Form 20-F
period 2003-03-31
MITSUBISHI TOKYO FINANCIAL GROUP INC
filed 2003-09-29
CIK 67088

  As filed with the Securities and Exchange Commission on September 29, 2003
================================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM 20-F

                               -----------------

        [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

             [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 2003

                                      OR

           [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                    For the transition period      to

                        Commission file number 1-10277

                               -----------------

               KABUSHIKI KAISHA MITSUBISHI TOKYO FINANCIAL GROUP
            (Exact name of Registrant as specified in its charter)

                    MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                (Translation of Registrant's name into English)

                                     Japan
                (Jurisdiction of incorporation or organization)

                            4-1, Marunouchi 2-chome
                          Chiyoda-ku, Tokyo 100-6326
                                     Japan
                   (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

                             Title of each class                               Name of each exchange on which registered
                             -------------------                               -----------------------------------------
Common stock, without par value...............................................         New York Stock Exchange (1)
American Depositary Shares, each of which represents one one-thousandth of one
  share of common stock.......................................................         New York Stock Exchange

--------
(1) The listing of the registrant's common stock on the New York Stock Exchange is for technical purposes only and without trading privileges.

   Securities registered or to be registered pursuant to Section 12(g) of the
   Act: None

   Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

   At March 31, 2003, (1) 6,232,161.72 shares of common stock (including 3,226 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock), (2) 81,400 shares of class 1 preferred stock and (3) 100,000 shares of class 2 preferred stock were outstanding.

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such short period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                Yes  [X]   No [_]

   Indicate by check mark which financial statement item the registrant has elected to follow:

                          Item 17  [_]  Item 18  [X]

================================================================================

                               TABLE OF CONTENTS

                                                                                         Page
                                                                                         ----
Forward-Looking Statements..............................................................   3
Item 1.    Identity of Directors, Senior Management and Advisors........................   4
Item 2.    Offer Statistics and Expected Timetable......................................   4
Item 3.    Key Information..............................................................   4
Item 4.    Information on the Company...................................................  18
Item 5.    Operating and Financial Review and Prospects.................................  42
Item 6.    Directors, Senior Management and Employees................................... 100
Item 7.    Major Shareholders and Related Party Transactions............................ 105
Item 8.    Financial Information........................................................ 107
Item 9.    The Offer and Listing........................................................ 108
Item 10.   Additional Information....................................................... 109
Item 11.   Quantitative and Qualitative Disclosures about Market Risk................... 128
Item 12.   Description of Securities Other Than Equity Securities....................... 136
Item 13.   Defaults, Dividend Arrearages and Delinquencies.............................. 137
Item 14.   Material Modifications of the Rights of Security Holders and Use of Proceeds. 137
Item 15.   Controls and Procedures...................................................... 137
Item 16.A. Audit Committee Financial Expert............................................. 137
Item 16.B. Code of Ethics............................................................... 137
Item 16.C. Principal Accountant Fees and Services....................................... 137
Item 16.D. Exemptions from the Listing Standards for Audit Committees................... 137
Item 17.   Financial Statements......................................................... 138
Item 18.   Financial Statements......................................................... 138
Item 19.   Exhibits..................................................................... 138
Selected Statistical Data............................................................... A-1
Consolidated Financial Statements....................................................... F-1

For purposes of this Annual Report, we have presented our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or US GAAP, except for the risk-adjusted capital ratios, the business segment financial information and some other specifically identified information, which are prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP. Unless otherwise stated or the context otherwise requires, all amounts in our financial statements are expressed in Japanese yen.

When we refer in this Annual Report to "MTFG," "we," "us," "our" and the "Group," we mean Mitsubishi Tokyo Financial Group, Inc. and its consolidated subsidiaries. References in this Annual Report to "yen" or "(Yen)" are to Japanese yen and references to "US dollars," "US dollar," "dollars," "US$" or "$" are to United States dollars. Our fiscal year ends on March 31 of each year. From time to time, we may refer to the fiscal year ended March 31, 2003 throughout this Annual Report as fiscal 2002 or the 2002 fiscal year. We may also refer to other fiscal years in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

We usually hold the ordinary general meeting of shareholders of Mitsubishi Tokyo Financial Group, Inc. in June of each year in Chiyoda-ku, Tokyo.

                          Forward-Looking Statements

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, or SEC, including this Annual Report, and other reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. We rely on this safe harbor in making these disclosures.

Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectations and/or the current belief or current expectations of our management with respect to our results of operations and financial condition, including, among other matters, our problem loans and loan losses. In many, but not all cases, we use words such as "anticipate," "aim," "believe," "estimate," "expect," "intend," "plan," "probability," "risk" and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, believed, estimated, expected, intended or planned. We do not intend to update these forward-looking statements.

Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. We identify in this Annual Report in "Item 3.D. Key Information--Risk Factors," "Item 4.B. Information on the Company--Business Overview," "Item 5. Operating and Financial Review and Prospects" and elsewhere, some, but not necessarily all, of the important factors that could cause these differences.

We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

                                    PART I

Item 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

A.  Selected Financial Data

On April 2, 2001, we were formed as a holding company for Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and Nippon Trust Bank. Nippon Trust Bank was formerly a majority-owned subsidiary of Bank of Tokyo-Mitsubishi and merged into Mitsubishi Trust Bank in October 2001. The business combination between Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank was accounted for under the pooling-of-interests method and, accordingly, the selected statement of operations and balance sheet data shown below for the periods ended before the combination set forth the combined results of Bank of Tokyo-Mitsubishi, including Nippon Trust Bank, and Mitsubishi Trust Bank as if the combination had been in effect for all the periods presented.

Selected statement of operations data for the fiscal years ended March 31, 1999, 2000, 2001, 2002 and 2003, and selected balance sheet data at March 31, 2000, 2001, 2002 and 2003 set forth below have been derived from our audited consolidated financial statements. Selected balance sheet data at March 31, 1999 set forth below have been derived from the audited financial statements of Bank of Tokyo-Mitsubishi and unaudited financial information derived from the accounting records of Mitsubishi Trust Bank.

Except for risk-adjusted capital ratios, which are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP, and the average balance information, the selected financial data set forth below are derived from our financial statements prepared in accordance with US GAAP.

You should read the selected financial data set forth below in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and other financial data included elsewhere in this Annual Report. These data are qualified in their entirety by reference to all of that information.

                                                                  Years ended March 31,
                                 ----------------------------------------------------------------------------------
                                       1999            2000             2001             2002               2003
                                 ---------------  --------------  ---------------  ---------------  ---------------
                                                (in millions, except per share data and number of shares)
Statement of operations data:
   Interest income.............. (Yen) 2,811,638  (Yen)2,165,643  (Yen) 2,282,974  (Yen) 2,016,961  (Yen) 1,585,358
   Interest expense.............       1,677,554       1,086,126        1,310,618          939,063          539,917
                                 ---------------  --------------  ---------------  ---------------  ---------------
   Net interest income..........       1,134,084       1,079,517          972,356        1,077,898        1,045,441
   Provision for credit losses..       1,239,000         372,449          797,081          601,689          455,630
                                 ---------------  --------------  ---------------  ---------------  ---------------
   Net interest income (loss)
    after provision for
    credit losses...............        (104,916)        707,068          175,275          476,209          589,811
   Non-interest income/(1)/.....         612,309         376,827          851,207          367,707          846,646
   Non-interest expense/(1)/....       1,164,353       1,081,277        1,022,893        1,168,149        1,189,760
                                 ---------------  --------------  ---------------  ---------------  ---------------
   Income (loss) before
    income tax expense
    (benefit) and cumulative
    effect of a change in
    accounting principle........        (656,960)          2,618            3,589         (324,233)         246,697
   Income tax expense
    (benefit)...................        (174,537)         50,160           62,763         (101,832)          42,877
                                 ---------------  --------------  ---------------  ---------------  ---------------
   Income (loss) before
    cumulative effect of a
    change in accounting
    principle...................        (482,423)        (47,542)         (59,174)        (222,401)         203,820
                                 ---------------  --------------  ---------------  ---------------  ---------------
   Cumulative effect of a
    change in accounting
    principle, net of tax/(2)/..              --              --               --            5,867             (532)
                                 ---------------  --------------  ---------------  ---------------  ---------------
   Net income (loss)............ (Yen)  (482,423) (Yen)  (47,542) (Yen)   (59,174) (Yen)  (216,534) (Yen)   203,288
                                 ===============  ==============  ===============  ===============  ===============
   Net income (loss)
    available to common
    shareholders................ (Yen)  (482,423) (Yen)  (53,006) (Yen)   (67,510) (Yen)  (220,702) (Yen)   190,784
                                 ===============  ==============  ===============  ===============  ===============
Amounts per share/(3)/:
   Basic earnings (loss) per
    common share--income
    (loss) available to
    common shareholders
    before cumulative effect
    of a change in accounting
    principle................... (Yen)(87,953.14) (Yen)(9,663.81) (Yen)(12,274.55) (Yen)(40,789.57) (Yen) 34,058.11
   Basic earnings (loss) per
    common share--net income
    (loss) available to
    common shareholders.........      (87,953.14)      (9,663.81)      (12,274.55)      (39,733.32)       33,963.40
   Diluted earnings (loss)
    per common share--income
    (loss) available to
    common shareholders
    before cumulative effect
    of a change in accounting
    principle...................      (87,953.14)      (9,663.81)      (12,274.55)      (40,789.57)       31,228.45
   Diluted earnings (loss)
    per common share--net
    income (loss) available
    to common shareholders......      (87,953.14)      (9,663.81)      (12,274.55)      (39,733.32)       31,137.71
   Number of shares used to
    calculate basic earnings
    per common share (in
    thousands)..................           5,485           5,485            5,500            5,555            5,617
   Number of shares used to
    calculate diluted
    earnings per common share
    (in thousands)..............           5,485           5,485            5,500            5,555            5,863/(4)/
   Cash dividends per share
    declared during the
    year/(5)/:
   --Common shares.............. (Yen)  8,418.42  (Yen) 8,255.25  (Yen)  8,255.25  (Yen)  4,127.63  (Yen)  6,000.00
                                     $     71.30      $    69.92      $     69.92      $     34.96      $     50.82
   --Preferred shares (Class
    1).......................... (Yen)        --  (Yen)57,120.00  (Yen) 82,500.00  (Yen) 41,250.00  (Yen)123,750.00
                                     $        --      $   483.78      $    698.74      $    349.37      $  1,048.11
   --Preferred shares (Class
    2).......................... (Yen)        --  (Yen) 8,150.00  (Yen) 16,200.00  (Yen)  8,100.00  (Yen) 24,300.00
                                     $        --      $    69.03      $    137.21      $     68.60      $    205.81

                                                                  At March 31,
                                --------------------------------------------------------------------------------
                                      1999            2000            2001            2002            2003
                                ---------------  --------------- --------------- --------------- ---------------
                                                                 (in millions)
Balance sheet data:                  (unaudited)
   Total assets................ (Yen)86,392,525  (Yen)84,996,000 (Yen)93,488,950 (Yen)94,365,114 (Yen)96,531,713
   Loans, net of allowance
    for credit losses..........      53,215,070       48,563,172      47,953,919      48,494,545      47,105,433
   Total liabilities...........      82,923,595       80,981,592      90,287,654      91,738,617      93,978,776
   Deposits....................      56,094,893       54,777,171      60,105,742      63,659,501      67,303,678
   Long-term debt..............       4,131,329        4,540,277       4,963,455       5,183,841       5,159,132
   Shareholders' equity........       3,468,930        4,014,408       3,201,296       2,626,497       2,552,937
   Capital stock/(6)/..........         956,664          956,664         956,664         973,156       1,084,708


                                                                        Years ended March 31,
                                 -----------------------------------------------------------------------------------
                                         1999                 2000                 2001                 2002
                                 ---------------      ---------------      ---------------      ---------------
                                                                  (in millions, except percentages)
Other financial data:
Average balances:                     (unaudited)          (unaudited)          (unaudited)          (unaudited)
   Interest-earning assets...... (Yen)90,683,194      (Yen)83,166,023      (Yen)83,396,382      (Yen)85,192,376
   Interest-bearing
    liabilities.................      84,033,397           74,566,168           75,749,784           78,749,705
   Total assets.................      96,090,045           86,620,645           89,341,483           92,376,000
   Shareholders' equity.........       3,356,754            3,599,596            3,464,251            3,045,608
Return on equity and assets:          (unaudited)          (unaudited)          (unaudited)          (unaudited)
   Net income (loss)
    available to common
    shareholders as a
    percentage of total
    average assets..............          (0.50 )%              (0.06)%              (0.08)%              (0.24)%
   Net income (loss)
    available to common
    shareholders as a
    percentage of average
    shareholders' equity........         (14.37 )%              (1.47)%              (1.95)%              (7.25)%
   Dividends per common share
    as a percentage of basic
    earnings per common share...              --/(7)/              --/(7)/              --/(7)/              --/(7)/
   Average shareholders'
    equity as a percentage of
    total average assets........           3.49 %               4.16 %               3.88 %               3.30 %
   Net interest income as a
    percentage of total
    average interest-earning
    assets......................           1.25 %               1.30 %               1.17 %               1.27 %
Credit quality data:                  (unaudited)
   Allowance for credit losses.. (Yen) 1,813,680      (Yen) 1,486,212      (Yen) 1,716,984      (Yen) 1,735,180
   Allowance for credit
    losses as a percentage of
    loans.......................           3.30 %               2.97 %               3.46 %               3.45 %
   Nonaccrual and
    restructured loans, and
    accruing loans
    contractually past due 90
    days or more................ (Yen) 3,477,768      (Yen) 2,844,915      (Yen) 4,272,794      (Yen) 4,164,982
   Nonaccrual and
    restructured loans, and
    accruing loans
    contractually past due 90
    days or more as a
    percentage of loans.........           6.32 %               5.68 %               8.60 %               8.29 %
   Net loan charge-offs......... (Yen)   663,453      (Yen)   679,736      (Yen)   598,362      (Yen)   603,404
                                      (unaudited)          (unaudited)          (unaudited)          (unaudited)
   Net loan charge-offs as a
    percentage of average
    loans.......................           1.15 %               1.30 %               1.21 %               1.23 %
   Average interest rate
    spread......................           1.10 %               1.14 %               1.01 %               1.18 %
   Risk-adjusted capital
    ratio calculated under
    Japanese GAAP/(8)/:.........              --               11.43 %              10.15 %              10.30 %

                                   Years ended
                                    March 31,
                                 ----------------
                                       2003
                                 ---------------
                               (in millions, except
                                    percentages)
Other financial data:
Average balances:                     (unaudited)
   Interest-earning assets...... (Yen)86,352,412
   Interest-bearing
    liabilities.................      79,708,130
   Total assets.................      95,478,227
   Shareholders' equity.........       2,431,528
Return on equity and assets:          (unaudited)
   Net income (loss)
    available to common
    shareholders as a
    percentage of total
    average assets..............            0.20%
   Net income (loss)
    available to common
    shareholders as a
    percentage of average
    shareholders' equity........            7.85%
   Dividends per common share
    as a percentage of basic
    earnings per common share...           17.67%
   Average shareholders'
    equity as a percentage of
    total average assets........            2.55%
   Net interest income as a
    percentage of total
    average interest-earning
    assets......................            1.21%
Credit quality data:
   Allowance for credit losses.. (Yen) 1,360,136
   Allowance for credit
    losses as a percentage of
    loans.......................           2.81 %
   Nonaccrual and
    restructured loans, and
    accruing loans
    contractually past due 90
    days or more................ (Yen) 2,753,026
   Nonaccrual and
    restructured loans, and
    accruing loans
    contractually past due 90
    days or more as a
    percentage of loans.........            5.68%
   Net loan charge-offs......... (Yen)   814,811
                                      (unaudited)
   Net loan charge-offs as a
    percentage of average
    loans.......................            1.64%
   Average interest rate
    spread......................            1.16%
   Risk-adjusted capital
    ratio calculated under
    Japanese GAAP/(8)/:.........           10.84%

--------

(1) For the fiscal year ended March 31, 2003, we determined it more appropriate to include "foreign exchange losses--net," "investment securities losses--net" and "trading account losses--net" in "Non-interest income." Such amounts had previously been presented in "Non-interest expense." Previously reported amounts have been reclassified to conform to this presentation.

(2) Effective April 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. On April 1, 2002, we also adopted SFAS No. 142, "Goodwill and Other Intangible Assets."

(3) Amounts have been adjusted to reflect the stock-for-stock exchanges creating Mitsubishi Tokyo Financial Group, Inc. for the fiscal years ended March 31, 1999, 2000 and 2001.

(4) Includes the common shares potentially issuable pursuant to the 3% exchangeable guaranteed notes due 2002 and Class 2 preferred stock. The 3% exchangeable guaranteed notes due 2002 were redeemed in November 2002.

(5) For the convenience of readers, the US dollar amounts are presented as translations of Japanese yen amounts at the rate of (Yen)118.07 = US$1.00, the noon buying rate on March 31, 2003 in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York.

(6) Amounts include common stock and non-redeemable Class 2 preferred stock. Redeemable Class 1 preferred stock is excluded.

(7) Percentages against basic loss per common share have not been presented because such information is not meaningful.

(8) Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. Ratios for the fiscal years ended March 31, 2000 and 2001 represent combined risk-adjusted capital ratios of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank before any combination-related adjustments.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On September 18, 2003, the noon buying rate was $1.00 equals (Yen)115.27 and the inverse noon buying rate was (Yen)100 equals $0.87.

                                          Year 2003
     ------------------------------------------------------------------------------------
        March       April        May        June        July       August    September(1)
     ----------- ----------- ----------- ----------- ----------- ----------- ------------
High (Yen)121.42 (Yen)120.55 (Yen)119.50 (Yen)119.87 (Yen)120.55 (Yen)120.47 (Yen)117.41
Low.      116.47      118.25      115.94      117.46      117.24      116.71      115.27

--------
(1) Period from September 1 to September 18.

                                             Fiscal year ended March 31,
                             -----------------------------------------------------------
                                1999        2000        2001        2002        2003
                             ----------- ----------- ----------- ----------- -----------
Average (of month-end rates) (Yen)128.10 (Yen)110.02 (Yen)111.65 (Yen)125.64 (Yen)121.10

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this Annual Report, including our consolidated financial statements and related notes, "Item 11. Quantitative and Qualitative Disclosures about Market Risk" and "Selected Statistical Data."

Our business, operating results and financial condition could be materially adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this Annual Report. See "Forward-Looking Statements."

Risks Related to Our Business

We may suffer additional losses in the future due to problem loans.

We have a substantial volume of problem loans and have suffered from worsening asset quality problems since the early 1990s. A number of our borrowers are facing increasingly challenging circumstances, and some others are rumored to be in extremely difficult financial conditions. Our problem loans and credit-related expenses could increase if:

..   economic conditions in Japan do not improve;

..   real estate prices or stock prices in Japan decline;

..   the rate of corporate bankruptcies in Japan or elsewhere in the world rises;

..   our large borrowers become insolvent or must be restructured;

..   additional economic problems arise elsewhere in the world; or

..   the global economic environment deteriorates generally.

An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base. For a discussion of our historical problem loans, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans" and "Selected Statistical Data--Loan Portfolio."

Our allowance for credit losses may be insufficient to cover future loan losses.

Our allowance for credit losses in our loan portfolio is based on assumptions and estimates about our customers, the value of collateral we hold and the economy as a whole. Our actual loan losses could prove to be materially different from our estimates and could materially exceed our allowance. If our actual loan losses are higher than we currently expect, our current allowance for credit losses will be insufficient. If general economic conditions deteriorate, causing us to change some of our assumptions and estimates, if the value of collateral we hold declines or if we are adversely affected by other factors to an extent that is worse than anticipated, we may have to provide for additional allowance for credit losses. For a detailed discussion of our allowance policy and the historical trend of allowances for credit losses, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Critical Accounting Estimates--Allowance for Credit Losses" and "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

The credit quality of our loan portfolio may be adversely affected by the continuing financial difficulties of the Japanese real estate and construction sectors.

We have a large exposure to borrowers in the real estate and construction sectors. The Japanese real estate and construction industries have been severely and adversely affected by the sharp decline in Japanese real estate values and the number of construction projects. Japanese real estate prices have declined for twelve straight years and may still be falling. Several larger companies in these industries have been restructured through legal proceedings or through out-of-court agreements, including concessions by lenders. We expect these problems to continue for the foreseeable future. A number of real estate and construction companies, including some to which we have extended credit, may be in restructuring negotiations or considering whether to seek bankruptcy protection. If these companies are unsuccessful in their restructuring efforts or seek bankruptcy protection, or if other lenders discontinue or decrease their financial support to these companies for any reason, there may be further significant deteriorations of the credit quality of our loan portfolio, which would expose us to further loan losses. For a detailed discussion of our exposure to the Japanese real estate and construction sectors and our historical problem loans in those sectors, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans" and "Selected Statistical Data--Loan Portfolio."

The credit quality of our loan portfolio may be adversely affected by the continuing financial difficulties of the Japanese wholesale and retail sectors.

We have a large exposure to borrowers in the wholesale and retail sectors. Several Japanese wholesalers and retailers have been restructured or are undergoing restructurings through legal proceedings or through out-of-court agreements, including concessions by lenders. If consumer spending continues to decline as a result of Japan's extended economic downturn, if other lenders to distressed wholesalers and retailers discontinue or decrease their financial support to those companies for any reason, or if their restructuring efforts are not successful, there may be a further or extended deterioration of the credit quality of our loan portfolio, which would expose us to substantial additional loan losses. For a detailed discussion of our exposure to the Japanese wholesale and retail sectors and our historical problem loans in those sectors, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition-- Allowance for Credit Losses, Nonperforming and Past Due Loans" and "Selected Statistical Data--Loan Portfolio."

Our exposure to troubled borrowers may increase, and our recoveries from them may be lower than expected.

We may provide additional loans to troubled borrowers. We may forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructuring. We may take these steps even when our legal rights might permit us to take stronger action against the borrower and even when others might take stronger action against the borrower to maximize recovery or to reduce exposure in the short term. We may provide support to troubled borrowers for any of the following reasons or for other reasons:

..   political or regulatory considerations;

..   reluctance to push a major client into default or bankruptcy or to disrupt a restructuring plan supported by other lenders; and

..   a perceived responsibility for the obligations of our affiliated and associated companies.

These practices may substantially increase our exposure to troubled borrowers and increase our loan losses.

We may experience losses because our remedies for credit defaults by our borrowers are limited.

We may not be able to realize the value of the collateral held by us or enforce our rights against defaulting customers because of:

..   the difficulty of foreclosing on collateral in Japan;

..   the illiquidity of and depressed values in the Japanese real estate market;
    and

..   the depressed values of pledged securities held as collateral.

Recent corporate credibility issues may increase our problem loans or otherwise negatively affect our results of operations.

Recent high-profile bankruptcy filings and reports of past accounting irregularities, including fraud, in the United States and other countries have raised corporate credibility issues, particularly with respect to public companies. In response to these developments and regulatory responses to these developments in the United States and elsewhere, regulators, auditors and corporate managers generally have begun to review financial statements more thoroughly and conservatively. As a result, additional accounting irregularities may be uncovered and additional bankruptcy filings may be made in the United States and elsewhere. Such developments could increase our credit costs if they directly involve our borrowers or indirectly affect our borrowers' credit.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We, as a holding company, and our Japanese subsidiary banks, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, are each required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of Japan's Financial Services Agency, or the Financial Services Agency. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. Our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A., which we refer to, collectively, as UNBC, are subject to similar

U.S. capital adequacy guidelines. We or our subsidiary banks may be unable to continue to satisfy the capital adequacy requirements because of:

..   declines in the value of our securities portfolio;

..   credit costs we may incur as we dispose of problem loans and remove impaired assets from our balance sheet;

..   credit costs we may incur due to losses from a future deterioration in asset quality;

..   a reduction in the value of our deferred tax assets;

..   changes in accounting rules or in the guidelines regarding the calculation of bank holding companies' or banks' capital ratios;

..   our inability to refinance our subordinated debt obligations with equally subordinated debt;

..   adverse changes in foreign currency exchange rates; and

..   other adverse developments discussed in these Risk Factors.

If our capital ratios fall below required levels, the Financial Services Agency could require us to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our business operations. For a discussion of our capital ratios and the related regulatory guidelines, see "Item 4.B. Information on the Company--Business Overview--Supervision and Regulation--Japan--Capital Adequacy" and "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Adequacy."

Our capital ratios may also be negatively affected by contemplated or recently adopted regulatory changes.

Several proposed regulatory changes and market factors could have an adverse impact on our capital ratios. In particular, the Financial System Council of the Financial Services Agency is discussing the adoption of rules limiting the amount of deferred tax assets that may be included in the calculation of Tier I and/or total regulatory capital. The imposition of any such limits would likely reduce our regulatory capital, perhaps materially. At March 31, 2003, our deferred tax assets amounted to (Yen)1,362 billion under Japanese GAAP, which was included in our Tier I capital of (Yen)3,128 billion calculated in accordance with Japanese GAAP as required by the Financial Services Agency. In addition, effective March 31, 2003, the Financial Services Agency strongly suggested that major banks calculate loan loss reserves for certain impaired loans by analyzing the projected cash flows from those loan assets, discounted to present value, instead of basing reserves on historical loan loss data. We had already been employing a methodology to calculate our loan loss reserves for these credits based on their estimated cash flows. However, if in the future the Financial Services Agency adopts a calculation methodology that is different from ours, the size of our allowance for loan losses under Japanese GAAP could increase. Because our capital ratios are calculated under Japanese GAAP, this change may reduce our capital ratios materially.

Our results of operations and capital ratios will be negatively affected if we are required to reduce our deferred tax assets.

We and our Japanese subsidiary banks determine the amount of our net deferred tax assets and our regulatory capital pursuant to Japanese GAAP and the Japanese banking regulations, which differ from US GAAP and U.S. regulations. Under current Japanese banking regulations, all deferred tax assets established pursuant to Japanese GAAP are included in regulatory capital. Currently, Japanese GAAP generally permits the establishment of deferred tax assets for tax benefits that are expected to be realized during a period that is reasonably foreseeable, generally five fiscal years. The calculation of deferred tax assets is based upon various assumptions, including assumptions with respect to future taxable income. Actual results may differ significantly from these assumptions. Even if our ability to include deferred tax assets in regulatory capital is not affected by rule changes, if we conclude, based on our taxable income projections, that we or our subsidiary banks will be unable to realize a portion of the deferred tax assets, our deferred tax assets may be reduced and, as a result, our results of operations may be negatively affected and our capital ratios may decline.

We may not be able to refinance our subordinated debt obligations with equally subordinated debt, and as a result our capital ratios may be adversely affected.

Under Japanese GAAP, at March 31, 2003, subordinated debt accounted for approximately 34.2% of our total capital, approximately 34.4% of Bank of Tokyo-Mitsubishi's total capital and approximately 34.7% of Mitsubishi Trust Bank's total capital. We may not be able to refinance our subordinated debt obligations with equally subordinated debt. The failure to refinance these subordinated debt obligations with equally subordinated debt may reduce our total capital and, as a result, negatively affect our capital ratios.

If the Japanese stock market declines, we may incur additional losses on our securities portfolio and our capital ratios will be adversely affected.

We hold large amounts of marketable equity securities. The market values of these securities are inherently volatile and have generally and substantially been declining in recent years. We will incur losses on our securities portfolio if the Japanese stock market declines. Material declines in the Japanese stock market may also materially adversely affect our capital ratios. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Adequacy" and "Selected Statistical Data--Investment Portfolio."

The value of our equity portfolio could decline due to expected sales of shares in the market by us and others.

Many Japanese financial institutions have traditionally held large amounts of equity securities of their customers. In November 2001, the Japanese government enacted a law forbidding bank holding companies and banks, including us, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, from holding stock, the aggregate value of which is in excess of their adjusted Tier I capital after September 30, 2004, a date which was later extended to after September 30, 2006. Partly in response to this legislation and partly to reduce risk-weighted assets, we and many other financial institutions have been selling and will continue to sell off large amounts of equity securities. The sale of equity securities by Japanese financial institutions may have depressed and may further depress the value of Japanese equity securities, including those in our securities portfolio. In order to remain compliant with the new legislation or to reduce our risk exposure, we may sell some of our equity securities at depressed prices. For a detailed discussion of our equity securities portfolio, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Investment Portfolio" and "Selected Statistical Data--Investment Portfolio."

Our efforts to reduce our cross-shareholdings of equity securities may adversely affect our relationships with customers.

A substantial portion of our equity securities portfolio is held under cross-shareholding relationships where we hold customers' securities for business relationship purposes. The sales of equity securities, whether to comply with the prohibition on holding stock in excess of adjusted Tier I capital after September 30, 2006, to reduce our risk exposure to fluctuations in equity security prices or otherwise, will reduce our cross-shareholdings, which may have an adverse effect on our relationships with our customers. In addition, our plans to reduce our cross-shareholdings may encourage some of our customers to sell their shares of our common stock, which may have a negative impact on our stock price.

Unexpected or sudden increases in interest rates may negatively affect the value of our bond portfolio.

We have a significant amount of Japanese government bonds and foreign bonds, including U.S. Treasury bonds. An increase in interest rates, particularly if such increase is unexpected or sudden, may negatively affect the value of our bond portfolio. Most recently, in June and July 2003, the yield on Japanese 10-year government bonds surged to approximately 1% after reaching a record low of below 0.5% and we consequently incurred losses on our bond portfolio during those months. For a detailed discussion of our bond portfolio, see "Selected Statistical Data--Investment Portfolio."

Our trading and investment activities expose us to interest rate, exchange rate and other risks.

We undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:

..   Increases in interest rates have an adverse effect on the value of our fixed income securities portfolio, as discussed above; and

..   The strengthening of the yen against the US dollar and other foreign currencies reduces the value, in our financial statements, of our substantial portfolio of foreign-currency denominated investments.

In addition, downgrades of the credit ratings of some of the fixed income securities in our portfolio could negatively affect our results of operations. Our results of operations and financial condition in future periods will be exposed to risks of loss associated with these activities. For a discussion of our investment portfolio and related risks see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Investment Portfolio" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

A significant downgrade of our credit ratings could have a negative effect on us.

A significant downgrade of our credit ratings by one or more of the credit rating agencies could have a negative effect on our treasury operations and other aspects of our business. In the event of a downgrade of our credit ratings, our treasury unit may have to accept less favorable terms in its transactions with counterparties, including capital raising activities, or may be unable to enter into some transactions. This could have a negative impact on the profitability of our treasury and other operations and adversely affect our results of operations and financial condition.

We may not be able to achieve the goals of our business strategies.

We are currently pursuing various business strategies to improve our profitability. For various reasons, these strategies may be unsuccessful or have unintended consequences. For example:

..   We may be unable to increase the volume of our loans to financially sound clients;

..   We may be unable to increase our lending spreads with pre-existing customers;

..   Greater competition or other market conditions may prevent us from increasing our level of fee income;

..   We may be unable to successfully implement and realize the benefits of our cost reduction plans and measures;

..   We may have difficulty in coordinating the operations of our subsidiaries and affiliates as planned due to legal restrictions, internal conflict or market resistance;

..   The costs of integration may be higher than we expect, and we may not achieve cost reductions as fully or as quickly as expected;

..   We may lose customers and business as we integrate and, in some cases, rebrand some of our subsidiaries' or affiliates' operations;

..   Our efforts to streamline operations may require more time than expected and cause some negative reactions from our customers; and

..   We may have difficulty integrating the systems within our group.

We will be exposed to increased risks as we expand the range of our products and services.

As we expand the range of our products and services beyond our traditional banking and trust businesses and as the sophistication of financial products and management systems grows, we will be exposed to new and increasingly complex risks. For example, through the recent formation of Mitsubishi Securities Co., Ltd., we intend to expand our securities business. We may have no experience or only limited experience with the risks related to the expanded range of these products and services. Moreover, some of the activities which our subsidiaries engage in, such as derivatives and foreign currency trading, present volatile and substantial risks. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. As a result, we are subject to substantial market, credit and other risks in relation to the expanding scope of our products and services and trading activities, which could result in our incurring substantial losses. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. For a detailed discussion of our risk management systems, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Any adverse changes in UNBC's business could significantly affect our results of operations.

UNBC contributes to a significant portion of our net income. Any adverse change in the business or operations of UNBC could significantly affect our results of operations. Factors that could negatively affect UNBC's results include adverse economic conditions in California, particularly the energy crisis and the decline in the technology sector, adverse conditions following the terrorist attacks in September 2001, a potential downturn in the real estate and housing industries in California, substantial competition in the California banking market and negative trends in debt ratings and equity valuations of various borrowers, such as power companies, resulting from large corporate bankruptcy filings. In addition, the appreciation of the yen against the US dollar reduces UNBC's reported profits in our operating results. For a detailed segment discussion relating to UNBC, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Segment Analysis--Bank of Tokyo-Mitsubishi."

We are exposed to substantial credit and market risks in Asian and Latin American countries.

We are active in the Asian and Latin American regions through a network of branches and subsidiaries and are thus exposed to a variety of credit and market risks associated with countries in these regions. If a decline in the value of Asian or Latin American currencies occurs, it could adversely affect the creditworthiness of some of our borrowers in those regions. The loans we make to Asian and Latin American borrowers and banks are often denominated in yen, US dollars or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and others. In addition, some Asian and Latin American countries may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these and related conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, we are active in other regions that expose us to risks similar to the risks described above and also risks specific to those regions, which may cause us to incur losses or suffer other adverse effects. For a more detailed discussion of our credit exposure to Asian and Latin American countries, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

Our income and expenses relating to our international operations and our foreign assets and liabilities are all exposed to foreign currency fluctuations.

Our international operations are subject to fluctuations in foreign currency exchange rates against the Japanese yen. When the yen appreciates, yen amounts for transactions denominated in foreign currencies, including a substantial portion of UNBC's transactions, decline. In addition, a portion of our assets and liabilities are denominated in foreign currencies. To the extent that our foreign-currency denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the yen may adversely affect our financial condition, including our capital ratios. In addition, fluctuations in foreign exchange rates will create foreign currency translation gains or losses. For a historical discussion of the effect of changes in foreign currency exchange rates, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Effect of Change in Exchange Rate on Foreign Currency Translation."

Losses relating to our pension plans and a decline in returns on our plan assets may negatively affect our results of operations and financial condition.

We may incur losses if the fair value of our pension plans' assets declines, if the rate of return on our pension assets declines or if there is a change in the actuarial assumptions on which the calculations of the projected benefit obligations are based. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations and the resulting annual amortization expense.

We may have to compensate for losses in our loan trusts and jointly operated designated money in trusts. This could have a negative effect on our results of operations.

Mitsubishi Trust Bank may have to compensate for losses of principal of all loan trusts and some jointly operated designated money in trust. Funds in those guaranteed trusts are generally invested in loans and securities. Mitsubishi Trust Bank is required to maintain reserves in the accounts of those guaranteed trusts for loan losses and other impairments of principal, but the amount of these compensation obligations does not appear as a liability on our balance sheet. If the amount of assets and reserves held in the guaranteed trusts falls below the principal as a result of loan losses, losses in the investment portfolio or otherwise, which are not absorbed by the profit earned by the trusts, Mitsubishi Trust Bank would be required to make a payment on the guaranties. For a detailed discussion of guaranteed trusts, see "Item 5. Operating and Financial Review and Prospects."

Trust beneficiaries of loan trusts and jointly operated designated money in trust are entitled to a semi-annual dividend, which in practice is the "projected rate" published semi-annually. As a result, sharp declines in interest rates or in the value of the securities held in its trusts' investment portfolios will reduce partly performance-dependent trust fees that Mitsubishi Trust Bank generates from its loan trusts and jointly operated designated money in trust and will thus adversely affect our results of operations.

Restrictions on our subsidiaries' ability to pay dividends and make other distributions could limit amounts payable to us.

As a holding company, substantially all of our cash flow comes from dividends that our Japanese bank subsidiaries pay to us. Under some circumstances, various statutory or contractual provisions may restrict the amount of dividends our subsidiaries can pay to us. Among other things, if our operating subsidiaries do not have sufficient earnings, they will be unable to pay us dividends and we, in turn, may be unable to pay dividends.

Risks Related to the Japanese Banking Industry

Recent efforts by the Japanese government to encourage the disposal of problem loans by March 31, 2005 could exacerbate our credit losses.

The Financial Services Agency announced in October 2002 that it would strive to reduce by about half the aggregate ratio of nonperforming credits to total credits of major banks, including Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, by March 31, 2005. The disposal of nonperforming credits pursuant to this policy could increase our credit losses if we are required to, or elect to, sell or write-off our problem loans at a larger discount, in a larger amount and/or in a different time or manner than we would have otherwise. For a more detailed discussion of recent government initiatives, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Recent Developments."

Adverse regulatory developments or changes in laws, government policies or economic controls could have a negative impact on our results of operations.

We conduct our business subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in Japan and the other markets which we operate in. Future developments or changes in laws, regulations, policies, voluntary codes of practice, fiscal or other policies and their effects are unpredictable and beyond our control. In particular, the Financial Services Agency announced various regulatory changes that it would consider. The Financial Services Agency also has the authority to conduct, at any time, inspections to review banks' accounts, including those of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. Any of the changes referred to above or any action that must be taken by us, whether as a result of regulatory developments or changes or inspections, could negatively affect our business and results of operations.

Our business may be adversely affected by negative developments with respect to other Japanese financial institutions, both directly and through the effect they may have on the overall Japanese banking environment and on their borrowers.

Many Japanese financial institutions, including banks, non-bank lending and credit institutions, affiliates of securities companies and insurance companies, are experiencing and expect to continue to experience declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. The continued financial difficulties of other financial institutions could adversely affect us because:

..   we have extended loans to banks and other financial institutions that are not our consolidated subsidiaries, some of which are classified as nonaccrual and restructured loans;

..   we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries;

..   we may be requested to participate in providing assistance to support distressed financial institutions that are not our consolidated subsidiaries;

..   troubled banks and financial institutions may discontinue or decrease their credit support to troubled borrowers to whom we are also a lender, resulting in significant failures of those borrowers and/or a deterioration in the quality of our loan portfolio;

..   financial institutions may become majority owned and/or controlled by the
    Japanese government as a result of the government's conversion of their preferred shares into common stock and/or injection of additional public funds into financial institutions pursuant to the Deposit Insurance Law, such as the recent public fund injection to Resona Bank, Ltd., or other newly introduced frameworks for the injection of public funds into financial institutions;

..   if the government takes control of major financial institutions, we will become a direct competitor of government-controlled financial institutions and may be put at a competitive disadvantage if the Japanese government provides regulatory, tax, funding or other benefits to those financial institutions to strengthen their capital, facilitate their sale or otherwise;

..   deposit insurance premiums could rise if deposit insurance funds prove to be inadequate; and

..   repeated or large-scale bankruptcies and/or government support or control of financial institutions could generally undermine depositor confidence or adversely affect the overall banking environment.

Our business may be adversely affected by competitive pressures, which have increased significantly due to regulatory changes.

In recent years, the Japanese financial system has been increasingly deregulated and barriers to competition have been reduced. In addition, the Japanese financial industry has been undergoing significant consolidation, as a result of which larger and more integrated financial institutions have emerged as our competitors. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see "Item 4.B. Information on the Company--Business Overview--Competition--Japan."

We might have to pay risk premiums on borrowings from international financial institutions or be subject to credit limitations by them.

As a result of concerns regarding asset quality and the failure of several large Japanese financial institutions, international financial institutions have in the past:

..   charged an additional risk premium to Japanese financial institutions for short-term borrowings in the interbank market; and

..   placed restrictions on the amount of credit, including interbank deposits, that they extend to Japanese banks.

These restrictions on credit resulted in higher operating expenses and decreased profitability for affected Japanese banks. If conditions in the Japanese banking and other financial sectors further deteriorate, international markets could again impose risk premiums or credit restrictions on Japanese banks, including us.

We may be adversely affected if the economic conditions in Japan worsen.

Since the early 1990s, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies, causing a large number of corporate bankruptcies and the failure of several major financial institutions. The Japanese economy may not be recovering, and the outlook for the economy as a whole remains uncertain, in part, because:

..   unemployment rates remain at a historic high;

..   real estate prices have not recovered from their decline over the past decade; and

..   Japanese stock prices have declined significantly, reaching a 20-year low in April 2003.

These factors may worsen. If they do, our earnings and credit quality may be adversely affected. For a discussion of Japan's current economic environment, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Environment--Economic Environment in Japan."

A change to the current interest rate policy could adversely affect our results of operations.

The Bank of Japan now maintains interest rates at near zero percent. If interest rate policies change, we could be adversely affected by lower spreads or a decline in the value of our investments in Japanese government bonds. In addition, an increase in interest rates may increase our problem loans as some of our borrowers may not be able to meet the increased interest payment requirements. This would adversely affect our results of operations and financial condition.

We may have to pay more regional bank taxes.

In April 2000, the Tokyo Metropolitan Government began imposing a tax of 3.0% on the gross operating profits of banks operating within its jurisdiction. In March 2002, the Tokyo District Court overturned the Tokyo local tax. On January 30, 2003, the Tokyo High Court also overturned the local tax. In February 2003, however, the

Tokyo Metropolitan Government appealed the judgment to the Supreme Court of Japan. In response to these court rulings, Osaka Prefectural Government, which was planning to impose a similar tax, revised its prefectural ordinance in March 2003 to delay the enforcement of the new tax for one year. Banks, including our subsidiary banks, are also challenging in court the legality of the Osaka local tax. Other prefectures may implement similar local bank taxes. Depending on the outcome of these court cases and the decisions of other prefectures, we may have to pay more local bank taxes. In addition, pursuant to tax reform initiatives, a new uniform local tax, which will be levied based on company size, will be introduced during our fiscal year ending March 31, 2005. For a discussion of local taxes, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Recent Developments--Legal Proceedings for Local Taxes."

Risks Related to Owning Our Shares

Efforts by other companies to reduce their shareholdings may adversely affect our stock price.

Many companies in Japan that hold our shares have announced plans to reduce their shareholdings in other companies. Our own announced plans to sell cross-held shares in other companies may further encourage those companies and other companies to sell our shares. If an increased number of shares of our common stock are sold in the market, it will adversely affect the trading price of our shares.

Negative media coverage of Japan's banking industry may have a materially adverse effect on our stock price.

Recently, Japan's banking industry has been covered extensively by both Japanese and foreign media. This coverage includes Japanese banks' problem loans and deferred tax assets. Much of this coverage has been negative and some of this coverage suggests that the amount of problem loans that Japanese banks actually hold is substantially greater than what is disclosed and that the amount of deferred tax assets recognized by Japanese banks is excessively high. Negative media coverage of Japan's banking industry focusing on problem loans, deferred tax assets and other issues, whether or not accurate and whether or not applicable to us, may have a materially adverse effect on our stock price.

Rights of shareholders under Japanese law may be different from those under the laws of jurisdictions within the United States and other countries.

Our Articles of Incorporation, the regulations of our board of directors and the Japanese Commercial Code govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors' and officers' fiduciary duties and shareholders' rights are different from those that would apply if we were not a Japanese corporation. Shareholders' rights under Japanese law are different in some respects from shareholders' rights under the laws of jurisdictions within the United States and other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside of Japan. For a detailed discussion of the relevant provisions under the Japanese Commercial Code and our Articles of Incorporation, see "Item 10.B. Additional Information--Memorandum and Articles of Association."

It may not be possible for investors to effect service of process within the United States upon us or our directors, senior management or corporate auditors, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a joint stock company incorporated under the laws of Japan. Almost all of our directors, senior management and corporate auditors reside outside of the United States. Many of our and their assets are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

Risks Related to Owning ADSs

As a holder of ADSs, you have fewer rights than a shareholder has and you must act through the depositary to exercise these rights.

The rights of our shareholders under Japanese law to take actions including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian, is the record holder of the shares underlying the ADSs, a holder of ADSs may not be entitled to the same rights as a shareholder. In your capacity as an ADS holder, you are not able to bring a derivative action, examine our accounting books and records or exercise appraisal rights, except through the depositary.

Foreign exchange rate fluctuations may affect the US dollar value of our ADSs and dividends payable to holders of our ADSs.

Market prices for our ADSs may fall if the value of the yen declines against the US dollar. In addition, the US dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the yen declines against the US dollar.

Item 4. Information on the Company.

A.  History and Development of the Company

Mitsubishi Tokyo Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. is a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan. On April 2, 2001, Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and Nippon Trust Bank established Mitsubishi Tokyo Financial Group, Inc. to be a holding company for the three of them. Before that, each of the banks had been a publicly held company. On April 2, 2001, through a stock-for-stock exchange, they became wholly-owned subsidiaries of Mitsubishi Tokyo Financial Group, Inc., and the former shareholders of the three banks became shareholders of Mitsubishi Tokyo Financial Group, Inc. Nippon Trust Bank was later merged into Mitsubishi Trust Bank. As a result, Mitsubishi Tokyo Financial Group, Inc. now has two directly held banking subsidiaries, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, although each of these two banks also has other subsidiaries of its own. Mitsubishi Tokyo Financial Group, Inc.'s registered address is 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6326, Japan, and its telephone number is 81-3-3240-8111.

The Bank of Tokyo-Mitsubishi, Ltd.

Bank of Tokyo-Mitsubishi is a major commercial banking organization in Japan and provides a broad range of domestic and international banking services from its offices in Japan and around the world. Bank of Tokyo-Mitsubishi is a "city" bank, as opposed to a regional bank. Bank of Tokyo-Mitsubishi's registered head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan, and its telephone number is 81-3-3240-1111. Bank of Tokyo-Mitsubishi is a joint stock company (kabushiki kaisha) incorporated in Japan under the Japanese Commercial Code.

Bank of Tokyo-Mitsubishi was formed through the merger, on April 1, 1996, of The Mitsubishi Bank, Limited and The Bank of Tokyo, Ltd. The origins of Mitsubishi Bank can be traced to the Mitsubishi Exchange Office, a money exchange house established in 1880 by Yataro Iwasaki, a key figure in the Japanese industrial revolution and the founder of the Mitsubishi industrial, commercial and financial group. In 1895, the Mitsubishi Exchange

Office was succeeded by the Banking Division of the Mitsubishi Goshi Kaisha, the holding company of the "Mitsubishi group" of companies, that began in the late 19th century with interests in shipping and trading. Mitsubishi Bank had been a principal bank to many of the Mitsubishi group companies, but broadened its relationships to cover a wide range of Japanese industries, small and medium-sized companies and individuals.

Bank of Tokyo was established in 1946 as a successor to The Yokohama Specie Bank, Ltd., a special foreign exchange bank established in 1880. In the postwar period, because of the need to establish a financial institution specializing in foreign trade financing, the government of Japan promulgated the Foreign Exchange Bank Law in 1954, and Bank of Tokyo became the only bank licensed under that law. Because of its license, Bank of Tokyo received special consideration from the Ministry of Finance in establishing its offices abroad and in many other aspects relating to foreign exchange and international finance. The worldwide network of Bank of Tokyo was more extensive than that of any other Japanese bank, and through this network, Bank of Tokyo was engaged in a full range of commercial banking activities, both in Japan and overseas, serving the diverse financial requirements of its clients throughout the world.

On September 1, 2002, Bank of Tokyo-Mitsubishi completed the merger of its securities subsidiaries and affiliate, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd. and Tokyo-Mitsubishi Personal Securities Co., Ltd., and Mitsubishi Trust Bank's securities affiliate, Issei Securities Co., Ltd., to form Mitsubishi Securities Co., Ltd., or Mitsubishi Securities. Since the merger, Bank of Tokyo-Mitsubishi has been consolidating various areas of its securities and investment banking business, such as mergers and acquisitions, part of its derivative operations, corporate advisory and securitization operations, to Mitsubishi Securities.

Bank of Tokyo-Mitsubishi is a member of the "Mitsubishi group" of companies. The expression "Mitsubishi group" is used to describe 29 companies with historical links to a prewar group of companies that were under common control. Although there are numerous, generally small, cross-shareholdings among these companies even today and frequent organized gatherings of their chairmen and presidents, since the end of World War II, the Mitsubishi group companies have been managed and operated independently. The shares of 21 of the Mitsubishi group companies are publicly listed in Japan, and these companies are engaged in a broad range of activities including manufacturing, trading, natural resources, transportation, real estate, banking and insurance.

The Mitsubishi Trust and Banking Corporation

Mitsubishi Trust Bank is a major trust bank in Japan, providing trust and banking services to meet the financing and investment needs of clients in Japan and the rest of Asia, as well as in the United States and Europe. In May 2003, Mitsubishi Trust Bank moved its registered head office to 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan. Its telephone number is 81-3-3212-1211. Mitsubishi Trust Bank is also a joint stock company (kabushiki kaisha) incorporated in Japan under the Japanese Commercial Code.

Mitsubishi Trust Bank traces its history to The Mitsubishi Trust Company, Limited, which was founded by the leading members of the Mitsubishi group companies in 1927. The Japanese banking and financial industry was reconstructed after World War II and, in 1948, Mitsubishi Trust Bank was authorized to engage in the commercial banking business, in addition to its trust business, under the new name Asahi Trust & Banking Corporation. In 1952, the bank changed its name again, to The Mitsubishi Trust and Banking Corporation.

Nippon Trust Bank and The Tokyo Trust Bank, Ltd., which were previously subsidiaries of Bank of Tokyo-Mitsubishi, were merged into Mitsubishi Trust Bank on October 1, 2001. By combining the trust-related resources and expertise of these three trust banks, we believe the new Mitsubishi Trust Bank is well-positioned to provide clients with trust services that will better match their evolving needs.

Like Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank is a member of the "Mitsubishi group" of companies.

B.   Business Overview

Mitsubishi Tokyo Financial Group, Inc. is one of the world's leading bank holding companies. Through our two directly held subsidiary banks, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, and their subsidiaries, we provide a full range of domestic and international financial services, including commercial banking, investment banking and asset management services, and trust services, to individuals and corporate customers.

While maintaining the corporate cultures and core competencies of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, Mitsubishi Tokyo Financial Group, Inc., as the holding company, seeks to work with them to find ways to:

..   establish a more diversified financial services group operating across business sectors;

..   leverage the flexibility afforded by our organizational structure to expand our business;

..   benefit from the collective expertise of Bank of Tokyo-Mitsubishi and
    Mitsubishi Trust Bank;

..   achieve operational efficiencies and economies of scale; and

..   enhance the sophistication and comprehensiveness of the group's risk management expertise.

To address the extraordinary challenges facing us, we are continuing our efforts to complete the strengthening of our financial base for future growth through the reduction of our problem loans and equity portfolio. Moreover, we are moving aggressively to improve our profit structure to achieve stable growth through a more integrated management of our subsidiaries. We aim to increase our domestic loan volume selectivity and to readjust loan pricing and have been expanding our fee-generating services. More recently, we have increasingly focused on the growing retail business sector by developing new products and services and reaching customers through more efficient distribution channels. In an effort to reduce expenses, we are reducing the number of our branches and personnel. We also aim to streamline part of our operations and systems by integrating, standardizing and, in some cases, outsourcing Bank of Tokyo-Mitsubishi's and Mitsubishi Trust Bank's systems. Through these efforts and by better coordinating our subsidiaries' activities as an integrated group, we are building on our solid position within the Japanese financial sector to emerge as a globally competitive, diversified financial services group.

Bank of Tokyo-Mitsubishi

Bank of Tokyo-Mitsubishi is a major Japanese commercial banking organization. It provides a broad range of domestic and international banking services in Japan and around the world. As of June 1, 2003, Bank of Tokyo-Mitsubishi's network in Japan included 257 branches, 21 sub-branches, one agency, 57 loan plazas, 479 branch ATMs and 13,003 convenience store-based, non-exclusive ATMs. Bank of Tokyo-Mitsubishi organizes its operations based on customer and product segmentation, as follows:

..   retail banking;

..   commercial banking;

..   global corporate banking;

..   investment banking and asset management, and Mitsubishi Securities;

..   UNBC;

..   operations services;

..   treasury; and

..   other, including systems services and eBusiness & IT initiatives.

For a detailed analysis of financial results by business segments, which is based on our business organizations, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Segment Analysis--Bank of Tokyo-Mitsubishi." For a detailed analysis of financial results by geographic segment, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Geographic Segment Analysis."

Retail Banking Business Unit

The retail banking business unit of Bank of Tokyo-Mitsubishi offers a full range of banking products and services, including financial consulting services, to individual customers in Japan. In addition to its branch offices and other direct distribution channels, the retail banking business unit offers products and services through e-net ATMs (a convenience store-based ATM network utilized by a number of different banks), telephone and internet banking services and mail order. Some of the unit's branches are joint branches with either Mitsubishi Trust Bank or Mitsubishi Securities, or both.

As part of the effort to realize synergies between our two Japanese bank subsidiaries, the unit markets to its retail customers select trust products of Mitsubishi Trust Bank under a trust agency arrangement.

Deposits and loans. The unit offers a full range of bank deposit products. One such product is a multiple purpose bank account that not only includes ordinary deposits but also has overdraft privileges collateralized by time deposits, bank debentures and public bonds held in custody. The unit also offers housing loans, educational loans, special purpose loans, card loans and other loans to individuals.

Investment trusts. The unit offers 27 equity and bond funds and a program fund, the M-CUBE program, which is exclusively organized for Bank of Tokyo-Mitsubishi by Frank Russell Company, and combines four specific funds. We offer a menu of funds that allows our customers to achieve their desired balance of risk diversification and return.

Tokyo-Mitsubishi Direct. The unit offers a telephone and internet banking service called Tokyo-Mitsubishi Direct. Since the service was launched in 1999, the number of customers has risen steadily, reaching 1.7 million individual customers in March 2003, which is approximately 11% of the unit's total customer base.

Credit cards. The unit offers Master Card and VISA credit cards through several channels. Through Bank of Tokyo-Mitsubishi, it offers the Tokyo-Mitsubishi Card. It also offers credit cards through Bank of Tokyo-Mitsubishi's subsidiaries, DC Card Co., Ltd. and Tokyo Credit Service, Ltd.

Tokyo-Mitsubishi Cash One. Since March 2002, the unit has offered loans to its customers through Tokyo-Mitsubishi Cash One Ltd., a consumer credit company established jointly by Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and three leading Japanese consumer credit companies: Acom Co., Ltd., DC Card and JACCS Co., Ltd.

Commercial Banking Business Unit

The commercial banking business unit of Bank of Tokyo-Mitsubishi mainly provides banking products and services to a wide range of business customers, from large corporations to medium-sized and small businesses, and is responsible for customer relationships. The unit serves these customers through 120 offices in Japan as well as directly from its headquarters. The unit provides traditional commercial banking services, such as deposits, settlement, foreign exchange and loans, as well as trust products of Mitsubishi Trust Bank, electronic banking and highly sophisticated consultancy services. The unit works closely with other business units, such as the treasury unit and the investment banking and asset management business unit.

Financing and fund management. The unit advises on financing methods for its customers' various financing needs, including loans with derivatives, corporate bonds, commercial paper, asset backed securities, securitization programs and syndicated loans. The unit also offers a wide range of products to meet its customers' fund management needs, such as deposits with derivatives, government bonds, debenture notes and investment funds.

Advice on business expansion overseas. The unit provides advisory services to its clients launching businesses overseas, particularly Japanese companies expanding into other Asian countries.

Settlement services. The unit provides electronic banking services that allow customers to make domestic and overseas remittances electronically. The unit's settlement and cash management services include global settlement services, Global Cash Management Services, a global pooling/netting service, and Treasury Station, a fund management system for group companies. These services are particularly useful to customers who do business worldwide.

Risk management. The unit offers swap, option and other risk-hedge programs to customers seeking to control foreign exchange, interest rate and other business risks.

Corporate management/financial strategies. The unit provides advisory services to its customers in the areas of mergers and acquisitions, inheritance-related business transfers and stock listings. The unit also helps its customers develop financial strategies to restructure their balance sheets. These strategies include the use of credit lines, factoring services and securitization of real estate.

Corporate welfare facilities. The unit offers products and administrative services to help its customers with employee benefit plans. As a service to these customers, it often provides housing loans to their employees. It also provides company-sponsored employee savings plans and defined contribution plans.

Global Corporate Banking Business Unit

The global corporate banking business unit of Bank of Tokyo-Mitsubishi provides banking services to large Japanese corporations and their overseas operations as well as to non-Japanese corporations who do business on a global basis. The unit serves these customers through corporate banking divisions in Tokyo, a global network of 55 overseas branches and sub-branches, 17 representative offices and overseas banking subsidiaries.

Overseas business support. The unit provides a full range of services to support customers' overseas activities, including loans, deposits, assistance with mergers and acquisitions and cash management services. The unit provides financial services to customers in cooperation with other business units, such as the treasury unit and the investment banking and asset management business unit, and also through subsidiaries that are part of these units, such as Mitsubishi Securities, Tokyo-Mitsubishi International plc and BTM Capital Corporation.

During the fiscal year ended March 31, 2003, the unit provided advisory services to help customers develop financial strategies, such as arranging the issuance of asset-backed commercial paper, providing credit commitments and securitizing real estate in Japan. Together with the investment banking and asset management business unit, the unit also developed its investment banking business to increase non-interest income.

Global Cash Management Service. Bank of Tokyo-Mitsubishi started offering our Global Cash Management Service, or GCMS, through our foreign branches in 2000. This service allows customers to monitor their foreign accounts and make remittances through their personal computers. This service is now available through 14 foreign branches and the total number of GCMS corporate customers was over 1,800 at the end of March 2003, an increase of about 600 customers during the fiscal year ended March 31, 2003.

Strengthening relationships with banking institutions in China. Bank of Tokyo-Mitsubishi has been strengthening its relationship with Chinese local banks to support Japanese and non-Japanese companies entering the Chinese market. Bank of Tokyo-Mitsubishi currently has cooperation arrangements with four state-owned commercial banks in China with respect to Chinese yuan-denominated short-term funding and settlement. In August 2002, Bank of Tokyo-Mitsubishi entered into an alliance with China Development Bank to create new opportunities for Bank of Tokyo-Mitsubishi's customers to obtain Chinese yuan-denominated long-term loans.

Investment Banking and Asset Management Business Unit, and Mitsubishi Securities

Bank of Tokyo-Mitsubishi's investment banking business unit and asset management business unit were merged in May 2003 to form the investment banking and asset management business unit.

The unit provides capital markets, derivatives, structured finance and other services. Other business units of Bank of Tokyo-Mitsubishi cooperate with the investment banking and asset management business unit in offering services to their customers. The unit provides some of its investment banking services, such as syndicated loans and structured finance, through the Bank of Tokyo-Mitsubishi itself, but for regulatory reasons most of the securities business is conducted through subsidiaries and affiliates.

The unit provides asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan. Generally, these products and services are delivered to customers of Bank of Tokyo-Mitsubishi through the retail banking business unit and the commercial banking business unit, and are provided by Tokyo-Mitsubishi Asset Management, Ltd. and Mitsubishi Trust Bank.

Mitsubishi Securities. In September 2002, we merged Bank of Tokyo-Mitsubishi's securities subsidiaries and affiliate, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd. and Tokyo-Mitsubishi Personal Securities Co., Ltd., and Mitsubishi Trust Bank's securities affiliate, Issei Securities Co., Ltd., to create Mitsubishi Securities. As of March 31, 2003, Mitsubishi Tokyo Financial Group, Inc. owned 58.72% of Mitsubishi Securities. Mitsubishi Securities functions as the core of our securities and investment banking business, and since the merger we have been consolidating most of our securities business and various areas of our investment banking business, such as mergers and acquisitions, derivatives, corporate advisory and securitization operations that were previously conducted through Bank of Tokyo-Mitsubishi's investment banking unit, into Mitsubishi Securities. Starting with the fiscal year ended March 31, 2003, we started to account for Mitsubishi Securities as a separate segment for financial management purposes. For more details, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Segment Analysis--Bank of Tokyo-Mitsubishi."

Mitsubishi Securities advises its corporate clients, both Japanese and non-Japanese, on domestic and cross-border mergers and acquisitions. It has merger and acquisition teams in Tokyo, New York and Singapore and works with other strategic partners in the United States and the United Kingdom. Mitsubishi Securities seeks a wider range of customers and higher profitability by cooperating with Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank and by broadening the products and services it can offer. Mitsubishi Securities serves individual customers through a new business model, which includes opening up joint branches with Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, and provides state-of-the-art financial solutions to corporate customers.

Mitsubishi Securities is reorganizing its branch network and plans to increase the number of joint branches with the Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. In addition, in order to streamline its business management structure, Mitsubishi Securities is implementing a plan to acquire overseas subsidiaries from Bank of Tokyo-Mitsubishi. Mitsubishi Securities has established a project team to promote cost reduction across the board by restructuring existing subsidiaries and further streamlining its operations. Mitsubishi Securities is also strengthening its internal control functions and inspection/audit functions and is working to raise employee awareness of compliance-related issues.

Derivatives. The unit develops and offers derivatives products for risk management and other financial needs. The unit has trading desks and sales teams specializing in derivatives in Tokyo, Singapore, Hong Kong, London and New York.

Securitization. In the securitization area, the unit is primarily engaged in asset-backed commercial paper programs and has securitization teams based in Tokyo, New York and London. It executed a securitization of apartment loans in the fiscal year ended March 31, 2003, and continues to develop and structure new types of transactions.

Syndicated loans. The unit structures and syndicates many types of loan transactions, including term loans, revolving credit and structured transactions. It has loan syndication operations in Tokyo, New York, London, Hong Kong and Singapore. We arranged syndicated loans with an aggregate principal amount totaling $42.8 billion in the calendar year 2002.

Structured finance. The unit engages in project finance, lease finance, real estate finance and other types of non-recourse financings. It provides customers with financial advisory services, loan arrangements and agency services. It has teams located in Tokyo, Hong Kong, Singapore, London, New York and Boston. We arranged financing for projects with an aggregate project value of approximately $1.5 billion in the calendar year 2002.

Other investment banking services. In the United States, the unit offers leasing services through two subsidiaries, BTM Capital Corporation and BTM Leasing and Finance, Inc. BTM Capital Corporation offers a wide range of leasing services to non-Japanese customers, while BTM Leasing and Finance focuses on providing services to the U.S. subsidiaries and affiliates of Japanese corporations.

Asset management. Tokyo-Mitsubishi Asset Management, Ltd., a licensed discretionary investment advisor and investment trust management company, provides investment management and advisory services for institutional investors, including pension funds. It also offers a wide array of investment products which, as of March 31, 2003, are marketed by almost 60 Japanese financial institutions, including the Bank of Tokyo-Mitsubishi and regional banks, mainly to individual customers.

Tokyo-Mitsubishi Asset Management has expanded its investment product line and in the fiscal year ended March 31, 2003 launched three new funds that mainly invest in fixed-income securities issued by foreign governments and pay dividends monthly.

The Bank of Tokyo-Mitsubishi and Tokyo-Mitsubishi Asset Management also maintain business relationships with Mellon Financial Corporation, Frank Russell Company and Schroder Investment Management. Tokyo-Mitsubishi Asset Management distributes sophisticated investment products advised by each of them.

Defined Contribution Plan. We provide consulting services for defined contribution plans through Defined Contribution Plan Consulting of Japan Co., Ltd., which was established by the Bank of Tokyo-Mitsubishi in alliance with Mitsubishi Trust Bank, Meiji Life Insurance Company and Tokio Marine & Fire Insurance, Ltd., following legislation introduced in October 2001. Defined Contribution Plan Consulting of Japan provides a full range of services, such as plan administration services and advising clients in the selection of investment products, to meet various needs for our corporate clients and the plan participants.

Wealth management. In 2002, two wealth management companies were established to capitalize on our wealth management resources and capabilities. In August 2002, Mitsubishi Tokyo Wealth Management Securities, Ltd. began its operations, and in September 2002, Mitsubishi Tokyo Wealth Management (Switzerland), Ltd. took over the private banking business from Bank of Tokyo-Mitsubishi (Switzerland), Ltd. These two subsidiaries provide sophisticated and broad investment services and solutions to high net worth customers.

UNBC Business Unit

As of June 30, 2003, Bank of Tokyo-Mitsubishi owned 65.6% of UnionBanCal Corporation, a publicly traded company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal's bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits and is among the oldest banks on the West Coast, having roots as far back as 1864.

UNBC provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

UNBC's operations are divided into four primary groups.

The Community Banking and Investment Services Group. The group offers its customers a broad spectrum of financial products. With a broad line of checking and savings, investment, loan and fee-based banking products, individual and business clients, including not-for-profit, small and institutional investors, can each have their specific needs met. As of June 30, 2003, these products were offered in 271 full-service branches, primarily in California, as well as in Oregon and Washington. In addition, the group offers international and settlement services, e-banking through its web site, check cashing services at its Cash & Save locations and tailored loan and investment products to its high net worth retail customers. Business customers are offered employee benefit, 401(k) administration, corporate trust, securities lending and custody (global and domestic) services. The group also provides investment advisory services and manages a proprietary mutual fund family, called "HighMark Funds," through a registered broker-dealer subsidiary and a registered investment advisor subsidiary.

In 2001, UNBC acquired the Fullerton, California-based Armstrong/Robitaille, Inc. In December 2002, UNBC acquired the San Diego, California-based John Burnham & Company. In March 2003, UNBC acquired the Pleasanton, California-based Tanner Insurance Brokers, Inc. Tanner is one of the largest full-service independent brokers of property and casualty insurance products in California. These acquired brokers allow UNBC to offer an extensive array of cost-effective risk management services and insurance products to business and retail customers.

During 2002, UNBC acquired the Simi Valley, California-based First Western Bank and the Santa Clarita, California-based Valencia Bank & Trust. In July 2003, UNBC also acquired Monterey Bay Bank, a community bank headquartered in Watsonville, California. The integration of these three banks expanded UNBC's geographic presence in both Southern and Northern California and increased its opportunities to provide its existing retail and business customers with a fuller range of financial services.

These transactions are examples of UNBC's commitment to expansion through targeted acquisitions and are consistent with its strategies to diversify earnings and broaden its branch network.

The Commercial Financial Services Group. The group offers a variety of commercial financial services, including commercial loans and project financing, real estate financing, asset-based financing, trade finance and letters of credit, lease financing, customized cash management services and selected capital markets products. The group's customers include middle-market companies, large corporations, real estate companies and other more specialized industry customers. In addition, specialized depository services are offered to title and escrow companies, retailers, domestic financial institutions, bankruptcy trustees and other customers with significant deposit volumes.

The International Banking Group. The group primarily provides correspondent banking and trade finance-related products and services to financial institutions worldwide, primarily in Asia. The group also serves select corporate clients in various countries worldwide, particularly in Asia. The group has a long and stable history of providing correspondent and trade-related services to international financial institutions.

The Global Markets Group. The group, in collaboration with other UNBC business groups, offers customers a broad range of products. They include a variety of foreign exchange products and risk management products, such as interest rate swaps and options. The group trades money market and fixed income securities in the secondary market and serves institutional investment needs. The group also manages market-related risks for UNBC as part of its responsibilities for asset/liability management, including funding UNBC's liquidity needs and addressing its interest rate risk.

Operations Services Unit

Through its operations services unit, Bank of Tokyo-Mitsubishi provides operations, settlement and custody services to its other business units. The unit also earns fee income by providing settlement and remittance services, including correspondent banking services, and both domestic and global custody services to Bank of Tokyo-Mitsubishi's customers. In addition, the unit also offers competitive operations and settlement services to other financial institutions to meet their outsourcing needs.

Operations services. The operations division of Bank of Tokyo-Mitsubishi's operations services unit provides operations services for the domestic commercial banking activities of the retail banking, commercial banking and global corporate banking business units. In February 2002, Bank of Tokyo-Mitsubishi introduced an automated seal matching system. Bank of Tokyo-Mitsubishi has also expanded centralized processing at its operations centers, which will increase the efficiency of its branch offices. On March 31, 2003, Bank of Tokyo-Mitsubishi entered into an alliance with 22 other regional banks to cooperate with regard to logistics among domestic branches in order to achieve more efficient branch network operations.

The operations division also offers outsourcing services in foreign remittance, export and import operations for Japanese financial institutions. As of March 31, 2003, 72 Japanese banks utilized Bank of Tokyo-Mitsubishi's foreign remittance services offered under its "Global Operation Automatic Link (GOAL)" brand name, and a number of major Japanese banks outsourced their export and import operations to Bank of Tokyo-Mitsubishi.

Correspondent banking and settlement. The payment and clearing services division of Bank of Tokyo-Mitsubishi's operations services unit maintains financial institutions' accounts with correspondent arrangements. As of March 31, 2003, Bank of Tokyo-Mitsubishi had correspondent arrangements with 3,068 foreign banks and other financial institutions, of which 1,736 had yen settlement accounts with Bank of Tokyo-Mitsubishi. Bank of Tokyo-Mitsubishi also had correspondent arrangements with 156 Japanese financial institutions, for which Bank of Tokyo-Mitsubishi held 139 yen and foreign currency accounts.

The Foreign Exchange Yen Clearing System in Japan introduced an entrustment procedure for yen clearing through which banks may entrust other banks to conduct yen clearing for them. Bank of Tokyo-Mitsubishi has the largest share of this business in the market. As of March 31, 2003, 47 regional and foreign banks in Japan outsourced their yen clearing operations to Bank of Tokyo-Mitsubishi. Bank of Tokyo-Mitsubishi handled approximately 25% of these transactions based on transaction amounts and is a market leader in the yen settlement business.

Bank of Tokyo-Mitsubishi's payment and clearing services division is also taking the initiative in the global implementation of the Continuous Linked Settlement operation, which is intended to eliminate the settlement risk that can occur when foreign exchange deals are settled.

Economic Cooperation Office. The Economic Cooperation Office of Bank of Tokyo-Mitsubishi's operations division provides services related to Japan's official development assistance.

Custody. After the merger of the investment banking and the asset management business units, custody services was transferred to the operations services unit from the asset management business unit. Bank of Tokyo-Mitsubishi offers domestic custody services to foreign investors who invest in securities in Japan and global custody services to Japanese investors through its subsidiary, Bank of Tokyo-Mitsubishi (Luxembourg) S.A. At March 31, 2003, approximately
(Yen)26 trillion of assets were held under custodial arrangements, not including the (Yen)15 trillion of assets held under custodial arrangements at Union Bank of California. Bank of Tokyo-Mitsubishi serves a wide range of institutional investors, both domestic and international, including commercial banks, insurance companies, major global custodians, central banks and international settlement organizations. Despite significant consolidation in the industry, Bank of Tokyo-Mitsubishi maintains a leading role in both domestic and global custody services.

Treasury Unit

The treasury unit of Bank of Tokyo-Mitsubishi manages Bank of Tokyo-Mitsubishi's overall funding requirements. The unit is responsible for the bank's asset liability management and manages the bank's securities investment portfolio, foreign exchange and derivatives transactions, including proprietary trading. It works with other business units to provide various financial products such as foreign currency forward, currency options and commercial paper.

The treasury unit is active in financial markets worldwide and has global treasury offices in Tokyo, New York, London, Singapore and Hong Kong.

As part of its asset liability management for Bank of Tokyo-Mitsubishi, the treasury unit seeks to control the interest rate and liquidity risks of Bank of Tokyo-Mitsubishi and to make it possible for it to conduct its investment and fund-raising activities within an appropriate range of risk. The treasury unit centrally monitors and manages all interest rate risk and liquidity risk for Bank of Tokyo-Mitsubishi.

In the international money markets, the treasury unit raises foreign currency funds through inter-bank transactions, deposits and certificates of deposit. It actively deals in short-term yen-denominated instruments, such as interest rate swaps, futures and futures options. Bank of Tokyo-Mitsubishi is a major market maker in short-term yen interest rate swaps.

Bank of Tokyo-Mitsubishi is a leading market maker for the Tokyo foreign exchange and over-the-counter currency option markets. Bank of Tokyo-Mitsubishi has a large market share of transactions in the US dollar-yen sector and in other major cross currency and currency option trading.

The unit also actively trades in the secondary market for Japanese government bonds, local government bonds and government guaranteed bonds.

Other Units

Bank of Tokyo-Mitsubishi also has business units including:

..   system services, having responsibility for Bank of Tokyo-Mitsubishi's computer systems;

..   eBusiness & IT initiatives, having responsibility for developing and overseeing information technology within the Bank of Tokyo-Mitsubishi as well as related business opportunities; and

..   the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance within Bank of Tokyo-Mitsubishi.

Mitsubishi Trust Bank

Mitsubishi Trust Bank is one of the major trust banks in Japan. It engages in the following businesses:

..   trust-banking business;

..   trust assets business;

..   real estate business; and

..   global markets business.

As of March 31, 2003, Mitsubishi Trust Bank had a network of 49 branches and four sub-branches. For a detailed analysis of financial results by business segment, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Segment Analysis--Mitsubishi Trust Bank," and for a detailed analysis of financial results by geographic segment, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Geographic Segment Analysis."

Trust-Banking Business Group

The trust-banking business group of Mitsubishi Trust Bank provides retail banking and trust services, corporate financing services and stock transfer agency services. The trust-banking business group provides a full range of trust and commercial banking products and various financial services to individuals, corporations, institutional investors and public organizations. Mitsubishi Trust Bank offers some of its products and services through its trust agency arrangements with various banks, including Bank of Tokyo-Mitsubishi. The group also offers its clients expertise in such areas as stock transfer agency services, which include consultations on stock listing and legal matters, stock title transfer and stock-related administration services.

As it serves as the first point of contact with customers, this group is responsible for building and maintaining good relationships with retail and corporate clients.

Retail banking services. The trust-banking business group offers a variety of asset-management and asset administration services to individuals. The group's asset management products include savings instruments such as current accounts, ordinary deposits, time deposits, deposits at notice and other deposit facilities. It also offers trust products, such as loan trusts and money trusts, and other investment products, such as investment trusts, performance-based money trusts and foreign-currency deposits.

The group creates portfolios tailored to the customers' needs by combining savings instruments and investment products. The group also provides a range of asset management and asset administration products as well as customized trust products for high net worth individuals. Examples of services offered include advisory services relating to, among other things, the purchase and disposal of real estate and effective land utilization and testamentary trusts.

Since 1999, Mitsubishi Trust Bank has offered a members-only service called the "Excellent Club" targeted at customers who have aggregate balances of over
(Yen)10 million per household at Mitsubishi Trust Bank. The Excellent Club currently has a membership of over 250,000 households. Members of the Excellent Club have access to, among other things, favorable interest rates and fee discounts, wealth management services and special products such as the "Excellent Club time deposits."

Corporate finance products and services. The trust-banking business group offers a range of services which integrate trust and banking functions in order to satisfy the financial needs of approximately 8,000 corporate clients. Examples of traditional commercial banking services include loans, the arrangement of syndicated loans, securitization and the establishment of loan commitments. Leveraging Mitsubishi Trust Bank's experience and know-how relating to the asset management business, real estate brokerage and appraisal services, the group offers services tailored to the financial strategies of each client, including securitization of real estate, receivables and other assets.

With respect to securitization services, the group is engaged in the securitization of the Government Housing Loan Corporation's housing loans and the securitization of nonperforming loans in cooperation with Japan's Resolution and Collection Corporation, or RCC. As of March 31, 2003, the outstanding balance of loan credits (including nonperforming loans), property, sales credits and other credits to be securitized was over (Yen)5 trillion.

In order to meet the various needs of corporate customers, the group offers appropriate solutions by providing trust banking that combines trust services, such as those related to pensions and real estate, with diverse financing options.

Stock transfer agency services. The group offers stock transfer agency services for corporate clients where Mitsubishi Trust Bank acts as agent, as designated under the Japanese Commercial Code, and handles various administrative procedures such as stock title transfer and the calculation and payment of dividends. The group also offers consultation services relating to investor relations and corporate governance to listed companies and advises companies planning to go public on how to prepare for an initial public offering and other practical procedures involved in the issuance of shares. The group also provides a service that enables companies to send shareholder meeting notices to, and receive proxies from, shareholders via the internet. As of March 31, 2003, Mitsubishi Trust Bank was serving as the stock transfer agent for 910 companies based in Japan and overseas.

Trust Assets Business Group

The trust assets business group provides fiduciary asset management and administration services. As of March 31, 2003, the balance of corporate pension assets entrusted to Mitsubishi Trust Bank surpassed the level held by all other trust banks in Japan.

This group is strengthening its consulting capabilities in response to an increasing demand for specialized consulting services as more Japanese companies seek to reform their pension and human resources systems. In February 2003, the group was the first in the industry to create a specialized pension consulting division.

Trust assets management services. The group manages investment funds, corporate pensions, public pensions, public sector funds and individual funds on behalf of its clients and in accordance with their investment objectives.

To address the diverse needs of Mitsubishi Trust Bank's clients, the group offers a wide range of products, including actively managed funds for investors seeking to outperform the market as well as passively managed or indexed funds, which are becoming increasingly popular. The group also provides currency overlay management services and alternative investment products.

Asset administration and custodial services. In the asset administration business, the group provides a broad range of administrative and custodial services to corporations, institutional investors and other clients. In May 2002, Mitsubishi Trust Bank transferred to Master Trust Bank of Japan, Ltd. assets under management encompassing securities held by funds including pension trusts, specified money trusts and securities investment trusts. Master Trust Bank of Japan is a trust bank which specializes in asset administration. It was established in May 2000 by Mitsubishi Trust Bank, Nippon Life, UFJ Trust Bank, Meiji Life and Deutsche Bank. In October 2002, UFJ Trust Bank transferred its assets under management encompassing securities held by funds, including pension trusts and specified money trusts, to Master Trust Bank of Japan, increasing its trust assets to approximately (Yen)63 trillion as of March 31, 2003.

Real Estate Business Group

In addition to its principal business of real estate brokerage operations, the real estate business group utilizes its significant know-how relating to the securitization of real estate and real estate development, management and appraisal, to meet the diverse real estate-related needs of retail and corporate clients. The group is also focused on providing services that build on the experience and expertise of a trust bank. For example, the group offers advice relating to clients' real estate assets in the context of the restructuring of their businesses and financial strategies and their balance sheets, as clients try to respond to changes in the accounting treatment of impairment losses and the increased focus on consolidated financial statements under Japanese GAAP. The group retains the services of a large number of highly qualified experts, including registered architects, registered real estate transaction managers, appraisers and associate appraisers and registered real estate consultants and has met the international ISO 9001 standard.

Global Markets Business Group

The global markets business group is active in various financial operations, including banking, money and capital markets operations, securities investments and custody operations and asset management. With the U.S., European and Asian markets as its core foundation, the group's business, through efficient management of its portfolio of financial products including securities, loan receivables and derivatives, has consistently maintained a high level of profitability and has been one of Mitsubishi Trust Bank's most important businesses.

In the area of international finance, the group offers loans, guarantees and other credit facilities to multinational corporate clients, including the overseas affiliates of Japanese corporations.

Mitsubishi Trust Bank maintains a presence in the world's major financial markets through a network of five branches, three representative offices and six major subsidiaries. Mitsubishi Trust Bank has business ties with six major financial institutions in five key Asian countries.

Competition

We face strong competition in all of our principal areas of operation. The deregulation of the Japanese financial markets as well as structural reforms in the regulation of the financial industry have resulted in dramatic changes in the Japanese financial system. Structural reforms have prompted Japanese banks to merge or reorganize their operations, thus changing the nature of the competition from other financial institutions as well as from other types of businesses.

Japan

Deregulation. Competition in Japan has intensified as a result of the relaxation of regulations relating to Japanese financial institutions. Previously, there were various restrictions, such as foreign exchange controls, ceilings on deposit interest rates and restrictions that compartmentalized business sectors. These restrictions served to limit competition. However, as a result of the deregulation of the financial sector, such as through the "Financial Big Bang" which was announced in 1996, most of these restrictions were lifted before 2000. Deregulation has eliminated barriers between different types of Japanese financial institutions, which are now able to compete directly against one another. Deregulation and market factors have also facilitated the entry of various large foreign financial institutions into the Japanese domestic market.

The Law Amending the Relevant Laws for the Reform of the Financial System, or the Financial System Reform Act, which was promulgated in June 1998, provided a framework for the reform of the Japanese financial system by reducing the barriers between the banking, securities and insurance businesses and enabled financial institutions to engage in businesses which they were not permitted to conduct before. The Banking Law, as amended, now permits banks to engage in the securities business by establishing or otherwise owning domestic and overseas securities subsidiaries with the approval of the Financial Services Agency, an agency of the cabinet office. We expect a further increase in competition among financial institutions in these new areas of permissible activities.

In terms of new market entrants, other financial institutions, such as Orix Corporation, and non-financial companies, such as Sony Corporation and Ito-Yokado Co., Ltd., have also begun to offer various banking services, often through non-traditional distribution channels. Also, in recent years, various large foreign financial institutions have significantly expanded their presence in the Japanese domestic market. Citigroup, for example, has expanded its banking activities and moved aggressively to provide investment banking and other financial services.

In the corporate banking sector, the principal effect of these reforms has been the increase in competition as two structural features of Japan's highly specialized and segmented financial system have eroded:

..   the separation of banking and securities businesses in Japan; and

..   the distinctions among the permissible activities of Japan's three principal types of private banking institutions.

For a discussion of the three principal types of private banking institutions, see " --The Japanese Financial System." In addition, in recent years, Japanese corporations are increasingly raising funds by accessing the capital markets, both within Japan and overseas, resulting in a decline in demand for loan financing. Furthermore, as foreign exchange controls have been generally eliminated, our customers can now have direct access to foreign financial institutions, with whom we must also compete.

In the consumer banking sector, the deregulation of interest rates on yen deposits and other factors have enabled our bank subsidiaries to offer customers an increasingly attractive and diversified range of products. For example, banks may now sell investment trusts and some types of insurance products, with the possibility of expanding to additional types of insurance products in the future. We face competition in this sector from other private financial institutions as well as from Japan Post, a government-run public services corporation established on April 1, 2003, which was formerly known as the Postal Service Agency and which is the world's largest holder of deposits.

Recently, competition has also increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand.

The trust assets business is a promising growth area that is competitive and becoming more so because of changes in the industry. In addition, there is growing corporate demand for change in the trust regulatory environment, such as reform of the pension system and related accounting regulations under Japanese GAAP. However, competition may increase in the future as regulatory barriers to entry are lowered. Currently, the Financial System Council is considering whether to expand the types of property that can be entrusted and to allow non-financial companies to conduct trust business. If these changes are implemented, the trust business will expand but at the same time there will be more competition.

Integration. Another major reason for heightened competition in Japan is the integration and reorganization of Japanese financial institutions. In 1998, amendments were made to the Banking Law to allow the establishment of bank holding companies, and this development together with various factors, such as the decline of institutional strength caused by the bad loan crisis and intensifying global competition, resulted in a number of integrations involving major banks in recent years. In September 2000, The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank, Limited and The Industrial Bank of Japan, Limited jointly established a holding company, Mizuho Holdings, Inc., to own the three banks. In April 2002, these three banks were reorganized into two banks--Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. In April 2001, The Sumitomo Bank, Limited and The Sakura Bank, Limited were merged into Sumitomo Mitsui Banking Corporation. In April 2001, The Sanwa Bank, Limited, The Tokai Bank, Limited and The Toyo Trust and Banking Company, Limited jointly established a holding company, UFJ Holdings, Inc., to own the three banks. In January 2002, the three banks were reorganized into two banks, UFJ Bank Limited and UFJ Trust Bank Limited. In December 2001, The Daiwa Bank, Ltd. and two regional banks established Daiwa Bank Holdings Inc., which in March 2002 consolidated with Asahi Bank, Ltd. and changed its corporate name to Resona Holdings, Inc. in October 2002. For information on the injection of public funds into Resona Bank, Ltd., a subsidiary bank of Resona Holdings, Inc., see "--Supervision and Regulation--Japan--Deposit Insurance and Government Investment in Financial Institutions."

Foreign

In the United States, we face substantial competition in all aspects of our business. We face competition from other large U.S. and foreign-owned money-center banks, as well as from similar institutions that provide financial services. Through Union Bank of California, we compete principally with U.S. and foreign-owned money-center and regional banks, thrift institutions, insurance companies, asset management companies, investment advisory companies, consumer finance companies, credit unions and other financial institutions.

In other international markets, we face competition from commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in the local financial markets in which we conduct business.

The Japanese Financial System

Japanese financial institutions may be categorized into three types:

..   the central bank, namely the Bank of Japan;

..   private banking institutions; and

..   government financial institutions.

The Bank of Japan

The Bank of Japan's role is to maintain price stability and the stability of the financial system to ensure a solid foundation for sound economic development.

Private Banking Institutions

Private banking institutions in Japan are commonly classified into three categories (the following numbers are based on currently available information published by the Financial Services Agency):

..   ordinary banks (122 ordinary banks and 72 foreign commercial banks with ordinary banking operations);

..   trust banks (27 trust banks, including nine Japanese subsidiaries of foreign financial institutions); and

..   long-term credit banks (two long-term credit banks).

Ordinary banks in turn are classified as city banks, of which there are six, including Bank of Tokyo-Mitsubishi, and regional banks, of which there are 116. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

The city banks are generally considered to constitute the largest and most influential group of banks in Japan. Generally, these banks are based in large cities, such as Tokyo and Osaka, and operate nationally through networks of branch offices. City banks have traditionally emphasized their business with large corporate clients, including the major industrial companies in Japan. However, in light of deregulation and other competitive factors, many of these banks, including Bank of Tokyo-Mitsubishi, in recent years have increased their emphasis on other markets, such as small and medium-sized companies and retail banking.

With some exceptions, the regional banks tend to be much smaller in terms of total assets than the city banks. Each of the regional banks is based in one of the Japanese prefectures and extends its operations into neighboring prefectures. Their clients are mostly regional enterprises and local public utilities, although the regional banks also lend to large corporations. In line with the recent trend among financial institutions toward mergers or business tie-ups, various regional banks have announced or are currently negotiating or pursuing integration transactions, in many cases in order to be able to undertake the huge investments required in information technology.

Trust banks, including Mitsubishi Trust Bank, provide various trust services relating to money trusts, pension trusts and investment trusts and offer other services relating to real estate, stock transfer agency and testamentary services as well as banking services.

Long-term credit banks are engaged primarily in providing long-term loans to Japanese industries, principally with funds obtained from the issue of debentures.

In recent years, almost all of the city banks have consolidated with other city banks and also, in some cases, with trust banks or long-term credit banks. Integration among these banks was achieved, in most cases, through the use of a bank holding company as discussed in "--Competition--Japan--Integration" and "--Supervision and Regulation--Japan--Bank Holding Company Regulations."

In addition to ordinary banks, trust banks and long-term credit banks, other private financial institutions in Japan, including shinkin banks or credit associations, and credit cooperatives, are engaged primarily in making loans to small businesses and individuals.

Government Financial Institutions

Since World War II, a number of government financial institutions have been established. These corporations are wholly owned by the government and operate under its supervision. Their funds are provided mainly from government sources.

Among them are the following:

..   The Development Bank of Japan, whose purpose is to contribute to the economic development of Japan by extending long-term loans, mainly to primary and secondary sector industries;

..   Japan Bank for International Cooperation, whose purpose is to supplement and encourage the private financing of exports, imports, overseas investments and overseas economic cooperation;

..   Japan Finance Corporation for Small Business, The Government Housing Loan
    Corporation and The Agriculture, Forestry and Fisheries Finance Corporation, the purpose of each of which is to supplement private financing in its relevant field of activity; and

..   The Postal Service Agency, which was reorganized in April 2003 into Japan
    Post, a government-run public services corporation.

In addition, in May 2003, the Tokyo Metropolitan Government announced its plan to establish a new bank as early as during the fiscal year beginning April 1, 2004. This will be the first case in which a local government creates a bank. The new bank is expected to offer various banking businesses, including deposit acceptances, lending and foreign currency exchanges and settlement services. The details of the new bank, including the extent and size of its services, are currently not certain.

Supervision and Regulation

Japan

Supervision. As a result of the deregulation and structural reforms in the Japanese financial industry, Japanese financial institutions gained the opportunity to provide a wider range of financial products and options to their clients as discussed in "--Competition--Japan," while at the same time becoming subject to stricter control and supervision.

After several reorganizations of Japanese governmental agencies, the Financial Services Agency was established in 1998. It is responsible for supervising and inspecting financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as the central bank for financial institutions, conducts "on-site inspections," in which its staff visits financial institutions and inspects the assets and risk management systems of those institutions.

The Banking Law. Among various acts that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses bank holding companies, capital adequacy, inspections and reporting, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm's length transactions.

Bank holding company regulations. In December 1997, the Anti-Monopoly Law was amended to generally permit the creation and existence of holding companies, which had been previously prohibited, except in circumstances in which the existence of a holding company would result in an excessive concentration of economic power. Additional legislative measures relating to holding companies of certain types of financial institutions, such as banks, trust banks and securities companies, were also proposed around this time and they ultimately became effective in March 1998. In connection with those legislative measures and amendments, in December 1997, the Fair Trade Commission amended the guidelines under the Anti-Monopoly Law to relax the standards for approval of a financial institution's stockholdings of more than 5% in another company, thereby permitting a financial institution to acquire interests in other financial institutions.

A bank holding company is prohibited from carrying on any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank (including a trust bank and a long-term credit bank), a securities company, an insurance company or a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that is engaged in a business relating or incidental to the businesses of the companies mentioned above, such as a credit card company, a leasing company or an investment advisory company. Companies that cultivate new business fields may also become the subsidiary of a bank holding company.

Capital adequacy. The capital adequacy guidelines adopted by the Financial Services Agency that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements, and are intended to further strengthen the soundness and stability of Japanese banks.

In addition to credit risks, the guidelines regulate market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. The risks subject to these guidelines are:

..   the risks pertaining to interest rate-related instruments and equities in the trading book; and

..   foreign exchange risks and commodities risks of the bank.

Under the risk-based capital framework for credit risk purposes of the capital adequacy guidelines, on-balance-sheet assets and off-balance-sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty and country transfer risk. Five categories of risk weights (0%, 10%, 20%, 50%, 100%) are applied to the different types of balance sheet assets. Off-balance-sheet exposures are taken into account by applying different categories of "credit conversion factors" to arrive at credit-equivalent amounts, which are then weighted in the same manner as on-balance-sheet assets involving similar counterparties, except that the maximum risk weight is 50% for exposures relating to foreign exchange, interest rate and other derivative contracts.

With regard to capital, the capital adequacy guidelines are in accordance with the standards of the Bank for International Settlement for a target minimum standard ratio of capital to modified risk-weighted assets of 8.0%. Modified risk-weighted assets is the sum of risk-weighted assets compiled for credit risk purposes and market risks multiplied by 12.5. The capital adequacy guidelines place considerable emphasis on tangible common stockholders' equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier
III. Tier I capital generally consists of stockholders' equity items, including common stock, preferred stock, capital surplus, retained earnings (which includes deferred tax assets) and minority interests, but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Tier II capital generally consists of:

..   general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets;

..   45% of the unrealized gains on investment securities available for sale;

..   45% of the land revaluation excess;

..   the balance of perpetual subordinated debt; and

..   the balance of subordinated term debt with an original maturity of over five years up to 50% of Tier I capital.

Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years and which is subject to a "lock-in" provision, which stipulates that neither interest nor principal may be paid if such payment would cause the bank's overall capital amount to be less than its minimum capital requirement. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

Several regulatory changes have been proposed with respect to the calculation of capital ratios. In particular, the Financial System Council of the Financial Services Agency is discussing the adoption of rules limiting the amount of deferred tax assets that maybe included in the calculation of Tier I and/or total regulatory capital.

Inspection and reporting.   By evaluating banks' systems of self-assessment,
auditing their accounts and reviewing their compliance with laws and regulations, the Financial Services Agency monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The inspection of banks is performed pursuant to a Financial Inspection Manual published by the Financial Services Agency with a view to emphasizing (i) each bank's self-assessment rather than the advice of the governmental authority and (ii) risk management made by each bank instead of a simple assessment of its assets. In recent years, the Financial Services Agency has continuously conducted special inspections of major banks in Japan regarding the grading and levels of write-offs and provisioning of some of their borrowers.

The Financial Services Agency, if necessary in order to secure the sound and appropriate operation of a bank's business, may request the submission of reports or materials from, or conduct an on-site inspection of, the bank and/or the bank holding company which holds the bank. If a bank's capital adequacy ratio falls below a specified level, the Financial Services Agency may request such bank to submit an improvement program and may restrict or suspend a bank's operation when it determines that such action is necessary.

Under the amendments to the Banking Law and its subordinated orders and ordinances, which became effective as of April 1, 2002, a person who desires to hold 20% or, in exceptional cases 15%, or more of the voting rights of a bank holding company or a bank is required to obtain prior approval from the Prime Minister. In addition, the Prime Minister may request the submission of reports or materials from, or conduct an inspection of, the person who holds 20% or 15%, as the case may be, or more of the voting rights of a bank holding company or a bank if necessary in order to ensure the appropriate business operation of such bank.

Furthermore, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or bank must report its ownership of voting rights to the Director of the relevant local finance bureau within five business days. In addition, any subsequent change of 1% or more in any previously reported holding or any change in material matters set out in reports previously filed must be reported, with some exceptions.

The Bank of Japan also conducts inspections of banks similar to those undertaken by the Financial Services Agency. The amended Bank of Japan Law provides that the Bank of Japan and financial institutions may agree as to the form of inspection to be conducted by the Bank of Japan.

Laws limiting shareholdings of banks.   The provisions of the Anti-Monopoly Law
that prohibit a bank from holding more than 5% of another company's voting rights do not apply to a bank holding company. However, the Banking Law prohibits a bank holding company and its subsidiaries from holding, on an aggregated basis, more than 15% of the voting rights of companies other than those which can legally become subsidiaries of bank holding companies.

In November 2001, a law which imposes a limitation on a bank's shareholding of up to the amount equivalent to its Tier I capital was enacted. This limitation was scheduled to become effective in September 2004, but the effective date has been postponed to September 2006. To assist banks in complying with this limitation while mitigating the adverse impact on the stock market, the Banks' Shareholdings Purchase Corporation was established through the contributions of 128 financial institutions to acquire stocks from banks at market prices. The lifespan of the Banks' Shareholdings Purchase Corporation was extended to March 31, 2017.

In October 2002, the Policy Board of the Bank of Japan issued guidelines for the Bank of Japan's purchase of listed stocks from commercial banks whose aggregate value of stockholdings exceed their Tier I capital. The

Bank of Japan has adopted this policy for the purpose of assisting commercial banks in reducing the size of their share portfolios without materially adversely affecting prevailing market prices. Under the guidelines, which were revised in March 2003, the Bank of Japan will acquire up to (Yen)3 trillion of stock from the portfolios of commercial banks at prevailing market prices and not sell the acquired securities until after September 2007.

The Securities and Exchange Law.   Article 65 of the Securities and Exchange
Law of Japan generally prohibits a bank from engaging in the securities business. Under this law, banks, including Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, may not engage in the securities business except for limited activities such as dealing in, underwriting and acting as broker for, Japanese governmental bonds, Japanese local government bonds and Japanese government guaranteed bonds, and selling investment trusts certificates.

In general, the restrictions of the Securities and Exchange Law do not extend directly to the subsidiaries of banks located outside Japan, which engage in the securities business mainly in connection with capital-raising by Japanese companies outside of Japan.

Despite the general prohibition under Article 65, the Financial System Reform Act allows banks, trust banks and securities companies to engage in the businesses of other financial sectors through their subsidiaries in Japan. Furthermore, banks' securities subsidiaries in Japan are now permitted to engage in the underwriting and brokerage of not only bonds, but also equity securities. This has enabled the securities subsidiaries of banks to offer various securities-related services to their customers.

In addition, Mitsubishi Tokyo Financial Group, Inc. and certain of its subsidiaries are required to file with the Director of the Kanto Local Finance Bureau of the Ministry of Finance a securities report for each fiscal period supplemented by semi-annual and extraordinary reports pursuant to the Securities and Exchange Law.

Anti-money laundering laws.   Under the Law for Punishment of Organized Crimes
and Regulation of Criminal Profits, banks and other financial institutions are required to report to the competent minister, in the case of banks, the Commissioner of the Financial Services Agency, any assets which they receive while conducting their businesses that are suspected of being illicit profits from criminal activity.

Law concerning trust business conducted by financial institutions.   Under the
Trust Business Law, joint stock companies that are licensed by the Prime Minister as trust companies are allowed to conduct trust business. In addition, under the Law Concerning Concurrent Operation for Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business.

Deposit insurance system and government investment in financial institutions. The Deposit Insurance Law is intended to protect depositors if a financial institution fails to meet its obligations. The Deposit Insurance Corporation was established in accordance with that law.

City banks, including Bank of Tokyo-Mitsubishi, regional banks, trust banks, including Mitsubishi Trust Bank, long-term credit banks and various other credit institutions participate in the deposit insurance system on a compulsory basis.

Under the Deposit Insurance Law, the maximum amount of protection is (Yen)10 million per customer within one bank. However, the deposits in some accounts such as current accounts and ordinary accounts are fully protected without a maximum amount limitation until the end of March 2005. From April 1, 2005, all deposits will be subject to the (Yen)10 million cap, which is currently applicable only to time deposits, except for non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions. Currently, the Deposit Insurance Corporation charges insurance premiums equal to 0.09% on the deposits in current accounts, ordinary accounts and other similar accounts, which are fully protected as mentioned above, and premiums equal to 0.08% on the deposits in other accounts.

Since 1998, the failure of a number of large-scale financial institutions has led to the introduction of various measures with a view to stabilize Japan's financial system, including financial support from the national budget.

The Law Concerning Emergency Measures for Revitalization of Financial Function, or the Financial Revitalization Law, enacted in October 1998, provides for (i) temporary national control of a failed financial institution, (ii) the dispatch of a financial resolution administrator to the failed financial institution, and (iii) the establishment of a bridge bank which takes over the business of the failed financial institution on a temporary basis.

The Law Concerning Emergency Measures for Early Strengthening of Financial Function, or the Financial Function Early Strengthening Law, also enacted in October 1998, provided for government funds to be made available to financial institutions "prior to failure" as well as to financial institutions with "sound" management, to increase the capital ratio of such financial institutions and to strengthen their function as financial market intermediaries. The availability of new funds for this purpose ended on March 31, 2001. Capital injections made under the Financial Function Early Strengthening Law amounted to approximately (Yen)10 trillion.

Starting in April 2001, amendments to the Deposit Insurance Law established a new framework which enables the Deposit Insurance Corporation to inject capital into a bank if the Prime Minister recognizes it must do so to guard against financial systemic risk. In May 2003, Resona Bank, Ltd., a subsidiary bank of Resona Holdings, Inc., was recognized by the Prime Minister to be in need of a subscription of shares and other measures to expand its capital. Such recognition was made in accordance with Article 102, Section 1 of the Deposit Insurance Law. In response to such recognition, Resona Bank, Ltd. applied for and received an injection of public funds in the total amount of (Yen)1.96 trillion.

Taxation topics concerning banks.   Our bank subsidiaries, Bank of
Tokyo-Mitsubishi and Mitsubishi Trust Bank, are involved in legal proceedings with the Tokyo Metropolitan Government and Osaka Prefectural Government regarding recent local taxes enacted by those governments. For a more detailed discussion of these legal proceedings, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Recent Developments--Legal Proceedings for Local Taxes" and the notes to our consolidated financial statements.

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation.

Overall supervision and regulation.   We are subject to supervision, regulation
and examination with respect to our U.S. operations by the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, because we are a bank holding company under the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and pursuant to the International Banking Act of 1978, as amended, or the IBA, because our Japanese subsidiary banks, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, maintain branches and agencies in the United States.

The Federal Reserve Board functions as our "umbrella" or overall regulator under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

..   prohibited further expansion of activities in which bank holding companies, acting directly or through nonbank subsidiaries, may engage;

..   authorized qualifying bank holding companies to opt to become "financial holding companies," and thereby acquire the authority to engage in an expanded list of activities, including merchant banking, insurance underwriting and a full range of securities activities; and

..   modified the role of the Federal Reserve Board by specifying new relationships between the Federal Reserve Board and the functional regulators of subsidiaries of both bank holding companies and financial holding companies.

We have not elected to become a financial holding company.

The BHCA generally prohibits each of a bank holding company and a foreign banking organization that maintains branches or agencies in the United States from, directly or indirectly, acquiring more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the bank holding company or foreign banking organization has elected to become a financial holding company, as discussed above, or the Federal Reserve Board has determined, by order or regulation, that such activities are so closely related to banking as to be a proper incident thereto and has granted its approval to the bank holding company or foreign banking organization for such an acquisition. The BHCA also requires a bank holding company or foreign banking organization that maintains branches or agencies in the United States to obtain the prior approval of an appropriate federal banking authority before acquiring, directly or indirectly, the ownership of more than 5% of the voting shares or control of any U.S. bank or bank holding company. In addition, under the BHCA, a U.S. bank or a U.S. branch or agency of a foreign bank is prohibited from engaging in various tying arrangements involving it or its affiliates in connection with any extension of credit, sale or lease of any property or provision of any services.

U.S. branches and agencies of subsidiary Japanese banks. Under the authority of the IBA, our subsidiary banks in Japan, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, operate seven branches, two agencies and four representative offices in the United States. Bank of Tokyo-Mitsubishi operates branches in Los Angeles and San Francisco, California; Chicago, Illinois; New York, New York; Portland, Oregon; and Seattle, Washington; agencies in Atlanta, Georgia and Houston, Texas; and representative offices in Washington, D.C; Minneapolis, Minnesota; Dallas, Texas; and Jersey City, New Jersey. Mitsubishi Trust Bank operates a branch in New York, New York.

The IBA provides, among other things, that the Federal Reserve Board may examine U.S. branches and agencies of foreign banks, and that each such branch and agency shall be subject to on-site examination by the appropriate federal or state bank supervisor as frequently as would a U.S. bank. The IBA also provides that if the Federal Reserve Board determines that a foreign bank is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in its home country, or if there is reasonable cause to believe that the foreign bank or its affiliate has committed a violation of law or engaged in an unsafe or unsound banking practice in the United States, the Federal Reserve Board may order the foreign bank to terminate activities conducted at a branch or agency in the United States.

U.S. branches and agencies of foreign banks must be licensed, and are also supervised and regulated, by a state or by the Office of the Comptroller of the Currency, or the OCC, the federal regulator of national banks. All of the branches and agencies of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank in the United States are state-licensed. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-chartered or licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound practices. U.S. federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

As an example of state supervision, the branches of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank in New York are licensed by the New York State Superintendent of Banks, or the Superintendent, pursuant to the New York Banking Law. Under the New York Banking Law and the Superintendent's regulations, each of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank must maintain with banks in the State of New York eligible assets as defined and in amounts determined by the Superintendent. These New York branches must also submit written reports concerning their assets and liabilities and other matters, to the extent required by the Superintendent, and are examined at periodic intervals by the New York State Banking Department. In addition, the Superintendent is authorized to take possession of the business and property of Bank of Tokyo-Mitsubishi or Mitsubishi Trust Bank located in New York whenever events specified in the New York Banking Law occur.

U.S. subsidiary banks. We indirectly own and control three U.S. banks:

..   Bank of Tokyo-Mitsubishi Trust Company, New York, New York (through Bank of
    Tokyo-Mitsubishi, a registered bank holding company),

..   Union Bank of California, N.A. (through Bank of Tokyo-Mitsubishi and its subsidiary, UnionBanCal Corporation, a registered bank holding company), and

..   Mitsubishi Trust & Banking Corporation (U.S.A.), New York, New York
    (through Mitsubishi Trust Bank, a registered bank holding company).

Bank of Tokyo-Mitsubishi Trust Company and Mitsubishi Trust & Banking Corporation (U.S.A.) are chartered by the State of New York and are subject to the supervision, examination and regulatory authority of the Superintendent pursuant to the New York Banking Law. Union Bank of California, N.A., is a national bank subject to the supervision, examination and regulatory authority of the OCC.

The Federal Deposit Insurance Corporation, or the FDIC, is the primary federal agency responsible for the supervision, examination and regulation of the two New York-chartered banks referred to above, and insures the deposits of all three U.S. subsidiary banks. In the event of the failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the Federal Deposit Insurance Act.

An FDIC-insured institution that is affiliated with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its U.S. offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under long-standing Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support such banks.

Bank capital requirements and capital distributions. Our U.S. bank subsidiaries and UnionBanCal Corporation, our U.S. subsidiary bank holding company, are subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks and bank holding companies. All of our U.S. subsidiary banks are "well capitalized" under those guidelines as they apply to banks, and our U.S. subsidiary bank holding company exceeds all minimum regulatory capital requirements applicable to domestic bank holding companies. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from "well capitalized" to "critically undercapitalized" for insured depository institutions. As an institution's capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would subsequently become undercapitalized.

The availability of dividends from insured depository institutions in the United States is limited by various other statutes and regulations. The National Bank Act and other federal laws prohibit the payment of dividends by a national bank under various circumstances and limit the amount a national bank can pay without the prior approval of the OCC. In addition, state-chartered banking institutions are subject to dividend limitations imposed by applicable federal and state laws.

Other regulated U.S. subsidiaries. Our nonbank subsidiaries that engage in securities or futures-related activities in the United States are regulated by appropriate functional regulators, such as the SEC, the Commodities Futures Trading Commission, any self-regulatory organizations of which they are members, and the appropriate state regulatory agencies. These nonbank subsidiaries are required to meet separate minimum capital standards as imposed by those regulatory authorities.

The Gramm-Leach-Bliley Act removed almost all of the pre-existing statutory barriers to affiliations between commercial banks and securities firms by repealing Sections 20 and 32 of the Glass-Steagall Act. At the same time, however, the so-called "push-out" provisions of the Gramm-Leach-Bliley Act narrowed the exclusion of banks, including the U.S. branches of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, from the definitions of "broker" and "dealer" under the Securities Exchange Act of 1934, potentially requiring all such banks to transfer some activities to affiliated broker-dealers. In May 2001, the SEC issued interim rules defining some terms in the "push-out" provisions and granting banks additional exemptions from broker-dealer registration. Since that time, the SEC has made modifications to the proposed rules and has extended the time period for compliance with such rules several times. In April 2003, the SEC extended the date by which banks must bring their activities into compliance with some of the push-out provisions related to broker-dealer activities by exempting banks from the definition of "broker" until November 12, 2004. The rules narrowing the exclusion of banks from the definition of "dealer" are scheduled to become effective on September 30, 2003. It is possible that the SEC will further modify these rules or delay their effectiveness.

USA PATRIOT Act. The USA PATRIOT Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extraterritorial jurisdiction of the United States. Failure of a financial institution to comply with the USA PATRIOT Act's requirements could have serious legal and reputational consequences for the institution.

C.  Organizational Structure

The following chart presents our basic corporate structure:
                                  [FLOW CHART]

               Mitsubishi Tokyo Financial Group, Inc.

                  100%                            100%

               The Bank of               The Mitsubishi Trust and
          Tokyo-Mitsubishi, Ltd.           Banking Corporation


Mitsubishi Tokyo Financial Group, Inc. is the direct shareholder of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. The other subsidiaries and affiliated companies are held indirectly under these two subsidiaries.

Set forth below is a list of our significant subsidiaries at March 31, 2003.

                                                                       Proportion of  Proportion
                                                         Country of      ownership    of voting
Name                                                    incorporation  interest (%)  interest (%)
----                                                    -------------  ------------- ------------
The Bank of Tokyo-Mitsubishi, Ltd......................     Japan         100.00        100.00
The Mitsubishi Trust and Banking Corporation...........     Japan         100.00        100.00
Mitsubishi Securities Co., Ltd.........................     Japan          58.72         58.42
DC Card Co., Ltd.......................................     Japan          43.06         43.06
The Diamond Mortgage Co., Ltd.(1)......................     Japan         100.00        100.00
Tokyo-Mitsubishi Asset Management Ltd..................     Japan          53.36         53.36
Mitsubishi Tokyo Wealth Management Securities, Ltd.....     Japan         100.00        100.00
The Diamond Factors Limited............................     Japan          76.94         76.94
The Diamond Home Credit Company Limited................     Japan          99.66         99.66
MTB Investment Technology Institute Co., Ltd...........     Japan         100.00        100.00
Tokyo-Mitsubishi Cash One Ltd..........................     Japan          63.50         63.50
Defined Contribution Plan Consulting of Japan Co., Ltd.     Japan          70.00         70.00
BOT Lease Co., Ltd.....................................     Japan          17.65         17.65
UnionBanCal Corporation................................ United States      65.49         65.49
Union Bank of California, N.A.......................... United States      65.49         65.49
Bank of Tokyo-Mitsubishi Trust Company................. United States     100.00        100.00
Tokyo-Mitsubishi International plc..................... United Kingdom    100.00        100.00
Mitsubishi Tokyo Wealth Management (Switzerland), Ltd..  Switzerland      100.00        100.00
Mitsubishi Trust International Limited................. United Kingdom    100.00        100.00
Mitsubishi Trust & Banking Corporation (U.S.A.)........ United States     100.00        100.00
Mitsubishi Trust Finance (Ireland) PLC.................    Ireland        100.00        100.00
Spectrum Capital, Ltd.................................. United States      75.00         75.00

   -----
  (1) In February 2003, we decided to dissolve The Diamond Mortgage Co., Ltd., our mortgage securities subsidiary. For a more detailed discussion, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Recent Developments--Dissolution of Mortgage Securities Subsidiary."

D.  Property, Plants and Equipment

The following table presents our premises and equipment at cost as of March 31, 2002 and 2003:

                                                 At March 31
                                        -----------------------------
                                             2002           2003
                                        -------------- --------------
                                                (in millions)
          Land......................... (Yen)  200,191 (Yen)  193,278
          Buildings....................        443,828        432,230
          Equipment and furniture......        530,380        489,307
          Leasehold improvements.......        232,509        234,443
          Construction in progress.....          3,294         20,134
                                        -------------- --------------
             Total.....................      1,410,202      1,369,392
          Less accumulated depreciation        728,836        725,598
                                        -------------- --------------
          Premises and equipment--net.. (Yen)  681,366 (Yen)  643,794
                                        ============== ==============

Our head office is located at 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, and comprises 2,221.19 square meters of office space. At March 31, 2003, we conducted our banking operations either in our owned premises or in leased properties.

The following table presents the areas and book values of our material office and other properties at March 31, 2003:

                                       Area               Book value
                           ----------------------------- -------------
                           (in thousands of square feet) (in millions)
          Owned land......            11,213             (Yen)193,278
          Leased land.....             1,239                       --
          Owned buildings.            17,806                  183,418
          Leased buildings            12,489                       --

Our owned land and buildings are primarily used by our branches. Most of the buildings and land owned by us are free from material encumbrances, except as described below.

In March 1999, Bank of Tokyo-Mitsubishi sold a 50% undivided interest in each of its head office land and building and its main office land and building and, at the same time, Bank of Tokyo-Mitsubishi entered into an agreement to lease back from the buyer the 50% undivided interests of the buildings sold for a period of seven years. We accounted for these transactions as financing arrangements.

During the fiscal year ended March 31, 2003, we invested approximately
(Yen)50.6 billion in our subsidiaries primarily for office renovations and purchases of furniture and equipment.

Item 5.  Operating and Financial Review and Prospects.

A.  Operating Results

The following discussion and analysis should be read in conjunction with "Item 3.A. Key Information--Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this Annual Report.

Introduction

We are a holding company for Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. Through our subsidiary banks, we provide a broad range of financial services, including commercial banking, investment banking, asset management and trust banking services, to individual and corporate customers. The banking industry and the global financial markets are influenced by many unpredictable factors, including economic conditions, monetary policy, international political events, liquidity in global markets and regulatory developments. Our operations are significantly affected by external factors, such as the level and volatility of interest rates, currency exchange rates, stock and real estate markets and other economic and market conditions. In particular, serious problems with nonperforming assets and depressed stock and real estate markets resulting from prolonged severe economic conditions in Japan have significantly affected our operations in recent years. Japanese financial institutions have experienced and are still experiencing protracted asset quality problems. In addition, we hold a significant number of shares in some of our customers for strategic purposes, in particular to maintain long-term relationships. These shareholdings expose us to a risk of losses resulting from a decline in their market prices. Accordingly, our results of operations may vary significantly from period to period because of unpredictable events, including unexpected failures of large corporate borrowers, defaults in emerging markets and market volatility.

Recent Developments

Global Offering of Our Common Stock

In March 2003, we issued 489,694 new shares of our common stock, and our subsidiary banks, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, also sold an aggregate of 155,027 shares of our common stock at a public offering price of (Yen)475,000 per share in a global offering. We received approximately
(Yen)222.2 billion in aggregate net cash proceeds from the issuance of new shares of our common stock in the global offering, which was used to make equity investments in our subsidiary banks and for general corporate purposes. Our subsidiary banks received approximately (Yen)70.6 billion in aggregate net cash proceeds from the sale of our shares in the global offering, which were used for their general corporate purposes. After deducting underwriters' discounts and commissions and offering expenses, the global offering increased our capital stock by (Yen)111.6 billion and capital surplus by (Yen)150.4 billion, and decreased our treasury stock by (Yen)79.3 billion.

Acquisition and Merger of Securities Companies

On September 1, 2002, KOKUSAI Securities Co., Ltd., a former equity method investee and a listed securities firm in Japan, Tokyo-Mitsubishi Securities Co., Ltd., a former subsidiary, Tokyo-Mitsubishi Personal Securities Co., Ltd., a former subsidiary, and Issei Securities Co., Ltd., a former equity method investee, were merged into one securities company, with KOKUSAI Securities continuing as the surviving corporation, under the new name of Mitsubishi Securities Co., Ltd. The merger was consummated through a stock-for-stock exchange, as a result of which we acquired, immediately after the merger, an equity interest of 56.76% in Mitsubishi Securities. The acquisitions of the net assets of KOKUSAI Securities, Issei Securities and Tokyo-Mitsubishi Personal Securities were accounted for using the purchase method. The cost of acquisition was determined based on the quoted market price of KOKUSAI Securities' common stock during the five-day period before and after April 8, 2002 when the terms of the acquisition were agreed to and announced. No goodwill was recognized as a result of the merger. The decrease in the net assets of Tokyo-Mitsubishi Securities was accounted for as a sale of investment in a subsidiary, resulting in a (Yen)22.5 billion loss for the fiscal year ended March 31, 2003, which was included in non-interest expense: other non-interest expenses.

Adoption of Consolidated Corporate-Tax System

In March 2003, the Japanese tax authorities approved our application to file our tax returns under the consolidated corporate-tax system. We filed our tax returns under the consolidated corporate-tax system for the fiscal year ended March 31, 2003. Under the new consolidated system, we base tax payments on the combined profits or losses of the parent company and its wholly-owned domestic subsidiaries. We are required to pay, for the fiscal years ended or ending March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate, which is currently 30.0%.

Amendments of Local Tax System

The Japanese government enacted uniform local tax laws in March 2003, which introduced value-added taxes and replaced a part of the existing local taxes based on income. Under the new local tax laws, enterprise taxes will be computed based on three components: (a) amount of profit, (b) amount of value-added (total payroll, net interest paid or received, net rent paid and income before use of net operating losses) and (c) amount of total paid-in capital. The taxes are computed by adding together the totals of each of the three components each of which is calculated separately. The new local tax becomes effective for the fiscal year beginning after March 31, 2004.

Legal Proceedings for Local Taxes

In the fiscal year ended March 31, 2001, both the Tokyo Metropolitan Government and Osaka Prefectural Government began to impose local taxes that were applicable only to large banks operating within their respective jurisdictions, including our subsidiary banks, based on their gross operating profits. We recognized the impact of the local taxes in our statements of operations and accounted for them as non-interest expenses for the fiscal years ended March 31, 2001, 2002 and 2003. Banks, including our subsidiary banks, are currently challenging the legality of the local taxes in both Tokyo and Osaka. In March 2002, the tax imposed by the Tokyo Metropolitan Government was overturned by the Tokyo District Court. In January 2003, the Tokyo High Court also overturned the local tax and ordered the Tokyo Metropolitan Government to, among other things, refund the tax payments that banks, including our subsidiary banks, had paid over the past fiscal years. The refund represents the difference between the 3.0% tax on the gross operating profits paid by the banks and the amount computed based on their taxable incomes under the former rule. The Tokyo Metropolitan Government has appealed this decision and the matter is presently being litigated in the Supreme Court of Japan.

On September 17, 2003, attorneys representing the banks, including our subsidiary banks, came to a basic agreement as part of the proceedings in the Supreme Court with attorneys representing the Tokyo Metropolitan Government as to the conditions of a settlement. The conditions of the settlement include (a) a revision of the applicable tax rate to 0.9% from the current 3.0%, effective retroactive to the date of enactment of the local tax in the fiscal year ended March 31, 2001 and (b) a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. The settlement is subject to the approval of each bank participating in the litigation and an amendment by the Tokyo Metropolitan Assembly to the municipal ordinance imposing the local tax. If the banks and the Tokyo Metropolitan Government settle pursuant to the terms contemplated by the basic agreement, we will be entitled to a tax refund for the fiscal years ended March 31, 2001, 2002 and 2003 amounting to (Yen)39.7 billion plus accrued interest. To date, no decisions have been made by the Osaka District Court concerning the local tax imposed by the Osaka Prefectural Government.

Because the legal process has not been completed, we have not recorded any gain in our consolidated financial statements concerning the tax refund mentioned above.


Pension Plan Amendment

In November 2002, one of our subsidiary banks, Bank of Tokyo-Mitsubishi, amended its pension plan to reduce employee pension benefits by amounts ranging from 7% to 20% commencing with employees who retire on or after April 1, 2003. This plan amendment is expected to lower our net periodic pension costs and decrease our pension obligations.

Planned Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

On June 30, 2003, Bank of Tokyo-Mitsubishi, our subsidiary bank, submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion in defined benefit pension plans established under the Japanese Welfare Pension Insurance Law, and the application was approved by the government on August 1, 2003. Upon that approval, Bank of Tokyo-Mitsubishi began making pension insurance payments to the government and the government assumed the benefit obligations arising from future employee services. However, in order to complete the entire separation process, Bank of Tokyo-Mitsubishi must make another application for transfer to the government of the remaining substitutional portion related to the benefit obligation for past services, but the timing of the application has not been decided. Upon the approval of the second application, Bank of Tokyo-Mitsubishi will transfer to a government agency its remaining substitutional obligation and related pension plan assets, which amount will be determined pursuant to a government formula, and in exchange be released from paying the remaining substitutional portion of the benefits to its employees. For more detailed information on the transfer of pension fund liabilities, see "--Liquidity and Capital Resources--Financial Condition--Severance Indemnities and Pension Liabilities."

Government Plan to Revive Financial Sector

In late 2002, the Japanese government announced its plan to restore confidence in the Japanese financial system. Under the plan, the Financial Services Agency, the Bank of Japan and other elements of the government of Japan have taken several steps to address the asset quality problems faced by many Japanese financial institutions, strengthen the capital base, improve the governance of major Japanese banks and bring greater stability to the financial system. These steps announced or taken by the government include more rigorous assessment of assets, improvement of capital ratios, improvement of governance, extension of deposit guarantees, government support of distressed financial institutions, improvement of the Financial Services Agency's monitoring system and a new framework for corporate revival.

The government plan primarily features the acceleration of disposals of nonperforming loans held by major banks, including Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, and the rehabilitation of companies with financial difficulty. Under the Program for Financial Revival, the Financial Services Agency has stated that it will strive to normalize the problems with nonperforming loans by March 31, 2005, by reducing major banks' ratios of nonperforming loans to total loans by about half, and will aim to create a stronger financial system that can support these structural reforms. In connection with the acceleration of the disposal of nonperforming loans, the RCC, which is wholly owned by the Deposit Insurance Corporation, has been playing an important role as a purchaser of nonperforming loans.

Under the government plan, in order to assist commercial banks in reducing the size of their equity share portfolios without materially adversely affecting prevailing stock market prices, the Bank of Japan began purchasing stocks held by banks. Transfers of stocks to the Bank of Japan are sale transactions without any continuing involvements. In order to minimize the risk of price decline of such investments and seeking to comply with the legislation forbidding banks from holding stocks with aggregate market values less unrealized gains in excess of their Tier I capital after September 30, 2004, a date which was later extended to after September 30, 2006 as discussed below, we have substantially reduced our holdings of strategic equity investments.

On December 11, 2002, the Deposit Insurance Law and other related laws were amended. Prior to the amendment, guarantees of liquid deposits, such as ordinary deposits and current deposits were set to be capped at (Yen)10 million per customer within one bank starting on April 1, 2003. Under the amended deposit insurance system, the Deposit Insurance Corporation guarantees in full all current deposits, ordinary deposits and other specified deposits until March 31, 2005. From April 1, 2005, all deposits will be subject to the (Yen)10 million cap, which is currently applicable only to time deposits, except for non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions.

Revision to Legislation Forbidding Banks from Holding Stocks in Excess of Tier I Capital

On July 25, 2003, the Japanese government enacted a revision to the legislation forbidding banks from holding stocks with aggregate market values less unrealized gains in excess of their Tier I capital. The revision postpones the date after which banks will be forbidden from such holdings of stocks to September 30, 2006. The revision also extends the lifespan of the Banks' Shareholdings Purchase Corporation to March 31, 2017 and abolishes subordinated contributions, which, under the previous legislation, banks were required to make at the time of a sale of stocks to the Special Account of the Banks' Shareholdings Purchase Corporation at a rate of 8% of the price at which the stocks were sold. This revision became effective in August 2003.

Establishment of the Industrial Revitalization Corporation of Japan

In April 2003, revisions to the Law on Special Measures for Industrial Revitalization were made to introduce the newly established Industrial Revitalization Corporation of Japan, or the Industrial Revitalization Corporation. The Industrial Revitalization Corporation is expected to contribute to the revitalization of borrowers with financial difficulties and the restoration of confidence in the Japanese financial system by accelerating the disposal of problem loans. For these purposes, the Industrial Revitalization Corporation purchases loans, especially restructured loans, from non-primary lending banks at fair value reflecting the borrowers' business plans and cooperates with primary lending banks to assist the borrowers in revitalizing their businesses and operations. Under the current plan, the Industrial Revitalization Corporation will purchase loans over two years, and then generally sell them to third parties within three years. The Industrial Revitalization Corporation is scheduled to be dissolved in five years when it sells all loans that it purchased from banks. We made investments of (Yen)9.0 billion in April 2003 in the Deposit Insurance Corporation, a shareholder of the Industrial Revitalization Corporation, which corresponds to approximately 18% interest in the Industrial Revitalization Corporation. Depending on the Industrial Revitalization Corporation's performance in five years and the Industrial Revitalization Corporation's net assets at that time, we may receive a surplus in addition to the redemption of the investments or may incur losses up to the amount of our investments.

Dissolution of Mortgage Securities Subsidiary

In February 2003, we decided to dissolve our mortgage securities subsidiary, The Diamond Mortgage Co., Ltd., due to the adverse business environment for the mortgage securities business. We had been engaged in the mortgage securities business primarily through Diamond Mortgage. Although Diamond Mortgage has already ceased its operations, it still had assets of approximately (Yen)17 billion at March 31, 2003, and we will collect or dispose of these assets by March 2004 through an ongoing liquidation process.

Special Inspections by the Financial Services Agency

From the end of January through April 2003, the Financial Services Agency conducted a second round of special inspections to evaluate large loans at major banks, including Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. The results of these inspections were released on April 25, 2003. The objective of the special inspections was to ensure that loans to certain large borrowers were appropriately classified and that sufficient levels of write-offs and provisioning were recorded on a timely basis, reflecting the borrowers' business and market conditions. The Financial Services Agency's special inspection did not have a significant effect on our allowance calculation under US GAAP or the amounts of loans evaluated for impairment for that purpose.

Business Environment

Economic Environment in Japan

Amid growing concerns over the prospects for Japan's fragile economic recovery, Japanese financial institutions, including us, have faced several significant challenges, such as rapidly evolving Japanese banking regulations, low Japanese stock prices, a record low for long-term interest rates, continuing high levels of corporate bankruptcy filings and widespread corporate downsizing during the fiscal year ended March 31, 2003.

Japanese equity indices declined for the third consecutive fiscal year with the Nikkei Stock Average, which is an average of 225 blue-chip stocks listed on the Tokyo Stock Exchange, declining 27.7% from (Yen)11,024.94 at March 29, 2002 to
(Yen)7,972.71 at March 31, 2003. Also, the Tokyo Stock Price Index, or TOPIX, which is a composite index of all stocks listed on First Section of the Tokyo Stock Exchange, declined 25.7% from 1,060.19 at March 29, 2002 to 788.00 at March 31, 2003. After March 31, 2003, the Japanese equity indices have improved, and the Nikkei Stock Average has risen to around the (Yen)10,000 level in recent months.

The Bank of Japan maintained a near zero interest rate policy for the fiscal year ended March 31, 2003. A continued shift of funds from the slumping stock markets to Japanese government bonds helped push up bond prices, driving down yields. Long-term interest rates significantly declined during the fiscal year ended March 31, 2003. The yield on 10-year government bonds, used as a benchmark for long-term interest rates, started the fiscal year at 1.40% and finished the fiscal year at 0.70%, reaching a record low. After March 31, 2003, the bond markets and market interest rates have been very volatile. The benchmark long-term yield surged to over 1% levels in recent months, after hitting a record low of below 0.5%, and consequently bond prices generally declined during those months.

Under the near zero interest rate policy maintained by the Bank of Japan, the short-term prime lending rate, used as a benchmark for loans of less than one year, stayed at 1.375% per annum for the fiscal year ended March 31, 2003, while interest rates on deposits further declined, reaching a record low.

Land prices continued to show a significant decline during the fiscal year ended March 31, 2003. This decline was evidenced by a 6.4% decline in average government-set official land prices nationwide as of January 1, 2003, which represents the twelfth straight year of decline. Nationwide residential land prices fell 5.8% on average, 0.6% more than the decline in the previous fiscal year, while nationwide commercial land prices dropped 8.0%, 0.3% lower than the decline in the previous fiscal year.

High levels of corporate bankruptcy filings, with over 18,000 cases, continued during the fiscal year ended March 31, 2003 although they decreased 5.6% as compared with the previous fiscal year. This was the second worst period in terms of number of cases after the collapse of the bubble economy in the early 1990s.

In the foreign exchange markets, the value of the yen against the US dollar generally appreciated during the fiscal year ended March 31, 2003 while it depreciated against other foreign currencies such as the euro. In terms of the noon buying rate of the Federal Reserve Bank of New York, the value of the yen against the US dollar fluctuated from a high of (Yen)115.71 to a low of
(Yen)133.40 during the fiscal year ended March 31, 2003, and finished the fiscal year at (Yen)118.07 as compared with (Yen)132.70 at the prior fiscal year end.

International Financial Markets

The international financial markets also had a challenging year with sharp and significant declines in global equity markets, political and economic turmoil in various countries, including the war in Iraq, poor corporate earnings, increased number of bankruptcies in developed countries and accounting and governance scandals in the United States.

During the fiscal year ended March 31, 2003, global stock prices declined significantly and long-term interest rates had steadily declined. In the United States, which has been an important market for our financial services, equity markets experienced the sharpest declines since the 1970s. The Dow Jones Industrial Average dropped 23.2% and the Nasdaq Composite Index fell 27.3% during the fiscal year ended March 31, 2003. While stock prices in the United States significantly declined, bond prices rose sharply, bringing a sharp decline in yield on the 10-year U.S. Treasury bond, the benchmark for long-term interest rates. The yield on 10-year U.S. Treasury bonds started the fiscal year at 5.41% and finished the fiscal year at 3.82%. The U.S. Federal Reserve Bank decreased interest rates by 50 basis points in November 2002, bringing the federal funds rate target to 1.25%. The federal funds rate remained unchanged throughout the balance of the fiscal year ended March 31, 2003. Subsequent to March 31, 2003, the federal funds rate target was lowered by 25 basis points to 1.00%.

In addition, European markets declined significantly with a further decline from the previous fiscal year in the technology sector across most of Europe. Because of the weak economy, the European Central Bank decreased its policy rates (refinancing rates) by 50 basis points in December 2002 and 25 basis points in March 2003 to 2.5%. Elsewhere in Asia, stock markets generally moved in line with the global averages although economic growth generally remained comparatively superior to the rest of the world, with China in the vanguard of economic growth rates.

Critical Accounting Estimates

Our financial statements are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. The notes to our consolidated financial statements provide a summary of our significant accounting policies. The following is a summary of the critical accounting estimates.

Impairment of Investment Securities

US GAAP requires recognizing in earnings an impairment loss of investment securities for a decline in fair value that is other than temporary. Determinations of whether a decline is other than temporary often involve estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss has been incurred at the balance sheet date. These judgments are based on subjective as well as objective factors.

Marketable equity securities. In particular, the Japanese stock markets have experienced a significant downturn and volatility during recent years. In view of the diversity and volume of our shareholdings, the declining but volatile equity markets make it difficult for us to determine whether the declines are other than temporary. In determining whether a decline in fair value is other than temporary for a particular stock, in addition to a significant decline in fair value below cost, we need to determine if the decline is attributable to adverse conditions specifically related to conditions in the issuer's industry, or attributable to a deterioration of the particular issuer. We also consider the issuer's credit rating in cases where the issuers are our borrowers. In addition, we consider the length of period that the decline has existed. If the decline in fair value below cost has continued for more than six months, we generally deem such decline to be other than temporary. After considering these factors, individual equity securities are written down to fair value when we determine that a decline in fair value below the cost of securities is other than temporary. As of March 31, 2003, gross unrealized losses of marketable equity securities were (Yen)46.9 billion and we believe that such losses are temporary based on the criteria applied.

Debt securities. Determination of other than temporary decline in fair value of debt securities is primarily based on the credit standing of the issuers under our credit rating system. In addition, the extent of decline in fair value is also taken into consideration. If fair value significantly declines below cost, we generally deem such decline to be other than temporary. However, a substantial majority of our investments in debt securities are in high-grade fixed-rate bonds, including sovereign bonds such as U.S. treasury bonds. Such investments are subject to cyclical market price fluctuations due to market interest rate and foreign exchange rate changes. We generally consider a decline in fair value of such bonds below cost due to market interest rate and foreign exchange fluctuations, if any, to be not other than temporary, because we generally have the intent and ability to hold such investments for a period longer than that inherent in short-term price fluctuations.

Non-marketable equity securities. We consider the credit standing of issuers and the extent of decline in net assets of issuers to determine whether the decline is other than temporary. When we determine that the decline is other than temporary, non-marketable equity securities are written down to our share of the amount of issuers' net assets.

The equity securities and debt securities markets are inherently volatile, and the values have significantly fluctuated in recent years. Accordingly, our assessment involves risks and uncertainties depending on the market condition. If we later conclude that a decline is other than temporary, the impairment loss may significantly affect our result of operations and financial condition in future periods.

During the fiscal year ended March 31, 2003, the Japanese stock markets experienced a long, sustained decline. In light of this recent decline, we have reassessed and modified our estimate of the extent of decline in fair value that should be considered as other than temporary and recognized additional impairment losses based on this change in accounting estimate.

Allowance for Credit Losses

The allowance for credit losses represents management's estimate of probable losses in our loan portfolio. The evaluation process involves a number of estimates and judgments. The allowance is based on two principles of accounting: (1) Statement of Financial Accounting Standards, or SFAS, No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and can be estimated; and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures," which require that losses be accrued based on the differences between the present value of expected future cash flows discounted at the loan's effective interest rate, the fair value of collateral or values that are observable in the secondary market and the loan balance.

Our allowance for credit losses consists of an allocated allowance and an unallocated allowance. The allocated allowance comprises (i) the allowance for specifically identified problem loans, (ii) the allowance for large groups of smaller balance homogeneous loans, (iii) the allowance for loans exposed to specific country risk and (iv) the formula allowance.

Each of these components is determined based upon estimates that can and do change when actual events occur. The allowance for specifically identified problem loans, which represent large-balance, non-homogeneous loans that have been individually determined to be impaired, uses various techniques to arrive at an estimate of loss. Historical loss information, discounted cash flows, fair value of collateral and secondary market information are all used to estimate those losses. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment, and the allowance for such loans is established through a process that begins with estimates of probable losses inherent in the portfolio, based upon various analyses, including historical delinquency and credit loss experience. The allowance for loans exposed to specific country risk is based on an estimate of probable losses relating to our exposure to countries that we identify as having a high degree of transfer risk. We use a country risk grading system that assigns risk ratings to individual countries. To determine the risk rating, we consider the instability of foreign currency and difficulties regarding our borrowers' ability to service their debt.

The formula allowance uses a model based on historical losses as an indicator of future losses and as a result could differ from losses incurred in the future. However, since this history is updated with the most recent loss information, the differences that might otherwise occur are mitigated. The use of these values is inherently subjective and our actual losses could be more or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in the allocated allowance. For further information regarding our allowance for credit losses, see "--Liquidity and Capital Resources-- Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. Such allowance is included in other liabilities. With regard to the allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses.

Valuation of Deferred Tax Assets

A valuation allowance for deferred tax assets is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Future realization of the tax benefit of existing deductible temporary differences or carryforwards ultimately depends on the existence of sufficient taxable income in future periods.

In determining a valuation allowance, we perform a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Due to losses in recent years and continuing weak economic conditions, the determination of the valuation allowance involves difficult judgments to estimate future taxable income.

At March 31, 2003, we had operating loss carryforwards of (Yen)2,238.3 billion. Future realization of the tax benefit of the carryforwards or existing deductible temporary differences ultimately depends on the existence of sufficient taxable income in future periods. Based on our estimates of future taxable income, we recognized a valuation allowance for a portion of the operating loss carryforwards.

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates, currently established allowance may not be sufficient. If the estimated allowance is not sufficient, we will incur additional deferred tax expenses, which could materially affect our operating results in future periods.

Accounting for Goodwill

US GAAP requires us to test goodwill for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit of our business, which is to be compared with the carrying amount of the unit, to identify potential impairment of goodwill. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Since an observable quoted market price for units is not always available, the estimate of fair value is based on the best information available, including prices for comparable units and the results of using other valuation techniques including the present value technique, which requires an estimation of future cash flows and other assumptions. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. This test requires comparison of the implied fair value of the unit's goodwill with the carrying amount of that goodwill. The estimation of the implied fair value of the reporting unit's goodwill requires us to allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including any unrecognized intangible assets, if any, since the implied fair value is determined as the excess of the fair value of a reporting unit over the net amounts assigned to its assets and liabilities in the allocation. Accordingly, the second step of the impairment test also requires an estimate of the fair value of individual assets and liabilities, including any unrecognized intangible assets that belongs to that unit.

Accrued Severance Indemnities and Pension Liabilities

We have defined benefit retirement plans, including lump-sum severance indemnities and pension plans, which cover substantially all of our employees. Severance indemnities and pension costs are calculated based upon a number of actuarial assumptions, including discount rates, expected long-term rates of return on our plan assets and rates of increase in future compensation levels. In accordance with US GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, and affect our recognized net periodic pension costs and accrued severance indemnities and pension obligations in future periods accordingly. We had an unrecognized net actuarial loss for domestic severance indemnities and pension plans of (Yen)511.0 billion at March 31, 2003. Differences in actual experience or changes in assumptions may affect our financial condition and operating results in future periods.

The discount rates for the domestic plans are set to reflect the interest rates of high-quality fixed-rate instruments with maturities that correspond to the timing of future benefit payments.

In developing our assumptions for expected long-term rates of return, we refer to the historical average returns earned by the plan assets and the rates of return expected to be available for reinvestment of existing plan assets, which reflect recent changes in trends and economic conditions, including market price. We also evaluate input from our actuaries, including their reviews of asset class return expectations.

Valuation of Financial Instruments with No Available Market Prices

Some assets and liabilities, including available-for-sale securities, trading accounts and derivatives, are reflected at their estimated fair values in our financial statements. Fair values for the substantial majority of our portfolio of financial instruments with no available market prices are determined based upon externally verifiable model inputs and quoted prices. All financial models, which are used for independent risk monitoring, must be validated and periodically reviewed by qualified personnel independent of the area that created the model. The fair value of derivatives is determined based upon liquid market prices evidenced by exchange-traded prices, broker-dealer quotations or prices of other transactions with similarly rated counterparties. If available, quoted market prices provide the best indication of value. If quoted market prices are not available for fixed maturity securities and derivatives, we discount expected cash flows using market interest rates commensurate with the credit quality and maturity of the investment. Alternatively, we may use matrix or model pricing to determine an appropriate fair value. In determining fair values, we consider various factors, including time value, volatility factors and underlying options, warrants and derivatives.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized. Instead, these assets are tested annually for impairment. Effective April 1, 2002, we adopted the provisions of SFAS No. 142 and performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives. The adoption of SFAS No. 142 resulted in a cumulative adjustment charge to our earnings of (Yen)0.5 billion relating to the impairment of goodwill.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. A legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. This statement is effective for fiscal years beginning after June 15, 2002. We do not expect that the adoption of this statement will have a material impact on our financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets by establishing additional criteria, as compared to previous US GAAP, to be used to determine when a long-lived asset is held for sale. It also broadens the definition of discontinued operations. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on our financial condition or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of SFAS No. 145 that relate to the rescission of Statement No. 4 are effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item are to be reclassified. The provisions of this statement that relate to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement replaces the guidance provided by Emerging Issues Task Force issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that costs associated with an exit or disposal activity be recognized when a liability is incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." This statement provides guidance on the accounting for the acquisition of a financial institution, which had previously been addressed in SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142. In addition, this statement amends SFAS No. 144, to include long-term customer-relationship intangible assets such as depositor and credit cardholder intangible assets and would require these assets to be subject to an undiscounted cash flow recoverability impairment test that SFAS No. 144 requires for other long-lived assets that are held and used. The adoption of SFAS No. 147 did not have a material impact on our financial condition or results of operations.

In November 2002, the FASB issued FASB Interpretation, or FIN, No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." FIN No. 45 requires that guarantors recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing a guarantee. In addition, FIN No. 45 requires entities to disclose the nature of the guarantees, the maximum potential amount of future payments under the guarantee, the carrying amount of the liability for the guarantor's obligations under the guarantee and the nature of recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. The recognition requirements are not required for guarantees that are accounted for as derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The disclosures are required for guarantees including those accounted for as derivatives under SFAS No. 133. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on our financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods for the transition accounting for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted under some circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on our financial condition or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN No. 46 addresses consolidation by business enterprises of variable interest entities. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Some of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 resulted in consolidation of certain commercial paper conduits with total assets and total liabilities each of (Yen)45.1 billion, which were created after January 31, 2003. See Note 25 to our consolidated financial statements for more detailed information. We continue to evaluate the impact of applying FIN No. 46 and as a result of the evaluation, we may identify additional entities that need to be consolidated or disclosed.

In January 2003, the Emerging Issues Task Force, or EITF, of the FASB reached a consensus on Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," or EITF 03-2, which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of the substitutional portion of an employees' pension fund plan and requires employers to account for the entire separation process of the substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from a settlement gain or loss of the substitutional portion of the obligation, upon completion of the transfer. See "--Liquidity and Capital Resources--Financial Condition--Severance Indemnities and Pension Liabilities" for discussions about our transfer of pension fund liabilities.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We have not completed our assessment of the impact of this statement on our financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures some financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We have not completed our assessment of the impact of this statement on our financial statements.

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2001, 2002 and 2003:

                                                                                       Years ended March 31,
                                                                             ----------------------------------------
                                                                                 2001          2002          2003
                                                                             ------------  ------------  ------------
                                                                                           (in billions)
Interest income............................................................. (Yen)2,283.0  (Yen)2,017.0  (Yen)1,585.3
Interest expense............................................................      1,310.6         939.1         539.9
                                                                             ------------  ------------  ------------
Net interest income.........................................................        972.4       1,077.9       1,045.4
                                                                             ------------  ------------  ------------
Provision for credit losses.................................................        797.1         601.7         455.6
Non-interest income.........................................................        851.2         367.8         846.7
Non-interest expense........................................................      1,022.9       1,168.2       1,189.8
                                                                             ------------  ------------  ------------
Income (loss) before income tax expense (benefit) and cumulative effect of a
  change in accounting principle............................................          3.6        (324.2)        246.7
Income tax expense (benefit)................................................         62.8        (101.8)         42.9
                                                                             ------------  ------------  ------------
Income (loss) before cumulative effect of a change in accounting principle..        (59.2)       (222.4)        203.8
Cumulative effect of a change in accounting principle, net of tax...........           --           5.9          (0.5)
                                                                             ------------  ------------  ------------
Net income (loss)........................................................... (Yen)  (59.2) (Yen) (216.5) (Yen)  203.3
                                                                             ============  ============  ============

During the fiscal year ended March 31, 2003, we included net trading account profits (losses), net foreign exchange gains (losses) and net investment securities gains (losses) in a single line item captioned non-interest income. Previously, if we had net losses in any of those categories for a particular period, we reported those net losses in non-interest expense. Non-interest income and non-interest expense for prior periods have been reclassified to conform to the current year presentation. There was no impact on net income
(loss) in any period resulting from the change. The current year presentation decreased both non-interest income and expense by (Yen)104.6 billion for the fiscal year ended March 31, 2001 and (Yen)333.0 billion for the fiscal year ended March 31, 2002.

We reported (Yen)203.3 billion of net income for the fiscal year ended March 31, 2003, compared to a (Yen)216.5 billion loss for the fiscal year ended March 31, 2002. Our earnings per share for the fiscal year ended March 31, 2003 were
(Yen)33,963.40 (basic) and (Yen)31,137.71 (diluted), compared to a net loss per share of (Yen)39,733.32 (basic and diluted) for the fiscal year ended March 31, 2002. Income before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2003 was (Yen)246.7 billion, compared with a (Yen)324.2 billion loss for the fiscal year ended March 31, 2002. These significant improvements in our operating results were primarily attributable to the following:

..   Provision for credit losses decreased (Yen)146.1 billion, or 24.3%, from
    (Yen)601.7 billion for the fiscal year ended March 31, 2002 to (Yen)455.6 billion for the fiscal year ended March 31, 2003, due primarily to a decrease in impaired loans, specifically nonaccrual and restructured loans. Impaired loans decreased (Yen)1,426.0 billion, or 35.2%, for the fiscal year ended March 31, 2003. This decrease primarily reflected collections, sales and charge-offs of domestic nonperforming loans.

..   Non-interest income increased (Yen)478.9 billion, or 130.3%, from
    (Yen)367.8 billion for the fiscal year ended March 31, 2002 to (Yen)846.7 billion for the fiscal year ended March 31, 2003. This increase was attributable to an increase in fees and commissions of (Yen)36.2 billion, foreign exchange gains-net of (Yen)25.6 billion compared to foreign exchange losses-net of (Yen)333.0 billion for the fiscal year ended March 31, 2002 and an increase in net trading account profits of
    (Yen)128.3 billion.

These favorable changes were partially offset by a decrease of (Yen)32.5 billion in net interest income as a result of the continuing low interest rate environment and an increase of (Yen)21.6 billion in non-interest expense.

The effective income tax rate for the fiscal year ended March 31, 2003 was 17.4% and 22.5 percentage points lower than the normal effective statutory tax rate of 39.9%. This low tax rate primarily resulted from a change in tax rates and from the realization of previously unrecognized tax benefits of our subsidiaries.

Net Interest Income

Net interest income is a function of:

..   the amount of interest-earning assets;

..   the so-called "spread," or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities;

..   the general level of interest rates; and

..   the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2001, 2002 and 2003:

                                                 Years ended March 31,
                           ----------------------------------------------------------------
                                   2001                  2002                  2003
                           --------------------  --------------------  --------------------
                              Average    Average    Average    Average    Average    Average
                              balance     rate      balance     rate      balance     rate
                           ------------- ------- ------------- ------- ------------- -------
                                           (in billions, except percentages)
Interest-earning assets:
   Domestic............... (Yen)61,175.9  1.50%  (Yen)59,823.9  1.37%  (Yen)62,705.7  1.19%
   Foreign................      22,220.5  6.16        25,368.5  4.73        23,646.7  3.55
                           -------------         -------------         -------------
          Total........... (Yen)83,396.4  2.74%  (Yen)85,192.4  2.37%  (Yen)86,352.4  1.84%
                           =============         =============         =============
Financed by:
Interest-bearing funds:
   Domestic............... (Yen)58,048.5  0.83%  (Yen)61,150.4  0.53%  (Yen)64,873.0  0.34%
   Foreign................      17,701.3  4.69        17,599.3  3.50        14,835.1  2.13
                           -------------         -------------         -------------
          Total...........      75,749.8  1.73        78,749.7  1.19        79,708.1  0.68
Non-interest-bearing funds       7,646.6    --         6,442.7    --         6,644.3    --
                           -------------         -------------         -------------
   Total.................. (Yen)83,396.4  1.57%  (Yen)85,192.4  1.10%  (Yen)86,352.4  0.63%
                           =============         =============         =============
Spread on:
   Interest-bearing funds.                1.01%                 1.18%                 1.16%
   Total funds............                1.17%                 1.27%                 1.21%

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Net interest income for the fiscal year ended March 31, 2003 was (Yen)1,045.4 billion, a decrease of (Yen)32.5 billion, or 3.0%, from (Yen)1,077.9 billion for the fiscal year ended March 31, 2002. This decrease was due primarily to a decline in the average interest rate spread in the further declining interest rate environment. The decline in interest rate spread more than offset the impact of a net increase in average interest-earning assets.

The average interest rate spread decreased 2 basis points from 1.18% for the fiscal year ended March 31, 2002 to 1.16% for the fiscal year ended March 31, 2003. Net interest income as a percentage of average total interest-earning assets decreased 6 basis points from 1.27% for the fiscal year ended March 31, 2002 to 1.21% for the fiscal year ended March 31, 2003.

Average interest-earning assets for the fiscal year ended March 31, 2003 was
(Yen)86,352.4 billion, an increase of (Yen)1,160.0 billion, or 1.4%, from
(Yen)85,192.4 billion for the fiscal year ended March 31, 2002. This increase was principally attributable to an increase of (Yen)2,689.6 billion in average investment securities, partially offset by decreases in average interest-earning deposits, average call loans and funds sold and average receivables under resale agreements. The increase in average investment securities was attributable primarily to increases in Japanese national government and foreign bonds, including U.S. treasury bonds, and reflected few viable investment options due to the extremely low rates of return in Japan. The average of interest-bearing liabilities for the fiscal year ended March 31, 2003 was (Yen)79,708.1 billion, an increase of (Yen)958.4 billion, or 1.2%, from (Yen)78,749.7 billion for the fiscal year ended March 31, 2002. This increase was principally attributable to an increase in average domestic deposits, which was primarily comprised of average demand deposits, partly offset by a decrease in average debentures and a decrease in short-term funds in money markets, such as call money and funds purchased, and payables under repurchase agreements.

Net interest income for the fiscal year ended March 31, 2003 included a net gain of approximately (Yen)2.7 billion resulting from derivative financial instruments used for hedging purposes. The net gain increased our net interest margin by 0.3 basis points for the fiscal year ended March 31, 2003.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Net interest income for the fiscal year ended March 31, 2002 was (Yen)1,077.9 billion, an increase of (Yen)105.5 billion, or 10.9%, from (Yen)972.4 billion for the fiscal year ended March 31, 2001. Although interest income and interest expense both decreased during the fiscal year ended March 31, 2002 due to the declining interest rate environment in Japan and overseas, an increase in average foreign interest-earning assets primarily contributed to the increase in net interest income. Average foreign interest-earning assets increased
(Yen)3,148.0 billion, or 14.2%, to (Yen)25,368.5 billion for the fiscal year ended March 31, 2002 while average domestic interest-earning assets decreased
(Yen)1,352.0 billion, or 2.2%, to (Yen)59,823.9 billion for the fiscal year ended March 31, 2002. The increase in average foreign interest-earning assets for the fiscal year March 31, 2002 primarily reflected an increase in average foreign investment securities of (Yen)1,704.1 billion and an increase in average foreign loans of (Yen)1,466.8 billion, which were primarily funded by an increase in domestic deposits. The average domestic deposits increased
(Yen)3,628.6 billion to (Yen)44,807.0 billion for the fiscal year ended March 31, 2002. The increase in interest income due to the increase in average interest-earning assets more than offset the increase in interest expense due to the increase in average interest-bearing liabilities.

Net interest income as a percentage of average total interest-earning assets increased 10 basis points from 1.17% for the fiscal year ended March 31, 2001 to 1.27% for the fiscal year ended March 31, 2002. The average interest rate spread increased 17 basis points from 1.01% for the fiscal year ended March 31, 2001 to 1.18% for the fiscal year ended March 31, 2002. Although the total interest rate spread increased for the fiscal year ended March 31, 2002, this increase did not contribute to the increase in total net interest income. The average interest rate spread between foreign interest-earning assets and foreign interest-bearing liabilities decreased for the fiscal year ended March 31, 2002 decreased 24 basis points while the average interest rate spread between domestic interest-earning assets and domestic interest-bearing liabilities increased 17 basis points. The decrease in net interest income due to the decreased average interest rate spread on foreign activities, which is relatively high, more than offset the increase in net interest income due to the increased spread on domestic activities.

Net interest income for the fiscal year ended March 31, 2002 included a net gain of approximately (Yen)7.6 billion resulting from derivative financial instruments used for hedging purposes while net interest income for the fiscal year ended March 31, 2001 included such gain of (Yen)1.6 billion. These net gains increased our net interest margin by 0.3 basis points for the fiscal year ended March 31, 2001 and by 0.9 basis points for the fiscal year ended March 31, 2002.

For a more detailed analysis of interest rate spread, see "Selected Statistical Data--Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential--Average Balance Sheets, Interest and Average Rates."

Provision for Credit Losses

Provisions for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. See "--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans" for a description of the approach and methodology used to establish the allowance for credit losses.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

The provision for credit losses for the fiscal year ended March 31, 2003 was
(Yen)455.6 billion, representing a decrease of (Yen)146.1 billion, or 24.3%, from (Yen)601.7 billion for the fiscal year ended March 31, 2002. This decrease was attributable primarily to a decrease in the impairment allowance of
(Yen)401.9 billion from (Yen)1,296.3 billion at March 31, 2002 to (Yen)894.4 billion at March 31, 2003, which reflected a decrease of (Yen)1,426.0 billion in impaired loans during the fiscal year ended March 31, 2003.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

The provision for credit losses for the fiscal year ended March 31, 2002 decreased (Yen)195.4 billion, or 24.5%, from (Yen)797.1 billion for the fiscal year ended March 31, 2001. This decrease was primarily attributable to the fact that the provision for the fiscal year ended March 31, 2001 increased due to a significant rise in impaired loans, in particular restructured loans, as compared with the previous year.

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2001, 2002 and 2003:

                                                                      Years ended March 31,
                                                              -------------------------------------
                                                                 2001*        2002*         2003
                                                              -----------  -----------  -----------
                                                                          (in billions)
Fees and commissions:
   Trust fees................................................ (Yen) 114.6  (Yen) 123.6  (Yen) 103.8
   Fees on funds transfer and service charges for collection.        60.0         60.9         61.1
   Fees and commissions on international business............        51.3         53.5         54.5
   Fees and commissions on credit card business..............        47.9         51.0         63.7
   Service charges on deposits...............................        22.7         29.8         34.6
   Other fees and commissions................................       162.9        173.1        210.4
                                                              -----------  -----------  -----------
          Total..............................................       459.4        491.9        528.1
Trading account profits--net.................................       229.5        138.5        266.8
Foreign exchange gains (losses)--net.........................      (104.6)      (333.0)        25.6
Investment securities gains (losses)--net....................       232.5         20.6        (21.3)
Other........................................................        34.4         49.8         47.5
                                                              -----------  -----------  -----------
       Total non-interest income............................. (Yen) 851.2  (Yen) 367.8  (Yen) 846.7
                                                              ===========  ===========  ===========

--------
* Reclassified to conform to the presentation for the fiscal year ended March 31, 2003.

Non-interest income includes, in addition to fees and commissions and other non-interest income, net trading account profits, net foreign exchange gains (losses) and net investment securities gains (losses).

Net trading account profits primarily include net gains (losses) on trading securities and interest rate derivative instruments entered into for trading purposes. Trading account assets or liabilities are carried at fair value and any changes in the value of trading account assets or liabilities, including interest rate derivatives, are recorded in net trading account profits. Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net foreign exchange gains (losses) primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. This is primarily because the transaction gains (losses) on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings, but are reflected in other changes in equity from nonowner sources, while in principle all transaction gains (losses) on translation of monetary liabilities denominated in foreign currencies are included in current earnings.

Net investment securities gains (losses) primarily include net gains on sales of marketable securities, particularly marketable equity securities. In addition, impairment losses are recognized as offset of net investment securities gains when management concludes that declines in fair value of investment securities are other than temporary. We have recognized high levels of impairment losses in recent years as fair values continued to decline in equity markets.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Non-interest income for the fiscal year ended March 31, 2003 was (Yen)846.7 billion, an increase of (Yen)478.9 billion, or 130.3%, from (Yen)367.8 billion for the fiscal year ended March 31, 2002. This increase was attributable to an increase in fees and commissions of (Yen)36.2 billion, foreign exchange gains-net of (Yen)25.6 billion compared to foreign exchange losses-net of
(Yen)333.0 billion for the fiscal year ended March 31, 2002, an increase in net trading account profits of (Yen)128.3 billion.

Fees and commissions for the fiscal year ended March 31, 2003 were (Yen)528.1 billion, an increase of (Yen)36.2 billion, or 7.4%, from (Yen)491.9 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase of (Yen)37.3 billion in other fees and commissions. Other fees and commissions for the fiscal year ended March 31, 2003 included (Yen)2.8 billion of new fees and commissions earned in connection with our insurance brokerage activities and (Yen)19.4 billion of fees and commissions of Mitsubishi Securities, which became our consolidated subsidiary on September 1, 2002. An increase of (Yen)3.4 billion in fees and commissions at UnionBanCal Corporation also contributed to the increase in other fees and commissions. The increase in other fees and commissions was partly offset by a decrease of (Yen)19.8 billion, or 16.0%, in trust fees. The decrease in trust fees primarily reflected a decrease in fee income for administration services as a result of the transfer of certain trust assets to Master Trust Bank of Japan, Ltd., an equity investee, in May 2002.

Net trading account profits for the fiscal year ended March 31, 2003 were
(Yen)266.8 billion, an increase of (Yen)128.3 billion, or 92.7%, from
(Yen)138.5 billion for the fiscal year ended March 31, 2002. The net trading account profits for the fiscal years ended March 31, 2002 and 2003 consisted of the following:

                                                                                          Years ended March 31,
                                                                                          ----------------------
                                                                                             2002        2003
                                                                                          ----------  ----------
                                                                                              (in billions)
Net profits on derivative instruments, primarily interest-rate futures, swaps and options (Yen)149.3  (Yen)254.9
Net profits (losses) on trading securities...............................................      (10.8)       11.9
                                                                                          ----------  ----------
   Net trading account profits........................................................... (Yen)138.5  (Yen)266.8
                                                                                          ==========  ==========

The increase in net profits on derivative instruments was due primarily to an increase in net profits on interest rate swaps and interest rate options. In particular, in order to manage interest rate risks on domestic deposits, we had net receive-fix and pay-variable positions in our interest rate swap portfolios. These portfolios gained value in the declining interest rate environment.

The net profits on trading securities for the fiscal year ended March 31, 2003 were (Yen)11.9 billion, compared to net losses of (Yen)10.8 billion for the fiscal year ended March 31, 2002. This improvement in trading securities transactions primarily reflected net profits on sales of foreign trading bonds.

Net foreign exchange gains for the fiscal year ended March 31, 2003 were
(Yen)25.6 billion, compared to net foreign exchange losses of (Yen)333.0 billion for the fiscal year ended March 31, 2002. Major components of net foreign exchange gains (losses) by source of transactions for the fiscal years ended March 31, 2002 and 2003 are summarized below:

                                                                              Years ended March 31,
                                                                             ----------------------
                                                                                 2002        2003
                                                                             -----------  ---------
                                                                                  (in billions)
Transaction gains (losses) on translation of foreign currency long-term debt (Yen) (18.7) (Yen)37.2
Net losses on foreign exchange contracts entered into for trading purposes..       (78.0)    (100.3)
Other-net...................................................................      (236.3)      88.7
                                                                             -----------  ---------
   Net foreign exchange gains (losses)...................................... (Yen)(333.0) (Yen)25.6
                                                                             ===========  =========

Transaction gains on translation of foreign currency long-term debt for the fiscal year ended March 31, 2003 reflected primarily the appreciation of the yen against the US dollar and other foreign currencies. We had net losses on foreign exchange contracts entered into for trading purposes for the fiscal year ended March 31, 2003 due to the unfavorable foreign exchange markets. Other foreign exchange net gains for the fiscal year ended March 31, 2003 reflected transaction gains on translation of foreign currency-denominated borrowings used to manage the foreign currency exposure of available-for-sale debt securities. This increase was due primarily to the appreciation of the yen against the US dollar and other foreign currencies while transaction losses on translation of foreign currency-denominated available-for-sale debt securities were recorded in other changes in equity from nonowner sources.

Net investment securities losses for the fiscal year ended March 31, 2003 were
(Yen)21.3 billion, compared to net gains of (Yen)20.6 billion for the fiscal year ended March 31, 2002. Major components of net investment securities gains (losses) for the fiscal year ended March 31, 2002 and 2003 are summarized below:

                                                       Years ended March 31,
                                                     ------------------------
                                                         2002         2003
                                                     -----------  -----------
                                                           (in billions)
  Net gains on sales of marketable equity securities (Yen) 277.2  (Yen) 170.5
  Impairment losses on marketable equity securities.      (281.0)      (352.4)
  Other.............................................        24.4        160.6
                                                     -----------  -----------
     Net investment securities gains (losses)....... (Yen)  20.6  (Yen) (21.3)
                                                     ===========  ===========

Pursuant to the legislation forbidding banks, including our Japanese subsidiary banks, from holding stocks with aggregate market values less unrealized gains in excess of their Tier I capital after September 30, 2004, a date which was later extended to after September 30, 2006, we actively sold our marketable equity securities. The decrease in net gains on sales of marketable equity securities reflected further declining stock market prices during the fiscal year ended March 31, 2003 as discussed in "--Business Environment--Economic Environment in Japan." In addition to sales in the stock markets, we sold marketable equity securities to the Bank's Shareholdings Purchase Corporation and the Bank of Japan and through exchange traded funds for the fiscal year ended March 31, 2003.

The increase in impairment losses on marketable equity securities for the fiscal year ended March 31, 2003 also reflected the continuing declines in stock prices in Japan. We have determined other than temporary declines in fair value of marketable equity securities primarily based on factors such as internal credit rating, the extent of decline in market price and the length of time during which the decline has existed. Due to the change in the accounting estimate as described in "--Critical Accounting Estimates--Impairment of Investment Securities," we recognized additional impairment losses on investment securities amounting to (Yen)26.5 billion for the fiscal year ended March 31, 2003.

Other net gains primarily included net gains on sales of debt securities, including bonds. The increase in such gains resulted mainly from increased sales of foreign bonds. The market prices of foreign bonds generally rose as interest rates declined during the fiscal year ended March 31, 2003.

Other non-interest income decreased (Yen)2.3 billion, or 4.7%, from (Yen)49.8 billion for the fiscal year ended March 31, 2002 to (Yen)47.5 billion for the fiscal year ended March 31, 2003. Other non-interest income is primarily comprised of income from the lease of software, net gains on sales of various assets, including software and other dividend income. The decrease for the fiscal year ended March 31, 2003 reflected several small decreases in these components.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Non-interest income for the fiscal year ended March 31, 2002 decreased
(Yen)483.4 billion, or 56.8%, from (Yen)851.2 billion for the fiscal year ended March 31, 2001. This decrease was primarily attributable to a decrease in net trading account profits of (Yen)91.0 billion, and a decrease in net investment securities gains of (Yen)211.9 billion and an increase in net foreign exchange losses of 228.4 billion. These decreases were partially offset by an increase in fees and commissions of (Yen)32.5 billion.

Fees and commissions for the fiscal year ended March 31, 2002 were (Yen)491.9 billion, an increase of (Yen)32.5 billion, or 7.1%, from (Yen)459.4 billion for the fiscal year ended March 31, 2001. This increase was due primarily to an increase of (Yen)9.0 billion in trust fees and an increase of (Yen)10.2 billion in other fees and commissions. Other fees and commissions primarily include fees on issuing guaranties, fees on underwriting business, service charges on deposits of overseas offices and commissions on custodial services. These fees and commissions have increased in recent years partially because of our strengthened investment banking and asset management businesses. Also, the yen depreciation against the US dollar and other foreign currencies contributed to the increase in fees and commissions. In terms of the average exchange rate, the yen depreciated approximately 13% against the US dollar during the fiscal year ended March 31, 2002 and for calendar year 2001 as compared with the previous fiscal and calendar years, respectively.

Trading account profits-net decreased (Yen)91.0 billion, or 39.7%, to
(Yen)138.5 billion for the fiscal year ended March 31, 2002. The net trading account profits for the fiscal years ended March 31, 2001 and 2002 consisted of the following:

                                                                                          Years ended March 31,
                                                                                          ---------------------
                                                                                             2001       2002
                                                                                          ---------- ----------
                                                                                              (in billions)
Net profits on derivative instruments, primarily interest-rate futures, swaps and options (Yen)199.5 (Yen)149.3
Net profits (losses) on trading securities...............................................       30.0      (10.8)
                                                                                          ---------- ----------
   Net trading account profits........................................................... (Yen)229.5 (Yen)138.5
                                                                                          ========== ==========

The decrease in net profits on derivative instruments was due primarily to an increase in losses on interest-rate swaps used for trading purposes (net receive-variable and, pay-fixed positions). We, however, recorded the net profits with derivatives used to manage interest rate exposures of certain interest-earning assets or interest-bearing liabilities, which do not meet the specific criteria for hedge accounting. Net losses on trading securities for the fiscal year ended March 31, 2002 as compared with the net profits for the previous fiscal year were due primarily to unfavorable financial markets in which interest rates were stable under low interest rate environment.

Net foreign exchange losses for the fiscal year ended March 31, 2002 were
(Yen)333.0 billion, an increase of (Yen)228.4 billion from the losses of
(Yen)104.6 billion for the fiscal year ended March 31, 2001. Major components of net foreign exchange losses by source of transactions for the fiscal years ended March 31, 2001 and 2002 are summarized below:

                                                                             Years ended March 31,
                                                                           ------------------------
                                                                               2001         2002
                                                                           -----------  -----------
                                                                                 (in billions)
Transaction losses on translation of foreign currency long-term debt...... (Yen) (35.9) (Yen) (18.7)
Net losses on foreign exchange contracts entered into for trading purposes      (156.1)       (78.0)
Other--net................................................................        87.4       (236.3)
                                                                           -----------  -----------
   Net foreign exchange losses............................................ (Yen)(104.6) (Yen)(333.0)
                                                                           ===========  ===========

Transaction losses on translation of foreign currency long-term debt for the fiscal year ended March 31, 2002 reflected the depreciation of the yen value against the US dollar and other foreign currencies. We had net losses on foreign exchange contracts entered into for trading purposes for the fiscal years ended March 31, 2002 because of unfavorable foreign exchange markets. Other foreign exchange net losses for the fiscal year ended March 31, 2002 partially reflected the fact that foreign currency-denominated borrowings used to hedge the foreign currency exposure of available-for-sale debt securities no longer qualified as hedging instruments under SFAS No. 133 starting on April 1, 2001 and, therefore, the transaction losses on such borrowings were recognized in earnings for the fiscal year ended March 31, 2002.

Net investment securities gains for the fiscal year ended March 31, 2002 were
(Yen)20.6 billion, representing a decrease of (Yen)211.9 billion, or 91.1%, from net gains of (Yen)232.5 billion for the fiscal year ended March 31, 2001. Major components of net investment securities gains for the fiscal years ended March 31, 2001 and 2002 are summarized below:

                                                       Years ended March 31,
                                                     ------------------------
                                                         2001         2002
                                                     -----------  -----------
                                                           (in billions)
  Net gains on sales of marketable equity securities (Yen) 440.7  (Yen) 277.2
  Impairment losses on marketable equity securities.      (262.0)      (281.0)
  Other.............................................        53.8         24.4
                                                     -----------  -----------
     Net investment securities gains................ (Yen) 232.5  (Yen)  20.6
                                                     ===========  ===========

The decrease in net gains on sale of marketable equity securities for the fiscal year ended March 31, 2002 was due primarily to an increase in losses on sales of equity securities with relatively high costs. During the fiscal year ended March 31, 2001, we selectively sold equity securities with relatively low costs. During the fiscal year ended March 31, 2002, due to the enactment of legislation forbidding banks from holding stocks in excess of Tier I capital after September 30, 2004, a date which was later extended to after September 30, 2006, we had to reduce our strategic shareholdings irrespective of cost basis.

The increase in impairment losses on marketable equity securities for the fiscal year ended March 31, 2002 primarily reflected continuing declines in stock prices, as evidenced by the 15.2% decline in the Nikkei Stock Average and the 17.0% decline in TOPIX for the fiscal year ended March 31, 2002.

The decrease in other net gains for the fiscal years ended March 31, 2002 primarily reflected a decrease in net gains on sales of domestic bonds in stable but low interest rate environment.

Other non-interest income increased due primarily to an increase in various income of overseas operations, such as lease income.

Non-Interest Expense

The following table shows a summary of non-interest expense for the fiscal years ended March 31, 2001, 2002 and 2003:

                                                        Years ended March 31,
                                                --------------------------------------
                                                   2001*        2002*         2003
                                                ------------ ------------ ------------
                                                            (in billions)
Salaries and employee benefits................. (Yen)  403.7 (Yen)  456.6 (Yen)  499.5
Occupancy expenses--net........................        137.4        134.8        121.1
Losses on other real estate owned..............         16.4          6.2          0.3
Amortization of intangible assets..............         31.7         36.9         46.9
Goodwill amortization..........................          4.4          7.9           --
Insurance premiums, including deposit insurance         41.8         43.5         48.3
Communications.................................         19.5         21.3         22.0
Other..........................................        368.0        461.0        451.7
                                                ------------ ------------ ------------
   Total non-interest expense.................. (Yen)1,022.9 (Yen)1,168.2 (Yen)1,189.8
                                                ============ ============ ============

--------
* Reclassified to conform to the presentation for the fiscal year ended March 31, 2003.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Non-interest expense for the fiscal year ended March 31, 2003 was (Yen)1,189.8 billion, an increase of (Yen)21.6 billion, or 1.9%, from (Yen)1,168.2 billion for the fiscal year ended March 31, 2002. This increase was due primarily to an increase of (Yen)42.9 billion in salaries and employee benefits, partially offset by a decrease of (Yen)13.7 billion in net occupancy expenses.

Salaries and employee benefits for the fiscal year ended March 31, 2003 were
(Yen)499.5 billion, an increase of (Yen)42.9 billion, or 9.4%, from (Yen)456.6 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase of (Yen)13.2 billion in net periodic pension costs and an increase of (Yen)24.3 billion of salaries and employee benefits of Mitsubishi Securities, which became our consolidated subsidiary on September 1, 2002 as a result of the merger of four securities companies. The increase in net periodic pension costs was due primarily to an increase of (Yen)11.8 billion in amortization of net actuarial loss. In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the minimum amortization of actuarial loss was included as a component of net periodic pension costs for the fiscal years ended March 31, 2002 and 2003 as the unrealized net loss exceeded 10% of the projected benefit obligation. The net actuarial loss reflected the fact that the actual return on plan assets fell below the expected return on plan assets during recent fiscal years. Plan assets, which include pension funds managed by various life insurance companies, investment advisory companies and trust banks, consisted of interest-earning deposits at banks, Japanese government bonds, other debt securities and marketable equity securities issued by domestic and foreign entities. Pension assets managed by insurance companies are included in pooled investment portfolios. Expected rates of return on plan assets are reviewed annually and computed primarily based on the historical average of long-term returns on such assets. The continuously depressed
Japanese economy has adversely affected domestic stock markets. As a result, with respect to our domestic subsidiaries' plans, the actual return on the plan assets was negative by (Yen)48.7 billion for the fiscal year ended March 31, 2002 and negative by (Yen)63.3 billion for the fiscal year ended March 31, 2003. We decreased the expected rate of return on plan assets from 4.45% for the fiscal year ended March 31, 2002 to 3.73% for the fiscal year ended March 31, 2003. The increase in salaries and employee benefits was partially offset by a decrease in salaries resulting from a reduction in the number of employees.

Net occupancy expenses for the fiscal year ended March 31, 2003 were (Yen)121.1 billion, a decrease of (Yen)13.7 billion, or 10.2%, from (Yen)134.8 billion for the fiscal year ended March 31, 2002. This decrease was due primarily to the reduction and consolidation of offices as a whole, while net occupancy expenses of Mitsubishi Securities contributed to an increase in net occupancy expenses.

Losses on other real estate owned for the fiscal year ended March 31, 2003 were
(Yen)0.3 billion, a decrease of (Yen)5.9 billion, or 95.1%, from (Yen)6.2 billion for the fiscal year ended March 31, 2002. This decrease reflected a decrease in other real estate owned primarily through sales.

Intangible asset amortization for the fiscal year ended March 31, 2003 was
(Yen)46.9 billion, an increase of (Yen)10.0 billion, or 27.0%, from (Yen)36.9 billion for the year ended March 31, 2002. This increase primarily reflected an increase in the capitalized cost of software as we continued to invest in new information systems.

There was no goodwill amortization expense for the fiscal year ended March 31, 2003 as a result of the adoption of SFAS No. 142, which eliminated the amortization of goodwill, effective April 1, 2002.

Insurance premiums for the fiscal year ended March 31, 2003 were (Yen)48.3 billion, an increase of (Yen)4.8 billion, or 11.1%, from (Yen)43.5 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase in domestic deposits.

Communication expense for the fiscal year ended March 31, 2003 of (Yen)22.0 billion was substantially unchanged from (Yen)21.3 billion for the fiscal year ended March 31, 2002.

Other non-interest expenses for the fiscal year ended March 31, 2003 were
(Yen)451.7 billion, a decrease of (Yen)9.3 billion, or 2.0%, from (Yen)461.0 billion for the fiscal year ended March 31, 2002. This decrease was due primarily to a decrease of (Yen)35.5 billion in the provision for allowance for off-balance-sheet credit instruments. The provision for allowance for off-balance-sheet credit instruments for the fiscal year ended March 31, 2002 included an allocated provision of (Yen)19.6 billion against loan commitments extended to WorldCom, Inc. We fulfilled the commitments extended to WorldCom, Inc. and recorded charge-offs for the fiscal year ended March 31, 2003. The decrease in this provision was partially offset by a (Yen)22.5 billion loss which resulted from the decrease in net assets in Tokyo-Mitsubishi Securities as mentioned in "--Recent Developments--Acquisition and Merger of Securities Companies."

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Non-interest expense for the fiscal year ended March 31, 2002 increased
(Yen)145.3 billion, or 14.2%, from (Yen)1,022.9 billion for the fiscal year ended March 31, 2001. This increase primarily reflected an increase in salaries and employee benefits of (Yen)52.9 billion and an increase in other non-operating expenses of (Yen)93.0 billion.

Salaries and employee benefits for the fiscal year ended March 31, 2002 were
(Yen)456.6 billion, an increase of (Yen)52.9 billion, or 13.1%, from (Yen)403.7 billion for the fiscal year ended March 31, 2001. This increase primarily reflected an increase in net periodic pension costs, as well as an increase in amounts paid to employees outside Japan, whose salaries and other benefits denominated in currencies other than yen increased due to the yen depreciation against the US dollar and other foreign currencies. The increase in net periodic pension costs was due primarily to an increase in amortization of net actuarial loss and a decrease in expected return on plan assets. The decrease in expected return on plan assets for the plans of Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and certain domestic subsidiaries resulted from a decrease in expected rate of return on plan assets from 4.79% for the fiscal year ended March 31, 2001 to 4.45% for the fiscal year ended March 31, 2002. These increases were partially offset by a decrease in salary expense resulting from a reduction in the number of employees.

Net occupancy expenses for the fiscal year ended March 31, 2002 were (Yen)134.8 billion, a decrease of (Yen)2.6 billion, or 1.9%, from (Yen)137.4 billion for the fiscal year ended March 31, 2001. This decrease was due primarily to the closing and consolidation of offices, which was partially offset by an increase in overseas occupancy expenses resulting from the yen depreciation against the US dollar and other foreign currencies.

Losses on other real estate owned for the fiscal year ended March 31, 2002 were
(Yen)6.2 billion, a decrease of (Yen)10.2 billion, or 62.1%, from (Yen)16.4 billion for the fiscal year ended March 31, 2001. This decrease reflected a significant reduction in our other real estate owned from (Yen)33.9 billion at March 31, 2001 to (Yen)11.7 billion at March 31, 2002 through asset sales to third parties.

Intangible asset amortization for the fiscal year ended March 31, 2002 was
(Yen)36.9 billion, an increase of (Yen)5.2 billion, or 16.4%, from (Yen)31.7 billion for the fiscal year ended March 31, 2001. This increase primarily reflected an increase in amortization of capitalized cost of software.

Goodwill amortization for the fiscal year ended March 31, 2002 was (Yen)7.9 billion, an increase of (Yen)3.5 billion, or 76.9%, from (Yen)4.4 billion for the fiscal year ended March 31, 2001. This increase was primarily due to amortization of goodwill related to the additional acquisition of the 17% minority ownership in Nippon Trust Bank on April 4, 2002.

Insurance premiums for the fiscal year ended March 31, 2002 were (Yen)43.5 billion, an increase of (Yen)1.7 billion, or 4.0%, from (Yen)41.8 billion for the fiscal year ended March 31, 2001. This increase primarily reflected an increase in deposit insurance premiums resulting from an increase in domestic deposits.

Communication expense for the fiscal year ended March 31, 2002 was (Yen)21.3 billion and was substantially unchanged from (Yen)19.5 billion for the fiscal year ended March 31, 2001.

Other non-interest expenses for the fiscal year ended March 31, 2002 were
(Yen)461.0 billion, an increase of (Yen)93.0 billion, or 25.3%, from (Yen)368.0 billion for the fiscal year ended March 31, 2001. This increase was primarily due to an increase of (Yen)36.2 billion in provision for credit losses on off-balance sheet instruments, an increase of approximately 14.6 billion in overseas operating expenses and an increase in fees paid to outside servicers. The increase in overseas operating expenses primarily reflected the depreciation of the yen against the US dollar and other foreign currencies and an increase in advertising and other operating expenses of UnionBanCal Corporation.

Income Tax Expense (Benefit)

The following table presents a summary of our income tax expense (benefit):

                                                           Years ended March 31,
                                                  ---------------------------------------
                                                      2001          2002          2003
                                                  ------------  ------------  -----------
                                                               (in billions)
Income (loss) before income tax expense (benefit) (Yen)    3.6  (Yen) (324.2) (Yen) 246.7
Income tax expense (benefit)..................... (Yen)   62.8  (Yen) (101.8) (Yen)  42.9
Effective tax rate...............................      1,748.8%         31.4%        17.4%
Normal effective statutory tax rate..............         38.9%         38.0%        39.9%

In September 2002, we applied to the tax authorities for approval of our election to file our national income tax returns based on the newly introduced consolidated corporate-tax system starting from the fiscal year ended March 31, 2003. In March 2003, we received the approval for our application from the tax authorities. The consolidated corporate-tax system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly-owned domestic subsidiaries, and requires us to pay, for the fiscal years ended or ending March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate of 30.0% applied to separate tax returns filers. The increase in the normal effective statutory tax rate for the fiscal year ended March 31, 2003 resulted from this surcharge tax. This change in tax rate due to the adoption of the consolidated corporate-tax system resulted in a decrease of (Yen)37.4 billion in income tax expense for the fiscal year ended March 31, 2003 through an increase in deferred tax assets.

We accounted for local taxes based on the gross operating profits to the Tokyo Metropolitan Government and the Osaka Prefectural Government as non-interest expenses for the fiscal years ended March 31, 2001, 2002 and 2003. See "--Recent Developments--Legal Proceedings for Local Taxes."

Also, as discussed in "--Recent Developments--Amendments of Local Tax System," for the fiscal year beginning after March 31, 2004, new uniform local taxes become effective. These new rules introduce value-added taxes and replace a part of the existing local taxes based on income. The new local taxes are computed based on three components: (a) amount of profit, (b) amount of value-added (total payroll, net interest paid or received, net rent paid and income before use of net operating losses) and (c) amount of total paid-in capital. The taxes are computed by adding together the totals of each of the three components each of which is calculated separately.

The enactment of new uniform local tax laws mentioned above, which will supersede the current local taxes, including the local taxes levied by Tokyo Metropolitan Government, resulted in a decrease of (Yen)75.1 billion in income tax expense for the fiscal year ended March 31, 2003 through an increase in deferred tax assets.

Reconciling items between combined normal effective statutory tax rates and effective income tax rates for the fiscal years ended March 31, 2001, 2002 and 2003 are summarized as follows:

                                                                        Years ended March 31,
                                                                        ---------------------
                                                                          2001   2002*   2003
                                                                        -------  -----  -----
Combined normal effective statutory tax rate...........................   38.9 %  38.0%  39.9%
Reconciling items:
   Nondeductible expenses..............................................   237.3    2.9    4.4
   Goodwill amortization...............................................    31.0    0.7     --
   Dividends from foreign subsidiaries.................................   225.8    1.3    3.2
   Foreign tax credit and payments.....................................   (90.4)  (1.9)  10.1
   Lower tax rates applicable to income of foreign subsidiaries........   (93.8)  (2.7)  (0.7)
   Foreign income exempted for income tax purpose......................   (88.9)  (0.5)    --
   Foreign tax assessment (refund).....................................    30.1   (0.7)  (3.5)
   Minority interests..................................................   184.3    2.5    0.6
   Change in valuation allowance.......................................   284.7   16.8   18.2
   Expiration of loss carryforwards of subsidiaries....................   733.1    0.1    3.5
   Enacted change in tax rates.........................................   245.4     --  (30.4)
   Realization of previously unrecognized tax benefits of subsidiaries.      --  (11.2) (27.5)
   Other--net..........................................................    11.3   (0.7)  (0.4)
                                                                        -------  -----  -----
Effective income tax rate.............................................. 1,748.8%  31.4%  17.4%
                                                                        =======  =====  =====

--------
* In calculating the effective income tax rate for the fiscal year ended March 31, 2002, the reconciling items were subtracted from the combined normal effective statutory tax rate since loss before income tax benefit was recorded in that fiscal year.

The effective income tax rate of 17.4% for the fiscal year ended March 31, 2003 was 22.5 percentage points lower than the normal effective statutory tax rate of 39.9%. This lower tax rate primarily reflected an enacted change in tax rate and realization of previously unrecognized tax benefits of subsidiaries. The enacted change in tax rate resulted from the adoption of the consolidated corporate-tax system and the new uniform local taxes, which introduced value-added taxes as discussed above, and accounted for 30.4% in the reconciliation above. The realization of previously unrecognized tax benefits of subsidiaries primarily related to the liquidation of several of our domestic subsidiaries with accumulated losses, including The Diamond Mortgage Co., Ltd., and accounted for 27.5% in the reconciliation above.

The effective tax credit rate of 31.4% for the fiscal year ended March 31, 2002 was 6.6 percentage points lower than the normal effective statutory tax rate of 38.0%. The lower tax rate was attributable primarily to an increase in the valuation allowance. The valuation allowance provided against deferred tax assets increased (Yen)43.5 billion from (Yen)213.1 billion at March 31, 2001 to
(Yen)256.6 billion at March 31, 2002. The net increase in total valuation allowance of (Yen)43.5 billion for the fiscal year ended March 31, 2002 primarily reflected an increase in the valuation allowance of our domestic subsidiaries, which was principally provided against deferred tax assets on operating loss carryforwards that were not expected to be realized. The effect of the increase in the valuation allowance was partially offset by realization of previously unrecognized tax benefits of our subsidiaries.

Business Segment Analysis

We measure the performance of each of our business segments in terms of "operating profit" in accordance with the regulatory reporting requirements of the Financial Services Agency. Operating profit and other segment information are based on Japanese GAAP and are not consistent with our financial statements prepared on the basis of US GAAP. For example, operating profit under Japanese GAAP does not reflect items such as most of the provisions for credit losses, foreign exchange gains (losses) and equity investment securities gains (losses).

Nippon Trust Bank and Tokyo Trust Bank, both former subsidiaries of Bank of Tokyo-Mitsubishi, were merged with and into Mitsubishi Trust Bank on October 1, 2001. The segment information for Bank of Tokyo- Mitsubishi for the fiscal year ended March 31, 2001 has been restated and does not include the operating results of Nippon Trust Bank and Tokyo Trust Bank. The segment information for Mitsubishi Trust Bank has not been restated although it reflects the combined results of operations after the merger on October 1, 2001. The operating results of Nippon Trust Bank and Tokyo Trust Bank are separately presented following the segment information of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank.

Bank of Tokyo-Mitsubishi

Bank of Tokyo-Mitsubishi maintains its business unit system based on customer and product segmentation. Bank of Tokyo-Mitsubishi's major business units during the fiscal year ended March 31, 2003 were:

..   retail banking, which provides banking products and services to individual customers in Japan;

..   commercial banking, which provides banking products and services to large corporations and some small and medium-sized companies;

..   global corporate banking, which provides banking services to large Japanese corporations and their overseas operations as well as non-Japanese corporations who do business on a global basis, excluding UNBC's customers;

..   investment banking, which provides advisory and other services related to mergers and acquisitions, securities services of the Bank of Tokyo-Mitsubishi, syndicated loans, project financing, derivatives and securitization and other investment banking activities;

..   asset management, which provides asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan;

..   UNBC, which includes Bank of Tokyo-Mitsubishi's subsidiaries in California,
    UnionBanCal Corporation and Union Bank of California, N.A.;

..   operations services, which provides operations and settlement services to its other business units, including settlement and foreign exchange;

..   treasury, which conducts its asset and liability management and liquidity management; and

..   other, which consists of:

  .   systems services, which is responsible for its computer systems;

  . eBusiness & IT Initiatives, which is responsible for developing information technology business opportunities;

  . the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance; and

  . the elimination of duplicated amounts of net revenue among business segments.

For the fiscal years ended March 31, 2001 and 2002, Bank of Tokyo-Mitsubishi's securities subsidiaries were included in the investment banking business unit. In response to the incorporation of Mitsubishi Securities into which these securities subsidiaries were merged on September 1, 2002, Bank of Tokyo-Mitsubishi began measuring the results of Mitsubishi Securities separately from its investment banking business unit in the latter half of the fiscal year ended March 31, 2003. Accordingly, Bank of Tokyo-Mitsubishi presented Mitsubishi Securities as a separate operating segment for the fiscal year ended March 31, 2003. Presentation for prior years has been reclassified to conform to the presentation for the fiscal year ended March 31, 2003.

Mitsubishi Securities segment includes Mitsubishi Securities and its subsidiaries that provide a broad range of retail and corporate securities services and products including retail brokerage, securitization, M&A advisory and derivatives.

Further, after the incorporation of Mitsubishi Securities, Bank of Tokyo-Mitsubishi transferred part of the investment banking business, including securitization, M&A advisory and derivatives, to Mitsubishi Securities from its investment banking business unit. This transfer did not significantly affect the current fiscal year results of the investment banking business unit or Mitsubishi Securities. It is not practicable to restate the previous fiscal years' information based on the current fiscal year's presentation or to recast the current fiscal year's information based on the previous fiscal years' presentation to reflect this transfer.

In May 2003, Bank of Tokyo-Mitsubishi integrated the investment banking business unit and the asset management business unit into one business unit under the name of investment banking and asset management business unit. Since this integration of business units was made subsequent to March 31, 2003, we did not reclassify the business segment information for the fiscal years ended March 31, 2001, 2002 and 2003 to reflect such integration.

The following table shows the business segment information for the fiscal years ended March 31, 2001, 2002 and 2003:

                                                  Global
                            Retail    Commercial Corporate  Investment   Asset                Operations            Mitsubishi
                            Banking    Banking    Banking    Banking   Management     UNBC     Services   Treasury  Securities
                           ---------- ---------- ---------- ---------- ----------  ---------- ---------- ---------- ----------
                                                                                   (in billions)
Fiscal year ended
 March 31, 2001*:
  Net Revenue............. (Yen)301.5 (Yen)286.7 (Yen)270.6 (Yen) 74.0 (Yen)  8.8  (Yen)256.2 (Yen)22.4  (Yen)105.1 (Yen) 20.3
  Operating expenses......      231.3      130.5      124.5       50.0       12.7       131.9      18.1        23.2       22.1
                           ---------- ---------- ---------- ---------- ----------  ---------- ---------  ---------- ----------
  Operating profit (loss). (Yen) 70.2 (Yen)156.2 (Yen)146.1 (Yen) 24.0 (Yen) (3.9) (Yen)124.3 (Yen) 4.3  (Yen) 81.9 (Yen) (1.8)
                           ========== ========== ========== ========== ==========  ========== =========  ========== ==========
Fiscal year ended
 March 31, 2002*:
  Net Revenue............. (Yen)283.1 (Yen)297.7 (Yen)282.1 (Yen)101.8 (Yen)  8.9  (Yen)295.9 (Yen)21.5  (Yen)207.1 (Yen) 12.8
  Operating expenses......      230.6      126.8      134.6       50.6       13.9       163.6      17.6        28.4       22.0
                           ---------- ---------- ---------- ---------- ----------  ---------- ---------  ---------- ----------
  Operating profit (loss). (Yen) 52.5 (Yen)170.9 (Yen)147.5 (Yen) 51.2 (Yen) (5.0) (Yen)132.3 (Yen) 3.9  (Yen)178.7 (Yen) (9.2)
                           ========== ========== ========== ========== ==========  ========== =========  ========== ==========
Fiscal year ended
 March 31, 2003:
  Net Revenue............. (Yen)280.0 (Yen)286.6 (Yen)262.9 (Yen) 94.7 (Yen) (2.9) (Yen)275.8 (Yen)19.9  (Yen)287.8 (Yen) 55.1
  Operating expenses......      211.7      127.0      129.9       46.2       16.5       161.6      16.9        26.7       65.9
                           ---------- ---------- ---------- ---------- ----------  ---------- ---------  ---------- ----------
  Operating profit (loss). (Yen) 68.3 (Yen)159.6 (Yen)133.0 (Yen) 48.5 (Yen)(19.4) (Yen)114.2 (Yen) 3.0  (Yen)261.1 (Yen)(10.8)
                           ========== ========== ========== ========== ==========  ========== =========  ========== ==========


                              Other        Total
                           -----------  ------------

Fiscal year ended
 March 31, 2001*:
  Net Revenue............. (Yen) (27.2) (Yen)1,318.4
  Operating expenses......       146.8         891.1
                           -----------  ------------
  Operating profit (loss). (Yen)(174.0) (Yen)  427.3
                           ===========  ============
Fiscal year ended
 March 31, 2002*:
  Net Revenue............. (Yen) (58.4) (Yen)1,452.5
  Operating expenses......        57.0         845.1
                           -----------  ------------
  Operating profit (loss). (Yen)(115.4) (Yen)  607.4
                           ===========  ============
Fiscal year ended
 March 31, 2003:
  Net Revenue............. (Yen) (88.1) (Yen)1,471.8
  Operating expenses......        80.1         882.5
                           -----------  ------------
  Operating profit (loss). (Yen)(168.2) (Yen)  589.3
                           ===========  ============

--------
* The segment information for the fiscal years ended March 31, 2001 and 2002 was restated to conform to the presentation for the fiscal year ended March 31, 2003.

When Bank of Tokyo-Mitsubishi's business units work together to provide services to customers, we assign the total amount of net revenue derived from those services to each participating business unit without dividing the net revenue. As a result, some items of net revenue are duplicated among the participating segments. The duplicated amounts are eliminated in the "Other" column. The following is a summary of the duplicated amounts between those segments shown in columns and those shown in the rows. The total of such duplicated amounts is included in "Other" in the table above.

                                                Global                Total
                                    Commercial Corporate   Asset      Amount
                                     Banking    Banking  Management Eliminated
                                    ---------- --------- ---------- ----------
                                                  (in billions)
  Fiscal year ended March 31, 2001:
     Investment banking............  (Yen)5.6  (Yen)28.0  (Yen)0.5  (Yen)34.1
                                     ========  =========  ========  =========
  Fiscal year ended March 31, 2002:
     Investment banking............  (Yen)7.8  (Yen)30.2  (Yen) --  (Yen)38.0
                                     ========  =========  ========  =========
  Fiscal year ended March 31, 2003:
     Investment banking............  (Yen)9.7  (Yen)28.7  (Yen) --  (Yen)38.4
                                     ========  =========  ========  =========

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Total net revenue increased (Yen)19.3 billion, or 1.3%, from (Yen)1,452.5 billion for the fiscal year ended March 31, 2002 to (Yen)1,471.8 billion for the fiscal year ended March 31, 2003. This increase was due mainly to an increase of (Yen)80.7 billion in the treasury unit and an increase of (Yen)42.3 billion at Mitsubishi Securities. This increase was partially offset by a decrease of (Yen)20.1 billion in the UNBC business unit.

Total operating expenses increased (Yen)37.4 billion, or 4.4%, from (Yen)845.1 billion for the fiscal year ended March 31, 2002 to (Yen)882.5 billion for the fiscal year ended March 31, 2003. This increase was due mainly to an increase of (Yen)43.9 billion in operating expenses for Mitsubishi Securities and an increase of (Yen)23.1 billion in operating expenses included in the "Other" column. The increase was partially offset by a decrease of (Yen)18.9 billion in the retail banking business unit.

Net revenue of the retail banking business unit decreased (Yen)3.1 billion, or 1.1%, from (Yen)283.1 billion for the fiscal year ended March 31, 2002 to
(Yen)280.0 billion for the fiscal year ended March 31, 2003. This decrease was mainly due to a decrease in net interest income of (Yen) 10.9 billion, reflecting a decline in interest margins due to declining interest rates in yen and foreign currencies. The decrease was partially offset by an increase in net fees of (Yen)6.1 billion, reflecting an increase in fee income on insurance products and domestic funds transfers.

Net revenue of the commercial banking business unit decreased (Yen)11.1 billion, or 3.7%, from (Yen)297.7 billion for the fiscal year ended March 31, 2002 to (Yen)286.6 billion for the fiscal year ended March 31, 2003. This decrease was mainly due to a decrease of (Yen)20.0 billion in net interest income, which primarily reflected a decrease in volume of commercial loans and a decrease in dividend income. The decrease in commercial loans was partly attributable to the disposal of problem loans. The decrease in Bank of Tokyo-Mitsubishi's dividend income reflected the reduction in its holdings of strategic equity investments. These decreases were partially offset by an increase in other income of (Yen)4.6 billion, reflecting an increase in income on derivative products.

Net revenue of the global corporate banking business unit decreased (Yen)19.2 billion, or 6.8%, from (Yen)282.1 billion for the fiscal year ended March 31, 2002 to (Yen)262.9 billion for the fiscal year ended March 31, 2003. This decrease was mainly due to a decrease of (Yen)11.1 billion in net interest income and a decrease in net revenue of subsidiaries of (Yen)10.1 billion. The decrease in net interest income reflected a decline in interest margins on loans and deposits in the declining interest rate environment in Japan and foreign countries and the decrease in net revenue of its subsidiaries reflected a decrease in interest income in our overseas subsidiaries in the declining interest rate environment.

Net revenue of the investment banking business unit decreased (Yen)7.1 billion, or 6.9%, from (Yen)101.8 billion for the fiscal year ended March 31, 2002 to
(Yen)94.7 billion for the fiscal year ended March 31, 2003. This decrease was mainly due to a decrease of (Yen)10.1 billion in net revenue of its subsidiaries, reflecting depressed securities trading operations in its overseas subsidiaries. The decrease was partially offset by an increase in other income of (Yen)4.4 billion, reflecting an increase in gains on derivatives trading.

Net revenue of the asset management business unit decreased (Yen)11.8 billion, or 132.6%, from (Yen)8.9 billion for the fiscal year ended March 31, 2002 to a loss of (Yen)2.9 billion for the fiscal year ended March 31, 2003. This decrease was mainly attributable to a decrease of (Yen)9.7 billion in other income, which primarily reflected a decrease in gains on trust funds and investment trusts due to declining stock markets in Japan.

Net revenue of the UNBC business unit decreased (Yen)20.1 billion, or 6.8%, from (Yen)295.9 billion for the fiscal year ended March 31, 2002 to (Yen)275.8 billion for the fiscal year ended March 31, 2003. This decrease was largely due to the appreciation of the yen against the US dollar at the end of UNBC's 2002 fiscal year compared to that of the previous year.

Net revenue of the operation services unit decreased (Yen)1.6 billion, or 7.4%, from (Yen)21.5 billion for the fiscal year ended March 31, 2002 to (Yen)19.9 billion for the fiscal year ended March 31, 2003, mainly due to a decline in revenue of its domestic subsidiaries.

Net revenue of the treasury unit increased (Yen)80.7 billion, or 39.0%, from
(Yen)207.1 billion for the fiscal year ended March 31, 2002 to (Yen)287.8 billion for the fiscal year ended March 31, 2003. This increase was mainly due to an increase in interest income and other income, which primarily reflected an increase in gains on investments in domestic and foreign bonds and an increase in gains on its foreign currency asset and liability management operations reflecting a decline in the foreign currency interest rate.

Net revenue of Mitsubishi Securities increased (Yen)42.3 billion, or 330.7%, from (Yen)12.8 billion for the fiscal year ended March 31, 2002 to (Yen)55.1 billion for the fiscal year ended March 31, 2003. This increase was mainly due to the merger that formed Mitsubishi Securities on September 1, 2002. There was no revenue of KOKUSAI

Securities Co., Ltd. recorded for the fiscal year ended March 31, 2002 because Bank of Tokyo-Mitsubishi accounted for its investment in this company under the equity method and did not consolidate it.

The increase in operating expenses in the "Other" column primarily reflected a significant decrease in the provision for credit losses. Credit losses are allocated to the corporate center rather than being reflected in each business segment.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Total net revenue increased (Yen)134.1 billion, or 10.2%, from (Yen)1,318.4 billion for the fiscal year ended March 31, 2001 to (Yen)1,452.5 billion for the fiscal year ended March 31, 2002. This increase was due mainly to an increase of (Yen)102.0 billion in the treasury unit and an increase of
(Yen)39.7 billion in the UNBC business unit. This increase was partially offset by a decrease of (Yen)18.4 billion in the retail banking business unit.

Total operating expenses decreased (Yen)46.0 billion, or 5.2%, from (Yen)891.1 billion for the fiscal year ended March 31, 2001 to (Yen)845.1 billion for the fiscal year ended March 31, 2002. This decrease was due mainly to a decrease of
(Yen)89.8 billion in operating expenses included in the "Other" column. The decrease was partially offset by an increase of (Yen)31.7 billion in the UNBC business unit due mainly to an increase in advertising and other operating expenses.

Net revenue of the retail banking business unit decreased (Yen)18.4 billion, or 6.1%, from (Yen)301.5 billion for the fiscal year ended March 31, 2001 to
(Yen)283.1 billion for the fiscal year ended March 31, 2002. This decrease was mainly due to a decrease in net interest income of (Yen)21.3 billion, reflecting a decline in interest margins between on deposits and debentures due to declining interest rates in Japanese yen and other foreign currencies.

Net revenue of the commercial banking business unit increased (Yen)11.0 billion, or 3.9%, from (Yen)286.7 billion for the fiscal year ended March 31, 2001 to (Yen)297.7 billion for the fiscal year ended March 31, 2002. This increase was mainly due to an increase of (Yen)4.0 billion in net fee income (mainly increases in commitment line fees and safe deposit box rental income), an increase of (Yen)3.9 billion in other income (mainly gains on derivative transactions) and an increase of (Yen)2.3 billion in revenues mainly from a newly consolidated subsidiary.

Net revenue of the global corporate banking business unit increased (Yen)11.5 billion, or 4.2%, from (Yen)270.6 billion for the fiscal year ended March 31, 2001 to (Yen)282.1 billion for the fiscal year ended March 31, 2002. This increase was mainly due to an increase of (Yen)7.9 billion in net fee income, such as commitment line fees and fees on investment banking business. This increase was partially offset by an increase in foreign exchange losses relating to the economic crisis in Argentina.

Net revenue of the investment banking business unit increased (Yen)27.8 billion, or 37.5%, from (Yen)74.0 billion for the fiscal year ended March 31, 2001 to (Yen)101.8 billion for the fiscal year ended Mach 31, 2002. This increase was largely attributable to an increase of (Yen)5.9 billion in net interest income relating mainly to structured finance, an increase of (Yen)3.7 billion in net fee income relating mainly to securitization of loans and syndication of loans and an increase of (Yen)4.5 billion in other income relating mainly to gains on derivative transactions. The profits of its subsidiaries also contributed to the increase.

Net revenue of the asset management business unit increased (Yen)0.1 billion, or 1.7%, from (Yen)8.8 billion for the fiscal year ended March 31, 2001 to
(Yen)8.9 billion for the fiscal year ended March 31, 2002. This increase reflected an increase of (Yen)4.1 billion in net interest income, which primarily resulted from a decrease in funding costs. The increase was partially offset by a decrease in trust fees.

Net revenue of the UNBC business unit increased (Yen)39.7 billion, or 15.5%, from (Yen)256.2 billion for the fiscal year ended March 31, 2001 to (Yen)295.9 billion for the fiscal year ended March 31, 2002. This increase was largely due to the depreciation of the yen against the US dollar.

Net revenue of the operations services unit decreased (Yen)0.9 billion, or 4.1%, from (Yen)22.4 billion for the fiscal year ended March 31, 2001 to
(Yen)21.5 billion for the fiscal year ended March 31, 2002, mainly due to a decrease in the volume of domestic operation and settlement services.

Net revenue of the treasury unit increased (Yen)102.0 billion, or 97.0%, from
(Yen)105.1 billion for the fiscal year ended March 31, 2001 to (Yen)207.1 billion for the fiscal year ended March 31, 2002. This increase was mainly due to an increase in net interest income, which primarily reflected an increase in interest income on foreign currency treasury business, resulting from a decline in foreign currency interest rates and an increase in gains on investments in foreign bonds.

The decrease in operating expenses in the "Other" column primarily reflected a significant decrease in the general provision for credit losses. Credit losses are allocated to the corporate center rather than being reflected in each business segment.

Mitsubishi Trust Bank

Mitsubishi Trust Bank has the following business groups:

..   trust-banking business, which provides retail banking and trust services, corporate financing services and stock transfer agency services;

..   trust assets business, which provides asset management and administration services;

..   real estate business, which provides brokerage, securitization, appraisal, advisory and other real estate services;

..   global markets business, which provides various financial operations including banking, money markets and capital markets operations, securities investments, custody operations and asset management; and

..   other, which consists of:

  . interest and dividends on certain investment securities held for relationship management; and

  . administrative divisions of the headquarters, such as personnel and planning.

Mitsubishi Trust Bank measures the financial performance of its subsidiaries based on ordinary profit or loss shown in their financial statements. Because of the limited significance of its subsidiary operations, Mitsubishi Trust Bank does not allocate the subsidiaries' financial performance to business groups, and manages them on an aggregate basis. The results of these subsidiaries are included in "Other."

Effective April 1, 2001, the former banking business group was renamed the trust-banking business group to reflect the emphasis the group places on the development of the synergies between the banking businesses and the trust businesses. In addition, the real estate business group was newly established effective April 1, 2001, to handle the real estate business which was previously part of the banking business group based on the management's belief that this business would grow as its customer base expands. The segment information for the fiscal year ended March 31, 2001 is restated to reflect these changes made during the fiscal year ended March 31, 2002.

As previously mentioned, Nippon Trust Bank and Tokyo Trust Bank were merged with and into Mitsubishi Trust Bank on October 1, 2001. However, it is not practicable to restate the business segment information for the fiscal year ended March 31, 2001 and for the six months ended September 30, 2001 to reflect the effect of the merger because the differences in the policies and processes of compiling and summarizing segment information among Mitsubishi Trust Bank, Nippon Trust Bank and Tokyo Trust Bank made it impractical to precisely and reasonably allocate the financial performance of Nippon Trust Bank and Tokyo Trust Bank to each of the relevant business groups of Mitsubishi Trust Bank.

The following table shows the business segment information for the fiscal years ended March 31, 2001, 2002 and 2003:

                                   Trust-     Trust      Real     Global
                                   Banking    Assets    Estate    Markets     Other       Total
                                  ---------- --------- --------- ---------- ---------  ----------
                                                           (in billions)
Fiscal year ended March 31, 2001:
   Net revenue................... (Yen)114.6 (Yen)49.9 (Yen)12.0 (Yen)101.1 (Yen)30.0  (Yen)307.6
   Operating expenses............       67.7      26.8       6.3       16.6      27.2       144.6
   Subsidiaries..................         --        --        --         --       3.0         3.0
                                  ---------- --------- --------- ---------- ---------  ----------
   Operating profit.............. (Yen) 46.9 (Yen)23.1 (Yen) 5.7 (Yen) 84.5 (Yen) 5.8  (Yen)166.0
                                  ========== ========= ========= ========== =========  ==========
Fiscal year ended March 31, 2002:
   Net revenue................... (Yen)116.4 (Yen)54.3 (Yen)11.7 (Yen)105.9 (Yen)27.7  (Yen)316.0
   Operating expenses............       69.1      33.2       8.1       17.9      31.5       159.8
   Subsidiaries..................         --        --        --         --      (0.3)       (0.3)
                                  ---------- --------- --------- ---------- ---------  ----------
   Operating profit (loss)....... (Yen) 47.3 (Yen)21.1 (Yen) 3.6 (Yen) 88.0 (Yen)(4.1) (Yen)155.9
                                  ========== ========= ========= ========== =========  ==========
Fiscal year ended March 31, 2003:
   Net revenue................... (Yen)120.1 (Yen)38.0 (Yen)16.7 (Yen)137.2 (Yen)22.6  (Yen)334.6
   Operating expenses............       73.4      28.0       9.7       17.6      27.5       156.2
   Subsidiaries..................         --        --        --         --       4.8         4.8
                                  ---------- --------- --------- ---------- ---------  ----------
   Operating profit (loss)....... (Yen) 46.7 (Yen)10.0 (Yen) 7.0 (Yen)119.6 (Yen)(0.1) (Yen)183.2
                                  ========== ========= ========= ========== =========  ==========

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Total net revenue increased (Yen)18.6 billion, or 5.9%, from (Yen)316.0 billion for the fiscal year ended March 31, 2002 to (Yen)334.6 billion for the fiscal year ended March 31, 2003. This increase primarily reflected a (Yen)5.0 billion increase in the real estate business group and a (Yen)31.3 billion increase in the global markets business group. These increases were partially offset by a decrease of (Yen)16.3 billion in the trust assets business group.

Net revenue of the trust-banking business group increased (Yen)3.7 billion, or 3.2%, from (Yen)116.4 billion for the fiscal year ended March 31, 2002 to
(Yen)120.1 billion for the fiscal year ended March 31, 2003. This increase was due to an increase of (Yen)6.3 billion in net interest income and an increase of (Yen)3.7 billion in other fee income. These increases were partially offset by a decrease of (Yen)6.2 billion in trust fees earned with respect to jointly operated designated money in trusts, principally resulting from a decrease in principal of loan trusts. The increase in net interest income was mainly attributable to an improvement in interest margin. The increase in other fee income was due to an increase in fees and commissions obtained for sales of investment trusts and variable annuities.

Net revenue of the trust assets business group decreased (Yen)16.3 billion, or 30.1%, from (Yen)54.3 billion for the fiscal year ended March 31, 2002 to
(Yen)38.0 billion for the fiscal year ended March 31, 2003. This decrease was mainly due to a decrease in fee income for asset administration services as a result of certain trust assets transferred to Master Trust Bank of Japan Ltd., an equity investee of Mitsubishi Trust Bank.

Net revenue of the real estate business group increased (Yen)5.0 billion, or 43.1%, from (Yen)11.7 billion for the fiscal year ended March 31, 2002 to
(Yen)16.7 billion for the fiscal year ended March 31, 2003. This increase was mainly due to an increase in real estate brokerage commissions.

Net revenue of the global markets business group increased (Yen)31.3 billion, or 29.6%, from (Yen)105.9 billion for the fiscal year ended March 31, 2002 to
(Yen)137.2 billion for the fiscal year ended March 31, 2003. This increase was mainly due to an increase in net interest income resulting from an improvement in interest margin and an increase in debt securities, and an increase in other income resulting from an increase in the profit on sales of Japanese government bonds and other debt securities.

Net revenue of "Other" decreased (Yen)5.1 billion, or 18.6%, from (Yen)27.7 billion for the fiscal year ended March 31, 2002 to (Yen)22.6 billion for the fiscal year ended March 31, 2003. This decrease was mainly due to a decrease in dividend income resulting from a reduction in certain investment securities held for relationship management.

Total operating expenses decreased (Yen)3.6 billion, or 2.2%, from (Yen)159.8 billion for the fiscal year ended March 31, 2002 to (Yen)156.2 billion for the fiscal year ended March 31, 2003. This decrease was primarily due to a decrease of (Yen)5.2 billion in the trust assets business group. The decrease was attributable to a decrease in salaries and system maintenance cost for asset administration services as a result of certain trust assets transferred to the Master Trust Bank of Japan Ltd.

The operating profit of subsidiaries on a combined basis increased (Yen)5.1 billion, from an operating loss of (Yen)0.3 billion for the fiscal year ended March 31, 2002 to an operating profit of (Yen)4.8 billion for the fiscal year ended March 31, 2003. The profit for the fiscal year ended March 31, 2003 was mainly due to a decrease in credit costs, which had increased in the fiscal year ended March 31, 2002.

As a result, total operating profit for the fiscal year ended March 31, 2003 amounted to (Yen)183.2 billion, an increase of (Yen)27.3 billion, or 17.4%, from (Yen)155.9 billion for the fiscal year ended March 31, 2002.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Total net revenue increased (Yen)8.4 billion, or 2.7%, from (Yen)307.6 billion for the fiscal year ended March 31, 2001 to (Yen)316.0 billion for the fiscal year ended March 31, 2002. The improvement in total net revenue was largely due to a (Yen)4.4 billion increase in the trust assets business group net revenue and a (Yen)4.8 billion increase in the global markets business group net revenue.

Net revenue of the trust-banking business group increased (Yen)1.8 billion, or 1.6%, from (Yen)114.6 billion for the fiscal year ended March 31, 2001 to
(Yen)116.4 billion for the fiscal year ended March 31, 2002. This increase was mainly due to an increase of (Yen)7.6 billion in fee income, resulting from increases in fees and commissions obtained for arrangements of off-balancing trade receivables, securitization of real estate, sales of investment trusts and stock transfer agency services. The increase in fee income was partially offset by a decrease of (Yen)3.1 billion in net interest income on loans and a decrease of (Yen)2.6 billion in trust fees earned with respect to jointly operated designated money in trusts.

Net revenue of the trust assets business group increased (Yen)4.4 billion, or 8.9%, from (Yen)49.9 billion for the fiscal year ended March 31, 2001 to
(Yen)54.3 billion for the fiscal year ended March 31, 2002. This increase was mainly due to an increase in fee income such as the securities-trust-related fees including trust fees on specified money trusts (Tokkin) and independently operated designated money in trusts (Shiteitan), and fees for debt security paying agent services.

Net revenue of the real estate business group decreased (Yen)0.3 billion, or 2.7%, from (Yen)12.0 billion for the fiscal year ended March 31, 2001 to
(Yen)11.7 billion for the fiscal year ended March 31, 2002. The decrease was largely due to a decrease in the number of brokerage transactions.

Net revenue of the global markets business group increased (Yen)4.8 billion, or 4.8%, from (Yen)101.1 billion for the fiscal year ended March 31, 2001 to
(Yen)105.9 billion for the fiscal year ended March 31, 2002. Although other income decreased by (Yen)23.9 billion from the fiscal year ended March 31, 2001 mainly due to the reduced profit on sale of bonds, including government bonds, net interest income increased by (Yen)36.8 billion from the previous fiscal year largely due to decreased funding costs resulting from a decline in short-term foreign currency interest rates.

Total operating expenses for the fiscal year ended March 31, 2002 were
(Yen)159.8 billion, an increase of (Yen)15.2 billion, or 10.5%, from previous fiscal year operating expenses of (Yen)144.6 billion. This increase was primarily due to the addition of personnel following the October 2001 merger with Nippon Trust Bank and Tokyo Trust Bank.

For the fiscal year ended March 31, 2002, subsidiaries on a combined basis recorded an operating loss of (Yen)0.3 billion, a decrease of (Yen)3.3 billion from the previous fiscal year profit of (Yen)3.0 billion. The loss was mainly due to an increase in credit costs resulting from increased disposals of problem assets by an overseas subsidiary.

As a result, total operating profit for the fiscal year ended March 31, 2002 amounted to (Yen)155.9 billion, a decrease of (Yen)10.1 billion, or 6.1%, from
(Yen)166.0 billion for the fiscal year ended March 31, 2001.

Nippon Trust Bank and Tokyo Trust Bank

As discussed above, operating results of Nippon Trust Bank and Tokyo Trust Bank for the fiscal year ended March 31, 2001, and for the six months ended September 30, 2001 are not included in the segment information for Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. The following is a summary of net revenue, operating expenses and operating profit for each of these periods:

                                             Nippon    Tokyo
                                             Trust     Trust
                                              Bank     Bank      Total
                                           ---------  -------- ---------
                                                   (in billions)
      Fiscal year ended March 31, 2001:
         Net revenue...................... (Yen)33.9  (Yen)3.1 (Yen)37.0
         Operating expenses...............      19.0       1.2      20.2
                                           ---------  -------- ---------
         Operating profit................. (Yen)14.9  (Yen)1.9 (Yen)16.8
                                           =========  ======== =========
      Six months ended September 30, 2001:
         Net revenue...................... (Yen)11.3  (Yen)0.8 (Yen)12.1
         Operating expenses...............      13.7       0.6      14.3
                                           ---------  -------- ---------
         Operating profit (loss).......... (Yen)(2.4) (Yen)0.2 (Yen)(2.2)
                                           =========  ======== =========

The operating loss of Nippon Trust Bank for the six months ended September 30, 2001 resulted from a decrease in net revenue and an increase in operating expenses, as compared to the corresponding period in the prior fiscal period. The decrease in net revenue primarily reflected a decrease in loan trust balances due to termination of such operations and a decrease in the number of real estate brokerage transactions. The increase in operating expenses was attributable to an increase in net periodic pension cost.

Geographic Segment Analysis

The following table sets forth total revenue, income (loss) before income tax expense (benefit) and net income (loss) on a geographic basis based principally on the domicile of activities for the fiscal years ended March 31, 2001, 2002 and 2003:

                                                                   Years ended March 31,
                                                         ----------------------------------------
                                                             2001          2002          2003
                                                         ------------  ------------  ------------
                                                                       (in billions)
Total revenue (interest income and non-interest income):
   Domestic............................................. (Yen)1,549.5  (Yen)1,225.0  (Yen)1,289.0
                                                         ------------  ------------  ------------
   Foreign:
       United States....................................        758.7         547.4         618.3
       Europe...........................................        357.9         244.4         256.5
       Asia/Oceania Excluding Japan.....................        267.6         239.0         150.6
       Other Areas*.....................................        200.5         128.9         117.6
                                                         ------------  ------------  ------------
          Total foreign.................................      1,584.7       1,159.7       1,143.0
                                                         ------------  ------------  ------------
              Total..................................... (Yen)3,134.2  (Yen)2,384.7  (Yen)2,432.0
                                                         ============  ============  ============
Income (loss) before income tax expense (benefit):
   Domestic............................................. (Yen) (344.8) (Yen) (387.1) (Yen)  (92.3)
                                                         ------------  ------------  ------------
   Foreign:
       United States....................................         88.5         (31.4)        173.9
       Europe...........................................        113.6           8.5          52.0
       Asia/Oceania Excluding Japan.....................         84.1          44.8          61.5
       Other Areas*.....................................         62.2          41.0          51.6
                                                         ------------  ------------  ------------
          Total foreign.................................        348.4          62.9         339.0
                                                         ------------  ------------  ------------
              Total..................................... (Yen)    3.6  (Yen) (324.2) (Yen)  246.7
                                                         ============  ============  ============
Net income (loss):
   Domestic............................................. (Yen) (362.3) (Yen) (236.5) (Yen)  (70.6)
                                                         ------------  ------------  ------------
   Foreign:
       United States....................................         58.1         (57.0)        143.0
       Europe...........................................        112.0           4.1          37.3
       Asia/Oceania Excluding Japan.....................         72.0          35.0          43.3
       Other Areas*.....................................         61.0          37.9          50.3
                                                         ------------  ------------  ------------
          Total foreign.................................        303.1          20.0         273.9
                                                         ------------  ------------  ------------
              Total..................................... (Yen)  (59.2) (Yen) (216.5) (Yen)  203.3
                                                         ============  ============  ============

--------
*  Other Areas primarily include Canada, Latin America and the Caribbean.

In connection with the 2003 reclassifications in non-interest income and non-interest expenses previously mentioned, total revenues, which consist of interest income and non-interest income, for prior periods have been reclassified.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Domestic total revenue increased (Yen)64.0 billion, or 5.2%, from (Yen)1,225.0 billion for the fiscal year ended March 31, 2002 to (Yen)1,289.0 billion for the fiscal year ended March 31, 2003. This increase primarily reflected an increase in net trading account profits. The increase was partially offset by a decrease in interest income.

Foreign total revenue decreased (Yen)16.7 billion, or 1.4%, from (Yen)1,159.7 billion for the fiscal year ended March 31, 2002 to (Yen)1,143.0 billion for the fiscal year ended March 31, 2003. This decrease primarily reflected a decrease in interest income. The decrease was partially offset by increases in net foreign exchange gains and net investment securities gains.

Domestic loss before income tax for the fiscal year ended March 31, 2003 was
(Yen)92.3 billion, compared to a (Yen)387.1 billion loss for the fiscal year ended March 31, 2002. This improvement primarily reflected a decrease in the provision for credit losses and increases in net trading account profits.

Foreign income before income taxes increased (Yen)276.1 billion from (Yen)62.9 billion for the fiscal year ended March 31, 2002 to (Yen)339.0 billion for the fiscal year ended March 31, 2003. This increase primarily reflected increases in net investment securities gains and net foreign exchange gains. This increase was partially offset by an increase in the provision for credit losses.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

Domestic total revenue decreased (Yen)324.5 billion, or 20.9%, from
(Yen)1,549.5 billion for the fiscal year ended March 31, 2001 to (Yen)1,225.0 billion for the fiscal year ended March 31, 2002. This decrease primarily reflected decreases in interest income, net trading account profits and net investment securities gains.

Foreign total revenue decreased (Yen)425.0 billion, or 26.8%, from (Yen)1,584.7 billion for the fiscal year ended March 31, 2001 to (Yen)1,159.7 billion for the fiscal year ended March 31, 2002. This decrease primarily reflected trading account losses in Europe in the latter period and a decrease in interest income in the United States and other areas due to declining interest rates, partially offset by the effect of the depreciation of the yen against the US dollar and other foreign currencies.

Domestic loss before income taxes increased (Yen)42.3 billion, or 12.3%, from
(Yen)344.8 billion for the fiscal year ended March 31, 2001 to (Yen)387.1 billion for the fiscal year ended March 31, 2002. This increase was due primarily to decreases in net interest income, net trading account profits and net investment securities gains.

Foreign income before income taxes decreased (Yen)285.5 billion, or 81.9%, from
(Yen)348.4 billion for the fiscal year ended March 31, 2001 to (Yen)62.9 billion for the fiscal year ended March 31, 2002. This decrease primarily reflected foreign exchange losses in the United States and Europe due to the depreciation of the yen against the US dollar and other foreign currencies, an increase in credit losses in the United States, particularly those relating to the bankruptcy of Enron Corporation, and a net trading loss in Europe.

Effect of Change in Exchange Rate on Foreign Currency Translation

The average exchange rate for the fiscal year ended March 31, 2003 was
(Yen)121.94 per $1.00, compared to the prior fiscal year's average exchange rate of (Yen)125.13 per $1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2002 was (Yen)125.34 per $1.00, compared to the average exchange rate for the fiscal year ended December 31, 2001 of
(Yen)121.54 per $1.00.

In terms of the average exchange rate, the change in the average exchange rate of the yen against the US dollar and other foreign currencies resulted in translation gains on total revenue of approximately (Yen)11 billion, net interest income of approximately (Yen)1 billion and income before income taxes of approximately (Yen)2 billion for the fiscal year ended March 31, 2003.

B.  Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2003 were (Yen)96.53 trillion, representing an increase of (Yen)2.16 trillion, or 2.3%, from (Yen)94.37 trillion at March 31, 2002. This increase was due primarily to an increase of (Yen)2.46 trillion in cash and due from banks, an increase of (Yen)1.08 trillion in investment securities available for sale, an increase of (Yen)0.87 trillion in trading account assets and an increase of (Yen)0.52 trillion in deferred tax assets. This increase was partially offset by a decrease of (Yen)1.38 trillion in net loans and a decrease of (Yen)1.03 trillion in call loans and funds sold.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2002 and 2003 by geographic region based principally on the domicile of the obligors:

                                                  At March 31,
                                              ---------------------
                                                 2002       2003
                                              ---------- ----------
                                                 (in trillions)
             Japan........................... (Yen)69.16 (Yen)69.73
                                              ---------- ----------
             Foreign:
                United States of America.....      12.35      13.21
                Europe.......................       6.67       7.89
                Asia/Oceania Excluding Japan.       3.30       3.15
                Other Areas*.................       2.89       2.55
                                              ---------- ----------
                    Total foreign............      25.21      26.80
                                              ---------- ----------
                       Total................. (Yen)94.37 (Yen)96.53
                                              ========== ==========

--------
*  Other Areas primarily include Canada, Latin America and the Caribbean.

At March 31, 2003, the noon buying rate of the Federal Reserve Bank of New York was (Yen)118.07 per $1.00, as compared with (Yen)132.70 per $1.00 at March 29, 2002. The yen equivalent amount of foreign currency denominated assets and liabilities increases as the yen/US dollar exchange rate becomes higher, evidencing a "weaker" yen, and decreases as the yen/US dollar exchange rate becomes lower, evidencing a "stronger" yen. The appreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2003 decreased the yen value of our total assets by approximately (Yen)2.20 trillion. See "Item 3.A. Key Information--Selected Financial Data--Exchange Rate Information."

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2002 and 2003, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

                                                                       At March 31,
                                                 --------------------------------------------------------
                                                        2002                        2003
                                                 ------------------ -------------------------------------
                                                 Old classification Old classification New classification
                                                 ------------------ ------------------ ------------------
                                                                      (in billions)
Domestic:
   Manufacturing................................   (Yen) 6,394.5      (Yen) 6,119.5      (Yen) 6,034.3
   Construction.................................         1,535.2            1,277.4            1,277.4
   Real estate..................................         4,923.7            4,297.7            4,298.1
   Services.....................................         4,549.7            5,062.0            4,953.8
   Wholesale and retail.........................         5,984.0            5,634.8            5,458.3
   Banks and other financial institutions.......         4,271.2            3,598.0            3,598.0
   Communication and information services.......              --                 --            1,516.0
   Other industries.............................         3,850.0            5,004.7            3,858.2
   Consumer.....................................         7,049.1            7,425.7            7,425.7
                                                   -------------      -------------      -------------
       Total domestic...........................        38,557.4           38,419.8           38,419.8
                                                   -------------      -------------      -------------
Foreign:
   Governments and official institutions........           326.1              235.1              235.1
   Banks and other financial institutions.......           680.4              928.1              928.1
   Commercial and industrial....................         9,708.1            8,413.5            8,413.5
   Other........................................         1,000.1              510.1              510.1
                                                   -------------      -------------      -------------
       Total foreign............................        11,714.7           10,086.8           10,086.8
                                                   -------------      -------------      -------------
          Total.................................        50,272.1           48,506.6           48,506.6
Less unearned income and deferred loan fees--net            42.4               41.0               41.0
                                                   -------------      -------------      -------------
          Total.................................   (Yen)50,229.7      (Yen)48,465.6      (Yen)48,465.6
                                                   =============      =============      =============

During the fiscal year ended March 31, 2003, the Bank of Japan changed its industry segment classifications. This change primarily included the introduction of a new category: "Communication and information services." Due to the introduction of this new category, some businesses previously included in "Manufacturing," "Services" and "Other industries" were reclassified into "Communication and information services." To facilitate the change, we have modified our loan reporting system. For the purpose of comparison, the information as of March 31, 2003 includes loans outstanding, before allowance for credit losses, by type of industry, both based on the prior years' industry segment classification and on the new industry segment classification.

Loans are our primary use of funds. The average loan balance accounted for 57.7% of total interest-earning assets for the fiscal year ended March 31, 2002 and 57.6% for the fiscal year ended March 31, 2003.

At March 31, 2003, our total loans were (Yen)48.47 trillion, representing a decrease of (Yen)1.76 trillion, or 3.5%, from (Yen)50.23 trillion at March 31, 2002. Before the deduction of unearned income and deferred loan fees--net, our loan balance at March 31, 2003 consisted of (Yen)38.42 trillion of domestic loans and (Yen)10.09 trillion of foreign loans while the loan balance at March 31, 2002 consisted of (Yen)38.56 trillion of domestic loans and (Yen)11.71 trillion of foreign loans.

Domestic loans decreased (Yen)0.14 trillion, or 0.4%, from (Yen)38.56 trillion at March 31, 2002 to (Yen)38.42 trillion at March 31, 2003. This decrease reflected disposals of nonperforming loans and depressed loan demand in a variety of industries in the continued weak economy in Japan. Although loans to borrowers in most industries decreased, loans to borrowers in the services industry and consumer loans increased during the fiscal year ended March 31, 2003. The increase in consumer loans primarily reflected a continuing increase in residential mortgage loans.

Foreign loans decreased (Yen)1.62 trillion, or 13.9%, from (Yen)11.71 trillion at March 31, 2002 to (Yen)10.09 trillion at March 31, 2003. This decrease was primarily attributable to the appreciation of the yen against the US dollar and other foreign currencies. In terms of fiscal year-end exchange rates, the yen appreciated approximately 11.0% against the US dollar during the fiscal year ended March 31, 2003. In addition, in terms of local currencies in our overseas subsidiaries and offices, loans generally decreased for the fiscal year ended March 31, 2003, primarily due to the slowdown in the global economy, although UnionBanCal Corporation, our largest overseas subsidiary, increased its loans due primarily to an increase in residential and commercial mortgage loans.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2001, 2002 and 2003:

                                                                      Year ended March 31,
                                                            ----------------------------------------
                                                                2001          2002          2003
                                                            ------------  ------------  ------------
                                                                          (in billions)
Balance at beginning of year............................... (Yen)1,486.2  (Yen)1,717.0  (Yen)1,735.2
                                                            ------------  ------------  ------------
Provision for credit losses................................        797.1         601.7         455.6
                                                            ------------  ------------  ------------
Charge-offs:
   Domestic................................................       (556.5)       (513.2)       (753.8)
   Foreign.................................................        (87.9)       (156.2)       (139.8)
                                                            ------------  ------------  ------------
       Total...............................................       (644.4)       (669.4)       (893.6)
Recoveries.................................................         46.1          66.0          78.8
                                                            ------------  ------------  ------------
Net charge-offs............................................       (598.3)       (603.4)       (814.8)
Other, principally foreign exchange translation adjustments         32.0          19.9         (15.9)
                                                            ------------  ------------  ------------
Balance at end of year..................................... (Yen)1,717.0  (Yen)1,735.2  (Yen)1,360.1
                                                            ============  ============  ============

Pursuant to the program for financial revival mentioned in "--Operating Results--Recent Developments--Government Plan to Revive Financial Sector" and in order to improve our loan quality, we accelerated disposals of nonperforming loans through sales to the RCC and other third parties. The following table provides comparative data in relation to our sales of nonperforming loans to the RCC and other third parties for the fiscal years ended March 31, 2002 and 2003:

                                                                              Additional
                                          Principal    Allowance    Loans,    provision
                                            amount     for credit   net of    for credit
                                         of loans/(1)/ losses/(2)/ allowance    losses
-                                        ------------  ----------  ---------- ----------
                                                         (in billions)
For the fiscal year ended March 31, 2002  (Yen)275.1   (Yen)160.6  (Yen)114.5 (Yen) 5.7
For the fiscal year ended March 31, 2003       653.1        317.4       335.7      47.3

--------
(1) Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2) Represents allowance for credit losses at the latest balance-sheet date.

Additional provisions for credit losses associated with the sales of nonperforming loans increased from (Yen)5.7 billion for the fiscal year ended March 31, 2002 to (Yen)47.3 billion for the fiscal year ended March 31, 2003, due primarily to a significant increase in the volume of loans sold, particularly to the RCC. For the fiscal year ended March 31, 2003, our sales of nonperforming loans included not only loans to companies that were the subject of bankruptcy proceedings or that were virtually bankrupt but also, in comparison with prior years, a higher percentage of loans to companies that were likely to become bankrupt. Many of the loans that we sold were loans to companies that suffered further deterioration during the period, loans secured by collateral that during the period appeared increasingly inadequate, or loans to borrowers that we concluded during the period would have difficulty in successfully restructuring their business or improving their financial conditions.

Additional provisions in connection with the sale of nonperforming loans may arise from a decline in the credit quality of the loans or the value of the underlying collateral between the most recent measurement date for financial reporting purposes (i.e., September 30 or March 31 of each year) and the date of actual sales. In addition, third party purchasers may purchase nonperforming loans at a discount reflecting greater than average risks, including risks of future decline in the value of the loans and collateral during the collection period associated with investments in the nonperforming loans or the underlying real estate collateral. It is difficult to estimate with accuracy the actual prices at which loan assets will be sold, particularly in light of our strategy of seeking to dispose particularly of assets that are perceived to be of declining quality. Accordingly, losses attributable to developments in the intervening periods, including sales negotiated with third party purchasers, for loans sold are recorded as part of additional provisions for credit losses.

In the years ended March 31, 2002 and 2003, we also sold loans that were not recorded as nonperforming in aggregate principal amounts of (Yen)88.2 billion and (Yen)38.9 billion, respectively, and recorded additional provisions for credit losses of (Yen)7.6 billion and (Yen)4.9 billion, respectively, in connection with those sales. Although not categorized as nonperforming as of the most recent balance sheet date, most of these loans had suffered a decline in their credit quality as of the date of their sale and were sold as a precautionary measure to avoid further decline in the value of the loans and to avoid additional losses in the future.

As a result of our active disposals of nonperforming loans, our balance of such loans significantly decreased for the fiscal year ended March 31, 2003. We expect to continue selling nonperforming loans during the fiscal year ending March 31, 2004 to the RCC, other parties and possibly to the newly-created Industrial Revitalization Corporation, in part to improve our asset quality and in part to comply with the Financial Services Agency's directives.

Charge-offs for the fiscal year ended March 31, 2003 were (Yen)893.6 billion, an increase of (Yen)224.2 billion, or 33.5%, from (Yen)669.4 billion for the fiscal year ended March 31, 2002. Charge-offs of domestic nonperforming loans for the fiscal year ended March 31, 2003 increased by (Yen)240.6 billion from the fiscal year ended March 31, 2002. On the other hand, charge-offs of overseas nonperforming loans for the fiscal year ended March 31, 2003 decreased by (Yen)16.4 billion from the fiscal year ended March 31, 2002.

The increase in charge-offs of domestic nonperforming loans resulted from our focus on the disposition of such loans. As part of the Emergency Economic Package announced in April 2001, the Japanese government provided guidance to major banks to remove from their balance sheets within the next two fiscal years nonperforming loans to borrowers who were classified as "likely to become bankrupt" or below that were outstanding at the end of September 2000. The Japanese government also urged major banks to remove within the next three fiscal years loans that were newly classified as such after October 2000. In accordance with these guidelines and our continuing effort to improve the quality of our assets, we have accelerated the removal of outstanding loans to borrowers who are classified as "likely to become bankrupt" or below through means such as write-offs, sales to third parties, including the RCC, and debt forgiveness.

Of the (Yen)240.6 billion increase in charge-offs of domestic nonperforming loans, (Yen)181.6 billion related to increased charge-offs of problem loans to the real estate industry and (Yen)30.7 billion related to increased charge-offs of problem loans to the services industry. The increases in charge-offs in these two industries were largely due to large charge-offs incurred for a small number of borrowers in the fiscal year ended March 31, 2003.

The following table summarizes the allowance for credit losses by component at each fiscal year-end:

                                                                       At March 31,
                                                          --------------------------------------
                                                              2001         2002         2003
                                                          ------------ ------------ ------------
                                                                      (in billions)
Allocated allowance:
   Specific--specifically identified problem loans....... (Yen)1,245.5 (Yen)1,301.6 (Yen)  894.4
   Large groups of smaller balance homogeneous loans.....         26.8         38.3         38.0
   Loans exposed to specific country risk................         15.3         28.3         13.1
   Formula--substandard, special mention and other loans.        371.3        344.4        391.3
Unallocated allowance....................................         58.1         22.6         23.3
                                                          ------------ ------------ ------------
   Total allowance....................................... (Yen)1,717.0 (Yen)1,735.2 (Yen)1,360.1
                                                          ============ ============ ============

Allowance policy. Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset classification, and is used as a basis for establishing the allowance for credit losses. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends. For a discussion of our credit rating system, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Credit Risk Management--Credit Rating System."

Change in total allowance and provision for credit losses. At March 31, 2003, total allowance for credit losses was (Yen)1,360.1 billion, or 2.81% of the total loan portfolio and 49.41% of total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. At March 31, 2002, total allowance for credit losses was (Yen)1,735.2 billion, or 3.45% of the total loan portfolio and 41.66% of total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more.

During the fiscal years ended March 31, 2001, 2002 and 2003, there were no significant additions to the allowance for credit losses resulting from directives, advice or counsel from governmental or regulatory bodies.

Provision for credit losses for the fiscal year ended March 31, 2003 was
(Yen)455.6 billion, a decrease of (Yen)146.1 billion from (Yen)601.7 billion for the fiscal year ended March 31, 2002. This decrease primarily reflected a significant decrease in impaired loans, which resulted mainly from disposals of nonperforming loans.

Provision for credit losses for the fiscal year ended March 31, 2002 was
(Yen)601.7 billion, a decrease of (Yen)195.4 billion from (Yen)797.1 billion for the fiscal year ended March 31, 2001. This decrease primarily reflected the fact that the provision for the fiscal year ended March 31, 2001 increased primarily because of a significant rise in impaired loans, in particular restructured loans.

Allocated allowance for specifically identified problem loans. The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans called for in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of banking subsidiaries, including Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, and 90 days or more with respect to loans of certain foreign banking subsidiaries. Loans are classified as restructured loans when we grant a concession to the borrowers for economic or legal reasons related to the borrowers' financial difficulties. Detailed reviews of impaired loans are performed twice a year, at the end of June and December, shortly after annual or semi-annual financial statements for most Japanese companies first become available. During the three month periods beginning in June and December each year and ending on the balance sheet dates, management reassesses borrowers' ratings in response to events occurring during such intervening periods, including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events. As part of an ongoing review process, our credit officers monitor changes in all customers' creditworthiness during the periods between the detailed reviews. These detailed reviews form an integral part of our overall control process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent at balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2001, 2002 and 2003:

                                                                                     At March 31,
                                                              ----------------------------------------------------------
                                                                   2001           2002                  2003
                                                              -------------- -------------- ----------------------------
                                                                   Old            Old            Old            New
                                                              classification classification classification classification
                                                              -------------- -------------- -------------- --------------
                                                                           (in billions, except percentages)
Nonaccrual loans:
   Domestic:
       Manufacturing......................................... (Yen)   118.9  (Yen)   142.6  (Yen)   112.2  (Yen)   111.1
       Construction..........................................         202.5          213.5          149.9          149.9
       Real estate...........................................         939.3          841.4          266.4          266.4
       Services..............................................         247.7          214.9           85.6           87.5
       Wholesale and retail..................................         230.0          251.0          239.0          224.5
       Banks and other financial institutions................         125.6           58.6           17.8           17.8
       Communication and information services................            --             --             --           14.1
       Other industries......................................          40.0           39.7           54.3           53.9
       Consumer..............................................         163.1          166.3          151.0          151.0
                                                              -------------  -------------  -------------  -------------
          Total domestic.....................................       2,067.1        1,928.0        1,076.2        1,076.2
   Foreign...................................................         223.8          245.6          337.4          337.4
                                                              -------------  -------------  -------------  -------------
          Total nonaccrual loans.............................       2,290.9        2,173.6        1,413.6        1,413.6
                                                              -------------  -------------  -------------  -------------
Restructured loans:
   Domestic:
       Manufacturing.........................................         276.2          303.0          218.4          215.6
       Construction..........................................         148.8          190.0          118.5          118.5
       Real estate...........................................         471.9          422.5          264.9          264.9
       Services..............................................         232.0          248.6          146.2          164.0
       Wholesale and retail..................................         479.8          442.4          315.5          292.8
       Banks and other financial institutions................          93.8           55.4           19.9           19.9
       Communication and information services................            --             --             --           11.1
       Other industries......................................          61.9           83.5           43.0           39.6
       Consumer..............................................          91.2          113.8           86.4           86.4
                                                              -------------  -------------  -------------  -------------
          Total domestic.....................................       1,855.6        1,859.2        1,212.8        1,212.8
   Foreign...................................................          98.9          109.2          106.2          106.2
                                                              -------------  -------------  -------------  -------------
          Total restructured loans...........................       1,954.5        1,968.4        1,319.0        1,319.0
                                                              -------------  -------------  -------------  -------------
Accruing loans contractually past due 90 days or more:
   Domestic..................................................          24.0           20.3           17.5           17.5
   Foreign...................................................           3.4            2.7            2.9            2.9
                                                              -------------  -------------  -------------  -------------
          Total accruing loans contractually past due
            90 days or more..................................          27.4           23.0           20.4           20.4
                                                              -------------  -------------  -------------  -------------
          Total.............................................. (Yen) 4,272.8  (Yen) 4,165.0  (Yen) 2,753.0  (Yen) 2,753.0
                                                              =============  =============  =============  =============
          Total loans........................................ (Yen)49,670.9  (Yen)50,229.7  (Yen)48,465.6  (Yen)48,465.6
                                                              =============  =============  =============  =============
Nonaccrual and restructured loans, and accruing loans
  contractually past due 90 days or more as a percentage
  of total loans.............................................          8.60%          8.29%          5.68%          5.68%
                                                              =============  =============  =============  =============

As previously mentioned, the Bank of Japan changed the industry segment classification during the fiscal year ended March 31, 2003. For the purpose of comparison, the information as of March 31, 2003 includes both loans outstanding by type of industry based on the prior years' industry segment classification and the new industry segment classification.

Total nonaccrual loans were (Yen)1,413.6 billion at March 31, 2003, a decrease of (Yen)760.0 billion, or 35.0%, from (Yen)2,173.6 billion at March 31, 2002. This decrease was attributable primarily to a decrease of (Yen)575.0 billion in domestic nonaccrual loans to borrowers in the real estate industry and a decrease of (Yen)129.3 billion in domestic nonaccrual loans to borrowers in the services industry. These decreases principally reflected sales and charge-offs of such loans during the fiscal year ended March 31, 2003.

Total restructured loans were (Yen)1,319.0 billion at March 31, 2003, a decrease of (Yen)649.4 billion, or 33.0%, from (Yen)1,968.4 billion at March 31, 2002. Restructured loans to almost all industry segments decreased substantially during the fiscal year ended March 31, 2003 and this decrease reflected various factors, including some restructured loans being accounted as nonaccrual loans due to downgrading, collections and renewals of loan agreements without any concessions to customers.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2001, 2002 and 2003, excluding smaller-balance homogeneous loans:

                                                                          At March 31,
                                         ------------------------------------------------------------------------------
                                                    2001                       2002                      2003
                                         -------------------------- -------------------------- ------------------------
                                             Loan       Impairment      Loan       Impairment      Loan      Impairment
                                            balance     allowance      balance     allowance      balance    allowance
                                         ------------  ------------ ------------  ------------ ------------  ----------
                                                                         (in billions)
Requiring an impairment allowance....... (Yen)3,650.9  (Yen)1,243.9 (Yen)3,556.6  (Yen)1,296.3 (Yen)2,408.5  (Yen)894.4
Not requiring an impairment
  allowance.............................        551.4            --        489.1            --        211.2          --
                                         ------------  ------------ ------------  ------------ ------------  ----------
   Total................................ (Yen)4,202.3  (Yen)1,243.9 (Yen)4,045.7  (Yen)1,296.3 (Yen)2,619.7  (Yen)894.4
                                         ============  ============ ============  ============ ============  ==========
Percentage of the allocated allowance to
  total impaired loans..................         29.6%                      32.0%                      34.1%
                                         ============               ============               ============

In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of (Yen)3.2 billion and (Yen)3.8 billion at March 31, 2002 and 2003, respectively.

Impaired loans decreased (Yen)1,426.0 billion, or 35.2%, from (Yen)4,045.7 billion at March 31, 2002 to (Yen)2,619.7 billion at March 31, 2003, reflecting decreases in nonaccrual loans and restructured loans as set forth above.

The percentage of the allocated allowance to total impaired loans at March 31, 2003 was 34.1%, an increase of 2.1 percentage points from 32.0% at March 31, 2002. The percentage of impairment allowance allocated to nonaccrual loans at March 31, 2003 was 44.5%, a decrease of 1.6 percentage points from 46.1% at March 31, 2002. The percentage of impairment allowance allocated to restructured loans at March 31, 2003 was 22.3%, an increase of 6.3 percentage points from 16.0% at March 31, 2002.

Based upon a review of borrowers' financial situation, from time to time each of our banking subsidiaries grants various concessions to troubled borrowers at the borrowers' requests, when it is difficult for the borrowers to make payments in accordance with the original loan payment terms, including reductions in the stated interest rates or the principal amounts of loans, and extensions of the maturity date at stated interest rates lower than the current market rates for loans with similar risks. According to the policies of each of our banking subsidiaries, such modifications are made to mitigate the near-term burden of the loans provided to the borrowers and better match the payment terms with the borrower's expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid on the revised terms. The nature and amount of the concessions depend on the particulars of the financial condition of each borrower. In principle, however, each of our banking subsidiaries does not modify the terms of loans to borrowers that are considered "Likely to Become Bankrupt," "Virtually Bankrupt" or "Bankrupt" because in these cases there is little likelihood that the modification of loan terms would enhance recovery on the loans.

There were no significant changes in the regulatory climate that contributed to the change in restructured loans for the fiscal years ended March 31, 2001, 2002 and 2003.

Allocated allowance for large groups of smaller-balance homogeneous loans. The allocated credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss over a period. In determining the level of allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience. The loss experience is usually determined by reviewing the historical loss rate. The allocated credit loss allowance for large groups of smaller-balance homogeneous loans of (Yen)38.0 billion at March 31, 2003 was substantially unchanged from (Yen)38.3 billion at March 31, 2002.

Allocated allowance for country risk exposure. The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. We use a country risk grading system that assigns risk ratings to individual countries. To determine the risk rating, we consider the instability of foreign currency and difficulties regarding debt servicing. Major countries with substantial loans outstanding that were in the high-risk rating and subject to this allowance were Argentina, Indonesia and Columbia at March 31, 2003. The allowance is determined based on the assessment of individual country risks, taking into consideration various factors such as the political and macroeconomic situation, debt repayment capability and the secondary market price, if available, of debt obligations of the concerned countries. It is generally based on a function of default probability and expected recovery ratios, taking external credit ratings into account. The allocated allowance for country risk exposure decreased (Yen)15.2 billion from
(Yen)28.3 billion at March 31, 2002 to (Yen)13.1 billion at March 31, 2003. This decrease primarily resulted from a decrease in credit exposure to the countries, including Argentina and Indonesia, which were subject to this allowance.

The following is a summary of cross-border outstandings to counterparties in major Asian countries at March 31, 2002 and 2003:

                                               At March 31,
                                           ---------------------
                                              2002       2003
                                           ---------- ----------
                                               (in billions)
                South Korea............... (Yen)218.9 (Yen)289.2
                Singapore.................      255.7      278.0
                Hong Kong.................      409.3      224.7
                Thailand..................      223.7      167.4
                People's Republic of China      222.9      145.0
                Malaysia..................      156.1      116.2
                Philippines...............       80.0       61.3
                Indonesia.................       78.2       33.9

The economies of Asian countries, particularly the People's Republic of China, have generally trended upward with relatively high economic growth rates in recent years.

The extent of credit risk exposure from operations in East Asian countries will vary from country to country, and borrower to borrower. When we make a loan to a foreign affiliate of a Japanese corporation, we often obtain a letter or some other form of commitment of support from the related Japanese corporation in the event the foreign affiliate becomes insolvent. These types of commitments may not be legally binding agreements. We do not consider non-legally binding commitments as equivalent to guarantees and do not take them into account in the determination of the allowance for credit losses. The amount of loans guaranteed by legally binding agreements, which have been taken into consideration in the determination of the allowance for credit losses pertaining to the countries presented above, was (Yen)275.9 billion at March 31, 2002 and (Yen)352.1 billion at March 31, 2003.

The following is a summary of cross-border outstandings to counterparties in major Latin American countries at March 31, 2002 and 2003:

                                      At March 31,
                                  ---------------------
                                     2002       2003
                                  ---------- ----------
                                      (in billions)
                        Brazil... (Yen)145.4 (Yen)120.0
                        Mexico...      110.0       76.3
                        Argentina       74.4       34.1

The economies in Latin American countries generally continued to decline during the fiscal year ended March 31, 2003. The significant economic turmoil and deterioration in Argentina, including abandoning peso convertibility to the US dollar, continued for the fiscal year ended March 31, 2003. As a result of these events, the Argentina government defaulted on its obligations at the end of calendar 2001 and during the fiscal year ended March 31, 2003 and local companies faced serious difficulties in servicing their debt. Although the Argentine government and other parties are working on a debt-restructuring program, the recent failure of Argentina to meet all payment obligations on a World Bank-guaranteed bond had repercussions in the international debt securities market. In response to the economic environment in Argentina, we reduced our credit exposure from cross-border outstandings of (Yen)74.4 billion at March 31, 2002 to (Yen)34.1 billion at March 31, 2003. We provided an allocated credit loss allowance for that country exposure of (Yen)18.1 billion at March 31, 2002 and (Yen)7.2 billion at March 31, 2003.

Formula allowance for substandard, special mention and unclassified loans. The formula allowance is calculated by applying loss factors to outstanding substandard, special mention and unclassified loans. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable credit losses are not identified with specific credits. In determining the formula allowance, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

Bank of Tokyo-Mitsubishi has accumulated sufficient data to estimate credit losses using a methodology defined by the credit rating system. Estimated losses inherent in the loan portfolio at the balance sheet date are calculated by multiplying the default ratio by the irrecoverable ratio (determined as a complement of the recovery ratio). The default ratio represents the survivability of individual borrowers by each credit risk rating over the preceding five-year period and is determined by credit risk rating, taking into account the historical number of defaults of borrowers within each credit risk rating divided by the total number of borrowers within that credit risk rating existing at the beginning of the observation period. The recovery ratio is determined by the historical experience of collections against loans in default.

Mitsubishi Trust Bank also computes the formula allowance based on a similar methodology on the basis of historical loss experience except for a few technical differences in methodology including shorter observation periods to develop the ratio for formula allowance of each credit rating calculation and the extent of grouping of loans in computing the allowance, reflecting the smaller size of the loan portfolio.

UnionBanCal Corporation, our largest overseas subsidiary, calculates the formula allowance by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, leases and commitments. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. Loss factors are developed in the following ways:

..   pass graded loss factors for commercial, financial and industrial loans, as well as all problem graded loan loss factors, are derived from a migration model that tracks historical losses over a period, which we believe captures the inherent losses in our loan portfolio;

..   pass graded loss factors for commercial real estate loans and construction loans are based on the average annual net charge-off rate over a period reflective of a full economic cycle; and

..   pooled loan loss factors (not individually graded loans) are based on expected net charge-offs for one year. Pooled loans are loans that are homogeneous in nature, such as consumer installment, home equity, residential mortgage loans and automobile leases.

Though there are a few technical differences in methodology of allowance for credit losses as mentioned above, we examine overall sufficiency of formula allowance periodically by back-test comparison with the actual results subsequent to the balance sheet date.

The formula allowance increased (Yen)46.9 billion from (Yen)344.4 billion as of March 31, 2002 to (Yen)391.3 billion as of March 31, 2003. This increase was due primarily to an increase in allowance for credit losses on loans to borrowers classified as "Close Watch" for which higher percentages are applied.

Unallocated allowance. The unallocated allowance contains amounts that are based on management's evaluation of conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments. The conditions include the following, as our management understood them to exist at the balance sheet date:

..  general economic and business conditions affecting our key lending areas;

.. credit quality trends, including trends in nonperforming loans expected to result from existing conditions;

..  collateral values;

..  loan volumes and concentrations;

..  seasoning of the loan portfolio;

..  specific industry conditions within portfolio segments;

..  recent loss experience in particular segments of the portfolio;

..  duration of the current business cycle;

..  bank regulatory examination results; and

..  findings of our internal credit examiners.

To the extent that any of these conditions is evidenced by a specifically identifiable problem credit as of the evaluation date, management's estimate of the effect of the condition may be reflected as a specific allowance, applicable to the specific credit. Where any of these conditions is not evidenced by a specifically identifiable problem credit as of the evaluation date, management's evaluation of the probable loss related to the condition is first reflected in the formula allowance and then considered in the unallocated allowance. The allowance for credit losses is based upon estimates of probable losses inherent in the loan portfolio. Although we use methodologies that are intended to reduce the differences between estimated and actual losses, the actual losses can vary from the estimated amounts.

The unallocated allowance increased (Yen)0.7 billion from (Yen)22.6 billion at March 31, 2002 to (Yen)23.3 billion at March 31, 2003. This increase primarily reflected the continued weak and uncertain economies in Japan and overseas, including the United States where we have heightened concerns for borrowers in the power and airline sectors.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was
(Yen)83.3 billion at March 31, 2003, a decrease of (Yen)19.3 billion, or 18.9%, from (Yen)102.6 billion at March 31, 2002. This decrease primarily reflected the fact that the allowance at March 31, 2002 included an allocated allowance of (Yen)19.6 billion against loan commitments extended to WorldCom, Inc. We fulfilled the commitments extended to WorldCom and recorded charge-offs for the fiscal year ended March 31, 2003.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese national government and Japanese government agency bonds, which are classified as available-for-sale securities. We hold equity securities of some of our customers for strategic purposes, in particular to maintain long-term relationships with these customers. However, we are required to reduce our shareholdings in accordance with the legislation forbidding banks from holding stock, the aggregate value of which is in excess of our Tier I Capital after September 30, 2004, a date which was later extended to after September 30, 2006.

Investment securities increased (Yen)1.02 trillion, or 4.3%, from (Yen)23.68 trillion at March 31, 2002 to (Yen)24.70 trillion at March 31, 2003.

Available-for-sale securities increased (Yen)1.08 trillion from (Yen)23.28 trillion at March 31, 2002 to (Yen)24.36 trillion at March 31, 2003. This increase was due primarily to an increase in Japanese government bonds and foreign bonds, including U.S. Treasury bonds, partially offset by a decrease in marketable equity securities. The increase in these bonds reflected the fact that there were few viable investment options other than such investments due to the extremely low rates of return in Japan.

Net unrealized gains on available for sale securities included in the investment portfolio at March 31, 2002 and 2003 were (Yen)1.93 trillion and
(Yen)1.08 trillion, respectively. These net unrealized gains related principally to marketable equity securities and the decrease in net unrealized gains reflected a significant decline in market prices at March 31, 2003 compared to March 31, 2002, and realized gains through sales for the fiscal year ended March 31, 2003.

Since March 31, 2003, the Japanese equities indices have risen, and accordingly unrealized gains of our equity securities portfolio has improved. On the other hand, since March 31, 2003, our bond portfolio value has experienced substantial declines as market interest rates rose significantly in most recent months. However, since stock and bond prices are inherently volatile, we are not able to estimate the expected impacts of fluctuations in these market prices on our future financial condition or results of operations.

During the fiscal year ending March 31, 2004, we plan to sell marketable equity securities with an aggregate cost of approximately (Yen)750 billion under Japanese GAAP. We intend to select investments to be sold based on market conditions and on the outcome of negotiations with issuers of such securities and, accordingly, our plan to sell such investments is subject to future circumstances and reconsideration.

Cash and Due from Banks

Cash and due from banks at March 31, 2003 was (Yen)4.29 trillion, an increase of (Yen)2.46 trillion from (Yen)1.83 trillion at March 31, 2002. Net cash provided by operating activities was (Yen)0.78 trillion and net cash provided by financing activities was (Yen)2.12 trillion, while net cash used in investing activities was (Yen)0.40 trillion. Net cash provided by financing activities primarily resulted from a net increase in deposits of (Yen)4.75 trillion, which was partially offset by a net decrease in debentures of
(Yen)1.63 trillion.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon the volatility of financial markets. Interest-earning deposits in other banks at March 31, 2003 were (Yen)4.01 trillion, a decrease of (Yen)0.32 trillion, or 7.4%, from (Yen)4.33 trillion at March 31, 2002. This decrease primarily reflected the declining interest rate environment in interbank markets.

Total Liabilities

At March 31, 2003, total liabilities were (Yen)93.98 trillion, an increase of
(Yen)2.24 trillion, or 2.4%, from (Yen)91.74 trillion at March 31, 2002. This increase primarily reflected increases of (Yen)3.64 trillion in total deposits and (Yen)1.11 trillion in trading account liabilities. This increase was partially offset by a decrease of (Yen)1.63 trillion in debentures, and a decrease in the yen values for liabilities denominated in the US dollar resulting from the appreciation of the yen as mentioned below.

The appreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2003 decreased the yen values for liabilities denominated in foreign currencies by approximately (Yen)1.96 trillion.

Deposits

Deposits are our primary source of funds. Total average deposits increased
(Yen)4.82 trillion from (Yen)60.07 trillion for the fiscal year ended March 31, 2002 to (Yen)64.89 trillion for the fiscal year ended March 31, 2003. This increase reflects a (Yen)5.64 trillion increase in average domestic interest-bearing deposits and a (Yen)0.81 trillion increase in average domestic non-interest-bearing deposits, partially offset by a (Yen)2.02 trillion decrease in average foreign interest-bearing deposits.

Domestic deposits increased (Yen)4.32 trillion from (Yen)51.92 trillion at March 31, 2002 to (Yen)56.24 trillion at March 31, 2003, while foreign deposits decreased (Yen)0.68 trillion from (Yen)11.74 trillion at March 31, 2002 to
(Yen)11.06 trillion at March 31, 2003.

Although the Deposit Insurance Corporation guarantees in full all current deposits, ordinary deposits and other specified deposits until March 31, 2005, under the Deposit Insurance Law amended in December 2002, the movements toward the removal of blanket deposit insurance with the (Yen)10 million maximum have led some depositors to transfer their deposits to more financially stable banks. The increases in our average domestic deposits for the fiscal year ended March 31, 2003 and in our domestic deposits at March 31, 2003 partly reflected such movements.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and for managing funding costs of various financial instruments at an appropriate level as a whole, based on our forecast of future interest rate levels. Short-term borrowings include call money and funds purchased, payables under repurchase agreements, payables under lending transactions, due to trust accounts and other short-term borrowings.

Total average balance of short-term borrowings decreased (Yen)1.02 trillion from (Yen)14.01 trillion for the fiscal year ended March 31, 2002 to (Yen)12.99 trillion for the fiscal year ended March 31, 2003. This decrease was due primarily to a decrease of (Yen)1.25 trillion in due to trust account.

Short-term borrowings decreased (Yen)1.26 billion from (Yen)14.84 trillion at March 31, 2002 to (Yen)13.58 trillion at March 31, 2003. This decrease was due primarily to a decrease of (Yen)0.88 trillion in due to trust account and a decrease of 0.71 trillion in payables under securities lending transactions, which was partially offset by an increase of (Yen)0.64 trillion in payables under repurchase agreements.

The decrease in average due to trust account for the fiscal year ended March 31, 2003 and the decrease in due to trust account at March 31, 2003 primarily reflected a decrease in principal of loan trusts that were placed with Mitsubishi Trust Bank.

Long-term Debt

Long-term debt decreased (Yen)0.02 trillion from (Yen)5.18 trillion at March 31, 2002 to (Yen)5.16 trillion at March 31, 2003. During the fiscal year ended March 31, 2003, we raised an aggregate of (Yen)1.07 trillion and repaid
(Yen)1.08 trillion of long-term debt (net decrease of (Yen)0.01 trillion). The rest of the decrease was primarily attributable to foreign exchange rate differences. We raised an aggregate of (Yen)0.33 trillion through the issuance of subordinated debt and an aggregate of (Yen)0.74 trillion through the issuance of unsubordinated debt.

Severance Indemnities and Pension Liabilities

We have defined benefit pension plans in Japan and overseas, which cover substantially all of our employees. In Japan, we have Employees' Pension Fund plans, which are defined benefit pension plans established under the Japanese Welfare Pension Insurance Law. These plans are composed of (a) a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the Japanese Welfare Pension Insurance Law (similar to social security benefits in the U.S.) and (b) a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of each employer. An employer with an Employees' Pension Fund plan and its employees are exempted from contributions to Japanese Pension Insurance that would otherwise be required if they had not elected to fund the substitutional portion of the benefit through an Employees' Pension Fund plan arrangement. The Employees' Pension Fund plan, in turn, pays both the corporate and substitutional pension benefits to retired beneficiaries out of its plan assets. Benefits of the substitutional portion are based on a standard remuneration schedule as determined by the Japanese Welfare Pension Insurance Law, but the benefits of the corporate portion are based on a formula determined by each employer's Employees' Pension Fund plan. In June 2001, the Japanese Welfare Pension Insurance Law was amended to permit each employer's Employees' Pension Fund plan to separate the substitutional portion from its Employees' Pension Fund plan and transfer the obligation and related assets to the government. The separation process occurs in several phases.

As mentioned in "--Operating Results--Recent Developments--Planned Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," on August 1, 2003, the government approved Bank of Tokyo-Mitsubishi's application to transfer the obligation to pay benefits for future employee service related to the substitutional portion. Upon that approval, Bank of Tokyo-Mitsubishi began making pension insurance payments to the government and the government assumes the benefit obligations arising from future employee services. However, in order to complete the entire separation process, Bank of Tokyo-Mitsubishi must make another application for transfer to the government of the remaining substitutional portion (that is, the benefit obligation related to past services), but the timeline has not been finalized. Upon completion of the separation, the remaining substitutional obligation and related plan assets, determined pursuant to a government formula, will be transferred to a government agency, and Bank of Tokyo-Mitsubishi will be released from paying the remaining substitutional portion of the benefits to its employees. After the separation, both Bank of Tokyo-Mitsubishi and its employees will be required to make periodic contributions to the Japanese Pension Insurance, and the Japanese government will be responsible for all benefit payments earned under the Japanese Welfare Pension Insurance Law.

The impact on our financial statements of the transfer, which will be accounted for in accordance with EITF 03-2, discussed in "--Operating Results--Recently Issued Accounting Pronouncements," is not known and cannot be reasonably estimated until the completion of the transfer.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. These deposit products provide us with a sizable source of stable and low-cost funds. While approximately 60% of certificates of deposits and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact of the rollovers on our net interest margin. Our average deposits, combined with average shareholders' equity, funded 70.5% of our average total assets of (Yen)95.5 trillion during the fiscal year ended March 31, 2003. Most of the remaining funding was provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with mainly three to five years' maturity. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

In connection with our plan to sell down our strategic equity investments, we have reduced our holdings of strategic equity investments, primarily through sales in the market. We have also implemented alternative strategies that facilitate the sale of our equity holdings, such as the transfers of some of our equity holdings to an existing exchange traded fund, sales to the Banks' Shareholdings Purchase Corporation and the Bank of Japan. Our access to liquidity from sales of strategic equity investments and other equity securities is dependent on market conditions at the time of each intended sale. We do not, however, anticipate that we will be dependent on sales of equity securities for liquidity.

Shareholders' Equity

The following table presents a summary of our shareholders' equity at March 31, 2002 and March 31, 2003:

                                                                 At March 31,
                                                          --------------------------------
                                                              2002             2003
                                                           ------------     ------------
                                                          (in billions, except percentages)
Preferred stock.......................................... (Yen)  222.1     (Yen)  222.1
Common stock.............................................        873.2            984.7
Capital surplus..........................................        850.8          1,058.6
Retained earnings........................................        248.1            405.5
Accumulated other changes in equity from nonowner sources        523.3           (114.8)
Less treasury stock, at cost.............................        (91.0)            (3.2)
                                                           ------------     ------------
   Total shareholders' equity............................ (Yen)2,626.5     (Yen)2,552.9
                                                           ============     ============
Ratio of total shareholders' equity to total assets......         2.78%            2.64%

Total shareholders' equity decreased (Yen)73.6 billion, or 2.8%, from
(Yen)2,626.5 billion at March 31, 2002 to (Yen)2,552.9 billion at March 31, 2003, and the ratio of total shareholders' equity to total assets also showed a decrease of 0.14 percentage points from 2.78% at March 31, 2002 to 2.64% at March 31, 2003. The decrease in total shareholders' equity for the fiscal year ended March 31, 2003, and the resulting decrease in the ratio to total assets, were principally attributable to a decrease of (Yen)507.4 billion in net unrealized gains on investment securities available for sale, net of taxes, recorded as part of accumulated other changes in equity from nonowner sources. The decrease was partially offset by an increase of (Yen)157.4 billion in retained earnings, resulting from net income for the fiscal year ended March 31, 2003 and an increase in common stock and capital surplus of (Yen)111.5 billion and of (Yen)207.8 billion, resulting primarily from the global offering of our common stock.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholders' equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities at March 31, 2002 and 2003:

                                                          At March 31,
                                                    --------------------------------
                                                        2002             2003
                                                      ------------      ----------
                                                    (in billions, except percentages)
   Accumulated net unrealized gains................ (Yen)1,610.5      (Yen)725.8
   Accumulated net unrealized gains to total assets         1.71%           0.75%

The decrease in accumulated net unrealized gains on marketable equity securities at March 31, 2003 was mainly due to declines in Japanese stock markets during the fiscal year then ended.

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our marketable securities and deferred tax assets, but also by fluctuations in the value of the yen against the US dollar and other foreign currencies and by general price levels of Japanese equity securities. Moreover, additional credit costs under Japanese GAAP negatively affect our capital ratios. Declines of stock prices and real estate values in recent years, and high levels of credit costs have negatively affected our capital ratios.

Capital Requirements for Banking Institutions in Japan

A Japanese banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. A bank holding company is also subject to the minimum capital adequacy requirements on a consolidated basis. Under the Financial Services Agency's guidelines, capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Our Tier I capital generally consists of shareholders' equity items, including common stock, Class 1 and Class 2 non-cumulative preferred stocks, capital surplus, minority interests and retained earnings (which includes deferred tax assets), but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Our Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to certain limitations, up to 50% of Tier I capital. Our Tier III capital consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital ratio must be maintained in the form of Tier I capital.

Under the Japanese regulatory capital requirements, our consolidated capital components, including Tier I, Tier II and Tier III and risk-weighted assets are calculated from our consolidated financial statements prepared under Japanese GAAP. Also, each of the consolidated and stand-alone capital components of our banking subsidiaries in Japan is calculated from consolidated and non-consolidated financial statements prepared under Japanese GAAP, respectively.

For a detailed discussion of the capital adequacy guidelines adopted by the Financial Service Agency and proposed amendments, see "Item 4.B. Information on the Company--Business Overview--Supervision and Regulation--Japan--Capital adequacy."

Capital Requirements for Banking Institutions in the United States of America

In the United States, UnionBancal Corporation and its banking subsidiary, Union Bank of California, N.A., our largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, they must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under U.S. regulatory accounting practices. Their capital amounts and prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

For a detailed discussion of the capital adequacy guidelines applicable to our U.S. bank subsidiaries, see "Item 4.B. Information on the Company--Business Overview--Supervision and Regulation--United States--Bank Capital Requirements and Capital Distributions."

Capital Requirements for Securities Firms in Japan and Overseas

We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Securities and Exchange Law of Japan and related ordinance require securities firms to maintain a minimum capital ratio of 120% calculated by as a percentage of capital accounts less certain illiquid assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which detail the definition of essential components of the capital ratios, including capital, illiquid assets deductions, risks and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a suspension of all or part of the business for a period of time and cancellation of a license. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate. At March 31, 2003, Mitsubishi Securities's capital accounts, less certain illiquid assets, of (Yen)243.1 billion were 444.2% of its total amounts equivalent to market, counterparty credit and operations risks.

Mitsubishi Tokyo Financial Group Ratios

The table below presents our consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2002 and 2003 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

                                        At March 31,
                                --------------------------------
                                                                  Minimum capital
                                     2002             2003        ratios required
                                 -------------    -------------   ---------------
                                (in billions, except percentages)
   Capital components:
      Tier I capital........... (Yen) 3,181.1    (Yen) 3,128.6
      Tier II capital..........       3,145.3          2,847.6
      Tier III capital.........            --             30.0
      Total risk-based capital.       6,220.5          5,968.4
   Risk-weighted assets........      60,335.8         55,049.6
   Capital ratios:
      Tier I capital...........          5.27%            5.68%        4.00%
      Total risk-based capital.         10.30            10.84         8.00

Our total risk-based capital ratio increased 0.54 percentage points from 10.30% at March 31, 2002 to 10.84% at March 31, 2003. This increase was due primarily to a reduction in risk-weighted assets, which primarily resulted from, among other things, sales and collections of nonperforming loans, sales of marketable equity securities and the appreciation of the yen against the US dollar and other currencies during the fiscal year ended March 31, 2003.

Capital Ratios of Our Subsidiary Banks in Japan

The table below presents the risk-based capital ratios of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank at March 31, 2002 and 2003 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

                                            At March 31,
                                            ------------  Minimum capital
                                             2002   2003  ratios required
                                            -----  -----  ---------------
       Consolidated capital ratios:
          Bank of Tokyo-Mitsubishi
              Tier I capital...............  5.25%  5.34%       4.00%
              Total risk-based capital..... 10.29  10.43        8.00
          Mitsubishi Trust Bank
              Tier I capital...............  6.23   6.66        4.00
              Total risk-based capital..... 10.83  12.00        8.00
       Stand-alone capital ratios:
          Bank of Tokyo-Mitsubishi
              Tier I capital...............  5.19   5.12        4.00
              Total risk-based capital..... 10.37  10.24        8.00
          Mitsubishi Trust Bank
              Tier I capital...............  6.25   6.16        4.00
              Total risk-based capital..... 10.90  11.23        8.00

At March 31, 2003, management believes that our subsidiary banks are in compliance with capital adequacy requirements.

Capital Ratios of Subsidiary Banks in the United States

The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California, both subsidiaries of Bank of Tokyo-Mitsubishi, at December 31, 2001 and 2002:

                                         At December 31,
                                         --------------          Minimum           Ratios OCC requires
                                          2001    2002   capital ratios required to be "well-capitalized"
                                         -----   -----   ----------------------- ------------------------
UnionBanCal Corporation:
   Tier I capital (to risk-weighted
     assets)............................ 11.47%  11.18%           4.00%                      --
   Tier I capital (to quarterly average
     assets)*........................... 10.53    9.75            4.00                       --
   Total capital (to risk-weighted
     assets)............................ 13.35   12.93            8.00                       --
Union Bank of California:
   Tier I capital (to risk-weighted
     assets)............................ 10.63%  10.37%           4.00%                    6.00%
   Tier I capital (to quarterly average
     assets)*...........................  9.69    9.01            4.00                     5.00
   Total capital (to risk-weighted
     assets)............................ 12.19   11.87            8.00                    10.00

--------
*  Excludes certain intangible assets.

Management believes that, as of December 31, 2002, UnionBanCal Corporation and Union Bank of California met all capital adequacy requirements to which they are subject.

As of December 31, 2002, Union Bank of California was categorized as "well-capitalized" under the regulatory framework for prompt corrective action in accordance with the notification from the OCC. To be categorized as "well capitalized," Union Bank of California must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank of California's category.

Transfer of Marketable Equity Securities Other than Sales in the Market

In addition to the sales in the stock markets, we transferred our marketable equity securities to the Special Account of the Banks' Shareholdings Purchase Corporation, to the exchange traded funds for the fiscal years ended March 31, 2002 and 2003 and also to the Bank of Japan for the fiscal year ended March 31, 2003.

Transfers to the Banks' Shareholdings Purchase Corporation

We transferred marketable equity securities to the Special Account of the Banks' Shareholdings Purchase Corporation with aggregate market values of
(Yen)20.6 billion and (Yen)2.3 billion for the fiscal years ended March 31, 2002 and 2003, respectively. We transferred no marketable equity securities to the General Account for the fiscal years ended March 31, 2002 and 2003. In connection with the transfers to the Special Account, we recognized a (Yen)5.9 billion gain for the fiscal year ended March 31, 2002 and a (Yen)0.01 billion loss for the fiscal year ended March 31, 2003. The carrying value of preferred contributions with the General Account was (Yen)2.0 billion at March 31, 2002 and the carrying value of subordinated contributions with the Special Account was (Yen)1.7 billion at March 31, 2002. For the fiscal year ended March 31, 2003, we made (Yen)0.1 billion of subordinated contributions in the Special Account, and evaluated our preferred and subordinated contributions for impairment and recognized an impairment loss of (Yen)3.8 billion. Consequently, the carrying values of our preferred and subordinated contributions were both zero at March 31, 2003. The principal amount of loans receivable from the Special Account amounted to (Yen)35.6 billion and (Yen)79.7 billion at March 31, 2002 and 2003, respectively.

Transfers to Exchange Traded Fund

In addition to the transfers to the Banks' Shareholdings Purchase Corporation, we transferred marketable equity securities that are listed on the First Section of the Tokyo Stock Exchange to exchange traded funds for the fiscal years ended March 31, 2002 and 2003. We concurrently entered into sales agreements for marketable equity securities and purchase agreements for the fund units of the exchange traded funds with a securities company. The exchange traded funds established by the securities company's affiliate holds the equity securities that we transferred. We transferred marketable equity securities to the securities company with an aggregate cost of (Yen)326 billion for (Yen)392 billion for the fiscal year ended March 31, 2002 and with an aggregate cost of
(Yen)164 billion for (Yen)241 billion for the fiscal year ended March 31, 2003. We concurrently purchased from the securities company the fund units at the market prices of (Yen)528 billion for the fiscal year ended March 31, 2002 and
(Yen)362 billion for the fiscal year ended March 31, 2003. Since the stocks that we sold accounted for a majority in the stocks of the exchange traded fund at the time of sale and purchase, we accounted for our remaining holdings of exchange traded fund units with market values of (Yen)91 billion at March 31, 2002 and (Yen)149 billion at March 31, 2003 as retained interests.

Transfers to the Bank of Japan

In response to the government plan to revive Japan's financial sector, the Bank of Japan began purchasing marketable equity securities from banks, including us, starting in November 2002. Each bank is permitted to sell to the Bank of Japan its marketable equity securities up to the lower of (Yen)0.75 trillion or the amount of aggregate market values less unrealized gains in excess of its Tier I capital at the most recent balance sheet date. The maximum amount of stocks purchased from banks by the Bank of Japan is (Yen)3 trillion. The Bank of Japan will purchase marketable equity securities from banks until the end of September 2004. Transfers of stocks to the Bank of Japan are sales transactions without transferors' continuing involvements. We sold marketable equity securities with an aggregate market value of (Yen)181.6 billion to the Bank of Japan during the fiscal year ended March 31, 2003.

Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2003:

                                                              Amount of commitment expiration by period
                                                       --------------------------------------------------------
                                                          Less
                                                         than 1       1-3        4-5       Over 5
                                                          year       years      years      years       Total
                                                       ----------- ---------- ---------- ---------- -----------
                                                                            (in billions)
Guarantees:
   Standby letters of credit and financial guarantees. (Yen) 1,655 (Yen)  532 (Yen)  399 (Yen)1,435 (Yen) 4,021
   Performance guarantees.............................         742        236         62         52       1,092
   Liquidity facilities...............................       1,361         --         --         --       1,361
   Derivative instruments.............................      23,839      2,587      1,954        674      29,054
   Guarantees for the repayment of trust principal....         531      1,307        379        194       2,411
   Liabilities of trust accounts......................       2,819          9          9        241       3,078
   Others.............................................           2         --         --         --           2
                                                       ----------- ---------- ---------- ---------- -----------
       Total Guarantees...............................      30,949      4,671      2,803      2,596      41,019
                                                       ----------- ---------- ---------- ---------- -----------
Other off-balance-sheet instruments:
   Commitments to extend credit.......................      21,252      2,345      1,709        285      25,591
   Commercial letters of credit.......................         378          6          2          1         387
   Others.............................................         716          5          1         38         760
                                                       ----------- ---------- ---------- ---------- -----------
       Total Other off-balance-sheet instruments......      22,346      2,356      1,712        324      26,738
                                                       ----------- ---------- ---------- ---------- -----------
       Total.......................................... (Yen)53,295 (Yen)7,027 (Yen)4,515 (Yen)2,920 (Yen)67,757
                                                       =========== ========== ========== ========== ===========

See Note 24 to our consolidated financial statements for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2003, approximately 79% of these commitments will expire within one year, 17% from one year to five years and 4% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in "Item 11. Quantitative and Qualitative Disclosures about Market Risk." In addition, in accordance with SFAS No. 5, "Accounting for Contingencies," we evaluate off-balance-sheet arrangement in the manner described in Note 1 to our consolidated financial statements.

In the aggregate, the income generated from fees and commissions is one of our most important sources of revenue. Such income amounted to (Yen)528.1 billion during the fiscal year ended March 31, 2003, accounting for approximately 62% of our non-interest income for the year. However, the fees generated specifically from off-balance-sheet arrangements are not a dominant source of our fees and commissions.

Some of our off-balance-sheet arrangements are related to the activities of special purpose entities. Such arrangements include the following types of special purpose entities.

Commercial Paper Conduits

As a part of our banking activities, we provide our customers with asset-backed financing and facilitate their access to the asset-backed securities market, including the commercial paper market. Typically, we encourage our customers to transfer their financial assets, primarily receivables, to special purpose entities which purchase the assets with funds obtained by issuing commercial paper or, in some cases, borrowing from us. Because the cash flows for the commercial paper is derived from the transferred assets, which are the only assets of the special purpose entities, the commercial paper is called asset-backed CP. Asset-backed CP typically mature within one to six months, which approximates the terms of the underlying trade receivables.

We provide liquidity facilities to special purpose entities in amounts equal to the outstanding balances of the asset-backed CP to ensure the redemption of the asset-backed CP. The liquidity facilities are to be used in the event of any disruption in the commercial paper market and/or to manage mismatches in cash flows between the redemption of the asset-backed CP and the collection of the trade receivables. We also act as a dealer for asset-backed CP programs and distribute asset-backed CP primarily to institutional investors. We occasionally hold asset-backed CP in our trading account portfolio before marketing them to third party investors. The average holding period of an asset-backed CP before distribution to third party investors is approximately 12 days.

The total assets of the special purpose entities to which we provide liquidity facilities were (Yen)2,684.0 billion at March 31, 2002 and (Yen)3,182.3 billion at March 31, 2003, and total liabilities of such entities were (Yen)2,682.9 billion at March 31, 2002 and (Yen)3,181.8 billion at March 31, 2003. Our arrangement fees and commissions and commitment fees were (Yen)7.8 billion for the fiscal year ended March 31, 2002 and (Yen)9.3 billion for the fiscal year ended March 31, 2003. We provided liquidity and credit enhancements that were available for the redemption of outstanding asset-backed CP in the amounts of
(Yen)1,906.4 billion at March 31, 2002 and (Yen)2,418.8 billion at March 31, 2003. We also held in our portfolio of trading securities asset-backed CP issued by these entities in the amounts of (Yen)1,330.7 billion at March 31, 2002 and (Yen)1,058.1 billion at March 31, 2003.

Investment Funds

We hold equity or other forms of interest in various investment funds that invest in equity and debt securities, including listed Japanese securities and investment grade bonds and, to a limited extent, other types of assets. In addition to such interests, we have commitments to provide additional investments to these funds as stipulated in the applicable investment agreements. Further, we occasionally sell assets such as nonperforming loans to these funds, in particular the Corporate Recovery Fund and Nonperforming Loan Fund, when we believe that such sale may improve our asset quality.

Corporate Recovery Fund. We have non-controlling equity interests in corporate recovery funds whose principal business purpose is to generate profits by investing in companies in the process of restructuring and then, typically, selling these investments after the companies complete their restructurings. Such funds purchase nonperforming loans from us or others and in some cases acquire majority ownership in the borrower companies by means of a debt-for-equity swap. Our non-voting interests in these funds amounted to
(Yen)0.4 billion at March 31, 2002 and (Yen)7.3 billion at March 31, 2003, respectively. In addition, at March 31, 2003, we had commitments to make additional contributions of up to (Yen)15.9 billion to these funds.

The total assets of the corporate recovery funds in which we have interests were approximately (Yen)0.9 billion at March 31, 2002 and (Yen)21.1 billion at March 31, 2003. We sold to corporate recovery funds nonperforming loans with an aggregate net book value of (Yen)0.3 billion during the fiscal year ended March 31, 2002 and an aggregate net book value of (Yen)7.0 billion for (Yen)4.1 billion during the fiscal year ended March 31, 2003. For a detailed discussion on additional provisions for credit losses associated with the sale of such loans, see "--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

Nonperforming Loan Fund. Some third party investors utilize special purpose entities to purchase nonperforming loans which they fully own and control. We dispose of our nonperforming assets by means of several types of sales transactions. In some cases, we retained post-sale involvements with these entities where we provided backup lending on a limited recourse basis or continued to act as a servicer. During the fiscal year ended March 31, 2003, we did not have any material transactions with this type of entity. Remaining exposures to this fund, primarily consisting of limited recourse loans to this type of entity, were also immaterial at March 31, 2003.

Venture Capital Fund. We own non-controlling equity interests in investment funds managed by fund management companies who have discretionary investment powers. These funds seek to invest in start-up companies or companies that are rapidly developing. The aggregate assets of these funds were approximately
(Yen)709.5 billion at March 31, 2002 and (Yen)654.4 billion at March 31, 2003. We made contributions to these funds amounting to (Yen)13.5 billion at March 31, 2002 and (Yen)20.6 billion at March 31, 2003. At March 31, 2003, in accordance with the applicable limited partnership agreements, we have commitments to make additional contributions of up to (Yen)31.3 billion when required by the fund management companies.

Investment Trust. We purchase the share units of investment trusts as mid- to long-term investments. These investment trusts are managed by investment advisory companies with the objective of investing in a diversified portfolio consisting of equity and debt securities, primarily shares of Japanese public companies. At March 31, 2003, our share units in investment trusts amounted to approximately (Yen)411.1 billion, which is equal to our maximum loss exposure. Generally, we are not obligated to invest in or extend funds by purchasing additional share units and our off-balance-sheet exposures or commitments relating to this type of special purpose entity were not material.

Asset Backed Financing

We extend, by ourselves or with other lenders, non-recourse asset-backed loans to special purpose entities which hold beneficial interests in real property to finance projects including real estate development, natural resource development and property management. Some of the special purpose entities are real estate investment trusts, or REITs, that issue certificates of beneficial interest which are traded on exchanges. These entities are created and managed by the third parties, which in many cases provide equity to these entities. Under the non-recourse loans, we are exposed to the risk of credit loss in the event of default on the underlying assets or if the related projects generate insufficient cash flow to service their debt. However, for most of these financings, the equity provided by the project owners is sufficient to absorb expected losses. Expected returns to the project owners are arranged to be the most significant among all returns and thus, we generally do not consider ourselves a primary beneficiary of this type of special purpose entity.

We manage the credit risks associated with the non-recourse loans by adhering to our lending policies and by regularly monitoring the collectibility of the loans. At March 31, 2003, our off-balance-sheet exposures and commitments relating to this type of special purpose entity were not material.

Trusts

We offer a variety of trust products and also manage and administer a wide range of trust arrangements. Such arrangements include securities investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. In a typical trust arrangement, we manage and administer the entrusted assets on behalf of our customers in an agency, fiduciary and trust capacity. In general, we do not assume the risks associated with the trust assets, which are borne by our customers. However, in limited cases, we assume such risks through guarantees or protections as provided in the applicable trust agreements. See Notes 14 and 24 to our consolidated financial statements for further details.

Repackaged Instruments

We repackage financial instruments to create new financial instruments with features that match our customers' needs and preferences. We purchase financial instruments such as bonds and transfer them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with us or other financial institutions to modify the cash flows of the underlying financial instruments. We underwrite and market to our customers the new instruments issued by the special purpose entities. At March 31, 2003, we did not have material off-balance-sheet exposures or commitments relating to this type of special purpose entity.

See Note 25 to our consolidated financial statements for an analysis of the future application of FIN No. 46 regarding these entities as of March 31, 2003.

Contractual Cash Obligations

The following table shows a summary of our contractual cash obligations at March 31, 2003:

                                               Payments due by period
                              ----------------------------------------------------------------------------
                               Less than                                         Over 5
                                1 year         1-3 years       4-5 years         years            Total
                              -----------      ----------      ----------      ----------      -----------
                                                   (in billions)
Contractual cash obligations:
   Time deposits............. (Yen)27,339      (Yen)6,318      (Yen)1,551      (Yen)   44      (Yen)35,252
   Debentures................         383             253              --              --              636
   Long-term debt............         426           1,329             800           2,554            5,109
   Capital lease obligations.          11              22              12               5               50
   Operating leases..........          22              39              21              33              115
                              -----------      ----------      ----------      ----------      -----------
       Total................. (Yen)28,181      (Yen)7,961      (Yen)2,384      (Yen)2,636      (Yen)41,162
                              ===========      ==========      ==========      ==========      ===========

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in "Trading account profits--net" in our consolidated statements of operations. These contracts consist primarily of crude oil commodity contracts. The following table summarizes the changes in fair value for non-exchange traded contracts for the fiscal years ended March 31, 2002 and 2003:

                                                                                         Years ended March 31,
                                                                                       ------------------------
                                                                                           2002         2003
                                                                                       -----------  -----------
                                                                                             (in millions)
Net fair value of contracts outstandings at beginning of year......................... (Yen)  (606) (Yen)  (568)
Changes attributable to contracts realized or otherwise settled during the fiscal year       2,530       (3,599)
Fair value of new contracts when entered into during the fiscal year..................          (9)          (8)
Other changes in fair value, principally revaluation at end of year...................      (2,483)      14,450
                                                                                       -----------  -----------
Net fair value of contracts outstandings at end of year............................... (Yen)  (568) (Yen)10,275
                                                                                       ===========  ===========

During the fiscal year ended March 31, 2002, the fair value of non-exchange traded contracts decreased primarily due to a decline in the fair value of crude oil commodity contracts indexed to the WTI crude oil price, reflecting the continuous decline of crude oil prices over the year. During the fiscal year ended March 31, 2003, the fair value of non-exchange traded contracts increased primarily due to an increase in the fair value of oil commodity contracts indexed to the WTI crude oil prices, reflecting political factors in the Middle East and other factors.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2003:

                                       Net fair value of contracts--
                                             unrealized gains
                             -------------------------------------------------
                                                    Prices based on models and
                             Prices actively quoted  other valuation methods
                             ---------------------- --------------------------
                                               (in millions)
  Maturity less than 1 year.       (Yen)8,407                (Yen)195
  Maturity less than 3 years              981                     248
  Maturity less than 5 years              124                      81
  Maturity 5 years or more..              239                      --
                                   ----------                --------
     Total fair values......       (Yen)9,751                (Yen)524
                                   ==========                ========

C.  Research and Development, Patents and Licenses, etc.

Not applicable.

D.  Trend Information

The information required by this item is set forth in Item 5.A. and 5.B. of this Annual Report.

E.  Off-balance-sheet Arrangements

See the discussion under "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

F.  Tabular Disclosure of Contractual Obligations

See the discussion under "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

G.  Safe Harbor

See the discussion under "Forward-Looking-Statements."

Item 6. Directors, Senior Management and Employees.

A.  Directors and Senior Management

The following table sets forth the members of our board of directors and executive officers as of July 4, 2003, together with their respective dates of birth and positions.

       Name          Date of Birth          Position at MTFG           Previous or Current Position
       ----          -------------          ----------------           ----------------------------
Akio Utsumi        September 7, 1942  Director, Chairman and        President of Mitsubishi Trust Bank
                                        Co-Chief Executive Officer
Shigemitsu Miki    April 4, 1935      Director, President and Chief President of Bank of Tokyo-
                                        Executive Officer             Mitsubishi
Tatsunori Imagawa  October 15, 1943   Senior Managing Director and  Former Senior Managing Director
                                        Chief Planning Officer        of Bank of Tokyo-Mitsubishi
Tadahiko Fujino    September 25, 1943 Senior Managing Director and  Former Senior Managing Director
                                        Chief Financial Officer       of Mitsubishi Trust Bank
Asataro Miyake     July 10, 1944      Senior Managing Director and  Former Managing Director of
                                        Chief Risk Management         Bank of Tokyo-Mitsubishi
                                        Officer
Nobuo Kuroyanagi   December 18, 1941  Director                      Deputy President of Bank of
                                                                      Tokyo-Mitsubishi
Haruya Uehara      July 25, 1946      Director                      Deputy President of Mitsubishi
                                                                      Trust Bank
Hajime Sugizaki    April 3, 1945      Director                      Senior Managing Director of
                                                                      Mitsubishi Trust Bank
Katsunori Nagayasu April 6, 1947      Director                      Managing Director of Bank of
                                                                      Tokyo-Mitsubishi
Tetsuo Iwata       April 30, 1948     Director                      Managing Director of Bank of
                                                                      Tokyo-Mitsubishi
Ryotaro Kaneko     June 20, 1941      Director                      President of Meiji Life Insurance
                                                                      Company
Kunio Ishihara     October 17, 1943   Director                      President of The Tokio Marine &
                                                                      Fire Insurance Co., Ltd.
                                                                    President of Millea Holdings, Inc.

The following is a brief biography of each of our directors and executive officers:

Akio Utsumi has been a director and the chairman of the board of directors and co-chief executive officer since April 2001. He has also been the president of Mitsubishi Trust Bank since June 1999. He served as a deputy president of Mitsubishi Trust Bank from June 1998 to June 1999 and as a senior managing director of Mitsubishi Trust Bank from June 1995 to June 1998. Mr. Utsumi served as a managing director of Mitsubishi Trust Bank from June 1993 to June 1995 and as a director of Mitsubishi Trust Bank from June 1991 to June 1993.

Shigemitsu Miki has been the chief executive officer since April 2002, prior to which he was co-chief executive officer from April 2001 to April 2002. He has been a director and the president since April 2001. He has also been the president of Bank of Tokyo-Mitsubishi since June 2000. He served as a deputy president of Bank of Tokyo-Mitsubishi from May 1997 to June 2000 and as a senior managing director of Bank of Tokyo-Mitsubishi from June 1994 to May 1997. Mr. Miki served as a managing director of Bank of Tokyo-Mitsubishi from June 1989 to June 1994 and as a director of Bank of Tokyo-Mitsubishi from June 1986 to June 1989.

Tatsunori Imagawa has been a senior managing director and chief planning officer since May 2003. He served as a director from April 2001 to May 2003. He served as a senior managing director of Bank of Tokyo-Mitsubishi from June 2002 to May 2003. He served as a managing director of Bank of Tokyo-Mitsubishi from May 1997 to June 2002. Mr. Imagawa served as a director of Bank of Tokyo-Mitsubishi from June 1993 to May 1997.

Tadahiko Fujino has been a senior managing director and chief financial officer since April 2001. Before that, he served as a senior managing director of Mitsubishi Trust Bank from April 2000 to April 2001. He served as a managing director of Mitsubishi Trust Bank from June 1997 to April 2000. Mr. Fujino served as a director of Mitsubishi Trust Bank from June 1994 to June 1997.

Asataro Miyake has been a senior managing director and chief risk management officer since June 2003. Before that date, he served as a managing director of Bank of Tokyo-Mitsubishi since June 1998, during which period he also served as a board member from June 1998 to June 2001 and from June 2002 to June 2003. Mr. Miyake served as a director of Bank of Tokyo-Mitsubishi from June 1995 to June 1998.

Nobuo Kuroyanagi has been a director since June 2003. He has also been a deputy president of Bank of Tokyo-Mitsubishi since June 2002. He served as a managing director of Bank of Tokyo-Mitsubishi from June 1996 to June 2002, during which period he also served as a board member from June 1996 to June 2001. Mr. Kuroyanagi served as a director of Bank of Tokyo-Mitsubishi from June 1992 to June 1996.

Haruya Uehara has been a director since June 2003. He has also been a deputy president of Mitsubishi Trust Bank since June 2002. He served as a senior managing director of Mitsubishi Trust Bank from June 2001 to June 2002 and as a managing director of Mitsubishi Trust Bank from June 1998 to June 2001.
Mr. Uehara served as a director of Mitsubishi Trust Bank from June 1996 to June 1998.

Hajime Sugizaki has been a director since April 2001. He has also been a senior managing director of Mitsubishi Trust Bank since June 2001. He served as a managing director of Mitsubishi Trust Bank from June 1999 to June 2001. Mr. Sugizaki served as a director of Mitsubishi Trust Bank from June 1997 to June 1999.

Katsunori Nagayasu has been a director since April 2001. He has also been a managing director of Bank of Tokyo-Mitsubishi since June 2002. He served as a managing director of Nippon Trust Bank from June 2000 to September 2001. Nippon Trust Bank subsequently merged into Mitsubishi Trust Bank, and he served as a managing director of Mitsubishi Trust Bank from October 2001 to June 2002. Mr. Nagayasu served as a director of Bank of Tokyo-Mitsubishi from June 1997 to June 2000.

Tetsuo Iwata has been a director since June 2003. He has also been a managing director of Bank of Tokyo-Mitsubishi since May 2003 and has served as a board member since June 2003. Mr. Iwata served as a director of Bank of Tokyo-Mitsubishi from June 1999 to May 2003, during which period he also served as a board member from June 1999 to June 2001.

Ryotaro Kaneko has been a director since April 2001. He has also been the president of Meiji Life Insurance Company since April 1998. Mr. Kaneko served as a senior managing director of Meiji Life Insurance Company from April 1997 to April 1998 and served as a managing director of Meiji Life Insurance Company from April 1994 to April 1997.

Kunio Ishihara has been a director since June 2002. He has also been the president of The Tokio Marine & Fire Insurance Co., Ltd. since June 2001. He has also been the president of Millea Holdings, Inc. since April 2002. Mr. Ishihara served as a senior managing director of The Tokio Marine & Fire Insurance Co., Ltd., from June 2000 to June 2001 and served as a managing director of The Tokio Marine & Fire Insurance Co., Ltd., from June 1998 to June 2000.

The following table sets forth our corporate auditors as of July 4, 2003, together with their respective dates of birth and positions.

     Name         Date of Birth   Position at MTFG           Previous or Current Position
     ----         -------------   ----------------           ----------------------------
Setsuo Uno      April 29, 1942    Corporate Auditor Corporate Auditor of Bank of Tokyo-Mitsubishi
Yosuke Serizawa September 9, 1943 Corporate Auditor Corporate Auditor of Mitsubishi Trust Bank
Takuo Oi        May 15, 1942      Corporate Auditor Corporate Auditor of Bank of Tokyo-Mitsubishi
Mitsuo Minami   November 5, 1933  Corporate Auditor Corporate Auditor of Bank of Tokyo-Mitsubishi
                                                      Professor, Department of Business
                                                      Administration, Bunkyo Gakuin University
                                                      (Former Chairman & Chief Executive Officer of
                                                      Tohmatsu & Co.)
Takeo Imai      January 29, 1942  Corporate Auditor Attorney-at-law

Setsuo Uno has been a corporate auditor since June 2003. He has also been a corporate auditor of Bank of Tokyo-Mitsubishi since June 2003. He served as a senior managing director from April 2001 to June 2003. He served as a managing director of Bank of Tokyo-Mitsubishi from May 1997 to March 2001. Mr. Uno served as a director of Bank of Tokyo-Mitsubishi from June 1992 to May 1997.

Yosuke Serizawa has been a corporate auditor since April 2001. He has also been a corporate auditor of Mitsubishi Trust Bank since June 1999. Mr. Serizawa served as a director of Mitsubishi Trust Bank from June 1995 to June 1999.

Takuo Oi has been a corporate auditor since June 2003. He has also been a corporate auditor of Bank of Tokyo-Mitsubishi since June 2002. He served as a managing director of Bank of Tokyo-Mitsubishi from May 1997 to June 2002, during which period he also served as a board member of Bank of Tokyo-Mitsubishi from May 1997 to June 2001. Mr. Oi served as a director of Bank of Tokyo-Mitsubishi from June 1994 to May 1997.

Mitsuo Minami has been a corporate auditor since April 2001. He has also been a corporate auditor of Bank of Tokyo-Mitsubishi since June 2001. He has also been a professor of the department of Business Administration at Bunkyo Gakuin University since April 1999. Mr. Minami served as chairman and chief executive officer of Tohmatsu & Co. from May 1995 to May 1997.

Takeo Imai has been a corporate auditor since April 2001. He has been a partner of the law firm Miyake, Imai & Ikeda since January 1972.

The board of directors, executive officers and corporate auditors may be contacted through our headquarters at Mitsubishi Tokyo Financial Group, Inc., 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6326, Japan.

All directors and corporate auditors were elected at a general meeting of shareholders. The regular term of office of a director is two years and of a corporate auditor is four years from the date of assumption of office. However, the term of office of a corporate auditor elected before the general meeting of shareholders held on June 2003 is three years. Directors and corporate auditors may serve their terms until the close of the annual general meeting of shareholders held in the last year of their terms. Directors and corporate auditors may serve any number of consecutive terms. There is no regular term of office for corporate officers.

B.  Compensation

An aggregate of (Yen)345 million was paid by Mitsubishi Tokyo Financial Group, Inc. and its subsidiaries as remuneration, including bonuses but excluding retirement allowances, during the year ended March 31, 2003 to our directors and corporate auditors.

In accordance with customary Japanese business practice, when a director or corporate auditor retires, a proposal to pay a retirement allowance is submitted at the annual ordinary general meeting of shareholders for approval. After the shareholders' approval is obtained, the retirement allowance for a director or corporate auditor is fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflects the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. Mitsubishi Tokyo Financial Group, Inc. does not set aside reserves for any such retirement payments for directors and corporate auditors. During the fiscal year ended March 31, 2003, an aggregate of (Yen)18 million was paid by us and our subsidiaries as an allowance to directors of Mitsubishi Tokyo Financial Group, Inc. who have retired.

Mitsubishi Tokyo Financial Group, Inc. has not implemented a stock option plan. Two of Mitsubishi Tokyo Financial Group, Inc.'s subsidiaries, Mitsubishi Securities and UNBC, have several stock-based compensation plans. Mitsubishi Tokyo Financial Group, Inc. does not have a pension foundation, although each of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank does have a pension foundation.

As of September 10, 2003, our directors and corporate auditors held the following numbers of shares of our common stock:

                                         Number of Shares
                      Directors             Registered
                      ---------          ----------------
                      Akio Utsumi.......        11
                      Shigemitsu Miki...        43
                      Tatsunori Imagawa.        22
                      Tadahiko Fujino...        12
                      Asataro Miyake....        15
                      Nobuo Kuroyanagi..        24
                      Haruya Uehara.....        11
                      Hajime Sugizaki...        10
                      Katsunori Nagayasu         3
                      Tetsuo Iwata......         8
                      Ryotaro Kaneko....        --
                      Kunio Ishihara....        --

                                         Number of Shares
                      Corporate Auditors    Registered
                      ------------------ ----------------
                      Setsuo Uno........        23
                      Yosuke Serizawa...        10
                      Takuo Oi..........        22
                      Mitsuo Minami.....        10
                      Takeo Imai........        --

C.  Board Practices

Our Articles of Incorporation provide for a board of directors of not more than fifteen members and not more than six corporate auditors. Our corporate officers are responsible for executing our business operations, and our directors oversee these officers and set our fundamental strategies.

We currently have twelve directors. Our board of directors has ultimate responsibility for the administration of our affairs. Our board of directors is empowered to appoint by resolution representative directors from among the directors who may represent us severally. Our board of directors may also appoint from their members by resolution a chairman, a president, deputy presidents, senior managing directors and managing directors. Senior managing directors and the managing directors assist the president and deputy presidents, if any, in the management of our day-to-day business. All of our executive officers are currently directors.

Under the Commercial Code of Japan, directors must refrain from engaging in any business that is in competition with us unless approved by a board resolution, and no director may vote on a proposal, arrangement or contract in which that director is deemed to be materially interested.

Neither the Commercial Code nor our Articles of Incorporation contain special provisions as to the borrowing power exercisable by a director, to the retirement age of our directors and corporate auditors or to a requirement of our directors and corporate auditors to hold any shares of our capital stock.

The Commercial Code requires a resolution of the board of directors for a company to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge important employees, such as executive officers, and to establish, change or abolish material corporate organizations, such as a branch office.

We currently have five corporate auditors, including two external corporate auditors. Our corporate auditors, who are not required to be certified public accountants, have various statutory duties, including principally:

..   the examination of the financial statements, business reports, proposals and other documents which our board of directors prepares and submits to a general meeting of shareholders;

..   the examination of our directors' administration of our affairs; and

..   the preparation and submission of a report on their examination to a general meeting of shareholders.

Our corporate auditors are obliged to attend meetings of our board of directors. They may make statements at the meetings if they deem necessary, although they are not entitled to vote at the meetings. The Law Concerning Special Exceptions from the Commercial Code Relating to Audit, etc. of Joint-Stock Corporations provides that there may not be less than three corporate auditors. One or more corporate auditors, who are required to serve on a full-time basis, must be designated by the corporate auditors from among their members. At least one of the corporate auditors must be a person who has not been an employee or a director of Mitsubishi Tokyo Financial Group, Inc. or any of its subsidiaries within the previous five years. After the close of the annual ordinary general meeting of shareholders to be held in June 2006, at least half of our corporate auditors must be "external corporate auditors" who have not been an employee or a director of Mitsubishi Tokyo Financial Group, Inc. or any of its subsidiaries within the previous five years.

For additional information on our board practices, see "--Directors and Senior Management."

D.  Employees

As of March 31, 2003 we had approximately 44,500 employees. In addition, as of March 31, 2003, we had approximately 13,000 part-time and temporary employees. During the fiscal year ended March 31, 2003, our total employees increased by approximately 1,500 primarily as a result of the addition of Mitsubishi Securities and other companies as consolidated subsidiaries. The following tables show the percentages of our employees in our different business units and geographically, as of March 31, 2003. Most of our employees are members of our employee's union, which negotiates on behalf of employees in relation to remuneration and working conditions.

                        Business unit
                        -------------
                        Bank of Tokyo-Mitsubishi:
                           Retail Banking........... 18%
                           Commercial Banking.......  7%
                           Global Corporate Banking. 13%
                           Investment Banking....... 13%
                           UnionBanCal Corporation.. 22%
                           Operation Services.......  4%
                           Treasury.................  2%
                           Other units..............  6%

                    Business unit
                    -------------
                    Mitsubishi Trust Bank:
                       Trust-Banking...................   5%
                       Trust Assets....................   2%
                       Real Estate.....................   1%
                       Global Markets..................   1%
                       Administration and subsidiaries.   7%
                                                        ---
                                                        100%

                     Location
                     --------
                     Bank of Tokyo-Mitsubishi:
                        Japan........................  52%
                        United States................  23%
                        Europe.......................   2%
                        Asia/Oceania excluding Japan.   6%
                        Other areas..................   1%
                     Mitsubishi Trust Bank:
                        Japan........................  15%
                        United States................   0%
                        Europe.......................   0%
                        Asia/Oceania excluding Japan.   0%
                                                      ---
                                                      100%

E.  Share Ownership

The information required by this item is set forth in "--Compensation."

Item 7.  Major Shareholders and Related Party Transactions.

A.  Major Shareholders

Common Stock

As of March 31, 2003, we had 216,531 registered shareholders of common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2003, and the number and the percentage of such shares held by them, were as follows:

                                              Number of shares Percentage of total
Name                                                held         shares in issue
----                                          ---------------- -------------------
Japan Trustee Services Bank, Ltd.(1).........      340,747             5.46%
Master Trust Bank of Japan, Ltd.(1)..........      261,592             4.19
Meiji Life Insurance Company(2)..............      175,000             2.80
Nippon Life Insurance Company................      145,380             2.33
Hero & Co.(3)................................      130,086             2.08
Mitsubishi Heavy Industries, Ltd.(4).........      118,740             1.90
The Tokio Marine and Fire Insurance Co., Ltd.      114,693             1.84
The Dai-ichi Mutual Life Insurance Company...       88,036             1.41
UFJ Trust Bank Limited(1)....................       82,205             1.31
Mitsubishi Electric Corporation..............       62,159             0.99
                                                 ---------            -----
   Total.....................................    1,518,638            24.36
                                                 =========            =====

--------
(1) Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.

(2) These shares are those held in a pension trust account with Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Meiji Life Insurance Company.
(3) An owner of record for American Depositary Shares of the company.
(4) These shares are those held in a pension trust account with Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Mitsubishi Heavy Industries, Ltd.

At March 31, 2003, 225.77 shares, representing less than 0.01% of the outstanding common stock, were held by our directors and corporate auditors.

At March 31, 2003, 315,810.16 shares, representing 5.06% of our outstanding common stock, were owned by 169 U.S. shareholders of record who are residents of the United States (and a non-resident of Japan), one of whom is the ADR depository's nominee holding 130,086.00 shares, or 2.08% of our outstanding common stock.

In March 2003, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank sold an aggregate of 155,027 shares of our common stock. See "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Recent Developments--Global Offering of Our Common Stock."

Preferred Shares

The ten largest holders of our class 1 preferred shares, which are non-voting, appearing on the register of shareholders as of March 31, 2003, and the number and the percentage of such shares held by them, were as follows:

                                            Number of shares Percentage of total
Name                                              held         shares in issue
----                                        ---------------- -------------------
The Tokio Marine & Fire Insurance Co., Ltd.      16,700             20.51%
Mitsubishi Corporation.....................      16,700             20.51
Meiji Life Insurance Company...............      16,700             20.51
Kirin Brewery Co., Ltd.....................      10,000             12.28
Asahi Glass Co., Ltd.......................       3,400              4.17
Diamond Lease Company Limited..............       3,400              4.17
Tokyu Corporation..........................       3,400              4.17
Honda Motor Co., Ltd.......................       3,400              4.17
Mitsubishi Chemical Corporation............       2,000              2.45
Mitsubishi Electric Corporation............       1,700              2.08
                                                 ------             -----
   Total...................................      77,400             95.08%
                                                 ======             =====

The holders of our class 2 preferred shares, which are non-voting, appearing on the register of shareholders as of March 31, 2003, and the number and the percentage of such shares held by them, were as follows:

                                                   Number of shares Percentage of total
Name                                                     held         shares in issue
----                                               ---------------- -------------------
Meiji Life Insurance Company......................      35,000             35.00%
The Tokio Marine & Fire Insurance Company, Limited      25,000             25.00
Mitsubishi Corporation............................      25,000             25.00
Mitsubishi Estate Company, Limited................       5,000              5.00
Asahi Glass Co., Ltd..............................       2,500              2.50
Kirin Brewery Co., Ltd............................       2,500              2.50
Kinki Nippon Railway Co., Ltd.....................       2,500              2.50
Tokyu Corporation.................................       2,500              2.50
                                                       -------            ------
   Total..........................................     100,000            100.00%
                                                       =======            ======

B.  Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2003, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

None of our directors or corporate auditors, and none of the close members of their respective families, has had any transactions or has any presently proposed transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party.

No loans have been made to our directors or corporate auditors other than in the normal course of business, on normal commercial terms and conditions. In addition, since July 2002, no loans have been made to our directors or corporate auditors other than as permitted under Section 402 of the Sarbanes-Oxley Act of 2002.

No family relationship exists among any of our directors or corporate auditors. No arrangement or understanding exists between any of our directors or corporate auditors and any other person pursuant to which any director or corporate auditor was elected to their position at Mitsubishi Tokyo Financial Group, Inc.

C.  Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information.

A.  Consolidated Statements and Other Financial Information

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report and in "Selected Statistical Data" starting on page A-1 of this Annual Report.

Legal Proceedings

Our bank subsidiaries, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, are involved in legal proceedings with the Tokyo Metropolitan Government and the Osaka Prefectural Government regarding recent local taxes enacted by those governments. For a more detailed discussion of these legal proceedings, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Recent Developments--Legal Proceedings for Local Taxes" and the notes to our consolidated financial statements.

Distributions

Our board of directors submits a recommendation for an annual dividend for our shareholders' approval at the ordinary general meeting of shareholders customarily held in June of each year. The annual dividend is usually distributed immediately following shareholders' approval to holders of record at the end of the preceding fiscal year. In addition to annual dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year from our retained earnings as of the end of the preceding fiscal year by resolution of our board of directors. On July 27, 2003, we paid an annual dividend of (Yen)4,000 per share of common stock for the fiscal year ended March 31, 2003. Our board of directors elected not to pay any interim dividends to shareholders of record of our common stock as of September 30, 2002 in light of the volatile financial and economic conditions prevailing in the Japanese financial sector.

Under the Japanese foreign exchange regulations currently in effect, dividends paid on shares held by non-residents of Japan may be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which ADSs are issued, the depositary is required, to the extent that in its judgment it can convert Japanese yen on a reasonable basis into US dollars and transfer the resulting US dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into US dollars and to distribute the amount received, after deduction of any applicable withholding taxes, to the holders of ADSs. See "Item 10.D. Additional Information--Exchange Controls--Foreign Exchange and Foreign Trade Law."

B.  Significant Changes

No significant changes have occurred since the date of our consolidated financial statements included in this Annual Report.

Item 9.  The Offer and Listing.

A.  Offer and Listing Details

Market Price Information

The following table shows, for the periods indicated, the reported high and low sale prices for shares of our common stock on the Tokyo Stock Exchange and of the ADSs on the New York Stock Exchange. The table also includes high and low market price quotations from the Tokyo Stock Exchange translated in each case into US dollars per ADS at the Federal Reserve Bank of New York's noon buying rate on the relevant date.

                                                                    Translated into US Price per ADS on the
                                       Price per share on the TSE   dollars per ADS(1)     NYSE
                                     ------------------------------ ------------------ --------------------
                                           High            Low        High       Low    High       Low
                                     --------------    ------------  ------     -----    ------     -----
                                                 (yen)                   (US$)            (US$)
Fiscal year ended March 31, 2002
   First quarter.................... (Yen)1,350,000(2) (Yen)970,000 $11.13(3)   $7.87  $11.27     $8.00
   Second quarter...................      1,140,000         886,000   9.84       7.13    9.50      7.26
   Third quarter....................      1,020,000         754,000   8.45       5.97    8.35      5.95
   Fourth quarter...................        948,000         688,000   7.40       5.15    7.40      5.15
Fiscal year ended March 31, 2003
   First quarter....................      1,060,000         770,000   8.52       6.43    8.42      5.91
   Second quarter...................        925,000         700,000   7.80       5.93    7.64      5.98
   Third quarter....................        901,000         620,000   7.31       5.13    7.34      5.08
   Fourth quarter...................        737,000         438,000   6.25(4)    3.74    6.20      3.65
Fiscal year ending March 31, 2004
   March............................        515,000         438,000   4.39       3.74    4.34      3.65
   April............................        456,000         351,000   3.86       2.92    3.82      2.98
   May..............................        466,000         389,000   4.00       3.27    4.05      3.40
   June.............................        548,000         459,000   4.57       3.87    4.63      3.94
   July.............................        610,000         524,000   5.16       4.39    5.28      4.39
   August...........................        707,000         475,000   6.02       3.99    5.99      4.03
   September (through September 18).        747,000         642,000   6.44       5.51    6.50      5.59

--------
(1) US dollar amounts have been translated, for your convenience, from yen at the Federal Reserve Bank of New York's noon-buying rate as of the relevant high and low market quotation dates.
(2) (Yen)1,350,000 is the high market price quotation for both May 2 and May 7, 2001.
(3) The US dollar amount has been translated, for your convenience, from yen at the rate of (Yen)121.34 = $1.00 which is the Federal Reserve Bank of New York's noon-buying rate as of May 7, 2001.

(4) There was no Federal Reserve Bank of New York noon-buying rate available as of the relevant high market quotation date of January 20, due to a holiday. For your convenience, the US dollar amount has been translated from yen at the rate of (Yen)117.88 = $1.00 which is the noon-buying rate as of January 17, 2003.

B.  Plan of Distribution

Not applicable.

C.  Markets

The primary market for our common stock is the Tokyo Stock Exchange, or the TSE. Our common stock is also listed on the Osaka Securities Exchange in Japan and on the Official List of the UK Listing Authority and traded on the market for listed securities on the London Stock Exchange in the United Kingdom. ADSs, each representing one one-thousandth of a share of common stock, are quoted on the New York Stock Exchange, or NYSE, under the symbol, "MTF."

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

Item 10. Additional Information.

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

Our Corporate Purpose

Article 2 of our Articles of Incorporation provides that our corporate purpose is to carry on the following businesses:

..   administration and management of banks, trust banks, specialized securities companies, insurance companies or other companies which we may own as our subsidiaries under the Japanese Banking Law; and

..   any other business incidental to, or relating to any of, the businesses mentioned in the preceding clause.

Board of Directors

For discussion of the provisions of our Articles of Incorporation as they apply to our directors, see "Item 6.C. Directors, Senior Management and Employees--Board Practices."

Common Stock

We summarize below the material provisions of our Articles of Incorporation, our share handling regulations and the Commercial Code of Japan (Law No. 48 of 1899) as they relate to joint stock companies, also known as kabushiki kaisha. Because it is a summary, this discussion should be read together with our Articles of Incorporation and share handling regulations, which have been filed as exhibits to this Annual Report.

General

A joint stock company is a legal entity incorporated under the Commercial Code. The investment and rights of the shareholders of a joint stock company are represented by shares of stock in the company and shareholders' liability is limited to the amount of the subscription for the shares.

Our authorized common share capital is 22,000,000 shares of common stock with no par value. As of March 31, 2003, a total of 6,232,161.72 shares of common stock (including 3,226 shares of common stock held by Mitsubishi Tokyo Financial Group, Inc. and its consolidated subsidiaries as treasury stock) were issued. Each of the shares issued and outstanding is fully paid and non-assessable. As of March 31, 2003, we were authorized to issue 421,400 shares of preferred stock, including 81,400 class 1 preferred shares, 100,000 class 2 preferred shares, 120,000 class 3 preferred shares and 120,000 class 4 preferred shares. As of March 31, 2003, we had 81,400 class 1 preferred shares, 100,000 class 2 preferred shares and no class 3 or class 4 preferred shares issued and outstanding. As of September 10, 2003, 37,500 shares of class 2 preferred stock were converted into 107,619.71 shares of common stock.

We may issue shares from our authorized but unissued share capital following a resolution to that effect by our board of directors. An increase in our authorized share capital is only possible by amendment of our Articles of Incorporation, which generally requires shareholders' approval.

Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders' rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our share handling regulations. The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs, or its nominee. Accordingly, holders of ADSs will not be able to assert shareholders' rights other than as provided in the agreement between us, the depositary and the holders of the ADSs.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing the shares to be included in this clearing system with the Japan Securities Depository Center, Inc. If a holder is not a participating institution in the Japan Securities Depositary Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Japan Securities Depositary Center. All shares deposited with the Japan Securities Depositary Center will be registered in the name of the Japan Securities Depositary Center on our register of shareholders. Each participating shareholder will in turn be registered on our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. Delivery of share certificates is not required to transfer deposited shares. Entry of the share transfer in the books maintained by the Japan Securities Depositary Center for participating institutions, or in the books maintained by a participating institution for its customers, has the same effect as delivery of share certificates. This central clearing system is intended to reduce paperwork required in connection with transfers of shares. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

Dividends

Dividends are distributed in proportion to the number of shares owned by each shareholder on the record date for the dividend. Dividends for each financial period may be distributed following shareholders' approval at an ordinary general meeting of shareholders.

Payment of dividends on common stock is subject to the preferential dividend rights of holders of preferred stock.

Under our Articles of Incorporation, our financial accounts are closed on March 31 of each year, and dividends, if any, are paid to shareholders of record at March 31 following shareholders' approval at an ordinary general meeting of shareholders. In addition to year-end dividends, our board of directors may by resolution declare an interim cash dividend to shareholders of record as of September 30 of each year. Under the Commercial Code and the Banking Law, we may distribute annual or interim dividends only if:

..   we have set aside in our legal reserve an amount equal to at least one-tenth of the annual dividend and any other amount paid by us as an appropriation of retained earnings or of any interim dividend, as the case may be; or

..   the sum of the amount in our legal reserve and additional paid-in capital is at least one-quarter of our stated capital.

We may distribute annual or interim dividends out of the excess of our net assets, on a non-consolidated basis, over the aggregate of:

(1) our stated capital;

(2) our additional paid-in capital;

(3) our accumulated legal reserve;

(4) the legal reserve to be set aside in respect of the dividend concerned and any other proposed payment by way of appropriation of retained earnings;

(5) the excess, if any, of unamortized expenses incurred in preparation for the commencement of business and in connection with research and development over the aggregate of the amounts referred to in (2), (3) and (4) above;

(6) subscription money for new shares, or security money to be applied to such subscription money, if any, recorded on our balance sheet;

(7) if assets are stated at market value on our balance sheet, the excess, if any, of the aggregate market value over the aggregate acquisition cost of those assets; and

(8) the balance, if any, recorded on our balance sheet as a result of reevaluating land which we own for business purposes.

In the case of interim dividends, if we decrease our stated capital or our legal reserve after the preceding fiscal year end, such decreased figures shall be applied to (1) and (3) above. (This condition became effective in September 2003.)

In the case of interim dividends, net assets are calculated by reference to the balance sheet as of the end of the preceding fiscal year, adjusted to reflect:

(a) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect of such payment;

(b) any subsequent transfer of retained earnings to stated capital; and

(c) if we have been authorized, pursuant to a resolution of an ordinary general meeting of shareholders or the board of directors, to repurchase our own shares, the total amount of the repurchase price for those shares that may be paid by us.

Interim dividends may not be paid if there is a risk that at the end of the fiscal year, there may not be any excess of net assets over the aggregate of the amounts referred to in (1) through (8) above.

In Japan, the "ex-dividend" date and the record date for any dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally becomes ex-dividend on the third business day prior to the record date. Under our Articles of Incorporation, we are not obligated to pay any dividends which are left unclaimed for a period of five years after the date on which they first became payable.

Stock Splits

Stock splits of our outstanding stock may be effected at any time by resolution of the board of directors. When a stock split is to be effected, we may increase the amount of the authorized share capital to cover the stock split by amending our Articles of Incorporation by resolution of the board of directors without approval by special resolution of the general meeting of shareholders, unless more than one class of stock is issued and outstanding. Shareholders will not be required to exchange stock certificates for new stock certificates, but certificates representing the additional stock resulting from the stock split will be issued to shareholders. We must give public notice of the stock split, specifying a record date at least two weeks prior to the record date and, in addition, promptly after the stock split takes effect, give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split.

Fractional Shares

Fractional shares may arise from, among other things, a stock split or a combination of outstanding shares into a smaller number of shares. A holder of fractional shares constituting one-hundredth of one share or any integral multiple of one-hundredth of one share will be registered in our register of fractional shares. Fractional shares will carry no voting rights, but, pursuant to the Commercial Code and our Articles of Incorporation, the holders of fractional shares will have the right to receive dividends and interim dividends, if any, on their fractional shares. No certificates for fractional shares will be issued and therefore fractional shares will not normally be transferable. However, the registered holders of fractional shares may at any time require us to purchase the fractional shares at the shares' current market price. Also, registered holders of fractional shares may require us to sell them a number of fractional shares, of which number, when combined with the number already held by such holder, shall become one share; provided that such request is met only when we own the necessary number of our shares.

New Unit Share System

The new unit share system (tan-gen kabu) was introduced by amendments to the Commercial Code, which became effective on October 1, 2001. Currently, we do not use the new unit share system. However, we may use the new unit share system by amending our Articles of Incorporation, which requires shareholders' approval. Under the new unit share system, a company may provide in its articles of incorporation that a unit comprises a specified number of shares that is equal to or less than 1,000 and that does not exceed one-two hundredth of the number of issued shares. A company may provide in its articles of incorporation that the company will not issue certificates representing a number of shares less than a unit. Under the new unit share system, one unit of shares has one voting right. A holder of less than one unit of shares has no voting right. If we adopt the new unit share system, shareholders may require us to purchase shares constituting less than a unit at the current market price. Our board of directors may reduce the number of shares constituting a unit or cease to use the unit share system by amendments to our Articles of Incorporation even though amendments to the Articles of Incorporation generally require a special resolution of the ordinary general meeting of shareholders.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Chiyoda-ku, Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders. The record date for ordinary general meetings of our shareholders is March 31.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a representative director at least six weeks prior to the date of the meeting.

Voting Rights

A shareholder has one voting right for each whole share. However, a corporate shareholder may not exercise its voting rights if we hold more than one quarter of the total voting rights with respect to that shareholder. Under our Articles of Incorporation, except as otherwise provided by law or by other provisions of our Articles of Incorporation, a resolution can be adopted at a shareholders' meeting by the holders of a majority of the voting rights represented at the meeting. The Commercial Code and our Articles of Incorporation require a quorum of not less than one third of the total number of voting rights for election of our directors and corporate auditors.

The Commercial Code and our Articles of Incorporation provide that a quorum of not less than one-third of outstanding voting rights, excluding those owned by our subsidiaries and affiliates of which we own, directly or indirectly, more than 25 percent, must be present at a shareholders' meeting to approve specified corporate actions, such as:

..   the amendment of our Articles of Incorporation, except in some limited cases;

..   the removal of a director or corporate auditor;

..   a dissolution, merger or consolidation, except for certain types of mergers;

..   a stock-for-stock exchange or stock-for-stock transfer, except in some limited circumstances;

..   the transfer of the whole or an important part of our business;

..   a reduction of stated capital;

..   a corporate split, except in some limited circumstances;

..   the acquisition of the whole business of another company, except in some limited circumstances;

..   the offering to persons other than shareholders of stock at a specially favorable price, or of stock acquisition rights or bonds or notes with stock acquisition rights with specially favorable conditions; and

..   the repurchase of our own stock from a specific party.

At least two-thirds of the voting rights represented at the meeting must approve these actions.

There is no cumulative voting for the election of directors or corporate auditors.

Subscription Rights

Holders of shares have no preemptive rights under our Articles of Incorporation. Under the Commercial Code, however, our board of directors may determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, these subscription rights must be given on uniform terms to all shareholders as of a specified record date by public notice at least two weeks prior to the record date. A notification to each individual shareholder must also be given at least two weeks prior to the date of expiration of the subscription rights.

Rights to subscribe for new shares may be transferable or non-transferable, as determined by our board of directors. If subscription rights are not transferable, a purported transfer by a shareholder will not be enforceable against us.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken), which in the United States are often in the form of warrants, or bonds with stock acquisition rights that cannot be detached (shinkabu yoyakuken-tsuki shasai), which in the United States are often in the form of convertible bonds or bonds with non-detachable warrants. Except where the issuance would be on "specially favorable" terms, the issuance of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of our board of directors. Upon exercise of the stock acquisition rights, the holder of such rights may either acquire shares by paying the applicable exercise price or, if so determined by a resolution of our board of directors, by making a substitute payment, such as having the convertible bonds redeemed for no cash in lieu of the exercise price.

Liquidation Rights

Upon our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and preferred distributions to holders of shares of our preferred stock will be distributed among the holders of our common stock in proportion to the number of shares they own.

Transfer Agent

Mitsubishi Trust Bank is the transfer agent for our common stock. The office of Mitsubishi Trust Bank for this purpose is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212, Japan. Mitsubishi Trust Bank maintains our register of shareholders and our register of lost share certificates, and records transfers of ownership upon presentation of share certificates.

Reports to Shareholders

We furnish to our shareholders notices, in Japanese, of shareholders' meetings, annual business reports, including our financial statements, and notices of resolutions adopted at our shareholders' meetings.

Record Dates and Closing of Shareholders' Register

As stated above, March 31 is the record date for the payment of annual dividends, if any, and the determination of shareholders entitled to vote at ordinary general meetings of our shareholders. September 30 is the record date for the payment of interim dividends, if any. In addition, by a resolution of our board of directors and after giving at least two weeks' prior public notice, we may at any time set a record date or close the shareholders' register temporarily, for a period not in excess of three months, in order to determine the shareholders who are entitled to the rights pertaining to our shares. The trading of our shares and the delivery of certificates may continue even while the shareholders' register is closed.

Repurchase of Our Shares of Common Stock

We may repurchase our own shares:

..   through the Tokyo Stock Exchange or other stock exchanges on which our shares are listed, if authorized by an ordinary resolution of an ordinary general meeting of shareholders;

..   by way of a tender offer, if authorized by an ordinary resolution of an ordinary general meeting of shareholders;

..   through the TSE or other stock exchanges on which our shares are listed, or by way of tender offer, if authorized by a resolution of the board of directors provided that we have amended our Articles of Incorporation to enable the board to make such a resolution (an amendment to the Commercial Code which enables the above became effective in September 2003);

..   from a specific party, if authorized by a special resolution of an ordinary general meeting of shareholders; or

..   from subsidiaries, if authorized by a resolution of the board of directors.

When the repurchase is made by us from a specific party, as authorized by a special resolution of an ordinary general meeting of shareholders, any shareholder may make a demand to a director, five days or more prior to the relevant shareholders' meeting, that we also repurchase the shares held by that shareholder.

Repurchase of our own shares pursuant to an authorization of our ordinary shareholders' meeting from persons other than our subsidiaries must satisfy various specified requirements, including the requirement that the total amount of the repurchase price may not exceed the amount of the retained earnings available for annual dividend payments after taking into account a reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. If we repurchase shares from subsidiaries, the total amount of the repurchase price may not exceed the amount of the retained earnings available for interim dividend payments minus the amount of interim dividends, if paid. If it is anticipated that the net assets on our balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (1) through (8) in the fourth paragraph under "--Common Stock--Dividends," we may not repurchase our own shares.

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our own shares that we hold by a resolution of our board of directors. As of March 31, 2003, Mitsubishi Tokyo Financial Group, excluding its subsidiaries, owned 1,655.46 treasury shares.

Preferred Stock

The following is a summary of information concerning the shares of our preferred stock, including brief summaries of the relevant provisions of our Articles of Incorporation, the share handling regulations and the Commercial Code as currently in effect. The detailed rights of our preferred shares are set out in our Articles of Incorporation and the resolutions of our board of directors relating to the issuance of the relevant stock.

General

Under our Articles of Incorporation, we are authorized to issue four classes of preferred shares. Our preferred shares have equal preference over shares of common stock in respect of dividend entitlements and distribution upon our liquidation, but holders of the preferred shares are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under the Commercial Code. As of March 31, 2003, 81,400 shares of class 1 and 100,000 shares of class 2 preferred shares were outstanding, but there were no class 3 or class 4 preferred shares outstanding. We may, at any time, purchase and redeem, at fair value, any shares of preferred stock outstanding out of earnings available for distribution to shareholders.

Class 1 and class 3 preferred shares are not convertible into our common stock but are redeemable at our discretion. We may redeem shares of class 1 preferred shares at (Yen)3,000,000 per share, in whole or in part, on or after January 21, 2004. The redemption terms of class 3 preferred shares will be determined by the board of directors at the time of issuance of class 3 preferred shares. Class 2 and class 4 preferred shares are convertible into our common stock at the option of the holder during a conversion period. At the option of the holders, class 2 preferred shares are convertible into common stock from July 31, 2003 to July 31, 2008 at the conversion price of (Yen)1,357,559.2 per share for July 31, 2003 and (Yen)696,898.5 per share from August 1, 2003 to July 31, 2008. The conversion price will be revised annually on August 1 of each year from 2003 through 2007 to reflect, subject to certain adjustments, the average market closing price of our common stock on the TSE for the 30 business days starting from the 45th business day prior to the date of revision of the conversion price. The conversion price will not exceed the initial conversion price of (Yen)1,357,559.2 nor be below (Yen)696,898.5 unless certain events or circumstances arise. Class 2 preferred shares which are not converted at the option of the holders will be mandatorily converted into common stock on August 1, 2008, at the conversion price determined based on the average market closing price of the common stock traded on the TSE for the 30 business days starting from the 45th business day prior to the date of mandatory conversion. In the event the average market closing price is below (Yen)714,285, the conversion price will be (Yen)714,285. The conversion terms of class 4 preferred shares will be determined by the board of directors at the time of issuance of class 4 preferred shares.

Preferred Dividends

In priority to the payment of dividends to holders of our common stock, the amount of preferred dividends for class 1 preferred shares is (Yen)82,500 per share per fiscal year and for class 2 preferred shares is (Yen)16,200 per share per fiscal year. The amounts of the preferred dividends for class 3 and class 4 preferred shares are to be set by resolution of our board of directors at the time of issuance. The annual dividend per share may not exceed (Yen)250,000 per share per fiscal year for class 3 preferred shares and (Yen)125,000 per share per fiscal year for class 4 preferred shares. In the event that our board of directors determines to pay an interim dividend to holders of our common stock, we will, in priority to the payment of that interim dividend, pay a preferred interim dividend to holders of our preferred shares and the amount of that preferred interim dividend will be deducted from the preferred dividend payable on preferred shares in respect of the same fiscal year.

No payment of dividends on our preferred shares or any other shares can be made unless we have sufficient retained earnings and, in the case of annual preferred dividends, the shareholders at the relevant ordinary general meeting of shareholders or, in the case of preferred interim dividends, the board of directors, resolves to distribute the retained earnings.

Dividends on our preferred shares are non-cumulative. If the full amount of any dividend is not declared on our preferred shares in respect of any fiscal year, holders of our preferred shares do not have any right to receive dividends in respect of the deficiency in any subsequent fiscal year, and we will have no obligation to pay the deficiency or to pay any interest whether or not dividends are paid in respect of any subsequent fiscal year. The holders of our preferred shares are not entitled to any further dividends or other participation in or distribution of our profits.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, holders of our preferred shares will be entitled, equally in rank as among themselves, to receive out of our residual assets upon liquidation a distribution of
(Yen)3,000,000 per share for class 1 preferred shares, (Yen)2,000,000 per share for class 2 preferred shares and (Yen)2,500,000 per share in the case of each of the class 3 preferred shares and class 4 preferred shares before any distribution of assets is made to holders of our common stock. The holders of our preferred shares are not entitled to any further dividends or other participation in or distribution of our residual assets upon our liquidation.

Voting Rights

No holder of our preferred shares has the right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under the Commercial Code or other applicable law. Under the Commercial Code, holders of our preferred shares will be entitled to receive notice of, and have one voting right per preferred share at, our general meetings of shareholders:

  . from the commencement of our ordinary general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to such meeting; or

  . from the close of any ordinary general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at such meeting until such time as a resolution of an ordinary general meeting of shareholders declaring a preferred dividend is passed.

American Depositary Shares

The Bank of New York will issue the American depositary receipts, or ADRs. Each ADR will represent ownership interests in American depositary shares, or ADSs. Each ADS represents one thousandth of a share of our common stock. Each ADS is held by Bank of Tokyo-Mitsubishi, acting as custodian, at its principal office in Tokyo, on behalf of The Bank of New York, acting as depositary. Each ADS will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADS holders. The Bank of New York's corporate trust office is located at 101 Barclay Street, New York, New York 10286 and its principal executive office is located at One Wall Street, New York, New York 10286, U.S.A.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Bank of New York will actually be the registered holder of the common stock, so you will have to rely on it to exercise your rights as a shareholder. Our obligations and the obligations of The Bank of New York are set out in a deposit agreement among us, The Bank of New York and you, as an ADS holder. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR.

Share Dividends and Other Distributions

The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares of common stock or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The Bank of New York will convert any cash dividend or other cash distribution we pay on our common stock into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the United States. If that is not possible or if any approval from the Japanese government is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute the yen only to those ADS holders to whom it is possible to do so. The Bank of New York will hold the yen it cannot convert for the account of the ADS holders who have not been paid. It will not invest the yen and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid under Japanese law will be deducted. See "--Taxation--Japanese Taxation." The Bank of New York will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the relevant exchange rates fluctuate during a time when The Bank of New York cannot convert the Japanese currency, you may lose some or all of the value of the distribution.

Shares. The Bank of New York may distribute new ADSs representing any shares we may distribute as a dividend or free distribution, if we furnish The Bank of New York promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADSs. It will sell shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it distributes cash dividends. If The Bank of New York does not distribute additional ADSs, each ADS will also represent the new shares.

Rights to receive additional shares. If we offer holders of our common stock any rights to subscribe for additional shares of common stock or any other rights, The Bank of New York may, after consultation with us, make those rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or do not give these instructions, and The Bank of New York decides that it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds in the same way as it distributes cash dividends. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York makes rights available to you, upon instruction from you it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue ADSs to you. It will only exercise the rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after the exercise of the rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place. The Bank of New York will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the U.S. Securities Act with respect to a distribution to you. We will have no obligation to register under the Securities Act those rights or the securities to which they relate.

Other distributions. The Bank of New York will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us or The Bank of New York to make them available to you.

Deposit, Withdrawal and Cancellation

The Bank of New York will issue ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its corporate trust office to the persons you request.

In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York may issue ADSs before the deposit of the underlying shares. This is called a pre-release of ADSs. A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of the shares to close out a pre-release. The depositary may pre-release ADSs only on the following conditions:

..   Before or at the time of the pre-release, the person to whom the pre-release is made must represent to the depositary in writing that it or its customer, as the case may be, owns the shares to be deposited;

..   The pre-release must be fully collateralized with cash or collateral that the depositary considers appropriate;

..   The depositary must be able to close out the pre-release on not more than five business days' notice.

The pre-release will be subject to whatever indemnities and credit regulations that the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of a pre-release.

You may turn in your ADSs at the Corporate Trust Office of The Bank of New York's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by you and
(2) any other deposited securities underlying the ADS at the office of the custodian. Or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its Corporate Trust Office.

The ADSs may only be presented for cancellation and release of the underlying shares of common stock or other deposited securities in multiples of 1,000 ADSs. Holders of ADRs evidencing less than 1,000 ADSs will not be entitled to delivery of any underlying shares or other deposited securities unless such ADRs, together with other ADRs presented by the same holder at the same time, represent in the aggregate at least 1,000 ADSs. If any ADSs are surrendered but not cancelled pursuant to the preceding sentence, The Bank of New York will execute and deliver an ADR or ADRs evidencing the balance of ADSs not so cancelled to the person or persons surrendering the same.

Voting Rights

If you are an ADS holder on a record date fixed by The Bank of New York, you may instruct The Bank of New York to vote the shares underlying your ADSs at a meeting of our shareholders in accordance with the procedures set forth in the deposit agreement.

The Bank of New York will notify you of the upcoming meeting and arrange to deliver our voting materials to you. The notice shall contain (a) such information as is contained in such notice of meeting, (b) a statement that as of the close of business on a specified record date you will be entitled, subject to any applicable provision of Japanese law and our Articles of Incorporation, to instruct The Bank of New York as to the exercise of the voting rights, if any, pertaining to the amount of shares or other deposited securities represented by your ADSs, and (c) a brief statement as to the manner in which such instructions may be given, including an express indication that instructions may be given to The Bank of New York to give a discretionary proxy to a person designated by us. Upon your written request, received on or before the date established by The Bank of New York for such purpose, The Bank of New York shall endeavor in so far as practicable to vote or cause to be voted the amount of shares or other deposited securities represented by your ADSs in accordance with the instructions set forth in your request. So long as Japanese law provides that votes may only be cast with respect to one or more whole shares or other deposited securities, The Bank of New York will aggregate voting instructions to the extent such instructions are the same and vote such whole shares or other deposited securities in accordance with your instructions. If, after aggregation of all instructions to vote received by The Bank of New York, any portion of the aggregated instructions constitutes instructions with respect to less than a whole share or other deposited securities, The Bank of New York will not vote or cause to be voted the shares or other deposited securities to which such portion of the instructions apply. The Bank of New York will not vote or attempt to exercise the right to vote that attaches to the shares or other deposited securities, other than in accordance with the instructions of the ADS holders.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions as long as it has acted in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

                 ADR holders must pay:                                           For:
                 ---------------------                                           ----

$5.00 (or less) per 100 ADSs (or portion thereof)...... Each issuance of an ADS, including as a result of a distribution of shares or rights or other property

                                                        Each cancellation of an ADS, including if the
                                                        agreement terminates

$0.02 (or less) per ADSs............................... To the extent permitted by securities exchange on which the ADSs may be listed for trading any cash
                                                        payment

Registration or transfer fees.......................... Transfer and registration of shares on the share register of the foreign registrar from your name to the
                                                        name of The Bank of New York or its agent when
                                                        you deposit or withdraw shares

Expenses of The Bank of New York....................... Conversion of foreign currency to US dollars cable, telex and facsimile transmission expenses

Taxes and other governmental charges The Bank of
  New York or Bank of Tokyo-Mitsubishi, as
  custodian, have to pay on any ADS or share
  underlying an ADS, for example, stock transfer taxes,
  stamp duty or withholding taxes...................... As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The Bank of New York may refuse to transfer your ADSs or allow you to withdraw the deposited securities underlying your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:

..   reclassify, split up or consolidate any of our shares or the deposited securities,

..   recapitalize, reorganize, merge, liquidate, consolidate or sell all or substantially all of our assets or take any similar action, or

..   distribute securities on the shares that are not distributed to you,

then,

(1) the cash, shares or other securities received by The Bank of New York will become deposited securities and each ADS will automatically represent its equal share of the new deposited securities unless additional ADSs are issued; and

(2) The Bank of New York may, and will if we request, issue new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs, identifying the new deposited securities.

Amendment and Termination

We may agree with The Bank of New York to amend the deposit agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADS holders, it will only become effective three months after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended. However, no amendment will impair your right to receive the deposited securities in exchange for your ADSs.

The Bank of New York will terminate the deposit agreement if we ask it to do so, in which case it must notify you at least 30 days before termination. The Bank of New York may also terminate the deposit agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 60 days.

If any ADSs remain outstanding after termination, The Bank of New York will stop registering the transfers of ADSs, will stop distributing dividends to ADS holders and will not give any further notices or do anything else under the deposit agreement other than:

(1) collect dividends and distributions on the deposited securities,

(2) sell rights and other property offered to holders of deposited securities, and

(3) deliver shares and other deposited securities in exchange for ADSs surrendered to The Bank of New York.

At any time after one year following termination, The Bank of New York may sell any remaining deposited securities. After that, The Bank of New York will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The Bank of New York's only obligations will be to account for the money and other cash and with respect to indemnification and to retain depositary documents. After termination, our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

Limitations on Obligations and Liability to ADS Holders

The deposit agreement expressly limits our obligations and the obligations of The Bank of New York. It also limits our liability and the liability of The Bank of New York. We and The Bank of New York:

..   are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

..   are not liable if either is prevented or delayed by law, any provision of our Articles of Incorporation or circumstances beyond their control from performing their obligations under the deposit agreement;

..   are not liable if either exercises or fails to exercise discretion permitted under the deposit agreement;

..   have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party unless indemnified to their satisfaction; and

..   may rely upon any advice of or information from legal counsel, accountants, any person depositing shares, any ADS holder or any other person believed in good faith to be competent to give them that advice or information.

In the deposit agreement, we and The Bank of New York agree to indemnify each other for liabilities arising out of acts performed or omitted by the other party in accordance with the deposit agreement.

Requirements for Depositary Actions

Before The Bank of New York will issue or register transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, it may require:

..   payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities,

..   production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary, and

..   compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfers of ADSs generally when its transfer books are closed, when our transfer books are closed or at any time if it or we think it advisable to do so.

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

..   when temporary delays arise because: (1) The Bank of New York has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on the shares;

..   when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

..   when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Reports and Other Communications

The Bank of New York will make available for your inspection at its corporate trust office any reports and communications, including any proxy soliciting material, that it receives from us, if those reports and communications are both (a) received by The Bank of New York as the holder of the deposited securities and (b) made generally available by us to the holders of the deposited securities. If we ask it to, The Bank of New York will also send you copies of those reports it receives from us.

Inspection of Transfer Books

The Bank of New York will keep books for the registration and transfer of ADSs, which will be open for your inspection at all reasonable times. You will only have the right to inspect those books if the inspection is for the purpose of communicating with other owners of ADSs in connection with our business or a matter related to the deposit agreement or the ADSs.

C.  Material Contracts

Other than as described in this Annual Report, all contracts entered into by us since our establishment on April 2, 2001 were entered into in the ordinary course of business.

D.  Exchange Controls

Foreign Exchange and Foreign Trade Law

The Foreign Exchange and Foreign Trade Law of Japan, including related cabinet orders and ministerial ordinances, governs several aspects of the issuance of our shares and equity-related securities. It also applies in some cases to the acquisition and holding of our shares or ADSs representing such shares by non-residents of Japan and by foreign investors. Generally, the Foreign Exchange and Foreign Trade Law currently in effect does not affect the right of a non-resident of Japan to purchase or sell an ADR outside Japan for non-Japanese currency.

"Non-residents of Japan" are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Branches and other offices of Japanese corporations located outside Japan are treated as non-residents of Japan, but branches and other offices located within Japan of non-resident corporations are regarded as residents of Japan.

"Foreign investors" are defined as:

..   individuals not resident in Japan;

..   corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

..   corporations of which 50% or more of the shares are held by individuals not resident of Japan and corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

..   corporations, a majority of officers (or a majority of officers having the power of representation) of which are non-resident individuals.

Acquisitions of Shares

Under the Foreign Exchange and Foreign Trade Law, if a foreign investor acquires shares of stock of a Japanese company listed on any stock exchange in Japan or traded on the over-the-counter market in Japan, referred to as listed shares, from a resident of Japan, and, as a result of such acquisition, the foreign investor and related parties directly or indirectly hold 10% or more of the then total outstanding shares of the subject corporation, the foreign investor is generally required to file a report after the fact with the Minister of Finance and any other Ministers sharing jurisdiction over the business of the corporation. If the acquisition concerns national security or meets other conditions specified in the Foreign Exchange and Foreign Trade Law, the foreign investor must file a prior notification in respect of the proposed acquisition with the Ministers, and the Ministers may request a modification or prohibition of the proposed acquisition. If the foreign investor does not agree with the request, the Ministers may issue an order for the modification or prohibition of such acquisition.

A non-resident of Japan is generally not required to make prior notification or obtain prior approval of acquisitions of listed shares, although the Foreign Exchange and Foreign Trade Law provides the Ministry of Finance with the power, in exceptional circumstances, to require prior approval for any such acquisition from resident(s) by a non-resident of Japan.

The acquisition of shares by non-resident shareholders by way of stock splits is not subject to any of these notification and confirmation requirements.

Dividends and Proceeds of Sales

Under Japanese foreign exchange regulations currently in effect, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may be converted into any foreign currency and repatriated abroad.

Deposits and Withdrawals under American Depositary Facility

The deposit of shares with us, in our capacity as custodian and agent for the depositary, in Tokyo, the issuance of ADSs by the depositary to a non-resident of Japan in respect of the deposit and the withdrawal of the underlying shares upon the surrender of the ADSs are not subject to any of the formalities or restrictions referred to above. However, where as a result of a deposit or withdrawal the aggregate number of shares held by the depositary, including shares deposited with us as custodian for the depositary, or the holder surrendering ADSs, as the case may be, would be 10% or more of the total outstanding shares, a report will be required, and in specified circumstances, a prior notification may be required, as noted above.

Reporting of Substantial Shareholdings

Under Japan's Securities and Exchange Law, any person who becomes, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company which is listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan generally must report his or its share ownership to the Director of a relevant local finance bureau within 5 business days. A similar report must also be made in respect of any subsequent change of 1% or more in any previously reported holding or any change in material matters set out in reports previously filed, with some exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of warrants (including stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each ownership report must also be furnished to the issuer of such shares and to all Japanese stock exchanges on which the shares are listed or, in the case of shares traded over-the-counter, the Japan Securities Dealers Association.

E.  Taxation

Japanese Taxation

The following sets forth the material Japanese tax consequences to owners of shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable, which we refer to as "non-resident holders" in this section. The statements regarding Japanese tax laws below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date of this Annual Report and are subject to changes in the applicable Japanese laws, double taxation treaties, conventions or agreements or interpretations thereof occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident and any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

For the purpose of Japanese tax law and the Tax Convention (as defined below), a U.S. holder of ADSs will be treated as the owner of the shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 10% for dividends to be paid on or before December 31, 2003, 7% for dividends to be paid between January 1, 2004 and March 31, 2008 and 15% thereafter, except for dividends paid to any individual non-resident holder who holds 5% or more of our issued shares for which the applicable rate is 20%. Japan has income tax treaties, conventions or agreements whereby this withholding tax rate is set at, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Japanese tax law provides in general that if the Japanese statutory rate is lower then the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.

The Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, which we refer to as the Tax Convention, established the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate for U.S. shareholders and U.S. holders of ADSs is generally set at 15% of the gross amount distributed. However, the maximum rate is 10% of the gross amount distributed if the recipient is a corporation and (1) during the part of the paying corporation's taxable year, which precedes the date of payment of the dividend and during the whole of its prior taxable year, if any, at least 10% of the voting shares of the paying corporation were owned by the recipient corporation, and (2) not more than 25% of the gross income of the paying corporation for such prior taxable year, if any, consisted of interest or dividends as defined in the Tax Convention.

Non-resident holders of shares who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide this application service for the non-resident holders. Non-resident holders who do not submit an application in advance will generally be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

Gains derived from the sale or other disposition of shares or ADSs within or outside Japan by a non-resident holder are not, in general, subject to Japanese income or corporation taxes or other Japanese taxes.

Any deposits or withdrawals of shares by a non-resident holder in exchange for ADSs are not subject to Japanese income or corporation tax.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired shares or ADSs as legatee, heir or donee, even if neither the individual nor the decedent nor the donor is not a Japanese resident.

U.S. Taxation

The following sets forth the material United States federal income tax consequences of the ownership of shares and ADSs by a U.S. holder, as defined below. This summary is based on United States federal income tax laws, including the United States Internal Revenue Code of 1986, or the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the Tax Convention, all of which are subject to change, possibly with retroactive effect.

The following summary is not a complete analysis or description of all potential United States federal income tax consequences to a particular U.S. holder. It does not address all United States federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities, tax-exempt entities, non-U.S. persons, persons holding a share or an ADS as part of a "straddle," "hedge," conversion or integrated transaction, holders whose "functional currency" is not the US dollar, holders liable for alternative minimum tax and holders of 10% or more of our voting shares) are subject to special tax treatment. This summary does not address any foreign, state, local or other tax consequences of investments in our shares or ADSs.

This summary addresses only shares or ADSs held as capital assets.

As used herein, a "U.S. holder" is a beneficial owner of shares or ADSs, as the case may be, that is, for U.S. federal income tax purposes:

..   a citizen or resident of the United States,

..   a corporation created or organized under the laws of the United States or any political subdivision thereof,

..   an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

..   a trust

  . which is subject to the supervision of a court within the United States and the control of one or more United States persons as described in
     Section 7701(a)(30) of the Code; or

  . that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

We urge U.S. holders to consult their own tax advisors concerning the United States federal, state and local and other tax consequences to them of the purchase, ownership and disposition of shares or ADSs.

This summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with their respective terms. For United States federal income tax purposes, holders of ADSs will be treated as the owners of the shares represented by the ADSs. The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion on the creditability of Japanese taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

Special adverse United States federal income tax rules apply if a U.S. holder holds shares or ADSs of a company that is treated as a "passive foreign investment company" (a "PFIC") for any taxable year during which the U.S. holder held shares or ADSs. Based upon proposed Treasury Regulations which are not yet in effect but are proposed to become effective for taxable years beginning after December 31, 1994 or, for electing taxpayers, for taxable years beginning after December 31, 1986, and upon certain management estimates, we do not expect Mitsubishi Tokyo Financial Group, Inc. to be a PFIC for United States federal income tax purposes in the current year or in future years. However, there can be no assurance that the described proposed regulations will be finalized in their current form, and the determination of whether Mitsubishi Tokyo Financial Group, Inc. is a PFIC is based upon, among other things, the composition of our income and assets and the value of our assets from time to time.

Taxation of Dividends

U.S. holders will include the gross amount of any distribution received with respect to shares or ADSs (before reduction for Japanese withholding taxes), to the extent paid out of the current or accumulated earnings and profits (as determined for United States federal income tax purposes) of Mitsubishi Tokyo Financial Group, Inc., as ordinary income in their gross income. Dividends received by a U.S. holder will not be eligible for the "dividends-received deduction" allowed to United States corporations in respect of dividends received from other United States corporations. To the extent that an amount received by a U.S. holder exceeds such holder's allocable share of our current earnings and profits, such excess will be applied first to reduce such holder's tax basis in its shares or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares or ADSs. Then, to the extent such distribution exceeds such U.S. holder's tax basis, such excess will be treated as capital gain. The amount of the dividend will be the US dollar value of the Japanese yen payments received. This value will be determined at the spot Japanese yen/US dollar rate on the date the dividend is received by the depositary in the case of U.S. holders of ADSs, or by the shareholder in the case of U.S. holders of shares, regardless of whether the dividend payment is in fact converted into US dollars at that time. If the Japanese yen received as a dividend are not converted into US dollars on the date of receipt, a U.S. holder will have basis in such Japanese yen equal to their dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the Japanese yen will generally be treated as U.S. source ordinary income or loss.

Subject to certain limitations, the Japanese tax withheld will be creditable against the U.S. holder's United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will constitute "passive income" or, in the case of certain U.S. holders, "financial services income."

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act") affects the taxation of dividends. The Act eliminates the tax rate difference between "qualified dividends" and capital gains for United States individual investors. Qualified dividends include dividends received from both domestic corporations and "qualified foreign corporations." Qualified foreign corporations include those corporations eligible for the benefits of an income tax treaty with the U.S. Dividends received by U.S. investors from a foreign corporation that was a foreign investment company (under Section 1246(b) of the Code), a passive foreign investment company (under Section 1297 of the Code) or a foreign personal holding company (under Section 552 of the Code) in either the taxable year of the distribution or the preceding taxable year are not qualified dividends. We believe that Mitsubishi Tokyo Financial Group, Inc. is a qualified foreign corporation and that dividends received by U.S. investors with respect to shares or ADSs of Mitsubishi Tokyo Financial Group, Inc. will be qualified dividends. Note that these provisions do not effect dividends received by non-U.S. investors.

Taxation of Capital Gains

Upon a sale or other disposition of shares or ADSs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the US dollar value of the amount realized and the U.S. holder's tax basis, determined in US dollars, in such shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder's holding period for such shares or ADSs exceeds one year. A U.S. holder's adjusted tax basis in its shares or ADSs will generally be the cost to the holder of such shares or ADSs. Any such gain or loss realized by a U.S. holder upon disposal of the shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Any deposits and/or withdrawals of shares made with respect to ADSs are not subject to United States federal income tax.

Information Reporting and Backup Withholding

Dividends paid on shares or ADSs to a U.S. holder, or proceeds from a U.S. holder's sale or other disposition of shares or ADS, may be subject to information reporting requirements. Those dividends or proceeds from sale or disposition may also be subject to backup withholding unless the U.S. holder:

..   is a corporation or comes within some other categories of exempt recipients, and, when required, demonstrates this fact, or

..   provides a correct taxpayer identification number on a properly completed
    U.S. Internal Revenue Service Form W-9 or substitute form, certifies that the U.S. holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against the U.S. holder's United States federal income tax liability or refundable to the extent that it exceeds such liability if the U.S. holder provides the required information to the Internal Revenue Service. If a U.S. holder is required to and does not provide a correct taxpayer identification number, the U.S. holder may be subject to penalties imposed by the Internal Revenue Service.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We file periodic reports and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices. Please call the SEC at 1-800-732-0330 for further information on the operation of its public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at http://www.mtfg.co.jp.

I.  Subsidiary Information

Please refer to discussion under "Item 4.C. Information on the Company--Organizational Structure."

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

Rapid and extensive changes in the Japanese banking environment make risk management a continual challenge. Many of these changes arise from continuing economic and financial globalization and further advances in information technology. Our business opportunities are expanding and competition is increasing. We are affected by ongoing reforms in the Japanese financial system, such as changes that allow for the integration of operations, business alliances across different industries and new entrants into the industries in which we participate. These and other changes contribute to the risks we face.

We face credit risks, market risks, liquidity risks, operations risks, information security risks and other risks. We seek to manage all of these risks through our risk management system. The risks we face may be broadly divided into two types. One type consists of credit and market risks that are inherent in our profit-seeking activities. The second type involves risks associated with our own operations. Our management goal is to achieve a balance between earnings and risks. For this purpose, we have instituted an integrated risk management policy throughout our group to identify, quantify, control, monitor and manage risk using consistent standards and techniques in each of our businesses.

Risk Management System

We have an integrated risk management framework. The holding company and each of the subsidiary banks have their own chief risk officers and risk management divisions.

We determine our group-wide risk management policy at the holding company level, and our subsidiary banks implement the policy accordingly. The holding company seeks to raise group-wide risk awareness, integrate and improve the group's risk management framework, allocate risk capital appropriately and eliminate specific concentrations of risk. Our board of directors is responsible for our group-wide risk management and control principles, and the boards of directors of our subsidiary banks are responsible for the respective bank's risk management and control principles.

Our corporate risk management committee, which is a subcommittee of our executive committee, reviews and evaluates key risks relating to the group. Our corporate risk management division, which reports directly to the chief risk management officer and the corporate risk management committee, monitors the risks in the day-to-day operations of the group as a whole. Other committees, offices and divisions at each of our subsidiary banks monitor and manage their own risks.

Integrated Risk Management

We employ a capital allocation system that assists us in managing our risks in relation to our profit targets and expected returns. We allocate economic capital to each of our subsidiary banks based on quantitative risk, type of risk and type of operation. Economic capital is calculated from credit risk, market risk, operational risk and stock portfolio risk. Capital allocation decisions are made semiannually in consultation with our subsidiary banks, and we monitor and manage these allocations constantly. We adopted a risk adjusted performance measurement as our management tool. This measurement enables us to better assess our profitability and efficiency relative to our risks.

Credit Risk Management

Credit risk is the risk that we will be unable to collect the amount due to us on the due date of a particular obligation as a result of the deterioration of the borrower's financial condition. Credit risk is realized when a credit instrument previously extended to a borrower loses part or all of its value. This in turn exposes us to financial loss. We have established an internal framework to maintain our asset quality, manage credit risk exposure and achieve earnings commensurate with the risks undertaken by us.

Quantitative Analysis of Credit Risk

Using a highly complex model, we analyze our credit risk quantitatively. This model measures credit risk based on historical data relating to credit amounts, default rates and recovery rates that we have collected from our subsidiary banks and takes into account the correlation among borrowers' default probabilities. We manage our credit risk based upon this analysis.

Portfolio Management

We work to achieve earnings commensurate with the risk levels undertaken by us. Our strategy is to price our products based upon expected losses, as determined in accordance with our internal credit rating system. At the same time, by monitoring loan amounts and credit exposure by credit rating, type of business and region, we seek to avoid a concentration of our credit risks in specific categories.

We have a specialized unit that sets credit ceilings by country to address and manage country risk. We regularly review these credit ceilings and adjust them when credit conditions change materially in any country.

Credit Risk Management System

We closely monitor and supervise the credit portfolios of our subsidiary banks. We seek to identify problem credits at an early stage. We use the same credit rating and self-assessment system for our subsidiary banks, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank.

Under our credit risk management system, each subsidiary bank manages its own credit risk on a global consolidated basis, and we oversee and manage credit risks on a group-wide basis.

At each of our subsidiary banks, we have in place a system of checks and balances in which a credit administration section that is independent of the business development sections screens individual transactions and manages the extension of credit. Additionally, our management regularly holds investment and financial meetings and credit and investment council meetings to review important matters related to credit risk management.

Credit Rating System

We use a credit rating system with a scale of 1 to 15 to evaluate credit risk, as set out in the table below. Based on this system, we conduct a self-assessment of our assets and a quantitative risk measurement of credit risk, manage our loan portfolio and determine our pricing strategy. The credit rating system, which is based on the concept of probabilities of default, is consistent with both the method of evaluating credit risk under the new Basel Capital Accord and those of third-party credit rating agencies. Our credit rating system is also designed to conform to the regulatory authorities' risk grading standards for classified loans. With respect to country risk, we assess each country using ten alphanumeric grades and determine a country risk rating.

                                                  Credit rating
               ---------------------------------------------------------------------------------
                1-9       10-12                   13                       14               15
               ------ -----------    -------------------------    ------------------    --------
Borrower grade Normal Close Watch(1) Likely to Become Bankrupt(2) Virtually Bankrupt(3) Bankrupt(3)

--------
(1) Borrowers classified as "Close Watch" require close scrutiny because their business performance is unstable or their financial condition is unfavorable. Borrowers ranked 10, 11, and 12 correspond with "Needs Attention" and borrowers ranked 12 also correspond with "Special Attention," a subcategory of "Needs Attention," under the Financial Services Agency's classification.
(2) Borrowers classified as "Likely to Become Bankrupt" are not yet bankrupt, but are in financial difficulty with poor progress in achieving their business restructuring plans or are likely to become bankrupt in the future. Borrowers ranked 13 correspond with "In Danger of Bankruptcy" under the Financial Service Agency's classification.
(3) Borrowers classified as "Virtually Bankrupt" and "Bankrupt" are considered to be virtually bankrupt or are legally bankrupt. Borrowers ranked 14 and 15 correspond with "De Facto Bankrupt" and "Bankrupt," respectively, under the Financial Services Agency's classification.

Our subsidiary banks perform a detailed assessment of all borrowers that commences at the end of June and December of each year. In addition, credit officers constantly monitor changes in all of our customers' creditworthiness. These detailed reviews form an integral part of our overall control process to ensure that all loans are properly evaluated as part of the ongoing review process. Our credit officers are required to assess the ratings of all borrowers semiannually during the three month periods from June and December each year to the balance sheet dates in response to events that occur during the intervening periods including bankruptcies, past due principal or interest, downgrades of external credit ratings, declines in stock price, business restructurings and other events. During the periods from June and December to the balance sheet dates, our subsidiary banks' credit officers are also required to regularly report changes in (1) all borrowers' ratings, (2) the value of collateral or guarantees of all borrowers classified under the Financial Service Agency's classification as "Needs Attention," "Special Attention," "In Danger of Bankruptcy," "De Facto Bankrupt," and "Bankrupt" and
(3) outstanding balance of credit of all borrowers other than borrowers classified as "Normal."

Reduction of Problem Loans

In April 2001, the Japanese government urged major banks to remove from their balance sheets nonperforming loans classified as "In Danger of Bankruptcy" or below existing as of the end of September 2000 within two years and newly identified nonperforming loans within three years. In April 2002, the Financial Services Agency announced a directive that banks, in relation to the three-year framework above, take measures to, in principle, remove one-half of their nonperforming loans within a year and a major portion of them (i.e., approximately 80%), within two years. For a detailed discussion of our problem loans, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

We have made the reduction of problem loans one of our top priorities and have aggressively disposed of problem loans by, among other measures, selling them to the RCC, which was established by the Japanese Government to purchase problem loans.

Risk Management of Strategic Equity Portfolio

Through our banking subsidiaries, we hold shares in some of our clients for strategic purposes, in particular to maintain long-term relationships with these clients. These investments have the potential to increase business revenues and to appreciate in value.

At the same time, there is a risk that we will suffer losses on shares held for strategic purposes. Price fluctuation is an inherent risk in equity investment. We regard the management of this risk as essential. We are seeking to lower our exposure to this risk by reducing the amount of shares we hold for strategic purposes.

Reducing the amount of shares held for strategic purposes and thereby minimizing the risk of price declines has become a pressing issue for banks in Japan. Reductions have become necessary to manage risks effectively and to comply with the law to limit the shareholdings of banks. The law requires banks to reduce the balance of their shares to a level below the level of their Tier I capital by September 2006.

In addition to the disposition of shares undertaken to satisfy legal requirements, we carry out a quantitative analysis of the risks related to our strategically-held shares from a risk management viewpoint. According to our calculations, the market value of our total strategically-held shares as of March 31, 2003 increases or decreases approximately (Yen)3.9 billion when the TOPIX Index moves one percentage point upward or downward.

We monitor the amount of strategically-held shares to maintain quantitative risks at an appropriate level in relation to our Tier I capital and to achieve earnings that compensate for the risks undertaken by us.

Market Risk Management

Market risk is the risk that the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices or foreign exchange rates.

Market Risk Management System

Through our market risk management system, we monitor our overall market risks at the holding company level, while our subsidiary banks manage the market risks related to their own trading and non-trading activities on a global consolidated basis.

Market Risk Management Process at Subsidiary Banks

At each of our subsidiary banks, we maintain checks and balances through a system in which back and middle offices operate independently from front offices. In addition, ALM committee and ALM council meetings are held at Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, respectively, every month to review important matters related to market risk and control.

Our subsidiary banks have established quantitative limits relating to market risk based on their allocated economic capital. In addition, in order to keep losses within predetermined limits, our subsidiary banks have established stop-loss rules which set limits for the maximum amount of losses arising from market activities.

Market Risk Management and Control

Market risk is managed quantitatively through methods such as value at risk, or VaR, and stress testing as well as qualitatively by ensuring that appropriate processes and systems are in place for data management, reporting and evaluation. Various risk profiles are analyzed and evaluated and findings are reported to the executive committee and the corporate risk management committee of the holding company.

Our subsidiary banks set the quantitative limits for market risk and stop loss and their middle offices monitor these limits on a daily basis. The middle office of the holding company monitors our subsidiary banks' control over their limits and reports to its chief risk management officer on a daily basis as well.

In addition, with respect to the operation of each of their business units, each of our subsidiary banks manage the market risks relating to our assets and liabilities, such as interest rate risk and exchange rate risk, by entering into various hedging transactions using marketable securities and derivatives, including futures, options and swaps. For a detailed discussion of the financial instruments employed as part of our risk management strategy, see
Note 23 to our consolidated financial statements.

Market Risk Measurement

Market risks consist of general risks and specific risks. General market risks result from changes in entire markets, while specific risks relate to changes in the prices of individual stocks and bonds which are independent from the overall direction of the market.

To measure general market risk, we use the VaR technique to estimate changes in the market value of portfolios within a certain period by statistically analyzing past market data. We use the VaR technique to monitor and manage market risks quantitatively on a daily basis, taking into account risk diversification effects among all of our portfolios.

Our model for calculating our overall VaR uses a variance/covariance matrix of approximately 680 risk factors with statistical data based on three years of historical data. It takes into account the correlation among risk factors and estimates non-linear option risks using a scenario or simulation approach. We use this system to analyze our overall market risk profile as well as that of each of our subsidiary banks.

We also conduct stress testing and backtesting. Some market situations are extremely difficult to predict and some events are statistically very infrequent. Stress testing uses scenarios that estimate the amount of loss likely to be incurred by a portfolio in such situations or as a result of such events. Backtesting is a method that verifies the reliability of risk-calculation models by retrospectively comparing estimates of risk with the gains and losses produced by actual market movements.

In addition to measuring the market risk for our business as a whole, our subsidiary banks also measure their own risk independently with their internal models. This allows each of our subsidiaries to manage their own risk internally and to calculate their equity capital ratios based on the applicable Basel Capital Accord. Our subsidiary banks also conduct independent stress testing and backtesting using their own models.

We plan to apply a historical simulation approach to all of our risk categories in the future, in order to supplement the variance/covariance method currently being used. We are continuously seeking to improve the quality of our market risk management.

Illustrations of Market Risks in the Fiscal Year Ended March 31, 2003

Trading Activities

The VaR for our total trading activities in the fiscal year ended March 31, 2003 is presented in the table below. Quantitative market risks as of March 31, 2003 were lower in most categories compared to those as of March 31, 2002. As of March 31, 2003, market risks related to interest rate, equities and commodities had decreased, while risk related to foreign exchange rates increased. On a daily average basis, market risks related to interest rate, equities and commodities decreased while risk related to foreign exchange rates increased slightly.

                                          (April 2002--March 2003)(1)
                                -----------------------------------------------
                                                 (in billions)
VaR for Trading Activities
   Risk category:               Daily average   High       Low    March 31, 2003
   --------------               ------------- --------- --------- --------------
   Interest rate...............  (Yen) 1.46   (Yen)2.52 (Yen)0.93   (Yen) 1.01
   Of which, yen...............        0.52        1.05      0.19         0.39
   Of which, US dollars........        0.66        1.39      0.33         0.40
   Foreign exchange............        0.80        1.56      0.20         1.04
   Equities....................        0.63        1.44      0.27         0.31
   Commodities.................        0.14        0.28      0.05         0.08
   Less diversification effect.       (0.48)         --        --        (0.38)
                                 ----------   --------- ---------   ----------
       Total...................  (Yen) 2.55   (Yen)3.59 (Yen)1.73   (Yen) 2.06
                                 ==========   ========= =========   ==========

                                          (April 2001--March 2002)(1)
                                -----------------------------------------------
                                                 (in billions)
VaR for Trading Activities
   Risk category:               Daily average   High       Low    March 31, 2002
   --------------               ------------- --------- --------- --------------
   Interest rate...............  (Yen) 1.90   (Yen)3.29 (Yen)1.09   (Yen) 1.18
   Of which, yen...............        0.96        1.70      0.46         0.79
   Of which, US dollars........        0.89        1.85      0.30         0.44
   Foreign exchange............        0.69        1.79      0.20         0.41
   Equities....................        0.78        1.52      0.45         0.75
   Commodities.................        0.17        0.39      0.08         0.18
   Less diversification effect.       (0.52)         --        --        (0.38)
                                 ----------   --------- ---------   ----------
       Total...................  (Yen) 3.02   (Yen)4.58 (Yen)2.10   (Yen) 2.14
                                 ==========   ========= =========   ==========

--------
(1) Based on a one-day holding period, with a confidence interval of 99% based on three years of historical data. The highest and lowest VaR were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The daily average VaR by quarter in the fiscal year ended March 31, 2003 was as follows:

                   Quarter                 Daily average VaR
                   -------                 -----------------
                   April - June 2002...... (Yen)2.70 billion
                   July - September 2002.. (Yen)2.93 billion
                   October - December 2002 (Yen)2.39 billion
                   January - March 2003... (Yen)2.16 billion

Quantitative market risks fluctuate throughout the year, reflecting the reaction of trading activities to market volatility. Although market conditions were often volatile during the fiscal year ended March 31, 2003, our trading-related revenue was relatively stable, with positive trading-related revenue recorded for 203 of 260 trading days during this period. Furthermore, the amount of trading-related revenue per day was kept within a stable range, with only 19 days of positive revenue and four days of negative revenue exceeding (Yen)1 billion.

Backtesting

We conduct backtesting in which estimated quantitative risks are compared to actual realized and unrealized losses in order to verify the accuracy of our VaR measurement model. Actual losses never exceeded VaR in our backtesting of trading days in the fiscal year ended March 31, 2003. This means that our VaR model provided reasonably accurate measurements during the fiscal year ended March 31, 2003.

Stress Testing

We calculate, on a daily basis, the possible losses of our current positions in each market sector, applying the greatest one-day volatility recorded to date. As of March 31, 2003, we held a total trading activity position of (Yen)17.4 billion of possible loss of trading positions.

Capital Charges for Market Risk

The market risk regulations stipulated in the Basel Capital Accord require us to include the effects of market risk in calculating capital adequacy ratios. Both subsidiary banks use an internal model approach to calculate general market risks and a standardized approach to calculate specific market risks. In applying the internal model approach, our subsidiary banks are required to meet qualitative and quantitative criteria. Internal and external examinations have demonstrated that both banks' systems have been able to meet these strict requirements.

Non-trading Activities

VaR for our total non-trading activities as of March 31, 2003, excluding market risks related to our strategic equity portfolio and measured using the same standard as used for trading activities, was (Yen)23.35 billion, a (Yen)4.12 billion decrease from March 31, 2002. In the fiscal year ended March 31, 2003, interest rate risks increased (Yen)0.62 billion, while forex-related market risks and equities-related risks declined (Yen)3.62 billion and (Yen)1.94 billion respectively as a result of the decrease in exposure.

Interest rate risks accounted for approximately 95% of our non-trading activity market risks, excluding the forex-related market risks related to converting foreign currency-denominated assets in Argentina to pesos, as required by Argentina regulations. In the fiscal year ended March 31, 2003, the daily average interest rate VaR totaled (Yen)21.21 billion, with the highest recorded VaR being (Yen)25.97 billion and the lowest being (Yen)16.87 billion.

The daily average interest rate VaR by quarter in the fiscal year ended March 31, 2003 was as follows:

                   Quarter                 Daily average VaR
                   -------                 ------------------
                   April - June 2002...... (Yen)19.55 billion
                   July - September 2002.. (Yen)21.74 billion
                   October - December 2002 (Yen)22.41 billion
                   January - March 2003... (Yen)21.11 billion

We analyze interest rate risks by major currencies compared to the previous fiscal year. The Japanese yen interest rate risk ratio as of March 31, 2003 decreased significantly from 46% to 28%, while US dollar-related interest rate risk ratio increased from 44% to 50% and euro-related interest rate risk increased from 7% to 20%, each as compared to March 31, 2002.

Operational Risk Management

Operational risk refers to losses sustained due to defective internal control systems and disasters and other external factors. The need for the establishment of an operational risk management system is growing as operational risk loss incidents continue to occur not only at financial institutions but at other companies as well. In response to this need, the Basel Committee on Banking Supervision requires banks to charge operational risks to capital in the New Basel Capital Accord. We deal with a wide variety of risks including those related to liquidity, operations, information security, staff management, criminal activity, transactions with customers, legal and compliance matters, disasters, strategy and business management, regulation changes and business reputation. To manage group-wide operational risk, we are developing a risk management system that includes operational risk identification, assessment, control and monitoring.

Liquidity Risk Management

Liquidity risk is mainly the risk of incurring losses if a poor financial position hampers our subsidiaries' ability to cover funding requirements. Our subsidiary banks maintain appropriate liquidity in both Japanese yen and foreign currencies. Our subsidiary banks manage the daily funding mechanism and the funding sources, such as liquidity gap, liquidity-supplying products such as commitment lines and buffer assets. In the fiscal year ended March 31, 2003, although there was a general decline in the price of our stock, we did not experience any problems with our funding.

In relation to our total liquidity risk, we have established the following categories to assess group-wide liquidity risks: Normal, Pre-Concern, With-Concern and Critical. The front offices and risk management offices of the holding company and of our subsidiary banks exchange information and data on cash flows even at the Normal stage. At higher alert stages, we centralize group-wide information about cash flow information and liquidity risk. We have also established a system for liaison and consultation on funding in preparation for emergencies, such as catastrophies, wars and terrorist attacks.

Operations Risk Management

Operations risk is the risk that we will incur losses because our management or our employees fail to perform their jobs properly, cause accidents or engage in improprieties. To reduce operations risk, our subsidiary banks endeavor to ensure the strict observance of procedures and rules, use automation and systems to reduce manual work and enhance systems for the management of cash and other instruments that require physical handling. They also provide operational counseling and have implemented cross-checking measures such as internal audits. We share data on operational incidents internally to prevent the recurrence of similar events.

Information Security Risk Management

Information security risk management refers to information systems designed to protect the group from losses that could result from the alteration, wrongful use, loss or unauthorized disclosure of information and from the destruction, malfunction or wrongful use of information systems. When developing any information system, we perform tests designed to prevent breakdowns. In addition, we have in place measures designed to minimize the effects of a system breakdown, including contingency plans, failsafe mechanisms and disaster prevention training. To safeguard customer information, we have taken steps to prevent unauthorized infiltration of our computer systems and to strictly guard confidentiality. We share data on system breakdowns and information security incidents internally to help prevent the recurrence of similar events.

Compliance

We consider compliance to be one of the most important considerations in conducting our businesses. As such, we regularly review our compliance systems and seek enhancements throughout our organization. Our holding company actively participates in the planning of our overall compliance efforts and continuously monitors and supervises the status of these efforts. We have a committee, which includes directors in charge of compliance at the holding company and our subsidiary banks, that holds quarterly meetings and considers items needed to improve and strengthen our overall compliance framework. In addition, the holding company's compliance advisory committee, which is composed of external experts in the fields of law and accounting, also aims to improve the effectiveness and transparency of our compliance efforts by making relevant proposals to the board of directors of our holding company.

Our subsidiary banks each maintain an office dedicated to the coordination of compliance-related activities. These offices seek to raise staff awareness of compliance issues by implementing compliance programs and issuing and updating compliance manuals that explain relevant legal requirements and internal rules, as well as through various staff training sessions. Compliance committee meetings are held at regular intervals to confirm the bank's compliance status and to discuss related topics. Compliance officers are appointed at all of our domestic and overseas headquarters and branch offices to perform periodic self-assessment and training. Independent checks are performed by separate internal audit sections to assess the effectiveness of our compliance measures.

Internal Audit

An internal audit is the process by which the internal auditing sections independently verify the adequacy and effectiveness of the internal control systems of our compliance and business operations. The audit office of the Bank of Tokyo-Mitsubishi and the audit division of Mitsubishi Trust Bank are independent of the activities which they audit. They monitor the risk management process in our business operations and evaluate the effectiveness of our internal control systems. These sections seek to improve and correct any problem or issue identified.

In establishing efficient and effective audit work schedules, the type and magnitude of the risks involved are considered in determining the frequency and depth of the audit activities. In the audit and compliance division of the holding company, we have a monitoring group which evaluates and verifies the appropriateness and effectiveness of internal control structures, including our risk management structure. As a core component of its activities, we utilize process-oriented audits, in accordance with the internal control framework advocated by the Committee of Sponsoring Organizations of the Treadway Commission, to ensure the effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations. We have carried out audit-related joint projects with our subsidiary banks, including business integration audits, establishment of general audit guidelines and joint training programs.

We have a committee, which includes directors in charge of internal audit and compliance at the holding company and our subsidiary banks, that holds quarterly meetings. This committee discusses our internal audit structure and important policies for the group. The committee also reviews various projects and, if appropriate, promotes them group-wide.

Item 12. Description of Securities Other Than Equity Securities.

Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer, or CEO, the Co-Chief Executive Officer, or Co-CEO, and Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures as of a date within ninety days prior to the filing date of this Annual Report. Based on the evaluation, the CEO, Co-CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Subsequent to the date of their evaluation, there were no significant changes in our internal controls or in other factors that could significantly affect the disclosure controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16.A. Audit Committee Financial Expert.

For the fiscal year ended March 31, 2003, compliance was not required.

Item 16.B. Code of Ethics.

For the fiscal year ended March 31, 2003, compliance was not required.

Item 16.C. Principal Accountant Fees and Services.

For the fiscal year ended March 31, 2003, compliance was not required.

Item 16.D. Exemptions from the Listing Standards for Audit Committees.

For the fiscal year ended March 31, 2003, compliance was not required.

                                   PART III

Item 17. Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18. Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19. Exhibits.

Exhibit                                             Description
-------                                             -----------

   1(a) Articles of Incorporation of Mitsubishi Tokyo Financial Group, Inc., as amended and restated on June
        27, 2003.

   1(b) Corporation Meetings Regulations of Mitsubishi Tokyo Financial Group, Inc., as adopted on April 2,
        2001.*

   1(c) Board of Directors Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended on June 27,
        2002.*

   1(d) Share Handling Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended and restated on
        July 1, 2003.

   2(a) Form of stock certificates.

   2(b) Form of American Depositary Receipt.**

   2(c) Deposit Agreement, dated as of April 2, 2001, among Mitsubishi Tokyo Financial Group, Inc., The
        Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder.**

   2(d) Indenture dated as of October 11, 1995 between MBL International Finance (Bermuda) Trust, The
        Mitsubishi Bank, Limited and The Bank of New York, and First Supplemental Indenture dated as of
        April 2, 2001 between MBL International Finance (Bermuda) Trust, The Bank of Tokyo-Mitsubishi,
        Ltd. (as successor to The Mitsubishi Bank, Limited), Mitsubishi Tokyo Financial Group, Inc. and The
        Bank of New York.*

   4(a) Plan of Reorganization for business combination by and among Bank of Tokyo-Mitsubishi,
        Mitsubishi Trust Bank and Nippon Trust Bank.*

   4(b) Merger Agreement, dated as of April 8, 2002, among KOKUSAI Securities Co., Ltd., Tokyo-
        Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi Personal Securities Co., Ltd. and Issei Securities
        Co., Ltd.*

   8    Subsidiaries of the Company--see "Item 4.C. Information on the Company--Organizational
        Structure."

  31    Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR
        240.15d-14(a)).

  32    Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR
        240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.
        1350).

  99    Consent of Auditors.

--------
* Incorporated by reference from the Annual Report on Form 20-F filed on August 12, 2002.
** Incorporated by reference from the Registration Statement on Form F-6 (Reg.
   No. 333-13338) filed on April 2, 2001.

                           SELECTED STATISTICAL DATA

Due to close integration of foreign and domestic activities, it is difficult to make a precise determination of assets, liabilities, income and expenses of our foreign operations. The foreign operations as presented include the business conducted by overseas subsidiaries and branches, and the international business conducted by the several international banking related divisions headquartered in Japan. Our management believes that the results appropriately represent our domestic and foreign activities.

During the fiscal year ended March 31, 2003, the Bank of Japan changed the industry segment loan classification. Such change primarily includes an introduction of new "Communication and information services" category. Due to the introduction of the new category, certain businesses previously included in "Manufacturing," "Services," and "Other" industries were reclassified into "Communication and information services." This change is expected to bring more transparent and detailed description of loan portfolio. In response to the change, we modified the loan reporting system. For the purpose of comparison, we provide the information by industry segment as of March 31, 2003, including
III. Loan Portfolio and IV. Summary of Loan Loss Experience, based on both old and new industry segment classification.

I. Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the last three fiscal years. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

                                               Years ended March 31,
                                     ---------------------------------------
                                                      2001
                                     --------------------------------------
                                         Average                     Average
                                         balance         Interest     rate
                                     ---------------  -------------- -------
                                        (in millions, except percentages)
Assets:
Interest-earning assets:
 Interest-earning deposits in
  other banks:
   Domestic......................... (Yen)   402,084  (Yen)   14,013  3.49%
   Foreign..........................       5,275,074         222,613  4.22
                                     ---------------  --------------
    Total...........................       5,677,158         236,626  4.17
                                     ---------------  --------------
 Call loans, funds sold, and
  receivables under resale
  agreements and securities
  borrowing transactions:
   Domestic.........................       2,473,617          11,454  0.46
   Foreign..........................       2,620,118         173,050  6.60
                                     ---------------  --------------
    Total...........................       5,093,735         184,504  3.62
                                     ---------------  --------------
 Trading account assets:
   Domestic.........................       2,676,732          12,541  0.47
   Foreign..........................         607,061           4,413  0.73
                                     ---------------  --------------
    Total...........................       3,283,793          16,954  0.52
                                     ---------------  --------------
 Investment securities (see Note 1):
   Domestic.........................      15,684,644         128,838  0.82
   Foreign..........................       4,090,733         239,843  5.86
                                     ---------------  --------------
    Total...........................      19,775,377         368,681  1.86
                                     ---------------  --------------
 Loans (see Note 2):
   Domestic.........................      39,938,817         748,113  1.87
   Foreign..........................       9,627,502         728,096  7.56
                                     ---------------  --------------
    Total...........................      49,566,319       1,476,209  2.98
                                     ---------------  --------------
 Total interest-earning assets:
   Domestic.........................      61,175,894         914,959  1.50
   Foreign..........................      22,220,488       1,368,015  6.16
                                     ---------------  --------------
    Total...........................      83,396,382       2,282,974  2.74
                                     ---------------  --------------
Non-interest-earning assets:
 Cash and due from banks............       1,272,323
 Other non-interest-earning
  assets............................       6,152,635
 Allowance for credit losses........      (1,479,857)
                                     ---------------
    Total non-interest-earning
     assets.........................       5,945,101
                                     ---------------
Total average assets................ (Yen)89,341,483
                                     ===============

                                               Years ended March 31,
                                     -------------------------------------------------------------------------------
                                                      2002                                    2003
                                     --------------------------------------  --------------------------------------
                                         Average                     Average     Average                     Average
                                         balance         Interest     rate       balance         Interest     rate
                                     ---------------  -------------- ------- ---------------  -------------- -------
                                                 (in millions, except percentages)
Assets:
Interest-earning assets:
 Interest-earning deposits in
  other banks:
   Domestic......................... (Yen)   472,188  (Yen)    8,690  1.84%  (Yen)   366,422  (Yen)    3,773  1.03%
   Foreign..........................       4,862,738         151,094  3.11         3,199,132          68,850  2.15
                                     ---------------  --------------         ---------------  --------------
    Total...........................       5,334,926         159,784  3.00         3,565,554          72,623  2.04
                                     ---------------  --------------         ---------------  --------------
 Call loans, funds sold, and
  receivables under resale
  agreements and securities
  borrowing transactions:
   Domestic.........................       2,008,863           6,341  0.32         1,504,164           4,518  0.30
   Foreign..........................       2,895,879         159,478  5.51         2,488,450          57,326  2.30
                                     ---------------  --------------         ---------------  --------------
    Total...........................       4,904,742         165,819  3.38         3,992,614          61,844  1.55
                                     ---------------  --------------         ---------------  --------------
 Trading account assets:
   Domestic.........................       3,165,218          11,525  0.36         3,754,855          10,335  0.28
   Foreign..........................         720,614           3,619  0.50           634,006           1,710  0.27
                                     ---------------  --------------         ---------------  --------------
    Total...........................       3,885,832          15,144  0.39         4,388,861          12,045  0.27
                                     ---------------  --------------         ---------------  --------------
 Investment securities (see Note 1):
   Domestic.........................      16,142,601         128,352  0.80        17,975,354         122,601  0.68
   Foreign..........................       5,794,882         271,041  4.68         6,651,722         268,825  4.04
                                     ---------------  --------------         ---------------  --------------
    Total...........................      21,937,483         399,393  1.82        24,627,076         391,426  1.59
                                     ---------------  --------------         ---------------  --------------
 Loans (see Note 2):
   Domestic.........................      38,035,043         661,904  1.74        39,104,895         604,989  1.55
   Foreign..........................      11,094,350         614,917  5.54        10,673,412         442,431  4.15
                                     ---------------  --------------         ---------------  --------------
    Total...........................      49,129,393       1,276,821  2.60        49,778,307       1,047,420  2.10
                                     ---------------  --------------         ---------------  --------------
 Total interest-earning assets:
   Domestic.........................      59,823,913         816,812  1.37        62,705,690         746,216  1.19
   Foreign..........................      25,368,463       1,200,149  4.73        23,646,722         839,142  3.55
                                     ---------------  --------------         ---------------  --------------
    Total...........................      85,192,376       2,016,961  2.37        86,352,412       1,585,358  1.84
                                     ---------------  --------------         ---------------  --------------
Non-interest-earning assets:
 Cash and due from banks............       1,487,867                               1,979,459
 Other non-interest-earning
  assets............................       7,423,316                               8,829,311
 Allowance for credit losses........      (1,727,559)                             (1,682,955)
                                     ---------------                         ---------------
    Total non-interest-earning
     assets.........................       7,183,624                               9,125,815
                                     ---------------                         ---------------
Total average assets................ (Yen)92,376,000                         (Yen)95,478,227
                                     ===============                         ===============

--------
Notes:
1. Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
2. Average balances on loans outstanding include all nonaccrual and restructured loans. See "III. Loan Portfolio." The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields with insignificant impact.

                                                                                   Years ended March 31,
                                    ---------------------------------------------------------------------------------------------
                                                     2001                                   2002                       2003
                                    -------------------------------------  -------------------------------------  ---------------
                                        Average                    Average     Average                    Average     Average
                                        balance        Interest     rate       balance        Interest     rate       balance
                                    --------------- -------------- ------- --------------- -------------- ------- ---------------
                                                                             (in millions, except percentages)
Liabilities and shareholders'
 equity:
Interest-bearing liabilities:
  Deposits:
   Domestic........................ (Yen)41,178,462 (Yen)  245,180  0.60%  (Yen)44,807,025 (Yen)  157,484  0.35%  (Yen)50,445,839
   Foreign.........................      11,552,974        529,332  4.58        10,982,859        328,159  2.99         8,964,019
                                    --------------- --------------         --------------- --------------         ---------------
    Total..........................      52,731,436        774,512  1.47        55,789,884        485,643  0.87        59,409,858
                                    --------------- --------------         --------------- --------------         ---------------
  Debentures--Domestic.............       3,915,720         32,285  0.82         2,931,103         20,491  0.70         1,343,078
                                    --------------- --------------         --------------- --------------         ---------------
  Call money, funds purchased,
   and payables under
   repurchase agreements and
   securities lending
   transactions:
   Domestic........................       4,074,516         66,475  1.63         5,392,511         23,944  0.44         4,839,297
   Foreign.........................       3,127,256        194,210  6.21         3,603,909        176,396  4.89         3,652,399
                                    --------------- --------------         --------------- --------------         ---------------
    Total..........................       7,201,772        260,685  3.62         8,996,420        200,340  2.23         8,491,696
                                    --------------- --------------         --------------- --------------         ---------------
  Due to trust account--
   Domestic........................       4,023,941         27,825  0.69         2,940,975         16,683  0.57         1,691,359
                                    --------------- --------------         --------------- --------------         ---------------
  Other short-term borrowings and
   trading account liabilities:
   Domestic........................       2,125,283         18,173  0.86         2,071,577         15,784  0.76         2,870,818
   Foreign.........................         874,676         19,057  2.18         1,001,886         30,783  3.07           624,089
                                    --------------- --------------         --------------- --------------         ---------------
    Total..........................       2,999,959         37,230  1.24         3,073,463         46,567  1.52         3,494,907
                                    --------------- --------------         --------------- --------------         ---------------
  Long-term debt:
   Domestic........................       2,730,602         91,182  3.34         3,007,228         89,028  2.96         3,682,595
   Foreign.........................       2,146,354         86,899  4.05         2,010,632         80,311  3.99         1,594,637
                                    --------------- --------------         --------------- --------------         ---------------
    Total..........................       4,876,956        178,081  3.65         5,017,860        169,339  3.37         5,277,232
                                    --------------- --------------         --------------- --------------         ---------------
Total interest-bearing liabilities:
   Domestic........................      58,048,524        481,120  0.83        61,150,419        323,414  0.53        64,872,986
   Foreign.........................      17,701,260        829,498  4.69        17,599,286        615,649  3.50        14,835,144
                                    --------------- --------------         --------------- --------------         ---------------
    Total..........................      75,749,784      1,310,618  1.73        78,749,705        939,063  1.19        79,708,130
                                    --------------- --------------         --------------- --------------         ---------------
Non-interest-bearing
 liabilities.......................      10,127,448                             10,580,687                             13,338,569
                                    ---------------                        ---------------                        ---------------
Shareholders' equity...............       3,464,251                              3,045,608                              2,431,528
                                    ---------------                        ---------------                        ---------------
Total average liabilities and
 shareholders' equity.............. (Yen)89,341,483                        (Yen)92,376,000                        (Yen)95,478,227
                                    ===============                        ===============                        ===============
Net interest income and average
 interest rate spread..............                 (Yen)  972,356  1.01%                  (Yen)1,077,898  1.18%
                                                    ==============  ====                   ==============  ====
Net interest income as a
 percentage of average total
 interest-earning assets...........                                 1.17%                                  1.27%
                                                                    ====                                   ====

                                     Years ended March 31,
                                    ----------------------
                                             2003
                                    ----------------------
                                                   Average
                                       Interest     rate
                                    -------------- -------
                                     (in millions, except
                                         percentages)
Liabilities and shareholders'
 equity:
Interest-bearing liabilities:
  Deposits:
   Domestic........................ (Yen)   86,460  0.17%
   Foreign.........................        157,295  1.75
                                    --------------
    Total..........................        243,755  0.41
                                    --------------
  Debentures--Domestic.............          8,508  0.63
                                    --------------
  Call money, funds purchased,
   and payables under
   repurchase agreements and
   securities lending
   transactions:
   Domestic........................         13,403  0.28
   Foreign.........................         94,018  2.57
                                    --------------
    Total..........................        107,421  1.27
                                    --------------
  Due to trust account--
   Domestic........................          8,673  0.51
                                    --------------
  Other short-term borrowings and
   trading account liabilities:
   Domestic........................         14,033  0.49
   Foreign.........................         17,287  2.77
                                    --------------
    Total..........................         31,320  0.90
                                    --------------
  Long-term debt:
   Domestic........................         92,214  2.50
   Foreign.........................         48,026  3.01
                                    --------------
    Total..........................        140,240  2.66
                                    --------------
Total interest-bearing liabilities:
   Domestic........................        223,291  0.34
   Foreign.........................        316,626  2.13
                                    --------------
    Total..........................        539,917  0.68
                                    --------------
Non-interest-bearing
 liabilities.......................

Shareholders' equity...............

Total average liabilities and
 shareholders' equity..............

Net interest income and average
 interest rate spread.............. (Yen)1,045,441  1.16%
                                    ==============  ====
Net interest income as a
 percentage of average total
 interest-earning assets...........                 1.21%
                                                    ====

The percentage of average total assets attributable to foreign activities was 28.7%, 33.6% and 29.3%, respectively, for the fiscal years ended March 31, 2001, 2002 and 2003.

The percentage of average total liabilities attributable to foreign activities was 29.9%, 33.9% and 29.9%, respectively, for the fiscal years ended March 31, 2001, 2002 and 2003.

Analysis of Net Interest Income

The following table shows changes in our net interest income between changes in volume and changes in rate for the fiscal year ended March 31, 2002 compared to the fiscal year ended March 31, 2001 and the fiscal year ended March 31, 2003 compared to the fiscal year ended March 31, 2002.

                                             Year ended March 31, 2001 versus            Year ended March 31, 2002 versus
                                                 year ended March 31, 2002                   year ended March 31, 2003
                                        ------------------------------------------  ------------------------------------------
                                          Increase (decrease) due                     Increase (decrease) due
                                               to changes in                               to changes in
                                        ---------------------------                 ---------------------------
                                           Volume          Rate        Net change      Volume          Rate        Net change
                                        ------------  -------------  -------------  ------------  -------------  -------------
                                                                             (in millions)
Interest income:
Interest-earning deposits in other banks:
   Domestic............................ (Yen)  1,290  (Yen)  (6,613) (Yen)  (5,323) (Yen) (1,319) (Yen)  (3,598) (Yen)  (4,917)
   Foreign.............................      (13,690)       (57,829)       (71,519)      (44,376)       (37,868)       (82,244)
                                        ------------  -------------  -------------  ------------  -------------  -------------
       Total...........................      (12,400)       (64,442)       (76,842)      (45,695)       (41,466)       (87,161)
                                        ------------  -------------  -------------  ------------  -------------  -------------
Call loans, funds sold, and receivables
  under resale agreements and
  securities borrowing transactions:
   Domestic............................       (1,694)        (3,419)        (5,113)       (1,583)          (240)        (1,823)
   Foreign.............................       15,186        (28,758)       (13,572)      (10,761)       (91,391)      (102,152)
                                        ------------  -------------  -------------  ------------  -------------  -------------
       Total...........................       13,492        (32,177)       (18,685)      (12,344)       (91,631)      (103,975)
                                        ------------  -------------  -------------  ------------  -------------  -------------
Trading account assets:
   Domestic............................        1,779         (2,795)        (1,016)        1,623         (2,813)        (1,190)
   Foreign.............................          570         (1,364)          (794)         (261)        (1,648)        (1,909)
                                        ------------  -------------  -------------  ------------  -------------  -------------
       Total...........................        2,349         (4,159)        (1,810)        1,362         (4,461)        (3,099)
                                        ------------  -------------  -------------  ------------  -------------  -------------
Investment securities (see Note 2):
   Domestic............................        3,641         (4,127)          (486)       12,500        (18,251)        (5,751)
   Foreign.............................       79,707        (48,509)        31,198        34,629        (36,845)        (2,216)
                                        ------------  -------------  -------------  ------------  -------------  -------------
       Total...........................       83,348        (52,636)        30,712        47,129        (55,096)        (7,967)
                                        ------------  -------------  -------------  ------------  -------------  -------------
Loans:
   Domestic............................      (34,132)       (52,077)       (86,209)       16,552        (73,467)       (56,915)
   Foreign.............................       81,302       (194,481)      (113,179)      (18,065)      (154,421)      (172,486)
                                        ------------  -------------  -------------  ------------  -------------  -------------
       Total...........................       47,170       (246,558)      (199,388)       (1,513)      (227,888)      (229,401)
                                        ------------  -------------  -------------  ------------  -------------  -------------
Total interest income:
   Domestic............................      (29,116)       (69,031)       (98,147)       27,773        (98,369)       (70,596)
   Foreign.............................      163,075       (330,941)      (167,866)      (38,834)      (322,173)      (361,007)
                                        ------------  -------------  -------------  ------------  -------------  -------------
       Total........................... (Yen)133,959  (Yen)(399,972) (Yen)(266,013) (Yen)(11,061) (Yen)(420,542) (Yen)(431,603)
                                        ============  =============  =============  ============  =============  =============

--------
Notes:
1. Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total "net change."
2. Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

                                             Year ended March 31, 2001                   Year ended March 31, 2002
                                         versus year ended March 31, 2002            versus year ended March 31, 2003
                                    ------------------------------------------  ------------------------------------------
                                        Increase (decrease)                         Increase (decrease)
                                         due to changes in                           due to changes in
                                    ---------------------------                 ---------------------------
                                       Volume          Rate        Net change      Volume          Rate        Net change
                                    ------------  -------------  -------------  ------------  -------------  -------------
                                                                         (in millions)
Interest expense:
Deposits:
   Domestic........................ (Yen) 12,753  (Yen)(100,449) (Yen) (87,696) (Yen)  9,664  (Yen) (80,688) (Yen) (71,024)
   Foreign.........................      (17,840)      (183,333)      (201,173)      (41,467)      (129,397)      (170,864)
                                    ------------  -------------  -------------  ------------  -------------  -------------
       Total.......................       (5,087)      (283,782)      (288,869)      (31,803)      (210,085)      (241,888)
                                    ------------  -------------  -------------  ------------  -------------  -------------
Debentures--Domestic...............       (7,688)        (4,106)       (11,794)      (11,018)          (965)       (11,983)
                                    ------------  -------------  -------------  ------------  -------------  -------------
Call money, funds purchased, and
  payables under repurchase
  agreements and securities lending
  transactions:
   Domestic........................        5,852        (48,383)       (42,531)       (1,679)        (8,862)       (10,541)
   Foreign.........................       23,330        (41,144)       (17,814)        1,248        (83,626)       (82,378)
                                    ------------  -------------  -------------  ------------  -------------  -------------
       Total.......................       29,182        (89,527)       (60,345)         (431)       (92,488)       (92,919)
                                    ------------  -------------  -------------  ------------  -------------  -------------
Due to trust account--Domestic.....       (6,987)        (4,155)       (11,142)       (7,003)        (1,007)        (8,010)
                                    ------------  -------------  -------------  ------------  -------------  -------------
Other short-term borrowings and
  trading account liabilities:
   Domestic........................         (418)        (1,971)        (2,389)        3,907         (5,658)        (1,751)
   Foreign.........................        3,069          8,657         11,726       (11,433)        (2,063)       (13,496)
                                    ------------  -------------  -------------  ------------  -------------  -------------
       Total.......................        2,651          6,686          9,337        (7,526)        (7,721)       (15,247)
                                    ------------  -------------  -------------  ------------  -------------  -------------
Long-term debt:
   Domestic........................        8,189        (10,343)        (2,154)       16,912        (13,726)         3,186
   Foreign.........................       (5,483)        (1,105)        (6,588)      (14,345)       (17,940)       (32,285)
                                    ------------  -------------  -------------  ------------  -------------  -------------
       Total.......................        2,706        (11,448)        (8,742)        2,567        (31,666)       (29,099)
                                    ------------  -------------  -------------  ------------  -------------  -------------
Total interest expense:
   Domestic........................       11,701       (169,407)      (157,706)       10,783       (110,906)      (100,123)
   Foreign.........................        3,076       (216,925)      (213,849)      (65,997)      (233,026)      (299,023)
                                    ------------  -------------  -------------  ------------  -------------  -------------
       Total....................... (Yen) 14,777  (Yen)(386,332) (Yen)(371,555) (Yen)(55,214) (Yen)(343,932) (Yen)(399,146)
                                    ============  =============  =============  ============  =============  =============
Net interest income:
   Domestic........................ (Yen)(40,817) (Yen) 100,376  (Yen)  59,559  (Yen) 16,990  (Yen)  12,537  (Yen)  29,527
   Foreign.........................      159,999       (114,016)        45,983        27,163        (89,147)       (61,984)
                                    ------------  -------------  -------------  ------------  -------------  -------------
       Total....................... (Yen)119,182  (Yen) (13,640) (Yen) 105,542  (Yen) 44,153  (Yen) (76,610) (Yen) (32,457)
                                    ============  =============  =============  ============  =============  =============

--------
Note--Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total "net change."

II.  Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2001, 2002 and 2003.

                                                                                      At March 31,
                      ---------------------------------------------------------------------------------------------
                                           2001                                           2002
                      ---------------------------------------------- ----------------------------------------------
                                                                                                          Net
                                         Estimated         Net         Amortized        Estimated      unrealized
                         Amortized        market        unrealized        cost           market          gains
                           cost            value          gains        (Restated)         value        (Restated)
                      --------------- --------------- -------------- --------------- --------------- --------------
                                                                                     (in millions)
Securities available
 for sale:
Domestic:
  Japanese national
   government and
   Japanese
   government
   agency bonds...... (Yen) 7,940,554 (Yen) 8,018,687 (Yen)   78,133 (Yen) 9,887,613 (Yen) 9,951,250 (Yen)   63,637
  Corporate bonds....       1,263,076       1,283,096         20,020       1,341,079       1,353,028         11,949
  Marketable equity
   securities........       4,145,826       6,483,719      2,337,893       3,695,451       5,279,562      1,584,111
  Other securities...         459,380         469,988         10,608         844,695         854,358          9,663
                      --------------- --------------- -------------- --------------- --------------- --------------
   Total domestic....      13,808,836      16,255,490      2,446,654      15,768,838      17,438,198      1,669,360
                      --------------- --------------- -------------- --------------- --------------- --------------
Foreign:
  U.S. Treasury and
   other U.S.
   government
   agencies
   bonds.............         723,624         738,957         15,333       1,004,277       1,031,942         27,665
  Other governments
   and official
   institutions
   bonds.............       1,131,873       1,153,331         21,458       1,706,593       1,790,712         84,119
  Mortgage-backed
   securities........       2,110,821       2,135,756         24,935       1,444,359       1,523,026         78,667
  Other securities...       1,403,352       1,447,381         44,029       1,432,354       1,498,938         66,584
                      --------------- --------------- -------------- --------------- --------------- --------------
   Total foreign.....       5,369,670       5,475,425        105,755       5,587,583       5,844,618        257,035
                      --------------- --------------- -------------- --------------- --------------- --------------
    Total............ (Yen)19,178,506 (Yen)21,730,915 (Yen)2,552,409 (Yen)21,356,421 (Yen)23,282,816 (Yen)1,926,395
                      =============== =============== ============== =============== =============== ==============
Securities being held
 to maturity:
Domestic:
  Japanese national
   government and
   Japanese
   government
   agency bonds...... (Yen)   114,489 (Yen)   120,118 (Yen)    5,629 (Yen)    89,945 (Yen)    94,266 (Yen)    4,321
  Other securities...         116,773         122,482          5,709         107,544         112,296          4,752
                      --------------- --------------- -------------- --------------- --------------- --------------
   Total domestic....         231,262         242,600         11,338         197,489         206,562          9,073
                      --------------- --------------- -------------- --------------- --------------- --------------
Foreign:
  U.S. Treasury and
   other U.S.
   government
   agencies
   bonds.............           4,301           4,320             19              --              --             --
  Other governments
   and official
   institutions
   bonds.............          68,168          71,441          3,273          69,529          72,822          3,293
  Other securities...           2,476           2,566             90           5,145           5,340            195
                      --------------- --------------- -------------- --------------- --------------- --------------
   Total foreign.....          74,945          78,327          3,382          74,674          78,162          3,488
                      --------------- --------------- -------------- --------------- --------------- --------------
    Total............ (Yen)   306,207 (Yen)   320,927 (Yen)   14,720 (Yen)   272,163 (Yen)   284,724 (Yen)   12,561
                      =============== =============== ============== =============== =============== ==============

                                       At March 31,
                      -----------------------------------------------
                                           2003
                      ----------------------------------------------

                                         Estimated         Net
                         Amortized        market        unrealized
                           cost            value          gains
                      --------------- --------------- --------------
                                       (in millions)
Securities available
 for sale:
Domestic:
  Japanese national
   government and
   Japanese
   government
   agency bonds...... (Yen)10,912,961 (Yen)11,023,887 (Yen)  110,926
  Corporate bonds....       1,179,487       1,185,335          5,848
  Marketable equity
   securities........       2,718,804       3,428,344        709,540
  Other securities...         824,975         834,750          9,775
                      --------------- --------------- --------------
   Total domestic....      15,636,227      16,472,316        836,089
                      --------------- --------------- --------------
Foreign:
  U.S. Treasury and
   other U.S.
   government
   agencies
   bonds.............       2,524,559       2,559,314         34,755
  Other governments
   and official
   institutions
   bonds.............       2,705,042       2,853,815        148,773
  Mortgage-backed
   securities........       1,195,741       1,211,111         15,370
  Other securities...       1,222,506       1,267,510         45,004
                      --------------- --------------- --------------
   Total foreign.....       7,647,848       7,891,750        243,902
                      --------------- --------------- --------------
    Total............ (Yen)23,284,075 (Yen)24,364,066 (Yen)1,079,991
                      =============== =============== ==============
Securities being held
 to maturity:
Domestic:
  Japanese national
   government and
   Japanese
   government
   agency bonds...... (Yen)    70,208 (Yen)    74,095 (Yen)    3,887
  Other securities...          95,904         101,833          5,929
                      --------------- --------------- --------------
   Total domestic....         166,112         175,928          9,816
                      --------------- --------------- --------------
Foreign:
  U.S. Treasury and
   other U.S.
   government
   agencies
   bonds.............              --              --             --
  Other governments
   and official
   institutions
   bonds.............          25,020          27,596          2,576
  Other securities...              --              --             --
                      --------------- --------------- --------------
   Total foreign.....          25,020          27,596          2,576
                      --------------- --------------- --------------
    Total............ (Yen)   191,132 (Yen)   203,524 (Yen)   12,392
                      =============== =============== ==============

Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2002, management determined that amortized costs and net unrealized gains on securities available for sale for the fiscal year ended March 31, 2002 were erroneously disclosed. As a result, such amounts have been restated for the amounts previously reported as follows:

                                                                                2002
-                                                     --------------------------------------------------------
                                                             Amortized cost            Net unrealized gains
                                                      ----------------------------- --------------------------
                                                      As previously                 As previously
                                                        reported      As restated     reported    As restated
                                                      -------------- -------------- ------------- ------------
                                                                           (in millions)
Securities available for sale:
 Foreign:
   U.S. Treasury and other U.S. government agencies
     bonds........................................... (Yen)1,007,414 (Yen)1,004,277 (Yen) 24,528  (Yen) 27,665
   Other governments and official institutions bonds.      1,753,882      1,706,593       36,830        84,119
   Mortgage-backed securities........................      1,455,274      1,444,359       67,752        78,667
   Other securities..................................      1,371,013      1,432,354      127,925        66,584
                                                      -------------- -------------- ------------  ------------
     Total foreign................................... (Yen)5,587,583 (Yen)5,587,583 (Yen)257,035  (Yen)257,035
                                                      ============== ============== ============  ============

Investment securities other than available for sale or being held to maturity (i.e., nonmarketable equity securities, presented in other investment securities in the consolidated financial statements) were carried at costs of
(Yen)168,547 million, (Yen)129,498 million and (Yen)145,431 million, at March 31, 2001, 2002 and 2003, respectively. The corresponding estimated fair values at those dates were not readily determinable.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2003. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

                                                          Maturities            Maturities
                                                        after one year     after five years but      Maturities
                                 Maturities within        but within              within               after
                                      one year            five years            ten years            ten years
                                -------------------  --------------------  -------------------  -------------------
                                    Amount     Yield     Amount      Yield     Amount     Yield     Amount     Yield
                                -------------- ----- --------------- ----- -------------- ----- -------------- -----
                                                                    (in millions, except percentages)
Securities available for sale:
Domestic:
 Japanese national government
  and Japanese government
  agency bonds................. (Yen)2,820,344 0.11% (Yen) 5,520,809 0.69% (Yen)2,393,351 1.42% (Yen)  289,383 0.81%
 Corporate bonds...............        274,935 1.45          844,462 1.34          57,693 1.01           8,245 0.84
 Other securities..............        310,098 0.87          366,431 3.07          75,517 1.59          82,704 0.52
                                -------------- ----  --------------- ----  -------------- ----  -------------- ----
   Total domestic..............      3,405,377 0.29        6,731,702 0.90       2,526,561 1.42         380,332 0.75
                                -------------- ----  --------------- ----  -------------- ----  -------------- ----
Foreign:
 U.S. Treasury and other U.S.
  government agencies..........         58,795 3.21        2,205,440 2.91         209,957 3.93          85,122 5.39
 Other governments and official
  institutions.................        305,768 3.58        1,892,438 4.23         617,710 4.42          37,899 4.61
 Mortgage-backed securities....         36,252 2.18           68,001 5.87          62,295 4.96       1,044,563 5.19
 Other securities..............        192,301 1.93          657,990 2.85         208,848 4.09          45,653 4.89
                                -------------- ----  --------------- ----  -------------- ----  -------------- ----
   Total foreign...............        593,116 2.92        4,823,869 3.45       1,098,810 4.29       1,213,237 5.18
                                -------------- ----  --------------- ----  -------------- ----  -------------- ----
    Total...................... (Yen)3,998,493 0.67% (Yen)11,555,571 1.95% (Yen)3,625,371 2.27% (Yen)1,593,569 4.12%
                                ============== ====  =============== ====  ============== ====  ============== ====
Securities being held to
 maturity:
Domestic:
 Japanese national government
  and Japanese government
  agency bonds................. (Yen)   15,427 2.42% (Yen)    37,349 2.16% (Yen)   17,432 1.90% (Yen)       --   --%
 Other securities..............          9,848 2.92           29,127 2.30          56,929 1.73              --   --
                                -------------- ----  --------------- ----  -------------- ----  -------------- ----
   Total domestic..............         25,275 2.62           66,476 2.22          74,361 1.77              --   --
                                -------------- ----  --------------- ----  -------------- ----  -------------- ----
Foreign:
 U.S. Treasury and other U.S.
  government agencies..........             --   --               --   --              --   --              --   --
 Other governments and official
  institutions.................             --   --           25,020 7.21              --   --              --   --
                                -------------- ----  --------------- ----  -------------- ----  -------------- ----
   Total foreign...............             --   --           25,020 7.21              --   --              --   --
                                -------------- ----  --------------- ----  -------------- ----  -------------- ----
    Total...................... (Yen)   25,275 2.62% (Yen)    91,496 3.59% (Yen)   74,361 1.77% (Yen)       --   --%
                                ============== ====  =============== ====  ============== ====  ============== ====



                                        Total
                                --------------------
                                    Amount      Yield
                                --------------- -----

Securities available for sale:
Domestic:
 Japanese national government
  and Japanese government
  agency bonds................. (Yen)11,023,887 0.70%
 Corporate bonds...............       1,185,335 1.35
 Other securities..............         834,750 1.86
                                --------------- ----
   Total domestic..............      13,043,972 0.83
                                --------------- ----
Foreign:
 U.S. Treasury and other U.S.
  government agencies..........       2,559,314 3.09
 Other governments and official
  institutions.................       2,853,815 4.20
 Mortgage-backed securities....       1,211,111 5.12
 Other securities..............       1,104,792 3.00
                                --------------- ----
   Total foreign...............       7,729,032 3.80
                                --------------- ----
    Total...................... (Yen)20,773,004 1.92%
                                =============== ====
Securities being held to
 maturity:
Domestic:
 Japanese national government
  and Japanese government
  agency bonds................. (Yen)    70,208 2.15%
 Other securities..............          95,904 2.03
                                --------------- ----
   Total domestic..............         166,112 2.08
                                --------------- ----
Foreign:
 U.S. Treasury and other U.S.
  government agencies..........              --   --
 Other governments and official
  institutions.................          25,020 7.21
                                --------------- ----
   Total foreign...............          25,020 7.21
                                --------------- ----
    Total...................... (Yen)   191,132 2.75%
                                =============== ====

Excluding Japanese national government bonds, the following table sets forth the securities of individual issuers held in our investment securities portfolio which exceeded 10% of our consolidated shareholders' equity at March 31, 2003.

                                                                                     Amortized
                                                                                       cost         Fair value
                                                                                   -------------- --------------
                                                                                           (in millions)
U.S. Treasury and other U.S. government agencies bonds............................ (Yen)2,524,559 (Yen)2,559,314
German federal bonds..............................................................        844,365        904,517
French government bonds...........................................................        489,940        507,921
Mortgage-backed securities issued by U.S. Federal Home Loan Mortgage Corporation..        451,236        463,610
Mortgage-backed securities issued by U.S. Federal National Mortgage Association...        412,538        415,277
Mortgage-backed securities issued by U.S. Government National Mortgage Association        331,966        332,225

As a result of the restatement described above, the following table which sets forth the securities of individual issuers held in our investment securities portfolio exceeding 10% of our consolidated shareholders' equity, excluding Japanese national government bonds, at March 31, 2002, was also restated as follows:

                                                              Amortized cost                  Fair value
                                                       ----------------------------- -----------------------------
                                                       As previously                 As previously
                                                         reported      As restated     reported      As restated
                                                       -------------- -------------- -------------- --------------
                                                                              (in millions)
U.S. Treasury and other U.S. government agencies
  bonds............................................... (Yen)1,007,414 (Yen)1,004,277 (Yen)1,031,942 (Yen)1,031,942
Mortgage-backed securities issued by U.S. Federal
  National Mortgage Association.......................        408,786        392,176        419,389        419,389
Mortgage-backed securities issued by U.S. Federal Home
  Loan Mortgage Corporation...........................        329,506        321,118        344,361        344,361
French government bonds...............................        461,629        439,072        454,505        454,505

III.  Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five years in the period ended March 31, 2003. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

                                                                          At March 31,
                                 -----------------------------------------------------------------------------------------------
                                      1999            2000            2001            2002                    2003
                                 --------------- --------------- --------------- --------------- -------------------------------
                                      Old             Old             Old             Old             Old             New
                                 classification  classification  classification  classification  classification  classification
                                 --------------- --------------- --------------- --------------- --------------- ---------------
                                                                          (in millions)
Domestic:
    Manufacturing............... (Yen) 7,171,934 (Yen) 6,877,734 (Yen) 6,451,672 (Yen) 6,394,459 (Yen) 6,119,502 (Yen) 6,034,347
    Construction................       1,931,928       1,816,338       1,726,278       1,535,191       1,277,407       1,277,407
    Real estate.................       5,594,982       5,045,318       5,272,787       4,923,688       4,297,718       4,298,146
    Services....................       5,398,917       5,010,678       4,763,938       4,549,692       5,062,035       4,953,830
    Wholesale and retail........       7,734,297       6,926,200       6,592,660       5,983,958       5,634,752       5,458,337
    Banks and other financial
     institutions...............       4,241,691       3,947,735       4,069,828       4,271,182       3,598,028       3,598,028
    Communication and
     information services.......              --              --              --              --              --       1,516,020
    Other industries............       3,649,278       3,837,809       2,797,419       3,850,153       5,004,704       3,858,031
    Consumer....................       6,905,666       7,141,689       6,934,440       7,049,095       7,425,702       7,425,702
                                 --------------- --------------- --------------- --------------- --------------- ---------------
       Total domestic...........      42,628,693      40,603,501      38,609,022      38,557,418      38,419,848      38,419,848
                                 --------------- --------------- --------------- --------------- --------------- ---------------
Foreign:
    Governments and official
     institutions...............         362,404         244,172         315,321         326,086         235,093         235,093
    Banks and other financial
     institutions...............         745,783         692,322         783,501         680,449         928,059         928,059
    Commercial and industrial...       9,617,336       7,652,750       8,820,141       9,708,102       8,413,452       8,413,452
    Other.......................       1,711,988         887,507       1,173,223       1,000,044         510,179         510,179
                                 --------------- --------------- --------------- --------------- --------------- ---------------
       Total foreign............      12,437,511       9,476,751      11,092,186      11,714,681      10,086,783      10,086,783
                                 --------------- --------------- --------------- --------------- --------------- ---------------
          Total.................      55,066,204      50,080,252      49,701,208      50,272,099      48,506,631      48,506,631
Less unearned income and
 deferred loan fees--net........          37,454          30,868          30,305          42,374          41,062          41,062
                                 --------------- --------------- --------------- --------------- --------------- ---------------
          Total................. (Yen)55,028,750 (Yen)50,049,384 (Yen)49,670,903 (Yen)50,229,725 (Yen)48,465,569 (Yen)48,465,569
                                 =============== =============== =============== =============== =============== ===============

--------
Notes:
1. Loans to the so-called non-bank finance companies are generally included in the "Banks and other financial institutions" category. Non-bank finance companies are primarily engaged in consumer lending, factoring, mortgage lending and credit card businesses.
2. The table includes loans held for sale of (Yen)3,178 million and (Yen)3,965 million at March 31, 2002 and 2003, respectively.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2003:

Old Classification

                                                                          Maturity
                                             ------------------------------------------------------------------
                                             One year or less One to five years Over five years      Total
                                             ---------------- ----------------- --------------- ---------------
                                                                       (in millions)
Domestic:
   Manufacturing............................ (Yen) 4,190,901   (Yen) 1,715,952  (Yen)   212,649 (Yen) 6,119,502
   Construction.............................         903,806           292,043           81,558       1,277,407
   Real estate..............................       1,650,339         1,568,213        1,079,166       4,297,718
   Services.................................       2,860,602         1,616,585          584,848       5,062,035
   Wholesale and retail.....................       4,088,596         1,332,266          213,890       5,634,752
   Banks and other financial institutions...       2,144,640           919,801          533,587       3,598,028
   Other industries.........................       3,328,678         1,197,943          478,083       5,004,704
   Consumer:
       Installment loans to individuals.....         252,831         1,497,090        4,996,080       6,746,001
       Other................................         530,492            55,326           93,883         679,701
                                             ---------------   ---------------  --------------- ---------------
          Total domestic....................      19,950,885        10,195,219        8,273,744      38,419,848
Foreign.....................................       5,112,742         2,809,922        2,164,119      10,086,783
                                             ---------------   ---------------  --------------- ---------------
          Total............................. (Yen)25,063,627   (Yen)13,005,141  (Yen)10,437,863 (Yen)48,506,631
                                             ===============   ===============  =============== ===============

New Classification

                                                                          Maturity
                                             ------------------------------------------------------------------
                                             One year or less One to five years Over five years      Total
                                             ---------------- ----------------- --------------- ---------------
                                                                       (in millions)
Domestic:
   Manufacturing............................ (Yen) 4,132,152   (Yen) 1,694,551  (Yen)   207,644 (Yen) 6,034,347
   Construction.............................         903,806           292,043           81,558       1,277,407
   Real estate..............................       1,650,639         1,568,341        1,079,166       4,298,146
   Services.................................       2,806,768         1,581,088          565,974       4,953,830
   Wholesale and retail.....................       3,985,352         1,279,660          193,325       5,458,337
   Banks and other financial institutions...       2,144,640           919,801          533,587       3,598,028
   Communication and information services...         879,670           388,961          247,389       1,516,020
   Other industries.........................       2,664,535           918,358          275,138       3,858,031
   Consumer:
       Installment loans to individuals.....         252,831         1,497,090        4,996,080       6,746,001
       Other................................         530,492            55,326           93,883         679,701
                                             ---------------   ---------------  --------------- ---------------
          Total domestic....................      19,950,885        10,195,219        8,273,744      38,419,848
Foreign.....................................       5,112,742         2,809,922        2,164,119      10,086,783
                                             ---------------   ---------------  --------------- ---------------
          Total............................. (Yen)25,063,627   (Yen)13,005,141  (Yen)10,437,863 (Yen)48,506,631
                                             ===============   ===============  =============== ===============

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2003 are shown below.

                                  Domestic        Foreign          Total
                               --------------- -------------- ---------------
                                               (in millions)
   Predetermined rate......... (Yen) 7,450,626 (Yen)1,648,368 (Yen) 9,098,994
   Floating or adjustable rate      11,018,337      3,325,673      14,344,010
                               --------------- -------------- ---------------
      Total................... (Yen)18,468,963 (Yen)4,974,041 (Yen)23,443,004
                               =============== ============== ===============

Nonaccrual, Past Due and Restructured Loans

We generally discontinue accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of banking subsidiaries, including Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, and 90 days or more with respect to loans of certain foreign banking subsidiaries.

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five years in the period ended March 31, 2003, based on the domicile and type of industry of the borrowers:

                                                                            At March 31,
                                      -----------------------------------------------------------------------------------------
                                           1999           2000           2001           2002                  2003
                                      -------------- -------------- -------------- -------------- -----------------------------
                                           Old            Old            Old            Old            Old            New
                                      classification classification classification classification classification classification
                                      -------------- -------------- -------------- -------------- -------------- --------------
                                                                            (in millions)
Nonaccrual loans:
   Domestic:
      Manufacturing.................. (Yen)  141,830 (Yen)  112,245 (Yen)  118,935 (Yen)  142,572 (Yen)  112,152 (Yen)  111,107
      Construction...................        138,803        226,170        202,506        213,491        149,918        149,918
      Real estate....................        981,504        829,616        939,267        841,414        266,408        266,408
      Services.......................        457,083        290,286        247,697        214,877         85,602         87,492
      Wholesale and retail...........        380,076        389,262        229,965        251,061        238,986        224,468
      Banks and other financial
       institutions..................        245,533        140,928        125,649         58,568         17,794         17,794
      Communication and
       information services..........             --             --             --             --             --         14,081
      Other industries...............         26,848         23,921         39,963         39,687         54,330         53,922
      Consumer.......................         83,809         56,206        163,076        166,333        150,989        150,989
                                      -------------- -------------- -------------- -------------- -------------- --------------
         Total domestic..............      2,455,486      2,068,634      2,067,058      1,928,003      1,076,179      1,076,179
                                      -------------- -------------- -------------- -------------- -------------- --------------
   Foreign:
      Governments and official
       institutions..................            895          1,032          2,336          3,341          1,747          1,747
      Banks and other financial
       institutions..................         19,670         14,458          8,403          9,119          8,387          8,387
      Commercial and
       industrial....................        198,951        167,271        180,760        226,054        271,090        271,090
      Other..........................         31,599         26,604         32,345          7,059         56,156         56,156
                                      -------------- -------------- -------------- -------------- -------------- --------------
         Total foreign...............        251,115        209,365        223,844        245,573        337,380        337,380
                                      -------------- -------------- -------------- -------------- -------------- --------------
         Total.......................      2,706,601      2,277,999      2,290,902      2,173,576      1,413,559      1,413,559
                                      ============== ============== ============== ============== ============== ==============
Restructured loans:
   Domestic..........................        632,187        449,673      1,855,616      1,859,176      1,212,832      1,212,832
   Foreign...........................         23,143         53,206         98,879        109,190        106,236        106,236
                                      -------------- -------------- -------------- -------------- -------------- --------------
         Total.......................        655,330        502,879      1,954,495      1,968,366      1,319,068      1,319,068
                                      ============== ============== ============== ============== ============== ==============
Accruing loans contractually past due
 90 days or more:
   Domestic..........................         78,129         62,286         24,005         20,276         17,533         17,533
   Foreign...........................         37,708          1,751          3,392          2,764          2,866          2,866
                                      -------------- -------------- -------------- -------------- -------------- --------------
         Total.......................        115,837         64,037         27,397         23,040         20,399         20,399
                                      ============== ============== ============== ============== ============== ==============
         Total....................... (Yen)3,477,768 (Yen)2,844,915 (Yen)4,272,794 (Yen)4,164,982 (Yen)2,753,026 (Yen)2,753,026
                                      ============== ============== ============== ============== ============== ==============

--------
Note--The above table does not include real estate acquired in full or partial satisfaction of debt and certain assets under the management of the Cooperative Credit Purchasing Company which are recorded at estimated fair value less estimated cost to sell.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2003 was approximately (Yen)60.2 billion, of which (Yen)46.5 billion was included in the results of operations for the year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2003 was approximately (Yen)17.2 billion, of which (Yen)11.1 billion was included in the results of operations for the year.

Foreign Loans Outstanding

Cross-border outstandings are defined, for this purpose, as including loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

At March 31, 2001 and 2002, we had no cross-border outstandings to borrowers in any foreign country which total exceeded 0.75% of consolidated total assets. The following table sets forth our cross-border outstandings for the country in which total were between 0.75% and 1% of consolidated total assets at March 31, 2003.

                                  Cross-border  Percentage of
                                  outstandings  total assets
                                  ------------- -------------
                                  (in millions)
                   United Kingdom (Yen)810,668      0.84%

Guarantees of outstandings of borrowers of other countries are considered to be outstandings of the guarantor. Loans made to, or deposits placed with, a branch of a foreign bank located outside the foreign bank's home country are considered to be loans to, or deposits with, the foreign bank. Outstandings of a country do not include principal or interest amounts of which are supported by written, legally enforceable guarantees by guarantors of other countries or the amounts of outstandings to the extent that they are secured by tangible, liquid collateral held and realizable by Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and their subsidiaries outside the country in which they operate.

In addition to credit risk, cross-border outstandings are subject to country risk that as a result of political or economic conditions in a country, borrowers may be unable or unwilling to pay principal and interest according to contractual terms. Other risks related to cross-border outstandings include the possibility of insufficient foreign exchange and restrictions on its availability.

In order to manage country risk, we establish various risk management measures internally. Among other things, we first regularly monitor economic conditions and other factors globally and assess country risk in each country where we have cross-border exposure. For purposes of monitoring and controlling the amount of credit exposed to country risk, we set a country limit, the maximum amount of credit exposure for an individual country, in consideration of the level of country risk and our ability to bear such potential risk. We also determine our credit policy for each country in accordance with its country risk level and our business plan with regard to the country. Assessment of country risk, establishment of country limits, and determination of country credit policies are subject to review and approval by our senior management and are updated periodically.

Exposure to East Asia

We maintain a substantial network of branches and subsidiaries in East Asia and the region has been an important market for our financial services. In response to recent developments in the regional economy, we regularly reassess the country risk of each country in the region, to adjust exposure levels, and to review and revise country credit policies.

The following table represents our cross-border outstandings and unused commitments at March 31, 2002 and 2003, to certain East Asian countries:

                                               At March 31,
                             -------------------------------------------------
                                       2002                     2003
                             ------------------------ ------------------------
                             Cross-border   Unused    Cross-border   Unused
                             outstanding  commitments outstanding  commitments
                             ------------ ----------- ------------ -----------
                                               (in billions)
  South Korea...............  (Yen)218.9   (Yen) 1.1   (Yen)289.2   (Yen) 1.3
  Indonesia.................        78.2        11.2         33.9        34.0
  Thailand..................       223.7         6.8        167.4         8.8
  Malaysia..................       156.1        10.7        116.2         2.2
  Philippines...............        80.0        13.7         61.3         3.6
  Hong Kong.................       409.3         2.2        224.7         0.6
  People's Republic of China       222.9         4.7        145.0         8.8
  Singapore.................       255.7         5.3        278.0        17.8

Exposure to South America

The following is a summary of cross-border outstandings to counterparties in major South American countries at March 31, 2002 and 2003:

                                      At March 31,
                                  ---------------------
                                     2002       2003
                                  ---------- ----------
                                      (in billions)
                        Brazil... (Yen)145.4 (Yen)120.0
                        Mexico...      110.0       76.3
                        Argentina       74.4       34.1

The economies in South American countries generally continued to decline during the fiscal year ended March 31, 2003. The significant economic turmoil and deterioration in Argentina, including abandoning peso convertibility to the US dollar, continued for the fiscal year ended March 31, 2003. As a result of these events, the Argentina government defaulted on its obligations at the end of calendar 2001 and during the fiscal year ended March 31, 2003 local companies faced serious difficulties in servicing their debt. Although the Argentine government and other parties are working on a debt-restructuring program, the recent failure of Argentina to meet all payment obligations on a World Bank-guaranteed bond had repercussions in the international debt securities market. In response to the economic environment in Argentina, we reduced our credit exposure from cross-border outstandings of (Yen)74.4 billion at March 31, 2002 to (Yen)34.1 billion at March 31, 2003. We provided an allocated credit loss allowance for that country exposure of (Yen)18.1 billion at March 31, 2002 and (Yen)7.2 billion at March 31, 2003.

Loan Concentrations

At March 31, 2003, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan for industry segment loan classification, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

Credit Risk Management

We have a credit rating system, under which borrowers and transactions are graded on a worldwide basis. We calculate probability of default by statistical means and manage our credit portfolio based on this credit rating system. For a detailed description of this system and other elements of our risk management structure, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Credit Risk Management."

IV.  Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers' business for each of the five years in the period ended March 31, 2003:

                                                                               Years ended March 31,
                                          --------------------------------------------------------------------
                                               1999                   2000                   2001
                                          --------------         --------------         --------------
                                               Old                    Old                    Old
                                          classification         classification         classification
                                          --------------         --------------         --------------
                                                                         (in millions, except percentages)
Allowance for credit losses at beginning
 of year................................. (Yen)1,281,091         (Yen)1,813,680         (Yen)1,486,212
                                          --------------         --------------         --------------
Provision for credit losses..............      1,239,000                372,449                797,081
                                          --------------         --------------         --------------
Charge-offs:
   Domestic:
    Manufacturing........................         25,224                 25,537                 31,386
    Construction.........................         27,530                 77,878                 82,078
    Real estate..........................        135,597                 98,201                154,887
    Services.............................        160,194                 53,877                 72,673
    Wholesale and retail.................         29,031                191,839                152,723
    Banks and other financial
     institutions........................        106,727                 67,782                 22,453
    Communication and information
     services............................             --                     --                     --
    Other industries.....................         10,172                 47,209                  6,069
    Consumer.............................         38,119                 39,827                 34,291
                                          --------------         --------------         --------------
      Total domestic.....................        532,594                602,150                556,560
                                          --------------         --------------         --------------
      Total foreign......................        140,981                121,882                 87,879
                                          --------------         --------------         --------------
      Total..............................        673,575                724,032                644,439
                                          --------------         --------------         --------------
Recoveries:
   Domestic..............................          1,338                 25,244                 26,666
   Foreign...............................          8,784                 19,052                 19,411
                                          --------------         --------------         --------------
      Total..............................         10,122                 44,296                 46,077
                                          --------------         --------------         --------------
Net charge-offs..........................        663,453                679,736                598,362
                                          --------------         --------------         --------------
Other--principally foreign exchange
 translation adjustments.................        (42,958)               (20,181)                32,053
                                          --------------         --------------         --------------
Allowance for credit losses at end of
 year.................................... (Yen)1,813,680         (Yen)1,486,212         (Yen)1,716,984
                                          ==============         ==============         ==============
Allowance for credit losses applicable to
 foreign activities:
   Balance at beginning of year.......... (Yen)  264,186         (Yen)  295,131         (Yen)  190,571
                                          ==============         ==============         ==============
   Balance at end of year................ (Yen)  295,131         (Yen)  190,571         (Yen)  243,716
                                          ==============         ==============         ==============
   Provision for credit losses........... (Yen)  193,610         (Yen)   25,661         (Yen)  105,664
                                          ==============         ==============         ==============
Ratio of net charge-offs during the year
 to average loans outstanding during
 the year................................           1.15%                  1.30%                  1.21%

                                                          Years ended March 31,
                                          -----------------------------------------------------
                                               2002                           2003
                                          --------------         ------------------------------
                                               Old                    Old             New
                                          classification         classification  classification
                                          --------------         --------------  --------------
                                                    (in millions, except percentages)
Allowance for credit losses at beginning
 of year................................. (Yen)1,716,984         (Yen)1,735,180  (Yen)1,735,180
                                          --------------         --------------  --------------
Provision for credit losses..............        601,689                455,630         455,630
                                          --------------         --------------  --------------
Charge-offs:
   Domestic:
    Manufacturing........................         55,916                 75,430          75,278
    Construction.........................         35,365                 60,837          60,837
    Real estate..........................        150,684                332,264         332,414
    Services.............................         51,803                 82,478          87,573
    Wholesale and retail.................         96,745                117,138         109,257
    Banks and other financial
     institutions........................         64,615                 20,817          20,817
    Communication and information
     services............................             --                     --           5,002
    Other industries.....................         11,500                 25,304          23,090
    Consumer.............................         46,550                 39,594          39,594
                                          --------------         --------------  --------------
      Total domestic.....................        513,178                753,862         753,862
                                          --------------         --------------  --------------
      Total foreign......................        156,203                139,776         139,776
                                          --------------         --------------  --------------
      Total..............................        669,381                893,638         893,638
                                          --------------         --------------  --------------
Recoveries:
   Domestic..............................         42,112                 57,790          57,790
   Foreign...............................         23,865                 21,037          21,037
                                          --------------         --------------  --------------
      Total..............................         65,977                 78,827          78,827
                                          --------------         --------------  --------------
Net charge-offs..........................        603,404                814,811         814,811
                                          --------------         --------------  --------------
Other--principally foreign exchange
 translation adjustments.................         19,911                (15,863)        (15,863)
                                          --------------         --------------  --------------
Allowance for credit losses at end of
 year.................................... (Yen)1,735,180         (Yen)1,360,136  (Yen)1,360,136
                                          ==============         ==============  ==============
Allowance for credit losses applicable to
 foreign activities:
   Balance at beginning of year.......... (Yen)  243,716         (Yen)  244,650  (Yen)  244,650
                                          ==============         ==============  ==============
   Balance at end of year................ (Yen)  244,650         (Yen)  263,929  (Yen)  263,929
                                          ==============         ==============  ==============
   Provision for credit losses........... (Yen)  127,348         (Yen)  151,783  (Yen)  151,783
                                          ==============         ==============  ==============
Ratio of net charge-offs during the year
 to average loans outstanding during
 the year................................          1.23 %                  1.64%          1.64 %

The following table shows an allocation of our allowance for credit losses at the end of each of the five years in the period ended March 31, 2003:

                                                                                               At March 31,
                         ------------------------------------------------------------------------------------------------------
                                   1999                     2000                      2001                      2002
                         -----------------------  ------------------------  ------------------------  ------------------------
                                   Old                       Old                       Old                       Old
                              classification           classification            classification            classification
                         -----------------------  ------------------------  ------------------------  ------------------------
                                           % of                      % of                      % of                      % of
                                         loans in                  loans in                  loans in                  loans in
                                           each                      each                      each                      each
                                         category                  category                  category                  category
                                         to total                  to total                  to total                  to total
                             Amount       loans        Amount       loans        Amount       loans        Amount       loans
                         --------------  -------- ---------------  -------- ---------------  -------- ---------------  --------
                                                                                    (in millions, except percentages)
Domestic:
 Manufacturing.......... (Yen)   92,791    13.02%  (Yen)   98,296    13.73%  (Yen)  159,387    12.98%  (Yen)  162,828    12.72%
 Construction...........        119,853     3.51          124,352     3.63          133,752     3.47          168,595     3.05
 Real estate............        498,246    10.16          429,928    10.07          505,479    10.61          541,093     9.79
 Services...............        225,420     9.80          178,237    10.01          172,568     9.59          175,281     9.05
 Wholesale and
  retail................        294,605    14.05          221,466    13.83          203,814    13.26          216,510    11.90
 Banks and other
  financial institutions        171,477     7.70           64,934     7.88           86,470     8.19           59,971     8.50
 Communication
  and information
  services..............             --       --               --       --               --       --               --       --
 Other industries.......         15,641     6.63           57,684     7.67           47,607     5.63           48,466     7.67
 Consumer...............         75,684    12.54          104,139    14.26          106,031    13.95           95,156    14.02
Foreign:
 Governments and
  official
  institutions..........         30,299     0.66           14,769     0.49           18,571     0.63           33,304     0.65
 Banks and other
  financial
  institutions..........         27,133     1.35            9,328     1.38           11,322     1.58            6,847     1.35
 Commercial and
  industrial............        217,736    17.47          144,028    15.28          192,484    17.75          189,332    19.31
 Other..................         19,963     3.11           22,446     1.77           21,339     2.36           15,167     1.99
Unallocated.............         24,832       --           16,605       --           58,160       --           22,630       --
                         --------------   ------  ---------------   ------  ---------------   ------  ---------------   ------
   Total................ (Yen)1,813,680   100.00%  (Yen)1,486,212   100.00%  (Yen)1,716,984   100.00%  (Yen)1,735,180   100.00%
                         ==============   ======  ===============   ======  ===============   ======  ===============   ======
Allowance as a
 percentage of
 loans..................           3.30%                     2.97%                     3.46%                     3.45%
Allowance as a
 percentage of
 nonaccrual and
 restructured loans
 and accruing loans
 contractually past
 due 90 days or
 more...................          52.15%                    52.24%                    40.18%                    41.66%

                                            At March 31,
                         -------------------------------------------------
                                               2003
                         ------------------------------------------------
                                   Old                      New
                              classification           classification
                         -----------------------  -----------------------
                                           % of                     % of
                                         loans in                 loans in
                                           each                     each
                                         category                 category
                                         to total                 to total
                             Amount       loans       Amount       loans
                         --------------  -------- --------------  --------
                                  (in millions, except percentages)
Domestic:
 Manufacturing.......... (Yen)  143,262    12.62% (Yen)  141,549    12.44%
 Construction...........        139,662     2.63         139,662     2.63
 Real estate............        231,686     8.86         231,686     8.86
 Services...............        124,182    10.44         129,678    10.21
 Wholesale and
  retail................        209,594    11.62         198,053    11.25
 Banks and other
  financial institutions         51,204     7.42          51,204     7.42
 Communication
  and information
  services..............             --       --          19,385     3.13
 Other industries.......         74,060    10.32          62,433     7.97
 Consumer...............         99,247    15.31          99,247    15.31
Foreign:
 Governments and
  official
  institutions..........          2,298     0.48           2,298     0.48
 Banks and other
  financial
  institutions..........          6,366     1.91           6,366     1.91
 Commercial and
  industrial............        216,058    17.34         216,058    17.34
 Other..................         39,207     1.05          39,207     1.05
Unallocated.............         23,310       --          23,310       --
                         --------------   ------  --------------   ------
   Total................ (Yen)1,360,136   100.00% (Yen)1,360,136   100.00%
                         ==============   ======  ==============   ======
Allowance as a
 percentage of
 loans..................           2.81%                    2.81%
Allowance as a
 percentage of
 nonaccrual and
 restructured loans
 and accruing loans
 contractually past
 due 90 days or
 more...................          49.41%                   49.41%

While allowance for credit losses contains amounts allocated to components of specifically identified loans as well as a group on portfolio of loans, the allowance for credit losses is available for credit losses in the entire loan portfolio and the allocations shown above are not intended to be restricted to the specific loan category. Accordingly, as the evaluation of credit risks changes, allocations of the allowance will be changed to reflect current conditions and various other factors.

V.  Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for each of the three years in the period ended March 31, 2003:

                                                                 Years ended March 31,
                                        ----------------------------------------------------------------------
                                                 2001                    2002                    2003
                                        ----------------------  ----------------------  ----------------------
                                            Average     Average     Average     Average     Average     Average
                                            amount       rate       amount       rate       amount       rate
                                        --------------- ------- --------------- ------- --------------- -------
                                                           (in millions, except percentages)
Domestic offices:
   Non-interest-bearing demand
     deposits.......................... (Yen) 2,186,090    --   (Yen) 2,621,296    --   (Yen) 3,427,440    --
   Interest-bearing demand
     deposits..........................      11,803,418  0.13%       14,385,013  0.04%       21,255,898  0.02%
   Deposits at notice..................       1,564,168  1.49         1,800,904  1.01         1,504,532  0.75
   Time deposits.......................      25,372,595  0.78        26,272,795  0.49        24,734,506  0.29
   Certificates of deposit.............       2,438,281  0.33         2,348,313  0.14         2,950,903  0.03
Foreign offices, principally from banks
  located in foreign countries:
   Non-interest-bearing demand
     deposits..........................       1,412,761    --         1,654,887    --         2,053,080    --
   Interest-bearing deposits,
     principally time deposits and
     certificates of deposit...........      11,552,974  4.58        10,982,859  2.99         8,964,019  1.75
                                        ---------------         ---------------         ---------------
       Total........................... (Yen)56,330,287         (Yen)60,066,067         (Yen)64,890,378
                                        ===============         ===============         ===============

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance to withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2001, 2002 and 2003 were
(Yen)378,840 million, (Yen)485,399 million and (Yen)667,129 million, respectively.

At March 31, 2003, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of (Yen)10 million (approximately US$85 thousand at the Federal Reserve Bank of New York's noon buying rate on March 31, 2003) or more and such deposits issued in amounts of US$100,000 or more are shown in the following table.

                                                          Certificates of
                                           Time deposits      deposit          Total
                                          --------------- --------------- ---------------
                                                           (in millions)
Domestic offices:
   Three months or less.................. (Yen) 6,963,087 (Yen)3,598,823  (Yen)10,561,910
   Over three months through six months..       1,815,368        148,683        1,964,051
   Over six months through twelve months.       2,424,261         21,315        2,445,576
   Over twelve months....................       2,467,993             40        2,468,033
                                          --------------- --------------  ---------------
       Total............................. (Yen)13,670,709 (Yen)3,768,861  (Yen)17,439,570
                                          =============== ==============  ===============
Foreign offices..........................                                 (Yen) 5,344,997
                                                                          ===============

VI.  Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for each of the three years in the period ended March 31, 2003:

                                                                           Years ended March 31,
                                                             ------------------------------------------------
                                                                   2001            2002             2003
                                                             ---------------  --------------  ---------------
                                                                     (in millions, except percentages)
Call money, funds purchased, and payables under repurchase
  agreements and securities lending transactions:
   Average balance outstanding during the year.............. (Yen) 7,201,772  (Yen)8,996,420  (Yen) 8,491,696
   Maximum balance outstanding at any month-end during the
     year...................................................      10,546,870       9,252,127       17,520,365
   Balance at end of year...................................       8,727,358       9,243,032        9,319,870
   Weighted average interest rate during the year...........            3.62%           2.23%            1.27%
   Weighted average interest rate on balance at end of year.            2.01%           1.09%            1.18%
Due to trust account:
   Average balance outstanding during the year.............. (Yen) 4,023,941  (Yen)2,940,975  (Yen) 1,691,359
   Maximum balance outstanding at any month-end during the
     year...................................................       4,488,591       3,353,489        2,188,326
   Balance at end of year...................................       3,672,718       2,282,225        1,401,618
   Weighted average interest rate during the year...........            0.69%           0.57%            0.51%
   Weighted average interest rate on balance at end of year.            0.73%           0.51%            0.51%
Other short-term borrowings:
   Average balance outstanding during the year.............. (Yen) 1,641,905  (Yen)2,077,604  (Yen) 2,808,049
   Maximum balance outstanding at any month-end during the
     year...................................................       3,032,747       3,318,634        2,870,339
   Balance at end of year...................................       2,129,991       3,318,634        2,854,028
   Weighted average interest rate during the year...........            1.65%           2.22%            1.01%
   Weighted average interest rate on balance at end of year.            1.48%           1.09%            0.48%

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                  Page
                                                                                                  ----
Report of Independent Auditors................................................................... F-2
Consolidated Balance Sheets as of March 31, 2002 and 2003........................................ F-3
Consolidated Statements of Operations for the Years ended March 31, 2001, 2002 and 2003.......... F-4
Consolidated Statements of Changes in Equity from Nonowner Sources for the Years ended March 31,
  2001, 2002 and 2003............................................................................ F-5
Consolidated Statements of Shareholders' Equity for the Years ended March 31, 2001, 2002 and 2003 F-6
Consolidated Statements of Cash Flows for the Years ended March 31, 2001, 2002 and 2003.......... F-7
Notes to Consolidated Financial Statements....................................................... F-8

                        REPORT OF INDEPENDENT AUDITORS

Mitsubishi Tokyo Financial Group, Inc.
(Kabushiki Kaisha Mitsubishi Tokyo Financial Group):

We have audited the accompanying consolidated balance sheets of Mitsubishi Tokyo Financial Group, Inc. (Kabushiki Kaisha Mitsubishi Tokyo Financial Group) ("MTFG") and subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of operations, changes in equity from nonowner sources, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of MTFG's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MTFG and subsidiaries at March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4, the disclosure of amortized costs and unrealized gains and losses of investment securities as of March 31, 2002 has been restated.

As discussed in Note 1 to the consolidated financial statements, MTFG changed its method of accounting for derivative financial instruments and hedging activities in the year ended March 31, 2002, and its method of accounting for goodwill and other intangible assets in the year ended March 31, 2003.

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU

Tokyo, Japan
September 12, 2003 (September 17, 2003 as to Note 33)

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            MARCH 31, 2002 AND 2003

                                                                                          2002             2003
                                                                                    ---------------  ---------------
                                                                                              (in millions)
                                    ASSETS
Cash and due from banks (Note 10).................................................. (Yen) 1,832,399  (Yen) 4,288,581
Interest-earning deposits in other banks (Note 10).................................       4,332,180        4,009,986
Call loans and funds sold (Note 13)................................................       1,626,760          595,567
Receivables under resale agreements................................................       1,122,680        1,169,479
Receivables under securities borrowing transactions................................       1,953,242        1,848,124
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of (Yen)856,331 million in 2002 and
 (Yen)1,807,819 million in 2003) (Notes 3 and 10)..................................       7,497,253        8,363,383
Investment securities (Notes 4 and 10):
 Securities available for sale--carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of
  (Yen)2,101,338 million in 2002 and (Yen)3,049,692 million in 2003)...............      23,282,816       24,364,066
 Securities being held to maturity--carried at amortized cost (estimated fair
  value of (Yen)284,724 million in 2002 and 203,524 million in 2003)...............         272,163          191,132
 Other investment securities.......................................................         129,498          145,431
                                                                                    ---------------  ---------------
  Total investment securities......................................................      23,684,477       24,700,629
                                                                                    ---------------  ---------------
Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of (Yen)765,575 million
 in 2002 and (Yen)864,978 million in 2003) (Notes 5 and 10)........................      50,229,725       48,465,569
Allowance for credit losses (Notes 5 and 6)........................................      (1,735,180)      (1,360,136)
                                                                                    ---------------  ---------------
 Net loans.........................................................................      48,494,545       47,105,433
                                                                                    ---------------  ---------------
Premises and equipment--net (Note 7)...............................................         681,366          643,794
Accrued interest...................................................................         213,697          173,351
Customers' acceptance liability....................................................          37,608           28,261
Intangible assets (Note 8).........................................................         186,617          186,898
Goodwill (Note 8)..................................................................          41,386           48,143
Deferred tax assets (Note 9).......................................................       1,120,831        1,640,046
Other assets (Notes 5 and 17)......................................................       1,540,073        1,730,038
                                                                                    ---------------  ---------------
     Total......................................................................... (Yen)94,365,114  (Yen)96,531,713
                                                                                    ===============  ===============
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits (Notes 10 and 11):
 Domestic offices:
  Non-interest-bearing............................................................. (Yen) 3,091,407  (Yen) 3,987,854
  Interest-bearing.................................................................      48,826,155       52,257,085
 Overseas offices:
  Non-interest-bearing.............................................................       2,166,464        2,434,297
  Interest-bearing.................................................................       9,575,475        8,624,442
                                                                                    ---------------  ---------------
     Total deposits................................................................      63,659,501       67,303,678
Debentures (Note 12)...............................................................       2,269,122          636,060
Call money and funds purchased (Notes 10 and 13)...................................       2,542,489        2,689,892
Payables under repurchase agreements (Note 10).....................................       3,786,560        4,424,035
Payables under securities lending transactions (Note 10)...........................       2,913,983        2,205,943
Due to trust account (Note 14).....................................................       2,282,225        1,401,618
Other short-term borrowings (Notes 10 and 15)......................................       3,318,634        2,854,028
Trading account liabilities (Note 3)...............................................       2,495,768        3,603,153
Obligations to return securities received as collateral............................         315,538          950,138
Bank acceptances outstanding.......................................................          37,608           28,261
Accrued interest...................................................................         211,010          132,655
Long-term debt (Notes 10 and 15)...................................................       5,183,841        5,159,132
Other liabilities (Notes 9, 16 and 17).............................................       2,722,338        2,590,183
                                                                                    ---------------  ---------------
     Total liabilities.............................................................      91,738,617       93,978,776
                                                                                    ---------------  ---------------
Commitments and contingent liabilities (Notes 24 and 26)
Shareholders' equity (Note 21):
 Capital stock (Notes 18 and 19) :
  Preferred stock:
     Class 1--authorized, 81,400 shares; issued and outstanding, 81,400 shares in 2002 and 2003, with no stated value (aggregate liquidation preference
      of (Yen)244,200 million).....................................................         122,100          122,100
     Class 2--convertible: authorized, 100,000 shares; issued and outstanding,
      100,000 shares in 2002 and 2003, with no stated value (aggregate
      liquidation preference of (Yen)200,000 million)..............................         100,000          100,000
     Class 3--authorized, 120,000 shares; no shares issued or outstanding..........              --               --
     Class 4--convertible: authorized, 120,000 shares; no shares issued or
      outstanding..................................................................              --               --
  Common stock--authorized, 22,000,000 shares; issued, 5,742,468 shares in 2002
    and 6,232,162 shares in 2003, with no stated value.............................         873,156          984,708
 Capital surplus (Note 19).........................................................         850,835        1,058,611
 Retained earnings (Notes 20 and 33):
  Appropriated for legal reserve...................................................         236,537          237,474
  Unappropriated...................................................................          11,593          168,036
 Accumulated other changes in equity from nonowner sources, net of taxes...........         523,250         (114,790)
                                                                                    ---------------  ---------------
  Total............................................................................       2,717,471        2,556,139
  Less treasury stock, at cost--169,639 common shares in 2002 and 3,226 common
    shares in 2003.................................................................          90,974            3,202
                                                                                    ---------------  ---------------
  Shareholders' equity--net........................................................       2,626,497        2,552,937
                                                                                    ---------------  ---------------
     Total......................................................................... (Yen)94,365,114  (Yen)96,531,713
                                                                                    ===============  ===============

       See the accompanying notes to Consolidated Financial Statements.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

                                                                                                        2001
                                                                                                  ---------------
                                                                                                   (in millions)
Interest income:
Loans, including fees (Note 5)................................................................... (Yen) 1,476,209
Deposits in other banks..........................................................................         236,626
Investment securities:
   Interest......................................................................................         305,832
   Dividends.....................................................................................          62,849
Trading account assets...........................................................................          16,954
Call loans and funds sold........................................................................          28,499
Receivables under resale agreements and securities borrowing transactions........................         156,005
                                                                                                  ---------------
     Total.......................................................................................       2,282,974
                                                                                                  ---------------
Interest expense:
Deposits.........................................................................................         774,512
Debentures.......................................................................................          32,285
Call money and funds purchased...................................................................          22,452
Payables under repurchase agreements and securities lending transactions.........................         238,233
Due to trust account.............................................................................          27,825
Other short-term borrowings and trading account liabilities......................................          37,230
Long-term debt...................................................................................         178,081
                                                                                                  ---------------
     Total.......................................................................................       1,310,618
                                                                                                  ---------------
Net interest income..............................................................................         972,356
Provision for credit losses (Notes 5 and 6)......................................................         797,081
                                                                                                  ---------------
Net interest income after provision for credit losses............................................         175,275
                                                                                                  ---------------
Non-interest income:
Fees and commissions (Note 27)...................................................................         459,403
Foreign exchange gains (losses)--net (Notes 1 and 3).............................................        (104,617)
Trading account profits--net (Notes 1 and 3).....................................................         229,508
Investment securities gains (losses)--net (Notes 1 and 4)........................................         232,502
Other non-interest income........................................................................          34,411
                                                                                                  ---------------
     Total.......................................................................................         851,207
                                                                                                  ---------------
Non-interest expense:
Salaries and employee benefits (Note 16).........................................................         403,739
Occupancy expenses--net (Notes 7 and 26).........................................................         137,373
Losses on other real estate owned................................................................          16,434
Goodwill amortization (Note 8)...................................................................           4,444
Amortization of intangible assets (Note 8).......................................................          31,734
Insurance premiums, including deposit insurance..................................................          41,798
Communications...................................................................................          19,415
Other non-interest expenses......................................................................         367,956
                                                                                                  ---------------
     Total.......................................................................................       1,022,893
                                                                                                  ---------------
Income (loss) before income tax expense (benefit) and cumulative effect of a change in accounting
 principle.......................................................................................           3,589
Income tax expense (benefit) (Note 9)............................................................          62,763
                                                                                                  ---------------
Income (loss) before cumulative effect of a change in accounting principle.......................         (59,174)
Cumulative effect of a change in accounting principle, net of tax (Note 1).......................              --
                                                                                                  ---------------
Net income (loss)................................................................................ (Yen)   (59,174)
                                                                                                  ===============
Income available to preferred shareholders....................................................... (Yen)     8,336
                                                                                                  ---------------
Net income (loss) available to common shareholders............................................... (Yen)   (67,510)
                                                                                                  ===============


Amounts per share (*) (**) (Notes 20 and 22):
Basic earnings (loss) per common share--income (loss) available to common shareholders before cumulative effect of a change in accounting principle........................................... (Yen)(12,274.55)
Basic earnings (loss) per common share--net income (loss) available to common shareholders.......      (12,274.55)
Diluted earnings (loss) per common share--income (loss) available to common shareholders before
 cumulative effect of a change in accounting principle...........................................      (12,274.55)
Diluted earnings (loss) per common share--net income (loss) available to common shareholders.....      (12,274.55)

                                                                                                        2002
                                                                                                  ---------------
                                                                                                    (in millions)
Interest income:
Loans, including fees (Note 5)................................................................... (Yen) 1,276,821
Deposits in other banks..........................................................................         159,784
Investment securities:
   Interest......................................................................................         336,278
   Dividends.....................................................................................          63,115
Trading account assets...........................................................................          15,144
Call loans and funds sold........................................................................          19,318
Receivables under resale agreements and securities borrowing transactions........................         146,501
                                                                                                  ---------------
     Total.......................................................................................       2,016,961
                                                                                                  ---------------
Interest expense:
Deposits.........................................................................................         485,643
Debentures.......................................................................................          20,491
Call money and funds purchased...................................................................          17,853
Payables under repurchase agreements and securities lending transactions.........................         182,487
Due to trust account.............................................................................          16,683
Other short-term borrowings and trading account liabilities......................................          46,567
Long-term debt...................................................................................         169,339
                                                                                                  ---------------
     Total.......................................................................................         939,063
                                                                                                  ---------------
Net interest income..............................................................................       1,077,898
Provision for credit losses (Notes 5 and 6)......................................................         601,689
                                                                                                  ---------------
Net interest income after provision for credit losses............................................         476,209
                                                                                                  ---------------
Non-interest income:
Fees and commissions (Note 27)...................................................................         491,864
Foreign exchange gains (losses)--net (Notes 1 and 3).............................................        (333,034)
Trading account profits--net (Notes 1 and 3).....................................................         138,460
Investment securities gains (losses)--net (Notes 1 and 4)........................................          20,598
Other non-interest income........................................................................          49,819
                                                                                                  ---------------
     Total.......................................................................................         367,707
                                                                                                  ---------------
Non-interest expense:
Salaries and employee benefits (Note 16).........................................................         456,568
Occupancy expenses--net (Notes 7 and 26).........................................................         134,787
Losses on other real estate owned................................................................           6,233
Goodwill amortization (Note 8)...................................................................           7,862
Amortization of intangible assets (Note 8).......................................................          36,932
Insurance premiums, including deposit insurance..................................................          43,452
Communications...................................................................................          21,266
Other non-interest expenses......................................................................         461,049
                                                                                                  ---------------
     Total.......................................................................................       1,168,149
                                                                                                  ---------------
Income (loss) before income tax expense (benefit) and cumulative effect of a change in accounting
 principle.......................................................................................        (324,233)
Income tax expense (benefit) (Note 9)............................................................        (101,832)
                                                                                                  ---------------
Income (loss) before cumulative effect of a change in accounting principle.......................        (222,401)
Cumulative effect of a change in accounting principle, net of tax (Note 1).......................           5,867
                                                                                                  ---------------
Net income (loss)................................................................................ (Yen)  (216,534)
                                                                                                  ===============
Income available to preferred shareholders....................................................... (Yen)     4,168
                                                                                                  ---------------
Net income (loss) available to common shareholders............................................... (Yen)  (220,702)
                                                                                                  ===============

                                                                                                      (in Yen)
Amounts per share (*) (**) (Notes 20 and 22):
Basic earnings (loss) per common share--income (loss) available to common shareholders before cumulative effect of a change in accounting principle........................................... (Yen)(40,789.57)
Basic earnings (loss) per common share--net income (loss) available to common shareholders.......      (39,733.32)
Diluted earnings (loss) per common share--income (loss) available to common shareholders before
 cumulative effect of a change in accounting principle...........................................      (40,789.57)
Diluted earnings (loss) per common share--net income (loss) available to common shareholders.....      (39,733.32)

                                                                                                       2003
                                                                                                  --------------
                                                                                                   (in millions)
Interest income:
Loans, including fees (Note 5)................................................................... (Yen)1,047,420
Deposits in other banks..........................................................................         72,623
Investment securities:
   Interest......................................................................................        344,422
   Dividends.....................................................................................         47,004
Trading account assets...........................................................................         12,045
Call loans and funds sold........................................................................          7,320
Receivables under resale agreements and securities borrowing transactions........................         54,524
                                                                                                  --------------
     Total.......................................................................................      1,585,358
                                                                                                  --------------
Interest expense:
Deposits.........................................................................................        243,755
Debentures.......................................................................................          8,508
Call money and funds purchased...................................................................         12,708
Payables under repurchase agreements and securities lending transactions.........................         94,713
Due to trust account.............................................................................          8,673
Other short-term borrowings and trading account liabilities......................................         31,320
Long-term debt...................................................................................        140,240
                                                                                                  --------------
     Total.......................................................................................        539,917
                                                                                                  --------------
Net interest income..............................................................................      1,045,441
Provision for credit losses (Notes 5 and 6)......................................................        455,630
                                                                                                  --------------
Net interest income after provision for credit losses............................................        589,811
                                                                                                  --------------
Non-interest income:
Fees and commissions (Note 27)...................................................................        528,108
Foreign exchange gains (losses)--net (Notes 1 and 3).............................................         25,558
Trading account profits--net (Notes 1 and 3).....................................................        266,816
Investment securities gains (losses)--net (Notes 1 and 4)........................................        (21,293)
Other non-interest income........................................................................         47,457
                                                                                                  --------------
     Total.......................................................................................        846,646
                                                                                                  --------------
Non-interest expense:
Salaries and employee benefits (Note 16).........................................................        499,470
Occupancy expenses--net (Notes 7 and 26).........................................................        121,080
Losses on other real estate owned................................................................            305
Goodwill amortization (Note 8)...................................................................             --
Amortization of intangible assets (Note 8).......................................................         46,917
Insurance premiums, including deposit insurance..................................................         48,259
Communications...................................................................................         22,043
Other non-interest expenses......................................................................        451,686
                                                                                                  --------------
     Total.......................................................................................      1,189,760
                                                                                                  --------------
Income (loss) before income tax expense (benefit) and cumulative effect of a change in accounting
 principle.......................................................................................        246,697
Income tax expense (benefit) (Note 9)............................................................         42,877
                                                                                                  --------------
Income (loss) before cumulative effect of a change in accounting principle.......................        203,820
Cumulative effect of a change in accounting principle, net of tax (Note 1).......................           (532)
                                                                                                  --------------
Net income (loss)................................................................................ (Yen)  203,288
                                                                                                  ==============
Income available to preferred shareholders....................................................... (Yen)   12,504
                                                                                                  --------------
Net income (loss) available to common shareholders............................................... (Yen)  190,784
                                                                                                  ==============


Amounts per share (*) (**) (Notes 20 and 22):
Basic earnings (loss) per common share--income (loss) available to common shareholders before cumulative effect of a change in accounting principle........................................... (Yen)34,058.11
Basic earnings (loss) per common share--net income (loss) available to common shareholders.......      33,963.40
Diluted earnings (loss) per common share--income (loss) available to common shareholders before
 cumulative effect of a change in accounting principle...........................................      31,228.45
Diluted earnings (loss) per common share--net income (loss) available to common shareholders.....      31,137.71

--------
(*) Amounts for the year ended March 31, 2001 have been adjusted to reflect the stock-for-stock exchanges on April 2, 2001 creating MTFG (see Note 2).
(**) For the year ended March 31, 2003, Class 2 Preferred Stock was included in the computation of the diluted amounts based on the conversion price as of year-end (see Notes 18 and 22).

       See the accompanying notes to Consolidated Financial Statements.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES
               FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

                                                                                Gains (Losses)                Gains (Losses)
                                                                                before income    Income tax   net of income
                                                                                 tax expense     (expense)     tax expense
                                                                                  (benefit)       benefit       (benefit)
                                                                               ---------------  ------------  --------------
                                                                                               (in millions)
Year ended March 31, 2001:
Net loss......................................................................                                (Yen) (59,174)
                                                                                                              -------------
Other changes in equity from nonowner sources:
   Net unrealized holding losses on investment securities available for sale.. (Yen)  (874,301) (Yen)339,259       (535,042)
   Reclassification adjustment for gains included in net loss.................        (275,460)      107,452       (168,008)
                                                                               ---------------  ------------  -------------
      Total...................................................................      (1,149,761)      446,711       (703,050)
                                                                               ---------------  ------------  -------------
   Minimum pension liability adjustments......................................        (114,171)       39,735        (74,436)
                                                                               ---------------  ------------  -------------
   Foreign currency translation adjustments...................................          52,415       (15,415)        37,000
   Reclassification adjustment for losses included in net loss................           6,502        (1,438)         5,064
                                                                               ---------------  ------------  -------------
      Total...................................................................          58,917       (16,853)        42,064
                                                                               ---------------  ------------  -------------
Total changes in equity from nonowner sources.................................                                (Yen)(794,596)
                                                                                                              =============
Year ended March 31, 2002:
Net loss......................................................................                                (Yen)(216,534)
                                                                                                              -------------
Other changes in equity from nonowner sources:
   Net unrealized holding losses on investment securities available for sale.. (Yen)  (558,583) (Yen)211,868       (346,715)
   Reclassification adjustment for gains included in net loss.................         (46,325)       18,075        (28,250)
                                                                               ---------------  ------------  -------------
      Total...................................................................        (604,908)      229,943       (374,965)
                                                                               ---------------  ------------  -------------
   Cumulative effect of a change in accounting principle......................           2,065          (808)         1,257
   Net unrealized gains on derivatives qualifying for cash flow hedges........           7,982        (2,916)         5,066
   Reclassification adjustment for gains included in net loss.................          (4,254)        1,627         (2,627)
                                                                               ---------------  ------------  -------------
      Total...................................................................           5,793        (2,097)         3,696
                                                                               ---------------  ------------  -------------
   Minimum pension liability adjustments......................................        (122,746)       30,815        (91,931)
                                                                               ---------------  ------------  -------------
   Foreign currency translation adjustments...................................          84,355        (5,444)        78,911
   Reclassification adjustment for losses included in net loss................             115            --            115
                                                                               ---------------  ------------  -------------
      Total...................................................................          84,470        (5,444)        79,026
                                                                               ---------------  ------------  -------------
Total changes in equity from nonowner sources.................................                                (Yen)(600,708)
                                                                                                              =============
Year ended March 31, 2003:
Net income....................................................................                                (Yen) 203,288
                                                                                                              -------------
Other changes in equity from nonowner sources:
   Net unrealized holding losses on investment securities available for sale.. (Yen)  (846,396) (Yen)337,697       (508,699)
   Reclassification adjustment for gains included in net income...............           1,553          (288)         1,265
                                                                               ---------------  ------------  -------------
      Total...................................................................        (844,843)      337,409       (507,434)
                                                                               ---------------  ------------  -------------
   Net unrealized gains on derivatives qualifying for cash flow hedges........          10,885        (4,164)         6,721
   Reclassification adjustment for gains included in net income...............          (9,545)        3,651         (5,894)
                                                                               ---------------  ------------  -------------
      Total...................................................................           1,340          (513)           827
                                                                               ---------------  ------------  -------------
   Minimum pension liability adjustments......................................        (132,113)       51,265        (80,848)
                                                                               ---------------  ------------  -------------
   Foreign currency translation adjustments...................................         (54,698)        3,599        (51,099)
   Reclassification adjustment for losses included in net income..............             591           (77)           514
                                                                               ---------------  ------------  -------------
      Total...................................................................         (54,107)        3,522        (50,585)
                                                                               ---------------  ------------  -------------
Total changes in equity from nonowner sources.................................                                (Yen)(434,752)
                                                                                                              =============

       See the accompanying notes to Consolidated Financial Statements.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

                                                                                      2001            2002            2003
                                                                                 --------------  --------------  --------------
                                                                                                  (in millions)
Preferred stock (Class 1) (Note 18):
Balance at beginning of year.................................................... (Yen)  122,100  (Yen)  122,100  (Yen)  122,100
                                                                                 --------------  --------------  --------------
Balance at end of year.......................................................... (Yen)  122,100  (Yen)  122,100  (Yen)  122,100
                                                                                 ==============  ==============  ==============
Preferred stock (Class 2) (Note 18):
Balance at beginning of year.................................................... (Yen)  100,000  (Yen)  100,000  (Yen)  100,000
                                                                                 --------------  --------------  --------------
Balance at end of year.......................................................... (Yen)  100,000  (Yen)  100,000  (Yen)  100,000
                                                                                 ==============  ==============  ==============
Common stock (Note 19):
Balance at beginning of year.................................................... (Yen)  856,664  (Yen)  856,664  (Yen)  873,156
Issuance of new shares of common stock..........................................             --              --         111,552
Issuance of new shares of common stock in exchange for the minority shares of
 Nippon Trust Bank Limited......................................................             --          16,492              --
                                                                                 --------------  --------------  --------------
Balance at end of year.......................................................... (Yen)  856,664  (Yen)  873,156  (Yen)  984,708
                                                                                 ==============  ==============  ==============
Capital surplus (Note 19):
Balance at beginning of year.................................................... (Yen)  838,008  (Yen)  831,105  (Yen)  850,835
Issuance of new shares of common stock..........................................             --              --         110,620
Issuance of new shares of common stock in exchange for the minority shares of
 Nippon Trust Bank Limited......................................................             --          16,120              --
Recognition of tax benefit arising from treasury stock held by subsidiaries.....             --              --          54,008
Gains (Losses) on sales of shares of treasury stock, net of taxes...............         (6,903)          3,610          43,148
                                                                                 --------------  --------------  --------------
Balance at end of year.......................................................... (Yen)  831,105  (Yen)  850,835  (Yen)1,058,611
                                                                                 ==============  ==============  ==============
Retained earnings appropriated for legal reserve (Note 20):
Balance at beginning of year.................................................... (Yen)  210,196  (Yen)  221,689  (Yen)  236,537
Transfer from unappropriated retained earnings..................................         11,493          14,848             937
                                                                                 --------------  --------------  --------------
Balance at end of year.......................................................... (Yen)  221,689  (Yen)  236,537  (Yen)  237,474
                                                                                 ==============  ==============  ==============
Unappropriated retained earnings (Note 20):
Balance at beginning of year.................................................... (Yen)  398,263  (Yen)  271,246  (Yen)   11,593
Net income (loss)...............................................................        (59,174)       (216,534)        203,288
                                                                                 --------------  --------------  --------------
    Total.......................................................................        339,089          54,712         214,881
                                                                                 --------------  --------------  --------------
Deduction:
 Cash dividends (Note 1) (*):
  Common share--(Yen)8,255.25 in 2001, (Yen)4,127.63 in 2002 and (Yen)6,000.00
    in 2003 per share...........................................................        (48,014)        (24,103)        (33,404)
  Preferred share (Class 1)--(Yen)82,500.00 in 2001, (Yen)41,250.00 in
    2002 and (Yen)123,750.00 in 2003 per share..................................         (6,716)         (3,358)        (10,074)
  Preferred share (Class 2)--(Yen)16,200.00 in 2001, (Yen)8,100.00 in 2002 and
    (Yen)24,300.00 in 2003 per share............................................         (1,620)           (810)         (2,430)
 Transfer to retained earnings appropriated for legal reserve...................        (11,493)        (14,848)           (937)
                                                                                 --------------  --------------  --------------
    Total.......................................................................        (67,843)        (43,119)        (46,845)
                                                                                 --------------  --------------  --------------
Balance at end of year (Note 33)................................................ (Yen)  271,246  (Yen)   11,593  (Yen)  168,036
                                                                                 ==============  ==============  ==============
Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 4):
 Balance at beginning of year................................................... (Yen)1,905,295  (Yen)1,202,245  (Yen)  827,280
 Net change during the year.....................................................       (703,050)       (374,965)       (507,434)
                                                                                 --------------  --------------  --------------
 Balance at end of year......................................................... (Yen)1,202,245  (Yen)  827,280  (Yen)  319,846
                                                                                 --------------  --------------  --------------
Net unrealized gains on derivatives qualifying for cash flow hedges (Note 23):
 Balance at beginning of year................................................... (Yen)       --  (Yen)       --  (Yen)    3,696
 Cumulative effect of a change in accounting principle..........................             --           1,257              --
 Net change during the year.....................................................             --           2,439             827
                                                                                 --------------  --------------  --------------
 Balance at end of year......................................................... (Yen)       --  (Yen)    3,696  (Yen)    4,523
                                                                                 --------------  --------------  --------------
Minimum pension liability adjustments (Note 16):
 Balance at beginning of year................................................... (Yen)  (15,928) (Yen)  (90,364) (Yen) (182,295)
 Net change during the year.....................................................        (74,436)        (91,931)        (80,848)
                                                                                 --------------  --------------  --------------
 Balance at end of year......................................................... (Yen)  (90,364) (Yen) (182,295) (Yen) (263,143)
                                                                                 --------------  --------------  --------------
Foreign currency translation adjustments:
 Balance at beginning of year................................................... (Yen) (246,521) (Yen) (204,457) (Yen) (125,431)
 Net change during the year.....................................................         42,064          79,026         (50,585)
                                                                                 --------------  --------------  --------------
 Balance at end of year......................................................... (Yen) (204,457) (Yen) (125,431) (Yen) (176,016)
                                                                                 --------------  --------------  --------------
Balance at end of year.......................................................... (Yen)  907,424  (Yen)  523,250  (Yen) (114,790)
                                                                                 ==============  ==============  ==============
Treasury stock:
Balance at beginning of year.................................................... (Yen) (153,669) (Yen) (108,932) (Yen)  (90,974)
Purchases of shares of treasury stock...........................................         (1,005)         (7,381)           (965)
Sales of shares of treasury stock...............................................         46,057          25,339          89,976
Net increase resulting from changes in consolidated subsidiaries................           (315)             --          (1,239)
                                                                                 --------------  --------------  --------------
Balance at end of year.......................................................... (Yen) (108,932) (Yen)  (90,974) (Yen)   (3,202)
                                                                                 ==============  ==============  ==============
Total shareholders' equity...................................................... (Yen)3,201,296  (Yen)2,626,497  (Yen)2,552,937
                                                                                 ==============  ==============  ==============

--------
(*) Amounts have been adjusted to reflect the stock-for-stock exchanges on
    April 2, 2001 creating MTFG (see Note 2).
       See the accompanying notes to Consolidated Financial Statements.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

                                                                                                 2001              2002
                                                                                           ----------------  ----------------
                                                                                                               (in millions)
Cash flows from operating activities:
 Net income (loss)........................................................................ (Yen)    (59,174) (Yen)   (216,534)
 Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
   Depreciation and amortization..........................................................           93,216           105,094
   Goodwill amortization..................................................................            4,444             7,862
   Provision for credit losses............................................................          797,081           601,689
   Investment securities losses (gains)--net..............................................         (232,502)          (20,598)
   Foreign exchange losses (gains)--net...................................................           24,241           524,272
   Provision for deferred income tax benefit..............................................          (40,372)         (129,151)
   Increase in trading account assets, excluding foreign exchange contracts...............       (1,769,413)         (196,044)
   Increase (decrease) in trading account liabilities, excluding foreign
    exchange contracts....................................................................          227,502        (1,604,006)
   Decrease (increase) in accrued interest receivable and other receivables...............          (44,750)          128,646
   Increase (decrease) in accrued interest payable and other payables.....................          171,781          (190,986)
   Other--net.............................................................................          (95,779)           67,013
                                                                                           ----------------  ----------------
     Net cash provided by (used in) operating activities..................................         (923,725)         (922,743)
                                                                                           ----------------  ----------------
Cash flows from investing activities:
 Proceeds from sales of investment securities available for sale..........................       31,027,773        34,164,318
 Proceeds from maturities of investment securities available for sale.....................       16,154,100         8,495,287
 Purchases of investment securities available for sale....................................      (50,785,346)      (45,404,685)
 Proceeds from maturities of investment securities being held to maturity.................           79,579            36,970
 Purchases of investment securities being held to maturity................................         (211,016)               --
 Proceeds from sales of other investment securities.......................................           33,469            53,872
 Purchases of other investment securities.................................................          (15,111)          (19,111)
 Net decrease (increase) in loans.........................................................          884,808          (552,865)
 Net decrease (increase) in interest-earning deposits in other banks......................         (567,952)        1,920,108
 Net decrease (increase) in call loans, funds sold, and receivables under resale
  agreements and securities borrowing transactions........................................       (2,334,422)          927,975
 Proceeds from sales of premises and equipment............................................           15,604            49,036
 Capital expenditures for premises and equipment..........................................          (54,405)         (110,391)
 Other--net...............................................................................         (148,398)         (107,402)
                                                                                           ----------------  ----------------
     Net cash used in investing activities................................................       (5,921,317)         (546,888)
                                                                                           ----------------  ----------------
Cash flows from financing activities:
 Net increase in deposits.................................................................        3,423,211         2,274,803
 Net decrease in debentures...............................................................       (1,135,584)       (1,136,959)
 Net increase in call money, funds purchased, and payables under repurchase agreements and
  securities lending transactions.........................................................        4,286,605            88,080
 Net decrease in due to trust account.....................................................           (7,758)       (1,390,493)
 Net increase (decrease) in other short-term borrowings...................................          (65,043)        1,355,660
 Proceeds from issuance of long-term debt.................................................        1,159,777           884,991
 Repayment of long-term debt..............................................................         (920,967)         (767,312)
 Proceeds from issuance of new shares of common stock, net of stock issue expenses........               --                --
 Proceeds from sales of treasury stock....................................................           34,878            32,577
 Payments to acquire treasury stock.......................................................           (1,005)           (7,381)
 Dividends paid...........................................................................          (56,342)          (28,275)
 Other--net...............................................................................         (282,109)          202,481
                                                                                           ----------------  ----------------
     Net cash provided by financing activities............................................        6,435,663         1,508,172
                                                                                           ----------------  ----------------
Effect of exchange rate changes on cash and cash equivalents..............................           26,070            64,190
                                                                                           ----------------  ----------------
Net increase (decrease) in cash and cash equivalents......................................         (383,309)          102,731
Cash and cash equivalents at beginning of year............................................        2,112,977         1,729,668
                                                                                           ----------------  ----------------
Cash and cash equivalents at end of year.................................................. (Yen)  1,729,668  (Yen)  1,832,399
                                                                                           ================  ================
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest.................................................................................. (Yen)  1,125,616  (Yen)  1,127,859
Income taxes, net of refunds..............................................................          227,900            98,203
Non-cash investing activities:
Loans transferred to other real estate owned..............................................            6,432             7,605
Investment securities being held to maturity transferred to available-for-sale category
 (Note 4).................................................................................          369,039                --
Marketable equity securities transferred to employee retirement benefit trusts (Note 16)..               --           133,158

                                                                                                 2003
                                                                                           ----------------
                                                                                             (in millions)
Cash flows from operating activities:
 Net income (loss)........................................................................ (Yen)    203,288
 Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
   Depreciation and amortization..........................................................          109,943
   Goodwill amortization..................................................................               --
   Provision for credit losses............................................................          455,630
   Investment securities losses (gains)--net..............................................           21,293
   Foreign exchange losses (gains)--net...................................................         (302,967)
   Provision for deferred income tax benefit..............................................          (18,733)
   Increase in trading account assets, excluding foreign exchange contracts...............       (1,116,568)
   Increase (decrease) in trading account liabilities, excluding foreign
    exchange contracts....................................................................        1,390,349
   Decrease (increase) in accrued interest receivable and other receivables...............           35,053
   Increase (decrease) in accrued interest payable and other payables.....................          (80,862)
   Other--net.............................................................................           84,556
                                                                                           ----------------
     Net cash provided by (used in) operating activities..................................          780,982
                                                                                           ----------------
Cash flows from investing activities:
 Proceeds from sales of investment securities available for sale..........................       27,063,999
 Proceeds from maturities of investment securities available for sale.....................       15,897,034
 Purchases of investment securities available for sale....................................      (44,832,560)
 Proceeds from maturities of investment securities being held to maturity.................           73,279
 Purchases of investment securities being held to maturity................................               --
 Proceeds from sales of other investment securities.......................................           26,950
 Purchases of other investment securities.................................................          (62,782)
 Net decrease (increase) in loans.........................................................          215,607
 Net decrease (increase) in interest-earning deposits in other banks......................           69,379
 Net decrease (increase) in call loans, funds sold, and receivables under resale
  agreements and securities borrowing transactions........................................        1,116,562
 Proceeds from sales of premises and equipment............................................           70,248
 Capital expenditures for premises and equipment..........................................          (50,596)
 Other--net...............................................................................           13,107
                                                                                           ----------------
     Net cash used in investing activities................................................         (399,773)
                                                                                           ----------------
Cash flows from financing activities:
 Net increase in deposits.................................................................        4,751,481
 Net decrease in debentures...............................................................       (1,633,157)
 Net increase in call money, funds purchased, and payables under repurchase agreements and
  securities lending transactions.........................................................          129,750
 Net decrease in due to trust account.....................................................         (880,607)
 Net increase (decrease) in other short-term borrowings...................................         (621,985)
 Proceeds from issuance of long-term debt.................................................        1,072,400
 Repayment of long-term debt..............................................................       (1,084,018)
 Proceeds from issuance of new shares of common stock, net of stock issue expenses........          222,172
 Proceeds from sales of treasury stock....................................................           82,944
 Payments to acquire treasury stock.......................................................             (965)
 Dividends paid...........................................................................          (45,904)
 Other--net...............................................................................          132,497
                                                                                           ----------------
     Net cash provided by financing activities............................................        2,124,608
                                                                                           ----------------
Effect of exchange rate changes on cash and cash equivalents..............................          (49,635)
                                                                                           ----------------
Net increase (decrease) in cash and cash equivalents......................................        2,456,182
Cash and cash equivalents at beginning of year............................................        1,832,399
                                                                                           ----------------
Cash and cash equivalents at end of year.................................................. (Yen)  4,288,581
                                                                                           ================
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest.................................................................................. (Yen)    620,534
Income taxes, net of refunds..............................................................           50,471
Non-cash investing activities:
Loans transferred to other real estate owned..............................................              124
Investment securities being held to maturity transferred to available-for-sale category
 (Note 4).................................................................................               --
Marketable equity securities transferred to employee retirement benefit trusts (Note 16)..           24,611

       See the accompanying notes to Consolidated Financial Statements.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

On April 2, 2001, Mitsubishi Tokyo Financial Group, Inc. (Kabushiki Kaisha Mitsubishi Tokyo Financial Group) ("MTFG") was established, as a bank holding company, through which The Bank of Tokyo-Mitsubishi, Ltd. ("BTM"), The Mitsubishi Trust and Banking Corporation ("Mitsubishi Trust"), and Nippon Trust Bank Limited ("NTB"), a former subsidiary of BTM, have become wholly-owned subsidiaries pursuant to the stock-for-stock exchanges. NTB was later merged into Mitsubishi Trust. The business combination was accounted for as a pooling of interests and, accordingly, the historical information has been restated as if the combination had been in effect for all periods presented. See Note 2 for further information regarding the business combination.

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which MTFG is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of generally accepted accounting principles and prevailing practices within the banking industry in the United States of America ("US GAAP"). In certain respects, the accompanying consolidated financial statements reflect adjustments which are not included in the consolidated financial statements issued by MTFG and certain of its subsidiaries in accordance with applicable statutory requirements and accounting practices in the countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) foreign currency translation, (6) premises and equipment, (7) transfer of financial assets, (8) pension liability, (9) goodwill, and (10) lease transactions.

Fiscal periods of certain subsidiaries, which ended on or after December 31, and MTFG's fiscal year, which ended on March 31, have been treated as coterminous. For the years ended March 31, 2001, 2002 and 2003, the effect of recording intervening events for the three-month periods ended March 31 on MTFG's proportionate equity in net income of subsidiaries with fiscal periods ending on December 31, would have resulted in a decrease of (Yen)4.74 billion, a decrease of (Yen)2.29 billion and an increase of (Yen)3.18 billion, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2001, 2002 and 2003 which, if recorded, would have had effects of more than 1% of total assets, loans, total liabilities, deposits or shareholders' equity as of March 31, 2001, 2002 and 2003.

Description of Business

MTFG and its subsidiaries (together, the "MTFG Group") conduct domestic and international financial business through BTM and Mitsubishi Trust, each of the principal subsidiaries of MTFG having domestic and international networks of branches, offices and subsidiaries in Japan and around the world. BTM is a major commercial banking institution, providing a broad range of financial services to consumers and corporations through commercial banking, investment banking and other activities. Mitsubishi Trust is a trust and banking subsidiary whose primary business encompasses banking, asset management and administration, fiduciary and agency services, and real estate services. MTFG management recognizes that BTM and Mitsubishi Trust, including their subsidiaries, conducting each of their business with substantial autonomy, constitute principal segments of the MTFG Group. See Note 28 for more information by business segment.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term primarily relate to the determinations or valuations of the allowance for credit losses on loans and off-balance-sheet credit instruments, deferred tax assets, derivative financial instruments, goodwill, investment securities and accrued severence indemnities and pension liabilities.

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation--The consolidated financial statements include the accounts of MTFG and its subsidiaries over which substantive control is exercised through either majority ownership of voting stock and/or other means, including, but not limited to, the possession of the power to direct or cause the direction of the management and policies of entities. In situations in which the MTFG Group has less than 100% but greater than 50% of ownership in entities, such entities are consolidated and minority interests are also recorded in Other liabilities. Minority interests in earnings or losses of subsidiaries are reported in Other non-interest expense. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the MTFG Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. MTFG's equity interests in the earnings of these equity investees and gains or losses realized on disposition of such investments are reported in Other non-interest income.

Assets that the MTFG Group holds in an agency, fiduciary or trust capacity are not assets of the MTFG Group and, accordingly, are not included in the accompanying consolidated balance sheets.

Cash Flows--For the purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the consolidated balance sheets under the caption Cash and due from banks, all of which mature within 90 days. Cash flows from qualified hedging activities are classified in the same category as the items being hedged.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions--Financial statements of overseas entities are translated into Japanese yen using the respective year-end exchange rates for assets and liabilities. Income and expense items are translated at average rates of exchange for the respective periods.

Except for overseas entities located in highly inflationary economies, foreign currency translation gains and losses related to the financial statements of overseas entities of the MTFG Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of accumulated other changes in equity from nonowner sources. Tax effects of gains and losses on foreign currency translation of financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future. If applicable, foreign exchange translation gains and losses pertaining to entities located in highly inflationary economies are recorded in Foreign exchange gains (losses)--net, as appropriate. For these entities, premises and equipment and the related depreciation and amortization thereof are translated at exchange rates prevailing at dates of acquisition.

Foreign currency denominated assets and liabilities are translated into Japanese yen at the respective year-end foreign exchange rates. Foreign currency denominated income and expenses are translated using average rates of

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES exchange for the respective periods. Gains and losses from such translation are included in Foreign exchange gains (losses)--net, as appropriate.

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions--Securities sold with agreements to repurchase ("repurchase agreements"), securities purchased with agreements to resell ("resale agreements") and securities lending and borrowing transactions are accounted for as sales of securities with related off-balance-sheet forward repurchase commitments and purchases of securities with related off-balance-sheet forward resale commitments, respectively, if they meet the relevant conditions for the surrender of control as provided by Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125." If the conditions are not met, the transactions are treated as secured financing and lending.

Collateral--For secured lending transactions, including resale agreements, securities borrowing transactions, commercial lending and derivative transactions, the MTFG Group, as a secured party, has generally the right to require the counterparties to provide collateral, including letters of credit, and cash, securities and other financial assets. For most securities lending transactions, the MTFG Group maintains strict levels of collateralization governed by daily mark-to-market analysis. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the MTFG Group sells these financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements and securities lending transactions and derivative transactions, where the secured party has the right to sell or repledge financial assets pledged as collateral, the MTFG Group separately reports those financial assets pledged as collateral in the consolidated balance sheets.

Trading Account Securities--Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value on the consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized currently in Trading account profits--net, as appropriate.

Investment Securities--Debt securities for which the MTFG Group has both the positive intent and ability to hold to maturity are classified as Securities being held to maturity and carried at amortized cost. The MTFG Group maintains a portfolio of securities being held to maturity that had been classified by Mitsubishi Trust before the business combination on April 2, 2001. In the year ended March 31, 2001, BTM changed its intent to hold securities previously classified as being held to maturity and transferred such securities to the available-for-sale category. Any remaining securities in BTM's held-to-maturity portfolio were reclassified as securities available for sale for the year ended March 31, 2001. All subsequent acquisitions of securities are classified as either available for sale or trading for at least two years. Debt securities that the MTFG Group may not hold to maturity and marketable equity securities, other than those classified as trading account securities, are classified as Securities available for sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within accumulated other changes in equity from nonowner sources, which is a component of shareholders' equity. Nonmarketable equity securities are stated at cost as Other investment securities. Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities gains (losses)--net in the statement of operations. In determining other than temporary declines in fair value to be recognized as an impairment loss on investment securities, the MTFG Group generally considers factors such as the financial condition of the issuer, the extent of decline in fair value, and the length of period that the decline in fair value below cost has existed.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Particularly with regard to equity securities, the MTFG Group looks to the historical volatility of Japanese stock prices to set the extent of decline in fair value that warrant impairment loss recognition. During the year ended March 31, 2003, the Japanese stock markets experienced a long, sustained decline. In light of this recent decline, the MTFG Group has reassessed and modified its estimate of the extent of decline in fair value that should be considered as other than temporary. Due to this change in accounting estimate, the MTFG Group recognized additional impairment losses on investment securities amounting to (Yen)26,530 million, which decreased net income by (Yen)16,325 million, basic earnings per common share--net income available to common shareholders by (Yen)2,906.18, and diluted earnings per common share--net income available to common shareholders by (Yen)2,784.51, respectively, for the year ended March 31, 2003. Interest and dividends on investment securities are reported in Interest Income. Dividends are recognized when the shareholders' right to receive dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

Derivative Financial Instruments--The MTFG Group engages in derivative activities involving swaps, forwards and options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to the customers' financial needs. Derivatives are also used to manage its exposures to fluctuations in interest and foreign exchange rates, equity and commodity prices.

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities. Fair values are based on market or broker-dealer quotes when available. Valuation models such as present value and pricing models are applied to current market information to estimate fair values when such quotes are not available. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a net basis. Changes in the fair value of such contracts are recognized currently in Foreign exchange gains (losses)--net with respect to foreign exchange contracts and in Trading account profits--net with respect to interest rate contracts and other types of contracts.

Embedded derivatives that are not clearly and closely related to the host contracts and meet the definition of derivatives are separated from the host contracts and measured at fair value unless the contracts embedding derivatives are measured at fair value in its entirety.

Derivatives are used for asset and liability management to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Such derivatives may include contracts that qualify for hedge accounting. At inception of hedge accounting, each derivative is designated as a hedging instrument and documented with related information such as the risk management objective and strategy for hedge, which includes the hedged item and the risk being hedged and the method used to assess the hedge's effectiveness. Derivatives are evaluated in order to determine if they qualify for hedge accounting. The hedging derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows from the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities. For fair value hedges of interest-bearing assets or liabilities, the change in the fair value of the hedged item and the hedging instruments is recognized in net interest income to the extent that it is effective. For all other fair value hedges, the change in the fair value of the hedged item and change in fair value of the derivative are recognized in non-interest income or expense. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in accumulated other changes in equity from nonowner sources to the extent that it is effective. Amounts realized on cash flow hedges related to variable rate loans are recognized in net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions, if any, is recognized in non-interest income or expense in the period when the forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES assessment of hedge effectiveness are currently recognized in non-interest income or expense. Derivatives that do not qualify for hedge accounting are considered trading positions and are accounted for as such.

Prior to the adoption of SFAS No. 133, fair value of derivatives used for hedging purposes generally were not recorded on the consolidated balance sheet. Amounts payable and receivable on interest rate swaps and currency swaps were accrued according to the contractual terms and included in the related revenue and expense category as an adjustment to yield on the associated instruments.

Loans--Loans are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loans held and intended for dispositions or sales in secondary market are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual basis. Loan origination fees, net of certain direct origination costs are deferred and recognized over the contractual life of the loan as an adjustment of yield using the method that approximates the interest method. Interest income on loans that are not impaired are accrued and credited to interest income as it is earned. Unearned income and discount and premium of a purchased loan is deferred and recognized over the life of the loan using the method that approximates the interest method.

Loans are considered impaired when, based on current information and events, it is probable that the MTFG Group will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of domestic banking subsidiaries, including BTM and Mitsubishi Trust, and 90 days or more with respect to loans of certain foreign banking subsidiaries. A nonaccrual loan may be restored to an accrual basis when interest and principal payments are current and management expects that the borrower will make future contractual payments as scheduled. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on nonaccrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, such collections are credited to income. The MTFG Group does not capitalize any accrued interest in its principal balances of impaired loans at each balance sheet date.

Loan Securitization--The MTFG Group securitizes and services commercial and industrial loans in the normal course of business. The MTFG Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control in accordance with SFAS No.
140. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. Interests in loans sold through a securitization accounted for as a sale may be retained in the form of subordinated tranches or beneficial interests. These retained interests are primarily recorded in Securities available for sale. The previous carrying amount of the loans involved in the transfer is allocated between the loans sold and the retained interests based on their relative fair values at the date of the securitization. Since quoted market prices are generally not available, the MTFG Group usually estimates fair value of these retained interests based on the present value of future expected cash flows by using modeling techniques that involve management's best estimates of key assumptions, which may include default rates, recovery rates, and discount rates. Retained interests that can contractually be prepaid or

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES otherwise settled in such a way that the MTFG Group would not recover substantially all of its investment are accounted for as investment securities available for sale.

Allowance for Credit Losses--The MTFG Group maintains an allowance for credit losses to absorb losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are deducted from the allowance for credit losses, as net charge-offs, generally based on detailed loan reviews and credit assessment of management at each balance-sheet date. The MTFG Group generally applies charge-off policy to all loans in its portfolio regardless of the type of borrower. A provision for credit losses, which is a charge against earnings, is added to bring the allowance to a level which, in management's opinion, is appropriate to absorb probable losses inherent in the credit portfolio.

A key element relating to policies and discipline used in determining the allowance for credit losses is the credit classification and the related borrower categorization process. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of the allowance, the MTFG Group evaluates the probable loss by category of loan based on its type and characteristics.

The allowance for credit losses for non-homogeneous loans consists of an allocated allowance for specifically identified problem loans, an allocated allowance for country risk exposure, a formula allowance and an unallocated allowance. An allocated allowance is also established for large groups of smaller-balance homogeneous loans. Non-homogeneous loans such as commercial loans are evaluated individually and the allowance for such loans is comprised of specific, country risk, formula and unallocated allowances.

The credit loss allowance for individual customers represents the impairment allowance determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." The MTFG Group measures the impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, based on the present value of expected future cash flows discounted at the loan's effective interest rate, or on the loan's observable market price, or based on the fair value of the collateral if the loan is collateral dependent, when it is probable that the MTFG Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. For certain subsidiaries, some impaired loans are aggregated for the purpose of measuring impairment using historical loss factors. Generally, the MTFG Group's impaired loans include nonaccrual loans, restructured loans and other loans specifically recognized for impairment.

The credit loss allowance for country risk exposure is a country-specific allowance for substandard, special mention and unclassified loans. The allowance is established to supplement the formula allowance for these loans, based on an estimate of probable losses relating to the exposure to countries that are identified by management to have a high degree of transfer risk. The measure is generally based on a function of default probability and recovery ratio with reference to external credit ratings. For allowance for specifically identified cross-border problem loans, the MTFG Group incorporates transfer risk in its determination of related allowance for credit losses.

The formula allowance is calculated for group of loans collectively evaluated for unidentified impairment by applying loss factors to outstanding substandard, special mention and unclassified loans. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable credit losses are not easily identifiable or measurable. In determining the formula allowance, the MTFG Group, therefore, relies on a statistical analysis that incorporates loss factor percentages of total loans outstanding based on historical experience. Corresponding to the periodical impairment identification and self-assessment process, the estimation of formula allowance is back-tested comparing with the actual results subsequent to the balance sheet date.

The unallocated allowance is composed of attribution factors, which are based upon management's evaluation of various conditions that are not directly measured in the determination of the allocated allowance. The conditions

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES evaluated in connection with the unallocated allowance may include existing general economic and business conditions affecting the key lending areas of the MTFG Group, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, bank regulatory examination results and findings of the MTFG Group's internal credit examiners.

The credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on a detailed analysis of individual loans. The allowance is determined primarily based on probable net charge-offs and the probability of insolvency based on the number of delinquencies.

Allowance for Off-Balance-Sheet Credit Instruments--The MTFG Group maintains an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is recorded as a liability and includes the specific allowance for specifically identified credit exposure and the allocated formula allowance. With regard to the specific allowance for specifically identified credit exposure and allocated formula allowance, the MTFG Group adopts the same methodology used in determining the allowance for loan credit losses. Credit losses related to derivatives are considered in the fair valuation of the derivatives.

The MTFG Group periodically assesses the credit exposures related to individual investment assets within trust accounts in order to determine the level of allowance required for guarantees for repayment of certain trust principal. Provisions for credit losses are recognized in the consolidated financial statements when, in the opinion of management, aggregate credit losses are judged to exceed the reserve set aside within the trust account and profits earned during each trust accounting period, and the trust principal is deemed to be impaired.

Net changes in the allowance for off-balance-sheet credit instruments are accounted for as Other non-interest expense.

Premises and Equipment --Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the terms of the respective leases or the estimated useful lives of the improvements, whichever are shorter. Depreciation of premises and equipment is computed under the declining-balance method with respect to premises and equipment of BTM, Mitsubishi Trust and certain other subsidiaries, and under the straight-line method with respect to premises and equipment of other subsidiaries, at rates principally based on the following estimated useful lives:

                                                 Years
                                                --------
                        Buildings.............. 15 to 50
                        Equipment and furniture  5 to 20
                        Leasehold improvements.  3 to 39

Maintenance, repairs and minor improvements are charged to operations as incurred. Major improvements are capitalized. Net gains or losses on dispositions of premises and equipment are included in Other non-interest income or expense, as appropriate.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount to future undiscounted net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES which the carrying amount of the asset exceeds the fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets are grouped with other assets and liabilities at the lowest level with independent and identifiable cash flows. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less estimated cost to sell.

Other Real Estate Owned--Real estate assets acquired in full or partial satisfaction of debt are held for sale, and are initially recorded at fair value less estimated cost to sell at the date of acquisition and classified as Other assets. After acquisition, valuations are periodically performed by management and the real estate assets are carried at the lower of the carrying amount or fair value less estimated cost to sell. Routine holding costs, subsequent declines in appraisal value, and net gains or losses on disposal are included in Losses on other real estate owned as incurred.

Goodwill--The MTFG Group has classified as goodwill the excess of the cost of the MTFG Group's investments in subsidiaries over the MTFG Group's share of net assets at dates of acquisition in purchase transactions. Goodwill related to the investments in affiliated companies is included in the investments accounted for by the equity method. On April 1, 2002, the MTFG Group adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which provides goodwill acquired in a purchase business combination should not be amortized and is subject to the impairment test. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. An impairment loss, if any, is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Prior to the adoption of SFAS No. 142, in accordance with Accounting Principles Board Opinion ("APB") No. 17, goodwill was amortized over periods not exceeding 10 years.

Software--The MTFG Group capitalizes certain costs associated with the acquisition or development of internal-use software. Costs subject to capitalization are salaries and employee benefits for employees who are directly associated with and who devote time to the internal-use computer software project, to the extent of the time spent directly on the project. Once the software is ready for its intended use, the MTFG Group begins to amortize capitalized costs on a straight-line basis over its estimated useful life.

Accrued Severance and Pension Liabilities--BTM, Mitsubishi Trust and certain other subsidiaries have defined benefit retirement plans, including lump-sum severance indemnities plans. The costs of the plans, based on actuarial computations of current and future employee benefits, are charged to Salaries and employee benefits.

Debentures and Long-Term Debt--Premiums, discounts and issuance costs of debentures and long-term debt are amortized based on the method that approximates the interest method over the terms of the debentures and long-term debt.

Obligations under Guarantees--The MTFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, and liquidity facilities. The MTFG Group recognizes guarantee fee income over the guarantee period. It is MTFG's dominant business practice to receive such guarantee fee at the inception of the guarantee, which approximates market value of guarantee and is carried as liability until the period when it should be included in income.

Fees and Commissions--Fees and commissions on international business primarily consist of fees from international funds transfer and collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, royalty and other service charges from franchisees. Other fees and commissions primarily include fees from investment banking service, including underwriting, brokerage and advisory services, arrangement fees on securitizations, service charges on deposit accounts, fees on guarantees, and fees on other services.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Revenue recognition of major components of fees and commissions is as follows;
(1) fees on funds transfer and collection services, fees from investing banking services are generally recognized as revenue when the related services are performed, (2) fees from trade-related financing services are recognized over the period of the financing, (3) trust fees are recorded on an accrual basis, generally based on the volume of trust assets under management and/or the operating performance for the accounting period of each trust account. With respect to trust accounts with guarantee of trust principal, trust fees are determined based on the profits earned by individual trust account during the trust accounting period, less deductions, including provision for reserve, impairment for individual investments and dividends paid to beneficiary certificate holders. The trust fees for these trust accounts are accrued based on the amounts expected to be earned during the accounting period of each trust account, (4) annual fees and royalty and other service charges related to the credit card business are recorded on a straight-line basis as services are provided, (5) interchange income from credit card business is recognized as billed, (6) service charges on deposit accounts, and fees and commissions from other services are generally recognized over the period that the service is provided, and (7) fees on guarantees are generally recognized over the contractual periods of respective guarantees. Amounts initially recorded as an asset corresponding to the obligations at fair value are generally recognized as revenue over the terms of the guarantees as the MTFG Group is deemed to be released from the risk under guarantees.

Income Taxes--The provision for income taxes is determined using the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized. The provision for deferred taxes is based on the change in the net deferred tax asset or liability from period to period.

Free Distributions of Common Shares--As permitted by the Commercial Code of Japan (the "Code"), Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a "stock split" as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus account. Common shares distributed are recorded as shares issued on the distribution date. See Note 19.

Amounts per Common Share--Basic earnings per share ("EPS") excludes dilutive effects of potential common shares and is computed by dividing income available to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 22 for the computation of basic and diluted EPSs.

Comprehensive Income (Loss)--The MTFG Group's comprehensive income includes net income or loss and other changes in equity from nonowner sources. All changes in unrealized gains and losses on investment securities available for sale, unrealized gains and losses on derivatives qualifying for cash flow hedges, minimum pension liability adjustments and foreign currency translation adjustments constitute the MTFG Group's changes in equity from nonowner sources and are presented, with related income tax effect, in the consolidated statements of changes in equity from nonowner sources.

Accounting Change

Goodwill and Other Intangible Assets--Effective April 1, 2002, the MTFG Group adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill, formerly amortized over its

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES useful life, no longer be amortized and be tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets that have finite useful lives will continue to be amortized over their useful lives while intangible assets with indefinite lives will no longer be amortized and are subject to impairment testing at least annually.

The MTFG Group has performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No.
142. The initial adoption resulted in a cumulative adjustment charge to earnings of (Yen)532 million.

Impairment or Disposal of Long-Lived Assets--In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets by establishing additional criteria as compared to existing accounting principles to determine when a long-lived asset is held for sale. It also broadens the definition of discontinued operations. This statement carries over the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," and was adopted by the MTFG Group on April 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the results of operations or financial position.

Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13--In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of SFAS No. 145 related to the rescission of Statement No. 4 are effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB No. 30 for classification as an extraordinary item shall be reclassified. The provisions of this statement related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on the results of operations or financial position.

Costs Associated with Exit or Disposal Activities--In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of SFAS No. 146 did not have a material impact on the results of operations or financial position.

Acquisitions of Certain Financial Institutions--In October 2002, the FASB issued SFAS No. 147,"Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." This statement eliminates specialized accounting guidance related to certain acquisitions. The adoption of SFAS No. 147 did not have a material impact on the MTFG Group's financial condition or results of operations.

Guarantor's Accounting and Disclosure Requirements for Guarantees--Effective January 1, 2003, the MTFG Group adopted the initial recognition and measurement provisions of FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34," which requires that, for guarantees within the scope of FIN No. 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. It also requires a guarantor to disclose its obligations under certain guarantees that it has issued. The

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES adoption of FIN No. 45 did not have a material impact on the MTFG Group's financial position or results of operations. See Note 24 for disclosures required under FIN No. 45.

Stock-Based Compensation--In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure, an amendment of FASB Statement No. 123," which amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure requirements under this Statement are effective for financial statements for fiscal years ending after December 15, 2002.

Two subsidiaries of MTFG have several stock-based compensation plans, which are described more fully in Note 31. As permitted by the provisions of SFAS No. 123, they account for those stock-based compensation plans by the intrinsic value based method prescribed in APB No. 25, "Accounting for Stock Issued to Employees" and related Interpretations; and, no compensation expense has been recognized for the stock option grants.

Had the stock-based compensation plans been accounted for under the fair value method of SFAS No. 123, the MTFG Group's compensation expense, net income
(loss), and net income (loss) per share would have been the pro forma amounts indicated in the following table.

                                                                                  Years ended March 31,
                                                                    ------------------------------------------------
                                                                          2001             2002            2003
                                                                    ---------------  ---------------  --------------
                                                                                      (in millions)
Reported net income (loss)......................................... (Yen)   (59,174) (Yen)  (216,534) (Yen)  203,288
Stock-based employee compensation expense (determined under
  fair value based method for all awards, net of tax)..............            (741)          (1,369)         (2,019)
                                                                    ---------------  ---------------  --------------
Pro forma net income (loss), after stock-based employee
  compensation expense............................................. (Yen)   (59,915) (Yen)  (217,903) (Yen)  201,269
                                                                    ===============  ===============  ==============
Basic earnings (loss) per common share--net income (loss) available
  to common shareholders:                                                               (in Yen)
   Reported........................................................ (Yen)(12,274.55) (Yen)(39,733.32) (Yen)33,963.40
   Pro forma.......................................................      (12,409.34)      (39,979.72)      33,603.94
Diluted earnings (loss) per common share--net income (loss)
  available to common shareholders:
   Reported........................................................      (12,274.55)      (39,733.32)      31,137.71
   Pro forma.......................................................      (12,409.34)      (39,979.72)      30,793.30

Compensation expense recognized for stock-based compensation other than stock options for the years ended March 31, 2001, 2002 and 2003 was not significant.

Variable Interest Entities--In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN No. 46 addresses consolidation by business enterprises of variable interest entities. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to entities created on or before January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES interest entity was created. See Note 25 for further discussion on the variable interest entities in which the MTFG Group holds variable interests.

Derivative Instruments and Hedging Activities--On April 1, 2001, the MTFG Group adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires that all derivatives, whether designated as a hedge or not, be recorded on the balance sheet at fair value. SFAS No. 133 also requires that derivative instruments used to hedge be identified specifically to assets, liabilities, firm commitments or anticipated transactions and be expected to remain effective throughout the life of the hedge. Derivative instruments that do not qualify as either a fair value hedge or cash flow hedge are valued at fair value and classified as trading account assets or liabilities with the resultant gain or loss recognized in current earnings. The cumulative effect of the change in accounting principle, net of tax, was to increase net income by
(Yen)5,867 million and other changes in equity from nonowner sources by
(Yen)1,257 million, respectively.

Reclassifications

For the year ended March 31, 2003, the MTFG Group presented net trading account profits (losses), net foreign exchange gains (losses), and net investment securities gains (losses) in a single line item of non-interest income in the consolidated statement of operations. Previously, if the MTFG Group had net losses in any of those categories for a particular period, the MTFG Group reported those net losses in non-interest expense. Non-interest income and non-interest expense for prior periods have been reclassified to conform to the current year presentation. Other reclassifications and format changes have been made to prior year amounts to conform to the current year presentation.

Recently Issued Accounting Pronouncements

Accounting for Asset Retirement Obligations--In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset. A legal obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. This statement is effective for fiscal years beginning after June 15, 2002. The MTFG Group does not expect that the adoption of this statement will have a material impact on its financial condition or results of operations.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities--In January 2003, the Emerging Issues Task Force of the FASB reached a consensus on Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-2"), which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

On June 30, 2003, BTM submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved on August 1, 2003. In order to complete the entire separation process, however, BTM must make another application for transfer to the government of the remaining substitutional portion. But the timing of the application has not been decided. Upon completion of the separation, the substitutional obligation and related plan assets will be transferred to a government agency, and BTM will be released from paying the substitutional portion of the benefits to its employees. The impact on MTFG's consolidated financial statements of the transfer accounted for in accordance with EITF 03-2 is not known and cannot be reasonably estimable until the completion of the transfer.

Derivative Instruments and Hedging Activities--In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivatives instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows (3) amends the definition of underlyings, one of three characteristics of derivatives, to include the occurrence or non-occurrence of a specified event such as scheduled payment under a contract, and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. This Statement is generally effective for contracts entered into or modified after June 30, 2003. The MTFG Group has not completed the study of what effect SFAS No. 149 would have on the financial position or the results of operations, and cannot reasonably estimate the impact on the financial position or results of operations.

Certain Financial Instruments with Characteristics of both Liabilities and Equity--In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The MTFG Group has not completed evaluating the impact of adoption of the statement.

2.   BUSINESS COMBINATION

As discussed in Note 1, on April 2, 2001, MTFG was established as a bank holding company through which BTM, Mitsubishi Trust and NTB have become wholly-owned subsidiaries pursuant to stock-for-stock exchanges. 5,742 thousand shares of MTFG's common stock were issued in exchange for all of the outstanding shares of BTM's, Mitsubishi Trust's and NTB's common stock based on exchange ratio of 1.00, 0.70 and 0.14 shares of MTFG's common stock for each 1,000 shares of BTM, Mitsubishi Trust and NTB, respectively. Each 1,000 shares of BTM's Class 1 Preferred Stock and each 1,000 shares of Mitsubishi Trust's Class 1 Preferred Stock were exchanged for a share of Class 1 and Class 2 Preferred Stock of MTFG, respectively. The business combination was accounted for under the pooling-of-interests method and, accordingly, the historical financial information has been restated as if the business combination had been in effect for all the periods presented.

The stock-for-stock exchanges also involved the exchange of 27,951 shares of MTFG's common stock of (Yen)33.0 billion at fair value with 199,655 thousands of common shares held by NTB's minority shareholders, which has been accounted for as a purchase.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The following table sets forth certain financial data with respect to the combined and separate results of BTM and Mitsubishi Trust for the year ended March 31, 2001. The results for NTB are included within BTM because NTB had been a subsidiary of BTM before the consummation of the business combination.

                                                                                                       2001
                                                                                                  --------------
                                                                                                   (in millions)
Interest income and non-interest income:
   BTM........................................................................................... (Yen)2,512,112
   Mitsubishi Trust..............................................................................        619,248
                                                                                                  --------------
       Total.....................................................................................      3,131,360
Adjustments to eliminate securities unrealized losses and impairment losses of cross-shareholding
  of common stock................................................................................         23,827
Adjustment to reflect the combining interests in subsidiaries and equity method investees........            413
Elimination of other intercompany transactions...................................................        (21,419)
                                                                                                  --------------
Combined, as restated............................................................................ (Yen)3,134,181
                                                                                                  ==============
Net loss:
   BTM........................................................................................... (Yen) (107,684)
   Mitsubishi Trust..............................................................................         36,874
                                                                                                  --------------
       Total.....................................................................................        (70,810)
Adjustments to eliminate securities unrealized losses and impairment losses of cross-shareholding
  of common stock, net of related income taxes...................................................         14,914
Adjustment to reflect the combining interests in subsidiaries and equity method investees, net of
  income taxes...................................................................................            431
Elimination of other intercompany transactions...................................................         (3,709)
                                                                                                  --------------
Combined, as restated............................................................................ (Yen)  (59,174)
                                                                                                  ==============
Accumulated other changes in equity from nonowner sources:
   BTM........................................................................................... (Yen)  620,701
   Mitsubishi Trust..............................................................................        274,363
                                                                                                  --------------
       Total.....................................................................................        895,064
Adjustments to eliminate securities unrealized losses and impairment losses of cross-shareholding
  of common stock, net of related income taxes...................................................         12,494
Adjustment to reflect the combining interests in subsidiaries and equity method investees, net of
  income taxes...................................................................................           (134)
                                                                                                  --------------
Combined, as restated............................................................................ (Yen)  907,424
                                                                                                  ==============

--------
Note: The combined and restated amounts of interest income and non-interest income presented above were restated to conform to the current year presentation. See Note 1 "Reclassifications" for further information regarding the restatement.

On October 1, 2001, as part of the business combination, NTB and The Tokyo Trust Bank, Ltd.("TTB"), which was another one of the trust subsidiaries, merged with and into Mitsubishi Trust through a stock-for-stock exchange. This merger was recorded at historical cost as transfers and exchanges among entities under common control.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

3.  TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2002 and 2003. For trading derivative contracts executed under legally enforceable master netting agreements, related assets and liabilities are bilaterally offset and reported net by counterparty.

                                                                                2002             2003
                                                                          ---------------  ---------------
                                                                                    (in millions)
Trading account assets:
    Trading securities:
       Japanese government, prefectural and municipal bonds.............. (Yen) 1,425,588  (Yen) 1,833,922
       Commercial paper..................................................       2,804,750        2,492,950
       Foreign governments bonds and other securities....................         789,344          462,120
                                                                          ---------------  ---------------
          Total..........................................................       5,019,682        4,788,992
                                                                          ---------------  ---------------
    Trading derivative assets:
     Interest rate contracts:
       Forward and futures...............................................         141,377           28,660
       Swap and swap-related products....................................       3,501,232        4,297,090
       Options purchased.................................................          75,371          126,987
                                                                          ---------------  ---------------
          Total..........................................................       3,717,980        4,452,737
                                                                          ---------------  ---------------
     Foreign exchange contracts:
       Forward and futures...............................................         612,148          565,006
       Swaps.............................................................         463,794          471,308
       Options purchased.................................................          73,369           58,214
                                                                          ---------------  ---------------
          Total..........................................................       1,149,311        1,094,528
                                                                          ---------------  ---------------
     Other contracts, mainly equity and credit-related contracts.........         178,481           39,256
     Bilateral netting of derivatives under master netting agreements....      (2,568,201)      (2,012,130)
                                                                          ---------------  ---------------
Total.................................................................... (Yen) 7,497,253  (Yen) 8,363,383
                                                                          ===============  ===============
Trading account liabilities:
    Trading securities sold, not yet purchased........................... (Yen)   176,954  (Yen)   205,708
    Trading derivative liabilities:
     Interest rate contracts:
       Forward and futures...............................................         140,695           35,283
       Swap and swap-related products....................................       3,122,510        4,036,752
       Options written...................................................          78,720          115,595
                                                                          ---------------  ---------------
          Total..........................................................       3,341,925        4,187,630
                                                                          ---------------  ---------------
     Foreign exchange contracts:
       Forward and futures...............................................         740,248          512,864
       Swaps.............................................................         625,064          608,237
       Options written...................................................          66,977           67,852
                                                                          ---------------  ---------------
          Total..........................................................       1,432,289        1,188,953
                                                                          ---------------  ---------------
     Other contracts, mainly equity and credit-related contracts.........         112,801           32,992
     Bilateral netting of derivatives under master netting agreements....      (2,568,201)      (2,012,130)
                                                                          ---------------  ---------------
Total.................................................................... (Yen) 2,495,768  (Yen) 3,603,153
                                                                          ===============  ===============

See Note 30 for the methodologies and assumptions used to estimate fair values.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The MTFG Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains for the years ended March 31, 2001, 2002 and 2003 comprised the following:

                                                       2001          2002           2003
                                                  -------------  ------------  -------------
                                                                 (in millions)
Interest rate and other derivative contracts..... (Yen) 199,445  (Yen)149,301  (Yen) 254,895
Trading account securities, excluding derivatives        30,063       (10,841)        11,921
                                                  -------------  ------------  -------------
Trading account profits--net.....................       229,508       138,460        266,816
Foreign exchange derivative contracts............      (156,113)      (78,020)      (100,277)
                                                  -------------  ------------  -------------
Net trading gains................................ (Yen)  73,395  (Yen) 60,440  (Yen) 166,539
                                                  =============  ============  =============

4.  INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2002 and 2003 were as follows:

                                                           2002                                  2003
                                ----------------------------------------------------------- ---------------
                                                    Gross         Gross
                                  Amortized       unrealized    unrealized     Estimated
                                     cost           gains         losses         fair          Amortized
                                  (Restated)      (Restated)    (Restated)       value           cost
                                --------------- -------------- ------------ --------------- ---------------
                                                                                    (in millions)
Securities available for sale:
  Debt securities:
   Japanese national
    government and Japanese
    government agency
    bonds...................... (Yen) 9,887,613 (Yen)   67,280 (Yen)  3,643 (Yen) 9,951,250 (Yen)10,912,961
   Japanese prefectural and
    municipal bonds............         509,850         10,439          224         520,065         463,387
   Foreign governments and
    official institutions
    bonds......................       2,710,870        127,385       15,601       2,822,654       5,229,601
   Corporate bonds.............       2,245,290         50,876        6,599       2,289,567       2,014,766
   Mortgage-backed
    securities.................       1,452,359         82,399        3,792       1,530,966       1,203,359
   Other debt securities.......         672,464         10,547        3,188         679,823         594,725
  Marketable equity securities.       3,877,975      1,702,182       91,666       5,488,491       2,865,276
                                --------------- -------------- ------------ --------------- ---------------
Total.......................... (Yen)21,356,421 (Yen)2,051,108 (Yen)124,713 (Yen)23,282,816 (Yen)23,284,075
                                =============== ============== ============ =============== ===============
Securities being held to
 maturity--debt securities:
  Japanese government agency
   bonds....................... (Yen)    89,945 (Yen)    4,321 (Yen)     -- (Yen)    94,266 (Yen)    70,208
  Japanese prefectural and
   municipal bonds.............         107,544          4,754            2         112,296          95,904
  Foreign governments and
   official institutions bonds.          69,529          3,293           --          72,822          25,020
  Corporate bonds..............           2,664             95           --           2,759              --
  Other debt securities........           2,481            100           --           2,581              --
                                --------------- -------------- ------------ --------------- ---------------
Total.......................... (Yen)   272,163 (Yen)   12,563 (Yen)      2 (Yen)   284,724 (Yen)   191,132
                                =============== ============== ============ =============== ===============

                                            2003
                                -------------------------------------------

                                    Gross        Gross        Estimated
                                  unrealized   unrealized       fair
                                    gains        losses         value
                                -------------- ----------- ---------------
                                             (in millions)
Securities available for sale:
  Debt securities:
   Japanese national
    government and Japanese
    government agency
    bonds...................... (Yen)  112,885 (Yen) 1,959 (Yen)11,023,887
   Japanese prefectural and
    municipal bonds............          9,798          25         473,160
   Foreign governments and
    official institutions
    bonds......................        193,058       9,530       5,413,129
   Corporate bonds.............         43,320       8,377       2,049,709
   Mortgage-backed
    securities.................         21,678       6,360       1,218,677
   Other debt securities.......            503         786         594,442
  Marketable equity securities.        772,706      46,920       3,591,062
                                -------------- ----------- ---------------
Total.......................... (Yen)1,153,948 (Yen)73,957 (Yen)24,364,066
                                ============== =========== ===============
Securities being held to
 maturity--debt securities:
  Japanese government agency
   bonds....................... (Yen)    3,887 (Yen)    -- (Yen)    74,095
  Japanese prefectural and
   municipal bonds.............          5,929          --         101,833
  Foreign governments and
   official institutions bonds.          2,576          --          27,596
  Corporate bonds..............             --          --              --
  Other debt securities........             --          --              --
                                -------------- ----------- ---------------
Total.......................... (Yen)   12,392 (Yen)    -- (Yen)   203,524
                                ============== =========== ===============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Subsequent to the issuance of MTFG's consolidated financial statements for the year ended March 31, 2002, management determined that amortized costs and gross unrealized gains and losses on securities available for sale for the year ended March 31, 2002 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

                                                                     2002
-                            -------------------------------------------------------------------------------------
                                    Amortized cost            Gross unrealized gains      Gross unrealized losses
                             ----------------------------- ----------------------------- -------------------------
                             As previously                 As previously                 As previously
                               reported      As restated     reported      As restated     reported    As restated
                             -------------- -------------- -------------- -------------- ------------- -----------
                                                                 (in millions)
Debt securities:
 Foreign governments and
   official institutions
   bonds.................... (Yen)2,761,296 (Yen)2,710,870 (Yen)  106,298 (Yen)  127,385 (Yen) 44,940  (Yen)15,601
 Corporate bonds............      2,232,789      2,245,290         64,976         50,876        8,198        6,599
 Mortgage-backed
   securities...............      1,463,274      1,452,359         80,779         82,399       13,087        3,792
 Other debt securities......        623,624        672,464         61,185         10,547        4,986        3,188
Marketable equity securities      3,877,975      3,877,975      2,010,664      1,702,182      400,148       91,666

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were carried at cost of (Yen)129,498 million and (Yen) 145,431 million, at March 31, 2002 and 2003, respectively. The corresponding estimated fair values at those dates were not readily determinable. The MTFG Group periodically monitors the status of each investee including the credit ratings and changes in the MTFG Group's share of net assets in the investees as compared with its shares at the time of investment, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities.

See Note 30 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair value of debt securities being held to maturity and the estimated fair value of debt securities available for sale at March 31, 2003 by contractual maturity are shown below. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

                                                                Available-for-
                                      Held-to-maturity               sale
                                  -------------------------     ---------------
                                   Amortized      Estimated       Estimated
                                     cost         fair value      fair value
                                  ------------   ------------   ---------------
                                                (in millions)
 Due in one year or less......... (Yen) 25,275   (Yen) 25,681   (Yen) 3,998,493
 Due from one year to five years.       91,496         97,439        11,555,571
 Due from five years to ten years       74,361         80,404         3,625,371
 Due after ten years.............           --             --         1,593,569
                                  ------------   ------------   ---------------
 Total........................... (Yen)191,132   (Yen)203,524   (Yen)20,773,004
                                  ============   ============   ===============

For the years ended March 31, 2001, 2002 and 2003, proceeds from sales of securities available for sale were (Yen)31,027,773 million, (Yen)34,164,318 million and (Yen)27,063,999 million, respectively. For the years ended March 31,

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

2001, 2002 and 2003, gross realized gains on those sales were (Yen)605,014 million, (Yen)492,145 million and (Yen)576,757 million, respectively, and gross realized losses on those sales were (Yen)107,640 million, (Yen)172,427 million and (Yen)208,023 million, respectively. In September 2000, BTM changed its intent to hold securities originally classified as held-to-maturity and transferred (Yen)369 billion at carrying value of such securities to the available-for-sale category while Mitsubishi Trust maintained its positive intent and ability to hold its held-to-maturity securities without any sales or transfers of such securities during the year ended March 31, 2001. As a result of the transfer, unrealized gains on securities available for sale were recorded against shareholders' equity and were not significant. The MTFG Group classified all acquisitions of securities as either available for sale or trading for the period of two years after BTM's transfer of securities being held to maturity into another category.

For the years ended March 31, 2001, 2002 and 2003, losses resulting from write-downs of investment securities to reflect the decline in value considered to be other than temporary were (Yen)264,783 million, (Yen)293,861 million and
(Yen)395,515 million, respectively, which were included in investment securities gains (losses)-net in the consolidated statements of operations.

Exchange Traded Fund

For the years ended March 31, 2002 and 2003, BTM transferred marketable equity securities to an exchange-traded fund ("ETF"), sponsored by a securities firm. BTM concurrently entered into sales agreements for marketable equity securities and purchase agreements for the fund units of the ETF with the securities firm. BTM transferred its marketable equity securities to the securities firm with an aggregate cost of (Yen)325,749 million for (Yen)391,698 million for the year ended March 31, 2002, and an aggregate cost of (Yen)163,861 million for
(Yen)240,574 million for the year ended March 31, 2003. The securities firm contributed these marketable equity securities and additional securities purchased from the market to the ETF in order to link the ETF performance to the TOPIX (a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange ("TSE")). Certificates issued by the ETF (the "ETF certificates") are linked to the TOPIX and have been listed on the TSE. BTM purchased the ETF certificates at the fair value of (Yen)527,967 million for the year ended March 31, 2002, and (Yen)361,782 million for the year ended March 31, 2003, with an intention to sell them in the market or to the securities firm in the near future.

The MTFG Group accounted for the ETF certificates purchased from the securities firm as retained interests in the marketable equity securities transferred to the securities firm. The MTFG Group accounted for the transfer of marketable equity securities as a sale when the MTFG Group received as proceeds cash or financial instruments other than the ETF certificates. For the years ended March 31, 2002 and 2003, the MTFG Group recognized gains of (Yen)35,442 million and (Yen)41,883 million, respectively, on the sales of the ETF certificates. The MTFG Group held the ETF certificates with fair values of (Yen)91,252 million at March 31, 2002 and (Yen)148,646 million at March 31, 2003 in the Securities Available for Sale. The ETF certificates are carried at fair value based on the market prices observed in the TSE and the fair value change is closely linked with the movement of the TOPIX (1,060.19 points and 788.00 points, respectively, at March 29, 2002 and March 31, 2003).

Banks' Shareholdings Purchase Corporation

Under a law forbidding banks from holding stocks in excess of their Tier I capital after September 30, 2004, a date which was later extended to after September 30, 2006 as discussed below, the Banks' Shareholdings Purchase Corporation ("BSPC") was established in January 2002 in order to soften the impact on the stock market of sales of cross-shareholdings. BSPC began accepting share offers from financial institutions on February 15, 2002. It has been funded by financial institutions, including BTM and Mitsubishi Trust, which made initial contributions of (Yen)2,000 million ("preferred contributions"). BSPC will be disbanded when BSPC sells all shares that it purchased from financial institutions, or by March 31, 2017 as discussed below, at the latest.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

BSPC has two accounts to purchase stock from financial institutions; the General Account and the Special Account. In the General Account, each selling financial institution funds the amount of purchase by BSPC without guarantees by the Japanese government, and the financial institution will assume any gains or losses on sales by BSPC of the stocks. In the Special Account, each selling financial institution has to make contributions of 8% of the selling prices to BSPC for purchases made prior to the effective date of the amendment to the above-mentioned law to fund any future losses ("subordinated contributions"). The purchase amount in the Special Account is funded by borrowings guaranteed by the Japanese government with a limit of (Yen)2.0 trillion. The cumulative net loss on sales of stocks in the Special Account, which will not be determined and finalized before the liquidation of BSPC, will be compensated by the subordinated contributions at first, and then by the preferred contributions. If there is a remaining loss, the government, as a guarantor, will be liable for the loss. On the other hand, if there is a cumulative net asset at the time of the liquidation, the asset is first used to repay the preferred contributions and then to repay the subordinated contributions. After that if any remaining asset exists, it will be paid out and the amounts will be determined based on the amounts of the both contributions. The remaining gain over the double amount of contributions will belong to the Japanese government.

At the establishment in January 2002, BTM and Mitsubishi Trust paid (Yen)2,000 million to BSPC as preferred contributions. BTM and Mitsubishi Trust sold marketable equity securities with aggregate market values of (Yen)20,647 million and (Yen)2,289 million, respectively, for the years ended March 31, 2002 and 2003. At the time of sales, BTM and Mitsubishi Trust made to the Special Account subordinated contributions of (Yen)1,652 million and (Yen)183 million, respectively, for the years ended March 31, 2002 and 2003. Also, BTM and Mitsubishi Trust made loans to BSPC to fund its purchases of marketable equity securities, and the loans to BSPC, which are guaranteed by the Japanese government, amounted to (Yen)35,600 million and (Yen)79,735 million, respectively, at March 31, 2002 and 2003. For the year ended March 31, 2003, the MTFG Group evaluated its preferred contributions of (Yen)2,000 million and subordinated contributions of (Yen)1,835 million for impairment, and recognized an impairment loss of (Yen)3,835 million in total.

The MTFG Group accounts for the transfers of marketable equity securities to the General Account, if any, as secured borrowings. With respect to the transfers of marketable equity securities to the Special Account, if the fair value of the securities sold to the Special Account is greater than 10% of the fair value of all securities held by the special account, the MTFG Group accounts for the subordinated contributions as a partial retained interest in the sale. The MTFG Group made no sale of securities whose fair value was greater than 10% of the fair value of all securities held by the Special Account until now. For the years ended March 31, 2002 and 2003, the MTFG Group recognized a gain of (Yen)5,913 million and a loss of (Yen)10 million, respectively, on the sale of marketable equity securities to the Special Account.

On July 25, 2003, the Japanese government enacted a revision to the legislation forbidding banks from holding stocks in excess of their Tier I capital. The revision includes the extension of the effective date to September 30, 2006 after which banks will be forbidden from holding stocks in excess of Tier I capital. The revision also includes the extension of the lifespan of BSPC to March 31, 2017 and the abolition of subordinated contributions discussed above. The revision became effective in August 2003.

The Bank of Japan

The Bank of Japan began purchasing marketable equity securities at fair value from banks, including BTM and Mitsubishi Trust, from November 2002 aiming to enhance the stability of the Japanese financial system by reducing marketable equity securities from balance sheets of banks. Transfers of securities to the Bank of Japan are sales transactions without transferors' continuing involvement. BTM and Mitsubishi Trust sold marketable equity securities with an aggregate market value of (Yen)181.6 billion to the Bank of Japan for the year ended March 31, 2003.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

5.  LOANS

Loans at March 31, 2002 and 2003 by domicile and type of industry of borrower are summarized below:

Classification of loan by industry is based on the industry segment loan classification as defined by the Bank of Japan.

                                                         2002                        2003
                                                  ------------------ -------------------------------------
                                                  Old classification Old classification New classification
                                                  ------------------ ------------------ ------------------
                                                                       (in millions)
Domestic:
   Manufacturing.................................  (Yen) 6,394,459    (Yen) 6,119,502    (Yen) 6,034,347
   Construction..................................        1,535,191          1,277,407          1,277,407
   Real estate...................................        4,923,688          4,297,718          4,298,146
   Services......................................        4,549,692          5,062,035          4,953,830
   Wholesale and retail..........................        5,983,958          5,634,752          5,458,337
   Banks and other financial institutions........        4,271,182          3,598,028          3,598,028
   Communication and information services........               --                 --          1,516,020
   Other industries..............................        3,850,153          5,004,704          3,858,031
   Consumer......................................        7,049,095          7,425,702          7,425,702
                                                   ---------------    ---------------    ---------------
       Total domestic............................       38,557,418         38,419,848         38,419,848
                                                   ---------------    ---------------    ---------------
Foreign:
   Governments and official institutions.........          326,086            235,093            235,093
   Banks and other financial institutions........          680,449            928,059            928,059
   Commercial and industrial.....................        9,708,102          8,413,452          8,413,452
   Other.........................................        1,000,044            510,179            510,179
                                                   ---------------    ---------------    ---------------
       Total foreign.............................       11,714,681         10,086,783         10,086,783
                                                   ---------------    ---------------    ---------------
Less unearned income and deferred loan fees - net           42,374             41,062             41,062
                                                   ---------------    ---------------    ---------------
       Total.....................................  (Yen)50,229,725    (Yen)48,465,569    (Yen)48,465,569
                                                   ===============    ===============    ===============

--------
Note: The table includes loans held for sale of (Yen)3,178 million and
      (Yen)3,965 million at March 31, 2002 and 2003, respectively.

During the year ended March 31 2003, the Bank of Japan changed the industry segment loan classification. Such change primarily includes an introduction of new "Communication and information services" category. Due to the introduction of the new category, certain businesses previously included in "Manufacturing," "Services" and "Other" industries were reclassified into "Communication and information services." This change is expected to provide a more transparent and detailed description of the loan portfolio. In response to the change, the MTFG Group modified its loan reporting system. For the purpose of comparison, the information as of March 31, 2003 includes both loans outstanding, before allowance for credit losses, by type of industry based on the prior years' industry segment classification and the new industry segment classification.

Substantially all domestic loans are made under agreements which, as customary in Japan, provide that a bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantees with respect to the loans, and that the bank may treat any collateral, whether furnished as security for loans or otherwise, as collateral for all indebtedness to the bank. At March 31, 2002 and 2003, such collateralized loans originated by the MTFG Group, which were principally collateralized by real estate, marketable securities and accounts receivable, amounted to
(Yen)9,003,420 million and (Yen)8,514,286 million, respectively, which represented 23% and 22%, respectively, of the total domestic loans at March 31, 2002 and 2003.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Nonaccrual and restructured loans were (Yen)4,141,942 million and
(Yen)2,732,627 million at March 31, 2002 and 2003, respectively. Had interest on these loans been accrued at the original terms of agreement, gross interest income on such loans for the years ended March 31, 2002 and 2003 would have been approximately (Yen)101.1 billion and (Yen)77.4 billion, respectively, of which approximately (Yen)75.4 billion and (Yen)57.6 billion, respectively, was included in interest income on loans in the accompanying consolidated statements of operations. Accruing loans contractually past due 90 days or more were (Yen)23,040 million and (Yen)20,399 million at March 31, 2002 and 2003, respectively.

Impaired Loans

The MTFG Group's impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2002 and 2003 is shown below:

                                                  2002                         2003
                                      ----------------------------- ---------------------------
                                         Recorded      Impairment      Recorded     Impairment
                                       loan balance    allowance     loan balance   allowance
                                      -------------- -------------- -------------- ------------
                                                            (in millions)
Requiring an impairment allowance.... (Yen)3,556,557 (Yen)1,296,281 (Yen)2,408,523 (Yen)894,380
Not requiring an impairment allowance        489,131             --        211,193           --
                                      -------------- -------------- -------------- ------------
Total................................ (Yen)4,045,688 (Yen)1,296,281 (Yen)2,619,716 (Yen)894,380
                                      ============== ============== ============== ============

--------
Note: In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of (Yen)3,178 million and
      (Yen)3,790 million at March 31, 2002 and 2003, respectively.

The average recorded investments in impaired loans were approximately
(Yen)3,217 billion, (Yen)4,209 billion and (Yen)3,375 billion, respectively, for the years ended March 31, 2001, 2002 and 2003.

For the years ended March 31, 2001, 2002 and 2003, the MTFG Group recognized interest income of approximately (Yen)57.1 billion, (Yen)77.0 billion and
(Yen)67.8 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal is certain; otherwise, cash receipts are applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management's assessment.

Lease Receivable

As part of its financing activities, the MTFG Group enters into leasing arrangements with customers. The MTFG Group's leasing operations are performed through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and transportation equipment.

As of March 31, 2002 and 2003, the components of the investment in direct financing leases were as follows:

                                                     2002          2003
                                                 ------------  ------------
                                                        (in millions)
    Minimum lease payment receivable............ (Yen)510,180  (Yen)683,034
    Estimated residual values of leased property       49,225        64,537
    Less--unearned income.......................      (47,251)      (61,222)
                                                 ------------  ------------
    Net investment in direct financing leases... (Yen)512,154  (Yen)686,349
                                                 ============  ============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2003 are as follows:

                                                        Direct
                                                       financing
                                                        leases
                                                     -------------
                                                     (in millions)
             Year ending March 31:
                2004................................ (Yen)162,485
                2005................................      139,041
                2006................................       96,139
                2007................................       62,732
                2008................................       36,915
                2009 and thereafter.................      185,722
                                                     ------------
             Total minimum lease payment receivables (Yen)683,034
                                                     ============

Government-led Loan Restructuring Program

Under the legislation enacted by the Japanese Diet in June 1996, which incorporates the restructuring program for the loans of seven failed housing-loan companies (the "Jusen"), the Deposit Insurance Corporation ("DIC") established a Housing Loan Corporation ( "HLAC") to collect and dispose of the loans of the liquidated Jusen. In 1999, HLAC merged with the Resolution and Collection Bank Limited to create the Resolution and Collection Corporation ("RCC"), which is wholly owned by the DIC.

Financial institutions, including the MTFG Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the year ended March 31, 1997 the MTFG Group made loans of (Yen)407,078 million with the original maturity term of 15 years, which were included in the loan portfolio as of March 31, 2002 and 2003. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. The terms and conditions on the loans of other financial institutions to HLAC are the same except for agricultural financial institutions.

Under this restructuring program, a Financial Stabilization Fund (the "Special Fund") was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the "New Fund"). These funds are principally invested in Japanese government bonds. The MTFG Group made non-interest-earning deposits of (Yen)176,089 million with the Special Fund and the New Fund in the year ended March 31, 1997. The deposit balances as of March 31, 2002 and 2003, which are included in Other Assets, were (Yen)132,655 million and (Yen)136,681million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of HLAC.

It is uncertain what losses (so-called "stage two loss"), if any, may ultimately be incurred by RCC through the collection of the Jusen loans during the 15-year term. If any such losses ultimately occur, the Japanese government will be liable for half of such losses, and the investment income to be earned by the Special Fund during the 15 years is to be used to cover the remaining half of the losses. The investment income to be earned by the New Fund during the 15 years is used to compensate for a portion of the public funds used for the Jusen restructuring.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Although the impact on future financial results is subject to reasonable estimation, at this time management believes all loans and deposits will be collectible according to their respective terms.

Sales of Loans

The MTFG Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. The Financial Services Agency of Japan (the "FSA") announced in October 2002 that it will strive to reduce the aggregate ratio of nonperforming credits to total credits of major Japanese banks, including MTFG's domestic banking subsidiaries, to about half by March 31, 2005. Pursuant to the FSA's policy and in order to improve its loan quality, BTM and Mitsubishi Trust actively disposed of nonperforming loans during the year ended March 31, 2003. Most of such nonperforming loans were disposed of by sales to third party purchasers including RCC without any continuing involvements. Management of BTM and Mitsubishi Trust generally decides on approvals for disposals after the significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held for sale classification. For the years ended March 31, 2001, 2002 and 2003, the losses on sales of loans, which represents an additional provision for credit losses on such decision, were (Yen)2,637 million, (Yen)13,375 million and
(Yen)52,241 million, respectively. Such losses are included in provision for credit losses in the accompanying consolidated statements of operations.

Loan Securitization

The MTFG Group had no significant transfers of loans in securitization transactions accounted for as sales for the years ended March 31, 2002 and 2003, and did not retain any significant interests associated with loans transferred in securitizations at March 31, 2003.

Related Party Loans

In some cases, the banking subsidiaries of MTFG make loans to related parties, including their directors and executive officers, as a course of their normal commercial banking business. At March 31, 2002 and 2003, outstanding loans to such related parties were immaterial.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the years ended March 31, 2001, 2002 and 2003, there were no loans to related parties that were charged-off. Additionally, at March 31, 2002 and 2003, there were no loans to related parties that were impaired.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

6.  ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the years ended March 31, 2001, 2002 and 2003 are shown below:

                                                                 2001           2002           2003
                                                            -------------- -------------- --------------
                                                                            (in millions)
Balance at beginning of year............................... (Yen)1,486,212 (Yen)1,716,984 (Yen)1,735,180
                                                            -------------- -------------- --------------
Provision for credit losses................................        797,081        601,689        455,630
                                                            -------------- -------------- --------------
Charge-offs................................................        644,439        669,381        893,638
Less--Recoveries...........................................         46,077         65,977         78,827
                                                            -------------- -------------- --------------
Net charge-offs............................................        598,362        603,404        814,811
                                                            -------------- -------------- --------------
Other, principally foreign exchange translation adjustments         32,053         19,911        (15,863)
                                                            -------------- -------------- --------------
Balance at end of year..................................... (Yen)1,716,984 (Yen)1,735,180 (Yen)1,360,136
                                                            ============== ============== ==============

As explained in Note 5, nonperforming loans were actively disposed of by sale during recent years. The allocated allowance for credit losses for such loans were removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon decision to sell. Net charge-offs in the above table include the decrease in allowance for credit losses due to loan disposal activity amounting to (Yen)46.0 billion, (Yen)174.0 billion and (Yen)369.6 billion for the years ended March 31, 2001, 2002 and 2003, respectively.

7.  PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2002 and 2003 consisted of the following:

                                             2002           2003
                                        -------------- --------------
                                                (in millions)
          Land......................... (Yen)  200,191 (Yen)  193,278
          Buildings....................        443,828        432,230
          Equipment and furniture......        530,380        489,307
          Leasehold improvements.......        232,509        234,443
          Construction in progress.....          3,294         20,134
                                        -------------- --------------
             Total.....................      1,410,202      1,369,392
          Less accumulated depreciation        728,836        725,598
                                        -------------- --------------
          Premises and equipment--net.. (Yen)  681,366 (Yen)  643,794
                                        ============== ==============

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to (Yen)37,763 million and (Yen) 38,750 million of acquisition cost at March 31, 2002 and 2003, respectively. Accumulated depreciation on such capitalized leases at March 31, 2002 and 2003 amounted to (Yen)17,627 million and (Yen)22,517 million, respectively.

Depreciation expense of premises and equipment for the years ended March 31, 2001, 2002 and 2003 was (Yen)61,482 million, (Yen)68,162 million and
(Yen)63,026 million, respectively.

In March 1999, BTM sold a 50% undivided interest in each of its head office land and building (including structure and equipment) for (Yen)91,500 million and of its main office land and building (including structure and equipment) for (Yen)9,100 million to a real estate company. At the same time, BTM entered an agreement to lease

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES back the 50% undivided interests of the buildings sold from the buyer over a period of 7 years. BTM accounted for these transactions as financing arrangements, and recorded the total proceeds of (Yen)100,600 million as a financing obligation. Under the lease agreement, BTM made non-interest-bearing deposits of (Yen)8,000 million with the buyer-lessor in March 1999. The lease payments are determined each year upon negotiations with the buyer-lessor, based on future market conditions and expenditures for significant improvements and related expenses of the buildings to be born by the buyer-lessor. The lease agreement is noncancelable during the lease period of 7 years. At the end of lease, BTM has no obligations or options specified in the lease agreement.

At March 31, 2002 and 2003, the financing obligation was (Yen)101,806 million and (Yen)102,208 million, respectively, and total rental payments amounted to
(Yen)6,504 million and (Yen)6,190 million, respectively, for the years ended March 31, 2002 and 2003.

In the year ended at March 31, 2003, the MTFG Group recognized (Yen)13,004 million of impairment losses for long-lived assets, primarily domestic real estate to be disposed of, which were formerly used for its domestic banking operations. In addition, (Yen)2,619 million of impairment losses were recognized for real estate held for sale. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if any, or estimated price based on appraised value.

8.  GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in Note 1, on April 1, 2002, the MTFG Group adopted SFAS No. 142 which requires that goodwill, formerly subject to amortization, no longer be amortized and be tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets with finite useful lives continue to be amortized over their useful lives while intangible assets with indefinite lives no longer be amortized and subject to impairment testing at least annually.

On April 1, 2002, the MTFG Group has performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative adjustment charge to earnings of (Yen)532 million related to the impairment of goodwill. Such cumulative adjustment primarily resulted from an impairment of goodwill related to a U.S. leasing business and was measured using the discounted future cash flow method. Intangible assets with indefinite lives, which were amortized in the prior periods, were immaterial.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Goodwill

The changes in the carrying amount of goodwill by business segment during the year ended March 31, 2003 are as follows:

                                                                         BTM                         Mitsubishi Trust
                                                     -------------------------------------------  -----------------------
                                                      Global
                                                     Corporate Investment Mitsubishi                Trust        Real
                                                      Banking   Banking   Securities     UNBC       Assets      Estate
                                                     --------- ---------- ---------- -----------  ----------- -----------
                                                                                       (in millions)
Balance at March 31, 2002........................... (Yen) 23  (Yen) 509   (Yen) --  (Yen)11,169  (Yen)14,735 (Yen)14,950
Impairment recognized by the transitional impairment
 test...............................................      (23)      (509)        --           --           --          --
Goodwill acquired during the year...................       --         --        408        9,646           --          --
Reclassified to core deposit intangible.............       --         --         --       (1,799)          --          --
Foreign currency translation adjustments and other..       --         --         --         (966)          --          --
                                                     --------  ---------   --------  -----------  ----------- -----------
Balance at March 31, 2003........................... (Yen) --  (Yen)  --   (Yen)408  (Yen)18,050  (Yen)14,735 (Yen)14,950
                                                     ========  =========   ========  ===========  =========== ===========




                                                        Total
                                                     -----------

Balance at March 31, 2002........................... (Yen)41,386
Impairment recognized by the transitional impairment
 test...............................................        (532)
Goodwill acquired during the year...................      10,054
Reclassified to core deposit intangible.............      (1,799)
Foreign currency translation adjustments and other..        (966)
                                                     -----------
Balance at March 31, 2003........................... (Yen)48,143
                                                     ===========

See Note 28 for the business segment information of the MTFG Group.

Net income (loss) and amounts per common share for the years ended March 31, 2001, 2002 and 2003 adjusted to exclude amortization expense related to goodwill are as follows:

                                                                            2001             2002            2003
                                                                      ---------------  ---------------  --------------
Net income (loss) (in millions):
Reported income (loss)............................................... (Yen)   (59,174) (Yen)  (216,534) (Yen)  203,288
Goodwill amortization................................................           5,014            7,877              --
                                                                      ---------------  ---------------  --------------
Adjusted net income (loss)........................................... (Yen)   (54,160) (Yen)  (208,657) (Yen)  203,288
                                                                      ===============  ===============  ==============

Basic earnings (loss) per share (in yen):
Reported basic earnings (loss) per share--net income (loss) available to common shareholders............................................. (Yen)(12,274.55) (Yen)(39,733.32) (Yen)33,963.40
Goodwill amortization................................................          911.64         1,418.11              --
                                                                      ---------------  ---------------  --------------
Adjusted basic earnings (loss) per share--net income (loss) available to common shareholders............................................. (Yen)(11,362.91) (Yen)(38,315.21) (Yen)33,963.40
                                                                      ===============  ===============  ==============

Diluted earnings (loss) per share (in yen):
Reported diluted earnings (loss) per share--net income (loss)
  available to common shareholders................................... (Yen)(12,274.55) (Yen)(39,733.32) (Yen)31,137.71
Goodwill amortization................................................          911.64         1,418.11              --
                                                                      ---------------  ---------------  --------------
Adjusted diluted earnings (loss) per share--net income (loss)
  available to common shareholders................................... (Yen)(11,362.91) (Yen)(38,315.21) (Yen)31,137.71
                                                                      ===============  ===============  ==============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Other intangible assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2002 and 2003:

                                                     2002                                   2003
                                    -------------------------------------- --------------------------------------
                                       Gross                      Net         Gross                      Net
                                      carrying   Accumulated    carrying     carrying   Accumulated    carrying
                                       amount    amortization    amount       amount    amortization    amount
                                    ------------ ------------ ------------ ------------ ------------ ------------
                                                                    (in millions)
Intangible assets subject to
  amortization:
   Software........................ (Yen)278,670 (Yen)149,132 (Yen)129,538 (Yen)354,692 (Yen)196,611 (Yen)158,081
   Core deposit intangible.........        3,291        2,605          686        5,486        3,886        1,600
   Other...........................       18,644       12,414        6,230        7,565        3,163        4,402
                                    ------------ ------------ ------------ ------------ ------------ ------------
       Total....................... (Yen)300,605 (Yen)164,151      136,454 (Yen)367,743 (Yen)203,660      164,083
                                    ============ ============              ============ ============
Intangible assets recorded in
  connection with the additional
  minimum pension liabilities under
  SFAS No. 87 (See Note 16)........                                 42,539                                 14,568
Intangible assets not subject to
  amortization.....................                                  7,624                                  8,247
                                                              ------------                           ------------
Total..............................                           (Yen)186,617                           (Yen)186,898
                                                              ============                           ============

Intangible assets subject to amortization acquired during the year ended March 31, 2003 amounted (Yen)90,869 million, which primarily consist of capitalized cost of software. The weighted average amortization period for capitalized software is five years, and the amount of its residual value is immaterial.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

                                            (in millions)
                                            -------------
                      Year ending March 31,
                         2004..............  (Yen)46,905
                         2005..............       41,725
                         2006..............       33,785
                         2007..............       22,551
                         2008..............        9,506

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

9.  INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the years ended March 31, 2001, 2002 and 2003 was as follows:

                                                                                2001           2002           2003
                                                                           -------------  -------------  -------------
                                                                                          (in millions)
Current:
   Domestic............................................................... (Yen)  53,683  (Yen)  (8,612) (Yen)  17,976
   Foreign................................................................        49,452         39,454         43,634
                                                                           -------------  -------------  -------------
       Total..............................................................       103,135         30,842         61,610
                                                                           -------------  -------------  -------------
Deferred:
   Domestic...............................................................       (41,730)      (118,358)       (53,150)
   Foreign................................................................         1,358        (14,316)        34,417
                                                                           -------------  -------------  -------------
       Total..............................................................       (40,372)      (132,674)       (18,733)
                                                                           -------------  -------------  -------------
   Income tax expense (benefit)...........................................        62,763       (101,832)        42,877
                                                                           -------------  -------------  -------------
Income tax expense reported in cumulative effect of a change in
  accounting principle....................................................            --          3,523             --
                                                                           -------------  -------------  -------------
Income tax expense (benefit) reported in shareholders' equity relating to:
   Investment securities available for sale...............................      (446,711)      (229,943)      (337,409)
   Cumulative effect of a change in accounting principle..................            --            808             --
   Derivatives qualifying for cash flow hedges............................            --          1,289            513
   Minimum pension liability adjustments..................................       (39,735)       (30,815)       (51,265)
   Foreign currency translation adjustments...............................        16,853          5,444         (3,522)
                                                                           -------------  -------------  -------------
       Total..............................................................      (469,593)      (253,217)      (391,683)
                                                                           -------------  -------------  -------------
Total..................................................................... (Yen)(406,830) (Yen)(351,526) (Yen)(348,806)
                                                                           =============  =============  =============

Income taxes in Japan applicable to the MTFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 38.9%, 38.0% and 39.9%, respectively, for the years ended March 31, 2001, 2002 and 2003. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

In March 2003, the MTFG's application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system has become effective for the year ended March 31, 2003. The new consolidated system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. Due to the adoption of the consolidated corporate-tax system, they are required to pay, for the years ended March 31, 2003 and ending March 31, 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate. As a result, the combined normal effective statutory tax rate changed from approximately 38.0% to 39.9%. The change in tax rate due to adoption of the consolidated-tax system decreased income tax expense by (Yen)37,352 million for the year ended March 31, 2003.

On March 30, 2000, the Tokyo Metropolitan Assembly passed a new tax rule that changed the basis on which it taxes large banks conducting business in Tokyo. BTM and Mitsubishi Trust are subject to the new rule. The new

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES rule requires large banks to pay a 3.0% local tax on their gross operating income derived from their Tokyo operations for a period of five years commencing April 1, 2000.

On May 30, 2000, the Osaka Prefectural Assembly also passed a new tax rule that is substantially the same as the rule approved by the Tokyo Metropolitan Assembly. The new rule requires large banks to pay a 3.0% local tax on their gross operating income derived from Osaka operations for a period of five years commencing April 1, 2001. The new rules resulted in a decrease in the normal effective statutory rate by 0.9% to 38.0%. As a result of the change in tax rates, income tax expenses increased (Yen)12,727 million for the year ended March 31, 2001.

The banks subject to the new tax rule, including BTM and Mitsubishi Trust, filed a complaint in October 2000 with the Tokyo District Court, calling for nullification of the new tax, which they claimed, unfairly targets banks. On March 26, 2002, the Tokyo District Court rejected the new tax enacted by the Tokyo Metropolitan Assembly. The court ordered the Tokyo Metropolitan Government to refund (Yen)72.4 billion in tax payments to 18 major banks and to pay an additional (Yen)1.8 billion in compensation.

On March 29, 2002, the Metropolitan Government lodged an appeal at the Tokyo High Court. Following the decision of the Tokyo District Court, 16 major banks filed a lawsuit on April 4, 2002 with the Osaka District Court against the Osaka Prefectural Government, seeking to nullify the new tax rule. In response to the lawsuit, on May 30, 2002, the Osaka Prefectural Government enacted a revised tax rule that changed the taxation for the year ended March 31, 2002 and the years subject to the new tax rule. Under the revised tax rule, for the years ended March 31, 2002 and 2003, large banks became subject to local taxes based on the lower of the 3.0% local tax on their gross operating income or the local tax computed based on net income. As a result of the revisions, BTM and Mitsubishi Trust did not pay any local taxes to the Osaka Prefectural Government for the years ended March 31, 2002 and 2003. BTM and Mitsubishi Trust incurred new local taxes to the Tokyo Metropolitan Government of
(Yen)18.4 billion, (Yen)18.6 billion and (Yen)19.6 billion for the years ended March 31, 2001, 2002 and 2003, respectively. Had BTM and Mitsubishi Trust paid the local taxes based on net income under the former rule, tax expense would have been (Yen)6.6 billion for the year ended March 31, 2001, and zero for the years ended March 31, 2002 and 2003.

On January 30, 2003, the Tokyo High Court also rejected the new tax rule and ordered the Tokyo Metropolitan Government to refund tax payments that the banks had paid over the past two years, which represents the difference between the 3.0% tax on the gross operating profits paid by the banks and the amount computed based on net income under the former rule. The order includes the refund of (Yen)30.4 billion to BTM and Mitsubishi Trust. However, the Tokyo High Court reversed the lower court on the issue of additional compensation. The Tokyo Metropolitan Government appealed this decision to the Supreme Court of Japan. To date, there have been no decisions made by the Osaka District Court. Given the fact that the legal process has not been completed, MTFG Group has not recorded any gain in MTFG Group's consolidated financial statements.

In March 2003, the Japanese government amended the local tax law. Under the amended local tax law, a corporation size-based enterprise tax will be effective, which will supersede the current enterprise tax, including the local taxes levied by the Tokyo Metropolitan Government and Osaka Prefectural Government, from the year ending March 31, 2005. As a result, the normal effective statutory tax rate for the year ending March 31, 2005 will be approximately 40.5% effective April 1, 2004. The respective newly enacted rates were used in calculating the future expected tax effects of temporary differences as of March 31, 2003 that are expected to reverse during and subsequent to the year ending March 31, 2005. The change in tax rate resulted in a decrease of (Yen)75,121 million in income tax expense for the year ended March 31, 2003.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of operations to the combined normal effective statutory tax rate for the years ended March 31, 2001, 2002 and 2003 was as follows:

                                                                          2001    2002   2003
                                                                        -------  -----  -----
Combined normal effective statutory tax rate...........................   38.9 %  38.0%  39.9%
Increase (decrease) in taxes resulting from:
   Nondeductible expenses..............................................   237.3    2.9    4.4
   Goodwill amortization...............................................    31.0    0.7     --
   Dividends from foreign subsidiaries.................................   225.8    1.3    3.2
   Foreign tax credit and payments.....................................   (90.4)  (1.9)  10.1
   Lower tax rates applicable to income of foreign subsidiaries........   (93.8)  (2.7)  (0.7)
   Foreign income exempted for income tax purpose......................   (88.9)  (0.5)    --
   Foreign tax assessment (refund).....................................    30.1   (0.7)  (3.5)
   Minority interest...................................................   184.3    2.5    0.6
   Change in valuation allowance.......................................   284.7   16.8   18.2
   Expiration of loss carryforwards of subsidiaries....................   733.1    0.1    3.5
   Enacted change in tax rates.........................................   245.4     --  (30.4)
   Realization of previously unrecognized tax benefits of subsidiaries.      --  (11.2) (27.5)
   Other--net..........................................................    11.3   (0.7)  (0.4)
                                                                        -------  -----  -----
Effective income tax rate.............................................. 1,748.8%  31.4%  17.4%
                                                                        =======  =====  =====

In calculating the effective income tax rate for the year ended March 31, 2002, the reconciling items were subtracted from the combined normal effective statutory tax rate since loss before income tax benefit was recorded in that year.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Deferred tax assets and liabilities are computed for each tax jurisdiction using current enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MTFG Group's net deferred tax assets at March 31, 2002 and 2003 were as follows:

                                                                           2002            2003
                                                                      --------------  --------------
                                                                               (in millions)
Deferred tax assets:
   Allowance for credit losses....................................... (Yen)  930,745  (Yen)  694,972
   Net operating loss carryforwards..................................        250,188         893,459
   Accrued severance indemnities and pension liabilities.............        125,702         177,602
   Investment securities.............................................             --         149,622
   Non-interest-earning funds with the Special Fund and the New Fund
     (See Note 5)....................................................         16,602          16,431
   Other real estate owned...........................................          5,715             227
   Accrued liabilities and other.....................................         53,963          64,670
   Sale-and-leaseback transactions...................................         36,338          38,893
   Foreign currency translation losses on foreign currency debt......         24,693              --
   Depreciation......................................................         20,780          18,622
   Valuation allowance...............................................       (256,579)       (318,709)
                                                                      --------------  --------------
       Total deferred tax assets.....................................      1,208,147       1,735,789
                                                                      --------------  --------------
Deferred tax liabilities:
   Investment securities.............................................            180              --
   Deferred profit on property for income tax purposes...............         14,865          15,720
   Equipment and auto leasing........................................        102,505          96,769
   Derivative financial instruments..................................         23,578          34,934
   Other.............................................................          7,666           9,186
                                                                      --------------  --------------
       Total deferred tax liabilities................................        148,794         156,609
                                                                      --------------  --------------
Net deferred tax assets.............................................. (Yen)1,059,353  (Yen)1,579,180
                                                                      ==============  ==============

The valuation allowance was provided primarily against deferred tax assets recorded at the MTFG Group's domestic subsidiaries with operating loss carryforwards. The net change in the valuation allowance for deferred income tax assets was an increase of (Yen)43,451 million and (Yen)62,130 million for the years ended March 31, 2002 and 2003, respectively, which primarily reflected an increase in such operating loss carryforwards of these subsidiaries.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

At March 31, 2003, the MTFG Group had operating loss carryforwards of
(Yen)2,238,334 million and tax credit carryforwards of (Yen)4,099 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

                                        Operating loss  Tax credit
                                        carryforwards  carryforwards
                                        -------------- -------------
                                               (in millions)
            Year ending March 31:
               2004.................... (Yen)   47,763  (Yen)   --
               2005....................         79,473          --
               2006....................        144,701          --
               2007....................        260,035          --
               2008 and thereafter.....      1,676,864       3,951
            No definite expiration date         29,498         148
                                        --------------  ----------
                   Total............... (Yen)2,238,334  (Yen)4,099
                                        ==============  ==========

Income taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2003, such undistributed earnings of foreign subsidiaries amounted to approximately (Yen)233 billion. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MTFG has neither plans nor the intention of disposing of investments in foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize its foreign subsidiaries' undistributed earnings. Rather, MTFG will receive a return on investments in foreign subsidiaries by way of dividends.

Income (loss) before income tax expense (benefit) for the years ended March 31, 2001, 2002 and 2003 was as follows:

                                   2001           2002          2003
                              -------------  -------------  ------------
                                            (in millions)
       Domestic income (loss) (Yen)(153,242) (Yen)(386,432) (Yen)128,315
       Foreign income........       156,831         62,199       118,382
                              -------------  -------------  ------------
          Total.............. (Yen)   3,589  (Yen)(324,233) (Yen)246,697
                              =============  =============  ============

10.  PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2003, assets mortgaged, pledged, or otherwise subject to lien were as follows:

                                              (in millions)
                                              --------------
                   Due from banks............ (Yen)       49
                   Trading account securities      1,860,338
                   Investment securities.....      5,000,521
                   Loans.....................      2,004,583
                   Other.....................         21,143
                                              --------------
                      Total.................. (Yen)8,886,634
                                              ==============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The above pledged assets are classified by type of liabilities to which they relate as follows:

                                                                         (in millions)
                                                                         --------------
Deposits................................................................ (Yen)  240,809
Call money and funds purchased..........................................        831,600
Payables under repurchase agreements and securities lending transactions      6,160,895
Other short-term borrowings and long-term debt..........................      1,653,270
Other...................................................................             60
                                                                         --------------
   Total................................................................ (Yen)8,886,634
                                                                         ==============

In addition, at March 31, 2003, certain investment securities, principally Japanese national government and Japanese government agency bonds, aggregating
(Yen)4,046,756 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

Under Japanese law, Japanese banks are required to maintain certain minimum reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2002 and 2003, the reserve funds maintained by the MTFG Group, which are included in Cash and Due from Banks and Interest-earning Deposits in Other Banks, were (Yen)650,642 million and (Yen)2,879,345 million, respectively. Average reserves during the years ended March 31, 2002 and 2003 were (Yen)659,602 million and (Yen)1,302,729 million, respectively.

Collateral

The MTFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and note receivables and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the MTFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party's right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge a collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MTFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MTFG Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2003, the MTFG Group pledged
(Yen)3,143 billion of collateral that may not be sold or repledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantors with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits these banking

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MTFG Group did not sell or repledge nor does plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor's default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor's default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party's disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2003, the fair value of the collateral accepted by the MTFG Group that is permitted to be sold or repledged was approximately (Yen)7,199 billion, of which approximately
(Yen)3,114 billion was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the MTFG Group does not dispose of before counterparties' default in accordance with the customary practice within the Japanese banking industry.

11.  DEPOSITS

The balances of time deposits, including certificates of deposit ("CDs"), issued in amounts of (Yen)10 million (approximately US$85 thousand at the Federal Reserve Bank of New York's noon buying rate on March 31, 2003) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were (Yen)16,885,029 million and
(Yen)6,783,568 million, respectively, at March 31, 2002, and (Yen)17,439,570 million and (Yen)5,344,997 million, respectively, at March 31, 2003.

The maturity information at March 31, 2003 for domestic and foreign time deposits, including CDs, is summarized as follows:

                                                Domestic        Foreign
                                             --------------- --------------
                                                     (in millions)
    Due in one year or less................. (Yen)20,494,893 (Yen)6,843,991
    Due after one year through two years....       3,228,337        108,733
    Due after two years through three years.       2,916,052         64,755
    Due after three years through four years         857,639          3,642
    Due after four years through five years.         683,494          6,631
    Due after five years....................          39,626          4,489
                                             --------------- --------------
       Total................................ (Yen)28,220,041 (Yen)7,032,241
                                             =============== ==============

12.  DEBENTURES

In Japan, certain banks, including BTM, were authorized to issue discount and coupon debentures in the domestic market under applicable banking laws. The Bank of Tokyo, Ltd., which merged with The Mitsubishi Bank, Limited to create BTM, was authorized to issue such debentures and, after the merger in 1996, BTM was also permitted to issue discount and coupon debentures in the domestic market through March 2002 under the Law concerning the Merger and Conversion of Financial Institutions of Japan.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Debentures at March 31, 2002 and 2003 comprised the following:

                                                                                          2002          2003
                                                                                     -------------- ------------
                                                                                            (in millions)
One-year discount debentures, net of amortized discount of (Yen)98 million in 2002--
  discount at issuance of 0.01% to 0.04% in 2002.................................... (Yen)  824,722 (Yen)     --
Three-year coupon debentures with interest of 0.02% to 0.30% (0.02% to 0.80% in
  2002).............................................................................        655,101      260,880
Five-year coupon debentures with interest of 0.80% to 1.70% (0.80% to 2.10% in
  2002).............................................................................        789,299      375,180
                                                                                     -------------- ------------
   Total............................................................................ (Yen)2,269,122 (Yen)636,060
                                                                                     ============== ============

The following is a summary of maturities of debentures subsequent to March 31, 2003:

                                            (in millions)
                                            -------------
                      Year ending March 31:
                         2004.............. (Yen)382,782
                         2005..............      253,278
                                            ------------
                             Total......... (Yen)636,060
                                            ============

13.  CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the years ended March 31, 2001, 2002 and 2003 is as follows:

                                                            2001                        2002
                                                   ---------------------       ---------------------
                                                                              (in millions)
Average balance during the year:
   Call money and funds purchased.................        (Yen)1,799,133              (Yen)1,968,252
   Call loans and funds sold......................             1,212,028                   1,230,103
                                                   ---------------------       ---------------------
Net funds purchased position......................        (Yen)  587,105              (Yen)  738,149
                                                   =====================       =====================
Call money and funds purchased:
   Outstanding at end of year:
       Amount.....................................        (Yen)2,358,036              (Yen)2,542,489
       Principal range of maturities..............      1 day to 30 days            1 day to 30 days
       Weighted average interest rate.............                  0.90%                       0.61%
   Maximum balance at any month-end during the
     year......................................... (Yen)       2,406,836       (Yen)       2,542,489
   Weighted average interest rate paid during the
     year.........................................                  1.25%                       0.91%

                                                            2003
                                                   ---------------------
                                                       (in millions)

Average balance during the year:
   Call money and funds purchased.................        (Yen)2,175,394
   Call loans and funds sold......................               597,004
                                                   ---------------------
Net funds purchased position......................        (Yen)1,578,390
                                                   =====================
Call money and funds purchased:
   Outstanding at end of year:
       Amount.....................................        (Yen)2,689,892
       Principal range of maturities..............      1 day to 30 days
       Weighted average interest rate.............                  0.30%
   Maximum balance at any month-end during the
     year......................................... (Yen)       2,981,442
   Weighted average interest rate paid during the
     year.........................................                  0.58%

Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

14.  DUE TO TRUST ACCOUNT

Mitsubishi Trust holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MTFG Group's proprietary assets and are managed and accounted for separately.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

However, excess cash funds of individual trust accounts are often placed with Mitsubishi Trust that manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MTFG Group's funding, due to trust account bears a nature similar to short-term funding, including demand deposits and other overnight funds purchased, in a manner that the balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions for the years ended March 31, 2001, 2002 and 2003 is as follows:

                                                      2001            2002            2003
                                                 --------------  --------------  --------------
                                                                  (in millions)
Average balance outstanding during the year..... (Yen)4,023,941  (Yen)2,940,975  (Yen)1,691,359
Maximum balance at any month-end during the year      4,488,591       3,533,489       2,188,326
Weighted average interest rate during the year..           0.69%           0.57%           0.51%

15.  SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2002 and 2003, the MTFG Group had unused lines of credit amounting to (Yen)3,492,516 million and (Yen)3,431,430 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MTFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2002 and 2003 comprised the following:

                                                                               2002            2003
                                                                          --------------  --------------
                                                                                   (in millions)
Domestic offices:
   Loans on notes and acceptances transferred with recourse (rediscount). (Yen)1,462,940  (Yen)1,227,170
   Commercial paper......................................................        596,000         466,000
   Borrowings from financial institutions................................        587,372         626,000
   Other.................................................................        324,692         221,416
                                                                          --------------  --------------
       Total domestic offices............................................      2,971,004       2,540,586
                                                                          --------------  --------------
Foreign offices:
   Commercial paper......................................................        198,367         221,209
   Other.................................................................        149,766          92,599
                                                                          --------------  --------------
       Total foreign offices.............................................        348,133         313,808
                                                                          --------------  --------------
       Total.............................................................      3,319,137       2,854,394
Less unamortized discount................................................            503             366
                                                                          --------------  --------------
Other short-term borrowings--net......................................... (Yen)3,318,634  (Yen)2,854,028
                                                                          ==============  ==============
Weighted average interest rate on outstanding balance at end of year.....           1.09%           0.48%

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

A summary of other short-term borrowing transactions for the years ended March 31, 2001, 2002 and 2003 is as follows:

                                                      2001            2002            2003
                                                 --------------  --------------  --------------
                                                                  (in millions)
Average balance outstanding during the year..... (Yen)1,641,905  (Yen)2,077,604  (Yen)2,808,049
Maximum balance at any month-end during the year      3,032,747       3,318,634       2,870,339
Weighted average interest rate during the year..           1.65%           2.22%           1.01%

Long-term debt (with original maturities of more than one year) at March 31, 2002 and 2003 comprised the following:

                                                                     2002           2003
                                                                -------------- --------------
                                                                        (in millions)
BTM:
   Obligations under capital leases............................ (Yen)   26,122 (Yen)   22,407
   Obligation under sale-and-leaseback transactions............        101,806        102,208
   Unsubordinated debt:
      Insurance companies and other institutions, maturing
        serially through 2022, principally 0.06%-7.30%.........        271,402        350,427
      Fixed rate bonds, payable in Japanese yen, due
        2003-2022, principally 0.25%-2.69%.....................      1,340,000      1,730,000
      Adjustable rate bonds, payable in Japanese yen, due
        2005, 0.20%............................................         36,890             --
   Subordinated debt:
      Fixed rate notes, payable in United States dollars,
        due 2010, 8.40%........................................        266,311        240,250
      Fixed rate bonds, payable in Japanese yen, due
        2006-2012, principally 0.55%-2.39%.....................        120,000        200,000
      Fixed rate borrowings, payable in Japanese yen, due
        2003-2012, principally 1.69%- 6.20%....................        428,555        402,650
      Adjustable rate bonds, payable in Japanese yen, due
        2011-2012, principally 0.58%- 1.05%....................         32,000         33,000
      Adjustable rate borrowings, payable in Japanese yen,
        due 2007-2012, principally 0.98%-6.30%.................        157,600        202,500
      Floating rate borrowings, payable in Japanese yen,
        due 2003-2010, principally 0.07%- 1.65%................         26,000         12,900
                                                                -------------- --------------
         Total.................................................      2,806,686      3,296,342
                                                                -------------- --------------
Mitsubishi Trust:
   Obligation under capital leases.............................          1,302            585
   Unsubordinated debt:
      Insurance companies and other institutions, due
        2003-2007, principally 0.00%-4.75%.....................         48,205         45,947
   Subordinated debt:
      Fixed rate borrowings, payable in Japanese yen, due
        2004-2012, principally 2.00%- 4.92%....................         50,000         53,000
      Adjustable rate borrowings, payable in Japanese yen,
        due 2010-2012, principally 0.63%-3.25%.................         44,000         34,000
      Floating rate borrowings, payable in Japanese yen,
        due 2003-2006, principally 0.86%- 1.50%................         65,000         64,000
      Perpetual bonds, payable in Japanese yen, principally
        1.13%-2.25%............................................         42,200         65,600
      Fixed rate bonds, payable in Japanese yen, due 2010,
        2.70%..................................................         30,000         30,000
      Adjustable rate bonds, payable in Japanese yen, due
        2010-2016, principally 0.78%-2.45%.....................         91,300        116,400
                                                                -------------- --------------
         Total.................................................        372,007        409,532
                                                                -------------- --------------

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                                                                     2002           2003
                                                                -------------- --------------
                                                                        (in millions)
Other subsidiaries:
   Unsubordinated debt:
      Insurance companies and other institutions, due
        2003-2011, principally 0.32%-8.77%..................... (Yen)  119,733 (Yen)  225,343
      3% Exchangeable Guaranteed Notes due 2002, payable in
        United States dollars..................................        266,417             --
      0.25%-1.25% Convertible Bonds due 2013-2014, payable
        in Japanese yen........................................             --         51,295
      Fixed rate bonds and notes, payable in United States
        dollars, due 2004-2011, principally 4.78%-6.53%........         40,259         38,013
      Fixed rate bonds and notes, payable in Japanese yen,
        due 2003-2017, principally 0.14%- 4.40%................        178,982         98,588
      Adjustable rate bonds and notes, payable in United
        States dollars, due 2007, principally 7.00%-7.17%......         16,942          8,744
      Adjustable rate bonds and notes, payable in Japanese
        yen, due 2003-2021, principally 0.42%-4.59%............         57,690         21,645
      Floating rate bonds and notes, payable in United
        States dollars, due 2005-2017, principally
        2.15%-6.63%............................................          9,264          3,585
      Floating rate bonds and notes, payable in Japanese
        yen, due 2003-2022, principally 0.32%-4.63%............         59,148         65,865
      Floating rate notes, payable in Euro, due 2017, 4.59%....             --          1,254
      Obligations under capital leases and other
        miscellaneous debt.....................................         14,782         40,476
                                                                -------------- --------------
         Total unsubordinated debt.............................        763,217        554,808
                                                                -------------- --------------
   Subordinated debt:
      Insurance companies and other institutions, due
        2005-2010, principally 3.10%-3.39%.....................          1,553          4,335
      Undated notes, payable in Japanese yen, principally
        0.43%-4.90%............................................         60,000         58,000
      Fixed rate undated notes, payable in Japanese yen,
        principally 1.71%-2.60%................................             --          9,791
      Perpetual Bonds, payable in Japanese yen, principally
        1.15%-3.15%............................................         20,300         20,300
      Fixed rate bonds and notes, payable in United States
        dollars, due 2007, principally 6.20%-7.35%.............         26,995          6,418
      Fixed rate bonds and notes, payable in Japanese yen,
        due 2003-2028, principally 0.40%- 5.10%................        101,795         95,407
      Adjustable rate undated notes, payable in United
        States dollars, 3.04%..................................         76,531          4,796
      Adjustable rate undated notes, payable in Japanese
        yen, principally 0.78%-3.16%...........................        359,490        335,809
      Adjustable rate bonds and notes, payable in United
        States dollars, due 2009, 2.22%........................        114,129          3,556
      Adjustable rate bonds and notes, payable in Japanese
        yen, due 2006-2014, principally 0.14%-5.92%............        368,858        193,871
      Floating rate undated notes, payable in Japanese yen,
        principally 1.37%-1.58%................................             --         53,697
      Floating rate bonds and notes, payable in United
        States dollars, due 2003-2012, principally
        2.85%-5.12%............................................          2,645          5,996
      Floating rate bonds and notes, payable in Japanese
        yen, due 2003-2027, principally 0.18%-5.06%............         58,915         60,318
      Other miscellaneous debt.................................          2,700          2,657
                                                                -------------- --------------
         Total subordinated debt...............................      1,193,911        854,951
   Mandatorily redeemable preferred securities of
     subsidiary grantor trust (See Note 23)....................         48,020         43,499
                                                                -------------- --------------
         Total.................................................      2,005,148      1,453,258
                                                                -------------- --------------
Total.......................................................... (Yen)5,183,841 (Yen)5,159,132
                                                                ============== ==============

--------
Notes:
1. Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of market indices.
2. 0.25%-1.25% Convertible Bonds of (Yen)51,295 million, unsubordinated debt of other subsidiaries, can be convertible into common stock of Mitsubishi Securities.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Certain unsubordinated bonds and notes (aggregating (Yen)69,557 million at March 31, 2003), and certain subordinated bonds and notes (aggregating
(Yen)819,250 million at March 31, 2003) issued by subsidiaries are guaranteed, on a subordinated basis, by MTFG, BTM, Mitsubishi Trust or a subsidiary as to payment of principal and interest.

BTM, Mitsubishi Trust and certain other subsidiaries entered into interest rate and currency swaps for certain debt in order to manage exposure to interest rate and currency exchange rate movements. As a result of these swap arrangements, the effective interest rates may differ from the coupon rates reflected in the above table. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2002 and 2003. Certain interest rates are determined by formulas and may be subject to certain minimum and maximum rates. Floating and adjustable debt agreements may provide for interest rate floors to prevent negative interest payments (i.e., receipts).

Certain debt agreements permit BTM, Mitsubishi Trust and some other subsidiaries to redeem the related debt, as a whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

The following is a summary of maturities of long-term debt subsequent to March 31, 2003:

                                        Mitsubishi      Other
                             BTM          Trust      subsidiaries      Total
                        -------------- ------------ -------------- --------------
                                             ( in millions )
Year ending March 31:
   2004................ (Yen)  269,965 (Yen) 56,620 (Yen)  111,804 (Yen)  438,389
   2005................        503,966       20,184        131,182        655,332
   2006................        579,094       26,149         89,866        695,109
   2007................        347,704       24,547         78,050        450,301
   2008................        268,934        3,032         89,033        360,999
   2009 and thereafter.      1,326,679      279,000        953,323      2,559,002
                        -------------- ------------ -------------- --------------
       Total........... (Yen)3,296,342 (Yen)409,532 (Yen)1,453,258 (Yen)5,159,132
                        ============== ============ ============== ==============

16.  SEVERANCE INDEMNITIES AND PENSION PLANS

All employees of MTFG are loaned from BTM and Mitsubishi Trust. The employees are subject to severance indemnities and pension plans of each of these subsidiaries described below, and included in the calculation of pension costs and liabilities of BTM and Mitsubishi Trust.

Domestic Subsidiaries

BTM, Mitsubishi Trust, and certain other domestic subsidiaries have severance indemnities plans under which their employees in Japan, other than those who are directors, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities. Under the severance indemnities plans, benefit payments in the form of lump-sum cash payment without allowing a benefit payee an option to receive annuity payments, upon mandatory retirement at normal retirement age or earlier termination of employment, are provided. When a benefit is paid in a single payment to a benefit payee under the plans, the payment represents final relief of the obligation.

BTM, Mitsubishi Trust, and certain other domestic subsidiaries also have funded contributory defined benefit pension plans (private plans) which cover substantially all of their employees in Japan and provide for lifetime

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES annuity payments commencing at age 65 based on eligible compensation at the time of severance, years of service and other factors. These domestic subsidiaries have Employees' Pension Fund plans ("EPF"s), which are defined benefit pension plans established under the Japanese Welfare Pension Insurance Law ("JWPIL"). These plans are composed of (a) substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL (similar to social security benefits in the United States) and (b) a corporate portion based on a contributory defined benefit pension arrangements established at the discretion of each subsidiary. The subsidiaries with an EPF and their employees are exempted from contributions to Japanese Pension Insurance ("JPI") that would otherwise be required if they had not elected to fund the substitutional portion of the benefit through an EPF arrangement. The EPF, in turn, pays both the corporate and substitutional pension benefits to retired beneficiaries out of its plan assets. Benefits of the substitutional portion are based on a standard remuneration schedule as determined by the JWPIL, but the benefits of the corporate portion are based on a formula determined by each employer/EPF. Pension benefits and plan assets applicable to the substitutional portion are included with the corporate portion of these domestic subsidiaries in the determination of net periodic costs and funded status.

In June 2001, the JWPIL was amended to permit each employer/EPF to separate the substitutional portion from its EPF and transfer the obligation and related assets to the government. The separation process occurs in several phases.

In June 2003, BTM submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion, and the application was approved by the government on August 1, 2003. Upon that approval, BTM began making pension insurance payments to the government and the government assumes the benefit obligations arising from future employee services. However, in order to complete the entire separation process, BTM must make another application for transfer of the remaining substitutional portion (benefit obligation related to past services), but the timing of the application has not been decided. Upon the approval of the second application, BTM will transfer to a government agency some of its plan assets and, in exchange, be released from paying the remaining substitutional portion of the benefit obligations for past employee services. The impact on MTFG's consolidated financial statements of the transfers accounted for in accordance with EITF 03-2 is not known and cannot be reasonably estimable until the completion of the transfer, as explained in Note 1 to the consolidated financial statements.

BTM and Mitsubishi Trust also have funded non-contributory defined benefit pension plans, providing benefits to certain retired employees, excluding directors, in Japan, based on eligible compensation at the time of severance, years of service and other factors. BTM's plan covers retired employees whose service period with BTM was 5 years or more, and provides for lifetime or certain limited period annuity payments commencing at age 60. Mitsubishi Trust's plan covers retired employees whose service period with Mitsubishi Trust was 20 years or more, and provides for a 10-year period annuity payment commencing at the month following the retirement or, at the option of each eligible employee, at age 60.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Net periodic cost of the severance indemnities and pension plans, net of contributions made by employees, for the years ended March 31, 2001, 2002 and 2003 included the following components:

                                                                               2001          2002          2003
                                                                           ------------  ------------  ------------
                                                                                         (in millions)
Service cost--benefits earned during the year............................. (Yen) 22,108  (Yen) 22,741  (Yen) 25,295
Interest costs on projected benefit obligation............................       25,291        25,166        24,200
Expected return on plan assets............................................      (27,271)      (24,403)      (25,450)
Amortization of unrecognized net obligation at transition.................        4,272         4,199         4,086
Amortization of unrecognized prior service cost...........................        3,521         3,405         2,132
Amortization of net actuarial loss........................................        2,058        10,998        22,506
Loss on settlements.......................................................        4,295         5,240         6,373
                                                                           ------------  ------------  ------------
Net periodic benefit cost................................................. (Yen) 34,274  (Yen) 47,346  (Yen) 59,142
                                                                           ============  ============  ============
Weighted-average assumptions used:
   Discount rates in determining expense..................................         3.10%         2.88%         2.47%
   Discount rates in determining benefit obligation.......................         2.88          2.47          1.88
   Rates of increase in future compensation level for determining expense.         2.88          3.12          3.09
   Rates of increase in future compensation level for determining benefit
     obligation...........................................................         3.12          3.09          2.96
   Expected rates of return on plan assets................................         4.79          4.45          3.73

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2002 and 2003 for the plans of BTM, Mitsubishi Trust and certain other domestic subsidiaries. BTM and some of its domestic subsidiaries have measured plan assets and benefit obligations at December 31 each year for the purpose of financial statements whereas Mitsubishi Trust has used March 31 each year for the measurement date. Accordingly, funded status and amounts recognized in the table below shows the combined amounts of those presented in the consolidated financial statements of these subsidiaries.

                                                                      2002                                         2003
                                                  -------------------------------------------  -----------------------------
                                                    Severance                                    Severance
                                                   indemnities                                  indemnities
                                                  plans and non-                               plans and non-
                                                   contributory  Contributory                   contributory  Contributory
                                                  pension plans  pension plans      Total      pension plans  pension plans
                                                  -------------- -------------  -------------  -------------- -------------
                                                                                        (in millions)
Change in benefit obligation:
  Benefit obligation at beginning of year........  (Yen)140,487  (Yen) 748,468  (Yen) 888,955  (Yen) 143,065  (Yen) 835,942
   Service cost..................................         6,362         16,379         22,741          7,976         17,319
   Interest cost.................................         3,953         21,213         25,166          3,887         20,313
   Plan participants' contributions..............            --          2,974          2,974             --          2,934
   Amendments....................................            --         (3,431)        (3,431)        (3,447)       (44,027)
   Acquisitions..................................            --             --             --         28,106             --
   Actuarial loss................................         7,677         69,546         77,223         16,205         90,182
   Benefits paid.................................        (2,607)       (19,207)       (21,814)        (1,893)       (21,299)
   Lump-sum payment..............................       (12,807)            --        (12,807)       (15,280)            --
                                                   ------------  -------------  -------------  -------------  -------------
  Benefit obligation at end of year..............       143,065        835,942        979,007        178,619        901,364
                                                   ------------  -------------  -------------  -------------  -------------
Change in plan assets:
  Fair value of plan assets at beginning of
   year..........................................        20,250        515,772        536,022         78,602        580,511
   Actual return (negative return) on plan
    assets.......................................       (11,138)       (37,610)       (48,748)       (14,057)       (49,214)
   Acquisitions..................................            --             --             --         12,248             --
   Employer contributions........................        71,606        118,582        190,188          2,492         85,909
   Plan participants' contributions..............            --          2,974          2,974             --          2,934
   Benefits paid.................................        (2,116)       (19,207)       (21,323)        (1,893)       (21,299)
                                                   ------------  -------------  -------------  -------------  -------------
  Fair value of plan assets at end of year.......        78,602        580,511        659,113         77,392        598,841
                                                   ------------  -------------  -------------  -------------  -------------
  Projected benefit obligation in excess of plan
   assets at end of year.........................       (64,463)      (255,431)      (319,894)      (101,227)      (302,523)
   Contributions to or benefits paid from plan
    assets during the three month periods
    ended March 31, 2002 and 2003................         2,698         10,716         13,414          5,034         10,289
   Unrecognized net actuarial loss...............        50,882        289,644        340,526         75,634        435,413
   Unrecognized prior service cost...............         1,621         19,766         21,387         (2,015)       (26,205)
   Unrecognized net (asset) obligation at
    transition...................................        (1,538)        16,796         15,258           (841)        12,115
                                                   ------------  -------------  -------------  -------------  -------------
    Net amount recognized........................  (Yen)(10,800) (Yen)  81,491  (Yen)  70,691  (Yen) (23,415) (Yen) 129,089
                                                   ============  =============  =============  =============  =============
Amounts recognized in the balance sheets:
   Prepaid pension cost..........................  (Yen)    301  (Yen)      --  (Yen)     301  (Yen)     334  (Yen)      --
   Accrued pension liability.....................       (45,595)      (203,819)      (249,414)       (75,766)      (245,008)
   Intangible assets.............................         1,927         40,586         42,513          1,710         12,843
   Accumulated other changes in equity from
    nonowner sources.............................        32,567        244,724        277,291         50,307        361,254
                                                   ------------  -------------  -------------  -------------  -------------
    Net amount recognized........................  (Yen)(10,800) (Yen)  81,491  (Yen)  70,691  (Yen) (23,415) (Yen) 129,089
                                                   ============  =============  =============  =============  =============

                                                        2003
                                                  ---------------




                                                       Total
                                                  --------------
                                                   (in millions)

Change in benefit obligation:
  Benefit obligation at beginning of year........ (Yen)  979,007
   Service cost..................................         25,295
   Interest cost.................................         24,200
   Plan participants' contributions..............          2,934
   Amendments....................................        (47,474)
   Acquisitions..................................         28,106
   Actuarial loss................................        106,387
   Benefits paid.................................        (23,192)
   Lump-sum payment..............................        (15,280)
                                                  --------------
  Benefit obligation at end of year..............      1,079,983
                                                  --------------
Change in plan assets:
  Fair value of plan assets at beginning of
   year..........................................        659,113
   Actual return (negative return) on plan
    assets.......................................        (63,271)
   Acquisitions..................................         12,248
   Employer contributions........................         88,401
   Plan participants' contributions..............          2,934
   Benefits paid.................................        (23,192)
                                                  --------------
  Fair value of plan assets at end of year.......        676,233
                                                  --------------
  Projected benefit obligation in excess of plan
   assets at end of year.........................       (403,750)
   Contributions to or benefits paid from plan
    assets during the three month periods
    ended March 31, 2002 and 2003................         15,323
   Unrecognized net actuarial loss...............        511,047
   Unrecognized prior service cost...............        (28,220)
   Unrecognized net (asset) obligation at
    transition...................................         11,274
                                                  --------------
    Net amount recognized........................ (Yen)  105,674
                                                  ==============
Amounts recognized in the balance sheets:
   Prepaid pension cost.......................... (Yen)      334
   Accrued pension liability.....................       (320,774)
   Intangible assets.............................         14,553
   Accumulated other changes in equity from
    nonowner sources.............................        411,561
                                                  --------------
    Net amount recognized........................ (Yen)  105,674
                                                  ==============

--------
Note: The aggregated accumulated benefit obligations of these plans were
      (Yen)921,527 million and (Yen) 1,012,330 million, respectively, as of March 31, 2002 and 2003. The severance indemnities plans generally employ a multi-variable, non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Plan assets, which include pension trust funds managed by certain life insurance companies, investment advisory companies and trust banks, consisted of interest-earning deposits at banks, Japanese government bonds, other debt securities and marketable equity securities issued by domestic and foreign entities. Pension assets managed by insurance companies are included in pooled investment portfolios.

In accordance with the provisions of SFAS No. 87, the MTFG Group has recorded an additional minimum liability representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liabilities previously recorded. A corresponding amount is recognized as an intangible asset to the extent of unrecognized net obligation at transition and prior service costs, with the remaining balance recorded as a separate reduction of shareholders' equity, net of income taxes.

In accordance with BTM's, Mitsubishi Trust's and certain domestic subsidiaries' employment practices, certain early-terminated employees are entitled to special lump-sum termination benefits. The amounts charged to operations for such early termination benefits for the years ended March 31, 2001, 2002 and 2003 were (Yen)10,386 million, (Yen)9,914 million and (Yen)14,150 million, respectively.

For the year ended March 31, 2001, Mitsubishi Trust firstly prepared its financial statements in accordance with US GAAP. In the course of the compilation, Mitsubishi Trust management concluded that it is not feasible to obtain the actuarial information necessary to implement SFAS No. 87 as of the effective date specified in the standard, which was the fiscal year ended March 31, 1990 for Mitsubishi Trust. Accordingly, Mitsubishi Trust assumed that it adopted SFAS No. 87 as of April 1, 1995 for the purpose of the consolidated financial statements. The net obligation at transition was (Yen)33,577 million and the estimated remaining service period is 17.5 years at the date of adoption. Six years passed between the effective date and the assumed adoption date. Mitsubishi Trust recorded (Yen)11,512 million of the net transition obligation directly to equity and is amortizing the remaining portion of the obligation over the 11.5 years.

In accordance with amendments to the relevant welfare pension legislation, BTM amended its contributory defined benefit pension plans to change the age of commencement of lifetime annuity payments from 60 to 65 in January 2002, which was reflected in the consolidated financial statements for the year ended March 31, 2003 because of BTM's measurement date of December 31, 2001. Furthermore, in November 2002, BTM amended its pension plan to reduce employee pension benefits by amounts ranging from 7% to 20%, which will be payable to employees who retire on or after April 1, 2003. The effect of the negative amendments was a decrease in (Yen)44,027 million of the projected benefit obligation. Mitsubishi Securities, one of BTM's securities subsidiaries, amended its pension plan to change the lifetime annuity payments to limited period annuity payments. The amendment resulted in a decrease of (Yen)3,447 million of the projected benefit obligation.

During the years ended March 31, 2002 and 2003, BTM and Mitsubishi Trust entered into retirement benefit trust agreements with a domestic trust bank and contributed marketable equity securities at fair value of (Yen)133,158 million and (Yen)24,612 million, respectively, to the trusts designated to pay benefits for their severance indemnities plans and contributory pension plans. The contributions were accounted for as sales with an aggregate gain of (Yen)26,225 million and a loss of (Yen)1,175 million, respectively, recognized for the years then ended. Such contributions were accounted for as sales because the transfer met the sale accounting criteria of SFAS No. 140, and the securities placed into the trust were qualified as plan assets as defined by SFAS No. 87.

Foreign Offices and Subsidiaries

Foreign offices and subsidiaries also have defined contribution plans and/or defined benefit plans, which in the aggregate are not considered significant. The cost of such plans charged to operations for the years ended

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

March 31, 2001, 2002 and 2003 were (Yen)5,688 million, (Yen)5,682 million and
(Yen)7,140 million, respectively, including (Yen)2,678 million, (Yen)2,584 million and (Yen)3,487 million, respectively, for defined contribution plans.

Foreign offices and subsidiaries have postemployment and/or postretirement plans for eligible employees and retirees. The costs charged to operations for the years ended March 31, 2001, 2002 and 2003 were (Yen)1,136 million,
(Yen)1,373 million and (Yen)1,962 million, respectively.

Certain of the MTFG's subsidiaries in the United States of America maintain employees' retirement plans, which are qualified retirement plans covering substantially all of the employees of such subsidiaries. The plans are non-contributory defined benefit plans, which provide benefit upon retirement based on years of service and average compensation. The plans are funded on a current basis in compliance with the requirement of the Employee Retirement Income Security Act of the United States of America. These subsidiaries also provide certain post employment benefits and postretirement benefits other than pensions for employees. Plan assets are generally invested in U.S. government securities, corporate bonds and mutual funds.

Net periodic cost of the employees' retirement and other benefit plans of certain offices and subsidiaries in the United States of America for the years ended March 31, 2001, 2002 and 2003 included the following components:

                                                                               2001         2002         2003
                                                                           -----------  -----------  -----------
                                                                                       (in millions)
Service cost--benefits earned during the year............................. (Yen) 3,016  (Yen) 3,521  (Yen) 4,492
Interest costs on projected benefit obligation............................       5,163        6,317        7,550
Expected return on plan assets............................................      (5,980)      (7,462)      (9,167)
Amortization of unrecognized net obligation at transition.................         403          233          455
Amortization of unrecognized prior service cost...........................         (26)         (30)         (31)
Amortization of net actuarial loss........................................          28          378          722
Loss on curtailment.......................................................         661           --           --
Gain on settlement........................................................         (31)          --           --
                                                                           -----------  -----------  -----------
Net periodic benefit cost................................................. (Yen) 3,234  (Yen) 2,957  (Yen) 4,021
                                                                           ===========  ===========  ===========
Weighted-average assumptions used:
   Discount rates in determining expense..................................        7.71%        7.53%        7.30%
   Discount rates in determining benefit obligation.......................        7.53         7.30         6.79
   Rates of increase in future compensation level for determining expense.        5.00         5.00         4.89
   Rates of increase in future compensation level for determining benefit
     obligation...........................................................        5.00         4.89         4.90
   Expected rates of return on plan assets................................        8.35         8.30         8.35

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The following table sets forth the funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2002 and 2003 for the employees' retirement and other benefit plans of certain offices and subsidiaries in the United States of America:

                                                                          2002          2003
                                                                      ------------  ------------
                                                                             (in millions)
Change in benefit obligation:
 Benefit obligation at beginning of year............................. (Yen) 80,144  (Yen)107,916
   Service cost......................................................        3,521         4,492
   Interest cost.....................................................        6,317         7,550
   Plan participants' contributions..................................          168           202
   Amendments........................................................           --        (1,071)
   Actuarial loss....................................................        8,422        15,836
   Benefits paid.....................................................       (3,912)       (4,678)
   Translation adjustments...........................................       13,256       (10,796)
                                                                      ------------  ------------
 Benefit obligation at end of year...................................      107,916       119,451
                                                                      ------------  ------------
Change in plan assets:
 Fair value of plan assets at beginning of year......................       80,577        94,787
   Actual return (negative return) on plan assets....................       (3,749)       (9,015)
   Employer contributions............................................        9,427        24,154
   Plan participants' contributions..................................          168           202
   Benefits paid.....................................................       (3,882)       (4,577)
   Translation adjustments...........................................       12,246        (9,103)
                                                                      ------------  ------------
 Fair value of plan assets at end of year............................       94,787        96,448
                                                                      ------------  ------------
 Projected benefit obligation in excess of plan assets at end of year      (13,129)      (23,003)
   Unrecognized net actuarial loss...................................       17,486        47,866
   Unrecognized prior service cost...................................           62           156
   Unrecognized net obligation at transition.........................        5,443         3,343
                                                                      ------------  ------------
     Net amount recognized........................................... (Yen)  9,862  (Yen) 28,362
                                                                      ============  ============
Amounts recognized in the balance sheets:
   Prepaid pension cost.............................................. (Yen) 13,211  (Yen) 30,645
   Accrued pension liability.........................................       (2,887)       (3,375)
   Intangible assets.................................................           26            15
   Accumulated other changes in equity from nonowner sources.........         (488)        1,077
                                                                      ------------  ------------
     Net amount recognized........................................... (Yen)  9,862  (Yen) 28,362
                                                                      ============  ============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

17.   OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2002 and 2003 were as follows:

                                                                                        2002           2003
                                                                                   -------------- --------------
                                                                                           (in millions)
Other assets:
   Accounts receivable:
       Receivables from brokers, dealers and customers for securities transactions............................................................. (Yen)  499,588 (Yen)  445,617
       Other......................................................................        332,403        227,669
   Investments in affiliated companies............................................         95,421         60,814
   Other real estate owned........................................................         11,724          7,337
   Other..........................................................................        600,937        988,601
                                                                                   -------------- --------------
          Total................................................................... (Yen)1,540,073 (Yen)1,730,038
                                                                                   ============== ==============
Other liabilities:
   Accounts payable:
       Payables to brokers, dealers and customers for securities transactions..... (Yen)1,255,434 (Yen)  706,899
       Other......................................................................        407,185        471,274
   Deferred tax liabilities.......................................................         61,478         60,866
   Allowance for off-balance-sheet credit instruments.............................        102,629         83,274
   Accrued pension liability......................................................        254,955        330,942
   Minority interest..............................................................        210,503        338,728
   Accrued and other liabilities..................................................        416,877        580,520
   Guarantees and indemnifications................................................         13,277         17,680
                                                                                   -------------- --------------
          Total................................................................... (Yen)2,722,338 (Yen)2,590,183
                                                                                   ============== ==============

At March 31, 2002 and 2003, the valuation allowance to write down the carrying amounts of other real estate owned to their estimated fair value less estimated cost to sell was (Yen)11,195 million and (Yen)5,814 million, respectively. The valuation allowance decreased by (Yen)56,190 million, (Yen)26,461 million and
(Yen)5,381 million, respectively, during the years ended March 31, 2001, 2002 and 2003.

Investments in affiliated companies, which are accounted for using the equity method, include marketable equity securities carried at (Yen)68,341 million and
(Yen)11,743 million, respectively, at March 31, 2002 and 2003. Corresponding aggregated market values were (Yen)71,680 million and (Yen)17,975 million, respectively.

18.  PREFERRED STOCK

At March 31, 2003, MTFG was authorized to issue 81,400 shares of Class 1 Preferred Stock, 100,000 shares of Class 2 Preferred Stock, 120,000 shares of Class 3 Preferred Stock and 120,000 shares of Class 4, without par value.

All classes of preferred stock are non-voting and have equal preference over MTFG's common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of MTFG. They are all non-cumulative and non-participating for dividend payments. Shareholders of Class 1, Class 2, Class 3 and Class 4 Preferred Stock receive a liquidation distribution at (Yen)3,000 thousand, (Yen)2,000 thousand, (Yen)2,500 thousand and (Yen)2,500 thousand per share, respectively, and do not have the right to participate in any further liquidation distributions.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Class 1 Preferred Stock

Class 1 Preferred Stock is redeemable at the option of MTFG. An annual dividend of (Yen)82,500 per share and redemption terms, including a redemption price, are stipulated by the Articles of Incorporation.

On January 21, 1999, BTM issued 81,400 thousand shares of Class 1 preferred stock at (Yen)3,000 per share ((Yen)244,200 million in the aggregate). On April 2, 2001, MTFG issued 81,400 shares of Class 1 Preferred Stock in exchange for Class 1 preferred stock of BTM at an exchange ratio of one share of MTFG's Class 1 Preferred Stock for each 1,000 shares of BTM Class 1 preferred stock.

MTFG may redeem shares of Class 1 Preferred Stock at (Yen)3,000 thousand per share, in whole or in part, on or after January 21, 2004.

Class 2 Preferred Stock

Class 2 Preferred Stock is convertible into common stock at the option of the shareholders during a conversion period. The conversion is mandatorily required on the date immediately following the closing date of the conversion period. An annual dividend of (Yen)16,200 per share and conversion terms, including the conversion period, are stipulated by the Articles of Incorporation.

On March 31, 1999, Mitsubishi Trust issued 100,000 thousand shares of Class 1 preferred stock at (Yen)2,000 per share ((Yen)200,000 million in the aggregate). On April 2, 2001, MTFG issued 100,000 shares of Class 2 Preferred Stock in exchange for Class 1 preferred stock of Mitsubishi Trust on exchange ratio of one share of MTFG's Class 2 Preferred Stock for each 1,000 shares of Mitsubishi Trust's Class 1 preferred stock.

At the option of the shareholders, Class 2 Preferred Stock is convertible into common stock during the period from July 31, 2003 to July 31, 2008 at the conversion price of (Yen)1,357,559.2 per share. The conversion price will be reset annually on August 1 of each year from 2003 through 2007 to reflect, with certain adjustments, as defined, the average market closing price of the common stock of MTFG traded on the Tokyo Stock Exchange for the 30 business days starting from the 45th business day prior to the date of reset of the conversion price. The conversion price will not exceed the initial conversion price of (Yen)1,357,559.2 nor be below (Yen)696,898.5 unless certain events or circumstance, as defined, arise after the issuance of Class 2 Preferred Stock shares.

Class 2 Preferred Stock shares which are not converted at the option of the shareholders will be mandatorily converted into common stock on August 1, 2008, at the conversion price determined based on the average market closing price of the common stock traded on the Tokyo Stock Exchange for the 30 business days starting from the 45th business day prior to the date of mandatory conversion. In the event the average market closing price is below (Yen)714,285.0, the conversion price will be (Yen)714,285.0.

During the year ended at March 31, 2003, MTFG has issued 489,694 of new shares of common stock at the price of (Yen)475,000 per share. As a result of the issuance of new shares of common stock, the initial conversion price of Class 2 Preferred Stock has been adjusted from (Yen)1,391,428.0 to (Yen)1,357,559.2, and the upper limit and the lower limit of the conversion price that will be revised annually has been adjusted from (Yen)1,391,428.0 to (Yen)1,357,559.2 and from (Yen)714,285.0 to (Yen)696,898.5, respectively.

On July 10, 2003, MTFG announced that, pursuant to the terms and conditions of Class 2 Preferred Stock provided in the Articles of Incorporation, the conversion price of the Class 2 Preferred Stock has been reset from
(Yen)1,357,559.2 to (Yen)696,898.5 reflecting low average market price of common stock during the period before July 10, 2003. The reset conversion price is effective on and after August 1, 2003.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

For the year ended March 31, 2003, Class 2 Preferred Stock was determined as dilutive securities and was included in the computation of the diluted earnings per common share.

Class 3 Preferred Stock

Class 3 Preferred Stock is redeemable at the option of MTFG. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed (Yen)250,000 per share), and redemption terms, including a redemption price. No shares of the Class 3 Preferred Stock were issued and outstanding at March 31, 2002 and 2003.

Class 4 Preferred Stock

Class 4 Preferred Stock is convertible into common stock at the option of preferred stock shareholders during the conversion period. The conversion is mandatorily required on the date immediately following the closing date of the conversion period. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed (Yen)125,000 per share), and conversion terms, including the conversion period. No shares of the Class 4 Preferred Stock were issued and outstanding at March 31, 2002 and 2003.

MTFG may, at any time, repurchase and retire, at fair value, any Classes of Preferred Stocks out of earnings available for distribution to the shareholders.

19.  COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the years ended March 31, 2001, 2002 and 2003 were as follows:

                                                                       2001      2002      2003
                                                                     --------- --------- ---------
                                                                               (shares)
Balance at beginning of year........................................ 5,587,068 5,587,068 5,742,468
Issuance of new shares of common stock..............................        --        --   489,694
Issuance of new shares of common stock in exchange for the shares of
  NTB...............................................................        --   155,400        --
                                                                     --------- --------- ---------
Balance at end of year.............................................. 5,587,068 5,742,468 6,232,162
                                                                     ========= ========= =========

Under the Code, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account ("legal capital surplus") for the remaining amounts.

The Code permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a "stock split," as defined in the Code (see
Note 1). Also, the Code prior to April 1, 1991 permitted Japanese companies to issue free share distributions. BTM and Mitsubishi Trust from time to time made free share distributions. These free distributions usually were from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders' record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTM and Mitsubishi Trust at March 31, 2003, would have increased capital accounts by
(Yen)1,910,106 million with a corresponding decrease in unappropriated retained earnings. MTFG did not issue shares in the form of "stock split" in each of three years in the period ended March 31, 2003.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The Code permits, upon approval of the Board of Directors, the transfer of amounts from the legal capital surplus to the capital stock account.

The Code, as amended effective on October 1, 2001 (the "Code Amendments") permits Japanese companies to effect purchases of their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as its treasury shares indefinitely regardless of any purpose. However, the Code requires the amount of treasury stock purchased be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to the public offering of shares for subscription. Prior to the amendment, in principle, reacquisition of treasury shares was prohibited with the exception of reacquisition for retirement and certain limited purposes, as specified by the Code. Any treasury shares were required to be disposed of shortly.

Parent Company Shares Held by a Subsidiary Bank

At March 31, 2003, BTM owned shares of common stock of MTFG. Such shares are included in treasury stock in the accompanying consolidated balance sheets and deducted from MTFG's shareholders' equity. For the year ended March 31, 2003, MTFG shares held by BTM were written down for tax purposes. The tax consequence of such write-down was treated as a capital transaction and credited to capital surplus.

20.  RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

In addition to the Code, Japanese banks, including BTM and Mitsubishi Trust, are required to comply with the Banking Law of Japan (the "Banking Law").

Legal Reserve Set Aside as Appropriation of Retained Earnings and Legal Capital Surplus

Under the Code

Effective October 1, 2001, the Code Amendments provide that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Code.

Prior to the Code Amendments, the Code provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of common stock. The retained earnings so appropriated may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to capital stock by resolution of the Board of Directors.

Under the Banking Law

In line with the Code Amendments, on June 29, 2001, amendments to the Banking Law (the "Banking Law Amendments") were promulgated and became effective on October 1, 2001. The Banking Law Amendments provide that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Code.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Prior to the Banking Law Amendments, the Banking Law provided that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 100% of stated capital as defined in the Code. The retained earnings so appropriated may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to capital stock by resolution of the Board of Directors.

Transfer of Legal Reserve

Under the Code Amendments

Effective October 1, 2001, under the Code Amendments, Japanese companies, including MTFG, are permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 25% of stated capital as defined in the Code, which were formerly permitted only to reduce deficit and to transfer to stated capital as defined in the Code.

Under the Banking Law Amendments

Effective October 1, 2001, under the Banking Law Amendments, Japanese banks, including BTM and Mitsubishi Trust, are permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Code.

The Code permits the transfer, upon approval of the shareholders, of a portion of unappropriated retained earnings available for dividends to stated capital as defined in the Code.

Unappropriated Retained Earnings and Dividends

Under the Code, the amount available for dividends is based on the amount recorded in the MTFG's general books of account maintained in accordance with accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements but not recorded in MTFG's general books of account as explained in Note 1 have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for legal reserve as described above, the Code and the Banking Law impose certain limitations on the amount available for dividends. Under the Banking Law, MTFG, BTM and Mitsubishi Trust have to meet the minimum capital adequacy requirements and distributions of the retained earnings of MTFG, BTM and Mitsubishi Trust, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purpose.

MTFG was established on April 2, 2001 with common stock of (Yen)924,400 million, preferred stock of (Yen)222,100 million, legal capital surplus of
(Yen)2,838,693 million and no retained earnings in accordance with the Code and accounting principles generally accepted in Japan. None of the retained earnings recorded in MTFG's general books of account, prepared in accordance with accounting principles generally accepted in Japan, as of March 31, 2002 ((Yen)67,541 million, exclusive of the amounts to be appropriated for legal reserves and gross unrealized gains on fair valuation of assets, as defined, if any), is restricted by such limitations under the Code or by the Banking Law as described above.

MTFG's amount available for dividends, as of March 31, 2003, is (Yen)643,009 million, which is based on the amount recorded in MTFG's general books of account under generally accepted accounting principles in

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Japan. MTFG's amount available for dividends increased by (Yen)575,468 million compared with (Yen)67,541 million as of March 31, 2002. The increase in retained earnings is primarily because MTFG transferred (Yen)600,000 million of legal capital surplus to unrestricted capital surplus pursuant to the resolution by the shareholders at the general meeting, which is permitted by the Code Amendment and the Banking Law Amendment described above.

Annual dividends, including those for preferred stock, are approved by the shareholders at an annual general meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semi-annual interim dividend payment may be made by resolution of the Board of Directors, subject to limitations imposed by the Code and the Banking Law.

In the accompanying consolidated statements of shareholders' equity, dividends and appropriations to legal reserve shown for each year represent dividends approved and paid during the year and the related appropriation to legal reserve.

21.  REGULATORY CAPITAL REQUIREMENTS

Japan

MTFG, BTM and Mitsubishi Trust are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which they operate. Failure to meet minimum capital requirements will initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on MTFG's consolidated financial statements.

In Japan, MTFG, BTM, and Mitsubishi Trust are subject to regulatory capital requirements administered by the FSA in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with foreign offices conducting international operations, as defined, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations.

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, the minimum target capital ratio of 8.0% is required. The capital adequacy guidelines adopt the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements and involve quantitative credit measures of the assets and certain off-balance-sheet items as calculated under accounting principles generally accepted in Japan. The MTFG Group's proprietary assets do not include trust assets under management and administration in a capacity of agent or fiduciary and, accordingly trust account assets are generally not included in the capital measure. However, guarantees for trust principals are counted as off-balance-sheet items requiring for a capital charge in accordance with the capital adequacy guidelines. Also, a banking institution engaged in certain qualified trading activities, as defined, is required to calculate an additional capital charge for market risk using either the institution's own internal risk measurement model or a standardized process proposed and defined by the Bank for International Settlements. Capital is classified into

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES three tiers, referred to as Tier I, Tier II and Tier III. Tier I generally consists of shareholders' equity (including common stock, preferred stock, capital surplus, minority interests and retained earnings) less any recorded goodwill. Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to some limitations, up to 50% of Tier I capital. Preferred stocks are includable in Tier I capital unless the preferred stocks have fixed maturity, in which case, such preferred stocks will be components of Tier II capital. Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital ratio must be maintained in the form of Tier I capital.

If a banking institution is not engaged in international operations conducted by foreign offices, it is subject to the other set of capital adequacy requirements with a minimum target capital ratio of 4.0%. Such guidelines incorporate measures of risk under the risk-weighted approach similar to the guidelines applicable to banking institutions with international operations. Qualifying capital is classified into Tier I and Tier II capital.

The Banking Law and related regulations require that one of three categories be assigned to banks and bank holding companies, based on its risk-adjusted capital adequacy ratio if the bank fails to meet the minimum target capital adequacy ratio. These categories indicate capital deterioration, which may be subject to certain prompt corrective action by the FSA.

MTFG, BTM and Mitsubishi Trust have international operations conducted by foreign offices, as defined, and are subject to the 8.0% capital adequacy requirement. For the purpose of calculating the additional charge for market risk, MTFG, BTM and Mitsubishi Trust have adopted the internal risk measurement model approach for general market risk calculations.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The risk-adjusted capital amounts and ratios of MTFG, BTM and Mitsubishi Trust presented in the following table are based on amounts calculated in accordance with accounting principles generally accepted in Japan as required by the FSA.

                                                                                For capital
                                                             Actual          adequacy purposes
                                                      --------------------  -------------------
                                                          Amount     Ratio      Amount     Ratio
                                                      -------------- -----  -------------- -----
                                                           (in millions except percentages)
Consolidated:
   At March 31, 2002:
       Total capital (to risk-weighted assets):
          MTFG....................................... (Yen)6,220,529 10.30% (Yen)4,826,869 8.00%
          BTM........................................      5,010,273 10.29       3,892,627 8.00
          Mitsubishi Trust...........................      1,309,224 10.83         966,824 8.00
       Tier I capital (to risk-weighted assets):
          MTFG.......................................      3,181,174  5.27       2,413,435 4.00
          BTM........................................      2,556,677  5.25       1,946,313 4.00
          Mitsubishi Trust...........................        753,834  6.23         483,412 4.00
   At March 31, 2003:
       Total capital (to risk-weighted assets):
          MTFG....................................... (Yen)5,968,401 10.84% (Yen)4,403,971 8.00%
          BTM........................................      4,687,703 10.43       3,592,242 8.00
          Mitsubishi Trust...........................      1,237,273 12.00         824,583 8.00
       Tier I capital (to risk-weighted assets):
          MTFG.......................................      3,128,681  5.68       2,201,985 4.00
          BTM........................................      2,400,251  5.34       1,796,121 4.00
          Mitsubishi Trust...........................        686,719  6.66         412,291 4.00
Stand-alone:
   At March 31, 2002:
       Total capital (to risk-weighted assets):
          BTM........................................ (Yen)4,360,606 10.37% (Yen)3,363,679 8.00%
          Mitsubishi Trust...........................      1,298,313 10.90         952,869 8.00
       Tier I capital (to risk-weighted assets):
          BTM........................................      2,182,853  5.19       1,681,839 4.00
          Mitsubishi Trust...........................        744,493  6.25         476,434 4.00
   At March 31, 2003:
       Total capital (to risk-weighted assets):
          BTM........................................ (Yen)3,979,265 10.24% (Yen)3,107,780 8.00%
          Mitsubishi Trust...........................      1,242,201 11.23         884,313 8.00
       Tier I capital (to risk-weighted assets):
          BTM........................................      1,991,981  5.12       1,553,890 4.00
          Mitsubishi Trust...........................        681,916  6.16         442,157 4.00

The MTFG Group has securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Securities and Exchange Law and related ordinance require securities firms to maintain a minimum capital ratio of 120% calculated by as a percentage of capital accounts less certain fixed assets, as determined in accordance with accounting principles generally accepted in Japan, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a suspension of all or part of the business for a period of time and cancellation of a license.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Management believes, as of March 31, 2003, that MTFG, BTM, Mitsubishi Trust and other regulated securities subsidiaries meet all capital adequacy requirements to which they are subject.

United States of America

In the United States of America, Union BanCal Corporation ("UNBC") and its banking subsidiary Union Bank of California, N.A. ("UBOC"), BTM's largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, UNBC and UBOC must meet specific capital guidelines that involve quantitative measures of UNBC's and UBOC's assets, liabilities, and certain off-balance-sheet items as calculated under U.S. regulatory accounting practices. UNBC's and UBOC's capital amounts and UBOC's prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require UNBC and UBOC to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to quarterly average assets (as defined).

UNBC's and the UBOC's actual capital amounts and ratios are presented as follows:

                                                                         For capital
                                                            Actual       adequacy purposes
                                                         ------------    ----------------
                                                         Amount   Ratio  Amount    Ratio
                                                         ------   -----  ------    -----
                                                         (in millions, except percentages)
UNBC:
   At December 31, 2001:
       Total capital (to risk-weighted assets).......... $4,260   13.35% $2,553    8.00%
       Tier I capital (to risk-weighted assets).........  3,661   11.47   1,276    4.00
       Tier I capital (to quarterly average assets).....  3,661   10.53   1,390    4.00
   At December 31, 2002:
       Total capital (to risk-weighted assets)..........  4,241   12.93   2,625    8.00
       Tier I capital (to risk-weighted assets).........  3,667   11.18   1,312    4.00
       Tier I capital (to quarterly average assets).....  3,667    9.75   1,504    4.00

                                                                                          Ratios OCC
                                                                       For capital       requires to be
                                                            Actual     adequacy purposes "well capitalized"
                                                         ------------  ----------------  -----------------
                                                         Amount Ratio  Amount    Ratio   Amount    Ratio
                                                         ------ -----  ------    -----   ------    -----
                                                            (in millions, except percentages)
UBOC:
   At December 31, 2001:
       Total capital (to risk-weighted assets).......... $3,811 12.19% $2,502    8.00%   $3,127    10.00%
       Tier I capital (to risk-weighted assets).........  3,323 10.63   1,251    4.00     1,876     6.00
       Tier I capital (to quarterly average assets).....  3,323  9.69   1,371    4.00     1,714     5.00
   At December 31, 2002:
       Total capital (to risk-weighted assets)..........  3,819 11.87   2,573    8.00     3,216    10.00
       Tier I capital (to risk-weighted assets).........  3,335 10.37   1,286    4.00     1,930     6.00
       Tier I capital (to quarterly average assets).....  3,335  9.01   1,481    4.00     1,851     5.00

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Management believes, as of December 31, 2002, that UNBC and UBOC met all capital adequacy requirements to which they are subject.

As of December 31, 2001 and 2002, the most recent notification from the U.S. Office of the Comptroller of the Currency ("OCC") categorized UBOC as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," UBOC must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed UBOC's category.

22.  EARNINGS (LOSS) PER COMMON SHARE

Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic earnings (loss) per common share to the adjusted amounts for the computation of diluted earnings (loss) per common share for the years ended March 31, 2001, 2002 and 2003 were as follows:

                                                                                      2001             2002            2003
                                                                                ---------------  ---------------  --------------
                                                                                                  (in millions)
Income (Numerator):
Net income (loss) before cumulative effect of a change in accounting principle. (Yen)   (59,174) (Yen)  (222,401) (Yen)  203,820
Cumulative effect of a change in accounting principle..........................              --            5,867            (532)
                                                                                ---------------  ---------------  --------------
Net income (loss)..............................................................         (59,174)        (216,534)        203,288
Income available to preferred shareholders.....................................          (8,336)          (4,168)        (12,504)
                                                                                ---------------  ---------------  --------------
Income (loss) available to common shareholders................................. (Yen)   (67,510) (Yen)  (220,702) (Yen)  190,784
                                                                                ===============  ===============  ==============
Effect of dilutive securities:
Convertible preferred stock (Class 2).......................................... (Yen)        --  (Yen)        --  (Yen)    2,430
3% Exchangeable Guaranteed Notes redeemed on November 30, 2002.................              --               --         (10,660)
                                                                                ---------------  ---------------  --------------
Income (loss) available to common shareholders and assumed conversions......... (Yen)   (67,510) (Yen)  (220,702) (Yen)  182,554
                                                                                ===============  ===============  ==============

                                                                                      2001             2002            2003
                                                                                ---------------  ---------------  --------------
                                                                                              (thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding.....................................           5,500            5,555           5,617
Effect of dilutive securities:
Convertible preferred stock (Class 2)..........................................              --               --             147
3% Exchangeable Guaranteed Notes redeemed on November 30, 2002.................              --               --              99
                                                                                ---------------  ---------------  --------------
Weighted average common shares for diluted computation.........................           5,500            5,555           5,863
                                                                                ===============  ===============  ==============

                                                                                      2001             2002            2003
                                                                                ---------------  ---------------  --------------
                                                                                                    (in yen)
Amounts per share:
Basic earnings (loss) per common share:
  Income (loss) available to common shareholders before cumulative effect of a change in accounting principle.............................................. (Yen)(12,274.55) (Yen)(40,789.57) (Yen)34,058.11
  Cumulative effect of a change in accounting principle........................              --         1,056.25          (94.71)
                                                                                ---------------  ---------------  --------------
  Net income (loss) available to common shareholders........................... (Yen)(12,274.55) (Yen)(39,733.32) (Yen)33,963.40
                                                                                ===============  ===============  ==============
Diluted earnings (loss) per common share:
  Income (loss) available to common shareholders before cumulative effect of a change in accounting principle.............................................. (Yen)(12,274.55) (Yen)(40,789.57) (Yen)31,228.45
  Cumulative effect of a change in accounting principle........................              --         1,056.25          (90.74)
                                                                                ---------------  ---------------  --------------
  Net income (loss) available to common shareholders........................... (Yen)(12,274.55) (Yen)(39,733.32) (Yen)31,137.71
                                                                                ===============  ===============  ==============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The weighted average number of common shares outstanding during each year is appropriately adjusted to give retroactive effect to the free distribution of shares made to shareholders, if any, and the stock-for-stock exchanges in connection with the business combination, as described in Note 2. Accordingly, the number of common shares and per-share amounts set forth above are hypothetical and do not reflect actual amounts recorded in the historical financial statements of BTM and Mitsubishi Trust.

For the year ended March 31, 2001 1 3/4% Convertible Bonds due 2002, 3% Exchangeable Guaranteed Notes due 2002, Exchangeable undated bonds, 2 1/2% Convertible Bonds due 2001, 3 1/4% Convertible Bonds due 2003 and Class 2 Preferred Stock could have potentially diluted earnings per common share in the future, and for the year ended March 31, 2002, 3% Exchangeable Guaranteed Notes due 2002 and Class 2 Preferred Stock could have potentially diluted earnings per common share in the future. These potentially dilutive common shares were not included in the computation of earnings per common share--assuming dilution for the years ended March 31, 2001 and 2002 due to their antidilutive effects. For the year ended March 31, 2003, Class 2 Preferred Stock that could potentially dilute earnings per common share in the future and 3% Exchangeable Guaranteed Notes due 2002 that had been redeemed in November 2002 were included in the computation of earnings per common share.

In computing the number of the dilutive potential common shares of the year ended March 31,2003, Class 2 Preferred Stock has been based on the conversion price as of year-end (i.e., (Yen)1,357,559.2).

MTFG has reset the conversion price from (Yen)1,357,559.2 to (Yen)696,898.5 as described in Note 18. Based on the reset conversion price of (Yen)696,898.5, for the year ended March 31, 2003, the effect of dilutive convertible preferred stock (Class 2) would be 287 thousand shares and weighted average common shares for diluted computation would be 6,003 thousand shares. Based on the reset conversion price, in each column of diluted earnings (loss) per common share, income (loss) before cumulative effect of a change in accounting principle, cumulative effect of a change in accounting principle, and net income (loss) for the year ended March 31, 2003 would be (Yen)30,501.84, (Yen)(88.63) and
(Yen)30,413.21, respectively.

23.  DERIVATIVE FINANCIAL INSTRUMENTS

The MTFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. The MTFG Group is a party to derivatives, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rate, foreign currency, equity and commodity prices, and credit risk associated with counterparty's nonperformance of transactions.

Market risk is the possibility that future changes in market indices make the financial instruments less valuable. Credit risk is the possibility that a loss may result from a counterparty's failure to perform according to the terms and conditions of the contract, which may exceed the value of underlying collateral. To reduce credit risk, the MTFG Group may require collateral or guaranties based on a case-by-case assessment of creditworthiness of each customer and evaluation of the instrument. The MTFG Group also uses master netting agreements in order to mitigate overall counterparty credit risk.

Trading Activities

The MTFG Group's trading activities include dealing and other activities measured at fair value with gains and losses recognized currently in earnings. As part of its trading activities, the MTFG Group offers a variety of derivative financial instruments and debt instruments for managing interest rate and foreign exchange risk to its

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES domestic and foreign corporate and financial institution customers. The MTFG Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account.

Risk Management Activities

As part of risk management activities, the MTFG Group uses certain derivative financial instruments to manage its interest rate and currency exposures. The MTFG Group maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The MTFG Group's goal is to manage interest rate sensitivity so that movements in interest rates do not adversely affect net interest income. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this unrealized appreciation or depreciation. Interest income and interest expense on hedged variable-rate assets and liabilities, respectively, increase or decrease as a result of interest rate fluctuations. Gains and losses on the derivative instruments that are linked to these hedged assets and liabilities are expected to substantially offset this variability in earnings.

The MTFG Group enters into interest rate swaps and other contracts as part of its interest rate risk management strategy primarily to alter the interest rate sensitivity of its loans, investment securities and deposit liabilities. The MTFG Group's principal objectives in risk management include asset and liability management. Asset and liability management is viewed as one of the methods for the MTFG Group to manage its interest rate exposures on interest-bearing assets and liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the MTFG Group to effectively manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. The MTFG Group enters into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance-sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

The risk management activities reduce the MTFG Group's risk exposures economically, however, derivatives used for the risk management activities often fail to meet certain conditions to qualify for hedge accounting and the MTFG Group accounts for such derivatives as trading positions.

For the years ended March 31, 2002 and 2003, except for derivative transactions conducted by certain foreign subsidiaries, the MTFG Group accounts for derivatives held for risk management purposes as trading positions and measured them at fair value.

Embedded Derivatives

Derivative features embedded in other non-derivative host contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contract and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it is qualified as a hedge. The carrying amount is reported on the consolidated balance sheet with the host contract. The MTFG Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contracts at fair value.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

UnionBanCal Corporation

UNBC adopts hedging strategies and uses some types of derivatives to achieve cash flow hedge and fair value hedge accounting for certain transactions.

Cash Flow Hedges

UNBC engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., the US dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument is identical. Cash flow hedging strategies include the utilization of purchased floors, caps, corridor options and interest rate swaps. The maximum length of time over which UNBC is hedging this exposure is 6.75 years.

UNBC uses purchased interest rate floors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payments received under the floor contracts offset the decline in interest income on loans caused by the relevant LIBOR index falling below the floor's strike rate.

UNBC uses interest rate floor corridors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Net payments to be received under the floor corridor contracts offset the decline in interest income on loans caused by the relevant LIBOR index falling below the corridor's upper strike rate, but only to the extent the index falls to the lower strike rate. The corridor will not provide protection from declines in the relevant LIBOR index to the extent it falls below the corridor's lower strike rate.

UNBC uses interest rate swaps to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payment to be received (or paid) under the swap contracts will offset the fluctuations in interest income on loans caused by changes in the relevant LIBOR index. As such, these instruments hedge all fluctuations in the loans' interest income caused by changes in the relevant LIBOR index.

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate negotiable certificates of deposit ("CDs"). In these hedging relationships, UNBC hedges the LIBOR component of the CD rates, which is either 3-month LIBOR or 6-month LIBOR, based on the CD's original term to maturity, which reflects their repricing frequency. Net payments to be received under the cap contracts offset the increase in interest expense caused by the relevant LIBOR index rising above the cap's strike rate.

Hedging transactions are structured at inception so that the notional amounts of the hedging instruments are matched with an equal principal amount of loans or CDs, the index and repricing frequencies of the hedging instruments matches those of the loans or CDs, and the period in which the designated hedged cash flows occur is equal to the term of the hedging instruments. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset date on the hedging instruments versus those of the loans or CDs. During 2002, UNBC recognized a net gain of US$0.4 million due to ineffectiveness, which is recognized in Non-interest expense, compared to a net gain of US$0.5 million during 2001.

For cash flow hedges, based upon amounts included in accumulated other changes in equity from nonowner sources at March 31, 2003, the MTFG Group expects to recognize a gross increase of (Yen)9.5 billion in net interest income for the year ending March 31, 2004. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2003.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Fair Value Hedge

UNBC engages in an interest rate hedging strategy in which an interest rate swap is associated with a specific interest bearing liability, Mandatorily Redeemable Preferred Securities of Subsidiary Grantor Trust ("Trust Preferred Securities"), in order to essentially convert a portion of the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, the US dollar LIBOR.

Fair value hedging transactions are structured at inception so that the notional amounts of the swap match an associated principal amount of the Trust Preferred Securities. The interest payment dates, the expiration date, and the embedded call option of the swap match those of the Trust Preferred Securities.

The ineffectiveness in fair value hedges during 2002 resulted in a net gain of US$0.6 million compared to a net loss of US$0.1 million during 2001.

UNBC engages in an interest rate hedging strategy in which an interest rate swap is associated with a specified interest bearing liability, five-year, medium-term debt issuance, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, the US dollar LIBOR.

The fair value hedging transaction for the medium-term notes was structured at inception to mirror all of the provisions of the medium-term notes, which allows UNBC to assume that no ineffectiveness exists.

24.  OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The MTFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance-sheet credit-related supports and similar instruments, in order to meet the customers' financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2003. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate such maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The MTFG Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management's credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MTFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes unfunded commitments of (Yen)70.9 billion, which are participated out to third parties. Contractual or notional amounts summarized in the following table may not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

                                                     Maximum
                                                   potential/
                                                   Contractual               Amount by expiration period
                                                       or      -------------------------------------------------------
                                                    Notional    Less than     1-2        2-3        3-5       Over 5
                                                     amount      1 year      years      years      years      years
                                                   ----------- ----------- ---------- ---------- ---------- ----------
                                                                              (in billions)
Standby letters of credit and financial guarantees (Yen) 4,021 (Yen) 1,655 (Yen)  235 (Yen)  297 (Yen)  399 (Yen)1,435
Performance guarantees............................       1,092         742        151         85         62         52
Liquidity facilities..............................       1,361       1,361         --         --         --         --
Derivative instruments............................      29,054      23,839      1,359      1,228      1,954        674
Guarantees for the repayment of trust principal...       2,411         531        740        567        379        194
Liabilities of trust accounts.....................       3,078       2,819          7          2          9        241
Others............................................           2           2         --         --         --         --
                                                   ----------- ----------- ---------- ---------- ---------- ----------
Total............................................. (Yen)41,019 (Yen)30,949 (Yen)2,492 (Yen)2,179 (Yen)2,803 (Yen)2,596
                                                   =========== =========== ========== ========== ========== ==========

Nature of guarantee contracts

Standby letters of credit and financial guarantees generally include an obligation of an issuer or a designated third party to guarantee the performance of the customer to the beneficiary under the terms of contracts such as lending contracts and other similar financial transactions. The MTFG Group is required to make payments to the guaranteed parties in the events that the customers fail to fulfill the obligations under the contracts. The guarantees whose contractual maturities are over 5 years are mainly comprised of guarantees of housing loans.

Performance guarantees are the contracts that contingently require the MTFG Group to make payments to the guaranteed party based on another party's failure to perform under an obligating agreement, except financial obligation. For example, performance guarantees include guarantees of completion of construction projects.

Liquidity facilities may include a provision of guarantees of collection of contractual cash flows under an asset securitization structure, involving variable interest entities. Such guarantee provisions protect beneficiary of assets securitization from negative returns relating to shortfalls of cash collections on the underlying assets held by the securitization vehicle. See
Note 25 for additional information on the MTFG Group's operations regarding variable interest entities.

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in FIN No. 45 include certain written options and credit default swaps. In order for the MTFG Group to determine if those derivative instruments meet the definition of guarantees as prescribed in FIN No. 45, the MTFG Group has to track whether the counterparties are actually exposed to the losses that will result from the adverse change in the underlyings. Accordingly, the MTFG Group has disclosed information on all credit default swaps and certain written options that have possibilities to meet the definition of guarantees as prescribed in FIN No. 45, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Guarantees for the repayment of trust principal includes guarantees which the MTFG Group provides for the repayment of principal of certain types of trust products, including certain jointly operated designated money in trusts and loan trusts. The MTFG Group manages and administers trust assets in a capacity of agent or fiduciary on behalf of its customers and trust assets are segregated from the own assets of the MTFG Group, who keeps records for the trust activities separately. The MTFG Group, in principle, does not assume any risks associated with the trust assets under management, however, as permitted by applicable laws, the MTFG Group provides guarantees for the repayment of principal of such trust products. At March 31, 2002 and 2003, the contract amounts of such guarantees for repayment of trust principal were (Yen)3,441 billion and (Yen)2,411 billion, respectively. The accounting methods used for the segregated records of trust activities are different from financial accounting principles and practices. However, the MTFG Group follows an approach similar to those used for its own assets to identify an impairment of an asset included in the trusts with guaranteed principal, with inherent variations peculiar to trust accounting. Amounts of loans deemed to be impaired are written off directly and are charged to the trust account profits earned during the trust accounting period. Write-downs of securities are also directly charged to the trust account profits. The amounts of trust assets written-off in the segregated records were (Yen)11,213 million and (Yen)5,740 million, respectively, for the years ended March 31, 2002 and 2003. These amounts of write-offs were reflected in the segregated records as deductions before net profits earned by trust accounts for the accounting period. In addition, part of trust account profits are set aside as a reserve to absorb losses in the trust asset portfolios in the segregated records in accordance with relevant legislation concerning trust business and/or trust agreement. Statutory reserve for loan trusts are established at a rate of 4.0% of the trust fees up to the amounts of 0.5% of the trust principal in accordance with the legislation. Reserves for jointly operated designated money in trusts are established at a rate of 0.3% of the balance of loans and other assets in the trust account assets in accordance with the related trust agreement. The amounts of such reserves set aside in the segregated records were (Yen)13,998 million and
(Yen)9,427 million, respectively, at March 31, 2002 and 2003. The MTFG Group is required to provide an allowance for off-balance-sheet instruments on such guarantees in the financial statements only when aggregate losses on trust assets are judged to exceed the reserve and the profit earned by the trust account, and the principal is deemed to be impaired. Management believes that the reserve is sufficient to absorb probable losses inherent in the trust asset portfolios and that the MTFG Group will not incur any losses on the guarantees.

Liabilities of trust accounts represent the trustee's potential responsibility for temporary payments of liabilities of trust accounts. A trust may incur external liabilities to finance its activities and obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account, a trustee's responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account has insufficient liquidity available for such liabilities. At March 31, 2003, there were liabilities of (Yen)3,078 billion in the segregated records of trust accounts for which the MTFG Group may be responsible, principally including obligations to return collateral under security lending transactions. The MTFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are covered by the corresponding trust account assets and principals. The MTFG Group continuously monitors the liabilities of trust accounts and assesses the trust account's ability to perform its obligations to prevent any unfavorable outcomes. The MTFG Group will claim its recourse for its temporary payments against the beneficiaries. Also, certain agreements have provisions limiting the MTFG Group's responsibility as a trustee to the trust account assets.

Others include contingent consideration agreements and security lending indemnifications. Contingent consideration agreements provide guarantees on additional payments to acquired insurance agencies' shareholders based on the agencies' future performance in excess of established revenue and/or earnings before interest, taxes, depreciation and amortization thresholds. Security lending indemnifications are the indemnifications for institutional customers of securities lending transactions against counterparty default. All lending transactions are collateralized, primarily by cash.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Carrying amount

At March 31, 2003, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above are (Yen)211,058 million, which are included in Other liabilities and Trading account liabilities. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of (Yen)62,840 million related to these transactions.

Other Off-Balance-Sheet Instruments

In addition to obligations under guarantees set forth above, the MTFG Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments contain lending-related commitments, including commitments to extend credit and commercial letters of credit that the MTFG Group provides to meet the financing needs of its customers. Once the MTFG Group issues these financial instruments, the MTFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31,2003, approximately 84% of these commitments will expire within one year, 15% from one year to five years and 1% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2002 and 2003.

                                                2002        2003
                                             ----------- -----------
                                                  (in billions)
            Commitments to extend credit.... (Yen)29,367 (Yen)25,591
            Commercial letters of credit....         378         387
            Resale and repurchase agreements         677         631
            Securities lending transactions.         451          83
            Commitments to make investments.          40          46

Commitments to extend credit, which generally have fixed expiration dates or other termination clauses, are legally binding agreements to lend to customers. Commitments are different from guarantees in that the commitments are generally revocable or have provisions that enable the MTFG Group to avoid payments in the event of violations of any conditions of the contracts and certain deterioration of the potential borrowers' financial condition. Commitments to extend credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

Commercial letters of credit, used for facilitating trade transactions, are generally secured by underlying goods. The MTFG Group continually monitors the type and amount of collateral and other security, and requires counterparties to provide additional collateral or guarantors as necessary.

Repurchase and resale transactions are collateralized financing agreements. In a sale of securities or other financial instruments with agreement to repurchase them, the MTFG Group sells securities or other financial instruments at a stated price to a counterparty and agrees to repurchase identical financial instruments from the same counterparty at a later date at the predetermined price which reflect the principal amount and interest. In a purchase of securities or other financial instruments with agreement to resale them, the MTFG Group receives securities or other financial instruments for a stated price from a counterparty and agrees to sell them to the same counterparty at a later date at the predetermined price reflecting the principal amount and interest. When certain conditions specified in SFAS No.140 are met, the MTFG Group accounts for resale agreements as purchase of financial instruments with related off-balance-sheet forward resale commitments and repurchase agreements as sale of financial instruments with related off-balance-sheet forward repurchase agreements. The MTFG Group

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES bears the off-balance-sheet risk related to the forward resale and repurchase commitments, including credit risk and market risk.

Securities lending transactions involve the lending of securities borrowed from other financial institutions or customers' securities held in custody to third party borrowers. The MTFG Group generally obtains collateral from borrowers, including cash and securities, with similar fair value. The MTFG Group follows strict levels of collateralization governed by daily mark-to-market analyses and a review of the creditworthiness of borrowers to control exposure to credit losses resulting from a reduction in the underlying collateral value and nonperformance by borrowers.

Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the MTFG Group has significant variable interests, are described in
Note 25.

Concentration of Credit Risk

Although the MTFG Group's portfolio of financial instruments, including on-balance-sheet instruments, is widely diversified along industry and geographic lines, a significant portion of the transactions with off-balance-sheet risk are entered into with other financial institutions.

25.  VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued FIN No. 46, which provides new consolidation accounting guidance for an enterprise involved with a variable interest entity. The variable interest entity is defined as an entity whose total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support or whose equity holders lack some typical characteristics of a controlling financial interest. Variable interests in a variable interest entity are defined as contractual, ownership, or other pecuniary interests in the entity that change with changes in the entity's net asset value. A primary beneficiary is an enterprise that has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. FIN No. 46 requires a primary beneficiary to consolidate the variable interest entity. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, the provisions of FIN No. 46 become effective for the MTFG Group during the year ending March 31, 2004.

In the normal course of its business, the MTFG Group is a party to various entities which may be deemed to be variable interest entities such as commercial paper conduits, various investment funds, special purpose entities created for asset-back financing, and trusts.

The MTFG Group administers several third-party owned, multi-seller finance companies (commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. Assets purchased by these conduits are generally funded by issuing commercial paper, or partly by borrowings from the MTFG Group. While customers basically continue to service the transferred trade receivables and absorb the first losses of the conduits by providing collateral in the form of excess assets in typical cases, the MTFG Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity facilities to the entities, which may function as second loss enhancement.

In accordance with FIN No. 46, the MTFG Group consolidated two commercial paper conduits created after January 31, 2003 in its fiscal year ended March 31, 2003. At March 31, 2003, MTFG held all the commercial paper issued by these conduits with total assets and liabilities amounting to (Yen)45.1 billion. All of the conduits'

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES assets are collateral for the commercial paper and are classified as loans and securities in the consolidated balance sheet of the MTFG Group.

The transition provision of FIN No. 46 requires certain disclosure about variable interest entities created before February 1, 2003. Although the MTFG Group is in the process of evaluating the impact of FIN No. 46, it is reasonably possible that FIN No. 46 will require consolidation or additional disclosures related to, the variable interest entities described below.

Commercial Paper Conduits

At March 31, 2003, total assets of the commercial paper conduits created before February 1, 2003 were (Yen)3,182.7 billion and the MTFG Group's maximum exposure to loss as a result of its involvement with the conduits was approximately (Yen)2,522.1 billion, which is computed as the total exposure to the entity including liquidity facilities, loans, and commercial papers held by the MTFG Group.

Investment Funds

The MTFG Group holds investments in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decision and administer the funds.

At March 31, 2003, total assets of these funds were approximately (Yen)3,346.0 billion, while the MTFG Group's investments in these funds were (Yen)420.1 billion. In addition, the MTFG Group has committed to make additional contributions of up to (Yen)16.2 billion to certain investment funds. Total of these represents the MTFG Group's maximum exposure to loss as a result of its involvement with these funds.

Special Purpose Entities Created for Asset Back Financing

The MTFG Group extends non-recourse asset-backed loans to special purpose entities which hold beneficial interests in real properties to provide financing of special purpose projects including real estate development and natural resource development managed by third parties. The MTFG Group generally acts as a member of a group of lenders in many cases and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners of is sufficient level to absorb expected losses. Expected returns to the owners are arranged to be the most significant among all returns. Accordingly, the MTFG expects that most of these entities will ultimately be determined not to be variable interest entities.

However, in transactions with entities whose capital is exceptionally thin and the MTFG Group's share of financing is dominant, the MTFG Group may ultimately be required to consolidate such variable interest entities. At March 31, 2003, the MTFG Group's maximum exposure to loss was (Yen)13.2 billion, consisting primarily of non-recourse, asset-backed loans to such entities with total assets of (Yen)24.4 billion.

Trust Products

The MTFG Group offers a variety of trust products and manages and administers a wide range of trust arrangements including securities investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. In a typical trust arrangement, the MTFG Group manages and

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES administers the assets on behalf of the customers in an agency, fiduciary and trust capacity. In principle, the MTFG Group does not assume risks associated with the entrusted assets, which are borne by the customers, although in limited cases the MTFG Group may assume risks through guarantees or certain protections as provided in the trust agreement. For most trust arrangements, expected returns and losses to be received and assumed by the customers depend on the performance and operations of the trusts. Generally, the expected returns are larger than the fees received by the MTFG Group. Accordingly, the MTFG Group expects that it will not ultimately be determined to be the primary beneficiary or that its interests in a trust arrangement will not become significant in most cases.

The MTFG Group has consolidated certain special purpose entities, which may be variable interest entities, under current accounting guidance. At March 31, 2003, total assets of such consolidated entities were immaterial. As the MTFG Group is still in the process of assessing and analyzing the impact of the adoption of FIN No. 46 for existing and future arrangements and interests in various entities, additional entities may be identified that will need to be consolidated or disclosed by the MTFG Group.

26.  COMMITMENTS AND CONTINGENT LIABILITIES

The MTFG Group leases certain office space and equipment under noncancelable agreements expiring through the year 2015.

Future minimum rental commitments for noncancelable leases at March 31, 2003 were as follows:

                                                Capitalized   Operating
                                                  leases       leases
                                                -----------  ------------
                                                      (in millions)
       Year ending March 31:
          2004................................. (Yen)11,874  (Yen) 22,195
          2005.................................      12,124        20,330
          2006.................................      10,116        18,618
          2007.................................       7,546        11,100
          2008.................................       4,801         9,349
          2009 and thereafter..................       5,146        33,402
                                                -----------  ------------
              Total minimum lease payments.....      51,607  (Yen)114,994
                                                             ============
       Amount representing interest............      (2,424)
                                                -----------
       Present value of minimum lease payments. (Yen)49,183
                                                ===========

Total rental expense for the years ended March 31, 2001, 2002 and 2003 was
(Yen)46,545 million, (Yen)47,610 million and (Yen)52,641million, respectively.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The MTFG Group is involved in various litigation matters. In the opinion of management, the MTFG Group's liabilities, if any, when ultimately determined will not have a material adverse effect on the MTFG Group's results of operations and financial position.

27.  FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the years ended March 31, 2001, 2002 and 2003 were as follows:

                                                               2001         2002         2003
                                                           ------------ ------------ ------------
                                                                       (in millions)
Trust fees................................................ (Yen)114,604 (Yen)123,645 (Yen)103,803
Fees on funds transfer and service charges for collections       60,038       60,910       61,093
Fees and Commissions on international business............       51,354       53,469       54,537
Fees and Commissions on credit card business..............       47,852       51,005       63,681
Service charges on deposits...............................       22,672       29,791       34,626
Other fees and commissions................................      162,883      173,044      210,368
                                                           ------------ ------------ ------------
   Total.................................................. (Yen)459,403 (Yen)491,864 (Yen)528,108
                                                           ============ ============ ============

28.  BUSINESS SEGMENTS

MTFG conducts its business through its principal subsidiaries, BTM and Mitsubishi Trust, which have been granted substantial autonomy in conducting their business, and, therefore, management currently recognizes each of BTM and Mitsubishi Trust as a principal business segment of the MTFG Group.

The business segment information of BTM and its subsidiaries ("BTM Group") and Mitsubishi Trust and its subsidiaries ("Mitsubishi Trust Group"), set forth below, is derived from the internal management reporting system used by management to measure the performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP along with internal management accounting rules and practices. Accordingly, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments' total operating profits of BTM Group and Mitsubishi Trust Group with income (loss) before income tax expense (benefit) and cumulative effect of a change in accounting principle under US GAAP.

See Note 29 for financial information relating to the MTFG Group's operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statements.

BTM Group

BTM Group was organized based on a business unit system during the year ended March 31, 2003 as follows:

..   The Retail Banking business unit provides banking products and services to individual customers in Japan.

..   The Commercial Banking business unit provides banking products and services to large corporations and some small and medium-sized companies.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

..   The Global Corporate Banking business unit provides banking services to large Japanese corporations and their overseas operations as well as non-Japanese corporations who do business on a global basis, excluding UNBC's customers.

..   The Investment Banking business unit provides advisory and other services related to mergers and acquisitions, securities services of BTM, syndicated loans, project financing, derivatives and securitization and other investment banking activities.

..   The Asset Management business unit provides asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan.

..   The UNBC business unit includes BTM's subsidiaries in California,
    UnionBanCal Corporation and Union Bank of California, N.A.

..   The Operations Services unit provides operations and settlement services to
    BTM Group's other business units, including settlement and foreign exchange.

..   The Treasury unit conducts BTM Group's asset and liability management and liquidity management.

For the years ended March 31, 2001 and 2002, BTM's securities subsidiaries were included in the investment banking business unit. In response to the incorporation of Mitsubishi Securities into which these securities subsidiaries were merged on September 1, 2002, BTM began measuring the results of Mitsubishi Securities separately from its investment banking business unit in the latter half of the year ended March 31, 2003. Accordingly, BTM presented Mitsubishi Securities as a separate operating segment for the year ended March 31, 2003. Presentation for prior years has been reclassified to conform to the presentation for the fiscal year ended March 31, 2003.

Mitsubishi Securities segment includes Mitsubishi Securities and its subsidiaries that provide a broad range of retail and corporate securities services and products including retail brokerage, securitization, M&A advisory and derivatives.

Further, after the incorporation of Mitsubishi Securities, BTM transferred part of the investment banking business, including securitization, M&A advisory and derivatives, to Mitsubishi Securities from its investment banking business unit. This transfer did not significantly affect the current year results of the investment banking business unit or Mitsubishi Securities. It is not practicable to restate the previous years' information based on the current year's presentation or to recast the current year's information based on the previous years' presentation to reflect this transfer.

In May 2003, BTM integrated the investment banking business unit and asset management business unit into one business unit under the name of investment banking and asset management business unit. Since this integration of business units was made subsequent to March 31, 2003, BTM did not reclassify the business segment information for the years ended March 31, 2001, 2002 and 2003 to reflect such integration.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The financial performances of BTM Group's major business units and Mitsubishi Securities, derived from the internal management reporting system, are summarized below. Management does not use information on segments' total assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, business segments' information on total assets is not available.

                                                     Global
                           Retail      Commercial   Corporate    Investment      Asset                   Operations
                           Banking      Banking      Banking      Banking      Management       UNBC      Services
                         ------------ ------------ ------------ ------------  ------------  ------------ -----------
                                                            (in millions)
Year ended March 31,
 2001:
 Net revenue:
   BTM:
    Net interest
     income............. (Yen)197,587 (Yen)215,171 (Yen)133,659 (Yen) (1,934) (Yen) (4,443) (Yen)     -- (Yen) 1,380
    Net fees............       19,716       39,652       60,478       27,833         6,440            --       3,572
    Other...............       11,872       22,803       22,612       22,253        (2,255)           --       1,380
   BTM's subsidiaries...       72,276        9,047       53,850       25,838         9,046       256,225      16,040
                         ------------ ------------ ------------ ------------  ------------  ------------ -----------
     Total..............      301,451      286,673      270,599       73,990         8,788       256,225      22,372
 Operating expenses.....      231,343      130,453      124,491       49,968        12,737       131,869      18,107
                         ------------ ------------ ------------ ------------  ------------  ------------ -----------
 Operating profit (loss) (Yen) 70,108 (Yen)156,220 (Yen)146,108 (Yen) 24,022  (Yen) (3,949) (Yen)124,356 (Yen) 4,265
                         ============ ============ ============ ============  ============  ============ ===========
Year ended March 31,
 2002:
 Net revenue:
   BTM:
    Net interest
     income............. (Yen)176,297 (Yen)216,041 (Yen)136,872 (Yen)  3,941  (Yen)   (361) (Yen)     -- (Yen)   867
    Net fees............       23,314       43,631       68,365       31,492         5,274            --       3,988
    Other...............       10,737       26,723       18,956       26,748        (4,915)           --       1,137
   BTM's subsidiaries...       72,787       11,342       57,887       39,573         8,943       295,898      15,458
                         ------------ ------------ ------------ ------------  ------------  ------------ -----------
     Total..............      283,135      297,737      282,080      101,754         8,941       295,898      21,450
 Operating expenses.....      230,602      126,834      134,559       50,585        13,884       163,641      17,635
                         ------------ ------------ ------------ ------------  ------------  ------------ -----------
 Operating profit (loss) (Yen) 52,533 (Yen)170,903 (Yen)147,521 (Yen) 51,169  (Yen) (4,943) (Yen)132,257 (Yen) 3,815
                         ============ ============ ============ ============  ============  ============ ===========
Year ended March 31,
 2003:
 Net revenue:
   BTM:
    Net interest
     income............. (Yen)165,407 (Yen)196,033 (Yen)125,811 (Yen)  6,082  (Yen)    (24) (Yen)     -- (Yen)   733
    Net fees............       29,383       46,250       65,040       28,080         3,912            --       3,716
    Other...............       12,645       31,337       24,273       31,100       (14,572)           --         841
   BTM's subsidiaries...       72,534       12,964       47,787       29,465         7,772       275,834      14,569
                         ------------ ------------ ------------ ------------  ------------  ------------ -----------
     Total..............      279,969      286,584      262,911       94,727        (2,912)      275,834      19,859
 Operating expenses.....      211,695      126,995      129,945       46,176        16,524       161,585      16,937
                         ------------ ------------ ------------ ------------  ------------  ------------ -----------
 Operating profit (loss) (Yen) 68,274 (Yen)159,589 (Yen)132,966 (Yen) 48,551  (Yen)(19,436) (Yen)114,249 (Yen) 2,922
                         ============ ============ ============ ============  ============  ============ ===========

                                        Mitsubishi
                           Treasury     Securities       Other*         Total
                         ------------  ------------  -------------  --------------
                                             (in millions)
Year ended March 31,
 2001:
 Net revenue:
   BTM:
    Net interest
     income............. (Yen) 60,507  (Yen)     --  (Yen) (42,988) (Yen)  558,939
    Net fees............       (2,924)           --        (35,577)        119,190
    Other...............       46,047            --         43,014         167,726
   BTM's subsidiaries...        1,500        20,303          8,432         472,557
                         ------------  ------------  -------------  --------------
     Total..............      105,130        20,303        (27,119)      1,318,412
 Operating expenses.....       23,211        22,144        146,766         891,089
                         ------------  ------------  -------------  --------------
 Operating profit (loss) (Yen) 81,919  (Yen) (1,841) (Yen)(173,885) (Yen)  427,323
                         ============  ============  =============  ==============
Year ended March 31,
 2002:
 Net revenue:
   BTM:
    Net interest
     income............. (Yen)152,008  (Yen)     --  (Yen) (21,416) (Yen)  664,249
    Net fees............       (5,009)           --        (40,522)        130,533
    Other...............       57,811            --         (4,960)        132,237
   BTM's subsidiaries...        2,265        12,784          8,571         525,508
                         ------------  ------------  -------------  --------------
     Total..............      207,075        12,784        (58,327)      1,452,527
 Operating expenses.....       28,370        21,992         57,001         845,103
                         ------------  ------------  -------------  --------------
 Operating profit (loss) (Yen)178,705  (Yen) (9,208) (Yen)(115,328) (Yen)  607,424
                         ============  ============  =============  ==============
Year ended March 31,
 2003:
 Net revenue:
   BTM:
    Net interest
     income............. (Yen)180,127  (Yen)     --  (Yen) (49,935) (Yen)  624,234
    Net fees............       (6,222)           --        (37,185)        132,974
    Other...............      111,863            --         (6,972)        190,515
   BTM's subsidiaries...        2,068        55,060          6,022         524,075
                         ------------  ------------  -------------  --------------
     Total..............      287,836        55,060        (88,070)      1,471,798
 Operating expenses.....       26,712        65,928         80,008         882,505
                         ------------  ------------  -------------  --------------
 Operating profit (loss) (Yen)261,124  (Yen)(10,868) (Yen)(168,078) (Yen)  589,293
                         ============  ============  =============  ==============

--------
* Other includes the Systems Services unit, the eBusiness & IT Initiatives unit, and the Corporate Center and eliminates overlapping allocation.

Management measures performance of each business unit by "operating profit," which includes profits or losses of BTM's subsidiaries. Financial information of each of BTM's subsidiaries is assigned to only one business unit, based on its major products or services provided and its major type of customers. "Operating profit" is a defined term in BTM's regulatory reporting to the FSA.

"Net revenue" above includes net interest income, net fees (that is, fees and commissions received, net of fees paid and other related expenses), and other gains, such as net trading gains, net foreign exchange gains, and net gains from sales of debt investment securities measured under Japanese GAAP. Interest income and expenses between business units are determined using an internal transfer pricing system, based on current market rates.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

"Operating expenses" include salaries and employee benefits, occupancy and certain other non-interest expenses. In determining operating profit, BTM Group does not assign to each business unit certain income and expense items such as specific provisions for loan loss reserve, equity investment securities gains or losses, minority interest in earnings or losses of BTM's subsidiaries, equity in earnings or losses of BTM's affiliated companies, goodwill amortization and impairment, net gains or losses from disposition of premises and equipment, and other certain non-interest income and expense items.

Frequently, the business units work together in connection with providing services to customers. In accordance with BTM Group's internal management accounting policies, BTM Group does not apportion the net revenue relating to a particular transaction among the participating business units. Instead, BTM Group assigns the total amount of net revenue relating to each of these transactions to each participating business unit. As a result, some items of net revenue are recorded as part of the operating results of more than one business unit. Any overlapping allocations are eliminated in the "Other" column. The following is the summary of the aggregate amounts of this overlapping allocation of net revenue for the business units for the years ended March 31, 2001, 2002 and 2003.

                                                Global                 Total
                           Retail  Commercial  Corporate    Asset      amount
                           Banking  Banking     Banking   Management eliminated
                           ------- ---------- ----------- ---------- -----------
                                               (in millions)
Year ended March 31, 2001:
  Investment banking...... (Yen) 3 (Yen)5,606 (Yen)28,005  (Yen)538  (Yen)34,152
Year ended March 31, 2002:
  Investment banking......      --      7,837      30,157        --       37,994
Year ended March 31, 2003:
  Investment banking......      --      9,722      28,709        --       38,431

On April 2, 2001, NTB became a wholly owned subsidiary of MTFG and has been excluded from BTM's consolidation. On October 1, 2001, NTB and TTB merged with and into Mitsubishi Trust and, accordingly, BTM's segment internal management reports do not include the financial performance of NTB and TTB subsequent to the merger. Their post-merger financial performance is reflected in Mitsubishi Trust's segment information. BTM's segment information for the year ended March 31, 2001 has been restated to reflect the exclusion of NTB and TTB from its consolidation. NTB's operation principally includes pension trust services, securities operations, real estate services, property management services, and stock transfer agency services. TTB's principal business includes securities lending transactions, asset securitizations and other financial securities. The following is a summary of financial performance of NTB and TTB for the year ended March 31, 2001 and six months ended September 30, 2001, derived from the internal management systems of these banks without any adjustments.

                                     Year ended    Six months ended
                                   March 31, 2001 September 30, 2001
                                   -------------- ------------------
                                             (in millions)
           Net revenue............  (Yen)37,020      (Yen)12,100
           Operating expenses.....       20,210           14,341
                                    -----------      -----------
           Operating profit (loss)  (Yen)16,810      (Yen)(2,241)
                                    ===========      ===========

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Mitsubishi Trust Group

Effective April 1, 2001, Mitsubishi Trust reorganized its business group structure and redefined functions and activities performed by each of its operating groups; Trust-Banking, Trust Assets, Real Estate and Global Markets. In addition, Mitsubishi Trust includes the financial performance of subsidiaries in its internal management reporting for year ended March 31, 2002. Due to the merger of NTB and TTB with and into Mitsubishi Trust on October 1, 2001, only the financial performance of NTB and TTB for the second half of the year ended March 31, 2002 and the year ended March 31, 2003 are reflected in Mitsubishi Trust's business segment information.

Principal business activities of each operating group are as follows:

..   The Trust-Banking business group provides retail banking and trust services, corporate financing services and stock transfer agent services

..   The Trust Assets business group provides asset management and administration services

..   The Real Estate business group provides brokerage, securitization, appraisal, advisory and other real estate services

..   The Global Markets business group provides various financial operations including banking, money markets and capital markets operations, securities investments, custody operations and asset management.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The financial performance of the Mitsubishi Trust Group's business groups, derived from the internal management reporting system, is summarized below. Business segment information for the year ended March 31, 2001 has been restated to reflect changes in group structure and inclusion of subsidiary information discussed above. However, it is not practicable to restate business segment information for the year ended March 31, 2001 to reflect the effect of merger of NTB and TTB because the differences in the policy and process of compiling and summarizing segment information between Mitsubishi Trust and NTB and TTB have made impractical the precise and reasonable allocation of financial performance of NTB and TTB to each of the Mitsubishi Trust's business groups. Management does not use information on segments' total assets to allocate resources and assess performance, and has not prepared information on segment assets. Accordingly, business segments' information on total assets is not available.

                                                            Trust-       Trust        Real        Global
                                                            Banking      Assets      Estate       Markets       Other*
                                                          ------------ ----------- ----------- ------------  -----------
                                                                                          (in millions)
Year ended March 31, 2001:
    Mitsubishi Trust:
    Net revenue:
       Net interest income............................... (Yen) 75,848 (Yen)    -- (Yen)    -- (Yen) 59,255  (Yen)15,069
       Fees on jointly operated designated money in
        trusts...........................................       19,163          --          --       32,415       14,612
       Other fees........................................       19,380      49,904      12,004          287           --
       Other.............................................          213          --          --        9,140          350
                                                          ------------ ----------- ----------- ------------  -----------
          Total..........................................      114,604      49,904      12,004      101,097       30,031
    Operating expenses...................................       67,654      26,796       6,316       16,587       27,212
    Mitsubishi Trust's subsidiaries......................           --          --          --           --        3,003
                                                          ------------ ----------- ----------- ------------  -----------
    Operating profit..................................... (Yen) 46,950 (Yen)23,108 (Yen) 5,688 (Yen) 84,510  (Yen) 5,822
                                                          ============ =========== =========== ============  ===========
Year ended March 31, 2002:
    Mitsubishi Trust:
    Net revenue:
       Net interest income............................... (Yen) 72,706 (Yen)    -- (Yen)    -- (Yen) 96,072  (Yen)10,711
       Fees on jointly operated designated money in
        trusts...........................................       16,563          --          --       27,910       17,016
       Other fees........................................       27,017      54,334      11,683       (3,306)          --
       Other.............................................          105          --          --      (14,768)         (50)
                                                          ------------ ----------- ----------- ------------  -----------
       Total.............................................      116,391      54,334      11,683      105,908       27,677
    Operating expenses...................................       69,139      33,249       8,083       17,858       31,421
    Mitsubishi Trust's subsidiaries......................           --          --          --           --         (293)
                                                          ------------ ----------- ----------- ------------  -----------
    Operating profit (loss).............................. (Yen) 47,252 (Yen)21,085 (Yen) 3,600 (Yen) 88,050  (Yen)(4,037)
                                                          ============ =========== =========== ============  ===========
Year ended March 31, 2003:
    Mitsubishi Trust:
    Net revenue:
       Net interest income............................... (Yen) 79,025 (Yen)    -- (Yen)    -- (Yen)108,988  (Yen) 6,180
       Fees on jointly operated designated money in
        trusts...........................................       10,382          --          --       21,971       16,463
       Other fees........................................       30,708      37,986      16,720       (5,012)          --
       Other.............................................           31          --          --       11,301         (117)
                                                          ------------ ----------- ----------- ------------  -----------
          Total..........................................      120,146      37,986      16,720      137,248       22,526
    Operating expenses...................................       73,456      27,986       9,710       17,684       27,377
    Mitsubishi Trust's subsidiaries......................           --          --          --           --        4,738
                                                          ------------ ----------- ----------- ------------  -----------
    Operating profit (loss).............................. (Yen) 46,690 (Yen)10,000 (Yen) 7,010 (Yen)119,564  (Yen)  (113)
                                                          ============ =========== =========== ============  ===========

                                                              Total
                                                          ------------
                                                          (in millions)
Year ended March 31, 2001:
    Mitsubishi Trust:
    Net revenue:
       Net interest income............................... (Yen)150,172
       Fees on jointly operated designated money in
        trusts...........................................       66,190
       Other fees........................................       81,575
       Other.............................................        9,703
                                                          ------------
          Total..........................................      307,640
    Operating expenses...................................      144,565
    Mitsubishi Trust's subsidiaries......................        3,003
                                                          ------------
    Operating profit..................................... (Yen)166,078
                                                          ============
Year ended March 31, 2002:
    Mitsubishi Trust:
    Net revenue:
       Net interest income............................... (Yen)179,489
       Fees on jointly operated designated money in
        trusts...........................................       61,489
       Other fees........................................       89,728
       Other.............................................      (14,713)
                                                          ------------
       Total.............................................      315,993
    Operating expenses...................................      159,750
    Mitsubishi Trust's subsidiaries......................         (293)
                                                          ------------
    Operating profit (loss).............................. (Yen)155,950
                                                          ============
Year ended March 31, 2003:
    Mitsubishi Trust:
    Net revenue:
       Net interest income............................... (Yen)194,193
       Fees on jointly operated designated money in
        trusts...........................................       48,816
       Other fees........................................       80,402
       Other.............................................       11,215
                                                          ------------
          Total..........................................      334,626
    Operating expenses...................................      156,213
    Mitsubishi Trust's subsidiaries......................        4,738
                                                          ------------
    Operating profit (loss).............................. (Yen)183,151
                                                          ============

--------
* Other includes certain divisions of the corporate headquarters (e.g., personnel and planning) and adjustments.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Management measures performance of each business group by "operating profit." "Operating profit" is a defined term in Mitsubishi Trust's regulatory reporting to the FSA. The financial performance of subsidiaries are measured by ordinary profit or loss derived from the financial statements of Mitsubishi Trust's subsidiaries. Because of limited significance of subsidiary operations, Mitsubishi Trust does not assign the subsidiary financial performances to business groups but manages them on an aggregate basis.

"Net revenue" above includes net interest income, net fees (that is, fees and commissions received, net of fees paid and other related expenses), and other gains, such as net trading gains, net foreign exchange gains, and net gains from sales of investment debt securities measured under Japanese GAAP. "Operating expenses" include salaries and employee benefits, occupancy and certain other non-interest expenses. In determining operating profit, the Mitsubishi Trust Group does not assign to each business group certain income and expense items such as provisions for loan loss reserve, equity investment securities gains or losses, minority interest in earnings or losses of Mitsubishi Trust's subsidiaries, equity in earnings or losses of Mitsubishi Trust's affiliated companies, goodwill amortization and impairment, net gains or losses from disposition of premises and equipment, and other certain non-interest income and expense items.

"Fees on jointly operated designated money in trusts" include trust fees, accounted for on a cash basis, which are associated with loan trusts and other types of jointly operated designated money in trusts, including certain money trusts with guarantee for the repayment of principal. The amounts assigned to the Trust-Banking business group are fees associated with the return on lending activities and the amounts assigned to the Global Markets business group are fees resulting from the management of investment securities included in the trust accounts. Amounts of write-downs for trust assets recorded within each trust account, which eventually reduce the trust fees to be recognized in Mitsubishi Trust's financial statements, are excluded from the business group's performance measure on jointly operated designated money in trusts, and the fee amounts are before provision for credit losses on individual trust assets. Such credit losses, recognized within each trust account, are shown in the reconciliations of the business segments' total operating profit to income or loss before income tax expense or benefit and cumulative effect of a change in accounting principle. Fees on such trusts are determined at the end of respective accounting periods of individual trust accounts and Mitsubishi Trust recognizes such fees, on a cash basis, in its Japanese GAAP financial statements. For measuring the performance of the Trust-Banking and Global Markets business groups, Mitsubishi Trust focuses on the results of performance during the term corresponding to the fiscal period. Since the trust accounting periods do not necessarily correspond with Mitsubishi Trust's fiscal period, fee amounts shown in the Japanese GAAP financial statements would not meet the objective of management reporting without certain adjustments. Accordingly, Mitsubishi Trust allocates amounts to the business group to show the fee amounts that would have been earned, on an accrual basis, if each trust accounting period has corresponded with Mitsubishi Trust's fiscal period.

"Other fees" include trust fees other than fees on certain jointly operated designated money in trusts, such as retirement benefit trusts and securities-related trust, including specified money trust and independently operated designated money in trust, and fiduciary and custodial services related to asset management and administration. Fees and commissions on securitizations, stock transfer agency services and real estate business are also included in this line.

"Net revenue" included in the "Other" column includes interest and dividends on certain investment securities held for relationship management. "Fees on jointly operated designated money in trusts" under " Other" include the amounts representing the recoveries of trust assets previously written off and reversal of the statutory reserve, both of which are accounted for as a reduction of the trust fees. Also, included in the amounts under "Other" are the adjustments for the amounts of the Trust-Banking business group based on Mitsubishi Trust's fiscal period to the segments' total amounts, which are determined, based on the accounting periods of the trust accounts.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Reconciliation

As set forth above, the measurement bases and the income and expenses items covered are very different between the internal management reporting system and the accompanying consolidated statements of operations. Therefore, it is impracticable to present reconciliations of the business segments' total information, other than operating profit, to corresponding items in the accompanying consolidated statements of operations.

Reconciliations of the total amounts of total operating profits of BTM Group and Mitsubishi Trust Group under the internal management reporting system for the years ended March 31, 2001, 2002 and 2003 above to income (loss) before income tax expense (benefit) and cumulative effect of a change in accounting principle shown on the consolidated statements of operations are as follows:

                                                                                          2001       2002       2003
                                                                                       ---------  ---------  ---------
                                                                                                (in billions)
Operating profit:
   BTM Group.......................................................................... (Yen) 427  (Yen) 607  (Yen) 589
   Mitsubishi Trust Group.............................................................       166        156        183
                                                                                       ---------  ---------  ---------
       Total..........................................................................       593        763        772
   Trust fees adjusted for credit losses of trust assets..............................       (37)       (19)        (8)
   Provision for credit losses........................................................      (688)      (580)      (404)
   Trading account profits............................................................        96         12         47
   Equity investment securities gains (losses)--net...................................       169        (23)      (270)
   Debt investment securities gains--net..............................................        16         21        162
   Foreign exchange gains (losses)--net...............................................       (73)      (275)        84
   Losses on other real estate owned..................................................       (16)        (6)        --
   Goodwill amortization..............................................................        (4)        (8)        --
   Minority interest..................................................................       (20)       (22)        (1)
   Other--net.........................................................................       (32)      (187)      (135)
                                                                                       ---------  ---------  ---------
Income (loss) before income tax expense (benefit) and cumulative effect of a change in
  accounting principle................................................................ (Yen)   4  (Yen)(324) (Yen) 247
                                                                                       =========  =========  =========

29.  FOREIGN ACTIVITIES

Foreign operations include the business conducted by overseas offices, as well as international business conducted from domestic offices, principally several international banking-related divisions of BTM's and Mitsubishi Trust's Head Office in Tokyo, and involve various transactions with debtors and customers residing outside Japan. Close integration of the MTFG Group's foreign and domestic activities makes precise estimates of the amounts of assets, liabilities, income and expenses attributable to foreign operations difficult and necessarily subjective. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domiciles of the debtors and customers.

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MTFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MTFG Group's foreign operations. The following table sets forth estimated total assets at March 31, 2001, 2002 and 2003, and estimated total revenue, total expenses, income (loss) before income tax expense (benefit) and net income
(loss) for the respective years then ended.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                                           Domestic                                Foreign
                                       ---------------  --------------------------------------------------------------
                                                            United
                                                           States of                     Asia/Oceania       Other
                                            Japan           America          Europe     excluding Japan     areas*
                                       ---------------  ---------------  -------------- --------------- --------------
                                                                                (in millions)
Year ended March 31, 2001:
   Total revenue...................... (Yen) 1,549,490  (Yen)   758,663  (Yen)  357,946 (Yen)  267,602  (Yen)  200,480
   Total expenses.....................       1,894,333          670,125         244,349        183,512         138,273
   Income (loss) before income tax
    expense (benefit).................        (344,843)          88,538         113,597         84,090          62,207
   Net income (loss)..................        (362,280)          58,104         111,950         72,011          61,041
   Total assets at end of year........      68,251,884       11,890,868       7,333,229      3,408,333       2,604,636
Year ended March 31, 2002:
   Total revenue......................       1,225,000          547,360         244,372        239,004         128,932
   Total expenses.....................       1,612,151          578,801         235,852        194,189          87,908
   Income (loss) before income tax
    expense (benefit) and cumulative
    effect of a change in accounting
    principle.........................        (387,151)         (31,441)          8,520         44,815          41,024
   Net income (loss)..................        (236,546)         (57,036)          4,131         34,984          37,933
   Total assets at end of year........      69,162,382       12,346,379       6,668,616      3,297,980       2,889,757
Year ended March 31, 2003:
   Total revenue......................       1,288,980          618,292         256,498        150,580         117,654
   Total expenses.....................       1,381,282          444,437         204,477         89,056          66,055
   Income (loss) before income tax
    expense (benefit) and cumulative
    effect of a change in accounting
    principle.........................         (92,302)         173,855          52,021         61,524          51,599
   Net income (loss)..................         (70,636)         142,954          37,273         43,315          50,382
   Total assets at end of year........      69,731,714       13,210,140       7,893,478      3,154,016       2,542,365




                                            Total
                                       ---------------
                                        (in millions)
Year ended March 31, 2001:
   Total revenue...................... (Yen) 3,134,181
   Total expenses.....................       3,130,592
   Income (loss) before income tax
    expense (benefit).................           3,589
   Net income (loss)..................         (59,174)
   Total assets at end of year........      93,488,950
Year ended March 31, 2002:
   Total revenue......................       2,384,668
   Total expenses.....................       2,708,901
   Income (loss) before income tax
    expense (benefit) and cumulative
    effect of a change in accounting
    principle.........................        (324,233)
   Net income (loss)..................        (216,534)
   Total assets at end of year........      94,365,114
Year ended March 31, 2003:
   Total revenue......................       2,432,004
   Total expenses.....................       2,185,307
   Income (loss) before income tax
    expense (benefit) and cumulative
    effect of a change in accounting
    principle.........................         246,697
   Net income (loss)..................         203,288
   Total assets at end of year........      96,531,713

--------
*  Other areas primarily include Canada, Latin America and the Caribbean.

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2002 and 2003:

                                                         2002            2003
                                                    --------------- ---------------
                                                             (in millions)
Cash and due from banks............................ (Yen)   251,135 (Yen)   452,142
Interest-earning deposits in other banks...........       2,641,903       3,234,017
                                                    --------------- ---------------
     Total......................................... (Yen) 2,893,038 (Yen) 3,686,159
                                                    =============== ===============
Trading account assets............................. (Yen) 1,868,779 (Yen) 1,825,919
                                                    =============== ===============
Investment securities.............................. (Yen) 5,937,177 (Yen) 7,926,797
                                                    =============== ===============
Loans--net of unearned income and deferred loan
 fees.............................................. (Yen)11,668,017 (Yen)10,051,649
                                                    =============== ===============
Deposits, principally time deposits and
 certificates of deposit by foreign banks.......... (Yen)11,791,971 (Yen)11,135,306
                                                    =============== ===============
Funds borrowed:
   Call money, funds purchased, and receivables
    under repurchase agreements and securities
    lending transactions........................... (Yen) 2,429,634 (Yen) 2,924,532
   Other short-term borrowings.....................         622,414         422,061
   Long-term debt..................................       1,833,252       1,206,093
                                                    --------------- ---------------
     Total......................................... (Yen) 4,885,300 (Yen) 4,552,686
                                                    =============== ===============
Trading account liabilities........................ (Yen) 1,456,605 (Yen) 1,274,334
                                                    =============== ===============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

At March 31, 2001 and 2002, the MTFG Group had no cross-border outstandings, as defined in the Securities Act Industry Guides 3, in any foreign country, which exceeded 0.75% of consolidated total assets.

The table below shows cross-border outstandings for the country in respect of which such outstandings totaled between 0.75% and 1% of consolidated total assets at March 31, 2003.

                                  Cross-border  Percentage of
                                  Outstandings  Total Assets
                                  ------------- -------------
                                  (in millions)
                   United Kingdom (Yen)810,668      0.84%

30.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Quoted market prices, when available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of financial instruments and, therefore, fair values for such financial instruments are estimated using discounted cash flow models or other valuation techniques. Although management uses its best judgment in estimating fair values of financial instruments, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the estimates presented herein are not necessarily indicative of net realizable or liquidation values. The use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values. The estimated fair values of financial instruments do not include valuations of related intangible assets such as core deposits.

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2002 and 2003:

                                                                                2002                    2003
                                                                       ----------------------- -----------------------
                                                                        Carrying   Estimated    Carrying   Estimated
                                                                         amount    fair value    amount    fair value
                                                                       ----------- ----------- ----------- -----------
                                                                                        (in billions)
Financial assets:
   Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions.... (Yen)10,867 (Yen)10,867 (Yen)11,912 (Yen)11,912
   Trading account assets, excluding derivatives......................       5,020       5,020       4,789       4,789
   Investment securities..............................................      23,555      23,568      24,555      24,567
   Loans, net of allowance for credit losses..........................      48,495      48,741      47,105      47,483
   Other financial assets.............................................       1,763       1,763       1,898       1,898
   Derivative financial instruments:
      Trading activities..............................................       2,478       2,478       3,574       3,574
      Activities qualifying for hedges................................          13          13          15          15
Financial liabilities:
   Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending
     transactions.....................................................      14,501      14,501      15,742      15,742
   Interest-bearing deposits..........................................      58,402      58,416      60,882      60,900
   Debentures.........................................................       2,269       2,280         636         638
   Trading account liabilities, excluding derivatives.................         177         177         206         206
   Obligations to return securities received as collateral............         316         316         950         950
   Due to trust account...............................................       2,282       2,282       1,402       1,402
   Other short-term borrowings........................................       3,319       3,319       2,854       2,854
   Long-term debt.....................................................       5,184       5,340       5,159       5,378
   Other financial liabilities........................................       2,282       2,282       1,878       1,878
   Derivative financial instruments:
      Trading activities..............................................       2,319       2,319       3,397       3,397
      Activities qualifying for hedges................................           2           2          --          --

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The methodologies and assumptions used to estimate the fair value of the financial instruments are summarized below.

Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions--For cash, due from banks including interest-earning deposits, and call loans and funds sold, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk. For receivables under resale agreements and securities borrowing transactions, the fair values are based on quoted market prices, when available, or estimated with reference to quoted market prices for similar instruments when quoted market prices are not available.

Trading account securities--Trading account securities and short trading positions of securities are carried at fair value, which is principally based on quoted market prices, when available. If the quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Investment securities--The fair values of investment securities, where quoted market prices or secondary market prices are available, are equal to such market prices. For investment securities, when quoted market prices or secondary market prices are not available, the fair values are estimated using quoted market prices for similar securities or based on appraised value as deemed appropriate by management. The fair value of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) at March 31, 2002 and 2003 were not readily determinable. Therefore, the above summary does not include the carrying amounts of such investment securities amounting to (Yen)129 billion and
(Yen)145 billion at March 31, 2002 and 2003, respectively.

Loans--The fair values of loans are estimated for groups of similar characteristics, including type of loan, credit quality and remaining maturity. In incorporating the credit risk factor, management concluded that the allowance for credit losses adequately adjusts the related book values for credit risk. For floating- or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated by discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for dispositions or sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For nonperforming loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.

Other financial assets--The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers' acceptance liabilities and accounts receivable, approximate their carrying amounts.

Derivative financial instruments--The estimated fair values of derivative financial instruments are the amounts the MTFG Group would receive or pay to terminate the contracts at the balance-sheet date, taking into account the current unrealized gains or losses on open contracts. They are based on market or dealer quotes when available. Valuation models such as present value and option pricing models are applied to current market information to estimate fair values when such quotes are not available.

Non-interest-bearing deposits, call money and funds purchased, payables under repurchase agreements and securities lending transactions, and obligations to return securities received as collateral--The fair values of non-interest-bearing deposits are equal to the amounts payable on demand. For call money and funds purchased,

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES the carrying amounts are a reasonable estimate of the fair values because of their short-term nature. For payables under repurchase agreements and securities lending transactions and obligations to return securities received as collateral, the fair values are generally based on quoted market prices, when available, or estimated using quoted market prices for similar instruments when quoted market prices are not available.

Interest-bearing deposits--The fair values of demand deposits, deposits at notice, and certificates of deposit maturing within a short period of time are the amounts payable on demand. Fair values of time deposits and certificates of deposit maturing after a short period of time are estimated by discounting the estimated cash flows using the rates currently offered for deposits of similar remaining maturities or the applicable current market rates.

Debentures--The fair values of debentures are estimated using a discounted cash flow model based on quoted market rates or, if available, secondary market rates currently available for debentures with similar terms and remaining maturities.

Due to trust account--For due to trust account, which reflects a temporary placement of excess fund from individual trust accounts managed by the trust banking subsidiary in their fiduciary and trust capacity, the carrying amount is a reasonable estimate of the fair value due to its nature similar to short-term funding, including demand deposits and other overnight funds purchased, in a manner that the balance changes in response to the day-to-day changes in excess funds placed by the trust accounts.

Other short-term borrowings--For most other short-term borrowings, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature. For certain borrowings, fair values are estimated by discounting the estimated future cash flows using applicable current market interest rates or comparable rates for similar instruments, which represent the MTFG Group's cost to raise funds with a similar remaining maturity.

Long-term debt--For convertible bonds and certain subordinated debt, the fair values are estimated based on quoted market prices of the instruments. The fair value of other long-term debt are estimated using a discounted cash flow model based on rates applicable to the MTFG Group for debt with similar terms and remaining maturities.

Other financial liabilities--The estimated fair values of other financial liabilities, which primarily include accrued interest payable, bank acceptances, accounts payable and obligations under standby letters of credit and guarantees, approximate their carrying amounts. Effective January 1, 2003, the MTFG Group adopted the initial recognition and measurement provisions of FIN No. 45, which requires that, for guarantees within the scope of FIN No. 45 issued or amended after December 31, 2002, liability for the fair value of the obligations undertaken in issuing the guarantees be initially measured at fair value. The fair values of obligations under standby letters of credit and guarantees are based on fees received or receivable by the MTFG Group.

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2002 and 2003 was not material.

The fair value estimates presented herein are based on pertinent information available to management as of March 31, 2002 and 2003. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

31.  STOCK-BASED COMPENSATION

Two subsidiaries of MTFG, which are Mitsubishi Securities and UNBC, have several stock-based compensation plans.

Mitsubishi Securities

Under the Code, companies are permitted to purchase their own shares in the market in order to implement a stock option plan when approved by the shareholders.

Pursuant to resolutions approved at the general shareholders' meetings, Mitsubishi Securities offers stock option plans which provide directors, executive officers, eligible employees and certain other persons with options to purchase shares (at the respective exercise prices stipulated in each plan) as follows:

Date of approval at the shareholders' meeting Exercise period                    Shares
--------------------------------------------- -----------------------------      ---------
                June 29, 1999                 July 1, 2001 to June 30, 2003      1,575,000
                June 29, 2000                 July 1, 2002 to June 30, 2005      2,057,000
                June 28, 2001                 July 1, 2003 to June 30, 2006      2,272,000
                                                                                 ---------
                Total                                                            5,904,000
                                                                                 =========

The plans provide for the granting of stock options having an exercise price not less than the market value of Mitsubishi Securities' common stock on the date of grant. Following is the option activity for the period from September 1, 2002 to March 31, 2003:

                                                         Weighted-average
                                        Number of shares  exercise price
                                        ---------------- ----------------
       Outstanding at September 1, 2002    5,512,000        (Yen)1,278
       Granted.........................           --                --
       Exercised.......................           --                --
       Forfeited.......................           --                --
                                           ---------        ----------
       Outstanding at end of year......    5,512,000             1,278
                                           =========        ==========
       Exercisable at end of year......    3,403,000        (Yen)1,566
                                           =========        ==========

The following table details the distribution of stock options outstanding as of March 31, 2003:

                                                                   Options exercisable at
                      Options outstanding at March 31, 2003            March 31, 2003
-                 --------------------------------------------- ----------------------------
                              Weighted-average
Range of exercise   Number       remaining     Weighted-average   Number    Weighted-average
     prices       outstanding contractual life  exercise price  exercisable  exercise price
----------------- ----------- ---------------- ---------------- ----------- ----------------
  (Yen)    812     2,109,000     3.3 years        (Yen)  812            --     (Yen)   --
    1,546-1,595    3,403,000     1.4                   1,566     3,403,000          1,566
                   ---------                                     ---------
                   5,512,000                                     3,403,000
                   =========                                     =========

UNBC

UNBC has two management stock plans. The Year 2000 UnionBanCal Corporation Stock Plan, effective January 1, 2000 (the "2000 Stock Plan"), and the UnionBanCal Corporation Management Stock Plan, restated

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES effective June 1, 1997 (the "1997 Stock Plan"), have 16.0 million and 6.6 million shares, respectively, of the UNBC's common stock authorized to be awarded to key employees and outside directors of UNBC at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the "Committee"). Employees on rotational assignment from BTM are not eligible for stock awards.

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the Stock Plan shall not be less than the fair market value on the date the option is granted. Unvested restricted stock issued under the Stock Plan is shown as a reduction to retained earnings. The value of the restricted shares at the date of grant is amortized to compensation expense over the vesting period. All cancelled or forfeited options and restricted stock become available for future grants.

In 2000, 2001 and 2002, UNBC granted options to non-employee directors and various key employees, including policy-making officers under the 1997 and 2000 Stock Plans. Under both Stock Plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. The options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33 1/3 percent on each anniversary under the 1997 Stock Plan, and fully vested and exercisable on the grant date under the 2000 Stock Plan. The following is a summary of stock option transactions under the Stock Plans.

                                                          Years ended December 31,
                            ------------------------------------------------------------------------------------
                                       2000                        2001                         2002
                            --------------------------- --------------------------- ----------------------------
                            Number of  Weighted-average Number of  Weighted-average  Number of  Weighted-average
                             shares     exercise price   shares     exercise price    shares     exercise price
                            ---------  ---------------- ---------  ---------------- ----------  ----------------
Options outstanding,
  beginning of year........ 3,281,273       $28.46      5,191,899       $28.47       7,939,271       $29.79
   Granted................. 2,126,506        27.99      3,448,242        30.03       2,911,652        43.49
   Exercised...............   (98,004)       13.18       (557,597)       19.02      (2,187,170)       28.57
   Forfeited...............  (117,876)       32.04       (143,273)       29.91        (148,284)       34.05
                            ---------                   ---------                   ----------
Options outstanding, end of
  year..................... 5,191,899       $28.47      7,939,271       $29.79       8,515,469       $34.71
                            =========                   =========                   ==========
Options exercisable, end of
  year..................... 2,135,228       $25.90      3,009,555       $29.53       3,031,478       $31.08
                            =========                   =========                   ==========

The weighted-average fair value of options granted was $10.21 during 2000, $10.38 during 2001, and $16.67 during 2002.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants made in 2000, 2001 and 2002:

                                          2000    2001    2002
                                         ------- ------- -------
                Risk-free interest rate.    6.4%    4.9%    4.9%
                Expected lives.......... 5 years 5 years 5 years
                Expected volatility.....     44%     45%     46%
                Expected dividend yields    3.5%    3.4%    2.3%

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The following table summarizes information about stock options outstanding.

                        Options outstanding at December 31, 2002    Options exercisable at December 31, 2002
                      --------------------------------------------- ----------------------------------------
                                  Weighted-average
Range of exercise       Number       remaining     Weighted-average   Number          Weighted-average
     prices           outstanding contractual life  exercise price  exercisable        exercise price
------------------    ----------- ---------------- ---------------- -----------       ----------------
     $ 11.25-11.25        33,000     2.3 years          $11.25          33,000             $11.25
       18.29-25.00       314,392     4.5                 22.23         275,285              22.07
       27.56-38.04     5,290,575     7.1                 30.81       2,648,693              31.84
       42.69-48.51     2,877,502     9.2                 43.53          74,500              45.91
                       ---------                                     ---------
                       8,515,469                                     3,031,478
                       =========                                     =========

In 2000, 2001 and 2002, UNBC also granted 13,500 shares, 6,000 shares and 6,000 shares, respectively, of restricted stock to key officers, including policy-making officers, under the Stock Plan. The awards of restricted stock vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, or retires under certain grant, age, and service conditions. Restricted shareholders have the right to vote their restricted shares and receive dividends.

The following is a summary of restricted stock transactions under the Stock
Plan.

                                                         Years ended December 31,
                            -----------------------------------------------------------------------------------
                                       2000                        2001                        2002
                            --------------------------- --------------------------- ---------------------------
                                       Weighted-average            Weighted-average            Weighted-average
                            Number of     grant date    Number of     grant date    Number of     grant date
                             shares       fair value     shares       fair value     shares       fair value
                            ---------  ---------------- ---------  ---------------- ---------  ----------------
Restricted stock awards
  outstanding, beginning of
  year..................... 1,496,106       $14.05      1,506,162       $14.11      1,511,526       $14.19
   Granted.................    13,500        25.00          6,000        37.10          6,000        45.00
   Cancelled...............    (3,444)       31.66           (636)       37.47           (459)       32.61
                            ---------                   ---------                   ---------
Restricted stock awards
  outstanding, end of year. 1,506,162       $14.11      1,511,526       $14.19      1,517,067       $14.31
                            =========                   =========                   =========
Restricted stock awards
  vested, end of year...... 1,408,696       $13.00      1,469,354       $13.66      1,503,305       $14.09
                            =========                   =========                   =========

At December 31, 2000, 2001 and 2002, 8,969,424 shares, 5,659,091 shares and
2,890,182 shares, respectively, were available for future grants as either stock options or restricted stock under the Stock Plan. The number of shares available for future grants at December 31, 2002 does not include six million shares authorized, but not registered, during 2002.

Effective January 1, 1997, UNBC established a Performance Share Plan. Eligible participants may earn performance share awards to be redeemed in cash three years after the date of grant. Performance shares are linked to shareholder value in two ways: (1) the market price of the UNBC's common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The total number of performance shares granted under the plan cannot exceed 600,000. UNBC granted 31,500 shares in 2000, 68,000 shares in 2001, and 61,500 shares in 2002. No

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES performance shares were forfeited in 2000 or 2002. In 2001, 9,000 performance shares were forfeited. The value of a performance share is equal to the market price of UNBC's common stock. All cancelled or forfeited performance shares become available for future grants.

32.  PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTM and Mitsubishi Trust are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Also, retained earnings of these banking subsidiaries are restricted in accordance with the statutory reserve requirements under the Code (see Notes 20 and 21).

The following table presents the parent company only financial information of MTFG.

Condensed Balance Sheets

                                                            2002           2003
                                                       -------------- --------------
                                                               (in millions)
Assets:
   Cash and interest-earning deposits with banks...... (Yen)   39,212 (Yen)   34,359
   Investments in subsidiaries........................      2,573,874      2,512,591
   Investments in convertible bonds of a subsidiary...        266,417             --
   Other assets.......................................         19,883         18,764
                                                       -------------- --------------
       Total assets................................... (Yen)2,899,386 (Yen)2,565,714
                                                       ============== ==============
Liabilities and shareholders' equity:
   Convertible bonds.................................. (Yen)  266,417 (Yen)       --
   Other liabilities..................................          6,472         12,777
                                                       -------------- --------------
   Total liabilities..................................        272,889         12,777
                                                       -------------- --------------
Shareholders' equity..................................      2,626,497      2,552,937
                                                       -------------- --------------
       Total liabilities and shareholders' equity..... (Yen)2,899,386 (Yen)2,565,714
                                                       ============== ==============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)


Condensed Statements of Operations

                                                              2001           2002          2003
                                                          ------------  -------------  ------------
                                                                        (in millions)
Income:
   Dividends from subsidiaries........................... (Yen)     --  (Yen)  67,523  (Yen) 22,067
   Management fees from subsidiaries.....................           --          4,967         3,814
   Interest income.......................................           --          7,145         4,736
   Other income..........................................           --            191           126
                                                          ------------  -------------  ------------
Total income.............................................           --         79,826        30,743
                                                          ------------  -------------  ------------
Expense:
   Operating expenses....................................           --          5,426         3,159
   Interest expense......................................           --          7,166         4,730
   Other expense.........................................           --             49           366
                                                          ------------  -------------  ------------
       Total expense.....................................           --         12,641         8,255
                                                          ------------  -------------  ------------
Equity in undistributed net income (loss) of subsidiaries      (59,174)      (283,855)      181,750
                                                          ------------  -------------  ------------
Income (loss) before income tax expense or benefit.......      (59,174)      (216,670)      204,238
Income tax expense (benefit).............................           --           (136)          950
                                                          ------------  -------------  ------------
Net income (loss)........................................ (Yen)(59,174) (Yen)(216,534) (Yen)203,288
                                                          ============  =============  ============

Condensed Statements of Cash Flows

                                                                                      2002           2003
                                                                                 -------------  -------------
                                                                                         (in millions)
Operating activities:
   Net income(loss)............................................................. (Yen)(216,534) (Yen) 203,288
   Adjustments and other........................................................       283,365       (181,203)
                                                                                 -------------  -------------
Net cash provided by operating activities.......................................        66,831         22,085
                                                                                 -------------  -------------
Investing activities:
   Proceeds from maturities of investments in convertible bonds of a subsidiary.            --        243,804
   Net decrease(increase) in interest-earning deposits with banks...............       (38,700)         5,873
   Purchase of equity investment in a subsidiary................................       (12,827)      (210,277)
   Other........................................................................       (14,639)        (3,830)
                                                                                 -------------  -------------
Net cash provided by (used in) investing activities.............................       (66,166)        35,570
                                                                                 -------------  -------------
Financing activities:
   Proceeds from sales of treasury stock........................................         6,998             --
   Payments to acquire treasury stock...........................................        (7,381)          (965)
   Proceeds from issurance of new shares of common stock........................            --        222,172
   Repayment of convertible bonds...............................................            --       (243,804)
   Dividends paid...............................................................            --        (46,915)
   Other........................................................................           230         12,877
                                                                                 -------------  -------------
Net cash used in financing activities...........................................          (153)       (56,635)
                                                                                 -------------  -------------
Net increase in cash and cash equivalents.......................................           512          1,020
                                                                                 -------------  -------------
Cash and cash equivalents at end of year........................................ (Yen)     512  (Yen)   1,532
                                                                                 =============  =============

--------
Note -- For the year ended March 31, 2001, there were no activities involving cash flows.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)


33.  EVENTS SINCE MARCH 31, 2003

Approval of Dividends

On June 27, 2003, the shareholders approved payment of cash dividends to the shareholders of record on March 31, 2003 of (Yen)41,250 per share of Class 1 preferred stock, totaling (Yen)3,357 million, of (Yen)8,100 per share of Class 2 preferred stock, totaling (Yen)810 million, and of (Yen)4,000 per share of common stock, totaling (Yen)24,922 million.

Legal Proceedings for Local Taxes in Tokyo

On September 17, 2003, attorneys representing the banks, including BTM and Mitsubishi Trust, came to a basic agreement as part of the proceedings in the Supreme Court discussed in Note 9 with attorneys representing the Tokyo Metropolitan Government as to the conditions of a settlement. The conditions of the settlement include (a) a revision of the applicable tax rate to 0.9% from the current 3.0%, effective retroactive to the date of the enactment of the local tax in the year ended March 31, 2001 and (b) a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. The settlement is subject to the approval of each bank participating in the litigation and an amendment by the Tokyo Metropolitan Assembly to the municipal ordinance imposing the local tax. If the banks and the Tokyo Metropolitan Government settle pursuant to the terms contemplated by the basic agreement, the MTFG Group will be entitled to a tax refund for the years ended March 31, 2001, 2002 and 2003 amounting to (Yen)39.7 billion plus accrued interest. As the settlement has not been finalized, no amount related to the refund has been recorded in the consolidated financial statements.

                                   * * * * *

                                   Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                           MITSUBISHI TOKYO FINANCIAL
                                             GROUP, INC.

                                           By:        /s/  SHIGEMITSU MIKI
                                                  -----------------------------
                                           Name:         Shigemitsu Miki
                                           Title: President and Chief Executive
                                                             Officer

Date:September 29, 2003

                                 EXHIBIT INDEX

Exhibit                                             Description
-------                                             -----------

   1(a) Articles of Incorporation of Mitsubishi Tokyo Financial Group, Inc., as amended and restated on June
        27, 2003.

   1(b) Corporation Meetings Regulations of Mitsubishi Tokyo Financial Group, Inc., as adopted on April 2,
        2001.*

   1(c) Board of Directors Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended on June 27,
        2002.*

   1(d) Share Handling Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended and restated on
        June 1, 2003.

   2(a) Form of stock certificates.

   2(b) Form of American Depositary Receipt.**

   2(c) Deposit Agreement, dated as of April 2, 2001, among Mitsubishi Tokyo Financial Group, Inc., The
        Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder.**

   2(d) Indenture dated as of October 11, 1995 between MBL International Finance (Bermuda) Trust, The
        Mitsubishi Bank, Limited and The Bank of New York, and First Supplemental Indenture dated as of
        April 2, 2001 between MBL International Finance (Bermuda) Trust, The Bank of Tokyo-Mitsubishi,
        Ltd. (as successor to The Mitsubishi Bank, Limited), Mitsubishi Tokyo Financial Group, Inc. and The
        Bank of New York.*

   4(a) Plan of Reorganization for business combination by and among Bank of Tokyo-Mitsubishi,
        Mitsubishi Trust Bank and Nippon Trust Bank.*

   4(b) Merger Agreement, dated as of April 8, 2002, among KOKUSAI Securities Co., Ltd., Tokyo-
        Mitsubishi Securities Co., Ltd., Tokyo-Mitsubishi Personal Securities Co., Ltd. and Issei Securities
        Co., Ltd.*

   8    Subsidiaries of the Company--see "Item 4.C. Information on the Company--Organizational
        Structure."*

  31    Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR
        240.15d-14(a)).

  32    Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR
        240.15d-14(b)) and Section 1350 or Chapter 63 of Title 18 of the United States Code (18 U.S.C.
        1350).

  99    Consent of Auditors.

--------
* Incorporated by reference from the Annual Report on Form 20-F filed on August 12, 2002.
** Incorporated by reference from the Registration Statement on Form F-6 (Reg.
   No. 333-13338) filed on April 2, 2001.