Form 20-F
period 2004-03-31
MITSUBISHI TOKYO FINANCIAL GROUP INC
filed 2004-09-28
CIK 67088

  As filed with the Securities and Exchange Commission on September 28, 2004
================================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM 20-F

                               -----------------

        [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

             [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 2004

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

   Securities registered or to be registered pursuant to Section 12(g) of the
   Act: None

   Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

   At March 31, 2004, (1) 6,476,099.77 shares of common stock (including 2,714 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock), (2) 81,400 shares of class 1 preferred stock and (3) 15,000 shares of class 2 preferred stock were issued and outstanding.

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

                               Yes  [X]  No  [_]

   Indicate by check mark which financial statement item the registrant has elected to follow:

                          Item 17  [_]  Item 18  [X]

================================================================================

                               TABLE OF CONTENTS

                                                                                       Page
                                                                                       ----
Forward-Looking Statements............................................................   3
Item 1.   Identity of Directors, Senior Management and Advisors.......................   4
Item 2.   Offer Statistics and Expected Timetable.....................................   4
Item 3.   Key Information.............................................................   4
Item 4.   Information on the Company..................................................  19
Item 5.   Operating and Financial Review and Prospects................................  45
Item 6.   Directors, Senior Management and Employees.................................. 102
Item 7.   Major Shareholders and Related Party Transactions........................... 113
Item 8.   Financial Information....................................................... 114
Item 9.   The Offer and Listing....................................................... 115
Item 10.  Additional Information...................................................... 116
Item 11.  Quantitative and Qualitative Disclosures about Credit, Market and Other Risk 135
Item 12.  Description of Securities Other Than Equity Securities...................... 144
Item 13.  Defaults, Dividend Arrearages and Delinquencies............................. 145
Item 14.  Material Modifications of the Rights of Security Holders and Use of Proceeds 145
Item 15.  Controls and Procedures..................................................... 145
Item 16A. Audit Committee Financial Expert............................................ 145
Item 16B. Code of Ethics.............................................................. 145
Item 16C. Principal Accountant Fees and Services...................................... 146
Item 17.  Financial Statements........................................................ 148
Item 18.  Financial Statements........................................................ 148
Item 19.  Exhibits.................................................................... 148
Selected Statistical Data............................................................. A-1
Consolidated Financial Statements..................................................... F-1

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

When we refer in this Annual Report to "Mitsubishi Tokyo Financial Group," "MTFG," "we," "us," "our" and the "Group," we mean Mitsubishi Tokyo Financial Group, Inc. and its consolidated subsidiaries. References in this Annual Report to "yen" or "(Yen)" are to Japanese yen and references to "US dollars," "US dollar," "dollars," "US$" or "$" are to United States dollars. Our fiscal year ends on March 31 of each year. From time to time, we may refer to the fiscal year ended March 31, 2004 throughout this Annual Report as fiscal 2003 or the 2003 fiscal year. We may also refer to other fiscal years in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

We usually hold the ordinary general meeting of shareholders of Mitsubishi Tokyo Financial Group, Inc. in June of each year in Chiyoda-ku, Tokyo.

                          Forward-Looking Statements

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the U.S. Securities and Exchange Commission, or SEC, including this Annual Report, and other reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves. We rely on this safe harbor in making these forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, business plan, targets, belief or current expectations and/or the current belief or current expectations of our management with respect to our results of operations and financial condition, including, among other matters, our problem loans and loan losses. In many, but not all cases, we use words such as "anticipate," "aim," "believe," "estimate," "expect," "intend," "plan," "probability," "risk" and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, believed, estimated, expected, intended or planned.

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

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

                                    PART I

Item 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A.  Selected Financial Data

On April 2, 2001, we were formed as a holding company for The Bank of Tokyo-Mitsubishi, Ltd. ("Bank of Tokyo-Mitsubishi"), The Mitsubishi Trust and Banking Corporation ("Mitsubishi Trust Bank") and Nippon Trust Bank Limited ("Nippon Trust Bank"). Nippon Trust Bank was formerly a majority-owned subsidiary of Bank of Tokyo-Mitsubishi and merged into Mitsubishi Trust Bank in October 2001. The business combination between Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank was accounted for under the pooling-of-interests method and, accordingly, the selected statement of operations and balance sheet data shown below for the periods ended before the combination set forth the combined results of Bank of Tokyo-Mitsubishi, including Nippon Trust Bank, and Mitsubishi Trust Bank as if the combination had been in effect for all the periods presented.

Except for risk-adjusted capital ratios, which are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP, and the average balance information, the selected financial data set forth below are derived from our financial statements prepared in accordance with US GAAP. In the fiscal year ended March 31, 2004, certain operations including domestic mortgage securities business were discontinued and related figures in prior years were reclassified to discontinued operations to conform to the presentation for the fiscal year ended March 31, 2004.

You should read the selected financial data set forth below in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and other financial data included elsewhere in this Annual Report. These data are qualified in their entirety by reference to all of that information.

                                                              Fiscal years ended March 31,
                                 --------------------------------------------------------------------------------------
                                      2000             2001             2002               2003               2004
                                 --------------  ---------------  ---------------  ---------------      ---------------
                                                (in millions, except per share data and number of shares)
Statement of operations data:
   Interest income.............. (Yen)2,160,233  (Yen) 2,278,428  (Yen) 2,013,828  (Yen) 1,582,746      (Yen) 1,422,009
   Interest expense.............      1,084,134        1,309,454          938,274          539,270              426,514
                                 --------------  ---------------  ---------------  ---------------      ---------------
   Net interest income..........      1,076,099          968,974        1,075,554        1,043,476              995,495
   Provision (credit) for
    credit losses...............        355,724          783,855          598,412          437,972             (114,109)
                                 --------------  ---------------  ---------------  ---------------      ---------------
   Net interest income after
    provision (credit) for
    credit losses...............        720,375          185,119          477,142          605,504            1,109,604
   Non-interest income..........        376,737          851,093          361,635          839,826            1,306,584
   Non-interest expense.........      1,079,786        1,021,708        1,161,294        1,182,406            1,236,040
                                 --------------  ---------------  ---------------  ---------------      ---------------
   Income (loss) from
    continuing operations
    before income tax expense
    (benefit) and cumulative
    effect of a change in
    accounting principle........         17,326           14,504         (322,517)         262,924            1,180,148
   Income tax expense
    (benefit)...................         61,995           46,594          (98,881)          69,474              357,314
                                 --------------  ---------------  ---------------  ---------------      ---------------
   Income (loss) from
    continuing operations
    before cumulative effect
    of a change in accounting
    principle...................        (44,669)         (32,090)        (223,636)         193,450              822,834
   Income (loss) from
    discontinued
    operations--net.............         (2,873)         (27,084)           1,235           10,370                 (585)
   Cumulative effect of a
    change in accounting
    principle, net of tax/(1)/..             --               --            5,867             (532)                  --
                                 --------------  ---------------  ---------------  ---------------      ---------------
   Net income (loss)............ (Yen)  (47,542) (Yen)   (59,174) (Yen)  (216,534) (Yen)   203,288      (Yen)   822,249
                                 ==============  ===============  ===============  ===============      ===============
   Net income (loss)
    available to common
    shareholders................ (Yen)  (53,006) (Yen)   (67,510) (Yen)  (220,702) (Yen)   190,784      (Yen)   814,268
                                 ==============  ===============  ===============  ===============      ===============
Amounts per share/(2)/:
   Basic earnings (loss) per
    common share--income
    (loss) from continuing
    operations available to
    common shareholders
    before cumulative effect
    of a change in accounting
    principle................... (Yen)(9,140.02) (Yen) (7,350.18) (Yen)(41,011.91) (Yen) 32,212.04      (Yen)128,323.13
   Basic earnings (loss) per
    common share--net income
    (loss) available to
    common shareholders.........      (9,663.81)      (12,274.55)      (39,733.32)       33,963.40           128,231.00
   Diluted earnings (loss)
    per common share--income
    (loss) from continuing
    operations available to
    common shareholders
    before cumulative effect
    of a change in accounting
    principle...................      (9,140.02)       (7,350.18)      (41,011.91)       29,459.67           125,006.95
   Diluted earnings (loss)
    per common share--net
    income (loss) available
    to common shareholders......      (9,663.81)      (12,274.55)      (39,733.32)       31,137.71           124,917.18
   Number of shares used to
    calculate basic earnings
    per common share (in
    thousands)..................          5,485            5,500            5,555            5,617                6,350
   Number of shares used to
    calculate diluted
    earnings per common share
    (in thousands)..............          5,485            5,500            5,555            5,863/(3)/           6,517
   Cash dividends per share
    declared during the
    fiscal year/(4)/:
    --Common shares............. (Yen) 8,255.25  (Yen)  8,255.25  (Yen)  4,127.63  (Yen)  6,000.00      (Yen)  4,000.00
                                     $    79.24      $     79.24      $     39.62      $     57.59          $     38.40
    --Preferred shares (Class
     1)......................... (Yen)57,120.00  (Yen) 82,500.00  (Yen) 41,250.00  (Yen)123,750.00      (Yen) 82,500.00
                                     $   548.28      $    791.90      $    395.95      $  1,187.85          $    791.90
    --Preferred shares (Class
     2)......................... (Yen) 8,150.00  (Yen) 16,200.00  (Yen)  8,100.00  (Yen) 24,300.00      (Yen) 16,200.00
                                     $    78.23      $    155.50      $     77.75      $    233.25          $    155.50

                                                                                 At March 31,
                                               --------------------------------------------------------------------------------
                                                    2000            2001            2002            2003             2004
                                               --------------- --------------- --------------- --------------- ----------------
                                                                                (in millions)
Balance sheet data:
   Total assets............................... (Yen)84,996,000 (Yen)93,488,950 (Yen)94,365,114 (Yen)96,531,713 (Yen)103,701,080
   Loans, net of allowance for credit losses..      48,563,172      47,953,919      48,494,545      47,105,433       47,637,729
   Total liabilities..........................      80,981,592      90,287,654      91,738,617      93,978,776       99,854,128
   Deposits...................................      54,777,171      60,105,742      63,659,501      67,303,678       70,024,252
   Long-term debt.............................       4,540,277       4,963,455       5,183,841       5,159,132        5,659,877
   Shareholders' equity.......................       4,014,408       3,201,296       2,626,497       2,552,937        3,846,952
   Capital stock/(5)/.........................         956,664         956,664         973,156       1,084,708        1,084,708

                                                                             Fiscal years ended March 31,
                                           -------------------------------------------------------------------------------
                                                   2000                 2001                 2002               2003
                                           ---------------      ---------------      ---------------      ---------------
                                                                           (in millions, except percentages)
Other financial data:
Average balances:                               (unaudited)          (unaudited)          (unaudited)          (unaudited)
   Interest-earning assets................ (Yen)82,987,015      (Yen)83,238,004      (Yen)85,062,897      (Yen)86,265,048
   Interest-bearing liabilities...........      74,408,264           75,645,416           78,683,185           79,658,352
   Total assets...........................      86,620,645           89,341,483           92,376,000           95,478,227
   Shareholders' equity...................       3,599,596            3,464,251            3,045,608            2,431,528
Return on equity and assets:                    (unaudited)          (unaudited)          (unaudited)          (unaudited)
   Net income (loss) available to
    common shareholders as a percentage
    of total average assets...............           (0.06)%              (0.08)%              (0.24)%               0.20%
   Net income (loss) available to
    common shareholders as a percentage
    of average shareholders' equity.......           (1.47)%              (1.95)%              (7.25)%               7.85%
   Dividends per common share as a
    percentage of basic earnings per
    common share..........................              --/(6)/              --/(6)/              --/(6)/           17.67%
   Average shareholders' equity as a
    percentage of total average assets....            4.16%                3.88%                3.30%                2.55%
   Net interest income as a percentage
    of total average interest-earning
    assets................................            1.30%                1.16%                1.26%                1.21%
Credit quality data:
   Allowance for credit losses............ (Yen) 1,486,212      (Yen) 1,716,984      (Yen) 1,735,180      (Yen) 1,360,136
   Allowance for credit losses as a
    percentage of loans...................            2.97%                3.46%                3.45%                2.81%
   Nonaccrual and restructured loans,
    and accruing loans contractually
    past due 90 days or more.............. (Yen) 2,844,915      (Yen) 4,272,794      (Yen) 4,164,982      (Yen) 2,753,026
   Nonaccrual and restructured loans,
    and accruing loans contractually
    past due 90 days or more as a
    percentage of loans...................            5.68%                8.60%                8.29%                5.68%
   Allowance for credit losses as a
    percentage of nonaccrual and
    restructured loans, and accruing
    loans contractually past due 90
    days or more..........................           52.24%               40.18%               41.66%               49.41%
   Net loan charge-offs................... (Yen)   679,736      (Yen)   598,362      (Yen)   603,404      (Yen)   814,811
                                                (unaudited)          (unaudited)          (unaudited)          (unaudited)
   Net loan charge-offs as a percentage
    of average loans......................            1.30%                1.21%                1.23%                1.64%
   Average interest rate spread...........            1.14%                1.01%                1.18%                1.15%
   Risk-adjusted capital ratio
    calculated under Japanese GAAP/(7)/:..           11.43%               10.15%               10.30%               10.84%

                                           -----------------
                                                 2004
                                           ----------------

Other financial data:
Average balances:                                (unaudited)
   Interest-earning assets................ (Yen) 90,867,520
   Interest-bearing liabilities...........       84,975,055
   Total assets...........................      102,825,996
   Shareholders' equity...................        3,287,929
Return on equity and assets:                     (unaudited)
   Net income (loss) available to
    common shareholders as a percentage
    of total average assets...............             0.79%
   Net income (loss) available to
    common shareholders as a percentage
    of average shareholders' equity.......            24.77%
   Dividends per common share as a
    percentage of basic earnings per
    common share..........................             3.12%
   Average shareholders' equity as a
    percentage of total average assets....             3.20%
   Net interest income as a percentage
    of total average interest-earning
    assets................................             1.10%
Credit quality data:
   Allowance for credit losses............ (Yen)    888,127
   Allowance for credit losses as a
    percentage of loans...................             1.83%
   Nonaccrual and restructured loans,
    and accruing loans contractually
    past due 90 days or more.............. (Yen)  1,731,083
   Nonaccrual and restructured loans,
    and accruing loans contractually
    past due 90 days or more as a
    percentage of loans...................             3.57%
   Allowance for credit losses as a
    percentage of nonaccrual and
    restructured loans, and accruing
    loans contractually past due 90
    days or more..........................            51.30%
   Net loan charge-offs................... (Yen)    337,124
                                                 (unaudited)
   Net loan charge-offs as a percentage
    of average loans......................             0.69%
   Average interest rate spread...........             1.06%
   Risk-adjusted capital ratio
    calculated under Japanese GAAP/(7)/:..            12.95%

--------
(1) Effective April 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. On April 1, 2002, we also adopted SFAS No. 142, "Goodwill and Other Intangible Assets."
(2) Amounts have been adjusted to reflect the stock-for-stock exchanges creating Mitsubishi Tokyo Financial Group, Inc. for the fiscal years ended March 31, 2000 and 2001.
(3) Includes the common shares potentially issuable pursuant to the 3% exchangeable guaranteed notes due 2002 and Class 2 preferred stock. The 3% exchangeable guaranteed notes due 2002 were redeemed in November 2002.
(4) For the convenience of readers, the US dollar amounts are presented as translations of Japanese yen amounts at the rate of (Yen)104.18 = US$1.00, the noon buying rate on March 31, 2004 in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York.
(5) Amounts include common stock and non-redeemable Class 2 preferred stock. Redeemable Class 1 preferred stock is excluded.
(6) Percentages against basic loss per common share have not been presented because such information is not meaningful.
(7) Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. Ratios for the fiscal years ended March 31, 2000 and 2001 represent combined risk-adjusted capital ratios of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank before any combination-related adjustments.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On September 21, 2004, the noon buying rate was $1.00 equals (Yen)109.94 and the inverse noon buying rate was (Yen)100 equals $0.91.

                                           Year 2004
     -------------------------------------------------------------------------------------
        March       April        May        June        July       August    September/(1)/
     ----------- ----------- ----------- ----------- ----------- ----------- -------------
High (Yen)112.12 (Yen)110.37 (Yen)114.30 (Yen)111.27 (Yen)111.88 (Yen)111.53   (Yen)110.47
Low.      104.18      103.70      108.50      107.10      108.21      109.00        109.22

--------
(1) Period from September 1 to September 21.

                                             Fiscal year ended March 31,
                             -----------------------------------------------------------
                                2000        2001        2002        2003        2004
                             ----------- ----------- ----------- ----------- -----------
Average (of month-end rates) (Yen)110.02 (Yen)111.65 (Yen)125.64 (Yen)121.10 (Yen)112.75

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this Annual Report, including our consolidated financial statements and related notes, "Item 5. Operating and Financial Review and Prospects," "Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk" and "Selected Statistical Data."

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

We have suffered from worsening asset quality problems since the early 1990s. Despite recent progress in reducing the level of our problem loans, we continue to have a considerable amount of problem loans on our balance sheet. A number of our borrowers are still facing challenging circumstances, and our problem loans and credit-related expenses could increase if:

..   economic conditions in Japan do not improve;

..   real estate prices in Japan continue to decline or stock prices in Japan decline;

..   the rate of corporate bankruptcies in Japan or elsewhere in the world rises;

..   our large borrowers become insolvent or must be restructured;

..   current restructuring plans are not successfully implemented;

..   additional economic problems arise elsewhere in the world; or

..   the global economic environment deteriorates generally.

An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base. Our credit losses may increase if we elect, or are forced by economic or other considerations, to sell or write-off our problem loans at a larger discount, in a larger amount and/or in a different time or manner than we may otherwise want. For a discussion of our historical problem loans, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans" and "Selected Statistical Data--Loan Portfolio."

Our allowance for credit losses may be insufficient to cover future loan losses.

Our allowance for credit losses in our loan portfolio is based on assumptions and estimates about our customers, the value of collateral we hold and the economy as a whole. Our actual loan losses could prove to be materially different from our estimates and could materially exceed our allowance. If our actual loan losses are higher than we currently expect, our current allowance for credit losses will be insufficient. If general economic conditions deteriorate or the standards for establishing allowances change, causing us to change some of our assumptions and estimates, if the value of collateral we hold declines or if we are adversely affected by other factors to an extent that is worse than anticipated, we may have to provide for additional allowance for credit losses. For a detailed discussion of our allowance policy and the historical trend of allowances for credit losses, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Critical Accounting Estimates--Allowance for Credit Losses" and "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

The credit quality of our loan portfolio may be adversely affected by the continuing financial difficulties facing companies operating in the Japanese real estate, construction, wholesale and retail, and automotive sectors.

We have large exposure to borrowers in the Japanese real estate, construction, wholesale and retail, and automotive sectors, and are thus exposed to the ongoing financial difficulties faced by some borrowers operating in those sectors. Some of the companies to which we have extended credit in these sectors are exposed to ongoing financial difficulties and they may be in restructuring negotiations or considering whether to seek bankruptcy protection. If these companies are unsuccessful in their restructuring efforts due to continuing financial difficulties and other unexpected factors, are otherwise forced to seek bankruptcy protection, or if other lenders discontinue or decrease their financial support to these companies for any reason, there may be further significant deteriorations in the credit quality of our loan portfolio, which would expose us to further loan losses. For a detailed discussion of our exposure to these sectors, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans" and "Selected Statistical Data--Loan Portfolio."

Our exposure to troubled borrowers may increase, and our recoveries from them may be lower than expected.

We may provide additional loans or equity capital to troubled borrowers in order to facilitate their restructuring and revitalization efforts. We may forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructuring. We may take these steps even when our legal rights might permit us to take stronger action against the borrower and even when others might take stronger action against the borrower to maximize recovery or to reduce exposure in the short term. We may provide support to troubled borrowers for various reasons, including any of the following reasons arising from Japan's business environment and customs:

..   political or regulatory considerations;

..   reluctance to push a major client into default or bankruptcy or to disrupt a restructuring plan supported by other lenders; and

..   a perceived responsibility for the obligations of our affiliated and associated companies, as well as companies with which we have historical links or other long-standing relationships.

These practices may substantially increase our exposure to troubled borrowers and increase our losses.

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

Efforts by other Japanese banks to meet the Japanese government's guidance to dispose of problem loans by March 31, 2005, or to otherwise address their nonperforming loans, could exacerbate our credit losses.

Japan's Financial Services Agency, or the Financial Services Agency, announced in October 2002 that it would strive to reduce by about half the aggregate ratio of nonperforming credits to total credits of major Japanese banks by March 31, 2005. Although the Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank have achieved this target during the fiscal year ended March 31, 2004, continuing efforts by other Japanese banks to restructure problem borrowers within the specified time frame could increase our credit losses. If we are a minority lender to borrowers engaged in restructuring negotiations with such borrowers' "main bank," as part of the restructuring we may have to sell or write-off our problem loans at a larger discount, in a larger amount and/or in a different time or manner than we would have otherwise. We may also elect to dispose of problem loans for lower values or in a less than optimal manner as a result of these restructuring efforts. Alternatively, troubled banks and other financial institutions may discontinue or decrease their credit support to troubled borrowers to whom we are a co-lender, resulting in significant failures of those borrowers and/or a deterioration in the quality of our loan portfolio.

Our business may be adversely affected by negative developments with respect to other Japanese financial institutions, both directly and through the effect they may have on the overall Japanese banking environment and on their borrowers.

Many Japanese financial institutions, including banks, non-bank lending and credit institutions, affiliates of securities companies and insurance companies, are still experiencing declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. The continued financial difficulties of other financial institutions could adversely affect us because:

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

..   financial institutions may become majority owned and/or controlled by the
    Japanese government as a result of the government's conversion of their preferred shares into common stock and/or injection of additional public funds into financial institutions pursuant to the Deposit Insurance Law, such as the injection of public funds into Resona Bank, Ltd. and Ashikaga Bank, Ltd. in 2003, or other newly introduced frameworks for the injection of public funds into financial institutions;

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

The proposed management integration with UFJ Holdings, Inc. and its subsidiaries and affiliates may be delayed, materially altered or abandoned. In addition, we may have difficulty integrating the operations of the UFJ Group.

On August 12, 2004, Mitsubishi Tokyo Financial Group, Inc. and its subsidiaries concluded a basic agreement with UFJ Holdings and its subsidiaries regarding a management integration of the holding companies, banks, trust banks and securities companies of the two groups.

In addition, on September 10, 2004, Mitsubishi Tokyo Financial Group, Inc., UFJ Holdings and UFJ Bank entered into an agreement regarding Mitsubishi Tokyo Financial Group, Inc.'s cooperation in strengthening the UFJ Group's capital. Pursuant to this agreement, UFJ Bank issued 3.5 billion class E preferred shares and Mitsubishi Tokyo Financial Group, Inc. purchased those shares for
(Yen)700 billion on September 17, 2004. The capital injection to UFJ Bank is based on the assumption that our proposed management integration with the UFJ Group will be completed as outlined in the basic agreement between the two groups announced on August 12, 2004.

The discussions regarding the proposed integration are still ongoing and the execution of a merger agreement and completion of the proposed transaction will be subject to continued due diligence and negotiations between us and the UFJ Group. The proposed integration will also be subject to approval by shareholders and relevant regulatory authorities. Even after the capital strengthening, there is no assurance that we will complete the proposed integration of our management and business with the UFJ Group. Various factors, including litigation and possible competing bids, could cause the proposed transaction to be delayed, materially altered or abandoned. If we fail to complete the proposed integration with the UFJ Group, we may suffer significant reputational harm and it may negatively impact our stock price.

Even if we complete the business combination transaction, we may encounter additional difficulties in integrating the business and operations of the two institutions. For example:

..   We may encounter difficulties integrating the domestic and overseas branch network, head office functions, information and management systems, personnel, and customer base of the two institutions. Significant and/or unexpected costs may be incurred during the process. As a result, we may not be able to enhance the convenience and efficiency of our branch network and operational systems as planned. In addition, we may fail to achieve our targeted cost reductions from the business integration.

..   Additional credit-related expenses or losses may be incurred as a uniform accounting and reserving policy is applied to the asset and loan portfolio of the two institutions.

..   The asset portfolio of UFJ Holdings may suffer from unanticipated asset-quality problems, and significant losses may be incurred on write downs.

If we are unable to resolve smoothly the problems that arise in the integration process with the UFJ Group, our business, results of operations and financial condition may be negatively affected. See "Item 5.A. Operating and Financial Review and Prospects--Recent Developments--Basic Agreement Regarding the Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group."

We may be adversely affected if the economic conditions in Japan worsen.

Since the early 1990s, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies, causing a large number of corporate bankruptcies and the failure of several major financial institutions. Although recently certain economic indicators and stock prices have shown some signs of recovery, if the recovery does not materialize or the economy weakens, then our earnings and credit quality may be adversely affected. For a discussion of Japan's current economic environment, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Environment--Economic Environment in Japan."

Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond portfolio, problem loans and our results of operations.

We hold a significant amount of Japanese government bonds and foreign bonds, including U.S. Treasury bonds. An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may negatively affect the value of our bond portfolio and reduce our so-called "spread," which is the difference between the rate of interest we earn and the rate of interest we pay. In addition, an increase in relevant interest rates may increase our problem loans as some of our borrowers may not be able to meet the increased interest payment requirements, thereby adversely affecting our results of operations and financial condition. The yield on Japanese 10-year government bonds, which is used as a benchmark for long-term interest rates, was approximately 0.7% in April 2003 and reached a record low of approximately 0.5% in June 2003 before surging to approximately 1.9% in June and July 2004. In the United States, the U.S. Federal Reserve raised the federal funds rate by 25 basis points respectively in June, August and September 2004 to 1.75%. For a detailed discussion of our bond portfolio, see "Selected Statistical Data--Investment Portfolio."

Corporate credibility issues may increase our problem loans or otherwise negatively affect our results of operations.

During the past few years, high-profile bankruptcy filings and reports of past accounting irregularities, including fraud, in the United States and other countries have raised corporate credibility issues, particularly with respect to public companies. In response to these developments and regulatory responses to these developments in the United States and elsewhere, regulators, auditors and corporate managers generally have begun to review financial statements more thoroughly and conservatively. As a result, additional accounting irregularities and corporate governance issues may be uncovered and bring about additional bankruptcy filings and regulatory action in the United States and elsewhere. Such developments could increase our credit costs if they directly involve our borrowers or indirectly affect our borrowers' credit.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We, as a holding company, and our Japanese subsidiary banks, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, are each required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. Our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A., which we refer to collectively as UNBC, are subject to similar U.S. capital adequacy guidelines. We or our subsidiary banks may be unable to continue to satisfy the capital adequacy requirements because of:

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

Several proposed regulatory changes and market factors could have an adverse impact on our capital ratios. In particular, the Financial System Council of the Financial Services Agency is discussing the adoption after April 2005 of rules that limit the amount of deferred tax assets that may be included in the calculation of Tier I and/or total regulatory capital. The imposition of any such limits would likely reduce our regulatory capital, perhaps materially. At March 31, 2004, our deferred tax assets amounted to (Yen)655 billion under Japanese GAAP, which was included in our Tier I capital of (Yen)3,859 billion calculated in accordance with Japanese GAAP as required by the Financial Services Agency. In addition, effective March 31, 2003, the Financial Services Agency strongly suggested that major banks calculate loan loss reserves for certain impaired loans by analyzing the projected cash flows from those loan assets, discounted to present value, instead of basing reserves on historical loan loss data. We had already been employing a methodology to calculate our loan loss reserves for these credits based on their estimated cash flows. However, if in the future the Financial Services Agency adopts a calculation methodology that is different from ours, the size of our allowance for loan losses under Japanese GAAP could increase. Because our capital ratios are calculated under Japanese GAAP, this change may reduce our capital ratios materially. Further regulatory changes are expected based on the new framework relating to regulatory capital requirements which were established by the Basel Committee on Banking Supervision and endorsed by the central bank governors and the heads of bank supervisory authorities of the Group of Ten (G10) countries in June 2004.

Our results of operations and capital ratios will be negatively affected if we are required to reduce our deferred tax assets.

We and our Japanese subsidiary banks determine the amount of our net deferred tax assets and our regulatory capital pursuant to Japanese GAAP and the Japanese banking regulations, which differ from U.S. GAAP and U.S. regulations. Under current Japanese banking regulations, all deferred tax assets established pursuant to Japanese GAAP are included in regulatory capital. Currently, Japanese GAAP generally permits the establishment of deferred tax assets for tax benefits that are expected to be realized during a period that is reasonably foreseeable, generally five fiscal years. The calculation of deferred tax assets is based upon various assumptions, including assumptions with respect to future taxable income. Actual results may differ significantly from these assumptions. Even if our ability to include deferred tax assets in regulatory capital is not affected by rule changes, if we conclude, based on our projections of future taxable income, that we or our subsidiary banks will be unable to realize a portion of the deferred tax assets, our deferred tax assets may be reduced and, as a result, our results of operations may be negatively affected and our capital ratios may decline.

We may not be able to refinance our subordinated debt obligations with equally subordinated debt, and as a result our capital ratios may be adversely affected.

At March 31, 2004, subordinated debt accounted for approximately 28.9% of our total regulatory capital, approximately 29.2% of Bank of Tokyo-Mitsubishi's total regulatory capital and approximately 31.9% of Mitsubishi Trust Bank's total regulatory capital (in each case, as calculated under Japanese GAAP). We may not be able to refinance our subordinated debt obligations with equally subordinated debt. The failure to refinance these subordinated debt obligations with equally subordinated debt may reduce our total regulatory capital and, as a result, negatively affect our capital ratios.

If the Japanese stock market declines, we may incur additional losses on our securities portfolio and our capital ratios will be adversely affected.

We hold large amounts of marketable equity securities. The market values of these securities are inherently volatile and have generally and substantially been declining in recent years. The Nikkei-225 stock average declined to a 20-year low in April 2003 before recovering during fiscal 2004. We will incur losses on our securities portfolio if the Japanese stock market declines in the future. Material declines in the Japanese stock market may also materially adversely affect our capital ratios. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Adequacy" and "Selected Statistical Data--Investment Portfolio."

The value of our equity portfolio could decline due to expected sales of shares in the market by Japanese financial institutions.

Many Japanese financial institutions have traditionally held large amounts of equity securities of their customers. In November 2001, the Japanese government enacted a law forbidding bank holding companies and banks, including us, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, from holding, after September 30, 2006, stock the aggregate value of which is in excess of their adjusted Tier I capital. Partly in response to this legislation and partly to reduce risk-weighted assets, we and many other financial institutions have been selling and will continue to sell off large amounts of equity securities. The sale of equity securities by Japanese financial institutions may depress the value of Japanese equity securities, including those in our securities portfolio. In order to remain compliant with the new legislation or to otherwise reduce our risk exposure, we may sell some of our equity securities at larger discounts than we would otherwise sell at. For a detailed discussion of our equity securities portfolio, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Investment Portfolio" and "Selected Statistical Data--Investment Portfolio."

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

We undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:

..   Increases in interest rates have an adverse effect on the value of our fixed income securities portfolio, as discussed in "--Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond portfolio, problem loans and our results of operations" above; and

..   The strengthening of the yen against the U.S. dollar and other foreign currencies reduces the value, in our financial statements, of our substantial portfolio of foreign-currency denominated investments.

In addition, downgrades of the credit ratings of some of the fixed income securities in our portfolio could negatively affect our results of operations. Our results of operations and financial condition in future periods will be exposed to risks of loss associated with these activities. For a discussion of our investment portfolio and related risks see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Investment Portfolio" and "Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk."

A significant downgrade of our credit ratings could have a negative effect on us.

A significant downgrade of our credit ratings by one or more of the credit rating agencies could have a negative effect on our treasury operations and other aspects of our business. In the event of a downgrade of our credit ratings, our treasury business unit may have to accept less favorable terms in its transactions with counterparties, including capital raising activities, or may be unable to enter into some transactions. This could have a negative impact on the profitability of our treasury and other operations and adversely affect our results of operations and financial condition.

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

..   New products and services we introduce may not gain acceptance among customers; and

..   We may have difficulty integrating the systems within our group.

We will be exposed to increased risks as we expand the range of our products and services.

As we expand the range of our products and services beyond our traditional banking and trust businesses and as the sophistication of financial products and management systems grows, we will be exposed to new and increasingly complex risks. For example, we are expanding our securities business through Mitsubishi Securities Co., Ltd., which was formed in September 2002. Additionally, in March 2004 we entered into a strategic business and capital alliance with ACOM CO., LTD., or ACOM, a leading Japanese consumer finance company, to enhance our consumer finance operations. We may have only limited experience with the risks related to the expanded range of these products and services. To the extent we expand our product and service offerings through acquisitions, we face risks relating to the integration of acquired businesses with our existing operations. Moreover, some of the activities which our subsidiaries engage in, such as derivatives and foreign currency trading, present volatile and substantial risks. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. As a result, we are subject to substantial market, credit and other risks in relation to the expanding scope of our products and services and trading activities, which could result in our incurring substantial losses. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. For a detailed discussion of our risk management systems, see "Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk."

Any adverse changes in UNBC's business could significantly affect our results of operations.

UNBC contributes a significant portion of our net income. Any adverse change in the business or operations of UNBC could significantly affect our results of operations. Factors that could negatively affect UNBC's results include adverse economic conditions in California, including the decline in the technology sector, the state government's financial condition, a potential downturn in the real estate and housing industries in California, substantial competition in the California banking market, growing uncertainty over the U.S. economy due to the threat of terrorist attacks, fluctuating oil prices and rising interest rates, and negative trends in debt ratings and equity valuations of various borrowers increasing the risk of corporate bankruptcy filings. For a detailed segment discussion relating to UNBC, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Segment Analysis--Bank of Tokyo-Mitsubishi."

We are exposed to substantial credit and market risks in Asia, Latin America, and other regions.

We are active in Asia, Latin America and other regions through a network of branches and subsidiaries and are thus exposed to a variety of credit and market risks associated with countries in these regions. A decline in the value of Asian, Latin American or other relevant currencies could adversely affect the creditworthiness of some of our borrowers in those regions. The loans we make to Asian, Latin American and other overseas borrowers and banks are often denominated in yen, U.S. dollars or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and others. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these and related conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, we are active in other regions that expose us to risks similar to the risks described above and also risks specific to those regions, which may cause us to incur losses or suffer other adverse effects. For a more detailed discussion of our credit exposure to Asian, Latin American and other relevant countries, see "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

Our income and expenses relating to our international operations and our foreign assets and liabilities are all exposed to foreign currency fluctuations.

Our international operations are subject to fluctuations in foreign currency exchange rates against the Japanese yen. When the yen appreciates, yen amounts for transactions denominated in foreign currencies, including a substantial portion of UNBC's transactions, decline. In addition, a portion of our assets and liabilities are denominated in foreign currencies. To the extent that our foreign-currency denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the yen may adversely affect our financial condition, including our capital ratios. In addition, fluctuations in foreign exchange rates will create foreign currency translation gains or losses. For a historical discussion of the effect of changes in foreign currency exchange rates, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Effect of the Change in Exchange Rates on Foreign Currency Translation."

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

Our business and operations are exposed to various system, political and social risks beyond our control.

As a major financial institution, our business and operations are significantly dependent upon the domestic and world economies and are thus exposed to various system, political and social risks beyond our control. Recent examples include the disruption of the Internet and other information networks due to major virus outbreaks, major terrorist activity such as the September 11 attacks, the ongoing conflict in Iraq and other serious political instability, and major health epidemics such as the outbreak of severe acute respiratory syndrome, or SARS. Such incidents may directly affect our business and operations by disrupting our operational infrastructure or internal systems. Such incidents may also negatively impact the economic conditions, political regimes and social infrastructure of countries and regions in which we operate, and possibly the global economy as a whole. These various factors beyond our control, as well as the threat of such risks or related countermeasures, may materially and adversely affect our business, operating results and financial condition.

We may be subject to liability and regulatory action if we are unable to protect personal and other confidential information.

In recent years, there have been public reports of personal information and records in the possession of corporations and institutions being leaked or improperly accessed. In the event that personal information in our possession about our customers is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. The standards applicable to us are expected to become more stringent under the new Personal Information Protection Act, which is scheduled to take effect from April 2005. As an institution in possession of personal information, we may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Personal Information Protection Act. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

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

As a holding company, substantially all of our cash flow comes from dividends that our Japanese bank subsidiaries and our affiliated companies pay to us. Under some circumstances, various statutory or contractual provisions may restrict the amount of dividends our subsidiaries and affiliated companies can pay to us. If our subsidiaries and affiliated companies do not have sufficient earnings, they will be unable to pay us dividends and we, in turn, may be unable to pay dividends.

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

Recently, Japan's banking industry has been covered extensively by both Japanese and foreign media. This coverage includes Japanese banks' problem loans and deferred tax assets, as well as issues concerning financial institutions' reporting of the business conditions of borrowers to regulators. Much of this coverage has been negative and some of this coverage suggests that the amount of problem loans that Japanese banks actually hold is substantially greater than what is disclosed and that the amount of deferred tax assets recognized by Japanese banks is excessively high. Negative media coverage of Japan's banking industry focusing on problem loans, deferred tax assets and other issues, whether or not accurate and whether or not applicable to us, may have a materially adverse effect on our stock price.

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

Foreign exchange rate fluctuations may affect the U.S. dollar value of our ADSs and dividends payable to holders of our ADSs.

Market prices for our ADSs may fall if the value of the yen declines against the U.S. dollar. In addition, the U.S. dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the yen declines against the U.S. dollar.

Item 4. Information on the Company.

A.  History and Development of the Company

Mitsubishi Tokyo Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. is a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan. On April 2, 2001, Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and Nippon Trust Bank established Mitsubishi Tokyo Financial Group, Inc. to be a holding company for the three of them. Before that, each of the banks had been a publicly held company. On April 2, 2001, through a stock-for-stock exchange, they became wholly-owned subsidiaries of Mitsubishi Tokyo Financial Group, Inc., and the former shareholders of the three banks became shareholders of Mitsubishi Tokyo Financial Group, Inc. Nippon Trust Bank was later merged into Mitsubishi Trust Bank. As a result, Mitsubishi Tokyo Financial Group, Inc. now has two directly held banking subsidiaries, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, although each of these two banks also has other subsidiaries of its own. On April 1, 2004 we introduced an integrated business group system comprising three core business areas: Retail, Corporate, and Trust Assets (Asset Management and Administration). Mitsubishi Tokyo Financial Group, Inc.'s registered address is 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6326, Japan, and its telephone number is 81-3-3240-8111.

For a discussion of the newly introduced integrated business group system and other recent developments, see "Item 5.A. Operating and Financial Review and Prospects--Recent Developments."

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

On September 1, 2002, Bank of Tokyo-Mitsubishi completed the merger of its securities subsidiaries and affiliate, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd. and Tokyo-Mitsubishi Personal Securities Co., Ltd., and Mitsubishi Trust Bank's securities affiliate, Issei Securities Co., Ltd., to form Mitsubishi

Securities Co., Ltd., or Mitsubishi Securities. Since the merger, Bank of Tokyo-Mitsubishi has been consolidating various areas of its securities and investment banking business, such as mergers and acquisitions, part of its derivative operations, corporate advisory and securitization operations, under Mitsubishi Securities.

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

The Mitsubishi Trust and Banking Corporation

Mitsubishi Trust Bank is a major trust bank in Japan, providing trust and banking services to meet the financing and investment needs of clients in Japan and the rest of Asia, as well as in the United States and Europe. Mitsubishi Trust Bank's registered head office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan. Its telephone number is 81-3-3212-1211. Mitsubishi Trust Bank is also a joint stock company (kabushiki kaisha) incorporated in Japan under the Japanese Commercial Code.

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

Nippon Trust Bank and The Tokyo Trust Bank, Ltd., which were previously subsidiaries of Bank of Tokyo-Mitsubishi, were merged into Mitsubishi Trust Bank on October 1, 2001. By combining the trust-related resources and expertise of these three trust banks, we believe Mitsubishi Trust Bank is well-positioned to provide clients with trust services that match their evolving needs.

Like Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank is a member of the "Mitsubishi group" of companies.

B.  Business Overview

Mitsubishi Tokyo Financial Group, Inc. is one of the world's leading bank holding companies. Through our two directly held subsidiary banks, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, and their subsidiaries, we provide a full range of domestic and international financial services, including commercial banking, investment banking and asset management services, as well as trust services, to individuals and corporate customers.

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

In order to further enhance our operations and increase profits, we have begun implementing a new three-year plan starting from fiscal 2004. As part of this Medium-Term Business Plan, we have set an aspiration of becoming one of the world's leading financial institutions by market capitalization. As a framework for achieving this aspiration, in April 2004 we introduced an integrated business group system comprising three core business areas: Retail, Corporate, and Trust Assets (Asset Management and Administration). These three businesses will serve as the group's core sources of net operating profit. In addition, the role of Mitsubishi Tokyo Financial Group, Inc. as the holding company has expanded from strategic coordination to integrated strategic management. Under the new framework, group-wide strategies will be determined by the holding company and executed by the subsidiary banks.

Under this integrated business group system, we aim to reduce overlapping of functions within the group, thereby increasing efficiency and realizing the benefits of our group resources and scale of operations. Moreover, through greater integration of our shared expertise in the banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services to our customers. As part of our efforts to increase group synergies and convenience to our customers, we will also seek to create and develop new services and distribution channels.

For information on the strategic business and capital alliance between Mitsubishi Tokyo Financial Group and ACOM, see "Item 5.A. Operating and Financial Review and Prospects--Recent Developments--Strategic Business and Capital Alliance between Mitsubishi Tokyo Financial Group and ACOM."

For information on the proposed management integration between Mitsubishi Tokyo Financial Group, Inc. and the UFJ Group, see "Item 5.A. Operating and Financial Review and Prospects--Recent Developments--Basic Agreement Regarding the Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group."

Bank of Tokyo-Mitsubishi

Bank of Tokyo-Mitsubishi is a major Japanese commercial banking organization. It provides a broad range of domestic and international banking services in Japan and around the world. As of June 1, 2004, Bank of Tokyo-Mitsubishi's network in Japan included 248 branches, 19 sub-branches, 57 loan plazas, 490 branch ATMs and 16,639 convenience store-based, non-exclusive ATMs. Bank of Tokyo-Mitsubishi organizes its operations based on customer and product segmentation, as follows:

..   retail banking;

..   commercial banking;

..   global corporate banking;

..   investment banking and asset management, and Mitsubishi Securities;

..   UNBC;

..   operations services;

..   treasury; and

..   other, including systems services and eBusiness & IT initiatives.

For a detailed analysis of financial results by business segment, which is mainly based on our business organizations, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Segment Analysis--Bank of Tokyo-Mitsubishi." For a detailed analysis of financial results by geographic segment, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Geographic Segment Analysis."

As discussed above, in April 2004 we introduced an integrated business group system which combines the operations of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank into three core business areas: Retail, Corporate and Trust Assets. Under the integrated business group system, each business unit of Bank of Tokyo-Mitsubishi will further cooperate with other business units of Bank of Tokyo-Mitsubishi and the various business groups of Mitsubishi Trust Bank. For example,

..   Mitsubishi Securities will collaborate with the retail banking business unit to develop and offer products and services for our retail clients as part of our Integrated Retail Banking Business Group.

..   The commercial banking business unit, the global corporate banking business unit, the investment banking and asset management business unit and Mitsubishi Securities will work together to develop and provide products and services for our corporate clients as part of our Integrated Corporate Banking Business Group.

..   Our IT solution business, which is part of the eBusiness and IT initiatives business unit, will also offer services as part of our Integrated Corporate Banking Business Group.

..   Our asset management services and global custody services, which is part of the investment banking and asset management business unit, will collaborate with business groups of Mitsubishi Trust Bank to offer services and products as part of our Integrated Trust Assets Business Group.

The UNBC business unit, the operations services unit, the treasury unit, the system services unit, the eBusiness & IT initiatives unit with the exception of IT solution business, and the corporate center are not part of our integrated business group system.

Retail Banking Business Unit

The retail banking business unit of Bank of Tokyo-Mitsubishi offers a full range of banking products and services, including financial consulting services, to individual customers in Japan. In addition to its branch offices and other direct distribution channels, the retail banking business unit offers products and services through e-net ATMs (a convenience store-based ATM network utilized by a number of different banks), telephone and internet banking services and mail order. Some of Bank of Tokyo-Mitsubishi's branches are joint branches with either Mitsubishi Trust Bank or Mitsubishi Securities, or both.

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

Individual annuity insurance. The unit has been actively promoting the sales of individual annuity insurance products since the Japanese government lifted the prohibition against sales of such products by Japanese banks in October 2002. The unit's current product lineup features capital guarantee variable annuity products and foreign currency-denominated fixed annuity insurance products. The latter lets customers choose between US dollar and euro denominations, and is the first such annuity insurance product introduced in Japan. In April 2004, we also introduced the first annuity insurance in Japan to offer an annuity capital guarantee at 110% of the basic benefit amount, which was also the first product developed as part of an alliance with Manulife Life Insurance Company.

Investment trusts. The unit offers 29 equity and bond funds and a program fund, the M-CUBE program, which is exclusively organized for Bank of Tokyo-Mitsubishi by Frank Russell Company, and combines four specific funds. We offer a menu of funds that allows our customers to achieve their desired balance of risk diversification and return.

As part of the effort to realize synergies between our two Japanese bank subsidiaries, the unit markets to its retail customers select trust products of Mitsubishi Trust Bank under a trust agency arrangement.

Tokyo-Mitsubishi Direct. The unit offers a telephone and internet banking service called Tokyo-Mitsubishi Direct. Since the service was launched in 1999, the number of customers has risen steadily, reaching 2.4 million individual customers at the end of March 2004, which is approximately 17% of the unit's total customer base.

Credit cards. The unit offers MasterCard and VISA credit cards through several channels. Through Bank of Tokyo-Mitsubishi, it offers the Tokyo-Mitsubishi Card. It also offers credit cards through Bank of Tokyo-Mitsubishi's subsidiaries, DC Card Co., Ltd. and Tokyo Credit Service, Ltd.

Tokyo-Mitsubishi Cash One. Since March 2002, the unit has offered loans to its customers through Tokyo-Mitsubishi Cash One Ltd., a consumer credit company established jointly by Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and three leading Japanese consumer credit companies: ACOM, DC Card and JACCS Co., Ltd.

Commercial Banking Business Unit

As part of our Integrated Corporate Banking Business Group, the commercial banking business unit of Bank of Tokyo-Mitsubishi mainly provides banking products and services to a wide range of business customers, from large corporations to medium-sized and small businesses, and is responsible for customer relationships. The unit serves these customers through 115 offices in Japan as well as directly from its headquarters. The unit provides traditional commercial banking services, such as deposits, settlement, foreign exchange and loans, as well as trust products of Mitsubishi Trust Bank, electronic banking and highly sophisticated consultancy services to meet its customers' needs. The unit works closely with other business units, such as the global corporate banking business unit, the treasury unit and the investment banking and asset management business unit.

Financing and fund management. The unit advises on financing methods for our customers' various financing needs, including loans with derivatives, corporate bonds, commercial paper, asset backed securities, securitization programs and syndicated loans. The unit also offers a wide range of products to meet our customers' fund management needs, such as deposits with derivatives, government bonds, debenture notes and investment funds.

Advice on business expansion overseas. The unit provides advisory services to clients launching businesses overseas, particularly Japanese companies expanding into other Asian countries.

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

Corporate management/financial strategies. The unit provides advisory services to customers in the areas of mergers and acquisitions, inheritance-related business transfers and stock listings. The unit also helps customers develop financial strategies to restructure their balance sheets. These strategies include the use of credit lines, factoring services and securitization of real estate.

Corporate welfare facilities. The unit offers products and administrative services to help customers with employee benefit plans. As a service to our customers, the unit often provides housing loans to our customers' employees. The unit also provides company-sponsored employee savings plans and defined contribution plans.

Global Corporate Banking Business Unit

The global corporate banking business unit of Bank of Tokyo-Mitsubishi provides banking services to large Japanese corporations and their overseas operations as well as to non-Japanese corporations who do business on a global basis. The unit serves customers through corporate banking divisions in Tokyo, a global network of 57 overseas branches and sub-branches, 16 representative offices and overseas banking subsidiaries.

Overseas business support. The unit provides a full range of services to support customers' overseas activities, including loans, deposits, assistance with mergers and acquisitions and cash management services. The unit provides financial services to customers in cooperation with other business units, such as the treasury unit and the investment banking and asset management business unit, and also through subsidiaries that are part of those units, such as Mitsubishi Securities, Mitsubishi Securities International plc (formerly Tokyo-Mitsubishi International plc) and BTM Capital Corporation.

During the fiscal year ended March 31, 2004, the unit provided advisory services to help customers develop financial strategies, such as arranging the issuance of asset-backed commercial paper, providing credit commitments and securitizing real estate in Japan. Together with the investment banking and asset management business unit, the unit also developed its investment banking business to increase our non-interest income.

Global Cash Management Service. Bank of Tokyo-Mitsubishi started offering Global Cash Management Service, or GCMS, through our foreign branches. This service allows customers to monitor their foreign accounts and make remittances through their personal computers and Bank of Tokyo-Mitsubishi has introduced several enhancements such as internet-based access and Chinese-language capability. This service is now available through 21 foreign branches and the total number of GCMS corporate customers was over 2,270 as of March 31, 2004, an increase of about 470 customers compared to that as of March 31, 2003.

Investment Banking and Asset Management Business Unit and Mitsubishi Securities

Bank of Tokyo-Mitsubishi's investment banking business unit and asset management business unit were merged in May 2003 to form the investment banking and asset management business unit.

    Investment Banking

The unit provides capital markets, derivatives, securitization, syndicated loans, structured finance and other services. Other business units of Bank of Tokyo-Mitsubishi cooperate with the investment banking and asset management business unit in offering services to customers. In addition, BTM Capital Corporation and BTM Leasing & Finance, Inc. provide leasing services to their customers.

Capital Markets. The unit provides arrangement services relating to private placements for mainly medium-sized enterprise issuers and institutional investors. During the fiscal year ended March 31, 2004, we arranged 853 issuances totaling (Yen)234.5 billion.

Derivatives. The unit develops and offers derivatives products for risk management and other financial needs. The unit has trading desks and sales teams specializing in derivatives in Tokyo, Singapore, Hong Kong, London and New York.

Securitization. In the securitization area, the unit is primarily engaged in asset-backed commercial paper programs and has securitization teams based in Tokyo, New York and London. It continues to develop and structure new types of transactions.

Syndicated loans. The unit structures and syndicates many types of loan transactions, including term loans, revolving credit and structured transactions. It has loan syndication operations in Tokyo, New York, London, Hong Kong and Singapore. We arranged syndicated loans with an aggregate principal amount totaling $44.0 billion in the year ended December 31, 2003.

Structured finance. The unit engages in project finance, real estate finance, lease related finance, and other types of non-recourse or limited-recourse and structured financings. It provides customers with financial advisory services, loan arrangements and agency services. It has teams located in Tokyo, Hong Kong, Singapore, London, New York and Boston.

Other investment banking services. In the United States, the unit offers leasing services through two subsidiaries, BTM Capital Corporation and BTM Leasing & Finance. BTM Capital Corporation offers a wide range of leasing services to non-Japanese customers, while BTM Leasing & Finance focuses on providing services to the U.S. subsidiaries and affiliates of Japanese corporations.

    Asset Management

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

Asset management. Tokyo-Mitsubishi Asset Management, Ltd., a licensed discretionary investment advisor and investment trust management company, provides investment management and advisory services for institutional investors, including pension funds. It also offers a wide array of investment products which, as of March 31, 2004, are marketed by almost 60 Japanese financial institutions, including the Bank of Tokyo-Mitsubishi and regional banks, mainly to individual customers.

Tokyo-Mitsubishi Asset Management has continued to expand its investment product line. In the fiscal year ended March 31, 2004, it launched a new fund that mainly invests in fixed-income securities issued by foreign governments and pays dividends quarterly.

Tokyo-Mitsubishi Asset Management will merge with Mitsubishi Trust Asset Management Co., Ltd. to form Mitsubishi Asset Management Co., Ltd. on October 1, 2004. Mitsubishi Asset Management aims to become a leader in Japan's publicly offered investment trust industry by leveraging its high-quality, sophisticated products and services with our excellent customer base.

The Bank of Tokyo-Mitsubishi and Tokyo-Mitsubishi Asset Management also maintain business relationships with Mellon Financial Group, Frank Russell Company, Ltd. and Schroder Investment Management (Japan) Ltd. Tokyo-Mitsubishi Asset Management distributes sophisticated investment products provided by these institutions.

Advice on Defined Contribution Plans. We provide consulting services for defined contribution plans through Defined Contribution Plan Consulting of Japan Co., Ltd., which was established by Bank of Tokyo-Mitsubishi in alliance with Mitsubishi Trust Bank, Meiji Yasuda Life Insurance Company and Tokio Marine & Fire Insurance, Ltd., following legislation introduced in October 2001. Defined Contribution Plan Consulting of Japan provides a full range of services, such as plan administration services and advising clients in the selection of investment products, to meet various needs for our corporate clients and the plan participants.

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

    Mitsubishi Securities

Mitsubishi Securities offers investment banking services, including securities-related services and advice on mergers and acquisitions and corporate advisory matters, to its customers.

In September 2002, we merged Bank of Tokyo-Mitsubishi's securities subsidiaries and affiliate, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd. and Tokyo-Mitsubishi Personal Securities Co., Ltd., and Mitsubishi Trust Bank's securities affiliate, Issei Securities Co., Ltd., to create Mitsubishi Securities. As of March 31, 2004, we owned 58.38% of Mitsubishi Securities. Mitsubishi Securities functions as the core of our securities and investment banking business. Since the merger, we have consolidated most of our securities business and various areas of our investment banking business, such as mergers and acquisitions, derivatives, corporate advisory and securitization operations that were previously conducted through Bank of Tokyo-Mitsubishi's investment banking unit, into Mitsubishi Securities. In the fiscal year ended March 31, 2003, we started to account for Mitsubishi Securities as a separate segment for financial management purposes. For more details, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Segment Analysis--Bank of Tokyo-Mitsubishi."

In addition to its own branch network, Mitsubishi Securities caters to the needs of individual investors in cooperation with Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank through joint branches and MTFG Plazas that provide a variety of financial products and services targeted toward individual investors. As of March 31, 2004, Mitsubishi Securities had 69 offices, 30 of which had been converted to joint branches with Bank of Tokyo-Mitsubishi or Mitsubishi Trust Bank.

In the fixed income securities business, Mitsubishi Securities offers customers a wide range of investment products. Mitsubishi Securities provides in-depth company and strategy reports through its in-house research functions and its equity sales staff provides services to a wide range of domestic and overseas clients ranging from individual investors to institutional investors. Through its derivative products, Mitsubishi Securities provides various solutions to meet customers' risk management needs. Other services offered by Mitsubishi Securities include bond underwriting, equity underwriting, securitization of assets, initial public offerings, mergers and acquisitions, and support for investor relations activities. To reinforce its global network, Mitsubishi Securities acquired the overseas securities subsidiaries of the Bank of Tokyo-Mitsubishi in New York, Hong Kong, and Singapore in 2003, and made Tokyo-Mitsubishi International plc (currently Mitsubishi Securities International plc) in London into its subsidiary in July 2004.

UNBC Business Unit

As of June 30, 2004, Bank of Tokyo-Mitsubishi owned 62.1% of UnionBanCal Corporation, a publicly traded company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal's bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits and is among the oldest banks on the West Coast, having roots as far back as 1864.

UNBC provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

UNBC's operations are divided into four primary groups.

The Community Banking and Investment Services Group. This group offers its customers a wide spectrum of financial products within its comprehensive lineup. With a broad line of checking and savings, investment, loan and fee-based banking products, individual and business clients, including not-for-profit, small and institutional investors, can each have their specific needs met. As of June 30, 2004, these products are offered in 301 full-service branches, primarily in California, as well as in Oregon and Washington. In addition, the group offers international and settlement services, e-banking through its website, check cashing services at its Cash & Save locations and loan and investment products tailored to its high net worth consumer customers through its private banking business. Institutional customers are offered employee benefit, 401(k) administration, corporate trust, securities lending and custody (global and domestic) services. The group also includes a registered broker-dealer and a registered investment advisor, which provide investment advisory services and manage a proprietary mutual fund family.

In accordance with its strategies to diversify earnings and broaden its branch network, UNBC aims to expand its business through targeted acquisitions, including banks and insurance agencies. For example, in 2001 UNBC acquired the Fullerton, California-based Armstrong/Robitaille, Inc. UNBC then acquired the San Diego, California-based John Burnham & Company in 2002 before acquiring two additional regional insurance brokers, Pleasanton, California-based Tanner Insurance Brokers, Inc., and Glendale, California-based Knight Insurance Agency in 2003. With offices in California and Oregon, these acquisitions allow UNBC to offer an extensive array of cost-effective risk management services and insurance products to business and retail customers.

During 2002, UNBC acquired the Simi Valley, California-based First Western Bank and Santa Clarita, California-based Valencia Bank & Trust, which added $490 million in assets to UNBC's balance sheet and 12 branches to its branch network. During 2003, UNBC acquired the Watsonville, California-based Monterey Bay Bank, which added $632 million in assets to its balance sheet and eight branches to its branch network. In January 2004, UNBC acquired Business Bank of California, a commercial bank headquartered in San Bernardino, California, with $704 million in assets and 15 full-service branches. The integration of these banks expanded UNBC's geographic footprint in both Southern and Northern California and allows UNBC to expand its client base while offering existing consumer and commercial customers a fuller range of financial services. In July 2004, UNBC announced that it will acquire Jackson Federal Bank, which operates 14 branches in Southern California. As of June 30, 2004, Jackson Federal Bank had $1.2 billion in outstanding loans and $1.1 billion in deposits.

The Commercial Financial Services Group. This group offers a variety of commercial financial services, including commercial loans and project financing, real estate financing, asset-based financing, trade finance and letters of credit, lease financing, customized cash management services and selected capital markets products. The group's customers include middle-market companies, large corporations, real estate companies and other more specialized industry customers. In addition, specialized depository services are offered to title and escrow companies, retailers, domestic financial institutions, bankruptcy trustees and other customers with significant deposit volumes.

The International Banking Group. This group primarily provides correspondent banking and trade finance-related products and services to financial institutions worldwide, primarily in Asia. This group has a long and stable history of providing these services to that market.

The Global Markets Group. This group, in collaboration with other UNBC business groups, offers customers a broad range of products. They include a variety of foreign exchange products and risk management products, such as interest rate swaps and options. The group trades money market and fixed income securities in the secondary market and serves institutional investment needs. The group also manages market-related risks for UNBC as part of its responsibilities for asset/liability management, including funding UNBC's liquidity needs and addressing its interest rate risk.

Operations Services Unit

Through its operations services unit, Bank of Tokyo-Mitsubishi provides operations and settlement services to its other business units. The unit also earns fee income by providing settlement and remittance services, including correspondent banking services, to Bank of Tokyo-Mitsubishi's customers. In addition, the unit also offers competitive operations and settlement services to other financial institutions to meet their outsourcing needs.

Operations services. The operations division of Bank of Tokyo-Mitsubishi's operations services unit provides operations services for the domestic commercial banking activities of the retail banking, commercial banking and global corporate banking business units. Bank of Tokyo-Mitsubishi has expanded centralized processing at its operations centers, which will increase the efficiency of its branch offices. On March 31, 2004, Bank of Tokyo-Mitsubishi entered into an alliance with 23 other regional banks to cooperate with regard to logistics among domestic branches in order to achieve more efficient branch network operations.

The operations division also offers outsourcing services in foreign remittance, export and import operations for Japanese financial institutions. As of March 31, 2004, 69 Japanese banks utilized Bank of Tokyo-Mitsubishi's foreign remittance services offered under its Global Operation Automatic Link (GOAL) service, and a number of Japanese banks outsourced their export and import operations to Bank of Tokyo-Mitsubishi.

Correspondent banking and settlement. The payment and clearing services division of Bank of Tokyo-Mitsubishi's operations services unit maintains financial institutions' accounts with correspondent arrangements. As of March 31, 2004, Bank of Tokyo-Mitsubishi had correspondent arrangements with 2,980 foreign banks and other financial institutions, of which 1,646 had yen settlement accounts with Bank of Tokyo-Mitsubishi. Bank of Tokyo-Mitsubishi also had correspondent arrangements with 133 Japanese financial institutions, for which Bank of Tokyo-Mitsubishi held 142 yen and foreign currency accounts.

The Foreign Exchange Yen Clearing System in Japan introduced an entrustment procedure for yen clearing through which banks may entrust other banks to conduct yen clearing for them. Bank of Tokyo-Mitsubishi has the largest share of this business in the market. As of March 31, 2004, 46 regional and foreign banks in Japan outsourced their yen clearing operations to Bank of Tokyo-Mitsubishi. Bank of Tokyo-Mitsubishi handled approximately 25% of these transactions based on transaction amounts and is a market leader in the yen settlement business.

Bank of Tokyo-Mitsubishi's payment and clearing services division is also taking the initiative in the global implementation of the Continuous Linked Settlement operation, which is intended to eliminate the settlement risk that can occur when foreign exchange deals are settled.

Treasury Unit

The treasury unit of Bank of Tokyo-Mitsubishi manages Bank of Tokyo-Mitsubishi's overall funding requirements. The unit is responsible for Bank of Tokyo-Mitsubishi's asset liability management and manages Bank of Tokyo-Mitsubishi's securities investment portfolio, foreign exchange and derivatives transactions, including proprietary trading. It works with other business units to provide various financial products such as foreign currency forward, currency options and commercial paper.

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

In the international money markets, the treasury unit raises foreign currency funds through inter-bank transactions, deposits and certificates of deposit. It actively deals in short-term yen-denominated instruments, such as interest rate swaps, futures and options on futures. Bank of Tokyo-Mitsubishi is a major market maker in short-term yen interest rate swaps.

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

Other Business Units

In addition to the above, Bank of Tokyo-Mitsubishi also has other business units, including:

..   system services, which is responsible for Bank of Tokyo-Mitsubishi's computer systems;

..   eBusiness & IT initiatives, which is responsible for developing and overseeing information technology within the Bank of Tokyo-Mitsubishi as well as related business opportunities; and

..   the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance within Bank of Tokyo-Mitsubishi.

Mitsubishi Trust Bank

Mitsubishi Trust Bank is one of the major trust banks in Japan. It engages in the following businesses:

..   trust-banking business;

..   trust assets business;

..   real estate business;

..   stock transfer agency business; and

..   global markets business.

As discussed above, in April 2004 we introduced an integrated business group system which combines the operations of Mitsubishi Trust Bank and Bank of Tokyo-Mitsubishi into three core business areas: Retail, Corporate and Trust Assets. Under the integrated business group system, each business unit of Mitsubishi Trust Bank will further cooperate with other business groups of Mitsubishi Trust Bank and the various business units of Bank of Tokyo-Mitsubishi. For example,

..   The retail banking services provided by Mitsubishi Trust Bank's trust banking business group and the real estate services provided to individuals by Mitsubishi Trust Bank's real estate business group will be provided as part of our Integrated Retail Banking Business Group.

..   The corporate finance products and services provided by Mitsubishi Trust
    Bank's trust banking business group, the real estate services provided to corporate clients by Mitsubishi Trust Bank's real estate business group and the services provided by Mitsubishi Trust Bank's stock transfer agency business group will be provided as part of our Integrated Corporate Banking Business Group.

..   The trust assets management services and the asset administration and custodial services provided by Mitsubishi Trust Bank's trust assets business group will be provided as part of our Integrated Trust Assets Business Group.

With the exception of treasury-related services, services in the global markets business group are provided as part of Mitsubishi Tokyo Financial Group, Inc.'s integrated corporate banking business group.

As of March 31, 2004, Mitsubishi Trust Bank had a network of 47 branches and one sub-branch in Japan. For a detailed analysis of financial results by business segment, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Business Segment Analysis--Mitsubishi Trust Bank," and for a detailed analysis of financial results by geographic segment, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Geographic Segment Analysis."

Trust-Banking Business Group

The trust-banking business group of Mitsubishi Trust Bank provides retail banking and trust services, as well as corporate financing services. The trust-banking business group provides a full range of trust and commercial banking products and various financial services to individuals, corporations, institutional investors and public organizations. Mitsubishi Trust Bank offers some of its products and services through its trust agency arrangements with various banks, including Bank of Tokyo-Mitsubishi.

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

Since 1999, Mitsubishi Trust Bank has offered a members-only service called the "Excellent Club" targeted at customers who have aggregate balances of over
(Yen)10 million per household at Mitsubishi Trust Bank. As of March 31, 2004, the Excellent Club had a membership of over 260,000 households. Members of the Excellent Club have access to, among other things, favorable interest rates and fee discounts, wealth management services and special products such as the "Excellent Club time deposits."

Corporate finance products and services. The trust-banking business group offers a range of services which integrate trust and banking functions in order to satisfy the financial needs of approximately 7,000 corporate clients. Examples of traditional commercial banking services include loans, the arrangement of syndicated loans, securitization and the establishment of loan commitments. Leveraging Mitsubishi Trust Bank's experience and know-how relating to the asset management business, real estate brokerage and appraisal services, the group offers services tailored to the financial strategies of each client, including securitization of real estate, receivables and other assets.

With respect to securitization services, the group is engaged in the securitization of the Government Housing Loan Corporation's housing loans and the securitization of nonperforming loans in cooperation with Japan's Resolution and Collection Corporation. As of March 31, 2004, the outstanding balance of loan credits (including nonperforming loans), property, sales credits and other credits that were securitized was over (Yen)6 trillion.

In order to meet the various needs of corporate customers, the group offers appropriate solutions by providing trust banking that combines trust services, such as those related to pensions and real estate, with diverse financing options.

Trust Assets Business Group

The trust assets business group provides fiduciary asset management and administration services. As of March 31, 2004, the balance of corporate pension assets entrusted to Mitsubishi Trust Bank surpassed the level held by all other trust banks in Japan.

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

Mitsubishi Trust Asset Management Co., Ltd. will merge with Tokyo-Mitsubishi Asset Management to form Mitsubishi Asset Management Co., Ltd. on October 1, 2004. We believe this merger will strengthen our competitiveness in Japan's publicly offered investment trust industry by combining high-quality, sophisticated products and services with our broad customer base.

To address the diverse needs of Mitsubishi Trust Bank's clients, the group offers a wide range of products, including actively managed funds for investors seeking to outperform the market as well as passively managed or index-based funds, which are becoming increasingly popular. The group also provides currency overlay management services and alternative investment products.

Asset administration and custodial services. In the asset administration business, the group provides a broad range of administrative and custodial services to corporations, institutional investors and other clients. In May 2002, Mitsubishi Trust Bank transferred to Master Trust Bank of Japan, Ltd. assets under management encompassing securities held by funds including pension trusts, specified money trusts and securities investment trusts. Master Trust Bank of Japan is a trust bank which specializes in asset administration. It was established in May 2000 by Mitsubishi Trust Bank, Nippon Life, UFJ Trust Bank, Meiji Yasuda Life and Deutsche Bank. In October 2002 and November 2003, UFJ Trust Bank transferred its assets under management encompassing securities held by funds, including pension trusts, specified money trusts, and securities investment trusts to Master Trust Bank of Japan, increasing its trust assets to approximately (Yen)90 trillion as of March 31, 2004.

Real Estate Business Group

In addition to its principal business of real estate brokerage operations, the real estate business group utilizes its significant know-how relating to the securitization of real estate and real estate development, management and appraisal, to meet the diverse real estate-related needs of retail and corporate clients. The group is also focused on providing services that build on the experience and expertise of a trust bank. For example, the group offers advice relating to clients' real estate assets in the context of the restructuring of their businesses and financial strategies and their balance sheets, as clients try to respond to changes in the accounting treatment of impairment losses and the increased focus on consolidated financial statements under Japanese GAAP. The group retains the services of a large number of highly qualified experts, including registered architects, registered real estate transaction managers, appraisers and associate appraisers and registered real estate consultants.

Stock Transfer Agency Business Group

In April 2004, Mitsubishi Trust Bank upgraded the status of its stock transfer agency business from part of the trust-banking business group to a newly established stock transfer agency business group. Mitsubishi Trust Bank aims to expand its stock transfer agency business by tapping into a wider client base and working closely with Bank of Tokyo-Mitsubishi. The group offers stock transfer agency services for corporate clients where Mitsubishi Trust Bank acts as an agent, as designated under the Japanese Commercial Code, and handles various administrative procedures such as stock title transfers and the calculation and payment of dividends. The group also offers consultation services relating to investor relations and corporate governance to listed companies and advises companies planning to go public on how to prepare for an initial public offering and other practical procedures involved in the issuance of shares. The group also provides a service that enables companies to send shareholder meeting notices to, and receive proxies from, shareholders via the internet. As of March 31, 2004, Mitsubishi Trust Bank was serving as the stock transfer agent for 916 companies based in Japan and overseas.

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

Mitsubishi Trust Bank maintains a presence in the world's major financial markets through a network of five branches, three representative offices and five major subsidiaries.

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

In terms of new market entrants, other financial institutions, such as Orix Corporation, and non-financial companies, such as Sony Corporation and Ito-Yokado Co., Ltd., have also begun to offer various banking services, often through non-traditional distribution channels. Also, in recent years, various large foreign financial institutions have significantly expanded their presence in the Japanese domestic market. Citigroup, for example, has expanded its banking activities and moved aggressively to provide investment banking and other financial services, including retail services.

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

For a discussion of the three principal types of private banking institutions, see " --The Japanese Financial System." In addition, in recent years, Japanese corporations are increasingly raising funds by accessing the capital markets, both within Japan and overseas, resulting in a decline in demand for loan financing. Furthermore, as foreign exchange controls have been generally eliminated, our customers can now have direct access to foreign financial institutions, with which we must also compete.

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

The trust assets business is a promising growth area that is competitive and becoming more so because of changes in the industry. In addition, there is growing corporate demand for change in the trust regulatory environment, such as reform of the pension system and related accounting regulations under Japanese GAAP. However, competition may increase in the future as regulatory barriers to entry are lowered. Currently, the Japanese Diet is considering legislation proposing to expand the types of property that can be entrusted, to allow non-financial companies to conduct trust business and to allow a new type of registration to conduct only the administration type trust business. If these changes are implemented, the trust business will expand but at the same time there will be more competition.

Integration. Another major reason for heightened competition in Japan is the integration and reorganization of Japanese financial institutions. In 1998, amendments were made to the Banking Law to allow the establishment of bank holding companies, and this development together with various factors, such as the decline of institutional strength caused by the bad loan crisis and intensifying global competition, resulted in a number of integrations involving major banks in recent years. In September 2000, The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank, Limited and The Industrial Bank of Japan, Limited jointly established a holding company, Mizuho Holdings, Inc., to own the three banks. In April 2002, these three banks were reorganized into two banks--Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. In April 2001, The Sumitomo Bank, Limited and The Sakura Bank, Limited were merged into Sumitomo Mitsui Banking Corporation. In April 2001, The Sanwa Bank, Limited, The Tokai Bank, Limited and The Toyo Trust and Banking Company, Limited jointly established a holding company, UFJ Holdings, to own the three banks. In January 2002, the three banks were reorganized into two banks, UFJ Bank and UFJ Trust Bank Limited. In December 2001, The Daiwa Bank, Ltd. and two regional banks established Daiwa Bank Holdings Inc., which in March 2002 consolidated with Asahi Bank, Ltd. and changed its corporate name to Resona Holdings, Inc. in October 2002. For information on the injection of public funds into Resona Bank, Ltd., a subsidiary bank of Resona Holdings, Inc., see "--Supervision and Regulation--Japan--Deposit Insurance and Government Investment in Financial Institutions."

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into three categories (the following numbers are based on currently available information published by the Financial Services Agency) as of June 11, 2004:

..   ordinary banks (128 ordinary banks and 72 foreign commercial banks with ordinary banking operations);

..   trust banks (26 trust banks, including 8 Japanese subsidiaries of foreign financial institutions); and

..   long-term credit banks (one long-term credit bank).

Ordinary banks in turn are classified as city banks, of which there are six, including Bank of Tokyo-Mitsubishi, and regional banks, of which there are 114. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

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

In April 2004, the Tokyo metropolitan government acquired the Japanese subsidiary of a foreign trust bank and relaunched it as New Bank Tokyo. Under the Tokyo metropolitan government's plan, New Bank Tokyo is expected to focus on loans and guarantees for small and medium-sized businesses, as well as tie-ups with various non-financial businesses. The new bank is scheduled to begin operations starting April 2005.

Supervision and Regulation

Japan

Supervision. As a result of the deregulation and structural reforms in the Japanese financial industry, Japanese financial institutions gained the opportunity to provide a wider range of financial products and options to their clients as discussed in "--Competition--Japan," while at the same time becoming subject to stricter control and supervision.

After several reorganizations of Japanese governmental agencies, the Financial Services Agency was established as an agency of the Cabinet Office in 1998. It is responsible for supervising and inspecting financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as the central bank for financial institutions, conducts "on-site inspections," in which its staff visits financial institutions and inspects the assets and risk management systems of those institutions.

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

The Securities and Exchange Law. Article 65 of the Securities and Exchange Law of Japan generally prohibits a bank from engaging in the securities business. Under this law, banks, including Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, may not engage in the securities business except for limited activities such as dealing in, underwriting and acting as broker for, Japanese governmental bonds, Japanese local government bonds and Japanese government guaranteed bonds, and selling Japanese and foreign investment trust certificates. A recent deregulation of the securities business has clarified that banks may engage in market-inducting businesses such as providing advice regarding public offerings or listings and that the Japanese government will allow banks with appropriate firewalls to provide securities intermediary services.

In general, the restrictions of the Securities and Exchange Law do not extend directly to the subsidiaries of banks located outside Japan, which engage in the securities business mainly in connection with capital-raising by Japanese companies outside of Japan.

Despite the general prohibition under Article 65, the Financial System Reform Act allows banks, trust banks, securities companies and insurance companies to engage in the businesses of other financial sectors through their subsidiaries in Japan.

Furthermore, banks' securities subsidiaries in Japan are now permitted to engage in the underwriting and brokerage of not only bonds, but also equity securities. This has enabled the securities subsidiaries of banks to offer various securities-related services to their customers.

In addition, Mitsubishi Tokyo Financial Group, Inc. and some of its subsidiaries are required to file with the Director of the Kanto Local Finance Bureau of the Ministry of Finance a securities report for each fiscal period supplemented by semi-annual and extraordinary reports pursuant to the Securities and Exchange Law.

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

Law concerning trust business conducted by financial institutions. Under the Trust Business Law, joint stock companies that are licensed by the Prime Minister as trust companies are allowed to conduct trust business. In addition, under the Law Concerning Concurrent Operation for Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business. Currently, the Japanese Diet is considering legislation proposing to expand the types of property that can be entrusted, to allow non-financial companies to conduct trust business and to allow a new type of registration to conduct only the administration type trust business.

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

Personal Information Protection Law. With regards to protection of personal information, the new Personal Information Protection Law will become fully effective on April 1, 2005 and, accordingly, will be applicable to us. Among other matters, the law requires us to limit the use of personal information to its stated purpose and to properly manage the personal information in our possession, and forbids us from providing personal information to third parties without consent. If we violate certain provisions of the law, the Financial Services Agency may advise or order us to take proper action. Furthermore, stricter rules than the standards stated in the law may be introduced for financial institutions in the near future.

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation.

Overall supervision and regulation. We are subject to supervision, regulation and examination with respect to our U.S. operations by the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, pursuant to the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and the International

Banking Act of 1978, as amended, or the IBA, because we are a bank holding company and a foreign banking organization, respectively, as defined pursuant to those statutes.

The Federal Reserve Board functions as our "umbrella" regulator under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

..   prohibited further expansion of activities in which bank holding companies, acting directly or through nonbank subsidiaries, may engage;

..   authorized qualifying bank holding companies to opt to become "financial holding companies," and thereby acquire the authority to engage in an expanded list of activities, including merchant banking, insurance underwriting and a full range of securities activities; and

..   modified the role of the Federal Reserve Board by specifying new relationships between the Federal Reserve Board and the functional regulators of nonbank subsidiaries of both bank holding companies and financial holding companies.

We have not elected to become a financial holding company.

The BHCA generally prohibits each of a bank holding company and a foreign banking organization that maintains branches or agencies in the United States from, directly or indirectly, acquiring more than 5% of the voting shares of any company engaged in nonbanking activities in the United States unless the bank holding company or foreign banking organization has elected to become a financial holding company, as discussed above, or the Federal Reserve Board has determined, by order or regulation, that such activities are so closely related to banking as to be a proper incident thereto and has granted its approval to the bank holding company or foreign banking organization for such an acquisition. The BHCA also requires a bank holding company or foreign banking organization that maintains branches or agencies in the United States to obtain the prior approval of an appropriate federal banking authority before acquiring, directly or indirectly, the ownership of more than 5% of the voting shares or control of any U.S. bank or bank holding company. In addition, under the BHCA, a U.S. bank or a U.S. branch or agency of a foreign bank is prohibited from engaging in various tying arrangements involving it or its affiliates in connection with any extension of credit, sale or lease of any property or provision of any services.

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

U.S. branches and agencies of foreign banks must be licensed, and are also supervised and regulated, by a state or by the Office of the Comptroller of the Currency, or the OCC, the federal regulator of national banks. All of the branches and agencies of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank in the United States are state-licensed. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound practices. U.S. federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

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

..   Mitsubishi Trust & Banking Corporation (U.S.A.), New York, New York
    (through Mitsubishi Trust Bank, a registered bank holding company).

Bank of Tokyo-Mitsubishi Trust Company and Mitsubishi Trust & Banking Corporation (U.S.A.) are chartered by the State of New York and are subject to the supervision, examination and regulatory authority of the Superintendent pursuant to the New York Banking Law. Union Bank of California, N.A., is a national bank subject to the supervision, examination and regulatory authority of the OCC pursuant to the National Bank Act.

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

The Gramm-Leach-Bliley Act removed almost all of the pre-existing statutory barriers to affiliations between commercial banks and securities firms by repealing Sections 20 and 32 of the Glass-Steagall Act. At the same time, however, the so-called "push-out" provisions of the Gramm-Leach-Bliley Act narrowed the exclusion of banks, including the U.S. branches of foreign banks, from the definitions of "broker" and "dealer" under the Securities Exchange Act of 1934, potentially requiring all such banks to transfer some activities to affiliated broker-dealers. The SEC has issued rules regarding the push-out of "dealer" functions that became effective on September 30, 2003. On June 30, 2004, the SEC issued its proposed Regulation B, which would govern the push-out requirements for "broker" functions. The SEC has proposed to adopt Regulation B as a final rule in January 2005, with full compliance required approximately one year thereafter, although the final form of Regulation B and the date of its effectiveness are still subject to change. At this time, we do not believe that these push-out rules as adopted or as currently proposed will have a significant impact on our business as currently conducted in the United States.

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

C.  Organizational Structure

The following chart presents our basic corporate structure:

                                  [FLOW CHART]



Mitsubishi Tokyo Financial Group, Inc. is the direct shareholder of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. The other subsidiaries and affiliated companies are held indirectly under these two subsidiaries. In April 2004, Mitsubishi Tokyo Financial Group, Inc. acquired shares representing 13% of the voting rights in ACOM and following this transaction, Mitsubishi Tokyo Financial Group, Inc. and its group companies excluding shares held in the trust account of Mitsubishi Trust Bank together hold shares representing 15% of the voting rights in ACOM.

For information on the proposed management integration between Mitsubishi Tokyo Financial Group, Inc. and its subsidiaries and UFJ Holdings and its subsidiaries, see "Item 5.A. Operating and Financial Review and
Prospects--Recent Developments--Basic Agreement Regarding the Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group."

Set forth below is a list of our significant subsidiaries at March 31, 2004.

                                                                       Proportion of  Proportion
                                                         Country of      ownership    of voting
Name                                                    incorporation  interest (%)  interest (%)
----                                                    -------------- ------------- ------------
The Bank of Tokyo-Mitsubishi, Ltd......................     Japan         100.00        100.00
The Mitsubishi Trust and Banking Corporation...........     Japan         100.00        100.00
Mitsubishi Securities Co., Ltd.........................     Japan          58.38         58.12
DC Card Co., Ltd.......................................     Japan          43.06         43.06
Tokyo-Mitsubishi Asset Management Ltd..................     Japan          54.69         54.69
Mitsubishi Tokyo Wealth Management Securities, Ltd.....     Japan         100.00        100.00
The Diamond Factors Limited............................     Japan          76.94         76.94
The Diamond Home Credit Company Limited................     Japan          99.66         99.66
MTB Investment Technology Institute Co., Ltd...........     Japan         100.00        100.00
Tokyo-Mitsubishi Cash One Ltd..........................     Japan          60.80         60.80
Defined Contribution Plan Consulting of Japan Co., Ltd.     Japan          70.00         70.00
BOT Lease Co., Ltd.....................................     Japan          21.06         21.06
UnionBanCal Corporation................................ United States      62.20         62.20
Union Bank of California, N.A.......................... United States      62.20         62.20
Bank of Tokyo-Mitsubishi Trust Company................. United States     100.00        100.00
Tokyo-Mitsubishi International plc/(1)/................ United Kingdom    100.00        100.00
Mitsubishi Tokyo Wealth Management (Switzerland), Ltd..  Switzerland      100.00        100.00
Mitsubishi Trust International Limited................. United Kingdom    100.00        100.00
Mitsubishi Trust & Banking Corporation (U.S.A.)........ United States     100.00        100.00
Mitsubishi Trust Finance (Ireland) PLC.................    Ireland        100.00        100.00

   -----
   (1) On July 5, 2004, Tokyo-Mitsubishi International plc changed its name to "Mitsubishi Securities International plc."

D.  Property, Plants and Equipment

The following table presents our premises and equipment at cost as of March 31, 2003 and 2004:

                                                 At March 31
                                        -----------------------------
                                             2003           2004
                                        -------------- --------------
                                                (in millions)
          Land......................... (Yen)  193,278 (Yen)  171,379
          Buildings....................        432,230        426,691
          Equipment and furniture......        489,307        443,251
          Leasehold improvements.......        234,443        228,104
          Construction in progress.....         20,134          4,136
                                        -------------- --------------
             Total.....................      1,369,392      1,273,561
          Less accumulated depreciation        725,598        693,488
                                        -------------- --------------
          Premises and equipment--net.. (Yen)  643,794 (Yen)  580,073
                                        ============== ==============

Our head office is located at 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, and comprises 2,221.19 square meters of office space. At March 31, 2004, we conducted our banking operations either in our owned premises or in leased properties.

The following table presents the areas and book values of our material office and other properties at March 31, 2004:

                                       Area               Book value
                           ----------------------------- -------------
                           (in thousands of square feet) (in millions)
          Owned land......             9,550             (Yen)171,379
          Leased land.....             1,220                       --
          Owned buildings.            16,885                  180,019
          Leased buildings            11,446                       --

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

During the fiscal year ended March 31, 2004, we invested approximately
(Yen)52.0 billion in our subsidiaries primarily for office renovations and purchases of furniture and equipment.

Item 5. Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with "Item 3.A. Key Information--Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this Annual Report.

                                                                                      Page
Roadmap to Reading the Discussion of Our Operating and Financial Review and Prospects ----

      A.  Operating Results..........................................................  45

         Executive Summary...........................................................  45

         Recent Developments.........................................................  46

         Business Environment........................................................  49

         Critical Accounting Estimates...............................................  50

         Accounting Changes..........................................................  54

         Recently Issued Accounting Pronouncements...................................  56

         Results of Operations.......................................................  57

         Business Segment Analysis...................................................  68

         Geographic Segment Analysis.................................................  76

       Effect of the Change in Exchange Rates on Foreign Currency Translation........  77

      B.  Liquidity and Capital Resources............................................  78

         Financial Condition.........................................................  78

         Capital Adequacy............................................................  93

         Off-balance-sheet Arrangements..............................................  96

         Contractual Cash Obligations................................................ 100

         Non-exchange Traded Contracts Accounted for at Fair Value................... 100

      C.  Research and Development, Patents and Licenses, etc........................ 101

      D.  Trend Information.......................................................... 101

      E.  Off-balance-sheet Arrangements............................................. 101

      F.  Tabular Disclosure of Contractual Obligations.............................. 101

      G.  Safe Harbor................................................................ 101

A.  Operating Results

Executive Summary

Mitsubishi Tokyo Financial Group, Inc. is a holding company for Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. Through our subsidiaries and affiliated companies, we engage in a broad range of financial operations, including commercial banking, investment banking, asset management, trust banking and securities-related businesses, and provide related services to individual and corporate customers. The financial services industry and the global financial markets are influenced by many unpredictable factors, including economic conditions, monetary policy, international political events, liquidity in global markets and regulatory developments. Our operations are significantly affected by external factors, such as the level and volatility of interest rates, currency exchange rates, stock and real estate markets and other economic and market conditions. In addition, we hold a significant number of shares in some of our customers for strategic purposes, in particular to maintain long-term relationships. These shareholdings expose us to a risk of losses resulting from a decline in their market prices. Accordingly, our results of operations may vary significantly from period to period because of unpredictable events, including unexpected failures of large corporate borrowers, defaults in emerging markets and market volatility.

As the Japanese and overseas economies recovered generally in the fiscal year ended March 31, 2004, we achieved (Yen)822.2 billion of net income, an increase of 304% compared to the previous fiscal year. Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2004 was (Yen)1,180.1 billion, an increase of 349% compared to the previous fiscal year. These improvements were mainly due to a reversal of allowance for credit losses and an increase in non-interest income.

The reversal of allowance for credit losses was mainly due to an improvement in our loan portfolio as evidenced by the reduction in our nonperforming and impaired loans. The increase in non-interest income was primarily attributable to an increase in net foreign exchange gains reflecting the appreciation of the yen against foreign currencies, and an increase in net investment securities gains mainly due to the improvement in the Japanese stock market. These increases were partially offset by a decrease in net trading account profits, primarily due to the rise in long-term interest rates in Japan.

These favorable changes were partially offset by a decrease in net interest income primarily due to a decline in the average interest rate spread.

Recent Developments

Basic Agreement Regarding the Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group

On August 12, 2004, Mitsubishi Tokyo Financial Group, Inc., UFJ Holdings, Bank of Tokyo-Mitsubishi, UFJ Bank, Mitsubishi Trust Bank, UFJ Trust Bank Limited, Mitsubishi Securities, and UFJ Tsubasa Securities Co., Ltd., concluded a basic agreement with regard to the management integration of the holding companies, banks, trust banks and securities companies of the two groups. The management integration is subject to the approval of the shareholders and the relevant authorities. The integration of the two groups' holding companies, banks, trust banks and securities companies is targeted for completion by October 1, 2005.

The respective merger or other integration ratios for the holding companies, banks, trust banks and securities companies will be decided on the basis of forthcoming discussions considering rational assessments, including valuation reports by outside institutions. The organization, capital, specific integration procedures and other matters regarding the new holding company, new bank, new trust bank and new securities company will be decided on the basis of forthcoming discussions.

On September 17, 2004, Mitsubishi Tokyo Financial Group, Inc. purchased 3.5 billion class E preferred shares issued by UFJ Bank for (Yen)700 billion. This capital injection to UFJ Bank is part of our proposed management integration with the UFJ Group as outlined in the basic agreement between the two groups announced on August 12, 2004. The preferred shares issued by UFJ Bank are non-voting shares but convertible into voting preferred shares of UFJ Bank subject to restrictions set forth in the separate agreement described below. The investment is based on the assumption that the management integration of the two groups will proceed, and is intended to maximize the benefits of the management integration.

On September 10, 2004, Mitsubishi Tokyo Financial Group, Inc, UFJ Holdings and UFJ Bank also entered into a separate agreement setting forth, among other things, the following:

   (1) Restrictions on our right to convert the non-voting preferred shares into voting preferred shares. We may not convert the non-voting preferred shares into voting preferred shares unless:

      . any person other than us or UFJ Holdings becomes a shareholder of UFJ Bank;

      . any statutory merger, stock-for-stock exchange, stock transfer, corporate split or transfer of business between UFJ Holdings and any company other than us is approved by either UFJ Holdings' board of directors or at its general meeting of shareholders;

      . UFJ Holdings' board of directors approve any issuance by UFJ Holdings of new shares of any class, stock acquisition rights or bonds with stock acquisition rights;

      . (i) any person or company owns more than one-third of UFJ Holdings' equity securities, or (ii) a tender offer for UFJ Holdings' equity securities is commenced and it has been confirmed in a public notice that the offeror and related persons have become owners of more than 20% of UFJ Holdings' equity securities as a result of the tender offer; or

      . the proposal for a statutory merger or other integration between us and UFJ Holdings is not approved at any meeting of the shareholders of any class of UFJ Holdings' shares (except if such proposal is also not approved at UFJ Holdings' general meeting of shareholders).

   (2) Restrictions on our ability to transfer the preferred shares. Neither we nor UFJ Holdings may, without the other's consent, transfer, pledge or otherwise dispose of any shares it holds of UFJ Bank to or in favor of any third party.

   (3) Our put option and UFJ Holdings' call option relating to the preferred shares. We will have the right to sell all of the preferred shares of UFJ Banks we hold:

      . at a price equal to 130% of our acquisition price for the preferred shares if UFJ Holdings breaches certain of the representations and warranties, or any of its covenants or other obligations, under the September 10, 2004 basic agreement;

      . at a price equal to our acquisition price for the preferred shares if any person or company owns more than one-third of UFJ Holdings' equity securities, or a tender offer commences and it has been confirmed in a public notice that the offeror and related persons have become owners of more than one-third of UFJ Holdings' equity securities as a result of the tender offer;

      . at a price equal to our acquisition price for the preferred shares if the proposal for the integration between us and UFJ Holdings is not approved at two consecutive meetings of the holders of any class of UFJ Holdings' shares (except if such proposal is also not approved at UFJ Holdings' general meeting of shareholders); and

      . at a price equal to 130% of our acquisition price for the preferred shares if the proposal submitted by the board of directors of UFJ Holdings in connection with the business integration between us and UFJ Holdings is not approved at UFJ Holdings' general meeting of shareholders to be held with respect to the fiscal year ending March 31, 2005, and either (i) the proposal is not approved at UFJ
          Holdings' general meeting of shareholders to be held on or after October 1, 2005, or (ii) a proposal submitted by any person other than the board of directors of UFJ Holdings in connection with a business integration between UFJ Holdings and any company other than us is approved by UFJ Holdings' shareholders on or after October 1, 2005. In this circumstance, UFJ Holdings will have the right to purchase, or to cause a company designated by UFJ Holdings to purchase, all of the preferred shares of UFJ Bank held by us at a price equal to 130% of our acquisition price for the preferred shares.

See "Item 3.D. Risk Factors--Risks Related to Our Business--The proposed management integration with UFJ Holdings, Inc. and its subsidiaries and affiliates may be delayed, materially altered or abandoned. In addition, we may have difficulty integrating the operations of the UFJ Group."

Introduction of Our Integrated Business Groups

Effective April 1, 2004, we implemented a new integrated business group system, which combines the operations of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank in the following three areas--Retail, Corporate, and Trust Assets. Although this new measure did not change the legal entities of Mitsubishi Tokyo Financial Group, Inc., Bank of Tokyo-Mitsubishi, and Mitsubishi Trust Bank, it is intended to create more synergies by making collaboration of our subsidiary banks more effective and efficient.

Since the introduction was made subsequent to March 31, 2004, we did not reclassify the business segment information for the fiscal years ended March 31, 2002, 2003 and 2004 to reflect this system in this Annual Report. For further information regarding our integrated business groups, see "Item 4.B. Business Overview."

Strategic Business and Capital Alliance between Mitsubishi Tokyo Financial Group and ACOM

ACOM, a consumer finance company, and we reached an agreement on March 23, 2004 with respect to a strategic business and capital alliance in retail financial services. The main elements of the business alliance will be undertaken by ACOM and our subsidiary, Bank of Tokyo-Mitsubishi. As part of the capital alliance, we acquired approximately 20.7 million ACOM shares for (Yen)137.9 billion in April 2004. As a consequence of this acquisition, we own shares representing 15% of the voting rights in ACOM.

Legal Proceedings for Local Taxes

In October 2003, a number of banks, including our subsidiary banks, entered into a settlement-at-court with the Tokyo Metropolitan Government and the Tokyo Governor and withdrew their complaints regarding the Tokyo Metropolitan Government's local tax on large banks. The settlement included (a) a revision of the applicable tax rate to 0.9% from 3.0%, effective retroactive to the date of the enactment of the local tax in the fiscal year ended March 31, 2001 and
(b) a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. As a result of this settlement, our subsidiary banks received an aggregate tax refund plus accrued interest amounting to (Yen)42.0 billion.

Business Revitalization Plan of Mitsubishi Motors

On May 21, 2004, Mitsubishi Motors Corporation, or Mitsubishi Motors, announced a business revitalization plan under which it aims to achieve positive ordinary profit in the fiscal year ending March 2006 through sweeping business reforms. At the request of Mitsubishi Motors, our bank subsidiaries Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, along with Mitsubishi Heavy Industries, Ltd., Mitsubishi Corporation and other corporations, decided to subscribe to a private placement of preferred shares with the view to helping Mitsubishi Motors achieve the goals of its business revitalization plan. As a result, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank purchased an aggregate of (Yen)50 billion of preferred shares and also conducted a debt-for-equity swap relating to (Yen)130 billion aggregate principal amount of loans previously extended to Mitsubishi Motors. For further information regarding our transactions with Mitsubishi Motors, see note 33 to our consolidated financial statements.

Notice Concerning Redemption of Our Class 1 Preferred Shares

On August 26, 2004, we announced that we will redeem 40,700 shares of the 81,400 issued shares of our class 1 preferred shares on a pro-rata basis at
(Yen)3 million per share on October 1, 2004, pursuant to the terms and conditions for class 1 preferred shares set forth in our articles of incorporation.

Diamond Computer Service to Become Our Wholly Owned Subsidiary

On August 26, 2004, we announced that Diamond Computer Service, Co. Ltd. will become a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc. by December 22, 2004 through a share exchange. The transaction is subject to approval by Diamond Computer Service's shareholders and the relevant authorities.

Further Integration of Investment Banking and Securities Businesses

After the creation of Mitsubishi Securities, we have been consolidating most of our securities business and various areas of our investment banking business, such as mergers and acquisitions, derivatives, corporate advisory and securitization operations that were previously conducted through Bank of Tokyo-Mitsubishi's investment banking and asset management business unit, into Mitsubishi Securities.

To further integrate our investment banking and securities businesses, securities subsidiaries of Bank of Tokyo-Mitsubishi located in the United States, Hong Kong and Singapore were transferred to Mitsubishi Securities during the fiscal year ended March 31, 2004.

In addition, Tokyo-Mitsubishi International plc, a securities subsidiary of Bank of Tokyo-Mitsubishi located in the United Kingdom, was transferred to Mitsubishi Securities in July 2004 and subsequently renamed Mitsubishi Securities International plc.

Planned Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

In June 2003, Bank of Tokyo-Mitsubishi submitted to the government an application to transfer the obligation to pay benefits for future employee services related to the substitutional portion in defined benefit pension plans established under the Japanese Welfare Pension Insurance Law, and the application was approved by the government in August 2003. Since the approval, Bank of Tokyo-Mitsubishi has been making pension insurance payments to the government and the government has assumed the benefit obligations arising from future employee services. To complete the entire separation process, in August 2004 Bank of Tokyo-Mitsubishi made another application for transfer to the government of the remaining substitutional portion related to the benefit obligation for past services. Upon the approval of the second application, Bank of Tokyo-Mitsubishi will transfer to a government agency its remaining substitutional obligation and related pension plan assets, which amount will be determined pursuant to a government formula, and in exchange will be released from paying the remaining substitutional portion of the benefits to its employees. For more detailed information of the transfer of pension fund liabilities, see "Item 5.B. Liquidity and Capital Resources--Financial Condition--Severance Indemnities and Pension Liabilities."

Dissolution of Mortgage Securities Subsidiary

In the fiscal year ended March 31, 2004, we completed the liquidation process of our domestic mortgage securities subsidiary, The Diamond Mortgage Co., Ltd. The dissolution was due to the adverse business environment for the domestic mortgage securities business. For further information regarding our discontinued operations, see note 2 to our consolidated financial statements.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a wide range of financial operations, including commercial banking, investment banking, asset management, trust banking and securities-related businesses, and provide related services to individual and corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

..   General economic conditions;

..   Interest rates;

..   Currency exchange rates; and

..   Stock and real estate prices.

Economic Environment in Japan

The Japanese economy, our primary operating area, recently entered into a recovery phase mainly due to an increase in exports and capital spending, as well as improvements in employment and wages. The real gross domestic product growth rate for the fiscal year ended March 31, 2004 was 3.2%, compared to a 1.2% decline for the fiscal year ended March 31, 2002 and a 1.1% increase for the fiscal year ended March 31, 2003.

With respect to interest rates, short-term interest rates remained at near zero percent as the Bank of Japan continued its policy to provide ample liquidity in the money markets. The yield on 10-year government bonds, used as a benchmark for long-term interest rates, started in April 2003 at around 0.7%, reached a record low of around 0.5% in June 2003, and finished in March 2004 at around 1.4%. As of mid-September 2004, the yield was around 1.5%.

There was a significant recovery in stock prices, as exemplified by an approximately 47% increase in the Nikkei Stock Average, an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, from (Yen)7,972.71 at March 31, 2003 to (Yen)11,715.39 at March 31, 2004. In addition, the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, rose approximately 50% from 788.00 at March 31, 2003 to 1,179.23 at March 31, 2004. As of mid-September 2004, the Nikkei Stock Average was around (Yen)11,200, and the TOPIX was around 1,100.

In the foreign exchange markets, the value of the yen against the U.S. dollar generally appreciated during the fiscal year ended March 31, 2004. See "Item 3.A. Key Information--Selected Financial Data--Exchange Rate Information" for the historical noon buying rates of the Federal Reserve Bank of New York.

Land prices in Japan continued to decline during the fiscal year ended March 31, 2004, but the extent of the decline was smaller than the previous fiscal year. Based on the average government-set official land prices as of January 1, 2004, nationwide residential land prices declined 5.7%, compared to a 5.8% decline in the previous fiscal year, and nationwide land prices for commercial properties declined 7.4%, compared to a 8.0% decline in the previous fiscal year.

The number of corporate bankruptcy filings during the fiscal year ended March 31, 2004 was around 15,000, representing a 17% decline compared to the previous fiscal year.

International Financial Markets

In the beginning of the fiscal year ended March 31, 2004, the growth of overseas economies slowed down due to the war in Iraq and the outbreak of the SARS epidemic. However, overseas economies moved toward recovery later in the fiscal year, particularly in the United States where a large-scale tax reduction was implemented, and in the People's Republic of China where domestic demand continued to increase.

In the United States, the 10-year U.S. treasury note, a benchmark for long-term interest rates, started at around 3.9% in April 2003 and finished at around 3.8% in March 2004. As of mid-September 2004, the yield was around 4.2%. The U.S. Federal Reserve decreased the federal funds rate by 0.25% to 1.00% in June 2003. Subsequent to March 31, 2004, the Federal Reserve raised the federal funds rate by 0.25% respectively in June, August and September 2004 to 1.75%.

In the EU, the European Central Bank decreased its policy rate (refinancing rate) by 0.50% to 2.00% in June 2003.

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

Allowance for Credit Losses

The allowance for credit losses represents management's estimate of probable losses in our loan portfolio. The evaluation process involves a number of estimates and judgments. The allowance is based on two principles of accounting: (1) Statement of Financial Accounting Standards, or SFAS, No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and can be estimated; and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures," which require that losses be accrued based on the difference between the present value of expected future cash flows discounted at the loan's effective interest rate, the fair value of collateral or the loan's value that is observable in the secondary market and the loan balance.

Our allowance for credit losses consists of an allocated allowance and an unallocated allowance. The allocated allowance comprises (a) the allowance for specifically identified problem loans, (b) the allowance for large groups of smaller balance homogeneous loans, (c) the allowance for loans exposed to specific country risk and (d) the formula allowance. Both the allowance for loans exposed to specific country risk and formula allowance are provided to performing loans, that are not subject to either the allowance for specifically identified problem loans or the allowance for large groups of smaller balance homogeneous loans. The allowance for loans exposed to specific country risk covers transfer risk which is not specifically covered by other types of allowance. Each of these components is determined based upon estimates that can and do change when actual events occur.

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

The formula allowance uses a model based on historical losses as an indicator of future probable losses and as a result could differ from losses incurred in the future. However, since this history is updated with the most recent loss information, the differences that might otherwise occur are mitigated.

Our actual losses could be more or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in the allocated allowance. For further information regarding our allowance for credit losses, see "Item 5.B. Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

In addition to the allowance for credit losses on our loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. Such allowance is included in other liabilities. With regard to the allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses.

To the extent that actual losses differ from management's estimates, additional provisions for credit losses may be required that would adversely impact our operating results and financial condition in future periods.

Impairment of Investment Securities

US GAAP requires the recognition in earnings of an impairment loss on investment securities for a decline in fair value that is other than temporary. Determinations of whether a decline is other than temporary often involves estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss has been incurred at the balance sheet date. These judgments are based on subjective as well as objective factors. We conduct a review semi-annually to identify and evaluate investment securities that have indications of possible impairment.

Debt and marketable equity securities. In determining whether a decline in fair value is other than temporary for a particular security, indicators of an other-than-temporary decline for both debt and marketable equity securities include the extent of decline in fair value below cost and the length of time that the decline has continued. If a decline in fair value is 20% or more or a decline in fair value has continued for six months or more, we generally deem such decline as an indicator of other-than-temporary decline. We also consider the financial condition and near-term prospects of issuers primarily based on the credit standing of the issuers as determined by our credit rating system.

Prior to the fiscal year ended March 31, 2004, we did not take the lengths of time that a decline continued into consideration with respect to debt securities because a substantial majority of our investments in debt securities are in high-grade fixed-rate bonds, including sovereign bonds such as U.S. treasury bonds and we generally had the intent to hold such investments for a period longer than that inherent in cyclical short-term market price fluctuations due to market interest rate and foreign exchange rate changes. However, in light of the recent decline in the bond market, which made it difficult for us to hold debt securities for a period longer than that necessary for recovery, during the fiscal year ended March 31, 2004, we determined that the length of period that a decline in fair value continued should be considered in identifying other-than temporary decline in fair value of debt securities. The aggregate amount of unrealized losses at March 31, 2004 that we determined to be temporary was (Yen)54,707 million.

The determination of other-than-temporary impairment for certain securities held by UnionBanCal Corporation, our U.S. subsidiary, which primarily consists of securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, are made on the basis of a cash flow analysis of securities and/or the ability of UnionBanCal Corporation to hold such securities to maturity.
Non-marketable equity securities. We consider the credit standing of issuers and the extent of decline in net assets of issuers to determine whether the decline is other than temporary. When we determine that the decline is other than temporary, non-marketable equity securities are written down to our share of the amount of the issuer's net assets, which approximates fair value.

The markets for equity securities and debt securities are inherently volatile, and the values of both types of securities have fluctuated significantly in recent years. Accordingly, our assessment of potential impairment involves risks and uncertainties depending on the market condition. If we later conclude that a decline is other than temporary, the impairment loss may significantly affect our operating results and financial condition in future periods.

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

At March 31, 2004, we had operating loss carryforwards of (Yen)1,737.9 billion. Future realization of the tax benefit of the carryforwards or existing deductible temporary differences ultimately depends on the existence of sufficient taxable income in future periods. Based on our estimates of future taxable income, we recognized a valuation allowance for a portion of the operating loss carryforwards.

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates, currently established allowance may not be sufficient. If the estimated allowance is not sufficient, we will incur additional deferred tax expenses, which could materially affect our operating results and financial condition in future periods.

Accounting for Goodwill

US GAAP requires us to test goodwill for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit of our business, which is to be compared with the carrying amount of the unit, to identify potential impairment of goodwill. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Since an observable quoted market price for units is not always available, the estimate of fair value is based on the best information available, including prices for comparable units and the results of using other valuation techniques including the present value technique, which requires an estimate of future cash flows and other assumptions. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. This test requires comparison of the implied fair value of the unit's goodwill with the carrying amount of that goodwill. The estimate of the implied fair value of the reporting unit's goodwill requires us to allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including unrecognized intangible assets, if any, since the implied fair value is determined as the excess of the fair value of a reporting unit over the net amounts assigned to its assets and liabilities in the allocation. Accordingly, the second step of the impairment test also requires an estimate of the fair value of individual assets and liabilities, including any unrecognized intangible assets that belong to that unit. At March 31, 2004, we had goodwill of (Yen)56,690 million.

Accrued Severance Indemnities and Pension Liabilities

We have defined benefit retirement plans, including lump-sum severance indemnities and pension plans, which cover substantially all of our employees. Severance indemnities and pension costs are calculated based upon a number of actuarial assumptions, including discount rates, expected long-term rates of return on our plan assets and rates of increase in future compensation levels. In accordance with US GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, and affect our recognized net periodic pension costs and accrued severance indemnities and pension obligations in future periods. We had an unrecognized net actuarial loss for domestic severance indemnities and pension plans of (Yen)353.8 billion at March 31, 2004. Differences in actual experience or changes in assumptions may affect our financial condition and operating results in future periods.

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

Accounting Changes

Variable Interest Entities--In January 2003, the Financial Accounting Standards Board, or the FASB, issued FASB Interpretation, or FIN, No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN No. 46 addresses consolidation by business enterprises of variable interest entities, or VIEs. The consolidation requirements of FIN No. 46 applied immediately to VIEs created after January 31, 2003. The consolidation requirements applied to older entities in the first fiscal year or interim period beginning after June 15, 2003.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," or FIN No. 46R. FIN No. 46R modifies FIN No. 46 in certain respects including the scope exception, the definition of VIEs, and other factors that would affect the determination of VIEs and primary beneficiaries that consolidate VIEs. FIN No. 46R applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the Issuance of FIN No. 46R, the SEC's Chief Accountant confirmed in a letter to the American Institute of Certified Public Accountants, or AICPA, dated March 3, 2004 that the SEC staff will not object to the conclusion that FIN No. 46R need not be applied at a date earlier than the original FIN 46 and that the reporting period in respect of which a foreign private issuer would be required to apply FIN No. 46R would depend on the entity's year-end and frequency of interim reporting. In accordance with the letter, we intend to adopt FIN No. 46R for the fiscal year ending March 31, 2005. See note 25 to our consolidated financial statements for further discussion on the VIEs in which we hold variable interests.

Accounting for Asset Retirement Obligation--Effective April 1, 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses the financial accounting and reporting of obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset. A legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. The adoption of SFAS No. 143 did not have a material impact on our financial position or results of operations.

Certain Financial Instruments with Characteristics of both Liabilities and Equity--In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, which is our fiscal year ending March 31, 2005. On November 7, 2003, FASB Staff Position No. 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," delayed the effective date of certain provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests.

We are not a party to any financial instruments entered into or modified after May 31, 2003, to which SFAS No. 150 must be applied immediately, but we have not completed evaluating the impact of the adoption of SFAS No. 150 to other instruments. Accordingly, we cannot currently reasonably estimate the ultimate impact of SFAS No. 150 on our financial position or results of operations.

Disclosure about pension and other postretirement benefit--In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106," or SFAS No. 132R, which replaces existing FASB disclosure requirements for pensions. SFAS No. 132R requires disclosure of more details about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. SFAS No. 132R is generally effective for the fiscal years ended after December 15, 2003, and for interim periods beginning after December 15, 2003. See note 16 to our consolidated financial statements for the required disclosure.

Impairment of securities investments--In November 2003, the FASB Emerging Issues Task Force, or the EITF, reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," or EITF 03-1. EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosures already required by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The new disclosure requirements are applied to financial statements for the fiscal years ended after December 15, 2003. See note 4 to our consolidated financial statements for the required disclosure. In March 2004, the EITF also reached a consensus on additional accounting guidance for other-than-temporary impairments, which requires an evaluation and recognition of other-than-temporary impairment by a three-step impairment test. The guidance should be applied for reporting periods beginning after June 15, 2004. We have not completed the determination as to the effect of the guidance on our financial position or results of operations.

Guarantor's Accounting and Disclosure Requirements for Guarantees--Effective January 1, 2003, we adopted the initial recognition and measurement provisions of FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34," which requires that, for guarantees within the scope of FIN No. 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. The adoption of FIN No. 45 did not have a material impact on our financial position or results of operations.

Costs Associated with Exit or Disposal Activities--In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of SFAS No. 146 did not have a material impact on our financial position or results of operations.

Goodwill and Other Intangible Assets--Effective April 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill, formerly amortized over its useful life, no longer be amortized and be tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets that have finite useful lives will continue to be amortized over their useful lives while intangible assets with indefinite lives will no longer be amortized and are subject to impairment testing at least annually.

We performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative adjustment charge to earnings of
(Yen)532 million for the fiscal year ended March 31, 2003.

Derivative Instruments and Hedging Activities--In April 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires that all derivatives, whether designated as a hedge or not, be recorded on the balance sheet at fair value. SFAS No. 133 also requires that derivative instruments used to hedge be identified specifically to assets, liabilities, firm commitments or anticipated transactions and be expected to remain effective throughout the life of the hedge. Derivative instruments that do not qualify as either a fair value hedge or cash flow hedge are valued at fair value and classified as trading account assets or liabilities with the resultant gain or loss recognized in current earnings. The cumulative effect of the change in accounting principle, net of tax, was to increase net income by (Yen)5,867 million and other changes in equity from nonowner sources by (Yen)1,257 million, respectively, for the fiscal year ended March 31, 2002.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows, (3) amends the definition of underlyings, one of the components of the three characteristics of a derivative instrument, to include the occurrence or non-occurrence of a specified event such as a scheduled payment under a contract, and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

Recently Issued Accounting Pronouncements

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities--In January 2003, the EITF reached a consensus on Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," or EITF 03-2, which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

As noted in "--Recent Developments--Planned Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," in June 2003, Bank of Tokyo-Mitsubishi submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. To complete the entire separation process, in August 2004, Bank of Tokyo-Mitsubishi made another application for transfer to the government of the remaining substitutional portion, but the timing of the approval is not known yet. Upon completion of the separation, the substitutional obligation and related plan assets will be transferred to a government agency, and Bank of Tokyo-Mitsubishi will be released from paying the substitutional portion of the benefits to its employees. The impact on our consolidated financial statements of the transfer accounted for in accordance with EITF 03-2 is not known and cannot be reasonably estimated until the completion of the transfer.

Loans and Debt Securities Acquired in a Transfer--In December 2003, the AICPA issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer," or SOP 03-3, which supersedes AICPA Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans" and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 limits accretable yield to the excess of the investor's estimate of undiscounted cash flows over the investor's initial investment in the loan and prohibits the recognition of the non-accretable difference. Under SOP 03-3, subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life while any decreases in cash flows expected to be collected should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures.

SOP 03-3 is effective for loans acquired in the fiscal years beginning after December 15, 2004. We have not completed our assessment of the impact of SOP 03-3 on our financial position or results of operations.

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                                                    Fiscal years ended March 31,
                                                                              ----------------------------------------
                                                                                  2002          2003          2004
                                                                              ------------  ------------  ------------
                                                                                            (in billions)
Interest income.............................................................. (Yen)2,013.8  (Yen)1,582.7  (Yen)1,422.0
Interest expense.............................................................        938.2         539.2         426.5
                                                                              ------------  ------------  ------------
Net interest income..........................................................      1,075.6       1,043.5         995.5
                                                                              ------------  ------------  ------------
Provision (credit) for credit losses.........................................        598.4         438.0        (114.1)
Non-interest income..........................................................        361.6         839.8       1,306.6
Non-interest expense.........................................................      1,161.3       1,182.4       1,236.1
                                                                              ------------  ------------  ------------
Income (loss) from continuing operations before income tax expense (benefit)
  and cumulative effect of a change in accounting principle..................       (322.5)        262.9       1,180.1
Income tax expense (benefit).................................................        (98.9)         69.4         357.3
                                                                              ------------  ------------  ------------
Income (loss) from continuing operations before cumulative effect of a change
  in accounting principle....................................................       (223.6)        193.5         822.8
Income (loss) from discontinued operations--net..............................          1.2          10.3          (0.6)
Cumulative effect of a change in accounting principle, net of tax............          5.9          (0.5)           --
                                                                              ------------  ------------  ------------
Net income (loss)............................................................ (Yen) (216.5) (Yen)  203.3  (Yen)  822.2
                                                                              ============  ============  ============

We reported (Yen)822.2 billion of net income for the fiscal year ended March 31, 2004, compared to (Yen)203.3 billion of net income for the fiscal year ended March 31, 2003. Our basic earnings per common share (net income available to common shareholders) for the fiscal year ended March 31, 2004 was
(Yen)128,231.00 compared to an earnings per share of (Yen)33,963.40 for the fiscal year ended March 31, 2003. Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2004 was (Yen)1,180.1 billion, compared with (Yen)262.9 billion for the fiscal year ended March 31, 2003. The changes in our operating results were primarily attributable to the following:

..   The reversal of allowance for credit losses of (Yen)114.1 billion was recorded for the fiscal year ended March 31, 2004, compared with provision for credit losses of (Yen)438.0 billion for the fiscal year ended March 31, 2003. The reversal of allowance for credit losses was due mainly to improvement of our loan portfolio as evidenced by the reduction in our nonperforming and impaired loans through various measures including the disposal of nonperforming loans, and improving credit status of borrowers in Japan in general as evidenced by the decreased number of bankruptcy filings during the fiscal year ended March 31, 2004.

..   Non-interest income increased (Yen)466.8 billion from (Yen)839.8 billion for the fiscal year ended March 31, 2003 to (Yen)1,306.6 billion for the fiscal year ended March 31, 2004. This increase was primarily attributable to an increase of (Yen)388.3 billion in net foreign exchange gains reflecting the appreciation of the yen against foreign currencies, and to net investment securities gains of (Yen)118.6 billion compared to net investment securities losses of (Yen)21.6 billion for the fiscal year ended March 31, 2003 mainly due to the improvement in the Japanese stock market. Refund of local taxes by the Tokyo Metropolitan Government also contributed to the increase in non-interest income. These increases were partially offset by a decrease of (Yen)163.7 billion in net trading account profits, primarily due to the rise in long-term interest rates in Japan.

These favorable changes were partially offset by a decrease of (Yen)48.0 billion in net interest income due primarily to a decline in the average interest rate spread.

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

Our net interest income for the fiscal years ended March 31, 2002, 2003 and 2004 were not materially affected by gains or losses resulting from derivative financial instruments used for hedging purposes.

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2002, 2003 and 2004:

                                              Fiscal years ended March 31,
                           ------------------------------------------------------------------
                                   2002                  2003                   2004
                           --------------------  --------------------  ----------------------
                              Average    Average    Average    Average     Average     Average
                              balance     rate      balance     rate       balance      rate
                           ------------- ------- ------------- ------- --------------- -------
                                            (in billions, except percentages)
Interest-earning assets:
   Domestic............... (Yen)59,700.3  1.36%  (Yen)62,623.1  1.19%  (Yen)  67,541.7  1.06%
   Foreign................      25,362.6  4.73        23,641.9  3.55          23,325.8  3.03
                           -------------         -------------         ---------------
       Total.............. (Yen)85,062.9  2.37%  (Yen)86,265.0  1.83%  (Yen)  90,867.5  1.56%
                           =============         =============         ===============
Financed by:
Interest-bearing funds:
   Domestic............... (Yen)61,089.7  0.53%  (Yen)64,827.9  0.34%  (Yen)  70,151.1  0.31%
   Foreign................      17,593.5  3.50        14,830.5  2.13          14,823.9  1.41
                           -------------         -------------         ---------------
       Total..............      78,683.2  1.19        79,658.4  0.68          84,975.0  0.50
Non-interest-bearing funds       6,379.7    --         6,606.6    --           5,892.5    --
                           -------------         -------------         ---------------
   Total.................. (Yen)85,062.9  1.11%  (Yen)86,265.0  0.62%  (Yen)  90,867.5  0.46%
                           =============         =============         ===============
Spread on:
   Interest-bearing funds.                1.18%                 1.15%                   1.06%
   Total funds............                1.26%                 1.21%                   1.10%

    Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31,
2003

Net interest income for the fiscal year ended March 31, 2004 was (Yen)995.5 billion, a decrease of (Yen)48.0 billion, or 4.6%, from (Yen)1,043.5 billion for the fiscal year ended March 31, 2003. This decrease was due primarily to a decline in the average interest rate spread. In addition, a decrease in average foreign loans, which earn relatively higher yields, contributed to the decrease in net interest income.

The average interest rate spread decreased 9 basis points from 1.15% for the fiscal year ended March 31, 2003 to 1.06% for the fiscal year ended March 31, 2004. The average rate of both the foreign interest-earning assets and foreign interest-bearing liabilities declined during the fiscal year ended March 31, 2004, primarily due to the decline in short-term interest rates in most foreign markets. Since the average balance of foreign interest-earning assets for the fiscal year ended March 31, 2004 was about 1.6 times larger than the average balance of foreign interest-bearing liabilities for the same period, the decline in the average rate had a negative effect on our net interest income.

Net interest income as a percentage of average total interest-earning assets decreased 11 basis points from 1.21% for the fiscal year ended March 31, 2003 to 1.10% for the fiscal year ended March 31, 2004.

The increase in average interest-earning assets for the fiscal year ended March 31, 2004 was primarily attributable to increases in average trading account assets, average investment securities and average call loans, funds sold, and receivables under resale agreements and securities borrowing transactions, which yield relatively low rate of interest income. These increases were partially offset by decreases in average interest-earning deposits and average loans, which yield relatively high rate of interest income. The shift in investment from relatively high yielding assets to low yielding assets more than offset an increase in average interest-earning assets and had a negative impact on interest income.

The increase in average interest-bearing liabilities for the fiscal year ended March 31, 2004 primarily reflected an increase in average call money, funds purchased, and payables under repurchase agreements and securities lending transactions, average deposits and average other short-term borrowings and trading account liabilities.

    Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31,
2002

Net interest income for the fiscal year ended March 31, 2003 was (Yen)1,043.5 billion, a decrease of (Yen)32.1 billion, or 3.0%, from (Yen)1,075.6 billion for the fiscal year ended March 31, 2002. This decrease was due primarily to a decline in the average interest rate spread in the further declining interest rate environment. The decline in interest rate spread more than offset the impact of a net increase in average interest-earning assets.

The average interest rate spread decreased 3 basis points from 1.18% for the fiscal year ended March 31, 2002 to 1.15% for the fiscal year ended March 31, 2003. Net interest income as a percentage of average total interest-earning assets decreased 5 basis points from 1.26% for the fiscal year ended March 31, 2002 to 1.21% for the fiscal year ended March 31, 2003.

Average interest-earning assets for the fiscal year ended March 31, 2003 was
(Yen)86,265.0 billion, an increase of (Yen)1,202.1 billion, or 1.4%, from
(Yen)85,062.9 billion for the fiscal year ended March 31,2002. This increase was principally attributable to an increase of (Yen)2,689.7 billion in average investment securities, partially offset by decreases in average interest-earning deposits, average call loans, funds sold, and receivables under resale agreements and securities borrowing transactions. The increase in average investment securities was attributable primarily to increases in Japanese government and foreign bonds, including U.S. treasury bonds, and reflected few viable investment options due to the extremely low rates of return in Japan. The average of interest-bearing liabilities for the fiscal year ended March 31, 2003 was (Yen)79,658.4 billion, an increase of (Yen)975.2 billion, or 1.2%, from (Yen)78,683.2 billion for the fiscal year ended March 31, 2002. This increase was principally attributable to an increase in average domestic deposits, which was primarily comprised of average demand deposits, partly offset by a decrease in average debentures and a decrease in average short-term funds in money markets, such as call money and funds purchased, and payables under repurchase agreements.

Provision (Credit) for Credit Losses

Provision (credit) for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For a description of the approach and methodology used to establish the allowance for credit losses, see "Item 5.B. Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

    Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31,
2003

A reversal of allowance for credit losses of (Yen)114.1 billion was recorded for the fiscal year ended March 31, 2004, compared with a provision for credit losses of (Yen)438.0 billion for the fiscal year ended March 31, 2003. This change was due mainly to a decrease in our specific allowance as a result of our reduction of nonperforming loans and a decrease in our formula allowance reflecting a decline in loans classified as special mention or substandard. For a further discussion of the allowance for credit losses, see "Item 5.B. Liquidity and Capital Resources--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

    Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31,
2002

The provision for credit losses for the fiscal year ended March 31, 2003 was
(Yen)438.0 billion, representing a decrease of (Yen)160.4 billion from
(Yen)598.4 billion for the fiscal year ended March 31, 2002. This decrease was attributable primarily to a decrease in the impairment allowance of (Yen)401.9 billion from (Yen)1,296.3 billion at March 31, 2002 to (Yen)894.4 billion at March 31, 2003, which reflected a decrease of (Yen)1,426.0 billion in impaired loans during the fiscal year ended March 31, 2003.

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                                   Fiscal years ended March 31,
                                                               -------------------------------------
                                                                  2002*        2003*        2004
                                                               -----------  ----------  ------------
                                                                           (in billions)
Fees and commissions:
   Trust fees................................................. (Yen) 123.6  (Yen)103.8  (Yen)   90.0
   Fees on funds transfer and service charges for collections.        58.1        58.1          59.8
   Fees and commissions on international business.............        53.5        54.5          53.8
   Fees and commissions on credit card business...............        45.0        57.1          60.5
   Service charges on deposits................................        29.8        34.6          36.2
   Fees and commissions on securities business................        52.7        68.0          99.0
   Other fees and commissions.................................       123.3       144.7         173.4
                                                               -----------  ----------  ------------
          Total...............................................       486.0       520.8         572.7
Foreign exchange gains (losses)--net..........................      (333.0)       25.6         413.9
Trading account profits--net..................................       138.5       267.6         103.9
Investment securities gains (losses)--net.....................        20.6       (21.6)        118.6
Refund of the local taxes by the Tokyo Metropolitan Government          --          --          42.0
Other non-interest income.....................................        49.5        47.4          55.5
                                                               -----------  ----------  ------------
       Total non-interest income.............................. (Yen) 361.6  (Yen)839.8  (Yen)1,306.6
                                                               ===========  ==========  ============

--------
* Reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

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

Net investment securities gains (losses) primarily include net gains on sales of marketable securities, particularly marketable equity securities. In addition, impairment losses are recognized as an offset of net investment securities gains when management concludes that declines in fair value of investment securities are other than temporary.

    Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31,
2003

Non-interest income for the fiscal year ended March 31, 2004 was (Yen)1,306.6 billion, an increase of (Yen)466.8 billion, or 55.6%, from (Yen)839.8 billion for the fiscal year ended March 31, 2003. This increase was primarily attributable to an increase in net foreign exchange gains of (Yen)388.3 billion and an increase in net investment securities gains of (Yen)140.2 billion. These gains were partially offset by a decrease in net trading account profits of
(Yen)163.7 billion.

Fees and commissions for the fiscal year ended March 31, 2004 increased
(Yen)51.9 billion from the previous fiscal year. This increase primarily reflected an increase in fees and commissions on securities business, of which
(Yen)26.5 billion was due to an increase in fees earned by Mitsubishi Securities. This increase was mainly because only seven months of fees and commissions generated by Mitsubishi Securities were recorded for the previous fiscal year, while its fees and commissions for twelve months were recorded for the fiscal year ended March 31, 2004. In addition, fees and commissions on securities business in Mitsubishi Securities increased for the fiscal year ended March 31, 2004, primarily due to an increase in equity-related commissions, which was in line with increased trading volume of the Japanese stock markets in general during the same period. Other factors contributing to the increase in other fees and commissions included expanding fee businesses such as agency fees earned on the sale of annuities to individual customers at branches of our subsidiary banks which act as sales agents for insurance companies, and fees from investment banking activities in our subsidiary banks. These increases were partially offset by a decrease in trust fees of (Yen)13.8 billion, which resulted primarily due to a decrease in fee income earned on loan trust.

Net trading account profits for the fiscal year ended March 31, 2004 were
(Yen)103.9 billion, a decrease of (Yen)163.7 billion, or 61.2%, from (Yen)267.6 billion for the fiscal year ended March 31, 2003. The net trading account profits for the fiscal years ended March 31, 2003 and 2004 consisted of the following:

                                                                                       Fiscal years ended March 31,
                                                                                       ---------------------------
                                                                                           2003          2004
                                                                                        ----------    ----------
                                                                                           (in billions)
Net profits (losses) on derivative instruments, primarily interest-rate futures, swaps
  and options......................................................................... (Yen)254.9    (Yen) (2.0)
Net profits on trading securities.....................................................       12.7         105.9
                                                                                        ----------    ----------
   Net trading account profits........................................................ (Yen)267.6    (Yen)103.9
                                                                                        ==========    ==========

Profits (losses) on derivative instruments were largely affected by the impact of the rise in Japanese long-term interest rates on interest rate swaps principally held for risk management purposes. Although such contracts were entered into for risk management purposes, a majority of them did not meet the conditions to qualify for hedge accounting under US GAAP and thus were accounted for as trading positions.

For the fiscal year ended March 31, 2004, we generally maintained net receive-fix and pay-variable positions in our interest rate swap portfolios for the purpose of managing interest rate risks on domestic deposits, and our interest rate swap positions resulted in losses in value in a rising Japanese long-term interest rate environment during the fiscal year ended March 31, 2004. The decrease in net profits on derivative instruments of (Yen)256.9 billion was partially offset by an increase in net profits on trading securities of (Yen)93.2 billion, primarily reflecting improved performance of trading in debt and equity securities at Mitsubishi Securities supported by high interest rate volatility and improvements in the Japanese stock markets during the fiscal year ended March 31, 2004.

Net foreign exchange gains for the fiscal year ended March 31, 2004 were
(Yen)413.9 billion, an increase of (Yen)388.3 billion from (Yen)25.6 billion for the fiscal year ended March 31, 2003. The increase in net foreign exchange gains primarily reflected an increase in transaction gains on translation of monetary liabilities denominated in foreign currencies due to the appreciation of the yen. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources.

Net investment securities gains for the fiscal year ended March 31, 2004 were
(Yen)118.6 billion, an increase of (Yen)140.2 billion, from a loss of (Yen)21.6 billion for the fiscal year ended March 31, 2003. Major components of net investment securities gains for the fiscal years ended March 31, 2003 and 2004 are summarized below:

                                                          Fiscal years ended March 31,
                                                          ----------------------------
                                                              2003           2004
                                                           -----------   -----------
                                                                (in billions)
Net gains on sales of marketable equity securities....... (Yen) 170.5    (Yen) 371.2
Impairment losses on marketable equity securities........      (352.4)         (15.4)
Other--net, principally gains (losses) on debt securities       160.3         (237.2)
                                                           -----------   -----------
   Net investment securities gains (losses).............. (Yen) (21.6)   (Yen) 118.6
                                                           ===========   ===========

The increase in net investment securities gains during the fiscal year ended March 31, 2004 reflected the improvement in the Japanese stock market, as net gains on sales of marketable equity securities increased and impairment losses on marketable equity securities decreased compared to the previous fiscal year. These gains were partially offset by losses on debt securities, which were mainly due to impairment losses on Japanese government bonds, reflecting the rise in long-term interest rates in Japan.

Non-interest income also increased due to the refund of the local taxes by the Tokyo Metropolitan Government of (Yen)42.0 billion in October 2003. For further information regarding this refund, see "--Recent Developments--Legal Proceedings for Local Taxes."

    Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31,
2002

Non-interest income for the fiscal year ended March 31, 2003 was (Yen)839.8 billion, an increase of (Yen)478.2 billion, or 132.2%, from (Yen)361.6 billion for the fiscal year ended March 31, 2002. This increase was attributable to an increase in fees and commissions of (Yen)34.8 billion, net foreign exchange gains of (Yen)25.6 billion compared to net foreign exchange losses of
(Yen)333.0 billion for the fiscal year ended March 31, 2002, and an increase in net trading account profits of (Yen)129.1 billion.

Fees and commissions for the fiscal year ended March 31, 2003 were (Yen)520.8 billion, an increase of (Yen)34.8 billion, or 7.2%, from (Yen)486.0 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase of (Yen)21.4 billion in other fees and commissions and an increase of
(Yen)15.3 billion in fees and commissions on securities business. In other fees and commissions for the fiscal year ended March 31, 2003, (Yen)2.8 billion in fees and commissions were newly earned in connection with our insurance brokerage activities. An increase of (Yen)3.4 billion in fees and commissions at UnionBanCal Corporation also contributed to the increase in other fees and commissions. Fees and commissions on securities business for the fiscal year ended March 31, 2003 included (Yen)19.4 billion of fees and commissions of Mitsubishi Securities, which became our consolidated subsidiary on September 1, 2002. These increases were partly offset by a decrease of (Yen)19.8 billion, or 16.0%, in trust fees. The decrease in trust fees primarily reflected a decrease in fee income for administration services as a result of the transfer of certain trust assets to The Master Trust Bank of Japan, Ltd., an equity investee, in May 2002.

Net trading account profits for the fiscal year ended March 31, 2003 were
(Yen)267.6 billion, an increase of (Yen)129.1 billion, or 93.3%, from
(Yen)138.5 billion for the fiscal year ended March 31, 2002. The net trading account profits for the fiscal years ended March 31, 2002 and 2003 consisted of the following:

                                                                        Fiscal years ended March 31,
                                                                        ----------------------------
                                                                           2002           2003
                                                                         ----------     ----------
                                                                            (in billions)
Net profits on derivative instruments, primarily interest-rate futures,
  swaps and options.................................................... (Yen)149.3     (Yen)254.9
Net profits (losses) on trading securities.............................      (10.8)          12.7
                                                                         ----------     ----------
   Net trading account profits......................................... (Yen)138.5     (Yen)267.6
                                                                         ==========     ==========

The increase in net profits on derivative instruments was due primarily to an increase in net profits on interest rate swaps and interest rate options. In particular, in order to manage interest rate risks on domestic deposits, we had net receive-fix and pay-variable positions in our interest rate swap portfolios. These portfolios gained in value in a declining interest rate environment.

The net profits on trading securities for the fiscal year ended March 31, 2003 were (Yen)12.7 billion, compared to net losses of (Yen)10.8 billion for the fiscal year ended March 31, 2002. This improvement in trading securities transactions primarily reflected net profits on trading of foreign bonds.

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

Net investment securities losses for the fiscal year ended March 31, 2003 were
(Yen)21.6 billion, compared to net gains of (Yen)20.6 billion for the fiscal year ended March 31, 2002. Major components of net investment securities gains (losses) for the fiscal years ended March 31, 2002 and 2003 are summarized below:

                                                     Fiscal years ended March 31,
                                                     ---------------------------
                                                         2002           2003
                                                      -----------   -----------
                                                           (in billions)
  Net gains on sales of marketable equity securities (Yen) 277.2    (Yen) 170.5
  Impairment losses on marketable equity securities.      (281.0)        (352.4)
  Other net gains...................................        24.4          160.3
                                                      -----------   -----------
     Net investment securities gains (losses)....... (Yen)  20.6    (Yen) (21.6)
                                                      ===========   ===========

Pursuant to the legislation forbidding banks, including our Japanese subsidiary banks, from holding stocks with aggregate market values less unrealized gains in excess of their Tier I capital after September 30, 2004, a date which was later extended to September 30, 2006, we actively sold our marketable equity securities. The decrease in net gains on sales of marketable equity securities reflected further declining stock market prices during the fiscal year ended March 31, 2003. In addition to sales in the stock markets, in the fiscal year ended March 31, 2003, we sold marketable equity securities to the Bank's Shareholdings Purchase Corporation and the Bank of Japan and through exchange traded funds.

The increase in impairment losses on marketable equity securities for the fiscal year ended March 31, 2003 also reflected the continuing declines in stock prices in Japan. We have determined other-than-temporary declines in fair value of marketable equity securities primarily based on factors such as internal credit ratings, the extent of decline in market price and the length of time during which the decline has existed. Due to the change in the accounting estimate reflecting the long and sustained decline in the Japanese stock markets, we recognized additional impairment losses on investment securities amounting to (Yen)26.5 billion for the fiscal year ended March 31, 2003.

Other net gains primarily included net gains on sales of debt securities, including bonds. The increase in such gains resulted mainly from increased sales of foreign bonds. The market prices of foreign bonds generally rose as interest rates declined during the fiscal year ended March 31, 2003.

Other non-interest income decreased (Yen)2.1 billion, or 4.4%, from (Yen)49.5 billion for the fiscal year ended March 31, 2002 to (Yen)47.4 billion for the fiscal year ended March 31, 2003. Other non-interest income was primarily comprised of income from the lease of software, net gains on sales of various assets, including software and other dividend income. The decrease for the fiscal year ended March 31, 2003 reflected several small decreases in these components.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                              Fiscal years ended March 31,
                                                         --------------------------------------
                                                            2002*        2003*         2004
                                                         ------------ ------------ ------------
                                                                      (in billions)
Salaries and employee benefits.......................... (Yen)  456.0 (Yen)  498.5 (Yen)  506.7
Occupancy expenses--net.................................        134.7        121.0        120.5
Losses (gains) on other real estate owned...............          6.2          0.3         (0.6)
Goodwill amortization...................................          7.9           --           --
Fees and commission expenses............................         72.2         77.2         80.3
Amortization of intangible assets.......................         36.9         46.5         63.6
Insurance premiums, including deposit insurance.........         43.5         48.3         54.4
Minority interest in income of consolidated subsidiaries         21.5          2.9         42.4
Communications..........................................         21.3         22.0         27.6
Other non-interest expenses.............................        361.1        365.7        341.2
                                                         ------------ ------------ ------------
   Total non-interest expense........................... (Yen)1,161.3 (Yen)1,182.4 (Yen)1,236.1
                                                         ============ ============ ============

--------
* Reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

    Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31,
2003

Non-interest expense for the fiscal year ended March 31, 2004 was (Yen)1,236.1 billion, an increase of (Yen)53.7 billion from the previous fiscal year. This increase was primarily attributable to an increase in minority interest in income of consolidated subsidiaries of (Yen)39.5 billion. The increases in salaries and employee benefits, amortization of intangible assets and insurance premiums, including deposit insurance, also caused the increase in non-interest expense compared to the previous fiscal year.

Salaries and employee benefits increased primarily due to an increase of
(Yen)14.4 billion in salaries and employee benefits in Mitsubishi Securities, as only seven months of salaries and employee benefits of Mitsubishi Securities were recorded for the previous fiscal year, while its salaries and employee benefits for twelve months were recorded for the fiscal year ended March 31, 2004.

Amortization of intangible assets increased primarily due to an increase in the capitalized cost of software as we continued to invest in new information systems, such as investment in the new IT system for Bank of Tokyo-Mitsubishi's foreign offices.

Insurance premiums including that for deposit insurance increased, reflecting an increase in our deposits.

Minority interest in income of consolidated subsidiaries increased (Yen)39.5 billion from (Yen)2.9 billion for the fiscal year ended March 31, 2003 to
(Yen)42.4 billion for the fiscal year ended March 31, 2004. This increase was primarily attributable to the improvement in the results of operations at Mitsubishi Securities from a net loss for the fiscal year ended March 31, 2003 to positive net income for the fiscal year ended March 31, 2004. A significant recovery in the stock markets during the fiscal year ended March 31, 2004 contributed primarily to the improvement.

These increases were partially offset by a decrease in other non-interest expenses, which was partly due to the fact that other non-interest expenses for the previous fiscal year included a (Yen)22.5 billion loss resulting from the decrease in net assets in a subsidiary that was accounted for as having been sold in connection with the merger of the four securities companies to form Mitsubishi Securities on September 1, 2002.

    Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31,
2002

Non-interest expense for the fiscal year ended March 31, 2003 was (Yen)1,182.4 billion, an increase of (Yen)21.1 billion, or 1.8%, from (Yen)1,161.3 billion for the fiscal year ended March 31, 2002. This increase was due primarily to an increase of (Yen)42.5 billion in salaries and employee benefits, partially offset by a decrease of (Yen)13.7 billion in net occupancy expenses.

Salaries and employee benefits for the fiscal year ended March 31, 2003 were
(Yen)498.5 billion, an increase of (Yen)42.5 billion, or 9.3%, from (Yen)456.0 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase of (Yen)13.2 billion in net periodic pension costs and an increase of (Yen)24.0 billion of salaries and employee benefits of Mitsubishi Securities, which became our consolidated subsidiary on September 1, 2002 as a result of the merger of four securities companies. The increase in net periodic pension costs was due primarily to an increase of (Yen)11.8 billion in amortization of net actuarial loss. In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the minimum amortization of actuarial loss was included as a component of net periodic pension costs for the fiscal years ended March 31, 2002 and 2003 as the unrealized net loss exceeded 10% of the projected benefit obligation. The net actuarial loss reflected the fact that the actual return on plan assets fell below the expected return on plan assets during recent fiscal years. Plan assets, which include pension funds managed by various life insurance companies, investment advisory companies and trust banks, consisted of interest-earning deposits at banks, Japanese government bonds, other debt securities and marketable equity securities issued by domestic and foreign entities. Pension assets managed by insurance companies are included in pooled investment portfolios. Expected rates of return on plan assets are reviewed annually and computed primarily based on the historical average of long-term returns on such assets. The continuously depressed Japanese economy has adversely affected domestic stock markets. As a result, with respect to our domestic subsidiaries' plans, the actual return on the plan assets was negative by (Yen)48.7 billion for the fiscal year ended March 31, 2002 and negative by (Yen)63.3 billion for the fiscal year ended March 31, 2003. We decreased the expected rate of return on plan assets from 4.45% for the fiscal year ended March 31, 2002 to 3.73% for the fiscal year ended March 31, 2003. The increase in salaries and employee benefits was partially offset by a decrease in salaries resulting from a reduction in the number of employees.

Net occupancy expenses for the fiscal year ended March 31, 2003 were (Yen)121.0 billion, a decrease of (Yen)13.7 billion, or 10.2%, from (Yen)134.7 billion for the fiscal year ended March 31, 2002. This decrease was due primarily to the reduction and consolidation of offices as a whole, while net occupancy expenses of Mitsubishi Securities contributed to an increase in net occupancy expenses.

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

Amortization of intangible assets for the fiscal year ended March 31, 2003 was
(Yen)46.5 billion, an increase of (Yen)9.6 billion, or 25.9%, from (Yen)36.9 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase in the capitalized cost of software as we continued to invest in new information systems.

Insurance premiums for the fiscal year ended March 31, 2003 were (Yen)48.3 billion, an increase of (Yen)4.8 billion, or 11.1%, from (Yen)43.5 billion for the fiscal year ended March 31, 2002. This increase primarily reflected an increase in domestic deposits.

Minority interest in income of consolidated subsidiaries for the fiscal year ended March 31, 2003 was (Yen)2.9 billion, a decrease of (Yen)18.6 billion, or 86.6%, from (Yen)21.5 billion for the fiscal year ended March 31, 2002. This decrease was primarily attributable to the net loss of Mitsubishi Securities that was newly recognized as a result of the merger in the fiscal year ended March 31, 2003.

Other non-interest expenses for the fiscal year ended March 31, 2003 were
(Yen)365.7 billion, an increase of (Yen)4.6 billion, or 1.3%, from (Yen)361.1 billion for the fiscal year ended March 31, 2002. Major items included in the non-interest expenses for the fiscal year ended March 31, 2003 are a
(Yen)22.5 billion loss which resulted from the decrease in net assets in Tokyo-Mitsubishi Securities, a subsidiary that was accounted for as having been sold in connection with the merger of the four securities companies to form Mitsubishi Securities on September 1, 2002, and the additional post-merger expense of (Yen)10.6 billion that was incurred in completing the merger. These increases were substantially offset by a decrease of (Yen)35.5 billion in the provision for allowance for off-balance-sheet credit instruments. The provision for allowance for off-balance-sheet credit instruments for the fiscal year ended March 31, 2002 included an allocated provision of (Yen)19.6 billion against loan commitments extended to WorldCom, Inc. We fulfilled the commitments extended to WorldCom, Inc. and recorded charge-offs for the fiscal year ended March 31, 2003.

Income Tax Expense (Benefit)

The following table presents a summary of our income tax expense (benefit):

                                                                              Fiscal years ended March 31,
                                                                      --------------------------------------------
                                                                          2002           2003             2004
                                                                      -----------  ----------------  -------------
                                                                                      (in billions)
Income (loss) from continuing operations before income tax expense
  (benefit) and cumulative effect of a change in accounting principle (Yen)(322.5)       (Yen)262.9   (Yen)1,180.1
Income tax expense (benefit)......................................... (Yen) (98.9) (Yen)       69.4  (Yen)   357.3
Effective tax rate...................................................        30.7%             26.4%          30.3%
Normal effective statutory tax rate..................................        38.0%             39.9%          39.9%

In September 2002, we applied to the tax authorities for approval to file our national income tax returns based on the consolidated corporate-tax system starting from the fiscal year ended March 31, 2003, and received the approval in March 2003. The consolidated corporate-tax system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly-owned domestic subsidiaries, and requires us to pay, for the fiscal years ended March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate of 30.0% applied to separate tax returns filers. The increase in the normal effective statutory tax rate for the fiscal year ended March 31, 2003, resulted from this surcharge tax. This change in tax rate due to the adoption of the consolidated corporate-tax system resulted in a decrease of (Yen)37.4 billion in income tax expense for the fiscal year ended March 31, 2003 as a result of an increase in deferred tax assets.

In addition, under the new local tax laws which was enacted in March 2003 for the fiscal years beginning after March 31, 2004, new uniform local taxes become effective. These new rules introduce value-added taxes and replace part of the existing local taxes based on income. The new local taxes are computed based on three components: (a) amount of profit, (b) amount of value-added (total payroll, net interest paid or received, net rent paid and income before use of net operating losses) and (c) amount of total paid-in capital. The taxes are computed by adding together the totals of each of the three components which are calculated separately.

The enactment of the new uniform local tax laws mentioned above, which will supersede the current local taxes, including the local taxes levied by Tokyo Metropolitan Government, resulted in a decrease of (Yen)75.1 billion in income tax expense for the fiscal year ended March 31, 2003 through an increase in deferred tax assets.

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2002, 2003 and 2004 are summarized as follows:

                                                                        Fiscal years ended March 31,
                                                                        ---------------------------
                                                                          2002*      2003     2004
                                                                        -------    ------   ------
Combined normal effective statutory tax rate...........................   38.0%     39.9%    39.9%
Reconciling items:
   Nondeductible expenses..............................................    2.9       4.1      0.1
   Goodwill amortization...............................................    0.7        --       --
   Dividends from foreign subsidiaries.................................    1.3       3.0      0.7
   Foreign tax credit and payments.....................................   (1.9)      9.5      0.5
   Higher (lower) tax rates applicable to income of subsidiaries.......   (2.7)     (0.4)     0.1
   Foreign income exempted for income tax purpose......................   (0.5)       --       --
   Foreign tax assessment (refund).....................................   (0.7)     (3.2)    (0.1)
   Minority interest...................................................    2.5       0.6      1.2
   Change in valuation allowance.......................................   17.5      14.7    (12.7)
   Expiration of loss carryforwards of subsidiaries....................    0.1       3.3       --
   Enacted change in tax rates.........................................     --     (28.5)    (0.3)
   Realization of previously unrecognized tax benefits of subsidiaries.  (11.3)    (15.7)    (1.2)
   Other--net..........................................................   (0.6)     (0.9)     2.1
                                                                         -----     -----    -----
Effective income tax rate..............................................   30.7%     26.4%    30.3%
                                                                         =====     =====    =====

--------
* In calculating the effective income tax rate for the fiscal year ended March 31, 2002, the reconciling items were subtracted from the combined normal effective statutory tax rate since a loss before income tax benefit was recorded in that fiscal year.

The effective income tax rate of 30.3% for the fiscal year ended March 31, 2004 was 9.6 percentage points lower than the normal effective statutory tax rate of 39.9%. This lower tax rate primarily reflected a decrease in the valuation allowance against deferred tax assets which accounted for 12.7 percentage points of the reconciliation above. The valuation allowance decreased (Yen)184.9 billion from (Yen)318.7 billion at March 31, 2003, to (Yen)133.8 billion at March 31, 2004, as a result of achieving taxable income for the fiscal year in excess of the amount previously projected at March 31, 2003 and improved realizability of future tax benefits based on increased expected taxable income in future periods.

The effective income tax rate of 26.4% for the fiscal year ended March 31, 2003 was 13.5 percentage points lower than the normal effective statutory tax rate of 39.9%. This lower tax rate primarily reflected an enacted change in tax rate and realization of previously unrecognized tax benefits of subsidiaries. The enacted change in tax rate resulted from the adoption of the consolidated corporate-tax system and the new uniform local taxes, which introduced value-added taxes as discussed above, and accounted for 28.5% in the reconciliation above. The realization of previously unrecognized tax benefits of subsidiaries primarily related to the liquidation of several of our domestic subsidiaries with accumulated losses and accounted for 15.7% in the reconciliation above.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of "operating profit" in accordance with the regulatory reporting requirements of the Financial Services Agency. Operating profit and other segment information are based on Japanese GAAP and are not consistent with our financial statements prepared on the basis of US GAAP. For example, operating profit under Japanese GAAP does not reflect items such as a part of provisions (credit) for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and equity investment securities gains (losses).

Bank of Tokyo-Mitsubishi

Bank of Tokyo-Mitsubishi maintains its business unit system based on customer and product segmentation. Bank of Tokyo-Mitsubishi's major business units during the fiscal year ended March 31, 2004 were:

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

..   investment banking and asset management, which provides advisory and other services related to securities services of the Bank of Tokyo-Mitsubishi, syndicated loans, project financing, derivatives and securitization and other investment banking activities, and which provides asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan;

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

Mitsubishi Securities is presented as a separate operating segment which includes Mitsubishi Securities and its subsidiaries that provide a broad range of retail and corporate securities services and products including retail brokerage, securitization, M&A advisory and derivatives. After the incorporation of Mitsubishi Securities on September 1, 2002, Bank of Tokyo-Mitsubishi transferred part of the investment banking business, including securitization, M&A advisory and derivatives, to Mitsubishi Securities from its investment banking business unit during the fiscal year ended March 31, 2003. This transfer of business did not significantly affect the results of the investment banking business unit or Mitsubishi Securities for the fiscal year ended March 31, 2003. We have not reclassified the business segment information for the fiscal year ended March 31, 2002 to reflect such transfers as such reclassification was not practicable.

In May 2003, Bank of Tokyo-Mitsubishi integrated the investment banking business unit and the asset management business unit into one business unit under the name of investment banking and asset management business unit. Therefore, we have reclassified the business segment information for the fiscal years ended March 31, 2002 and 2003 based on the current fiscal year's presentation.

Between May and July 2003, Bank of Tokyo-Mitsubishi transferred its overseas securities subsidiaries, Tokyo-Mitsubishi International (Singapore) Ltd., Tokyo-Mitsubishi International (HK) Limited, and Tokyo-Mitsubishi Securities
(USA), Inc. to Mitsubishi Securities. These overseas subsidiaries have since been renamed in line with the name of Mitsubishi Securities, the parent company, to Mitsubishi Securities (Singapore) Ltd., Mitsubishi Securities (HK) Limited, and Mitsubishi Securities (USA), Inc., respectively. We have reclassified the business segment information for the fiscal years ended March 31, 2002 and 2003 based on the current fiscal year's presentation.

In July 2004, Bank of Tokyo-Mitsubishi transferred its overseas securities subsidiary, Tokyo-Mitsubishi International plc, to Mitsubishi Securities. Tokyo-Mitsubishi International plc has since been renamed in line with the name of its new parent company to Mitsubishi Securities International plc. Since the transfer was made subsequent to March 31, 2004, we did not reclassify the business segment information for the fiscal years ended March 31, 2002, 2003 and 2004 to reflect this transfer.

In addition, Bank of Tokyo-Mitsubishi transferred its custody business, which had been included in the asset management business unit, to the operations services unit during the fiscal year ended March 31, 2004. Presentation for the fiscal years ended March 31, 2002 and 2003 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

Furthermore, in the UNBC business unit, the measurement methods used to determine reported segment profit or loss was changed for the fiscal year ended March 31, 2004. Presentation for the fiscal years ended March 31, 2002 and 2003 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

The following table shows the business segment information for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                              Investment
                                                    Global     Banking
                              Retail    Commercial Corporate  and Asset             Operations            Mitsubishi
                              Banking    Banking    Banking   Management    UNBC     Services   Treasury  Securities
                             ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                                               (in billions)
Fiscal year ended
 March 31, 2002*:
   Net Revenue.............. (Yen)283.1 (Yen)297.7 (Yen)282.1 (Yen) 98.0 (Yen)289.5 (Yen)30.0  (Yen)207.1 (Yen) 16.9
   Operating expenses.......      230.6      126.8      134.6       55.4      157.3      22.9        28.4       25.7
                             ---------- ---------- ---------- ---------- ---------- ---------  ---------- ----------
   Operating profit (loss).. (Yen) 52.5 (Yen)170.9 (Yen)147.5 (Yen) 42.6 (Yen)132.2 (Yen) 7.1  (Yen)178.7 (Yen) (8.8)
                             ========== ========== ========== ========== ========== =========  ========== ==========
Fiscal year ended
 March 31, 2003*:
   Net Revenue.............. (Yen)280.0 (Yen)286.6 (Yen)262.9 (Yen) 82.6 (Yen)269.8 (Yen)25.6  (Yen)287.8 (Yen) 58.5
   Operating expenses.......      211.7      127.0      129.9       50.5      155.5      25.5        26.7       69.6
                             ---------- ---------- ---------- ---------- ---------- ---------  ---------- ----------
   Operating profit (loss).. (Yen) 68.3 (Yen)159.6 (Yen)133.0 (Yen) 32.1 (Yen)114.3 (Yen) 0.1  (Yen)261.1 (Yen)(11.1)
                             ========== ========== ========== ========== ========== =========  ========== ==========
Fiscal year ended
 March 31, 2004:
   Net Revenue.............. (Yen)302.9 (Yen)297.7 (Yen)246.4 (Yen)114.8 (Yen)253.5 (Yen)24.7  (Yen)186.3 (Yen)140.6
   Operating expenses.......      204.1      119.6      120.2       44.3      150.9      23.4        26.3      112.0
                             ---------- ---------- ---------- ---------- ---------- ---------  ---------- ----------
   Operating profit (loss).. (Yen) 98.8 (Yen)178.1 (Yen)126.2 (Yen) 70.5 (Yen)102.6 (Yen) 1.3  (Yen)160.0 (Yen) 28.6
                             ========== ========== ========== ========== ========== =========  ========== ==========



                                Other        Total
                             -----------  ------------

Fiscal year ended
 March 31, 2002*:
   Net Revenue.............. (Yen) (58.3) (Yen)1,446.1
   Operating expenses.......        57.0         838.7
                             -----------  ------------
   Operating profit (loss).. (Yen)(115.3) (Yen)  607.4
                             ===========  ============
Fiscal year ended
 March 31, 2003*:
   Net Revenue.............. (Yen) (88.1) (Yen)1,465.7
   Operating expenses.......        80.0         876.4
                             -----------  ------------
   Operating profit (loss).. (Yen)(168.1) (Yen)  589.3
                             ===========  ============
Fiscal year ended
 March 31, 2004:
   Net Revenue.............. (Yen) (95.1) (Yen)1,471.8
   Operating expenses.......        40.7         841.5
                             -----------  ------------
   Operating profit (loss).. (Yen)(135.8) (Yen)  630.3
                             ===========  ============

--------
* The segment information for the fiscal years ended March 31, 2002 and 2003 was restated (except as stated above) to conform to the presentation for the fiscal year ended March 31, 2004.

When Bank of Tokyo-Mitsubishi's business units work together to provide services to customers, we assign the total amount of net revenue derived from those services to each participating business unit without dividing the net revenue. As a result, some items of net revenue are duplicated among the participating segments. The duplicated amounts are eliminated in the "Other" column. The following is a summary of the duplicated amounts between those segments. The total of such duplicated amounts is included in "Other" in the table above.

                                                                 Global     Total
                                            Retail   Commercial Corporate   Amount
                                            Banking   Banking    Banking  Eliminated
                                            -------- ---------- --------- ----------
                                                         (in billions)
Fiscal year ended March 31, 2002:
   Investment Banking and Asset Management. (Yen) -- (Yen) 7.8  (Yen)30.2 (Yen)38.0
                                            ======== =========  ========= =========
Fiscal year ended March 31, 2003:
   Investment Banking and Asset Management. (Yen) -- (Yen) 9.7  (Yen)28.7 (Yen)38.4
                                            ======== =========  ========= =========
Fiscal year ended March 31, 2004:
   Investment Banking and Asset Management. (Yen)0.3 (Yen)25.3  (Yen)38.0 (Yen)63.6
                                            ======== =========  ========= =========

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Total net revenue increased (Yen)6.1 billion, or 0.4%, from (Yen)1,465.7 billion for the fiscal year ended March 31, 2003 to (Yen)1,471.8 billion for the fiscal year ended March 31, 2004. Net revenue increased (Yen)82.1 billion at Mitsubishi Securities (reflecting, however, only seven months of fees and commissions in the prior year) and (Yen)32.2 billion in the investment banking and asset management business unit, while it decreased (Yen)101.5 billion in the treasury unit.

Total operating expenses decreased (Yen)34.9 billion, or 4.0%, from (Yen)876.4 billion for the fiscal year ended March 31, 2003 to (Yen)841.5 billion for the fiscal year ended March 31, 2004. This decrease was due mainly to a decrease of
(Yen)39.3 billion in the "Other" column, which primarily reflected a decrease in the general provision for credit losses of (Yen)49.7 billion. Credit losses are allocated to the corporate center rather than being reflected in each business segment. Operating expenses also decreased (Yen)9.7 billion in the global corporate banking unit. These decreases were partially offset by an increase of (Yen)42.4 billion in Mitsubishi Securities.

Net revenue of the retail banking business unit increased (Yen)22.9 billion, or 8.2%, from (Yen)280.0 billion for the fiscal year ended March 31, 2003 to
(Yen)302.9 billion for the fiscal year ended March 31, 2004. This increase was largely due to an increase in fee income of (Yen) 11.2 billion, reflecting an increase of fee income on insurance products and the investment trust business.

Net revenue of the commercial banking business unit increased (Yen)11.1 billion, or 3.9%, from (Yen)286.6 billion for the fiscal year ended March 31, 2003 to (Yen)297.7 billion for the fiscal year ended March 31, 2004. This increase was due mainly to an increase of (Yen)13.6 billion in other income, which primarily reflected an increase in derivatives sales and currency options sales. This increase was partially offset by a decrease in net interest income of (Yen)5.0 billion, reflecting our continued effort to reduce problem loans.

Net revenue of the global corporate banking business unit decreased (Yen)16.5 billion, or 6.3%, from (Yen)262.9 billion for the fiscal year ended March 31, 2003 to (Yen)246.4 billion for the fiscal year ended March 31, 2004. This decrease was due mainly to the appreciation of the yen against the US dollar and Asian currencies during the fiscal year ended March 31, 2004 compared to that of the previous year.

Net revenue of the investment banking and asset management business unit increased (Yen)32.2 billion, or 38.9%, from (Yen)82.6 billion for the fiscal year ended March 31, 2003 to (Yen)114.8 billion for the fiscal year ended March 31, 2004. This increase was largely due to an increase of (Yen)16.6 billion in other income, reflecting an increase in fees from sales of derivative products.

Net revenue of the UNBC business unit decreased (Yen)16.3 billion, or 6.0%, from (Yen)269.8 billion for the fiscal year ended March 31, 2003 to (Yen)253.5 billion for the fiscal year ended March 31, 2004. This decrease was due mainly to the appreciation of the yen against the US dollar at the end of UNBC's 2003 fiscal year compared to that of the previous year. In terms of the noon buying rate of the Federal Reserve Bank of New York, the value of the yen against the US dollar appreciated approximately 9.8%, from (Yen)118.75 on December 31, 2002 to (Yen)107.13 on December 31, 2003.

Net revenue of the operations services unit decreased (Yen)0.9 billion, or 3.6%, from (Yen)25.6 billion for the fiscal year ended March 31, 2003 to
(Yen)24.7 billion for the fiscal year ended March 31, 2004, due mainly to a decline in revenue of our domestic subsidiaries.

Net revenue of the treasury unit decreased (Yen)101.5 billion, or 35.3%, from
(Yen)287.8 billion for the fiscal year ended March 31, 2003 to (Yen)186.3 billion for the fiscal year ended March 31, 2004. In the previous fiscal year, the declining foreign currency interest rate environment was one of the primary reasons for the increase in net revenue from foreign currency bond trading and net interest income. In the fiscal year ended March 31, 2004, foreign currency interest rates generally remained stable, causing a decline in such net revenue compared to the previous fiscal year.

Net revenue of Mitsubishi Securities increased (Yen)82.1 billion, or 140.3%, from (Yen)58.5 billion for the fiscal year ended March 31, 2003 to (Yen)140.6 billion for the fiscal year ended March 31, 2004. This increase was mainly because only seven months of fees and commissions generated by KOKUSAI Securities Co., Ltd., one of the predecessors of Mitsubishi Securities, were recorded for the previous fiscal year, while its fees and commissions for twelve months were recorded for the fiscal year ended March 31, 2004. In addition, there was an increase in profits on trading of bonds and stocks and an increase in commissions and fees in stock brokerage.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Total net revenue increased (Yen)19.6 billion, or 1.4%, from (Yen)1,446.1 billion for the fiscal year ended March 31, 2002 to (Yen)1,465.7 billion for the fiscal year ended March 31, 2003. This increase was due mainly to an increase of (Yen)80.7 billion in the treasury unit and an increase of (Yen)41.6 billion at Mitsubishi Securities, principally reflecting the merger that formed Mitsubishi Securities. This increase was partially offset by a decrease of
(Yen)19.7 billion in the UNBC business unit.

Total operating expenses increased (Yen)37.7 billion, or 4.5%, from (Yen)838.7 billion for the fiscal year ended March 31, 2002 to (Yen)876.4 billion for the fiscal year ended March 31, 2003. This increase was due mainly to an increase of (Yen)43.9 billion in operating expenses for Mitsubishi Securities and an increase of (Yen)23.0 billion in operating expenses included in the "Other" column. The increase was partially offset by a decrease of (Yen)18.9 billion in the retail banking business unit.

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

Net revenue of the investment banking and asset management business unit decreased (Yen)15.4 billion, or 15.7%, from (Yen)98.0 billion for the fiscal year ended March 31, 2002 to (Yen)82.6 billion for the fiscal year ended March 31, 2003. This decrease was mainly due to a decrease of (Yen)10.1 billion in net revenue of its subsidiaries in the former investment banking business unit, reflecting depressed securities trading operations in its overseas subsidiaries. This decrease was also due to a decrease of (Yen)9.7 billion in other income of the former asset management business unit, which primarily reflected a decrease in gains on trust funds and investment trusts due to declining stock markets in Japan.

Net revenue of the UNBC business unit decreased (Yen)19.7 billion, or 6.8%, from (Yen)289.5 billion for the fiscal year ended March 31, 2002 to (Yen)269.8 billion for the fiscal year ended March 31, 2003. This decrease was largely due to the appreciation of the yen against the US dollar at the end of UNBC's 2002 fiscal year compared to that of the previous year.

Net revenue of the operations services unit decreased (Yen)4.4 billion, or 14.6%, from (Yen)30.0 billion for the fiscal year ended March 31, 2002 to
(Yen)25.6 billion for the fiscal year ended March 31, 2003, mainly due to a decline in revenue of its domestic subsidiaries.

Net revenue of the treasury unit increased (Yen)80.7 billion, or 39.0%, from
(Yen)207.1 billion for the fiscal year ended March 31, 2002 to (Yen)287.8 billion for the fiscal year ended March 31, 2003. This increase was mainly due to an increase in interest income and other income, which primarily reflected an increase in gains on investments in domestic and foreign bonds and an increase in gains on its foreign currency asset and liability management operations reflecting a decline in foreign currency interest rates.

Net revenue of Mitsubishi Securities increased (Yen)41.6 billion, or 245.8%, from (Yen)16.9 billion for the fiscal year ended March 31, 2002 to (Yen)58.5 billion for the fiscal year ended March 31, 2003. This increase was mainly due to the merger that formed Mitsubishi Securities on September 1, 2002. There was no revenue of KOKUSAI Securities Co., Ltd. recorded for the fiscal year ended March 31, 2002 because Bank of Tokyo-Mitsubishi accounted for its investment in this company under the equity method and did not consolidate it.

The increase in operating expenses in the "Other" column primarily reflected a significant decrease in the provision for credit losses. Credit losses are allocated to the corporate center rather than being reflected in each business segment.

Mitsubishi Trust Bank

Mitsubishi Trust Bank had the following business groups as of March 31, 2004:

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

In April 2004, Mitsubishi Trust Bank has upgraded the status of its stock transfer agency business from part of the trust-banking business group to a newly established stock transfer agency business group. Since this change was made subsequent to March 31, 2004, we did not reclassify the business segment information for the fiscal years ended March 31, 2002, 2003 and 2004 to reflect this change.

The following table shows the business segment information for the fiscal years ended March 31, 2002, 2003 and 2004:

                                   Trust-     Trust      Real     Global
                                   Banking    Assets    Estate    Markets     Other       Total
                                  ---------- --------- --------- ---------- ---------  ----------
                                                           (in billions)
Fiscal year ended March 31, 2002:
   Net revenue................... (Yen)116.4 (Yen)54.3 (Yen)11.7 (Yen)105.9 (Yen)27.7  (Yen)316.0
   Operating expenses............       69.1      33.2       8.1       17.9      31.5       159.8
   Subsidiaries..................         --        --        --         --      (0.3)       (0.3)
                                  ---------- --------- --------- ---------- ---------  ----------
   Operating profit (loss)....... (Yen) 47.3 (Yen)21.1 (Yen) 3.6 (Yen) 88.0 (Yen)(4.1) (Yen)155.9
                                  ========== ========= ========= ========== =========  ==========
Fiscal year ended March 31, 2003:
   Net revenue................... (Yen)120.1 (Yen)38.0 (Yen)16.7 (Yen)137.2 (Yen)22.6  (Yen)334.6
   Operating expenses............       73.4      28.0       9.7       17.6      27.5       156.2
   Subsidiaries..................         --        --        --         --       4.8         4.8
                                  ---------- --------- --------- ---------- ---------  ----------
   Operating profit (loss)....... (Yen) 46.7 (Yen)10.0 (Yen) 7.0 (Yen)119.6 (Yen)(0.1) (Yen)183.2
                                  ========== ========= ========= ========== =========  ==========
Fiscal year ended March 31, 2004:
   Net revenue................... (Yen)124.9 (Yen)38.0 (Yen)16.2 (Yen)145.7 (Yen)14.3  (Yen)339.1
   Operating expenses............       71.1      28.1       9.5       15.8      26.5       151.0
   Subsidiaries..................         --        --        --         --       5.9         5.9
                                  ---------- --------- --------- ---------- ---------  ----------
   Operating profit (loss)....... (Yen) 53.8 (Yen) 9.9 (Yen) 6.7 (Yen)129.9 (Yen)(6.3) (Yen)194.0
                                  ========== ========= ========= ========== =========  ==========

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Total net revenue increased (Yen)4.5 billion, or 1.3%, from (Yen)334.6 billion for the fiscal year ended March 31, 2003 to (Yen)339.1 billion for the fiscal year ended March 31, 2004. This increase primarily reflected a (Yen)4.8 billion increase in the trust-banking business group and a (Yen)8.5 billion increase in the global markets business group. These increases were partially offset by a decrease of (Yen)8.3 billion in "Other."

Net revenue of the trust-banking business group increased (Yen)4.8 billion, or 4.0%, from (Yen)120.1 billion for the fiscal year ended March 31, 2003 to
(Yen)124.9 billion for the fiscal year ended March 31, 2004. This increase was due to an increase of (Yen)8.0 billion in other fees. This increase was partially offset by a decrease of (Yen)2.8 billion in trust fees earned with respect to jointly operated designated money in trusts, principally resulting from a decrease in principal of loan trusts. The increase in other fee income was mainly due to an increase in fees and commissions obtained from the sales of investment trusts and variable annuities.

Net revenue of the trust assets business group for the fiscal year ended March 31, 2004 was mostly unchanged from the fiscal year ended March 31, 2003. Total fees and commissions slightly decreased in the fiscal year ended March 31, 2004, as the decrease in securities related fees was slightly larger than the increase in pension related fees.

Net revenue of the real estate business group decreased (Yen)0.5 billion, or 2.9%, from (Yen)16.7 billion for the fiscal year ended March 31, 2003 to
(Yen)16.2 billion for the fiscal year ended March 31, 2004. This decrease was mainly due to a decrease in the real estate brokerage fees.

Net revenue of the global markets business group increased (Yen)8.5 billion, or 6.2%, from (Yen)137.2 billion for the fiscal year ended March 31, 2003 to
(Yen)145.7 billion for the fiscal year ended March 31, 2004. This increase was mainly due to an increase in net interest income, resulting from a decrease in funding costs. On the other hand, loan trust account fees decreased because of lower securities balances held in trust accounts.

Net revenue of "Other" decreased (Yen)8.3 billion, or 36.5%, from (Yen)22.6 billion for the fiscal year ended March 31, 2003 to (Yen)14.3 billion for the fiscal year ended March 31, 2004. This decrease was mainly due to a reduction in the volume of our investment securities.

Total operating expenses decreased (Yen)5.2 billion, or 3.3%, from (Yen)156.2 billion for the fiscal year ended March 31, 2003 to (Yen)151.0 billion for the fiscal year ended March 31, 2004. This decrease was due to a decrease of
(Yen)2.3 billion in the trust-banking business group and a decrease of (Yen)1.8 billion in the global markets business group. The decrease in the trust-banking business group was attributable to a decrease in personnel and other expenses.

The operating profit of subsidiaries on a combined basis increased (Yen)1.1 billion, or 25.2%, from (Yen)4.8 billion for the fiscal year ended March 31, 2003 to (Yen)5.9 billion for the fiscal year ended March 31, 2004. This increase reflected a decrease in the general provision for credit losses. As a result, total operating profit for the fiscal year ended March 31, 2004 amounted to (Yen)194.0 billion, an increase of (Yen)10.8 billion, or 5.9%, from
(Yen)183.2 billion for the fiscal year ended March 31, 2003.

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

Geographic Segment Analysis

The following table sets forth our total revenue, income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle and net income (loss) on a geographic basis, based principally on the domicile of activities for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                                                   Fiscal years ended March 31,
                                                                             ----------------------------------------
                                                                                 2002          2003          2004
                                                                             ------------  ------------  ------------
                                                                                          (in billions)
Total revenue (interest income and non-interest income):
   Domestic................................................................. (Yen)1,222.1  (Yen)1,286.4  (Yen)1,650.7
                                                                             ------------  ------------  ------------
   Foreign:
       United States........................................................        541.5         611.9         575.1
       Europe...............................................................        243.9         256.0         277.2
       Asia/Oceania excluding Japan.........................................        239.0         150.6          78.1
       Other areas*.........................................................        129.0         117.7         147.5
                                                                             ------------  ------------  ------------
          Total foreign.....................................................      1,153.4       1,136.2       1,077.9
                                                                             ------------  ------------  ------------
              Total......................................................... (Yen)2,375.5  (Yen)2,422.6  (Yen)2,728.6
                                                                             ============  ============  ============
Income (loss) from continuing operations before income tax expense (benefit)
  and cumulative effect of a change in accounting principle:
   Domestic................................................................. (Yen) (385.4) (Yen)  (76.1) (Yen)  709.8
                                                                             ------------  ------------  ------------
   Foreign:
       United States........................................................        (31.4)        173.9         166.4
       Europe...............................................................          8.5          52.0         183.1
       Asia/Oceania excluding Japan.........................................         44.8          61.5          48.2
       Other areas*.........................................................         41.0          51.6          72.6
                                                                             ------------  ------------  ------------
          Total foreign.....................................................         62.9         339.0         470.3
                                                                             ------------  ------------  ------------
              Total......................................................... (Yen) (322.5) (Yen)  262.9  (Yen)1,180.1
                                                                             ============  ============  ============
Net income (loss):
   Domestic................................................................. (Yen) (236.5) (Yen)  (70.6) (Yen)  463.4
                                                                             ------------  ------------  ------------
   Foreign:
       United States........................................................        (57.0)        143.0         158.3
       Europe...............................................................          4.1          37.3         120.8
       Asia/Oceania excluding Japan.........................................         35.0          43.3          26.5
       Other areas*.........................................................         37.9          50.3          53.2
                                                                             ------------  ------------  ------------
          Total foreign.....................................................         20.0         273.9         358.8
                                                                             ------------  ------------  ------------
              Total......................................................... (Yen) (216.5) (Yen)  203.3  (Yen)  822.2
                                                                             ============  ============  ============

--------
*  Other areas primarily include Canada, Latin America and the Caribbean.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Domestic net income for the fiscal year ended March 31, 2004 was (Yen)463.4 billion, compared to a (Yen)70.6 billion loss for the fiscal year ended March 31, 2003. This improvement primarily reflected the reversal of allowance for credit losses and the gains in investment securities due to the improvement in domestic stock prices.

Foreign net income for the fiscal year ended March 31, 2004 was (Yen)358.8 billion, compared to (Yen)273.9 billion for the fiscal year ended March 31, 2003. This increase primarily reflected the foreign exchange gains due to the appreciation of the Japanese yen against the US dollar and the reversal of allowance for credit losses.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Domestic total revenue increased (Yen)64.3 billion, or 5.3 %, from (Yen)1,222.1 billion for the fiscal year ended March 31, 2002 to (Yen)1,286.4 billion for the fiscal year ended March 31, 2003. This increase primarily reflected an increase in net trading account profits. The increase was partially offset by a decrease in interest income.

Foreign total revenue decreased (Yen)17.2 billion, or 1.5%, from (Yen)1,153.4 billion for the fiscal year ended March 31, 2002 to (Yen)1,136.2 billion for the fiscal year ended March 31, 2003. This decrease primarily reflected a decrease in interest income. The decrease was partially offset by increases in net foreign exchange gains and net investment securities gains.

Domestic loss from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2003 was (Yen)76.1 billion, compared to a (Yen)385.4 billion loss for the fiscal year ended March 31, 2002. This improvement primarily reflected a decrease in the provision for credit losses and increases in net trading account profits.

Foreign income from continuing operations before income tax expense and cumulative effect of a change in accounting principle increased (Yen)276.1 billion from (Yen)62.9 billion for the fiscal year ended March 31, 2002 to
(Yen)339.0 billion for the fiscal year ended March 31, 2003. This increase primarily reflected increases in net investment securities gains and net foreign exchange gains. This increase was partially offset by an increase in the provision for credit losses.

Effect of the Change in Exchange Rates on Foreign Currency Translation

The average exchange rate for the fiscal year ended March 31, 2004 was
(Yen)113.07 per $1.00, compared to the prior fiscal year's average exchange rate of (Yen)121.94 per $1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2003 was (Yen)115.98 per $1.00, compared to the average exchange rate for the fiscal year ended December 31, 2002 of
(Yen)125.34 per $1.00.

The change in the average exchange rate of the yen against the US dollar and other foreign currencies resulted in translation losses on total revenue of approximately (Yen)48 billion, net interest income of approximately (Yen)23 billion and income before income taxes of approximately (Yen)18 billion for the fiscal year ended March 31, 2004.

B.   Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2004 were (Yen)103.70 trillion, representing an increase of (Yen)7.17 trillion, from (Yen)96.53 trillion at March 31, 2003. This increase was due primarily to an increase of (Yen)4.40 trillion in investment securities and an increase of (Yen)2.90 trillion in receivables under securities borrowing transactions. This increase was partially offset by a decrease of (Yen)1.18 trillion in cash and due from banks.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2003 and 2004 by geographic region based principally on the domicile of the obligors:

                                                  At March 31,
                                             ----------------------
                                                2003       2004
                                             ---------- -----------
                                                 (in trillions)
            Japan........................... (Yen)69.73 (Yen) 79.66
                                             ---------- -----------
            Foreign:
               United States of America.....      13.21       12.59
               Europe.......................       7.89        6.14
               Asia/Oceania excluding Japan.       3.15        3.01
               Other areas*.................       2.55        2.30
                                             ---------- -----------
                   Total foreign............      26.80       24.04
                                             ---------- -----------
                      Total................. (Yen)96.53 (Yen)103.70
                                             ========== ===========

--------
*  Other areas primarily include Canada, Latin America and the Caribbean.

At March 31, 2004, the noon buying rate of the Federal Reserve Bank of New York was (Yen)104.18 per $1.00, as compared with (Yen)118.07 per $1.00 at March 31, 2003. The yen equivalent amount of foreign currency denominated assets and liabilities increases as the relevant exchange rate indicating the yen value per one foreign currency unit becomes higher, evidencing a "weaker" yen, and decreases as the relevant exchange rate indicating the yen value per one foreign currency unit becomes lower, evidencing a "stronger" yen. The appreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2004 decreased the yen value of our total assets by approximately (Yen)2.47 trillion. See "Item 3.A. Key Information--Selected Financial Data--Exchange Rate Information."

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2003 and 2004, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

                                                          At March 31,
                                                  ---------------------------
                                                      2003           2004
                                                  ------------- -------------
                                                         (in billions)
 Domestic:
    Manufacturing................................ (Yen) 6,034.3 (Yen) 6,000.1
    Construction.................................       1,277.4       1,010.4
    Real estate..................................       4,298.1       4,585.3
    Services.....................................       4,953.8       4,344.8
    Wholesale and retail.........................       5,458.3       4,999.0
    Banks and other financial institutions.......       3,598.0       3,834.2
    Communication and information services.......       1,516.0         874.6
    Other industries.............................       3,858.2       6,169.4
    Consumer.....................................       7,425.7       7,951.2*
                                                  ------------- -------------
        Total domestic...........................      38,419.8      39,769.0
                                                  ------------- -------------
 Foreign:
    Governments and official institutions........         235.1         183.1
    Banks and other financial institutions.......         928.1       1,043.9
    Commercial and industrial....................       8,413.5       7,239.9
    Other........................................         510.1         318.6
                                                  ------------- -------------
        Total foreign............................      10,086.8       8,785.5
                                                  ------------- -------------
 Less unearned income and deferred loan fees--net          41.0          28.6
                                                  ------------- -------------
           Total................................. (Yen)48,465.6 (Yen)48,525.9
                                                  ============= =============

--------
* Domestic loans within the "consumer" category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and we are now able to present a precise breakdown of the balance of such consumer loans at March 31, 2004 by the type of proprietor business, as presented below:

                                                             Banks and   Communication               Total
                                                               other          and                   included
                              Real               Wholesale   financial    information    Other         in
Manufacturing Construction   estate    Services  and retail institutions   services    industries   Consumer
------------- ------------ ---------- ---------- ---------- ------------ ------------- ---------- ------------
                                                (in billions)
  (Yen)28.2    (Yen)19.3   (Yen)738.4 (Yen)230.7 (Yen)52.3    (Yen)1.2     (Yen)4.1    (Yen)10.6  (Yen)1,084.8

   Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Loans are our primary use of funds. The average loan balance accounted for 57.6% of total interest-earning assets for the fiscal year ended March 31, 2003 and 53.9% for the fiscal year ended March 31, 2004.

At March 31, 2004, our total loans were (Yen)48.53 trillion, representing an increase of (Yen)0.06 trillion, or 0.1%, from (Yen)48.47 trillion at March 31, 2003. Before the deduction of unearned income and deferred loan fees--net, our loan balance at March 31, 2004, consisted of (Yen)39.77 trillion of domestic loans and (Yen)8.79 trillion of foreign loans while the loan balance at March 31, 2003, consisted of (Yen)38.42 trillion of domestic loans and (Yen)10.09 trillion of foreign loans.

Domestic loans increased (Yen)1.35 trillion and foreign loans decreased
(Yen)1.30 trillion. With respect to domestic loans, despite a significant decrease in nonperforming loans due to disposal, the total loan balance increased, reflecting an increase in consumer loans, as we promoted residential mortgage loans, and an increase in loans to other industries mainly to the public sector, through increasing loans to Japanese government and related institutions, which have comparatively lower credit risk, as a part of our effective use of funds.

Foreign loans decreased due to a decrease in the loan balance of UnionBanCal Corporation, our largest overseas subsidiary, and due to the appreciation of the yen against the US dollar and other foreign currencies. UnionBanCal Corporation pursued its strategy to increase its consumer loans and increased residential mortgage loans. However, the total loans decreased because of a decrease in loans to industries.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2002, 2003 and 2004:

                                             Fiscal year ended March 31,
                                      ----------------------------------------
                                          2002          2003          2004
                                      ------------  ------------  ------------
                                                    (in billions)
 Balance at beginning of fiscal year. (Yen)1,717.0  (Yen)1,735.2  (Yen)1,360.1
                                      ------------  ------------  ------------
 Provision (credit) for credit losses        598.4         438.0        (114.1)
                                      ------------  ------------  ------------
 Charge-offs:
    Domestic.........................       (513.2)       (753.8)       (294.2)
    Foreign..........................       (156.2)       (139.8)        (83.9)
                                      ------------  ------------  ------------
        Total........................       (669.4)       (893.6)       (378.1)
 Recoveries:
    Domestic.........................         42.1          57.8          17.3
    Foreign..........................         23.9          21.0          23.7
                                      ------------  ------------  ------------
        Total........................         66.0          78.8          41.0
 Net charge-offs.....................       (603.4)       (814.8)       (337.1)
 Others*.............................         23.2           1.7         (20.8)
                                      ------------  ------------  ------------
 Balance at end of fiscal year....... (Yen)1,735.2  (Yen)1,360.1  (Yen)  888.1
                                      ============  ============  ============

--------
* Others principally include foreign currency translation and discontinued operations adjustments.

We have been actively working on disposing nonperforming loans. We met the guideline for the disposal of nonperforming loans, which was based on a Japanese regulation established under the program for financial revival announced by the Japanese government in October 2002. Under the program, the FSA stated that it would strive to normalize the problems with nonperforming loans by March 31, 2005, by reducing major Japanese banks' ratio of nonperforming loans to total loans by about half.

For the fiscal year ended March 31, 2004, we recorded a reversal allowance of
(Yen)114.1 billion due to a significant decrease in our specific allowance for nonperforming loans reflecting a decline in such loan balances, and a gain in connection with loan sales, as the loans' sales price exceeded the loan balance, net of allowance.

The following table presents comparative data in relation to the principal amount of nonperforming loan sold and additional provision for credit losses.

                                                                               Additional
                                                                               provision
                                                                               for credit
                                          Principal    Allowance    Loans,       losses
                                            amount     for credit   net of    (reversal of
                                         of loans/(1)/ losses/(2)/ allowance   allowance)
                                         ------------  ----------  ---------- ------------
                                                          (in billions)
For the fiscal year ended March 31, 2002  (Yen)275.1   (Yen)160.6  (Yen)114.5  (Yen)  5.0
For the fiscal year ended March 31, 2003       653.1        317.4       335.7        40.1
For the fiscal year ended March 31, 2004       315.9        133.2       182.7       (10.2)

--------
(1) Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2) Represents allowance for credit losses at the latest balance-sheet date.

The sales of nonperforming loans resulted in additional provisions for credit losses of (Yen)40.1 billion for the fiscal year ended March 31, 2003 and reversal of allowance of (Yen)10.2 billion for the fiscal year ended March 31, 2004.

Through the sale of nonperforming loans to the Resolution and Collection Corporation and to other third parties, additional provisions or gains may arise from factors such as a change in the credit quality of the borrowers or the value of the underlying collateral subsequent to the prior reporting date, and the risk appetite and investment policy of the purchasers. For the fiscal year ended March 31, 2003, we recorded additional provisions of (Yen)40.1 billion because the unexpected adverse change in borrowers' credit-worthiness was severe. However, during the fiscal year ended March 31, 2004, we realized a gain of (Yen)10.2 billion, because there was no such change and the conditions surrounding the sales of loans improved.

Due to the inherent uncertainty of factors that may affect negotiated prices, which reflect the borrowers' financial condition, and the value of underlying collateral, the results during the reported periods are not necessarily indicative of the results that we may record in the future.

In the fiscal years ended March 31, 2003 and 2004, we also sold loans that were not recorded as nonperforming in aggregate principal amounts of (Yen)38.9 billion and (Yen)18.0 billion, respectively, and recorded additional provisions for credit losses of (Yen)4.9 billion and (Yen)1.5 billion, respectively, in connection with those sales. Although not categorized as nonperforming as of the most recent balance sheet date, most of these loans had suffered a decline in their credit quality as of the date of their sale and were sold as a precautionary measure to avoid further declines in the value of the loans and to avoid additional losses in the future.

We incurred additional provisions of (Yen)45.0 billion in connection with the sale of loans including performing loans for the fiscal year ended March 31, 2003, and recorded a gain of (Yen)8.7 billion for the fiscal year ended March 31, 2004.

Charge-offs for the fiscal year ended March 31, 2004 were (Yen)378.1 billion, a decrease of (Yen)515.5 billion, or 57.7%, from (Yen)893.6 billion for the fiscal year ended March 31, 2003. For the fiscal year ended March 31, 2003, charge-offs were particularly high because we accelerated the disposal of nonperforming loans to meet the governmental policy for disposal of such loans, and to improve our loan portfolio. However, for the fiscal year ended March 31, 2004, charge-offs significantly decreased because the amount of nonperforming loans we disposed of was not large compared to the prior period, and because the business environment in Japan generally improved as evidenced by the decrease in bankruptcy filings. Charge-offs of domestic nonperforming loans decreased in all industries, led by a decrease of (Yen)213.4 billion in real estate, in which charge-offs were particularly large for the fiscal year ended March 31, 2003.

The following table summarizes the allowance for credit losses by component at each fiscal year-end:

                                                                      At March 31,
                                                          ------------------------------------
                                                              2002         2003        2004
                                                          ------------ ------------ ----------
                                                                     (in billions)
Allocated allowance:
   Specific--specifically identified problem loans....... (Yen)1,301.6 (Yen)  894.4 (Yen)563.6
   Large groups of smaller balance homogeneous loans.....         38.3         38.0       38.8
   Loans exposed to specific country risk................         28.3         13.1        6.1
   Formula--substandard, special mention and other loans.        344.4        391.3      261.1
Unallocated allowance....................................         22.6         23.3       18.5
                                                          ------------ ------------ ----------
   Total allowance....................................... (Yen)1,735.2 (Yen)1,360.1 (Yen)888.1
                                                          ============ ============ ==========

Allowance policy

Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and is used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends. For a discussion of our credit rating system, see "Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk--Credit Risk Management--Credit Rating System."

Change in total allowance and provision for credit losses

At March 31, 2004, the total allowance for credit losses was (Yen)888.1 billion, or 1.83% of our total loan portfolio and 51.30% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. At March 31, 2003, the total allowance for credit losses was
(Yen)1,360.1 billion, or 2.81% of our total loan portfolio and 49.41% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more.

During the fiscal years ended March 31, 2002, 2003 and 2004, there were no significant additions to the allowance for credit losses resulting from directives, advice or counsel from governmental or regulatory bodies.

The provision for credit losses decreased consistently from the fiscal year ended March 31, 2002 to the fiscal year ended March 31, 2004. In particular, for the fiscal year ended March 31, 2004, we recorded a reversal of allowance for credit losses due to a decrease of allocated allowance for specifically identified problem loans as our nonperforming loans decreased, and due to a decrease of formula allowance as we reduced some performing loans, for which credit risk and percentage of allowance were comparatively high.

Allocated allowance for specifically identified problem loans

The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans called for in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans made by our banking subsidiaries, including Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, and 90 days or more with respect to loans of certain foreign banking subsidiaries. Loans are classified as restructured loans when we grant a concession to the borrowers for economic or legal reasons related to the borrowers' financial difficulties. Detailed reviews of impaired loans are performed on a daily basis after a borrower's annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers' creditworthiness including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events and reassesses borrowers' ratings in response to such events. This credit monitoring process form an integral part of our overall control process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent at a balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2002, 2003 and 2004:

                                                                                    At March 31,
                                                     -------------------------------------------------------------------------
                                                          2002                  2003                          2004
                                                     -------------- ----------------------------  ----------------------------
                                                          Old            Old            New            Old            New
                                                     classification classification classification classification classification
                                                     -------------- -------------- -------------- -------------- --------------
                                                                         (in billions, except percentages)
Nonaccrual loans:
   Domestic:
       Manufacturing................................ (Yen)   142.6  (Yen)   112.2  (Yen)   111.1  (Yen)   175.9  (Yen)   175.7
       Construction.................................         213.5          149.9          149.9           59.0           59.0
       Real estate..................................         841.4          266.4          266.4          154.8          154.8
       Services.....................................         214.9           85.6           87.5           68.1           73.0
       Wholesale and retail.........................         251.0          239.0          224.5          118.1          108.5
       Banks and other financial
         institutions...............................          58.6           17.8           17.8           21.4           21.4
       Communication and information
         services...................................            --             --           14.1             --            5.1
       Other industries.............................          39.7           54.3           53.9           40.0           39.8
       Consumer.....................................         166.3          151.0          151.0          141.8          141.8*
                                                     -------------  -------------  -------------  -------------  -------------
          Total domestic............................       1,928.0        1,076.2        1,076.2          779.1          779.1
   Foreign..........................................         245.6          337.4          337.4          304.0          304.0
                                                     -------------  -------------  -------------  -------------  -------------
          Total nonaccrual loans....................       2,173.6        1,413.6        1,413.6        1,083.1        1,083.1
                                                     -------------  -------------  -------------  -------------  -------------
Restructured loans:
   Domestic:
       Manufacturing................................         303.0          218.4          215.6           89.0           88.7
       Construction.................................         190.0          118.5          118.5           41.2           41.2
       Real estate..................................         422.5          264.9          264.9          131.0          131.0
       Services.....................................         248.6          146.2          164.0           79.4           87.5
       Wholesale and retail.........................         442.4          315.5          292.8          159.0          149.3
       Banks and other financial
         institutions...............................          55.4           19.9           19.9            1.6            1.6
       Communication and information
         services...................................            --             --           11.1             --            4.7
       Other industries.............................          83.5           43.0           39.6           15.2           12.4
       Consumer.....................................         113.8           86.4           86.4           61.0           61.0*
                                                     -------------  -------------  -------------  -------------  -------------
          Total domestic............................       1,859.2        1,212.8        1,212.8          577.4          577.4
   Foreign..........................................         109.2          106.2          106.2           55.0           55.0
                                                     -------------  -------------  -------------  -------------  -------------
          Total restructured loans..................       1,968.4        1,319.0        1,319.0          632.4          632.4
                                                     -------------  -------------  -------------  -------------  -------------
Accruing loans contractually past due 90 days or
  more:
   Domestic.........................................          20.3           17.5           17.5           14.7           14.7
   Foreign..........................................           2.7            2.9            2.9            0.9            0.9
                                                     -------------  -------------  -------------  -------------  -------------
          Total accruing loans contractually
            past due 90 days or more................          23.0           20.4           20.4           15.6           15.6
                                                     -------------  -------------  -------------  -------------  -------------
          Total..................................... (Yen) 4,165.0  (Yen) 2,753.0  (Yen) 2,753.0  (Yen) 1,731.1  (Yen) 1,731.1
                                                     =============  =============  =============  =============  =============
          Total loans............................... (Yen)50,229.7  (Yen)48,465.6  (Yen)48,465.6  (Yen)48,525.9  (Yen)48,525.9
                                                     =============  =============  =============  =============  =============
Nonaccrual and restructured loans, and accruing
  loans contractually past due 90 days or more as
  a percentage of total loans.......................          8.29%          5.68%          5.68%          3.57%          3.57%
                                                     =============  =============  =============  =============  =============

--------
* Domestic loans within the "consumer" category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and we are now able to present a precise breakdown of the balance of such consumer loans at March 31, 2004 by the type of proprietor business. Such breakdown is presented below in accordance with our new classification:

                                                                              Banks and   Communication             Total
                                                                                other          and                 included
                                                Real              Wholesale   financial    information    Other       in
                   Manufacturing Construction  estate   Services  and retail institutions   services    industries Consumer
-                  ------------- ------------ --------- --------- ---------- ------------ ------------- ---------- ---------
                                                                 (in billions)
Nonaccrual loans..   (Yen)1.6      (Yen)0.9   (Yen)52.3 (Yen)14.2  (Yen)5.8       --        (Yen)0.2        --     (Yen)75.0
Restructured loans      1.0             0.3        21.0       4.1       1.5       --              --        --          27.9

   Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

The Bank of Japan changed its industry segment classification during the fiscal year ended March 31, 2003. For purpose of comparison, the information as of March 31, 2003 and 2004 includes both loans outstanding by type of industry based on the prior fiscal years' industry segment classifications and the new industry segment classifications.

Total nonaccrual loans were (Yen)1,083.1 billion at March 31, 2004, a decrease of (Yen)330.5 billion, or 23.4%, from (Yen)1,413.6 billion at March 31, 2003. This decrease was largely attributable to a decrease of (Yen)116.0 billion in domestic nonaccrual loans to borrowers in the wholesale and retail industry and a decrease of (Yen)111.6 billion in domestic nonaccrual loans to borrowers in the real estate industry. These decreases principally reflected sales and charge-offs of such loans during the fiscal year ended March 31, 2004.

Total restructured loans were (Yen)632.4 billion at March 31, 2004, a decrease of (Yen)686.6 billion, or 52.1%, from (Yen)1,319.0 billion at March 31, 2003. Restructured loans to most industry segments decreased substantially during the fiscal year ended March 31, 2004. The reasons are as follows:

..   The amount of newly identified nonperforming loans significantly decreased because of the general upturn in the Japanese economy as evidenced by the decrease in bankruptcy filings.

..   Many borrowers were upgraded mainly through our policy to support the borrowers' revival efforts.

..   We also made efforts to reduce nonperforming loans through collection

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2002, 2003 and 2004, excluding smaller-balance homogeneous loans:

                                                                         At March 31,
                                         ----------------------------------------------------------------------------
                                                    2002                      2003                     2004
                                         -------------------------- ------------------------ ------------------------
                                             Loan       Impairment      Loan      Impairment     Loan      Impairment
                                            balance     allowance      balance    allowance     balance    allowance
                                         ------------  ------------ ------------  ---------- ------------  ----------
                                                                        (in billions)
Requiring an impairment allowance....... (Yen)3,556.6  (Yen)1,296.3 (Yen)2,408.5  (Yen)894.4 (Yen)1,405.8  (Yen)563.6
Not requiring an impairment
  allowance.............................        489.1            --        211.2          --        183.1          --
                                         ------------  ------------ ------------  ---------- ------------  ----------
   Total................................ (Yen)4,045.7  (Yen)1,296.3 (Yen)2,619.7  (Yen)894.4 (Yen)1,588.9  (Yen)563.6
                                         ============  ============ ============  ========== ============  ==========
Percentage of the allocated allowance to
  total impaired loans..................         32.0%                      34.1%                    35.5%
                                         ============               ============             ============

In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of (Yen)3.2 billion, (Yen)3.8 billion and
(Yen)12.6 billion at March 31, 2002, 2003 and 2004, respectively.

Impaired loans decreased (Yen)1,030.8 billion, or 39.3%, from (Yen)2,619.7 billion at March 31, 2003 to (Yen)1,588.9 billion at March 31, 2004, reflecting decreases in nonaccrual loans and restructured loans as set forth above.

The percentage of the allocated allowance to total impaired loans at March 31, 2004 was 35.5%, an increase of 1.4 percentage points from 34.1% at March 31, 2003. The percentage of impairment allowance allocated to nonaccrual loans at March 31, 2004 was 39.1%, a decrease of 5.4 percentage points from 44.5% at March 31, 2003. The percentage of impairment allowance allocated to restructured loans at March 31, 2004 was 28.6%, an increase of 6.3 percentage points from 22.3% at March 31, 2003.

Based upon a review of borrowers' financial status, from time to time each of our banking subsidiaries grants various concessions to troubled borrowers at the borrowers' request, including reductions in the stated interest rates or the principal amount of loans, and extensions of the maturity date. According to the policies of each of our banking subsidiaries, such modifications are made to mitigate the near-term burden of the loans provided to the borrowers and to better match the payment terms with the borrower's expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms. The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, each of our banking subsidiaries does not modify the terms of loans to borrowers that are considered "Likely to Become Bankrupt," "Virtually Bankrupt" or "Bankrupt" because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience. The loss experience is usually determined by reviewing the historical loss rate. The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was
(Yen)38.8 billion at March 31, 2004, a slight increase from (Yen)38.0 billion at March 31, 2003.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. We use a country risk grading system that assigns risk ratings to individual countries. To determine the risk rating, we consider the instability of foreign currency and difficulties regarding debt servicing. The allowance is determined based on the assessment of individual country risks, taking into consideration various factors such as the political and macroeconomic situation and debt repayment capability. It is generally based on a function of default probability and expected recovery ratios, taking external credit ratings into account. The allocated allowance for country risk exposure decreased (Yen)7.0 billion from
(Yen)13.1 billion at March 31, 2003 to (Yen)6.1 billion at March 31, 2004. This decrease resulted from a decrease in credit exposure to the countries, including Argentina and Indonesia, which were subject to this allowance, and from worldwide business recovery.

The following is a summary of cross-border outstandings to counterparties* in major Asian and Latin American countries at March 31, 2003 and 2004:

                                               At March 31,
                                           ---------------------
                                              2003       2004
                                           ---------- ----------
                                               (in billions)
                Hong Kong................. (Yen)224.7 (Yen)333.4
                Singapore.................      278.0      226.5
                South Korea...............      289.2      226.1
                People's Republic of China      145.0      213.6
                Thailand..................      167.4      164.1
                Malaysia..................      116.2      106.3
                Philippines...............       61.3       53.5
                Indonesia.................       33.9       28.4
                Brazil....................      120.0       82.5
                Mexico....................       76.3       46.3
                Argentina.................       34.1       18.2

--------
* We recorded allocated allowance for country risk exposure for specific countries, not all of the countries above.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating of inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

Bank of Tokyo-Mitsubishi has computed the formula allowance based on estimated credit losses using a methodology defined by the credit rating system. Estimated losses inherent in the loan portfolio at the balance sheet date are calculated by multiplying the default ratio by the irrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each credit risk rating, taking into account the historical number of defaults of borrowers within each credit risk rating divided by the total number of borrowers within that credit risk rating existing at the beginning of the five-year observation period. The recovery ratio is determined by the historical experience of collections against loans in default.

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

Though there are a few technical differences in the methodology used for the allowance for credit losses as mentioned above, we examine overall sufficiency of the formula allowance periodically by back-test comparison with the actual loss experience subsequent to the balance sheet date.

The formula allowance decreased (Yen)130.2 billion from (Yen)391.3 billion at March 31, 2003 to (Yen)261.1 billion at March 31, 2004. This decrease was due to a reduction of some performing loans of which credit risk and percentage of allowance were comparatively high.

Unallocated allowance

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

The unallocated allowance decreased (Yen)4.8 billion from (Yen)23.3 billion at March 31, 2003 to (Yen)18.5 billion at March 31, 2004. This decrease primarily reflected improving economic factors and identifiable improving conditions in several specific sectors in the United States.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was (Yen)110.7 billion at March 31, 2004, an increase of (Yen)27.4 billion, or 32.9%, from (Yen)83.3 billion at March 31, 2003. This increase is primarily due to the accelerated restructuring and downgrades of some borrowers to whom we had extended off-balance sheet credit.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available-for-sale securities. We also hold Japanese government bonds which are classified as securities being held to maturity.

We hold equity securities of some of our customers for strategic purposes, in particular to maintain long-term relationships with these customers. However, our current goal is to reduce our aggregate value of equity securities to approximately 50% of our Tier I capital by March 31, 2007, because we believe from a risk management perspective, reducing the price fluctuation risk in our equity portfolio is imperative. As of March 31, 2004, we already reduced the aggregate value of marketable equity securities under Japanese GAAP to 72% of our Tier I capital which satisfies the required level under the legislation forbidding banks from holding equity securities in excess of their Tier I capital after September 30, 2006. As part of our efforts to reduce our equity securities, in addition to sales in the stock market, we will continue to take into account other options such as sales to the Banks' Shareholdings Purchase Corporation and transfers to the exchange traded funds. In past years, before our equity portfolio's value was below our Tier I capital, we sold some of our equities to the Bank of Japan, which purchases equities only in excess of a bank's Tier I capital as a method to assist the bank to reduce its equity portfolio.

Investment securities increased (Yen)4.41 trillion, from (Yen)24.70 trillion at March 31, 2003 to (Yen)29.11 trillion at March 31, 2004.

Available-for-sale securities increased (Yen)3.29 trillion from (Yen)24.36 trillion at March 31, 2003 to (Yen)27.65 trillion at March 31, 2004. This increase was due primarily to an increase in amount of Japanese government bonds and an increase in the value of marketable equity securities. The increase in Japanese government bonds was partly due to the fact that our balance of deposits exceeded our loans, and Japanese government bonds were a viable investment option for us.

Net unrealized gains on available-for-sale securities included in the investment portfolio at March 31, 2003 and 2004 were (Yen)1.08 trillion and
(Yen)1.82 trillion, respectively. These net unrealized gains related principally to marketable equity securities and the increase in net unrealized gains reflected a significant improvement in the Japanese stock market at March 31, 2004, compared to March 31, 2003.

The amortized cost of securities being held to maturity increased (Yen)1.06 trillion from (Yen)0.19 trillion at March 31, 2003 to (Yen)1.25 trillion at March 31, 2004. This increase was due primarily to an increase in investment in Japanese government bonds.

In April 2003, we reassessed the appropriateness of the classification for the available-for-sale securities which had been acquired subsequent to September 2000, when Bank of Tokyo-Mitsubishi transferred its held-to-maturity securities to available-for-sale securities, and acquisitions thereafter had been classified as either available-for-sale or trading. As a result of reassessment, (Yen)78.3 billion of securities are reclassified as held-to-maturity. For further information regarding the transfer of held-to-maturity securities to available-for-sale securities in September 2000, see note 4 to our consolidated financial statements.

In addition to the reclassification of securities from available-for-sale to held-to-maturity as set forth above, during the fiscal year ended March 31, 2004, we started to classify a portion of our newly acquired debt securities into the held-to-maturity category to enable more stable fund management.

Subsequent to March 31, 2004, our bond portfolio value has experienced declines as long-term interest rates have risen in recent months. However, since stock and bond prices are inherently volatile, we are not able to estimate the expected impacts of fluctuations in these market prices on our future financial condition or results of operations.

We had an investment in shares of common stock issued by Mitsubishi Motors Corporation of (Yen)15.0 billion at March 31, 2004. These shares were classified as available-for-sale securities and were measured at fair value based on the quoted market price of (Yen)263 per share as of March 31, 2004. Subsequent to March 31, 2004, the per share quoted market price of Mitsubishi Motors Corporation declined to a level below (Yen)80 per share, after hitting over (Yen)300 per share in mid-April. Based on a price level around (Yen)100 per share in September 2004, a significant part of our investment has been lost subsequent to March 31, 2004.

Cash and Due from Banks

Cash and due from banks at March 31, 2004 was (Yen)3.11 trillion, a decrease of
(Yen)1.18 trillion from (Yen)4.29 trillion at March 31, 2003. The decrease in cash and due from banks was primarily attributable to a decrease in deposits with the Bank of Japan at the end of the fiscal year, due to an increase in investments in short-term Japanese government bonds at the end of the fiscal year.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2004 were (Yen)3.51 trillion, a decrease of (Yen)0.50 trillion, from (Yen)4.01 trillion at March 31, 2003. This decrease primarily reflected a decrease in foreign currency deposits.

Deferred Tax Assets

Deferred tax assets decreased (Yen)0.63 trillion, or 38.7%, from (Yen)1.64 trillion at March 31, 2003 to (Yen)1.01 trillion at March 31, 2004. This decrease was due primarily to a decrease in existing deductible temporary differences. The decrease in existing deductible temporary differences reflected a decrease in allowance for credit losses and an increase in unrealized gains on investment securities available for sale. A decrease in net operating loss carryforwards, which is attributable to the existence of taxable income in our domestic banking subsidiaries for the fiscal year ended March 31, 2004, also contributed to the decrease in deferred tax assets.

Total Liabilities

At March 31, 2004, total liabilities were (Yen)99.85 trillion, an increase of
(Yen)5.87 trillion, from (Yen)93.98 trillion at March 31, 2003. This increase primarily reflected increases of (Yen)2.81 trillion in other short-term borrowings and (Yen)2.72 trillion in total deposits. This increase was partially offset by a decrease of (Yen)1.09 trillion in trading account liabilities, and a decrease in the yen values for liabilities denominated in the US dollar resulting from the appreciation of the yen as mentioned below.

The appreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2004 decreased the yen values for liabilities denominated in foreign currencies by approximately (Yen)2.29 trillion.

Deposits

Deposits are our primary source of funds. Total average deposits increased
(Yen)3.61 trillion from (Yen)64.89 trillion for the fiscal year ended March 31, 2003 to (Yen)68.50 trillion for the fiscal year ended March 31, 2004. This increase reflected a (Yen)2.30 trillion increase in average domestic interest-bearing deposits and a (Yen)1.13 trillion increase in average domestic non-interest-bearing deposits, partially offset by a (Yen)0.08 trillion decrease in average foreign interest-bearing deposits.

Domestic deposits increased (Yen)1.30 trillion from (Yen)56.24 trillion at March 31, 2003 to (Yen)57.54 trillion at March 31, 2004, while foreign deposits increased (Yen)1.43 trillion from (Yen)11.06 trillion at March 31, 2003 to
(Yen)12.49 trillion at March 31, 2004.

Although the Deposit Insurance Corporation guarantees in full all current deposits, ordinary deposits and other specified deposits until March 31, 2005, under the Deposit Insurance Law amended in December 2002, the movements toward the reduction of blanket deposit insurance to a (Yen)10 million maximum, have led some depositors to transfer their deposits to more financially stable banks. The increase in our average domestic deposits for the fiscal year ended March 31, 2004 partly reflected such movements.

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

The total average balance of short-term borrowings increased (Yen)3.04 trillion from (Yen)12.94 trillion for the fiscal year ended March 31, 2003 to (Yen)15.98 trillion for the fiscal year ended March 31, 2004.

Short-term borrowings increased (Yen)2.86 billion from (Yen)13.58 trillion at March 31, 2003 to (Yen)16.44 trillion at March 31, 2004. This increase was primarily attributable to an increase of (Yen)2.81 trillion in other short-term borrowings primarily due to an increase of funding from The Bank of Japan in connection with its daily money market operations.

Severance Indemnities and Pension Liabilities

We have defined benefit pension plans in Japan and overseas, which cover substantially all of our employees. In Japan, we have Employees' Pension Fund plans, which are defined benefit plans established under the Japanese Welfare Pension Insurance Law. These plans are composed of (a) a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the Japanese Welfare Pension Insurance Law (similar to social security benefits in the U.S.) and (b) a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of each employer. An employer with an Employees' Pension Fund plan and its employees are exempt from contributions to Japanese Pension Insurance that would otherwise be required if they had not elected to fund the substitutional portion of the benefit through an Employees' Pension Fund plan arrangement. The Employee's Pension Fund plan, in turn, pays both the corporate and substitutional pension benefits to retired beneficiaries out of its plan assets. Benefits of the substitutional portion are based on a standard remuneration scheduled as determined by the Japanese Welfare Pension Insurance Law, but the benefits of the corporate portion are based on a formula determined by each employer's Employees' Pension Fund plan. In June 2001, the Japanese Welfare Insurance Law was amended to permit each employer's Employees' Pension Fund plan to separate the substitutional portion from its Employees' Pension Fund plan and transfer the obligation and related assets to the government. The separation process occurs in several phases.

As mentioned in "Item 5.A. Operating Results--Recent Developments--Planned Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," in August 2003, the government approved Bank of Tokyo-Mitsubishi's application to transfer the obligation to pay benefits for future employee service related to the substitutional portion. Upon that approval, Bank of Tokyo-Mitsubishi began making pension insurance payments to the government and the government assumed the benefit obligations arising from future employee services. To complete the entire separation process, in August 2004, Bank of Tokyo-Mitsubishi made another application for transfer to the government of the remaining substitutional portion related to the benefit obligation for past services, but the timing of the approval is not known yet. Upon completion of the separation, the remaining substitutional obligation and related pension plan assets, determined pursuant to a government formula, will be transferred to a government agency, and Bank of Tokyo-Mitsubishi will be released from paying the remaining substitutional portion of the benefits to its employees. After the separation, both Bank of Tokyo-Mitsubishi and its employees will be required to make periodic contributions to the Japanese Pension Insurance, and the Japanese government will be responsible for all benefit payments earned under the Japanese Welfare Pension Insurance Law.

The impact on our financial statements of the transfer, which will be accounted for in accordance with EITF 03-2, discussed in "Item 5.A. Operating Results--Recently Issued Accounting Pronouncements," is not known and cannot be reasonably estimated until the completion of the transfer.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. Due to the economic and financial environment in Japan, as well as to our relatively high financial standing in Japan, our deposits have steadily increased during recent years, from (Yen)63.66 trillion at March 31, 2002 to (Yen)70.02 trillion at March 31, 2004. As of March 31, 2004, our deposits of (Yen)70.02 trillion exceeded our loans, net of allowance for credit losses of (Yen)47.64 billion, by (Yen)22.38 billion. These deposits provide us with a sizable source of stable and low-cost funds. While approximately 53% of certificates of deposit and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact of the rollovers on our net interest margin and liquidity. Our average deposits, combined with average shareholders' equity, funded 69.8% of our average total assets of (Yen)102.8 trillion during the fiscal year ended March 31, 2004.

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

Shareholders' Equity

The following table presents a summary of our shareholders' equity at March 31, 2003 and 2004:

                                                                 At March 31,
                                                          --------------------------------
                                                              2003             2004
                                                           ------------     ------------
                                                          (in billions, except percentages)
Preferred stock.......................................... (Yen)  222.1     (Yen)  137.1
Common stock.............................................        984.7          1,069.7
Capital surplus..........................................      1,058.6          1,057.9
Retained earnings........................................        405.5          1,194.9
Accumulated other changes in equity from nonowner sources       (114.8)           389.8
Less treasury stock, at cost.............................         (3.2)            (2.4)
                                                           ------------     ------------
   Total shareholders' equity............................ (Yen)2,552.9     (Yen)3,847.0
                                                           ============     ============
Ratio of total shareholders' equity to total assets......         2.64%            3.71%

Total shareholders' equity increased (Yen)1,294.1 billion, or 50.7%, from
(Yen)2,552.9 billion at March 31, 2003 to (Yen)3,847.0 billion at March 31, 2004, and the ratio of total shareholders' equity to total assets also showed an increase of 1.07 percentage points from 2.64% at March 31, 2003 to 3.71% at March 31, 2004. The increase in total shareholders' equity for the fiscal year ended March 31, 2004, and the resulting increase in the ratio to total assets, were principally attributable to an increase of (Yen)789.4 billion in retained earnings, resulting from net income for the fiscal year ended March 31, 2004 and an increase of (Yen)411.0 billion in net unrealized gains on investment securities available for sale, net of taxes, recorded as part of accumulated other changes in equity from nonowner sources.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholders' equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities at March 31, 2003 and 2004:

                                                          At March 31,
                                                    --------------------------------
                                                       2003             2004
                                                      ----------      ------------
                                                    (in billions, except percentages)
   Accumulated net unrealized gains................ (Yen)725.8      (Yen)1,688.2
   Accumulated net unrealized gains to total assets       0.75%             1.63%

The increase in accumulated net unrealized gains on marketable equity securities at March 31, 2004 was mainly due to the improvement in the Japanese stock market compared to the previous fiscal year.

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

Capital Requirements for Securities Firms in Japan and Overseas

We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Securities and Exchange Law of Japan and related ordinance require securities firms to maintain a minimum capital ratio of 120% calculated by as a percentage of capital accounts less certain illiquid assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which detail the definition of essential components of the capital ratios, including capital, illiquid assets deductions, risks and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a suspension of all or part of the business for a period of time and cancellation of a license. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate. At March 31, 2004, Mitsubishi Securities's capital accounts, less certain illiquid assets of (Yen)397.8 billion, were 403.2% of total amounts equivalent to market, counterparty credit and operations risks.

Mitsubishi Tokyo Financial Group Ratios

The table below presents our consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2003 and 2004 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

                                                              At March 31,
                                                      --------------------------------  Minimum capital
                                                           2003             2004        ratios required
                                                       -------------    -------------   ---------------
                                                      (in billions, except percentages)
Capital components:
   Tier I capital.................................... (Yen) 3,128.7    (Yen) 3,859.4
   Tier II capital includable as qualifying capital..       2,847.6          3,157.9
   Tier III capital includable as qualifying capital.          30.0             30.0
   Deductions from total qualifying capital..........          37.9             54.5
   Total risk-based capital..........................       5,968.4          6,992.8
Risk-weighted assets.................................      55,049.6         53,996.8
Capital ratios:
   Tier I capital....................................          5.68%            7.14%        4.00%
   Total risk-based capital..........................         10.84            12.95         8.00

Our total risk-based capital ratio increased 2.11 percentage points from 10.84% at March 31, 2003 to 12.95% at March 31, 2004. This increase was due primarily to an increase in Tier I capital, which primarily resulted from an increase in retained earnings.

Capital Ratios of Our Subsidiary Banks in Japan

The table below presents the risk-based capital ratios of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank at March 31, 2003 and 2004 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

                                     At March 31,
                                     ------------  Minimum capital
                                      2003   2004  ratios required
                                     -----  -----  ---------------
Consolidated capital ratios:
   Bank of Tokyo-Mitsubishi
       Tier I capital...............  5.34%  6.52%      4.00%
       Total risk-based capital..... 10.43  11.97       8.00
   Mitsubishi Trust Bank
       Tier I capital...............  6.66   7.76       4.00
       Total risk-based capital..... 12.00  15.03       8.00
Stand-alone capital ratios:
   Bank of Tokyo-Mitsubishi
       Tier I capital...............  5.12   6.35       4.00
       Total risk-based capital..... 10.24  12.18       8.00
   Mitsubishi Trust Bank
       Tier I capital...............  6.16   7.78       4.00
       Total risk-based capital..... 11.23  15.16       8.00

At March 31, 2004, management believes that our subsidiary banks are in compliance with all capital adequacy requirements to which they are subject.

Capital Ratios of Subsidiary Banks in the United States

The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California, both subsidiaries of Bank of Tokyo-Mitsubishi, at December 31, 2002 and 2003:

                                                  At December 31,
                                                  --------------          Minimum           Ratios OCC requires
                                                   2002    2003   capital ratios required to be "well-capitalized"
                                                  -----   -----   ----------------------- ------------------------
UnionBanCal Corporation:
   Tier I capital (to risk-weighted assets)...... 11.18%  11.31%           4.00%                      --
   Tier I capital (to quarterly average assets)*.  9.75    9.03            4.00                       --
   Total capital (to risk-weighted assets)....... 12.93   14.14            8.00                       --
Union Bank of California:
   Tier I capital (to risk-weighted assets)...... 10.37%  10.44%           4.00%                    6.00%
   Tier I capital (to quarterly average assets)*.  9.01    8.30            4.00                     5.00
   Total capital (to risk-weighted assets)....... 11.87   11.88            8.00                    10.00

--------
*  Excludes certain intangible assets.

Management believes that, as of December 31, 2003, UnionBanCal Corporation and Union Bank of California met all capital adequacy requirements to which they are subject.

As of December 31, 2003, Union Bank of California was categorized as "well-capitalized" under the regulatory framework for prompt corrective action in accordance with the notification from the OCC. To be categorized as "well capitalized," Union Bank of California must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank of California's category.

Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2004:

                                                              Amount of commitment expiration by period
                                                       --------------------------------------------------------
                                                          Less
                                                         than 1       1-3        4-5       Over 5
                                                          year       years      years      years       Total
                                                       ----------- ---------- ---------- ---------- -----------
                                                                            (in billions)
Guarantees:
   Standby letters of credit and financial guarantees. (Yen) 1,074 (Yen)  365 (Yen)  260 (Yen)1,048 (Yen) 2,747
   Performance guarantees.............................         662        327        139         85       1,213
   Liquidity facilities...............................         603         --         --         --         603
   Derivative instruments.............................      16,456      2,587      1,582        580      21,205
   Guarantees for the repayment of trust principal....         349      1,389        333          9       2,080
   Liabilities of trust accounts......................       3,600         15         11        260       3,886
   Others.............................................         309         --         --         --         309
                                                       ----------- ---------- ---------- ---------- -----------
       Total guarantees...............................      23,053      4,683      2,325      1,982      32,043
                                                       ----------- ---------- ---------- ---------- -----------
Other off-balance-sheet instruments:
   Commitments to extend credit.......................      19,440      3,599      2,049        522      25,610
   Commercial letters of credit.......................         376          1         --         --         377
   Other..............................................         165          1          4         53         223
                                                       ----------- ---------- ---------- ---------- -----------
       Total other off-balance-sheet instruments......      19,981      3,601      2,053        575      26,210
                                                       ----------- ---------- ---------- ---------- -----------
       Total.......................................... (Yen)43,034 (Yen)8,284 (Yen)4,378 (Yen)2,557 (Yen)58,253
                                                       =========== ========== ========== ========== ===========

See note 24 to our consolidated financial statements for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2004, approximately 74% of these commitments will expire within one year, 22% from one year to five years and 4% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in "Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk." In addition, in accordance with SFAS No. 5, "Accounting for Contingencies," we evaluate off-balance-sheet arrangement in the manner described in note 1 to our consolidated financial statements.

In the aggregate, the income generated from fees and commissions is one of our most important sources of revenue. Such income amounted to (Yen)572.7 billion during the fiscal year ended March 31, 2004, accounting for approximately 44% of our non-interest income for the fiscal year. However, the fees generated specifically from off-balance-sheet arrangements are not a dominant source of our fees and commissions.

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are VIEs. As set out in "Item 5.A. Operating Results--Accounting Changes--Variable Interest Entities," we have not applied FIN No. 46 and/or FIN No. 46R to entities created before February 1, 2003. Accordingly, such entities were not consolidated as of March 31, 2004. Off-balance-sheet arrangements include the following types of special purpose entities.

Asset-backed Commercial Paper Conduits

We administer several third-party owned, multi-seller finance companies (primarily asset-backed commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. Assets purchased by these conduits are generally funded by issuing commercial paper, or partly by borrowings from us or third parties. While customers basically continue to service the transferred trade receivables, we underwrite, distribute, make a market in commercial paper issued by the conduits, provide liquidity and credit support facilities to the entities. These conduits earn profits from the interest rate spread between receivables purchased and commercial paper issued. These earnings are used to cover credit losses, taxes, professional fees and other administrative expenses. The residual interest, if any, is distributed to us annually in the form of back-end fees.

We provide liquidity facilities that are to be used in the event of any disruption in the commercial paper market and/or to manage mismatches in cash flows between the redemption of the commercial paper and the collection of the trade receivables. In addition, we provide credit support facilities for the full and timely payment of maturing commercial paper. We also act as a dealer for the commercial paper program and distribute it primarily to institutional investors. We occasionally hold the commercial paper in our trading account portfolio before marketing them to third party investors. The average holding period of the commercial paper before distribution to third party investors is approximately 9 days.

The total assets of the special purpose entities to which we provide liquidity facilities were (Yen)3,182.3 billion at March 31, 2003 and (Yen)3,105.3 billion at March 31, 2004. We provided liquidity and credit enhancements that were available for the redemption of outstanding commercial paper in the amounts of
(Yen)2,418.8 billion at March 31, 2003 and (Yen)2,337.7 billion at March 31, 2004. We also held in our portfolio of trading securities commercial paper issued by these entities in the amounts of (Yen)1,058.1 billion at March 31, 2003 and (Yen)1,423.6 at March 31, 2004. Moreover, we provided liquidity advance fund in the amount of (Yen)151.7 billion at March 31, 2004.

Securitization of Client Properties

We administer several third-party owned conduits that purchase clients assets, primarily buildings and lands, from third-party customers. Assets purchased by these conduits are generally funded by investments under partnership agreements from customers or by borrowings from us or third-parties. While the customers basically continue to use the transferred real estate by lease-back agreements, the customers that invest in conduits absorb the expected losses of the conduits. With regard to transactions with these entities, we earn fee in return for administration and interest on loan to the entities.

We, as a non-primary beneficiary, had variable interests in this type of entities, with total assets of (Yen)1,031.3 billion as of March 31, 2004, and are exposed to maximum loss of (Yen)282.0 billion, which will realize in case our loan to entities are not collected unexpectedly.

Investment Funds

We hold equity or other forms of interest in various investment funds that invest in equity and debt securities, including listed Japanese securities and investment grade bonds and, to a limited extent, other types of assets. In addition to such interests, we have commitments to provide additional investments to these funds as stipulated in the applicable investment agreements. We intend to seek gain on our investment into such funds, while we are exposed to the risk of losing the value of our investment.

We occasionally sell assets such as nonperforming loans to these funds, in particular the Corporate Recovery Fund, when we believe that such sale may improve our asset quality.

Corporate Recovery Fund. We have non-controlling equity interests in corporate recovery funds whose principal business purpose is to generate profits by investing in companies in the process of restructuring and then, typically, selling these investments after the companies complete their restructurings. Such funds purchase nonperforming loans from us or others and in some cases acquire majority ownership in the borrower companies by means of a debt-for-equity swap. Our non-voting interests in these funds amounted to
(Yen)7.3 billion at March 31, 2003 and (Yen)35.9 billion at March 31, 2004, respectively. In addition, at March 31, 2004, we had commitments to make additional contributions of up to (Yen)20.3 billion to these funds.

The total assets of the corporate recovery funds in which we have interests were approximately (Yen)21.1 billion at March 31, 2003 and (Yen)127.6 billion at March 31, 2004. We sold to corporate recovery funds nonperforming loans with an aggregate net book value of (Yen)7.0 billion for (Yen)4.1 billion during the fiscal year ended March 31, 2003 and an aggregate net book value of (Yen)2.2 billion for (Yen)1.6 billion during the fiscal year ended March 31, 2004. For a detailed discussion on additional provisions for credit losses associated with the sale of such loans, see "--Financial Condition--Allowance for Credit Losses, Nonperforming and Past Due Loans."

Venture Capital Fund. We own non-controlling equity interests in investment funds managed by fund management companies who have discretionary investment powers. These funds seek to invest in start-up companies or companies that are rapidly developing. The aggregate assets of these funds were approximately
(Yen)1,900.1 billion at March 31, 2004. We made contributions to these funds amounting to (Yen)93.2 billion at March 31, 2004. At March 31, 2004, in accordance with the applicable limited partnership agreements, we had commitments to make additional contributions of up to (Yen)28.4 billion when required by the fund management companies.

Investment Trust. We purchase the share units of investment trusts as mid- to long-term investments. These investment trusts are managed by investment advisory companies with the objective of investing in a diversified portfolio consisting of equity and debt securities, primarily shares of Japanese public companies. At March 31, 2004, our share units in investment trusts amounted to approximately (Yen)596.2 billion, which is equal to our maximum loss exposure. Generally, we are not obligated to invest in or extend funds by purchasing additional share units and our off-balance-sheet exposures or commitments relating to this type of special purpose entity were not material.

Special Purpose Entities Created for Structured Financing

We extend non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties. We generally act as a member of a lending group and do not have any equity investment in the entities, which is typically provided by project owners. We earn profit by arrangement fee and interest on non-recourse asset-backed loans to these entities.

We, as a non-primary beneficiary, had variable interests in this type of entities, with total assets of (Yen)10,960.1 billion, as of March 31, 2004, and are exposed to maximum loss of (Yen)650.2 billion, which will possibly realize if our loans to entities are not collected in accordance with the contractual terms.

Trust Products

We offer a variety of trust products and manage and administer a wide range of trust arrangements including securities investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. In a typical trust arrangement, we manage and administer the assets on behalf of the customers in an agency, fiduciary and trust capacity. In principle, we do not assume the risks associated with the entrusted assets, which are borne by the customers. However, in limited cases we assume risks through guarantees or certain protections as provided in the applicable trust agreement. Fees on trust products that we offer for the fiscal years ended March 31, 2003 and 2004 were (Yen)103.8 billion and (Yen)90.0 billion, respectively.

See notes 14, 24 and 27 to our consolidated financial statements for further details.

Repackaged Instruments

We repackage financial instruments to create new financial instruments with features that match our customers' needs and preferences. We purchase financial instruments such as bonds and transfer them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with us or other financial institutions to modify the cash flows of the underlying financial instruments. We underwrite and market to our customers the new instruments issued by the special purpose entities. With regard to transactions with these entities, we earn revenues by sales of securities, derivative transactions or arrangement fee. In addition, we may purchase asset-backed securities and credit linked notes issued by entities managed by third parties. At March 31, 2004, the total assets of these entities were estimated as
(Yen)5,333.7 billion and our maximum exposure to loss as a result of its involvement with such entities were estimated as (Yen)575.8 billion.

Contractual Cash Obligations

In the normal course of our business, we enter into contractual agreements whereby we commit to future purchases of products or services from unaffiliated parties. The following table shows a summary of our contractual cash obligations at March 31, 2004:

                                               Payments due by period
                              --------------------------------------------------------
                               Less than                          Over 5
                                1 year    1-3 years  4-5 years    years       Total
                              ----------- ---------- ---------- ---------- -----------
                                                   (in billions)
Contractual cash obligations:
   Time deposits............. (Yen)26,701 (Yen)6,975 (Yen)1,658 (Yen)   57 (Yen)35,391
   Debentures................         266         --         --         --         266
   Long-term debt............         590      1,365        813      2,840       5,608
   Capital lease obligations.          18         25          6          3          52
   Operating leases..........          24         44         36         56         160
   Purchase obligations......         145          7          4         35         191
                              ----------- ---------- ---------- ---------- -----------
       Total................. (Yen)27,744 (Yen)8,416 (Yen)2,517 (Yen)2,991 (Yen)41,668
                              =========== ========== ========== ========== ===========

Purchase obligations include any legally binding contractual obligations that require us to spend more than (Yen)100 million annually under the contract. Purchase obligations in the table primarily include commitments to make investments into a partner of our strategic business alliance and corporate recovery or private equity investment funds.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in "Trading account profits--net" in our consolidated statements of operations. These contracts consist primarily of crude oil commodity contracts. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2003 and 2004:

                                                                                  Fiscal years ended March 31,
                                                                                  ---------------------------
                                                                                      2003           2004
                                                                                   -----------   -----------
                                                                                        (in millions)
Net fair value of contracts outstandings at beginning of fiscal year............. (Yen)  (568)   (Yen)10,275
Changes attributable to contracts realized or otherwise settled during the fiscal
  year...........................................................................      (3,599)        (8,467)
Fair value of new contracts when entered into during the fiscal year.............          (8)           (23)
Other changes in fair value, principally revaluation at end of fiscal year.......      14,450         10,269
                                                                                   -----------   -----------
Net fair value of contracts outstandings at end of fiscal year................... (Yen)10,275    (Yen)12,054
                                                                                   ===========   ===========

During the fiscal years ended March 31, 2003 and 2004, the fair value of non-exchange traded contracts increased primarily due to an increase in the fair value of oil commodity contracts indexed to the Brent crude oil and WTI crude oil prices, reflecting political factors in the Middle East and other factors.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2004:

                                       Net fair value of contracts--
                                             unrealized gains
                             -------------------------------------------------
                                                    Prices based on models and
                             Prices actively quoted  other valuation methods
                             ---------------------- --------------------------
                                               (in millions)
  Maturity less than 1 year.      (Yen) 5,415                (Yen)167
  Maturity less than 3 years            2,284                     238
  Maturity less than 5 years            1,321                     189
  Maturity 5 years or more..            2,440                      --
                                  -----------                --------
     Total fair values......      (Yen)11,460                (Yen)594
                                  ===========                ========

C.  Research and Development, Patents and Licenses, etc.

Not applicable.

D.  Trend Information

See the discussions under Items 5.A. and 5.B. of this Annual Report.

E.  Off-balance-sheet Arrangements

See the discussion under "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

F.  Tabular Disclosure of Contractual Obligations

See the discussion under "Item 5.B. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

G.  Safe Harbor

See the discussion under "Forward-Looking Statements."

Item 6. Directors, Senior Management and Employees.

A.  Directors and Senior Management

The following table sets forth the members of our board of directors as of August 6, 2004, together with their respective dates of birth and positions.

      Name          Date of Birth          Position at MTFG           Previous or Current Position
      ----          -------------          ----------------           ----------------------------
Haruya Uehara     July 25, 1946      Director, Chairman and        President of Mitsubishi Trust Bank
                                       Co-Chief Executive Officer
Nobuo Kuroyanagi  December 18, 1941  Director, President and Chief President of Bank of Tokyo-
                                       Executive Officer             Mitsubishi
Tatsunori Imagawa October 15, 1943   Director, Deputy President    Former Senior Managing Director
                                       and Chief Planning Officer    of Bank of Tokyo-Mitsubishi
Asataro Miyake    July 10, 1944      Senior Managing Director and  Director of Mitsubishi Trust Bank
                                       Chief Risk Management
                                       Officer
Hajime Sugizaki   April 3, 1945      Senior Managing Director and  Director of Bank of Tokyo-
                                       Chief Financial Officer       Mitsubishi
Shigemitsu Miki   April 4, 1935      Director                      Chairman of Bank of Tokyo-
                                                                     Mitsubishi
Akio Utsumi       September 7, 1942  Director                      Chairman of Mitsubishi Trust
                                                                     Bank
Tetsuo Iwata      April 30, 1948     Director                      Managing Director of Bank of
                                                                     Tokyo-Mitsubishi
Kinya Okauchi     September 10, 1951 Director                      Managing Director of Mitsubishi
                                                                     Trust Bank
Ryotaro Kaneko    June 20, 1941      Director                      President of Meiji Yasuda Life
                                                                     Insurance Company
Takuma Otoshi     October 17, 1948   Director                      President of IBM Japan, Ltd.

The following is a brief biography of each of our directors:

Haruya Uehara has been the chairman of the board of directors and co-chief executive officer since June 2004. He has been a director since June 2003. He has also been the president of Mitsubishi Trust Bank since April 2004. He served as a deputy president of Mitsubishi Trust Bank from June 2002 to April 2004 and as a senior managing director of Mitsubishi Trust Bank from June 2001 to June 2002. Mr. Uehara served as a managing director of Mitsubishi Trust Bank from June 1998 to June 2001 and as a director of Mitsubishi Trust Bank from June 1996 to June 1998.

Nobuo Kuroyanagi has been the president and chief executive officer since June 2004. He has been a director since June 2003. He has also been the president of Bank of Tokyo-Mitsubishi since June 2004. He served as a deputy president of Bank of Tokyo-Mitsubishi from June 2002 to June 2004 and as a managing director of Bank of Tokyo-Mitsubishi from June 1996 to June 2002, during which period he also served as a board member from June 1996 to June 2001. Mr. Kuroyanagi served as a director of Bank of Tokyo-Mitsubishi from June 1992 to June 1996.

Tatsunori Imagawa has been a director, deputy president and chief planning officer since April 2004. He served previously as a senior managing director and chief planning officer from May 2003 to April 2004 and as a director from April 2001 to May 2003. He served as a senior managing director of Bank of Tokyo-Mitsubishi from June 2002 to May 2003 and as a managing director of Bank of Tokyo-Mitsubishi from May 1997 to June 2002. Mr. Imagawa served as a director of Bank of Tokyo-Mitsubishi from June 1993 to May 1997.

Asataro Miyake has been a senior managing director and chief risk management officer since June 2003. Before that date, he served as a managing director of Bank of Tokyo-Mitsubishi since June 1998, during which period he also served as a board member from June 1998 to June 2001 and from June 2002 to June 2003. He has also served as a director of Mitsubishi Trust Bank since June 2004. Mr. Miyake served as a director of Bank of Tokyo-Mitsubishi from June 1995 to June 1998.

Hajime Sugizaki has been a senior managing director and chief financial officer since April 2004. He served as a director from April 2001 to March 2004. He has also served as a director of Bank of Tokyo-Mitsubishi since June 2004. He served as a senior managing director of Mitsubishi Trust Bank from June 2001 to March 2004 and as a managing director of Mitsubishi Trust Bank from June 1999 to June 2001. Mr. Sugizaki served as a director of Mitsubishi Trust Bank from June 1997 to June 1999.

Shigemitsu Miki has been a director since April 2001. He served as the president from April 2001 to June 2004, during which period he also served as the chief executive officer from April 2002 to June 2004 and as co-chief executive officer from April 2001 to April 2002. He has also been the chairman of Bank of Tokyo-Mitsubishi since June 2004. He served as the president of Bank of Tokyo-Mitsubishi from June 2000 to June 2004 and as a deputy president of Bank of Tokyo-Mitsubishi from May 1997 to June 2000. He served as a senior managing director of Bank of Tokyo-Mitsubishi from June 1994 to May 1997 and as a managing director of Bank of Tokyo-Mitsubishi from June 1989 to June 1994. Mr. Miki served as a director of Bank of Tokyo-Mitsubishi from June 1986 to June 1989.

Akio Utsumi has been a director since April 2001. He served as the chairman of the board of directors and co-chief executive officer from April 2001 to June 2004. He has also been the chairman of Mitsubishi Trust Bank since April 2004. He served as the president of Mitsubishi Trust Bank from June 1999 to March 2004 and as a deputy president of Mitsubishi Trust Bank from June 1998 to June 1999. He served as a senior managing director of Mitsubishi Trust Bank from June 1995 to June 1998 and as a managing director of Mitsubishi Trust Bank from June 1993 to June 1995. Mr. Utsumi served as a director of Mitsubishi Trust Bank from June 1991 to June 1993.

Tetsuo Iwata has been a director since June 2003. He has also been a managing director of Bank of Tokyo-Mitsubishi since May 2004 and has served as a board member since June 2003. Mr. Iwata served as a director of Bank of Tokyo-Mitsubishi from June 1999 to May 2003, during which period he also served as a board member from June 1999 to June 2001.

Kinya Okauchi has been a director since June 2004. He has also been a managing director of Mitsubishi Trust Bank since April 2003 and a board member of Mitsubishi Trust Bank since March 2004. Mr. Okauchi served as a director of Mitsubishi Trust Bank from June 2001 to April 2003.

Ryotaro Kaneko has been a director since April 2001. He has also been the president of Meiji Yasuda Life Insurance Company since January 2004. Mr. Kaneko served as the president of Meiji Life Insurance Company from April 1998 to December 2003 and as a senior managing director of Meiji Life Insurance Company from April 1997 to April 1998. Mr. Kaneko served as a managing director of Meiji Life Insurance Company from April 1994 to April 1997.

Takuma Otoshi has been a director since June 2004. He has also been the president of IBM Japan, Ltd. since December 1999 and CEO of IBM Japan, Ltd. since March 2003. He served as a Managing Director of IBM Japan, Ltd. from March 1997 to December 1999 and as a director of IBM Japan, Ltd. from March 1994 to March 1997.

The following table sets forth our corporate auditors as of August 6, 2004, together with their respective dates of birth and positions.

     Name         Date of Birth   Position at MTFG       Previous or Current Position
     ----         -------------   ----------------       ----------------------------
Setsuo Uno      April 29, 1942    Corporate Auditor Corporate Auditor of Bank of Tokyo-
                                                      Mitsubishi
Yosuke Serizawa September 9, 1943 Corporate Auditor Corporate Auditor of Mitsubishi Trust
                                                      Bank
Mitsuo Minami   November 5, 1933  Corporate Auditor Professor, Department of Business
                                                      Administration, Bunkyo Gakuin
                                                      University (Former Chairman & Chief
                                                      Executive Officer of Tohmatsu & Co.)
Takeo Imai      January 29, 1942  Corporate Auditor Attorney-at-law
Kunio Ishihara  October 17, 1943  Corporate Auditor President of The Tokio Marine & Fire
                                                      Insurance Co., Ltd.
                                                    President of Millea Holdings, Inc.

The following is a brief biography of each of our corporate auditors:

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

Mitsuo Minami has been a corporate auditor since April 2001. He served as a corporate auditor of Bank of Tokyo-Mitsubishi from June 2001 to June 2004. He has also been a professor in the Department of Business Administration at Bunkyo Gakuin University since April 1999. Mr. Minami served as chairman and chief executive officer of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, Swiss Verein)) from May 1995 to May 1997.

Takeo Imai has been a corporate auditor since April 2001. He has been a partner of the law firm Miyake, Imai & Ikeda since January 1972.

Kunio Ishihara has been a corporate auditor since June 2004. He served as a director from June 2002 to June 2004. He has also been the president of The Tokio Marine & Fire Insurance Co., Ltd. since June 2001, and the president of Millea Holdings, Inc. since April 2002. Mr. Ishihara served as a senior managing director of The Tokio Marine & Fire Insurance Co., Ltd., from June 2000 to June 2001 and served as a managing director of The Tokio Marine & Fire Insurance Co., Ltd., from June 1998 to June 2000.

The following table sets forth our executive officers as of August 6, 2004, together with their respective dates of birth and positions.

       Name          Date of Birth           Position at MTFG          Previous or Current Position
       ----          -------------           ----------------          ----------------------------
Katsunori Nagayasu April 6, 1947      Managing Officer,               Managing Director of Bank of
                                        Group Head of Integrated        Tokyo-Mitsubishi,
                                        Corporate Banking Business      Chief Executive of
                                        Group                           Commercial Banking Business
                                                                        Unit
Ryuichi Murata     April 12, 1948     Managing Officer,               Managing Director of Bank of
                                        Group Head of Integrated        Tokyo-Mitsubishi,
                                        Retail Banking Business Group   Chief Executive of Retail
                                                                        Banking Business Unit
Toshio Goto        March 8, 1952      Managing Officer,               Managing Director of Mitsubishi
                                        Group Head of Integrated        Trust Bank
                                        Trust Assets Business Group
Yoshihiro Watanabe July 26, 1947      Managing Officer,               Managing Director of Bank of
                                        Deputy Group Head of            Tokyo-Mitsubishi,
                                        Integrated Corporate Banking    Chief Executive of Global
                                        Business Group                  Corporate Banking Business
                                                                        Unit
Noriaki Hanamizu   September 11, 1947 Managing Officer,               Senior Managing Director of
                                        Deputy Group Head of            Mitsubishi Trust Bank
                                        Integrated Retail Banking
                                        Business Group
Shinichi Ono       July 4, 1949       Managing Officer,               Managing Director of Mitsubishi
                                        Deputy Group Head of            Trust Bank
                                        Integrated Corporate Banking
                                        Business Group
Fumiyuki Akikusa   October 9, 1949    Managing Officer,               Managing Director of Bank of
                                        Deputy Group Head of            Tokyo-Mitsubishi,
                                        Integrated Trust Assets         Chief Executive of Investment
                                        Business Group                  Banking & Asset Management
                                                                        Business Unit
Izumi Tamai        May 5, 1949        Executive Officer,              Non-board member Managing
                                        General Manager of              Director of Bank of Tokyo-
                                        Comprehensive Card Division     Mitsubishi,
                                        of Integrated Retail Banking    General Manager of
                                        Business Group                  Strategical Comprehensive
                                                                        Card&Credit Division
Hajime Mita        December 15, 1950  Executive Officer,              Non-board member Director of
                                        General Manager of              Mitsubishi Trust Bank,
                                        Retail Business Development     General Manager of Personal
                                        Division and Deputy General     Banking Division
                                        Manager of Comprehensive
                                        Card Division of Integrated
                                        Retail Banking Business Group
Junichi Ito        November 26, 1950  Executive Officer,              Non-board member Director of
                                        General Manager of              Bank of Tokyo-Mitsubishi,
                                        Credit & Investment             General Manager of Credit
                                        Management Planning Division    Policy Office

      Name          Date of Birth           Position at MTFG          Previous or Current Position
      ----          -------------           ----------------          ----------------------------
Yukio Muro        January 13, 1953   Executive Officer,              Non-board member Director of
                                       General Manager of              Mitsubishi Trust Bank,
                                       Trust Business Planning         General Manager of Corporate
                                       Division and Co-General         Finance Strategy Division
                                       Manager of Corporate
                                       Business Planning Division of
                                       Integrated Corporate Banking
                                       Business Group
Masami Mizuno     March 19, 1953     Executive Officer,              Non-board member Director of
                                       General Manager of              Bank of Tokyo-Mitsubishi,
                                       Corporate Business              General Manager of Corporate
                                       Development Division No.2 of    Business Development
                                       Integrated Corporate Banking    Division No.2
                                       Business Group
Tetsuya Wada      March 1, 1954      Executive Officer,              Non-board member Director of
                                       General Manager of              Bank of Tokyo-Mitsubishi,
                                       Retail Business Planning        General Manager of Retail
                                       Division of Integrated Retail   Banking Planning Office
                                       Banking Business Group
Masaaki Tanaka    April 1, 1953      Executive Officer,              Non-board member Director of
                                       General Manager of              Bank of Tokyo-Mitsubishi,
                                       Corporate Business              General Manager of Corporate
                                       Development Division No.1 of    Business Development
                                       Integrated Corporate Banking    Division No.1 and General
                                       Business Group                  Manager of Corporate Banking
                                                                       Division No.3, Corporate
                                                                       Banking Group
Takashi Kimura    September 1, 1954  Executive Officer,              Non-board member Director of
                                       General Manager of              Bank of Tokyo-Mitsubishi,
                                       Corporate Business Planning     General Manager of Corporate
                                       Division and Co-General         Business Planning Division
                                       Manager of Trust Business
                                       Planning Division of
                                       Integrated Corporate Banking
                                       Business Group
Nobuyuki Hirano   October 23, 1951   Executive Officer,              Non-board member Director of
                                       Co-General Manager of           Bank of Tokyo-Mitsubishi,
                                       Corporate Policy Division       General Manager of Corporate
                                                                       Planning Office
Kazuhiko Hasegawa June 5, 1952       Executive Officer,              Non-board member Director of
                                       Co-General Manager of           Bank of Tokyo-Mitsubishi,
                                       Retail Business Development     General Manager of Retail
                                       Division of Integrated Retail   Banking Development
                                       Banking Business Group          Division
Norio Kuroiwa     September 26, 1952 Executive Officer,              Non-board member Director of
                                       Co-General Manager of           Bank of Tokyo-Mitsubishi,
                                       Corporate Risk Management       General Manager of Corporate
                                       Division                        Risk Management Office
Tatsuo Taki       October 7, 1952    Executive Officer,              Non-board member Director of
                                       Co-General Manager of           Mitsubishi Trust Bank,
                                       Corporate Risk Management       General Manager of Corporate
                                       Division                        Risk Management Division

      Name        Date of Birth         Position at MTFG         Previous or Current Position
      ----        -------------         ----------------         ----------------------------
Toshiaki Kajiura April 8, 1953   Executive Officer,             Non-board member Director of
                                   Co-General Manager of          Mitsubishi Trust Bank,
                                   Asset Management and           General Manager of
                                   Administration Planning        Investment Research &
                                   Division of Integrated Trust   Planning Division
                                   Assets Business Group
Taihei Yuki      October 3, 1952 Executive Officer,             Non-board member Director of
                                   Co-General Manager of          Mitsubishi Trust Bank,
                                   Corporate Policy Division      General Manager of Corporate
                                                                  Planning Division

The following is a brief biography of each of our executive officers:

Katsunori Nagayasu has been a managing officer and group head of the Integrated Corporate Banking Business Group since April 2004. He served as a director from April 2001 to June 2004. He has also been a managing director of Bank of Tokyo-Mitsubishi since June 2002 and has been a chief executive of the Commercial Banking Business Unit of Bank of Tokyo-Mitsubishi since May 2004. He served as a managing director of Nippon Trust Bank from June 2000 to September 2001, then as a managing director of Mitsubishi Trust Bank from October 2001 to June 2002 after the merger of Nippon Trust Bank into Mitsubishi Trust Bank.
Mr. Nagayasu served as a director of Bank of Tokyo-Mitsubishi from June 1997 to June 2000.

Ryuichi Murata has been a managing officer and group head of the Integrated Retail Banking Business Group since April 2004. He has also been a managing director of Bank of Tokyo-Mitsubishi since June 2003 and a chief executive of the Retail Banking Business Unit of Bank of Tokyo-Mitsubishi since May 2003. He served as a non-board member managing director of Bank of Tokyo-Mitsubishi from May 2002 to June 2003. Mr. Murata served as a director of Bank of Tokyo-Mitsubishi from June 1998 to May 2002, during which period he also served as a board member from June 1998 to June 2001.

Toshio Goto has been a managing officer and group head of the Integrated Trust Assets Business Group since April 2004. He has also been a managing director of Mitsubishi Trust Bank since March 2004. Mr. Goto served as a non-board director of Mitsubishi Trust Bank from June 2002 to March 2004.

Yoshihiro Watanabe has been a managing officer and deputy group head of the Integrated Corporate Banking Business Group since April 2004. He has also been a managing director of Bank of Tokyo-Mitsubishi since June 2004 and a chief executive of the Global Corporate Banking Business Unit since May 2004. He served as a non-board member managing director of Bank of Tokyo-Mitsubishi from June 2001 to June 2004 and as a managing director of Bank of Tokyo-Mitsubishi from May 2001 to June 2001. Mr. Watanabe served as a director of Bank of Tokyo-Mitsubishi from June 1997 to May 2001.

Noriaki Hanamizu has been a managing officer and deputy group head of the Integrated Retail Banking Business Group since April 2004. He has also been a senior managing director of Mitsubishi Trust Bank since March 2004. He served as a non-board member managing director of Mitsubishi Trust Bank from June 2001 to March 2004. Mr. Hanamizu served as a director of Mitsubishi Trust Bank from June 1998 to June 2001.

Shinichi Ono has been a managing officer and deputy group head of the Integrated Corporate Banking Business Group since April 2004. He has also been a managing director of Mitsubishi Trust Bank since March 2004. He has served as a non-board member managing director of Mitsubishi Trust Bank from June 2002 to March 2004. Mr. Ono served as a director of Mitsubishi Trust Bank from June 2000 to June 2002, during which period he also served as a board member of Mitsubishi Trust Bank from June 2000 to June 2001.

Fumiyuki Akikusa has been a managing officer and deputy group head of the Integrated Trust Assets Business Group since April 2004. He has also been a managing director of Bank of Tokyo-Mitsubishi since June 2004 and a chief executive of the Investment Banking & Asset Management Business Unit since May 2004. He served as a non-board member managing director of Tokyo-Mitsubishi from May 2003 to May 2004. Mr. Akikusa served as a director of Bank of Tokyo-Mitsubishi from June 2000 to May 2003, during which period he also served as a board member of Bank of Tokyo-Mitsubishi from June 2000 to June 2001.

Izumi Tamai has been an executive officer and general manager of the Comprehensive Card Division of the Integrated Retail Banking Business Group since April 2004. He has also been a non-board member managing director of Bank of Tokyo-Mitsubishi since May 2004 and a general manager of the Strategical Comprehensive Card&Credit Division since November 2003. Mr. Tamai served as a director of Bank of Tokyo-Mitsubishi from June 2000 to May 2004, during which period he also served as a board member of Tokyo-Mitsubishi Bank from June 2000 to June 2001.

Hajime Mita has been an executive officer, manager of the Retail Business Development Division and deputy general manager of the Comprehensive Card Division of the Integrated Retail Banking Business Group since April 2004. He has also been a non-board member director of Mitsubishi Trust Bank since June 2003. Mr. Mita has been a general manager of the Personal Banking Division of Mitsubishi Trust Bank since April 2003.

Junichi Ito has been an executive officer and general manager of the Credit & Investment Management Division since April 2004. He has also been a non-board member director of Bank of Tokyo-Mitsubishi since June 2002. Mr. Ito has been a general manager of the Credit Policy Office of Tokyo-Mitsubishi Bank since May 2003.

Yukio Muro has been an executive officer, general manager of the Trust Business Planning Division and co-general manager of the Corporate Business Planning Division of the Integrated Corporate Banking Business Group since April 2004. He has also been a non-board member director of Mitsubishi Trust Bank since June 2003. Mr. Muro has been a general manager of the Corporate Finance Strategy Division of Mitsubishi Trust Bank since April 2003.

Masami Mizuno has been an executive officer and general manager of Corporate Business Development Division No.2 of the Integrated Corporate Banking Business Group since April 2004. He has also been a non-board member director of Bank of Tokyo-Mitsubishi since June 2002. Mr. Mizuno has been a general manager of Corporate Business Development Division No.2 of Bank of Tokyo-Mitsubishi since April 2004.

Tetsuya Wada has been an executive officer and general manager of the Retail Business Planning Division of the Integrated Retail Banking Business Group since April 2004. He has also been a non-board member director of Bank of Tokyo-Mitsubishi since June 2003. Mr. Wada has been a general manager of the Retail Banking Planning Office of Bank of Tokyo-Mitsubishi since June 2001.

Masaaki Tanaka has been an executive officer since June 2004 and a general manager of Corporate Business Development Division No.1 of the Integrated Corporate Banking Business Group since May 2004. He has also been a general manager of Corporate Business Development Division No.1 of Bank of Tokyo-Mitsubishi since May 2004 and a general manager of Corporate Banking Division No.3 of the Corporate Banking Group of Bank of Tokyo-Mitsubishi since July 2004. Mr. Tanaka has been a non-board member director of Bank of Tokyo-Mitsubishi since June 2004.

Takashi Kimura has been an executive officer since June 2004 and a general manager of the Corporate Business Planning Division and co-general manager of the Trust Business Planning Division of the Integrated Corporate Banking Business Group since April 2004. He has also been a non-board member director of Bank of Tokyo-Mitsubishi since June 2004. Mr. Kimura has been a general manager of the Corporate Business Planning Division of Bank of Tokyo-Mitsubishi since April 2004.

Nobuyuki Hirano has been an executive officer and co-general manager of the Corporate Policy Division since July 2004. He has also been a non-board member director of Bank of Tokyo-Mitsubishi since June 2001. Mr. Hirano has been a general manager of the Corporate Planning Office of Bank of Tokyo-Mitsubishi since May 2004.

Kazuhiko Hasegawa has been an executive officer and co-general manager of the Retail Business Development Division of the Integrated Retail Banking Business Group since April 2004. He has also been a non-board member director of Bank of Tokyo-Mitsubishi since June 2002. Mr. Hasegawa has been a general manager of the Retail Banking Development Division of Bank of Tokyo-Mitsubishi since November 2003.

Norio Kuroiwa has been an executive officer and co-general manager of the Corporate Risk Management Division since April 2004. He has also been a non-board member director of Bank of Tokyo-Mitsubishi since June 2003. Mr. Kuroiwa has been a general manager of the Corporate Risk Management Office of Bank of Tokyo-Mitsubishi since May 2002.

Tatsuo Taki has been an executive officer since June 2004 and a co-general manager of the Corporate Risk Management Division since May 2004. He has also been a non-board member director of Mitsubishi Trust Bank since June 2004. Mr. Taki has been a general manager of the Corporate Risk Management Division of Mitsubishi Trust Bank since May 2004.

Toshiaki Kajiura has been an executive officer since June 2004 and a co-general manager of the Asset Management and Administration Planning Division of the Integrated Trust Assets Business Group since April 2004. He has also been a non-board member director of Mitsubishi Trust Bank since June 2004. Mr. Kajiura has been a general manager of the Investment Research & Planning Division of Mitsubishi Trust Bank since March 2004.

Taihei Yuki has been an executive officer and co-general manager of the Corporate Policy Division since July 2004. He has also been a non-board member director of Mitsubishi Trust Bank since June 2004. Mr. Yuki has been a general manager of the Corporate Planning Division of Mitsubishi Trust Bank since April 2003.

The board of directors, executive officers and corporate auditors may be contacted through our headquarters at Mitsubishi Tokyo Financial Group, Inc., 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6326, Japan.

All directors and corporate auditors were elected at a general meeting of shareholders. All executive officers were appointed by resolution of the board of directors. The regular term of office of a director and an executive officer is two years and that of a corporate auditor is four years from the date of assumption of office. However, the term of office of a corporate auditor elected before the general meeting of shareholders held on June 2003 is three years. Directors, executive officers and corporate auditors may serve their terms until the close of the annual general meeting of shareholders held in the last year of their terms. Directors, executive officers and corporate auditors may serve any number of consecutive terms. There is no regular term of office for other corporate officers. None of our directors is party to a service contract with Mitsubishi Tokyo Financial Group, Inc. or any of its subsidiaries that provides for benefits upon termination of employment.

B.  Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by Mitsubishi Tokyo Financial Group, Inc. and its subsidiaries during the year ended March 31, 2004 to our directors and corporate auditors was (Yen)310 million and (Yen)77 million, respectively.

In accordance with customary Japanese practice, when a director or corporate auditor retires, a proposal to pay a retirement allowance is submitted at the annual ordinary general meeting of shareholders for approval. After the shareholders' approval is obtained, the retirement allowance for a director or corporate auditor is fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflects the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. Mitsubishi Tokyo Financial Group, Inc. does not set aside reserves for any such retirement payments for directors and corporate auditors. The aggregate amount of allowance paid by Mitsubishi Tokyo Financial Group, Inc. and our subsidiaries during the fiscal year ended March 31, 2004 to our directors and corporate auditors who have retired was (Yen)334 million and (Yen)201 million, respectively.

Mitsubishi Tokyo Financial Group, Inc. has not implemented a stock option plan. Two of Mitsubishi Tokyo Financial Group, Inc.'s subsidiaries, Mitsubishi Securities and UNBC, have several stock-based compensation plans. Mitsubishi Tokyo Financial Group, Inc. does not have a pension foundation, although each of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank does have a pension foundation.

As of August 6, 2004, our directors, corporate auditors and senior management held the following numbers of shares of our common stock:

                                                   Number of Shares
Directors                                             Registered
---------                                          ----------------
Haruya Uehara.....................................        13
Nobuo Kuroyanagi..................................        26
Tatsunori Imagawa.................................        25
Asataro Miyake....................................        16
Hajime Sugizaki...................................        11
Shigemitsu Miki...................................        49
Akio Utsumi.......................................        12
Tetsuo Iwata......................................         9
Kinya Okauchi.....................................         6
Ryotaro Kaneko....................................        --
Takuma Otoshi.....................................         3

                                                   Number of Shares
Corporate Auditors                                    Registered
------------------                                 ----------------
Setsuo Uno........................................        24
Yosuke Serizawa...................................        12
Mitsuo Minami.....................................        10
Takeo Imai........................................        --
Kunio Ishihara....................................        --

                                                   Number of Shares
Executive Officers                                    Registered
------------------                                 ----------------
Katsunori Nagayasu................................         4
Ryuichi Murata....................................         6
Toshio Goto.......................................         5
Yoshihiro Watanabe................................        24
Noriaki Hanamizu..................................        12
Shinichi Ono......................................         5
Fumiyuki Akikusa..................................         8
Izumi Tamai.......................................         9
Hajime Mita.......................................         1
Junichi Ito.......................................         3
Yukio Muro........................................         5
Masami Mizuno.....................................         6
Tetsuya Wada......................................        --
Masaaki Tanaka....................................         1
Takashi Kimura....................................        11
Nobuyuki Hirano...................................        12
Kazuhiko Hasegawa.................................        10
Norio Kuroiwa.....................................         9
Tatsuo Taki.......................................         1
Toshiaki Kajiura..................................         2
Taihei Yuki.......................................         7

C.  Board Practices

Our Articles of Incorporation provide for a board of directors of not more than fifteen members and not more than six corporate auditors. Our corporate officers are responsible for executing our business operations, and our directors oversee these officers and set our fundamental strategies.

We currently have eleven directors. Our board of directors has ultimate responsibility for the administration of our affairs. Our board of directors is empowered to appoint by resolution representative directors from among the directors who may represent us severally. Our board of directors may also appoint from their members by resolution a chairman, a president, deputy presidents, senior managing directors and managing directors. Senior managing directors and the managing directors assist the president and deputy presidents, if any, in the management of our day-to-day business.

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

For additional information on our board practices, see "Item 6.A. Directors and Senior Management."

D.  Employees

As of March 31, 2004, we had approximately 43,600 employees, compared to approximately 44,500 as of March 31, 2003 and 43,020 as of March 31, 2002. In addition, as of March 31, 2004, we had approximately 13,500 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and geographically, as of March 31, 2004. Most of our employees are members of our employee's union, which negotiates on behalf of employees in relation to remuneration and working conditions. In general, we consider labor relations with our employees to be good.

Business unit
-------------
Bank of Tokyo-Mitsubishi:
   Retail Banking.................................  17%
   Commercial Banking.............................   8
   Global Corporate Banking.......................  12
   Investment Banking and Asset Management........  12
   UnionBanCal Corporation........................  24
   Operation Services.............................   4
   Treasury.......................................   1
   Other units....................................   6

Business unit
-------------
Mitsubishi Trust Bank:
   Trust-Banking..................................   7
   Trust Assets...................................   3
   Real Estate....................................   1
   Global Markets.................................   2
   Administration and subsidiaries................   3
                                                   ---
                                                   100%

Location
--------
Bank of Tokyo-Mitsubishi:
   Japan..........................................  51%
   United States..................................  25
   Europe.........................................   2
   Asia/Oceania excluding Japan...................   5
   Other areas....................................   1
Mitsubishi Trust Bank:
   Japan..........................................  15
   United States..................................   0
   Europe.........................................   0
   Asia/Oceania excluding Japan...................   0
                                                   ---
                                                   100%

E.  Share Ownership

The information required by this item is set forth in "Item 6.B. Compensation."

Item 7. Major Shareholders and Related Party Transactions.

A.  Major Shareholders

Common Stock

As of March 31, 2004, we had 169,784 registered shareholders of common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2004, and the number and the percentage of such shares held by them, were as follows:

                                                   Number of shares Percentage of total
Name                                                     held         shares in issue
----                                               ---------------- -------------------
Japan Trustee Services Bank, Ltd./(1)/............      409,587             6.32%
Master Trust Bank of Japan, Ltd./(1)/.............      309,743             4.78
State Street Bank and Trust Company...............      214,610             3.31
Hero & Co./(2)/...................................      178,419             2.75
Meiji Yasuda Life Insurance Company/(3)/..........      175,000             2.70
The Tokio Marine and Fire Insurance Co., Ltd......      146,859             2.26
Nippon Life Insurance Company.....................      127,869             1.97
Mitsubishi Heavy Industries, Ltd./(4)/............      118,740             1.83
The Chase Manhattan Bank, N.A. London Secs Lending
  Omnibus Account.................................       80,619             1.24
Mellon Bank Treaty Clients Omnibus................       66,536             1.02
                                                      ---------            -----
   Total..........................................    1,827,982            28.22%
                                                      =========            =====

--------
(1) Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2) An owner of record for American Depositary Shares of the company.
(3) These shares are those held in a pension trust account with Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Meiji Yasuda Life Insurance Company.
(4) These shares are those held in a pension trust account with Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Mitsubishi Heavy Industries, Ltd.

At March 31, 2004, 230.38 shares, representing less than 0.01% of the outstanding common stock, were held by our directors and corporate auditors.

At March 31, 2004, 775,888.64 shares, representing 11.98% of our outstanding common stock, were owned by 221 U.S. shareholders of record who are residents of the United States (and a non-resident of Japan), one of whom is the ADR depository's nominee holding 178,419.00 shares, or 2.75% of our outstanding common stock.

Preferred Shares

The ten largest holders of our class 1 preferred shares, which are non-voting, appearing on the register of shareholders as of March 31, 2004, and the number and the percentage of such shares held by them, were as follows:

                                            Number of shares Percentage of total
Name                                              held         shares in issue
----                                        ---------------- -------------------
The Tokio Marine & Fire Insurance Co., Ltd.      16,700             20.51%
Mitsubishi Corporation.....................      16,700             20.51
Meiji Yasuda Life Insurance Company........      16,700             20.51
Kirin Brewery Co., Ltd.....................      10,000             12.28
Asahi Glass Co., Ltd.......................       3,400              4.17
Diamond Lease Company Limited..............       3,400              4.17
Tokyu Corporation..........................       3,400              4.17
Honda Motor Co., Ltd.......................       3,400              4.17
Mitsubishi Chemical Corporation............       2,000              2.45
Mitsubishi Electric Corporation............       1,700              2.08
                                                 ------             -----
   Total...................................      77,400             95.08%
                                                 ======             =====

The holders of our class 2 preferred shares, which are non-voting, appearing on the register of shareholders as of March 31, 2004, and the number and the percentage of such shares held by them, were as follows:

                                        Number of shares Percentage of total
    Name                                      held         shares in issue
    ----                                ---------------- -------------------
    Meiji Yasuda Life Insurance Company      10,000             66.66%
    Asahi Glass Co., Ltd...............       2,500             16.66
    Tokyu Corporation..................       2,500             16.66
                                             ------            ------
       Total...........................      15,000            100.00%
                                             ======            ======

B.  Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2004, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

None of our directors or executive officers or corporate auditors, and none of the close members of their respective families, has had any transactions or has any presently proposed transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party.

No loans have been made to our directors or executive officers or corporate auditors other than in the normal course of business, on normal commercial terms and conditions. In addition, since July 2002, no loans have been made to our directors or executive officers or corporate auditors other than as permitted under Section 13(k) of the U.S. Securities Exchange Act and Rule 13k-1 promulgated thereunder.

No family relationship exists among any of our directors or executive officers or corporate auditors. No arrangement or understanding exists between any of our directors or executive officers or corporate auditors and any other person pursuant to which any director or executive officers or corporate auditor was elected to their position at Mitsubishi Tokyo Financial Group, Inc.

C.  Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information.

A.  Consolidated Statements and Other Financial Information

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report and in "Selected Statistical Data" starting on page A-1 of this Annual Report.

Legal Proceedings

From time to time, we are involved in various litigation matters. Based on our current knowledge and consultation with legal counsel, we believe the current litigation matters, when ultimately determined, will not have a material adverse effect on our results of operations and financial position.

Distributions

Our board of directors submits a recommendation for an annual dividend for our shareholders' approval at the ordinary general meeting of shareholders customarily held in June of each year. The annual dividend is usually distributed immediately following shareholders' approval to holders of record at the end of the preceding fiscal year. In addition to annual dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year from our retained earnings as of the end of the preceding fiscal year by resolution of our board of directors. On June 29, 2004, we paid an annual dividend of (Yen)6,000 per share of common stock for the fiscal year ended March 31, 2004.

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

                                                                        Translated into US   Price per ADS on the
                                        Price per share on the TSE     dollars per ADS/(1)/      NYSE
                                     -------------------------------- -----------------      --------------------
                                            High             Low         High        Low      High       Low
                                     --------------      ------------ ------      -----        ------     -----
                                                  (yen)                       (US$)             (US$)
Fiscal year ended March 31, 2002.... (Yen)1,350,000/(2)/ (Yen)688,000 $11.13/(3)/ $5.15      $11.27     $5.15
Fiscal year ended March 31, 2003
   First quarter.................... (Yen)1,060,000      (Yen)770,000 $ 8.52      $6.43      $ 8.31     $5.91
   Second quarter...................        925,000           700,000   7.80       5.93        7.64      5.98
   Third quarter....................        901,000           620,000   7.31       5.13        7.34      5.08
   Fourth quarter...................        737,000           438,000   6.25/(4)/  3.74        6.20      3.65
Fiscal year ended March 31, 2004
   First quarter....................        548,000           351,000   4.57       2.92        4.63      2.98
   Second quarter...................        747,000           475,000   6.44       3.99        6.60      4.04
   Third quarter....................        929,000           672,000   8.48       6.22/(5)/   8.42      6.31
   Fourth quarter...................      1,080,000           770,000  10.24       7.30       10.11      7.34
Fiscal year ending March 31, 2005
   March............................      1,080,000           842,000  10.24       7.73       10.11      7.79
   April............................      1,110,000           945,000  10.22       8.71       10.40      8.64
   May..............................        997,000           800,000   9.10       7.01        9.21      7.12
   June.............................      1,030,000           880,000   9.41       7.91        9.37      8.08
   July.............................      1,230,000           900,000  11.23       8.30       10.40      8.38
   August...........................      1,080,000           911,000   9.75       8.24        9.55      8.31
   September (through September 21).        996,000           938,000   9.09       8.53        9.10      8.56

--------
(1) US dollar amounts have been translated, for your convenience, from yen at the Federal Reserve Bank of New York's noon-buying rate as of the relevant high and low market quotation dates.
(2) (Yen)1,350,000 is the high market price quotation for both May 2 and May 7, 2001.
(3) The US dollar amount has been translated, for your convenience, from yen at the rate of (Yen)121.34 = $1.00, which is the Federal Reserve Bank of New York's noon-buying rate as of May 7, 2001.
(4) There was no Federal Reserve Bank of New York noon-buying rate available as of the relevant high market quotation date of January 20, due to a holiday. For your convenience, the US dollar amount has been translated from yen at the rate of (Yen)117.88 = $1.00 which is the noon-buying rate as of January 17, 2003.
(5) There was no Federal Reserve Bank of New York noon-buying rate available as of the relevant low market quotation date of November 11, due to a holiday. For your convenience, the US dollar amount has been translated from yen at the rate of (Yen)107.98 = $1.00 which is the noon-buying rate as of November 10, 2003.

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

Item 10.Additional Information.

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

Our authorized common share capital is 22,000,000 shares of common stock with no par value. As of March 31, 2004, a total of 6,476,099.77 shares of common stock (including 2,714 shares of common stock held by Mitsubishi Tokyo Financial Group, Inc. and its consolidated subsidiaries as treasury stock) were issued. Each of the shares issued and outstanding is fully paid and non-assessable. As of March 31, 2004, we were authorized to issue 336,400 shares of preferred stock, including 81,400 class 1 preferred shares, 15,000 class 2 preferred shares, 120,000 class 3 preferred shares and 120,000 class 4 preferred shares. As of March 31, 2004, we had 81,400 class 1 preferred shares, 15,000 class 2 preferred shares and no class 3 or class 4 preferred shares issued and outstanding. In July 2004, 15,000 shares of class 2 preferred stock were converted into 43,047.89 shares of common stock, resulting in our outstanding class 2 preferred shares to become nil. For a discussion of a recently announced plan to redeem a portion of our preferred shares, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Recent Developments--Notice Concerning Redemption of Our Class 1 Preferred Shares."

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

New Unit Share System

Currently, we do not use the new unit share system (tan-gen kabu) which was introduced on October 1, 2001. However, we may use the new unit share system by amending our Articles of Incorporation, which requires shareholders' approval. Under the new unit share system, a company may provide in its articles of incorporation that a unit comprises a specified number of shares that is equal to or less than 1,000 and that does not exceed one-two hundredth of the number of issued shares. A company may provide in its articles of incorporation that the company will not issue certificates representing a number of shares less than a unit. Under the new unit share system, one unit of shares has one voting right. A holder of less than one unit of shares has no voting right. If we adopt the new unit share system, shareholders may require us to purchase shares constituting less than a unit at the current market price. Our board of directors may reduce the number of shares constituting a unit or cease to use the unit share system by amendments to our Articles of Incorporation even though amendments to the Articles of Incorporation generally require a special resolution of the general meeting of shareholders.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Chiyoda-ku, Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders. The record date for ordinary general meetings of our shareholders is March 31.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six consecutive months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a representative director at least eight weeks prior to the date of the meeting.

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

Repurchase of Our Shares of Common Stock

We may repurchase our own shares:

..   through the Tokyo Stock Exchange or other stock exchanges on which our shares are listed, if authorized by a resolution of the board of directors;

..   by way of a tender offer, if authorized by a resolution of the board of directors;

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

Repurchase of our own shares pursuant to an authorization of our board of directors must satisfy various specified requirements, including the requirement that the total amount of the repurchase price may not exceed the amount of the retained earnings available for interim dividend payments minus the amount of interim dividends, if paid. If it is anticipated that the net assets on our balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (1) through (8) in the fourth paragraph under "--Common Stock--Dividends," we may not repurchase our own shares. In case we purchase our own shares pursuant to an authorization of our board of directors, we are required to report the reason by which the repurchase is considered necessary, type and number of shares and the aggregate amount of the repurchases carried out at the first ordinary shareholders' meeting after the repurchase(s) in question.

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our own shares that we hold by a resolution of our board of directors. As of March 31, 2004, Mitsubishi Tokyo Financial Group, excluding its subsidiaries, owned 2,061.16 treasury shares.

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

General

Under our Articles of Incorporation, we are authorized to issue four classes of preferred shares. Our preferred shares have equal preference over shares of common stock in respect of dividend entitlements and distribution upon our liquidation, but holders of the preferred shares are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under the Commercial Code. As of March 31, 2004, 81,400 shares of class 1 and 15,000 shares of class 2 preferred shares were outstanding, but there were no class 3 or class 4 preferred shares outstanding. We may, at any time, purchase and redeem, at fair value, any shares of preferred stock outstanding out of earnings available for distribution to shareholders. For a discussion of a recently announced plan to redeem a portion of our preferred shares, see "Item 5.A. Operating and Financial Review and Prospects--Operating Results--Recent Developments--Notice Concerning Redemption of Our Class 1 Preferred Shares."

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

Voting Rights

No holder of our preferred shares has the right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under the Commercial Code or other applicable law. Under the Commercial Code, holders of our preferred shares will be entitled to receive notice of, and have one voting right per preferred share at, our general meetings of shareholders:

..   from the commencement of our ordinary general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to such meeting; or

..   from the close of any ordinary general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at such meeting until such time as a resolution of an ordinary general meeting of shareholders declaring a preferred dividend is passed.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before March 31, 2008 and 15% thereafter, except for dividends paid to any individual non-resident holder who holds 5% or more of our issued shares for which the applicable rate is 20%. Japan has income tax treaties, conventions or agreements whereby this withholding tax rate is set at, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Japanese tax law provides in general that if the Japanese statutory rate is lower then the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.

On March 30, 2004, the Convention between the Government of the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, which we refer to as the Tax Convention, has been signed to replace its predecessor, which was signed on March 8, 1971 (the "Prior Treaty"). The Tax Convention applies in place of the Prior Treaty, (i) with respect to taxes withheld at source, for amounts taxable on or after July 1, 2004, and (ii) with respect to taxes on income which are not withheld at source and the enterprise taxes, as regards income for any taxable year beginning on or after January 1, 2005 (subject to certain transitional rules with respect to both items (i) and (ii) above). The Tax Convention establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate for U.S. holders (as defined below) is generally set at 10% of the gross amount distributed. However, the maximum rate is 5% of the gross amount distributed if the recipient is a corporation and owns directly or indirectly, on the date on which entitlement to the dividends is determined, at least 10% of the voting shares of the paying corporation. Furthermore, the amount distributed shall not be taxed if the recepient is (i) a pension fund which is a United States resident, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund or (ii) a parent company with a controlling interest in the paying company. In situations where an Eligible U.S. holder (as defined below) would be entitled to greater benefits under the Prior Treaty than under the Tax Convention, at the election of such Eligible U.S. holder, the Prior Treaty shall continue to have effect for a period of twelve months after the relevant provisions of the Tax Convention would otherwise have gone into effect. U.S. holders (as defined below) are urged to consult their own tax advisors with respect to their eligibility for benefits under the Prior Treaty and the Tax Convention.

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

U.S. Taxation

The following sets forth the material United States federal income tax consequences of the ownership of shares and ADSs by a U.S. holder, as defined below. This summary is based on United States federal income tax laws, including the United States Internal Revenue Code of 1986, or the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, and on the Tax Convention, all of which are subject to change, possibly with retroactive effect.

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

As used herein, a "U.S. holder" is a beneficial owner of shares or ADSs, as the case may be, that is, for U.S. federal income tax purposes:

..   a citizen or resident of the United States,

..   a corporation created or organized under the laws of the United States or any political subdivision thereof,

..   an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

..   a trust

  . the administration of which is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code; or

  . that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

An "Eligible U.S. holder" is a U.S. holder that:

..   is a resident of the United States for purposes of the Prior Treaty or the
    Tax Convention, as applicable from time to time,

..   does not maintain a permanent establishment or fixed base in Japan to which the shares or ADSs are attributable and through which the U.S. holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and

..   is otherwise eligible for benefits under the Prior Treaty or the Tax
    Convention, as applicable, with respect to income and gain derived in connection with the shares or ADSs.

A "Non-U.S. holder" is any beneficial holder of shares or ADSs that is not a U.S. holder.

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

Taxation of Dividends

U.S. holders will include the gross amount of any distribution received with respect to shares or ADSs (before reduction for Japanese withholding taxes), to the extent paid out of the current or accumulated earnings and profits (as determined for United States federal income tax purposes) of Mitsubishi Tokyo Financial Group, Inc., as ordinary income in their gross income. The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. holder will not be eligible for the "dividends-received deduction" allowed to United States corporations in respect of dividends received from other United States corporations. To the extent that an amount received by a U.S. holder exceeds such holder's allocable share of our current earnings and profits, such excess will be applied first to reduce such holder's tax basis in its shares or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares or ADSs. Then, to the extent such distribution exceeds such U.S. holder's tax basis, such excess will be treated as capital gain. The amount of the dividend will be the US dollar value of the Japanese yen payments received. This value will be determined at the spot Japanese yen/US dollar rate on the date the dividend is received by the depositary in the case of U.S. holders of ADSs, or by the shareholder in the case of U.S. holders of shares, regardless of whether the dividend payment is in fact converted into US dollars at that time. If the Japanese yen received as a dividend are not converted into US dollars on the date of receipt, a U.S. holder will have basis in such Japanese yen equal to their dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the Japanese yen will generally be treated as U.S. source ordinary income or loss.

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

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act") affects the taxation of dividends. The Act eliminates the tax rate difference between "qualified dividends" and capital gains for United States individual investors. Qualified dividends include dividends received from both domestic corporations and "qualified foreign corporations." Qualified foreign corporations include those corporations eligible for the benefits of a comprehensive income tax treaty with the U.S.; both the Prior Treaty and the Tax Convention are such treaties. Dividends received by U.S. investors from a foreign corporation that was a foreign investment company (under Section 1246(b) of the Code), a passive foreign investment company (under Section 1297 of the Code) or a foreign personal holding company (under Section 552 of the Code) in either the taxable year of the distribution or the preceding taxable year are not qualified dividends. We believe that Mitsubishi Tokyo Financial Group, Inc. is a qualified foreign corporation and that dividends received by U.S. investors with respect to shares or ADSs of Mitsubishi Tokyo Financial Group, Inc. will be qualified dividends. Note that these provisions do not effect dividends received by Non-U.S. holders.

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

Item 11.Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.

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

We face credit risks, market risks, liquidity risks, operations risks, information security risks and other risks. We manage these risks through our risk management system. The risks we face may be broadly divided into two types. One type consists of credit and market risks that are inherent in our profit-seeking activities. The second type involves risks associated with our own operations. Our management goal is to achieve a balance between earnings and risks. For this purpose, we have instituted an integrated risk management policy throughout our group to identify, quantify, control, monitor and manage risk using consistent standards and techniques in each of our businesses.

Risk Management System

We have an integrated risk management framework. The holding company and each of the subsidiary banks have their own chief risk officers and risk management divisions, which are independent of their respective operational segments.

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

At the holding company level, the following subcommittees of our executive committee review and evaluate key risks relating to the group: corporate risk management committee and credit & investment committee. Our corporate risk management division and credit & investment management division, which report directly to the chief risk management officer and these committees, monitor the risks in the day-to-day operations of the group as a whole. Other committees, offices and divisions at each of our subsidiary banks monitor and manage their own risks.

Integrated Risk Management

We employ a capital allocation system that assists us in managing our risks in relation to our profit targets and expected returns. We allocate economic capital to each of our subsidiary banks based on quantitative risk, type of risk and business group. Economic capital is calculated from credit risk, market risk, operational risk and equity portfolio risk. Capital allocation decisions are made semiannually in consultation with our subsidiary banks, and we monitor and manage these allocations constantly. We adopted a risk adjusted performance measurement as our management tool. This measurement enables us to better assess our profitability and efficiency relative to our risks.

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

Portfolio Management

We work to achieve earnings commensurate with the risk levels undertaken by us. Our strategy is to price our products based upon expected losses, as determined in accordance with our internal credit rating system. At the same time, by monitoring loan amounts and credit exposure by credit rating, type of business and region, we seek to avoid a concentration of our credit risks in specific categories. We regulary hold a committee to specifically discuss issues relating to credit concentration.

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

Credit Rating System

We use a credit rating system with a scale of 1 to 15 to evaluate credit risk, as set out in the table below. Based on this system, we conduct a self-assessment of our assets and a quantitative risk measurement of credit risk, manage our loan portfolio and determine our pricing strategy. The credit rating system, which is based on the concept of probabilities of default, is consistent with both the method of evaluating credit risk under the new Basel Capital Accord and those of third-party credit rating agencies. Our credit rating system is also designed to conform to the regulatory authorities' risk grading standards for classified loans. Our subsidiary banks constantly monitor changes in all of our customers' creditworthiness and change ratings if necessary, so that they perform accurate assessment of their own assets. With respect to country risk, we assess each country using ten alphanumeric grades and determine a country risk rating.

                                                      Credit rating
               ---------------------------------------------------------------------------------------
                1-9        10-12                     13                         14                 15
               ------ -----------      -------------------------      ------------------      --------
Borrower grade Normal Close Watch/(1)/ Likely to Become Bankrupt/(2)/ Virtually Bankrupt/(3)/ Bankrupt/(3)/

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

Reducing the amount of shares held for strategic purposes and thereby minimizing the risk of price declines has become a pressing issue for banks in Japan. Reductions have become necessary to manage risks effectively and to comply with the law to limit the shareholdings of banks. The law requires banks to reduce the balance of their shares to a level below the level of their Tier I capital by September 2006. We achieved this target as of September 30, 2003, and have continued to maintain such levels as of March 31, 2004.

In addition to the disposition of shares undertaken to satisfy legal requirements, we carry out a quantitative analysis of the risks related to our strategically-held shares from a risk management viewpoint. According to our calculations, the market value of our total strategically-held shares as of March 31, 2004 increases or decreases approximately (Yen)3.2 billion when the TOPIX Index moves one percentage point upward or downward.

We monitor the amount of strategically-held shares to maintain quantitative risks at an appropriate level in relation to our Tier I capital and to achieve earnings that compensate for the risks undertaken by us.

Market Risk Management

Market risk is the risk that the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices, or foreign exchange rates.

Market Risk Management System

Through our market risk management system, we monitor our overall market risk and coordinate important matters at the holding company level, while our subsidiary banks manage the market risks related to their own trading and non-trading activities on a global consolidated basis.

Market Risk Management Process at Subsidiary Banks

At each of our subsidiary banks, we maintain checks and balances through a system in which back and middle offices operate independently from front offices. In addition, ALM committee/ALM council meetings are held at Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, respectively, every month to review important matters related to market risk and control.

Our subsidiary banks have established quantitative limits relating to market risk based on their allocated economic capital. In addition, in order to keep losses within predetermined limits, our subsidiary banks have established stop-loss rules which set limits for the maximum amount of losses arising from market activities.

Market Risk Management and Control

Market risk is managed quantitatively through methods such as value at risk, or VaR, interest rate sensitivity and stress testing as well as qualitatively by ensuring that appropriate processes and systems are in place for data management, reporting and evaluation. Various risk profiles are analyzed and evaluated and findings are reported to the executive committee and the corporate risk management committee of the holding company.

Our subsidiary banks set the quantitative limits for market risk and stop loss and their middle offices monitor these limits on a daily basis. The middle office of the holding company monitors our subsidiary banks' control over their limits and reports to its chief risk management officer on a daily basis as well. We also monitor total loss levels on a consolidated basis.

In addition with respect to the operation of each of the business units, each of our subsidiary banks manage the market risks relating to our assets and liabilities, such as interest rate risk and exchange rate risk, by entering into various hedging transactions using marketable securities and derivatives, including futures, options and swaps. For a detailed discussion of the financial instruments employed as part of our risk management strategy, see note 23 to our consolidated financial statements.

Market Risk Measurement

Market risks consist of general risks and specific risks. General market risks result from changes in entire markets, while specific risks relate to changes in the prices of individual stocks and bonds which are independent of the overall direction of the market.

To measure general market risk, we use the VaR technique to estimate changes in the market value of portfolios within a certain period by statistically analyzing past market data. We use the VaR technique to monitor and manage market risks quantitatively on a daily basis, taking into account risk diversification effects among all of our portfolios.

We enhanced the methodology used in VaR risk calculation and introduced a historical simulation model (HS model) from October 2003. This new approach is based on 10-day holding period, with a 99% confidence interval based on an observation period consisting of the preceding 701 business days. (The former approach was based on a variance/covariance (VC) matrix with a 10-day holding period, with a 99% confidence interval based on three years of historical data.) This approach assumes that historical changes in market value are representative of future changes. We adopted the historical simulation model because it involves fewer assumptions about the distribution of portfolio losses than parameter-based methodologies, e.g, VC models. The VC model assumes that changes in risk factors follow a normal distribution, which may differ from actual events, while the HS model is capable of capturing certain statistically infrequent movements, e.g., a fat tail. In addition, the HS model accounts for the characteristics of instruments with non-linear behavior.

The internal market risk model used by the holding company and subsidiary banks has been verified by external auditors as meeting the qualitative and quantitative criteria set forth in Section B of the January 1996 Amendment to the Capital Accord to Incorporate Market Risks and the Japanese Banking Law. We have begun using the historical simulation model to calculate our capital adequacy ratios starting from fiscal 2004.

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

Illustrations of Market Risks in the Fiscal Year Ended March 31, 2004

Trading activities

The VaR (historical simulation model) for our total trading activities in the fiscal year ended March 31, 2004 is presented in the table below. Total amount of VaR as of March 31, 2004 were slightly lower compared to those as of March 31,2003. As of March 31, 2004, market risks related to foreign exchange rate had decreased slightly, while interest rate risks related to yen or US dollar, equities and commodities increased. On a daily average basis, interest rate risks related to the US dollar and to foreign exchange rates had decreased, while risks related to the yen, interest rate, equities and commodities increased.

Historical Simulation Model


                                             (April 2002--March 2003)
                                  ----------------------------------------------
                                                   (in billions)
VaR for Trading Activities
   Risk category                  Daily avg.     High       Low    March 31, 2003
   -------------                  ----------  ---------- --------- --------------
   Interest rate................. (Yen) 4.72  (Yen) 9.92 (Yen)1.63   (Yen) 2.70
       Of which, yen.............       1.75        4.78      0.63         1.59
       Of which, U.S. dollar.....       3.00        7.65      0.66         1.19
   Foreign exchange..............       2.20        5.61      0.58         0.79
   Equities......................       0.63        2.71      0.31         0.33
   Commodities...................       0.25        0.52      0.00         0.26
   Diversification effect........      (2.25)         --        --        (1.06)
                                  ----------  ---------- ---------   ----------
       Total..................... (Yen) 5.55  (Yen)11.12 (Yen)2.76   (Yen) 3.04
                                  ==========  ========== =========   ==========

                                             (April 2003--March 2004)
                                  ----------------------------------------------
                                                   (in billions)
VaR for Trading Activities
   Risk category                  Daily avg.     High       Low    March 31, 2004
   -------------                  ----------  ---------- --------- --------------
   Interest rate................. (Yen) 3.59  (Yen) 9.00 (Yen)1.20   (Yen) 2.69
       Of which, yen.............       2.20        9.00      0.71         1.92
       Of which, U.S. dollar.....       1.55        5.34      0.34         1.53
   Foreign exchange..............       1.49        3.84      0.38         0.73
   Equities......................       0.69        1.34      0.28         0.86
   Commodities...................       0.36        0.81      0.07         0.69
   Diversification effect........      (1.84)         --        --        (1.72)
                                  ----------  ---------- ---------   ----------
       Total..................... (Yen) 4.29  (Yen) 9.39 (Yen)2.05   (Yen) 3.24
                                  ==========  ========== =========   ==========

--------
Note: Based on a 10-day holding period, with a confidence interval of 99% based on 701 business days of historical data. The highest and lowest VaR were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2004 was as follows:

                   Quarter                 Daily average VaR
                   -------                 -----------------
                   April - June 2003...... (Yen)5.50 billion
                   July - September 2003.. (Yen)4.45 billion
                   October - December 2003 (Yen)3.84 billion
                   January - March 2004... (Yen)3.34 billion

Quantitative market risks fluctuate throughout the year, reflecting the reaction of trading activities to market volatility. Although market conditions were often volatile during the fiscal year ended March 31, 2004, our trading-related revenue was relatively stable, with positive trading-related revenue recorded for 203 of 261 trading days during the period. Furthermore, the amount of trading-related revenue per day was kept within a stable range, with 34 days of positive revenue and only five days of negative revenue exceeding (Yen)1 billion.

The VaR measured by our former model (variance/covariance model) for our total trading activities in the fiscal year ended March 31, 2004 is as follows.

Variance/Covariance Model

                                             (April 2002--March 2003)
                                  ---------------------------------------------
                                                  (in billions)
VaR for Trading Activities
   Risk category                  Daily avg.    High       Low    March 31, 2003
   -------------                  ----------  --------- --------- --------------
   Interest rate................. (Yen) 1.46  (Yen)2.52 (Yen)0.93   (Yen) 1.01
       Of which, yen.............       0.52       1.05      0.19         0.39
       Of which, U.S. dollar.....       0.66       1.39      0.33         0.40
   Foreign exchange..............       0.80       1.56      0.20         1.04
   Equities......................       0.63       1.44      0.27         0.31
   Commodities...................       0.14       0.28      0.05         0.08
   Diversification effect........      (0.48)        --        --        (0.38)
                                  ----------  --------- ---------   ----------
       Total..................... (Yen) 2.55  (Yen)3.59 (Yen)1.73   (Yen) 2.06
                                  ==========  ========= =========   ==========

                                             (April 2003--March 2004)
                                  ---------------------------------------------
                                                  (in billions)
VaR for Trading Activities
   Risk category                  Daily avg.    High       Low    March 31, 2004
   -------------                  ----------  --------- --------- --------------
   Interest rate................. (Yen) 1.46  (Yen)2.25 (Yen)0.98   (Yen) 1.46
       Of which, yen.............       0.77       1.40      0.28         1.00
       Of which, U.S. dollar.....       0.51       1.18      0.22         0.49
   Foreign exchange..............       0.63       1.09      0.31         0.93
   Equities......................       0.52       1.09      0.22         0.65
   Commodities...................       0.14       0.29      0.02         0.21
   Diversification effect........      (0.39)        --        --        (0.59)
                                  ----------  --------- ---------   ----------
       Total..................... (Yen) 2.36  (Yen)3.40 (Yen)1.59   (Yen) 2.65
                                  ==========  ========= =========   ==========

--------
Note: Based on a one-day holding period, with a confidence interval of 99% based on three years of historical data. The highest and lowest VaR were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The holding period for the variance/covariance model differs from that of the historical simulation method.

Backtesting

We conduct backtesting in which estimated quantitative risks are compared with actual realized and unrealized losses to verify the accuracy of our VaR measurement model. Actual losses never exceeded VaR in our backtesting of trading days in the fiscal year ended March 31, 2004. This means that our VaR model provided reasonably accurate measurements during the fiscal year ended March 31, 2004.

Stress Testing

We calculate, on a daily basis, the predicted losses of our current positions in each market sector, applying the worst ten-day volatility recorded during the observation period of 701 business days. As of March 31, 2004, we held a total trading activity position of (Yen)4.7 billion of predicted loss of trading positions, while (Yen)3.6 billion as of March 31, 2003.

Capital Charges for Market Risk

The market risk regulations stipulated in the Basel Capital Accord require us to include the effects of market risk in calculating capital adequacy ratios. Holding company and both subsidiary banks use an internal model approach to calculate general market risk, and a standardized approach to calculate specific risk. In applying the internal model approach, we are required to meet qualitative and quantitative criteria. Internal and external examinations have demonstrated that our systems have been able to meet these strict requirements.

Non-trading Activities

VaR for our total non-trading activities as of March 31, 2004, excluding market risks related to our strategic equity portfolio and measured using the same standard as used for trading activities, was (Yen)133.07 billion, a
(Yen)3.81 billion increase from March 31, 2003. In the fiscal year ended March 31, 2004, interest rate risks and equities-related risks increased (Yen)11.85 billion and (Yen)27.47 billion respectively, while forex-related market risks declined (Yen)3.69 billion as a result of the decrease in exposure.

Interest rate risks accounted for approximately 77% of our total non-trading activity market risks, consisting of interest rate risk, foreign exchange rate risk, equities risk and commodities risk. In the fiscal year ended March 31, 2004, the daily average interest rate VaR totaled (Yen)133.01 billion, with the highest recorded VaR being (Yen)168.44 billion and the lowest being (Yen)103.24 billion.

The daily average interest rate VaR by quarter in the fiscal year ended March 31, 2004 was as follows:

                  Quarter                  Daily average VaR
                  -------                 -------------------
                  April - June 2003...... (Yen)148.90 billion
                  July - September 2003.. (Yen)135.78 billion
                  October - December 2003 (Yen)113.05 billion
                  January - March 2004... (Yen)134.60 billion

We analyze interest rate risks by major currencies compared to the previous fiscal year. The Japanese yen interest rate risk ratio as of March 31, 2004 increased significantly from 29% to 50%, while US dollar-related interest rate risk ratio decreased from 53% to 35% and euro-related interest rate risk decreased from 17% to 14%, each as compared to March 31, 2003.

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

In relation to our total liquidity risk, we have established the following categories to assess group-wide liquidity risks: Normal, With-Concern, and Critical. The front offices and risk management offices of the holding company and of our subsidiary banks exchange information and data on cash flows even at the Normal stage. At higher alert stages, we centralize group-wide information about liquidity risk. We have also established a system for liaison and consultation on funding in preparation for emergencies, such as catastrophes, wars and terrorist attacks.

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

Internal Audit

Internal audit is a process by which the internal auditing sections independently verify the adequacy and effectiveness of internal control systems. The audit office of Bank of Tokyo-Mitsubishi and the audit division of

Mitsubishi Trust Bank play a major role in the internal audit activities of our group. They monitor the risk management process in business operations and independently evaluate the effectiveness of internal control systems. These sections also seek to improve and correct any problems or issues identified.

In establishing efficient and effective audit work schedules, the type and magnitude of risks involved are considered in determining the frequency and depth of the audit activities. In the audit and compliance division of the holding company, we have a monitoring group which evaluates and verifies appropriateness and effectiveness of internal control structures including our risk management structure, mainly by monitoring internal audit activities of our subsidiary banks. As a core component of its activities, we utilize process-oriented audits advocated by the Committee of Sponsoring Organizations of the Treadway Commission in a way that ensures the effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations. We have planned and carried out audit-related joint projects with subsidiary banks, including cooperative audits, establishment of general audit guidelines, and joint training programs.

We have a committee, which includes directors in charge of internal audit and compliance at the holding company and our subsidiary banks, that discusses our internal audit structure and important policies for the group. This committee, which holds quarterly meetings, also reviews various audit-related projects and, if appropriate, promotes them group-wide.

Item 12.Description of Securities Other than Equity Securities.

Not applicable.

                                    PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.Material Modifications of the Rights of Security Holders and Use of Proceeds.

None.

Item 15.Controls and Procedures.

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer, or CEO, the Co-Chief Executive Officer, or Co-CEO, and Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on that evaluation, the CEO, Co-CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. During the period covered by this Annual Report, there were no significant changes in our internal controls or in other factors that could materially affect, or is reasonably likely to materially affect, the disclosure controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit Committee Financial Expert.

Our board of corporate auditors has determined that Mr. Mitsuo Minami is an "audit committee financial expert" as defined in Item 16A. of Form 20-F. Mr. Minami, a corporate auditor, has spent most of his business career auditing major Japanese corporations as a certified public accountant, and he is currently a professor of accounting at Bunkyo Gakuin University.

Item 16B. Code of Ethics.

We have adopted a code of ethics, compliance rules and a compliance manual, each of which applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions.

Our compliance rules set forth the necessity of adherence to our code of ethics by our directors, executive officers and employees. These rules also set forth the roles and responsibilities of our employees, compliance officers, Audit Division Compliance Group and others in the event of a breach of the compliance rules.

Our compliance manual was created to identify, and to promote compliance by our directors, executive officers and employees with, the relevant laws and regulations in conjunction with our code of ethics and compliance rules. This manual also sets forth the procedures regarding the handling of conflicts of interest for our directors and the promotion of conduct that meets our code of ethics and compliance rules for employees.

A copy of the sections of our code of ethics, compliance rules and compliance manual relating to the "code of ethics" (as defined in paragraph (b) of Item 16B. of Form 20-F) is attached as Exhibit 11 to this Annual Report. No amendments to those sections of our code of ethics, compliance rules and compliance manual have been made, and no waivers of the code of ethics, compliance rules and compliance manual have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ending March 31, 2004.

Item 16C. Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu

The aggregate fees billed by Deloitte Touche Tohmatsu, our independent auditor, for the fiscal years ended March 31, 2003 and 2004 are presented in the following table.

                                                           2003       2004
                                                        ---------- ----------
                                                            (in millions)
Audit fees............................................. (Yen)1,680 (Yen)1,719
Audit-related fees.....................................         83        137
Tax fees...............................................        156        106
All other fees.........................................        789        127
                                                        ---------- ----------
   Total............................................... (Yen)2,708 (Yen)2,089
                                                        ========== ==========

The description of our fees billed for each categories described above is as follows:

Audit fees--Audit fees are primarily for annual audit of our financial statements, review of our semi-annual condensed financial statements, statutory audit of our financial statements and audits of our subsidiary financial statements. Audit fees also include comfort letters related to a global offering of our common stock in March 2003.

Audit-related fees--Audit-related fees primarily include due diligence services, accounting consultations, agreed upon procedures on internal controls and employee benefit plan audit. Audit-related fees also include advisory services relating to the implementation of Section 404 of the Sarbanes-Oxley Act.

Tax fees--Tax fees relate primarily to tax compliance including preparation of tax return filings, tax advisory and tax planning services. Tax fees also include consultation fees to introduce the consolidated corporate-tax system we adopted for the fiscal year ended March 31, 2003.

All other fees--All other fees primarily include agreed upon procedures related to our bulk sales of loans or securitizations and operational audits of our overseas branches.

Pre-Approval Policies and Procedures for Services by Deloitte Touche Tohmatsu

Our board of corporate auditors performs the pre-approval function required by applicable SEC rules and regulations. Effective May 1, 2003, our board of corporate auditors has established pre-approval policies and procedures that Mitsubishi Tokyo Financial Group, Inc. and its subsidiaries must follow before engaging Deloitte Touche Tohmatsu to perform audit and permitted non-audit services.

When Mitsubishi Tokyo Financial Group, Inc. or a subsidiary intends to engage Deloitte Touche Tohmatsu to perform audit and permitted non-audit services, it must make an application for pre-approval on either a periodic or case-by-case basis.

..   Periodic application is an application for pre-approval made each fiscal year for services that are expected to be provided by Deloitte Touche Tohmatsu during the next fiscal year.

..   Case-by-case application is an application for pre-approval made on a case-by-case basis for services to be provided by Deloitte Touche Tohmatsu that are not otherwise covered by the relevant periodic application.

Pre-approval is resolved in principle by our board of corporate auditors prior to engagement, although if necessary a full-time corporate auditor may consider any case-by-case application for pre-approval on behalf of the board of corporate auditors prior to the next scheduled board meeting. Such decisions made individually by a full-time corporate auditor are reported to and ratified by the board of corporate auditors as appropriate at the next scheduled board meeting.

None of the services billed for the fiscal year ended March 31, 2003 was subject to pre-approval requirements. For the fiscal year ended March 31, 2004, all services subject to pre-approval, which were entered into after May 6, 2003, were pre-approved either by the board of corporate auditors or a full-time corporate auditor in accordance with the pre-approval policies and procedures described above, except that approximately 0.6% of total tax fees were approved by the board of corporate auditors pursuant to Regulation S-X 2-01(c)(7)(ii)(c).

                                   PART III

Item 17.Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.Exhibits.

Exhibit                                               Description
-------                                               -----------

   1(a) Articles of Incorporation of Mitsubishi Tokyo Financial Group, Inc., as amended and restated on
        June 29, 2004. (English Translation)

   1(b) Corporation Meetings Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended on April 1,
        2004. (English Translation)

   1(c) Board of Directors Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended on July 29,
        2004. (English Translation)

   1(d) Share Handling Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended and restated on
        June 29, 2004. (English Translation)

   2(a) Form of stock certificates.

   2(b) Form of American Depositary Receipt.*

   2(c) Deposit Agreement, dated as of April 2, 2001, among Mitsubishi Tokyo Financial Group, Inc., The
        Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder.*

   8    Subsidiaries of the Company--see "Item 4.C. Information on the Company--Organizational Structure."

  11    Code of ethics, compliance rules and compliance manual of Mitsubishi Tokyo Financial Group, Inc.
        applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
        (English translation of relevant sections)

  12    Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR
        240.15d-14(a)).

  13    Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR
        240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.
        1350).

  15    Consent of Auditors.

--------
* Incorporated by reference from the Registration Statement on Form F-6 (Reg. No. 333-13338) filed on April 2, 2001.

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

During the fiscal year ended March 31, 2003, the Bank of Japan changed the industry segment loan classification. Such change primarily includes an introduction of a new "Communication and information services" category. Due to the introduction of the new category, certain businesses previously included in "Manufacturing," "Services," and "Other" industries were reclassified into "Communication and information services." This change is expected to provide a more transparent and detailed description of the loan portfolio. In response to the change, we modified the loan reporting system. For comparative purposes, we provide the information by industry segment as of March 31, 2003 and 2004, including III. Loan Portfolio and IV. Summary of Loan Loss Experience, based on both the old and new industry segment classifications.

In the fiscal year ended March 31, 2004, certain operations including domestic mortgage securities business were discontinued and certain figures in prior fiscal years were reclassified to discontinued operations to conform to the presentation for the fiscal year ended March 31, 2004.

I. Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2002, 2003 and 2004. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

                                                                                       Fiscal years ended March 31,
                                     ------------------------------------------------------------------------------------------
                                                        2002                                          2003
                                     ------------------------------------------   -------------------------------------------
                                           Average                        Average        Average                        Average
                                           balance            Interest     rate          balance            Interest     rate
                                     --------------------  -------------- ------- --------------------   -------------- -------
                                                                                     (in millions, except percentages)
Assets:
Interest-earning assets:
 Interest-earning deposits in other
  banks:
   Domestic......................... (Yen)        471,966  (Yen)    8,690  1.84%  (Yen)        365,166   (Yen)    3,773  1.03%
   Foreign..........................            4,862,738         151,078  3.11              3,199,131           68,837  2.15
                                     --------------------  --------------         --------------------   --------------
    Total...........................            5,334,704         159,768  2.99              3,564,297           72,610  2.04
                                     --------------------  --------------         --------------------   --------------
 Call loans, funds sold, and
  receivables under resale
  agreements and securities
  borrowing transactions:
   Domestic.........................            2,008,863           6,341  0.32              1,504,164            4,518  0.30
   Foreign..........................            2,890,112         159,084  5.50              2,483,718           56,857  2.29
                                     --------------------  --------------         --------------------   --------------
    Total...........................            4,898,975         165,425  3.38              3,987,882           61,375  1.54
                                     --------------------  --------------         --------------------   --------------
 Trading account assets:
   Domestic.........................            3,165,218          11,525  0.36              3,753,237           10,330  0.28
   Foreign..........................              720,614           3,619  0.50                634,006            1,710  0.27
                                     --------------------  --------------         --------------------   --------------
    Total...........................            3,885,832          15,144  0.39              4,387,243           12,040  0.27
                                     --------------------  --------------         --------------------   --------------
 Investment securities (see Note 1):
   Domestic.........................           16,142,282         128,312  0.79             17,975,160          122,601  0.68
   Foreign..........................            5,794,785         271,039  4.68              6,651,616          268,790  4.04
                                     --------------------  --------------         --------------------   --------------
    Total...........................           21,937,067         399,351  1.82             24,626,776          391,391  1.59
                                     --------------------  --------------         --------------------   --------------
 Loans (see Note 2):
   Domestic.........................           37,911,969         659,223  1.74             39,025,438          602,899  1.54
   Foreign..........................           11,094,350         614,917  5.54             10,673,412          442,431  4.15
                                     --------------------  --------------         --------------------   --------------
    Total...........................           49,006,319       1,274,140  2.60             49,698,850        1,045,330  2.10
                                     --------------------  --------------         --------------------   --------------
 Total interest-earning assets:
   Domestic.........................           59,700,298         814,091  1.36             62,623,165          744,121  1.19
   Foreign..........................           25,362,599       1,199,737  4.73             23,641,883          838,625  3.55
                                     --------------------  --------------         --------------------   --------------
    Total...........................           85,062,897       2,013,828  2.37             86,265,048        1,582,746  1.83
                                     --------------------  --------------         --------------------   --------------
Non-interest-earning assets:
 Cash and due from banks............            1,487,498                                    1,978,884
 Other non-interest-earning assets..            7,422,477                                    8,822,974
 Allowance for credit losses........          (1,716,475)                                   (1,668,959)
                                     --------------------                         --------------------
    Total non-interest-earning
     assets.........................            7,193,500                                    9,132,899
                                     --------------------                         --------------------
Total assets from discontinued
 operations.........................              119,603                                       80,280
                                     --------------------                         --------------------
Total average assets................      (Yen)92,376,000                              (Yen)95,478,227
                                     ====================                         ====================

                                     --------------------------------------
                                                       2004
                                     ---------------------------------------
                                          Average                     Average
                                          balance         Interest     rate
                                     ----------------  -------------- -------

Assets:
Interest-earning assets:
 Interest-earning deposits in other
  banks:
   Domestic......................... (Yen)    314,643  (Yen)    4,072  1.29%
   Foreign..........................        2,804,134          44,021  1.57
                                     ----------------  --------------
    Total...........................        3,118,777          48,093  1.54
                                     ----------------  --------------
 Call loans, funds sold, and
  receivables under resale
  agreements and securities
  borrowing transactions:
   Domestic.........................        3,436,564           3,130  0.09
   Foreign..........................        2,392,079          38,145  1.59
                                     ----------------  --------------
    Total...........................        5,828,643          41,275  0.71
                                     ----------------  --------------
 Trading account assets:
   Domestic.........................        5,455,464          23,005  0.42
   Foreign..........................          555,837           5,446  0.98
                                     ----------------  --------------
    Total...........................        6,011,301          28,451  0.47
                                     ----------------  --------------
 Investment securities (see Note 1):
   Domestic.........................       19,006,877         112,027  0.59
   Foreign..........................        7,951,162         270,497  3.40
                                     ----------------  --------------
    Total...........................       26,958,039         382,524  1.42
                                     ----------------  --------------
 Loans (see Note 2):
   Domestic.........................       39,328,149         572,157  1.45
   Foreign..........................        9,622,611         349,509  3.63
                                     ----------------  --------------
    Total...........................       48,950,760         921,666  1.88
                                     ----------------  --------------
 Total interest-earning assets:
   Domestic.........................       67,541,697         714,391  1.06
   Foreign..........................       23,325,823         707,618  3.03
                                     ----------------  --------------
    Total...........................       90,867,520       1,422,009  1.56
                                     ----------------  --------------
Non-interest-earning assets:
 Cash and due from banks............        4,217,976
 Other non-interest-earning assets..        8,930,265
 Allowance for credit losses........       (1,210,948)
                                     ----------------
    Total non-interest-earning
     assets.........................       11,937,293
                                     ----------------
Total assets from discontinued
 operations.........................           21,183
                                     ----------------
Total average assets................ (Yen)102,825,996
                                     ================

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

                                                                         Fiscal years ended March 31,
                              ----------------------------------------------------------------------------------------------
                                               2002                                   2003
                              -------------------------------------  -------------------------------------  ----------------
                                  Average                    Average     Average                    Average     Average
                                  balance        Interest     rate       balance        Interest     rate       balance
                              --------------- -------------- ------- --------------- -------------- ------- ----------------
                                                                       (in millions, except percentages)
Liabilities and shareholders'
 equity:
Interest-bearing liabilities:
  Deposits:
   Domestic.................. (Yen)44,807,025 (Yen)  157,484  0.35%  (Yen)50,445,839 (Yen)   86,460  0.17%  (Yen) 52,741,521
   Foreign...................      10,982,859        328,159  2.99         8,964,019        157,295  1.75          8,883,246
                              --------------- --------------         --------------- --------------         ----------------
    Total....................      55,789,884        485,643  0.87        59,409,858        243,755  0.41         61,624,767
                              --------------- --------------         --------------- --------------         ----------------
  Debentures--Domestic.......       2,931,103         20,491  0.70         1,343,078          8,508  0.63            498,518
                              --------------- --------------         --------------- --------------         ----------------
  Call money, funds
   purchased, and payables
   under repurchase
   agreements and securities
   lending transactions:
   Domestic..................       5,383,197         23,926  0.44         4,839,272         13,402  0.28          6,729,173
   Foreign...................       3,598,158        176,010  4.89         3,647,691         93,553  2.56          4,199,303
                              --------------- --------------         --------------- --------------         ----------------
    Total....................       8,981,355        199,936  2.23         8,486,963        106,955  1.26         10,928,476
                              --------------- --------------         --------------- --------------         ----------------
  Due to trust account--
   Domestic..................       2,940,975         16,683  0.57         1,691,359          8,673  0.51          1,326,313
                              --------------- --------------         --------------- --------------         ----------------
  Other short-term
   borrowings and trading
   account liabilities:
   Domestic..................       2,032,642         15,519  0.76         2,825,797         13,853  0.49          4,536,380
   Foreign...................       1,001,886         30,783  3.07           624,089         17,287  2.77            558,848
                              --------------- --------------         --------------- --------------         ----------------
    Total....................       3,034,528         46,302  1.53         3,449,886         31,140  0.90          5,095,228
                              --------------- --------------         --------------- --------------         ----------------
  Long-term debt:
   Domestic..................       2,994,708         88,908  2.97         3,682,571         92,213  2.50          4,319,231
   Foreign...................       2,010,632         80,311  3.99         1,594,637         48,026  3.01          1,182,522
                              --------------- --------------         --------------- --------------         ----------------
    Total....................       5,005,340        169,219  3.38         5,277,208        140,239  2.66          5,501,753
                              --------------- --------------         --------------- --------------         ----------------
Total interest-bearing
 liabilities:
   Domestic..................      61,089,650        323,011  0.53        64,827,916        223,109  0.34         70,151,136
   Foreign...................      17,593,535        615,263  3.50        14,830,436        316,161  2.13         14,823,919
                              --------------- --------------         --------------- --------------         ----------------
    Total....................      78,683,185        938,274  1.19        79,658,352        539,270  0.68         84,975,055
                              --------------- --------------         --------------- --------------         ----------------
Non-interest-bearing
 liabilities.................      10,580,038                             13,337,356                              14,547,857
                              ---------------                        ---------------                        ----------------
Total liabilities from
 discontinued operations.....          67,169                                 50,991                                  15,155
                              ---------------                        ---------------                        ----------------
Shareholders' equity.........       3,045,608                              2,431,528                               3,287,929
                              ---------------                        ---------------                        ----------------
Total average liabilities and
 shareholders' equity........      92,376,000                             95,478,227                        (Yen)102,825,996
                              ===============                        ===============                        ================
Net interest income and
 average interest rate
 spread......................                 (Yen)1,075,554  1.18%                  (Yen)1,043,476  1.15%
                                              ==============  ====                   ==============  ====
Net interest income as a
 percentage of average
 total interest-earning
 assets......................                                 1.26%                                  1.21%
                                                              ====                                   ====

                              --------------------
                              2004
                              --------------------
                                           Average
                                Interest    rate
                              ------------ -------

Liabilities and shareholders'
 equity:
Interest-bearing liabilities:
  Deposits:
   Domestic.................. (Yen) 67,115  0.13%
   Foreign...................      111,434  1.25
                              ------------
    Total....................      178,549  0.29
                              ------------
  Debentures--Domestic.......        4,035  0.81
                              ------------
  Call money, funds
   purchased, and payables
   under repurchase
   agreements and securities
   lending transactions:
   Domestic..................       20,792  0.31
   Foreign...................       63,161  1.50
                              ------------
    Total....................       83,953  0.77
                              ------------
  Due to trust account--
   Domestic..................        4,950  0.37
                              ------------
  Other short-term
   borrowings and trading
   account liabilities:
   Domestic..................       26,997  0.60
   Foreign...................        7,265  1.30
                              ------------
    Total....................       34,262  0.67
                              ------------
  Long-term debt:
   Domestic..................       93,891  2.17
   Foreign...................       26,874  2.27
                              ------------
    Total....................      120,765  2.20
                              ------------
Total interest-bearing
 liabilities:
   Domestic..................      217,780  0.31
   Foreign...................      208,734  1.41
                              ------------
    Total....................      426,514  0.50
                              ------------
Non-interest-bearing
 liabilities.................

Total liabilities from
 discontinued operations.....

Shareholders' equity.........

Total average liabilities and
 shareholders' equity........

Net interest income and
 average interest rate
 spread...................... (Yen)995,495  1.06%
                              ============  ====
Net interest income as a
 percentage of average
 total interest-earning
 assets......................               1.10%
                                            ====

The percentage of average total assets attributable to foreign activities was 33.6%, 29.3% and 27.2%, respectively, for the fiscal years ended March 31, 2002, 2003 and 2004.

The percentage of average total liabilities attributable to foreign activities was 33.9%, 29.9% and 27.9%, respectively, for the fiscal years ended March 31, 2002, 2003 and 2004.

Analysis of Net Interest Income

The following table shows changes in our net interest income between changes in volume and changes in rate for the fiscal year ended March 31, 2003 compared to the fiscal year ended March 31, 2002 and the fiscal year ended March 31, 2004 compared to the fiscal year ended March 31, 2003.

                                          Fiscal year ended March 31, 2002 versus     Fiscal year ended March 31, 2003 versus
                                             fiscal year ended March 31, 2003            fiscal year ended March 31, 2004
                                        ------------------------------------------  ------------------------------------------
                                          Increase (decrease) due                     Increase (decrease) due
                                               to changes in                               to changes in
                                        ---------------------------                 ---------------------------
                                           Volume          Rate        Net change      Volume          Rate        Net change
                                        ------------  -------------  -------------  ------------  -------------  -------------
                                                                             (in millions)
Interest income:
Interest-earning deposits in other
  banks:
   Domestic............................ (Yen) (1,338) (Yen)  (3,579) (Yen)  (4,917) (Yen)   (522) (Yen)     821  (Yen)     299
   Foreign.............................      (44,369)       (37,872)       (82,241)       (6,834)       (17,982)       (24,816)
                                        ------------  -------------  -------------  ------------  -------------  -------------
       Total...........................      (45,707)       (41,451)       (87,158)       (7,356)       (17,161)       (24,517)
                                        ------------  -------------  -------------  ------------  -------------  -------------
Call loans, funds sold, and receivables
  under resale agreements and
  securities borrowing transactions:
   Domestic............................       (1,583)          (240)        (1,823)        1,760         (3,148)        (1,388)
   Foreign.............................      (10,667)       (91,560)      (102,227)       (1,513)       (17,199)       (18,712)
                                        ------------  -------------  -------------  ------------  -------------  -------------
       Total...........................      (12,250)       (91,800)      (104,050)          247        (20,347)       (20,100)
                                        ------------  -------------  -------------  ------------  -------------  -------------
Trading account assets:
   Domestic............................        1,618         (2,813)        (1,195)        5,832          6,843         12,675
   Foreign.............................         (261)        (1,648)        (1,909)         (211)         3,947          3,736
                                        ------------  -------------  -------------  ------------  -------------  -------------
       Total...........................        1,357         (4,461)        (3,104)        5,621         10,790         16,411
                                        ------------  -------------  -------------  ------------  -------------  -------------
Investment securities (see Note 2):
   Domestic............................       12,501        (18,212)        (5,711)        6,081        (16,655)       (10,574)
   Foreign.............................       34,624        (36,873)        (2,249)       44,210        (42,503)         1,707
                                        ------------  -------------  -------------  ------------  -------------  -------------
       Total...........................       47,125        (55,085)        (7,960)       50,291        (59,158)        (8,867)
                                        ------------  -------------  -------------  ------------  -------------  -------------
Loans:
   Domestic............................       17,202        (73,526)       (56,324)        4,404        (35,146)       (30,742)
   Foreign.............................      (18,065)      (154,421)      (172,486)      (40,517)       (52,405)       (92,922)
                                        ------------  -------------  -------------  ------------  -------------  -------------
       Total...........................         (863)      (227,947)      (228,810)      (36,113)       (87,551)      (123,664)
                                        ------------  -------------  -------------  ------------  -------------  -------------
Total interest income:
   Domestic............................       28,400        (98,370)       (69,970)       17,555        (47,285)       (29,730)
   Foreign.............................      (38,738)      (322,374)      (361,112)       (4,865)      (126,142)      (131,007)
                                        ------------  -------------  -------------  ------------  -------------  -------------
       Total........................... (Yen)(10,338) (Yen)(420,744) (Yen)(431,082) (Yen) 12,690  (Yen)(173,427) (Yen)(160,737)
                                        ============  =============  =============  ============  =============  =============

--------
Notes:
1. Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total "net change."
2. Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

                                        Fiscal year ended March 31, 2002              Fiscal year ended March 31, 2003
                                     versus fiscal year ended March 31, 2003      versus fiscal year ended March 31, 2004
                                   ------------------------------------------    -----------------------------------------
                                       Increase (decrease)                           Increase (decrease)
                                        due to changes in                             due to changes in
                                   ---------------------------                   --------------------------
                                      Volume            Rate        Net change      Volume           Rate        Net change
                                   ------------    -------------  -------------  -----------    -------------  -------------
                                                                       (in millions)
Interest expense:
Deposits:
   Domestic....................... (Yen)  9,664    (Yen) (80,688) (Yen) (71,024)  (Yen)2,921    (Yen) (22,266) (Yen) (19,345)
   Foreign........................      (41,467)        (129,397)      (170,864)      (1,022)         (44,839)       (45,861)
                                   ------------    -------------  -------------  -----------    -------------  -------------
       Total......................      (31,803)        (210,085)      (241,888)       1,899.         (67,105)       (65,206)
                                   ------------    -------------  -------------  -----------    -------------  -------------
Debentures--Domestic..............      (11,018)            (965)       (11,983)      (5,350)             877         (4,473)
                                   ------------    -------------  -------------  -----------    -------------  -------------
Call money, funds purchased, and
  payables under repurchase
  agreements and securities
  lending transactions:
   Domestic.......................       (1,649)          (8,875)       (10,524)       5,701.           1,689          7,390
   Foreign........................        1,270          (83,727)       (82,457)       8,297.         (38,689)       (30,392)
                                   ------------    -------------  -------------  -----------    -------------  -------------
       Total......................         (379)         (92,602)       (92,981)      13,998.         (37,000)       (23,002)
                                   ------------    -------------  -------------  -----------    -------------  -------------
Due to trust account--Domestic....       (7,003)          (1,007)        (8,010)      (1,578)          (2,145)        (3,723)
                                   ------------    -------------  -------------  -----------    -------------  -------------
Other short-term borrowings and
  trading account liabilities:
   Domestic.......................        3,888           (5,554)        (1,666)       9,712            3,432         13,144
   Foreign........................      (11,433)          (2,063)       (13,496)        (938)          (9,084)       (10,022)
                                   ------------    -------------  -------------  -----------    -------------  -------------
       Total......................       (7,545)          (7,617)       (15,162)       8,774           (5,652)         3,122
                                   ------------    -------------  -------------  -----------    -------------  -------------
Long-term debt:
   Domestic.......................       17,224          (13,919)         3,305       13,840.         (12,162)         1,678
   Foreign........................      (14,345)         (17,940)       (32,285)     (10,941)         (10,211)       (21,152)
                                   ------------    -------------  -------------  -----------    -------------  -------------
       Total......................        2,879          (31,859)       (28,980)       2,899.         (22,373)       (19,474)
                                   ------------    -------------  -------------  -----------    -------------  -------------
Total interest expense:
   Domestic.......................       11,106         (111,008)       (99,902)      25,246.         (30,575)        (5,329)
   Foreign........................      (65,975)        (233,127)      (299,102)      (4,604)        (102,823)      (107,427)
                                   ------------    -------------  -------------  -----------    -------------  -------------
       Total...................... (Yen)(54,869)   (Yen)(344,135) (Yen)(399,004) (Yen)20,642    (Yen)(133,398) (Yen)(112,756)
                                   ============    =============  =============  ===========    =============  =============
Net interest income:
   Domestic....................... (Yen) 17,294    (Yen)  12,638  (Yen)  29,932  (Yen)(7,691)   (Yen) (16,710) (Yen) (24,401)
   Foreign........................       27,237          (89,247)       (62,010)        (261)         (23,319)       (23,580)
                                   ------------    -------------  -------------  -----------    -------------  -------------
       Total...................... (Yen) 44,531    (Yen) (76,609) (Yen) (32,078) (Yen)(7,952)   (Yen) (40,029) (Yen) (47,981)
                                   ============    =============  =============  ===========    =============  =============

--------
Note--Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total "net change."

II. Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2002, 2003 and 2004.

                                                                                                      At March 31,
                                      ------------------------------------------------------------------------------
                                                           2002                                           2003
                                      ---------------------------------------------- -------------------------------
                                                                           Net
                                         Amortized      Estimated       unrealized      Amortized      Estimated
                                           cost        market value       gains           cost        market value
                                      --------------- --------------- -------------- --------------- ---------------
                                                                                                     (in millions)
Securities available
 for sale:
 Domestic:
   Japanese national government and
    Japanese government agency
    bonds............................ (Yen) 9,887,613 (Yen) 9,951,250 (Yen)   63,637 (Yen)10,912,961 (Yen)11,023,887
   Corporate bonds...................       1,341,079       1,353,028         11,949       1,179,487       1,185,335
   Marketable equity securities......       3,695,451       5,279,562      1,584,111       2,718,804       3,428,344
   Other securities..................         844,695         854,358          9,663         824,975         834,750
                                      --------------- --------------- -------------- --------------- ---------------
    Total domestic...................      15,768,838      17,438,198      1,669,360      15,636,227      16,472,316
                                      --------------- --------------- -------------- --------------- ---------------
 Foreign:
   U.S. Treasury and other U.S.
    government agencies bonds........       1,004,277       1,031,942         27,665       2,524,559       2,559,314
   Other governments and official
    institutions bonds...............       1,706,593       1,790,712         84,119       2,705,042       2,853,815
   Mortgage-backed securities........       1,444,359       1,523,026         78,667       1,195,741       1,211,111
   Other securities..................       1,432,354       1,498,938         66,584       1,222,506       1,267,510
                                      --------------- --------------- -------------- --------------- ---------------
    Total foreign....................       5,587,583       5,844,618        257,035       7,647,848       7,891,750
                                      --------------- --------------- -------------- --------------- ---------------
     Total........................... (Yen)21,356,421 (Yen)23,282,816 (Yen)1,926,395 (Yen)23,284,075 (Yen)24,364,066
                                      =============== =============== ============== =============== ===============
Securities being held to maturity
 Domestic:
   Japanese national government and
    Japanese government agency
    bonds............................ (Yen)    89,945 (Yen)    94,266 (Yen)    4,321 (Yen)    70,208 (Yen)    74,095
   Other securities..................         107,544         112,296          4,752          95,904         101,833
                                      --------------- --------------- -------------- --------------- ---------------
    Total domestic...................         197,489         206,562          9,073         166,112         175,928
                                      --------------- --------------- -------------- --------------- ---------------
 Foreign:
   U.S. Treasury and other U.S.
    government agencies bonds........              --              --             --              --              --
   Other governments and official
    institutions bonds...............          69,529          72,822          3,293          25,020          27,596
   Other securities..................           5,145           5,340            195              --              --
                                      --------------- --------------- -------------- --------------- ---------------
    Total foreign....................          74,674          78,162          3,488          25,020          27,596
                                      --------------- --------------- -------------- --------------- ---------------
     Total........................... (Yen)   272,163 (Yen)   284,724 (Yen)   12,561 (Yen)   191,132 (Yen)   203,524
                                      =============== =============== ============== =============== ===============

                                      --------------------------------------------------------------
                                                                          2004
                                      -------------------------------------------------------------
                                           Net                                            Net
                                        unrealized      Amortized      Estimated       unrealized
                                          gains           cost        market value       gains
                                      -------------- --------------- --------------- --------------

Securities available
 for sale:
 Domestic:
   Japanese national government and
    Japanese government agency
    bonds............................ (Yen)  110,926 (Yen)14,651,744 (Yen)14,677,458 (Yen)   25,714
   Corporate bonds...................          5,848       1,355,202       1,357,784          2,582
   Marketable equity securities......        709,540       2,186,548       3,855,522      1,668,974
   Other securities..................          9,775         581,848         584,837          2,989
                                      -------------- --------------- --------------- --------------
    Total domestic...................        836,089      18,775,342      20,475,601      1,700,259
                                      -------------- --------------- --------------- --------------
 Foreign:
   U.S. Treasury and other U.S.
    government agencies bonds........         34,755       2,853,379       2,855,529          2,150
   Other governments and official
    institutions bonds...............        148,773       1,635,547       1,668,420         32,873
   Mortgage-backed securities........         15,370       1,127,467       1,153,570         26,103
   Other securities..................         45,004       1,440,665       1,501,190         60,525
                                      -------------- --------------- --------------- --------------
    Total foreign....................        243,902       7,057,058       7,178,709        121,651
                                      -------------- --------------- --------------- --------------
     Total........................... (Yen)1,079,991 (Yen)25,832,400 (Yen)27,654,310 (Yen)1,821,910
                                      ============== =============== =============== ==============
Securities being held to maturity
 Domestic:
   Japanese national government and
    Japanese government agency
    bonds............................ (Yen)    3,887 (Yen) 1,050,931 (Yen) 1,053,611 (Yen)    2,680
   Other securities..................          5,929         109,881         113,227          3,346
                                      -------------- --------------- --------------- --------------
    Total domestic...................          9,816       1,160,812       1,166,838          6,026
                                      -------------- --------------- --------------- --------------
 Foreign:
   U.S. Treasury and other U.S.
    government agencies bonds........             --           5,584           5,584             --
   Other governments and official
    institutions bonds...............          2,576          32,577          33,551            974
   Other securities..................             --          51,786          51,928            142
                                      -------------- --------------- --------------- --------------
    Total foreign....................          2,576          89,947          91,063          1,116
                                      -------------- --------------- --------------- --------------
     Total........................... (Yen)   12,392 (Yen) 1,250,759 (Yen) 1,257,901 (Yen)    7,142
                                      ============== =============== =============== ==============

Nonmarketable equity securities, presented in Other investment securities in the consolidated financial statements, were carried at costs of (Yen)129,498 million, (Yen)145,431 million and (Yen)200,557 million, at March 31, 2002, 2003 and 2004, respectively. The corresponding estimated fair values at those dates were not readily determinable.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2004. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

                                                            Maturities after      Maturities after
                                   Maturities within          one year but         five years but      Maturities after
                                       one year             within five years     within ten years        ten years
                               ------------------------   --------------------  -------------------  -------------------
                                     Amount         Yield     Amount      Yield     Amount     Yield     Amount     Yield
                               -------------------  ----- --------------- ----- -------------- ----- -------------- -----
                                                                      (in millions, except percentages)
Securities available for sale:
  Domestic:
   Japanese national
    government and
    Japanese government
    agency bonds.............. (Yen)     7,889,064  0.06% (Yen) 4,809,907 0.74% (Yen)  847,996 1.47% (Yen)1,130,491 0.85%
   Corporate bonds............             227,361  1.69        1,013,050 0.98         109,254 0.88           8,119 0.85
   Other securities...........             328,976  1.24          147,496 2.41          59,791 1.32          48,574 0.73
                               -------------------  ----  --------------- ----  -------------- ----  -------------- ----
    Total domestic............           8,445,401  0.15        5,970,453 0.83       1,017,041 1.40       1,187,184 0.85
                               -------------------  ----  --------------- ----  -------------- ----  -------------- ----
  Foreign:
   U.S. Treasury and other
    U.S. government
    agencies bonds............             433,195  3.46        2,272,734 2.51         109,385 4.12          40,215 4.02
   Other governments and
    official institutions
    bonds.....................             277,289  2.00        1,250,698 3.25         130,831 4.30           9,602 5.31
   Mortgage-backed
    securities................              44,957  2.50            2,695 6.57         111,589 3.88         994,329 3.63
   Other securities...........             155,397  2.64          818,412 2.67         179,025 3.96          96,694 3.63
                               -------------------  ----  --------------- ----  -------------- ----  -------------- ----
    Total foreign.............             910,838  2.83        4,344,539 2.75         530,830 4.06       1,140,840 3.66
                               -------------------  ----  --------------- ----  -------------- ----  -------------- ----
      Total...................      (Yen)9,356,239  0.40% (Yen)10,314,992 1.63% (Yen)1,547,871 2.29% (Yen)2,328,024 2.21%
                               ===================  ====  =============== ====  ============== ====  ============== ====
Securities being held to
 maturity:
  Domestic:
   Japanese national
    government and
    Japanese government
    agency bonds.............. (Yen)        13,353  2.22% (Yen) 1,026,733 0.48% (Yen)   10,845 1.90% (Yen)       --   --
   Other securities...........              14,080  2.07           40,925 1.86          53,879 1.55             997 1.50
                               -------------------  ----  --------------- ----  -------------- ----  -------------- ----
    Total domestic............              27,433  2.14        1,067,658 0.53          64,724 1.61             997 1.50
                               -------------------  ----  --------------- ----  -------------- ----  -------------- ----
  Foreign:
   U.S. Treasury and other
    U.S. government
    agencies bonds............                  --    --            1,168 7.96              --   --           4,416 7.90
   Other governments and
    official institutions
    bonds.....................              24,409  6.56            8,168 4.85              --   --              --   --
   Other securities...........               2,263  2.30           43,672 2.37           5,851 1.04              --   --
                               -------------------  ----  --------------- ----  -------------- ----  -------------- ----
    Total foreign.............              26,672  6.20           53,008 2.88           5,851 1.04           4,416 7.90
                               -------------------  ----  --------------- ----  -------------- ----  -------------- ----
      Total................... (Yen)        54,105  4.14% (Yen) 1,120,666 0.64% (Yen)   70,575 1.56% (Yen)    5,413 6.72%
                               ===================  ====  =============== ====  ============== ====  ============== ====


                                       Total
                               --------------------
                                   Amount      Yield
                               --------------- -----

Securities available for sale:
  Domestic:
   Japanese national
    government and
    Japanese government
    agency bonds.............. (Yen)14,677,458 0.42%
   Corporate bonds............       1,357,784 1.09
   Other securities...........         584,837 1.50
                               --------------- ----
    Total domestic............      16,620,079 0.52
                               --------------- ----
  Foreign:
   U.S. Treasury and other
    U.S. government
    agencies bonds............       2,855,529 2.73
   Other governments and
    official institutions
    bonds.....................       1,668,420 3.13
   Mortgage-backed
    securities................       1,153,570 3.62
   Other securities...........       1,249,528 2.92
                               --------------- ----
    Total foreign.............       6,927,047 3.01
                               --------------- ----
      Total................... (Yen)23,547,126 1.24%
                               =============== ====
Securities being held to
 maturity:
  Domestic:
   Japanese national
    government and
    Japanese government
    agency bonds.............. (Yen) 1,050,931 0.51%
   Other securities...........         109,881 1.73
                               --------------- ----
    Total domestic............       1,160,812 0.63
                               --------------- ----
  Foreign:
   U.S. Treasury and other
    U.S. government
    agencies bonds............           5,584 7.92
   Other governments and
    official institutions
    bonds.....................          32,577 6.13
   Other securities...........          51,786 2.22
                               --------------- ----
    Total foreign.............          89,947 3.99
                               --------------- ----
      Total................... (Yen) 1,250,759 0.87%
                               =============== ====

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, the following table sets forth the securities of individual issuers held in our investment securities portfolio which exceeded 10% of our consolidated shareholders' equity at March 31, 2004.

                                                                             Amortized
                                                                               cost       Fair value
                                                                            ------------ ------------
                                                                                  (in millions)
Germany government bonds................................................... (Yen)728,561 (Yen)752,006
Mortgage-backed securities issued by Federal National Mortgage Association.      559,474      557,761
Mortgage-backed securities issued by Federal Home Loan Mortgage Corporation      544,111      542,793

III.  Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2004. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

                                                                                      At March 31,
                        ----------------------------------------------------------------------------------------------
                             2000            2001               2002                           2003
                        --------------- --------------- ---------------      ------------------------------------
                             Old             Old                Old                  Old                  New
                        classification  classification     classification       classification       classification
                        --------------- --------------- ---------------      ---------------      ---------------
                                                                           (in millions)
Domestic:
   Manufacturing....... (Yen) 6,877,734 (Yen) 6,451,672 (Yen) 6,394,459      (Yen) 6,119,502      (Yen) 6,034,347
   Construction........       1,816,338       1,726,278       1,535,191            1,277,407            1,277,407
   Real estate.........       5,045,318       5,272,787       4,923,688            4,297,718            4,298,146
   Services............       5,010,678       4,763,938       4,549,692            5,062,035            4,953,830
   Wholesale and
    retail.............       6,926,200       6,592,660       5,983,958            5,634,752            5,458,337
   Banks and other
    financial
    institutions/(1)/..       3,947,735       4,069,828       4,271,182            3,598,028            3,598,028
   Communication
    and information
    services...........              --              --              --                   --            1,516,020
   Other industries....       3,837,809       2,797,419       3,850,153            5,004,704            3,858,031
   Consumer............       7,141,689       6,934,440       7,049,095            7,425,702            7,425,702
                        --------------- --------------- ---------------      ---------------      ---------------
      Total
       domestic........      40,603,501      38,609,022      38,557,418           38,419,848           38,419,848
                        --------------- --------------- ---------------      ---------------      ---------------
Foreign:
   Governments and
    official
    institutions.......         244,172         315,321         326,086              235,093              235,093
   Banks and other
    financial
    institutions/(1)/..         692,322         783,501         680,449              928,059              928,059
   Commercial and
    industrial.........       7,652,750       8,820,141       9,708,102            8,413,452            8,413,452
   Other...............         887,507       1,173,223       1,000,044              510,179              510,179
                        --------------- --------------- ---------------      ---------------      ---------------
      Total
       foreign.........       9,476,751      11,092,186      11,714,681           10,086,783           10,086,783
                        --------------- --------------- ---------------      ---------------      ---------------
         Total.........      50,080,252      49,701,208      50,272,099           48,506,631           48,506,631
Less unearned income
 and deferred loan
 fees--net.............          30,868          30,305          42,374               41,062               41,062
                        --------------- --------------- ---------------      ---------------      ---------------
         Total......... (Yen)50,049,384 (Yen)49,670,903 (Yen)50,229,725/(2)/ (Yen)48,465,569/(2)/ (Yen)48,465,569/(2)/
                        =============== =============== ===============      ===============      ===============

                        -------------------------------------
                                          2004
                        ------------------------------------
                                Old                  New
                           classification       classification
                        ---------------      ---------------

Domestic:
   Manufacturing....... (Yen) 6,073,182      (Yen) 6,000,095
   Construction........       1,010,439            1,010,439
   Real estate.........       4,584,882            4,585,299
   Services............       4,630,528            4,344,833
   Wholesale and
    retail.............       5,149,173            4,998,952
   Banks and other
    financial
    institutions/(1)/..       3,834,178            3,834,178
   Communication
    and information
    services...........              --              874,564
   Other industries....       6,535,434            6,169,456
   Consumer............       7,951,205            7,951,205/(3)/
                        ---------------      ---------------
      Total
       domestic........      39,769,021           39,769,021
                        ---------------      ---------------
Foreign:
   Governments and
    official
    institutions.......         183,117              183,117
   Banks and other
    financial
    institutions/(1)/..       1,043,904            1,043,904
   Commercial and
    industrial.........       7,239,896            7,239,896
   Other...............         318,543              318,543
                        ---------------      ---------------
      Total
       foreign.........       8,785,460            8,785,460
                        ---------------      ---------------
         Total.........      48,554,481           48,554,481
Less unearned income
 and deferred loan
 fees--net.............          28,625               28,625
                        ---------------      ---------------
         Total......... (Yen)48,525,856/(2)/ (Yen)48,525,856/(2)/
                        ===============      ===============

--------
Notes:
(1) Loans to the so-called non-bank finance companies are generally included in the "Banks and other financial institutions" category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2) The above table includes loans held for sale of (Yen)3,178 million,
    (Yen)3,965 million and (Yen)12,893 million at March 31, 2002, 2003 and 2004, respectively.
(3) Domestic loans within the "consumer" category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and we are now able to present a precise breakdown of the balance of such consumer loans at March 31, 2004 by the type of proprietor business. This breakdown is presented below in accordance with our new classification:

                                                                  Banks and   Communication
                                                                    other          and                      Total
                               Real                  Wholesale    financial    information    Other      included in
Manufacturing Construction    estate      Services   and retail  institutions   services    industries    Consumer
------------- ------------ ------------ ------------ ----------- ------------ ------------- ----------- --------------
                                                    (in millions)
 (Yen)28,229  (Yen)19,283  (Yen)738,377 (Yen)230,730 (Yen)52,253  (Yen)1,200   (Yen)4,121   (Yen)10,620 (Yen)1,084,813

   Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2004:

Old Classification

                                                                          Maturity
                                             ------------------------------------------------------------------
                                             One year or less One to five years Over five years      Total
                                             ---------------- ----------------- --------------- ---------------
                                                                       (in millions)
Domestic:
   Manufacturing............................ (Yen) 4,056,239   (Yen) 1,816,167  (Yen)   200,776 (Yen) 6,073,182
   Construction.............................         711,640           237,073           61,726       1,010,439
   Real estate..............................       1,560,232         1,600,730        1,423,920       4,584,882
   Services.................................       2,617,043         1,480,844          532,641       4,630,528
   Wholesale and retail.....................       3,418,176         1,538,584          192,413       5,149,173
   Banks and other financial institutions...       2,409,860           864,335          559,983       3,834,178
   Other industries.........................       4,733,981         1,301,092          500,361       6,535,434
   Consumer:
       Installment loans to individuals.....          94,819         1,623,938        5,554,380       7,273,137
       Other................................         553,090            49,148           75,830         678,068
                                             ---------------   ---------------  --------------- ---------------
          Total domestic....................      20,155,080        10,511,911        9,102,030      39,769,021
Foreign.....................................       4,510,332         2,502,149        1,772,979       8,785,460
                                             ---------------   ---------------  --------------- ---------------
          Total............................. (Yen)24,665,412   (Yen)13,014,060  (Yen)10,875,009 (Yen)48,554,481
                                             ===============   ===============  =============== ===============

New Classification

                                                                          Maturity
                                             ------------------------------------------------------------------
                                             One year or less One to five years Over five years      Total
                                             ---------------- ----------------- --------------- ---------------
                                                                       (in millions)
Domestic:
   Manufacturing............................ (Yen) 4,005,442   (Yen) 1,803,598  (Yen)   191,055 (Yen) 6,000,095
   Construction.............................         711,640           237,073           61,726       1,010,439
   Real estate..............................       1,560,613         1,600,766        1,423,920       4,585,299
   Services.................................       2,411,446         1,412,402          520,985       4,344,833
   Wholesale and retail.....................       3,341,428         1,483,058          174,466       4,998,952
   Banks and other financial institutions...       2,409,860           864,335          559,983       3,834,178
   Communication and information services...         532,932           280,691           60,941         874,564
   Other industries.........................       4,533,810         1,156,902          478,744       6,169,456
   Consumer:
       Installment loans to individuals.....          94,819         1,623,938        5,554,380       7,273,137
       Other................................         553,090            49,148           75,830         678,068
                                             ---------------   ---------------  --------------- ---------------
          Total domestic....................      20,155,080        10,511,911        9,102,030      39,769,021
Foreign.....................................       4,510,332         2,502,149        1,772,979       8,785,460
                                             ---------------   ---------------  --------------- ---------------
          Total............................. (Yen)24,665,412   (Yen)13,014,060  (Yen)10,875,009 (Yen)48,554,481
                                             ===============   ===============  =============== ===============

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2004 are shown below.

                                  Domestic        Foreign          Total
                               --------------- -------------- ---------------
                                               (in millions)
   Predetermined rate......... (Yen) 8,328,003 (Yen)1,625,910 (Yen) 9,953,913
   Floating or adjustable rate      11,285,938      2,649,218      13,935,156
                               --------------- -------------- ---------------
      Total................... (Yen)19,613,941 (Yen)4,275,128 (Yen)23,889,069
                               =============== ============== ===============

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2004, based on the domicile and type of industry of the borrowers:

                                                                                   At March 31,
                                   -----------------------------------------------------------------------------------------
                                        2000           2001           2002                  2003
                                   -------------- -------------- -------------- ----------------------------- --------------
                                        Old            Old            Old            Old            New            Old
                                   classification classification classification classification classification classification
                                   -------------- -------------- -------------- -------------- -------------- --------------
                                                                                   (in millions)
Nonaccrual loans:
   Domestic:
     Manufacturing................ (Yen)  112,245 (Yen)  118,935 (Yen)  142,572 (Yen)  112,152 (Yen)  111,107 (Yen)  175,904
     Construction.................        226,170        202,506        213,491        149,918        149,918         59,031
     Real estate..................        829,616        939,267        841,414        266,408        266,408        154,776
     Services.....................        290,286        247,697        214,877         85,602         87,492         68,085
     Wholesale and retail.........        389,262        229,965        251,061        238,986        224,468        118,058
     Banks and other financial
      institutions................        140,928        125,649         58,568         17,794         17,794         21,367
     Communication and
      information services........             --             --             --             --         14,081             --
     Other industries.............         23,921         39,963         39,687         54,330         53,922         40,022
     Consumer.....................         56,206        163,076        166,333        150,989        150,989        141,844
                                   -------------- -------------- -------------- -------------- -------------- --------------
       Total domestic.............      2,068,634      2,067,058      1,928,003      1,076,179      1,076,179        779,087
                                   -------------- -------------- -------------- -------------- -------------- --------------
   Foreign:
     Governments and official
      institutions................          1,032          2,336          3,341          1,747          1,747            877
     Banks and other financial
      institutions................         14,458          8,403          9,119          8,387          8,387         87,162
     Commercial and industrial....        167,271        180,760        226,054        271,090        271,090        153,477
     Other........................         26,604         32,345          7,059         56,156         56,156         62,521
                                   -------------- -------------- -------------- -------------- -------------- --------------
       Total foreign..............        209,365        223,844        245,573        337,380        337,380        304,037
                                   -------------- -------------- -------------- -------------- -------------- --------------
       Total......................      2,277,999      2,290,902      2,173,576      1,413,559      1,413,559      1,083,124
                                   ============== ============== ============== ============== ============== ==============
Restructured loans:
   Domestic.......................        449,673      1,855,616      1,859,176      1,212,832      1,212,832        577,348
   Foreign........................         53,206         98,879        109,190        106,236        106,236         55,015
                                   -------------- -------------- -------------- -------------- -------------- --------------
       Total......................        502,879      1,954,495      1,968,366      1,319,068      1,319,068        632,363
                                   ============== ============== ============== ============== ============== ==============
Accruing loans contractually
  past due 90 days or more:
   Domestic.......................         62,286         24,005         20,276         17,533         17,533         14,696
   Foreign........................          1,751          3,392          2,764          2,866          2,866            900
                                   -------------- -------------- -------------- -------------- -------------- --------------
       Total......................         64,037         27,397         23,040         20,399         20,399         15,596
                                   ============== ============== ============== ============== ============== ==============
       Total...................... (Yen)2,844,915 (Yen)4,272,794 (Yen)4,164,982 (Yen)2,753,026 (Yen)2,753,026 (Yen)1,731,083
                                   ============== ============== ============== ============== ============== ==============

                                   ---------------
                                    2004
                                   ---------------
                                          New
                                     classification
                                   --------------

Nonaccrual loans:
   Domestic:
     Manufacturing................ (Yen)  175,691
     Construction.................         59,031
     Real estate..................        154,776
     Services.....................         72,951
     Wholesale and retail.........        108,516
     Banks and other financial
      institutions................         21,367
     Communication and
      information services........          5,128
     Other industries.............         39,783
     Consumer.....................        141,844/(2)/
                                   --------------
       Total domestic.............        779,087
                                   --------------
   Foreign:
     Governments and official
      institutions................            877
     Banks and other financial
      institutions................         87,162
     Commercial and industrial....        153,477
     Other........................         62,521
                                   --------------
       Total foreign..............        304,037
                                   --------------
       Total......................      1,083,124
                                   ==============
Restructured loans:
   Domestic.......................        577,348
   Foreign........................         55,015
                                   --------------
       Total......................        632,363
                                   ==============
Accruing loans contractually
  past due 90 days or more:
   Domestic.......................         14,696
   Foreign........................            900
                                   --------------
       Total......................         15,596
                                   ==============
       Total...................... (Yen)1,731,083
                                   ==============

--------
Notes:
(1) The above table does not include real estate acquired in full or partial satisfaction of debt and certain assets under the management of the Cooperative Credit Purchasing Company which are recorded at estimated fair value less estimated cost to sell.
(2) Domestic nonaccrual loans within the "consumer" category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and we are now able to present a precise breakdown of the balance of such consumer loans at March 31, 2004 by the type of proprietor business. This breakdown is presented below in accordance with our new classification:

                                                               Banks and   Communication              Total
                                                                 other          and                  included
                              Real                 Wholesale   financial    information    Other        in
Manufacturing Construction   estate     Services   and retail institutions   services    industries  Consumer
------------- ------------ ----------- ----------- ---------- ------------ ------------- ---------- -----------
                                                 (in millions)
 (Yen)1,566     (Yen)877   (Yen)52,271 (Yen)14,203 (Yen)5,765   (Yen)21      (Yen)264        --     (Yen)74,967

   Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2004 was approximately (Yen)29.5 billion, of which (Yen)22.9 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2004 was approximately (Yen)15.7 billion, of which (Yen)9.7 billion was included in the results of operations for the fiscal year.

Foreign Loans Outstanding

Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

At March 31, 2002 and 2004, we had no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets. The following table sets forth our cross-border outstandings for the country in which the total was between 0.75% and 1% of consolidated total assets at March 31, 2003.

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

Exposure to East Asia

We maintain a substantial network of branches and subsidiaries in East Asia and the region has been an important market for our financial services. Certain economies in this region are growing at a rapid pace, while the economy is not always stable and exposed to country risk to a greater extent than developed countries. In response to on-going and possible developments in the regional economy, we regularly reassess the country risk of each country in the region, to adjust exposure levels, and to review and revise country credit policies.

The following table represents our cross-border outstandings and unused commitments at March 31, 2003 and 2004, to certain East Asian countries:

                                               At March 31,
                             -------------------------------------------------
                                       2003                     2004
                             ------------------------ ------------------------
                             Cross-border   Unused    Cross-border   Unused
                             outstanding  commitments outstanding  commitments
                             ------------ ----------- ------------ -----------
                                               (in billions)
  South Korea...............  (Yen)289.2   (Yen) 1.3   (Yen)226.1   (Yen)0.5
  Indonesia.................        33.9        34.0         28.4        0.2
  Thailand..................       167.4         8.8        164.1        4.4
  Malaysia..................       116.2         2.2        106.3        1.0
  Philippines...............        61.3         3.6         53.5         --
  Hong Kong.................       224.7         0.6        333.4         --
  People's Republic of China       145.0         8.8        213.6        0.7
  Singapore.................       278.0        17.8        226.5        2.7

Exposure to Latin America

Similar to economies in East Asia, growth of economy is expected while unstability is observed in Latin American region. The following is a summary of cross-border outstandings to counterparties in major Latin American countries at March 31, 2003 and 2004:

                                       At March 31,
                                   --------------------
                                      2003      2004
                                   ---------- ---------
                                      (in billions)
                         Brazil... (Yen)120.0 (Yen)82.5
                         Mexico...       76.3      46.3
                         Argentina       34.1      18.2

Loan Concentrations

At March 31, 2004, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

Credit Risk Management

We have a credit rating system, under which borrowers and transactions are graded on a worldwide basis. We calculate probability of default by statistical means and manage our credit portfolio based on this credit rating system. For a detailed description of this system and other elements of our risk management structure, see "Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk--Credit Risk Management."

IV.   Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers' business for each of the five fiscal years ended March 31, 2004:

                                                                               Fiscal years ended March 31,
                                    -------------------------------------------------------------------------------
                                         2000            2001            2002                    2003
                                    --------------  --------------  --------------  ------------------------------
                                         Old             Old             Old             Old             New
                                    classification  classification  classification  classification  classification
                                    --------------  --------------  --------------  --------------  --------------
                                                                             (in millions, except percentages)
Allowance for credit losses at
 beginning of fiscal year.......... (Yen)1,813,680  (Yen)1,486,212  (Yen)1,716,984  (Yen)1,735,180  (Yen)1,735,180
                                    --------------  --------------  --------------  --------------  --------------
Provision (credit) for credit
 losses............................        355,724         783,855         598,412         437,972         437,972
                                    --------------  --------------  --------------  --------------  --------------
Charge-offs:
   Domestic:
    Manufacturing..................         25,537          31,386          55,916          75,430          75,278
    Construction...................         77,878          82,078          35,365          60,837          60,837
    Real estate....................         98,201         154,887         150,684         332,264         332,414
    Services.......................         53,877          72,673          51,803          82,478          87,573
    Wholesale and retail...........        191,839         152,723          96,745         117,138         109,257
    Banks and other financial
     institutions..................         67,782          22,453          64,615          20,817          20,817
    Communication and
     information services..........             --              --              --              --           5,002
    Other industries...............         47,209           6,069          11,500          25,304          23,090
    Consumer.......................         39,827          34,291          46,550          39,594          39,594
                                    --------------  --------------  --------------  --------------  --------------
      Total domestic...............        602,150         556,560         513,178         753,862         753,862
      Total foreign................        121,882          87,879         156,203         139,776         139,776
                                    --------------  --------------  --------------  --------------  --------------
      Total........................        724,032         644,439         669,381         893,638         893,638
                                    --------------  --------------  --------------  --------------  --------------
Recoveries:
   Domestic........................         25,244          26,666          42,112          57,790          57,790
   Foreign.........................         19,052          19,411          23,865          21,037          21,037
                                    --------------  --------------  --------------  --------------  --------------
      Total........................         44,296          46,077          65,977          78,827          78,827
                                    --------------  --------------  --------------  --------------  --------------
Net charge-offs....................        679,736         598,362         603,404         814,811         814,811
                                    --------------  --------------  --------------  --------------  --------------
Others/(1)/........................         (3,456)         45,279          23,188           1,795           1,795
                                    --------------  --------------  --------------  --------------  --------------
Allowance for credit losses at end
 of fiscal year.................... (Yen)1,486,212  (Yen)1,716,984  (Yen)1,735,180  (Yen)1,360,136  (Yen)1,360,136
                                    ==============  ==============  ==============  ==============  ==============
Allowance for credit losses
 applicable to foreign activities:
  Balance at beginning of
   fiscal year..................... (Yen)  295,131  (Yen)  190,571  (Yen)  243,716  (Yen)  244,650  (Yen)  244,650
                                    ==============  ==============  ==============  ==============  ==============
  Balance at end of fiscal year.... (Yen)  190,571  (Yen)  243,716  (Yen)  244,650  (Yen)  263,929  (Yen)  263,929
                                    ==============  ==============  ==============  ==============  ==============
  Provision (credit) for credit
   losses.......................... (Yen)   25,661  (Yen)  105,664  (Yen)  127,348  (Yen)  151,783  (Yen)  151,783
                                    ==============  ==============  ==============  ==============  ==============
Ratio of net charge-offs during the
 fiscal year to average loans
 outstanding during the
 fiscal year.......................           1.30%           1.21%           1.23%           1.64%           1.64%

                                    -------------------------------
                                                   2004
                                    ------------------------------
                                         Old               New
                                    classification    classification
                                    --------------  --------------

Allowance for credit losses at
 beginning of fiscal year.......... (Yen)1,360,136  (Yen)1,360,136
                                    --------------  --------------
Provision (credit) for credit
 losses............................       (114,109)       (114,109)
                                    --------------  --------------
Charge-offs:
   Domestic:
    Manufacturing..................         18,726          18,644
    Construction...................         35,612          35,612
    Real estate....................        119,005         119,005
    Services.......................         17,019          17,647
    Wholesale and retail...........         47,010          44,282
    Banks and other financial
     institutions..................          1,516           1,516
    Communication and
     information services..........             --           2,256
    Other industries...............          6,114           6,040
    Consumer.......................         49,162          49,162/(2)/
                                    --------------  --------------
      Total domestic...............        294,164         294,164
      Total foreign................         83,930          83,930
                                    --------------  --------------
      Total........................        378,094         378,094
                                    --------------  --------------
Recoveries:
   Domestic........................         17,299          17,299
   Foreign.........................         23,671          23,671
                                    --------------  --------------
      Total........................         40,970          40,970
                                    --------------  --------------
Net charge-offs....................        337,124         337,124
                                    --------------  --------------
Others/(1)/........................        (20,776)        (20,776)
                                    --------------  --------------
Allowance for credit losses at end
 of fiscal year.................... (Yen)  888,127  (Yen)  888,127
                                    ==============  ==============
Allowance for credit losses
 applicable to foreign activities:
  Balance at beginning of
   fiscal year..................... (Yen)  263,929  (Yen)  263,929
                                    ==============  ==============
  Balance at end of fiscal year.... (Yen)  245,842  (Yen)  245,842
                                    ==============  ==============
  Provision (credit) for credit
   losses.......................... (Yen)   55,796  (Yen)   55,796
                                    ==============  ==============
Ratio of net charge-offs during the
 fiscal year to average loans
 outstanding during the
 fiscal year.......................           0.69%           0.69%

--------
Notes:
(1) Others primarily include foreign exchange translation and discontinued operations adjustments.
(2) Charge-offs of domestic loans within the "consumer" category in the above table include charge-offs of loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and we are now able to present a precise breakdown of charge-offs of such consumer loans for the fiscal year ended March 31, 2004 by the type of proprietor business. This breakdown is presented below in accordance with our new classification:

                                                             Banks and   Communication
                                                               other          and                    Total
                              Real               Wholesale   financial    information    Other    included in
Manufacturing Construction   estate    Services  and retail institutions   services    industries  Consumer
------------- ------------ ---------- ---------- ---------- ------------ ------------- ---------- -----------
                                                (in millions)
   (Yen)39         --      (Yen)9,481 (Yen)2,270  (Yen)486       --           --        (Yen)108  (Yen)12,384

   Since the system upgrade during effective for the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal years.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2004:


                           --------------------------------------------------
                                     2000                     2001
                           -----------------------  ------------------------
                                     Old                       Old
                                classification           classification
                           -----------------------  ------------------------
                                             % of                      % of
                                           loans in                  loans in
                                             each                      each
                                           category                  category
                                           to total                  to total
                               Amount       loans        Amount       loans
                           --------------  -------- ---------------  --------

Domestic:
 Manufacturing............ (Yen)   98,296    13.73%  (Yen)  159,387    12.98%
 Construction.............        124,352     3.63          133,752     3.47
 Real estate..............        429,928    10.07          505,479    10.61
 Services.................        178,237    10.01          172,568     9.59
 Wholesale and retail.....        221,466    13.83          203,814    13.26
 Banks and other
  financial
  institutions............         64,934     7.88           86,470     8.19
 Communication and
  information
  services................             --       --               --       --
 Other industries.........         57,684     7.67           47,607     5.63
 Consumer.................        104,139    14.26          106,031    13.95
Foreign:
 Governments and official
  institutions............         14,769     0.49           18,571     0.63
 Banks and other
  financial
  institutions............          9,328     1.38           11,322     1.58
 Commercial and
  industrial..............        144,028    15.28          192,484    17.75
 Other....................         22,446     1.77           21,339     2.36
Unallocated...............         16,605       --           58,160       --
                           --------------   ------  ---------------   ------
  Total................... (Yen)1,486,212   100.00%  (Yen)1,716,984   100.00%
                           ==============   ======  ===============   ======
Allowance as a percentage
 of loans.................           2.97%                     3.46%
Allowance as a percentage
 of nonaccrual and
 restructured loans and
 accruing loans
 contractually past due 90
 days or more.............          52.24%                    40.18%

                                                           At March 31,
                           ----------------------------------------------------------------------------
                                     2002                                   2003
                           ------------------------  --------------------------------------------------
                                      Old                       Old                       New
                                classification            classification            classification
                           ------------------------  ------------------------  ------------------------
                                              % of                      % of                      % of
                                            loans in                  loans in                  loans in
                                              each                      each                      each
                                            category                  category                  category
                                            to total                  to total                  to total
                                Amount       loans        Amount       loans        Amount       loans
                           ---------------  -------- ---------------  -------- ---------------  --------
                                (in millions, except percentages)
Domestic:
 Manufacturing............  (Yen)  162,828    12.72%  (Yen)  143,262    12.62%  (Yen)  141,549    12.44%
 Construction.............         168,595     3.05          139,662     2.63          139,662     2.63
 Real estate..............         541,093     9.79          231,686     8.86          231,686     8.86
 Services.................         175,281     9.05          124,182    10.44          129,678    10.21
 Wholesale and retail.....         216,510    11.90          209,594    11.62          198,053    11.25
 Banks and other
  financial
  institutions............          59,971     8.50           51,204     7.42           51,204     7.42
 Communication and
  information
  services................              --       --               --       --           19,385     3.13
 Other industries.........          48,466     7.67           74,060    10.32           62,433     7.97
 Consumer.................          95,156    14.02           99,247    15.31           99,247    15.31
Foreign:
 Governments and official
  institutions............          33,304     0.65            2,298     0.48            2,298     0.48
 Banks and other
  financial
  institutions............           6,847     1.35            6,366     1.91            6,366     1.91
 Commercial and
  industrial..............         189,332    19.31          216,058    17.34          216,058    17.34
 Other....................          15,167     1.99           39,207     1.05           39,207     1.05
Unallocated...............          22,630       --           23,310       --           23,310       --
                           ---------------   ------  ---------------   ------  ---------------   ------
  Total...................  (Yen)1,735,180   100.00%  (Yen)1,360,136   100.00%  (Yen)1,360,136   100.00%
                           ===============   ======  ===============   ======  ===============   ======
Allowance as a percentage
 of loans.................            3.45%                     2.81%                     2.81%
Allowance as a percentage
 of nonaccrual and
 restructured loans and
 accruing loans
 contractually past due 90
 days or more.............           41.66%                    49.41%                    49.41%

                           -----------------------------------------------
                                                2004
                           ----------------------------------------------
                                     Old                     New
                               classification          classification
                           ----------------------  ----------------------
                                            % of                    % of
                                          loans in                loans in
                                            each                    each
                                          category                category
                                          to total                to total
                               Amount      loans       Amount      loans
                           -------------  -------- -------------  --------

Domestic:
 Manufacturing............  (Yen)124,735    12.51%  (Yen)124,262    12.36%
 Construction.............        31,908     2.08         31,908     2.08
 Real estate..............       111,628     9.44        111,629     9.44
 Services.................        77,589     9.54         82,236     8.95
 Wholesale and retail.....       112,178    10.60        103,577    10.30
 Banks and other
  financial
  institutions............        33,944     7.90         33,944     7.90
 Communication and
  information
  services................            --       --          6,395     1.80
 Other industries.........        46,543    13.45         44,574    12.69
 Consumer.................        85,232    16.38         85,232*   16.38
Foreign:
 Governments and official
  institutions............         1,428     0.38          1,428     0.38
 Banks and other
  financial
  institutions............        60,064     2.15         60,064     2.15
 Commercial and
  industrial..............       148,894    14.91        148,894    14.91
 Other....................        35,456     0.66         35,456     0.66
Unallocated...............        18,528       --         18,528       --
                           -------------   ------  -------------   ------
  Total...................  (Yen)888,127   100.00%  (Yen)888,127   100.00%
                           =============   ======  =============   ======
Allowance as a percentage
 of loans.................          1.83%                   1.83%
Allowance as a percentage
 of nonaccrual and
 restructured loans and
 accruing loans
 contractually past due 90
 days or more.............         51.30%                  51.30%

--------
 * The credit loss allowance for domestic loans within the "consumer" category in the above table include the credit loss allowance for loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and we are now able to present a precise breakdown of the balance of the credit loss allowance for such consumer loans at March 31, 2004 by the type of proprietor business. This breakdown is presented below in accordance with our new classification:

                                                             Banks and   Communication
                                                               other          and                    Total
                              Real               Wholesale   financial    information    Other    included in
Manufacturing Construction   estate    Services  and retail institutions   services    industries  Consumer
------------- ------------ ---------- ---------- ---------- ------------ ------------- ---------- -----------
                                                (in millions)
  (Yen)292      (Yen)196   (Yen)7,671 (Yen)2,371  (Yen)554    (Yen)13       (Yen)42     (Yen)104  (Yen)11,243

   Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

While the allowance for credit losses contains amounts allocated to components of specifically identified loans as well as a group on portfolio of loans, the allowance for credit losses is available for credit losses in the entire loan portfolio and the allocations shown above are not intended to be restricted to the specific loan category. Accordingly, as the evaluation of credit risks changes, allocations of the allowance will be changed to reflect current conditions and various other factors.

V. Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                             Fiscal years ended March 31,
                                        ----------------------------------------------------------------------
                                                 2002                    2003                    2004
                                        ----------------------  ----------------------  ----------------------
                                            Average     Average     Average     Average     Average     Average
                                            amount       rate       amount       rate       amount       rate
                                        --------------- ------- --------------- ------- --------------- -------
-                                                          (in millions, except percentages)
Domestic offices:
   Non-interest-bearing demand
     deposits.......................... (Yen) 2,621,296    --%  (Yen) 3,427,440    --%  (Yen) 4,557,564    --%
   Interest-bearing demand
     deposits..........................      14,385,013  0.04        21,255,898  0.02        23,616,838  0.02
   Deposits at notice..................       1,800,904  1.01         1,504,532  0.75         1,697,565  0.60
   Time deposits.......................      26,272,795  0.49        24,734,506  0.29        24,344,515  0.22
   Certificates of deposit.............       2,348,313  0.14         2,950,903  0.03         3,082,603  0.02
Foreign offices, principally from banks
  located in foreign countries:
   Non-interest-bearing demand
     deposits..........................       1,654,887    --         2,053,080    --         2,321,091    --
   Interest-bearing deposits,
     principally time deposits and
     certificates of deposit...........      10,982,859  2.99         8,964,019  1.75         8,883,246  1.25
                                        ---------------         ---------------         ---------------
       Total........................... (Yen)60,066,067         (Yen)64,890,378         (Yen)68,503,422
                                        ===============         ===============         ===============

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2002, 2003 and 2004 were
(Yen)485,399 million, (Yen)667,129 million and (Yen)945,755 million, respectively.

At March 31, 2004, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of (Yen)10 million (approximately US$96 thousand at the Federal Reserve Bank of New York's noon buying rate on March 31, 2004) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table.

                                                           Certificates
                                           Time deposits    of deposit        Total
                                          --------------- -------------- ---------------
-                                                         (in millions)
Domestic offices:
   Three months or less.................. (Yen) 6,246,584 (Yen)2,190,275 (Yen) 8,436,859
   Over three months through six months..       2,025,283        219,186       2,244,469
   Over six months through twelve months.       2,250,229        147,703       2,397,932
   Over twelve months....................       2,690,897         10,000       2,700,897
                                          --------------- -------------- ---------------
       Total............................. (Yen)13,212,993 (Yen)2,567,164 (Yen)15,780,157
                                          =============== ============== ===============
Foreign offices..........................                                (Yen) 7,080,451
                                                                         ===============

VI.  Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                                      Fiscal years ended March 31,
                                                            ------------------------------------------------
                                                                 2002             2003             2004
                                                            --------------  ---------------  ---------------
                                                                    (in millions, except percentages)
Call money, funds purchased, and payables under repurchase
  agreements and securities lending transactions:
   Average balance outstanding during the fiscal year...... (Yen)8,981,355  (Yen) 8,486,963  (Yen)10,928,476
   Maximum balance outstanding at any month-end during the
     fiscal year...........................................      9,252,127       17,520,365       12,891,989
   Balance at end of fiscal year...........................      9,243,032        9,319,870        9,397,338
   Weighted average interest rate during the fiscal year...           2.23%            1.26%            0.77%
   Weighted average interest rate on balance at end of
     fiscal year...........................................           1.09%            1.18%            0.65%
Due to trust account:
   Average balance outstanding during the fiscal year...... (Yen)2,940,975  (Yen) 1,691,359  (Yen) 1,326,313
   Maximum balance outstanding at any month-end during the
     fiscal year...........................................      3,353,489        2,188,326        1,403,734
   Balance at end of fiscal year...........................      2,282,225        1,401,618        1,380,269
   Weighted average interest rate during the fiscal year...           0.57%            0.51%            0.37%
   Weighted average interest rate on balance at end of
     fiscal year...........................................           0.51%            0.51%            0.30%
Other short-term borrowings:
   Average balance outstanding during the fiscal year...... (Yen)2,038,669  (Yen) 2,763,028  (Yen) 3,727,461
   Maximum balance outstanding at any month-end during the
     fiscal year...........................................      3,318,634        2,870,339        5,663,067
   Balance at end of fiscal year...........................      3,318,634        2,854,028        5,663,067
   Weighted average interest rate during the fiscal year...           2.24%            1.02%            0.40%
   Weighted average interest rate on balance at end of
     fiscal year...........................................           1.09%            0.48%            0.12%

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                    Page
                                                                                                    ----
Report of Independent Registered Public Accounting Firm............................................ F-2
Consolidated Balance Sheets as of March 31, 2003 and 2004.......................................... F-3
Consolidated Statements of Operations for the Fiscal Years ended March 31, 2002, 2003 and 2004..... F-4
Consolidated Statements of Changes in Equity from Nonowner Sources for the Fiscal Years ended
  March 31, 2002, 2003 and 2004.................................................................... F-5
Consolidated Statements of Shareholders' Equity for the Fiscal Years ended March 31, 2002, 2003 and
  2004............................................................................................. F-6
Consolidated Statements of Cash Flows for the Fiscal Years ended March 31, 2002, 2003 and 2004..... F-7
Notes to Consolidated Financial Statements......................................................... F-8

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mitsubishi Tokyo Financial Group, Inc.
(Kabushiki Kaisha Mitsubishi Tokyo Financial Group):

We have audited the accompanying consolidated balance sheets of Mitsubishi Tokyo Financial Group, Inc. (Kabushiki Kaisha Mitsubishi Tokyo Financial Group) ("MTFG") and subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of operations, changes in equity from nonowner sources, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2004 (all expressed in Japanese Yen). These financial statements are the responsibility of MTFG's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MTFG and subsidiaries at March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, MTFG changed its method of accounting for derivative financial instruments and hedging activities in the fiscal year ended March 31, 2002, and its method of accounting for goodwill and other intangible assets in the fiscal year ended March 31, 2003.

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU

Tokyo, Japan
September 22, 2004

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            MARCH 31, 2003 AND 2004

                                                                                          2003             2004
                                                                                    ---------------  ----------------
                                                                                              (in millions)
                                    ASSETS
Cash and due from banks (Note 10).................................................. (Yen) 4,288,581  (Yen)  3,111,967
Interest-earning deposits in other banks (Note 10).................................       4,009,986         3,509,044
Call loans and funds sold (Note 13)................................................         595,567           877,277
Receivables under resale agreements................................................       1,169,479         2,237,666
Receivables under securities borrowing transactions................................       1,848,124         4,751,909
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of (Yen)1,807,819 million in 2003 and
 (Yen)2,252,489 million in 2004) (Notes 3 and 10)..................................       8,363,383         8,378,752
Investment securities (Notes 4 and 10):
 Securities available for sale--carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of
  (Yen)3,049,692 million in 2003 and (Yen)2,352,234 million in 2004)...............      24,364,066        27,654,310
 Securities being held to maturity--carried at amortized cost (estimated fair
  value of (Yen)203,524 million in 2003 and (Yen)1,257,901 million in 2004)........         191,132         1,250,759
 Other investment securities.......................................................         145,431           200,557
                                                                                    ---------------  ----------------
  Total investment securities......................................................      24,700,629        29,105,626
                                                                                    ---------------  ----------------
Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of (Yen)864,978 million
 in 2003 and (Yen)713,068 million in 2004) (Notes 5 and 10)........................      48,465,569        48,525,856
Allowance for credit losses (Notes 5 and 6)........................................      (1,360,136)         (888,127)
                                                                                    ---------------  ----------------
 Net loans.........................................................................      47,105,433        47,637,729
                                                                                    ---------------  ----------------
Premises and equipment--net (Note 7)...............................................         643,794           580,073
Accrued interest...................................................................         173,351           149,066
Customers' acceptance liability....................................................          28,261            30,149
Intangible assets (Note 8).........................................................         186,898           234,139
Goodwill (Note 8)..................................................................          48,143            56,690
Deferred tax assets (Note 9).......................................................       1,640,046         1,005,965
Other assets (Notes 5 and 17)......................................................       1,730,038         2,035,028
                                                                                    ---------------  ----------------
     Total......................................................................... (Yen)96,531,713  (Yen)103,701,080
                                                                                    ===============  ================
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits (Notes 10 and 11):
 Domestic offices:
  Non-interest-bearing............................................................. (Yen) 3,987,854  (Yen)  5,082,701
  Interest-bearing.................................................................      52,257,085        52,452,342
 Overseas offices:
  Non-interest-bearing.............................................................       2,434,297         2,413,053
  Interest-bearing.................................................................       8,624,442        10,076,156
                                                                                    ---------------  ----------------
     Total deposits................................................................      67,303,678        70,024,252
Debentures (Note 12)...............................................................         636,060           265,957
Call money and funds purchased (Notes 10 and 13)...................................       2,689,892         2,871,851
Payables under repurchase agreements (Note 10).....................................       4,424,035         5,068,369
Payables under securities lending transactions (Note 10)...........................       2,205,943         1,457,118
Due to trust account (Note 14).....................................................       1,401,618         1,380,269
Other short-term borrowings (Notes 10 and 15)......................................       2,854,028         5,663,067
Trading account liabilities (Note 3)...............................................       3,603,153         2,510,966
Obligations to return securities received as collateral............................         950,138         2,329,600
Bank acceptances outstanding.......................................................          28,261            30,149
Accrued interest...................................................................         132,655           103,411
Long-term debt (Notes 10 and 15)...................................................       5,159,132         5,659,877
Other liabilities (Notes 9, 16 and 17).............................................       2,590,183         2,489,242
                                                                                    ---------------  ----------------
     Total liabilities.............................................................      93,978,776        99,854,128
                                                                                    ---------------  ----------------
Commitments and contingent liabilities (Notes 24 and 26)
Shareholders' equity (Note 21):
 Capital stock (Notes 18 and 19) :
  Preferred stock:
     Class 1--authorized, 81,400 shares; issued and outstanding, 81,400 shares in 2003 and 2004, with no stated value (aggregate liquidation preference
      of (Yen)244,200 million).....................................................         122,100           122,100
     Class 2--convertible: authorized, 100,000 shares in 2003 and 15,000 shares in 2004; outstanding 100,000 shares in 2003 and 15,000 shares in 2004 with no stated value (aggregate liquidation preference of (Yen)200,000
      million in 2003 and (Yen)30,000 million in 2004 )............................         100,000            15,000
     Class 3--authorized, 120,000 shares; no shares issued or outstanding..........              --                --
     Class 4--convertible: authorized, 120,000 shares; no shares issued or
      outstanding..................................................................              --                --
  Common stock--authorized, 22,000,000 shares; issued, 6,232,162 shares in 2003
    and 6,476,100 shares in 2004, with no stated value.............................         984,708         1,069,708
 Capital surplus (Note 19).........................................................       1,058,611         1,057,900
 Retained earnings (Notes 20 and 33):
  Appropriated for legal reserve...................................................         237,474           239,571
  Unappropriated...................................................................         168,036           955,291
 Accumulated other changes in equity from nonowner sources, net of taxes...........        (114,790)          389,751
                                                                                    ---------------  ----------------
  Total............................................................................       2,556,139         3,849,321
  Less treasury stock, at cost--3,226 common shares in 2003 and 2,714 common
    shares in 2004.................................................................           3,202             2,369
                                                                                    ---------------  ----------------
  Shareholders' equity--net........................................................       2,552,937         3,846,952
                                                                                    ---------------  ----------------
     Total......................................................................... (Yen)96,531,713  (Yen)103,701,080
                                                                                    ===============  ================

       See the accompanying notes to Consolidated Financial Statements.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 AND 2004

                                                                                       2002            2003
                                                                                 ---------------  --------------
                                                                                                   (in millions)
Interest income:
Loans, including fees (Note 5).................................................. (Yen) 1,274,140  (Yen)1,045,330
Deposits in other banks.........................................................         159,768          72,610
Investment securities:
  Interest......................................................................         336,238         344,422
  Dividends.....................................................................          63,113          46,969
Trading account assets..........................................................          15,144          12,040
Call loans and funds sold.......................................................          19,318           7,320
Receivables under resale agreements and securities borrowing transactions.......         146,107          54,055
                                                                                 ---------------  --------------
     Total......................................................................       2,013,828       1,582,746
                                                                                 ---------------  --------------
Interest expense:
Deposits........................................................................         485,643         243,755
Debentures......................................................................          20,491           8,508
Call money and funds purchased..................................................          17,853          12,708
Payables under repurchase agreements and securities lending transactions........         182,083          94,247
Due to trust account............................................................          16,683           8,673
Other short-term borrowings and trading account liabilities.....................          46,302          31,140
Long-term debt..................................................................         169,219         140,239
                                                                                 ---------------  --------------
     Total......................................................................         938,274         539,270
                                                                                 ---------------  --------------
Net interest income.............................................................       1,075,554       1,043,476
Provision (credit) for credit losses (Notes 5 and 6)............................         598,412         437,972
                                                                                 ---------------  --------------
Net interest income after provision (credit) for credit losses..................         477,142         605,504
                                                                                 ---------------  --------------
Non-interest income:
Fees and commissions (Note 27)..................................................         485,977         520,767
Foreign exchange gains (losses)--net (Notes 1 and 3)............................        (333,034)         25,558
Trading account profits--net (Notes 1 and 3)....................................         138,460         267,610
Investment securities gains (losses)--net (Notes 1 and 4).......................          20,604         (21,574)
Refund of the local taxes by the Tokyo Metropolitan Government (Note 9).........              --              --
Other non-interest income.......................................................          49,628          47,465
                                                                                 ---------------  --------------
     Total......................................................................         361,635         839,826
                                                                                 ---------------  --------------
Non-interest expense:
Salaries and employee benefits (Note 16)........................................         456,010         498,467
Occupancy expenses--net (Notes 7 and 26)........................................         134,667         120,979
Losses (gains) on other real estate owned.......................................           6,233             305
Goodwill amortization (Note 8)..................................................           7,862              --
Fees and commission expenses....................................................          72,232          77,243
Amortization of intangible assets (Note 8)......................................          36,932          46,505
Insurance premiums, including deposit insurance.................................          43,452          48,259
Minority interest in income of consolidated subsidiaries........................          21,510           2,891
Communications..................................................................          21,266          22,038
Other non-interest expenses.....................................................         361,130         365,719
                                                                                 ---------------  --------------
     Total......................................................................       1,161,294       1,182,406
                                                                                 ---------------  --------------
Income (loss) from continuing operations before income tax expense (benefit)
 and cumulative effect of a change in accounting principle......................        (322,517)        262,924
Income tax expense (benefit) (Note 9)...........................................         (98,881)         69,474
                                                                                 ---------------  --------------
Income (loss) from continuing operations before cumulative effect of a change
 in accounting principle........................................................        (223,636)        193,450
Income (loss) from discontinued operations--net (Note 2)........................           1,235          10,370
Cumulative effect of a change in accounting principle, net of tax (Note 1)......           5,867            (532)
                                                                                 ---------------  --------------
Net income (loss)............................................................... (Yen)  (216,534) (Yen)  203,288
                                                                                 ===============  ==============
Income allocable to preferred shareholders...................................... (Yen)     4,168  (Yen)   12,504
                                                                                 ---------------  --------------
Net income (loss) available to common shareholders.............................. (Yen)  (220,702) (Yen)  190,784
                                                                                 ===============  ==============

                                                                                                     (in Yen)
Amounts per share (*) (Notes 20 and 22):
Basic earnings (loss) per common share--income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle................................................. (Yen)(41,011.91) (Yen)32,212.04
Basic earnings (loss) per common share--net income (loss) available to common
 shareholders...................................................................      (39,733.32)      33,963.40
Diluted earnings (loss) per common share--income (loss) from continuing operations available to common shareholders before cumulative effect of a
 change in accounting principle.................................................      (41,011.91)      29,459.67
Diluted earnings (loss) per common share--net income (loss) available to common
 shareholders...................................................................      (39,733.32)      31,137.71

                                                                                       2004
                                                                                 ---------------

Interest income:
Loans, including fees (Note 5).................................................. (Yen)   921,666
Deposits in other banks.........................................................          48,093
Investment securities:
  Interest......................................................................         341,062
  Dividends.....................................................................          41,462
Trading account assets..........................................................          28,451
Call loans and funds sold.......................................................           5,384
Receivables under resale agreements and securities borrowing transactions.......          35,891
                                                                                 ---------------
     Total......................................................................       1,422,009
                                                                                 ---------------
Interest expense:
Deposits........................................................................         178,549
Debentures......................................................................           4,035
Call money and funds purchased..................................................           9,910
Payables under repurchase agreements and securities lending transactions........          74,043
Due to trust account............................................................           4,950
Other short-term borrowings and trading account liabilities.....................          34,262
Long-term debt..................................................................         120,765
                                                                                 ---------------
     Total......................................................................         426,514
                                                                                 ---------------
Net interest income.............................................................         995,495
Provision (credit) for credit losses (Notes 5 and 6)............................        (114,109)
                                                                                 ---------------
Net interest income after provision (credit) for credit losses..................       1,109,604
                                                                                 ---------------
Non-interest income:
Fees and commissions (Note 27)..................................................         572,668
Foreign exchange gains (losses)--net (Notes 1 and 3)............................         413,911
Trading account profits--net (Notes 1 and 3)....................................         103,903
Investment securities gains (losses)--net (Notes 1 and 4).......................         118,648
Refund of the local taxes by the Tokyo Metropolitan Government (Note 9).........          41,989
Other non-interest income.......................................................          55,465
                                                                                 ---------------
     Total......................................................................       1,306,584
                                                                                 ---------------
Non-interest expense:
Salaries and employee benefits (Note 16)........................................         506,710
Occupancy expenses--net (Notes 7 and 26)........................................         120,507
Losses (gains) on other real estate owned.......................................            (579)
Goodwill amortization (Note 8)..................................................              --
Fees and commission expenses....................................................          80,252
Amortization of intangible assets (Note 8)......................................          63,582
Insurance premiums, including deposit insurance.................................          54,392
Minority interest in income of consolidated subsidiaries........................          42,404
Communications..................................................................          27,623
Other non-interest expenses.....................................................         341,149
                                                                                 ---------------
     Total......................................................................       1,236,040
                                                                                 ---------------
Income (loss) from continuing operations before income tax expense (benefit)
 and cumulative effect of a change in accounting principle......................       1,180,148
Income tax expense (benefit) (Note 9)...........................................         357,314
                                                                                 ---------------
Income (loss) from continuing operations before cumulative effect of a change
 in accounting principle........................................................         822,834
Income (loss) from discontinued operations--net (Note 2)........................            (585)
Cumulative effect of a change in accounting principle, net of tax (Note 1)......              --
                                                                                 ---------------
Net income (loss)............................................................... (Yen)   822,249
                                                                                 ===============
Income allocable to preferred shareholders...................................... (Yen)     7,981
                                                                                 ---------------
Net income (loss) available to common shareholders.............................. (Yen)   814,268
                                                                                 ===============


Amounts per share (*) (Notes 20 and 22):
Basic earnings (loss) per common share--income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle................................................. (Yen)128,323.13
Basic earnings (loss) per common share--net income (loss) available to common
 shareholders...................................................................      128,231.00
Diluted earnings (loss) per common share--income (loss) from continuing operations available to common shareholders before cumulative effect of a
 change in accounting principle.................................................      125,006.95
Diluted earnings (loss) per common share--net income (loss) available to common
 shareholders...................................................................      124,917.18

--------
(*) For the fiscal year ended March 31, 2003 and 2004, Class 2 Preferred Stock was included in the computation of the diluted amounts based on the conversion price as of year-end (see Notes 18 and 22).

       See the accompanying notes to Consolidated Financial Statements.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES
           FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 AND 2004

                                                                               Gains (Losses)                 Gains (Losses)
                                                                               before income     Income tax   net of income
                                                                                tax expense      (expense)     tax expense
                                                                                 (benefit)        benefit       (benefit)
                                                                               --------------  -------------  --------------
                                                                                               (in millions)
Fiscal year ended March 31, 2002:
Net loss......................................................................                                (Yen) (216,534)
                                                                                                              --------------
Other changes in equity from nonowner sources:
   Net unrealized holding losses on investment securities available for sale.. (Yen)(558,583)  (Yen) 211,868        (346,715)
   Reclassification adjustment for gains included in net loss.................       (46,325)         18,075         (28,250)
                                                                               -------------   -------------  --------------
      Total...................................................................      (604,908)        229,943        (374,965)
                                                                               -------------   -------------  --------------
   Cumulative effect of a change in accounting principle......................         2,065            (808)          1,257
   Net unrealized gains on derivatives qualifying for cash flow hedges........         7,982          (2,916)          5,066
   Reclassification adjustment for gains included in net loss.................        (4,254)          1,627          (2,627)
                                                                               -------------   -------------  --------------
      Total...................................................................         5,793          (2,097)          3,696
                                                                               -------------   -------------  --------------
   Minimum pension liability adjustments......................................      (122,746)         30,815         (91,931)
                                                                               -------------   -------------  --------------
   Foreign currency translation adjustments...................................        84,355          (5,444)         78,911
   Reclassification adjustment for losses included in net loss................           115              --             115
                                                                               -------------   -------------  --------------
      Total...................................................................        84,470          (5,444)         79,026
                                                                               -------------   -------------  --------------
Total changes in equity from nonowner sources.................................                                (Yen) (600,708)
                                                                                                              ==============
Fiscal year ended March 31, 2003:
Net income....................................................................                                (Yen)  203,288
                                                                                                              --------------
Other changes in equity from nonowner sources:
   Net unrealized holding losses on investment securities available for sale.. (Yen)(846,396)  (Yen) 337,697        (508,699)
   Reclassification adjustment for gains included in net income...............         1,553            (288)          1,265
                                                                               -------------   -------------  --------------
      Total...................................................................      (844,843)        337,409        (507,434)
                                                                               -------------   -------------  --------------
   Net unrealized gains on derivatives qualifying for cash flow hedges........        10,885          (4,164)          6,721
   Reclassification adjustment for gains included in net income...............        (9,545)          3,651          (5,894)
                                                                               -------------   -------------  --------------
      Total...................................................................         1,340            (513)            827
                                                                               -------------   -------------  --------------
   Minimum pension liability adjustments......................................      (132,113)         51,265         (80,848)
                                                                               -------------   -------------  --------------
   Foreign currency translation adjustments...................................       (54,698)          3,599         (51,099)
   Reclassification adjustment for losses included in net income..............           591             (77)            514
                                                                               -------------   -------------  --------------
      Total...................................................................       (54,107)          3,522         (50,585)
                                                                               -------------   -------------  --------------
Total changes in equity from nonowner sources.................................                                (Yen) (434,752)
                                                                                                              ==============
Fiscal year ended March 31, 2004:
Net income....................................................................                                (Yen)  822,249
                                                                                                              --------------
Other changes in equity from nonowner sources:
   Net unrealized holding gains on investment securities available for sale... (Yen) 838,294   (Yen)(343,827)        494,467
   Reclassification adjustment for gains included in net income...............      (138,371)         54,917         (83,454)
                                                                               -------------   -------------  --------------
      Total...................................................................       699,923        (288,910)        411,013
                                                                               -------------   -------------  --------------
   Net unrealized gains on derivatives qualifying for cash flow hedges........         4,286          (1,740)          2,546
   Reclassification adjustment for gains included in net income...............        (9,227)          3,529          (5,698)
                                                                               -------------   -------------  --------------
      Total...................................................................        (4,941)          1,789          (3,152)
                                                                               -------------   -------------  --------------
   Minimum pension liability adjustments......................................       167,510         (46,395)        121,115
                                                                               -------------   -------------  --------------
   Foreign currency translation adjustments...................................       (38,863)          5,056         (33,807)
   Reclassification adjustment for losses included in net income..............         9,839            (467)          9,372
                                                                               -------------   -------------  --------------
      Total...................................................................       (29,024)          4,589         (24,435)
                                                                               -------------   -------------  --------------
Total changes in equity from nonowner sources.................................                                (Yen)1,326,790
                                                                                                              ==============

       See the accompanying notes to Consolidated Financial Statements.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
           FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 AND 2004

                                                                                      2002            2003            2004
                                                                                 --------------  --------------  --------------
                                                                                                  (in millions)
Preferred stock (Class 1) (Note 18):
Balance at beginning of fiscal year............................................. (Yen)  122,100  (Yen)  122,100  (Yen)  122,100
                                                                                 --------------  --------------  --------------
Balance at end of fiscal year................................................... (Yen)  122,100  (Yen)  122,100  (Yen)  122,100
                                                                                 ==============  ==============  ==============
Preferred stock (Class 2) (Note 18):
Balance at beginning of fiscal year............................................. (Yen)  100,000  (Yen)  100,000  (Yen)  100,000
Conversion of Class 2 preferred stock to common stock...........................             --              --         (85,000)
                                                                                 --------------  --------------  --------------
Balance at end of fiscal year................................................... (Yen)  100,000  (Yen)  100,000  (Yen)   15,000
                                                                                 ==============  ==============  ==============
Common stock (Note 19):
Balance at beginning of fiscal year............................................. (Yen)  856,664  (Yen)  873,156  (Yen)  984,708
Issuance of new shares of common stock..........................................             --         111,552              --
Issuance of new shares of common stock in exchange for the minority shares of
 Nippon Trust Bank Limited......................................................         16,492              --              --
Issuance of new shares of common stock by conversion of Class 2 preferred stock.             --              --          85,000
                                                                                 --------------  --------------  --------------
Balance at end of fiscal year................................................... (Yen)  873,156  (Yen)  984,708  (Yen)1,069,708
                                                                                 ==============  ==============  ==============
Capital surplus (Note 19):
Balance at beginning of fiscal year............................................. (Yen)  831,105  (Yen)  850,835  (Yen)1,058,611
Issuance of new shares of common stock..........................................             --         110,620              --
Recognition of tax benefit arising from treasury stock held by subsidiaries.....             --          54,008              --
Issuance of new shares of common stock in exchange for the minority shares of
 Nippon Trust Bank Limited......................................................         16,120              --              --
Gains (losses) on sales of shares of treasury stock, net of taxes...............          3,610          43,148            (711)
                                                                                 --------------  --------------  --------------
Balance at end of fiscal year................................................... (Yen)  850,835  (Yen)1,058,611  (Yen)1,057,900
                                                                                 ==============  ==============  ==============
Retained earnings appropriated for legal reserve (Note 20):
Balance at beginning of fiscal year............................................. (Yen)  221,689  (Yen)  236,537  (Yen)  237,474
Transfer from unappropriated retained earnings..................................         14,848             937           2,097
                                                                                 --------------  --------------  --------------
Balance at end of fiscal year................................................... (Yen)  236,537  (Yen)  237,474  (Yen)  239,571
                                                                                 ==============  ==============  ==============
Unappropriated retained earnings (Note 20):
Balance at beginning of fiscal year............................................. (Yen)  271,246  (Yen)   11,593  (Yen)  168,036
Net income (loss)...............................................................       (216,534)        203,288         822,249
                                                                                 --------------  --------------  --------------
    Total.......................................................................         54,712         214,881         990,285
                                                                                 --------------  --------------  --------------
Deduction:
 Cash dividends (Note 1):
  Common share--(Yen)4,127.63 in 2002, (Yen)6,000.00 in 2003 and (Yen)4,000.00
    in 2004 per share...........................................................        (24,103)        (33,404)        (24,916)
  Preferred share (Class 1)--(Yen)41,250.00 in 2002, (Yen)123,750.00 in 2003
    and (Yen)82,500.00 in 2004 per share........................................         (3,358)        (10,074)         (6,716)
  Preferred share (Class 2)--(Yen)8,100.00 in 2002, (Yen)24,300.00 in 2003 and
    (Yen)16,200.00 in 2004 per share............................................           (810)         (2,430)         (1,265)
 Transfer to retained earnings appropriated for legal reserve...................        (14,848)           (937)         (2,097)
                                                                                 --------------  --------------  --------------
    Total.......................................................................        (43,119)        (46,845)        (34,994)
                                                                                 --------------  --------------  --------------
Balance at end of fiscal year (Note 33)......................................... (Yen)   11,593  (Yen)  168,036  (Yen)  955,291
                                                                                 ==============  ==============  ==============
Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 4):
 Balance at beginning of fiscal year............................................ (Yen)1,202,245  (Yen)  827,280  (Yen)  319,846
 Net change during the fiscal year..............................................       (374,965)       (507,434)        411,013
                                                                                 --------------  --------------  --------------
 Balance at end of fiscal year.................................................. (Yen)  827,280  (Yen)  319,846  (Yen)  730,859
                                                                                 --------------  --------------  --------------
Net unrealized gains on derivatives qualifying for cash flow hedges (Note 23):
 Balance at beginning of fiscal year............................................ (Yen)       --  (Yen)    3,696  (Yen)    4,523
 Cumulative effect of a change in accounting principle..........................          1,257              --              --
 Net change during the fiscal year..............................................          2,439             827          (3,152)
                                                                                 --------------  --------------  --------------
 Balance at end of fiscal year.................................................. (Yen)    3,696  (Yen)    4,523  (Yen)    1,371
                                                                                 --------------  --------------  --------------
Minimum pension liability adjustments (Note 16):
 Balance at beginning of fiscal year............................................ (Yen)  (90,364) (Yen) (182,295) (Yen) (263,143)
 Net change during the fiscal year..............................................        (91,931)        (80,848) (Yen)  121,115
                                                                                 --------------  --------------  --------------
 Balance at end of fiscal year.................................................. (Yen) (182,295) (Yen) (263,143) (Yen) (142,028)
                                                                                 --------------  --------------  --------------
Foreign currency translation adjustments:
 Balance at beginning of fiscal year............................................ (Yen) (204,457) (Yen) (125,431) (Yen) (176,016)
 Net change during the fiscal year..............................................         79,026         (50,585)        (24,435)
                                                                                 --------------  --------------  --------------
 Balance at end of fiscal year.................................................. (Yen) (125,431) (Yen) (176,016) (Yen) (200,451)
                                                                                 --------------  --------------  --------------
Balance at end of fiscal year................................................... (Yen)  523,250  (Yen) (114,790) (Yen)  389,751
                                                                                 ==============  ==============  ==============
Treasury stock:
Balance at beginning of fiscal year............................................. (Yen) (108,932) (Yen)  (90,974) (Yen)   (3,202)
Purchases of shares of treasury stock...........................................         (7,381)           (965)           (467)
Sales of shares of treasury stock...............................................         25,339          89,976           1,081
Net increase resulting from changes in consolidated subsidiaries................             --          (1,239)            219
                                                                                 --------------  --------------  --------------
Balance at end of fiscal year................................................... (Yen)  (90,974) (Yen)   (3,202) (Yen)   (2,369)
                                                                                 ==============  ==============  ==============
Total shareholders' equity...................................................... (Yen)2,626,497  (Yen)2,552,937  (Yen)3,846,952
                                                                                 ==============  ==============  ==============

       See the accompanying notes to Consolidated Financial Statements.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE FISCAL YEARS ENDED MARCH 31, 2002, 2003 AND 2004

                                                                                        2002              2003
                                                                                  ----------------  ----------------
                                                                                                      (in millions)
Cash flows from operating activities:
 Net income (loss)............................................................... (Yen)   (216,534) (Yen)    203,288
 Adjustments to reconcile net income (loss) to net cash provided by (used in)
   operating activities:
   Loss (income) from discontinued operations--net...............................           (1,235)          (10,370)
   Depreciation and amortization.................................................          105,052           109,520
   Goodwill amortization.........................................................            7,862                --
   Provision (credit) for credit losses..........................................          598,412           437,972
   Investment securities losses (gains)--net.....................................          (20,604)           21,574
   Foreign exchange losses (gains)--net..........................................          524,272          (302,967)
   Provision for deferred income tax expense (benefit)...........................         (126,195)            7,869
   Increase in trading account assets, excluding foreign exchange contracts......         (196,044)       (1,116,568)
   Increase (decrease) in trading account liabilities, excluding foreign
    exchange contracts...........................................................       (1,604,006)        1,390,349
   Decrease in accrued interest receivable and other receivables.................          128,646            35,053
   Decrease in accrued interest payable and other payables.......................         (190,986)          (80,862)
   Other--net....................................................................           68,617            86,124
                                                                                  ----------------  ----------------
     Net cash provided by (used in) operating activities.........................         (922,743)          780,982
                                                                                  ----------------  ----------------
Cash flows from investing activities:
 Proceeds from sales of investment securities available for sale.................       34,164,318        27,063,999
 Proceeds from maturities of investment securities available for sale............        8,495,287        15,897,034
 Purchases of investment securities available for sale...........................      (45,404,685)      (44,832,560)
 Proceeds from maturities of investment securities being held to maturity........           36,970            73,279
 Purchases of investment securities being held to maturity.......................               --                --
 Proceeds from sales of other investment securities..............................           53,872            26,950
 Purchases of other investment securities........................................          (19,111)          (62,782)
 Net decrease (increase) in loans................................................         (552,865)          215,607
 Net decrease in interest-earning deposits in other banks........................        1,920,108            69,379
 Net decrease (increase) in call loans, funds sold, and receivables under resale agreements
   and securities borrowing transactions.........................................          927,975         1,116,562
 Proceeds from sales of premises and equipment...................................           49,036            70,248
 Capital expenditures for premises and equipment.................................         (110,391)          (50,596)
 Other--net......................................................................         (107,402)           13,107
                                                                                  ----------------  ----------------
     Net cash used in investing activities.......................................         (546,888)         (399,773)
                                                                                  ----------------  ----------------
Cash flows from financing activities:
 Net increase in deposits........................................................        2,274,803         4,751,481
 Net decrease in debentures......................................................       (1,136,959)       (1,633,157)
 Net increase in call money, funds purchased, and payables under repurchase
   agreements and securities lending transactions................................           88,080           129,750
 Net decrease in due to trust account............................................       (1,390,493)         (880,607)
 Net increase (decrease) in other short-term borrowings..........................        1,355,660          (621,985)
 Proceeds from issuance of long-term debt........................................          884,991         1,072,400
 Repayment of long-term debt.....................................................         (767,312)       (1,084,018)
 Proceeds from issuance of new shares of common stock, net of stock issue
   expenses......................................................................               --           222,172
 Proceeds from sales of treasury stock...........................................           32,577            82,944
 Payments to acquire treasury stock..............................................           (7,381)             (965)
 Dividends paid..................................................................          (28,275)          (45,904)
 Other--net......................................................................          202,481           132,497
                                                                                  ----------------  ----------------
     Net cash provided by financing activities...................................        1,508,172         2,124,608
                                                                                  ----------------  ----------------
Effect of exchange rate changes on cash and cash equivalents.....................           64,190           (49,635)
                                                                                  ----------------  ----------------
Net increase (decrease) in cash and cash equivalents.............................          102,731         2,456,182
Cash and cash equivalents at beginning of fiscal year............................        1,729,668         1,832,399
                                                                                  ----------------  ----------------
Cash and cash equivalents at end of fiscal year.................................. (Yen)  1,832,399  (Yen)  4,288,581
                                                                                  ================  ================
Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest......................................................................... (Yen)  1,127,034  (Yen)    619,903
Income taxes, net of refunds.....................................................           98,197            50,464
Non-cash investing activities:
Loans transferred to other real estate owned.....................................            7,605               124
Available-for-sale securities transferred to held-to-maturity category (Note 4)..               --                --
Marketable equity securities transferred to employee retirement benefit trusts...          133,158            24,611

                                                                                         2004
                                                                                  ----------------

Cash flows from operating activities:
 Net income (loss)............................................................... (Yen)    822,249
 Adjustments to reconcile net income (loss) to net cash provided by (used in)
   operating activities:
   Loss (income) from discontinued operations--net...............................              585
   Depreciation and amortization.................................................          119,381
   Goodwill amortization.........................................................               --
   Provision (credit) for credit losses..........................................         (114,109)
   Investment securities losses (gains)--net.....................................         (118,648)
   Foreign exchange losses (gains)--net..........................................         (486,898)
   Provision for deferred income tax expense (benefit)...........................          308,039
   Increase in trading account assets, excluding foreign exchange contracts......         (430,353)
   Increase (decrease) in trading account liabilities, excluding foreign
    exchange contracts...........................................................          440,857
   Decrease in accrued interest receivable and other receivables.................           17,699
   Decrease in accrued interest payable and other payables.......................          (28,195)
   Other--net....................................................................           87,319
                                                                                  ----------------
     Net cash provided by (used in) operating activities.........................          617,926
                                                                                  ----------------
Cash flows from investing activities:
 Proceeds from sales of investment securities available for sale.................       29,334,674
 Proceeds from maturities of investment securities available for sale............       15,361,761
 Purchases of investment securities available for sale...........................      (47,106,706)
 Proceeds from maturities of investment securities being held to maturity........           59,790
 Purchases of investment securities being held to maturity.......................       (1,051,591)
 Proceeds from sales of other investment securities..............................           36,239
 Purchases of other investment securities........................................         (115,637)
 Net decrease (increase) in loans................................................       (1,240,290)
 Net decrease in interest-earning deposits in other banks........................          260,128
 Net decrease (increase) in call loans, funds sold, and receivables under resale agreements
   and securities borrowing transactions.........................................       (4,380,801)
 Proceeds from sales of premises and equipment...................................           38,441
 Capital expenditures for premises and equipment.................................          (51,965)
 Other--net......................................................................         (267,635)
                                                                                  ----------------
     Net cash used in investing activities.......................................       (9,123,592)
                                                                                  ----------------
Cash flows from financing activities:
 Net increase in deposits........................................................        4,061,827
 Net decrease in debentures......................................................         (370,103)
 Net increase in call money, funds purchased, and payables under repurchase
   agreements and securities lending transactions................................          338,173
 Net decrease in due to trust account............................................          (21,349)
 Net increase (decrease) in other short-term borrowings..........................        2,833,091
 Proceeds from issuance of long-term debt........................................        1,300,373
 Repayment of long-term debt.....................................................         (712,984)
 Proceeds from issuance of new shares of common stock, net of stock issue
   expenses......................................................................               --
 Proceeds from sales of treasury stock...........................................              942
 Payments to acquire treasury stock..............................................             (467)
 Dividends paid..................................................................          (32,840)
 Other--net......................................................................            5,761
                                                                                  ----------------
     Net cash provided by financing activities...................................        7,402,424
                                                                                  ----------------
Effect of exchange rate changes on cash and cash equivalents.....................          (73,372)
                                                                                  ----------------
Net increase (decrease) in cash and cash equivalents.............................       (1,176,614)
Cash and cash equivalents at beginning of fiscal year............................        4,288,581
                                                                                  ----------------
Cash and cash equivalents at end of fiscal year.................................. (Yen)  3,111,967
                                                                                  ================
Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest......................................................................... (Yen)    454,540
Income taxes, net of refunds.....................................................           58,833
Non-cash investing activities:
Loans transferred to other real estate owned.....................................              750
Available-for-sale securities transferred to held-to-maturity category (Note 4)..           78,343
Marketable equity securities transferred to employee retirement benefit trusts...           87,586

       See the accompanying notes to Consolidated Financial Statements.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Basis of Financial Statements

On April 2, 2001, Mitsubishi Tokyo Financial Group, Inc. (Kabushiki Kaisha Mitsubishi Tokyo Financial Group) ("MTFG") was established, as a bank holding company, through which The Bank of Tokyo-Mitsubishi, Ltd. ("BTM"), The Mitsubishi Trust and Banking Corporation ("Mitsubishi Trust"), and Nippon Trust Bank Limited ("NTB"), a former subsidiary of BTM, have become wholly-owned subsidiaries pursuant to stock-for-stock exchanges. NTB was later merged into Mitsubishi Trust. The business combination was accounted for as a pooling of interests and, accordingly, the historical information has been restated as if the combination had been in effect for all periods presented.

On October 1, 2001, as part of the business combination, NTB and The Tokyo Trust Bank, Ltd. ("TTB"), which was another one of the trust subsidiaries, merged with and into Mitsubishi Trust through a stock-for-stock exchange. This merger was recorded at historical cost as transfers and exchanges among entities under common control.

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which MTFG is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("US GAAP"). In certain respects, the accompanying consolidated financial statements reflect adjustments which are not included in the consolidated financial statements issued by MTFG and certain of its subsidiaries in accordance with applicable statutory requirements and accounting practices in the countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) foreign currency translation, (6) premises and equipment, (7) transfer of financial assets, (8) pension liability, (9) goodwill, and (10) lease transactions.

Fiscal periods of certain subsidiaries, which ended on or after December 31, and MTFG's fiscal year, which ended on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2002, 2003 and 2004, the effect of recording intervening events for the three-month periods ended March 31 on MTFG's proportionate equity in net income of subsidiaries with fiscal periods ending on December 31, would have resulted in a decrease of (Yen)2.29 billion, an increase of (Yen)3.18 billion and an increase of (Yen)2.64 billion, respectively, to net income. No intervening events occurred during each of the three-month periods ended March 31, 2002, 2003 and 2004 which, if recorded, would have had effects of more than 1% of total assets, loans, total liabilities, deposits or shareholders' equity as of March 31, 2002, 2003 and 2004.

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

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term primarily relate to the allowance for credit losses on loans and off-balance-sheet credit instruments, deferred tax assets, derivative financial instruments, goodwill, investment securities and accrued severance indemnities and pension liabilities.

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation--The consolidated financial statements include the accounts of MTFG and its subsidiaries over which control is exercised through either majority ownership of voting stock and/or other means, including, but not limited to, the possession of the power to direct or cause the direction of the management and policies of entities. In situations in which the MTFG Group has less than 100% but greater than 50% of ownership in entities, such entities are consolidated and minority interests are also recorded in Other liabilities. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the MTFG Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. MTFG's equity interests in the earnings of these equity investees and gains or losses realized on disposition of such investments are reported in Other non-interest income.

Assets that the MTFG Group holds in an agency, fiduciary or trust capacity are not assets of the MTFG Group and, accordingly, are not included in the accompanying consolidated balance sheets.

Variable interest entities created after January 31, 2003 for which MTFG is deemed to be the primary beneficiary are consolidated when the MTFG Group has a variable interest that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected returns, or both. See Accounting Changes--Variable Interest Entities and Note 25.

Cash Flows--For the purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the consolidated balance sheets under the caption Cash and due from banks with original maturities of 90 days or less. Cash flows from qualified hedging activities are classified in the same category as the items being hedged.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions--Financial statements of overseas entities are translated into Japanese yen using the respective year-end exchange rates for assets and liabilities. Income and expense items are translated at average rates of exchange for the respective periods.

Except for overseas entities located in highly inflationary economies, foreign currency translation gains and losses related to the financial statements of overseas entities of the MTFG Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of accumulated other changes in equity from nonowner sources. Tax effects of gains and losses on foreign currency translation of financial statements of overseas entities are not recognized unless it is apparent that the temporary differences

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES will reverse in the foreseeable future. If applicable, foreign exchange translation gains and losses pertaining to entities located in highly inflationary economies are recorded in Foreign exchange gains (losses)--net, as appropriate. For these entities, premises and equipment and the related depreciation and amortization thereof are translated at exchange rates prevailing at dates of acquisition.

Foreign currency denominated assets and liabilities are translated into Japanese yen at the respective year-end foreign exchange rates. Foreign currency denominated income and expenses are translated using average rates of exchange for the respective periods. Gains and losses from such translation are included in Foreign exchange gains (losses)--net, as appropriate.

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions--Securities sold with agreements to repurchase ("repurchase agreements"), securities purchased with agreements to resell ("resale agreements") and securities lending and borrowing transactions are accounted for as sales of securities with related off-balance-sheet forward repurchase commitments or purchases of securities with related off-balance-sheet forward resale commitments, if they meet the relevant conditions for the surrender of control as provided by Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125." If the conditions are not met, the transactions are treated as secured financing or lending.

Collateral--For secured lending transactions, including resale agreements, securities borrowing transactions, commercial lending and derivative transactions, the MTFG Group, as a secured party, has generally the right to require the counterparties to provide collateral, including letters of credit, cash, securities and other financial assets. For most securities lending transactions, the MTFG Group maintains strict levels of collateralization governed by daily mark-to-market analysis. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the MTFG Group sells these financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements and securities lending transactions and derivative transactions, where the secured party has the right to sell or repledge financial assets pledged as collateral, the MTFG Group separately discloses those financial assets pledged as collateral in the consolidated balance sheets.

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

Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities gains (losses)--net in the statement of

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES operations. In determining other than temporary declines in fair value to be recognized as an impairment loss on investment securities, the MTFG Group generally considers factors such as the financial condition of the issuer, the extent of decline in fair value, and the length of period that the decline in fair value below cost has existed. See Note 4 for a further discussion of other-than-temporary impairment. Interest and dividends on investment securities are reported in Interest Income. Dividends are recognized when the shareholders' right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

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

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities. Fair values are based on market or broker-dealer quotes when available. Valuation models such as present value and pricing models are applied to current market information to estimate fair values when such quotes are not available. The MTFG Group defers trade date gains or losses on derivatives where the fair values of those derivatives are not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a net basis. Changes in the fair value of such contracts are recognized currently in Foreign exchange gains (losses)--net with respect to foreign exchange contracts and in Trading account profits--net with respect to interest rate contracts and other types of contracts.

Embedded derivatives that are not clearly and closely related to the host contracts and meet the definition of derivatives are separated from the host contracts and measured at fair value unless the contracts embedding the derivatives are measured at fair value in their entirety.

Derivatives are also used for asset and liability management to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Such derivatives may include contracts that qualify for hedge accounting. At inception of hedge accounting, each derivative is designated as a hedging instrument and documented with related information such as the risk management objective and strategy for the hedge, which includes the hedged item, the risk being hedged and the method used to assess the hedge's effectiveness. Derivatives are evaluated in order to determine if they qualify for hedge accounting. The hedging derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows from the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities. For fair value hedges of interest-bearing assets or liabilities, the change in the fair value of the hedged item and the hedging instruments is recognized in net interest income to the extent that it is effective. For all other fair value hedges, the change in the fair value of the hedged item and change in fair value of the derivative are recognized in non-interest income or expense. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in accumulated other changes in equity from nonowner sources. Amounts realized on cash flow hedges related to variable rate loans are recognized in net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions, if

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES any, is recognized in non-interest income or expense in the period when the forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment of hedge effectiveness are currently recognized in non-interest income or expense. Derivatives that do not qualify for hedge accounting are considered trading positions and are accounted for as such.

Loans--Loans are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loans held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs are deferred and recognized over the contractual life of the loan as an adjustment of yield using the method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the life of the loan using a method that approximates the interest method.

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

Loan Securitization--The MTFG Group securitizes and services commercial and industrial loans in the normal course of business. The MTFG Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control in accordance with SFAS No.
140. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. Interests in loans sold through a securitization accounted for as a sale may be retained in the form of subordinated tranches or beneficial interests. These retained interests are primarily recorded in Securities available for sale. The previous carrying amount of the loans involved in the transfer is allocated between the loans sold and the retained interests based on their relative fair values at the date of the securitization. Since quoted market prices are generally not available, the MTFG Group usually estimates fair value of these retained interests based on the present value of future expected cash flows by using modeling techniques that involve management's best estimates of key assumptions, which may

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES include default rates, recovery rates, and discount rates. Retained interests that can contractually be prepaid or otherwise settled in such a way that the MTFG Group would not recover substantially all of its investment are accounted for as investment securities available for sale.

Allowance for Credit Losses--The MTFG Group maintains an allowance for credit losses to absorb losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are deducted from the allowance for credit losses, as net charge-offs, generally based on detailed loan reviews and a credit assessment by management at each balance-sheet date. The MTFG Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. A provision for credit losses, which is a charge against earnings, is added to bring the allowance to a level which, in management's opinion, is appropriate to absorb probable losses inherent in the credit portfolio.

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

The credit loss allowance for individual customers represents the impairment allowance determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." The MTFG Group measures the impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, based on the present value of expected future cash flows discounted at the loan's effective interest rate, or on the loan's observable market price, or based on the fair value of the collateral if the loan is collateral dependent, when it is probable that the MTFG Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. For certain subsidiaries, some impaired loans are aggregated for the purpose of measuring impairment using historical loss factors. Generally, the MTFG Group's impaired loans include nonaccrual loans, restructured loans and other loans specifically identified as impaired.

The credit loss allowance for country risk exposure is a country-specific allowance for substandard, special mention and unclassified loans. The allowance is established to supplement the formula allowance for these loans, based on an estimate of probable losses relating to the exposure to countries that are identified by management to have a high degree of transfer risk. The measure is generally based on a function of default probability and the recovery ratio with reference to external credit ratings. For the allowance for specifically identified cross-border problem loans, the MTFG Group incorporates transfer risk in its determination of related allowance for credit losses.

The formula allowance is calculated for groups of loans collectively evaluated for unidentified impairment by applying loss factors to outstanding substandard, special mention and unclassified loans. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable credit losses are not easily identifiable or measurable. In determining the formula allowance, the MTFG Group,

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES therefore, relies on a statistical analysis that incorporates loss factor percentages of total loans outstanding based on historical experience. Corresponding to the periodical impairment identification and self-assessment process, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date.

The unallocated allowance represents an estimate of additional losses inherent in the loan portfolio and is composed of attribution factors, which are based upon management's evaluation of various conditions that are not directly or indirectly measured in the determination of the allocated allowance. The conditions evaluated in connection with the unallocated allowance may include existing general economic and business conditions affecting the key lending areas of the MTFG Group, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, bank regulatory examination results and findings of the MTFG Group's internal credit examiners.

The credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on a detailed analysis of individual loans. The allowance is determined primarily based on probable net charge-offs and the probability of insolvency based on the number of delinquencies.

Allowance for Off-Balance-Sheet Credit Instruments--The MTFG Group maintains an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is recorded as a liability and includes the specific allowance for specifically identified credit exposure and the allocated formula allowance. With regard to the specific allowance for specifically identified credit exposure and allocated formula allowance, the MTFG Group adopts the same methodology used in determining the allowance for loan credit losses. Potential credit losses related to derivatives are considered in the fair valuation of the derivatives.

Net changes in the allowance for off-balance-sheet credit instruments are accounted for as Other non-interest expenses.

Premises and Equipment--Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the terms of the respective leases or the estimated useful lives of the improvements, whichever are shorter. Depreciation of premises and equipment is computed under the declining-balance method with respect to premises and equipment of BTM, Mitsubishi Trust and certain other subsidiaries, and under the straight-line method with respect to premises and equipment of other subsidiaries, at rates principally based on the following estimated useful lives:

                                                 Years
                                                --------
                        Buildings.............. 15 to 50
                        Equipment and furniture  4 to 15
                        Leasehold improvements.  3 to 39

Maintenance, repairs and minor improvements are charged to operations as incurred. Major improvements are capitalized. Net gains or losses on dispositions of premises and equipment are included in Other non-interest income or expense, as appropriate.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES by a comparison of the carrying amount to future undiscounted net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets are grouped with other assets and liabilities at the lowest level with independent and identifiable cash flows. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less estimated cost to sell.

Other Real Estate Owned--Real estate assets acquired in full or partial satisfaction of debt are held for sale, and are initially recorded at fair value less estimated cost to sell at the date of acquisition and classified as Other assets. After acquisition, valuations are periodically performed by management and the real estate assets are carried at the lower of the carrying amount or fair value less estimated cost to sell. Routine holding costs, subsequent declines in appraisal value, and net gains or losses on disposal are included in Losses (gains) on other real estate owned as incurred.

Goodwill--The MTFG Group has classified as goodwill the excess of the cost of the MTFG Group's investments in subsidiaries over the MTFG Group's share of net assets at dates of acquisition in purchase transactions. Goodwill related to the investments in affiliated companies is included in the investments accounted for by the equity method. On April 1, 2002, the MTFG Group adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which provides goodwill acquired in a purchase business combination should not be amortized and is subject to an impairment test. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. An impairment loss, if any, is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Prior to the adoption of SFAS No. 142, in accordance with Accounting Principles Board Opinion ("APB") No. 17, goodwill was amortized over periods not exceeding 10 years.

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

Obligations under Guarantees--The MTFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, and liquidity facilities. The MTFG Group recognizes guarantee fee income over the guarantee period. It is MTFG's dominant business practice to receive such a guarantee fee at the inception of the guarantee, which approximates market value of the guarantee and is initially recorded as a liability, which is then recognized as guarantee fee income ratably over the guarantee period.

Fees and Commissions--Revenue recognition of major components of fees and commissions is as follows:

..   Fees on funds transfer and collection services and fees from investment banking services are generally recognized as revenue when the related services are performed.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

..   Fees from trade-related financing services are recognized over the period of the financing.

..   Trust fees are recognized on an accrual basis, generally based on the volume of trust assets under management and/or the operating performance for the accounting period of each trust account. With respect to trust accounts with guarantee of trust principal, trust fees are determined based on the profits earned by individual trust account during the trust accounting period, less deductions, including provision for reserve, impairment for individual investments and dividends paid to beneficiary certificate holders. The trust fees for these trust accounts are accrued based on the amounts expected to be earned during the accounting period of each trust account.

..   Annual fees and royalty and other service charges related to the credit card business are recorded on a straight-line basis as services are provided.

..   Interchange income from the credit card business is recognized as billed.

..   Service charges on deposit accounts and fees and commissions from other services are generally recognized over the period that the service is provided.

..   Fees on guarantees are generally recognized over the contractual periods of the respective guarantees. Amounts initially recorded as a liability corresponding to the obligations at fair value are generally recognized as revenue over the terms of the guarantees as the MTFG Group is deemed to be released from the risk under guarantees.

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

Free Distributions of Common Shares--As permitted by the Commercial Code of Japan (the "Code"), Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a "stock split" as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus accounts. Common shares distributed are recorded as shares issued on the distribution date. See Note 19.

Amounts per Common Share--Basic earnings per share ("EPS") excludes dilutive effects of potential common shares and is computed by dividing income available to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 22 for the computation of basic and diluted EPS.

Comprehensive Income (Loss)--The MTFG Group's comprehensive income includes net income or loss and other changes in equity from nonowner sources. All changes in unrealized gains and losses on investment securities available for sale, unrealized gains and losses on derivatives qualifying for cash flow hedges, minimum pension liability adjustments and foreign currency translation adjustments constitute the MTFG Group's changes in equity from nonowner sources and are presented, with related income tax effects, in the consolidated statements of changes in equity from nonowner sources.

Stock-Based Compensation--In December 2002, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure, an amendment of FASB Statement No. 123," which amends SFAS No. 123, "Accounting for Stock-Based Compensation," to

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure requirements under this Statement are effective for financial statements for fiscal years ending after December 15, 2002.

Two subsidiaries of MTFG have several stock-based compensation plans, which are described more fully in Note 31. As permitted by the provisions of SFAS No. 123, they account for those stock-based compensation plans by the intrinsic value-based method prescribed in APB No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Under the intrinsic value-based method, compensation expense is measured as the amount by which quoted market price of these subsidiaries' stock at the date of grant exceeds the stock option exercise price.

Had the stock-based compensation plans been accounted for under the fair value method of SFAS No. 123, the MTFG Group's compensation expense, net income
(loss), and net income (loss) per share would have been the pro forma amounts indicated in the following table.

                                                                                 Fiscal years ended March 31,
                                                                       ------------------------------------------------
                                                                             2002            2003             2004
-                                                                      ---------------  --------------  ---------------
                                                                                         (in millions)
Reported net income (loss)............................................ (Yen)  (216,534) (Yen)  203,288  (Yen)   822,249
Stock-based employee compensation expense (determined under fair
  value based method for all awards, net of tax)......................          (1,369)         (2,019)          (1,965)
                                                                       ---------------  --------------  ---------------
Pro forma net income (loss), after stock-based employee compensation
  expense............................................................. (Yen)  (217,903) (Yen)  201,269  (Yen)   820,284
                                                                       ===============  ==============  ===============
Basic earnings (loss) per common share--net income (loss) available to
  common shareholders:                                                                     (in Yen)
   Reported........................................................... (Yen)(39,733.32) (Yen)33,963.40  (Yen)128,231.00
   Pro forma..........................................................      (39,979.72)      33,603.94       127,921.59
Diluted earnings (loss) per common share--net income (loss) available to common shareholders:
   Reported...........................................................      (39,733.32)      31,137.71       124,917.18
   Pro forma..........................................................      (39,979.72)      30,793.30       124,615.64

Stock-based compensation expense included in net income for the fiscal years ended March 31, 2002, 2003 and 2004 was not significant.

Accounting Changes


Variable Interest Entities--In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN No. 46 addresses consolidation by business enterprises of variable interest entities ("VIEs"). The consolidation requirements of FIN No. 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN No. 46R"). FIN No. 46R modifies FIN No. 46 in certain

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES respects including the scope exception, the definition of VIEs, and other factors that would affect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the Issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission ("SEC") stated the SEC staff's position in a letter to the American Institute of Certified Public Accountants ("AICPA") dated March 3, 2004, that the SEC staff does not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity's year-end and the frequency of interim reporting. In accordance with the letter, MTFG is required to adopt FIN No. 46R in the fiscal year ending March 31, 2005. MTFG has applied, as required, FIN No. 46 to all VIE's created after January 31, 2003. See Note 25 for further discussion of variable interest entities in which the Group holds variable interests.

Accounting for Asset Retirement Obligations--Effective April 1, 2003, the MTFG Group adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset. A legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. The adoption of SFAS No. 143 did not have a material impact on the MTFG Group's financial position or results of operations.

Certain Financial Instruments with Characteristics of both Liabilities and Equity--In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, which is the MTFG Group's fiscal year ending March 31, 2005. On November 7, 2003, FASB Staff Position No. 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," delayed the effective date of certain provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests.

The MTFG Group is not a party to any financial instruments entered into after May 31, 2003, to which SFAS No. 150 must be applied immediately, but has not completed evaluating the impact of the adoption of SFAS No. 150 to other instruments. Accordingly, the MTFG Group cannot reasonably estimate the ultimate impact of SFAS No. 150 on its financial position or results of operations.

Disclosure about pension and other postretirement benefit--In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106" ("SFAS No. 132R"), which replaces existing FASB disclosure requirements for pensions. SFAS No. 132R requires disclosure of more details about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. SFAS No. 132R is generally effective for the fiscal years ending after December 15, 2003, and for interim periods beginning after December 15, 2003. See Note 16 for the required disclosure.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Impairment of securities investments--In November 2003, the FASB Emerging Issues Task Force (the "EITF") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosures already required by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The new disclosure requirements are applied to financial statements for the fiscal years ending after December 15, 2003. See Note 4 for the required disclosures. In March 2004, the EITF also reached a consensus on additional accounting guidance for other-than-temporary impairments, which requires an evaluation and recognition of other-than-temporary impairment by a three-step impairment test. The guidance should be applied for reporting periods beginning after June 15, 2004. The MTFG Group has not completed its study of what effect the guidance will have on its financial position or results of operations.

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

Costs Associated with Exit or Disposal Activities--In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of SFAS No. 146 did not have a material impact on the MTFG Group's financial position or results of operations.

Goodwill and Other Intangible Assets--Effective April 1, 2002, the MTFG Group adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill, formerly amortized over its useful life, no longer be amortized but rather tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets that have finite useful lives will continue to be amortized over their useful lives while intangible assets with indefinite lives will no longer be amortized and are subject to impairment testing at least annually.

The MTFG Group performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative adjustment charge to earnings of
(Yen)532 million.

Derivative Instruments and Hedging Activities--On April 1, 2001, the MTFG Group adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires that all derivatives, whether designated as a hedge or not, be recorded on the balance sheet at fair value. SFAS No. 133 also requires that derivative instruments used to hedge be identified specifically to assets, liabilities, firm commitments or anticipated transactions and be expected to remain effective throughout the life of the hedge. Derivative instruments that do not qualify as either a fair value hedge or cash flow hedge are valued at fair value and classified as trading account assets or liabilities with the resultant gain or loss recognized in current earnings. The cumulative effect of the change in accounting principle, net of tax, was to increase net income by
(Yen)5,867 million and other changes in equity from nonowner sources by
(Yen)1,257 million, respectively, in 2002.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows, (3) amends the definition of underlyings, one of three characteristics of derivatives, to include the occurrence or non-occurrence of a specified event such as scheduled payments under a contract, and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the MTFG Group's financial position or results of operations.

Reclassifications

Certain reclassifications and format changes of the financial statements for the fiscal years ended March 31, 2002 and 2003 have been made to conform to the current year presentation.

Recently Issued Accounting Pronouncements

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities--In January 2003, the EITF reached a consensus on Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-2"), which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of the substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

In June 2003, BTM submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003.
To complete the entire separation process, in August 2004, BTM made another application for transfer to the government of the remaining substitutional portion, but the timing of the approval is not known yet. Upon completion of the separation, the substitutional obligation and related plan assets will be transferred to a government agency, and BTM will be released from paying the substitutional portion of the benefits to its employees. The impact on MTFG's consolidated financial statements of the transfer accounted for in accordance with EITF 03-2 is not known and cannot be reasonably estimated until the completion of the transfer.

Loans and Debt Securities Acquired in a Transfer--In December 2003, AICPA issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"), which supersedes AICPA Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans" and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 limits accretable yield to the excess of the investor's estimate of undiscounted cash flows over the investor's initial investment in the loan and prohibits the recognition of the non-accretable difference. Under SOP 03-3, subsequent increases in cash flows expected to be collected generally should be

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES recognized prospectively through adjustment of the loan's yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures.

SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The MTFG Group has not completed the study of what effect SOP 03-3 will have on its financial position and results of operations.

2.  DISCONTINUED OPERATIONS

During the fiscal year ended March 31, 2004, the MTFG Group completed the liquidation process of its domestic mortgage securities subsidiary, The Diamond Mortgage Co., Ltd. The dissolution was due to the adverse business environment for the domestic mortgage securities business, whose results were reported as a part of the Commercial Banking business unit of BTM and its subsidiaries ("BTM Group"). In addition, during the fiscal year ended March 31, 2004, as a part of the MTFG Group's efforts to streamline its securities business, Mitsubishi Securities, which itself constitutes a reportable operating segment of BTM Group, sold certain domestic subsidiaries to third parties. BTM also sold its securities subsidiary in Europe to third parties.

In accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," MTFG presents the results of discontinued operations as a separate line item in the consolidated statements of operations. Amounts presented in the consolidated statements of operations and the consolidated statements of cash flows for the prior fiscal years related to the discontinued operations were reclassified to conform the presentation for the fiscal year ended March 31, 2004.

The following table shows the results of discontinued operations for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                        2002         2003          2004
                                                    -----------  ------------  -----------
                                                                 (in millions)
Total revenue...................................... (Yen) 3,330  (Yen)  3,077  (Yen) 3,240
                                                    -----------  ------------  -----------
Income (loss) from discontinued operations......... (Yen)(1,716) (Yen)(16,227) (Yen) 2,185
Loss on disposal...................................          --            --       (2,026)
Income tax expense (benefit).......................      (2,951)      (26,597)         744
                                                    -----------  ------------  -----------
   Income (loss) from discontinued operations--net. (Yen) 1,235  (Yen) 10,370  (Yen)  (585)
                                                    ===========  ============  ===========

The following is a summary of the assets and liabilities of discontinued operations at March 31, 2003:


                                                      (in millions)
            -                                         -------------
            Cash.....................................  (Yen) 8,326
            Receivables under resale agreements......        3,841
            Loans, net of allowance for credit losses       11,612
            Other assets.............................       15,092
                                                       -----------
               Total assets..........................  (Yen)38,871
                                                       ===========

            Payables under repurchase agreements.....  (Yen) 3,820
            Other short-term borrowings..............       10,820
            Other liabilities........................        1,001
                                                       -----------
               Total liabilities.....................  (Yen)15,641
                                                       ===========

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

3.  TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2003 and 2004. For trading derivative contracts executed under legally enforceable master netting agreements, related assets and liabilities are bilaterally offset and reported net by counterparty.

                                                                               2003             2004
                                                                         ---------------  ---------------
                                                                                   (in millions)
Trading account assets:
   Trading securities:
       Japanese government, prefectural and municipal bonds............. (Yen) 1,833,922  (Yen) 1,605,551
       Commercial paper.................................................       2,492,950        3,142,364
       Foreign governments bonds and other securities...................         462,120        1,182,408
                                                                         ---------------  ---------------
          Total.........................................................       4,788,992        5,930,323
                                                                         ---------------  ---------------
   Trading derivative assets:
     Interest rate contracts:
       Forward and futures..............................................          28,660           13,763
       Swap and swap-related products...................................       4,297,090        3,197,178
       Options purchased................................................         126,987           94,561
                                                                         ---------------  ---------------
          Total.........................................................       4,452,737        3,305,502
                                                                         ---------------  ---------------
     Foreign exchange contracts:
       Forward and futures..............................................         565,006          592,904
       Swaps............................................................         471,308          309,959
       Options purchased................................................          58,214           88,037
                                                                         ---------------  ---------------
          Total.........................................................       1,094,528          990,900
                                                                         ---------------  ---------------
     Other contracts, mainly equity and credit-related contracts........          39,256           26,858
     Bilateral netting of derivatives under master netting agreements...      (2,012,130)      (1,874,831)
                                                                         ---------------  ---------------
Total................................................................... (Yen) 8,363,383  (Yen) 8,378,752
                                                                         ===============  ===============
Trading account liabilities:
   Trading securities sold, not yet purchased........................... (Yen)   205,708  (Yen)   220,283
   Trading derivative liabilities:
     Interest rate contracts:
       Forward and futures..............................................          35,283           11,904
       Swap and swap-related products...................................       4,036,752        3,045,986
       Options written..................................................         115,595          100,551
                                                                         ---------------  ---------------
          Total.........................................................       4,187,630        3,158,441
                                                                         ---------------  ---------------
     Foreign exchange contracts:
       Forward and futures..............................................         512,864          534,521
       Swaps............................................................         608,237          327,710
       Options written..................................................          67,852           87,570
                                                                         ---------------  ---------------
          Total.........................................................       1,188,953          949,801
                                                                         ---------------  ---------------
     Other contracts, mainly equity and credit-related contracts........          32,992           57,272
     Bilateral netting of derivatives under master netting agreements...      (2,012,130)      (1,874,831)
                                                                         ---------------  ---------------
Total................................................................... (Yen) 3,603,153  (Yen) 2,510,966
                                                                         ===============  ===============

See Note 30 for the methodologies and assumptions used to estimate fair values.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The MTFG Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains for the fiscal years ended March 31, 2002, 2003 and 2004 comprised the following:

                                                      2002           2003          2004
                                                  ------------  -------------  ------------
                                                                (in millions)
Interest rate and other derivative contracts..... (Yen)149,301  (Yen) 254,895  (Yen) (1,999)
Trading account securities, excluding derivatives      (10,841)        12,715       105,902
                                                  ------------  -------------  ------------
Trading account profits--net.....................      138,460        267,610       103,903
Foreign exchange derivative contracts............      (78,020)      (100,277)       68,674
                                                  ------------  -------------  ------------
Net trading gains................................ (Yen) 60,440  (Yen) 167,333  (Yen)172,577
                                                  ============  =============  ============

4.  INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2003 and 2004 were as follows:

                                                           2003
                                ---------------------------------------------------------- ---------------
                                                    Gross        Gross        Estimated
                                   Amortized      unrealized   unrealized       fair          Amortized
                                     cost           gains        losses         value           cost
-                               --------------- -------------- ----------- --------------- ---------------
                                                                                    (in millions)
Securities available for sale:
  Debt securities:
   Japanese national
    government and Japanese
    government agency
    bonds...................... (Yen)10,912,961 (Yen)  112,885 (Yen) 1,959 (Yen)11,023,887 (Yen)14,651,744
   Japanese prefectural and
    municipal bonds............         463,387          9,798          25         473,160         248,044
   Foreign governments and
    official institutions
    bonds......................       5,229,601        193,058       9,530       5,413,129       4,488,926
   Corporate bonds.............       2,014,766         43,320       8,377       2,049,709       2,345,679
   Mortgage-backed
    securities.................       1,203,359         21,678       6,360       1,218,677       1,148,801
   Other debt securities.......         594,725            503         786         594,442         530,201
  Marketable equity securities.       2,865,276        772,706      46,920       3,591,062       2,419,005
                                --------------- -------------- ----------- --------------- ---------------
Total.......................... (Yen)23,284,075 (Yen)1,153,948 (Yen)73,957 (Yen)24,364,066 (Yen)25,832,400
                                =============== ============== =========== =============== ===============
Securities being held to
 maturity--debt securities:
  Japanese national government
   and Japanese government
   agency bonds................ (Yen)    70,208 (Yen)    3,887 (Yen)    -- (Yen)    74,095 (Yen) 1,050,931
  Japanese prefectural and
   municipal bonds.............          95,904          5,929          --         101,833         108,884
  Foreign governments and
   official institutions bonds.          25,020          2,576          --          27,596          38,161
  Corporate bonds..............              --             --          --              --          37,620
  Other debt securities........              --             --          --              --          15,163
                                --------------- -------------- ----------- --------------- ---------------
Total.......................... (Yen)   191,132 (Yen)   12,392 (Yen)    -- (Yen)   203,524 (Yen) 1,250,759
                                =============== ============== =========== =============== ===============

                                            2004
                                -------------------------------------------
                                    Gross        Gross        Estimated
                                  unrealized   unrealized       fair
                                    gains        losses         value
-                               -------------- ----------- ---------------

Securities available for sale:
  Debt securities:
   Japanese national
    government and Japanese
    government agency
    bonds...................... (Yen)   36,143 (Yen)10,429 (Yen)14,677,458
   Japanese prefectural and
    municipal bonds............          2,757          40         250,761
   Foreign governments and
    official institutions
    bonds......................         64,990      29,967       4,523,949
   Corporate bonds.............         48,452       3,966       2,390,165
   Mortgage-backed
    securities.................         30,746       4,632       1,174,915
   Other debt securities.......          2,347       2,670         529,878
  Marketable equity securities.      1,689,819       1,640       4,107,184
                                -------------- ----------- ---------------
Total.......................... (Yen)1,875,254 (Yen)53,344 (Yen)27,654,310
                                ============== =========== ===============
Securities being held to
 maturity--debt securities:
  Japanese national government
   and Japanese government
   agency bonds................ (Yen)    3,898 (Yen) 1,218 (Yen) 1,053,611
  Japanese prefectural and
   municipal bonds.............          3,348           2         112,230
  Foreign governments and
   official institutions bonds.            974          --          39,135
  Corporate bonds..............            273           3          37,890
  Other debt securities........             12         140          15,035
                                -------------- ----------- ---------------
Total.......................... (Yen)    8,505 (Yen) 1,363 (Yen) 1,257,901
                                ============== =========== ===============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were carried at cost of (Yen)145,431 million and (Yen)200,557 million, at March 31, 2003 and 2004, respectively. The corresponding estimated fair values at those dates were not readily determinable. The MTFG Group periodically monitors the status of each investee including the credit ratings and changes in the MTFG Group's share of net assets in the investees as compared with its shares at the time of investment, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities.

See note 30 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2004 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

                                                                Available-for-
                                        Held-to-maturity             sale
                                  ----------------------------- ---------------
                                    Amortized      Estimated    Estimated fair
                                      cost         fair value       value
 -                                -------------- -------------- ---------------
                                                  (in millions)
 Due in one year or less......... (Yen)   54,105 (Yen)   55,325 (Yen) 9,356,239
 Due from one year to five years.      1,120,666      1,124,719      10,314,992
 Due from five years to ten years         70,575         72,665       1,547,871
 Due after ten years.............          5,413          5,192       2,328,024
                                  -------------- -------------- ---------------
 Total........................... (Yen)1,250,759 (Yen)1,257,901 (Yen)23,547,126
                                  ============== ============== ===============

For the fiscal years ended March 31, 2002, 2003 and 2004, proceeds from sales of securities available for sale were (Yen)34,164,318 million, (Yen)27,063,999 million and (Yen)29,334,674 million, respectively. For the fiscal years ended March 31, 2002, 2003 and 2004, gross realized gains on those sales were
(Yen)492,145 million, (Yen)576,442 million and (Yen)620,413 million, respectively, and gross realized losses on those sales were (Yen)172,421 million, (Yen)208,023 million and (Yen)260,624 million, respectively. In September 2000, BTM changed its intent to hold securities originally classified as held-to-maturity and transferred such securities to the available-for-sale category while Mitsubishi Trust maintained its positive intent and ability to hold its held-to-maturity securities without any sales or transfers of such securities during the fiscal year ended March 31, 2001. As a result of the transfer, unrealized gains on securities available for sale were recorded against shareholders' equity and were not significant. The MTFG Group classified subsequent acquisitions of securities as either available for sale or trading until the fiscal year ended March 31, 2003. On April 1, 2003, the MTFG Group reassessed the appropriateness of the classification of the securities which had been classified as available for sale and reclassified
(Yen)78,343 million of such securities into the held-to-maturity category. The transfer did not have a material impact on its financial position or results of operations.

For the fiscal years ended March 31, 2002, 2003 and 2004, losses resulting from write-downs of investment securities that are classified as available-for-sale to reflect the decline in value considered to be other than temporary were
(Yen)293,861 million, (Yen)395,481 million and (Yen)230,074 million, respectively, which were included in Investment securities gains (losses)--net in the consolidated statements of operations.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The following table shows the unrealized gross losses and fair values of investment securities available for sale and being held to maturity at March 31, 2004, by length of time that individual securities in each category have been in continuous loss position:

                                          Less than 12 months       12 months or more                    Total
-                                     --------------------------- ---------------------- --------------------------------------
                                                      Unrealized              Unrealized                 Unrealized  Number of
                                        Fair value      losses    Fair value    losses     Fair value      losses    securities
                                      --------------- ----------- ----------- ---------- --------------- ----------- ----------
                                                                            (in millions)
Securities available for sale:
  Debt securities:...................
   Japanese national government
    and Japanese government
    agency bonds..................... (Yen) 8,642,589 (Yen)10,429 (Yen)    -- (Yen)   -- (Yen) 8,642,589 (Yen)10,429     62
   Japanese prefectural and
    municipal bonds..................           3,969          40          --         --           3,969          40     19
   Foreign governments and
    official institutions bonds......       1,454,035      29,967          --         --       1,454,035      29,967    137
   Corporate bonds...................         267,327       3,966          --         --         267,327       3,966    146
   Mortgage-backed securities........         356,098       4,632          14         --         356,112       4,632     98
   Other debt securities.............         101,907         345      13,746      2,325         115,653       2,670    100
  Marketable equity securities.......          24,571       1,640          --         --          24,571       1,640      7
                                      --------------- ----------- ----------- ---------- --------------- -----------    ---
Total................................ (Yen)10,850,496 (Yen)51,019 (Yen)13,760 (Yen)2,325 (Yen)10,864,256 (Yen)53,344    569
                                      =============== =========== =========== ========== =============== ===========    ===
Securities being held to maturities--
 debt securities:
   Japanese national government
    and Japanese government
    agency bonds..................... (Yen)   349,118 (Yen) 1,218 (Yen)    -- (Yen)   -- (Yen)   349,118 (Yen) 1,218      3
   Japanese prefectural and
    municipal bonds..................           1,431           2          --         --           1,431           2      5
   Corporate bonds...................           1,414           3          --         --           1,414           3      2
   Other debt securities.............          10,305         140          --         --          10,305         140      5
                                      --------------- ----------- ----------- ---------- --------------- -----------    ---
Total................................ (Yen)   362,268 (Yen) 1,363 (Yen)    -- (Yen)   -- (Yen)   362,268 (Yen) 1,363     15
                                      =============== =========== =========== ========== =============== ===========    ===

The MTFG Group holds various type of debt and equity securities as shown in the table of investment securities in the beginning part of this Note. Although, as shown in that table, dominant part of such investments are with unrealized gains at March 31, 2004, certain security investments, primarily debt securities available for sale, were with unrealized losses, most of which have been in continuous loss for a period less than 12 months.

The MTFG Group has determined that unrealized losses on investments as of March 31, 2004 are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. The MTFG Group's review included consideration of the following criteria:

The length of time that fair value of the investment has been below cost--The MTFG Group generally deems continued decline of fair value below cost for six months or more to be other than temporary. Certain securities held by UnionBanCal Corporation ("UNBC"), a U.S. subsidiary of BTM, which primarily consists of securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, were determined not to be impaired in some cases, on the basis of a cash flow analysis of securities and/or UNBC's ability to hold such securities to maturity.

As shown in the table above, there was no material unrealized losses that have been in continuous loss position for 12 months or more, except for unrealized losses on certain "Other debt securities" at March 31, 2004. "Other

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES debt securities" with unrealized loss position for 12 months or more were primarily consisted of collateralized loan obligations held by UNBC. Unrealized losses on such securities arise from rising interest rates, widening credit spreads, credit quality of the underlying collateral, and the market's opinion of the performance of the fund managers. Based on the cash flow analysis set out above, such unrealized losses are determined temporary in nature.

The extent to which the fair value of investments has been below cost as of the end of the reporting period--The MTFG Group's investment portfolio is exposed to volatile equity prices affected by many factors including investors' perspectives as to future economic factors and the issuers' performance, as well as cyclical market price fluctuation due to changes in market interest rates, foreign exchange rates, and changes in credit spreads etc. In view of the diversity and volume of equity investments as well as the fact that the majority of investments in debt securities are in high-grade fixed-rate bonds, including sovereign bonds, the MTFG Group generally deems the decline of fair value below cost of 20% or more is a critical indicator of other-than-temporary decline in fair value.

The financial condition and near-term prospects of the issuer--The MTFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

Exchange Traded Fund

For the fiscal years ended March 31, 2002, 2003 and 2004, BTM transferred marketable equity securities to an exchange traded fund ("ETF"), sponsored by a securities firm. BTM concurrently entered into sales agreements for marketable equity securities and purchase agreements for the fund units of the ETF with the securities firm. BTM transferred its marketable equity securities to the securities firm with an aggregate cost of (Yen)325,749 million for (Yen)391,698 million, an aggregate cost of (Yen)163,861 million for (Yen)240,574 million and an aggregate cost of (Yen)54,366 million for (Yen)76,385 million for the fiscal years ended March 31, 2002, 2003 and 2004, respectively. The securities firm contributed these marketable equity securities and additional securities purchased from the market to the ETF in order to link the ETF performance to the TOPIX (a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange ("TSE")). Certificates issued by the ETF (the "ETF certificates") are linked to the TOPIX and have been listed on the TSE. BTM purchased the ETF certificates at the fair value of (Yen)527,967 million,
(Yen)361,782 million and (Yen)113,930 million for the fiscal years ended March 31, 2002, 2003 and 2004, respectively, with an intention to sell them in the market or to the securities firm in the near future.

The MTFG Group accounted for the ETF certificates purchased from the securities firm as retained interests in the marketable equity securities transferred to the securities firm. The MTFG Group accounted for the transfer of marketable equity securities as a sale when the MTFG Group received cash or financial instruments other than the ETF certificates. For the fiscal years ended March 31, 2002, 2003 and 2004, the MTFG Group recognized gains of (Yen)35,442 million, (Yen)41,883 million and (Yen)89,581 million, respectively, on the sales of the ETF certificates. The MTFG Group held ETF certificates with fair values of (Yen)148,646 million at March 31, 2003 and nil at March 31, 2004 in Securities available for sale. The ETF certificates are carried at fair value based on the market prices observed in the TSE and the fair value change is closely linked with the movement of the TOPIX.

Banks' Shareholdings Purchase Corporation

Under a law forbidding banks from holding marketable equity securities in excess of their Tier I capital after September 30, 2006, the Banks' Shareholdings Purchase Corporation ("BSPC") was established in January 2002 in order to soften the impact on the stock market of sales of cross-shareholdings. BSPC began accepting share offers from financial institutions on February 15, 2002. It has been funded by financial institutions, including BTM and Mitsubishi Trust, which made initial contributions of (Yen)2,000 million ("preferred contributions"). BSPC

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES will be disbanded when it sells all shares that it purchased from financial institutions, or by March 31, 2017, at the latest.

BSPC has two accounts to purchase stock from financial institutions; the General Account and the Special Account. In the General Account, each selling financial institution funds the amount of purchase by BSPC without guarantees by the Japanese government, and the financial institution will assume any gains or losses on sales by BSPC of the stocks. In the Special Account, each selling financial institution was required to make contributions of 8% of the selling prices to BSPC for purchases made prior to the effective date of the amendment to the above-mentioned law to fund any future losses ("subordinated contributions"). Effective in August 2003, the requirement of subordinated contributions was eliminated under the amendment to legislation. The purchase amount in the Special Account is funded by borrowings guaranteed by the Japanese government with a limit of (Yen)2.0 trillion. The cumulative net loss on sales of stocks in the Special Account, which will not be determined and finalized before the liquidation of BSPC, will be compensated first by the subordinated contributions, and then by the preferred contributions. If there is a remaining loss, the government, as a guarantor, will be liable for the loss. On the other hand, if there is a cumulative net asset at the time of the liquidation, the asset is first used to repay the preferred contributions and then to repay the subordinated contributions. After that, if any remaining net assets after repayment of subordinated contributions exist, such net assets will be paid out and the amounts will be determined based on the amounts of both contributions. Any remaining net assets in excess of double the amount of the contributions will belong to the Japanese government.

At the establishment of BSPC in January 2002, BTM and Mitsubishi Trust collectively paid (Yen)2,000 million to BSPC as preferred contributions. BTM and Mitsubishi Trust sold marketable equity securities with aggregate market values of (Yen)20,647 million, (Yen)2,289 million and (Yen)135,636 million, respectively, for the fiscal years ended March 31, 2002, 2003 and 2004. At the time of the sales, BTM and Mitsubishi Trust made subordinated contribution to the Special Account of (Yen)1,652 million and (Yen)183 million, respectively, for the fiscal years ended March 31, 2002 and 2003. Also, BTM and Mitsubishi Trust made loans to BSPC to fund its purchases of marketable equity securities. Such loans to BSPC, which are guaranteed by the Japanese government, amounted to (Yen)35,600 million, (Yen)79,735 million and (Yen)7,398 million, respectively, at March 31, 2002, 2003 and 2004. For the fiscal year ended March 31, 2003, the MTFG Group evaluated its preferred contributions of (Yen)2,000 million and subordinated contributions of (Yen)1,835 million for impairment, and recognized an impairment loss of (Yen)3,835 million.

The MTFG Group accounts for the transfers of marketable equity securities to the General Account, if any, as secured borrowings. With respect to the transfers of marketable equity securities to the Special Account with the requirement of subordinated contributions, if the fair value of the securities sold to the Special Account is greater than 10% of the fair value of all securities held by the special account, the MTFG Group accounts for the subordinated contributions as a partial retained interest in the sale. For all period presented, the MTFG Group made no sales of securities whose fair value was greater than 10% of the fair value of all securities held by the Special Account. For the fiscal years ended March 31, 2002, 2003 and 2004, the MTFG Group recognized a gain of (Yen)5,913 million, a loss of (Yen)10 million and a gain of (Yen)27,797 million, respectively, on the sale of marketable equity securities to the Special Account.

The Bank of Japan

The Bank of Japan began purchasing marketable equity securities at fair value from banks, including BTM and Mitsubishi Trust, from November 2002, aiming to enhance the stability of the Japanese financial system by reducing the amount of marketable equity securities on the balance sheets of banks. Transfers of securities to the Bank of Japan are sales transactions without transferors' continuing involvement. BTM and Mitsubishi Trust sold marketable equity securities to the Bank of Japan with aggregate market values of (Yen)181,570 million and (Yen)81,835 million for the fiscal years ended March 31, 2003 and 2004, respectively.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

5.  LOANS

Loans at March 31, 2003 and 2004 by domicile and type of industry of borrower are summarized below:

Classification of loan by industry is based on the industry segment loan classification as defined by the Bank of Japan.

                                                          2003                 2004
                                                  ---------------      ---------------
                                                                (in millions)
Domestic:
   Manufacturing................................. (Yen) 6,034,347      (Yen) 6,000,095
   Construction..................................       1,277,407            1,010,439
   Real estate...................................       4,298,146            4,585,299
   Services......................................       4,953,830            4,344,833
   Wholesale and retail..........................       5,458,337            4,998,952
   Banks and other financial institutions........       3,598,028            3,834,178
   Communication and information services........       1,516,020              874,564
   Other industries..............................       3,858,031            6,169,456
   Consumer......................................       7,425,702            7,951,205/(2)/
                                                  ---------------      ---------------
       Total domestic............................      38,419,848           39,769,021
                                                  ---------------      ---------------
Foreign:
   Governments and official institutions.........         235,093              183,117
   Banks and other financial institutions........         928,059            1,043,904
   Commercial and industrial.....................       8,413,452            7,239,896
   Other.........................................         510,179              318,543
                                                  ---------------      ---------------
       Total foreign.............................      10,086,783            8,785,460
                                                  ---------------      ---------------
Less unearned income and deferred loan fees - net          41,062               28,625
                                                  ---------------      ---------------
       Total..................................... (Yen)48,465,569/(1)/ (Yen)48,525,856/(1)/
                                                  ===============      ===============

--------
Notes:
(1) The above table includes loans held for sale of (Yen)3,965 million and
    (Yen)12,893 million at March 31, 2003 and 2004, respectively.
(2) Domestic loans within the "consumer" category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, the MTFG Group's credit administration system was upgraded and the MTFG Group is now able to present a precise breakdown of the balance of such consumer loans at March 31, 2004 by the type of proprietor business, as presented below:

                                                                  Banks and   Communication                 Total
                                                                    other          and                     included
                               Real                  Wholesale    financial    information    Other           in
Manufacturing Construction    estate      Services   and retail  institutions   services    industries     Consumer
------------- ------------ ------------ ------------ ----------- ------------ ------------- ----------- --------------
                                                    (in millions)
 (Yen)28,229  (Yen)19,283  (Yen)738,377 (Yen)230,730 (Yen)52,253  (Yen)1,200   (Yen)4,121   (Yen)10,620 (Yen)1,084,813

    Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Substantially all domestic loans are made under agreements which, as is customary in Japan, provide that a bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantees with respect to the loans, and that the bank may treat any collateral, whether furnished as security for loans or

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES otherwise, as collateral for all indebtedness to the bank. At March 31, 2003 and 2004, such collateralized loans originated by the MTFG Group, which were principally collateralized by real estate, marketable securities and accounts receivable, amounted to (Yen)8,514,286 million and (Yen)8,396,452 million, respectively, which represented 22% and 21%, respectively, of the total domestic loans at March 31, 2003 and 2004.

Nonaccrual and restructured loans were (Yen)2,732,627 million and
(Yen)1,715,487 million at March 31, 2003 and 2004, respectively. Had interest on these loans been accrued at the original terms of agreement, gross interest income on such loans for the fiscal years ended March 31, 2003 and 2004 would have been approximately (Yen)77.0 billion and (Yen)45.2 billion, respectively, of which approximately (Yen)57.6 billion and (Yen)32.6 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of operations. Accruing loans contractually past due 90 days or more were (Yen)20,399 million and (Yen)15,596 million at March 31, 2003 and 2004, respectively.

Impaired Loans

The MTFG Group's impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2003 and 2004 is shown below:

                                                 2003                        2004
                                      --------------------------- ---------------------------
                                         Recorded     Impairment     Recorded     Impairment
                                       loan balance   allowance    loan balance   allowance
                                      -------------- ------------ -------------- ------------
                                                           (in millions)
Requiring an impairment allowance.... (Yen)2,408,523 (Yen)894,380 (Yen)1,405,761 (Yen)563,560
Not requiring an impairment allowance        211,193           --        183,135           --
                                      -------------- ------------ -------------- ------------
Total................................ (Yen)2,619,716 (Yen)894,380 (Yen)1,588,896 (Yen)563,560
                                      ============== ============ ============== ============

--------
Note: In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of (Yen)3,790 million and
      (Yen)12,637 million at March 31, 2003 and 2004, respectively.

The average recorded investments in impaired loans were approximately
(Yen)4,158 billion, (Yen)3,345 billion and (Yen)2,083 billion, respectively, for the fiscal years ended March 31, 2002, 2003 and 2004.

For the fiscal years ended March 31, 2002, 2003 and 2004, the MTFG Group recognized interest income of approximately (Yen)76.8 billion, (Yen)67.4 billion and (Yen)38.2 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal is certain; otherwise, cash receipts are applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management's assessment.

Lease Receivable

As part of its financing activities, the MTFG Group enters into leasing arrangements with customers. The MTFG Group's leasing operations are performed through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and transportation equipment.

As of March 31, 2003 and 2004, the components of the investment in direct financing leases were as follows:

                                                     2003          2004
                                                 ------------  ------------
                                                        (in millions)
    Minimum lease payment receivable............ (Yen)683,034  (Yen)594,974
    Estimated residual values of leased property       64,537        61,100
    Less--unearned income.......................      (61,222)      (49,920)
                                                 ------------  ------------
    Net investment in direct financing leases... (Yen)686,349  (Yen)606,154
                                                 ============  ============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2004 are as follows:

                                                        Direct
                                                       financing
                                                        leases
                                                     -------------
                                                     (in millions)
             Fiscal year ending March 31:
                2005................................ (Yen)152,191
                2006................................      122,076
                2007................................       86,377
                2008................................       56,331
                2009................................       30,128
                2010 and thereafter.................      147,871
                                                     ------------
             Total minimum lease payment receivables (Yen)594,974
                                                     ============

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

Financial institutions, including the MTFG Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the MTFG Group made loans of (Yen)407,078 million with an original maturity term of 15 years, which were included in the loan portfolio as of March 31, 2003 and 2004. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%.

Under this restructuring program, a Financial Stabilization Fund (the "Special Fund") was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the "New Fund"). These funds are principally invested in Japanese government bonds. The MTFG Group made non-interest-earning deposits of (Yen)176,089 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. The deposit balances as of March 31, 2003 and 2004, which are included in Other Assets, were
(Yen)136,681 million and (Yen)140,828 million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of HLAC.

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

Sales of Loans

The MTFG Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. The Financial Services Agency of Japan (the "FSA") announced in October 2002 that it will strive to reduce the aggregate ratio of nonperforming credits to total credits of major Japanese banks, including MTFG's domestic banking subsidiaries, by approximately half by March 31, 2005. Pursuant to the FSA's policy and in order to improve its loan quality, BTM and Mitsubishi Trust actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third party purchasers including RCC without any continuing involvement. Management of BTM and Mitsubishi Trust generally decide on approvals for disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. For the fiscal years ended March 31, 2002 and 2003, the losses on sales of loans, which represents an additional provision for credit losses on, were (Yen)12,632 million and
(Yen)45,004 million, respectively. The gain on sales of loan was (Yen)8,678 million for the fiscal year ended March 31, 2004. Such losses and gain are included in the provision for credit losses in the accompanying consolidated statements of operations.

Loan Securitization

The MTFG Group had no significant transfers of loans in securitization transactions accounted for as sales for the fiscal years ended March 31, 2002, 2003 and 2004, and did not retain any significant interests associated with loans transferred in securitizations at March 31, 2003 and 2004.

Related Party Loans

In some cases, the banking subsidiaries of MTFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2003 and 2004, outstanding loans to such related parties were not significant.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2002, 2003 and 2004, there were no loans to related parties that were charged-off. Additionally, at March 31, 2003 and 2004, there were no loans to related parties that were impaired.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

6.  ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the fiscal years ended March 31, 2002, 2003 and 2004 are shown below:

                                          2002           2003           2004
                                     -------------- -------------- --------------
                                                     (in millions)
Balance at beginning of fiscal year. (Yen)1,716,984 (Yen)1,735,180 (Yen)1,360,136
                                     -------------- -------------- --------------
Provision (credit) for credit losses        598,412        437,972       (114,109)
                                     -------------- -------------- --------------
Charge-offs.........................        669,381        893,638        378,094
Less--Recoveries....................         65,977         78,827         40,970
                                     -------------- -------------- --------------
Net charge-offs.....................        603,404        814,811        337,124
                                     -------------- -------------- --------------
Others..............................         23,188          1,795        (20,776)
                                     -------------- -------------- --------------
Balance at end of fiscal year....... (Yen)1,735,180 (Yen)1,360,136 (Yen)  888,127
                                     ============== ============== ==============

--------
Note: Others principally include foreign exchange translation and discontinued operations adjustments.

As explained in Note 5, nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans were removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include the decrease in the allowance for credit losses due to loan disposal activity amounting to (Yen)174.0 billion,
(Yen)369.6 billion and (Yen)124.6 billion for the fiscal years ended March 31, 2002, 2003 and 2004, respectively.

7.  PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2003 and 2004 consisted of the following:

                                             2003           2004
                                        -------------- --------------
                                                (in millions)
          Land......................... (Yen)  193,278 (Yen)  171,379
          Buildings....................        432,230        426,691
          Equipment and furniture......        489,307        443,251
          Leasehold improvements.......        234,443        228,104
          Construction in progress.....         20,134          4,136
                                        -------------- --------------
             Total.....................      1,369,392      1,273,561
          Less accumulated depreciation        725,598        693,488
                                        -------------- --------------
          Premises and equipment--net.. (Yen)  643,794 (Yen)  580,073
                                        ============== ==============

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to (Yen)38,750 million and (Yen)40,595 million at March 31, 2003 and 2004, respectively. Accumulated depreciation on such capitalized leases at March 31, 2003 and 2004 amounted to (Yen)22,517 million and (Yen)26,752 million, respectively.

Depreciation expense of premises and equipment for the fiscal years ended March 31, 2002, 2003 and 2004 was (Yen)68,120 million, (Yen)63,015 million and
(Yen)55,799 million, respectively.

In March 1999, BTM sold a 50% undivided interest in its head office land and building (including structure and equipment) for (Yen)91,500 million and in its main office land and building (including structure and equipment) for

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

(Yen)9,100 million to a real estate company. At the same time, BTM entered an agreement to lease back the 50% undivided interest in the buildings sold from the buyer over a period of 7 years. BTM accounted for these transactions as financing arrangements, and recorded the total proceeds of (Yen)100,600 million as a financing obligation. Under the lease agreement, BTM made non-interest-bearing deposits of (Yen)8,000 million with the buyer-lessor in March 1999. The lease payments are determined each year upon negotiations with the buyer-lessor, based on future market conditions and expenditures for significant improvements and the related expenses of the buildings to be born by the buyer-lessor. The lease agreement is noncancelable during the lease period of 7 years. At the end of the lease, BTM has no obligations or options specified in the lease agreement.

At March 31, 2003 and 2004, the financing obligation was (Yen)102,208 million and (Yen)102,795 million, respectively, and total rental payments amounted to
(Yen)6,190 million and (Yen)6,371 million, respectively, for the fiscal years ended March 31, 2003 and 2004.

For the fiscal years ended at March 31, 2003 and 2004, the MTFG Group recognized (Yen)13,004 million and (Yen)5,822 million of impairment losses for long-lived assets, primarily domestic real estate which was either assets formerly used for its domestic banking operations that are no longer used or assets that are used without recoverability of carrying amount. In addition,
(Yen)2,619 million and (Yen)8,661 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2003 and 2004. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if any, or the estimated price based on an appraisal.

8.  GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in Note 1, on April 1, 2002, the MTFG Group adopted SFAS No. 142 which requires that goodwill, formerly subject to amortization, no longer be amortized and be tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets with finite useful lives continue to be amortized over their useful lives while intangible assets with indefinite lives no longer be amortized but rather are subject to impairment testing at least annually.

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

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Goodwill

The changes in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2003 and 2004 were as follows:

                                                        BTM                                 Mitsubishi Trust
                                ---------------------------------------------------  -------------------------------
                                         Global
                                Retail  Corporate Investment Mitsubishi               Trust    Trust        Real
                                Banking  Banking   Banking   Securities     UNBC     Banking   Assets      Estate       Total
                                ------- --------- ---------- ---------- -----------  ------- ----------- ----------- -----------
                                                                          (in millions)
For the fiscal year ended
 March 31, 2003
Balance at March 31, 2002...... (Yen)-- (Yen) 23  (Yen) 509  (Yen)  --  (Yen)11,169  (Yen)-- (Yen)14,735 (Yen)14,950 (Yen)41,386
Impairment recognized by the
 transitional impairment test..      --      (23)      (509)        --           --       --          --          --        (532)
Goodwill acquired during the
 fiscal year...................      --       --         --        408        9,646       --          --          --      10,054
Reclassified to core deposit
 intangible....................      --       --         --         --       (1,799)      --          --          --      (1,799)
Foreign currency translation
 adjustments and other.........      --       --         --         --         (966)      --          --          --        (966)
                                ------- --------  ---------  ---------  -----------  ------- ----------- ----------- -----------
Balance at March 31, 2003...... (Yen)-- (Yen) --  (Yen)  --  (Yen) 408  (Yen)18,050  (Yen)-- (Yen)14,735 (Yen)14,950 (Yen)48,143
                                ======= ========  =========  =========  ===========  ======= =========== =========== ===========

For the fiscal year ended
 March 31, 2004
Balance at March 31, 2003...... (Yen)-- (Yen) --  (Yen)  --  (Yen) 408  (Yen)18,050  (Yen)-- (Yen)14,735 (Yen)14,950 (Yen)48,143
Goodwill acquired during the
 fiscal year...................       9       --         --         --       10,876       61          --          --      10,946
Goodwill written off related to
 sale of subsidiaries..........      --       --         --       (280)          --       --          --          --        (280)
Foreign currency translation
 adjustments and other.........      --       --         --         --       (2,119)      --          --          --      (2,119)
                                ------- --------  ---------  ---------  -----------  ------- ----------- ----------- -----------
Balance at March 31, 2004...... (Yen) 9 (Yen) --  (Yen)  --  (Yen) 128  (Yen)26,807  (Yen)61 (Yen)14,735 (Yen)14,950 (Yen)56,690
                                ======= ========  =========  =========  ===========  ======= =========== =========== ===========

See Note 28 for business segment information of the MTFG Group.

Net income (loss) and amounts per common share for the fiscal years ended March 31, 2002, 2003 and 2004 adjusted to exclude amortization expense related to goodwill were as follows:

                                                                                 2002            2003            2004
                                                                           ---------------  -------------- ---------------
Net income (loss) (in millions):
Reported income (loss).................................................... (Yen)  (216,534) (Yen)  203,288 (Yen)   822,249
Goodwill amortization.....................................................           7,877              --              --
                                                                           ---------------  -------------- ---------------
Adjusted net income (loss)................................................ (Yen)  (208,657) (Yen)  203,288 (Yen)   822,249
                                                                           ===============  ============== ===============
Basic earnings (loss) per share (in yen):
Reported basic earnings (loss) per share--net income (loss) available to common shareholders...................................................... (Yen)(39,733.32) (Yen)33,963.40 (Yen)128,231.00
Goodwill amortization.....................................................        1,418.11              --              --
                                                                           ---------------  -------------- ---------------
Adjusted basic earnings (loss) per share--net income (loss) available to common shareholders...................................................... (Yen)(38,315.21) (Yen)33,963.40 (Yen)128,231.00
                                                                           ===============  ============== ===============
Diluted earnings (loss) per share (in yen):
Reported diluted earnings (loss) per share--net income (loss) available to common shareholders...................................................... (Yen)(39,733.32) (Yen)31,137.71 (Yen)124,917.18
Goodwill amortization.....................................................        1,418.11              --              --
                                                                           ---------------  -------------- ---------------
Adjusted diluted earnings (loss) per share--net income (loss) available to common shareholders...................................................... (Yen)(38,315.21) (Yen)31,137.71 (Yen)124,917.18
                                                                           ===============  ============== ===============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Other intangible assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2003 and 2004:

                                                     2003                                   2004
                                    -------------------------------------- --------------------------------------
                                       Gross                      Net         Gross                      Net
                                      carrying   Accumulated    carrying     carrying   Accumulated    carrying
                                       amount    amortization    amount       amount    amortization    amount
                                    ------------ ------------ ------------ ------------ ------------ ------------
                                                                    (in millions)
Intangible assets subject to
  amortization:
   Software........................ (Yen)354,692 (Yen)196,611 (Yen)158,081 (Yen)396,504 (Yen)181,948 (Yen)214,556
   Core deposit intangible.........        5,486        3,886        1,600        4,041        1,672        2,369
   Other...........................        7,565        3,163        4,402        9,482        5,455        4,027
                                    ------------ ------------ ------------ ------------ ------------ ------------
       Total....................... (Yen)367,743 (Yen)203,660      164,083 (Yen)410,027 (Yen)189,075      220,952
                                    ============ ============              ============ ============
Intangible assets recorded in
  connection with the additional
  minimum pension liabilities under
  SFAS No. 87 (See Note 16)........                                 14,568                                  5,063
Intangible assets not subject to
  amortization.....................                                  8,247                                  8,124
                                                              ------------                           ------------
Total..............................                           (Yen)186,898                           (Yen)234,139
                                                              ============                           ============

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2004 amounted (Yen)119,260 million, which primarily consist of capitalized cost of software. The weighted average amortization period for capitalized software is five years, and the amount of its residual value is immaterial.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

                                                (in millions)
                                                -------------
                   Fiscal year ending March 31,
                      2005.....................  (Yen)63,283
                      2006.....................       56,179
                      2007.....................       41,026
                      2008.....................       27,899
                      2009.....................       13,122

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

9.  INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2002, 2003 and 2004 was as follows:

                                                                                2002           2003           2004
                                                                           -------------  -------------  ------------
                                                                                          (in millions)
Current:
   Domestic............................................................... (Yen)  (8,617) (Yen)  17,971  (Yen) (3,689)
   Foreign................................................................        39,454         43,634        52,964
                                                                           -------------  -------------  ------------
       Total..............................................................        30,837         61,605        49,275
                                                                           -------------  -------------  ------------
Deferred:
   Domestic...............................................................      (115,402)       (26,548)      291,854
   Foreign................................................................       (14,316)        34,417        16,185
                                                                           -------------  -------------  ------------
       Total..............................................................      (129,718)         7,869       308,039
                                                                           -------------  -------------  ------------
   Income tax expense (benefit)...........................................       (98,881)        69,474       357,314
                                                                           -------------  -------------  ------------
Income tax expense (benefit) from discontinued operations.................        (2,951)       (26,597)          744
                                                                           -------------  -------------  ------------
Income tax expense reported in cumulative effect of a change in accounting
  principle...............................................................         3,523             --            --
                                                                           -------------  -------------  ------------
Income tax expense (benefit) reported in shareholders' equity relating to:
   Investment securities available for sale...............................      (229,943)      (337,409)      288,910
   Cumulative effect of a change in accounting principle..................           808             --            --
   Derivatives qualifying for cash flow hedges............................         1,289            513        (1,789)
   Minimum pension liability adjustments..................................       (30,815)       (51,265)       46,395
   Foreign currency translation adjustments...............................         5,444         (3,522)       (4,589)
                                                                           -------------  -------------  ------------
       Total..............................................................      (253,217)      (391,683)      328,927
                                                                           -------------  -------------  ------------
Total..................................................................... (Yen)(351,526) (Yen)(348,806) (Yen)686,985
                                                                           =============  =============  ============

Income taxes in Japan applicable to the MTFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 38.0%, 39.9% and 39.9%, respectively, for the fiscal years ended March 31, 2002, 2003 and 2004. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

In March 2003, MTFG's application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system has become effective for the fiscal year ended March 31, 2003. The new consolidated system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. Due to the adoption of the consolidated corporate-tax system, companies are required to pay, for the fiscal years ended March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate. As a result, the combined normal effective statutory tax rate changed from approximately 38.0% to 39.9% for the fiscal year ended March 31, 2003. The change in tax rate due to adoption of the consolidated-tax system decreased income tax expense by (Yen)37,352 million for the fiscal year ended March 31, 2003.

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

On March 29, 2002, the Metropolitan Government lodged an appeal at the Tokyo High Court. Following the decision of the Tokyo District Court, 16 major banks filed a lawsuit on April 4, 2002 with the Osaka District Court against the Osaka Prefectural Government, seeking to nullify the new tax rule. In response to the lawsuit, on May 30, 2002, the Osaka Prefectural Government enacted a revised tax rule that changed the taxation for the fiscal year ended March 31, 2002 and the fiscal years subject to the new tax rule. Under the revised tax rule, for the fiscal years ended March 31, 2002 and 2003, large banks became subject to local taxes based on the lower of the 3.0% local tax on their gross operating income or the local tax computed based on net income. As a result of the revisions, BTM and Mitsubishi Trust did not pay any local taxes to the Osaka Prefectural Government for the fiscal years ended March 31, 2002 and 2003. BTM and Mitsubishi Trust incurred new local taxes to the Tokyo Metropolitan Government of (Yen)18.4 billion, (Yen)18.6 billion and (Yen)19.6 billion for the fiscal years ended March 31, 2001, 2002 and 2003, respectively. Had BTM and Mitsubishi Trust paid the local taxes based on net income under the former rule, tax expense would have been (Yen)6.6 billion for the fiscal year ended March 31, 2001, and zero for the fiscal years ended March 31, 2002 and 2003.

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

On October 8, 2003, BTM and Mitsubishi Trust made a settlement-at-court with the Tokyo Metropolitan Government and the Tokyo Governor and withdrew their complaints regarding the Tokyo Metropolitan Government's tax on large banks. The settlement included (a) a revision of the applicable tax rate to 0.9% from 3.0%, effective retroactive to the date of the enactment of the local tax in the fiscal year ended March 31, 2001 and (b) a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. On October 7, 2003, the MTFG Group received a tax refund plus accrued interest amounting to (Yen)42.0 billion.

In March 2003, the Japanese government amended the local tax law. Under the amended local tax law, a corporation size-based enterprise tax will be effective, which will supersede the current enterprise tax, including the local taxes levied by the Tokyo Metropolitan Government and Osaka Prefectural Government, from the fiscal year ending March 31, 2005. As a result, the normal effective statutory tax rate for the fiscal year ending March 31, 2005 will be approximately 40.5%. The newly enacted rates were used in calculating the future expected tax effects of temporary differences as of March 31, 2003 that are expected to reverse during and

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES subsequent to the fiscal year ending March 31, 2005. The change in tax rate resulted in a decrease of (Yen)75,121 million in income tax expense for the fiscal year ended March 31, 2003.

Furthermore, in October 2003, the Tokyo Metropolitan Government and the Osaka Prefectural Government enacted a surcharge tax on the corporation sized based enterprise tax under the local tax law amended in March 2003. As a result, the normal effective statutory tax rate will increase approximately 0.1% to approximately 40.6% effective for the fiscal year ending March 31, 2005. The change in tax rate, used in calculating the future expected tax effects of temporary differences, resulted in a decrease of (Yen)3,404 million in income tax expense for the fiscal year ended March 31, 2004.

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of operations to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2002, 2003 and 2004 was as follows:

                                                                         2002   2003   2004
                                                                        -----  -----  -----
Combined normal effective statutory tax rate...........................  38.0%  39.9%  39.9%
Increase (decrease) in taxes resulting from:
   Nondeductible expenses..............................................   2.9    4.1    0.1
   Goodwill amortization...............................................   0.7     --     --
   Dividends from foreign subsidiaries.................................   1.3    3.0    0.7
   Foreign tax credit and payments.....................................  (1.9)   9.5    0.5
   Higher (lower) tax rates applicable to income of subsidiaries.......  (2.7)  (0.4)   0.1
   Foreign income exempted for income tax purpose......................  (0.5)    --     --
   Foreign tax assessment (refund).....................................  (0.7)  (3.2)  (0.1)
   Minority interest...................................................   2.5    0.6    1.2
   Change in valuation allowance.......................................  17.5   14.7  (12.7)
   Expiration of loss carryforwards of subsidiaries....................   0.1    3.3     --
   Enacted change in tax rates.........................................    --  (28.5)  (0.3)
   Realization of previously unrecognized tax benefits of subsidiaries. (11.3) (15.7)  (1.2)
   Other--net..........................................................  (0.6)  (0.9)   2.1
                                                                        -----  -----  -----
Effective income tax rate..............................................  30.7%  26.4%  30.3%
                                                                        =====  =====  =====

In calculating the effective income tax rate for the fiscal year ended March 31, 2002, the reconciling items were subtracted from the combined normal effective statutory tax rate since the loss before income tax benefit was recorded in that year.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MTFG Group's net deferred tax assets at March 31, 2003 and 2004 were as follows:

                                                                                   2003            2004
                                                                              --------------  --------------
                                                                                       (in millions)
Deferred tax assets:
   Allowance for credit losses............................................... (Yen)  694,972  (Yen)  492,269
   Net operating loss carryforwards..........................................        893,459         751,591
   Accrued severance indemnities and pension liabilities.....................        177,602         112,937
   Investment securities.....................................................        149,622              --
   Non-interest-earning deposits with the Special Fund and the New Fund (See
     Note 5).................................................................         16,431          14,329
   Other real estate owned...................................................            227             205
   Accrued liabilities and other.............................................         64,670          77,747
   Sale-and-leaseback transactions...........................................         38,893          38,975
   Derivative financial instruments..........................................             --          11,794
   Depreciation..............................................................         18,622          23,038
   Valuation allowance.......................................................       (318,709)       (133,803)
                                                                              --------------  --------------
       Total deferred tax assets.............................................      1,735,789       1,389,082
                                                                              --------------  --------------
Deferred tax liabilities:
   Investment securities.....................................................             --         331,438
   Deferred profit on property for income tax purposes.......................         15,720          12,771
   Equipment and auto leasing................................................         96,769          81,676
   Derivative financial instruments..........................................         34,934              --
   Other.....................................................................          9,186          14,793
                                                                              --------------  --------------
       Total deferred tax liabilities........................................        156,609         440,678
                                                                              --------------  --------------
Net deferred tax assets...................................................... (Yen)1,579,180  (Yen)  948,404
                                                                              ==============  ==============

The valuation allowance was provided primarily against deferred tax assets recorded at the MTFG Group's domestic subsidiaries with operating loss carryforwards. The net changes in the valuation allowance for deferred income tax assets were an increase of (Yen)62,130 million and a decrease of
(Yen)184,906 million for the fiscal years ended March 31, 2003 and 2004, respectively, which primarily reflected an increase or a decrease in such operating loss carryforwards of these subsidiaries.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

At March 31, 2004, the MTFG Group had operating loss carryforwards of
(Yen)1,737,926 million and tax credit carryforwards of (Yen)489 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

                                        Operating loss  Tax credit
                                        carryforwards  carryforwards
                                        -------------- -------------
                                               (in millions)
           Fiscal year ending March 31:
              2005..................... (Yen)    1,535   (Yen) --
              2006.....................         45,075         --
              2007.....................             41         --
              2008.....................            128         --
              2009.....................         64,043         --
              2010.....................      1,549,025         --
              2011 and thereafter......         56,794        386
           No definite expiration date.         21,285        103
                                        --------------   --------
                  Total................ (Yen)1,737,926   (Yen)489
                                        ==============   ========

In March 2004, the Japanese government extended the period for operating loss carryforwards from 5 years to 7 years under the corporate tax law. This applied retroactively to operating loss carryforwards since fiscal years beginning on or after April 1, 2001.

Income taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2004, such undistributed earnings of foreign subsidiaries amounted to approximately (Yen)298 billion. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with the hypothetical calculation including foreign withholding taxes and foreign tax credits. MTFG has neither plans nor the intention of disposing of investments in foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize its foreign subsidiaries' undistributed earnings. Rather, MTFG will receive a return on investments in foreign subsidiaries by way of dividends.

Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle for the fiscal years ended March 31, 2002, 2003 and 2004 was as follows:

                                   2002          2003          2004
                              -------------  ------------ --------------
                                            (in millions)
       Domestic income (loss) (Yen)(384,676) (Yen)144,551 (Yen)1,045,975
       Foreign income........        62,159       118,373        134,173
                              -------------  ------------ --------------
          Total.............. (Yen)(322,517) (Yen)262,924 (Yen)1,180,148
                              =============  ============ ==============

10.  PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2004, assets mortgaged, pledged, or otherwise subject to lien were as follows:

                                               (in millions)
                                              ---------------
                   Due from banks............ (Yen)        76
                   Trading account securities       2,268,147
                   Investment securities.....       3,461,860
                   Loans.....................       4,420,923
                   Other.....................          41,593
                                              ---------------
                      Total.................. (Yen)10,192,599
                                              ===============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The above pledged assets are classified by type of liabilities to which they relate as follows:

                                                                          (in millions)
                                                                         ---------------
Deposits................................................................ (Yen)   265,636
Call money and funds purchased..........................................         473,600
Payables under repurchase agreements and securities lending transactions       4,711,077
Other short-term borrowings and long-term debt..........................       4,731,714
Other...................................................................          10,572
                                                                         ---------------
   Total................................................................ (Yen)10,192,599
                                                                         ===============

In addition, at March 31, 2004, certain investment securities, principally Japanese national government and Japanese government agency bonds, aggregating
(Yen)5,490,444 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

Under Japanese law, Japanese banks are required to maintain certain minimum reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2003 and 2004, the reserve funds maintained by the MTFG Group, which are included in Cash and Due from Banks and Interest-earning Deposits in Other Banks, were (Yen)2,879,345 million and (Yen)1,946,932 million, respectively. Average reserves during the fiscal years ended March 31, 2003 and 2004 were (Yen)1,302,729 million and (Yen)3,343,265 million, respectively.

Collateral

The MTFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and note receivables and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the MTFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party's right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge a collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MTFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MTFG Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2004, the MTFG Group pledged
(Yen)10,247 billion of collateral that may not be sold or repledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES statutes. Nevertheless, the MTFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor's default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor's default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party's disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2004, the fair value of the collateral accepted by the MTFG Group that is permitted to be sold or repledged was approximately (Yen)10,322 billion, of which approximately (Yen)4,356 billion was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the MTFG Group does not dispose of before counterparties' default in accordance with the customary practice within the Japanese banking industry.

11.  DEPOSITS

The balances of time deposits, including certificates of deposit ("CDs"), issued in amounts of (Yen)10 million (approximately US$96 thousand at the Federal Reserve Bank of New York's noon buying rate on March 31, 2004) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were (Yen)17,439,570 million and
(Yen)5,344,997 million, respectively, at March 31, 2003, and (Yen)15,780,157 million and (Yen)7,080,451 million, respectively, at March 31, 2004.

The maturity information at March 31, 2004 for domestic and foreign time deposits, including CDs, is summarized as follows:

                                                Domestic        Foreign
                                             --------------- --------------
                                                     (in millions)
    Due in one year or less................. (Yen)17,859,043 (Yen)8,841,974
    Due after one year through two years....       3,903,980        104,497
    Due after two years through three years.       2,927,944         38,698
    Due after three years through four years         685,514         16,482
    Due after four years through five years.         944,082         11,793
    Due after five years....................          54,436          2,683
                                             --------------- --------------
       Total................................ (Yen)26,374,999 (Yen)9,016,127
                                             =============== ==============

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

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Debentures at March 31, 2003 and 2004 were comprised of the following:

                                                                 2003         2004
                                                             ------------ ------------
                                                                   (in millions)
Three-year coupon debentures with interest of 0.02% to 0.06%
  (0.02% to 0.30% in 2003).................................. (Yen)260,880 (Yen) 76,427
Five-year coupon debentures with interest of 0.80% to 1.30%
  (0.80% to 1.70% in 2003)..................................      375,180      189,530
                                                             ------------ ------------
   Total.................................................... (Yen)636,060 (Yen)265,957
                                                             ============ ============

All debentures of (Yen)265,957 million at March 31, 2004 will mature in the fiscal year ending March 31, 2005.

13.  CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2002, 2003 and 2004 was as follows:

                                                            2002                   2003                   2004
                                                   ---------------------  ---------------------  ---------------------
                                                                              (in millions)
Average balance during the fiscal year:
   Call money and funds purchased................. (Yen)       1,968,252  (Yen)       2,175,394  (Yen)       2,492,308
   Call loans and funds sold......................             1,230,103                597,004                585,506
                                                   ---------------------  ---------------------  ---------------------
Net funds purchased position...................... (Yen)         738,149  (Yen)       1,578,390  (Yen)       1,906,802
                                                   =====================  =====================  =====================
Call money and funds purchased:
   Outstanding at end of fiscal year:
       Amount..................................... (Yen)       2,542,489  (Yen)       2,689,892  (Yen)       2,871,851
       Principal range of maturities..............      1 day to 30 days       1 day to 30 days       1 day to 30 days
       Weighted average interest rate.............                  0.61%                  0.30%                  0.26%
   Maximum balance at any month-end during the
     fiscal year.................................. (Yen)       2,542,489  (Yen)       2,981,442  (Yen)       4,437,982
   Weighted average interest rate paid during the
     fiscal year..................................                  0.91%                  0.58%                  0.40%

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

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

However, excess cash funds of individual trust accounts are often placed with Mitsubishi Trust that manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MTFG Group's funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions for the fiscal years ended March 31, 2002, 2003 and 2004 is as follows:

                                                             2002            2003            2004
                                                        --------------  --------------  --------------
                                                                         (in millions)
Average balance outstanding during the fiscal year..... (Yen)2,940,975  (Yen)1,691,359  (Yen)1,326,313
Maximum balance at any month-end during the fiscal year      3,533,489       2,188,326       1,403,734
Weighted average interest rate during the fiscal year..           0.57%           0.51%           0.37%

15.  SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2003 and 2004, the MTFG Group had unused lines of credit amounting to (Yen)3,431,430 million and (Yen)3,773,476 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MTFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2003 and 2004 were comprised of the following:

                                                                                 2003            2004
                                                                            --------------  --------------
                                                                                     (in millions)
Domestic offices:
   Loans on notes and acceptances transferred with recourse (rediscount)... (Yen)1,227,170  (Yen)4,029,196
   Commercial paper........................................................        466,000         736,200
   Borrowings from financial institutions..................................        626,000         448,500
   Other...................................................................        221,416         211,440
                                                                            --------------  --------------
       Total domestic offices..............................................      2,540,586       5,425,336
                                                                            --------------  --------------
Foreign offices:
   Commercial paper........................................................        221,209         193,838
   Other...................................................................         92,599          44,208
                                                                            --------------  --------------
       Total foreign offices...............................................        313,808         238,046
                                                                            --------------  --------------
       Total...............................................................      2,854,394       5,663,382
Less unamortized discount..................................................            366             315
                                                                            --------------  --------------
Other short-term borrowings--net........................................... (Yen)2,854,028  (Yen)5,663,067
                                                                            ==============  ==============
Weighted average interest rate on outstanding balance at end of fiscal year           0.48%           0.12%

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

A summary of other short-term borrowing transactions for the fiscal years ended March 31, 2002, 2003 and 2004 was as follows:

                                                             2002            2003            2004
                                                        --------------  --------------  --------------
                                                                         (in millions)
Average balance outstanding during the fiscal year..... (Yen)2,038,669  (Yen)2,763,028  (Yen)3,727,461
Maximum balance at any month-end during the fiscal year      3,318,634       2,870,339       5,663,067
Weighted average interest rate during the fiscal year..           2.24%           1.02%           0.40%

Long-term debt (with original maturities of more than one year) at March 31, 2003 and 2004 was comprised of the following:

                                                                                         2003           2004
                                                                                    -------------- --------------
                                                                                            (in millions)
BTM:
   Obligations under capital leases................................................ (Yen)   22,407 (Yen)   21,194
   Obligation under sale-and-leaseback transactions................................        102,208        102,795
   Unsubordinated debt:
      Insurance companies and other institutions, maturing serially through
        2035, principally 0.25%-7.49%..............................................        350,427        506,286
      Fixed rate bonds, payable in Japanese yen, due 2004-2022, principally
        0.22%-3.00%................................................................      1,730,000      2,001,860
   Subordinated debt:
      Fixed rate notes, payable in United States dollars, due 2010, 8.40%..........        240,250        211,267
      Fixed rate bonds, payable in Japanese yen, due 2006-2013, principally
        0.55%-2.39%................................................................        200,000        320,000
      Fixed rate borrowings, payable in Japanese yen, due 2004-2012,
        principally 1.69%- 6.20%...................................................        402,650        386,150
      Adjustable rate bonds, payable in Japanese yen, due 2011-2012,
        principally 0.56%- 1.05%...................................................         33,000         33,000
      Adjustable rate borrowings, payable in Japanese yen, due 2005-2018,
        principally 0.69%-3.75%....................................................        202,500        176,500
      Adjustable rate borrowings, payable in Yuan, due 2006, principally
        2.80%-3.96%................................................................             --            683
      Floating rate borrowings, payable in Japanese yen, due 2005-2010,
        principally 0.06%- 0.42%...................................................         12,900          9,000
                                                                                    -------------- --------------
         Total.....................................................................      3,296,342      3,768,735
                                                                                    -------------- --------------
Mitsubishi Trust:
   Obligation under capital leases.................................................            585            206
   Unsubordinated debt:
      Insurance companies and other institutions, due 2004-2035, principally
        0.00%-4.75%................................................................         45,947         60,185
   Subordinated debt:
      Fixed rate borrowings, payable in Japanese yen, due 2004-2013,
        principally 1.25%- 4.92%...................................................         53,000         91,000
      Adjustable rate borrowings, payable in Japanese yen, due 2010-2012,
        principally 0.61%-3.25%....................................................         34,000         34,000
      Floating rate borrowings, payable in Japanese yen, due 2006, 0.85%...........         64,000         10,000
      Perpetual bonds, payable in Japanese yen, principally 1.11%-2.25%............         65,600         96,400
      Fixed rate bonds, payable in Japanese yen, due 2010, 2.70%...................         30,000         30,000
      Adjustable rate bonds, payable in Japanese yen, due 2010-2016,
        principally 0.76%- 2.45%...................................................        116,400        116,400
                                                                                    -------------- --------------
         Total.....................................................................        409,532        438,191
                                                                                    -------------- --------------

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                                                                                          2003           2004
                                                                                     -------------- --------------
                                                                                             (in millions)
Other subsidiaries:
   Unsubordinated debt:
      Insurance companies and other institutions, due 2004-2011, principally
        0.32%-11.62%................................................................ (Yen)  225,343 (Yen)  202,599
      0.25% Convertible Bonds due 2014, payable in Japanese yen.....................         51,295         50,700
      Fixed rate bonds and notes, payable in United States dollars, due
        2004-2018, principally 2.20%-6.53%..........................................         38,013         36,380
      Fixed rate bonds and notes, payable in Japanese yen, due 2004-2017,
        principally 0.17%- 4.40%....................................................         98,588        107,045
      Adjustable rate bonds and notes, payable in United States dollars, due
        2007-2023, principally 6.46%-8.44%..........................................          8,744          8,135
      Adjustable rate bonds and notes, payable in Japanese yen, due 2007-2021,
        principally 1.34%-4.71%.....................................................         21,645         10,088
      Floating rate bonds and notes, payable in United States dollars, due
        2005-2010, principally 1.97%-5.10%..........................................          3,585          3,386
      Floating rate bonds and notes, payable in Japanese yen, due 2004-2023,
        principally 0.13%-4.71%.....................................................         65,865         67,386
      Floating rate notes, payable in Euro, due 2017, 4.59%.........................          1,254             --
      Obligations under capital leases and other miscellaneous debt.................         40,476         31,262
                                                                                     -------------- --------------
         Total unsubordinated debt..................................................        554,808        516,981
                                                                                     -------------- --------------
   Subordinated debt:
      Insurance companies and other institutions, due 2005-2010, principally
        3.10%-3.39%.................................................................          4,335          4,605
      Undated notes, payable in Japanese yen, principally 0.40%-4.90%...............         58,000         58,000
      Fixed rate undated notes, payable in Japanese yen, principally 1.40%-2.60%....          9,791         38,967
      Perpetual Bonds, payable in Japanese yen, principally 1.11%-3.15%.............         20,300         20,300
      Fixed rate bonds and notes, payable in United States dollars, due
        2007-2029, principally 5.25%-7.35%..........................................          6,418         49,222
      Fixed rate bonds and notes, payable in Japanese yen, due 2006-2028,
        principally 0.37%- 5.10%....................................................         95,407         89,451
      Adjustable rate undated notes, payable in United States dollars, 3.04%........          4,796             --
      Adjustable rate undated notes, payable in Japanese yen, principally
        0.77%-3.16%.................................................................        335,809        299,448
      Adjustable rate bonds and notes, payable in United States dollars, due
        2009, 2.00%.................................................................          3,556          3,166
      Adjustable rate bonds and notes, payable in Japanese yen, due 2006-2014,
        principally 0.12%-5.93%.....................................................        193,871        180,042
      Floating rate undated notes, payable in Japanese yen, principally
        1.27%-1.57%.................................................................         53,697         91,323
      Floating rate bonds and notes, payable in United States dollars, due
        2006-2013, principally 1.98%-5.12%..........................................          5,996          6,421
      Floating rate bonds and notes, payable in Japanese yen, due 2004-2027,
        principally 0.04%-5.61%.....................................................         60,318         50,556
      Other miscellaneous debt......................................................          2,657          5,480
                                                                                     -------------- --------------
         Total subordinated debt....................................................        854,951        896,981
   Mandatorily redeemable preferred securities of subsidiary grantor trust..........         43,499             --
   Junior subordinated debt payable to subsidiary grantor trust.....................             --         38,989
                                                                                     -------------- --------------
         Total......................................................................      1,453,258      1,452,951
                                                                                     -------------- --------------
Total............................................................................... (Yen)5,159,132 (Yen)5,659,877
                                                                                     ============== ==============

--------
Notes:
1. Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of market indices.
2. 0.25% Convertible Bonds of (Yen)50,700 million, unsubordinated debt of other subsidiaries, can be convertible into common stock of Mitsubishi Securities.
3. Mandatorily redeemable preferred securities of subsidiary grantor trust and Junior subordinated debt payable to subsidiary grantor trust were issued by a wholly owned subsidiary of UNBC (see Notes 23 and 25). On February 19, 2004, they were redeemed by UNBC.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Certain unsubordinated bonds and notes (aggregating (Yen)43,680 million at March 31, 2004), and certain subordinated bonds and notes (aggregating
(Yen)819,948 million at March 31, 2004) issued by subsidiaries are guaranteed, on a subordinated basis, by MTFG, BTM, Mitsubishi Trust or a subsidiary as to payment of principal and interest.

BTM, Mitsubishi Trust and certain other subsidiaries entered into interest rate and currency swaps for certain debt in order to manage exposure to interest rate and currency exchange rate movements. As a result of these swap arrangements, the effective interest rates may differ from the coupon rates reflected in the above table. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2003 and 2004. Certain interest rates are determined by formulas and may be subject to certain minimum and maximum rates. Floating and adjustable rate debt agreements may provide for interest rate floors to prevent negative interest payments (i.e., receipts).

Certain debt agreements permit BTM, Mitsubishi Trust and some other subsidiaries to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

The following is a summary of maturities of long-term debt subsequent to March 31, 2004:

                                             Mitsubishi      Other
                                  BTM          Trust      subsidiaries      Total
                             -------------- ------------ -------------- --------------
                                                  ( in millions )
Fiscal year ending March 31:
   2005..................... (Yen)  474,045 (Yen) 20,237 (Yen)  113,597 (Yen)  607,879
   2006.....................        567,630       30,706        140,305        738,641
   2007.....................        508,059       23,130        119,775        650,964
   2008.....................        289,628          131         48,398        338,157
   2009.....................        368,299          145        112,984        481,428
   2010 and thereafter......      1,561,074      363,842        917,892      2,842,808
                             -------------- ------------ -------------- --------------
       Total................ (Yen)3,768,735 (Yen)438,191 (Yen)1,452,951 (Yen)5,659,877
                             ============== ============ ============== ==============

16.  SEVERANCE INDEMNITIES AND PENSION PLANS

All employees of MTFG are loaned from BTM and Mitsubishi Trust. The employees are subject to severance indemnities and pension plans of each of these subsidiaries as described below, and included in the calculation of pension costs and liabilities of BTM and Mitsubishi Trust.

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

BTM, Mitsubishi Trust, and certain other domestic subsidiaries also have funded contributory defined benefit pension plans (private plans) which cover substantially all of their employees in Japan and provide for lifetime

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES annuity payments commencing at age 65 based on eligible compensation at the time of severance, years of service and other factors. These domestic subsidiaries have Employees' Pension Fund plans ("EPF"s), which are defined benefit pension plans established under the Japanese Welfare Pension Insurance Law ("JWPIL"). These plans are composed of (a) substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL (similar to social security benefits in the United States) and (b) a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of each subsidiary. The subsidiaries with an EPF and their employees are exempted from contributions to Japanese Pension Insurance ("JPI") that would otherwise be required if they had not elected to fund the substitutional portion of the benefit through an EPF arrangement. The EPF, in turn, pays both the corporate and substitutional pension benefits to retired beneficiaries out of its plan assets. Benefits of the substitutional portion are based on a standard remuneration schedule as determined by the JWPIL, but the benefits of the corporate portion are based on a formula determined by each employer/EPF. Pension benefits and plan assets applicable to the substitutional portion are included with the corporate portion of these domestic subsidiaries in the determination of net periodic costs and funded status.

In June 2001, the JWPIL was amended to permit each employer/EPF to separate the substitutional portion from its EPF and transfer the obligation and related assets to the government. The separation process occurs in several phases.

In June 2003, BTM submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion, and the application was approved by the government in August 2003. Upon that approval, BTM began making pension insurance payments to the government and the government assumes the benefit obligations arising from future employee services. To complete the entire separation process, in August 2004, BTM made another application for transfer of the remaining substitutional portion (benefit obligation related to past services), but the timing of the approval is not known yet. Upon the approval of the second application, BTM will transfer to a government agency some of its plan assets and, in exchange, be released from paying the remaining substitutional portion of the benefit obligations for past employee services. The impact on MTFG's consolidated financial statements of the transfers accounted for in accordance with EITF 03-2 is not known and cannot be reasonably estimated until the completion of the transfer, as explained in Note 1 to the consolidated financial statements.

BTM and Mitsubishi Trust also have closed Tax-Qualified Pension Plans ("closed TQPPs"), funded non-contributory defined benefit pension plans, providing benefits to certain retired employees, excluding directors, in Japan, based on eligible compensation at the time of severance, years of service and other factors. BTM's plan covers retired employees whose service period with BTM was 5 years or more, and provides for lifetime or certain limited period annuity payments commencing at age 60. Mitsubishi Trust's plan covers retired employees whose service period with Mitsubishi Trust was 20 years or more, and provides for a 10-year period annuity payment commencing in the month following retirement or, at the option of each eligible employee, at age 60.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Net periodic cost of the severance indemnities and pension plans, net of contributions made by employees, for the fiscal years ended March 31, 2002, 2003 and 2004 included the following components:

                                                                               2002          2003          2004
                                                                           ------------  ------------  ------------
                                                                                         (in millions)
Service cost--benefits earned during the fiscal year...................... (Yen) 22,741  (Yen) 25,295  (Yen) 25,486
Interest costs on projected benefit obligation............................       25,166        24,200        20,126
Expected return on plan assets............................................      (24,403)      (25,450)      (18,547)
Amortization of unrecognized net obligation at transition.................        4,199         4,086         3,943
Amortization of unrecognized prior service cost...........................        3,405         2,132        (1,047)
Amortization of net actuarial loss........................................       10,998        22,506        34,873
Loss on settlements.......................................................        5,240         6,373         4,292
                                                                           ------------  ------------  ------------
Net periodic benefit cost................................................. (Yen) 47,346  (Yen) 59,142  (Yen) 69,126
                                                                           ============  ============  ============
Weighted-average assumptions used:
   Discount rates in determining expense..................................         2.88%         2.47%         1.88%
   Discount rates in determining benefit obligation.......................         2.47          1.88          2.10
   Rates of increase in future compensation level for determining expense.         3.12          3.09          2.96
   Rates of increase in future compensation level for determining benefit
     obligation...........................................................         3.09          2.96          3.12
   Expected rates of return on plan assets................................         4.45          3.73          2.67

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2003 and 2004 for the plans of BTM, Mitsubishi Trust and certain other domestic subsidiaries. BTM and some of its domestic subsidiaries have measured plan assets and benefit obligations at December 31 each fiscal year for the purpose of financial statements, whereas Mitsubishi Trust has used March 31 each year for the measurement date. Accordingly, funded status and amounts recognized in the table below shows the combined amounts of those presented in the consolidated financial statements of these subsidiaries.

                                                                                2003
                                                            --------------------------------------------  --------------
                                                              Severance                                     Severance
                                                             indemnities                                   indemnities
                                                            plans and non-                                plans and non-
                                                             contributory  Contributory                    contributory
                                                            pension plans  pension plans       Total      pension plans
                                                            -------------- -------------  --------------  --------------
                                                                                                   (in millions)
Change in benefit obligation:
  Benefit obligation at beginning of fiscal year........... (Yen) 143,065  (Yen) 835,942  (Yen)  979,007   (Yen)178,619
   Service cost............................................         7,976         17,319          25,295          9,198
   Interest cost...........................................         3,887         20,313          24,200          3,067
   Plan participants' contributions........................            --          2,934           2,934             --
   Amendments..............................................        (3,447)       (44,027)        (47,474)         1,795
   Acquisitions............................................        28,106             --          28,106             --
   Divestitures............................................            --             --              --            (37)
   Actuarial loss (gain)...................................        16,205         90,182         106,387          2,499
   Benefits paid...........................................        (1,893)       (21,299)        (23,192)        (3,449)
   Lump-sum payment........................................       (15,280)            --         (15,280)       (14,637)
                                                            -------------  -------------  --------------   ------------
  Benefit obligation at end of fiscal year.................       178,619        901,364       1,079,983        177,055
                                                            -------------  -------------  --------------   ------------
Change in plan assets:
  Fair value of plan assets at beginning of fiscal year....        78,602        580,511         659,113         77,392
   Actual return (negative return) on plan assets..........       (14,057)       (49,214)        (63,271)        21,036
   Acquisitions............................................        12,248             --          12,248             --
   Divestitures............................................            --             --              --            (24)
   Employer contributions..................................         2,492         85,909          88,401         21,299
   Plan participants' contributions........................            --          2,934           2,934             --
   Benefits paid...........................................        (1,893)       (21,299)        (23,192)        (3,449)
                                                            -------------  -------------  --------------   ------------
  Fair value of plan assets at end of fiscal year..........        77,392        598,841         676,233        116,254
                                                            -------------  -------------  --------------   ------------
  Projected benefit obligation in excess of plan assets at
   end of fiscal year......................................      (101,227)      (302,523)       (403,750)       (60,801)
   Contributions to or benefits paid from plan assets
    during three months ended March 31, 2003 and
    2004...................................................         5,034         10,289          15,323          3,824
   Unrecognized net actuarial loss.........................        75,634        435,413         511,047         48,911
   Unrecognized prior service cost.........................        (2,015)       (26,205)        (28,220)          (289)
   Unrecognized net (asset) obligation at transition.......          (841)        12,115          11,274           (210)
                                                            -------------  -------------  --------------   ------------
   Net amount recognized................................... (Yen) (23,415) (Yen) 129,089  (Yen)  105,674   (Yen) (8,565)
                                                            =============  =============  ==============   ============
Amounts recognized in the balance sheets:
   Prepaid pension cost.................................... (Yen)     334  (Yen)      --  (Yen)      334   (Yen)  8,770
   Accrued pension liability...............................       (75,766)      (245,008)       (320,774)       (50,535)
   Intangible assets.......................................         1,710         12,843          14,553          3,285
   Accumulated other changes in equity from
    nonowner sources.......................................        50,307        361,254         411,561         29,915
                                                            -------------  -------------  --------------   ------------
   Net amount recognized................................... (Yen) (23,415) (Yen) 129,089  (Yen)  105,674   (Yen) (8,565)
                                                            =============  =============  ==============   ============

                                                                  2004
                                                            ------------------------------



                                                            Contributory
                                                            pension plans       Total
                                                            -------------  --------------

Change in benefit obligation:
  Benefit obligation at beginning of fiscal year........... (Yen) 901,364  (Yen)1,079,983
   Service cost............................................        16,288          25,486
   Interest cost...........................................        17,059          20,126
   Plan participants' contributions........................         2,447           2,447
   Amendments..............................................        (2,570)           (775)
   Acquisitions............................................            --              --
   Divestitures............................................            --             (37)
   Actuarial loss (gain)...................................       (30,345)        (27,846)
   Benefits paid...........................................       (23,226)        (26,675)
   Lump-sum payment........................................            --         (14,637)
                                                            -------------  --------------
  Benefit obligation at end of fiscal year.................       881,017       1,058,072
                                                            -------------  --------------
Change in plan assets:
  Fair value of plan assets at beginning of fiscal year....       598,841         676,233
   Actual return (negative return) on plan assets..........        87,756         108,792
   Acquisitions............................................            --              --
   Divestitures............................................            --             (24)
   Employer contributions..................................       114,641         135,940
   Plan participants' contributions........................         2,447           2,447
   Benefits paid...........................................       (23,226)        (26,675)
                                                            -------------  --------------
  Fair value of plan assets at end of fiscal year..........       780,459         896,713
                                                            -------------  --------------
  Projected benefit obligation in excess of plan assets at
   end of fiscal year......................................      (100,558)       (161,359)
   Contributions to or benefits paid from plan assets
    during three months ended March 31, 2003 and
    2004...................................................         5,134           8,958
   Unrecognized net actuarial loss.........................       304,843         353,754
   Unrecognized prior service cost.........................       (27,658)        (27,947)
   Unrecognized net (asset) obligation at transition.......         7,581           7,371
                                                            -------------  --------------
   Net amount recognized................................... (Yen) 189,342  (Yen)  180,777
                                                            =============  ==============
Amounts recognized in the balance sheets:
   Prepaid pension cost.................................... (Yen)  98,489  (Yen)  107,259
   Accrued pension liability...............................      (124,404)       (174,939)
   Intangible assets.......................................         1,772           5,057
   Accumulated other changes in equity from
    nonowner sources.......................................       213,485         243,400
                                                            -------------  --------------
   Net amount recognized................................... (Yen) 189,342  (Yen)  180,777
                                                            =============  ==============

--------
Note: The aggregated accumulated benefit obligations of these plans were
      (Yen)1,012,330 million and (Yen)1,000,965 million, respectively, as of March 31, 2003 and 2004. The severance indemnities plans generally employ a multi-variable, non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans of BTM and Mitsubishi Trust and certain domestic subsidiaries with accumulated benefit obligations in excess of plan assets were (Yen)1,079,983 million, (Yen)1,012,330 million and (Yen)676,233 million, respectively at March 31, 2003 and (Yen)802,134 million, (Yen)767,077 million and (Yen)583,180 million, respectively at March 31, 2004.

Pension plans are not fully integrated among subsidiaries of the MTFG Group and plan assets are managed separately by each plan:

BTM

Asset allocation

BTM's contributory pension plan asset allocations at December 31, 2002 and 2003, by asset category were as follows:

                                                            Contributory Pension Plan Assets at
                                                              December 31,
                                                            ----------------------------------
                      Asset Category                            2002              2003
                      --------------                        --------          --------
   EPF assets..............................................   89.66%            88.90%
      Fund for corporate portion...........................   89.66             68.98
          Japanese equity securities.......................   20.39             18.51
          Japanese debt securities.........................   26.12             27.71
          General account of life insurance companies*.....   26.62             11.12
          Non-Japanese equity securities...................    8.26              5.92
          Non-Japanese debt securities.....................    7.04              5.48
          Short-term assets................................    1.23              0.24
      Fund for substitutional portion......................      --             19.92
          Japanese short-term monetary assets**............      --              6.06
          General account of life insurance companies*.....      --             13.86
   Assets retained in employee retirement benefit trust....   10.34             11.10
          Japanese equity securities.......................   10.34             11.10
                                                             ------            ------
                                                             100.00%           100.00%
                                                             ======            ======

Japanese equity securities include the MTFG Group's common stock in the amounts of (Yen)1,047 million (0.24% of contributory pension plan assets) and
(Yen)1,330 million (0.27% of contributory pension plan assets) at December 31, 2002 and 2003, respectively.

Japanese debt securities include the MTFG Group's debt securities in the amounts of (Yen)274 million (0.06% of contributory pension plan assets) and
(Yen)617 million (0.12% of contributory pension plan assets) at December 31, 2002 and 2003, respectively.

The contributory pension plan assets consisted of EPF and an employee retirement benefit trust. BTM is in the process of transferring to the Japanese Government the substitutional portion of EPF liabilities, and the assets will be delivered to the Employees' Pension Insurance when the transfer procedure is completed. Therefore, the EPF assets are separated into a fund for the corporate portion (hereafter called "fund for the corporate portion"), and a fund for the substitutional portion of EPF (hereafter called "fund for the substitutional portion").
--------
Notes:
* "General account of life insurance companies" is a contract with life insurance companies that guarantees a return of approximately 0.75% (from April 2003 to March 2004), which is mainly invested in assets with low market risk such as Japanese debt securities. In terms of pension plan asset allocation, BTM regards the general account in the same category as Japanese debt securities, because it is generally believed that there is a high degree of correlation between their performances. BTM carefully monitors life insurance companies by credit rating and other assessments.
** Includes bank deposit for benefit payments at December 31, 2003.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The asset allocations of BTM and certain domestic subsidiaries in severance indemnities plans and non-contributory pension plans are as follows.

                                         Asset ratio at December 31,
                                         --------------------------
                        Asset category     2002          2003
                        --------------   ------        ------
                       Equity securities  71.03%        74.23%
                       Debt securities..  21.42         18.26
                       Others...........   7.55          7.51
                                            ------        ------
                          Total......... 100.00%       100.00%
                                            ======        ======

--------
Note: BTM's severance indemnities plan assets are an employee retirement benefit trust invested in Japanese equity securities.

Investment policies

BTM's target asset allocation for funds for the corporate portion in contributory pension plans, which is the EPF funds not including the funds for the substitutional portion, is as follows:

                                                Asset ratio at
                        Asset Category         December 31, 2003
                        --------------         -----------------
                Japanese equity securities....        25.3%
                Japanese debt securities......        57.1
                Non-Japanese equity securities        10.2
                Non-Japanese debt securities..         7.4
                                                     -----
                   Total......................       100.0%
                                                     =====

BTM regards that the purpose of contributory pension plan investments is to achieve assured benefits and stable contributions through proper risk control and return maximization. BTM attaches a great deal of importance to the long-term performance of its contributory pension plan investments to achieve assured benefits. BTM fixes the long-term asset allocation, which will be maintained for approximately five years, for efficient long-term investment return. The long-term asset allocation is based on optimal portfolios, which are estimated by expected return and risk according to each asset class, while considering BTM's risk tolerance.

BTM invests the fund for the substitutional portion in assets with high liquidity and low market risk, because these assets will be delivered to the Employees' Pension Insurance when the refund procedure is completed. As a general rule, BTM reviews its investment policies approximately every five years. Additionally, a review is made in the following situations: large fluctuations in pension plan liabilities caused by modifications of pension plans, or changes in the market environment. BTM carefully examines investment in alternative assets, such as derivatives or hedge funds, while considering BTM's investment administration structure. BTM controls risk on its pension plan portfolio by standard deviation analysis. Additionally, BTM requires and checks that investment companies tracks errors in each asset class within a designated range.

BTM regards that the purpose of employee retirement benefit trust investment is to achieve assured benefits by contribution of assets to the trust. Employee retirement benefit trust assets are invested in Japanese equity securities. This asset allocation will be held for the mid-term, but it is undecided whether it will be held in the long term.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

BTM's severance indemnities plan consists of an employee retirement benefit trust. The trust's purpose and basic policy is described above. BTM's TQPPs has closed and there are no more new beneficiaries. Therefore, to achieve assured benefit, the fund is invested in assets with low market risk.

Basis and procedure for estimating long-term return of each asset class

The expected long-term return on the fund for the corporate portion of the contributory pension plan is 3.7% for each asset class. The expected rate of return for each asset class is based on long-term prospects for the economy, historical performance, market environment, and some other factors. The expected rate of return on the fund for the substitutional portion of the contributory pension plan is estimated as 0.6% based on historical performance.

The expected rate of return on the employee retirement benefit trust is estimated as 1.0% based on the expected dividend yield on Japanese equity securities. Expected capital return is not taken into account, because the long-term asset allocation is undecided.

BTM's severance indemnities plan consists of an employee retirement benefit trust. The trust's expected return is as described above.

Expected rate of return on closed TQPPs is estimated as 2.73% based on the performance over the last three fiscal years.

Cash flows

BTM and certain other domestic subsidiaries expect to contribute approximately
(Yen)21 billion to pension plans in the fiscal year ending March 31, 2005 based upon their current funded status and expected asset return assumptions.

Mitsubishi Trust

Asset allocation

The asset allocations of Mitsubishi Trust's severance indemnities plans, contributory pension plans and non-contributory pension plans are as follows.

                          Asset category         Asset ratio at March 31,
                          --------------         -----------------------
                                                   2003         2004
                                                 ------       ------
                  Japanese equity securities....  36.9%        60.9%
                  Japanese debt securities......  17.0         12.7
                  Non-Japanese equity securities  10.4          6.6
                  Non-Japanese debt securities..  10.1         11.7
                  Real estate...................   3.5          2.3
                  Others........................  22.1          5.8
                                                 -----        -----
                     Total...................... 100.0%       100.0%
                                                 =====        =====

--------
Note: Others include mainly short term deposit, short term money market product, and short term investment products.

Equity securities include the MTFG Group's common stock in the amounts of
(Yen)205 million (0.12 % of total plan assets) and (Yen)514 million (0.16 % of total plan assets) at March 31, 2003 and 2004, respectively.

Debt securities include the MTFG Group's debt securities in the amounts of
(Yen)63 million (0.04 % of total plan assets) and (Yen)154 million (0.05 % of total plan assets) at March 31, 2003 and 2004, respectively.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Investment policies

Mitsubishi Trust's target asset allocation for funds is as follows:

                                                Asset ratio at
                         Asset category         March 31, 2004
                         --------------         --------------
                 Japanese equity securities....      57.3%
                 Japanese debt securities......      14.4
                 Non-Japanese equity securities       7.5
                 Non-Japanese debt securities..      11.2
                 Others........................       9.6
                                                    -----
                    Total......................     100.0%
                                                    =====

The investment policy for the pension plan assets is based on an asset liability strategy which is intended to maintain adequate liquidity for benefit payments and achieve long-term returns on assets allocation. Mitsubishi Trust does not rebalance the proportion of pension plan assets, periodically. Mitsubishi Trust rebalances the allocation of pension plan assets only when it is necessary to adjust the gap between actual return and short-term return target.

Plan assets are well diversified to reduce exposure to risks and the diversification of countries and currencies are taken into account specifically in investing in foreign assets. Furthermore, Mitsubishi Trust's plan assets are intended to avoid speculative investments in the case of investing in derivative instruments.

Basis and procedure for estimating long-term return of each asset class

The expected rate of return on plan assets is based on building-block method, which calculates total pension assets' rate of return by aggregating the weighted rate of return of each plan asset.

Mitsubishi Trust decided the expected rate of return for each asset class as below:

..   Japanese equity securities: the rate for Japanese debt securities plus a premium for the risk associated with Japanese equity securities

..   Japanese debt securities: economic growth rate of Japan

..   Non-Japanese equity securities: the rate for non-Japanese debt securities plus a premium for the risk associated with non-Japanese equity securities

..   Non-Japanese debt securities: global economic growth rate

..   Others: the rate for Japanese debt securities minus interest rate spread

Cash flows

Mitsubishi Trust expects to contribute approximately (Yen)13 billion to pension plans in the fiscal year ending March 31, 2005 based upon their current funded status and expected asset return assumptions.

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

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

In accordance with BTM's, Mitsubishi Trust's and certain domestic subsidiaries' employment practices, certain early-terminated employees are entitled to special lump-sum termination benefits. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2002, 2003 and 2004 were (Yen)9,914 million, (Yen)14,150 million and (Yen)12,536 million, respectively.

In accordance with amendments to the relevant welfare pension legislation, BTM amended its contributory defined benefit pension plans to change the age of commencement of lifetime annuity payments from 60 to 65 in January 2002, which was reflected in the consolidated financial statements for the fiscal year ended March 31, 2003 because of BTM's measurement date of December 31, 2001. Furthermore, in November 2002, BTM amended its pension plan to reduce employee pension benefits by amounts ranging from 7% to 20%, which will be payable to employees who retire on or after April 1, 2003. The effect of the negative amendments was a decrease of (Yen)44,027 million in the projected benefit obligation. Mitsubishi Securities, one of BTM's securities subsidiaries, amended its pension plan to change the lifetime annuity payments to limited period annuity payments. The amendment resulted in a decrease of (Yen)3,447 million in the projected benefit obligation.

For the fiscal year ended March 31, 2004, Mitsubishi Trust integrated the pension plans of Mitsubishi Trust, former NTB and former TTB. The severance indemnities plan and the government-sponsored contributory pension plan of NTB and TTB were integrated into and succeeded by the respective Mitsubishi Trust's plans (NTB and TTB did not have tax-qualified contributory pension plans). The integration increases prior service costs of NTB and TTB employees and, at the same time, Mitsubishi Trust's plans were amended to reduce pension benefits. Former employees of NTB and TTB had been treated as if they had joined the Mitsubishi Trust's plan for years of service. The net effect of the integration and amendment is recognition of (Yen)775 million of negative prior service cost and a decrease in the projected benefit obligation in the aggregate.

During the fiscal years ended March 31, 2002, 2003 and 2004, BTM and Mitsubishi Trust entered into retirement benefit trust agreements with a domestic trust bank and contributed marketable equity securities with a fair value of
(Yen)133,158 million, (Yen)24,612 million and (Yen)87,586 million, respectively, to the trusts designated to pay benefits for their severance indemnities plans and contributory pension plans. The contributions were accounted for as sales with an aggregate gain of (Yen)26,225 million, a loss of
(Yen)1,175 million and a gain of (Yen)14,452 million, respectively, recognized for the years then ended. Such contributions were accounted for as sales because the transfer met the sale accounting criteria of SFAS No. 140, and the securities placed into the trust were qualified as plan assets as defined by SFAS No. 87.

Foreign Offices and Subsidiaries

Foreign offices and subsidiaries also have defined contribution plans and/or defined benefit plans. The cost of such plans charged to operations for the fiscal years ended March 31, 2002, 2003 and 2004 were (Yen)5,682 million,
(Yen)7,140 million and (Yen)8,285 million, respectively, including (Yen)2,584 million, (Yen)3,487 million and (Yen)3,635 million, respectively, for defined contribution plans.

Foreign offices and subsidiaries have postemployment and/or postretirement plans for eligible employees and retirees. The costs charged to operations for the fiscal years ended March 31, 2002, 2003 and 2004 were (Yen)1,373 million,
(Yen)1,962 million and (Yen)3,164 million, respectively.

Certain of MTFG's subsidiaries in the United States of America maintain employees' retirement plans, which are qualified retirement plans covering substantially all of the employees of such subsidiaries. The plans are non-contributory defined benefit plans, which provide benefits upon retirement based on years of service and average compensation. The plans are funded on a current basis in compliance with the requirement of the Employee

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Retirement Income Security Act of the United States of America. These subsidiaries also provide certain post employment benefits and postretirement benefits other than pensions for employees. Plan assets are generally invested in U.S. government securities, corporate bonds and mutual funds.

The net periodic cost of the employees' retirement and other benefit plans of certain offices and subsidiaries in the United States of America for the fiscal years ended March 31, 2002, 2003 and 2004 include the following components:

                                                                               2002         2003         2004
                                                                           -----------  -----------  -----------
                                                                                       (in millions)
Service cost--benefits earned during the fiscal year...................... (Yen) 3,521  (Yen) 4,492  (Yen) 5,060
Interest costs on projected benefit obligation............................       6,317        7,550        7,567
Expected return on plan assets............................................      (7,462)      (9,167)      (9,769)
Amortization of unrecognized net obligation at transition.................         233          455          307
Amortization of unrecognized prior service cost...........................         (30)         (31)         (89)
Amortization of net actuarial loss........................................         378          722        1,866
                                                                           -----------  -----------  -----------
Net periodic benefit cost................................................. (Yen) 2,957  (Yen) 4,021  (Yen) 4,942
                                                                           ===========  ===========  ===========
Weighted-average assumptions used:
   Discount rates in determining expense..................................        7.53%        7.30%        6.79%
   Discount rates in determining benefit obligation.......................        7.30         6.79         6.23
   Rates of increase in future compensation level for determining expense.        5.00         4.89         4.90
   Rates of increase in future compensation level for determining benefit
     obligation...........................................................        4.89         4.90         5.03
   Expected rates of return on plan assets................................        8.30         8.35         8.24

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The following table sets forth the funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2003 and 2004 for the employees' retirement and other benefit plans of certain offices and subsidiaries in the United States of America:

                                                                                 2003          2004
                                                                             ------------  ------------
                                                                                    (in millions)
Change in benefit obligation:
 Benefit obligation at beginning of fiscal year............................. (Yen)107,916  (Yen)119,451
   Service cost.............................................................        4,492         5,060
   Interest cost............................................................        7,550         7,567
   Plan participants' contributions.........................................          202           228
   Amendments...............................................................       (1,071)         (682)
   Actuarial loss...........................................................       15,836         7,774
   Benefits paid............................................................       (4,678)       (4,983)
   Translation adjustments..................................................      (10,796)      (13,963)
                                                                             ------------  ------------
 Benefit obligation at end of fiscal year...................................      119,451       120,452
                                                                             ------------  ------------
Change in plan assets:
 Fair value of plan assets at beginning of fiscal year......................       94,787        96,448
   Actual return (negative return) on plan assets...........................       (9,015)       21,741
   Employer contributions...................................................       24,154        14,755
   Plan participants' contributions.........................................          202           228
   Benefits paid............................................................       (4,577)       (4,925)
   Translation adjustments..................................................       (9,103)      (12,764)
                                                                             ------------  ------------
 Fair value of plan assets at end of fiscal year............................       96,448       115,483
                                                                             ------------  ------------
 Projected benefit obligation in excess of plan assets at end of fiscal year      (23,003)       (4,969)
   Unrecognized net actuarial loss..........................................       47,866        36,826
   Unrecognized prior service cost..........................................          156          (412)
   Unrecognized net obligation at transition................................        3,343         2,599
                                                                             ------------  ------------
     Net amount recognized.................................................. (Yen) 28,362  (Yen) 34,044
                                                                             ============  ============
Amounts recognized in the balance sheets:
   Prepaid pension cost..................................................... (Yen) 30,645  (Yen) 37,147
   Accrued pension liability................................................       (3,375)       (3,559)
   Intangible assets........................................................           15             6
   Accumulated other changes in equity from nonowner sources................        1,077           450
                                                                             ------------  ------------
     Net amount recognized.................................................. (Yen) 28,362  (Yen) 34,044
                                                                             ============  ============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

17.  OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2003 and 2004 were as follows:

                                                                                             2003           2004
                                                                                        -------------- --------------
                                                                                                (in millions)
Other assets:
   Accounts receivable:
       Receivables from brokers, dealers and customers for securities transactions..... (Yen)  445,617 (Yen)  267,155
       Other...........................................................................        227,669        255,988
   Investments in affiliated companies.................................................         60,814         83,705
   Other real estate owned, net........................................................          7,337          3,577
   Non-interest-earning deposits with the Special Fund and the New Fund (See
     Note 5)...........................................................................        136,681        140,828
   Other...............................................................................        851,920      1,283,775
                                                                                        -------------- --------------
          Total........................................................................ (Yen)1,730,038 (Yen)2,035,028
                                                                                        ============== ==============
Other liabilities:
   Accounts payable:
       Payables to brokers, dealers and customers for securities transactions.......... (Yen)  706,899 (Yen)  734,636
       Other...........................................................................        471,274        409,455
   Deferred tax liabilities............................................................         60,866         57,561
   Allowance for off-balance-sheet credit instruments..................................         83,274        110,671
   Accrued pension liability...........................................................        330,942        190,237
   Minority interest...................................................................        338,728        363,948
   Accrued and other liabilities.......................................................        580,520        601,168
   Guarantees and indemnifications.....................................................         17,680         21,566
                                                                                        -------------- --------------
          Total........................................................................ (Yen)2,590,183 (Yen)2,489,242
                                                                                        ============== ==============

At March 31, 2003 and 2004, the valuation allowance to write down the carrying amounts of other real estate owned to their estimated fair value less estimated cost to sell was (Yen)5,814 million and (Yen)499 million, respectively. The valuation allowance decreased by (Yen)26,461 million, (Yen)5,381 million and
(Yen)5,315 million, respectively, during the fiscal years ended March 31, 2002, 2003 and 2004.

Investments in affiliated companies, which are accounted for using the equity method, include marketable equity securities carried at (Yen)11,743 million and
(Yen)13,275 million, respectively, at March 31, 2003 and 2004. Corresponding aggregated market values were (Yen)17,975 million and (Yen)43,171 million, respectively.

18.  PREFERRED STOCK

By the Articles of Incorporation, MTFG was originally authorized to issue 81,400 shares of Class 1 Preferred Stock, 100,000 shares of Class 2 Preferred Stock, 120,000 shares of Class 3 Preferred Stock and 120,000 shares of Class 4 Preferred Stock, without par value.

All classes of preferred stock to be issued are non-voting and have equal preference with MTFG's common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of MTFG. They are all non-cumulative and non-participating with respect to dividend payments. Shareholders of Class 1, Class 2, Class 3 and Class 4 Preferred Stock receive a liquidation distribution at (Yen)3,000 thousand, (Yen)2,000 thousand,
(Yen)2,500 thousand and (Yen)2,500 thousand per share, respectively, and do not have the right to participate in any further liquidation distributions.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Class 1 Preferred Stock

Class 1 Preferred Stock is redeemable at the option of MTFG. An annual dividend (not to exceed (Yen)82,500 per share) and redemption terms, including a redemption price, are stipulated by the Articles of Incorporation.

On January 21, 1999, BTM issued 81,400 thousand shares of Class 1 preferred stock at (Yen)3,000 per share ((Yen)244,200 million in the aggregate). On April 2, 2001, MTFG issued 81,400 shares of Class 1 Preferred Stock in exchange for Class 1 preferred stock of BTM at an exchange ratio of one share of MTFG's Class 1 Preferred Stock for each 1,000 shares of BTM Class 1 preferred stock.

MTFG may redeem shares of Class 1 Preferred Stock at (Yen)3,000 thousand per share, in whole or in part and proposes to appropriate (Yen)244.2 billion of capital surplus to use in redeeming the shares of Class 1 Preferred Stock through a resolution of the Board of Directors as provided for in the Code and the Articles of Incorporation of MTFG.

Class 2 Preferred Stock

Class 2 Preferred Stock is convertible into common stock at the option of the shareholders during a conversion period. The conversion is mandatory on the date immediately following the closing date of the conversion period. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed (Yen)16,200 per share), and conversion terms, including a conversion period.

On March 31, 1999, Mitsubishi Trust issued 100,000 thousand shares of Class 1 preferred stock at (Yen)2,000 per share ((Yen)200,000 million in the aggregate). On April 2, 2001, MTFG issued 100,000 shares of Class 2 Preferred Stock in exchange for Class 1 preferred stock of Mitsubishi Trust at an exchange ratio of one share of MTFG's Class 2 Preferred Stock for each 1,000 shares of Mitsubishi Trust's Class 1 preferred stock.

At the option of the shareholders, Class 2 Preferred Stock is convertible into common stock during the period from July 31, 2003 to July 31, 2008 at the initial conversion price of (Yen)1,357,559.2 per share. The conversion price is to be revised annually on August 1 of each year from 2003 through 2007 to reflect, with certain adjustments, as defined, the average market closing price of the common stock of MTFG traded on the Tokyo Stock Exchange for the 30 business days starting from the 45th business day prior to the date of revision of the conversion price. The conversion price will not exceed the initial conversion price of (Yen)1,357,559.2 nor be below (Yen)696,878.5 unless certain events or circumstance, as defined, arise after the issuance of Class 2 Preferred Stock shares.

Class 2 Preferred Stock shares which are not converted at the option of the shareholders will be mandatorily converted into common stock on August 1, 2008, at the conversion price determined based on the average market closing price of the common stock traded on the Tokyo Stock Exchange for the 30 business days starting from the 45th business day prior to the date of mandatory conversion. In the event that the average market closing price is below the (Yen)714,285.0, the conversion price will be (Yen)714,285.0.

During the fiscal year ended at March 31, 2003, MTFG issued 489,694 of new shares of common stock at the price of (Yen)475,000 per share. As a result of the issuance of new shares of common stock, the initial conversion price of Class 2 Preferred Stock has been adjusted from (Yen)1,391,428.0 to
(Yen)1,357,559.2, and the upper limit and the lower limit of the conversion price that will be revised annually has been adjusted from (Yen)1,391,428.0 to
(Yen)1,357,559.2 and from (Yen)714,285.0 to (Yen)696,898.5, respectively.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

On July 10, 2003, MTFG announced that, pursuant to the terms and conditions of Class 2 Preferred Stock provided in the Articles of Incorporation, the conversion price of the Class 2 Preferred Stock has been reset from
(Yen)1,357,559.2 to (Yen)696,898.5 reflecting the low average market price of MTFG's common stock during the period before July 10, 2003. The reset conversion price is effective from August 1, 2003 to July 31, 2004.

On July 9, 2004, MTFG announced that, pursuant to the terms and conditions of Class 2 Preferred Stock provided in the Articles of Incorporation, the conversion price of the Class 2 Preferred Stock has been reset from
(Yen)696,898.5 to (Yen)971,415.0 reflecting the high average market price of MTFG's common stock during the period before July 9, 2004. The reset conversion price is effective on and after August 1, 2004.

For the fiscal year ended March 31, 2004, 85,000 shares of Class 2 Preferred Stock were converted into 243,938 shares of common stock at the option of the shareholders and the outstanding Class 2 Preferred Stock was 15,000 shares at March 31, 2004.

As a consequence of the conversion Class 2 Preferred Stock decreased by
(Yen)85,000 million from (Yen)100,000 million at March 31, 2003 to (Yen)15,000 million at March 31, 2004 and common stock increased by (Yen)85,000 million from (Yen)984,708 million at March 31, 2003 to (Yen)1,069,708 million at March 31, 2004.

For the fiscal years ended March 31, 2003 and 2004, Class 2 Preferred Stock was determined to be dilutive securities and was included in the computation of diluted earnings per common share.

Class 3 Preferred Stock

Class 3 Preferred Stock is redeemable at the option of MTFG. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed (Yen)250,000 per share), and redemption terms, including a redemption price. No shares of the Class 3 Preferred Stock were issued and outstanding at March 31, 2003 and 2004.

Class 4 Preferred Stock

Class 4 Preferred Stock is convertible into common stock at the option of preferred stock shareholders during the conversion period. The conversion is mandatory required on the date immediately following the closing date of the conversion period. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed (Yen)125,000 per share), and conversion terms, including the conversion period. No shares of the Class 4 Preferred Stock were issued and outstanding at March 31, 2003 and 2004.

MTFG may, at any time, repurchase and retire, at fair value, any Classes of Preferred Stock out of earnings available for distribution to shareholders.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

19.  COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2002, 2003 and 2004 were as follows:

                                                                               2002      2003      2004
                                                                             --------- --------- ---------
                                                                                       (shares)
Balance at beginning of fiscal year......................................... 5,587,068 5,742,468 6,232,162
Issuance of new shares of common stock......................................        --   489,694        --
Issuance of new shares of common stock in exchange for the shares of NTB....   155,400        --        --
Issuance of new shares of common stock in exchange for the shares of Class 2
  Preferred Stock...........................................................        --        --   243,938
                                                                             --------- --------- ---------
Balance at end of fiscal year............................................... 5,742,468 6,232,162 6,476,100
                                                                             ========= ========= =========

Under the Code, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account ("legal capital surplus") for the remaining amounts.

The Code permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a "stock split," as defined in the Code (see
Note 1). Also, the Code prior to April 1, 1991 permitted Japanese companies to issue free share distributions. BTM and Mitsubishi Trust from time to time made free share distributions. These free distributions usually were from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders' record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTM and Mitsubishi Trust at March 31, 2004, would have increased capital accounts by
(Yen)1,910,106 million with a corresponding decrease in unappropriated retained earnings. MTFG did not issue shares in the form of "stock split" in any of three years in the period ended March 31, 2004.

The Code permits, upon approval of the Board of Directors, the transfer of amounts from the legal capital surplus to the capital stock account.

The Code, as amended effective on October 1, 2001 (the "Code Amendments") permits Japanese companies to effect purchases of their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as its treasury shares indefinitely regardless of purpose. However, the Code requires the amount of treasury stock purchased be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to a public offering of shares for subscription. Prior to the amendment, in principle, reacquisition of treasury shares was prohibited with the exception of reacquisition for retirement and certain limited purposes, as specified by the Code. Any treasury shares were required to be disposed of in the near term.

Parent Company Shares Held by Subsidiaries

At March 31, 2004, certain subsidiaries owned shares of common stock of MTFG. Such shares are included in treasury stock in the accompanying consolidated balance sheets and deducted from MTFG's shareholders' equity. For the fiscal year ended March 31, 2003, MTFG shares held by BTM were written down for tax purposes. The tax consequence of such write-down was treated as a capital transaction and credited to capital surplus.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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

Under the Banking Law Amendments

Effective October 1, 2001, under the Banking Law Amendments, Japanese banks, including BTM and Mitsubishi Trust, are permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES aside as appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Code.

The Code permits the transfer, upon approval of the shareholders, of a portion of unappropriated retained earnings available for dividends to stated capital as defined in the Code.

Unappropriated Retained Earnings and Dividends

Under the Code, the amount available for dividends is based on the amount recorded in MTFG's general books of account maintained in accordance with accounting principles generally accepted in Japan ("Japanese GAAP"). The adjustments included in the accompanying consolidated financial statements but not recorded in MTFG's general books of account as explained in Note 1 have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for legal reserve as described above, the Code and the Banking Law impose certain limitations on the amount available for dividends. Under the Banking Law, MTFG, BTM and Mitsubishi Trust have to meet the minimum capital adequacy requirements and distributions of retained earnings of MTFG, BTM and Mitsubishi Trust, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purpose.

MTFG was established on April 2, 2001 with common stock of (Yen)924,400 million, preferred stock of (Yen)222,100 million, legal capital surplus of
(Yen)2,838,693 million and no retained earnings in accordance with the Code and accounting principles generally accepted in Japan.

MTFG's amount available for dividends, as of March 31, 2004, is (Yen)674,250 million, which is based on the amount recorded in MTFG's general books of account under Japanese GAAP. MTFG's amount available for dividends increased by
(Yen)31,241 million compared with (Yen)643,009 million as of March 31, 2003.

Annual dividends, including those for preferred stock, are approved by the shareholders at an annual general meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semi-annual interim dividend payment may be made by resolution of the Board of Directors, subject to limitations imposed by the Code and the Banking Law.

In the accompanying consolidated statements of shareholders' equity, dividends and appropriations to legal reserve shown for each fiscal year represent dividends approved and paid during the fiscal year and the related appropriation to legal reserve.

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

In Japan, MTFG, BTM, and Mitsubishi Trust are subject to regulatory capital requirements administered by the FSA in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with foreign offices conducting international operations, as defined, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations.

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, the minimum target capital ratio of 8.0% is required. The capital adequacy guidelines adopt the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements and involve quantitative credit measures of the assets and certain off-balance-sheet items as calculated under accounting principles generally accepted in Japan. The MTFG Group's proprietary assets do not include trust assets under management and administration in a capacity of agent or fiduciary and, accordingly trust account assets are generally not included in the capital measure. However, guarantees for trust principal are counted as off-balance-sheet items requiring a capital charge in accordance with the capital adequacy guidelines. Also, a banking institution engaged in certain qualified trading activities, as defined, is required to calculate an additional capital charge for market risk using either the institution's own internal risk measurement model or a standardized process proposed and defined by the Bank for International Settlements. Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I generally consists of shareholders' equity (including common stock, preferred stock, capital surplus, minority interests and retained earnings) less any recorded goodwill. Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to some limitations, up to 50% of Tier I capital. Preferred stocks are includable in Tier I capital unless the preferred stocks have a fixed maturity, in which case, such preferred stocks will be components of Tier II capital. Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

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

                                                                                For capital
                                                             Actual          adequacy purposes
                                                      --------------------  -------------------
                                                          Amount     Ratio      Amount     Ratio
                                                      -------------- -----  -------------- -----
                                                           (in millions except percentages)
Consolidated:
   At March 31, 2003:
       Total capital (to risk-weighted assets):
          MTFG....................................... (Yen)5,968,401 10.84% (Yen)4,403,971 8.00%
          BTM........................................      4,687,703 10.43       3,592,242 8.00
          Mitsubishi Trust...........................      1,237,273 12.00         824,583 8.00
       Tier I capital (to risk-weighted assets):
          MTFG.......................................      3,128,681  5.68       2,201,985 4.00
          BTM........................................      2,400,251  5.34       1,796,121 4.00
          Mitsubishi Trust...........................        686,719  6.66         412,291 4.00
   At March 31, 2004:
       Total capital (to risk-weighted assets):
          MTFG....................................... (Yen)6,992,757 12.95% (Yen)4,319,742 8.00%
          BTM........................................      5,279,586 11.97       3,527,511 8.00
          Mitsubishi Trust...........................      1,520,957 15.03         809,370 8.00
       Tier I capital (to risk-weighted assets):
          MTFG.......................................      3,859,428  7.14       2,159,871 4.00
          BTM........................................      2,876,007  6.52       1,763,756 4.00
          Mitsubishi Trust...........................        785,997  7.76         404,685 4.00
Stand-alone:
   At March 31, 2003:
       Total capital (to risk-weighted assets):
          BTM........................................ (Yen)3,979,265 10.24% (Yen)3,107,780 8.00%
          Mitsubishi Trust...........................      1,242,201 11.23         884,313 8.00
       Tier I capital (to risk-weighted assets):
          BTM........................................      1,991,981  5.12       1,553,890 4.00
          Mitsubishi Trust...........................        681,916  6.16         442,157 4.00
   At March 31, 2004:
       Total capital (to risk-weighted assets):
          BTM........................................ (Yen)4,677,718 12.18% (Yen)3,070,027 8.00%
          Mitsubishi Trust...........................      1,512,477 15.16         797,631 8.00
       Tier I capital (to risk-weighted assets):
          BTM........................................      2,437,541  6.35       1,535,014 4.00
          Mitsubishi Trust...........................        776,068  7.78         398,816 4.00

The MTFG Group has securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Securities and Exchange Law and related ordinance require securities firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a suspension of all or part of

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES the business for a period of time and cancellation of a license. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Management believes, as of March 31, 2004, that MTFG, BTM, Mitsubishi Trust and other regulated securities subsidiaries meet all capital adequacy requirements to which they are subject.

United States of America

In the United States of America, UnionBanCal Corporation ("UNBC") and its banking subsidiary Union Bank of California, N.A. ("UBOC"), BTM's largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, UNBC and UBOC must meet specific capital guidelines that involve quantitative measures of UNBC's and UBOC's assets, liabilities, and certain off-balance-sheet items as calculated under U.S. regulatory accounting practices. UNBC's and UBOC's capital amounts and UBOC's prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require UNBC and UBOC to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to quarterly average assets (as defined).

UNBC's and the UBOC's actual capital amounts and ratios are presented as follows:

                                                                         For capital
                                                            Actual       adequacy purposes
                                                         ------------    ----------------
                                                         Amount   Ratio  Amount    Ratio
                                                         ------   -----  ------    -----
                                                         (in millions, except percentages)
UNBC:
   At December 31, 2002:
       Total capital (to risk-weighted assets).......... $4,241   12.93% $2,625    8.00%
       Tier I capital (to risk-weighted assets).........  3,667   11.18   1,312    4.00
       Tier I capital (to quarterly average assets).....  3,667    9.75   1,504    4.00
   At December 31, 2003:
       Total capital (to risk-weighted assets).......... $4,684   14.14% $2,651    8.00%
       Tier I capital (to risk-weighted assets).........  3,748   11.31   1,325    4.00
       Tier I capital (to quarterly average assets).....  3,748    9.03   1,660    4.00

                                                                                          Ratios OCC
                                                                       For capital       requires to be
                                                            Actual     adequacy purposes "well capitalized"
                                                         ------------  ----------------  -----------------
                                                         Amount Ratio  Amount    Ratio   Amount    Ratio
                                                         ------ -----  ------    -----   ------    -----
                                                            (in millions, except percentages)
UBOC:
   At December 31, 2002:
       Total capital (to risk-weighted assets).......... $3,819 11.87% $2,573    8.00%   $3,216    10.00%
       Tier I capital (to risk-weighted assets).........  3,335 10.37   1,286    4.00     1,930     6.00
       Tier I capital (to quarterly average assets).....  3,335  9.01   1,481    4.00     1,851     5.00
   At December 31, 2003:
       Total capital (to risk-weighted assets).......... $3,863 11.88% $2,602    8.00%   $3,253    10.00%
       Tier I capital (to risk-weighted assets).........  3,396 10.44   1,301    4.00     1,952     6.00
       Tier I capital (to quarterly average assets).....  3,396  8.30   1,637    4.00     2,046     5.00

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Management believes, as of December 31, 2003, that UNBC and UBOC met all capital adequacy requirements to which they are subject.

As of December 31, 2002 and 2003, the most recent notification from the U.S. Office of the Comptroller of the Currency ("OCC") categorized UBOC as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," UBOC must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed UBOC's category.

22.  EARNINGS (LOSS) PER COMMON SHARE

Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic earnings (loss) per common share to the adjusted amounts for the computation of diluted earnings (loss) per common share for the fiscal years ended March 31, 2002, 2003 and 2004 were as follows:

                                                                                       2002            2003           2004
                                                                                 ---------------  -------------  -------------
                                                                                                 (in millions)
Income (Numerator):
Income (loss) from continuing operations before cumulative effect of a change in accounting principle........................................................... (Yen)  (223,636) (Yen) 193,450  (Yen) 822,834
Income (loss) from discontinued operations......................................           1,235         10,370           (585)
Cumulative effect of a change in accounting principle...........................           5,867           (532)            --
                                                                                 ---------------  -------------  -------------
Net income (loss)...............................................................        (216,534)       203,288        822,249
Income allocable to preferred shareholders......................................          (4,168)       (12,504)        (7,981)
                                                                                 ---------------  -------------  -------------
Income (loss) available to common shareholders.................................. (Yen) (220,702)  (Yen) 190,784  (Yen) 814,268
Effect of dilutive securities:
Convertible preferred stock (Class 2)........................................... (Yen)        --  (Yen)   2,430    (Yen) 1,265
3% Exchangeable Guaranteed Notes redeemed on November 30, 2002..................              --        (10,660)            --
Convertible debt--Mitsubishi Securities.........................................              --             --           (939)
Stock option--Mitsubishi Securities ............................................              --             --             (8)
Stock option--UnionBanCal Corporation...........................................              --             --           (554)
                                                                                 ---------------  -------------  -------------
Income (loss) available to common shareholders and assumed conversions.......... (Yen) (220,702)  (Yen) 182,554  (Yen) 814,032
                                                                                 ===============  =============  =============

                                                                                       2002            2003           2004
                                                                                 ---------------  -------------  -------------
                                                                                             (thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding......................................           5,555          5,617          6,350
Effect of dilutive securities:
Convertible preferred stock (Class 2)...........................................              --            147            167
3% Exchangeable Guaranteed Notes redeemed on November 30, 2002..................              --             99             --
                                                                                 ---------------  -------------  -------------
Weighted average common shares for diluted computation..........................           5,555          5,863          6,517
                                                                                 ===============  =============  =============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                                                                                           2002              2003
                                                                                    -----------------  ---------------
                                                                                                         (in yen )
Amounts per share:
Basic earnings (loss) per common share:
    Income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle.................. (Yen) (41,011.91)  (Yen) 32,212.04

    Income (loss) from discontinued operations.....................................            222.34         1,846.07
                                                                                    -----------------  ---------------
    Income (loss) available to common shareholders before cumulative effect of
     a change in accounting principle..............................................        (40,789.57)       34,058.11
    Cumulative effect of a change in accounting principle..........................          1,056.25           (94.71)
                                                                                    -----------------  ---------------
    Net income (loss) available to common shareholders............................. (Yen) (39,733.32)  (Yen) 33,963.40
                                                                                    =================  ===============
Diluted earnings (loss) per common share:
    Income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle.................. (Yen) (41,011.91)  (Yen) 29,459.67
    Income (loss) from discontinued operations.....................................            222.34         1,768.78
                                                                                    -----------------  ---------------
    Income (loss) available to common shareholders before cumulative effect of a
     change in accounting principle................................................        (40,789.57)       31,228.45
    Cumulative effect of a change in accounting principle .........................          1,056.25           (90.74)
                                                                                    -----------------  ---------------
    Net income (loss) available to common shareholders............................. (Yen) (39,733.32)  (Yen) 31,137.71
                                                                                    =================  ===============

                                                                                          2004
                                                                                    ---------------

Amounts per share:
Basic earnings (loss) per common share:
    Income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle.................. (Yen)128,323.13

    Income (loss) from discontinued operations.....................................          (92.13)
                                                                                    ---------------
    Income (loss) available to common shareholders before cumulative effect of
     a change in accounting principle..............................................      128,231.00
    Cumulative effect of a change in accounting principle..........................              --
                                                                                    ---------------
    Net income (loss) available to common shareholders............................. (Yen)128,231.00
                                                                                    ===============
Diluted earnings (loss) per common share:
    Income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle.................. (Yen)125,006.95
    Income (loss) from discontinued operations.....................................          (89.77)
                                                                                    ---------------
    Income (loss) available to common shareholders before cumulative effect of a
     change in accounting principle................................................      124,917.18
    Cumulative effect of a change in accounting principle .........................              --
                                                                                    ---------------
    Net income (loss) available to common shareholders............................. (Yen)124,917.18
                                                                                    ===============

For the fiscal year ended March 31, 2002, 3% Exchangeable Guaranteed Notes due 2002 and Class 2 Preferred Stock could have potentially diluted earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects. For the fiscal year ended March 31, 2003,
Class 2 Preferred Stock and 3% Exchangeable Guaranteed Notes due 2002 that had been redeemed in November 2002 were included in the computation of diluted earnings per common share. For the fiscal year ended March 31, 2004, Class 2 Preferred Stock, convertible securities and stock options issued by the subsidiaries that could potentially dilute earnings per common share in the future were included in the computation of earnings per common share. The convertible securities are 11/4% Convertible Bonds due 2013 and 1/4% Convertible Bonds due 2014 issued by Mitsubishi Securities. The stock options are based on the stock-based compensation plans of Mitsubishi Securities and UNBC.

In computing the number of the dilutive potential common shares for the fiscal year ended March 31, 2003 and 2004, Class 2 Preferred Stock has been based at the conversion price as of year-end (i.e., (Yen)1,357,559.2 and (Yen)696,898.5, respectively).

Subsequent to March 31, 2004, MTFG has reset the conversion price of Class 2 Preferred Stock from (Yen)696,898.5 to (Yen)971,415 as described in Note 18. Based on the reset conversion price of (Yen)971,415 for the fiscal year ended March 31, 2004, the effect of dilutive convertible preferred stock (Class 2) would be 154 thousand shares and weighted average common shares for the diluted computation would be 6,504 thousand shares. Based on the reset conversion price, the amounts in each column of diluted earnings per common share is as follows:

                                                                                                     2004
-                                                                                              ---------------
                                                                                                   (in yen)
Diluted earnings per common share:
   Income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle............................................... (Yen)125,240.75

   Loss from discontinued operations..........................................................          (89.94)
                                                                                               ---------------

   Income available to common shareholders before cumulative effect of a change in accounting
     principle................................................................................      125,150.81

   Cumulative effect of a change in accounting principle......................................              --
                                                                                               ---------------

   Net income available to common shareholders ............................................... (Yen)125,150.81
                                                                                               ===============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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

Trading Activities

The MTFG Group's trading activities include dealing and other activities measured at fair value with gains and losses recognized currently in earnings. As part of its trading activities, the MTFG Group offers a variety of derivative financial instruments and debt instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The MTFG Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account.

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

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The risk management activities reduce the MTFG Group's risk exposures economically, however, derivatives used for the risk management activities often fail to meet certain conditions to qualify for hedge accounting and the MTFG Group accounts for such derivatives as trading positions.

For the fiscal years ended March 31, 2003 and 2004, except for derivative transactions conducted by certain foreign subsidiaries, the MTFG Group accounts for derivatives held for risk management purposes as trading positions and measured them at fair value.

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

UnionBanCal Corporation ("UNBC")

Derivative positions are integral components of the UNBC's designated asset and liability management activities. UNBC uses interest rate derivatives to manage the sensitivity of the UNBC's net interest income to changes in interest rates. These instruments are used to manage interest rate risk relating to specified groups of assets and liabilities, primarily LIBOR-based commercial loans, certificates of deposit, trust notes, medium-term notes and subordinated debt.

Cash Flow Hedges--Hedging Strategies for Variable Rate Loans and Certificates of Deposit

UNBC engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., US dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument is identical. Cash flow hedging strategies include the utilization of purchased floor, cap, corridor options and interest rate swaps. At December 31, 2003, the weighted average life of these cash flow hedges is approximately 1.5 years.

UNBC uses purchased interest rate floors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payments received under the floor contract offset the decline in loan interest income caused by the relevant LIBOR index falling below the floor's strike rate.

UNBC uses interest rate floor corridors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Net payments to be received under the floor corridor contracts offset the decline in loan interest income caused by the relevant LIBOR index falling below the corridor's upper strike rate, but only to the extent the index falls to the lower strike rate. The corridor will not provide protection from declines in the relevant LIBOR index to the extent it falls below the corridor's lower strike rate.

UNBC uses interest rate collars to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Net payments to be received under the collar contracts offset the decline in loan interest income caused by the relevant LIBOR index falling below the collar's strike rate while net payments to be paid will reduce the increase in loan interest income caused by the LIBOR index rising above the collar's cap strike rate.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

UNBC uses interest rate swaps to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payments to be received (or paid) under the swap contracts will offset the fluctuations in loan interest income caused by changes in the relevant LIBOR index. As such, these instruments hedge all fluctuations in the loans' interest income caused by changes in the relevant LIBOR index.

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate negotiable certificates of deposit (CD). In these hedging relationships, UNBC hedges the LIBOR component of the CD rates, which is either 3-month LIBOR or 6-month LIBOR, based on the CDs' original term to maturity, which reflects their repricing frequency. Net payments to be received under the cap contract offset the increase in interest expense caused by the relevant LIBOR index rising above the cap's strike rate.

UNBC uses interest rate cap corridors to hedge the variable cash flows associated with the forecasted issuance and roll-over of short-term, fixed rate, negotiable CDs. In these hedging relationships, UNBC hedges the LIBOR component of the CD rates, either 1-month LIBOR, 3-month LIBOR, or 6-month LIBOR, based on the original term to maturity of the CDs, which reflects their repricing frequency. Net payments to be received under the cap corridor contracts offset the increase in deposit interest expense caused by the relevant LIBOR index rising above the corridor's lower strike rate, but only to the extent the index rises to the upper strike rate. The corridor will not provide protection from increases in the relevant LIBOR index to the extent it rises above the corridor's upper strike rate.

Hedging transactions are structured at inception so that the notional amounts of the hedge are matched with an equal principal amount of loans or CDs, the index and repricing frequencies of the hedge matches those of the loans or CDs, and the period in which the designated hedged cash flows occurs is equal to the term of the hedge. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedge versus those of the loans or CDs. In 2003, UNBC recognized a net gain of $0.5 million due to ineffectiveness, which is recognized in Non-interest expense, compared to a net gain of $0.4 million in 2002.

For cash flow hedges, based upon amounts included in accumulated other comprehensive income at March 31, 2004, the MTFG Group expects to include approximately (Yen)2.7 billion in net interest income for the fiscal year ending March 31, 2005. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2004.

Fair Value Hedges--Hedging Strategy for Mandatorily Redeemable Preferred Securities of Subsidiary Grantor Trust

UNBC engages in an interest rate hedging strategy in which an interest rate swap is associated with a specific interest bearing liability, Mandatorily Redeemable Preferred Securities of Subsidiary Grantor Trust ("Trust Preferred Securities"), in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, US dollar LIBOR. Fair value hedging transactions are structured at inception so that the notional amounts of the swap match an associated principal amount of the Trust Preferred Securities. The interest payment dates, the expiration date, and the embedded call option of the swap match those of the Trust Preferred Securities. The ineffectiveness on the fair value hedges during 2003 was a net loss of $0.1 million, compared to a net gain of $0.6 million in 2002.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

24.  OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The MTFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance- sheet credit-related supports and similar instruments, in order to meet the customers' financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2003 and 2004. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate such maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The MTFG Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management's credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MTFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes unfunded commitments of (Yen)70.9 billion and (Yen)112.1 billion, respectively, at March 31, 2003 and 2004, which are participated out to third parties. Contractual or notional amounts summarized in the following table may not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

                                                     Maximum
                                                   potential/
                                                   Contractual               Amount by expiration period
                                                       or      -------------------------------------------------------
                                                    Notional    Less than     1-2        2-3        3-5       Over 5
At March 31, 2003                                    amount      1 year      years      years      years      years
-----------------                                  ----------- ----------- ---------- ---------- ---------- ----------
                                                                              (in billions)
Standby letters of credit and financial guarantees (Yen) 4,021 (Yen) 1,655 (Yen)  235 (Yen)  297 (Yen)  399 (Yen)1,435
Performance guarantees............................       1,092         742        151         85         62         52
Liquidity facilities..............................       1,361       1,361         --         --         --         --
Derivative instruments............................      29,054      23,839      1,359      1,228      1,954        674
Guarantees for the repayment of trust principal...       2,411         531        740        567        379        194
Liabilities of trust accounts.....................       3,078       2,819          7          2          9        241
Other.............................................           2           2         --         --         --         --
                                                   ----------- ----------- ---------- ---------- ---------- ----------
Total............................................. (Yen)41,019 (Yen)30,949 (Yen)2,492 (Yen)2,179 (Yen)2,803 (Yen)2,596
                                                   =========== =========== ========== ========== ========== ==========

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                                                     Maximum
                                                   potential/
                                                   Contractual               Amount by expiration period
                                                       or      -------------------------------------------------------
                                                    Notional    Less than     1-2        2-3        3-5       Over 5
At March 31, 2004                                    amount      1 year      years      years      years      years
-----------------                                  ----------- ----------- ---------- ---------- ---------- ----------
                                                                              (in billions)
Standby letters of credit and financial guarantees (Yen) 2,747 (Yen) 1,074 (Yen)  201 (Yen)  164 (Yen)  260 (Yen)1,048
Performance guarantees............................       1,213         662        199        128        139         85
Liquidity facilities..............................         603         603         --         --         --         --
Derivative instruments............................      21,205      16,456      1,447      1,140      1,582        580
Guarantees for the repayment of trust principal...       2,080         349      1,107        282        333          9
Liabilities of trust accounts.....................       3,886       3,600         10          5         11        260
Other.............................................         309         309         --         --         --         --
                                                   ----------- ----------- ---------- ---------- ---------- ----------
Total............................................. (Yen)32,043 (Yen)23,053 (Yen)2,964 (Yen)1,719 (Yen)2,325 (Yen)1,982
                                                   =========== =========== ========== ========== ========== ==========

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

Guarantees for the repayment of trust principal include guarantees which the MTFG Group provides for the repayment of principal of certain types of trust products, including certain jointly operated designated money in trusts and loan trusts. The MTFG Group manages and administers trust assets in a capacity of agent or fiduciary on behalf of its customers and trust assets are segregated from the assets of the MTFG Group, who keeps records for the trust activities separately. The MTFG Group, in principle, does not assume any risks associated with the trust assets under management, however, as permitted by applicable laws, the MTFG Group provides guarantees for the repayment of principal of such trust products. At March 31, 2003 and 2004, the contract amounts of such guarantees for repayment of trust principal were (Yen)2,411 billion and (Yen)2,080 billion, respectively. The accounting methods used for the segregated records of trust activities are different from financial accounting principles and

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES practices. However, the MTFG Group follows an approach similar to those used for its own assets to identify an impairment of an asset included in the trusts with guaranteed principal, with inherent variations peculiar to trust accounting. Amounts of loans deemed to be impaired are written off directly and are charged to the trust account profits earned during the trust accounting period. Write-downs of securities are also directly charged to the trust account profits. The amounts of trust assets written-off in the segregated records were (Yen)5,740 million and (Yen)9,406 million, respectively, for the fiscal years ended March 31, 2003 and 2004. These amounts of write-offs were reflected in the segregated records as deductions before net profits earned by trust accounts for the accounting period. In addition, part of trust account profits are set aside as a reserve to absorb losses in the trust asset portfolios in the segregated records in accordance with relevant legislation concerning the trust business and/or trust agreements. Statutory reserves for loan trusts are established at a rate of 4.0% of the trust fees up to the amounts of 0.5% of the trust principal in accordance with the legislation. Reserves for jointly operated designated money in trusts are established at a rate of 0.3% of the balance of loans and other assets in the trust account assets in accordance with the related trust agreement. The amounts of such reserves set aside in the segregated records were (Yen)9,427 million and
(Yen)6,934 million, respectively, at March 31, 2003 and 2004. The MTFG Group is required to provide an allowance for off-balance-sheet instruments on such guarantees in the financial statements only when aggregate losses on trust assets are judged to exceed the reserve and the profit earned by the trust account, and the principal is deemed to be impaired. Management believes that the MTFG Group will not incur any losses on the guarantees.

Liabilities of trust accounts represent the trustee's potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MTFG Group, except for the certain trust agreements that have provisions limiting the MTFG Group's responsibility as a trustee to the trust account assets. A trust may incur external liabilities to finance its activities and obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee's responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account has insufficient liquidity available for such liabilities. At March 31, 2003 and 2004, there were liabilities of (Yen)3,078 billion and (Yen)3,886 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting of trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The MTFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are covered by the corresponding trust account assets generally; the MTFG Group continuously monitors the liabilities of trust accounts and assesses the trust account's ability to perform its obligations to prevent any unfavorable outcomes; and the MTFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

Other includes contingent consideration agreements and security lending indemnifications. Contingent consideration agreements provide guarantees on additional payments to acquired insurance agencies' shareholders based on the agencies' future performance in excess of established revenue and/or earnings before interest, taxes, depreciation and amortization thresholds. Security lending indemnifications are the indemnifications for institutional customers of securities lending transactions against counterparty default. All lending transactions are collateralized, primarily by cash.

Carrying amount

At March 31, 2003 and 2004, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were (Yen)211,058 million and (Yen)240,465 million, respectively, which are included in Other liabilities and Trading account liabilities. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of (Yen)62,840 million and
(Yen)86,688 million, respectively, related to these transactions.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Other Off-Balance-Sheet Instruments

In addition to obligations under guarantees set forth above, the MTFG Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MTFG Group provides to meet the financing needs of its customers. Once the MTFG Group issues these financial instruments, the MTFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2004, approximately 76% of these commitments will expire within one year, 22% from one year to five years and 2% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2003 and 2004.

                                                2003        2004
                                             ----------- -----------
                                                  (in billions)
            Commitments to extend credit.... (Yen)25,591 (Yen)25,610
            Commercial letters of credit....         387         377
            Resale and repurchase agreements         631         165
            Securities lending transactions.          83          --
            Commitments to make investments.          46          58

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

Repurchase and resale transactions are collateralized financing agreements. In a sale of securities or other financial instruments with agreement to repurchase them, the MTFG Group sells securities or other financial instruments at a stated price to a counterparty and agrees to repurchase identical financial instruments from the same counterparty at a later date at the predetermined price which reflect the principal amount and interest. In a purchase of securities or other financial instruments with agreement to resell them, the MTFG Group receives securities or other financial instruments for a stated price from a counterparty and agrees to sell them to the same counterparty at a later date at the predetermined price reflecting the principal amount and interest. When certain conditions specified in SFAS No. 140 are met, the MTFG Group accounts for resale agreements as purchase of financial instruments with related off-balance-sheet forward resale commitments and repurchase agreements as sale of financial instruments with related off-balance-sheet forward repurchase agreements. The MTFG Group bears the off-balance-sheet risk related to the forward resale and repurchase commitments, including credit risk and market risk.

Securities lending transactions involve the lending of securities borrowed from other financial institutions or customers' securities held in custody to third party borrowers. The MTFG Group generally obtains collateral from borrowers, including cash and securities, with similar fair value. The MTFG Group follows strict levels of collateralization governed by daily mark-to-market analyses and a review of the creditworthiness of borrowers to

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES control exposure to credit losses resulting from a reduction in the underlying collateral value and nonperformance by borrowers.

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

25.  VARIABLE INTEREST ENTITIES

A variable interest entity ("VIE") is defined as an entity with the following characteristics; (1) equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) providers of equity investment at risk lack significant decision making ability or do not absorb the expected losses or receive the expected residual returns. Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests. An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected returns, or both. An enterprise that consolidates a VIE is referred to as the primary beneficiary.

In the normal course of its business, the MTFG Group is a party to various entities which may be deemed to be variable interest entities such as asset-backed commercial paper conduits, securitization of client properties, various investment funds and project finances.

Asset-backed Commercial Paper Conduits

The MTFG Group administers several third-party owned, multi-seller finance companies (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. Assets purchased by these conduits are generally funded by issuing commercial paper, or partly by borrowings from the MTFG Group or third parties. While customers basically continue to service the transferred trade receivables, the MTFG Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities.

In accordance with the requirement to apply FIN No. 46 immediately to VIEs created after January 31, 2003, the MTFG Group consolidated commercial paper conduits with total assets of (Yen)129,001 million as of March 31, 2004. The consolidation did not have material impact on the MTFG Group's results of operations. In addition to such consolidated VIEs, the MTFG Group, as not deemed to be the primary beneficiary, had variable interests in certain other conduits with total assets of (Yen)372,175 million as of March 31, 2004, and is exposed to a maximum loss of (Yen)32,131 million, excluding older entities created before February 1, 2003, set out below.

It is expected that MTFG would be required to consolidate additional conduits as FIN No. 46R becomes effective to older entities in the fiscal year ending March 31, 2005. Total assets of older entities expected to be consolidated upon adoption of FIN No.46R are estimated as (Yen)3,347,929 million and the MTFG Group's maximum exposure to loss as a result of its involvement with such conduits is estimated at (Yen)2,666,884 million.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Securitization of Client Properties

The MTFG Group administers several third-party owned conduits that purchase clients assets, primarily real estate, from third-party customers. Assets purchased by these conduits are generally funded by investments under partnership agreements from customers or by borrowings from the MTFG Group or third-parties. While customers basically continue to use the transferred real estate by lease-back agreements, the customers that invest in conduits absorb the expected losses of the conduits.

The MTFG Group, as a non-primary beneficiary, had variable interests in this type of VIEs, with total assets of (Yen)993,461 million as of March 31, 2004, and is exposed to a maximum loss of (Yen)244,117 million, excluding the older entities created before February 1, 2003, set out below.

It is expected that the MTFG Group would be required to consolidate additional entities as FIN No. 46R becomes effective to older entities in the fiscal year ending March 31, 2005. Total assets of older entities expected to be consolidated upon adoption of FIN No. 46R are estimated as (Yen)37,916 million and the MTFG Group's maximum exposure to loss as a result of its involvement with such funds is estimated at (Yen)37,916 million.

Investment Funds

The MTFG Group holds investments in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

In accordance with the requirement to apply FIN No. 46 immediately to VIEs created after January 31, 2003, the MTFG Group consolidated investment funds with total assets of (Yen)129,642 million as of March 31, 2004. The consolidation did not have material impact on the MTFG Group's results of operations. In addition to such consolidated VIEs, the MTFG Group, as a non-primary beneficiary, had variable interests in this type of VIEs, with total assets of (Yen)20,861,298 million as of March 31, 2004, and is exposed to a maximum loss of (Yen)574,886 million, excluding the older entities set out below.

It is expected that the MTFG Group would be required to consolidate additional investment funds as FIN No. 46R becomes effective in the fiscal year ending March 31, 2005. Total assets of older entities expected to be consolidated upon adoption of FIN No. 46R are estimated as (Yen)305,594 million and the MTFG Group's maximum exposure to loss as a result of its involvement with such funds is estimated at (Yen)282,942 million.

Special Purpose Entities Created for Structured Financing

The MTFG Group extends non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties. The MTFG Group generally acts as a member of a lending group and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, the MTFG Group determined that the MTFG Group is not the primary beneficially of most of these entities. However, in transactions with entities whose investment at risk is exceptionally thin and the MTFG Group's share of financing is dominant, the MTFG Group is ultimately required to consolidate this type of entity.

The MTFG Group, as a non-primary beneficiary, had variable interests in this type of VIEs, with total assets of (Yen)10,903,504 million as of March 31, 2004, and is exposed to a maximum loss of (Yen)617,110 million, excluding the older entities created before February 1, 2003 set out below.

It is expected that the MTFG Group would be required to consolidate additional entities as FIN No. 46R becomes effective in the fiscal year ending March 31, 2005. Total assets of older entities expected to be consolidated upon

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES adoption of FIN No. 46R are estimated as (Yen)56,504 million and the MTFG Group's maximum exposure to loss as a result of its involvement with such funds is estimated at (Yen)33,065 million.

Trust Products

The MTFG Group offers a variety of trust products and manages and administers a wide range of trust arrangements including securities investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. In a typical trust arrangement, the MTFG Group manages and administers the assets on behalf of the customers in an agency, fiduciary and trust capacity. In principle, the MTFG Group does not assume risks associated with the entrusted assets, which are borne by the customers, although in limited cases the MTFG Group may assume risks through guarantees or certain protections as provided in the trust agreement. For most trust arrangements, expected returns and losses to be received and assumed by the customers depend on the performance and operations of the trusts. Generally, the expected returns are larger than the fees received by the MTFG Group. Accordingly, the MTFG Group expects that it will not ultimately be determined to be the primary beneficiary or that its interests in a trust arrangement will not be significant in most cases.

Repackaged Instruments

The MTFG Group repackages financial instruments to create new financial instruments with features that match the customer's needs and preferences. The MTFG Group purchases financial instruments such as bonds and transfers them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with the MTFG Group or other financial institutions to modify the cash flows of the underlying financial instruments. The MTFG Group underwrites and markets to the MTFG Group's customers the new instruments issued by the special purpose entities.

In accordance with the requirement to apply FIN No. 46 immediately to VIEs created after January 31, 2003, the MTFG Group consolidated these special purpose entities with total assets of (Yen)96,895 million as of March 31, 2004. The consolidation did not have material impact on the MTFG Group's results of operations. In addition to such consolidated VIEs, the MTFG Group, as a non-primary beneficiary, had variable interests in this type of VIE, with total assets of (Yen)5,041,956 million as of March 31, 2004, and is exposed to a maximum loss of (Yen)296,346 million, excluding the older entities created before February 1, 2003, set out below.

It is expected that the MTFG Group would be required to consolidate additional conduits as FIN No.46R become effective to older entities in the fiscal year ending March 31, 2005. Total assets of older entities expected to be consolidated upon adoption of FIN No.46R are estimated as (Yen)291,789 million and the MTFG Group's maximum exposure to loss as a result of its involvement with such conduits is estimated at (Yen)279,417 million.

Financing Vehicle

UNBC Finance Trust I ("grantor trust") is wholly owned by UNBC, a U.S. subsidiary of BTM and a public company. Prior to December 31, 2003, the grantor trust's notes and related investment in the grantor trust's notes were eliminated in consolidation and the preferred securities were reflected as a liability in the accompanying financial statements.
UNBC deconsolidated the grantor trust upon adoption of FIN No. 46 in UNBC's fiscal year ended December 31, 2003. The MTFG Group consolidated UNBC's financial statements as of December 31, 2003 in MTFG's fiscal year ended March 31, 2004. As a result, FIN No. 46 is partially applied to VIEs created before February 1, 2003 with regard to the grantor trust of UNBC in the MTFG's consolidated financial statements. The impact of this change in accounting principles was to increase other assets by (Yen)1,157 million and to reflect the full amount of the liability of the grantor trust's notes, which increased liabilities by (Yen)1,157 million.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Management is evaluating whether the MTFG Group shall deconsolidate similar financing vehicles as FIN No. 46R becomes effective to older entities in the fiscal year ending March 31, 2005.

Other Type of VIEs

The MTFG Group is also a party to other type of VIEs, such as special purpose entities created to hold assets on behalf of the MTFG Group as an intermediary. The MTFG Group, as a non-primary beneficiary, had variable interests in such VIEs, with total assets of (Yen)5,537 million as of March 31, 2004, and is exposed to a maximum loss of (Yen)4,380 million, excluding the older entities set out below.

It is expected that the MTFG Group would be required to consolidate additional entities as FIN No. 46R becomes effective to older entities in the fiscal year ending March 31, 2005. Total assets of older entities expected to be consolidated upon adoption of FIN No. 46R are estimated as (Yen)10,339 million and the MTFG Group's maximum exposure to loss as a result of its involvement with such VIEs is estimated at (Yen)11,441 million.

The MTFG Group has consolidated certain special purpose entities, which may be variable interest entities, under current accounting guidance. At March 31, 2004, total assets of such consolidated entities were immaterial. As the MTFG intends to continue assessing and analyzing the impact of FIN No. 46R for future and existing arrangements and interests in various entities. Such assessment and analysis may result in additional entities that will need to be consolidated or disclosed by the MTFG Group in the fiscal year ending March 31, 2005.

26.  COMMITMENTS AND CONTINGENT LIABILITIES

The MTFG Group leases certain office space and equipment under noncancelable agreements expiring through the fiscal year 2015.

Future minimum rental commitments for noncancelable leases at March 31, 2004 were as follows:

                                                Capitalized   Operating
                                                  leases       leases
                                                -----------  ------------
                                                      (in millions)
       Fiscal year ending March 31:
          2005................................. (Yen)17,959  (Yen) 23,538
          2006.................................      14,480        22,325
          2007.................................      10,530        21,442
          2008.................................       5,023        18,696
          2009.................................       1,354        17,334
          2010 and thereafter..................       2,981        56,458
                                                -----------  ------------
              Total minimum lease payments.....      52,327  (Yen)159,793
                                                             ============
       Amount representing interest............      (1,812)
                                                -----------
       Present value of minimum lease payments. (Yen)50,515
                                                ===========

Total rental expense for the fiscal years ended March 31, 2002, 2003 and 2004 was (Yen)47,610 million, (Yen)52,641 million and (Yen)51,798 million, respectively.

The MTFG Group is involved in various litigation matters. Managements, based upon their current knowledge and results of consultation with counsel, make appropriate level of litigation reserve. The amounts of the MTFG Group's liabilities when ultimately determined will not have a material adverse effect on the MTFG Group's results of operations and financial position.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

27.  FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2002, 2003 and 2004 were as follows:

                                                                 2002            2003         2004
                                                           ----------------- ------------ ------------
                                                                          (in millions)
Trust fees................................................ (Yen)     123,645 (Yen)103,803 (Yen) 90,037
Fees on funds transfer and service charges for collections            58,132       58,146       59,826
Fees and commissions on international business............            53,469       54,537       53,787
Fees and commissions on credit card business..............            44,959       57,083       60,456
Service charges on deposits...............................            29,791       34,626       36,210
Fees and commissions on securities business...............            52,689       68,020       98,961
Other fees and commissions................................           123,292      144,552      173,391
                                                           ----------------- ------------ ------------
       Total.............................................. (Yen)485,977      (Yen)520,767 (Yen)572,668
                                                           ================= ============ ============


Trust fees consist of fees earned primarily by fiduciary asset management and administration services for corporate pension plans, investment funds, etc. Fees on funds transfer and service charges for collection are earned by providing settlement services such as domestic fund remittances and domestic collection services. Fees and commissions on international business primarily consist of fees from international fund transfer and collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, royalty and other service charges from franchisees. Service charges on deposits are fees charged for deposits such as checking account deposits. Other fees and commissions include fees from fees on guarantees, investment banking services including underwriting, brokerage and advisory services, and arrangement fees on securitizations.

28.  BUSINESS SEGMENTS

MTFG conducts its business through its principal subsidiaries, BTM and Mitsubishi Trust, which have been granted substantial autonomy in conducting their business, and, therefore, management currently recognizes each of BTM and Mitsubishi Trust as a principal business segment of the MTFG Group.

The business segment information of BTM and its subsidiaries ("BTM Group") and Mitsubishi Trust and its subsidiaries ("Mitsubishi Trust Group"), set forth below, is derived from the internal management reporting system used by management to measure the performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP along with internal management accounting rules and practices. Accordingly, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments' total operating profits of BTM Group and Mitsubishi Trust Group with income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle under US GAAP.

See Note 29 for financial information relating to the MTFG Group's operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statements.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Effective April 1, 2004, the MTFG Group implemented a new consolidated business unit system, which combines the operations of BTM and Mitsubishi Trust in the following three areas - retail financial services, corporate financial services, and trust and asset management business. Although this new measure did not change the legal entity structure of MTFG, BTM, and MTB, it is intended to create more synergies by making collaboration of two domestic banking subsidiaries more effective and efficient.

The MTFG Group did not measure the performance of operating segments under the new consolidated business unit for the fiscal year ended March 31, 2004, which was prior to the effective date of this new measure. Accordingly, the following segment information is based on the segmentation used by the MTFG group management, prior to April 1, 2004.

BTM Group

BTM Group was organized based on a business unit system during the fiscal year ended March 31, 2004 as follows:

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

..   The Investment Banking and Asset Management business unit provides advisory and other services related to mergers and acquisitions, securities services of BTM, syndicated loans, project financing, derivatives and securitization and other investment banking activities, and asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan.

..   The UNBC business unit includes BTM's subsidiaries in California,
    UnionBanCal Corporation and Union Bank of California, N.A.

..   The Operations Services unit provides operations and settlement services to
    BTM Group's other business units, including settlement and foreign exchange.

..   The Treasury unit conducts BTM Group's asset and liability management, and liquidity management.

The Mitsubishi Securities segment includes Mitsubishi Securities and its subsidiaries that provide a broad range of retail and corporate securities services and products including retail brokerage, securitization, M&A advisory and derivatives.

In May 2003, BTM integrated the investment banking business unit and asset management business unit into one business unit under the name of investment banking and asset management business unit. Accordingly, BTM presented the investment banking and asset management business unit as a single operating segment for the fiscal year ended March 31, 2004. Presentation for the fiscal years ended March 31, 2002 and 2003 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

Certain securities subsidiaries of BTM's investment banking and asset management business unit located in the United States, Hong Kong and Singapore were transferred to Mitsubishi Securities during the fiscal year ended March 31, 2004. Accordingly, these securities subsidiaries have been included in Mitsubishi Securities for the fiscal year ended March 31, 2004. Presentation for the fiscal years ended March 31, 2002 and 2003 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

In July 2004, BTM transferred its overseas securities subsidiary, Tokyo-Mitsubishi International plc, to Mitsubishi Securities. Tokyo-Mitsubishi International plc has since been renamed in line with the name of its new parent company to Mitsubishi Securities International plc. Since the transfer was made subsequent to March 31, 2004, the business segment information was not reclassified for the fiscal years ended March 31, 2002, 2003 and 2004 to reflect this transfer.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

In addition, BTM transferred its custody business, which had been included in the asset management business unit, to the operations services unit during the fiscal year ended March 31, 2004. Presentation for the fiscal years ended March 31, 2002 and 2003 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

Furthermore, in the UNBC business unit, the measurement methods used to determine reported segment profit or loss were changed during the fiscal year ended March 31, 2004. Presentation for the fiscal years ended March 31, 2002 and 2003 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

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

                                                                   Investment
                                                        Global     Banking and
                              Retail      Commercial   Corporate      Asset                  Operations
                              Banking      Banking      Banking    Management       UNBC      Services     Treasury
                            ------------ ------------ ------------ ------------ ------------ ----------- ------------
                                                                                        (in millions)
Fiscal year ended March 31,
 2002:
 Net revenue:
   BTM:
    Net interest
     income................ (Yen)176,297 (Yen)216,041 (Yen)136,872 (Yen)  3,784 (Yen)     -- (Yen)   663 (Yen)152,008
    Net fees...............       23,314       43,631       68,365       31,820           --       8,934       (5,009)
    Other..................       10,737       26,723       18,956       21,833           --       1,137       57,811
   BTM's subsidiaries......       72,787       11,342       57,887       40,605      289,520      19,231        2,265
                            ------------ ------------ ------------ ------------ ------------ ----------- ------------
     Total.................      283,135      297,737      282,080       98,042      289,520      29,965      207,075
 Operating expenses........      230,602      126,834      134,559       55,444      157,263      22,913       28,370
                            ------------ ------------ ------------ ------------ ------------ ----------- ------------
 Operating profit (loss)... (Yen) 52,533 (Yen)170,903 (Yen)147,521 (Yen) 42,598 (Yen)132,257 (Yen) 7,052 (Yen)178,705
                            ============ ============ ============ ============ ============ =========== ============
Fiscal year ended March 31,
 2003:
 Net revenue:
   BTM:
    Net interest
     income................ (Yen)165,407 (Yen)196,033 (Yen)125,811 (Yen)  5,961 (Yen)     -- (Yen)   558 (Yen)180,127
    Net fees...............       29,383       46,250       65,040       28,369           --       7,339       (6,222)
    Other..................       12,645       31,337       24,273       16,800           --         841      111,863
   BTM's subsidiaries......       72,534       12,964       47,787       31,500      269,755      16,845        2,068
                            ------------ ------------ ------------ ------------ ------------ ----------- ------------
     Total.................      279,969      286,584      262,911       82,630      269,755      25,583      287,836
 Operating expenses........      211,695      126,995      129,945       50,491      155,506      25,502       26,712
                            ------------ ------------ ------------ ------------ ------------ ----------- ------------
 Operating profit (loss)... (Yen) 68,274 (Yen)159,589 (Yen)132,966 (Yen) 32,139 (Yen)114,249 (Yen)    81 (Yen)261,124
                            ============ ============ ============ ============ ============ =========== ============
Fiscal year ended March 31,
 2004:
 Net revenue:
   BTM:
    Net interest
     income................ (Yen)169,252 (Yen)191,071 (Yen)119,182 (Yen) 11,443 (Yen)     -- (Yen)   646 (Yen)116,822
    Net fees...............       40,623       49,994       70,304       35,262           --       7,316       (4,194)
    Other..................       19,902       44,939       25,257       33,415           --         752       72,522
   BTM's subsidiaries......       73,113       11,661       31,609       34,687      253,456      15,942        1,174
                            ------------ ------------ ------------ ------------ ------------ ----------- ------------
     Total.................      302,890      297,665      246,352      114,807      253,456      24,656      186,324
 Operating expenses........      204,065      119,574      120,199       44,292      150,877      23,400       26,253
                            ------------ ------------ ------------ ------------ ------------ ----------- ------------
 Operating profit (loss)... (Yen) 98,825 (Yen)178,091 (Yen)126,153 (Yen) 70,515 (Yen)102,579 (Yen) 1,256 (Yen)160,071
                            ============ ============ ============ ============ ============ =========== ============


                             Mitsubishi
                             Securities       Other*         Total
                            ------------  -------------  --------------

Fiscal year ended March 31,
 2002:
 Net revenue:
   BTM:
    Net interest
     income................ (Yen)     --  (Yen) (21,416) (Yen)  664,249
    Net fees...............           --        (40,522)        130,533
    Other..................           --         (4,960)        132,237
   BTM's subsidiaries......       16,922          8,571         519,130
                            ------------  -------------  --------------
     Total.................       16,922        (58,327)      1,446,149
 Operating expenses........       25,739         57,001         838,725
                            ------------  -------------  --------------
 Operating profit (loss)... (Yen) (8,817) (Yen)(115,328) (Yen)  607,424
                            ============  =============  ==============
Fiscal year ended March 31,
 2003:
 Net revenue:
   BTM:
    Net interest
     income................ (Yen)     --  (Yen) (49,935) (Yen)  623,962
    Net fees...............           --        (37,185)        132,974
    Other..................           --         (6,972)        190,787
   BTM's subsidiaries......       58,521          6,022         517,996
                            ------------  -------------  --------------
     Total.................       58,521        (88,070)      1,465,719
 Operating expenses........       69,572         80,008         876,426
                            ------------  -------------  --------------
 Operating profit (loss)... (Yen)(11,051) (Yen)(168,078) (Yen)  589,293
                            ============  =============  ==============
Fiscal year ended March 31,
 2004:
 Net revenue:
   BTM:
    Net interest
     income................ (Yen)     --  (Yen)   5,830  (Yen)  614,246
    Net fees...............           --        (45,908)        153,397
    Other..................           --        (59,133)        137,654
   BTM's subsidiaries......      140,621          4,247         566,510
                            ------------  -------------  --------------
     Total.................      140,621        (94,964)      1,471,807
 Operating expenses........      112,008         40,848         841,516
                            ------------  -------------  --------------
 Operating profit (loss)... (Yen) 28,613  (Yen)(135,812) (Yen)  630,291
                            ============  =============  ==============

--------
* Other includes the Systems Services unit, the eBusiness & IT Initiatives unit and the Corporate Center, and eliminates overlapping allocation.

Management measures performance of each business unit by "operating profit," which includes profits or losses of BTM's subsidiaries. Financial information of each of BTM's subsidiaries is assigned to only one business unit, based on its major products or services provided and its major type of customers. "Operating profit" is a defined term in BTM's regulatory reporting to the FSA.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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

"Operating expenses" include salaries and employee benefits, occupancy, and certain other non-interest expenses. In determining operating profit, BTM Group does not assign to each business unit certain income and expense items such as specific provisions for loan loss reserve, equity investment securities gains or losses, minority interest in earnings or losses of BTM's subsidiaries, equity in earnings or losses of BTM's affiliated companies, goodwill amortization and impairment, net gains or losses from disposition of premises and equipment, and other non-interest income and expense items.

Frequently, the business units work together in connection with providing services to customers. In accordance with BTM Group's internal management accounting policies, BTM Group does not apportion the net revenue relating to a particular transaction among the participating business units. Instead, BTM Group assigns the total amount of net revenue relating to each of these transactions to each participating business unit. As a result, some items of net revenue are recorded as part of the operating results of more than one business unit. Any overlapping allocations are eliminated in the "Other" column. The following is a summary of the aggregate amounts of this overlapping allocation of net revenue for the business units for the fiscal years ended March 31, 2002, 2003 and 2004:

                                                                 Global      Total
                                          Retail   Commercial   Corporate    amount
                                          Banking   Banking      Banking   eliminated
                                          -------- ----------- ----------- -----------
                                                         (in millions)
Fiscal year ended March 31, 2002:
  Investment Banking and Asset Management (Yen) -- (Yen) 7,837 (Yen)30,157 (Yen)37,994
Fiscal year ended March 31, 2003:
  Investment Banking and Asset Management       --       9,722      28,709      38,431
Fiscal year ended March 31, 2004:
  Investment Banking and Asset Management      319      25,282      37,970      63,571

Mitsubishi Trust Group

Principal business activities of each operating group as of March 31, 2004, were as follows:

..   The Trust-Banking business group provides retail banking and trust services, corporate financing services, and stock transfer agent services

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

In April 2004, Mitsubishi Trust has upgraded the status of its stock transfer agency business from part of the trust-banking business group to a newly established stock transfer agency business group. Since this change was made subsequent to March 31, 2004, we did not reclassify the business segment information for the fiscal years ended March 31, 2002, 2003 and 2004 to reflect this change.

On April 2, 2001, NTB became a wholly owned subsidiary of MTFG and has been excluded from BTM's consolidation. On October 1, 2001, NTB and TTB merged with and into Mitsubishi Trust and, accordingly, their post-merger financial performance is reflected in Mitsubishi Trust's segment information. NTB's operation principally includes pension trust services, securities operations, real estate services, property management

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES services and stock transfer agency services. TTB's principal business includes securities lending transactions, asset securitizations and other financial securities. The following is a summary of financial performance of NTB and TTB for the six months ended September 30, 2001, derived from the internal management systems of these banks without any adjustments.

                                         Six months ended
                                        September 30, 2001
                                        ------------------
                                          (in millions)
                     Net revenue.......    (Yen)12,100
                     Operating expenses         14,341
                                           -----------
                     Operating loss....    (Yen)(2,241)
                                           ===========

The financial performance of the Mitsubishi Trust Group's business groups, derived from the internal management reporting system, is summarized below. Management does not use information on segments' total assets to allocate resources and assess performance, and has not prepared information on segment assets. Accordingly, business segments' information on total assets is not available.

                                                                   Trust-          Trust        Real        Global
                                                                   Banking         Assets      Estate       Markets
                                                               ----------------  ----------- ----------- ------------
                                                                                                 (in millions)
Fiscal year ended March 31, 2002:
   Mitsubishi Trust:
   Net revenue:
      Net interest income..................................... (Yen)     72,706  (Yen)    -- (Yen)    -- (Yen) 96,072
      Fees on jointly operated designated money in trusts.....           16,563           --          --       27,910
      Other fees..............................................           27,017       54,334      11,683       (3,306)
      Other...................................................              105           --          --      (14,768)
                                                               ----------------  ----------- ----------- ------------
         Total................................................          116,391       54,334      11,683      105,908
   Operating expenses.........................................           69,139       33,249       8,083       17,858
   Mitsubishi Trust's subsidiaries............................               --           --          --           --
                                                               ----------------  ----------- ----------- ------------
   Operating profit (loss).................................... (Yen)     47,252  (Yen)21,085 (Yen) 3,600 (Yen) 88,050
                                                               ================  =========== =========== ============
Fiscal year ended March 31, 2003:
   Mitsubishi Trust:
   Net revenue:
      Net interest income..................................... (Yen)     79,025  (Yen)    -- (Yen)    -- (Yen)108,988
      Fees on jointly operated designated money in trusts.....           10,382           --          --       21,971
      Other fees..............................................           30,708       37,986      16,720       (5,012)
      Other...................................................               31           --          --       11,301
                                                               ----------------  ----------- ----------- ------------
      Total...................................................          120,146       37,986      16,720      137,248
   Operating expenses.........................................           73,456       27,986       9,710       17,684
   Mitsubishi Trust's subsidiaries............................               --           --          --           --
                                                               ----------------  ----------- ----------- ------------
   Operating profit (loss).................................... (Yen)     46,690  (Yen)10,000 (Yen) 7,010 (Yen)119,564
                                                               ================  =========== =========== ============
Fiscal year ended March 31, 2004:
   Mitsubishi Trust:
   Net revenue:
      Net interest income.....................................      (Yen)78,539  (Yen)    -- (Yen)    -- (Yen)119,328
      Fees on jointly operated designated money in trusts.....            7,590           --          --       19,956
      Other fees..............................................           38,741       37,977      16,231       (5,666)
      Other...................................................                9           --          --       12,079
                                                               ----------------  ----------- ----------- ------------
         Total................................................          124,879       37,977      16,231      145,697
   Operating expenses.........................................           71,069       28,089       9,501       15,797
   Mitsubishi Trust's subsidiaries............................               --           --          --           --
                                                               ----------------  ----------- ----------- ------------
   Operating profit (loss)....................................      (Yen)53,810  (Yen) 9,888 (Yen) 6,730 (Yen)129,900
                                                               ================  =========== =========== ============

                                                                  Other*        Total
                                                               -----------  ------------

Fiscal year ended March 31, 2002:
   Mitsubishi Trust:
   Net revenue:
      Net interest income..................................... (Yen)10,711  (Yen)179,489
      Fees on jointly operated designated money in trusts.....      17,016        61,489
      Other fees..............................................          --        89,728
      Other...................................................         (50)      (14,713)
                                                               -----------  ------------
         Total................................................      27,677       315,993
   Operating expenses.........................................      31,421       159,750
   Mitsubishi Trust's subsidiaries............................        (293)         (293)
                                                               -----------  ------------
   Operating profit (loss).................................... (Yen)(4,037) (Yen)155,950
                                                               ===========  ============
Fiscal year ended March 31, 2003:
   Mitsubishi Trust:
   Net revenue:
      Net interest income..................................... (Yen) 6,180  (Yen)194,193
      Fees on jointly operated designated money in trusts.....      16,463        48,816
      Other fees..............................................          --        80,402
      Other...................................................        (117)       11,215
                                                               -----------  ------------
      Total...................................................      22,526       334,626
   Operating expenses.........................................      27,377       156,213
   Mitsubishi Trust's subsidiaries............................       4,738         4,738
                                                               -----------  ------------
   Operating profit (loss).................................... (Yen)  (113) (Yen)183,151
                                                               ===========  ============
Fiscal year ended March 31, 2004:
   Mitsubishi Trust:
   Net revenue:
      Net interest income..................................... (Yen) 5,001  (Yen)202,868
      Fees on jointly operated designated money in trusts.....       9,905        37,451
      Other fees..............................................          --        87,283
      Other...................................................        (591)       11,497
                                                               -----------  ------------
         Total................................................      14,315       339,099
   Operating expenses.........................................      26,584       151,040
   Mitsubishi Trust's subsidiaries............................       5,930         5,930
                                                               -----------  ------------
   Operating profit (loss).................................... (Yen)(6,339) (Yen)193,989
                                                               ===========  ============

--------
* Other includes certain divisions of the corporate headquarters (e.g., personnel and planning) and adjustments.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Management measures performance of each business group by "operating profit." "Operating profit" is a defined term in Mitsubishi Trust's regulatory reporting to the FSA. The financial performance of subsidiaries are measured by ordinary profit or loss derived from the financial statements of Mitsubishi Trust's subsidiaries. Because of the limited significance of subsidiary operations, Mitsubishi Trust does not assign the subsidiary financial performances to business groups but manages them on an aggregate basis.

"Net revenue" above includes net interest income, net fees (that is, fees and commissions received, net of fees paid and other related expenses), and other gains, such as net trading gains, net foreign exchange gains, and net gains from sales of investment debt securities measured under Japanese GAAP. "Operating expenses" include salaries and employee benefits, occupancy and certain other non-interest expenses. In determining operating profit, the Mitsubishi Trust Group does not assign to each business group certain income and expense items such as provisions for loan loss reserve, equity investment securities gains or losses, minority interest in earnings or losses of Mitsubishi Trust's subsidiaries, equity in earnings or losses of Mitsubishi Trust's affiliated companies, goodwill amortization and impairment, net gains or losses from disposition of premises and equipment, and other non-interest income and expense items.

"Fees on jointly operated designated money in trusts" include trust fees, accounted for on a cash basis, which are associated with loan trusts and other types of jointly operated designated money in trusts, including certain money trusts with guarantee for the repayment of principal. The amounts assigned to the Trust-Banking business group are fees associated with the return on lending activities and the amounts assigned to the Global Markets business group are fees resulting from the management of investment securities included in the trust accounts. Amounts of write-downs for trust assets recorded within each trust account, which eventually reduce the trust fees to be recognized in Mitsubishi Trust's financial statements, are excluded from the business group's performance measure on jointly operated designated money in trusts, and the fee amounts are before provision for credit losses on individual trust assets. Such credit losses, recognized within each trust account, are shown in the reconciliations of the business segments' total operating profit to income or loss before income tax expense or benefit and cumulative effect of a change in accounting principle. Fees on such trusts are determined at the end of respective accounting periods of individual trust accounts and Mitsubishi Trust recognizes such fees, on a cash basis, in its Japanese GAAP financial statements. For measuring the performance of the Trust-Banking and Global Markets business groups, Mitsubishi Trust focuses on the results of performance during the term corresponding to the fiscal period. Since the trust accounting periods do not necessarily correspond with Mitsubishi Trust's fiscal period, fee amounts shown in the Japanese GAAP financial statements would not meet the objective of management reporting without certain adjustments. Accordingly, Mitsubishi Trust allocates amounts to the business group to show the fee amounts that would have been earned, on an accrual basis, if each trust accounting period had corresponded with Mitsubishi Trust's fiscal period.

"Other fees" include trust fees other than fees on certain jointly operated designated money in trusts, such as retirement benefit trusts and securities-related trusts, including specified money trusts and independently operated designated money in trust, and fiduciary and custodial services related to asset management and administration. Fees and commissions on securitizations, stock transfer agency services and real estate businesses are also included in this line.

"Net revenue" included in the "Other" column includes interest and dividends on certain investment securities held for relationship management. "Fees on jointly operated designated money in trusts" under "Other" include the amounts representing the recoveries of trust assets previously written off and reversal of the statutory reserve, both of which are accounted for as a reduction of the trust fees. Also, included in the amounts under "Other" are the adjustments for the amounts of the Trust-Banking business group based on Mitsubishi Trust's fiscal period to the segments' total amounts, which are determined, based on the accounting periods of the trust accounts.

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

Reconciliations of the total amounts of total operating profits of BTM Group and Mitsubishi Trust Group under the internal management reporting system for the fiscal years ended March 31, 2002, 2003 and 2004 above to income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle shown on the consolidated statements of operations are as follows:

                                                                                    2002       2003       2004
                                                                                 ---------  ---------  ----------
                                                                                           (in billions)
Operating profit:
   BTM Group.................................................................... (Yen) 607  (Yen) 589  (Yen)  630
   Mitsubishi Trust Group.......................................................       156        183         194
                                                                                 ---------  ---------  ----------
       Total....................................................................       763        772         824
   Trust fees adjusted for credit losses of trust assets........................       (19)        (8)        (10)
   Credit (provision) for credit losses.........................................      (577)      (386)        114
   Trading account profits (losses)--net........................................        12         47        (117)
   Equity investment securities gains (losses)--net.............................       (23)      (270)        346
   Debt investment securities gains (losses)--net...............................        21        162        (204)
   Foreign exchange gains (losses)--net.........................................      (275)        84         355
   Gains (losses) on other real estate owned....................................        (6)        --           1
   Goodwill amortization........................................................        (8)        --          --
   Minority interest............................................................       (22)        (1)        (42)
   Other--net...................................................................      (189)      (137)        (87)
                                                                                 ---------  ---------  ----------
Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle......................... (Yen)(323) (Yen) 263  (Yen)1,180
                                                                                 =========  =========  ==========

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

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MTFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MTFG Group's foreign operations. The following table sets forth estimated total assets at March 31, 2002, 2003 and 2004, and estimated total revenue, total expenses, income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle and net income (loss) for the respective years then ended.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

                                                      Domestic                                Foreign
                                                  ---------------  --------------------------------------------------------------
                                                                       United
                                                                      States of                     Asia/Oceania       Other
                                                       Japan           America          Europe     excluding Japan     areas*
                                                  ---------------  ---------------  -------------- --------------- --------------
                                                                                            (in millions)
Fiscal year ended March 31, 2002:
   Total revenue................................. (Yen) 1,222,132  (Yen)   541,485  (Yen)  243,910 (Yen)  239,004  (Yen)  128,932
   Total expenses................................       1,607,527          572,926         235,430        194,189          87,908
   Income (loss) from continuing operations
    before income tax expense (benefit) and
    cumulative effect of a change in accounting
    principle....................................        (385,395)         (31,441)          8,480         44,815          41,024
   Net income (loss).............................        (236,546)         (57,036)          4,131         34,984          37,933
   Total assets at end of fiscal year............      69,162,382       12,346,379       6,668,616      3,297,980       2,889,757
Fiscal year ended March 31, 2003:
   Total revenue.................................       1,286,442          611,937         255,959        150,580         117,654
   Total expenses................................       1,362,508          438,082         203,947         89,056          66,055
   Income (loss) from continuing operations
    before income tax expense and cumulative
    effect of a change in accounting principle...         (76,066)         173,855          52,012         61,524          51,599
   Net income (loss).............................         (70,636)         142,954          37,273         43,315          50,382
   Total assets at end of fiscal year............      69,731,714       13,210,140       7,893,478      3,154,016       2,542,365
Fiscal year ended March 31, 2004:
   Total revenue.................................       1,650,727          575,077         277,183         78,054         147,552
   Total expenses................................         940,903          408,651          94,054         29,914          74,923
   Income from continuing operations before
    income tax expense and cumulative effect of
    a change in accounting principle.............         709,824          166,426         183,129         48,140          72,629
   Net income....................................         463,503          158,275         120,751         26,485          53,235
   Total assets at end of fiscal year............      79,655,825       12,585,539       6,141,837      3,015,416       2,302,463




                                                        Total
                                                  ----------------

Fiscal year ended March 31, 2002:
   Total revenue................................. (Yen)  2,375,463
   Total expenses................................        2,697,980
   Income (loss) from continuing operations
    before income tax expense (benefit) and
    cumulative effect of a change in accounting
    principle....................................         (322,517)
   Net income (loss).............................         (216,534)
   Total assets at end of fiscal year............       94,365,114
Fiscal year ended March 31, 2003:
   Total revenue.................................        2,422,572
   Total expenses................................        2,159,648
   Income (loss) from continuing operations
    before income tax expense and cumulative
    effect of a change in accounting principle...          262,924
   Net income (loss).............................          203,288
   Total assets at end of fiscal year............       96,531,713
Fiscal year ended March 31, 2004:
   Total revenue.................................        2,728,593
   Total expenses................................        1,548,445
   Income from continuing operations before
    income tax expense and cumulative effect of
    a change in accounting principle.............        1,180,148
   Net income....................................          822,249
   Total assets at end of fiscal year............      103,701,080

--------
*  Other areas primarily include Canada, Latin America and the Caribbean.

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2003 and 2004:

                                                                                                    2003            2004
                                                                                               --------------- ---------------
                                                                                                        (in millions)
Cash and due from banks....................................................................... (Yen)   452,142 (Yen)   348,670
Interest-earning deposits in other banks......................................................       3,234,017       2,999,248
                                                                                               --------------- ---------------
       Total.................................................................................. (Yen) 3,686,159 (Yen) 3,347,918
                                                                                               =============== ===============
Trading account assets........................................................................ (Yen) 1,825,919 (Yen) 1,737,706
                                                                                               =============== ===============
Investment securities......................................................................... (Yen) 7,926,797 (Yen) 7,276,364
                                                                                               =============== ===============
Loans--net of unearned income and deferred loan fees.......................................... (Yen)10,051,649 (Yen) 8,756,846
                                                                                               =============== ===============
Deposits, principally time deposits and certificates of deposit by foreign banks.............. (Yen)11,135,306 (Yen)13,779,317
                                                                                               =============== ===============
Funds borrowed:
    Call money, funds purchased, and receivables under repurchase agreements and securities lending transactions..................................................................... (Yen) 2,924,532 (Yen) 3,188,960
    Other short-term borrowings...............................................................         422,061         238,060
    Long-term debt............................................................................       1,206,093       1,185,060
                                                                                               --------------- ---------------
       Total.................................................................................. (Yen) 4,552,686 (Yen) 4,612,080
                                                                                               =============== ===============
Trading account liabilities................................................................... (Yen) 1,274,334 (Yen) 1,427,407
                                                                                               =============== ===============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

At 2004, the MTFG Group had no cross-border outstandings, as defined in the Securities Act Industry Guides 3, in any foreign country, which exceeded 0.75% of consolidated total assets.

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

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2003 and 2004:

                                                                                          2003                    2004
                                                                                 ----------------------- -----------------------
                                                                                  Carrying   Estimated    Carrying   Estimated
                                                                                   amount    fair value    amount    fair value
                                                                                 ----------- ----------- ----------- -----------
                                                                                                  (in billions)
Financial assets:
   Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions.................... (Yen)11,912 (Yen)11,912 (Yen)14,488 (Yen)14,488
   Trading account assets, excluding derivatives................................       4,789       4,789       5,930       5,930
   Investment securities........................................................      24,555      24,567      28,905      28,912
   Loans, net of allowance for credit losses....................................      47,105      47,483      47,638      47,880
   Other financial assets.......................................................       1,898       1,898       2,121       2,121
   Derivative financial instruments:
      Trading activities........................................................       3,574       3,574       2,448       2,448
      Activities qualifying for hedges..........................................          15          15           5           5
Financial liabilities:
   Non-interest-bearing deposits, call money and funds purchased, and payables
     under repurchase agreements and securities lending transactions............      15,742      15,742      16,893      16,893
   Interest-bearing deposits....................................................      60,882      60,900      62,528      62,512
   Debentures...................................................................         636         638         266         266
   Trading account liabilities, excluding derivatives...........................         206         206         220         220
   Obligations to return securities received as collateral......................         950         950       2,330       2,330
   Due to trust account.........................................................       1,402       1,402       1,380       1,380
   Other short-term borrowings..................................................       2,854       2,854       5,663       5,663
   Long-term debt...............................................................       5,159       5,378       5,660       5,791
   Other financial liabilities..................................................       1,878       1,878       1,871       1,871
   Derivative financial instruments:
      Trading activities........................................................       3,397       3,397       2,291       2,291

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

Investment securities--The fair values of investment securities, where quoted market prices or secondary market prices are available, are equal to such market prices. For investment securities, when quoted market prices or secondary market prices are not available, the fair values are estimated using quoted market prices for similar securities or based on appraised value as deemed appropriate by management. The fair value of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) at March 31, 2003 and 2004 were not readily determinable. Therefore, the above summary does not include the carrying amounts of such investment securities amounting to (Yen)145 billion and
(Yen)201 billion at March 31, 2003 and 2004, respectively.

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

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2003 and 2004 was not material.

The fair value estimates presented herein are based on pertinent information available to management as of March 31, 2003 and 2004. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

31.  STOCK-BASED COMPENSATION

Two subsidiaries of MTFG, Mitsubishi Securities and UNBC, have several stock-based compensation plans.

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

Pursuant to resolutions approved at the general shareholders' meetings, Mitsubishi Securities offers stock option plans which provide directors, executive officers, eligible employees and certain other persons with options to purchase shares (at the respective exercise prices stipulated in each plan) as follows:

Date of approval at the shareholders' meeting Exercise period                            Shares
--------------------------------------------- -----------------------------              ---------
                June 29, 2000................ July 1, 2002 to June 30, 2005              2,057,000
                June 28, 2001................ July 1, 2003 to June 30, 2006              2,272,000
                                                                                         ---------
Total................................................................................... 4,329,000
                                                                                         =========

The plans provide for the granting of stock options having an exercise price not less than the market value of Mitsubishi Securities' common stock on the date of grant. Following is the option activity for the period from September 1, 2002 to March 31, 2003 and for the fiscal year ended March 31, 2004:

                                                      2003                        2004
                                           -------------------------- ----------------------------
                                           Number of Weighted-average  Number of  Weighted-average
                                            shares    exercise price    shares     exercise price
                                           --------- ---------------- ----------  ----------------
Options outstanding, September 1, 2002, or
  beginning of fiscal year................ 5,512,000    (Yen)1,278     5,512,000     (Yen)1,278
   Granted................................        --            --            --             --
   Exercised..............................        --            --      (831,000)           812
   Forfeited..............................        --            --    (1,528,000)         1,568
                                           ---------                  ----------
Options outstanding, end of fiscal year... 5,512,000    (Yen)1,278     3,153,000     (Yen)1,260
                                           =========                  ==========
Options exercisable, end of fiscal year... 3,403,000    (Yen)1,566     3,153,000     (Yen)1,260
                                           =========                  ==========

The following table details the distribution of stock options outstanding at March 31, 2004:

                                                                          Options exercisable at
                             Options outstanding at March 31, 2004            March 31, 2004
                         --------------------------------------------- ----------------------------
                                     Weighted-average
                           Number       remaining     Weighted-average   Number    Weighted-average
Range of exercise prices outstanding contractual life  exercise price  exercisable  exercise price
------------------------ ----------- ---------------- ---------------- ----------- ----------------
    (Yen)812--1,546       3,153,000     1.64 years       (Yen)1,260     3,153,000     (Yen)1,260

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

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the Stock Plans shall not be less than the fair market value on the date the option is granted. Unvested restricted stock issued under the Stock Plans is shown as a reduction to retained earnings. The value of the restricted shares at the date of grant is amortized to compensation expense over its vesting period. All cancelled or forfeited options and restricted stock become available for future grants.

In 2001, 2002 and 2003, UNBC granted options to non-employee directors and various key employees, including policy-making officers under the 2000 Stock Plan. Under both Stock Plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. The options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33 1/3 percent on each anniversary under the 1997 Stock Plan, and fully vested and exercisable on the grant date under the 2000 Stock Plan. The following is a summary of stock option transactions under the Stock Plans.

                                                       Fiscal years ended December 31,
                            -------------------------------------------------------------------------------------
                                       2001                         2002                         2003
                            --------------------------- ---------------------------- ----------------------------
                            Number of  Weighted-average  Number of  Weighted-average  Number of  Weighted-average
                             shares     exercise price    shares     exercise price    shares     exercise price
                            ---------  ---------------- ----------  ---------------- ----------  ----------------
Options outstanding,
  beginning of fiscal
  year..................... 5,191,899       $28.47       7,939,271       $29.79       8,515,469       $34.71
   Granted................. 3,448,242        30.03       2,911,652        43.49       2,517,023        40.32
   Exercised...............  (557,597)       19.02      (2,187,170)       28.57      (1,912,323)       30.52
   Forfeited...............  (143,273)       29.91        (148,284)       34.05        (112,158)       38.96
                            ---------                   ----------                   ----------
Options outstanding, end of
  fiscal year.............. 7,939,271       $29.79       8,515,469       $34.71       9,008,011       $37.12
                            =========                   ==========                   ==========
Options exercisable, end of
  fiscal year.............. 3,009,555       $29.53       3,031,478       $31.08       3,845,520       $33.99
                            =========                   ==========                   ==========

The weighted-average fair value of options granted was $10.38 during 2001, $16.67 during 2002 and $12.92 during 2003.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants made in 2001, 2002 and 2003:

                                         2001     2002     2003
                                       -------  -------  -------
              Risk-free interest rate.     4.9%     4.9%     2.9%
              Expected lives.......... 5 years  5 years  5 years
              Expected volatility.....      45%      46%      43%
              Expected dividend yields     3.4%     2.3%     2.8%

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

The following table summarizes information about stock options outstanding.

                        Options outstanding at December 31, 2003    Options exercisable at December 31, 2003
                      --------------------------------------------- ----------------------------------------
                                  Weighted-average
    Range of            Number       remaining     Weighted-average   Number          Weighted-average
 exercise prices      outstanding contractual life  exercise price  exercisable        exercise price
------------------    ----------- ---------------- ---------------- -----------       ----------------
     $ 18.29-25.00       113,269     4.5 years          $22.47         113,269             $22.47
       27.56-40.50     6,067,111     7.4                 34.29       2,818,885              31.33
       42.40-57.50     2,827,631     8.1                 43.77         913,366              43.65
                       ---------                                     ---------
                       9,008,011                                     3,845,520
                       =========                                     =========

In each of 2001, 2002 and 2003, UNBC also granted 6,000 shares of restricted stock with weighted average grant date fair values of $37.10, $45.00 and $46.95, respectively, to key officers, including policy-making officers, under the 2000 Stock Plan. The awards of restricted stock vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, or retires under certain grant, age, and service conditions. Restricted shareholders have the right to vote their restricted shares and receive dividends.

At December 31, 2001, 2002 and 2003, 4,556,724 shares, 1,764,414 shares and
5,347,715 shares, respectively, were available for future grants as either stock options or restricted stock under the 2000 Stock Plan.

Effective January 1, 1997, UNBC established a Performance Share Plan. Eligible participants may earn performance share awards to be redeemed in cash three years after the date of grant. Performance shares are linked to shareholder value in two ways: (1) the market price of the UNBC's common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The total number of performance shares granted under the plan cannot exceed 600,000. UNBC granted 72,000 shares in 2001, 61,500 shares in 2002, and 43,500 shares in 2003. No performance shares were forfeited in 2002 or 2003. In 2001, 7,250 performance shares were forfeited. The value of a performance share is equal to the market price of UNBC's common stock. All cancelled or forfeited performance shares become available for future grants. Expenses related to these shares were $3.3 million each in both 2001 and 2002, and $6.6 million in 2003.

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

32.  PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTM and Mitsubishi Trust are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Also, retained earnings of these banking subsidiaries are restricted in accordance with the statutory reserve requirements under the Code (see Notes 20 and 21).

The following table presents the parent company only financial information of MTFG.

Condensed Balance Sheets

                                                            2003           2004
                                                       -------------- --------------
                                                               (in millions)
Assets:
   Cash and interest-earning deposits with banks...... (Yen)   34,359 (Yen)   57,571
   Investments in subsidiaries........................      2,512,591      3,775,210
   Other assets.......................................         18,764         53,013
                                                       -------------- --------------
       Total assets................................... (Yen)2,565,714      3,885,794
                                                       ============== ==============
Liabilities and shareholders' equity:
   Other liabilities.................................. (Yen)   12,777 (Yen)   38,842
                                                       -------------- --------------
   Total liabilities..................................         12,777         38,842
                                                       -------------- --------------
Shareholders' equity..................................      2,552,937      3,846,952
                                                       -------------- --------------
       Total liabilities and shareholders' equity..... (Yen)2,565,714 (Yen)3,885,794
                                                       ============== ==============

Condensed Statements of Operations

                                                               2002          2003         2004
                                                          -------------  ------------ ------------
                                                                       (in millions)
Income:
   Dividends from subsidiaries........................... (Yen)  67,523  (Yen) 22,067 (Yen) 64,549
   Management fees from subsidiaries.....................         4,967         3,814        4,773
   Interest income.......................................         7,145         4,736            4
   Other income..........................................           191           126           30
                                                          -------------  ------------ ------------
Total income.............................................        79,826        30,743       69,356
                                                          -------------  ------------ ------------
Expense:
   Operating expenses....................................         5,426         3,159        4,418
   Interest expense......................................         7,166         4,730           --
   Other expense.........................................            49           366          203
                                                          -------------  ------------ ------------
       Total expense.....................................        12,641         8,255        4,621
                                                          -------------  ------------ ------------
Equity in undistributed net income (loss) of subsidiaries      (283,855)      181,750      757,589
                                                          -------------  ------------ ------------
Income (loss) before income tax expense or benefit.......      (216,670)      204,238      822,324
Income tax expense (benefit).............................          (136)          950           75
                                                          -------------  ------------ ------------
Net income (loss)........................................ (Yen)(216,534) (Yen)203,288 (Yen)822,249
                                                          =============  ============ ============

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Condensed Statements of Cash Flows

                                                                           2002           2003           2004
                                                                      -------------  -------------  -------------
                                                                                     (in millions)
Operating activities:
   Net income (loss)................................................. (Yen)(216,534) (Yen) 203,288  (Yen) 822,249
   Adjustments and other.............................................       283,365       (181,203)      (766,676)
                                                                      -------------  -------------  -------------
Net cash provided by operating activities............................        66,831         22,085         55,573
                                                                      -------------  -------------  -------------
Investing activities:
   Proceeds from maturities of investments in convertible bonds of a
     subsidiary......................................................            --        243,804             --
   Net decrease (increase) in interest-earning deposits with banks...       (38,700)         5,873        (20,473)
   Purchase of equity investment in a subsidiary.....................       (12,827)      (210,277)            --
   Other.............................................................       (14,639)        (3,830)         1,047
                                                                      -------------  -------------  -------------
Net cash provided by (used in) investing activities..................       (66,166)        35,570        (19,426)
                                                                      -------------  -------------  -------------
Financing activities:
   Proceeds from sales of treasury stock.............................         6,998             --            137
   Payments to acquire treasury stock................................        (7,381)          (965)          (467)
   Proceeds from issuance of new shares of common stock..............            --        222,172             --
   Repayment of convertible bonds....................................            --       (243,804)            --
   Dividends paid....................................................            --        (46,915)       (32,847)
   Other.............................................................           230         12,877           (231)
                                                                      -------------  -------------  -------------
Net cash used in financing activities................................          (153)       (56,635)       (33,408)
                                                                      -------------  -------------  -------------
Net increase in cash and cash equivalents............................           512          1,020          2,739
Cash and cash equivalents at beginning of fiscal year................            --            512          1,532
                                                                      -------------  -------------  -------------
Cash and cash equivalents at end of fiscal year...................... (Yen)     512  (Yen)   1,532  (Yen)   4,271
                                                                      =============  =============  =============

33.  EVENTS SINCE MARCH 31, 2004

Approval of Dividends

On June 29, 2004, the shareholders approved payment of cash dividends to the shareholders of record on March 31, 2004 of (Yen)41,250 per share of Class 1 preferred stock, totaling (Yen)3,357 million, of (Yen)8,100 per share of Class 2 preferred stock, totaling (Yen)121 million, and of (Yen)6,000 per share of common stock, totaling (Yen)38,844 million.

Strategic Business and Capital Alliance Between ACOM CO., LTD ("ACOM") and MTFG

MTFG agreed to enter into strategic business and capital alliance with ACOM on March 23, 2004. Pursuant to the agreement, MTFG acquired 20,732,340 shares of common stock of ACOM for (Yen)137,870 million on April 20, 2004. After the acquisition of ACOM's share, the MTFG Group held shares equivalent to 15% of the voting rights of ACOM's outstanding shares.

Mitsubishi Motors Corporation

Mitsubishi Motors Corporation ("MMC") is a major automotive manufacturing company in Japan. In April 2004, Daimler Chrysler, the largest shareholders of MMC, announced to withdraw from providing any financial

            MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)

support to MMC and its consolidated subsidiaries (the "MMC Group"). In May 2004, MMC released a new business revitalization plan without the support by Daimler Chrysler, which contains a reduction in costs and financial support from other shareholders including the MTFG Group. Under its business revitalization plan, MMC received payments totaling (Yen)295 billion for the issue of preferred stocks during June 2004. The payments included (Yen)180 billion in the aggregate from domestic subsidiary banks of the MTFG Group.

The MTFG Group had an investment in shares of common stock issued by MMC of
(Yen)15.0 billion at March 31, 2004. These shares were classified as available-for-sale securities and were measured at fair value based on the quoted market price as of March 31, 2004, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Per share quoted market price of MMC was at (Yen)263 as of March 31, 2004, but declined to a price level below (Yen)80 per share in August 2004, after hitting over
(Yen)300 per share in mid April. Based on a price level around (Yen)100 per share in September 2004, significant part of the MTFG Group's investment in MMC's common stock has been lost subsequent to March 31, 2004.

Planned Management Integration with the UFJ Group

In August 2004, four companies of the MTFG Group, MTFG, BTM, Mitsubishi Trust and Mitsubishi Securities, concluded a basic agreement with four companies of the UFJ Group, UFJ Holdings, Inc. ("UFJ"), UFJ Bank Limited ("UFJ Bank"), UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd., regarding the management integration of the holding companies, banks, trust banks and securities companies of the two groups, subject to the approval by the shareholders and the relevant authorities. On September 10, 2004, MTFG, UFJ and UFJ Bank entered into an agreement with regard to the MTFG Group's cooperation in strengthening the UFJ Group's capital. Pursuant to the terms of the agreement, on September 17, 2004, UFJ Bank issued 3.5 billion preferred shares and MTFG purchased those shares for (Yen)700 billion.

Notice Concerning Redemption of Class 1 Preferred Stock

On August 26, 2004, MTFG announced that MTFG will redeem 40,700 shares of the 81,400 issued shares of its Class 1 Preferred stock on a pro-rata basis at
(Yen)3 million per share on October 1, 2004, pursuant to the terms and conditions for Class 1 Preferred stock set forth in the articles of incorporation.

Diamond Computer Service to Become MTFG's Wholly Owned Subsidiary

On August 26, 2004, MTFG announced that Diamond Computer Service, Co. Ltd., an equity method investee, will become a wholly owned subsidiary of MTFG by December 22, 2004 through a share exchange, subject to approval by Diamond Computer Service's shareholders and the relevant authorities.

                                   * * * * *

                                   Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                           MITSUBISHI TOKYO FINANCIAL
                                             GROUP, INC.

                                           By:        /s/  NOBUO KUROYANAGI
                                                  -----------------------------
                                           Name:        Nobuo Kuroyanagi
                                           Title: President and Chief Executive
                                                             Officer

Date: September 28, 2004

                                 EXHIBIT INDEX

Exhibit                                               Description
-------                                               -----------

   1(a) Articles of Incorporation of Mitsubishi Tokyo Financial Group, Inc., as amended and restated on
        June 29, 2004. (English Translation)

   1(b) Corporation Meetings Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended on April 1,
        2004. (English Translation)

   1(c) Board of Directors Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended on July 29,
        2004. (English Translation)

   1(d) Share Handling Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended and restated on
        June 29, 2004. (English Translation)

   2(a) Form of stock certificates.

   2(b) Form of American Depositary Receipt.*

   2(c) Deposit Agreement, dated as of April 2, 2001, among Mitsubishi Tokyo Financial Group, Inc., The
        Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder.*

   8    Subsidiaries of the Company--see "Item 4.C. Information on the Company--Organizational Structure."

  11    Code of ethics, compliance rules and compliance manual of Mitsubishi Tokyo Financial Group, Inc.
        applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
        (English translation of relevant sections)

  12    Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR
        240.15d-14(a)).

  13    Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR
        240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.
        1350).

  15    Consent of Auditors.

--------
* Incorporated by reference from the Registration Statement on Form F-6 (Reg. No. 333-13338) filed on April 2, 2001.