Form 20-F
period 2005-03-31
MITSUBISHI TOKYO FINANCIAL GROUP INC
filed 2005-08-25
CIK 67088

As filed with the Securities and Exchange Commission on August 25, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period              to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 1-10277

KABUSHIKI KAISHA MITSUBISHI TOKYO FINANCIAL GROUP

(Exact name of Registrant as specified in its charter)

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6326

Japan

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, without par value	New York Stock Exchange	(1)
American depositary shares, each of which represents one one-thousandth of one share of common stock	New York Stock Exchange

(1)	The listing of the registrant’s common stock on the New York Stock Exchange is for technical purposes only and without trading privileges.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At March 31, 2005, (1) 6,545,353 shares of common stock (including 6,802 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock), (2) 40,700 shares of class 1 preferred stock (3) 100,000 shares of class 3 preferred stock were issued.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such short period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes   ☒    No   ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   ☐    Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes   ☐    No   ☒

For purposes of this Annual Report, we have presented our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or US GAAP, except for risk-adjusted capital ratios, business segment financial information and some other specifically identified information. Unless otherwise stated or the context otherwise requires, all amounts in our financial statements are expressed in Japanese yen.

When we refer in this Annual Report to “Mitsubishi Tokyo Financial Group,” “MTFG,” “we,” “us,” “our” and the “Group,” we mean Mitsubishi Tokyo Financial Group, Inc. and its consolidated subsidiaries. References in this Annual Report to “yen” or “¥” are to Japanese yen and references to “US dollars,” “US dollar,” “dollars,” “US$” or “$” are to United States dollars. Our fiscal year ends on March 31 of each year. From time to time, we may refer to the fiscal year ended March 31, 2005 in this Annual Report as fiscal 2004 or the 2004 fiscal year. We may also refer to other fiscal years in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. We rely on this safe harbor in making these forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, business plan, targets, belief or current expectations and/or the current belief or current expectations of our management with respect to our results of operations and financial condition, including, among other matters, our problem loans and loan losses. In many, but not all cases, we use words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk” and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, believed, estimated, expected, intended or planned.

Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. We identify in this Annual Report in “Item 3.D. Key Information—Risk Factors,” “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects” and elsewhere, some, but not necessarily all, of the important factors that could cause these differences.

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

A.    Selected Financial Data

On April 2, 2001, we were formed as a holding company for The Bank of Tokyo-Mitsubishi, Ltd., or Bank of Tokyo-Mitsubishi, The Mitsubishi Trust and Banking Corporation, or Mitsubishi Trust Bank, and Nippon Trust Bank Limited, or Nippon Trust Bank. Nippon Trust Bank was formerly a majority-owned subsidiary of Bank of Tokyo-Mitsubishi and merged into Mitsubishi Trust Bank in October 2001. The business combination between Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank was accounted for under the pooling-of-interests method and, accordingly, the selected statement of operations and balance sheet data shown below for the periods ended before the combination set forth the combined results of Bank of Tokyo-Mitsubishi, including Nippon Trust Bank, and Mitsubishi Trust Bank as if the combination had been in effect for all the periods presented.

Except for risk-adjusted capital ratios, which are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP, and the average balance information, the selected financial data set forth below are derived from our financial statements prepared in accordance with US GAAP.

Upon the acquisition of additional common shares of ACOM CO., LTD., or ACOM, in April 2004, we applied the equity method of accounting to its investments in ACOM in a manner consistent with the accounting for step-by-step acquisition of a subsidiary. Accordingly, certain financial data for fiscal years ended on and before March 31, 2004 has been retroactively adjusted.

You should read the selected financial data set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and other financial data included elsewhere in this Annual Report. These data are qualified in their entirety by reference to all of that information.

	Fiscal years ended March 31,
	2001	2002	2003		2004	2005
	(in millions, except per share data and number of shares)
Statement of operations data:
Interest income	¥2,278,168	¥2,013,571	¥1,582,493		¥1,421,754	¥1,442,623
Interest expense	1,309,454	938,274	539,270		426,514	471,231

Net interest income	968,714	1,075,297	1,043,223		995,240	971,392
Provision (credit) for credit losses	783,855	598,412	437,972		(114,109)	109,502

Net interest income after provision (credit) for credit losses	184,859	476,885	605,251		1,109,349	861,890
Non-interest income	853,492	359,696	840,634		1,308,095	995,090
Non-interest expense	1,021,708	1,161,294	1,182,406		1,236,040	1,135,591

Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle	16,643	(324,713)	263,479		1,181,404	721,389
Income tax expense (benefit)	47,594	(99,729)	69,872		357,817	305,257

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	(30,951)	(224,984)	193,607		823,587	416,132
Income (loss) from discontinued operations—net	(27,084)	1,235	10,370		(585)	—
Cumulative effect of a change in accounting principle, net of tax(1)	—	5,867	(532)		—	(977)

Net income (loss)	¥(58,035)	¥(217,882)	¥203,445		¥823,002	¥415,155

Net income (loss) available to common shareholders	¥(66,371)	¥(222,050)	¥190,941		¥815,021	¥408,318

Amounts per share(2):
Basic earnings (loss) per common share—income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥(7,143.20)	¥(41,255.15)	¥32,240.37		¥128,443.00	¥62,867.28
Basic earnings (loss) per common share—net income (loss) available to common shareholders	(12,067.64)	(39,976.55)	33,991.75		128,350.88	62,717.21
Diluted earnings (loss) per common share—income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	(7,143.20)	(41,255.15)	29,486.78		125,123.73	62,626.69
Diluted earnings (loss) per common share—net income (loss) available to common shareholders	(12,067.64)	(39,976.55)	31,164.84		125,033.96	62,476.76
Number of shares used to calculate basic earnings per common share (in thousands)	5,500	5,555	5,617		6,350	6,510
Number of shares used to calculate diluted earnings per common share (in thousands)	5,500	5,555	5,863	(3)	6,517 (3)	6,516	(3)
Cash dividends per share declared during the fiscal year(4)
— Common shares	¥8,255.25	¥4,127.63	¥6,000.00		¥4,000.00	¥6,000.00
	$76.99	$38.50	$55.96		$37.31	$55.96
— Preferred shares (Class 1)	¥82,500.00	¥41,250.00	¥123,750.00		¥82,500.00	¥82,500.00
	$769.45	$384.72	$1,154.17		$769.45	$769.45
— Preferred shares (Class 2)	¥16,200.00	¥8,100.00	¥24,300.00		¥16,200.00	¥16,200.00
	$151.09	$75.55	$226.64		$151.09	$151.09

	At March 31,
	2001	2002	2003	2004	2005
	(in millions)
Balance sheet data:
Total assets	¥93,472,202	¥94,360,925	¥96,537,404	¥103,699,099	¥108,422,100
Loans, net of allowance for credit losses	47,953,919	48,494,545	47,105,433	47,637,729	50,330,832
Total liabilities	90,287,654	91,738,617	93,978,776	99,854,128	104,049,003
Deposits	60,105,742	63,659,501	67,303,678	70,024,252	71,294,863
Long-term debt	4,963,455	5,183,841	5,159,132	5,659,877	5,981,747
Shareholders’ equity	3,184,548	2,622,308	2,558,628	3,844,971	4,373,097
Capital stock(5)	956,664	973,156	1,084,708	1,084,708	1,084,708

	Fiscal years ended March 31,
	2001	2002	2003	2004	2005
	(in millions, except percentages)
Other financial data:	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Average balances:
Interest-earning assets	¥83,192,062	¥85,027,796	¥86,246,966	¥90,850,630	¥99,485,278
Interest-bearing liabilities	75,645,416	78,683,185	79,658,352	84,975,055	92,365,823
Total assets	89,322,862	92,365,532	95,478,978	102,827,850	110,829,406
Shareholders’ equity	3,445,630	3,035,140	2,432,279	3,289,783	3,880,044

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Return on equity and assets:
Net income (loss) available to common shareholders as a percentage of total average assets	(0.07)%	(0.24)%	0.20%	0.79%	0.37%
Net income (loss) available to common shareholders as a percentage of average shareholders’ equity	(1.93)%	(7.32)%	7.85%	24.77%	10.52%
Dividends per common share as a percentage of basic earnings per common share	— (6)	— (6)	17.65%	3.12%	9.57%
Average shareholders’ equity as a percentage of total average assets	3.86%	3.29%	2.55%	3.20%	3.50%
Net interest income as a percentage of total average interest-earning assets	1.16%	1.26%	1.21%	1.10%	0.98%
Credit quality data:
Allowance for credit losses	¥1,716,984	¥1,735,180	¥1,360,136	¥888,127	¥740,706
Allowance for credit losses as a percentage of loans	3.46%	3.45%	2.81%	1.83%	1.45%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥4,272,794	¥4,164,982	¥2,753,026	¥1,731,083	¥1,286,670
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	8.60%	8.29%	5.68%	3.57%	2.52%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	40.18%	41.66%	49.41%	51.30%	57.57%
Net loan charge-offs	¥598,362	¥603,404	¥814,811	¥337,124	¥260,927

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loan charge-offs as a percentage of average loans	1.21%	1.23%	1.64%	0.69%	0.51%
Average interest rate spread	1.01%	1.18%	1.15%	1.06%	0.94%
Risk-adjusted capital ratio calculated under Japanese GAAP(7)	10.15%	10.30%	10.84%	12.95%	11.76%

(1)	Effective April 1, 2001, we adopted Statement of Financial Accounting Standards, or SFAS, No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. On April 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Effective April 1, 2004, we adopted Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.”
(2)	Amounts have been adjusted to reflect the stock-for-stock exchange creating Mitsubishi Tokyo Financial Group, Inc. for the fiscal year ended March 31, 2001.
(3)	Includes the common shares potentially issuable pursuant to the 3% exchangeable guaranteed notes due 2002 and Class 2 preferred stock. The 3% exchangeable guaranteed notes due 2002 were redeemed in November 2002.
(4)	For the convenience of readers, the US dollar amounts are presented as translations of Japanese yen amounts at the rate of ¥107.22 = US$1.00, the noon buying rate on March 31, 2005 in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York.
(5)	Amounts include common stock and convertible Class 2 preferred stock. Redeemable Class 1 and Class 3 preferred stock are excluded.
(6)	Percentages against basic loss per common share have not been presented because such information is not meaningful.
(7)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. Ratio for the fiscal year ended March 31, 2001 represents combined risk-adjusted capital ratios of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank before any combination-related adjustments.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On August 22, 2005, the noon buying rate was $1.00 equals ¥109.75 and the inverse noon buying rate was ¥100 equals $0.91.

	Year 2005
	February	March	April	May	June	July	August(1)
High	¥105.84	107.49	108.67	108.17	110.91	113.42	112.12
Low	103.70	103.87	104.64	104.41	106.64	110.47	109.37

(1)	Period from August 1 to August 22.

	Fiscal year ended March 31,
	2001	2002	2003	2004	2005
Average (of month-end rates)	¥111.65	¥125.64	¥121.10	¥112.75	¥107.28

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this Annual Report, including our consolidated financial statements and related notes, “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and “Selected Statistical Data.”

Our business, operating results and financial condition could be materially adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this Annual Report. See “Forward-Looking Statements.”

Risks Relating to Our Business

We may have difficulty integrating our business and operations with those of the UFJ group, which may have a material adverse effect on our business, results of operations, financial condition and stock price.

We plan to merge with UFJ Holdings, Inc., or UFJ Holdings, and its consolidated subsidiaries. Our merger with UFJ Holdings will be a complex, time-consuming and costly process. Risks to the successful completion of the merger include:

•	potential disruptions of our ongoing business and the distraction of our management;

•

additional delays or other difficulties in integrating the domestic and overseas branch and subsidiary networks, head office functions, information and management systems, personnel and customer base of the two groups, which may prevent us from enhancing the convenience and efficiency of our branch and subsidiary network and operational systems as planned;

•	impairment of relationships with customers, employees and strategic partners;

•	additional credit-related expenses or losses that may be incurred as uniform accounting policies and policies for establishing allowances are applied to the asset and loan portfolio of the two groups;

•	unanticipated asset-quality problems in UFJ Holdings’ asset portfolio that may cause significant losses on write-downs or require additional allowances to be established; and

•	unanticipated expenses in connection with litigation related to the merger.

We may not succeed in addressing these risks or other problems encountered in connection with the merger. We recently decided to postpone the planned merger between Bank of Tokyo-Mitsubishi and UFJ Bank Limited, or UFJ Bank, to January 1, 2006. The postponement was undertaken to enable additional testing of the two banks’ systems intended to minimize risks arising from the merger. The postponement may also lead to future changes in our plan to complete all systems integration group-wide by March 31, 2007. Significant or unexpected costs may be incurred during the integration process, preventing us from achieving the targeted cost reductions from the business integration as scheduled or at all. If we are unable to resolve smoothly the problems that arise in the integration process between us and the UFJ group, our business, results of operations, financial condition and stock price may be materially and adversely affected. For additional information on the planned merger with UFJ Holdings, see “Item 4.B. Business Overview” and “Item 5.A. Operating and Financial Review and Prospects—Recent Developments—Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group—Effect of the Merger.”

We may have difficulty achieving the benefits expected from the merger, which may have a material adverse effect on our business, results of operations and financial condition.

Our ability to realize the growth opportunities and other expected benefits of the merger will depend in part on the successful integration of the domestic and overseas branch and subsidiary network, head office functions, information and management systems, personnel and customer base and other resources and aspects of our and the UFJ group’s holding companies, banks, trust banks and securities companies. To realize the anticipated benefits of the merger, we must implement a business plan that will effectively combine two operations that are diverse in terms of their respective products, services, customer segments and geographic scope, as well as management systems. Achieving the targeted cost savings is dependent on the successful implementation of the integration plan. We expect to incur annual integration-related expenses in implementing the integration plan and, for the first two years after the merger, these integration-related expenses are expected to exceed the targeted cost savings. These integration-related expenses may continue to exceed cost savings beyond that period. The primary challenges involved in achieving the benefits of the merger include:

•	retaining the existing customers and strategic partners of each company;

•	integrating our management, key employees and other personnel with that of the UFJ group;

•	coordinating and consolidating the functions of our domestic and overseas branch offices with those of the UFJ group;

•	identifying and streamlining redundant operations and assets;

•	combining customer products and services effectively and quickly;

•	transitioning relevant operations and facilities smoothly to a common information technology system; and

•	developing and implementing uniform accounting and reserve policies, internal controls, disclosure policies and procedures and other standards.

Estimates of targeted cost savings and other synergies in connection with the merger are inherently uncertain, and we may fail to achieve these targeted cost savings and other synergies as scheduled or at all.

We and UFJ Holdings have announced that the two groups will seek to realize cost savings through the merger, but that annual integration-related costs within the first two years after the merger are expected to exceed cost synergies during that period. In addition, we and UFJ Holdings announced that we will report for the fiscal year ending March 31, 2006 a significant amount of extraordinary charges under Japanese GAAP, a majority of which are non-cash items. Our targeted cost-savings are based on a number of assumptions, including that we will be able to implement necessary cost-saving measures such as the consolidation of overlapping products, services, branch offices and head office functions. In addition, these cost-savings targets assume that we will be able to integrate the operations, systems and personnel of the two institutions efficiently and as scheduled. Some of these assumptions may no longer be accurate due to passage of time or subsequent material changes in circumstances. For example, system integration and related costs may increase from our previous expectations due to the postponement of the merger between Bank of Tokyo-Mitsubishi and UFJ Bank. Additional delays or other difficulties in integrating the systems of the two banks may result in additional costs or cause delays in achieving the targeted cost savings and other merger synergies. If we fail to achieve the targeted cost savings from the merger, our financial condition and results of operations could be materially and adversely affected.

Although we also expect revenue synergies to yield increases in gross revenue, a decrease in revenue is expected for the first one to two years following the merger due to adjustments in loan exposures to certain borrowers. Revenue synergies are dependent on the successful implementation of our business strategy. If the revenue synergies do not materialize in the expected time period, our financial condition and results of operations could be materially and adversely affected.

Significant costs will be incurred in the course of and as a result of the merger.

We and UFJ Holdings expect to incur significant costs related to the merger. We will incur, for the first few years following the merger, significant expenses to close overlapping branches and subsidiaries and to integrate IT systems and other operations. Transaction-related expenses include financial advisory, legal and accounting fees and expenses, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. Additionally, we and UFJ Holdings may also incur significant costs in compensating creditors with creditor protection rights. Additional litigation-related costs may also be incurred as a result of the civil suit brought by Sumitomo Trust & Banking Co., Ltd. against UFJ Holdings in October 2004, or any other litigation that may arise in connection with the merger. We and UFJ Holdings may also incur additional unanticipated expenses in connection with the merger and the integration of the operations, information systems, domestic and overseas branch office network and personnel of the two groups.

The merger is subject to regulatory approvals and will be subject to various conditions set forth in the merger agreement and, even though the terms of the merger agreement have been approved by both sets of shareholders, the merger nonetheless may not be completed as scheduled or at all.

The merger agreement provides that the respective obligations of us and UFJ Holdings to complete the merger are subject to a number of specified conditions, including the obtaining or satisfying of all regulatory approvals, permits, consents and requirements necessary for the consummation of the merger. Regulatory authorities in Japan or elsewhere may seek to block or delay the merger between the holding companies or the mergers between the key operating subsidiaries, or may impose conditions that reduce or delay the anticipated benefits of the merger or make it difficult to complete as planned. If there are any delays in or unexpected conditions to the merger, our financial condition and results of operations could be materially and adversely affected. In addition, we and UFJ Holdings have the right to terminate the merger agreement at any time, upon the parties’ mutual written consent. Either party may also terminate the merger agreement if an event occurs that results in any material change to our financial or economic condition or that of UFJ Holdings, or that materially interferes with the execution of the merger, upon mutual agreement following consultation. If the merger agreement is terminated, we will not be able to achieve any of the anticipated integration benefits and our market reputation may be harmed.

We may suffer additional losses in the future due to problem loans.

We and the UFJ group have suffered from asset quality problems since the early 1990s. Despite our recent progress in reducing the level of our problem loans, UFJ Holdings continues to have a particularly concentrated exposure to large troubled borrowers and we will have a considerable amount of problem loans on our balance sheet at the time the merger is completed. A number of borrowers are still facing challenging circumstances, and our problem loans and credit-related expenses could increase if:

•	current restructuring plans of borrowers are not successfully implemented;

•	additional large borrowers become insolvent or must be restructured;

•	economic conditions in Japan deteriorate;

•	real estate prices in Japan continue to decline or stock prices in Japan decline;

•	the rate of corporate bankruptcies in Japan or elsewhere in the world rises;

•	additional economic problems arise elsewhere in the world; or

•	the global economic environment deteriorates generally.

An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base. Credit losses may increase if we elect, or are forced by economic or other considerations, to sell or write off our problem loans at a larger discount, in a larger amount or in a different time or manner than we may otherwise want. For a discussion of our historical problem loans, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans” and “Selected Statistical Data—Loan Portfolio.”

Our allowance for credit losses may be insufficient to cover future loan losses.

Our allowance for credit losses in our loan portfolios is based on evaluations, assumptions and estimates about customers, the value of collateral we hold and the economy as a whole. The allowance for credit losses in UFJ Holdings’ loan portfolio is also based on similar evaluations, assumptions and estimates. Our loan losses and those of UFJ Holdings could prove to be materially different from the estimates and could materially exceed these allowances. If actual loan losses are higher than currently expected, the current allowances for credit losses will be insufficient. We may incur credit losses or have to provide for additional allowance for credit losses if:

•	economic conditions, either generally or in particular industries in which large borrowers operate, deteriorate;

•	the standards for establishing allowances change, causing us to change some of the evaluations, assumptions and estimates used in determining the allowances;

•	the value of collateral we hold declines; or

•	we are adversely affected by other factors to an extent that is worse than anticipated.

For a detailed discussion of our allowance policy and the historical trend of allowances for credit losses, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Estimates—Allowance for Credit Losses” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

The credit quality of our loan portfolio may be adversely affected by the continuing financial difficulties facing some companies operating in the Japanese real estate, construction, trading, wholesale and retail, and automotive sectors.

We and UFJ Holdings have large exposures to some borrowers in the Japanese real estate, construction, trading, wholesale and retail, and automotive sectors, and are thus exposed to the ongoing financial difficulties faced by some borrowers operating in those sectors. Some of the companies in these sectors to which we or UFJ Holdings have extended credit are exposed to ongoing financial difficulties and they may be in restructuring negotiations or considering whether to seek bankruptcy protection. If these companies are unsuccessful in their restructuring efforts due to continuing financial and operational difficulties or other factors, are otherwise forced to seek bankruptcy protection, or if other lenders discontinue or decrease their financial support to these companies for any reason, there may be further significant deterioration in the credit quality of our loan portfolio, which would expose us to further loan losses. For a detailed discussion of our exposure to these sectors, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans” and “Selected Statistical Data—Loan Portfolio.”

Our exposure to troubled borrowers may increase, and our recoveries from these borrowers may be lower than expected.

We may provide additional loans, equity capital or other forms of support to troubled borrowers in order to facilitate their restructuring and revitalization efforts. We may forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructuring. We may take these steps even when our legal rights might permit us to take stronger action against the borrower and even when others might take stronger action against the borrower to maximize recovery or to reduce exposure in the short term. We may provide support to troubled borrowers for various reasons, including any of the following reasons arising from Japan’s business environment and customs:

•	political or regulatory considerations;

•	reluctance to push a major client into default or bankruptcy or to disrupt a restructuring plan supported by other lenders; and

•	a perceived responsibility for the obligations of our affiliated and associated companies, as well as companies with which we or UFJ Holdings have historical links or other long-standing relationships.

These practices may substantially increase our exposure to troubled borrowers and increase our losses.

We may experience losses because our remedies for credit defaults by our borrowers are limited.

We may not be able to realize the value of the collateral we hold or enforce our rights against defaulting customers because of:

•	the difficulty of foreclosing on collateral in Japan;

•	the illiquidity of and depressed values in the Japanese real estate market; and

•	the depressed values of pledged securities held as collateral.

Our business may be adversely affected by negative developments with respect to other Japanese financial institutions, both directly and through the effect they may have on the overall Japanese banking environment and on their borrowers.

Some Japanese financial institutions, including banks, non-bank lending and credit institutions, affiliates of securities companies and insurance companies, are still experiencing declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. The continued financial difficulties of other financial institutions could adversely affect us because:

•	we and UFJ Holdings have extended loans, some of which are classified as nonaccrual and restructured loans, to banks and other financial institutions that are not our consolidated subsidiaries;

•	we and UFJ Holdings are shareholders of some other banks and financial institutions that are not our consolidated subsidiaries;

•	we and UFJ Holdings may be requested to participate in providing assistance to support distressed financial institutions that are not our consolidated subsidiaries;

•	financial institutions may become majority owned or controlled by the Japanese government as a result of the government’s conversion, after the merger with UFJ Holdings, of our preferred stock into common stock or injection of additional public funds into financial institutions pursuant to the Deposit Insurance Law of Japan, such as the injection of public funds into Resona Bank, Ltd. and Ashikaga Bank, Ltd. in 2003, or other newly introduced frameworks for the injection of public funds into financial institutions;

•	if the government takes control of major financial institutions, we will become a direct competitor of government-controlled financial institutions and may be at a competitive disadvantage if the Japanese government provides regulatory, tax, funding or other benefits to those financial institutions to strengthen their capital, facilitate their sale or otherwise;

•	deposit insurance premiums could rise if deposit insurance funds prove to be inadequate;

•	repeated or large-scale bankruptcies or government support or control of financial institutions could generally undermine depositor confidence or adversely affect the overall banking environment; and

•	negative media coverage of the Japanese banking industry, regardless of its accuracy and applicability to us, could affect investor sentiment and have a materially adverse effect on our stock price.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect our financial results and the price of our common stock following the merger.

In accordance with US GAAP, we will account for the merger using the purchase method of accounting. We will allocate the total purchase price to our assets and liabilities based on the proportionate share of the fair values of those assets and liabilities. We will incur additional amortization expense over the estimated useful lives of certain of the identifiable intangible assets acquired in connection with the transaction. In addition, the excess of the purchase price over the fair values of UFJ Holdings’ assets and liabilities will be recorded as goodwill. If the recorded goodwill becomes impaired, we may be required to incur material charges relating to the impairment of goodwill. If the anticipated benefits of the merger are not achieved, our financial results and the price of our common stock could be adversely affected.

Negative media coverage of the merger, as well as statements by parties with competing interests, could have a material adverse effect on our reputation, business and results of operations.

The merger between us and UFJ Holdings has been the subject of extensive coverage by both Japanese and foreign media, and of statements by parties with competing interests. Some of this coverage and these statements are negative and pertain to a wide range of matters relating to the merger. Negative media coverage and statements about the merger, regardless of their veracity, may affect investor sentiment and could have a material adverse effect on our stock price. The resulting reputational harm from such negative media coverage and statements relating to the merger may also impact consumer perception, negatively affecting our business and results of operations. We may also be forced to devote considerable resources to address the impact of such media coverage and statements relating to the merger.

We may experience difficulties implementing effective internal controls.

In order to operate as a global financial institution, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations. Moreover, under the U.S. Sarbanes-Oxley Act of 2002, which will apply by reason of our status as an SEC reporting company, we will be required to establish internal control over our financial reporting and our management will be required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal control is effective. Our auditors must also conduct an audit to evaluate management’s assessment of the effectiveness of the internal control over financial reporting, and then render an opinion on our assessment and the effectiveness of our internal control over financial reporting.

Designing and implementing an effective system of internal controls capable of monitoring and managing our business and operations represents a significant challenge for us. Particularly, UFJ Holdings has previously admitted, in response to administrative action from the Financial Services Agency, to failures in internal controls that led to inappropriate responses to Financial Services Agency inspections of UFJ Bank’s large borrower classifications, errors in the management of loans to small- and medium-sized borrowers and deficiencies in their system for monitoring and managing credit risk. The internal control framework to be implemented by us after the planned merger with UFJ Holdings will need to have the ability to identify and prevent similar occurrences on a group-wide basis. The design and implementation of internal controls may require significant management and human resources, and result in considerable costs. In addition, as a result of unanticipated issues arising after the merger, we may need to take a permitted scope limitation on our assessment of internal control over financial reporting, may report material weaknesses in our internal control over financial reporting or may be unable to assert that our internal control over financial reporting is effective. If such circumstances arise, it could adversely affect the market’s perception of us.

We may be adversely affected if economic conditions in Japan worsen.

Since the early 1990s, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies, causing a large number of corporate bankruptcies and the failure of several major financial institutions. Although some economic indicators and stock prices have recently improved, if the economy weakens, then our earnings and credit quality may be adversely affected. For a discussion of Japan’s current economic environment, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Environment—Economic Environment in Japan.”

Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond portfolio, problem loans and results of operations.

We and UFJ Holdings hold a significant amount of Japanese government bonds and foreign bonds, including U.S. Treasury bonds. An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may negatively affect the value of the two groups’ bond portfolios and reduce the so called “spread,” which is the difference between the rate of interest earned and the rate of interest paid. In addition, an increase in relevant interest rates may increase our problem loans as some of our borrowers may not be able to meet the increased interest payment requirements, thereby adversely affecting our results of operations and financial condition. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

Corporate credibility issues among our borrowers could increase our problem loans or otherwise negatively affect our results of operations.

During the past few years, high profile bankruptcy filings and reports of past accounting or disclosure irregularities, including fraud, in the United States, Japan and other countries have raised corporate credibility issues, particularly with respect to public companies. In response to these developments and regulatory responses to these developments in the United States, Japan and elsewhere, regulators, auditors and corporate managers generally have begun to review financial statements more thoroughly and conservatively. As a result, additional accounting irregularities and corporate governance issues may be uncovered and bring about additional bankruptcy filings and regulatory action in the United States, Japan and elsewhere. Such developments could increase our credit costs if they directly involve our borrowers or indirectly affect our borrowers’ credit.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We, as a holding company, and our Japanese subsidiary banks, are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from the relevant entity’s financial statements prepared in accordance with Japanese GAAP. Our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A., referred to collectively as UNBC, are subject to similar U.S. capital adequacy guidelines. We or our subsidiary banks may be unable to continue to satisfy the capital adequacy requirements because of:

•	credit costs we or our subsidiary banks may incur as we dispose of problem loans and remove impaired assets from our balance sheet;

•	credit costs we or our subsidiary banks may incur due to losses from a future deterioration in asset quality;

•	a reduction in the value of our or our subsidiary banks’ deferred tax assets;

•	changes in accounting rules or in the guidelines regarding the calculation of bank holding companies’ or banks’ capital ratios;

•	declines in the value of our or our subsidiary banks’ securities portfolio;

•	the inability of us or our subsidiary banks to refinance subordinated debt obligations with equally subordinated debt;

•	adverse changes in foreign currency exchange rates; and

•	other adverse developments discussed in these risk factors.

If our capital ratios fall below required levels, the Financial Services Agency could require us to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our business operations. For a discussion of our capital ratios and the related regulatory guidelines, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

Our capital ratios may also be negatively affected by contemplated or recently adopted regulatory changes.

Several proposed regulatory changes could have an adverse impact on our capital ratios. In particular, the Financial System Council of the Financial Services Agency is discussing the adoption of rules that limit the amount of deferred tax assets that may be included in the calculation of Tier I or total regulatory capital. The imposition of any such limits would likely reduce our regulatory capital, perhaps materially. As of March 31, 2005,

•	Our net deferred tax assets amounted to ¥428.3 billion under Japanese GAAP, or approximately 10.0% of the amount of our Tier I capital of ¥4,286.8 billion calculated in accordance with Japanese GAAP as required by the Financial Services Agency, and

•	UFJ Holdings’ net deferred tax assets amounted to ¥1,093.6 billion under Japanese GAAP, or approximately 47.3% of the amount of our Tier I capital of ¥2,313.5 billion calculated in accordance with Japanese GAAP as required by the Financial Services Agency.

In addition, effective March 31, 2003, the Financial Services Agency strongly suggested that major banks calculate loan loss reserves for certain impaired loans by analyzing the projected cash flows from those loan assets, discounted to present value, instead of basing reserves on historical loan loss data. We employ a methodology to calculate loan loss reserves for these credits based on their estimated cash flows. However, if in the future the Financial Services Agency adopts a calculation methodology that is different from the methodology we employ, the size of our allowance for loan losses under Japanese GAAP could increase. Because capital ratios are calculated under Japanese GAAP, this change may materially reduce our capital ratios. Further regulatory changes are expected based on the new framework relating to regulatory capital requirements that were established by the Basel Committee on Banking Supervision and endorsed by the central bank governors and the heads of bank supervisory authorities of the Group of Ten (G10) countries in June 2004. The Financial Services Agency is expected to issue revised rules for the new capital adequacy framework around the end of 2005, which will become effective for the fiscal year ending March 31, 2007.

We may fail to meet the operating targets in the restructuring plan we will submit to the Financial Services Agency, which could subject us to administrative actions, the replacement of senior management, the conversion of preferred shares held by the Resolution and Collection Corporation and other adverse actions.

UFJ Holdings is a recipient of public funds from the Resolution and Collection Corporation, a Japanese government entity. The public funds were injected in the form of a preferred stock investment, and this preferred stock will be exchanged as part of the merger for newly issued preferred stock of the surviving entity. As a result, we will be required to prepare and submit a restructuring plan to the Financial Services Agency, and to periodically update such restructuring plan. Material failure to achieve the operating targets outlined in the restructuring plan could result in the following:

•	we or our affiliates may be subject to administrative action from the Financial Services Agency;

•	the Financial Services Agency may take steps to replace our senior management or that of our bank subsidiaries; or

•	the Resolution and Collection Corporation may convert the preferred stock we issued as part of the merger, which may make the Japanese government our largest shareholder.

In addition, the Financial Services Agency, the Resolution and Collection Corporation or other governmental agencies could take other actions, as a regulator or shareholder, that are designed to protect the interests of depositors or the Japanese government’s investment but may be materially adverse to the interests of other investors in our shares.

The Japanese government could become a significant shareholder.

After our merger with UFJ Holdings, the Resolution and Collection Corporation will hold preferred shares that do not have voting rights but are convertible into 12.6% of our common shares. If the preferred shares are converted into common shares, the Japanese government could hold a substantial interest in us. On April 4, 2003, the Financial Services Agency issued guidelines concerning when the Japanese government may convert the preferred shares of banks or bank holding companies that it owns into common shares. Among the conditions under which the Japanese government may convert its preferred shares under those guidelines is the non-payment of dividends on those preferred shares for two consecutive fiscal years, or non-payment for one fiscal year and only a partial payment of preferred dividends for the second fiscal year. If we are unable to pay the necessary amount of dividends on our preferred shares for any reason, the Japanese government could elect to convert the preferred shares it holds into common shares. This could result in significant reputational harm and significant changes to our strategic goals and operations.

Administrative sanctions by the Financial Services Agency against the UFJ group could have a materially adverse effect on our reputation, business, results of operations and stock price.

In June 2004, the Financial Services Agency levied business improvement administrative actions against the UFJ group after concluding that members of the UFJ group’s management had taken actions that amounted to evasions of inspections conducted by the Financial Services Agency on the classification of large borrowers. The causes of these sanctions led to the resignation of the top management of UFJ Holdings, UFJ Bank and UFJ Trust Bank Limited, or UFJ Trust Bank. The Financial Services Agency’s administrative order also directed the UFJ group to address serious deficiencies in its internal control framework. Subsequently, in October 2004, the Financial Services Agency filed criminal indictments against UFJ Bank and former members of its management. In conjunction with these indictments, the Tokyo District Public Prosecutors Office announced in December 2004 that they would seek to prosecute UFJ Bank, its former executive officers and a former employee on suspicion of violations of the Banking Law of Japan. In February 2005, three former executives of UFJ Bank pleaded guilty to obstructing the Financial Services Agency’s inspections in violation of the Banking Law. On April 25, 2005, UFJ Bank and its former executives were convicted of breaches of the Banking Law. UFJ Bank was fined ¥90 million, a former executive officer was sentenced to ten months imprisonment with a stay of execution for three years and two other former executive officers were sentenced to eight months imprisonment with a stay of execution for three years. These administrative sanctions and criminal proceedings may affect investor sentiment and could have a material adverse effect on our stock price. The resulting reputational harm from these events may also adversely impact consumer perception or relationships with both existing and potential business partners, negatively affecting our business and operations.

Our results of operations and capital ratios will be negatively affected if we are required to reduce our deferred tax assets.

We, UFJ Holdings and the two groups’ Japanese subsidiary banks determine the amount of net deferred tax assets and regulatory capital pursuant to Japanese GAAP and Japanese banking regulations, which differ from US GAAP and U.S. regulations. Under current Japanese banking regulations, all deferred tax assets established pursuant to Japanese GAAP are included in regulatory capital. Currently, Japanese GAAP generally permits the establishment of deferred tax assets for tax benefits that are expected to be realized during a period that is reasonably foreseeable, generally five fiscal years. The calculation of deferred tax assets under Japanese GAAP is based upon various assumptions, including assumptions with respect to future taxable income. Actual results may differ significantly from these assumptions. Even if our ability to include deferred tax assets in regulatory capital is not affected by rule changes (see “—Our capital ratios may also be negatively affected by contemplated or recently adopted regulatory changes” above), if we conclude, based on our projections of future taxable income, that we or our Japanese bank subsidiaries will be unable to realize a portion of the deferred tax assets, our deferred tax assets may be reduced and, as a result, our results of operations may be negatively affected and our capital ratios may decline.

We may not be able to refinance our subordinated debt obligations with equally subordinated debt, and as a result our capital ratios may be adversely affected.

As of March 31, 2005, subordinated debt accounted for approximately

•	33.8% of our total regulatory capital,

•	31.5% of Bank of Tokyo-Mitsubishi’s total regulatory capital,

•	39.7% of Mitsubishi Trust Bank’s total regulatory capital,

•	32.6% of UFJ Holdings’ total regulatory capital,

•	33.1% of UFJ Bank’s total regulatory capital, and

•	31.7% of UFJ Trust Bank’s total regulatory capital,

in each case, as calculated under Japanese GAAP. We or our subsidiary banks may not be able to refinance their subordinated debt obligations with equally subordinated debt after the merger. The failure to refinance these subordinated debt obligations with equally subordinated debt may reduce our total regulatory capital and, as a result, negatively affect our capital ratios.

If the Japanese stock market declines, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

We and UFJ Holdings hold large amounts of marketable equity securities. The market values of these securities are inherently volatile. The Nikkei 225 stock average declined to a 20-year low in April 2003 before recovering during the fiscal year ended March 31, 2004. The Nikkei 225 stock average remained relatively unchanged during the fiscal year ended March 31, 2005. As of mid-August 2005, the Nikkei 225 stock average was approximately ¥12,000. We will incur losses on our securities portfolio if the Japanese stock market declines in the future. Material declines in the Japanese stock market may also materially adversely affect our capital ratios. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.”

Our efforts to reduce our shareholdings of equity securities may adversely affect our relationships with customers as well as our stock price, and we or the UFJ group could also be forced to sell some holdings of equity securities at price levels lower than we or the UFJ group would otherwise sell at in order to remain compliant with relevant Japanese laws.

Like many Japanese financial institutions, a substantial portion of our and UFJ Holdings’ equity securities portfolio is held for strategic and business-relationship purposes. In November 2001, the Japanese government enacted a law forbidding bank holding companies and banks, including we and UFJ Holdings and our respective bank subsidiaries, from holding, after September 30, 2006, stock with an aggregate value that exceeds their adjusted Tier I capital. Additionally, Japanese banks are also generally prohibited by the Banking Law and the Anti-Monopoly Law of Japan from purchasing or holding more than 5% of the equity interest in any domestic third party. In order to comply with this requirement, prior to or soon after the merger we and the UFJ group may be required to sell some holdings of equity securities so that the two groups’ combined holdings do not exceed this 5% threshold after the merger.

The sale of equity securities, whether to remain compliant with the prohibition on holding stock in excess of our adjusted Tier I capital, to reduce our risk exposure to fluctuations in equity security prices, to comply with the requirements of the Banking Law and the Anti-Monopoly Law or otherwise, will reduce our strategic shareholdings, which may have an adverse effect on relationships with our customers. In addition, our plans to reduce our strategic shareholdings may encourage some of our customers to sell their shares of our common stock, which may have a negative impact on our stock price. In order to remain compliant with the legal requirements described above, we and the UFJ group may also sell some equity securities at price levels lower than we and the UFJ group would otherwise sell at.

Our trading and investment activities expose us to interest rate, exchange rate and other risks.

We and UFJ Holdings undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. Our income from these activities are subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:

•	increases in interest rates may have an adverse effect on the value of our fixed income securities portfolio, as discussed in “—Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond portfolio, problem loans and results of operations” above; and

•	the strengthening of the yen against the U.S. dollar and other foreign currencies will reduce the value, in our financial statements, of our substantial portfolio of foreign currency denominated investments.

In addition, downgrades of the credit ratings of some of the fixed income securities in our portfolio could negatively affect our results of operations. Our results of operations and financial condition in future periods will be exposed to the risks of loss associated with these activities. For a discussion of our investment portfolio and related risks see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Investment Portfolio” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

A downgrade of our credit ratings could have a negative effect on our business.

A downgrade of our credit ratings by one or more of the credit rating agencies could have a negative effect on our treasury operations and other aspects of our business. In the event of a downgrade of our credit ratings, our treasury business unit may have to accept less favorable terms in our transactions with counterparties, including capital raising activities, or may be unable to enter into some transactions. This could have a negative impact on the profitability of our treasury and other operations and adversely affect our results of operations and financial condition.

We might have to pay risk premiums on borrowings from international financial institutions or be subject to credit limitations by them.

As a result of concerns regarding asset quality and the failure of several large Japanese financial institutions, international financial institutions have in the past:

•	charged an additional risk premium to Japanese financial institutions for short-term borrowings in the interbank market; and

•	placed restrictions on the amount of credit, including interbank deposits, that they extend to Japanese banks.

These restrictions on credit resulted in higher operating expenses and decreased profitability for affected Japanese banks. If conditions in the Japanese banking and other financial sectors further deteriorate, international markets could again impose risk premiums or credit restrictions on Japanese banks, including us.

We may not be able to achieve the goals of our business strategies.

We currently plan to pursue various business strategies to improve our profitability. In addition to the risks associated with the merger with UFJ Holdings, there are various other risks that could adversely impact our ability to achieve our business objectives. For example:

•	we may be unable to cross-sell our products and services as effectively as anticipated;

•	we may have difficulty in coordinating the operations of our subsidiaries and affiliates as planned due to legal restrictions, internal conflict or market resistance;

•	we may lose customers and business as some of our subsidiaries’ or affiliates’ operations are reorganized and, in some cases, rebranded;

•	our efforts to streamline operations may require more time than expected and cause some negative reactions from our customers;

•	new products and services we introduce may not gain acceptance among customers; and

•	we may have difficulty developing and operating the necessary information systems.

We will be exposed to increased risks as we expand the range of our products and services.

As we expand the range of our products and services beyond our traditional banking and trust businesses and as the sophistication of financial products and management systems grows, we will be exposed to new and increasingly complex risks. We may have only limited experience with the risks related to the expanded range of these products and services. To the extent we expand our product and service offerings through acquisitions, we face risks relating to the integration of acquired businesses with our existing operations. Moreover, some of the activities that our subsidiaries are expected to engage in, such as derivatives and foreign currency trading, present substantial risks. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. As a result, we are subject to substantial market, credit and other risks in relation to the expanding scope of our products, services and trading activities, which could result in us incurring substantial losses. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. For a detailed discussion of our risk management systems, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Any adverse changes in UNBC’s business could significantly affect our results of operations.

UNBC contributes a significant portion of our net income. Any adverse change in the business or operations of UNBC could significantly affect our results of operations. Factors that could negatively affect UNBC’s results include adverse economic conditions in California, including the decline in the technology sector, the California state government’s financial condition, a potential downturn in the real estate and housing industries in California, substantial competition in the California banking market, growing uncertainty over the U.S. economy due to the threat of terrorist attacks, fluctuating oil prices and rising interest rates, negative trends in debt ratings and equity valuations of various borrowers increasing the risk of corporate bankruptcy filings, and additional costs which may arise from enterprise-wide compliance with applicable laws and regulations such as the Bank Secrecy Act and related amendments under the U.S. Patriot Act. For a detailed segment discussion relating to UNBC, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Segment Analysis—Bank of Tokyo-Mitsubishi.”

We are exposed to substantial credit and market risks in Asia, Latin America and other regions.

We are active in Asia, Latin America and other regions through a network of branches and subsidiaries and are thus exposed to a variety of credit and market risks associated with countries in these regions. A decline in the value of Asian, Latin American or other relevant currencies could adversely affect the creditworthiness of some of our borrowers in those regions. For example, the loans we and the UFJ group have made to Asian, Latin American and other overseas borrowers and banks are often denominated in yen, U.S. dollars or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these and related conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, we are active in other regions that expose us to risks similar to the risks described above and also risks specific to those regions, which may cause us to incur losses or suffer other adverse effects. For a more detailed discussion of our credit exposure to Asian, Latin American and other relevant countries, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Our income and expenses relating to our international operations, as well as our foreign assets and liabilities, are exposed to foreign currency fluctuations.

Our international operations are subject to fluctuations in foreign currency exchange rates against the Japanese yen. When the yen appreciates, yen amounts for transactions denominated in foreign currencies, including a substantial portion of UNBC’s transactions, decline. In addition, a portion of our assets and liabilities are denominated in foreign currencies. To the extent that our foreign currency denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the yen may adversely affect our financial condition, including our capital ratios. In addition, fluctuations in foreign exchange rates will create foreign currency translation gains or losses. For a historical discussion of the effect of changes in foreign currency exchange rates, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Effect of the Change in Exchange Rates on Foreign Currency Translation.”

Losses relating to our pension plans and a decline in returns on our plan assets may negatively affect our results of operations and financial condition.

We may incur losses if the fair value of our pension plans’ assets declines, if the rate of return on our pension assets declines or if there is a change in the actuarial assumptions on which the calculations of the projected benefit obligations are based. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations and the resulting annual amortization expense.

We may have to compensate for losses in our loan trusts and jointly operated designated money in trusts. This could have a negative effect on our results of operations.

Our trust bank subsidiary may have to compensate for losses of principal of all loan trusts and some jointly operated designated money in trusts. Funds in those guaranteed trusts are generally invested in loans and securities. Our trust bank subsidiary will be required to maintain reserves in the accounts of those guaranteed trusts for loan losses and other impairments of principal, but the amount of these compensation obligations would not appear as a liability on our balance sheet. If the amount of assets and reserves held in the guaranteed trusts falls below the principal as a result of loan losses, losses in the investment portfolio or otherwise, which are not absorbed by the profit earned by the trusts, our trust bank subsidiary would be required to make a payment on the guaranties. For a detailed discussion of guaranteed trusts, see “Item 5. Operating and Financial Review and Prospects.”

Trust beneficiaries of loan trusts and jointly operated designated money in trust are entitled to a semi-annual dividend, which in practice is the “projected rate” published semi-annually. Sharp declines in interest rates or in the value of the securities held in our trusts’ investment portfolios will partly reduce performance-dependent trust fees that our trust bank subsidiary will generate from our loan trusts and jointly operated designated money in trust, thereby adversely affecting our results of operations.

Our business and operations are exposed to various system, political and social risks beyond our control.

As a major financial institution, our business and operations are significantly dependent upon the domestic and world economies and are thus exposed to various system, political and social risks beyond our control. Recent examples include disruptions of the Internet and other information networks due to major virus outbreaks, major terrorist activity such as the July 2005 London attacks, serious political instability and major health epidemics such as the outbreak of severe acute respiratory syndrome, or SARS. Such incidents may directly affect our business and operations by disrupting our operational infrastructure or internal systems. Such incidents may also negatively impact the economic conditions, political regimes and social infrastructure of countries and regions in which we operate, and possibly the global economy as a whole. These various factors beyond our control, as well as the threat of such risks or related countermeasures, may materially and adversely affect our business, operating results and financial condition.

We may be subject to liability and regulatory action if we are unable to protect personal and other confidential information.

In recent years, there have been many cases of personal information and records in the possession of corporations and institutions being leaked or improperly accessed. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. The standards applicable to us have become more stringent under the new Personal Information Protection Act of Japan, which became effective from April 2005. As an institution in possession of personal information, we may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Personal Information Protection Act. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

Adverse regulatory developments or changes in laws, government policies or economic controls could have a negative impact on our business and results of operations.

We conduct our business subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in Japan and the other markets in which we operate. Future developments or changes in laws, regulations, policies, voluntary codes of practice, fiscal or other policies and their effects are unpredictable and beyond our control. In particular, the Financial Services Agency has announced various regulatory changes that it would consider. For example, in December 2004, the Financial Services Agency launched an initiative designed to identify additional subjects for future financial reforms to be enacted over the next two years relating to various financial issues, including the possible enactment of an investment services law, which aims to provide an overall regulatory regime applicable to financial institutions and financial products and the improvement of corporate governance and risk management of financial institutions. The Financial Services Agency and other regulatory authorities also have the authority to conduct, at any time, inspections to review banks’ accounts, including those of our bank subsidiaries. Any of the changes referred to above or any action that must be taken by us, whether as a result of regulatory developments or changes or inspections, could negatively affect our business and results of operations.

Our business may be adversely affected by competitive pressures, which have increased significantly due to regulatory changes.

In recent years, the Japanese financial system has been increasingly deregulated and barriers to competition have been reduced. In addition, the Japanese financial industry has been undergoing significant consolidation, as a result of which larger and more integrated financial institutions have emerged as competitors. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition—Japan.”

Our ability to pay dividends is substantially dependent on our subsidiaries and affiliated companies’ dividend payments to us.

As a holding company, substantially all of our cash flow will come from dividends that our subsidiaries and affiliated companies pay to us. Under some circumstances, various statutory or contractual provisions may restrict the amount of dividends our subsidiaries and affiliated companies can pay to us. Also, if our subsidiaries and affiliated companies do not have sufficient earnings, they will be unable to pay dividends to us, and we in turn may be unable to pay dividends.

Risks Related to Owning Our Shares

Efforts by other companies to reduce their holdings of our shares may adversely affect our stock price.

Many companies in Japan that hold shares of our stock and UFJ Holdings stock have announced plans to reduce their shareholdings in other companies. Any future plans of ours to sell shares in other companies may further encourage those companies and other companies to sell our shares. If an increased number of shares of our common stock are sold in the market, it will adversely affect the trading price of shares of our common stock.

Rights of shareholders under Japanese law may be different from those under the laws of jurisdictions within the United States and other countries.

Our articles of incorporation, the regulations of our board of directors and the Japanese Commercial Code govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders rights are different from those that would apply if we were not a Japanese corporation. Shareholders rights under Japanese law are different in some respects from shareholders rights under the laws of jurisdictions within the United States and other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside of Japan. For a detailed discussion of the relevant provisions under the Japanese Commercial Code and our Articles of Incorporation, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

It may not be possible for investors to effect service of process within the United States upon us or our directors, senior management or corporate auditors, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a joint stock company incorporated under the laws of Japan. Almost all of our directors, senior management and corporate auditors reside outside the United States. Many of the assets of us and these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce, against us or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.

Risks Related to Owning Our ADSs

As a holder of ADSs, you have fewer rights than a shareholder and you must act through the depositary to exercise these rights.

The rights of our shareholders under Japanese law to take actions such as voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian, is the record holder of the shares underlying the ADSs, a holder of ADSs may not be entitled to the same rights as a shareholder. In your capacity as an ADS holder, you are not able to bring a derivative action, examine our accounting books and records or exercise appraisal rights, except through the depositary.

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

On April 1, 2004, we implemented a new integrated business group system, which currently integrates the operations of Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and Mitsubishi Securities Co, Ltd., or Mitsubishi Securities, in the following three areas—Retail, Corporate, and Trust Assets. Although this new measure did not change the legal entities of Mitsubishi Tokyo Financial Group, Inc., Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank, and Mitsubishi Securities, it is intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries.

On July 1, 2005, Mitsubishi Tokyo Financial Group, Inc. made Mitsubishi Securities a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank.

On June 29, 2005, the merger agreement between us and UFJ Holdings was approved at the general shareholders meetings of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings. As the surviving entity, Mitsubishi Tokyo Financial Group, Inc. will be renamed “Mitsubishi UFJ Financial Group, Inc.” and use the abbreviation “MUFG”. Under the current schedule, the merger of the two bank holding companies is expected to be completed on October 1, 2005.

Mitsubishi Tokyo Financial Group, Inc.’s registered address is 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6326, Japan, and its telephone number is 81-3-3240-8111.

For a discussion of the planned integration with the UFJ group and other recent developments, see “Item 4.B. Business Overview” and “Item 5.A. Operating and Financial Review and Prospects—Recent Developments.”

The Bank of Tokyo-Mitsubishi, Ltd.

Bank of Tokyo-Mitsubishi is a major commercial banking organization in Japan and provides a broad range of domestic and international banking services from its offices in Japan and around the world. Bank of Tokyo-Mitsubishi is a “city” bank, as opposed to a regional bank. Bank of Tokyo-Mitsubishi’s registered head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan, and its telephone number is 81-3-3240-1111. Bank of Tokyo-Mitsubishi is a joint stock company (kabushiki kaisha) incorporated in Japan under the Japanese Commercial Code.

Bank of Tokyo-Mitsubishi was formed through the merger, on April 1, 1996, of The Mitsubishi Bank, Limited and The Bank of Tokyo, Ltd. The origins of Mitsubishi Bank can be traced to the Mitsubishi Exchange Office, a money exchange house established in 1880 by Yataro Iwasaki, a key figure in the Japanese industrial revolution and the founder of the Mitsubishi industrial, commercial and financial group. In 1895, the Mitsubishi Exchange Office was succeeded by the Banking Division of the Mitsubishi Goshi Kaisha, the holding company of the “Mitsubishi group” of companies, that began in the late 19th century with interests in shipping and trading. Mitsubishi Bank had been a principal bank to many of the Mitsubishi group companies, but broadened its relationships to cover a wide range of Japanese industries, small and medium-sized companies and individuals.

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

As part of our planned merger with UFJ Holdings, Bank of Tokyo-Mitsubishi and UFJ Bank will merge, and the surviving entity, Bank of Tokyo-Mitsubishi, will be a wholly-owned subsidiary of the new holding company. Bank of Tokyo-Mitsubishi will be renamed “The Bank of Tokyo-Mitsubishi UFJ, Ltd.” On August 12, 2005, the merger date was postponed to January 1, 2006. The postponement was undertaken to enable additional testing of the two banks’ systems intended to minimize risks arising from the merger. The merger agreement entered into separately between the two banks was amended to reflect the postponement. The postponement may also lead to future changes in our plan to complete all systems integration group-wide by March 31, 2007.

Bank of Tokyo-Mitsubishi is a member of the “Mitsubishi group” of companies. The expression “Mitsubishi group” is used to describe companies with historical links to a group of companies that were under common control. Although there are numerous, generally small, cross-shareholdings among these companies even today, the Mitsubishi group companies have been managed and operated independently. The Mitsubishi group companies are engaged in a broad range of activities including manufacturing, trading, natural resources, transportation, real estate, banking and insurance.

The Mitsubishi Trust and Banking Corporation

Mitsubishi Trust Bank is a major trust bank in Japan, providing trust and banking services to meet the financing and investment needs of clients in Japan and the rest of Asia, as well as in the United States and Europe. Mitsubishi Trust Bank’s registered head office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan. Its telephone number is 81-3-3212-1211. Mitsubishi Trust Bank is also a joint stock company (kabushiki kaisha) incorporated in Japan under the Japanese Commercial Code.

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

As part of our planned merger with UFJ Holdings, Mitsubishi Trust Bank and UFJ Trust Bank will merge on October 1, 2005, and the surviving entity, Mitsubishi Trust Bank, will be a wholly-owned subsidiary of the new holding company. Mitsubishi Trust Bank will be renamed “Mitsubishi UFJ Trust and Banking Corporation”.

Mitsubishi Trust Bank is also a member of the “Mitsubishi group” of companies.

Mitsubishi Securities Co., Ltd.

On September 1, 2002, Bank of Tokyo-Mitsubishi completed the merger of its securities subsidiaries and affiliate, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd. and Tokyo-Mitsubishi Personal Securities Co., Ltd., and Mitsubishi Trust Bank’s securities affiliate, Issei Securities Co., Ltd., to form Mitsubishi Securities Co., Ltd., or Mitsubishi Securities. Since the merger, Bank of Tokyo-Mitsubishi has been consolidating various areas of its securities and investment banking business, such as mergers and acquisitions, part of its derivative operations, corporate advisory and securitization operations, under Mitsubishi Securities. On July 1, 2005, Mitsubishi Tokyo Financial Group, Inc. made Mitsubishi Securities a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank.

As part of our planned merger with UFJ Holdings, Mitsubishi Securities and UFJ Tsubasa Securities will merge on October 1, 2005, and the surviving entity, Mitsubishi Securities, will become a majority-owned, direct subsidiary of the new holding company. Mitsubishi Securities will be renamed “Mitsubishi UFJ Securities, Co., Ltd.”

Mitsubishi Securities is also a member of the “Mitsubishi group” of companies.

B.    Business Overview

Mitsubishi Tokyo Financial Group, Inc. is one of the world’s leading bank holding companies. Through our two directly held subsidiary banks, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, Mitsubishi Securities and other subsidiaries, we provide a full range of domestic and international financial services, including commercial banking, investment banking and asset management services, as well as securities-related services, trust services, to individuals and corporate customers.

While maintaining the corporate cultures and core competencies of Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and Mitsubishi Securities, Mitsubishi Tokyo Financial Group, Inc., as the holding company, seeks to work with them to find ways to:

•	establish a more diversified financial services group operating across business sectors;

•	leverage the flexibility afforded by our organizational structure to expand our business;

•	benefit from the collective expertise of Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and Mitsubishi Securities;

•	achieve operational efficiencies and economies of scale; and

•	enhance the sophistication and comprehensiveness of the group’s risk management expertise.

On June 29, 2005, the merger agreement between us and UFJ Holdings was approved at the general shareholders meetings of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings. Under the current schedule, the mergers of the holding companies, trust banks and securities companies are expected to be completed on October 1, 2005. The merger between Bank of Tokyo-Mitsubishi and UFJ Bank has been postponed to January 1, 2006 in order to enable additional testing of the two banks’ systems intended to minimize risks arising from the merger.

Through the merger, we aim to create a leading comprehensive financial group that is competitive on a global basis and provides a broad range of financial products and services to a worldwide client base. We believe that our business operations and domestic and global branch networks are highly complementary with those of UFJ Holdings. By leveraging the respective strengths of each group, creating synergies through the merger and reinforcing a customer-focused management philosophy, we will seek to improve the standard of our products and services and seek to provide significant benefits expected from the merger to customers and shareholders.

Following the merger, we believe we will have the largest market value among Japanese financial institutions, and we will be the largest bank in the world when measured by assets. We will also have a strong presence in core financial business areas, including:

• banking;	• credit cards and consumer finance;

• trust banking;	• leasing; and

• securities;	• international banking.

• investment trusts;

As part of the merger, we will aim to integrate our operations with those of UFJ Holdings in the following manner:

•	Holding companies. Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. will merge, with Mitsubishi Tokyo Financial Group, Inc. as the surviving company. Mitsubishi Tokyo Financial Group, Inc. will be renamed “Mitsubishi UFJ Financial Group, Inc.” with the abbreviation “MUFG”.

•	Banks. Bank of Tokyo-Mitsubishi and UFJ Bank will merge, and the surviving entity, Bank of Tokyo-Mitsubishi, will be a wholly-owned subsidiary of the new holding company. Bank of Tokyo-Mitsubishi will be renamed “The Bank of Tokyo-Mitsubishi UFJ, Ltd.”

•	Trust banks. Mitsubishi Trust Bank and UFJ Trust Bank will merge, and the surviving entity, Mitsubishi Trust Bank, will be a wholly-owned subsidiary of the new holding company. Mitsubishi Trust Bank will be renamed “Mitsubishi UFJ Trust and Banking Corporation”.

•	Securities companies. Mitsubishi Securities and UFJ Tsubasa Securities will merge, and the surviving entity, Mitsubishi Securities, will become a majority-owned, direct subsidiary of the new holding company. Mitsubishi Securities will be renamed “Mitsubishi UFJ Securities, Co., Ltd.”

The completion of the planned merger with UFJ Holdings is expected to increase our competitive position in a number of areas, including:

•	Japan’s Preeminent Global Banking Network. The merger will enable us to serve diverse financial needs worldwide using an enhanced domestic network, as well as a global network that will cover over 40 countries and be staffed by experienced personnel familiar with local business customs. Our domestic corporate and retail clients will have access to a wide range of products and services, including some of those offered by UnionBank of California.

•	Strong Business Foundation Based on Retail Deposits and Diverse Customer Base. The significant level of retail deposits that we are expected to hold after the integration has the potential to be a source of improved earnings in the retail segment. Our diverse customer base, including an estimated 40 million retail customers and 280,000 corporate customers following the merger, will also be an important element in facilitating expansion of the trust and investment banking services in our corporate banking business. By providing a wide range of financial products and services to our diverse customer base, we will seek to significantly enhance profitability and competitiveness.

•	Strong Financial Foundation. Following the merger, we will aim to maintain a strong financial foundation by minimizing the portion of our equity capital comprised of public funds and deferred tax assets. We plan to repay public funds as rapidly as is prudent and aim to implement our growth strategy under a more focused management. We have been a leader among Japanese financial groups in achieving large-scale reductions of non-performing loans, and we will continue these efforts to achieve financial soundness. Our strong financial foundation will not only enable us to assume larger risk positions but also allow management resources to be fully devoted to business initiatives.

•

Highly Complementary Businesses and Networks. We believe that the merger will enable us to realize integration synergies and to strengthen our customer base and business foundation in a well-balanced manner due to the highly complementary nature of our and the UFJ group’s businesses and branch networks. For example, while our customer base consists primarily of large corporations, the UFJ group’s primary customer base consists of individual customers and small- and medium-sized companies. The branch networks of the two groups are also complementary, as we have a large number of branches in the Tokyo metropolitan area, while the UFJ group’s branch network is more concentrated in the Nagoya and Osaka metropolitan areas. These factors will also help reduce the impact of the planned consolidation of overlapping outlets on the existing customer base and operations. We will seek to enhance customer convenience through the balanced development of branch networks primarily in the Tokyo, Nagoya and Osaka metropolitan areas. We believe that we will be able to provide a wider range of customer services due to the complimentary nature of the companies comprising the new bank group created through the integration.

•	Strong Corporate Governance and Transparency. As the only Japanese bank holding company listed on the NYSE, we have been subject to the U.S. Sarbanes-Oxley Act and have been preparing to meet the requirements in respect of internal control financial reporting that are mandated for all SEC-reporting companies. We will aim to continue implementing an effective corporate governance system and to conduct transparent management at a level expected of a leading global financial institution. We will also seek to implement appropriate corporate social responsibility policies to support sustainable growth.

In order to further enhance our operations and increase profits, in April 2004 we introduced an integrated business group system comprising three core business areas: Retail, Corporate, and Trust Assets (Asset Management and Administration). These three businesses serve as the group’s core sources of net operating profit. In addition, the role of Mitsubishi Tokyo Financial Group, Inc. as the holding company has expanded from strategic coordination to integrated strategic management. Group-wide strategies are determined by the holding company and executed by the subsidiary banks and other subsidiaries.

Under the integrated business group system, each of our business units cooperates with the various business units and groups of Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and Mitsubishi Securities. For example,

•	Mitsubishi Securities collaborates with the retail banking business unit to develop and offer products and services for our retail clients as part of our Integrated Retail Banking Business Group.

•	The commercial banking business unit, the global corporate banking business unit, the investment banking and asset management business unit and Mitsubishi Securities work together to develop and provide products and services for our corporate clients as part of our Integrated Corporate Banking Business Group.

•	Bank of Tokyo-Mitsubishi’s IT solution business, which is part of the eBusiness and IT initiatives business unit, offers services as part of our Integrated Corporate Banking Business Group.

•	Bank of Tokyo-Mitsubishi’s asset management services and global custody services, which are part of the investment banking and asset management business unit, collaborate with business groups of Mitsubishi Trust Bank to offer services and products as part of our Integrated Trust Assets Business Group.

•	The retail banking services provided by Mitsubishi Trust Bank’s trust banking business group and the real estate services provided to individuals by Mitsubishi Trust Bank’s real estate business group are provided as part of our Integrated Retail Banking Business Group.

•	The corporate finance products and services provided by Mitsubishi Trust Bank’s trust banking business group, the real estate services provided to corporate clients by Mitsubishi Trust Bank’s real estate business group and the services provided by Mitsubishi Trust Bank’s stock transfer agency business group are provided as part of our Integrated Corporate Banking Business Group.

•	The trust assets management services and the asset administration and custodial services provided by Mitsubishi Trust Bank’s trust assets business group are provided as part of our Integrated Trust Assets Business Group.

The UNBC business unit, which comprises our subsidiaries in California, the operations services unit, the treasury unit, the system services unit, the eBusiness & IT initiatives unit (except the IT solution business of Bank of Tokyo-Mitsubishi), and the corporate center are not part of our integrated business group system. With the exception of treasury-related services, services in the global markets business group of Mitsubishi Trust Bank are provided as part of our integrated corporate banking business group.

Under this integrated business group system, we aim to reduce overlapping of functions within the group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in the banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services to customers. As part of our efforts to increase group synergies and customer convenience, we also seek to create and develop new services and distribution channels.

Bank of Tokyo-Mitsubishi

Bank of Tokyo-Mitsubishi is a major Japanese commercial banking organization. It provides a broad range of domestic and international banking services in Japan and around the world. As of June 1, 2005, Bank of Tokyo-Mitsubishi’s network in Japan included 251 branches, 28 sub-branches, 60 loan plazas, 474 branch ATMs and 19,062 convenience store-based, non-exclusive ATMs. Bank of Tokyo-Mitsubishi organizes its operations based on customer and product segmentation, as follows:

•	retail banking;

•	commercial banking;

•	global corporate banking;

•	investment banking and asset management, and Mitsubishi Securities;

•	UNBC;

•	operations services;

•	treasury; and

•	other, including systems services and eBusiness & IT initiatives.

Retail Banking Business Unit

Our retail banking business unit offers a full range of banking products and services, including financial consulting services to individual customers in Japan through its branch offices and other direct distribution channels.

Deposits.    The unit offers a full range of bank deposit products. The unit also introduced a new non-interest-bearing deposit account that is redeemable on demand and intended primarily for payment and settlement functions, and is fully insured without a maximum amount limitation. In addition, the unit also offers a wide range of foreign currency deposit accounts.

Investment trusts.    The unit offers 30 equity and public utility bond funds and a program fund, the M-CUBE program, which was developed exclusively for Bank of Tokyo-Mitsubishi by Frank Russell Company and combines four specific funds. The unit offers a menu of funds that allows customers to achieve their desired balance of risk diversification and return. During 2004, the unit introduced three new open-ended funds and four new closed-end funds.

Individual annuity insurance.    The unit has been actively promoting the sales of individual annuity insurance products since the Japanese government lifted the prohibition against sales of such products by banks in October 2002. The unit’s current product lineup features capital guaranteed variable annuity products, foreign currency-denominated variable annuity products and foreign currency- and yen-denominated fixed annuity insurance products.

Bank of Tokyo-Mitsubishi formed business alliances in individual annuity insurance product development and sales with Manulife Life Insurance Company in March 2004, with Millea Group’s Tokio Marine & Nichido Financial Life Insurance Co., Ltd. in September 2004, and with AIG Star Life Insurance Co., Ltd. in January 2005.

Securities intermediation operations.    The unit entered the securities industry following the lifting of the ban on securities intermediation by banks in Japan on December 1, 2004 with Mitsubishi Securities and Me Net Securities Co., Ltd. acting as securities agents. After the transfer of around 300 employees from Mitsubishi Securities, securities intermediation operations commenced from April 2005 at all branches that offer investment trusts (247 branches as of June 2005). The unit intends to increase its range of product offerings in the future.

Loans.    The unit offers housing loans, card loans and other loans to individuals. With respect to housing loans, the unit has begun offering long-term fixed interest loans with a maximum period of 35 years. Furthermore, the unit conducts business development as an integrated group through activities such as offering favorable interest rates for housing loans that are implemented together with Mitsubishi Trust Bank.

Credit cards.    In October 2004, Bank of Tokyo-Mitsubishi launched a new comprehensive IC card service that adds VISA credit card and electronic money functions to its bank cash card. The card is also equipped with a biometric verification security system that enhances security for customers. This comprehensive IC card with biometric verification system is the first such product in the world. In addition, our subsidiaries, DC Card Co., Ltd. and Tokyo Credit Services, Ltd., offer VISA and MasterCard credit cards.

Domestic Network.    In addition to its branch offices, the retail banking business unit offers products and services through other direct distribution channels such as ATMs (including a convenience store-based ATM network utilized by a number of different banks), “Tokyo-Mitsubishi Direct” (telephone and internet banking services), “MTFG Telebank” (utilizes broadband video technology to provide counter services) and mail order. In December 2004, Bank of Tokyo-Mitsubishi formed a business alliance with Japan Post in ATM/CD services.

In February 2004, we opened MTFG Plaza, which provides individual customers with one-stop access to our comprehensive financial product lineup by integrating commercial bank, trust bank and securities services. Bank of Tokyo-Mitsubishi operated eight MTFG Plazas as of March 31, 2005.

Trust agency operations.    As a trust agency, the unit markets Mitsubishi Trust Bank products to its retail customers. In addition, following the December 2004 amendments to the Trust Business Law allowing trust agencies to begin conducting inheritance-related businesses, starting March 2005 the unit began offering five Mitsubishi Trust Bank inheritance-related services.

Commercial Banking Business Unit

As part of our Integrated Corporate Banking Business Group, the commercial banking business unit of Bank of Tokyo-Mitsubishi provides banking products and services to a wide range of business customers, from large corporations to medium-sized and small businesses, and is responsible for customer relationships. The unit serves these customers through 115 offices in Japan as well as directly from its headquarters. The unit provides traditional commercial banking services, such as deposits, settlement, foreign exchange and loans, as well as trust products of Mitsubishi Trust Bank, electronic banking and highly sophisticated consultancy services to meet its customers’ needs. The unit works closely with other business units, such as the global corporate banking business unit, the treasury unit and the investment banking and asset management business unit.

Financing and fund management.    The unit advises on financing methods to meet various financing needs, including loans with derivatives, corporate bonds, commercial paper, asset backed securities, securitization programs and syndicated loans. The unit also offers a wide range of products to meet fund management needs, such as deposits with derivatives, government bonds, debenture notes and investment funds.

Advice on business expansion overseas.    The unit provides advisory services to clients launching businesses overseas, particularly Japanese companies expanding into other Asian countries.

Settlement services.    The unit provides electronic banking services that allow customers to make domestic and overseas remittances electronically. The unit’s settlement and cash management services include global settlement services, Global Cash Management Services, a global pooling/netting service, and Treasury Station, a fund management system for group companies. These services are particularly useful to customers who do business worldwide.

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

Corporate welfare facilities.    The unit offers products and administrative services to help customers with employee benefit plans. As a service to customers, the unit often provides housing loans to customers’ employees. The unit also provides company-sponsored employee savings plans and defined contribution plans.

Global Corporate Banking Business Unit

The global corporate banking business unit of Bank of Tokyo-Mitsubishi provides banking services to large Japanese corporations, as well as the overseas operations of both large and medium-sized Japanese corporations. The unit also caters to non-Japanese corporations who do business on a global basis. The unit serves customers through corporate banking divisions in Tokyo, a global network of 57 overseas branches and sub-branches, 16 representative offices and overseas banking subsidiaries.

Overseas business support.    The unit provides a full range of services to support customers’ overseas activities, including loans, deposits, assistance with mergers and acquisitions and cash management services. The unit provides financial services to customers in cooperation with other business units, such as the treasury unit and the investment banking and asset management business unit, and also through subsidiaries that are part of those units, such as Mitsubishi Securities, Mitsubishi Securities International plc (formerly Tokyo-Mitsubishi International plc) and BTM Capital Corporation.

The unit also provides advisory services to help customers develop financial strategies, such as arranging the issuance of asset-backed commercial paper, providing credit commitments and securitizing real estate in Japan. Together with the investment banking and asset management business unit, the unit also developed its investment banking business to increase our non-interest income.

Global Cash Management Service.    Bank of Tokyo-Mitsubishi started offering Global Cash Management Service, or GCMS, through its foreign branches. This service allows customers to monitor their foreign accounts and make remittances through their personal computers and Bank of Tokyo-Mitsubishi has introduced several enhancements such as Internet-based access and Chinese-language capability. This service is now available through 24 foreign branches and the total number of GCMS corporate customers was over 2,804 as of March 31, 2005.

Investment Banking and Asset Management Business Unit

Bank of Tokyo-Mitsubishi’s investment banking business unit and asset management business unit were merged in May 2003 to form the investment banking and asset management business unit.

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

Capital Markets.    The unit provides arrangement services relating to private placements for mainly medium-sized enterprise issuers and institutional investors. During the fiscal year ended March 31, 2005, we arranged 2,449 issuances totaling ¥352.9 billion.

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

Syndicated loans.    The unit structures and syndicates many types of loan transactions, including term loans, revolving credit and structured transactions. It has loan syndication operations in Tokyo, New York, London, Hong Kong and Singapore. we arranged syndicated loans with an aggregate principal amount totaling $78.3 billion in the fiscal year ended March 31, 2005.

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

Asset Management

The unit provides asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan. Generally, these products and services are delivered to customers of Bank of Tokyo-Mitsubishi through the retail banking business unit and the commercial banking business unit, and are provided by Mitsubishi Asset Management Co., Ltd. and Mitsubishi Trust Bank.

Mitsubishi Asset Management Co., Ltd. was formed on October 1, 2004 through a merger between Tokyo-Mitsubishi Asset Management Ltd. and Mitsubishi Trust Asset Management Co., Ltd. Mitsubishi Asset Management aims to become a leader in Japan’s publicly offered investment trust industry by leveraging its high-quality, sophisticated products and services with our broad customer base.

Asset management.    Mitsubishi Asset Management, a licensed investment trust management company and discretionary investment advisor, provides investment trust-related products and services. It also offers a wide array of other investment products which, as of March 31, 2005, are marketed by almost 70 Japanese financial institutions, including the Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and regional banks, mainly to individual customers.

Mitsubishi Asset Management has continued to expand its investment product line. In the first half of the fiscal year ended March 31, 2005, it launched an SRI (Socially Responsible Investment) fund that mainly invests in Japanese companies that have a reputation for being employee-friendly.

Bank of Tokyo-Mitsubishi and Mitsubishi Asset Management also maintain business relationships with Mellon Financial Group, Frank Russell Company, Ltd. and Schroder Investment Management (Japan) Ltd. Mitsubishi Asset Management distributes sophisticated investment products provided by these institutions.

Mitsubishi Asset Management Co., Ltd. signed a merger agreement with UFJ Partners Asset Management Co., Ltd. which is one of subsidiaries of UFJ group, on July 1, 2005. The merger is scheduled to occur on October 1, 2005. The name of the new asset management company will be Mitsubishi UFJ Asset Management Co., Ltd.

Advice on Defined Contribution Plans.    We provide consulting services for defined contribution plans through Defined Contribution Plan Consulting of Japan Co., Ltd., which was established by Bank of Tokyo-Mitsubishi in alliance with Mitsubishi Trust Bank, Meiji Yasuda Life Insurance Company and Tokio Marine & Nichido Fire Insurance Co., Ltd., following legislation introduced in October 2001. Defined Contribution Plan Consulting of Japan provides a full range of services, such as plan administration services and advising clients in the selection of investment products, to meet various needs for our corporate clients and the plan participants.

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

UNBC Business Unit

As of June 30, 2005, Bank of Tokyo-Mitsubishi owned 61.2% of UnionBanCal Corporation, a publicly traded company listed on the NYSE. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits and is among the oldest banks on the West Coast, having roots as far back as 1864.

UNBC provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

UNBC’s operations are divided into four primary groups.

The Community Banking and Investment Services Group.    This group offers its customers a wide spectrum of financial products within its comprehensive lineup. With a broad line of checking and savings, investment, loan and fee-based banking products, individual and business clients, including not-for-profit, small and institutional investors, can each have their specific needs met. As of June 30, 2005, these products are offered in 318 full-service branches, primarily in California, as well as in Oregon and Washington. In addition, the group offers international and settlement services, e-banking through its website, check cashing services at its Cash & Save locations and loan and investment products tailored to its high net worth consumer customers through its private banking business. Institutional customers are offered employee benefit, 401(k) administration, corporate trust, securities lending and custody (global and domestic) services. The group also includes a registered broker-dealer and a registered investment advisor, which provide investment advisory services and manage a proprietary mutual fund family.

The Commercial Financial Services Group.    This group offers a variety of commercial financial services, including commercial loans and project financing, real estate financing, asset-based financing, trade finance and letters of credit, lease financing, customized cash management services and selected capital markets products. The group’s customers include middle-market companies, large corporations, real estate companies and other more specialized industry customers. In addition, specialized depository services are offered to title and escrow companies, retailers, domestic financial institutions, bankruptcy trustees and other customers with significant deposit volumes.

The International Banking Group.    This group primarily provides correspondent banking and trade finance-related products and services to financial institutions worldwide, primarily in Asia.

The Global Markets Group.    This group is responsible for treasury management, which encompasses wholesale funding, liquidity management and interest rate risk management. In collaboration with our other business groups, this group also offers customers a broad range of financial services products and risk management products.

Operations Services Unit

Through its operations services unit, Bank of Tokyo-Mitsubishi provides operations and settlement services to its other business units. The unit also earns fee income by providing settlement and remittance services, including correspondent banking services, to Bank of Tokyo-Mitsubishi’s customers. In addition, the unit also offers competitive operations and settlement services to other financial institutions to meet their outsourcing needs.

Operations services.    The operations division of Bank of Tokyo-Mitsubishi’s operations services unit provides operations services for the domestic commercial banking activities of the retail banking, commercial banking and global corporate banking business units. Bank of Tokyo-Mitsubishi has expanded centralized processing at its operations centers, which will increase the efficiency of its branch offices.

The operations division also offers outsourcing services in foreign remittance, export and import operations for Japanese financial institutions. As of March 31, 2005, 71 Japanese banks utilized Bank of Tokyo-Mitsubishi’s foreign remittance services offered under its Global Operation Automatic Link (GOAL) service, and a number of Japanese banks outsourced their export and import operations to Bank of Tokyo-Mitsubishi.

Correspondent banking and settlement.    The payment and clearing services division of Bank of Tokyo-Mitsubishi’s operations services unit maintains financial institutions’ accounts with correspondent arrangements. As of March 31, 2005, Bank of Tokyo-Mitsubishi had correspondent arrangements with 2,915 foreign banks and other financial institutions, of which 1,599 had yen settlement accounts with Bank of Tokyo-Mitsubishi. Bank of Tokyo-Mitsubishi also had correspondent arrangements with 133 Japanese financial institutions, for which Bank of Tokyo-Mitsubishi held 147 yen and foreign currency accounts.

The Foreign Exchange Yen Clearing System in Japan introduced an entrustment procedure for yen clearing through which banks may entrust other banks to conduct yen clearing for them. Bank of Tokyo-Mitsubishi has the largest share of this business in the market. As of March 31, 2005, 47 regional and foreign banks in Japan outsourced their yen clearing operations to Bank of Tokyo-Mitsubishi. Bank of Tokyo-Mitsubishi handled approximately 28% of these transactions based on transaction amounts and is a market leader in the yen settlement business.

Bank of Tokyo-Mitsubishi’s payment and clearing services division is also taking the initiative in the global implementation of the Continuous Linked Settlement operation, which is intended to eliminate the settlement risk that can occur when foreign exchange deals are settled.

Treasury Unit

The treasury unit of Bank of Tokyo-Mitsubishi manages Bank of Tokyo-Mitsubishi’s overall funding requirements. The unit is responsible for Bank of Tokyo-Mitsubishi’s asset liability management and manages Bank of Tokyo-Mitsubishi’s securities investment portfolio, foreign exchange and derivatives transactions, including proprietary trading. It works with other business units to provide various financial products such as foreign currency forward, currency options and commercial paper.

The treasury unit is active in financial markets worldwide and has global treasury offices in Tokyo, New York, London, Singapore and Hong Kong.

As part of its asset liability management for Bank of Tokyo-Mitsubishi, the treasury unit seeks to control the interest rate and liquidity risks of Bank of Tokyo-Mitsubishi and to enable it to conduct its investment and fund-raising activities within an appropriate range of risk. The treasury unit centrally monitors and manages all interest rate risk and liquidity risk for Bank of Tokyo-Mitsubishi.

In the international money markets, the treasury unit raises foreign currency funds through inter-bank transactions, deposits and certificates of deposit. It actively deals in short-term yen-denominated instruments, such as interest rate swaps, futures and options on futures. Bank of Tokyo-Mitsubishi is a major market maker in short-term yen interest rate swaps.

Bank of Tokyo-Mitsubishi is a leading market maker for the Tokyo foreign exchange and over-the-counter currency option markets. Bank of Tokyo-Mitsubishi has a large market share of transactions in the U.S. dollar-yen sector and in other major cross currency and currency option trading.

The unit also actively trades in the secondary market for Japanese government bonds, local government bonds and government guaranteed bonds.

Other Business Units

In addition to the above, Bank of Tokyo-Mitsubishi also has other business units, including:

•	system services, which is responsible for Bank of Tokyo-Mitsubishi’s computer systems;

•	eBusiness & IT initiatives, which is responsible for developing and overseeing information technology within the Bank of Tokyo-Mitsubishi as well as related business opportunities; and

•	the corporate center, which retains functions such as strategic planning, overall risk management, internal auditing and compliance within Bank of Tokyo-Mitsubishi.

Mitsubishi Trust Bank

Mitsubishi Trust Bank is one of the major trust banks in Japan. It engages in the following businesses:

•	trust-banking business;

•	trust assets business;

•	real estate business;

•	stock transfer agency business; and

•	global markets business.

As of March 31, 2005, Mitsubishi Trust Bank had a network of 44 branches and five sub-branches in Japan.

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

Retail banking services.    The trust-banking business group offers a variety of asset-management and asset administration services to individuals. The group’s asset management products include savings instruments such as current accounts, ordinary deposits, time deposits, deposits at notice and other deposit facilities. It also offers trust products, such as loan trusts and money trusts, and other investment products, such as investment trusts, performance-based money trusts and foreign-currency deposits.

The group creates portfolios tailored to the customers’ needs by combining savings instruments and investment products. The group also provides a range of asset management and asset administration products as well as customized trust products for high net worth individuals. Examples of services offered include advisory services relating to, among other things, the purchase and disposal of real estate and effective land utilization and testamentary trusts.

Since 1999, Mitsubishi Trust Bank has offered a members-only service called the “Excellent Club” targeted at customers who have aggregate balances of over ¥10 million per household at Mitsubishi Trust Bank. As of March 31, 2005, the Excellent Club had a membership of over 260,000 households. Members of the Excellent Club have access to, among other things, favorable interest rates and fee discounts, wealth management services and special products such as the “Excellent Club time deposits.”

Corporate finance products and services.    The trust-banking business group offers a range of services which integrate trust and banking functions in order to satisfy the financial needs of approximately 7,000 corporate clients. Examples of traditional commercial banking services include loans, the arrangement of syndicated loans, securitization and the establishment of loan commitments. Leveraging Mitsubishi Trust Bank’s experience and know-how relating to the asset management business, real estate brokerage and appraisal services, the group offers services tailored to the financial strategies of each client, including securitization of real estate, receivables and other assets.

With respect to securitization services, the group is engaged in the securitization of the Government Housing Loan Corporation’s housing loans and the securitization of non-performing loans in cooperation with Japan’s Resolution and Collection Corporation. As of March 31, 2005, the outstanding balance of loan credits (including non-performing loans), property, sales credits and other credits that were securitized was over ¥8 trillion.

In order to meet the various needs of corporate customers, the group offers appropriate solutions by providing trust banking that combines trust services, such as those related to pensions and real estate, with diverse financing options.

Trust Assets Business Group

The trust assets business group provides fiduciary asset management and administration services. As of March 31, 2005, the balance of corporate pension assets entrusted to Mitsubishi Trust Bank surpassed the level held by all other trust banks in Japan combined.

The group is strengthening its consulting capabilities in response to an increasing demand for specialized consulting services as more Japanese companies seek to reform their pension and human resources systems.

Trust assets management services.    The group manages investment funds, corporate pensions, public pensions, public sector funds and individual funds on behalf of its clients and in accordance with their investment objectives.

Mitsubishi Trust Asset Management Co., Ltd. merged with Tokyo-Mitsubishi Asset Management to form Mitsubishi Asset Management Co., Ltd. on October 1, 2004. We believe this merger strengthens our competitiveness in Japan’s publicly offered investment trust industry by combining high-quality, sophisticated products and services with our broad customer base.

To address the diverse needs of Mitsubishi Trust Bank’s clients, the group offers a wide range of products, including actively managed funds for investors seeking to outperform the market as well as passively managed or index-based funds, which are becoming increasingly popular. The group also provides currency overlay management services and alternative investment products.

Asset administration and custodial services.    In the asset administration business, the group provides a broad range of administrative and custodial services to corporations, institutional investors and other clients. In May 2002, Mitsubishi Trust Bank transferred to Master Trust Bank of Japan, Ltd. assets under management encompassing securities held by funds including pension trusts, specified money trusts and securities investment trusts. Master Trust Bank of Japan is a trust bank which specializes in asset administration. It was established in May 2000 by Mitsubishi Trust Bank, Nippon Life, UFJ Trust Bank, Meiji Yasuda Life and Deutsche Bank. In October 2002 and November 2003, UFJ Trust Bank transferred its assets under management encompassing securities held by funds, including pension trusts, specified money trusts, and securities investment trusts to Master Trust Bank of Japan, increasing its trust assets to approximately ¥80 trillion as of March 31, 2005.

Real Estate Business Group

In addition to its principal business of real estate brokerage operations, the real estate business group utilizes its significant know-how relating to the securitization of real estate and real estate development, management and appraisal, to meet the diverse real estate-related needs of retail and corporate clients. The group is also focused on providing services that build on the experience and expertise of a trust bank. For example, the group offers advice relating to clients’ real estate assets in the context of the restructuring of their businesses and financial strategies and their balance sheets, as clients try to respond to changes in the accounting treatment of impairment losses and the increased focus on consolidated financial statements under Japanese GAAP. The group retains the services of a large number of highly qualified experts, including registered architects, registered real estate transaction managers, appraisers and associate appraisers and registered real estate consultants.

Stock Transfer Agency Business Group

In April 2004, Mitsubishi Trust Bank upgraded the status of its stock transfer agency business from part of the trust-banking business group to a newly established stock transfer agency business group. Mitsubishi Trust Bank aims to expand its stock transfer agency business by tapping into a wider client base and working closely with Bank of Tokyo-Mitsubishi. The group offers stock transfer agency services for corporate clients where Mitsubishi Trust Bank acts as an agent, as designated under the Japanese Commercial Code, and handles various administrative procedures such as stock title transfers and the calculation and payment of dividends. The group also offers consultation services relating to investor relations and corporate governance to listed companies and advises companies planning to go public on how to prepare for an initial public offering and other practical procedures involved in the issuance of shares. The group also provides a service that enables companies to send shareholder meeting notices to, and receive proxies from, shareholders via the Internet. As of March 31, 2005, Mitsubishi Trust Bank was serving as the stock transfer agent for 979 companies based in Japan and overseas.

Global Markets Business Group

The global markets business group is active in various financial operations, including banking, money and capital markets operations, securities investments and custody operations and asset management. With the U.S., European and Asian markets as its core foundation, the group’s business, through efficient management of its portfolio of financial products including securities, loan receivables and derivatives, has consistently maintained a high level of profitability and has been one of Mitsubishi Trust Bank’s most important businesses.

In the area of international finance, the group offers loans, guarantees and other credit facilities to multinational corporate clients, including the overseas affiliates of Japanese corporations.

As of March 31, 2005, Mitsubishi Trust Bank maintained a presence in the world’s major financial markets through a network of five branches, two representative offices and five major subsidiaries.

Mitsubishi Securities

In September 2002, we merged the Bank of Tokyo-Mitsubishi’s securities subsidiaries and affiliate, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd. and Tokyo-Mitsubishi Personal Securities Co., Ltd., and Mitsubishi Trust Bank’s securities affiliate, Issei Securities Co., Ltd., to create Mitsubishi Securities. As of March 31, 2005, Mitsubishi Tokyo Financial Group, Inc. owned 57.49% of Mitsubishi Securities. Mitsubishi Securities functions as the core of our securities and investment banking business. Since the merger we have consolidated most of our securities business and various areas of our investment banking business, such as mergers and acquisitions, derivatives, corporate advisory and securitization operations that were previously conducted through Bank of Tokyo-Mitsubishi’s investment banking unit, into Mitsubishi Securities. During the fiscal year ended March 31, 2005, we integrated Mitsubishi Securities in the new integrated business group system for financial management purposes. For more details, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Segment Analysis.”

In addition to its own branch network, Mitsubishi Securities serves individual customers with Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank through joint branches and MTFG Plazas, and provides financial products and services to customers. Mitsubishi Securities has 67 offices, including its Head Office and branches, and, as of March 31, 2005, 33 of these had already been converted to joint branches with Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank.

In the fixed income securities business, Mitsubishi Securities offers its customers a wide range of investment products. Mitsubishi Securities has research functions and provides in-depth company and strategy reports. The equity sales staff members provide services to clients ranging from individual investors to institutional investors in Japan and abroad. Through derivative products, Mitsubishi Securities provides solutions to meet customers’ risk management needs. Other services offered by Mitsubishi Securities include bond underwriting, equity underwriting, securitization of assets, initial public offerings, mergers and acquisitions, and support for IR activities. To strengthen and concentrate our global securities business network under Mitsubishi Securities, Mitsubishi Securities acquired overseas securities subsidiaries of the Bank of Tokyo-Mitsubishi in New York, Hong Kong, and Singapore in 2003, and made Tokyo Mitsubishi International plc (currently Mitsubishi Securities International plc) in London into its subsidiary in July 2004.

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

Japan

Deregulation.    Competition in Japan has intensified as a result of the relaxation of regulations relating to Japanese financial institutions. Previously, there were various restrictions, such as foreign exchange controls, ceilings on deposit interest rates and restrictions that compartmentalized business sectors. These restrictions served to limit competition. However, as a result of the deregulation of the financial sector, such as through the “Financial Big Bang” which was announced in 1996, most of these restrictions were lifted before 2000. Deregulation has eliminated barriers between different types of Japanese financial institutions, which are now able to compete directly against one another. Deregulation and market factors have also facilitated the entry of various large foreign financial institutions into the Japanese domestic market.

The Law Amending the Relevant Laws for the Reform of the Financial System, or the Financial System Reform Act, which was promulgated in June 1998, provided a framework for the reform of the Japanese financial system by reducing the barriers between the banking, securities and insurance businesses and enabled financial institutions to engage in businesses which they were not permitted to conduct before. The Banking Law, as amended, now permits banks to engage in the securities business by establishing or otherwise owning domestic and overseas securities subsidiaries with the approval of the Financial Services Agency, an agency of the Cabinet Office. Further increase in competition among financial institutions is expected in these new areas of permissible activities.

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

In the corporate banking sector, the principal effect of these reforms has been the increase in competition as two structural features of Japan’s highly specialized and segmented financial system have eroded:

•	the separation of banking and securities businesses in Japan; and

•	the distinctions among the permissible activities of Japan’s three principal types of private banking institutions.

For a discussion of the three principal types of private banking institutions, see “—The Japanese Financial System.” In addition, in recent years, Japanese corporations are increasingly raising funds by accessing the capital markets, both within Japan and overseas, resulting in a decline in demand for loan financing. Furthermore, as foreign exchange controls have been generally eliminated, customers can now have direct access to foreign financial institutions, with which we must also compete.

In the consumer banking sector, the deregulation of interest rates on yen deposits and other factors have enabled banks to offer customers an increasingly attractive and diversified range of products. For example, banks may now sell investment trusts and some types of insurance products, with the possibility of expanding to additional types of insurance products in the future. We face competition in this sector from other private financial institutions as well as from Japan Post, a government-run public services corporation established on April 1, 2003, which was formerly known as the Postal Service Agency and which is the world’s largest holder of deposits. Recently, competition has also increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand.

The trust assets business is a promising growth area that is competitive and becoming more so because of changes in the industry. In addition, there is growing corporate demand for change in the trust regulatory environment, such as reform of the pension system and related accounting regulations under Japanese GAAP. However, competition may increase in the future as regulatory barriers to entry are lowered. A new trust business law came into effect on December 30, 2004. Among other things, the new trust business law expands the types of property that can be entrusted and allows non-financial companies to conduct trust business upon approval. The new law also adopts a new type of registration for companies that wish to conduct only the administration type trust business. These regulatory developments are expected to facilitate the expansion of the trust business, but competition in this area is also expected to intensify.

Integration.    Another major reason for heightened competition in Japan is the integration and reorganization of Japanese financial institutions. In 1998, amendments were made to the Banking Law to allow the establishment of bank holding companies, and this development together with various factors, such as the decline of institutional strength caused by the bad loan crisis and intensifying global competition, resulted in a number of integrations involving major banks in recent years. In September 2000, The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank, Limited and The Industrial Bank of Japan, Limited jointly established a holding company, Mizuho Holdings, Inc., to own the three banks. In April 2002, these three banks were reorganized into two banks—Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. In April 2001, The Sumitomo Bank, Limited and The Sakura Bank, Limited were merged into Sumitomo Mitsui Banking Corporation. In December 2001, The Daiwa Bank, Ltd. and two regional banks established Daiwa Bank Holdings Inc., which in March 2002 consolidated with Asahi Bank, Ltd. and changed its corporate name to Resona Holdings, Inc. in October 2002. For information on the injection of public funds into Resona Bank, Ltd., a subsidiary bank of Resona Holdings, Inc., see “—Supervision and Regulation—Japan—Deposit Insurance System and Government Investment in Financial Institutions.”

Foreign

In the United States, we face substantial competition in all aspects of our business. We face competition from other large U.S. and foreign-owned money-center banks, as well as from similar institutions that provide financial services. Through Union Bank of California, we currently compete principally with U.S. and foreign-owned money-center and regional banks, thrift institutions, insurance companies, asset management companies, investment advisory companies, consumer finance companies, credit unions and other financial institutions.

In other international markets, we face competition from commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in the local financial markets in which we conduct business.

The Japanese Financial System

Japanese financial institutions may be categorized into three types:

•	the central bank, namely the Bank of Japan;

•	private banking institutions; and

•	government financial institutions.

The Bank of Japan

The Bank of Japan’s role is to maintain price stability and the stability of the financial system to ensure a solid foundation for sound economic development.

Private Banking Institutions

Private banking institutions in Japan are commonly classified into three categories (the following numbers are based on currently available information published by the Financial Services Agency) as of July 8, 2005:

•	ordinary banks (127 ordinary banks and 70 foreign commercial banks with ordinary banking operations);

•	trust banks (25 trust banks, including 6 Japanese subsidiaries of foreign financial institutions); and

•	long-term credit banks (one long-term credit bank).

Ordinary banks in turn are classified as city banks, of which there are six, including Bank of Tokyo-Mitsubishi and UFJ Bank, and regional banks, of which there are 112. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

The city banks are generally considered to constitute the largest and most influential group of banks in Japan. Generally, these banks are based in large cities, such as Tokyo and Osaka, and operate nationally through networks of branch offices. City banks have traditionally emphasized their business with large corporate clients, including the major industrial companies in Japan. However, in light of deregulation and other competitive factors, many of these banks, including Bank of Tokyo-Mitsubishi and UFJ Bank, in recent years have increased their emphasis on other markets, such as small and medium-sized companies and retail banking.

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

Trust banks, including Mitsubishi Trust Bank and UFJ Trust Bank, provide various trust services relating to money trusts, pension trusts and investment trusts and offer other services relating to real estate, stock transfer agency and testamentary services as well as banking services.

Long-term credit banks are engaged primarily in providing long-term loans to Japanese industries, principally with funds obtained from the issue of debentures.

In recent years, almost all of the city banks have consolidated with other city banks and also, in some cases, with trust banks or long-term credit banks. Integration among these banks was achieved, in most cases, through the use of a bank holding company as discussed in “—Competition—Japan—Integration” and “—Supervision and Regulation—Japan—Bank Holding Company Regulations.”

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

Among them are the following:

•	The Development Bank of Japan, whose purpose is to contribute to the economic development of Japan by extending long-term loans, mainly to primary and secondary sector industries;

•	Japan Bank for International Cooperation, whose purpose is to supplement and encourage the private financing of exports, imports, overseas investments and overseas economic cooperation;

•	Japan Finance Corporation for Small Business, The Government Housing Loan Corporation and The Agriculture, Forestry and Fisheries Finance Corporation, the purpose of each of which is to supplement private financing in its relevant field of activity; and

•	The Postal Service Agency, which was reorganized in April 2003 into Japan Post, a government-run public services corporation.

Supervision and Regulation

Japan

Supervision.    As a result of the deregulation and structural reforms in the Japanese financial industry, Japanese financial institutions gained the opportunity to provide a wider range of financial products and options to their clients, while at the same time becoming subject to stricter control and supervision.

After several reorganizations of Japanese governmental agencies, the Financial Services Agency was established as an agency of the Cabinet Office in 1998. It is responsible for supervising and inspecting financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as the central bank for financial institutions, conducts “on-site inspections,” in which its staff visits financial institutions and inspects the assets and risk management systems of those institutions.

The Banking Law.    Among the various laws that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses bank holding companies, capital adequacy, inspections and reporting, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions.

Bank holding company regulations.    In December 1997, the Anti-Monopoly Law was amended to generally permit the creation and existence of holding companies, which had been previously prohibited, except in circumstances in which the existence of a holding company would result in an excessive concentration of economic power. Additional legislative measures relating to holding companies of certain types of financial institutions, such as banks, trust banks and securities companies, were also proposed around this time and they ultimately became effective in March 1998. In connection with those legislative measures and amendments, in December 1997, the Fair Trade Commission amended the guidelines under the Anti-Monopoly Law to relax the standards for approval of a financial institution’s stockholdings of more than 5% in another company, thereby permitting a financial institution to acquire interests in other financial institutions.

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

Under the risk-based capital framework for credit risk purposes of the capital adequacy guidelines, on-balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty and country transfer risk. Five categories of risk weights (0%, 10%, 20%, 50%, 100%) are applied to the different types of balance sheet assets. Off-balance sheet exposures are taken into account by applying different categories of “credit conversion factors” or by using the “current exposure” method to arrive at credit-equivalent amounts, which are then weighted in the same manner as on-balance sheet assets involving similar counterparties, except that the maximum risk weight is 50% for exposures relating to foreign exchange, interest rate and other derivative contracts.

In addition to credit risks, the guidelines regulate market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. The risks subject to these guidelines are:

•	the risks pertaining to interest rate-related instruments and equities in the trading book; and

•	foreign exchange risks and commodities risks of the bank.

With regard to capital, the capital adequacy guidelines are in accordance with the standards of the Bank for International Settlement for a target minimum standard ratio of capital to modified risk-weighted assets of 8.0%. Modified risk-weighted assets is the sum of risk-weighted assets compiled for credit risk purposes and market risks multiplied by 12.5. The capital adequacy guidelines place considerable emphasis on tangible common stockholders’ equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I capital generally consists of stockholders’ equity items, including common stock, preferred stock, capital surplus, retained earnings (which includes deferred tax assets) and minority interests, but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Tier II capital generally consists of:

•	general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets;

•	45% of the unrealized gains on investment securities available for sale;

•	45% of the land revaluation excess;

•	the balance of perpetual subordinated debt; and

•	the balance of subordinated term debt with an original maturity of over five years up to 50% of Tier I capital.

Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years and which is subject to a “lock-in” provision, which stipulates that neither interest nor principal may be paid if such payment would cause the bank’s overall capital amount to be less than its minimum capital requirement. At least 50% of the minimum total capital requirements must be maintained in the form of Tier I capital.

Several regulatory changes have been proposed with respect to the calculation of capital ratios. In particular, the Financial System Council of the Financial Services Agency is discussing the adoption of rules limiting the amount of deferred tax assets that may be included in the calculation of Tier I and total regulatory capital.

Inspection and reporting.    By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the Financial Services Agency monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The inspection of banks is performed pursuant to a Financial Inspection Manual published by the Financial Services Agency with a view to emphasizing (1) each bank’s self-assessment rather than the advice of the governmental authority and (2) risk management made by each bank instead of a simple assessment of its assets. In recent years, the Financial Services Agency has continuously conducted special inspections of major banks in Japan regarding the grading and levels of write-offs and provisioning of some of their borrowers.

The Financial Services Agency, if necessary to secure the sound and appropriate operation of a bank’s business, may request the submission of reports or materials from, or conduct an on-site inspection of, the bank or the bank holding company which holds the bank. If a bank’s capital adequacy ratio falls below a specified level, the Financial Services Agency may request the bank to submit an improvement program and may restrict or suspend the bank’s operation when it determines that action is necessary.

Under the amendments to the Banking Law and its subordinated orders and ordinances, which became effective as of April 1, 2002, a person who desires to hold 20% or, in exceptional cases 15%, or more of the voting rights of a bank holding company or a bank is required to obtain prior approval from the Prime Minister. In addition, the Prime Minister may request the submission of reports or materials from, or conduct an inspection of, the person who holds 20% or 15%, as the case may be, or more of the voting rights of a bank holding company or a bank if necessary to ensure the appropriate business operation of the bank.

Furthermore, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or bank must report its ownership of voting rights to the Director of the relevant local finance bureau within five business days. In addition, except in some exceptional cases, any subsequent change of 1% or more in any previously reported holding or any change in material matters set out in reports previously filed must be reported.

The Bank of Japan also conducts inspections of banks similar to those undertaken by the Financial Services Agency. The Bank of Japan Law provides that the Bank of Japan and financial institutions may agree as to the form of inspection to be conducted by the Bank of Japan.

Laws limiting shareholdings of banks.    The provisions of the Anti-Monopoly Law that prohibit a bank from holding more than 5% of another company’s voting rights do not apply to a bank holding company. However, the Banking Law prohibits a bank holding company and its subsidiaries from holding, on an aggregated basis, more than 15% of the voting rights of companies other than those which can legally become subsidiaries of bank holding companies.

In November 2001, a law which imposes a limitation on a bank’s shareholding of up to the amount equivalent to its Tier I capital was enacted. This limitation was scheduled to become effective in September 2004, but the effective date has been postponed to September 2006. To assist banks in complying with this limitation while mitigating the adverse impact on the stock market, the Banks’ Shareholdings Purchase Corporation was established through the contributions of 128 financial institutions to acquire stocks from banks at market prices. The lifespan of the Banks’ Shareholdings Purchase Corporation was extended to March 2017.

In October 2002, the Policy Board of the Bank of Japan issued guidelines for the Bank of Japan’s purchase of listed stocks from commercial banks whose aggregate value of stockholdings exceed their Tier I capital. The

Bank of Japan has adopted this policy for the purpose of assisting commercial banks in reducing the size of their share portfolios without materially adversely affecting prevailing market prices. Under the guidelines, which were revised in March 2003, the Bank of Japan will acquire up to ¥3 trillion of stock from the portfolios of commercial banks at prevailing market prices and not sell the acquired securities until after September 2007.

The Securities and Exchange Law.    Article 65 of the Securities and Exchange Law of Japan generally prohibits a bank from engaging in the securities business. Under this law, banks, including Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, may not engage in the securities business except for limited activities such as dealing in, underwriting and acting as broker for, Japanese governmental bonds, Japanese local government bonds and Japanese government guaranteed bonds, and selling investment trust certificates. A recent deregulation of the securities business has made clear that banks may engage in market-inducting businesses such as providing advice in connection with public offerings or listings and that banks may provide securities intermediary services with appropriate firewalls.

In general, the restrictions of the Securities and Exchange Law do not extend directly to the subsidiaries of banks located outside Japan, which engage in the securities business mainly in connection with capital raising by Japanese companies outside of Japan.

Despite the general prohibition under Article 65, the Financial System Reform Act allows banks, trust banks and securities companies to engage in the businesses of other financial sectors through their subsidiaries in Japan. Furthermore, banks’ securities subsidiaries in Japan are now permitted to engage in the underwriting and brokerage of not only bonds, but also equity securities. This has enabled the securities subsidiaries of banks to offer various securities-related services to their customers.

In addition, Mitsubishi Tokyo Financial Group, Inc. and some of our subsidiaries are required to file with the Director of the Kanto Local Finance Bureau of the Ministry of Finance a securities report for each fiscal period supplemented by semi-annual and extraordinary reports pursuant to the Securities and Exchange Law.

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

Law concerning trust business conducted by financial institutions.    Under the Trust Business Law, joint stock companies that are licensed by the Prime Minister as trust companies are allowed to conduct trust business. In addition, under the Law Concerning Concurrent Operation for Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business. The Trust Business Law was amended in December 2004 to expand the types of property that can be entrusted, to allow non-financial companies to conduct trust business and to allow a new type of registration to conduct only administration type trust business.

Deposit insurance system and government investment in financial institutions.    The Deposit Insurance Law is intended to protect depositors if a financial institution fails to meet its obligations. The Deposit Insurance Corporation was established in accordance with that law.

City banks, regional banks, trust banks, long-term credit banks and various other credit institutions participate in the deposit insurance system on a compulsory basis.

Under the Deposit Insurance Law, the maximum amount of protection is ¥10 million per customer within one bank. Since April 1, 2005, all deposits are subject to the ¥10 million maximum, except non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions, which are fully protected without a maximum amount limitation. Currently, the Deposit Insurance Corporation charges insurance premiums equal to 0.115% on the deposits in current accounts, ordinary accounts and other similar accounts, which are fully protected as mentioned above, and premiums equal to 0.083% on the deposits in other accounts.

Since 1998, the failure of a number of large-scale financial institutions has led to the introduction of various measures with a view to stabilize Japan’s financial system, including financial support from the national budget.

The Law Concerning Emergency Measures for Revitalization of Financial Function, or the Financial Revitalization Law, enacted in October 1998, provides for (1) temporary national control of a failed financial institution, (2) the dispatch of a financial resolution administrator to the failed financial institution, and (3) the establishment of a bridge bank which takes over the business of the failed financial institution on a temporary basis.

The Law Concerning Emergency Measures for Early Strengthening of Financial Function, or the Financial Function Early Strengthening Law, also enacted in October 1998, provided for government funds to be made available to financial institutions “prior to failure” as well as to financial institutions with “sound” management, to increase the capital ratio of such financial institutions and to strengthen their function as financial market intermediaries. The availability of new funds for this purpose ended in March 2001. Capital injections made under the Financial Function Early Strengthening Law amounted to approximately ¥10 trillion.

Banks and bank holding companies that have received investments from the Resolution and Collection Corporation under the framework that previously existed under the Financial Function Early Strengthening Law, including UFJ Holdings, are required to submit and, if necessary, update their restructuring plans relating to their management, finances and other activities. If a bank or bank holding company materially fails to meet the operating targets set in its restructuring plan, the Financial Services Agency can require it to report on alternative measures to achieve the targets, and also issue a business improvement order requiring it to submit a business improvement plan that indicates concrete measures to achieve the targets. See “—Administrative Sanctions Against the UFJ Group by the Financial Services Agency.” The preferred shares that were previously issued by UFJ Holdings to the Resolution and Collection Corporation will be exchanged for our newly issued preferred shares, and as a result, we will also be required to submit restructuring plans until those preferred shares are redeemed. See “Risk Factors—Risks Relating to our Business—we may fail to meet the operating targets in the restructuring plan we will submit to the Financial Services Agency, which could subject us to administrative actions, the replacement of senior management, the conversion of preferred shares held by the Resolution and Collection Corporation and other adverse actions.”

Starting in April 2001, amendments to the Deposit Insurance Law established a new framework which enables the Deposit Insurance Corporation to inject capital into a bank if the Commissioner of the Financial Services Agency recognizes it must do so to guard against financial systemic risk. In May 2003, Resona Bank, Ltd., a subsidiary bank of Resona Holdings, Inc., was recognized by the Prime Minister to be in need of a subscription of shares and other measures to expand its capital. The recognition was made in accordance with Article 102, Section 1 of the Deposit Insurance Law. In response to the recognition, Resona Bank, Ltd. applied for and received an injection of public funds in the total amount of ¥1.96 trillion.

Personal Information Protection Law.    With regards to protection of personal information, the new Personal Information Protection Law became fully effective on April 1, 2005. Among other matters, the law requires Japanese banking institutions to limit the use of personal information to the stated purpose and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the law, the Financial Services Agency may advise or order the bank to take proper action. Furthermore, stricter rules than the standards stated in the law may be introduced for financial institutions in the near future.

Law concerning Protection of Depositors from Illegal Withdrawals made by Counterfeit or Stolen Cards.    This new law, which was promulgated in August 2005 and is scheduled to become effective in February 2006, requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using counterfeit or stolen bank cards. The law also requires financial institutions to compensate depositors for any amount illegally withdrawn using counterfeit bank cards, unless the financial institution can verify that it acted in good faith without negligence, and there is gross negligence on the part of the relevant account holder.

Administrative Sanctions Against the UFJ Group by the Financial Services Agency.    The UFJ group’s predecessor entities, like other major Japanese banks, were recipients of public funds in the form of preferred shares and subordinated loans during the 1990s. Due to the continued ownership by Japan’s Resolution and Collection Corporation of preferred shares of UFJ Holdings, the UFJ group is required to prepare a business revitalization plan and report to the Financial Services Agency on progress in meeting its goals. For the year ended March 31, 2003, 15 financial institutions, including the UFJ group, underperformed some of their plan targets by more than 30% and, as a result, the Financial Services Agency in August 2003 issued business improvement administrative orders against such institutions.

For the year ended March 31, 2004, the UFJ group again failed to meet the goals of its business revitalization plan, largely due to the recognition of substantial additional credit-related expenses as a result of inspections conducted by the Financial Services Agency on the classification of large borrowers. In the course of those inspections, the Financial Services Agency concluded that members of the UFJ group’s management had taken actions that amounted to evasions of inspection. Following these events, the UFJ group was the subject of additional business improvement administrative actions by the Financial Services Agency in June 2004. The causes of these sanctions led to the resignation of the top management of UFJ Holdings, UFJ Bank and UFJ Trust Bank. The administrative order also directed the UFJ group to address serious deficiencies in its internal control framework. The UFJ group’s new management submitted a business improvement plan to the Financial Services Agency in July 2004 and intends to take any measures necessary to address the Financial Services Agency’s concerns. Subsequently, in October 2004, the Financial Services Agency filed criminal indictments against UFJ Bank and former members of its management with the Tokyo District Public Prosecutors Office. At the same time, the Financial Services Agency ordered the suspension of loan origination for new customers by UFJ Bank’s Tokyo corporate office and Osaka corporate office for the period from October 18, 2004 to April 17, 2005. In conjunction with these indictments, the Tokyo District Public Prosecutors Office announced in December 2004 that it would seek to prosecute UFJ Bank, its former executive officers and a former employee on suspicion of violations of the Banking Law. In February 2005, three former executives of UFJ Bank pleaded guilty to obstructing the Financial Services Agency’s inspections in violation of the Banking Law. On April 25, 2005, UFJ Bank and its former executives were convicted of breaches of the Banking Law. UFJ Bank was fined ¥90 million, a former executive officer was sentenced to ten months imprisonment with a stay of execution for three years and two other former executive officers were sentenced to eight months imprisonment with a stay of execution for three years.

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

The Federal Reserve Board functions as our “umbrella” regulator under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

•	prohibited further expansion of activities in which bank holding companies, acting directly or through nonbank subsidiaries, may engage;

•	authorized qualifying bank holding companies to opt to become “financial holding companies,” and thereby acquire the authority to engage in an expanded list of activities, including merchant banking, insurance underwriting and a full range of securities activities; and

•	modified the role of the Federal Reserve Board by specifying new relationships between the Federal Reserve Board and the functional regulators of nonbank subsidiaries of both bank holding companies and financial holding companies.

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

As an example of state supervision, the branches of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank in New York are licensed by the New York State Superintendent of Banks, or the Superintendent, pursuant to the New York Banking Law. Under the New York Banking Law and the Superintendent’s Regulations, each of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank must maintain with banks in the State of New York eligible assets as defined and in amounts determined by the Superintendent. These New York branches must also submit written reports concerning their assets and liabilities and other matters, to the extent required by the Superintendent, and are examined at periodic intervals by the New York State Banking Department. In addition, the Superintendent is authorized to take possession of the business and property of Bank of Tokyo-Mitsubishi or Mitsubishi Trust Bank located in New York whenever events specified in the New York Banking Law occur.

U.S. subsidiary banks.    We indirectly own and control three U.S. banks:

•	Bank of Tokyo-Mitsubishi Trust Company, New York, New York (through Bank of Tokyo-Mitsubishi, a registered bank holding company),

•	Union Bank of California, N.A. (through Bank of Tokyo-Mitsubishi and its subsidiary, UnionBanCal Corporation, a registered bank holding company), and

•	Mitsubishi Trust & Banking Corporation (U.S.A.), New York, New York (through Mitsubishi Trust Bank, a registered bank holding company).

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

An FDIC-insured institution that is affiliated with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its U.S. offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under longstanding Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support such banks.

Bank capital requirements and capital distributions.    Our U.S. bank subsidiaries and UnionBanCal Corporation, our U.S. subsidiary bank holding company, are subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks and bank holding companies. All of our U.S. subsidiary banks are “well capitalized” under those guidelines as they apply to banks, and our U.S. subsidiary bank holding company exceeds all minimum regulatory capital requirements applicable to domestic bank holding companies. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would subsequently become undercapitalized.

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

The Gramm-Leach-Bliley Act removed almost all of the pre-existing statutory barriers to affiliations between commercial banks and securities firms by repealing Sections 20 and 32 of the Glass-Steagall Act. At the same time, however, the so-called “push-out” provisions of the Gramm-Leach-Bliley Act narrowed the exclusion of banks, including the U.S. branches of foreign banks, from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934, potentially requiring all such banks to transfer some activities to affiliated broker-dealers. The SEC has issued rules regarding the push-out of “dealer” functions that became effective on September 30, 2003. On June 30, 2004, the SEC issued its proposed Regulation B, which would govern the push-out requirements for “broker” functions. The SEC has issued Regulation B in interim form but has exempted banks from the definition of “broker” until September 30, 2005. The final form of Regulation B, its applicability to banks and the date of its effectiveness are still subject to change. At this time, we do not believe that these push-out rules as adopted or as currently proposed will have a significant impact on our business as currently conducted in the United States.

USA PATRIOT Act.    The USA PATRIOT Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extraterritorial jurisdiction of the United States. Failure of a financial institution to comply with the USA PATRIOT Act’s requirements could have serious legal and reputational consequences for the institution.

C.     Organizational Structure

The following chart presents our basic corporate structure:

As of July 1, 2005, Mitsubishi Tokyo Financial Group, Inc. has four direct subsidiaries.

On October 1, 2004, Tokyo-Mitsubishi Asset Management Ltd. and Mitsubishi Trust Asset Management Co., Ltd. were merged to create Mitsubishi Asset Management Co., Ltd. As a result, Mitsubishi Tokyo Financial Group, Inc. directly holds 50% of Mitsubishi Asset Management, while Mitsubishi Trust Bank and Bank of Tokyo-Mitsubishi holds 25% and 15%, respectively.

On July 1, 2005, Mitsubishi Tokyo Financial Group, Inc. made Mitsubishi Securities a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. As a result of the transaction, Mitsubishi Tokyo Financial Group, Inc. holds Mitsubishi Securities common stock representing 57.5% of the voting rights as of July 1, 2005.

Mitsubishi Tokyo Financial Group, Inc. also hold shares representing 12.9% of ACOM (15.1% together with the interests of The Mitsubishi Trust) and shares representing 40.0% of the voting rights in Diamond Computer Service Co., Ltd..

Other subsidiaries and affiliated companies of ours are held indirectly under Bank of Tokyo-Mitsubishi, Mitsubishi Trust, Mitsubishi Securities, and Mitsubishi Asset Management.

Set forth below is a list of our significant subsidiaries at March 31, 2005.

Name	Country of incorporation	Proportion of ownership interest (%)	Proportion of voting interest (%)
The Bank of Tokyo-Mitsubishi, Ltd.	Japan	100.00	100.00
The Mitsubishi Trust and Banking Corporation	Japan	100.00	100.00
Mitsubishi Asset Management Co., Ltd.	Japan	92.78	92.78
Mitsubishi Securities Co., Ltd.	Japan	57.77	57.49
DC Card Co., Ltd.	Japan	43.06	43.06
Mitsubishi Tokyo Wealth Management Securities, Ltd.	Japan	100.00	100.00
The Diamond Factors Limited	Japan	76.94	76.94
The Diamond Home Credit Company Limited	Japan	99.66	99.66
Defined Contribution Plan Consulting of Japan Co., Ltd.	Japan	70.00	70.00
BOT Lease Co., Ltd.	Japan	21.06	21.06
UnionBanCal Corporation	United States	61.05	61.05
Union Bank of California, N.A.	United States	61.05	61.05
Bank of Tokyo-Mitsubishi Trust Company	United States	100.00	100.00
Mitsubishi Securities International plc	United Kingdom	100.00	100.00
Mitsubishi Tokyo Wealth Management (Switzerland), Ltd.	Switzerland	100.00	100.00
Mitsubishi Trust International Limited	United Kingdom	100.00	100.00
Mitsubishi Trust & Banking Corporation (U.S.A.)	United States	100.00	100.00
Mitsubishi Trust Finance (Ireland) PLC	Ireland	100.00	100.00

D.    Property, Plants and Equipment

Premises and equipment at March 31, 2004 and 2005 consisted of the following:

	2004	2005
	(in millions)
Land	¥171,379	¥170,834
Buildings	426,691	415,611
Equipment and furniture	443,251	441,332
Leasehold improvements	228,104	230,333
Construction in progress	4,136	2,923

Total	1,273,561	1,261,033
Less accumulated depreciation	693,488	691,821

Premises and equipment—net	¥580,073	¥569,212

Our head office is located at 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, and comprises 2,221.19 square meters of office space. At March 31, 2005, we conducted our banking operations either in our owned premises or in leased properties.

The following table presents the areas and book values of our material office and other properties at March 31, 2005:

	Area	Book value
	(in thousands of square feet)	(in millions)
Owned land	13,061	¥170,834
Leased land	1,259	—
Owned buildings.	15,841	205,992
Leased buildings	9,117	—

Our owned land and buildings are primarily used by our branches. Most of the buildings and land owned by us are free from material encumbrances, except as described below.

In March 1999, Bank of Tokyo-Mitsubishi sold a 50% undivided interest in each of its head office land and building and its main office land and building and, at the same time, Bank of Tokyo-Mitsubishi entered into an agreement to lease back from the buyer the 50% undivided interests of the buildings sold for a period of seven years. We accounted for these transactions as financing arrangements. On July 21, 2005, Bank of Tokyo-Mitsubishi announced that it has reached an agreement to buy back the aforementioned land and building from the buyer on August 31, 2005. For further information, see Note 8 to our consolidated financial statements.

During the fiscal year ended March 31, 2005, we invested approximately ¥44.0 billion in our subsidiaries primarily for office renovations and purchases of furniture and equipment.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

A.	Operating Results

Introduction

We are a holding company for Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank, and Mitsubishi Securities. Through our subsidiaries and affiliated companies, we engage in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key figures in accordance with US GAAP relating to our business. As discussed in “Recent Developments—Strategic Business and Capital Alliance with ACOM” below, our results of operations for the fiscal year ended March 31, 2003 and 2004 have been retroactively adjusted.

	Fiscal year ended March 31,
	2003	2004	2005
	(in billions)
Net interest income	¥1,043.3	¥995.3	¥971.4
Provision (credit) for credit losses	438.0	(114.1)	109.5
Non-interest income	840.6	1,308.1	995.1
Non-interest expense	1,182.4	1,236.1	1,135.6
Net income	203.4	823.0	415.2
Total assets (at end of period)	96,537.4	103,699.1	108,422.1

Our revenues consists of net interest income and non-interest income.

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income consists of:

•	fees and commissions, including

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business, and

•	other fees and commissions;

•	foreign exchange gains (losses)—net, which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits—net, which primarily include net gains (losses) on trading securities and interest rate derivative instruments entered into for trading purposes;

•	investment securities gains (losses)—net, which primarily include net gains on sales of marketable securities, particularly marketable equity securities;

•	equity in earnings (losses) of equity method investees; and

•	other non-interest income.

Provision (credit) for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. Although in recent periods, we generally recorded a provision for credit losses, we recorded a reversal of allowance for credit losses in the fiscal year ended March 31, 2004.

Core Business Areas

Effective April 1, 2004, we implemented a new integrated business group system, which currently integrates the operations of Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and Mitsubishi Securities in the following three areas—Retail, Corporate and Trust Assets. These three businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Treasury, UNBC and other.

Our business segment information is not consistent with our financial statements prepared in accordance with US GAAP. The following chart illustrates the relative contributions to operating profit for the fiscal year ended March 31, 2005 of the three core business areas and the other business areas based on our segment information:

Business Trends and Challenges

Reduction of nonperforming loans.    We have been actively working on disposing nonperforming loans. We met the guideline for the disposal of nonperforming loans, which was based on a Japanese regulation established under the program for financial revival announced by the Japanese government in October 2002. Under the program, the Financial Services Agency stated that it would strive to normalize the problems with nonperforming loans by March 31, 2005, by reducing major Japanese banks’ ratio of nonperforming loans to total loans by about half. The following table sets forth a summary of our nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, and allowance for credit losses at March 31, 2003, 2004 and 2005:

	At March 31,
	2003	2004	2005
	(in billions, except percentages)
Nonaccrual loans	¥1,413.6	¥1,083.1	¥822.4
Restructured loans	1,319.0	632.4	454.2
Accruing loans contractually past due 90 days or more	20.4	15.6	10.1
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	5.68%	3.57%	2.52%
Allowance for credit losses	¥1,360.1	¥888.1	¥740.7
Allowance for credit losses as a percentage of loans	2.81%	1.83%	1.45%
Allowance for credit losses as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	49.41%	51.30%	57.57%

In the future, we may suffer additional losses due to new nonperforming loans, and our allowance for credit losses may be insufficient to cover future loan losses.

Broader range of products.    The reduction of barriers since the late 1990s among the banking, securities and insurance businesses has enabled us to engage in businesses such as sales of annuity and investment trusts to retail banking customers, which we were not permitted to conduct before. We have been seeking, and will continue to seek, to increase our fees and commissions by taking advantage of the reduction of barriers and other deregulatory trends.

Greater competition.    We face strong competition in all of our principal areas of operation as a result of the relaxation of regulations relating to Japanese financial institutions. Deregulation has eliminated barriers between different types of Japanese financial institutions, which are now able to compete directly against one another. Deregulation and market factors have also facilitated the entry of various large foreign financial institutions into the Japanese domestic market. Greater competition may prevent us from increasing our level of fee income in the future.

External economic conditions.    The financial services industry and the global financial markets are influenced by many unpredictable factors, including economic conditions, monetary policy, international political events, liquidity in global markets and regulatory developments. Our operations are significantly affected by external factors, such as the level and volatility of interest rates, currency exchange rates, stock and real estate markets and other economic and market conditions. In addition, we hold a significant number of shares in some of our customers for strategic purposes, in particular to maintain long-term relationships. These shareholdings expose us to risk of losses resulting from a decline in market prices of the shares. Accordingly, our results of operations may vary significantly from period to period because of unpredictable events, including unexpected failures of large corporate borrowers, defaults in emerging markets and market volatility.

Recent Developments

Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group

Signing of Basic Agreement.    On August 12, 2004, we, UFJ Holdings, Bank of Tokyo-Mitsubishi, UFJ Bank, Mitsubishi Trust Bank, UFJ Trust Bank, Mitsubishi Securities and UFJ Tsubasa Securities concluded a basic agreement with regard to the management integration of the holding companies, banks, trust banks and securities companies of the two groups.

Preferred Stock Investment into UFJ Bank.    On September 17, 2004, we purchased 3.5 billion non-voting class E preferred shares issued by UFJ Bank for ¥700 billion. This capital injection to UFJ Bank is part of our proposed management integration with the UFJ group. The investment is based on the assumption that the management integration of the two groups will proceed, and is intended to maximize the benefits of the management integration.

Signing of Integration Agreement.    On February 18, 2005, we, UFJ Holdings, Bank of Tokyo-Mitsubishi, UFJ Bank, Mitsubishi Trust Bank, UFJ Trust Bank, Mitsubishi Securities and UFJ Tsubasa Securities entered into an integration agreement, which sets forth various terms of the management integration, including the merger ratios, company names and other material terms. The merger ratios with respect to the common stock set forth in the integration agreement are as follows:

•	Holding companies: 0.62 shares of our common stock for each share of UFJ Holdings common stock;

•	Banks: 0.62 shares of Bank of Tokyo-Mitsubishi common stock for each share of UFJ Bank common stock;

•	Trust banks: 0.62 shares of Mitsubishi Trust Bank common stock for each share of UFJ Trust Bank common stock; and

•	Securities companies: 0.42 shares of Mitsubishi Securities common stock for each share of UFJ Tsubasa Securities common stock.

On April 20, 2005, the parties to the integration agreement amended several technical provisions in the integration agreement to make the terms consistent with the merger agreements entered into on April 20, 2005 between the holding companies, banks, trust banks and securities companies.

Announcement of Integration Strategy.    On February 18, 2005, we and UFJ Holdings also announced some details about implementing the combined group’s integration strategy. In particular, we and UFJ Holdings announced the following cost saving measures:

•	A group-wide reduction and reassignment of roughly 10,000 employees by streamlining back office operations mainly in the head office, including a reduction of staff by approximately 6,000 and a reassignment of approximately 4,000 to strategic business areas and marketing sections by the end of the fiscal year ending March 31, 2009.

•	Integration of systems relating to treasury activities and overseas activities by the closing of the merger, and integration of the domestic settlement and information systems by the end of the fiscal year ending March 31, 2008.

•	Consolidation of approximately 170 retail branches and 100 corporate branches in Japan, and approximately 30 overseas branches by the end of the fiscal year ending March 31, 2009.

•	Integration of head office functions and overlapping subsidiaries.

In implementing the integration strategy, we anticipate that integration-related costs will exceed cost synergies for the first one to two years following the merger until the cost saving effects begin to materialize. In addition, we expect that the combined entity’s revenues will decrease for the first one to two years after the merger as the combined entity adjusts loan exposures to certain borrowers.

Signing of Merger Agreement.    On April 20, 2005, we and UFJ Holdings entered into a merger agreement setting forth the final terms of the merger, including the detailed terms of our shares to be issued to UFJ Holdings shareholders and other proposed amendments to our articles of incorporation upon the merger, as well as the details of the shareholders meetings at which the merger agreement and related matters necessary to complete the merger were to be approved.

Approval of Merger Agreement at General Shareholders Meeting.    On June 29, 2005, the merger agreement between us and UFJ Holdings, Inc. was approved at the general shareholders meetings of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings. The general shareholders meetings of Bank of Tokyo-Mitsubishi, UFJ Bank, Mitsubishi Trust Bank, UFJ Trust Bank, Mitsubishi Securities and UFJ Tsubasa Securities, which were also held in late June 2005, also approved the merger agreements of the respective banks, trust banks and securities companies.

Effect of the Merger.    Pursuant to the merger agreement, Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings will combine their businesses by consummating a statutory merger under the Commercial Code of Japan, with Mitsubishi Tokyo Financial Group, Inc. being the surviving entity. As a result of the merger, UFJ Holdings shareholders of record as of the date one day prior to the date of the merger, other than us (if we hold UFJ Holdings common stock on that date), will become entitled to receive 0.62 shares of Mitsubishi Tokyo Financial Group, Inc. common stock in exchange for each share of UFJ Holdings common stock. Concurrently, the surviving entity will be renamed “Mitsubishi UFJ Financial Group, Inc.” and use the abbreviation “MUFG”.

Additionally, holders of UFJ Holdings preferred stock will receive shares of our preferred stock as follows:

•	Holders of class II preferred shares of UFJ Holdings: an equal number of shares of newly issued Mitsubishi Tokyo Financial Group, Inc. class 8 preferred shares

•	Holders of class IV preferred shares of UFJ Holdings: an equal number of shares of newly issued Mitsubishi Tokyo Financial Group, Inc. class 9 preferred shares

•	Holders of class V preferred shares of UFJ Holdings: an equal number of shares of newly issued Mitsubishi Tokyo Financial Group, Inc. class 10 preferred shares

•	Holders of class VI preferred shares of UFJ Holdings: an equal number of shares of newly issued Mitsubishi Tokyo Financial Group, Inc. class 11 preferred shares

•	Holders of class VII preferred shares of UFJ Holdings: an equal number of shares of newly issued Mitsubishi Tokyo Financial Group, Inc. class 12 preferred shares

Based on the number of shares of UFJ Holdings capital stock issued as of March 31, 2005, we expect to allocate an aggregate of 3,199,734 shares of common stock, representing a 48.89% increase in our issued shares as of March 31, 2005, to shareholders of UFJ Holdings in connection with the merger. All shares that will be issued to UFJ Holdings shareholders in connection with the merger will be newly issued on the effective date of the merger.

Postponement of Bank Merger.    The merger between Bank of Tokyo-Mitsubishi and UFJ Bank has been postponed to January 1, 2006 in order to enable additional testing of the two banks’ systems intended to minimize risks arising from the merger. The postponement may lead to future changes in our plan to complete all systems integration group-wide by March 31, 2007. Additional delays or other difficulties in integrating the systems of the two banks may result in additional costs or cause delays in achieving targeted cost savings and other merger synergies.

The mergers between the holding companies, trust banks and securities companies of the two groups are still expected to occur on October 1, 2005.

Introduction of Integrated Business Groups

Effective April 1, 2004, we implemented a new integrated business group system, which currently integrates the operations of Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and Mitsubishi Securities in the following three areas—Retail, Corporate, and Trust Assets. See “—Business Segment Analysis.”

Redemption of Class 1 Preferred Shares

On October 1, 2004, we redeemed 40,700 shares of the 81,400 issued shares of our class 1 preferred shares at ¥3 million per share. Further, on April 1, 2005, we redeemed all of the remaining outstanding shares of the class 1 preferred shares, comprising 40,700 shares.

Issuance of Class 3 Preferred Shares

On February 17, 2005, we issued 100,000 shares of class 3 preferred shares at ¥2.5 million per share, the aggregate amount of the issue price being ¥250 billion. The preferred shares were issued to Meiji Yasuda Life Insurance Company, Tokio Marine & Nichido Fire Insurance Co., Ltd. and Nippon Life Insurance Company. The preferred shares do not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set at ¥60,000 per share annually, except that the dividends for the fiscal year ended March 31, 2005 were ¥7,069 per share.

We used the proceeds from the issuance of our preferred shares for our capital injection to Bank of Tokyo-Mitsubishi on February 21, 2005, in which we received preferred shares of Bank of Tokyo-Mitsubishi.

Issuance of “Non-dilutive” Preferred Securities

On August 24, 2005, MTFG Capital Finance, a special purpose company established in the Cayman Islands, issued ¥165 billion in non-cumulative perpetual preferred securities in a private placement to institutional investors. These preferred securities are non-dilutive and cannot be converted into our common shares. The proceeds will be provided to Bank of Tokyo-Mitsubishi in order to strengthen its capital base. The issuance of the preferred securities will increase our Tier I capital as well as that of Bank of Tokyo-Mitsubishi under the BIS capital adequacy requirements, thereby enhancing the flexibility of our capital management.

Mitsubishi Securities becomes a Directly-Held Subsidiary

On July 1, 2005, Mitsubishi Tokyo Financial Group, Inc. made Mitsubishi Securities a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. As a result of the transaction, Mitsubishi Tokyo Financial Group, Inc. holds Mitsubishi Securities common stock representing 57.43% of the voting rights as of July 1, 2005.

Strategic Business and Capital Alliance with ACOM

In March 2004, we reached an agreement with ACOM Co., Ltd., or ACOM, a consumer finance company in Japan, with respect to a strategic business alliance in retail financial services and a capital alliance. The main elements of the business alliance are undertaken by ACOM and Bank of Tokyo-Mitsubishi. As part of the capital alliance, in April 2004, we acquired an additional 12.9% of the common shares of ACOM, resulting in an aggregate ownership interest of 15.1% in ACOM. Prior to the acquisition, we held 2.2% of the common shares of ACOM and accounted for the investment as available–for-sale securities. As a result of our additional investment and a change in our relationship with ACOM, including an increase in our representation on ACOM’s board of directors, we had the ability to exercise significant influence over the operations of ACOM and applied the equity method to the investment in the fiscal year ended March 31, 2005. The equity method was applied in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary in accordance with Accounting Principles Board, or APB, Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Accordingly, the accompanying financial statements for the fiscal years ended March 31, 2003 and 2004 have been retroactively adjusted to reflect the adoption of the equity method. For more information, see note 2 to our consolidated financial statements.

Basic Agreement Regarding the Combination of Operations and Reorganization to Strengthen the Consumer Finance Business

On October 29, 2004, we, Bank of Tokyo-Mitsubishi, and our subsidiaries DC Card Co., Ltd. and Tokyo-Mitsubishi Cash One Ltd., or Cash One, reached a basic agreement with ACOM to integrate and reorganize the business operations of our consumer finance business. Cash One will integrate its business operations with DC Card’s processing centers, call centers and guarantee divisions during the first half of the fiscal year ending March 31, 2006. On January 31, 2005, ACOM acquired shares in DC Card and Cash One. After the acquisition of the shares, ACOM owns approximately 55% and we own approximately 45% of the common shares of Cash One, which has changed its name to DC Cash One Ltd.

Transfer of Shareholdings in Diamond Computer Service

During the fiscal year ended March 31, 2005, Mitsubishi Tokyo Financial Group, Inc. acquired 100% of Diamond Computer Service Co., Ltd., or DCS, a former equity method investee of Bank of Tokyo-Mitsubishi which provides data processing and IT development services, through a share exchange. 26,205 shares of our common stock were issued in exchange for all of the outstanding shares of DCS’s common stock based on the exchange ratio of 0.00135 shares of our common stock for each share of DCS’s common stock. Following the completion of the exchange offer, in accordance with a business alliance between DCS and Mitsubishi Research Institute, Inc., or MRI, a research and consulting company headquartered in Tokyo, Japan, we sold 60% of our shares of DCS to MRI. As a result, DCS became an equity method investee at March 31, 2005.

Planned Merger of Mitsubishi Asset Management and UFJ Partners Asset Management

On July 1, 2005, Mitsubishi Asset Management Co., Ltd. and UFJ Partners Asset Management Co., Ltd. signed a merger agreement, which was subsequently approved at the general meeting of shareholders of the respective companies on July 25, 2005.

Mitsubishi Asset Management was created on October 1, 2004 by the merger of Tokyo-Mitsubishi Asset Management Ltd. and Mitsubishi Trust Asset Management Co., Ltd., and we own 92.8% of Mitsubishi Asset

Management. The merger of Mitsubishi Asset Management and UFJ Partners Asset Management is scheduled to be completed on October 1, 2005. The name of the new asset management company will be Mitsubishi UFJ Asset Management Co., Ltd.

Business Revitalization Plan of Mitsubishi Motors

On January 28, 2005, Mitsubishi Motors Corporation announced a new business revitalization plan through the fiscal year ending March 31, 2008. The new revitalization plan includes measures for stabilizing Mitsubishi Motors’ operations and improving its financial position over the medium-and long-term. In connection with the revitalization plan, and at the request of Mitsubishi Motors, Bank of Tokyo-Mitsubishi, Mitsubishi Heavy Industries, Ltd. and Mitsubishi Corporation participated in a capital enhancement of ¥274 billion by purchasing newly issued common and preferred shares of Mitsubishi Motors on March 10, 2005. As a result, Bank of Tokyo-Mitsubishi subscribed to common and preferred shares of Mitsubishi Motors for an aggregate amount of ¥154 billion, of which ¥54 billion consisted of a debt-for-equity swap. In addition, on March 22, 2005, Mitsubishi Trust Bank purchased, in a debt-for-equity swap, newly issued preferred shares of Mitsubishi Motors for an aggregate amount of ¥10.2 billion.

Suspension of Consolidated Corporate-Tax System

In February 2005, our application to suspend the consolidated corporate-tax system, which has been adopted since the fiscal year ended March 31, 2003, was approved by the Japanese tax authorities. We filed, for the fiscal year ended March 31, 2005, our tax returns under the consolidated corporate-tax system, which allows companies to base tax payments on the combined profits or losses of a parent company and its wholly-owned domestic subsidiaries. Due to the suspension of the consolidated corporate-tax system, deferred income taxes for the fiscal year ended March 31, 2005 are calculated separately based on temporary differences and future taxable income at each company as of March 31, 2005.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

As discussed under “Accounting Changes” below, the substitutional portion of employee pension fund liabilities of Bank of Tokyo-Mitsubishi were transferred to the Japanese government in March 2005. Since the transfer was completed after the measurement date in the fiscal year ended March 31, 2005, the impact of the transfer, an increase in pre-tax income of ¥36.1 billion, will be reflected to our consolidated financial statements for the fiscal year ending March 31, 2006.

Strengthening of Corporate Governance in the United States

We have decided to strengthen our corporate governance function in the United States by appointing a managing officer with responsibility for corporate governance in the United States as of June 29, 2005. This managing officer will be resident in the United States and will oversee governance-related matters with respect to our U.S. consolidated subsidiaries, including risk management, and legal and other compliance issues. In conjunction with this appointment, we have also established a Corporate Governance Division for the United States to carry out support functions for the managing officer.

Purchase of 50% of Bank of Tokyo-Mitsubishi’s Head Office and Nihonbashi Annex

On July 21, 2005, Bank of Tokyo-Mitsubishi announced that it reached an agreement to purchase from Mitsubishi Estate Co., Ltd., or Mitsubishi Estate, the equivalent of 50% of the land and building of each of Bank of Tokyo-Mitsubishi’s head office and Nihonbashi annex. These assets are currently jointly owned by Bank of Tokyo-Mitsubishi and Mitsubishi Estate. The purchase is scheduled to take place on August 31, 2005 and the total purchase price will be ¥111.3 billion. For further information, see note 8 to our consolidated financial statements.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a wide range of financial operations, including commercial banking, investment banking, asset management, trust banking and securities-related businesses, and provide related services to individual and corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	General economic conditions;

•	Interest rates;

•	Currency exchange rates; and

•	Stock and real estate prices.

Economic Environment in Japan

In the Japanese economy, exports and capital expenditures rose due to increased overseas demand in the early part of the current period. Private consumption also steadily increased as consumer confidence improved. Nevertheless, a certain degree of uncertainty prevailed over the Japanese economy from the latter part of the fiscal year ended March 31, 2005 and deflation continued.

With respect to interest rates, the Bank of Japan continued its current easy monetary policy and kept short-term interest rates at near zero percent. On the other hand, the yield on ten-year Japanese government bonds which was approximately 1.4% in April 2004, rose temporarily to approximately 1.9% in June and July 2004, before declining to approximately 1.3% in March 2005. As of mid-August 2005, the yield was around 1.4%. The following chart shows the interest rate trends in Japan since January 2000:

The Japanese stock markets were relatively stable during the fiscal year ended March 31 2005. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥11,715.39 at March 31, 2004 to ¥11,668.95 at March 31, 2005. Conversely, the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, rose from 1,179.23 at March 31, 2004 to 1,182.18 at March 31, 2005. As of mid-August 2005, the Nikkei Stock Average was around ¥12,000, and TOPIX was around 1,200.

In the foreign exchange markets, although the yen initially depreciated against the U.S. dollar mainly due to the rise in the U.S. federal funds rate, the exchange rate subsequently stabilized and remained within a narrow range. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rate Information” for the historical noon buying rates of the Federal Reserve Bank of New York.

Land prices in Japan continued to decline during the fiscal year ended March 31, 2005, but the extent of the decline was smaller than the previous fiscal year. Based on the average government-set official land prices as of January 1, 2005, nationwide residential land prices declined 4.6%, compared to a 5.7% decline in the previous fiscal year, and nationwide land prices for commercial properties declined 5.6%, compared to a 7.4% decline in the previous fiscal year.

The number of corporate bankruptcy filings in Japan during the fiscal year ended March 31, 2005 was approximately 13,000 representing an 16% decline compared with the previous fiscal year.

International Financial Markets

With respect to the financial and economic environment for the fiscal year ended March 31,2005, overseas economies moved toward recovery in the early part of this period, particularly in the United States where the recovery was driven by large-scale tax cuts, and in China where domestic demand continued to expand. In the latter part of the fiscal year, however, a certain degree of uncertainty prevailed in overseas economies as the positive effects of the tax cuts in the United States began to wane, as China began to restrain investments and as crude oil prices rose sharply.

In the United States, the 10-year U.S. treasury note, a benchmark for long-term interest rates, started at around 3.8% in April 2004 and rose to around 4.5% in March 2005. As of mid-July 2005, the yield was around 4.2%. The target for the federal funds rate has been steadily increased since the end of the previous fiscal year, rising from 1.0% in April 2004 to 3.5% as of August 2005.

In the EU, the European Central Bank’s policy rate remained at 2% during the fiscal year ended March 31, 2005 and has remained unchanged as of July 2005.

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

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of probable losses in our loan portfolio. The evaluation process involves a number of estimates and judgments. The allowance is based on two principles of accounting: (1) Statement of Financial Accounting Standards, or SFAS, No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and can be estimated;

and (2) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures,” which require that losses be accrued based on the difference between the present value of expected future cash flows discounted at the loan’s effective interest rate, the fair value of collateral or the loan’s value that is observable in the secondary market and the loan balance.

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

The allowance for loans exposed to specific country risk is based on an estimate of probable losses relating to our exposure to countries that we identify as having a high degree of transfer risk. We use a country risk grading system that assigns risk ratings to individual countries. To determine the risk rating, we consider the instability of foreign currency and difficulties regarding our borrowers’ ability to service their debt.

The formula allowance uses a model based on historical losses as an indicator of future probable losses. However, the use of historical losses is inherently uncertain and as a result could differ from losses incurred in the future. However, since this history is updated with the most recent loss information, the differences that might otherwise occur are mitigated.

Our actual losses could be more or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in the allocated allowance. For further information regarding our allowance for credit losses, see “Item 5.B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

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

To the extent that actual losses differ from management’s estimates, additional provisions for credit losses may be required that would adversely impact our operating results and financial condition in future periods.

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

Prior to the fiscal year ended March 31, 2004, we did not take the lengths of time that a decline continued into consideration with respect to debt securities because a substantial majority of our investments in debt securities are in high-grade fixed-rate bonds, including sovereign bonds such as U.S. treasury bonds and we generally had the intent to hold such investments for a period longer than that inherent in cyclical short-term market price fluctuations due to market interest rate and foreign exchange rate changes. However, in light of the recent decline in the bond market, which made it difficult for us to hold debt securities for a period longer than that necessary for recovery, during the fiscal year ended March 31, 2004, we determined that the length of period that a decline in fair value continued should be considered in identifying other-than temporary decline in fair value of debt securities. The aggregate amount of unrealized losses at March 31, 2005 that we determined to be temporary was ¥42,496 million.

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

Non-marketable equity securities.    We consider the credit standing of issuers and the extent of decline in net assets of issuers to determine whether the decline is other than temporary. When we determine that the decline is other than temporary, non-marketable equity securities are written down to our share of the amount of the issuer’s net assets, which approximates fair value.

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

At March 31, 2005, we had operating loss carryforwards of ¥1,274.7 billion. Based on our estimates of future taxable income, we recognized a valuation allowance for a portion of the operating loss carryforwards.

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates, currently established allowance may not be sufficient. If the estimated allowance is not sufficient, we will incur additional deferred tax expenses, which could materially affect our operating results and financial condition in future periods.

Accounting for Goodwill

US GAAP requires us to test goodwill for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit of its business, which is to be compared with the carrying amount of the unit, to identify potential impairment of goodwill. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Since an observable quoted market price for units is not always available, the estimate of fair value is based on the best information available, including prices for comparable units and the results of using other valuation techniques including the present value technique, which requires an estimate of future cash flows and other assumptions. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. This test requires comparison of the implied fair value of the unit’s goodwill with the carrying amount of that goodwill. The estimate of the implied fair value of the reporting unit’s goodwill requires us to allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including unrecognized intangible assets, if any, since the implied fair value is determined as the excess of the fair value of a reporting unit over the net amounts assigned to its assets and liabilities in the allocation. Accordingly, the second step of the impairment test also requires an estimate of the fair value of individual assets and liabilities, including any unrecognized intangible assets that belong to that unit.

At March 31, 2005, we had goodwill of ¥85.8 billion. In connection with our merger with UFJ Holdings, we expect to record a significant amount of additional goodwill.

Accrued Severance Indemnities and Pension Liabilities

We have defined benefit retirement plans, including lump-sum severance indemnities and pension plans, which cover substantially all of our employees. Severance indemnities and pension costs are calculated based upon a number of actuarial assumptions, including discount rates, expected long-term rates of return on our plan assets and rates of increase in future compensation levels. In accordance with US GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, and affect our recognized net periodic pension costs and accrued severance indemnities and pension obligations in future periods. We had an unrecognized net actuarial loss for domestic severance indemnities and pension plans of ¥337.0 billion at March 31, 2005. Differences in actual experience or changes in assumptions may affect our financial condition and operating results in future periods.

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

The estimated fair values of financial instruments without quoted market prices are as follows:

	At March 31,
	2004	2005
	(in billions)
Financial assets:
Trading account assets, excluding derivatives	¥5,732	¥5,268
Investment securities	25,328	25,386
Derivative financial instruments, net	153	34
Financial liabilities:
Trading account liabilities, excluding derivatives	182	142
Obligations to return securities received as collateral	2,322	2,880

A significant portion of trading account assets and liabilities, excluding derivatives, investment securities and obligations to return securities received as collateral consists of Japanese national government and agency bonds, and foreign government and official institutions bonds, for which prices are actively quoted among brokers and are readily available but are not publicly reported and therefore are not considered quoted market prices. Additionally, a substantial portion of derivative financial instruments are comprised of over-the-counter interest rate and currency swaps and options. Estimates of fair value of these derivative transactions are determined using quantitative models with multiple market inputs, which can be validated through external sources, including brokers and market transactions with third parties.

Accounting Changes

Variable Interest Entities—In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation, or FIN, No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN No. 46 addresses consolidation by business enterprises of variable interest entities, or VIEs. The consolidation requirements of FIN No. 46 apply immediately to VIEs created after January 31, 2003. We have applied, as required, FIN No. 46 to all VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” or FIN No. 46R. FIN No. 46R modifies FIN No. 46 in certain respects including the scope exception, the definition of VIEs, and other factors that would affect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003.

Subsequent to the issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission, or SEC, stated the SEC staff’s position in a letter to the American Institute of Certified Public Accountants, or AICPA, dated March 3, 2004, that the SEC staff does not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity’s year-end and the frequency of interim reporting. In accordance with the letter, we adopted FIN No. 46R on April 1, 2004, except for its variable interests in certain investment companies, for which the effective date of FIN No. 46 R is deferred. Under FIN No. 46R, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE is to be recognized as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle was to decrease net income by ¥977 million. See Note 26 for further discussion of VIEs in which we hold variable interests.

Certain Financial Instruments with Characteristics of both Liabilities and Equity—In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective at the beginning of the first interim period beginning after June 15, 2003, which is our fiscal year ended March 31, 2005. On November 7, 2003, FASB Staff Position No. 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” delayed the effective date of certain provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests. The adoption of SFAS No. 150 did not have a material impact on our financial position and results of operations.

Disclosure about Pension and Other Postretirement Benefit—In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106,” or SFAS No. 132R, which replaces existing FASB disclosure requirements for pensions. SFAS No. 132R requires disclosure of more details about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. SFAS No. 132R is generally effective for the fiscal years ending after December 15, 2003, and for interim periods beginning after December 15, 2003. See Note 17 for our condensed consolidated financial statements for the required disclosure.

Impairment of Securities Investments—In November 2003, the FASB Emerging Issues Task Force (the “EITF”) reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” or EITF 03-1. EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosures already required by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The new disclosure requirements are applied to financial statements for the fiscal years ending after December 15, 2003. See Note 5 for the required disclosures. In March 2004, the EITF also reached a consensus on additional accounting guidance for other-than-temporary impairments, which requires an evaluation and recognition of other-than-temporary impairment by a three-step impairment test. The guidance should be applied for reporting periods beginning after June 15, 2004. On September 30, 2004, FASB Staff Position EITF Issue 03-1-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” delayed the effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of EITF 03-1. The FASB will be issuing implementation guidance related to this topic. Once issued, we will evaluate the effect of the measurement and recognition provision of EITF 03-1.

Goodwill and Other Intangible Assets—Effective April 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill, formerly amortized over its useful life, no longer be amortized but rather tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets that have finite useful lives will continue to be amortized over their useful lives while intangible assets with indefinite lives will no longer be amortized and are subject to impairment testing at least annually.

We performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative adjustment charge to earnings of ¥532 million.

Derivative Instruments and Hedging Activities—In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows, (3) amends the definition of underlyings, one of three characteristics of derivatives, to include the occurrence or non-occurrence of a specified event such as scheduled payments under a contract, and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities—In January 2003, the EITF reached a consensus on Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” or EITF 03-2, which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of the substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

In June 2003, Bank of Tokyo-Mitsubishi submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, Bank of Tokyo-Mitsubishi made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. Substitutional obligation and related plan assets were transferred to a government agency in March 2005 and Bank of Tokyo-Mitsubishi was released from paying the substitutional portion of the benefits to its employees. The completion of the transfer to the Japanese Government of the substitutional portion of the employee pension plan constituted a settlement of such plan. However, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), the impact of the transfer / settlement of a pre-tax income of ¥36.1 billion will be recognized in the fiscal year ending March 31, 2006. See Note 17 to our consolidated financial statements for the required disclosure.

Recently Issued Accounting Pronouncements

Accounting for Certain Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” or SOP 03-3 which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans SOP 03-3 also limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the non-accretable difference. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. We have not completed the study of what effect SOP 03-3 will have on our financial position and results of operations.

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion, or APB, No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the guidance of using intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires a fair-value-based measurement method in accounting for share-based payment transactions with employees. As a result, the cost resulting from all share-based payment transactions shall be recognized in the financial statements. SFAS No. 123R is effective as of the beginning of the interim or annual reporting periods beginning after June 15, 2005. See Note 1 to our consolidated financial statements for the pro forma information as if the fair value based method had been applied to all awards in accordance with SFAS No.123.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. We have not completed the study of what effect SFAS No. 153 will have on our financial position and results of operations.

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. Accordingly, we can not reasonably estimate the ultimate impact of SFAS No. 154.

Accounting for Conditional Asset Retirement Obligations—In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” This Interpretation clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. We have not completed the study of what effect FIN No. 47 will have on our financial position and results of operations.

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2003, 2004 and 2005. As discussed in “Recent Developments—Strategic Business and Capital Alliance with ACOM” above, our results of operations for the fiscal year ended March 2003 and 2004 have been retroactively adjusted.

	Fiscal years ended March 31,
	2003	2004	2005
	(in billions)
Interest income	¥1,582.5	¥1,421.8	¥1,442.6
Interest expense	539.2	426.5	471.2

Net interest income	1,043.3	995.3	971.4

Provision (credit) for credit losses	438.0	(114.1)	109.5
Non-interest income	840.6	1,308.1	995.1
Non-interest expense	1,182.4	1,236.1	1,135.6

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	263.5	1,181.4	721.4
Income tax expense	69.9	357.8	305.3

Income from continuing operations before cumulative effect of a change in accounting principle	193.6	823.6	416.1
Income (loss) from discontinued operations—net	10.3	(0.6)	—
Cumulative effect of a change in accounting principle, net of tax	(0.5)	—	(0.9)

Net income (loss)	¥203.4	¥823.0	¥415.2

We reported ¥415.2 billion of net income for the fiscal year ended March 31, 2005, compared to ¥823.0 billion of net income for the fiscal year ended March 31, 2004. Our basic earnings per common share (net income available to common shareholders) for the fiscal year ended March 31, 2005 was ¥62,717.21 compared to an earnings per share of ¥128,350.88 for the fiscal year ended March 31, 2004. Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2005 was ¥721.4 billion, compared with ¥1,181.4 billion for the fiscal year ended March 31, 2004. The changes in our operating results were primarily attributable to the following:

•	Non-interest income decreased ¥313.0 billion from ¥1,308.1 billion for the fiscal year ended March 31, 2004 to ¥995.1 billion for the fiscal year ended March 31, 2005. This decrease was primarily attributable to a decrease of ¥460.9 billion in net foreign exchange gains, from a gain of ¥413.9 billion for the fiscal year ended March 31, 2004 to a loss of ¥47.0 billion for the fiscal year ended March 31, 2005. This decrease in foreign exchange gains was due to the depreciation of the yen against foreign currencies in the fiscal year ended March 31, 2005, compared to an appreciation of the yen in the fiscal year ended March 31, 2004. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the yen. This decrease in foreign exchange gains was partially offset by the increase in fees and commissions of ¥76.5 billion and an increase in net investment securities gains of ¥79.4 billion compared to the fiscal year ended March 31, 2004.

•	For the fiscal year ended March 31, 2005, provision for credit losses of ¥109.5 billion was recorded. In contrast, for the fiscal year ended March 31, 2004, a reversal of allowance for credit losses of ¥114.1 billion was recorded. Although the reversals of allowance for credit losses were recorded for both March 31, 2004 and 2005 due to improvements in our loan portfolio as evidenced by the reduction in our nonperforming loans, for the fiscal year ended March 31, 2005, additional provisions were recognized as downgrades of several borrowers to which we extended relatively large amounts of loans were greater than the reversals recognized.

Net Interest Income

Net interest income is a function of:

•	the amount of interest-earning assets;

•	the general level of interest rates;

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities; and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Our net interest income for the fiscal years ended March 31, 2003, 2004 and 2005 were not materially affected by gains or losses resulting from derivative financial instruments used for hedging purposes.

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2003		2004		2005
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥62,605.1	1.19%	¥67,524.8	1.06%	¥76,426.1	0.96%
Foreign	23,641.9	3.55	23,325.8	3.03	23,059.2	3.06

Total	¥86,247.0	1.83%	¥90,850.6	1.56%	¥99,485.3	1.45%

Financed by:
Interest-bearing funds:
Domestic	¥64,827.9	0.34%	¥70,151.1	0.31%	¥77,195.3	0.30%
Foreign	14,830.5	2.13	14,823.9	1.41	15,170.5	1.58

Total	79,658.4	0.68	84,975.0	0.50	92,365.8	0.51
Non-interest-bearing funds	6,588.6	—	5,875.6	—	7,119.5	—

Total	¥86,247.0	0.62%	¥90,850.6	0.46%	¥99,485.3	0.47%

Spread on:
Interest-bearing funds		1.15%		1.06%		0.94%
Total funds		1.21%		1.10%		0.98%

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Net interest income for the fiscal year ended March 31, 2005 was ¥971.4 billion, a decrease of ¥23.9 billion, or 2.4%, from ¥995.3 billion for the fiscal year ended March 31, 2004. This decrease was due primarily to the decline in the average interest rate on domestic interest earning assets and the increase in average rate of foreign interest-bearing funds. In addition, a decrease in the average balance of foreign investment securities which earn relatively higher yields, contributed to the decrease in net interest income.

The average interest rate spread decreased 12 basis points from 1.06% for the fiscal year ended March 31, 2004 to 0.94% for the fiscal year ended March 31, 2005. This decrease was due primarily to the increase in average rate of foreign interest-bearing funds, reflecting the rise in interest rates on foreign deposits as interest rates in foreign markets such as the United States rose, and also due to the decline in average rate of domestic investment securities and domestic loans. The decline in average rate of domestic investment securities was mainly due to the increase in our holdings of Japanese government bonds, as the interest rates on Japanese government bonds are generally lower compared to other domestic investment securities reflecting the low risk. The decline in average rate of domestic loans was mainly due to the reduction of loans with relatively high interest rates, and due to increased competition in lending to large corporations and in retail housing loans, which negatively affected the interest rate spread of our loans.

Net interest income as a percentage of average total funds decreased 12 basis points from 1.10% for the fiscal year ended March 31, 2004 to 0.98% for the fiscal year ended March 31, 2005.

Average interest-earning assets for the fiscal year ended March 31, 2005 were ¥99,485.3 billion, an increase of ¥8,634.7 billion, or 9.5%, from ¥90,850.6 billion for the fiscal year ended March 31, 2004. The increase was primarily attributable to an increase of ¥6,988.5 billion in domestic investment securities, which reflected an increase in our holdings of Japanese government bonds, and an increase of ¥2,052.5 billion in domestic loans. The increase in domestic loans was primarily due to an increase in loans to industries such as manufacturing, real estate, wholesale and retail, and other industries, reflecting the consolidation of certain VIEs in accordance with FIN No. 46R. These increases were partially offset by a decrease of ¥690.0 billion in foreign investment securities reflecting the decrease in our holdings of US treasury bonds.

Average interest-bearing liabilities for the fiscal year ended March 31, 2005 were ¥92,365.8 billion, an increase of ¥7,390.8 billion, or 8.7%, from ¥84,975.0 billion for the fiscal year ended March 31, 2004. The increase in average interest-bearing liabilities primarily reflected an increase of ¥5,874.0 billion in domestic other short-term borrowings and trading account liabilities, reflecting an increase of funding from the Bank of Japan in connection with our daily money market operations, and an increase in commercial paper issued by VIEs consolidated in accordance with FIN No. 46R.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Net interest income for the fiscal year ended March 31, 2004 was ¥995.3 billion, a decrease of ¥48.0 billion, or 4.6%, from ¥1,043.3 billion for the fiscal year ended March 31, 2003. This decrease was due primarily to a decline in the average interest rate spread. In addition, a decrease in average foreign loans, which earn relatively higher yields, contributed to the decrease in net interest income.

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

Provision (Credit) for Credit Losses

Provision (credit) for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For a description of the approach and methodology used to establish the allowance for credit losses, see “Item 5.B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

For the fiscal year ended March 31, 2005, provision for credit losses of ¥109.5 billion was recorded. In contrast, for the fiscal year ended March 31, 2004, a reversal of allowance for credit losses of ¥114.1 billion was recorded. Although the reversals of allowance for credit losses were recorded for both March 31, 2004 and 2005 due to improvements in our loan portfolio as evidenced by the reduction in our nonperforming loans, for the fiscal year ended March 31, 2005, additional provisions were recognized as downgrades of several borrowers to which we extended relatively large amounts of loans were greater than the reversals recognized.

For a further discussion of allowance for credit losses, see “Item 5.B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

A reversal of allowance for credit losses of ¥114.1 billion was recorded for the fiscal year ended March 31, 2004, compared with a provision for credit losses of ¥438.0 billion for the fiscal year ended March 31, 2003. This change was due mainly to a decrease in our specific allowance as a result of our reduction of nonperforming loans and a decrease in our formula allowance reflecting a decline in loans classified as special mention or substandard.

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2003	2004	2005
	(in billions)
Fees and commissions:
Trust fees	¥103.8	¥90.0	¥102.8
Fees on funds transfer and service charges for collections	58.1	59.8	60.2
Fees and commissions on international business	54.5	53.8	51.9
Fees and commissions on credit card business	57.1	60.5	61.7
Service charges on deposits	34.6	36.2	37.1
Fees and commissions on securities business	68.0	99.0	126.4
Fees on real estate business	20.0	20.5	31.4
Other fees and commissions	124.7	152.9	177.7

Total	520.8	572.7	649.2
Foreign exchange gains (losses)—net	25.6	413.9	(47.0)
Trading account profits—net	267.6	103.9	62.0
Investment securities gains (losses)—net	(22.7)	118.6	198.0
Equity in earnings (losses) of equity method investees	(9.8)	5.2	26.3
Refund of the local taxes by the Tokyo Metropolitan Government	—	42.0	—
Other non-interest income	59.1	51.8	106.6

Total non-interest income	¥840.6	¥1,308.1	¥995.1

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

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Non-interest income for the fiscal year ended March 31, 2005 was ¥995.1 billion, a decrease of ¥313.0 billion, or 23.9%, from ¥1,308.1 billion for the fiscal year ended March 31, 2004. This decrease was primarily attributable to a decrease in net foreign exchange gains of ¥460.9 billion and a decrease in net trading account profits of ¥41.9 billion. These decreases were partially offset by an increase in net investment securities gains of ¥79.4 billion and an increase in fees and commissions of ¥76.5 billion.

Fees and commissions for the fiscal year ended March 31, 2005 increased ¥76.5 billion from the previous fiscal year. This increase primarily reflected an increase in fees and commissions on securities business as well as other fees and commissions. Fees and commissions on securities business increased ¥27.4 billion from the previous fiscal year primarily due to an increase in commissions in brokerage, underwriting and distribution at Mitsubishi Securities, which were in line with the increased trading volume of the Japanese stock markets during the same period and the increase in fees related to securitization business at Mitsubishi Securities. Other fees and commissions increased ¥24.8 billion from the previous fiscal year, as fees related to the sales of investment and insurance products to retail customers, and fees in investment banking businesses, such as arrangement of syndicated loans increased at our subsidiary banks.

Net foreign exchange losses for the fiscal year ended March 31, 2005 were ¥47.0 billion, compared to net foreign exchange gains of ¥413.9 billion for the fiscal year ended March 31, 2004. The decrease in foreign exchange gains was due to the depreciation of the yen against foreign currencies in the fiscal year ended March 31, 2005, compared to an appreciation of the yen in the fiscal year ended March 31, 2004. This decrease in net foreign exchange gains primarily reflected a decrease in transaction gains on translation of monetary liabilities denominated in foreign currencies. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the yen.

Net trading account profits for the fiscal year ended March 31, 2005 were ¥62.0 billion, a decrease of ¥41.9 billion, or 40.3%, from ¥103.9 billion for the fiscal year ended March 31, 2004. The net trading account profits for the fiscal years ended March 31, 2004 and 2005 consisted of the following:

	Fiscal years ended March 31,
	2004	2005
	(in billions)
Net profits (losses) on derivative instruments, primarily interest-rate futures, swaps and options	¥(2.0)	¥6.4
Net profits on trading securities	105.9	55.6

Net trading account profits	¥103.9	¥62.0

The decrease in net profits on trading securities primarily reflected the decrease in profits of trading in debt and equity securities at Mitsubishi Securities compared to the previous fiscal year.

Net investment securities gains for the fiscal year ended March 31, 2005 were ¥198.0 billion, an increase of ¥79.4 billion, from a gain of ¥118.6 billion for the fiscal year ended March 31, 2004. Major components of net investment securities gains for the fiscal years ended March 31, 2004 and 2005 are summarized below:

	Fiscal years ended March 31,
	2004	2005
	(in billions)
Net gains on sales of marketable equity securities	¥371.2	¥246.0
Impairment losses on marketable equity securities	(15.4)	(17.9)
Other	(237.2)	(30.1)

Net investment securities gains	¥118.6	¥198.0

The increase in net investment securities gains for the fiscal year ended March 31, 2005 mainly reflected a decrease in losses on debt securities compared to the previous fiscal year, which in turn was primarily a result of smaller impairment losses on Japanese government bonds, as long-term interest rates in Japan remained relatively low and stable compared to the previous fiscal year. This improvement was partially offset by the decrease in net gains on sales of marketable equity securities and impairment losses on equity securities which are not classified as marketable equity securities, such as preferred stocks.

We had a ¥21.1 billion increase in equity in earnings of equity method investees mainly due to our increased shareholdings in ACOM, which also reported improved results for the fiscal year ended March 31, 2005.

Other non-interest income increased by ¥54.8 billion reflecting, among other items, a ¥10.1 billion gain on the sale of a merchant card portfolio at UnionBanCal Corporation and ¥10.0 billion in net gains on sales of premises and equipment.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Non-interest income for the fiscal year ended March 31, 2004 was ¥1,308.1 billion, an increase of ¥467.5 billion, or 55.6%, from ¥840.6 billion for the fiscal year ended March 31, 2003. This increase was primarily attributable to an increase in net foreign exchange gains of ¥388.3 billion and an increase in net investment securities gains of ¥141.3 billion. These gains were partially offset by a decrease in net trading account profits of ¥163.7 billion.

Fees and commissions for the fiscal year ended March 31, 2004 increased ¥51.9 billion from the previous fiscal year. This increase primarily reflected an increase in fees and commissions on securities business, of which ¥26.5 billion was due to an increase in fees earned by Mitsubishi Securities. This increase was mainly because only seven months of fees and commissions generated by Mitsubishi Securities were recorded for the previous fiscal year, while its fees and commissions for twelve months were recorded for the fiscal year ended March 31, 2004. In addition, fees and commissions on securities business in Mitsubishi Securities increased for the fiscal year ended March 31, 2004, primarily due to an increase in equity-related commissions, which was in line with increased trading volume of the Japanese stock markets in general during the same period. Other factors contributing to the increase in other fees and commissions included expanding fee businesses such as agency fees earned on the sale of annuities to individual customers at branches of our subsidiary banks which act as sales agents for insurance companies, and fees from investment banking activities in our subsidiary banks. These increases were partially offset by a decrease in trust fees of ¥13.8 billion, which resulted primarily due to a decrease in fee income earned on loan trust.

Net trading account profits for the fiscal year ended March 31, 2004 were ¥103.9 billion, a decrease of ¥163.7 billion, or 61.2%, from ¥267.6 billion for the fiscal year ended March 31, 2003. The net trading account profits for the fiscal years ended March 31, 2003 and 2004 consisted of the following:

	Fiscal years ended March 31,
	2003	2004
	(in billions)
Net profits (losses) on derivative instruments, primarily interest-rate futures, swaps and options	¥254.9	¥(2.0)
Net profits on trading securities	12.7	105.9

Net trading account profits	¥267.6	¥103.9

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

For the fiscal year ended March 31, 2004, we generally maintained net receive-fix and pay-variable positions in our interest rate swap portfolios for the purpose of managing interest rate risks on domestic deposits, and our interest rate swap positions resulted in losses in value in a rising Japanese long-term interest rate environment during the fiscal year ended March 31, 2004. The decrease in net profits on derivative instruments of ¥256.9 billion was partially offset by an increase in net profits on trading securities of ¥93.2 billion, primarily reflecting improved performance of trading in debt and equity securities at Mitsubishi Securities supported by high interest rate volatility and improvements in the Japanese stock markets during the fiscal year ended March 31, 2004.

Net foreign exchange gains for the fiscal year ended March 31, 2004 were ¥413.9 billion, an increase of ¥388.3 billion from ¥25.6 billion for the fiscal year ended March 31, 2003. The increase in net foreign exchange gains primarily reflected an increase in transaction gains on translation of monetary liabilities denominated in foreign currencies due to the appreciation of the yen. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources.

Net investment securities gains for the fiscal year ended March 31, 2004 were ¥118.6 billion, an increase of ¥141.3 billion, from a loss of ¥22.7 billion for the fiscal year ended March 31, 2003. Major components of net investment securities gains for the fiscal years ended March 31, 2003 and 2004 are summarized below:

	Fiscal years ended March 31,
	2003	2004
	(in billions)
Net gains on sales of marketable equity securities	¥169.4	¥371.2
Impairment losses on marketable equity securities	(352.4)	(15.4)
Other—net, principally gains (losses) on debt securities	160.3	(237.2)

Net investment securities gains (losses)	¥(22.7)	¥118.6

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

Non-interest income also increased due to the refund of the local taxes by the Tokyo Metropolitan Government of ¥42.0 billion in October 2003.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2003	2004	2005
	(in billions)
Salaries and employee benefits	¥498.5	¥506.7	¥476.3
Occupancy expenses—net	121.0	120.5	116.9
Fees and commission expenses	77.2	80.3	87.2
Amortization of intangible assets	46.5	63.6	69.5
Insurance premiums, including deposit insurance	48.3	54.4	57.0
Minority interest in income of consolidated subsidiaries	2.9	42.4	37.6
Communications	22.0	27.6	27.9
Other non-interest expenses	366.0	340.6	263.2

Total non-interest expense	¥1,182.4	¥1,236.1	¥1,135.6

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Non-interest expense for the fiscal year ended March 31, 2005 was ¥1,135.6 billion, a decrease of ¥100.5 billion from the previous fiscal year. This decrease was primarily due to a ¥77.4 billion decrease in other non-interest expenses, principally reflecting a decrease in the provision for off-balance-sheet credit instruments caused by the decrease in off-balance-sheet exposure.

In addition, a decrease of ¥30.4 billion in salaries and employee benefits contributed to the decrease in non-interest expense. The decrease in salaries and employee benefits was primarily due to a decrease in the net periodic pension cost. The reduction in the net periodic pension cost was primarily the result of lower amortization charges, reflecting a decrease in the unrecognized net actuarial loss at the beginning of the fiscal year ended March 31, 2004 and 2005. The increase in the expected rates of return on plan assets also contributed to the decrease in the net periodic pension cost.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Non-interest expense for the fiscal year ended March 31, 2004 was ¥1,236.1 billion, an increase of ¥53.7 billion from the previous fiscal year. This increase was primarily attributable to an increase in minority interest in income of consolidated subsidiaries of ¥39.5 billion. The increases in salaries and employee benefits, amortization of intangible assets and insurance premiums, including deposit insurance, also caused the increase in non-interest expense compared to the previous fiscal year.

Salaries and employee benefits increased primarily due to an increase of ¥14.4 billion in salaries and employee benefits in Mitsubishi Securities, as only seven months of salaries and employee benefits of Mitsubishi Securities were recorded for the previous fiscal year, while its salaries and employee benefits for twelve months were recorded for the fiscal year ended March 31, 2004.

Amortization of intangible assets increased primarily due to an increase in the capitalized cost of software as we continued to invest in new information systems, such as investment in the new IT system for Bank of Tokyo-Mitsubishi’s foreign offices.

Insurance premiums including that for deposit insurance increased, reflecting an increase in our deposits.

Minority interest in income of consolidated subsidiaries increased ¥39.5 billion from ¥2.9 billion for the fiscal year ended March 31, 2003 to ¥42.4 billion for the fiscal year ended March 31, 2004. This increase was primarily attributable to the improvement in the results of operations at Mitsubishi Securities from a net loss for the fiscal year ended March 31, 2003 to positive net income for the fiscal year ended March 31, 2004. A significant recovery in the stock markets during the fiscal year ended March 31, 2004 contributed primarily to the improvement.

These increases were partially offset by a decrease in other non-interest expenses, which was partly due to the fact that other non-interest expenses for the previous fiscal year included a ¥22.5 billion loss resulting from the decrease in net assets in a subsidiary that was accounted for as having been sold in connection with the merger of the four securities companies to form Mitsubishi Securities on September 1, 2002.

Income Tax Expense

The following table presents a summary of our income tax expense:

	Fiscal years ended March 31,
	2003	2004	2005
	(in billions, except percentages)
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥263.5	¥1,181.4	¥721.4
Income tax expense	¥69.9	¥357.8	¥305.3
Effective tax rate	26.5%	30.3%	42.3%
Normal effective statutory tax rate	39.9%	39.9%	40.6%

In September 2002, we applied to the tax authorities for approval to file our national income tax returns based on the consolidated corporate-tax system starting from the fiscal year ended March 31, 2003, and received the approval in March 2003. The consolidated corporate-tax system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly-owned domestic subsidiaries, and requires us to pay, for the fiscal years ended March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate of 30.0% applied to separate tax returns filers. The increase in the normal effective statutory tax rate for the fiscal year ended March 31, 2003, resulted from this surcharge tax. This change in tax rate due to the adoption of the consolidated corporate-tax system resulted in a decrease of ¥37.5 billion in income tax expense for the fiscal year ended March 31, 2003 as a result of an increase in deferred tax assets.

In February 2005, our application to suspend the consolidated corporate-tax system was approved by the Japanese tax authorities. We filed, for the fiscal year ended March 31, 2005, our tax returns under the consolidated corporate-tax system.

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

The enactment of the new uniform local tax laws mentioned above, which will supersede the current local taxes, including the local taxes levied by Tokyo Metropolitan Government, resulted in a decrease of ¥75.1 billion in income tax expense for the fiscal year ended March 31, 2003 through an increase in deferred tax assets.

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2003, 2004 and 2005 are summarized as follows:

	Fiscal years ended March 31,
	2003	2004	2005
Combined normal effective statutory tax rate	39.9%	39.9%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	4.1	0.1	0.4
Dividends from foreign subsidiaries	3.0	0.7	1.1
Foreign tax credit and payments	9.5	0.5	1.6
Higher (lower) tax rates applicable to income of subsidiaries	(0.4)	0.1	(0.8)
Foreign tax assessment (refund)	(3.2)	(0.1)	—
Minority interest	0.6	1.2	1.6
Change in valuation allowance	14.7	(12.6)	(2.6)
Expiration of loss carryforwards of subsidiaries	3.3	—	—
Enacted change in tax rates	(28.4)	(0.3)	—
Realization of previously unrecognized tax benefits of subsidiaries	(15.7)	(1.2)	(0.1)
Other—net	(0.9)	2.0	0.5

Effective income tax rate	26.5%	30.3%	42.3%

The effective income tax rate of 42.3% for the fiscal year ended March 31, 2005 was 1.7 percentage points higher than the normal effective statutory tax rate of 40.6%. The 2.6 percentage point decrease due to the change in valuation allowance was offset by certain increases, including reconciliations related to minority interest, dividends from foreign subsidiaries and foreign tax credit and payments.

The effective income tax rate of 30.3% for the fiscal year ended March 31, 2004 was 9.6 percentage points lower than the normal effective statutory tax rate of 39.9%. This lower tax rate primarily reflected a decrease in the valuation allowance against deferred tax assets which accounted for 12.6 percentage points of the reconciliation. The valuation allowance decreased ¥184.9 billion from ¥318.7 billion at March 31, 2003, to ¥133.8 billion at March 31, 2004, as a result of achieving taxable income for the fiscal year in excess of the amount previously projected at March 31, 2003 and improved realizability of future tax benefits based on increased expected taxable income in future periods.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit” in accordance with the regulatory reporting requirements of the Financial Services Agency. Operating profit and other segment information are not consistent with our financial statements prepared on the basis of US GAAP. For example, operating profit does not reflect items such as a part of provisions (credit) for credit losses, foreign exchange gains (losses) and equity investment securities gains (losses).

Effective April 1, 2004, we implemented a new integrated business group system, which currently integrates the operations of Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and Mitsubishi Securities in the following three areas—Retail, Corporate, and Trust Assets. Although this new measure did not change the legal entities of Mitsubishi Tokyo Financial Group, Inc., Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank, and Mitsubishi Securities, it is intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries. Under this integrated business group system, the holding company formulates strategy for the group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within the group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

In order to reflect our new integrated business group system, we have changed the classification of our business segments. Operations that are not covered by the integrated business group system are classified under Treasury, UNBC and Other.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and Mitsubishi Securities as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MTFG Plaza, a new, one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of Mitsubishi Trust Bank and the international strengths of Bank of Tokyo-Mitsubishi. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members.

Treasury—Treasury consist of the treasury business unit at Bank of Tokyo-Mitsubishi, which conducts asset liability management and liquidity management for Bank of Tokyo-Mitsubishi, and the global markets business group at Mitsubishi Trust Bank. Treasury provides various financial operations such as money markets and foreign exchange operations and securities investments.

UNBC—UNBC consists of Bank of Tokyo-Mitsubishi’s subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A. As of June 30, 2005, Bank of Tokyo-Mitsubishi owned 61.2% of UnionBanCal Corporation, a publicly traded company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

Other—Other mainly consists of the corporate center of Mitsubishi Tokyo Financial Group, Inc., Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

The presentation for the fiscal year ended March 31, 2003 and 2004 has been reclassified to conform to the new basis of segmentation for the fiscal year ended March 31, 2005.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group			Integrated Trust Assets Business Group	Treasury	UNBC	Other	Total
		Domestic	Overseas	Total
	(in billions)
Fiscal year ended March 31, 2003
Net revenue	¥349.7	¥556.6	¥179.1	¥735.7	¥37.9	¥428.6	¥269.8	¥(10.3)	¥1,811.4
Operating expenses	304.6	246.9	121.0	367.9	47.5	41.3	155.6	89.7	1,006.6

Operating profit (loss)	¥45.1	¥309.7	¥58.1	¥367.8	¥(9.6)	¥387.3	¥114.2	¥(100.0)	¥804.8

Fiscal year ended March 31, 2004
Net revenue	¥406.1	¥620.5	¥152.0	¥772.5	¥56.7	¥332.4	¥253.5	¥2.2	¥1,823.4
Operating expenses	311.0	259.9	109.2	369.1	47.3	41.6	150.9	92.8	1,012.7

Operating profit (loss)	¥95.1	¥360.6	¥42.8	¥403.4	¥9.4	¥290.8	¥102.6	¥(90.6)	¥810.7

Fiscal year ended March 31, 2005
Net revenue	¥452.9	¥656.1	¥150.0	¥806.1	¥60.4	¥299.5	¥274.9	¥10.3	¥1,904.1
Operating expenses	321.1	262.8	108.5	371.3	47.1	40.5	158.8	98.0	1,036.8

Operating profit (loss)	¥131.8	¥393.3	¥41.5	¥434.8	¥13.3	¥259.0	¥116.1	¥(87.7)	¥867.3

Total net revenue increased ¥80.7 billion, or 4.4%, from ¥1,823.4 billion for the fiscal year ended March 31, 2004 to ¥1,904.1 billion for the fiscal year ended March 31, 2005. This increase was due mainly to an increase of ¥46.8 billion in Integrated Retail Banking Business Group and an increase of ¥35.6 billion in the domestic corporate business of Integrated Corporate Banking Business Group. This increase was partially offset by a decrease of ¥32.9 billion in Treasury.

Total operating expenses increased ¥24.1 billion, or 2.4%, from ¥1,012.7 billion for the fiscal year ended March 31, 2004 to ¥1,036.8 billion for the fiscal year ended March 31, 2005. This increase was mainly due to an increase of ¥10.1 billion in the Integrated Retail Banking Business Group and an increase of ¥7.9 billion in UNBC.

Total operating profit increased ¥56.6 billion, or 7.0%, from ¥810.7 billion for the fiscal year ended March 31, 2004 to ¥867.3 billion for the fiscal year ended March 31, 2005. This increase was due mainly to an increase of ¥36.7 billion in Integrated Retail Banking Business Group and an increase of ¥32.7 billion in the domestic corporate business of Integrated Corporate Banking Business Group. This increase was partially offset by a decrease of ¥31.8 billion in Treasury.

Net revenue of the Integrated Retail Banking Business Group increased ¥46.8 billion, or 11.5%, from ¥406.1 billion for the fiscal year ended March 31, 2004 to ¥452.9 billion for the fiscal year ended March 31, 2005. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries belonging to the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to an increase in net fees, reflecting an increase of ¥24.0 billion in fees on sales of annuity and investment trusts, an increase of ¥14.0 billion in revenue from deposits, and an increase of ¥5.2 billion in revenue from consumer finance.

Operating expenses of the Integrated Retail Banking Business Group increased ¥10.1 billion, or 3.2%, from ¥311.0 billion for the fiscal year ended March 31, 2004 to ¥321.1 billion for the fiscal year ended March 31, 2005. This increase was mainly due to an increase of ¥3.9 billion in general expenses due to the expansion of our consumer finance business, and an increase of ¥3.5 billion in advertisement and general publicity expenses relating to our sales of investment products to retail customers.

Operating profit of the Integrated Retail Banking Business Group increased ¥36.7 billion, or 38.6%, from ¥95.1 billion for the fiscal year ended March 31, 2004 to ¥131.8 billion for the fiscal year ended March 31, 2005. This increase was mainly due to an increase in net revenue, as explained above.

Net revenue of the Integrated Corporate Banking Business Group increased ¥33.6 billion, or 4.3%, from ¥772.5 billion for the fiscal year ended March 31, 2004 to ¥806.1 billion for the fiscal year ended March 31, 2005. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenue from lending and other commercial banking operations, investment banking and trust banking businesses to corporate clients, as well as fees of subsidiaries belonging to the Integrated Corporate Banking Business Group. The increase in net revenue was due mainly to improved net revenue in domestic businesses.

With regard to the domestic businesses, net revenue of ¥656.1 billion, an increase of ¥35.6 billion, was recorded for the fiscal year ended March 31, 2005. This increase was mainly due to an increase in fees in the investment banking business of ¥36.0 billion, reflecting an increase in fees from sales of derivative products, an increase in fees from arrangement of syndicated loans, and an increase in fees from real estate securization transactions. Fees from foreign exchange transactions also increased by ¥7.6 billion. These increases were partially offset by a decrease in net interest income of ¥13.9 billion, reflecting the decrease in nonperforming loan assets and the decrease in profits of our subsidiaries of ¥8.6 billion, mainly reflecting the decrease in trading profits at our securities subsidiary.

With regard to the overseas businesses, net revenue of ¥150.0 billion, a decrease of ¥2.0 billion, was recorded for the fiscal year ended March 31, 2005. This decrease was mainly due to a decrease in interest income from corporate lending to non-Japanese corporate clients, reflecting weak loan demand. This decrease was partially offset by an increase in fees in the investment banking business of ¥4.0 billion, reflecting the increase in fees from sales of derivative products and leasing transactions, and an increase in interest income from deposits due to an increase in volume of settlement accounts and the positive effects of a higher interest rate environment in overseas financial markets.

Operating expenses of the Integrated Corporate Banking Business Group increased ¥2.2 billion, or 0.6%, from ¥369.1 billion for the fiscal year ended March 31, 2004 to ¥371.3 billion for the fiscal year ended March 31, 2005. This increase was due to an increase of ¥2.9 billion in domestic businesses reflecting the increase in nonpersonnel expenses, which was partially offset by a decrease of ¥0.7 billion in overseas businesses mainly reflecting the decrease in personnel expenses.

Operating profit of the Integrated Corporate Banking Business Group increased ¥31.4 billion, or 7.8%, from ¥403.4 billion for the fiscal year ended March 31, 2004 to ¥434.8 billion for the fiscal year ended March 31, 2005. This increase was due mainly to the increase in fees in net revenue as stated above.

Net revenue of the Integrated Trust Asset Business Group increased ¥3.7 billion, or 6.5%, from ¥56.7 billion for the fiscal year ended March 31, 2004 to ¥60.4 billion for the fiscal year ended March 31, 2005. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and security trusts. The increase in net revenue was due mainly to a ¥0.3 billion increase in revenue from our’s asset management services and a ¥3.2 billion increase in administration services. The increase in asset management services primarily reflected increased revenue from sales of newly-introduced investment trust products in our’s asset management subsidiaries. The increase in administration services primarily reflected an increase in investment trust fee income due to the increase in investment trust assets and the increase in assets under global custody.

Operating expenses of the Integrated Trust Asset Business Group decreased ¥0.2 billion, or 0.4%, from ¥47.3 billion for the fiscal year ended March 31, 2004 to ¥47.1 billion for the fiscal year ended March 31, 2005. This decrease was mainly due to a decrease in expenses in asset management services at the trust bank.

Operating profit of the Integrated Trust Asset Business Group increased ¥3.9 billion, or 41.5%, from ¥9.4 billion for the fiscal year ended March 31, 2004 to ¥13.3 billion for the fiscal year ended March 31, 2005. This increase reflected a ¥1.3 billion increase in operating profit of asset management services and a ¥2.4 billion increase in operating profit of asset administration services.

Net revenue of Treasury decreased ¥32.9 billion, or 9.9%, from ¥332.4 billion for the fiscal year ended March 31, 2004 to ¥299.5 billion for the fiscal year ended March 31, 2005. This decrease was mainly due to a decrease in other income, which primarily reflected a loss in hedging operations on foreign currency interest rate operations. This decrease was partially offset by increases in trading profits on Japanese yen denominated bonds, profits from alternative investments, profits from Japanese yen money market operations and an increase in fees on loan trusts.

Net revenue of UNBC increased ¥21.4 billion, or 8.4%, from ¥253.5 billion for the fiscal year ended March 31, 2004 to ¥274.9 billion for the fiscal year ended March 31, 2005. This increase was due to an increase in non-interest income such as service charges on deposit accounts and an increase in net interest income, which was favorably influenced by higher earning asset volumes and strong deposit growth. Gains on sales of the merchant card portfolio as well as gains on the sale of real property also contributed to the increase in net revenue.

Geographic Segment Analysis

The following table sets forth our total revenue, income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle and net income (loss) on a geographic basis, based principally on the domicile of activities for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2003	2004	2005
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥1,286.9	¥1,651.9	¥1,610.1

Foreign:
United States	611.9	575.1	487.9
Europe	256.0	277.2	153.1
Asia/Oceania excluding Japan	150.6	78.1	108.7
Other areas*	117.7	147.5	77.9

Total foreign	1,136.2	1,077.9	827.6

Total	¥2,423.1	¥2,729.8	¥2,437.7

Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle:
Domestic	¥(75.5)	¥711.1	¥289.7

Foreign:
United States	173.9	166.4	236.7
Europe	52.0	183.1	49.6
Asia/Oceania excluding Japan	61.5	48.2	87.7
Other areas*	51.6	72.6	57.7

Total foreign	339.0	470.3	431.7

Total	¥263.5	¥1,181.4	¥721.4

Net income (loss):
Domestic	¥(70.5)	¥464.2	¥110.0

Foreign:
United States	143.0	158.3	180.5
Europe	37.3	120.8	24.2
Asia/Oceania excluding Japan	43.3	26.5	61.7
Other areas*	50.3	53.2	38.8

Total foreign	273.9	358.8	305.2

Total	¥203.4	¥823.0	¥415.2

*	Other areas primarily include Canada, Latin America and the Caribbean.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Domestic net income for the fiscal year ended March 31, 2005 was ¥110.0 billion, compared to ¥464.2 billion for the fiscal year ended March 31, 2004. This decline primarily reflected a decrease in non-interest income due to a decrease in foreign exchange gains and an increase in the provision for credit losses compared to the previous fiscal year.

Foreign net income for the fiscal year ended March 31, 2005 was ¥305.2 billion, compared to ¥358.8 billion for the fiscal year ended March 31, 2004. This decrease primarily reflected a decline in net income in Europe, which was partially offset by increases in the Asia/Oceania region (excluding Japan) and in the United States.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Domestic net income for the fiscal year ended March 31, 2004 was ¥464.2 billion, compared to ¥70.5 billion loss for the fiscal year ended March 31, 2003. This improvement primarily reflected the reversal of allowance for credit losses and the gains in investment securities due to the improvement in domestic stock prices.

Foreign net income for the fiscal year ended March 31, 2004 was ¥358.8 billion, compared to ¥273.9 billion for the fiscal year ended March 31, 2003. This increase primarily reflected the foreign exchange gains due to the appreciation of the Japanese yen against the US dollar and the reversal of allowance for credit losses.

Effect of Change in Exchange Rate on Foreign Currency Translation

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

The average exchange rate for the fiscal year ended March 31, 2005 was ¥107.55 per $1.00, compared to the prior fiscal year’s average exchange rate of ¥113.07 per $1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2004 was ¥108.24 per $1.00, compared to the average exchange rate for the fiscal year ended December 31, 2003 of ¥115.98 per $1.00.

The change in the average exchange rate of the yen against the US dollar and other foreign currencies resulted in translation losses on total revenue of approximately ¥39 billion, net interest income of approximately ¥18 billion and income before income taxes of approximately ¥15 billion for the fiscal year ended March 31, 2005.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

The average exchange rate for the fiscal year ended March 31, 2004 was ¥113.07 per $1.00, compared to the prior fiscal year’s average exchange rate of ¥121.94 per $1.00. The average exchange rate for the conversion of the U.S. dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2003 was ¥115.98 per $1.00, compared to the average exchange rate for the fiscal year ended December 31, 2002 of ¥125.34 per $1.00.

The change in the average exchange rate of the yen against the U.S. dollar and other foreign currencies resulted in translation losses on total revenue of approximately ¥48 billion, net interest income of approximately ¥23 billion and income before income taxes of approximately ¥18 billion for the fiscal year ended March 31, 2004.

B.	Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2005 were ¥108.42 trillion, representing an increase of ¥4.72 trillion, from ¥103.70 trillion at March 31, 2004. This increase was due primarily to an increase of ¥2.69 trillion in net loans, an increase of ¥1.11 trillion in cash and due from banks, and an increase of ¥1.03 trillion in interest-earning deposits in other banks. This increase was partially offset by a decrease of ¥1.26 trillion in receivables under resale agreements.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2004 and 2005 by geographic region based principally on the domicile of the obligors:

	At March 31,
	2004	2005
	(in trillions)
Japan	¥79.66	¥84.41

Foreign:
United States of America	12.59	12.33
Europe	6.14	5.97
Asia/Oceania excluding Japan	3.01	3.47
Other areas*	2.30	2.24

Total foreign	24.04	24.01

Total	¥103.70	¥108.42

*	Other areas primarily include Canada, Latin America and the Caribbean.

At March 31, 2005, the noon buying rate of the Federal Reserve Bank of New York was ¥107.22 per $1.00, as compared with ¥104.18 per $1.00 at March 31, 2004. The yen equivalent amount of foreign currency denominated assets and liabilities increases as the relevant exchange rate indicating the yen value per one foreign currency unit becomes higher, evidencing a “weaker” yen, and decreases as the relevant exchange rate indicating the yen value per one foreign currency unit becomes lower, evidencing a “stronger” yen. The depreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2005 increased the yen value of our total assets by approximately ¥0.48 trillion. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rate Information.”

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2004 and 2005, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	At March 31,
	2004	2005
	(in billions)
Domestic:
Manufacturing	¥6,000.1	¥6,475.4
Construction	1,010.4	974.1
Real estate	4,585.3	5,266.5
Services	4,344.8	3,621.7
Wholesale and retail	4,999.0	5,228.3
Banks and other financial institutions	3,834.2	3,774.8
Communication and information services	874.6	784.3
Other industries	6,169.4	6,700.3
Consumer	7,951.2	8,162.1

Total domestic	39,769.0	40,987.5

Foreign:
Governments and official institutions	183.1	212.7
Banks and other financial institutions	1,043.9	1,212.1
Commercial and industrial	7,239.9	8,392.5
Other	318.6	285.5

Total foreign	8,785.5	10,102.8

Less unearned income and deferred loan fees—net	28.6	18.8

Total	¥48,525.9	¥51,071.5

Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below in accordance with our classification by industry segment.

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information service	Other industries	Total included in Consumer
	(in billions)
March 31, 2004	¥28.2	¥19.3	¥738.4	¥230.7	¥52.3	¥1.2	¥4.1	¥10.6	¥1,084.8
March 31, 2005	¥23.0	¥16.2	¥543.0	¥193.4	¥39.8	¥1.1	¥3.7	¥7.8	¥828.0

Loans are our primary use of funds. The average loan balance accounted for 53.9% of total interest-earning assets for the fiscal year ended March 31, 2004 and 51.2% for the fiscal year ended March 31, 2005.

At March 31, 2005, our total loans were ¥51.07 trillion, representing an increase of ¥2.54 trillion, or 5.2%, from ¥48.53 trillion at March 31, 2004. Before the deduction of unearned income and deferred loan fees—net, our loan balance at March 31, 2005, consisted of ¥40.99 trillion of domestic loans and ¥10.10 trillion of foreign loans while the loan balance at March 31, 2004, consisted of ¥39.77 trillion of domestic loans and ¥8.79 trillion of foreign loans.

Domestic loans increased ¥1.22 trillion and foreign loans increased ¥1.32 trillion compared to the previous fiscal year. This increase was primarily due to increases in loans to industries such as manufacturing and wholesale and retail, reflecting consolidation of certain VIEs. In accordance with the consolidation requirements of FIN No. 46R, we consolidated several multi-seller finance entities, primarily commercial paper conduits, where we are deemed to be the primary beneficiary. See Note 26 to our consolidated financial statements for further discussion of these VIEs.

Analyzing the change of domestic loans by industry segments, domestic loans increased mainly in manufacturing, real estate, wholesale and retail, other industries and consumer. Besides the effect of VIEs, domestic loans decreased mainly in manufacturing and wholesale and retail. This is mainly due to decrease of nonperforming loans and loans to large enterprises. Increase of loans in real estate was due to increase of non-recourse loans. Consumer loans increased due to promotion of residential mortgage loans. The decrease of loans in services and the increase of loans in other industries were both due to the change in loan balance to several public sector borrowers, to which we had extended relatively large amounts of loans.

As for foreign loans, loans increased due to the effect of VIEs and due to the acquisition of Business Bank of California and Jackson Federal Bank by Union Bank of California, which is our largest foreign subsidiary.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal year ended March 31,
	2003	2004	2005
	(in billions)
Balance at beginning of fiscal year	¥1,735.2	¥1,360.1	¥888.1

Provision (credit) for credit losses	438.0	(114.1)	109.5

Charge-offs:
Domestic	(753.8)	(294.2)	(217.5)
Foreign	(139.8)	(83.9)	(80.8)

Total	(893.6)	(378.1)	(298.3)
Recoveries	78.8	41.0	37.4

Net charge-offs	(814.8)	(337.1)	(260.9)
Others*	1.7	(20.8)	4.0

Balance at end of fiscal year	¥1,360.1	¥888.1	¥740.7

*	Others principally include foreign currency translation and discontinued operations adjustments.

For the fiscal year ended March 31, 2005, provision for credit losses of ¥109.5 billion was recorded. In contrast, for the fiscal year ended March 31, 2004, a reversal of allowance for credit losses of ¥114.1 billion was recorded. Although the reversals of allowance for credit losses were recorded for both March 31, 2004 and 2005 due to improvements in our loan portfolio as evidenced by the reduction in our nonperforming loans, for the fiscal year ended March 31, 2005, additional provisions were recognized as downgrades of several borrowers to which we extended relatively large amounts of loans were greater than the reversals recognized.

The ratio of provision for credit losses of ¥109.5 billion is 0.2% to the average loan balance of ¥50.96 trillion and 0.1% to the total interest-earning assets of ¥99.49 trillion.

Charge-offs for the fiscal year ended March 31, 2005 were ¥298.3 billion, a decrease of ¥79.8 billion, or 21.1%, from ¥378.1 billion for the fiscal year ended March 31, 2004.

Charge-offs has decreased for the last two fiscal years, reflecting the general recovery of businesses in Japan, which has also led to a decrease in bankruptcies.

Analyzing charge-offs by industry segments, though total charge-offs decreased, charge-offs in domestic manufacturing sector increased significantly. This increase was mainly due to debt-for-equity swap with regards to a particular borrower to which we extended a relatively large amount of loans, in order to support its business revitalization plan.

The following table presents comparative data in relation to the principal amount of nonperforming loans sold and additional provision for credit losses (reversal of allowance).

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Additional provision for credit losses (reversal of allowance)
	(in billions)
For the fiscal year ended March 31, 2003	¥653.1	¥317.4	¥335.7	¥40.1
For the fiscal year ended March 31, 2004	315.9	133.2	182.7	(10.2)
For the fiscal year ended March 31, 2005	101.7	40.5	61.2	(15.5)

(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

Through the sale of nonperforming loans to the Resolution and Collection Corporation and to other third parties, additional provisions or gains may arise from factors such as a change in the credit quality of the borrowers or the value of the underlying collateral subsequent to the prior reporting date, and the risk appetite and investment policy of the purchasers. For the fiscal year ended March 31, 2003, we recorded additional provisions of ¥40.1 billion because the unexpected adverse change in borrowers’ credit-worthiness was severe. However, as sales of nonperforming loans has decreased in line with our reduction of nonperforming loans, conditions surrounding the sales of loans has improved in recent years. During the fiscal year ended March 31, 2004 and 2005, we realized a gain of ¥10.2 billion and ¥15.5 billion, respectively.

Due to the inherent uncertainty of factors that may affect negotiated prices, which reflect the borrowers’ financial condition, and the value of underlying collateral, the results during the reported periods are not necessarily indicative of the results that we may record in the future.

In connection with the sale of loans including performing loans, we recorded a gain of ¥8.7 billion and ¥15.4 billion for the fiscal year ended March 31, 2004 and 2005, respectively.

The following table summarizes the allowance for credit losses by component at March 31, 2003, 2004 and 2005:

	At March 31,
	2003	2004	2005
	(in billions)
Allocated allowance:
Specific—specifically identified problem loans	¥894.4	¥563.6	¥461.2
Large groups of smaller balance homogeneous loans	38.0	38.8	37.4
Loans exposed to specific country risk	13.1	6.1	0.1
Formula—substandard, special mention and other loans	391.3	261.1	233.4
Unallocated allowance	23.3	18.5	8.6

Total allowance	¥1,360.1	¥888.1	¥740.7

Allowance policy.

Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and is used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends. For a discussion of our credit rating system, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management—Credit Rating System.”

Change in total allowance and provision for credit losses

At March 31, 2005, the total allowance for credit losses was ¥740.7 billion, representing 1.45% of our total loan portfolio or 57.57% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. At March 31, 2004, the total allowance for credit losses was ¥888.1 billion, representing 1.83% of our total loan portfolio or 51.30% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more.

Although we actively disposed of nonperforming loans, we newly recognized nonperforming loans at the same time. In recent years, large borrowers with relatively high allowance ratio had been downgraded and newly recognized as nonperforming loans. As a result, the percentage of nonperforming loans to total loans has decreased, but at the same time, the rate of allowance on nonperforming loans has increased in recent fiscal years.

This decrease in total allowance was mainly due to decrease of total amounts of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more.

During the fiscal years ended March 31, 2003, 2004 and 2005, there were no significant additions to the allowance for credit losses resulting from directives, advice or counsel from governmental or regulatory bodies.

For the fiscal year ended March 31, 2005, provision for credit losses of ¥109.5 billion was recorded. In contrast, for the fiscal year ended March 31, 2004, a reversal of allowance for credit losses of ¥114.1 billion was recorded. Although the reversals of allowance for credit losses were recorded for both March 31, 2004 and 2005 due to improvements in our loan portfolio as evidenced by the reduction in our nonperforming loans, for the fiscal year ended March 31, 2005, additional provisions were recognized as downgrades of several borrowers to which we extended relatively large amounts of loans were greater than the reversals recognized.

Allocated allowance for specifically identified problem loans

The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans called for in SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of our domestic banking subsidiaries, including Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank, and 90 days or more with respect to loans of certain foreign banking subsidiaries. Loans are classified as restructured loans when we grant a concession to the borrowers for economic or legal reasons related to the borrowers’ financial difficulties. Detailed reviews of impaired loans are performed on a daily basis after a borrower’s annual or semi- annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events and reassesses borrowers’ ratings in response to such events. This credit monitoring process form an integral part of our overall control process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent at a balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2003, 2004 and 2005:

	At March 31,
	2003	2004	2005
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥111.1	¥175.7	¥113.9
Construction	149.9	59.0	47.8
Real estate	266.4	154.8	122.0
Services	87.5	73.0	169.6
Wholesale and retail	224.5	108.5	85.7
Banks and other financial institutions	17.8	21.4	4.3
Communication and information services	14.1	5.1	11.8
Other industries	53.9	39.8	22.3
Consumer	151.0	141.8	119.2

Total domestic	1,076.2	779.1	696.6
Foreign	337.4	304.0	125.8

Total nonaccrual loans	1,413.6	1,083.1	822.4

Restructured loans:
Domestic:
Manufacturing	215.6	88.7	30.8
Construction	118.5	41.2	54.1
Real estate	264.9	131.0	116.1
Services	164.0	87.5	36.6
Wholesale and retail	292.8	149.3	87.3
Banks and other financial institutions	19.9	1.6	0.3
Communication and information services	11.1	4.7	3.6
Other industries	39.6	12.4	48.0
Consumer	86.4	61.0	54.2

Total domestic	1,212.8	577.4	431.0
Foreign	106.2	55.0	23.2

Total restructured loans	1,319.0	632.4	454.2

Accruing loans contractually past due 90 days or more:
Domestic	17.5	14.7	9.2
Foreign	2.9	0.9	0.9

Total accruing loans contractually past due 90 days or more	20.4	15.6	10.1

Total	¥2,753.0	¥1,731.1	¥1,286.7

Total loans	¥48,465.6	¥48,525.9	¥51,071.5

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	5.68%	3.57%	2.52%

Domestic nonaccrual loans and restructured loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in billions)
March 31, 2004
Nonaccrual loans	¥1.6	¥0.9	¥52.3	¥14.2	¥5.8	¥—	¥0.2	¥—	¥75.0
Restructured loans	1.0	0.3	21.0	4.1	1.5	—	—	—	27.9
March 31, 2005
Nonaccrual loans	¥1.3	¥1.0	¥43.3	¥13.7	¥3.2	¥—	¥0.2	¥0.5	¥63.2
Restructured loans	1.2	0.3	19.2	2.9	1.9	—	—	—	25.5

We have been making efforts to dispose of nonperforming loans actively. These efforts have been made to improve the quality of our own loan assets, which conforms to the policy to decrease nonperforming loans under the program for financial revival announced by the Japanese government in October 2002. As a result, nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more decreased ¥444.4 billion since March 31, 2004, to ¥1,286.7 billion, or 2.52% of total loans, as of March 31, 2005.

Total nonaccrual loans were ¥822.4 billion at March 31, 2005, a decrease of ¥260.7 billion, or 24.1%, from ¥1,083.1 billion at March 31, 2004. The decrease was ¥82.5 billion for domestic loans and ¥178.2 billion for foreign loans.

Analyzing by industry segments, decrease of ¥61.8 billion in domestic manufacturing was mainly due to collection of loans and the debt-for-equity swap with regards to a particular borrower to which we extended a relatively large amount of loans in order to support its business revitalization plan. The increase of ¥96.6 billion in services was due to unexpected downgrades of several borrowers to which we had extended relatively large amount of loans during the fiscal year. The decrease of ¥178.2 billion of foreign loans was mainly due to partial collection of loans from the overseas subsidiaries of some Japanese borrowers to whom we had extended relatively large amounts of loans.

Total restructured loans were ¥454.2 billion at March 31, 2005, a decrease of ¥178.2 billion, or 28.2%, from ¥632.4 billion at March 31, 2004. The decrease was mainly due to domestic factors. Decrease of domestic loans was ¥146.4 billion. Decrease of foreign restructured loans was ¥31.8 billion. Analyzing by industry segments, restructured loans decreased ¥57.9 billion in manufacturing. This was due to collection of loans and upgrades of some borrowers based on improved operating performance. As for wholesale and retail, restructured loans decreased ¥62.0 billion also due to upgrades of some borrowers. The increase of ¥35.6 billion in other industries was due to downgrades of several borrowers to which we extended relatively large amount of loans during the fiscal year ended March 31, 2005.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2003, 2004 and 2005, excluding smaller-balance homogeneous loans:

	At March 31,
	2003		2004		2005
	Loan balance	Impairment allowance	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions)
Requiring an impairment allowance	¥2,408.5	¥894.4	¥1,405.8	¥563.6	¥1,043.5	¥461.2
Not requiring an impairment allowance	211.2	—	183.1	—	147.3	—

Total	¥2,619.7	¥894.4	¥1,588.9	¥563.6	¥1,190.8	¥461.2

Percentage of the allocated allowance to total impaired loans	34.1%		35.5%		38.7%

In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥3.8 billion, ¥12.6 billion and ¥15.3 billion at March 31, 2003, 2004 and 2005, respectively.

Impaired loans decreased ¥398.1 billion, or 25.1%, from ¥1,588.9 billion at March 31, 2004 to ¥1,190.8 billion at March 31, 2005, reflecting decreases in nonaccrual loans and restructured loans as set forth above.

The percentage of the allocated allowance to total impaired loans at March 31, 2005 was 38.7%, an increase of 3.2 percentage points from 35.5% at March 31, 2004. The percentage of impairment allowance allocated to nonaccrual loans at March 31, 2005 was 49.5%, an increase of 6.7 percentage points from 42.8% at March 31, 2004. The percentage of impairment allowance allocated to restructured loans at March 31, 2005 was 17.7%, a decrease of 3.5 percentage points from 21.2% at March 31, 2004.

Based upon a review of borrowers’ financial status, from time to time each of our banking subsidiaries grants various concessions to troubled borrowers at the borrowers’ request, including reductions in the stated interest rates or the principal amount of loans, and extensions of the maturity date. According to the policies of each of our banking subsidiaries, such modifications are made to mitigate the near-term burden of the loans provided to the borrowers and to better match the payment terms with the borrowers’ expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms. The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, each of our banking subsidiaries does not modify the terms of loans to borrowers that are considered “Likely to Become Bankrupt,” “Virtually Bankrupt” or “Bankrupt” because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience. The loss experience is usually determined by reviewing the historical loss rate. The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥37.4 billion at March 31, 2005, a slight decrease from ¥38.8 billion at March 31, 2004.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. We use a country risk grading system that assigns risk ratings to individual countries. To determine the risk rating, we consider the instability of foreign currency and difficulties regarding debt servicing. The allowance is determined based on the assessment of individual country risks, taking into consideration various factors such as the political and macroeconomic situation and debt repayment capability. It is generally based on a function of default probability and expected recovery ratios, taking external credit ratings into account. The allocated allowance for country risk exposure decreased ¥6.0 billion from ¥6.1 billion at March 31, 2004 to ¥0.1 billion at March 31, 2005. This decrease was due to the improved conditions in countries such as Indonesia.

The following is a summary of cross-border outstandings to counterparties in major Asian and Latin American countries at March 31, 2004 and 2005:

	At March 31,
	2004	2005
	(in billions)
Hong Kong	¥333.4	¥358.3
Singapore	226.5	291.4
People’s Republic of China	213.6	288.7
South Korea	226.1	256.3
Thailand	164.1	235.3
Malaysia	106.3	109.2
Philippines	53.5	44.4
Indonesia	28.4	36.6
Brazil	82.5	72.0
Mexico	46.3	47.4
Argentina	18.2	0.9

Note:	We record allocated allowance for country risk exposure for specific countries, not all of the countries above.

Our cross-border outstandings to emerging countries has increased with the general improvement in the credit risk of emerging countries. Our cross-border outstandings to countries such as China, Hong Kong and Singapore has increased due to the stable credit risk in those countries. Our cross-border outstandings to Argentina has decreased due to the decrease in loans to non-Japanese borrowers in Argentina.

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

UnionBanCal Corporation, our largest overseas subsidiary, calculates the formula allowance by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, leases and commitments. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on our historical loss experience and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. Loss factors are developed in the following ways:

•	loss factors for individually graded credits are derived from a migration model that tracks historical losses over a period, which we believe captures the inherent losses in our loan portfolio; and

•	pooled loan loss factors (not individually graded loans) are based on expected net charge-offs. Pooled loans are loans that are homogeneous in nature, such as consumer installment, home equity, residential mortgage loans and certain small commercial and commercial real estate loans.

Though there are a few technical differences in the methodology used for the allowance for credit losses as mentioned above, we examine overall sufficiency of the formula allowance periodically by back-test comparison with the actual loss experience subsequent to the balance sheet date.

The formula allowance decreased ¥27.7 billion from ¥261.1 billion at March 31, 2004 to ¥233.4 billion at March 31, 2005. This decrease was due to a reduction of some performing loans for which credit risk and percentage of allowance were comparatively high, and the general improvement in the quality of our loan assets.

Unallocated allowance

The unallocated allowance is based on management’s evaluation of conditions that are not directly reflected in the determination of the formula and specific allowances. Certain losses that had previously been considered in the determination of the unallocated allowance have been incorporated into our formula allowance through the change made to recognize losses based on a loss confirmation period, thereby eliminating the need to reflect them in our unallocated allowance. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they may not be identified with specific problem credits or portfolio segments. The conditions evaluated in connection with the unallocated allowance include the following, which existed at the balance sheet date:

•	general economic and business conditions affecting our key lending areas;

•	credit quality trends (including trends in nonperforming loans expected to result from existing conditions);

•	collateral values;

•	loan volumes and concentrations;

•	seasoning of the loan portfolio;

•	specific industry conditions within portfolio segments;

•	recent loss experience in particular segments of the portfolio;

•	duration of the current economic cycle;

•	bank regulatory examination results; and

•	findings of our internal credit examiners.

Executive management reviews these conditions quarterly in discussion with our senior credit officers. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management’s estimate of the effect of such conditions may be reflected as a specific allowance, applicable to such credit or portfolio segment. Where any of these conditions is not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management’s evaluation of the probable loss related to such condition is reflected in the unallocated allowance.

The unallocated allowance decreased ¥9.9 billion from ¥18.5 billion at March 31, 2004 to ¥8.6 billion at March 31, 2005. This decrease was due mainly to refinement of formula allowance and allocated allowance, which has eliminated the need to consider certain losses, such as a certain share of inherent probable loss associated with the credit migration.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was ¥69.5 billion at March 31, 2005, a decrease of ¥41.2 billion, or 37.2%, from ¥110.7 billion at March 31, 2004. This decrease shows the same trend as the quality improvement of loan assets.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available-for-sale securities. We also hold Japanese government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular to maintain long-term relationships with these customers. However, our current goal is to reduce the aggregate value of our equity securities to approximately 50% of our Tier I capital by March 31, 2007 because we believe from a risk management perspective that reducing the price fluctuation risk in our equity portfolio is imperative. We have not yet determined how the management integration with UFJ Group will impact our plans in this area. As of March 31, 2005, we had reduced the aggregate value of marketable equity securities under Japanese GAAP to 59% of our Tier I capital, which satisfies the requirements of the legislation forbidding banks from holding equity securities in excess of their Tier I capital after September 30, 2006.

Investment securities increased ¥0.71 trillion, from ¥29.08 trillion at March 31, 2004 to ¥29.79 trillion at March 31, 2005 due primarily to an increase in securities being held to maturity and other investment securities, which were partially offset by the decrease in available-for-sale securities.

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2004 and 2005. Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2004, management determined that amortized costs and net unrealized gains on securities available for sale for the fiscal year ended March 31, 2004 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported.

	At March 31,
	2004			2005
	Amortized cost (restated)	Estimated fair value	Net unrealized gains (restated)	Amortized cost	Estimated fair value	Net unrealized gains
	(in billions)
Securities available for sale:

Debt securities, principally Japanese government bonds and corporate bonds	¥23,477.8	¥23,547.1	¥69.3	¥22,464.3	¥22,604.9	¥140.6

Marketable equity securities	2,410.4	4,083.2	1,672.8	2,333.4	3,953.6	1,620.2

Total securities available for sale	¥25,888.2	¥27,630.3	¥1,742.1	¥24,797.7	¥26,558.5	¥1,760.8

Debt securities being held to maturity, principally Japanese government bonds	¥1,250.8	¥1,257.9	¥ 7.1	¥2,191.3	¥2,213.6	¥22.3

Securities being held to maturity increased ¥0.94 trillion as our treasury operations increased holdings in Japanese government bonds for asset-liability management purposes, mainly due to the fact that our balance of deposits exceeded our loans, and Japanese government bonds were a viable investment option for us.

Other investment securities increased due to our purchase of preferred shares of UFJ Bank for ¥700 billion in September 2004, as stated in “Recent Developments—Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group.” These preferred shares were carried on our balance sheet as of March 31, 2005 at cost.

Available-for-sale securities decreased ¥1.07 trillion from ¥27.63 trillion at March 31, 2004 to ¥26.56 trillion at March 31, 2005, primarily due to the decrease in our holdings of foreign bonds, particularly US Treasury bonds, resulting from the rising interest rates in the United States.

Net unrealized gains on available-for-sale securities included in the investment portfolio at March 31, 2004 and 2005 were ¥1.74 trillion and ¥1.76 trillion, respectively. These net unrealized gains related principally to marketable equity securities.

Cash and Due from Banks

Cash and due from banks at March 31, 2005 was ¥4.22 trillion, an increase of ¥1.11 trillion from ¥3.11 trillion at March 31, 2004. The increase in cash and due from banks was primarily attributable to an increase in deposits with the Bank of Japan at the end of the fiscal year, which in turn was due to the Bank of Japan’s monetary policy of providing ample liquidity by increasing the balance of current accounts held at the Bank of Japan.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2005 were ¥4.54 trillion, an increase of ¥1.03 trillion, from ¥3.51 trillion at March 31, 2004. This increase primarily reflected an increase in foreign currency deposits.

Deferred Tax Assets

Deferred tax assets decreased ¥0.24 trillion, or 23.2%, from ¥1.01 trillion at March 31, 2004 to ¥0.77 trillion at March 31, 2005. This decrease was due primarily to a decrease in existing deductible temporary differences. The decrease in existing deductible temporary differences reflected a decrease in net operating loss carryforwards, which is attributable to the existence of taxable income in our domestic subsidiaries for the fiscal year ended March 31, 2005. The decrease in allowance for credit losses and accrued severance indemnities and pension liabilities also contributed to the decrease in deferred tax assets.

Total Liabilities

At March 31, 2005, total liabilities were ¥104.05 trillion, an increase of ¥4.20 trillion from ¥99.85 trillion at March 31, 2004. This increase primarily reflected increases of ¥5.06 trillion in other short-term borrowings and ¥1.27 trillion in total deposits. These increases were partially offset by a decrease of ¥1.46 trillion in payables under repurchase agreements and a decrease of ¥1.35 trillion in call money and funds purchased.

The depreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2005 increased the yen values for liabilities denominated in foreign currencies by approximately ¥0.42 trillion.

Deposits

Deposits are our primary source of funds. Total average deposits increased ¥2.03 trillion from ¥68.50 trillion for the fiscal year ended March 31, 2004 to ¥70.53 trillion for the fiscal year ended March 31, 2005. This increase primarily reflected a ¥1.45 trillion increase in average domestic interest-bearing demand deposits.

Domestic deposits increased ¥0.49 trillion from ¥57.54 trillion at March 31, 2004 to ¥58.03 trillion at March 31, 2005, while foreign deposits increased ¥0.77 trillion from ¥12.49 trillion at March 31, 2004 to ¥13.26 trillion at March 31, 2005.

The reduction in the maximum amount covered by blanket deposit insurance to a ¥10 million maximum as of March 31, 2005 did not have a material affect on our average domestic deposits for the fiscal year ended March 31, 2005.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and for managing funding costs of various financial instruments at an appropriate level as a whole, based on our forecast of future interest rate levels. Short-term borrowings include call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts and other short-term borrowings.

The total average balance of short-term borrowings increased ¥5.49 trillion from ¥15.98 trillion for the fiscal year ended March 31, 2004 to ¥21.47 trillion for the fiscal year ended March 31, 2005.

Short-term borrowings increased ¥2.57 trillion from ¥16.44 trillion at March 31, 2004 to ¥19.01 trillion at March 31, 2005. This increase was primarily attributable to an increase of ¥5.06 trillion in other short-term borrowings. The increase in other short-term borrowings was primarily due to measures we took to increase our liquidity near the end of the fiscal year ended March 31, 2005 in order to respond to any unexpected outflow of funds caused by the reduction of blanked deposit insurance at March 31, 2005. As discussed in “—Deposits” above, no such unexpected outflow of funds occurred.

Severance Indemnities and Pension Liabilities

As discussed in “Item 5.A. Operating Results—Recent Developments—Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” and “Item 5.A. Operating Results—Accounting Changes—Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” in March 2005, the substitutional portion of the employee pension fund liabilities of Bank of Tokyo-Mitsubishi was transferred to a government agency and Bank of Tokyo-Mitsubishi was released from the obligation to pay the substitutional portion of the benefits to its employees. Although the completion of the transfer constituted a settlement of such plan, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), the impact of the transfer / settlement of a pre-tax income of ¥36.1 billion will be recognized in the fiscal year ending March 31, 2006. See Note 17 to our consolidated financial statements for details of our defined benefit pension plans and the effect of the transfer / settlement.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. Due to the economic and financial environment in Japan, as well as to our relatively high financial standing in Japan, our deposits have steadily increased during recent years, from ¥67.30 trillion at March 31, 2003 to ¥71.29 trillion at March 31, 2005. As of March 31, 2005, our deposits of ¥71.29 trillion exceeded our loans, net of allowance for credit losses of ¥50.33 trillion, by ¥20.96 trillion. These deposits provide us with a sizable source of stable and low-cost funds. While approximately 51.3% of certificates of deposit and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact of the rollovers on our net interest margin and liquidity. Our average deposits, combined with average shareholders’ equity, funded 67.1% of our average total assets of ¥110.83 trillion during the fiscal year ended March 31, 2005.

Most of the remaining funding was provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with mainly three to five years’ maturity. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

Shareholders’ Equity

The following table presents a summary of our shareholders’ equity at March 31, 2004 and 2005:

	At March 31,
	2004	2005
	(in billions, except percentages)
Preferred stock	¥137.1	¥247.1
Common stock	1,069.7	1,084.7
Capital surplus	1,057.9	1,080.5
Retained earnings	1,198.0	1,567.5
Accumulated other changes in equity from nonowner sources	384.7	396.6
Less treasury stock, at cost	(2.4)	(3.3)

Total shareholders’ equity	¥3,845.0	¥4,373.1

Ratio of total shareholders’ equity to total assets	3.71%	4.03%

Total shareholders’ equity increased ¥528.1 billion, or 13.7%, from ¥3,845.0 billion at March 31, 2004 to ¥4,373.1 billion at March 31, 2005. The ratio of total shareholders’ equity to total assets also showed an increase of 0.32 percentage points from 3.71% at March 31, 2004 to 4.03% at March 31, 2005. The increase in total shareholders’ equity at March 31, 2005, and the resulting increase in the ratio to total assets, were principally attributable to an increase of ¥369.5 billion in retained earnings, resulting from net income for the fiscal year ended March 31, 2005.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholders’ equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities at March 31, 2004 and 2005:

	At March 31,
	2004	2005
	(in billions, except percentages)
Accumulated net unrealized gains	¥1,672.8	¥1,620.2
Accumulated net unrealized gains to total assets	1.61%	1.49%

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

Capital Requirements for Banking Institutions in Japan

A Japanese banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. A bank holding company is also subject to the minimum capital adequacy requirements on a consolidated basis. Under the Financial Services Agency’s guidelines, capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Our Tier I capital generally consists of shareholders’ equity items, including common stock, non-cumulative preferred stock, capital surplus, minority interests and retained earnings (which includes deferred tax assets), but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Our Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to certain limitations, up to 50% of Tier I capital. Our Tier III capital consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

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

For a detailed discussion of the capital adequacy guidelines adopted by the Financial Service Agency and proposed amendments, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy.”

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

For a detailed discussion of the capital adequacy guidelines applicable to our U.S. bank subsidiaries, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Bank Capital Requirements and Capital Distributions.”

Capital Requirements for Securities Firms in Japan and Overseas

We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Securities and Exchange Law of Japan and related ordinance require securities firms to maintain a minimum capital ratio of 120% calculated by as a percentage of capital accounts less certain illiquid assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which detail the definition of essential components of the capital ratios, including capital, illiquid assets deductions, risks and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a suspension of all or part of the business for a period of time and cancellation of a license. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate. At March 31, 2005, Mitsubishi Securities’ capital accounts, less certain illiquid assets of ¥415.8 billion, were 406.7% of total amounts equivalent to market, counterparty credit and operations risks.

Mitsubishi Tokyo Financial Group Ratios

The table below presents our consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2004 and 2005 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

	At March 31,		Minimum capital ratios required
	2004	2005
	(in billions, except percentages)
Capital components:
Tier I capital	¥3,859.4	¥4,286.8
Tier II capital includable as qualifying capital	3,157.9	3,250.9
Tier III capital includable as qualifying capital	30.0	—
Deductions from total qualifying capital	54.5	915.1

Total risk-based capital	¥6,992.8	¥6,622.6

Risk-weighted assets	¥53,996.8	¥56,270.6
Capital ratios:
Tier I capital	7.14%	7.62%	4.00%
Total risk-based capital	12.95	11.76	8.00

Our Tier I ratio increased 0.48 percentage points from 7.14% at March 31, 2004 to 7.62% at March 31, 2005. This increase was a result of the increase in our retained earnings and our issuance of preferred shares during the fiscal year ended March 31, 2005. However, our total risk-based capital ratio decreased 1.19 percentage points from 12.95% at March 31, 2004 to 11.76% at March 31, 2005 mainly due to our investments in ACOM and UFJ Bank, which decreased our total risk-based capital as those investments were deducted from our qualifying capital under Japanese regulations, and also due to the increase in our loans, which in turn increased our risk-weighted assets.

Capital Ratios of Our Subsidiary Banks in Japan

The table below presents the risk-based capital ratios of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank at March 31, 2004 and 2005 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

	At March 31,		Minimum capital ratios required
	2004	2005
Consolidated capital ratios:
Bank of Tokyo-Mitsubishi
Tier I capital	6.52%	6.86%	4.00%
Total risk-based capital	11.97	11.83	8.00
Mitsubishi Trust Bank
Tier I capital	7.76	8.87	4.00
Total risk-based capital	15.03	12.72	8.00
Stand-alone capital ratios:
Bank of Tokyo-Mitsubishi
Tier I capital	6.35	6.78	4.00
Total risk-based capital	12.18	12.22	8.00
Mitsubishi Trust Bank
Tier I capital	7.78	8.76	4.00
Total risk-based capital	15.16	12.68	8.00

As of March 31, 2005, the consolidated Tier I capital ratios of both Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank increased compared to the ratios as of March 31, 2004, due to the net income of each bank for the fiscal year. However, the consolidated total risk-based capital ratio decreased for both Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank mainly due to the loans that both banks made to Mitsubishi Tokyo Financial Group Inc., which decreased their total risk-based capital as those loans were deducted from their qualifying capital under Japanese regulations. As of March 31, 2005, Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank had outstanding loans of ¥200.0 billion and ¥300.0 billion, respectively, with regard to the investment by Mitsubishi Tokyo Financial Group Inc. in UFJ Bank. The increase in loans at Bank of Tokyo-Mitsubishi, which increased their risk-weighted assets, also was a factor to the decrease in the consolidated total risk-based capital ratio at Bank of Tokyo-Mitsubishi.

At March 31, 2005, management believes that our subsidiary banks are in compliance with all capital adequacy requirements to which they are subject.

Capital Ratios of Subsidiary Banks in the United States

The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California, both subsidiaries of Bank of Tokyo-Mitsubishi, at December 31, 2003 and 2004:

	At December 31,		Minimum capital ratios required	Ratios OCC requires to be “well-capitalized”
	2003	2004
UnionBanCal Corporation:
Tier I capital (to risk-weighted assets)	11.31%	9.71%	4.00%	—
Tier I capital (to quarterly average assets)*	9.03	8.09	4.00	—
Total capital (to risk-weighted assets)	14.14	12.17	8.00	—
Union Bank of California:
Tier I capital (to risk-weighted assets)	10.44%	9.29%	4.00%	6.00%
Tier I capital (to quarterly average assets)*	8.30	7.72	4.00	5.00
Total capital (to risk-weighted assets)	11.88	10.57	8.00	10.00

*	Excludes certain intangible assets.

Management believes that, as of December 31, 2004 and June 30, 2005, UnionBanCal Corporation and Union Bank of California met all capital adequacy requirements to which they are subject.

As of December 31, 2004, Union Bank of California was categorized as “well-capitalized” under the regulatory framework for prompt corrective action in accordance with the notification from the OCC. To be categorized as “well capitalized,” Union Bank of California must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank of California’s category.

Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2005:

	Amount of commitment expiration by period
	Less than 1 year	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥965	¥1,613	¥1,335	¥3,913
Performance guarantees	271	972	131	1,374
Derivative instruments	10,165	5,649	914	16,728
Guarantees for the repayment of trust principal	228	1,554	8	1,790
Liabilities of trust account	2,915	47	279	3,241
Others	512	—	—	512

Total guarantees	15,056	9,835	2,667	27,558

Other off-balance-sheet instruments:
Commitments to extend credit	21,020	6,118	675	27,813
Commercial letters of credit	457	1	—	458
Others	384	12	3	399

Total other off-balance-sheet instruments	21,861	6,131	678	28,670

Total	¥36,917	¥15,966	¥3,345	¥56,228

See Note 25 to our consolidated financial statements for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2005, approximately 66 % of these commitments will expire within one year, 28 % from one year to five years and 6 % after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” In addition, in accordance with SFAS No. 5, “Accounting for Contingencies,” we evaluate off-balance-sheet arrangement in the manner described in note 1 to our consolidated financial statements.

In the aggregate, the income generated from fees and commissions is one of our most important sources of revenue. Such income amounted to ¥649.2 billion during the fiscal year ended March 31, 2005, accounting for approximately 65% of our non-interest income for the fiscal year. However, the fees generated specifically from off-balance-sheet arrangements are not a dominant source of our fees and commissions.

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are VIEs. As set out in “Item 5.A. Operating Results—Accounting Changes—Variable Interest Entities,” we adopted FIN No. 46R at April 1, 2004. As a result, we have consolidated all VIEs in which we are deemed to be the primary beneficiary including those created before February 1, 2003.

Off-balance-sheet arrangements include the following types of special purpose entities.

Asset-backed Commercial Paper Conduits

We administer several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. Assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from us or third parties. While customers basically continue to service the transferred trade receivables, we underwrite, distribute, make a market in commercial paper issued by the conduits, and also provide liquidity and credit support facilities to the entities.

We, as a non-primary beneficiary, had variable interests in this type of entity, with total assets of ¥381.4 billion at March 31, 2005, and are exposed to a maximum loss of ¥56.5 billion.

Securitization Conduits of Client Properties

We administer several conduits that acquire client assets, primarily real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, we consider those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from us or third parties. We believe we are not the primary beneficiary of any of the conduits.

We, as a non-primary beneficiary, had variable interests in this type of entity, with total assets of ¥1,574.8 billion at March 31, 2005, and are exposed to a maximum loss of ¥618.8 billion, which would need to be recognized if, contrary to current expectations, we are unable to collect on our loans to these entities.

Investment Funds

We hold investments in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

We occasionally sell assets such as nonperforming loans to these funds, in particular the Corporate Recovery Fund, when we believe that such sale may improve our asset quality.

Corporate Recovery Fund.    We have non-controlling equity interests in corporate recovery funds whose principal business purpose is to generate profits by investing in companies in the process of restructuring and then, typically, selling these investments after the companies complete their restructurings. Such funds purchase nonperforming loans from us or others and in some cases acquire majority ownership in the borrower companies by means of a debt-for-equity swap. Our non-voting interests in these funds amounted to ¥35.9 billion at March 31, 2004 and ¥29.5 billion at March 31, 2005, respectively. In addition, at March 31, 2005, we had commitments to make additional contributions of up to ¥6.0 billion to these funds.

The total assets of the corporate recovery funds in which we have interests were approximately ¥127.6 billion at March 31, 2004 and ¥98.3 billion at March 31, 2005. We sold to corporate recovery funds nonperforming loans with an aggregate net book value of ¥2.2 billion for ¥1.6 billion during the fiscal year ended March 31, 2004 and an aggregate net book value of ¥4.2 billion for ¥1.9 billion during the fiscal year ended March 31, 2005. For a detailed discussion on additional provisions for credit losses associated with the sale of such loans, see “—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Venture Capital Fund.    We own non-controlling equity interests in investment funds managed by fund management companies who have discretionary investment powers. These funds seek to invest in start-up companies or companies that are rapidly developing. The aggregate assets of these funds were approximately

¥4,157.5 billion at March 31, 2005. We made contributions to these funds amounting to ¥146.7 billion at March 31, 2005. At March 31, 2005, in accordance with the applicable limited partnership agreements, we had commitments to make additional contributions of up to ¥31.5 billion when required by the fund management companies.

Investment Trust.    We purchase the share units of investment trusts as mid- to long-term investments. These investment trusts are managed by investment advisory companies with the objective of investing in a diversified portfolio consisting of equity and debt securities, primarily shares of Japanese public companies. At March 31, 2005, our share units in investment trusts amounted to approximately ¥543.2 billion, which is equal to our maximum loss exposure. Generally, we are not obligated to invest in or extend funds by purchasing additional share units and our off-balance-sheet exposures or commitments relating to this type of special purpose entities were not material.

Special Purpose Entities Created for Structured Financing

We extend non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

We generally act as a member of a lending group and do not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, we determined that we are not the primary beneficiary of most of these entities. However, we are ultimately required to consolidate entities whose investment at risk is exceptionally thin and to whom we provided most of the financing.

We, as a non-primary beneficiary, had variable interests in this type of entity, with total assets of ¥16,419.8 billion, at March 31, 2005, and are exposed to maximum loss of ¥1,134.4 billion, which will possibly realize if our loans to entities are not collected in accordance with the contractual terms.

Trust Arrangements

We offer a variety of asset management and administration services under trust arrangements including securities investment trusts, pension trusts and trusts used as securitization vehicles. Although in limited cases we may assume risks through guarantees or certain protections as provided in the agreements or relevant legislations, we have determined that we will not absorb a majority of expected losses in connection with such trust arrangements. In a typical trust arrangement, however, we manage and administer assets on behalf of the customers in an agency, fiduciary and trust capacity and do not assume risks associated with the entrusted assets. Customers receive and absorb expected returns and losses on the performance and operations of trust assets under management of us. Accordingly, we determined that we are generally not a primary beneficiary to any trust arrangements under management as our interests in the trust arrangements are insignificant in most cases. Fees on trust products that we offer for the fiscal years ended March 31, 2004 and 2005 were ¥90.0 billion and ¥102.8 billion, respectively.

See Notes 15, 25 and 28 to our consolidated financial statements for further details.

Repackaged Instruments

We have two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

We provide repackaged instruments with features that meet the customer’s needs and preferences through special purpose entities. We purchase financial instruments such as bonds and transfer them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with us or other financial institutions to modify the cash flows of the underlying financial instruments. We underwrite and market to our customers the new instruments issued by the special purpose entities.

We also invest in repackaged instruments arranged and issued by third parties.

At March 31, 2005, the total assets of these entities were estimated as ¥34,851.6 billion and our maximum exposure to loss as a result of our involvement with such entities were estimated as ¥883.2 billion.

Other Type of VIEs

We are also a party to other types of VIEs including special purpose entities created to hold assets on behalf of us as an intermediary.

We identified borrowers that were determined to be VIEs due to an insufficient level of equity. We determined that we are not the primary beneficiary of most of these borrowers because of our limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, merchandise trading, distribution, construction and real estate development, independently from us.

Contractual Cash Obligations

In the normal course of our business, we enter into contractual agreements whereby we commit to future purchases of products or services from unaffiliated parties. The following table shows a summary of our contractual cash obligations at March 31, 2005

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual cash obligations:
Time deposits	¥25,233	¥6,141	¥1,939	¥84	¥33,397
Long-term debt	832	1,203	831	3,116	5,982
Capital lease obligations	9	11	4	7	31
Operating leases	27	46	36	45	154
Purchase obligations	9	11	8	28	56

Total*	¥26,110	¥7,412	¥2,818	¥3,280	¥39,620

*	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2005 as such amount is not currently determinable. We expect to contribute approximately ¥23.4 billion to the pension plans of domestic subsidiaries and approximately ¥14.8 billion to the pension plans of subsidiaries in the United States of America for the fiscal year ending March 31, 2006.

Purchase obligations include any legally binding contractual obligations that require us to spend more than ¥100 million annually under the contract. Purchase obligations in the table primarily include commitments to make investments into corporate recovery or private equity investment funds.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits—net” in our consolidated statements of income. These contracts consist primarily of crude oil commodity contracts. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2004 and 2005:

	Fiscal years ended March 31,
	2004	2005
	(in millions)
Net fair value of contracts outstandings at beginning of fiscal year	¥10,275	¥12,054
Changes attributable to contracts realized or otherwise settled during the fiscal year	(8,467)	(5,375)
Fair value of new contracts when entered into during the fiscal year	(23)	(29)
Other changes in fair value, principally revaluation at end of fiscal year	10,269	23,173

Net fair value of contracts outstandings at end of fiscal year	¥12,054	¥29,823

During the fiscal years ended March 31, 2004 and 2005, the fair value of non-exchange traded contracts increased primarily due to an increase in the fair value of oil commodity contracts indexed to the Brent crude oil and WTI crude oil prices, reflecting political factors in the Middle East and other factors.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2005:

	Net fair value of contracts— unrealized gains
	Prices actively quoted	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥7,851	¥305
Maturity less than 3 years	8,779	197
Maturity less than 5 years	6,082	—
Maturity 5 years or more	6,609	—

Total fair values	¥29,321	¥502

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions under Items 5.A. and 5.B. of this Annual Report.

E.	Off-balance-sheet Arrangements

See the discussion under “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

F.	Tabular Disclosure of Contractual Obligations

See the discussion under “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

G.	Safe Harbor

See the discussion under “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management

The following table sets forth the members of our board of directors as of July 29, 2005, together with their respective dates of birth and positions.

Name	Date of Birth	Position at MTFG	Previous or Current Position

Haruya Uehara	July 25, 1946	Director, Chairman and Co-Chief Executive Officer	President of Mitsubishi Trust Bank

Nobuo Kuroyanagi	December 18, 1941	Director, President and Chief Executive Officer	President of Bank of Tokyo-Mitsubishi

Tatsunori Imagawa	October 15, 1943	Director, Deputy President and Chief Planning Officer	Former Senior Managing Director of Bank of Tokyo-Mitsubishi

Hajime Sugizaki	April 3, 1945	Senior Managing Director and Chief Financial Officer	Director of Bank of Tokyo-Mitsubishi

Yoshihiro Watanabe	July 26, 1947	Senior Managing Director and Chief Risk Management Officer	Director of Mitsubishi Trust Bank

Shigemitsu Miki	April 4, 1935	Director	Chairman of Bank of Tokyo-Mitsubishi

Akio Utsumi	September 7, 1942	Director	Chairman of Mitsubishi Trust Bank

Kinya Okauchi	September 10, 1951	Director	Senior Managing Director of Mitsubishi Trust Bank

Nobuyuki Hirano	October 23, 1951	Director	Managing Director of Bank of Tokyo-Mitsubishi

Takuma Otoshi	October 17, 1948	Director	President of IBM Japan, Ltd.

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

Hajime Sugizaki has been a senior managing director and chief financial officer since April 2004. He served as a director from April 2001 to March 2004. He has also been a director of Bank of Tokyo-Mitsubishi since June 2004. He served as a senior managing director of Mitsubishi Trust Bank from June 2001 to March 2004 and as a managing director of Mitsubishi Trust Bank from June 1999 to June 2001. Mr. Sugizaki served as a director of Mitsubishi Trust Bank from June 1997 to June 1999.

Yoshihiro Watanabe has been a senior managing director and chief risk management officer since June 2005. He served as a managing officer and deputy group head of the Integrated Corporate Banking Business Group from April 2004 to May 2005. He has also been a director of Mitsubishi Trust Bank since June 2005. He served as a senior managing director of Bank of Tokyo-Mitsubishi from January 2005 to June 2005 and as a managing director of Bank of Tokyo-Mitsubishi from May 2002 to January 2005, during which period he also served as a board member from June 2004 to June 2005, the chief executive of the Global Corporate Banking Business Unit of Bank of Tokyo-Mitsubishi from May 2004 to May 2005 and chief executive officer for Asia and Oceania from May 2002 to January 2005. He served as a managing director of Bank of Tokyo-Mitsubishi in charge of the Financial Institute Division, Public & Institutional Business Division and designated companies from May 2001 to May 2002, during which period he also served as a board member from May 2001 to June 2001. Mr. Watanabe served as a director of Bank of Tokyo-Mitsubishi from June 1997 to May 2001.

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

Kinya Okauchi has been a director since June 2004. He has also been a senior managing director of Mitsubishi Trust Bank since June 2005. He served as a managing director of Mitsubishi Trust Bank from April 2003 to June 2005. He has been a board member of Mitsubishi Trust Bank since March 2004. Mr. Okauchi served as a non-board member director of Mitsubishi Trust Bank from June 2001 to April 2003.

Nobuyuki Hirano has been a director since June 2005. He served as an executive officer and co-general manager of the Corporate Policy Division from July 2004 to June 2005. He has also been a board member of Bank of Tokyo-Mitsubishi since June 2005, a managing director in charge of the corporate center of Bank of Tokyo-Mitsubishi since May 2005 and a general manager of the Corporate Planning Office of Bank of Tokyo- Mitsubishi since May 2004. Mr. Hirano served as a non-board member managing director of Bank of Tokyo-Mitsubishi from May 2005 to June 2005 and as a non-board member director of Bank of Tokyo-Mitsubishi from June 2001 to May 2005.

Takuma Otoshi has been a director since June 2004. He has also been the president of IBM Japan, Ltd. since December 1999. He served as a Managing Director of IBM Japan, Ltd. from March 1997 to December 1999 and as a director of the IBM Japan, Ltd. from March 1994 to March 1997.

The following table sets forth our corporate auditors as of July 29, 2005, together with their respective dates of birth and positions.

Name	Date of Birth	Position at MTFG	Previous or Current Position

Setsuo Uno	April 29, 1942	Corporate Auditor (Full-Time)	Former Senior Managing Director

Takeo Imai	January 29, 1942	Corporate Auditor	Attorney-at-law

Tsutomu Takasuka	February 11, 1942	Corporate Auditor	Professor, Department of Business Administration, Bunkyo Gakuin University (Former Partner of Tohmatsu & Co.)

Kunio Ishihara	October 17, 1943	Corporate Auditor	President of Tokio Marine & Nichido Fire Insurance Co., Ltd.; President of Millea Holdings, Inc.

The following is a brief biography of each of our corporate auditors:

Setsuo Uno has been a corporate auditor (full-time) since June 2003. He served as a senior managing director from April 2001 to June 2003. He served as a corporate auditor of Bank of Tokyo-Mitsubishi from June 2003 to June 2005 and as a managing director of Bank of Tokyo-Mitsubishi from May 1997 to April 2001. Mr. Uno served as a director of Bank of Tokyo-Mitsubishi from June 1992 to May 1997.

Takeo Imai has been a corporate auditor since April 2001. He has been a partner of the law firm Miyake, Imai & Ikeda since January 1972.

Tsutomu Takasuka has been a corporate auditor since June 2005. He has also been a full-time corporate auditor of Bank of Tokyo-Mitsubishi since October 2004 and as a professor at Bunkyo Gakuin University since April 2004. He served as a partner at Tohmatsu & Co. from February 1990 to September 2002, and as a partner at Mita & Co. from June 1985 to February 1990.

Kunio Ishihara has been a corporate auditor since June 2004. He served as a director from June 2002 to June 2004. He has also been the president of Tokio Marine & Nichido Fire Insurance Co., Ltd. since October 2004 and the president of Millea Holdings, Inc. since April 2002. He served as the president of The Tokio Marine & Fire Insurance Co., Ltd. from June 2001 to September 2004 and served as a senior managing director of The Tokio Marine & Fire Insurance Co., Ltd., from June 2000 to June 2001. Mr Ishihara served as a managing director of The Tokio Marine & Fire Insurance Co., Ltd., from June 1998 to June 2000.

The following table sets forth our executive officers as of July 29,2005, together with their respective dates of birth and positions.

Name	Date of Birth	Position at MTFG	Previous or Current Position
Kastunori Nagayasu	April 6, 1947	Managing Officer, Group Head of Integrated Corporate Banking Business Group	Deputy President of Bank of Tokyo-Mitsubishi, in charge of corporate center and Chief Executive of Commercial Banking Business Unit
Ryuichi Murata	April 12, 1948	Managing Officer, Group Head of Integrated Retail Banking Business Group	Managing Director of Bank of Tokyo-Mitsubishi, Chief Executive of Retail Banking Business Unit
Toshio Goto	March 8, 1952	Managing Officer, Group Head of Integrated Trust Assets Business Group	Managing Director of Mitsubishi Trust Bank
Norimichi Kanari	December 4, 1946	Managing Officer, Deputy Group Head of Integrated Corporate Banking Business Group	Deputy President of Bank of Tokyo-Mitsubishi, Chief Executive of Global Corporate Banking Business Unit
Noriaki Hanamizu	September 11, 1947	Managing Officer, Deputy Group Head of Integrated Corporate Banking Business Group	Senior Managing Director of Mitsubishi Trust Bank
Hajime Mita	December 15, 1950	Managing Officer, Deputy Group Head of Integrated Retail Banking Business Group	Managing Director of Mitsubishi Trust Bank
Akira Naito	September 20, 1951	Managing Officer, Deputy Group Head of Integrated Trust Assets Business Group	Non-board member Managing Director of Bank of Tokyo-Mitsubishi, Chief Executive of Investment Banking & Asset Management Business Unit
Kyota Omori	March 14, 1948	Managing Officer, in charge of overseeing corporate-governance matters in the U.S.	Non-board member Managing Director of Bank of Tokyo-Mitsubishi, Chief Executive Officer for the Americas
Junichi Ito	November 26, 1950	Executive Officer, General Manager of Credit & Investment Management Division	Managing Director of Bank of Tokyo-Mitsubishi, General Manager of Credit Policy Office
Norio Kuroiwa	September 26, 1952	Executive Officer, General Manager of Corporate Risk Management Division	Non-board member Director of Bank of Tokyo-Mitsubishi, General Manager of Corporate Risk Management Office
Masami Mizuno	March 19, 1953	Executive Officer, General Manager of Corporate Business Development Division No.2 of Integrated Corporate Banking Business Group	Non-board member Director of Bank of Tokyo-Mitsubishi, General Manager of Corporate Business Development Division No.2

Name	Date of Birth	Position at MTFG	Previous or Current Position
Tetsuya Wada	March 1, 1954	Executive Officer, General Manager of Retail Business Planning Division of Integrated Retail Banking Business Group	Non-board member Director of Bank of Tokyo-Mitsubishi, General Manager of Retail Banking Planning Office
Yukiharu Kiho	February 27, 1954	Executive Officer, General Manager of Corporate Business Development Division No.1 of Integrated Corporate Banking Business Group	Non-board member Director of Bank of Tokyo-Mitsubishi, General Manager of Corporate Business Development Division No.1
Yoshiyasu Ito	December 15, 1952	Executive Officer, General Manager of Retail Business Development Division and Deputy General Manager of Comprehensive Card Division of Integrated Retail Banking Business Group	Non-board member Director of Mitsubishi Trust Bank, General Manager of Retail Banking Planning and Development Division
Takashi Kimura	September 1, 1954	Executive Officer, General Manager of Corporate Business Planning Division and Co-General Manager of Trust Business Planning Division of Integrated Corporate Banking Business Group	Non-board member Director of Bank of Tokyo-Mitsubishi, General Manager of Corporate Business Planning Division
Toshiaki Kajiura	April 8, 1953	Executive Officer, General Manager of Trust Business Planning Division and Co-General Manager of Corporate Business Planning Division of Integrated Corporate Banking Business Group	Non-board member Director of Mitsubishi Trust Bank, General Manager of Corporate Finance Strategy Division
Kaoru Wachi	December 9, 1955	Executive Officer, General Manager of Asset Management and Administration Planning Division of Integrated Trust Assets Business Group	Non-board member Director of Mitsubishi Trust Bank, General Manager of Trust Assets Planning Division
Kazuaki Kido	September 26, 1951	Executive Officer, Co-General Manager of Corporate Risk Management Division	Non-board member Director of Mitsubishi Trust Bank, General Manager of Corporate Risk Management Division
Taihei Yuki	October 3, 1952	Executive Officer, Co-General Manager of Corporate Policy Division	Non-board member Director of Mitsubishi Trust Bank, General Manager of Corporate Planning Division
Yoshiaki Masuda	December 6, 1954	Executive Officer, Co-General Manager of Retail Business Development Division of Integrated Retail Banking Business Group	Non-board member Director of Bank of Tokyo-Mitsubishi, General Manager of Retail Banking Development Division

Name	Date of Birth	Position at MTFG	Previous or Current Position
Takashi Oyamada	November 2, 1955	Executive Officer, Co-General Manager of Corporate Policy Division and Financial Policy Division	Non-board member Director of Bank of Tokyo-Mitsubishi, Co-General Manager of Corporate Planning Office
Kanetsugu Mike	November 4, 1956	Executive Officer, Co-General Manager of Corporate Policy Division	Non-board member Director of Bank of Tokyo-Mitsubishi, Co-General Manager of Corporate Planning Office
Akira Kamiya	September 16, 1953	Executive Officer, Co-General Manager of Corporate Business Planning Division of Integrated Corporate Banking Business Group	Non-board member Director of Bank of Tokyo-Mitsubishi, General Manager of Global Strategic Planning Office
Takashi Morisaki	January 1, 1955	Executive Officer, Co-General Manager of Corporate Business Planning Division of Integrated Corporate Banking Business Group	Non-board member Director of Bank of Tokyo-Mitsubishi, General Manager of Investment Banking & Asset Management Planning Office

The following is a brief biography of each of our executive officers:

Katsunori Nagayasu has been a managing officer and group head of the Integrated Corporate Banking Business Group since April 2004. He served as a director from April 2001 to June 2004. He has also been a deputy president of Bank of Tokyo-Mitsubishi in charge of the corporate center since May 2005 and chief executive of the Commercial Banking Business Unit of Bank of Tokyo-Mitsubishi since May 2004. He served as a senior managing director of Bank of Tokyo-Mitsubishi from January 2005 to May 2005 and as a managing director of Bank of Tokyo-Mitsubishi from June 2002 to January 2005, during which period he was in charge of the corporate center of Bank of Tokyo-Mitsubishi from June 2002 to May 2004. He served as a managing director of Nippon Trust Bank from June 2000 to September 2001, then as a managing director of Mitsubishi Trust Bank from October 2001 to June 2002 after the merger of Nippon Trust Bank into Mitsubishi Trust Bank. Mr. Nagayasu served as a director of Bank of Tokyo-Mitsubishi from June 1997 to June 2000.

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

Toshio Goto has been a managing officer and group head of the Integrated Trust Assets Business Group since April 2004. He has also been a managing director of Mitsubishi Trust Bank since March 2004. Mr. Goto served as a non-board member director of Mitsubishi Trust Bank from June 2002 to March 2004.

Norimichi Kanari has been a managing officer and deputy group head of the Integrated Corporate Banking Business Group since May 2005. He has also been a deputy president and chief executive of the Global Corporate Banking Business Unit of Bank of Tokyo-Mitsubishi since May 2005. He served as a senior managing director of Bank of Tokyo-Mitsubishi from January 2005 to May 2005 and as a managing director of Bank of Tokyo-Mitsubishi from June 2001 to January 2005. He served as the chief executive of the UNBC Business Unit of Bank of Tokyo-Mitsubishi and the president and chief executive officer of UnionBancal Corporation and Union Bank of California, N.A. from July 2001 to May 2005. Mr. Kanari served as a director of Bank of Tokyo-Mitsubishi from June 1997 to June 2001.

Noriaki Hanamizu has been a managing officer since April 2004 and a deputy group head of the Integrated Corporate Banking Business Group since June 2005. He served as a deputy group head of the Integrated Retail Banking Business Group from April 2004 to June 2005. He has also been a senior managing director of Mitsubishi Trust Bank since March 2004. He served as a non-board member managing director of Mitsubishi Trust Bank from June 2001 to March 2004. Mr. Hanamizu served as a director of Mitsubishi Trust Bank from June 1998 to June 2001.

Hajime Mita has been a managing officer and deputy group head of the Integrated Retail Banking Business Group since June 2005. He served as an executive officer and general manager of the Retail Business Development Division and deputy general manager of the Comprehensive Card Division of the Integrated Retail Banking Business Group from April 2004 to June 2005. He has also been a managing director of Mitsubishi Trust Bank since June 2005. Mr. Mita served as a non-board member director of Mitsubishi Trust Bank since June 2003.

Akira Naito has been a managing officer and deputy group head of the Integrated Corporate Banking Business Group since May 2005. He has also been a non-board member managing director and the chief executive of Investment Banking & Asset Management Business Unit of Bank of Tokyo-Mitsubishi since May 2005. Mr. Naito served as a non-board member director of Bank of Tokyo-Mitsubishi from June 2001 to May 2005.

Kyota Omori has been a managing officer in charge of overseeing corporate-governance matters in the U.S. since June 2005. He has also been a non-board member managing director and the chief executive officer for the Americas of Bank of Tokyo-Mitsubishi since May 2004. He served as managing director of Bank of Tokyo-Mitsubishi from May 2003 to May 2004, during which period he served as a board member from June 2003 to May 2004. Mr. Omori served as a director of Bank of Tokyo-Mitsubishi from May 2001 to May 2003, and as a board member from June 1999 to June 2001.

Junichi Ito has been an executive officer and general manager of the Credit & Investment Management Division since April 2004. He has also been a board member of Bank of Tokyo-Mitsubishi since June 2005, a managing director in charge of the corporate center of Bank of Tokyo-Mitsubishi since May 2005 and a general manager of the Credit Policy Office of Bank of Tokyo-Mitsubishi since May 2003. Mr. Ito served as a non-board member director of Bank of Tokyo-Mitsubishi from June 2002 to May 2005.

Norio Kuroiwa has been an executive officer since April 2004 and a general manager of the Corporate Risk Management Division since May 2005. He has also been a non-board member director of Bank of Tokyo-Mitsubishi since June 2003. Mr. Kuroiwa has been a general manager of the Corporate Risk Management Office of Bank of Tokyo-Mitsubishi since May 2002.

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

Yukiharu Kiho has been an executive officer and general manager of Corporate Business Development Division No.1 of the Integrated Corporate Banking Business Group since May 2005. He has also been a non-board member director of Bank of Tokyo-Mitsubishi since June 2003. Mr. Kiho has been a general manager of Corporate Business Development Division No.1 of Bank of Tokyo-Mitsubishi since May 2005.

Yoshiyasu Ito has been an executive officer and general manager of the Retail Business Development Division and deputy general manager of the Comprehensive Card Division of the Integrated Retail Banking Business Group since June 2005. He has also been a non-board member director of Mitsubishi Trust Bank since June 2004. Mr. Ito has been a general manager of the Retail Banking Planning and Development Division of Mitsubishi Trust Bank since June 2005.

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

Toshiaki Kajiura has been an executive officer since June 2004 and a general manager of the Trust Business Planning Division and co-general manager of the Corporate Business Planning Division of the Integrated Corporate Banking Business Group since June 2005. He has also been a non-board member director of Mitsubishi Trust Bank since June 2004. Mr. Kajiura has been a general manager of Corporate Finance Strategy Division of Mitsubishi Trust Bank since June 2005.

Kaoru Wachi has been an executive officer since June 2005 and a general manager of the Asset Management and Administration Planning Division of the Integrated Trust Assets Business Group since April 2004. He has also been a non-board member director of Mitsubishi Trust Bank since June 2005. Mr. Wachi has been a general manager of the Trust Assets Planning Division of Mitsubishi Trust Bank since March 2004.

Kazuaki Kido has been an executive officer and co-general manager of the Corporate Risk Management Division since April 2005. He has also been a non-board member director of Mitsubishi Trust Bank since June 2004. Mr. Kido has been a general manager of the Corporate Risk Management Division of Mitsubishi Trust Bank since April 2005.

Taihei Yuki has been an executive officer and co-general manager of the Corporate Policy Division since July 2004. He has also been a non-board member director of Mitsubishi Trust Bank since June 2004. Mr. Yuki has been a general manager of the Corporate Planning Division of Mitsubishi Trust Bank since April 2003.

Yoshiaki Masuda has been an executive officer since June 2005 and a co-general manager of the Retail Business Development Division of the Integrated Retail Banking Business Group since May 2005. He has also been a non-board member director of Bank of Tokyo-Mitsubishi since June 2005. Mr. Masuda has been a general manager of the Retail Banking Development Division of Bank of Tokyo-Mitsubishi since May 2005.

Takashi Oyamada has been an executive officer since June 2005 and a co-general manager of the Corporate Policy Division and the Financial Policy Division since July 2004. He has also been a non-board member director of Bank of Tokyo-Mitsubishi since June 2005. Mr. Oyamada has been a co-general manager of the Corporate Planning Office of Bank of Tokyo-Mitsubishi since May 2004.

Kanetsugu Mike has been an executive officer since June 2005 and a co-general manager of the Corporate Policy Division since July 2004. He has also been a non-board member director of Bank of Tokyo-Mitsubishi since June 2005. Mr. Mike has been a co-general manager of the Corporate Planning Office of Bank of Tokyo-Mitsubishi since July 2004.

Akira Kamiya has been an executive officer since June 2005 and a co-general manager of the Corporate Business Planning Division of the Integrated Corporate Banking Business Group since May 2005. He has also been a non-board member director of Bank of Tokyo-Mitsubishi since June 2005. Mr. Kamiya has been a general manager of the Global Strategic Planning Office of Bank of Tokyo-Mitsubishi since May 2005.

Takashi Morisaki has been an executive officer since June 2005 and a co-general manager of the Corporate Business Planning Division of the Integrated Corporate Banking Business Group since June 2004. He has also been a non-board member director of Bank of Tokyo-Mitsubishi since June 2005. Mr. Morisaki has been a general manager of the Investment Banking & Asset Management Planning Office of Bank of Tokyo-Mitsubishi since June 2004.

The board of directors, executive officers and corporate auditors may be contacted through our headquarters at Mitsubishi Tokyo Financial Group, Inc., 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6326, Japan.

All directors and corporate auditors were elected at a general meeting of shareholders. All executive officers were appointed by resolution of board of directors. The regular term of office of a director is one year and of an executive officer is two years, and of a corporate auditor is four years from the date of assumption of office. However, the term of office of a director elected at the general meeting of shareholders held on June 2004 is two years, and of a corporate auditor elected before the general meeting of shareholders held on June 2003 is three years. Directors, executive officers and corporate auditors may serve their terms until the close of the annual general meeting of shareholders held in the last year of their terms. Directors, executive officers and corporate auditors may serve any number of consecutive terms. There is no regular term of office for other corporate officers. None of our directors is party to a service contract with Mitsubishi Tokyo Financial Group, Inc. or any of its subsidiaries that provides for benefits upon termination of employment.

B.    Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by Mitsubishi Tokyo Financial Group, Inc. and its subsidiaries during the year ended March 31, 2005 to our directors and corporate auditors was ¥331 million and ¥64 million, respectively.

In accordance with customary Japanese practice, when a director or corporate auditor retires, a proposal to pay a retirement allowance is submitted at the annual ordinary general meeting of shareholders for approval. After the shareholders’ approval is obtained, the retirement allowance for a director or corporate auditor is fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflects the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. Mitsubishi Tokyo Financial Group, Inc. does not set aside reserves for any such retirement payments for directors and corporate auditors. The aggregate amount of allowance paid by Mitsubishi Tokyo Financial Group, Inc. and our subsidiaries during the fiscal year ended March 31, 2005 to our directors and corporate auditors who have retired was ¥104 million and ¥17 million, respectively.

Mitsubishi Tokyo Financial Group, Inc. has not implemented a stock option plan. Two of Mitsubishi Tokyo Financial Group, Inc.’s subsidiaries, Mitsubishi Securities and UNBC, have several stock-based compensation plans. Mitsubishi Tokyo Financial Group, Inc. does not have a pension plan, although each of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank does have a pension plan.

As of July 20, 2005, our directors, corporate auditors and senior management held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Haruya Uehara	14
Nobuo Kuroyanagi	27
Tatsunori Imagawa	27
Hajime Sugizaki	12
Yoshihiro Watanabe	26
Shigemitsu Miki	53
Akio Utsumi	13
Kinya Okauchi	7
Nobuyuki Hirano	14
Takuma Otoshi	3

Corporate Auditors	Number of Shares Registered
Setsuo Uno	24
Takeo Imai	0
Tsutomu Takasuka	0
Kunio Ishihara	0

Executive Officers	Number of Shares Registered
Katsunori Nagayasu	4
Ryuichi Murata	8
Toshio Goto	7
Norimichi Kanari	34
Noriaki Hanamizu	13
Hajime Mita	1
Akira Naito	6
Kyota Omori	10
Junichi Ito	4
Norio Kuroiwa	9
Masami Mizuno	6
Tetsuya Wada	1
Yukiharu Kiho	11
Yoshiyasu Ito	2
Takashi Kimura	11
Toshiaki Kajiura	2
Kaoru Wachi	2
Kazuaki Kido	0
Taihei Yuki	7
Yoshiaki Masuda	7
Takashi Oyamada	8
Kanetsugu Mike	3
Akira Kamiya	5
Takashi Morisaki	5

C.    Board Practices

Our Articles of Incorporation provide for a board of directors of not more than fifteen members and not more than six corporate auditors. Our corporate officers are responsible for executing our business operations, and our directors oversee these officers and set our fundamental strategies.

We currently have ten directors. Our board of directors has ultimate responsibility for the administration of our affairs. Our board of directors is empowered to appoint by resolution representative directors from among the directors who may represent us severally. Our board of directors may also appoint from their members by resolution a chairman, a president, deputy presidents, senior managing directors and managing directors. Senior managing directors and the managing directors assist the president and deputy presidents, if any, in the management of our day-to-day business.

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

We currently have four corporate auditors, including two external corporate auditors as defined by Japanese law. Our corporate auditors, who are not required to be certified public accountants, have various statutory duties, including principally:

•	the examination of the financial statements, business reports, proposals and other documents which our board of directors prepares and submits to a general meeting of shareholders;

•	the examination of our directors’ administration of our affairs; and

•	the preparation and submission of a report on their examination to a general meeting of shareholders.

Our corporate auditors are obliged to attend meetings of our board of directors. They may make statements at the meetings if they deem necessary, although they are not entitled to vote at the meetings. The Law Concerning Special Exceptions from the Commercial Code Relating to Audit, etc. of Joint-Stock Corporations provides that there may not be less than three corporate auditors. One or more corporate auditors, who are required to serve on a full-time basis, must be designated by the corporate auditors from among their members. At least one of the corporate auditors must be a person who has not been an employee or a director of Mitsubishi Tokyo Financial Group, Inc. or any of its subsidiaries within the previous five years. After the close of the annual ordinary general meeting of shareholders to be held in June 2006, at least half of our corporate auditors must be “external corporate auditors” who have never been an employee or a director of Mitsubishi Tokyo Financial Group, Inc. or any of its subsidiaries.

As part of a new corporate governance system to be established in connection with the scheduled merger with UFJ Holdings in October 2005, we will establish an internal audit and compliance committee, nomination committee and remuneration committee under our board of directors.

Internal Audit and Compliance Committee. The internal audit and compliance committee, a majority of which will be comprised of outside directors and specialists, will receive reports from the internal audit unit, deliberate important matters relating to internal audit and compliance and propose necessary improvement measures to the board of directors. We will also aim to enhance the effectiveness of internal audits and internal audit functions by enhancing coordination between corporate auditors and the internal audit unit through the internal audit and compliance committee. The internal audit and compliance committee will complement, but not replace, our board of corporate auditors. Initially, the internal audit and compliance committee will be chaired by Hiroshi Hamada.

Nomination Committee. The nomination committee, a majority of which will be comprised of outside directors, will deliberate matters relating to the appointment and dismissal of our directors and the directors of our bank subsidiaries, and make reports and propose necessary improvement measures to the board of directors of the relevant entities. The chairperson of the nomination committee has not yet been determined.

Remuneration Committee. The remuneration committee, a majority of which will be comprised of outside directors, will deliberate matters relating to the remuneration of our directors and the directors of our bank subsidiaries, and make reports and propose necessary improvement measures to the board of directors of the relevant entities. Initially, the remuneration committee will be chaired by Takuma Otoshi.

For additional information on our board practices, see “Item 6.A. Directors and Senior Management.”

D.    Employees

As of March 31, 2005, we had approximately 43,900 employees, compared to approximately 43,600 as of March 31, 2004 and 44,500 as of March 31, 2003. In addition, as of March 31, 2005, we had approximately 14,900 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and geographically, as of March 31, 2005. Most of our employees are members of our employee’s union, which negotiates on behalf of employees in relation to remuneration and working conditions. In general, we consider labor relations with our employees to be good.

Business unit
Bank of Tokyo-Mitsubishi:
Retail Banking	17%
Commercial Banking	8
Global Corporate Banking	12
Investment Banking and Asset Management	11
UnionBanCal Corporation	25
Operation Services	4
Treasury	1
Other units	6

Business unit
Mitsubishi Trust Bank:
Trust-Banking	6
Trust Assets	3
Real Estate	1
Global Markets	2
Administration and subsidiaries	4

100%

Location
Bank of Tokyo-Mitsubishi:
Japan	49%
United States	26
Europe	2
Asia/Oceania excluding Japan	6
Other areas	1
Mitsubishi Trust Bank:
Japan	15
United States	0
Europe	1
Asia/Oceania excluding Japan	0

100%

E.    Share Ownership

The information required by this item is set forth in “Item 6.B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders

Common Stock

As of March 31, 2005, we had 178,498 registered shareholders of common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2005, and the number and the percentage of such shares held by them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Japan Trustee Services Bank, Ltd.(1)	346,815	5.29%
Master Trust Bank of Japan, Ltd.(1)	334,778	5.11
Hero & Co.(2)	222,329	3.39
Meiji Yasuda Life Insurance Company(3)	175,000	2.67
Nippon Life Insurance Company	125,052	1.91
Mitsubishi Heavy Industries, Ltd.(4)	118,740	1.81
State Street Bank and Trust Company 505103	114,658	1.75
Tokio Marine & Nichido Fire Insurance Co., Ltd.	112,013	1.71
State Street Bank and Trust Company	72,286	1.10
The Dai-ichi Mutual Life Insurance Company.	61,036	0.93

Total	1,682,707	25.70%

(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	An owner of record for our American depositary shares.
(3)	These shares are those held in a pension trust account with Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Meiji Yasuda Life Insurance Company.
(4)	These shares are those held in a pension trust account with Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Mitsubishi Heavy Industries, Ltd.

As of March 31, 2005, 236 shares, representing less than 0.01% of our outstanding common stock, were held by our directors and corporate auditors.

As of March 31, 2005, 901,699 shares, representing 13.77% of our outstanding common stock, were owned by 247 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 222,329 shares, or 3.39% of our issued common stock.

Preferred Shares

On October 1, 2004, we redeemed 40,700 shares of the 81,400 outstanding shares of its class 1 preferred shares on a pro-rata basis at ¥3 million per share. On April 1, 2005, we redeemed the remaining 40,700 shares of the class 1 preferred shares at ¥3 million per share.

The shareholders of our class 3 preferred shares, which are non-voting, appearing on the register of shareholders as of March 31, 2005, and the number and the percentage of such shares held by them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Meiji Yasuda Life Insurance Company	40,000	40%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	40,000	40
Nippon Life Insurance Company	20,000	20

Total	100,000	100%

B.    Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2005, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

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

A.    Consolidated Statements and Other Financial Information

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report and in “Selected Statistical Data” starting on page A-1 of this Annual Report.

Legal Proceedings

From time to time, we are involved in various litigation matters. Based on our current knowledge and consultation with legal counsel, we believe the current litigation matters, when ultimately determined, will not have a material adverse effect on our results of operations and financial position.

Distributions

Our board of directors submits a recommendation for an annual dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The annual dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to annual dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year from our retained earnings as of the end of the preceding fiscal year by resolution of our board of directors. On June 29, 2005, we paid an annual dividend of ¥6,000 per share of common stock for the fiscal year ended March 31, 2005.

Under the Japanese foreign exchange regulations currently in effect, dividends paid on shares held by non-residents of Japan may be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which ADSs are issued, the depositary is required, to the extent that in its judgment it can convert Japanese yen on a reasonable basis into US dollars and transfer the resulting US dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into US dollars and to distribute the amount received, after deduction of any applicable withholding taxes, to the holders of ADSs. See “Item 10.D. Additional Information—Exchange Controls—Foreign Exchange and Foreign Trade Law.”

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

	Price per share on the TSE		Price per ADS on the NYSE
	High	Low	High	Low
	(yen)		(US$)
Fiscal year ended March 31, 2002	¥1,350,000	¥688,000	$11.27	$5.15
Fiscal year ended March 31, 2003	1,060,000	438,000	8.31	3.65
Fiscal year ended March 31, 2004
First quarter	¥548,000	¥351,000	$4.63	$2.98
Second quarter	747,000	475,000	6.60	4.04
Third quarter	929,000	672,000	8.42	6.31
Fourth quarter	1,080,000	770,000	10.11	7.34
Fiscal year ended March 31, 2005
First quarter	1,110,000	800,000	10.40	7.12
Second quarter	1,230,000	889,000	10.40	8.11
Third quarter	1,040,000	858,000	10.24	8.02
Fourth quarter	1,060,000	924,000	10.26	8.61
Fiscal year ending March 31, 2006
February	1,010,000	938,000	9.66	8.95
March	974,000	924,000	9.47	8.61
April	954,000	884,000	8.82	8.17
May	926,000	873,000	8.88	8.16
June	949,000	895,000	8.78	8.31
July	951,000	905,000	8.57	7.95
August (through August 22)	1,140,000	929,000	10.29	8.33

B.    Plan of Distribution

Not applicable.

C.    Markets

The primary market for our common stock is the Tokyo Stock Exchange, or the TSE. Our common stock is also listed on the Osaka Securities Exchange in Japan and on the Official List of the UK Listing Authority and traded on the market for listed securities on the London Stock Exchange in the United Kingdom. ADSs, each representing one one-thousandth of a share of common stock, are quoted on the New York Stock Exchange, or NYSE, under the symbol, “MTF.”

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Our Corporate Purpose

Article 2 of our Articles of Incorporation provides that our corporate purpose is to carry on the following businesses:

•	administration of management of banks, trust banks, specialized securities companies, insurance companies or other companies which we may own as our subsidiaries under the Japanese Banking Law; and

•	any other business incidental to the businesses mentioned in the preceding clause.

Board of Directors

For discussion of the provisions of our Articles of Incorporation as they apply to our directors, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

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

General

A joint stock company is a legal entity incorporated under the Commercial Code. The investment and rights of the shareholders of a joint stock company are represented by shares of stock in the company and shareholders’ liability is limited to the amount of the subscription for the shares.

Our authorized common share capital as of June 29, 2005 is 22,000,000 shares of common stock with no par value. As of March 31, 2005, a total of 6,545,353.37 shares of common stock (including 6,802 shares of common stock held by Mitsubishi Tokyo Financial Group, Inc. and its consolidated subsidiaries as treasury stock) were issued. Each of the shares issued and outstanding is fully paid and non-assessable. As of June 29, 2005, we were authorized to issue 920,000 shares of preferred stock, including 120,000 class 3 preferred shares, 400,000 class 5 preferred shares, 200,000 class 6 preferred shares and 200,000 class 7 preferred shares. As of March 31, 2005, we had 40,700 class 1 preferred shares and 100,000 class 3 preferred shares issued and outstanding. On April 1, 2005, we redeemed the remaining 40,700 class 1 preferred shares.

We may issue shares from our authorized but unissued share capital following a resolution to that effect by our board of directors. An increase in our authorized share capital is only possible by amendment of our Articles of Incorporation, which generally requires shareholders’ approval.

Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our share handling regulations. The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs, or its nominee. Accordingly, holders of ADSs will not be able to assert shareholders’ rights other than as provided in the agreement between us, the depositary and the holders of the ADSs.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Securities Depository and Book-Entry Transfer of Stock Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing the shares to be included in this clearing system with the Japan Securities Depository Center, Inc. If a holder is not a participating institution in the Japan Securities Depository Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Japan Securities Depository Center. All shares deposited with the Japan Securities Depository Center will be registered in the name of the Japan Securities Depository Center on our register of shareholders. Each participating shareholder will in turn be registered on our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. Delivery of share certificates is not required to transfer deposited shares. Entry of the share transfer in the books maintained by the Japan Securities Depository Center for participating institutions, or in the books maintained by a participating institution for its customers, has the same effect as delivery of share certificates. This central clearing system is intended to reduce paperwork required in connection with transfers of shares. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

Dividends

Dividends are distributed in proportion to the number of shares owned by each shareholder on the record date for the dividend. Dividends for each financial period may be distributed following shareholders’ approval at an ordinary general meeting of shareholders.

Payment of dividends on common stock is subject to the preferential dividend rights of holders of preferred stock.

Under the Banking Law and our Articles of Incorporation, our financial accounts are closed on March 31 of each year, and dividends, if any, are paid to shareholders of record as of March 31 following shareholders’ approval at an ordinary general meeting of shareholders. In addition to year-end dividends, our board of directors may by resolution declare an interim cash dividend to shareholders of record as of September 30 of each year. Under the Commercial Code, we may distribute annual or interim dividends only if:

•	we have set aside in our legal reserve an amount equal to at least one-tenth of the annual dividend and any other amount paid by us as an appropriation of retained earnings or of any interim dividend, as the case may be; or

•	the sum of the amount in our legal reserve and additional paid-in capital is at least one-quarter of our stated capital.

We may distribute annual or interim dividends out of the excess of our net assets, on a non-consolidated basis, over the aggregate of:

(1)	our stated capital;

(2)	our additional paid-in capital;

(3)	our accumulated legal reserve;

(4)	the legal reserve to be set aside in respect of the dividend concerned and any other proposed payment by way of appropriation of retained earnings;

(5)	the excess, if any, of unamortized expenses incurred in preparation for the commencement of business and in connection with research and development over the aggregate of the amounts referred to in (2), (3) and (4) above;

(6)	subscription money for new shares, or security money to be applied to such subscription money, if any, recorded on our balance sheet;

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

In Japan, the “ex-dividend” date and the record date for any dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally becomes ex-dividend on the third business day prior to the record date. Under our Articles of Incorporation, we are not obligated to pay any dividends which are left unclaimed for a period of five years after the date on which they first became payable.

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

Fractional Shares

Fractional shares may arise from, among other things, a stock split or a combination of outstanding shares into a smaller number of shares. A holder of fractional shares constituting one-hundredth of one share or any integral multiple of one-hundredth of one share will be registered in our register of fractional shares. Fractional shares will carry no voting rights, but, pursuant to the Commercial Code and our Articles of Incorporation, the holders of fractional shares will have the right to receive dividends and interim dividends, if any, on their fractional shares. No certificates for fractional shares will be issued and therefore fractional shares will not normally be transferable. However, the registered holders of fractional shares may at any time require us to purchase the fractional shares at the shares’ current market price. Also, registered holders of fractional shares may require us to sell them a number of fractional shares, of which number, when combined with the number already held by such holder, shall become one share; provided that such request is met only when we own the necessary number of our shares.

Unit Share (tan-gen kabu) System

Currently, we do not use the unit share (tan-gen kabu) system which was introduced on October 1, 2001. However, we may use the unit share system by amending our Articles of Incorporation, which requires shareholders’ approval. Under the unit share system, a company may provide in its articles of incorporation that a unit comprises a specified number of shares that may not exceed 1,000 shares or one-two hundredth of the number of issued shares, whichever is smaller. The number of shares comprising a unit may vary for different classes of stock. A company may provide in its articles of incorporation that the company will not, as a general rule, issue certificates representing a number of shares less than a unit. Under the unit share system, one unit of shares has one voting right. A holder of less than one unit of shares has no voting right. If we adopt the unit share system, shareholders may require us to purchase shares constituting less than a unit at the current market price. Our board of directors may reduce the number of shares constituting a unit or cease to use the unit share system by amendments to our Articles of Incorporation without shareholders’ approval even though amendments to the Articles of Incorporation generally require a special resolution of the general meeting of shareholders.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Chiyoda-ku, Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders. The record date for ordinary general meetings of our shareholders is March 31.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six consecutive months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a representative director at least eight weeks prior to the date of the meeting.

Voting Rights

A shareholder generally has one voting right for each whole share. The common shares stated below are not entitled to voting rights and such common shares are not counted in the number of shares when determining whether a quorum exists:

•	treasury shares;

•	shares held by a company in which we, we and our subsidiaries or our subsidiaries owns more than 25% of the total voting rights; and

•	shares issued after the record date as a result of conversion of convertible stock, exercise of stock acquisition rights, conversion of convertible stock and fractional shareholders becoming a shareholder of a whole share.

On the other hand, holders of certain class of shares shall be entitled to voting rights at the ratio of one voting right for one preferred share; for example, when a proposal to pay the full amount of preferential dividends on any class of preferred shares in compliance with the terms of such preferred shares is not included in the agenda of the relevant shareholders meeting. See “Preferred Stock.”

Under our Articles of Incorporation, except as otherwise provided by law or by other provisions of our Articles of Incorporation, a resolution can be adopted at a shareholders’ meeting by the holders of a majority of the voting rights represented at the meeting. The Commercial Code and our Articles of Incorporation require a quorum of not less than one third of the total number of voting rights for election of our directors and corporate auditors.

The Commercial Code and our Articles of Incorporation provide that a quorum of not less than one-third of outstanding voting rights, excluding those owned by our subsidiaries and affiliates of which we own, directly or indirectly, more than 25 percent, must be present at a shareholders’ meeting to approve specified corporate actions, such as:

•	the amendment of our Articles of Incorporation, except in some limited cases;

•	the removal of a director or corporate auditor;

•	a dissolution, merger or consolidation, except for certain types of mergers;

•	a stock-for-stock exchange or stock-for-stock transfer, except in some limited circumstances;

•	the transfer of the whole or an important part of our business;

•	a reduction of stated capital;

•	a corporate split, except in some limited circumstances;

•	the acquisition of the whole business of another company, except in some limited circumstances;

•	the offering to persons other than shareholders of stock at a specially favorable price, or of stock acquisition rights or bonds or notes with stock acquisition rights with specially favorable conditions; and

•	the repurchase of our own stock from a specific party.

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

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken), which in the United States are often in the form of warrants, or bonds with stock acquisition rights that cannot be detached (shinkabu yoyakuken-tsuki shasai), which in the United States are often in the form of convertible bonds or bonds with non-detachable warrants. Except where the issuance would be on “specially favorable” conditions, the issuance of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of our board of directors. Upon exercise of the stock acquisition rights, the holder of such rights may either acquire shares by paying the applicable exercise price or, if so determined by a resolution of our board of directors, by making a substitute payment, such as having the convertible bonds redeemed for no cash in lieu of the exercise price.

Liquidation Rights

Upon our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and preferred distributions to holders of shares of our preferred stock will be distributed among the holders of our common stock in proportion to the number of shares they own.

Transfer Agent

Mitsubishi Trust Bank is the transfer agent for our common stock. The office of Mitsubishi Trust Bank for this purpose is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan. Mitsubishi Trust Bank maintains our register of shareholders and our register of lost share certificates, and records transfers of ownership upon presentation of share certificates.

Reports to Shareholders

We furnish to our shareholders notices, in Japanese, of shareholders’ meetings, annual business reports, including our financial statements, and notices of resolutions adopted at our shareholders’ meetings.

Record Dates

As stated above, March 31 is the record date for the payment of annual dividends, if any, and the determination of shareholders entitled to vote at ordinary general meetings of our shareholders. September 30 is the record date for the payment of interim dividends, if any. In addition, by a resolution of our board of directors and after giving at least two weeks’ prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to the rights pertaining to our shares.

Repurchase of Our Shares of Common Stock

We may repurchase our own shares:

•	through the Tokyo Stock Exchange or other stock exchanges on which our shares are listed, if authorized by a resolution of the board of directors;

•	by way of a tender offer, if authorized by a resolution of the board of directors;

•	from a specific party, if authorized by a special resolution of an ordinary general meeting of shareholders; or

•	from subsidiaries, if authorized by a resolution of the board of directors.

When the repurchase is made by us from a specific party, as authorized by a special resolution of an ordinary general meeting of shareholders, any shareholder may make a demand to a director, five days or more prior to the relevant shareholders’ meeting, that we also repurchase the shares held by that shareholder.

Repurchase of our own shares pursuant to an authorization of our board of directors must satisfy various specified requirements, including the requirement that the total amount of the repurchase price may not exceed the amount of the retained earnings available for interim dividend payments minus the amount of interim dividends, if paid. If it is anticipated that the net assets on our balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (1) through (8) in the fourth paragraph under “—Common Stock—Dividends,” we may not repurchase our own shares. In case we purchase our own shares pursuant to an authorization of our board of directors, we are required to report the reason by which the repurchase is considered necessary, type and number of shares and the aggregate amount of the repurchases carried out at the first ordinary shareholders’ meeting after the repurchase(s) in question.

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our own shares that we hold by a resolution of our board of directors. As of March 31, 2005, we (excluding our subsidiaries) owned 2,898 treasury shares.

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

General

As of March 31, 2005, we were authorized under our Articles of Incorporation to issue three classes of preferred stock totaling 321,400 shares of preferred stock, including 81,400 class 1 preferred shares, 120,000 class 3 preferred shares and 120,000 class 4 preferred shares. Following the amendment of our Articles of Incorporation, as of June 29, 2005, we were authorized to issue four classes of preferred stock totaling 920,000 shares of preferred stock, including 120,000 class 3 preferred shares, 400,000 class 5 preferred shares, 200,000 class 6 preferred shares and 200,000 class 7 preferred shares. Our preferred shares have equal preference over shares of common stock in respect of dividend entitlements and distribution upon our liquidation, but holders of the preferred shares are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under the Commercial Code. As of March 31, 2005, 40,700 shares of class 1 and 100,000 shares of class 3 preferred shares were outstanding, but there were no class 4 preferred shares outstanding. On April 1, 2005, we redeemed the remaining 40,700 class 1 preferred shares. We may, at any time, purchase and redeem, at fair value, any shares of preferred stock outstanding out of earnings available for distribution to shareholders.

Class 3 and class 5 preferred shares are not convertible into our common stock but are redeemable at our discretion. We may redeem shares of class 3 preferred shares at ¥2,500,000 per share, in whole or in part, on or after February 18, 2010. The redemption terms of class 5 preferred shares will be determined by the board of directors at the time of issuance of class 5 preferred shares. When issued, class 6 and class 7 preferred shares are convertible into our common stock during the period determined by resolution of the board of directors adopted at the time of issuance of such preferred shares. Any class 6 preferred shares or class 7 preferred shares for which no request for conversion into common stock is made during such period may be mandatorily converted on the day immediately following the last day of such period (the “Mandatory Conversion Date”) in the number obtained by dividing an amount equivalent to the subscription price per each relevant preferred share by the average daily closing price of our common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Conversion Date.

Preferred Dividends

In priority to the payment of dividends to holders of our common stock, the expected amount of preferred dividends payable each fiscal year for each class of our preferred stock is set forth below.

•	class 3 preferred shares: ¥60,000 per share

•	class 5 preferred shares: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥250,000 per share

•	class 6 preferred shares: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125,000 per share

•	class 7 preferred shares: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125,000 per share

In the event that our board of directors decides to pay an interim dividend to record holders of our common stock as of September 30 of any year, we will, in priority to the payment of that interim dividend, pay a preferred interim dividend in the amount specified in its articles of incorporation to record holders of our preferred stock as of September 30 of the same time. The amount of any preferred interim dividend will be deducted from the preferred dividend payable on the relevant class of our preferred stock for the same fiscal year.

No preferred dividend will be paid on any our preferred stock converted into our common stock for the period from the date following the record date for the preferred dividend or preferred interim dividend last preceding the relevant conversion date to the relevant conversion date, but the common stock issued upon conversion will be entitled to receive any dividend payable to holders of record of common stock upon the last preceding record date for common stock dividends.

No payment of dividends on our preferred stock or any other shares can be made unless we have sufficient retained earnings and a resolution to distribute such retained earnings is obtained at the relevant ordinary general meeting of shareholders, in the case of annual preferred dividends, or at the board of directors, in the case of preferred interim dividends.

Dividends on our preferred stock are non-cumulative. If the full amount of any dividend is not declared on our preferred stock in respect of any fiscal year, holders of our preferred stock do not have any right to receive dividends in respect of the deficiency in any subsequent fiscal year, and we will have no obligation to pay the deficiency or to pay any interest regardless of whether or not dividends are paid in respect of any subsequent fiscal year. The holders of our preferred stock are not entitled to any further dividends or other participation in or distribution of our profits.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, record holders of our preferred stock are expected to be entitled, equally in rank as among themselves, to receive upon liquidation and before any distribution of assets is made to holders of our common stock, a distribution out of our residual assets of:

•	¥2,500,000 per share of class 3 preferred shares,

•	¥2,500,000 per share of class 5 preferred shares,

•	¥2,500,000 per share of class 6 preferred shares, and

•	¥2,500,000 per share of class 7 preferred shares.

The holders of our preferred stock are not entitled to any further dividends or other participation in or distribution of our residual assets upon our liquidation.

Voting Rights

No holder of our preferred stock has the right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under the Commercial Code or other applicable law. Under the Commercial Code and our Articles of Incorporation, holders of our preferred stock will be entitled to receive notice of, and have one voting right per preferred share at, our general meetings of shareholders:

•	from the commencement of our ordinary general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to such meeting; or

•	from the close of any ordinary general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at such meeting.

In each case, holders of our preferred stock will be entitled to receive notice of and vote at the relevant general meetings of shareholders unless and until such time as a resolution of an ordinary general meeting of shareholders declaring a preferred dividend is passed.

American Depositary Shares

The Bank of New York will issue the American depositary receipts, or ADRs. Each ADR will represent ownership interests in American depositary shares, or ADSs. Each ADS represents one thousandth of a share of our common stock. Each ADS is held by Bank of Tokyo-Mitsubishi, acting as custodian, at its principal office in Tokyo, on behalf of The Bank of New York, acting as depositary. Each ADS will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADS holders. The Bank of New York’s corporate trust office is located at 101 Barclay Street, New York, New York 10286 and its principal executive office is located at One Wall Street, New York, New York 10286, U.S.A.

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

Before making a distribution, any withholding taxes that must be paid under Japanese law will be deducted. See “—Taxation—Japanese Taxation.” The Bank of New York will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the relevant exchange rates fluctuate during a time when The Bank of New York cannot convert the Japanese currency, you may lose some or all of the value of the distribution.

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

In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York may issue ADSs before the deposit of the underlying shares. This is called a pre-release of ADSs. A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of the shares to close out a pre-release. The depositary may pre-release ADSs only on the following conditions:

•	Before or at the time of the pre-release, the person to whom the pre-release is made must represent to the depositary in writing that it or its customer, as the case may be, owns the shares to be deposited;

•	The pre-release must be fully collateralized with cash or collateral that the depositary considers appropriate;

•	The depositary must be able to close out the pre-release on not more than five business days’ notice.

The pre-release will be subject to whatever indemnities and credit regulations that the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of a pre-release.

You may turn in your ADSs at the Corporate Trust Office of The Bank of New York’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADS at the office of the custodian. Or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its Corporate Trust Office.

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

The Bank of New York will notify you of the upcoming meeting and arrange to deliver our voting materials to you. The notice shall contain (a) such information as is contained in such notice of meeting, (b) a statement that as of the close of business on a specified record date you will be entitled, subject to any applicable provision of Japanese law and our Articles of Incorporation, to instruct The Bank of New York as to the exercise of the voting rights, if any, pertaining to the amount of shares or other deposited securities represented by your ADSs, and (c) a brief statement as to the manner in which such instructions may be given, including an express indication that instructions may be given to The Bank of New York to give a discretionary proxy to a person designated by us. Upon your written request, received on or before the date established by The Bank of New York for such purpose, The Bank of New York shall endeavor in so far as practicable to vote or cause to be voted the amount of shares or other deposited securities represented by your ADSs in accordance with the instructions set forth in your request. So long as Japanese law provides that votes may only be cast with respect to one or more whole shares or other deposited securities, The Bank of New York will aggregate voting instructions to the extent such instructions are the same and vote such whole shares or other deposited securities in accordance with your instructions. If, after aggregation of all instructions to vote received by The Bank of New York, any portion of the aggregated instructions constitutes instructions with respect to less than a whole share or other deposited securities, The Bank of New York will not vote or cause to be voted the shares or other deposited securities to which such portion of the instructions apply. The Bank of New York will not vote or attempt to exercise the right to vote that attaches to the shares or other deposited securities, other than in accordance with the instructions of the ADS holders. If no instructions are received by the Bank of New York from you with respect to any of the deposited securities represented by your ADSs on or before the date established by the Bank of New York for such purpose, the Bank of New York shall deem you to have instructed the Bank of New York to give a discretionary proxy to a person designated by us with respect to such deposited securities and the Bank of New York shall give a discretionary proxy to a person designated by us to vote such deposited securities, provided that no such instruction shall be given with respect to any matter as to which we inform the Bank of New York (and we have agreed to provide such information as promptly as practicable in writing) that (1) we do not wish such proxy given, (2) substantial opposition exists or (3) such matter materially and adversely affects the rights of holders of shares.

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

Fees and Expenses

ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property

Each cancellation of an ADS, including if the agreement terminates

$0.02 (or less) per ADSs	To the extent permitted by securities exchange on which the ADSs may be listed for trading any cash payment

Registration or transfer fees	Transfer and registration of shares on the share register of the foreign registrar from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares

Expenses of The Bank of New York	Conversion of foreign currency to US dollars cable, telex and facsimile transmission expenses

Taxes and other governmental charges The Bank of New York or Bank of Tokyo-Mitsubishi, as custodian, have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes

As necessary

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

Reclassifications, Recapitalizations and Mergers

If we:

•	reclassify, split up or consolidate any of our shares or the deposited securities,

•	recapitalize, reorganize, merge, liquidate, consolidate or sell all or substantially all of our assets or take any similar action, or

•	distribute securities on the shares that are not distributed to you,

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

At any time after one year following termination, The Bank of New York may sell any remaining deposited securities. After that, The Bank of New York will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The Bank of New York’s only obligations will be to account for the money and other cash and with respect to indemnification and to retain depositary documents. After termination, our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

Limitations on Obligations and Liability to ADS Holders

The deposit agreement expressly limits our obligations and the obligations of The Bank of New York. It also limits our liability and the liability of The Bank of New York. We and The Bank of New York:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law, any provision of our Articles of Incorporation or circumstances beyond their control from performing their obligations under the deposit agreement;

•	are not liable if either exercises or fails to exercise discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party unless indemnified to their satisfaction; and

•	may rely upon any advice of or information from legal counsel, accountants, any person depositing shares, any ADS holder or any other person believed in good faith to be competent to give them that advice or information.

In the deposit agreement, we and The Bank of New York agree to indemnify each other for liabilities arising out of acts performed or omitted by the other party in accordance with the deposit agreement.

Requirements for Depositary Actions

Before The Bank of New York will issue or register transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, it may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities,

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary, and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfers of ADSs generally when its transfer books are closed, when our transfer books are closed or at any time if it or we think it advisable to do so.

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (1) The Bank of New York has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the shares;

•	when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

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

D.     Exchange Controls

Foreign Exchange and Foreign Trade Law

The Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances incidental thereto, collectively known as the Foreign Exchange Law, set forth, among other matters, the regulations relating to the receipt by non-residents of Japan of payment with respect to shares to be issued by us and the acquisition and holding of shares by non-residents of Japan and foreign investors, both as defined below. It also applies in some cases to the acquisition and holding of our shares or ADSs representing such shares acquired and held by non-residents of Japan and by foreign investors. Generally, the Foreign Exchange Law currently in effect does not affect the right of a non-resident of Japan to purchase or sell an ADR outside Japan for non-Japanese currency.

“Non-residents of Japan” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, the branches and offices of non-resident corporations which are located in Japan are regarded as residents of Japan while the branches and offices of Japanese corporations located outside Japan are regarded as non-residents of Japan.

“Foreign investors” are defined as:

•	individuals not resident in Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

•	corporations of which 50% or more of the shares are held by individuals not resident of Japan and corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

•	corporations, a majority of officers (or a majority of officers having the power of representation) of which are non-resident individuals.

Dividends and Proceeds of Sales

Under the Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of our shares by non-residents by way of a stock split is not subject to any notification or reporting requirements.

Acquisition of Shares

In general, a non-resident who acquires shares from a resident of Japan is not subject to any prior filing requirement, although the Foreign Exchange Law empowers the Minister of Finance of Japan to require a prior approval for any such acquisition in certain limited circumstances.

If a foreign investor acquires our shares, and, together with parties who have a special relationship with that foreign investor, holds 10% or more of our issued shares as a result of such acquisition, the foreign investor must file a report of such acquisition with the Minister of Finance and any other competent Minister within 15 days from and including the date of such acquisition. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may modify or prohibit the proposed acquisition.

Deposit and Withdrawal under American Depositary Facility

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

Reporting of Substantial Shareholdings

The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the director of a competent finance bureau within 5 business days a report concerning such shareholdings.

A similar report must also be filed in respect of any subsequent change of 1% or more in any such holding ratio or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, share issuable to such person upon exchange of exchangeable securities, conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued shares of capital stock. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

E.    Taxation

Japanese Taxation

The following sets forth the material Japanese tax consequences to owners of shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable, which we refer to as “non-resident holders” in this section. The statements regarding Japanese tax laws below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date of this Annual Report and are subject to changes in the applicable Japanese laws, double taxation treaties, conventions or agreements or interpretations thereof occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident and any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

For the purpose of Japanese tax law and the Tax Convention (as defined below), a U.S. holder of ADSs will be treated as the owner of the shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before March 31, 2008 pursuant to Japanese tax law. After such date, the maximum withholding rate for U.S. holders (as defined below), which is generally set at 10% of the gross amount distributed, shall be applicable pursuant to the Tax Convention (as defined below).

On March 30, 2004, the Convention between the Government of the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Convention”), has been signed to replace its predecessor, which was signed on March 8, 1971 (the “Prior Treaty”). The Tax Convention establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate for U.S. holders (as defined below) is generally set at 10% of the gross amount distributed. However, the maximum rate is 5% of the gross amount distributed if the recipient is a corporation and owns directly or indirectly, on the date on which entitlement to the dividends is determined, at least 10% of the voting shares of the paying corporation. Furthermore, the amount distributed shall not be taxed if the recipient is (i) a pension fund which is a United States resident, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund or (ii) a parent company with a controlling interest in the paying company. In situations where an Eligible U.S. holder (as defined below)

would be entitled to greater benefits under the Prior Treaty than under the Tax Convention, at the election of such Eligible U.S. holder, the Prior Treaty shall continue to have effect for a period of twelve months after the relevant provisions of the Tax Convention would otherwise have gone into effect. U.S. holders (as defined below) are urged to consult their own tax advisors with respect to their eligibility for benefits under the Prior Treaty and the Tax Convention.

Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable. The rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before March 31, 2008 and 15% thereafter, except for dividends paid to any individual non-resident holder who holds 5% or more of our issued shares for which the applicable rate is 20%.

Non-resident holders of shares who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares or ADSs by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide this application service for the non-resident holders. Non-resident holders who do not submit an application in advance will generally be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

Gains derived from the sale or other disposition of shares or ADSs within or outside Japan by a non-resident holder are not, in general, subject to Japanese income or corporation taxes or other Japanese taxes.

Any deposits or withdrawals of shares by a non-resident holder in exchange for ADSs are not subject to Japanese income or corporation tax.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired shares or ADSs as legatee, heir or donee, even if none of the individual, the decedent or the donor is a Japanese resident.

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

The following summary is not a complete analysis or description of all potential United States federal income tax consequences to a particular U.S. holder. It does not address all United States federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities, tax-exempt entities, non-U.S. persons, persons holding a share or an ADS as part of a “straddle,” “hedge,” conversion or integrated transaction, holders whose “functional currency” is not the US dollar, holders liable for alternative minimum tax and holders of 10% or more of our voting shares) are subject to special tax treatment. This summary does not address any foreign, state, local or other tax consequences of investments in our shares or ADSs.

This summary addresses only shares or ADSs held as capital assets.

As used herein, a “U.S. holder” is a beneficial owner of shares or ADSs, as the case may be, that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust

•	the administration of which is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code; or

•	that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

An “Eligible U.S. holder” is a U.S. holder that:

•	is a resident of the United States for purposes of the Prior Treaty or the Tax Convention, as applicable from time to time,

•	does not maintain a permanent establishment or fixed base in Japan to which the shares or ADSs are attributable and through which the U.S. holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and

•	is otherwise eligible for benefits under the Prior Treaty or the Tax Convention, as applicable, with respect to income and gain derived in connection with the shares or ADSs.

A “Non-U.S. holder” is any beneficial holder of shares or ADSs that is not a U.S. holder.

If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisor.

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

Special adverse United States federal income tax rules apply if a U.S. holder holds shares or ADSs of a company that is treated as a “passive foreign investment company” (a “PFIC”) for any taxable year during which the U.S. holder held shares or ADSs. Based upon proposed Treasury regulations which are not yet in effect but are proposed to become effective for taxable years beginning after December 31, 1994 or, for electing taxpayers, for taxable years beginning after December 31, 1986, and upon certain management estimates, we do not expect Mitsubishi Tokyo Financial Group, Inc. to be a PFIC for United States federal income tax purposes in the current year or in future years. However, there can be no assurance that the described proposed regulations will be finalized in their current form, and the determination of whether Mitsubishi Tokyo Financial Group, Inc. is a PFIC is based upon, among other things, the composition of our income and assets and the value of our assets from time to time. U.S. holders should consult their own tax advisors as to the potential application of the PFIC rules to their ownership and disposition of shares or ADSs.

Taxation of Dividends

U.S. holders will include the gross amount of any distribution received with respect to shares or ADSs (before reduction for Japanese withholding taxes), to the extent paid out of the current or accumulated earnings and profits (as determined for United States federal income tax purposes) of Mitsubishi Tokyo Financial Group, Inc., as ordinary income in their gross income. The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. holder will not be eligible for the “dividends-received deduction” allowed to United States corporations in respect of dividends received from other United States corporations. To the extent that an amount received by a U.S. holder exceeds such holder’s allocable share of our current earnings and profits, such excess will be applied first to reduce such holder’s tax basis in its shares or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares or ADSs. Then, to the extent such distribution exceeds such U.S. holder’s tax basis, such excess will be treated as capital gain. The amount of the dividend will be the US dollar value of the Japanese yen payments received. This value will be determined at the spot Japanese yen/US dollar rate on the date the dividend is received by the depositary in the case of U.S. holders of ADSs, or by the shareholder in the case of U.S. holders of shares, regardless of whether the dividend payment is in fact converted into US dollars at that time. If the Japanese yen received as a dividend are not converted into US dollars on the date of receipt, a U.S. holder will have basis in such Japanese yen equal to their dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the Japanese yen will generally be treated as U.S. source ordinary income or loss.

Subject to certain limitations, the Japanese tax withheld will be creditable against the U.S. holder’s United States federal income tax liability or may be claimed as a deduction from the U.S. holder’s federal adjusted gross income provided that the U.S. holder elects to deduct all foreign taxes paid on the same taxable year. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will constitute “passive income” or, in the case of certain U.S. holders, “financial services income.” The rules governing U.S. foreign tax credits are very complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”) affects the taxation of dividends. The Act eliminates the tax rate difference between “qualified dividends” and capital gains for United States individual investors. Qualified dividends include dividends received from both domestic corporations and “qualified foreign corporations.” Qualified foreign corporations include those corporations eligible for the benefits of a comprehensive income tax treaty with the U.S.; both the Prior Treaty and the Tax Convention are such treaties. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year are not qualified dividends. We believe that Mitsubishi Tokyo Financial Group, Inc. is a qualified foreign corporation and that dividends received by U.S. investors with respect to shares or ADSs of Mitsubishi Tokyo Financial Group, Inc. will be qualified dividends. Note that these provisions do not effect dividends received by Non-U.S. holders.

Taxation of Capital Gains

Upon a sale or other disposition of shares or ADSs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the US dollar value of the amount realized and the U.S. holder’s tax basis, determined in US dollars, in such shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such shares or ADSs exceeds one year. A U.S. holder’s adjusted tax basis in its shares or ADSs will generally be the cost to the holder of such shares or ADSs. Any such gain or loss realized by a U.S. holder upon disposal of the shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Any deposits and/or withdrawals of shares made with respect to ADSs are not subject to United States federal income tax.

Information Reporting and Backup Withholding

Dividends paid on shares or ADSs to a U.S. holder, or proceeds from a U.S. holder’s sale or other disposition of shares or ADS, may be subject to information reporting requirements. Those dividends or proceeds from sale or disposition may also be subject to backup withholding unless the U.S. holder:

•	is a corporation or comes within some other categories of exempt recipients, and, when required, demonstrates this fact, or

•	provides a correct taxpayer identification number on a properly completed U.S. Internal Revenue Service Form W-9 or substitute form, certifies that the U.S. holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against the U.S. holder’s United States federal income tax liability or refundable to the extent that it exceeds such liability if the U.S. holder provides the required information to the Internal Revenue Service. If a U.S. holder is required to and does not provide a correct taxpayer identification number, the U.S. holder may be subject to penalties imposed by the Internal Revenue Service. All holders should consult their tax advisors as to their qualification for the exemption from backup withholding and the procedure for obtaining an exemption.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We file periodic reports and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices. Please call the SEC at 1-800-732-0330 for further information on the operation of its public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at http://www.mtfg.co.jp.

I.    Subsidiary Information

Please refer to discussion under “Item 4.C. Information on the Company—Organizational Structure.”

Item 11.	Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.

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

We face credit risks, market risks, liquidity risks, operational risks and other risks. We manage these risks through our risk management system. The risks we face may be broadly divided into two types. One type consists of credit and market risks that are inherent in our profit-seeking activities. The second type involves risks associated with our own operations. Our management goal is to achieve a balance between earnings and risks. For this purpose, we have instituted an integrated risk management policy throughout our group to identify, quantify, control, monitor and manage risk using consistent standards and techniques in each of our businesses.

In addition to the subsidiary banks stated below, we are in the process of establishing a group-wide risk management system that includes Mitsubishi Securities, which became a directly-held subsidiary of ours as of July 1, 2005.

Risk Management System

We have an integrated risk management framework. The holding company and each of the subsidiary banks have their own chief risk officers and risk management divisions, which are independent of their respective operational segments.

We determine our group-wide risk management policy at the holding company level, and our subsidiary banks implement the policy accordingly. The holding company seeks to raise group-wide risk awareness, integrate and improve the group’s risk management framework, allocate risk capital appropriately and eliminate specific concentrations of risk. Our board of directors is responsible for our group-wide risk management and control principles, and the boards of directors of our subsidiary banks are responsible for the respective bank’s risk management and control principles.

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

Credit Risk Management

Credit risk is the risk that we will be unable to collect the amount due to us on the due date of a particular obligation as a result of the deterioration of the borrower’s financial condition. Credit risk is realized when a credit instrument previously extended to a borrower loses part or all of its value. This in turn exposes us to financial loss. We have established an internal framework to maintain our asset quality, manage credit risk exposure and achieve earnings commensurate with the risks undertaken by us.

Quantitative Analysis of Credit Risk

Using a highly complex model, we analyze our credit risk quantitatively. This model measures credit risk based on historical data relating to credit amounts, default rates and recovery rates that we have collected from our subsidiary banks and takes into account the correlation among borrowers’ default probabilities. We manage our credit risk based upon this analysis.

Portfolio Management

We work to achieve earnings commensurate with the risk levels undertaken by us. Our strategy is to price our products based upon expected losses, as determined in accordance with our internal credit rating system. At the same time, by monitoring loan amounts and credit exposure by credit rating, type of business and region, we seek to avoid a concentration of our credit risks in specific categories. We regularly hold a committee to specifically discuss issues relating to credit concentration.

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

Credit Rating System

We use a credit rating system with a scale of 1 to 15 to evaluate credit risk, as set out in the table below. Based on this system, we conduct a self-assessment of our assets and a quantitative risk measurement of credit risk, manage our loan portfolio and determine our pricing strategy. The credit rating system, which is based on the concept of probabilities of default, is consistent with both the method of evaluating credit risk under the new Basel Capital Accord and those of third-party credit rating agencies. Our credit rating system is also designed to conform to the regulatory authorities’ risk grading standards for classified loans. Our subsidiary banks constantly monitor changes in all of our customers’ creditworthiness and change ratings if necessary, so that they perform accurate assessment of their own assets. With respect to country risk, we assess each country using ten alphanumeric grades and determine a country risk rating.

	Credit rating
	1-9	10-12		13		14		15
Borrower grade	Normal	Close Watch	(1)	Likely to Become Bankrupt	(2)	Virtually Bankrupt	(3)	Bankrupt	(3)

(1)	Borrowers classified as “Close Watch” require close scrutiny because their business performance is unstable or their financial condition is unfavorable. Borrowers ranked 10, 11, and 12 correspond with “Needs Attention” and borrowers ranked 12 also correspond with “Special Attention,” a subcategory of “Needs Attention,” under the Financial Services Agency’s classification.
(2)	Borrowers classified as “Likely to Become Bankrupt” are not yet bankrupt, but are in financial difficulty with poor progress in achieving their business restructuring plans or are likely to become bankrupt in the future. Borrowers ranked 13 correspond with “In Danger of Bankruptcy” under the Financial Service Agency’s classification.
(3)	Borrowers classified as “Virtually Bankrupt” and “Bankrupt” are considered to be virtually bankrupt or are legally bankrupt. Borrowers ranked 14 and 15 correspond with “De Facto Bankrupt” and “Bankrupt,” respectively, under the Financial Services Agency’s classification.

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

Reducing the amount of shares held for strategic purposes and thereby minimizing the risk of price declines has become a pressing issue for banks in Japan. Reductions have become necessary to manage risks effectively and to comply with the law to limit the shareholdings of banks. The law requires banks to reduce the balance of their shares to a level below the level of their Tier I capital by September 2006. We achieved this target as of September 30, 2003, and have continued to maintain such levels as of March 31, 2005.

In addition to the disposition of shares undertaken to satisfy legal requirements, we carry out a quantitative analysis of the risks related to our strategically-held shares from a risk management viewpoint. According to our calculations, the market value of our total strategically-held shares as of March 31, 2005 increases or decreases approximately ¥3.1 billion when the TOPIX Index moves one percentage point upward or downward.

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

Market Risk Management Process at Subsidiary Banks

At each of our subsidiary banks, we maintain checks and balances through a system in which back and middle offices operate independently from front offices. In addition, ALM committee/ALM council meetings are held at Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank respectively, every month to review important matters related to market risk and control.

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

Our subsidiary banks set the quantitative limits for market risk and stop loss and their middle offices monitor these limits on a daily basis. The middle office of the holding company monitors our subsidiary banks’ control over their limits and reports to its chief risk management officer on a daily basis as well. We also monitor total loss levels on a consolidated basis.

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

We use a historical simulation model in VaR Risk calculation. VaR is based on 10-day holding period, with a 99% confidence interval based on an observation period consisting of the preceding 701 business days. The HS model assumes that historical changes in market value are representative of future changes and involves fewer assumptions about the distribution of portfolio losses than parameter-based methodologies. So it is capable of capturing certain statistically infrequent movements, e.g., a fat tail and accounts for the characteristics of instruments with non-linear behavior.

The internal market risk model used by the holding company and subsidiary banks has been verified by external auditors as meeting the qualitative and quantitative criteria set forth in Section B of the January 1996 Amendment to the Capital Accord to Incorporate Market Risks and the Japanese Banking Law. We use the historical simulation model to calculate our capital adequacy ratios.

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

Illustrations of Market Risks in the Fiscal Year Ended March 31, 2005

Trading activities

The VaR for our total trading activities in the fiscal year ended March 31, 2005 is presented in the table below. Total amount of VaR as of March 31, 2005 were higher compared to those as of March 31,2004. As of March 31, 2005, market risks related to yen interest rate had increased, while interest rate risks related to US dollar, foreign exchange rate, equities and commodities decreased. On a daily average basis, risks related to yen interest rate risks and equities had increased, while interest rate risks related to the US dollar and commodities had decreased.

	(April 2003—March 2004)
	(in billions)
VaR for Trading Activities

Risk category	Daily avg.	High	Low	March 31, 2004
Interest rate	¥3.59	¥9.00	¥1.20	¥2.69
Of which, yen	2.20	9.00	0.71	1.92
Of which, U.S. dollar	1.55	5.34	0.34	1.53
Foreign exchange	1.49	3.84	0.38	0.73
Equities	0.69	1.34	0.28	0.86
Commodities	0.36	0.81	0.07	0.69
Diversification effect	(1.84)	—	—	(1.72)

Total	¥4.29	¥9.39	¥2.05	¥3.24

	(April 2004—March 2005)
	(in billions)
VaR for Trading Activities

Risk category	Daily avg.	High	Low	March 31, 2005
Interest rate	¥3.08	¥13.02	¥1.27	¥6.83
Of which, yen	2.36	12.24	0.66	6.47
Of which, U.S. dollar	1.01	2.24	0.45	0.78
Foreign exchange	1.49	2.73	0.32	0.38
Equities	0.79	3.11	0.51	0.51
Commodities	0.05	0.13	0.02	0.04
Diversification effect	(1.77)	—	—	(1.69)

Total	¥3.64	¥12.77	¥1.87	¥6.06

Note:	Based on a 10-day holding period, with a confidence interval of 99% based on 701 business days of historical data. The highest and lowest VaR were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2005 was as follows:

Quarter	Daily average VaR
April - June 2004	¥3.03 billion
July - September 2004	¥2.73 billion
October - December 2004	¥3.64 billion
January - March 2005	¥5.20 billion

Quantitative market risks fluctuate throughout the year, reflecting the reaction of trading activities to market volatility. Although market conditions were often volatile during the fiscal year ended March 31, 2005, our trading-related revenue was relatively stable, with positive trading-related revenue recorded for 210 of 261 trading days during the period. Furthermore, the amount of trading-related revenue per day was kept within a stable range, with 29 days of positive revenue and no day of negative revenue exceeding ¥1 billion.

Backtesting

We conduct backtesting in which estimated quantitative risks are compared with actual realized and unrealized losses to verify the accuracy of our VaR measurement model. Actual losses never exceeded VaR in our backtesting of trading days in the fiscal year ended March 31, 2005. This means that our VaR model provided reasonably accurate measurements during the fiscal year ended March 31, 2005.

Stress Testing

We calculate, on a daily basis, the predicted losses of our current positions in each market sector, applying the worst ten-day volatility recorded during the observation period of 701 business days. As of March 31, 2005, we held a total trading activity position of ¥9.6 billion of predicted loss of trading positions, while ¥4.7 billion as of March 31, 2004.

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

Non-trading Activities

VaR for our total non-trading activities as of March 31, 2005, excluding market risks related to our strategic equity portfolio and measured using the same standard as used for trading activities, was ¥133.88 billion, a ¥0.81 billion increase from March 31, 2004. In the fiscal year ended March 31, 2005, market risks related to interest rate declined ¥7.06 billion, while equities-related risks increased ¥16.01 billion as a result of the increase in exposure.

Interest rate risks accounted for approximately 68% of our total non-trading activity market risks, consisting of interest rate risk, foreign exchange rate risk, equities risk and commodities risk. In the fiscal year ended March 31, 2005, the daily average interest rate VaR totaled ¥162.13 billion, with the highest recorded VaR being ¥205.68 billion and the lowest being ¥115.10 billion.

The daily average interest rate VaR by quarter in the fiscal year ended March 31, 2005 was as follows:

Quarter	Daily average VaR
April - June 2004	¥139.91 billion
July - September 2004	¥151.57 billion
October - December 2004	¥192.42 billion
January - March 2005	¥172.13 billion

We analyze interest rate risks by major currencies compared to the previous fiscal year. The Japanese yen interest rate risk ratio as of March 31, 2005 decreased significantly from 50% to 39%, while US dollar-related interest rate risk ratio increased from 35% to 44% and euro-related interest rate risk increased from 14% to 16%, each as compared to March 31, 2004.

Liquidity Risk Management

Liquidity risk is mainly the risk of incurring losses if a poor financial position hampers our subsidiaries’ ability to cover funding requirements. Our subsidiary banks maintain appropriate liquidity in both Japanese yen and foreign currencies. Our subsidiary banks manage the daily funding mechanism and the funding sources, such as liquidity gap, liquidity-supplying products such as commitment lines and buffer assets.

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

Operational Risk Management

Operational risk refers to losses sustained due to defective internal control systems and disasters and other external factors. We deal with a wide variety of risks including those related to liquidity, operations, information security, staff management, criminal activity, transactions with customers, legal and compliance matters, disasters, reputation, and business management. The need for the establishment of an operational risk management system is growing as operational risk loss incidents continue to occur not only at financial institutions but at other companies as well. In response to this need, the Basel Committee on Banking Supervision requires banks to charge operational risks to capital in the New Basel Capital Accord. For appropriate operational risk identification, assessment, control and monitoring, we are developing a risk management system that includes loss data collection and monitoring, control self-assessment, and measurement of operational risk.

Operations Risk Management

Operations risk is the risk that we will incur losses because our management or our employees fail to perform their jobs properly, cause accidents or engage in improprieties. To reduce operations risk, our subsidiary banks endeavor to ensure the strict observance of procedures and rules, use automation and systems to reduce manual work, enhance systems for the management of cash and other instruments that require physical handling, maintain loss data base for analysis of loss events, and enhance internal audit and guidance for proper operations. They also provide operational counseling and have implemented cross-checking measures such as internal audits. We share information and know-how internally on operational incidents and measures to prevent the recurrence of similar events.

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

Compliance

We consider compliance to be one of the most important considerations in conducting our businesses. As such, we regularly review our compliance systems and seek enhancements throughout our organization. Our holding company actively participates in the planning of our overall compliance efforts and continuously monitors and supervises the status of these efforts. We have a committee, which includes directors in charge of compliance at the holding company and our subsidiary banks, that holds quarterly meetings and considers items needed to improve and strengthen our overall compliance framework. In addition, the holding company’s compliance advisory committee, which is composed of external experts in the fields of law and accounting, also aims to improve the effectiveness and transparency of our compliance efforts by making relevant proposals to the board of directors of our holding company. We have set up an accounting audit hotline based on clause 301 of the Sarbanes-Oxley act of 2002 to be used to make reports related to instances of improper practices (violations of laws and regulations) and inappropriate practices, or of practices raising questions about such impropriety or inappropriateness regarding to accounting and internal control or audits related to accounting in Group companies.

Our subsidiary banks each maintain an office dedicated to the coordination of compliance-related activities. These offices seek to raise staff awareness of compliance issues by implementing compliance programs and issuing and updating compliance manuals that explain relevant legal requirements and internal rules, as well as through various staff training sessions. Compliance committee meetings are held at regular intervals to confirm the bank’s compliance status and to discuss related topics. Compliance officers are appointed at all of our domestic and overseas headquarters and branch offices to perform periodic self-assessment and training. Independent checks are performed by separate internal audit sections to assess the effectiveness of our compliance measures.

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

In establishing efficient and effective audit work schedules, the type and magnitude of risks involved are considered in determining the frequency and depth of the audit activities. In the audit division of the holding company, we have a monitoring group which evaluates and verifies appropriateness and effectiveness of internal control structures including our risk management structure, mainly by monitoring internal audit activities of our subsidiary banks. As a core component of its activities, we utilize process-oriented audits advocated by the Committee of Sponsoring Organizations of the Treadway Commission in a way that ensures the effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations. We have planned and carried out audit-related joint projects with subsidiary banks, including cooperative audits, establishment of general audit guidelines, and joint training programs.

We have a committee, which includes directors in charge of internal audit at the holding company and our subsidiary banks, that discusses our internal audit structure and important policies for the group. This committee, which holds quarterly meetings, also reviews various audit-related projects and, if appropriate, promotes them group-wide.

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

Our board of corporate auditors has determined that Mr. Mitsuo Minami is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Minami, a corporate auditor, has spent most of his business career auditing Japanese corporations as a certified public accountant.

Mr. Mitsuo Minami resigned as a corporate auditor on June 29, 2005, and Mr. Tsutomu Takasuka was elected as a corporate auditor on the same day. Our board of corporate auditors has determined that Mr. Takasuka is “an audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Takasuka, a corporate auditor, has also spent most of his business career auditing Japanese corporations as a certified public accountant and has been a professor at Bunkyo Gakuin University since April 2004.

Item 16B.	Code of Ethics.

We have adopted a code of ethics, compliance rules and a compliance manual, each of which applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions.

Our compliance rules set forth the necessity of adherence to our code of ethics by our directors, executive officers and employees. These rules also set forth the roles and responsibilities of our employees, compliance officers, Corporate Risk Management Division Compliance Group and others in the event of a breach of the compliance rules.

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

A copy of the sections of our code of ethics, compliance rules and compliance manual relating to the “code of ethics” (as defined in paragraph (b) of Item 16B. of Form 20-F) is attached as Exhibit (11) to this Annual Report. No amendments to those sections of our code of ethics, compliance rules and compliance manual have been made, and no waivers of the code of ethics, compliance rules and compliance manual have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ending March 31, 2005.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu

The aggregate fees billed by Deloitte Touche Tohmatsu, our independent auditor, for the fiscal years ended March 31, 2004 and 2005 are presented in the following table.

	2004	2005
	(in millions)
Audit fees	¥1,719	¥2,029
Audit-related fees	137	1,685
Tax fees	106	168
All other fees	127	111

Total	¥2,089	¥3,993

The description of our fees billed for each categories described above is as follows:

Audit fees—Audit fees are primarily for annual audit of our financial statements, review of our semi-annual condensed financial statements, statutory audit of our financial statements and audits of our subsidiary financial statements. Audit fees for the fiscal year ended March 31, 2005 also include fees billed for issuance of consent letters on our registration statements on Form F-4 in connection with the planned management integration with the UFJ Group.

Audit-related fees—Audit-related fees primarily include accounting consultations, agreed upon procedures on internal controls, employee benefit plan audit and advisory services relating to the implementation of Section 404 of the Sarbanes-Oxley Act. Audit-related fees for the fiscal year ended March 31, 2005 also include due diligence services related to the planned management integration with the UFJ Group.

Tax fees—Tax fees relate primarily to tax compliance including assistance to preparation of tax return filings, tax advisory and tax planning services.

All other fees—All other fees primarily include agreed upon procedures related to operational audits of our overseas branches.

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

•	Periodic application is an application for pre-approval made each fiscal year for services that are expected to be provided by Deloitte Touche Tohmatsu during the next fiscal year.

•	Case-by-case application is an application for pre-approval made on a case-by-case basis for services to be provided by Deloitte Touche Tohmatsu that are not otherwise covered by the relevant periodic application.

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

For the fiscal year ended March 31, 2005, all services were pre-approved either by the board of corporate auditors or a full-time corporate auditor in accordance with the pre-approval policies and procedures described above, except that approximately 0.02% of total audit-related fees, 4.3% of total tax fees and 3.8% of total all other fees were approved by the board of corporate auditors pursuant to Regulation S-X 2-01(c)(7)(ii)(c).

Item 16D.	Exemptions From Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Common Shares

	Total Number of Shares Purchased	Average Price Paid per Share (¥)	Total Number of Shares Purchased as Part of Publicly Announced Plans of Programs	Maximum Number of Shares that May yet Be Purchased Under the Plans
April 1 to April 30, 2004	92.00	1,042,276.85	—	—
May 1 to May 31, 2004	21.78	918,192.38	—	—
June 1 to June 30, 2004	51.08	947,930.31	—	—
July 1 to July 31, 2004	146.72	1,035,545.26	—	—
August 1 to August 31, 2004	54.12	998,973.95	—	—
September 1 to September 30, 2004	48.01	965,595.71	—	—
October 1 to October 31, 2004	47.61	932,074.98	—	—
November 1 to November 30, 2004	88.14	948,933.97	—	—
December 1 to December 31, 2004	142.06	981,829.37	—	—
January 1 to January 31, 2005	100.72	1,017,190.73	—	—
February 1 to February 28, 2005	76.55	978,353.76	—	—
March 1 to March 31, 2005	62.99	952,313.86	—	—

Total	931.78	988,957.04	—	—

We have not made any purchases of our shares other than the above.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit		Description
1	(a)	Articles of Incorporation of Mitsubishi Tokyo Financial Group, Inc., as amended and restated on June 29, 2005. (English Translation)
1	(b)	Corporation Meetings Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended on April 1, 2004. (English Translation)*
1	(c)	Board of Directors Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended on July 29, 2004. (English Translation)*
1	(d)	Share Handling Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended and restated on June 29, 2005. (English Translation)
2	(a)	Form of stock certificates.*
2	(b)	Form of American Depositary Receipt.**
2	(c)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc., The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder.**
4	(a)	Integration Agreement, dated February 18, 2005, and the amendment thereto, dated April 20, 2005, among Mitsubishi Tokyo Financial Group, Inc., The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., UFJ Holdings, Inc., UFJ Bank Limited, UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd. (English Translation)***
4	(b)	Merger Agreement, dated April 20, 2005, between Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings, Inc. (English Translation)****
8		Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”
11		Code of ethics, compliance rules and compliance manual of Mitsubishi Tokyo Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)*
12		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
13		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
15		Consent of Auditors.

*	Incorporated by reference from the Annual Report on Form 20-F filed on September 28, 2004.
**	Incorporated by reference from Post Effective Amendment No. 1 to the Registration Statement on Form F-6 (Reg. No. 333-13338) filed on December 23, 2004.

***	Incorporated by reference from Annex A to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-123136).
****	Incorporated by reference from Annex B to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-123136).

SELECTED STATISTICAL DATA

Due to close integration of our foreign and domestic activities, it is difficult to make a precise determination of the assets, liabilities, income and expenses of our foreign operations. The foreign operations as presented include the business conducted by overseas subsidiaries and branches, and the international business conducted by the several international banking related divisions headquartered in Japan. Our management believes that the results appropriately represent our domestic and foreign activities.

During the fiscal year ended March 31, 2003, the Bank of Japan changed its industry segment loan classification. Such change primarily includes the introduction of a new “Communication and information services” category. Due to the introduction of the new category, certain businesses previously included in “Manufacturing,” “Services” and “Other” industries were reclassified into “Communication and information services.” This change is expected to provide a more suitable and detailed description of the loan portfolio. In response to the change, we modified our loan reporting system. For comparative purposes, we provide the loan information by industry segment as of March 31, 2003, 2004 and 2005, including III. Loan Portfolio and IV. Summary of Loan Loss Experience, based on both the old and new industry segment classifications.

Upon the acquisition of additional shares of ACOM CO., LTD. in April 2004, we applied the equity method of accounting to our investments in ACOM in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary. Accordingly, certain financial information for fiscal years ended on and before March 31, 2004 has been retroactively adjusted.

I.    Distribution of Assets, Liabilities and Shareholders’ Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2003, 2004 and 2005. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2003			2004			2005
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥365,166	¥3,773	1.03%	¥314,643	¥4,072	1.29%	¥311,368	¥6,115	1.96%
Foreign	3,199,131	68,837	2.15	2,804,134	44,021	1.57	3,052,860	60,583	1.98

Total	3,564,297	72,610	2.04	3,118,777	48,093	1.54	3,364,228	66,698	1.98

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	1,504,164	4,518	0.30	3,436,564	3,130	0.09	3,578,564	3,284	0.09
Foreign	2,483,718	56,857	2.29	2,392,079	38,145	1.59	2,476,391	48,694	1.97

Total	3,987,882	61,375	1.54	5,828,643	41,275	0.71	6,054,955	51,978	0.86

Trading account assets:
Domestic	3,753,237	10,330	0.28	5,455,464	23,005	0.42	5,177,032	25,780	0.50
Foreign	634,006	1,710	0.27	555,837	5,446	0.98	687,253	5,049	0.73

Total	4,387,243	12,040	0.27	6,011,301	28,451	0.47	5,864,285	30,829	0.53

Investment securities (see Note 1):
Domestic	17,957,078	122,348	0.68	18,989,987	111,772	0.59	25,978,515	125,081	0.48
Foreign	6,651,616	268,790	4.04	7,951,162	270,497	3.40	7,261,113	245,486	3.38

Total	24,608,694	391,138	1.59	26,941,149	382,269	1.42	33,239,628	370,567	1.11

Loans (see Note 2):
Domestic	39,025,438	602,899	1.54	39,328,149	572,157	1.45	41,380,643	577,088	1.39
Foreign	10,673,412	442,431	4.15	9,622,611	349,509	3.63	9,581,539	345,463	3.61

Total	49,698,850	1,045,330	2.10	48,950,760	921,666	1.88	50,962,182	922,551	1.81

Total interest-earning assets:
Domestic	62,605,083	743,868	1.19	67,524,807	714,136	1.06	76,426,122	737,348	0.96
Foreign	23,641,883	838,625	3.55	23,325,823	707,618	3.03	23,059,156	705,275	3.06

Total	86,246,966	1,582,493	1.83	90,850,630	1,421,754	1.56	99,485,278	1,442,623	1.45

Non-interest-earning assets:
Cash and due from banks	1,978,884			4,217,976			4,663,475
Other non-interest-earning assets	8,841,807			8,949,009			7,526,806
Allowance for credit losses	(1,668,959)			(1,210,948)			(846,153)

Total non-interest-earning assets	9,151,732			11,956,037			11,344,128

Total assets from discontinued operations	80,280			21,183			—

Total average assets	¥95,478,978			¥102,827,850			¥110,829,406

Notes:

1.	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
2.	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields with insignificant impact.

	Fiscal years ended March 31,
	2003			2004			2005
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(in millions, except percentages)
Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥50,445,839	¥86,460	0.17%	¥52,741,521	¥67,115	0.13%	¥53,201,971	¥74,960	0.14%
Foreign	8,964,019	157,295	1.75	8,883,246	111,434	1.25	9,764,563	146,320	1.50

Total	59,409,858	243,755	0.41	61,624,767	178,549	0.29	62,966,534	221,280	0.35

Debentures—Domestic	1,343,078	8,508	0.63	498,518	4,035	0.81	68,296	351	0.51

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	4,839,272	13,402	0.28	6,729,173	20,792	0.31	7,565,432	31,005	0.41
Foreign	3,647,691	93,553	2.56	4,199,303	63,161	1.50	3,143,399	50,275	1.60

Total	8,486,963	106,955	1.26	10,928,476	83,953	0.77	10,708,831	81,280	0.76

Due to trust account— Domestic	1,691,359	8,673	0.51	1,326,313	4,950	0.37	1,349,118	3,887	0.29

Other short-term borrowings and trading account liabilities:
Domestic	2,825,797	13,853	0.49	4,536,380	26,997	0.60	10,410,410	29,826	0.29
Foreign	624,089	17,287	2.77	558,848	7,265	1.30	1,319,028	24,215	1.84

Total	3,449,886	31,140	0.90	5,095,228	34,262	0.67	11,729,438	54,041	0.46

Long-term debt:
Domestic	3,682,571	92,213	2.50	4,319,231	93,891	2.17	4,600,095	91,519	1.99
Foreign	1,594,637	48,026	3.01	1,182,522	26,874	2.27	943,511	18,873	2.00

Total	5,277,208	140,239	2.66	5,501,753	120,765	2.20	5,543,606	110,392	1.99

Total interest-bearing liabilities:
Domestic	64,827,916	223,109	0.34	70,151,136	217,780	0.31	77,195,322	231,548	0.30
Foreign	14,830,436	316,161	2.13	14,823,919	208,734	1.41	15,170,501	239,683	1.58

Total	79,658,352	539,270	0.68	84,975,055	426,514	0.50	92,365,823	471,231	0.51

Non-interest-bearing liabilities	13,337,356			14,547,857			14,583,539

Total liabilities from discontinued operations	50,991			15,155			—

Shareholders’ equity	2,432,279			3,289,783			3,880,044

Total average liabilities and shareholders’ equity	¥95,478,978			¥102,827,850			¥110,829,406

Net interest income and average interest rate spread		¥1,043,223	1.15%		¥995,240	1.06%		¥971,392	0.94%

Net interest income as a percentage of average total interest-earning assets			1.21%			1.10%			0.98%

The percentage of average total assets attributable to foreign activities was 29.3%, 27.2% and 23.9%, respectively, for the fiscal years ended March 31, 2003, 2004 and 2005.

The percentage of average total liabilities attributable to foreign activities was 29.9%, 27.9% and 24.8%, respectively, for the fiscal years ended March 31, 2003, 2004 and 2005.

Analysis of Net Interest Income

The following table shows changes in our net interest income between changes in volume and changes in rate for the fiscal year ended March 31, 2004 compared to the fiscal year ended March 31, 2003 and the fiscal year ended March 31, 2005 compared to the fiscal year ended March 31, 2004.

	Fiscal year ended March 31, 2003 versus fiscal year ended March 31, 2004			Fiscal year ended March 31, 2004 versus fiscal year ended March 31, 2005
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥(522)	¥821	¥299	¥(42)	¥2,085	¥2,043
Foreign	(6,834)	(17,982)	(24,816)	4,164	12,398	16,562

Total	(7,356)	(17,161)	(24,517)	4,122	14,483	18,605

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	1,760	(3,148)	(1,388)	130	24	154
Foreign	(1,513)	(17,199)	(18,712)	1,386	9,163	10,549

Total	247	(20,347)	(20,100)	1,516	9,187	10,703

Trading account assets:
Domestic	5,832	6,843	12,675	(1,174)	3,949	2,775
Foreign	(211)	3,947	3,736	965	(1,362)	(397)

Total	5,621	10,790	16,411	(209)	2,587	2,378

Investment securities (see Note 2):
Domestic	6,080	(16,656)	(10,576)	33,648	(20,339)	13,309
Foreign	44,210	(42,503)	1,707	(23,466)	(1,545)	(25,011)

Total	50,290	(59,159)	(8,869)	10,182	(21,884)	(11,702)

Loans:
Domestic	4,404	(35,146)	(30,742)	28,624	(23,693)	4,931
Foreign	(40,517)	(52,405)	(92,922)	(1,485)	(2,561)	(4,046)

Total	(36,113)	(87,551)	(123,664)	27,139	(26,254)	885

Total interest income:
Domestic	17,554	(47,286)	(29,732)	61,186	(37,974)	23,212
Foreign	(4,865)	(126,142)	(131,007)	(18,436)	16,093	(2,343)

Total	¥12,689	¥(173,428)	¥(160,739)	¥42,750	¥(21,881)	¥20,869

Notes:

1.	Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
2.	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2003 versus fiscal year ended March 31, 2004			Fiscal year ended March 31, 2004 versus fiscal year ended March 31, 2005
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions)
Interest expense:
Deposits:
Domestic	¥2,921	¥(22,266)	¥(19,345)	¥591	¥7,254	¥7,845
Foreign	(1,022)	(44,839)	(45,861)	11,782	23,104	34,886

Total	1,899	(67,105)	(65,206)	12,373	30,358	42,731

Debentures—Domestic	(5,350)	877	(4,473)	(3,376)	(308)	(3,684)

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	5,701	1,689	7,390	2,816	7,397	10,213
Foreign	8,297	(38,689)	(30,392)	(15,882)	2,996	(12,886)

Total	13,998	(37,000)	(23,002)	(13,066)	10,393	(2,673)

Due to trust account—Domestic	(1,578)	(2,145)	(3,723)	66	(1,129)	(1,063)

Other short-term borrowings and trading account liabilities:
Domestic	9,712	3,432	13,144	16,829	(14,000)	2,829
Foreign	(938)	(9,084)	(10,022)	13,008	3,942	16,950

Total	8,774	(5,652)	3,122	29,837	(10,058)	19,779

Long-term debt:
Domestic	13,840	(12,162)	1,678	5,588	(7,960)	(2,372)
Foreign	(10,941)	(10,211)	(21,152)	(5,204)	(2,797)	(8,001)

Total	2,899	(22,373)	(19,474)	384	(10,757)	(10,373)

Total interest expense:
Domestic	25,246	(30,575)	(5,329)	22,514	(8,746)	13,768
Foreign	(4,604)	(102,823)	(107,427)	3,704	27,245	30,949

Total	¥20,642	¥(133,398)	¥(112,756)	¥26,218	¥18,499	¥44,717

Net interest income:
Domestic	¥(7,692)	¥(16,711)	¥(24,403)	¥38,672	¥(29,228)	¥9,444
Foreign	(261)	(23,319)	(23,580)	(22,140)	(11,152)	(33,292)

Total	¥(7,953)	¥(40,030)	¥(47,983)	¥16,532	¥(40,380)	¥(23,848)

Note—Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.    Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2003, 2004 and 2005.

	At March 31,
	2003			2004			2005
	Amortized cost	Estimated market value	Net unrealized gains	Amortized cost (Restated)	Estimated market value	Net unrealized gains (losses) (Restated)	Amortized cost	Estimated market value	Net unrealized gains (losses)
	(in millions)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥10,912,961	¥11,023,887	¥110,926	¥14,651,744	¥14,677,458	¥25,714	¥13,888,641	¥13,947,014	¥58,373
Corporate bonds	1,179,487	1,185,335	5,848	1,355,202	1,357,784	2,582	1,717,312	1,725,628	8,316
Marketable equity securities	2,710,220	3,418,558	708,338	2,177,964	3,831,528	1,653,564	2,182,825	3,782,435	1,599,610
Other securities	824,975	834,750	9,775	581,848	584,837	2,989	519,327	521,813	2,486

Total domestic	15,627,643	16,462,530	834,887	18,766,758	20,451,607	1,684,849	18,308,105	19,976,890	1,668,785

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,524,559	2,559,314	34,755	2,861,664	2,855,529	(6,135)	909,464	898,813	(10,651)
Other governments and official institutions bonds	2,705,042	2,853,815	148,773	1,642,737	1,668,420	25,683	1,463,311	1,498,627	35,316
Mortgage-backed securities	1,195,741	1,211,111	15,370	1,157,197	1,153,570	(3,627)	2,106,233	2,111,164	4,931
Other securities	1,222,506	1,267,510	45,004	1,459,841	1,501,190	41,349	2,010,551	2,073,044	62,493

Total foreign	7,647,848	7,891,750	243,902	7,121,439	7,178,709	57,270	6,489,559	6,581,648	92,089

Total	¥23,275,491	¥24,354,280	¥1,078,789	¥25,888,197	¥27,630,316	¥1,742,119	¥24,797,664	¥26,558,538	¥1,760,874

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥70,208	¥74,095	¥3,887	¥1,050,931	¥1,053,611	¥2,680	¥2,038,450	¥2,056,528	¥18,078
Other securities	95,904	101,833	5,929	109,881	113,227	3,346	92,363	96,067	3,704

Total domestic	166,112	175,928	9,816	1,160,812	1,166,838	6,026	2,130,813	2,152,595	21,782

Foreign:
U.S. Treasury and other U.S. government agencies bonds	—	—	—	5,584	5,584	—	14,134	14,209	75
Other governments and official institutions bonds	25,020	27,596	2,576	32,577	33,551	974	9,846	9,957	111
Other securities	—	—	—	51,786	51,928	142	36,523	36,824	301

Total foreign	25,020	27,596	2,576	89,947	91,063	1,116	60,503	60,990	487

Total	¥191,132	¥203,524	¥12,392	¥1,250,759	¥1,257,901	¥7,142	¥2,191,316	¥2,213,585	¥22,269

Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2004, management determined that amortized costs and net unrealized gains (losses) on securities available for sale for the fiscal year ended March 31, 2004 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported as follows:

	2004
	Amortized cost		Net unrealized gains (losses)
	As previously reported	As restated	As previously reported	As restated
	(in millions)
Securities available for sale:
Foreign:
U.S. Treasury and other U.S. government agencies bonds	¥2,853,379	¥2,861,664	¥2,150	¥(6,135)
Other governments and official institutions bonds	1,635,547	1,642,737	32,873	25,683
Mortgage-backed securities	1,127,467	1,157,197	26,103	(3,627)
Other securities	1,440,665	1,459,841	60,525	41,349

Total foreign	¥7,057,058	¥7,121,439	¥121,651	¥57,270

Nonmarketable equity securities presented in Other investment securities in the consolidated financial statements were carried at costs of ¥145,431 million, ¥200,557 million and ¥341,744 million, at March 31, 2003, 2004 and 2005, respectively. The corresponding estimated fair values at those dates were not readily determinable. In addition, in September 2004, we purchased ¥700,000 million in preferred shares issued by UFJ Bank. These preferred shares were carried at cost on our consolidated balance sheet at March 31, 2005. The estimated fair value of the investment is not readily determinable at March 31, 2005.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2005. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥5,112,156	0.05%	¥6,535,887	0.41%	¥1,014,437	1.30%	¥1,284,534	0.79%	¥13,947,014	0.38%
Corporate bonds	239,250	1.22	1,378,500	0.78	100,277	1.13	7,601	0.87	1,725,628	0.86
Other securities	302,888	0.71	110,286	2.08	40,874	1.06	67,765	0.77	521,813	1.03

Total domestic	5,654,294	0.14	8,024,673	0.50	1,155,588	1.28	1,359,900	0.79	16,194,455	0.45

Foreign:
U.S. Treasury and other U.S. government agencies bonds	200,139	2.97	515,521	3.01	181,460	4.30	1,693	8.86	898,813	3.27
Other governments and official institutions bonds	187,050	2.63	835,107	3.22	440,798	4.27	35,672	4.52	1,498,627	3.49
Mortgage-backed securities	219	4.57	7,891	3.68	173,563	3.60	1,929,491	4.36	2,111,164	4.30
Other securities	107,017	2.27	816,316	1.81	347,752	3.02	630,840	3.94	1,901,925	2.77

Total foreign	494,425	2.69	2,174,835	2.65	1,143,573	3.79	2,597,696	4.27	6,410,529	3.51

Total	¥6,148,719	0.34%	¥10,199,508	0.95%	¥2,299,161	2.54%	¥3,957,596	3.07%	¥22,604,984	1.32%

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥11,855	1.87%	¥2,021,269	0.53%	¥5,326	1.90%	¥—	—%	¥2,038,450	0.54%
Other securities	3,468	2.68	44,898	1.78	43,000	1.48	997	1.50	92,363	1.67

Total domestic	15,323	2.06	2,066,167	0.55	48,326	1.53	997	1.50	2,130,813	0.59

Foreign:
U.S. Treasury and other U.S. government agencies bonds	654	6.57	9,535	2.38	—	—	3,945	8.31	14,134	4.23
Other governments and official institutions bonds	9,153	4.46	693	8.80	—	—	—	—	9,846	4.76
Other securities	5,288	2.57	25,288	3.37	5,947	1.56	—	—	36,523	2.96

Total foreign	15,095	3.89	35,516	3.21	5,947	1.56	3,945	8.31	60,503	3.55

Total	¥30,418	2.97%	¥2,101,683	0.60%	¥54,273	1.53%	¥4,942	6.94%	¥2,191,316	0.67%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, the following table sets forth the securities of individual issuers held in our investment securities portfolio which exceeded 10% of our consolidated shareholders’ equity at March 31, 2005.

	Amortized cost	Fair value
	(in millions)
Mortgage-backed securities issued by U.S. Federal National Mortgage Association	¥1,581,381	¥1,583,470
Germany government bonds	722,111	750,645
Mortgage-backed securities issued by U.S. Federal Home Loan Mortgage Corporation	669,543	669,641
Deposit Insurance Corporation of Japan	509,823	510,685

III.    Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2005. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

	At March 31,
	2001	2002		2003				2004				2005
	Old classification	Old classification		Old classification		New classification		Old classification		New classification		Old classification		New classification
	(in millions)
Domestic:
Manufacturing	¥6,451,672	¥6,394,459		¥6,119,502		¥6,034,347		¥6,073,182		¥6,000,095		¥6,541,504		¥6,475,361
Construction	1,726,278	1,535,191		1,277,407		1,277,407		1,010,439		1,010,439		974,060		974,060
Real estate	5,272,787	4,923,688		4,297,718		4,298,146		4,584,882		4,585,299		5,266,097		5,266,553
Services	4,763,938	4,549,692		5,062,035		4,953,830		4,630,528		4,344,833		3,887,649		3,621,673
Wholesale and retail	6,592,660	5,983,958		5,634,752		5,458,337		5,149,173		4,998,952		5,374,042		5,228,318
Banks and other financial institutions(1)	4,069,828	4,271,182		3,598,028		3,598,028		3,834,178		3,834,178		3,774,847		3,774,847
Communication and information services	—	—		—		1,516,020		—		874,564		—		784,301
Other industries	2,797,419	3,850,153		5,004,704		3,858,031		6,535,434		6,169,456		7,007,250		6,700,336
Consumer	6,934,440	7,049,095		7,425,702		7,425,702		7,951,205		7,951,205	(3)	8,162,062		8,162,062	(3)

Total domestic	38,609,022	38,557,418		38,419,848		38,419,848		39,769,021		39,769,021		40,987,511		40,987,511

Foreign:
Governments and official institutions	315,321	326,086		235,093		235,093		183,117		183,117		212,750		212,750
Banks and other financial institutions(1)	783,501	680,449		928,059		928,059		1,043,904		1,043,904		1,212,082		1,212,082
Commercial and industrial	8,820,141	9,708,102		8,413,452		8,413,452		7,239,896		7,239,896		8,392,489		8,392,489
Other	1,173,223	1,000,044		510,179		510,179		318,543		318,543		285,474		285,474

Total foreign	11,092,186	11,714,681		10,086,783		10,086,783		8,785,460		8,785,460		10,102,795		10,102,795

Total	49,701,208	50,272,099		48,506,631		48,506,631		48,554,481		48,554,481		51,090,306		51,090,306
Less unearned income and deferred loan fees—net	30,305	42,374		41,062		41,062		28,625		28,625		18,768		18,768

Total	¥49,670,903	¥50,229,725	(2)	¥48,465,569	(2)	¥48,465,569	(2)	¥48,525,856	(2)	¥48,525,856	(2)	¥51,071,538	(2)	¥51,071,538	(2)

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.

(2)	The above table includes loans held for sale of ¥3,178 million, ¥3,965 million, ¥12,893 million and ¥36,424 million at March 31, 2002, 2003, 2004 and 2005, respectively.
(3)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below in accordance with our new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥28,229	¥19,283	¥738,377	¥230,730	¥52,253	¥1,200	¥4,121	¥10,620	¥1,084,813
March 31, 2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥ 7,782	¥ 827,961

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2005:

Old Classification

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥4,531,686	¥1,788,620	¥221,198	¥6,541,504
Construction	668,517	238,658	66,885	974,060
Real estate	1,534,037	1,842,907	1,889,153	5,266,097
Services	1,991,713	1,390,175	505,761	3,887,649
Wholesale and retail	3,667,413	1,534,970	171,659	5,374,042
Banks and other financial institutions	2,190,944	1,054,914	528,989	3,774,847
Other industries	5,317,040	1,194,064	496,146	7,007,250
Consumer:
Installment loans to individuals	419,759	1,691,094	5,450,899	7,561,752
Other	486,790	46,425	67,095	600,310

Total domestic	20,807,899	10,781,827	9,397,785	40,987,511
Foreign	4,848,731	3,089,940	2,164,124	10,102,795

Total	¥25,656,630	¥13,871,767	¥11,561,909	¥51,090,306

New Classification

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥4,491,037	¥1,773,670	¥210,654	¥6,475,361
Construction	668,517	238,658	66,885	974,060
Real estate	1,534,469	1,842,931	1,889,153	5,266,553
Services	1,802,804	1,323,128	495,741	3,621,673
Wholesale and retail	3,592,598	1,479,661	156,059	5,228,318
Banks and other financial institutions	2,190,944	1,054,914	528,989	3,774,847
Communication and information services	509,571	230,148	44,582	784,301
Other industries	5,111,410	1,101,198	487,728	6,700,336
Consumer:
Installment loans to individuals	419,759	1,691,094	5,450,899	7,561,752
Other	486,790	46,425	67,095	600,310

Total domestic	20,807,899	10,781,827	9,397,785	40,987,511
Foreign	4,848,731	3,089,940	2,164,124	10,102,795

Total	¥25,656,630	¥13,871,767	¥11,561,909	¥51,090,306

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2005 are shown below.

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥8,639,633	¥1,848,793	¥10,488,426
Floating or adjustable rate	11,539,979	3,405,271	14,945,250

Total	¥20,179,612	¥5,254,064	¥25,433,676

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2005, based on the domicile and type of industry of the borrowers:

	At March 31,
	2001	2002	2003		2004			2005
	Old classification	Old classification	Old classification	New classification	Old classification	New classification		Old classification	New classification
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥118,935	¥142,572	¥112,152	¥111,107	¥175,904	¥175,691		¥114,115	¥113,884
Construction	202,506	213,491	149,918	149,918	59,031	59,031		47,764	47,764
Real estate	939,267	841,414	266,408	266,408	154,776	154,776		121,962	121,962
Services	247,697	214,877	85,602	87,492	68,085	72,951		167,553	169,602
Wholesale and retail	229,965	251,061	238,986	224,468	118,058	108,516		99,048	85,659
Banks and other financial institutions	125,649	58,568	17,794	17,794	21,367	21,367		4,346	4,346
Communication and information services	—	—	—	14,081	—	5,128		—	11,829
Other industries	39,963	39,687	54,330	53,922	40,022	39,783		22,582	22,324
Consumer	163,076	166,333	150,989	150,989	141,844	141,844	(2)	119,229	119,229	(2)

Total domestic	2,067,058	1,928,003	1,076,179	1,076,179	779,087	779,087		696,599	696,599

Foreign:
Governments and official institutions	2,336	3,341	1,747	1,747	877	877		466	466
Banks and other financial institutions	8,403	9,119	8,387	8,387	87,162	87,162		45,091	45,091
Commercial and industrial	180,760	226,054	271,090	271,090	153,477	153,477		56,379	56,379
Other	32,345	7,059	56,156	56,156	62,521	62,521		23,835	23,835

Total foreign	223,844	245,573	337,380	337,380	304,037	304,037		125,771	125,771

Total	2,290,902	2,173,576	1,413,559	1,413,559	1,083,124	1,083,124		822,370	822,370

Restructured loans:
Domestic	1,855,616	1,859,176	1,212,832	1,212,832	577,348	577,348		431,036	431,036
Foreign	98,879	109,190	106,236	106,236	55,015	55,015		23,153	23,153

Total	1,954,495	1,968,366	1,319,068	1,319,068	632,363	632,363		454,189	454,189

Accruing loans contractually past due 90 days or more:
Domestic	24,005	20,276	17,533	17,533	14,696	14,696		9,232	9,232
Foreign	3,392	2,764	2,866	2,866	900	900		879	879

Total	27,397	23,040	20,399	20,399	15,596	15,596		10,111	10,111

Total	¥4,272,794	¥4,164,982	¥2,753,026	¥2,753,026	¥1,731,083	¥1,731,083		¥1,286,670	¥1,286,670

Notes:

(1)	The above table does not include real estate acquired in full or partial satisfaction of debt and certain assets under the management of the Cooperative Credit Purchasing Company which are recorded at estimated fair value less estimated cost to sell.
(2)	Domestic nonaccrual loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below in accordance with our new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥1,566	¥877	¥52,271	¥14,203	¥5,765	¥21	¥264	¥—	¥74,967
March 31, 2005	¥1,345	¥986	¥43,334	¥13,692	¥3,185	¥18	¥219	¥378	¥63,157
Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2005 was approximately ¥26.4 billion, of which ¥21.3 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2005 was approximately ¥7.9 billion, of which ¥5.2 billion was included in the results of operations for the fiscal year.

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

At March 31, 2004 and 2005, we had no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets. The following table sets forth our cross-border outstandings for the country in which the total was between 0.75% and 1% of consolidated total assets at March 31, 2003.

	Cross-border outstandings	Percentage of total assets
	(in millions)
United Kingdom	¥810,668	0.84%

Guarantees of outstandings of borrowers of other countries are considered to be outstandings of the guarantor. Loans made to, or deposits placed with, a branch of a foreign bank located outside the foreign bank’s home country are considered to be loans to, or deposits with, the foreign bank. Outstandings of a country do not include principal or interest amounts of which are supported by written, legally enforceable guarantees by guarantors of other countries or the amounts of outstandings to the extent that they are secured by tangible, liquid collateral held and realizable by Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and their subsidiaries outside the country in which they operate.

In addition to credit risk, cross-border outstandings are subject to country risk that as a result of political or economic conditions in a country, borrowers may be unable or unwilling to pay principal and interest according to contractual terms. Other risks related to cross-border outstandings include the possibility of insufficient foreign exchange and restrictions on its availability.

In order to manage country risk, we establish various risk management measures internally. Among other things, we first regularly monitor economic conditions and other factors globally and assess country risk in each country where we have cross-border exposure. For purposes of monitoring and controlling the amount of credit exposed to country risk, we set a country limit, the maximum amount of credit exposure for an individual country, in consideration of the level of country risk and our ability to bear such potential risk. We also determine our credit policy for each country in accordance with our country risk level and our business plan with regard to the country. Assessment of country risk, establishment of country limits, and determination of country credit policies are subject to review and approval by our senior management and are updated periodically.

Exposure to East Asia

We maintain a substantial network of branches and subsidiaries in East Asia and the region has been an important market for our financial services. Certain economies in this region are growing at a rapid pace and are not always stable. Accordingly, we are exposed to country risk in this region to a greater extent than in developed countries. In response to on-going and possible developments in the regional economy, we regularly reassess the country risk of each country in the region, to adjust exposure levels, and to review and revise country credit policies.

The following table represents our cross-border outstandings and unused commitments at March 31, 2004 and 2005, to certain East Asian countries:

	At March 31,
	2004		2005
	Cross-border outstanding	Unused commitments	Cross-border outstanding	Unused commitments
	(in billions)
Hong Kong	¥333.4	¥—	¥358.3	¥—
Singapore	226.5	2.7	291.4	2.8
People’s Republic of China	213.6	0.7	288.7	—
South Korea	226.1	0.5	256.3	4.8
Thailand	164.1	4.4	235.3	1.0
Malaysia	106.3	1.0	109.2	—
Philippines	53.5	—	44.4	—
Indonesia	28.4	0.2	36.6	—

Exposure to Latin America

Similar to the economies in East Asia, economic growth together with instability has been observed in the Latin American region. The following is a summary of cross-border outstandings to counterparties in major Latin American countries at March 31, 2004 and 2005:

	At March 31,
	2004	2005
	(in billions)
Brazil	¥82.5	¥72.0
Mexico	46.3	47.4
Argentina	18.2	0.9

Loan Concentrations

At March 31, 2005, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

Credit Risk Management

We have a credit rating system, under which borrowers and transactions are graded on a worldwide basis. We calculate probability of default by statistical means and manage our credit portfolio based on this credit rating system. For a detailed description of this system and other elements of our risk management structure, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”

IV.    Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers’ business for each of the five fiscal years ended March 31, 2005:

	Fiscal years ended March 31,
	2001	2002	2003		2004		2005
	Old classification	Old classification	Old classification	New classification	Old classification	New classification	Old classification	New classification
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,486,212	¥1,716,984	¥1,735,180	¥1,735,180	¥1,360,136	¥1,360,136	¥888,127	¥888,127

Provision (credit) for credit losses	783,855	598,412	437,972	437,972	(114,109)	(114,109)	109,502	109,502

Charge-offs:
Domestic:
Manufacturing	31,386	55,916	75,430	75,278	18,726	18,644	81,422	81,370
Construction	82,078	35,365	60,837	60,837	35,612	35,612	10,634	10,634
Real estate	154,887	150,684	332,264	332,414	119,005	119,005	43,983	43,983
Services	72,673	51,803	82,478	87,573	17,019	17,647	11,776	11,711
Wholesale and retail	152,723	96,745	117,138	109,257	47,010	44,282	27,886	26,822
Banks and other financial institutions	22,453	64,615	20,817	20,817	1,516	1,516	8,920	8,920
Communication and information services	—	—	—	5,002	—	2,256	—	1,312
Other industries	6,069	11,500	25,304	23,090	6,114	6,040	6,535	6,404
Consumer	34,291	46,550	39,594	39,594	49,162	49,162 (2)	26,343	26,343 (2)

Total domestic	556,560	513,178	753,862	753,862	294,164	294,164	217,499	217,499
Total foreign	87,879	156,203	139,776	139,776	83,930	83,930	80,762	80,762

Total	644,439	669,381	893,638	893,638	378,094	378,094	298,261	298,261

Recoveries:
Domestic	26,666	42,112	57,790	57,790	17,299	17,299	22,063	22,063
Foreign	19,411	23,865	21,037	21,037	23,671	23,671	15,271	15,271

Total	46,077	65,977	78,827	78,827	40,970	40,970	37,334	37,334

Net charge-offs	598,362	603,404	814,811	814,811	337,124	337,124	260,927	260,927

Others(1)	45,279	23,188	1,795	1,795	(20,776)	(20,776)	4,004	4,004

Allowance for credit losses at end of fiscal year	¥1,716,984	¥1,735,180	¥1,360,136	¥1,360,136	¥888,127	¥888,127	¥740,706	¥740,706

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥190,571	¥243,716	¥244,650	¥244,650	¥263,929	¥263,929	¥245,842	¥245,842

Balance at end of fiscal year	¥243,716	¥244,650	¥263,929	¥263,929	¥245,842	¥245,842	¥92,534	¥92,534

Provision (credit) for credit losses	¥105,664	¥127,348	¥151,783	¥151,783	¥55,796	¥55,796	¥(90,739)	¥(90,739)

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	1.21%	1.23%	1.64%	1.64%	0.69%	0.69%	0.51%	0.51%

Notes:

(1)	Others primarily include foreign exchange translation and discontinued operations adjustments.

(2)	Charge-offs of domestic loans within the “consumer” category in the above table include charge-offs of loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of charge-offs of such consumer loans by the type of proprietor business. This breakdown for the fiscal years ended March 31, 2004 and 2005 is presented below in accordance with our new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥39	¥—	¥9,481	¥2,270	¥486	¥—	¥—	¥108	¥12,384
March 31, 2005	¥—	¥—	¥450	¥137	¥—	¥—	¥—	¥64	¥651

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal years.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2005:

	At March 31,
	2001		2002		2003				2004				2005
	Old classification		Old classification		Old classification		New classification		Old classification		New classification		Old classification		New classification
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥159,387	12.98%	¥162,828	12.72%	¥143,262	12.62%	¥141,549	12.44%	¥124,735	12.51%	¥124,262	12.36%	¥90,685	12.80%	¥90,319	12.67%
Construction	133,752	3.47	168,595	3.05	139,662	2.63	139,662	2.63	31,908	2.08	31,908	2.08	44,604	1.91	44,604	1.91
Real estate	505,479	10.61	541,093	9.79	231,686	8.86	231,686	8.86	111,628	9.44	111,629	9.44	89,878	10.31	89,882	10.31
Services	172,568	9.59	175,281	9.05	124,182	10.44	129,678	10.21	77,589	9.54	82,236	8.95	148,812	7.61	143,957	7.09
Wholesale and retail	203,814	13.26	216,510	11.90	209,594	11.62	198,053	11.25	112,178	10.60	103,577	10.30	100,398	10.52	93,619	10.23
Banks and other financial institutions	86,470	8.19	59,971	8.50	51,204	7.42	51,204	7.42	33,944	7.90	33,944	7.90	22,225	7.39	22,225	7.39
Communication and information services	—	—	—	—	—	—	19,385	3.13	—	—	6,395	1.80	—	—	13,586	1.54
Other industries	47,607	5.63	48,466	7.67	74,060	10.32	62,433	7.97	46,543	13.45	44,574	12.69	62,468	13.71	60,878	13.11
Consumer	106,031	13.95	95,156	14.02	99,247	15.31	99,247	15.31	85,232	16.38	85,232 *	16.38	80,484	15.98	80,484 *	15.98
Foreign:
Governments and official institutions	18,571	0.63	33,304	0.65	2,298	0.48	2,298	0.48	1,428	0.38	1,428	0.38	193	0.42	193	0.42
Banks and other financial institutions	11,322	1.58	6,847	1.35	6,366	1.91	6,366	1.91	60,064	2.15	60,064	2.15	10,840	2.37	10,840	2.37
Commercial and industrial	192,484	17.75	189,332	19.31	216,058	17.34	216,058	17.34	148,894	14.91	148,894	14.91	70,935	16.43	70,935	16.43
Other	21,339	2.36	15,167	1.99	39,207	1.05	39,207	1.05	35,456	0.66	35,456	0.66	10,567	0.55	10,567	0.55
Unallocated	58,160	—	22,630	—	23,310	—	23,310	—	18,528	—	18,528	—	8,617	—	8,617	—

Total	¥1,716,984	100.00%	¥1,735,180	100.00%	¥1,360,136	100.00%	¥1,360,136	100.00%	¥888,127	100.00%	¥888,127	100.00%	¥740,706	100.00%	¥740,706	100.00%

Allowance as a percentage of loans	3.46%		3.45%		2.81%		2.81%		1.83%		1.83%		1.45%		1.45%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	40.18%		41.66%		49.41%		49.41%		51.30%		51.30%		57.57%		57.57%

*	The credit loss allowance for domestic loans within the “consumer” category in the above table include the credit loss allowance for loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of the balance of the credit loss allowance for such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below in accordance with our new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥292	¥196	¥7,671	¥2,371	¥554	¥13	¥42	¥104	¥11,243
March 31, 2005	¥211	¥146	¥4,962	¥1,769	¥363	¥12	¥35	¥70	¥7,568

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

V.    Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2003		2004		2005
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥3,427,440	—%	¥4,557,564	—%	¥4,887,253	—%
Interest-bearing demand deposits	21,255,898	0.02	23,616,838	0.02	25,065,022	0.02
Deposits at notice	1,504,532	0.75	1,697,565	0.60	1,360,089	0.72
Time deposits	24,734,506	0.29	24,344,515	0.22	24,048,365	0.25
Certificates of deposit	2,950,903	0.03	3,082,603	0.02	2,728,495	0.02
Foreign offices, principally from banks located in foreign countries:
Non-interest-bearing demand deposits	2,053,080	—	2,321,091	—	2,676,717	—
Interest-bearing deposits, principally time deposits and certificates of deposit	8,964,019	1.75	8,883,246	1.25	9,764,563	1.50

Total	¥64,890,378		¥68,503,422		¥70,530,504

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2003, 2004 and 2005 were ¥667,129 million, ¥945,755 million and ¥705,937 million, respectively.

At March 31, 2005, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$93 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2005) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table.

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥5,881,299	¥1,694,751	¥7,576,050
Over three months through six months	2,169,510	181,265	2,350,775
Over six months through twelve months	2,270,874	77,774	2,348,648
Over twelve months	2,483,332	12,120	2,495,452

Total	¥12,805,015	¥1,965,910	¥14,770,925

Foreign offices			¥7,236,237

Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2004, management determined that the balance and remaining maturities of time deposits issued by domestic offices in amounts of ¥10 million (approximately US$96 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2004) or more for the fiscal year ended March 31, 2004 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported as follows:

	Time deposits
	As previously reported	As restated
	(in millions)
Domestic offices:
Three months or less	¥6,246,584	¥6,246,584
Over three months through six months	2,025,283	1,930,246
Over six months through twelve months	2,250,229	2,250,229
Over twelve months	2,690,897	2,690,897

Total	¥13,212,993	¥13,117,956

VI.    Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2003	2004	2005
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥8,486,963	¥10,928,476	¥10,708,831
Maximum balance outstanding at any month-end during the fiscal year	17,520,365	12,891,989	11,923,247
Balance at end of fiscal year	9,319,870	9,397,338	7,057,526
Weighted average interest rate during the fiscal year	1.26%	0.77%	0.76%
Weighted average interest rate on balance at end of fiscal year	1.18%	0.65%	1.11%
Due to trust account:
Average balance outstanding during the fiscal year	¥1,691,359	¥1,326,313	¥1,349,383
Maximum balance outstanding at any month-end during the fiscal year	2,188,326	1,403,734	1,411,320
Balance at end of fiscal year	1,401,618	1,380,269	1,231,315
Weighted average interest rate during the fiscal year	0.51%	0.37%	0.29%
Weighted average interest rate on balance at end of fiscal year	0.51%	0.30%	0.28%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥2,763,028	¥3,727,461	¥9,413,280
Maximum balance outstanding at any month-end during the fiscal year	2,870,339	5,663,067	12,380,021
Balance at end of fiscal year	2,854,028	5,663,067	10,724,775
Weighted average interest rate during the fiscal year	1.02%	0.40%	0.24%
Weighted average interest rate on balance at end of fiscal year	0.48%	0.12%	0.24%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mitsubishi Tokyo Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi Tokyo Financial Group):

We have audited the accompanying consolidated balance sheets of Mitsubishi Tokyo Financial Group, Inc. (Kabushiki Kaisha Mitsubishi Tokyo Financial Group) (“MTFG”) and subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, changes in equity from nonowner sources, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2005 (all expressed in Japanese Yen). These financial statements are the responsibility of MTFG’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. MTFG is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the MTFG’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MTFG and subsidiaries at March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the respective footnotes to the consolidated financial statements, footnote disclosure of amortized cost and unrealized gains and losses of investments securities as of March 31, 2004 in Note 5, domestic/foreign distribution of income and current tax for the fiscal year ended March 31, 2004 in Note 10 and domestic time deposits issued in the amounts of ¥10 million or more as of March 31, 2004 in Note 12 have been restated.

As discussed in Note 1 to the consolidated financial statements, MTFG changed its method of accounting for goodwill and other intangible assets in the fiscal year ended March 31, 2003, and its method of accounting for variable interest entities in the fiscal year ended March 31, 2005.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

August 23, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2004 AND 2005

	2004	2005
	(in millions)
ASSETS
Cash and due from banks (Note 11)	¥3,111,967	¥4,220,437
Interest-earning deposits in other banks (Note 11)	3,509,044	4,542,615
Call loans and funds sold (Note 14)	877,277	1,147,786
Receivables under resale agreements	2,237,666	976,281
Receivables under securities borrowing transactions	4,751,909	5,230,242
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥2,252,489 million in 2004 and ¥2,646,533 million in 2005) (Notes 4 and 11)	8,378,752	7,706,016
Investment securities (Notes 5 and 11):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥2,352,234 million in 2004 and ¥2,316,604 million in 2005)	27,630,316	26,558,538
Securities being held to maturity—carried at amortized cost (estimated fair value of ¥1,257,901 million in 2004 and ¥2,213,585 million in 2005)	1,250,759	2,191,316
Preferred stock investment in UFJ Bank Limited	—	700,000
Other investment securities	200,557	341,744

Total investment securities	29,081,632	29,791,598

Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥713,068 million in 2004 and ¥947,648 million in 2005) (Notes 6 and 11)	48,525,856	51,071,538
Allowance for credit losses (Notes 6 and 7)	(888,127)	(740,706)

Net loans	47,637,729	50,330,832

Premises and equipment—net (Note 8)	580,073	569,212
Accrued interest	149,066	144,994
Customers’ acceptance liability	30,149	43,313
Intangible assets (Note 9)	234,139	253,840
Goodwill (Note 9)	56,690	85,834
Deferred tax assets (Note 10)	1,007,276	773,827
Other assets (Notes 6 and 18)	2,055,730	2,605,273

Total	¥103,699,099	¥108,422,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Notes 11 and 12):
Domestic offices:
Non-interest-bearing	¥5,082,701	¥7,025,570
Interest-bearing	52,452,342	51,007,526
Overseas offices:
Non-interest-bearing	2,413,053	2,826,567
Interest-bearing	10,076,156	10,435,200

Total deposits	70,024,252	71,294,863
Debentures (Note 13)	265,957	—
Call money and funds purchased (Notes 11 and 14)	2,871,851	1,521,057
Payables under repurchase agreements (Note 11)	5,068,369	3,612,094
Payables under securities lending transactions (Note 11)	1,457,118	1,924,375
Due to trust account (Note 15)	1,380,269	1,231,050
Other short-term borrowings (Notes 11 and 16)	5,663,067	10,724,775
Trading account liabilities (Note 4)	2,510,966	2,094,056
Obligations to return securities received as collateral	2,329,600	2,890,788
Bank acceptances outstanding	30,149	43,313
Accrued interest	103,411	109,999
Long-term debt (Notes 11 and 16)	5,659,877	5,981,747
Other liabilities (Notes 10, 17 and 18)	2,489,242	2,620,886

Total liabilities	99,854,128	104,049,003

Commitments and contingent liabilities (Notes 25 and 27)
Shareholders’ equity (Note 22):
Capital stock (Notes 19 and 20) :
Preferred stock (Note 34):
Class 1—authorized, issued and outstanding, 81,400 shares in 2004 and 40,700 shares in 2005, with no stated value (aggregate liquidation preference of ¥122,100 million)	122,100	122,100
Class 2—convertible; 15,000 shares authorized, issued and outstanding in 2004 and no shares authorized, issued and outstanding in 2005	15,000	—
Class 3—authorized, 120,000 shares; no shares issued nor outstanding in 2004, issued and outstanding 100,000 shares in 2005, with no stated value (aggregate liquidation preference of ¥250,000 million)	—	125,000
Class 4—convertible: authorized, 120,000 shares; no shares issued or outstanding	—	—
Common stock—authorized, 22,000,000 shares; issued, 6,476,100 shares in 2004 and 6,545,353 shares in 2005, with no stated value	1,069,708	1,084,708
Capital surplus (Note 20)	1,057,900	1,080,463
Retained earnings (Notes 21 and 34):
Appropriated for legal reserve	239,571	239,571
Unappropriated	958,416	1,327,894
Accumulated other changes in equity from nonowner sources, net of taxes	384,719	396,582

Total	3,847,414	4,376,318
Less treasury stock, at cost—2,779 common shares in 2004 and 6,802 common shares in 2005	2,443	3,221

Shareholders’ equity—net	3,844,971	4,373,097

Total	¥103,699,099	¥108,422,100

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	2003	2004	2005
	(in millions)
Interest income:
Loans, including fees (Note 6)	¥1,045,330	¥921,666	¥922,551
Deposits in other banks	72,610	48,093	66,698
Investment securities:
Interest	344,422	341,062	330,387
Dividends	46,716	41,207	40,180
Trading account assets	12,040	28,451	30,829
Call loans and funds sold	7,320	5,384	6,398
Receivables under resale agreements and securities borrowing transactions	54,055	35,891	45,580

Total	1,582,493	1,421,754	1,442,623

Interest expense:
Deposits	243,755	178,549	221,280
Debentures	8,508	4,035	351
Call money and funds purchased	12,708	9,910	7,199
Payables under repurchase agreements and securities lending transactions	94,247	74,043	74,081
Due to trust account	8,673	4,950	3,887
Other short-term borrowings and trading account liabilities	31,140	34,262	54,041
Long-term debt	140,239	120,765	110,392

Total	539,270	426,514	471,231

Net interest income	1,043,223	995,240	971,392
Provision (credit) for credit losses (Notes 6 and 7)	437,972	(114,109)	109,502

Net interest income after provision (credit) for credit losses	605,251	1,109,349	861,890

Non-interest income:
Fees and commissions (Note 28)	520,767	572,668	649,210
Foreign exchange gains (losses)—net (Note 4)	25,558	413,911	(47,000)
Trading account profits—net (Note 4)	267,610	103,903	62,048
Investment securities gains (losses)—net (Note 5)	(22,677)	118,648	198,006
Equity in earnings (losses) of equity method investees	(9,835)	5,213	26,272
Refund of the local taxes by the Tokyo Metropolitan Government (Note 10)	—	41,989	—
Other non-interest income	59,211	51,763	106,554

Total	840,634	1,308,095	995,090

Non-interest expense:
Salaries and employee benefits (Note 17)	498,467	506,710	476,258
Occupancy expenses—net (Notes 8 and 27)	120,979	120,507	116,850
Fees and commission expenses	77,243	80,252	87,190
Amortization of intangible assets (Note 9)	46,505	63,582	69,531
Insurance premiums, including deposit insurance	48,259	54,392	56,962
Minority interest in income of consolidated subsidiaries	2,891	42,404	37,642
Communications	22,038	27,623	27,940
Other non-interest expenses	366,024	340,570	263,218

Total	1,182,406	1,236,040	1,135,591

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	263,479	1,181,404	721,389
Income tax expense (Note 10)	69,872	357,817	305,257

Income from continuing operations before cumulative effect of a change in accounting principle	193,607	823,587	416,132
Income (loss) from discontinued operations—net (Note 3)	10,370	(585)	—
Cumulative effect of a change in accounting principle, net of tax (Note 1)	(532)	—	(977)

Net income	¥203,445	¥823,002	¥415,155

Income allocable to preferred shareholders	¥12,504	¥7,981	¥6,837

Net income available to common shareholders	¥190,941	¥815,021	¥408,318

	(in Yen)
Amounts per share (*) (Notes 21 and 23):
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥32,240.37	¥128,443.00	¥62,867.28
Basic earnings per common share—net income available to common shareholders	33,991.75	128,350.88	62,717.21
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	29,486.78	125,123.73	62,626.69
Diluted earnings per common share—net income available to common shareholders	31,164.84	125,033.96	62,476.76

(*)	For the fiscal years ended March 31, 2003, 2004 and 2005, Class 2 Preferred Stock was included in the computation of the diluted amounts based on the conversion price as of fiscal year-ends (see Notes 19 and 23).

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2003:
Net income			¥203,445

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities available for sale	¥(831,660)	¥332,009	(499,651)
Reclassification adjustment for losses included in net income	2,656	(714)	1,942

Total	(829,004)	331,295	(497,709)

Net unrealized gains on derivatives qualifying for cash flow hedges	10,885	(4,164)	6,721
Reclassification adjustment for gains included in net income	(9,545)	3,651	(5,894)

Total	1,340	(513)	827

Minimum pension liability adjustments	(132,113)	51,265	(80,848)

Foreign currency translation adjustments	(54,711)	3,604	(51,107)
Reclassification adjustment for losses included in net income	591	(77)	514

Total	(54,120)	3,527	(50,593)

Total changes in equity from nonowner sources			¥(424,878)

Fiscal year ended March 31, 2004:
Net income			¥823,002

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥824,150	¥(338,099)	486,051
Reclassification adjustment for gains included in net income	(138,371)	54,917	(83,454)

Total	685,779	(283,182)	402,597

Net unrealized gains on derivatives qualifying for cash flow hedges	4,286	(1,740)	2,546
Reclassification adjustment for gains included in net income	(9,227)	3,529	(5,698)

Total	(4,941)	1,789	(3,152)

Minimum pension liability adjustments	167,510	(46,395)	121,115

Foreign currency translation adjustments	(38,877)	5,062	(33,815)
Reclassification adjustment for losses included in net income	9,839	(467)	9,372

Total	(29,038)	4,595	(24,443)

Total changes in equity from nonowner sources			¥1,319,119

Fiscal year ended March 31, 2005:
Net income			¥415,155

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥258,757	¥(105,199)	153,558
Reclassification adjustment for gains included in net income	(251,898)	102,597	(149,301)

Total	6,859	(2,602)	4,257

Net unrealized gains on derivatives qualifying for cash flow hedges	328	(126)	202
Reclassification adjustment for gains included in net income	(847)	324	(523)

Total	(519)	198	(321)

Minimum pension liability adjustments	18,379	(6,830)	11,549

Foreign currency translation adjustments	(6,091)	(6,933)	(13,024)
Reclassification adjustment for losses included in net income	9,980	(578)	9,402

Total	3,889	(7,511)	(3,622)

Total changes in equity from nonowner sources			¥427,018

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	2003	2004	2005
	(in millions)
Preferred stock (Class 1) (Note 19):
Balance at beginning of fiscal year	¥122,100	¥122,100	¥122,100

Balance at end of fiscal year	¥122,100	¥122,100	¥122,100

Preferred stock (Class 2) (Note 19):
Balance at beginning of fiscal year	¥100,000	¥100,000	¥15,000
Conversion of Class 2 preferred stock to common stock	—	(85,000)	(15,000)

Balance at end of fiscal year	¥100,000	¥15,000	¥—

Preferred stock (Class 3) (Note 19):
Balance at beginning of fiscal year	¥—	¥—	¥—
Issuance of new shares of Class 3 preferred stock	—	—	125,000

Balance at end of fiscal year	¥—	¥—	¥125,000

Common stock (Note 20):
Balance at beginning of fiscal year	¥873,156	¥984,708	¥1,069,708
Issuance of new shares of common stock	111,552	—	—
Issuance of new shares of common stock by conversion of Class 2 preferred stock	—	85,000	15,000

Balance at end of fiscal year	¥984,708	¥1,069,708	¥1,084,708

Capital surplus (Note 20):
Balance at beginning of fiscal year	¥850,835	¥1,058,611	¥1,057,900
Issuance of new shares of common stock	110,620	—	—
Recognition of tax benefit arising from treasury stock held by subsidiaries	54,008	—	—
Issuance of new shares of Class 3 preferred stock	—	—	123,951
Issuance of new shares of common stock in exchange for the shares of Diamond Computer Service Co., Ltd. (Note 2)	—	—	20,974
Redemption of Class 1 preferred stock (Note 19)	—	—	(122,100)
Gains (losses) on sales of shares of treasury stock, net of taxes	43,148	(711)	(262)

Balance at end of fiscal year	¥1,058,611	¥1,057,900	¥1,080,463

Retained earnings appropriated for legal reserve (Note 21):
Balance at beginning of fiscal year	¥236,537	¥237,474	¥239,571
Transfer from unappropriated retained earnings	937	2,097	—

Balance at end of fiscal year	¥237,474	¥239,571	¥239,571

Unappropriated retained earnings (Note 21):
Balance at beginning of fiscal year	¥13,808	¥170,408	¥958,416
Net income	203,445	823,002	415,155

Total	217,253	993,410	1,373,571

Deduction:
Cash dividends:
Common share—¥6,000.00 in 2003, ¥4000.00 in 2004 and ¥6,000.00 in 2005 per share	(33,404)	(24,916)	(38,840)
Preferred share (Class 1)—¥123,750.00 in 2003, ¥82,500.00 in 2004 and ¥82,500.00 in 2005 per share	(10,074)	(6,716)	(6,716)
Preferred share (Class 2)—¥24,300.00 in 2003, ¥16,200.00 in 2004 and ¥8,100.00 in 2005 per share	(2,430)	(1,265)	(121)
Transfer to retained earnings appropriated for legal reserve	(937)	(2,097)	—

Total	(46,845)	(34,994)	(45,677)

Balance at end of fiscal year (Note 34)	¥170,408	¥958,416	¥1,327,894

Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 5):
Balance at beginning of fiscal year	¥820,974	¥323,265	¥725,862
Net change during the fiscal year	(497,709)	402,597	4,257

Balance at end of fiscal year	¥323,265	¥725,862	¥730,119

Net unrealized gains on derivatives qualifying for cash flow hedges (Note 24):
Balance at beginning of fiscal year	¥3,696	¥4,523	¥1,371
Net change during the fiscal year	827	(3,152)	(321)

Balance at end of fiscal year	¥4,523	¥1,371	¥1,050

Minimum pension liability adjustments (Note 17):
Balance at beginning of fiscal year	¥(182,295)	¥(263,143)	¥(142,028)
Net change during the fiscal year	(80,848)	121,115	11,549

Balance at end of fiscal year	¥(263,143)	¥(142,028)	¥(130,479)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(125,450)	¥(176,043)	¥(200,486)
Net change during the fiscal year	(50,593)	(24,443)	(3,622)

Balance at end of fiscal year	¥(176,043)	¥(200,486)	¥(204,108)

Balance at end of fiscal year	¥(111,398)	¥384,719	¥396,582

Treasury stock:
Balance at beginning of fiscal year	¥(91,053)	¥(3,275)	¥(2,443)
Purchases of shares of treasury stock	(965)	(467)	(921)
Sales of shares of treasury stock	89,976	1,081	836
Net decrease (increase) resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	(1,233)	218	(693)

Balance at end of fiscal year	¥(3,275)	¥(2,443)	¥(3,221)

Total shareholders’ equity	¥2,558,628	¥3,844,971	¥4,373,097

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	2003	2004	2005
	(in millions)
Cash flows from operating activities:
Net income	¥203,445	¥823,002	¥415,155
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (income) from discontinued operations—net	(10,370)	585	—
Depreciation and amortization	109,520	119,381	116,729
Provision (credit) for credit losses	437,972	(114,109)	109,502
Investment securities losses (gains)—net	22,677	(118,648)	(198,006)
Foreign exchange losses (gains)—net	(302,967)	(486,898)	75,287
Provision for deferred income tax expense	8,267	308,542	234,555
Increase in trading account assets, excluding foreign exchange contracts	(1,116,568)	(430,353)	(586,923)
Increase in trading account liabilities, excluding foreign exchange contracts	1,390,349	440,857	76,059
Decrease in accrued interest receivable and other receivables	35,053	17,699	2,623
Increase (decrease) in accrued interest payable and other payables	(80,862)	(28,195)	12,198
Other—net	84,213	85,808	(49,616)

Net cash provided by operating activities	780,729	617,671	207,563

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	27,062,165	29,334,674	38,786,642
Proceeds from maturities of investment securities available for sale	15,897,034	15,361,761	34,964,164
Purchases of investment securities available for sale	(44,832,560)	(47,106,706)	(72,931,671)
Proceeds from maturities of investment securities being held to maturity	73,279	59,790	61,741
Purchases of investment securities being held to maturity	—	(1,051,591)	(1,004,347)
Proceeds from sales of other investment securities	26,950	36,239	24,865
Purchases of preferred stock investment in UFJ Bank Limited (Note 5)	—	—	(700,000)
Purchases of common stock investment in ACOM Co., LTD. (Note 2)	—	—	(137,877)
Purchases of other investment securities	(62,782)	(115,637)	(218,728)
Net decrease (increase) in loans	215,607	(1,240,290)	(177,347)
Net decrease (increase) in interest-earning deposits in other banks	69,379	260,128	(873,275)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	1,116,562	(4,380,801)	582,119
Proceeds from sales of premises and equipment	70,248	38,441	16,365
Capital expenditures for premises and equipment	(50,596)	(51,965)	(44,015)
Other—net	15,194	(267,380)	(170,484)

Net cash used in investing activities	(399,520)	(9,123,337)	(1,821,848)

Cash flows from financing activities:
Net increase in deposits	4,751,481	4,061,827	1,081,464
Decrease in debentures	(1,633,157)	(370,103)	(265,957)
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	129,750	338,173	(2,457,990)
Net decrease in due to trust account	(880,607)	(21,349)	(149,219)
Net increase (decrease) in other short-term borrowings	(621,985)	2,833,091	3,820,971
Proceeds from issuance of long-term debt	1,072,400	1,300,373	1,438,251
Repayment of long-term debt	(1,084,018)	(712,984)	(894,480)
Proceeds from issuance of new shares of common stock, net of stock issue expenses	222,172	—	—
Proceeds from issuance of new shares of preferred stock, net of stock issue expenses	—	—	248,951
Payments for redemption of preferred stock	—	—	(122,100)
Proceeds from sales of treasury stock	82,944	942	1,164
Payments to acquire treasury stock	(965)	(467)	(921)
Dividends paid	(45,904)	(32,840)	(45,648)
Other—net	132,497	5,761	74,906

Net cash provided by financing activities	2,124,608	7,402,424	2,729,392

Effect of exchange rate changes on cash and cash equivalents	(49,635)	(73,372)	(6,637)

Net increase (decrease) in cash and cash equivalents	2,456,182	(1,176,614)	1,108,470
Cash and cash equivalents at beginning of fiscal year	1,832,399	4,288,581	3,111,967

Cash and cash equivalents at end of fiscal year	¥4,288,581	¥3,111,967	¥4,220,437

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥619,903	¥454,540	¥453,532
Income taxes, net of refunds	50,464	58,833	95,477
Non-cash investing activities:
Available-for-sale securities transferred to held-to-maturity category (Note 5)	—	78,343	—
Marketable equity securities transferred to employee retirement benefit trusts	24,611	87,586	—
Issuance of new shares of common stock in exchange for the shares of Diamond Computer Service Co., Ltd. (Note 2)	—	—	20,974
Obtaining assets by entering into capital lease	2,503	3,882	8,232

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

On April 2, 2001, Mitsubishi Tokyo Financial Group, Inc. (Kabushiki Kaisha Mitsubishi Tokyo Financial Group) (“MTFG”) was established, as a bank holding company, through which The Bank of Tokyo-Mitsubishi, Ltd. (“BTM”), The Mitsubishi Trust and Banking Corporation (“Mitsubishi Trust”), and Nippon Trust Bank Limited (“NTB”), a former subsidiary of BTM, have become wholly-owned subsidiaries pursuant to stock-for-stock exchanges. NTB was later merged into Mitsubishi Trust. The business combination was accounted for as a pooling of interests and, accordingly, the historical information has been restated as if the combination had been in effect for all periods presented.

On October 1, 2001, as part of the business combination, NTB and The Tokyo Trust Bank, Ltd. (“TTB”), which was another one of the trust subsidiaries, merged with and into Mitsubishi Trust through a stock-for-stock exchange. This merger was recorded at historical cost as transfers and exchanges among entities under common control.

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which MTFG is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“US GAAP”). In certain respects, the accompanying consolidated financial statements reflect adjustments which are not included in the consolidated financial statements issued by MTFG and certain of its subsidiaries in accordance with applicable statutory requirements and accounting practices in the countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) consolidation, (6) premises and equipment, (7) transfer of financial assets, (8) pension liability, (9) goodwill, and (10) lease transactions.

Fiscal periods of certain subsidiaries, which ended on or after December 31, and MTFG’s fiscal year, which ended on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2003, 2004 and 2005, the effect of recording intervening events for the three-month periods ended March 31 on MTFG’s proportionate equity in net income of subsidiaries with fiscal periods ending on December 31, would have resulted in an increase of ¥3.18 billion, an increase of ¥2.64 billion and a decrease of ¥0.94 billion, respectively, to net income. No intervening events occurred during each of the three-month periods ended March 31, 2003, 2004 and 2005 which, if recorded, would have had effects of more than 1% of total assets, loans, total liabilities, deposits or shareholders’ equity as of March 31, 2003, 2004 and 2005.

Description of Business

MTFG and its subsidiaries (together, the “MTFG Group”) conduct domestic and international financial business through BTM, Mitsubishi Trust and Mitsubishi Securities, each of the principal subsidiaries of MTFG. BTM is a major commercial banking institution, providing a broad range of domestic and international banking services to consumers and corporations from its offices in Japan and around the world. Mitsubishi Trust is a trust and banking subsidiary whose primary business encompasses banking, asset management and administration, fiduciary and agency services, and real estate services. Mitsubishi Securities provides securities and investment banking services, such as mergers and acquisitions, derivatives, corporate advisory and securitizations.

Effective April 1, 2004, the MTFG Group implemented a new integrated business group system, which currently integrates the operations of BTM, Mitsubishi Trust and Mitsubishi Securities into the following three

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

areas—Retail, Corporate and Trust Assets resulting in a new basis of segmentation. Although this new measurement basis did not change the legal entities of MTFG, BTM, Mitsubishi Trust and Mitsubishi Securities, it is intended to create more synergies by making collaboration between the MTFG Group’s subsidiaries more effective and efficient. Under this integrated business group system, the holding company formulates strategy for the group on an integrated basis, which is then executed by the subsidiaries. Through this system, the MTFG Group aims to reduce overlapping of functions within the group, thereby increasing efficiency and realizing the benefits of MTFG’s group resources and scale of operations. Moreover, through a greater integration of the MTFG Group’s shared expertise in banking, trust and securities businesses, the MTFG Group aims to deliver a more diverse but integrated lineup of products and services for its customers. See Note 29 for more information by business segment.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term primarily relate to the allowance for credit losses on loans and off-balance-sheet credit instruments, deferred tax assets, financial instruments with no available market prices, goodwill, investment securities and accrued severance indemnities and pension liabilities.

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The consolidated financial statements include the accounts of MTFG and its subsidiaries over which control is exercised through either majority ownership of voting stock and/or other means, including, but not limited to, the possession of the power to direct or cause the direction of the management and policies of entities. In situations in which the MTFG Group has less than 100% but greater than 50% of ownership in entities, such entities are consolidated and minority interests are also recorded in Other liabilities. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the MTFG Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The MTFG Group’s equity interests in the earnings of these equity investees and gains or losses realized on disposition of such investments are reported in Equity in earnings (losses) of equity method investees.

Variable interest entities for which the MTFG Group is deemed to be the primary beneficiary are consolidated when the MTFG Group has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected returns, or both. See Accounting Changes—Variable Interest Entities and Note 26.

Assets that the MTFG Group holds in an agency, fiduciary or trust capacity are not assets of the MTFG Group and, accordingly, are not included in the accompanying consolidated balance sheets.

Cash Flows—For the purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the consolidated balance sheets under the caption Cash and due from banks with original maturities of 90 days or less. Cash flows from qualified hedging activities are classified in the same category as the items being hedged.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions—Financial statements of overseas entities are translated into Japanese yen using the respective fiscal year-end exchange rates for assets and liabilities. Income and expense items are translated at average rates of exchange for the respective fiscal periods.

Except for overseas entities located in highly inflationary economies, foreign currency translation gains and losses related to the financial statements of overseas entities of the MTFG Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of accumulated other changes in equity from nonowner sources. Tax effects of gains and losses on foreign currency translation of financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future. If applicable, foreign exchange translation gains and losses pertaining to entities located in highly inflationary economies are recorded in Foreign exchange gains (losses)—net, as appropriate. For these entities, premises and equipment and the related depreciation and amortization thereof are translated at exchange rates prevailing at dates of acquisition.

Foreign currency denominated assets and liabilities are translated into Japanese yen at the respective fiscal year-end foreign exchange rates. Foreign currency denominated income and expenses are translated using average rates of exchange for the respective fiscal periods. Gains and losses from such translation are included in Foreign exchange gains (losses)—net, as appropriate.

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as sales of securities with related off-balance-sheet forward repurchase commitments or purchases of securities with related off-balance-sheet forward resale commitments, if they meet the relevant conditions for the surrender of control as provided by Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125.” If the conditions are not met, the transactions are treated as secured financing or lending.

Collateral—For secured lending transactions, including resale agreements, securities borrowing transactions, commercial lending and derivative transactions, the MTFG Group, as a secured party, generally has the right to require the counterparties to provide collateral, including letters of credit, cash, securities and other financial assets. For most securities lending transactions, the MTFG Group maintains strict levels of collateralization governed by daily mark-to-market analysis. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the MTFG Group sells these financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements and securities lending transactions and derivative transactions, where the secured party has the right to sell or repledge financial assets pledged as collateral, the MTFG Group separately discloses those financial assets pledged as collateral in the consolidated balance sheets.

Trading Account Securities—Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value on the consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized currently in Trading account profits—net, as appropriate.

Investment Securities—Debt securities for which the MTFG Group has both the positive intent and ability to hold to maturity are classified as Securities being held to maturity and carried at amortized cost. Debt securities

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that the MTFG Group may not hold to maturity and marketable equity securities, other than those classified as trading account securities, are classified as Securities available for sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within accumulated other changes in equity from nonowner sources, which is a component of shareholders’ equity. Nonmarketable equity securities are stated at cost as Other investment securities. The preferred stock investment in UFJ Bank Limited (“UFJ Bank”) is separately presented at cost in the consolidated balance sheets.

Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities gains (losses)—net in the statement of income. In determining other than temporary declines in fair value to be recognized as an impairment loss on investment securities, the MTFG Group generally considers factors such as the financial condition of the issuer, the extent of decline in fair value, and the length of period that the decline in fair value below cost has existed. See Note 5 for a further discussion of other-than-temporary impairment. Interest and dividends on investment securities are reported in Interest Income. Dividends are recognized when the shareholders’ right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

Derivative Financial Instruments—The MTFG Group engages in derivative activities involving swaps, forwards and options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to the customers’ financial needs. Derivatives are also used to manage its exposures to fluctuations in interest and foreign exchange rates, equity and commodity prices.

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities. Fair values are based on market or broker-dealer quotes when available. Valuation models such as present value and pricing models are applied to current market information to estimate fair values when such quotes are not available. The MTFG Group defers trade date gains or losses on derivatives where the fair values of those derivatives are not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a net basis. Changes in the fair value of such contracts are recognized currently in Foreign exchange gains (losses)—net with respect to foreign exchange contracts and in Trading account profits—net with respect to interest rate contracts and other types of contracts.

Embedded derivatives that are not clearly and closely related to the host contracts and meet the definition of derivatives are separated from the host contracts and measured at fair value unless the contracts embedding the derivatives are measured at fair value in their entirety.

Derivatives are also used for asset and liability management to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Such derivatives may include contracts that qualify for hedge accounting. At inception of hedge accounting, each derivative is designated as a hedging instrument and documented with related information such as the risk management objective and strategy for the hedge, which includes the hedged item, the risk being hedged and the method used to assess the hedge’s effectiveness. Derivatives are evaluated in order to determine if they qualify for hedge accounting. The hedging derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows from the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities. For fair

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value hedges of interest-bearing assets or liabilities, the change in the fair value of the hedged item and the hedging instruments is recognized in net interest income to the extent that it is effective. For all other fair value hedges, the change in the fair value of the hedged item and change in fair value of the derivative are recognized in non-interest income or expense. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in accumulated other changes in equity from nonowner sources. Amounts realized on cash flow hedges related to variable rate loans are recognized in net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions, if any, is recognized in non-interest income or expense in the period when the forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment of hedge effectiveness are currently recognized in non-interest income or expense. Derivatives that do not qualify for hedge accounting are considered trading positions and are accounted for as such.

Loans—Loans are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loans held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using the method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the contractual lives of the loans using a method that approximates the interest method.

Loans are considered impaired when, based on current information and events, it is probable that the MTFG Group will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of domestic banking subsidiaries, including BTM and Mitsubishi Trust, and 90 days or more with respect to loans of certain foreign banking subsidiaries. A nonaccrual loan may be restored to an accrual status when interest and principal payments become current and management expects that the borrower will make future contractual payments as scheduled. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on nonaccrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, such collections are credited to income. The MTFG Group does not capitalize any accrued interest in its principal balances of impaired loans at each balance sheet date.

Loan Securitization—The MTFG Group securitizes and services commercial and industrial loans in the normal course of business. The MTFG Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control in accordance with SFAS No. 140. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. Interests in loans sold through a securitization

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accounted for as a sale may be retained in the form of subordinated tranches or beneficial interests. These retained interests are primarily recorded in Securities available for sale. The previous carrying amount of the loans involved in the transfer is allocated between the loans sold and the retained interests based on their relative fair values at the date of the securitization. Since quoted market prices are generally not available, the MTFG Group usually estimates fair value of these retained interests based on the present value of future expected cash flows by using modeling techniques that involve management’s best estimates of key assumptions, which may include default rates, recovery rates, and discount rates. Retained interests that can contractually be prepaid or otherwise settled in such a way that the MTFG Group would not recover substantially all of its investment are accounted for as investment securities available for sale.

Allowance for Credit Losses—The MTFG Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are deducted from the allowance for credit losses, as net charge-offs, generally based on detailed loan reviews and a credit assessment by management at each balance sheet date. The MTFG Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. A provision for credit losses, which is a charge against earnings, is added to bring the allowance to a level which, in management’s opinion, is adequate to absorb probable losses inherent in the credit portfolio.

A key element relating to the policies and discipline used in determining the allowance for credit losses is the credit classification and the related borrower categorization process. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of the allowance, the MTFG Group evaluates the probable loss by category of loan based on its type and characteristics.

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

The credit loss allowance for individual customers represents the impairment allowance determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” The MTFG Group measures the impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or on the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent, when it is probable that the MTFG Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. For certain subsidiaries, some impaired loans are aggregated for the purpose of measuring impairment using historical loss factors. Generally, the MTFG Group’s impaired loans include nonaccrual loans, restructured loans and other loans specifically identified as impaired.

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

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The formula allowance is calculated for groups of loans collectively evaluated for unidentified impairment by applying loss factors to outstanding substandard, special mention and unclassified loans. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable credit losses are not easily identifiable or measurable. In determining the formula allowance, the MTFG Group, therefore, relies on a statistical analysis that incorporates loss factor percentages of total loans outstanding based on historical experience. Corresponding to the periodical impairment identification and self-assessment process, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date. The results of such back-testing are evaluated by management to determine whether the manner and level of formula allowance need to be changed in subsequent years.

The unallocated allowance represents an estimate of additional losses inherent in the loan portfolio and is composed of attribution factors, which are based upon management’s evaluation of various conditions that are not directly or indirectly measured in the determination of the allocated allowance. The conditions evaluated in connection with the unallocated allowance may include existing general economic and business conditions affecting the key lending areas of the MTFG Group, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, bank regulatory examination results and findings of the MTFG Group’s internal credit examiners.

The credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on a detailed analysis of individual loans. The allowance is determined primarily based on probable net charge-offs and the probability of insolvency based on the number of delinquencies.

Allowance for Off-Balance-Sheet Credit Instruments—The MTFG Group maintains an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is recorded as a liability and includes the specific allowance for specifically identified credit exposure and the allocated formula allowance. With regard to the specific allowance for specifically identified credit exposure and allocated formula allowance, the MTFG Group adopts the same methodology used in determining the allowance for loan credit losses. Potential credit losses related to derivatives are considered in the fair valuation of the derivatives.

Net changes in the allowance for off-balance-sheet credit instruments are accounted for as Other non-interest expenses.

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the terms of the respective leases or the estimated useful lives of the improvements, whichever are shorter. Depreciation of premises and equipment is computed under the declining-balance method with respect to premises and equipment of BTM, Mitsubishi Trust and certain other subsidiaries, and under the straight-line method with respect to premises and equipment of other subsidiaries, at rates principally based on the following estimated useful lives:

Years
Buildings	15 to 50
Equipment and furniture	4 to 15
Leasehold improvements	8 to 39

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Goodwill—The MTFG Group has classified as goodwill the excess of the cost of the MTFG Group’s investments in subsidiaries over the MTFG Group’s share of net assets at dates of acquisition in purchase transactions. Goodwill related to the investments in affiliated companies is included in the investments accounted for by the equity method. On April 1, 2002, the MTFG Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which provides goodwill acquired in a purchase business combination should not be amortized and is subject to an impairment test. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. An impairment loss, if any, is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

Software—The MTFG Group capitalizes certain costs associated with the acquisition or development of internal-use software. Costs subject to capitalization are salaries and employee benefits for employees who are directly associated with and who devote time to the internal-use computer software project, to the extent of the time spent directly on the project. Once the software is ready for its intended use, the MTFG Group begins to amortize capitalized costs on a straight-line basis over its estimated useful life.

Accrued Severance and Pension Liabilities—BTM, Mitsubishi Trust and certain other subsidiaries have defined benefit retirement plans, including lump-sum severance indemnities plans. The costs of the plans, based on actuarial computations of current and future employee benefits, are charged to Salaries and employee benefits.

Debentures and Long-Term Debt—Premiums, discounts and issuance costs of debentures and long-term debt are amortized based on the method that approximates the interest method over the terms of the debentures and long-term debt.

Obligations under Guarantees—The MTFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, and liquidity facilities. The MTFG Group recognizes guarantee fee income over the guarantee period. It is MTFG’s dominant business practice to receive such a guarantee fee at the inception of the guarantee, which approximates market value of the guarantee and is initially recorded as a liability, which is then recognized as guarantee fee income ratably over the guarantee period.

Fees and Commissions—Revenue recognition of major components of fees and commissions is as follows:

•	Fees on funds transfer and collection services and fees from investment banking services are generally recognized as revenue when the related services are performed.

•	Fees from trade-related financing services are recognized over the period of the financing.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Trust fees are recognized on an accrual basis, generally based on the volume of trust assets under management and/or the operating performance for the accounting period of each trust account. With respect to trust accounts with guarantee of trust principal, trust fees are determined based on the profits earned by individual trust account during the trust accounting period, less deductions, including provision for reserve, impairment for individual investments and dividends paid to beneficiary certificate holders. The trust fees for these trust accounts are accrued based on the amounts expected to be earned during the accounting period of each trust account.

•	Annual fees and royalty and other service charges related to the credit card business are recorded on a straight-line basis as services are provided.

•	Interchange income from the credit card business is recognized as billed.

•	Service charges on deposit accounts, and fees and commissions from other services are generally recognized over the period that the service is provided.

•	Fees on guarantees are generally recognized over the contractual periods of the respective guarantees. Amounts initially recorded as a liability corresponding to the obligations at fair value are generally recognized as revenue over the terms of the guarantees as the MTFG Group is deemed to be released from the risk under guarantees.

Income Taxes—The provision for income taxes is determined using the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized. The provision for deferred taxes is based on the change in the net deferred tax asset or liability from period to period.

Free Distributions of Common Shares—As permitted by the Commercial Code of Japan (the “Code”), Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a “stock split” as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus accounts. Common shares distributed are recorded as shares issued on the distribution date. See Note 20.

Amounts per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common shares and is computed by dividing income available to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 23 for the computation of basic and diluted EPS.

Comprehensive Income (Loss)—The MTFG Group’s comprehensive income (loss) includes net income and other changes in equity from nonowner sources. All changes in unrealized gains and losses on investment securities available for sale, unrealized gains and losses on derivatives qualifying for cash flow hedges, minimum pension liability adjustments and foreign currency translation adjustments constitute the MTFG Group’s changes in equity from nonowner sources and are presented, with related income tax effects, in the consolidated statements of changes in equity from nonowner sources.

Stock-Based Compensation—In December 2002, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure requirements under this Statement are effective for financial statements for fiscal years ended after December 15, 2002.

Two subsidiaries of MTFG have several stock-based compensation plans, which are described more fully in Note 32. As permitted by the provisions of SFAS No. 123, they account for those employee stock-based compensation plans by the intrinsic value-based method prescribed in APB No. 25, “Accounting for Stock Issued to Employees” and related Interpretations. Under the intrinsic value-based method, compensation expense is measured as the amount by which quoted market price of these subsidiaries’ stock at the date of grant exceeds the stock option exercise price. Non-employee stock-based compensation plans are accounted for at fair value.

Had the employee stock-based compensation plans been accounted for under the fair value method of SFAS No. 123, the MTFG Group’s compensation expense, net income, and net income per share would have been the pro forma amounts indicated in the following table.

	Fiscal years ended March 31,
	2003	2004	2005
	(in millions)
Reported net income	¥203,445	¥823,002	¥415,155
Stock-based employee compensation expense (determined under fair value based method for all awards, net of tax)	(2,019)	(1,965)	(1,661)

Pro forma net income, after stock-based employee compensation expense	¥201,426	¥821,037	¥413,494

Basic earnings per common share—net income available to common shareholders:	(in Yen)
Reported	¥33,991.75	¥128,350.88	¥62,717.21
Pro forma	33,632.29	128,041.46	62,462.09
Diluted earnings per common share—net income available to common shareholders:
Reported	31,164.84	125,033.96	62,476.76
Pro forma	30,820.41	124,732.42	62,221.87

Stock-based compensation expense included in net income for the fiscal years ended March 31, 2003, 2004 and 2005 was not significant.

Accounting Changes

Variable Interest Entities—In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN No. 46 addresses consolidation by business enterprises of variable interest entities (“VIEs”). The consolidation requirements of FIN No. 46 apply immediately to VIEs created after January 31, 2003. The MTFG Group has applied, as required, FIN No. 46 to all VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46R”). FIN No. 46R modifies FIN No. 46 in

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

certain respects including the scope exception, the definition of VIEs, and other factors that would affect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission (“SEC”) stated the SEC staff’s position in a letter to the American Institute of Certified Public Accountants (“AICPA”) dated March 3, 2004, that the SEC staff does not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity’s year-end and the frequency of interim reporting. In accordance with the letter, the MTFG Group adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R is deferred. Under FIN No. 46R, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE is to be recognized as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle was to decrease net income by ¥977 million. See Note 26 for further discussion of VIEs in which the MTFG Group holds variable interests.

Certain Financial Instruments with Characteristics of both Liabilities and Equity—In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective at the beginning of the first interim period beginning after June 15, 2003, which is the MTFG Group’s fiscal year ended March 31, 2005. On November 7, 2003, FASB Staff Position No. 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” delayed the effective date of certain provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests. The adoption of SFAS No. 150 did not have a material impact on the MTFG Group’s financial position and results of operations.

Disclosure about Pension and Other Postretirement Benefit—In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106” (“SFAS No. 132R”), which replaces existing FASB disclosure requirements for pensions. SFAS No. 132R requires disclosure of more details about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. SFAS No. 132R is generally effective for the fiscal years ended after December 15, 2003, and for interim periods beginning after December 15, 2003. See Note 17 for the required disclosure.

Impairment of Securities Investments—In November 2003, the FASB Emerging Issues Task Force (the “EITF”) reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosures already required by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The new disclosure requirements are applied to financial statements for the fiscal years ending after December 15, 2003. See Note 5 for the required disclosures. In March 2004, the EITF also reached a consensus on additional accounting guidance for other-than-temporary impairments, which requires an evaluation and recognition of other-than-temporary impairment by a three-step impairment test. The guidance should be applied for reporting periods beginning after June 15, 2004. On September 30, 2004, FASB Staff Position EITF Issue 03-1-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” delayed the effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of EITF 03-1. The FASB will be issuing implementation guidance related to this topic. Once issued, the MTFG Group will evaluate the effect of the measurement and recognition provision of EITF 03-1.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and Other Intangible Assets—Effective April 1, 2002, the MTFG Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill, formerly amortized over its useful life, no longer be amortized but rather tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets that have finite useful lives will continue to be amortized over their useful lives while intangible assets with indefinite lives will no longer be amortized and are subject to impairment testing at least annually.

The MTFG Group performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative adjustment charge to earnings of ¥532 million.

Derivative Instruments and Hedging Activities—In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows, (3) amends the definition of underlyings, one of three characteristics of derivatives, to include the occurrence or non-occurrence of a specified event such as scheduled payments under a contract, and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the MTFG Group’s financial position and results of operations.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities—In January 2003, the EITF reached a consensus on Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”), which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of the substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

In June 2003, BTM submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, BTM made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. The substitutional obligation and related plan assets were transferred to a government agency in March 2005 and BTM was released from paying the substitutional portion of the benefits to its employees. The completion of the transfer to the Japanese Government of the substitutional portion of the employee pension plan constituted a settlement of such plan. However, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), the impact of the transfer / settlement of a pre-tax income of ¥36.1 billion will be recognized in the fiscal year ending March 31, 2006.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications

Certain reclassifications and format changes of the financial statements for the fiscal years ended March 31, 2003 and 2004 have been made to conform to the presentation for the fiscal year ended March 31, 2005.

Recently Issued Accounting Pronouncements

Accounting for Certain Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. SOP 03-3 also limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the non-accretable difference. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The MTFG Group has not completed the study of what effect SOP 03-3 will have on its financial position and results of operations.

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the guidance of using intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires a fair-value-based measurement method in accounting for share-based payment transactions with employees. As a result, the cost resulting from all share-based payment transactions shall be recognized in the financial statements. SFAS No. 123R is effective as of the beginning of the interim or annual reporting periods beginning after June 15, 2005. See Summary of Significant Accounting Policies—Stock-Based Compensation—for the pro forma information as if the fair value based method had been applied to all awards in accordance with SFAS No.123.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The MTFG Group has not completed the study of what effect SFAS No. 153 will have on its financial position and results of operations.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting Changes and Error Corrections— In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. Accordingly, the MTFG Group can not reasonably estimate the ultimate impact of SFAS No. 154.

Accounting for Conditional Asset Retirement Obligations— In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN No.47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The MTFG Group has not completed the study of what effect FIN No. 47 will have on its financial position and results of operations.

2.    INVESTMENTS IN ACOM AND DCS

ACOM CO., LTD.

In April 2004, MTFG acquired an additional 12.9% of the common shares of ACOM CO., LTD. (“ACOM”), a consumer finance company in Japan, resulting in an aggregate ownership interest of 15.1% in ACOM. Prior to the acquisition, the MTFG Group held 2.2% of the common shares of ACOM and accounted for the investment as available-for-sale securities. As a result of the additional investment and a change in the MTFG Group’s relationship with ACOM, including an increase in the MTFG Group’s representation on ACOM’s board of directors, the MTFG Group obtained the ability to exercise significant influence over the operations of ACOM and accounted for such investment under the equity method for the year ended March 31, 2005. The equity method was applied in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Accordingly, the accompanying consolidated financial statements in prior fiscal periods have been retroactively adjusted to reflect the adoption of the equity method.

The previously reported amounts and the adjusted amounts are as follows:

	March 31, 2004
	As previously reported	As adjusted
	(in millions)
Investment securities—Securities available for sale	¥27,654,310	¥27,630,316
Deferred tax assets	1,005,965	1,007,276
Other assets	2,035,028	2,055,730
Retained earnings—Unappropriated	955,291	958,416
Accumulated other changes in equity from nonowner sources, net of taxes	389,751	384,719
Less treasury stock, at cost	2,369	2,443

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal years ended March 31,
	2003		2004
	As previously reported	As adjusted*	As previously reported	As adjusted*
	(in millions, except per share data)
Interest income-Investment securities: Dividends	¥46,969	¥46,716	¥41,462	¥41,207
Investment securities gains (losses)—net	(21,574)	(22,677)	118,648	118,648
Equity in earnings (losses) of equity method investees	(11,456)	(9,835)	3,702	5,213
Other non-interest income	58,921	59,211	51,763	51,763
Income tax expense	69,474	69,872	357,314	357,817
Net income	203,288	203,445	822,249	823,002
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	32,212.04	32,240.37	128,323.13	128,443.00
Basic earnings per common share—net income	33,963.40	33,991.75	128,231.00	128,350.88
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	29,459.67	29,486.78	125,006.95	125,123.73
Diluted earnings per common share—net income	31,137.71	31,164.84	124,917.18	125,033.96

*	“As adjusted” amounts related to the consolidated statement of income for the fiscal years ended March 31, 2003 and 2004 include the effect of adjustments for discontinued operations. See Note 3.

Diamond Computer Service Co., Ltd.

During the fiscal year ended March 31, 2005, MTFG acquired 100% of Diamond Computer Service Co., Ltd. (“DCS”), a former equity method investee of BTM, which provides data processing and IT development services, through a share exchange. 26,205 shares of MTFG’s common stock were issued in exchange for all of the outstanding shares of DCS’s common stock based on the exchange ratio of 0.00135 shares of MTFG’s common stock for each share of DCS’s common stock. Following the completion of the exchange offer, in accordance with a business alliance between DCS and a third party, MTFG sold 60% of its shares of DCS to the third party. As a result, DCS became an equity method investee at March 31, 2005.

3.    DISCONTINUED OPERATIONS

During the fiscal year ended March 31, 2004, the MTFG Group completed the liquidation process of its domestic mortgage securities subsidiary, The Diamond Mortgage Co., Ltd. The dissolution was due to the adverse business environment for the domestic mortgage securities business, whose results were reported as a part of the Integrated Corporate Banking Business Group. In addition, during the fiscal year ended March 31, 2004, as a part of the MTFG Group’s efforts to streamline its securities business, Mitsubishi Securities, whose results were also reported as a part of the Integrated Corporate Banking Business Group, sold certain domestic subsidiaries to third parties. BTM also sold its securities subsidiary in Europe to third parties.

In accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” MTFG presents the results of discontinued operations as a separate line item in the consolidated statements of income.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the results of discontinued operations for the fiscal years ended March 31, 2003 and 2004:

	2003	2004
	(in millions)
Total revenue	¥3,077	¥3,240

Income (loss) from discontinued operations	¥(16,227)	¥2,185
Loss on disposal	—	(2,026)
Income tax expense (benefit)	(26,597)	744

Income (loss) from discontinued operations—net	¥10,370	¥(585)

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2004 and 2005. For trading derivative contracts executed under legally enforceable master netting agreements, related assets and liabilities are bilaterally offset and reported net by counterparty.

	2004	2005
	(in millions)
Trading account assets:
Trading securities:
Japanese government, prefectural and municipal bonds	¥1,605,551	¥2,734,404
Commercial paper	3,142,364	1,704,046
Foreign governments bonds and other securities	1,182,408	1,319,239

Total	5,930,323	5,757,689

Trading derivative assets:
Interest rate contracts:
Forwards and futures	13,763	3,352
Swaps and swap-related products	3,197,178	2,572,512
Options purchased	94,561	97,553

Total	3,305,502	2,673,417

Foreign exchange contracts:
Forwards and futures	592,904	590,517
Swaps	309,959	260,309
Options purchased	88,037	105,375

Total	990,900	956,201

Other contracts, mainly equity and credit-related contracts	26,858	56,532
Bilateral netting of derivatives under master netting agreements	(1,874,831)	(1,737,823)

Total	¥8,378,752	¥7,706,016

Trading account liabilities:
Trading securities sold, not yet purchased	¥220,283	¥176,794
Trading derivative liabilities:
Interest rate contracts:
Forwards and futures	11,904	4,904
Swaps and swap-related products	3,045,986	2,486,692
Options written	100,551	97,940

Total	3,158,441	2,589,536

Foreign exchange contracts:
Forwards and futures	534,521	592,133
Swaps	327,710	308,376
Options written	87,570	89,746

Total	949,801	990,255

Other contracts, mainly equity and credit-related contracts	57,272	75,294
Bilateral netting of derivatives under master netting agreements	(1,874,831)	(1,737,823)

Total	¥2,510,966	¥2,094,056

See Note 31 for the methodologies and assumptions used to estimate fair values.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MTFG Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains (losses) for the fiscal years ended March 31, 2003, 2004 and 2005 comprised the following:

	2003	2004	2005
	(in millions)
Interest rate and other derivative contracts	¥254,895	¥(1,999)	¥6,411
Trading account securities, excluding derivatives	12,715	105,902	55,637

Trading account profits—net	267,610	103,903	62,048
Foreign exchange derivative contracts	(100,277)	68,674	(65,431)

Net trading gains (losses)	¥167,333	¥172,577	¥(3,383)

5.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2004 and 2005 were as follows:

	2004				2005
	Amortized cost (Restated)	Gross unrealized gains (Restated)	Gross unrealized losses (Restated)	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥14,651,744	¥36,143	¥10,429	¥14,677,458	¥13,888,641	¥59,685	¥1,312	¥13,947,014
Japanese prefectural and municipal bonds	248,044	2,757	40	250,761	141,851	1,979	4	143,826
Foreign governments and official institutions bonds	4,504,401	55,641	36,093	4,523,949	2,372,775	44,760	20,095	2,397,440
Corporate bonds	2,363,519	34,010	7,364	2,390,165	2,904,577	53,704	4,715	2,953,566
Mortgage-backed securities	1,178,531	5,184	8,800	1,174,915	2,152,105	16,345	10,978	2,157,472
Other debt securities	531,537	1,136	2,795	529,878	1,004,336	5,939	4,609	1,005,666
Marketable equity securities	2,410,421	1,674,409	1,640	4,083,190	2,333,379	1,620,853	678	3,953,554

Total	¥25,888,197	¥1,809,280	¥67,161	¥27,630,316	¥24,797,664	¥1,803,265	¥42,391	¥26,558,538

Securities being held to maturity: Debt securities:
Japanese national government and Japanese government agency bonds	¥1,050,931	¥3,898	¥1,218	¥1,053,611	¥2,038,450	¥18,078	¥—	¥2,056,528
Japanese prefectural and municipal bonds	108,884	3,348	2	112,230	91,366	3,704	—	95,070
Foreign governments and official institutions bonds	38,161	974	—	39,135	23,980	291	105	24,166
Corporate bonds	37,620	273	3	37,890	30,024	291	—	30,315
Other debt securities	15,163	12	140	15,035	7,496	10	—	7,506

Total	¥1,250,759	¥8,505	¥1,363	¥1,257,901	¥2,191,316	¥22,374	¥105	¥2,213,585

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent to the issuance of the MTFG Group’s consolidated financial statements for the fiscal year ended March 31, 2004, management determined that amortized costs and gross unrealized gains and losses on securities available for sale for the fiscal year ended March 31, 2004 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2004
	Amortized cost		Gross unrealized gains		Gross unrealized losses
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in millions)
Securities available for sale:
Debt securities:
Foreign governments and official institutions bonds	¥4,488,926	¥4,504,401	¥64,990	¥55,641	¥29,967	¥36,093
Corporate bonds	2,345,679	2,363,519	48,452	34,010	3,966	7,364
Mortgage-backed securities	1,148,801	1,178,531	30,746	5,184	4,632	8,800
Other debt securities	530,201	531,537	2,347	1,136	2,670	2,795

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were carried at cost of ¥200,557 million and ¥341,744 million, at March 31, 2004 and 2005, respectively. In addition, the preferred stock investment in UFJ Bank was also carried at cost of ¥700,000 million at March 31, 2005. The corresponding estimated fair values at those dates were not readily determinable. The MTFG Group periodically monitors the status of each investee including the credit ratings and changes in the MTFG Group’s share of net assets in the investees as compared with its shares at the time of investment, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities.

See Note 31 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2005 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held-to-maturity		Available-for- sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥30,418	¥30,499	¥6,148,719
Due from one year to five years	2,101,683	2,121,463	10,199,508
Due from five years to ten years	54,273	56,286	2,299,161
Due after ten years	4,942	5,337	3,957,596

Total	¥2,191,316	¥2,213,585	¥22,604,984

For the fiscal years ended March 31, 2003, 2004 and 2005, proceeds from sales of securities available for sale were ¥27,062,165 million, ¥29,334,674 million and ¥38,786,642 million, respectively. For the fiscal years

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ended March 31, 2003, 2004 and 2005, gross realized gains on those sales were ¥575,339 million, ¥620,413 million and ¥429,583 million, respectively, and gross realized losses on those sales were ¥208,023 million, ¥260,624 million and ¥138,737 million, respectively. In September 2000, BTM changed its intent to hold securities originally classified as held-to-maturity and transferred such securities to the available-for-sale category while Mitsubishi Trust maintained its positive intent and ability to hold its held-to-maturity securities without any sales or transfers of such securities during the fiscal year ended March 31, 2001. As a result of the transfer, unrealized gains on securities available for sale were recorded against shareholders’ equity and were not significant. The MTFG Group classified subsequent acquisitions of securities as either available for sale or trading until the fiscal year ended March 31, 2003. On April 1, 2003, the MTFG Group reassessed the appropriateness of the classification of the securities which had been classified as available for sale and reclassified ¥78,343 million of such securities into the held-to-maturity category. The transfer did not have a material impact on its financial position or results of operations.

For the fiscal years ended March 31, 2003, 2004 and 2005, losses resulting from write-downs of investment securities to reflect the decline in value considered to be other than temporary were ¥395,481 million, ¥230,074 million and ¥106,929 million, respectively, which were included in Investment securities gains (losses)—net in the consolidated statements of income.

The following table shows the unrealized gross losses and fair values of investment securities available for sale and being held to maturity at March 31, 2005, by length of time that individual securities in each category have been in continuous loss position:

	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥4,564,632	¥1,312	¥—	¥—	¥4,564,632	¥1,312	41
Japanese prefectural and municipal bonds	1,535	4	—	—	1,535	4	1
Foreign governments and official institutions bonds	1,254,178	17,104	110,091	2,991	1,364,269	20,095	244
Corporate bonds	521,505	4,715	—	—	521,505	4,715	379
Mortgage-backed securities	597,893	7,066	207,208	3,912	805,101	10,978	247
Other debt securities	490,931	3,844	11,049	765	501,980	4,609	72
Marketable equity securities	19,845	678	—	—	19,845	678	10

Total	¥7,450,519	¥34,723	¥328,348	¥7,668	¥7,778,867	¥42,391	994

Securities being held to maturities:
Debt securities:
Foreign governments and official institution bonds	¥6,148	¥105	¥—	¥—	¥6,148	¥105	3

Total	¥6,148	¥105	¥—	¥—	¥6,148	¥105	3

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of the restatement described above, the following table which sets forth the unrealized gross losses and fair values of investment securities available for sale at March 31, 2004, by length of time that individual securities in each category have been in continuous loss position, was also restated as follows:

	Less than 12 months
	Fair value		Unrealized losses		Number of securities
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in millions)
Securities available for sale:
Debt securities:
Foreign governments and official institutions bonds	¥1,454,035	¥1,524,164	¥29,967	¥36,093	137	139
Corporate bonds	267,327	335,842	3,966	7,364	146	165
Mortgage-backed securities	356,098	524,737	4,632	8,800	98	137
Other debt securities	101,907	104,021	345	470	100	101

The MTFG Group holds various types of debt and equity securities as shown in the table of investment securities in the beginning part of this Note. Although, as shown in that table, substantial majority of such investments had unrealized gains at March 31, 2005, certain investments, primarily debt securities available for sale, had unrealized losses, most of which have been in continuous loss for a period less than 12 months.

The MTFG Group has determined that unrealized losses on investments at March 31, 2005 are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. The MTFG Group’s review included consideration of the following criteria:

The length of time that fair value of the investment has been below cost—The MTFG Group generally deems a continued decline of fair value below cost for six months or more to be other than temporary. Certain securities held by UnionBanCal Corporation (“UNBC”), a U.S. subsidiary of BTM, which primarily consists of securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, were determined not to be impaired in some cases, on the basis of a cash flow analysis of securities and/or UNBC’s ability to hold such securities to maturity.

As shown in the table above, there were no material unrealized losses that have been in a continuous loss position for 12 months or more, except for unrealized losses on certain foreign governments and official institutions bonds, mortgage-backed securities, and other debt securities held by UNBC at March 31, 2005. Foreign governments and official institutions bonds in an unrealized loss position for 12 months or more were issued by one of the several Government-Sponsored Enterprises (“GSEs”). These securities were issued with a stated interest rate and mature in less than four years. All of the unrealized losses on these securities resulted from rising interest rates subsequent to purchase. Unrealized losses will decline as interest rates fall below the purchased yield and as the securities approach maturity. Since UNBC has the ability and intent to hold the securities until recovery of the carrying value, which could be maturity, the unrealized loss is considered temporary. Mortgage-backed securities in an unrealized loss position for 12 months or more are primarily securities guaranteed by a GSE. These securities are collateralized by residential mortgage loans and may be prepaid at par prior to maturity. All of the unrealized losses on the mortgage-backed securities resulted from rising interest rates subsequent to purchase. Because the likelihood of credit loss is remote, the securities are excluded from the periodic evaluation of other-than-temporary impairment. Other debt securities in an unrealized loss position for 12 months or more primarily consisted of collateralized loan obligations held by UNBC. Unrealized losses on such securities arise from rising interest rates, widening credit spreads, credit quality of the underlying collateral, and the market’s opinion of the performance of the fund managers. Based on the cash flow analysis set out above, such unrealized losses are determined to be temporary in nature.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MTFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic factors and the issuers’ performance, as well as cyclical market price fluctuation due to changes in market interest rates, foreign exchange rates, and changes in credit spreads etc. In view of the diversity and volume of equity investments as well as the fact that the majority of investments in debt securities are in high-grade fixed-rate bonds, including sovereign bonds, the MTFG Group generally deems the decline of fair value below cost of 20% or more is a critical indicator of an other-than-temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MTFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

Exchange Traded Fund

For the fiscal years ended March 31, 2003 and 2004, BTM transferred marketable equity securities to an exchange traded fund (“ETF”), sponsored by a securities firm. BTM concurrently entered into sales agreements for marketable equity securities and purchase agreements for the fund units of the ETF with the securities firm. BTM transferred its marketable equity securities to the securities firm with an aggregate cost of ¥163,861 million for ¥240,574 million, an aggregate cost of ¥54,366 million for ¥76,385 million and nil for the fiscal years ended March 31, 2003, 2004 and 2005, respectively. The securities firm contributed these marketable equity securities and additional securities purchased from the market to the ETF in order to link the ETF performance to the TOPIX (a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange (“TSE”)). Certificates issued by the ETF (the “ETF certificates”) are linked to the TOPIX and have been listed on the TSE. BTM purchased the ETF certificates at the fair value of ¥361,782 million, ¥113,930 million and nil for the fiscal years ended March 31, 2003, 2004 and 2005, respectively, with an intention to sell them in the market or to the securities firm in the near future.

The MTFG Group accounted for the ETF certificates purchased from the securities firm as retained interests in the marketable equity securities transferred to the securities firm. The MTFG Group accounted for the transfer of marketable equity securities as a sale when the MTFG Group received cash or financial instruments other than the ETF certificates. For the fiscal years ended March 31, 2003, 2004 and 2005, the MTFG Group recognized gains of ¥41,883 million, ¥89,581 million and nil, respectively, on the sales of the ETF certificates. The MTFG Group held ETF certificates with fair values of ¥148,646 million at March 31, 2003 and nil at March 31, 2004 and 2005 in Securities available for sale. The ETF certificates are carried at fair value based on the market prices observed in the TSE and the fair value change is closely linked with the movement of the TOPIX.

Banks’ Shareholdings Purchase Corporation

Under a law forbidding banks from holding marketable equity securities in excess of their Tier I capital after September 30, 2006, the Banks’ Shareholdings Purchase Corporation (“BSPC”) was established in January 2002 in order to soften the impact on the stock market of sales of cross-shareholdings. BSPC began accepting share offers from financial institutions on February 15, 2002. It has been funded by financial institutions, including BTM and Mitsubishi Trust, which made initial contributions of ¥2,000 million (“preferred contributions”). BSPC will be disbanded when it sells all shares that it purchased from financial institutions, or by March 31, 2017, at the latest.

BSPC has two accounts to purchase stock from financial institutions; the General Account and the Special Account. In the General Account, each selling financial institution funds the amount of purchase by BSPC without guarantees by the Japanese government, and the financial institution will assume any gains or losses on sales by BSPC of the stocks. In the Special Account, each selling financial institution was required to make

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contributions of 8% of the selling prices to BSPC for purchases made prior to the effective date of the amendment to the above-mentioned law to fund any future losses (“subordinated contributions”). Effective in August 2003, the requirement of subordinated contributions was eliminated under the amendment to legislation. The purchase amount in the Special Account is funded by borrowings guaranteed by the Japanese government with a limit of ¥2.0 trillion. The cumulative net loss on sales of stocks in the Special Account, which will not be determined and finalized before the liquidation of BSPC, will be compensated first by the subordinated contributions, and then by the preferred contributions. If there is a remaining loss, the government, as a guarantor, will be liable for the loss. On the other hand, if there is a cumulative net asset at the time of the liquidation, the asset is first used to repay the preferred contributions and then to repay the subordinated contributions. After that, if any remaining net assets after repayment of subordinated contributions exist, such net assets will be paid out and the amounts will be determined based on the amounts of both contributions. Any remaining net assets in excess of double the amount of the contributions will belong to the Japanese government.

At the establishment of BSPC in January 2002, BTM and Mitsubishi Trust collectively paid ¥2,000 million to BSPC as preferred contributions. BTM and Mitsubishi Trust sold marketable equity securities with aggregate market values of ¥2,289 million, ¥135,636 million and ¥112,400 million, respectively, for the fiscal years ended March 31, 2003, 2004 and 2005. At the time of the sales, BTM and Mitsubishi Trust made subordinated contribution to the Special Account of ¥1,652 million and ¥183 million for the fiscal years ended March 31, 2002 and 2003, respectively. Also, BTM and Mitsubishi Trust made loans to BSPC to fund its purchases of marketable equity securities. Such loans to BSPC, which are guaranteed by the Japanese government, amounted to ¥79,735 million, ¥7,398 million and ¥141,727 million, respectively, at March 31, 2003, 2004 and 2005. For the fiscal year ended March 31, 2003, the MTFG Group evaluated its preferred contributions of ¥2,000 million and subordinated contributions of ¥1,835 million for impairment, and recognized an impairment loss of ¥3,835 million.

The MTFG Group accounts for the transfers of marketable equity securities to the General Account, if any, as secured borrowings. With respect to the transfers of marketable equity securities to the Special Account with the requirement of subordinated contributions, if the fair value of the securities sold to the Special Account is greater than 10% of the fair value of all securities held by the Special Account, the MTFG Group accounts for the subordinated contributions as a partial retained interest in the sale. For all period presented, the MTFG Group made no sales of securities whose fair value was greater than 10% of the fair value of all securities held by the Special Account. For the fiscal years ended March 31, 2003, 2004 and 2005, the MTFG Group recognized a loss of ¥10 million, a gain of ¥27,797 million and a gain of ¥62,226 million, respectively, on the sale of marketable equity securities to the Special Account.

The Bank of Japan

The Bank of Japan began purchasing marketable equity securities at fair value from banks, including BTM and Mitsubishi Trust, from November 2002, aiming to enhance the stability of the Japanese financial system by reducing the amount of marketable equity securities on the balance sheets of banks. Transfers of securities to the Bank of Japan are sales transactions without transferors’ continuing involvement. BTM and Mitsubishi Trust sold marketable equity securities to the Bank of Japan with aggregate market values of ¥181,570 million, ¥81,835 million and nil for the fiscal years ended March 31, 2003, 2004 and 2005, respectively. In September 2004, the Bank of Japan ended purchasing marketable equity securities from banks.

Preferred Stock Investment in UFJ Bank

In August 2004, four companies in the MTFG Group, MTFG, BTM, Mitsubishi Trust and Mitsubishi Securities concluded a basic agreement with four companies in the UFJ Group, UFJ Holdings, Inc. (“UFJ Holdings”), UFJ Bank, UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd., regarding the

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

management integration of the holding companies, banks, trust banks and securities companies of the two groups subject to the approval by the shareholders and relevant authorities. In September 2004, MTFG purchased preferred shares issued by UFJ Bank of ¥700,000 million. These preferred shares were carried at cost on the MTFG Group’s balance sheet at March 31, 2005. The estimated fair value of the investment was not readily determinable at March 31, 2005.

6.    LOANS

Loans at March 31, 2004 and 2005 by domicile and type of industry of borrower are summarized below:

Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan.

	2004		2005
	(in millions)
Domestic:
Manufacturing	¥6,000,095		¥6,475,361
Construction	1,010,439		974,060
Real estate	4,585,299		5,266,553
Services	4,344,833		3,621,673
Wholesale and retail	4,998,952		5,228,318
Banks and other financial institutions	3,834,178		3,774,847
Communication and information services	874,564		784,301
Other industries	6,169,456		6,700,336
Consumer	7,951,205	(2)	8,162,062	(2)

Total domestic	39,769,021		40,987,511

Foreign:
Governments and official institutions	183,117		212,750
Banks and other financial institutions	1,043,904		1,212,082
Commercial and industrial	7,239,896		8,392,489
Other	318,543		285,474

Total foreign	8,785,460		10,102,795

Less unearned income and deferred loan fees—net	28,625		18,768

Total	¥48,525,856	(1)	¥51,071,538	(1)

Notes:

(1)	The above table includes loans held for sale of ¥12,893 million and ¥36,424 million at March 31, 2004 and 2005, respectively.
(2)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, the MTFG Group’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥28,229	¥19,283	¥738,377	¥230,730	¥52,253	¥1,200	¥4,121	¥10,620	¥1,084,813
March 31, 2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥7,782	¥827,961

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Substantially all domestic loans are made under agreements which, as is customary in Japan, provide that a bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantees with respect to the loans, and that the bank may treat any collateral, whether furnished as security for loans or otherwise, as collateral for all indebtedness to the bank. At March 31, 2004 and 2005, such collateralized loans originated by the MTFG Group, which were principally collateralized by real estate, marketable securities and accounts receivable, amounted to ¥8,396,452 million and ¥7,371,556 million, respectively, which represented 21% and 18%, respectively, of the total domestic loans at March 31, 2004 and 2005.

Nonaccrual and restructured loans were ¥1,715,487 million and ¥1,276,559 million at March 31, 2004 and 2005, respectively. Had interest on these loans been accrued at the original terms of agreement, gross interest income on such loans for the fiscal years ended March 31, 2004 and 2005 would have been approximately ¥45.2 billion and ¥34.3 billion, respectively, of which approximately ¥32.6 billion and ¥26.5 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of income. Accruing loans contractually past due 90 days or more were ¥15,596 million and ¥10,111 million at March 31, 2004 and 2005, respectively.

The MTFG Group had provided commitments to extend credit with customers owing restructured loans. The amounts of such commitments were ¥43,943 million and ¥20,045 million at March 31, 2004 and 2005, respectively. See Note 25 for further discussion of commitments to extend credit.

Impaired Loans

The MTFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2004 and 2005 is shown below:

	2004		2005
	Recorded loan balance	Impairment allowance	Recorded loan balance	Impairment allowance
	(in millions)
Requiring an impairment allowance	¥1,405,761	¥563,560	¥1,043,458	¥461,229
Not requiring an impairment allowance	183,135	—	147,321	—

Total	¥1,588,896	¥563,560	¥1,190,779	¥461,229

Note:	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥12,637 million and ¥15,327 million at March 31, 2004 and 2005, respectively.

The average recorded investments in impaired loans were approximately ¥3,345 billion, ¥2,083 billion and ¥1,486 billion, respectively, for the fiscal years ended March 31, 2003, 2004 and 2005.

For the fiscal years ended March 31, 2003, 2004 and 2005, the MTFG Group recognized interest income of approximately ¥67.4 billion, ¥38.2 billion and ¥30.9 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal is certain; otherwise, cash receipts are applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lease Receivable

As part of its financing activities, the MTFG Group enters into leasing arrangements with customers. The MTFG Group’s leasing operations are performed through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and transportation equipment.

As of March 31, 2004 and 2005, the components of the investment in direct financing leases were as follows:

	2004	2005
	(in millions)
Minimum lease payment receivable	¥594,974	¥539,180
Estimated residual values of leased property	61,100	29,509
Less—unearned income	(49,920)	(47,807)

Net investment in direct financing leases	¥606,154	¥520,882

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2005 are as follows:

Direct financing leases
(in millions)
Fiscal year ending March 31:
2006	¥138,490
2007	107,315
2008	73,209
2009	47,865
2010	26,360
2011 and thereafter	145,941

Total minimum lease payment receivables	¥539,180

Government-led Loan Restructuring Program

Under the legislation enacted by the Japanese Diet in June 1996, which incorporates the restructuring program for the loans of seven failed housing-loan companies (the “Jusen”), the Deposit Insurance Corporation (“DIC”) established a Housing Loan Administration Corporation ( “HLAC”) to collect and dispose of the loans of the liquidated Jusen. In 1999, HLAC merged with the Resolution and Collection Bank Limited to create the Resolution and Collection Corporation (“RCC”), which is wholly owned by the DIC.

Financial institutions, including the MTFG Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the MTFG Group made loans of ¥407,078 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. At March 31, 2004 and 2005, outstanding loans to HLAC were ¥407,078 million and ¥277,406 million, respectively. During the fiscal year ended March 31, 2005, a part of the loan was repaid before the maturity.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The MTFG Group made non-interest-earning deposits of ¥176,089 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. The deposit balances as of March 31, 2004 and 2005, which are included in Other Assets, were ¥140,828 million and ¥145,103 million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of HLAC.

It is uncertain what losses (so-called “stage two loss”), if any, may ultimately be incurred by RCC through the collection of the Jusen loans during the 15-year term. If any such losses ultimately occur, the Japanese government will be liable for half of such losses, and the investment income to be earned by the Special Fund during the 15 years is to be used to cover the remaining half of the losses. The investment income to be earned by the New Fund during the 15 years is used to compensate for a portion of the public funds used for the Jusen restructuring.

At this time management believes all loans and deposits will be collectible according to their respective terms.

Sales of Loans

The MTFG Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. The Financial Services Agency of Japan (the “FSA”) announced in October 2002 that it will strive to reduce the aggregate ratio of nonperforming loans to total loans of major Japanese banks, including MTFG’s domestic banking subsidiaries, by approximately half by March 31, 2005. Pursuant to the FSA’s policy and in order to improve its loan quality, BTM and Mitsubishi Trust actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third party purchasers including RCC without any continuing involvement. Management of BTM and Mitsubishi Trust generally decide on approvals for disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. For the fiscal year ended March 31, 2003, the loss on sales of loans, which represents an additional provision for credit losses on such decision, was ¥45,004 million. The gains on sales of loans were ¥8,678 and ¥15,417 million for the fiscal years ended March 31, 2004 and 2005, respectively. Such gains and losses are included in the provision for credit losses in the accompanying consolidated statements of income.

Loan Securitization

The MTFG Group had no significant transfers of loans in securitization transactions accounted for as sales for the fiscal years ended March 31, 2003 and 2004, and did not retain any significant interests associated with loans transferred in securitizations at March 31, 2004. The MTFG Group securitized mortgage loans in the fiscal year ended March 31, 2005. After securitizations of mortgage loans, the MTFG Group provides servicing and advancing line for the loans transferred to the trust. As a result of the securitization, the MTFG Group received the proceeds of ¥8,620 million and recognized gain of ¥154 million for the fiscal year ended March 31, 2005. The MTFG Group did not possess any retained interests associated with the securitization at March 31, 2005.

Related Party Loans

In some cases, the banking subsidiaries of MTFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2004 and 2005, outstanding loans to such related parties were not significant.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2003, 2004 and 2005, there were no loans to related parties that were charged-off. Additionally, at March 31, 2004 and 2005, there were no loans to related parties that were impaired.

7.    ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the fiscal years ended March 31, 2003, 2004 and 2005 are shown below:

	2003	2004	2005
	(in millions)
Balance at beginning of fiscal year	¥1,735,180	¥1,360,136	¥888,127

Provision (credit) for credit losses	437,972	(114,109)	109,502

Charge-offs	893,638	378,094	298,261
Less—Recoveries	78,827	40,970	37,334

Net charge-offs	814,811	337,124	260,927

Others	1,795	(20,776)	4,004

Balance at end of fiscal year	¥1,360,136	¥888,127	¥740,706

Note: Others	principally include foreign exchange translation and discontinued operations adjustments.

As explained in Note 6, nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans were removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include the decrease in the allowance for credit losses due to loan disposal activity amounting to ¥369.6 billion, ¥124.6 billion and ¥25.1 billion for the fiscal years ended March 31, 2003, 2004 and 2005, respectively.

8.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2004 and 2005 consisted of the following:

	2004	2005
	(in millions)
Land	¥171,379	¥170,834
Buildings	426,691	415,611
Equipment and furniture	443,251	441,332
Leasehold improvements	228,104	230,333
Construction in progress	4,136	2,923

Total	1,273,561	1,261,033
Less accumulated depreciation	693,488	691,821

Premises and equipment—net	¥580,073	¥569,212

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥40,595 million and ¥46,707 million at March 31, 2004 and 2005, respectively. Accumulated depreciation on such capitalized leases at March 31, 2004 and 2005 amounted to ¥26,752 million and ¥31,261 million, respectively.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation expense of premises and equipment for the fiscal years ended March 31, 2003, 2004 and 2005 was ¥63,015 million, ¥55,799 million and ¥47,198 million, respectively.

In March 1999, BTM sold a 50% undivided interest in its head office land and building (including structure and equipment) for ¥91,500 million and in its main office land and building (including structure and equipment) for ¥9,100 million to a real estate company. At the same time, BTM entered an agreement to lease back the 50% undivided interest in the buildings sold from the buyer over a period of 7 years. BTM accounted for these transactions as financing arrangements, and recorded the total proceeds of ¥100,600 million as a financing obligation. Under the lease agreement, BTM made non-interest-bearing deposits of ¥8,000 million with the buyer-lessor in March 1999. The lease payments are determined each year upon negotiations with the buyer-lessor, based on future market conditions and expenditures for significant improvements and the related expenses of the buildings to be born by the buyer-lessor. The lease agreement is noncancelable during the lease period of 7 years. At the end of the lease, BTM has no obligations or options specified in the lease agreement.

At March 31, 2004 and 2005, the financing obligation was ¥102,795 million and ¥103,658 million, respectively, and total rental payments amounted to ¥6,190 million, ¥6,371 million and ¥6,594 million, respectively, for the fiscal years ended March 31, 2003, 2004 and 2005.

For the fiscal years ended March 31, 2003, 2004 and 2005, the MTFG Group recognized ¥13,004 million, ¥5,822 million and ¥1,591 million of impairment losses for long-lived assets, primarily domestic real estate which was either assets formerly used for its domestic banking operations that are no longer used or assets that are used without recoverability of carrying amount. In addition, ¥2,619 million, ¥8,661 million and ¥2,612 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2003, 2004 and 2005. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if any, or the estimated price based on an appraisal.

9.    GOODWILL AND OTHER INTANGIBLE ASSETS

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

On April 1, 2002, the MTFG Group has performed the required transitional impairment tests of goodwill and intangible assets with indefinite lives upon adoption of SFAS No. 142. The initial adoption resulted in a cumulative adjustment charge to earnings of ¥532 million related to the impairment of goodwill. Such cumulative adjustment primarily resulted from an impairment of goodwill related to a U.S. leasing business and was measured using the discounted future cash flow method. Intangible assets with indefinite lives, which were amortized in the prior periods, were immaterial.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill

The changes in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2004 and 2005 were as follows:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	UNBC	Total
	(in millions)
For the fiscal year ended March 31, 2004
Balance at March 31, 2003	¥—	¥15,358	¥14,735	¥18,050	¥48,143
Goodwill acquired during the fiscal year.	70	—	—	10,876	10,946
Goodwill written off related to sale of subsidiaries.	—	(280)	—	—	(280)
Foreign currency translation adjustments and other	—	—	—	(2,119)	(2,119)

Balance at March 31, 2004	¥70	¥15,078	¥14,735	¥26,807	¥56,690

For the fiscal year ended March 31, 2005
Balance at March 31, 2004	¥70	¥15,078	¥14,735	¥26,807	¥56,690
Goodwill acquired during the fiscal year.	—	—	—	31,105	31,105
Goodwill written off related to decrease in shareholdings.	(70)	—	—	—	(70)
Foreign currency translation adjustments and other	—	—	—	(1,891)	(1,891)

Balance at March 31, 2005	¥—	¥15,078	¥14,735	¥56,021	¥85,834

As discussed in Note 29, effective April 1, 2004, the MTFG Group implemented a new integrated business group system, which integrates the operations of BTM and Mitsubishi Trust into the following three areas—Retail, Corporate and Trust Assets resulting in a new basis of segmentation. The change in the carrying amount of goodwill by business segment during the fiscal year ended March 31, 2004 has been reclassified to conform to the new basis of segmentation for the fiscal year ended March 31, 2005.

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2004 and 2005:

	2004			2005
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥396,504	¥181,948	¥214,556	¥480,802	¥243,282	¥237,520
Core deposit intangible	4,041	1,672	2,369	7,006	3,113	3,893
Other	9,482	5,455	4,027	10,723	6,610	4,113

Total	¥410,027	¥189,075	220,952	¥498,531	¥253,005	245,526

Intangible assets recorded in connection with the additional minimum pension liabilities under SFAS No. 87 (See Note 17)			5,063			3,846
Intangible assets not subject to amortization			8,124			4,468

Total			¥234,139			¥253,840

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2005 amounted to ¥83,927 million, which primarily consist of capitalized cost of software. The weighted average amortization period for capitalized software is five years, and the amount of its residual value is immaterial.

For the fiscal years ended at March 31, 2004 and 2005, the MTFG Group recognized ¥215 million and ¥2,216 million of impairment losses for intangible assets not subject to amortization, which primarily consist of leasehold and telephone subscription rights, whose carrying amount exceeded its fair value. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if any, or the estimated price based on an appraisal.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(in millions)
Fiscal year ending March 31,
2006	¥81,893
2007	53,625
2008	42,373
2009	30,198
2010	18,102

10.    INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2003, 2004 and 2005 was as follows:

	2003	2004 (Restated)	2005
	(in millions)
Current:
Domestic	¥17,971	¥4,225	¥12,209
Foreign	43,634	45,050	58,493

Total	61,605	49,275	70,702

Deferred:
Domestic	(26,150)	292,357	227,100
Foreign	34,417	16,185	7,455

Total	8,267	308,542	234,555

Income tax expense from continuing operations	69,872	357,817	305,257

Income tax expense (benefit) from discontinued operations	(26,597)	744	—

Income tax expense (benefit) reported in shareholders’ equity relating to:
Investment securities available for sale	(331,295)	283,182	2,602
Derivatives qualifying for cash flow hedges	513	(1,789)	(198)
Minimum pension liability adjustments	(51,265)	46,395	6,830
Foreign currency translation adjustments	(3,527)	(4,595)	7,511

Total	(385,574)	323,193	16,745

Total	¥(342,299)	¥681,754	¥322,002

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent to the issuance of the MTFG Group’s consolidated financial statements for the fiscal year ended March 31, 2004, management determined that the details of current tax expense for the fiscal year ended March 31, 2004 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2004
	As previously reported	As restated
	(in millions)
Current:
Domestic	¥(3,689)	¥4,225
Foreign	52,964	45,050

Total	¥49,275	¥49,275

Income taxes in Japan applicable to the MTFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 39.9%, 39.9% and 40.6%, respectively, for the fiscal years ended March 31, 2003, 2004 and 2005. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Consolidated Corporate Tax

In March 2003, MTFG’s application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system has become effective for the fiscal year ended March 31, 2003. The consolidated corporate-tax system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. Due to the adoption of the consolidated corporate-tax system, companies are required to pay, for the fiscal years ended March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate. As a result, the combined normal effective statutory tax rate changed from approximately 38.0% to 39.9% for the fiscal year ended March 31, 2003. The adoption of the consolidated corporate-tax system resulted in a decrease in income tax expense of ¥37,479 million for the fiscal year ended March 31, 2003.

In February 2005, MTFG’s application to suspend the consolidated corporate-tax system was approved by the Japanese tax authorities. The MTFG Group filed, for the fiscal year ended March 31, 2005, its tax returns under the consolidated corporate-tax system. Due to the suspension of the consolidated corporate-tax system, deferred income taxes have been calculated separately based on temporary differences as of March 31, 2005 and future taxable income at each company.

Bank Tax

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

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The banks subject to the new tax rule, including BTM and Mitsubishi Trust, filed a complaint in October 2000 with the Tokyo District Court, calling for nullification of the new tax, which they claimed, unfairly targets banks. On March 26, 2002, the Tokyo District Court rejected the new tax enacted by the Tokyo Metropolitan Assembly. The court ordered the Tokyo Metropolitan Government to refund ¥72.4 billion in tax payments to 18 major banks and to pay an additional ¥1.8 billion in compensation.

On March 29, 2002, the Metropolitan Government lodged an appeal at the Tokyo High Court. Following the decision of the Tokyo District Court, 16 major banks filed a lawsuit on April 4, 2002 with the Osaka District Court against the Osaka Prefectural Government, seeking to nullify the new tax rule. In response to the lawsuit, on May 30, 2002, the Osaka Prefectural Government enacted a revised tax rule that changed the taxation for the fiscal year ended March 31, 2002 and the fiscal years subject to the new tax rule. Under the revised tax rule, for the fiscal years ended March 31, 2002 and 2003, large banks became subject to local taxes based on the lower of the 3.0% local tax on their gross operating income or the local tax computed based on net income. As a result of the revisions, BTM and Mitsubishi Trust did not pay any local taxes to the Osaka Prefectural Government for the fiscal years ended March 31, 2002 and 2003. BTM and Mitsubishi Trust incurred new local taxes to the Tokyo Metropolitan Government of ¥18.4 billion, ¥18.6 billion and ¥19.6 billion for the fiscal years ended March 31, 2001, 2002 and 2003, respectively. Had BTM and Mitsubishi Trust paid the local taxes based on net income under the former rule, tax expense would have been ¥6.6 billion for the fiscal year ended March 31, 2001, and zero for the fiscal years ended March 31, 2002 and 2003.

On January 30, 2003, the Tokyo High Court also rejected the new tax rule and ordered the Tokyo Metropolitan Government to refund tax payments that the banks had paid over the past two years, which represents the difference between the 3.0% tax on the gross operating profits paid by the banks and the amount computed based on net income under the former rule. The order includes the refund of ¥30.4 billion to BTM and Mitsubishi Trust. However, the Tokyo High Court reversed the lower court on the issue of additional compensation. The Tokyo Metropolitan Government appealed this decision to the Supreme Court of Japan.

On October 8, 2003, BTM and Mitsubishi Trust made a settlement-at-court with the Tokyo Metropolitan Government and the Tokyo Governor and withdrew their complaints regarding the Tokyo Metropolitan Government’s tax on large banks. The settlement included (a) a revision of the applicable tax rate to 0.9% from 3.0%, effective retroactive to the date of the enactment of the local tax in the fiscal year ended March 31, 2001 and (b) a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. On October 7, 2003, the MTFG Group received a tax refund plus accrued interest amounting to ¥42.0 billion.

In March 2003, the Japanese government amended the local tax law. Under the amended local tax law, a corporation size-based enterprise tax was effective, which superseded the current enterprise tax, including the local taxes levied by the Tokyo Metropolitan Government and Osaka Prefectural Government, from the fiscal year ended March 31, 2005. As a result, the normal effective statutory tax rate for the fiscal year ended March 31, 2005 was approximately 40.5%. The newly enacted rates were used in calculating the future expected tax effects of temporary differences as of March 31, 2003 that are expected to reverse during and subsequent to the fiscal year ended March 31, 2005. The change in tax rate resulted in a decrease of ¥75,121 million in income tax expense for the fiscal year ended March 31, 2003.

In October 2003, the Tokyo Metropolitan Government and the Osaka Prefectural Government enacted a surcharge tax on the corporation sized based enterprise tax under the local tax law amended in March 2003. As a result, the normal effective statutory tax rate increased approximately 0.1% to approximately 40.6% effective for the fiscal year ended March 31, 2005. The change in tax rate, used in calculating the future expected tax effects of temporary differences, resulted in a decrease of ¥3,410 million in income tax expense for the fiscal year ended March 31, 2004.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2003, 2004 and 2005 was as follows:

	2003	2004	2005
Combined normal effective statutory tax rate	39.9%	39.9%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	4.1	0.1	0.4
Dividends from foreign subsidiaries	3.0	0.7	1.1
Foreign tax credit and payments	9.5	0.5	1.6
Higher (lower) tax rates applicable to income of subsidiaries	(0.4)	0.1	(0.8)
Foreign tax assessment (refund)	(3.2)	(0.1)	—
Minority interest	0.6	1.2	1.6
Change in valuation allowance	14.7	(12.6)	(2.6)
Expiration of loss carryforwards of subsidiaries	3.3	—	—
Enacted change in tax rates	(28.4)	(0.3)	—
Realization of previously unrecognized tax benefits of subsidiaries	(15.7)	(1.2)	(0.1)
Other—net	(0.9)	2.0	0.5

Effective income tax rate	26.5%	30.3%	42.3%

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MTFG Group’s net deferred tax assets at March 31, 2004 and 2005 were as follows:

	2004	2005
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥492,269	¥418,641
Net operating loss carryforwards	751,591	532,166
Accrued severance indemnities and pension liabilities	112,937	99,635
Non-interest-earning deposits with the Special Fund and the New Fund (See Note 6)	14,329	12,592
Accrued liabilities and other	77,952	86,656
Sale-and-leaseback transactions	38,975	39,384
Derivative financial instruments	11,794	31,656
Depreciation	23,038	16,818
Valuation allowance	(133,803)	(112,955)

Total deferred tax assets	1,389,082	1,124,593

Deferred tax liabilities:
Investment securities	321,674	292,151
Deferred profit on property for income tax purposes	12,771	15,620
Equipment and auto leasing	81,676	89,623
Other	23,246	27,848

Total deferred tax liabilities	439,367	425,242

Net deferred tax assets	¥949,715	¥699,351

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance was provided primarily against deferred tax assets recorded at the MTFG Group’s domestic subsidiaries with operating loss carryforwards. The net changes in the valuation allowance for deferred income tax assets were decreases of ¥184,906 million and ¥20,848 million for the fiscal years ended March 31, 2004 and 2005, respectively, which primarily reflected a decrease in such operating loss carryforwards of these subsidiaries.

At March 31, 2005, the MTFG Group had operating loss carryforwards of ¥1,274,710 million and tax credit carryforwards of ¥528 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2006	¥44,888	¥—
2007	123	—
2008	40	—
2009	29,583	—
2010	1,124,365	—
2011	15,819	—
2012 and thereafter	32,338	428
No definite expiration date	27,554	100

Total	¥1,274,710	¥528

In March 2004, the Japanese government extended the period for operating loss carryforwards from 5 years to 7 years under the corporate tax law. This applied retroactively to operating loss carryforwards since fiscal years beginning on or after April 1, 2001.

Income taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2005, such undistributed earnings of foreign subsidiaries amounted to approximately ¥278 billion. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with the hypothetical calculation including foreign withholding taxes and foreign tax credits. MTFG has neither plans nor the intention of disposing of investments in foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize its foreign subsidiaries’ undistributed earnings. Rather, MTFG will receive a return on investments in foreign subsidiaries by way of dividends.

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal years ended March 31, 2003, 2004 and 2005 was as follows:

	2003	2004 (Restated)	2005
	(in millions)
Domestic income	¥145,106	¥920,256	¥555,980
Foreign income	118,373	261,148	165,409

Total	¥263,479	¥1,181,404	¥721,389

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent to the issuance of the MTFG Group’s consolidated financial statements for the fiscal year ended March 31, 2004, management determined that the details of income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2004 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2004
	As previously reported	As restated
	(in millions)
Domestic income	¥1,047,231	¥920,256
Foreign income	134,173	261,148

Total	¥1,181,404	¥1,181,404

11.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2005, assets mortgaged, pledged, or otherwise subject to lien were as follows:

(in millions)
Due from banks	¥4
Trading account securities	2,601,493
Investment securities	5,921,242
Loans	5,193,420
Other	20,689

Total	¥13,736,848

The above pledged assets are classified by type of liabilities to which they relate as follows:

(in millions)
Deposits	¥265,234
Call money and funds purchased	800,232
Payables under repurchase agreements and securities lending transactions	4,722,488
Other short-term borrowings and long-term debt	7,942,622
Other	6,272

Total	¥13,736,848

In addition, at March 31, 2005, certain investment securities, principally Japanese national government and Japanese government agency bonds, aggregating ¥7,245,820 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

Under Japanese law, Japanese banks are required to maintain certain minimum reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2004 and 2005, the reserve funds maintained by the MTFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥1,946,932 million and ¥3,126,141 million, respectively. Average reserves during the fiscal years ended March 31, 2004 and 2005 were ¥3,343,265 million and ¥3,745,640 million, respectively.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateral

The MTFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and note receivables and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the MTFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge a collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MTFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MTFG Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2005, the MTFG Group pledged ¥15,048 billion of assets that may not be sold or repledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MTFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2005, the fair value of the collateral accepted by the MTFG Group that is permitted to be sold or repledged was approximately ¥11,777 billion, of which approximately ¥5,425 billion was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the MTFG Group does not dispose of before counterparties’ default in accordance with the customary practice within the Japanese banking industry.

12.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$93 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2005) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were ¥15,685,120 million and ¥7,080,451 million, respectively, at March 31, 2004, and ¥14,770,925 million and ¥7,236,237 million, respectively, at March 31, 2005.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maturity information at March 31, 2005 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥17,957,884	¥7,231,080
Due after one year through two years	3,379,894	144,259
Due after two years through three years	2,552,995	63,738
Due after three years through four years	884,115	18,468
Due after four years through five years	1,001,082	35,762
Due after five years	56,968	27,025

Total	¥25,832,938	¥7,520,332

Subsequent to the issuance of the Group’s consolidated financial statements for the fiscal year ended March 31, 2004, management determined that the balances of time deposits, including CDs, issued in amounts of ¥10 million (approximately US$96 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2004) or more with respect to domestic deposits for the fiscal year ended March 31, 2004 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2004
	As previously reported	As restated
	(in millions)
Domestic deposits, issued in amounts of ¥10 million or more	¥15,780,157	¥15,685,120

13.    DEBENTURES

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

Debentures at March 31, 2004 was comprised of the following:

2004
(in millions)
Three-year coupon debentures with interest of 0.02% to 0.06%	¥76,427
Five-year coupon debentures with interest of 0.80% to 1.30%	189,530

Total	¥265,957

All debentures of ¥265,957 million at March 31, 2004 matured in the fiscal year ended March 31, 2005.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2003, 2004 and 2005 was as follows:

	2003	2004	2005
	(in millions)
Average balance during the fiscal year:
Call money and funds purchased	¥2,175,394	¥2,492,308	¥2,230,340
Call loans and funds sold	597,004	585,506	827,111

Net funds purchased position	¥1,578,390	¥1,906,802	¥1,403,229

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥2,689,892	¥2,871,851	¥1,521,057
Principal range of maturities	1 day to 30 days	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.30%	0.26%	0.40%
Maximum balance at any month-end during the fiscal year	¥2,981,442	¥4,437,982	¥3,048,831
Weighted average interest rate paid during the fiscal year	0.58%	0.40%	0.32%

Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

15.    DUE TO TRUST ACCOUNT

Mitsubishi Trust holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MTFG Group’s proprietary assets and are managed and accounted for separately.

However, excess cash funds of individual trust accounts are often placed with Mitsubishi Trust that manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MTFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions for the fiscal years ended March 31, 2003, 2004 and 2005 is as follows:

	2003	2004	2005
	(in millions)
Average balance outstanding during the fiscal year	¥1,691,359	¥1,326,313	¥1,349,118
Maximum balance at any month-end during the fiscal year	2,188,326	1,403,734	1,411,055
Weighted average interest rate during the fiscal year	0.51%	0.37%	0.29%

16.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2004 and 2005, the MTFG Group had unused lines of credit amounting to ¥3,773,476 million and ¥5,379,102 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MTFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other short-term borrowings at March 31, 2004 and 2005 were comprised of the following:

	2004	2005
	(in millions)
Domestic offices:
Loans on notes and acceptances transferred with recourse (rediscount)	¥4,029,196	¥7,665,600
Commercial paper	736,200	1,490,900
Borrowings from financial institutions	448,500	438,260
Other	211,440	71,713

Total domestic offices	5,425,336	9,666,473

Foreign offices:
Commercial paper	193,838	929,818
Other	44,208	128,590

Total foreign offices	238,046	1,058,408

Total	5,663,382	10,724,881
Less unamortized discount	315	106

Other short-term borrowings—net	¥5,663,067	¥10,724,775

Weighted average interest rate on outstanding balance at end of fiscal year	0.12%	0.24%

A summary of other short-term borrowing transactions for the fiscal years ended March 31, 2003, 2004 and 2005 was as follows:

	2003	2004	2005
	(in millions)
Average balance outstanding during the fiscal year	¥2,763,028	¥3,727,461	¥9,413,280
Maximum balance at any month-end during the fiscal year	2,870,339	5,663,067	12,380,021
Weighted average interest rate during the fiscal year	1.02%	0.40%	0.24%

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2004 and 2005 was comprised of the following:

	2004	2005
	(in millions)
MTFG:
Unsubordinated debt:
Fixed rate bonds, payable in Japanese yen, due 2008-2010, principally 0.41%-0.81%	¥—	¥200,000

Total	—	200,000

BTM:
Obligations under capital leases	¥21,194	¥22,457
Obligation under sale-and-leaseback transactions	102,795	103,658
Unsubordinated debt:
Insurance companies and other institutions, maturing serially through 2035, principally 0.25%-7.49%	506,286	601,586
Fixed rate bonds, payable in Japanese yen, due 2005-2022, principally 0.22%-2.69%	2,001,860	1,881,845
Subordinated debt:
Insurance companies and other institutions, due 2005-2010, principally 0.06%-0.42%	—	9,000
Fixed rate notes, payable in United States dollars, due 2010, 8.40%	211,267	214,684
Fixed rate bonds, payable in Japanese yen, due 2010-2019, principally 1.13%-2.39%	320,000	390,000
Fixed rate borrowings, payable in Japanese yen, due 2005-2014, principally 1.63%-6.20%	386,150	399,266
Adjustable rate bonds, payable in Japanese yen, due 2011-2012, principally 0.56%-1.05%	33,000	33,000
Adjustable rate borrowings, payable in Japanese yen, due 2011-2019, principally 0.69%-2.21%	176,500	184,500
Adjustable rate borrowings, payable in Yuan, due 2006, 2.80%	683	259
Floating rate borrowings, payable in Japanese yen, due 2006-2035, principally 0.02%-1.74%	9,000	509,308
Floating rate borrowings, payable in United States dollars, due 2015, 3.55%	—	32,217
Floating rate borrowings, payable in Euro, due 2015, 2.63%	—	41,661

Total	3,768,735	4,423,441

Mitsubishi Trust:
Obligation under capital leases	¥206	¥172
Unsubordinated debt:
Insurance companies and other institutions, due 2005-2015, principally 0.00%-3.90%	60,185	84,771
Subordinated debt:
Fixed rate borrowings, payable in Japanese yen, due 2006-2015, principally 1.25%-4.60%	91,000	100,200
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 1.12%-3.15%	—	20,300
Adjustable rate borrowings, payable in Japanese yen, due 2010-2014, principally 0.52%-3.35%.	34,000	87,200
Floating rate borrowings, payable in Japanese yen, due 2005-2006, principally 0.00%-0.85%	10,000	20,000
Perpetual bonds, payable in Japanese yen, principally 0.67%-2.25%.	96,400	117,400
Fixed rate bonds, payable in Japanese yen, due 2010-2014, principally 1.95%-2.70%.	30,000	60,000
Adjustable rate bonds, payable in Japanese yen, due 2010-2016, principally 0.30%-2.45%.	116,400	126,400

Total	438,191	616,443

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2004	2005
	(in millions)
Other subsidiaries:
Unsubordinated debt:
Insurance companies and other institutions, due 2005-2011, principally 0.41%-11.62%	¥202,599	¥45,138
0.25% Convertible Bonds due 2014, payable in Japanese yen	50,700	49,165
Fixed rate bonds and notes, payable in United States dollars, due 2005-2023, principally 1.04%-8.44%	36,380	44,438
Fixed rate bonds and notes, payable in Japanese yen, due 2005-2012, principally 0.14%-4.60%	107,045	188,316
Adjustable rate bonds and notes, payable in United States dollars, due 2005-2011, principally 4.78%-5.45%	8,135	7,441
Adjustable rate bonds and notes, payable in Japanese yen, due 2005-2006, principally 1.58%-2.20%	10,088	1,390
Floating rate bonds and notes, payable in United States dollars, due 2005-2014, principally 2.50%-9.65%	3,386	6,564
Floating rate bonds and notes, payable in Japanese yen, due 2005-2034, principally 0.00%-20.00%	67,386	250,549
Floating rate notes, payable in Euro, due 2009, 2.59%	—	708
Obligations under capital leases and other miscellaneous debt	31,262	6,035

Total unsubordinated debt	516,981	599,744

Subordinated debt:
Insurance companies and other institutions, due 2005-2010, principally 1.63%-3.39%	4,605	13,745
Undated notes, payable in Japanese yen, principally 0.40%-4.90%	58,000	—
Fixed rate undated notes, payable in Japanese yen, principally 1.40%-2.60%	38,967	—
Perpetual Bonds, payable in Japanese yen, principally 1.11%-3.15%	20,300	—
Fixed rate bonds and notes, payable in United States dollars, due 2006-2030, principally 5.12%-10.88%	49,222	50,875
Fixed rate bonds and notes, payable in Japanese yen, due 2009-2010, principally 0.94%-1.63%	89,451	16,052
Adjustable rate undated notes, payable in Japanese yen, principally 0.77%-3.16%	299,448	—
Adjustable rate bonds and notes, payable in United States dollars, due 2009, 2.00%	3,166	—
Adjustable rate bonds and notes, payable in Japanese yen, due 2006-2014, principally 0.12%-5.93%	180,042	—
Floating rate undated notes, payable in Japanese yen, principally 1.27%-1.57%	91,323	—
Floating rate bonds and notes, payable in United States dollars, due 2009-2010, principally 0.00%-3.26%	6,421	1,560
Floating rate bonds and notes, payable in Japanese yen, due 2005-2010, principally 0.00%-1.53%	50,556	59,887
Other miscellaneous debt	5,480	—

Total subordinated debt	896,981	142,119
Junior subordinated debt payable to subsidiary grantor trust	38,989	—

Total	1,452,951	741,863

Total	¥5,659,877	¥5,981,747

Notes:

1.	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of market indices.
2.	0.25% Convertible Bonds of ¥49,165 million, unsubordinated debt of other subsidiaries, are convertible into common stock of Mitsubishi Securities.
3.	Junior subordinated debt payable to subsidiary grantor trust was issued by a wholly owned subsidiary of UNBC (see Notes 24 and 26). On February 19, 2004, it was redeemed by UNBC.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain unsubordinated bonds and notes (aggregating ¥43,680 million at March 31, 2004 and nil at March 31, 2005), and certain subordinated bonds and notes (aggregating ¥819,948 million at March 31, 2004 and nil at March 31, 2005) issued by subsidiaries were guaranteed, on a subordinated basis, by BTM or Mitsubishi Trust as to payment of principal and interest. These subsidiaries were deconsolidated in accordance with FIN No.46R in the fiscal year ended March 31, 2005.

BTM, Mitsubishi Trust and certain other subsidiaries entered into interest rate and currency swaps for certain debt in order to manage exposure to interest rate and currency exchange rate movements. As a result of these swap arrangements, the effective interest rates may differ from the coupon rates reflected in the above table. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2004 and 2005. Certain interest rates are determined by formulas and may be subject to certain minimum and maximum rates. Floating and adjustable rate debt agreements may provide for interest rate floors to prevent negative interest payments (i.e., receipts).

Certain debt agreements permit BTM, Mitsubishi Trust and some other subsidiaries to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

The following is a summary of maturities of long-term debt subsequent to March 31, 2005:

	MTFG	BTM	Mitsubishi Trust	Other subsidiaries	Total
	( in millions)
Fiscal year ending March 31:
2006	¥—	¥631,388	¥42,697	¥157,771	¥831,856
2007	—	498,660	25,113	89,074	612,847
2008	100,000	371,192	4,725	114,239	590,156
2009	—	376,455	117	53,189	429,761
2010	100,000	213,768	2,057	85,811	401,636
2011 and thereafter	—	2,331,978	541,734	241,779	3,115,491

Total	¥200,000	¥4,423,441	¥616,443	¥741,863	¥5,981,747

17.    SEVERANCE INDEMNITIES AND PENSION PLANS

All employees of MTFG are loaned from its domestic subsidiaries. The employees are subject to severance indemnities and pension plans of each of these subsidiaries as described below, and included in the calculation of pension costs and liabilities of these subsidiaries.

Domestic Subsidiaries

BTM, Mitsubishi Trust and certain other domestic subsidiaries have severance indemnities plans under which their employees in Japan, other than those who are directors, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities. Under the severance indemnities plans, benefit payments in the form of lump-sum cash payment without allowing a benefit payee an option to receive annuity payments, upon mandatory retirement at normal retirement age or earlier termination of employment, are provided. When a benefit is paid in a single payment to a benefit payee under the plans, the payment represents final relief of the obligation.

BTM, Mitsubishi Trust and certain other domestic subsidiaries also have funded contributory defined benefit pension plans (private plans) which cover substantially all of their employees in Japan and provide for

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

lifetime annuity payments commencing at age 65 based on eligible compensation at the time of severance, years of service and other factors. These domestic subsidiaries have Employees’ Pension Fund plans (“EPF”s), which are defined benefit pension plans established under the Japanese Welfare Pension Insurance Law (“JWPIL”). These plans are composed of (a) substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL (similar to social security benefits in the United States) and (b) a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of each subsidiary. The subsidiaries with an EPF and their employees are exempted from contributions to Japanese Pension Insurance (“JPI”) that would otherwise be required if they had not elected to fund the substitutional portion of the benefit through an EPF arrangement. The EPF, in turn, pays both the corporate and substitutional pension benefits to retired beneficiaries out of its plan assets. Benefits of the substitutional portion are based on a standard remuneration schedule as determined by the JWPIL, but the benefits of the corporate portion are based on a formula determined by each employer/EPF. Pension benefits and plan assets applicable to the substitutional portion are included with the corporate portion of these domestic subsidiaries in the determination of net periodic costs and funded status.

In June 2001, the JWPIL was amended to permit each employer/EPF to separate the substitutional portion from its EPF and transfer the obligation and related assets to the government. The separation process occurs in several phases.

In June 2003, BTM submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, BTM made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. The substitutional obligation and related plan assets were transferred to a government agency in March 2005 and BTM was released from paying the substitutional portion of the benefits to its employees.

The completion of the transfer to the Japanese Government of the substitutional portion of the employee pension plan constituted a settlement of such plan. However, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), the impact of the transfer/settlement of a pre-tax income of ¥36.1 billion will be recognized in the fiscal year ending March 31, 2006.

The effect of the settlement of the substitutional portion of the EPF calculated pursuant to the guidance in EITF 03-2 is as follows:

(in billions)
Subsidy(representing the difference between the accumulated benefit obligation over the fair value of the related assets)	¥108.5
Settlement loss recognized for proportionate amount of net unrecognized loss related to the entire EPF	(73.6)
Effect of the reversal of future salary progression	1.2

Net settlement gain	¥36.1

BTM and Mitsubishi Trust also have closed Tax-Qualified Pension Plans (“closed TQPPs”), funded non-contributory defined benefit pension plans, providing benefits to certain retired employees, excluding directors, in Japan, based on eligible compensation at the time of severance, years of service and other factors. BTM’s plan covers retired employees whose service period with BTM was 5 years or more, and provides for lifetime or certain limited period annuity payments commencing at age 60. Mitsubishi Trust’s plan covers retired employees

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

whose service period with Mitsubishi Trust was 20 years or more, and provides for a 10-year period annuity payment commencing in the month following retirement or, at the option of each eligible employee, at age 60.

Net periodic cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2003, 2004 and 2005 included the following components:

	2003	2004	2005
	(in millions)
Service cost—benefits earned during the fiscal year	¥25,295	¥25,486	¥21,474
Interest costs on projected benefit obligation	24,200	20,126	21,997
Expected return on plan assets	(25,450)	(18,547)	(31,206)
Amortization of unrecognized net obligation at transition	4,086	3,943	2,498
Amortization of unrecognized prior service cost	2,132	(1,047)	(1,047)
Amortization of net actuarial loss	22,506	34,873	21,742
Loss on settlements	6,373	4,292	3,047

Net periodic benefit cost	¥59,142	¥69,126	¥38,505

Weighted-average assumptions used:
Discount rates in determining expense	2.47%	1.88%	2.10%
Discount rates in determining benefit obligation	1.88	2.10	2.19
Rates of increase in future compensation level for determining expense	3.09	2.96	3.12
Rates of increase in future compensation level for determining benefit obligation	2.96	3.12	3.21
Expected rates of return on plan assets	3.73	2.67	3.45

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2004 and 2005 for the plans of BTM, Mitsubishi Trust and certain other domestic subsidiaries. BTM and some of its domestic subsidiaries have measured plan assets and benefit obligations at December 31 each fiscal year for the purpose of financial statements, whereas Mitsubishi Trust has used March 31 each year for the measurement date. Accordingly, funded status and amounts recognized in the table below shows the combined amounts of those presented in the consolidated financial statements of these subsidiaries.

	2004			2005
	Severance indemnities plans and non- contributory pension plans	Contributory pension plans	Total	Severance indemnities plans and non- contributory pension plans	Contributory pension plans	Total
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥178,619	¥901,364	¥1,079,983	¥177,055	¥881,017	¥1,058,072
Service cost	9,198	16,288	25,486	8,611	12,863	21,474
Interest cost	3,067	17,059	20,126	3,484	18,513	21,997
Plan participants’ contributions	—	2,447	2,447	—	1,404	1,404
Amendments	1,795	(2,570)	(775)	—	—	—
Divestitures	(37)	—	(37)	—	—	—
Actuarial loss (gain)	2,499	(30,345)	(27,846)	892	16,719	17,611
Benefits paid	(3,449)	(23,226)	(26,675)	(3,160)	(24,714)	(27,874)
Lump-sum payment	(14,637)	—	(14,637)	(13,230)	—	(13,230)

Benefit obligation at end of fiscal year	177,055	881,017	1,058,072	173,652	905,802	1,079,454

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	77,392	598,841	676,233	116,254	780,459	896,713
Actual return on plan assets	21,036	87,756	108,792	7,429	33,332	40,761
Divestitures	(24)	—	(24)	—	—	—
Employer contributions	21,299	114,641	135,940	5,099	30,338	35,437
Plan participants’ contributions	—	2,447	2,447	—	1,404	1,404
Benefits paid	(3,449)	(23,226)	(26,675)	(3,160)	(24,714)	(27,874)

Fair value of plan assets at end of fiscal year	116,254	780,459	896,713	125,622	820,819	946,441

Projected benefit obligation in excess of plan assets at end of fiscal year	(60,801)	(100,558)	(161,359)	(48,030)	(84,983)	(133,013)
Contributions to or benefits paid from plan assets during three months ended March 31, 2004 and 2005	3,824	5,134	8,958	3,035	2,675	5,710
Unrecognized net actuarial loss	48,911	304,843	353,754	39,406	297,614	337,020
Unrecognized prior service cost	(289)	(27,658)	(27,947)	(358)	(26,541)	(26,899)
Unrecognized net (asset) obligation at transition	(210)	7,581	7,371	31	4,851	4,882

Net amount recognized	¥(8,565)	¥189,342	¥180,777	¥(5,916)	¥193,616	¥187,700

Amounts recognized in the balance sheets:
Prepaid pension cost	¥8,770	¥98,489	¥107,259	¥11,488	¥110,167	¥121,655
Accrued pension liability	(50,535)	(124,404)	(174,939)	(40,963)	(119,780)	(160,743)
Intangible assets	3,285	1,772	5,057	2,840	916	3,756
Accumulated other changes in equity from nonowner sources	29,915	213,485	243,400	20,719	202,313	223,032

Net amount recognized	¥(8,565)	¥189,342	¥180,777	¥(5,916)	¥193,616	¥187,700

Note:	The aggregated accumulated benefit obligations of these plans were ¥1,000,965 million and ¥1,021,427 million, respectively, at March 31, 2004 and 2005. The severance indemnities plans generally employ a multi-variable, non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans of BTM and Mitsubishi Trust and certain domestic subsidiaries with accumulated benefit obligations in excess of plan assets were ¥802,134 million, ¥767,077 million and ¥583,180 million, respectively at March 31, 2004 and ¥821,355 million, ¥783,591 million and ¥617,138 million, respectively at March 31, 2005.

Pension plans are not fully integrated among subsidiaries of the MTFG Group and plan assets are managed separately by each plan:

BTM

Asset allocation

BTM’s contributory pension plan asset allocations at December 31, 2003 and 2004, by asset category were as follows:

	Contributory pension plan assets at December 31,
Asset category	2003	2004
EPF assets	88.90%	88.52%
Fund for corporate portion	68.98	70.38
Japanese equity securities	18.51	18.86
Japanese debt securities	27.71	28.61
General account of life insurance companies*	11.12	11.06
Non-Japanese equity securities	5.92	6.66
Non-Japanese debt securities	5.48	4.96
Short-term assets	0.24	0.23
Fund for substitutional portion	19.92	18.14
Japanese short-term monetary assets**	6.06	18.14
General account of life insurance companies*	13.86	—
Assets retained in employee retirement benefit trust	11.10	11.48
Japanese equity securities	11.10	11.48

	100.00%	100.00%

Notes:

*	“General account of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 0.96% (from April 2004 to March 2005), which is mainly invested in assets with low market risk such as Japanese debt securities. In terms of pension plan asset allocation, BTM regards the general account in the same category as Japanese debt securities, because it is generally believed that there is a high degree of correlation between their performances. BTM carefully monitors life insurance companies by credit rating and other assessments.
**	Includes bank deposit for benefit payments at December 31, 2004.

Japanese equity securities include the MTFG Group’s common stock in the amounts of ¥1,330 million (0.27% of contributory pension plan assets) and ¥1,436 million (0.27% of contributory pension plan assets) at December 31, 2003 and 2004, respectively.

Japanese debt securities include the MTFG Group’s debt securities in the amounts of ¥617 million (0.12% of contributory pension plan assets) and ¥220 million (0.04% of contributory pension plan assets) at December 31, 2003 and 2004, respectively.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assets of the contributory pension plan assets consisted of EPF and an employee retirement benefit trust. The process of transferring to the Japanese Government the substitutional portion of the EPF liabilities, and the delivery of the related assets to the Employees’ Pension Insurance were still ongoing at December 31, 2004. Accordingly, the assets related to the substitutional portion (referred to above as “fund for substitutional portion”) were presented separately from the assets related to the corporate portion (referred to above as “fund for corporate portion”).

The asset allocations of BTM and certain domestic subsidiaries in severance indemnities plans and non-contributory pension plans are as follows:

	Asset ratio at December 31,
Asset category	2003	2004
Equity securities	74.23%	74.60%
Debt securities	18.26	17.20
Others	7.51	8.20

Total	100.00%	100.00%

Note: BTM’s severance indemnities plan assets are an employee retirement benefit trust invested in Japanese equity securities.

Investment policies

BTM’s target asset allocation for funds for the corporate portion in contributory pension plans, which is the EPF funds not including the funds for the substitutional portion, is as follows:

Asset category	Target asset allocation
Japanese equity securities	21.0%
Japanese debt securities	57.0
Non-Japanese equity securities	15.0
Non-Japanese debt securities	7.0

Total	100.0%

BTM regards that the purpose of contributory pension plan investments is to achieve assured benefits and stable contributions through proper risk control and return maximization. BTM attaches a great deal of importance to the long-term performance of its contributory pension plan investments to achieve assured benefits. BTM fixes the long-term asset allocation, which will be maintained for approximately five years, for efficient long-term investment return. The long-term asset allocation is based on optimal portfolios, which are estimated by expected return and risk according to each asset class, while considering BTM’s risk tolerance.

As a general rule, BTM reviews its investment policies approximately every five years. Additionally, a review is made in the following situations: large fluctuations in pension plan liabilities caused by modifications of pension plans, or changes in the market environment. BTM carefully examines investment in alternative assets, such as derivatives or hedge funds, while considering BTM’s investment administration structure. BTM controls risk on its pension plan portfolio by standard deviation analysis. Additionally, BTM requires and checks that investment companies tracks errors in each asset class within a designated range.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BTM regards that the purpose of employee retirement benefit trust investment is to achieve assured benefits by contribution of assets to the trust. Employee retirement benefit trust assets are invested in Japanese equity securities. This asset allocation will be held for the mid-term, but it is undecided whether it will be held in the long term.

BTM’s severance indemnities plan consists of an employee retirement benefit trust. The trust’s purpose and basic policy is described above. BTM’s TQPPs has closed and there are no more new beneficiaries. Therefore, to achieve assured benefit, the fund is invested in assets with low market risk.

Basis and procedure for estimating long-term return of each asset class

The expected long-term return on the fund for the corporate portion of the contributory pension plan is 3.7% for each asset class. The expected rate of return for each asset class is based on long-term prospects for the economy, historical performance, market environment, and some other factors. The expected rate of return on the fund for the substitutional portion of the contributory pension plan is estimated as 0.28% based on historical performance.

The expected rate of return on the employee retirement benefit trust is estimated as 0.95% based on the expected dividend yield on Japanese equity securities. Expected capital return is not taken into account, because the long-term asset allocation is undecided.

BTM’s severance indemnities plan consists of an employee retirement benefit trust. The trust’s expected return is as described above.

Expected rate of return on closed TQPPs is estimated as 2.46% based on the performance over the last three fiscal years.

Cash flows

BTM and certain other domestic subsidiaries expect to contribute approximately ¥14.4 billion to pension plans in the fiscal year ending March 31, 2006 based upon their current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2006	¥25,054
2007	25,572
2008	26,573
2009	27,335
2010	28,077
Thereafter (2011-2015)	152,006

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mitsubishi Trust

Asset allocation

The asset allocations of Mitsubishi Trust’s severance indemnities plans, contributory pension plans and non-contributory pension plans are as follows:

Asset category	Asset ratio at March 31,
	2004	2005
Japanese equity securities	60.9%	58.7%
Japanese debt securities	12.7	13.4
Non-Japanese equity securities	6.6	8.0
Non-Japanese debt securities	11.7	12.7
Real estate	2.3	1.9
Others	5.8	5.3

Total	100.0%	100.0%

Note: Others include mainly short term deposit, short term money market product, and short term investment products.

Equity securities include the MTFG Group’s common stock in the amounts of ¥514 million (0.16% of total plan assets) and ¥407 million (0.12% of total plan assets) at March 31, 2004 and 2005, respectively.

Debt securities include the MTFG Group’s debt securities in the amounts of ¥154 million (0.05% of total plan assets) and ¥6 million (0.002% of total plan assets) at March 31, 2004 and 2005, respectively.

Investment policies

Mitsubishi Trust’s target asset allocation for funds is as follows:

Asset category	Target asset allocation
Japanese equity securities	55.6%
Japanese debt securities	15.0
Non-Japanese equity securities	7.8
Non-Japanese debt securities	11.7
Others	9.9

Total	100.0%

The investment policy for the pension plan assets is based on an asset liability strategy which is intended to maintain adequate liquidity for benefit payments and achieve long-term returns on assets allocation. Mitsubishi Trust does not rebalance the proportion of pension plan assets periodically. Mitsubishi Trust rebalances the allocation of pension plan assets only when it is necessary to adjust the gap between actual return and short-term return target.

Plan assets are well diversified to reduce exposure to risks and the diversification of countries and currencies are taken into account specifically in investing in foreign assets. Furthermore, Mitsubishi Trust’s plan assets are intended to avoid speculative investments in the case of investing in derivative instruments.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basis and procedure for estimating long-term return of each asset class

The expected rate of return on plan assets is based on building-block method, which calculates total pension assets’ rate of return by aggregating the weighted rate of return of each plan asset.

Mitsubishi Trust decided the expected rate of return for each asset class as below:

•	Japanese equity securities: the rate for Japanese debt securities plus a premium for the risk associated with Japanese equity securities

•	Japanese debt securities: economic growth rate of Japan

•	Non-Japanese equity securities: the rate for non-Japanese debt securities plus a premium for the risk associated with non-Japanese equity securities

•	Non-Japanese debt securities: global economic growth rate

•	Others: the rate for Japanese debt securities minus interest rate spread

Cash flows

Mitsubishi Trust expects to contribute approximately ¥8.9 billion to pension plans in the fiscal year ending March 31, 2006 based upon their current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2006	¥8,846
2007	9,198
2008	9,886
2009	10,443
2010	10,694
Thereafter (2011-2015)	58,531

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with the provisions of SFAS No. 87, the MTFG Group has recorded an additional minimum liability representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liabilities previously recorded. A corresponding amount is recognized as an intangible asset to the extent of unrecognized net obligation at transition and prior service costs, with the remaining balance recorded as a separate reduction of shareholders’ equity, net of income taxes.

In accordance with BTM’s, Mitsubishi Trust’s and certain domestic subsidiaries’ employment practices, certain early-terminated employees are entitled to special lump-sum termination benefits. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2003, 2004 and 2005 were ¥14,150 million, ¥12,536 million and ¥10,081 million, respectively.

In accordance with amendments to the relevant welfare pension legislation, BTM amended its contributory defined benefit pension plans to change the age of commencement of lifetime annuity payments from 60 to 65 in January 2002, which was reflected in the consolidated financial statements for the fiscal year ended March 31, 2003 because of BTM’s measurement date of December 31, 2001. Furthermore, in November 2002, BTM amended its pension plan to reduce employee pension benefits by amounts ranging from 7% to 20%, which will be payable to employees who retire on or after April 1, 2003. The effect of the negative amendments was a decrease of ¥44,027 million in the projected benefit obligation. Mitsubishi Securities, one of BTM’s securities subsidiaries, amended its pension plan to change the lifetime annuity payments to limited period annuity payments. The amendment resulted in a decrease of ¥3,447 million in the projected benefit obligation.

For the fiscal year ended March 31, 2004, Mitsubishi Trust integrated the pension plans of Mitsubishi Trust, former NTB and former TTB. The severance indemnities plan and the government-sponsored contributory pension plan of NTB and TTB were integrated into and succeeded by the respective Mitsubishi Trust’s plans (NTB and TTB did not have tax-qualified contributory pension plans). The integration increases prior service costs of NTB and TTB employees and, at the same time, Mitsubishi Trust’s plans were amended to reduce pension benefits. Former employees of NTB and TTB had been treated as if they had joined the Mitsubishi Trust’s plan for years of service. The net effect of the integration and amendment is recognition of ¥775 million of negative prior service cost and a decrease in the projected benefit obligation in the aggregate.

During the fiscal years ended March 31, 2003 and 2004, Mitsubishi Trust entered into retirement benefit trust agreements with a domestic trust bank and contributed marketable equity securities with a fair value of ¥24,612 million and ¥87,586 million, respectively, to the trusts designated to pay benefits for their severance indemnities plans and contributory pension plans. The contributions were accounted for as sales with an aggregate a loss of ¥1,175 million and a gain of ¥14,452 million, respectively, recognized for the fiscal years then ended. Such contributions were accounted for as sales because the transfer met the sale accounting criteria of SFAS No. 140, and the securities placed into the trust were qualified as plan assets as defined by SFAS No. 87.

Foreign Offices and Subsidiaries

Foreign offices and subsidiaries also have defined contribution plans and/or defined benefit plans. The cost of such plans charged to operations for the fiscal years ended March 31, 2003, 2004 and 2005 were ¥7,140 million, ¥8,285 million and ¥9,025 million, respectively, including ¥3,487 million, ¥3,635 million and ¥3,500 million, respectively, for defined contribution plans.

Foreign offices and subsidiaries have postemployment and/or postretirement plans for eligible employees and retirees. The costs charged to operations for the fiscal years ended March 31, 2003, 2004 and 2005 were ¥1,962 million, ¥3,164 million and ¥2,409 million, respectively.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain of MTFG’s subsidiaries in the United States of America maintain employees’ retirement plans, which are qualified retirement plans covering substantially all of the employees of such subsidiaries. The plans are non-contributory defined benefit plans, which provide benefits upon retirement based on years of service and average compensation. The plans are funded on a current basis in compliance with the requirement of the Employee Retirement Income Security Act of the United States of America. These subsidiaries also provide certain post employment benefits and postretirement benefits other than pensions for employees. Plan assets are generally invested in U.S. government securities, corporate bonds and mutual funds.

The net periodic cost of the employees’ retirement and other benefit plans of certain offices and subsidiaries in the United States of America for the fiscal years ended March 31, 2003, 2004 and 2005 include the following components:

	2003	2004	2005
	(in millions)
Service cost—benefits earned during the fiscal year	¥4,492	¥5,060	¥5,321
Interest costs on projected benefit obligation	7,550	7,567	7,465
Expected return on plan assets	(9,167)	(9,769)	(10,626)
Amortization of unrecognized net obligation at transition	455	307	292
Amortization of unrecognized prior service cost	(31)	(89)	1
Amortization of net actuarial loss	722	1,866	2,468

Net periodic benefit cost	¥4,021	¥4,942	¥4,921

Weighted-average assumptions used:
Discount rates in determining expense	7.30%	6.79%	6.23%
Discount rates in determining benefit obligation	6.79	6.23	5.77
Rates of increase in future compensation level for determining expense	4.89	4.90	5.03
Rates of increase in future compensation level for determining benefit obligation	4.90	5.03	4.48
Expected rates of return on plan assets	8.35	8.24	8.27

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2004 and 2005 for the employees’ retirement and other benefit plans of certain offices and subsidiaries in the United States of America:

	2004	2005
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥119,451	¥120,452
Service cost	5,060	5,321
Interest cost	7,567	7,465
Plan participants’ contributions	228	265
Amendments	(682)	(339)
Actuarial loss	7,774	9,965
Benefits paid	(4,983)	(4,909)
Translation adjustments	(13,963)	(3,560)

Benefit obligation at end of fiscal year	120,452	134,660

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	96,448	115,483
Actual return on plan assets	21,741	13,737
Employer contributions	14,755	13,029
Plan participants’ contributions	228	265
Benefits paid	(4,925)	(4,909)
Translation adjustments	(12,764)	(3,746)

Fair value of plan assets at end of fiscal year	115,483	133,859

Projected benefit obligation in excess of plan assets at end of fiscal year	(4,969)	(801)
Unrecognized net actuarial loss	36,826	40,187
Unrecognized prior service cost	(412)	(316)
Unrecognized net obligation at transition	2,599	1,771

Net amount recognized	¥34,044	¥40,841

Amounts recognized in the balance sheets:
Prepaid pension cost	¥37,147	¥44,318
Accrued pension liability	(3,559)	(3,917)
Intangible assets	6	90
Accumulated other changes in equity from nonowner sources	450	350

Net amount recognized	¥34,044	¥40,841

Note:	The aggregated accumulated benefit obligations of these plans were ¥85,151 million and ¥104,405 million, respectively, at March 31, 2004 and 2005.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans of certain offices and subsidiaries in the United States of America with accumulated benefit obligations in excess of plan assets were ¥2,627 million, ¥2,435 million and ¥1,124 million, respectively at March 31, 2004 and ¥9,179 million, ¥8,745 million and ¥6,286 million, respectively at March 31, 2005.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset allocation

The asset allocations of certain offices and subsidiaries in the United States of America in severance indemnities plans, contributory pension plans and non-contributory pension plans are as follows:

Asset category	Asset ratio at December 31,
	2003	2004
Equity securities	68.25%	71.20%
Debt securities	29.19	28.43
Others	2.56	0.37

Total	100.0%	100.0%

Investment policies

Target asset allocation for funds of certain offices and subsidiaries in the United States of America is as follows:

Asset category	Target asset allocation
Equity securities	69.1%
Debt securities	30.9

Total	100.0%

The investment objective for pension plan of certain offices and subsidiaries in the United States of America is to optimize total return within reasonable and prudent levels of risk. The plan’s asset allocation strategy is the principal determinant in achieving expected investment returns on the plans’ assets. Actual asset allocations may fluctuate within acceptable ranges due to market value variability. If market fluctuations cause an asset class to fall outside of its strategic asset allocation range, the portfolio will be rebalanced as appropriate. Plan asset performance is compared against established indices and peer groups to evaluate whether the risk associated with the portfolio is appropriate for the level of return.

Basis and procedure for estimating long-term return of each asset class

Certain offices and subsidiaries in the United States of America periodically reconsider the expected long-term rate of return for plan assets. They evaluate the investment return volatility of different asset classes and compare the liability structure of their plan to those of other companies, while considering their funding policy to maintain a funded status sufficient to meet participants’ benefit obligations, and reducing long-term funding requirements and pension costs. Based on this information, certain offices and subsidiaries in the United States of America update adopting an expected long-term rate of return.

Cash flows

Certain offices and subsidiaries in the United States of America expect to contribute approximately ¥14.8 billion to pension plans in the fiscal year ending March 31, 2006 based upon their current funded status and expected asset return assumptions.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2006	¥6,066
2007	7,595
2008	8,290
2009	9,055
2010	10,540
Thereafter (2011-2015)	68,963

18.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2004 and 2005 were as follows:

	2004	2005
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥267,155	¥538,880
Other	255,988	304,782
Investments in equity method investees	104,407	361,898
Non-interest-earning deposits with the Special Fund and the New Fund (See Note 6)	140,828	145,103
Other	1,287,352	1,254,610

Total	¥2,055,730	¥2,605,273

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥734,636	¥614,444
Other	409,455	489,565
Deferred tax liabilities	57,561	74,476
Allowance for off-balance-sheet credit instruments	110,671	69,506
Accrued pension liability	190,237	184,200
Minority interest	363,948	437,620
Guarantees and indemnifications	21,566	29,364
Accrued and other liabilities	601,168	721,711

Total	¥2,489,242	¥2,620,886

Investments in equity method investees include marketable equity securities carried at ¥33,977 million and ¥183,447 million, respectively, at March 31, 2004 and 2005. Corresponding aggregated market values were ¥67,165 million and ¥209,365 million, respectively.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.    PREFERRED STOCK

By the Articles of Incorporation, MTFG was originally authorized to issue 81,400 shares of Class 1 Preferred Stock, 100,000 shares of Class 2 Preferred Stock, 120,000 shares of Class 3 Preferred Stock and 120,000 shares of Class 4 Preferred Stock, without par value.

All classes of preferred stock to be issued are non-voting and have equal preference with MTFG’s common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of MTFG. They are all non-cumulative and non-participating with respect to dividend payments. Shareholders of Class 1, Class 2, Class 3 and Class 4 Preferred Stock receive a liquidation distribution at ¥3,000 thousand, ¥2,000 thousand, ¥2,500 thousand and ¥2,500 thousand per share, respectively, and do not have the right to participate in any further liquidation distributions.

Class 1 Preferred Stock

Class 1 Preferred Stock is redeemable at the option of MTFG. An annual dividend (not to exceed ¥82,500 per share) and redemption terms, including a redemption price, are stipulated by the Articles of Incorporation.

On January 21, 1999, BTM issued 81,400 thousand shares of Class 1 preferred stock at ¥3,000 per share (¥244,200 million in the aggregate). On April 2, 2001, MTFG issued 81,400 shares of Class 1 Preferred Stock in exchange for Class 1 preferred stock of BTM at an exchange ratio of one share of MTFG’s Class 1 Preferred Stock for each 1,000 shares of BTM Class 1 preferred stock.

MTFG redeemed shares of Class 1 Preferred Stock at ¥3,000 thousand per share and appropriated ¥244.2 billion of capital surplus to use in redeeming the shares of Class 1 Preferred Stock through a resolution of the Board of Directors as provided for in the Code and the Articles of Incorporation of MTFG.

On October 1, 2004, MTFG redeemed 40,700 shares of the 81,400 issued shares of Class 1 Preferred Stock by appropriating ¥122.1 billion of capital surplus, rather than capital stock increased when Class 1 Preferred Stock was issued.

On April 1, 2005, MTFG also redeemed 40,700 shares of the 81,400 issued shares of Class 1 Preferred Stock by appropriating ¥122.1 billion of capital surplus.

Class 2 Preferred Stock

Class 2 Preferred Stock is convertible into common stock at the option of the shareholders during a conversion period. The conversion is mandatory on the date immediately following the closing date of the conversion period. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed ¥16,200 per share), and conversion terms, including a conversion period.

On March 31, 1999, Mitsubishi Trust issued 100,000 thousand shares of Class 1 preferred stock at ¥2,000 per share (¥200,000 million in the aggregate). On April 2, 2001, MTFG issued 100,000 shares of Class 2 Preferred Stock in exchange for Class 1 preferred stock of Mitsubishi Trust at an exchange ratio of one share of MTFG’s Class 2 Preferred Stock for each 1,000 shares of Mitsubishi Trust’s Class 1 preferred stock.

At the option of the shareholders, Class 2 Preferred Stock is convertible into common stock during the period from July 31, 2003 to July 31, 2008 at the initial conversion price of ¥1,357,559.2 per share. The conversion price is to be revised annually on August 1 of each year from 2003 through 2007 to reflect, with certain adjustments, as defined, the average market closing price of the common stock of MTFG traded on the

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tokyo Stock Exchange for the 30 business days starting from the 45th business day prior to the date of revision of the conversion price. The conversion price will not exceed the initial conversion price of ¥1,357,559.2 nor be below ¥696,878.5 unless certain events or circumstance, as defined, arise after the issuance of Class 2 Preferred Stock shares.

Class 2 Preferred Stock shares which are not converted at the option of the shareholders will be mandatorily converted into common stock on August 1, 2008, at the conversion price determined based on the average market closing price of the common stock traded on the Tokyo Stock Exchange for the 30 business days starting from the 45th business day prior to the date of mandatory conversion. In the event that the average market closing price is below the ¥714,285.0, the conversion price will be ¥714,285.0.

During the fiscal year ended at March 31, 2003, MTFG issued 489,694 of new shares of common stock at the price of ¥475,000 per share. As a result of the issuance of new shares of common stock, the initial conversion price of Class 2 Preferred Stock has been adjusted from ¥1,391,428.0 to ¥1,357,559.2, and the upper limit and the lower limit of the conversion price that will be revised annually has been adjusted from ¥1,391,428.0 to ¥1,357,559.2 and from ¥714,285.0 to ¥696,898.5, respectively.

On July 10, 2003, MTFG announced that, pursuant to the terms and conditions of Class 2 Preferred Stock provided in the Articles of Incorporation, the conversion price of the Class 2 Preferred Stock has been reset from ¥1,357,559.2 to ¥696,898.5 reflecting the low average market price of MTFG’s common stock during the period before July 10, 2003. The reset conversion price is effective from August 1, 2003 to July 31, 2004.

On July 9, 2004, MTFG announced that, pursuant to the terms and conditions of Class 2 Preferred Stock provided in the Articles of Incorporation, the conversion price of the Class 2 Preferred Stock has been reset from ¥696,898.5 to ¥971,415.0 reflecting the high average market price of MTFG’s common stock during the period before July 9, 2004. The reset conversion price is effective on and after August 1, 2004.

For the fiscal year ended March 31, 2004, 85,000 shares of Class 2 Preferred Stock were converted into 243,938 shares of common stock at the option of the shareholders and the outstanding Class 2 Preferred Stock was 15,000 shares at March 31, 2004.

As a consequence of the conversion, Class 2 Preferred Stock decreased by ¥85,000 million from ¥100,000 million at March 31, 2003 to ¥15,000 million at March 31, 2004 and common stock increased by ¥85,000 million from ¥984,708 million at March 31, 2003 to ¥1,069,708 million at March 31, 2004.

For the fiscal year ended March 31, 2005, 15,000 shares of Class 2 Preferred Stock were converted into 43,048 shares of common stock at the option of the shareholders. As a consequence of the conversion, Class 2 Preferred Stock decreased by ¥15,000 million and fully converted into common stock during the fiscal year ended March 31, 2005, so there was no Class 2 Preferred Stock outstanding at March 31, 2005. Additionally common stock increased by ¥15,000 million from ¥1,069,708 million at March 31, 2004 to ¥1,084,708 million at March 31, 2005 by the conversion.

For the fiscal years ended March 31, 2003, 2004 and 2005, Class 2 Preferred Stock was determined to be dilutive securities and was included in the computation of diluted earnings per common share.

Class 3 Preferred Stock

Class 3 Preferred Stock is redeemable at the option of MTFG. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed ¥250,000 per share), and redemption terms, including a redemption price. No shares of the Class 3 Preferred Stock were issued and outstanding at March 31, 2004.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On February 17, 2005, MTFG issued 100,000 shares of Class 3 Preferred Stock at ¥2.5 million per share, the aggregate amount of the issue price being ¥250.0 billion. Class 3 Preferred Stock was issued by means of a third party allocation to Meiji Yasuda Life Insurance Company, Tokio Marine & Nichido Fire Insurance Co., Ltd. and Nippon Life Insurance Company. The Preferred Stock does not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set to be ¥60,000 per share annually, except that the preferred dividends on the Class 3 Preferred Stock for the fiscal year ended March 31, 2005 were ¥7,069 per share.

Class 4 Preferred Stock

Class 4 Preferred Stock is convertible into common stock at the option of preferred stock shareholders during the conversion period. The conversion is mandatorily required on the date immediately following the closing date of the conversion period. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed ¥125,000 per share), and conversion terms, including the conversion period. No shares of the Class 4 Preferred Stock were issued and outstanding at March 31, 2004 and 2005.

MTFG may, at any time, repurchase and retire, at fair value, any Classes of Preferred Stock out of earnings available for distribution to shareholders.

20.    COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005
	(shares)
Balance at beginning of fiscal year	5,742,468	6,232,162	6,476,100
Issuance of new shares of common stock	489,694	—	—
Issuance of new shares of common stock in exchange for the shares of Diamond Computer Service Co., Ltd. (Note 2)	—	—	26,205
Issuance of new shares of common stock by conversion of Class 2 Preferred Stock	—	243,938	43,048

Balance at end of fiscal year	6,232,162	6,476,100	6,545,353

Under the Code, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Code permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Code (see Note 1). Also, the Code prior to April 1, 1991 permitted Japanese companies to issue free share distributions. BTM and Mitsubishi Trust from time to time made free share distributions. These free distributions usually were from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTM and Mitsubishi Trust at March 31, 2005, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings. MTFG did not issue shares in the form of “stock split” in any of three fiscal years ended March 31, 2005.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Code permits, upon approval of the Board of Directors, the transfer of amounts from the legal capital surplus to the capital stock account.

The Code, as amended effective on October 1, 2001 (the “Code Amendments”) permits Japanese companies to effect purchases of their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as its treasury shares indefinitely regardless of purpose. However, the Code requires the amount of treasury stock purchased be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to a public offering of shares for subscription. Prior to the amendment, in principle, reacquisition of treasury shares was prohibited with the exception of reacquisition for retirement and certain limited purposes, as specified by the Code. Any treasury shares were required to be disposed of in the near term.

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2005, certain subsidiaries and affiliated companies owned shares of common stock of MTFG. Such shares are included in treasury stock in the accompanying consolidated balance sheets and deducted from MTFG’s shareholders’ equity. For the fiscal year ended March 31, 2003, the MTFG shares held by BTM were written down for tax purposes. The tax consequence of such write-down was treated as a capital transaction and credited to capital surplus.

21.    RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

In addition to the Code, Japanese banks, including BTM and Mitsubishi Trust, are required to comply with the Banking Law of Japan (the “Banking Law”).

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

Under the Banking Law

In line with the Code Amendments, on June 29, 2001, amendments to the Banking Law (the “Banking Law Amendments”) were promulgated and became effective on October 1, 2001. The Banking Law Amendments provide that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Code.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Unappropriated Retained Earnings and Dividends

Under the Code, the amount available for dividends is based on the amount recorded in MTFG’s general books of account maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The adjustments included in the accompanying consolidated financial statements but not recorded in MTFG’s general books of account as explained in Note 1 have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for legal reserve as described above, the Code and the Banking Law impose certain limitations on the amount available for dividends. Under the Banking Law, MTFG, BTM and Mitsubishi Trust have to meet the minimum capital adequacy requirements and distributions of retained earnings of MTFG, BTM and Mitsubishi Trust, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purpose.

MTFG was established on April 2, 2001 with common stock of ¥924,400 million, preferred stock of ¥222,100 million, legal capital surplus of ¥2,838,693 million and no retained earnings in accordance with the Code and Japanese GAAP.

MTFG’s amount available for dividends, at March 31, 2005, is ¥716,801 million, which is based on the amount recorded in MTFG’s general books of account under Japanese GAAP.

Annual dividends, including those for preferred stock, are approved by the shareholders at an annual general meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semi-annual

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interim dividend payment may be made by resolution of the Board of Directors, subject to limitations imposed by the Code and the Banking Law.

In the accompanying consolidated statements of shareholders’ equity, dividends and appropriations to legal reserve shown for each fiscal year represent dividends approved and paid during the fiscal year and the related appropriation to legal reserve.

22.    REGULATORY CAPITAL REQUIREMENTS

Japan

MTFG, BTM and Mitsubishi Trust are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which they operate. Failure to meet minimum capital requirements will initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on MTFG’s consolidated financial statements.

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

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, the minimum target capital ratio of 8.0% is required. The capital adequacy guidelines adopt the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements and involve quantitative credit measures of the assets and certain off-balance-sheet items as calculated under Japanese GAAP. The MTFG Group’s proprietary assets do not include trust assets under management and administration in a capacity of agent or fiduciary and, accordingly trust account assets are generally not included in the capital measure. However, guarantees for trust principal are counted as off-balance-sheet items requiring a capital charge in accordance with the capital adequacy guidelines. Also, a banking institution engaged in certain qualified trading activities, as defined, is required to calculate an additional capital charge for market risk using either the institution’s own internal risk measurement model or a standardized process proposed and defined by the Bank for International Settlements. Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I generally consists of shareholders’ equity (including common stock, preferred stock, capital surplus, minority interests and retained earnings) less any recorded goodwill. Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to some limitations, up to 50% of Tier I capital. Preferred stocks are includable in Tier I capital unless the preferred stocks have a fixed maturity, in which case, such preferred stocks will be components of Tier II capital. Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The risk-adjusted capital amounts and ratios of MTFG, BTM and Mitsubishi Trust presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA.

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2004:
Total capital (to risk-weighted assets):
MTFG	¥6,992,757	12.95%	¥4,319,742	8.00%
BTM	5,279,586	11.97	3,527,511	8.00
Mitsubishi Trust	1,520,957	15.03	809,370	8.00
Tier I capital (to risk-weighted assets):
MTFG	3,859,428	7.14	2,159,871	4.00
BTM	2,876,007	6.52	1,763,756	4.00
Mitsubishi Trust	785,997	7.76	404,685	4.00
At March 31, 2005:
Total capital (to risk-weighted assets):
MTFG	¥6,622,635	11.76%	¥4,501,646	8.00%
BTM	5,520,653	11.83	3,733,030	8.00
Mitsubishi Trust	1,258,291	12.72	791,014	8.00
Tier I capital (to risk-weighted assets):
MTFG	4,286,766	7.62	2,250,823	4.00
BTM	3,199,568	6.86	1,866,515	4.00
Mitsubishi Trust	877,181	8.87	395,507	4.00

Stand-alone:
At March 31, 2004:
Total capital (to risk-weighted assets):
BTM	¥4,677,718	12.18%	¥3,070,027	8.00%
Mitsubishi Trust	1,512,477	15.16	797,631	8.00
Tier I capital (to risk-weighted assets):
BTM	2,437,541	6.35	1,535,014	4.00
Mitsubishi Trust	776,068	7.78	398,816	4.00
At March 31, 2005:
Total capital (to risk-weighted assets):
BTM	¥4,925,209	12.22%	¥3,224,668	8.00%
Mitsubishi Trust	1,242,356	12.68	783,799	8.00
Tier I capital (to risk-weighted assets):
BTM	2,733,885	6.78	1,612,334	4.00
Mitsubishi Trust	858,439	8.76	391,899	4.00

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

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a suspension of all or part of the business for a period of time and cancellation of a license. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Management believes, as of March 31, 2005, that MTFG, BTM, Mitsubishi Trust and other regulated securities subsidiaries meet all capital adequacy requirements to which they are subject.

United States of America

In the United States of America, UNBC and its banking subsidiary Union Bank of California, N.A. (“UBOC”), BTM’s largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, UNBC and UBOC must meet specific capital guidelines that involve quantitative measures of UNBC’s and UBOC’s assets, liabilities, and certain off-balance-sheet items as calculated under U.S. regulatory accounting practices. UNBC’s and UBOC’s capital amounts and UBOC’s prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require UNBC and UBOC to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to quarterly average assets (as defined).

UNBC’s and the UBOC’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UNBC:
At December 31, 2003:
Total capital (to risk-weighted assets)	$4,684	14.14%	$2,651	8.00%
Tier I capital (to risk-weighted assets)	3,748	11.31	1,325	4.00
Tier I capital (to quarterly average assets)	3,748	9.03	1,660	4.00
At December 31, 2004:
Total capital (to risk-weighted assets)	$4,786	12.17%	$3,146	8.00%
Tier I capital (to risk-weighted assets)	3,818	9.71	1,573	4.00
Tier I capital (to quarterly average assets)	3,818	8.09	1,887	4.00

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UBOC:
At December 31, 2003:
Total capital (to risk-weighted assets)	$3,863	11.88%	$2,602	8.00%	$3,253	10.00%
Tier I capital (to risk-weighted assets)	3,396	10.44	1,301	4.00	1,952	6.00
Tier I capital (to quarterly average assets)	3,396	8.30	1,637	4.00	2,046	5.00
At December 31, 2004:
Total capital (to risk-weighted assets)	$4,091	10.57%	$3,097	8.00%	$3,871	10.00%
Tier I capital (to risk-weighted assets)	3,598	9.29	1,548	4.00	2,323	6.00
Tier I capital (to quarterly average assets)	3,598	7.72	1,864	4.00	2,329	5.00

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management believes, as of December 31, 2004, that UNBC and UBOC met all capital adequacy requirements to which they are subject.

As of December 31, 2003 and 2004, the most recent notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized UBOC as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” UBOC must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed UBOC’s category.

23.    EARNINGS PER COMMON SHARE

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic earnings per common share to the adjusted amounts for the computation of diluted earnings per common share for the fiscal years ended March 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005
	(in millions)
Income (Numerator):
Income from continuing operations before cumulative effect of a change in accounting principle	¥193,607	¥823,587	¥416,132
Income (loss) from discontinued operations	10,370	(585)	—
Cumulative effect of a change in accounting principle	(532)	—	(977)

Net income	203,445	823,002	415,155
Income allocable to preferred shareholders	(12,504)	(7,981)	(6,837)

Income available to common shareholders	¥190,941	¥815,021	¥408,318
Effect of dilutive securities:
Convertible preferred stock (Class 2)	¥2,430	¥1,265	¥121
3% Exchangeable Guaranteed Notes redeemed on November 30, 2002	(10,660)	—	—
Convertible debt—Mitsubishi Securities	—	(939)	(418)
Stock options—Mitsubishi Securities.	—	(8)	(5)
Stock options—UNBC	—	(554)	(894)

Income available to common shareholders and assumed conversions	¥182,711	¥814,785	¥407,122

	2003	2004	2005
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	5,617	6,350	6,510
Effect of dilutive securities:
Convertible preferred stock (Class 2)	147	167	6
3% Exchangeable Guaranteed Notes redeemed on November 30, 2002	99	—	—

Weighted average common shares for diluted computation	5,863	6,517	6,516

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2003	2004	2005
	(in yen)
Amounts per share:
Basic earnings per common share:
Income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥32,240.37	¥128,443.00	¥62,867.28

Income (loss) from discontinued operations	1,846.09	(92.12)	—

Income available to common shareholders before cumulative effect of a change in accounting principle	34,086.46	128,350.88	62,867.28
Cumulative effect of a change in accounting principle	(94.71)	—	(150.07)

Net income available to common shareholders	¥33,991.75	¥128,350.88	¥62,717.21

Diluted earnings per common share:
Income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥29,486.78	¥125,123.73	¥62,626.69
Income (loss) from discontinued operations	1,768.80	(89.77)	—

Income available to common shareholders before cumulative effect of a change in accounting principle	31,255.58	125,033.96	62,626.69
Cumulative effect of a change in accounting principle.	(90.74)	—	(149.93)

Net income available to common shareholders	¥31,164.84	¥125,033.96	¥62,476.76

For the fiscal year ended March 31, 2003, Class 2 Preferred Stock and 3% Exchangeable Guaranteed Notes due 2002 that had been redeemed in November 2002 were included in the computation of diluted earnings per common share. For the fiscal year ended March 31, 2004, Class 2 Preferred Stock, convertible securities and stock options issued by the subsidiaries that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. The convertible securities are 1 1/4% Convertible Bonds due 2013 and ¼% Convertible Bonds due 2014 issued by Mitsubishi Securities. The stock options are based on the stock-based compensation plans of Mitsubishi Securities and UNBC. For the fiscal year ended March 31, 2005, Class 2 Preferred Stock, convertible securities and stock options issued by the subsidiaries that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. The convertible securities are ¼% Convertible Bonds due 2014 issued by Mitsubishi Securities. The stock options are based on the stock-based compensation plans of Mitsubishi Securities and UNBC.

In computing the number of the dilutive potential common shares for the fiscal year ended March 31, 2003 and 2004, Class 2 Preferred Stock has been based at the conversion price at each fiscal year-end date (i.e., ¥1,357,559.2 and ¥696,898.5, respectively). For the fiscal year ended March 31, 2005, Class 2 Preferred Stock has been based at the conversion price at the date of conversion of the Class 2 Preferred Stock into common stock (i.e., ¥971,415.0).

24.    DERIVATIVE FINANCIAL INSTRUMENTS

The MTFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. The MTFG Group is a party to derivatives, including swaps, forwards, options and other types of derivatives, dealing

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

primarily with market risk associated with interest rate, foreign currency, equity and commodity prices, and credit risk associated with counterparty’s nonperformance of transactions.

Market risk is the possibility that future changes in market indices make the financial instruments less valuable. Credit risk is the possibility that a loss may result from a counterparty’s failure to perform according to the terms and conditions of the contract, which may exceed the value of underlying collateral. To reduce credit risk, the MTFG Group may require collateral or guaranties based on a case-by-case assessment of creditworthiness of each customer and evaluation of the instrument. The MTFG Group also uses master netting agreements in order to mitigate overall counterparty credit risk.

Trading Activities

The MTFG Group’s trading activities include dealing and other activities measured at fair value with gains and losses recognized currently in earnings. As part of its trading activities, the MTFG Group offers a variety of derivative financial instruments and debt instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The MTFG Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account.

Risk Management Activities

As part of risk management activities, the MTFG Group uses certain derivative financial instruments to manage its interest rate and currency exposures. The MTFG Group maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The MTFG Group’s goal is to manage interest rate sensitivity so that movements in interest rates do not adversely affect net interest income. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this unrealized appreciation or depreciation. Interest income and interest expense on hedged variable-rate assets and liabilities, respectively, increase or decrease as a result of interest rate fluctuations. Gains and losses on the derivative instruments that are linked to these hedged assets and liabilities are expected to substantially offset this variability in earnings.

The MTFG Group enters into interest rate swaps and other contracts as part of its interest rate risk management strategy primarily to alter the interest rate sensitivity of its loans, investment securities and deposit liabilities. The MTFG Group’s principal objectives in risk management include asset and liability management. Asset and liability management is viewed as one of the methods for the MTFG Group to manage its interest rate exposures on interest-bearing assets and liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the MTFG Group to effectively manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. The MTFG Group enters into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance-sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

The risk management activities reduce the MTFG Group’s risk exposures economically, however, derivatives used for the risk management activities often fail to meet certain conditions to qualify for hedge accounting and the MTFG Group accounts for such derivatives as trading positions.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended March 31, 2004 and 2005, except for derivative transactions conducted by certain foreign subsidiaries, the MTFG Group accounted for derivatives held for risk management purposes as trading positions and measured them at fair value.

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

UNBC

Derivative positions are integral components of the UNBC’s designated asset and liability management activities. UNBC uses interest rate derivatives to manage the sensitivity of the UNBC’s net interest income to changes in interest rates. These instruments are used to manage interest rate risk relating to specified groups of assets and liabilities, primarily LIBOR-based commercial loans, certificates of deposit, medium-term notes and subordinated debt.

Cash Flow Hedges—Hedging Strategies for Variable Rate Loans and Certificates of Deposit

UNBC engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., U.S. dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument are identical. Cash flow hedging strategies include the utilization of purchased floor, cap, corridor options and interest rate swaps. At December 31, 2004, the weighted average remaining life of the currently active (excluding any forward positions) cash flow hedges was approximately 1.3 years.

UNBC uses purchased interest rate floors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payments received under the floor contract offset the decline in loan interest income caused by the relevant LIBOR index falling below the floor’s strike rate.

UNBC uses interest rate floor corridors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Net payments to be received under the floor corridor contracts offset the decline in loan interest income caused by the relevant LIBOR index falling below the corridor’s upper strike rate, but only to the extent the index falls to the lower strike rate. The corridor will not provide protection from declines in the relevant LIBOR index to the extent it falls below the corridor’s lower strike rate.

UNBC uses interest rate collars to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Net payments to be received under the collar contract offset the decline in loan interest income caused by the relevant LIBOR index falling below the collar’s floor strike rate while net payments to be paid will reduce the increase in loan interest income caused by the LIBOR index rising above the collar’s cap strike rate.

UNBC uses interest rate swaps to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payments to be received (or paid) under the swap contract will offset the fluctuations in loan interest income caused by changes in the relevant LIBOR index. As such, these instruments hedge all fluctuations in the loans’ interest income caused by changes in the relevant LIBOR index.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate, negotiable certificates of deposit (“CD”). In these hedging relationships, UNBC hedges the LIBOR component of the CD rates, which is either 3-month LIBOR or 6-month LIBOR, based on the CDs’ original term to maturity, which reflects their repricing frequency. Net payments to be received under the cap contract offset the increase in interest expense caused by the relevant LIBOR index rising above the cap’s strike rate.

UNBC uses interest rate cap corridors to hedge the variable cash flows associated with the forecasted issuance and rollover of short-term, fixed rate, negotiable CDs. In these hedging relationships, UNBC hedges the LIBOR component of the CD rates, either 1-month LIBOR, 3-month LIBOR, or 6-month LIBOR, based on the original term to maturity of the CDs, which reflects their repricing frequency. Net payments to be received under the cap corridor contract offset the increase in deposit interest expense caused by the relevant LIBOR index rising above the corridor’s lower strike rate, but only to the extent the index rises to the upper strike rate. The corridor will not provide protection from increases in the relevant LIBOR index to the extent it rises above the corridor’s upper strike rate.

Hedging transactions are structured at inception so that the notional amounts of the hedge are matched with an equal principal amount of loans or CDs, the index and repricing frequencies of the hedge matches those of the loans or CDs, and the period in which the designated hedged cash flows occurs is equal to the term of the hedge. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedge versus those of the loans or CDs. In 2004, UNBC recognized a net loss of $1.8 million due to ineffectiveness, which is recognized in Non-interest expense, compared to a net gain of $0.9 million in 2003.

For cash flow hedges, based upon amounts included in accumulated other comprehensive income at March 31, 2005, the MTFG Group expects to realize approximately ¥1.4 billion in net interest income for the fiscal year ending March 31 2006. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2005.

Fair Value Hedges—Hedging Strategy for “Marketpath” Certificates of Deposit

UNBC engages in a hedging strategy in which interest bearing CDs issued to customers, which are tied to the changes in the Standard and Poor’s 500 index, are exchanged for a fixed rate of interest. UNBC accounts for the embedded derivative in the CDs at fair value. A total return swap that encompasses the value of a series of options that had individually hedged each CD is valued at fair value and any ineffectiveness resulting from the hedge and the hedged item are recognized in non-interest expense.

Hedging Strategy for UNBC—Junior Subordinated Debt Payable to Subsidiary Grantor Trust (Trust Notes)

On February 19, 2004, UNBC terminated its fair value hedge and called its Trust Notes. Prior to this date, UNBC engaged in an interest rate hedging strategy in which an interest rate swap was associated with a specific interest bearing liability, UNBC’s Trust Notes, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigated the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR. The fair value hedging transaction was structured at inception so that the notional amount of the swap matched an associated principal amount of the Trust Notes. The interest payment dates, the expiration date, and the embedded call option of the swap matched those of the Trust Notes. The ineffectiveness on the fair value hedges in 2004 was a net gain of $1.6 million, realized upon the termination of the swap on February 19, 2004, compared to a net gain of less than $0.1 million in 2003.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The MTFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance- sheet credit-related supports and similar instruments, in order to meet the customers’ financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2004 and 2005. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate such maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The MTFG Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MTFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes unfunded commitments of ¥112.1 billion and ¥130.1 billion, respectively, at March 31, 2004 and 2005, which are participated out to third parties. The contractual or notional amounts summarized in the following table may not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2004		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥2,747	¥1,074	¥201	¥164	¥260	¥1,048
Performance guarantees	1,213	662	199	128	139	85
Liquidity facilities	603	603	—	—	—	—
Derivative instruments	21,205	16,456	1,447	1,140	1,582	580
Guarantees for the repayment of trust principal	2,080	349	1,107	282	333	9
Liabilities of trust accounts	3,886	3,600	10	5	11	260
Other	309	309	—	—	—	—

Total	¥32,043	¥23,053	¥2,964	¥1,719	¥2,325	¥1,982

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2005	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥3,913	¥965	¥661	¥262	¥690	¥1,335
Performance guarantees	1,374	271	564	194	214	131
Derivative instruments	16,728	10,165	2,260	1,838	1,551	914
Guarantees for the repayment of trust principal	1,790	228	1,022	286	246	8
Liabilities of trust accounts	3,241	2,915	15	13	19	279
Other	512	512	—	—	—	—

Total	¥27,558	¥15,056	¥4,522	¥2,593	¥2,720	¥2,667

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

Performance guarantees are the contracts that contingently require the MTFG Group to make payments to the guaranteed party based on another party’s failure to perform under an obligating agreement, except financial obligation. For example, performance guarantees include guarantees of completion of construction projects.

Liquidity facilities may include a provision of guarantees of collection of contractual cash flows under an asset securitization structure, involving variable interest entities. Such guarantee provisions protect the beneficiary of an asset securitization from negative returns relating to shortfalls of cash collections on the underlying assets held by the securitization vehicle. See Note 26 for additional information on the MTFG Group’s operations regarding variable interest entities.

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in FIN No. 45 include certain written options and credit default swaps. In order for the MTFG Group to determine if those derivative instruments meet the definition of guarantees as prescribed in FIN No. 45, the MTFG Group has to track whether the counterparties are actually exposed to the losses that will result from the adverse change in the underlyings. Accordingly, the MTFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in FIN No. 45, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives.

Guarantees for the repayment of trust principal include guarantees which the MTFG Group provides for the repayment of principal of certain types of trust products, including certain jointly operated designated money in trusts and loan trusts. The MTFG Group manages and administers trust assets in a capacity of agent or fiduciary on behalf of its customers and trust assets are segregated from the assets of the MTFG Group, which keeps separate records for the trust activities. The MTFG Group, in principle, does not assume any risks associated with the trust assets under management, however, as permitted by applicable laws, the MTFG Group provides guarantees for the repayment of principal of such trust products. At March 31, 2004 and 2005, the contract amounts of such guarantees for repayment of trust principal were ¥2,080 billion and ¥1,790 billion, respectively. The accounting methods used for the segregated records of trust activities are different from financial accounting principles and practices. However, the MTFG Group follows an approach similar to those used for its own assets

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to identify an impairment of an asset included in the trusts with guaranteed principal, with inherent variations peculiar to trust accounting. Amounts of loans deemed to be impaired are written off directly and are charged to the trust account profits earned during the trust accounting period. Write-downs of securities are also directly charged to the trust account profits. The amounts of trust assets written-off in the segregated records were ¥9,406 million and ¥3,313 million, respectively, for the fiscal years ended March 31, 2004 and 2005. These amounts of write-offs were reflected in the segregated records as deductions before net profits earned by trust accounts for the accounting period. In addition, part of trust account profits are set aside as a reserve to absorb losses in the trust asset portfolios in the segregated records in accordance with relevant legislation concerning the trust business and/or trust agreements. Statutory reserves for loan trusts are established at a rate of 4.0% of the trust fees up to the amounts of 0.5% of the trust principal in accordance with the legislation. Reserves for jointly operated designated money in trusts are established at a rate of 0.3% of the balance of loans and other assets in the trust account assets in accordance with the related trust agreement. The amounts of such reserves set aside in the segregated records were ¥6,934 million and ¥5,389 million, respectively, at March 31, 2004 and 2005. The MTFG Group is required to provide an allowance for off-balance-sheet instruments on such guarantees in the financial statements only when aggregate losses on trust assets are judged to exceed the reserve and the profit earned by the trust account, and the principal is deemed to be impaired. Management believes that the MTFG Group will not incur any losses on the guarantees.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MTFG Group, except for the certain trust agreements that have provisions limiting the MTFG Group’s responsibility as a trustee to the trust account assets. A trust may incur external liabilities to finance its activities and obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account has insufficient liquidity available for such liabilities. At March 31, 2004 and 2005, there were liabilities of ¥3,886 billion and ¥3,241 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting of trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The MTFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are covered by the corresponding trust account assets generally; the MTFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the MTFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

Other includes contingent consideration agreements and security lending indemnifications. Contingent consideration agreements provide guarantees on additional payments to acquired insurance agencies’ shareholders based on the agencies’ future performance in excess of established revenue and/or earnings before interest, taxes, depreciation and amortization thresholds. Security lending indemnifications are the indemnifications for institutional customers of securities lending transactions against counterparty default. All lending transactions are collateralized, primarily by cash.

Carrying amount

At March 31, 2004 and 2005, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥240,465 million and ¥221,523 million, respectively, which are included in Other liabilities and Trading account liabilities. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of ¥86,688 million and ¥48,310 million, respectively, related to these transactions.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Off-Balance-Sheet Instruments

In addition to obligations under guarantees set forth above, the MTFG Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MTFG Group provides to meet the financing needs of its customers. Once the MTFG Group issues these financial instruments, the MTFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2005, approximately 76% of these commitments will expire within one year, 22% from one year to five years and 2% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2004 and 2005.

	2004	2005
	(in billions)
Commitments to extend credit	¥25,610	¥27,813
Commercial letters of credit	377	458
Resale and repurchase agreements	165	372
Commitments to make investments	58	27

Commitments to extend credit, which generally have fixed expiration dates or other termination clauses, are legally binding agreements to lend to customers. Commitments are different from guarantees in that the commitments are generally revocable or have provisions that enable the MTFG Group to avoid payments in the event of violations of any conditions of the contracts and certain deterioration of the potential borrowers’ financial condition. Commitments to extend credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

Commercial letters of credit, used for facilitating trade transactions, are generally secured by underlying goods. The MTFG Group continually monitors the type and amount of collateral and other security, and requires counterparties to provide additional collateral or guarantors as necessary.

Repurchase and resale transactions are collateralized financing agreements. In a sale of securities or other financial instruments with an agreement to repurchase them, the MTFG Group sells securities or other financial instruments at a stated price to a counterparty and agrees to repurchase identical financial instruments from the same counterparty at a later date at the predetermined price which reflect the principal amount and interest. In a purchase of securities or other financial instruments with an agreement to resell them, the MTFG Group receives securities or other financial instruments for a stated price from a counterparty and agrees to sell them to the same counterparty at a later date at the predetermined price reflecting the principal amount and interest. When certain conditions specified in SFAS No. 140 are met, the MTFG Group accounts for resale agreements as purchase of financial instruments with related off-balance-sheet forward resale commitments and repurchase agreements as sale of financial instruments with related off-balance-sheet forward repurchase agreements. The MTFG Group bears the off-balance-sheet risk related to the forward resale and repurchase commitments, including credit risk and market risk.

Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the MTFG Group has significant variable interests, are described in Note 26.

Concentration of Credit Risk

Although the MTFG Group’s portfolio of financial instruments, including on-balance-sheet instruments, is widely diversified along industry and geographic lines, a significant portion of the transactions with off-balance-sheet risk are entered into with other financial institutions.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26.    VARIABLE INTEREST ENTITIES

A variable interest entity (“VIE”) is defined as an entity with one or more of the following characteristics; (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) the equity investors lack significant decision making ability or do not absorb the expected losses or receive the expected residual returns or (3) the equity interests have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An enterprise is required to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected returns, or both. An enterprise that consolidates a VIE is referred to as the primary beneficiary.

In the normal course of its business, the MTFG Group is a party to various entities which may be deemed to be variable interest entities such as asset-backed commercial paper conduits, securitization conduits of client properties, various investment funds and special purpose entities created for structured financing.

The MTFG Group adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R is deferred. As a result, the MTFG Group has consolidated all VIEs in which it is deemed to be the primary beneficiary including those created before February 1, 2003. The adoption of FIN No. 46R resulted in a cumulative-effect adjustment reducing net income by ¥ 977 million. See Note 1 “Accounting Changes” for more information.

The following table presents, by type of VIE, the total assets of consolidated and non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2005:

	Consolidated VIEs	Non-consolidated VIEs
	Assets	Assets	Maximum exposure
	(in millions)
Asset-backed commercial paper conduits	¥3,300,661	¥381,418	¥56,470
Securitization conduits of client properties	—	1,574,760	618,788
Investment funds	1,013,323	30,152,347	869,320
Special purpose entities created for structured financing	18,758	16,419,757	1,134,358
Repackaged instruments	153,575	34,851,630	883,166
Others	180,863	6,156,283	849,062

Total	¥4,667,180	¥89,536,195	¥4,411,164

The following table presents the carrying amount of consolidated assets that correspond to VIE obligations at March 31, 2005:

(in millions)

Cash	¥138,910
Trading account assets	622,834
Investment securities	345,931
Loans	3,178,608
Others	380,897

Total	¥4,667,180

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A portion of the assets presented in the table above were derived from the transactions between consolidated VIEs and the MTFG Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts were ¥70,199 million of cash and ¥2,031 million of other assets.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MTFG Group, except where the MTFG Group provides credit support as in the case of certain asset-backed commercial paper conduits.

Asset-backed Commercial Paper Conduits

The MTFG Group administers several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. Assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from the MTFG Group or third parties. While customers basically continue to service the transferred trade receivables, the MTFG Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities.

In accordance with the consolidation requirements of FIN No. 46, the MTFG Group consolidated certain of these multi-seller finance entities for the fiscal year ended March 31, 2004. The MTFG Group has subsequently consolidated other multi-seller finance entities, where the MTFG Group is deemed to be the primary beneficiary, including those created before February 1, 2003.

As a result of the consolidation of these entities on March 31,2005, the MTFG Group’s total assets, loans and commercial paper issued increased by ¥1,262,834 million, ¥2,424,527 million and ¥1,210,483 million, respectively, while the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support were decreased by ¥1,222,838 million primarily as a result of elimination of the transactions within the MTFG Group.

The amount of total assets of the multi-seller finance entities that the MTFG Group consolidated on March 31, 2004 was ¥129,001 million.

Securitization Conduits of Client Properties

The MTFG Group administers several conduits that acquire client assets, primarily real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, the MTFG Group considers those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from the MTFG Group or third parties. The MTFG Group believes it is not the primary beneficiary of any of the conduits.

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

In accordance with the requirement to apply FIN No. 46, the MTFG Group consolidated investment funds with total assets of ¥129,642 million on March 31, 2004.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Special Purpose Entities Created for Structured Financing

The MTFG Group extends non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

The MTFG Group generally acts as a member of a lending group and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, the MTFG Group determined that the MTFG Group is not the primary beneficiary of most of these entities. However, in transactions with entities whose investment at risk is exceptionally thin and the MTFG Group provided most of the financing, the MTFG Group is ultimately required to consolidate this type of entities.

Repackaged Instruments

The MTFG Group has two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

The MTFG Group provides repackaged instruments with features that meet the customer’s needs and preferences through special purpose entities. The MTFG Group purchases financial instruments such as bonds and transfers them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with the MTFG Group or other financial institutions to modify the cash flows of the underlying financial instruments. The MTFG Group underwrites and markets to its customers the new instruments issued by the special purpose entities.

The MTFG Group also invests in repackaged instruments arranged and issued by third parties.

In accordance with the requirement to apply FIN No. 46, the MTFG Group consolidated repackaged instruments with total assets of ¥96,895 million on March 31, 2004.

Financing Vehicle

UNBC deconsolidated UNBC Finance Trust I upon adoption of FIN No. 46 in UNBC’s fiscal year ended December 31, 2003. Following the revisions introduced in FIN No. 46R, management considered whether the MTFG Group should deconsolidate other similar financing vehicles. As a result, the MTFG Group deconsolidated three financing vehicles, BTM (Curacao) Holdings N.V., BTM Finance (Curacao) N.V. and MTBC Finance (Aruba) A.E.C., in accordance with FIN No. 46R. Since the three finance vehicles are conduits, deconsolidation did not have a material impact on the MTFG Group’s results of operations or financial condition.

Trust Arrangements

The MTFG Group offers a variety of asset management and administration services under trust arrangements including securities investment trusts, pension trusts and trusts used as securitization vehicles. Although in limited cases the MTFG Group may assume risks through guarantees or certain protections as provided in the agreements or relevant legislations, the MTFG Group has determined that it will not absorb a majority of expected losses in connection with such trust arrangements. In a typical trust arrangement, however, the MTFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. Customers receive and absorb expected

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

returns and losses on the performance and operations of trust assets under management of the MTFG Group. Accordingly, the MTFG Group determined that it is generally not a primary beneficiary to any trust arrangements under management as its interests in the trust arrangements are insignificant in most cases.

Other Type of VIEs

The MTFG Group is also a party to other types of VIEs including special purpose entities created to hold assets on behalf of the MTFG Group as an intermediary.

The MTFG Group identified borrowers that were determined to be VIEs due to an insufficient level of equity. The MTFG Group determined that the MTFG Group is not the primary beneficiary of most of these borrowers because of its limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, merchandise trading, distribution, construction and real estate development, independently from the MTFG Group.

27.    COMMITMENTS AND CONTINGENT LIABILITIES

The MTFG Group leases certain office space and equipment under noncancelable agreements expiring through the fiscal year 2014.

Future minimum rental commitments for noncancelable leases at March 31, 2005 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2006	¥8,677	¥26,971
2007	6,461	24,883
2008	4,919	21,260
2009	2,506	18,823
2010	1,660	17,205
2011 and thereafter	6,417	45,075

Total minimum lease payments	30,640	¥154,217

Amount representing interest	(2,710)

Present value of minimum lease payments	¥27,930

Total rental expense for the fiscal years ended March 31, 2003, 2004 and 2005 was ¥52,641 million, ¥51,798 million and ¥50,434 million, respectively.

The MTFG Group is involved in various litigation matters. Management, based upon their current knowledge and the results of consultation with counsel, make appropriate level of litigation reserve. Management believes that the amounts of the MTFG Group’s liabilities, when ultimately determined, will not have a material adverse effect on the MTFG Group’s results of operations and financial position.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.    FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005
	(in millions)
Trust fees	¥103,803	¥90,037	¥102,789
Fees on funds transfer and service charges for collections	58,146	59,826	60,189
Fees and commissions on international business	54,537	53,787	51,896
Fees and commissions on credit card business	57,083	60,456	61,710
Service charges on deposits	34,626	36,210	37,080
Fees and commissions on securities business	68,020	98,961	126,402
Fees on real estate business	19,977	20,488	31,436
Other fees and commissions	124,575	152,903	177,708

Total	¥520,767	¥572,668	¥649,210

Trust fees consist of fees earned primarily by fiduciary asset management and administration services for corporate pension plans, investment funds, etc. Fees on funds transfer and service charges for collection are earned by providing settlement services such as domestic fund remittances and domestic collection services. Fees and commissions on international business primarily consist of fees from international fund transfer and collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, royalty and other service charges from franchisees. Service charges on deposits are fees charged for deposits such as checking account deposits. Fees and commissions on securities business include underwriting, brokerage and advisory services and arrangement fees on securitizations. Fees on real estate business primarily consist of fees from real estate agent services. Other fees and commissions primarily include fees and commissions on guarantees and insurance products.

29.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the MTFG Group’s business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP in accordance with internal management accounting rules and practices. Accordingly, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the segments’ total operating profit with income from continuing operations before income tax expense and cumulative effect of a change in accounting principle under US GAAP.

See Note 30 for financial information relating to the MTFG Group’s operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statements.

Effective April 1, 2004, the MTFG Group implemented a new integrated business group system, which integrates the operations of BTM and Mitsubishi Trust into the following three areas—Retail, Corporate and Trust Assets resulting in a new basis of segmentation. Although this new measurement basis did not change the legal entities of MTFG, BTM and Mitsubishi Trust, it is intended to create more synergies by making collaboration between the MTFG Group’s subsidiary banks more effective and efficient. Under this integrated

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

business group system, the holding company formulates strategy for the group on an integrated basis, which is then executed by its subsidiary banks. Through this system, MTFG aims to reduce overlapping of functions within the Group, thereby increasing efficiency and realizing the benefits of its group resources and scale of operations. Moreover, through a greater integration of MTFG’s shared expertise in the banking, trust and securities businesses, it aims to deliver a more diverse but integrated lineup of products and services to customers.

In order to reflect the MTFG Group’s new integrated business group system, the MTFG Group has changed the classification of its business segments. Regarding operations that are not covered by the integrated business group system, the MTFG Group has classified its business segments into Treasury, UNBC and Other.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking, securities and wealth management businesses. This group integrates the retail business of BTM and Mitsubishi Trust and also retail product development, promotion and marketing in a single management structure. At the same time, it has developed and implemented MTFG Plaza, a new, one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses. Through the integration of these business lines, diverse financial products and services are provided to its corporate clients. This group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of its customers.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts. The launch of this group marked a further step in the integration of the trust banking expertise of Mitsubishi Trust and the international strengths of BTM. This group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members.

Treasury—Treasury consists of the treasury unit at BTM, which conducts asset liability management and liquidity management for BTM, and the global markets business group at Mitsubishi Trust which provides various financial operations including banking, money markets and capital markets operations and securities investments.

UNBC—UNBC consists of BTM’s subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A. As of December 31, 2004, BTM owned 61.8% of UnionBanCal Corporation, a publicly traded company listed on New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

Other—Other mainly consists of the corporate center of BTM and Mitsubishi Trust. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

The financial performance derived from the internal management reporting system is summarized below. Management does not use information on segments’ total assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, business segment information on total assets is not available. Management measures the performance of MTFG Group’s business segments primarily by “operating profit” which is a defined term in the regulatory reporting requirements of the FSA.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The presentation for the fiscal years ended March 31, 2003 and 2004 has been reclassified to conform to the new basis of segmentation for the fiscal year ended March 31, 2005.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group			Integrated Trust Assets Business Group	Treasury	UNBC	Other	Total
		Domestic	Overseas	Total
	(in billions)
Fiscal year ended March 31, 2003:
Net revenue:	¥349.7	¥556.6	¥179.1	¥735.7	¥37.9	¥428.6	¥269.8	¥(10.3)	¥1,811.4
BTM and Mitsubishi Trust:	255.8	487.3	123.2	610.5	27.2	422.1	—	(33.3)	1,282.3
Net interest income	201.2	293.3	76.6	369.9	—	283.7	—	(36.6)	818.2
Net fees	42.0	126.2	37.2	163.4	41.2	9.2	—	6.4	262.2
Other	12.6	67.8	9.4	77.2	(14.0)	129.2	—	(3.1)	201.9
Other than BTM and Mitsubishi Trust*	93.9	69.3	55.9	125.2	10.7	6.5	269.8	23.0	529.1
Operating expenses	304.6	246.9	121.0	367.9	47.5	41.3	155.6	89.7	1,006.6

Operating profit (loss)	¥45.1	¥309.7	¥58.1	¥367.8	¥(9.6)	¥387.3	¥114.2	¥(100.0)	¥804.8

Fiscal year ended March 31, 2004:
Net revenue:	¥406.1	¥620.5	¥152.0	¥772.5	¥56.7	¥332.4	¥253.5	¥2.2	¥1,823.4
BTM and Mitsubishi Trust:	283.3	493.1	114.2	607.3	43.0	325.7	—	(14.9)	1,244.4
Net interest income	204.5	284.3	65.1	349.4	1.0	230.5	—	31.6	817.0
Net fees	58.9	133.0	35.6	168.6	42.0	9.0	—	(0.3)	278.2
Other	19.9	75.8	13.5	89.3	—	86.2	—	(46.2)	149.2
Other than BTM and Mitsubishi Trust*	122.8	127.4	37.8	165.2	13.7	6.7	253.5	17.1	579.0
Operating expenses	311.0	259.9	109.2	369.1	47.3	41.6	150.9	92.8	1,012.7

Operating profit (loss)	¥95.1	¥360.6	¥42.8	¥403.4	¥9.4	¥290.8	¥102.6	¥(90.6)	¥810.7

Fiscal year ended March 31, 2005:
Net revenue:	¥452.9	¥656.1	¥150.0	¥806.1	¥60.4	¥299.5	¥274.9	¥10.3	¥1,904.1
BTM and Mitsubishi Trust:	315.1	537.4	118.7	656.1	43.7	293.6	—	(2.5)	1,306.0
Net interest income	214.1	284.7	62.1	346.8	0.4	243.5	—	(5.2)	799.6
Net fees	75.9	163.2	38.4	201.6	43.3	14.8	—	3.9	339.5
Other	25.1	89.5	18.2	107.7	—	35.3	—	(1.2)	166.9
Other than BTM and Mitsubishi Trust*	137.8	118.7	31.3	150.0	16.7	5.9	274.9	12.8	598.1
Operating expenses	321.1	262.8	108.5	371.3	47.1	40.5	158.8	98.0	1,036.8

Operating profit (loss)	¥131.8	¥393.3	¥41.5	¥434.8	¥13.3	¥259.0	¥116.1	¥(87.7)	¥867.3

*	Includes MTFG and subsidiaries other than BTM and Mitsubishi Trust

Reconciliation

As set forth above, the measurement bases and the income and expenses items covered are very different between the internal management reporting system and the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of the business segments’ total information, other than operating profit, to corresponding items in the accompanying consolidated statements of income.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the operating profit under the internal management reporting system for the fiscal years ended March 31, 2003, 2004 and 2005 above to income from continuing operations before income tax expense and cumulative effect of a change in accounting principle shown on the consolidated statements of income is as follows:

	2003	2004	2005
	(in billions)
Operating profit	¥805	¥811	¥867

Trust fees adjusted for credit losses of trust assets	(8)	(10)	(3)
Credit (provision) for credit losses	(433)	114	(110)
Trading account profits (losses)—net	47	(117)	(65)
Equity investment securities gains (losses)—net	(272)	342	175
Debt investment securities gains (losses)—net	162	(204)	(8)
Foreign exchange gains (losses)—net	84	355	(120)
Minority interest	(1)	(42)	(37)
Other—net	(121)	(68)	22

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥263	¥1,181	¥721

30.    FOREIGN ACTIVITIES

Foreign operations include the business conducted by overseas offices, as well as international business conducted from domestic offices, principally several international banking-related divisions of BTM’s and Mitsubishi Trust’s Head Office in Tokyo, and involve various transactions with debtors and customers residing outside Japan. Close integration of the MTFG Group’s foreign and domestic activities makes precise estimates of the amounts of assets, liabilities, income and expenses attributable to foreign operations difficult and necessarily subjective. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domiciles of the debtors and customers.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MTFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MTFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2003, 2004 and 2005, and estimated total revenue, total expenses, income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle and net income (loss) for the respective fiscal years then ended.

	Domestic	Foreign
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)	Total
	(in millions)
Fiscal year ended March 31, 2003:
Total revenue(2)	¥1,286,997	¥611,937	¥255,959	¥150,580	¥117,654	¥2,423,127
Total expenses(3)	1,362,508	438,082	203,947	89,056	66,055	2,159,648
Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle	(75,511)	173,855	52,012	61,524	51,599	263,479
Net income (loss)	(70,479)	142,954	37,273	43,315	50,382	203,445
Total assets at end of fiscal year	69,737,405	13,210,140	7,893,478	3,154,016	2,542,365	96,537,404
Fiscal year ended March 31, 2004:
Total revenue(2)	¥1,651,983	¥575,077	¥277,183	¥78,054	¥147,552	¥2,729,849
Total expenses(3)	940,903	408,651	94,054	29,914	74,923	1,548,445
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	711,080	166,426	183,129	48,140	72,629	1,181,404
Net income	464,256	158,275	120,751	26,485	53,235	823,002
Total assets at end of fiscal year	79,653,844	12,585,539	6,141,837	3,015,416	2,302,463	103,699,099
Fiscal year ended March 31, 2005:
Total revenue(2)	¥1,610,156	¥487,852	¥153,145	¥108,724	¥77,836	¥2,437,713
Total expenses(3)	1,320,489	251,136	103,542	21,042	20,115	1,716,324
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	289,667	236,716	49,603	87,682	57,721	721,389
Net income	109,960	180,520	24,242	61,742	38,691	415,155
Total assets at end of fiscal year	84,416,835	12,331,408	5,971,590	3,467,959	2,234,308	108,422,100

Notes

(1)	Other areas primarily include Canada, Latine America and the Caribbean.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expenses are comprised of Interest expense, Provision (credit) for credit losses and Non-interest expense.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2004 and 2005:

	2004	2005
	(in millions)
Cash and due from banks	¥348,670	¥298,327
Interest-earning deposits in other banks	2,999,248	3,638,679

Total	¥3,347,918	¥3,937,006

Trading account assets	¥1,737,706	¥1,744,251

Investment securities	¥7,276,364	¥6,912,853

Loans—net of unearned income and deferred loan fees	¥8,756,846	¥10,083,556

Deposits, principally time deposits and certificates of deposit by foreign banks	¥13,779,317	¥13,261,767

Funds borrowed:
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	¥3,188,960	¥1,281,825
Other short-term borrowings	238,060	1,058,411
Long-term debt	1,185,060	858,387

Total	¥4,612,080	¥3,198,623

Trading account liabilities	¥1,427,407	¥1,624,449

At March 31, 2004 and 2005, the MTFG Group had no cross-border outstandings, as defined in the Securities Act Industry Guides 3 in any foreign country, which exceeded 0.75% of consolidated total assets.

31.    ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

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

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2004 and 2005:

	2004		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	¥14,488	¥14,488	¥16,118	¥16,118
Trading account assets, excluding derivatives	5,930	5,930	5,758	5,758
Investment securities	28,881	28,888	28,749	28,771
Loans, net of allowance for credit losses	47,638	47,880	50,331	50,521
Other financial assets	2,121	2,121	2,418	2,418
Derivative financial instruments:
Trading activities	2,448	2,448	1,949	1,949
Activities qualifying for hedges	5	5	2	2
Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	16,893	16,893	16,910	16,910
Interest-bearing deposits	62,528	62,512	61,443	61,424
Debentures	266	266	—	—
Trading account liabilities, excluding derivatives	220	220	175	175
Obligations to return securities received as collateral	2,330	2,330	2,891	2,891
Due to trust account	1,380	1,380	1,231	1,231
Other short-term borrowings	5,663	5,663	10,725	10,725
Long-term debt	5,660	5,791	5,982	6,109
Other financial liabilities	1,871	1,871	1,977	1,977
Derivative financial instruments:
Trading activities	2,291	2,291	1,918	1,918

The methodologies and assumptions used to estimate the fair value of the financial instruments are summarized below.

Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions—For cash, due from banks including interest-earning deposits, and call loans and funds sold, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk. For receivables under resale agreements and securities borrowing transactions, the fair values are based on quoted market prices, when available, or estimated with reference to quoted market prices for similar instruments when quoted market prices are not available.

Trading account securities—Trading account securities and short trading positions of securities are carried at fair value, which is principally based on quoted market prices, when available. If the quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Investment securities—The fair values of investment securities, where quoted market prices or secondary market prices are available, are equal to such market prices. For investment securities, when quoted market prices or secondary market prices are not available, the fair values are estimated using quoted market prices for similar securities or based on appraised value as deemed appropriate by management. The fair value of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities) at March 31, 2004 and 2005 were not readily determinable. Therefore, the above summary does not include the carrying amounts of such investment securities amounting to ¥201 billion and ¥1,042 billion at March 31, 2004 and 2005, respectively.

Loans—The fair values of loans are estimated for groups of similar characteristics, including type of loan, credit quality and remaining maturity. In incorporating the credit risk factor, management concluded that the allowance for credit losses adequately adjusts the related book values for credit risk. For floating- or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated by discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for dispositions or sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For nonperforming loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥104 billion and ¥362 billion at March 31, 2004 and 2005, respectively.

Derivative financial instruments—The estimated fair values of derivative financial instruments are the amounts the MTFG Group would receive or pay to terminate the contracts at the balance-sheet date, taking into account the current unrealized gains or losses on open contracts. They are based on market or dealer quotes when available. Valuation models such as present value and option pricing models are applied to current market information to estimate fair values when such quotes are not available.

Non-interest-bearing deposits, call money and funds purchased, payables under repurchase agreements and securities lending transactions, and obligations to return securities received as collateral—The fair values of non-interest-bearing deposits are equal to the amounts payable on demand. For call money and funds purchased, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature. For payables under repurchase agreements and securities lending transactions and obligations to return securities received as collateral, the fair values are generally based on quoted market prices, when available, or estimated using quoted market prices for similar instruments when quoted market prices are not available.

Interest–bearing deposits—The fair values of demand deposits, deposits at notice, and certificates of deposit maturing within a short period of time are the amounts payable on demand. Fair values of time deposits and certificates of deposit maturing after a short period of time are estimated by discounting the estimated cash flows using the rates currently offered for deposits of similar remaining maturities or the applicable current market rates.

Debentures—The fair values of debentures are estimated using a discounted cash flow model based on quoted market rates or, if available, secondary market rates currently available for debentures with similar terms and remaining maturities.

Due to trust account—For due to trust account, which represents a temporary placement of excess fund from individual trust accounts managed by the trust banking subsidiary in their fiduciary and trust capacity, the carrying amount is a reasonable estimate of the fair value since its nature is similar to short-term funding, including demand deposits and other overnight funds purchased, in a manner that the balance changes in response to the day-to-day changes in excess funds placed by the trust accounts.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other short-term borrowings—For most other short-term borrowings, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature. For certain borrowings, fair values are estimated by discounting the estimated future cash flows using applicable current market interest rates or comparable rates for similar instruments, which represent the MTFG Group’s cost to raise funds with a similar remaining maturity.

Long-term debt—For certain unsubordinated and subordinated debt, the fair values are estimated based on quoted market prices of the instruments. The fair values of other long-term debt are estimated using a discounted cash flow model based on rates applicable to the MTFG Group for debt with similar terms and remaining maturities.

Other financial liabilities—The estimated fair values of other financial liabilities, which primarily include accrued interest payable, bank acceptances, accounts payable and obligations under standby letters of credit and guarantees, approximate their carrying amounts. Effective January 1, 2003, the MTFG Group adopted the initial recognition and measurement provisions of FIN No. 45, which requires that, for guarantees within the scope of FIN No. 45 issued or amended after December 31, 2002, liabilities for the obligations undertaken in issuing the guarantees be initially measured at fair value. The fair values of obligations under standby letters of credit and guarantees are based on fees received or receivable by the MTFG Group.

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2004 and 2005 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2004 and 2005. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

32.    STOCK-BASED COMPENSATION

Two subsidiaries of MTFG, Mitsubishi Securities and UNBC, have several stock-based compensation plans.

Mitsubishi Securities

Under the Code, companies are permitted to purchase their own shares in the market in order to implement a stock option plan when approved by the shareholders.

Pursuant to resolutions approved at the general shareholders’ meetings, Mitsubishi Securities offers stock option plans which provide directors, executive officers, eligible employees and certain other persons with options to purchase shares (at the respective exercise prices stipulated in each plan) as follows:

Date of approval at the shareholders’ meeting	Exercise period	Shares
June 29, 2000	July 1, 2002 to June 30, 2005	2,057,000
June 28, 2001	July 1, 2003 to June 30, 2006	2,272,000

Total		4,329,000

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The plans provide for the granting of stock options having an exercise price not less than the market value of Mitsubishi Securities’ common stock on the date of grant. Following is the option activity for the fiscal years ended March 31, 2004 and 2005:

	2004		2005
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Options outstanding, beginning of fiscal year	5,512,000	¥1,278	3,153,000	¥1,260
Granted	—	—	—	—
Exercised	(831,000)	812	(326,000)	812
Forfeited	(1,528,000)	1,568	—	—

Options outstanding, end of fiscal year	3,153,000	¥1,260	2,827,000	¥1,311

Options exercisable, end of fiscal year	3,153,000	¥1,260	2,827,000	¥1,311

The following table details the distribution of stock options outstanding at March 31, 2005:

	Options outstanding at March 31, 2005		Options exercisable at March 31, 2005
Exercise prices	Number outstanding	Remaining contractual life	Number exercisable
¥ 812	904,000	1.25 years	904,000
1,546	1,923,000	0.25	1,923,000

	2,827,000		2,827,000

UNBC

UNBC has two management stock plans. The Year 2000 UnionBanCal Corporation Stock Plan, effective January 1, 2000 (the “2000 Stock Plan”), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the “1997 Stock Plan”), have 16.0 million and 6.6 million shares, respectively, of the UNBC’s common stock authorized to be awarded to key employees and outside directors of UNBC at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the “Committee”). Employees on rotational assignment from BTM are not eligible for stock awards.

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the Stock Plans shall not be less than the fair market value on the date the option is granted. Unvested restricted stock issued under the Stock Plans is accounted for as a reduction to retained earnings. The value of the restricted shares at the date of grant is amortized to compensation expense over its vesting period. All cancelled or forfeited options and restricted stock become available for future grants.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2002, 2003 and 2004, UNBC granted options to non-employee directors and various key employees, including policy-making officers under the 2000 Stock Plan. Under both Stock Plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. The options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33 1/3 percent on each anniversary under the 1997 Stock Plan, and fully vested and exercisable on the grant date under the 2000 Stock Plan. The following is a summary of stock option transactions under the Stock Plans.

	Fiscal years ended December 31,
	2002		2003		2004
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Options outstanding, beginning of fiscal year	7,939,271	$29.79	8,515,469	$34.71	9,008,011	$37.12
Granted	2,911,652	43.49	2,517,023	40.32	2,478,931	52.84
Exercised	(2,187,170)	28.57	(1,912,323)	30.52	(1,917,818)	33.68
Forfeited	(148,284)	34.05	(112,158)	38.96	(86,788)	42.87

Options outstanding, end of fiscal year	8,515,469	$34.71	9,008,011	$37.12	9,482,336	$41.87

Options exercisable, end of fiscal year	3,031,478	$31.08	3,845,520	$33.99	4,733,003	$36.49

The weighted-average fair value of options granted was $16.67 during 2002, $12.92 during 2003 and $16.55 during 2004.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants made in 2002, 2003 and 2004:

	2002	2003	2004
Risk-free interest rate	4.9%	2.9%	2.8%
Expected lives	5 years	5 years	5 years
Expected volatility	46%	43%	40%
Expected dividend yields	2.3%	2.8%	2.4%

The following table summarizes information about stock options outstanding.

	Options outstanding at December 31, 2004			Options exercisable at December 31, 2004
Range of exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$ 18.53-27.56	71,455	4.2 years	$22.94	71,455	$22.94
28.44-42.40	4,535,236	6.5	35.16	3,079,232	32.94
42.69-59.74	4,875,645	8.1	48.39	1,582,316	44.00

	9,482,336			4,733,003

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2002, 2003 and 2004, UNBC also granted 6,000, 6,000 and 16,000 shares of restricted stock with weighted average grant date fair values of $45.00, $46.95 and $61.50, respectively, to key officers, including policy-making officers, under the 2000 Stock Plan. The awards of restricted stock vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date for awards in 2002 and 2003 and three years from the grant date for awards in 2004, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, or retires under certain grant, age and service conditions. Restricted shareholders have the right to vote their restricted shares and receive dividends.

At December 31, 2002, 2003 and 2004, 1,764,414 shares, 5,347,715 shares and 2,937,629 shares, respectively, were available for future grants as either stock options or restricted stock under the 2000 Stock Plan. The remaining shares under the 1997 Stock Plan are not available for future grants.

Effective January 1, 1997, UNBC established a Performance Share Plan. Eligible participants may earn performance share awards to be redeemed in cash three years after the date of grant. Performance shares are linked to shareholder value in two ways: (1) the market price of the UNBC’s common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The plan was amended in 2004 increasing the total number of shares that can be granted under the plan to 2.6 million shares. There were 384,183, 340,683 and 2,252,183 performance shares remaining for future awards as of December 31, 2002, 2003 and 2004, respectively. UNBC granted 61,500 shares in 2002, 43,500 shares in 2003, and 88,500 shares in 2004. No performance shares were forfeited in 2002, 2003 or 2004. The value of a performance share is equal to the market price of the UNBC’s common stock. All cancelled or forfeited performance shares become available for future grants. Expenses related to these shares were $3.3 million in 2002, $6.6 million in 2003, and $4.8 million in 2004.

33.    PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTM and Mitsubishi Trust are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Also, retained earnings of these banking subsidiaries are restricted in accordance with the statutory reserve requirements under the Code (see Notes 21 and 22).

The following table presents the parent company only financial information of MTFG.

Condensed Balance Sheets

	2004	2005
	(in millions)
Assets:
Cash and interest-earning deposits with banks	¥57,571	¥62,285
Investments in subsidiaries and affiliated companies	3,773,229	4,389,305
Preferred stock investment in UFJ Bank Limited	—	700,000
Other assets	53,013	62,388

Total assets	¥3,883,813	¥5,213,978

Liabilities and shareholders’ equity:
Short-term borrowings from subsidiary	¥—	¥322,100
Long-term debt from subsidiary	—	300,000
Long-term debt	—	200,000
Other liabilities	38,842	18,781

Total liabilities	38,842	840,881

Shareholders’ equity	3,844,971	4,373,097

Total liabilities and shareholders’ equity	¥3,883,813	¥5,213,978

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Income

	2003	2004	2005
	(in millions)
Income:
Dividends from subsidiaries	¥22,067	¥64,549	¥214,948
Management fees from subsidiaries	3,814	4,773	7,630
Interest income	4,736	4	2
Other income	126	30	319

Total income	30,743	69,356	222,899

Expense:
Operating expenses	3,159	4,418	5,922
Interest expense to subsidiaries	—	—	6,021
Interest expense	4,730	—	511
Other expense	366	203	335

Total expense	8,255	4,621	12,789

Equity in undistributed net income of subsidiaries and affiliated companies	181,907	758,342	208,087

Income before income tax expense	204,395	823,077	418,197
Income tax expense	950	75	3,042

Net income	¥203,445	¥823,002	415,155

Condensed Statements of Cash Flows

	2003	2004	2005
	(in millions)
Operating activities:
Net income	¥203,445	¥823,002	¥415,155
Adjustments and other	(181,360)	(767,429)	(234,278)

Net cash provided by operating activities	22,085	55,573	180,877

Investing activities:
Proceeds from maturities of investments in convertible bonds of a subsidiary	243,804	—	—
Proceeds from sales of stock investment in affiliated company	—	—	14,836
Purchase of preferred stock investment in UFJ Bank Limited	—	—	(700,000)
Purchase of equity investments in subsidiary and affiliated company	(210,277)	—	(390,552)
Net decrease (increase) in interest-earning deposits with banks	5,873	(20,473)	(5,706)
Other	(3,830)	1,047	(5,105)

Net cash provided by (used in) investing activities	35,570	(19,426)	(1,086,527)

Financing activities:
Net increase in short-term borrowings from subsidiary	—	—	322,100
Proceeds from issuance of long-term debt to subsidiary	—	—	300,000
Proceeds from issuance of long-term debt	—	—	200,000
Proceeds from issuance of new shares of preferred stock, net of stock issue expenses	—	—	249,472
Proceeds from issuance of new shares of common stock, net of stock issue expenses	222,172	—	—
Repayment of convertible bonds	(243,804)	—	—
Payments for redemption of preferred stock	—	—	(122,100)
Proceeds from sales of treasury stock	—	137	90
Payments to acquire treasury stock	(965)	(467)	(921)
Dividends paid	(46,915)	(32,847)	(45,649)
Other	12,877	(231)	1,666

Net cash provided by (used in) financing activities	(56,635)	(33,408)	904,658

Net increase (decrease) in cash and cash equivalents	1,020	2,739	(992)
Cash and cash equivalents at beginning of fiscal year	512	1,532	4,271

Cash and cash equivalents at end of fiscal year	¥1,532	¥4,271	¥3,279

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Concluded)

34.    EVENTS SINCE MARCH 31, 2005

Approval of Dividends

On June 29, 2005, the shareholders approved payment of cash dividends to the shareholders of record on March 31, 2005 of ¥41,250 per share of Class 1 Preferred stock, totaling ¥1,679 million, of ¥7,069 per share of Class 3 Preferred stock, totaling ¥707 million, and of ¥6,000 per share of Common stock, totaling ¥39,254 million.

Merger Agreement of MTFG and UFJ Holdings was Approved by Shareholders

On June 29, 2005, the shareholders of MTFG approved the merger agreement between MTFG and UFJ Holdings. Furthermore, on the same day, the shareholders of UFJ Holdings also approved the merger agreement. The merger agreement is subject to the approval of relevant authorities and includes the merger ratios, company names and other material terms. Through the merger, 0.62 shares of MTFG’s common stock will be issued for each share of UFJ Holdings, common stock.

Postponement of Bank Merger

On August 12, 2005, MTFG announced that the merger between BTM and UFJ Bank has been postponed to January 1, 2006 in order to enable additional testing of the two banks’ systems intended to minimize risks arising from the merger. The mergers between the holding companies, trust banks and securities companies of the two groups are still expected to occur on October 1, 2005.

New Classes of Preferred Stocks

On June 29, 2005, the shareholders approved the creation of new Classes of Preferred Stocks, namely Classes 5, 6 and 7 Preferred Stock. In addition, MTFG made amendments necessary to clarify certain procedures, including the treatment to adjust related rights among holders of these Classes of shares.

Redemption of Class 1 Preferred Stock

On April 1, 2005, MTFG redeemed 40,700 shares of Class 1 Preferred stock at ¥3 million per share, pursuant to the terms and conditions for Class 1 Preferred stock set forth in the articles of incorporation.

Completion of Share Acquisition to Make Mitsubishi Securities a Directly-owned Subsidiary of MTFG

On July 1, 2005, MTFG acquired common shares of Mitsubishi Securities owned by BTM and Mitsubishi Trust. Following the transaction, Mitsubishi Securities became a directly-owned subsidiary of MTFG, which owns 55.9% of common shares of Mitsubishi Securities.

Purchase Agreement of BTM’s Headquarters and Nihonbashi Annex

On July 21, 2005, BTM reached an agreement to purchase from Mitsubishi Estate Co., Ltd. (“Mitsubishi Estate”) the equivalent of 50% of the land and buildings of each of BTM’s headquarters and Nihonbashi annex. These are jointly owned by BTM and Mitsubishi Estate. The agreement will take place on August 31, 2005 and total purchase price is ¥111.3 billion.

Establishment of a Special Purpose Company for Issuance of Non-dilutive Preferred Securities

On July 28, 2005, MTFG established MTFG Capital Finance Limited, a wholly owned funding vehicle in the Cayman Islands, for the issuance of preferred securities to enhance the flexibility of its capital management. MTFG Capital Finance Limited will issue ¥165 billion in non-cumulative perpetual preferred securities in a private placement to institutional investors in August 2005. These preferred securities are non-dilutive and not convertible into MTFG’s common shares. The issuance of the preferred securities is expected to increase the MTFG Group’s Tier I capital under its capital adequacy requirements.

* * * * *

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/s/ NOBUO KUROYANAGI
Name:	Nobuo Kuroyanagi
Title:	President and Chief Executive Officer

Date: August 25, 2005

EXHIBIT INDEX

Exhibit		Description
1	(a)	Articles of Incorporation of Mitsubishi Tokyo Financial Group, Inc., as amended and restated on June 29, 2005. (English Translation)
1	(b)	Corporation Meetings Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended on April 1, 2004. (English Translation)*
1	(c)	Board of Directors Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended on July 29, 2004. (English Translation)*
1	(d)	Share Handling Regulations of Mitsubishi Tokyo Financial Group, Inc., as amended and restated on June 29, 2005. (English Translation)
2	(a)	Form of stock certificates.*
2	(b)	Form of American Depositary Receipt.**
2	(c)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc., The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder.**
4	(a)	Integration Agreement, dated February 18, 2005, and the amendment thereto, dated April 20, 2005, among Mitsubishi Tokyo Financial Group, Inc., The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., UFJ Holdings, Inc., UFJ Bank Limited, UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd. (English Translation)***
4	(b)	Merger Agreement, dated April 20, 2005, between Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings, Inc. (English Translation)****
8		Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”
11		Code of ethics, compliance rules and compliance manual of Mitsubishi Tokyo Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)*
12		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
13		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
15		Consent of Auditors.

*	Incorporated by reference from the Annual Report on Form 20-F filed on September 28, 2004.
**	Incorporated by reference from Post Effective Amendment No. 1 to the Registration Statement on Form F-6 (Reg. No. 333-13338) filed on December 23, 2004.
***	Incorporated by reference from Annex A to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-123136).
****	Incorporated by reference from Annex B to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-123136).