Form 20-F/A
period 2005-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2006-02-28
CIK 67088

As filed with the Securities and Exchange Commission on February 28, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Commission file number 1-10277

KABUSHIKI KAISHA MITSUBISHI UFJ FINANCIAL GROUP

(Exact name of Registrant as specified in its charter)

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

7-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8330

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

Yes   ☐    No   ☒

Explanatory Note

We are filing this Form 20-F/A to correct the following inadvertent errors found in our Form 20-F for the fiscal year ended March 31, 2005 previously filed on August 25, 2005:

1.	In Note 6 to the consolidated financial statements, the details of loans by domicile and type of industry of borrower at March 31, 2004 and 2005 have been corrected from the amounts previously reported as follows:

	2004		2005
	As previously reported	As restated	As previously reported	As restated
	(in millions)
Domestic:
Banks and other financial institutions	¥3,834,178	¥3,745,586	¥3,774,847	¥3,691,908
Other industries	6,169,456	6,169,456	6,700,336	6,783,275
Consumer	7,951,205	8,039,797	8,162,062	8,162,062
Foreign:
Banks and other financial institutions	1,043,904	1,043,904	1,212,082	917,409
Commercial and industrial	7,239,896	7,239,896	8,392,489	8,687,162

2.	In Note 11 to the consolidated financial statements, the following items at March 31, 2005 have been corrected from the amounts previously reported as follows:

(1)	Assets mortgaged, pledged, or otherwise subject to lien:

	2005
	As previously reported	As restated
	(in millions)
Trading account securities	¥2,601,493	¥2,244,194
Investment securities	5,921,242	6,054,432
Loans ……………………………………………………………………………	5,193,420	5,060,230

(2)	Type of liabilities the above pledged assets relate to:

	2005
	As previously reported	As restated
	(in millions)
Payables under repurchase agreements and securities lending transactions	¥4,722,488	¥4,365,189

(3)	Pledged assets that may not be sold or repledged by the secured parties:

	2005
	As previously reported	As restated
	(in billions)
Pledged assets that may not be sold or repledged by the secured parties	¥15,048	¥15,038

(4)	Fair value of collateral accepted by the MTFG Group which was sold or repledged:

	2005
	As previously reported	As restated
	(in billions)
Fair value of collateral accepted by the MTFG Group which was sold or repledged	¥5,425	¥5,560

3.	In the parenthetic note to the consolidated balance sheet, the following items at March 31, 2005 have been corrected from the amounts previously reported as follows:

	2005
	As previously reported	As restated
	(in millions)
Trading account assets pledged that secured parties are permitted to sell or repledge	¥2,646,533	¥2,289,234
Securities available for sale pledged that secured parties are permitted to sell or repledge	2,316,604	2,330,160

4.	In Note 25 to the consolidated financial statements, the following items at March 31, 2004 and 2005 have been corrected from the amounts previously reported as follows:

(1)	Contractual amounts of obligations under guarantees:

	Maximum potential/ Contractual or Notional amount		Amount by expiration period
			Less than 1 year		1-2 years		2-3 years		3-5 years		Over 5 years
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in billions)
March 31, 2004:
Standby letters of credit and financial guarantees	¥2,747	¥2,747	¥1,074	¥1,371	¥201	¥123	¥164	¥80	¥260	¥135	¥1,048	¥1,038
Performance guarantees	1,213	1,213	662	677	199	191	128	125	139	135	85	85
March 31, 2005:
Standby letters of credit and financial guarantees	¥3,913	¥2,641	¥965	¥1,284	¥661	¥126	¥262	¥102	¥690	¥248	¥1,335	¥881
Performance guarantees	1,374	1,374	271	780	564	214	194	116	214	186	131	78

(2)	Commitment amounts of resale and repurchase agreements:

	2004		2005
	As previously reported	As restated	As previously reported	As restated
	(in billions)
Resale and repurchase agreements	¥165	¥186	¥372	¥—

5.	In Selected Statistical Data—VI. Short-Term Borrowings, the following items for the fiscal year ended March 31, 2005 have been corrected from the amounts previously reported as follows:

	2005
	As previously reported	As restated
	(in millions)
Due to trust account:
Average balance during the fiscal year	¥1,349,383	¥1,349,118
Maximum balance outstanding at any month-end during the fiscal year	1,411,320	1,411,055
Balance at end of fiscal year	1,231,315	1,231,050

As described in Note 29 to our consolidated financial statements, effective April 1, 2005, the MTFG Group changed the classification of its business segments. The segment presentation for the fiscal years ended March 31, 2003, 2004 and 2005 included in the Note 29 have been reclassified. In addition, certain reclassifications have been made in the consolidated financial statements, Notes 4 and 31 to the consolidated financial statements.

As a result of the corrections and reclassifications described above, the relevant figures in Item 5 and Selected Statistical Data have also been corrected or reclassified.

In addition, certain figures of cash dividends per share in Item 3.A. Selected Financial Data have been corrected.

With the exceptions of the foregoing corrections and reclassifications, no other changes have been made to the Form 20-F for the fiscal year ended March 31, 2005.

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

	Fiscal years ended March 31,
	2001	2002	2003		2004	2005
	(in millions, except per share data and number of shares)
Statement of operations data:
Interest income	¥2,278,168	¥2,013,571	¥1,582,493		¥1,421,754	¥1,442,623
Interest expense	1,309,454	938,274	539,270		426,514	471,231

Net interest income	968,714	1,075,297	1,043,223		995,240	971,392
Provision (credit) for credit losses	783,855	598,412	437,972		(114,109)	109,502

Net interest income after provision (credit) for credit losses	184,859	476,885	605,251		1,109,349	861,890
Non-interest income	853,492	359,696	840,634		1,308,095	995,090
Non-interest expense	1,021,708	1,161,294	1,182,406		1,236,040	1,135,591

Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle	16,643	(324,713)	263,479		1,181,404	721,389
Income tax expense (benefit)	47,594	(99,729)	69,872		357,817	305,257

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	(30,951)	(224,984)	193,607		823,587	416,132
Income (loss) from discontinued operations—net	(27,084)	1,235	10,370		(585)	—
Cumulative effect of a change in accounting principle, net of tax(1)	—	5,867	(532)		—	(977)

Net income (loss)	¥(58,035)	¥(217,882)	¥203,445		¥823,002	¥415,155

Net income (loss) available to common shareholders	¥(66,371)	¥(222,050)	¥190,941		¥815,021	¥408,318

Amounts per share(2):
Basic earnings (loss) per common share—income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥(7,143.20)	¥(41,255.15)	¥32,240.37		¥128,443.00	¥62,867.28
Basic earnings (loss) per common share—net income (loss) available to common shareholders	(12,067.64)	(39,976.55)	33,991.75		128,350.88	62,717.21
Diluted earnings (loss) per common share—income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	(7,143.20)	(41,255.15)	29,486.78		125,123.73	62,626.69
Diluted earnings (loss) per common share—net income (loss) available to common shareholders	(12,067.64)	(39,976.55)	31,164.84		125,033.96	62,476.76
Number of shares used to calculate basic earnings per common share (in thousands)	5,500	5,555	5,617		6,350	6,510
Number of shares used to calculate diluted earnings per common share (in thousands)	5,500	5,555	5,863	(3)	6,517 (3)	6,516	(3)
Cash dividends per share declared during the fiscal year (As restated)
— Common shares	¥8,255.25	¥4,127.63	¥6,000.00		¥4,000.00	¥6,000.00
	$76.31	$33.21	$50.26		$33.41	$55.46
— Preferred shares (Class 1)	¥82,500.00	¥41,250.00	¥123,750.00		¥82,500.00	¥82,500.00
	$763.17	$331.99	$1,024.65		$725.09	$772.49
— Preferred shares (Class 2)	¥16,200.00	¥8,100.00	¥24,300.00		¥16,200.00	¥8,100.00
	$149.10	$64.99	$201.20		$142.38	$74.88

	At March 31,
	2001	2002	2003	2004	2005
	(in millions)
Balance sheet data:
Total assets	¥93,472,202	¥94,360,925	¥96,537,404	¥103,699,099	¥108,422,100
Loans, net of allowance for credit losses	47,953,919	48,494,545	47,105,433	47,637,729	50,330,832
Total liabilities	90,287,654	91,738,617	93,978,776	99,854,128	104,049,003
Deposits	60,105,742	63,659,501	67,303,678	70,024,252	71,294,863
Long-term debt	4,963,455	5,183,841	5,159,132	5,659,877	5,981,747
Shareholders’ equity	3,184,548	2,622,308	2,558,628	3,844,971	4,373,097
Capital stock(4)	956,664	973,156	1,084,708	1,084,708	1,084,708

	Fiscal years ended March 31,
	2001	2002	2003	2004	2005
	(in millions, except percentages)
Other financial data:	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Average balances:
Interest-earning assets	¥83,192,062	¥85,027,796	¥86,246,966	¥90,850,630	¥99,485,278
Interest-bearing liabilities	75,645,416	78,683,185	79,658,352	84,975,055	92,365,823
Total assets	89,322,862	92,365,532	95,478,978	102,827,850	110,829,406
Shareholders’ equity	3,445,630	3,035,140	2,432,279	3,289,783	3,880,044

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Return on equity and assets:
Net income (loss) available to common shareholders as a percentage of total average assets	(0.07)%	(0.24)%	0.20%	0.79%	0.37%
Net income (loss) available to common shareholders as a percentage of average shareholders’ equity	(1.93)%	(7.32)%	7.85%	24.77%	10.52%
Dividends per common share as a percentage of basic earnings per common share	— (5)	— (5)	17.65%	3.12%	9.57%
Average shareholders’ equity as a percentage of total average assets	3.86%	3.29%	2.55%	3.20%	3.50%
Net interest income as a percentage of total average interest-earning assets	1.16%	1.26%	1.21%	1.10%	0.98%
Credit quality data:
Allowance for credit losses	¥1,716,984	¥1,735,180	¥1,360,136	¥888,127	¥740,706
Allowance for credit losses as a percentage of loans	3.46%	3.45%	2.81%	1.83%	1.45%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥4,272,794	¥4,164,982	¥2,753,026	¥1,731,083	¥1,286,670
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	8.60%	8.29%	5.68%	3.57%	2.52%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	40.18%	41.66%	49.41%	51.30%	57.57%
Net loan charge-offs	¥598,362	¥603,404	¥814,811	¥337,124	¥260,927

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loan charge-offs as a percentage of average loans	1.21%	1.23%	1.64%	0.69%	0.51%
Average interest rate spread	1.01%	1.18%	1.15%	1.06%	0.94%
Risk-adjusted capital ratio calculated under Japanese GAAP(6)	10.15%	10.30%	10.84%	12.95%	11.76%

(1)	Effective April 1, 2001, we adopted Statement of Financial Accounting Standards, or SFAS, No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. On April 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Effective April 1, 2004, we adopted Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.”
(2)	Amounts have been adjusted to reflect the stock-for-stock exchange creating Mitsubishi Tokyo Financial Group, Inc. for the fiscal year ended March 31, 2001.
(3)	Includes the common shares potentially issuable pursuant to the 3% exchangeable guaranteed notes due 2002 and Class 2 preferred stock. The 3% exchangeable guaranteed notes due 2002 were redeemed in November 2002.
(4)	Amounts include common stock and convertible Class 2 preferred stock. Redeemable Class 1 and Class 3 preferred stock are excluded.
(5)	Percentages against basic loss per common share have not been presented because such information is not meaningful.
(6)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. Ratio for the fiscal year ended March 31, 2001 represents combined risk-adjusted capital ratios of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank before any combination-related adjustments.

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

The estimated fair values of financial instruments without quoted market prices are as follows:

	At March 31,
	2004	2005
	(in billions)
Financial assets:
Trading account assets, excluding derivatives	¥5,732	¥5,268
Investment securities	25,328	25,386
Derivative financial instruments, net	153	34
Financial liabilities:
Trading account liabilities, excluding derivatives	153	7
Obligations to return securities received as collateral	2,351	3,015

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

Effective April 1, 2004, we implemented a new integrated business group system, which currently integrates the operations of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank in the following three areas—Retail, Corporate, and Trust Assets. Although this new measure did not change the relevant legal entities, it intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries. Under this integrated business group system, the holding company formulates strategy for the group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within the group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

Effective April 1, 2005, we have changed the classification of our business segments and included UNBC as a part of the Integrated Corporate Banking Business Group. We have also introduced a unified core deposit concept when measuring the performance of each business segment and made minor changes in the management accounting method. The unified core deposit concept takes into account that a portion of the Japanese yen short-term deposits of our customers can be deemed as a long-term source of funding from an interest risk management perceptive, and therefore the interest rate spread gained from the long-term funds should be allocated to the relevant business segments.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank and Mitsubishi Securities as well as retail product development, promotion and marketing in a single management structure. Retail financial products and services are provided through MTFG Plaza, a new, one-stop, comprehensive financial services channel and other domestic branches. Regarding UNBC, as of June 30, 2005, Bank of Tokyo-Mitsubishi owned 61.2% of UnionBanCal Corporation, a public company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. UNBC consists of Bank of Tokyo-Mitsubishi’s subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of Mitsubishi Trust Bank. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members. The management and administration services for investment trusts are mainly provided by Mitsubishi Asset Management Co., Ltd. The global custodian services are provided by utilizing the international strengths of Bank of Tokyo-Mitsubishi.

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

The presentation for the fiscal year ended March 31, 2003, 2004 and 2005 has been reclassified to conform to the new basis of segmentation and managerial accounting for the six months ended September 30, 2005.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group				Integrated Trust Assets Business Group	Treasury	Other	Total
		Domestic	Overseas	UNBC	Total
	(in billions)
Fiscal year ended March 31, 2003
Net revenue	¥355.3	¥582.1	¥173.3	¥269.7	¥1,025.1	¥37.8	¥436.2	¥(44.3)	¥1,810.1
Operating expenses	306.6	255.2	119.2	155.6	530.0	47.9	43.2	77.2	1,004.9

Operating profit (loss)	¥48.7	¥326.9	¥54.1	¥114.1	¥495.1	¥(10.1)	¥393.0	¥(121.5)	¥805.2

Fiscal year ended March 31, 2004
Net revenue	¥411.6	¥656.1	¥147.2	¥253.5	¥1,056.8	¥56.7	¥342.0	¥(43.7)	¥1,823.4
Operating expenses	312.8	266.2	107.6	150.9	524.7	47.9	42.9	84.2	1,012.5

Operating profit (loss)	¥98.8	¥389.9	¥39.6	¥102.6	¥532.1	¥8.8	¥299.1	¥(127.9)	¥810.9

Fiscal year ended March 31, 2005
Net revenue	¥454.8	¥684.2	¥146.2	¥274.9	¥1,105.3	¥59.9	¥285.0	¥(8.7)	¥1,896.3
Operating expenses	323.7	267.6	102.2	158.8	528.6	46.6	38.9	91.3	1,029.1

Operating profit (loss)	¥131.1	¥416.6	¥44.0	¥116.1	¥576.7	¥13.3	¥246.1	¥(100.0)	¥867.2

Total net revenue increased ¥72.9 billion, or 4.0%, from ¥1,823.4 billion for the fiscal year ended March 31, 2004 to ¥1,896.3 billion for the fiscal year ended March 31, 2005. This increase was due mainly to an increase of ¥43.2 billion in Integrated Retail Banking Business Group and an increase of ¥28.1 billion in the domestic corporate business of Integrated Corporate Banking Business Group. This increase was partially offset by a decrease of ¥57.0 billion in Treasury.

Total operating expenses increased ¥16.6 billion, or 1.6%, from ¥1,012.5 billion for the fiscal year ended 2004 to ¥1,029.1 billion for the fiscal year ended March 31, 2005. This increase was mainly due to an increase of ¥10.9 billion in the Integrated Retail Banking Business Group and an increase of ¥7.9 billion in UNBC of Integrated Corporate Banking Business Group.

Total operating profit increased ¥56.3 billion, or 6.9%, from ¥810.9 billion for the fiscal year ended March 2004 to ¥867.2 billion for the fiscal year ended March 31, 2005. This increase was due mainly to an increase of ¥32.3 billion in Integrated Retail Banking Business Group and an increase of ¥26.7 billion in the domestic corporate business of Integrated Corporate Banking Business Group. This increase was partially offset by a decrease of ¥53.0 billion in Treasury.

Net revenue of the Integrated Retail Banking Business Group increased ¥43.2 billion, or 10.5%, from ¥411.6 billion for the fiscal year ended March 31, 2004 to ¥454.8 billion for the fiscal year ended March 31, 2005. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries belonging to the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to an increase in net fees, reflecting an increase in fees on sales of annuity and investment trusts, an increase in revenue from deposits, and an increase in revenue from consumer finance.

Operating expenses of the Integrated Retail Banking Business Group increased ¥10.9 billion, or 3.5%, from ¥312.8 billion for the fiscal year ended March 31, 2004 to ¥323.7 billion for the fiscal year ended March 31, 2005. This increase was mainly due to an increase in general expenses due to the expansion of our consumer finance business, and an increase in advertisement and general publicity expenses relating to our sales of investment products to retail customers.

Operating profit of the Integrated Retail Banking Business Group increased ¥32.3 billion, or 32.7%, from ¥98.8 billion for the fiscal year ended March 31, 2004 to ¥131.1 billion for the fiscal year ended March 31, 2005. This increase was mainly due to an increase in net revenue, as explained above.

Net revenue of the Integrated Corporate Banking Business Group increased ¥48.5 billion, or 4.6%, from ¥1,056.8 billion for the fiscal year ended March 31, 2004 to ¥1,105.3 billion for the fiscal year ended March 31, 2005. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenue from lending and other commercial banking operations, investment banking and trust banking businesses to corporate clients, as well as fees of subsidiaries belonging to the Integrated Corporate Banking Business Group. In addition, net revenue of UNBC is included in net revenue of Integrated Corporate Banking Business Group. The increase in net revenue was due mainly to improved net revenue in domestic businesses and UNBC.

With regard to the domestic businesses, net revenue of ¥684.2 billion, an increase of ¥28.1 billion, was recorded for the fiscal year ended March 31, 2005. This increase was mainly due to an increase in fees in the investment banking business, reflecting an increase in fees from sales of derivative products, an increase in fees from arrangement of syndicated loans, and an increase in fees from real estate securization transactions. Fees from foreign exchange transactions also increased. These increases were partially offset by a decrease in net interest income, reflecting the decrease in nonperforming loan assets and the decrease in profits of our subsidiaries, mainly reflecting the decrease in trading profits at our securities subsidiary.

With regard to the overseas businesses, net revenue of ¥146.2 billion, a decrease of ¥1.0 billion, was recorded for the fiscal year ended March 31, 2005. This decrease was mainly due to a decrease in interest income from corporate lending to non-Japanese corporate clients, reflecting weak loan demand. This decrease was partially offset by an increase in fees in the investment banking business, reflecting the increase in fees from sales of derivative products and leasing transactions, and an increase in interest income from deposits due to an increase in volume of settlement accounts and the positive effects of a higher interest rate environment in overseas financial markets.

Net revenue of UNBC increased ¥21.4 billion, or 8.4%, from ¥253.5 billion for the fiscal year ended 2004 to ¥274.9 billion for the fiscal year ended March 31, 2005. This increase was due to an increase in non-interest income such as service charges on deposit accounts and an increase in net interest income, which was favorably influenced by higher earning asset volumes and strong deposit growth. Gains on sales of the merchant card portfolio as well as gains on the sale of real property also contributed to the increase in net revenue.

Operating expenses of the Integrated Corporate Banking Business Group increased ¥3.9 billion, or 0.7%, from ¥524.7 billion for the fiscal year ended March 31, 2004 to ¥528.6 billion for the fiscal year ended March 31,

2005. This increase was due to an increase of ¥7.9 billion in UNBC and an increase of ¥1.4 billion in domestic businesses reflecting the increase in nonpersonnel expenses, which was partially offset by a decrease of ¥5.4 billion in overseas businesses mainly reflecting the decrease in personnel expenses.

Operating profit of the Integrated Corporate Banking Business Group increased ¥44.6 billion, or 8.4%, from ¥532.1 billion for the fiscal year ended March 31, 2004 to ¥576.7 billion for the fiscal year ended March 31, 2005. This increase was due mainly to the increase in fees in the domestic business and the non-interest income of UNBC in net revenue as stated above.

Net revenue of the Integrated Trust Asset Business Group increased ¥3.2 billion, or 5.6%, from ¥56.7 billion for the fiscal year ended March 31, 2004 to ¥59.9 billion for the fiscal year ended March 31, 2005. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and security trusts. The increase in net revenue was due mainly to an increase in revenue from our asset management services and an increase in administration services. The increase in asset management services primarily reflected increased revenue from sales of newly-introduced investment trust products in our’s asset management subsidiaries. The increase in administration services primarily reflected an increase in investment trust fee income due to the increase in investment trust assets and the increase in assets under global custody.

Operating expenses of the Integrated Trust Asset Business Group decreased ¥1.3 billion, or 2.7%, from ¥47.9 billion for the fiscal year ended March 31, 2004 to ¥46.6 billion for the fiscal year ended March 31, 2005. This decrease was mainly due to a decrease in expenses in asset management services at the trust bank.

Operating profit of the Integrated Trust Asset Business Group increased ¥4.5 billion, or 51.1%, from ¥8.8 billion for the fiscal year ended March 31, 2004 to ¥13.3 billion for the fiscal year ended March 31, 2005. This increase reflected an increase in operating profit of asset management services and an increase in operating profit of asset administration services.

Net revenue of Treasury decreased ¥57 billion, or 16.7%, from ¥342.0 billion for the fiscal year ended 2004 to ¥285.0 billion for the fiscal year ended March 31, 2005. This decrease was mainly due to a decrease in other income, which primarily reflected a loss in hedging operations on foreign currency interest rate operations. This decrease was partially offset by increases in trading profits on Japanese yen denominated bonds, profits from alternative investments, profits from Japanese yen money market operations and an increase in fees on loan trusts.

Following our merger with UFJ Holdings on October 1, 2005, the integrated business group system currently integrates the operations of Bank of Tokyo-Mitsubishi UFJ, Mitsubishi UFJ Trust Bank and Mitsubishi UFJ Securities.

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

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2004 and 2005, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	At March 31,
	2004 (Restated)	2005 (Restated)
	(in billions)
Domestic:
Manufacturing	¥6,000.1	¥6,475.4
Construction	1,010.4	974.1
Real estate	4,585.3	5,266.5
Services	4,344.8	3,621.7
Wholesale and retail	4,999.0	5,228.3
Banks and other financial institutions	3,745.6	3,691.9
Communication and information services	874.6	784.3
Other industries	6,169.4	6,783.2
Consumer	8,039.8	8,162.1

Total domestic	39,769.0	40,987.5

Foreign:
Governments and official institutions	183.1	212.7
Banks and other financial institutions	1,043.9	917.4
Commercial and industrial	7,239.9	8,687.2
Other	318.6	285.5

Total foreign	8,785.5	10,102.8

Less unearned income and deferred loan fees—net	28.6	18.8

Total	¥48,525.9	¥51,071.5

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

Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2005:

	Amount of commitment expiration by period
	Less than 1 year (Restated)	1-5 years (Restated)	Over 5 years (Restated)	Total (Restated)
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥1,284	¥476	¥881	¥2,641
Performance guarantees	780	516	78	1,374
Derivative instruments	10,165	5,649	914	16,728
Guarantees for the repayment of trust principal	228	1,554	8	1,790
Liabilities of trust account	2,915	47	279	3,241
Others	512	—	—	512

Total guarantees	15,884	8,242	2,160	26,286

Other off-balance-sheet instruments:
Commitments to extend credit	21,020	6,118	675	27,813
Commercial letters of credit	457	1	—	458
Others	12	12	3	27

Total other off-balance-sheet instruments	21,489	6,131	678	28,298

Total	¥37,373	¥14,373	¥2,838	¥54,584

See Note 25 to our consolidated financial statements for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2005, approximately 69% of these commitments will expire within one year, 26% from one year to five years and 5% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” In addition, in accordance with SFAS No. 5, “Accounting for Contingencies,” we evaluate off-balance-sheet arrangement in the manner described in note 1 to our consolidated financial statements.

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

	At March 31,
	2001	2002		2003				2004				2005
	Old classification (Restated)	Old classification (Restated)		Old classification (Restated)		New classification (Restated)		Old classification (Restated)		New classification (Restated)		Old classification (Restated)		New classification (Restated)
	(in millions)
Domestic:
Manufacturing	¥6,451,672	¥6,394,459		¥6,119,502		¥6,034,347		¥6,073,182		¥6,000,095		¥6,541,504		¥6,475,361
Construction	1,726,278	1,535,191		1,277,407		1,277,407		1,010,439		1,010,439		974,060		974,060
Real estate	5,272,787	4,923,688		4,297,718		4,298,146		4,584,882		4,585,299		5,266,097		5,266,553
Services	4,763,938	4,549,692		5,062,035		4,953,830		4,630,528		4,344,833		3,887,649		3,621,673
Wholesale and retail	6,592,660	5,983,958		5,634,752		5,458,337		5,149,173		4,998,952		5,374,042		5,228,318
Banks and other financial institutions(1)	3,964,033	4,168,582		3,502,621		3,502,621		3,745,586		3,745,586		3,691,908		3,691,908
Communication and information services	—	—		—		1,516,020		—		874,564		—		784,301
Other industries	2,797,419	3,850,153		5,004,906		3,858,233		6,535,434		6,169,456		7,090,189		6,783,275
Consumer	7,040,235	7,151,695		7,520,907		7,520,907		8,039,797		8,039,797	(3)	8,162,062		8,162,062	(3)

Total domestic	38,609,022	38,557,418		38,419,848		38,419,848		39,769,021		39,769,021		40,987,511		40,987,511

Foreign:
Governments and official institutions	315,321	326,086		235,093		235,093		183,117		183,117		212,750		212,750
Banks and other financial institutions(1)	783,501	680,449		928,059		928,059		1,043,904		1,043,904		917,409		917,409
Commercial and industrial	8,820,141	9,708,102		8,413,452		8,413,452		7,239,896		7,239,896		8,687,162		8,687,162
Other	1,173,223	1,000,044		510,179		510,179		318,543		318,543		285,474		285,474

Total foreign	11,092,186	11,714,681		10,086,783		10,086,783		8,785,460		8,785,460		10,102,795		10,102,795

Total	49,701,208	50,272,099		48,506,631		48,506,631		48,554,481		48,554,481		51,090,306		51,090,306
Less unearned income and deferred loan fees—net	30,305	42,374		41,062		41,062		28,625		28,625		18,768		18,768

Total	¥49,670,903	¥50,229,725	(2)	¥48,465,569	(2)	¥48,465,569	(2)	¥48,525,856	(2)	¥48,525,856	(2)	¥51,071,538	(2)	¥51,071,538	(2)

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.

(2)	The above table includes loans held for sale of ¥3,178 million, ¥3,965 million, ¥12,893 million and ¥36,424 million at March 31, 2002, 2003, 2004 and 2005, respectively.
(3)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below in accordance with our new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥28,229	¥19,283	¥738,377	¥230,730	¥52,253	¥1,200	¥4,121	¥10,620	¥1,084,813
March 31, 2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥ 7,782	¥ 827,961

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, management determined that the details of loans by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2005 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported as follows.

As previously reported

	At March 31,
	2001	2002	2003		2004		2005
	Old classification	Old classification	Old classification	New classification	Old classification	New classification	Old classification	New classification
	(In millions)
Domestic:
Banks and other financial institutions	¥4,069,828	¥4,271,182	¥3,598,028	¥3,598,028	¥3,834,178	¥3,834,178	¥3,774,847	¥3,774,847
Other industries	2,797,419	3,850,153	5,004,704	3,858,031	6,535,434	6,169,456	7,007,250	6,700,336
Consumer	6,934,440	7,049,095	7,425,702	7,425,702	7,951,205	7,951,205	8,162,062	8,162,062
Foreign:
Banks and other financial institutions	783,501	680,449	928,059	928,059	1,043,904	1,043,904	1,212,082	1,212,082
Commercial and industrial	8,820,141	9,708,102	8,413,452	8,413,452	7,239,896	7,239,896	8,392,489	8,392,489

As restated

	At March 31,
	2001	2002	2003		2004		2005
	Old classification	Old classification	Old classification	New classification	Old classification	New classification	Old classification	New classification
	(in millions)
Domestic:
Banks and other financial institutions	¥3,964,033	¥4,168,582	¥3,502,621	¥3,502,621	¥3,745,586	¥3,745,586	¥3,691,908	¥3,691,908
Other industries	2,797,419	3,850,153	5,004,906	3,858,233	6,535,434	6,169,456	7,090,189	6,783,275
Consumer	7,040,235	7,151,695	7,520,907	7,520,907	8,039,797	8,039,797	8,162,062	8,162,062
Foreign:
Banks and other financial institutions	783,501	680,449	928,059	928,059	1,043,904	1,043,904	917,409	917,409
Commercial and industrial	8,820,141	9,708,102	8,413,452	8,413,452	7,239,896	7,239,896	8,687,162	8,687,162

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2005:

Old Classification

	Maturity
	One year or less (Restated)	One to five years (Restated)	Over five years (Restated)	Total (Restated)
	(in millions)
Domestic:
Manufacturing	¥4,531,686	¥1,788,620	¥221,198	¥6,541,504
Construction	668,517	238,658	66,885	974,060
Real estate	1,534,037	1,842,907	1,889,153	5,266,097
Services	1,991,713	1,390,175	505,761	3,887,649
Wholesale and retail	3,667,413	1,534,970	171,659	5,374,042
Banks and other financial institutions	2,108,005	1,054,914	528,989	3,691,908
Other industries	5,399,979	1,194,064	496,146	7,090,189
Consumer:
Installment loans to individuals	424,412	1,708,951	5,428,389	7,561,752
Other	486,790	46,425	67,095	600,310

Total domestic	20,812,552	10,799,684	9,375,275	40,987,511
Foreign	4,848,731	3,089,940	2,164,124	10,102,795

Total	¥25,661,283	¥13,889,624	¥11,539,399	¥51,090,306

New Classification

	Maturity
	One year or less (Restated)	One to five years (Restated)	Over five years (Restated)	Total (Restated)
	(in millions)
Domestic:
Manufacturing	¥4,491,037	¥1,773,670	¥210,654	¥6,475,361
Construction	668,517	238,658	66,885	974,060
Real estate	1,534,469	1,842,931	1,889,153	5,266,553
Services	1,802,804	1,323,128	495,741	3,621,673
Wholesale and retail	3,592,598	1,479,661	156,059	5,228,318
Banks and other financial institutions	2,108,005	1,054,914	528,989	3,691,908
Communication and information services	509,571	230,148	44,582	784,301
Other industries	5,194,349	1,101,198	487,728	6,783,275
Consumer:
Installment loans to individuals	424,412	1,708,951	5,428,389	7,561,752
Other	486,790	46,425	67,095	600,310

Total domestic	20,812,552	10,799,684	9,375,275	40,987,511
Foreign	4,848,731	3,089,940	2,164,124	10,102,795

Total	¥25,661,283	¥13,889,624	¥11,539,399	¥51,090,306

Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, management determined that the details of the maturities of our loan portfolio for the fiscal year ended March 31, 2005 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported as follows.

Old Classification

	Maturity
	One year or less		One to five years		Over five years
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Domestic:
Banks and other financial institutions	¥2,190,944	¥2,108,005	¥1,054,914	¥1,054,914	¥528,989	¥528,989
Other industries	5,317,040	5,399,979	1,194,064	1,194,064	496,146	496,146
Consumer:
Installment loans to individuals	419,759	424,412	1,691,094	1,708,951	5,450,899	5,428,389

New Classification
	Maturity
	One year or less		One to five years		Over five years
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Domestic:
Banks and other financial institutions	¥2,190,944	¥2,108,005	¥1,054,914	¥1,054,914	¥ 528,989	¥ 528,989
Other industries	5,111,410	5,194,349	1,101,198	1,101,198	487,728	487,728
Consumer:
Installment loans to individuals	419,759	424,412	1,691,094	1,708,951	5,450,899	5,428,389

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2005 are shown below.

	Domestic (Restated)	Foreign	Total (Restated)
	(in millions)
Predetermined rate	¥8,634,980	¥1,848,793	10,483,773
Floating or adjustable rate	11,539,979	3,405,271	14,945,250

Total	¥20,174,959	¥5,254,064	¥25,429,023

Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, management determined that the details of the loans due after one year which had predetermined interest rates for the fiscal year ended March 31, 2005 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported as follows.

	Domestic
	As previously reported	As restated
Predetermined rate	¥8,639,633	¥8,634,980

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

IV.    Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers’ business for each of the five fiscal years ended March 31, 2005:

	Fiscal years ended March 31,
	2001	2002	2003		2004		2005
	Old classification	Old classification	Old classification	New classification	Old classification	New classification	Old classification	New classification
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,486,212	¥1,716,984	¥1,735,180	¥1,735,180	¥1,360,136	¥1,360,136	¥888,127	¥888,127

Provision (credit) for credit losses	783,855	598,412	437,972	437,972	(114,109)	(114,109)	109,502	109,502

Charge-offs:
Domestic:
Manufacturing	31,386	55,916	75,430	75,278	18,726	18,644	81,422	81,370
Construction	82,078	35,365	60,837	60,837	35,612	35,612	10,634	10,634
Real estate	154,887	150,684	332,264	332,414	119,005	119,005	43,983	43,983
Services	72,673	51,803	82,478	87,573	17,019	17,647	11,776	11,711
Wholesale and retail	152,723	96,745	117,138	109,257	47,010	44,282	27,886	26,822
Banks and other financial institutions	22,453	64,615	20,817	20,817	1,516	1,516	8,920	8,920
Communication and information services	—	—	—	5,002	—	2,256	—	1,312
Other industries	6,069	11,500	25,304	23,090	6,114	6,040	6,535	6,404
Consumer	34,291	46,550	39,594	39,594	49,162	49,162 (2)	26,343	26,343 (2)

Total domestic	556,560	513,178	753,862	753,862	294,164	294,164	217,499	217,499
Total foreign	87,879	156,203	139,776	139,776	83,930	83,930	80,762	80,762

Total	644,439	669,381	893,638	893,638	378,094	378,094	298,261	298,261

Recoveries:
Domestic	26,666	42,112	57,790	57,790	17,299	17,299	22,063	22,063
Foreign	19,411	23,865	21,037	21,037	23,671	23,671	15,271	15,271

Total	46,077	65,977	78,827	78,827	40,970	40,970	37,334	37,334

Net charge-offs	598,362	603,404	814,811	814,811	337,124	337,124	260,927	260,927

Others(1)	45,279	23,188	1,795	1,795	(20,776)	(20,776)	4,004	4,004

Allowance for credit losses at end of fiscal year	¥1,716,984	¥1,735,180	¥1,360,136	¥1,360,136	¥888,127	¥888,127	¥740,706	¥740,706

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥190,571	¥243,716	¥244,650	¥244,650	¥263,929	¥263,929	¥245,842	¥245,842

Balance at end of fiscal year	¥243,716	¥244,650	¥263,929	¥263,929	¥245,842	¥245,842	¥92,535	¥92,535

Provision (credit) for credit losses	¥105,664	¥127,348	¥151,783	¥151,783	¥55,796	¥55,796	¥(90,739)	¥(90,739)

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	1.21%	1.23%	1.64%	1.64%	0.69%	0.69%	0.51%	0.51%

Notes:

(1)	Others primarily include foreign exchange translation and discontinued operations adjustments.

(2)	Charge-offs of domestic loans within the “consumer” category in the above table include charge-offs of loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of charge-offs of such consumer loans by the type of proprietor business. This breakdown for the fiscal years ended March 31, 2004 and 2005 is presented below in accordance with our new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥39	¥—	¥9,481	¥2,270	¥486	¥—	¥—	¥108	¥12,384
March 31, 2005	¥—	¥—	¥450	¥137	¥—	¥—	¥—	¥64	¥651

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal years.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2005:

	At March 31,
	2001		2002		2003				2004				2005
	Old classification		Old classification		Old classification		New classification		Old classification		New classification		Old classification		New classification
	Amount	% of loans in each category to total loans (Restated)	Amount	% of loans in each category to total loans (Restated)	Amount	% of loans in each category to total loans (Restated)	Amount	% of loans in each category to total loans (Restated)	Amount	% of loans in each category to total loans (Restated)	Amount	% of loans in each category to total loans (Restated)	Amount	% of loans in each category to total loans (Restated)	Amount	% of loans in each category to total loans (Restated)
	(in millions, except percentages)
Domestic:
Manufacturing	¥159,387	12.98%	¥162,828	12.72%	¥143,262	12.62%	¥141,549	12.44%	¥124,735	12.51%	¥124,262	12.36%	¥90,685	12.80%	¥90,319	12.67%
Construction	133,752	3.47	168,595	3.05	139,662	2.63	139,662	2.63	31,908	2.08	31,908	2.08	44,604	1.91	44,604	1.91
Real estate	505,479	10.61	541,093	9.79	231,686	8.86	231,686	8.86	111,628	9.44	111,629	9.44	89,878	10.31	89,882	10.31
Services	172,568	9.59	175,281	9.05	124,182	10.44	129,678	10.21	77,589	9.54	82,236	8.95	148,812	7.61	143,957	7.09
Wholesale and retail	203,814	13.26	216,510	11.90	209,594	11.62	198,053	11.25	112,178	10.60	103,577	10.30	100,398	10.52	93,619	10.23
Banks and other financial institutions	86,470	7.98	59,971	8.29	51,204	7.22	51,204	7.22	33,944	7.71	33,944	7.71	22,225	7.23	22,225	7.23
Communication and information services	—	—	—	—	—	—	19,385	3.13	—	—	6,395	1.80	—	—	13,586	1.54
Other industries	47,607	5.63	48,466	7.67	74,060	10.32	62,433	7.97	46,543	13.45	44,574	12.69	62,468	13.87	60,878	13.27
Consumer	106,031	14.16	95,156	14.23	99,247	15.51	99,247	15.51	85,232	16.57	85,232 *	16.57	80,484	15.98	80,484 *	15.98
Foreign:
Governments and official institutions	18,571	0.63	33,304	0.65	2,298	0.48	2,298	0.48	1,428	0.38	1,428	0.38	193	0.42	193	0.42
Banks and other financial institutions	11,322	1.58	6,847	1.35	6,366	1.91	6,366	1.91	60,064	2.15	60,064	2.15	10,840	1.80	10,840	1.80
Commercial and industrial	192,484	17.75	189,332	19.31	216,058	17.34	216,058	17.34	148,894	14.91	148,894	14.91	70,935	17.00	70,935	17.00
Other	21,339	2.36	15,167	1.99	39,207	1.05	39,207	1.05	35,456	0.66	35,456	0.66	10,567	0.55	10,567	0.55
Unallocated	58,160	—	22,630	—	23,310	—	23,310	—	18,528	—	18,528	—	8,617	—	8,617	—

Total	¥1,716,984	100.00%	¥1,735,180	100.00%	¥1,360,136	100.00%	¥1,360,136	100.00%	¥888,127	100.00%	¥888,127	100.00%	¥740,706	100.00%	¥740,706	100.00%

Allowance as a percentage of loans	3.46%		3.45%		2.81%		2.81%		1.83%		1.83%		1.45%		1.45%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	40.18%		41.66%		49.41%		49.41%		51.30%		51.30%		57.57%		57.57%

*	The credit loss allowance for domestic loans within the “consumer” category in the above table include the credit loss allowance for loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and became able to present a precise breakdown of the balance of the credit loss allowance for such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below in accordance with our new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥292	¥196	¥7,671	¥2,371	¥554	¥13	¥42	¥104	¥11,243
March 31, 2005	¥211	¥146	¥4,962	¥1,769	¥363	¥12	¥35	¥70	¥7,568

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, management determined that % of loans in each category to total loans at March 31 of each of the five fiscal years ended March 31, 2005 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported as follows :

As Previously reported

	2001	2002	2003		2004		2005
	Old classification	Old classification	Old classification	New classification	Old classification	New Classification	Old classification	New Classification
	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Banks and other financial institutions	8.19%	8.50%	7.42%	7.42%	7.90%	7.90%	7.39%	7.39%
Other industries	5.63	7.67	10.32	7.97	13.45	12.69	13.71	13.11
Consumer	13.95	14.02	15.31	15.31	16.38	16.38	15.98	15.98
Foreign:
Banks and other financial institutions	1.58	1.35	1.91	1.91	2.15	2.15	2.37	2.37
Commercial and industrial	17.75	19.31	17.34	17.34	14.91	14.91	16.43	16.43

As restated

	2001	2002	2003		2004		2005
	Old classification	Old classification	Old classification	New classification	Old classification	New Classification	Old classification	New Classification
	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Banks and other financial institutions	7.98%	8.29%	7.22%	7.22%	7.71%	7.71%	7.23%	7.23%
Other industries	5.63	7.67	10.32	7.97	13.45	12.69	13.87	13.27
Consumer	14.16	14.23	15.51	15.51	16.57	16.57	15.98	15.98
Foreign:
Banks and other financial institutions	1.58	1.35	1.91	1.91	2.15	2.15	1.80	1.80
Commercial and industrial	17.75	19.31	17.34	17.34	14.91	14.91	17.00	17.00

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

VI.    Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2003, 2004 and 2005:

	Fiscal years ended March 31,
	2003	2004	2005 (Restated)
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥8,486,963	¥10,928,476	¥10,708,831
Maximum balance outstanding at any month-end during the fiscal year	17,520,365	12,891,989	11,923,247
Balance at end of fiscal year	9,319,870	9,397,338	7,057,526
Weighted average interest rate during the fiscal year	1.26%	0.77%	0.76%
Weighted average interest rate on balance at end of fiscal year	1.18%	0.65%	1.11%
Due to trust account:
Average balance outstanding during the fiscal year	¥1,691,359	¥1,326,313	¥1,349,118
Maximum balance outstanding at any month-end during the fiscal year	2,188,326	1,403,734	1,411,055
Balance at end of fiscal year	1,401,618	1,380,269	1,231,050
Weighted average interest rate during the fiscal year	0.51%	0.37%	0.29%
Weighted average interest rate on balance at end of fiscal year	0.51%	0.30%	0.28%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥2,763,028	¥3,727,461	¥9,413,280
Maximum balance outstanding at any month-end during the fiscal year	2,870,339	5,663,067	12,380,021
Balance at end of fiscal year	2,854,028	5,663,067	10,724,775
Weighted average interest rate during the fiscal year	1.02%	0.40%	0.24%
Weighted average interest rate on balance at end of fiscal year	0.48%	0.12%	0.24%

Subsequent to the filing of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, management determined that the average and maximum balance of due to trust account in selected statistical data for the fiscal year ended March 31, 2005 were erroneously disclosed. As a result, such amounts have been restated from the amounts previously reported as follows:

	Due to trust account
	As previously reported	As restated
	(in millions)
Average balance outstanding during the fiscal year	¥1,349,383	¥1,349,118
Maximum balance outstanding at any month-end during the fiscal year	1,411,320	1,411,055
Balance at end of fiscal year	1,231,315	1,231,050

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mitsubishi UFJ Financial Group, Inc.

(Formerly, Mitsubishi Tokyo Financial Group, Inc.)

(Kabushiki Kaisha Mitsubishi UFJ Financial Group

(Formerly, Kabushiki Kaisha Mitsubishi Tokyo Financial Group)):

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) (formerly, Mitsubishi Tokyo Financial Group, Inc. (Kabushiki Kaisha Mitsubishi Tokyo Financial Group)) and subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, changes in equity from nonowner sources, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2005 (all expressed in Japanese Yen). These financial statements are the responsibility of MUFG’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. MUFG is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the MUFG’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MUFG and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 5, 6, 10, 11, 12 and 25 to the consolidated financial statements, the accompanying consolidated balance sheet at March 31, 2005 and certain footnotes to the consolidated financial statements have been restated.

As discussed in Note 1 to the consolidated financial statements, MUFG changed its method of accounting for goodwill and other intangible assets in the fiscal year ended March 31, 2003, and its method of accounting for variable interest entities in the fiscal year ended March 31, 2005.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

August 23, 2005 (February 20, 2006 as to the effects of the restatement discussed in Notes 6, 11, and 25 and reclassifications described in Notes 4, 29 and 31)

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2004 AND 2005

	2004	2005
	(in millions)
ASSETS
Cash and due from banks (Note 11)	¥3,111,967	¥4,220,437
Interest-earning deposits in other banks (Note 11)	3,509,044	4,542,615
Call loans and funds sold (Note 14)	877,277	1,147,786
Receivables under resale agreements	2,237,666	976,281
Receivables under securities borrowing transactions	4,751,909	5,230,242
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥2,252,489 million in 2004 and ¥2,289,234 million in 2005 (restated)) (Notes 4 and 11)	8,378,752	7,706,016
Investment securities (Notes 5 and 11):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥2,352,234 million in 2004 and ¥2,330,160 million in 2005 (restated))	27,630,316	26,558,538
Securities being held to maturity—carried at amortized cost (estimated fair value of ¥1,257,901 million in 2004 and ¥2,213,585 million in 2005)	1,250,759	2,191,316
Preferred stock investment in UFJ Bank Limited	—	700,000
Other investment securities	200,557	341,744

Total investment securities	29,081,632	29,791,598

Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥713,068 million in 2004 and ¥947,648 million in 2005) (Notes 6 and 11)	48,525,856	51,071,538
Allowance for credit losses (Notes 6 and 7)	(888,127)	(740,706)

Net loans	47,637,729	50,330,832

Premises and equipment—net (Note 8)	580,073	569,212
Accrued interest	149,066	144,994
Customers’ acceptance liability	30,149	43,313
Intangible assets (Note 9)	234,139	253,840
Goodwill (Note 9)	56,690	85,834
Deferred tax assets (Note 10)	1,007,276	773,827
Other assets (Notes 6 and 18)	2,055,730	2,605,273

Total	¥103,699,099	¥108,422,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Notes 11 and 12):
Domestic offices:
Non-interest-bearing	¥5,082,701	¥7,025,570
Interest-bearing	52,452,342	51,007,526
Overseas offices:
Non-interest-bearing	2,413,053	2,826,567
Interest-bearing	10,076,156	10,435,200

Total deposits	70,024,252	71,294,863
Debentures (Note 13)	265,957	—
Call money and funds purchased (Notes 11 and 14)	2,871,851	1,521,057
Payables under repurchase agreements (Note 11)	5,068,369	3,612,094
Payables under securities lending transactions (Note 11)	1,457,118	1,924,375
Due to trust account (Note 15)	1,380,269	1,231,050
Other short-term borrowings (Notes 11 and 16)	5,663,067	10,724,775
Trading account liabilities (Note 4)	2,482,146	1,959,027
Obligations to return securities received as collateral (Note 4)	2,358,420	3,025,817
Bank acceptances outstanding	30,149	43,313
Accrued interest	103,411	109,999
Long-term debt (Notes 11 and 16)	5,659,877	5,981,747
Other liabilities (Notes 10, 17 and 18)	2,489,242	2,620,886

Total liabilities	99,854,128	104,049,003

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

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	2003	2004	2005
	(in millions)
Preferred stock (Class 1) (Note 19):
Balance at beginning of fiscal year	¥122,100	¥122,100	¥122,100

Balance at end of fiscal year	¥122,100	¥122,100	¥122,100

Preferred stock (Class 2) (Note 19):
Balance at beginning of fiscal year	¥100,000	¥100,000	¥15,000
Conversion of Class 2 preferred stock to common stock	—	(85,000)	(15,000)

Balance at end of fiscal year	¥100,000	¥15,000	¥—

Preferred stock (Class 3) (Note 19):
Balance at beginning of fiscal year	¥—	¥—	¥—
Issuance of new shares of Class 3 preferred stock	—	—	125,000

Balance at end of fiscal year	¥—	¥—	¥125,000

Common stock (Note 20):
Balance at beginning of fiscal year	¥873,156	¥984,708	¥1,069,708
Issuance of new shares of common stock	111,552	—	—
Issuance of new shares of common stock by conversion of Class 2 preferred stock	—	85,000	15,000

Balance at end of fiscal year	¥984,708	¥1,069,708	¥1,084,708

Capital surplus (Note 20):
Balance at beginning of fiscal year	¥850,835	¥1,058,611	¥1,057,900
Issuance of new shares of common stock	110,620	—	—
Recognition of tax benefit arising from treasury stock held by subsidiaries	54,008	—	—
Issuance of new shares of Class 3 preferred stock	—	—	123,951
Issuance of new shares of common stock in exchange for the shares of Diamond Computer Service Co., Ltd. (Note 2)	—	—	20,974
Redemption of Class 1 preferred stock (Note 19)	—	—	(122,100)
Gains (losses) on sales of shares of treasury stock, net of taxes	43,148	(711)	(262)

Balance at end of fiscal year	¥1,058,611	¥1,057,900	¥1,080,463

Retained earnings appropriated for legal reserve (Note 21):
Balance at beginning of fiscal year	¥236,537	¥237,474	¥239,571
Transfer from unappropriated retained earnings	937	2,097	—

Balance at end of fiscal year	¥237,474	¥239,571	¥239,571

Unappropriated retained earnings (Note 21):
Balance at beginning of fiscal year	¥13,808	¥170,408	¥958,416
Net income	203,445	823,002	415,155

Total	217,253	993,410	1,373,571

Deduction:
Cash dividends:
Common share—¥6,000.00 in 2003, ¥4,000.00 in 2004 and ¥6,000.00 in 2005 per share	(33,404)	(24,916)	(38,840)
Preferred share (Class 1)—¥123,750.00 in 2003, ¥82,500.00 in 2004 and ¥82,500.00 in 2005 per share	(10,074)	(6,716)	(6,716)
Preferred share (Class 2)—¥24,300.00 in 2003, ¥16,200.00 in 2004 and ¥8,100.00 in 2005 per share	(2,430)	(1,265)	(121)
Transfer to retained earnings appropriated for legal reserve	(937)	(2,097)	—

Total	(46,845)	(34,994)	(45,677)

Balance at end of fiscal year (Note 34)	¥170,408	¥958,416	¥1,327,894

Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 5):
Balance at beginning of fiscal year	¥820,974	¥323,265	¥725,862
Net change during the fiscal year	(497,709)	402,597	4,257

Balance at end of fiscal year	¥323,265	¥725,862	¥730,119

Net unrealized gains on derivatives qualifying for cash flow hedges (Note 24):
Balance at beginning of fiscal year	¥3,696	¥4,523	¥1,371
Net change during the fiscal year	827	(3,152)	(321)

Balance at end of fiscal year	¥4,523	¥1,371	¥1,050

Minimum pension liability adjustments (Note 17):
Balance at beginning of fiscal year	¥(182,295)	¥(263,143)	¥(142,028)
Net change during the fiscal year	(80,848)	121,115	11,549

Balance at end of fiscal year	¥(263,143)	¥(142,028)	¥(130,479)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(125,450)	¥(176,043)	¥(200,486)
Net change during the fiscal year	(50,593)	(24,443)	(3,622)

Balance at end of fiscal year	¥(176,043)	¥(200,486)	¥(204,108)

Balance at end of fiscal year	¥(111,398)	¥384,719	¥396,582

Treasury stock:
Balance at beginning of fiscal year	¥(91,053)	¥(3,275)	¥(2,443)
Purchases of shares of treasury stock	(965)	(467)	(921)
Sales of shares of treasury stock	89,976	1,081	836
Net decrease (increase) resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	(1,233)	218	(693)

Balance at end of fiscal year	¥(3,275)	¥(2,443)	¥(3,221)

Total shareholders’ equity	¥2,558,628	¥3,844,971	¥4,373,097

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

	2004	2005
	(in millions)
Trading account assets:
Trading securities:
Japanese government, prefectural and municipal bonds	¥1,605,551	¥2,734,404
Commercial paper	3,142,364	1,704,046
Foreign governments bonds and other securities	1,182,408	1,319,239

Total	5,930,323	5,757,689

Trading derivative assets:
Interest rate contracts:
Forwards and futures	13,763	3,352
Swaps and swap-related products	3,197,178	2,572,512
Options purchased	94,561	97,553

Total	3,305,502	2,673,417

Foreign exchange contracts:
Forwards and futures	592,904	590,517
Swaps	309,959	260,309
Options purchased	88,037	105,375

Total	990,900	956,201

Other contracts, mainly equity and credit-related contracts	26,858	56,532
Bilateral netting of derivatives under master netting agreements	(1,874,831)	(1,737,823)

Total	¥8,378,752	¥7,706,016

Trading account liabilities:
Trading securities sold, not yet purchased	¥191,463	¥41,765
Trading derivative liabilities:
Interest rate contracts:
Forwards and futures	11,904	4,904
Swaps and swap-related products	3,045,986	2,486,692
Options written	100,551	97,940

Total	3,158,441	2,589,536

Foreign exchange contracts:
Forwards and futures	534,521	592,133
Swaps	327,710	308,376
Options written	87,570	89,746

Total	949,801	990,255

Other contracts, mainly equity and credit-related contracts	57,272	75,294
Bilateral netting of derivatives under master netting agreements	(1,874,831)	(1,737,823)

Total	¥2,482,146	¥1,959,027

See Note 31 for the methodologies and assumptions used to estimate fair values.

Subsequent to the issuance of the MTFG Group’s consolidated financial statements for the fiscal year ended March 31, 2005, management determined that it would be more appropriate to present certain transactions to cover short sales, which were previously presented as Trading account liabilities—Trading securities sold, not yet purchased, as Obligation to return securities received as collateral to accomplish a consistent presentation of similar transactions within the MTFG Group. As a result, the corresponding amounts of such transactions at March 31, 2004 and 2005 have been reclassified accordingly.

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

6.    LOANS

Loans at March 31, 2004 and 2005 by domicile and type of industry of borrower are summarized below:

Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan.

	2004 (Restated)		2005 (Restated)
	(in millions)
Domestic:
Manufacturing	¥6,000,095		¥6,475,361
Construction	1,010,439		974,060
Real estate	4,585,299		5,266,553
Services	4,344,833		3,621,673
Wholesale and retail	4,998,952		5,228,318
Banks and other financial institutions	3,745,586		3,691,908
Communication and information services	874,564		784,301
Other industries	6,169,456		6,783,275
Consumer	8,039,797	(2)	8,162,062	(2)

Total domestic	39,769,021		40,987,511

Foreign:
Governments and official institutions	183,117		212,750
Banks and other financial institutions	1,043,904		917,409
Commercial and industrial	7,239,896		8,687,162
Other	318,543		285,474

Total foreign	8,785,460		10,102,795

Less unearned income and deferred loan fees—net	28,625		18,768

Total	¥48,525,856	(1)	¥51,071,538	(1)

Notes:

(1)	The above table includes loans held for sale of ¥12,893 million and ¥36,424 million at March 31, 2004 and 2005, respectively.
(2)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, the MTFG Group’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004 and 2005 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥28,229	¥19,283	¥738,377	¥230,730	¥52,253	¥1,200	¥4,121	¥10,620	¥1,084,813
March 31, 2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥7,782	¥827,961

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent to the issuance of the MTFG Group’s consolidated financial statements for the fiscal year ended March 31, 2005, management determined that the details of loans by domicile and type of industry of borrower for the fiscal year ended March 31, 2004 and 2005 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2004		2005
	As previously reported	As restated	As previously reported	As restated
	(in millions)
Domestic:
Banks and other financial institutions	¥3,834,178	¥3,745,586	¥3,774,847	¥3,691,908
Other industries	6,169,456	6,169,456	6,700,336	6,783,275
Consumer	7,951,205	8,039,797	8,162,062	8,162,062
Foreign:
Banks and other financial institutions	1,043,904	1,043,904	1,212,082	917,409
Commercial and industrial	7,239,896	7,239,896	8,392,489	8,687,162

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

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

11.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2005, assets mortgaged, pledged, or otherwise subject to lien were as follows:

(in millions) (Restated)
Due from banks	¥4
Trading account securities	2,244,194
Investment securities	6,054,432
Loans	5,060,230
Other	20,689

Total	¥13,379,549

The above pledged assets are classified by type of liabilities to which they relate as follows:

(in millions) (Restated)
Deposits	¥265,234
Call money and funds purchased	800,232
Payables under repurchase agreements and securities lending transactions	4,365,189
Other short-term borrowings and long-term debt	7,942,622
Other	6,272

Total	¥13,379,549

Subsequent to the issuance of the MTFG Group’s consolidated financial statements for the fiscal year ended March 31, 2005, management determined that the amounts of assets mortgaged, pledged, or otherwise subject to lien and type of liabilities to which they relate for the fiscal year ended March 31, 2005 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

Assets mortgaged, pledged, or otherwise subject to lien:

	2005
	As previously reported	As restated
	(in millions)
Trading account securities	¥2,601,493	¥2,244,194
Investment securities	5,921,242	6,054,432
Loans	5,193,420	5,060,230

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Type of liabilities to which the above pledged assets relate:

	2005
	As previously reported	As restated
	(in millions)
Payables under repurchase agreements and securities lending transactions	¥4,722,488	¥4,365,189

In addition, the trading account assets and investment securities pledged that secured parties are permitted to sell or repledge for the fiscal years ended March 31, 2005 were erroneously disclosed. Such amounts have been restated from the amounts previously reported as follows in the parenthetic note to the Trading account assets and Securities available for sale in the consolidated balance sheet:

	2005
	As previously reported	As restated
	(in millions)
Trading account assets pledged that secured parties are permitted to sell or repledge	¥2,646,533	¥2,289,234
Securities available for sale pledged that secured parties are permitted to sell or repledge	2,316,604	2,330,160

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

Secured parties, including creditors and counterparties to certain transactions with the MTFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge a collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MTFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MTFG Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2005, the MTFG Group pledged ¥15,038 billion of assets that may not be sold or repledged by the secured parties.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent to the issuance of the MTFG Group’s consolidated financial statements for the fiscal year ended March 31, 2005, management determined that the amount of pledged assets that may not be sold or repledged by the secured parties for the fiscal year ended March 31, 2005 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2005
	As previously reported	As restated
	(in billions)
Pledged assets that may not be sold or repledged by the secured parties	¥15,048	¥15,038

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MTFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2005, the fair value of the collateral accepted by the MTFG Group that is permitted to be sold or repledged was approximately ¥11,777 billion, of which approximately ¥5,560 billion was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the MTFG Group does not dispose of before counterparties’ default in accordance with the customary practice within the Japanese banking industry.

Subsequent to the issuance of the MTFG Group’s consolidated financial statements for the fiscal year ended March 31, 2005, management determined that the fair value of the collateral accepted by the MTFG Group which was sold or repledged for the fiscal year ended March 31, 2005 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2005
	As previously reported	As restated
	(in billions)
The fair value of the collateral accepted by the MTFG Group which was sold or repledged	¥5,425	¥5,560

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

	Maximum potential/ Contractual or Notional amount (Restated)	Amount by expiration period
At March 31, 2004		Less than 1 year	1-2 years (Restated)	2-3 years (Restated)	3-5 years (Restated)	Over 5 years (Restated)
	(in billions)
Standby letters of credit and financial guarantees	¥2,747	¥1,371	¥123	¥80	¥135	¥1,038
Performance guarantees	1,213	677	191	125	135	85
Liquidity facilities	603	603	—	—	—	—
Derivative instruments	21,205	16,456	1,447	1,140	1,582	580
Guarantees for the repayment of trust principal	2,080	349	1,107	282	333	9
Liabilities of trust accounts	3,886	3,600	10	5	11	260
Other	309	309	—	—	—	—

Total	¥32,043	¥23,365	¥2,878	¥1,632	¥2,196	¥1,972

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2005	Maximum potential/ Contractual or Notional amount (Restated)	Amount by expiration period
		Less than 1 year (Restated)	1-2 years (Restated)	2-3 years (Restated)	3-5 years (Restated)	Over 5 years (Restated)
	(in billions)
Standby letters of credit and financial guarantees	¥2,641	¥1,284	¥126	¥102	¥248	¥881
Performance guarantees	1,374	780	214	116	186	78
Derivative instruments	16,728	10,165	2,260	1,838	1,551	914
Guarantees for the repayment of trust principal	1,790	228	1,022	286	246	8
Liabilities of trust accounts	3,241	2,915	15	13	19	279
Other	512	512	—	—	—	—

Total	¥26,286	¥15,884	¥3,637	¥2,355	¥2,250	¥2,160

Subsequent to the issuance of the MTFG Group’s consolidated financial statements for the fiscal year ended March 31, 2005, management determined that the contractual amounts of obligations under guarantees for the fiscal year ended March 31, 2004 and March 31, 2005 were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	Maximum potential/ Contractual or Notional amount		Amount by expiration period
			Less than 1 year		1-2 years		2-3 years		3-5 years		Over 5 years
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in billions)
At March 31, 2004
Standby letters of credit and financial guarantees	¥2,747	¥2,747	¥1,074	¥1,371	¥201	¥123	¥164	¥80	¥260	¥135	¥1,048	¥1,038
Performance guarantees	1,213	1,213	662	677	199	191	128	125	139	135	85	85
At March 31, 2005
Standby letters of credit and financial guarantees	¥3,913	¥2,641	¥965	¥1,284	¥661	¥126	¥262	¥102	¥690	¥248	¥1,335	¥881
Performance guarantees	1,374	1,374	271	780	564	214	194	116	214	186	131	78

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

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	2004 (Restated)	2005 (Restated)
	(in billions)
Commitments to extend credit	¥25,610	¥27,813
Commercial letters of credit	377	458
Resale and repurchase agreements	186	—
Commitments to make investments	58	27

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent to the issuance of the MTFG Group’s consolidated financial statements for the fiscal year ended March 31, 2005, management determined that the commitment amounts of resale and repurchase agreements for the fiscal year ended March 31, 2004 and March 31, 2005, were erroneously disclosed. These errors had no impact on the consolidated financial position or results of operations. As a result, such amounts have been restated from the amounts previously reported as follows:

	2004		2005
	As previously reported	As restated	As previously reported	As restated
	(in billions)
Resale and repurchase agreements	¥165	¥186	¥372	¥—

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

29.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MTFG Group’s business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the segments’ total operating profit with income from continuing operations before income tax expense and cumulative effect of a change in accounting principle under US GAAP.

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

Effective April 1, 2005, the MTFG Group has changed the classification of its business segments and included UNBC as a part of the Integrated Corporate Banking Business Group. The MTFG Group has also introduced a unified core deposit concept when measuring the performance of each business segment and made minor changes in its management accounting method. The unified core deposit concept takes into account that, based on historical data, a portion of the Japanese yen short-term deposits to the MTFG Group can be deemed as a long-term source of funding from an interest risk management perceptive, and therefore the interest rate spread gained from the long-term funds should be allocated to the relevant business segments. The presentation for the fiscal years ended March 31, 2003, 2004 and 2005 has been reclassified to conform to the new basis of segmentation and managerial accounting for the six months ended September 30, 2005.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTM, Mitsubishi Trust and Mitsubishi Securities as well as retail product development, promotion and marketing in a single management structure. Retail financial products and services are provided through MTFG Plaza, a new, one-stop, comprehensive financial services channel and other domestic branches.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. UNBC consists of BTM’s subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A. Through the integration of these business lines, diverse financial products and services are provided to its corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of its corporate customers. Regarding UNBC, as of September 30, 2005, BTM owned approximately 61% of UnionBanCal Corporation, a public company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of Mitsubishi Trust and the international strengths of BTM. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members.

Treasury—Treasury consists of the treasury business unit at BTM, which conducts asset liability management and liquidity management for BTM, and the global markets business group at Mitsubishi Trust. Treasury provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Other mainly consists of the corporate center of MTFG, BTM and Mitsubishi Trust. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The financial performance derived from the internal management reporting system is summarized below. Management does not use information on segments’ total assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, business segment information on total assets is not available. Management measures the performance of the MTFG Group’s business segments primarily by “operating profit” which is a defined term in the regulatory reporting requirements of the FSA.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group				Integrated Trust Assets Business Group	Treasury	Other	Total
		Domestic	Overseas	UNBC	Total
	(in billions)
Fiscal year ended March 31, 2003:
Net revenue:	¥355.3	¥582.1	¥173.3	¥269.7	¥1,025.1	¥37.8	¥436.2	¥(44.3)	¥1,810.1
BTM and Mitsubishi Trust:	261.1	509.6	117.4	—	627.0	27.2	430.6	(63.5)	1,282.4
Net interest income	206.9	311.2	70.8	—	382.0	—	279.4	(50.0)	818.3
Net fees	41.6	124.7	37.2	—	161.9	41.2	9.6	7.9	262.2
Other	12.6	73.7	9.4	—	83.1	(14.0)	141.6	(21.4)	201.9
Other than BTM and Mitsubishi Trust*	94.2	72.5	55.9	269.7	398.1	10.6	5.6	19.2	527.7
Operating expenses	306.6	255.2	119.2	155.6	530.0	47.9	43.2	77.2	1,004.9

Operating profit (loss)	¥48.7	¥326.9	¥54.1	¥114.1	¥495.1	¥(10.1)	¥393.0	¥(121.5)	¥805.2

Fiscal year ended March 31, 2004:
Net revenue:	¥411.6	¥656.1	¥147.2	¥253.5	¥1,056.8	¥56.7	¥342.0	¥(43.7)	¥1,823.4
BTM and Mitsubishi Trust:	288.9	522.8	109.4	—	632.2	43.0	337.0	(56.7)	1,244.4
Net interest income	210.2	306.5	60.3	—	366.8	1.0	228.5	10.7	817.2
Net fees	58.8	133.7	35.6	—	169.3	42.0	8.9	(0.9)	278.1
Other	19.9	82.6	13.5	—	96.1	—	99.6	(66.5)	149.1
Other than BTM and Mitsubishi Trust*	122.7	133.3	37.8	253.5	424.6	13.7	5.0	13.0	579.0
Operating expenses	312.8	266.2	107.6	150.9	524.7	47.9	42.9	84.2	1,012.5

Operating profit (loss)	¥98.8	¥389.9	¥39.6	¥102.6	¥532.1	¥8.8	¥299.1	¥(127.9)	¥810.9

Fiscal year ended March 31, 2005:
Net revenue:	¥454.8	¥684.2	¥146.2	¥274.9	¥1,105.3	¥59.9	¥285.0	¥(8.7)	¥1,896.3
BTM and Mitsubishi Trust:	317.4	562.0	113.3	—	675.3	43.8	280.8	(14.7)	1,302.6
Net interest income	209.7	302.2	56.7	—	358.9	0.4	231.8	(4.6)	796.2
Net fees	79.2	157.1	36.8	—	193.9	43.3	15.8	7.3	339.5
Other	28.5	102.7	19.8	—	122.5	0.1	33.2	(17.4)	166.9
Other than BTM and Mitsubishi Trust*	137.4	122.2	32.9	274.9	430.0	16.1	4.2	6.0	593.7
Operating expenses	323.7	267.6	102.2	158.8	528.6	46.6	38.9	91.3	1,029.1

Operating profit (loss)	¥131.1	¥416.6	¥44.0	¥116.1	¥576.7	¥13.3	¥246.1	¥(100.0)	¥867.2

*	Includes MTFG and subsidiaries other than BTM and Mitsubishi Trust

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

MITSUBISHI TOKYO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2004 and 2005:

	2004		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	¥14,488	¥14,488	¥16,118	¥16,118
Trading account assets, excluding derivatives	5,930	5,930	5,758	5,758
Investment securities	28,881	28,888	28,749	28,771
Loans, net of allowance for credit losses	47,638	47,880	50,331	50,521
Other financial assets	2,121	2,121	2,418	2,418
Derivative financial instruments:
Trading activities	2,448	2,448	1,949	1,949
Activities qualifying for hedges	5	5	2	2
Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	16,893	16,893	16,910	16,910
Interest-bearing deposits	62,528	62,512	61,443	61,424
Debentures	266	266	—	—
Trading account liabilities, excluding derivatives	191	191	40	40
Obligations to return securities received as collateral	2,358	2,358	3,026	3,026
Due to trust account	1,380	1,380	1,231	1,231
Other short-term borrowings	5,663	5,663	10,725	10,725
Long-term debt	5,660	5,791	5,982	6,109
Other financial liabilities	1,871	1,871	1,977	1,977
Derivative financial instruments:
Trading activities	2,291	2,291	1,918	1,918

As a result of the reclassification described in Note 4, certain transactions to cover short sales, which were previously presented as Trading account liabilities, excluding derivatives, have been reclassified into Obligation to return securities received as collateral.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ NOBUO KUROYANAGI
Name:	Nobuo Kuroyanagi
Title:	President and Chief Executive Officer

Date: February 28, 2006

EXHIBIT INDEX

Exhibit	Description
12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).