Form 20-F
period 2006-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2006-09-28
CIK 67088

As filed with the Securities and Exchange Commission on September 28, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

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

$2,300,000,000 Fixed/Floating Rate Non-Cumulative Preferred Securities of MUFG Capital Finance 1 Limited, and Mitsubishi UFJ Financial Group, Inc.’s Guarantee thereof

€750,000,000 Fixed/Floating Rate Non-Cumulative Preferred Securities of MUFG Capital Finance 2 Limited, and Mitsubishi UFJ Financial Group, Inc.’s Guarantee thereof

¥120,000,000,000 Fixed/Floating Rate Non-Cumulative Preferred Securities of MUFG Capital Finance 3 Limited, and Mitsubishi UFJ Financial Group, Inc.’s Guarantee thereof

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At March 31, 2006, (1) 10,247,852 shares of common stock (including 506,509 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock), (2) 100,000 shares of first series of class 3 preferred stock, (3) 27,000 shares of class 8 preferred stock, (4) 79,700 shares of class 9 preferred stock, (5) 150,000 shares of class 10 preferred stock, (6) 1 share of class 11 preferred stock, (7) 175,300 shares of class 12 preferred stock were issued.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☒    No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such short period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes   ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

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

As the context requires, when we refer in this Annual Report to “Mitsubishi UFJ Financial Group,” “MUFG,” “we,” “us,” “our” and the “Group,” we mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries as well as Mitsubishi UFJ Financial Group, Inc. References to “MTFG” and “UFJ Holdings” are to Mitsubishi Tokyo Financial Group, Inc. and to UFJ Holdings, Inc., respectively, as well as to MTFG and UFJ Holdings and their respective consolidated subsidiaries, as the context requires. Unless the context otherwise requires, references in this prospectus supplement to the financial results or business of the “UFJ group” refer to those of UFJ Holdings and its consolidated subsidiaries. References in this Annual Report to “yen” or “¥” are to Japanese yen and references to “US dollars,” “US dollar,” “dollars,” “US$” or “$” are to United States dollars. Our fiscal year ends on March 31 of each year. From time to time, we may refer to the fiscal year ended March 31, 2006 in this Annual Report as fiscal 2005 or the 2005 fiscal year. We may also refer to other fiscal years in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

We usually hold the ordinary general meeting of shareholders of Mitsubishi UFJ Financial Group, Inc. in June of each year in Tokyo.

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

A.    Selected Financial Data

The selected statement of income data and selected balance sheet data set forth below have been derived from our audited consolidated financial statements. On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, merged with UFJ Holdings, Inc., or UFJ Holdings, with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc., or MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, numbers as of and for the fiscal years ended March 31, 2002, 2003, 2004 and 2005 reflect the financial position and results of MTFG and its subsidiaries only. Numbers as of March 31, 2006 reflect the financial position of MUFG while numbers for the fiscal year ended March 31, 2006 comprised the results of MTFG and its subsidiaries for the six months ended September 30, 2005 and the results of MUFG from October 1, 2005 to March 31, 2006. See note 2 to our consolidated financial statements for more information.

Except for risk-adjusted capital ratios, which are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, and the average balance information, the selected financial data set forth below are derived from our consolidated financial statements prepared in accordance with US GAAP. In the fiscal year ended March 31, 2006, the international correspondent banking operations of UnionBanCal Corporation, our U.S. subsidiary, were discontinued and certain figures in prior fiscal years were reclassified to discontinued operations to conform to the presentation for the fiscal year ended March 31, 2006.

You should read the selected financial data set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and other financial data included elsewhere in this Annual Report on Form 20-F. These data are qualified in their entirety by reference to all of that information.

	Fiscal years ended March 31,
	2002	2003		2004		2005		2006
	(in millions, except per share data and number of shares)
Statement of income data:
Interest income	¥2,006,855	¥1,578,069		¥1,417,902		¥1,438,701		¥2,530,682
Interest expense	934,932	537,387		425,162		469,606		882,069

Net interest income	1,071,923	1,040,682		992,740		969,095		1,648,613
Provision (credit) for credit losses	599,016	437,972		(114,364)		108,338		110,167

Net interest income after provision (credit) for credit losses	472,907	602,710		1,107,104		860,757		1,538,446
Non-interest income	352,786	832,639		1,298,665		986,810		1,067,352
Non-interest expense	1,154,932	1,175,806		1,229,405		1,129,173		2,076,125

Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle	(329,239)	259,543		1,176,364		718,394		529,673
Income tax expense (benefit)	(101,885)	67,843		355,308		303,755		165,473

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	(227,354)	191,700		821,056		414,639		364,200
Income from discontinued operations—net	3,605	12,277		1,946		1,493		8,973
Cumulative effect of a change in accounting principle, net of tax(1)	5,867	(532)		—		(977)		(9,662)

Net income (loss)	¥(217,882)	¥203,445		¥823,002		¥415,155		¥363,511

Net income (loss) available to common shareholders	¥(222,050)	¥190,941		¥815,021		¥408,318		¥156,842

Amounts per share:
Basic earnings (loss) per common share—income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥(41,681.79)	¥31,900.86		¥128,044.42		¥62,637.96		¥19,398.62
Basic earnings (loss) per common share—net income (loss) available to common shareholders	(39,976.55)	33,991.75		128,350.88		62,717.21		19,313.78
Diluted earnings (loss) per common share—income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	(41,681.79)	29,161.52		124,735.34		62,397.57		19,036.71
Diluted earnings (loss) per common share—net income (loss) available to common shareholders	(39,976.55)	31,164.84		125,033.96		62,476.76		18,951.87
Number of shares used to calculate basic earnings per common share (in thousands)	5,555	5,617		6,350		6,510		8,121
Number of shares used to calculate diluted earnings per common share (in thousands)	5,555	5,863	(2)	6,517	(3)	6,516	(3)	8,121	(4)
Cash dividends per share declared during the fiscal year:
— Common share	¥4,127.63	¥6,000.00		¥4,000.00		¥6,000.00		¥9,000.00
	$33.21	$50.26		$33.41		$55.46		$79.30
— Preferred share (Class 1)	¥41,250.00	¥123,750.00		¥82,500.00		¥82,500.00		¥41,250.00
	$331.99	$1,024.65		$725.09		$772.49		$374.08
— Preferred share (Class 2)	¥8,100.00	¥24,300.00		¥16,200.00		¥8,100.00		—
	$64.99	$201.20		$142.38		$74.88		—
— Preferred share (Class 3)	—	—		—		—		¥37,069.00
	—	—		—		—		$312.99

	At March 31,
	2002	2003	2004	2005	2006
	(in millions)
Balance sheet data:
Total assets	¥94,360,925	¥96,537,404	¥103,699,099	¥108,422,100	¥186,219,447
Loans, net of allowance for credit losses	48,355,954	46,928,860	47,469,598	50,164,144	94,494,608
Total liabilities	91,738,617	93,978,776	99,854,128	104,049,003	176,551,294
Deposits	63,448,891	67,096,271	69,854,507	71,143,099	126,639,931
Long-term debt	5,183,841	5,159,132	5,659,877	5,981,747	13,889,525
Total shareholders’ equity	2,622,308	2,558,628	3,844,971	4,373,097	9,668,153
Capital stock(5)	973,156	1,084,708	1,084,708	1,084,708	1,084,708

	Fiscal years ended March 31,
	2002	2003	2004	2005	2006
	(in millions, except percentages)
Other financial data:	(unaudited )	(unaudited )	(unaudited )	(unaudited )	(unaudited )
Average balances:
Interest-earning assets	¥84,898,829	¥86,083,365	¥90,653,495	¥99,282,143	¥135,385,329
Interest-bearing liabilities	78,551,124	79,523,577	84,860,252	92,226,818	118,120,185
Total assets	92,365,532	95,478,978	102,827,850	110,829,406	159,347,769
Total shareholders’ equity	3,035,140	2,432,279	3,289,783	3,880,044	7,106,910

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Return on equity and assets:
Net income (loss) available to common shareholders as a percentage of total average assets	(0.24)%	0.20%	0.79%	0.37%	0.10%
Net income (loss) available to common shareholders as a percentage of total average shareholders’ equity	(7.32)%	7.85%	24.77%	10.52%	2.21%
Dividends per common share as a percentage of basic earnings per common share	— (6)	17.65%	3.12%	9.57%	46.60%
Total average shareholders’ equity as a percentage of total average assets	3.29%	2.55%	3.20%	3.50%	4.46%
Net interest income as a percentage of total average interest-earning assets	1.26%	1.21%	1.10%	0.98%	1.22%
Credit quality data:
Allowance for credit losses	¥1,735,180	¥1,360,136	¥888,120	¥739,872	¥1,012,227
Allowance for credit losses as a percentage of loans	3.46%	2.82%	1.84%	1.45%	1.06%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥4,164,982	¥2,753,026	¥1,730,993	¥1,285,204	¥2,044,678
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	8.31%	5.70%	3.58%	2.52%	2.14%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	41.66%	49.41%	51.31%	57.57%	49.51%
Net loan charge-offs	¥604,008	¥814,811	¥336,876	¥260,622	¥136,135

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loan charge-offs as a percentage of average loans	1.24%	1.64%	0.69%	0.51%	0.19%
Average interest rate spread	1.17%	1.15%	1.06%	0.94%	1.12%
Risk-adjusted capital ratio calculated under Japanese GAAP(7)	10.30%	10.84%	12.95%	11.76%	12.20%

Notes:

(1)	Effective April 1, 2001, we adopted Statement of Financial Accounting Standards, or SFAS, No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. On April 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Effective April 1, 2004, we adopted Financial Accounting Standards Board Interpretation, or FIN, No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” Effective March 31, 2006, we adopted FIN No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.”
(2)	Includes the common shares potentially issuable pursuant to the 3% exchangeable guaranteed notes due 2002 and Class 2 Preferred Stock. The 3% exchangeable guaranteed notes due 2002 were redeemed in November 2002.
(3)	Includes the common shares potentially issuable by conversion of the Class 2 Preferred Stock.
(4)	Includes the common shares potentially issuable by conversion of the Class 11 Preferred Stock.
(5)	Amounts include common shares and convertible Class 2 Preferred Stock. Redeemable Class 1 and Class 3 Preferred Stock are excluded.
(6)	Percentages against basic loss per common share have not been presented because such information is not meaningful.
(7)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On September 26, 2006, the noon buying rate was $1.00 equals ¥117.16 and the inverse noon buying rate was ¥100 equals $0.85.

	Year 2006
	March	April	May	June	July	August	September(1)
High	¥119.07	¥118.66	¥113.46	¥116.42	¥117.44	¥117.35	¥118.02
Low	115.89	113.79	110.07	111.66	113.97	114.21	116.04

(1)	Period from September 1 to September 26.

	Fiscal year ended March 31,
	2002	2003	2004	2005	2006
Average (of month-end rates)	¥125.64	¥121.10	¥112.75	¥107.28	¥113.67

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information presented in this Annual Report, including our consolidated financial statements and related notes, “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and “Selected Statistical Data.”

Our business, operating results and financial condition could be materially adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this prospectus. See “Forward-looking Statements.”

Risks Relating to Our Business

We may have difficulty integrating our business and operations with those previously operated by the UFJ Group and, as a result, may have difficulty achieving the benefits expected from the integration.

Although the merger with UFJ Holdings was completed in October 2005, our ability to realize fully the growth opportunities and other expected benefits of the merger depends in part on the continued successful integration of the domestic branch and subsidiary network, head office functions, information and management systems, personnel and customer base and other resources and aspects of the two financial groups. To realize the anticipated benefits of the merger, we are currently implementing a business integration plan that is complex, time-consuming and costly. Achieving the targeted revenue synergies and cost savings is dependent on the continued successful implementation of the integration plan. Risks to the continued successful completion of the ongoing integration process include:

•	potential disruptions of our ongoing business and the distraction of our management;

•	delays or other difficulties in coordinating, consolidating and integrating the domestic branch and subsidiary networks, head office functions, information and management systems, and customer products and services of the two groups, which may prevent us from enhancing the convenience and efficiency of our domestic branch and subsidiary network and operational systems as planned;

•	impairment of relationships with customers, employees and strategic partners;

•	corporate cultural or other difficulties in integrating our management, key employees and other personnel with those of the UFJ group;

•	unanticipated difficulties in identifying and streamlining redundant operations and assets;

•	delays, increased costs or other problems in transitioning relevant operations and facilities smoothly to a common information technology system;

•	unanticipated asset-quality problems in our asset portfolio that may cause significant losses on write-downs or require additional allowances to be established; and

•	unanticipated expenses related to the ongoing integration process.

We may not succeed in addressing these risks or other problems encountered in the ongoing integration process. The merger between our two bank subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited, was implemented on January 1, 2006 after being postponed from October 1, 2005 to enable additional testing of the two banks’ systems intended to minimize risks arising from the merger. We have set the objective of commencing the transfer to our commercial bank subsidiary’s new IT system from the first half of 2008. The transfer to Mitsubishi UFJ Trust and Banking Corporation’s new system is expected to be effectively completed during the fiscal year ending March 31, 2008.

Significant or unexpected costs may be incurred during the ongoing integration process, preventing us from achieving the previously announced cost reduction targets as scheduled or at all. In addition, previously expected revenue synergies may not materialize in the expected time period if we fail to address any problems that arise in the ongoing integration process. If we are unable to resolve smoothly any problems that arise in the ongoing integration process, our business, results of operations, financial condition and stock price may be materially and adversely affected. For additional information on the merger with UFJ Holdings, see “Item 4.B. Business Overview.”

Significant costs have been and will continue to be incurred in the course of the ongoing integration process.

We have incurred and expect to incur significant costs related to the ongoing integration of our business with that of the UFJ group. We will incur, for the first few years following the merger, significant expenses to close overlapping branches and subsidiaries and to integrate IT systems and other operations. Additional litigation-related costs may also be incurred as a result of the civil suit brought by Sumitomo Trust & Banking Co., Ltd. against UFJ Holdings in October 2004, following a failed negotiation over a proposed business transfer, or any other litigation that may arise in connection with the merger. In February 2006, the Tokyo District Court rendered a judgment denying Sumitomo Trust’s claim for damages, and Sumitomo Trust has appealed the ruling to the Tokyo High Court. The next round of oral arguments is scheduled to be held in October 2006. We may also incur additional unanticipated expenses in connection with the integration of the operations, information systems, domestic branch office network and personnel of the two groups.

We may suffer additional losses in the future due to problem loans.

We suffered from asset quality problems beginning in the early 1990s. Despite our progress in reducing the level of our problem loans, a number of borrowers are still facing challenging circumstances. Additionally, our consumer lending exposure has increased significantly due to the merger with UFJ Holdings. Our problem loans and credit-related expenses could increase if:

•	current restructuring plans of borrowers are not successfully implemented;

•	additional large borrowers become insolvent or must be restructured;

•	economic conditions in Japan deteriorate;

•	real estate or stock prices in Japan decline;

•	the rate of corporate bankruptcies in Japan or elsewhere in the world rises;

•	additional economic problems arise elsewhere in the world; or

•	the global economic environment deteriorates generally.

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

Our allowance for credit losses in our loan portfolios is based on evaluations, assumptions and estimates about customers, the value of collateral and the economy as a whole. Our loan losses could prove to be materially different from the estimates and could materially exceed these allowances. If actual loan losses are higher than those currently expected, the current allowances for credit losses will be insufficient. We may incur credit losses or have to provide for additional allowance for credit losses if:

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

The credit quality of our loan portfolio may be adversely affected by the continuing financial difficulties facing some companies operating in the Japanese real estate, trading, wholesale and retail, and manufacturing sectors.

We have large exposures to some borrowers in the Japanese real estate, trading, wholesale and retail, and manufacturing sectors, and are thus exposed to the ongoing financial difficulties faced by some borrowers operating in those sectors. Some of the companies in these sectors to which we extended credit are exposed to ongoing financial difficulties and they may be in restructuring negotiations or considering whether to seek corporate reorganization or other insolvency protection. If these companies are unsuccessful in their restructuring efforts due to continuing financial and operational difficulties or other factors or are otherwise forced to seek corporate reorganization or other insolvency protection, or if other lenders discontinue or decrease their financial support to these companies for any reason, there may be further significant deterioration in the credit quality of our loan portfolio, which would expose us to further loan losses. For a detailed discussion of our exposure to these sectors, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans” and “Selected Statistical Data—Loan Portfolio.”

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

We may experience losses because our remedies for credit defaults by borrowers are limited.

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

During the past few years, high-profile bankruptcy filings and reports of past accounting or disclosure irregularities, including fraud, in the United States, Japan and other countries have raised corporate credibility issues, particularly with respect to public companies. In response to these developments and regulatory responses to these developments in the United States, Japan and elsewhere, regulators, auditors and corporate managers generally have begun to review financial statements more thoroughly and conservatively. As a result, additional accounting irregularities and corporate governance issues may be uncovered and bring about additional bankruptcy filings and regulatory action in the United States, Japan and elsewhere. Such developments could increase our credit costs if they directly involve our borrowers or indirectly affect our borrowers’ credit.

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

Some Japanese financial institutions, including banks, non-bank lending and credit institutions, affiliates of securities companies and insurance companies, are still experiencing declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. The continued financial difficulties of other financial institutions could adversely affect us because:

•	we extended loans, some of which are classified as nonaccrual and restructured loans, to banks and other financial institutions that are not our consolidated subsidiaries;

•	we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries;

•	we may be requested to participate in providing assistance to support distressed financial institutions that are not our consolidated subsidiaries;

•	if the government takes control of major financial institutions, we will become a direct competitor of government-controlled financial institutions and may be at a competitive disadvantage if the Japanese government provides regulatory, tax, funding or other benefits to those financial institutions to strengthen their capital, facilitate their sale or otherwise;

•	deposit insurance premiums could rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government support or control of financial institutions could generally undermine depositor confidence or adversely affect the overall banking environment; and

•	negative media coverage of the Japanese banking industry, regardless of its accuracy and applicability to us, could affect customer or investor sentiment, harm our reputation and have a materially adverse effect on our business or stock price.

If the goodwill recorded in connection with the merger with UFJ Holdings becomes impaired, we may be required to record impairment charges, which may adversely affect our financial results and the price of our securities.

In accordance with US GAAP, we have accounted for the merger with UFJ Holdings using the purchase method of accounting. We allocated the total purchase price to our assets and liabilities based on the proportionate share of the fair values of those assets and liabilities. We will incur additional amortization expense over the estimated useful lives of certain of the identifiable intangible assets acquired in connection with the transaction. In addition, we recorded the excess of the purchase price over the fair values of UFJ Holdings’ assets and liabilities as goodwill. If the recorded goodwill becomes impaired, we will be required to incur material charges relating to the impairment of goodwill. If we do not achieve the anticipated benefits of the merger, we may be required to record impairment charges relating to the recorded goodwill and our financial results and the price of our securities could be adversely affected.

We may experience difficulties implementing effective internal controls.

In order to operate as a global financial institution, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations. Moreover, under the U.S. Sarbanes-Oxley Act of 2002, which applies by reason of our status as an SEC reporting company, we are required to establish internal control over our financial reporting and management is required to assess the effectiveness of internal control over financial reporting and disclose whether such internal control is effective beginning from our fiscal year ending March 31, 2007. Our auditors must also conduct an audit to evaluate management’s assessment of the effectiveness of the internal control over financial reporting, and then render an opinion on our assessment and the effectiveness of our internal control over financial reporting. For the fiscal year ended March 31, 2006, our independent registered public accounting firm reported that they had identified errors in our initial US GAAP adjusting journal entries and concluded that those errors indicate material weaknesses in control activities, risk assessment, and monitoring activities in the US GAAP conversion processes. Management assessed by itself the auditor’s findings in connection with the errors in the initial US GAAP adjusting journal entries and concluded that there were material weaknesses in our internal control over financial reporting with respect to the US GAAP conversion processes. We are in the process of adopting and implementing remedial measures designed to address the issues identified by our auditor and expect to have the material remedial measures in place by March 2007.

Designing and implementing an effective system of internal controls capable of monitoring and managing our business and operations represents a significant challenge. Our internal control framework needs to have the ability to identify and prevent similar occurrences on a group-wide basis. The design and implementation of internal controls may require significant management and human resources, and result in considerable costs. In addition, as a result of unanticipated issues, we may need to take a permitted scope limitation on our assessment of internal control over financial reporting, may report material weaknesses in our internal control over financial reporting or may be unable to assert that our internal control over financial reporting is effective. If such circumstances arise, it could adversely affect the market’s perception of us.

We may be adversely affected if economic conditions in Japan worsen.

Since the early 1990s, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies, causing a large number of corporate bankruptcies and the failure of several major financial institutions. Although some economic indicators and stock prices continued to improve during the fiscal year ended March 31, 2006, if the economy weakens, then our earnings and credit quality may be adversely affected. For a discussion of Japan’s current economic environment, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Environment—Economic Environment in Japan.”

Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond and financial derivative portfolios, problem loans and results of operations.

We hold a significant amount of Japanese government bonds and foreign bonds, including U.S. Treasury bonds. We also hold a large financial derivative portfolio, consisting primarily of interest-rate futures, swaps and options, for our asset liability management. An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may negatively affect the value of our bond portfolios and reduce the so called “spread,” which is the difference between the rate of interest earned and the rate of interest paid. In addition, an increase in relevant interest rates may increase losses on our derivative portfolio and increase our problem loans as some borrowers may not be able to meet the increased interest payment requirements, thereby adversely affecting our results of operations and financial condition.

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

We, as a holding company, and our Japanese subsidiary banks, are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from the relevant entity’s financial statements prepared in accordance with Japanese GAAP. Our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A., referred to collectively as UNBC, are subject to similar U.S. capital adequacy guidelines. We or our subsidiary banks may be unable to continue to satisfy the capital adequacy requirements because of:

•	credit costs we or our subsidiary banks may incur as we or our subsidiary banks dispose of problem loans and remove impaired assets from our balance sheets;

•	credit costs we or our subsidiary banks may incur due to losses from a future deterioration in asset quality;

•	a reduction in the value of our or our subsidiary banks’ deferred tax assets;

•	changes in accounting rules or in the guidelines regarding the calculation of bank holding companies’ or banks’ capital ratios;

•	declines in the value of our or our subsidiary banks’ securities portfolio;

•	our or our subsidiary banks’ inability to refinance subordinated debt obligations with equally subordinated debt;

•	adverse changes in foreign currency exchange rates; or

•	other adverse developments discussed in these risk factors.

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

Our capital ratios may also be negatively affected by regulatory changes.

Several proposed regulatory changes could have an adverse impact on our capital ratios. For example, in December 2005, the Financial Services Agency promulgated revised capital adequacy guidelines, effective March 31, 2006, that will limit the portion of Tier I capital that can be comprised of deferred tax assets. The revised restrictions are targeted at major Japanese banks and their holding companies, which will include us and our subsidiary banks. The limit has been set at 40% for the fiscal year ended March 31, 2006. It will be lowered to 30% for the fiscal year ending March 31, 2007 and to 20% for the fiscal year ending March 31, 2008. The imposition of such limits may reduce our regulatory capital, perhaps materially. As of March 31, 2006, our net deferred tax assets amounted to ¥623.2 billion under Japanese GAAP, or approximately 8.3% of the amount of our Tier I capital of ¥7,501.7 billion calculated in accordance with Japanese GAAP as required by the Financial Services Agency.

In addition, effective March 31, 2003, the Financial Services Agency strongly suggested that major banks calculate loan loss reserves for certain impaired loans by analyzing the projected cash flows from those loan assets, discounted to present value, instead of basing reserves on historical loan loss data. We employed a methodology to calculate loan loss reserves for these credits based on their estimated cash flows. However, if in the future the Financial Services Agency adopts a calculation methodology that is different from the methodology we employed, the size of our allowance for loan losses under Japanese GAAP could increase. Because capital ratios are calculated under Japanese GAAP, this change may materially reduce our capital ratios.

In addition to the revised capital adequacy guidelines described above, further regulatory changes are expected based on the new framework relating to regulatory capital requirements that were established by the Basel Committee on Banking Supervision and endorsed by the central bank governors and the heads of bank supervisory authorities of the Group of Ten (G10) countries in June 2004. The Financial Services Agency issued revised rules for the new capital adequacy framework in March 2006, which will become effective (with certain exceptions) for the fiscal year ending March 31, 2007. At this stage, we are evaluating how the revised rules will affect our capital ratios and the impact of these rules on other aspects of our operations.

Our results of operations and capital ratios will be negatively affected if we are required to reduce our deferred tax assets.

We and our Japanese subsidiary banks determine the amount of net deferred tax assets and regulatory capital pursuant to Japanese GAAP and Japanese banking regulations, which differ from US GAAP and U.S. regulations. Currently, Japanese GAAP generally permits the establishment of deferred tax assets for tax benefits that are expected to be realized during a period that is reasonably foreseeable, generally five fiscal years. The calculation of deferred tax assets under Japanese GAAP is based upon various assumptions, including assumptions with respect to future taxable income. Actual results may differ significantly from these assumptions. Even if our ability to include deferred tax assets in regulatory capital is not affected by rule changes that became effective starting March 31, 2006 (see “—Our capital ratios may also be negatively affected by regulatory changes above), if we conclude, based on our projections of future taxable income, that we or our Japanese bank subsidiaries will be unable to realize a portion of the deferred tax assets, our deferred tax assets may be reduced and, as a result, our results of operations may be negatively affected and our capital ratios may decline.

We may not be able to refinance our subordinated debt obligations with equally subordinated debt, and as a result our capital ratios may be adversely affected.

As of March 31, 2006, subordinated debt accounted for approximately 28.1% of our total regulatory capital, 27.8% of The Bank of Tokyo-Mitsubishi UFJ Ltd.’s total regulatory capital, and 28.2% of Mitsubishi UFJ Trust and Banking Corporation’s total regulatory capital, in each case, as calculated under Japanese GAAP. We or our subsidiary banks may not be able to refinance our subordinated debt obligations with equally subordinated debt. The failure to refinance these subordinated debt obligations with equally subordinated debt may reduce our total regulatory capital and, as a result, negatively affect our capital ratios.

Proposed government reforms seeking to restrict maximum interest rates may adversely affect our consumer lending business.

We have a large loan portfolio to the consumer lending industry as well as large shareholdings of consumer finance companies. The Japanese government is contemplating the implementation of regulatory reforms targeting the consumer lending industry. Media reports indicate that lawmakers are considering proposals to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law, which is currently 29.2% per annum, to the lower limits (15-20% per annum) set by the Interest Rate Restriction Law.

Under the current system, lenders that satisfy certain conditions can charge interest rates exceeding the limits set by the Interest Rate Restriction Law, provided such higher interest rates do not exceed the limits stipulated by the Investment Deposit and Interest Rate Law. Accordingly, some of our consumer finance subsidiaries currently offer loans at interest rates above the Interest Rate Restriction Law. Under the proposed reforms, however, all interest rates would be subject to the lower limits imposed by Interest Rate Restriction Law, which may in turn compel loan companies to lower the interest rates they charge borrowers. The government is also considering the appropriate treatment of transition periods and small-amount or short-term loans. The imposition of these proposed reforms and any other regulatory developments that potentially lower maximum permissible interest rates may adversely affect the operations and financial condition of our subsidiaries, other affiliated entities and borrowers which are engaged in consuming lending, which in turn may affect the value of our related shareholdings and loan portfolio. Additionally, the proposed reforms may negatively affect market perception of our consumer lending operations, thereby adversely affecting the financial results from those operations.

If the Japanese stock market declines in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

We hold large amounts of marketable equity securities. The market values of these securities are volatile. For example, the Nikkei 225 stock average declined to a 20-year low of ¥7,607.88 in April 2003 and has since recovered to ¥17,059.66 at March 31, 2006. As of August 31, 2006, the Nikkei 225 stock average was ¥16,140.76. We will incur losses on our securities portfolio if the Japanese stock market declines in the future. Material declines in the Japanese stock market may also materially adversely affect our capital ratios. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.”

Our efforts to reduce our holdings of equity securities may adversely affect our relationships with customers as well as our stock price, and we could also be forced to sell some holdings of equity securities at prices lower than we would otherwise sell at in order to remain compliant with relevant Japanese laws.

Like many Japanese financial institutions, a substantial portion of our equity securities portfolio is held for strategic and business-relationship purposes. In November 2001, the Japanese government enacted a law forbidding bank holding companies and banks, including us and our bank subsidiaries, from holding, after September 30, 2006, stock with an aggregate value that exceeds their adjusted Tier I capital. Additionally, Japanese banks are also generally prohibited by the Banking Law and the Anti-Monopoly Law of Japan from purchasing or holding more than 5% of the equity interest in any domestic third party. In order to comply with this requirement after the merger with UFJ Holdings, we are required to sell some holdings of equity securities within five years from the date of the merger so that our holdings do not exceed this 5% threshold.

The sale of equity securities, whether to remain compliant with the prohibition on holding stock in excess of our adjusted Tier I capital, to reduce our risk exposure to fluctuations in equity security prices, to comply with the requirements of the Banking Law and the Anti-Monopoly Law or otherwise, will reduce our strategic shareholdings, which may have an adverse effect on relationships with our customers. In addition, our plans to reduce our strategic shareholdings may encourage some of our customers to sell their shares of our common stock, which may have a negative impact on our stock price. In order to remain compliant with the legal requirements described above, we may also sell some equity securities at prices lower than we would otherwise sell at.

Our trading and investment activities expose us to interest rate, exchange rate and other risks.

We undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:

•	increases in interest rates may have an adverse effect on the value of our fixed income securities portfolio, as discussed in—Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond portfolio, problem loans and results of operations above; and

•	the strengthening of the yen against the US dollar and other foreign currencies will reduce the value of our substantial portfolio of foreign currency denominated investments.

In addition, downgrades of the credit ratings of some of the fixed income securities in our portfolio could negatively affect our results of operations. Our results of operations and financial condition are exposed to the risks of loss associated with these activities. For a discussion of our investment portfolio and related risks see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Investment Portfolio” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

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

We currently plan to pursue various business strategies to improve our profitability. In addition to the risks associated with the merger, there are various other risks that could adversely impact our ability to achieve our business objectives. For example:

•	we may be unable to cross-sell our products and services as effectively as anticipated;

•	we may have difficulty in coordinating the operations of our subsidiaries and affiliates as planned due to legal restrictions, internal conflict or market resistance;

•	we may lose customers and business as some of our subsidiaries’ or affiliates’ operations are reorganized and, in some cases, rebranded;

•	our efforts to streamline operations may require more time than expected and cause some negative reactions from customers;

•	new products and services we introduce may not gain acceptance among customers; and

•	we may have difficulty developing and operating the necessary information systems.

We are exposed to new or increased risks as we expand the range of our products and services.

As we expand the range of our products and services beyond our traditional banking and trust businesses and as the sophistication of financial products and management systems grows, we will be exposed to new and increasingly complex risks. We may have only limited experience with the risks related to the expanded range of these products and services. To the extent we expand our product and service offerings through acquisitions, we face risks relating to the integration of acquired businesses with our existing operations. Moreover, some of the activities that our subsidiaries are expected to engage in, such as derivatives and foreign currency trading, present substantial risks. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. As a result, we are subject to substantial market, credit and other risks in relation to the expanding scope of our products, services and trading activities, which could result in us incurring substantial losses. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. For a detailed discussion of our risk management systems, see “Item 11. Quantitative and Qualitative Disclosure about Credit, Market and Other Risk.”

Any adverse changes in UNBC’s business could significantly affect our results of operations.

UNBC contributes a significant portion of our net income. Any adverse change in the business or operations of UNBC could significantly affect our results of operations. Factors that could negatively affect UNBC’s results include adverse economic conditions in California, including the decline in the technology sector, the state government’s financial condition, a potential downturn in the real estate and housing industries in California, substantial competition in the California banking market, growing uncertainty over the U.S. economy due to the threat of terrorist attacks, fluctuating oil prices and rising interest rates, negative trends in debt ratings and additional costs which may arise from enterprise-wide compliance with applicable laws and regulations such as the U.S. Bank Secrecy Act and related amendments under the USA PATRIOT Act. For a detailed segment discussion relating to UNBC, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Segment Analysis.”

We are exposed to substantial credit and market risks in Asia, Latin America and other regions.

We are active in Asia, Latin America, Eastern Europe and other regions through a network of branches and subsidiaries and are thus exposed to a variety of credit and market risks associated with countries in these regions. A decline in the value of Asian, Latin American or other relevant currencies could adversely affect the creditworthiness of some of our borrowers in those regions. For example, the loans we made to Asian, Latin American, Eastern European and other overseas borrowers and banks are often denominated in yen, US dollars or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these and related conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, we are active in other regions that expose us to risks similar to the risks described above and also risks specific to those regions, which may cause us to incur losses or suffer other adverse effects. For a more detailed discussion of our credit exposure to Asian, Latin American, Eastern European and other relevant countries, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Our income and expenses relating to our international operations, as well as our foreign assets and liabilities, are exposed to foreign currency fluctuations.

Our international operations are subject to fluctuations in foreign currency exchange rates against the Japanese yen. When the yen appreciates, yen amounts for transactions denominated in foreign currencies, including a substantial portion of UNBC’s transactions, decline. In addition, a portion of our assets and liabilities is denominated in foreign currencies. To the extent that our foreign currency denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the yen may adversely affect our financial condition, including our capital ratios. In addition, fluctuations in foreign exchange rates will create foreign currency translation gains or losses. For a historical discussion of the effect of changes in foreign currency exchange rates, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Effect of the Change in Exchange Rates on Foreign Currency Translation.”

Losses relating to our pension plans and a decline in returns on our plan assets may negatively affect our results of operations and financial condition.

We may incur losses if the fair value of our pension plans’ assets declines, if the rate of return on our pension assets declines or if there is a change in the actuarial assumptions on which the calculations of the projected benefit obligations are based. We may also experience unrecognized service costs in the future due to amendments to existing pension plans. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations and the resulting annual amortization expense. Additionally, the assumptions used in the computation of future pension expenses may not remain constant.

We may have to compensate for losses in our loan trusts and money in trusts. This could have a negative effect on our results of operations.

Our trust bank subsidiary may have to compensate for losses of principal of all loan trusts and some money in trusts. Funds in those guaranteed trusts are generally invested in loans and securities. If the amount of assets and reserves held in the guaranteed trusts falls below the principal as a result of loan losses, losses in the investment portfolio or otherwise, it would adversely affect our results of operations.

Our information systems and other aspects of our business and operations are exposed to various system, political and social risks.

As a major financial institution, our information systems and other aspects of our business and operations are exposed to various system, political and social risks beyond our control. Incidents such as disruptions of the Internet and other information networks due to major virus outbreaks, major terrorist activity such as the July 2005 London attacks, serious political instability and major health epidemics such as the outbreak of severe acute respiratory syndrome, or SARS, have the potential to directly affect our business and operations by disrupting our operational infrastructure or internal systems. Such incidents may also negatively impact the economic conditions, political regimes and social infrastructure of countries and regions in which we operate, and possibly the global economy as a whole. Our risk management policies and procedures may be insufficient to address these and other large-scale unanticipated risks.

In particular, the capacity and reliability of our electronic information technology systems are critical to our day-to-day operations and a failure or disruption of these systems would adversely affect our capacity to conduct our business. In addition to our own internal information systems, we also provide our customers with access to our services and products through the Internet and ATMs. These systems as well as our hardware and software are subject to malfunction or incapacitation due to human error, accidents, power loss, sabotage, hacking, computer viruses and similar events, as well as the loss of support services from third parties such as telephone and Internet service providers.

Additionally, as with other Japanese companies, our offices and other facilities are subject to the risk of earthquakes and other natural disasters. Our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency plans may not address all eventualities that may occur in the event of a material disruption.

These various factors, the threat of such risks or related countermeasures, or a failure to address such risks, may materially and adversely affect our business, operating results and financial condition.

We may be subject to liability and regulatory action if we are unable to protect personal and other confidential information.

In recent years, there have been many cases of personal information and records in the possession of corporations and institutions being leaked or improperly accessed. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. The standards applicable to us have become more stringent under the new Personal Information Protection Act of Japan, which became fully effective from April 2005. As an institution in possession of personal information, we may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Personal Information Protection Act. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

Transactions with counterparties in countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and investors in the U.S. and other countries to avoid doing business with us or investing in our shares.

We, through our banking subsidiary, engage in operations with entities in or affiliated with Iran and Cuba, including transactions with entities owned or controlled by the Iranian or Cuban governments, and the banking subsidiary has a representative office in Iran. The U.S. Department of State has designated Iran and Cuba as “state sponsors of terrorism,” and U.S. law generally prohibits U.S. persons from doing business with such countries. Our activities with counterparties in or affiliated with Iran, Cuba and other countries designated as state sponsors of terrorism are conducted in compliance in all material respects with both applicable Japanese and U.S. regulations.

Our operations with entities in Iran consist primarily of loans to Iranian financial institutions in the form of financing for petroleum projects and trade financing for general commercial purposes, as well as letters of credit and foreign exchange services. In addition, we extend trade financing for general commercial purposes to a corporate entity affiliated with Cuba. We do not believe our operations relating to Iran and Cuba are material to our business, financial condition and results of operations, as the loans outstanding to borrowers in or affiliated with Iran and Cuba as of March 31, 2006 were approximately $1,078.4 million and $17.0 million, respectively, which together represented less than 0.1% of our total assets as of March 31, 2006.

We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, depending on socio-political developments our reputation may suffer due to our association with these countries. The above circumstances could have a significant adverse effect on our business or the price of our shares.

Adverse regulatory developments or changes in laws, government policies or economic controls could have a negative impact on our business and results of operations.

We conduct our business subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in Japan and the other markets in which we operate. Future developments or changes in laws, regulations, policies, voluntary codes of practice, fiscal or other policies and their effects are unpredictable and beyond our control. In particular, the Financial Services Agency has announced various regulatory changes that it would consider. For example, in December 2004, the Financial Services Agency launched an initiative designed to identify additional subjects for future financial reforms to be enacted over the next two years relating to various financial issues, including the possible enactment of an investment services law, which aims to provide an overall regulatory regime applicable to financial institutions and financial products, as well as the improvement of corporate governance and risk management of financial institutions. The Financial Services Agency and regulatory authorities in the United States and elsewhere also have the authority to conduct, at any time, inspections to review banks’ accounts, including those of our bank subsidiaries. The focus of such inspections may fluctuate as a result of socio-political developments. For example, a major focus of U.S. and Western European governmental policy relating to financial institutions in recent years has been aimed at preventing money laundering and terrorist financing, leading to heightened scrutiny in these areas. Financial institutions that have been subject to regulatory actions have been required to incur expenses in response to such actions and have had limitations imposed on the scope of their operations. If we become subject to such regulatory actions, whether as a result of regulatory developments or inspections, our banking operations in the relevant market may be negatively affected and we may be required to incur expenses in response to such actions.

For a more detailed discussion of these and other regulatory developments, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.”

Our influential position in the Japanese financial markets may subject us to potential claims of unfair trade practices from regulatory authorities and consumers.

We are one of the largest and most influential financial institutions in Japan by virtue of our market share and the size of our operations and customer base. As a result of our influential position in the Japanese financial markets, we may be subject to more exacting scrutiny from regulatory authorities and consumers regarding our trade practices and potential abuses of our dominant bargaining position in our dealings with counterparties, borrowers and customers.

Any claims of unfair trade practices relating to our sales, lending and other operations, regardless of their validity, could create a negative public perception of our operations which may in turn adversely affect our business, operating results and financial condition.

Our business may be adversely affected by competitive pressures, which have increased significantly due to regulatory changes.

In recent years, the Japanese financial system has been increasingly deregulated and barriers to competition have been reduced. In addition, the Japanese financial industry has been undergoing significant consolidation, a trend that may continue in the future and further increase competition. The planned privatization of the Japanese postal savings system and the establishment of a Postal Saving Bank in 2007, as well as the planned privatization of certain governmental financial institutions, could also substantially increase competition within the financial services industry. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition—Japan.”

Our ability to pay dividends is substantially dependent on our subsidiaries and affiliated companies’ payments of dividends and management fees to us.

As a holding company, substantially all of our cash flow will come from dividends and management fees that our subsidiaries and affiliated companies pay to us. Under some circumstances, various statutory or contractual provisions may restrict the amount of dividends our subsidiaries and affiliated companies can pay to us. Also, if our subsidiaries and affiliated companies do not have sufficient earnings, they will be unable to pay dividends to us, and we in turn may be unable to pay dividends to our shareholders.

Risks Related to Owning Our Shares

Efforts by other companies to reduce their holdings of our shares may adversely affect our stock price.

Many companies in Japan that hold shares of our stock have announced plans to reduce their shareholdings in other companies. Any future plans of ours to sell shares in other companies may further encourage those companies and other companies to sell our shares. If an increased number of shares of our common stock are sold in the market, it may adversely affect the trading price of shares of our common stock.

Rights of shareholders under Japanese law may be different from those under the laws of jurisdictions within the United States and other countries.

Our articles of incorporation, the regulations of our board of directors and the Company Law of Japan, or the Company Law (also known as the Corporation Act), govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders rights are different from those that would apply if we were not a Japanese corporation. Shareholders rights under Japanese law are different in some respects from shareholders rights under the laws of jurisdictions within the United States and other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside of Japan. For a detailed discussion of the relevant provisions under the Company Law and our articles of incorporation, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

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

A.    History and Development of the Company

Mitsubishi UFJ Financial Group, Inc.

MUFG is a bank holding company incorporated as a joint stock company (kabushiki kaisha) under the Commercial Code of Japan. Formed through the merger between Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. on October 1, 2005, we are one of the largest bank holding companies in the world when measured by total assets. We are the holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, and Mitsubishi UFJ Securities Co., Ltd., or MUS.

On April 2, 2001, Bank of Tokyo-Mitsubishi, Mitsubishi Trust and Banking Corporation, or Mitsubishi Trust Bank, and Nippon Trust Bank established Mitsubishi Tokyo Financial Group, Inc., or MTFG, to be a holding company for the three entities. Before that, each of the banks had been a publicly held company. On April 2, 2001, through a stock-for-stock exchange, they became wholly-owned subsidiaries of MTFG, and the former shareholders of the three banks became shareholders of MTFG. Nippon Trust Bank was later merged into Mitsubishi Trust Bank.

On April 1, 2004, we implemented a new integrated business group system, which currently integrates the operations of BTMU, MUTB and MUS into the following three areas—Retail, Corporate, and Trust Assets. Although this new measure did not change the legal entities of MUFG, BTMU, MUTB and MUS, it is intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries.

On July 1, 2005, MTFG made Mitsubishi Securities a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank.

On June 29, 2005, the merger agreement between us and UFJ Holdings was approved at the general shareholders meetings of MTFG and UFJ Holdings. As the surviving entity, Mitsubishi Tokyo Financial Group, Inc. was renamed “Mitsubishi UFJ Financial Group, Inc.” or “MUFG”. The merger of the two bank holding companies was completed on October 1, 2005.

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan, and our telephone number is 81-3-3240-8111.

For a discussion of the integration with the UFJ group and other recent developments, see “Item 4.B. Business Overview” and “Item 5.A. Operating and Financial Review and Prospects—Recent Developments.”

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

BTMU is a major commercial banking organization in Japan that provides a broad range of domestic and international banking services from its offices in Japan and around the world. BTMU is a “city” bank, as opposed to a regional bank. BTMU’s registered head office is located at 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan, and its telephone number is 81-3-3240-1111. BTMU is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law.

BTMU was formed through the merger, on January 1, 2006, of The Bank of Tokyo-Mitsubishi, Ltd., and UFJ Bank Limited, after their respective parent companies, MTFG and UFJ Holdings, merged to form MUFG on October 1, 2005.

Bank of Tokyo-Mitsubishi was formed through the merger, on April 1, 1996, of The Mitsubishi Bank, Limited and The Bank of Tokyo, Ltd. The origins of Mitsubishi Bank can be traced to the Mitsubishi Exchange Office, a money exchange house established in 1880 by Yataro Iwasaki, the founder of the Mitsubishi industrial, commercial and financial group. In 1895, the Mitsubishi Exchange Office was succeeded by the Banking Division of the Mitsubishi Goshi Kaisha, the holding company of the “Mitsubishi group” of companies. Mitsubishi Bank had been a principal bank to many of the Mitsubishi group companies, but broadened its relationships to cover a wide range of Japanese industries, small and medium-sized companies and individuals.

Bank of Tokyo was established in 1946 as a successor to The Yokohama Specie Bank, Ltd., a special foreign exchange bank established in 1880. When the government of Japan promulgated the Foreign Exchange Bank Law in 1954, Bank of Tokyo became the only bank licensed under that law. Because of its license, Bank of Tokyo received special consideration from the Ministry of Finance in establishing its offices abroad and in many other aspects relating to foreign exchange and international finance.

UFJ Bank was formed through the merger, on January 15, 2002, of The Sanwa Bank, Limited and The Tokai Bank, Limited.

Sanwa Bank was established in 1933 when the three Osaka-based banks, the Konoike Bank, the Yamaguchi Bank, and the Sanjyushi Bank merged. Sanwa Bank was known as a city bank having the longest history in Japan, since the foundation of Konoike Bank can be traced back to the Konoike Exchange Office established in 1656. The origin of Yamaguchi Bank was also a money exchange house, established in 1863. Sanjyushi Bank was founded by influential fiber wholesalers in 1878. The corporate philosophy of Sanwa Bank had been the creation of the premier banking services especially for small and medium-sized companies and individuals.

Tokai Bank was established in 1941 when the three Nagoya-based banks, the Aichi Bank, the Ito Bank, and the Nagoya Bank merged. In 1896, Aichi Bank took over businesses of the Jyuichi Bank established by wholesalers in 1877 and the Hyakusanjyushi Bank established in 1878. Ito Bank and Nagoya Bank were established in 1881 and 1882, respectively. Tokai Bank had expanded the commercial banking business to contribute to economic growth mainly of the Chubu area in Japan, which is known for the manufacturing industry, especially automobiles.

Mitsubishi UFJ Trust and Banking Corporation

MUTB is a major trust bank in Japan, providing trust and banking services to meet the financing and investment needs of clients in Japan and the rest of Asia, as well as in the United States and Europe. MUTB’s registered head office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan. Its telephone number is 81-3-3212-1211. MUTB is also a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law.

MUTB was formed on October 1, 2005 through the merger of Mitsubishi Trust Bank and UFJ Trust Bank. As the surviving entity, Mitsubishi Trust Bank was renamed “Mitsubishi UFJ Trust and Banking Corporation”.

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

UFJ Trust Bank was founded in 1959 as The Toyo Trust & Banking Company, Limited, or Toyo Trust Bank. The Sanwa Trust & Banking Company, Limited, which was a subsidiary of Sanwa Bank, was merged into Toyo Trust Bank on October 1, 1999. The Tokai Trust & Banking Company, Limited, which was a subsidiary of Tokai Bank, was merged into Toyo Trust Bank on July 1, 2001. Toyo Trust Bank was renamed “UFJ Trust Bank Limited” on January 15, 2002.

Mitsubishi UFJ Securities Co., Ltd.

MUS was formed through the merger between Mitsubishi Securities and UFJ Tsubasa Securities on October 1, 2005. As the surviving entity, Mitsubishi Securities was renamed “Mitsubishi UFJ Securities Co., Ltd.” As of March 31, 2006, MUFG held MUS common stock representing 63% of the voting rights.

MUS functions as the core of our securities and investment banking business. We have consolidated most of our securities business and various areas of our investment banking business, such as mergers and acquisitions, derivatives, corporate advisory and securitization operations under MUS.

In addition to its own branch network, MUS serves individual customers with BTMU and MUTB through MUFG Plazas, and provides financial products and services to customers. MUS has 137 offices, including its head office and branches, and, as of March 31, 2006, 35 of these had already been converted to MUFG Plazas co-operated with BTMU and MUTB. MUS also plays an active role in the development of the securities intermediary business within MUFG.

In the securities business, MUS offers its customers a wide range of investment products. The equity sales staff members provide services to clients ranging from individual investors to institutional investors in Japan and abroad. Through derivative products, MUS provides solutions to meet customers’ risk management needs. MUS also offers structured bonds utilizing various types of derivatives in response to customers’ investment needs. In the investment trust business, MUS provides its retail and corporate customers a wide variety of products. MUS also offers investment banking services in such areas as bond underwriting, equity underwriting, initial public offerings, support for IR activities, securitization of assets and mergers and acquisitions. MUS has research functions and provides in-depth company and strategy reports. To strengthen and enhance our global securities business network, MUS has major overseas subsidiaries in London, New York, Hong Kong, Singapore and Shanghai.

B.    Business Overview

We are one of the world’s leading bank holding companies. Through our direct and indirect subsidiaries, we provide a broad range of financial services domestically in Japan and internationally to retail and corporate customers, including:

• banking;	• credit cards and consumer finance;

• trust banking;	• leasing; and

• securities;	• international banking.

• investment trusts;

While maintaining the corporate cultures and core competencies of BTMU, MUTB, MUS, we as the holding company seek to work with them to find ways to:

•	establish a more diversified financial services group operating across business sectors;

•	leverage the flexibility afforded by our organizational structure to expand our business;

•	benefit from the collective expertise of BTMU, MUTB and MUS;

•	achieve operational efficiencies and economies of scale; and

•	enhance the sophistication and comprehensiveness of the group’s risk management expertise.

On June 29, 2005, the merger agreement between us and UFJ Holdings was approved at the general shareholders meetings of MTFG and UFJ Holdings. The mergers of the holding companies, trust banks and securities companies was completed on October 1, 2005. The merger between Bank of Tokyo-Mitsubishi and UFJ Bank was completed on January 1, 2006 after additional testing of the two banks’ systems intended to minimize risks arising from the merger.

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

Specifically, the merger with UFJ Holdings is expected to increase our competitive position in a number of areas, including:

•	Japan’s Preeminent Global Banking Network. The merger enables us to serve diverse financial needs worldwide using an enhanced domestic network, as well as a global network that covers over 40 countries and is staffed by experienced personnel familiar with local business customs. Our domestic corporate and retail clients now have access to a wider range of products and services, including some of those offered by Union Bank of California.

•	Strong Business Foundation Based on Retail Deposits and Diverse Customer Base. The significant level of retail deposits that we hold after the integration is a potential source of improved earnings in the retail segment. Our diverse customer base, including an estimated 40 million retail customers and 400,000 corporate customers following the merger, is an important element in facilitating expansion of the trust and investment banking services in our corporate banking business. By providing a wide range of financial products and services to our diverse customer base, we aim to significantly enhance profitability and competitiveness.

•	Strong Financial Foundation. In June 2006, we repaid the public funds that had been injected into UFJ Holdings and are seeking to implement our growth strategy under a more focused management. We have been a leader among Japanese financial groups in achieving large-scale reductions of non-performing loans, and we aim to continue these efforts to achieve financial soundness. Our strong financial foundation not only enables us to assume larger risk positions but also allows management resources to be fully devoted to business initiatives.

•	Highly Complementary Businesses and Networks. We believe that the merger enables us to realize integration synergies and to strengthen our customer base and business foundation in a well-balanced manner due to the highly complementary nature of MTFG’s and the UFJ group’s businesses and branch networks. For example, while MTFG’s customer base consisted primarily of large corporations, the UFJ group’s primary customer base consisted of individual customers and small- and medium-sized companies. The branch networks of the two groups are also complementary, as MTFG had a large number of branches in the Tokyo metropolitan area, while the UFJ group’s branch network was more concentrated in the Nagoya and Osaka metropolitan areas. These factors helped reduce the impact of the consolidation of overlapping outlets on the existing customer base and operations. We seek to enhance customer convenience through the balanced development of branch networks primarily in the Tokyo, Nagoya and Osaka metropolitan areas. We are working to provide a wider range of customer services by utlizing the complimentary nature of the companies comprising the new bank group.

•	Strong Corporate Governance and Transparency. As the only Japanese bank holding company listed on the New York Stock Exchange, or NYSE, we have been subject to the U.S. Sarbanes-Oxley Act and have been preparing to meet the requirements in respect of internal control over financial reporting that are mandated for all SEC-reporting companies. We aim to continue implementing an effective corporate governance system and to conduct transparent management at a level expected of a leading global financial institution. We also seek to implement appropriate corporate social responsibility policies to support sustainable growth.

In order to further enhance our operations and increase profits, in April 2004 we introduced an integrated business group system comprising three core business areas: Retail, Corporate, and Trust Assets. These three businesses serve as the group’s core sources of net operating profit. In addition, the role of Mitsubishi UFJ Financial Group, Inc. as the holding company has expanded from strategic coordination to integrated strategic management. Group-wide strategies are determined by the holding company and executed by the subsidiary banks and other subsidiaries.

Integrated Retail Banking Business Group

The Integrated Retail Banking Business Group covers all domestic retail businesses, including commercial banking, trust banking and securities businesses, and enables us to offer a full range of banking products and services, including financial consulting services, to retail customers in Japan. This business group integrates the retail business of BTMU, MUTB and MUS as well as retail product development, promotion and marketing in a single management structure. Many of our retail services are offered through our network of MUFG Plazas providing individual customers with one-stop access to our comprehensive financial product lineup of integrated commercial bank, trust bank and securities services.

Deposits and retail asset management services.    We offer a full range of bank deposit products. We have also introduced a new non-interest-bearing deposit account that is redeemable on demand and intended primarily for payment and settlement functions, and is fully insured without a maximum amount limitation. In addition, we also offer a wide range of foreign currency deposit accounts.

We also offer a variety of asset management and asset administration services to individuals, including savings instruments such as current accounts, ordinary deposits, time deposits, deposits at notice and other deposit facilities. We also offer trust products, such as loan trusts and money trusts, and other investment products, such as investment trusts, performance-based money trusts and foreign currency deposits.

We create portfolios tailored to customer needs by combining savings instruments and investment products. We also provide a range of asset management and asset administration products as well as customized trust products for high net worth individuals, as well as advisory services relating to, among other things, the purchase and disposal of real estate and effective land utilization and testamentary trusts.

Investment trusts.    We offer equity and public utility bond funds as well as a program fund, the M-CUBE program, which was developed exclusively for BTMU by Frank Russell Company and combines four specific funds. We offer a diverse menu of funds including newly added products such as BRICs and J-REITs that allow customers to achieve their desired balance of risk diversification and return.

Individual annuity insurance.    We have been actively promoting sales of individual annuity insurance products since the Japanese government lifted the prohibition against sales of such products by banks in October 2002. Our current product lineup features capital guaranteed variable annuity products, foreign currency-denominated variable annuity products and foreign currency- and yen-denominated fixed annuity insurance products.

Securities intermediation operations.    We entered the securities industry following the lifting of the ban on securities intermediation by banks in Japan on December 1, 2004. We offer stocks, investment trusts, foreign bonds and other various products through BTMU and MUTB with MUS, Mitsubishi UFJ Merrill Lynch PB Securities and kabu.com Securities Co., Ltd. acting as agents. We intend to increase the number of employees engaging in these operations and expand our range of product offerings in the future.

Loans.    We offer housing loans, card loans and other loans to individuals. With respect to housing loans, we have begun offering long-term fixed interest loans with a maximum period of 35 years. Furthermore, we conduct business development as an integrated group through activities such as offering favorable interest rates for housing loans that combine the resources of BTMU and MUTB.

Credit cards.    We offer a comprehensive IC card service that adds VISA credit card and electronic money functions to the standard BTMU bank cash card. The card is also equipped with a biometric verification security system that enhances security for customers. This comprehensive IC card with biometric verification system is the first such product in Japan. Our subsidiary UFJ NICOS Co., Ltd. offers a range of innovative products, including the Smartplus, a payment services using a contact-less IC card. In addition, our subsidiary, DC Card Co., Ltd. offer co-branded VISA and MasterCard credit cards.

DC Card Co., Ltd. and UFJ NICOS Co., Ltd. will merge to create Mitsubishi UFJ NICOS Co., Ltd. in April 2007. This merger will integrate the networks and products of our core credit card subsidiaries. Additional details of the merger will be determined through continuing discussions between the two entities.

Domestic Network.    In addition to our branch offices, we offer products and services through other direct distribution channels such as ATMs (including a convenience store-based ATM network utilized by a number of different banks), Tokyo-Mitsubishi UFJ Direct (telephone and internet banking services), MUFG Telebank (utilizes broadband video technology to provide counter services) and mail order. Similar to some other banks in Japan, BTMU has engaged in a business alliance with Japan Post in ATM/CD services since December 2004.

Our MUFG Plazas provide individual customers with one-stop access to our comprehensive financial product lineup by integrating commercial bank, trust bank and securities services. We operated 62 MUFG Plazas as of July 31, 2006.

Trust agency operations.    As a trust agency, BTMU markets MUTB products to retail customers. In addition, BTMU offers MUTB’s inheritance-related services.

Integrated Corporate Banking Business Group

The Integrated Corporate Banking Business Group covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. UNBC consists of BTMU’s subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients, from large corporations to medium-sized and small businesses. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers.

Corporate financing and fund management.    We advise on financing methods to meet various financing needs, including loans with derivatives, corporate bonds, commercial paper, asset-backed securities, securitization programs and syndicated loans. We also offer a wide range of products to meet fund management needs, such as deposits with derivatives, government bonds, debenture notes and investment funds.

Examples of traditional commercial banking services include loans, the arrangement of syndicated loans, securitization and the establishment of loan commitments. MUTB’s experience and know-how in the asset management business, real estate brokerage and appraisal services also enable us to offer services tailored to the financial strategies of each client, including securitization of real estate, receivables and other assets.

Settlement services.    We provide electronic banking services that allow customers to make domestic and overseas remittances electronically. Settlement and cash management services include global settlement services, Global Cash Management Services, which is a global pooling/netting service, and Treasury Station, a fund management system for group companies.

Risk management.    We offer swap, option and other risk-hedge programs to customers seeking to control foreign exchange, interest rate and other business risks.

Corporate management/financial strategies.    We provide advisory services to customers in the areas of mergers and acquisitions, inheritance-related business transfers and stock listings. We also help customers develop financial strategies to restructure their balance sheets. These strategies include the use of credit lines, factoring services and securitization of real estate.

Overseas business support.    We provide a full range of services to support customers’ overseas activities, including loans, deposits, assistance with mergers and acquisitions and cash management services. We also provide advisory services to help customers develop financial strategies, such as arranging the issuance of asset-backed commercial paper, providing credit commitments and securitizing real estate in Japan.

Advice on business expansion overseas.    We provide advisory services to clients launching businesses overseas, particularly Japanese companies expanding into other Asian countries.

UNBC.    As of March 31, 2006, BTMU owned 63% of UnionBanCal Corporation, a publicly traded company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. In October 2005, Union Bank of California sold its international correspondent banking business to Wachovia Corp. for approximately US$245 million.

Integrated Trust Assets Business Group

The Integrated Trust Assets Business Group covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the international strengths of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members. Our Integrated Trust Assets Business Group combines BTMU’s global custody services Mitsubishi UFJ Asset Management Co., Ltd.’s asset management services and trust assets management services and asset administration and custodial services through MUTB’s trust assets business.

Mitsubishi UFJ Asset Management Co., Ltd., which was established on October 1, 2005 through a merger between Mitsubishi Asset Management Co., Ltd. and UFJ Partners Asset Management Co., Ltd., provides asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan.

Global Markets

Global Markets consists of the treasury operations of BTMU, MUTB and MUS. Global Markets also conducts asset liability management and liquidity management and provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other

Other mainly consists of the corporate center of the holding company, BTMU, MUTB and MUS.

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

In terms of new market entrants, other financial institutions, such as Orix Corporation, and non-financial companies, such as Sony Corporation and Ito-Yokado Co., Ltd., have also begun to offer various banking services, often through non-traditional distribution channels. Also, in recent years, various large foreign financial institutions have significantly expanded their presence in the Japanese domestic market. Citigroup, for example, has expanded its banking activities and moved aggressively to provide investment banking and other financial services, including retail services. The planned privatization of Japan Post, a government-run public services corporation established on April 1, 2003 that is the world’s largest holder of deposits, and the expected establishment of a Postal Saving Bank in 2007, as well as the planned privatization of other governmental financial institutions, could also substantially increase competition within the financial services industry.

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

In the consumer banking sector, the deregulation of interest rates on yen deposits and other factors have enabled banks to offer customers an increasingly attractive and diversified range of products. For example, banks may now sell investment trusts and some types of insurance products, with the possibility of expanding to additional types of insurance products in the future. We face competition in this sector from other private financial institutions as well as from Japan Post. Recently, competition has also increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on currently available information published by the Financial Services Agency) as of June 1, 2006:

•	ordinary banks (127 ordinary banks and 67 foreign commercial banks with ordinary banking operations); and

•	trust banks (21 trust banks, including 4 Japanese subsidiaries of foreign financial institutions).

Ordinary banks in turn are classified as city banks, of which there are five, including BTMU, and regional banks, of which there are 112 and other banks, of which there are 10. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

The city banks are generally considered to constitute the largest and most influential group of banks in Japan. Generally, these banks are based in large cities, such as Tokyo, Osaka and Nagoya, and operate nationally through networks of branch offices. City banks have traditionally emphasized their business with large corporate clients, including the major industrial companies in Japan. However, in light of deregulation and other competitive factors, many of these banks, including BTMU, in recent years have increased their emphasis on other markets, such as small and medium-sized companies and retail banking.

With some exceptions, the regional banks tend to be much smaller in terms of total assets than the city banks. Each of the regional banks is based in one of the Japanese prefectures and extends its operations into neighboring prefectures. Their clients are mostly regional enterprises and local public utilities, although the regional banks also lend to large corporations. In line with the recent trend among financial institutions toward mergers or business tie-ups, various regional banks have announced or are currently negotiating or pursuing integration transactions, in many cases in order to be able to undertake the large investments required in information technology.

Trust banks, including MUTB, provide various trust services relating to money trusts, pension trusts and investment trusts and offer other services relating to real estate, stock transfer agency and testamentary services as well as banking services.

In recent years, almost all of the city banks have consolidated with other city banks and also, in some cases, with trust banks or long-term credit banks. Integration among these banks was achieved, in most cases, through the use of a bank holding company.

In addition to ordinary banks and trust banks, other private financial institutions in Japan, including shinkin banks or credit associations, and credit cooperatives, are engaged primarily in making loans to small businesses and individuals.

Government Financial Institutions

Since World War II, a number of government financial institutions have been established. These corporations are wholly owned by the government and operate under its supervision. Their funds are provided mainly from government sources. Certain types of operations currently undertaken by these institutions are planned to be assumed by, or integrated with the operations of, private corporations, through measures such as the privatization of Japan Post and other institutions.

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

The Banking Law.    Among the various laws that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses bank holding companies, capital adequacy, inspections and reporting, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions. In addition, the amendment to the Banking Law which came into effect in April 2006 relaxed the standards relating to bank-agent eligibility, which is expected to encourage banks to expand their operations through the use of bank agents.

Bank holding company regulations.    A bank holding company is prohibited from carrying on any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company or a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that is engaged in a business relating or incidental to the businesses of the companies mentioned above, such as a credit card company, a leasing company or an investment advisory company. Companies that cultivate new business fields may also become the subsidiary of a bank holding company.

Capital adequacy.    The capital adequacy guidelines adopted by the Financial Services Agency that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach introduced by the Basel Committee on Banking Supervision of the Bank for International Settlements, and are intended to further strengthen the soundness and stability of Japanese banks.

Under the risk-based capital framework for credit risk purposes of the capital adequacy guidelines, on-balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transaction. Five categories of risk weights (0%, 10%, 20%, 50% and 100%) are applied to the different types of balance sheet assets. Off-balance sheet exposures are taken into account by applying different categories of “credit conversion factors” or by using the “current exposure” method to arrive at credit-equivalent amounts, which are then weighted in the same manner as on-balance sheet assets involving similar counterparties, except that the maximum risk weight is 50% for exposures relating to foreign exchange, interest rate and other derivative contracts.

In addition to credit risks, the guidelines regulate market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. The risks subject to these guidelines are:

•	the risks pertaining to interest rate-related instruments and equities in the trading book; and

•	foreign exchange risks and commodities risks of the bank.

With regard to capital, the capital adequacy guidelines are in accordance with the standards of the Bank for International Settlement for a target minimum standard ratio of capital to modified risk-weighted assets of 8.0% on both consolidated and non-consolidated bases for banks with international operations, including BTMU and MUTB, or on a consolidated basis for bank holding companies with international operations, such as MUFG. Modified risk-weighted assets is the sum of risk-weighted assets compiled for credit risk purposes and market risks multiplied by 12.5. The capital adequacy guidelines place considerable emphasis on tangible common stockholders’ equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I capital generally consists of stockholders’ equity items, including common stock, preferred stock, capital surplus, retained earnings (which includes deferred tax assets) and minority interests, but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Tier II capital generally consists of:

•	general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets;

•	45% of the unrealized gains on investment securities classified as “other securities” under Japanese accounting rules;

•	45% of the land revaluation excess;

•	the balance of perpetual subordinated debt; and

•	the balance of subordinated term debt with an original maturity of over five years and preferred stock with a maturity up to 50% of Tier I capital.

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

Amendments to the capital adequacy guidelines limiting the portion of Tier I capital consisting of deferred tax assets became effective on March 31, 2006. The restrictions are targeted at major Japanese banks and their holding companies, which include MUFG and its subsidiary banks. The cap was initially set at 40% for the fiscal year ended March 31, 2006. It will then be lowered to 30% for the fiscal year ending March 31, 2007 and to 20% for the fiscal year ending March 31, 2008. The banks subject to the restrictions will not be able to reflect in their capital adequacy ratios any deferred tax assets that exceed the relevant limit.

In June 2004, the Basel Committee released revised standards called “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” or Basel II, which will apply to Japanese banks from the end of March 2007. Basel II has three core elements, or “pillars”: requiring minimum regulatory capital, the self-regulation of financial institutions based on supervisory review, and market discipline through the disclosure of information. Basel II is based on the belief that these three “pillars” will collectively ensure the stability and soundness of financial systems, and also reflect the nature of risks at each bank more closely. These amendments do not change the minimum capital requirements applicable to internationally active banks.

Inspection and reporting.    By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the Financial Services Agency monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The Financial Services Agency implemented the Financial Inspection Rating System (“FIRST”) for deposit-taking financial institutions on a trial basis from January 2006. By providing inspection results in the form of graded evaluations (i.e., ratings), the Financial Services Agency expects this rating system to motivate financial institutions to voluntarily improve their management and operations.

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

In November 2001, a law which imposes a limitation on a bank’s shareholding of up to the amount equivalent to its Tier I capital was enacted. The effective date of this limitation is September 30, 2006.

Securities and Exchange Law.    Article 65 of the Securities and Exchange Law of Japan generally prohibits a bank from engaging in the securities business. Under this law, banks, including BTMU and MUTB, may not engage in the securities business except for limited activities such as dealing in, underwriting and acting as broker for, Japanese governmental bonds, Japanese local government bonds and Japanese government guaranteed bonds, and selling investment trust certificates. Despite the general prohibition under Article 65, the Financial System Reform Act allows banks, trust banks and securities companies to engage in the businesses of other financial sectors through their subsidiaries in Japan.

A recent deregulation of the securities business has made clear that banks may engage in market-inducting businesses such as providing advice in connection with public offerings or listings and the amendment to the Securities and Exchange Law enacted as of June 2, 2004 lifted the ban on banks engaging in securities intermediation. As a result of the amendment, from December 1, 2004 banks are allowed to provide securities intermediary services if appropriate firewalls are in place.

Implementation of Financial Instruments and Exchange Law.    The Financial Instruments and Exchange Law amending the Securities and Exchange Law was promulgated in June 2006. The new law not only preserves the basic concepts of the Securities and Exchange Law, but to further protect investors, the new law also regulates sales of a wide range of financial instruments and services, requiring financial institutions to revise their sales rules and strengthen compliance frameworks accordingly. Among the instruments that the Japanese banks deal with, derivatives, foreign currency denominated deposits, and variable insurance and annuity products will be added to the types of securities covered by sales-related rules of conduct. These rules are expected to become effective in summer 2007.

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

City banks, regional banks, trust banks, and various other credit institutions participate in the deposit insurance system on a compulsory basis.

Under the Deposit Insurance Law, the maximum amount of protection is ¥10 million per customer within one bank. Since April 1, 2005, all deposits are subject to the ¥10 million maximum, except non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions, which are fully protected without a maximum amount limitation. Currently, the Deposit Insurance Corporation charges insurance premiums equal to 0.110% on the deposits in current accounts, ordinary accounts and other similar accounts, which are fully protected as mentioned above, and premiums equal to 0.080% on the deposits in other accounts.

Since 1998, the failure of a number of large-scale financial institutions has led to the introduction of various measures with a view to stabilizing Japan’s financial system, including financial support from the national budget.

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

Banks and bank holding companies that have received investments from the Resolution and Collection Corporation under the framework that previously existed under the Financial Function Early Strengthening Law are required to submit and, if necessary, update their restructuring plans relating to their management, finances and other activities. If a bank or bank holding company materially fails to meet the operating targets set in its restructuring plan, the Financial Services Agency can require it to report on alternative measures to achieve the targets, and also issue a business improvement order requiring it to submit a business improvement plan that indicates concrete measures to achieve the targets. The preferred shares that were previously issued by UFJ Holdings to the Resolution and Collection Corporation were exchanged for our newly issued preferred shares in the merger with UFJ Holdings and, as a result, we were required to submit restructuring plans until those preferred shares are redeemed. As MUFG completed the repayment of the public funds that UFJ Holdings received from the Resolution and Collection Corporation on June 9, 2006, we are no longer required to submit such restructuring plans.

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

On June 14, 2004, the Strengthening Financial Functions Law was enacted to establish a new framework for injecting public funds into financial institutions. The Strengthening Financial Functions Law broadens the range of financial institutions eligible to receive public funds and facilitates the preventive injection of public funds into troubled or potentially troubled financial institutions in order to avert financial crises. Applications for public-funds injection under the Strengthening Financial Functions Law must be made by March 31, 2008.

On October 28, 2005, the Financial Services Agency announced that the disposal of preferred stock and other publicly held securities should be profitable giving due consideration to taxpayer interest, but noted that disposals would generally be made at the request of the issuing financial institution in accordance with the financial institution’s capital policy. Later that day, the Deposit Insurance Corporation announced that, while disposal of publicly held securities would generally be made upon the request of the issuing financial institution, it will decide whether to voluntarily dispose of publicly held securities based on consultations with the relevant financial institution and on the following criteria: (i) whether the disposal would be profitable and advantageous (for preferred stock, when the common stock’s market price is at least 150% of the preferred stock’s conversion price for approximately 30 consecutive trading days); (ii) whether the disposal would adversely affect the market due to the method or size of repayment or otherwise impair the financial system; and (iii) whether the disposal would impair the financial institution’s financial condition.

Personal Information Protection Law.    With regards to protection of personal information, the new Personal Information Protection Law became fully effective on April 1, 2005. Among other matters, the law requires Japanese banking institutions to limit the use of personal information to the stated purpose and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the law, the Financial Services Agency may advise or order the bank to take proper action. The Financial Services Agency announced related guidelines for the financial services sector in December 2004.

Law concerning Protection of Depositors from Illegal Withdrawals Made by Counterfeit or Stolen Cards.     This new law, which became effective in February 2006, requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using counterfeit or stolen bank cards. The law also requires financial institutions to compensate depositors for any amount illegally withdrawn using counterfeit bank cards, unless the financial institution can verify that it acted in good faith without negligence, and there is gross negligence on the part of the relevant account holder.

Administrative Sanctions Against the UFJ Group by the Financial Services Agency.    The UFJ group’s predecessor entities, like other major Japanese banks, were recipients of public funds in the form of preferred shares and subordinated loans during the 1990s. Due to the continued ownership by Japan’s Resolution and Collection Corporation of preferred shares of UFJ Holdings, the UFJ group was required to prepare a business revitalization plan and report to the Financial Services Agency on progress in meeting its goals. For the year ended March 31, 2003, 15 financial institutions, including the UFJ group, underperformed some of their plan targets by more than 30% and, as a result, the Financial Services Agency in August 2003 issued business improvement administrative orders against such institutions.

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

Business Improvement Order Issued to Bank of Tokyo-Mitsubishi by the Financial Services Agency.    The Financial Services Agency announced on August 26, 2005 that it had issued a business improvement order to BTMU after a temporary employee was found to have embezzled more than ¥900 million over a period of more than ten years. The order required BTMU to establish a compliance system by adopting measures to prevent similar misconduct and to ensure the effectiveness of internal audit functions.

Proposed government reforms to restrict maximum interest rates on consumer lending business.    The Japanese government is contemplating the implementation of regulatory reforms targeting the consumer lending industry. Media reports indicate that lawmakers are considering proposals to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law, which is currently 29.2% per annum, to the lower limits (15-20% per annum) set by the Interest Rate Restriction Law.

Under the current system, lenders that satisfy certain conditions can validly charge interest rates exceeding the limits set by the Interest Rate Restriction Law, provided such higher interest rates do not exceed the limits stipulated by the Investment Deposit and Interest Rate Law. Under the proposed reforms, however, all interest rates would be subject to the lower limits imposed by the Interest Rate Restriction Law, which may in turn compel loan companies to lower the interest rates they charge borrowers. The government is also considering the appropriate treatment of transition periods and small-amount or short-term loans.

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

Overall supervision and regulation.    We are subject to supervision, regulation and examination with respect to our U.S. operations by the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, pursuant to the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we are a bank holding company and a foreign banking organization, respectively, as defined pursuant to those statutes. The Federal Reserve Board functions as our “umbrella” regulator under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

•	prohibited further expansion of the types of activities in which bank holding companies, acting directly or through nonbank subsidiaries, may engage;

•	authorized qualifying bank holding companies to opt to become “financial holding companies,” and thereby acquire the authority to engage in an expanded list of activities, including merchant banking, insurance underwriting and a full range of securities activities; and

•	modified the role of the Federal Reserve Board by specifying new relationships between the Federal Reserve Board and the functional regulators of nonbank subsidiaries of both bank holding companies and financial holding companies.

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

U.S. branches and agencies of subsidiary Japanese banks.    Under the authority of the IBA, our subsidiary banks in Japan, BTMU and MUTB, operate seven branches, two agencies and five representative offices in the United States. BTMU operates branches in Los Angeles and San Francisco, California; Chicago, Illinois; New York, New York; Portland, Oregon; and Seattle, Washington; agencies in Atlanta, Georgia and Houston, Texas; and representative offices in Washington, D.C; Minneapolis, Minnesota; Dallas, Texas; Jersey City, New Jersey; and Florence, Kentucky. MUTB operates a branch in New York, New York.

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

U.S. branches and agencies of foreign banks must be licensed, and are also supervised and regulated, by a state or by the Office of the Comptroller of the Currency, or the OCC, the federal regulator of national banks. All of the branches and agencies of BTMU and MUTB in the United States are state-licensed. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound practices. U.S. federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

As an example of state supervision, the branches of BTMU and MUTB in New York are licensed by the New York State Superintendent of Banks, or the Superintendent, pursuant to the New York Banking Law. Under the New York Banking Law and the Superintendent’s Regulations, each of BTMU and MUTB must maintain with banks in the State of New York eligible assets as defined and in amounts determined by the Superintendent. These New York branches must also submit written reports concerning their assets and liabilities and other matters, to the extent required by the Superintendent, and are examined at periodic intervals by the New York State Banking Department. In addition, the Superintendent is authorized to take possession of the business and property of BTMU and MUTB located in New York whenever events specified in the New York Banking Law occur.

U.S. subsidiary banks.    We indirectly own and control three U.S. banks:

•	Bank of Tokyo-Mitsubishi UFJ Trust Company, New York, New York (through BTMU, a registered bank holding company),

•	Union Bank of California, N.A. (through BTMU and its subsidiary, UnionBanCal Corporation, a registered bank holding company), and

•	Mitsubishi UFJ Trust & Banking Corporation (U.S.A.), New York, New York (through MUTB, a registered bank holding company).

Bank of Tokyo-Mitsubishi UFJ Trust Company and Mitsubishi UFJ Trust & Banking Corporation (U.S.A.) are chartered by the State of New York and are subject to the supervision, examination and regulatory authority of the Superintendent pursuant to the New York Banking Law. Union Bank of California, N.A., is a national bank subject to the supervision, examination and regulatory authority of the OCC pursuant to the National Bank Act.

The Federal Deposit Insurance Corporation, or the FDIC, is the primary federal agency responsible for the supervision, examination and regulation of the two New York-chartered banks referred to above. The FDIC may take enforcement action, including the issuance of prohibitive and affirmative orders, if it determines that a financial institution under its supervision has engaged in unsafe or unsound banking practices, or has committed violations of applicable laws and regulations. The FDIC insures the deposits of all three U.S. subsidiary banks. In the event of the failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the Federal Deposit Insurance Act. An FDIC-insured institution that is affiliated with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. In the liquidation or other resolution of a failed FDIC- insured depository institution, deposits in its U.S. offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under longstanding Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support such banks.

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

Other regulated U.S. subsidiaries.    Our nonbank subsidiaries that engage in securities-related activities in the United States are regulated by appropriate functional regulators, such as the SEC, any self-regulatory organizations of which they are members, and the appropriate state regulatory agencies. These nonbank subsidiaries are required to meet separate minimum capital standards as imposed by those regulatory authorities.

The Gramm-Leach-Bliley Act removed almost all of the pre-existing statutory barriers to affiliations between commercial banks and securities firms by repealing Sections 20 and 32 of the Glass-Steagall Act. At the same time, however, the so-called “push-out” provisions of the Gramm-Leach-Bliley Act narrowed the exclusion of banks, including the U.S. branches of foreign banks, from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934, potentially requiring all such banks to transfer some activities to affiliated broker-dealers. The SEC has issued rules regarding the push-out of “dealer” functions that became effective on September 30, 2003. On June 30, 2004, the SEC issued its proposed Regulation B, which would govern the push-out requirements for “broker” functions. The SEC has issued Regulation B in interim form but has exempted banks from the definition of “broker” until September 30, 2006. The final form of Regulation B, its applicability to banks and the date of its effectiveness are still subject to change. At this time, we do not believe that these push-out rules as adopted or as currently proposed will have a significant impact on our business as currently conducted in the United States.

Anti-Money Laundering Initiatives and the USA PATRIOT Act.    A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of implementing regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of their customers. In addition, the bank regulatory agencies carefully scrutinize the adequacy of an institution’s policies, procedures and controls. As a result, there has been an increased number of regulatory sanctions and law enforcement authorities have been taking a more active role. Failure of a financial institution to maintain and implement adequate policies, procedures and controls to prevent money laundering and terrorist financing could in some cases have serious legal and reputational consequences for the institution, including the incurring of expenses to enhance the relevant programs and the imposition of limitations on the scope of their operations.

C.    Organizational Structure

The following chart presents our basic corporate structure as at March 31, 2006:

Set forth below is a list of our significant subsidiaries at March 31, 2006:

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan	100.00	100.00
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00	100.00
Mitsubishi UFJ Securities Co., Ltd.	Japan	62.50	63.32
Mitsubishi UFJ Asset Management Co., Ltd.	Japan	100.00	100.00
UFJ NICOS Co., Ltd.	Japan	69.05	69.12
DC Card Co., Ltd.	Japan	44.82	44.82
MU Strategic Partner Co., Ltd.	Japan	100.00	100.00
Mitsubishi UFJ Home Loan Credit Co., Ltd.	Japan	99.99	99.99
The Senshu Bank, Ltd.	Japan	68.17	68.33
NBL Co., Ltd.	Japan	89.74	89.74
The Master Trust Bank of Japan, Ltd.	Japan	46.50	46.50
Mitsubishi UFJ Factors Limited	Japan	75.77	75.77
Mitsubishi UFJ Research and Consulting Ltd.	Japan	69.45	69.45
MU Investments Co., Ltd.	Japan	100.00	100.00
Defined Contribution Plan Consulting of Japan Co., Ltd.	Japan	70.00	70.00
BOT Lease Co., Ltd.	Japan	21.06	21.06
UnionBanCal Corporation	USA	62.91	62.91
Union Bank of California, N.A.	USA	62.91	62.91
Bank of Tokyo-Mitsubishi UFJ (Canada)	Canada	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.	Netherlands	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ Trust Company	USA	100.00	100.00
Banco de Tokyo-Mitsubishi UFJ Brasil S/A	Brazil	98.92	98.92
Bank of Tokyo-Mitsubishi UFJ (Malaysia) Berhad	Malaysia	100.00	100.00
Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.	Switzerland	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A.	Luxembourg	99.99	99.99
BTMU North America International, Inc.	USA	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (Mexico) S.A.	Mexico	100.00	100.00
PT U Finance Indonesia	Indonesia	95.00	95.00
Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)	USA	100.00	100.00
Mitsubishi UFJ Trust International Limited	UK	100.00	100.00
Mitsubishi UFJ Securities International plc	UK	100.00	100.00
Mitsubishi UFJ Securities (USA), Inc.	USA	100.00	100.00
Mitsubishi UFJ Securities (HK) Holdings, Limited	Peoples’ Republic of China	100.00	100.00

D.    Property, Plants and Equipment

Premises and equipment at March 31, 2005 and 2006 consisted of the following:

	2005	2006
	(in millions)
Land	¥170,834	¥471,184
Buildings	415,606	576,899
Equipment and furniture	440,258	565,857
Leasehold improvements	229,938	308,905
Construction in progress	2,923	6,703

Total	1,259,559	1,929,548
Less accumulated depreciation	690,753	755,971

Premises and equipment—net	¥568,806	¥1,173,577

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo. At March 31, 2006, we and our subsidiaries conducted our operations either in our owned premises or in leased properties.

The following table presents the areas and book values of our material office and other properties at March 31, 2006:

	Area	Book value
	(in thousands of square feet)	(in millions)
Owned land	22,261	¥471,184
Leased land	1,907	—
Owned buildings.	28,017	304,667
Leased buildings	19,228	—

Our owned buildings and land are primarily used by us and our subsidiaries. Most of the buildings and land owned by us are free from material encumbrances, except as described below.

In March 1999, Bank of Tokyo-Mitsubishi sold to Mitsubishi Estate Co., Ltd., or Mitsubishi Estate, a 50% undivided interest in the buildings and land for its head office and Nihonbashi office and, at the same time, Bank of Tokyo-Mitsubishi entered into an agreement to lease back from the buyer the 50% undivided interests of the buildings sold for a period of seven years. We accounted for these transactions as financing arrangements. On August 31, 2005, Bank of Tokyo-Mitsubishi bought back the aforementioned buildings and land from Mitsubishi Estate. For further information, see note 9 to our consolidated financial statements.

During the fiscal year ended March 31, 2006, we invested approximately ¥82.4 billion in our subsidiaries primarily for office renovations and relocation, primarily due to the merger with UFJ Holdings.

Item 4A.    Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

A.    Operating Results

Introduction

We are a holding company for Bank of Tokyo-Mitsubishi UFJ, or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Securities, or MUS, and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key figures prepared in accordance with US GAAP relating to our business.

Due to our merger with UFJ Holdings on October 1, 2005, the results for the fiscal year ended March 31, 2006 reflect the pre-merger results of MTFG for the six months ended September 30, 2005 and the post-merger results of MUFG for the six months ended March 31, 2006, while the results for the fiscal years ended March 31, 2004 and 2005 reflect the results of MTFG only. The merger with UFJ Holdings was the major factor in the changes in many of the items in our consolidated statements of income as well as our consolidated balance sheet for the fiscal year ended March 31, 2006.

	Fiscal years ended March 31,
	2004	2005	2006
	(in billions)
Net interest income	¥992.7	¥969.1	¥1,648.6
Provision (credit) for credit losses	(114.4)	108.3	110.2
Non-interest income	1,298.7	986.8	1,067.4
Non-interest expense	1,229.4	1,129.2	2,076.1
Net income	823.0	415.2	363.5
Total assets (at end of period)	103,699.1	108,422.1	186,219.4

Our revenues consists of net interest income and non-interest income.

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income consists of:

•	fees and commissions, including

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

•	fees and commissions on stock transfer agency services,

•	guarantee fees, and

•	other fees and commissions;

•	foreign exchange gains (losses)—net, which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits—net, which primarily include net gains (losses) on trading securities and interest rate derivative instruments entered into for trading purposes;

•	investment securities gains (losses)—net, which primarily include net gains on sales of marketable securities, particularly marketable equity securities;

•	equity in earnings (losses) of equity method investees; and

•	other non-interest income.

Provision (credit) for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

Core Business Areas

Effective April 1, 2004, we implemented an integrated business group system, which currently integrates the operations of BTMU, MUTB, MUS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. These three businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Global Markets and Other.

Our business segment information is not consistent with our consolidated financial statements prepared in accordance with US GAAP. The following chart illustrates the relative contributions to operating profit for the fiscal year ended March 31, 2006 of the three core business areas and the other business areas based on our segment information:

Establishment of Mitsubishi UFJ Financial Group

In October 2005, Mitsubishi Tokyo Financial Group, Inc. merged with UFJ Holdings, Inc. to form Mitsubishi UFJ Financial Group, Inc. At the same time, their respective trust banking and securities companies merged to form MUTB and MUS. This was followed in January 2006 by the merger of our subsidiary commercial banks to form BTMU.

The merger marked the creation of a fully-fledged, comprehensive financial group with a broad and balanced domestic and international network, and a diverse range of services provided by group companies, complemented by one of the largest customer base in Japan. We aim to complete the integration process and realize the benefits of integration while enhancing the types and quality of our services in order to flexibly and comprehensively meet a diverse range of customer needs.

The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. The purchase price of UFJ Holdings amounted to ¥4,406.1 billion, of which ¥4,403.2 billion was recorded in capital surplus relating to the merger with UFJ Holdings and the direct acquisition costs of ¥2.9 billion were included in the purchase price. Shareholders’ equity of UFJ Holdings was ¥2,530.8 billion and the goodwill relating to the merger with UFJ Holdings was ¥1,733.1 billion.

Related to the merger, UFJ Holdings shareholders of record as of September 30, 2005 received 0.62 shares of our common stock in exchange for one share of UFJ Holdings common stock. As a result of the merger, we issued 3,215,172 shares of new common stock to UFJ Holdings shareholders, representing a 49.12% increase in our common shares issued as of October 3, 2005. Additionally, each outstanding share of class II, IV, V, VI and VII preferred stock of UFJ Holdings was exchanged for one share of our class 8, 9, 10, 11 and 12 preferred stock, respectively.

For further information, see note 2 and note 20 to our consolidated financial statements.

Recent Developments

Completion of Public Fund Repayment and Repurchase of Our Common Shares

UFJ Holdings was a recipient of public funds from the Resolution and Collection Corporation, a Japanese government entity. The public funds were injected in the form of a convertible preferred stock investment in UFJ Holdings. This convertible preferred stock was exchanged in the merger with UFJ Holdings for newly issued preferred shares of MUFG that were convertible into common stock.

Between October 2005 and June 2006, the Resolution and Collection Corporation sold in the market 666,962 shares of our common stock which were issued upon conversion (or acquisition claim after the Company Law took effect) of our preferred shares held by the Resolution and Collection Corporation. Along with these sales, we repurchased 681,690 shares of our common stock.

In June 2006, 277,245 shares of the common stock issued upon an acquisition claim for the preferred shares held by the Resolution and Collection Corporation were sold by the Resolution and Collection Corporation in a secondary offering of shares and, at the same time, 41,000 shares of the common stock were sold by way of over allotment. For this overallotment, we sold 41,000 treasury shares of our common stock.

The remaining preferred shares held by the Resolution and Collection Corporation were sold to non-governmental institutions.

As a result of the above transactions, there are currently no public funds in our capital base.

Sale of UnionBanCal’s International Correspondent Banking Business

In September 2005, UnionBanCal Corporation, a U.S. subsidiary of BTMU, signed a definitive agreement to sell its international correspondent banking operations to Wachovia Bank, N.A. effective October 6, 2005, and the principal legal closing of the transaction took place on the same day. At the principal closing, no loans or other assets were acquired by Wachovia Bank, N.A., and no liabilities were assumed. As of June 30, 2006, all of UnionBanCal Corporation’s offices designated for disposal were closed. The remaining assets include deposits with banks awaiting approval for repatriation of capital and unremitted profits and loans that are maturing by January 2008. The remaining liabilities primarily consist of accrued expenses, which will be settled when due.

We accounted for the transaction as discontinued operations in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” and presented the financial position and results of operations of discontinued operations as a separate line item in our consolidated financial statements. See note 3 to our consolidated financial statements for more information.

Establishment of Mitsubishi UFJ Merrill Lynch PB Securities

In May 2006, we established a joint-venture private banking firm named Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., with Merrill Lynch & Co., Inc. and Merrill Lynch Japan Securities Co., Ltd. The joint venture firm offers high-net-worth Japanese individuals and small and medium-sized organizations a full range of innovative financials products and services. BTMU and MUS own 40% and 10%, respectively, of the voting common shares of the joint venture company, and Merrill Lynch owns the remaining 50%. Merrill Lynch Japan Securities contributed its private client business, comprising approximately 8,000 client accounts and more than ¥1 trillion in assets under administration, into the joint venture firm. We, in turn, will introduce the capabilities and services of the joint venture firm to BTMU’s high-net-worth client base.

Mitsubishi UFJ Securities Becomes a Directly-Held Subsidiary

On July 1, 2005, MTFG made Mitsubishi Securities a directly-held subsidiary by acquiring substantially all of the shares of Mitsubishi Securities common stock then held by our subsidiary banks. As a result of this transfer of shares within our group and the merger between Mitsubishi Securities and UFJ Tsubasa Securities to form MUS, as of March 31, 2006, we held MUS common stock representing 63% of the voting rights. Since the transfer was a transaction among our group companies, other than the effect of income tax, the transfer did not impact our consolidated financial statements.

On August 29, 2006, we and MUS signed a basic agreement regarding a proposed share exchange agreement to make MUS a wholly-owned subsidiary, subject to approval by MUS shareholders and the relevant authorities. The purpose of making MUS a wholly-owned subsidiary is, among other factors, to seize the opportunities presented by the deregulation of the Japanese financial markets and further enhance cooperation between group companies. We believe that we will be able to further strengthen our securities and investment banking businesses and maximize synergies among our banking, trust and securities businesses. As a result of the proposed share exchange which is planned to be completed by March 31, 2007, MUS shareholders will receive shares of our common stock in exchange for their shares of MUS common stock and become our shareholders.

Strategic Business and Capital Alliance with Norinchukin Bank

In November 2005, we entered into a definitive agreement regarding a strategic business and capital alliance with Norinchukin Bank. As part of this alliance, we will provide specific infrastructure and know-how in the retail business to Norinchukin Bank while gaining access to Norinchukin Bank’s extensive customer base and operational network. This alliance will enable us to strengthen our retail business and enhance our revenue base by increasing the number of credit card customers. In December 2005, as part of the capital alliance, Norinchukin Bank purchased 17,700 shares of class 8 preferred stock and 22,400 shares of class 12 preferred stock of MUFG from the Resolution and Collection Corporation for ¥101.4 billion. Norinchukin Bank also purchased 50,000,000 shares of first series class I stock of UFJ NICOS Co., Ltd., a consolidated subsidiary of BTMU that was formed by the merger of Nippon Shinpan Co., Ltd. and UFJ Card Co., Ltd. in October 2005, for approximately ¥100 billion.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Plans

The substitutional portion of employee pension fund liabilities of Bank of Tokyo-Mitsubishi were transferred to the Japanese government in March 2005. Since the transfer was completed after the measurement date in the fiscal year ended March 31, 2005, we recognized net gains of ¥35.0 billion as a result of the transfer / settlement for the fiscal year ended March 31, 2006. This gain consisted of ¥103.0 billion in non-interest income under a government grant for the transfer of the substitutional portion of employees’ pension fund plans and ¥68.0 billion in non-interest expense under salaries and employee benefits. For further information, see note 18 to our consolidated financial statements.

Basic Agreement on the Merger of UFJ NICOS and DC Card

On January 26, 2006, we, UFJ NICOS and DC Card, our credit card subsidiaries, and BTMU entered into a basic agreement on the merger of UFJ NICOS and DC Card. The merger is planned to take place on April 1, 2007 with UFJ NICOS being the surviving entity. The objective of the merger is to combine UFJ NICOS’ large and extensive network, reputation and product development capability with DC Card’s co-branding relationships and acceptance of regional cards.

Purchase of Preferred Stock of Subsidiary

In May 2006, BTMU purchased from Merrill Lynch all of the preferred stock and the rights to subscribe for new shares issued by MU Strategic Partner Co., Ltd., a subsidiary of BTMU, in consideration of ¥120.0 billion for the preferred stock and ¥48.6 billion for the rights to subscribe for new shares.

MU Strategic Partner, formerly known as UFJ Strategic Partner Co., Ltd., was incorporated in December 2002 for the purpose of promoting the resolution of problem loans and raising equity capital. Pursuant to the Investors Agreement between the former UFJ Bank and Merrill Lynch in February 2003, MU Strategic Partner raised equity capital by the issuance of preferred stock of ¥120.0 billion to Merrill Lynch, and has committed itself to restructuring, and resolving problem loans.

MU Strategic Partner has made substantive progress in its measures to resolve problem loans, and BTMU has dissolved its capital relationship with Merrill Lynch through MU Strategic Partner and has made MU Strategic Partner its wholly owned subsidiary.

Issuance of “Non-dilutive” Preferred Securities

In order to strengthen our capital base, in August 2005, MTFG Capital Finance Limited, a special purpose company established in the Cayman Islands, issued ¥165 billion in non-cumulative and non-dilutive perpetual preferred securities in a private placement to institutional investors.

Similarly, in March 2006, MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited, special purpose companies established in the Cayman Islands, issued $2.3 billion, €750 million and ¥120 billion, respectively, in non-cumulative and non-dilutive perpetual preferred securities in a global offering targeting overseas institutional investors.

Those preferred securities contribute to our Tier 1 capital at March 31, 2006 under the BIS capital adequacy requirements. However, for accounting purposes under US GAAP, because those special purpose companies are not consolidated entities, the loans, which are made to us from the proceeds from the preferred securities issued by these special purpose companies, are presented as long-term debt in our consolidated balance sheet at March 31, 2006.

Purchase of 50% of Bank of Tokyo-Mitsubishi’s Head Office and Nihonbashi Annex

In August 2005, Bank of Tokyo-Mitsubishi purchased from Mitsubishi Estate Co., Ltd., the equivalent of 50% of the land and buildings of Bank of Tokyo-Mitsubishi’s head office and Nihonbashi annex, for approximately ¥111.6 billion. The purchase was undertaken to increase the stability and flexibility of the property as the office buildings and land function as a significant part of BTMU’s infrastructure. For further information, see note 9 to our consolidated financial statements.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a wide range of financial operations, including commercial banking, investment banking, asset management, trust banking and securities-related businesses, and provide related services to individuals primarily in Japan and the United States and corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	General economic conditions;

•	Interest rates;

•	Currency exchange rates; and

•	Stock and real estate prices.

Economic Environment in Japan

For the fiscal year ended March 31, 2006, the Japanese economy started off slowly, due mainly to an adjustment in inventory in the IT sector. However, with the rise in exports in the summer, along with increases in capital expenditures and steady increases in private consumption, the Japanese economy moved toward recovery.

With respect to interest rates, the Bank of Japan lifted its easy monetary policy in March 2006 due to increases in consumer prices, but short-term interest rates remained at near zero percent. As to long-term interest rates, the yield on ten-year Japanese government bonds declined slightly during the first half of the fiscal year, but later rose due to anticipation surrounding the lifting of the easy monetary policy by the Bank of Japan. In July 2006, the Bank of Japan abolished its zero interest rate policy and raised the uncollateralized overnight call rate to 0.25%. The following chart shows the interest rate trends in Japan since January 2003:

The Japanese stock markets continued to rise during the fiscal year ended March 31, 2006. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, rose from ¥11,668.95 at March 31, 2005 to ¥17,059.66 at March 31, 2006. Similarly, the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, rose from 1,182.18 at March 31, 2005 to 1,728.16 at March 31, 2006. As of mid-September 2006, the Nikkei Stock Average was around ¥16,000, and TOPIX was around 1,600.

In the foreign exchange markets, the yen depreciated against the US dollar during the period due to the widening interest rate differentials between Japan and the U.S., caused by the steady increase in US interest rates. The following chart shows the foreign exchange rates expressed in Japanese yen per $1.00:

Based on the average government-set official land prices as of January 1, 2006, average land prices in Japan continued to decline, but in major metropolitan areas, such as Tokyo, Osaka and Nagoya, land prices showed a bottoming-out trend. Nationwide residential land prices and land prices for commercial properties as of January 1, 2006 both declined 2.7%, compared to a 4.6% decline for residential land prices and a 5.6% decline for commercial properties in the previous year. Tokyo residential land prices and land prices for commercial properties as of January 1, 2006 increased 0.8% and 3.0%, respectively, compared to a decline of 1.7% for residential land prices and a decline of 0.9% for commercial properties in the previous year.

The number of companies who filed for legal bankruptcy filings in Japan during the fiscal year ended March 31, 2006 was approximately 9,000, an increase from approximately 6,000 for the previous fiscal year. The gross amount of liabilities was approximately ¥5.8 trillion, which is relatively unchanged from the previous fiscal year due to a decrease in large-scale bankruptcies.

International Financial Markets

With respect to the international financial and economic environment for the fiscal year ended March 31, 2006, overseas economies such as the United States and China showed steady signs of economic growth.

In the United States, the target for the federal funds rate was raised a total of eight times, from 2.75% to 4.75%. The 10-year U.S. treasury note, a benchmark for long-term interest rates, started at around 4.3% in April 2005 and climbed to around 4.7% in March 2006. As of mid-September 2006, the federal funds rate was 5.25% and the 10-year yield was around 4.7%.

In the EU, the European Central Bank’s policy rate was also raised twice, from 2.0% to 2.5%, during the fiscal year ended March 31, 2006 and was 3.00% as of mid-September 2006.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. The notes to our consolidated financial statements provide a summary of our significant accounting policies. The following is a summary of the critical accounting estimates:

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of probable losses in our loan portfolio. The evaluation process, including credit-ratings and self-assessments, involves a number of estimates and judgments. The allowance is based on two principles of accounting: (1) Statement of Financial Accounting Standards, or SFAS, No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and can be estimated; and (2) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures,” which require that losses be accrued based on the difference between the present value of expected future cash flows discounted at the loan’s effective interest rate, the fair value of collateral or the loan’s observable market value and the loan balance.

Our allowance for credit losses consists of an allocated allowance and an unallocated allowance. The allocated allowance comprises (a) the allowance for specifically identified problem loans, (b) the allowance for large groups of smaller balance homogeneous loans, (c) the allowance for loans exposed to specific country risk and (d) the formula allowance. Both the allowance for loans exposed to specific country risk and formula allowance are provided to performing loans that are not subject to either the allowance for specifically identified problem loans or the allowance for large groups of smaller balance homogeneous loans. The allowance for loans exposed to specific country risk covers transfer risk which is not specifically covered by other types of allowance. Each of these components is determined based upon estimates that can and do change when actual events occur.

The allowance for specifically identified problem loans, which represent large-balance, non-homogeneous loans that have been individually determined to be impaired, uses various techniques to arrive at an estimate of loss. Historical loss information, discounted cash flows, fair value of collateral and secondary market information are all used to estimate those losses.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment, and the allowance for such loans is established through a process that begins with estimates of probable losses inherent in the portfolio. These estimates are based upon various analyses, including historical delinquency and credit loss experience.

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

Determining the adequacy of the allowance for credit losses requires the exercise of considerable judgment and the use of estimates, such as those discussed above. To the extent that actual losses differ from management’s estimates, additional provisions for credit losses may be required that would adversely impact our operating results and financial condition in future periods.

Impairment of Investment Securities

US GAAP requires the recognition in earnings of an impairment loss on investment securities for a decline in fair value that is other than temporary. Determinations of whether a decline is other than temporary often involves estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss has been incurred at the balance sheet date. These judgments are based on subjective as well as objective factors. We conduct a review semi-annually to identify and evaluate investment securities that have indications of possible impairment. The assessment of other than temporary impairment requires judgment and therefore can have an impact on the results of operations. Impairment is evaluated considering various factors, and their significance varies from case to case.

Debt and marketable equity securities.    In determining whether a decline in fair value below cost is other than temporary for a particular security, indicators of an other than temporary decline for both debt and marketable equity securities include, but are not limited to, the extent of decline in fair value below cost and the length of time that the decline in fair value below cost has continued. If a decline in fair value below cost is 20% or more or has continued for six months or more, we generally deem such decline as an indicator of an other than temporary decline. We also consider the current financial condition and near-term prospects of issuers primarily based on the credit standing of the issuers as determined by our credit rating system.

Certain securities held by BTMU, MUTB and certain other subsidiaries, which primarily consist of debt securities issued by the Japanese national government and generally considered to be of minimal credit risk, were determined not to be impaired in some cases, on the basis of the respective subsidiary’s ability and positive intent to hold such securities to maturity.

The determination of other than temporary impairment for certain securities held by UnionBanCal Corporation, our U.S. subsidiary, which primarily consist of securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, are made on the basis of a cash flow analysis of securities and/or the ability of UnionBanCal Corporation to hold such securities to maturity.

The aggregate amount of unrealized losses at March 31, 2006 that we determined to be temporary was ¥71,528 million.

Nonmarketable equity securities.    Nonmarketable equity securities are equity securities of companies that are not publicly traded or are thinly traded. Such securities are primarily held at cost less other than temporary impairment if applicable. For the securities carried at cost, we consider factors such as the credit standing of issuers and the extent of decline in net assets of issuers to determine whether the decline is other than temporary. When we determine that the decline is other than temporary, nonmarketable equity securities are written down to our share of the amount of the issuer’s net assets, which approximates fair value. When the decline is other than temporary, certain nonmarketable equity securities issued by public companies, such as preferred stock convertible to marketable common stock in the future, are written down to fair value estimated by commonly-accepted valuation models, such as option pricing models based on a number of factors, including the quoted market price of the underlying marketable common stock, volatility and dividend payments as appropriate.

The markets for equity securities and debt securities are inherently volatile, and the values of both types of securities have fluctuated significantly in recent years. Accordingly, our assessment of potential impairment involves risks and uncertainties depending on market conditions that are global or regional in nature and the condition of specific issuers or industries, as well as management’s subjective assessment of the estimated future performance of investments. If we later conclude that a decline is other than temporary, the impairment loss may significantly affect our operating results and financial condition in future periods.

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

In determining a valuation allowance, we perform a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance is recognized against the deferred tax assets to the extent that it is more likely than not that they will not be realized.

Among other factors, forecasted operating results, which serve as the basis of our estimation of future taxable income, have a significant effect on the amount of the valuation allowance. In developing forecasted operating results, we assume that our operating performance is stable for certain entities where strong positive evidence exists, including core earnings based on past performance over a certain period of time. The actual results may be adversely affected by unexpected or sudden changes in interest rates as well as an increase in credit-related expenses due to the deterioration of economic conditions in Japan and material declines in the Japanese stock market to the extent that such impacts exceed our original forecast. In addition, near-term taxable income is also influential on the amount of the expiration of unused operating loss carryforwards since tax regulations permit net operating losses to be deducted for a predetermined period generally no longer than seven years. At March 31, 2006, we had operating loss carryforwards of ¥4,036.8 billion, the majority of which will expire by March 31, 2010.

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates as discussed above, the currently established allowance may not be sufficient. If the estimated allowance is not sufficient, we will incur additional deferred tax expenses, which could materially affect our operating results and financial condition in future periods.

Accounting for Goodwill and Intangible Assets

US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a two-step process that begins with an estimation of the fair value of a reporting unit of our business, which is to be compared with the carrying amount of the unit, to identify potential impairment of goodwill. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Since an observable quoted market price for a reporting unit is not always available, the fair value of the reporting units are determined using a combination of valuation techniques consistent with the income approach and market approach. In the income approach, discounted cash flows were calculated by taking the net present value based on each reporting unit’s internal forecasts. Cash flows were discounted using a discount rate approximating the weighted average cost of capital after making adjustments for risks inherent in the cash flows. In the market approach, analysis using market-based trading and transaction multiples was used. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss recorded in income. This test requires comparison of the implied fair value of the unit’s goodwill with the carrying amount of that goodwill. The estimate of the implied fair value of the reporting unit’s goodwill requires us to allocate the fair value of a reporting unit to all of the assets and liabilities of that reporting unit, including unrecognized intangible assets, if any, since the implied fair value is determined as the excess of the fair value of a reporting unit over the net amounts assigned to its assets and liabilities in the allocation. Accordingly, the second step of the impairment test also requires an estimate of the fair value of individual assets and liabilities, including any unrecognized intangible assets that belong to that unit.

In connection with our merger with UFJ Holdings, we recorded goodwill of ¥1,733.1 billion, and goodwill was not impaired as of March 31, 2006, nor was any goodwill written off during the fiscal year ended March 31, 2006. See note 2 to our consolidated financial statements for more information on the goodwill acquired in connection with the merger with UFJ Holdings, and note 10 to our consolidated financial statements for more information on goodwill by major business segments.

Intangible assets are amortized over their estimated useful life unless they have indefinite useful lives. Amortization for intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets. Intangible assets having indefinite useful lives are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite-lived asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount exceeds the fair value of the intangible asset.

Accrued Severance Indemnities and Pension Liabilities

We have defined benefit retirement plans, including lump-sum severance indemnities and pension plans, which cover substantially all of our employees. Severance indemnities and pension costs are calculated based upon a number of actuarial assumptions, including discount rates, expected long-term rates of return on our plan assets and rates of increase in future compensation levels. In accordance with US GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, and affect our recognized net periodic pension costs and accrued severance indemnities and pension obligations in future periods. We had an unrecognized net actuarial gain for domestic severance indemnities and pension plans of ¥58.7 billion at March 31, 2006. Differences in actual experience or changes in assumptions may affect our financial condition and operating results in future periods.

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

Valuation of Financial Instruments with No Available Market Prices

Fair values for the substantial majority of our portfolio of financial instruments, including available-for-sale and held-to-maturity securities, trading accounts and derivatives, with no available market prices are determined based upon externally verifiable model inputs and quoted prices. All financial models, which are used for independent risk monitoring, must be validated and periodically reviewed by qualified personnel independent of the area that created the model. The fair value of derivatives is determined based upon liquid market prices evidenced by exchange-traded prices, broker-dealer quotations or prices of other transactions with similarly rated counterparties. If available, quoted market prices provide the best indication of value. If quoted market prices are not available for fixed maturity securities and derivatives, we discount expected cash flows using market interest rates commensurate with the credit quality and maturity of the investment. Alternatively, we may use matrix or model pricing to determine an appropriate fair value. In determining fair values, we consider various factors, including time value, volatility factors and underlying options, warrants and derivatives.

The estimated fair values of financial instruments without quoted market prices were as follows:

	At March 31,
	2005	2006
	(in billions)
Financial assets:
Trading account assets, excluding derivatives	¥5,268	¥6,790
Investment securities	25,385	40,343
Derivative financial instruments, net	34	—
Financial liabilities:
Trading account liabilities, excluding derivatives	7	119
Obligations to return securities received as collateral	3,015	3,946
Derivative financial instruments, net	—	219

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

Accounting Changes

Variable Interest Entities—In January 2003, the Financial Accounting Standards Board, or the FASB, issued FASB Interpretation, or FIN, No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN No. 46 addresses consolidation by business enterprises of variable interest entities, or VIEs. The consolidation requirements of FIN No. 46 applied immediately to VIEs created after January 31, 2003. We have applied, as required, FIN No. 46 to all VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” or FIN No. 46R. FIN No. 46R modified FIN No. 46 in certain respects, including the scope exception, the definition of VIEs, and other factors that effect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission, or SEC, stated the SEC staff’s position in a letter to the American Institute of Certified Public Accountants, or AICPA, dated March 3, 2004, that the SEC staff did not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity’s year-end and the frequency of interim reporting. In accordance with the letter, we adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R was deferred. Under FIN No. 46R, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE is recognized as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle was to decrease net income by ¥977 million for the fiscal year ended March 31, 2005. See note 27 to our consolidated financial statements for further discussion of VIEs in which we hold variable interests.

Accounting for Certain Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” or SOP 03-3, which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. SOP 03-3 also limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the non-accretable difference. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures. SOP 03-3 was effective for loans and debt securities acquired in fiscal years beginning after December 15, 2004. Effective April 1, 2005, we adopted SOP 03-3 for loans and debt securities acquired subsequent to March 31, 2005, including those due to the merger. See note 7 to our consolidated financial statements for disclosures of acquired loans within the scope of SOP 03-3. We did not acquire any material debt securities covered by SOP 03-3 during the fiscal year ended March 31, 2006.

Accounting for Conditional Asset Retirement Obligations—In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN No. 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Effective March 31, 2006, we adopted FIN No. 47 to existing asset retirement obligations associated with commitments to return property subject to operating leases to its original condition upon lease termination. The cumulative effect of the change in accounting principle was to decrease net income by ¥9,662 million. This adjustment represents the cumulative depreciation and accretion that would have been recognized through the date of adoption of FIN No. 47 had the statement applied to our existing asset retirement obligations at the time they were initially incurred.

Had the asset retirement obligations been accounted for under this Interpretation at the inception of operating leases requiring restoration, our net income and net income per share would have been the pro forma amounts indicated in the following table:

	Fiscal years ended March 31,
	2004	2005	2006
		(in millions)
Reported net income	¥823,002	¥415,155	¥363,511
Cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes:
Reported	—	—	9,662
Pro forma	672	667	516

Pro forma net income, after cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes	¥822,330	¥414,488	¥372,657

Basic earnings per common share—net income available to common shareholders:		(in Yen)
Reported	¥128,350.88	¥62,717.21	¥19,313.78
Pro forma	128,350.77	62,717.11	19,314.91
Diluted earnings per common share—net income available to common shareholders:
Reported	125,033.96	62,476.76	18,951.87
Pro forma	125,033.85	62,476.66	18,953.00

Impairment of Securities Investments—In November 2003, the FASB Emerging Issues Task Force, or the EITF, reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” or EITF 03-1. EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosures already required by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The new disclosure requirements apply to financial statements for the fiscal years ending after December 15, 2003. See note 6 to our consolidated financial statements for the required disclosures. In March 2004, the EITF also reached a consensus on additional accounting guidance for other than temporary impairments, which requires an evaluation and recognition of other than temporary impairment by a three-step impairment test. The guidance should be applied for reporting periods beginning after June 15, 2004. On September 30, 2004, FASB Staff Position EITF Issue 03-1-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” delayed the effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of EITF 03-1. In November 2005, the FASB staff issued an FSP on SFAS No. 115 and No. 124, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” to provide implementation guidance related to this topic. See Recently Issued Accounting Pronouncements for our evaluation of the effect of the measurement and recognition provision of the FSP.

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

In June 2003, ex-BTM submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, ex-BTM made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. The substitutional obligation and related plan assets were transferred to a government agency in March 2005 and ex-BTM was released from paying the substitutional portion of the benefits to its employees. The completion of the transfer to the Japanese Government of the substitutional portion of the employee pension plan constituted a settlement of such plan. However, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), we recognized net gains of ¥34,965 million as a result of the transfer / settlement for the fiscal year ended March 31, 2006. See note 18 for further discussion.

Recently Issued Accounting Pronouncements

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion, or APB, No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the SEC issued Staff Accounting Bulletin, or SAB, No. 107, which provides interpretive guidance on SFAS No. 123R. SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting and requires entities to recognize the costs of share-based payment transactions with employees based on the grant-date fair value of those awards over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R is effective as of the beginning of the fiscal year or interim period beginning after June 15, 2005. We adopted SFAS No. 123R on April 1, 2006 under the modified prospective method, which is expected, based upon current projections, to result in an increase in non-interest expense of approximately ¥2 billion for the fiscal year ending March 31, 2007. See note 1 to our consolidated financial statements for the pro forma information as if the fair value based method had been applied to all awards in accordance with SFAS No. 123.

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

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. Accordingly, we cannot reasonably estimate the ultimate impact of SFAS No. 154.

The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments—In November 2005, the FASB staff issued an FSP on SFAS No. 115 and No. 124. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other than temporary impairments. The guidance in this FSP is applicable for certain investments such as debt and equity securities that are within the scope of SFAS No. 115 and equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method pursuant to APB No. 18, “The Equity Method of Accounting for Investments in Common Stock,” and related interpretations. This FSP nullifies the requirements of paragraphs 10-18 of EITF 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the requirements of paragraphs 8 and 9 of EITF 03-1 with respect to cost-method investments, and carries forward the disclosure requirements included in paragraphs 21 and 22 of EITF 03-1. Also the guidance in this FSP amends SFAS No. 115, SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and APB No. 18. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005, with earlier application permitted. We have not completed the study of what effect the FSP will have on our financial position and results of operations.

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and resolves issues addressed in SFAS No. 133 Implementation Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We have not completed the study of what effect SFAS No. 155 will have on our financial position and results of operations.

Accounting for Servicing of Financial Assets—In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract, and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for the fiscal year beginning after September 15, 2006. Earlier adoption is permitted. We have not completed the study of what effect SFAS No. 156 will have on our financial position and results of operations.

Determining the Variability to Be Considered in Applying FIN No. 46R—In April 2006, the FASB staff issued an FSP on FIN No. 46R-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R).” This FSP states that the variability to be considered in applying FIN No. 46R shall be based on an analysis of the design of the entity as outlined in the following two steps: (a) analyze the nature of the risks in the entity, (b) determine the purpose for which the entity was created and determine the variability

(created by the risks identified in step (a)) the entity is designed to create and pass along to its interest holders. For the purposes of this FSP, interest holders include all potential variable interest holders (including contractual, ownership, or other pecuniary interests in the entity). After determining the variability to be considered, the reporting enterprise can determine which interests are designed to absorb that variability. The FSP should be applied prospectively to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under FIN No. 46R when a reconsideration event has occurred beginning the first day of the first reporting period beginning after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN No. 46R is permitted but not required. If retrospective application is elected, it must be completed no later than the end of the first annual reporting period ending after July 15, 2006. We have not completed the study of what effect the FSP will have on our financial position and results of operations.

Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We have not completed the study of what effect FIN No. 48 will have on our financial position and results of operations.

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. We have not completed the study of what effect SFAS No. 157 will have on our financial position and results of operations.

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2004, 2005 and 2006:

As discussed in “Recent Developments—Sale of UnionBanCal’s International Correspondent Banking Business,” certain figures in prior fiscal years were reclassified to discontinued operations to conform to the presentation for the fiscal year ended March 31, 2006.

	Fiscal years ended March 31,
	2004	2005	2006
	(in billions)
Interest income	¥1,417.9	¥1,438.7	¥2,530.7
Interest expense	425.2	469.6	882.1

Net interest income	992.7	969.1	1,648.6

Provision (credit) for credit losses	(114.4)	108.3	110.2
Non-interest income	1,298.7	986.8	1,067.4
Non-interest expense	1,229.4	1,129.2	2,076.1

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	1,176.4	718.4	529.7
Income tax expense	355.3	303.8	165.5

Income from continuing operations before cumulative effect of a change in accounting principle	821.1	414.6	364.2
Income from discontinued operations—net	1.9	1.5	9.0
Cumulative effect of a change in accounting principle, net of tax	—	(0.9)	(9.7)

Net income	¥823.0	¥415.2	¥363.5

We reported ¥363.5 billion of net income for the fiscal year ended March 31, 2006, compared to ¥415.2 billion of net income for the fiscal year ended March 31, 2005. Our basic earnings per common share (net income available to common shareholders) for the fiscal year ended March 31, 2006 was ¥19,313.78, compared with an earnings per share of ¥62,717.21 for the fiscal year ended March 31, 2005. Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2006 was ¥529.7 billion, compared with ¥718.4 billion for the fiscal year ended March 31, 2005.

Due to our merger with UFJ Holdings on October 1, 2005, the results for the fiscal year ended March 31, 2006 reflect six months of results for MTFG prior to the merger and six months of results for MUFG after the merger, while the results for the fiscal years ended March 31, 2004 and 2005 reflect the results of MTFG only. The merger with UFJ Holdings was the major factor in the changes in many of the items in our consolidated statement of income as well as our consolidated balance sheet for the fiscal year ended March 31, 2006.

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

Our net interest income for the fiscal years ended March 31, 2004, 2005 and 2006 were not materially affected by gains or losses resulting from derivative financial instruments used for hedging purposes.

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2004, 2005 and 2006:

	Fiscal years ended March 31,
	2004		2005		2006
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥67,520.7	1.06%	¥76,424.5	0.96%	¥104,942.8	1.30%
Foreign	23,132.8	3.04	22,857.6	3.07	30,442.5	3.85

Total	¥90,653.5	1.56%	¥99,282.1	1.45%	¥135,385.3	1.87%

Financed by:
Interest-bearing funds:
Domestic	¥70,151.2	0.31%	¥77,195.3	0.30%	¥98,788.9	0.37%
Foreign	14,709.1	1.41	15,031.5	1.58	19,331.3	2.65

Total	84,860.3	0.50	92,226.8	0.51	118,120.2	0.75
Non-interest-bearing funds	5,793.2	—	7,055.3	—	17,265.1	—

Total	¥90,653.5	0.46%	¥99,282.1	0.47%	¥135,385.3	0.65%

Spread on:
Interest-bearing funds		1.06%		0.94%		1.12%
Total funds		1.10%		0.98%		1.22%

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Net interest income for the fiscal year ended March 31, 2006 was ¥1,648.6 billion, an increase of ¥679.5 billion, from ¥969.1 billion for the fiscal year ended March 31, 2005. This increase was mainly due to the merger with UFJ Holdings on October 1, 2005. For the fiscal year ended March 31, 2006, interest rates in the United States and Europe generally increased. The increase in foreign interest rates also contributed to the increase in our net interest income, as the effect of higher foreign interest rates had a larger contributory effect on our interest income compared to our interest expense, partly due to the fact that our foreign interest-earning assets’ average balance of ¥30,442.5 billion is much larger than the average balance of our foreign interest-bearing liabilities of ¥19,331.3 billion.

The average interest rate spread increased, showing an increase of 18 basis points from 0.94% for the fiscal year ended March 31, 2005 to 1.12% for the fiscal year ended March 31, 2006.

Net interest income as a percentage of average total funds also increased, showing an increase of 24 basis points from 0.98% for the fiscal year ended March 31, 2005 to 1.22% for the fiscal year ended March 31, 2006.

Average interest-earning assets for the fiscal year ended March 31, 2006 were ¥135,385.3 billion, an increase of ¥36,103.2 billion, from ¥99,282.1 billion for the fiscal year ended March 31, 2005. The increase was primarily attributable to an increase of ¥19,073.1 billion in domestic loans, and an increase of ¥8,302.6 billion in domestic investment securities, which were mainly due to the merger with UFJ Holdings.

Average interest-bearing liabilities for the fiscal year ended March 31, 2006 were ¥118,120.2 billion, an increase of ¥25,893.4 billion, from ¥92,226.8 billion for the fiscal year ended March 31, 2005. The increase was also primarily attributable to the merger with UFJ Holdings, as domestic interest-bearing liabilities increased by ¥21,593.6 billion after we acquired the domestic deposit base of UFJ Holdings.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Net interest income for the fiscal year ended March 31, 2005 was ¥969.1 billion, a decrease of ¥23.6 billion, from ¥992.7 billion for the fiscal year ended March 31, 2004. This decrease was due primarily to the decline in the average interest rate on domestic interest earning assets and the increase in average rate of foreign interest-

bearing funds. In addition, a decrease in the average balance of foreign investment securities which earn relatively higher yields, contributed to the decrease in net interest income.

The average interest rate spread decreased 12 basis points from 1.06% for the fiscal year ended March 31, 2004 to 0.94% for the fiscal year ended March 31, 2005. This decrease was due primarily to the increase in average interest rate of foreign interest-bearing funds, reflecting the rise in interest rates on foreign deposits as interest rates in foreign markets such as the United States rose, and also due to the decline in average interest rate of domestic investment securities and domestic loans. The decline in average interest rate of domestic investment securities was mainly due to the increase in our holdings of Japanese government bonds, as the interest rates on Japanese government bonds are generally lower compared to other domestic investment securities reflecting the low risk. The decline in average interest rate of domestic loans was mainly due to the reduction of loans with relatively high interest rates, and due to increased competition in lending to large corporations and in retail housing loans, which negatively affected the interest rate spread of our loans.

Net interest income as a percentage of average total funds decreased 12 basis points from 1.10% for the fiscal year ended March 31, 2004 to 0.98% for the fiscal year ended March 31, 2005.

Average interest-earning assets for the fiscal year ended March 31, 2005 were ¥99,282.1 billion, an increase of ¥8,628.6 billion, from ¥90,653.5 billion for the fiscal year ended March 31, 2004. The increase was primarily attributable to an increase of ¥6,988.7 billion in domestic investment securities, which reflected an increase in our holdings of Japanese government bonds, and an increase of ¥2,054.9 billion in domestic loans. The increase in domestic loans was primarily due to an increase in loans to industries such as manufacturing, real estate, wholesale and retail, and other industries, reflecting the consolidation of certain VIEs in accordance with FIN No. 46R. These increases were partially offset by a decrease of ¥690.0 billion in foreign investment securities reflecting the decrease in our holdings of US treasury bonds.

Average interest-bearing liabilities for the fiscal year ended March 31, 2005 were ¥92,226.8 billion, an increase of ¥7,366.5 billion, from ¥84,860.3 billion for the fiscal year ended March 31, 2004. The increase in average interest-bearing liabilities primarily reflected an increase of ¥5,874.0 billion in domestic other short-term borrowings and trading account liabilities, reflecting an increase of funding from the Bank of Japan in connection with our daily money market operations, and an increase in commercial paper issued by VIEs consolidated in accordance with FIN No. 46R.

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

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Provision for credit losses for the fiscal year ended March 31, 2006 was ¥110.2 billion, an increase of ¥1.9 billion from ¥108.3 billion for the fiscal year ended March 31, 2005. Our loan portfolio and allowance for credit losses were favorably affected by the upgrades of many borrowers’ credit ratings resulting from improvements in their business performance mainly attributable to the general recovery in the Japanese economy, as well as upgrades of credit ratings of borrowers to whom we had large exposures who made progress in their restructuring plans.

However, most of the foregoing favorable impact on the quality of our loan portfolio was not reflected in our provision for credit losses in the fiscal year ended March 31, 2006, because any subsequent increases in the expected cash flows from impaired loans acquired in the merger with UFJ Holdings were not accounted for as reversals of the allowance for credit losses but rather as adjustments to accretable yields under SOP 03-3. On the other hand, the favorable impact on the quality of these loans was reflected in the increase in interest income and the gains on sales of loans included in non-interest income.

For a further discussion of the adoption of SOP 03-3, see “Basis of Financial Statements and Summary of Significant Accounting Policies—Accounting Changes” in note 1 to our consolidated financial statements, and for the allowance for credit losses, see “Item 5.B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

For the fiscal year ended March 31, 2005, a provision for credit losses of ¥108.3 billion was recorded. In contrast, for the fiscal year ended March 31, 2004, a reversal of the allowance for credit losses of ¥114.4 billion was recorded. Although reversals of the allowance for credit losses were recorded for both March 31, 2004 and 2005 due to improvements in our loan portfolio as evidenced by the reduction in our nonperforming loans, for the fiscal year ended March 31, 2005, the additional provisions recognized as a result of downgrades of several borrowers to which we extended relatively large amounts of loans were greater than the reversals recognized.

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2004, 2005 and 2006:

	Fiscal years ended March 31,
	2004	2005	2006
	(in billions)
Fees and commissions:
Trust fees	¥90.0	¥102.8	¥121.4
Fees on funds transfer and service charges for collections	57.6	60.2	105.5
Fees and commissions on international business	47.1	45.1	62.2
Fees and commissions on credit card business	61.0	62.2	110.1
Service charges on deposits	35.6	36.5	35.9
Fees and commissions on securities business	79.9	104.5	145.2
Fees on real estate business	20.5	31.4	45.8
Insurance commissions	22.6	36.0	48.5
Fees and commissions on stock transfer agency services	17.4	20.1	39.4
Guarantee fees	18.3	19.4	53.1
Fees on investment funds business	7.5	11.7	65.9
Other fees and commissions	107.2	111.2	200.3

Total	564.7	641.1	1,033.3

Foreign exchange gains (losses)—net	413.8	(47.2)	(322.4)
Trading account profits—net	103.9	62.1	16.4
Investment securities gains—net	117.4	198.0	89.9
Equity in earnings of equity method investees	5.2	26.3	22.3
Refund of the local taxes by the Tokyo Metropolitan Government	42.0	—	—
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	—	—	103.0
Gains on sales of loans	0.3	0.6	34.8
Other non-interest income	51.4	105.9	90.1

Total non-interest income	¥1,298.7	¥986.8	¥1,067.4

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

Net investment securities gains primarily include net gains on sales of marketable securities, particularly marketable equity securities. In addition, impairment losses are recognized as an offset of net investment securities gains when management concludes that declines in fair value of investment securities are other than temporary.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Non-interest income for the fiscal year ended March 31, 2006 was ¥1,067.4 billion, an increase of ¥80.6 billion, from ¥986.8 billion for the fiscal year ended March 31, 2005. This increase was primarily due to an increase in fees and commissions of ¥392.2 billion, resulting from the merger with UFJ Holdings. This increase was partially offset by the increase in foreign exchange losses of ¥275.2 billion.

Regarding factors other than the merger, fees and commissions for the fiscal year ended March 31, 2006 increased from our securities business due mainly to the improvement in the Japanese stock market, and increased fees related to the real estate business and sales of investment and insurance products to retail customers.

Net foreign exchange losses for the fiscal year ended March 31, 2006 were ¥322.4 billion, compared to net foreign exchange losses of ¥47.2 billion for the fiscal year ended March 31, 2005. The increase in foreign exchange losses was due mainly to the larger depreciation of the yen against foreign currencies in the fiscal year ended March 31, 2006, compared to the fiscal year ended March 31, 2005. For reference, the noon buying rate expressed in Japanese yen per $1.00 was ¥104.18 at March 31, 2004, ¥107.22 at March 31, 2005, and ¥117.48 at March 31 2006. This increase in net foreign exchange losses primarily reflected an increase in transaction losses on translation of monetary liabilities denominated in foreign currencies. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the yen.

Net trading account profits of ¥16.4 billion were recorded for the fiscal year ended March 31, 2006, compared to net trading account profits of ¥62.1 billion for the fiscal year ended March 31, 2005. The net trading account profits for the fiscal years ended March 31, 2005 and 2006 consisted of the following:

	Fiscal years ended March 31,
	2005	2006
	(in billions)
Net profits (losses) on derivative instruments, primarily interest-rate futures, swaps and options	¥6.4	¥(347.1)
Net profits on trading securities	55.7	363.5

Net trading account profits	¥62.1	¥16.4

The net losses on derivative instruments, primarily interest-rate futures, swaps and options mainly reflected losses due to the rise in interest rates. These losses were partially offset by the increase in profits on trading securities, caused by an increase in profits from trading of debt and equity securities at MUS, and trading account profits from gains in investment trusts.

Net investment securities gains for the fiscal year ended March 31, 2006 were ¥89.9 billion, a decrease of ¥108.1 billion, from ¥198.0 billion for the fiscal year ended March 31, 2005. Major components of net investment securities gains for the fiscal years ended March 31, 2005 and 2006 are summarized below:

	Fiscal years ended March 31,
	2005	2006
	(in billions)
Net gains on sales of marketable equity securities	¥246.0	¥196.7
Impairment losses on marketable equity securities	(17.9)	(5.2)
Other (primarily impairment losses on Japanese government bonds)	(30.1)	(101.6)

Net investment securities gains	¥198.0	¥89.9

The decrease in net investment securities gains for the fiscal year ended March 31, 2006 mainly reflected the increase in losses on debt securities, primarily Japanese government bonds, compared to the previous fiscal year, as long-term interest rates in Japan, such as the yield on ten-year Japanese government bonds climbed from approximately 1.3% in April 2005 to approximately 1.8% in March 2006.

Equity in earnings of equity method investees for the fiscal year ended March 31, 2006 were ¥22.3 billion, a decrease of ¥4.0 billion, from ¥26.3 billion for the fiscal year ended March 31, 2005. The decrease was mainly due to the impairment losses on our equity holdings of an affiliate in the consumer lending business, which was partially offset by increases of affiliates due to the merger with UFJ Holdings.

Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans amounted to ¥103.0 billion, as the difference between the accumulated benefit obligations settled and the assets transferred to the Japanese government as a government grant for transfer of the substitutional portion of Employee’s Pension Fund Plans.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Non-interest income for the fiscal year ended March 31, 2005 was ¥986.8 billion, a decrease of ¥311.9 billion, from ¥1,298.7 billion for the fiscal year ended March 31, 2004. This decrease was primarily attributable to a decrease in net foreign exchange gains of ¥460.9 billion and a decrease in net trading account profits of ¥41.8 billion. These decreases were partially offset by an increase in net investment securities gains of ¥80.6 billion and an increase in fees and commissions of ¥76.4 billion.

Fees and commissions for the fiscal year ended March 31, 2005 increased ¥76.4 billion from the previous fiscal year. This increase primarily reflected an increase in fees and commissions on securities business as well as other fees and commissions. Fees and commissions on securities business increased ¥24.6 billion from the previous fiscal year primarily due to an increase in commissions in brokerage, underwriting and distribution at Mitsubishi Securities, which were in line with the increased trading volume of the Japanese stock markets during the same period and the increase in fees related to securitization business at Mitsubishi Securities. Other fees and commissions increased ¥4.0 billion from the previous fiscal year, as fees related to the sales of investment products and fees in investment banking businesses, such as arrangement of syndicated loans, increased at our subsidiary banks.

Net foreign exchange losses for the fiscal year ended March 31, 2005 were ¥47.2 billion, compared to net foreign exchange gains of ¥413.7 billion for the fiscal year ended March 31, 2004. The decrease in foreign exchange gains was due to the depreciation of the yen against foreign currencies in the fiscal year ended March 31, 2005, compared to an appreciation of the yen in the fiscal year ended March 31, 2004. This decrease in net foreign exchange gains primarily reflected a decrease in transaction gains on translation of monetary liabilities denominated in foreign currencies. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the yen.

Net trading account profits for the fiscal year ended March 31, 2005 were ¥62.1 billion, a decrease of ¥41.8 billion, or 40.3%, from ¥103.9 billion for the fiscal year ended March 31, 2004. The net trading account profits for the fiscal years ended March 31, 2004 and 2005 consisted of the following:

	Fiscal years ended March 31,
	2004	2005
	(in billions)
Net profits (losses) on derivative instruments, primarily interest-rate futures, swaps and options	¥(2.0)	¥6.4
Net profits on trading securities	105.9	55.7

Net trading account profits	¥103.9	¥62.1

The decrease in net profits on trading securities primarily reflected the decrease in profits of trading in debt and equity securities at Mitsubishi Securities compared to the previous fiscal year.

Net investment securities gains for the fiscal year ended March 31, 2005 were ¥198.0 billion, an increase of ¥80.6 billion, from a gain of ¥117.4 billion for the fiscal year ended March 31, 2004. Major components of net investment securities gains for the fiscal years ended March 31, 2004 and 2005 are summarized below:

	Fiscal years ended March 31,
	2004	2005
	(in billions)
Net gains on sales of marketable equity securities	¥371.2	¥246.0
Impairment losses on marketable equity securities	(15.4)	(17.9)
Other	(238.4)	(30.1)

Net investment securities gains	¥117.4	¥198.0

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

Other non-interest income increased by ¥54.5 billion reflecting, among other items, a ¥10.1 billion gain on the sale of a merchant card portfolio at UnionBanCal Corporation and ¥10.0 billion in net gains on sales of premises and equipment.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2004, 2005 and 2006:

	Fiscal years ended March 31,
	2004	2005	2006
	(in billions)
Salaries and employee benefits	¥503.5	¥473.1	¥746.4
Occupancy expenses—net	120.0	116.3	187.3
Fees and commission expenses	80.3	87.2	218.4
Amortization of intangible assets	63.4	69.3	179.6
Insurance premiums, including deposit insurance	54.4	57.0	89.7
Minority interest in income of consolidated subsidiaries	40.9	36.7	157.2
Communications	27.0	27.4	44.4
Other non-interest expenses	339.9	262.2	453.1

Total non-interest expense	¥1,229.4	¥1,129.2	¥2,076.1

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Non-interest expense for the fiscal year ended March 31, 2006 was ¥2,076.1 billion, an increase of ¥946.9 billion from the previous fiscal year. This increase was primarily due to the merger with UFJ Holdings, which increased most types of expenses, especially salaries and employee benefits and other non-interest expenses. Other factors which contributed to the increase in non-interest expenses include a ¥120.5 billion increase in minority interest in income of consolidated subsidiaries due to an increase of income resulting from the improvement in the Japanese stock market and increased profits at UNBC. The transfer to the Japanese government of the substitutional portion of employees’ pension fund plans also increased salaries and employee benefits by ¥68.0 billion.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Non-interest expense for the fiscal year ended March 31, 2005 was ¥1,129.2 billion, a decrease of ¥100.2 billion from the previous fiscal year. This decrease was primarily due to a ¥77.7 billion decrease in other non-interest expenses, principally reflecting a decrease in the provision for off-balance-sheet credit instruments caused by the decrease in off-balance-sheet exposure.

In addition, a decrease of ¥30.4 billion in salaries and employee benefits contributed to the decrease in non-interest expense. The decrease in salaries and employee benefits was primarily due to a decrease in the net periodic pension cost. The reduction in the net periodic pension cost was primarily the result of lower amortization charges, reflecting a decrease in the unrecognized net actuarial loss at the beginning of the fiscal years ended March 31, 2004 and 2005. The increase in the expected rates of return on plan assets also contributed to the decrease in the net periodic pension cost.

Income Tax Expense

The following table presents a summary of our income tax expense:

	Fiscal years ended March 31,
	2004	2005	2006
	(in billions, except percentages)
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥1,176.4	¥718.4	¥529.7
Income tax expense	¥355.3	¥303.8	¥165.5
Effective tax rate	30.2%	42.3%	31.2%
Normal effective statutory tax rate	39.9%	40.6%	40.6%

In September 2002, we applied to the tax authorities for approval to file our national income tax returns based on the consolidated corporate-tax system starting from the fiscal year ended March 31, 2003, and received the approval in March 2003. The consolidated corporate-tax system allowed companies to base tax payments on the combined profits or losses of a parent company and its wholly-owned domestic subsidiaries, and required us to pay, for the fiscal years ended March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate of 30.0% applied to separate tax return filers.

In February 2005, our application to suspend the consolidated corporate-tax system was approved by the Japanese tax authorities. We filed our tax returns under the consolidated corporate-tax system for the fiscal year ended March 31, 2005.

In addition, under the new local tax laws which were enacted in March 2003 for the fiscal years beginning after March 31, 2004, new uniform local taxes became effective. These new rules introduce value-added taxes and replace part of the existing local taxes based on income. The new local taxes are computed based on three components: (a) amount of profit, (b) amount of value-added (total payroll, net interest paid or received, net rent paid and income before use of net operating losses) and (c) amount of total paid-in capital. The taxes are computed by adding together the totals of each of the three components which are calculated separately.

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2004, 2005 and 2006 are summarized as follows:

	Fiscal years ended March 31,
	2004	2005	2006
Combined normal effective statutory tax rate	39.9%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.1	0.4	0.7
Dividends from foreign subsidiaries	0.7	1.1	1.6
Foreign tax credit and payments	0.5	1.6	1.4
Higher (lower) tax rates applicable to income of subsidiaries	0.1	(0.8)	(6.9)
Foreign tax assessment (refund)	(0.1)	—	—
Minority interests	1.2	1.6	9.5
Change in valuation allowance	(12.6)	(2.6)	0.2
Enacted change in tax rates	(0.3)	—	—
Realization of previously unrecognized tax effects of subsidiaries	(1.2)	(0.1)	(16.5)
Nontaxable dividends received	(0.6)	(1.2)	(1.7)
Tax expense on capital transactions by a subsidiary	—	—	4.4
Other—net	2.5	1.7	(2.1)

Effective income tax rate	30.2%	42.3%	31.2%

The effective income tax rate of 31.2% for the fiscal year ended March 31, 2006 was 9.4 percentage points lower than the normal effective statutory tax rate of 40.6%. This lower tax rate primarily reflected realization of previously unrecognized tax effects in conjunction with the liquidation of certain subsidiaries and recognition of tax benefits through reorganization of business within the group, which were partly offset by certain items including minority interests and tax expense on capital transactions by a subsidiary.

The effective income tax rate of 42.3% for the fiscal year ended March 31, 2005 was 1.7 percentage points higher than the normal effective statutory tax rate of 40.6%. The 2.6 percentage point decrease due to the change in valuation allowance was offset by certain increases, including reconciliations related to minority interests, dividends from foreign subsidiaries and foreign tax credit and payments.

The effective income tax rate of 30.2% for the fiscal year ended March 31, 2004 was 9.7 percentage points lower than the normal effective statutory tax rate of 39.9%. This lower tax rate primarily reflected a decrease in the valuation allowance against deferred tax assets which accounted for 12.6 percentage points of the difference. The valuation allowance decreased ¥184.9 billion from ¥318.7 billion at March 31, 2003, to ¥133.8 billion at March 31, 2004, as a result of achieving taxable income for the fiscal year in excess of the amount previously projected at March 31, 2003 and improved realizability of future tax benefits based on increased expected taxable income in future periods.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit”. Operating profit and other segment information are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices and are not consistent with our consolidated financial statements prepared on the basis of US GAAP. For example, operating profit does not reflect items such as a part of provisions (credit) for credit losses, foreign exchange gains (losses) and equity investment securities gains (losses).

We implemented an integrated business group system, which currently integrates the operations of BTMU, MUTB and MUS and other subsidiaries in the following three areas—Retail, Corporate, and Trust Assets. This integrated business group system is intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries. Under this system, as the holding company, we formulate strategy for the group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within the group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

Effective April 1, 2005, we have changed the classification of our business segments and included UNBC as a part of the Integrated Corporate Banking Business Group. We have also introduced a unified core deposit concept when measuring the performance of each business segment and made minor changes in the management accounting method. The unified core deposit concept takes into account that, a portion of the Japanese yen short-term deposits of our customers’ can be deemed as a long-term source of funding from an interest risk management perceptive, and therefore the interest rate spread gained from the long-term funds should be allocated to the relevant business segments.

Effective October 1, 2005, we have changed the name of the Treasury business segment to Global Markets, in line with the name of the business segment in our subsidiary banks. The operations that constitute Global Markets have not been changed.

Operations that are not covered by the integrated business group system are classified under Global Markets and Other.

The following is a brief explanation of our business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB and MUS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. UNBC consists of BTMU subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers. Regarding UNBC, as of March 31, 2006, BTMU owned 63% of UnionBanCal Corporation, a public company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members.

Global Markets—Global Markets consists of the treasury operations of BTMU, MUTB and MUS. Global Markets also conducts asset liability management and liquidity management and provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Other mainly consists of the corporate center of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

The presentation for the fiscal year ended March 31, 2004 and 2005 has been reclassified to conform to the new basis of segmentation and managerial accounting, including the method of inter-segment allocation, for the fiscal year ended March 31, 2006.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Fiscal year ended March 31, 2004
Net revenue	¥411.6	¥656.1	¥147.2	¥253.5	¥400.7	¥1,056.8	¥56.7	¥321.7	¥(23.4)	¥1,823.4
Operating expenses	312.8	266.2	107.6	150.9	258.5	524.7	47.9	42.9	84.2	1,012.5

Operating profit (loss)	¥98.8	¥389.9	¥39.6	¥102.6	¥142.2	¥532.1	¥8.8	¥278.8	¥(107.6)	¥810.9

Fiscal year ended March 31, 2005
Net revenue	¥454.8	¥684.2	¥146.2	¥274.9	¥421.1	¥1,105.3	¥59.9	¥285.0	¥(8.7)	¥1,896.3
Operating expenses	323.7	267.6	102.2	158.8	261.0	528.6	46.6	38.9	91.3	1,029.1

Operating profit (loss)	¥131.1	¥416.6	¥44.0	¥116.1	¥160.1	¥576.7	¥13.3	¥246.1	¥(100.0)	¥867.2

Fiscal year ended March 31, 2006
Net revenue	¥887.5	¥1,107.4	¥214.6	¥350.3	¥564.9	¥1,672.3	¥108.7	¥315.7	¥(15.2)	¥2,969.0
Operating expenses	576.9	428.1	136.3	202.3	338.6	766.7	73.9	43.8	141.5	1,602.8

Operating profit (loss)	¥310.6	¥679.3	¥78.3	¥148.0	¥226.3	¥905.6	¥34.8	¥271.9	¥(156.7)	¥1,366.2

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Net revenue of the Integrated Retail Banking Business Group increased ¥432.7 billion, from ¥454.8 billion for the fiscal year ended March 31, 2005 to ¥887.5 billion for the fiscal year ended March 31, 2006. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to the merger with UFJ Holdings, as UFJ Holdings’ large domestic retail customer base increased net fees, as well as revenue from the deposits and consumer finance businesses, including those of UFJ NICOS. Other factors which increased net revenue are increases in fee income from investment trusts and securities intermediary business.

Operating expenses of the Integrated Retail Banking Business Group increased ¥253.2 billion, from ¥323.7 billion for the fiscal year ended March 31, 2005 to ¥576.9 billion for the fiscal year ended March 31, 2006. The merger with UFJ Holdings, along with an increase in general expenses due to the expansion of our consumer finance business, increased our operating expenses.

Operating profit of the Integrated Retail Banking Business Group increased ¥179.5 billion from ¥131.1 billion for the fiscal year ended March 31, 2005 to ¥310.6 billion for the fiscal year ended March 31, 2006. This increase was mainly due to the increase in net revenue, as stated above.

Net revenue of the Integrated Corporate Banking Business Group increased ¥567.0 billion, from ¥1,105.3 billion for the fiscal year ended March 31, 2005 to ¥1,672.3 billion for the fiscal year ended March 31, 2006. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenue from lending and other commercial banking operations, investment banking and trust banking businesses to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The increase in net revenue was due mainly to increased net revenue in domestic businesses, resulting from the merger with UFJ Holdings.

With regard to the domestic businesses, net revenue of ¥1,107.4 billion, an increase of ¥423.2 billion, was recorded for the fiscal year ended March 31, 2006. This increase was mainly due to the merger with UFJ Holdings, which had a large customer base in domestic businesses. Other factors which increased net revenue include fees related to foreign exchange transactions such as currency options, and fees related to investment banking businesses. The increase in fees in the investment banking business, reflects an increase in fees from sales of derivative products, an increase in fees from arrangement of syndicated loans, and an increase in fees from real estate securization transactions.

With regard to the overseas businesses, net revenue of ¥564.9 billion, an increase of ¥143.8 billion, was recorded for the fiscal year ended March 31, 2006. This increase was also mainly due to the merger with UFJ Holdings, which had a large customer base in overseas businesses mainly consisting of loans to Japanese corporate clients situated outside Japan. Other factors which increased net revenue include the increase in net revenue at UNBC. At UNBC, the increase in loans and deposits in California, the increase in net interest margins, and profits from the sale of its international correspondent banking operations contributed to the increase in net revenue. In addition, the depreciation of the Japanese yen against the US dollar compared to the previous fiscal period increased the UNBC revenue included in our consolidated results.

Operating expenses of the Integrated Corporate Banking Business Group increased ¥238.1 billion, from ¥528.6 billion for the fiscal year ended March 31, 2005 to ¥766.7 billion for the fiscal year ended March 31, 2006. The merger with UFJ Holdings was the primary factor for this increase.

Operating profit of the Integrated Corporate Banking Business Group increased ¥328.9 billion, from ¥576.7 billion for the fiscal year ended March 31, 2005 to ¥905.6 billion for the fiscal year ended March 31, 2006. This increase was due mainly to the increase in net revenue as stated above.

Net revenue of the Integrated Trust Assets Business Group increased ¥48.8 billion, from ¥59.9 billion for the fiscal year ended March 31, 2005 to ¥108.7 billion for the fiscal year ended March 31, 2006. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and security trusts. The increase in net revenue was mainly due to the merger with UFJ Holdings, which had a large trust asset business. Other factors which increased net revenue include increase in revenue from our asset management and administration services due to increased business in investment trusts, as well as increased revenue from our global custodian services due to the increase in assets under custody.

Operating expenses of the Integrated Trust Assets Business Group increased ¥27.3 billion, from ¥46.6 billion for the fiscal year ended March 31, 2005 to ¥73.9 billion for the fiscal year ended March 31, 2006. The merger with UFJ Holdings, along with the increase in operating expenses relating to our trust assets administration services and custody services, were factors that increased operating expenses.

Operating profit of the Integrated Trust Assets Business Group increased ¥21.5 billion, from ¥13.3 billion for the fiscal year ended March 31, 2005 to ¥34.8 billion for the fiscal year ended March 31, 2006. This increase was due mainly to the increase in net revenue as stated above.

Net revenue of Global Markets increased ¥30.7 billion, from ¥285.0 billion for the fiscal year ended March 31, 2005 to ¥315.7 billion for the fiscal year ended March 31, 2006. The increase in net revenue was mainly due to the merger with UFJ Holdings, which had a large treasury operation. Other factors which increased net revenue include increased revenue from our foreign exchange currency option sales. These increases were partially offset by the increase in funding costs caused by the rise in foreign short-term interest rates.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Net revenue of the Integrated Retail Banking Business Group increased ¥43.2 billion, from ¥411.6 billion for the fiscal year ended March 31, 2004 to ¥454.8 billion for the fiscal year ended March 31, 2005. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries belonging to the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to an increase in net fees, reflecting an increase of ¥24.0 billion in fees on sales of annuity and investment trusts, an increase of ¥14.0 billion in revenue from deposits, and an increase of ¥5.2 billion in revenue from consumer finance.

Operating expenses of the Integrated Retail Banking Business Group increased ¥10.9 billion, from ¥312.8 billion for the fiscal year ended March 31, 2004 to ¥323.7 billion for the fiscal year ended March 31, 2005. This increase was mainly due to an increase of ¥3.9 billion in general expenses due to the expansion of our consumer finance business, and an increase of ¥3.5 billion in advertisement and general publicity expenses relating to our sales of investment products to retail customers.

Operating profit of the Integrated Retail Banking Business Group increased ¥32.3 billion, from ¥98.8 billion for the fiscal year ended March 31, 2004 to ¥131.1 billion for the fiscal year ended March 31, 2005. This increase was mainly due to an increase in net revenue, as explained above.

Net revenue of the Integrated Corporate Banking Business Group increased ¥48.5 billion, from ¥1,056.8 billion for the fiscal year ended March 31, 2004 to ¥1,105.3 billion for the fiscal year ended March 31, 2005. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenue from lending and other commercial banking operations, investment banking and trust banking businesses to corporate clients, as well as fees of subsidiaries belonging to the Integrated Corporate Banking Business Group. The increase in net revenue was due mainly to improved net revenue in domestic businesses and at UNBC.

With regard to the domestic businesses, net revenue of ¥684.2 billion, an increase of ¥28.1 billion, was recorded for the fiscal year ended March 31, 2005. This increase was mainly due to an increase in fees in the investment banking business of ¥36.0 billion, reflecting an increase in fees from sales of derivative products, arrangement of syndicated loans, and real estate securization transactions. Fees from foreign exchange transactions also increased by ¥7.6 billion. These increases were partially offset by a decrease in net interest income of ¥13.9 billion, reflecting the decrease in nonperforming loan assets and in profits of our subsidiaries of ¥8.6 billion, mainly reflecting lower trading profits at our securities subsidiary.

With regard to the overseas businesses including UNBC, net revenue of ¥421.1 billion, an increase of ¥20.4 billion, was recorded for the fiscal year ended March 31, 2005. This increase was mainly due to an increase in non-interest income at UNBC, such as service charges on deposit accounts and an increase in net interest income, which was favorably influenced by higher earning asset volumes and strong deposit growth. Gains on sales of the merchant card portfolio as well as gains on the sale of real property also contributed to the increase in net revenue. In overseas businesses other than UNBC, net revenue decreased by ¥1.0 billion mainly due to a decrease in interest income from corporate lending to non-Japanese corporate clients, reflecting weak loan demand. This decrease was partially offset by an increase in fees in the investment banking business of ¥4.0 billion, reflecting the increase in fees from sales of derivative products and leasing transactions, and an increase in interest income from deposits due to an increase in volume of settlement accounts and the positive effects of a higher interest rate environment in overseas financial markets.

Operating expenses of the Integrated Corporate Banking Business Group increased ¥3.9 billion, from ¥524.7 billion for the fiscal year ended March 31, 2004 to ¥528.6 billion for the fiscal year ended March 31, 2005. This increase was due to an increase of ¥7.9 billion at UNBC and an increase of ¥1.4 billion in domestic businesses reflecting higher nonpersonnel expenses, which was partially offset by a decrease of ¥5.4 billion in overseas businesses other than UNBC mainly reflecting lower personnel expenses.

Operating profit of the Integrated Corporate Banking Business Group increased ¥44.6 billion, from ¥532.1 billion for the fiscal year ended March 31, 2004 to ¥576.7 billion for the fiscal year ended March 31, 2005. This increase was due mainly to the increase in fees in net revenue as stated above.

Net revenue of the Integrated Trust Asset Business Group increased ¥3.2 billion, from ¥56.7 billion for the fiscal year ended March 31, 2004 to ¥59.9 billion for the fiscal year ended March 31, 2005. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and security trusts. The increase in net revenue was due mainly to a ¥0.3 billion increase in revenue from our asset management services and a ¥3.2 billion increase in administration services. The increase in asset management services primarily reflected increased revenue from sales of new investment trust products in our asset management subsidiaries. The increase in administration services primarily reflected an increase in investment trust fee income due to the increase in investment trust assets and the increase in assets under global custody.

Operating expenses of the Integrated Trust Asset Business Group decreased ¥1.3 billion, from ¥47.9 billion for the fiscal year ended March 31, 2004 to ¥46.6 billion for the fiscal year ended March 31, 2005. This decrease was mainly due to a decrease in expenses in asset management services at the trust bank.

Operating profit of the Integrated Trust Asset Business Group increased ¥4.5 billion, from ¥8.8 billion for the fiscal year ended March 31, 2004 to ¥13.3 billion for the fiscal year ended March 31, 2005. This increase reflected a ¥1.3 billion increase in operating profit of asset management services and a ¥2.4 billion increase in operating profit of asset administration services.

Net revenue of Global Markets decreased ¥36.7 billion, from ¥321.7 billion for the fiscal year ended March 31, 2004 to ¥285.0 billion for the fiscal year ended March 31, 2005. This decrease was mainly due to a decrease in other income, which primarily reflected a loss in hedging operations on foreign currency interest rate operations. This decrease was partially offset by increases in trading profits on Japanese yen denominated bonds, alternative investments and Japanese yen money market operations, as well as an increase in fees on loan trusts.

Geographic Segment Analysis

The following table sets forth our total revenue, income from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income on a geographic basis, based principally on the domicile of activities for the fiscal years ended March 31, 2004, 2005 and 2006:

	Fiscal years ended March 31,
	2004	2005	2006
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥1,651.9	¥1,610.1	¥2,520.0

Foreign:
United States of America	575.1	487.7	594.5
Europe	277.2	153.1	194.3
Asia/Oceania excluding Japan	64.8	96.8	176.1
Other areas*	147.6	77.8	113.1

Total foreign	1,064.7	815.4	1,078.0

Total	¥2,716.6	¥2,425.5	¥3,598.0

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle:
Domestic	¥711.1	¥289.7	¥325.7

Foreign:
United States of America	166.4	236.7	55.0
Europe	183.1	49.6	26.8
Asia/Oceania excluding Japan	43.2	84.7	62.3
Other areas*	72.6	57.7	59.9

Total foreign	465.3	428.7	204.0

Total	¥1,176.4	¥718.4	¥529.7

Net income:
Domestic	¥464.2	¥110.0	¥197.4

Foreign:
United States of America	158.3	180.5	39.7
Europe	120.8	24.2	23.4
Asia/Oceania excluding Japan	26.5	61.7	54.0
Other areas*	53.2	38.8	49.0

Total foreign	358.8	305.2	166.1

Total	¥823.0	¥415.2	¥363.5

*	Other areas primarily include Canada, Latin America and the Caribbean.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Domestic net income for the fiscal year ended March 31, 2006 was ¥197.4 billion, compared to ¥110.0 billion for the fiscal year ended March 31, 2005. This increase primarily reflected the increase in net interest income due to the merger with UFJ Holdings.

Foreign net income for the fiscal year ended March 31, 2006 was ¥166.1 billion, compared to ¥305.2 billion for the fiscal year ended March 31, 2005. This decrease primarily reflected the decline in net income in the United States of America.

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

Foreign net income for the fiscal year ended March 31, 2005 was ¥305.2 billion, compared to ¥358.8 billion for the fiscal year ended March 31, 2004. This decrease primarily reflected a decline in net income in Europe, which was partially offset by increases in the Asia/Oceania region (excluding Japan) and in the United States of America.

Effect of Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

The average exchange rate for the fiscal year ended March 31, 2006 was ¥113.31 per $1.00, compared to the prior fiscal year’s average exchange rate of ¥107.55 per $1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2005 was ¥110.21 per $1.00, compared to the average exchange rate for the fiscal year ended December 31, 2004 of ¥108.24 per $1.00.

The change in the average exchange rate of the yen against the US dollar and other foreign currencies had the effect of increasing total revenue by approximately ¥68 billion, net interest income by approximately ¥21 billion and income before income taxes by approximately ¥20 billion, respectively, for the fiscal year ended March 31, 2006.

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

The change in the average exchange rate of the yen against the US dollar and other foreign currencies had the effect of decreasing total revenue by approximately ¥39 billion, net interest income by approximately ¥18 billion and income before income taxes by approximately ¥15 billion, respectively, for the fiscal year ended March 31, 2005.

B.    Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2006 were ¥186.22 trillion, representing an increase of ¥77.80 trillion, from ¥108.42 trillion at March 31, 2005. This increase was due primarily to the merger with UFJ Holdings, which had a large asset base, with total assets of ¥82.04 trillion as of September 30, 2005 before the merger with us. The increase in total assets reflected an increase of ¥44.33 trillion in net loans, and an increase of ¥19.02 trillion in total investment securities.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2005 and 2006 by geographic region based principally on the domicile of the obligors:

	At March 31,
	2005	2006
	(in trillions)
Japan	¥84.41	¥152.05

Foreign:
United States of America	12.33	16.65
Europe	5.97	9.48
Asia/Oceania excluding Japan	3.47	5.24
Other areas*	2.24	2.80

Total foreign	24.01	34.17

Total	¥108.42	¥186.22

*	Other areas primarily include Canada, Latin America and the Caribbean.

Total assets in Japan increased by ¥67.64 trillion mainly due to UFJ Holdings’ large asset base in Japan.

At March 31, 2006, the noon buying rate of the Federal Reserve Bank of New York was ¥117.48 per $1.00, as compared with ¥107.22 per $1.00 at March 31, 2005. The yen equivalent amount of foreign currency denominated assets and liabilities increases as the relevant exchange rate indicating the yen value per one foreign currency unit becomes higher, evidencing a “weaker” yen, and decreases as the relevant exchange rate indicating the yen value per one foreign currency unit becomes lower, evidencing a “stronger” yen. The depreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2006 increased the yen value of our total assets by approximately ¥3.47 trillion. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rate Information.”

Loan Portfolio

The following table sets forth our loans outstanding by domicile and type of industry of borrower, before deduction of allowance for credit losses, at March 31, 2005 and 2006, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	At March 31,
	2005	2006
	(in billions)
Domestic:
Manufacturing	¥6,475.4	¥10,796.6
Construction	974.1	1,968.4
Real estate	5,266.5	8,616.6
Services	3,621.7	6,154.3
Wholesale and retail	5,228.3	9,532.8
Banks and other financial institutions	3,691.9	5,798.1
Communication and information services	784.3	1,182.5
Other industries	6,783.2	12,171.0
Consumer	8,162.1	23,727.8

Total domestic	40,987.5	79,948.1

Foreign:
Governments and official institutions	212.7	325.1
Banks and other financial institutions	917.4	1,152.6
Commercial and industrial	8,521.7	13,403.0
Other	283.4	666.7

Total foreign	9,935.2	15,547.4

Unearned income, unamortized premium—net and deferred loan fees—net	(18.7)	11.3

Total	¥50,904.0	¥95,506.8

Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs.

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information service	Other industries	Total included in Consumer
	(in billions)
March 31, 2005	¥23.0	¥16.2	¥543.0	¥193.4	¥39.8	¥1.1	¥3.7	¥7.8	¥828.0
March 31, 2006	¥17.2	¥13.9	¥425.9	¥160.8	¥30.9	¥1.0	¥3.0	¥6.3	¥659.0

Loans are our primary use of funds. The average loan balance accounted for 51.1% of total interest-earning assets for the fiscal year ended March 31, 2005 and 53.9% for the fiscal year ended March 31, 2006.

At March 31, 2006, our total loans were ¥95.51 trillion, representing an increase of ¥44.61 trillion, or 87.6%, from ¥50.90 trillion at March 31, 2005. This increase was primarily due to the merger with UFJ Holdings. For reference, loans extended by UFJ Holdings were ¥41.91 trillion at March 31, 2005 and ¥42.40 trillion at September 30, 2005. Before the addition of unearned income, unamortized premiums—net and deferred loan fees-net, our loan balance at March 31, 2006 consisted of ¥79.95 trillion of domestic loans and ¥15.55 trillion of foreign loans while the loan balance at March 31, 2005 consisted of ¥40.99 trillion of domestic loans and ¥9.94 trillion of foreign loans.

Domestic loans increased ¥38.96 trillion and foreign loans increased ¥5.61 trillion compared to the previous fiscal year. For reference, domestic loans extended by UFJ Holdings were ¥39.33 trillion at March 31, 2005 and

¥39.77 trillion at September 30, 2005. Foreign loans extended by UFJ Holdings were ¥2.60 trillion at March 31, 2005 and ¥2.65 trillion at September 30, 2005. Regarding foreign loans, loans to non-Japanese companies increased steadily.

Analyzing the change of domestic loans by industry segments, domestic loans increased in all segments primarily due to the merger with UFJ Holdings, and the largest increase was seen in consumer loans. The main reason for the increase in consumer loans was the larger consumer loan portfolio formerly held by UFJ Holdings, including subsidiaries such as UFJ NICOS, a consumer finance company, as compared to that of MTFG.

As for foreign loans, loans also increased in all segments, especially in the commercial and industrial segments. Loans to non-Japanese corporate customers in the United States of America and Europe increased.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2004, 2005 and 2006:

	Year ended March 31,
	2004	2005	2006
	(in billions)
Balance at beginning of fiscal year	¥1,360.1	¥888.1	¥739.9
Additions resulting from the merger with UFJ Holdings(1)	—	—	287.5
Provision (credit) for credit losses	(114.4)	108.3	110.2
Charge-offs:
Domestic	(294.2)	(217.5)	(153.6)
Foreign	(83.7)	(80.4)	(11.2)

Total	(377.9)	(297.9)	(164.8)
Recoveries:
Domestic	17.3	22.1	11.4
Foreign	23.7	15.2	17.2

Total	41.0	37.3	28.6

Net charge-offs	(336.9)	(260.6)	(136.2)
Others(2)	(20.7)	4.1	10.8

Balance at end of fiscal year	¥888.1	¥739.9	¥1,012.2

Notes:

(1)	Additions resulting from the merger with UFJ Holdings represent the valuation allowance for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	“Others” principally include foreign currency translation and discontinued operations adjustments.

Provision for credit losses for the fiscal year ended March 31, 2006 was ¥110.2 billion, an increase of ¥1.9 billion from ¥108.3 billion for the fiscal year ended March 31, 2005. Our loan portfolio and allowance for credit losses were favorably affected by the upgrades of many borrowers’ credit ratings resulting from improvements in their business performance mainly attributable to the general recovery in the Japanese economy, as well as upgrades of credit ratings of borrowers to whom we had large exposures who made progress in their restructuring plans.

However, most of the foregoing favorable impact on the quality of our loan portfolio was not reflected in our provision for credit losses in the fiscal year ended March 31, 2006, because any subsequent increases in the expected cash flows from impaired loans acquired in the merger with UFJ Holdings were not accounted for as reversals of the allowance for credit losses but rather as adjustments to accretable yields under SOP 03-3. On the other hand, the favorable impact on the quality of these loans was reflected in the increase in interest income and the gains on sales of loans included in non-interest income.

For a further discussion of the adoption of SOP 03-3, see “Basis of Financial Statements and Summary of Significant Accounting Policies—Accounting Changes” in note 1 to our consolidated financial statements.

The ratio of a provision for credit losses of ¥110.2 billion is 0.15% to the average loan balance of ¥72.92 trillion and 0.08% to the total interest-earning assets of ¥135.39 trillion.

Charge-offs for the fiscal year ended March 31, 2006 were ¥164.8 billion, a decrease of ¥133.1 billion, or 44.7%, from ¥297.9 billion for the fiscal year ended March 31, 2005.

Charge-offs have decreased for the last two fiscal years, from ¥377.9 billion for the fiscal year ended March 31, 2004, to ¥297.9 billion for the fiscal year ended March 31, 2005 and ¥164.8 billion for the fiscal year ended March 31, 2006, reflecting the general recovery of businesses in Japan.

The following table presents comparative data in relation to the principal amount of nonperforming loans sold and additional provision for credit losses (reversal of allowance):

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Additional provision for credit losses (reversal of allowance)
	(in billions)
For the fiscal year ended March 31, 2004	¥315.9	¥133.2	¥182.7	¥(10.2)
For the fiscal year ended March 31, 2005	101.7	40.5	61.2	(15.5)
For the fiscal year ended March 31, 2006	108.1	38.7	69.4	(13.4)

Notes:

(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

Through the sale of nonperforming loans to third parties, additional provisions or gains may arise from factors such as a change in the credit quality of the borrowers or the value of the underlying collateral subsequent to the prior reporting date, and the risk appetite and investment policy of the purchasers. Along with a reduction of nonperforming loans, conditions surrounding the sales of loans have improved in recent years.

Due to the inherent uncertainty of factors that may affect negotiated prices which reflect the borrowers’ financial condition and the value of underlying collateral, the results during the reported periods are not necessarily indicative of the results that we may record in the future.

In connection with the sale of loans including performing loans, we recorded gains of ¥8.7 billion, ¥15.4 billion and ¥47.1 billion for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.

The following table summarizes the allowance for credit losses by component at March 31, 2004, 2005 and 2006:

	At March 31,
	2004	2005	2006
	(in billions)
Allocated allowance:
Specific—specifically identified problem loans	¥563.6	¥460.4	¥441.4
Large groups of smaller balance homogeneous loans	38.8	37.4	152.3
Loans exposed to specific country risk	6.1	0.1	0.1
Formula—substandard, special mention and other loans	261.1	233.4	410.7
Unallocated allowance	18.5	8.6	7.7

Total allowance	¥888.1	¥739.9	¥1,012.2

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

Change in total allowance and provision for credit losses

At March 31, 2006, the total allowance for credit losses was ¥1,012.2 billion, representing 1.06% of our total loan portfolio or 49.51% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. At March 31, 2005, the total allowance for credit losses was ¥739.9 billion, representing 1.45% of our total loan portfolio or 57.57% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more.

The total allowance at March 31, 2006 increased ¥272.3 billion compared to the previous year mainly due to the merger with UFJ Holdings, which resulted in an additional allowance of ¥287.5 billion. Apart from this factor, other components of the total allowance remained relatively unchanged. The proportion of the allowance for credit losses to the total loan portfolio actually decreased, as the merger with UFJ Holdings led to an increase in total loans.

The proportion of the allowance for credit losses to nonaccrual and restructured loans and accruing loans contractually past due 90 days or more has decreased mainly due to the fact that the impaired loans of UFJ Holdings were offset by the allocated allowance through the application of SOP 03-3.

During the fiscal years ended March 31, 2004, 2005 and 2006, there were no significant additions to the allowance for credit losses resulting from directives, advice or counsel from governmental or regulatory bodies.

Provision for credit losses for the fiscal year ended March 31, 2006 was ¥110.2 billion, an increase of ¥1.9 billion from ¥108.3 billion for the fiscal year ended March 31, 2005. Our loan portfolio and allowance for credit losses were favorably affected by the upgrades of many borrowers’ credit ratings resulting from improvements in their business performance mainly attributable to the general recovery in the Japanese economy, as well as upgrades of credit ratings of borrowers to whom we had large exposures who made progress in their restructuring plans.

However, most of the foregoing favorable impact on the quality of our loan portfolio was not reflected in our provision for credit losses in the fiscal year ended March 31, 2006, because any subsequent increases in the expected cash flows from impaired loans acquired in the merger with UFJ Holdings were not accounted for as reversals of the allowance for credit losses but rather as adjustments to accretable yields under SOP 03-3. On the other hand, the favorable impact on the quality of these loans was reflected in the increase in interest income and the gains on sales of loans included in non-interest income.

For a further discussion of the adoption of SOP 03-3, see “Basis of Financial Statements and Summary of Significant Accounting Policies—Accounting Changes” in note 1 to our consolidated financial statements.

Allocated allowance for specifically identified problem loans

The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans called for in SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of our domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain foreign banking subsidiaries. Loans are classified as restructured loans when we grant a concession to the borrowers for economic or legal reasons related to the borrowers’ financial difficulties.

Detailed reviews of impaired loans are performed after a borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness, including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events, and reassess borrowers’ ratings in response to such events. This credit monitoring process form an integral part of our overall control process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral at the annual and semi-annual fiscal year end, if the loan is collateral-dependent at a balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2004, 2005 and 2006:

	At March 31,
	2004	2005	2006
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥175.7	¥113.9	¥126.9
Construction	59.0	47.8	37.7
Real estate	154.8	122.0	162.8
Services	73.0	169.6	60.7
Wholesale and retail	108.5	85.7	128.6
Banks and other financial institutions	21.4	4.3	15.8
Communication and information services	5.1	11.8	12.8
Other industries	39.8	22.3	29.2
Consumer	141.8	119.2	360.7

Total domestic	779.1	696.6	935.2
Foreign	303.9	124.3	74.6

Total nonaccrual loans	1,083.0	820.9	1,009.8

Restructured loans:
Domestic:
Manufacturing	88.7	30.8	50.9
Construction	41.2	54.1	30.8
Real estate	131.0	116.1	149.7
Services	87.5	36.6	58.4
Wholesale and retail	149.3	87.3	379.9
Banks and other financial institutions	1.6	0.3	0.1
Communication and information services	4.7	3.6	8.2
Other industries	12.4	48.0	157.4
Consumer	61.0	54.2	101.8

Total domestic	577.4	431.0	937.2
Foreign	55.0	23.2	74.7

Total restructured loans	632.4	454.2	1,011.9

Accruing loans contractually past due 90 days or more:
Domestic	14.7	9.2	21.9
Foreign	0.9	0.9	1.1

Total accruing loans contractually past due 90 days or more	15.6	10.1	23.0

Total	¥1,731.0	¥1,285.2	¥2,044.7

Total loans	¥48,357.7	¥50,904.0	¥95,506.8

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	3.58%	2.52%	2.14%

Domestic nonaccrual loans and restructured loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs.

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in billions)
March 31, 2005
Nonaccrual loans	¥1.3	¥1.0	¥43.3	¥13.7	¥3.2	¥—	¥0.2	¥0.5	¥63.2
Restructured loans	1.2	0.3	19.2	2.9	1.9	—	—	—	25.5
March 31, 2006
Nonaccrual loans	¥1.1	¥0.8	¥27.9	¥9.7	¥1.6	¥—	¥0.2	¥0.3	¥41.6
Restructured loans	0.3	0.1	14.4	1.3	0.9	—	—	—	17.0

We have been actively making efforts to reduce our nonperforming loans. These efforts have been made to improve the quality of our own loan assets, which conforms to the policy to decrease nonperforming loans under the program for financial revival announced by the Japanese government in October 2002. Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more increased ¥759.5 billion from March 31, 2005, to ¥2,044.7 billion at March 31, 2006, primarily due to the merger with UFJ Holdings. For reference, the nonperforming loans formerly held by UFJ Holdings were ¥2,326.9 billion at March 31, 2005 and ¥2,225.9 billion at September 30, 2005. In contrast, the percentage of nonperforming loans to the total loans decreased to 2.14% at March 31, 2006 from 2.52% at March 31, 2005.

Total nonaccrual loans were ¥1,009.8 billion at March 31, 2006, an increase of ¥188.9 billion, or 23.0%, from ¥820.9 billion at March 31, 2005. Domestic nonaccrual loans increased ¥238.6 billion while foreign nonaccrual loans decreased ¥49.7 billion. Domestic nonaccrual loans increased due to the merger with UFJ Holdings. These increases were partially offset by the decrease caused by upgrades of many borrowers’ credit ratings which were driven by the improved business performance or sales of loans. Foreign nonaccrual loans decreased primarily due to upgrades in credit ratings through the turnaround of the business performance of borrowers to whom we had large exposures, as a result of progress in their restructuring plans. The decrease was partially offset by the increases due to the merger with UFJ Holdings.

Analyzing by industry segments, nonaccrual loans increased in a number of industry segments due to the merger with UFJ Holdings, including ¥241.5 billion in consumer, ¥42.9 billion in wholesale and retail, and ¥40.8 billion in real estate, while nonaccrual loans decreased ¥108.9 billion in services. Regarding the services industry segment, the merger with UFJ Holdings had less of an impact on the increase of nonaccrual loans compared to the positive impact caused by upgrades of credit ratings due to the improved business performance of borrowers to whom we had large exposures, as a result of progress in their restructuring plans.

Total restructured loans were ¥1,011.9 billion at March 31, 2006, an increase of ¥557.7 billion, or 122.8%, from ¥454.2 billion at March 31, 2005. Domestic restructured loans increased ¥506.2 billion and foreign restructured loans increased ¥51.5 billion. These increases were mainly due to the merger with UFJ Holdings.

Analyzing by industry segments, restructured loans increased in most industry segments, particularly in wholesale and retail by ¥292.6 billion. This increase was mainly attributable to the addition of loans to borrowers for which UFJ Holdings had extended relatively large amounts in this industry segment. Other industries increased by ¥109.4 billion mainly because loans to borrowers to whom we had large exposures which were booked as nonaccrual loans at March 31, 2005 were upgraded due to the progress of their restructuring plans and instead were booked as restructured loans at March 31, 2006.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2004, 2005 and 2006, excluding smaller-balance homogeneous loans:

	At March 31,
	2004		2005		2006
	Loan balance	Impairment allowance	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions)
Requiring an impairment allowance	¥1,405.7	¥563.6	¥1,042.0	¥460.4	¥1,205.6	¥441.4
Not requiring an impairment allowance	183.1	—	147.3	—	254.0	—

Total	¥1,588.8	¥563.6	¥1,189.3	¥460.4	¥1,459.6	¥441.4

Percentage of the allocated allowance to total impaired loans	35.5%		38.7%		30.2%

In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥12.6 billion, ¥15.3 billion and ¥0.2 billion at March 31, 2004, 2005 and 2006, respectively.

Impaired loans increased ¥270.3 billion, or 22.7%, from ¥1,189.3 billion at March 31, 2005 to ¥1,459.6 billion at March 31, 2006. This increase was primarily due to the merger with UFJ Holdings.

The percentage of the allocated allowance to total impaired loans at March 31, 2006 was 30.2%, a decrease of 8.5 percentage points from 38.7% at March 31, 2005. This decrease was mainly due to the overall improvement of the credit quality of the nonaccrual loans portfolio, and the upgrade of large borrowers which were formerly classified as nonaccrual loans. The upgrades of large borrowers also led to the decrease in the proportion of nonaccrual loans as compared to the balance of total impaired loans.

Based upon a review of borrowers’ financial status, from time to time each of our banking subsidiaries grants various concessions (modification of loan terms) to troubled borrowers at the borrowers’ request, including reductions in the stated interest rates or the principal amount of loans, and extensions of the maturity date. According to the policies of each of our banking subsidiaries, such modifications are made to mitigate the near-term burden of the borrowers and to better match the payment terms with the borrowers’ expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms. The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, each of our banking subsidiaries do not modify the terms of loans to borrowers that are considered “Likely to Become Bankrupt,” “Virtually Bankrupt” or “Bankrupt” because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience. The loss experience is usually determined by reviewing the historical loss rate. The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥152.3 billion at March 31, 2006, an increase of ¥114.9 billion from

¥37.4 billion at March 31, 2005. This increase was mainly attributable to the allowance of ¥118.9 billion acquired in the merger with UFJ Holdings. The allowance allocated for the loans made by our subsidiaries in the consumer finance sector and mortgage guarantee sector comprised a large portion of the ¥118.9 billion.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. The countries applicable to the allowance for country risk exposure are decided based on a country risk grading system used to assess and rate the transfer risk to individual countries. The allowance is generally determined based on a function of default probability and expected recovery ratios, taking external credit ratings into account. The allocated allowance for country risk exposure was approximately ¥0.1 billion at March 31, 2005 and 2006.

The following is a summary of cross-border outstandings to counterparties in major Asian and Latin American countries at March 31, 2005 and 2006:

	At March 31,
	2005	2006
	(in billions)
Hong Kong	¥358.3	¥554.7
People’s Republic of China	288.7	512.6
Singapore	291.4	457.6
South Korea	256.3	301.5
Thailand	235.3	291.9
Malaysia	109.2	213.8
Indonesia	36.6	132.7
Philippines	44.4	58.4
Brazil	72.0	137.4
Mexico	47.4	89.3

We record allocated allowance for country risk exposure for specific countries, but not necessarily for all of the countries above.

Through the merger with UFJ Holdings, cross-border outstandings to Asia and Latin America have increased. Our cross-border outstandings to countries such as Singapore and Indonesia have also increased due to their stable economies.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating the inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

Each of our banking subsidiaries has computed the formula allowance based on estimated credit losses using a methodology defined by the credit rating system. Estimated losses inherent in the loan portfolio at the balance sheet date are calculated by multiplying the default ratio by the nonrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each credit risk rating, taking into account the historical number of defaults of borrowers within each credit risk rating divided by the total number of borrowers within that credit risk rating existing at the beginning of the three-year observation period. The recovery ratio is mainly determined by the historical experience of collections against loans in default.

UnionBanCal Corporation, our largest overseas subsidiary, calculates the formula allowance by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, leases and commitments. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on their historical loss experience and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. Loss factors are developed in the following ways:

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

The formula allowance increased ¥177.3 billion from ¥233.4 billion at March 31, 2005 to ¥410.7 billion at March 31, 2006. This increase was mainly attributable to the allowance of ¥168.6 billion acquired in the merger with UFJ Holdings.

Unallocated allowance

The unallocated allowance is based on management’s evaluation of conditions that are not directly reflected in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they may not be identified with specific problem credits or portfolio segments. The conditions evaluated in connection with the unallocated allowance include the following, which were considered to exist at the balance sheet date:

•	general economic and business conditions affecting our key lending areas;

•	credit quality trends (including trends in nonperforming loans expected to result from existing conditions);

•	collateral values;

•	loan volumes and concentrations;

•	specific industry conditions within portfolio segments;

•	recent loss experience in particular segments of the portfolio;

•	duration of the current economic cycle;

•	bank regulatory examination results; and

•	findings of internal credit examination.

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

The unallocated allowance decreased ¥0.9 billion from ¥8.6 billion at March 31, 2005 to ¥7.7 billion at March 31, 2006. This decrease resulted mainly from management’s assessment of economic and specific industry conditions.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was ¥102.3 billion at March 31, 2006, an increase of ¥32.8 billion, or 47.2%, from ¥69.5 billion at March 31, 2005. This increase was mainly due to the merger with UFJ Holdings.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available-for-sale securities. We also hold Japanese government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular to maintain long-term relationships with these customers. However, we have been reducing the aggregate value of our equity securities because we believe that, from a risk management perspective, it is important to reduce the price fluctuation risk in our equity portfolio. As of March 31, 2006, the aggregate value of our marketable equity securities under Japanese GAAP satisfies the requirements of the legislation forbidding banks from holding equity securities in excess of their Tier I capital after September 30, 2006.

Investment securities increased ¥19.02 trillion, from ¥29.79 trillion at March 31, 2005 to ¥48.81 trillion at March 31, 2006 due primarily to the merger with UFJ Holdings, as UFJ Holdings also had a large holding of investment securities, ¥20.36 trillion as of September 30, 2005, before the merger with us. Factors which increased investment securities other than the merger include the increase in accumulated net unrealized gains on marketable equity securities, due to the improvement in the Japanese stock market. These increases were partially offset by the ¥0.70 trillion preferred shares of UFJ Bank being converted into common shares of BTMU and then eliminated in consolidation at March 31, 2006, although they were recognized as investment securities at March 31, 2005.

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2005 and 2006:

	At March 31,
	2005			2006
	Amortized cost	Estimated fair value	Net unrealized gains	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:

Debt securities, principally Japanese government bonds and corporate bonds	¥22,463.7	¥22,604.3	¥140.6	¥36,737.2	¥36,939.1	¥201.9
Marketable equity securities	2,333.4	3,953.6	1,620.2	4,852.9	8,546.8	3,693.9

Total securities available for sale	¥24,797.1	¥26,557.9	¥1,760.8	¥41,590.1	¥45,485.9	¥3,895.8

Debt securities being held to maturity, principally Japanese government bonds	¥2,191.3	¥2,213.6	¥22.3	¥2,466.1	¥2,451.8	¥(14.3)

The amortized cost of securities being held to maturity increased ¥0.27 trillion as our treasury operations increased holdings in Japanese government bonds for asset-liability management purposes, mainly due to the fact that our balance of deposits exceeded our loans, and Japanese government bonds were a viable investment option for us.

The estimated fair value of available-for-sale securities increased ¥18.93 trillion from ¥26.56 trillion at March 31, 2005 to ¥45.49 trillion at March 31, 2006, primarily due to the merger with UFJ Holdings, which increased our investment in Japanese governments bonds, private placement debt securities and equity securities. Other factors which increased the estimated fair value of our available-for-sale securities were mainly the result of the rise in Japanese equity prices in general.

Net unrealized gains on available-for-sale securities included in the investment portfolio at March 31, 2005 and 2006 were ¥1.76 trillion and ¥3.90 trillion, respectively. These net unrealized gains related principally to marketable equity securities.

Cash and Due from Banks

Cash and due from banks at March 31, 2006 was ¥6.24 trillion, an increase of ¥2.03 trillion from ¥4.21 trillion at March 31, 2005. The increase was primarily due to the merger with UFJ Holdings.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2006 were ¥6.24 trillion, an increase of ¥1.72 trillion, from ¥4.52 trillion at March 31, 2005. This increase primarily reflected an increase in foreign currency deposits.

Goodwill

Goodwill at March 31, 2006 was ¥1.84 trillion, an increase of ¥1.75 trillion from ¥0.09 trillion at March 31, 2005. The ¥1.73 trillion of goodwill relating to the merger with UFJ Holdings mainly contributed to the increase in goodwill.

Deferred Tax Assets

Deferred tax assets increased ¥0.44 trillion, or 56.6%, from ¥0.77 trillion at March 31, 2005 to ¥1.21 trillion at March 31, 2006. This increase was primarily due to the recognition of deferred tax assets for operating loss carryforwards and the temporary differences between the assigned values and the tax bases of the assets acquired and liabilities assumed in the purchase business combination with UFJ Holdings, which was partly offset by an increase of deferred tax liabilities including those related to investment securities. The valuation allowance significantly decreased as compared to that provided by UFJ Holdings and its subsidiaries as of September 30, 2005 as a result of our analysis based on all available evidence concerning the updated projection of future taxable income of the combined entity.

Total Liabilities

At March 31, 2006, total liabilities were ¥176.55 trillion, an increase of ¥72.50 trillion from ¥104.05 trillion at March 31, 2005. The increase was primarily due to the merger with UFJ Holdings, which also had a large domestic customer deposit base. This increase primarily reflected increases of ¥55.50 trillion in total deposits and ¥7.91 trillion in long-term debt.

The depreciation of the yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2006 increased the yen values for liabilities denominated in foreign currencies by approximately ¥3.11 trillion.

Deposits

Deposits are our primary source of funds. Total average deposits increased ¥27.93 trillion from ¥70.33 trillion for the fiscal year ended March 31, 2005 to ¥98.26 trillion for the fiscal year ended March 31, 2006. This increase primarily reflected a ¥17.15 trillion increase in average domestic interest-bearing deposits primarily resulting from the merger with UFJ Holdings.

Domestic deposits increased ¥52.03 trillion from ¥58.03 trillion at March 31, 2005 to ¥110.06 trillion at March 31, 2006, while foreign deposits increased ¥3.47 trillion from ¥13.11 trillion at March 31, 2005 to ¥16.58 trillion at March 31, 2006.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset-liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and for managing funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts and other short-term borrowings.

Short-term borrowings increased ¥5.34 trillion from ¥19.01 trillion at March 31, 2005 to ¥24.35 trillion at March 31, 2006 due mainly to the merger with UFJ Holdings.

Long-term debt

Long-term debt at March 31, 2006 was ¥13.89 trillion, an increase of ¥7.91 trillion from ¥5.98 trillion at March 31, 2005. This increase was primarily due to the merger with UFJ Holdings. Another factor which contributed to the increase in long-term debt was an increase of subordinated loans made to BTMU by unconsolidated special purpose companies using proceeds from non-dilutive, nonconvertible preferred securities issued during the fiscal year ended March 31, 2006.

Severance Indemnities and Pension Liabilities

As discussed in “Item 5.A. Operating Results—Recent Developments—Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” and “Item 5.A. Operating Results—Accounting Changes—Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” in March 2005, the substitutional portion of the employee pension fund liabilities of Bank of Tokyo-Mitsubishi was transferred to a government agency and Bank of Tokyo-Mitsubishi was released from the obligation to pay the substitutional portion of the benefits to its employees. Although the completion of the transfer constituted a settlement of such plan, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), the impact of the transfer / settlement of a pre-tax income of ¥35.0 billion was recognized in the fiscal year ended March 31, 2006. See note 18 to our consolidated financial statements for details of our defined benefit pension plans and the effect of the transfer / settlement.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. Due to the economic and financial environment in Japan, as well as our relatively high financial standing in Japan, our deposits have steadily increased during recent years, and increased significantly due to the merger with UFJ Holdings. As of March 31, 2006, our deposits of ¥126.64 trillion exceeded our loans, net of allowance for credit losses of ¥94.49 trillion, by ¥32.15 trillion. These deposits provide us with a sizable source of stable and low-cost funds. While approximately 50.3% of certificates of deposit and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact of the rollovers on our net interest margin and liquidity. Our average deposits, combined with average shareholders’ equity, funded 66.1% of our average total assets of ¥159.35 trillion during the fiscal year ended March 31, 2006.

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

Total Shareholders’ Equity

The following table presents a summary of our total shareholders’ equity at March 31, 2005 and 2006:

	At March 31,
	2005	2006
	(in billions, except percentages)
Preferred stock	¥247.1	¥247.1
Common stock	1,084.7	1,084.7
Capital surplus	1,080.5	5,566.9
Retained earnings	1,567.5	1,664.2
Accumulated other changes in equity from nonowner sources, net of taxes	396.6	1,880.2
Treasury stock, at cost	(3.3)	(774.9)

Total shareholders’ equity	¥4,373.1	¥9,668.2

Ratio of total shareholders’ equity to total assets	4.03%	5.19%

Total shareholders’ equity increased ¥5,295.1 billion, from ¥4,373.1 billion at March 31, 2005 to ¥9,668.2 billion at March 31, 2006. The ratio of total shareholders’ equity to total assets also showed an increase of 1.16 percentage points from 4.03% at March 31, 2005 to 5.19% at March 31, 2006. The increase in total shareholders’ equity at March 31, 2006, and the resulting increase in the ratio to total assets, were principally attributable to an increase of ¥4,486.4 billion in capital surplus mainly due to the issuance of new shares of common stock in the merger with UFJ Holdings, and an increase of ¥1,483.6 billion in accumulated other changes in equity from nonowner sources. These increases were partially offset by the increase in treasury stock, which reflected repurchases of our own shares.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholders’ equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities classified as available for sale at March 31, 2005 and 2006:

	At March 31,
	2005	2006
	(in billions, except percentages)
Accumulated net unrealized gains	¥1,620.2	¥3,693.9
Accumulated net unrealized gains to total assets	1.49%	1.98%

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

Capital Requirements for Securities Firms in Japan and Overseas

We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Securities and Exchange Law of Japan and related ordinance require securities firms to maintain a minimum capital ratio of 120% calculated by as a percentage of capital accounts less certain illiquid assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which detail the definition of essential components of the capital ratios, including capital, illiquid assets deductions, risks and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a suspension of all or part of the business for a period of time and cancellation of registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2005 and 2006 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

	At March 31,		Minimum capital ratios required
	2005	2006
	(in billions, except percentages)
Capital components:
Tier I capital	¥4,286.8	¥7,501.7
Tier II capital includable as qualifying capital	3,250.9	6,293.7
Tier III capital includable as qualifying capital	—	—
Deductions from total qualifying capital	915.1	335.0

Total risk-based capital	¥6,622.6	¥13,460.4

Risk-weighted assets	¥56,270.6	¥110,292.7
Capital ratios:
Tier I capital	7.62%	6.80%	4.00%
Total risk-based capital	11.76	12.20	8.00

Our Tier I ratio decreased 0.82 percentage points from 7.62% at March 31, 2005 to 6.80% at March 31, 2006. This decrease reflected, among other things, the merger with UFJ Holdings and the increase of treasury stock resulting from repurchases of our own shares which was completed in connection with the repayment of public funds originally received by UFJ Holdings from the RCC. The increase in our retained earnings under Japanese GAAP and our issuance of non-dilutive preferred securities during the fiscal year ended March 31, 2006 partially offset this decrease. Our total risk-based capital ratio increased 0.44 percentage points from 11.76% at March 31, 2005 to 12.20% at March 31, 2006 mainly due to an increase in unrealized gains from our securities holdings

Capital Ratios of Our Major Subsidiary Banks in Japan

The table below presents the risk-based capital ratios of BTMU and MUTB at March 31, 2005 and 2006 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency):

	At March 31,		Minimum capital ratios required
	2005	2006
Consolidated capital ratios:
BTMU
Tier I capital	6.86%	7.05%	4.00%
Total risk-based capital	11.83	12.48	8.00
MUTB
Tier I capital	8.87	8.80	4.00
Total risk-based capital	12.72	13.06	8.00
Stand-alone capital ratios:
BTMU
Tier I capital	6.78	7.47	4.00
Total risk-based capital	12.22	13.29	8.00
MUTB
Tier I capital	8.76	8.40	4.00
Total risk-based capital	12.68	12.65	8.00

At March 31, 2006, management believes that our subsidiary banks were in compliance with all capital adequacy requirements to which they are subject.

Capital Ratios of Subsidiary Banks in the United States

The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California, both subsidiaries of BTMU, at December 31, 2004 and 2005:

	At December 31,		Minimum capital ratios required	Ratios OCC requires to be “well-capitalized”
	2004	2005
UnionBanCal Corporation:
Tier I capital (to risk-weighted assets)	9.71%	9.17%	4.00%	—
Tier I capital (to quarterly average assets)*	8.09	8.39	4.00	—
Total capital (to risk-weighted assets)	12.17	11.10	8.00	—
Union Bank of California:
Tier I capital (to risk-weighted assets)	9.29%	9.62%	4.00%	6.00%
Tier I capital (to quarterly average assets)*	7.72	8.78	4.00	5.00
Total capital (to risk-weighted assets)	10.57	10.59	8.00	10.00

*	Excludes certain intangible assets

Management believes that, as of December 31, 2005 and June 30, 2006, UnionBanCal Corporation and Union Bank of California met all capital adequacy requirements to which they are subject.

As of December 31, 2005, the Office of the Comptroller of the Currency (OCC) categorized Union Bank of California as “well-capitalized.” To be categorized as “well capitalized,” Union Bank of California must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank of California’s category.

Capital Adequacy Ratio of Mitsubishi UFJ Securities

At March 31, 2006, Mitsubishi UFJ Securities’ capital accounts, less certain illiquid assets, of ¥680.4 billion, were 564.1% of total amounts equivalent to market, counterparty credit and operations risks.

Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2006:

	Amount of commitment expiration by period
	Less than 1 year	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥ 2,346	¥ 1,530	¥1,830	¥ 5,706
Performance guarantees	1,238	610	52	1,900
Derivative instruments	15,034	11,237	3,374	29,645
Guarantees for the repayment of trust principal	333	2,106	17	2,456
Liabilities of trust account	3,478	136	672	4,286
Others	232	—	11	243

Total guarantees	22,661	15,619	5,956	44,236

Other off-balance-sheet instruments:
Commitments to extend credit	45,027	11,296	2,040	58,363
Commercial letters of credit	805	14	—	819
Others	7	12	10	29

Total other off-balance-sheet instruments	45,839	11,322	2,050	59,211

Total	¥68,500	¥26,941	¥8,006	¥103,447

See note 26 to our consolidated financial statements for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2006, approximately 66% of these commitments will expire within one year, 26% from one year to five years and 8% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” In addition, in accordance with SFAS No. 5, we evaluate off-balance-sheet arrangement in the manner described in note 1 to our consolidated financial statements.

In the aggregate, the income generated from fees and commissions is one of our most important sources of revenue. Such income amounted to ¥1,033.3 billion during the fiscal year ended March 31, 2006, accounting for approximately 97% of our non-interest income which amounted to ¥1,067.4 billion for the fiscal year. However, the fees generated specifically from off-balance-sheet arrangements are not a dominant source of our fees and commissions.

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

The following table presents, by type of VIE, the total assets of non-consolidated VIEs and the maximum exposures to non-consolidated VIEs at March 31, 2005 and 2006:

	2005		2006
Non-Consolidated VIEs	Assets	Maximum exposure	Assets	Maximum exposure
	(in billions)
Asset-backed commercial paper conduits	¥381.4	¥56.5	¥5,880.0	¥536.3
Securitization conduits of client properties	1,574.8	618.8	2,539.7	822.6
Investment funds	30,152.3	869.3	61,263.0	1,766.1
Special purpose entities created for structured financing	16,419.8	1,134.3	22,692.7	1,695.7
Repackaged instruments	34,851.6	883.2	120,316.6	1,645.6
Others	6,156.3	849.1	5,419.4	881.3

Total	¥89,536.2	¥4,411.2	¥218,111.4	¥7,347.6

Off-balance sheet arrangements include the following types of special purpose entities:

Asset-backed Commercial Paper Conduits

We administer several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. The assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from us or third parties. While customers basically continue to service the transferred trade receivables, we underwrite, distribute, make a market in commercial paper issued by the conduits, and also provide liquidity and credit support facilities to the entities.

Securitization Conduits of Client Properties

We administer several conduits that acquire client assets, primarily real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, we consider those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from us or third parties. We determined we are not the primary beneficiary of any of these conduits.

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

We not only manage the composition of investment trust funds but also play a major role in composing venture capital funds. We generally do not have significant variable interests through composing these type of funds.

We occasionally sell assets such as nonperforming loans to these funds, in particular the Corporate Recovery Fund, when we believe that such sale may improve our asset quality.

Corporate Recovery Fund.    We have non-controlling equity interests in corporate recovery funds whose principal business purpose is to generate profits by investing in companies in the process of restructuring and then, typically, selling these investments after the companies complete their restructurings. Such funds purchase nonperforming loans from us or others and in some cases acquire majority ownership in the borrower companies by means of a debt-for-equity swap. Our non-voting interests in these funds amounted to ¥29.5 billion at March 31, 2005 and ¥47.4 billion at March 31, 2006, respectively. In addition, at March 31, 2006, we had commitments to make additional contributions of up to ¥20.5 billion to these funds.

We sold to corporate recovery funds nonperforming loans with an aggregate net book value of ¥4.2 billion for ¥1.9 billion during the fiscal year ended March 31, 2005 and an aggregate net book value of ¥4.1 billion for ¥1.3 billion during the fiscal year ended March 31, 2006. For a detailed discussion on additional provisions for credit losses associated with the sale of such loans, see “—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Venture Capital Fund.    We own non-controlling equity interests in investment funds managed by fund management companies who have discretionary investment powers. These funds seek to invest in start-up companies or companies that are rapidly developing. We made contributions to these funds amounting to ¥415.6 billion at March 31, 2006. At March 31, 2006, in accordance with the applicable limited partnership agreements, we had commitments to make additional contributions of up to ¥129.2 billion when required by the fund management companies.

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

We generally act as a member of a lending group and do not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, we determined that we are not the primary beneficiary of most of these entities. However, in transactions with entities whose investments at risk are exceptionally thin, where we provide most of the financing, we are ultimately required to consolidate this type of entity.

Repackaged Instruments

We have two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

We provide repackaged instruments with features that meet customers’ needs and preferences through special purpose entities. We purchase financial instruments such as bonds and transfer them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with us or other financial institutions to modify the cash flows of the underlying financial instruments. We underwrite and market the new instruments issued by the special purpose entities to our customers.

We also invest in repackaged instruments arranged and issued by third parties.

Trust Arrangements

We offer a variety of asset management and administration services under trust arrangements including securities investment trusts, pension trusts and trusts used as securitization vehicles. Although in limited cases we may assume risks through guarantees or certain protections as provided in the agreements or relevant legislation, we have determined that we will not absorb a majority of expected losses in connection with such trust arrangements. In a typical trust arrangement, however, we manage and administer assets on behalf of the customers in an agency, fiduciary and trust capacity and do not assume risks associated with the entrusted assets. Customers receive and absorb expected returns and losses on the performance and operations of trust assets under our management. Accordingly, we determined that we are generally not a primary beneficiary to any trust arrangements under management as our interests in the trust arrangements are insignificant in most cases. Fees on trust products that we offer for the fiscal years ended March 31, 2005 and 2006 were ¥102.8 billion and ¥121.4 billion, respectively.

See notes 16, 26 and 29 to our consolidated financial statements for further details.

Other Type of VIEs

We are also a party to other types of VIEs including special purpose entities created to hold assets on our behalf as an intermediary.

We identified borrowers that were determined to be VIEs due to an insufficient level of equity. We determined that we are not the primary beneficiary of most of these borrowers because of our limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, distribution, construction and real estate development, independently from us.

Contractual Cash Obligations

In the normal course of our business, we enter into contractual agreements whereby we commit to future purchases of products or services from unaffiliated parties. The following table shows a summary of our contractual cash obligations at March 31, 2006:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual cash obligations:
Time deposits	¥40,878	¥8,818	¥3,244	¥406	¥53,346
Long-term debt	1,680	3,052	2,483	6,464	13,679
Capital lease obligations	54	116	33	8	211
Operating leases	42	67	50	48	207
Purchase obligations	10	14	17	81	122

Total*	¥42,664	¥12,067	¥5,827	¥7,007	¥67,565

*	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2006 as such amount is not currently determinable. We expect to contribute approximately ¥58.7 billion to the pension plans of domestic subsidiaries and approximately ¥14.2 billion to the pension plans of subsidiaries in the United States of America for the fiscal year ending March 31, 2007.

Purchase obligations include any legally binding contractual obligations that require us to spend more than ¥100 million annually under the contract. Purchase obligations in the table primarily include commitments to make investments into corporate recovery or private equity investment funds.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits—net” in our consolidated statements of income. These contracts consist primarily of crude oil commodity contracts. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2005 and 2006:

	Fiscal years ended March 31,
	2005	2006
	(in millions)
Net fair value of contracts outstandings at beginning of fiscal year	¥12,054	¥29,823
Changes attributable to contracts realized or otherwise settled during the fiscal year	(5,375)	(9,117)
Fair value of new contracts when entered into during the fiscal year	(29)	983
Other changes in fair value, principally revaluation at end of fiscal year	23,173	49,114

Net fair value of contracts outstandings at end of fiscal year	¥29,823	¥70,803

During the fiscal years ended March 31, 2005 and 2006, the fair value of non-exchange traded contracts increased primarily due to an increase in the fair value of oil commodity contracts indexed to the WTI crude oil prices, reflecting political factors in the Middle East and other factors.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2006:

	Net fair value of contracts—unrealized gains
	Prices actively quoted	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥14,857	¥678
Maturity less than 3 years	23,786	222
Maturity less than 5 years	16,506	116
Maturity 5 years or more	13,447	1,191

Total fair value	¥68,596	¥2,207

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions under Items 5.A. and 5.B. of this Annual Report.

E.	Off-balance-sheet Arrangements

See the discussion under “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

F.	Tabular Disclosure of Contractual Obligations

See the discussion under “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

G.	Safe Harbor

See the discussion under “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management

The following table sets forth the members of our board of directors as of July 31, 2006, together with their respective dates of birth and positions.

Name	Date of Birth	Position at MUFG	Previous or Current Position

Ryosuke Tamakoshi	July 10, 1947	Chairman	Deputy Chairman of BTMU

Haruya Uehara	July 25, 1946	Deputy Chairman and Chief Audit Officer	President of MUTB

Nobuo Kuroyanagi	December 18, 1941	Director, President and Chief Executive Officer	President of BTMU

Katsunori Nagayasu	April 6, 1947	Director and Deputy President	Deputy President of BTMU

Hajime Sugizaki	April 3, 1945	Senior Managing Director and Chief Financial Officer	Director of BTMU

Yoshihiro Watanabe	July 26, 1947	Senior Managing Director and Chief Risk Management Officer	Director of MUS

Toshihide Mizuno	April 19, 1950	Senior Managing Director and Chief Planning Officer	Director of MUTB

Shintaro Yasuda	December 23, 1946	Director	Deputy President of MUTB

Hirohisa Aoki	July 11, 1949	Director	President & COO of MUS

Fumiyuki Akikusa	October 9, 1949	Director	Deputy President of MUS

Kinya Okauchi	September 10, 1951	Director	Senior Managing Director of MUTB

Nobuyuki Hirano	October 23, 1951	Director	Managing Director of BTMU

Iwao Okijima	December 27, 1934	Director	Senior Advisor to the Board of Hino Motors

Akio Harada	November 3, 1939	Director	Attorney-at-law

Takuma Otoshi	October 17, 1948	Director	President of IBM Japan, Ltd.

The following is a brief biography of each of our directors:

Ryosuke Tamakoshi has been a director and the chairman of the board of directors since October 2005. He has also been the deputy chairman of BTMU since January 2006. He served as the president and chief executive officer of UFJ Holdings from June 2004 to September 2005 and as the chairman of UFJ Bank from May 2004 to December 2005. He served as a deputy president of UFJ Bank from May 2002 to May 2004, and as a senior executive officer of UFJ Bank from January 2002 to May 2002. Mr. Tamakoshi served as a senior executive officer of The Sanwa Bank, Limited from June 1999 to January 2002, and as a director of Sanwa Bank from June 1997 to June 1999.

Haruya Uehara has been a director, the deputy chairman of the board of directors and chief audit officer since October 2005. He has also been the president of MUTB since October 2005. He served as a director, the chairman and co-chief executive officer of MTFG from June 2004 to September 2005. He served as the president of Mitsubishi Trust Bank from April 2004 to September 2005 and served as a deputy president of Mitsubishi Trust Bank from June 2002 to April 2004. He served as a senior managing director of Mitsubishi Trust Bank from June 2001 to June 2002 and served as a managing director of Mitsubishi Trust Bank from June 1998 to June 2001. Mr. Uehara served as a director of Mitsubishi Trust Bank from June 1996 to June 1998.

Nobuo Kuroyanagi has been a director, the president and chief executive officer since October 2005. He has also been the president of BTMU since January 2006. He served as the president and chief executive officer of MTFG from June 2004 to December 2005 and as a director of MTFG from June 2003 to December 2005. He served as the president of Bank of Tokyo-Mitsubishi from June 2004 to December 2005 and as a deputy president of Bank of Tokyo-Mitsubishi from June 2002 to June 2004. He served as a managing director of Bank of Tokyo-Mitsubishi from June 1996 to June 2002, during which period he also served as a board member from June 1996 to June 2001. Mr. Kuroyanagi served as a director of Bank of Tokyo-Mitsubishi from June 1992 to June 1996.

Katsunori Nagayasu has been a director and deputy president since June 2006. He has also been a deputy president of BTMU since January 2006. He served as a managing officer from October 2005 to December 2005. He served as a managing officer of MTFG from April 2004 to September 2005 and as a director of MTFG from April 2001 to June 2004. He served as a deputy president of Bank of Tokyo-Mitsubishi from May 2005 to December 2005 and as a senior managing director of Bank of Tokyo-Mitsubishi from January 2005 to May 2005. He served as a managing director of Bank of Tokyo-Mitsubishi from June 2002 to January 2005. He served as a managing director of Nippon Trust Bank from June 2000 to September 2001, then as a managing director of Mitsubishi Trust Bank from October 2001 to June 2002 after the merger of Nippon Trust Bank into Mitsubishi Trust Bank. Mr. Nagayasu served as a director of Bank of Tokyo-Mitsubishi from June 1997 to June 2000.

Hajime Sugizaki has been a senior managing director and chief financial officer since October 2005. He has also been a director of BTMU since January 2006. He served as a senior managing director of MTFG from April 2004 to September 2005 and as a director of MTFG from April 2001 to March 2004. He served as a senior managing director of Mitsubishi Trust Bank from June 2001 to March 2004 and as a managing director of Mitsubishi Trust Bank from June 1999 to June 2001. Mr. Sugizaki served as a director of Mitsubishi Trust Bank from June 1997 to June 1999.

Yoshihiro Watanabe has been a senior managing director and chief risk management officer since October 2005. He has also been a director of MUS since June 2006. He served as a senior managing director of MTFG and as a director of Mitsubishi Trust Bank from June 2005 to September 2005 and served as a managing officer of MTFG from April 2004 to May 2005. He served as a senior managing director of Bank of Tokyo-Mitsubishi from January 2005 to June 2005 and as a managing director of Bank of Tokyo-Mitsubishi from May 2001 to January 2005, during which period he also served as a board member from June 2004 to June 2005 and from May 2001 to June 2001. Mr. Watanabe served as a director of Bank of Tokyo-Mitsubishi from June 1997 to May 2001.

Toshihide Mizuno has served as a senior managing director and chief planning officer since October 2005. He has also been a director of MUTB since October 2005. He served as a director and senior executive officer of UFJ Holdings from June 2002 to September 2005. He served as a director of UFJ Trust Bank from May 2004 to September 2005. He served as a director of UFJ Bank from June 2002 to October 2004, during which period he also served as a senior executive officer of UFJ Bank from May 2004 to July 2004. He served as a senior executive officer of UFJ Holdings from May 2002 to June 2002 and as an executive officer of UFJ Bank from January 2002 to May 2002. Mr. Mizuno served as an executive officer of Sanwa Bank from May 2000 to January 2002.

Shintaro Yasuda has been a director since October 2005. He has also been as a deputy president of MUTB since October 2005. He served as a director of UFJ Holdings from June 2004 to September 2005 and served as the president of UFJ Trust Bank from May 2004 to September 2005. He served as a deputy president of UFJ Trust Bank from May 2003 to May 2004, and served as a director and senior executive officer of UFJ Trust Bank from January 2002 to May 2003. He served as a senior executive officer of UFJ Holdings from April 2001 to January 2002 and as a managing director of Toyo Trust and Banking Company, Limited, or Toyo Trust Bank, from June 2000 to March 2001. He served as a senior executive officer of Toyo Trust Bank from May 2000 to June 2000 and as an executive officer of Toyo Trust Bank from June 1999 to May 2000. Mr. Yasuda served as a director of Toyo Trust Bank from June 1998 to June 1999.

Hirohisa Aoki has been a director since October 2005. He has also been the president & COO of MUS since June 2006. He served as a director and principal executive officer of MUS from October 2005 to June 2006 and served as a director and senior executive officer of UFJ Tsubasa Securities from June 2004 to September 2005. He served as a senior executive officer of UFJ Tsubasa Securities from June 2002 to June 2004, and as a senior executive officer of UFJ Capital Markets Securities Co., Ltd. from January 2002 to May 2002. Mr. Aoki served as a senior executive officer of The Tokai Bank, Limited from April 2000 to January 2002 and served as an executive officer of Tokai Bank from June 1998 to April 2000.

Fumiyuki Akikusa has been a director since June 2006. He has also been a deputy president of MUS since June 2006. He served as a director and principal executive officer of MUS from October 2005 to June 2006 and served as a senior managing director and principal executive officer of Mitsubishi Securities from June 2005 to September 2005. He served as a managing officer of MTFG from May 2004 to May 2005. He served as a managing director of Bank of Tokyo-Mitsubishi from June 2004 to June 2005 and served as a managing officer of Bank of Tokyo-Mitsubishi from May 2003 to June 2004. Mr. Akikusa served as a director of Bank of Tokyo-Mitsubishi from June 2000 to May 2003, during which period he served as a board member from June 2000 to June 2001.

Kinya Okauchi has been a director since October 2005. He has also been a senior managing director of MUTB since October 2005. He served as a director of MTFG from June 2004 to September 2005 and served as a senior managing director of Mitsubishi Trust Bank from June 2005 to September 2005. He served as a managing director of Mitsubishi Trust Bank from April 2003 to June 2005. He has been a board member of Mitsubishi Trust Bank from March 2004 to September 2005. Mr. Okauchi served as a non-board member director of Mitsubishi Trust Bank from June 2001 to April 2003.

Nobuyuki Hirano has been a director since October 2005. He has also been a managing director of BTMU since January 2006. He served as a director of MTFG from June 2005 to September 2005 and served as an executive officer of MTFG from July 2004 to June 2005. He served as a board member of Bank of Tokyo Mitsubishi from June 2005 to December 2005, and as a managing director of Bank of Tokyo-Mitsubishi from May 2005 to December 2005. Mr. Hirano served as a non-board member managing director of Bank of Tokyo-Mitsubishi from May 2005 to June 2005 and as a non-board member director of Bank of Tokyo-Mitsubishi from June 2001 to May 2005.

Iwao Okijima has been a director since October 2005. He served as a director of UFJ Holdings from June 2004 to September 2005. He has also been a senior advisor to the board of Hino Motors, Ltd., or Hino Motors, since June 2004, and an advisor of Toyota Motor Corporation, or Toyota, since July 2002. He served as the chairman of the board and representative director of Hino Motors from June 2000 to June 2004, and as the chairman of Koito Manufacturing Co., Ltd., from June 1999 to June 2003. He served as a director of Hino Motors from June 1999 to June 2000, and as a senior adviser to the board of Toyota from June 1999 to July 2002. He served as a vice president of Toyota from August 1995 to June 1999, and as a senior managing director of Toyota from September 1992 to August 1995. Mr. Okijima served as a managing director of Toyota from September 1990 to September 1992, and as a director from September 1985 to September 1990.

Akio Harada has been a director since June 2006. He has been an attorney-at-law at Hironaka Law Office since October 2004. He served as the prosecutor general of the Tokyo High Prosecutors’ Office from July 2001 to June 2004 and as the chief prosecutor of the same office from December 1999 to July 2001. He served as the administrative vice minister of the Ministry of Justice from June 1998 to December 1999 and as the director general of the Criminal Affairs Bureau, Ministry of Justice from January 1996 to June 1998. He served as the deputy vice minister of the Ministry of Justice from December 1993 to January 1996 and as the chief public prosecutor of the Morioka District Public Prosecutor Office from April 1992 to December 1993. Mr. Harada served as a general manager of the personnel division of the Minister’s Secretariat, Ministry of Justice from April 1988 to April 1992.

Takuma Otoshi has been a director since October 2005. He served as a director of MTFG from June 2004 to September 2005. He has also been the president of IBM Japan, Ltd. since December 1999. Mr. Otoshi served as a managing director of IBM Japan, Ltd. from March 1997 to December 1999 and as a director of IBM Japan, Ltd. from March 1994 to March 1997.

The following table sets forth our corporate auditors as of July 31, 2006, together with their respective dates of birth and positions.

Name	Date of Birth	Position at MUFG	Previous or Current Position

Setsuo Uno	April 29, 1942	Corporate Auditor (Full-Time)	Former Senior Managing Director of MTFG

Haruo Matsuki	April 25, 1948	Corporate Auditor (Full-Time)	Former Corporate Auditor (Full-Time) of UFJ Trust Bank Limited

Takeo Imai	January 29, 1942	Corporate Auditor	Attorney-at-law

Tsutomu Takasuka	February 11, 1942	Corporate Auditor	Professor, Department of Business Administration, Bunkyo Gakuin University; Former Partner at Tohmatsu & Co.; Full-time Corporate Auditor of BTMU

Kunie Okamoto	September 11, 1944	Corporate Auditor	President of Nippon Life Insurance Company

The following is a brief biography of each of our corporate auditors:

Setsuo Uno has been a corporate auditor (full-time) since October 2005. He served as a corporate auditor (full-time) of MTFG from June 2003 to September 2005 and as a senior managing director of MTFG from April 2001 to June 2003. He served as a corporate auditor of Bank of Tokyo-Mitsubishi from June 2003 to June 2005 and as a managing director of Bank of Tokyo-Mitsubishi from May 1997 to April 2001. Mr. Uno served as a director of Bank of Tokyo-Mitsubishi from June 1992 to May 1997.

Haruo Matsuki has served as a corporate auditor (full-time) since October 2005. He served as a corporate auditor (full-time) of UFJ Bank from June 2005 to December 2005 and as a corporate auditor of UFJ Holdings and UFJ Trust Bank from June 2005 to September 2005. He served as a senior executive officer of UFJ Trust Bank from January 2002 to June 2005, during which period he also served as a director of UFJ Trust Bank from January 2002 to September 2004. He served as a senior managing director of Toyo Trust Bank from June 2001 to January 2002, and as a senior executive officer of Toyo Trust Bank from March 2001 to June 2001. Mr. Matsuki served as an executive officer of Toyo Trust Bank from June 1999 to March 2001.

Takeo Imai has been a corporate auditor since October 2005. He has also been a corporate auditor of MUS since October 2005. He served as a corporate auditor of MTFG from April 2001 to September 2005. He served as a corporate auditor of Mitsubishi Securities from September 2002 to September 2005. Mr. Imai has been a partner at the law firm Miyake, Imai & Ikeda since January 1972.

Tsutomu Takasuka has been a corporate auditor since October 2005. He has also been a full-time corporate auditor of BTMU since January 2006. He served as a corporate auditor of MTFG from June 2005 to September 2005 and served as a full-time corporate auditor of Bank of Tokyo-Mitsubishi from October 2004 to December 2005. He has been a professor at Bunkyo Gakuin University since April 2004. He was a partner at Tohmatsu & Co. from February 1990 to September 2002, and at Mita Audit Corporation from June 1985 to February 1990.

Kunie Okamoto has been a corporate auditor since October 2005. He served as a corporate auditor of UFJ Holdings from June 2005 to September 2005. He has also been the president of Nippon Life Insurance Company, or Nippon Life, since April 2005 and served as a senior managing director of Nippon Life from March 2002 to April 2005. He served as a managing director of Nippon Life from March 1999 to March 2002. Mr. Okamoto served as a director of Nippon Life from July 1995 to March 1999.

The following table sets forth our executive officers as of July 31, 2006, together with their respective dates of birth and positions.

Name	Date of Birth	Position at MUFG	Previous or Current Position

Takamune Okihara	July 11, 1951	Managing Officer, Group Head of Integrated Corporate Banking Business Group	Deputy President of BTMU, Chief Executive of Corporate Banking Business Unit

Toshio Goto	March 8, 1952	Managing Officer, Group Head of Integrated Trust Assets Business Group	Senior Managing Director of MUTB, Chief Executive of Trust Assets Business Unit

Tetsuya Wada	March 1, 1954	Managing Officer, Group Head of Integrated Retail Banking Business Group	Managing Director of BTMU, Chief Executive of Retail Banking Business Unit

Norimichi Kanari	December 4, 1946	Managing Officer, Deputy Group Head of Integrated Corporate Banking Business Group	Deputy President of BTMU, Chief Executive of Global Business Unit

Noriaki Hanamizu	September 11, 1947	Managing Officer, Deputy Group Head of Integrated Corporate Banking Business Group	Deputy President of MUTB, Chief Executive of Corporate Business Unit

Hajime Mita	December 15, 1950	Managing Officer, Deputy Group Head of Integrated Retail Banking Business Group	Managing Director of MUTB, Chief Executive of Retail Banking Business Unit

Akira Naito	September 20, 1951	Managing Officer, Deputy Group Head of Integrated Trust Assets Business Group	Managing Executive Officer of BTMU, Group Head of Investment Banking Group

Kyota Omori	March 14, 1948	Managing Officer, in charge of overseeing corporate-governance matters in the U.S.	Managing Executive Officer of BTMU, Chief Executive Officer for the Americas

Ryusaburo Harasawa	January 30, 1951	Managing Officer, in charge of Operations & Systems Planning Division	Managing Director of BTMU, Chief Executive of Operations and Systems Unit

Kazuhiro Shimanuki	July 25, 1952	Executive Officer, General Manager of Internal Audit Division	Former Executive Officer of UFJ Holdings

Takehiko Nemoto	August 20, 1953	Executive Officer, General Manager of Operations & Systems Planning Division	Executive Officer of BTMU, General Manager of Systems Division

Yukiharu Kiho	February 27, 1954	Executive Officer, General Manager of Corporate Business Development Division No.1 of Integrated Corporate Banking Business Group	Executive Officer of BTMU, General Manager of Corporate Banking Business Promotion Division No.1

Name	Date of Birth	Position at MUFG	Previous or Current Position

Toshiaki Kajiura	April 8, 1953

Executive Officer,
General Manager of Trust Business Planning Division, and Co-General Manager of Corporate Business Planning Division and Corporate Business Development Division No.1 of Integrated Corporate Banking Business Group

Executive Officer of MUTB, General Manager of Corporate Business Planning and Development Division

Akira Kamiya	September 6, 1953	Executive Officer, General Manager of Global Planning Division of Integrated Corporate Banking Business Group	Executive Officer of BTMU, General Manager of Global Planning Division

Yoshitsugu Yokogoshi	November 16, 1953	Executive Officer, General Manager of Retail Business Development Division of Integrated Retail Banking Business Group	Executive Officer of BTMU, General Manager of Retail Banking Promotion Division

Takashi Kimura	September 1, 1954	Executive Officer, General Manager of Corporate Business Planning Division and Co-General Manager of Trust Business Planning Division of Integrated Corporate Banking Business Group	Executive Officer of BTMU, General Manager of Corporate Business Planning Division

Takeshi Ogasawara	August 1, 1953	Executive Officer, General Manager of Corporate Risk Management Division	Executive Officer of BTMU, General Manager of Corporate Risk Management Division

Mitsuo Imai	May 15, 1954	Executive Officer, General Manager of Consumer Finance Planning Division	Executive Officer of BTMU, General Manager of Consumer Finance Division

Takashi Morisaki	January 1, 1955	Executive Officer, General Manager of Investment Banking Planning Division of Integrated Corporate Banking Business Group	Executive Officer of BTMU, General Manager of Investment Banking Planning Division

Hidekazu Fukumoto	November 6, 1955	Executive Officer, General Manager of Corporate Business Development Division No.2 of Integrated Corporate Banking Business Group	Executive Officer of BTMU, General Manager of Corporate Banking Business Promotion Division No.2

Kaoru Wachi	December 9, 1955	Executive Officer, General Manager of Asset Management and Administration Planning Division of Integrated Trust Assets Business Group	Executive Officer of MUTB, General Manager of Trust Assets Planning Division

Name	Date of Birth	Position at MUFG	Previous or Current Position

Shunichi Nakajima	February 7, 1955	Executive Officer, General Manager of Securities Intermediary Division of Integrated Retail Banking Business Group	General Manager of Securities Intermediary Business Division of BTMU

Takashi Oyamada	November 2, 1955	Executive Officer, General Manager of Corporate Planning Division, and Deputy General Manager of Financial Planning Division and Co-General Manager of Corporate Risk Management Division	Executive Officer of BTMU, General Manager of Corporate Planning Division

Hatsuhito Kaneko	November 2, 1956	Executive Officer, General Manager of Retail Trust Business Planning Division of Integrated Retail Banking Business Group	Executive Officer of MUTB, General Manager of Retail Banking Planning and Development Division

Tadachiyo Osada	October 26, 1956	Executive Officer, General Manager of Retail Business Planning Division of Integrated Retail Banking Business Group	Executive Officer of BTMU, General Manager of Retail Banking Planning Division

Takami Onodera	April 4, 1957	Executive Officer, General Manager of Credit & Investment Management Division	Executive Officer of BTMU, General Manager of Credit Policy & Planning Division

Kazuaki Kido	September 26, 1951	Executive Officer, Co-General Manager of Corporate Risk Management Division	Executive Officer of MUTB, General Manager of Corporate Risk Management Division

Taihei Yuki	October 3, 1952	Executive Officer, Co-General Manager of Corporate Planning Division	Managing Executive Officer of MUTB, General Manager of Corporate Planning Division

Masaaki Tanaka	April 1, 1953	Executive Officer, Co-General Manager of Corporate Planning Division	Executive Officer of BTMU, General Manager of Corporate Planning Division

Juichi Nishimura	August 22, 1953	Executive Officer, Co-General Manager of Compliance Division	Executive Officer of MUTB, General Manager of Compliance & Legal Division

Takashi Kawasaki	September 14, 1955	Executive Officer, Co-General Manager of Operations & Systems Planning Division	Executive officer of MUTB, General Manager of Systems Planning Division

Hidenobu Fujii	November 29, 1955	Executive Officer, Co-General Manager of Operations & Systems Planning Division	Executive Officer of BTMU, General Manager of Operations Planning Division, and Customer Security Protection Office

Name	Date of Birth	Position at MUFG	Previous or Current Position

Toshikazu Nakanishi	May 17, 1952	Executive Officer, Co-General Manager of Trust Business Planning Division of Integrated Corporate Banking Business Group	Executive officer of MUTB, General Manager of Corporate Agency Division and Corporate Agency Business Promotion Division

Tomoo Masuda	March 21, 1953	Executive Officer, Co-General Manager of Asset Management and Administration Planning Division of Integrated Trust Assets Business Group	Managing Executive Officer of MUTB, Deputy Chief Executive of Trust Assets Business Unit

Masayoshi Nakamura	November 10, 1954	Executive Officer, Securities/Investment Banking Business Strategy of Integrated Corporate Banking Business Group	Director & Senior Executive Officer of MUS, Head of Global Investment Banking Business Unit

Yoshiaki Masuda	December 6, 1954	Executive Officer in charge of branches in Central Japan, Co-General Manager of Retail Business Development Division of Integrated Retail Banking Business Group	Executive Officer of BTMU, in charge of branches in Central Japan

Shigenobu Tokuoka	September 17, 1955	Executive Officer in charge of branches in Western Japan, Integrated Retail Banking Business Group	Executive Officer of BTMU, in charge of branches in Western Japan

Yuya Saijo	November 11, 1955	Executive Officer, Co-General Manager of Asset Management and Administration Planning Division of Integrated Trust Assets Business Group	Executive officer of MUTB, General Manager of Investment Research & Planning Division

Mikiyasu Hiroi	September 21, 1955	Executive Officer, Co-General Manager of Securities Intermediary Division of Integrated Retail Banking Business Group	Executive Officer of BTMU, General Manager of Securities Intermediary Business Division

The following is a brief biography of each of our managing officers:

Takamune Okihara has been a managing officer and group head of the Integrated Corporate Banking Business Group since October 2005. He has also been a deputy president of BTMU and chief executive of the Corporate Banking Business Unit since January 2006. He served as a director of UFJ Holdings from June 2004 to September 2005 and served as the president and CEO of UFJ Bank from May 2004 to December 2005. He served as a senior executive officer of UFJ Bank from May 2003 to May 2004 and as an executive officer of UFJ Bank from January 2002 to May 2003. Mr. Okihara served as an executive officer of Sanwa Bank from March 2001 to January 2002.

Toshio Goto has been a managing officer and group head of the Integrated Trust Assets Business Group since October 2005. He has also been a senior managing director of MUTB since June 2006 and the chief executive of the Trust Assets Business Unit of MUTB since October 2005. He served as a managing director of MUTB from October 2005 to June 2006. He served as a managing officer of MTFG from April 2004 to September 2005. Mr. Goto served as a managing director of Mitsubishi Trust Bank from March 2004 to September 2005 and as a non-board member director of Mitsubishi Trust Bank from June 2002 to March 2004.

Tetsuya Wada has been a managing officer and group head of the Integrated Retail Banking Business Group since May 2006. He has also been the chief executive of the Retail Banking Business Unit of BTMU since May 2006, and has been a managing director of BTMU since June 2006. He served as a managing executive officer of BTMU from May 2006 to June 2006. He served as an executive officer of MUFG from October 2005 to May 2006 and served as an executive officer of MTFG from April 2004 to September 2005. He served as an executive officer of BTMU from January 2006 to May 2006. Mr. Wada served as a non-board member director of Bank of Tokyo-Mitsubishi from June 2003 to December 2005.

Norimichi Kanari has been a managing officer and deputy group head of the Integrated Corporate Banking Business Group since October 2005. He has also been a deputy president and the chief executive of the Global Business Unit of BTMU since January 2006. He served as a managing officer of MTFG from May 2005 to September 2005 and served as a deputy president of Bank of Tokyo-Mitsubishi from May 2005 to December 2005. He served as a senior managing director of Bank of Tokyo-Mitsubishi from January 2005 to May 2005 and as a managing director of Bank of Tokyo-Mitsubishi from June 2001 to January 2005. He served as the chief executive of the UNBC Business Unit of Bank of Tokyo-Mitsubishi, and as the president and chief executive officer of UnionBancal Corporation and Union Bank of California, N.A. from July 2001 to May 2005. Mr. Kanari served as a director of Bank of Tokyo-Mitsubishi from June 1997 to June 2001.

Noriaki Hanamizu has been a managing officer and deputy group head of the Integrated Corporate Banking Business Group since October 2005. He has also been a deputy president of MUTB since June 2006 and the chief executive of the Corporate Business Unit of MUTB since October 2005. He served as a senior managing director of MUTB from October 2005 to June 2006. He served as a managing officer of MTFG from April 2004 to September 2005 and as a senior managing director of Mitsubishi Trust Bank from March 2004 to September 2005. Mr. Hanamizu served as a non-board member managing director of Mitsubishi Trust Bank from June 2001 to March 2004 and as a director of Mitsubishi Trust Bank from June 1998 to June 2001.

Hajime Mita has been a managing officer and deputy group head of the Integrated Retail Banking Business Group since October 2005 . He has also been a managing director and the chief executive of the Retail Banking Business Unit of MUTB since October 2005. He served as a managing officer of MTFG and as a managing director of Mitsubishi Trust Bank from June 2005 to September 2005. Mr. Mita served as an executive officer of MTFG from April 2004 to June 2005 and served as a non-board member director of Mitsubishi Trust Bank from June 2003 to June 2005.

Akira Naito has been a managing officer and deputy group head of the Integrated Trust Assets Business Group since October 2005. He has also been a managing executive officer and group head of the Investment Banking Group of BTMU since January 2006. He served as a managing officer of MTFG from May 2005 to September 2005 and served as a non-board member managing director of Bank of Tokyo-Mitsubishi from May 2005 to December 2005. Mr. Naito served as a non-board member director of Bank of Tokyo-Mitsubishi from June 2001 to May 2005.

Kyota Omori has been a managing officer in charge of overseeing corporate-governance matters in the U.S. since October 2005. He has also been a managing executive officer and the chief executive officer for the Americas of BTMU since January 2006. He served as a managing officer in charge of overseeing corporate-governance matters in the U.S. of MTFG from June 2005 to September 2005 and served as a non-board member managing director and the chief executive officer for the Americas of Bank of Tokyo-Mitsubishi from May 2004 to December 2005. He served as a managing director of Bank of Tokyo-Mitsubishi from May 2003 to May 2004, during which period he served as a board member from June 2003 to May 2004. Mr. Omori served as a director of Bank of Tokyo-Mitsubishi from May 2001 to May 2003, and as a board member from June 1999 to June 2001.

Ryusaburo Harasawa has been a managing officer in charge of the Operations & Systems Planning Division since April 2006. He has also been a managing director and the chief executive of the Operations and Systems Unit of BTMU since January 2006. He served as a managing director of Bank of Tokyo-Mitsubishi from May 2005 to December 2005, during which period he served as a board member from June 2005 to December 2005. Mr. Harasawa served as a non-board member director of Bank of Tokyo-Mitsubishi from June 2001 to May 2005.

The board of directors, executive officers and corporate auditors may be contacted through our headquarters at Mitsubishi UFJ Financial Group, Inc., 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan.

All directors and corporate auditors were elected at a general meeting of shareholders. All executive officers were appointed by resolution of the board of directors. The regular term of office of a director is one year from the date of election and that of an executive officer is one year from the date of assumption of office. The regular term of office of a corporate auditor is four years from the date of assumption of office. Directors and corporate auditors may serve their terms until the close of the annual general meeting of shareholders held in the last year of their terms, and executive officers may serve their terms until the close of the first board of directors meeting held after the annual general meeting of shareholders. Directors, executive officers and corporate auditors may serve any number of consecutive terms. There is no regular term of office for other corporate officers. None of our directors is party to a service contract with MUFG or any of its subsidiaries that provides for benefits upon termination of employment.

B.    Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by MUFG and its subsidiaries during the year ended March 31, 2006 to our directors and corporate auditors was ¥363 million and ¥63 million, respectively.

In accordance with customary Japanese practice, when a director or corporate auditor retires, a proposal to pay a retirement allowance is submitted at the annual ordinary general meeting of shareholders for approval. After the shareholders’ approval is obtained, the retirement allowance for a director or corporate auditor is fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflects the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. MUFG does not set aside reserves for any such retirement payments for directors and corporate auditors. The aggregate amount of allowance paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2006 to our directors and corporate auditors who have retired was ¥62 million and ¥97 million, respectively.

MUFG has not implemented a stock option plan. UNBC, a subsidiary, has a stock-based compensation plan. MUFG does not have a pension foundation, although both BTMU and MUTB have a pension foundation.

As of July 31, 2006, our directors, corporate auditors and senior management held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Ryosuke Tamakoshi	12
Haruya Uehara	15
Nobuo Kuroyanagi	28
Katsunori Nagayasu	5
Hajime Sugizaki	12
Yoshihiro Watanabe	27
Toshihide Mizuno	14
Shintaro Yasuda	11
Hirohisa Aoki	9
Fumiyuki Akikusa	10
Kinya Okauchi	8
Nobuyuki Hirano	15
Iwao Okijima	3
Akio Harada	—
Takuma Otoshi	3

Corporate Auditors	Number of Shares Registered
Setsuo Uno	25
Haruo Matsuki	7
Takeo Imai	—
Tsutomu Takasuka	—
Kunie Okamoto	—

Managing Officers	Number of Shares Registered
Takamune Okihara	9
Toshio Goto	8
Tetsuya Wada	1
Norimichi Kanari	37
Noriaki Hanamizu	14
Hajime Mita	2
Akira Naito	6
Kyota Omori	10
Ryusaburo Harasawa	10

C.    Board Practices

Our articles of incorporation provide for a board of directors of not more than twenty members and not more than seven corporate auditors. Our corporate officers are responsible for executing our business operations, and our directors oversee these officers and set our fundamental strategies.

We currently have fifteen directors. Our board of directors has ultimate responsibility for the administration of our affairs. By resolution our board of directors is empowered to appoint representative directors from the directors who may represent us severally. Our board of directors may also appoint a chairman, deputy chairmen, a president, deputy presidents, senior managing directors and managing directors from their members by resolution. Deputy presidents assist the president, and senior managing directors and managing directors assist the president and deputy presidents, if any, in the management of our day-by-day operations.

Under the Company Law, an outside director is defined as a person who has not served as an executive director, executive officer, manager or any other type of employee of the company or any of its subsidiaries prior to his or her appointment. The Company Law permits two types of governance systems for large companies. The first system is for companies with audit, nomination and compensation committees and other is for companies with corporate auditors. If a company has corporate auditors, it is not obligated to have any outside directors. Although we have adopted a board of corporate auditors, we have three outside directors as part of our efforts to further enhance corporate governance.

Under the Company Law, the approval of the board of directors is required if any director wishes to engage in any business that is in competition with us. Additionally, no director may vote on a proposal, arrangement or contract in which that director is deemed to be materially interested.

Neither the Company Law nor our articles of incorporation contain special provisions as to the borrowing power exercisable by a director, the retirement age of our directors and corporate auditors or a requirement of our directors and corporate auditors to hold any shares of our capital stock.

The Company Law requires a resolution of the board of directors for a company to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge executive officers and other important employees, and to establish, change or abolish branch offices or other material corporate organizations, to float bonds, to establish internal control systems, and to exempt a director from liability to the company.

Under the Company Law and our articles of incorporation, by resolution of the board of directors we may exempt our directors and corporate auditors from liabilities arising in connection with their failure to execute their duties, within the limits stipulated by applicable laws and regulations. In addition, we have entered into a liability limitation agreement with each outside director and outside corporate auditor which limits the maximum amount of their liability to the company arising in connection with a failure to execute their duties to the greater of either ¥10 million or the aggregate sum of the amounts prescribed in item 1 of Article 425 of the Company Law and Article 113 and 114 of the Company Law Enforcement Regulations.

We currently have five corporate auditors, including three outside corporate auditors (as defined below). Our corporate auditors, who are not required to be certified public accountants, have various statutory duties, including principally:

•	the examination of the financial statements, business reports, proposals and other documents which our board of directors prepares and submits to a general meeting of shareholders;

•	the examination of our directors’ administration of our affairs; and

•	the preparation and submission of a report on their examination to a general meeting of shareholders.

Our corporate auditors are obligated to attend meetings of our board of directors, and to make statements at the meetings if they deem necessary, although they are not entitled to vote at the meetings. Our corporate auditors comprise the board of corporate auditors, which determines matters relating to the performance of audits. The Company Law of Japan provides that there may not be less than three corporate auditors, and at least half of the corporate auditors must be outside corporate auditors. An outside corporate auditor is defined as a person who has not served as a director, account assistant, executive officer, manager or any other type of employee of the company or any of its subsidiaries prior to his on her appointment. One or more of the corporate auditors must be designated by the board of corporate auditors to serve on a full-time basis.

In accordance with the Company Law, we have elected to adopt a corporation governance system based on corporate auditors. If a company has corporate auditors, it is not obligated to have any audit, nomination and compensation committees. In an effort to further enhance our corporate governance, however, we have voluntarily established our internal audit and compliance committee, nomination committee and compensation committee to support our board of directors.

Internal Audit and Compliance Committee.    The internal audit and compliance committee, a majority of which is comprised of outside directors and specialists, deliberates important matters relating to internal audits, internal control of financial information, financial audits, compliance, corporate risk management, and other internal control systems. This committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. We aim to enhance the effectiveness of internal audit functions by utilizing the external view points provided by the internal audit and compliance committee members. The chairman of the internal audit and compliance committee is Iwao Okijima, who is an outside director. The other members of this committee are Akio Harada, an outside director, Kouji Tajika, a certified public accountant, Yoshinari Tsutsumi, attorney-at-law, and Haruya Uehara, deputy chairman of the board of directors and the chief audit officer. The internal audit and compliance committee met six times from October 2005 to March 2006.

Nomination Committee.    The nomination committee, a majority of which is comprised of outside directors, deliberates matters relating to the appointment and dismissal of our directors and the directors of our subsidiaries. This committee makes reports and proposals to the board about important matters for deliberation. The chairman of the nomination committee is Iwao Okijima. The other members of this committee are Akio Harada, Takuma Otoshi, an outside director, and Nobuo Kuroyangi, president and CEO. The nomination committee met on May 15, 2006.

Compensation Committee.    The compensation committee, a majority of which is comprised of outside directors, deliberates matters relating to the compensation framework of our directors and the directors of our subsidiaries, as well as the compensation of our top management and the presidents of our subsidiaries. This committee also makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. The chairman of the compensation committee is Takuma Otoshi, who is an outside director. The other member of this committee are Iwao Okijima, Akio Harada and Nobuo Kuroyangi. The compensation committee met four times from October 2005 to March 2006.

For additional information on our board practices, see “Item 6.A. Directors and Senior Management.”

Summary of Significant Differences in Corporate Governance Practices between MUFG and U.S. Companies Listed on the New York Stock Exchange

The NYSE allows NYSE-listed companies that are foreign private issuers, such as MUFG, with certain exceptions, to follow home-country practices in lieu of the corporate governance practices followed by U.S. companies pursuant to the NYSE’s Listed Company Manual. The following sections summarize the significant differences between MUFG’s corporate governance practices and those followed by U.S. listed companies under the NYSE’s Listed Company Manual.

1. A NYSE-listed U.S. company must have a majority of directors that meet the independence requirements under Section 303A of the NYSE’s Listed Company Manual.

Under the Company Law, an “outside director” is defined as a director who has not served as an executive director, executive officer, manager or any other type of employee of the relevant company or any of its subsidiaries prior to his or her appointment.

As of August 31 2006, MUFG has three outside directors as members of its board of directors. For companies employing the corporate auditor system such as MUFG, the task of overseeing the management of the company is assigned to the corporate auditors as well as the board of directors. At least half of the corporate auditors are required to be an “outside corporate auditor” as defined below.

For MUFG and other large Japanese companies employing a corporate governance system based on a board of corporate auditors, the Company Law has no independence or similar requirement with respect to directors.

2. A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors.

Under the Company Law, MUFG and other Japanese companies (excluding companies with management committees established pursuant to the Company Law) are not obliged to establish an audit committee.

As discussed above, MUFG employs a corporate auditor system as stipulated by the Company Law. Accordingly, MUFG has established a board of corporate auditors consisting of corporate auditors with a statutory duty to audit MUFG director’s performance of their professional duties and to review and report on the manner and results of the audit of MUFG’s financial statements, for the benefit of the MUFG’s shareholders.

The Company Law requires companies employing the corporate auditor system, including MUFG, to elect at least three corporate auditors through a resolution adopted at a general meeting of shareholders. At least half of the corporate auditors must be an “outside corporate auditor,” which is defined as a corporate auditor who has not served as a director, account assistant, executive officer, manager, or any other employee of the relevant company or any of its subsidiaries.

As of August 31 2006, MUFG had five corporate auditors, three of whom are outside corporate auditors.

3. A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.

Under the Company Law, MUFG and other Japanese companies (excluding companies with management committees established pursuant to the Company Law) are not obliged to establish a compensation committee.

The maximum aggregate amounts of compensation for MUFG’s directors and corporate auditors are approved at MUFG’s general meeting of shareholders. The amount and allocation of compensation for each MUFG director are then proposed to, and voted upon by, the board of directors. The amount and allocation of compensation for each MUFG corporate auditor are determined through discussions and agreement among MUFG’s corporate auditors.

4. A NYSE-listed U.S. company must have a nominating or corporate governance committee composed entirely of independent directors.

Under the Company Law, MUFG and other Japanese companies (excluding companies with management committees established pursuant to the Company Law) are not obliged to establish a nominating or corporate governance committee.

MUFG’s directors are elected or dismissed at MUFG’s general meeting of shareholders in accordance with the relevant provisions of the Company Law and MUFG’s articles of incorporation. MUFG’s corporate auditors are also elected or dismissed at MUFG’s general meeting of shareholders. A proposal by MUFG’s board of directors to elect a corporate auditor needs the consent of its board of corporate auditors. MUFG’s board of corporate auditors is empowered to adopt a resolution requesting that MUFG’s directors submit a proposal for election of a corporate auditor to MUFG’s general meeting of shareholders.

The corporate auditors have the right to state their opinion concerning the election or dismissal of a corporate auditor at MUFG’s general meeting of shareholders.

5. A NYSE-listed U.S. company must obtain shareholder approval with respect to any equity compensation plan.

Under the Company Law, a public company seeking to issue “stock acquisition rights” (granting the holder thereof the right to acquire from the issuer shares of its stock at a prescribed price) must obtain the approval of its board of directors, not its shareholders.

When stock acquisition rights are issued under terms and conditions that are especially favorable to the recipients thereof, such issuance must be approved by a “special resolution” of a general meeting of shareholders. Under MUFG’s articles of incorporation, the quorum for a special resolution is at least one-third of the total outstanding voting rights, and the approval of at least two-thirds of the voting rights represented at the relevant general meeting of shareholders of MUFG is required to pass a special resolution.

6. A NYSE-listed U.S. company must adopt and disclose Corporate Governance Guidelines and a Code of Business Conduct and Ethics, and it must also disclose any exemptions granted to directors or executives.

Under the Company Law, the Securities and Exchange Law of Japan and applicable stock exchange rules, Japanese companies, including MUFG, are not obliged to adopt and disclose corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. In order to further enhance its disclosure, MUFG has decided to disclose the details of its corporate governance in its Annual Securities Report and related disclosure reports.

MUFG has also adopted a code of ethics, compliance rules and a compliance manual which it believes are compliant with the requirements for a Code of Ethics as set forth under Section 406 of the Sarbanes-Oxley Act. MUFG has disclosed the relevant sections of its code of ethics, compliance rules and compliance manual as an exhibit to this Annual Report. No exemptions from MUFG’s code of ethics, compliance rules and compliance manual have been granted to its directors or executives during that period.

7. A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-management directors.

Under the Company Law, Japanese corporations are not obliged to hold executive sessions where participants are limited to non-management directors. Such executive sessions are also not required under MUFG’s internal corporate governance rules.

D.    Employees

As of March 31, 2006, we had approximately 80,000 employees, compared to approximately 43,900 as of March 31, 2005 and 43,600 as of March 31, 2004. In addition, as of March 31, 2006, we had approximately 40,100 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and geographically, as of March 31, 2006. Most of our employees are members of our employee’s union, which negotiates on behalf of employees in relation to remuneration and working conditions.

Business unit
Bank of Tokyo-Mitsubishi UFJ:
Retail Banking Business Unit	27%
Corporate Banking Business Unit	13
Global Business Unit	22
Global Markets Unit	2
Operations and Systems Unit	8
Corporate Center / Independent Divisions	4
Mitsubishi UFJ Trust and Banking Corporation:
Trust-Banking	5
Trust Assets	2
Real Estate	1
Global Markets	1
Administration and subsidiaries	3
Mitsubishi UFJ Securities:
Sales Marketing Business Unit	5
Global Investment Banking Business Unit	1
Global Markets Business Unit	1
International Business Unit	1
Corporate Center and Others	2
Others	2

100%

Location
Bank of Tokyo-Mitsubishi UFJ:
Japan	53%
United States	15
Europe	1
Asia/Oceania excluding Japan	6
Other areas	1
Mitsubishi UFJ Trust and Banking Corporation:
Japan	13
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities:
Japan	8
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Others	2

100%

E.    Share Ownership

The information required by this item is set forth in “Item 6.B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders

Common Stock

As of March 31, 2006, we had 265,782 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2006, and the number and the percentage of such shares held by them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Japan Trustee Services Bank, Ltd.(1)	522,305	5.09%
The Master Trust Bank of Japan, Ltd.(1)	464,745	4.53
Hero & Co.(2)	308,517	3.01
Nippon Life Insurance Company	211,852	2.06
State Street Bank and Trust Company	203,719	1.98
The Chase Manhattan Bank, N.A. London	201,800	1.96
State Street Bank and Trust Company 505103	178,517	1.74
Meiji Yasuda Life Insurance Company(3)	175,000	1.70
Toyota Motor Corporation	120,850	1.17
Mitsubishi Heavy Industries, Ltd.(4)	118,740	1.15

Total	2,506,046	24.45%

(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	An owner of record for our American depositary shares.
(3)	These shares are those held in a pension trust account with Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Meiji Yasuda Life Insurance Company.
(4)	These shares are those held in a pension trust account with Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Mitsubishi Heavy Industries, Ltd.

As of March 31, 2006, 278 shares, representing less than 0.01% of our outstanding common stock, were held by our directors and corporate auditors.

As of March 31, 2006, 1,518,452 shares, representing 14.81% of our outstanding common stock, were owned by 306 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 308,517 shares, or 3.01%, of our issued common stock.

Preferred Shares

Between October 2005 and June 2006, we redeemed a total of 182,300 class 8 preferred shares, 150,000 class 9 preferred shares, 150,000 class 10 preferred shares, and 86,800 class 12 preferred shares.

The shareholders of our preferred shares, which are non-voting, appearing on the register of shareholders as of August 31, 2006, and the number and the percentage of such shares held by them, were as follows:

First series class 3 preferred shares

Name	Number of shares held	Percentage of total shares in issue
Meiji Yasuda Life Insurance Company	40,000	40%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	40,000	40
Nippon Life Insurance Company	20,000	20

Total	100,000	100%

Class 8 preferred shares

Name	Number of shares held	Percentage of total shares in issue
The Norinchukin Bank	17,700	100%

Total	17,700	100%

Class 11 preferred shares

Name	Number of shares held	Percentage of total shares in issue
UFJ Trustee Services PVT. (Bermuda) Limited as the trustee of UFJ International Finance (Bermuda) Trust	1	100%

Total	1	100%

Class 12 preferred shares

Name	Number of shares held	Percentage of total shares in issue
Nippon Life Insurance Company	45,400	40.10%
Meiji Yasuda Life Insurance Company	22,800	20.14
The Norinchukin Bank	22,400	19.78
Taiyo Life Insurance Company	11,300	9.98
Daido Life Insurance Company	11,300	9.98

Total	113,200	100.00%

B.    Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2006, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

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

No family relationship exists among any of our directors or executive officers or corporate auditors. No arrangement or understanding exists between any of our directors, executive officers or corporate auditors and any other person pursuant to which any director, executive officer or corporate auditor was elected to their position at MUFG.

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

Distributions

Our board of directors submits a recommendation for an annual dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The annual dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to annual dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year from our retained earnings as of the end of the preceding fiscal year by resolution of our board of directors. On June 29, 2006, we paid year-end dividends in the amount of ¥4,000 per share of common stock for the fiscal year ended March 31, 2006.

See “Item 10.B. Memorandum and Articles of Association” for additional information on our dividends policy.

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

B.    Significant Changes

Other than as described in this Annual Report, no significant changes have occurred since the date of our consolidated financial statements included in this Annual Report.

Item 9.	The Offer and Listing.

A.    Offer and Listing Details

Market Price Information

The following table shows, for the periods indicated, the reported high and low sale prices for shares of our common stock on the Tokyo Stock Exchange and of the ADSs on the NYSE.

	Price per share on the TSE		Price per ADS on the NYSE
	High	Low	High	Low
	(yen)		(US$)
Fiscal year ended March 31, 2002	¥1,350,000	¥688,000	$11.27	$5.15
Fiscal year ended March 31, 2003	1,060,000	438,000	8.31	3.65
Fiscal year ended March 31, 2004	1,080,000	351,000	10.11	2.98
Fiscal year ended March 31, 2005
First quarter	1,110,000	800,000	10.40	7.12
Second quarter	1,230,000	889,000	10.40	8.11
Third quarter	1,040,000	858,000	10.24	8.02
Fourth quarter	1,060,000	924,000	10.26	8.61
Fiscal year ended March 31, 2006
First quarter	954,000	873,000	8.88	8.16
Second quarter	1,530,000	905,000	13.05	7.95
Third quarter	1,700,000	1,320,000	14.48	11.67
Fourth quarter	1,810,000	1,460,000	15.54	12.80
Fiscal year ending March 31, 2007
March	1,810,000	1,640,000	15.54	13.81
April	1,950,000	1,780,000	16.33	15.19
May	1,850,000	1,470,000	16.75	12.94
June	1,600,000	1,370,000	14.13	12.15
July	1,650,000	1,510,000	14.37	12.79
August	1,660,000	1,530,000	14.28	13.29
September (through September 26)	1,630,000	1,410,000	13.91	12.17

B.    Plan of Distribution

Not applicable.

C.    Markets

The primary market for our common stock is the Tokyo Stock Exchange, or the TSE. Our common stock is also listed on the Osaka Securities Exchange in Japan. ADSs, each representing one one-thousandth of a share of common stock, are quoted on the NYSE under the symbol, “MTU.”

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Our Corporate Purpose

Article 2 of our articles of incorporation provide that our corporate purpose is to carry on the following businesses:

•	administration of management of banks, trust banks, specialized securities companies, insurance companies or other companies which we may own as our subsidiaries under the Japanese Banking Law; and

•	any other business incidental to the foregoing businesses mentioned in the preceding clause.

Board of Directors

For discussion of the provisions of our articles of incorporation as they apply to our directors, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Common Stock

We summarize below the material provisions of our articles of incorporation, our share handling regulations and the Company Law (Law No. 86 of 2005) as they relate to joint stock companies, also known as kabushiki kaisha. Because it is a summary, this discussion should be read together with our articles of incorporation and share handling regulations, which have been filed as exhibits to this Annual Report.

General

A joint stock company is a legal entity incorporated under the Company Law. The investment and rights of the shareholders of a joint stock company are represented by shares of stock in the company and shareholders’ liability is limited to the amount of the subscription for the shares.

Our authorized common share capital as of June 29, 2006 was 33,000,000 shares of common stock with no par value. As of March 31, 2006, a total of 10,247,851.61 shares of common stock (including 506,509 shares of common stock held by us and our consolidated subsidiaries as treasury stock) were issued. Each of the shares issued and outstanding was fully paid and non-assessable. As of June 29, 2006, we were authorized to issue 1,306,601 shares of preferred stock, including 120,000 class 3 preferred shares, 400,000 shares of each of the first to fourth series of class 5 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred shares does not exceed 400,000 shares), 200,000 shares of each of the first to fourth series of class 6 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred shares does not exceed 200,000 shares), 200,000 shares of each of the first to fourth series of class 7 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred shares does not exceed 200,000 shares), 27,000 class 8 preferred shares, 79,700 class 9 preferred shares, 150,000 class 10 preferred shares, one class 11 preferred share and 129,900 class 12 preferred shares. As of March 31, 2006, we had 100,000 class 3 preferred shares, 27,000 class 8 preferred shares, 79,700 class 9 preferred shares, 150,000 class 10 preferred shares, one class 11 preferred share and 175,300 class 12 preferred shares issued and outstanding. On April 27, 2006, 45,400 class 12 preferred shares were converted into 57,035.18 shares of common stock. On May 23, 2006, we acquired 9,300 class 8 preferred shares and 89,357 class 10 preferred shares at the request of the shareholder of such preferred shares, and in return issued 16,474 shares and 163,165 shares of common stock, respectively. Furthermore, on June 8, 2006, we acquired 79,700 class 9 preferred shares, 60,643 class 10 preferred shares and 16,700 class 12 preferred shares at the request of the shareholder of such preferred shares, and in return issued 145,532 shares, 110,734 shares and 20,979 shares of common stock, respectively.

We may issue shares from our authorized but unissued share capital following a resolution to that effect by our board of directors. An increase in our authorized share capital is only possible by amendment of our articles of incorporation, which generally requires shareholders’ approval.

Under the Company Law and our articles of incorporation, shares are transferable by delivery of share certificates. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with the Company Law. The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs, or its nominee. Accordingly, holders of ADSs will not be able to assert shareholders’ rights other than as provided in the agreement among us, the depositary and the holders of the ADSs.

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

A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange will be subject to the new central clearing system. On the same day, all existing share certificates for such shares will become null and void, and companies will not be required to collect those share certificates from shareholders. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Dividends

Dividends are distributed in proportion to the number of shares owned by each shareholder on the record date for the dividend. Dividends for each financial period may be distributed following shareholders’ approval at an ordinary general meeting of shareholders.

Payment of dividends on common stock is subject to the preferential dividend rights of holders of preferred stock.

Under the Banking Law and our articles of incorporation, our financial accounts are closed on March 31 of each year, and dividends, if any, are paid to shareholders of record as of March 31 following shareholders’ approval at an ordinary general meeting of shareholders. In addition to year-end dividends, our board of directors may by resolution declare an interim cash dividend to shareholders of record as of September 30 of each year. Under the Company Law, distribution of dividends will take the form of distribution of surplus (as defined below). We will be permitted to make distributions of surplus to our shareholders any number of times per fiscal year pursuant to resolutions of our general meetings of shareholders, subject to certain limitations described below. Distributions of surplus will be required in principle to be authorized by a resolution of a general meeting of shareholders. Distributions of surplus would, however, be permitted to be made pursuant to a resolution of our board of directors if:

(a)	our articles of incorporation so provide (our articles of incorporation currently contain no such provisions);

(b)	the normal term of office of our directors is one year; and

(c)	certain conditions concerning our non-consolidated annual financial statements and certain documents for the latest fiscal year as required by an ordinance of the Ministry of Justice are satisfied.

In an exception to the above rule, even if the requirements described in (a) through (c) are not met, we are permitted to make distributions of surplus in cash to our shareholders by resolutions of the board of directors once per fiscal year as mentioned above concerning the interim cash dividend.

Under the Company Law, distributions of surplus may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of a general meeting of shareholders or our board of directors authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or (as the case may be) our board of directors, grant to our shareholders the right to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders (see the description of a “special resolution” in “—Voting Rights”).

Under the Company Law, we may make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount (as defined below) as of the effective date of such distribution of surplus. The amount of surplus (the “surplus”) at any given time shall be the amount of our assets and the book value of our treasury stock after subtracting the amounts of items (1) through (5) below as they appear on our non-consolidated balance sheet as of the end of our last fiscal year, and after reflecting the changes in our surplus after the end of our last fiscal year, by adding the amounts of items (6), (7) and (8) below and/or subtracting the amounts of items (9), (10) and (11) below:

(1)	our liabilities;

(2)	our stated capital;

(3)	our additional paid-in capital;

(4)	our accumulated legal reserve;

(5)	other amounts as are set out in an ordinance of the Ministry of Justice;

(6)	(if we transferred our treasury stock after the end of the last fiscal year) the transfer price of our treasury stock after subtracting the book value thereof;

(7)	(if we decreased our stated capital after the end of the last fiscal year) the amount of decrease in our stated capital (excluding the amount transferred to additional paid-in capital or legal reserve);

(8)	(if we decreased our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of decrease in our additional paid-in capital or legal reserve (excluding the amount transferred to stated capital);

(9)	(if we cancelled our treasury stock after the end of the last fiscal year) the book value of the cancelled treasury stock;

(10)	(if we distributed surplus to shareholders after the end of the last fiscal year) the amount of the assets distributed to shareholders by way of such distribution of surplus; and

(11)	other amounts as are set out in an ordinance of the Ministry of Justice.

A distributable amount (the “distributable amount”) at any given time shall be the aggregate amount of (a) the surplus, (b) the amount of profit as recorded for the period after the end of our last fiscal year until the date of an extraordinary settlement of account (if any) as is set out in an ordinance of the Ministry of Justice and (c) the transfer price of our treasury stock in the same period, after subtracting the amounts of the following items:

(1)	the book value of our treasury stock;

(2)	(if we transferred our treasury stock after the end of the last fiscal year) the transfer price of our treasury stock;

(3)	the losses recorded for the period after the end of our last fiscal year until the date of an extraordinary settlement of account (if any) as are set out in an ordinance of the Ministry of Justice; and

(4)	other amounts as are set out in an ordinance of the Ministry of Justice.

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

Capital and Reserves

Under the Company Law, we may reduce our additional paid-in capital or legal reserve (without limitation as to the amount of such reduction) as mentioned in the preceding paragraph, generally by resolution of a general meeting of shareholders and, if so resolved in the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. We may also reduce our stated capital generally by special resolution of a general meeting of shareholder and, if so resolved in the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital or legal reserve. Conversely, we may reduce our surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a general meeting of shareholders.

Stock Splits

Stock splits of our outstanding stock may be effected at any time by resolution of the board of directors. When a stock split is to be effected, we may increase the amount of the authorized share capital to cover the stock split by amending our articles of incorporation by resolution of the board of directors without approval by special resolution of the general meeting of shareholders, unless more than one class of stock is issued and outstanding. Shareholders will not be required to exchange stock certificates for new stock certificates, but certificates representing the additional stock resulting from the stock split will be issued to shareholders. We must give public notice of the stock split, specifying a record date at least two weeks prior to the record date.

Fractional Shares

The Company Law abolished the fractional share system. We may adopt a unit share system by amending our articles of incorporation as described in the first paragraph under “—Unit Share (tan-gen kabu) System,” but we continue to use the fractional share system pursuant to the Law regarding Development etc. of Relative Law Accompanying the Enforcement of the Company Law. Fractional shares will carry no voting rights, but the holders of fractional shares will have the right to receive dividends and interim dividends, if any, on their fractional shares. No certificates for fractional shares will be issued and therefore fractional shares will not normally be transferable. However, the registered holders of fractional shares may at any time require us to purchase the fractional shares at the shares’ current market price. Also, registered holders of fractional shares may require us to sell them a number of fractional shares, of which number, when combined with the number already held by such holder, shall become one share; provided that such request is met only when we own the necessary number of our shares.

Unit Share (tan-gen kabu) System

Currently, we do not use the unit share (tan-gen kabu) system which was introduced on October 1, 2001. However, we may use the unit share system by amending our articles of incorporation, which requires shareholders’ approval. Under the Company Law, if a unit share system is adopted by us simultaneously with a free allotment of shares and fractions less than one share to all classes of shareholders and fractional shareholders, the relevant amendment to our articles of incorporation may be authorized by a special resolution of the general meeting of shareholders without the approval of class shareholders, provided that, among other things, following such amendment, the number of shares comprising a unit shall be the number obtained by (a) dividing the aggregate number of allotted shares and fractions less than one share by the number of shares outstanding immediately prior to the effective date of such free allotment, and (b) adding one. Under the unit share system, a company may provide in its articles of incorporation that a unit comprises a specified number of shares that may not exceed 1,000 shares. The number of shares comprising a unit may vary for different classes of stock. A company may provide in its articles of incorporation that the company will not, as a general rule, issue certificates representing a number of shares less than a unit, in which case any fraction of a unit for which no share certificate is issued will not be transferable. Under the unit share system, one unit of shares has one voting right. A holder of less than one unit of shares has no voting right. If the articles of incorporation so provide, the holders of shares constituting less than a full unit will not have shareholder rights except for those specified in the Company Law or an ordinance of the Ministry of Justice. If the unit share system is adopted, shareholders may require the company to purchase shares constituting less than a unit at the current market price. The board of directors may reduce the number of shares constituting a unit or cease to use the unit share system by amendments to the articles of incorporation without shareholders’ approval even though amendments to the articles of incorporation generally require a special resolution of the general meeting of shareholders.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders. The record date for ordinary general meetings of our shareholders is March 31.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six consecutive months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a director at least eight weeks prior to the date of the meeting. The number of minimum voting rights, minimum percentage and time period necessary for exercising the minority shareholders rights described above may be decreased or shortened if our articles of incorporation so provide.

Voting Rights

A shareholder generally has one voting right for each whole share. The common shares stated below are not entitled to voting rights and such common shares are not counted in the number of shares when determining whether a quorum exists:

•	treasury shares;

•	shares held by a company in which we, we and our subsidiaries or our subsidiaries owns 25% or more of the total voting rights; and

•	shares issued after the record date as a result of conversion of convertible stock, exercise of stock acquisition rights, conversion of convertible stock and fractional shareholders becoming a shareholder of a whole share.

On the other hand, holders of certain class of shares shall be entitled to voting rights at the ratio of one voting right for one preferred share under certain conditions provided for by relevant laws or regulations, or our articles of incorporation. For example, when a proposal to pay the full amount of preferential dividends on any class of preferred shares in compliance with the terms of such preferred shares is not included in the agenda of the relevant shareholders meeting. See “—Preferred Stock.”

Under our articles of incorporation, except as otherwise provided by law or by other provisions of our articles of incorporation, a resolution can be adopted at a shareholders’ meeting by the holders of a majority of the voting rights represented at the meeting. The Company Law and our articles of incorporation require a quorum of not less than one-third of the total number of voting rights for election of our directors and corporate auditors.

The Company Law and our articles of incorporation provide that a quorum of not less than one-third of outstanding voting rights, excluding those owned by our subsidiaries and affiliates of which we own, directly or indirectly, 25 percent or more, must be present at a shareholders’ meeting to approve specified corporate actions, such as:

•	the amendment of our articles of incorporation, except in some limited cases;

•	the repurchase of our own stock from a specific shareholder other than our subsidiary;

•	the consolidation of shares;

•	the offering to persons other than shareholders of stock at a specially favorable price, or of stock acquisition rights or bonds or notes with stock acquisition rights with specially favorable conditions;

•	the removal of a director who was elected by cumulative voting or corporate auditor;

•	the exemption from liability of a director or corporate auditor, with certain exceptions;

•	a reduction in stated capital with certain exceptions in which a shareholders’ resolution is not required;

•	a distribution of in-kind dividends which meets certain requirements;

•	the transfer of the whole or an important part of our business;

•	the acquisition of the whole business of another company, except in some limited circumstances;

•	a dissolution, merger or consolidation, except for certain types of mergers;

•	a stock-for-stock exchange (kabushiki-kokan) or stock-for-stock transfer (kabushiki-iten), except in some limited circumstances; and

•	a corporate split, except in some limited circumstances.

A special resolution representing at least two-thirds of the voting rights represented at the meeting is required to approve these actions.

There is no cumulative voting for the election of directors or corporate auditors.

Subscription Rights

Holders of shares have no preemptive rights under our articles of incorporation. Under the Company Law, however, our board of directors may determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, these subscription rights must be given on uniform terms to all shareholders, and if a specified record date is set, it must be announced in a public notice at least two weeks prior to the record date. A notification to each individual shareholder must also be given at least two weeks prior to the subscription date.

Under the Company Law, rights to subscribe for new shares may not be transferred; however, we may allot stock acquisition rights to shareholders without consideration, and such rights will be transferable.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken), which in the United States are often in the form of warrants, or bonds with stock acquisition rights that cannot be detached (shinkabu yoyakuken-tsuki shasai), which in the United States are often in the form of convertible bonds or bonds with non-detachable warrants. Except where the issuance would be on “specially favorable” conditions, the issuance of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of our board of directors. Upon exercise of the stock acquisition rights, the holder of such rights may acquire shares by paying the applicable exercise price or, if so determined by a resolution of our board of directors, by making a substitute payment, such as having the convertible bonds redeemed for no cash in lieu of the exercise price.

Liquidation Rights

Upon our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and preferred distributions to holders of shares of our preferred stock will be distributed among the holders of our common stock in proportion to the number of shares they own.

Transfer Agent

MUTB is the transfer agent for our common stock. The office of MUTB for this purpose is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan. MUTB maintains our register of shareholders and our register of lost share certificates, and records transfers of ownership upon presentation of share certificates.

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

Repurchase of Our Shares

We may repurchase our own shares:

•	through the Tokyo Stock Exchange or other stock exchanges on which our shares are listed, if authorized by a resolution of a general meeting of shareholders or our board of directors;

•	by way of a tender offer, if authorized by a resolution of a general meeting of shareholders or our board of directors;

•	from a specific party, if authorized by a special resolution of a general meeting of shareholders and we give notices to shareholders prior to such general meeting, in general;

•	from all shareholders of a specific class of shares offering to sell their shares, if authorized by a resolution of a general meeting of shareholders or our board of directors and we give a public notice or notices to all of the shareholders (if we repurchase any class of preferred shares, notices to all shareholders of the relevant class of preferred shares.); or

•	from our subsidiaries, if authorized by a resolution of the board of directors.

When the repurchase is made by us from a specific party, as authorized by a special resolution of a general meeting of shareholders, any shareholder may make a demand to a director, five days or more prior to the relevant shareholders’ meeting, that we also repurchase the shares held by that shareholder. However, no such right will be available if the shares have a market price, and if the purchase price does not exceed the then market price calculated in a manner set forth in an ordinance of the Ministry of Justice.

Repurchase of our own shares described above must satisfy various specified requirements. In general, the same restriction on the distributable amount as described in the seventh paragraph under “—Common Stock—Dividends.” are applicable to the repurchase of our own shares, so the total amount of the repurchase price may not exceed the distributable amount.

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our repurchased shares by a resolution of our board of directors. As of March 31, 2006, we (excluding our subsidiaries) owned 503,124 treasury shares.

Preferred Stock

The following is a summary of information concerning the shares of our preferred stock, including brief summaries of the relevant provisions of our articles of incorporation, the share handling regulations and the Company Law as currently in effect. The detailed rights of our preferred shares are set out in our articles of incorporation and the resolutions of our board of directors relating to the issuance of the relevant stock.

General

As of March 31, 2006, we were authorized under our articles of incorporation to issue nine classes of preferred stock totaling 1,620,008 shares of preferred stock, including 120,000 class 3 preferred shares, 400,000 class 5 preferred shares, 200,000 class 6 preferred shares, 200,000 class 7 preferred shares, 200,000 class 8 preferred shares, 150,000 class 9 preferred shares, 150,000 class 10 preferred shares, 8 class 11 preferred shares and 200,000 class 12 preferred shares. Following the amendment of our articles of incorporation, as of June 29, 2006, we were authorized to issue nine classes of preferred stock totaling 1,306,601 shares of preferred stock, including 120,000 class 3 preferred shares, 400,000 shares of each of the first to fourth series of class 5 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred shares does not exceed 400,000 shares), 200,000 shares of each of the first to fourth series of class 6 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred shares does not exceed 200,000 shares), 200,000 shares of each of the first to fourth series of class 7 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred shares does not exceed 200,000 shares), 27,000 class 8 preferred shares, 79,700 class 9 preferred shares, 150,000 class 10 preferred shares, one class 11 preferred share and 129,900 class 12 preferred shares. Our preferred shares have equal preference over shares of common stock in respect of dividend entitlements and distribution upon our liquidation, but holders of the preferred shares are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our articles of incorporation. As of March 31, 2006, 100,000 shares of class 3 preferred shares, 27,000 class 8 preferred shares, 79,700 class 9 preferred shares, 150,000 class 10 preferred shares, one class 11 preferred share and 175,300 class 12 preferred shares were outstanding, but there were no class 5 through 7 preferred shares outstanding. On April 27, 2006, 45,400 class 12 preferred shares were converted into 57,035.18 shares of common stock. On May 23, 2006, we acquired 9,300 class 8 preferred shares and 89,357 class 10 preferred shares at the request of the shareholder of such preferred shares, and in return issued 16,474 shares and 163,165 shares of common stock, respectively. Furthermore, on June 8, 2006, we acquired 79,700 class 9 preferred shares, 60,643 class 10 preferred shares and 16,700 class 12 preferred shares at the request of the shareholder of such preferred shares, and in return issued 145,532 shares, 110,734 shares and 20,979 shares of common stock, respectively. We may, at any time, following necessary authorization as described in the first paragraph under “Repurchase of Our Shares,” purchase and cancel, at fair value, any shares of preferred stock outstanding out of the distributable amount.

Class 3 and class 5 preferred shareholders are not entitled to request acquisition of their preferred shares in exchange for our common stock but we may acquire class 3 and class 5 preferred shares at our discretion pursuant to the terms and conditions provided by our articles of incorporation and the resolution of our board of directors. We may acquire shares of class 3 preferred shares at ¥2,500,000 per share, in whole or in part, on or after February 18, 2010. The provisions for acquisition of class 5 preferred shares will be determined by the board of directors at the time of issuance of class 5 preferred shares. When issued, any holder of class 6 and class 7 preferred shares may request acquisition of such preferred shares in exchange for our common stock during the period determined by resolution of the board of directors adopted at the time of issuance of such preferred shares. Any class 6 preferred shares or class 7 preferred shares for which no request for acquisition in exchange for common stock is made during such period will be mandatorily acquired on the day immediately following the last day of such period (the “Mandatory Acquisition Date”) in the number obtained by dividing an amount equivalent to the subscription price per each relevant preferred share by the average daily closing price of our common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Acquisition Date. Any holder of class 8 preferred shares through class 12 preferred shares may request acquisition of the relevant preferred shares in exchange for our common stock during the period as provided for in Attachments 1 through 5 of our Articles of Incorporation. Any of class 8 preferred shares through class 12 preferred shares for which no request for acquisition in exchange for common stock is made during such period will be mandatorily acquired on the Mandatory Acquisition Date in the number obtained by dividing an amount equivalent to the subscription price per each relevant preferred share by the average daily closing price of our common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Acquisition Date.

Preferred Dividends

In priority to the payment of dividends to holders of our common stock, the amount of preferred dividends payable each fiscal year for each class of our preferred stock is set forth below.

•	class 3 preferred shares: ¥60,000 per share as set by the resolution of our board of directors dated January 27, 2005 pursuant to our articles of incorporation

•	class 5 preferred shares: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥250,000 per share

•	class 6 preferred shares: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125,000 per share

•	class 7 preferred shares: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125,000 per share

•	class 8 preferred shares: ¥15,900 per share

•	class 9 preferred shares: ¥18,600 per share

•	class 10 preferred shares: ¥19,400 per share

•	class 11 preferred shares: ¥5,300 per share

•	class 12 preferred shares: ¥11,500 per share

In the event that our board of directors decides to pay an interim dividend to record holders of our common stock as of September 30 of any year, we will, in priority to the payment of that interim dividend, pay a preferred interim dividend in the amount specified in our Articles of Incorporation to record holders of our preferred stock as of September 30 of the same time. The amount of any preferred interim dividend will be deducted from the preferred dividend payable on the relevant class of our preferred stock for the same fiscal year.

No preferred dividend will be paid on any of our preferred stock converted into our common stock for the period from the date following the record date for the preferred dividend or preferred interim dividend last preceding the relevant conversion date to the relevant conversion date, but the common stock issued upon conversion will be entitled to receive any dividend payable to holders of record of common stock upon the next succeeding record date for common stock dividends.

No payment of dividends on our preferred stock or any other shares can be made unless we have a sufficient distributable amount and a resolution to distribute such distributable amount is obtained at the relevant ordinary general meeting of shareholders, in the case of annual preferred dividends, or at the board of directors, in the case of preferred interim dividends.

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

Liquidation Rights

In the event of our voluntary or involuntary liquidation, record holders of our preferred stock are entitled, equally in rank as among themselves, to receive before any distribution out of our residual assets is made to holders of our common stock, a distribution out of our residual assets of:

•	¥2,500,000 per share of class 3 preferred shares,

•	¥2,500,000 per share of class 5 preferred shares,

•	¥2,500,000 per share of class 6 preferred shares,

•	¥2,500,000 per share of class 7 preferred shares,

•	¥3,000,000 per share of class 8 preferred shares,

•	¥2,000,000 per share of class 9 preferred shares,

•	¥2,000,000 per share of class 10 preferred shares,

•	¥1,000,000 per share of class 11 preferred shares, and

•	¥1,000,000 per share of class 12 preferred shares.

The holders of our preferred stock are not entitled to any further dividends or other participation in or distribution of our residual assets upon our liquidation.

Voting Rights

No holder of our preferred stock has the right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under our articles of incorporation or other applicable law. Under our articles of incorporation, holders of our preferred stock will be entitled to receive notice of, and have one voting right per preferred share at, our general meetings of shareholders:

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

American Depositary Shares

The Bank of New York will issue the American depositary receipts, or ADRs. Each ADR will represent ownership interests in American depositary shares, or ADSs. Each ADS represents one thousandth of a share of our common stock. Each ADS is held by BTMU, acting as custodian, at its principal office in Tokyo, on behalf of The Bank of New York, acting as depositary. Each ADS will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADS holders. The Bank of New York’s corporate trust office is located at 101 Barclay Street, New York, New York 10286 and its principal executive office is located at One Wall Street, New York, New York 10286.

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

Fees and Expenses

ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property

Each cancellation of an ADS, including if the agreement terminates

$0.02 (or less) per ADSs	To the extent permitted by securities exchange on which the ADSs may be listed for trading any cash payment

Registration or transfer fees	Transfer and registration of shares on the share register of the foreign registrar from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares

Expenses of The Bank of New York	Conversion of foreign currency to US dollars cable, telex and facsimile transmission expenses

Taxes and other governmental charges The Bank of New York or BTMU, as custodian, have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

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

This summary addresses only shares or ADSs that are held as capital assets within the meaning of Section 1221 of the Code.

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

Special adverse United States federal income tax rules apply if a U.S. holder holds shares or ADSs of a company that is treated as a “passive foreign investment company” (a “PFIC”) for any taxable year during which the U.S. holder held shares or ADSs. Based upon proposed Treasury regulations which are not yet in effect but are proposed to become effective for taxable years beginning after December 31, 1994 or, for electing taxpayers, for taxable years beginning after December 31, 1986, and upon certain management estimates, we do not expect MUFG to be a PFIC for United States federal income tax purposes in the current year or in future years. However, there can be no assurance that the described proposed regulations will be finalized in their current form, and the determination of whether MUFG is a PFIC is based upon, among other things, the composition of our income and assets and the value of our assets from time to time. U.S. holders should consult their own tax advisors as to the potential application of the PFIC rules to their ownership and disposition of shares or ADSs.

Taxation of Dividends

U.S. holders will include the gross amount of any distribution received with respect to shares or ADSs (before reduction for Japanese withholding taxes), to the extent paid out of the current or accumulated earnings and profits (as determined for United States federal income tax purposes) of MUFG, as ordinary income in their gross income. The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. holder will not be eligible for the “dividends-received deduction” allowed to United States corporations in respect of dividends received from other United States corporations. To the extent that an amount received by a U.S. holder exceeds such holder’s allocable share of our current earnings and profits, such excess will be applied first to reduce such holder’s tax basis in its shares or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares or ADSs. Then, to the extent such distribution exceeds such U.S. holder’s tax basis, such excess will be treated as capital gain. The amount of the dividend will be the US dollar value of the Japanese yen payments received. This value will be determined at the spot Japanese yen/US dollar rate on the date the dividend is received by the depositary in the case of U.S. holders of ADSs, or by the shareholder in the case of U.S. holders of shares, regardless of whether the dividend payment is in fact converted into US dollars at that time. If the Japanese yen received as a dividend are not converted into US dollars on the date of receipt, a U.S. holder will have basis in such Japanese yen equal to their US dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the Japanese yen will generally be treated as U.S. source ordinary income or loss.

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

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”) affects the taxation of dividends. The Act eliminates the tax rate difference between “qualified dividends” and capital gains for United States individual investors. Qualified dividends include dividends received from both domestic corporations and “qualified foreign corporations.” Qualified foreign corporations include those corporations eligible for the benefits of a comprehensive income tax treaty with the U.S.; both the Prior Treaty and the Tax Convention are such treaties. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year are not qualified dividends. We believe that MUFG is a qualified foreign corporation and that dividends received by U.S. investors with respect to shares or ADSs of MUFG will be qualified dividends. Note that these provisions do not affect dividends received by Non-U.S. holders.

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

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We file periodic reports and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of its public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005. Some of this information may also be found on our website at http://www.mufg.jp.

I.    Subsidiary Information

Please refer to discussion under “Item 4.C. Information on the Company—Organizational Structure.”

Item 11.	Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.

Numerous changes in MUFG’s business environment have resulted from the deregulation and globalization of finance, and the advancement of information technology. MUFG aims to be a global and comprehensive financial group encompassing leading Japanese players in commercial and trust banking, and securities. Risk management plays an increasingly important role as the risks faced by financial groups such as MUFG increase in scope and variety.

MUFG identifies various risks arising from businesses based on uniform criteria, and implements integrated risk management to ensure a stronger financial condition and to maximize shareholder value. Based on this policy, MUFG identifies, measures, controls and monitors a wide variety of risks so as to achieve a stable balance between earnings and risks. We enforce the risk management to create an appropriate capital structure and to achieve optimal allocation of resources.

Risk Classification

At the holding company level, MUFG broadly classifies and defines risk factors faced by the group. Group companies perform more detailed risk management based on their respective operations.

Type of Risk	Definition
Credit Risk	The risk of financial losses in credit assets (including off-balance sheet instruments) caused by deterioration in the credit conditions of our counterparty. This category includes country risk.

Market Risk	Market risk is the risk of financial losses where the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices or foreign exchange rates. Market liquidity risk is the risk of financial losses caused by the inability to secure market transactions at the required volume or price levels as the result of market turbulence or a lack of trading liquidity.

Liquidity Risk	The risk of incurring losses if a poor financial position at a group company hampers the ability to meet funding requirements, or necessitates fund procurement at interest rates markedly higher than normal.

Operational Risk	The risk of losses resulting from inadequate or failed internal processes, people or systems, or caused by external events.

• Operations Risk	The risk of losses caused by accidents, or by neglect or deliberate misconduct on the part of executives or employees.

• Information Asset Risk	The risk of losses caused by the loss, alteration, falsification, wrongful use or unauthorized disclosure of information, or to the destruction, interruption, malfunction or improper use of information systems.

Risk Management System

MUFG has adopted an integrated risk management framework and promotes close cooperation among the holding company and group companies. The holding company and major group companies each appoint chief risk management officers and establish independent risk management divisions. At risk management committees, our management members discuss and dynamically manage various types of risks from both qualitative and quantitative perspectives. The Board of Directors determines risk management policies for various types of risk based on the discussions held by these committees.

The holding company seeks to enhance group-wide risk identification; to integrate and improve the group’s risk management framework and related methods; to maintain asset quality; and to eliminate concentrations of specific risks. Group-wide risk management policy is determined at the holding company level, and each group company implements and improves its own risk management framework. BTMU and MUTB have deliberated plans to upgrade risk management systems in line with the requirements for major banks stipulated by the Financial Services Agency of Japan (FSA) and have been constructing advanced risk management systems compliant with the Basel II framework.

Business Continuity Management

Based on a clear critical response rationale and associated decision-making criteria, MUFG has developed systems to ensure that operations are not interrupted or can be restored to normal quickly in the event of a natural disaster or system failure, to minimize any disruption to customers and markets. A crisis management team within the holding company is the central coordinating body in the event of any emergency. Based on information collected from crisis management personnel at the major subsidiaries, this central body would assess the overall impact of a crisis on the group’s business and establish task forces that could implement all countermeasures to restore full operations. MUFG has business continuity plans to maintain continuous operational viability in the event of natural disasters, system failures and other types of emergencies. Regular training drills are conducted to upgrade the practical effectiveness of these systems.

Credit Risk Management

Credit risk is the risk of losses due to deterioration in the financial condition of a borrower.

MUFG has established risk management systems to maintain asset quality, manage credit risk exposure and achieve earnings commensurate with risk.

Our major subsidiary banks apply a uniform credit rating system for asset evaluation and assessment as well as the quantitative measurement of credit risk. This system also underpins management of loan pricing and credit portfolios.

Our major subsidiary banks continually seek to upgrade credit portfolio management (CPM) expertise to achieve improved risk-adjusted return, based on the group’s credit portfolio status and flexible response capability to economic and other external changes.

Credit Risk Management System

The credit portfolios of our major subsidiary banks are monitored and assessed on a regular basis to maintain and improve asset quality. Uniform credit ratings as well as asset evaluation and assessment systems are used to ensure timely and proper evaluation of all credit risks. Under the MUFG credit risk management framework, each major subsidiary bank manages its respective credit risk on a consolidated and global basis, while the holding company oversees and manages credit risk on an overall group-wide basis. The holding company also convenes regular committee meetings to monitor credit risk management at major subsidiary banks and to issue guidance where necessary.

At each major subsidiary bank, we have in place a system of checks and balances in which a credit administration section that is independent of the business promotion sections screens individual transactions and manages the extensions of credit. At the management level, regular meetings of credit and investment management committees and related deliberative bodies ensure full discussion of important matters related to credit risk management. Besides such checks and balances and internal oversight systems, credit examination functions also undertake credit testing and evaluation to ensure appropriate credit risk management.

Credit Rating System

Our major subsidiary banks introduced a unified criteria, an integrated credit rating system to evaluate credit risk. This rating system underpins credit risk management across MUFG. The system classifies borrowers into 15 grades using probability of default rates as a common criterion, an approach that conforms to Basel II and is also consistent with the borrower grades used in asset evaluation and assessment. We believe this credit rating system is an objective framework that also incorporates timely market factors such as share prices and external ratings where appropriate.

Country risk is evaluated and managed under a separate system. Our major subsidiary banks assign uniform ratings for countries. These ratings are reviewed periodically to take into account relevant political and economic factors, including foreign currency availability.

Definition of MUFG Borrower rating

Borrower rating	Definition

1-2	Borrower capacity to meet financial obligations deemed high and stable

3-5	Borrower capacity to meet financial obligations deemed free of problems

6-8	Borrower capacity to meet short-term financial obligations deemed free of problems

9	Borrower capacity to meet financial obligations deemed slightly insufficient

10-12

Close monitoring of borrower required due to one or more of following conditions:

[1] Borrower who has problems meeting financial obligations (e.g. principal repayments or interest payments in arrears)

[2] Borrower whose business performance is poor or unsteady, or in an unfavorable financial condition

[3] Borrower who has problems with loan conditions (e.g. interest rates have been reduced or deferred)

10	Causes for concern identified in borrower’s business management necessitate ongoing monitoring, despite only minor problems or significant ongoing improvement

11	Emergence of serious causes for concern in borrower’s business management signal need for caution in debt repayment due to major problems or requiring protracted resolution

12	Borrower applicable to the definition of rating 10 or 11 and holds restructured loan, or borrower with loan contractually past due 90 days or more due to particular reasons, such as an inheritance-related issue

13	Borrower where losses are expected due to major debt repayment problems (that is, although not yet bankrupt, borrower deemed likely to become bankrupt due to financial difficulties and failure to make significant progress with restructuring plans)

14	Although not legally or officially bankrupt, borrower in virtual bankruptcy due to serious financial difficulties, without any realistic prospect of business recovery

15	Borrower legally or officially bankrupt and subject to specific procedures, such as legal liquidation/business suspension/winding up of business/private liquidation

Asset Evaluation and Assessment System

The asset evaluation and assessment system classifies assets according to the probability of collection and the risk of any impairment in value, based on the borrower grades consistent with the borrower ratings and status of collateral or guarantees. The system enables MUFG to conduct write-offs and allocate allowances against any credits in a timely and adequate manner.

Quantitative Analysis of Credit Risk

MUFG manages credit risk using a quantitative model to measure risks based on data such as credit amount, probability of default and estimated recovery rates. This model also takes into account the correlation between borrowers.

Portfolio Management

MUFG aims to achieve and maintain levels of earnings commensurate with credit risk exposure. Products are priced to take into account expected losses, based on internal credit ratings.

Our major subsidiary banks assess and monitor loan amounts and credit exposure by credit rating, industry and region. Portfolios are appropriately managed to limit concentrations of risk in specific categories by establishing large exposure guideline.

To manage country risk, our major subsidiary banks have established specific credit ceilings by country. These ceilings are reviewed when there is any material change in a country’s credit standing, in addition to regular review.

Continuous CPM Improvement

Reflecting the growth in global markets for securitized products and credit derivatives, our major subsidiary banks actively seek to supplement conventional CPM techniques with advanced methods based on the use of such market-based instruments.

Through credit risk quantification and portfolio management, MUFG aims to improve the risk-return profile of the group’s credit portfolio using financial markets to rebalance credit portfolios in a dynamic and active manner, based on an accurate assessment of credit risk.

Risk Management of Strategic Equity Portfolio

Strategic equity investment risk is the risk of losses caused by a decline in the prices of equity investments of MUFG.

Our major subsidiary banks use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically-held listed stocks as of March 31, 2006 was subject to a variation of approximately ¥4.0 billion per point of movement in the TOPIX index.

MUFG seeks to manage and reduce strategic equity portfolio risk based on such types of simulation. The aim is to keep this risk at appropriate levels compared with Tier I capital while generating returns commensurate with the degree of risk exposure.

Market Risk Management

Market risk is the risk that the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices, or foreign exchange rates.

Management of market risk at MUFG aims to control related risk exposure across the group while ensuring that earnings are commensurate with levels of risk.

Market Risk Management System

Through its market risk management system, MUFG monitors overall market risk and coordinates important matters at the holding company level, while major subsidiaries manage the market risks related to their own trading and non-trading activities on a global consolidated basis.

At each of the major subsidiaries, checks and balances are maintained through a system in which back and middle offices operate independently from front offices. In addition, ALM Committee, ALM Council Meetings and Risk Management Meetings are held at BTMU, MUTB and MUS, respectively, every month to review important matters related to market risk and control.

Major subsidiaries have established quantitative limits relating to market risk based on their allocated economic capital. In addition, in order to keep losses within predetermined limits, major subsidiaries have established stop-loss rules which set limits for the maximum amount of losses arising from market activities.

Management System at Major Subsidiaries

Market Risk Management and Control

At the holding company, VaR and other indicators of market risk exposure across the group, as well as major subsidiaries’ control over their quantitative limits for market risk and stop loss are monitored, and reported to the chief risk management officer on a daily basis. Various risk profiles are analyzed and evaluated through stress tests and other means, and findings are reported to the executive committee and the corporate risk management committee of the holding company.

The major subsidiaries set the quantitative limits for market risk and stop loss and their middle offices monitor these limits on a daily basis. The middle office of the holding company monitors our major subsidiaries’ control over their limits and reports to its chief risk management officer on a daily basis as well. We also monitor total loss levels on a consolidated basis.

In addition, with respect to the operation of each of the business units, each of the major subsidiaries manages the market risks relating to our assets and liabilities, such as interest rate risk and exchange rate risk, by entering into various hedging transactions using marketable securities and derivatives, including futures, options and swaps. For a detailed discussion of the financial instruments employed as part of our risk management strategy, see note 25 to our consolidated financial statements.

Market Risk Measurement Model

Market risks consist of general risks and specific risks. General market risks result from changes in entire markets, while specific risks relate to changes in the prices of individual stocks and bonds which are independent of the overall direction of the market.

To measure general market risks, MUFG uses the VaR method which estimates changes in the market value of portfolios within a certain period by statistically analyzing past market data. MUFG uses VaR to monitor market risks quantitatively on a daily basis, taking into account risk diversification effects among all of our portfolios.

MUFG uses a historical simulation (HS) model in VaR risk calculation. Our VaR is based on 10-day holding period, with a 99% confidence interval based on an observation period consisting of the preceding 701 business days. The HS model assumes that historical changes in market value are representative of future changes and involves fewer assumptions about the distribution of portfolio losses than parameter-based methodologies. Accordingly, it is capable of capturing certain statistically infrequent movements, e.g., a fat tail and accounts for the characteristics of instruments with non-linear behavior.

The internal market risk model used by the holding company and the major subsidiaries has been verified by external auditors as meeting the qualitative and quantitative criteria set forth in Section B of the January 1996 Amendment to the Capital Accord to Incorporate Market Risks and the Japanese Banking Law. We use the historical simulation model to calculate our capital adequacy ratios.

MUFG also conducts stress testing and backtesting. Some market situations are extremely difficult to predict and some events are statistically very infrequent. Stress testing uses scenarios that estimate the amount of loss likely to be incurred by a portfolio in such situations or as a result of such events. Backtesting is a method that verifies the reliability of risk-calculation models by retrospectively comparing estimates of risk with the gains and losses produced by actual market movements.

Summaries of Market Risks (Fiscal Year Ended March 2006)

Trading activities

The VaR for MUFG’s total trading activities in the fiscal year ended March 31, 2006 are divided into three separate periods to reflect the merger of the holding companies and trust banks in October 2005 and the merger of the two commercial banks in January 2006. The former MTFG and UFJ group companies used different risk measurement methods, and the pre-merger figures are based on these respective approaches. Hence, valid year-on-year VaR comparisons can only be made between MUFG and surviving entities from MTFG.

The total amount of VaR for MUFG as of March 31, 2006 was ¥3.81 billion, of which the major component was exposure to interest-rate risk (¥3.65 billion). Compared to the VaR for MTFG at March 31, 2005, although overall market risk was lower and yen interest-rate risk exposure was significantly lower, exposures to US dollar interest-rate risk and foreign exchange risk were both higher.

The average daily VaR (MUFG) in January–March 2006 (¥4.13 billion) was slightly higher compared to that of MTFG in the year ended March 2005 (¥3.64 billion). This reflected an increase in interest-rate risk and foreign exchange risk which was partially offset by a decrease in equity-related risk.

VaR for Trading Activities
	Billions of Yen
April 1, 2004—March 31, 2005	Average	Maximum	Minimum	Mar 31, 2005
MTFG	¥3.64	¥12.77	¥1.87	¥6.06
Interest rate	3.08	13.02	1.27	6.83
Yen	2.36	12.24	0.66	6.47
Dollars	1.01	2.24	0.45	0.78
Foreign Exchange	1.49	2.73	0.32	0.38
Equities	0.79	3.11	0.51	0.51
Commodities	0.05	0.13	0.02	0.04
Diversification Effect	(1.77)	—	—	(1.69)

UFJ Bank	1.5	3.5	0.5	2.4

UFJ Trust Bank	0	0	0	0

	Billions of Yen
April 1, 2005—Sep 30, 2005	Average	Maximum	Minimum	Sep 30, 2005
MTFG	¥7.69	¥15.39	¥2.53	¥4.11
Interest rate	7.76	15.14	2.17	4.04
Yen	6.99	14.39	1.24	3.36
Dollars	0.70	1.77	0.25	0.50
Foreign Exchange	1.16	2.46	0.20	0.94
Equities	0.55	4.04	0.23	0.25
Commodities	0.11	0.25	0.01	0.12
Diversification Effect	(1.89)	—	—	(1.24)

UFJ Bank	2.5	3.2	1.5	1.8

UFJ Trust Bank	0	0	0	0

	Billions of Yen
October 1, 2005—December 31, 2005	Average	Maximum	Minimum	Dec 31, 2005
MUFG (excluding UFJ Bank)	¥3.53	¥5.36	¥2.25	¥2.29
Interest rate	2.60	4.11	2.00	2.11
Yen	1.69	3.48	1.02	1.38
Dollars	0.71	1.20	0.39	1.03
Foreign Exchange	2.71	4.62	0.99	1.86
Equities	0.42	1.07	0.27	0.27
Commodities	0.19	0.36	0.12	0.13
Diversification Effect	(2.38)	—	—	(2.08)

UFJ Bank	1.2	1.9	0.6	0.7

	Billions of Yen
January 1, 2006—March 31, 2006	Average	Maximum	Minimum	Mar 31, 2006
MUFG	¥4.13	¥5.40	¥3.45	¥3.81
Interest rate	3.64	5.71	2.63	3.65
Yen	2.72	5.51	1.71	2.51
Dollars	0.90	1.75	0.49	1.35
Foreign Exchange	1.83	3.72	0.74	0.74
Equities	0.50	2.10	0.24	0.45
Commodities	0.12	0.16	0.07	0.07
Diversification Effect	(1.97)	—	—	(1.10)

Assumption for VaR calculations:

MTFG/MUFG	Historical simulation method Holding period: 10 days Confidence interval: 99% Observation period: 701 business days

UFJ Bank	Historical simulation method Holding period: 1 day Confidence interval: 99% Observation period: 750 trading days

UFJ Trust Bank	Variance-covariance method Holding period: 1 day Confidence interval: 99% Observation period: 2 years

Note:	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2006 was as follows.

Quarter	Daily average VaR
April—June 2005	¥7.94 billion
July—September 2005	¥7.45 billion
October—December 2005	¥3.53 billion
January—March 2006	¥4.13 billion

Note:	These figures above were adjusted in order to facilitate the changes caused by the mergers of the holding companies and of the trust banks in October 2005 as well as the merger of the two commercial banks in January 2006.

The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of trading business. During the fiscal year ended March 31, 2006, the revenue from our trading activities has been relatively stable, keeping positive numbers in 227 days out of 259 trading days in the period. During the same period, there were 60 days with positive revenue exceeding ¥1 billion and 4 days with negative revenue exceeding minus ¥1 billion.

Non-trading Activities

VaR for MUFG’s total non-trading activities as of March 31, 2006, excluding market risks related to our strategic equity portfolio and measured using the same standard as used for trading activities, was ¥212.0 billion. Market risks related to interest-rate risk equaled ¥188.4 billion. Equities-related risks equaled ¥99.6 billion. Compared to the VaR for MTFG at March 31, 2005, the increase in overall market risk was ¥78.1 billion. Market risks related to interest-rate risk rose by ¥60.4 billion. Equities-related risks rose by ¥44.8 billion.

Based on a simple summation of the figures across risk categories, interest rate risks accounted for approximately 63% of our total non-trading activity market risks, consisting of interest-rate risk, foreign exchange rate risk, equities risk and commodities risk.

The average daily interest rate VaR by quarter in the fiscal year ended March 31,2006 was as follows.

Quarter	Daily average VaR
April—June 2005	¥151.43 billion
July—September 2005	¥155.40 billion
October—December 2005	¥170.65 billion
January—March 2006	¥219.53 billion

Note:	These figures above were adjusted in order to facilitate the changes caused by the mergers of the holding companies and of the trust banks in October 2005 as well as the merger of the two commercial banks in January 2006.

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2006 against that of March 31, 2005, there were a 9% increase in Japanese yen from 39% to 48%, a decrease in US dollar from 44% to 43%, and also a decrease in Euro from 16% to 8%.

Backtesting

We conduct backtesting in which estimated quantitative risks are compared with actual realized and unrealized losses to verify the accuracy of our VaR measurement model. Actual losses never exceeded VaR in our backtesting of trading days in the fiscal year ended March 31, 2006. This means that our VaR model provided reasonably accurate measurements during the fiscal year ended March 31, 2006.

Stress Testing

We calculate, on a daily basis, the hypothetical losses of our current positions in each market sector, applying the worst ten-day volatility recorded during the observation period of 701 business days. As of March 31, 2006, the hypothetical losses calculated with this stress scenario were ¥4.5 billion in our trading position and ¥246.3 billion in our non-trading position, compared to ¥4.9 billion and ¥157.6 billion, respectively, as of March 31, 2005.

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

Liquidity Risk Management

Liquidity risk is the risk of incurring losses if a poor financial position at a group company hampers the ability to meet funding requirements, or necessitates fund procurement at interest rates markedly higher than normal.

Major subsidiaries maintain appropriate liquidity in both Japanese yen and foreign currencies. Major subsidiaries manage the daily funding mechanism and the funding sources, such as liquidity gap, liquidity-supplying products such as commitment lines and buffer assets.

In relation to its total liquidity risk, MUFG has established the following categories to assess group-wide liquidity risks: Normal, With-Concern, and Critical. The front offices and risk management offices of our major subsidiaries exchange information and data on cash flows even at the Normal stage. At higher alert stages, we centralize information about liquidity risk and group-wide responses. We have also established a system for liaison and consultation on funding in preparation for emergencies, such as natural disasters, wars and terrorist attacks.

Operational Risk Management

Operational risk is the risk of losses caused by defective internal controls or by external factors.

Operational risk refers to the risk of losses caused either by internal factors (defective, inadequate or erroneous operational systems or processes), systems failure or external factors such as a natural disaster or other major emergency. The term includes a broad range of risks that could lead to losses, including operations risk, information asset risk, legal and compliance risk, and tangible asset risk. As an inherent part of business activities, such risks affect not only financial institutions but also other enterprises. Many examples of these risks have come to light in the media in recent years. The Basel II international capital framework requires banks to charge operational risks to capital, underlining the need to build and develop systems to manage such risk.

For appropriate operational risk identification, assessment and measurement, as well as monitoring and control, we are developing a risk management system that includes loss data collection and monitoring, control self-assessment (CSA), and measurement of operational risk.

Group subsidiaries have established internal standards on loss data collection and monitoring. Efforts are focused on ensuring accurate assessment of the status of operational risk-related losses and the implementation of appropriate countermeasures, while also building up databases on loss events.

MUFG has introduced CSA to promote internal self-improvement for any operational problems or related risks discovered, depending on the gravity of the relevant issue. The CSA approach involves functional representatives identifying problems or risks regarding individual internal processes to enable evaluation of the impact and management status of risk-related issues. Measures to make improvements are then developed to address any significant problems thus identified. In this way, CSA aims to strengthen autonomous risk management capabilities through the work of the functional representatives.

Development of risk quantification methods involves not only actual loss data but constructed data based on assessments of internal and external business environments as well as internal risk control status.

Operations Risk Management

Operations risk refers to the risk of losses that are attributable to the actions of executives or employees, whether accidental or the result of neglect or deliberate misconduct. MUFG companies offer a wide range of financial services, ranging from commercial banking products such as deposits, exchange services and loans to trust and related services covering pensions, securities, real estate and securitization, as well as transfer agent services. Cognizant of the potentially significant impact that operations risk-related events could have in terms both of economic losses and damage to MUFG’s reputation, our major subsidiary banks are developing management systems to create and apply appropriate operations risk-related controls.

Senior management receives regular reports on the status of MUFG businesses from an operations risk management perspective. MUFG works to promote the sharing within the group of information and expertise concerning any operational incidents and the measures implemented to prevent any reoccurrence.

Specific ongoing measures to reduce operations risk include the development of databases to manage, analyze and prevent the reoccurrence of related loss events; efforts to tighten controls over administrative procedures and related operating authority, while striving to improve human resources management; investments in systems to boost the efficiency of administrative operations; and programs to expand and upgrade internal auditing and operational guidance systems. Efforts to upgrade the management of operations risk continue with the aim of providing MUFG customers with a variety of high-quality services.

Information Asset Risk Management

Information asset risk refers to the risk of losses caused by the loss or unauthorized disclosure of information or by systems failure. In order to fulfill proper handling of information and prevent loss or unauthorized disclosure of information, our major subsidiary banks are developing systems to manage and reduce such risks through the appointment of managers with specific responsibilities for information security issues, the establishment of internal rules and procedures, training courses targeting all staff and the implementation of measures to ensure stable IT systems control. MUFG has also formulated the Personal Information Protection Policy as the basis for ongoing programs to protect the confidentiality of personal information.

Systems planning, development and operations include extensive testing phases to ensure that systems are designed to help prevent failures while providing sufficient safeguards for the security of personal information. The status of the development of any mission-critical IT systems is reported regularly through senior management channels. MUFG has invested in systems for emergency countermeasures and has also built extensive redundancy into the group’s IT infrastructure to minimize damage in the event of any system failure. Emergency drills help to increase staff preparedness. With the aim of preventing any reoccurrence, MUFG also works to promote sharing of information within the group related to the causes of any loss or unauthorized disclosure of information or system failure.

Compliance

Basic Policy

An internal code of ethics outlines the behavior expected of executives and employees of MUFG group companies to maintain full legal and regulatory compliance.

Ethical Framework

We, the directors and employees of MUFG, will comply with this Ethical Framework and Code of Conduct as the basis of our daily work, seeking to put into practice the management philosophy of our global comprehensive financial group and to build a corporate culture in which we act with integrity and fairness.

1. Establishment of trust

We will remain keenly aware of the group’s social responsibilities and public mission and will exercise care and responsibility in the handling of customer and other information.

By conducting sound and appropriate business operations and disclosing corporate information in a timely and appropriate manner we will seek to establish enduring public trust in the group.

2. Putting customers first

We will always consider our customers, and through close communication will endeavor to satisfy them and gain their support by providing financial services that best meet their needs.

3. Strict observance of laws, regulations and internal rules

We will strictly observe applicable laws, regulations and internal rules, and will conduct our business in a fair and trustworthy manner that conforms to societal norms. As a global comprehensive financial group we will also respect internationally accepted standards.

4. Respect for human rights and the environment

We will respect the character and individuality of others, work to maintain harmony with society, and place due importance on the protection of the global environment that belongs to all mankind.

5. Disavowal of anti-social elements

We will stand resolutely against any anti-social elements that threaten public order and safety.

Compliance Framework

Management and coordination of compliance-related matters is the responsibility of separate compliance management divisions established at the holding company, BTMU, MUTB, and MUS. Each division formulates, revises and oversees implementation of programs to ensure compliance with applicable laws, regulations and internal rules.

Compilation, publication, revision and dissemination of compliance manuals form a major part of these programs. The compliance management divisions also organize training courses and other activities to promote greater internal awareness of compliance-related issues. The board of directors and executive committee of each company receive regular reports concerning the status of compliance activities.

Each of the four companies listed above has also established an internal audit and compliance committee where members from outside MUFG form a majority. To bolster the overall compliance framework, BTMU, MUTB, and MUS have each established a compliance committee as an internal deliberative body to discuss key related matters.

Note:	BTMU also has a compliance special committee composed entirely of members from outside MUFG that reports to its audit committee.

Internal Reporting System and Accounting Auditing Hotline

The holding company, BTMU, MUTB, and MUS have established internal reporting systems that aim to identify compliance issues early so that any problems can be quickly rectified. This system includes an independent external compliance hotline.

In addition to these internal reporting systems, the holding company has also established an accounting auditing hotline that provides a means to report any problems related to MUFG accounting.

Accounting Auditing Hotline

MUFG has set up an accounting auditing hotline to be used to make reports related to instances of improper practices (violations of laws and regulations) and inappropriate practices, or of practices raising questions about such impropriety or inappropriateness, regarding accounting and internal control or audits related to accounting in Group companies. The reporting process works as follows, and may be carried out via letter or e-mail.

Hokusei Law Office

Address : Kojimachi 4-3-4, Chiyoda-ku, Tokyo

e-mail : MUFG-accounting-audit-hotline@hokusei-law.com

When reporting information please pay attention to the following :

•	Please include the name of the company concerned, and provide detailed information with respect to the matter. Without detailed factual information there is a limit to how much our investigations can achieve.

•	Anonymous information will be accepted.

•	No information regarding the identity of the informant will be passed on to third parties without the approval of the informant themselves. However, this excludes instances where disclosure is legally mandated, or to the extent that the information is necessary for surveys or reports, when data may be passed on following the removal of the informant’s name.

•	Please submit reports in either Japanese or English.

•	If the informant wishes, we will endeavor to report back to the informant on the response taken within a reasonable period of time following the receipt of specific information, but cannot promise to do so in all instances.

Internal Audit

The Role of Internal Audit

Internal audit functions within MUFG seek to provide independent verification of the adequacy and effectiveness of internal control systems. This includes monitoring the status of risk management and compliance systems, which are critical to the maintenance of sound and appropriate business operations. Internal audit results are reported to senior management. An additional role for internal audit is to make suggestions to help improve or rectify any issues or specific problems that are identified.

Group Internal Audit Framework

The board of directors at the holding company level has instituted MUFG’s internal audit policy to define the mission, goals, function and organizational position of internal audits. Separate divisions have been created within the holding company and the major group subsidiaries (the Internal Audit Division at the holding company, the Internal Audit & Credit Examination Division at BTMU and the Audit Division at MUTB, and the Internal Audit Division and Inspections Division at MUS) to conduct internal audits based on this policy. These divisions perform the core internal audit functions of the group. Through close cooperation and collaboration between the divisions in each of the four companies, these internal audit divisions provide coverage for the entire group and also support the board of directors in monitoring and overseeing all MUFG operations.

The boards of directors of BTMU, MUTB and MUS have also formulated separate internal audit policies consistent with MUFG’s internal audit policy. This arrangement ensures that a consistent and integrated internal audit framework applies to all MUFG operations, including subsidiaries of the major group subsidiaries.

In addition to having primary responsibility for initiating and preparing plans and proposals related to internal audits of the entire group, the Internal Audit Division at the holding company monitors, and as necessary, guides, advises and administers the internal audit divisions of subsidiaries and affiliated companies. The internal audit divisions within the major subsidiaries conduct audits of the respective head office and branch operations of these companies. In addition, each of these three divisions undertakes direct audits of their respective subsidiaries, and monitors and oversees the separate internal audit functions established within them. This helps to evaluate and verify the adequacy and effectiveness of internal controls within MUFG on a consolidated basis.

Implementing Efficient and Effective Internal Audits

To ensure that internal audit processes use available resources with optimal efficiency and effectiveness, the internal audit divisions implement risk-focused internal audits in which the nature and magnitude of the associated risks are considered in determining audit priorities and the frequency and depth of internal audit activities. The internal audit divisions ensure that audit personnel attend key meetings, collect important internal control documents and access databases to facilitate efficient off-site monitoring.

Measures to Enhance Internal Audit Independence and Supervision by the Boards of Directors

To strengthen the respective boards of directors’ monitoring and supervision of operational execution status and to enhance the independence of the internal audit divisions, the holding company, BTMU, MUTB and MUS have established internal audit and compliance committees that are chaired by external directors. These committees receive direct reports from the internal audit divisions on important internal audit-related matters, including the results of all internal audits and internal auditing plans requiring board approval. The deliberations of the audit committees concerning such matters are then reported to the respective boards of directors. This structure enhances the independence of internal audit functions from functions responsible for business execution.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications of the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. In connection with that evaluation, our CEO and CFO considered the issues identified by our independent registered public accounting firm as more fully discussed below, and concluded that our disclosure controls and procedures were ineffective as of March 31, 2006, the end of our latest fiscal year, solely for the reasons described below.

For purposes of our SEC reporting obligations, we prepare our US GAAP consolidated financial information by converting our statutory financial statements, which are prepared in accordance with Japanese GAAP, into US GAAP by recording adjusting entries, utilizing information collected within or outside of our organization. During the fiscal year ended March 31, 2006, we completed the business combination with the UFJ group. The business combination increased the complexity and volume of our business and resulted in significant changes in our organization. These changes have, in turn, made the US GAAP conversion processes more difficult and triggered more errors in the initial US GAAP adjusting journal entries for the fiscal year ended March 31, 2006 than in prior reporting periods, resulting in the aggregate amount of erroneous initial entries to reach a material level. Deloitte Touche Tohmatsu, our independent registered public accounting firm, reported to our Board of Corporate Auditors and management that they had identified errors in the initial US GAAP adjusting journal entries and concluded that those errors indicate material weaknesses in control activities, risk assessment, and monitoring activities in the US GAAP conversion processes. Management performed additional review procedures with respect to the US GAAP adjusting journal entries after Deloitte Touche Tohmatsu initially identified the errors, and reflected the results of such procedures in our consolidated financial statements prior to their inclusion in this Annual Report. In addition, we continued to conduct our follow-up inspection efforts until the timing of this filing so as to reduce errors in the adjusting journal entries. However, management assessed by itself the auditor’s findings in connection with the errors in the initial US GAAP adjusting journal entries and concluded that there were material weaknesses in our internal control over financial reporting with respect to the US GAAP conversion processes. We are in the process of adopting and implementing remedial measures designed to address these issues by allocating additional resources to, conducting further risk assessments for and increasing the level of review and oversight over, our US GAAP financial reporting. We expect to have the material remedial measures in place by March 2007 to address the issues identified by Deloitte Touche Tohmatsu.

Although Deloitte Touche Tohmatsu reported certain material weaknesses in our internal control over financial reporting under US GAAP, Deloitte Touche Tohmatsu has expressed an unqualified opinion in its report included in this Annual Report with respect to our consolidated financial statements as of March 31, 2005 and 2006 and for fiscal years ended March 31, 2004, 2005, and 2006.

During the period covered by this Annual Report, we have one notable change in internal controls that could materially affect, or is reasonably likely to materially affect, the internal controls. After the merger with the UFJ group, we expanded and applied our existing internal controls over financial reporting to those of UFJ group’s businesses and operations that were integrated in the merger. Some operations that are still in the integration process will continue to utilize two different operational flows with different internal controls until the completion of the full-scale systems integration currently expected in 2008.

Item 16A.	Audit Committee Financial Expert.

Our board of corporate auditors has determined that Mr. Tsutomu Takasuka is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Takasuka, a corporate auditor, has spent most of his business career auditing Japanese corporations as a certified public accountant and has been a professor at Bunkyo University since April 2004.

Item 16B.	Code of Ethics.

We have adopted a code of ethics, which constitutes internal rules named ethical framework and code of conduct, compliance rules and a compliance manual, each of which applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions.

Our compliance rules set forth the necessity of adherence to our ethical framework and code of conduct by our directors, executive officers and employees. These rules also set forth the roles and responsibilities of our employees, compliance officers, Compliance Division and others in the event of a breach of the compliance rules.

Our compliance manual was created to identify, and to promote compliance by our directors, executive officers and employees with, the relevant laws and regulations in conjunction with our ethical framework and code of conduct and compliance rules. This manual also sets forth the procedures regarding the handling of conflicts of interest for our directors and the promotion of conduct that meets our ethical framework and code of conduct and compliance rules for employees.

A copy of the sections of our ethical framework and code of conduct, compliance rules, compliance manual, and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B. of Form 20-F) is attached as Exhibit (11) to this Annual Report. Though the above internal rules were enacted in October 2005 due to the merger with UFJ Holdings, the contents are materially the same as the code of ethics adopted by MTFG prior to the merger. No waivers of the ethical framework and code of conduct, compliance rules, compliance manual and rules of employment have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ended March 31, 2006.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu

The aggregate fees billed by Deloitte Touche Tohmatsu, our independent auditor, for the fiscal years ended March 31, 2005 and 2006 are presented in the following table:

	2005	2006
	(in millions)
Audit fees	¥2,029	¥3,666
Audit-related fees	1,685	570
Tax fees	168	202
All other fees	111	314

Total	¥3,993	¥4,752

The description of our fees billed for each categories described above is as follows:

Audit fees—Audit fees are primarily for annual audit of our financial statements, review of our semi-annual condensed financial statements, statutory audit of our financial statements and audits of our subsidiary financial statements. Audit fees for the fiscal year ended March 31, 2005 also include fees billed for issuance of consent letters on our registration statements on Form F-4 in connection with the management integration with the UFJ group. Audit fees for the fiscal year ended March 31, 2006 increased due to the expansion in our scale of business resulting from the merger with UFJ Holdings.

Audit-related fees—Audit-related fees primarily include accounting consultations, agreed upon procedures on internal controls, employee benefit plan audit and advisory services relating to the implementation of Section 404 of the Sarbanes-Oxley Act. Audit-related fees for the fiscal year ended March 31, 2005 also include due diligence services related to the management integration with the UFJ group. Audit-related fees decreased for the fiscal year ended March 31, 2006.

Tax fees—Tax fees relate primarily to tax compliance, including assistance with preparation of tax return filings, tax advisory and tax planning services.

All other fees—All other fees primarily include agreed upon procedures related to advice on operational risk management, and to operational audits of our overseas branches.

Pre-Approval Policies and Procedures for Services by Deloitte Touche Tohmatsu

Our board of corporate auditors performs the pre-approval function required by applicable SEC rules and regulations. Effective May 1, 2003, our board of corporate auditors has established pre-approval policies and procedures that MUFG and its subsidiaries must follow before engaging Deloitte Touche Tohmatsu to perform audit and permitted non-audit services.

When MUFG or a subsidiary intends to engage Deloitte Touche Tohmatsu to perform audit and permitted non-audit services, it must make an application for pre-approval on either a periodic or case-by-case basis.

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

For the fiscal year ended March 31, 2005, approximately 0.02% of total audit-related fees, 4.3% of total tax fees and 3.8% of total all other fees were approved by the board of corporate auditors pursuant to Regulation S-X 2-01(c)(7)(ii)(c). For the fiscal year ended March 31, 2006, approximately 0.4% of total tax fees and 0.6% of total all other fees were approved by the board of corporate auditors pursuant to Regulation S-X 2-01(c)(7)(ii)(c).

Item 16D.	Exemptions From the Listing Standards for Audit Committees.

In reliance upon the general exemption contained in Rule 10A-3(c)(3) under the U.S. Securities Exchange Act of 1934, MUFG does not have an audit committee. Rule 10A-3 provides an exemption from the NYSE’s listing standards relating to audit committees for foreign companies like MUFG that have a board of corporate auditors established pursuant to applicable Japanese law and its articles of incorporation. MUFG’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Common Shares:

	Total Number of Shares Purchased	Average Price Paid per Share (¥)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2005	43.38	936,940.76	—	—
May 1 to May 31, 2005	28.13	903,595.81	—	—
June 1 to June 30, 2005	50.36	926,011.52	—	—
July 1 to July 31, 2005	80.33	933,556.21	—	—
August 1 to August 31, 2005	143.37	1,052,239.17	—	—
September 1 to September 30, 2005	148.69	1,159,503.67	—	—
October 1 to October 31, 2005	257,263.69	1,400,054.92	256,159.00	262,500.00
November 1 to November 30, 2005	1,167.85	1,544,238.22	—	—
December 1 to December 31, 2005	121,959.06	1,628,857.42	117,969.00	128,834.00
January 1 to January 31, 2006	867.29	1,583,361.27	—	—
February 1 to February 28, 2006	848.71	1,650,586.42	—	—
March 1 to March 31, 2006	120,775.74	1,749,658.33	120,000.00	120,000.00

Total	503,376.60	1,540,083.49	494,128.00	511,334.00

We have not made any purchases of our shares other than the above for the fiscal year ended March 31, 2006.

Notes:

1.	A total of 9,248.6 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2006, due to our purchase of fractional shares from registered holders of fractional shares at the current market price of those shares.
2.	During the fiscal year ended March 31, 2006, the following share repurchase plans or programs were publicly announced.

Name of plan	Date of announcement	Amount/Shares Approved	Expiration date

Repurchase of own shares through ToSTNeT-2	October 4, 2005	Up to 262,500 shares Up to ¥367.5 billion	October 5, 2005

Same as above	December 6, 2005	Up to 128,834 shares Up to ¥210 billion	December 7, 2005

Same as above	February 28, 2006	Up to 120,000 shares Up to ¥210 billion	March 1, 2006

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit		Description

1	(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006. (English Translation)

1	(b)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 31, 2006. (English Translation)

1	(c)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 29, 2006. (English Translation)

1	(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006. (English Translation)

2	(a)	Form of stock certificates.

2	(b)	Form of American Depositary Receipt.

2	(c)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder.

4	(a)	Integration Agreement, dated February 18, 2005, and the amendment thereto, dated April 20, 2005, among Mitsubishi Tokyo Financial Group, Inc., The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., UFJ Holdings, Inc., UFJ Bank Limited, UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd. (English Translation)*

4	(b)	Merger Agreement, dated April 20, 2005, between Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings, Inc. (English Translation)**

8		Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11		Ethical framework and code of conduct, compliance rules, compliance manual of Mitsubishi UFJ Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)

12		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15		Consent of Auditors.

*	Incorporated by reference from Annex A to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-123136).
**	Incorporated by reference from Annex B to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-123136).

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

During the fiscal year ended March 31, 2003, the Bank of Japan changed its industry segment loan classification. Such change primarily includes the introduction of a new “Communication and information services” category. Due to the introduction of the new category, certain businesses previously included in “Manufacturing,” “Services” and “Other” industries were reclassified into “Communication and information services.” This change is expected to provide a more suitable and detailed description of the loan portfolio. In response to the change, we modified our loan reporting system. For comparative purposes, we provide the loan information by industry segment as of March 31, 2003, 2004, 2005 and 2006, including III. Loan Portfolio and IV. Summary of Loan Loss Experience, based on both the old and new industry segment classifications.

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, merged with UFJ Holdings, Inc., or UFJ Holdings, with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc., or MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of ex-UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, numbers as of and for the fiscal years ended March 31, 2002, 2003, 2004 and 2005 reflect the financial position and results of ex-MTFG and its subsidiaries, or the ex-MTFG Group, only. Numbers as of March 31, 2006 reflect the financial position of MUFG and its subsidiaries, or the MUFG Group, while numbers for the fiscal year ended March 31, 2006 comprised the results of the ex-MTFG Group for the six months ended September 30, 2005 and the results of the MUFG Group from October 1, 2005 to March 31, 2006. See note 2 to our consolidated financial statements for more information.

In the fiscal year ended March 31, 2006, the international correspondent banking operations of UnionBanCal Corporation, our U.S. subsidiary, were discontinued and certain figures in prior fiscal years were reclassified to discontinued operations to conform to the presentation for the fiscal year ended March 31, 2006.

I.    Distribution of Assets, Liabilities and Shareholders’ Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2004, 2005 and 2006. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2004			2005			2006
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥314,527	¥4,070	1.29%	¥311,260	¥6,113	1.96%	¥465,293	¥6,559	1.41%
Foreign	2,781,890	43,595	1.57	3,032,139	60,150	1.98	4,269,326	140,013	3.28

Total	3,096,417	47,665	1.54	3,343,399	66,263	1.98	4,734,619	146,572	3.10

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	3,436,564	3,130	0.09	3,578,564	3,284	0.09	4,369,464	10,399	0.24
Foreign	2,392,079	38,145	1.59	2,476,391	48,694	1.97	3,016,957	73,190	2.43

Total	5,828,643	41,275	0.71	6,054,955	51,978	0.86	7,386,421	83,589	1.13

Trading account assets:
Domestic	5,455,464	23,005	0.42	5,177,032	25,780	0.50	5,374,674	41,808	0.78
Foreign	555,837	5,446	0.98	687,253	5,049	0.73	1,931,499	15,596	0.81

Total	6,011,301	28,451	0.47	5,864,285	30,829	0.53	7,306,173	57,404	0.79

Investment securities(1):
Domestic	18,989,235	111,761	0.59	25,977,919	125,080	0.48	34,280,534	182,490	0.53
Foreign	7,951,162	270,497	3.40	7,261,113	245,486	3.38	8,760,844	332,580	3.80

Total	26,940,397	382,258	1.42	33,239,032	370,566	1.11	43,041,378	515,070	1.20

Loans(2):
Domestic	39,324,856	572,123	1.45	41,379,763	577,078	1.39	60,452,898	1,118,072	1.85
Foreign	9,451,881	346,130	3.66	9,400,709	341,987	3.64	12,463,840	609,975	4.89

Total	48,776,737	918,253	1.88	50,780,472	919,065	1.81	72,916,738	1,728,047	2.37

Total interest-earning assets:
Domestic	67,520,646	714,089	1.06	76,424,538	737,335	0.96	104,942,863	1,359,328	1.30
Foreign	23,132,849	703,813	3.04	22,857,605	701,366	3.07	30,442,466	1,171,354	3.85

Total	90,653,495	1,417,902	1.56	99,282,143	1,438,701	1.45	135,385,329	2,530,682	1.87

Non-interest-earning assets:
Cash and due from banks	4,207,610			4,652,675			7,672,359
Other non-interest-earning assets	8,936,399			7,516,846			17,259,898
Allowance for credit losses	(1,210,945)			(846,055)			(1,178,954)

Total non-interest-earning assets	11,933,064			11,323,466			23,753,303

Total assets from discontinued operations	241,291			223,797			209,137

Total assets	¥102,827,850			¥110,829,406			¥159,347,769

Notes:
(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields with insignificant impact.

	Fiscal years ended March 31,
	2004			2005			2006
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥52,741,521	¥67,115	0.13%	¥53,201,971	¥74,960	0.14%	¥70,349,797	¥131,127	0.19%
Foreign	8,768,479	110,410	1.26	9,625,636	144,783	1.50	11,868,158	318,271	2.68

Total	61,510,000	177,525	0.29	62,827,607	219,743	0.35	82,217,955	449,398	0.55

Debentures—Domestic	498,518	4,035	0.81	68,296	351	0.51	—	—	—

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	6,729,173	20,792	0.31	7,565,432	31,005	0.41	8,185,487	87,839	1.07
Foreign	4,199,303	62,814	1.50	3,143,399	50,187	1.60	3,239,643	81,124	2.50

Total	10,928,476	83,606	0.77	10,708,831	81,192	0.76	11,425,130	168,963	1.48

Due to trust account— Domestic	1,326,313	4,950	0.37	1,349,118	3,887	0.29	2,099,745	5,091	0.24

Other short-term borrowings and trading account liabilities:
Domestic	4,536,380	26,997	0.60	10,410,410	29,826	0.29	10,810,548	45,625	0.42
Foreign	558,812	7,284	1.30	1,318,950	24,215	1.84	1,822,046	58,329	3.20

Total	5,095,192	34,281	0.67	11,729,360	54,041	0.46	12,632,594	103,954	0.82

Long-term debt:
Domestic	4,319,231	93,891	2.17	4,600,095	91,519	1.99	7,343,305	100,626	1.37
Foreign	1,182,522	26,874	2.27	943,511	18,873	2.00	2,401,456	54,037	2.25

Total	5,501,753	120,765	2.20	5,543,606	110,392	1.99	9,744,761	154,663	1.59

Total interest-bearing liabilities:
Domestic	70,151,136	217,780	0.31	77,195,322	231,548	0.30	98,788,882	370,308	0.37
Foreign	14,709,116	207,382	1.41	15,031,496	238,058	1.58	19,331,303	511,761	2.65

Total	84,860,252	425,162	0.50	92,226,818	469,606	0.51	118,120,185	882,069	0.75

Non-interest-bearing liabilities	14,483,997			14,510,485			33,967,457

Total liabilities from discontinued operations	193,818			212,059			153,217

Total shareholders’ equity	3,289,783			3,880,044			7,106,910

Total liabilities and shareholders’ equity	¥102,827,850			¥110,829,406			¥159,347,769

Net interest income and interest rate spread		¥992,740	1.06%		¥969,095	0.94%		¥1,648,613	1.12%

Net interest income as a percentage of total interest-earning assets			1.10%			0.98%			1.22%

The percentage of total average assets attributable to foreign activities was 27.0%, 23.7% and 22.5%, respectively, for the fiscal years ended March 31, 2004, 2005 and 2006.

The percentage of total average liabilities attributable to foreign activities was 27.8%, 24.6% and 23.2%, respectively, for the fiscal years ended March 31, 2004, 2005 and 2006.

Analysis of Net Interest Income

The following table shows changes in our net interest income between changes in volume and changes in rate for the fiscal year ended March 31, 2005 compared to the fiscal year ended March 31, 2004 and the fiscal year ended March 31, 2006 compared to the fiscal year ended March 31, 2005.

	Fiscal year ended March 31, 2004 versus fiscal year ended March 31, 2005			Fiscal year ended March 31, 2005 versus fiscal year ended March 31, 2006
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥(42)	¥2,085	¥2,043	¥2,171	¥(1,725)	¥446
Foreign	4,185	12,370	16,555	30,706	49,157	79,863

Total	4,143	14,455	18,598	32,877	47,432	80,309

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	130	24	154	867	6,248	7,115
Foreign	1,386	9,163	10,549	11,829	12,667	24,496

Total	1,516	9,187	10,703	12,696	18,915	31,611

Trading account assets:
Domestic	(1,174)	3,949	2,775	1,019	15,009	16,028
Foreign	965	(1,362)	(397)	10,000	547	10,547

Total	(209)	2,587	2,378	11,019	15,556	26,575

Investment securities(2):
Domestic	33,650	(20,331)	13,319	43,150	14,260	57,410
Foreign	(23,466)	(1,545)	(25,011)	54,609	32,485	87,094

Total	10,184	(21,876)	(11,692)	97,759	46,745	144,504

Loans:
Domestic	28,658	(23,703)	4,955	316,800	224,194	540,994
Foreign	(1,867)	(2,276)	(4,143)	130,114	137,874	267,988

Total	26,791	(25,979)	812	446,914	362,068	808,982

Total interest income:
Domestic	61,222	(37,976)	23,246	364,007	257,986	621,993
Foreign	(18,797)	16,350	(2,447)	237,258	232,730	469,988

Total	¥42,425	¥(21,626)	¥20,799	¥601,265	¥490,716	¥1,091,981

Notes:

(1)	Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2004 versus fiscal year ended March 31, 2005			Fiscal year ended March 31, 2005 versus fiscal year ended March 31, 2006
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Interest expense:
Deposits:
Domestic	¥591	¥7,254	¥7,845	¥28,058	¥28,109	¥56,167
Foreign	11,495	22,878	34,373	39,787	133,701	173,488

Total	12,086	30,132	42,218	67,845	161,810	229,655

Debentures—Domestic	(3,376)	(308)	(3,684)	(351)	—	(351)

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	2,816	7,397	10,213	2,739	54,095	56,834
Foreign	(15,794)	3,167	(12,627)	1,581	29,356	30,937

Total	(12,978)	10,564	(2,414)	4,320	83,451	87,771

Due to trust account—Domestic	66	(1,129)	(1,063)	1,820	(616)	1,204

Other short-term borrowings and trading account liabilities:
Domestic	16,829	(14,000)	2,829	1,187	14,612	15,799
Foreign	13,021	3,910	16,931	11,565	22,549	34,114

Total	29,850	(10,090)	19,760	12,752	37,161	49,913

Long-term debt:
Domestic	5,588	(7,960)	(2,372)	37,590	(28,483)	9,107
Foreign	(5,204)	(2,797)	(8,001)	32,534	2,630	35,164

Total	384	(10,757)	(10,373)	70,124	(25,853)	44,271

Total interest expense:
Domestic	22,514	(8,746)	13,768	71,043	67,717	138,760
Foreign	3,518	27,158	30,676	85,467	188,236	273,703

Total	¥26,032	¥18,412	¥44,444	¥156,510	¥255,953	¥412,463

Net interest income:
Domestic	¥38,708	¥(29,230)	¥9,478	¥292,964	¥190,269	¥483,233
Foreign	(22,315)	(10,808)	(33,123)	151,791	44,494	196,285

Total	¥16,393	¥(40,038)	¥(23,645)	¥444,755	¥234,763	¥679,518

Note:

(1)	Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.    Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2004, 2005 and 2006:

	At March 31,
	2004			2005			2006
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in millions)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥14,651,000	¥14,676,714	¥25,714	¥13,888,039	¥13,946,412	¥58,373	¥23,890,095	¥23,893,620	¥3,525
Corporate bonds	1,355,202	1,357,784	2,582	1,717,312	1,725,628	8,316	4,674,585	4,701,834	27,249
Marketable equity securities	2,177,964	3,831,528	1,653,564	2,182,825	3,782,435	1,599,610	4,548,901	8,171,512	3,622,611
Other securities	581,848	584,837	2,989	519,327	521,813	2,486	671,549	671,603	54

Total domestic	18,766,014	20,450,863	1,684,849	18,307,503	19,976,288	1,668,785	33,785,130	37,438,569	3,653,439

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,861,664	2,855,529	(6,135)	909,464	898,813	(10,651)	1,040,708	1,045,140	4,432
Other governments and official institutions bonds	1,642,737	1,668,420	25,683	1,463,311	1,498,627	35,316	1,067,327	1,086,497	19,170
Mortgage-backed securities	1,157,197	1,153,570	(3,627)	2,106,233	2,111,164	4,931	2,568,924	2,633,772	64,848
Other securities	1,459,841	1,501,190	41,349	2,010,551	2,073,044	62,493	3,128,028	3,281,931	153,903

Total foreign	7,121,439	7,178,709	57,270	6,489,559	6,581,648	92,089	7,804,987	8,047,340	242,353

Total	¥25,887,453	¥27,629,572	¥1,742,119	¥24,797,062	¥26,557,936	¥1,760,874	¥41,590,117	¥45,485,909	¥3,895,792

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥1,050,931	¥1,053,611	¥2,680	¥2,038,450	¥2,056,528	¥18,078	¥2,281,211	¥2,265,653	¥(15,558)
Other securities	109,881	113,227	3,346	92,363	96,067	3,704	109,716	110,614	898

Total domestic	1,160,812	1,166,838	6,026	2,130,813	2,152,595	21,782	2,390,927	2,376,267	(14,660)

Foreign:
U.S. Treasury and other U.S. government agencies bonds	5,584	5,584	—	14,134	14,209	75	15,154	15,467	313
Other governments and official institutions bonds	32,577	33,551	974	9,846	9,957	111	5,079	4,992	(87)
Other securities	51,786	51,928	142	36,523	36,824	301	54,914	55,031	117

Total foreign	89,947	91,063	1,116	60,503	60,990	487	75,147	75,490	343

Total	¥1,250,759	¥1,257,901	¥7,142	¥2,191,316	¥2,213,585	¥22,269	¥2,466,074	¥2,451,757	¥(14,317)

Nonmarketable equity securities presented in Other investment securities in the consolidated financial statements were primarily carried at costs of ¥200,557 million, ¥341,744 million and ¥794,305 million, at March 31, 2004, 2005 and 2006, respectively. The corresponding estimated fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in AICPA Guides presented in Other investment securities were carried at fair value of ¥68,664 million at March 31, 2006. In addition, in September 2004, we purchased ¥700,000 million in preferred shares issued by ex-UFJ Bank. These preferred shares were carried at cost on our consolidated balance sheet at March 31, 2005. The estimated fair value of the investment was not readily determinable at March 31, 2005. As a result of the merger, these preferred shares were converted into common shares of BTMU and, accordingly, have been eliminated in our consolidated balance sheet at March 31, 2006.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2006. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥11,862,676	0.05%	¥9,055,120	0.67%	¥1,225,275	0.98%	¥1,750,549	1.11%	¥23,893,620	0.41%
Corporate bonds	488,957	0.75	3,201,187	0.68	968,993	0.68	42,697	0.95	4,701,834	0.69
Other securities	254,052	0.80	171,772	1.34	157,909	1.01	87,870	0.82	671,603	0.99

Total domestic	12,605,685	0.09	12,428,079	0.68	2,352,177	0.86	1,881,116	1.09	29,267,057	0.47

Foreign:
U.S. Treasury and other U.S. government agencies bonds	118,970	3.66	587,345	4.06	336,949	4.41	1,876	6.77	1,045,140	4.13
Other governments and official institutions bonds	250,833	2.71	407,987	3.82	357,406	3.95	70,271	4.36	1,086,497	3.64
Mortgage-backed securities	3,644	4.23	3,719	4.17	176,887	4.40	2,449,522	5.32	2,633,772	5.25
Other securities	148,886	2.92	956,935	3.12	653,130	4.39	1,147,718	4.78	2,906,669	4.05

Total foreign	522,333	3.00	1,955,986	3.55	1,524,372	4.29	3,669,387	5.13	7,672,078	4.42

Total	¥13,128,018	0.21%	¥14,384,065	1.07%	¥3,876,549	2.21%	¥5,550,503	3.76%	¥36,939,135	1.29%

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥7,186	2.60%	¥2,219,847	0.58%	¥9,833	1.27%	¥44,345	1.01%	¥2,281,211	0.59%
Corporate bonds	7,144	1.02	2,206	0.50	—	—	997	1.60	10,347	0.97
Other securities	14,527	1.19	61,843	1.67	22,999	1.28	—	—	99,369	1.51

Total domestic	28,857	1.50	2,283,896	0.60	32,832	1.28	45,342	1.03	2,390,927	0.63

Foreign:
U.S. Treasury and other U.S. government agencies bonds	10,729	2.26	—	—	—	—	4,425	6.67	15,154	3.55
Other governments and official institutions bonds	669	4.19	3,625	3.75	785	3.06	—	—	5,079	3.70
Other securities	7,865	2.56	27,073	5.24	19,976	1.80	—	—	54,914	3.60

Total foreign	19,263	2.45	30,698	5.07	20,761	1.84	4,425	6.67	75,147	3.60

Total	¥48,120	1.88%	¥2,314,594	0.66%	¥53,593	1.50%	¥49,767	1.53%	¥2,466,074	0.72%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, the following table sets forth the securities of individual issuers held in our investment securities portfolio which exceeded 10% of our consolidated total shareholders’ equity at March 31, 2006.

	Amortized cost	Estimated fair value
	(in millions)
Mortgage-backed securities issued by U.S. Federal National Mortgage Association	¥1,670,196	¥1,719,687

III.    Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2006. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

	At March 31,
	2002	2003		2004			2005			2006
	Old classification	Old classification	New classification	Old classification	New classification		Old classification	New classification		Old classification	New classification
	(in millions)
Domestic:
Manufacturing	¥6,394,459	¥6,119,502	¥6,034,347	¥6,073,182	¥6,000,095		¥6,541,504	¥6,475,361		¥11,226,079	¥10,796,610
Construction	1,535,191	1,277,407	1,277,407	1,010,439	1,010,439		974,060	974,060		1,968,386	1,968,386
Real estate	4,923,688	4,297,718	4,298,146	4,584,882	4,585,299		5,266,097	5,266,553		8,615,686	8,616,597
Services	4,549,692	5,062,035	4,953,830	4,630,528	4,344,833		3,887,649	3,621,673		6,226,076	6,154,336
Wholesale and retail	5,983,958	5,634,752	5,458,337	5,149,173	4,998,952		5,374,042	5,228,318		9,899,809	9,532,843
Banks and other financial institutions(1)	4,168,582	3,502,621	3,502,621	3,745,586	3,745,586		3,691,908	3,691,908		5,798,109	5,798,109
Communication and information services	—	—	1,516,020	—	874,564		—	784,301		—	1,182,493
Other industries	3,850,153	5,004,906	3,858,233	6,535,434	6,169,456		7,090,189	6,783,275		12,486,224	12,170,995
Consumer	7,151,695	7,520,907	7,520,907	8,039,797	8,039,797	(3)	8,162,062	8,162,062	(3)	23,727,793	23,727,793	(3)

Total domestic	38,557,418	38,419,848	38,419,848	39,769,021	39,769,021		40,987,511	40,987,511		79,948,162	79,948,162

Foreign:
Governments and official institutions	326,086	235,093	235,093	183,117	183,117		212,750	212,750		325,037	325,037
Banks and other financial institutions(1)	680,449	928,059	928,059	1,043,904	1,043,904		917,409	917,409		1,152,596	1,152,596
Commercial and industrial	9,570,576	8,240,484	8,240,484	7,073,373	7,073,373		8,521,650	8,521,650		13,403,032	13,403,032
Other	998,955	506,511	506,511	316,841	316,841		283,374	283,374		666,721	666,721

Total foreign	11,576,066	9,910,147	9,910,147	8,617,235	8,617,235		9,935,183	9,935,183		15,547,386	15,547,386

Total	50,133,484	48,329,995	48,329,995	48,386,256	48,386,256		50,922,694	50,922,694		95,495,548	95,495,548
Unearned income, unamortized premiums—net and deferred loan fees—net	(42,350)	(40,999)	(40,999)	(28,538)	(28,538)		(18,678)	(18,678)		11,287	11,287

Total(2)	¥50,091,134	¥48,288,996	¥48,288,996	¥48,357,718	¥48,357,718		¥50,904,016	¥50,904,016		¥95,506,835	¥95,506,835

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥3,178 million, ¥3,965 million, ¥12,893 million, ¥36,424 million and ¥41,904 million at March 31, 2002, 2003, 2004, 2005 and 2006, respectively.
(3)

Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, ex-BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004, 2005 and 2006 is presented below in accordance with our new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥28,229	¥19,283	¥738,377	¥230,730	¥52,253	¥1,200	¥4,121	¥10,620	¥1,084,813
March 31, 2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥ 7,782	¥ 827,961
March 31, 2006	¥17,212	¥13,925	¥425,929	¥160,805	¥30,937	¥ 947	¥2,968	¥ 6,257	¥ 658,980

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2006:

Old Classification

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥7,684,017	¥3,151,486	¥390,576	¥11,226,079
Construction	1,164,143	671,724	132,519	1,968,386
Real estate	2,681,600	3,497,754	2,436,332	8,615,686
Services	2,920,844	2,540,976	764,256	6,226,076
Wholesale and retail	6,636,241	2,857,529	406,039	9,899,809
Banks and other financial institutions	3,124,869	2,038,853	634,387	5,798,109
Other industries	8,809,993	2,504,820	1,171,411	12,486,224
Consumer	2,499,583	4,859,521	16,368,689	23,727,793

Total Domestic	35,521,290	22,122,663	22,304,209	79,948,162
Foreign	7,690,999	4,604,220	3,252,167	15,547,386

Total	¥43,212,289	¥26,726,883	¥25,556,376	¥95,495,548

New Classification

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥7,424,705	¥3,003,272	¥368,633	¥10,796,610
Construction	1,164,143	671,724	132,519	1,968,386
Real estate	2,682,389	3,497,876	2,436,332	8,616,597
Services	2,795,248	2,582,140	776,948	6,154,336
Wholesale and retail	6,462,064	2,692,808	377,971	9,532,843
Banks and other financial institutions	3,124,869	2,038,853	634,387	5,798,109
Communication and information services	759,699	381,114	41,680	1,182,493
Other industries	8,608,590	2,395,355	1,167,050	12,170,995
Consumer	2,499,583	4,859,521	16,368,689	23,727,793

Total Domestic	35,521,290	22,122,663	22,304,209	79,948,162
Foreign	7,690,999	4,604,220	3,252,167	15,547,386

Total	¥43,212,289	¥26,726,883	¥25,556,376	¥95,495,548

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2006 are shown below.

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥19,702,459	¥2,845,777	¥22,548,236
Floating or adjustable rate	24,724,413	5,010,610	29,735,023

Total	¥44,426,872	¥7,856,387	¥52,283,259

Nonaccrual, Past Due and Restructured Loans

We generally discontinue accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain foreign banking subsidiaries.

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2006, based on the domicile and type of industry of the borrowers:

	At March 31,
	2002	2003		2004			2005			2006
	Old classification	Old classification	New classification	Old classification	New classification		Old classification	New classification		Old classification	New classification
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥142,572	¥112,152	¥111,107	¥175,904	¥175,691		¥114,115	¥113,884		¥128,176	¥126,923
Construction	213,491	149,918	149,918	59,031	59,031		47,764	47,764		37,635	37,635
Real estate	841,414	266,408	266,408	154,776	154,776		121,962	121,962		162,833	162,833
Services	214,877	85,602	87,492	68,085	72,951		167,553	169,602		61,152	60,685
Wholesale and retail	251,061	238,986	224,468	118,058	108,516		99,048	85,659		139,267	128,602
Banks and other financial institutions	58,568	17,794	17,794	21,367	21,367		4,346	4,346		15,778	15,778
Communication and information services	—	—	14,081	—	5,128		—	11,829		—	12,794
Other industries	39,687	54,330	53,922	40,022	39,783		22,582	22,324		29,628	29,219
Consumer	166,333	150,989	150,989	141,844	141,844	(2)	119,229	119,229	(2)	360,717	360,717	(2)

Total domestic	1,928,003	1,076,179	1,076,179	779,087	779,087		696,599	696,599		935,186	935,186

Foreign:
Governments and official institutions	3,341	1,747	1,747	877	877		466	466		52	52
Banks and other financial institutions	9,119	8,387	8,387	87,162	87,162		45,091	45,091		38,796	38,796
Commercial and industrial	226,054	271,090	271,090	153,387	153,387		54,913	54,913		30,387	30,387
Other	7,059	56,156	56,156	62,521	62,521		23,835	23,835		5,413	5,413

Total foreign	245,573	337,380	337,380	303,947	303,947		124,305	124,305		74,648	74,648

Total	¥2,173,576	¥1,413,559	¥1,413,559	¥1,083,034	¥1,083,034		¥820,904	¥820,904		¥1,009,834	¥1,009,834

Restructured loans:
Domestic	¥1,859,176	¥1,212,832	¥1,212,832	¥577,348	¥577,348		¥431,036	¥431,036		¥937,160	¥937,160
Foreign	109,190	106,236	106,236	55,015	55,015		23,153	23,153		74,676	74,676

Total	¥1,968,366	¥1,319,068	¥1,319,068	¥632,363	¥632,363		¥454,189	¥454,189		¥1,011,836	¥1,011,836

Accruing loans contractually past due 90 days or more:
Domestic	¥20,276	¥17,533	¥17,533	¥14,696	¥14,696		¥9,232	¥9,232		¥21,896	¥21,896
Foreign	2,764	2,866	2,866	900	900		879	879		1,112	1,112

Total	¥23,040	¥20,399	¥20,399	¥15,596	¥15,596		¥10,111	¥10,111		¥23,008	¥23,008

Total	¥4,164,982	¥2,753,026	¥2,753,026	¥1,730,993	¥1,730,993		¥1,285,204	¥1,285,204		¥2,044,678	¥2,044,678

Notes:

(1)	The above table does not include real estate acquired in full or partial satisfaction of debt and certain assets under the management of the Cooperative Credit Purchasing Company which are recorded at estimated fair value less estimated cost to sell.
(2)	Domestic nonaccrual loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, ex-BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004, 2005 and 2006 is presented below in accordance with the new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥1,566	¥877	¥52,271	¥14,203	¥5,765	¥21	¥264	¥—	¥74,967
March 31, 2005	¥1,345	¥986	¥43,334	¥13,692	¥3,185	¥18	¥219	¥378	¥63,157
March 31, 2006	¥1,132	¥771	¥27,870	¥9,654	¥1,614	¥16	¥240	¥304	¥41,601

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal year-end dates.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2006 was approximately ¥62.3 billion, of which ¥40.3 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2006 was approximately ¥7.9 billion, of which ¥6.6 billion was included in the results of operations for the fiscal year.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2004, 2005 and 2006. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

Guarantees of outstandings of borrowers of other countries are considered to be outstandings of the guarantor. Loans made to, or deposits placed with, a branch of a foreign bank located outside the foreign bank’s home country are considered to be loans to, or deposits with, the foreign bank. Outstandings of a country do not include principal or interest amounts of which are supported by written, legally enforceable guarantees by guarantors of other countries or the amounts of outstandings to the extent that they are secured by tangible, liquid collateral held and realizable by BTMU, MUTB and their subsidiaries outside the country in which they operate.

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

The following table represents our cross-border outstandings and unused commitments at March 31, 2005 and 2006, to certain East Asian countries:

	At March 31,
	2005		2006
	Cross-border outstandings	Unused commitments	Cross-border outstandings	Unused commitments
	(in billions)
Hong Kong	¥358.3	¥—	¥554.7	¥105.8
People’s Republic of China	288.7	—	512.6	5.3
Singapore	291.4	2.8	457.6	38.6
South Korea	256.3	4.8	301.5	5.2
Thailand	235.3	1.0	291.9	7.5
Malaysia	109.2	—	213.8	0.4
Indonesia	36.6	—	132.7	2.7
Philippines	44.4	—	58.4	0.5

Exposure to Latin America

Similar to the economies in East Asia, economic growth together with instability has been observed in the Latin American region. The following is a summary of cross-border outstandings to counterparties in major Latin American countries at March 31, 2005 and 2006:

	At March 31,
	2005	2006
	(in billions)
Brazil	¥72.0	¥137.4
Mexico	47.4	89.3
Argentina	0.9	0.8

Loan Concentrations

At March 31, 2006, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.    Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers’ business for each of the five fiscal years ended March 31, 2006:

	Fiscal years ended March 31,
	2002	2003		2004		2005		2006
	Old classification	Old classification	New classification	Old classification	New classification	Old classification	New classification	Old classification	New classification
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,716,984	¥1,735,180	¥1,735,180	¥1,360,136	¥1,360,136	¥888,120	¥888,120	¥739,872	¥739,872
Additions resulting from the merger with UFJ Holdings(1)	—	—	—	—	—	—	—	287,516	287,516
Provision (credit) for credit losses	599,016	437,972	437,972	(114,364)	(114,364)	108,338	108,338	110,167	110,167
Charge-offs:
Domestic:
Manufacturing	55,916	75,430	75,278	18,726	18,644	81,422	81,370	17,519	17,222
Construction	35,365	60,837	60,837	35,612	35,612	10,634	10,634	6,798	6,798
Real estate	150,684	332,264	332,414	119,005	119,005	43,983	43,983	15,076	15,076
Services	51,803	82,478	87,573	17,019	17,647	11,776	11,711	41,558	41,427
Wholesale and retail	96,745	117,138	109,257	47,010	44,282	27,886	26,822	17,121	15,009
Banks and other financial institutions	64,615	20,817	20,817	1,516	1,516	8,920	8,920	701	701
Communication and information services	—	—	5,002	—	2,256	—	1,312	—	2,621
Other industries	11,500	25,304	23,090	6,114	6,040	6,535	6,404	2,725	2,644
Consumer	46,550	39,594	39,594	49,162	49,162 (3)	26,343	26,343 (3)	52,033	52,033	(3)

Total domestic	513,178	753,862	753,862	294,164	294,164	217,499	217,499	153,531	153,531
Total foreign	156,203	139,776	139,776	83,682	83,682	80,440	80,440	11,202	11,202

Total	669,381	893,638	893,638	377,846	377,846	297,939	297,939	164,733	164,733

Recoveries:
Domestic	42,112	57,790	57,790	17,299	17,299	22,063	22,063	11,356	11,356
Foreign	23,261	21,037	21,037	23,671	23,671	15,254	15,254	17,242	17,242

Total	65,373	78,827	78,827	40,970	40,970	37,317	37,317	28,598	28,598

Net charge-offs	604,008	814,811	814,811	336,876	336,876	260,622	260,622	136,135	136,135
Others(2)	23,188	1,795	1,795	(20,776)	(20,776)	4,036	4,036	10,807	10,807

Allowance for credit losses at end of fiscal year	¥1,735,180	¥1,360,136	¥1,360,136	¥888,120	¥888,120	¥739,872	¥739,872	¥1,012,227	¥1,012,227

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥243,716	¥244,650	¥244,650	¥263,929	¥263,929	¥245,835	¥245,835	¥91,701	¥91,701

Balance at end of fiscal year	¥244,650	¥263,929	¥263,929	¥245,835	¥245,835	¥91,701	¥91,701	¥123,080	¥123,080

Provision (credit) for credit losses	¥127,952	¥151,783	¥151,783	¥55,541	¥55,541	¥(91,903)	¥(91,903)	¥587	¥587

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	1.24%	1.64%	1.64%	0.69%	0.69%	0.51%	0.51%	0.19%	0.19%

Notes:

(1)	Additions resulting from the merger with UFJ Holdings represent the valuation allowance for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others primarily include foreign exchange translation and discontinued operations adjustments.

(3)	Charge-offs of domestic loans within the “consumer” category in the above table include charge-offs of loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, ex-BTM’s credit administration system was upgraded and became able to present a precise breakdown of charge-offs of such consumer loans by the type of proprietor business. This breakdown for the fiscal years ended March 31, 2004, 2005 and 2006 is presented below in accordance with the new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥39	¥—	¥9,481	¥2,270	¥486	¥—	¥—	¥108	¥12,384
March 31, 2005	¥—	¥—	¥450	¥137	¥—	¥—	¥—	¥64	¥651
March 31, 2006	¥19	¥—	¥1,835	¥295	¥388	¥—	¥—	¥—	¥2,537

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for prior fiscal years.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2006:

	At March 31,
	2002		2003				2004
	Old classification		Old classification		New classification		Old classification		New classification
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)

Domestic:

Manufacturing	¥162,828	12.75%	¥143,262	12.66%	¥141,549	12.49%	¥124,735	12.55%	¥124,262	12.40%

Construction	168,595	3.06	139,662	2.64	139,662	2.64	31,908	2.09	31,908	2.09

Real estate	541,093	9.82	231,686	8.89	231,686	8.89	111,628	9.48	111,629	9.48

Services	175,281	9.08	124,182	10.47	129,678	10.25	77,589	9.57	82,236	8.98

Wholesale and retail	216,510	11.94	209,594	11.66	198,053	11.29	112,178	10.64	103,577	10.33

Banks and other financial institutions	59,971	8.31	51,204	7.25	51,204	7.25	33,944	7.74	33,944	7.74

Communication and information services	—	—	—	—	19,385	3.14	—	—	6,395	1.81

Other industries	48,466	7.68	74,060	10.36	62,433	7.98	46,543	13.51	44,574	12.75

Consumer	95,156	14.27	99,247	15.56	99,247	15.56	85,232	16.62	85,232 (1)	16.62

Foreign:

Governments and official institutions	33,304	0.65	2,298	0.49	2,298	0.49	1,428	0.38	1,428	0.38

Banks and other financial institutions	6,847	1.36	6,366	1.92	6,366	1.92	60,064	2.16	60,064	2.16

Commercial and industrial	189,332	19.09	216,058	17.05	216,058	17.05	148,887	14.62	148,887	14.62

Other	15,167	1.99	39,207	1.05	39,207	1.05	35,456	0.64	35,456	0.64

Unallocated	22,630	—	23,310	—	23,310	—	18,528	—	18,528	—

Total	¥1,735,180	100.00%	¥1,360,136	100.00%	¥1,360,136	100.00%	¥888,120	100.00%	¥888,120	100.00%

Allowance as a percentage of loans	3.46%		2.82%		2.82%		1.84%		1.84%

Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	41.66%		49.41%		49.41%		51.31%		51.31%

	At March 31,
	2005				2006
	Old classification		New classification		Old classification		New classification
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:

Manufacturing	¥90,685	12.85%	¥90,319	12.72%	¥134,292	11.76%	¥130,655	11.31%

Construction	44,604	1.91	44,604	1.91	28,082	2.06	28,082	2.06

Real estate	89,878	10.34	89,882	10.34	98,044	9.02	98,054	9.02

Services	148,812	7.63	143,957	7.11	75,325	6.52	70,938	6.44

Wholesale and retail	100,398	10.55	93,619	10.27	139,220	10.36	132,380	9.98

Banks and other financial institutions	22,225	7.25	22,225	7.25	51,493	6.07	51,493	6.07

Communication and information services	—	—	13,586	1.54	—	—	16,958	1.24

Other industries	62,468	13.93	60,878	13.32	118,008	13.07	115,904	12.74

Consumer	80,484	16.03	80,484 (1)	16.03	237,005	24.85	237,005 (1)	24.85

Foreign:

Governments and official institutions	193	0.42	193	0.42	1,227	0.34	1,227	0.34

Banks and other financial institutions	10,840	1.80	10,840	1.80	13,680	1.21	13,680	1.21

Commercial and industrial	70,101	16.73	70,101	16.73	104,443	14.04	104,443	14.04

Other	10,567	0.56	10,567	0.56	3,730	0.70	3,730	0.70

Unallocated	8,617	—	8,617	—	7,678	—	7,678	—

Total	¥739,872	100.00%	¥739,872	100.00%	¥1,012,227	100.00%	¥1,012,227	100.00%

Allowance as a percentage of loans	1.45%		1.45%		1.06%		1.06%

Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	57.57%		57.57%		49.51%		49.51%

Note:

(1)	The credit loss allowance for domestic loans within the “consumer” category in the above table include the credit loss allowance for loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, ex-BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of the credit loss allowance for such consumer loans by the type of proprietor business. This breakdown at March 31, 2004, 2005 and 2006 is presented below in accordance with the new classification:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥292	¥196	¥7,671	¥2,371	¥554	¥13	¥42	¥104	¥11,243
March 31, 2005	¥211	¥146	¥4,962	¥1,769	¥363	¥12	¥35	¥70	¥7,568
March 31, 2006	¥79	¥60	¥1,893	¥715	¥139	¥7	¥13	¥26	¥2,932

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

V.    Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2004, 2005 and 2006:

	Fiscal years ended March 31,
	2004		2005		2006
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥4,557,564	—%	¥4,887,253	—%	¥13,194,012	—%
Interest-bearing demand deposits(1)	23,616,838	0.02	25,048,645	0.02	32,965,194	0.03
Deposits at notice(1)	1,697,565	0.60	1,376,466	0.74	1,649,625	1.44
Time deposits	24,344,515	0.22	24,048,365	0.25	32,137,422	0.30
Certificates of deposit	3,082,603	0.02	2,728,495	0.02	3,597,556	0.02
Foreign offices, principally from banks located in foreign countries:
Non-interest-bearing demand deposits	2,269,975	—	2,613,352	—	2,847,005	—
Interest-bearing deposits, principally time deposits and certificates of deposit	8,768,479	1.26	9,625,636	1.50	11,868,158	2.68

Total	¥68,337,539		¥70,328,212		¥98,258,972

Note:

(1)	The average amount of, and the average rate paid on the following deposits categories for the fiscal year ended March 31, 2005 have been restated as follows:

	2005
	As previously reported		As restated
	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Interest-bearing demand deposits	¥25,065,022	0.02%	¥25,048,645	0.02%
Deposits at notice	1,360,089	0.72%	1,376,466	0.74%

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥945,755 million, ¥705,937 million and ¥634,514 million, respectively.

At March 31, 2006, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$85 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2006) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table.

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥7,278,512	¥4,166,455	¥11,444,967
Over three months through six months	3,112,382	576,040	3,688,422
Over six months through twelve months	3,279,457	90,960	3,370,417
Over twelve months	4,215,039	33,180	4,248,219

Total	¥17,885,390	¥4,866,635	¥22,752,025

Foreign offices			¥8,252,109

Note:

The balance and remaining maturities of time deposits issued by domestic offices in amounts of ¥10 million or more at March 31, 2005 have been restated as follows:

	As previously reported	As restated
	(in millions)
Three months or less	¥5,881,299	¥5,881,064
Over three months through six months	2,169,510	2,169,022
Over six months through twelve months	2,270,874	2,270,341
Over twelve months .	2,483,332	2,457,198

Total .	¥12,805,015	¥12,777,625

VI.    Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2004, 2005 and 2006:

	Fiscal years ended March 31,
	2004	2005	2006
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥10,928,476	¥10,708,831	¥11,425,130
Maximum balance outstanding at any month-end during the fiscal year	12,891,989	11,923,247	13,502,158
Balance at end of fiscal year	9,397,338	7,057,526	11,384,527
Weighted average interest rate during the fiscal year	0.77%	0.76%	1.48%
Weighted average interest rate on balance at end of fiscal year	0.65%	1.11%	1.33%
Due to trust account:
Average balance outstanding during the fiscal year	¥1,326,313	¥1,349,118	¥2,099,745
Maximum balance outstanding at any month-end during the fiscal year	1,403,734	1,411,055	3,438,160
Balance at end of fiscal year	1,380,269	1,231,050	2,427,932
Weighted average interest rate during the fiscal year	0.37%	0.29%	0.24%
Weighted average interest rate on balance at end of fiscal year	0.30%	0.28%	0.19%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥3,727,461	¥9,413,280	¥11,828,663
Maximum balance outstanding at any month-end during the fiscal year	5,663,067	12,380,021	16,059,642
Balance at end of fiscal year	5,663,067	10,724,775	10,534,378
Weighted average interest rate during the fiscal year	0.40%	0.24%	0.54%
Weighted average interest rate on balance at end of fiscal year	0.12%	0.24%	0.68%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Formerly, Mitsubishi Tokyo Financial Group, Inc.)

(Kabushiki Kaisha Mitsubishi UFJ Financial Group

(Formerly, Kabushiki Kaisha Mitsubishi Tokyo Financial Group)):

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) (formerly, Mitsubishi Tokyo Financial Group, Inc. (Kabushiki Kaisha Mitsubishi Tokyo Financial Group) (“MTFG”)) and subsidiaries (together, the “MUFG Group”) as of March 31, 2005 and 2006, and the related consolidated statements of income, changes in equity from nonowner sources, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2006 (all expressed in Japanese Yen). These financial statements are the responsibility of MUFG’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. MUFG is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the MUFG Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on October 1, 2005, MTFG merged with UFJ Holdings, Inc. and was renamed MUFG.

As discussed in the respective footnotes to the consolidated financial statements, the balances and components of the investment in direct financing leases as of March 31, 2005 in Note 7, the balances of domestic time deposits issued in the amount of ¥10 million or more as of March 31, 2005 in Note 13, the components of other short-term borrowings as of March 31, 2005 in Note 17 and the balances of trading account assets and liabilities related to foreign activities as of March 31, 2005 in Note 31 have been restated.

As discussed in Note 1 to the consolidated financial statements, MUFG changed its method of accounting for variable interest entities in the fiscal year ended March 31, 2005 and its method of accounting for conditional asset retirement obligations in the fiscal year ended March 31, 2006.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

September 26, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2005 AND 2006

	2005	2006
	(in millions)
ASSETS
Cash and due from banks (Note 12)	¥4,206,498	¥6,235,278
Interest-earning deposits in other banks (Note 12)	4,520,270	6,240,654
Call loans and funds sold (Note 15)	1,147,786	2,026,293
Receivables under resale agreements	976,281	1,379,985
Receivables under securities borrowing transactions	5,230,242	5,142,074
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥2,289,234 million in 2005 and ¥3,970,820 million in 2006) (Notes 5 and 12)	7,705,965	10,728,023
Investment securities (Notes 6 and 12):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥2,330,160 million in 2005 and ¥3,525,681 million in 2006)	26,557,936	45,485,909
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥286,049 million in 2006) (estimated fair value of ¥2,213,585 million in 2005 and ¥2,451,757 million in 2006)	2,191,316	2,466,074
Preferred stock investment in ex-UFJ Bank Limited	700,000	—
Other investment securities	341,744	862,969

Total investment securities	29,790,996	48,814,952

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥947,648 million in 2005 and ¥3,020,451 million in 2006) (Notes 7 and 12)	50,904,016	95,506,835
Allowance for credit losses (Notes 7 and 8)	(739,872)	(1,012,227)

Net loans	50,164,144	94,494,608

Premises and equipment—net (Note 9)	568,806	1,173,577
Accrued interest	144,232	241,331
Customers’ acceptance liability	39,971	94,719
Intangible assets—net (Notes 2 and 10)	253,230	1,504,495
Goodwill (Notes 2 and 10)	85,834	1,843,948
Deferred tax assets (Note 11)	773,827	1,211,431
Other assets (including assets pledged that secured parties are permitted to sell or repledge of ¥5,904 million in 2006) (Notes 7, 12, 18 and 19)	2,603,678	4,963,566
Assets of discontinued operations to be disposed or sold (Note 3)	210,340	124,513

Total assets	¥108,422,100	¥186,219,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Notes 12 and 13):
Domestic offices:
Non-interest-bearing	¥7,025,570	¥20,079,575
Interest-bearing	51,007,526	89,985,274
Overseas offices:
Non-interest-bearing	2,770,141	3,263,873
Interest-bearing	10,339,862	13,311,209

Total deposits	71,143,099	126,639,931
Call money and funds purchased (Notes 12 and 15)	1,521,057	2,273,754
Payables under repurchase agreements (Note 12)	3,612,094	5,289,754
Payables under securities lending transactions (Note 12)	1,924,375	3,821,019
Due to trust account (Note 16)	1,231,050	2,427,932
Other short-term borrowings (Notes 12 and 17)	10,724,775	10,534,378
Trading account liabilities (Note 5)	1,958,921	3,022,151
Obligations to return securities received as collateral	3,025,817	3,946,381
Bank acceptances outstanding	39,971	94,719
Accrued interest	109,926	172,129
Long-term debt (Notes 12 and 17)	5,981,747	13,889,525
Other liabilities (Notes 11, 18 and 19)	2,616,408	4,320,859
Liabilities of discontinued operations to be extinguished or assumed (Note 3)	159,763	118,762

Total liabilities	104,049,003	176,551,294

Commitments and contingent liabilities (Notes 26 and 28)
Shareholders’ equity (Note 23):
Capital stock (Notes 20 and 21) :
Preferred stock—aggregate liquidation preference of ¥372,100 million in 2005 and ¥965,701 million in 2006, with no stated value (Note 36)	247,100	247,100
Common stock—authorized, 33,000,000 shares; issued, 6,545,353 shares in 2005 and 10,247,852 shares in 2006, with no stated value	1,084,708	1,084,708
Capital surplus (Note 21)	1,080,463	5,566,894
Retained earnings (Notes 22 and 36):
Appropriated for legal reserve	239,571	239,571
Unappropriated	1,327,894	1,424,634
Accumulated other changes in equity from nonowner sources, net of taxes	396,582	1,880,215
Treasury stock, at cost—6,802 common shares in 2005 and 506,509 common shares in 2006	(3,221)	(774,969)

Total shareholders’ equity	4,373,097	9,668,153

Total liabilities and shareholders’ equity	¥108,422,100	¥186,219,447

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	2004	2005	2006
	(in millions)
Interest income:
Loans, including fees (Note 7)	¥918,253	¥919,065	¥1,728,047
Deposits in other banks	47,665	66,263	146,572
Investment securities:
Interest	341,051	330,386	463,602
Dividends	41,207	40,180	51,468
Trading account assets	28,451	30,829	57,404
Call loans and funds sold	5,384	6,398	19,271
Receivables under resale agreements and securities borrowing transactions	35,891	45,580	64,318

Total	1,417,902	1,438,701	2,530,682

Interest expense:
Deposits	177,525	219,743	449,398
Debentures (Note 14)	4,035	351	—
Call money and funds purchased	9,563	7,111	7,445
Payables under repurchase agreements and securities lending transactions	74,043	74,081	161,518
Due to trust account	4,950	3,887	5,091
Other short-term borrowings and trading account liabilities	34,281	54,041	103,954
Long-term debt	120,765	110,392	154,663

Total	425,162	469,606	882,069

Net interest income	992,740	969,095	1,648,613
Provision (credit) for credit losses (Notes 7 and 8)	(114,364)	108,338	110,167

Net interest income after provision (credit) for credit losses	1,107,104	860,757	1,538,446

Non-interest income:
Fees and commissions (Note 29)	564,705	641,091	1,033,275
Foreign exchange gains (losses)—net (Note 5)	413,742	(47,164)	(322,355)
Trading account profits—net (Note 5)	103,901	62,052	16,423
Investment securities gains—net (Note 6)	117,354	198,006	89,861
Equity in earnings of equity method investees	5,213	26,272	22,258
Refund of the local taxes by the Tokyo Metropolitan Government (Note 11)	41,989	—	—
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans (Note 18)	—	—	103,001
Gains on sales of loans (Note 7)	321	608	34,831
Other non-interest income	51,440	105,945	90,058

Total	1,298,665	986,810	1,067,352

Non-interest expense:
Salaries and employee benefits (Note 18)	503,455	473,136	746,372
Occupancy expenses—net (Notes 9 and 28)	120,024	116,338	187,324
Fees and commission expenses	80,252	87,190	218,428
Amortization of intangible assets (Note 10)	63,395	69,300	179,543
Insurance premiums, including deposit insurance	54,378	56,952	89,697
Minority interest in income of consolidated subsidiaries	40,922	36,701	157,222
Communications	27,032	27,402	44,420
Other non-interest expenses	339,947	262,154	453,119

Total	1,229,405	1,129,173	2,076,125

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	1,176,364	718,394	529,673
Income tax expense (Note 11)	355,308	303,755	165,473

Income from continuing operations before cumulative effect of a change in accounting principle	821,056	414,639	364,200
Income from discontinued operations—net (Note 3)	1,946	1,493	8,973
Cumulative effect of a change in accounting principle, net of tax (Notes 1 and 27)	—	(977)	(9,662)

Net income	¥823,002	¥415,155	¥363,511

Income allocable to preferred shareholders:
Cash dividends paid	¥7,981	¥6,837	¥5,386
Beneficial conversion feature (Note 20)	—	—	201,283

Net income available to common shareholders	¥815,021	¥408,318	¥156,842

	(in Yen)
Amounts per share (Notes 22 and 24):
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥128,044.42	¥62,637.96	¥19,398.62
Basic earnings per common share—net income available to common shareholders	128,350.88	62,717.21	19,313.78
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	124,735.34	62,397.57	19,036.71
Diluted earnings per common share—net income available to common shareholders	125,033.96	62,476.76	18,951.87

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2004:
Net income			¥823,002

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥824,150	¥(338,099)	486,051
Reclassification adjustment for gains included in net income	(138,371)	54,917	(83,454)

Total	685,779	(283,182)	402,597

Net unrealized gains on derivatives qualifying for cash flow hedges	4,286	(1,740)	2,546
Reclassification adjustment for gains included in net income	(9,227)	3,529	(5,698)

Total	(4,941)	1,789	(3,152)

Minimum pension liability adjustments	167,510	(46,395)	121,115

Foreign currency translation adjustments	(38,877)	5,062	(33,815)
Reclassification adjustment for losses included in net income	9,839	(467)	9,372

Total	(29,038)	4,595	(24,443)

Total changes in equity from nonowner sources			¥1,319,119

Fiscal year ended March 31, 2005:
Net income			¥415,155

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥258,757	¥(105,199)	153,558
Reclassification adjustment for gains included in net income	(251,898)	102,597	(149,301)

Total	6,859	(2,602)	4,257

Net unrealized gains on derivatives qualifying for cash flow hedges	328	(126)	202
Reclassification adjustment for gains included in net income	(847)	324	(523)

Total	(519)	198	(321)

Minimum pension liability adjustments	18,379	(6,830)	11,549

Foreign currency translation adjustments	(6,091)	(6,933)	(13,024)
Reclassification adjustment for losses included in net income	9,980	(578)	9,402

Total	3,889	(7,511)	(3,622)

Total changes in equity from nonowner sources			¥427,018

Fiscal year ended March 31, 2006:
Net income			¥363,511

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥2,226,284	¥(905,855)	1,320,429
Reclassification adjustment for gains included in net income	(72,705)	28,657	(44,048)

Total	2,153,579	(877,198)	1,276,381

Net unrealized losses on derivatives qualifying for cash flow hedges	(2,342)	896	(1,446)
Reclassification adjustment for gains included in net income	(441)	169	(272)

Total	(2,783)	1,065	(1,718)

Minimum pension liability adjustments	218,905	(92,890)	126,015

Foreign currency translation adjustments	97,545	(5,634)	91,911
Reclassification adjustment for gains included in net income	(7,804)	(1,152)	(8,956)

Total	89,741	(6,786)	82,955

Total changes in equity from nonowner sources			¥1,847,144

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	2004	2005	2006
	(in millions)
Preferred stock (Note 20):
Balance at beginning of fiscal year	¥222,100	¥137,100	¥247,100
Conversion of Class 2 preferred stock to common stock	(85,000)	(15,000)	—
Issuance of new shares of Class 3 preferred stock	—	125,000	—

Balance at end of fiscal year	¥137,100	¥247,100	¥247,100

Common stock (Note 21):
Balance at beginning of fiscal year	¥984,708	¥1,069,708	¥1,084,708
Issuance of new shares of common stock by conversion of Class 2 preferred stock	85,000	15,000	—

Balance at end of fiscal year	¥1,069,708	¥1,084,708	¥1,084,708

Capital surplus (Note 21):
Balance at beginning of fiscal year	¥1,058,611	¥1,057,900	¥1,080,463
Issuance of new shares of Class 3 preferred stock (Note 20)	—	123,951	—
Issuance of new shares of common stock in exchange for the shares of Diamond Computer Service Co., Ltd. (Note 4)	—	20,974	—
Redemption of Class 1 preferred stock (Note 20)	—	(122,100)	(122,100)
Merger with UFJ Holdings, Inc. (Note 2)	—	—	4,403,225
Amortization of beneficial conversion feature of preferred stock (Note 20)	—	—	201,283
Gains (losses) on sales of shares of treasury stock, net of taxes	(674)	(219)	2,677
Other—net	(37)	(43)	1,346

Balance at end of fiscal year	¥1,057,900	¥1,080,463	¥5,566,894

Retained earnings appropriated for legal reserve (Note 22):
Balance at beginning of fiscal year	¥237,474	¥239,571	¥239,571
Transfer from unappropriated retained earnings	2,097	—	—

Balance at end of fiscal year	¥239,571	¥239,571	¥239,571

Unappropriated retained earnings (Note 22):
Balance at beginning of fiscal year	¥170,408	¥958,416	¥1,327,894
Net income	823,002	415,155	363,511

Total	993,410	1,373,571	1,691,405

Deduction:
Cash dividends:
Common share—¥4,000.00 in 2004, ¥6,000.00 in 2005 and ¥9,000.00 in 2006 per share	(24,916)	(38,840)	(58,855)
Preferred share (Class 1)—¥82,500.00 in 2004, ¥82,500.00 in 2005 and ¥41,250.00 in 2006 per share	(6,716)	(6,716)	(1,679)
Preferred share (Class 2)—¥16,200.00 in 2004 and ¥8,100.00 in 2005 per share	(1,265)	(121)	—
Preferred share (Class 3)—¥37,069.00 in 2006 per share	—	—	(3,707)
Transfer to retained earnings appropriated for legal reserve	(2,097)	—	—
Amortization of beneficial conversion feature of preferred stock (Note 20)	—	—	(201,283)
Deferred compensation-restricted stock awards of UnionBanCal Corporation (Note 33)	—	—	(1,247)

Total	(34,994)	(45,677)	(266,771)

Balance at end of fiscal year (Note 36)	¥958,416	¥1,327,894	¥1,424,634

Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 6):
Balance at beginning of fiscal year	¥323,265	¥725,862	¥730,119
Net change during the fiscal year	402,597	4,257	1,276,381

Balance at end of fiscal year	¥725,862	¥730,119	¥2,006,500

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges (Note 25):
Balance at beginning of fiscal year	¥4,523	¥1,371	¥1,050
Net change during the fiscal year	(3,152)	(321)	(1,718)

Balance at end of fiscal year	¥1,371	¥1,050	¥(668)

Minimum pension liability adjustments (Note 18):
Balance at beginning of fiscal year	¥(263,143)	¥(142,028)	¥(130,479)
Net change during the fiscal year	121,115	11,549	126,015

Balance at end of fiscal year	¥(142,028)	¥(130,479)	¥(4,464)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(176,043)	¥(200,486)	¥(204,108)
Net change during the fiscal year	(24,443)	(3,622)	82,955

Balance at end of fiscal year	¥(200,486)	¥(204,108)	¥(121,153)

Balance at end of fiscal year	¥384,719	¥396,582	¥1,880,215

Treasury stock:
Balance at beginning of fiscal year	¥(3,275)	¥(2,443)	¥(3,221)
Purchases of shares of treasury stock (Note 21)	(467)	(921)	(775,242)
Sales of shares of treasury stock	1,081	836	4,243
Increase resulting from merger with UFJ Holdings, Inc.	—	—	(868)
Net decrease (increase) resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	218	(693)	119

Balance at end of fiscal year	¥(2,443)	¥(3,221)	¥(774,969)

Total shareholders’ equity	¥3,844,971	¥4,373,097	¥9,668,153

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	2004	2005	2006
	(in millions)
Cash flows from operating activities:
Net income	¥823,002	¥415,155	¥363,511
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations—net (Note 3)	(1,946)	(1,493)	(8,973)
Depreciation and amortization	119,032	116,348	260,825
Provision (credit) for credit losses	(114,364)	108,338	110,167
Government grant for transfer of substitutional portion of Employees’ Pension Fund plans (Note 18)	—	—	(103,001)
Investment securities gains—net	(117,354)	(198,006)	(89,861)
Foreign exchange losses (gains)—net	(486,898)	75,287	222,977
Provision for deferred income tax expense	308,542	234,555	67,261
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(430,353)	(586,923)	958,487
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	440,857	76,059	(1,267,996)
Decrease in accrued interest receivable and other receivables	17,699	2,623	15,616
Increase (decrease) in accrued interest payable and other payables	(28,195)	12,198	(29,197)
Net decrease in accrued income taxes and increase in income tax receivables	(8,877)	(24,775)	(163,365)
Other—net	96,526	(21,803)	17,635

Net cash provided by operating activities	617,671	207,563	354,086

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	29,334,674	38,786,642	47,801,160
Proceeds from maturities of investment securities available for sale	15,361,761	34,964,164	35,712,110
Purchases of investment securities available for sale	(47,106,706)	(72,931,671)	(79,944,570)
Proceeds from maturities of investment securities being held to maturity	59,790	61,741	42,264
Purchases of investment securities being held to maturity	(1,051,591)	(1,004,347)	(241,001)
Proceeds from sales of other investment securities	36,239	24,865	132,838
Purchases of preferred stock investment in ex-UFJ Bank Limited (Note 6)	—	(700,000)	—
Purchases of common stock investment in ACOM Co., LTD. (Note 4)	—	(137,877)	—
Purchases of other investment securities	(115,637)	(218,728)	(53,240)
Net increase in loans	(1,240,290)	(177,347)	(1,231,764)
Net decrease (increase) in interest-earning deposits in other banks	260,128	(873,275)	(500,026)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(4,380,801)	582,119	876,349
Proceeds from sales of premises and equipment	38,441	16,365	43,255
Capital expenditures for premises and equipment	(51,965)	(44,015)	(82,390)
Cash acquired by the merger with UFJ Holdings, Inc.—net (Note 2)	—	—	5,509,837
Cash acquired due to increase of consolidated subsidiaries	—	—	203,363
Other—net	(267,380)	(170,484)	(12,923)

Net cash provided by (used in) investing activities	(9,123,337)	(1,821,848)	8,255,262

Cash flows from financing activities:
Net increase in deposits	4,061,827	1,081,464	696,735
Decrease in debentures	(370,103)	(265,957)	—
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	338,173	(2,457,990)	(168,928)
Net decrease in due to trust account	(21,349)	(149,219)	(702,246)
Net increase (decrease) in other short-term borrowings	2,833,091	3,820,971	(6,628,777)
Proceeds from issuance of long-term debt	1,300,373	1,438,251	3,314,680
Repayment of long-term debt	(712,984)	(894,480)	(2,122,116)
Proceeds from issuance of new shares of preferred stock, net of stock issue expenses	—	248,951	—
Proceeds from sales of preferred stock issued by a subsidiary	—	—	108,250
Payments for redemption of preferred stock	—	(122,100)	(122,100)
Proceeds from sales of treasury stock	942	1,164	7,832
Payments to acquire treasury stock (Note 21)	(467)	(921)	(775,242)
Dividends paid	(32,840)	(45,648)	(64,220)
Dividends paid to minority interests	(8,646)	(11,490)	(62,435)
Other—net	14,407	86,396	(82,154)

Net cash provided by (used in) financing activities	7,402,424	2,729,392	(6,600,721)

Effect of exchange rate changes on cash and cash equivalents	(73,372)	(6,637)	20,283

Net increase (decrease) in cash and cash equivalents	(1,176,614)	1,108,470	2,028,910
Cash and cash equivalents at beginning of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥23,599 million in 2004, ¥10,752 million in 2005 and ¥13,939 million in 2006)	4,288,581	3,111,967	4,220,437

Cash and cash equivalents at end of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥10,752 million in 2004, ¥13,939 million in 2005 and ¥14,069 million in 2006)	¥3,111,967	¥4,220,437	¥6,249,347

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥454,540	¥453,532	¥913,783
Income taxes, net of refunds	58,833	95,477	254,588
Non-cash investing activities:
Available-for-sale securities transferred to held-to-maturity category (Note 6)	78,343	—	—
Marketable equity securities transferred to employee retirement benefit trusts (Note 18)	87,586	—	—
Issuance of new shares of common stock in exchange for the shares of Diamond Computer Service Co., Ltd. (Note 4)	—	20,974	—
Obtaining assets by entering into capital lease	3,882	8,232	27,158

Merger with UFJ Holdings, Inc. by stock-for-stock exchanges (Note 2):
Non-cash assets acquired at fair value	—	—	78,619,706
Liabilities assumed at fair value	—	—	79,804,419

Net	—	—	(1,184,713)

Non-cash financing activities:
Stocks issued in connection with the merger with UFJ Holdings, Inc. (Note 2)	—	—	4,403,225

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its subsidiaries (together, the “MUFG Group”) conduct domestic and international financial business through The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”) and Mitsubishi UFJ Securities Co., Ltd. (“MUS”), the principal subsidiaries of MUFG. BTMU is a major commercial banking institution, providing a broad range of financial services from its network of branches, offices and subsidiaries in Japan and around the world. MUTB is a trust banking subsidiary whose primary business encompasses banking, asset management and administration, fiduciary and agency services, and real estate services. MUS provides securities and investment banking services, such as mergers and acquisitions, derivatives, corporate advisory and securitizations. See Note 30 for more information by business segment.

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (“MTFG”), the parent company of The Bank of Tokyo-Mitsubishi, Ltd. (“BTM”), Mitsubishi Trust and Banking Corporation (“Mitsubishi Trust”) and Mitsubishi Securities Co., Ltd. (“Mitsubishi Securities”), merged with UFJ Holdings, Inc. (“UFJ Holdings”), the parent company of UFJ Bank Limited (“UFJ Bank”), UFJ Trust Bank Limited (“UFJ Trust”) and UFJ Tsubasa Securities Co., Ltd. (“UFJ Tsubasa Securities”), with MTFG being the surviving entity and MTFG renamed MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries (the “ex-UFJ Holdings Group”) were recorded at fair value as of October 1, 2005. The results of operations of the ex-UFJ Holdings Group have been included in the accompanying consolidated financial statements since October 1, 2005. Unless otherwise mentioned, numbers as of March 31, 2005 and for the fiscal years ended March 31, 2004 and 2005 reflect the financial position and results of ex-MTFG and its subsidiaries (the “ex-MTFG Group”) only. Numbers as of March 31, 2006 reflect the financial position of the MUFG Group while numbers for the fiscal year ended March 31, 2006 comprised the results of the ex-MTFG Group for the six months ended September 30, 2005 and the results of the MUFG Group from October 1, 2005 to March 31, 2006. See Note 2 for further discussion of the merger.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“US GAAP”). In certain respects, the accompanying consolidated financial statements reflect adjustments which are not included in the consolidated financial statements issued by MUFG and certain of its subsidiaries in accordance with applicable statutory requirements and accounting practices in their respective countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) consolidation, (6) premises and equipment, (7) transfer of financial assets, (8) accrued severance indemnities and pension liabilities, (9) goodwill and other intangible assets and (10) lease transactions.

Fiscal periods of certain subsidiaries, which ended on or after December 31, and MUFG’s fiscal year, which ended on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2004, 2005 and 2006, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal periods ending on December 31, would have resulted in an increase of ¥2.64 billion, a decrease of ¥0.94 billion and an increase of ¥8.63 billion, respectively, to net income. No intervening events occurred during each of the three-month periods ended March 31, 2004,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2005 and 2006 which, if recorded, would have had effects of more than 1% of consolidated total assets, loans, total liabilities, deposits or total shareholders’ equity as of March 31, 2004, 2005 and 2006.

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

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The consolidated financial statements include the accounts of MUFG and its subsidiaries over which control is exercised through either majority ownership of voting stock and/or other means, including, but not limited to, the possession of the power to direct or cause the direction of the management and policies of entities. In situations in which the MUFG Group has less than 100% but greater than 50% of ownership in entities, such entities are consolidated and minority interests are also recorded in Other liabilities. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the MUFG Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The MUFG Group’s equity interests in the earnings of these equity investees and gains or losses realized on disposition of such investments are reported in Equity in earnings of equity method investees.

Variable interest entities are consolidated when the MUFG Group has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected returns, or both. See Accounting Changes—Variable Interest Entities and Note 27.

Assets that the MUFG Group holds in an agency, fiduciary or trust capacity are not assets of the MUFG Group and, accordingly, are not included in the accompanying consolidated balance sheets.

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

Except for overseas entities located in highly inflationary economies, foreign currency translation gains and losses related to the financial statements of overseas entities of the MUFG Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of accumulated other changes in equity from nonowner sources. Tax effects of gains and losses on foreign currency translation of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future. If applicable, foreign exchange translation gains and losses pertaining to entities located in highly inflationary economies are recorded in Foreign exchange gains (losses)—net, as appropriate. For these entities, premises and equipment and the related depreciation and amortization thereof are translated at exchange rates prevailing at dates of acquisition.

Foreign currency denominated assets and liabilities are translated into the functional currencies of the individual entities included in consolidation at the respective fiscal year-end foreign exchange rates. Foreign currency denominated income and expenses are translated using average rates of exchange for the respective fiscal periods. Gains and losses from such translation are included in Foreign exchange gains (losses)—net, as appropriate.

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

Collateral—For secured lending transactions, including resale agreements, securities borrowing transactions, commercial lending and derivative transactions, the MUFG Group, as a secured party, generally has the right to require the counterparties to provide collateral, including letters of credit, cash, securities and other financial assets. For most securities lending transactions, the MUFG Group maintains strict levels of collateralization governed by daily mark-to-market analysis. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the MUFG Group sells these financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements and securities lending transactions and derivative transactions, where the secured party has the right to sell or repledge financial assets pledged as collateral, the MUFG Group separately discloses those financial assets pledged as collateral in the consolidated balance sheets.

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

Investment Securities—Debt securities for which the MUFG Group has both the positive intent and ability to hold to maturity are classified as Securities being held to maturity and carried at amortized cost. Debt securities that the MUFG Group may not hold to maturity and marketable equity securities, other than those classified as Trading account securities, are classified as Securities available for sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within accumulated other changes in equity from nonowner sources, which is a component of shareholders’ equity. Other investment securities include nonmarketable equity securities carried at their acquisition costs, and also securities held by subsidiaries that are investment companies and brokers and dealers. Securities held by those subsidiaries are not within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and are subject to the specialized industry accounting principles in AICPA Audit and Accounting Guides for “Investment Companies” and “Brokers and Dealers in Securities” (the “AICPA Guides”) applicable for those subsidiaries. Securities of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

those subsidiaries are carried at their fair values. The preferred stock investment in ex-UFJ Bank was separately presented at cost in the consolidated balance sheet at March 31, 2005 and eliminated in consolidation at March 31, 2006.

Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities gains—net in the consolidated statements of income. In determining other than temporary declines in fair value to be recognized as an impairment loss on investment securities, the MUFG Group generally considers factors such as the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed. See Note 6 for a further discussion of other than temporary impairment. Interest and dividends on investment securities are reported in Interest income. Dividends are recognized when the shareholders’ right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

Derivative Financial Instruments—The MUFG Group engages in derivative activities involving swaps, forwards, futures and options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to the customers’ financial needs. Derivatives are also used to manage its market risk exposures to fluctuations in interest and foreign exchange rates, equity and commodity prices, and counterparty credit risk.

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities. Fair values are estimated based on market or broker-dealer quotes when available. Valuation models such as present value and pricing models are applied to current market information to estimate fair values when such quotes are not available. The MUFG Group defers trade date gains or losses on derivatives where the fair values of those derivatives are not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a net basis. Changes in the fair value of such contracts are recognized currently in Foreign exchange gains (losses)—net with respect to foreign exchange contracts and in Trading account profits—net with respect to interest rate contracts and other types of contracts.

Embedded features that are not clearly and closely related to the host contracts and meet the definition of derivatives are separated from the host contracts and measured at fair value unless the contracts embedding the derivatives are measured at fair value in their entirety.

Derivatives are also used to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Certain of those derivatives are designated by the MUFG Group and qualify for hedge accounting. A derivative is designated as a hedging instrument at the inception of each such hedge relationship and the MUFG Group documents, for such individual hedging relationships, the risk management objective and strategy, including identifying the item being hedged, identifying the specific risk being hedged and the method used to assess the hedge’s effectiveness. In order for a hedging relationship to qualify for hedge accounting, the changes in the fair value of the derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows of the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities. For fair value hedges of interest-bearing assets or liabilities, the change in the fair value of the hedged item and the hedging instruments is recognized in net interest income to the extent that it is effective. For all other fair value hedges, the change in the fair value of the hedged item and change in fair value of the derivative are recognized in non-interest income or expense. For cash flow hedges, the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

unrealized changes in fair value to the extent effective are recognized in accumulated other changes in equity from nonowner sources. Amounts realized on cash flow hedges related to variable rate loans are recognized in net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions, if any, is recognized in non-interest income or expense in the period when the forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment of hedge effectiveness are currently recognized in non-interest income or expense. Derivatives that do not qualify for hedge accounting are considered trading positions and are accounted for as such.

Loans—Loans originated by the MUFG Group and the ex-MTFG Group (“originated loans”) are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Originated loans held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using the method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the contractual lives of the loans using a method that approximates the interest method when such purchased loans are outside the scope of SOP 03-3.

Originated loans are considered impaired when, based on current information and events, it is probable that the MUFG Group will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Originated loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain foreign banking subsidiaries. A nonaccrual loan may be restored to an accrual status when interest and principal payments become current and management expects that the borrower will make future contractual payments as scheduled. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on nonaccrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, such collections are credited to income. The MUFG Group does not capitalize any accrued interest in the principal balances of impaired loans at each balance sheet date.

Loan Securitization—The MUFG Group securitizes and services commercial and industrial loans in the normal course of business. The MUFG Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control in accordance with SFAS No. 140. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. Interests in loans sold through a securitization accounted for as a sale may be retained in the form of subordinated tranches or beneficial interests. These

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

retained interests are primarily recorded in Securities available for sale. The previous carrying amount of the loans involved in the transfer is allocated between the loans sold and the retained interests based on their relative fair values at the date of the securitization. Since quoted market prices are generally not available, the MUFG Group usually estimates fair value of these retained interests based on the present value of future expected cash flows by using modeling techniques that involve management’s best estimates of key assumptions, which may include default rates, recovery rates, and discount rates. Retained interests that can contractually be prepaid or otherwise settled in such a way that the MUFG Group would not recover substantially all of its investment are accounted for as investment securities available for sale.

Allowance for Credit Losses—The MUFG Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are deducted from the allowance for credit losses, as net charge-offs, generally based on detailed loan reviews and a credit assessment by management at each balance sheet date. The MUFG Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. A provision for credit losses, which is a charge against earnings, is added to bring the allowance to a level which, in management’s opinion, is adequate to absorb probable losses inherent in the credit portfolio.

A key element relating to the policies and discipline used in determining the allowance for credit losses is the credit classification and the related borrower categorization process. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of the allowance, the MUFG Group evaluates the probable loss by category of loan based on its type and characteristics.

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

The credit loss allowance for individual customers represents the impairment allowance determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” The MUFG Group measures the impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or on the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent, when it is probable that the MUFG Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. For certain subsidiaries, some impaired loans are aggregated for the purpose of measuring impairment using historical loss factors. Generally, the MUFG Group’s impaired loans include nonaccrual loans, restructured loans and other loans specifically identified as impaired.

The credit loss allowance for country risk exposure is a country-specific allowance for substandard, special mention and unclassified loans. The allowance is established to supplement the formula allowance for these loans, based on an estimate of probable losses relating to the exposure to countries that are identified by management to have a high degree of transfer risk. The measure is generally based on a function of default probability and the recovery ratio with reference to external credit ratings. For the allowance for specifically identified cross-border problem loans, the MUFG Group incorporates transfer risk in its determination of related allowance for credit losses.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The formula allowance is calculated for groups of loans collectively evaluated for impairments that cannot be attributed to specific loans by applying loss factors to outstanding substandard, special mention and unclassified loans. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment. In determining the formula allowance, the MUFG Group, therefore, relies on a statistical analysis that incorporates historical loss factor percentages of total loans outstanding. Corresponding to the periodic impairment identification and self-assessment process, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date. The results of such back-testing are evaluated by management to determine whether the manner and level of formula allowance need to be changed in subsequent years.

The unallocated allowance represents an estimate of additional losses inherent in the loan portfolio and is composed of attribution factors, which are based upon management’s evaluation of various conditions that are not directly or indirectly measured in the determination of the allocated allowance. The conditions evaluated in connection with the unallocated allowance may include existing general economic and business conditions affecting the key lending areas of the MUFG Group, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, bank regulatory examination results and findings of the MUFG Group’s internal credit examiners.

The credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on a detailed analysis of individual loans. The allowance is determined primarily based on probable net charge-offs and the probability of insolvency based on the number of delinquencies.

Allowance for Off-Balance-Sheet Credit Instruments—The MUFG Group maintains an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is recorded as a liability in Other liabilities and includes the specific allowance for specifically identified credit exposure and the allocated formula allowance. With regard to the specific allowance for specifically identified credit exposure and allocated formula allowance, the MUFG Group adopts the same methodology used in determining the allowance for loan credit losses. Potential credit losses related to derivatives are considered in the fair valuation of the derivatives.

Net changes in the allowance for off-balance-sheet credit instruments are accounted for as Other non-interest expenses.

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the terms of the respective leases or the estimated useful lives of the improvements, whichever are shorter. Depreciation of premises and equipment is computed under the declining-balance method with respect to premises and equipment of BTMU, MUTB and certain other subsidiaries, and under the straight-line method with respect to premises and equipment of other subsidiaries, at rates principally based on the following estimated useful lives:

Years
Buildings	15 to 50
Equipment and furniture	2 to 20
Leasehold improvements	3 to 39

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

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

Asset retirement obligations related to restoration of certain leased properties upon lease termination are recorded in Other liabilities with a corresponding increase in leasehold improvements. The amounts represent the present value of expected future cash flows associated with returning such leased properties to original condition. The difference between the gross and present value of expected future cash flows is accreted over the life of the related leases as a non-interest expense.

Goodwill—The MUFG Group reports the excess of the cost of investments in subsidiaries over its share of the fair value of net assets at the date of acquisition as Goodwill. Goodwill related to investments in equity method investees is included in Other assets as a part of carrying amount of investments in equity method investees.

Goodwill acquired in a business combination is not amortized but is subject to an annual impairment test. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. A reporting unit is an operating segment, or an identified business unit one level below an operating segment. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	2 to 10	Straight-line
Core deposit intangibles	4 to 30	Declining-balance
Customer relationships	14 to 27	Declining-balance
Trade names	12 to 20	Straight-line

Intangible assets having indefinite useful lives, primarily certain trade names, are not amortized but are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite-lived intangible asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

The MUFG Group capitalizes certain costs associated with the acquisition or development of internal-use software. Costs subject to capitalization are salaries and employee benefits for employees who are directly associated with and who devote time to the internal-use computer software project, to the extent of time spent directly on the project. Once the software is ready for its intended use, the MUFG Group begins to amortize capitalized costs on a straight-line basis.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued Severance and Pension Liabilities—BTMU, MUTB and certain other subsidiaries have defined benefit retirement plans, including lump-sum severance indemnities plans. The liabilities related to the defined benefit plans are computed and recognized based on actuarial computations. Unrecognized net actuarial gains and losses that arise from differences between actual experiences and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. An excess of the accumulated benefit obligation over the liability recognized in the consolidated balance sheets is accrued as the minimum liability, and a corresponding intangible asset is recognized up to the amount equal to the total of unrecognized prior service cost and unrecognized net obligation at transition. To the extent that the minimum liability exceeds the intangible asset, it is recognized in accumulated other changes in equity from nonowner sources. The costs of the plans, based on actuarial computations of current and future employee benefits, are charged to Salaries and employee benefits.

Long-Term Debt—Premiums, discounts and issuance costs of long-term debt are amortized based on the method that approximates the interest method over the terms of the long-term debt.

Obligations under Guarantees—The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, and liquidity facilities. The MUFG Group recognizes guarantee fee income over the guarantee period based on the contractual terms of the guarantee contracts. It is the MUFG Group’s dominant business practice to receive a guarantee fee at the inception of the guarantee, which approximates market value of the guarantee and is initially recorded as a liability, which is then recognized as guarantee fee income ratably over the guarantee period.

Fees and Commissions—Revenue recognition of major components of fees and commissions is as follows:

•	Fees on funds transfer and collection services and fees from investment banking services are generally recognized as revenue when the related services are performed.

•	Fees from trade-related financing services are recognized over the period of the financing.

•	Trust fees are recognized on an accrual basis, generally based on the volume of trust assets under management and/or the operating performance for the accounting period of each trust account. With respect to trust accounts with guarantee of trust principal, trust fees are determined based on the profits earned by individual trust account during the trust accounting period, less deductions, including provision for reserve, impairment for individual investments and dividends paid to beneficiary certificate holders. The trust fees for these trust accounts are accrued based on the amounts expected to be earned during the accounting period of each trust account.

•	Annual fees and royalty and other service charges related to credit card business are recorded on a straight-line basis as services are provided.

•	Interchange income from credit card business is recognized as billed.

•	Service charges on deposit accounts, and fees and commissions from other services are generally recognized over the period that the service is provided.

•	Fees on guarantees are generally recognized over the contractual periods of the respective guarantees. Amounts initially recorded as a liability corresponding to the obligations at fair value are generally recognized as revenue over the terms of the guarantees as the MUFG Group is deemed to be released from the risk under guarantees.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Free Distributions of Common Shares—As permitted by the Commercial Code of Japan (the “Code”) and as revised under the Company Law, Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a “stock split” as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus accounts. Common shares distributed are recorded as shares issued on the distribution date. See Note 21.

Amounts per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common shares and is computed by dividing income available to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 24 for the computation of basic and diluted EPS.

Treasury Stock—The MUFG Group presents its treasury stock, including shares of MUFG owned by its subsidiaries and affiliated companies, as a reduction of shareholders’ equity on the consolidated balance sheets at cost and accounts for treasury stock transactions under an average cost method. Gains (losses) on sales of treasury stocks are charged to capital surplus.

Comprehensive Income (Loss)—The MUFG Group’s comprehensive income (loss) includes net income and other changes in equity from nonowner sources. All changes in unrealized gains and losses on investment securities available for sale, unrealized gains and losses on derivatives qualifying for cash flow hedges, minimum pension liability adjustments and foreign currency translation adjustments constitute the MUFG Group’s changes in equity from nonowner sources and are presented, with related income tax effects, in the consolidated statements of changes in equity from nonowner sources.

Stock-Based Compensation—Two subsidiaries of MUFG have stock-based compensation plans, which are described more fully in Note 33. As permitted by the provisions of SFAS No. 123 “Accounting for Stock-Based Compensation,” they account for those employee stock-based compensation plans by the intrinsic value-based method prescribed in Accounting Principles Board Opinions (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under the intrinsic value-based method, compensation expense is measured as the amount by which the quoted market price of these subsidiaries’ stock at the date of grant exceeds the stock option exercise price. Non-employee stock-based compensation plans are accounted for at fair value.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Had the employee stock-based compensation plans been accounted for under the fair value method of SFAS No. 123, the MUFG Group’s compensation expense, net income, and net income per share would have been the pro forma amounts indicated in the following table:

	Fiscal years ended March 31,
	2004	2005	2006
	(in millions)
Reported net income	¥823,002	¥415,155	¥363,511
Add: Stock-based employee compensation expense (included in reported net income, net of tax)	11	16	322
Less: Stock-based employee compensation expense (determined under fair value based method for all awards, net of tax)	(1,976)	(1,677)	(1,688)

Pro forma net income, after stock-based employee compensation expense	¥821,037	¥413,494	¥362,145

Basic earnings per common share—net income available to common shareholders:	(in Yen)
Reported	¥128,350.88	¥62,717.21	¥19,313.78
Pro forma	128,041.46	62,462.09	19,145.56
Diluted earnings per common share—net income available to common shareholders:
Reported	125,033.96	62,476.76	18,951.87
Pro forma	124,732.42	62,221.87	18,783.65

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal years ended March 31, 2004 and 2005 to conform to the presentation for the fiscal year ended March 31, 2006.

These reclassifications and format changes include 1) the presentation of “Gains on sales of loans” as a separate line item in the consolidated statements of income, and 2) the presentation of “Net decrease in accrued income taxes and increase in income tax receivables” and “Dividends paid to minority interests” as separate line items in the consolidated statements of cash flows.

These reclassifications and format changes did not result in a change in previously reported net income, shareholders’ equity or total assets.

Accounting Changes

Variable Interest Entities—In January 2003, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN No. 46 addresses consolidation by business enterprises of variable interest entities (“VIEs”). The consolidation requirements of FIN No. 46 applied immediately to VIEs created after January 31, 2003. The MUFG Group has applied, as required, FIN No. 46 to all VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46R”). FIN No. 46R modified FIN No. 46 in

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

certain respects, including the scope exception, the definition of VIEs, and other factors that effect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission (“SEC”) stated the SEC staff’s position in a letter to the American Institute of Certified Public Accountants (“AICPA”) dated March 3, 2004, that the SEC staff did not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity’s year-end and the frequency of interim reporting. In accordance with the letter, the MUFG Group adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R was deferred. Under FIN No. 46R, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE is recognized as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle was to decrease net income by ¥977 million for the fiscal year ended March 31, 2005. See Note 27 for further discussion of VIEs in which the MUFG Group holds variable interests.

Accounting for Certain Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received and prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. SOP 03-3 also limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the non-accretable difference. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures. SOP 03-3 was effective for loans and debt securities acquired in fiscal years beginning after December 15, 2004. Effective April 1, 2005, the MUFG Group adopted SOP 03-3 for loans and debt securities acquired subsequent to March 31, 2005, including those due to the merger. See Note 7 for disclosures of acquired loans within the scope of SOP 03-3. The MUFG Group did not acquire any material debt securities covered by SOP 03-3 during the fiscal year ended March 31, 2006.

Accounting for Conditional Asset Retirement Obligations—In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN No. 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Effective March 31, 2006, the MUFG Group adopted FIN No. 47 to existing asset retirement obligations associated with commitments to return property subject to operating leases to its original condition

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

upon lease termination. The cumulative effect of the change in accounting principle was to decrease net income by ¥9,662 million. This adjustment represents the cumulative depreciation and accretion that would have been recognized through the date of adoption of FIN No. 47 had the statement applied to the MUFG Group’s existing asset retirement obligations at the time they were initially incurred.

Had the asset retirement obligations been accounted for under FIN No. 47 at the inception of operating leases requiring restoration, the MUFG Group’s net income and net income per share would have been the pro forma amounts indicated in the following table:

	Fiscal years ended March 31,
	2004	2005	2006
	(in millions)
Reported net income	¥823,002	¥415,155	¥363,511
Cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes:
Reported	—	—	9,662
Pro forma	672	667	516

Pro forma net income, after cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes	¥822,330	¥414,488	¥372,657

Basic earnings per common share—net income available to common shareholders:	(in Yen)
Reported	¥128,350.88	¥62,717.21	¥19,313.78
Pro forma	128,350.77	62,717.11	19,314.91
Diluted earnings per common share—net income available to common shareholders:
Reported	125,033.96	62,476.76	18,951.87
Pro forma	125,033.85	62,476.66	18,953.00

Impairment of Securities Investments—In November 2003, the FASB Emerging Issues Task Force (the “EITF”) reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosures already required by SFAS No. 115. The new disclosure requirements apply to financial statements for the fiscal years ending after December 15, 2003. See Note 6 for the required disclosures. In March 2004, the EITF also reached a consensus on additional accounting guidance for other than temporary impairments, which requires an evaluation and recognition of other than temporary impairment by a three-step impairment test. The guidance should be applied for reporting periods beginning after June 15, 2004. On September 30, 2004, FASB Staff Position (“FSP”) EITF Issue 03-1-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” delayed the effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of EITF 03-1. In November 2005, the FASB staff issued an FSP on SFAS No. 115 and No. 124, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” to provide implementation guidance related to this topic. See Recently Issued Accounting Pronouncements for the MUFG Group’s evaluation of the effect of the measurement and recognition provision of the FSP.

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities—In January 2003, the EITF reached a consensus on Issue No. 03-2, “Accounting for the Transfer to the Japanese

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In June 2003, ex-BTM submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, ex-BTM made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. The substitutional obligation and related plan assets were transferred to a government agency in March 2005 and ex-BTM was released from paying the substitutional portion of the benefits to its employees. The completion of the transfer to the Japanese Government of the substitutional portion of the employee pension plan constituted a settlement of such plan. However, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), the MUFG Group recognized net gains of ¥34,965 million as a result of the transfer / settlement for the fiscal year ended March 31, 2006. See Note 18 for further discussion.

Recently Issued Accounting Pronouncements

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, which provides interpretive guidance on SFAS No. 123R. SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting and requires entities to recognize the costs of share-based payment transactions with employees based on the grant-date fair value of those awards over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R is effective as of the beginning of the fiscal year or interim period beginning after June 15, 2005. The MUFG Group adopted SFAS No. 123R on April 1, 2006 under the modified prospective method, which is expected, based upon current projections, to result in an increase in non-interest expense of approximately ¥2 billion for the fiscal year ending March 31, 2007. See Summary of Significant Accounting Policies—Stock-Based Compensation—for the pro forma information as if the fair value based method had been applied to all awards in accordance with SFAS No. 123.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The MUFG Group has not completed the study of what effect SFAS No. 153 will have on its financial position and results of operations.

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. Accordingly, the MUFG Group cannot reasonably estimate the ultimate impact of SFAS No. 154.

The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments—In November 2005, the FASB staff issued an FSP on SFAS No. 115 and No. 124. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other than temporary impairments. The guidance in this FSP is applicable for certain investments such as debt and equity securities that are within the scope of SFAS No. 115 and equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method pursuant to APB No. 18, “The Equity Method of Accounting for Investments in Common Stock,” and related interpretations. This FSP nullifies the requirements of paragraphs 10-18 of EITF 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the requirements of paragraphs 8 and 9 of EITF 03-1 with respect to cost-method investments, and carries forward the disclosure requirements included in paragraphs 21 and 22 of EITF 03-1. Also the guidance in this FSP amends SFAS No. 115, SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and APB No. 18. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005, with earlier application permitted. The MUFG Group has not completed the study of what effect the FSP will have on its financial position and results of operations.

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and resolves issues addressed in SFAS No. 133 Implementation Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The MUFG Group has not completed the study of what effect SFAS No. 155 will have on its financial position and results of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for Servicing of Financial Assets—In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract, and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for the fiscal year beginning after September 15, 2006. Earlier adoption is permitted. The MUFG Group has not completed the study of what effect SFAS No. 156 will have on its financial position and results of operations.

Determining the Variability to Be Considered in Applying FIN No. 46R—In April 2006, the FASB staff issued an FSP on FIN No. 46R-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R).” This FSP states that the variability to be considered in applying FIN No. 46R shall be based on an analysis of the design of the entity as outlined in the following two steps: (a) analyze the nature of the risks in the entity, (b) determine the purpose for which the entity was created and determine the variability (created by the risks identified in step (a)) the entity is designed to create and pass along to its interest holders. For the purposes of this FSP, interest holders include all potential variable interest holders (including contractual, ownership, or other pecuniary interests in the entity). After determining the variability to be considered, the reporting enterprise can determine which interests are designed to absorb that variability. The FSP should be applied prospectively to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under FIN No. 46R when a reconsideration event has occurred beginning the first day of the first reporting period beginning after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN No. 46R is permitted but not required. If retrospective application is elected, it must be completed no later than the end of the first annual reporting period ending after July 15, 2006. The MUFG Group has not completed the study of what effect the FSP will have on its financial position and results of operations.

Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The MUFG Group has not completed the study of what effect FIN No. 48 will have on its financial position and results of operations.

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The MUFG Group has not completed the study of what effect SFAS No. 157 will have on its financial position and results of operations.

2.    BUSINESS COMBINATION

Merger with UFJ Holdings

Pursuant to the merger agreement dated April 20, 2005 between MTFG and UFJ Holdings and their respective subsidiaries, MTFG merged with UFJ Holdings on October 1, 2005 and was renamed MUFG. Therefore, the results of the ex-UFJ Holdings Group operations have been included in the consolidated financial statements subsequent to October 1, 2005.

The ex-UFJ Holdings Group was one of Japan’s leading providers of financial services with a competitive domestic position in the Nagoya and Osaka areas, as well as a client base of small and medium-sized enterprises and retail customers which compliments MTFG’s subsidiaries. These anticipated synergies contributed to a purchase price that results in the recognition of goodwill.

As a result of the merger, MUFG is expected to be a leading comprehensive financial group that is competitive on both a domestic and global basis, providing a broad range of financial products and services to customers with increasingly diverse and sophisticated needs.

As provided for by the merger agreement, MTFG remained as the surviving entity of the merger. Each outstanding share of common stock of UFJ Holdings was converted into 0.62 shares of common stock of MUFG. Each outstanding share of Preferred Stock (Class II, IV, V, VI and VII) of UFJ was converted into one share of Preferred Stock (Class 8, 9, 10, 11 and 12, respectively) of MUFG.

Purchase Price Allocation

The merger was accounted for under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”. The purchase price of the ex-UFJ Holdings Group amounted to ¥4,406,146 million as described below, of which ¥4,403,225 million was recorded in capital surplus relating to merger with the ex-UFJ Holdings Group, and direct acquisition costs of ¥2,921 million were included in the purchase price.

	(in millions, except number of shares, exchange ratio and per share amount)
Convertible preferred stock	¥1,310,365	(1)

Outstanding common stock of UFJ Holdings	5,183,379	(2)
Exchange ratio	0.62

MUFG common stock issued	3,213,695
Average closing market price of MTFG common stock	962,500

	¥3,093,181	(3)
Less costs of registration and issuance	(321)
Direct acquisition costs	2,921

Total purchase price	¥4,406,146

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	The estimated fair value of the convertible preferred stock is derived from the present value of the cash dividends and principal payment streams as well as any beneficial conversion features valued using a binomial option model.
(2)	Treasury stock and parent’s common stock owned by subsidiaries and affiliated companies are excluded from the total number of shares issued by UFJ Holdings.
(3)	The estimated fair value of MUFG common stock is based on the average closing market price of MTFG common stock for the period commencing two trading days prior to and ending two trading days after the merger ratio was agreed to and announced on February 18, 2005.

The purchase price of the ex-UFJ Holdings Group was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of October 1, 2005, as summarized below:

(in millions)

Total purchase price	¥4,406,146
Less (add):
Shareholders’ equity of the ex-UFJ Holdings Group	2,530,834
The ex-UFJ Holdings Group’s goodwill and other intangible assets	(2,927,411)
Estimated adjustments to reflect assets acquired at fair value:
Investment securities	317,340
Net loans	464,053
Premises and equipment	28,919
Intangible assets	1,264,310
Deferred tax assets	1,434,066
Others	(29,892)
Estimated adjustments to reflect liabilities assumed at fair value:
Long-term debt	(604,920)
Deferred tax liabilities	(6,077)
Others	201,794

Total fair value of net assets acquired	2,673,016

Goodwill	¥1,733,130

See Note 10 for the amount of goodwill by reportable segment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statement of net assets acquired

The following condensed statement of net assets acquired reflects the fair value of the assets and liabilities of the ex-UFJ Holdings Group as of October 1, 2005:

(in millions)
Assets:
Cash and due from banks	¥5,590,859
Interest-earning deposits in other banks	901,936
Call loans and funds sold	192,152
Receivables under resale agreements	1,732,212
Receivables under securities borrowing transactions	1,882,198
Trading account assets	4,021,283
Investment securities	21,236,870
Net loans	41,838,613
Premises and equipment	590,729
Customers’ acceptance liability	42,752
Intangible assets	1,264,310
Goodwill	1,733,130
Deferred tax assets	1,461,499
Others	1,722,022

Total assets	¥84,210,565

Liabilities:
Deposits	¥53,344,596
Call money and funds purchased	1,691,824
Payables under repurchase agreements	3,401,945
Payables under securities lending transactions	910,654
Due to trust account and other short-term borrowings	7,949,811
Trading account liabilities	2,277,787
Bank acceptances outstanding	42,752
Long-term debt	6,360,339
Deferred tax liabilities	67,189
Others	3,757,522

Total liabilities	79,804,419

Net assets acquired including goodwill	¥4,406,146

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets acquired

The estimated useful lives of the intangible assets at October 1, 2005 are as follows:

	Fair value	Weighted average life
	(in millions)	(in years)
Intangible assets subject to amortization:
Core deposit intangibles	¥576,100	18
Customer relationships	340,401	20
Software	160,826	5
Trade names	33,655	19
Other	820	8

Sub-total	1,111,802	17

Intangible assets not subject to amortization:
Indefinite-lived customer relationships	126,427
Indefinite-lived trade names	17,682
Other	8,399

Sub-total	152,508

Total	¥1,264,310

Unaudited pro forma combined condensed statements of income

The following unaudited pro forma combined condensed statements of income present the results of operations had the merger taken place at the beginning of each period:

	For the fiscal year ended March 31,
	2005	2006
	(in millions, except per share data and number of shares)
Statements of income data:
Net interest income	¥1,928,330	¥2,112,189
Provision for credit losses	200,204	185,884
Non-interest income	2,207,435	1,577,976
Non-interest expense	2,436,371	2,750,620
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle
	1,499,190	753,661

Income from discontinued operations—net	1,493	8,973
Cumulative effect of a change in accounting principles, net of tax	1,965	(9,662)
Income tax expense	417,093	195,723

Net income	¥1,085,555	¥557,249

Amounts per share:
Basic earnings per common share—net income available to common shareholders	¥107,277.91	¥29,739.48
Diluted earnings per common share—net income available to common shareholders	98,032.62	27,624.29
Weighted average common shares outstanding (in thousands)	9,679	11,311
Weighted average diluted common shares outstanding (in thousands)	10,989	12,585

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    DISCONTINUED OPERATIONS

During the fiscal year ended March 31, 2004, the MUFG Group completed the liquidation process of its domestic mortgage securities subsidiary, The Diamond Mortgage Co., Ltd. (“DMC”). The dissolution was due to the adverse business environment for the domestic mortgage securities business, whose results were reported as a part of the Integrated Corporate Banking Business Group. In addition, during the fiscal year ended March 31, 2004, as a part of the MUFG Group’s efforts to streamline its securities business, MUS, whose results were also reported as a part of the Integrated Corporate Banking Business Group, sold certain domestic subsidiaries to third parties. BTMU also sold its securities subsidiary in Europe to third parties.

During the fiscal year ended March 31, 2006, UnionBanCal Corporation (“UNBC”), a U.S. subsidiary of BTMU whose results were reported as a separate business segment, signed a definitive agreement to sell its international correspondent banking operations to Wachovia Bank, N.A., effective October 6, 2005, and the principal legal closing of the transaction took place on the same day. At the principal closing, no loans or other assets were acquired by Wachovia Bank, N.A., and no liabilities were assumed. Subsequent to March 31, 2006, all of UNBC’s offices designated for disposal were closed as of June 30, 2006. The remaining assets include deposits with banks awaiting approval for repatriation of capital and unremitted profits and loans that are maturing by January 2008. The remaining liabilities primarily consist of accrued expenses, which will be settled when due.

The MUFG Group accounted for these transactions as discontinued operations in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” and presented the results of discontinued operations as a separate line item in the consolidated statements of income. In addition, assets to be disposed or sold, accounted for at the lower of cost or fair value, and liabilities to be extinguished or assumed in connection with discontinued operations were presented as separate assets and liabilities, respectively, in the consolidated balance sheets.

Interest expense was attributed to discontinued operations based on average net assets. The amount of interest expense allocated to discontinued operations for the fiscal years ended March 31, 2004, 2005 and 2006 was ¥348 million, ¥87 million and ¥1,708 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2005 and 2006, the assets and liabilities identified as discontinued operations were comprised of the following:

	2005	2006
	(in millions)
Assets:
Cash and due from banks	¥13,939	¥14,069
Interest-earning deposits in other banks	22,345	16,384
Loans, net of allowance for credit losses	166,688	85,492
Customers’ acceptance liability	3,342	5,031
Other	4,026	3,537

Assets of discontinued operations to be disposed or sold	¥210,340	¥124,513

Liabilities:
Deposits—Overseas offices:
Non-interest bearing	¥56,426	¥52,772
Interest-bearing	95,338	54,515

Total deposits	151,764	107,287

Bank acceptances outstanding	3,342	5,031
Other	4,657	6,444

Liabilities of discontinued operations to be extinguished or assumed	¥159,763	¥118,762

The components of income from discontinued operations for the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:

	DMC and Others	UNBC	Total
	(in millions)
For the fiscal year ended March 31, 2004:

Total revenue	¥3,240	¥13,282	¥16,522

Income from discontinued operations	¥2,185	¥6,522	¥8,707
Loss on disposal	(2,026)	—	(2,026)
Minority interest in income of consolidated subsidiaries	—	1,482	1,482
Income tax expense	744	2,509	3,253

Income (loss) from discontinued operations—net	¥(585)	¥2,531	¥1,946

UNBC
(in millions)
For the fiscal year ended March 31, 2005:

Total revenue	¥12,202

Income from discontinued operations	¥3,936
Minority interest in income of consolidated subsidiaries	941
Income tax expense	1,502

Income from discontinued operations—net	¥1,493

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UNBC
(in millions)
For the fiscal year ended March 31, 2006:

Total revenue	¥14,141

Loss from discontinued operations	¥(2,563)
Gain on disposal	25,220
Minority interest in income of consolidated subsidiaries	5,607
Income tax expense	8,077

Income from discontinued operations—net	¥8,973

4.    INVESTMENTS IN ACOM AND DCS

ACOM CO., LTD.

In April 2004, ex-MTFG acquired an additional 12.9% of the common shares of ACOM CO., LTD. (“ACOM”), a consumer finance company in Japan, resulting in an aggregate ownership interest of 15.1% in ACOM. Prior to the acquisition, the ex-MTFG Group held 2.2% of the common shares of ACOM and accounted for the investment as available-for-sale securities. As a result of the additional investment and a change in the ex-MTFG Group’s relationship with ACOM, including an increase in the ex-MTFG Group’s representation on ACOM’s board of directors, the ex-MTFG Group obtained the ability to exercise significant influence over the operations of ACOM and accounted for such investment under the equity method for the fiscal year ended March 31, 2005. The equity method was applied in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary in accordance with APB No. 18.

Diamond Computer Service Co., Ltd.

During the fiscal year ended March 31, 2005, ex-MTFG acquired 100% of Diamond Computer Service Co., Ltd. (“DCS”), a former equity method investee of ex-BTM, which provides data processing and IT development services, through a share exchange. 26,205 shares of ex-MTFG’s common stock were issued in exchange for all of the outstanding shares of DCS’s common stock based on the exchange ratio of 0.00135 shares of ex-MTFG’s common stock for each share of DCS’s common stock. Following the completion of the exchange offer, in accordance with a business alliance between DCS and a third party, ex-MTFG sold 60% of its shares of DCS to the third party. As a result, DCS became an equity method investee at March 31, 2005.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2005 and 2006. For trading derivative contracts executed under legally enforceable master netting agreements, related assets and liabilities are bilaterally offset and reported net by each counterparty.

	2005	2006
	(in millions)
Trading account assets:
Trading securities:
Japanese government, prefectural and municipal bonds	¥2,734,404	¥3,981,830
Commercial paper	1,704,046	2,034,471
Equity securities, foreign governments bonds and other securities	1,319,239	2,054,167

Total	5,757,689	8,070,468

Trading derivative assets:
Interest rate contracts:
Forwards and futures	3,352	12,262
Swaps and swap-related products	2,572,512	3,551,856
Options purchased	97,553	128,782

Total	2,673,417	3,692,900

Foreign exchange contracts:
Forwards and futures	590,466	594,448
Swaps	260,309	388,002
Options purchased	105,375	275,689

Total	956,150	1,258,139

Other contracts, mainly equity and credit-related contracts	56,532	236,186
Offsetting of derivatives with the same counterparty under master netting agreements	(1,737,823)	(2,529,670)

Total	¥7,705,965	¥10,728,023

Trading account liabilities:
Trading securities sold, not yet purchased	¥41,765	¥159,607
Trading derivative liabilities:
Interest rate contracts:
Forwards and futures	4,904	12,605
Swaps and swap-related products	2,486,692	3,733,132
Options written	97,940	116,582

Total	2,589,536	3,862,319

Foreign exchange contracts:
Forwards and futures	592,027	500,985
Swaps	308,376	337,285
Options written	89,746	423,082

Total	990,149	1,261,352

Other contracts, mainly equity and credit-related contracts	75,294	268,543
Offsetting of derivatives with the same counterparty under master netting agreements	(1,737,823)	(2,529,670)

Total	¥1,958,921	¥3,022,151

See Note 32 for the methodologies and assumptions used to estimate fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains (losses) for the fiscal years ended March 31, 2004, 2005 and 2006 were comprised of the following:

	2004	2005	2006
	(in millions)
Interest rate and other derivative contracts	¥(2,001)	¥6,415	¥(347,089)
Trading account securities, excluding derivatives	105,902	55,637	363,512

Trading account profits (losses)—net	103,901	62,052	16,423
Foreign exchange derivative contracts	68,505	(65,595)	39,461

Net trading gains (losses)	¥172,406	¥(3,543)	¥55,884

6.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2005 and 2006 were as follows:

	2005				2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥13,888,039	¥59,685	¥1,312	¥13,946,412	¥23,890,095	¥5,747	¥2,222	¥23,893,620
Japanese prefectural and municipal bonds	141,851	1,979	4	143,826	250,296	458	199	250,555
Foreign governments and official institutions bonds	2,372,775	44,760	20,095	2,397,440	2,108,035	34,284	10,682	2,131,637
Corporate bonds	2,904,577	53,704	4,715	2,953,566	6,990,122	114,092	14,218	7,089,996
Mortgage-backed securities	2,152,105	16,345	10,978	2,157,472	2,666,587	83,614	18,745	2,731,456
Other debt securities	1,004,336	5,939	4,609	1,005,666	832,094	11,098	1,321	841,871
Marketable equity securities	2,333,379	1,620,853	678	3,953,554	4,852,888	3,701,247	7,361	8,546,774

Total	¥24,797,062	¥1,803,265	¥42,391	¥26,557,936	¥41,590,117	¥3,950,540	¥54,748	¥45,485,909

Securities being held to maturity: Debt securities:
Japanese national government and Japanese government agency bonds	¥2,038,450	¥18,078	¥—	¥2,056,528	¥2,281,211	¥773	¥16,331	¥2,265,653
Japanese prefectural and municipal bonds	91,366	3,704	—	95,070	85,878	1,233	289	86,822
Foreign governments and official institutions bonds	23,980	291	105	24,166	20,233	322	96	20,459
Corporate bonds	30,024	291	—	30,315	57,368	121	35	57,454
Other debt securities	7,496	10	—	7,506	21,384	14	29	21,369

Total	¥2,191,316	¥22,374	¥105	¥2,213,585	¥2,466,074	¥2,463	¥16,780	¥2,451,757

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥341,744 million and ¥794,305 million, at March 31, 2005 and 2006, respectively. The corresponding estimated fair values at those

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

dates were not readily determinable. In addition, in September 2004, the ex-MTFG Group purchased ¥700,000 million in preferred shares issued by ex-UFJ Bank. These preferred shares were carried at cost on the consolidated balance sheet at March 31, 2005. As a result of the merger, these preferred shares were converted into common shares of BTMU and, accordingly, have been eliminated in the consolidated balance sheet at March 31, 2006. The corresponding estimated fair values at those dates were not readily determinable. The MUFG Group periodically monitors the status of each investee including the credit ratings and changes in the MUFG Group’s share of net assets in the investees as compared with its shares at the time of investment, or utilizes commonly-accepted valuation models for certain nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in AICPA Guides presented in Other investment securities were carried at fair value of ¥68,664 million at March 31, 2006.

See Note 32 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2006 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held-to-maturity		Available- for-sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥48,120	¥48,256	¥13,128,018
Due from one year to five years	2,314,594	2,301,740	14,384,065
Due from five years to ten years	53,593	53,057	3,876,549
Due after ten years	49,767	48,704	5,550,503

Total	¥2,466,074	¥2,451,757	¥36,939,135

For the fiscal years ended March 31, 2004, 2005 and 2006, gross realized gains on those sales were ¥619,119 million, ¥429,583 million and ¥476,646 million, respectively, and gross realized losses on those sales were ¥260,624 million, ¥138,737 million and ¥124,278 million, respectively. In September 2000, ex-BTM changed its intent to hold securities originally classified as held-to-maturity and transferred such securities to the available-for-sale category while ex-Mitsubishi Trust maintained its positive intent and ability to hold its held-to-maturity securities without any sales or transfers of such securities during the fiscal year ended March 31, 2001. As a result of the transfer, unrealized gains on securities available for sale were recorded against shareholders’ equity and were not significant. The ex-MTFG Group classified subsequent acquisitions of securities as either available for sale or trading until the fiscal year ended March 31, 2003. On April 1, 2003, the ex-MTFG Group reassessed the appropriateness of the classification of the securities which had been classified as available for sale and reclassified ¥78,343 million of such securities into the held-to-maturity category. The transfer did not have a material impact on its financial position or results of operations.

For the fiscal years ended March 31, 2004, 2005 and 2006, losses resulting from write-downs of investment securities to reflect the decline in value considered to be other than temporary were ¥230,074 million, ¥106,929 million and ¥337,501 million, respectively, which were included in Investment securities gains—net in the consolidated statements of income. The losses of ¥337,501 million for the fiscal year ended March 31, 2006 included losses of ¥194,561 million from Japanese national government bonds classified as available for sale.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2005 and 2006, by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2005	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥4,564,632	¥1,312	¥—	¥—	¥4,564,632	¥1,312	41
Japanese prefectural and municipal bonds	1,535	4	—	—	1,535	4	1
Foreign governments and official institutions bonds	1,254,178	17,104	110,091	2,991	1,364,269	20,095	244
Corporate bonds	521,505	4,715	—	—	521,505	4,715	379
Mortgage-backed securities	597,893	7,066	207,208	3,912	805,101	10,978	247
Other debt securities	490,931	3,844	11,049	765	501,980	4,609	72
Marketable equity securities	19,845	678	—	—	19,845	678	10

Total	¥7,450,519	¥34,723	¥328,348	¥7,668	¥7,778,867	¥42,391	994

Securities being held to maturities:
Debt securities:
Foreign governments and official institutions bonds	¥6,148	¥105	¥—	¥—	¥6,148	¥105	3

Total	¥6,148	¥105	¥—	¥—	¥6,148	¥105	3

	Less than 12 months		12 months or more		Total
At March 31, 2006	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥418,364	¥2,222	¥—	¥—	¥418,364	¥2,222	50
Japanese prefectural and municipal bonds	8,874	199	—	—	8,874	199	20
Foreign governments and official institutions bonds	700,593	9,638	46,502	1,044	747,095	10,682	204
Corporate bonds	904,160	14,218	—	—	904,160	14,218	577
Mortgage-backed securities	526,075	6,883	321,353	11,862	847,428	18,745	329
Other debt securities	287,761	729	19,144	592	306,905	1,321	254
Marketable equity securities	123,488	7,299	100	62	123,588	7,361	146

Total	¥2,969,315	¥41,188	¥387,099	¥13,560	¥3,356,414	¥54,748	1,580

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥2,146,344	¥16,331	¥—	¥—	¥2,146,344	¥16,331	19
Japanese prefectural and municipal bonds	25,206	289	—	—	25,206	289	72
Foreign governments and official institutions bonds	14,654	96	—	—	14,654	96	20
Corporate bonds	10,545	35	—	—	10,545	35	23
Other debt securities	13,350	29	—	—	13,350	29	30

Total	¥2,210,099	¥16,780	¥—	¥—	¥2,210,099	¥16,780	164

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group has determined that unrealized losses on investments at March 31, 2005 and 2006 are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other than temporary. Certain securities held by BTMU, MUTB and certain other subsidiaries, which primarily consist of debt securities issued by the Japanese national government and generally considered to be of minimal credit risk, were determined not to be impaired in some cases, on the basis of the respective subsidiary’s ability and positive intent to hold such securities to maturity. Certain securities held by UNBC, which primarily consist of debt securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, were determined not to be impaired in some cases, on the basis of a cash flow analysis of such securities and/or UNBC’s ability to hold such securities to maturity.

As shown in the table above, there were no material unrealized losses that have been in a continuous loss position for 12 months or more, except for unrealized losses on certain foreign governments and official institutions bonds, mortgage-backed securities, other debt securities and marketable equity securities held by UNBC at March 31, 2006. Foreign governments and official institutions bonds in an unrealized loss position for 12 months or more were issued by one of the several Government-Sponsored Enterprises (“GSEs”). These securities were issued with a stated interest rate and mature in less than three years. All of the unrealized losses on these securities resulted from rising interest rates subsequent to purchase. Unrealized losses will decline as interest rates fall below the purchased yield and as the securities approach maturity. Since UNBC has the ability and positive intent to hold the securities until recovery of the carrying value, which could be maturity, the unrealized loss is considered temporary. Mortgage-backed securities in an unrealized loss position for 12 months or more are primarily securities guaranteed by a GSE. These securities are collateralized by residential mortgage loans and may be prepaid at par prior to maturity. All of the unrealized losses on the mortgage-backed securities resulted from rising interest rates subsequent to purchase. Because the likelihood of credit loss is remote, the securities are excluded from the periodic evaluation of other than temporary impairment. Other debt securities in an unrealized loss position for 12 months or more primarily consisted of collateralized loan obligations held by UNBC. Unrealized losses on such securities arise from rising interest rates, widening credit spreads, credit quality of the underlying collateral, and the market’s opinion of the performance of the fund managers. Based on the cash flow analysis set out above, such unrealized losses are determined to be temporary in nature. Marketable equity securities in an unrealized loss position for 12 months or more consist of securities traded on a national exchange as part of the venture capital investment portfolio held by UNBC. The securities in the portfolio in an unrealized loss position have suffered declines in share price due to lower earnings results. Since UNBC has the positive intent and ability to hold these equity securities until recovery of the carry value, the unrealized loss is considered temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic factors and the issuers’ performance, as well as cyclical market price fluctuation due to changes in market interest rates, foreign exchange rates, and changes in credit spreads etc. In view of the diversity and volume of equity investments as well as the fact that the majority of investments in debt securities are in high-grade fixed-rate bonds, including sovereign bonds, the MUFG Group generally deems the decline of fair value below cost of 20% or more as a factor of an other than temporary decline in fair value.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

Exchange Traded Fund

For the fiscal year ended March 31, 2004, ex-BTM transferred marketable equity securities to an exchange traded fund (“ETF”), sponsored by a third party securities firm. Ex-BTM concurrently entered into sales agreements for marketable equity securities and purchase agreements for the fund units of the ETF with the securities firm. Ex-BTM transferred its marketable equity securities to the securities firm with an aggregate cost of ¥54,366 million for ¥76,385 million for the fiscal year ended March 31, 2004 and nil for the fiscal years ended March 31, 2005 and 2006. The securities firm contributed these marketable equity securities and additional securities purchased from the market to the ETF in order to link the ETF performance to the TOPIX (a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange (“TSE”)). Certificates issued by the ETF (the “ETF certificates”) are linked to the TOPIX and have been listed on the TSE. Ex-BTM purchased the ETF certificates at the fair value of ¥113,930 million for the fiscal year ended March 31, 2004 and nil for the fiscal years ended March 31, 2005 and 2006, with an intention to sell them in the market or to the securities firm in the near future.

The MUFG Group has accounted for the ETF certificates purchased from the securities firm as retained interests in the marketable equity securities transferred to the securities firm. The MUFG Group has accounted for the transfer of marketable equity securities as a sale when the MUFG Group received cash or financial instruments other than the ETF certificates. The MUFG Group recognized gains of ¥89,581 million for the fiscal year ended March 31, 2004 and nil for the fiscal years ended March 31, 2005 and 2006 on the sales of ETF certificates. The MUFG Group held no ETF certificates at March 31, 2004, 2005 and 2006.

Banks’ Shareholdings Purchase Corporation

Under a law forbidding banks from holding marketable equity securities in excess of their Tier I capital after September 30, 2006, the Banks’ Shareholdings Purchase Corporation (“BSPC”) was established in January 2002 in order to soften the impact on the stock market of sales of cross-shareholdings. BSPC began accepting share offers from financial institutions on February 15, 2002. It has been funded by financial institutions, including ex-BTM and ex-Mitsubishi Trust, which made initial contributions of ¥2,000 million (“preferred contributions”). BSPC will be disbanded when it sells all shares that it purchased from financial institutions, or by March 31, 2017, at the latest.

BSPC has two accounts to purchase stock from financial institutions; the General Account and the Special Account. In the General Account, each selling financial institution funds the amount of purchase by BSPC without guarantees by the Japanese government, and the financial institution will assume any gains or losses on sales by BSPC of the stocks. In the Special Account, each selling financial institution was required to make contributions of 8% of the selling prices to BSPC for purchases made prior to the effective date of the amendment to the above-mentioned law to fund any future losses (“subordinated contributions”). Effective in August 2003, the requirement for subordinated contributions was eliminated under the amendment to the legislation. The purchase amount in the Special Account is funded by borrowings guaranteed by the Japanese government with a limit of ¥2.0 trillion. The cumulative net loss on sales of stocks in the Special Account, which will not be determined and finalized before the liquidation of BSPC, will be compensated first by the subordinated contributions, and then by the preferred contributions. If there is a remaining loss, the government, as a guarantor, will be liable for the loss. On the other hand, if there is a cumulative net asset at the time of the liquidation, the asset is first used to repay the preferred contributions and then to repay the subordinated

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contributions. If any net assets remain after repayment of subordinated contributions, such net assets will be paid out and the amounts will be determined based on the amounts of both contributions. Any remaining net assets in excess of double the amount of the contributions will belong to the Japanese government.

At the establishment of BSPC in January 2002, ex-BTM and ex-Mitsubishi Trust collectively paid ¥2,000 million to BSPC as preferred contributions. At the time of the sales, ex-BTM and ex-Mitsubishi Trust made subordinated contributions to the Special Account of ¥1,652 million and ¥183 million for the fiscal years ended March 31, 2002 and 2003, respectively. For the fiscal year ended March 31, 2003, the ex-MTFG Group evaluated its preferred contributions of ¥2,000 million and subordinated contributions of ¥1,835 million for impairment, and recognized an impairment loss of ¥3,835 million. On October 1, 2005, the MUFG Group acquired, at fair value, the preferred and subordinated contribution of the ex-UFJ Holdings Group to BSPC for ¥4,000 million and ¥10,616 million, respectively.

The MUFG Group sold marketable equity securities to BSPC with aggregate market values of ¥135,636 million, ¥112,400 million and ¥3,537 million, respectively, during the fiscal years ended March 31, 2004, 2005 and 2006. Also, BTMU and MUTB made loans to BSPC to fund its purchases of marketable equity securities. Such loans to BSPC, which are guaranteed by the Japanese government, amounted to ¥7,398 million, ¥141,727 million and ¥25,300 million at March 31, 2004, 2005 and 2006, respectively.

The MUFG Group accounts for the transfers of marketable equity securities to the General Account, if any, as secured borrowings. With respect to the transfers of marketable equity securities to the Special Account with the requirement of subordinated contributions, if the fair value of the securities sold to the Special Account is greater than 10% of the fair value of all securities held by the Special Account, the MUFG Group accounts for the subordinated contributions as a partial retained interest in the sale. For all periods presented, the MUFG Group had no sales of securities whose fair value was greater than 10% of the fair value of all securities held by the Special Account. For the fiscal years ended March 31, 2004, 2005 and 2006, the MUFG Group recognized gains of ¥27,797 million, ¥62,226 million and ¥769 million, respectively, on the sales of marketable equity securities to the Special Account.

The Bank of Japan

The Bank of Japan began purchasing marketable equity securities at fair value from banks, including BTMU and MUTB, from November 2002, aiming to enhance the stability of the Japanese financial system by reducing the amount of marketable equity securities on the balance sheets of banks. Transfers of securities to the Bank of Japan are sales transactions without transferors’ continuing involvement. BTMU and MUTB sold marketable equity securities to the Bank of Japan with aggregate market values of ¥81,835 million for the fiscal year ended March 31, 2004 and nil for the fiscal year ended March 31, 2005. In September 2004, the Bank of Japan ceased purchasing marketable equity securities from banks.

Preferred Stock Investment in ex-UFJ Bank

In August 2004, four companies in the ex-MTFG Group concluded a basic agreement with four companies in the ex-UFJ Holdings Group, regarding the management integration of the two groups. In September 2004, ex-MTFG purchased preferred shares issued by ex-UFJ Bank of ¥700,000 million. These preferred shares were carried at cost on the ex-MTFG Group’s consolidated balance sheet at March 31, 2005. The estimated fair value of the investment was not readily determinable at March 31, 2005. As a result of the merger, these preferred shares were converted into common shares of BTMU and, accordingly, have been eliminated in the MUFG Group’s consolidated balance sheet at March 31, 2006.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Debt-for-equity Swap

The MUFG Group restructured certain debt by entering into debt-for-equity swap transactions. As a result of these debt-for-equity swap transactions, the MUFG Group’s loans to some borrowers, under standard terms available to similarly situated corporate borrowers, were effectively converted into equity interests in the borrowers, often in the form of preferred shares. The aggregate carrying amounts of debt swapped for equity, net of allowance, for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥59,448 million, ¥76,836 million and ¥240 million, respectively. Such loans were often identified as impaired and, accordingly, the debt-for-equity swap transactions did not materially affect the MUFG Group’s results of operations for the fiscal years ended March 31, 2004, 2005 and 2006.

Equity interests acquired through a debt-for-equity swap transaction are accounted for as other investments and carried at cost on the consolidated balance sheets, and reviewed for impairment periodically. Due to regulatory and legal reasons, cash often changes hands between the parties to the debt-for-equity swap transactions. In such cases, the debt-for-equity swap is classified as a cash transaction in the consolidated statements of cash flows as a repayment of loans and purchases of other investment securities.

7.    LOANS

Loans at March 31, 2005 and 2006, by domicile and type of industry of borrowers are summarized below:

Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan.

	2005	2006
	(in millions)
Domestic:
Manufacturing	¥6,475,361	¥10,796,610
Construction	974,060	1,968,386
Real estate	5,266,553	8,616,597
Services	3,621,673	6,154,336
Wholesale and retail	5,228,318	9,532,843
Banks and other financial institutions	3,691,908	5,798,109
Communication and information services	784,301	1,182,493
Other industries	6,783,275	12,170,995
Consumer(2)	8,162,062	23,727,793

Total domestic	40,987,511	79,948,162

Foreign:
Governments and official institutions	212,750	325,037
Banks and other financial institutions	917,409	1,152,596
Commercial and industrial	8,521,650	13,403,032
Other	283,374	666,721

Total foreign	9,935,183	15,547,386

Unearned income, unamortized premiums—net and deferred loan fees—net	(18,678)	11,287

Total(1)	¥50,904,016	¥95,506,835

Notes:

(1)	The above table includes loans held for sale of ¥36,424 million and ¥41,904 million at March 31, 2005 and 2006, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, ex-BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2005 and 2006 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥7,782	¥827,961
March 31, 2006	¥17,212	¥13,925	¥425,929	¥160,805	¥30,937	¥947	¥2,968	¥6,257	¥658,980

Substantially all domestic loans are made under agreements which, as is customary in Japan, provide that a bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantees with respect to the loans, and that the bank may treat any collateral, whether furnished as security for loans or otherwise, as collateral for all indebtedness to the bank. At March 31, 2005 and 2006, such collateralized loans originated by the MUFG Group, which were principally collateralized by real estate, marketable securities and accounts receivable, amounted to ¥7,371,556 million and ¥11,346,054 million, respectively, which represented 18% and 14%, respectively, of the total domestic loans at March 31, 2005 and 2006.

Nonaccrual and restructured loans were ¥1,275,093 million and ¥2,021,670 million at March 31, 2005 and 2006, respectively. Had interest on these loans been accrued pursuant to the original terms, gross interest income on such loans for the fiscal years ended March 31, 2005 and 2006 would have been approximately ¥34.3 billion and ¥70.2 billion, respectively, of which approximately ¥26.5 billion and ¥46.9 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of income. Accruing loans contractually past due 90 days or more were ¥10,111 million and ¥23,008 million at March 31, 2005 and 2006, respectively.

The MUFG Group provided commitments to extend credit to customers with restructured loans. The amounts of such commitments were ¥20,045 million and ¥5,361 million at March 31, 2005 and 2006, respectively. See Note 26 for further discussion of commitments to extend credit.

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2005 and 2006 is shown below:

	2005		2006
	Recorded loan balance	Impairment allowance	Recorded loan balance	Impairment allowance
	(in millions)
Requiring an impairment allowance	¥1,041,992	¥460,395	¥1,205,628	¥441,444
Not requiring an impairment allowance	147,321	—	253,996	—

Total	¥1,189,313	¥460,395	¥1,459,624	¥441,444

Note:	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥15,327 million and ¥222 million at March 31, 2005 and 2006, respectively.

The average recorded investments in impaired loans were approximately ¥2,083 billion, ¥1,486 billion and ¥1,244 billion, respectively, for the fiscal years ended March 31, 2004, 2005 and 2006.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended March 31, 2004, 2005 and 2006, the MUFG Group recognized interest income of approximately ¥38.2 billion, ¥30.9 billion and ¥25.8 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal was certain; otherwise, cash receipts are applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

Loans Acquired in a Transfer

In accordance with SOP 03-3, the details of which are discussed in Note 1—Accounting Changes, the following table sets forth information primarily about loans of the ex-UFJ Holdings Group acquired in connection with the merger, for which it is probable, at acquisition, that the MUFG Group will be unable to collect all contractually required payments receivable.

2006
(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisition	¥3,506,033
Cash flows expected to be collected at acquisition	1,505,303
Fair value of loans at acquisition	1,395,774

Accretable yield for loans within the scope of SOP 03-3:
Balance at beginning of fiscal year	¥—
Additions	109,529
Accretion	(206,321)
Disposals	(34,765)
Reclassifications from (to) nonaccretable difference	258,686

Balance at end of fiscal year	¥127,129

Loans within the scope of SOP 03-3:
Outstanding balance, beginning of fiscal year	¥—
Outstanding balance, end of fiscal year	2,029,191
Carrying amount, beginning of fiscal year	—
Carrying amount, end of fiscal year	897,657

For those loans within the scope of SOP 03-3 for which no yield has been accreted, the carrying amount at the acquisition date for loans acquired during the fiscal year ended March 31, 2006 was ¥489,330 million and the carrying amount of all loans at March 31, 2006 was ¥310,521 million. The additional provisions during the fiscal year ended March 31, 2006 was ¥27,010 million, and as a result, the amount of allowance for credit losses was ¥27,010 million at March 31, 2006. The MUFG Group considered prepayments in the determination of contractual cash flows and cash flows expected to be collected based on historical results.

Lease Receivable

As part of its financing activities, the MUFG Group enters into leasing arrangements with customers. The MUFG Group’s leasing operations are performed through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and transportation equipment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2005 and 2006, the components of the investment in direct financing leases were as follows:

	2005(1)	2006
	(in millions)
Minimum lease payment receivable	¥578,370	¥1,085,897
Estimated residual values of leased property	38,179	42,183
Less—unearned income	(43,306)	(72,377)

Net investment in direct financing leases	¥573,243	¥1,055,703

Note:

(1)	The balances and components of the investment in direct financing leases at March 31, 2005 have been restated as follows:

	As previously reported	As restated
	(in millions)
Minimum lease payment receivable	¥539,180	¥578,370
Estimated residual values of leased property	29,509	38,179
Less—unearned income	(47,807)	(43,306)

Net investment in direct financing leases	¥520,882	¥573,243

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2006 were as follows:

Direct financing leases
(in millions)
Fiscal year ending March 31:
2007	¥301,884
2008	227,716
2009	189,729
2010	129,797
2011	83,082
2012 and thereafter	153,689

Total minimum lease payment receivables	¥1,085,897

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

Financial institutions, including the MUFG Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the MUFG Group

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

made loans of ¥407,078 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. On October 1, 2005, the MUFG Group acquired, at fair value, loans of the ex-UFJ Holdings Group to HLAC in connection with the merger with UFJ Holdings. During the fiscal years ended March 31, 2005 and 2006, certain of these loans were repaid before maturity. At March 31, 2005 and 2006, outstanding loans to HLAC were ¥277,406 million and ¥265,213 million, respectively.

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The MUFG Group made non-interest-earning deposits of ¥176,089 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. On October 1, 2005, the MUFG Group acquired, at fair value, non-interest-earning deposits of the ex-UFJ Holdings Group with the Special Fund and the New Fund. The deposit balances as of March 31, 2005 and 2006, which are included in Other Assets, were ¥145,103 million and ¥351,705 million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of HLAC.

It is uncertain what losses (so-called “stage two loss”), if any, may ultimately be incurred by RCC through the collection of the Jusen loans during the 15-year term. If any such losses ultimately occur, the Japanese government will be liable for half of such losses, and the investment income to be earned by the Special Fund during the 15 years is to be used to cover the remaining half of the losses. The investment income to be earned by the New Fund during the 15 years is to be used to compensate for a portion of the public funds used for the Jusen restructuring.

At this time management believes all loans and deposits will be collectible according to their respective terms.

Sales of Loans

The MUFG Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. The Financial Services Agency of Japan (the “FSA”) announced in October 2002 that it will strive to reduce the aggregate ratio of nonperforming loans to total loans of major Japanese banks, including MUFG’s domestic banking subsidiaries, by approximately half by March 31, 2005. Pursuant to the FSA’s policy and in order to improve its loan quality, BTMU and MUTB actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third party purchasers including RCC without any continuing involvement. Management of BTMU and MUTB generally decide on approvals for disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. For the fiscal year ended March 31, 2003, the loss on sales of loans, which represents an additional provision for credit losses on such decision, was ¥45,004 million. The gains on sales of loans were ¥8,678 million, ¥15,417 million and ¥47,083 million for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. Such gains and losses are included in the provision (credit) for credit losses and gains on sales of loans in the accompanying consolidated statements of income.

Loan Securitization

The MUFG Group had no significant transfers of loans in securitization transactions accounted for as sales for the fiscal years ended March 31, 2004 and 2006, and did not retain any significant interests associated with loans transferred in securitizations at March 31, 2006. The MUFG Group securitized mortgage loans in the fiscal

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

year ended March 31, 2005. After securitizations of mortgage loans, the MUFG Group provides servicing and advancing lines for the loans transferred to the trust. As a result of the securitization, the MUFG Group received proceeds of ¥8,620 million and recognized gains of ¥154 million for the fiscal year ended March 31, 2005. The MUFG Group did not possess any retained interests associated with the securitizations at March 31, 2005.

Related Party Loans

In some cases, the banking subsidiaries of MUFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2005 and 2006, outstanding loans to such related parties were not significant.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2004, 2005 and 2006, there were no loans to related parties that were charged-off. Additionally, at March 31, 2005 and 2006, there were no loans to related parties that were impaired.

8.    ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the fiscal years ended March 31, 2004, 2005 and 2006 are shown below:

	2004	2005	2006
	(in millions)
Balance at beginning of fiscal year	¥1,360,136	¥888,120	¥739,872
Additions resulting from the merger with UFJ Holdings(1)	—	—	287,516
Provision (credit) for credit losses	(114,364)	108,338	110,167
Charge-offs	377,846	297,939	164,733
Less—Recoveries	40,970	37,317	28,598

Net charge-offs	336,876	260,622	136,135
Others(2)	(20,776)	4,036	10,807

Balance at end of fiscal year	¥888,120	¥739,872	¥1,012,227

Notes:
(1)	Additions resulting from the merger with UFJ Holdings represent the valuation allowance for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others principally include foreign exchange translation and discontinued operations adjustments.

As explained in Note 7, nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include the decrease in the allowance for credit losses due to loan disposal activity amounting to ¥124.6 billion, ¥25.1 billion and ¥25.9 billion for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2005 and 2006 consisted of the following:

	2005	2006
	(in millions)
Land	¥170,834	¥471,184
Buildings	415,606	576,899
Equipment and furniture	440,258	565,857
Leasehold improvements	229,938	308,905
Construction in progress	2,923	6,703

Total	1,259,559	1,929,548
Less accumulated depreciation	690,753	755,971

Premises and equipment—net	¥568,806	¥1,173,577

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥46,707 million and ¥117,283 million at March 31, 2005 and 2006, respectively. Accumulated depreciation on such capitalized leases at March 31, 2005 and 2006 amounted to ¥31,261 million and ¥42,515 million, respectively.

Depreciation expense of premises and equipment for the fiscal years ended March 31, 2004, 2005 and 2006 was ¥55,637 million, ¥47,048 million and ¥81,282 million, respectively.

In March 1999, ex-BTM sold a 50% undivided interest in its head office building and land (including structure and equipment) for ¥91,500 million and a 50% undivided interest in its main office building and land (including structure and equipment) for ¥9,100 million to a real estate company. At the same time, ex-BTM entered an agreement to lease back the 50% undivided interest in the buildings sold from the buyer over a period of 7 years. BTMU has accounted for these transactions as financing arrangements, and recorded the total proceeds of ¥100,600 million as a financing obligation.

In August 2005, ex-BTM bought back a 50% undivided interest in these office buildings and land for ¥111,597 million. The buy back resulted in an extinguishment of debt of ¥103,731 million, which included the finance obligation for the 50% of any improvements that was paid by the real estate company, and loss on extinguishment of liabilities of ¥7,866 million. The repurchase was undertaken to increase the stability and flexibility of the property as the office buildings and land are expected to function as a significant piece of the infrastructure for BTMU.

Before the merger, ex-UFJ Bank entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for their business operations, including bank branches. Ex-UFJ Bank either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, ex-UFJ Bank was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the consolidated balance sheets and depreciated. Upon the merger with UFJ Holdings at October 1, 2005, the MUFG Group recorded the properties at fair value. At March 31, 2006, the financing obligation was ¥81,003 million.

For the fiscal years ended March 31, 2004, 2005 and 2006, the MUFG Group recognized ¥5,822 million, ¥1,591 million and ¥7,201 million, respectively, of impairment losses for long-lived assets, primarily domestic

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

real estate which was either formerly used for its domestic banking operations and is no longer used or real estate that is being used where recovery of carrying amount is doubtful. In addition, ¥8,661 million, ¥2,612 million and ¥1,941 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

10.    GOODWILL AND OTHER INTANGIBLE ASSETS

The MUFG Group applied SFAS No. 142 which requires that goodwill be tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets with finite useful lives continue to be amortized over their useful lives while intangible assets with indefinite lives are subject to impairment testing at least annually.

Goodwill

As discussed in Note 30, effective October 1, 2005, the MUFG Group integrated the operations of the former UFJ Holdings into its integrated business group system. The changes in the carrying amount of goodwill during the fiscal year ended March 31, 2005 were originally described in accordance with former business segments, but have been reclassified to conform to the new basis of segmentation for the fiscal year ended March 31, 2006.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Business Group	Global Markets	Total
			Overseas
		Domestic	Other than UNBC	UNBC	Overseas Total	Total
	(in millions)
For the fiscal year ended March 31, 2005
Balance at March 31, 2004	¥70	¥15,078	¥—	¥26,807	¥26,807	¥41,885	¥14,735	¥—	¥56,690
Goodwill acquired during the fiscal year	—	—	—	31,105	31,105	31,105	—	—	31,105
Goodwill written off related to decrease in shareholdings	(70)	—	—	—	—	—	—	—	(70)
Foreign currency translation adjustments and other	—	—	—	(1,891)	(1,891)	(1,891)	—	—	(1,891)

Balance at March 31, 2005	¥—	¥15,078	¥—	¥56,021	¥56,021	¥71,099	¥14,735	¥—	¥85,834

For the fiscal year ended March 31, 2006
Balance at March 31, 2005	¥—	¥15,078	¥—	¥56,021	¥56,021	¥71,099	¥14,735	¥—	¥85,834
Goodwill acquired during the fiscal year	741,006	837,608	148,613	14,313	162,926	1,000,534	7,792	2,300	1,751,632
Foreign currency translation adjustments and other	—	(128)	—	6,610	6,610	6,482	—	—	6,482

Balance at March 31, 2006	¥741,006	¥852,558	¥148,613	¥76,944	¥225,557	¥1,078,115	¥22,527	¥2,300	¥1,843,948

Notes:

(1)	See Note 30 for the business segment information of the MUFG Group.
(2)	See Note 2 for the goodwill acquired in connection with the merger with UFJ Holdings.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2005 and 2006:

	2005			2006
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥480,111	¥243,201	¥236,910	¥856,988	¥404,629	¥452,359
Core deposit intangibles	7,006	3,113	3,893	589,035	49,439	539,596
Customer relationships	—	—	—	341,863	24,409	317,454
Trade names	—	—	—	33,990	890	33,100
Other	10,723	6,610	4,113	12,832	8,395	4,437

Total	¥497,840	¥252,924	244,916	¥1,834,708	¥487,762	1,346,946

Intangible assets recorded in connection with the additional minimum pension liabilities under SFAS No. 87 (See Note 18)			3,846			1,985
Intangible assets not subject to amortization:
Indefinite-lived customer relationships			—			126,427
Indefinite-lived trade names			—			17,682
Other			4,468			11,455

Total			4,468			155,564

Total			¥253,230			¥1,504,495

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2006 amounted to ¥1,281,702 million, which primarily consisted of ¥323,765 million of software, ¥581,096 million of core deposit intangibles, ¥341,863 million of customer relationships and ¥33,990 million of trade names. The weighted average amortization periods for these assets are 5 years, 18 years, 20 years and 19 years, respectively. There is no significant residual value estimated for these assets.

Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2006 amounted to ¥155,277 million, which primarily consisted of ¥126,427 million of indefinite-lived customer relationships and ¥17,682 million of indefinite-lived trade names.

See Note 2 for disclosures of acquired intangible assets in connection with the merger with UFJ Holdings.

For the fiscal years ended March 31, 2004, 2005 and 2006, the MUFG Group recognized ¥215 million, ¥2,216 million and ¥251 million, respectively, of impairment losses for intangible assets not subject to amortization, which primarily consisted of leasehold and telephone subscription rights, whose carrying amount exceeded their fair value. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(in millions)
Fiscal year ending March 31:
2007	¥261,271
2008	217,969
2009	178,642
2010	140,721
2011	108,523

11.    INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2004, 2005 and 2006 was as follows:

	2004	2005	2006
	(in millions)
Current:
Domestic	¥4,225	¥12,209	¥41,279
Foreign	42,541	56,991	56,933

Total	46,766	69,200	98,212

Deferred:
Domestic	292,357	227,100	70,942
Foreign	16,185	7,455	(3,681)

Total	308,542	234,555	67,261

Income tax expense from continuing operations	355,308	303,755	165,473
Income tax expense from discontinued operations	3,253	1,502	8,077
Income tax benefit from cumulative effect of a change in accounting principle	—	—	(6,605)
Income tax expense (benefit) reported in shareholders’ equity relating to:
Investment securities available for sale	283,182	2,602	877,198
Derivatives qualifying for cash flow hedges	(1,789)	(198)	(1,065)
Minimum pension liability adjustments	46,395	6,830	92,890
Foreign currency translation adjustments	(4,595)	7,511	6,786

Total	323,193	16,745	975,809

Total	¥681,754	¥322,002	¥1,142,754

Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 39.9%, 40.6% and 40.6%, respectively, for the fiscal years ended March 31, 2004, 2005 and 2006. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Consolidated Corporate Tax

In March 2003, ex-MTFG’s application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system became effective for the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fiscal year ended March 31, 2003. The consolidated corporate-tax system allowed companies to base tax payments on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. Due to the adoption of the consolidated corporate-tax system, the ex-MTFG Group was required to pay, for the fiscal years ended March 31, 2003 and 2004, a surcharge tax of 2.0% of taxable income in addition to the national corporate income tax rate.

In February 2005, ex-MTFG’s application to suspend the consolidated corporate-tax system was approved by the Japanese tax authorities. The ex-MTFG Group filed, for the fiscal year ended March 31, 2005, its tax returns under the consolidated corporate-tax system. Due to the suspension of the consolidated corporate-tax system, deferred income taxes had been calculated separately based on temporary differences as of March 31, 2005 and future taxable income at each company.

Bank Tax

On March 30, 2000, the Tokyo Metropolitan Assembly passed a new tax rule that changed the basis on which it taxes large banks conducting business in Tokyo. Ex-BTM and ex-Mitsubishi Trust had been subject to the new rule. The new rule required large banks to pay a 3.0% local tax on their gross operating income derived from their Tokyo operations for a period of five fiscal years commencing April 1, 2000.

On May 30, 2000, the Osaka Prefectural Assembly also passed a new tax rule that is substantially the same as the rule approved by the Tokyo Metropolitan Assembly. The new rule required large banks to pay a 3.0% local tax on their gross operating income derived from Osaka operations for a period of five fiscal years commencing April 1, 2001.

The banks subject to the new tax rule, including ex-BTM and ex-Mitsubishi Trust, filed a complaint in October 2000 with the Tokyo District Court, calling for nullification of the new tax, which they claimed, unfairly targets banks. On March 26, 2002, the Tokyo District Court rejected the new tax enacted by the Tokyo Metropolitan Assembly. The court ordered the Tokyo Metropolitan Government to refund ¥72.4 billion in tax payments to 18 major banks and to pay an additional ¥1.8 billion in compensation.

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

On January 30, 2003, the Tokyo High Court also rejected the new tax rule and ordered the Tokyo Metropolitan Government to refund tax payments that the banks had paid over the past two years, which represents the difference between the 3.0% tax on the gross operating profits paid by the banks and the amount computed based on net income under the former rule. The order included the refund of ¥30.4 billion to ex-BTM and ex-Mitsubishi Trust. However, the Tokyo High Court reversed the lower court on the issue of additional compensation. The Tokyo Metropolitan Government appealed this decision to the Supreme Court of Japan.

On October 8, 2003, ex-BTM and ex-Mitsubishi Trust made a settlement-at-court with the Tokyo Metropolitan Government and the Tokyo Governor and withdrew their complaints regarding the Tokyo Metropolitan Government’s tax on large banks. The settlement included (a) a revision of the applicable tax rate to 0.9% from 3.0%, effective retroactive to the date of the enactment of the local tax in the fiscal year ended

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2001 and (b) a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. On October 7, 2003, the ex-MTFG Group received a tax refund plus accrued interest amounting to ¥41,989 million.

In March 2003, the Japanese government amended the local tax law. Under the amended local tax law, a corporation size-based enterprise tax was effective, which superseded the current enterprise tax, including the local taxes levied by the Tokyo Metropolitan Government and Osaka Prefectural Government, from the fiscal year ended March 31, 2005. As a result, the normal effective statutory tax rate for the fiscal year ended March 31, 2005 used in calculating the future expected tax effects of temporary differences as of March 31, 2003 was approximately 40.5%.

In October 2003, the Tokyo Metropolitan Government and the Osaka Prefectural Government enacted a surcharge tax on the enterprise tax under the local tax law amended in March 2003. As a result, the normal effective statutory tax rate increased approximately 0.1% to approximately 40.6% effective for the fiscal year ended March 31, 2005. The change in tax rate, used in calculating the future expected tax effects of temporary differences, resulted in a decrease of ¥3,410 million in income tax expense for the fiscal year ended March 31, 2004.

Merger

Under the Japanese corporate tax law, the merger between ex-MTFG and ex-UFJ Holdings as well as those between their principal subsidiaries, including banks, trust banks, and securities companies, were treated as a tax qualified merger, and the tax basis of assets and liabilities and the operating loss carryforwards of ex-UFJ Holdings and its principal subsidiaries were carried forward in the combined entities’ income tax returns. As a result, the tax items comprising MUFG’s deferred tax assets and liabilities have significantly increased at March 31, 2006 as compared to those at March 31, 2005.

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2004, 2005 and 2006 was as follows:

	2004	2005	2006
Combined normal effective statutory tax rate	39.9%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.1	0.4	0.7
Dividends from foreign subsidiaries	0.7	1.1	1.6
Foreign tax credit and payments	0.5	1.6	1.4
Higher (lower) tax rates applicable to income of subsidiaries	0.1	(0.8)	(6.9)
Foreign tax assessment (refund)	(0.1)	—	—
Minority interests	1.2	1.6	9.5
Change in valuation allowance	(12.6)	(2.6)	0.2
Enacted change in tax rates	(0.3)	—	—
Realization of previously unrecognized tax effects of subsidiaries	(1.2)	(0.1)	(16.5)
Nontaxable dividends received	(0.6)	(1.2)	(1.7)
Tax expense on capital transactions by a subsidiary	—	—	4.4
Other—net	2.5	1.7	(2.1)

Effective income tax rate	30.2%	42.3%	31.2%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities are computed for each tax jurisdiction using current enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2005 and 2006 were as follows:

	2005	2006
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥418,641	¥693,399
Net operating loss carryforwards	532,166	1,641,837
Loans	—	121,111
Accrued severance indemnities and pension liabilities	99,635	55,552
Accrued liabilities and other	116,066	352,261
Sale-and-leaseback transactions	39,384	49,253
Derivative financial instruments	31,656	202,346
Valuation allowance(1)	(112,955)	(431,619)

Total deferred tax assets	1,124,593	2,684,140

Deferred tax liabilities:
Investment securities	292,151	1,048,356
Intangible assets	—	430,550
Equipment and auto leasing	89,623	67,702
Other	43,468	87,205

Total deferred tax liabilities	425,242	1,633,813

Net deferred tax assets	¥699,351	¥1,050,327

Note:

(1)	At October 1, 2005, ¥337 billion of the valuation allowance related to gross deferred tax assets was attributable to the merger with UFJ Holdings. Future recognition of the tax attributes associated with these gross deferred tax assets would result in tax benefits being allocated to reduce goodwill or other noncurrent intangible assets.

The valuation allowance was provided primarily against deferred tax assets recorded at the MUFG Group’s domestic subsidiaries with operating loss carryforwards. The amount of the valuation allowance is determined based on review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2005 and 2006 to the extent that it is more likely than not that they will not be realized. The net changes in the valuation allowance for deferred tax assets were a decrease of ¥20,848 million and an increase of ¥318,664 million for the fiscal years ended March 31, 2005 and 2006, respectively. The decrease for the fiscal year ended March 31, 2005 primarily reflected the realization of such operating loss carryforwards of certain subsidiaries corresponding to better-than-expected taxable income before deducting carryforwards, and the increase for the fiscal year ended March 31, 2006 primarily reflected an increase in the numbers of subsidiaries for which a valuation allowance was recognized against the deferred tax assets as a result of the merger with UFJ Holdings.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2006, the MUFG Group had operating loss carryforwards of ¥4,036,796 million and tax credit carryforwards of ¥1,165 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2007	¥2,837	¥—
2008	—	—
2009	62,745	—
2010	2,275,163	—
2011	209,683	—
2012	1,141,113	—
2013 and thereafter	325,407	599
No definite expiration date	19,848	566

Total	¥4,036,796	¥1,165

In March 2004, the Japanese government extended the period for operating loss carryforwards from 5 years to 7 years under the corporate tax law. This applied retroactively to operating loss carryforwards since fiscal years beginning on or after April 1, 2001.

Income taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2006, such undistributed earnings of foreign subsidiaries amounted to approximately ¥319 billion. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither plans nor the intention of disposing of investments in foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize its foreign subsidiaries’ undistributed earnings. Rather, MUFG will receive a return on investments in foreign subsidiaries by way of dividends.

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal years ended March 31, 2004, 2005 and 2006 was as follows:

	2004	2005	2006
	(in millions)
Domestic income	¥920,256	¥555,980	¥346,567
Foreign income	256,108	162,414	183,106

Total	¥1,176,364	¥718,394	¥529,673

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2006, assets mortgaged, pledged, or otherwise subject to lien were as follows:

(in millions)
Due from banks	¥18
Trading account securities	3,970,966
Investment securities	6,392,244
Loans	7,904,440
Other	84,281

Total	¥18,351,949

The above pledged assets are classified by type of liabilities to which they relate as follows:

(in millions)
Deposits	¥343,615
Call money and funds purchased	1,302,514
Payables under repurchase agreements and securities lending transactions	7,192,725
Other short-term borrowings and long-term debt	9,508,260
Other	4,835

Total	¥18,351,949

In addition, at March 31, 2006, certain investment securities, principally Japanese national government and Japanese government agency bonds, and other assets aggregating ¥13,588,630 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

Under Japanese law, Japanese banks are required to maintain certain minimum reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2005 and 2006, the reserve funds maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥3,126,141 million and ¥4,265,954 million, respectively. Average reserves during the fiscal years ended March 31, 2005 and 2006 were ¥3,745,640 million and ¥5,300,571 million, respectively.

Collateral

The MUFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and note receivables and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the MUFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

provisions of the existing statutes, contract or certain market practices. If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2006, the MUFG Group pledged ¥20,996 billion of assets that may not be sold or repledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2005 and 2006, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was approximately ¥11,777 billion and ¥13,160 billion, respectively, of which approximately ¥5,560 billion and ¥4,503 billion, respectively, was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the MUFG Group does not dispose of before the counterparties’ default in accordance with the customary practice within the Japanese banking industry.

13.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$85 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2006) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were ¥14,743,535 million and ¥7,236,237 million, respectively, at March 31, 2005, and ¥22,752,025 million and ¥8,252,109 million, respectively, at March 31, 2006.

(Note:	The balances of time deposits, including CDs, issued in amounts of ¥10 million or more with respect to domestic deposits at March 31, 2005 have been restated from ¥14,770,925 million to ¥14,743,535 million.)

The maturity information at March 31, 2006 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥31,169,226	¥9,708,348
Due after one year through two years	4,438,802	105,074
Due after two years through three years	4,233,844	40,661
Due after three years through four years	1,300,930	53,567
Due after four years through five years	1,875,909	13,341
Due after five years	365,620	40,687

Total	¥43,384,331	¥9,961,678

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    DEBENTURES

In Japan, certain banks, including ex-BTM, were authorized to issue discount and coupon debentures in the domestic market under applicable banking laws. The Bank of Tokyo, Ltd., which merged with The Mitsubishi Bank, Limited to create ex-BTM, was authorized to issue such debentures and, after the merger in 1996, ex-BTM was also permitted to issue discount and coupon debentures in the domestic market through March 2002 under the Law concerning the Merger and Conversion of Financial Institutions of Japan.

All of the remaining debentures of ¥265,957 million at March 31, 2004 matured in the fiscal year ended March 31, 2005.

15.    CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
	(in millions, except percentages)
Average balance during the fiscal year:
Call money and funds purchased	¥2,492,308	¥2,230,340	¥2,566,249
Call loans and funds sold	585,506	827,111	1,313,166

Net funds purchased position	¥1,906,802	¥1,403,229	¥1,253,083

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥2,871,851	¥1,521,057	¥2,273,754
Principal range of maturities	1 day to 30 days	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.26%	0.40%	0.51%
Maximum balance at any month-end during the fiscal year	¥4,437,982	¥3,048,831	¥3,623,400
Weighted average interest rate paid during the fiscal year	0.40%	0.32%	0.29%

Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

16.    DUE TO TRUST ACCOUNT

MUTB holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.

However, excess cash funds of individual trust accounts are often placed with MUTB which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions for the fiscal years ended March 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
	(in millions, except percentages)
Average balance outstanding during the fiscal year	¥1,326,313	¥1,349,118	¥2,099,745
Maximum balance at any month-end during the fiscal year	1,403,734	1,411,055	3,438,160
Weighted average interest rate during the fiscal year	0.37%	0.29%	0.24%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2005 and 2006, the MUFG Group had unused lines of credit for short-term financing amounting to ¥5,379,102 million and ¥11,280,010 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2005 and 2006 were comprised of the following:

	2005	2006
	(in millions, except percentages)
Domestic offices:
Loans on notes and acceptances transferred with recourse (rediscount)	¥7,665,600	¥7,208,579
Commercial paper(1)	1,580,380	1,145,931
Borrowings from financial institutions(1)	348,780	424,575
Other	71,713	188,948

Total domestic offices	9,666,473	8,968,033

Foreign offices:
Commercial paper	929,818	1,273,869
Other	128,590	292,509

Total foreign offices	1,058,408	1,566,378

Total	10,724,881	10,534,411
Less unamortized discount	106	33

Other short-term borrowings—net	¥10,724,775	¥10,534,378

Weighted average interest rate on outstanding balance at end of fiscal year	0.24%	0.68%

Note:

(1)	The balances of commercial paper and borrowings from financial institutions included in domestic offices at March 31, 2005 have been restated from ¥1,490,900 million and ¥438,260 million to ¥1,580,380 million and ¥348,780 million, respectively.

A summary of other short-term borrowing transactions for the fiscal years ended March 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
	(in millions, except percentages)
Average balance outstanding during the fiscal year	¥3,727,461	¥9,413,280	¥11,828,663
Maximum balance at any month-end during the fiscal year	5,663,067	12,380,021	16,059,642
Weighted average interest rate during the fiscal year	0.40%	0.24%	0.54%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2005 and 2006 was comprised of the following:

	2005	2006
	(in millions)
MUFG:
Obligations under capital leases	¥—	¥7
Unsubordinated debt:
Fixed rate bonds, payable in Japanese yen, due 2007-2011, principally 0.31%-1.21%	200,000	650,000
Floating rate bonds, payable in Japanese yen, due 2008, principally 1.68%	—	50,000
Subordinated debt:
Floating rate bonds, payable in United States dollars, no stated maturity, 6.25%	—	587
Floating rate bonds, payable in Euro, no stated maturity, 4.75%	—	714
Floating rate bonds, payable in Japanese yen, no stated maturity, principally 2.42%-2.78%	—	25,836

Total	200,000	727,144

BTMU:
Obligations under capital leases	¥22,457	¥175,107
Obligation under sale-and-leaseback transactions	103,658	81,003
Unsubordinated debt:
Insurance companies and other institutions, maturing serially through 2012, principally 3.13%-3.67%	120,617	36,048
Fixed rate bonds, payable in Great Britain pound, due 2006, principally 3.15%	—	2,002
Fixed rate bonds, payable in Japanese yen, due 2006-2022, principally 0.22%-2.69%	1,881,845	2,649,092
Fixed rate borrowings, payable in Japanese yen, due 2006-2031, principally 0.00%-7.30%	—	36,842
Fixed rate borrowings, payable in Philippine peso, due 2009, principally 8.82%	—	580
Fixed rate borrowings, payable in Thai baht, due 2009-2013, principally 4.10%-5.65%	—	3,684
Fixed rate borrowings, payable in United States dollars, due 2009-2018, principally 0.64%-0.75%	—	18,856
Adjustable rate borrowings, payable in United States dollars, due 2006-2011, principally 2.94%-4.72%	—	2,057
Floating rate borrowings, payable in United States dollars, due 2007-2008, principally 4.16%-4.63%	—	84,570
Subordinated debt:
Insurance companies and other institutions, due 2006-2010, principally 0.16%-0.51%	9,000	5,000
Fixed rate bonds, payable in United States dollars, due 2010-2011, principally 7.40%-8.40%	214,684	495,290
Fixed rate borrowings, payable in United States dollars, due 2008-2013, principally 6.76%-8.98%	—	580,304
Fixed rate bonds, payable in Japanese yen, due 2006-2020, principally 1.13%-7.74%	390,000	519,822
Fixed rate borrowings, payable in Japanese yen, due 2006-2016, principally 1.63%-6.20%	399,266	585,285
Adjustable rate borrowings, payable in United States dollars, due 2006 , principally 2.90%	—	293
Adjustable rate bonds, payable in Japanese yen, due 2011-2012, principally 0.60%-1.05%	33,000	31,700
Adjustable rate borrowings, payable in Japanese yen, due 2006-2021, principally 0.16%-2.02%	184,500	206,500
Adjustable rate borrowings, payable in Chinese yuan, due 2006, 2.80%	259	—
Floating rate bonds, payable in Euro, due 2015, principally 3.50%	—	142,810
Floating rate bonds, payable in Japanese yen, due 2011-2013, principally 0.71%-1.27%	—	81,000
Floating rate borrowings, payable in Japanese yen, due 2006-2035, principally 0.07%-4.03%	509,308	1,619,369
Floating rate borrowings, payable in United States dollars, due 2015-2016, principally 5.05%-6.25%	32,217	376,844
Floating rate borrowings, payable in Euro, due 2015-2016, principally 2.70%-4.75%	41,661	227,068
Obligations under loan securitization transaction accounted for as secured borrowings, due 2006-2043, principally 0.28%-2.17%	480,969	2,045,116

Total	4,423,441	10,006,242

MUTB:
Obligations under capital leases	¥172	¥1,596
Unsubordinated debt:
Insurance companies and other institutions, maturing serially through 2016, principally 0.25%-5.79%	71,298	62,329
Subordinated debt:
Fixed rate borrowings, payable in Japanese yen, due 2006-2016, principally 1.25%-4.60%	100,200	110,658
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 2.35%-3.15%	20,300	2,900
Adjustable rate borrowings, payable in Japanese yen, due 2011-2020, principally 0.72%-4.00%	87,200	49,000
Floating rate borrowings, payable in Japanese yen, due 2006, principally 0.91%	20,000	10,000
Perpetual Bonds payable in Japanese yen, principally 0.76%-2.17%	117,400	107,100
Fixed rate bonds, payable in Japanese yen, due 2010-2014, principally 1.95%-2.70%	60,000	59,367
Adjustable rate bonds, payable in Japanese yen, due 2011-2016, principally 0.34%-2.45%	126,400	182,700
Obligations under loan securitization transaction accounted for as secured borrowings, due 2006-2016, principally 0.4% - 5.79%	13,473	124,945

Total	616,443	710,595

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2005	2006
	(in millions)
Other subsidiaries:
Unsubordinated debt:
Insurance companies and other institutions, due 2006-2013, principally 0.46%-11.62%	¥45,138	¥442,021
0.25% Convertible Bonds due 2014, payable in Japanese yen(2)	49,165	45,422
Fixed rate bonds and notes, payable in United States dollars, due 2006-2023, principally 0.00%-10.00%	44,438	48,508
Fixed rate bonds and notes, payable in Japanese yen, due 2006-2036, principally 0.00%-10.50%	188,316	671,731
Fixed rate bonds and notes, payable in Euro, due 2006-2010, principally 2.87%-6.25%	—	949
Fixed rate bonds and notes, payable in Indonesian rupiah, due 2007, principally 19.00%	—	576
Adjustable rate bonds and notes, payable in United States dollars, due 2011 , principally 4.78%	7,441	3,294
Adjustable rate bonds and notes, payable in Japanese yen, due 2005-2006, principally 1.58%-2.20%	1,390	—
Floating rate bonds and notes, payable in United States dollars, due 2006-2016, principally 2.60%-9.02%	6,564	65,745
Floating rate bonds and notes, payable in Japanese yen, due 2006-2030, principally 0.00%-5.00%	250,549	495,390
Floating rate bonds and notes, payable in Euro, due 2008, 1.55%	708	99
Floating rate bonds and notes, payable in Thai baht, due 2006-2010, principally 0.09%-1.36%	—	964
Floating rate bonds and notes, payable in Hong Kong dollars, due 2011, principally 0.88%	—	714
Obligations under capital leases and other miscellaneous debt	6,035	34,395
Other institutions, due 2006-2009, principally 0.19%-1.85%	—	37,343

Total unsubordinated debt	599,744	1,847,151

Subordinated debt:
Insurance companies and other institutions, due 2006-2014 , principally 0.16%-2.60%	13,745	19,462
Fixed rate bonds and notes, payable in United States dollars, due 2009-2030, principally 4.08%-10.88%	50,875	50,693
Fixed rate bonds and notes, payable in Japanese yen, due 2006-2015, principally 0.55%-4.85%	16,052	24,263
Floating rate bonds and notes, payable in United States dollars, due 2006-2016, principally 5.12-7.35%	1,560	11,852
Floating rate bonds and notes, payable in Japanese yen, due 2007-2010, principally 0.44%-1.00%	59,887	173,774
Other miscellaneous debt	—	153

Total subordinated debt	142,119	280,197

Obligations under loan securitization transaction accounted for as secured borrowings, due 2008, principally 1.66%	—	318,196

Total	741,863	2,445,544

Total	¥5,981,747	¥13,889,525

Notes:

(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of market indices.
(2)	0.25% convertible bonds due 2014 are convertible into common stock of MUS.

BTMU, MUTB and certain other subsidiaries entered into interest rate and currency swaps for certain debt in order to manage exposure to interest rate and currency exchange rate movements. As a result of these swap arrangements, the effective interest rates may differ from the coupon rates reflected in the above table. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2005 and 2006. Certain interest rates are determined by formulas and may be subject to certain minimum and maximum rates. Floating and adjustable rate debt agreements may provide for interest rate floors to prevent negative interest payments (i.e., receipts).

Certain debt agreements permit BTMU, MUTB and some other subsidiaries to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of maturities of long-term debt subsequent to March 31, 2006:

	MUFG	BTMU	MUTB	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2007	¥7	¥1,249,217	¥42,026	¥442,364	¥1,733,614
2008	150,000	868,020	15,788	571,724	1,605,532
2009	220,000	982,462	6,945	352,972	1,562,379
2010	100,000	637,547	21,360	264,028	1,022,935
2011	230,000	929,489	71,470	261,999	1,492,958
2012 and thereafter	27,137	5,339,507	553,006	552,457	6,472,107

Total	¥727,144	¥10,006,242	¥710,595	¥2,445,544	¥13,889,525

18.    SEVERANCE INDEMNITIES AND PENSION PLANS

All employees of MUFG are loaned from its domestic subsidiaries. The employees are subject to severance indemnities and pension plans of each of these subsidiaries as described below, and included in the calculation of benefit costs and liabilities of these subsidiaries.

Domestic Subsidiaries

Effective October 1, 2005, the ex-MTFG Group assumed the obligations of the ex-UFJ Holdings Group’s severance indemnities and pension plans for financial accounting purposes. These plans were similar to those of the ex-MTFG Group. On January 1, 2006, BTMU integrated severance indemnities and pension plans of ex-BTM and ex-UFJ Bank and established new plans, while MUTB had not integrated the plans of ex-Mitsubishi Trust and ex-UFJ Trust at March 31, 2006.

BTMU, MUTB and certain other domestic subsidiaries have severance indemnities plans under which their employees in Japan, other than those who are directors, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities. Under the severance indemnities plans, benefit payments in the form of lump-sum cash payment without allowing a benefit payee an option to receive annuity payments, upon mandatory retirement at normal retirement age or earlier termination of employment, are provided. When a benefit is paid in a single payment to a benefit payee under the plans, the payment represents final relief of the obligation.

BTMU, MUTB and certain other domestic subsidiaries also have funded contributory and non-contributory defined benefit pension plans (private plans) which cover substantially all of their employees in Japan and provide for lifetime annuity payments commencing at age 65 based on eligible compensation at the time of severance, years of service and other factors.

Ex-BTM had Employees’ Pension Fund plans (“EPF”s), which were contributory defined benefit pension plans established under the Japanese Welfare Pension Insurance Law (“JWPIL”). These plans were composed of (a) substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL (similar to social security benefits in the United States) and (b) a corporate portion based on a contributory defined benefit pension arrangement established at the discretion. BTMU and certain domestic subsidiaries with an EPF and their employees were exempted from contributions to Japanese Pension Insurance (“JPI”) that would otherwise be required if they had not elected to fund the substitutional portion of the benefit through an EPF arrangement. The EPF, in turn, had paid both the corporate and substitutional pension benefits to retired

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

beneficiaries out of its plan assets. Benefits of the substitutional portion had been based on a standard remuneration schedule as determined by the JWPIL, but the benefits of the corporate portion had been based on a formula determined by each employer/EPF. Pension benefits and plan assets applicable to the substitutional portion had been included with the corporate portion in the determination of net periodic costs and funded status.

In June 2001, JWPIL was amended to permit each employer/EPF’s to separate the substitutional portion from its EPF’s and transfer the obligation and related assets to the government. The separation process occurred in several phases.

In June 2003, ex-BTM submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, ex-BTM made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. To complete the separation process, the substitutional obligation and related plan assets were transferred to a government agency on March 28, 2005.

In accordance with EITF 03-2, the details of which are discussed in Note 1—Accounting Changes, ex-BTM recognized (1) the difference of ¥103,001 million between the accumulated benefit obligations settled and the assets transferred to the Japanese Government as a government grant for transfer of the substitutional portion of EPF’s, (2) the proportionate amount of the net unrealized loss of ¥69,257 million for the substitutional portion as settlement loss, and (3) the difference of ¥1,221 million between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion, as gain on derecognition of previously accrued salary progression for the fiscal year ended March 31, 2006.

The remaining portion of the EPF (that is, the corporate portion) continued to exist as a Corporate Defined Benefit Pension plan (“CDBP”), although, from a legal or regulatory perspective, the EPF is deemed to have been dissolved and a CDBP is deemed newly established when the separation process completed. Subsequent to the separation process, ex-BTM transferred the remaining corporate portion of the EPF into a CDBP. On October 1, 2005, ex-BTM assumed ex-UFJ Bank’s non-contributory CDBP for financial accounting purposes, while ex-BTM’s CDBP was a contributory plan at that time. On January 1, 2006, BTMU integrated the pension plans of both banks and established a new non-contributory pension plan. The integration resulted in the change of the amounts of benefits earned based on employees’ services rendered in prior fiscal periods. The plan amendment will be accounted for in the fiscal year ending March 31, 2007, since the plan amendment occurred after BTMU’s measurement date of December 31. The plan amendment is not expected to have a materially adverse impact on the MUFG Group’s results of operations and financial position.

At March 31, 2006, MUTB and certain other domestic subsidiaries have EPFs which are comprised of substitutional portion and corporate portion.

BTMU and MUTB also have closed Tax-Qualified Pension Plans (“closed TQPPs”), funded contributory and non-contributory defined benefit pension plans, providing benefits to certain retired employees, excluding directors, in Japan, based on eligible compensation at the time of severance, years of service and other factors.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic cost of the severance indemnities and pension plans for the fiscal years ended March 31, 2004, 2005 and 2006 included the following components:

	2004	2005	2006
	(in millions, except percentages)
Service cost—benefits earned during the fiscal year	¥25,486	¥21,474	¥27,545
Interest costs on projected benefit obligation	20,126	21,997	25,319
Expected return on plan assets	(18,547)	(31,206)	(37,916)
Amortization of unrecognized net obligation at transition	3,943	2,498	2,157
Amortization of unrecognized prior service cost	(1,047)	(1,047)	(1,091)
Amortization of net actuarial loss	34,873	21,742	15,700
Loss on settlements	4,292	3,047	68,940
Gain on derecognition of previously accrued salary progression	—	—	(1,221)

Net periodic benefit cost	¥69,126	¥38,505	¥99,433

Weighted-average assumptions used:
Discount rates in determining expense	1.88%	2.10%	2.17	%(1)
Discount rates in determining benefit obligation	2.10	2.19	2.12
Rates of increase in future compensation level for determining expense	2.96	3.12	3.29	(1)
Rates of increase in future compensation level for determining benefit obligation	3.12	3.21	2.95
Expected rates of return on plan assets	2.67	3.45	3.37	(1)

Note:

(1)	Weighted-average assumptions used in determining expenses for the fiscal year ended March 31, 2006 in the above table are for the ex-MTFG Group only. These assumptions used for the ex-UFJ Holdings Group, related to expenses recognized since October 1, 2005, were as follows:

2006
Discount rates in determining expense	2.13%
Rates of increase in future compensation level for determining expense	4.60
Expected rates of return on plan assets	2.75

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2005 and 2006 for the plans of BTMU, MUTB and certain other domestic subsidiaries. BTMU and some of its domestic subsidiaries have measured plan assets and benefit obligations at December 31 for the purpose of financial statements, whereas MUTB has used March 31 for the measurement date. Accordingly, funded status and amounts recognized in the table below shows the combined amounts of those presented in the consolidated financial statements of these subsidiaries.

	2005			2006
	Severance indemnities plans and non- contributory pension plans	Contributory pension plans	Total	Severance indemnities plans and non- contributory pension plans	Contributory pension plans	Total
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥177,055	¥881,017	¥1,058,072	¥173,652	¥905,802	¥1,079,454
Service cost	8,611	12,863	21,474	13,613	13,932	27,545
Interest cost	3,484	18,513	21,997	7,461	17,858	25,319
Plan participants’ contributions	—	1,404	1,404	—	1,777	1,777
Amendments	—	—	—	(8,786)	—	(8,786)
Acquisitions in connection with the merger with UFJ Holdings	—	—	—	717,336	132,754	850,090
Actuarial loss	892	16,719	17,611	3,382	14,124	17,506
Benefits paid	(3,160)	(24,714)	(27,874)	(11,322)	(24,462)	(35,784)
Separation	—	—	—	—	(198,528)	(198,528)
Lump-sum payment	(13,230)	—	(13,230)	(13,585)	—	(13,585)

Benefit obligation at end of fiscal year	173,652	905,802	1,079,454	881,751	863,257	1,745,008

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	116,254	780,459	896,713	125,622	820,819	946,441
Actual return on plan assets	7,429	33,332	40,761	136,762	229,787	366,549
Acquisitions in connection with the merger with UFJ Holdings	—	—	—	753,336	137,875	891,211
Employer contributions	5,099	30,338	35,437	13,820	22,456	36,276
Plan participants’ contributions	—	1,404	1,404	—	1,777	1,777
Benefits paid	(3,160)	(24,714)	(27,874)	(11,322)	(24,462)	(35,784)
Separation	—	—	—	—	(94,306)	(94,306)

Fair value of plan assets at end of fiscal year	125,622	820,819	946,441	1,018,218	1,093,946	2,112,164

Reconciliation of funded status:
Funded status	(48,030)	(84,983)	(133,013)	136,467	230,689	367,156
Reclassification(1)	—	—	—	45,837	(45,837)	—
Contributions to or benefits paid from plan assets during three months ended March 31, 2005 and 2006	3,035	2,675	5,710	13,157	—	13,157
Unrecognized net actuarial loss (gain)	39,406	297,614	337,020	(4,634)	(54,103)	(58,737)
Unrecognized prior service cost	(358)	(26,541)	(26,899)	(30,322)	(4,271)	(34,593)
Unrecognized net obligation at transition	31	4,851	4,882	665	2,061	2,726

Net amount recognized	¥(5,916)	¥193,616	¥187,700	¥161,170	¥128,539	¥289,709

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥11,488	¥110,167	¥121,655	¥206,452	¥136,618	¥343,070
Accrued benefit cost	(40,963)	(119,780)	(160,743)	(48,954)	(8,079)	(57,033)
Intangible assets	2,840	916	3,756	1,760	—	1,760
Accumulated other changes in equity from nonowner sources	20,719	202,313	223,032	1,912	—	1,912

Net amount recognized	¥(5,916)	¥193,616	¥187,700	¥161,170	¥128,539	¥289,709

Note:

(1)	Reclassification is due to the integration of pension plans of ex-BTM and ex-UFJ Bank on January 1, 2006, and the resulting change of ex-BTM’s contributory pension plan into a non-contributory pension plan established by a new bank.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated accumulated benefit obligations of these plans were ¥1,021,427 million and ¥1,674,805 million, respectively, at March 31, 2005 and 2006. The severance indemnities plans generally employ a multi-variable, non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans of BTMU and MUTB and certain domestic subsidiaries with accumulated benefit obligations in excess of plan assets were ¥821,355 million, ¥783,591 million and ¥617,138 million, respectively at March 31, 2005 and ¥166,624 million, ¥157,673 million and ¥121,092 million, respectively at March 31, 2006.

Pension plans are not fully integrated among subsidiaries of the MUFG Group and plan assets are managed separately by each plan.

BTMU

Asset allocation

The asset allocation of BTMU’s contributory pension plan, which is a plan of ex-BTM, at December 31, 2004 and 2005 by asset category, was as follows:

	Contributory pension plan assets at December 31,
Asset category	2004	2005
EPF/CDBP assets	88.52%	80.52%
Fund for corporate portion	70.38	80.52
Japanese equity securities(1)	18.86	21.59
Japanese debt securities(2)	28.61	27.46
General account of life insurance companies(3)	11.06	11.11
Non-Japanese equity securities	6.66	12.79
Non-Japanese debt securities	4.96	7.20
Short-term assets	0.23	0.37
Fund for substitutional portion(4)	18.14	—
Japanese short-term monetary assets(5)	18.14	—
Assets retained in employee retirement benefit trust	11.48	19.48
Japanese equity securities	11.48	19.48

Total	100.00%	100.00%

Notes:

(1)	Japanese equity securities include the MUFG Group’s common stock in the amounts of ¥1,436 million (0.27% of plan assets) and ¥3,481 million (0.67% of plan assets) at December 31, 2004 and 2005, respectively.
(2)	Japanese debt securities include the MUFG Group’s debt securities in the amounts of ¥220 million (0.04% of plan assets) and ¥1,644 million (0.31% of plan assets) at December 31, 2004 and 2005, respectively.
(3)	“General account of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.22% (from April 2005 to March 2006), which is mainly invested in assets with low market risk such as Japanese debt securities. In terms of pension plan asset allocation, BTMU regards the general account in the same category as Japanese debt securities, because it is generally believed that there is a high degree of correlation between their performances. BTMU carefully monitors life insurance companies by credit rating and other assessments.
(4)	As a result of the transfer of the substitutional portion of EPF liabilities, there were no plan assets related to the substitutional portion at December 31, 2005.
(5)	Included bank deposit for benefit payments at December 31, 2004.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The asset allocation of BTMU’s non-contributory pension plan, which is a plan of ex-UFJ Bank, at December 31, 2005 by asset category, was as follows:

Asset category	Non-contributory pension plan assets at December 31, 2005
CDBP assets	78.83%
Japanese equity securities(1)	27.39
Japanese debt securities(2)	24.96
General account of life insurance companies	1.25
Non-Japanese equity securities	16.45
Non-Japanese debt securities	7.80
Short-term assets	0.98
Assets retained in employee retirement benefit trust	21.17
Japanese equity securities	21.17

Total	100.00%

Notes:

(1)	Japanese equity securities include the MUFG Group’s common stock in the amounts of ¥6,169 million (0.91% of plan assets) at December 31, 2005.
(2)	Japanese debt securities include the MUFG Group’s debt securities in the amounts of ¥635 million (0.09% of plan assets) at December 31, 2005.

The asset allocations of other plans, which are BTMU’s severance indemnities plans and TQPPs, and severance indemnities and pension plans of certain domestic subsidiaries, were as follows:

	Asset ratio at December 31,
Asset category	2004	2005
Japanese equity securities(1)(2)	74.00%	84.29%
Japanese debt securities	16.94	7.93
Non-Japanese equity securities	0.60	3.99
Non-Japanese debt securities	0.26	2.22
Others	8.20	1.57

Total	100.00%	100.00%

Notes:
(1)	BTMU’s severance indemnities plan assets are an employee retirement benefit trust invested in Japanese equity securities.
(2)	Japanese equity securities include the MUFG Group’s common stock in the amounts of ¥39 million (1.26% of plan assets) at December 31, 2005.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment policies

BTMU’s target asset allocation for funds of pension plans at December 31, 2005 was as follows:

Asset category	Target asset allocation at December 31, 2005
Japanese equity securities	24.9%
Japanese debt securities	48.7
Non-Japanese equity securities	17.2
Non-Japanese debt securities	9.2

Total	100.0%

The target asset allocation in the above table is based on a weighted-average allocation of ex-BTM and ex-UFJ Bank at December 31, 2005. In March 2006, BTMU, as a new bank, revised its target asset allocation for CDBP as follows:

Asset category	Target asset allocation
Japanese equity securities	21.0%
Japanese debt securities	51.0
Non-Japanese equity securities	19.0
Non-Japanese debt securities	9.0

Total	100.0%

BTMU regards that the purpose of pension plan investments is to achieve assured benefits and stable contributions through proper risk control and return maximization. BTMU attaches a great deal of importance to the long-term performance of its pension plan investments to achieve assured benefits. BTMU fixes the long-term asset allocation, which will be maintained for approximately five years, for efficient long-term investment return. The long-term asset allocation is based on optimal portfolios, which are estimated by expected return and risk according to each asset class, while considering BTMU’s risk tolerance.

As a general rule, BTMU reviews its investment policies approximately every five years. Additionally, a review is made in the following situations: large fluctuations in pension plan liabilities caused by modifications of pension plans, or changes in the market environment. BTMU carefully examines investment in alternative assets, such as derivatives or hedge funds, while considering BTMU’s investment administration structure. BTMU controls risk on its pension plan portfolio by standard deviation analysis. Additionally, BTMU requires and checks that investment companies tracks errors in each asset class within a designated range.

BTMU regards that the purpose of employee retirement benefit trust investment is to achieve assured benefits by contribution of assets to the trust. Employee retirement benefit trust assets are invested in Japanese equity securities. This asset allocation will be held for the medium term, but it is undecided whether it will be held in the long term.

BTMU’s severance indemnities plan consists of an employee retirement benefit trust. The trust’s purpose and basic policy is described above. BTMU’s TQPPs has closed and there are no more new beneficiaries. Therefore, to achieve assured benefit, the fund is invested in assets with low market risk.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basis and procedure for estimating long-term return of each asset class

The expected long-term return on the fund for the pension plan is 3.5% for each asset class. BTMU estimates the expected rate of return on plan assets using a forward-looking building block approach. In this approach, the rate of return for each component of the plan assets is derived from both long-term historical performance and forward-looking return expectations based on future prospects of the economy and capital markets. The expected rate of return on plan assets is the average of the expected rates of return weighted by portfolio allocation.

The expected rate of return on the employee retirement benefit trust is estimated as 0.93% based on the expected dividend yield on Japanese equity securities. Expected capital return is not taken into account, because the long-term asset allocation is undecided.

BTMU’s severance indemnities plan consists of an employee retirement benefit trust. The trust’s expected return is as described above.

The expected rate of return on closed TQPPs is estimated as 2.32% based on the performance over the last three fiscal years.

Cash flows

BTMU and certain other domestic subsidiaries expect to contribute approximately ¥40.8 billion to pension plans in the fiscal year ending March 31, 2007 based upon their current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2007	¥ 60,932
2008	61,599
2009	63,062
2010	63,975
2011	64,545
Thereafter (2012-2016)	330,114

The expected benefits in the above table are the total of ex-BTM’s plan and ex-UFJ Bank’s plan at December 31, 2005. The expected benefits based on BTMU’s new plan established in January 2006 are as follows:

Expected benefits
(in millions)
Fiscal year ending March 31:
2007	¥ 61,148
2008	61,789
2009	63,237
2010	64,123
2011	64,639
Thereafter (2012-2016)	328,110

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MUTB

Asset allocation

The asset allocations of MUTB’s severance indemnities plans, contributory pension plans and non-contributory pension plans are as follows:

Asset category	Asset ratio at March 31,
	2005	2006
Japanese equity securities(1)	58.7%	58.3%
Japanese debt securities(2)	13.4	10.3
Non-Japanese equity securities	8.0	7.6
Non-Japanese debt securities	12.7	9.1
Real estate	1.9	1.0
Others(3)	5.3	13.7

Total	100.0%	100.0%

Notes:

(1)	Japanese equity securities include the MUFG Group’s common stock in the amounts of ¥407 million (0.12% of total plan assets) and ¥7,547 million (1.19% of total plan assets) at March 31, 2005 and 2006, respectively.
(2)	Japanese debt securities include the MUFG Group’s debt securities in the amounts of ¥6 million (0.002% of total plan assets) and ¥90 million (0.01% of total plan assets) at March 31, 2005 and 2006, respectively.
(3)	Others mainly include short term deposits, short term money market products, and short term investment products.

Investment policies

MUTB’s target asset allocation for funds is as follows:

Asset category	Target asset allocation
Japanese equity securities	56.6%
Japanese debt securities	14.3
Non-Japanese equity securities	8.0
Non-Japanese debt securities	8.7
Others	12.4

Total	100.0%

The investment policy for the pension plan assets is based on an asset liability strategy which is intended to maintain adequate liquidity for benefit payments and achieve long-term returns on asset allocation. MUTB does not rebalance its pension plan assets periodically. MUTB rebalances the allocation of pension plan assets only when it is necessary to adjust the gap between the actual return and the short-term return target.

Plan assets are well diversified to reduce exposure to risks and the diversification of countries and currencies are taken into account in investing in foreign assets. Furthermore, MUTB’s investment strategy is intended to avoid speculative investments, such as investing in derivative instruments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basis and procedure for estimating long-term return of each asset class

The expected rate of return on plan assets is based on a building-block methodology, which calculates the total rate of return of plan by aggregating the weighted rate of return of each plan asset.

MUTB determined the expected rate of return for each asset class as below:

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

Cash flows

MUTB expects to contribute approximately ¥14.1 billion to pension plans in the fiscal year ending March 31, 2007 based upon their current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2007	¥13,118
2008	13,935
2009	14,542
2010	14,990
2011	15,627
Thereafter (2012-2016)	86,469

MUS

Asset allocation

The asset allocations of MUS’s non-contributory pension plans are as follows:

Asset category	Asset ratio at March 31, 2006
Japanese equity securities	33.1%
Japanese debt securities	34.5
Others(1)	32.4

Total	100.0%

Note:

(1)	Others mainly include investment pension trusts, which primarily invest into non-Japanese debt and equity securities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment policies

MUS’s investment policies are to achieve a stable increase in the pension plan assets in the medium and long terms. Investment policies are determined by each third-party asset management company based on discretionary investment management agreements and MUS does not designate specific target allocation of plan assets. However, when the performance is unfavorable due to negative change in the market environment or other factors, MUS would review the allocation of pension plan assets appropriately, such as increasing the ratio of debt securities with relatively low risk.

Basis and procedure for estimating long-term of each asset class

MUS looks to long-term interest rate to determine the expected long-term rate of return on plan assets based on its analysis of the historical performance and current financial market condition.

Cash flows

MUS expects to contribute approximately ¥3.8 billion to pension plans in the fiscal year ending March 31, 2007 based upon their current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2007	¥1,368
2008	1,577
2009	1,677
2010	1,713
2011	1,750
Thereafter (2012-2016)	9,764

In accordance with BTMU’s, MUTB’s and certain domestic subsidiaries’ employment practices, certain early-terminated employees are entitled to special lump-sum termination benefits. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥12,536 million and ¥10,081 million and ¥13,916 million, respectively.

During the fiscal year ended March 31, 2004, MUTB entered into retirement benefit trust agreements with a domestic trust bank and contributed marketable equity securities with a fair value of ¥87,586 million to the trusts designated to pay benefits for their severance indemnities plans and contributory pension plans. The contributions were accounted for as sales with an aggregate gain of ¥14,452 million recognized for the fiscal year then ended. Such contributions were accounted for as sales because the transfer met the sale accounting criteria of SFAS No. 140, and the securities placed into the trust were qualified as plan assets as defined by SFAS No. 87.

Foreign Offices and Subsidiaries

Foreign offices and subsidiaries also have defined contribution plans and/or defined benefit plans. The cost of such plans charged to operations for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥8,285 million, ¥9,025 million, and ¥11,586 million, respectively, including ¥3,635 million, ¥3,500 million, and ¥4,044 million, respectively, for defined contribution plans.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign offices and subsidiaries have postemployment and/or postretirement plans for eligible employees and retirees. The costs charged to operations for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥3,164 million, ¥2,409 million and ¥2,291 million, respectively.

Certain of MUFG’s subsidiaries in the United States of America maintain employees’ retirement plans, which are qualified retirement plans covering substantially all of the employees of such subsidiaries. The plans are non-contributory defined benefit plans, which provide benefits upon retirement based on years of service and average compensation. The plans are funded on a current basis in compliance with the requirement of the Employee Retirement Income Security Act of the United States of America. These subsidiaries also provide certain post employment benefits and postretirement benefits other than pensions for employees. Plan assets are generally invested in U.S. government securities, corporate bonds and mutual funds.

The net periodic cost of the employees’ retirement and other benefit plans of certain offices and subsidiaries in the United States of America for the fiscal years ended March 31, 2004, 2005 and 2006 include the following components:

	2004	2005	2006
	(in millions, except percentages)
Service cost—benefits earned during the fiscal year	¥5,060	¥5,321	¥6,322
Interest costs on projected benefit obligation	7,567	7,465	8,205
Expected return on plan assets	(9,769)	(10,626)	(12,448)
Amortization of unrecognized net obligation at transition	307	292	231
Amortization of unrecognized prior service cost	(89)	1	41
Amortization of net actuarial loss	1,866	2,468	3,465

Net periodic benefit cost	¥4,942	¥4,921	¥5,816

Weighted-average assumptions used:
Discount rates in determining expense	6.79%	6.23%	5.77%
Discount rates in determining benefit obligation	6.23	5.77	5.47
Rates of increase in future compensation level for determining expense	4.90	5.03	4.48
Rates of increase in future compensation level for determining benefit obligation	5.03	4.48	4.66
Expected rates of return on plan assets	8.24	8.27	8.26

The following tables present the assumed weighted-average medical benefits cost trend rates for certain offices and subsidiaries in the United States of America, which are used to measure the expected cost of benefits at year-end, and the effect of a one-percentage-point change in the assumed medical benefits cost trend rate:

	Postretirement welfare benefits		Other postretirement benefits
	Years ended December 31,		Years ended December 31,
	2004	2005	2004	2005
Health care cost trend rate assumed for next year	9.00%	8.00%	7.25%	8.93%
Rate to which cost trend rate is assumed to decline (the ultimate trend rate)	5.50%	5.50%	5.00%	5.00%
Year the rate reaches the ultimate trend rate	2009	2009	2008	2011

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Postretirement welfare benefits		Other postretirement benefits
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥63	¥(51)	¥256	¥(211)
Effect on postretirement benefit obligation	551	(461)	1,954	(1,657)

The following table sets forth the funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2005 and 2006 for the employees’ retirement and other benefit plans of certain offices and subsidiaries in the United States of America:

	2005	2006
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥120,452	¥134,660
Service cost	5,321	6,322
Interest cost	7,465	8,205
Plan participants’ contributions	265	288
Amendments	(339)	(201)
Divestitures	—	(26)
Actuarial loss	9,965	11,458
Benefits paid	(4,909)	(5,030)
Translation adjustments	(3,560)	19,032

Benefit obligation at end of fiscal year	134,660	174,708

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	115,483	133,859
Actual return on plan assets	13,737	11,619
Employer contributions	13,029	23,206
Plan participants’ contributions	265	288
Benefits paid	(4,909)	(5,030)
Translation adjustments	(3,746)	19,703

Fair value of plan assets at end of fiscal year	133,859	183,645

Reconciliation of funded status:
Funded status	(801)	8,937
Unrecognized net actuarial loss	40,187	54,892
Unrecognized prior service cost	(316)	(527)
Unrecognized net obligation at transition	1,771	1,691

Net amount recognized	¥40,841	¥64,993

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥44,318	¥68,372
Accrued benefit cost	(3,917)	(5,468)
Intangible assets	90	88
Accumulated other changes in equity from nonowner sources	350	2,001

Net amount recognized	¥40,841	¥64,993

The aggregated accumulated benefit obligations of these plans were ¥104,405 million and ¥134,576 million, respectively, at March 31, 2005 and 2006.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans of certain offices and subsidiaries in the United States of America with accumulated benefit obligations in excess of plan assets were ¥9,179 million, ¥8,745 million and ¥6,286 million, respectively at March 31, 2005 and ¥11,455 million, ¥10,843 million and ¥8,194 million, respectively at March 31, 2006.

UNBC provides additional retirement benefits to eligible employees through several unfunded Executive Supplemental Benefit Plans (“ESBPs”). The accrued benefit cost for the ESBPs included in Other liabilities in the consolidated balance sheets was ¥4,492 million and ¥6,463 million at March 31, 2005 and 2006, respectively. Expense relating to the ESBPs for the fiscal years ended March 31, 2004, 2005 and 2006 was ¥31 million, ¥443 million and ¥587 million, respectively. The accrued benefit cost included additional minimum liability, of which ¥170 million and ¥137 million were also recognized as intangible assets at March 31, 2005 and 2006, respectively. The additional minimum liability recognized in excess of the unrecognized prior service costs, amounting to ¥657 million, ¥1,129 million and ¥2,012 million at March 31, 2004, 2005 and 2006, respectively, were reported in accumulated other changes in equity in nonowner sources.

Asset allocation

The asset allocations of certain offices and subsidiaries in the United States of America in severance indemnities plans, contributory pension plans and non-contributory pension plans are as follows:

Asset category	Asset ratio at December 31,
	2004	2005
Equity securities	71.20%	68.11%
Debt securities	28.43	29.69
Others	0.37	2.20

Total	100.00%	100.00%

Investment policies

Target asset allocation for funds of certain offices and subsidiaries in the United States of America is as follows:

Asset category	Target asset allocation
Equity securities	69.2%
Debt securities	30.8

Total	100.0%

The investment objective for pension plans of certain offices and subsidiaries in the United States of America is to optimize total return within reasonable and prudent levels of risk. The plans’ asset allocation strategy is the principal determinant in achieving expected investment returns on the plans’ assets. Actual asset allocations may fluctuate within acceptable ranges due to market value variability. If market fluctuations cause an asset class to fall outside of its strategic asset allocation range, the portfolio will be rebalanced as appropriate. Plan asset performance is compared against established indices and peer groups to evaluate whether the risk associated with the portfolio is appropriate for the level of return.

Basis and procedure for estimating long-term return of each asset class

Certain offices and subsidiaries in the United States of America periodically reconsider the expected long-term rate of return for plan assets. They evaluate the investment return volatility of different asset classes and compare the liability structure of their plan to those of other companies, while considering their funding policy to

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

maintain a funded status sufficient to meet participants’ benefit obligations, and reduce long-term funding requirements and pension costs. Based on this information, certain offices and subsidiaries in the United States of America update the expected long-term rate of return.

Cash flows

Certain offices and subsidiaries in the United States of America expect to contribute approximately ¥14.2 billion to pension plans in the fiscal year ending March 31, 2007 based upon their current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2007	¥5,886
2008	6,267
2009	6,773
2010	7,395
2011	7,938
Thereafter (2012-2016)	49,222

19.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2005 and 2006 were as follows:

	2005	2006
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥538,880	¥872,531
Other	304,767	919,627
Investments in equity method investees	361,898	602,400
Non-interest-earning deposits with the Special Fund and the New Fund (See Note 7)	145,103	351,705
Prepaid benefit cost	166,718	412,663
Other	1,086,312	1,804,640

Total	¥2,603,678	¥4,963,566

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥614,444	¥578,212
Other	488,704	939,797
Deferred tax liabilities	74,476	161,104
Allowance for off-balance-sheet credit instruments	69,506	102,298
Accrued benefit cost	184,200	82,793
Minority interests	437,620	1,066,992
Guarantees and indemnifications	29,364	95,851
Accrued and other liabilities	718,094	1,293,812

Total	¥2,616,408	¥4,320,859

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in equity method investees include marketable equity securities carried at ¥183,447 million and ¥312,342 million, respectively, at March 31, 2005 and 2006. Corresponding aggregated market values were ¥209,365 million and ¥389,852 million, respectively.

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other than temporary. As a result of evaluations, the MUFG Group did not record impairment losses for the fiscal years ended March 31, 2004 and 2005. The MUFG Group recognized an other than temporary decline in the value of an investment and recorded an impairment loss related to an affiliated consumer finance company of ¥14,985 million for the fiscal year ended March 31, 2006. The impairment loss is included in Equity in earnings of equity method investees in the consolidated statements of income.

20.    PREFERRED STOCK

Pursuant to the Articles of Incorporation, MUFG was originally authorized to issue 120,000 shares of Class 3 Preferred Stock, 400,000 shares of Class 5 Preferred Stock, 200,000 shares of Class 6 Preferred Stock, 200,000 shares of Class 7 Preferred Stock, 200,000 shares of Class 8 Preferred Stock, 150,000 shares of Class 9 Preferred Stock, 150,000 shares of Class 10 Preferred Stock, 8 shares of Class 11 Preferred Stock and 200,000 shares of Class 12 Preferred Stock, without par value.

For the fiscal year ended March 31, 2005, 15,000 shares of Class 2 Preferred Stock were converted into 43,048 shares of common stock at the option of the shareholders and there was no Class 2 Preferred Stock outstanding at March 31, 2005. For the fiscal year ended March 31, 2006, ex-MTFG redeemed 40,700 shares of Class 1 Preferred Stock and there was no Class 1 Preferred Stock outstanding at March 31, 2006.

All classes of preferred stock to be issued are non-voting and have equal preference with MUFG’s common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of MUFG. They are all non-cumulative and non-participating with respect to dividend payments. Shareholders of Class 3, Class 8, Class 9, Class 10, Class 11 and Class 12 Preferred Stock receive a liquidation distribution at ¥2,500 thousand, ¥3,000 thousand, ¥2,000 thousand, ¥2,000 thousand, ¥1,000 thousand and ¥1,000 thousand per share, respectively, and do not have the right to participate in any further liquidation distributions.

Preferred stock issued and outstanding at March 31, 2004, 2005 and 2006 was as follows:

	Outstanding at March 31, 2004	Net change	Outstanding at March 31, 2005	Net change	Outstanding at March 31, 2006
	(number of shares)
Preferred stock:
Class 1	81,400	(40,700)	40,700	(40,700)	—
Class 2	15,000	(15,000)	—	—	—
Class 3	—	100,000	100,000	—	100,000
Class 8	—	—	—	27,000	27,000
Class 9	—	—	—	79,700	79,700
Class 10	—	—	—	150,000	150,000
Class 11	—	—	—	1	1
Class 12	—	—	—	175,300	175,300

Total	96,400	44,300	140,700	391,301	532,001

None of Class 5, 6 and 7 Preferred Stock have been issued.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Par value at March 31, 2004	Net Change	Par value at March 31, 2005	Net Change	Par value at March 31, 2006
	(in millions)
Preferred stock:
Class 1	¥244,200	¥(122,100)	¥122,100	¥(122,100)	¥—
Class 2	30,000	(30,000)	—	—	—
Class 3	—	250,000	250,000	—	250,000
Class 8	—	—	—	81,000	81,000
Class 9	—	—	—	159,400	159,400
Class 10	—	—	—	300,000	300,000
Class 11	—	—	—	1	1
Class 12	—	—	—	175,300	175,300

Total	¥274,200	¥97,900	¥372,100	¥593,601	¥965,701

The portion of proceeds from the sale of shares that is designated as capital stock is determined by resolution of the Board of Directors of MUFG; however, at least 50% of the issue price of newly issued shares is required to be designated as capital stock under the Commercial Code of Japan (the “Code”) and as revised under the Company Law. Proceeds in excess of amounts designated as capital stock are designated as capital surplus. Class 8 through 12 Preferred Stock were issued in exchange for ex-UFJ Holdings’ preferred stocks, so that the all amounts were designated as capital surplus.

Convertible preferred stock contains a beneficial conversion feature if the effective conversion price (either initially or after being reset) for a share of common stock upon conversion is less than the market price of a share of common stock when the preferred stock was issued. MUFG accounts for the beneficial conversion features of its preferred stock under the recognition and measurement principles of EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversions Features or Contingently Adjustable Conversion Ratios” and EITF Issue No. 00-27, “Application of EITF Issue No. 98-5 to Certain Convertible Instruments. ”

Beneficial conversion feature discounts are measured as the excess of the market price of a share of common stock when the preferred stock is issued over the initial or reset preferred stock conversion price per share of common stock. Beneficial conversion feature discounts are charged to capital surplus when recognized and amortized to retained earnings, as non-cash preferred dividends using the effective yield method. Initial beneficial conversion feature discounts are amortized over the period from the issuance date of the preferred stock to the mandatory conversion date. Contingent beneficial conversion feature discounts are recognized when the reset conversion price is determinable and amortized over the period from the conversion price reset date to the mandatory conversion date. Any unamortized beneficial conversion feature discount remaining when preferred stock is converted at the option of the holder before the mandatory conversion date is immediately charged to retained earnings as a non-cash preferred dividend.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The change in the unamortized discount arising from beneficial conversion features of the preferred stock during the fiscal years ended March 2006 is as follows:

	Class 8	Class 9	Class 10	Class 11	Class 12	Total
	(in millions)
Balance at March 31, 2005	—	—	—	—	—	—
Addition on initial conversion price/ratio reset	¥102,702	¥139,267	¥138,780	¥1	¥104,693	¥485,443
Amortization to retained earnings	(2,261)	(8,166)	(15,338)	—	(8,480)	(34,245)
Charged to retained earnings on conversion of preferred stock	(88,838)	(65,270)	—	—	(12,930)	(167,038)

Balance at March 31, 2006	¥11,603	¥65,831	¥123,442	¥1	¥83,283	¥284,160

Class 3 Preferred Stock

Class 3 Preferred Stock is redeemable at the option of MUFG. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed ¥250,000 per share), and redemption terms, including a redemption price. No shares of the Class 3 Preferred Stock were issued and outstanding at March 31, 2004.

On February 17, 2005, ex-MTFG issued 100,000 shares of Class 3 Preferred Stock at ¥2.5 million per share, the aggregate amount of the issue price being ¥250.0 billion. Class 3 Preferred Stock was issued by means of a third party allocation to Meiji Yasuda Life Insurance Company, Tokio Marine & Nichido Fire Insurance Co., Ltd. and Nippon Life Insurance Company. The preferred stock does not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set to be ¥60,000 per share annually, except that the preferred dividend on the Class 3 Preferred Stock for the fiscal year ended March 31, 2005 was ¥7,069 per share.

Class 8 Preferred Stock

On October 1, 2005, MUFG issued 200,000 shares of Class 8 Preferred Stock in exchange for Class II Preferred Stock of ex-UFJ Holdings at an exchange ratio of 1 share of MUFG’s Class 8 Preferred Stock for each 1 shares of ex-UFJ Holdings’ Class II Preferred Stock.

On October 4, 2005, 69,300 shares of Class 8 Preferred Stock were converted into 122,763.51 shares of common stock for the repayment of the public fund.

On December 6, 2005, 51,900 shares of Class 8 Preferred Stock were converted into 91,939.77 shares of common stock for the repayment of the public fund.

On February 28, 2006, 51,800 shares of Class 8 Preferred Stock were converted into 91,762.63 shares of common stock for the repayment of the public fund.

Class 8 preferred stockholders are entitled to receive annual non-cumulative dividends of ¥15,900 per share with priority over common stockholders.

Class 8 Preferred Stock is convertible into fully paid shares of MUFG common stock at the election of holders from and including the day of establishment of MUFG to and including July 31, 2008, except during

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

certain excluded periods, at an initial conversion price of ¥1,693,500 per share of common stock, subject to anti-dilution adjustments. The conversion price is subject to reset annually on August 1 from 2006 to 2007 to the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, multiplied by 1.025, but not less than ¥1,693,500 per share. All Class 8 Preferred Stock outstanding on August 1, 2008 will be mandatorily converted into shares of common stock at a conversion ratio of ¥3,000,000 divided by the higher of the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2008 or ¥1,209,700.

An aggregate initial beneficial conversion feature discount of ¥102,702 million is being amortized through August 1, 2008.

Class 9 Preferred Stock

On October 1, 2005, MUFG issued 150,000 shares of Class 9 Preferred Stock in exchange for Class IV Preferred Stock of ex-UFJ Holdings at an exchange ratio of 1 share of MUFG’s Class 9 Preferred Stock for each 1 shares of ex-UFJ Holdings’ Class IV Preferred Stock.

On October 4, 2005, 57,850 shares of Class 9 Preferred Stock were converted into 127,096.45 shares of common stock for the repayment of public funds.

On February 28, 2006, 12,450 shares of Class 9 Preferred Stock were converted into 22,733.70 shares of common stock for the repayment of public funds.

Class 9 preferred stockholders are entitled to receive annual non-cumulative dividends of ¥18,600 per share with priority over common stockholders.

Class 9 Preferred Stock is convertible into fully paid shares of MUFG common stock at the election of holders from and including the day of establishment of MUFG to and including March 30, 2009, except during certain excluded periods, at an initial conversion ratio of 2.197 shares of common stock per preferred stock, subject to anti-dilution adjustments. The conversion ratio is subject to reset annually on October 5 from 2005 to 2008 to ¥2,000,000 divided by the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date multiplied by 1.035, but not more than 2.197. All Class 9 Preferred Stock outstanding on March 31, 2009 will be mandatorily converted into common stock at a conversion ratio of ¥2,000,000 divided by the higher of the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to March 31, 2009 or ¥910,500.

The conversion ratio for the Class 9 Preferred Stock was reset on October 5, 2005 to 1.826 shares of common stock per share of preferred stock, giving rise to an aggregate initial beneficial conversion feature discount of ¥139,267 million, which is being amortized through March 31, 2009.

Class 10 Preferred Stock

On October 1, 2005, MUFG issued 150,000 shares of Class 10 Preferred Stock in exchange for Class V Preferred Stock of ex-UFJ Holdings at an exchange ratio of 1 share of MUFG’s Class 10 Preferred Stock for each 1 shares of ex-UFJ Holdings’ Class V Preferred Stock.

Class 10 preferred stockholders are entitled to receive annual non-cumulative dividends of ¥19,400 per share with priority over common stockholders.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class 10 Preferred Stock is convertible into fully paid shares of MUFG common stock at the election of holders from and including the day of establishment of MUFG to and including March 30, 2009, except during certain excluded periods, at an initial conversion ratio of 2.197 shares of common stock per share of preferred stock, subject to anti-dilution adjustments. The conversion ratio is subject to reset annually on October 5 from 2005 to 2008 to ¥2,000,000 divided by the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date multiplied by 1.035, but not more than 2.197. All Class 10 Preferred Stock outstanding on March 31, 2009 will be mandatorily converted into common stock at a conversion ratio of ¥2,000,000 divided by the higher of the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to March 31, 2009 or ¥910,500.

The conversion ratio for the Class 10 Preferred Stock was reset on October 5, 2005 to 1.826 shares of common stock per share of preferred stock, giving rise to an aggregate contingent beneficial conversion feature discount of ¥138,780 million, which is being amortized through March 31, 2009.

Class 11 Preferred Stock

On October 1, 2005, MUFG issued 1 share of Class 11 Preferred Stock in exchange for Class VI Preferred Stock of ex-UFJ Holdings at an exchange ratio of 1 share of MUFG’s Class 11 Preferred Stock for each 1 shares of ex-UFJ Holdings’ Class VI Preferred Stock.

Class 11 preferred stockholders are entitled to receive annual non-cumulative dividends of ¥5,300 per share with priority over common stockholders.

Class 11 Preferred Stock is convertible into fully paid shares of MUFG common stock at the election of holders from and including the day of establishment of MUFG to and including July 31, 2014, except during certain excluded periods, at an initial conversion price of ¥918,700 per share of common stock, subject to anti-dilution adjustments. The conversion price was subject to reset annually on July 15 from 2006 to 2013 to the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, if the average market price were less than the conversion price prior to the reset, but not less than ¥918,700 per share. All Class 11 Preferred Stock outstanding on August 1, 2014 will be mandatorily converted into shares of common stock at a conversion ratio of ¥1,000,000 divided by the higher of the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2014 or ¥802,600.

An aggregate initial beneficial conversion feature discount of ¥1 million is being amortized through August 1, 2014.

Class 12 Preferred Stock

On October 1, 2005, MUFG issued 200,000 shares of Class 12 Preferred Stock in exchange for Class VII Preferred Stock of ex-UFJ Holdings at an exchange ratio of 1 share of MUFG’s Class 12 Preferred Stock for each 1 shares of ex-UFJ Holdings’ Class VII Preferred Stock.

On December 6, 2005, 24,700 shares of Class 12 Preferred Stock were converted into 31,030.15 shares of common stock for the repayment of the public fund.

Class 12 preferred stockholders are entitled to receive annual non-cumulative dividends of ¥11,500 per share with priority over common stockholders.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class 12 Preferred Stock is convertible into fully paid shares of MUFG common stock at the election of holders from and including the day of establishment of MUFG to and including July 31, 2009, except during certain excluded periods, at an initial conversion price of ¥796,000 per share of common stock, subject to anti-dilution adjustments. The conversion price was subject to reset annually on June 15 from 2006 to 2008 to the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, if the average market price were less than the conversion price prior to the reset, but not less than ¥796,000 per share. All Class 12 Preferred Stock outstanding on August 1, 2009 will be mandatorily converted into shares of common stock at a conversion ratio of ¥1,000,000 divided by the higher of the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2009 or ¥795,200.

An aggregate initial beneficial conversion feature discount of ¥104,693 million is being amortized through August 1, 2009.

See Note 36 for further information.

21.    COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:

	2004	2005	2006
	(shares)
Balance at beginning of fiscal year	6,232,162	6,476,100	6,545,353
Issuance of new shares of common stock by merger	—	—	3,215,172
Issuance of new shares of common stock in exchange for the shares of Diamond Computer Service Co., Ltd. (Note 4)	—	26,205	—
Issuance of new shares of common stock by conversion of Class 2 Preferred Stock	243,938	43,048	—
Issuance of new shares of common stock by conversion of Class 8 Preferred Stock	—	—	306,466
Issuance of new shares of common stock by conversion of Class 9 Preferred Stock	—	—	149,831
Issuance of new shares of common stock by conversion of Class 12 Preferred Stock	—	—	31,030

Balance at end of fiscal year	6,476,100	6,545,353	10,247,852

On May 1, 2006, a new company law (“the Company Law”) became effective. The Company Law reformed and replaced the Code with various revisions that, for the most part, are applicable to events or transactions occurring on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The enactment of the Company Law is not expected to have a material impact on the MUFG Group’s financial position and results of operations.

Under the Code and the Company Law, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Code and the Company Law permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Code (see Note 1). Also, the Code prior to April 1,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1991 permitted Japanese companies to issue free share distributions. BTMU and MUTB from time to time made free share distributions. These free distributions usually were from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTMU and MUTB at March 31, 2006, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings. MUFG did not issue shares in the form of a “stock split” in any of three fiscal years ended March 31, 2006.

The Code permits, upon approval of the Board of Directors, the transfer of amounts from the legal capital surplus to the capital stock account. The Company Law permits that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among these accounts under certain conditions upon the approval of a shareholders’ meeting.

Treasury Stock

The Code, as amended effective on October 1, 2001 (the “Code Amendments”), and the Company Law permit Japanese companies to effect purchases of their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as its treasury shares indefinitely regardless of purpose. However, the Code and the Company Law require the amount of treasury stock purchased be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to a public offering of shares for subscription. Prior to the amendment, in principle, reacquisition of treasury shares was prohibited with the exception of reacquisition for retirement and certain limited purposes, as specified by the Code. Any treasury shares were required to be disposed of in the near term.

Ex-UFJ Holdings was a recipient of public funds from the Resolution and Collection Corporation (“RCC”), a Japanese government entity. These public funds were injected in the form of a preferred stock investment and UFJ preferred stock was exchanged as part of the merger for newly issued preferred stock of MUFG.

Related to the repayment of public funds received, the RCC converted certain preferred stock held into common stock. Subsequent to the conversions, the RCC sold these shares of common stock in the open market. Primarily in response to the sales by the RCC, MUFG repurchased a total of ¥760,912 million its common stock from the market on October 5, 2005, December 7, 2005 and March 1, 2006.

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2006, certain subsidiaries and affiliated companies owned shares of common stock of MUFG. Such shares are included in treasury stock in the consolidated balance sheets and deducted from the MUFG Group’s shareholders’ equity.

22.    RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

In addition to the Code and the Company Law, Japanese banks, including BTMU and MUTB, are required to comply with the Banking Law of Japan (the “Banking Law”).

Legal Reserve Set Aside as Appropriation of Retained Earnings and Legal Capital Surplus

Under the Code Amendments and the Company Law

The Code Amendments and the Company Law provide that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Code.

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

Transfer of Legal Reserve

Under the Code Amendments

Under the Code Amendments, Japanese companies, including MUFG, were permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 25% of stated capital as defined in the Code, which were formerly permitted only to reduce deficit and to transfer to stated capital as defined in the Code.

Under the Banking Law Amendments Effective October 1, 2001

Effective October 1, 2001, under the Banking Law Amendments, Japanese banks, including BTMU and MUTB, were permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Code.

Enactments of the Company Law and the Amendments of Banking Law Effective May 1, 2006

Effective May 1, 2006, under the Company Law, Japanese companies, including MUFG, BTMU and MUTB, are permitted, primarily pursuant to a resolution by the shareholders at a general meeting, to transfer legal capital surplus and legal reserve to stated capital and/or retained earnings without limitations of thresholds, thereby effectively removing the thresholds provided for in the Code and Banking Law Amendments at the company’s discretion.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unappropriated Retained Earnings and Dividends

Under the Code and the Company Law, the amount available for dividends is based on the amount recorded in MUFG’s general books of account maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The adjustments included in the accompanying consolidated financial statements but not recorded in MUFG’s general books of account as explained in Note 1 have no effect on the determination of retained earnings available for dividends under the Code and the Company Law. In addition to the provision that requires an appropriation for legal reserve as described above, the Code, the Company Law and the Banking Law impose certain limitations on the amount available for dividends. Under the Banking Law, MUFG, BTMU and MUTB have to meet the minimum capital adequacy requirements and distributions of retained earnings of MUFG, BTMU and MUTB, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purpose.

Ex-MTFG was established on April 2, 2001 with common stock of ¥924,400 million, preferred stock of ¥222,100 million, legal capital surplus of ¥2,838,693 million and no retained earnings in accordance with the Code and Japanese GAAP.

On October 1, 2005, MUFG started with common stock and preferred stock of ¥1,383,052 million, legal capital surplus of ¥3,577,570 million and retained earnings of ¥757,458 million in accordance with the Code and Japanese GAAP.

MUFG’s amount available for dividends, at March 31, 2006, was ¥1,151,976 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.

Annual dividends, including those for preferred stock, are approved by the shareholders at an annual general meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semi-annual interim dividend payment may be made by resolution of the Board of Directors, subject to limitations imposed by the Code, the Company Law and the Banking Law.

In the accompanying consolidated statements of shareholders’ equity, dividends and appropriations to legal reserve shown for each fiscal year represent dividends approved and paid during the fiscal year and the related appropriation to legal reserve.

23.    REGULATORY CAPITAL REQUIREMENTS

Japan

MUFG, BTMU, MUTB and MUS are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which they operate. Failure to meet minimum capital requirements will initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on MUFG’s consolidated financial statements.

In Japan, MUFG, BTMU, and MUTB are subject to regulatory capital requirements promulgated by the FSA in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with foreign offices conducting international operations, as defined, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, a minimum capital ratio of 8.0% is required. The capital adequacy guidelines adopt the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements and involve quantitative credit measures of the assets and certain off-balance-sheet items as calculated under Japanese GAAP. The MUFG Group’s proprietary assets do not include trust assets under management and administration in a capacity of agent or fiduciary and, accordingly trust account assets are generally not included in the capital measure. However, guarantees for trust principal are counted as off-balance-sheet items requiring a capital charge in accordance with the capital adequacy guidelines. Also, a banking institution engaged in certain qualified trading activities, as defined, is required to calculate an additional capital charge for market risk using either the institution’s own internal risk measurement model or a standardized process proposed and defined by the Bank for International Settlements. Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I generally consists of shareholders’ equity (including common stock, preferred stock, capital surplus, minority interests and retained earnings) less any recorded goodwill. Tier II generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to some limitations, up to 50% of Tier I capital. Preferred stocks are includable in Tier I capital unless the preferred stocks have a fixed maturity, in which case, such preferred stocks will be components of Tier II capital. Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

If a banking institution is not engaged in international operations conducted by foreign offices, it is subject to the other set of capital adequacy requirements with a minimum capital ratio of 4.0%. Such guidelines incorporate measures of risk under the risk-weighted approach similar to the guidelines applicable to banking institutions with international operations. Qualifying capital is classified into Tier I and Tier II capital.

The Banking Law and related regulations require that one of three categories be assigned to banks and bank holding companies, based on its risk-adjusted capital adequacy ratio if the bank fails to meet the minimum target capital adequacy ratio. These categories indicate capital deterioration, which may be subject to certain prompt corrective action by the FSA.

MUFG, BTMU and MUTB have international operations conducted by foreign offices, as defined, and are subject to the 8.0% capital adequacy requirement. For the purpose of calculating the additional charge for market risk, MUFG, BTMU and MUTB have adopted the internal risk measurement model approach for general market risk calculations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The risk-adjusted capital amounts and ratios of MUFG, BTMU and MUTB presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2005:
Total capital (to risk-weighted assets):
MUFG	¥6,622,635	11.76%	¥4,501,646	8.00%
BTMU	5,520,653	11.83	3,733,030	8.00
MUTB	1,258,291	12.72	791,014	8.00
Tier I capital (to risk-weighted assets):
MUFG	4,286,766	7.62	2,250,823	4.00
BTMU	3,199,568	6.86	1,866,515	4.00
MUTB	877,181	8.87	395,507	4.00
At March 31, 2006:
Total capital (to risk-weighted assets):
MUFG	¥13,460,397	12.20%	¥8,823,415	8.00%
BTMU	11,921,426	12.48	7,641,656	8.00
MUTB	1,766,970	13.06	1,082,714	8.00
Tier I capital (to risk-weighted assets):
MUFG	7,501,681	6.80	4,411,707	4.00
BTMU	6,735,315	7.05	3,820,828	4.00
MUTB	1,191,301	8.80	541,357	4.00

Stand-alone:
At March 31, 2005:
Total capital (to risk-weighted assets):
BTMU	¥4,925,209	12.22%	¥3,224,668	8.00%
MUTB	1,242,356	12.68	783,799	8.00
Tier I capital (to risk-weighted assets):
BTMU	2,733,885	6.78	1,612,334	4.00
MUTB	858,439	8.76	391,899	4.00
At March 31, 2006:
Total capital (to risk-weighted assets):
BTMU	¥11,170,768	13.29%	¥6,725,417	8.00%
MUTB	1,720,201	12.65	1,087,552	8.00
Tier I capital (to risk-weighted assets):
BTMU	6,282,137	7.47	3,362,708	4.00
MUTB	1,142,115	8.40	543,776	4.00

MUS and other securities subsidiaries in Japan and overseas are also subject to regulatory capital requirements of the countries or jurisdictions in which they operate. In Japan, the Securities and Exchange Law and related ordinance require securities firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a suspension of all or part of the business for a period of time and cancellation of a license.

At March 31, 2005 and 2006, MUS’s capital accounts less certain fixed assets of ¥415,827 million and ¥680,368 million, were 406.7% and 564.1% of the total amounts equivalent to market, counterparty credit and operations risks.

Management believes, as of March 31, 2006, that MUFG, BTMU, MUTB and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

United States of America

In the United States of America, UNBC and its banking subsidiary Union Bank of California, N.A. (“UBOC”), BTMU’s largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, UNBC and UBOC must meet specific capital guidelines that involve quantitative measures of UNBC’s and UBOC’s assets, liabilities, and certain off-balance-sheet items as calculated under U.S. regulatory accounting practices. UNBC’s and UBOC’s capital amounts and UBOC’s prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require UNBC and UBOC to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to quarterly average assets (as defined).

UNBC’s and the UBOC’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UNBC:
At December 31, 2004:
Total capital (to risk-weighted assets)	$4,786	12.17%	$3,146	8.00%
Tier I capital (to risk-weighted assets)	3,818	9.71	1,573	4.00
Tier I capital (to quarterly average assets)	3,818	8.09	1,887	4.00
At December 31, 2005:
Total capital (to risk-weighted assets)	$5,055	11.10%	$3,643	8.00%
Tier I capital (to risk-weighted assets)	4,178	9.17	1,822	4.00
Tier I capital (to quarterly average assets)	4,178	8.39	1,992	4.00

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UBOC:
At December 31, 2004:
Total capital (to risk-weighted assets)	$4,091	10.57%	$3,097	8.00%	$3,871	10.00%
Tier I capital (to risk-weighted assets)	3,598	9.29	1,548	4.00	2,323	6.00
Tier I capital (to quarterly average assets)	3,598	7.72	1,864	4.00	2,329	5.00
At December 31, 2005:
Total capital (to risk-weighted assets)	$4,749	10.59%	$3,588	8.00%	$4,485	10.00%
Tier I capital (to risk-weighted assets)	4,315	9.62	1,794	4.00	2,691	6.00
Tier I capital (to quarterly average assets)	4,315	8.78	1,965	4.00	2,456	5.00

Management believes, as of December 31, 2005, that UNBC and UBOC met all capital adequacy requirements to which they are subject.

As of December 31, 2004 and 2005, the most recent notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized UBOC as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” UBOC must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed UBOC’s category.

Introduction of Basel II Framework

The Basel Committee on Banking Supervision of the Bank for International Settlements sets BIS guidelines that prescribe capital adequacy standards for all internationally active banks.

In June 2004, “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” called Basel II was released. Basel II has three core elements, or pillars, requiring (1) minimum regulatory capital; (2) the self-regulation of financial institutions based on supervisory review; and (3) market discipline through the disclosure of information. Basel II is based on the belief that these three pillars will collectively ensure the stability and soundness of financial systems, and also reflects the nature of risks at each bank more closely. These amendments do not change the minimum capital requirements applicable to internationally active banks.

Basel II will be applied to Japanese banks, including MUFG, BTMU and MUTB, beginning in April 2007. The MUFG Group is currently preparing for the implementation of Basel II by April 2007.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.    EARNINGS PER COMMON SHARE

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic earnings per common share to the adjusted amounts for the computation of diluted earnings per common share for the fiscal years ended March 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
	(in millions)
Income (Numerator):
Income from continuing operations before cumulative effect of a change in accounting principle	¥821,056	¥414,639	¥364,200
Income from discontinued operations—net	1,946	1,493	8,973
Cumulative effect of a change in accounting principle, net of tax	—	(977)	(9,662)

Net income	823,002	415,155	363,511
Income allocable to preferred shareholders:
Cash dividends paid	(7,981)	(6,837)	(5,386)
Beneficial conversion feature	—	—	(201,283)

Income available to common shareholders	815,021	408,318	156,842

Effect of dilutive instruments:
Convertible preferred stock	1,265	121	—
Convertible debt—MUS	(939)	(418)	(981)
Stock options—MUS.	(8)	(5)	(8)
Stock options—UNBC	(554)	(894)	(1,081)
Convertible preferred stock—UFJ NICOS Co., Ltd.	—	—	(869)

Income available to common shareholders and assumed conversions	¥814,785	¥407,122	¥153,903

	2004	2005	2006
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	6,350	6,510	8,121
Effect of dilutive instruments:
Convertible preferred stock	167	6	—

Weighted average common shares for diluted computation	6,517	6,516	8,121

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2004	2005	2006
	(in yen)
Amounts per share:
Basic earnings per common share:
Income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥128,044.42	¥62,637.96	¥19,398.62

Income from discontinued operations	306.46	229.32	1,104.95

Income available to common shareholders before cumulative effect of a change in accounting principle	128,350.88	62,867.28	20,503.57
Cumulative effect of a change in accounting principle	—	(150.07)	(1,189.79)

Net income available to common shareholders	¥128,350.88	¥62,717.21	¥19,313.78

Diluted earnings per common share:
Income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥124,735.34	¥62,397.57	¥19,036.71
Income from discontinued operations	298.62	229.12	1,104.95

Income available to common shareholders before cumulative effect of a change in accounting principle	125,033.96	62,626.69	20,141.66
Cumulative effect of a change in accounting principle.	—	(149.93)	(1,189.79)

Net income available to common shareholders	¥125,033.96	¥62,476.76	¥18,951.87

For the fiscal year ended March 31, 2004, Class 2 Preferred Stock, convertible securities and stock options issued by the subsidiaries that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. The convertible securities were 1 1/4% Convertible Bonds due 2013 and  1/4% Convertible Bonds due 2014 issued by MUS. The stock options were based on the stock-based compensation plans of MUS and UNBC. Certain stock options issued by MUS and UNBC were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the fiscal year ended March 31, 2005, Class 2 Preferred Stock,  1/4% Convertible Bonds due 2014 issued by MUS and stock options issued by MUS and UNBC that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. Certain stock options issued by MUS and UNBC were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the fiscal year ended March 31, 2006, Class 11 Preferred Stock, convertible preferred stock issued by UFJ NICOS Co., Ltd.,  1/4% Convertible Bonds due 2014 issued by MUS and stock options issued by MUS and UNBC that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. Class 8, Class 9, Class 10, and Class 12 Preferred Stocks, convertible preferred stock issued by The Senshu Bank, Ltd., and certain stock options issued by MUS and UNBC could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

In computing the number of the potentially dilutive common shares for the fiscal year ended March 31, 2004, Class 2 Preferred Stock has been based on the conversion price at March 31, 2004 (i.e., ¥696,898.5). For the fiscal year ended March 31, 2005, Class 2 Preferred Stock has been based on the conversion price at the date of conversion of the Class 2 Preferred Stock into common stock (i.e., ¥971,415.0). For the fiscal year ended March 31, 2006, Class 11 Preferred Stock has been based on the conversion price at March 31, 2006 (i.e., ¥918,700.0).

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25.    DERIVATIVE FINANCIAL INSTRUMENTS

The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. The MUFG Group is a party to derivatives, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rate, foreign currency, equity and commodity prices, and credit risk associated with counterparty’s nonperformance of transactions.

Market risk is the possibility that future changes in market indices make the financial instruments less valuable. Credit risk is the possibility that a loss may result from a counterparty’s failure to perform according to the terms and conditions of the contract, which may exceed the value of underlying collateral. To reduce credit risk, the MUFG Group may require collateral or guaranties based on a case-by-case assessment of creditworthiness of each customer and evaluation of the instrument. The MUFG Group also uses master netting agreements in order to mitigate overall counterparty credit risk.

Trading Activities

The MUFG Group’s trading activities include dealing and other activities measured at fair value with gains and losses recognized currently in earnings. As part of its trading activities, the MUFG Group offers a variety of derivative financial instruments and debt instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The MUFG Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account.

Risk Management Activities

As part of its risk management activities, the MUFG Group uses certain derivative financial instruments to manage its interest rate and currency exposures. The MUFG Group maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The MUFG Group’s goal is to manage interest rate sensitivity so that movements in interest rates do not adversely affect net interest income. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this unrealized appreciation or depreciation. Interest income and interest expense on hedged variable-rate assets and liabilities, respectively, increase or decrease as a result of interest rate fluctuations. Gains and losses on the derivative instruments that are linked to these hedged assets and liabilities are expected to substantially offset this variability in earnings.

The MUFG Group enters into interest rate swaps and other contracts as part of its interest rate risk management strategy primarily to alter the interest rate sensitivity of its loans, investment securities and deposit liabilities. The MUFG Group’s principal objectives in risk management include asset and liability management. Asset and liability management is viewed as one of the methods for the MUFG Group to manage its interest rate exposures on interest-bearing assets and liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the MUFG Group to effectively manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. The MUFG Group enters into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance-sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The risk management activities reduce the MUFG Group’s risk exposures economically, however, derivatives used for risk management activities often fail to meet certain conditions to qualify for hedge accounting and the MUFG Group accounts for such derivatives as trading positions.

For the fiscal years ended March 31, 2005 and 2006, except for derivative transactions conducted by certain foreign subsidiaries, the MUFG Group accounted for derivatives held for risk management purposes as trading positions and measured them at fair value.

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the consolidated balance sheets. The MUFG Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contracts at fair value.

UNBC

Derivative positions are integral components of UNBC’s designated asset and liability management activities. UNBC uses interest rate derivatives to manage the sensitivity of UNBC’s net interest income to changes in interest rates. These instruments are used to manage interest rate risk relating to specified groups of assets and liabilities, primarily LIBOR-based commercial loans, certificates of deposit, medium-term notes and subordinated debt.

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans and Certificates of Deposit

UNBC engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., U.S. dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument are identical. Cash flow hedging strategies include the utilization of purchased floor, cap, corridor options and interest rate swaps. At December 31, 2005, the weighted average remaining life of the currently active (excluding any forward positions) cash flow hedges was approximately 1.4 years.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate, time deposits (“TD”). In these hedging relationships, UNBC hedges the LIBOR component of the TD rates, which is either 3-month LIBOR or 6-month LIBOR, based on the TDs’ original term to maturity, which reflects their repricing frequency. Net payments to be received under the cap contract offset the increase in interest expense caused by the relevant LIBOR index rising above the cap’s strike rate.

UNBC uses interest rate cap corridors to hedge the variable cash flows associated with the forecasted issuance and rollover of short-term, fixed rate, TDs. In these hedging relationships, UNBC hedges the LIBOR component of the TD rates, either 1-month LIBOR, 3-month LIBOR, or 6-month LIBOR, based on the original term to maturity of the TDs, which reflects their repricing frequency. Net payments to be received under the cap corridor contract offset the increase in deposit interest expense caused by the relevant LIBOR index rising above the corridor’s lower strike rate, but only to the extent the index rises to the upper strike rate. The corridor will not provide protection from increases in the relevant LIBOR index to the extent it rises above the corridor’s upper strike rate.

Hedging transactions are structured at inception so that the notional amounts of the hedge are matched with an equal principal amount of loans or TDs, the index and repricing frequencies of the hedge matches those of the loans or TDs, and the period in which the designated hedged cash flows occurs is equal to the term of the hedge. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedge versus those of the loans or TDs. For the years ended December 31, 2003, 2004 and 2005, UNBC recognized a net gain of ¥104 million, a net loss of ¥195 million, and a net loss of ¥11 million, respectively due to ineffectiveness. All ineffectivness is recognized in Other non-interest expense.

For cash flow hedges, based upon amounts included in accumulated other changes in equity from nonowner sources at March 31, 2006, the MUFG Group expects to realize approximately ¥4 billion in net interest income for the fiscal year ending March 31 2007. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2006.

Fair Value Hedges

Hedging Strategy for “Marketpath” Certificates of Deposit

UNBC engages in a hedging strategy in which interest bearing CDs issued to customers, which are tied to the changes in the Standard and Poor’s 500 index, are exchanged for a fixed rate of interest. UNBC accounts for the embedded derivative in the CDs at fair value. A total return swap that encompasses the value of a series of options that had individually hedged each CD is valued at fair value and any ineffectiveness resulting from the hedge and the hedged item are recognized in Other non-interest expense.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Hedging Strategy for Medium-Term Notes

UNBC engages in an interest rate hedging strategy in which an interest rate swap is associated with a specified interest bearing liability, UNBC’s five-year, medium-term debt issuance, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

The fair value hedging transaction for the medium-term notes was structured at inception to mirror all of the provisions of the medium-term notes, which allows UNBC to assume that no ineffectiveness exists.

Hedging Strategy for Subordinated Debt

UNBC engages in an interest rate hedging strategy in which an interest rate swap is associated with a specified interest bearing liability, UNBC’s ten-year, subordinated debt issuance, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

The fair value hedging transaction for the subordinated debt was structured at inception to mirror all of the provisions of the subordinated debt, which allows UNBC to assume that no ineffectiveness exists.

Other

UNBC uses To-Be-Announced (“TBA”) contracts to fix the price and yield of anticipated purchases or sales of mortgage-backed securities that will be delivered at an agreed upon date. This strategy hedges the risk of variability in the cash flows to be paid or received upon settlement of the TBA contract.

26.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance-sheet credit-related supports and similar instruments, in order to meet the customers’ financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2005 and 2006. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The MUFG Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes unfunded commitments of ¥130.1 billion and ¥166.9 billion,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

respectively, at March 31, 2005 and 2006, which are participated out to third parties. The contractual or notional amounts summarized in the following table may not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2005		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥2,641	¥1,284	¥126	¥102	¥248	¥881
Performance guarantees	1,374	780	214	116	186	78
Derivative instruments	16,728	10,165	2,260	1,838	1,551	914
Guarantees for the repayment of trust principal	1,790	228	1,022	286	246	8
Liabilities of trust accounts	3,241	2,915	15	13	19	279
Other	512	512	—	—	—	—

Total	¥26,286	¥15,884	¥3,637	¥2,355	¥2,250	¥2,160

At March 31, 2006	Maximum potential/ Contractual or Notional amount	Amount by expiration period
		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,706	¥2,346	¥417	¥403	¥710	¥1,830
Performance guarantees	1,900	1,238	243	175	192	52
Derivative instruments	29,645	15,034	4,101	2,818	4,318	3,374
Guarantees for the repayment of trust principal	2,456	333	1,233	651	222	17
Liabilities of trust accounts	4,286	3,478	26	28	82	672
Other	243	232	—	—	—	11

Total	¥44,236	¥22,661	¥6,020	¥4,075	¥5,524	¥5,956

Nature of guarantee contracts

Standby letters of credit and financial guarantees generally include an obligation of an issuer or a designated third party to guarantee the performance of the customer to the beneficiary under the terms of contracts such as lending contracts and other similar financial transactions. The MUFG Group is required to make payments to the guaranteed parties in the events that the customers fail to fulfill the obligations under the contracts. The guarantees whose contractual maturities are over 5 years are mainly comprised of guarantees of housing loans.

Performance guarantees are the contracts that contingently require the MUFG Group to make payments to the guaranteed party based on another party’s failure to perform under an obligating agreement, except financial obligation. For example, performance guarantees include guarantees of completion of construction projects.

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in FIN No. 45 include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees as prescribed in FIN No. 45, the MUFG Group has to track whether the counterparties are actually exposed to the losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in FIN No. 45, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees for the repayment of trust principal include guarantees which the MUFG Group provides for the repayment of principal of certain types of trust products, including certain jointly operated designated money in trusts and loan trusts. The MUFG Group manages and administers trust assets in a capacity of agent or fiduciary on behalf of its customers and trust assets are segregated from the assets of the MUFG Group, which keeps separate records for the trust activities. The MUFG Group, in principle, does not assume any risks associated with the trust assets under management, however, as permitted by applicable laws, the MUFG Group provides guarantees for the repayment of principal of such trust products. At March 31, 2005 and 2006, the contract amounts of such guarantees for repayment of trust principal were ¥1,790 billion and ¥2,456 billion, respectively. The accounting methods used for the segregated records of trust activities are different from financial accounting principles and practices. However, the MUFG Group follows an approach similar to those used for its own assets to identify an impairment of an asset included in the trusts with guaranteed principal, with inherent variations peculiar to trust accounting. Amounts of loans deemed to be impaired are written off directly and are charged to the trust account profits earned during the trust accounting period. Write-downs of securities are also directly charged to the trust account profits. The amounts of trust assets written-off in the segregated records were ¥3,313 million and ¥398 million, respectively, for the fiscal years ended March 31, 2005 and 2006. These amounts of write-offs were reflected in the segregated records as deductions before net profits earned by trust accounts for the accounting period. In addition, part of trust account profits are set aside as a reserve to absorb losses in the trust asset portfolios in the segregated records in accordance with relevant legislation concerning the trust business and/or trust agreements. Statutory reserves for loan trusts are established at a rate of 4.0% of the trust fees up to the amounts of 0.5% of the trust principal in accordance with the legislation. Reserves for jointly operated designated money in trusts are established at a rate of 0.3% of the balance of loans and other assets in the trust account assets in accordance with the related trust agreement. The amounts of such reserves set aside in the segregated records were ¥5,389 million and ¥6,423 million, respectively, at March 31, 2005 and 2006. The MUFG Group is required to provide an allowance for off-balance-sheet instruments on such guarantees in the financial statements only when aggregate losses on trust assets are judged to exceed the reserve and the profit earned by the trust account, and the principal is deemed to be impaired. Management believes that the MUFG Group will not incur any losses on the guarantees.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, except for the certain trust agreements that have provisions limiting the MUFG Group’s responsibility as a trustee to the trust account assets. A trust may incur external liabilities to finance its activities and obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account has insufficient liquidity available for such liabilities. At March 31, 2005 and 2006, there were liabilities of ¥3,241 billion and ¥4,286 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are covered by the corresponding trust account assets generally; the MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

indemnifications for institutional customers of securities lending transactions against counterparty default. All lending transactions are collateralized, primarily by cash.

Carrying amount

At March 31, 2005 and 2006, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥221,523 million and ¥657,573 million, respectively, which are included in Other liabilities and Trading account liabilities. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of ¥48,310 million and ¥73,148 million, respectively, related to these transactions.

Other Off-balance-sheet Instruments

In addition to obligations under guarantees set forth above, the MUFG Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these financial instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2006, approximately 78% of these commitments will expire within one year, 19% from one year to five years and 3% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2005 and 2006:

	2005	2006
	(in billions)
Commitments to extend credit	¥27,813	¥58,363
Commercial letters of credit	458	819
Commitments to make investments	27	29

Commitments to extend credit, which generally have fixed expiration dates or other termination clauses, are legally binding agreements to lend to customers. Commitments are different from guarantees in that the commitments are generally revocable or have provisions that enable the MUFG Group to avoid payments in the event of violations of any conditions of the contracts and certain deterioration of the potential borrowers’ financial condition. Commitments to extend credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

Commercial letters of credit, used for facilitating trade transactions, are generally secured by underlying goods. The MUFG Group continually monitors the type and amount of collateral and other security, and requires counterparties to provide additional collateral or guarantors as necessary.

Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the MUFG Group has significant variable interests, are described in Note 27.

Concentration of Credit Risk

Although the MUFG Group’s portfolio of financial instruments, including on-balance-sheet instruments, is widely diversified along industry and geographic lines, a significant portion of the transactions with off-balance-sheet risk are entered into with other financial institutions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27.    VARIABLE INTEREST ENTITIES

A variable interest entity (“VIE”) is defined as an entity with one or more of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) the equity investors lack significant decision making ability or do not absorb the expected losses or receive the expected residual returns or (3) the equity interests have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An enterprise is required to consolidate a variable interest entity if that enterprise has variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected returns, or both. An enterprise that consolidates a VIE is referred to as the primary beneficiary.

In the normal course of its business, the MUFG Group has financial interests in various entities which may be deemed to be variable interest entities such as asset-backed commercial paper conduits, securitization conduits of client properties, various investment funds and special purpose entities created for structured financing.

The MUFG Group adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R is deferred. As a result, the MUFG Group has consolidated all VIEs in which it is deemed to be the primary beneficiary including those created before February 1, 2003. The adoption of FIN No. 46R resulted in a cumulative-effect adjustment reducing net income by ¥977 million for the fiscal year ended March 31, 2005. See Note 1—Accounting Changes for more information.

The following table presents, by type of VIE, the total assets of consolidated and non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2005 and 2006:

Consolidated VIEs	2005	2006
	(in millions)
Asset-backed commercial paper conduits	¥3,300,661	¥4,922,025
Securitization conduits of client properties	—	3,251
Investment funds	1,013,323	1,556,908
Special purpose entities created for structured financing	18,758	20,079
Repackaged instruments	153,575	190,408
Others	180,863	524,508

Total	¥4,667,180	¥7,217,179

	2005		2006
Non-Consolidated VIEs	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Asset-backed commercial paper conduits	¥381,418	¥56,470	¥5,879,982	¥536,325
Securitization conduits of client properties	1,574,760	618,788	2,539,689	822,556
Investment funds	30,152,347	869,320	61,263,030	1,766,131
Special purpose entities created for structured financing	16,419,757	1,134,358	22,692,746	1,695,641
Repackaged instruments	34,851,630	883,166	120,316,571	1,645,600
Others	6,156,283	849,062	5,419,392	881,331

Total	¥89,536,195	¥4,411,164	¥218,111,410	¥7,347,584

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amount of consolidated assets that corresponds to VIE obligations at March 31, 2005 and 2006:

	2005	2006
	(in millions)
Cash	¥138,910	¥177,011
Trading account assets	622,834	1,290,404
Investment securities	345,931	293,055
Loans	3,178,608	5,060,478
Others	380,897	396,231

Total	¥4,667,180	¥7,217,179

In addition, certain transfers of financial assets that did not qualify for sale accounting were made to variable interest entities. The transferred assets, primarily consisting of performing loans, continued to be carried as assets of the MUFG Group. Such assets amounted to ¥ 570,103 million and ¥ 2,798,538 million at March 31, 2005 and 2006, respectively.

A portion of the assets of consolidated VIEs presented in the table above were derived from transactions between consolidated VIEs and the MUFG Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts were ¥70,199 million of Cash and ¥2,031 million of other assets at March 31, 2005, and ¥127,999 million of Cash, ¥2,225 million of Trading account assets, ¥2,900 million of Investment securities, ¥199,979 million of Loans and ¥8,488 million of other assets at March 31, 2006.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MUFG Group, except where the MUFG Group provides credit support as in the case of certain asset-backed commercial paper conduits.

Asset-backed Commercial Paper Conduits

The MUFG Group administers several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. The assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from the MUFG Group or third parties. While customers basically continue to service the transferred trade receivables, the MUFG Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities.

In accordance with the consolidation requirements of FIN No. 46, the MUFG Group consolidated certain of these multi-seller finance entities for the fiscal year ended March 31, 2004. The MUFG Group has subsequently consolidated other multi-seller finance entities, where the MUFG Group is deemed to be the primary beneficiary, including those created before February 1, 2003.

As a result of the consolidation of these entities on March 31, 2005, the MUFG Group’s consolidated total assets, loans and commercial paper issued increased by ¥1,262,834 million, ¥2,424,527 million and ¥1,210,483 million, respectively, while the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support were decreased by ¥1,222,838 million primarily as a result of elimination of the transactions within the MUFG Group.

The assets of certain consolidated asset-backed commercial paper conduits include variable interests in the VIEs of which the consolidated asset-backed commercial paper conduits are not the primary beneficiaries. These

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

variable interests were ¥973,471 million and ¥1,389,839 million and the total assets of these non-consolidated VIEs were ¥3,998,372 million and ¥13,065,251 million at March 31, 2005 and 2006, respectively.

Securitization Conduits of Client Properties

The MUFG Group administers several conduits that acquire client assets, such as real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, the MUFG Group considers those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from the MUFG Group or third parties. The MUFG Group determined that it is not the primary beneficiary of any of these conduits.

Investment Funds

The MUFG Group holds investments in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

The MUFG Group not only manages the composition of investment trust funds but also plays a major role in composing venture capital funds. The MUFG Group generally does not have significant variable interests through composing these type of funds.

Special Purpose Entities Created for Structured Financing

The MUFG Group extends non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

The MUFG Group generally acts as a member of a lending group and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, the MUFG Group determined that the MUFG Group is not the primary beneficiary of most of these entities. However, in transactions with entities whose investments at risk are exceptionally thin where the MUFG Group provides most of the financing, the MUFG Group is ultimately required to consolidate this type of entity.

Repackaged Instruments

The MUFG Group has two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

The MUFG Group provides repackaged instruments with features that meet customers’ needs and preferences through special purpose entities. The MUFG Group purchases financial instruments such as bonds and transfers them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with the MUFG Group or other financial institutions to modify the cash flows of the underlying financial instruments. The MUFG Group underwrites and markets the new instruments issued by the special purpose entities to its customers.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group also invests in repackaged instruments arranged and issued by third parties.

Financing Vehicle

UNBC deconsolidated UNBC Finance Trust I upon adoption of FIN No. 46 in UNBC’s fiscal year ended December 31, 2003. Following the revisions introduced in FIN No. 46R, the MUFG Group deconsolidated three financing vehicles, BTMU (Curacao) Holdings N.V., BTM Finance (Curacao) N.V. and MTBC Finance (Aruba) A.E.C. since the three finance vehicles are conduits, deconsolidation did not have a material impact on the MUFG Group’s results of operations or financial condition.

The MUFG Group has established several wholly owned funding vehicles to enhance the flexibility of its capital management. Management has determined that the MUFG Group does not have significant variable interests in these conduits which would require disclosure or consolidation.

Trust Arrangements

The MUFG Group offers a variety of asset management and administration services under trust arrangements including securities investment trusts, pension trusts and trusts used as securitization vehicles. Although in limited cases the MUFG Group may assume risks through guarantees or certain protections as provided in the agreements or relevant legislation, the MUFG Group has determined that it will not absorb a majority of expected losses in connection with such trust arrangements. In a typical trust arrangement, however, the MUFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. Customers receive and absorb expected returns and losses on the performance and operations of trust assets under management of the MUFG Group. Accordingly, the MUFG Group determined that it is generally not a primary beneficiary to any trust arrangements under management as its interests in the trust arrangements are insignificant in most cases.

Other Type of VIEs

The MUFG Group is also a party to other types of VIEs including special purpose entities created to hold assets on behalf of the MUFG Group as an intermediary.

The MUFG Group identified borrowers that were determined to be VIEs due to an insufficient level of equity. The MUFG Group determined that the MUFG Group is not the primary beneficiary of most of these borrowers because of its limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, distribution, construction and real estate development, independently from the MUFG Group.

28.    COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The MUFG Group leases certain technology system, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum rental commitments for noncancelable leases at March 31, 2006 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2007	¥57,011	¥41,873
2008	49,187	36,166
2009	70,354	31,512
2010	21,367	28,867
2011	13,577	21,158
2012 and thereafter	8,869	47,813

Total minimum lease payments	220,365	¥207,389

Amount representing interest	(9,091)

Present value of minimum lease payments	¥211,274

Total rental expense for the fiscal years ended March 31, 2004, 2005 and 2006 was ¥51,461 million, ¥50,064 million and ¥85,605 million, respectively.

Civil Suit Brought by The Sumitomo Trust & Banking Co., Ltd.

On May 21, 2004, ex-UFJ Holdings, ex-UFJ Bank, ex-UFJ Trust Bank (collectively, the “ex-UFJ Companies”) and The Sumitomo Trust & Banking Co., Ltd. (“Sumitomo Trust”) entered into a basic agreement to integrate and jointly operate their respective trust and custody businesses. On July 13, 2004, however, the ex-UFJ Companies informed Sumitomo Trust of their decision to terminate this basic agreement.

In response, on July 16, 2004, Sumitomo Trust filed with the Tokyo District Court a motion for a preliminary injunction to restrain the ex-UFJ Companies from entering into discussions with, and providing information to, any third party with regards to a transfer of ex-UFJ Trust Bank’s operations. The Supreme Court of Japan dismissed the motion for provisional relief on August 30, 2004.

On October 28, 2004, Sumitomo Trust filed a lawsuit in the Tokyo District Court against the ex-UFJ Companies claiming that, under the basic agreement, it had exclusive rights to hold good-faith negotiations with the ex-UFJ Companies regarding the integration of their respective trust and custody businesses. Sumitomo Trust made an additional claim against the ex-UFJ Companies for damages in the amount of ¥100 billion on March 8, 2005.

On February 13, 2006, the Tokyo District Court rendered a judgment denying Sumitomo Trust’s claim for damages. On February 24, 2006, Sumitomo Trust appealed the Tokyo District Court’s ruling to the Tokyo High Court, seeking to overturn the dismissal of the damages claim for ¥100 billion and claiming additional damages of ¥10 billion against the ex-UFJ Companies.

The next round of oral arguments before the Tokyo High Court is scheduled for October 2006 and the outcome of the litigation is uncertain at this point.

Including the above, the MUFG Group is involved in various litigation matters. Management, based upon their current knowledge and the results of consultation with counsel, makes appropriate levels of litigation reserve. Management believes that the amounts of the MUFG Group’s liabilities, when ultimately determined, will not have a material adverse effect on the MUFG Group’s results of operations and financial position.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29.    FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:

	2004	2005	2006
	(in millions)
Trust fees	¥90,037	¥102,789	¥121,350
Fees on funds transfer and service charges for collections	57,625	60,144	105,485
Fees and commissions on international business	47,139	45,103	62,235
Fees and commissions on credit card business	60,973	62,210	110,127
Service charges on deposits	35,569	36,500	35,930
Fees and commissions on securities business	79,851	104,519	145,137
Fees on real estate business	20,488	31,436	45,829
Insurance commissions	22,569	36,000	48,508
Fees and commissions on stock transfer agency services	17,389	20,119	39,389
Guarantee fees	18,290	19,400	53,040
Fees on investment funds business	7,535	11,684	65,919
Other fees and commissions	107,240	111,187	200,326

Total	¥564,705	¥641,091	¥1,033,275

Trust fees consist primarily of fees earned by fiduciary asset management and administration services for corporate pension plans, investment funds, etc. Fees on funds transfer and service charges for collection are earned by providing settlement services such as domestic fund remittances and domestic collection services. Fees and commissions on international business primarily consist of fees from international fund transfer and collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, royalty and other service charges from franchisees. Service charges on deposits are fees charged for deposits such as checking account deposits. Fees and commissions on securities business include underwriting, brokerage and advisory services and arrangement fees on securitizations. Fees on real estate business primarily consist of fees from real estate agent services. Insurance commissions are earned by acting as agent for insurance companies to sell insurance products. Fees and commissions on stock transfer agency services consist of fees earned primarily by stock title transfers and agency services for the calculation and payment of dividends. Guarantee fees are earned by providing guarantees on residential mortgage loans. Fees on investment funds business primarily consist of management fees for investment funds. Other fees and commissions include various arrangement fees and agent fees excluding the fees mentioned above.

30.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income from continuing operations before income tax expense and cumulative effect of a change in accounting principle under US GAAP.

See Note 31 for financial information relating to the MUFG Group’s operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The ex-MTFG Group uses an integrated business group system, which integrated the operations of ex-BTM and ex-Mitsubishi Trust into the following three areas—Retail, Corporate and Trust Assets resulting in a new basis of segmentation. The integrated business group system was intended to create more synergies through more effective and efficient collaboration between the ex-MTFG Group’s subsidiary banks. The MUFG Group retained the integrated business group system after the merger. Under this integrated business group system, the holding company formulates strategy for the group on an integrated basis, which is then executed by its subsidiary banks. Through this system, MUFG aims to reduce overlapping of functions within the MUFG Group, thereby increasing efficiency and realizing the benefits of its group resources and scale of operations. Moreover, through a greater integration of MUFG’s shared expertise in the banking, trust and securities businesses, it aims to deliver a more diverse but integrated lineup of products and services to customers.

Effective April 1, 2005, the MUFG Group changed the classification of its business segments and included UNBC as a part of the Integrated Corporate Banking Business Group. The MUFG Group has also introduced a unified core deposit concept when measuring the performance of each business segment and made minor changes in its management accounting method. The unified core deposit concept takes into account that, based on historical data, a portion of the Japanese yen short-term deposits to the MUFG Group can be deemed as a long-term source of funding from an interest risk management perceptive, and therefore the interest rate spread gained from the long-term funds should be allocated to the relevant business segments. The presentation for the fiscal years ended March 31, 2004 and 2005 has been reclassified to conform to the new basis of segmentation and managerial accounting, including the method of inter-segment allocation, for the fiscal year ended March 31, 2006.

Effective October 1, 2005, the MUFG Group changed the name of the Treasury business segment to Global Markets, in line with the name of the business segment in the MUFG Group’s subsidiary banks. The operations that constitute Global Markets have not been changed.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB and MUS as well as retail product development, promotion and marketing in a single management structure. Retail financial products and services are provided through MUFG Plaza, a new, one-stop, comprehensive financial services channel and other domestic branches.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. UNBC consists of BTMU’s subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A. Through the integration of these business lines, diverse financial products and services are provided to its corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of its corporate customers. Regarding UNBC, as of March 31, 2006, BTMU owned approximately 63% of UnionBanCal Corporation, a public company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the international strengths of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Global Markets—Global Markets consists of the treasury business unit at BTMU, which conducts asset liability management and liquidity management for BTMU, and the global markets business group at MUTB. Global Markets provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Other mainly consists of the corporate center of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

The financial performance derived from the internal management reporting system is summarized below. Management does not use information on segments’ total assets to allocate resources and assess performance and accordingly, business segment information on total assets is not presented. Management measures the performance of the MUFG Group’s business segments primarily by “operating profit.”

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Fiscal year ended March 31, 2004
Net revenue	¥411.6	¥656.1	¥147.2	¥253.5	¥400.7	¥1,056.8	¥56.7	¥321.7	¥(23.4)	¥1,823.4
BTMU and MUTB:	288.9	522.8	109.4	—	109.4	632.2	43.0	316.7	(36.4)	1,244.4
Net interest income	210.2	306.5	60.3	—	60.3	366.8	1.0	228.5	10.7	817.2
Net fees	58.8	133.7	35.6	—	35.6	169.3	42.0	8.9	(0.9)	278.1
Other	19.9	82.6	13.5	—	13.5	96.1	—	79.3	(46.2)	149.1
Other than BTMU and MUTB*	122.7	133.3	37.8	253.5	291.3	424.6	13.7	5.0	13.0	579.0
Operating expenses	312.8	266.2	107.6	150.9	258.5	524.7	47.9	42.9	84.2	1,012.5

Operating profit (loss)	¥98.8	¥389.9	¥39.6	¥102.6	¥142.2	¥532.1	¥8.8	¥278.8	¥(107.6)	¥810.9

Fiscal year ended March 31, 2005
Net revenue	¥454.8	¥684.2	¥146.2	¥274.9	¥421.1	¥1,105.3	¥59.9	¥285.0	¥(8.7)	¥1,896.3
BTMU and MUTB:	317.4	562.0	113.3	—	113.3	675.3	43.8	280.8	(14.7)	1,302.6
Net interest income	209.7	306.1	56.7	—	56.7	362.8	0.4	231.8	(8.5)	796.2
Net fees	79.2	157.1	36.8	—	36.8	193.9	43.3	15.8	7.3	339.5
Other	28.5	98.8	19.8	—	19.8	118.6	0.1	33.2	(13.5)	166.9
Other than BTMU and MUTB*	137.4	122.2	32.9	274.9	307.8	430.0	16.1	4.2	6.0	593.7
Operating expenses	323.7	267.6	102.2	158.8	261.0	528.6	46.6	38.9	91.3	1,029.1

Operating profit (loss)	¥131.1	¥416.6	¥44.0	¥116.1	¥160.1	¥576.7	¥13.3	¥246.1	¥(100.0)	¥867.2

Fiscal year ended March 31, 2006
Net revenue	¥887.5	¥1,107.4	¥214.6	¥350.3	¥564.9	¥1,672.3	¥108.7	¥315.7	¥(15.2)	¥2,969.0
BTMU and MUTB:	518.4	903.4	165.5	—	165.5	1,068.9	63.0	310.7	(63.9)	1,897.1
Net interest income	330.6	416.8	88.7	—	88.7	505.5	1.9	257.4	32.9	1,128.3
Net fees	137.1	298.3	49.3	—	49.3	347.6	61.3	(3.1)	(22.5)	520.4
Other	50.7	188.3	27.5	—	27.5	215.8	(0.2)	56.4	(74.3)	248.4
Other than BTMU and MUTB*	369.1	204.0	49.1	350.3	399.4	603.4	45.7	5.0	48.7	1,071.9
Operating expenses	576.9	428.1	136.3	202.3	338.6	766.7	73.9	43.8	141.5	1,602.8

Operating profit (loss)	¥310.6	¥679.3	¥78.3	¥148.0	¥226.3	¥905.6	¥34.8	¥271.9	¥(156.7)	¥1,366.2

*	Includes MUFG and its subsidiaries other than BTMU and MUTB.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

A reconciliation of the operating profit under the internal management reporting system for the fiscal years ended March 31, 2004, 2005 and 2006 above to income from continuing operations before income tax expense and cumulative effect of a change in accounting principle shown on the consolidated statements of income is as follows:

	2004	2005	2006
	(in billions)
Operating profit:	¥811	¥867	¥1,366
Trust fees adjusted for credit losses of trust assets	(10)	(3)	(1)
Credit (provision) for credit losses	114	(108)	(110)
Trading account losses—net	(117)	(65)	(210)
Equity investment securities gains—net	342	175	160
Debt investment securities losses—net	(204)	(8)	(11)
Foreign exchange gains (losses)—net	355	(120)	(501)
Minority interests	(41)	(37)	(157)
Other—net	(74)	17	(6)

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥1,176	¥718	¥530

31.    FOREIGN ACTIVITIES

Foreign operations include the business conducted by overseas offices, as well as international business conducted from domestic offices, principally several international banking-related divisions of BTMU’s and MUTB’s Head Office in Tokyo, and involve various transactions with debtors and customers residing outside Japan. Close integration of the MUFG Group’s foreign and domestic activities makes precise estimates of the amounts of assets, liabilities, income and expenses attributable to foreign operations difficult and necessarily subjective. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2004, 2005 and 2006, and estimated total revenue, total expense, income from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income for the respective fiscal years then ended:

	Domestic	Foreign
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)	Total
	(in millions)
Fiscal year ended March 31, 2004:

Total revenue(2)	¥1,651,947	¥575,066	¥277,183	¥64,819	¥147,552	¥2,716,567

Total expense(3)	940,881	408,651	94,054	21,694	74,923	1,540,203

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	711,066	166,415	183,129	43,125	72,629	1,176,364

Net income	464,256	158,275	120,751	26,485	53,235	823,002

Total assets at end of fiscal year	79,653,844	12,585,539	6,141,837	3,015,416	2,302,463	103,699,099

Fiscal year ended March 31, 2005:

Total revenue(2)	¥1,610,078	¥487,691	¥153,145	¥96,761	¥77,836	¥2,425,511

Total expense(3)	1,320,404	251,026	103,542	12,030	20,115	1,707,117

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	289,674	236,665	49,603	84,731	57,721	718,394

Net income	109,960	180,520	24,242	61,742	38,691	415,155

Total assets at end of fiscal year	84,416,835	12,331,408	5,971,590	3,467,959	2,234,308	108,422,100

Fiscal year ended March 31, 2006:

Total revenue(2)	¥2,520,008	¥594,532	¥194,340	¥176,080	¥113,074	¥3,598,034

Total expense(3)	2,194,354	539,505	167,519	113,831	53,152	3,068,361

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	325,654	55,027	26,821	62,249	59,922	529,673

Net income	197,372	39,719	23,372	54,053	48,995	363,511

Total assets at end of fiscal year	152,047,224	16,651,510	9,483,190	5,242,047	2,795,476	186,219,447

Notes:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision (credit) for credit losses and Non-interest expense.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2005 and 2006:

	2005	2006
	(in millions)
Cash and due from banks	¥284,388	¥590,369
Interest-earning deposits in other banks	3,616,334	4,421,545

Total	¥3,900,722	¥5,011,914

Trading account assets(1)	¥1,516,467	¥2,191,940

Investment securities	¥6,912,251	¥8,141,650

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥9,916,034	¥15,523,569

Deposits, principally time deposits and certificates of deposit by foreign banks	¥13,166,429	¥15,938,882

Funds borrowed:
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	¥1,281,825	¥921,746
Other short-term borrowings	1,058,411	1,566,373
Long-term debt	858,387	3,459,450

Total	¥3,198,623	¥5,947,569

Trading account liabilities(1)	¥1,064,516	¥1,306,223

Note:

(1)	The balances of trading account assets and trading account liabilities related to foreign activities at March 31, 2005 have been restated from ¥1,744,251 million and ¥1,624,449 million to ¥1,516,467 million and ¥1,064,516 million, respectively.

At March 31, 2005 and 2006, the MUFG Group had no cross-border outstandings, as defined in the Securities Act Industry Guide 3 in any foreign country, which exceeded 0.75% of consolidated total assets.

32.    ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2005 and 2006:

	2005		2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	¥16,082	¥16,082	¥21,024	¥21,024
Trading account assets, excluding derivatives	5,758	5,758	8,070	8,070
Investment securities	28,930	29,016	48,604	48,985
Loans, net of allowance for credit losses	50,164	50,352	94,495	94,837
Other financial assets	2,414	2,414	4,640	4,640
Derivative financial instruments:
Trading activities	1,949	1,949	2,658	2,658
Activities qualifying for hedges	2	2	—	—
Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	¥16,854	¥16,854	¥34,728	¥34,728
Interest-bearing deposits	61,348	61,329	103,296	103,173
Trading account liabilities, excluding derivatives	40	40	160	160
Obligations to return securities received as collateral	3,026	3,026	3,946	3,946
Due to trust account	1,231	1,231	2,428	2,428
Other short-term borrowings	10,725	10,725	10,534	10,534
Long-term debt	5,982	6,109	13,890	13,847
Other financial liabilities	1,969	1,969	3,100	3,100
Derivative financial instruments:
Trading activities	1,918	1,918	2,863	2,863
Activities qualifying for hedges	—	—	5	5

The methodologies and assumptions used to estimate the fair value of the financial instruments are summarized below:

Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions—For cash, due from banks including interest-earning deposits, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk.

Trading account securities—Trading account securities and short trading positions of securities are carried at fair value, which is principally based on quoted market prices, when available. If the quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Investment securities—The fair values of investment securities, where quoted market prices or secondary market prices are available, are equal to such market prices. For investment securities, when quoted market prices or secondary market prices are not available, the fair values are estimated using quoted market prices for similar securities or based on appraised value as deemed appropriate by management. The fair values of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have quoted market prices or secondary market prices available. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

marketable common stock in the future, issued by public companies are determined by utilizing commonly-accepted valuation models, such as option pricing models. It is not practicable to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted market price is not available. Therefore, the above summary does not include the carrying amounts of such investment securities. The amounts not included in the above summary are ¥861 billion and ¥211 billion at March 31, 2005 and 2006, respectively.

Loans—The fair values of loans are estimated for groups with similar characteristics, including type of loan, credit quality and remaining maturity. In incorporating the credit risk factor, management concluded that the allowance for credit losses adequately adjusts the related book values for credit risk. For floating- or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated by discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for dispositions or sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For nonperforming loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥362 billion and ¥602 billion at March 31, 2005 and 2006, respectively.

Derivative financial instruments—The estimated fair values of derivative financial instruments are the amounts the MUFG Group would receive or pay to terminate the contracts at the balance-sheet date, taking into account the current unrealized gains or losses on open contracts. They are based on market or dealer quotes when available. Valuation models such as present value and option pricing models are applied to current market information to estimate fair values when such quotes are not available.

Non-interest-bearing deposits, call money and funds purchased, payables under repurchase agreements and securities lending transactions, and obligations to return securities received as collateral—The fair values of non-interest-bearing deposits are equal to the amounts payable on demand. For call money and funds purchased, payables under repurchase agreements and securities lending transactions and obligations to return securities received as collateral, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk.

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

Due to trust account—For due to trust account, which represents a temporary placement of excess funds from individual trust accounts managed by the trust banking subsidiary in their fiduciary and trust capacity, the carrying amount is a reasonable estimate of the fair value since its nature is similar to short-term funding, including demand deposits and other overnight funds purchased, in a manner that the balance changes in response to the day-to-day changes in excess funds placed by the trust accounts.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other short-term borrowings—For most other short-term borrowings, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature. For certain borrowings, fair values are estimated by discounting the estimated future cash flows using applicable current market interest rates or comparable rates for similar instruments, which represent the MUFG Group’s cost to raise funds with a similar remaining maturity.

Long-term debt—For certain unsubordinated and subordinated debt, the fair values are estimated based on quoted market prices of the instruments. The fair values of other long-term debt are estimated using a discounted cash flow model based on rates applicable to the MUFG Group for debt with similar terms and remaining maturities.

Other financial liabilities—The estimated fair values of other financial liabilities, which primarily include accrued interest payable, bank acceptances, accounts payable and obligations under standby letters of credit and guarantees, approximate their carrying amounts. The fair values of obligations under standby letters of credit and guarantees are based on fees received or receivable by the MUFG Group.

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2005 and 2006 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2005 and 2006. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

33.    STOCK-BASED COMPENSATION

Two subsidiaries of MUFG, MUS and UNBC, have several stock-based compensation plans.

MUS

Under the Code and the Company Law, companies are permitted to purchase their own shares in the market in order to implement a stock option plan when approved by the shareholders.

Pursuant to resolutions approved at the general shareholders’ meetings, MUS offers stock option plans which provide directors, executive officers, eligible employees and certain other persons with options to purchase shares (at the respective exercise prices stipulated in each plan) as follows:

Date of approval at the shareholders’ meeting	Exercise period	Shares
June 29, 2000	July 1, 2002 to June 30, 2005	2,057,000
June 28, 2001	July 1, 2003 to June 30, 2006	2,272,000
June 29, 2005(1)	September 20, 2005 to March 31, 2006	1,992,060

Total		6,321,060

Note:

(1)	In connection with the merger of MTFG with UFJ Holdings, MUS converted all outstanding ex-UFJ Tsubasa Securities employee stock-based awards at the merger date, and those awards became exercisable for or based upon MUS common stock. The number of awards converted and the exercise prices of those awards were adjusted to take into account the merger exchange ratio of 0.42 for the securities companies.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The plans provide for the granting of stock options having an exercise price not less than the market value of MUS’s common stock on the date of grant. The following table presents the stock option transactions for the fiscal years ended March 31, 2004, 2005 and 2006:

	2004		2005		2006
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Options outstanding, beginning of fiscal year	5,512,000	¥1,278	3,153,000	¥1,260	2,827,000	¥1,311
Ex-UFJ Tsubasa Securities Conversion	—	—	—	—	1,992,060	1,412
Exercised	(831,000)	812	(326,000)	812	(2,437,140)	1,266
Forfeited	(1,528,000)	1,568	—	—	(2,071,920)	1,244

Options outstanding, end of fiscal year	3,153,000	¥1,260	2,827,000	¥1,311	310,000	¥812

Options exercisable, end of fiscal year	3,153,000	¥1,260	2,827,000	¥1,311	310,000	¥812

The following table details the distribution of stock options outstanding at March 31, 2006:

	Options outstanding at March 31, 2006		Options exercisable at March 31, 2006
Exercise price	Number outstanding	Remaining contractual life	Number exercisable
¥812	310,000	0.25 years	310,000

UNBC

UNBC has two management stock plans. The Year 2000 UnionBanCal Corporation Management Stock Plan as amended (the “2000 Stock Plan”), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the “1997 Stock Plan”), have 20.0 million and 6.6 million shares, respectively, of the UNBC’s common stock authorized to be awarded to key employees and outside directors of UNBC at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the “Committee”). Employees on rotational assignment from BTMU are not eligible for stock awards.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the 2000 Stock Plan, UNBC granted options to various key employees, including policy-making officers in 2003, 2004 and 2005 and to non-employee directors in 2003 and 2004. Under both Stock Plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. The options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions or terminates employment under certain conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33 1/3 percent on each anniversary under the 1997 Stock Plan, and fully vested and exercisable on the grant date under the 2000 Stock Plan. The following is a summary of stock option transactions under the Stock Plans.

	Fiscal years ended December 31,
	2003		2004		2005
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Options outstanding, beginning of fiscal year	8,515,469	$34.71	9,008,011	$37.12	9,482,336	$41.87
Granted	2,517,023	40.32	2,478,931	52.84	1,222,230	61.36
Exercised	(1,912,323)	30.52	(1,917,818)	33.68	(1,877,908)	38.24
Forfeited	(112,158)	38.96	(86,788)	42.87	(130,069)	50.62

Options outstanding, end of fiscal year	9,008,011	$37.12	9,482,336	$41.87	8,696,589	$45.26

Options exercisable, end of fiscal year	3,845,520	$33.99	4,733,003	$36.49	5,349,873	$40.29

The weighted-average fair value of options granted was $12.92 during 2003, $16.55 during 2004 and $13.38 during 2005.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants made in 2003, 2004 and 2005; risk-free interest rates of 2.9 percent in 2003, 2.8 percent in 2004, and, as a result of refinements to the model, a range from 3.4 percent to 4.3 percent for 1 to 7 year tenors in 2005; expected volatility of 43 percent in 2003, 40 percent in 2004, and 27 percent in 2005; expected lives of 5 years for 2003 and 2004 and 4.4 years for 2005; and expected dividend yields of 2.8 percent in 2003, 2.4 percent in 2004, and 2.7 percent in 2005.

The following table summarizes information about stock options outstanding:

	Options outstanding at December 31, 2005			Options exercisable at December 31, 2005
Range of exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$ 18.53-25.00	43,619	3.6 years	$22.99	43,619	$22.99
28.44-42.40	3,367,718	5.7 years	35.50	2,700,942	34.42
42.69-62.42	5,196,022	6.9 years	51.37	2,598,147	46.61
67.39-71.23	89,230	6.3 years	69.29	7,165	67.39

	8,696,589			5,349,873

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2003, 2004 and 2005, UNBC also granted 6,000 shares, 16,000 shares, and 405,574 shares of restricted stock with weighted average grant date fair values of $46.95, $61.50 and $64.13, respectively. There were no restricted stock forfeitures in 2003 and 2004 and 6,085 shares were forfeited in 2005. There shares were granted under the 2000 Stock Plan to key officers, including policy-making officers in years 2003, 2004 and 2005 and non-employee directors in 2005. The awards of restricted stock vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date for awards in 2003 and 2005 and three years from the grant date for awards in 2004, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, or retires under certain grant, age and service conditions or terminates employment under certain conditions. The award of restricted stock granted to existing non-employee directors in 2005 will vest in full in July 2006. The award granted to a newly elected director in 2005 will vest as to two-thirds of the shares in November 2006 and the remaining portion will vest in two equal installments in November 2007 and 2008, respectively. Restricted shareholders have the right to vote their restricted shares and receive dividends.

At December 31, 2003, 2004 and 2005, 5,347,715 shares, 2,937,629 shares and 5,445,979 shares, respectively, were available for future grants as either stock options or restricted stock under the 2000 Stock Plan. The remaining shares under the 1997 Stock Plan are not available for future grants.

Effective January 1, 1997, UNBC established a Performance Share Plan. At the discretion of the Executive Compensation and Benefits Committee, eligible participants may earn performance share awards to be redeemed in cash and/or shares three years after the date of grant. Performance shares are linked to shareholder value in two ways: (1) the market price of the UNBC’s common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The plan was amended in 2004 increasing the total number of shares that can be granted under the plan to 2.6 million shares. There were 340,683 performance shares, 2,252,183 performance shares and 2,193,383 performance shares remaining for future awards as of December 31, 2003, 2004 and 2005, respectively. UNBC granted 43,500 shares in 2003, 88,500 shares in 2004, and 78,000 shares in 2005. No performance shares were forfeited in 2003, 2004, and 19,200 shares were forfeited in 2005. The value of a performance share is equal to the average month-end closing price of the UNBC’s common stock for the final 6 months of the performance period. All cancelled or forfeited performance shares become available for future grants. Expenses related to these shares were $6.6 million in 2003, $4.8 million in 2004, and $9.4 million in 2005.

34.    PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTMU and MUTB are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Also, retained earnings of these banking subsidiaries are restricted, except for ¥1,180,904 million, in accordance with the statutory reserve requirements under the Code and the Company Law at March 31, 2006 (see Notes 22 and 23).

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the parent company only financial information of MUFG.

Condensed Balance Sheets

	2005	2006
	(in millions)
Assets:
Cash and interest-earning deposits with banks	¥62,285	¥38,410
Investments in subsidiaries and affiliated companies	4,389,305	10,958,180
Preferred stock investment in ex-UFJ Bank Limited	700,000	—
Other assets	62,388	217,185

Total assets	¥5,213,978	¥11,213,775

Liabilities and shareholders’ equity:
Short-term borrowings from subsidiary	¥322,100	¥44,400
Long-term debt from subsidiaries and affiliated companies	300,000	784,090
Long-term debt	200,000	700,000
Other liabilities	18,781	17,132

Total liabilities	840,881	1,545,622

Total shareholders’ equity	4,373,097	9,668,153

Total liabilities and shareholders’ equity	¥5,213,978	¥11,213,775

Condensed Statements of Income

	2004	2005	2006
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥64,549	¥214,948	¥1,015,637
Management fees from subsidiaries	4,773	7,630	11,674
Interest income	4	2	1
Other income	30	319	16,329

Total income	69,356	222,899	1,043,641

Expense:
Operating expenses	4,418	5,922	9,675
Interest expense to subsidiaries and affiliated companies	—	6,021	13,905
Interest expense	—	511	3,486
Other expense	203	335	5,273

Total expense	4,621	12,789	32,339

Equity in undistributed net income (loss) of subsidiaries and affiliated companies	758,342	208,087	(643,016)

Income before income tax expense	823,077	418,197	368,286
Income tax expense	75	3,042	4,775

Net income	¥823,002	¥415,155	¥363,511

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	2004	2005	2006
	(in millions)
Operating activities:
Net income	¥823,002	¥415,155	¥363,511
Adjustments and other	(767,429)	(234,278)	480,264

Net cash provided by operating activities	55,573	180,877	843,775

Investing activities:
Proceeds from sales of stock investment in affiliated company	—	14,836	14,251
Purchases of preferred stock investment in ex-UFJ Bank Limited	—	(700,000)	—
Purchases of equity investments in subsidiaries and affiliated company	—	(390,552)	(228,498)
Net decrease (increase) in interest-earning deposits with banks	(20,473)	(5,706)	25,488
Other—net	1,047	(5,105)	41,467

Net cash used in investing activities	(19,426)	(1,086,527)	(147,292)

Financing activities:
Net increase (decrease) in short-term borrowings from subsidiary	—	322,100	(323,600)
Proceeds from issuance of long-term debt to subsidiary and affiliated companies	—	300,000	230,800
Proceeds from issuance of long-term debt	—	200,000	450,000
Repayment of long-term debt to subsidiary	—	—	(84,046)
Proceeds from issuance of new shares of preferred stock, net of stock issue expenses	—	249,472	—
Payments for redemption of preferred stock	—	(122,100)	(122,100)
Payments to acquire treasury stock	(467)	(921)	(775,242)
Dividends paid	(32,847)	(45,649)	(64,220)
Other—net	(94)	1,756	(6,462)

Net cash provided by (used in) financing activities	(33,408)	904,658	(694,870)

Net increase (decrease) in cash and cash equivalents	2,739	(992)	1,613
Cash and cash equivalents at beginning of fiscal year	1,532	4,271	3,279

Cash and cash equivalents at end of fiscal year	¥4,271	¥3,279	¥4,892

35.	ESTABLISHMENT OF SPECIAL PURPOSE COMPANIES FOR ISSUANCE OF NON-DILUTIVE PREFERRED SECURITIES

In February 2006, MUFG established MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited, wholly owned funding vehicles in the Cayman Islands, for the issuance of preferred securities to enhance the flexibility of its capital management.

On March 17, 2006, MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited issued $2,300,000,000 in 6.346% non-cumulative preferred securities, €750,000,000 in 4.850% non-cumulative preferred securities and ¥120,000,000,000 in 2.680% non-cumulative preferred securities (collectively, the “Preferred Securities”), respectively. Total net proceeds before expenses were approximately $4.17 billion. All of the ordinary shares of MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited are owned by MUFG. MUFG fully and unconditionally guarantees the payment of dividends and payments on liquidation or redemption of the obligations under the Preferred Securities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Preferred Securities entitle holders to receive a non-cumulative preferential cash dividend starting on July 25, 2006 and on January 25 and July 25 of each year thereafter. The finance subsidiaries will not be obligated to pay dividends on the Preferred Securities upon the occurrence of certain events relating to the financial condition of MUFG. From July 25, 2016, dividends on the Preferred Securities will be re-calculated at a floating rate per annum.

The dollar-denominated and euro-denominated preferred securities are subject to redemption on any dividend payment date on or after July 25, 2016, the yen-denominated preferred securities are subject to redemption on any dividend payment date on or after July 25, 2011 and the Preferred Securities are subject to redemption in whole (but not in part) at any time upon the occurrence of specified events, in each case at the option of each of the finance subsidiaries and subject to necessary government approvals.

The Preferred Securities are non-dilutive and not convertible into MUFG’s common shares. The Preferred Securities were accounted as part of MUFG’s Tier I capital at March 31, 2006 under its capital adequacy requirements.

These funding vehicles are not consolidated in accordance with FIN No. 46R as more fully discussed in Note 27. The funds raised through such funding vehicles are primarily loaned to the MUFG Group and presented as Long-term debt in the consolidated balance sheet at March 31, 2006.

36.    EVENTS SINCE MARCH 31, 2006

Approval of Dividends

On June 29, 2006, the shareholders approved the payment of cash dividends to the shareholders of record on March 31, 2006, of ¥30,000 per share of Class 3 Preferred Stock, ¥15,900 per share of Class 8 Preferred Stock, ¥18,600 per share of Class 9 Preferred Stock, ¥19,400 per share of Class 10 Preferred Stock, ¥5,300 per share of Class 11 Preferred Stock, ¥11,500 per share of Class 12 Preferred Stock, totaling ¥9,837 million, and ¥4,000 per share of Common stock, totaling ¥38,979 million.

Complete Repayment of Public Funds

MUFG repaid ¥504,000 million of public funds injected into ex-UFJ Holdings in the form of preferred stock acquired by the RCC as described below:

(1) On May 23, 2006, 9,300 shares of Class 8 and 89,357 shares of Class 10 Preferred Stock originally issued by ex-UFJ Holdings and held by the RCC were converted into 179,639 shares of common stock. The aggregate face amounts of the preferred stocks converted were ¥27,900 million and ¥178,714 million, respectively. Subsequent to the conversions, MUFG purchased 179,639 shares of common stock and an additional 7,923 shares of common stock as treasury stock for an aggregated amount of ¥286,970 million.

(2) On June 9, 2006, 79,700 shares of Class 9, 60,643 shares of Class 10 and 16,700 shares of Class 12 Preferred Stock originally issued by ex-UFJ Holdings and held by the RCC were converted into 277,245 shares of common stock. The aggregate face amounts of the preferred stocks converted were ¥159,400 million, ¥121,286 million and ¥16,700 million, respectively. Subsequent to the conversions, these shares of common stock were sold in the open market.

As a result, MUFG completed the repayment of all public funds received by the MUFG Group in accordance with the Law Concerning Emergency Measures for the Early Strengthening of Financial Functions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Concluded)

Conversion of Class 12 Preferred Stock

On April 27, 2006, 45,400 shares of Class 12 Preferred Stock were converted to common stock at ¥796,000 per share.

Basic agreement on proposed share exchange to make MUS a wholly-owned subsidiary

On August 29, 2006, MUFG and MUS signed a basic agreement to make MUS a wholly-owned subsidiary of MUFG through a share exchange. MUFG is planning to sign a share exchange agreement around the middle of November 2006 and to complete this transaction by March 31, 2007, after approval by MUS shareholders and the relevant authorities.

* * * * *

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ NOBUO KUROYANAGI
Name:	Nobuo Kuroyanagi
Title:	President and Chief Executive Officer

Date: September 28, 2006

EXHIBIT INDEX

Exhibit		Description

1	(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006. (English Translation)

1	(b)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 31, 2006. (English Translation)

1	(c)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 29, 2006. (English Translation)

1	(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006. (English Translation)

2	(a)	Form of stock certificates.

2	(b)	Form of American Depositary Receipt.

2	(c)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder.

4	(a)	Integration Agreement, dated February 18, 2005, and the amendment thereto, dated April 20, 2005, among Mitsubishi Tokyo Financial Group, Inc., The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., UFJ Holdings, Inc., UFJ Bank Limited, UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd. (English Translation)*

4	(b)	Merger Agreement, dated April 20, 2005, between Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings, Inc. (English Translation)**

8		Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11		Ethical framework and code of conduct, compliance rules, compliance manual of Mitsubishi UFJ Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)

12		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15		Consent of Auditors.

*	Incorporated by reference from Annex A to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-123136).
**	Incorporated by reference from Annex B to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-123136).