Form 20-F
period 2007-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2007-09-21
CIK 67088

As filed with the Securities and Exchange Commission on September 21, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

At March 31, 2007, (1) 10,861,644 shares of common stock (including 652,968 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock), (2) 100,000 shares of first series of class 3 preferred stock, (3) 17,700 shares of class 8 preferred stock, (4) 1 share of class 11 preferred stock, (5) 33,700 shares of class 12 preferred stock were issued.

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

Yes   ☐    No   ☒

For purposes of this Annual Report, we have presented our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or US GAAP, except for risk-adjusted capital ratios, business segment financial information and some other specifically identified information. Unless otherwise stated or the context otherwise requires, all amounts in our financial statements are expressed in Japanese yen.

When we refer in this Annual Report to “Mitsubishi UFJ Financial Group,” “MUFG,” “we,” “us,” “our” and the “Group,” we generally mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries, but from time to time as the context requires, we mean Mitsubishi UFJ Financial Group, Inc. as an individual legal entity. Similarly, references to “MTFG” and “UFJ Holdings” are to Mitsubishi Tokyo Financial Group, Inc. and to UFJ Holdings, Inc., respectively, as well as to MTFG and UFJ Holdings and their respective consolidated subsidiaries, as the context requires. Unless the context otherwise requires, references in this Annual Report to the financial results or business of the “UFJ group” refer to those of UFJ Holdings and its consolidated subsidiaries. References in this Annual Report to “yen” or “¥” are to Japanese yen and references to “US dollars,” “US dollar,” “dollars,” “US$” or “$” are to United States dollars. Our fiscal year ends on March 31 of each year. From time to time, we may refer to the fiscal year ended March 31, 2007 in this Annual Report as fiscal 2006 or the 2006 fiscal year. We may also refer to other fiscal years in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, business plan, targets, belief or current expectations and/or the current belief or current expectations of our management with respect to our results of operations and financial condition, including, among other matters, our problem loans and loan losses. In many, but not all cases, we use words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk” and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are aimed, anticipated, believed, estimated, expected, intended or planned or otherwise stated.

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

A.    Selected Financial Data

The selected statement of income data and selected balance sheet data set forth below have been derived from our audited consolidated financial statements. On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, merged with UFJ Holdings, Inc., or UFJ Holdings, with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc., or MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, numbers as of and for the fiscal years ended March 31, 2003, 2004 and 2005 reflect the financial position and results of MTFG and its subsidiaries only. Numbers as of March 31, 2006 reflect the financial position of MUFG while numbers for the fiscal year ended March 31, 2006 comprised the results of MTFG and its subsidiaries for the six months ended September 30, 2005 and the results of MUFG from October 1, 2005 to March 31, 2006. Numbers as of March 31, 2007 and for the fiscal year ended March 31, 2007 reflect the financial position and results of MUFG. See note 2 to our consolidated financial statements for more information.

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

	Fiscal years ended March 31,
	2003		2004		2005		2006		2007
	(in millions, except per share data and number of shares)
Statement of income data:
Interest income	¥1,578,069		¥1,417,902		¥1,438,701		¥2,530,682		¥3,915,729
Interest expense	537,387		425,162		469,606		882,069		1,585,963

Net interest income	1,040,682		992,740		969,095		1,648,613		2,329,766
Provision (credit) for credit losses	437,972		(114,364)		108,338		110,167		358,603

Net interest income after provision (credit) for credit losses	602,710		1,107,104		860,757		1,538,446		1,971,163
Non-interest income	832,639		1,298,665		986,810		1,067,352		1,947,936
Non-interest expense	1,175,806		1,229,405		1,129,173		2,076,125		2,784,168

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	259,543		1,176,364		718,394		529,673		1,134,931
Income tax expense	67,843		355,308		303,755		165,473		552,826

Income from continuing operations before cumulative effect of a change in accounting principle	191,700		821,056		414,639		364,200		582,105
Income (loss) from discontinued operations—net	12,277		1,946		1,493		8,973		(817)
Cumulative effect of a change in accounting principle, net of tax(1)	(532)		—		(977)		(9,662)		—

Net income	¥203,445		¥823,002		¥415,155		¥363,511		¥581,288

Net income available to common shareholders	¥190,941		¥815,021		¥408,318		¥156,842		¥300,227

Amounts per share:
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥31,900.86		¥128,044.42		¥62,637.96		¥19,398.62		¥29,944.47
Basic earnings per common share—net income available to common shareholders	33,991.75		128,350.88		62,717.21		19,313.78		29,863.20
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	29,161.52		124,735.34		62,397.57		19,036.71		29,763.44
Diluted earnings per common share—net income available to common shareholders	31,164.84		125,033.96		62,476.76		18,951.87		29,682.17
Number of shares used to calculate basic earnings per common share (in thousands)	5,617		6,350		6,510		8,121		10,053
Number of shares used to calculate diluted earnings per common share (in thousands)	5,863	(2)	6,517	(3)	6,516	(3)	8,121	(4)	10,053	(4)
Cash dividends per share declared during the fiscal year:
— Common share	¥6,000.00		¥4,000.00		¥6,000.00		¥9,000.00		¥9,000.00
	$50.26		$33.41		$55.46		$79.30		$77.45
— Preferred share (Class 1)	¥123,750.00		¥82,500.00		¥82,500.00		¥41,250.00		—
	$1,024.65		$725.09		$772.49		$374.08		—
— Preferred share (Class 2)	¥24,300.00		¥16,200.00		¥8,100.00		—		—
	$201.20		$142.38		$74.88		—		—
— Preferred share (Class 3)	—		—		—		¥37,069.00		¥60,000.00
	—		—		—		$312.99		$516.35
— Preferred share (Class 8)	—		—		—		—		¥23,850.00
	—		—		—		—		$205.27
— Preferred share (Class 9)	—		—		—		—		¥18,600.00
	—		—		—		—		$160.11
— Preferred share (Class 10)	—		—		—		—		¥19,400.00
	—		—		—		—		$167.00
— Preferred share (Class 11)	—		—		—		—		¥7,950.00
	—		—		—		—		$68.42
— Preferred share (Class 12)	—		—		—		—		¥17,250.00
	—		—		—		—		$148.46

	At March 31,
	2003	2004	2005	2006	2007
	(in millions)
Balance sheet data:
Total assets	¥96,537,404	¥103,699,099	¥108,422,100	¥186,219,447	¥186,202,911
Loans, net of allowance for credit losses	46,928,860	47,469,598	50,164,144	94,494,608	94,210,391
Total liabilities	93,978,776	99,854,128	104,049,003	176,551,294	175,769,599
Deposits	67,096,271	69,854,507	71,143,099	126,639,931	126,587,009
Long-term debt	5,159,132	5,659,877	5,981,747	13,889,525	14,389,930
Total shareholders’ equity	2,558,628	3,844,971	4,373,097	9,668,153	10,433,312
Capital stock(5)	1,084,708	1,084,708	1,084,708	1,084,708	1,084,708

	Fiscal years ended March 31,
	2003	2004	2005	2006	2007
	(in millions, except percentages)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other financial data:
Average balances:
Interest-earning assets	¥86,083,365	¥90,653,495	¥99,282,143	¥135,385,329	¥168,767,341
Interest-bearing liabilities	79,523,577	84,860,252	92,226,818	118,120,185	146,796,013
Total assets	95,478,978	102,827,850	110,829,406	159,347,769	185,683,033
Total shareholders’ equity	2,432,279	3,289,783	3,880,044	7,106,910	9,823,404

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Return on equity and assets:
Net income available to common shareholders as a percentage of total average assets	0.20%	0.79%	0.37%	0.10%	0.16%
Net income available to common shareholders as a percentage of total average shareholders’ equity	7.85%	24.77%	10.52%	2.21%	3.06%
Dividends per common share as a percentage of basic earnings per common share	17.65%	3.12%	9.57%	46.60%	30.14%
Total average shareholders’ equity as a percentage of total average assets	2.55%	3.20%	3.50%	4.46%	5.29%
Net interest income as a percentage of total average interest-earning assets	1.21%	1.10%	0.98%	1.22%	1.38%
Credit quality data:
Allowance for credit losses	¥1,360,136	¥888,120	¥739,872	¥1,012,227	¥1,112,453
Allowance for credit losses as a percentage of loans	2.82%	1.84%	1.45%	1.06%	1.17%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥2,753,026	¥1,730,993	¥1,285,204	¥2,044,678	¥1,699,500
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	5.70%	3.58%	2.52%	2.14%	1.78%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	49.41%	51.31%	57.57%	49.51%	65.46%
Net loan charge-offs	¥814,811	¥336,876	¥260,622	¥136,135	¥262,695

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loan charge-offs as a percentage of average loans	1.64%	0.69%	0.51%	0.19%	0.27%
Average interest rate spread	1.15%	1.06%	0.94%	1.12%	1.24%
Risk-adjusted capital ratio calculated under Japanese GAAP(6)	10.84%	12.95%	11.76%	12.20%	12.59%

Notes:

(1)	On April 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Effective April 1, 2004, we adopted Financial Accounting Standards Board Interpretation, or FIN, No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” Effective March 31, 2006, we adopted FIN No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.”
(2)	Includes the common shares potentially issuable pursuant to the 3% exchangeable guaranteed notes due 2002 and Class 2 Preferred Stock. The 3% exchangeable guaranteed notes due 2002 were redeemed in November 2002.
(3)	Includes the common shares potentially issuable by conversion of the Class 2 Preferred Stock.
(4)	Includes the common shares potentially issuable by conversion of the Class 11 Preferred Stock.
(5)	Amounts include common shares and convertible Class 2 Preferred Stock. Redeemable Class 1 and Class 3 Preferred Stock are excluded.
(6)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On September 18, 2007, the noon buying rate was $1.00 equals ¥115.75 and the inverse noon buying rate was ¥100 equals $0.86.

	Year 2007
	March	April	May	June	July	August	September(1)
High	¥118.15	¥119.84	¥121.79	¥124.09	¥123.34	¥119.76	¥116.21
Low	116.01	117.69	119.77	121.08	118.41	113.81	113.43

(1)	Period from September 1 to September 18.

	Fiscal years ended March 31,
	2003	2004	2005	2006	2007
Average (of month-end rates)	¥121.10	¥112.75	¥107.28	¥113.67	¥116.55

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

Our business, operating results and financial condition could be materially and adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this Annual Report. See “Forward-Looking Statements.”

Risks Related to Our Business

We may have difficulty integrating our business and operations with those previously operated by the UFJ Group and, as a result, may have difficulty achieving the benefits expected from the integration.

Although the merger with UFJ Holdings was completed in October 2005, our ability to fully realize the growth opportunities and other expected benefits of the merger depends in part on the continued successful integration of the domestic branch and subsidiary network, head office functions, information and management systems, personnel and customer base and other resources and aspects of the two financial groups. To realize the anticipated benefits of the merger, we have been implementing a business integration plan that is complex, time-consuming and costly. Achieving the targeted revenue synergies and cost savings is dependent on the successful implementation of the integration plan. Risks to the successful completion of the ongoing integration process include:

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

•	corporate cultural or other difficulties in integrating management, key employees and other personnel with those of the UFJ Group;

•	unanticipated difficulties in streamlining redundant operations and assets;

•	delays, increased costs or other problems in transitioning relevant operations and facilities smoothly to a common information technology system; and

•	unanticipated expenses related to the ongoing integration process.

We may not succeed in addressing these risks or other problems encountered in the ongoing integration process. For example, the merger between our two banking subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited, was implemented on January 1, 2006 after being postponed from October 1, 2005 to enable additional testing for connecting the two banks’ systems to minimize risks arising from the merger. The Bank of Tokyo-Mitsubishi UFJ, or BTMU, plans to commence the integration of the two banks’ systems into a new common IT system in the first half of 2008, while Mitsubishi UFJ Trust and Banking Corporation, or MUTB, plans to integrate the existing systems by lines of business from 2006 through 2008. Significant or unexpected costs may be incurred during the ongoing integration process, preventing us from achieving the previously announced cost reduction targets as scheduled or at all. In addition, previously expected revenue synergies may not materialize in the expected time period if we fail to address any problems that arise in the ongoing integration process. If we are unable to resolve smoothly any problems that arise in the ongoing integration process, our business, results of operations, financial condition and stock price may be materially and adversely affected.

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

We suffered from asset quality problems beginning in the early 1990s. Despite our progress in reducing the level of our problem loans, a number of borrowers are still facing challenging circumstances. Additionally, our consumer lending exposure has increased significantly as a result of the merger with UFJ Holdings. Our problem loans and credit-related expenses could increase if:

•	current restructuring plans of borrowers are not successfully implemented;

•	additional large borrowers become insolvent or must be restructured;

•	economic conditions in Japan deteriorate;

•	real estate prices or stock prices in Japan decline;

•	the rate of corporate bankruptcies in Japan or elsewhere in the world rises;

•	additional economic problems arise elsewhere in the world; or

•	the global economic environment deteriorates generally.

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

Our allowance for credit losses in our loan portfolio is based on evaluations, assumptions and estimates about customers, the value of collateral we hold and the economy as a whole. Our loan losses could prove to be materially different from the estimates and could materially exceed these allowances. If actual loan losses are higher than currently expected, the current allowances for credit losses will be insufficient. We may incur credit losses or have to provide for additional allowance for credit losses if:

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

During the past few years, high profile bankruptcy filings and reports of past accounting or disclosure irregularities, including fraud, in the United States, Japan and other countries have raised corporate credibility issues, particularly with respect to public companies. In response to these developments and regulatory responses to these developments in the United States, Japan and elsewhere, regulators, auditors and corporate managers generally have begun to review financial statements more thoroughly and conservatively. As a result, additional accounting irregularities and corporate governance issues may be uncovered and bring about additional bankruptcy filings and regulatory action in the United States, Japan and elsewhere. Such developments could increase our credit costs if they directly involve our borrowers or indirectly affect our borrowers’ credit. In addition, the credit review process by credit rating agencies has been subject to debate in the United States and other jurisdictions. The debate may result in new measures or policies that could negatively affect some of our borrowers’ credit or the debt securities that they issue.

Our business may be adversely affected by negative developments with respect to other Japanese financial institutions, both directly and through the effect they may have on the overall Japanese banking environment and on their borrowers.

Some Japanese financial institutions, including banks, non-bank lending and credit institutions, affiliates of securities companies and insurance companies, have experienced declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. The financial difficulties of other financial institutions could adversely affect us because:

•	we have extended loans, some of which are classified as nonaccrual and restructured loans, to banks and other financial institutions that are not our consolidated subsidiaries;

•	we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries;

•	we may be requested to participate in providing assistance to support distressed financial institutions that are not our consolidated subsidiaries;

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

•

negative media coverage of the Japanese banking industry, regardless of its accuracy and applicability to us, could affect customer or investor sentiment, harm our reputation and have a materially adverse effect on our business or the price of our securities.

If the goodwill recorded in connection with the merger with UFJ Holdings becomes impaired, we may be required to record impairment charges, which may adversely affect our financial results and the price of our securities.

In accordance with US GAAP, we have accounted for the merger with UFJ Holdings using the purchase method of accounting. We allocated the total purchase price to our assets and liabilities based on the proportionate share of the fair values of those assets and liabilities. We have been incurring additional amortization expense over the estimated useful lives of certain of the identifiable intangible assets acquired in connection with the transaction. In addition, we recorded the excess of the purchase price over the fair values of UFJ Holdings’ assets and liabilities as goodwill. If we do not achieve the anticipated benefits of the merger, we may be required to record impairment charges relating to the recorded goodwill, and our financial results and the price of our securities could be adversely affected.

We may experience difficulties implementing effective internal controls.

In order to operate as a global financial institution, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations. Moreover, under the U.S. Sarbanes-Oxley Act of 2002, which applies by reason of our status as an SEC reporting company, we are required to establish internal control over our financial reporting, and our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal control is effective beginning from our fiscal year ended March 31, 2007. Our independent auditors must also conduct an audit to evaluate management’s assessment of the effectiveness of the internal control over financial reporting, and then render an opinion on our assessment and the effectiveness of our internal control over financial reporting.

Designing and implementing an effective system of internal control capable of monitoring and managing our business and operations represents a significant challenge. Our internal control framework needs to have the ability to identify and prevent similar occurrences on a group-wide basis. The design and implementation of internal control may require significant management and human resources and may result in considerable costs. In addition, as a result of unanticipated issues, we may need to take a permitted scope limitation on our assessment of internal control over financial reporting, may report material weaknesses in our internal control over financial reporting or may be unable to assert that our internal control over financial reporting is effective. If such circumstances arise, it could adversely affect the market’s perception of us.

We may be adversely affected if economic conditions in Japan worsen.

Since the early 1990s, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies, causing a large number of corporate bankruptcies and the failure of several major financial institutions. Although some economic indicators and stock prices continued to improve moderately during recent periods, if the economy weakens, then our earnings and credit quality may be adversely affected. For a discussion of Japan’s current economic environment, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Environment—Economic Environment in Japan.”

Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond and financial derivative portfolios, problem loans and results of operations.

We hold a significant amount of Japanese government bonds and foreign bonds, including U.S. Treasury bonds. We also hold a large financial derivative portfolio, consisting primarily of interest-rate futures, swaps and options, for our asset liability management. An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may negatively affect the value of our bond portfolio and reduce the so called “spread,” which is the difference between the rate of interest earned and the rate of interest paid. In addition, an increase in relevant interest rates may increase losses on our derivative portfolio and increase our problem loans as some of our borrowers may not be able to meet the increased interest payment requirements, thereby adversely affecting our results of operations and financial condition. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We started calculating our risk-weighted capital ratios based on a new framework relating to regulatory capital requirements based on the Basel II framework published by the Basel Committee on Banking Supervision as of March 31, 2007. We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency of Japan. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from the relevant entity’s financial statements prepared in accordance with Japanese GAAP. Our subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A., referred to collectively as UNBC, are subject to similar U.S. capital adequacy guidelines. We or our banking subsidiaries may be unable to continue to satisfy the capital adequacy requirements because of:

•

increases in credit risk assets and expected losses we or our banking subsidiaries may incur due to fluctuations in our or our banking subsidiaries’ securities portfolios as a result of deteriorations in the credit of our borrowers and the issuers of equity and debt securities;

•	increases in credit costs we or our banking subsidiaries may incur as we or our banking subsidiaries dispose of problem loans or as a result of deteriorations in the credit of our borrowers;

•	declines in the value of our or our banking subsidiaries’ securities portfolio;

•	changes in the capital ratio requirements or in the guidelines regarding the calculation of bank holding companies’ or banks’ capital ratios;

•	a reduction in the value of our or our banking subsidiaries’ deferred tax assets;

•	our or our banking subsidiaries’ inability to refinance subordinated debt obligations with equally subordinated debt;

•	adverse changes in foreign currency exchange rates; and

•	other adverse developments discussed in these risk factors.

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

We and our Japanese banking subsidiaries determine the amount of net deferred tax assets and regulatory capital pursuant to Japanese GAAP and Japanese banking regulations, which differ from US GAAP and U.S. regulations. Currently, Japanese GAAP generally permits the establishment of deferred tax assets for tax benefits that are expected to be realized during a period that is reasonably foreseeable, generally five fiscal years. The calculation of deferred tax assets under Japanese GAAP is based upon various assumptions, including assumptions with respect to future taxable income. Actual results may differ significantly from these assumptions. Our ability to include deferred tax assets in regulatory capital has been limited to a certain extent by rule changes that became effective on March 31, 2006. If we conclude, based on our projections of future taxable income, that we or our Japanese banking subsidiaries will be unable to realize a portion of the deferred tax assets, our deferred tax assets may be reduced and, as a result, our results of operations may be negatively affected and our capital ratios may decline.

We may not be able to refinance our subordinated debt obligations with equally subordinated debt, and as a result our capital ratios may be adversely affected.

As of March 31, 2007, subordinated debt accounted for approximately 28.8% of our total regulatory capital, 29.6% of BTMU’s total regulatory capital, and 22.5% of MUTB’s total regulatory capital, in each case, as calculated under Japanese GAAP. We or our banking subsidiaries may not be able to refinance our subordinated debt obligations with equally subordinated debt. The failure to refinance these subordinated debt obligations with equally subordinated debt may reduce our total regulatory capital and, as a result, negatively affect our capital ratios.

Recent changes in the business environment for consumer finance companies in Japan have adversely affected our recent financial results, and may further adversely affect our future financial results.

We have a large loan portfolio to the consumer lending industry as well as large shareholdings of consumer finance companies. The Japanese government is implementing regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Law concerning Acceptance of Investment, Cash, Deposit and Interest Rate, Etc., or the Investment Deposit and Interest Rate Law, which is currently 29.2% per annum, to 20% per annum. The reduction in the maximum permissible interest rate will be gradually implemented in phases from 2007 through 2010, at the latest. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel lending institutions to lower the interest rates they charge borrowers.

Currently, consumer finance companies that satisfy certain conditions are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law. Accordingly, our consumer finance subsidiaries and an equity method investee offer loans at interest rates above the Interest Rate Restriction Law. During the past year, the Supreme Court of Japan rendered decisions concerning interest rates exceeding the limits stipulated by the Interest Rate Restriction Law, and the business environment for consumer finance companies in Japan has been altered in favor of borrowers. Due to such changes, borrowers’ claims for reimbursement of such excess interest payments that they have once made to the consumer finance companies have significantly increased in the past 12 months. Furthermore, new regulations that are scheduled to be enacted before mid-2010 are expected to require, among other things, consumer finance companies to review the repayment capability of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers, which in turn may negatively affect our future financial results.

These and other related developments have adversely affected, and may further adversely affect, the operations and financial condition of our subsidiaries, other affiliated entities and borrowers which are engaged in consumer lending, which in turn may affect the value of our related shareholdings and loan portfolio. For example, there may be increases in the allowance for repayment of excess interest at our consumer finance subsidiary. In the fiscal year ended March 31, 2007, we recognized ¥184.0 billion of impairment of intangible assets, as a result of the downward revision of expected future cash flows at our consumer finance subsidiary. Moreover, one of our equity method investees in the consumer finance business increased its allowance for repayment of excess interest for the same period which had a negative impact of ¥77.6 billion on equity in earnings (losses) of equity method investees. These developments may have indirect negative financial consequences on us, such as a change in our tax circumstances or an increase in our valuation allowance for deferred tax assets as a result of a decline in the estimated future taxable income of our consumer finance subsidiaries and may also negatively affect market perception of our consumer lending operations, thereby adversely affecting our future financial results.

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

Our efforts to reduce our holdings of equity securities may adversely affect our relationships with customers as well as our stock price, and we could also be forced to sell some holdings of equity securities at price levels lower than we would otherwise sell at in order to remain compliant with relevant Japanese laws.

Like many Japanese financial institutions, a substantial portion of our equity securities portfolio is held for strategic and business-relationship purposes. Under Japanese law, however, bank holding companies and banks, including us and our banking subsidiaries, are prohibited from holding stock with an aggregate value that exceeds their adjusted Tier I capital. Additionally, Japanese banks are also generally prohibited by the Banking Law and the Anti-Monopoly Law of Japan from purchasing or holding more than 5% of the equity interest in any domestic third party. In order to comply with this requirement, our banking subsidiaries, BTMU and MUTB, are required to sell some holdings of equity securities within five years from the date of the each merger, January 1, 2006 and October 1, 2005, respectively, so that their holdings do not exceed the 5% threshold.

The sale of equity securities, whether to remain compliant with the prohibition on holding stock in excess of our adjusted Tier I capital, to reduce our risk exposure to fluctuations in equity security prices, to comply with the requirements of the Banking Law and the Anti-Monopoly Law or otherwise, will reduce our strategic shareholdings, which may have an adverse effect on relationships with our customers. In addition, our plans to reduce our strategic shareholdings may encourage some of our customers to sell their shares of our common stock, which may have a negative impact on our stock price. In order to remain compliant with the legal requirements described above, we may also sell some equity securities at price levels lower than we would otherwise sell at.

Our trading and investment activities expose us to interest rate, exchange rate and other risks.

We undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:

•

increases in interest rates may have an adverse effect on the value of our fixed income securities portfolio, as discussed in “—Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond and financial derivatives portfolios, problem loans and results of operations” above; and

•	the strengthening of the Japanese yen against the US dollar and other foreign currencies will reduce the value of our substantial portfolio of foreign currency denominated investments.

In addition, downgrades of the credit ratings of some of the securities in our portfolio could negatively affect our results of operations. Our results of operations and financial condition are exposed to the risks of loss associated with these activities. For a discussion of our investment portfolio and related risks see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Investment Portfolio” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

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

We currently plan to pursue various business strategies to improve our profitability. In addition to the risks associated with the merger with UFJ Holdings, there are various other risks that could adversely affect our ability to achieve our business objectives. For example:

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

UNBC contributes to a significant portion of our net income. Any adverse change in the business or operations of UNBC could significantly affect our results of operations. Factors that could negatively affect UNBC’s results include adverse economic conditions in California, including the decline in the technology sector, the state government’s financial condition, a potential downturn in the real estate and housing industries in California, substantial competition in the California banking market, growing uncertainty over the U.S. economy due to deteriorating credit markets in the United States, the threat of terrorist attacks, fluctuating oil prices and rising interest rates, negative trends in debt ratings, and additional costs and other adverse consequences which may arise from enterprise-wide compliance, or failure to comply, with applicable laws and regulations such as the U.S. Bank Secrecy Act and related amendments under the USA PATRIOT Act.

For example, on September 14, 2007, Union Bank of California, N.A. agreed to a consent order and payment of a civil money penalty of $10.0 million assessed concurrently by the U.S. Office of the Comptroller of the Currency (OCC) and the U.S. Financial Crimes Enforcement Network (FinCEN) relating to the Bank Secrecy Act / Anti-Money Laundering compliance controls and processes of Union Bank of California. On September 17, 2007, Union Bank of California also entered into a deferred prosecution agreement with the U.S. Department of Justice under which Union Bank of California agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to the discontinued international banking business of Union Bank of California and dismiss prosecution if Union Bank of California meets the conditions of the deferred prosecution agreement, including complying with the OCC consent order for one year. UNBC has committed to a number of improvements and may incur additional expenses relating to such measures.

For a detailed segment discussion relating to UNBC, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Business Segment Analysis.”

Our results of operations may be negatively affected by the recent financial instability in the U.S. resulting from subprime mortgages.

The recent credit market instability in the U.S. resulting from concerns with increased defaults of higher risk mortgages to lower income households, or the so-called subprime mortgages, may adversely affect our loan and investment portfolios. For example, some of our investment securities may need to be marked at a significantly lower price because a market price for those securities is depressed or not properly quoted. We may also be affected by credit market deterioration caused by defaults on subprime mortgages. Specifically, the availability of credit may become limited, causing some of our counterparties to default, or some of our credit derivative transactions to otherwise be negatively affected. Moreover, the negative developments in U.S. credit markets may cause significant fluctuations in stock markets globally, and foreign currency exchange rates which in turn may affect our results of operation. If credit market conditions continue to deteriorate, our capital funding structure may need to be adjusted, and our funding costs may increase.

We are exposed to substantial credit and market risks in Asia, Latin America and other regions.

We are active in Asia, Latin America, Eastern Europe and other regions through a network of branches and subsidiaries and are thus exposed to a variety of credit and market risks associated with countries in these regions. A decline in the value of Asian, Latin American or other relevant currencies could adversely affect the creditworthiness of some of our borrowers in those regions. For example, the loans we have made to Asian, Latin American, Eastern European and other overseas borrowers and banks are often denominated in yen, US dollars or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these and related conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, we are active in other regions that expose us to risks similar to the risks described above and also risks specific to those regions, which may cause us to incur losses or suffer other adverse effects. For a more detailed discussion of our credit exposure to Asian, Latin American, Eastern European and other relevant countries, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Our income and expenses relating to our international operations, as well as our foreign assets and liabilities, are exposed to foreign currency fluctuations.

Our international operations are subject to fluctuations in foreign currency exchange rates against the Japanese yen. When the Japanese yen appreciates, Japanese yen amounts for transactions denominated in foreign currencies, including a substantial portion of UNBC’s transactions, decline. In addition, a portion of our assets and liabilities is denominated in foreign currencies. To the extent that our foreign currency denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our financial condition, including our capital ratios. In addition, fluctuations in foreign exchange rates will create foreign currency translation gains or losses. For a historical discussion of the effect of changes in foreign currency exchange rates, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Effect of the Change in Exchange Rates on Foreign Currency Translation.”

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

As a major financial institution, our information systems and other aspects of our business and operations are exposed to various system, political and social risks beyond our control. Incidents such as disruptions of the Internet and other information networks due to major virus outbreaks, major terrorist activity, serious political instability and major health epidemics have the potential to directly affect our business and operations by disrupting our operational infrastructure or internal systems. Such incidents may also negatively impact the economic conditions, political regimes and social infrastructure of countries and regions in which we operate, and possibly the global economy as a whole. Our risk management policies and procedures may be insufficient to address these and other large-scale unanticipated risks.

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

In recent years, there have been many cases where personal information and records in the possession of corporations and institutions were leaked or improperly accessed. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. The standards applicable to us have become more stringent under the Personal Information Protection Act of Japan, which became fully effective from April 2005. As an institution in possession of personal information, we may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Personal Information Protection Act. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

Transactions with counterparties in countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and investors in the U.S. and other countries to avoid doing business with us or investing in our shares.

We, through our banking subsidiaries, engage in operations with entities in or affiliated with Iran and Cuba, including transactions with entities owned or controlled by the Iranian or Cuban governments, and the banking subsidiary has a representative office in Iran. The U.S. Department of State has designated Iran and Cuba as “state sponsors of terrorism,” and U.S. law generally prohibits U.S. persons from doing business with such countries. Our activities with counterparties in or affiliated with Iran, Cuba and other countries designated as state sponsors of terrorism are conducted in compliance in all material respects with both applicable Japanese and U.S. regulations.

Our operations with entities in Iran consist primarily of loans to Iranian financial institutions in the form of financing for petroleum projects and trade financing for general commercial purposes, as well as letters of credit and foreign exchange services. In addition, we extend trade financing for general commercial purposes to a corporate entity affiliated with Cuba. We do not believe our operations relating to Iran and Cuba are material to our business, financial condition and results of operations, as the loans outstanding to borrowers in or affiliated with Iran and Cuba as of March 31, 2007 were approximately $662.0 million and $8.1 million, respectively, which together represented less than 0.1% of our total assets as of March 31, 2007.

We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, depending on socio-political developments our reputation may suffer due to our association with these countries. The above circumstances could have a significant adverse effect on our business and financial condition.

We have recently been subject to several regulatory actions for non-compliance with legal requirements. These regulatory matters and any future regulatory matters or regulatory changes could have a negative impact on our business and results of operations.

We conduct our business subject to ongoing regulation and associated regulatory compliance risks, including the effects of changes in laws, regulations, policies, voluntary codes of practice and interpretations in Japan and other markets in which we operate. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

The Financial Services Agency of Japan and regulatory authorities in the United States and elsewhere also have the authority to conduct, at any time, inspections to review banks’ accounts, including those of our banking subsidiaries. Some of our other financial services businesses, such as our securities business, are also subject to regulations set by, and inspections conducted by, various self-regulatory organizations, such as the National Securities Dealers Association in the United States.

In February 2007, BTMU received an administrative order from the Financial Services Agency of Japan in respect of compliance management at certain of its operations regarding the occurrence of certain inappropriate transactions. The administrative order required temporary suspensions of credit extensions to new corporate customers, training of all staff and directors regarding compliance, temporary suspension of the establishment of new domestic corporate business locations, strengthening of the management and internal control framework, presentation and implementation of a business improvement plan, and reports on the progress of such business improvement plan. In June 2007, BTMU received administrative orders from the Financial Services Agency of Japan in respect of its overseas business and investment trust sales and related businesses in Japan. The administrative order required BTMU to make improvements in its compliance structure and related internal control functions in its overseas and domestic investment trust sales and related business, presentation and implementation of a business improvement plan, and reports on the progress of such business improvement plan. Also, in January 2007, Mitsubishi UFJ Securities received a business improvement order from the Financial Services Agency of Japan following a recommendation by the Securities and Exchange Surveillance Commission of Japan based upon the ascertainment of certain facts constituting an infringement of applicable laws and regulations concerning securities transactions conducted by Mitsubishi UFJ Securities for its proprietary account.

In December 2006, we and BTMU entered into a written agreement with the Federal Reserve Banks of San Francisco and New York and the New York State Banking Department, and Bank of Tokyo-Mitsubishi UFJ Trust Company, or BTMUT, a subsidiary of BTMU, consented to an Order to Cease and Desist issued by the Federal Deposit Insurance Corporation and the New York State Banking Department, to strengthen the compliance framework and operations of BTMU, the New York Branch of BTMU and BTMUT, respectively, for preventing money laundering. As a result of the written agreement and the consent to the Order to Cease and Desist, MUFG is required, among other things, to implement corrective measures and submit periodic progress reports to the authorities. Separately, on September 14, 2007, Union Bank of California agreed to a consent order and payment of a civil money penalty of $10.0 million assessed concurrently by the U.S. Office of the Comptroller of the Currency (OCC) and the U.S. Financial Crimes Enforcement Network (FinCEN) relating to the Bank Secrecy Act / Anti-Money Laundering compliance controls and processes of Union Bank of California. On September 17, 2007, Union Bank of California also entered into a deferred prosecution agreement with the U.S. Department of Justice under which Union Bank of California agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to the discontinued international banking business of Union Bank of California and dismiss prosecution if Union Bank of California meets the conditions of the deferred prosecution agreement, including complying with the OCC consent order for one year. UNBC has committed to a number of improvements and may incur additional expenses relating to such measures.

Our failure or inability to comply fully with applicable laws and regulations could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations. Regulatory matters may also negatively affect our ability to obtain regulatory approvals for future strategic initiatives. Furthermore, failure to take necessary corrective action, or the discovery of violations of law in the process of further review of any of the matters mentioned above or in the process of implementing any corrective measures, could result in further regulatory action.

In addition, future developments or changes in laws, regulations, policies, voluntary codes of practice, fiscal or other policies and their effects are unpredictable and beyond our control. For example, new regulations to be enacted before mid-2010 are expected to require, among other things, consumer finance companies in Japan to review the repayment capabilities of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers, which in turn may negatively affect our future financial results.

Our influential position in the Japanese financial markets may subject us to potential claims of unfair trade practices from regulatory authorities and customers.

We are one of the largest and most influential financial institutions in Japan by virtue of our market share and the size of our operations and customer base. As a result of our influential position in the Japanese financial markets, we may be subject to more exacting scrutiny from regulatory authorities and customers regarding our trade practices and potential abuses of our dominant bargaining position in our dealings with customers.

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

In recent years, the Japanese financial system has been increasingly deregulated and barriers to competition have been reduced. In addition, the Japanese financial industry has been undergoing significant consolidation, which trend may continue in the future and further increase competition. The planned privatization of the Japanese postal savings system and the establishment of a Postal Saving Bank in October 2007, as well as the planned privatization of certain governmental financial institutions, could also substantially increase competition within the financial services industry. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition—Japan”.

We may have difficulty achieving the benefits expected from the recently completed and planned mergers and other business combinations involving our subsidiaries and affiliates.

In line with our ongoing strategic effort to create a leading comprehensive financial group that offers a broad range of financial products and services, we have recently completed and are planning to complete mergers and other business combinations involving some of our subsidiaries and equity method investees. For example, UFJ NICOS Co., Ltd. and DC Card Co., Ltd., our credit card subsidiaries, merged on April 1, 2007, with UFJ NICOS being the surviving entity, to form Mitsubishi UFJ NICOS Co., Ltd. Diamond Lease Company Limited and UFJ Central Leasing Co., Ltd., equity method investees of BTMU, merged on the same day. Additionally, on April 18, 2007, BTMU completed a public tender offer to acquire additional shares of kabu.com Securities Co., Ltd., an online brokerage firm. As a result of the tender offer, we increased our ownership interest in kabu.com Securities from 30.85% to 40.36%. We have made kabu.com Securities our consolidated subsidiary in June 2007. On September 20, 2007, we announced that we plan to make Mitsubishi UFJ NICOS our wholly-owned subsidiary through a share exchange expected to go into effect on August, 2008. The growth opportunities and other expected benefits of these business combinations, however, may not be realized in the expected time period and unanticipated problems could arise in the integration process, including unanticipated expenses related to the integration process as well as delays or other difficulties in coordinating, consolidating and integrating personnel, information and management systems, and customer products and services. If we are unable to implement the business and operational integration of our subsidiaries and equity method investees, our business, results of operations, financial condition and stock price may be materially and adversely affected. For a more detailed discussion of recently completed and planned mergers and other business combinations involving our subsidiaries and affiliates, see “Item 4.B. Information on the Company—Business Overview” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

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

A. History and Development of the Company

Mitsubishi UFJ Financial Group, Inc.

MUFG is a bank holding company incorporated as a joint stock company (kabushiki kaisha) under the Commercial Code of Japan. Formed through the merger between Mitsubishi Tokyo Financial Group, Inc., or MTFG, and UFJ Holdings, Inc. on October 1, 2005, we are one of the largest bank holding companies in the world when measured by total assets. We are the holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, and Mitsubishi UFJ Securities Co., Ltd., or MUS.

On April 2, 2001, The Bank of Tokyo-Mitsubishi, Ltd., Mitsubishi Trust and Banking Corporation, or Mitsubishi Trust Bank, and Nippon Trust Bank Limited established MTFG to be a holding company for the three entities. Before that, each of the banks had been a publicly held company. On April 2, 2001, through a stock-for-stock exchange, they became wholly-owned subsidiaries of MTFG, and the former shareholders of the three banks became shareholders of MTFG. Nippon Trust Bank was later merged into Mitsubishi Trust Bank.

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

On July 1, 2005, MTFG made Mitsubishi Securities Co., Ltd. a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank.

On June 29, 2005, the merger agreement between us and UFJ Holdings was approved at the general shareholders meetings of MTFG and UFJ Holdings. As the surviving entity, Mitsubishi Tokyo Financial Group, Inc. was renamed “Mitsubishi UFJ Financial Group, Inc.” The merger of the two bank holding companies was completed on October 1, 2005.

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan, and our telephone number is 81-3-3240-8111.

For a discussion of the integration with the UFJ group and other recent developments, see “Item 5.A. Operating and Financial Review and Prospects—Recent Developments.”

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

BTMU was formed through the merger, on January 1, 2006, of Bank of Tokyo-Mitsubishi, and UFJ Bank Limited, after their respective parent companies, MTFG and UFJ Holdings, merged to form MUFG on October 1, 2005.

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

MUTB was formed on October 1, 2005 through the merger of Mitsubishi Trust and Banking Corporation, or Mitsubishi Trust Bank, and UFJ Trust Bank Limited. As the surviving entity, Mitsubishi Trust Bank was renamed “Mitsubishi UFJ Trust and Banking Corporation”.

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

Mitsubishi UFJ Securities Co., Ltd.

MUS was formed through the merger between Mitsubishi Securities and UFJ Tsubasa Securities on October 1, 2005. As the surviving entity, Mitsubishi Securities was renamed “Mitsubishi UFJ Securities Co., Ltd.” As of March 31, 2007, MUFG held MUS common stock representing 62.75% of the voting rights. MUS is scheduled to become a wholly-owned subsidiary of MUFG on September 30, 2007.

MUS functions as the core of our securities and investment banking business, including underwriting and brokerage of securities, mergers and acquisitions, derivatives, corporate advisory and securitization operations.

In addition to its own independent branches, MUS serves individual customers with BTMU and MUTB through MUFG Plazas.

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

B. Business Overview

We are one of the world’s largest and most diversified financial groups with total assets of almost ¥190 trillion as of March 31, 2007. Following the creation of Mitsubishi UFJ NICOS Co., Ltd. and Mitsubishi UFJ Lease & Finance Company Limited in April 2007, the Group is comprised of five primary operating companies, including BTMU, MUTB and MUS. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. The Group has the largest overseas network of any Japanese bank, comprised of offices and subsidiaries, including Union Bank of California, in more than 40 countries.

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

In order to further enhance our operations and increase profits, in April 2004 we introduced an integrated business group system comprising three core business areas: Retail, Corporate, and Trust Assets. These three businesses serve as the Group’s core sources of net operating profit. In addition, MUFG’s role as the holding company has expanded from strategic coordination to integrated strategic management. Group-wide strategies are determined by the holding company and executed by the banking subsidiaries and other subsidiaries.

Integrated Retail Banking Business Group

The Integrated Retail Banking Business Group covers all domestic retail businesses, including commercial banking, trust banking and securities businesses, and enables us to offer a full range of banking products and services, including financial consulting services, to retail customers in Japan. This business group integrates the retail business of BTMU, MUTB and MUS as well as retail product development, promotion and marketing in a single management structure. Many of our retail services are offered through our network of MUFG Plazas providing individual customers with one-stop access to our comprehensive financial product line-up of integrated commercial banking, trust banking and securities services.

Deposits and retail asset management services.    We offer a full range of bank deposit products including a non-interest-bearing deposit account that is redeemable on demand and intended primarily for payment and settlement functions, and is fully insured without a maximum amount limitation. In July 2006, we raised interest rates on our ordinary deposits for the first time in almost four years from 0.001% per annum to 0.1% per annum and rates were increased again in February 2007 from 0.1% per annum to 0.2% per annum. We raised interest rates on fixed term deposits in accordance with trends in market interest rates.

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

Investment trusts.    We provide a varied line-up of products allowing our customers to choose products according to their investment needs through BTMU, MUTB and MUS as well as kabu.com Securities, which specializes in online financial services. In order to provide a strong line-up of investment products to meet the ‘second life’ needs of the baby boom generation in their retirement, we launched the MUFG Fidelity Retirement Allowance Fund in November 2006 and the Mitsubishi UFJ Asset Formation Fund in March 2007. Furthermore, we are strengthening our SRI (Socially Responsible Investment) funds as part of our commitment to CSR (Corporate Social Responsibility), one of the key elements of MUFG’s business strategy.

Individual annuity insurance.    Since the Japanese government lifted the prohibition against sales of such products by banks in October 2002, we have been actively selling individual annuities in an effort to meet the needs of our customers. Our current line-up of insurance products consists of investment-type individual annuities, foreign currency denominated insurance annuities and yen denominated fixed-amount annuity insurance. Additionally, since January 2005, we have been offering single premium term insurance.

Securities intermediation operations.    Our banking subsidiaries entered the securities industry following the lifting of the ban on securities intermediation by banks in Japan on December 1, 2004. We offer stocks including public offerings, foreign and domestic investment trusts, Japanese government bonds, foreign bonds and other various products through BTMU and MUTB with MUS, Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. and kabu.com Securities Co., Ltd. acting as agents. By the end of March 2007, BTMU had accepted around 640 personnel from MUS of whom around 550 have been stationed throughout the nationwide BTMU branch network as specialists in charge of investment consulting in order to further strengthen our sales system.

Loans.    We offer housing loans, card loans and other loans to individuals. With respect to housing loans, in addition to ultra-long term fixed rate housing loans and housing loans incorporating health insurance for seven major illnesses, we began offering the Flat 35 guaranteed housing loan in a tie-up with the Japan Housing Finance Agency. We have also started offering preferential rates on refinancing applications received via the internet as part of our efforts to develop products to meet a wide variety of customer needs in a time of rising interest rates.

Credit cards.    In October 2004, we began to issue a multi-functional IC card, which combines ATM card, credit card and electronic money functions. Our other initiatives to provide convenient solutions to customers include the February 2007 launch of the Super IC Card Suica Mitsubishi-Tokyo UFJ VISA in collaboration with East Japan Railway Company.

BTMU’s subsidiary, UFJ NICOS Co., Ltd., merged with Kyodo Credit Service Co., Ltd. in October 2006, and with DC Card Co., Ltd., another BTMU subsidiary, in April 2007 to form Mitsubishi UFJ NICOS Co., Ltd. On September 20, 2007, we announced that we will acquire ¥120 billion of newly issued Mitsubishi UFJ NICOS shares on November 6, 2007, thereby increasing our holdings to approximately 75% of Mitsubishi UFJ NICOS’ total issued shares. We also announced that we and Mitsubishi UFJ NICOS had entered into an agreement to make Mitsubishi UFJ NICOS our wholly-owned subsidiary through a share exchange expected to go into effect on August 1, 2008.

As part of its new medium term business plan, Mitsubishi UFJ NICOS will concentrate resources on the credit card business and transfer its installment credit sales business to JACCS Co., Ltd.

We will also hold discussions with The Norinchukin Bank to expand the business and capital alliance between The Norinchukin Bank and Mitsubishi UFJ NICOS. As part of these discussions, we will consider the possibility of having Mitsubishi UFJ NICOS become an equity method investee of The Norinchukin Bank after Mitsubishi UFJ NICOS becomes our wholly-owned subsidiary.

Domestic Network.    We offer products and services through a wide range of channels, including branches, ATMs (including convenience store ATMs shared by multiple banks), Tokyo-Mitsubishi UFJ Direct (telephone, internet and mobile phone banking), the BTMU “Telebank” service video conferencing counters (counters that allow face-to-face style contact with operators through the use of broadband internet video conferencing) and mail order.

Our MUFG Plazas provide individual customers with one-stop access to our comprehensive financial product lineup by integrating commercial bank, trust bank and securities services. We operated 62 MUFG Plazas as of March 31, 2007. As an exclusive membership service for high net worth customers, private banking offices have been established since December 2006, featuring lounges and private rooms where customers can receive wealth management advice and other services in a relaxing and comfortable setting. As of March 31, 2007, we have opened seven private banking offices in the Tokyo metropolitan area, Nagoya and Osaka.

Trust agency operations.    As of the end of July 2007, BTMU is conducting the following eight businesses as the trust banking agent for MUTB: testamentary trusts, inheritance management, asset succession planning, inheritance management agency operations, business management financial clinic, lifetime gift trusts, share disposal trusts, and marketable securities administration trusts. In October 2006, BTMU accepted approximately 30 financial consultants (sales managers specializing in inheritance business) from MUTB. Because of Japan’s increasingly aging society, customer demand for inheritance-related advice is increasing and we aim to drastically strengthen our sourcing of information from the banking market.

Strategic alliances.    In March 2007, BTMU agreed to strengthen its business and capital alliance with kabu.com Securities Co., Ltd., an equity-accounted affiliate of MUFG, in order to strengthen our retail online financial services and expand the range of online financial services available. In terms of the capital alliance, as a result of a public tender offer by BTMU for shares of kabu.com Securities conducted during March and April 2007, our shareholding in kabu.com Securities has increased to 40.4%. In June 2007, directors dispatched from MUFG held a majority of the seats on the Board of Directors of kabu.com Securities and kabu.com Securities became a consolidated subsidiary of MUFG.

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

CIB (Corporate and Investment Banking)

Corporate management/financial strategies.    We provide advisory services to customers in the areas of mergers and acquisitions, inheritance-related business transfers and stock listings. We also help customers develop financial strategies to restructure their balance sheets. These strategies include the use of credit lines, factoring services and securitization of real estate.

Capital Markets.    We manage the underwriting of debt and equity for mainly large corporations. We also provides arrangement services relating to private placements for mainly medium-sized enterprise issuers and institutional investors.

Commercial Banking

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

Transaction Banking

Settlement services.    We provide electronic banking services that allow customers to make domestic and overseas remittances electronically. Settlement and cash management services include global settlement services, Global Cash Management Services, which is a global pooling/netting service, and Treasury Station, a fund management system for group companies.

Trust Banking

MUTB’s experience and know-how in the asset management business, real estate brokerage and appraisal services also enable us to offer services tailored to the financial strategies of each client, including securitization of real estate, receivables and other assets. Subject to approval by the relevant authorities, in November 2007, BTMU will issue and allocate 1,000,000 shares of its first series class 6 non-voting preferred shares to MUTB to acquire nine of the corporate business outlets of MUTB.

Global Businesses

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

UNBC.    As of March 31, 2007, BTMU owned 65% of UnionBanCal Corporation, a publicly traded company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. In October 2005, Union Bank of California sold its international correspondent banking business to Wachovia Corp. for approximately US$245 million.

Integrated Trust Assets Business Group

The Integrated Trust Assets Business Group covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the international strengths of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members. Our Integrated Trust Assets Business Group combines MUTB’s trust assets business, comprising of trust assets management services, asset administration and custodial services, Mitsubishi UFJ Global Custody S.A.’s global custody services and Mitsubishi UFJ Asset Management Co., Ltd.’s asset management services.

Mitsubishi UFJ Asset Management Co., Ltd., which was established on October 1, 2005 through a merger between Mitsubishi Asset Management Co., Ltd. and UFJ Partners Asset Management Co., Ltd., provides asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan.

Mitsubishi UFJ Global Custody S.A was formerly named Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A. It changed its name as well as its shareholding structure on April 2, 2007. The shareholding structure was changed from a wholly-owned subsidiary of BTMU into a subsidiary 70% owned by MUTB, while BTMU still holds the remaining 30%.

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

Japan

Deregulation.    Competition in Japan has intensified as a result of the relaxation of regulations relating to Japanese financial institutions. Most of the restrictions that served to limit competition were lifted before the year 2000. Deregulation has eliminated barriers between different types of Japanese financial institutions, which are now able to compete directly against one another. Deregulation and market factors have also facilitated the entry of various large foreign financial institutions into the Japanese domestic market.

The Banking Law, as amended, now permits banks to engage in the securities business by establishing or otherwise owning domestic and overseas securities subsidiaries with the approval of the Financial Services Agency, an agency of the Cabinet Office. Further increases in competition among financial institutions are expected in these new areas of permissible activities.

In terms of new market entrants, other financial institutions, such as Orix Corporation, and non-financial companies, such as Sony Corporation and Ito-Yokado Co., Ltd., have also begun to offer various banking services, often through non-traditional distribution channels. Also, in recent years, various large foreign financial institutions have significantly expanded their presence in the Japanese domestic market. Citigroup, for example, has expanded its banking activities and moved aggressively to provide investment banking and other financial services, including retail services and, through its recent acquisition of Nikko Cordial Corporation, securities brokerage services. The planned privatization of Japan Post, a government-run public services corporation established on April 1, 2003 that is the world’s largest holder of deposits, and the expected establishment of a Postal Saving Bank on October 1, 2007, as well as the planned privatization of other governmental financial institutions, could also substantially increase competition within the financial services industry.

In the corporate banking sector, the principal effect of these reforms has been the increase in competition as two structural features of Japan’s highly specialized and segmented financial system have eroded:

•	the separation of banking and securities businesses in Japan; and

•

the distinctions among the permissible activities of Japan’s three principal types of private banking institutions. For a discussion of the two principal types of private banking institutions, see “—The Japanese Financial System.”

In addition, in recent years, Japanese corporations are increasingly raising funds by accessing the capital markets, both within Japan and overseas, resulting in a decline in demand for loan financing. Furthermore, as foreign exchange controls have been generally eliminated, customers can now have direct access to foreign financial institutions, with which we must also compete.

In the consumer banking sector, deregulation has enabled banks to offer customers an increasingly attractive and diversified range of products. For example, banks may now sell investment trusts and some types of insurance products, with the possibility of expanding to additional types of insurance products in the future. We face competition in this sector from other private financial institutions as well as from Japan Post. Recently, competition has also increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on currently available information published by the Financial Services Agency) as of July 1, 2007:

•	ordinary banks (126 ordinary banks and 64 foreign commercial banks with ordinary banking operations); and

•	trust banks (21 trust banks, including 4 Japanese subsidiaries of foreign financial institutions).

Ordinary banks in turn are classified as city banks, of which there are five, including BTMU, and regional banks, of which there are 110 and other banks, of which there are 11. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

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

In recent years, almost all of the city banks have consolidated with other city banks and also, in some cases, with trust banks. Integration among these banks was achieved, in most cases, through the use of a bank holding company.

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

•

Japan Finance Corporation for Small and Medium Enterprise, Japan Housing Finance Agency and The Agriculture, Forestry and Fisheries Finance Corporation, the purpose of each of which is to supplement private financing in its relevant field of activity; and

•	The Postal Service Agency, which was reorganized in April 2003 into Japan Post, a government-run public services corporation, which is scheduled to be privatized on October 1, 2007.

Supervision and Regulation

Japan

Supervision.    As a result of the deregulation and structural reforms in the Japanese financial industry, Japanese financial institutions gained the opportunity to provide a wider range of financial products and options to their clients, while at the same time becoming subject to stricter control and supervision.

The Financial Services Agency is responsible for supervising and overseeing financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as the central bank for financial institutions, conducts “on-site inspections,” in which its staff visits financial institutions and inspects the assets and risk management systems of those institutions.

The Banking Law.    Among the various laws that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses bank holding companies, capital adequacy, inspections and reporting, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions. In addition, the amendment to the Banking Law which came into effect in April 2006 relaxed the standards relating to bank-agent eligibility, which encourages banks to expand their operations through the use of bank agents.

Bank holding company regulations.    A bank holding company is prohibited from carrying on any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company and a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that is engaged in a business relating or incidental to the businesses of the companies mentioned above, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by a ministerial ordinance as those that cultivate new business fields may also become the subsidiary of a bank holding company.

Capital adequacy.    The capital adequacy guidelines adopted by the Financial Services Agency that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach introduced by the Basel Committee on Banking Supervision of the Bank for International Settlements, or BIS. In June 2004, the Basel Committee released revised standards called “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” or Basel II, which has become applicable to Japanese banks since the end of March 2007. Basel II has three core elements, or “pillars”: requiring minimum regulatory capital, the self-regulation of financial institutions based on supervisory review, and market discipline through the disclosure of information. Base II is based on the belief that these three “pillars” will collectively ensure the stability and soundness of financial systems. These amendments do not change the minimum capital requirements applicable to internationally active banks.

The revised Framework provides more risk-sensitive approaches and a range of options for measuring risks and determining the capital requirements. As a result, Basel II also reflects the nature of risks at each bank more closely. Under Basel II, we and our banking subsidiaries adopted the Foundation Internal Ratings-Based Approach, or IRB approach, to calculate capital requirements for credit risk. The Standardised Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements and a few subsidiaries adopted a phased rollout of the IRB approach. We and our banking subsidiaries adopted the Standardised Approach to calculate capital requirements for operational risk. As for market risk, we and our banking subsidiaries adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardised Methodology to calculate specific risk.

The capital adequacy guidelines are in accordance with the standards of the Bank for International Settlement for a target minimum standard ratio of capital to modified risk-weighted assets of 8.0% on both consolidated and non-consolidated bases for banks with international operations, including BTMU and MUTB, or on a consolidated basis for bank holding companies with international operations, such as MUFG. Modified risk-weighted assets is the sum of risk-weighted assets compiled for credit risk purposes, market risks and operational risk multiplied by 12.5. The capital adequacy guidelines place considerable emphasis on tangible common stockholders’ equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I capital generally consists of stockholders’ equity items, including common stock, preferred stock, capital surplus, retained earnings (which includes deferred tax assets) and minority interests, but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Tier II capital generally consists of:

•

The amount that eligible reserves for credit losses exceed expected losses in the IRB approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets in the partial use of the Standardised Approach (including a phased rollout of the IRB approach);

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

Amendments to the capital adequacy guidelines limiting the portion of Tier I capital consisting of deferred tax assets became effective on March 31, 2006. The restrictions are targeted at major Japanese banks and their holding companies, which include MUFG and its banking subsidiaries. The cap was initially set at 40% for the fiscal year ended March 31, 2006 and 30% for the fiscal year ended March 31, 2007. It will then be lowered to 20% for the fiscal year ending March 31, 2008. The banks subject to the restrictions will not be able to reflect in their capital adequacy ratios any deferred tax assets that exceed the relevant limit.

Inspection and reporting.    By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the Financial Services Agency monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The Financial Services Agency implemented the Financial Inspection Rating System (“FIRST”) for deposit-taking financial institutions which has become applicable to major banks from April 1, 2007. By providing inspection results in the form of graded evaluations (i.e., ratings), the Financial Services Agency expects this rating system to motivate financial institutions to voluntarily improve their management and operations.

The Financial Services Agency, if necessary to secure the sound and appropriate operation of a bank’s business, may request the submission of reports or materials from, or conduct an on-site inspection of, the bank or the bank holding company. If a bank’s capital adequacy ratio falls below a specified level, the Financial Services Agency may request the bank to submit an improvement plan and may restrict or suspend the bank’s operations when it determines that action is necessary.

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

In November 2001, a law which imposes a limitation on a bank’s shareholding of up to the amount equivalent to its Tier I capital was enacted. This limitation took effect in September 30, 2006.

Securities and Exchange Law.    Article 65 of the Securities and Exchange Law of Japan generally prohibits a bank from engaging in the securities business. Despite the general prohibition under Article 65, the Financial System Reform Act allows banks, trust banks and securities companies to engage in the businesses of other financial sectors through their subsidiaries in Japan.

Further deregulation of the securities business has made clear that banks may engage in market-inducing businesses such as providing advice in connection with public offerings or listings and the amendment to the Securities and Exchange Law as of June 2, 2004 lifted the ban on banks engaging in securities intermediation. As a result of the amendment, since December 1, 2004, banks have been allowed to provide securities intermediation services if appropriate firewalls are in place.

Implementation of Financial Instruments and Exchange Law.    The Financial Instruments and Exchange Law amending the Securities and Exchange Law was promulgated in June 2006 and is scheduled to become effective on September 30, 2007. The new law not only preserves the basic concepts of the Securities and Exchange Law, but is also intended to further protect investors. The new law also regulates sales of a wide range of financial instruments and services, requiring financial institutions to revise their sales rules and strengthen compliance frameworks accordingly. Among the instruments that the Japanese banks deal with, derivatives, foreign currency denominated deposits, and variable insurance and annuity products will be subject to regulations that are applicable to securities covered by sales-related rules of conduct.

Article 33 of the Financial Instruments and Exchange Law generally prohibits banks from engaging in the securities business, as it was provided in Article 65 of the Securities and Exchange Law. Under certain circumstances, banks are allowed to provide securities intermediation services if appropriate firewalls are in place.

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

Law concerning trust business conducted by financial institutions.    Under the Trust Business Law, joint stock companies that are licensed by the Prime Minister as trust companies are allowed to conduct trust business. In addition, under the Law Concerning Concurrent Operation for Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business. The Trust Business Law was amended in December 2004 to expand the types of property that can be entrusted, to allow non-financial companies to conduct trust business and to allow a new type of registration for trustees who conduct only administration type trust business.

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

Under the Deposit Insurance Law, the maximum amount of protection is ¥10 million per customer within one bank. Since April 1, 2005, all deposits are subject to the ¥10 million maximum, except non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions (the “settlement accounts”), which are fully protected without a maximum amount limitation. Currently, the Deposit Insurance Corporation charges insurance premiums equal to 0.110% on the deposits in the settlement accounts, which are fully protected as mentioned above, and premiums equal to 0.080% on the deposits in other accounts.

Since 1998, the failure of a number of large-scale financial institutions has led to the introduction of various measures with a view to stabilizing Japan’s financial system, including financial support from the national budget.

The Law Concerning Emergency Measures for Early Strengthening of Financial Function, or the Financial Function Early Strengthening Law, enacted in October 1998, provided for government funds to be made available to financial institutions “prior to failure” as well as to financial institutions with “sound” management, to increase the capital ratio of such financial institutions and to strengthen their function as financial market intermediaries. The availability of new funds for this purpose ended in March 2001.

Banks and bank holding companies that have received investments from the Resolution and Collection Corporation under the framework that previously existed under the Financial Function Early Strengthening Law are required to submit and, if necessary, update their restructuring plans relating to their management, finances and other activities. If a bank or bank holding company materially fails to meet the operating targets set in its restructuring plan, the Financial Services Agency can require it to report on alternative measures to achieve the targets, and also issue a business improvement order requiring it to submit a business improvement plan that indicates concrete measures to achieve the targets. The preferred shares that were previously issued by UFJ Holdings to the Resolution and Collection Corporation were exchanged for our newly issued preferred shares in the merger with UFJ Holdings and, as a result, we were required to submit restructuring plans until those preferred shares were redeemed. As we completed the repayment of the public funds that UFJ Holdings received from the Resolution and Collection Corporation on June 9, 2006, we are no longer required to submit such restructuring plans.

Starting in April 2001, amendments to the Deposit Insurance Law established a new framework which enables the Deposit Insurance Corporation to inject capital into a bank if the Commissioner of the Financial Services Agency recognizes that it must do so to guard against financial systemic risk.

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

Personal Information Protection Law.    With regards to protection of personal information, the Personal Information Protection Law became fully effective on April 1, 2005. Among other matters, the law requires Japanese banking institutions to limit the use of personal information to the stated purpose and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the law, the Financial Services Agency may advise or order the bank to take proper action. The Financial Services Agency announced related guidelines for the financial services sector in December 2004.

Law concerning Protection of Depositors from Illegal Withdrawals Made by Counterfeit or Stolen Cards. This law became effective in February 2006 and requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using counterfeit or stolen bank cards. The law also requires financial institutions to compensate depositors for any amount illegally withdrawn using counterfeit bank cards, unless the financial institution can verify that it acted in good faith without negligence, and there is gross negligence on the part of the relevant account holder.

Recent Regulatory Actions.    In February 2007, BTMU received an administrative order from the Financial Services Agency of Japan in respect of compliance management at certain of its operations regarding the occurrence of certain inappropriate transactions. The administrative order required, among other things, temporary suspensions of credit extensions to new corporate customers, training of all staff and directors regarding compliance, temporary suspension of the establishment of new domestic corporate business locations, strengthening of the management and internal control framework, presentation and implementation of a business improvement plan, and reports on the progress of such business improvement plan. Further, in June 2007, BTMU received a separate administrative order from the Financial Services Agency of Japan in respect of its overseas business and its investment trust sales and related business. The administrative order required, among other things, BTMU to make improvements of its compliance structure and related internal control functions in its overseas business and its domestic investment trust sales and related business, presentation and implementation of a business improvement plan, and reports on the progress of such business improvement plan.

Also, in January 2007, Mitsubishi UFJ Securities received a business improvement order from the Financial Services Agency of Japan following a recommendation by the Securities and Exchange Surveillance Commission of Japan regarding securities transactions conducted by Mitsubishi UFJ Securities for its proprietary account.

Proposed government reforms to restrict maximum interest rates on consumer lending business.    The Japanese government is implementing regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Law Concerning Acceptance of Investment, Cash Deposit and Interest Rate etc., which is currently 29.2% per annum, to 20% per annum. The reduction in the maximum permissible interest rate will be gradually implemented in phases from 2007 through 2010, at the latest. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel lending institutions to lower the interest rates they charge borrowers.

Currently, consumer finance companies that satisfy certain conditions are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law. Accordingly, MUFG’s consumer finance subsidiary and an equity method investee offer loans at interest rates above the Interest Rate Restriction Law. During the past year, the Supreme Court of Japan passed decisions concerning interest exceeding the limits stipulated by the Interest Rate Restriction Law, and the business environment for consumer finance companies in Japan has been altered in favor of borrowers. Due to such environmental changes, borrowers’ demands for reimbursement of such excess interest that they have once paid to the consumer finance companies have significantly increased in the past 12 months. Furthermore, new regulations that are scheduled to be enacted before mid-2010 are expected to require, among other things, consumer finance companies to review the repayment capability of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers.

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation.

Overall supervision and regulation.    We are subject to supervision, regulation and examination with respect to our U.S. operations by the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, pursuant to the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we are a bank holding company and a foreign banking organization, respectively, as defined pursuant to those statutes. The Federal Reserve Board functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

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

U.S. branches and agencies of subsidiary Japanese banks.    Under the authority of the IBA, our banking subsidiaries in Japan, BTMU and MUTB, operate seven branches, two agencies and five representative offices in the United States. BTMU operates branches in Los Angeles and San Francisco, California; Chicago, Illinois; New York, New York; Portland, Oregon; and Seattle, Washington; agencies in Atlanta, Georgia and Houston, Texas; and representative offices in Washington, D.C; Minneapolis, Minnesota; Dallas, Texas; Jersey City, New Jersey; and Florence, Kentucky. MUTB operates a branch in New York, New York.

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

U.S. banking subsidiaries.    We indirectly own and control three U.S. banks:

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

The Federal Deposit Insurance Corporation, or the FDIC, is the primary federal agency responsible for the supervision, examination and regulation of the two New York-chartered banks referred to above. The FDIC may take enforcement action, including the issuance of prohibitive and affirmative orders, if it determines that a financial institution under its supervision has engaged in unsafe or unsound banking practices, or has committed violations of applicable laws and regulations. The FDIC insures the deposits of all three U.S. banking subsidiaries. In the event of the failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the Federal Deposit Insurance Act. An FDIC-insured institution that is affiliated with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its U.S. offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under longstanding Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength for its banking subsidiaries and to commit resources to support such banks.

Bank capital requirements and capital distributions.    Our U.S. banking subsidiaries and UnionBanCal Corporation, our U.S. subsidiary bank holding company, are subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks and bank holding companies. All of our U.S. banking subsidiaries are “well capitalized” under those guidelines as they apply to banks, and our U.S. subsidiary bank holding company exceeds all minimum regulatory capital requirements applicable to domestic bank holding companies. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would subsequently become undercapitalized.

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

The Gramm-Leach-Bliley Act removed almost all of the pre-existing statutory barriers to affiliations between commercial banks and securities firms by repealing Sections 20 and 32 of the Glass-Steagall Act. At the same time, however, the so-called “push-out” provisions of the Gramm-Leach-Bliley Act narrowed the exclusion of banks, including the U.S. branches of foreign banks, from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934, potentially requiring all such banks to transfer some activities to affiliated broker-dealers. The SEC has issued rules regarding the push-out of “dealer” functions that became effective on September 30, 2003. The SEC has also proposed rules that would govern the push-out requirements for “broker” functions but exempted banks from the definition of “broker” until September 28, 2007. The final form of these rules, their applicability to banks and the date of their effectiveness are still subject to change. At this time, we do not believe that these push-out rules as adopted or as currently proposed will have a significant impact on our business as currently conducted in the United States.

Anti-Money Laundering Initiatives and the USA PATRIOT Act.    A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of implementing regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of their customers. In addition, the bank regulatory agencies carefully scrutinize the adequacy of an institution’s policies, procedures and controls. As a result, there has been an increased number of regulatory sanctions and law enforcement authorities have been taking a more active role. Failure of a financial institution to maintain and implement adequate policies, procedures and controls to prevent money laundering and terrorist financing could in some cases have serious legal and reputational consequences for the institution, including the incurring of expenses to enhance the relevant programs, the imposition of limitations on the scope of their operations and the imposition of fines and other monetary penalties.

Recent Regulatory Actions.     In December 2006, we and BTMU entered into a written agreement with the Federal Reserve Banks of San Francisco and New York and the New York State Banking Department, and Bank of Tokyo-Mitsubishi UFJ Trust Company, or BTMUT, a subsidiary of BTMU, consented to an Order to Cease and Desist issued by the Federal Deposit Insurance Corporation and the New York State Banking Department, to strengthen the compliance framework and operations of BTMU, the New York Branch of BTMU and BTMUT, respectively, for preventing money laundering. As a result of the written agreement and the consent to the Order to Cease and Desist, we are required, among other things, to implement corrective measures and submit periodic progress reports to the authorities.

Separately, on September 14, 2007, Union Bank of California, N.A. agreed to a consent order and payment of a civil money penalty of $10.0 million assessed concurrently by the U.S. Office of the Comptroller of the Currency (OCC) and the U.S. Financial Crimes Enforcement Network (FinCEN) relating to the Bank Secrecy Act / Anti-Money Laundering compliance controls and processes of Union Bank of California. On September 17, 2007, Union Bank of California also entered into a deferred prosecution agreement with the U.S. Department of Justice under which Union Bank of California agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to the discontinued international banking business of Union Bank of California and dismiss prosecution if Union Bank of California meets the conditions of the deferred prosecution agreement, including complying with the OCC consent order for one year.

In October 2004, Union Bank of California International, or UBOCI, a subsidiary of UNBC, entered into a written agreement with the Federal Reserver Bank of New York relating to its anti-money laundering controls and processes. With the liquidation of UBOCI in March 2007, the written agreement is no longer effective.

The SEC is also currently conducting an inquiry regarding marketing and distribution practices of mutual funds managed by a subsidiary of Union Bank of California. Neither we nor UNBC can be certain at this time as to the final results of that inquiry.

C.    Organizational Structure

The following chart presents our corporate structure summary as at March 31, 2007:

Set forth below is a list of our principal consolidated subsidiaries at March 31, 2007:

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan	100.00	100.00
The Senshu Bank, Ltd.	Japan	68.06	68.23
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00	100.00
The Master Trust Bank of Japan, Ltd.	Japan	46.50	46.50
Mitsubishi UFJ Securities Co., Ltd.	Japan	62.37	63.11
Mitsubishi UFJ Wealth Management Securities, Ltd.	Japan	100.00	100.00
UFJ NICOS Co.,Ltd.	Japan	69.07	69.14
DC Card Co., Ltd.	Japan	44.82	44.82
Tokyo Credit Services, Ltd.	Japan	53.00	53.00
Ryoshin DC Card Company, Ltd.	Japan	75.20	75.20
NBL Co., Ltd.	Japan	89.74	89.74
Mitsubishi UFJ Factors Limited	Japan	75.77	75.77
MU Frontier Servicer Co.,Ltd.	Japan	79.68	79.68
Mitsubishi UFJ Capital Co.,Ltd	Japan	40.26	40.26
MU Hands-on Capital Co., Ltd.	Japan	50.00	50.00
Defined Contribution Plan Consulting of Japan Co., Ltd.	Japan	77.49	77.49
KOKUSAI Asset Management Co., Ltd.	Japan	45.86	45.93
Mitsubishi UFJ Asset Management Co., Ltd.	Japan	100.00	100.00
MU Investments Co.,Ltd.	Japan	100.00	100.00
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00	100.00
Mitsubishi UFJ Personal Financial Advisers Co., Ltd.	Japan	73.69	73.69
Mitsubishi UFJ Research and Consulting Ltd.	Japan	69.45	69.45
Diamond Business Engineering Corporation	Japan	15.00	15.00
BOT Lease Co., Ltd.	Japan	21.06	21.38
UnionBanCal Corporation	USA	65.31	65.31
Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)	USA	100.00	100.00
Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A.	Luxembourg	99.99	99.99
Mitsubishi UFJ Wealth Management Bank(Switzerland), Ltd.	Switzerland	100.00	100.00
Mitsubishi UFJ Securities International plc	UK	100.00	100.00
Mitsubishi UFJ Securities (USA), Inc.	USA	100.00	100.00
Mitsubishi UFJ Trust International Limited	UK	100.00	100.00
Mitsubishi UFJ Securities (HK) Holdings, Limited	Peoples’ Republic of China	100.00	100.00
Mitsubishi UFJ Securities (Singapore), Limited.	USA	100.00	100.00
BTMU Capital Corporation	USA	100.00	100.00
BTMU Leasing & Finance, Inc.	USA	100.00	100.00
PT U Finance Indonesia	Indonesia	95.00	95.00
PT UFJ-BRI Finance	Indonesia	55.00	55.00
BTMU Lease (Deutschland) GmbH	Germany	100.00	100.00
BTMU Participation (Thailand) Co., Ltd.	Thailand	24.49	24.49
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00	51.00

D.    Property, Plants and Equipment

Premises and equipment at March 31, 2006 and 2007 consisted of the following:

	2006	2007
	(in millions)
Land	¥471,184	¥449,283
Buildings	576,899	551,188
Equipment and furniture	565,857	618,513
Leasehold improvements	308,905	346,254
Construction in progress	6,703	12,556

Total	1,929,548	1,977,794
Less accumulated depreciation	755,971	830,283

Premises and equipment—net	¥1,173,577	¥1,147,511

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo. At March 31, 2007, we and our subsidiaries conducted our operations either in our owned premises or in leased properties.

The following table presents the areas and book values of our material office and other properties at March 31, 2007:

	Area	Book value
	(in thousands of square feet)	(in millions)
Owned land	57,822	¥449,283
Leased land	20,762	—
Owned buildings.	29,692	274,665
Leased buildings	16,878	—

Our owned buildings and land are primarily used by us and our subsidiaries. The above figures includes 36,511 thousands of square feet of owned land and 18,701 thousands of square feet of leased land held through a variable interest entity, which property is not directly used for our operations. Most of the buildings and land owned by us are free from material encumbrances, except as described below.

During the fiscal year ended March 31, 2007, we invested approximately ¥119.0 billion in our subsidiaries primarily for office renovations and relocation.

Item 4A.    Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

A.    Operating Results

Introduction

We are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Securities Co., Ltd., or MUS, and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key figures prepared in accordance with US GAAP relating to our business.

Our merger with UFJ Holdings completed on October 1, 2005 was the major factor in the changes in many of the items in our consolidated statements of income over the three fiscal years ended March 31, 2007. The results for the fiscal year ended March 31, 2005 reflect the results of MTFG only. The results for the fiscal year ended March 31, 2006 reflect the pre-merger results of MTFG for the six months ended September 30, 2005 and the post-merger results of MUFG for the six months ended March 31, 2006. The results for the fiscal year ended March 31, 2007 reflect the post-merger results of MUFG for the full twelve-month period.

	Fiscal years ended March 31,
	2005	2006	2007
	(in billions)
Net interest income	¥969.1	¥1,648.6	¥2,329.8
Provision for credit losses	108.3	110.2	358.6
Non-interest income	986.8	1,067.4	1,947.9
Non-interest expense	1,129.2	2,076.1	2,784.2
Net income	415.2	363.5	581.3
Total assets (at end of period)	108,422.1	186,219.4	186,202.9

Our revenues consists of net interest income and non-interest income.

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income consists of:

•	fees and commissions, including

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

•	fees and commissions on stock transfer agency services,

•	guarantee fees, and

•	other fees and commissions;

•

foreign exchange gains (losses)—net, which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes;

•	investment securities gains (losses)—net, which primarily include net gains on sales of marketable securities, particularly marketable equity securities;

•	equity in earnings (losses) of equity method investees;

•	gains on sales of loans; and

•	other non-interest income.

Provision for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

Core Business Areas

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. These three businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Global Markets and Other.

Our business segment information is not consistent with our consolidated financial statements prepared in accordance with US GAAP. The following chart illustrates the relative contributions to operating profit for the fiscal year ended March 31, 2007 of the three core business areas and the other business areas based on our segment information:

Establishment of Mitsubishi UFJ Financial Group

In October 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, merged with UFJ Holdings, Inc. to form MUFG. At the same time, our respective trust banking and securities companies merged to form MUTB and MUS. Subsequently, our subsidiary commercial banks merged to form BTMU in January 2006.

The merger marked the creation of a comprehensive financial group with a broad and balanced domestic and international network, and a diverse range of services provided by group companies, complemented by one of the largest customer bases in Japan.

The merger of MTFG and UFJ Holdings was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. The purchase price of UFJ Holdings amounted to ¥4,406.1 billion, of which ¥4,403.2 billion was recorded in capital surplus relating to the merger with UFJ Holdings and the direct acquisition costs of ¥2.9 billion were included in the purchase price. The total fair value of UFJ Holdings’ net assets acquired was ¥2,673.0 billion and the goodwill relating to the merger with UFJ Holdings was ¥1,733.1 billion. For further information, see note 2 to our consolidated financial statements.

Recent Developments

Completion of Public Fund Repayment and Repurchase of Our Common Stock

UFJ Holdings was a recipient of public funds from the Resolution and Collection Corporation, or RCC, a Japanese government entity. The public funds were injected in the form of a convertible preferred stock investment in UFJ Holdings. This convertible preferred stock was exchanged in the merger with UFJ Holdings for newly issued convertible preferred stock of MUFG.

Between October 2005 and June 2006, RCC sold in the market 666,962 shares of our common stock which were issued upon conversion (or acquisition claim after the Company Law took effect) of our preferred stock held by RCC. Along with these sales, we repurchased 681,690 shares of our common stock.

In June 2006, 277,245 shares of the common stock issued upon an acquisition claim for the preferred stock were sold by the RCC in a secondary offering of shares. In connection with this secondary offering, we sold 41,000 treasury shares of our common stock by way of overallotment.

The remaining preferred stock held by RCC were sold to non-governmental institutions.

As a result of the above transactions, there are currently no securities held by RCC in our capital base.

Mitsubishi UFJ Securities to Become a Wholly-Owned Subsidiary

On March 28, 2007, we and MUS entered into a share exchange agreement relating to the proposed share exchange to make MUS a wholly-owned subsidiary. The purpose of making MUS a wholly-owned subsidiary is, among other factors, to seize the opportunities presented by the deregulation of the Japanese financial markets and further enhance cooperation between group companies. We believe that we will be able to further strengthen our securities and investment banking businesses and maximize synergies among our banking, trust and securities businesses. The share exchange ratio has been set at 1.02 shares of MUFG common stock to one share of MUS common stock. The share exchange ratio was calculated based on the assumption that the stock split described under “Investment Unit Reduction” below will become effective as planned.

On June 28, 2007, MUS shareholders approved the proposed transaction, and the proposed share exchange is expected to become effective on September 30, 2007 immediately after the stock split described under “Investment Unit Reduction” below.

kabu.com Securities Co., Ltd. Becomes a Consolidated Subsidiary

To strengthen the retail online securities business and enhance comprehensive Internet-based financial services, BTMU implemented a tender offer for 94,000 common shares of kabu.com Securities Co., Ltd., or kabu.com Securities, from March 20, 2007 to April 18, 2007, at ¥240,000 per share. As a result, MUFG’s ownership in kabu.com Securities increased to 40.36% on a consolidated basis.

In addition, on June 24, 2007, directors and an employee from the MUFG Group were approved as directors at the general meeting of shareholders of kabu.com Securities, and directors dispatched from the MUFG Group, including those appointed on June 24, 2007, constitute a majority on the board of directors of kabu.com Securities. As a result, kabu.com Securities, a former equity method investee of MUFG, became a consolidated subsidiary of MUFG.

Investment Unit Reduction

In June 2007, our shareholders approved amendments to our Articles of Incorporation to increase the total number of authorized shares and other related matters in order to reduce the investment unit of our common stock, which will take effect as of September 30, 2007. Our minimum stock investment unit (or investment unit price) with respect to our common stock will be reduced to one-tenth of the current unit through (a) a stock split by which one share will be split into 1,000 shares and (b) the adoption of a unit share system under which one unit of our common stock will be comprised of 100 shares. The purpose of the investment unit reduction is to broaden our investor base by making our common stock more accessible to potential individual shareholders, thereby achieving our medium- and long-term objective of maximizing our corporate value.

Regarding our ADRs which are traded on the New York Stock Exchange, subject to the effectiveness of the stock split described above, we plan to change the ratio of the ADRs in relation to the underlying shares of our common stock as follows:

Ratio before change: 1,000 ADR = 1 common share

Ratio after change: 1,000 ADR = 1,000 common shares (1:1)

Record date: Friday, September 28, 2007 (U.S. Eastern Standard Time)

First trading date after change: Monday, October 1, 2007 (U.S. Eastern Standard Time)

Written Agreement with Regulatory Authorities in the United States

On December 18, 2006, we and BTMU entered into a written agreement with the Federal Reserve Banks of San Francisco and New York and the New York State Banking Department, and Bank of Tokyo-Mitsubishi UFJ Trust Company, or BTMUT, a subsidiary of BTMU, consented to an Order to Cease and Desist issued by the Federal Deposit Insurance Corporation and the New York State Banking Department, to strengthen the compliance framework and operations of BTMU, its New York Branch and BTMUT, respectively, for preventing money laundering.

As a result of the written agreement and the consent to the Order to Cease and Desist, we are required, among other things, to implement corrective measures, submit periodic progress reports to the authorities and take other actions. We expect to incur some expenses relating to such efforts including consulting fees, personnel costs and IT related investments.

Separately, on September 14, 2007, Union Bank of California, N.A. agreed to a consent order and payment of a civil money penalty of $10.0 million assessed concurrently by the U.S. Office of the Comptroller of the Currency (OCC) and the U.S. Financial Crimes Enforcement Network (FinCEN) relating to the Bank Secrecy Act / Anti-Money Laundering compliance controls and processes of Union Bank of California. On September 17, 2007, Union Bank of California also entered into a deferred prosecution agreement with the U.S. Department of Justice under which Union Bank of California agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to the discontinued international banking business of Union Bank of California and dismiss prosecution if Union Bank of California meets the conditions of the deferred prosecution agreement, including complying with the OCC consent order for one year.

Administrative Orders from the Financial Services Agency to Bank of Tokyo-Mitsubishi UFJ

On February 15, 2007, BTMU received from the Financial Services Agency an administrative order based on Article 26-1 of the Banking Law of Japan (business improvement order with partial business suspension order) in respect of compliance management at certain of its operations regarding the occurrence of certain inappropriate transactions.

The administrative order requires temporary suspension of extending credit to new corporate customers, training of all directors and staff regarding compliance, temporary suspension of the establishment of new domestic corporate business locations, establishment of a stronger management and internal control framework, submission and implementation of a business improvement plan, and a series of periodical progress reports of such business improvement plan.

In response to the administrative order described above, on March 16, 2007, we presented and announced a business improvement plan including the formulation and improvement of internal policies, rules and manuals. However, we currently do not expect that this event will have a material adverse impact on our financial position or results of operations.

On June 11, 2007, BTMU received from the Financial Services Agency administrative orders based on Article 26-1 of the Banking Law of Japan (business improvement orders) in respect of its overseas business and its investment trust sales and related business in Japan. We are required by the administrative orders, among other things, to make improvements in respect of our compliance structure and related internal control functions in our overseas business and certain business practices in our domestic investment trust sales and related business.

In response to the administrative orders described above, on July 5, 2007, we presented and announced a business improvement plan. However, we currently do not expect that this event will have a material adverse impact on our financial condition or results of operations.

Administrative Disciplinary Action by the Financial Services Agency in Respect of Mitsubishi UFJ Securities

On January 31, 2007, MUS received a business improvement order from the Financial Services Agency. This followed a recommendation issued on January 29, 2007 by Japan’s Securities and Exchange Surveillance Commission that the Financial Services Agency take administrative disciplinary action in respect of MUS. The recommendation by Japan’s Securities and Exchange Surveillance Commission was based upon the ascertainment of certain facts constituting an infringement of applicable laws and regulations concerning securities transactions conducted by MUS on its proprietary account based on “Corporate-Related Information.” In response to the business improvement order received by MUS, we will work to strengthen legal compliance and internal controls in our Group.

Agreement to Settle the Civil Suit Brought by Sumitomo Trust

In November 2006, we reached an agreement with The Sumitomo Trust & Banking Co., Ltd., or Sumitomo Trust, to settle the civil suit originally brought by Sumitomo Trust against UFJ Holdings in October 2004 following a failed negotiation over a proposed business transfer. In connection with this settlement, we agreed, among other things, to pay ¥2.5 billion to Sumitomo Trust. As a result of this settlement, the lawsuit between us and Sumitomo Trust was conclusively resolved.

Issuance of “Non-dilutive” Preferred Securities

In order to enhance the flexibility of our capital management, in January 2007, MUFG Capital Finance 4 Limited and MUFG Capital Finance 5 Limited, special purpose companies established in the Cayman Islands, issued €500 million and £550 million, respectively, in non-cumulative and non-dilutive perpetual preferred securities in an offering targeting mainly European institutional investors.

These preferred securities were reflected in our Tier I capital as of March 31, 2007 under the Bank for International Settlements, or BIS, capital adequacy requirements, which is calculated primarily from our Japanese GAAP financial information. However, for accounting purposes under US GAAP, because those special purpose companies are not consolidated entities, the loans, which are made to us from the proceeds from the preferred securities issued by these special purpose companies, are presented as long-term debt on our consolidated balance sheet as of March 31, 2007.

Redemption of “Non-dilutive” Preferred Securities

In January 2007, UFJ Capital Finance 1 Limited, UFJ Capital Finance 2 Limited and UFJ Capital Finance 3 Limited, all special purpose companies established in the Cayman Islands, redeemed in total ¥218 billion of non-cumulative and non-dilutive perpetual preferred securities. These securities were previously accounted for as part of our Tier I capital.

Change in Business Environment for Consumer Finance Companies in Japan

The Japanese government is implementing regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law, which is currently 29.2% per annum, to 20% per annum. The reduction in interest rate will be gradually implemented in phases from 2007 through 2010, at the latest. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel lending institutions to lower the interest rates they charge borrowers.

Currently, consumer finance companies that satisfy certain conditions are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law. Accordingly, MUFG’s consumer finance subsidiaries and an equity method investee have been offering loans at interest rates above the Interest Rate Restriction Law. During the past year, the Supreme Court of Japan rendered decisions concerning interest rates exceeding the limits stipulated by the Interest Rate Restriction Law in favor of borrowers. Due to such changes, borrowers’ claims for reimbursement of excess interest have significantly increased in the fiscal year ended March 31, 2007.

As a result, our consumer finance subsidiaries have increased the allowance for repayment of excess interest from ¥9.7 billion as of March 31, 2006 to ¥102.5 billion as of March 31, 2007.

In addition, ¥184.0 billion of impairment of intangible assets was recognized for the fiscal year ended March 31, 2007 as a result of the downward revision of expected future cash flows at our consumer finance subsidiary primarily due to these developments. As a result of the negative change in forecasted operating results and estimated future taxable income of our consumer finance subsidiary, we recorded a valuation allowance for deferred tax assets in the fiscal year ended March 31, 2007. See note 11 to our consolidated financial statements for more information.

Also, one of our equity method investees in the consumer finance business increased its allowance for the fiscal year ended March 31, 2007, which had a negative impact of ¥77.6 billion on equity in earnings (losses) of equity method investees.

Merger of Leasing Affiliates

On April 1, 2007, Diamond Lease Company Limited and UFJ Central Leasing Co., Ltd., both of which were equity method investees, merged to become Mitsubishi UFJ Lease & Finance Company Limited. The objective of the merger is to improve their competitiveness and presence in the domestic leasing market. The new company continues to be an equity method investee.

Sale of UnionBanCal’s International Correspondent Banking Business

In September 2005, UnionBanCal Corporation, a U.S. subsidiary of BTMU, signed a definitive agreement to sell its international correspondent banking operations to Wachovia Bank, N.A. effective October 6, 2005, and the principal legal closing of the transaction took place on the same day. As of June 30, 2006, all of UnionBanCal Corporation’s offices designated for disposal were closed. The remaining assets include deposits with banks awaiting approval for repatriation of capital and unremitted profits and loans that are maturing in 2008. The remaining liabilities primarily consist of accrued expenses, which will be settled when due.

We accounted for this transaction as a discontinued operation in accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” and presented the results of discontinued operations as a separate line item in our consolidated statements of income. In addition, assets to be disposed or sold, accounted for at the lower of cost or fair value, and liabilities to be extinguished or assumed in connection with discontinued operations, were presented as separate assets and liabilities, respectively, in our consolidated balance sheets. See note 3 to our consolidated financial statements for more information.

On September 14, 2007, Union Bank of California agreed to a consent order and payment of a civil money penalty of $10.0 million assessed concurrently by the U.S. Office of the Comptroller of the Currency (OCC) and the U.S. Financial Crimes Enforcement Network (FinCEN) relating to the Bank Secrecy Act / Anti-Money Laundering compliance controls and processes of Union Bank of California. On September 17, 2007, Union Bank of California also entered into a deferred prosecution agreement with the U.S. Department of Justice under which Union Bank of California agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to the discontinued international banking business of Union Bank of California and dismiss prosecution if Union Bank of California meets the conditions of the deferred prosecution agreement, including complying with the OCC consent order for one year.

Establishment of Mitsubishi UFJ Merrill Lynch PB Securities

In May 2006, we established a joint-venture private banking firm named Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., with Merrill Lynch & Co., Inc. and Merrill Lynch Japan Securities Co., Ltd. The joint venture firm offers high-net-worth Japanese individuals and small and medium-sized organizations a full range of innovative financial products and services. BTMU and MUS own 40% and 10%, respectively, of the voting common shares of the joint venture company, and Merrill Lynch Japan Securities owns the remaining 50%. Merrill Lynch Japan Securities contributed its private client business, comprising approximately 8,000 client accounts and more than ¥1 trillion in assets under administration, into the joint venture firm. We, in turn, are introducing the capabilities and services of the joint venture firm to BTMU’s high-net-worth client base.

Merger of UFJ NICOS and DC Card

On April 1, 2007, UFJ NICOS Co., Ltd., or UFJ NICOS, and DC Card Co., Ltd., or DC Card, our credit card subsidiaries merged to become Mitsubishi UFJ NICOS Co., Ltd, or Mitsubishi UFJ NICOS. The objective of the merger is to combine UFJ NICOS’ large and extensive network, reputation and product development capability with DC Card’s co-branding relationships and acceptance of regional cards.

Business and Capital Alliance in Consumer Finance Business

On September 20, 2007, we entered into a basic agreement with BTMU, Mitsubishi UFJ NICOS and JACCS Co., Ltd. with respect to a business and capital alliance. As part of the basic agreement, Mitsubishi UFJ NICOS is expected to transfer its installment credit sales business, automobile loan business and automobile leasing business to JACCS on April 1, 2008. In addition to transferring installment credit sale contracts, Mitsubishi UFJ NICOS is expected to transfer approximately 340 personnel and five business offices. At the same time, we, together with BTMU and Mitsubishi UFJ NICOS, plan to form a business alliance with JACCS with respect to credit card related operations, installment credit sales business, settlement operations and housing loan related operations. In addition, BTMU is expected to acquire newly issued common shares of JACCS by March 31, 2008, subject to regulatory approval. Following the acquisition of the additional JACCS shares, BTMU will own approximately 20% of the voting rights in JACCS, and accordingly, JACCS is expected to become an equity method investee.

On the same day, we also announced that we are expected to acquire ¥120 billion of newly issued Mitsubishi UFJ NICOS shares on November 6, 2007, thereby increasing our holdings to approximately 75% of Mitsubishi UFJ NICOS’ total issued shares. In addition, we announced that we plan to make Mitsubishi UFJ NICOS our wholly-owned subsidiary through a share exchange expected to go into effect on August 1, 2008. The objective of the investment and share exchange is to strengthen Mitsubishi UFJ NICOS’ financial base to enable Mitsubishi UFJ NICOS to implement its restructuring measures, including a new credit card business strategy to respond to the changing business environment for consumer finance companies in Japan.

As part of its new medium term business plan, Mitsubishi UFJ NICOS will implement measures to reform its business structure, including the following measures:

•	Concentrate resources on the credit card business and transfer Mitsubishi UFJ NICOS’ installment credit sales business to JACCS as discussed above.

•	Reduce personnel by 2,890 over a three-year period, including seeking the voluntary early retirement of approximately 2,300 persons in the fiscal year ending March 31, 2008.

•	Merge six regional credit finance subsidiaries of Mitsubishi UFJ NICOS into Mitsubishi UFJ NICOS in January 2008.

We will also hold discussions with The Norinchukin Bank to expand the business and capital alliance between The Norinchukin Bank and Mitsubishi UFJ NICOS. As part of these discussions, we will consider the possibility of having Mitsubishi UFJ NICOS become an equity method investee of The Norinchukin Bank after Mitsubishi UFJ NICOS becomes our wholly-owned subsidiary.

Adoption of Stock-Based Compensation Plan

BTMU, MUTB and we elected to adopt a stock-based compensation plan for directors, corporate auditors and executive officers and obtained the necessary shareholder approval at their respective ordinary general meetings held on June 28, 2007 at us and on June 27, 2007 at BTMU and MUTB, while abolishing the practice of paying them retirement allowances. Under the stock-based compensation plan, our directors, corporate auditors and executive officers will be offered stock options to acquire shares of our common stock. The exercise price is expected to be set at ¥1 per share. For more information on the stock-based compensation plan, see “Item 6.B. Compensation” and “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Purchase of Preferred Stock of Subsidiary

In May 2006, BTMU purchased from Merrill Lynch all of the preferred stock and the rights to subscribe for new shares issued by MU Strategic Partner Co., Ltd., a subsidiary of BTMU. BTMU paid ¥120.0 billion for the preferred stock and ¥48.6 billion for the rights to subscribe for new shares.

MU Strategic Partner Co., Ltd., formerly known as UFJ Strategic Partner Co., Ltd., was incorporated in December 2002 for the purpose of promoting the resolution of problem loans and raising equity capital. Pursuant to the investors agreement between the former UFJ Bank Limited and Merrill Lynch in February 2003, MU Strategic Partner raised equity capital by the issuance of preferred stock of ¥120.0 billion to Merrill Lynch, and has committed itself to restructuring, and resolving problem loans.

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

Economic Environment in Japan

In Japan, while the overall growth momentum slightly weakened toward the end of the fiscal year ended March 31, 2007, exports and capital investments continued to rise along with solid corporate earnings and moderate improvement in personal consumption.

With respect to interest rates, the Bank of Japan raised the uncollateralized overnight call rate to 0.5% in February 2007, following the termination of its zero-interest rate policy in July 2006. This has led to slightly increased upward pressure on Japan’s short-term market interest rates. In the long-term interest rate market, the yield on ten-year Japanese government bonds rose temporarily before the zero-interest rate policy was lifted in July 2006, but has since declined and fluctuated within a range until May 2007. As of mid-September 2007, the uncollateralized overnight call rate target was around 0.5% and the yield on ten-year Japanese government bonds was around 1.5%. The following chart shows the interest rate trends in Japan since April 2005:

Regarding the Japanese stock market, the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, rose from ¥17,059.66 at March 31, 2006 to ¥17,287.65 at March 30, 2007. As for the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, the index slightly declined from 1,728.16 at March 31, 2006 to 1,713.61 at March 30, 2007. From late July 2007, stock markets in Japan declined along with other international markets, primarily as a result of the possible negative impact of heightened concerns with increased defaults of high-risk mortgages to lower-income households, generally known as “sub-prime” mortgages, on the U.S. economy in general and on financial institutions in particular. As of mid-September 2007, the Nikkei Stock Average was around ¥16,000, and TOPIX was around 1,500.

In the foreign exchange markets, the Japanese yen was at similar levels at the end of March 2007 against the US dollar as compared to the beginning of the fiscal year. The Japanese yen/US dollar foreign exchange rate was around ¥118 to $1 at the beginning of April 2006. After appreciating against the US dollar to around ¥110 in mid-May 2006, the Japanese yen depreciated to around ¥118 at the end of March 2007. As of mid-September 2007, the Japanese yen/US dollar foreign exchange rate was around ¥115 to $1. Against the Euro, the Japanese yen weakened during the fiscal year from around ¥143 to €1 at the beginning of April 2006 to around ¥157 at the end of March 2007. As of the mid-September 2007, the Japanese yen/Euro foreign exchange rate was around ¥159 to €1. The Japanese yen has been fluctuating significantly in recent weeks against the US dollar, Euro and other foreign currencies as a result of instability in the global financial markets and its impact on so-called “yen carry trades.” The following chart shows the foreign exchange rates expressed in Japanese yen per $1.00 since April 2005:

Based on the average official land prices set by the government, average land prices in Japan as of January 1, 2007 increased for the first time in 16 years. Nationwide residential land prices and land prices for commercial properties as of January 1, 2007 rose by 0.1% and 2.3%, respectively, compared to January 1, 2006. In the three major metropolitan areas, Tokyo, Osaka and Nagoya, residential land prices on average rose by 2.8%, and commercial properties rose by 8.9%, compared to the previous year. On the other hand, in the local regions of Japan, which consist of regions other than the major metropolitan areas, residential land prices on average declined by 2.7%, and commercial properties declined by 2.8%, compared to the previous year.

According to Teikoku Databank, a Japanese research institution, the number of companies who filed for legal bankruptcy in Japan between April 2006 and March 2007 was approximately 9,600, an increase of approximately 9% from the previous fiscal year, mainly due to an increase in legal bankruptcies of small sized companies. On the other hand, the aggregate amount of liabilities subject to bankruptcy filings for the fiscal year was approximately ¥5.3 trillion, a decrease of approximately 9% from the previous year, owing to a decrease in large-scale bankruptcies.

International Financial Markets

With respect to the international financial and economic environment for the fiscal year ended March 31, 2007, overseas economies generally remained firm as seen in China’s continued strong growth led by exports, despite the slowdown of the United States economy. Since late July 2007, the credit markets in the United States have been negatively affected by heightened concerns with increased defaults of sub-prime mortgages.

In the United States, the target for the federal funds rate was raised to 5.25% in June 2006. Subsequently, on September 18, 2007, the target rate for the federal funds was lowered by 50 basis points to 4.75%. Since mid-August 2007, the Federal Reserve Board has twice lowered the primary credit rate to improve market liquidity in the financial markets. As of September 20, 2007, the federal funds rate was 4.75%, and the primary credit rate was 5.25%.

In the EU, the European Central Bank’s policy rate was raised to 3.75% in March 2007, and was further raised to 4.0% in June 2007.

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

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of probable losses in our loan portfolio. The evaluation process, including credit-ratings and self-assessments, involves a number of estimates and judgments. The allowance is based on two principles of accounting: (1) SFAS No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and can be estimated; and (2) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures,” which require that losses be accrued based on the difference between the present value of expected future cash flows discounted at the loan’s effective interest rate, the fair value of collateral or the loan’s observable market value and the loan balance.

Our allowance for credit losses consists of an allocated allowance and an unallocated allowance. The allocated allowance comprises (a) the allowance for specifically identified problem loans, (b) the allowance for large groups of smaller balance homogeneous loans, (c) the allowance for loans exposed to specific country risk and (d) the formula allowance. Both the allowance for loans exposed to specific country risk and the formula allowance are provided for performing loans that are not subject to either the allowance for specifically identified problem loans or the allowance for large groups of smaller balance homogeneous loans. The allowance for loans exposed to specific country risk covers transfer risk which is not specifically covered by other types of allowance. Each of these components is determined based upon estimates that can and do change when actual events occur.

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

The aggregate amount of unrealized losses at March 31, 2007 that we determined to be temporary was ¥54.1 billion.

Nonmarketable equity securities.    Nonmarketable equity securities are equity securities of companies that are not publicly traded or are thinly traded. Such securities are primarily held at cost less other than temporary impairment if applicable. For the securities carried at cost, we consider factors such as the credit standing of issuers and the extent of decline in net assets of issuers to determine whether the decline is other than temporary. When we determine that the decline is other than temporary, nonmarketable equity securities are written down to the estimated fair value, determined based on such factors as the ratio of our investment in the issuer to the issuer’s net assets and the latest transaction price if applicable. When the decline is other than temporary, certain nonmarketable equity securities issued by public companies, such as preferred stock convertible to marketable common stock in the future, are written down to fair value estimated by commonly accepted valuation models, such as option pricing models based on a number of factors, including the quoted market price of the underlying marketable common stock, volatility and dividend payments as appropriate.

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

Among other factors, forecasted operating results, which serve as the basis of our estimation of future taxable income, have a significant effect on the amount of the valuation allowance. In developing forecasted operating results, we assume that our operating performance is stable for certain entities where strong positive evidence exists, including core earnings based on past performance over a certain period of time. The actual results may be adversely affected by unexpected or sudden changes in interest rates as well as an increase in credit-related expenses due to the deterioration of economic conditions in Japan and material declines in the Japanese stock market to the extent that such impacts exceed our original forecast. In addition, near-term taxable income is also influential on the amount of the expiration of unused operating loss carryforwards since the Japanese corporate tax law permits operating losses to be deducted for a predetermined period generally no longer than seven years. At March 31, 2007, we had operating loss carryforwards of ¥3,296.8 billion, the majority of which will expire by March 31, 2012.

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

In connection with our merger with UFJ Holdings, we recorded goodwill of ¥1,733.1 billion, and goodwill was not impaired as of March 31, 2006 and 2007, nor was any goodwill written off during the fiscal years ended March 31, 2006 and 2007. See note 2 to our consolidated financial statements for more information on the goodwill acquired in connection with the merger with UFJ Holdings, and note 10 to our consolidated financial statements for more information on goodwill by major business segments.

Intangible assets are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization for intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets. Intangible assets having indefinite useful lives are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite-lived asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount exceeds the fair value of the intangible asset.

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

We adopted the recognition provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” as of March 31, 2007. See “Accounting Changes—Defined Benefit Pension and Other Postretirement Plans” and note 18 to our consolidated financial statements for further information.

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

The estimated fair values of financial instruments without quoted market prices were as follows:

	At March 31,
	2006	2007
	(in billions)
Financial assets:
Trading account assets, excluding derivatives	¥6,790	¥6,927
Investment securities	40,343	40,556
Financial liabilities:
Trading account liabilities, excluding derivatives	119	797
Obligations to return securities received as collateral	3,946	3,649
Derivative financial instruments, net	219	67

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

Had the asset retirement obligations been accounted for under FIN No. 47 at the inception of operating leases requiring restoration, our net income and net income per share would have been the pro forma amounts indicated in the following table:

	Fiscal years ended March 31,
	2005	2006
	(in millions)
Reported net income	¥415,155	¥363,511
Cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes:
Reported	—	9,662
Pro forma	667	516

Pro forma net income, after cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes	¥414,488	¥372,657

Basic earnings per common share—net income available to common shareholders:	(in Yen)
Reported	¥62,717.21	¥19,313.78
Pro forma	62,717.11	19,314.91
Diluted earnings per common share—net income available to common shareholders:
Reported	62,476.76	18,951.87
Pro forma	62,476.66	18,953.00

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinions, or APB, No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the SEC issued Staff Accounting Bulletin, or SAB, No. 107, which provides interpretive guidance on SFAS No. 123R. SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting and requires entities to recognize the costs of share-based payment transactions with employees based on the grant-date fair value of those awards over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R is effective as of the beginning of the fiscal year or interim period beginning after June 15, 2005. We adopted SFAS No. 123R on April 1, 2006 under the modified prospective method, which resulted in a decrease in income from continuing operations before income tax expense of ¥1,969 million and a decrease in income from continuing operations, net of taxes, of ¥1,026 million for the fiscal year ended March 31, 2007, which includes estimated forfeitures for restricted stock and the amortization of compensation costs related to unvested stock options. The corresponding impact to both basic and diluted earnings per share was a reduction of ¥102.08 per share for the fiscal year ended March 31, 2007. The adoption of SFAS No. 123R did not have a material impact on our cash flows. See note 33 to our consolidated financial statements for a further discussion of the adoption of SFAS No. 123R and stock-based compensation plans.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. We adopted SFAS No. 153 on April 1, 2006, which did not have a material impact on our financial position and results of operations.

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. We adopted SFAS No. 154 on April 1, 2006, which did not have a material impact on our financial position and results of operations.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments—In November 2005, the FASB staff issued an FASB Staff Position, or FSP, on SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.” This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than temporary impairments. The guidance in this FSP is applicable for certain investments such as debt and equity securities that are within the scope of SFAS No. 115 and equity securities that are not subject to the scope of SFAS No. 115 and No. 124 and not accounted for under the equity method pursuant to APB No. 18, “The Equity Method of Accounting for Investments in Common Stock,” and related interpretations. This FSP nullifies the requirements of paragraphs 10-18 of the FASB Emerging Issues Task Force, or the EITF, Issue 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the requirements of paragraphs 8 and 9 of EITF Issue 03-1 with respect to cost-method investments, and carries forward the disclosure requirements included in paragraphs 21 and 22 of EITF Issue 03-1. Also, the guidance in this FSP amends SFAS No. 115, SFAS No. 124 and APB No. 18. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005, with earlier application permitted. We adopted the FSP on April 1, 2006, which did not have a material impact on our financial position and results of operations.

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

In June 2003, BTMU submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, BTMU made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. The substitutional obligation and related plan assets were transferred to a government agency in March 2005 and BTMU was released from paying the substitutional portion of the benefits to its employees. The completion of the transfer to the Japanese Government of the substitutional portion of the employee pension plan constituted a settlement of such plan. However, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), we recognized net gains of ¥34,965 million as a result of the transfer /

settlement for the fiscal year ended March 31, 2006. See note 18 to our consolidated financial statements for further discussion.

Effects of Prior Year Misstatements on Current Year Financial Statements—In September 2006, the SEC staff issued SAB No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. It requires the use of both the “iron curtain” and “rollover” approaches in quantifying and evaluating the materiality of a misstatement. Under the iron curtain approach, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. The rollover approach quantifies the error as the amount by which the current year income statement is misstated. If either approach results in a material misstatement, financial statement adjustments are required. SAB No. 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. Early adoption is encouraged in interim periods which are part of a fiscal year ending after November 15, 2006. We adopted SAB No. 108 as of March 31, 2007, which did not have a material impact on our financial position and results of operations.

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued SFAS No. 158. SFAS No. 158 requires entities to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement plans in its consolidated statement of financial position and recognize changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in comprehensive income. SFAS No. 158 clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s fiscal year-end statement of financial positions. SFAS No. 158 also requires additional disclosure information related to certain effects on the net periodic benefit costs and credits, and transition assets or obligations. The requirement to recognize the funded status as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2008. We adopted the recognition provisions of SFAS No. 158 as of March 31, 2007. The adoption of SFAS No. 158, which had no impact on how we determine our net periodic benefit costs, did have the effect of increasing shareholders’ equity by ¥178,784 million, net of taxes, which was recorded in accumulated other changes in equity from nonowner sources.

Recently Issued Accounting Pronouncements

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

Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We will adopt the provisions of FIN No. 48 on April 1, 2007. The impact of adopting FIN No. 48 is not expected to be significant on our financial position and results of operations.

Leveraged Leases—In July, 2006, the FASB issued an FSP on SFAS No. 13, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.” This FSP requires if, during the lease term, the projected timing of the income tax cash flows generated by a leveraged lease is revised, the rate of return and the allocation of income shall be recalculated from the inception of the lease. At adoption, the cumulative effect of applying the provisions of this FSP shall be reported as an adjustment to the beginning balance of retained earnings as of the beginning of the period in which this FSP is adopted. This FSP shall be applied to fiscal years beginning after December 15, 2006. We will adopt the provisions of this FSP on April 1, 2007. We estimate that the cumulative effect of adopting this FSP will be to reduce the beginning balance of retained earnings by approximately ¥6 billion, net of taxes. The reduction to retained earnings at adoption will be recognized in interest income over the remaining terms of the affected leases as tax benefits are realized.

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

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No 115.” SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. We have not completed the study of what effect SFAS No. 159 will have on our financial position and results of operations.

Investment Company Accounting—In June 2007, the AICPA issued Statement of Position, or SOP, 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.” SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies, or the AICPA Guide. The statement also addresses whether the specialized industry accounting principles of the AICPA Guide should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity. SOP 07-1 is effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. In addition, in May 2007, the FASB issued an FSP FIN No. 46R-7, “Application of FIN No. 46R to Investment Companies,” which amends FIN No. 46R to make permanent the temporary deferral of the application of FIN No. 46R to entities within the scope of the revised audit guide under SOP 07-1. We have not completed the study of what effect SOP 07-1 and FSP FIN No. 46R-7 will have on our financial position and results of operations.

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2005	2006	2007
	(in billions)
Interest income	¥1,438.7	¥2,530.7	¥3,915.7
Interest expense	469.6	882.1	1,585.9

Net interest income	969.1	1,648.6	2,329.8

Provision for credit losses	108.3	110.2	358.6
Non-interest income	986.8	1,067.4	1,947.9
Non-interest expense	1,129.2	2,076.1	2,784.2

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	718.4	529.7	1,134.9
Income tax expense	303.8	165.5	552.8

Income from continuing operations before cumulative effect of a change in accounting principle	414.6	364.2	582.1
Income (loss) from discontinued operations—net	1.5	9.0	(0.8)
Cumulative effect of a change in accounting principle, net of tax	(0.9)	(9.7)	—

Net income	¥415.2	¥363.5	¥581.3

We reported ¥581.3 billion of net income for the fiscal year ended March 31, 2007, compared to ¥363.5 billion of net income for the fiscal year ended March 31, 2006. Our basic earnings per common share (net income available to common shareholders) for the fiscal year ended March 31, 2007 was ¥29,863.20, compared with an earnings per share of ¥19,313.78 for the fiscal year ended March 31, 2006. Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2007 was ¥1,134.9 billion, compared with ¥529.7 billion for the fiscal year ended March 31, 2006.

Our merger with UFJ Holdings completed on October 1, 2005 was the major factor in the changes in many of the items in our consolidated statements of income over the three fiscal years ended March 31, 2007. The results for the fiscal year ended March 31, 2005 reflect the results of MTFG only. The results for the fiscal year ended March 31, 2006 reflect the pre-merger results of MTFG for the six months ended September 30, 2005 and the post-merger results of MUFG for the six months ended March 31, 2006. The results for the fiscal year ended March 31, 2007 reflect the post-merger results of MUFG for the full twelve-month period.

Net Interest Income

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2005		2006		2007
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥76,424.5	0.96%	¥104,942.8	1.30%	¥130,196.1	1.63%
Foreign	22,857.6	3.07	30,442.5	3.85	38,571.2	4.65

Total	¥99,282.1	1.45%	¥135,385.3	1.87%	¥168,767.3	2.32%

Financed by:
Interest-bearing funds:
Domestic	¥77,195.3	0.30%	¥98,788.9	0.37%	¥122,332.7	0.54%
Foreign	15,031.5	1.58	19,331.3	2.65	24,463.3	3.78

Total	92,226.8	0.51	118,120.2	0.75	146,796.0	1.08
Non-interest-bearing funds	7,055.3	—	17,265.1	—	21,971.3	—

Total	¥99,282.1	0.47%	¥135,385.3	0.65%	¥168,767.3	0.94%

Spread on:
Interest-bearing funds		0.94%		1.12%		1.24%
Total funds		0.98%		1.22%		1.38%

Our net interest income for the fiscal years ended March 31, 2005, 2006 and 2007 were not materially affected by gains or losses resulting from derivative financial instruments used for hedging purposes.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Net interest income for the fiscal year ended March 31, 2007 was ¥2,329.8 billion, an increase of ¥681.2 billion, from ¥1,648.6 billion for the fiscal year ended March 31, 2006. This increase was mainly due to the fact that net interest income for the fiscal year ended March 31, 2006 reflected only that of the post-merger MUFG for six months (with the first half of the fiscal year reflecting that of the pre-merger MTFG only), while net interest income for the fiscal year ended March 31, 2007 reflected that of the post-merger MUFG for the full twelve-month period. For the fiscal year ended March 31, 2007, interest rates in Japan, the United States and Europe generally increased. In the rising interest rate environment in Japan during the fiscal year ended March 31, 2007, the increase in average rates on domestic interest-earning assets, such as loans, was larger than the increase in average rates on domestic interest-bearing funds, such as deposits. This increase in interest rate spread contributed to the increase in our net interest income.

The average interest rate spread on interest-bearing funds increased, showing an increase of 12 basis points from 1.12% for the fiscal year ended March 31, 2006 to 1.24% for the fiscal year ended March 31, 2007. The average interest rate spread on total funds also increased, showing an increase of 16 basis points from 1.22% for the fiscal year ended March 31, 2006 to 1.38% for the fiscal year ended March 31, 2007.

Average interest-earning assets for the fiscal year ended March 31, 2007 were ¥168,767.3 billion, an increase of ¥33,382.0 billion, from ¥135,385.3 billion for the fiscal year ended March 31, 2006. The increase was primarily attributable to an increase in domestic interest-earning assets, as the average balance for the fiscal year ended March 31, 2007 reflected that of the post-merger results of MUFG for the full twelve-month period compared to the average balance for the previous fiscal year, which reflected only that of the post-merger MUFG for six months (with the first half of the fiscal year reflecting that of the pre-merger MTFG only).

Average interest-bearing funds for the fiscal year ended March 31, 2007 were ¥146,796.0 billion, an increase of ¥28,675.8 billion, from ¥118,120.2 billion for the fiscal year ended March 31, 2006. The increase was primarily attributable to an increase in domestic interest-bearing deposits. The increase in domestic interest- bearing deposits was mainly due to the fact that the fiscal year ended March 31, 2006 reflected only six months of the post-merger MUFG (with the first half of the fiscal year reflecting the pre-merger MTFG only), while the fiscal year ended March 31, 2007 reflected the post-merger MUFG for the full twelve-month period.

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

The average interest rate spread on interest-bearing funds increased, showing an increase of 18 basis points from 0.94% for the fiscal year ended March 31, 2005 to 1.12% for the fiscal year ended March 31, 2006. The average interest rate spread on total funds also increased, showing an increase of 24 basis points from 0.98% for the fiscal year ended March 31, 2005 to 1.22% for the fiscal year ended March 31, 2006.

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

Average interest-bearing funds for the fiscal year ended March 31, 2006 were ¥118,120.2 billion, an increase of ¥25,893.4 billion, from ¥92,226.8 billion for the fiscal year ended March 31, 2005. The increase was also primarily attributable to the merger with UFJ Holdings, as domestic interest-bearing liabilities increased by ¥21,593.6 billion after we acquired the domestic deposit base of UFJ Holdings.

Provision for Credit Losses

Provision for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For a description of the approach and methodology used to establish the allowance for credit losses, see “Item 5.B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Provision for credit losses for the fiscal year ended March 31, 2007 was ¥358.6 billion, an increase of ¥248.4 billion from ¥110.2 billion for the fiscal year ended March 31, 2006. The increase in provision for credit losses was mainly due to the downgrade in credit rating of a large borrower in the transportation industry. Additionally, provision for credit losses increased in the consumer finance industry.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Provision for credit losses for the fiscal year ended March 31, 2006 was ¥110.2 billion, an increase of ¥1.9 billion from ¥108.3 billion for the fiscal year ended March 31, 2005. Our loan portfolio and allowance for credit losses were favorably affected by the upgrades of many borrowers’ credit ratings resulting from improvements in their business performance mainly attributable to the general recovery in the Japanese economy, as well as upgrades of credit ratings of borrowers to whom we had large exposures and who made progress in their restructuring plans.

However, most of the foregoing favorable impact on the quality of our loan portfolio was not reflected in our provision for credit losses in the fiscal year ended March 31, 2006, because any subsequent increases in the expected cash flows from impaired loans acquired in the merger with UFJ Holdings were not accounted for as reversals of the allowance for credit losses but rather as adjustments to accretable yields under Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” or SOP 03-3. On the other hand, the favorable impact on the quality of these loans was reflected in the increase in interest income and the gains on sales of loans included in non-interest income.

For a further discussion of the adoption of SOP 03-3, see “Basis of Financial Statements and Summary of Significant Accounting Policies” in note 1 to our consolidated financial statements, and for the allowance for credit losses, see “Item 5.B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2005	2006	2007
	(in billions)
Fees and commissions:
Trust fees	¥102.8	¥121.4	¥146.0
Fees on funds transfer and service charges for collections	60.2	105.5	151.3
Fees and commissions on international business	45.1	62.2	70.2
Fees and commissions on credit card business	62.2	110.1	164.2
Service charges on deposits	36.5	35.9	37.5
Fees and commissions on securities business	104.5	145.2	136.6
Fees on real estate business	31.4	45.8	60.2
Insurance commissions	36.0	48.5	52.2
Fees and commissions on stock transfer agency services	20.1	39.4	73.7
Guarantee fees	19.4	53.1	88.3
Fees on investment funds business	11.7	65.9	129.7
Other fees and commissions	111.2	200.3	297.3

Total	641.1	1,033.3	1,407.2

Foreign exchange losses—net	(47.2)	(322.4)	(162.0)
Trading account profits—net	62.1	16.4	404.8
Investment securities gains—net	198.0	89.9	238.3
Equity in earnings (losses) of equity method investees	26.3	22.3	(56.9)
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	—	103.0	—
Gains on sales of loans	0.6	34.8	23.1
Other non-interest income	105.9	90.1	93.4

Total non-interest income	¥986.8	¥1,067.4	¥1,947.9

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

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Non-interest income for the fiscal year ended March 31, 2007 was ¥1,947.9 billion, an increase of ¥880.5 billion, from ¥1,067.4 billion for the fiscal year ended March 31, 2006. This increase was primarily due to an increase of ¥388.4 billion in net trading account profits, an increase of ¥373.9 billion in fees and commissions and an increase of ¥148.4 billion in net investment securities gains. These increases were partially offset by a decrease of ¥103.0 billion in government grant for the transfer of the substitutional portion of employees’ pension fund plans, as there were no such transfers for the fiscal year ended March 31, 2007.

Fees and commissions for the fiscal year ended March 31, 2007 were ¥1,407.2 billion, an increase of ¥373.9 billion, from ¥1,033.3 billion for the fiscal year ended March 31, 2006. This increase was mainly due to the fact that the fiscal year ended March 31, 2006 reflected only six months of the post-merger MUFG (with the first half of the fiscal year reflecting the pre-merger MTFG only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger MUFG for the full twelve-month period.

Net foreign exchange losses for the fiscal year ended March 31, 2007 were ¥162.0 billion, compared to net foreign exchange losses of ¥322.4 billion for the fiscal year ended March 31, 2006. The improvement in foreign exchange losses was due mainly to the smaller depreciation of the Japanese yen against foreign currencies in the fiscal year ended March 31, 2007, compared to the fiscal year ended March 31, 2006. For reference, the mid foreign exchange rate expressed in Japanese yen per $1.00 by BTMU was ¥107.39 at March 31, 2005, ¥117.47 at March 31, 2006 and ¥118.05 at March 30, 2007. The mid foreign exchange rate expressed in Japanese yen per €1.00 by BTMU was ¥138.87 at March 31, 2005, ¥142.81 at March 31, 2006 and ¥157.33 at March 30, 2007. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the Japanese yen.

Net trading account profits of ¥404.8 billion were recorded for the fiscal year ended March 31, 2007, compared to net trading account profits of ¥16.4 billion for the fiscal year ended March 31, 2006. The net trading account profits for the fiscal years ended March 31, 2006 and 2007 consisted of the following:

	Fiscal years ended March 31,
	2006	2007
	(in billions)
Net profits (losses) on interest rate and other derivative contracts	¥(347.1)	¥212.8
Net profits on trading account securities, excluding derivatives	363.5	192.0

Net trading account profits	¥16.4	¥404.8

Net profits (losses) on interest rate and other derivative contracts were largely affected by the impact of the increase (decrease) in Japanese long-term interest rates on interest rate swaps principally held for risk management purposes. Although such contracts are generally entered into for risk management purposes, a majority of them did not meet the conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading positions.

Though Japanese yen short-term interest rates generally rose during the fiscal year ended March 31, 2007 compared to the previous fiscal year, long-term interest rates generally declined. This decline in long-term interest rates had a favorable impact on our interest rate swap portfolios, in which we generally maintained net receive-fix and pay-variable positions, for managing interest rate risks on domestic deposits. The increase in net profits on interest rate and other derivative contracts of ¥559.9 billion was partially offset by a decrease in net profits on trading account securities, excluding derivatives of ¥171.5 billion, primarily reflecting the decline in profits from trading in debt and equity securities at MUS primarily due to unfavorable market conditions.

Net investment securities gains for the fiscal year ended March 31, 2007 were ¥238.3 billion, an increase of ¥148.4 billion, from ¥89.9 billion for the fiscal year ended March 31, 2006. Major components of net investment securities gains for the fiscal years ended March 31, 2006 and 2007 are summarized below:

	Fiscal years ended March 31,
	2006	2007
	(in billions)
Net gains on sales of marketable equity securities	¥196.7	¥105.7
Impairment losses on marketable equity securities	(5.2)	(71.3)
Other (includes impairment losses on and net gains on sales of Japanese government bonds)	(101.6)	203.9

Net investment securities gains	¥89.9	¥238.3

The increase in net investment securities gains for the fiscal year ended March 31, 2007 mainly reflected the fact that net gains on sales of Japanese government bonds increased as the book value of such bonds declined due to impairment losses recorded during the fiscal year ended March 31, 2006. The increase was partially offset by a decrease in net gains on sales of marketable equity securities and an increase in impairment losses on marketable equity securities. The decrease in net gains on sales of marketable equity securities for the fiscal year ended March 31, 2007 was partly due to a one-time adjustment to the book value of some of our marketable equity securities in connection with the merger with UFJ Holdings. The increase in impairment losses on marketable equity securities was due to the fact that a larger number of our marketable equity securities were trading at depressed prices in a stagnant Japanese stock market in the fiscal year 2007, compared to a generally rising stock market in the previous fiscal year. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, was ¥11,668.95 at March 31, 2005, ¥17,059.66 at March 31, 2006 and ¥17,287.65 at March 30, 2007.

We recorded equity in losses of equity method investees for the fiscal year ended March 31, 2007 of ¥56.9 billion, compared to equity in earnings of equity method investees of ¥22.3 billion for the fiscal year ended March 31, 2006. The negative change in the fiscal year ended March 31, 2007 was mainly due to losses in an equity method investee in the consumer finance business.

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

Net foreign exchange losses for the fiscal year ended March 31, 2006 were ¥322.4 billion, compared to net foreign exchange losses of ¥47.2 billion for the fiscal year ended March 31, 2005. The increase in foreign exchange losses was due mainly to the larger depreciation of the Japanese yen against foreign currencies in the fiscal year ended March 31, 2006, compared to the fiscal year ended March 31, 2005. For reference, the noon buying rate expressed in Japanese yen per $1.00 was ¥104.18 at March 31, 2004, ¥107.22 at March 31, 2005, and ¥117.48 at March 31 2006. This increase in net foreign exchange losses primarily reflected an increase in transaction losses on translation of monetary liabilities denominated in foreign currencies. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the Japanese yen.

Net trading account profits of ¥16.4 billion were recorded for the fiscal year ended March 31, 2006, compared to net trading account profits of ¥62.1 billion for the fiscal year ended March 31, 2005. The net trading account profits for the fiscal years ended March 31, 2005 and 2006 consisted of the following:

	Fiscal years ended March 31,
	2005	2006
	(in billions)
Net profits (losses) on interest rate and other derivative contracts	¥6.4	¥(347.1)
Net profits on trading account securities, excluding derivatives	55.7	363.5

Net trading account profits	¥62.1	¥16.4

The net losses on interest rate and other derivative contracts for the fiscal year ended March 31, 2006 mainly reflected losses due to the rise in interest rates. These losses were partially offset by the increase in profits on trading account securities, excluding derivatives, for the fiscal year ended March 31, 2006 caused by an increase in profits from trading of debt and equity securities at MUS, and trading account profits from gains in investment trusts.

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

The decrease in net investment securities gains for the fiscal year ended March 31, 2006 mainly reflected an increase in losses on debt securities, primarily Japanese government bonds, compared to the previous fiscal year, as long-term interest rates in Japan, such as the yield on ten-year Japanese government bonds, climbed from approximately 1.3% in April 2005 to approximately 1.8% in March 2006.

Equity in earnings of equity method investees for the fiscal year ended March 31, 2006 were ¥22.3 billion, a decrease of ¥4.0 billion, from ¥26.3 billion for the fiscal year ended March 31, 2005. The decrease was mainly due to the impairment losses on our equity holdings of an affiliate in the consumer lending business, which was partially offset by the addition of affiliates to our Group as a result of the merger with UFJ Holdings.

Government grant for the transfer of the substitutional portion of Employees’ Pension Fund Plans amounted to ¥103.0 billion for the fiscal year ended March 31, 2006, as the difference between the accumulated benefit obligations settled and the assets transferred to the Japanese government as a government grant for transfer of the substitutional portion of Employees’ Pension Fund Plans.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2005	2006	2007
	(in billions)
Salaries and employee benefits	¥473.1	¥746.4	¥862.4
Occupancy expenses—net	97.2	146.9	179.4
Fees and commission expenses	87.2	218.4	238.0
Outsourcing expenses, including data processing	87.9	168.0	267.9
Depreciation of premises and equipment	47.1	81.3	118.9
Amortization of intangible assets	69.3	179.5	264.9
Impairment of intangible assets	2.2	0.3	184.8
Insurance premiums, including deposit insurance	57.0	89.7	112.8
Minority interest in income of consolidated subsidiaries	36.7	157.2	16.9
Communications	27.4	44.4	62.2
Taxes and public charges	32.1	58.3	79.7
Provision for repayment of excess interest	0.0	12.9	106.2
Other non-interest expenses	112.0	172.8	290.1

Total non-interest expense	¥1,129.2	¥2,076.1	¥2,784.2

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Non-interest expense for the fiscal year ended March 31, 2007 was ¥2,784.2 billion, an increase of ¥708.1 billion from the previous fiscal year. This increase was primarily due to increases in most types of expenses, especially salaries and employee benefits and other non-interest expenses. These increases reflected the fact that the fiscal year ended March 31, 2006 reflected only six months of the post-merger MUFG (with the first half of the fiscal year reflecting the pre-merger MTFG only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger MUFG for the full twelve-month period.

Outsourcing expenses, including data processing, for the fiscal year ended March 31, 2007 was ¥267.9 billion, an increase of ¥99.9 billion, from ¥168.0 billion for the previous fiscal year. The increase was mainly due to increased expenses related to the merger with UFJ Holdings.

Amortization of intangible assets for the fiscal year ended March 31, 2007 was ¥264.9 billion, an increase of ¥85.4 billion, from ¥179.5 billion for the previous fiscal year. This increase was mainly due to the amortization of core deposit intangibles recognized in the merger with UFJ Holdings, as well as the amortization of IT systems-related software, which also increased due to the merger.

Impairment of intangible assets for the fiscal year ended March 31, 2007 was ¥184.8 billion, an increase of ¥184.5 billion, from ¥0.3 billion for the previous fiscal year. The increase was mainly due to the impairment of intangible assets related to our subsidiary in the consumer finance business caused by the downward revision of projected earnings of the subsidiary due to adverse changes in the consumer finance business environment.

Minority interest in income of consolidated subsidiaries for the fiscal year ended March 31, 2007 was ¥16.9 billion, a decrease of ¥140.3 billion, from ¥157.2 billion for the previous fiscal year. The decrease mainly reflects a decrease in income from our consolidated subsidiaries and variable interest entities, including, in particular, losses recorded at a consumer finance subsidiary.

Provision for repayment of excess interest for the fiscal year ended March 31, 2007 was ¥106.2 billion, an increase of ¥93.3 billion from ¥12.9 billion for the previous fiscal year. The increase was mainly due to an increase in allowance for repayment at our consumer finance subsidiaries which reflected a rise in borrowers’ claims for reimbursement of excess interest payments.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Non-interest expense for the fiscal year ended March 31, 2006 was ¥2,076.1 billion, an increase of ¥946.9 billion from the previous fiscal year. This increase was primarily due to increases in most types of expenses, especially salaries and employee benefits and fees and commission expenses. Other factors which contributed to the increase in non-interest expenses include a ¥120.5 billion increase in minority interest in income of consolidated subsidiaries due to an increase in income resulting from the improvement in the Japanese stock market and increased profits at UNBC. The transfer to the Japanese government of the substitutional portion of employees’ pension fund plans also increased salaries and employee benefits by ¥68.0 billion.

Income Tax Expense

The following table presents a summary of our income tax expense:

	Fiscal years ended March 31,
	2005	2006	2007
	(in billions, except percentages)
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥718.4	¥529.7	¥1,134.9
Income tax expense	¥303.8	¥165.5	¥552.8
Effective income tax rate	42.3%	31.2%	48.7%
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%

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

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2005, 2006 and 2007 are summarized as follows:

	Fiscal years ended March 31,
	2005	2006	2007
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.4	0.7	0.2
Dividends from foreign subsidiaries	1.1	1.6	0.9
Foreign tax credit and payments	1.6	1.4	0.8
Lower tax rates applicable to income of subsidiaries	(0.8)	(6.9)	(0.5)
Minority interests	1.6	9.5	0.6
Change in valuation allowance	(2.6)	0.2	7.2
Realization of previously unrecognized tax effects of subsidiaries	(0.1)	(16.5)	—
Nontaxable dividends received	(1.2)	(1.7)	(1.4)
Tax expense on capital transactions by a subsidiary	—	4.4	—
Other—net	1.7	(2.1)	0.3

Effective income tax rate	42.3%	31.2%	48.7%

The effective income tax rate of 48.7% for the fiscal year ended March 31, 2007 was 8.1 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This higher tax rate primarily reflected an addition of valuation allowance for certain companies, including a subsidiary in the consumer finance business.

The effective income tax rate of 31.2% for the fiscal year ended March 31, 2006 was 9.4 percentage points lower than the combined normal effective statutory tax rate of 40.6%. This lower tax rate primarily reflected realization of previously unrecognized tax effects in conjunction with the liquidation of certain subsidiaries and recognition of tax benefits through the reorganization of business within the Group, which were partly offset by certain items, including minority interests and tax expense on capital transactions by a subsidiary.

The effective income tax rate of 42.3% for the fiscal year ended March 31, 2005 was 1.7 percentage points higher than the combined normal effective statutory tax rate of 40.6%. The 2.6 percentage point decrease due to the change in valuation allowance was offset by certain increases, including reconciliations related to minority interests, dividends from foreign subsidiaries and foreign tax credit and payments.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with our consolidated financial statements prepared on the basis of US GAAP. For example, operating profit does not reflect items such as a part of provision (credit) for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and equity investment securities gains (losses).

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB and MUS and other subsidiaries in the following three areas—Retail, Corporate, and Trust Assets. This integrated business group system is intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries. Under this system, as the holding company, we formulate strategy for the Group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within the Group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

Effective April 1, 2005, we have changed the classification of our business segments and included UNBC, which consists of BTMU subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A., as a part of the Integrated Corporate Banking Business Group. We have also introduced a unified core deposit concept when measuring the performance of each business segment and made minor changes in the management accounting method. The unified core deposit concept takes into account that a portion of the Japanese yen short-term deposits of our customers can be deemed as a long-term source of funding from an interest risk management perspective and, therefore, the interest rate spread gained from the long-term funds should be allocated to the relevant business segments.

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

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers. Regarding UNBC, as of March 31, 2007, BTMU owned approximately 65% of UnionBanCal, a public company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

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

Global Markets—Consists of the treasury operations of BTMU and MUTB. Global Markets also conducts asset liability management and liquidity management and provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Consists mainly of the corporate center of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

The following table sets forth the net revenue, operating expenses and operating profits (loss) of each of our business segments for the periods indicated. Our merger with UFJ Holdings completed on October 1, 2005 was the major factor in the changes in many of the items in our consolidated statements of income over the three fiscal years ended March 31, 2007. The results for the fiscal year ended March 31, 2005 reflect the results of MTFG only. The results for the fiscal year ended March 31, 2006 reflect the pre-merger results of MTFG for the six months ended September 30, 2005 and the post-merger results of MUFG for the six months ended March 31, 2006. The results for the fiscal year ended March 31, 2007 reflect the post-merger results of MUFG for the full twelve-month period.

Regarding the Integrated Corporate Banking Business Group, the Integrated Trust Assets Business Group, and Other, the presentation for the fiscal years ended March 31, 2005 and 2006 has been reclassified to conform to the new presentation for the fiscal year ended March 31, 2007, including minor reclassification of subsidiaries within the above business segments.

Effective April 1, 2006, we changed the managerial accounting method applicable to trust fees. The change mainly affected the Integrated Trust Assets Business Group, resulting in a ¥7.8 billion increase in net revenue and operating profit for the fiscal year ended March 31, 2007 compared to the fiscal year ended March 31, 2006.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Fiscal year ended March 31, 2005
Net revenue	¥454.8	¥664.7	¥165.7	¥274.9	¥440.6	¥1,105.3	¥59.9	¥285.0	¥(8.7)	¥1,896.3
Operating expenses	323.7	251.6	118.2	158.8	277.0	528.6	46.6	38.9	91.3	1,029.1

Operating profit (loss)	¥131.1	¥413.1	¥47.5	¥116.1	¥163.6	¥576.7	¥13.3	¥246.1	¥(100.0)	¥867.2

Fiscal year ended March 31, 2006
Net revenue	¥887.5	¥1,093.1	¥237.0	¥350.3	¥587.3	¥1,680.4	¥126.7	¥315.7	¥(41.3)	¥2,969.0
Operating expenses	576.9	410.1	155.7	202.3	358.0	768.1	78.6	43.8	135.4	1,602.8

Operating profit (loss)	¥310.6	¥683.0	¥81.3	¥148.0	¥229.3	¥912.3	¥48.1	¥271.9	¥(176.7)	¥1,366.2

Fiscal year ended March 31, 2007
Net revenue	¥1,245.6	¥1,360.0	¥307.9	¥324.3	¥632.2	¥1,992.2	¥197.8	¥301.4	¥8.2	¥3,745.2
Operating expenses	833.5	567.8	174.4	200.8	375.2	943.0	107.1	48.3	176.7	2,108.6

Operating profit (loss)	¥412.1	¥792.2	¥133.5	¥123.5	¥257.0	¥1,049.2	¥90.7	¥253.1	¥(168.5)	¥1,636.6

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Net revenue of the Integrated Retail Banking Business Group increased ¥358.1 billion, from ¥887.5 billion for the fiscal year ended March 31, 2006 to ¥1,245.6 billion for the fiscal year ended March 31, 2007. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations, such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to increases in net fees and revenue from the deposits and consumer finance businesses, including those of UFJ NICOS (presently Mitsubishi UFJ NICOS). These increases primarily reflected the fact that the fiscal year ended March 31, 2006 reflected only six months of the post-merger MUFG (with the first half of the fiscal year reflecting the pre-merger MTFG only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger MUFG for the full twelve-month period. Other factors which increased net revenue were increases in fee income from investment trusts and in interest spread from our domestic Japanese Yen deposits.

Operating expenses of the Integrated Retail Banking Business Group increased ¥256.6 billion, from ¥576.9 billion for the fiscal year ended March 31, 2006 to ¥833.5 billion for the fiscal year ended March 31, 2007. The increase primarily reflected the fact that operating expenses for the fiscal year ended March 31, 2006 reflected only those of the post-merger MUFG for six months (with the first half of the fiscal year reflecting those of the pre-merger MTFG only), while operating expenses for the fiscal year ended March 31, 2007 reflected those of the post-merger MUFG for the full twelve-month period. An increase in general expenses due to the expansion of our consumer finance business also increased our operating expenses.

Operating profit of the Integrated Retail Banking Business Group increased ¥101.5 billion from ¥310.6 billion for the fiscal year ended March 31, 2006 to ¥412.1 billion for the fiscal year ended March 31, 2007. This increase was mainly due to the increase in net revenue, as stated above.

Net revenue of the Integrated Corporate Banking Business Group increased ¥311.8 billion, from ¥1,680.4 billion for the fiscal year ended March 31, 2006 to ¥1,992.2 billion for the fiscal year ended March 31, 2007. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenue from lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The increase in net revenue was due mainly to increased net revenue in domestic businesses, resulting from the merger with UFJ Holdings.

With regard to the domestic businesses, net revenue of ¥1,360.0 billion, an increase of ¥266.9 billion from the previous fiscal year, was recorded for the fiscal year ended March 31, 2007. The increase primarily reflected the fact that net revenue for the fiscal year ended March 31, 2006 reflected only that of the post-merger MUFG for six months (with the first half of the fiscal year reflecting that of the pre-merger MTFG only), while net revenue for the fiscal year ended March 31, 2007 reflected that of the post-merger MUFG for the full twelve-month period. As a result, net revenue in most areas, such as net interest income from loans, and fees related to investment banking, settlements and securities businesses, increased. A decrease in interest spread from our lending operations to large- and medium-sized Japanese companies, due to the improved credit of many borrowers and increased competition with other financial institutions, partially offset the increase in net revenue.

With regard to the overseas businesses, net revenue of ¥632.2 billion, an increase of ¥44.9 billion from the previous fiscal year, was recorded for the fiscal year ended March 31, 2007. This increase was mainly due to increased overseas businesses mainly consisting of loans to Japanese corporate clients situated outside Japan. This increase primarily reflected the fact that the fiscal year ended March 31, 2006 reflected only six months of the post-merger MUFG (with the first half of the fiscal year reflecting the pre-merger MTFG only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger MUFG for the full twelve-month period. An increase in lending and foreign exchange businesses to Japanese and non-Japanese corporate clients situated in Asia, excluding Japan, also contributed to the increase in net revenue. On the other hand, net revenue at UNBC decreased mainly due to a decrease in net interest income, caused by the shift in customer deposits from non-interest bearing deposits to interest bearing deposits or other investments, in response to rising short-term interest rates in the United States.

Operating expenses of the Integrated Corporate Banking Business Group increased ¥174.9 billion, from ¥768.1 billion for the fiscal year ended March 31, 2006 to ¥943.0 billion for the fiscal year ended March 31, 2007. The increase primarily reflected the fact that operating expenses for the fiscal year ended March 31, 2006 reflected only those of the post-merger MUFG for six months (with the first half of the fiscal year reflecting those of the pre-merger MTFG only), while operating expenses for the fiscal year ended March 31, 2007 reflected those of the post-merger MUFG for the full twelve-month period.

Operating profit of the Integrated Corporate Banking Business Group increased ¥136.9 billion, from ¥912.3 billion for the fiscal year ended March 31, 2006 to ¥1,049.2 billion for the fiscal year ended March 31, 2007. This increase was due mainly to the increase in net revenue as stated above.

Net revenue of the Integrated Trust Assets Business Group increased ¥71.1 billion, from ¥126.7 billion for the fiscal year ended March 31, 2006 to ¥197.8 billion for the fiscal year ended March 31, 2007. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. The increase in net revenue was mainly due to an increase in business in pension products and investment trusts and the change in the managerial accounting method applied to trust fees. The managerial accounting change resulted in a ¥7.0 billion increase in net revenue and operating profit for the fiscal year ended March 31, 2007 compared to that for the fiscal year ended March 31, 2006. The consolidation of The Master Trust Bank of Japan, Ltd. and KOKUSAI Asset Management Co, Ltd. also contributed to the increase in net revenue. In addition, the increase in net revenue is partly attributable to the fact that net revenue for the fiscal year ended March 31, 2006 reflected only that of the post-merger MUFG for six months (with the first half of the fiscal year reflecting that of the pre-merger MTFG only), while net revenue for the fiscal year ended March 31, 2007 reflected that of the post-merger MUFG for the full twelve-month period.

Operating expenses of the Integrated Trust Assets Business Group increased ¥28.5 billion, from ¥78.6 billion for the fiscal year ended March 31, 2006 to ¥107.1 billion for the fiscal year ended March 31, 2007. The increase primarily reflected the fact that operating expenses for the fiscal year ended March 31, 2006 reflected only those of the post-merger MUFG for six months (with the first half of the fiscal year reflecting those of the pre-merger MTFG only), while operating expenses for the fiscal year ended March 31, 2007 reflected those of the post-merger MUFG for the full twelve-month period. The addition of newly consolidated subsidiaries also contributed to the increase in operating expenses.

Operating profit of the Integrated Trust Assets Business Group increased ¥42.6 billion, from ¥48.1 billion for the fiscal year ended March 31, 2006 to ¥90.7 billion for the fiscal year ended March 31, 2007. This increase was due mainly to the increase in net revenue as stated above.

Net revenue of Global Markets decreased ¥14.3 billion, from ¥315.7 billion for the fiscal year ended March 31, 2006 to ¥301.4 billion for the fiscal year ended March 31, 2007. The decrease in net revenue was mainly caused by the rise in Japanese and foreign currency interest rates, which resulted in a decline in revenue from our bond trading operations in such currencies. This decrease was partially offset by the fact that the fiscal year ended March 31, 2006 reflected only six months of the post-merger MUFG (with the first half of the fiscal year reflecting the pre-merger MTFG only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger MUFG for the full twelve-month period.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Net revenue of the Integrated Retail Banking Business Group increased ¥432.7 billion, from ¥454.8 billion for the fiscal year ended March 31, 2005 to ¥887.5 billion for the fiscal year ended March 31, 2006. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations, such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to the merger with UFJ Holdings, as UFJ Holdings’ large domestic retail customer base increased net fees, as well as revenue from the deposits and consumer finance businesses, including those of UFJ NICOS. Other factors which increased net revenue are increases in fee income from investment trusts and securities intermediary business.

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

Net revenue of the Integrated Corporate Banking Business Group increased ¥575.1 billion, from ¥1,105.3 billion for the fiscal year ended March 31, 2005 to ¥1,680.4 billion for the fiscal year ended March 31, 2006. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenue from lending and other commercial banking operations, investment banking and trust banking businesses to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The increase in net revenue was due mainly to increased net revenue in domestic businesses, resulting from the merger with UFJ Holdings.

With regard to the domestic businesses, net revenue of ¥1,093.1 billion, an increase of ¥428.4 billion, was recorded for the fiscal year ended March 31, 2006. This increase was mainly due to the merger with UFJ Holdings, which had a large customer base in domestic businesses. Other factors which increased net revenue include fees related to foreign exchange transactions, such as currency options, and fees related to investment banking businesses. The increase in fees in the investment banking business, reflects an increase in fees from sales of derivative products, an increase in fees from arrangement of syndicated loans, and an increase in fees from real estate securization transactions.

With regard to the overseas businesses, net revenue of ¥587.3 billion, an increase of ¥146.7 billion, was recorded for the fiscal year ended March 31, 2006. This increase was also mainly due to the merger with UFJ Holdings, which had a large customer base in overseas businesses mainly consisting of loans to Japanese corporate clients situated outside Japan. Other factors which increased net revenue include the increase in net revenue at UNBC. At UNBC, an increase in loans and deposits in California, an increase in net interest margins, and the profits from the sale of its international correspondent banking operations contributed to the increase in net revenue. In addition, the depreciation of the Japanese yen against the US dollar compared to the previous fiscal period increased the UNBC revenue included in our consolidated results.

Operating expenses of the Integrated Corporate Banking Business Group increased ¥239.5 billion, from ¥528.6 billion for the fiscal year ended March 31, 2005 to ¥768.1 billion for the fiscal year ended March 31, 2006. The merger with UFJ Holdings was the primary factor for this increase.

Operating profit of the Integrated Corporate Banking Business Group increased ¥335.6 billion, from ¥576.7 billion for the fiscal year ended March 31, 2005 to ¥912.3 billion for the fiscal year ended March 31, 2006. This increase was due mainly to the increase in net revenue as stated above.

Net revenue of the Integrated Trust Assets Business Group increased ¥66.8 billion, from ¥59.9 billion for the fiscal year ended March 31, 2005 to ¥126.7 billion for the fiscal year ended March 31, 2006. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and security trusts. The increase in net revenue was mainly due to the merger with UFJ Holdings, which had a large trust asset business. Other factors which increased net revenue include an increase in revenue from our asset management and administration services due to increased business in investment trusts, as well as increased revenue from our global custodian services due to the increase in assets under custody.

Operating expenses of the Integrated Trust Assets Business Group increased ¥32.0 billion, from ¥46.6 billion for the fiscal year ended March 31, 2005 to ¥78.6 billion for the fiscal year ended March 31, 2006. The merger with UFJ Holdings, along with an increase in operating expenses relating to our trust assets administration services and custody services, was a factor that increased operating expenses.

Operating profit of the Integrated Trust Assets Business Group increased ¥34.8 billion, from ¥13.3 billion for the fiscal year ended March 31, 2005 to ¥48.1 billion for the fiscal year ended March 31, 2006. This increase was due mainly to the increase in net revenue as stated above.

Net revenue of Global Markets increased ¥30.7 billion, from ¥285.0 billion for the fiscal year ended March 31, 2005 to ¥315.7 billion for the fiscal year ended March 31, 2006. The increase in net revenue was mainly due to the merger with UFJ Holdings, which had a large treasury operation. Other factors which increased net revenue include increased revenue from our foreign exchange currency option sales. These increases were partially offset by an increase in funding costs caused by the rise in foreign short-term interest rates.

Geographic Segment Analysis

The table immediately below sets forth our total revenue, income from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income on a geographic basis, based principally on the domicile of activities for the fiscal years ended March 31, 2005, 2006 and 2007.

The total revenue, total expense, income (loss) from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income (loss) for the fiscal year ended March 31, 2006 have been restated. For further information, see note 31 to our consolidated financial statements.

	Fiscal years ended March 31,
	2005	2006 (Restated)	2007
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥1,610.1	¥2,168.6	¥3,668.0

Foreign:
United States of America	487.7	907.4	1,191.6
Europe	153.1	221.1	540.6
Asia/Oceania excluding Japan	96.8	179.3	270.2
Other areas*	77.8	121.6	193.3

Total foreign	815.4	1,429.4	2,195.7

Total	¥2,425.5	¥3,598.0	¥5,863.7

Income (loss) from continuing operations before income tax expense and cumulative effect of a change in accounting principle:
Domestic	¥289.7	¥(25.7)	¥236.8

Foreign:
United States of America	236.7	367.9	462.9
Europe	49.6	53.6	254.5
Asia/Oceania excluding Japan	84.7	65.5	83.5
Other areas*	57.7	68.4	97.2

Total foreign	428.7	555.4	898.1

Total	¥718.4	¥529.7	¥1,134.9

Net income (loss):
Domestic	¥110.0	¥(78.4)	¥63.0

Foreign:
United States of America	180.5	285.3	248.9
Europe	24.2	44.4	169.2
Asia/Oceania excluding Japan	61.7	56.6	44.2
Other areas*	38.8	55.6	56.0

Total foreign	305.2	441.9	518.3

Total	¥415.2	¥363.5	¥581.3

*	Other areas primarily include Canada, Latin America and the Caribbean.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Domestic net income for the fiscal year ended March 31, 2007 was ¥63.0 billion, compared to a net loss of ¥78.4 billion for the fiscal year ended March 31, 2006. This improvement primarily reflected the increase in non-interest income due to increases in net trading profits and net investment securities gains and a decrease in net foreign exchange losses.

Foreign net income for the fiscal year ended March 31, 2007 was ¥518.3 billion, compared to ¥441.9 billion for the fiscal year ended March 31, 2006.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Domestic net income for the fiscal year ended March 31, 2006 was a net loss of ¥78.4 billion, compared to a net income of ¥110.0 billion for the fiscal year ended March 31, 2005.

Foreign net income for the fiscal year ended March 31, 2006 was ¥441.9 billion, compared to ¥305.2 billion for the fiscal year ended March 31, 2005.

Effect of Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

The average exchange rate for the fiscal year ended March 31, 2007 was ¥117.02 per $1.00, compared to the prior fiscal year’s average exchange rate of ¥113.31 per $1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2006 was ¥116.38 per $1.00, compared to the average exchange rate for the fiscal year ended December 31, 2005 of ¥110.21 per $1.00.

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by approximately ¥105 billion, net interest income by approximately ¥37 billion and income before income taxes by approximately ¥19 billion, respectively, for the fiscal year ended March 31, 2007.

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

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by approximately ¥68 billion, net interest income by approximately ¥21 billion and income before income taxes by approximately ¥20 billion, respectively, for the fiscal year ended March 31, 2006.

B.    Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2007 were ¥186.20 trillion, which remain unchanged from the previous year. The balance of net loans was ¥94.21 trillion, substantially unchanged from ¥94.49 trillion at March 31, 2006. Though cash and due from banks decreased by ¥3.39 trillion compared to the previous fiscal year-end partly due to the lowering of our deposit balance with the Bank of Japan, caused by the termination of the zero-interest rate policy by the Bank of Japan in July 2006, this decrease was mostly offset by an increase in receivables under resale agreements of ¥3.18 trillion, which was primarily due to an increase in such transactions at our securities subsidiary.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the Japanese yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2006 and 2007 by geographic region based principally on the domicile of the obligors:

	At March 31,
	2006	2007
	(in trillions)
Japan	¥152.05	¥143.11

Foreign:
United States of America	16.65	19.21
Europe	9.48	12.67
Asia/Oceania excluding Japan	5.24	6.67
Other areas*	2.80	4.54

Total foreign	34.17	43.09

Total	¥186.22	¥186.20

*	Other areas primarily include Canada, Latin America and the Caribbean.

At March 30, 2007, the noon buying rate of the Federal Reserve Bank of New York was ¥117.56 per $1.00, as compared with ¥117.48 per $1.00 at March 31, 2006. The Japanese yen amount of foreign currency-denominated assets and liabilities increases as the relevant exchange rates change weakening the value of the Japanese yen for foreign currencies, and vice versa. The depreciation of the Japanese yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2007 increased the Japanese yen amount of our total assets by approximately ¥1.82 trillion. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rate Information.”

Loan Portfolio

The table immediately below sets forth our loans outstanding by domicile and type of industry of borrowers, before deduction of allowance for credit losses, at March 31, 2006 and 2007, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds.

The classification of loans by industry at March 31, 2006 has been restated. For further information, see “Selected Statistical Data—III. Loan Portfolio.”

	At March 31,
	2006 (Restated)	2007
	(in billions)
Domestic:
Manufacturing	¥10,749.4	¥10,973.6
Construction	1,980.3	1,830.8
Real estate	8,624.7	7,924.2
Services	6,599.3	6,921.2
Wholesale and retail	9,760.8	9,404.2
Banks and other financial institutions	5,555.6	4,395.8
Communication and information services	1,185.8	1,132.1
Other industries	11,764.4	10,411.3
Consumer	23,727.8	24,455.3

Total domestic	79,948.1	77,448.5

Foreign:
Governments and official institutions	332.2	374.2
Banks and other financial institutions	1,101.2	1,529.4
Commercial and industrial	11,776.8	13,498.0
Other	2,337.2	2,523.6

Total foreign	15,547.4	17,925.2

Unearned income, unamortized premium—net and deferred loan fees—net	11.3	(50.9)

Total	¥95,506.8	¥95,322.8

Domestic loans within the “consumer” category in the above table include loans to individuals who use loan proceeds to finance their proprietor activities and not for their personal financing needs. A precise breakdown of the balance of such consumer loans by the type of proprietor business at March 31, 2006 and 2007 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information service	Other industries	Total included in Consumer
	(in billions)
March 31, 2006	¥17.2	¥13.9	¥425.9	¥160.8	¥30.9	¥1.0	¥3.0	¥6.3	¥659.0
March 31, 2007	¥14.6	¥12.3	¥367.3	¥132.9	¥26.1	¥0.7	¥2.4	¥5.4	¥561.7

Loans are our primary use of funds. The average loan balance accounted for 53.9% of total interest-earning assets for the fiscal year ended March 31, 2006 and 56.6% for the fiscal year ended March 31, 2007.

At March 31, 2007, our total loans were ¥95.32 trillion, representing a decrease of ¥0.19 trillion, or 0.2%, from ¥95.51 trillion at March 31, 2006. Before the addition of unearned income, unamortized premiums-net and deferred loan fees-net, our loan balance at March 31, 2007 consisted of ¥77.45 trillion of domestic loans and ¥17.93 trillion of foreign loans, while the loan balance at March 31, 2006 consisted of ¥79.95 trillion of domestic loans and ¥15.55 trillion of foreign loans.

Domestic loans decreased ¥2.50 trillion and foreign loans increased ¥2.38 trillion compared to the previous fiscal year. Analyzing the change of domestic loans by industry segment, the largest decrease was seen in the other industries segment, including loans to the government. The decrease in domestic loans was also due partly to generally weak loan demand from the Japanese corporate sector.

As for foreign loans, loans increased in all segments. There was a large increase in syndicate loans related to natural resources development projects in Europe, which are classified under other.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2005	2006	2007
	(in billions)
Balance at beginning of fiscal year	¥888.1	¥739.9	¥1,012.2
Additions resulting from the merger with UFJ Holdings(1)	—	287.5	—
Provision for credit losses	108.3	110.2	358.6
Charge-offs:
Domestic	(217.5)	(153.6)	(289.2)
Foreign	(80.4)	(11.2)	(13.9)

Total	(297.9)	(164.8)	(303.1)
Recoveries:
Domestic	22.1	11.4	35.5
Foreign	15.2	17.2	5.0

Total	37.3	28.6	40.5

Net charge-offs	(260.6)	(136.2)	(262.6)
Others(2)	4.1	10.8	4.3

Balance at end of fiscal year	¥739.9	¥1,012.2	1,112.5

Notes:
(1)	Additions resulting from the merger with UFJ Holdings represent the valuation allowance for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others principally include foreign exchange translation and discontinued operations adjustments.

Provision for credit losses for the fiscal year ended March 31, 2007 was ¥358.6 billion, an increase of ¥248.4 billion from ¥110.2 billion for the fiscal year ended March 31, 2006. The increase in provision for credit losses was mainly due to the downgrade in credit rating of a large borrower in the transportation industry. Additionally, provision for credit losses increased in the consumer finance industry.

The ratio of the provision for credit losses for the fiscal year ended March 31, 2007 of ¥358.6 billion to the average loan balance of ¥95.56 trillion was 0.38%, and that to the total average interest-earning assets for the same period of ¥168.77 trillion was 0.21%.

Net charge-offs for the fiscal year ended March 31, 2007 were ¥262.6 billion, an increase of ¥126.4 billion from ¥136.2 billion for the fiscal year ended March 31, 2006. Charge-offs of domestic loans increased for the fiscal year ended March 31, 2007 as a result of an increase in the consumer segment.

The following table presents comparative data in relation to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2005	¥101.7	¥40.5	¥61.2	¥(15.5)
For the fiscal year ended March 31, 2006	¥108.1	¥38.7	¥69.4	¥(13.4)
For the fiscal year ended March 31, 2007	¥127.5	¥35.8	¥91.7	¥(32.0)

Notes:
(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

Through the sale of nonperforming loans to third parties, additional provisions or gains may arise from factors such as a change in the credit quality of the borrowers or the value of the underlying collateral subsequent to the prior reporting date, and the risk appetite and investment policy of the purchasers. Along with a reduction in nonperforming loans, conditions surrounding the sales of loans have improved in recent years.

Due to the inherent uncertainty of factors that may affect negotiated prices which reflect the borrowers’ financial condition and the value of underlying collateral, the fact that we recorded no additional cost during the reported periods is not necessarily indicative of the results that we may record in the future.

In connection with the sale of loans including performing loans, we recorded gains of ¥15.4 billion, ¥47.1 billion and ¥31.2 billion for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. Such excess is reported in the consolidated statements of income as reduction in provision for credit losses to the extent of the existing allowance for credit losses on sold loans and remaining excess as gains on sales of loans.

The following table summarizes the allowance for credit losses by component at March 31, 2005, 2006 and 2007:

	At March 31,
	2005	2006	2007
	(in billions)
Allocated allowance:
Specific—specifically identified problem loans	¥460.4	¥441.4	¥569.7
Large groups of smaller balance homogeneous loans	37.4	152.3	129.6
Loans exposed to specific country risk	0.1	0.1	0.1
Formula—substandard, special mention and other loans	233.4	410.7	406.1
Unallocated allowance	8.6	7.7	7.0

Total allowance	¥739.9	¥1,012.2	¥1,112.5

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

Change in total allowance and provision for credit losses

At March 31, 2007, the total allowance for credit losses was ¥1,112.5 billion, representing 1.17% of our total loan portfolio or 65.46% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. At March 31, 2006, the total allowance for credit losses was ¥1,012.2 billion, representing 1.06% of our total loan portfolio or 49.51% of our total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more.

The total allowance at March 31, 2007 increased ¥100.3 billion compared to the previous year-end. The increase in allowance was mainly due to the downgrade in credit rating of a large borrower in the transportation industry, and such increase exceeded the decrease in allowance due to charge-offs.

During the fiscal years ended March 31, 2006 and 2007, there were no significant additions to the allowance for credit losses resulting from directives, advice or counsel from governmental or regulatory bodies.

Provision for credit losses for the fiscal year ended March 31, 2007 was ¥358.6 billion, an increase of ¥248.4 billion from ¥110.2 billion for the fiscal year ended March 31, 2006. The increase in provision for credit losses was mainly due to the downgrade in credit rating of a large borrower in the transportation industry. Additionally, provision for credit losses increased in the consumer finance industry.

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

Detailed reviews of impaired loans are performed after a borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness, including bankruptcy, past due principal or interest, downgrading of external credit rating, declining stock price, business restructuring and other events, and reassess borrowers’ ratings in response to such events. This credit monitoring process forms an integral part of our overall control process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral at the annual and semi-annual balance-sheet date, if the loan is collateral-dependent at a balance-sheet date.

The following table summarizes the distribution of nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2005, 2006 and 2007:

	At March 31,
	2005	2006	2007
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥113.9	¥126.9	¥81.0
Construction	47.8	37.7	44.5
Real estate	122.0	162.8	121.1
Services	169.6	60.7	133.2
Wholesale and retail	85.7	128.6	132.3
Banks and other financial institutions	4.3	15.8	16.7
Communication and information services	11.8	12.8	31.9
Other industries	22.3	29.2	140.0
Consumer	119.2	360.7	333.8

Total domestic	696.6	935.2	1,034.5
Foreign	124.3	74.6	51.8

Total nonaccrual loans	820.9	1,009.8	1,086.3

Restructured loans:
Domestic:
Manufacturing	30.8	50.9	103.4
Construction	54.1	30.8	13.9
Real estate	116.1	149.7	86.9
Services	36.6	58.4	49.2
Wholesale and retail	87.3	379.9	110.8
Banks and other financial institutions	0.3	0.1	0.6
Communication and information services	3.6	8.2	2.9
Other industries	48.0	157.4	93.9
Consumer	54.2	101.8	87.0

Total domestic	431.0	937.2	548.6
Foreign	23.2	74.7	42.1

Total restructured loans	454.2	1,011.9	590.7

Accruing loans contractually past due 90 days or more:
Domestic	9.2	21.9	20.7
Foreign	0.9	1.1	1.8

Total accruing loans contractually past due 90 days or more	10.1	23.0	22.5

Total	¥1,285.2	¥2,044.7	¥1,699.5

Total loans	¥50,904.0	¥95,506.8	¥95,322.8

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	2.52%	2.14%	1.78%

Domestic nonaccrual loans and restructured loans within the “consumer” category in the above table include loans to individuals who use loan proceeds to finance their proprietor activities and not for their personal financing needs. A precise breakdown of the balance of such consumer loans by the type of proprietor business at March 31, 2005, 2006 and 2007 is presented as below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in billions)
March 31, 2005
Nonaccrual loans	¥1.3	¥1.0	¥43.3	¥13.7	¥3.2	¥—	¥0.2	¥0.5	¥63.2
Restructured loans	1.2	0.3	19.2	2.9	1.9	—	—	—	25.5
March 31, 2006
Nonaccrual loans	¥1.1	¥0.8	¥27.9	¥9.7	¥1.6	¥—	¥0.2	¥0.3	¥41.6
Restructured loans	0.3	0.1	14.4	1.3	0.9	—	—	—	17.0
March 31, 2007
Nonaccrual loans	¥1.2	¥0.5	¥21.6	¥7.3	¥1.0	¥—	¥0.1	¥0.3	¥32.0
Restructured loans	0.3	—	11.5	0.9	0.5	—	—	—	13.2

We have been actively making efforts to reduce our nonperforming loans. These efforts have been made to improve the quality of our own loan assets, which conforms to the policy to decrease nonperforming loans under the program for financial revival announced by the Japanese government in October 2002. Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more decreased ¥345.2 billion from March 31, 2006 to ¥1,699.5 billion at March 31, 2007. Similarly, the percentage of nonperforming loans to the total loans decreased to 1.78% at March 31, 2007 from 2.14% at March 31, 2006.

Total nonaccrual loans were ¥1,086.3 billion at March 31, 2007, an increase of ¥76.5 billion, or 7.6%, from ¥1,009.8 billion at March 31, 2006. The increase was mainly caused by the downgrade in credit rating to nonaccrual loans of a large borrower in the transportation industry.

Total restructured loans were ¥590.7 billion at March 31, 2007, a decrease of ¥421.2 billion, or 41.6%, from ¥1,011.9 billion at March 31, 2006. Analyzing by industry segments, restructured loans decreased in most industry segments, particularly in domestic wholesale and retail by ¥269.1 billion due to upgrades of borrowers’ credit ratings in those industries.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2005, 2006 and 2007, excluding smaller-balance homogeneous loans:

	At March 31,
	2005		2006		2007
	Loan balance	Impairment allowance	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions)
Requiring an impairment allowance	¥1,042.0	¥460.4	¥1,205.6	¥441.4	¥1,118.9	¥569.7
Not requiring an impairment allowance	147.3	—	254.0	—	263.1	—

Total	¥1,189.3	¥460.4	¥1,459.6	¥441.4	¥1,382.0	¥569.7

Percentage of the allocated allowance to total impaired loans	38.7%		30.2%		41.2%

In addition to impaired loans presented in the above table, there were loans held for sale that were impaired in the amount of ¥15.3 billion, ¥0.2 billion and ¥0.8 billion at March 31, 2005, 2006 and 2007, respectively.

Impaired loans decreased ¥77.6 billion, or 5.3%, from ¥1,459.6 billion at March 31, 2006 to ¥1,382.0 billion at March 31, 2007.

The percentage of the allocated allowance to total impaired loans at March 31, 2007 was 41.2%, an increase of 11.0 percentage points from 30.2% at March 31, 2006. The increase in the percentage of the allocated allowance was due to a decrease in restructured loans, which had a relatively low level of allowance compared to nonaccrual loans.

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

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pool rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for groups of delinquent loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience. The loss experience is usually determined by reviewing the historical loss rate. The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥129.6 billion at March 31, 2007, a decrease of ¥22.7 billion from ¥152.3 billion at March 31, 2006.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. The countries applicable to the allowance for country risk exposure are decided based on a country risk grading system used to assess and rate the transfer risk to individual countries. The allowance is generally determined based on a function of default probability and expected recovery ratios, taking external credit ratings into account. The allocated allowance for country risk exposure was approximately ¥0.1 billion at March 31, 2006 and 2007.

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

Though there are a few technical differences in the methodology used for the formula allowance for credit losses as mentioned above, we examine overall sufficiency of the formula allowance periodically by back-test comparison with the actual loss experience subsequent to the balance sheet date.

The formula allowance decreased ¥4.6 billion from ¥410.7 billion at March 31, 2006 to ¥406.1 billion at March 31, 2007.

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

The unallocated allowance decreased ¥0.7 billion from ¥7.7 billion at March 31, 2006 to ¥7.0 billion at March 31, 2007. This decrease resulted mainly from management’s positive outlook of economic and specific industry conditions.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was ¥85.0 billion at March 31, 2007, a decrease of ¥17.3 billion, or 16.9%, from ¥102.3 billion at March 31, 2006.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available-for-sale securities. We also hold Japanese government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular to maintain long-term relationships with these customers. However, we have been reducing the aggregate value of our equity securities because we believe that, from a risk management perspective, it is important to reduce the price fluctuation risk in our equity portfolio. As of March 31, 2007, the aggregate value of our marketable equity securities under Japanese GAAP satisfies the requirements of the legislation forbidding banks from holding equity securities in excess of their Tier I capital after September 30, 2006.

Investment securities increased ¥0.57 trillion, from ¥48.81 trillion at March 31, 2006 to ¥49.38 trillion at March 31, 2007.

The following table shows information as to the amortized costs and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2006 and 2007:

	At March 31,
	2006			2007
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains
	(in billions)
Securities available for sale:

Debt securities, principally Japanese government bonds and corporate bonds	¥36,737.2	¥36,939.1	¥201.9	¥36,622.0	¥37,029.3	¥407.3
Marketable equity securities	4,852.9	8,546.8	3,693.9	4,677.6	8,650.5	3,972.9

Total securities available for sale	¥41,590.1	¥45,485.9	¥3,895.8	¥41,299.6	¥45,679.8	¥4,380.2

Debt securities being held to maturity, principally Japanese government bonds	¥2,466.1	¥2,451.8	¥(14.3)	¥3,033.1	¥3,034.6	¥1.5

The amortized cost of securities being held to maturity increased ¥0.57 trillion as our treasury operations increased holdings in Japanese government bonds for asset-liability management purposes, mainly due to the fact that our balance of deposits exceeded our loans, and Japanese government bonds were a viable investment option for us.

The estimated fair value of available-for-sale securities increased ¥0.19 trillion from ¥45.49 trillion at March 31, 2006 to ¥45.68 trillion at March 31, 2007. The increase in foreign currency bonds was partially offset by the decrease in Japanese government bonds.

Net unrealized gains on available-for-sale securities included in the investment portfolio at March 31, 2006 and 2007 were ¥3.90 trillion and ¥4.38 trillion, respectively. These net unrealized gains related principally to marketable equity securities.

Cash and Due from Banks

Cash and due from banks at March 31, 2007 was ¥2.85 trillion, a decrease of ¥3.39 trillion from ¥6.24 trillion at March 31, 2006. The decrease was primarily due to the lowering of our deposit balance with the Bank of Japan, following the termination of the zero-interest rate policy by the Bank of Japan in July 2006.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2007 were ¥6.06 trillion, a decrease of ¥0.18 trillion, from ¥6.24 trillion at March 31, 2006. This decrease primarily reflected a decrease in foreign currency deposits at our overseas offices.

Intangible Assets

At March 31, 2007, intangible assets was ¥1.27 trillion, a decrease of ¥0.23 trillion from ¥1.50 trillion at March 31, 2006. The decrease was mainly due to the amortization of intangible assets such as core deposit intangibles and IT systems, as well as impairment related to our subsidiary in the consumer finance business.

Goodwill

Goodwill at March 31, 2007 was ¥1.84 trillion, substantially unchanged from March 31, 2006.

Deferred Tax Assets

Deferred tax assets decreased ¥0.65 trillion, or 54.1%, from ¥1.21 trillion at March 31, 2006 to ¥0.56 trillion at March 31, 2007. This decrease was primarily due to the realization of deferred tax assets for operating loss carryforwards and allowance for credit losses and an increase in deferred tax liabilities related to investment securities. In addition, the valuation allowance increased for certain companies including a subsidiary in the consumer finance business due to the decline in their forcasted operating results and estimated future taxable income, and an increase in their deductible temporary differences.

Total Liabilities

At March 31, 2007, total liabilities were ¥175.77 trillion, substantially unchanged from ¥176.55 trillion at March 31, 2006, as the total balance of deposits was ¥126.59 trillion, substantially unchanged from ¥126.64 trillion at March 31, 2006. The decrease in non-interest bearing deposits of ¥3.77 trillion compared to the previous fiscal year end was mostly offset by the increase in interest bearing deposits of ¥3.72 trillion mainly due to a rise in interest rates.

The depreciation of the Japanese yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2007 increased the Japanese yen amount of foreign currency-denominated liabilities by approximately ¥1.78 trillion.

Deposits

Deposits are our primary source of funds. Total average balance of deposits increased ¥25.27 trillion from ¥98.26 trillion for the fiscal year ended March 31, 2006 to ¥123.53 trillion for the fiscal year ended March 31, 2007. This increase primarily reflected a ¥20.32 trillion increase in average domestic interest-bearing deposits primarily resulting from the merger with UFJ Holdings.

Domestic deposits decreased ¥1.35 trillion from ¥110.06 trillion at March 31, 2006 to ¥108.71 trillion at March 31, 2007, while foreign deposits increased ¥1.29 trillion from ¥16.58 trillion at March 31, 2006 to ¥17.87 trillion at March 31, 2007. As for both domestic and foreign deposits, the balance of non-interest bearing deposits decreased while interest-bearing deposits increased, partially in response to the rising short-term interest rates in Japan and the United States.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset-liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and to manage funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts and other short-term borrowings.

Short-term borrowings decreased by ¥1.18 trillion, from ¥24.35 trillion at March 31, 2006 to ¥23.17 trillion at March 31, 2007 primarily due to a decrease in short-term borrowings related to our money market operations.

Long-term debt

Long-term debt at March 31, 2007 was ¥14.39 trillion, an increase of ¥0.50 trillion from ¥13.89 trillion at March 31, 2006. This increase was partly due to an increase in bond issuance by our securities subsidiary. The increase was partially offset by a decrease in the balance of straight bonds issued by BTMU of ¥0.61 trillion.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. As of March 31, 2007, our deposits of ¥126.59 trillion exceeded our loans, net of allowance for credit losses of ¥94.21 trillion, by ¥32.38 trillion. These deposits provide us with a sizable source of stable and low-cost funds. While approximately 46.7% of certificates of deposit and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact of the rollovers on our net interest margin and liquidity. Our average deposits, combined with average shareholders’ equity, funded 71.8% of our average total assets of ¥185.68 trillion during the fiscal year ended March 31, 2007.

Most of the remaining funding was provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with mainly three to five years’ maturity. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

Total Shareholders’ Equity

The following table presents a summary of our total shareholders’ equity at March 31, 2006 and 2007:

	At March 31,
	2006	2007
	(in billions, except percentages)
Preferred stock	¥247.1	¥247.1
Common stock	1,084.7	1,084.7
Capital surplus	5,566.9	5,834.5
Retained earnings	1,664.2	1,876.4
Accumulated other changes in equity from nonowner sources, net of taxes	1,880.2	2,392.1
Treasury stock, at cost	(774.9)	(1,001.5)

Total shareholders’ equity	¥9,668.2	¥10,433.3

Ratio of total shareholders’ equity to total assets	5.19%	5.60%

Total shareholders’ equity increased ¥765.1 billion, from ¥9,668.2 billion at March 31, 2006 to ¥10,433.3 billion at March 31, 2007. The ratio of total shareholders’ equity to total assets also showed an increase of 0.41 percentage points from 5.19% at March 31, 2006 to 5.60% at March 31, 2007. The increase in total shareholders’ equity at March 31, 2007, and the resulting increase in the ratio to total assets, were principally attributable to an increase of ¥212.2 billion in retained earnings due to our recorded profits for the fiscal year ended March 31, 2007, and an increase of ¥267.6 billion in capital surplus. These increases were partially offset by an increase in treasury stock, which reflected repurchases of our own shares at the time of the public fund repayment. Accumulated other changes in equity from nonowner sources, net of taxes increased ¥511.9 billion from the previous fiscal year, mainly due to an increase in net unrealized gains on investment securities available for sale, net of tax, of ¥309.1 billion.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholders’ equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities classified as available for sale at March 31, 2006 and 2007:

	At March 31,
	2006	2007
	(in billions, except percentages)
Accumulated net unrealized gains	¥3,693.9	¥3,972.9
Accumulated net unrealized gains to total assets	1.98%	2.13%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the US dollar and other foreign currencies and by general price levels of Japanese equity securities.

Capital Requirements for Banking Institutions in Japan

A Japanese banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. A bank holding company is also subject to the minimum capital adequacy requirements on a consolidated basis. Under the Financial Services Agency’s guidelines, capital is classified into three tiers, referred to as Tier I, Tier II and Tier III capital. Our Tier I capital generally consists of shareholders’ equity items, including common stock, non-cumulative preferred stock, capital surplus, minority interests and retained earnings (which includes deferred tax assets), but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Our Tier II capital generally consists of the amount by which eligible reserves for credit losses exceeds expected losses in the Internal Ratings Based approach, or the IRB approach, and general reserves for credit losses up to 1.25% of modified risk-weighted assets determined by the partial use of the Standardized Approach (including a phased rollout of the IRB approach), 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to certain limitations, up to 50% of Tier I capital. Our Tier III capital consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

The eligible regulatory capital set forth in the Financial Services Agency guidelines discussed above were modified as of March 31, 2007 to reflect the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” often referred to as “Basel II.”

As of March 31, 2007, we have calculated our risk-weighted assets in accordance with Basel II. In determining capital ratios under Basel II, most of our major subsidiaries adopted the FIRB approach to reflect the credit risk in the risk-weighted assets. Under the FIRB approach, we and our major banking subsidiaries generally take into account probability of default, or PD, applicable to borrower rating and PD, loss given default and exposure at default applicable to pool assignment. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Methodology to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in the market rates and prices over a fixed period in the past. Under Basel II, we newly reflected operational risk in the risk-weighted assets by applying the Standardized Approach. Specifically, operational risk capital charge is determined based on the amount of gross profit allocated to business lines multiplied by a factor ranging from 12% to 18%.

For additional discussion of the calculation of our capital ratios under Basel II, see note 23 to our consolidated financial statements.

Under the Japanese regulatory capital requirements, our consolidated capital components, including Tier I, Tier II and Tier III capital and risk-weighted assets, are calculated from our consolidated financial statements prepared under Japanese GAAP. Also, each of the consolidated and stand-alone capital components of our banking subsidiaries in Japan is calculated from consolidated and non-consolidated financial statements prepared under Japanese GAAP.

For a detailed discussion of the capital adequacy guidelines adopted by the Financial Services Agency and proposed amendments, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy.”

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

For a detailed discussion of the capital adequacy guidelines applicable to our U.S. banking subsidiaries, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Bank Capital Requirements and Capital Distributions.”

Capital Requirements for Securities Firms in Japan and Overseas

We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Securities and Exchange Law of Japan and related ordinances require securities firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain illiquid assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which detail the definition of essential components of the capital ratios, including capital, illiquid assets deductions, risks and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a suspension of all or part of the business for a period of time and cancellation of registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2006 and 2007 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency).

The March 31, 2006 data are calculated according to Basel I since Basel II became effective in Japan at March 31, 2007.

	At March 31,		Minimum capital ratios required
	2006	2007
	(in billions, except percentages)
Capital components:
Tier I capital	¥7,501.7	¥8,054.9
Tier II capital includable as qualifying capital	6,293.7	5,718.2
Tier III capital includable as qualifying capital	—	—
Deductions from total qualifying capital	335.0	424.0

Total risk-based capital	¥13,460.4	¥13,349.1

Risk-weighted assets	¥110,292.7	¥106,048.3
Capital ratios:
Tier I capital	6.80%	7.60%	4.00%
Total risk-based capital	12.20	12.59	8.00

The implementation of Basel II at March 31, 2007 had the effect of decreasing our risk-weighted assets due to a decrease in credit risk assets, while at the same time decreasing our total risk-based capital. Our Tier I capital ratio and total risk-based capital ratio at March 31, 2007 were 7.60% and 12.59% respectively.

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-based capital ratios of BTMU and MUTB at March 31, 2006 and 2007 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency).

The March 31, 2006 data are calculated according to Basel I since Basel II became effective in Japan at March 31, 2007.

	At March 31,		Minimum capital ratios required
	2006	2007
Consolidated capital ratios:
BTMU
Tier I capital	7.05%	7.71%	4.00%
Total risk-based capital	12.48	12.83	8.00
MUTB
Tier I capital	8.80	8.40	4.00
Total risk-based capital	13.06	13.20	8.00
Stand-alone capital ratios:
BTMU
Tier I capital	7.47	7.95	4.00
Total risk-based capital	13.29	13.22	8.00
MUTB
Tier I capital	8.40	8.01	4.00
Total risk-based capital	12.65	12.86	8.00

At March 31, 2007, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they are subject.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California, both subsidiaries of BTMU, at December 31, 2005 and 2006:

	At December 31,		Minimum capital ratios required	Ratios OCC requires to be “well-capitalized”
	2005	2006
UnionBanCal Corporation:
Tier I capital (to risk-weighted assets)	9.17%	8.68%	4.00%	—
Tier I capital (to quarterly average assets)*	8.39	8.44	4.00	—
Total capital (to risk-weighted assets)	11.10	11.71	8.00	—
Union Bank of California:
Tier I capital (to risk-weighted assets)	9.62%	8.46%	4.00%	6.00%
Tier I capital (to quarterly average assets)*	8.78	8.25	4.00	5.00
Total capital (to risk-weighted assets)	10.59	10.69	8.00	10.00

*	Excludes certain intangible assets

Management believes that, as of December 31, 2006, UnionBanCal Corporation and Union Bank of California met all capital adequacy requirements to which they are subject.

As of December 31, 2006, the Office of the Comptroller of the Currency, or OCC, categorized Union Bank of California as “well-capitalized.” To be categorized as “well capitalized,” Union Bank of California must maintain minimum total risk-based, Tier I risk-based and Tier I leverage capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank of California’s category.

Capital Adequacy Ratio of Mitsubishi UFJ Securities

At March 31, 2006 and 2007, MUS’s capital accounts less certain fixed assets of ¥680.4 billion and ¥689.5 billion represented 564.1% and 456.6%, respectively, of the total amounts equivalent to market, counterparty credit and operations risks.

Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2007:

	Amount of commitment by expiration period
	Less than 1 year	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥2,346	¥1,662	¥1,638	¥5,646
Performance guarantees	1,371	762	75	2,208
Derivative instruments	24,327	15,121	2,905	42,353
Guarantees for the repayment of trust principal	308	1,568	45	1,921
Liabilities of trust account	2,776	143	803	3,722
Others	814	1	5	820

Total guarantees	31,942	19,257	5,471	56,670

Other off-balance-sheet instruments:
Commitments to extend credit	48,855	11,721	1,570	62,146
Commercial letters of credit	834	8	—	842
Others	9	11	13	33

Total other off-balance-sheet instruments	49,698	11,740	1,583	63,021

Total	¥81,640	¥30,997	¥7,054	¥119,691

See note 26 to our consolidated financial statements for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2007, approximately 68% of these commitments will expire within one year, 26% from one year to five years and 6% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” In addition, in accordance with SFAS No. 5, we evaluate off-balance-sheet arrangement in the manner described in note 1 to our consolidated financial statements.

In the aggregate, the income generated from fees and commissions is one of our most important sources of revenue. Such income amounted to ¥1,407.2 billion during the fiscal year ended March 31, 2007, accounting for approximately 72% of our non-interest income which amounted to ¥1,947.9 billion for the fiscal year. However, the fees generated specifically from off-balance-sheet arrangements are not a dominant source of our fees and commissions.

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are VIEs.

The table immediately below presents, by type of VIE, the total assets of non-consolidated VIEs and the maximum exposures to non-consolidated VIEs at March 31, 2006 and 2007.

The total assets of non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2006 have been restated. For further information, see note 27 to our consolidated financial statements.

	2006		2007
Non-Consolidated VIEs	Assets (Restated)	Maximum exposure (Restated)	Assets	Maximum exposure
	(in billions)
Asset-backed commercial paper conduits	¥19,090.9	¥2,005.9	¥39,357.6	¥2,826.0
Securitization conduits of client properties	2,585.5	835.4	3,013.2	924.7
Investment funds	66,907.7	1,811.7	67,224.2	2,084.0
Special purpose entities created for structured financing	23,124.4	1,734.1	26,111.5	2,127.0
Repackaged instruments	120,316.6	1,645.6	116,842.8	2,602.8
Others	9,222.2	1,336.8	11,532.0	1,512.6

Total	¥241,247.3	¥9,369.5	¥264,081.3	¥12,077.1

Off-balance sheet arrangements include the following types of special purpose entities:

Asset-backed Commercial Paper Conduits

We administer several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. The assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from us or third parties. While customers basically continue to provide servicing for the transferred trade receivables, we underwrite, distribute, make a market in commercial paper issued by the conduits, and also provide liquidity and credit support facilities to the entities.

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

Investment Funds

We hold investments and loans in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies including those in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

We not only manage the composition of investment trust funds but also play a major role in composing venture capital funds. We generally do not have significant variable interests through composing these type of funds.

We occasionally sell assets such as nonperforming loans to these funds, in particular the Corporate Recovery Fund, when we believe that such sale may improve our asset quality.

Corporate Recovery Fund.    We have non-controlling equity interests in corporate recovery funds whose principal business purpose is to generate profits by investing in companies in the process of restructuring and then, typically, to sell these investments after the companies complete their restructurings. Such funds purchase nonperforming loans from us or others and in some cases acquire majority ownership in the borrower companies by means of a debt-for-equity swap. Our non-voting interests in these funds amounted to ¥47.4 billion at March 31, 2006 and ¥35.6 billion at March 31, 2007, respectively. In addition, at March 31, 2007, we had commitments to make additional contributions up to ¥16.0 billion to these funds.

We sold to corporate recovery funds nonperforming loans with an aggregate net book value of ¥4.1 billion for ¥1.3 billion during the fiscal year ended March 31,2006 and an aggregate net book value of ¥1.7 billion for ¥0.3 billion during the fiscal year ended March 31, 2007. For a detailed discussion on additional provisions for credit losses associated with the sale of such loans, see “—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Venture Capital Fund.    We own non-controlling equity interests in investment funds managed by fund management companies who have discretionary investment powers. These funds seek to invest in start-up companies or companies that are rapidly developing. We made contributions to these funds amounting to ¥663.2 billion at March 31, 2007. At March 31, 2007, in accordance with the applicable limited partnership agreements, we had commitments to make additional contributions up to ¥230.9 billion when required by the fund management companies.

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

Trust Arrangements

We offer a variety of asset management and administration services under trust arrangements including securities investment trusts, pension trusts and trusts used as securitization vehicles. Although in limited cases we may assume risks through guarantees or certain protections as provided in the agreements or relevant legislation, we have determined that we will not absorb a majority of expected losses in connection with such trust arrangements. In a typical trust arrangement, however, we manage and administer assets on behalf of the customers in an agency, fiduciary and trust capacity and do not assume risks associated with the entrusted assets. Customers receive and absorb expected returns and losses on the performance and operations of trust assets under our management. Accordingly, we determined that we are generally not a primary beneficiary to any trust arrangements under management as our interests in the trust arrangements are insignificant in most cases. Fees on trust products that we offer for the fiscal years ended March 31, 2006 and 2007 were ¥121.4 billion and ¥146.0 billion, respectively.

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

Contractual Cash Obligations

In the normal course of our business, we enter into contractual agreements whereby we commit to future purchases of products or services from unaffiliated parties. The following table shows a summary of our contractual cash obligations at March 31, 2007:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual cash obligations:
Time deposits	¥44,087	¥8,888	¥2,617	¥177	¥55,769
Long-term debt	2,058	3,352	3,154	5,636	14,200
Capital lease obligations	54	103	28	5	190
Operating leases	45	73	48	47	213
Purchase obligations	10	15	17	99	141

Total*	¥46,254	¥12,431	¥5,864	¥5,964	¥70,513

*	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2007 as such amount is not currently determinable. We expect to contribute approximately ¥64.6 billion to the plan assets for the pension benefits and other benefits for our employees for the fiscal year ending March 31, 2008.

Purchase obligations include any legally binding contractual obligations that require us to spend more than ¥100 million annually under the contract. Purchase obligations in the table primarily include commitments to make investments into corporate recovery or private equity investment funds.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits—net” in our consolidated statements of income. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2006 and 2007:

	Fiscal years ended March 31,
	2006	2007
	(in millions)
Net fair value of contracts outstandings at beginning of fiscal year	¥29,823	¥70,803
Changes attributable to contracts realized or otherwise settled during the fiscal year	(9,117)	(17,684)
Fair value of new contracts when entered into during the fiscal year	983	8,069
Other changes in fair value, principally revaluation at end of fiscal year	49,114	25,324

Net fair value of contracts outstanding at end of fiscal year	¥70,803	¥86,512

During the fiscal year ended March 31, 2007, the fair value of non-exchange traded contracts increased primarily due to an increase in the fair value of oil commodity contracts indexed to the WTI crude oil prices, reflecting political factors in the Middle East and other factors.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2007:

	Net fair value of contracts—unrealized gains
	Prices actively quoted	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥1,243	¥(71)
Maturity less than 3 years	32,446	(119)
Maturity less than 5 years	25,254	3,186
Maturity 5 years or more	24,963	(390)

Total fair value	¥83,906	¥2,606

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions under Items 5.A. and 5.B. of this Annual Report.

E.	Off-balance-sheet Arrangements

See the discussion under “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

F.	Tabular Disclosure of Contractual Obligations

See the discussion under “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

G.	Safe Harbor

See the discussion under “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management

The following table sets forth the members of our board of directors as of July 31, 2007, together with their respective dates of birth and positions.

Name	Date of Birth	Position at MUFG	Previous or Current Position

Ryosuke Tamakoshi	July 10, 1947	Chairman	Deputy Chairman of BTMU

Haruya Uehara	July 25, 1946	Deputy Chairman and Chief Audit Officer	President of MUTB

Nobuo Kuroyanagi	December 18, 1941	President and Chief Executive Officer	President of BTMU

Katsunori Nagayasu	April 6, 1947	Deputy President and Chief Compliance Officer	Deputy President of BTMU

Yoshihiro Watanabe	July 26, 1947	Senior Managing Director and Chief Risk Management Officer	Director of MUS

Toshihide Mizuno	April 19, 1950	Senior Managing Director and Chief Planning Officer	Director of MUTB

Hiroshi Saito	July 13, 1951	Senior Managing Director and Chief Financial Officer	Director of BTMU

Shintaro Yasuda	December 23, 1946	Director	Deputy President of MUTB

Hirohisa Aoki	July 11, 1949	Director	President of MUS

Fumiyuki Akikusa	October 9, 1949	Director	Deputy President of MUS

Nobuyuki Hirano	October 23, 1951	Director	Managing Director of BTMU

Taihei Yuki	October 3, 1952	Director	Managing Director of MUTB

Iwao Okijima	December 27, 1934	Director	Advisor to the Board of Hino Motors, Ltd.

Akio Harada	November 3, 1939	Director	Attorney-at-law

Takuma Otoshi	October 17, 1948	Director	President of IBM Japan, Ltd.

The following is a brief biography of each of our directors:

Ryosuke Tamakoshi has been the chairman since October 2005. He has also been the deputy chairman of BTMU since January 2006. He served as the president and chief executive officer of UFJ Holdings from June 2004 to September 2005 and as the chairman of UFJ Bank from May 2004 to December 2005. He served as a deputy president of UFJ Bank from May 2002 to May 2004, and as a senior executive officer of UFJ Bank from January 2002 to May 2002. Mr. Tamakoshi served as a senior executive officer of The Sanwa Bank, Limited, or Sanwa Bank, from June 1999 to January 2002, and as a director of Sanwa Bank from June 1997 to June 1999.

Haruya Uehara has been the deputy chairman and chief audit officer since October 2005. He has also been the president of MUTB since October 2005. He served as the chairman and co-chief executive officer of MTFG from June 2004 to September 2005 and as a director of MTFG from June 2003 to April 2004. He served as the president of Mitsubishi Trust Bank from April 2004 to September 2005 and as a deputy president of Mitsubishi Trust Bank from June 2002 to April 2004. He served as a senior managing director of Mitsubishi Trust Bank from June 2001 to June 2002 and as a managing director of Mitsubishi Trust Bank from June 1998 to June 2001. Mr. Uehara served as a director of Mitsubishi Trust Bank from June 1996 to June 1998.

Nobuo Kuroyanagi has been the president and chief executive officer since October 2005. He has also been the president of BTMU since January 2006. He served as the president and chief executive officer of MTFG from June 2004 to September 2005 and as a director of MTFG from June 2003 to June 2004. He served as the president of Bank of Tokyo-Mitsubishi from June 2004 to December 2005 and as a deputy president of Bank of Tokyo-Mitsubishi from June 2002 to June 2004. He served as a managing director of Bank of Tokyo-Mitsubishi from June 1996 to June 2002, during which period he also served as a board member from June 1996 to June 2001. Mr. Kuroyanagi served as a director of Bank of Tokyo-Mitsubishi from June 1992 to June 1996.

Katsunori Nagayasu has been the deputy president since June 2006, during which period he has also been the chief compliance officer since April 2007. He has also been a deputy president of BTMU since January 2006. He served as a managing officer from October 2005 to December 2005. He served as a managing officer of MTFG from April 2004 to September 2005 and as a director of MTFG from April 2001 to June 2004. He served as a deputy president of Bank of Tokyo-Mitsubishi from May 2005 to December 2005 and as a senior managing director of Bank of Tokyo-Mitsubishi from January 2005 to May 2005. He served as a managing director of Bank of Tokyo-Mitsubishi from June 2002 to January 2005. He served as a managing director of Nippon Trust Bank Limited, or Nippon Trust Bank, from June 2000 to September 2001, then as a managing director of Mitsubishi Trust Bank from October 2001 to June 2002 after the merger of Nippon Trust Bank into Mitsubishi Trust Bank. Mr. Nagayasu served as a director of Bank of Tokyo-Mitsubishi from June 1997 to June 2000.

Yoshihiro Watanabe has been a senior managing director and chief risk management officer since October 2005. He has also been a director of MUS since June 2006. He served as a senior managing director of MTFG from June 2005 to September 2005 and as a managing officer of MTFG from April 2004 to May 2005. He served as a senior managing director of Bank of Tokyo-Mitsubishi from January 2005 to June 2005 and as a managing director of Bank of Tokyo-Mitsubishi from May 2001 to January 2005, during which period he also served as a board member from June 2004 to June 2005 and from May 2001 to June 2001. Mr. Watanabe served as a director of Bank of Tokyo-Mitsubishi from June 1997 to May 2001.

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

Hiroshi Saito has been a senior managing director and chief financial officer since June 2007. He has also been a director of BTMU since June 2007. He served as a managing officer from May 2007 to June 2007. He served as a managing director of MUTB from June 2006 to June 2007 and as an executive officer of MUTB from October 2005 to June 2006. Mr. Saito served as a non-board member director of Mitsubishi Trust Bank from June 2002 to September 2005.

Shintaro Yasuda has been a director since October 2005. He has also been as a deputy president of MUTB since October 2005. He served as a director of UFJ Holdings from June 2004 to September 2005 and served as the president of UFJ Trust Bank from May 2004 to September 2005. He served as a deputy president and senior executive officer of UFJ Trust Bank from May 2003 to May 2004 and as a director and senior executive officer of UFJ Trust Bank from January 2002 to May 2003. He served as a senior executive officer of UFJ Holdings from April 2001 to January 2002 and as a managing director of Toyo Trust and Banking Company, Limited, or Toyo Trust Bank, from June 2000 to March 2001. He served as a senior executive officer of Toyo Trust Bank from May 2000 to June 2000 and as an executive officer of Toyo Trust Bank from June 1999 to May 2000. Mr. Yasuda served as a director of Toyo Trust Bank from June 1998 to June 1999.

Hirohisa Aoki has been a director since October 2005. He has also been the president of MUS since June 2006. He served as a director and principal executive officer of MUS from October 2005 to June 2006 and as a director and senior executive officer of UFJ Tsubasa Securities from June 2004 to September 2005. He served as a senior executive officer of UFJ Tsubasa Securities from June 2002 to June 2004, and as a senior executive officer of UFJ Capital Markets Securities Co., Ltd. from January 2002 to May 2002. Mr. Aoki served as a senior executive officer of The Tokai Bank, Limited, or Tokai Bank, from April 2000 to January 2002 and as an executive officer of Tokai Bank from June 1998 to April 2000.

Fumiyuki Akikusa has been a director since June 2006. He has also been a deputy president of MUS since June 2006. He served as a director and principal executive officer of MUS from October 2005 to June 2006 and served as a senior managing director and principal executive officer of Mitsubishi Securities from June 2005 to September 2005. He served as a managing officer of MTFG from May 2004 to May 2005. He served as a managing director of Bank of Tokyo-Mitsubishi from June 2004 to June 2005, during which period he also served as a board member from June 2004 to June 2005. Mr. Akikusa served as a director of Bank of Tokyo-Mitsubishi from June 2000 to May 2003, during which period he served as a board member director of Bank of Tokyo-Mitsubishi from June 2000 to June 2001.

Nobuyuki Hirano has been a director since October 2005. He has also been a managing director of BTMU since January 2006. He served as a director of MTFG from June 2005 to September 2005 and as an executive officer of MTFG from July 2004 to June 2005. He served as a managing director of Bank of Tokyo-Mitsubishi from June 2005 to December 2005. Mr. Hirano served as a non-board member managing director of Bank of Tokyo-Mitsubishi from May 2005 to June 2005 and as a non-board member director of Bank of Tokyo-Mitsubishi from June 2001 to May 2005.

Taihei Yuki has been a director since June 2007. He has also been a managing director of MUTB since June 2007. He served as an executive officer from October 2005 to June 2007 and as an executive officer of MTFG form July 2004 to September 2005. He served as a managing executive officer of MUTB from June 2006 to June 2007 and as an executive officer of MUTB from October 2005 to June 2006. He served as a general manager of the corporate planning division of Mitsubishi Trust Bank from April 2003 to September 2005, during which period he also served as a non-board member director of Mitsubishi Trust Bank from June 2004 to September 2005. Mr. Yuki served as a general manager of the financial policy division of MTFG from April 2001 to April 2003.

Iwao Okijima has been a director since October 2005. He served as a director of UFJ Holdings from June 2004 to September 2005. He has also been an advisor to the board of Hino Motors, Ltd., or Hino Motors, since June 2004 and an advisor of Toyota Motor Corporation, or Toyota, since July 2002. He served as the chairman of the board and representative director of Hino Motors from June 2000 to June 2004 and as the chairman of Koito Manufacturing Co., Ltd., from June 1999 to June 2003. He served as a director of Hino Motors from June 1999 to June 2000 and as a senior advisor to the board of Toyota from June 1999 to July 2002. He served as the chairman of the board and representative director of Toyota Finance Corporation Co., Ltd., from June 1999 to June 2000. He served as a vice president, member of the board and representative director of Toyota from August 1995 to June 1999 and as a senior managing director and member of the board of Toyota from September 1992 to August 1995.

Mr. Okijima served as a managing director, member of the board of Toyota from September 1990 to September 1992 and as a director, member of the board of Toyota from September 1985 to September 1990.

Akio Harada has been a director since June 2006. He has also been an attorney-at-law at Hironaka Law Office since October 2004 and the president of Tokyo Woman’s Christian University since July 2005. He served as the prosecutor general of the Tokyo High Prosecutors’ Office from July 2001 to June 2004 and as the chief prosecutor of the same office from December 1999 to July 2001. He served as the administrative vice minister of the Ministry of Justice from June 1998 to December 1999 and as the director general of the Criminal Affairs Bureau, the Ministry of Justice from January 1996 to June 1998. He served as the deputy vice minister of the Ministry of Justice from December 1993 to January 1996 and as the chief public prosecutor of the Morioka District Public Prosecutor Office from April 1992 to December 1993. Mr. Harada served as a general manager of the personnel division of the Minister’s Secretariat, the Ministry of Justice from April 1988 to April 1992.

Takuma Otoshi has been a director since October 2005. He served as a director of MTFG from June 2004 to September 2005. He has also been the president of IBM Japan, Ltd. since December 1999. Mr. Otoshi served as a managing director of IBM Japan, Ltd. from March 1997 to December 1999 and as a director of IBM Japan, Ltd. from March 1994 to March 1997.

The following table sets forth our corporate auditors as of July 31, 2007, together with their respective dates of birth and positions.

Name	Date of Birth	Position at MUFG	Previous or Current Position

Haruo Matsuki	April 25, 1948	Corporate Auditor (Full-Time)	Former Corporate Auditor (Full-Time) of UFJ Trust Bank

Shota Yasuda	July 23, 1948	Corporate Auditor (Full-Time)	Former Senior Managing Director of BTMU

Takeo Imai	January 29, 1942	Corporate Auditor	Attorney-at-law

Tsutomu Takasuka	February 11, 1942	Corporate Auditor	Professor, Department of Business Administration, Bunkyo Gakuin University Full-time Corporate Auditor of BTMU (Former Partner at Tohmatsu & Co.)

Kunie Okamoto	September 11, 1944	Corporate Auditor	President of Nippon Life Insurance Company

The following is a brief biography of each of our corporate auditors:

Haruo Matsuki has been a corporate auditor (full-time) since October 2005. He served as a corporate auditor of UFJ Bank from June 2005 to December 2005 and as a corporate auditor of UFJ Holdings and UFJ Trust Bank from June 2005 to September 2005. He served as a senior executive officer of UFJ Trust Bank from January 2002 to June 2005, during which period he also served as a director of UFJ Trust Bank from January 2002 to September 2004. He served as a senior managing director of Toyo Trust Bank from June 2001 to January 2002, and as a senior executive officer of Toyo Trust Bank from March 2001 to June 2001. Mr. Matsuki served as an executive officer of Toyo Trust Bank from June 1999 to March 2001.

Shota Yasuda has been a corporate auditor (full-time) since June 2007. He served as a senior managing director of BTMU from January 2006 to June 2007. He served as a non-board member managing director of Bank of Tokyo-Mitsubishi from May 2002 to December 2005 and as a non-board member director of Bank of Tokyo-Mitsubishi from June 2001 to May 2002. Mr. Yasuda served as a director of Bank of Tokyo-Mitsubishi from June 1998 to June 2001.

Takeo Imai has been a corporate auditor since October 2005. He has also been a corporate auditor of MUS since October 2005. He served as a corp orate auditor of MTFG from April 2001 to September 2005. He served as a corporate auditor of Mitsubishi Securities from September 2002 to September 2005. Mr. Imai has been a partner at the law firm Miyake, Imai & Ikeda since January 1972.

Tsutomu Takasuka has been a corporate auditor since October 2005. He has also been a full-time corporate auditor of BTMU since January 2006. He served as a corporate auditor of MTFG from June 2005 to September 2005 and served as a full-time corporate auditor of Bank of Tokyo-Mitsubishi from October 2004 to December 2005. He has been a professor at Bunkyo Gakuin University since April 2004. He served as a partner at Tohmatsu & Co. from February 1990 to September 2002, and as a partner at Mita Audit Corporation from June 1985 to February 1990.

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

The following table sets forth our executive officers as of July 31, 2007, together with their respective dates of birth and positions.

Name	Date of Birth	Position at MUFG	Previous or Current Position

Takamune Okihara	July 11, 1951	Managing Officer, Group Head of Integrated Corporate Banking Business Group	Deputy President of BTMU, Chief Executive of Corporate Banking Business Unit

Kinya Okauchi	September 10, 1951	Managing Officer, Group Head of Integrated Trust Assets Business Group	Senior Managing Director of MUTB, Chief Executive of Trust Assets Business Unit

Tetsuya Wada	March 1, 1954	Managing Officer, Group Head of Integrated Retail Banking Business Group	Managing Director of BTMU, Chief Executive of Retail Banking Business Unit

Norimichi Kanari	December 4, 1946	Managing Officer, Deputy Group Head of Integrated Corporate Banking Business Group	Deputy President of BTMU, Chief Executive of Global Business Unit

Noriaki Hanamizu	September 11, 1947	Managing Officer, Deputy Group Head of Integrated Corporate Banking Business Group	Deputy President of MUTB, Chief Executive of Corporate Business Unit

Toshiro Toyoizumi	October 26, 1949	Managing Officer, Deputy Group Head of Integrated Corporate Banking Business Group	Managing Executive Officer of BTMU, Head, Corporate and Investment Banking Group Head, Corporate Banking Group No.1

Shigeru Tsuburaya	August 7,1953	Managing Officer, Deputy Group Head of Integrated Retail Banking Business Group	Managing Director of MUTB, Chief Executive of Retail Banking Business Unit

Name	Date of Birth	Position at MUFG	Previous or Current Position

Takeshi Ogasawara	August 1, 1953	Managing Officer, Deputy Group Head of Integrated Trust Assets Business Group	Managing Executive Officer of BTMU, Deputy Head, Corporate and Investment Banking

Kyota Omori	March 14, 1948	Resident Managing Officer for the Americas	Managing Executive Officer of BTMU, Chief Executive Officer for the Americas

Ryusaburo Harasawa	January 30, 1951	Managing Officer, in charge of Operations & Systems Planning Division	Managing Director of BTMU, Chief Executive of Operations and Systems Unit

Junichi Itoh	November 26, 1950	Managing Officer, Deputy Chief Compliance Officer	Managing Director of BTMU, Chief Compliance Officer

Kazuaki Kido	September 26, 1951	Managing Officer, Deputy Chief Compliance Officer	Managing Director of MUTB, Chief Compliance Officer

Shigeyasu Kasamatsu	April 10, 1952	Managing Officer, Deputy Chief Compliance Officer	Director and Senior Executive Officer of MUS, Head of Compliance Unit, Chief Compliance Officer

Jun Sato	October 26,1951	Executive Officer, General Manager of Corporate Governance Division for the United States	Managing Executive Officer of BTMU, Deputy Chief Executive Officer for the Americas

Kazuhiro Shimanuki	July 25, 1952	Executive Officer, General Manager of Internal Audit Division	Former Executive Officer of UFJ Holdings

Takehiko Nemoto	August 20, 1953	Executive Officer, General Manager of Operations & Systems Planning Division	Executive Officer of BTMU, General Manager of Systems Division

Fumio Sato	November 22, 1953	Executive Officer, General Manager of Corporate Business Development Division of Integrated Corporate Banking Business Group	Executive Officer of BTMU, General Manager of Corporate Banking Business Promotion Division

Akira Kamiya	September 16, 1953	Executive Officer, General Manager of Global Planning Division of Integrated Corporate Banking Business Group	Executive Officer of BTMU, General Manager of Global Planning Division

Takashi Morisaki	January 1, 1955	Executive Officer, General Manager of Corporate & Investment Banking Planning Division of Integrated Corporate Banking Business Group	Executive Officer of BTMU, General Manager of Corporate & Investment Banking Business Development Division

Name	Date of Birth	Position at MUFG	Previous or Current Position

Shunichi Nakajima	February 7, 1955	Executive Officer, General Manager of Retail Business Development Division of Integrated Retail Banking Business Group	General Manager of Retail Banking Business Promotion Division of BTMU

Hikari Yamazaki	February 20, 1955	Executive Officer, General Manager of Trust Business Planning Division of Integrated Corporate Banking Business Group	Executive Officer of MUTB, General Manager of Corporate Business Planning and Development Division

Hidekazu Fukumoto	November 6, 1955	Executive Officer, General Manager of Corporate Business Planning Division of Integrated Corporate Banking Business Group	Executive Officer of BTMU, General Manager of Corporate Business Planning Division

Kaoru Wachi	December 9, 1955	Executive Officer, General Manager of Asset Management and Administration Planning Division of Integrated Trust Assets Business Group	Executive Officer of MUTB, General Manager of Trust Assets Planning Division

Hatsuhito Kaneko	November 2, 1956	Executive Officer, General Manager of Retail Trust Business Planning Division of Integrated Retail Banking Business Group	Executive Officer of MUTB, General Manager of Retail Banking Business Planning Division

Yoshihiro Hashimoto	December 19, 1956	Executive Officer, General Manager of Retail Branch Management Division of Integrated Retail Banking Business Group	Executive Officer of BTMU, General Manager of Retail Branch Management Division

Tadachiyo Osada	October 26, 1956	Executive Officer, General Manager of Retail Business Planning Division of Integrated Retail Banking Business Group	Executive Officer of BTMU, General Manager of Retail Banking Planning Division

Takami Onodera	April 4, 1957	Executive Officer, General Manager of Credit & Investment Management Division	Executive Officer of BTMU, General Manager of Credit Policy & Planning Division

Katsumi Hatao	September 12, 1957	Executive Officer, General Manager of Corporate Risk Management Division	Executive Officer of BTMU, General Manager of Corporate Risk Management Division

Name	Date of Birth	Position at MUFG	Previous or Current Position

Kenichi Ihara	January 7, 1956	Executive Officer, Co-General Manager of Corporate Risk Management Division	Executive Officer of MUTB, General Manager of Corporate Risk Management Division

Juichi Nishimura	August 22, 1953	Executive Officer, Co-General Manager of Compliance Division	Executive Officer of MUTB, General Manager of Compliance & Legal Division

Takashi Kawasaki	September 14, 1955	Executive Officer, Co-General Manager of Operations & Systems Planning Division	Executive officer of MUTB, General Manager of Systems Planning Division

Takashi Oyamada	November 2, 1955	Executive Officer, Co-General Manager of Corporate Planning Division	Executive Officer of BTMU, General Manager of Corporate Planning Division

Satoshi Murabayashi	November 8, 1958	Executive Officer, Co-General Manager of Operations & Systems Planning Division	Executive Officer of BTMU, General Manager, Systems Division

Takashi Kanagami	November 21, 1953	Executive Officer, Co-General Manager of Asset Management and Administration Planning Division of Integrated Trust Assets Business Group	Managing Executive Officer of MUTB, Deputy Chief Executive of Trust Assets Business Unit

Masayoshi Nakamura	November 10, 1954	Executive Officer, Securities/Investment Banking Business Strategy of Integrated Corporate Banking Business Group	Director & Senior Executive Officer of MUS, Head of Global Investment Banking Business Unit

Masaaki Yoshida	May 26, 1954	Executive Officer for Kyusyu	Executive Officer for Kyusyu of BTMU

Yoshiaki Masuda	December 6, 1954	Executive Officer of branches of Central Japan, Integrated Retail Banking Business Group	Executive Officer, Retail Banking, Central Region of Japan of BTMU

Shigenobu Tokuoka	September 17, 1955	Executive Officer of branches of Western Japan, Integrated Retail Banking Business Group	Executive Officer, Retail Banking, Western Region of Japan of BTMU

Yuya Saijo	November 11, 1955	Executive Officer, Co-General Manager of Asset Management and Administration Planning Division of Integrated Trust Assets Business Group	Executive officer of MUTB, General Manager of Investment Research & Planning Division

Name	Date of Birth	Position at MUFG	Previous or Current Position

Mikiyasu Hiroi	September 21, 1955	Executive Officer of branches of Eastern Japan, Integrated Retail Banking Business Group	Executive Officer, Retail Banking, Eastern Region of Japan of BTMU

Takashi Mikumo	September 8, 1957	Executive Officer, Co-General Manager of Trust Business Panning Division of Integrated Corporate Banking Business Group	Executive officer of MUTB, General Manager of Corporate Agency Division

The board of directors, executive officers and corporate auditors may be contacted through our headquarters at Mitsubishi UFJ Financial Group, Inc., 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan.

All directors and corporate auditors were elected at a general meeting of shareholders. All executive officers were appointed by resolution of the board of directors. The regular term of office of a director is one year from the date of election and that of an executive officer is one year from the date of assumption of office, and the regular term of office of a corporate auditor is four years from the date of assumption of office. Directors and corporate auditors may serve their terms until the close of the annual general meeting of shareholders held in the last year of their terms, and executive officers may serve their terms until the close of the first board of directors meeting held after the annual general meeting of shareholders. Directors, executive officers and corporate auditors may serve any number of consecutive terms. None of our directors is party to a service contract with MUFG or any of its subsidiaries that provides for benefits upon termination of employment.

B.    Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by MUFG and its subsidiaries during the year ended March 31, 2007 to our directors and corporate auditors was ¥437million and ¥72 million, respectively.

Prior to June 28, 2007, in accordance with customary Japanese practice, when a director or corporate auditor retired, a proposal to pay a retirement allowance was submitted at the annual ordinary general meeting of shareholders for approval. The retirement allowance consisted of a one-time payment of a portion of the allowance paid at the time of retirement and periodic payments of the remaining amount for a prescribed number of years. After the shareholders’ approval was obtained, the retirement allowance for a director or corporate auditor was fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflected the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. MUFG did not set aside reserves for any retirement payments for directors and corporate auditors made under this practice. The aggregate amount of allowance paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2007 to our directors and corporate auditors who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions, was ¥228 million and ¥89 million, respectively.

MUFG has elected to discontinue its practice of paying a retirement allowance. MUFG, however, obtained a one-time shareholder approval on June 28, 2007 for retirement allowances for the current directors and corporate auditors, other than those elected at the most recent shareholders’ meeting. The current directors and corporate auditors other than those elected at the most recent shareholders’ meeting will be paid up to an aggregate amount of ¥287 million in the future at the time of their retirement. MUFG plans to set aside as of September 30, 2007 a reserve in the same amount for such retirement payments. In the future, MUFG does not plan to seek shareholder approvals for retirement allowances.

MUFG also obtained shareholder approval for the adoption of a stock-based compensation plan for directors and corporate auditors on June 28, 2007. Under the plan, the directors and corporate auditors will be offered stock options to acquire shares of MUFG common stock. Within one year of shareholder approval, MUFG may sell stock options representing up to 300 shares to directors and 100 shares to corporate auditors, subject to adjustment due to stock options and other changes, including the 1,000-to-one stock split expected to take effect as of September 30, 2007. The options are expected to be sold at a price determined by an officer duly authorized by the board of directors based on the fair value of the stock options to be offered. The exercise price is expected to be set at ¥1 per share. The duly authorized officer will also determine the exercise period not exceeding 30 years from the date on which the stock option is issued as well as other terms of the stock options.

As of August 3, 2007, our directors and corporate auditors held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Ryosuke Tamakoshi	12
Haruya Uehara	15
Nobuo Kuroyanagi	29
Katsunori Nagayasu	5
Yoshihiro Watanabe	28
Toshihide Mizuno	14
Hiroshi Saito	5
Shintaro Yasuda	11
Hirohisa Aoki	9
Fumiyuki Akikusa	10
Nobuyuki Hirano	15
Taihei Yuki	8
Iwao Okijima	4
Akio Harada	—
Takuma Otoshi	3

Corporate Auditors	Number of Shares Registered
Haruo Matsuki	7
Shota Yasuda	15
Takeo Imai	—
Tsutomu Takasuka	—
Kunie Okamoto	—

C.    Board Practices

Our articles of incorporation provide for a board of directors of not more than twenty members and not more than seven corporate auditors. Our corporate officers are responsible for executing our business operations, and our directors oversee these officers and set our fundamental strategies.

We currently have fifteen directors. Our board of directors has ultimate responsibility for the administration of our affairs. By resolution, our board of directors is empowered to appoint representative directors from the directors who may represent us severally. Our board of directors may also appoint a chairman, deputy chairmen, a president, deputy presidents, senior managing directors and managing directors from their members by resolution. Deputy presidents assist the president, and senior managing directors and managing directors assist the president and deputy presidents, if any, in the management of our day-by-day operations.

Under the Company Law, the resolution of the board of directors is required if any director wishes to engage in any business that is in competition with us. Additionally, no director may vote on a proposal, arrangement or contract in which that director is deemed to be materially interested.

Neither the Company Law nor our articles of incorporation contain special provisions as to the borrowing power exercisable by a director, the retirement age of our directors and corporate auditors or a requirement of our directors and corporate auditors to hold any shares of our capital stock.

The Company Law requires a resolution of the board of directors for a company to determine the execution of important business, to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge executive officers and other important employees, and to establish, change or abolish branch offices or other material corporate organizations, to float bonds, to establish internal control systems, and to exempt a director from liability to the company in accordance with applicable laws and regulations.

Under the Company Law and our articles of incorporation, we may exempt, by resolution of the board of directors, our directors and corporate auditors from liabilities to the company arising in connection with their failure to execute their duties within the limits stipulated by applicable laws and regulations. In addition, we have entered into a liability limitation agreement with each outside director and outside corporate auditor which limits the maximum amount of their liability to the company arising in connection with a failure to execute their duties to the greater of either ¥10 million or the aggregate sum of the amounts prescribed in item 1 of Article 425 of the Company Law and Article 113 and 114 of the Company Law Enforcement Regulations.

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

Our corporate auditors are obligated to attend meetings of our board of directors, and to make statements at the meetings if they deem necessary, although they are not entitled to vote at the meetings. Our corporate auditors comprise the board of corporate auditors, which determines matters relating to the performance of audits. The Company Law provides that a company that has or is required to have a board of corporate auditors must have three or more corporate auditors, and at least half of the corporate auditors must be outside corporate auditors. An outside corporate auditor is defined as a person who has not served as a director, account assistant, corporate executive officer (shikkoyakuin), manager or any other type of employee of the company or any of its subsidiaries prior to his or her appointment. In a company that has or is required to have a board of corporate auditors, one or more of the corporate auditors must be designated by the board of corporate auditors to serve on a full-time basis.

The Company Law permits two types of governance systems for large companies. The first system is for companies with audit, nomination and compensation committees and the other is for companies with corporate auditors. If a company has corporate auditors, it is not obligated to have any outside directors. Although we have adopted a board of corporate auditors, we have three outside directors as part of our efforts to further enhance our corporate governance.

In accordance with the Company Law, we have elected to adopt a corporate governance system based on corporate auditors. If a company has corporate auditors, it is not obligated to have any audit, nomination and compensation committees. In an effort to further enhance our corporate governance, however, we have voluntarily established our internal audit and compliance committee, nomination committee and compensation committee to support our board of directors.

Internal Audit and Compliance Committee.    The internal audit and compliance committee, a majority of which is comprised of outside directors and specialists, deliberates important matters relating to internal audits, internal control of financial information, financial audits, compliance, corporate risk management, and other internal control systems. This committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. We aim to enhance the effectiveness of internal audit functions by utilizing the external view points provided by the internal audit and compliance committee members. The chairman of the internal audit and compliance committee is Akio Harada, who is an outside director. The other members of this committee are Iwao Okijima, an outside director, Kouji Tajika, a certified public accountant, Yoshinari Tsutsumi, an attorney-at-law, and Haruya Uehara, the deputy chairman and chief audit officer. The internal audit and compliance committee met thirteen times from April 2006 to March 2007.

Nomination Committee.    The nomination committee, a majority of which is comprised of outside directors, deliberates matters relating to the appointment and dismissal of our directors and the directors of our banking subsidiaries. This committee makes reports and proposals to the board about important matters for deliberation. The chairman of the nomination committee is Iwao Okijima. The other members of this committee are Akio Harada, Takuma Otoshi, an outside director, and Nobuo Kuroyangi, President and CEO. The nomination committee met on May 15, 2007.

Compensation Committee.    The compensation committee, a majority of which is comprised of outside directors, deliberates matters relating to the compensation framework of our directors and the directors of our subsidiaries, as well as the compensation of our top management and the top management of our banking subsidiaries. This committee also makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. The chairman of the compensation committee is Takuma Otoshi. The other members of this committee are Iwao Okijima, Akio Harada and Nobuo Kuroyangi. The compensation committee met six times from April 2006 to March 2007.

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

As of August 31 2007, MUFG has three outside directors as members of its board of directors. For companies employing the corporate auditor system such as MUFG, the task of overseeing the management of the company is assigned to the corporate auditors as well as the board of directors. At least half of the corporate auditors are required to be an “outside corporate auditor” as defined below.

Under the Company Law, an “outside director” is defined as a director who has not served as an executive director, corporate executive officer, manager or any other type of employee of the relevant company or any of its subsidiaries prior to his or her appointment.

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

As of August 31 2007, MUFG had five corporate auditors, three of whom are outside corporate auditors.

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

D.    Employees

As of March 31, 2007, we had approximately 78,300 employees, compared to approximately 80,000 as of March 31, 2006 and 43,900 as of March 31, 2005. In addition, as of March 31, 2007, we had approximately 43,200 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and geographically, as of March 31, 2007. Most of our employees are members of our employee’s union, which negotiates on behalf of employees in relation to remuneration and working conditions.

Business unit
Bank of Tokyo-Mitsubishi UFJ:
Retail Banking Business Unit	27%
Corporate Banking Business Unit	13
Global Business Unit	24
Global Markets Unit	1
Operations and Systems Unit	8
Corporate Center / Independent Divisions	4
Mitsubishi UFJ Trust and Banking Corporation:
Trust-Banking	6
Trust Assets	2
Real Estate	1
Global Markets	1
Administration and subsidiaries	3
Mitsubishi UFJ Securities:
Sales Marketing Business Unit	4
Global Investment Banking Business Unit	1
Global Markets Business Unit	1
International Business Unit	1
Corporate Center and Others	2
Others	1

100%

Location
Bank of Tokyo-Mitsubishi UFJ:
Japan	52%
United States	16
Europe	2
Asia/Oceania excluding Japan	6
Other areas	1
Mitsubishi UFJ Trust and Banking Corporation:
Japan	13
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities:
Japan	8
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Others	1

100%

E.    Share Ownership

The information required by this item is set forth in “Item 6.B. Compensation and Item 7.B. Related Party Transactions.”

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders

Common Stock

As of March 31, 2007, we had 361,059 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2007, and the number and the percentage of such shares held by them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Japan Trustee Services Bank, Ltd.(1)	453,940	4.17%
The Master Trust Bank of Japan, Ltd.(1)	411,318	3.78
Hero & Co.(2)	348,622	3.20
Nippon Life Insurance Company	272,183	2.50
Meiji Yasuda Life Insurance Company(3)	175,000	1.61
The Chase Manhattan Bank, N.A. London	174,831	1.60
Japan Trustee Services Bank, Ltd. (Trust account 4)(1)	167,042	1.53
State Street Bank and Trust Company 505103	159,871	1.47
Meiji Yasuda Life Insurance Company	137,796	1.26
State Street Bank and Trust Company	135,184	1.24

Total	2,435,788	22.42%

(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	An owner of record for our American depositary shares.
(3)	These shares are those held in a pension trust account with Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Meiji Yasuda Life Insurance Company.

As of March 31, 2007, 214 shares, representing less than 0.01% of our outstanding common stock, were held by our directors and corporate auditors.

As of March 31, 2007, 1,353,741 shares, representing 12.46% of our outstanding common stock, were owned by 269 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 348,622 shares, or 3.20%, of our issued common stock.

Preferred Stock

The shareholders of our preferred stock, which are non-voting, appearing on the register of shareholders as of March 31, 2007, and the number and the percentage of such shares held by them, were as follows:

First series class 3 preferred stock

Name	Number of shares held	Percentage of total shares in issue
Meiji Yasuda Life Insurance Company	40,000	40%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	40,000	40
Nippon Life Insurance Company	20,000	20

Total	100,000	100%

Class 8 preferred stock

Name	Number of shares held	Percentage of total shares in issue
The Norinchukin Bank	17,700	100%

Total	17,700	100%

Class 11 preferred stock

Name	Number of shares held	Percentage of total shares in issue
UFJ Trustee Services PVT. (Bermuda) Limited as the trustee of UFJ International Finance (Bermuda) Trust	1	100%

Total	1	100%

Class 12 preferred stock

Name	Number of shares held	Percentage of total shares in issue
The Norinchukin Bank	22,400	66.46%
Daido Life Insurance Company	11,300	33.53

Total	33,700	100.00%

B.    Related Party Transactions

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2007, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

None of our directors or executive officers or corporate auditors, and none of the close members of their respective families, has had any transactions or has any presently proposed transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party.

No loans have been made to our directors or executive officers or corporate auditors other than in the normal course of business, on normal commercial terms and conditions. In addition, since April 2004, no loans have been made to our directors or executive officers or corporate auditors other than as permitted under Section 13(k) of the U.S. Securities Exchange Act and Rule 13k-1 promulgated thereunder.

No family relationship exists among any of our directors or executive officers or corporate auditors. No arrangement or understanding exists between any of our directors, executive officers or corporate auditors and any other person pursuant to which any director, executive officer or corporate auditor was elected to their position at MUFG.

We adopted a stock-based compensation plan for our directors, corporate auditors and executive officers pursuant to the approval of our shareholders effective as of June 28, 2007. We have also elected to discontinue the practice of paying our directors, corporate auditors and executive officers retirement allowances as of June 28, 2007. See “Item 6.B. Compensation” for additional information on the stock-based compensation plan and retirement allowances for directors and corporate auditors.

Under the stock-based compensation plan, our directors, corporate auditors and executive officers will be offered stock options to acquire shares of MUFG common stock. Within one year of our annual ordinary general meeting of shareholders, we may sell stock options representing 300 shares to directors and 100 shares to corporate auditors, subject to adjustment due to stock options and other changes, including the 1,000-to-one stock split expected to take effect as of September 30, 2007. The maximum aggregate number of shares that may be issued or transferred upon exercise of stock options sold to executive officers within the one-year period will be determined at a later date. The options are expected to be sold at a price determined by an officer duly authorized by the board of directors based on the fair value of the stock options to be offered. The exercise price is expected to be set at ¥1 per share. The duly authorized officer will also determine the exercise period not exceeding 30 years from the date on which the stock option is issued as well as other terms of the stock options.

C.    Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

A.    Consolidated Statements and Other Financial Information

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report and in “Selected Statistical Data” starting on page A-1 of this Annual Report.

Legal Proceedings

From time to time, we are involved in various litigation matters. Although the final resolution of any such matters could have a material effect on our consolidated operating results for a particular reporting period, based on our current knowledge and consultation with legal counsel, we believe the current litigation matters, when ultimately determined, will not materially affect our results of operations or financial position.

Distributions

Our board of directors submits a recommendation for an annual dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The annual dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to annual dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. On June 28, 2007, we paid year-end dividends in the amount of ¥6,000 per share of common stock for the fiscal year ended March 31, 2007.

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

A.    Offer and Listing Details

Market Price Information

The following table shows, for the periods indicated, the reported high and low sale prices for shares of our common stock on the Tokyo Stock Exchange, or the TSE, and of the ADSs on the NYSE.

	Price per share on the TSE		Price per ADS on the NYSE
	High	Low	High	Low
	(yen)		(US$)
Fiscal year ended March 31, 2003	1,060,000	438,000	8.31	3.65
Fiscal year ended March 31, 2004	1,080,000	351,000	10.11	2.98
Fiscal year ended March 31, 2005	1,230,000	800,000	10.40	7.12
Fiscal year ended March 31, 2006
First quarter	954,000	873,000	8.88	8.16
Second quarter	1,530,000	905,000	13.05	7.95
Third quarter	1,700,000	1,320,000	14.48	11.67
Fourth quarter	1,810,000	1,460,000	15.54	12.80
Fiscal year ending March 31, 2007
First quarter	1,950,000	1,370,000	16.75	12.15
Second quarter	1,660,000	1,410,000	14.37	12.17
Third quarter	1,600,000	1,360,000	13.24	11.73
Fourth quarter	1,550,000	1,260,000	12.85	11.01
March	1,470,000	1,260,000	12.14	11.01
Fiscal year ending March 31, 2008
April	1,380,000	1,250,000	11.72	10.42
May	1,430,000	1,240,000	11.72	10.41
June	1,430,000	1,340,000	11.69	10.70
July	1,390,000	1,270,000	11.48	10.60
August	1,240,000	1,020,000	10.33	9.03
September (through September 18)	1,120,000	990,000	9.49	8.60

B.    Plan of Distribution

Not applicable.

C.    Markets

The primary market for our common stock is the Tokyo Stock Exchange. Our common stock is also listed on the Nagoya and Osaka Securities Exchange in Japan. ADSs, each representing one one-thousandth of a share of common stock, are quoted on the NYSE under the symbol, “MTU.”

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Our Corporate Purpose

Article 2 of our articles of incorporation provides that our corporate purpose is to carry on the following businesses:

•	administration of management of banks, trust banks, specialized securities companies, insurance companies or other companies which we may own as our subsidiaries under the Japanese Banking Law; and

•	any other businesses incidental to the foregoing businesses mentioned in the preceding clause.

Board of Directors

For discussion of the provisions of our articles of incorporation as they apply to our directors, see “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Common Stock

We summarize below the material provisions of our articles of incorporation, our share handling regulations and the Company Law (Law No. 86 of 2005, also known as the Companies Act) as they relate to a type of joint stock company known as kabushiki kaisha, within which we fall. Because it is a summary, this discussion should be read together with our articles of incorporation and share handling regulations, which have been filed as exhibits to this Annual Report.

General

A joint stock company is a legal entity incorporated under the Company Law. The investment and rights of the shareholders of a joint stock company are represented by shares of stock in the company and shareholders’ liability is limited to the amount of the subscription for the shares.

Our authorized common share capital as of June 28, 2007 was comprised of 33,000,000 shares of common stock with no par value. On May 23, 2007, our board of directors adopted a resolution on a stock split (the “stock split”) pursuant to which each of our ordinary and preferred shares will, effective as of September 30, 2007, be split into 1,000 shares of the same class of securities, subject to approval by our shareholders. Our shareholders approved the stock split on June 27 and 28, 2007. Following the effectiveness of the stock split, our authorized common share capital will be comprised of 33,000,000,000 shares of common stock with no par value.

As of March 31, 2007, a total of 10,861,643.79 shares of common stock (including 652,968 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable. As of June 28, 2007, we were authorized to issue

1,076,901 (after the stock split becomes effective, 1,076,901,000) shares of preferred stock, including 120,000 (after the stock split becomes effective, 120,000,000) class 3 preferred shares, 400,000 (after the stock split becomes effective, 400,000,000) shares of each of the first to fourth series of class 5 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred shares does not exceed 400,000 (after the stock split becomes effective, 400,000,000) shares), 200,000 (after the stock split becomes effective, 200,000,000) shares of each of the first to fourth series of class 6 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred shares does not exceed 200,000 (after the stock split becomes effective, 200,000,000) shares), 200,000 (after the stock split becomes effective, 200,000,000) shares of each of the first to fourth series of class 7 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred shares does not exceed 200,000 (after the stock split becomes effective, 200,000,000) shares), 27,000 (after the stock split becomes effective, 27,000,000) class 8 preferred shares, one (after the stock split becomes effective, 1,000) class 11 preferred share and 129,900 (after the stock split becomes effective, 129,900,000) class 12 preferred shares. As of March 31, 2007, we had 100,000 class 3 preferred shares, 17,700 class 8 preferred shares, one class 11 preferred share and 33,700 class 12 preferred shares issued and outstanding. On February 14, 2007, 22,800 class 12 preferred shares were converted into 28,643 shares of common stock. On February 19, 2007, 45,400 class 12 preferred shares were converted into 57,035 shares of common stock. On March 13, 2007, 11,300 class 12 preferred shares were converted into 14,195 shares of common stock.

We may issue shares from our authorized but unissued share capital following a resolution to that effect by our board of directors. An increase in our authorized share capital is only possible by amendment of our articles of incorporation, which generally requires shareholders’ special approval.

Under the Company Law and our articles of incorporation, shares are transferable by delivery of share certificates. Our articles of incorporation also provide that we will not issue share certificates for shares which do not constitute a whole unit, where a whole unit is comprised of 100 shares. In order to assert shareholders’ rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with the Company Law and our share handling regulations. The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs, or its nominee. Accordingly, holders of ADSs will not be able to assert shareholders’ rights other than as provided in the agreement among us, the depositary and the holders of the ADSs.

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

A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange will be subject to the new central clearing system. On the same day, all existing share certificates for such shares will become null and void, and companies will not be required to collect those share certificates from shareholders. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Dividends

Dividends are distributed in proportion to the number of shares owned by each shareholder on the record date for the dividend. Dividends for each financial period may be distributed following shareholders’ approval at a general meeting of shareholders.

Payment of dividends on common stock is subject to the preferential dividend rights of holders of preferred stock.

Under the Banking Law and our articles of incorporation, our financial accounts are closed on March 31 of each year, and dividends, if any, are paid to shareholders of record as of March 31 following shareholders’ approval at a general meeting of shareholders. In addition to year-end dividends, our board of directors may by resolution declare an interim cash dividend to shareholders of record as of September 30 of each year. Under the Company Law, distribution of dividends will take the form of distribution of surplus (as defined below). We will be permitted to make distributions of surplus to our shareholders any number of times per fiscal year pursuant to resolutions of our general meetings of shareholders, subject to certain limitations described below. Distributions of surplus are in principle required to be authorized by a resolution of a general meeting of shareholders. Distributions of surplus would, however, be permitted to be made pursuant to a resolution of our board of directors if:

(a)	our articles of incorporation so provide (our articles of incorporation currently contain no such provisions);

(b)	the normal term of office of our directors is one year; and

(c)	certain conditions concerning our non-consolidated annual financial statements and certain documents for the latest fiscal year as required by an ordinance of the Ministry of Justice are satisfied.

In an exception to the above rule, even if the requirements described in (a) through (c) are not met, we are permitted to make distributions of surplus in cash to our shareholders by resolutions of the board of directors once per fiscal year as mentioned above concerning interim cash dividend.

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

(3)	the losses recorded for the period after the end of our last fiscal year until the date of an extraordinary settlement of account (if any) as set out in an ordinance of the Ministry of Justice; and

(4)	other amounts as set out in an ordinance of the Ministry of Justice.

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

Capital and Reserves

Under the Company Law, we may reduce our additional paid-in capital or legal reserve (without limitation as to the amount of such reduction) as mentioned previously, generally by resolution of a general meeting of shareholders and, if so resolved in the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. We may also reduce our stated capital generally by special resolution of a general meeting of shareholder and, if so resolved in the same resolution, such reduction may account for the whole or any part of the amount of such reduction as additional paid-in capital or legal reserve. Conversely, we may reduce our surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a general meeting of shareholders.

Stock Splits

Stock splits of our outstanding stock may be effected at any time by resolution of the board of directors. When a stock split is to be effected, we may increase the authorized share capital to cover the number of shares to be increased by the stock split by amending our articles of incorporation by resolution of the board of directors without approval by special resolution of the general meeting of shareholders, unless more than one class of stock is issued and outstanding. In general, shareholders will not be required to exchange stock certificates for new stock certificates, but certificates representing the additional stock resulting from the stock split will be issued to shareholders. We must give public notice of the stock split, specifying a record date at least two weeks prior to the record date.

On May 23, 2007, our board of directors adopted a resolution on a stock split pursuant to which each of ordinary and preferred shares will, effective as of September 30, 2007, be split into 1,000 shares of the same class of securities, subject to approval by our shareholders. Our shareholders approved the stock split on June 27 and 28, 2007. Pursuant to the resolution, shareholders are required to submit their stock certificates. Our articles of incorporation were amended to increase the authorized share capital to cover the number of shares to be increased by the stock split, which amendment will become effective simultaneously with the effectiveness of the stock split.

Unit Share (tan-gen kabu) System

We are scheduled to adopt the unit share system, where 100 shares of ordinary and preferred shares shall each constitute a unit, as the amendment of our articles of incorporation to provide for such system has been approved at the shareholders’ meetings on June 27 and 28, 2007. Our articles of incorporation provide that we will not, as a general rule, issue certificates representing a number of shares less than a unit. Consequently, any fraction of a unit for which no share certificate is issued will not be transferable.

Under the unit share system, each unit of shares is entitled to one voting right. A holder of less than one unit of shares has no voting right. Our articles of incorporation provide that the holders of shares constituting less than a full unit will not have shareholder rights except for those specified in the Company Law or an ordinance of the Ministry of Justice, including rights (i) to receive dividends, (ii) to receive cash or other assets in case of consolidation or split of shares, stock-for-stock exchange or stock-for-stock transfer, corporate split or merger or (iii) to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders. Shareholders may require us to purchase shares constituting less than a unit at the current market price. In addition, holders of shares constituting less than a unit may require us to sell them such number of shares, which, when combined with the number of shares already held by such holder, shall constitute a whole unit of share; provided that we will be obliged to comply with such request only when we own a sufficient number of shares to accommodate the desired sale and purchase. The board of directors may reduce the number of shares constituting a unit or cease to use the unit share system by amendments to the articles of incorporation without shareholders’ approval even though amendments to the articles of incorporation generally require a special resolution of the general meeting of shareholders.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders who are entitled to vote at the relevant general meeting of shareholders. The record date for ordinary general meetings of our shareholders is March 31.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six consecutive months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a director at least eight weeks prior to the date of the meeting. The number of minimum voting rights, minimum percentage and time period necessary for exercising the minority shareholders rights described above may be decreased or shortened if our articles of incorporation so provide. Our articles of incorporation currently contain no such provisions.

Voting Rights

A holder of shares of our common stock is generally entitled to one voting right for each unit of common shares held. The common shares identified below are not entitled to voting rights even when such shares constitute a whole unit, and such common shares are not considered when determining whether a quorum exists for a shareholders’ meeting:

•	treasury shares;

•	shares held by a company in which we, we and our subsidiaries or our subsidiaries owns 25% or more of the total voting rights; and

•	shares issued after the record date as a result of conversion of convertible stock, exercise of stock acquisition rights, and fractional shareholders becoming a shareholder of a whole unit share.

On the other hand, holders of certain class of preferred shares shall be entitled to a voting right for each unit of preferred shares held under certain conditions provided for by relevant laws or regulations and our articles of incorporation. For example, when a proposal to pay the full amount of preferential dividends on any class of preferred shares in compliance with the terms of such preferred shares is not included in the agenda of the relevant shareholders meeting. See “—Preferred Stock.”

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

•	the removal of a director who was elected by cumulative voting or corporate auditor;

•	the exemption from liability of a director or corporate auditor, with certain exceptions;

•	a reduction in stated capital with certain exceptions in which a shareholders’ resolution is not required;

•	a distribution of in-kind dividends which meets certain requirements;

•	the transfer of the whole or an important part of our business, except in some limited circumstances;

•	the acquisition of the whole business of another company, except in some limited circumstances;

•	a dissolution, merger or consolidation, except for certain types of mergers;

•	a stock-for-stock exchange (kabushiki-kokan) or stock-for-stock transfer (kabushiki-iten), except in some limited circumstances; and

•	a corporate split, except in some limited circumstances.

A special resolution representing at least two-thirds of the voting rights represented at the meeting is required to approve these actions.

Our articles of incorporation do not include any provision that grants shareholders cumulative voting rights at elections of directors or corporate auditors.

Subscription Rights

Holders of our shares have no preemptive rights under our articles of incorporation. Under the Company Law, however, our board of directors may determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, these subscription rights must be given on uniform terms to all shareholders, and if a specified record date is set, it must be announced in a public notice at least two weeks prior to the record date. A notification to each individual shareholder must also be given at least two weeks prior to the subscription date.

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

Repurchase of Our Shares

We may repurchase our own shares:

•	through the Tokyo Stock Exchange or other stock exchanges on which our shares are listed, if authorized by a resolution of a general meeting of shareholders or our board of directors;

•	by way of a tender offer, if authorized by a resolution of a general meeting of shareholders or our board of directors;

•	from a specific party, if authorized by a special resolution of a general meeting of shareholders and we give notice thereof to shareholders prior to such general meeting, in general;

•

from all shareholders of a specific class of shares offering to sell their shares, if authorized by a resolution of a general meeting of shareholders or our board of directors and we give a public notice or notice thereof to all of the shareholders (if we repurchase any class of preferred shares, notices to all shareholders of the relevant class of preferred shares.); or

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

Repurchase of our own shares described above must satisfy various specified requirements. In general, the same restrictions on the distributable amount as described in the seventh paragraph under “—Common Stock—Dividends.” are applicable to the repurchase of our own shares, so the total amount of the repurchase price may not exceed the distributable amount.

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our repurchased shares by a resolution of our board of directors. As of March 31, 2007, we (excluding our subsidiaries) owned 651,793 treasury shares.

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

General

As of March 31, 2007, we were authorized under our articles of incorporation to issue nine classes of preferred stock totaling 1,306,601 shares of preferred stock, including 120,000 class 3 preferred shares, 400,000 shares of each of the first to fourth series of class 5 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred shares does not exceed 400,000 shares), 200,000 shares of each of the first to fourth series of class 6 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred shares does not exceed 200,000 shares), 200,000 shares of each of the first to fourth series of class 7 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred shares does not exceed 200,000 shares) 27,000 class 8 preferred shares, 79,700 class 9 preferred shares, 150,000 class 10 preferred shares, one class 11 preferred share and 129,900 class 12 preferred shares. Following the amendment of our articles of incorporation, as of June 28, 2007, we were authorized to issue seven classes of preferred stock totaling 1,076,901 (after the stock split becomes effective, 1,076,901,000) shares of preferred stock, including 120,000 (after the stock split becomes effective, 120,000,000) class 3 preferred shares, 400,000 (after the stock split becomes effective, 400,000,000) shares of each of the first to fourth series of class 5 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred shares does not exceed 400,000 (after the stock split becomes effective, 400,000,000) shares), 200,000 (after the stock split becomes effective, 200,000,000) shares of each of the first to fourth series of class 6 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred shares does not exceed 200,000 (after the stock split becomes effective, 200,000,000) shares), 200,000 (after the stock split becomes effective, 200,000,000) shares of each of the first to fourth series of class 7 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred shares does not exceed 200,000 (after the stock split becomes effective, 200,000,000) shares), 27,000 (after the stock split becomes effective, 270,000,000) class 8 preferred shares, one (after the stock split becomes effective, 1,000) class 11 preferred share and 129,900 (after the stock split becomes effective, 129,900,000) class 12 preferred shares. Our preferred shares have equal preference over shares of common stock in respect of dividend entitlements and distribution of assets upon our liquidation. However, holders of preferred shares are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our articles of incorporation. As of March 31, 2007, 100,000 shares of class 3 preferred shares, 17,700 class 8 preferred shares, one class 11 preferred share and 33,700 class 12 preferred shares had been outstanding, but there were no class 5 through 7, 9 and 10 preferred shares outstanding. On February 14, 2007, 22,800 class 12 preferred shares were converted into 28,643 shares of common stock. On February 19, 2007, 45,400 class 12 preferred shares were converted into 57,035 shares of common stock. On March 13, 2007, 11,300 class 12 preferred shares were converted into 14,195 shares of common stock. We may, at any time, following necessary authorization as described in the first paragraph under “Repurchase of Our Shares,” purchase and cancel, at fair value, any shares of preferred stock outstanding out of the distributable amount.

Class 3, first to fourth series of class 5 and first to fourth series of class 6 preferred shareholders are not entitled to request acquisition of their preferred shares in exchange for our common stock but we may acquire class 3, first to fourth series of class 5 and first to fourth series of class 6 preferred shares at our discretion pursuant to the terms and conditions provided by our articles of incorporation and the resolution of our board of directors. We may acquire shares of class 3 preferred shares at ¥2,500,000 (after the stock split becomes effective, ¥2,500) per share, in whole or in part, on or after February 18, 2010. The provisions for acquisition of first to fourth series of class 5 and first to fourth series of class 6 preferred shares will be determined by the board of directors at the time of issuance of such preferred shares. When issued, any holder of first to fourth series of class 6 and first to fourth series of class 7 preferred shares may request acquisition of such preferred shares in exchange for our common stock during the period determined by resolution of the board of directors adopted at the time of issuance of such preferred shares. Any first to fourth series of class 6 preferred shares or first to fourth series of class 7 preferred shares for which no request for acquisition in exchange for common stock is made during such period will be mandatorily acquired on the day immediately following the last day of such period (the “Mandatory Acquisition Date”) in the number obtained by dividing an amount equivalent to the subscription price per each relevant preferred share by the average daily closing price of our common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Acquisition Date. Any holder of class 8, 11 and 12 preferred shares may request acquisition of the relevant preferred shares in exchange for our common stock during the period as provided for in Attachments 1 through 3 of our articles of incorporation. Any class 8, 11 and 12 preferred shares for which no request for acquisition in exchange for common stock is made during such period will be mandatorily acquired on the Mandatory Acquisition Date in the number obtained by dividing an amount equivalent to the subscription price per each relevant preferred share by the average daily closing price of our common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Acquisition Date.

Preferred Dividends

In priority to the payment of dividends to holders of our common stock, the amount of preferred dividends payable each fiscal year for each class of our preferred stock is set forth below.

•

class 3 preferred shares: ¥60,000 per share as set by the resolution of our board of directors dated January 27, 2005 (after the stock split becomes effective, ¥60 per share) pursuant to our articles of incorporation

•

first to fourth series of class 5 preferred shares: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥250,000 (after the stock split becomes effective, ¥250) per share

•

first to fourth series of class 6 preferred shares: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125,000 (after the stock split becomes effective, ¥125) per share

•

first to fourth series of class 7 preferred shares: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125,000 (after the stock split becomes effective, ¥125) per share

•	class 8 preferred shares: ¥15,900 (after the stock split becomes effective, ¥15.9) per share

•	class 11 preferred shares: ¥5,300 (after the stock split becomes effective, ¥5.30) per share

•	class 12 preferred shares: ¥11,500 (after the stock split becomes effective, ¥11.5) per share

In the event that our board of directors decides to pay an interim dividend to holders of record of our common stock as of September 30 of any year, we will, in priority to the payment of that interim dividend, pay a preferred interim dividend in the amount specified in our articles of incorporation to holders of record of our preferred stock as of September 30 of the same time. The amount of any preferred interim dividend will be deducted from the preferred dividend payable on the relevant class of our preferred stock for the same fiscal year.

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

Liquidation Rights

In the event of our voluntary or involuntary liquidation, record holders of our preferred stock are entitled, equally in rank as among themselves, to receive before any distribution out of our residual assets is made to holders of our common stock, a distribution out of our residual assets of:

•	¥2,500,000 (after the stock split becomes effective, ¥2,500) per share of class 3 preferred shares,

•	¥2,500,000 (after the stock split becomes effective, ¥2,500) per share of first to fourth series of class 5 preferred shares,

•	¥2,500,000 (after the stock split becomes effective, ¥2,500) per share of first to fourth series of class 6 preferred shares,

•	¥2,500,000 (after the stock split becomes effective, ¥2,500) per share of first to fourth series of class 7 preferred shares,

•	¥3,000,000 (after the stock split becomes effective, ¥3,000) per share of class 8 preferred shares,

•	¥1,000,000 (after the stock split becomes effective, ¥1,000) per share of class 11 preferred shares, and

•	¥1,000,000 (after the stock split becomes effective, ¥1,000) per share of class 12 preferred shares.

The holders of our preferred stock are not entitled to any further dividends or other participation in or distribution of our residual assets upon our liquidation.

Voting Rights

No holder of our preferred stock has the right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under our articles of incorporation or other applicable law. Under our articles of incorporation, holders of our preferred stock will be entitled to receive notice of, and have one voting right per unit of preferred shares at, our general meetings of shareholders:

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

American Depositary Shares

The Bank of New York will issue the American depositary receipts, or ADRs. Each ADR will represent ownership interests in American depositary shares, or ADSs. Each ADS represents one thousandth of a share of our common stock until September 30, 2007, when, subject to the effectiveness of the stock split of our common stock, each ADS will represent one share of our common stock. Each ADS is held by BTMU, acting as custodian, at its principal office in Tokyo, on behalf of The Bank of New York, acting as depositary. Each ADS will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADS holders. The Bank of New York’s corporate trust office is located at 101 Barclay Street, New York, New York 10286 and its principal executive office is located at One Wall Street, New York, New York 10286. For a detailed discussion of the stock split of our common stock, see “Item 5.A. Operating and Financial Review and Prospects—Operting Results—Recent Developments.”

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

Cash.    The Bank of New York will convert any cash dividend or other cash distribution we pay on our common stock into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the United States. If that is not possible or if any approval from the Japanese government is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute the Japanese yen only to those ADS holders to whom it is possible to do so. The Bank of New York will hold the Japanese yen it cannot convert for the account of the ADS holders who have not been paid. It will not invest the Japanese yen and it will not be liable for any interest.

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

Following the effectiveness of the stock split and the adoption of the unit share system on September 30, 2007, the ADSs may only be presented for cancellation and release of the underlying shares of common stock or other deposited securities in multiples of 100 ADSs. Holders of ADRs evidencing less than 100 ADSs will not be entitled to delivery of any underlying shares or other deposited securities unless ADRs, together with other ADRs presented by the same holder at the same time, represent in the aggregate at least 100 ADSs. If any ADSs are surrendered but not cancelled pursuant to the preceding sentence, The Bank of New York will execute and deliver an ADR or ADRs evidencing the balance of ADSs not so cancelled to the person or persons surrendering the same.

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

C.    Material Contracts

Except as described elsewhere in this Annual Report, all contracts entered into by us in the past two years preceding the filing of this Annual Report were entered into in the ordinary course of business.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before March 31, 2009 pursuant to Japanese tax law. After such date, the maximum withholding rate for U.S. holders (as defined below), which is generally set at 10% of the gross amount distributed, shall be applicable pursuant to the Tax Convention (as defined below).

On March 30, 2004, the Convention between the Government of the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Convention”), has become effective to replace its predecessor, which was signed on March 8, 1971 (the “Prior Treaty”). The Tax Convention establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate for U.S. holders (as defined below) is generally set at 10% of the gross amount distributed. However, the maximum rate is 5% of the gross amount distributed if the recipient is a corporation and owns directly or indirectly, on the date on which entitlement to the dividends is determined, at least 10% of the voting shares of the paying corporation. Furthermore, the amount distributed shall not be taxed if the recipient is (i) a pension fund which is a United States resident, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund or (ii) a parent company with a controlling interest in the paying company and satisfies certain other requirements. U.S. holders (as defined below) are urged to consult their own tax advisors with respect to their eligibility for benefits under the Prior Treaty and the Tax Convention.

Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable. The rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before March 31, 2009 and 15% thereafter, except for dividends paid to any individual non-resident holder who holds 5% or more of our issued shares for which the applicable rate is 20%.

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

Special adverse United States federal income tax rules apply if a U.S. holder holds shares or ADSs of a company that is treated as a “passive foreign investment company” (a “PFIC”) for any taxable year during which the U.S. holder held shares or ADSs. Based upon proposed Treasury regulations and upon certain management estimates, we do not expect MUFG to be a PFIC for United States federal income tax purposes in the current year or in future years. However, there can be no assurance that the described proposed regulations will be finalized in their current form, and the determination of whether MUFG is a PFIC is based upon, among other things, the composition of our income and assets and the value of our assets from time to time. U.S. holders should consult their own tax advisors as to the potential application of the PFIC rules to their ownership and disposition of shares or ADSs.

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

Numerous changes in MUFG’s business environment have occurred as a result of deregulation and globalization of the financial industry, and the advancement of information technology. MUFG aims to be a global and comprehensive financial group encompassing leading commercial and trust banks, and securities firms in Japan. Risk management plays an increasingly important role as the risks faced by financial groups such as MUFG increase in scope and variety.

MUFG identifies various risks arising from businesses based on uniform criteria, and implements integrated risk management to ensure a stronger financial condition and to maximize shareholder value. Based on this policy, MUFG identifies, measures, controls and monitors a wide variety of risks so as to achieve a stable balance between earnings and risks. We undertake risk management to create an appropriate capital structure and to achieve optimal allocation of resources.

Risk Classification

At the holding company level, MUFG broadly classifies and defines risk categories faced by the Group. Group companies perform more detailed risk management based on their respective operations.

Type of Risk	Definition
Credit Risk	The risk of financial loss in credit assets (including off-balance sheet instruments) caused by deterioration in the credit conditions of counterparties. This category includes country risk.

Market Risk	Market risk is the risk of financial loss where the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices and foreign exchange rates. Market liquidity risk is the risk of financial loss caused by the inability to secure market transactions at the required volume or price levels as a result of market turbulence or lack of trading liquidity.

Liquidity Risk	The risk of incurring loss if a poor financial position at a group company hampers the ability to meet funding requirements or necessitates fund procurement at interest rates markedly higher than normal.

Operational Risk	The risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events.

• Operations Risk	The risk of incurring loss that might be caused by negligence of correct operational processing, or by incidents or misconduct by either officers or staff, as well as risks similar to this risk.

• Information Asset Risk	The risk of loss caused by loss, alteration, falsification or leakage of information, or by destruction, disruption, errors or misuse of information systems, as well as risks similar to this risk.

• Reputation Risk	The risk of loss due to deterioration in reputation as a consequence of the spread of rumors among customers or in the market, or as a consequence of inadequate response to the circumstance by MUFG, as well as risks similar to this risk.

Risk Management System

MUFG has adopted an integrated risk management system and promotes close cooperation among the holding company and group companies. The holding company and the major subsidiaries (which include The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, and Mitsubishi UFJ Securities Co., Ltd., or MUS) each appoint Chief Risk Management Officers and establish independent risk management divisions. At Risk Management Committees, our management members discuss and dynamically manage various types of risks from both qualitative and quantitative perspectives. The Board of Directors determines risk management policies for various types of risk based on the discussions held by these committees.

The holding company seeks to enhance groupwide risk identification; to integrate and improve the Group’s risk management system and related methods; to maintain asset quality; and to eliminate concentrations of specific risks. Groupwide risk management policy is determined at the holding company level and each group company implements and improves its own risk management system. BTMU and MUTB have deliberated plans to upgrade risk management systems in line with the requirements for major banks stipulated by the Financial Services Agency of Japan and have been constructing advanced risk management systems.

Business Continuity Management

Based on a clear critical response rationale and associated decision-making criteria, MUFG has developed systems to ensure that operations are not interrupted or can be restored to normal quickly in the event of a natural disaster or system failure so as to minimize any disruption to customers and markets. A crisis management team within the holding company is the central coordinating body in the event of any emergency. Based on information collected from crisis management personnel at the major subsidiaries, this central body would assess the overall impact of a crisis on the Group’s business and establish task forces that could implement all countermeasures to restore full operations. MUFG has business continuity plans to maintain continuous operational viability in the event of natural disasters, system failures and other types of emergencies. Regular training drills are conducted to upgrade the practical effectiveness of these systems.

Implementation of Basel II

The Basel Committee on Banking Supervision of the Bank for International Settlements, or BIS, sets capital adequacy standards for all internationally active banks to ensure minimum levels of capital. The Basel Committee worked over recent years to revise the 1988 Accord and, in June 2004, the Committee released “International Convergence of Capital Measurement and Capital Standards: A Revised Framework.” This new framework, called Basel II, has been applied to Japanese banks since March 31, 2007. Basel II is based on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information. The goal of Basel II is to have these three pillars mutually reinforce each other to ensure the effectiveness of regulations. Basel II is thus a more comprehensive regulatory framework for ensuring the soundness and stability of the international banking system. In addition, with respect to credit risk and operational risk, Basel II provides more risk-sensitive approaches and a range of options for measuring risks and determining the capital requirements. As a result, Basel II also reflects the nature of risks at each bank more closely. Based on the principles of Basel II, MUFG adopted the Foundation Internal Ratings-Based Approach to calculate its capital requirements for credit risk. The Standardised Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements and a few subsidiaries have adopted a phased rollout of the IRB approach. MUFG adopted the Standardised Approach to calculate its capital requirements for operational risk. As for market risk, MUFG adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardised Method to calculate specific risk.

Credit Risk Management

Credit risk is the risk of losses due to deterioration in the financial condition of a borrower.

MUFG has established risk management systems to maintain asset quality, manage credit risk exposure and achieve earnings commensurate with risk.

Our major banking subsidiaries apply a uniform credit rating system for asset evaluation and assessment as well as the quantitative measurement of credit risk. This system also underpins management of loan pricing and credit portfolios.

Our major banking subsidiaries continually seek to upgrade credit portfolio management, or CPM, expertise to achieve improved risk-adjusted return, based on the Group’s credit portfolio status and flexible response capability to economic and other external changes.

Credit Risk Management System

The credit portfolios of our major banking subsidiaries are monitored and assessed on a regular basis to maintain and improve asset quality. Uniform credit ratings as well as an asset evaluation and assessment system are used to ensure timely and proper evaluation of all credit risks. Under the MUFG credit risk management framework, each major banking subsidiary manages its respective credit risk on a consolidated and global basis, while the holding company oversees and manages credit risk on an overall group-wide basis. The holding company also convenes regular committee meetings to monitor credit risk management at major banking subsidiaries and to issue guidance where necessary.

At each major banking subsidiary, we have in place a system of checks and balances in which a credit administration section that is independent of the business promotion sections screens individual transactions and manages the extensions of credit. At the management level, regular meetings of credit and investment management committee and related deliberative bodies ensure full discussion of important matters related to credit risk management. Besides such checks and balances and internal oversight systems, credit examination functions also undertake credit testing and evaluation to ensure appropriate credit risk management. The following diagram summarizes the credit risk management framework for the major banking subsidiaries:

Credit Rating System

Our major banking subsidiaries introduced a unified criteria, an integrated credit rating system to evaluate credit risk. This rating system underpins credit risk management across MUFG. The system classifies borrowers into 15 grades using probability of default rates as a common criterion, an approach that conforms to Basel II and is also consistent with the borrower grades used in asset evaluation and assessment. We believe this credit rating system is an objective framework that also incorporates timely market factors such as share prices and external ratings where appropriate.

Country risk is evaluated and managed under a separate system. Our major banking subsidiaries assign uniform ratings for countries. These ratings are reviewed periodically to take into account relevant political and economic factors, including foreign currency availability.

The following table sets forth our borrower grades:

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

Loan Portfolio Management

MUFG aims to achieve and maintain levels of earnings commensurate with credit risk exposure. Products are priced to take into account expected losses, based on internal credit ratings.

Our major banking subsidiaries assess and monitor loan amounts and credit exposure by credit rating, industry and region. Portfolios are appropriately managed to limit concentrations of risk in specific categories by establishing large exposure guideline.

To manage country risk, our major banking subsidiaries have established specific credit ceilings by country. These ceilings are reviewed when there is any material change in a country’s credit standing, in addition to regular review.

Continuous CPM Improvement

Reflecting the growth in global markets for securitized products and credit derivatives, our major banking subsidiaries actively seek to supplement conventional credit portfolio management, or CPM, techniques with advanced methods based on the use of such market-based instruments.

Through credit risk quantification and portfolio management, MUFG aims to improve the risk-return profile of the Group’s credit portfolio using financial markets to rebalance credit portfolios in a dynamic and active manner, based on an accurate assessment of credit risk. The following diagram summarizes our CPM framework:

Risk Management of Strategic Equity Portfolio

Strategic equity investment risk is the risk of loss caused by a decline in the prices of equity investments of MUFG.

Our major banking subsidiaries use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically-held listed stocks as of March 31, 2007 was subject to a variation of approximately ¥4.2 billion per point of movement in the TOPIX index.

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

Market Risk Management System

MUFG has adopted an integrated system to manage market risk from its trading and non-trading activities. The holding company monitors group-wide market risk, while each of the major subsidiaries manages its market risks on a consolidated and global basis.

At each of the major subsidiaries, checks and balances are maintained through a system in which back and middle offices operate independently from front offices. In addition, separate Asset-Liability Management, or ALM, Committee, ALM Council and Risk Management Meetings are held at each of the major subsidiaries every month to deliberate important matters related to market risk and control.

The major subsidiaries have established quantitative limits relating to market risk based on their allocated economic capital. In addition, in order to keep losses within predetermined limits, the major subsidiaries have also set limits for the maximum amount of losses arising from market activities. The following diagram summarizes the market risk management system of each major subsidiary:

Management System of the Major Subsidiaries

Market Risk Management and Control

At the holding company and the major subsidiaries, market risk exposure is reported to the Chief Risk Management Officers on a daily basis. At the holding company, the Chief Risk Management Officer monitors market risk exposure across the Group as well as the major subsidiaries’ control over their quantitative limits for market risk and losses. Meanwhile, the Chief Risk Management Officers at the major subsidiaries monitor their own market risk exposure and their control over their quantitative limits for market risk and losses. In addition, various analyses on risk profiles, including stress testing, are conducted and reported to the Executive Committees and the Corporate Risk Management Committees on a regular basis.

At the business unit levels in the major subsidiaries, the market risks on their marketable assets and liabilities, such as interest rate risk and foreign exchange rate risk, are controlled by entering into various hedging transactions using marketable securities and derivatives. For a detailed discussion of the financial instruments employed as part of our risk management strategy, see note 25 to our consolidated financial statements.

Activities in the trading business are performed in accordance with the predetermined rules and procedures. The internal auditors as well as independent accounting auditors regularly verify the appropriateness of the management controls over these activities and the risk evaluation models adopted.

Market Risk Measurement Model

Market risks consist of general risks and specific risks. General market risks result from changes in entire markets, while specific risks relate to changes in the prices of individual stocks and bonds which are independent of the overall direction of the market.

To measure general market risks, MUFG uses the VaR method which estimates changes in the market value of portfolios within a certain period by statistically analyzing past market data. Since the daily variation in market risk is significantly greater than that in other types of risk, MUFG measures and manages market risk using VaR on a daily basis.

Market risk for trading and non-trading activities is measured using a uniform market risk measurement model. The principle model used for these activities is historical simulation (HS) model (holding period, 10 days; confidence interval, 99%; and observation period, 701 business days). The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past. This method is capable of capturing certain statistically infrequent movements, such as a fat tail, and accounts for the characteristics of financial instruments with non-linear behavior. The holding company and banking subsidiaries also use the HS model to calculate Basel II regulatory capital adequacy ratios. MUFG has notified the Financial Services Agency of its use as the internal market risk model, and received approval for its use of the model in March 2007.

In calculating VaR using the HS method, MUFG has implemented an integrated market risk measurement system throughout the Group. The major subsidiaries calculate their VaR based on the risk and market data prepared by the information systems of their front offices and other departments. The major subsidiaries provides this risk data to the holding company, which calculates overall VaR taking into account the diversification effect among all portfolios of the major subsidiaries.

For the purpose of internally evaluating capital adequacy on an economic capital basis in terms of market risk, we use this market risk measurement model to calculate risk amounts based on a holding period of one year and a confidence interval of 99%.

Monitoring and managing our sensitivity to interest rate fluctuations is the key to managing market risk in MUFG’s non-trading activities. The major banking subsidiaries take the following approach to measuring risks concerning core deposits, loan prepayments and early deposit withdrawals.

To measure interest rate risk relating to deposits without contract-based fixed maturities, the amount of “core deposits” is calculated through a statistical analysis based on deposit balance trend data and the outlook for interest rates on deposits, business decisions, and other factors. The amount of “core deposit” is categorized into various groups of maturity terms of up to five years (2.5 years on average) to recognize interest risk. The calculation assumptions and methods to determine the amount of core deposits and maturity term categorization are regularly reviewed.

Meanwhile, deposits and loans with contract-based maturities are sometimes cancelled or repaid before their maturity dates. To measure interest rate risk for these deposits and loans, MUFG reflects these early termination events mainly by applying early termination rates calculated based on a statistical analysis of historical repayment and cancellation data together with historical market interest rate data.

Summaries of Market Risks (Fiscal Year Ended March 2007)

Trading activities

The aggregate VaR for MUFG’s total trading activities as of March 31, 2007 was ¥16.04 billion, comprising interest-rate risk exposure of ¥4.68 billion, foreign exchange risk exposure of ¥5.98 billion, and equity-related risk exposure of ¥8.77 billion. Compared with the VaR as of March 31, 2006, MUFG experienced a large increase in market risk during the fiscal year in review, particularly its exposure to foreign exchange and equity-related risk.

MUFG’s average daily VaR for the fiscal year ended March 2007 was ¥6.40 billion, rising from the daily VaR of ¥4.13 billion for the period between January and March 2006. This primarily reflected an increase in interest-rate risk and equity-related risk.

Due to the nature of trading operations which involves frequent changes in trading positions, market risk varied substantially during the fiscal year depending on our trading positions. The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

	Billions of Yen
April 1, 2005—September 30, 2005	Average	Maximum	Minimum	Sep 30, 2005
MTFG	¥7.69	¥15.39	¥2.53	¥4.11
Interest rate	7.76	15.14	2.17	4.04
Yen	6.99	14.39	1.24	3.36
Dollars	0.70	1.77	0.25	0.50
Foreign Exchange	1.16	2.46	0.20	0.94
Equities	0.55	4.04	0.23	0.25
Commodities	0.11	0.25	0.01	0.12
Diversification Effect	(1.89)	—	—	(1.24)

UFJ Bank	2.5	3.2	1.5	1.8

UFJ Trust Bank	—	—	—	—

	Billions of Yen
October 1, 2005—December 31, 2005	Average	Maximum	Minimum	Dec 31, 2005
MUFG (excluding UFJ Bank)	¥3.53	¥5.36	¥2.25	¥2.29
Interest rate	2.60	4.11	2.00	2.11
Yen	1.69	3.48	1.02	1.38
Dollars	0.71	1.20	0.39	1.03
Foreign Exchange	2.71	4.62	0.99	1.86
Equities	0.42	1.07	0.27	0.27
Commodities	0.19	0.36	0.12	0.13
Diversification Effect	(2.38)	—	—	(2.08)

UFJ Bank	1.2	1.9	0.6	0.7

	Billions of Yen
January 1, 2006—March 31, 2006	Average	Maximum	Minimum	Mar 31, 2006
MUFG	¥4.13	¥5.40	¥3.45	¥3.81
Interest rate	3.64	5.71	2.63	3.65
Yen	2.72	5.51	1.71	2.51
Dollars	0.90	1.75	0.49	1.35
Foreign Exchange	1.83	3.72	0.74	0.74
Equities	0.50	2.10	0.24	0.45
Commodities	0.12	0.16	0.07	0.07
Diversification Effect	(1.97)	—	—	(1.10)

	Billions of Yen
April 1, 2006—March 31, 2007	Average	Maximum	Minimum	Mar 31, 2007
MUFG	¥6.40	¥20.80	¥2.79	¥16.04
Interest rate	4.60	8.48	2.78	4.68
Yen	2.55	5.13	1.10	2.37
Dollars	1.25	3.27	0.43	1.32
Foreign Exchange	2.03	5.98	0.46	5.98
Equities	1.52	14.64	0.24	8.77
Commodities	0.11	0.34	0.04	0.16
Diversification Effect	1.85	—	—	3.55

Assumption for VaR calculations:

MTFG/MUFG	Historical simulation method Holding period: 10 days Confidence interval: 99% Observation period: 701 business days

UFJ Bank	Historical simulation method Holding period: 1 day Confidence interval: 99% Observation period: 750 trading days

UFJ Trust Bank	Variance-covariance method Holding period: 1 day Confidence interval: 99% Observation period: 2 years

Note:	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

In addition, the VaR for MUFG’s total trading activities in the fiscal year ended March 31, 2006 are divided into separate periods to reflect the mergers of the holding companies and of the trust banks in October 2005 as well as the merger of the two commercial banks in January 2006. The former Mitsubishi Tokyo Financial Group (MTFG) and UFJ Group used different risk measurement methods, and the pre-merger figures are based on these respective approaches. Hence, valid year-on-year VaR comparisons can only be made between MUFG and surviving entities from MTFG.

The average daily VaR by quarter in the fiscal year ended March 31, 2007 was as follows:

Billions of Yen
Quarter	Daily average VaR
April—June 2006	¥5.28
July—September 2006	5.36
October—December 2006	5.16
January—March 2007	9.87

The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of trading business. During the fiscal year ended March 31, 2007, the revenue from our trading activities has been relatively stable, keeping positive numbers in 221days out of 259 trading days in the period. During the same period, there were 80 days with positive revenue exceeding ¥1 billion and 5 days with negative revenue exceeding minus ¥1 billion.

Non-trading Activities

The Aggregate VaR for MUFG’s total non-trading activities as of March 31, 2007, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥199.6 billion. Market risks related to interest rates equaled ¥174.8 billion and equities-related risks equaled ¥94.7 billion. Compared to the VaR for MUFG at March 31, 2006, the decrease in overall market risk was ¥12.4 billion. Market risks related to interest-rate risk decreased by ¥13.6 billion. Equities-related risks decreased by ¥4.9 billion.

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 65% of our total non-trading activity market risks. The following table shows the VaR related to our non-trading activities by risk category for the fiscal year ended March 31, 2007:

	Billions of Yen
April 1, 2006—March 31, 2007	Average	Maximum	Minimum	Mar 31, 2007
Interest rate	¥168.5	¥185.8	¥142.4	¥174.8
Yen	106.9	127.7	80.1	115.8
Dollars	94.8	106.6	79.0	88.3
Foreign Exchange	19.1	25.7	13.8	17.8
Equities	97.1	111.7	62.9	94.7
Total	197.1	220.3	176.6	199.6

Assumption for VaR calculations:

Historical simulation method

Holding period: 10 days

Confidence interval: 99%

Observation period: 701 business days

Note:	The maximum and minimum VaR overall for each category and in total were taken from different days. The equities-related risk figures do not include market risk exposure from our strategic equity portfolio. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily interest rate VaR by quarter in the fiscal year ended March 31,2007 was as follows.

Billions of Yen
Quarter	Daily average VaR
April—June 2006	¥188.00
July—September 2006	192.81
October—December 2006	198.97
January—March 2007	208.75

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2007 against that of March 31, 2006, there were a 3 percentage point increase in Japanese yen from 49 % to 52 % and a 4 percentage point decrease in US dollar from 43% to 39%, and Euro stays at the same level at 8%.

Backtesting

We conduct backtesting in which a VaR is compared with actual realized and unrealized losses on a daily basis to verify the accuracy of our VaR measurement model. We also conduct additional backtesting using other methods, including testing VaR against hypothetical losses and testing VaR by such changing various parameters as confidence intervals and observation periods, used in the model.

Actual losses never exceeded VaR in the fiscal year ended March 2007. This means that MUFG’s VaR model provided reasonably accurate measurements of market risk during the fiscal year.

Stress Testing

MUFG has adopted an HS-VaR model, which calculates a VaR as a statistically possible amount of losses in a fixed confidence interval based on historical market volatility. However, the HS-VaR model is not designed to capture certain abnormal market fluctuations. In order to complement this weakness of the model, MUFG conducts portfolio stress testing to measure potential losses using a variety of scenarios.

The holding company and the major subsidiaries conduct stress testing on a daily, monthly and quarterly basis to monitor their overall portfolio risk by applying various scenarios. For example, the holding campany tests estimate potential losses resulting from scenarios reflecting the market conditions at the time of testing, scenarios based on extreme historic market conditions, such as Black Monday or the 1994 bond sell-off, and scenarios involving the largest fluctuations in markets over a specific period in the past.

Daily stress testing at the holding company estimates maximum potential losses in each market on the current trading portfolio based on the worst ten-day historical volatility recorded during the VaR observation period of 701 days. As of March 31, 2007, the maximum predicted losses at the Group level on this basis were ¥19.1 billion for trading activities and ¥249.7 billion for non-trading activities, compared to ¥4.5 billion and ¥246.3 billion, respectively, as of March 31, 2006.

Liquidity Risk Management

Liquidity risk is the risk of incurring losses if a poor financial position hampers the ability to meet funding requirements, or necessitates fund procurement at interest rates markedly higher than normal.

The major subsidiaries maintain appropriate liquidity in both Japanese yen and foreign currencies by managing their funding sources and mechanism, such as liquidity gap, liquidity-supplying products such as commitment lines, and buffer assets.

MUFG has established a group-wide system for managing liquidity risk by categorizing the risk in the following three stages: Normal, With-Concern, and Critical. The front offices and risk management offices of the major subsidiaries and the holding company exchange information and data on liquidity risk even at the Normal stage. At higher alert stages, we centralize information about liquidity risk and discuss issues relating to group-wide liquidity control actions among group companies, if necessary. We have also established a system for liaison and consultation on funding in preparation for contingency, such as natural disasters, wars and terrorist attacks. The holding company and the major subsidiaries conduct group-wide contingency preparedness drills on a regular basis to ensure smooth implementation in the event of an emergency.

Operational Risk Management

Operational risk refers to the risk of loss caused by either internal control issues, such as inadequate operational processes or misconduct, system failures, or external factors such as a natural disaster. The term includes a broad range of risks that could lead to losses, including operations risk, information asset risk, reputation risk, legal risk, and tangible asset risk. These risks that comprise operational risk are referred to as sub-category risks.

MUFG’s Board of Directors has approved the MUFG Operational Risk Management Policy as a group-wide policy for managing operational risk. This policy sets forth the core principles regarding operational risk management, including the definition of operational risk, and the risk management system and processes. The policy also requires the Board of Directors and the Executive Committee to formulate fundamental principles of operational risk management and establish and maintain an appropriate risk management system. The Chief Risk Management Officer is responsible for recognizing, evaluating, and appropriately managing operational risk in accordance with the fundamental principles formulated by the Board of Directors and the Executive Committee. A division in charge of operational risk management must be established that is independent of business promotion sections to manage overall operational risk in a comprehensive manner. These fundamental principles have also been approved by the Boards of Directors of the major subsidiaries, providing a consistent framework for operational risk management of MUFG Group. The diagram below sets forth the operational management system of each major banking subsidiary;

Management System of the Major Banking Subsidiaries

As set forth in the following diagram, MUFG has established a risk management framework for loss data collection, control self assessment (CSA), and measurement of operational risk in order to appropriately identify, recognize, evaluate, measure, control, monitor and report operational risk.

MUFG has also established group-wide reporting guidelines with respect to loss data collection and its monitoring. MUFG focuses its efforts on ensuring accurate assessment of the status of operational risk losses and the implementation of appropriate countermeasures, while maintaining databases of internal and external loss events.

The following diagram summarizes our operational risk management framework:

Risk Management Framework

Operations Risk Management

Operations risk refers to the risk of loss that is attributable to the actions of executives or employees, whether accidental or the result of neglect or deliberate misconduct. MUFG companies offer a wide range of financial services, ranging from commercial banking products such as deposits, exchange services and loans to trust and related services covering pensions, securities, real estate and securitization, as well as transfer agent services. Cognizant of the potentially significant impact that operations risk-related events could have in terms of both economic losses and damage to MUFG’s reputation, our banking subsidiaries are developing management systems to create and apply appropriate operations risk-related controls.

Specific ongoing measures to reduce operations risk include the development of databases to manage, analyze and prevent the recurrence of related loss events; efforts to tighten controls over administrative procedures and related operating authority, while striving to improve human resources management; investments in systems to improve the efficiency of administrative operations; and programs to expand and upgrade internal auditing and operational guidance systems.

Senior management receives regular reports on the status of MUFG businesses from an operations risk management perspective. MUFG works to promote the sharing within the Group of information and expertise concerning any operational incidents and the measures implemented to prevent any recurrence.

Efforts to upgrade the management of operations risk continue with the aim of providing MUFG customers with a variety of high-quality services.

Information Asset Risk Management

Information asset risk refers to the risk of loss caused by loss, alteration, falsification or leakage of information, or by destruction, disruption, errors or misuse of information systems, as well as risks similar to this risk. In order to ensure proper handling of information and prevent loss or leakage of information, the major banking subsidiaries are developing systems to manage and reduce such risks through the appointment of managers with specific responsibilities for information security issues, the establishment of internal procedures, training courses designed for all staff and the implementation of measures to ensure stable IT systems control.

MUFG has also formulated the Personal Information Protection Policy as the basis for ongoing programs to protect the confidentiality of personal information.

Systems planning, development and operations include appropriate design and extensive testing phases to ensure that systems are designed to help prevent failures while providing sufficient safeguards for the security of personal information. The status of the development of any mission-critical IT systems is reported regularly to senior management. MUFG has developed disaster countermeasures systems and has also been investing in duplication of the Group's IT infrastructure to minimize damage in the event of any system failure. Emergency drills are conducted to help increase staff preparedness.

With the aim of preventing any recurrence, MUFG also works to promote sharing of information within the Group related to the causes of any loss or leakage of information, or system failure.

Compliance

Basic Policy

The MUFG Group’s policy is to strictly observe laws, regulations and internal rules, and conduct its business in a fair, trustworthy and highly transparent manner based on the Group’s management philosophy of obtaining the trust and confidence of society as a whole. Furthermore, we have established an ethical framework and code of conduct as the basic ethical guidelines for the Group’s directors and employees. We have expressed our commitment to building a corporate culture in which we act with integrity and fairness in conformity with these guidelines.

Recently, some of our group companies and we have received administrative orders from government authorities in Japan and abroad. We view these actions with the deepest concern. In response, MUFG is working to ensure an appropriate compliance structure across the MUFG Group. We will make every effort to restore trust in the Group by maintaining sound and appropriate business management, through such means as establishing sales practices which better take into account the interests of our customers.

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

Compliance Framework

Management and coordination of compliance-related matters are the responsibility of separate compliance management divisions established at the holding company and the major subsidiaries. Each compliance management division formulates compliance programs and organizes training courses to promote compliance, and regularly reports to each company’s Board of Directors and Executive Committee on the status of compliance activities.

The holding company and each major subsidiary have also established voluntary committees, such as an Internal Audit and Compliance Committee where members from outside the Group account for a majority, and a Compliance Committee. Through these measures, we have established a structure for deliberating key issues related to compliance. Additionally, Group CCO (Chief Compliance Officer) Committee was established within the holding company in April 2007 to reinforce the holding company’s business administration functions with respect to group companies.

CCO of Holding Company

The director responsible for compliance at the holding company has been named the chief compliance officer, or CCO, of the holding company. The CCOs of the major subsidiaries have been appointed as the deputy CCOs of the holding company to assist the chief CCO. This system promotes the rapid reporting of compliance-related information to the holding company and also strengthens the ability of the CCO of the holding company to provide compliance-related guidance, advice, and instructions to MUFG Group companies.

Establishment of Group CCO Committee

A Group CCO Committee was established under the Executive Committee of the holding company. The committee consists of the CCO of the holding company as the committee chairman and the CCOs of the major subsidiaries.

By enhancing the exchange of compliance-related information among the MUFG Group companies, the committee strives to strengthen the Group’s incident prevention controls more proactively respond to problematic situations. The committee also aims to continuously improve compliance systems throughout the Group.

The following diagram summarizes our compliance framework:

Internal Reporting System and Accounting Auditing Hotline

The holding company and the major subsidiaries have established internal reporting systems that aim to identify compliance issues early so that any problems can be quickly rectified. This system includes an independent external compliance hotline.

In addition to these internal reporting systems, the holding company has also established an accounting auditing hotline that provides a means to report any problems related to MUFG accounting.

Accounting Auditing Hotline

MUFG has set up an accounting auditing hotline to be used to make reports related to instances of improper practices (violations of laws and regulations) and inappropriate practices, or of practices raising questions about such impropriety or inappropriateness, regarding accounting and internal control or audits related to accounting in Group companies. The reporting process works as follows, and may be carried out via letter or e-mail:

Hokusei Law Office

Address: Kojimachi 4-3-4, Chiyoda-ku, Tokyo

e-mail: MUFG-accounting-audit-hotline@hokusei-law.com

When reporting information please pay attention to the following:

•

Please include the name of the company concerned, and provide detailed information with respect to the matter. Without detailed factual information there is a limit to how much our investigations can achieve.

•	Anonymous information will be accepted.

•

No information regarding the identity of the informant will be passed on to third parties without the approval of the informant him- or herself. However, this excludes instances where disclosure is legally mandated, or to the extent that the information is necessary for surveys or reports, when data may be passed on following the removal of the informant’s name.

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

Group Internal Audit Framework

The board of directors at the holding company level has instituted MUFG’s internal audit policy to define the policy, function and organizational position of internal audits. Separate divisions have been created within the holding company and the major group subsidiaries (the Internal Audit Division at the holding company, the Internal Audit & Credit Examination Division at BTMU and the Audit Division at MUTB, and the Internal Audit Division and Inspections Division at MUS) to conduct internal audits based on this policy. These divisions perform the core internal audit functions of the Group. Through close cooperation and collaboration between the divisions in each of the four companies, these internal audit divisions provide coverage for the entire group and also support the board of directors in monitoring and overseeing all MUFG operations.

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

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as of the end of the period covered by this Annual Report.

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2007.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, MUFG’s principal executive and principal financial officers, and effected by MUFG’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP and includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of MUFG;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of MUFG are being made only in accordance with authorizations of management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of MUFG’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2007 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2007.

Management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in its report, presented on page 166.

Changes in Internal Control Over Financial Reporting

For the fiscal year ended March 31, 2006, our management recognized that there were material weaknesses in our internal control over financial reporting with respect to the process of the conversion from Japanese GAAP to US GAAP. During the fiscal year ended March 31, 2007, we adopted and implemented significant remedial measures designed to strengthen our internal control over financial reporting by allocating additional resources to, conducting further risk assessments for and increasing the level of review and oversight over, our US GAAP financial reporting. As a result of these measures, the material weaknesses described above were remediated as of March 31, 2007.

During the period covered by this Annual Report, the above-mentioned changes were the changes in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Since our merger with the UFJ group, we have been integrating some of our operations with UFJ group’s operations and plan to commence the integration of BTMU’s existing systems into a new common IT system in the first half of 2008, while integrating MUTB’s existing systems from 2006 through 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) maintained effective internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The MUFG Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the MUFG Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

The MUFG Group’s internal control over financial reporting is a process designed by, or under the supervision of, the MUFG Group’s principal executive and principal financial officers, or persons performing similar functions, and effected by the MUFG Group’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The MUFG Group’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the MUFG Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the MUFG Group are being made only in accordance with authorizations of management and directors of the MUFG Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the MUFG Group’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the MUFG Group maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the MUFG Group as of March 31, 2006 and 2007, and the related consolidated statements of income, changes in equity from nonowner sources, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007 (all expressed in Japanese Yen) and our report dated September 20, 2007 expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to i) the merger with UFJ Holdings, Inc., ii) the restatement discussed in Notes 6, 7, 12, 13, 26, 27, 31 and 32 to the consolidated financial statements, and iii) the changes in methods of accounting for a) variable interest entities, b) conditional asset retirement obligations, c) pension and other postretirement plans, and d) stock-based compensation all described in Note 1 to the consolidated financial statements.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

September 20, 2007

Item 16A.	Audit Committee Financial Expert.

Our board of corporate auditors has determined that Mr. Tsutomu Takasuka is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Takasuka, a corporate auditor, has spent most of his business career auditing Japanese corporations as a certified public accountant and has been a professor at Bunkyo Gakuin University since April 2004. Mr. Takasuka is an “outside corporate auditor” under Japanese law. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Summary of Significant Differences in Corporate Governance Practices between MUFG and U.S. Companies listed on the New York Stock Exchange.”

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

A copy of the sections of our ethical framework and code of conduct, compliance rules, compliance manual, and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B. of Form 20-F) is attached as Exhibit (11) to this Annual Report. Though there were some minor changes to the code of ethics due to the assignment of a Chief Compliance Officer in November 2006 and some additional changes to further clarify the role and function of the Chief Compliance Officer and related committees in April 2007, the contents are materially unchanged from the previous code of ethics. For a detailed discussion of our current compliance structure, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk— Compliance.” No waivers of the ethical framework and code of conduct, compliance rules, compliance manual and rules of employment have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ended March 31, 2007.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu

The aggregate fees billed by Deloitte Touche Tohmatsu, our independent auditor, for the fiscal years ended March 31, 2006 and 2007 are presented in the following table:

	2006	2007
	(in millions)
Audit fees	¥3,666	¥5,153
Audit-related fees	570	646
Tax fees	202	212
All other fees	314	161

Total	¥4,752	¥6,172

The description of our fees billed for each categories described above is as follows:

Audit fees—Audit fees are primarily for annual audit of our financial statements, review of our semi-annual condensed financial statements, statutory audit of our financial statements, audits of our subsidiary financial statements and attestation services relating to the implementation of Section 404 of the Sarbanes-Oxley Act. Audit fees for the fiscal year ended March 31, 2007 increased mainly due to attestation services relating to the implementation of Section 404 of the Sarbanes-Oxley Act.

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

For the fiscal year ended March 31, 2006, approximately 0.4% of total tax fees and 0.6% of total all other fees were approved by the board of corporate auditors pursuant to Regulation S-X 2-01(c)(7)(ii)(c). For the fiscal year ended March 31, 2007, under 0.1% of total tax fees and under 0.1% of total all other fees were approved by the board of corporate auditors pursuant to Regulation S-X 2-01(c)(7)(ii)(c).

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Common Shares:

	Total Number of Shares Purchased	Average Price Paid per Share (¥)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2006	998.42	1,847,239.54	—	—
May 1 to May 31, 2006	187,816.10	1,530,307.12	187,562.00	188,623.00
June 1 to June 30, 2006	120.69	1,504,824.76	—	—
July 1 to July 31, 2006	204.36	1,579,482.29	—	—
August 1 to August 31, 2006	313.80	1,601,678.14	—	—
September 1 to September 30, 2006	208.78	1,552,084.01	—	—
October 1 to October 31, 2006	212.24	1,522,379.85	—	—
November 1 to November 30, 2006	126.66	1,442,720.67	—	—
December 1 to December 31, 2006	267.74	1,484,127.89	—	—
January 1 to January 31, 2007	201.35	1,508,933.70	—	—
February 1 to February 28, 2007	154.18	1,472,146.84	—	—
March 1 to March 31, 2007	111.11	1,406,675.37	—	—

Total	190,735.43	1,531,870.55	187,562.00	188,623.00

We have not made any purchases of our shares other than the above for the fiscal year ended March 31, 2007.

Notes:

1.	A total of 3,173.43 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2007, due to our purchase of fractional shares from registered holders of fractional shares at the current market price of those shares.
2.	During the fiscal year ended March 31, 2007, the following share repurchase plans or programs were publicly announced.

Name of plan	Date of announcement	Amount/Shares Approved	Expiration date

Repurchase of own shares through ToSTNeT-2	May 22, 2006	Up to 188,623 shares Up to ¥315 billion	May 26, 2006

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit		Description
1	(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 28, 2007. (English Translation)

1	(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006. (English Translation)*

1	(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 31, 2006. (English Translation)*

1	(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006. (English Translation)*

2	(a)	Form of stock certificates.*

2	(b)	Form of American Depositary Receipt.*

2	(c)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder.*

4	(a)	Integration Agreement, dated February 18, 2005, and the amendment thereto, dated April 20, 2005, among Mitsubishi Tokyo Financial Group, Inc., The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., UFJ Holdings, Inc., UFJ Bank Limited, UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd. (English Translation)**

4	(b)	Merger Agreement, dated April 20, 2005, between Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings, Inc. (English Translation)***

4	(c)	Share Exchange Agreement, dated March 28, 2007, between Mitsubishi UFJ Financial Group, Inc., and Mitsubishi UFJ Securities Co, Ltd. (English Translation)****

8		Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11		Ethical framework and code of conduct, compliance rules, compliance manual of Mitsubishi UFJ Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)

12		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15		Consent of Auditors.

*	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 28, 2006.

**	Incorporated by reference to Annex A to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-123136).
***	Incorporated by reference to Annex B to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-123136).
****	Incorporated by reference to Annex A to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-138106).

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

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, merged with UFJ Holdings, Inc., or UFJ Holdings, with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc., or MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, numbers as of and for the fiscal years ended March 31, 2003, 2004 and 2005 reflect the financial position and results of MTFG and its subsidiaries, or the MTFG Group, only. Numbers as of March 31, 2006 reflect the financial position of MUFG and its subsidiaries, or the MUFG Group, while numbers for the fiscal year ended March 31, 2006 comprised the results of the MTFG Group for the six months ended September 30, 2005 and the results of the MUFG Group from October 1, 2005 to March 31, 2006. Numbers as of March 31, 2007 and for the fiscal year ended March 31, 2007 reflect the financial position and results of the MUFG Group. See note 2 to our consolidated financial statements for more information.

I.    Distribution of Assets, Liabilities and Shareholders’ Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2005, 2006 and 2007. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2005			2006			2007
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥311,260	¥6,113	1.96%	¥465,293	¥6,559	1.41%	¥696,025	¥17,250	2.48%
Foreign	3,032,139	60,150	1.98	4,269,326	140,013	3.28	5,561,241	233,784	4.20

Total	3,343,399	66,263	1.98	4,734,619	146,572	3.10	6,257,266	251,034	4.01

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	3,578,564	3,284	0.09	4,369,464	10,399	0.24	5,253,790	21,681	0.41
Foreign	2,476,391	48,694	1.97	3,016,957	73,190	2.43	3,863,096	140,792	3.64

Total	6,054,955	51,978	0.86	7,386,421	83,589	1.13	9,116,886	162,473	1.78

Trading account assets:
Domestic	5,177,032	25,780	0.50	5,374,674	41,808	0.78	6,133,100	58,151	0.95
Foreign	687,253	5,049	0.73	1,931,499	15,596	0.81	2,056,877	41,767	2.03

Total	5,864,285	30,829	0.53	7,306,173	57,404	0.79	8,189,977	99,918	1.22

Investment securities(1):
Domestic	25,977,919	125,080	0.48	34,280,534	182,490	0.53	39,170,309	305,411	0.78
Foreign	7,261,113	245,486	3.38	8,760,844	332,580	3.80	10,474,119	449,390	4.29

Total	33,239,032	370,566	1.11	43,041,378	515,070	1.20	49,644,428	754,801	1.52

Loans(2):
Domestic	41,379,763	577,078	1.39	60,452,898	1,118,072	1.85	78,942,886	1,721,442	2.18
Foreign	9,400,709	341,987	3.64	12,463,840	609,975	4.89	16,615,898	926,061	5.57

Total	50,780,472	919,065	1.81	72,916,738	1,728,047	2.37	95,558,784	2,647,503	2.77

Total interest-earning assets:
Domestic	76,424,538	737,335	0.96	104,942,863	1,359,328	1.30	130,196,110	2,123,935	1.63
Foreign	22,857,605	701,366	3.07	30,442,466	1,171,354	3.85	38,571,231	1,791,794	4.65

Total	99,282,143	1,438,701	1.45	135,385,329	2,530,682	1.87	168,767,341	3,915,729	2.32

Non-interest-earning assets:
Cash and due from banks	4,652,675			7,672,359			3,308,678
Other non-interest-earning assets	7,516,846			17,259,898			14,639,864
Allowance for credit losses	(846,055)			(1,178,954)			(1,054,890)

Total non-interest-earning assets	11,323,466			23,753,303			16,893,652

Total assets from discontinued operations	223,797			209,137			22,040

Total assets	¥110,829,406			¥159,347,769			¥185,683,033

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields with insignificant impact.

	Fiscal years ended March 31,
	2005			2006			2007
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥53,201,971	¥74,960	0.14%	¥70,349,797	¥131,127	0.19%	¥90,667,366	¥290,589	0.32%
Foreign	9,625,636	144,783	1.50	11,868,158	318,271	2.68	14,510,114	545,310	3.76

Total	62,827,607	219,743	0.35	82,217,955	449,398	0.55	105,177,480	835,899	0.79

Debentures—Domestic	68,296	351	0.51	—	—	—	—	—	—

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	7,565,432	31,005	0.41	8,185,487	87,839	1.07	10,880,404	131,616	1.21
Foreign	3,143,399	50,187	1.60	3,239,643	81,124	2.50	3,795,292	152,536	4.02

Total	10,708,831	81,192	0.76	11,425,130	168,963	1.48	14,675,696	284,152	1.94

Due to trust account— Domestic	1,349,118	3,887	0.29	2,099,745	5,091	0.24	1,981,427	5,863	0.30

Other short-term borrowings and trading account liabilities:
Domestic	10,410,410	29,826	0.29	10,810,548	45,625	0.42	9,135,721	73,643	0.81
Foreign	1,318,950	24,215	1.84	1,822,046	58,329	3.20	2,416,109	101,602	4.21

Total	11,729,360	54,041	0.46	12,632,594	103,954	0.82	11,551,830	175,245	1.52

Long-term debt:
Domestic	4,600,095	91,519	1.99	7,343,305	100,626	1.37	9,667,805	160,412	1.66
Foreign	943,511	18,873	2.00	2,401,456	54,037	2.25	3,741,775	124,392	3.32

Total	5,543,606	110,392	1.99	9,744,761	154,663	1.59	13,409,580	284,804	2.12

Total interest-bearing liabilities:
Domestic	77,195,322	231,548	0.30	98,788,882	370,308	0.37	122,332,723	662,123	0.54
Foreign	15,031,496	238,058	1.58	19,331,303	511,761	2.65	24,463,290	923,840	3.78

Total	92,226,818	469,606	0.51	118,120,185	882,069	0.75	146,796,013	1,585,963	1.08

Non-interest-bearing liabilities	14,510,485			33,967,457			29,045,972

Total liabilities from discontinued operations	212,059			153,217			17,644

Total shareholders’ equity	3,880,044			7,106,910			9,823,404

Total liabilities and shareholders’ equity	¥110,829,406			¥159,347,769			¥185,683,033

Net interest income and interest rate spread		¥969,095	0.94%		¥1,648,613	1.12%		¥2,329,766	1.24%

Net interest income as a percentage of total interest-earning assets			0.98%			1.22%			1.38%

The percentage of total average assets attributable to foreign activities was 23.7%, 22.5% and 23.6%, respectively, for the fiscal years ended March 31, 2005, 2006 and 2007.

The percentage of total average liabilities attributable to foreign activities was 24.6%, 23.2% and 24.2%, respectively, for the fiscal years ended March 31, 2005, 2006 and 2007.

Analysis of Net Interest Income

The following table shows changes in our net interest income between changes in volume and changes in rate for the fiscal year ended March 31, 2006 compared to the fiscal year ended March 31, 2005 and the fiscal year ended March 31, 2007 compared to the fiscal year ended March 31, 2006.

	Fiscal year ended March 31, 2005 versus fiscal year ended March 31, 2006			Fiscal year ended March 31, 2006 versus fiscal year ended March 31, 2007
	Increase (decrease) due to changes in			Increase due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥2,171	¥(1,725)	¥446	¥4,228	¥6,463	¥10,691
Foreign	30,706	49,157	79,863	48,551	45,220	93,771

Total	32,877	47,432	80,309	52,779	51,683	104,462

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	867	6,248	7,115	2,439	8,843	11,282
Foreign	11,829	12,667	24,496	24,221	43,381	67,602

Total	12,696	18,915	31,611	26,660	52,224	78,884

Trading account assets:
Domestic	1,019	15,009	16,028	6,406	9,937	16,343
Foreign	10,000	547	10,547	1,075	25,096	26,171

Total	11,019	15,556	26,575	7,481	35,033	42,514

Investment securities(2):
Domestic	43,150	14,260	57,410	28,871	94,050	122,921
Foreign	54,609	32,485	87,094	70,123	46,687	116,810

Total	97,759	46,745	144,504	98,994	140,737	239,731

Loans:
Domestic	316,800	224,194	540,994	380,590	222,780	603,370
Foreign	130,114	137,874	267,988	223,111	92,975	316,086

Total	446,914	362,068	808,982	603,701	315,755	919,456

Total interest income:
Domestic	364,007	257,986	621,993	422,534	342,073	764,607
Foreign	237,258	232,730	469,988	367,081	253,359	620,440

Total	¥601,265	¥490,716	¥1,091,981	¥789,615	¥595,432	¥1,385,047

Notes:

(1)	Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2005 versus fiscal year ended March 31, 2006			Fiscal year ended March 31, 2006 versus fiscal year ended March 31, 2007
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Interest expense:
Deposits:
Domestic	¥28,058	¥28,109	¥56,167	¥45,675	¥113,787	¥159,462
Foreign	39,787	133,701	173,488	80,995	146,044	227,039

Total	67,845	161,810	229,655	126,670	259,831	386,501

Debentures—Domestic	(351)	—	(351)	—	—	—

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	2,739	54,095	56,834	31,573	12,204	43,777
Foreign	1,581	29,356	30,937	15,773	55,639	71,412

Total	4,320	83,451	87,771	47,346	67,843	115,189

Due to trust account—Domestic	1,820	(616)	1,204	(287)	1,059	772

Other short-term borrowings and trading account liabilities:
Domestic	1,187	14,612	15,799	(7,068)	35,086	28,018
Foreign	11,565	22,549	34,114	22,058	21,215	43,273

Total	12,752	37,161	49,913	14,990	56,301	71,291

Long-term debt:
Domestic	37,590	(28,483)	9,107	35,884	23,902	59,786
Foreign	32,534	2,630	35,164	37,920	32,435	70,355

Total	70,124	(25,853)	44,271	73,804	56,337	130,141

Total interest expense:
Domestic	71,043	67,717	138,760	105,777	186,038	291,815
Foreign	85,467	188,236	273,703	156,746	255,333	412,079

Total	¥156,510	¥255,953	¥412,463	¥262,523	¥441,371	¥703,894

Net interest income:
Domestic	¥292,964	¥190,269	¥483,233	¥316,757	¥156,035	¥472,792
Foreign	151,791	44,494	196,285	210,335	(1,974)	208,361

Total	¥444,755	¥234,763	¥679,518	¥527,092	¥154,061	¥681,153

Note:

(1)	Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.    Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2005, 2006 and 2007:

	At March 31,
	2005			2006			2007
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in millions)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds(1)	¥13,926,439	¥13,984,903	¥58,464	¥23,912,143	¥23,915,449	¥3,306	¥20,939,737	¥20,980,858	¥41,121
Corporate bonds(1)	1,578,732	1,586,198	7,466	4,538,955	4,566,635	27,680	4,583,458	4,666,221	82,763
Marketable equity securities	2,182,825	3,782,435	1,599,610	4,548,901	8,171,512	3,622,611	4,430,995	8,301,479	3,870,484
Other securities(1)	619,507	622,752	3,245	785,723	785,572	(151)	820,836	823,259	2,423

Total domestic	18,307,503	19,976,288	1,668,785	33,785,722	37,439,168	3,653,446	30,775,026	34,771,817	3,996,791

Foreign:
U.S. Treasury and other U.S. government agencies bonds	909,464	898,813	(10,651)	1,040,708	1,045,140	4,432	2,080,476	2,094,353	13,877
Other governments and official institutions bonds(1)	1,471,351	1,506,640	35,289	1,076,330	1,095,995	19,665	1,388,746	1,443,758	55,012
Mortgage-backed securities(1)	2,144,946	2,150,043	5,097	2,624,901	2,690,634	65,733	2,654,875	2,720,421	65,546
Other securities(1)	1,963,798	2,026,152	62,354	3,062,456	3,214,972	152,516	4,400,437	4,649,433	248,996

Total foreign	6,489,559	6,581,648	92,089	7,804,395	8,046,741	242,346	10,524,534	10,907,965	383,431

Total	¥24,797,062	¥26,557,936	¥1,760,874	¥41,590,117	¥45,485,909	¥3,895,792	¥41,299,560	¥45,679,782	¥4,380,222

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥2,038,450	¥2,056,528	¥18,078	¥2,281,211	¥2,265,653	¥(15,558)	¥2,809,445	¥2,808,716	¥(729)
Other securities	92,363	96,067	3,704	109,716	110,614	898	164,291	165,477	1,186

Total domestic	2,130,813	2,152,595	21,782	2,390,927	2,376,267	(14,660)	2,973,736	2,974,193	457

Foreign:
U.S. Treasury and other U.S. government agencies bonds	14,134	14,209	75	15,154	15,467	313	7,451	7,842	391
Other governments and official institutions bonds	9,846	9,957	111	5,079	4,992	(87)	6,691	6,663	(28)
Other securities	36,523	36,824	301	54,914	55,031	117	45,221	45,862	641

Total foreign	60,503	60,990	487	75,147	75,490	343	59,363	60,367	1,004

Total	¥2,191,316	¥2,213,585	¥22,269	¥2,466,074	¥2,451,757	¥(14,317)	¥3,033,099	¥3,034,560	¥1,461

Note:
(1)	Amortized costs, estimated fair values and net unrealized gains on securities available for sale at March 31, 2005 and 2006 have been restated as follows:

	2005						2006
	As previously reported			As restated			As previously reported			As restated
	Amortized cost	Estimated fair value	Net unrealized gains	Amortized cost	Estimated fair value	Net unrealized gains	Amortized cost	Estimated fair value	Net unrealized gains	Amortized cost	Estimated fair value	Net unrealized gains (losses)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥13,888,039	¥13,946,412	¥58,373	¥13,926,439	¥13,984,903	¥58,464	¥23,890,095	¥23,893,620	¥3,525	¥23,912,143	¥23,915,449	¥3,306
Corporate bonds	1,717,312	1,725,628	8,316	1,578,732	1,586,198	7,466	4,674,585	4,701,834	27,249	4,538,955	4,566,635	27,680
Other securities	519,327	521,813	2,486	619,507	622,752	3,245	671,549	671,603	54	785,723	785,572	(151)
Foreign:
Other governments and official institutions bonds	1,463,311	1,498,627	35,316	1,471,351	1,506,640	35,289	1,067,327	1,086,497	19,170	1,076,330	1,095,995	19,665
Mortgage-backed securities	2,106,233	2,111,164	4,931	2,144,946	2,150,043	5,097	2,568,924	2,633,772	64,848	2,624,901	2,690,634	65,733
Other securities	2,010,551	2,073,044	62,493	1,963,798	2,026,152	62,354	3,128,028	3,281,931	153,903	3,062,456	3,214,972	152,516

Nonmarketable equity securities presented in Other investment securities in the consolidated financial statements were primarily carried at costs of ¥341,744 million, ¥794,305 million and ¥623,430 million, at March 31, 2005, 2006 and 2007, respectively. The corresponding estimated fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in the “AICPA Audit and Accounting Guide Investment Companies” presented in Other investment securities were carried at fair value of ¥68,664 million and ¥47,529 million at March 31, 2006 and 2007, respectively. In addition, in September 2004, we purchased ¥700,000 million in preferred shares issued by UFJ Bank. These preferred shares were carried at cost on our consolidated balance sheet at March 31, 2005. The estimated fair value of the investment was not readily determinable at March 31, 2005. As a result of the merger, these preferred shares were converted into common shares of BTMU and, accordingly, were eliminated in our consolidated balance sheet at March 31, 2006.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2007. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥9,470,321	0.16%	¥6,972,124	0.96%	¥2,164,839	1.44%	¥2,373,574	1.41%	¥20,980,858	0.70%
Corporate bonds	557,345	0.75	3,182,556	0.90	887,500	1.11	38,820	1.35	4,666,221	0.93
Other securities	264,344	0.60	326,223	1.01	185,637	1.06	47,055	1.31	823,259	0.91

Total domestic	10,292,010	0.21	10,480,903	0.94	3,237,976	1.33	2,459,449	1.40	26,470,338	0.75

Foreign:
U.S. Treasury and other U.S. government agencies bonds	379,532	4.56	1,431,758	4.72	281,220	4.50	1,843	9.08	2,094,353	4.66
Other governments and official institutions bonds	359,554	3.14	520,750	3.53	482,796	3.97	80,658	3.70	1,443,758	3.59
Mortgage-backed securities	64	4.76	1,970	4.94	233,336	4.71	2,485,051	5.38	2,720,421	5.32
Other securities	127,188	3.42	1,091,832	3.68	1,043,334	4.83	2,038,048	5.38	4,300,402	4.75

Total foreign	866,338	3.80	3,046,310	4.14	2,040,686	4.56	4,605,600	5.35	10,558,934	4.72

Total	¥11,158,348	0.49%	¥13,527,213	1.67%	¥5,278,662	2.59%	¥7,065,049	3.98%	¥37,029,272	1.89%

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥499,709	0.30%	¥2,238,087	0.82%	¥27,263	1.29%	¥44,386	1.28%	¥2,809,445	0.74%
Other securities	14,123	1.22	145,635	1.48	3,536	1.39	997	2.21	164,291	1.46

Total domestic	513,832	0.32	2,383,722	0.86	30,799	1.30	45,383	1.30	2,973,736	0.78

Foreign:
U.S. Treasury and other U.S. government agencies bonds	3,047	2.13	—	—	—	—	4,404	6.74	7,451	4.86
Other governments and official institutions bonds	788	6.60	5,903	5.86	—	—	—	—	6,691	5.95
Other securities	13,601	4.69	11,573	4.89	20,047	1.77	—	—	45,221	3.45

Total foreign	17,436	4.33	17,476	5.22	20,047	1.77	4,404	6.74	59,363	3.90

Total	¥531,268	0.45%	¥2,401,198	0.89%	¥50,846	1.48%	¥49,787	1.78%	¥3,033,099	0.84%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, the following table sets forth the securities of individual issuers held in our investment securities portfolio which exceeded 10% of our consolidated total shareholders’ equity at March 31, 2007.

	Amortized cost	Estimated fair value
	(in millions)
Mortgage-backed securities issued by U.S. Federal National Mortgage Association	¥1,692,632	¥1,739,396

III.    Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2007. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

	At March 31,
	2003(4)	2004(4)		2005(4)		2006(5)		2007
	(in millions)
Domestic:
Manufacturing	¥6,034,347	¥6,000,095		¥6,475,361		¥10,749,411		¥10,973,586
Construction	1,277,407	1,010,439		974,060		1,980,255		1,830,752
Real estate	4,298,146	4,585,299		5,266,553		8,624,737		7,924,203
Services	4,953,830	4,344,833		3,621,673		6,599,337		6,921,165
Wholesale and retail	5,458,337	4,998,952		5,228,318		9,760,781		9,404,231
Banks and other financial institutions(1)	3,502,621	3,745,586		3,691,908		5,555,572		4,395,778
Communication and information services	1,516,020	874,564		784,301		1,185,821		1,132,086
Other industries	3,858,233	6,169,456		6,783,275		11,764,455		10,411,332
Consumer	7,520,907	8,039,797	(3)	8,162,062	(3)	23,727,793	(3)	24,455,346	(3)

Total domestic	38,419,848	39,769,021		40,987,511		79,948,162		77,448,479

Foreign:
Governments and official institutions	235,093	183,117		212,750		332,213		374,157
Banks and other financial institutions(1)	928,059	1,043,904		917,409		1,101,152		1,529,447
Commercial and industrial	7,477,320	6,273,755		7,527,695		11,776,784		13,498,030
Other	1,269,675	1,116,459		1,277,329		2,337,237		2,523,644

Total foreign	9,910,147	8,617,235		9,935,183		15,547,386		17,925,278

Total	48,329,995	48,386,256		50,922,694		95,495,548		95,373,757
Unearned income, unamortized premiums—net and deferred loan fees—net	(40,999)	(28,538)		(18,678)		11,287		(50,913)

Total(2)	¥48,288,996	¥48,357,718		¥50,904,016		¥95,506,835		¥95,322,844

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥3,965 million, ¥12,893 million, ¥36,424 million, ¥41,904 million and ¥113,580 million at March 31, 2003, 2004, 2005, 2006 and 2007, respectively.
(3)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004, 2005, 2006 and 2007 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥28,229	¥19,283	¥738,377	¥230,730	¥52,253	¥1,200	¥4,121	¥10,620	¥1,084,813
March 31, 2005	¥23,023	¥16,157	¥542,969	¥193,417	¥39,806	¥1,126	¥3,681	¥ 7,782	¥ 827,961
March 31, 2006	¥17,212	¥13,925	¥425,929	¥160,805	¥30,937	¥ 947	¥2,968	¥ 6,257	¥ 658,980
March 31, 2007	¥14,662	¥12,281	¥367,290	¥132,893	¥26,104	¥ 677	¥2,407	¥ 5,411	¥ 561,725

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable at March 31, 2003.

(4)	Classification of loans by industry at March 31, 2003, 2004 and 2005 have been restated as follows:

	At March 31,
	2003		2004		2005
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	( in millions)
Foreign :
Commercial and industrial	¥8,240,484	¥7,477,320	¥7,073,373	¥6,273,755	¥8,521,650	¥7,527,695
Other	506,511	1,269,675	316,841	1,116,459	283,374	1,277,329

(5)	Classification of loans by industry at March 31, 2006 has been restated as follows:

	At March 31, 2006
	As previously reported	As restated
	( in millions)
Domestic :
Manufacturing	¥10,796,610	¥10,749,411
Construction	1,968,386	1,980,255
Real estate	8,616,597	8,624,737
Services	6,154,336	6,599,337
Wholesale and retail	9,532,843	9,760,781
Banks and other financial institutions	5,798,109	5,555,572
Communication and information services	1,182,493	1,185,821
Other industries	12,170,995	11,764,455
Consumer	23,727,793	23,727,793

Total domestic	79,948,162	79,948,162

Foreign :
Governments and official institutions	325,037	332,213
Banks and other financial institutions	1,152,596	1,101,152
Commercial and industrial	13,403,032	11,776,784
Other	666,721	2,337,237

Total foreign	15,547,386	15,547,386

Total	95,495,548	95,495,548
Unearned income, unamortized premiums-net and deferred loan fees-net	11,287	11,287

Total	¥95,506,835	¥95,506,835

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2007:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥7,380,051	¥3,109,645	¥483,890	¥10,973,586
Construction	1,114,449	615,500	100,803	1,830,752
Real estate	2,448,568	3,432,848	2,042,787	7,924,203
Services	3,145,882	2,820,438	954,845	6,921,165
Wholesale and retail	6,415,674	2,468,782	519,775	9,404,231
Banks and other financial institutions	2,471,288	1,842,455	82,035	4,395,778
Communication and information services	621,308	432,311	78,467	1,132,086
Other industries	7,209,990	2,012,726	1,188,616	10,411,332
Consumer	3,150,300	4,350,788	16,954,258	24,455,346

Total Domestic	33,957,510	21,085,493	22,405,476	77,448,479
Foreign	8,646,101	5,489,324	3,789,853	17,925,278

Total	¥42,603,611	¥26,574,817	¥26,195,329	¥95,373,757

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2007 are shown below.

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥19,361,366	¥1,629,346	¥20,990,712
Floating or adjustable rate	24,129,603	7,649,831	31,779,434

Total	¥43,490,969	¥9,279,177	¥52,770,146

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2007, based on the domicile and type of industry of the borrowers:

	At March 31,
	2003	2004		2005		2006		2007
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥111,107	¥175,691		¥113,884		¥126,923		¥81,054
Construction	149,918	59,031		47,764		37,635		44,494
Real estate	266,408	154,776		121,962		162,833		121,071
Services	87,492	72,951		169,602		60,685		133,171
Wholesale and retail	224,468	108,516		85,659		128,602		132,308
Banks and other financial institutions	17,794	21,367		4,346		15,778		16,698
Communication and information services	14,081	5,128		11,829		12,794		31,905
Other industries	53,922	39,783		22,324		29,219		139,968
Consumer	150,989	141,844	(1)	119,229	(1)	360,717	(1)	333,843	(1)

Total domestic	1,076,179	779,087		696,599		935,186		1,034,512

Foreign:
Governments and official institutions	1,747	877		466		52		47
Banks and other financial institutions	8,387	87,162		45,091		38,796		3,730
Commercial and industrial	271,090	153,387		54,913		30,387		46,536
Other	56,156	62,521		23,835		5,413		1,519

Total foreign	337,380	303,947		124,305		74,648		51,832

Total	¥1,413,559	¥1,083,034		¥820,904		¥1,009,834		¥1,086,344

Restructured loans:
Domestic	¥1,212,832	¥577,348		¥431,036		¥937,160		¥548,569
Foreign	106,236	55,015		23,153		74,676		42,117

Total	¥1,319,068	¥632,363		¥454,189		¥1,011,836		¥590,686

Accruing loans contractually past due 90 days or more:
Domestic	¥17,533	¥14,696		¥9,232		¥21,896		¥20,649
Foreign	2,866	900		879		1,112		1,821

Total	¥20,399	¥15,596		¥10,111		¥23,008		¥22,470

Total	¥2,753,026	¥1,730,993		¥1,285,204		¥2,044,678		¥1,699,500

Note:

(1)	Domestic nonaccrual loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2004, 2005, 2006 and 2007 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥1,566	¥877	¥52,271	¥14,203	¥5,765	¥21	¥264	¥—	¥74,967
March 31, 2005	¥1,345	¥986	¥43,334	¥13,692	¥3,185	¥18	¥219	¥378	¥63,157
March 31, 2006	¥1,132	¥771	¥27,870	¥9,654	¥1,614	¥16	¥240	¥304	¥41,601
March 31, 2007	¥1,152	¥533	¥21,610	¥7,293	¥1,036	¥14	¥130	¥256	¥32,024

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable at March 31, 2003.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2007 was approximately ¥88.5 billion, of which ¥63.6 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2007 was approximately ¥5.4 billion, of which ¥4.5 billion was included in the results of operations for the fiscal year.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2005, 2006 and 2007. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

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

Loan Concentrations

At March 31, 2007, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.    Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers’ business for each of the five fiscal years ended March 31, 2007:

	Fiscal years ended March 31,
	2003	2004	2005	2006		2007
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,735,180	¥1,360,136	¥888,120	¥739,872		¥1,012,227
Additions resulting from the merger with UFJ Holdings(1)	—	—	—	287,516		—
Provision (credit) for credit losses	437,972	(114,364)	108,338	110,167		358,603
Charge-offs:
Domestic:
Manufacturing	75,278	18,644	81,370	17,222		27,040
Construction	60,837	35,612	10,634	6,798		18,901
Real estate	332,414	119,005	43,983	15,076		12,778
Services	87,573	17,647	11,711	41,427		26,274
Wholesale and retail	109,257	44,282	26,822	15,009		43,158
Banks and other financial institutions	20,817	1,516	8,920	701		1,790
Communication and information services	5,002	2,256	1,312	2,621		16,322
Other industries	23,090	6,040	6,404	2,644		5,396
Consumer	39,594	49,162 (3)	26,343 (3)	52,033	(3)	137,543 (3)

Total domestic	753,862	294,164	217,499	153,531		289,202
Total foreign	139,776	83,682	80,440	11,202		13,912

Total	893,638	377,846	297,939	164,733		303,114

Recoveries:
Domestic	57,790	17,299	22,063	11,356		35,466
Foreign	21,037	23,671	15,254	17,242		4,953

Total	78,827	40,970	37,317	28,598		40,419

Net charge-offs	814,811	336,876	260,622	136,135		262,695
Others(2)	1,795	(20,776)	4,036	10,807		4,318

Allowance for credit losses at end of fiscal year	¥1,360,136	¥888,120	¥739,872	¥1,012,227		¥1,112,453

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥244,650	¥263,929	¥245,835	¥91,701		¥123,080

Balance at end of fiscal year	¥263,929	¥245,835	¥91,701	¥123,080		¥109,654

Provision (credit) for credit losses	¥151,783	¥55,541	¥(91,903)	¥587		¥(8,516)

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	1.64%	0.69%	0.51%	0.19%		0.27%

Notes:

(1)	Additions resulting from the merger with UFJ Holdings represent the valuation allowance for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others primarily include foreign exchange translation and discontinued operations adjustments.

(3)	Charge-offs of domestic loans within the “consumer” category in the above table include charge-offs of loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, BTM’s credit administration system was upgraded and became able to present a precise breakdown of charge-offs of such consumer loans by the type of proprietor business. This breakdown for the fiscal years ended March 31, 2004, 2005, 2006 and 2007 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥39	¥—	¥9,481	¥2,270	¥486	¥—	¥—	¥108	¥12,384
March 31, 2005	¥—	¥—	¥450	¥137	¥—	¥—	¥—	¥64	¥651
March 31, 2006	¥19	¥—	¥1,835	¥295	¥388	¥—	¥—	¥—	¥2,537
March 31, 2007	¥3	¥1	¥67	¥—	¥11	¥—	¥—	¥—	¥82

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable for the fiscal year ended March 31, 2003.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2007:

	At March 31,
	2003(2)		2004(2)		2005(2)		2006(3)		2007
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥141,549	12.49%	¥124,262	12.40%	¥90,319	12.72%	¥130,655	11.26%	¥108,216	11.50%
Construction	139,662	2.64	31,908	2.09	44,604	1.91	28,082	2.07	40,943	1.92
Real estate	231,686	8.89	111,629	9.48	89,882	10.34	98,054	9.03	83,009	8.31
Services	129,678	10.25	82,236	8.98	143,957	7.11	70,938	6.91	122,233	7.26
Wholesale and retail	198,053	11.29	103,577	10.33	93,619	10.27	132,380	10.22	129,546	9.86
Banks and other financial institutions	51,204	7.25	33,944	7.74	22,225	7.25	51,493	5.82	73,921	4.61
Communication and information services	19,385	3.14	6,395	1.81	13,586	1.54	16,958	1.24	33,685	1.19
Other industries	62,433	7.98	44,574	12.75	60,878	13.32	115,904	12.32	175,957	10.92
Consumer	99,247	15.56	85,232 (1)	16.62	80,484 (1)	16.03	237,005 (1)	24.85	228,252 (1)	25.64

Foreign:
Governments and official institutions	2,298	0.49	1,428	0.38	193	0.42	1,227	0.35	420	0.39
Banks and other financial institutions	6,366	1.92	60,064	2.16	10,840	1.80	13,680	1.15	3,668	1.60
Commercial and industrial	216,058	15.47	148,887	12.96	70,101	14.78	104,443	12.33	103,259	14.15
Other	39,207	2.63	35,456	2.30	10,567	2.51	3,730	2.45	2,307	2.65
Unallocated	23,310	—	18,528	—	8,617	—	7,678	—	7,037	—

Total	¥1,360,136	100.00%	¥888,120	100.00%	¥739,872	100.00%	¥1,012,227	100.00%	¥1,112,453	100.00%

Allowance as a percentage of loans	2.82%		1.84%		1.45%		1.06%		1.17%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	49.41%		51.31%		57.57%		49.51%		65.46%

Note:

(1)	The credit loss allowance for domestic loans within the “consumer” category in the above table include the credit loss allowance for loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of the credit loss allowance for such consumer loans by the type of proprietor business. This breakdown at March 31, 2004, 2005, 2006 and 2007 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2004	¥292	¥196	¥7,671	¥2,371	¥554	¥13	¥42	¥104	¥11,243
March 31, 2005	¥211	¥146	¥4,962	¥1,769	¥363	¥12	¥35	¥70	¥7,568
March 31, 2006	¥79	¥60	¥1,893	¥715	¥139	¥7	¥13	¥26	¥2,932
March 31, 2007	¥87	¥73	¥2,174	¥787	¥155	¥4	¥14	¥32	¥3,326

Since the system upgrade was effective during the fiscal year ended March 31, 2004, no equivalent information is obtainable at March 31, 2003.

(2)	Percentage of loans in each category to total loans at March 31, 2003, 2004 and 2005 have been restated as follows:

	At March 31,
	2003		2004		2005
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Foreign:
Commercial and industrial	17.05%	15.47%	14.62%	12.96%	16.73%	14.78%
Other	1.05	2.63	0.64	2.30	0.56	2.51

(3)	Percentage of loans in each category to total loans at March 31, 2006 has been restated as follows:

	At March 31,
	2006
	As previously reported	As restated
Domestic:
Manufacturing	11.31%	11.26%
Construction	2.06	2.07
Real estate	9.02	9.03
Services	6.44	6.91
Wholesale and retail	9.98	10.22
Banks and other financial institutions	6.07	5.82
Communication and information services	1.24	1.24
Other industries	12.74	12.32
Consumer	24.85	24.85
Foreign:
Governments and official institutions	0.34	0.35
Banks and other financial institutions	1.21	1.15
Commercial and industrial	14.04	12.33
Other	0.70	2.45
Unallocated	—	—

Total	100.00%	100.00%

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

V.    Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2005		2006		2007
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥4,887,253	—%	¥13,194,012	—%	¥15,847,384	—%
Interest-bearing demand deposits	25,048,645	0.02	32,965,194	0.03	43,943,651	0.13
Deposits at notice	1,376,466	0.74	1,649,625	1.44	2,447,318	2.71
Time deposits	24,048,365	0.25	32,137,422	0.30	39,121,506	0.39
Certificates of deposit	2,728,495	0.02	3,597,556	0.02	5,154,891	0.27
Foreign offices, principally from banks located in foreign countries:
Non-interest-bearing demand deposits	2,613,352	—	2,847,005	—	2,509,494	—
Interest-bearing deposits, principally time deposits and certificates of deposit	9,625,636	1.50	11,868,158	2.68	14,510,114	3.76

Total	¥70,328,212		¥98,258,972		¥123,534,358

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2005, 2006 and 2007 were ¥705,937 million, ¥634,514 million and ¥523,819 million, respectively.

At March 31, 2007, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$85 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 30, 2007) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table.

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥7,208,716	¥4,084,932	¥11,293,648
Over three months through six months	4,255,990	527,391	4,783,381
Over six months through twelve months	3,562,920	80,568	3,643,488
Over twelve months	4,395,119	49,286	4,444,405

Total	¥19,422,745	¥4,742,177	¥24,164,922

Foreign offices			¥10,797,947

Note:

The balance of foreign deposits issued in amounts of US$100,000 or more at March 31, 2006 has been restated from ¥8,252,109 million to ¥9,206,913 million.

VI.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2005, 2006 and 2007:

	Fiscal years ended March 31,
	2005	2006	2007
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥10,708,831	¥11,425,130	¥14,675,696
Maximum balance outstanding at any month-end during the fiscal year	11,923,247	13,502,158	17,890,479
Balance at end of fiscal year	7,057,526	11,384,527	15,893,355
Weighted average interest rate during the fiscal year	0.76%	1.48%	1.94%
Weighted average interest rate on balance at end of fiscal year	1.11%	1.33%	2.30%
Due to trust account:
Average balance outstanding during the fiscal year	¥ 1,349,118	¥ 2,099,745	¥ 1,981,427
Maximum balance outstanding at any month-end during the fiscal year	1,411,055	3,438,160	2,229,225
Balance at end of fiscal year	1,231,050	2,427,932	1,539,973
Weighted average interest rate during the fiscal year	0.29%	0.24%	0.30%
Weighted average interest rate on balance at end of fiscal year	0.28%	0.19%	0.44%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥ 9,413,280	¥11,828,663	¥ 7,566,200
Maximum balance outstanding at any month-end during the fiscal year	12,380,021	16,059,642	8,549,745
Balance at end of fiscal year	10,724,775	10,534,378	5,734,473
Weighted average interest rate during the fiscal year	0.24%	0.54%	1.44%
Weighted average interest rate on balance at end of fiscal year	0.24%	0.68%	2.17%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2006 and 2007, and the related consolidated statements of income, changes in equity from nonowner sources, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007 (all expressed in Japanese Yen). These financial statements are the responsibility of MUFG’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. merged with UFJ Holdings, Inc. and was renamed MUFG.

As discussed in the respective footnotes to the consolidated financial statements, certain disclosures in Notes 6, 7, 12, 13, 26, 27, 31 and 32 have been restated.

As discussed in Note 1 to the consolidated financial statements, MUFG changed its method of accounting for variable interest entities in the fiscal year ended March 31, 2005, its method of accounting for conditional asset retirement obligations in the fiscal year ended March 31, 2006, and its methods of accounting for pension and other postretirement plans and stock-based compensation in the fiscal year ended March 31, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the MUFG Group’s internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 20, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the MUFG Group’s internal control over financial reporting and an unqualified opinion on the effectiveness of the MUFG Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

September 20, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2006 AND 2007

	2006	2007
	(in millions)
ASSETS
Cash and due from banks (Note 12)	¥6,235,278	¥2,847,469
Interest-earning deposits in other banks (Note 12)	6,240,654	6,056,598
Call loans and funds sold (Note 15)	2,026,293	1,990,116
Receivables under resale agreements	1,379,985	4,556,543
Receivables under securities borrowing transactions	5,142,074	6,320,179
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥3,970,820 million in 2006 and ¥4,319,209 million in 2007) (Notes 5 and 12)	10,728,023	10,446,080
Investment securities (Notes 6 and 12):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥3,525,681 million in 2006 and ¥5,911,684 million in 2007)	45,485,909	45,679,782
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥286,049 million in 2006 and ¥751,931 million in 2007) (estimated fair value of ¥2,451,757 million in 2006 and ¥3,034,560 million in 2007)	2,466,074	3,033,099
Other investment securities	862,969	670,959

Total investment securities	48,814,952	49,383,840

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥3,020,451 million in 2006 and ¥3,723,906 million in 2007) (Notes 7 and 12)	95,506,835	95,322,844
Allowance for credit losses (Notes 7 and 8)	(1,012,227)	(1,112,453)

Net loans	94,494,608	94,210,391

Premises and equipment—net (Note 9)	1,173,577	1,147,511
Accrued interest	241,331	371,523
Customers’ acceptance liability	94,719	68,754
Intangible assets—net (Notes 2, 10 and 18)	1,504,495	1,265,080
Goodwill (Notes 2 and 10)	1,843,948	1,844,809
Deferred tax assets (Notes 11 and 18)	1,211,431	556,158
Other assets (including assets pledged that secured parties are permitted to sell or repledge of ¥5,904 million in 2006) (Notes 7, 12, 18 and 19)	4,963,566	5,135,425
Assets of discontinued operations to be disposed or sold (Note 3)	124,513	2,435

Total assets	¥186,219,447	¥186,202,911

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Notes 12 and 13):
Domestic offices:
Non-interest-bearing	¥20,079,575	¥17,037,891
Interest-bearing	89,985,274	91,677,030
Overseas offices:
Non-interest-bearing	3,263,873	2,532,088
Interest-bearing	13,311,209	15,340,000

Total deposits	126,639,931	126,587,009

Call money and funds purchased (Notes 12 and 15)	2,273,754	2,544,637
Payables under repurchase agreements (Note 12)	5,289,754	8,211,210
Payables under securities lending transactions (Note 12)	3,821,019	5,137,508
Due to trust account (Note 16)	2,427,932	1,539,973
Other short-term borrowings (Notes 12 and 17)	10,534,378	5,734,473
Trading account liabilities (Note 5)	3,022,151	2,625,761
Obligations to return securities received as collateral	3,946,381	3,652,864
Bank acceptances outstanding	94,719	68,754
Accrued interest	172,129	257,411
Long-term debt (Notes 12 and 17)	13,889,525	14,389,930
Other liabilities (Notes 11, 18 and 19)	4,320,859	5,019,523
Liabilities of discontinued operations to be extinguished or assumed (Note 3)	118,762	546

Total liabilities	176,551,294	175,769,599

Commitments and contingent liabilities (Notes 26 and 28)
Shareholders’ equity (Note 23):
Capital stock (Notes 20 and 21):
Preferred stock—aggregate liquidation preference of ¥965,701 million in 2006 and ¥336,801 million in 2007, with no stated value	247,100	247,100
Common stock—authorized, 33,000,000 shares; issued, 10,247,852 shares in 2006 and 10,861,644 shares in 2007, with no stated value	1,084,708	1,084,708
Capital surplus (Note 21)	5,566,894	5,834,529
Retained earnings (Notes 22 and 36):
Appropriated for legal reserve	239,571	239,571
Unappropriated	1,424,634	1,636,803
Accumulated other changes in equity from nonowner sources, net of taxes	1,880,215	2,392,136
Treasury stock, at cost—506,509 common shares in 2006 and 652,968 common shares in 2007	(774,969)	(1,001,535)

Total shareholders’ equity	9,668,153	10,433,312

Total liabilities and shareholders’ equity	¥186,219,447	¥186,202,911

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	2005	2006	2007
	(in millions)
Interest income:
Loans, including fees (Note 7)	¥919,065	¥1,728,047	¥2,647,503
Deposits in other banks	66,263	146,572	251,034
Investment securities:
Interest	330,386	463,602	641,705
Dividends	40,180	51,468	113,096
Trading account assets	30,829	57,404	99,918
Call loans and funds sold	6,398	19,271	26,546
Receivables under resale agreements and securities borrowing transactions	45,580	64,318	135,927

Total	1,438,701	2,530,682	3,915,729

Interest expense:
Deposits	219,743	449,398	835,899
Debentures (Note 14)	351	—	—
Call money and funds purchased	7,111	7,445	27,870
Payables under repurchase agreements and securities lending transactions	74,081	161,518	256,282
Due to trust account	3,887	5,091	5,863
Other short-term borrowings and trading account liabilities	54,041	103,954	175,245
Long-term debt	110,392	154,663	284,804

Total	469,606	882,069	1,585,963

Net interest income	969,095	1,648,613	2,329,766
Provision for credit losses (Notes 7 and 8)	108,338	110,167	358,603

Net interest income after provision for credit losses	860,757	1,538,446	1,971,163

Non-interest income:
Fees and commissions (Note 29)	641,091	1,033,275	1,407,193
Foreign exchange losses—net (Note 5)	(47,164)	(322,355)	(162,005)
Trading account profits—net (Note 5)	62,052	16,423	404,813
Investment securities gains—net (Note 6)	198,006	89,861	238,277
Equity in earnings (losses) of equity method investees	26,272	22,258	(56,879)
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans (Note 18)	—	103,001	—
Gains on sales of loans (Note 7)	608	34,831	23,093
Other non-interest income	105,945	90,058	93,444

Total	986,810	1,067,352	1,947,936

Non-interest expense:
Salaries and employee benefits (Note 18)	473,136	746,372	862,401
Occupancy expenses—net (Notes 9 and 28)	97,229	146,885	179,342
Fees and commission expenses	87,190	218,428	237,979
Outsourcing expenses, including data processing	87,914	168,007	267,921
Depreciation of premises and equipment (Note 9)	47,048	81,282	118,940
Amortization of intangible assets (Note 10)	69,300	179,543	264,930
Impairment of intangible assets (Note 10)	2,216	251	184,760
Insurance premiums, including deposit insurance	56,952	89,697	112,773
Minority interest in income of consolidated subsidiaries	36,701	157,222	16,915
Communications	27,402	44,420	62,209
Taxes and public charges	32,107	58,349	79,683
Provision for repayment of excess interest (Note 28)	62	12,898	106,245
Other non-interest expenses	111,916	172,771	290,070

Total	1,129,173	2,076,125	2,784,168

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	718,394	529,673	1,134,931
Income tax expense (Note 11)	303,755	165,473	552,826

Income from continuing operations before cumulative effect of a change in accounting principle	414,639	364,200	582,105
Income (loss) from discontinued operations—net (Note 3)	1,493	8,973	(817)
Cumulative effect of a change in accounting principle, net of tax (Note 1)	(977)	(9,662)	—

Net income	¥415,155	¥363,511	¥581,288

Income allocable to preferred shareholders:
Cash dividends paid	¥6,837	¥5,386	¥13,629
Beneficial conversion feature (Note 20)	—	201,283	267,432

Net income available to common shareholders	¥408,318	¥156,842	¥300,227

	(in Yen)
Earnings per share (Notes 22, 24 and 36):
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥62,637.96	¥19,398.62	¥29,944.47
Basic earnings per common share—net income available to common shareholders	62,717.21	19,313.78	29,863.20
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	62,397.57	19,036.71	29,763.44
Diluted earnings per common share—net income available to common shareholders	62,476.76	18,951.87	29,682.17

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2005:
Net income			¥415,155

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥258,757	¥(105,199)	153,558
Reclassification adjustment for gains included in net income	(251,898)	102,597	(149,301)

Total	6,859	(2,602)	4,257

Net unrealized gains on derivatives qualifying for cash flow hedges	328	(126)	202
Reclassification adjustment for gains included in net income	(847)	324	(523)

Total	(519)	198	(321)

Minimum pension liability adjustments	18,379	(6,830)	11,549

Foreign currency translation adjustments	(6,091)	(6,933)	(13,024)
Reclassification adjustment for losses included in net income	9,980	(578)	9,402

Total	3,889	(7,511)	(3,622)

Total changes in equity from nonowner sources			¥427,018

Fiscal year ended March 31, 2006:
Net income			¥363,511

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥2,226,284	¥(905,855)	1,320,429
Reclassification adjustment for gains included in net income	(72,705)	28,657	(44,048)

Total	2,153,579	(877,198)	1,276,381

Net unrealized losses on derivatives qualifying for cash flow hedges	(2,342)	896	(1,446)
Reclassification adjustment for gains included in net income	(441)	169	(272)

Total	(2,783)	1,065	(1,718)

Minimum pension liability adjustments	218,905	(92,890)	126,015

Foreign currency translation adjustments	97,545	(5,634)	91,911
Reclassification adjustment for gains included in net income	(7,804)	(1,152)	(8,956)

Total	89,741	(6,786)	82,955

Total changes in equity from nonowner sources			¥1,847,144

Fiscal year ended March 31, 2007:
Net income			¥581,288

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥764,721	¥(308,419)	456,302
Reclassification adjustment for gains included in net income	(247,921)	100,767	(147,154)

Total	516,800	(207,652)	309,148

Net unrealized losses on derivatives qualifying for cash flow hedges	(3,161)	1,214	(1,947)
Reclassification adjustment for losses included in net income	2,762	(1,056)	1,706

Total	(399)	158	(241)

Minimum pension liability adjustments	(2,563)	1,019	(1,544)

Foreign currency translation adjustments	32,537	(626)	31,911
Reclassification adjustment for gains included in net income	(6,420)	283	(6,137)

Total	26,117	(343)	25,774

Total changes in equity from nonowner sources			¥914,425

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	2005	2006	2007
	(in millions)
Preferred stock (Note 20):
Balance at beginning of fiscal year	¥137,100	¥247,100	¥247,100
Conversion of Class 2 preferred stock to common stock	(15,000)	—	—
Issuance of new shares of Class 3 preferred stock	125,000	—	—

Balance at end of fiscal year	¥247,100	¥247,100	¥247,100

Common stock (Note 21):
Balance at beginning of fiscal year	¥1,069,708	¥1,084,708	¥1,084,708
Issuance of new shares of common stock by conversion of Class 2 preferred stock	15,000	—	—

Balance at end of fiscal year	¥1,084,708	¥1,084,708	¥1,084,708

Capital surplus (Note 21):
Balance at beginning of fiscal year	¥1,057,900	¥1,080,463	¥5,566,894
Issuance of new shares of Class 3 preferred stock (Note 20)	123,951	—	—
Issuance of new shares of common stock in exchange for the shares of Diamond Computer Service Co., Ltd. (Note 4)	20,974	—	—
Redemption of Class 1 preferred stock (Note 20)	(122,100)	(122,100)	—
Merger with UFJ Holdings, Inc. (Note 2)	—	4,403,225	—
Amortization of beneficial conversion feature of preferred stock (Note 20)	—	201,283	267,432
Gains (losses) on sales of shares of treasury stock, net of taxes	(219)	2,677	(1,048)
Stock-based compensation expense of UnionBanCal corporation (Note 33)	—	—	3,257
Impact of SFAS No.123R implementation of UnionBanCal corporation (Note 33)	—	—	(1,468)
Other—net	(43)	1,346	(538)

Balance at end of fiscal year	¥1,080,463	¥5,566,894	¥5,834,529

Retained earnings appropriated for legal reserve (Note 22):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571

Balance at end of fiscal year	¥239,571	¥239,571	¥239,571

Unappropriated retained earnings (Note 22):
Balance at beginning of fiscal year	¥958,416	¥1,327,894	¥1,424,634
Net income	415,155	363,511	581,288
Cash dividends:
Common share—¥6,000.00 in 2005, ¥9,000.00 in 2006 and ¥9,000.00 in 2007 per share	(38,840)	(58,855)	(89,526)
Preferred share (Class 1)—¥82,500.00 in 2005 and ¥41,250.00 in 2006 per share	(6,716)	(1,679)	—
Preferred share (Class 2)—¥8,100.00 in 2005 per share	(121)	—	—
Preferred share (Class 3)—¥37,069.00 in 2006 and ¥60,000.00 in 2007 per share	—	(3,707)	(6,000)
Preferred share (Class 8)—¥23,850.00 in 2007 per share	—	—	(570)
Preferred share (Class 9)—¥18,600.00 in 2007 per share	—	—	(1,482)
Preferred share (Class 10)—¥19,400.00 in 2007 per share	—	—	(2,910)
Preferred share (Class 12)—¥17,250.00 in 2007 per share	—	—	(2,667)
Amortization of beneficial conversion feature of preferred stock (Note 20)	—	(201,283)	(267,432)
Impact of SFAS No.123R implementation of UnionBanCal Corporation (Note 33)	—	—	1,468
Deferred compensation-restricted stock awards of UnionBanCal Corporation (Note 33)	—	(1,247)	—

Balance at end of fiscal year (Note 36)	¥1,327,894	¥1,424,634	¥1,636,803

Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 6):
Balance at beginning of fiscal year	¥725,862	¥730,119	¥2,006,500
Net change during the fiscal year	4,257	1,276,381	309,148

Balance at end of fiscal year	¥730,119	¥2,006,500	¥2,315,648

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges (Note 25):
Balance at beginning of fiscal year	¥1,371	¥1,050	¥(668)
Net change during the fiscal year	(321)	(1,718)	(241)

Balance at end of fiscal year	¥1,050	¥(668)	¥(909)

Minimum pension liability adjustments (Note 18):
Balance at beginning of fiscal year	¥(142,028)	¥(130,479)	¥(4,464)
Net change during the fiscal year	11,549	126,015	(1,544)
Adjustments to initially apply SFAS No. 158	—	—	6,008

Balance at end of fiscal year	¥(130,479)	¥(4,464)	¥—

Pension liability adjustments (Note 18):
Adjustments to initially apply SFAS No. 158	¥—	¥—	¥172,776

Balance at end of fiscal year	¥—	¥—	¥172,776

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(200,486)	¥(204,108)	¥(121,153)
Net change during the fiscal year	(3,622)	82,955	25,774

Balance at end of fiscal year	¥(204,108)	¥(121,153)	¥(95,379)

Balance at end of fiscal year	¥396,582	¥1,880,215	¥2,392,136

Treasury stock:
Balance at beginning of fiscal year	¥(2,443)	¥(3,221)	¥(774,969)
Purchases of shares of treasury stock (Note 21)	(921)	(775,242)	(292,200)
Sales of shares of treasury stock	836	4,243	65,627
Increase resulting from merger with UFJ Holdings, Inc.	—	(868)	—
Net decrease (increase) resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	(693)	119	7

Balance at end of fiscal year	¥(3,221)	¥(774,969)	¥(1,001,535)

Total shareholders’ equity	¥4,373,097	¥9,668,153	¥10,433,312

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	2005	2006	2007
	(in millions)
Cash flows from operating activities:
Net income	¥415,155	¥363,511	¥581,288
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (income) from discontinued operations—net (Note 3)	(1,493)	(8,973)	817
Depreciation and amortization	116,348	260,825	383,870
Impairment of intangible assets (Note 10)	2,216	251	184,760
Provision for credit losses	108,338	110,167	358,603
Government grant for transfer of substitutional portion of Employees’ Pension Fund plans (Note 18)	—	(103,001)	—
Investment securities gains—net	(198,006)	(89,861)	(238,277)
Foreign exchange losses (gains)—net	75,287	222,977	(3,908)
Equity in losses (earnings) of equity method investees	(26,272)	(22,258)	56,879
Provision for deferred income tax expense	234,555	67,261	434,993
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(586,923)	958,487	(280,834)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	76,059	(1,267,996)	(395,668)
Decrease in accrued interest receivable and other receivables	2,623	15,616	157,769
Increase (decrease) in accrued interest payable and other payables	12,198	(29,197)	127,769
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	(24,775)	(163,365)	116,933
Increase in allowance for repayment of excess interest (Note 28)	—	9,733	92,741
Other—net	2,253	29,909	(14,723)

Net cash provided by operating activities	207,563	354,086	1,563,012

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	38,786,642	47,801,160	36,262,585
Proceeds from maturities of investment securities available for sale	34,964,164	35,712,110	28,187,867
Purchases of investment securities available for sale	(72,931,671)	(79,944,570)	(63,170,653)
Proceeds from maturities of investment securities being held to maturity	61,741	42,264	47,334
Purchases of investment securities being held to maturity	(1,004,347)	(241,001)	(623,171)
Proceeds from sales of other investment securities	24,865	132,838	255,743
Purchases of preferred stock investment in UFJ Bank Limited (Note 6)	(700,000)	—	—
Purchases of common stock investment in ACOM Co., LTD. (Note 4)	(137,877)	—	—
Purchases of other investment securities	(218,728)	(53,240)	(119,626)
Net decrease (increase) in loans	(177,347)	(1,231,764)	410,203
Net decrease (increase) in interest-earning deposits in other banks	(873,275)	(500,026)	462,314
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	582,119	876,349	(3,912,447)
Proceeds from sales of premises and equipment	16,365	43,255	23,728
Capital expenditures for premises and equipment	(44,015)	(82,390)	(119,024)
Cash acquired by the merger with UFJ Holdings, Inc.—net (Note 2)	—	5,509,837	—
Cash acquired due to increase of consolidated subsidiaries	—	203,363	—
Purchases of intangible assets	(79,233)	(111,800)	(184,205)
Other—net	(91,251)	98,877	(12,721)

Net cash provided by (used in) investing activities	(1,821,848)	8,255,262	(2,492,073)

Cash flows from financing activities:
Net increase (decrease) in deposits	1,081,464	696,735	(889,962)
Decrease in debentures (Note 14)	(265,957)	—	—
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(2,457,990)	(168,928)	4,016,307
Net decrease in due to trust account	(149,219)	(702,246)	(886,416)
Net increase (decrease) in other short-term borrowings	3,820,971	(6,628,777)	(4,847,764)
Proceeds from issuance of long-term debt	1,438,251	3,314,680	3,254,073
Repayment of long-term debt	(894,480)	(2,122,116)	(2,661,783)
Proceeds from issuance of new shares of preferred stock, net of stock issue expenses	248,951	—	—
Proceeds from sales of preferred stock issued by a subsidiary	—	108,250	—
Payments for redemption of preferred stock	(122,100)	(122,100)	—
Payments for redemption of preferred stock issued by a subsidiary	—	—	(120,000)
Proceeds from sales of treasury stock	1,164	7,832	64,041
Payments to acquire treasury stock (Note 21)	(921)	(775,242)	(292,182)
Dividends paid	(45,648)	(64,220)	(103,047)
Dividends paid to minority interests	(11,490)	(62,435)	(23,584)
Other—net	86,396	(82,154)	(5,764)

Net cash provided by (used in) financing activities	2,729,392	(6,600,721)	(2,496,081)

Effect of exchange rate changes on cash and cash equivalents	(6,637)	20,283	25,458

Net increase (decrease) in cash and cash equivalents	1,108,470	2,028,910	(3,399,684)
Cash and cash equivalents at beginning of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥10,752 million in 2005, ¥13,939 million in 2006 and ¥14,069 million in 2007)	3,111,967	4,220,437	6,249,347

Cash and cash equivalents at end of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥13,939 million in 2005, ¥14,069 million in 2006 and ¥2,194 million in 2007)	¥4,220,437	¥6,249,347	¥2,849,663

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥453,532	¥913,783	¥1,547,702
Income taxes, net of refunds	95,477	254,588	3,864
Non-cash investing activities:
Issuance of new shares of common stock in exchange for the shares of Diamond Computer Service Co., Ltd. (Note 4)	20,974	—	—
Obtaining assets by entering into capital lease	8,232	27,158	35,942

Merger with UFJ Holdings, Inc. by stock-for-stock exchanges (Note 2):
Non-cash assets acquired at fair value	—	78,619,706	—
Liabilities assumed at fair value	—	79,804,419	—

Net	—	(1,184,713)	—

Non-cash financing activities:
Stocks issued in connection with the merger with UFJ Holdings, Inc. (Note 2)	—	4,403,225	—

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (“MTFG”), the parent company of The Bank of Tokyo-Mitsubishi, Ltd. (“BTM”), Mitsubishi Trust and Banking Corporation (“Mitsubishi Trust”) and Mitsubishi Securities Co., Ltd. (“Mitsubishi Securities”), merged with UFJ Holdings, Inc. (“UFJ Holdings”), the parent company of UFJ Bank Limited (“UFJ Bank”), UFJ Trust Bank Limited (“UFJ Trust”) and UFJ Tsubasa Securities Co., Ltd. (“UFJ Tsubasa Securities”), with MTFG being the surviving entity and MTFG renamed MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries (the “UFJ Holdings Group”) were recorded at fair value as of October 1, 2005. The results of operations of the UFJ Holdings Group have been included in the accompanying consolidated financial statements since October 1, 2005. Unless otherwise mentioned, numbers for the fiscal years ended March 31, 2005 reflect the results of MTFG and its subsidiaries (the “MTFG Group”) only. Numbers as of March 31, 2006 reflect the financial position of the MUFG Group while numbers for the fiscal year ended March 31, 2006 comprised the results of the MTFG Group for the six months ended September 30, 2005 and the results of the MUFG Group from October 1, 2005 to March 31, 2006. Numbers as of March 31, 2007 and for the fiscal year ended March 31, 2007 reflect the financial position and results of the MUFG Group. See Note 2 for further discussion of the merger.

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

Fiscal periods of certain subsidiaries, which end on or after December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2005, 2006 and 2007, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal periods ended on December 31, would have resulted in a decrease

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of ¥0.94 billion, an increase of ¥8.63 billion and a decrease of ¥0.20 billion, respectively, to net income. No intervening events occurred during each of the three-month periods ended March 31, 2005, 2006 and 2007 which, if recorded, would have had effects of more than 1% of consolidated total assets, loans, total liabilities, deposits or total shareholders’ equity as of March 31, 2005, 2006 and 2007.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Investment Securities—Debt securities for which the MUFG Group has both the positive intent and ability to hold to maturity are classified as Securities being held to maturity and carried at amortized cost. Debt securities that the MUFG Group may not hold to maturity and marketable equity securities, other than those classified as Trading account securities, are classified as Securities available for sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within accumulated other changes in equity from nonowner sources, which is a component of shareholders’ equity. Other investment securities include nonmarketable equity securities carried at their acquisition costs, and also securities held by subsidiaries that are

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investment companies. Such securities held by those subsidiaries are not within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and are subject to the specialized industry accounting principles in the “AICPA Audit and Accounting Guide Investment Companies” (the “AICPA Guide”) applicable for those subsidiaries. Securities of those subsidiaries are carried at their fair values.

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

Derivative Financial Instruments—The MUFG Group engages in derivative activities involving swaps, forwards, futures, options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to the customers’ financial needs. Derivatives are also used to manage its market risk exposures to fluctuations in interest and foreign exchange rates, equity and commodity prices, and counterparty credit risk.

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities. Fair values are estimated based on market or broker-dealer quotes when available. Valuation models such as present value and pricing models are applied to current market information to estimate fair values when such quotes are not available. The MUFG Group defers trade date gains or losses on derivatives where the fair values of those derivatives are not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a net basis. Changes in the fair value of such contracts are recognized currently in Foreign exchange losses—net with respect to foreign exchange contracts and in Trading account profits—net with respect to interest rate contracts and other types of contracts.

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

Loans—Loans originated by the MUFG Group (“originated loans”) are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Originated loans held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using the method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the contractual lives of the loans using a method that approximates the interest method when such purchased loans are outside the scope of Statement of Position (“SOP”) 03-3 issued by the American Institute of Certified Public Accountants (“AICPA”), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” as described below.

Originated loans are considered impaired when, based on current information and events, it is probable that the MUFG Group will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Originated loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with SOP 03-3 adopted by the MUFG Group on April 1, 2005, impaired loans acquired for which it is probable that the MUFG Group will be unable to collect all contractual receivables are initially recorded at the present value of amounts expected to be received, and the related valuation allowances are not carried over or created initially. Accretable yield is limited to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan, and subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the loan’s yield over its remaining life after reduction of any remaining allowance for credit losses for the loan established after its acquisition, if any, while any decrease in such cash flows below than those initially expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition are recognized as impairments.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Depreciation of premises and equipment is computed under the declining-balance method with respect to premises and equipment of BTMU, MUTB and certain other subsidiaries, and under the straight-line method with respect to premises and equipment of other subsidiaries, at rates principally based on the following estimated useful lives:

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

Asset retirement obligations related to restoration of certain leased properties upon lease termination are recorded in Other liabilities with a corresponding increase in leasehold improvements. The amounts represent the present value of expected future cash flows associated with returning such leased properties to their original condition. The difference between the gross and present value of expected future cash flows is accreted over the life of the related leases as a non-interest expense.

Goodwill—The MUFG Group reports the excess of the cost of investments in subsidiaries over its share of the fair value of net assets at the date of acquisition as Goodwill. Goodwill related to investments in equity method investees is included in Other assets as a part of the carrying amount of investments in equity method investees.

Goodwill arising from a business combination is not amortized but is subject to an annual impairment test. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. A reporting unit is an operating segment, or an identified business unit one level below an operating segment. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	2 to 10	Straight-line
Core deposit intangibles	4 to 18	Declining-balance
Customer relationships	7 to 30	Declining-balance
Trade names	12 to 20	Straight-line

Intangible assets having indefinite useful lives, primarily certain customer relationships, are not amortized but are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite-lived intangible asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

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

Accrued Severance and Pension Liabilities—The MUFG Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans. The liabilities related to these plans are computed and recognized based on actuarial computations. Unrecognized net actuarial gains and losses that arise from differences between actual experiences and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. Prior to the adoption of SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” an excess of the accumulated benefit obligation over the plan assets was recognized in the consolidated balance sheets as the minimum liability, and a corresponding intangible assets was recognized up to the amount equal to the total of unrecognized prior service cost and unrecognized net obligation at transition. To the extent that the minimum liability exceeds the intangible asset, it was recognized in accumulated other changes in equity from nonowner sources. The costs of the plans, based on actuarial computations of current and future employee benefits, were charged to Salaries and employee benefits.

The MUFG Group adopted the recognition provisions of SFAS No. 158 as of March 31, 2007. See Accounting Changes—Defined Benefit Pension and Other Postretirement Plans and Note 18 for further information.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for repayment of excess interest—The MUFG Group maintains an allowance for repayment of excess interest, under SFAS No. 5, “Accounting for Contingencies,” based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile and recent trend of borrowers’ demand for reimbursement. The allowance is recorded as a liability in Other liabilities.

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

Income Taxes—The provision for income taxes is determined using the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized. The provision for deferred taxes is based on the change in the net deferred tax asset or liability during the fiscal year.

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

Earnings per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common shares and is computed by dividing income available to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 24 for the computation of basic and diluted EPS.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Treasury Stock—The MUFG Group presents its treasury stock, including shares of MUFG owned by its subsidiaries and affiliated companies, as a reduction of shareholders’ equity on the consolidated balance sheets at cost and accounts for treasury stock transactions under an average cost method. Gains (losses) on sales of the treasury stock are charged to capital surplus.

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

Stock-Based Compensation—Certain subsidiaries of MUFG have stock-based compensation plans, which are described more fully in Note 33. For the fiscal years ended March 31, 2005 and 2006, as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation,” compensation expense was recognized using the intrinsic value-based method of valuing stock options prescribed in Accounting Principles Board Opinions (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under the intrinsic value-based method, compensation expense was measured as the amount by which the quoted market price of these subsidiaries’ stock at the date of grant exceeded the stock option exercise price. On April 1, 2006, the MUFG Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). See Accounting Changes—Share-Based Payment and Note 33 for further information.

Had the employee stock-based compensation plans been accounted for under the fair value method of SFAS No. 123, the MUFG Group’s compensation expense, net income, and net income per share would have been the pro forma amounts indicated in the following table:

	For the fiscal years ended March 31,
	2005	2006
	(in millions)
Reported net income	¥415,155	¥363,511
Add: Stock-based employee compensation expense (included in reported net income, net of tax)	16	322
Less: Stock-based employee compensation expense (determined under fair value based method for all awards, net of tax)	(1,677)	(1,688)

Pro forma net income, after stock-based employee compensation expense	¥413,494	¥362,145

	(in Yen)
Basic earnings per common share—net income available to common shareholders:
Reported	¥62,717.21	¥19,313.78
Pro forma	62,462.09	19,145.56
Diluted earnings per common share—net income available to common shareholders:
Reported	62,476.76	18,951.87
Pro forma	62,221.87	18,783.65

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal years ended March 31, 2005 and 2006 to conform to the presentation for the fiscal year ended March 31, 2007.

These reclassifications and format changes include 1) the presentation of “Outsourcing expenses, including data processing,” “Depreciation of premises and equipment,” “Impairment of intangible assets,” “Taxes and public charges” and “Provision for repayment of excess interest” as separate line items in the consolidated statements of income, and 2) the presentation of “Impairment of intangible assets,” “Equity in losses (earnings) of equity method investees,” “Increase in allowance for repayment of excess interest” and “Purchases of intangible assets” as separate line items in the consolidated statements of cash flows.

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

In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46R”). FIN No. 46R modified FIN No. 46 in certain respects, including the scope exception, the definition of VIEs, and other factors that effect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission (“SEC”) stated the SEC staff’s position in a letter to the AICPA dated March 3, 2004, that the SEC staff did not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity’s year-end and the frequency of interim reporting. In accordance with the letter, the MUFG Group adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R was deferred. Under FIN No. 46R, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE is recognized as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle was to decrease net income by ¥977 million for the fiscal year ended March 31, 2005. See Note 27 for further discussion of VIEs in which the MUFG Group holds variable interests.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Had the asset retirement obligations been accounted for under FIN No. 47 at the inception of operating leases requiring restoration, the MUFG Group’s net income and net income per share would have been the pro forma amounts indicated in the following table:

	For the fiscal years ended March 31,
	2005	2006
	(in millions)
Reported net income	¥415,155	¥363,511
Cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes:
Reported	—	9,662
Pro forma	667	516

Pro forma net income, after cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes	¥414,488	¥372,657

	(in Yen)
Basic earnings per common share—net income available to common shareholders:
Reported	¥62,717.21	¥19,313.78
Pro forma	62,717.11	19,314.91
Diluted earnings per common share—net income available to common shareholders:
Reported	62,476.76	18,951.87
Pro forma	62,476.66	18,953.00

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123, and supersedes APB No. 25. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, which provides interpretive guidance on SFAS No. 123R. SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting and requires entities to recognize the costs of share-based payment transactions with employees based on the grant-date fair value of those awards over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R is effective as of the beginning of the fiscal year or interim period beginning after June 15, 2005. The MUFG Group adopted SFAS No. 123R on April 1, 2006 under the modified prospective method, which resulted in a decrease in income from continuing operations before income tax expense of ¥1,969 million and a decrease in income from continuing operations, net of taxes, of ¥1,026 million for the fiscal

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

year ended March 31, 2007, which includes estimated forfeitures for restricted stock and the amortization of compensation costs related to unvested stock options. The corresponding impact to both basic and diluted earnings per share was a reduction of ¥102.08 per share for the fiscal year ended March 31, 2007. The adoption of SFAS No. 123R did not have a material impact on the MUFG Group’s cash flows. See Note 33 for a further discussion of the adoption of SFAS No. 123R and stock-based compensation plans.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The MUFG Group adopted SFAS No. 153 on April 1, 2006, which did not have a material impact on its financial position and results of operations.

Accounting Changes and Error Corrections—In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. The MUFG Group adopted SFAS No. 154 on April 1, 2006, which did not have a material impact on its financial position and results of operations.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments—In November 2005, the FASB staff issued an FASB Staff Position (“FSP”) on SFAS No. 115 and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.” This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than temporary impairments. The guidance in this FSP is applicable for certain investments such as debt and equity securities that are within the scope of SFAS No. 115 and equity securities that are not subject to the scope of SFAS No. 115 and No. 124 and not accounted for under the equity method pursuant to APB No. 18, “The Equity Method of Accounting for Investments in Common Stock,” and related interpretations. This FSP nullifies the requirements of paragraphs 10-18 of the FASB Emerging Issues Task Force (the “EITF”) Issue 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP carries forward the requirements of paragraphs 8 and 9 of EITF Issue 03-1 with respect to cost-method investments, and carries forward the disclosure requirements included in paragraphs 21 and 22 of EITF Issue 03-1. Also, the guidance in this FSP amends SFAS No. 115, SFAS No. 124 and APB No. 18. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005, with earlier application permitted. The MUFG Group adopted the FSP on April 1, 2006, which did not have a material impact on its financial position and results of operations.

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

In June 2003, BTMU submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, BTMU made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. The substitutional obligation and related plan assets were transferred to a government agency in March 2005 and BTMU was released from paying the substitutional portion of the benefits to its employees. The completion of the transfer to the Japanese Government of the substitutional portion of the employee pension plan constituted a settlement of such plan. However, since there remains a defined benefit plan and the settlement occurred subsequent to December 31, 2004 (the measurement date of such plan), the MUFG Group recognized net gains of ¥34,965 million as a result of the transfer / settlement for the fiscal year ended March 31, 2006. See Note 18 for further discussion.

Effects of Prior Year Misstatements on Current Year Financial Statements—In September 2006, the SEC staff issued SAB No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. It requires the use of both the “iron curtain” and “rollover” approaches in quantifying and evaluating the materiality of a misstatement. Under the iron curtain approach, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. The rollover approach quantifies the error as the amount by which the current year income statement is misstated. If either approach results in a material misstatement, financial statement adjustments are required. SAB No. 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. Early adoption is encouraged in interim periods which are part of a fiscal year ending after November 15, 2006. The MUFG Group adopted SAB No. 108 as of March 31, 2007, which did not have a material impact on its financial position and results of operations.

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued SFAS No. 158. SFAS No. 158 requires entities to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement plans in its consolidated statement of financial position and recognize changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in comprehensive income. SFAS No. 158 clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s fiscal year-end statement of financial positions. SFAS No. 158 also requires additional disclosure information related to certain effects on the net periodic benefit costs and credits, and transition assets or obligations. The requirement to recognize the funded status as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2008. The MUFG Group adopted the recognition provisions of SFAS No. 158 as of March 31, 2007. The adoption of SFAS No. 158, which had no impact on how the MUFG

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Group determines its net periodic benefit costs, did have the effect of increasing shareholders’ equity by ¥178,784 million, net of taxes, which was recorded in accumulated other changes in equity from nonowner sources.

Recently Issued Accounting Pronouncements

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140 and resolves issues addressed in SFAS No. 133 Implementation Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The MUFG Group has not completed the study of what effect SFAS No. 155 will have on its financial position and results of operations.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of FIN No. 46R is permitted but not required. If retrospective application is elected, it must be completed no later than the end of the first annual reporting period ending after July 15, 2006. The MUFG Group has not completed the study of what effect the FSP will have on its financial position and results of operations.

Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The MUFG Group will adopt the provisions of FIN No. 48 on April 1, 2007. The impact of adopting FIN No. 48 is not expected to be significant on its financial position and results of operations.

Leveraged Leases—In July, 2006, the FASB issued an FSP on SFAS No. 13, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.” This FSP requires if, during the lease term, the projected timing of the income tax cash flows generated by a leveraged lease is revised, the rate of return and the allocation of income shall be recalculated from the inception of the lease. At adoption, the cumulative effect of applying the provisions of this FSP shall be reported as an adjustment to the beginning balance of retained earnings as of the beginning of the period in which this FSP is adopted. This FSP shall be applied to fiscal years beginning after December 15, 2006. The MUFG Group will adopt the provisions of this FSP on April 1, 2007. The MUFG Group estimates that the cumulative effect of adopting this FSP will be to reduce the beginning balance of retained earnings by approximately ¥6 billion, net of taxes. The reduction to retained earnings at adoption will be recognized in interest income over the remaining terms of the affected leases as tax benefits are realized.

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

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No 115.” SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. The MUFG Group has not completed the study of what effect SFAS No. 159 will have on its financial position and results of operations.

Investment Company Accounting—In June 2007, the AICPA issued SOP 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.” SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Guide. The statement also addresses whether the specialized industry accounting principles of the AICPA Guide should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity. SOP 07-1 is effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. In addition, in May 2007, the FASB issued an FSP FIN No. 46R-7, “Application of FIN No. 46R to Investment Companies,” which amends FIN No. 46R to make permanent the temporary deferral of the application of FIN No. 46R to entities within the scope of the revised audit guide under SOP 07-1. The MUFG Group has not completed the study of what effect SOP 07-1 and FSP FIN No. 46R-7 will have on its financial position and results of operations.

2.    BUSINESS COMBINATION

Merger with UFJ Holdings

Pursuant to the merger agreement dated April 20, 2005 between MTFG and UFJ Holdings and their respective subsidiaries, MTFG merged with UFJ Holdings on October 1, 2005 and was renamed MUFG. Therefore, the results of the UFJ Holdings Group operations have been included in the consolidated financial statements subsequent to October 1, 2005.

The UFJ Holdings Group was one of Japan’s leading providers of financial services with a competitive domestic position in the Nagoya and Osaka areas, as well as a client base of small and medium-sized enterprises and retail customers which complements MTFG’s subsidiaries. These anticipated synergies contributed to a purchase price that resulted in the recognition of goodwill.

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

Purchase Price Allocation

The merger was accounted for under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”. The purchase price of the UFJ Holdings Group amounted to ¥4,406,146 million as described below, of which ¥4,403,225 million was recorded in capital surplus relating to merger with the UFJ Holdings Group, and direct acquisition costs of ¥2,921 million were included in the purchase price.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The purchase price of the UFJ Holdings Group was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of October 1, 2005, as summarized below:

(in millions)
Total purchase price	¥4,406,146
Less (add):
Shareholders’ equity of the UFJ Holdings Group	2,530,834
The UFJ Holdings Group’s goodwill and other intangible assets	(2,927,411)
Estimated adjustments to reflect assets acquired at fair value:
Investment securities	317,340
Net loans	464,053
Premises and equipment	28,919
Intangible assets	1,264,310
Deferred tax assets	1,434,066
Others	(29,892)
Estimated adjustments to reflect liabilities assumed at fair value:
Long-term debt	(604,920)
Deferred tax liabilities	(6,077)
Others	201,794

Total fair value of net assets acquired	2,673,016

Goodwill	¥1,733,130

See Note 10 for the amount of goodwill by reportable segment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed statement of net assets acquired

The following condensed statement of net assets acquired reflects the fair value of the assets and liabilities of the UFJ Holdings Group as of October 1, 2005:

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

The estimated useful lives of the intangible assets at October 1, 2005 were as follows:

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

	For the fiscal years ended March 31,
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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    DISCONTINUED OPERATIONS

During the fiscal year ended March 31, 2006, UnionBanCal Corporation (“UNBC”), a U.S. subsidiary of BTMU whose results were reported as a separate business segment, signed a definitive agreement to sell its international correspondent banking operations to Wachovia Bank, N.A., effective October 6, 2005, and the principal legal closing of the transaction took place on the same day, with UNBC receiving ¥25,220 million in cash from Wachovia Bank, N.A. At the principal closing, no loans or other assets were acquired by Wachovia Bank, N.A., and no liabilities were assumed. UNBC continued to operate the international business over a transition period of several months. All of UNBC’s offices designated for disposal were closed as of June 30, 2006. The remaining assets included deposits with banks awaiting approval for repatriation of capital and unremitted profits and loans that are maturing in 2008. During the fiscal year ended March 31, 2007, UNBC received an additional ¥466 million as a contingent purchase price payment. The remaining liabilities primarily consisted of accrued expenses, which will be settled when due.

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

Interest expense was attributed to discontinued operations based on average net assets. The amount of interest expense allocated to discontinued operations for the fiscal years ended March 31, 2005, 2006 and 2007 was ¥87 million, ¥1,708 million and ¥209 million, respectively.

The severance reserve balances at March 31, 2006 and 2007 were ¥2,562 million and ¥238 million, respectively. The decrease of ¥2,324 million from March 31, 2006 primarily related to cash payments to employees.

At March 31, 2006 and 2007, the assets and liabilities identified as discontinued operations were comprised of the following:

	2006	2007
	(in millions)
Assets:
Cash and due from banks	¥14,069	¥2,194
Interest-earning deposits in other banks	16,384	—
Loans, net of allowance for credit losses	85,492	159
Customers’ acceptance liability	5,031	45
Other	3,537	37

Assets of discontinued operations to be disposed or sold	¥124,513	¥2,435

Liabilities:
Deposits—Overseas offices:
Non-interest bearing	¥52,772	¥—
Interest-bearing	54,515	—

Total deposits	107,287	—

Bank acceptances outstanding	5,031	45
Other	6,444	501

Liabilities of discontinued operations to be extinguished or assumed	¥118,762	¥546

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of income from discontinued operations for the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007
	(in millions)
Total revenue	¥12,202	¥14,141	¥1,604

Income (loss) from discontinued operations	¥3,936	¥(2,563)	¥(2,451)
Gains on disposal	—	25,220	466
Minority interest in income (loss) of consolidated subsidiaries	941	5,607	(434)
Income tax expense (benefit)	1,502	8,077	(734)

Income (loss) from discontinued operations—net	¥1,493	¥8,973	¥(817)

4.    INVESTMENTS IN ACOM AND DCS

ACOM CO., LTD.

In April 2004, MUFG acquired an additional 12.9% of the common shares of ACOM CO., LTD. (“ACOM”), a consumer finance company in Japan, resulting in an aggregate ownership interest of 15.1% in ACOM. Prior to the acquisition, the MUFG Group held 2.2% of the common shares of ACOM and accounted for the investment as available-for-sale securities. As a result of the additional investment and a change in the MUFG Group’s relationship with ACOM, including an increase in the MUFG Group’s representation on ACOM’s board of directors, the MUFG Group obtained the ability to exercise significant influence over the operations of ACOM and accounted for such investment under the equity method for the fiscal year ended March 31, 2005. The equity method was applied in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary in accordance with APB No. 18.

Diamond Computer Service Co., Ltd.

During the fiscal year ended March 31, 2005, MUFG acquired 100% of Diamond Computer Service Co., Ltd. (“DCS”), a former equity method investee of BTMU, which provides data processing and IT development services, through a share exchange. 26,205 shares of MUFG’s common stock were issued in exchange for all of the outstanding shares of DCS’s common stock based on the exchange ratio of 0.00135 shares of MUFG’s common stock for each share of DCS’s common stock. Following the completion of the exchange offer, in accordance with a business alliance between DCS and a third party, MUFG sold 60% of its shares of DCS to the third party. As a result, DCS became an equity method investee at March 31, 2005.

5.    TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2006 and 2007. For trading derivative contracts executed under legally enforceable master netting agreements, related assets and liabilities are bilaterally offset and reported net by each counterparty.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2006	2007
	(in millions)
Trading account assets:
Trading securities:
Japanese government, prefectural and municipal bonds	¥3,981,830	¥3,379,723
Commercial paper	2,034,471	1,560,914
Equity securities, foreign governments bonds and other securities	2,054,167	3,627,000

Total	8,070,468	8,567,637

Trading derivative assets:
Interest rate contracts:
Forwards and futures	12,262	15,333
Swaps and swap-related products	3,551,856	2,659,600
Options purchased	128,782	126,956

Total	3,692,900	2,801,889

Foreign exchange contracts:
Forwards and futures	594,448	774,458
Swaps	388,002	439,078
Options purchased	275,689	328,473

Total	1,258,139	1,542,009

Other contracts, mainly equity and credit-related contracts	236,186	260,742
Offsetting of derivatives with the same counterparty under master netting agreements	(2,529,670)	(2,726,197)

Total	¥10,728,023	¥10,446,080

Trading account liabilities:
Trading securities sold, not yet purchased	¥159,607	¥839,908
Trading derivative liabilities:
Interest rate contracts:
Forwards and futures	12,605	17,714
Swaps and swap-related products	3,733,132	2,629,454
Options written	116,582	111,319

Total	3,862,319	2,758,487

Foreign exchange contracts:
Forwards and futures	500,985	658,117
Swaps	337,285	379,125
Options written	423,082	533,260

Total	1,261,352	1,570,502

Other contracts, mainly equity and credit-related contracts	268,543	183,061
Offsetting of derivatives with the same counterparty under master netting agreements	(2,529,670)	(2,726,197)

Total	¥3,022,151	¥2,625,761

See Note 32 for the methodologies and assumptions used to estimate fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains (losses) for the fiscal years ended March 31, 2005, 2006 and 2007 were comprised of the following:

	2005	2006	2007
	(in millions)
Interest rate and other derivative contracts	¥6,415	¥(347,089)	¥212,778
Trading account securities, excluding derivatives	55,637	363,512	192,035

Trading account profits—net	62,052	16,423	404,813
Foreign exchange derivative contracts	(65,595)	39,461	26,861

Net trading gains (losses)	¥(3,543)	¥55,884	¥431,674

6.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2006 and 2007 were as follows:

	2006				2007
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds(1)	¥23,912,143	¥5,747	¥2,441	¥23,915,449	¥20,939,737	¥49,152	¥8,031	¥20,980,858
Japanese prefectural and municipal bonds	250,296	458	199	250,555	238,039	1,803	173	239,669
Foreign governments and official institutions bonds(1)	2,117,038	34,783	10,686	2,141,135	3,469,222	78,535	9,646	3,538,111
Corporate bonds(1)	6,569,851	106,394	13,376	6,662,869	6,060,236	169,997	4,208	6,226,025
Mortgage-backed securities(1)	2,727,484	84,551	18,749	2,793,286	2,728,015	80,026	14,208	2,793,833
Other debt securities(1)	1,160,417	17,360	1,936	1,175,841	3,186,722	67,780	3,726	3,250,776
Marketable equity securities	4,852,888	3,701,247	7,361	8,546,774	4,677,589	3,979,849	6,928	8,650,510

Total	¥41,590,117	¥3,950,540	¥54,748	¥45,485,909	¥41,299,560	¥4,427,142	¥46,920	¥45,679,782

Securities being held to maturity: Debt securities:
Japanese national government and Japanese government agency bonds	¥2,281,211	¥773	¥16,331	¥2,265,653	¥2,809,445	¥6,418	¥7,147	¥2,808,716
Japanese prefectural and municipal bonds	85,878	1,233	289	86,822	78,276	921	7	79,190
Foreign governments and official institutions bonds	20,233	322	96	20,459	14,142	402	39	14,505
Corporate bonds	57,368	121	35	57,454	127,576	937	30	128,483
Other debt securities	21,384	14	29	21,369	3,660	8	2	3,666

Total	¥2,466,074	¥2,463	¥16,780	¥2,451,757	¥3,033,099	¥8,686	¥7,225	¥3,034,560

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	Amortized costs and estimated fair values of investment securities available for sale at March 31, 2006 have been restated as follows:

	As previously reported				As restated
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt Securities:
Japanese national government and Japanese government agency bonds	¥23,890,095	¥5,747	¥2,222	¥23,893,620	¥23,912,143	¥5,747	¥2,441	¥23,915,449
Foreign governments and official institutions bonds	2,108,035	34,284	10,682	2,131,637	2,117,038	34,783	10,686	2,141,135
Corporate bonds	6,990,122	114,092	14,218	7,089,996	6,569,851	106,394	13,376	6,662,869
Mortgage-backed securities	2,666,587	83,614	18,745	2,731,456	2,727,484	84,551	18,749	2,793,286
Other debt securities	832,094	11,098	1,321	841,871	1,160,417	17,360	1,936	1,175,841

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥794,305 million and ¥623,430 million, at March 31, 2006 and 2007, respectively, because their fair values were not readily determinable. The MUFG Group periodically monitors the status of each investee including the credit ratings and changes in the MUFG Group’s share of net assets in the investees as compared with its shares at the time of investment, or utilizes commonly accepted valuation models for certain nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities. The impairment of cost-method investments is not estimated when valuation models are not applicable if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in the AICPA Guide presented in Other investment securities were carried at fair value of ¥68,664 million and ¥47,529 million at March 31, 2006 and 2007, respectively.

See Note 32 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2007 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held-to-maturity		Available-for-sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥531,268	¥531,133	¥11,158,348
Due from one year to five years	2,401,198	2,403,141	13,527,213
Due from five years to ten years	50,846	51,406	5,278,662
Due after ten years	49,787	48,880	7,065,049

Total	¥3,033,099	¥3,034,560	¥37,029,272

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended March 31, 2005, 2006 and 2007, gross realized gains on sales of investment securities available for sale were ¥429,583 million, ¥476,646 million and ¥360,406 million, respectively, and gross realized losses on sales of investment securities available for sale were ¥138,737 million, ¥124,278 million and ¥66,190 million, respectively.

For the fiscal years ended March 31, 2005, 2006 and 2007, losses resulting from write-downs of investment securities to reflect the decline in value considered to be other than temporary were ¥106,929 million, ¥337,501 million and ¥162,959 million respectively, which were included in Investment securities gains—net in the consolidated statements of income. The losses of ¥337,501 million for the fiscal year ended March 31, 2006 included losses of ¥194,561 million from Japanese national government bonds classified as available for sale.

The following table shows the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2006 and 2007 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2006:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds(1)	¥440,193	¥2,441	¥—	¥—	¥440,193	¥2,441	58
Japanese prefectural and municipal bonds	8,874	199	—	—	8,874	199	20
Foreign governments and official institutions bonds(1)	701,164	9,642	46,502	1,044	747,666	10,686	205
Corporate bonds(1)	750,390	13,376	—	—	750,390	13,376	466
Mortgage-backed securities(1)	535,081	6,887	321,353	11,862	856,434	18,749	332
Other debt securities(1)	410,125	1,344	19,144	592	429,269	1,936	353
Marketable equity securities(1)	127,798	7,299	100	62	127,898	7,361	143

Total	¥2,973,625	¥41,188	¥387,099	¥13,560	¥3,360,724	¥54,748	1,577

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥2,146,344	¥16,331	¥—	¥—	¥2,146,344	¥16,331	19
Japanese prefectural and municipal bonds	25,206	289	—	—	25,206	289	72
Foreign governments and official institutions bonds	14,654	96	—	—	14,654	96	20
Corporate bonds	10,545	35	—	—	10,545	35	23
Other debt securities	13,350	29	—	—	13,350	29	30

Total	¥2,210,099	¥16,780	¥—	¥—	¥2,210,099	¥16,780	164

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2007:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥7,450,507	¥8,031	¥—	¥—	¥7,450,507	¥8,031	51
Japanese prefectural and municipal bonds	19,118	173	—	—	19,118	173	8
Foreign governments and official institutions bonds	1,046,605	8,766	74,270	880	1,120,875	9,646	243
Corporate bonds	553,876	4,208	—	—	553,876	4,208	2,516
Mortgage-backed securities	281,103	1,354	436,003	12,854	717,106	14,208	343
Other debt securities	273,935	3,372	28,579	354	302,514	3,726	86
Marketable equity securities	95,056	6,928	—	—	95,056	6,928	65

Total	¥9,720,200	¥32,832	¥538,852	¥14,088	¥10,259,052	¥46,920	3,312

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥613,971	¥756	¥1,236,032	¥6,391	¥1,850,003	¥7,147	36
Japanese prefectural and municipal bonds	11,207	7	—	—	11,207	7	31
Foreign governments and official institutions bonds	—	—	749	39	749	39	1
Corporate bonds	22,319	23	2,715	7	25,034	30	32
Other debt securities	353	2	—	—	353	2	3

Total	¥647,850	¥788	¥1,239,496	¥6,437	¥1,887,346	¥7,225	103

Note:

(1)	Unrealized gross losses and estimated fair values of investment securities available for sale at March 31, 2006 by length of time that individual securities in each category have been in a continuous loss position have been restated as follows:

	Less than 12 months		12 months or more		Total
	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt Securities:
As previously reported
Japanese national government and Japanese government agency bonds	¥418,364	¥2,222	¥—	¥—	¥418,364	¥2,222	50
Foreign governments and official institutions bonds	700,593	9,638	46,502	1,044	747,095	10,682	204
Corporate bonds	904,160	14,218	—	—	904,160	14,218	577
Mortgage-backed securities	526,075	6,883	321,353	11,862	847,428	18,745	329
Other debt securities	287,761	729	19,144	592	306,905	1,321	254
Marketable equity securities	123,488	7,299	100	62	123,588	7,361	146
As restated
Japanese national government and Japanese government agency bonds	¥440,193	¥2,441	¥—	¥—	¥440,193	¥2,441	58
Foreign governments and official institutions bonds	701,164	9,642	46,502	1,044	747,666	10,686	205
Corporate bonds	750,390	13,376	—	—	750,390	13,376	466
Mortgage-backed securities	535,081	6,887	321,353	11,862	856,434	18,749	332
Other debt securities	410,125	1,344	19,144	592	429,269	1,936	353
Marketable equity securities	127,798	7,299	100	62	127,898	7,361	143

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group has determined that unrealized losses on investments at March 31, 2006 and 2007 are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

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

As shown in the table above, there were no material unrealized losses that have been in a continuous loss position for 12 months or more, except for unrealized losses on certain foreign governments and official institutions bonds, mortgage-backed securities and other debt securities held by UNBC at March 31, 2007. Foreign governments and official institutions bonds in an unrealized loss position for 12 months or more were issued by one of the several Government-Sponsored Enterprises (“GSEs”). These securities were issued with a stated interest rate and mature in less than five years. All of the unrealized losses on these securities resulted from rising interest rates subsequent to purchase. Unrealized losses will decline as interest rates fall below the purchased yield and as the securities approach maturity. Since UNBC has the ability and positive intent to hold the securities until recovery of the carrying value, which could be maturity, the unrealized loss is considered temporary. Mortgage-backed securities in an unrealized loss position for 12 months or more are primarily securities guaranteed by a GSE. These securities are collateralized by residential mortgage loans and may be prepaid at par prior to maturity. All of the unrealized losses on the mortgage-backed securities resulted from rising interest rates subsequent to purchase. Because the likelihood of credit loss is remote, the securities are excluded from the periodic evaluation of other-than-temporary impairment. Other debt securities in an unrealized loss position for 12 months or more primarily consisted of collateralized loan obligations held by UNBC. Unrealized losses on such securities arise from rising interest rates, widening credit spreads, credit quality of the underlying collateral, and the market’s opinion of the performance of the fund managers. Based on the cash flow analysis set out above, such unrealized losses are determined to be temporary in nature.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic factors and the issuers’ performance, as well as cyclical market price fluctuation due to changes in market interest rates, foreign exchange rates, and changes in credit spreads etc. In view of the diversity and volume of equity investments as well as the fact that the majority of investments in debt securities are in high-grade fixed-rate bonds, including sovereign bonds, the MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other than temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Banks’ Shareholdings Purchase Corporation

Under a Japanese law forbidding banks from holding marketable equity securities in excess of their Tier I capital after September 30, 2006, the Banks’ Shareholdings Purchase Corporation (“BSPC”) was established in January 2002 in order to soften the impact on the stock market of sales of cross-shareholdings. BSPC began accepting share offers from financial institutions on February 15, 2002. It has been funded by financial institutions, including BTMU and MUTB, which made initial contributions of ¥2,000 million (“preferred contributions”). BSPC will be disbanded when it sells all shares that it purchased from financial institutions, or by March 31, 2017, at the latest.

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

At the establishment of BSPC in January 2002, BTMU and MUTB collectively paid ¥2,000 million to BSPC as preferred contributions. At the time of the sales, BTMU and MUTB made subordinated contributions to the Special Account of ¥1,652 million and ¥183 million for the fiscal years ended March 31, 2002 and 2003, respectively. For the fiscal year ended March 31, 2003, the MUFG Group evaluated its preferred contributions of ¥2,000 million and subordinated contributions of ¥1,835 million for impairment, and recognized an impairment loss of ¥3,835 million. On October 1, 2005, the MUFG Group acquired, at fair value, the preferred and subordinated contributions of the UFJ Holdings Group to BSPC for ¥4,000 million and ¥10,616 million, respectively.

The MUFG Group sold marketable equity securities to BSPC with aggregate market values of ¥112,400 million, ¥3,537 million and nil, respectively, during the fiscal years ended March 31, 2005, 2006 and 2007. Also, BTMU and MUTB made loans to BSPC to fund its purchases of marketable equity securities. Such loans to BSPC, which are guaranteed by the Japanese government, amounted to ¥141,727 million, ¥25,300 million and ¥273,100 million at March 31, 2005, 2006 and 2007, respectively.

The MUFG Group accounts for the transfers of marketable equity securities to the General Account, if any, as secured borrowings. With respect to the transfers of marketable equity securities to the Special Account with the requirement of subordinated contributions, if the fair value of the securities sold to the Special Account is greater than 10% of the fair value of all securities held by the Special Account, the MUFG Group accounts for the subordinated contributions as a partial retained interest in the sale. For all periods presented, the MUFG Group had no sales of securities whose fair value was greater than 10% of the fair value of all securities held by the Special Account. For the fiscal years ended March 31, 2005, 2006 and 2007, the MUFG Group recognized

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

gains of ¥62,226 million, ¥769 million and nil, respectively, on the sales of marketable equity securities to the Special Account. In September 2006, BSPC ceased purchasing marketable equity securities from banks.

Preferred Stock Investment in UFJ Bank

In August 2004, four companies in the MTFG Group concluded a basic agreement with four companies in the UFJ Holdings Group, regarding the management integration of the two groups. In September 2004, MTFG purchased preferred shares issued by UFJ Bank of ¥700,000 million. These preferred shares were carried at cost on the MTFG Group’s consolidated balance sheet at March 31, 2005. The estimated fair value of the investment was not readily determinable at March 31, 2005. As a result of the merger, these preferred shares were converted into common shares of BTMU and, accordingly, were eliminated in the MUFG Group’s consolidated balance sheet at March 31, 2006.

Debt-for-equity Swap

The MUFG Group restructured certain debt by entering into debt-for-equity swap transactions. As a result of these debt-for-equity swap transactions, the MUFG Group’s loans to some borrowers, under standard terms available to similarly situated corporate borrowers, were effectively converted into equity interests in the borrowers, often in the form of preferred shares. The aggregate carrying amounts of debt swapped for equity, net of allowance, for the fiscal years ended March 31, 2005, 2006 and 2007 were ¥76,836 million, ¥240 million and nil, respectively. Such loans were often identified as impaired and, accordingly, the debt-for-equity swap transactions did not materially affect the MUFG Group’s results of operations for the fiscal years ended March 31, 2005, 2006 and 2007.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    LOANS

Loans at March 31, 2006 and 2007, by domicile and type of industry of borrowers are summarized below:

Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan.

	2006(3)	2007
	(in millions)
Domestic:
Manufacturing	¥10,749,411	¥10,973,586
Construction	1,980,255	1,830,752
Real estate	8,624,737	7,924,203
Services	6,599,337	6,921,165
Wholesale and retail	9,760,781	9,404,231
Banks and other financial institutions	5,555,572	4,395,778
Communication and information services	1,185,821	1,132,086
Other industries	11,764,455	10,411,332
Consumer(2)	23,727,793	24,455,346

Total domestic	79,948,162	77,448,479

Foreign:
Governments and official institutions	332,213	374,157
Banks and other financial institutions	1,101,152	1,529,447
Commercial and industrial	11,776,784	13,498,030
Other	2,337,237	2,523,644

Total foreign	15,547,386	17,925,278

Unearned income, unamortized premiums—net and deferred loan fees—net	11,287	(50,913)

Total(1)	¥95,506,835	¥95,322,844

Notes:

(1)	The above table includes loans held for sale of ¥41,904 million and ¥113,580 million at March 31, 2006 and 2007, respectively.
(2)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, BTM’s credit administration system was upgraded and became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business. This breakdown at March 31, 2006 and 2007 is presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in millions)
March 31, 2006	¥17,212	¥13,925	¥425,929	¥160,805	¥30,937	¥947	¥2,968	¥6,257	¥658,980
March 31, 2007	¥14,662	¥12,281	¥367,290	¥132,893	¥26,104	¥677	¥2,407	¥5,411	¥561,725

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Classification of loans by industry at March 31, 2006 has been restated as follows:

	As previously reported	As restated
	(in millions)
Domestic :
Manufacturing	¥10,796,610	¥10,749,411
Construction	1,968,386	1,980,255
Real estate	8,616,597	8,624,737
Services	6,154,336	6,599,337
Wholesale and retail	9,532,843	9,760,781
Banks and other financial institutions	5,798,109	5,555,572
Communication and information services	1,182,493	1,185,821
Other industries	12,170,995	11,764,455
Consumer	23,727,793	23,727,793

Total domestic . . . . . . . . . . . . . . .	79,948,162	79,948,162

Foreign :
Governments and official institutions	325,037	332,213
Banks and other financial institutions	1,152,596	1,101,152
Commercial and industrial	13,403,032	11,776,784
Other	666,721	2,337,237

Total foreign . . . . . . . . . . . . . . . .	15,547,386	15,547,386

Unearned income, unamortized premiums-net and deferred loan fees-net . .	11,287	11,287

Total . . . . . . . . . . . . . . . . . . .	¥95,506,835	¥95,506,835

Substantially all domestic loans are made under agreements which, as is customary in Japan, provide that a bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantees with respect to the loans, and that the bank may treat any collateral, whether furnished as security for loans or otherwise, as collateral for all indebtedness to the bank. At March 31, 2006 and 2007, such collateralized loans originated by the MUFG Group, which were principally collateralized by real estate, marketable securities and accounts receivable, amounted to ¥28,204,615 million and ¥27,703,501 million, respectively, which represented 35% and 36%, respectively, of the total domestic loans at March 31, 2006 and 2007.

Note:

The amount of collateralized loans and its percentage to the total domestic loans at March 31, 2006 have been restated from ¥11,346,054 million and 14% to ¥28,204,615 million and 35%, respectively.

Nonaccrual and restructured loans were ¥2,021,670 million and ¥1,677,030 million at March 31, 2006 and 2007, respectively. Had interest on these loans been accrued pursuant to the original terms, gross interest income on such loans for the fiscal years ended March 31, 2006 and 2007 would have been approximately ¥70.2 billion and ¥93.9 billion, respectively, of which approximately ¥46.9 billion and ¥68.1 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of income. Accruing loans contractually past due 90 days or more were ¥23,008 million and ¥22,470 million at March 31, 2006 and 2007, respectively.

The MUFG Group provided commitments to extend credit to customers with restructured loans. The amounts of such commitments were ¥5,361 million and ¥20,473 million at March 31, 2006 and 2007, respectively. See Note 26 for further discussion of commitments to extend credit.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2006 and 2007 is shown below:

	2006		2007
	Recorded loan balance	Impairment allowance	Recorded loan balance	Impairment allowance
	(in millions)
Requiring an impairment allowance	¥1,205,628	¥441,444	¥1,118,929	¥569,685
Not requiring an impairment allowance(1)	253,996	—	263,031	—

Total(2)	¥1,459,624	¥441,444	¥1,381,960	¥569,685

Notes:
(1)	These loans do not require an allowance for credit losses under SFAS No. 114 since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥222 million and ¥755 million at March 31, 2006 and 2007, respectively.

The average recorded investments in impaired loans were approximately ¥1,486 billion, ¥1,244 billion and ¥1,395 billion, respectively, for the fiscal years ended March 31, 2005, 2006 and 2007.

For the fiscal years ended March 31, 2005, 2006 and 2007, the MUFG Group recognized interest income of approximately ¥30.9 billion, ¥25.8 billion and ¥36.0 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal was certain; otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans Acquired in a Transfer

In accordance with SOP 03-3, the following table sets forth information primarily about loans of the UFJ Holdings Group acquired in connection with the merger, for which it is probable, at acquisition, that the MUFG Group will be unable to collect all contractually required payments receivable.

	2006(1)	2007
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥3,616,943	¥41,986
Cash flows expected to be collected at acquisitions	1,506,748	4,195
Fair value of loans at acquisitions	1,397,219	3,266

Accretable yield for loans within the scope of SOP 03-3:
Balance at beginning of fiscal year	¥—	¥260,959
Additions	109,529	929
Accretion	(37,272)	(103,127)
Disposals	(270)	(939)
Reclassifications from nonaccretable difference	188,972	26,626

Balance at end of fiscal year	¥260,959	¥184,448

Loans within the scope of SOP 03-3:
Outstanding balance, beginning of fiscal year	¥—	¥2,139,043
Outstanding balance, end of fiscal year	2,139,043	1,224,057
Carrying amount, beginning of fiscal year	—	898,764
Carrying amount, end of fiscal year	898,764	455,906

Nonaccruing loans within the scope of SOP 03-3:
Carrying amount at acquisition date during fiscal year	¥490,775	¥786
Carrying amount at end of fiscal year	311,627	158,065

Provisions within the scope of SOP 03-3:
Balance of allowance for loan losses at beginning of fiscal year	¥—	¥27,175
Additional provisions during fiscal year	33,528	50,369
Reductions of allowance during fiscal year	—	20,326
Balance of allowance for loan losses at end of fiscal year	27,175	12,391

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group considered prepayments in the determination of contractual cash flows and cash flows expected to be collected based on historical results.

Note:

(1)	The balances and components of loans acquired in a transfer for the fiscal year ended March 31, 2006 have been restated as follows:

	As previously reported	As restated
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥3,506,033	¥3,616,943
Cash flows expected to be collected at acquisitions	1,505,303	1,506,748
Fair value of loans at acquisitions	1,395,774	1,397,219

Accretable yield for loans within the scope of SOP 03-3:
Balance at beginning of fiscal year	¥—	¥—
Additions	109,529	109,529
Accretion	(206,321)	(37,272)
Disposals	(34,765)	(270)
Reclassifications from nonaccretable difference	258,686	188,972

Balance at ending of fiscal year	¥127,129	¥260,959

Loans within the scope of SOP 03-3:
Outstanding balance, beginning of fiscal year	¥—	¥—
Outstanding balance, end of fiscal year	2,029,191	2,139,043
Carrying amount, beginning of fiscal year	—	—
Carrying amount, end of fiscal year	897,657	898,764

Nonaccruing loans within the scope of SOP 03-3:
Carrying amount at acquisition date during fiscal year	¥489,330	¥490,775
Carrying amount at end of fiscal year	310,521	311,627

Provisions within the scope of SOP 03-3:
Balance of allowance for loan losses at beginning of fiscal year	¥—	¥—
Additional provisions during fiscal year	27,010	33,528
Reductions of allowance during fiscal year	—	—
Balance of allowance for loan losses at end of fiscal year	27,010	27,175

Lease Receivable

As part of its financing activities, the MUFG Group enters into leasing arrangements with customers. The MUFG Group’s leasing operations are performed through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and transportation equipment.

As of March 31, 2006 and 2007, the components of the investment in direct financing leases were as follows:

	2006(1)	2007
	(in millions)
Minimum lease payment receivable	¥948,019	¥982,689
Estimated residual values of leased property	42,415	41,949
Less—unearned income	(72,372)	(73,637)

Net investment in direct financing leases	¥918,062	¥951,001

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	The balances and components of the investment in direct financing leases at March 31, 2006 have been restated as follows:

	As previously reported	As restated
	(in millions)
Minimum lease payment receivable	¥1,085,897	¥948,019
Estimated residual values of leased property	42,183	42,415
Less—unearned income	(72,377)	(72,372)

Net investment in direct financing leases	¥1,055,703	¥918,062

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2007 were as follows:

Direct financing leases
(in millions)
Fiscal year ending March 31:
2008	¥302,996
2009	241,122
2010	184,569
2011	116,597
2012	70,056
2013 and thereafter	67,349

Total minimum lease payment receivables	¥982,689

Government-led Loan Restructuring Program

Under the legislation enacted by the Japanese Diet in June 1996, which incorporates the restructuring program for the loans of seven failed housing-loan companies (the “Jusen”), the Deposit Insurance Corporation (“DIC”) established a Housing Loan Administration Corporation (“HLAC”) to collect and dispose of the loans of the liquidated Jusen. In 1999, HLAC merged with the Resolution and Collection Bank Limited to create the Resolution and Collection Corporation (“RCC”), which is wholly owned by the DIC.

Financial institutions, including the MUFG Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the MUFG Group made loans of ¥407,078 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. On October 1, 2005, the MUFG Group acquired, at fair value, loans of the UFJ Holdings Group to HLAC in connection with the merger with UFJ Holdings. During the fiscal years ended March 31, 2006 and 2007, certain of these loans were repaid before maturity. At March 31, 2006 and 2007, outstanding loans to HLAC were ¥265,213 million and ¥232,174 million, respectively.

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The MUFG Group made non-interest-earning deposits of ¥176,089 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. The deposit balances as of March 31, 2006 and 2007, which are included in Other Assets,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were ¥351,705 million and ¥358,344 million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of HLAC.

It is uncertain what losses (so-called “stage two loss”), if any, may ultimately be incurred by the RCC through the collection of the Jusen loans during the 15-year term. If any such losses ultimately occur, the Japanese government will be liable for half of such losses, and the investment income to be earned by the Special Fund during the 15 years is to be used to cover the remaining half of the losses. The investment income to be earned by the New Fund during the 15 years is to be used to compensate for a portion of the public funds used for the Jusen restructuring.

At this time management believes all loans and deposits will be collectible according to their respective terms.

Sales of Loans

The MUFG Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. The Financial Services Agency of Japan (the “FSA”) announced in October 2002 that it will strive to reduce the aggregate ratio of nonperforming loans to total loans of major Japanese banks, including MUFG’s domestic banking subsidiaries, by approximately half by March 31, 2005. Pursuant to the FSA’s policy and in order to improve its loan quality, BTMU and MUTB actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third party purchasers without any continuing involvement. Management of BTMU and MUTB generally decide on approvals for disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. The excess of the proceeds from the sales of loans over their carrying amounts were ¥15,417 million, ¥47,083 million and ¥31,243 million for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. Such excess is reported in the consolidated statements of income as reduction in Provision for credit losses to the extent of the existing Allowance for credit losses on sold loans and remaining excess as Gains on sales of loans.

Loan Securitization

The MUFG Group had no significant transfers of loans in securitization transactions accounted for as sales for the fiscal years ended March 31, 2006 and 2007, and did not retain any significant interests associated with loans transferred in securitizations at March 31, 2007. The MUFG Group securitized mortgage loans in the fiscal year ended March 31, 2005. After securitizations of mortgage loans, the MUFG Group provides servicing and advancing lines for the loans transferred to the trust. As a result of the securitization, the MUFG Group received proceeds of ¥8,620 million and recognized gains of ¥154 million for the fiscal year ended March 31, 2005. The MUFG Group did not possess any retained interests associated with the securitizations at March 31, 2005.

Related Party Loans

In some cases, the banking subsidiaries of MUFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2006 and 2007, outstanding loans to such related parties were not significant.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2005, 2006 and 2007, there were no loans to related parties that were

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

charged-off. Additionally, at March 31, 2006 and 2007, there were no loans to related parties that were impaired.

8.    ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the fiscal years ended March 31, 2005, 2006 and 2007 are shown below:

	2005	2006	2007
	(in millions)
Balance at beginning of fiscal year	¥888,120	¥739,872	¥1,012,227
Additions resulting from the merger with UFJ Holdings(1)	—	287,516	—
Provision for credit losses	108,338	110,167	358,603
Charge-offs	297,939	164,733	303,114
Less—Recoveries	37,317	28,598	40,419

Net charge-offs	260,622	136,135	262,695
Others(2)	4,036	10,807	4,318

Balance at end of fiscal year	¥739,872	¥1,012,227	¥1,112,453

Notes:
(1)	Additions resulting from the merger with UFJ Holdings represent the allowance for credit losses for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others principally include foreign exchange translation and discontinued operations adjustments.

As explained in Note 7, nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include the decrease in the allowance for credit losses due to loan disposal activity amounting to ¥25.1 billion, ¥25.9 billion and ¥4.6 billion for the fiscal years ended March 31, 2005, 2006 and 2007, respectively.

9.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2006 and 2007 consisted of the following:

	2006	2007
	(in millions)
Land	¥471,184	¥449,283
Buildings	576,899	551,188
Equipment and furniture	565,857	618,513
Leasehold improvements	308,905	346,254
Construction in progress	6,703	12,556

Total	1,929,548	1,977,794
Less accumulated depreciation	755,971	830,283

Premises and equipment—net	¥1,173,577	¥1,147,511

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥117,283 million and ¥131,709 million at March 31, 2006 and 2007, respectively. Accumulated depreciation on such capitalized leases at March 31, 2006 and 2007 amounted to ¥42,515 million and ¥62,319 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 1999, BTMU sold a 50% undivided interest in its head office building and land (including structure and equipment) for ¥91,500 million and a 50% undivided interest in its main office building and land (including structure and equipment) for ¥9,100 million to a real estate company. At the same time, BTMU entered an agreement to lease back the 50% undivided interest in the buildings sold from the buyer over a period of 7 years. BTMU has accounted for these transactions as financing arrangements, and recorded the total proceeds of ¥100,600 million as a financing obligation.

In August 2005, BTMU bought back a 50% undivided interest in these office buildings and land for ¥111,597 million. The buy back resulted in an extinguishment of debt of ¥103,731 million, which included the finance obligation for the 50% of any improvements that was paid by the real estate company, and loss on extinguishment of liabilities of ¥7,866 million. The repurchase was undertaken to increase the stability and flexibility of the property as the office buildings and land are expected to function as a significant piece of the infrastructure for BTMU.

Before the merger, UFJ Bank entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for their business operations, including bank branches. UFJ Bank either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, UFJ Bank was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the consolidated balance sheets and depreciated. Upon the merger with UFJ Holdings at October 1, 2005, the MUFG Group recorded the properties at fair value. The financing obligation at March 31, 2006 and 2007 were ¥81,003 million and ¥46,270 million, respectively.

For the fiscal years ended March 31, 2005, 2006 and 2007, the MUFG Group recognized ¥1,591 million, ¥7,201 million and ¥12,602 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of carrying amount is doubtful. In addition, ¥2,612 million, ¥1,941 million and ¥319 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

10.    GOODWILL AND OTHER INTANGIBLE ASSETS

The MUFG Group applied SFAS No. 142 which requires that goodwill be tested for impairment at least annually. Further, SFAS No. 142 requires that intangible assets with finite useful lives continue to be amortized over their useful lives while intangible assets with indefinite lives are subject to impairment testing at least annually.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill

The table below presents the changes in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2006 and 2007:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Business Group	Global Markets	Total
			Overseas
		Domestic	Other than UNBC	UNBC	Overseas Total	Total
	(in millions)
Fiscal year ended March 31, 2006:
Balance at March 31, 2005	¥—	¥15,078	¥—	¥56,021	¥56,021	¥71,099	¥14,735	¥—	¥85,834
Goodwill acquired during the fiscal year	741,006	837,608	148,613	14,313	162,926	1,000,534	7,792	2,300	1,751,632
Foreign currency translation adjustments and other	—	(128)	—	6,610	6,610	6,482	—	—	6,482

Balance at March 31, 2006	¥741,006	¥852,558	¥148,613	¥76,944	¥225,557	¥1,078,115	¥22,527	¥2,300	¥1,843,948

Fiscal year ended March 31, 2007:
Balance at March 31, 2006	¥741,006	¥852,558	¥148,613	¥76,944	¥225,557	¥1,078,115	¥22,527	¥2,300	¥1,843,948
Goodwill acquired during the fiscal year	—	5,111	—	12,021	12,021	17,132	—	—	17,132
Reduction due to elimination of valuation allowance for deferred tax assets	(9,010)	(2,458)	(548)	—	(548)	(3,006)	—	—	(12,016)
Foreign currency translation adjustments and other	(5,790)	(786)	—	2,321	2,321	1,535	—	—	(4,255)

Balance at March 31, 2007	¥726,206	¥854,425	¥148,065	¥91,286	¥239,351	¥1,093,776	¥22,527	¥2,300	¥1,844,809

Notes:
(1)	See Note 30 for the business segment information of the MUFG Group.
(2)	See Note 2 for the goodwill acquired in connection with the merger with UFJ Holdings.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2006 and 2007:

	2006			2007
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥856,988	¥404,629	¥452,359	¥922,271	¥407,592	¥514,679
Core deposit intangibles	589,035	49,439	539,596	599,907	134,191	465,716
Customer relationships	341,863	24,409	317,454	238,763	44,838	193,925
Trade names	33,990	890	33,100	32,982	2,539	30,443
Other	12,832	8,395	4,437	6,247	2,559	3,688

Total	¥1,834,708	¥487,762	1,346,946	¥1,800,170	¥591,719	1,208,451

Intangible assets recorded in connection with the additional minimum pension liabilities under SFAS No. 87 (See Note 18)			1,985			—
Intangible assets not subject to amortization:
Indefinite-lived customer relationships			126,427			39,400
Indefinite-lived trade names			17,682			6,400
Other			11,455			10,829

Total			155,564			56,629

Total			¥1,504,495			¥1,265,080

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2007 amounted to ¥217,689 million, which primarily consisted of ¥205,891 million of software and ¥10,759 million of core deposit intangibles. The weighted average amortization periods for these assets are 5 years and 6 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2007 amounted to ¥96 million.

For the fiscal years ended March 31, 2005, 2006 and 2007, the MUFG Group recognized ¥2,216 million, ¥251 million and ¥184,760 million, respectively, of impairment losses for intangible assets whose carrying amount exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, the estimated value based on appraisal, or the discounted expected future cash flows.

The losses for the fiscal years ended March 31, 2005 and 2006 primarily consisted of leasehold and telephone subscription rights not subject to amortization. The losses for the fiscal year ended March 31, 2007 included losses of ¥183,959 million from customer relationships and trade names, which were both subject to and not subject to amortization, under the Integrated Retail Banking Business Group. These intangible assets were initially valued based on discounted expected future cash flows. The future cash flows were negatively revised due to the adverse change in the business environment for consumer finance companies attributable to an ensuing action toward legal revisions of consumer lending law to lower the interest rate permissible on consumer loans and, accordingly, the MUFG Group reevaluated these intangible assets and recognized impairment losses.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(in millions)
Fiscal year ending March 31:
2008	¥242,347
2009	215,972
2010	164,737
2011	135,793
2012	104,403

11.    INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2005, 2006 and 2007 was as follows:

	2005	2006	2007
	(in millions)
Current:
Domestic	¥12,209	¥41,279	¥67,470
Foreign	56,991	56,933	50,363

Total	69,200	98,212	117,833

Deferred:
Domestic	227,100	70,942	430,577
Foreign	7,455	(3,681)	4,416

Total	234,555	67,261	434,993

Income tax expense from continuing operations	303,755	165,473	552,826
Income tax expense (benefit) from discontinued operations	1,502	8,077	(734)
Income tax benefit from cumulative effect of a change in accounting principle	—	(6,605)	—
Income tax expense (benefit) reported in shareholders’ equity relating to:
Investment securities available for sale	2,602	877,198	207,652
Derivatives qualifying for cash flow hedges	(198)	(1,065)	(158)
Minimum pension liability adjustments	6,830	92,890	(1,019)
Foreign currency translation adjustments	7,511	6,786	343

Total	16,745	975,809	206,818

Total	¥322,002	¥1,142,754	¥758,910

Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 40.6% for the fiscal years ended March 31, 2005, 2006 and 2007. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Consolidated Corporate Tax

In March 2003, MUFG’s application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system became effective for the fiscal year ended March 31, 2003. The consolidated corporate-tax system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2005, MUFG’s application to suspend the consolidated corporate-tax system was approved by the Japanese tax authorities. For the fiscal year ended March 31, 2005, the MUFG Group filed its tax returns under the consolidated corporate-tax system. Due to the suspension of the consolidated corporate-tax system, deferred income taxes had been calculated separately based on temporary differences as of March 31, 2005 and future taxable income at each company.

Merger

Under the Japanese corporate tax law, the merger between MTFG and UFJ Holdings as well as those between their principal subsidiaries, including banks, trust banks, and securities companies, were treated as a tax qualified merger, and the tax bases of assets and liabilities and the operating loss carryforwards of UFJ Holdings and its principal subsidiaries were carried forward in the combined entities’ income tax returns. As a result, the tax items comprising MUFG’s deferred tax assets and liabilities significantly increased at March 31, 2006 compared to March 31, 2005.

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.4	0.7	0.2
Dividends from foreign subsidiaries	1.1	1.6	0.9
Foreign tax credit and payments	1.6	1.4	0.8
Lower tax rates applicable to income of subsidiaries	(0.8)	(6.9)	(0.5)
Minority interests	1.6	9.5	0.6
Change in valuation allowance	(2.6)	0.2	7.2
Realization of previously unrecognized tax effects of subsidiaries	(0.1)	(16.5)	—
Nontaxable dividends received	(1.2)	(1.7)	(1.4)
Tax expense on capital transactions by a subsidiary	—	4.4	—
Other—net	1.7	(2.1)	0.3

Effective income tax rate	42.3%	31.2%	48.7%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2006 and 2007 were as follows:

	2006	2007
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥693,399	¥643,011
Operating loss carryforwards	1,641,837	1,347,053
Loans	121,111	64,676
Accrued severance indemnities and pension plans	55,552	—
Accrued liabilities and other	352,261	417,365
Sale-and-leaseback transactions	49,253	48,018
Derivative financial instruments	202,346	135,907
Valuation allowance(1)	(431,619)	(509,463)

Total deferred tax assets	2,684,140	2,146,567

Deferred tax liabilities:
Investment securities	1,048,356	1,298,266
Intangible assets	430,550	296,744
Lease transactions	67,702	63,489
Accrued severance indemnities and pension plans	—	96,225
Other	87,205	76,234

Total deferred tax liabilities	1,633,813	1,830,958

Net deferred tax assets	¥1,050,327	¥315,609

Note:

(1)	At March 31, 2006 and 2007, ¥337 billion and ¥317 billion, respectively, of the valuation allowance related to gross deferred tax assets was attributable to the merger with UFJ Holdings. Future recognition of the tax attributes associated with these gross deferred tax assets would result in MUFG’s share of tax benefits being allocated first to reduce goodwill, second to reduce other noncurrent intangible assets acquired, and then to reduce income tax expenses. For the fiscal year ended March 31, 2007, the tax benefit of ¥12 billion attributed to the merger was recognized by eliminating the valuation allowance and was applied to reduce goodwill.

The valuation allowance was provided primarily against deferred tax assets recorded at the MUFG Group’s domestic subsidiaries with operating loss carryforwards. The amount of the valuation allowance is determined based on a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2006 and 2007 to the extent that it is more likely than not that they will not be realized. The net changes in the valuation allowance for deferred tax assets were an increase of ¥318,664 million and ¥77,844 million for the fiscal years ended March 31, 2006 and 2007, respectively. The increase for the fiscal year ended March 31, 2006 primarily reflected an increase in the number of subsidiaries for which a valuation allowance was recognized against the deferred tax assets as a result of the merger with UFJ Holdings. The increase for the fiscal year ended March 31, 2007 primarily reflected the addition of valuation allowances for certain companies including a subsidiary in the consumer finance business due to the decline of their forecasted operating results and estimated future taxable income, and an increase in their deductible temporary differences.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2007, the MUFG Group had operating loss carryforwards of ¥3,296,801 million and tax credit carryforwards of ¥1,216 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2008	¥785	¥—
2009	54,805	—
2010	1,556,343	—
2011	209,074	—
2012	1,076,385	—
2013	297,226	—
2014 and thereafter	64,357	549
No definite expiration date	37,826	667

Total	¥3,296,801	¥1,216

Income taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2007, such undistributed earnings of foreign subsidiaries amounted to approximately ¥366 billion. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither plans nor the intention to dispose of investments in foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize its foreign subsidiaries’ undistributed earnings.

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal years ended March 31, 2005, 2006 and 2007 was as follows:

	2005	2006	2007
	(in millions)
Domestic income	¥555,980	¥346,567	¥920,235
Foreign income	162,414	183,106	214,696

Total	¥718,394	¥529,673	¥1,134,931

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2007, assets mortgaged, pledged, or otherwise subject to lien were as follows:

(in millions)
Trading account securities	¥4,417,700
Investment securities	7,697,995
Loans	4,625,336
Other	144,651

Total	¥16,885,682

The above pledged assets were classified by type of liabilities to which they related as follows:

(in millions)
Deposits	¥325,993
Call money and funds purchased	1,184,869
Payables under repurchase agreements and securities lending transactions	9,745,768
Other short-term borrowings and long-term debt	5,629,052

Total	¥16,885,682

In addition, at March 31, 2007, certain investment securities, principally Japanese national government and Japanese government agency bonds, and other assets aggregating ¥10,965,000 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

Under a Japanese law, Japanese banks are required to maintain certain minimum reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2006 and 2007, the reserve funds maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥4,265,954 million and ¥1,059,151 million, respectively. Average reserves during the fiscal years ended March 31, 2006 and 2007 were ¥5,300,571 million and ¥1,651,564 million, respectively.

Collateral

The MUFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and notes receivable and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the MUFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2007, the MUFG Group pledged ¥13,002 billion of assets that may not be sold or repledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2006 and 2007, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was approximately ¥13,336 billion and ¥19,454 billion, respectively, of which approximately ¥5,688 billion and ¥7,105 billion, respectively, was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the MUFG Group does not dispose of before the counterparties’ default in accordance with the customary practice within the Japanese banking industry.

Note:

The fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged at March 31, 2006 has been restated from the amounts previously reported as follows:

	2006
	As previously reported	As restated
	(in billions)
Fair value of the accepted collateral that is permitted to be sold or repledged	¥13,160	¥13,336
of which, sold or repledged	¥4,503	¥5,688

13.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$85 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 30, 2007) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were ¥22,752,025 million and ¥9,206,913 million, respectively, at March 31, 2006, and ¥24,164,922 million and ¥10,797,947 million, respectively, at March 31, 2007.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maturity information at March 31, 2007 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥32,971,883	¥11,115,361
Due after one year through two years	4,769,338	56,173
Due after two years through three years	3,960,804	101,371
Due after three years through four years	1,437,374	11,285
Due after four years through five years	1,065,606	103,055
Due after five years	141,639	35,340

Total	¥44,346,644	¥11,422,585

Note:

The balance of foreign deposits issued in amounts of US$100,000 or more at March 31, 2006 has been restated from ¥8,252,109 million to ¥9,206,913 million.

14.    DEBENTURES

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

All of the remaining debentures of ¥265,957 million at March 31, 2004 matured in the fiscal year ended March 31, 2005.

15.    CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
	(in millions, except percentages)
Average balance during the fiscal year:
Call money and funds purchased	¥2,230,340	¥2,566,249	¥2,787,474
Call loans and funds sold	827,111	1,313,166	971,791

Net funds purchased position	¥1,403,229	¥1,253,083	¥1,815,683

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥1,521,057	¥2,273,754	¥2,544,637
Principal range of maturities	1 day to 30 days	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.40%	0.51%	2.33%
Maximum balance at any month-end during the fiscal year	¥3,048,831	¥3,623,400	¥3,078,633
Weighted average interest rate paid during the fiscal year	0.32%	0.29%	1.00%

Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    DUE TO TRUST ACCOUNT

MUTB holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.

However, excess cash funds of individual trust accounts are often placed with MUTB which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions for the fiscal years ended March 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
	(in millions, except percentages)
Average balance outstanding during the fiscal year	¥1,349,118	¥2,099,745	¥1,981,427
Maximum balance at any month-end during the fiscal year	1,411,055	3,438,160	2,229,225
Weighted average interest rate during the fiscal year	0.29%	0.24%	0.30%

17.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2006 and 2007, the MUFG Group had unused lines of credit for short-term financing amounting to ¥11,280,010 million and ¥8,567,233 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2006 and 2007 were comprised of the following:

	2006	2007
	(in millions, except percentages)
Domestic offices:
Loans on notes and acceptances transferred with recourse (rediscount)(1)	¥7,208,579	¥—
Commercial paper	1,145,931	1,485,748
Borrowings from financial institutions	424,575	271,885
Other(1)	188,948	1,985,781

Total domestic offices	8,968,033	3,743,414

Foreign offices:
Commercial paper	1,273,869	1,658,420
Other	292,509	332,779

Total foreign offices	1,566,378	1,991,199

Total	10,534,411	5,734,613
Less unamortized discount	33	140

Other short-term borrowings—net	¥10,534,378	¥5,734,473

Weighted average interest rate on outstanding balance at end of fiscal year	0.68%	2.17%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	During the fiscal year ended March 31, 2007, the form of transaction with Bank of Japan was changed to electronic lending arrangement from purchase of bills. Such electronic lending arrangement with the Bank of Japan is included in “Other” in the amount of ¥1,911,000 million at March 31, 2007.

A summary of other short-term borrowing transactions for the fiscal years ended March 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
	(in millions, except percentages)
Average balance outstanding during the fiscal year	¥9,413,280	¥11,828,663	¥7,566,200
Maximum balance at any month-end during the fiscal year	12,380,021	16,059,642	8,549,745
Weighted average interest rate during the fiscal year	0.24%	0.54%	1.44%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2006 and 2007 was comprised of the following:

	2006	2007
	(in millions)
MUFG:
Obligations under capital leases	¥7	¥—
Unsubordinated debt:
Fixed rate bonds, payable in Japanese yen, due 2007-2011, principally 0.31%-1.21%	650,000	641,600
Floating rate bonds, payable in Japanese yen, due 2008, principally 2.18%	50,000	25,000
Subordinated debt:
Floating rate borrowing, payable in United States dollars, no stated maturity, principally 6.25%	587	590
Floating rate borrowing, payable in Euro, no stated maturity, principally 4.75%-5.17%	714	1,574
Floating rate borrowing, payable in Great Britain pound, no stated maturity, principally 6.20%	—	695
Floating rate borrowing, payable in Japanese yen, no stated maturity, principally 2.42%-3.29%	25,836	23,808

Total	727,144	693,267

BTMU:
Obligations under capital leases	¥175,107	¥154,004
Obligation under sale-and-leaseback transactions	81,003	46,270
Unsubordinated debt:
Insurance companies and other institutions, maturing serially through 2008-2012, principally 3.13%-3.67%	36,048	38,000
Fixed rate bonds, payable in Great Britain pound, due 2006, principally 3.15%	2,002	—
Fixed rate bonds, payable in Japanese yen, due 2007-2022, principally 0.15%-2.69%	2,649,092	2,085,078
Fixed rate borrowings, payable in Japanese yen, due 2007-2031, principally 0.00%-7.30%	36,842	28,841
Fixed rate borrowings, payable in Philippine peso, due 2009, principally 8.82%	580	591
Fixed rate borrowings, payable in Thai baht, due 2007-2013, principally 4.10%-5.65%	3,684	6,056
Fixed rate borrowings, payable in United States dollars, due 2009-2018, principally 0.64%-7.49%	18,856	13,813
Adjustable rate borrowings, payable in United States dollars, due 2007-2011, principally 4.24%-4.72%	2,057	1,023
Floating rate borrowings, payable in Thai baht, due 2007-2009, principally 4.48%-4.88%	—	420
Floating rate borrowings, payable in United States dollars, due 2007-2008, principally 5.33%	84,570	82,635

Total	2,833,731	2,256,457
Subordinated debt:
Insurance companies and other institutions, due 2010, principally 1.08%	5,000	3,000
Fixed rate bonds, payable in Japanese yen, due 2010-2020, principally 1.13%-7.74%	519,822	625,532
Fixed rate bonds, payable in United States dollars, due 2010-2011, principally 7.40%-8.40%	495,290	490,165
Fixed rate borrowings, payable in Japanese yen, due 2007-2035, principally 0.14%-6.20%	585,285	571,576
Fixed rate borrowings, payable in United States dollars, due 2008-2013, principally 6.76%-8.98%	580,304	434,057
Adjustable rate borrowings, payable in United States dollars, due 2006, principally 2.90%	293	—
Adjustable rate bonds, payable in Japanese yen, due 2012, principally 1.46%	31,700	1,000
Adjustable rate borrowings, payable in Japanese yen, due 2007-2021, principally 0.69%-2.02%	206,500	197,800
Floating rate bonds, payable in Japanese yen, due 2013, principally 1.32%	—	11,000
Floating rate bonds, payable in Euro, due 2015, principally 3.50%	142,810	157,330
Floating rate bonds, payable in Japanese yen, due 2011-2013, principally 0.71%-1.27%	81,000	—
Floating rate borrowings, payable in Japanese yen, due 2007-2028, principally 0.51%-4.03%	1,619,369	1,368,512
Floating rate borrowings, payable in United States dollars, due 2008-2017, principally 5.80%-8.98%	376,844	647,858
Floating rate borrowings, payable in Euro, due 2015-2017, principally 4.08%-5.17%	227,068	332,753
Floating rate borrowings, payable in Great Britain pounds, due 2017, principally 6.13%-6.20%	—	194,653

Total	4,871,285	5,035,236
Obligations under loan securitization transaction accounted for as secured borrowings, due 2007-2043, principally 0.53%-5.66%	2,045,116	3,124,432

Total	10,006,242	10,616,399

MUTB:
Obligations under capital leases	¥1,596	¥954
Unsubordinated debt:
Insurance companies and other institutions, maturing serially through 2007-2016, principally 0.25%-5.33%	62,329	77,066
Subordinated debt:
Fixed rate borrowings, payable in Japanese yen, due 2007-2017, principally 1.25%-4.00%	110,658	114,516
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 3.15%	2,900	1,400
Adjustable rate borrowings, payable in Japanese yen, due 2012-2020, principally 1.56%-4.00%	49,000	26,300
Floating rate borrowings, payable in Japanese yen, due 2006, principally 0.91%	10,000	—
Perpetual bonds, payable in Japanese yen, principally 1.15%-2.17%	107,100	94,700
Fixed rate bonds, payable in Japanese yen, due 2007-2014, principally 0.92%-4.00%	59,367	59,189
Adjustable rate bonds, payable in Japanese yen, due 2012-2016, principally 0.85%-2.45%	182,700	144,700
Obligations under loan securitization transaction accounted for as secured borrowings, due 2007-2015, principally 0.78%-7.8%	124,945	158,971

Total	710,595	677,796

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2006	2007
	(in millions)
Other subsidiaries:
Unsubordinated debt:
Insurance companies and other institutions, due 2007-2013, principally 0.62%-11.62%	¥442,021	¥272,814
0.25% convertible bond due 2014, payable in Japanese yen(2)	45,422	49,657
Fixed rate bonds and notes, payable in United States dollars, due 2007-2036, principally 0.50%-8.22%	48,508	25,108
Fixed rate bonds and notes, payable in Japanese yen, due 2007-2026, principally 0.00%-7.50%	671,731	502,975
Fixed rate bonds and notes, payable in Euro, due 2008-2012, principally 1.55%-6.25%	949	358
Fixed rate bonds and notes, payable in Indonesian rupiah, due 2007, principally 19.00%	576	665
Fixed rate bonds and notes, payable in Thai baht, due 2007-2010, principally 0.75%-1.36%	—	769
Adjustable rate bonds and notes, payable in United States dollars, due 2011-2012, principally 4.78%-6.37%	3,294	4,430
Floating rate bonds and notes, payable in United States dollars, due 2007-2036, principally 0.00%-10.00%	65,745	26,077
Floating rate bonds and notes, payable in Japanese yen, due 2007-2037, principally 0.00%-20.00%	495,390	861,763
Floating rate bonds and notes, payable in Euro, due 2009-2014, 0.00%-4.08%	99	2,009
Floating rate bonds and notes, payable in Thai baht, due 2006-2010, principally 0.09%-1.36%	964	—
Floating rate bonds and notes, payable in Hong Kong dollars, due 2007-2010, principally 0.75%-5.83%	714	4,415
Floating rate bonds and notes, payable in Brazil real, due 2009-2010, principally 5.37%	—	442
Floating rate bonds and notes, payable in Indonesian rupiah, due 2007-2008, principally 5.33%-11.67%	—	3,240
Floating rate bonds and notes, payable in China yuen, due 2011, principally 8.00%	—	1,158
Obligations under capital leases and other miscellaneous debt	34,395	34,554
Other institutions, due 2007-2035, principally 0.66%-3.58%	37,343	13,194

Total	1,847,151	1,803,628

Subordinated debt:
Insurance companies and other institutions, due 2008-2015, principally 0.98%-2.70%	19,462	19,004
Fixed rate bonds and notes, payable in United States dollars, due 2007-2016, principally 5.25%-10.30%	50,693	140,829
Fixed rate bonds and notes, payable in Japanese yen, due 2009-2017, principally 0.94%-1.97%	24,263	35,118
Floating rate bonds and notes, payable in United States dollars, due 2009-2010, principally 4.70%-5.90%	11,852	1,770
Floating rate bonds and notes, payable in Japanese yen, due 2007-2010, principally 0.69%-1.14%	173,774	170,253
Other miscellaneous debt	153	154

Total	280,197	367,128

Obligations under loan securitization transaction accounted for as secured borrowings, due 2009, principally 2.44%	318,196	231,712

Total	2,445,544	2,402,468

Total	¥13,889,525	¥14,389,930

Notes:

(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of market indices.
(2)	0.25% convertible bond due 2014 was convertible into common stock of MUS. On May 25, 2007, it was redeemed by MUS.

BTMU, MUTB and certain other subsidiaries entered into interest rate and currency swaps for certain debt in order to manage exposure to interest rate and currency exchange rate movements. As a result of these swap arrangements, the effective interest rates may differ from the coupon rates reflected in the above table. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2006 and 2007. Certain interest rates are determined by formulas and may be subject to certain minimum and maximum rates. Floating and adjustable rate debt agreements may provide for interest rate floors to prevent negative interest payments (i.e., receipts).

Certain debt agreements permit BTMU, MUTB and some other subsidiaries to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of maturities of long-term debt subsequent to March 31, 2007:

	MUFG	BTMU	MUTB	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2008	¥75,000	¥1,390,450	¥15,484	¥630,602	¥2,111,536
2009	198,200	1,401,136	54,640	352,978	2,006,954
2010	114,800	976,847	25,330	330,924	1,447,901
2011	198,600	1,312,110	87,340	271,721	1,869,771
2012	80,000	1,053,191	57,566	121,468	1,312,225
2013 and thereafter	26,667	4,482,665	437,436	694,775	5,641,543

Total	¥693,267	¥10,616,399	¥677,796	¥2,402,468	¥14,389,930

18.    SEVERANCE INDEMNITIES AND PENSION PLANS

Defined Benefit Pension Plans

The MUFG Group has funded contributory or non-contributory defined benefit pension plans (“pension benefits”), which cover substantially all of their employees and provide for lifetime annuity payments commencing at age 65 based on eligible compensation at the time of severance, rank, years of service and other factors.

On January 1, 2006, BTMU integrated BTM’s contributory Corporate Defined Benefit Pension plan (“CDBP”) and UFJ Bank’s non-contributory CDBP plan and established a new non-contributory CDBP plan. The integration resulted in the change of the amounts of benefits earned based on employees’ services rendered in prior fiscal periods. The plan amendment did not have a significant impact on the MUFG Group’s results of operations and financial position. MUS and its domestic subsidiaries also have their own CDBP plans.

Until January 1, 2006, BTM’s contributory CDBP was referred to as Employees’ Pension Fund plans (“EPF”s), which were contributory defined benefit pension plans established under the Japanese Welfare Pension Insurance Law (“JWPIL”). These plans were composed of (a) substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL (similar to social security benefits in the United States) and (b) a corporate portion based on a contributory defined benefit pension arrangement established on a discretionary basis. BTMU and its domestic subsidiaries with EPF plans and their employees were exempted from contributions to Japanese Pension Insurance (“JPI”) that would otherwise be required if they had not elected to fund the substitutional portion of the benefit through an EPF arrangement. The EPF plans, in turn, had paid both the corporate and substitutional pension benefits to retired beneficiaries out of their plan assets. Benefits of the substitutional portion were based on a standard remuneration schedule as determined by the JWPIL, but the benefits of the corporate portion were based on a formula determined by each employer/EPF plan. Pension benefits and plan assets applicable to the substitutional portion were included in the corporate portion in the determination of net periodic costs and funded status.

In June 2001, JWPIL was amended to permit each employer/EPF plan to separate the substitutional portion from the EPF plan and transfer the obligation and related assets to the government. The separation process occurred in several phases.

In June 2003, BTMU submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, BTMU made another application for transfer to the government of the remaining

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

substitutional portion and the application was approved in November 2004. To complete the separation process, the substitutional obligation and related plan assets were transferred to a government agency on March 28, 2005.

In accordance with EITF 03-2, the details of which are discussed in Note 1—Accounting Changes, BTMU recognized (1) the difference of ¥103,001 million between the accumulated benefit obligations settled and the assets transferred to the Japanese Government as a government grant for transfer of the substitutional portion of the EPF plan, (2) the proportionate amount of the net unrealized loss of ¥69,257 million for the substitutional portion as settlement loss, and (3) the difference of ¥1,221 million between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion, as gain on derecognition of previously accrued salary progression for the fiscal year ended March 31, 2006.

The remaining portion of the EPF plan (that is, the corporate portion) was transferred to the BTM’s contributory CDBP plan after the separation process was completed.

In addition to the CDBP, BTMU and MUTB have closed Tax-Qualified Pension Plans (“closed TQPPs”), which are non-contributory defined benefit pension plans that provide benefits to certain retired employees, excluding directors in Japan, based on eligible compensation at the time of severance, years of service and other factors.

The MUFG Group also offers qualified and nonqualified defined benefit pension plans in foreign offices and subsidiaries for their employees. The qualified plans are non-contributory defined pension plans, which provide benefits upon retirement based on years of service and average compensation and cover substantially all of the employees of such foreign offices and subsidiaries. With respect to the offices and subsidiaries in the United States of America, the qualified plans are funded on a current basis in compliance with the requirement of the Employee Retirement Income Security Act of the United States of America. The nonqualified plans are non-contributory defined benefit pension plans, under which certain employees earn pay and interest credits on compensation amounts above the maximum stipulated by applicable laws under the qualified plans.

Contributory defined benefit pension plans.    MUTB established a new contributory defined benefit pension plan by integrating the defined benefit pension plans of both Mitsubishi Trust and UFJ Trust on March 31, 2007, which is comprised of substitutional portion and corporate portion. The plan amendment did not have a significant impact on the MUFG Group’s results of operations and financial position.

In addition to the contributory defined benefit pension plan, MUTB has closed TQPPs, which are funded contributory defined benefit pension plans, providing benefits to certain retired employees, excluding directors in Japan, based on eligible compensation at the time of severance, years of service and other factors.

Severance Indemnities Plans

The MUFG Group has severance indemnities plans (“SIP”s) under which their employees in Japan, other than those who are directors, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities based on eligible compensation at the time of severance, rank, years of service and other factors. Under SIPs, benefit payments in the form of a lump-sum cash payment with no option to receive annuity payments, upon mandatory retirement at normal retirement age or earlier termination of employment, are provided. When a benefit is paid in a single payment to a benefit payee under the plans, the payment represents final relief of the obligation.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Postretirement Plans

The MUFG Group’s foreign offices and subsidiaries, primarily in the United States of America, provide their employees with certain postretirement medical and life insurance benefits (“other benefits”). Plan assets are generally invested in government securities, corporate bonds and mutual funds.

Defined Contribution Plans

The MUFG Group maintains several qualified defined contribution plans in its domestic and foreign offices and subsidiaries, all of which are administered in accordance with applicable local laws and regulations. Each office and subsidiary matches eligible employee contributions up to a certain percentage of benefits-eligible compensation per pay period, subject to plan and legal limits. Terms of the plan, including matching percentage and vesting periods, are individually determined by each office and subsidiary.

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2005, 2006 and 2007 were ¥3,500 million, ¥4,473 million and ¥4,928 million, respectively.

Adopting SFAS No. 158

The MUFG Group adopted the recognition provision of SFAS No. 158 at March 31, 2007. The MUFG Group recognized the overfunded status or underfunded status of all plans as prepaid benefit cost or accrued benefit cost on the consolidated balance sheet at March 31, 2007 with an adjustment to accumulated other changes in equity from nonowner sources, net of taxes. SFAS No. 158 did not change how net periodic benefit costs are determined.

The following table presents the incremental effect of applying SFAS No. 158 on individual line items on the consolidated balance sheet at March 31, 2007:

	Before application of SFAS No. 158	Effect of adjustment Increase/(Decrease)	After application of SFAS No. 158
	(in millions)
Intangible assets—net	¥1,266,188	¥(1,108)	¥1,265,080

Deferred tax assets	¥636,246	¥(80,088)	¥556,158

Other assets	¥4,851,683	¥283,742	¥5,135,425

Total assets	¥186,000,365	¥202,546	¥186,202,911

Other liabilities	¥4,995,761	¥23,762	¥5,019,523

Total liabilities	¥175,745,837	¥23,762	¥175,769,599

Accumulated other changes in equity from nonower sources, net of taxes	¥2,213,352	¥178,784	¥2,392,136

Total shareholders’ equity	¥10,254,528	¥178,784	¥10,433,312

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents recognized amounts in accumulated other changes in equity from nonowner sources of the MUFG Group at March 31, 2007:

	Domestic subsidiaries	Foreign offices and subsidiaries		Total
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain)	¥(235,527)	¥31,124	¥5,858	¥(198,545)
Prior service cost	(89,946)	161	(686)	(90,471)
Net obligation at transition	545	—	1,455	2,000

Pension liability adjustments	¥(324,928)	¥31,285	¥6,627	¥(287,016	)(1)

Note:

(1)	Amount recognized in accumulated other changes in equity from nonowner sources, net of taxes, is ¥168,847 million.

The following table presents the expected amounts that will be amortized from accumulated other changes in equity from nonowner sources as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2008:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits	Total
	(in millions)
Net actuarial loss (gain)	¥(4,679)	¥2,707	¥367	¥(1,605)
Prior service cost	(7,446)	130	(24)	(7,340)
Net obligation at transition	493	—	243	736

Total	¥(11,632)	¥2,837	¥586	¥(8,209)

Domestic Subsidiaries

Net periodic cost of pension benefits and SIPs for the fiscal years ended March 31, 2005, 2006 and 2007 included the following components:

	2005	2006	2007
	(in millions)
Service cost—benefits earned during the fiscal year	¥21,474	¥27,545	¥41,123
Interest costs on projected benefit obligation	21,997	25,319	36,203
Expected return on plan assets	(31,206)	(37,916)	(71,015)
Amortization of net obligation at transition	2,498	2,157	2,184
Amortization of prior service cost	(1,047)	(1,091)	(4,197)
Amortization of net actuarial loss (gain)	21,742	15,700	(1,172)
Loss (Gain) on settlements	3,047	68,940	(3,569)
Gain on derecognition of previously accrued salary progression	—	(1,221)	—

Net periodic benefit cost	¥38,505	¥99,433	¥(443)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	2005	2006		2007
Weighted-average assumptions used:
Discount rates in determining expense	2.10%	2.17	%(1)	2.12%
Discount rates in determining benefit obligation	2.19	2.12		2.27
Rates of increase in future compensation level for determining expense	3.12	3.29	(1)	2.95
Rates of increase in future compensation level for determining benefit obligation	3.21	2.95		2.98
Expected rates of return on plan assets	3.45	3.37	(1)	3.36

Note:

(1)	Weighted-average assumptions used in determining expenses for the fiscal year ended March 31, 2006 in the above table are for the MTFG Group only. These assumptions used for the UFJ Holdings Group, related to expenses recognized since October 1, 2005, were as follows:

2006
Discount rates in determining expense	2.13%
Rates of increase in future compensation level for determining expense	4.60
Expected rates of return on plan assets	2.75

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2006 and 2007 for the plans of BTMU, MUTB and other domestic subsidiaries. BTMU and some of its domestic subsidiaries have measured plan assets and benefit obligations at December 31 for the purpose of financial statements, whereas MUTB has used March 31 for the measurement date. Accordingly, funded status and amounts recognized in the table below shows the combined amounts of those presented in the consolidated financial statements of these subsidiaries.

	2006			2007
	Non-contributory pension benefits and SIP	Contributory pension benefits	Total	Non-contributory pension benefits and SIP	Contributory pension benefits		Total
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥173,652	¥905,802	¥1,079,454	¥1,359,293 (1)	¥385,715	(1)	¥1,745,008
Service cost	13,613	13,932	27,545	35,122	6,001		41,123
Interest cost	7,461	17,858	25,319	27,973	8,230		36,203
Plan participants’ contributions	—	1,777	1,777	—	1,194		1,194
Amendments	(8,786)	—	(8,786)	(25,104)	—		(25,104)
Acquisitions in connection with the merger with UFJ Holdings	717,336	132,754	850,090	—	—		—
Actuarial loss (gain)	3,382	14,124	17,506	(16,088)	(31,024)		(47,112)
Benefits paid	(11,322)	(24,462)	(35,784)	(45,705)	(11,895)		(57,600)
Separation	—	(198,528)	(198,528)	—	—		—
Lump-sum payment	(13,585)	—	(13,585)	(11,177)	—		(11,177)

Benefit obligation at end of fiscal year	881,751 (1)	863,257 (1)	1,745,008	1,324,314	358,221		1,682,535

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	125,622	820,819	946,441	1,541,597 (1)	570,567	(1)	2,112,164
Actual return on plan assets	136,762	229,787	366,549	180,136	58,746		238,882
Acquisitions in connection with the merger with UFJ Holdings	753,336	137,875	891,211	—	—		—
Employer contributions	13,820	22,456	36,276	48,436	13,195		61,631
Plan participants’ contributions	—	1,777	1,777	—	1,194		1,194
Benefits paid	(11,322)	(24,462)	(35,784)	(45,705)	(11,895)		(57,600)
Separation	—	(94,306)	(94,306)	—	—		—

Fair value of plan assets at end of fiscal year	1,018,218 (1)	1,093,946 (1)	2,112,164	1,724,464	631,807		2,356,271

Reconciliation of funded status:
Funded status	136,467	230,689	367,156	400,150	273,586		673,736
Reclassification(1)	45,837	(45,837)	—	—	—		—
Contributions to or benefits paid from plan assets during three months ended March 31, 2006 and 2007	13,157	—	13,157	13,290	—		13,290
Unrecognized net actuarial loss (gain)	(4,634)	(54,103)	(58,737)	— (2)	—	(2)	— (2)
Unrecognized prior service cost	(30,322)	(4,271)	(34,593)	— (2)	—	(2)	— (2)
Unrecognized net obligation at transition	665	2,061	2,726	— (2)	—	(2)	— (2)

Net amount recognized	¥161,170	¥128,539	¥289,709	¥413,440	¥273,586		¥687,026

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥206,452	¥136,618	¥343,070	¥452,245	¥273,586		¥725,831
Accrued benefit cost	(48,954)	(8,079)	(57,033)	(38,805)	—		(38,805)
Intangible assets	1,760	—	1,760	—	—		—
Accumulated other changes in equity from nonowner sources under SFAS No. 87	1,912	—	1,912	—	—		—

Net amount recognized	¥161,170	¥128,539	¥289,709	¥413,440	¥273,586		¥687,026

Notes:

(1)	Due to the integration of pension plans of BTM and UFJ Bank of January 1, 2006, BTM’s contributory pension plan was changed into a non-contributory pension plan established by a new bank.
(2)	Under SFAS No. 158, unrecognized net actuarial loss, unrecognized prior service cost and unrecognized net obligation at transition are now recorded as accumulated other changes in equity from nonowner sources.

The aggregated accumulated benefit obligations of these plans were ¥1,674,805 million and ¥1,663,030 million at March 31, 2006 and 2007, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans of BTMU, MUTB and other domestic subsidiaries with accumulated benefit obligations in excess of plan assets were ¥166,624 million, ¥157,673 million and ¥121,092 million, respectively, at March 31, 2006 and ¥95,241 million, ¥92,647million and ¥57,509 million, respectively, at March 31, 2007.

In accordance with BTMU’s, MUTB’s and other domestic subsidiaries’ employment practices, certain early-terminated employees are entitled to special lump-sum termination benefits. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2005, 2006 and 2007 were ¥10,081 million, ¥13,916 million and ¥13,137 million, respectively.

BTMU

Asset allocation

The weighted-average asset allocations of BTMU and its domestic subsidiaries’ plan assets for the pension benefits and SIPs were as follows:

	Asset ratio at December 31,
	2005		2006
Asset category	Non-contributory pension benefits and SIP	Contributory pension benefits	Pension benefits and SIP
Pension fund	63.48%	80.76%	66.30%
Japanese equity securities(1)	22.09	21.36	14.41
Japanese debt securities(2)	19.83	28.29	26.00
Non-Japanese equity securities	13.17	12.65	13.25
Non-Japanese debt securities	6.33	7.12	7.21
General account of life insurance companies(3)	1.17	10.97	5.05
Short-term assets	0.89	0.37	0.35
Real estate	—	—	0.03
Employee retirement benefit trust, primarily Japanese equity securities	36.52	19.24	33.70

Total	100.00%	100.00%	100.00%

Notes:

(1)	Japanese equity securities include the MUFG Group’s common stock in the amounts of ¥6,208 million (0.92% of plan assets) to the non-contributory pension benefits and SIPs and ¥3,481 million (0.67% of plan assets) to the contributory pension benefits at December 31, 2005 and ¥6,966 million (0.43% of plan assets) to the pension benefits and SIPs at December 31, 2006.
(2)	Japanese debt securities include the MUFG Group’s debt securities in the amounts of ¥635 million (0.09% of plan assets) to the non-contributory pension benefits and SIPs and ¥1,644 million (0.31% of plan assets) to the contributory pension benefits at December 31, 2005 and ¥3,494 million (0.21% of plan assets) to the pension benefits and SIPs at December 31, 2006.
(3)	“General account of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.22% (from April 2005 to March 2006) and 1.23% (from April 2006 to March 2007), which is mainly invested in assets with low market risk such as Japanese debt securities. In terms of pension plan asset allocation, BTMU regards the general account in the same category as Japanese debt securities, because it is generally believed that there is a high degree of correlation between their performances. BTMU carefully monitors life insurance companies by credit rating and other assessments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment policies

BTMU’s target asset allocation of plan assets for the pension benefits at December 31, 2006 was as follows:

Asset category	Target asset allocation
Japanese equity securities	21.0%
Japanese debt securities	51.0
Non-Japanese equity securities	19.0
Non-Japanese debt securities	9.0

Total	100.0%

BTMU’s investment policy for the plan assets is to achieve assured benefits and stable contributions through proper risk control and return maximization. BTMU attaches a great deal of importance to the long-term performance of the plan assets to achieve assured benefits. BTMU fixes the long-term asset allocation, which will be maintained for approximately five years, for efficient long-term investment return. The long-term asset allocation is based on optimal portfolios, which are estimated by expected return and risk according to each asset category, while considering BTMU’s risk tolerance.

As a general rule, BTMU reviews its investment policies for the plan assets approximately every five years. Additionally, a review is made in the following situations: large fluctuations in pension plan liabilities caused by modifications of pension plans, or changes in the market environment. BTMU carefully examines investment in alternative assets, such as derivatives or hedge funds, while considering BTMU’s investment administration structure. BTMU controls risk on the plan assets by standard deviation analysis. Additionally, BTMU requires and checks that investment companies track errors in each asset category within a designated range.

BTMU believes that the purpose of an employee retirement benefit trust investment is to achieve assured benefits by contribution of assets to the trust. Employee retirement benefit trust assets are invested primarily in Japanese equity securities. This asset allocation will be held for the medium term, but it is undecided whether it will be held in the long term.

BTMU’s SIP consists of an employee retirement benefit trust. The trust’s purpose and basic policy is the same as the employee retirement benefit trust described above. BTMU’s TQPPs have been closed and there are no more new beneficiaries. Therefore, to achieve assured benefits, the plan assets for closed TQPPs are invested in assets with low market risk.

Basis and procedure for estimating long-term return of each asset category

BTMU estimates the expected rate of return on the plan assets using a forward-looking building block approach. In this approach, the rate of return for each category of the plan assets is derived from both long-term historical performance and forward-looking return expectations based on future prospects of the economy and capital markets. The expected rate of return on the plan assets is 3.21%, which is the average of the expected rates of return weighted by assets allocation.

The expected rate of return on the employee retirement benefit trust which consists of SIP part and CDBP part is estimated as 1.01% based on the expected dividend yield on Japanese equity securities. Expected capital return is not taken into account, because the long-term asset allocation has not been determined.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash flows

BTMU expects to contribute approximately ¥41.5 billion to the plan assets for the pension benefits for the fiscal year ending March 31, 2008 based upon its current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2008	¥60,866
2009	62,445
2010	63,818
2011	64,648
2012	65,357
Thereafter (2013-2017)	340,587

MUTB

Asset allocation

The weighted-average asset allocations of MUTB’s plan assets for the pension benefits and SIP were as follows:

	Asset ratio at March 31,
Asset category	2006	2007
Japanese equity securities(1)	58.3%	60.4%
Japanese debt securities(2)	10.3	10.6
Non-Japanese equity securities	7.6	8.6
Non-Japanese debt securities	9.1	9.3
Real estate	1.0	0.9
Others(3)	13.7	10.2

Total	100.0%	100.0%

Notes:

(1)	Japanese equity securities include the MUFG Group’s common stock in the amounts of ¥7,547 million (1.19% of plan assets) and ¥5,844 million (0.84% of plan assets) at March 31, 2006 and 2007, respectively.
(2)	Japanese debt securities include the MUFG Group’s debt securities in the amounts of ¥90 million (0.01% of plan assets) and ¥42 million (0.01% of plan assets) at March 31, 2006 and 2007, respectively.
(3)	Others mainly include short term deposits, short term money market products and short term investment products.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment policies

MUTB’s target asset allocation of plan assets for the pension benefits and SIP was as follows:

Asset category	Target asset allocation
Japanese equity securities	56.6%
Japanese debt securities	13.5
Non-Japanese equity securities	7.0
Non-Japanese debt securities	10.5
Others	12.4

Total	100.0%

The investment policy for the plan assets is based on an asset liability strategy which is intended to maintain adequate liquidity for benefit payments and achieve long-term returns. MUTB does not rebalance the plan assets periodically. MUTB rebalances the asset allocation of pension plan assets only when it is necessary to adjust the gap between the actual return and the short-term return target.

The plan assets are well diversified to reduce exposure to risks and the diversification of countries and currencies are taken into account in investing in foreign assets. Furthermore, MUTB’s investment strategy is intended to avoid speculative investments, such as investing in derivative instruments.

Basis and procedure for estimating long-term return of each asset category

The expected rate of return on plan assets is based on a building-block methodology, which calculates the total rate of return of the plan assets by aggregating the weighted rate of return from each asset category.

MUTB determined the expected rate of return for each asset category as below:

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

Cash flows

MUTB expects to contribute approximately ¥6.7 billion to the plan assets for the pension benefits for the fiscal year ending March 31, 2008 based upon its current funded status and expected asset return assumptions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments

The following table presents benefit payments expected to be paid for the pension benefits, which include the effect of expected future service for the fiscal years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2008	¥14,318
2009	14,783
2010	15,170
2011	15,599
2012	15,941
Thereafter (2013-2017)	86,030

MUS

Asset allocation

The weighted-average asset allocation of the MUS’s plan assets for the pension benefits was as follows:

Asset Category	Asset ratio at March 31,
	2006	2007
Japanese equity securities	33.1%	43.4%
Japanese debt securities	34.5	23.3
Others(1)	32.4	33.3

Total	100.0%	100.0%

Note:

(1)	Others mainly include investment pension trusts, which primarily invest into non-Japanese debt and equity securities.

Investment policies

MUS’s investment policy for the plan assets is to achieve a stable increase in the plan assets in the medium and long terms. Investment policies are determined by each third-party asset management company based on discretionary investment management agreements, and MUS does not designate specific target allocation of plan assets. However, when the performance is unfavorable due to negative change in the market environment or other factors, MUS would review the asset allocation of plan assets appropriately, such as increasing the ratio of debt securities with relatively low risk.

Basis and procedure for estimating long-term return of each asset category

MUS determines the expected long-term rate of return on plan assets based on its analysis of historical performance of the plan assets and current financial market condition with special attention to long-term interest rate.

Cash flows

MUS expects to contribute approximately ¥4.6 billion to the plan assets for the pension benefits for the fiscal year ending March 31, 2008 based upon its current funded status and expected asset return assumptions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

Expected benefits
(in millions)
Fiscal year ending March 31:
2008	¥1,790
2009	1,880
2010	1,947
2011	2,004
2012	2,021
Thereafter (2013-2017)	11,381

Foreign Offices and Subsidiaries

The MUFG Group’s foreign offices and subsidiaries maintain pension benefits and/or other benefits. Amounts related to these benefits were retroactively adjusted to include offices and subsidiaries located in other than the United States of America.

Net periodic costs of the pension benefits and other benefits of foreign offices and subsidiaries for the fiscal years ended March 31, 2005, 2006 and 2007 include the following components:

	2005		2006		2007
	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥5,738	¥758	¥7,170	¥799	¥7,956	¥969
Interest costs on projected benefit obligation	7,478	1,182	8,942	1,080	10,706	1,234
Expected return on plan assets	(10,534)	(975)	(12,639)	(1,146)	(16,195)	(1,353)
Amortization of net obligation at transition	5	284	4	224	5	237
Amortization of prior service cost	121	(68)	179	(85)	221	(89)
Amortization of net actuarial loss	1,902	625	4,525	328	3,797	530

Net periodic benefit cost	¥4,710	¥1,806	¥8,181	¥1,200	¥6,490	¥1,528

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	2005		2006		2007
	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	6.19%	6.25%	5.71%	5.76%	5.42%	5.15%
Discount rates in determining benefit obligation	5.71	5.76	5.42	5.15	5.87	6.02
Rates of increase in future compensation level for determining expense	4.57	—	4.47	—	4.63	—
Rates of increase in future compensation level for determining benefit obligation	4.47	—	4.63	—	4.64	—
Expected rates of return on plan assets	8.19	8.25	8.19	8.25	8.13	8.25

The following tables present the assumed weighted-average other benefits cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits at year-end, and the effect of a one-percentage-point change in the assumed medical benefits cost trend rate:

	UNBC		Other than UNBC
	Years ended December 31,		Years ended December 31,
	2005	2006	2005	2006
Initial trend rate	8.93%	8.06%	8.00%	7.00%
Ultimate trend rate	5.00%	5.00%	5.50%	5.00%
Year the rate reaches the ultimate trend rate	2011	2011	2009	2009

	UNBC		Other than UNBC
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥305	¥(250)	¥69	¥(56)
Effect on postretirement benefit obligation	2,481	(2,096)	598	(498)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2006 and 2007 for the pension benefits and other benefits of foreign offices and subsidiaries:

	2006		2007
	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥151,006	¥18,154	¥198,640	¥22,400
Service cost	7,170	799	7,956	969
Interest cost	8,942	1,080	10,706	1,234
Plan participants’ contributions	21	288	8	304
Amendments	(92)	(201)	33	—
Divestitures	(141)	(45)	—	—
Actuarial loss (gain)	17,477	1,258	(5,336)	788
Benefits paid	(4,026)	(1,398)	(5,191)	(1,533)
Translation adjustments	18,283	2,465	7,978	447

Benefit obligation at end of fiscal year	198,640	22,400	214,794	24,609

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	141,738	12,776	197,327	16,194
Actual return on plan assets	14,762	756	29,517	2,312
Employer contributions	26,639	1,958	14,894	2,136
Plan participants’ contributions	21	288	8	304
Benefits paid	(4,026)	(1,398)	(5,191)	(1,533)
Translation adjustments	18,193	1,814	7,469	218

Fair value of plan assets at end of fiscal year	197,327	16,194	244,024	19,631

Reconciliation of funded status:
Funded status	(1,313)	(6,206)	29,230	(4,978)
Unrecognized net actuarial loss	54,306	6,362	— (1)	— (1)
Unrecognized prior service cost	244	(771)	— (1)	— (1)
Unrecognized net obligation at transition	5	1,683	— (1)	— (1)

Net amount recognized	¥53,242	¥1,068	¥29,230	¥(4,978)

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥65,538	¥4,055	¥48,989	¥—
Accrued benefit cost	(22,773)	(2,987)	(19,759)	(4,978)
Intangible assets	225	—	—	—
Accumulated other changes in equity from nonowner sources under SFAS No. 87	10,252	—	—	—

Net amount recognized	¥53,242	¥1,068	¥29,230	¥(4,978)

Note:

(1)	Under SFAS No. 158, unrecognized net actuarial loss, unrecognized prior service cost and unrecognized net obligation at transition are now recorded as accumulated other changes in equity from nonowner sources.

The aggregated accumulated benefit obligations of these plans were ¥180,908 million and ¥194,400 million, respectively, at March 31, 2006 and 2007.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans of foreign offices and subsidiaries with accumulated benefit obligations in excess of plan assets were ¥54,216 million, ¥53,614 million and ¥34,488 million, respectively at March 31, 2006 and ¥59,487 million, ¥58,651 million and ¥39,927 million, respectively at March 31, 2007.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset allocation

The weighted-average asset allocations for plan assets of foreign offices and subsidiaries were as follows:

	Asset ratio at December 31,
	2005		2006
Asset category	Pension benefits	Other benefits	Pension benefits	Other benefits
Equity securities	68.56%	52.00%	65.71%	55.00%
Debt securities	29.02	22.00	27.28	22.00
Insurance contracts	—	26.00	—	23.00
Real estate	0.28	—	4.56	—
Other	2.14	—	2.45	—

Total	100.00%	100.00%	100.00%	100.00%

Investment policies

Target weighted-average asset allocation for plan assets of foreign offices and subsidiaries is as follows:

Asset category	Target asset allocation
Equity securities	65.3%
Debt securities	27.7
Real estate	4.6
Other	2.4

Total	100.0%

The investment objective for plan assets of foreign offices and subsidiaries is to maximize total return within reasonable and prudent levels of risk. The plan asset allocation strategies are the principal determinant in achieving expected investment returns on the plan assets. Actual asset allocations may fluctuate within acceptable ranges due to market value variability. If market fluctuations cause an asset category to fall outside of its strategic asset allocation range, the portfolio will be rebalanced as appropriate. Performance of each plan asset category is compared against established indices and peer groups to evaluate whether the risk associated with the portfolio is appropriate for the level of return.

Basis and procedure for estimating long-term return of each asset category

Foreign offices and subsidiaries periodically reconsider the expected long-term rate of return for their plan assets. They evaluate the investment return volatility of different asset categories and compare the liability structure of their pension and other benefits to those of other companies, while considering their funding policy to maintain a funded status sufficient to meet participants’ benefit obligations, and reduce long-term funding requirements and pension costs. Based on this information, foreign offices and subsidiaries update the expected long-term rate of return.

Cash flows

Foreign offices and subsidiaries, in aggregate, expect to contribute approximately ¥9.4 billion to the plan assets for the pension benefits and ¥2.4 billion to the plan assets for the other benefits for the fiscal year ending March 31, 2008 based upon their current funded status and expected asset return assumptions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments

The following table presents benefit payments, in aggregate, expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2008	¥5,429	¥1,537
2009	5,970	1,648
2010	6,590	1,743
2011	7,182	1,849
2012	7,848	1,951
Thereafter (2013-2017)	51,688	11,054

19.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2006 and 2007 were as follows:

	2006	2007
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥872,531	¥653,200
Other	919,627	814,319
Investments in equity method investees	602,400	523,708
Non-interest-earning deposits with the Special Fund and the New Fund (See Note 7)	351,705	358,344
Prepaid benefit cost	412,663	774,820
Other	1,804,640	2,011,034

Total	¥4,963,566	¥5,135,425

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥578,212	¥1,058,741
Other	939,797	971,221
Deferred tax liabilities	161,104	240,549
Allowance for off-balance-sheet credit instruments	102,298	84,966
Accrued benefit cost	82,793	63,542
Minority interests	1,066,992	884,982
Guarantees and indemnifications	95,851	88,369
Accrued and other liabilities	1,293,812	1,627,153

Total	¥4,320,859	¥5,019,523

Investments in equity method investees include marketable equity securities carried at ¥312,342 million and ¥240,281 million, respectively, at March 31, 2006 and 2007. Corresponding aggregated market values were ¥389,852 million and ¥306,938 million, respectively.

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other than temporary. As a result of evaluations, the MUFG Group did not record impairment losses for the fiscal year ended March 31, 2005. The MUFG Group recognized other than temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥14,985 million and ¥11,387 million for the fiscal years ended March 31, 2006 and 2007, respectively. The impairment losses are included in Equity in earnings (losses) of equity method investees in the consolidated statements of income.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.    PREFERRED STOCK

Pursuant to the Articles of Incorporation, MUFG was authorized to issue 120,000 shares of Class 3 Preferred Stock, 400,000 shares of Class 5 Preferred Stock, 200,000 shares of Class 6 Preferred Stock, 200,000 shares of Class 7 Preferred Stock, 27,000 shares of Class 8 Preferred Stock, 79,700 shares of Class 9 Preferred Stock(1), 150,000 shares of Class 10 Preferred Stock(1), 1 share of Class 11 Preferred Stock and 129,900 shares of Class 12 Preferred Stock, without par value.

All classes of preferred stock to be issued are non-voting and have preference over common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of MUFG. They are all non-cumulative and non-participating with respect to dividend payments. Shareholders of Class 3, Class 8, Class 11 and Class 12 Preferred Stock receive a liquidation distribution at ¥2,500,000, ¥3,000,000, ¥1,000,000 and ¥1,000,000 per share, respectively, and do not have the right to participate in any further liquidation distributions.

Note:

(1)	On June 28, 2007, MUFG’s Articles of Incorporation was amended to delete authorization to issue Class 9 and 10 Preferred Stock.

The number of preferred stock issued and outstanding at March 31, 2005, 2006 and 2007 was as follows:

	Outstanding at March 31, 2005	Net change	Outstanding at March 31, 2006	Net change	Outstanding at March 31, 2007
	(number of shares)
Preferred stock:
Class 1	40,700	(40,700)	—	—	—
Class 3	100,000	—	100,000	—	100,000
Class 8	—	27,000	27,000	(9,300)	17,700
Class 9	—	79,700	79,700	(79,700)	—
Class 10	—	150,000	150,000	(150,000)	—
Class 11	—	1	1	—	1
Class 12	—	175,300	175,300	(141,600)	33,700

Total	140,700	391,301	532,001	(380,600)	151,401

None of Class 5, 6 and 7 Preferred Stock has been issued.

The aggregate liquidation preference of preferred stock issued and outstanding at March 31, 2005, 2006 and 2007 was as follows:

	Aggregate amount at March 31, 2005	Net change	Aggregate amount at March 31, 2006	Net change	Aggregate amount at March 31, 2007
	(in millions)
Preferred stock:
Class 1	¥122,100	¥(122,100)	¥—	¥—	¥—
Class 3	250,000	—	250,000	—	250,000
Class 8	—	81,000	81,000	(27,900)	53,100
Class 9	—	159,400	159,400	(159,400)	—
Class 10	—	300,000	300,000	(300,000)	—
Class 11	—	1	1	—	1
Class 12	—	175,300	175,300	(141,600)	33,700

Total	¥372,100	¥593,601	¥965,701	¥(628,900)	¥336,801

Preferred stock included in Capital stock on the consolidated balance sheets at March 31, 2005, 2006 and 2007 was ¥247,100 million, which consisted of ¥122,100 million of Class 1 and ¥125,000 million of Class 3 Preferred Stock.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The portion of proceeds from the sale of shares that is designated as capital stock is determined by resolution of the Board of Directors of MUFG, however, at least 50% of the issue price of newly issued shares is required to be designated as capital stock under the Code and the Company Law. Proceeds in excess of amounts designated as capital stock are designated as capital surplus. Preferred Stock Classes 8 through 12 were issued in exchange for UFJ Holdings’ preferred stock and recorded in Capital surplus.

On April 2, 2001, MUFG issued 81,400 shares of Class 1 Preferred Stock at an aggregate issue price of ¥244,200 million. ¥122,100 million was included in Preferred stock and the remaining amount was included in Capital surplus, net of stock issue expenses. MUFG redeemed 40,700 shares during the fiscal year ended March 31, 2005 and the remaining 40,700 shares during the fiscal year ended March 31, 2006. At each redemption, Capital surplus decreased by ¥122,100 million, totaling ¥244,200 million, as provided in the Commercial Code of Japan and the Articles of Incorporation of MUFG.

On February 17, 2005, MUFG issued 100,000 shares of Class 3 Preferred Stock at ¥2.5 million per share,

the aggregate amount of the issue price being ¥250.0 billion.

On October 3, 2005, MUFG issued 200,000 shares of Class 8 Preferred Stock, 150,000 shares of Class 9 Preferred Stock, 150,000 shares of Class 10 Preferred Stock, 1 share of Class 11 Preferred Stock and 200,000 shares of Class 12 Preferred Stock in exchange for Class II, IV, V, VI and VII Preferred Stock of UFJ Holdings at an exchange ratio of 1 share of MUFG’s Class 8, 9, 10, 11 and 12 Preferred Stock for each share of UFJ Holdings’ Class II, IV, V, VI and VII Preferred Stock, respectively.

On October 4, 2005, 69,300 shares of Class 8 Preferred Stock and 57,850 shares of Class 9 Preferred Stock were converted into 122,763.51 and 127,096.45 shares of common stock, respectively, for the repayment of public funds.

On December 6, 2005, 51,900 shares of Class 8 Preferred Stock and 24,700 shares of Class 12 Preferred Stock were converted into 91,939.77 and 31,030.15 shares of common stock, respectively, for the repayment of public funds.

On February 28, 2006, 51,800 shares of Class 8 Preferred Stock and 12,450 shares of Class 9 Preferred Stock were converted into 91,762.63 and 22,733.70 shares of common stock, respectively, for the repayment of public funds.

On April 27, 2006, 45,400 shares of Class 12 Preferred Stock were converted into 57,035.18 shares of common stock.

On May 23, 2006, 9,300 shares of Class 8 Preferred Stock and 89,357 shares of Class 10 Preferred Stock originally issued by UFJ Holdings and held by the RCC were exchanged for 179,639 shares of common stock. The aggregate face amounts of the preferred stock exchanged were ¥27,900 million and ¥178,714 million, respectively. Subsequent to the exchanges, MUFG purchased 179,639 shares of common stock and an additional 7,923 shares of common stock as treasury stock for an aggregate amount of ¥286,970 million.

On June 8, 2006, 79,700 shares of Class 9 Preferred Stock, 60,643 shares of Class 10 Preferred Stock and 16,700 shares of Class 12 Preferred Stock were exchanged for 277,245 shares of common stock. The aggregate face amounts of the preferred stock exchanged were ¥159,400 million, ¥121,286 million and ¥16,700 million, respectively. Subsequent to the exchanges, these shares of common stock were sold in the open market. As a result, MUFG completed the repayment of all public funds received by the MUFG Group in accordance with the Law Concerning Emergency Measures for the Early Strengthening of Financial Functions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On June 29, 2006, 9,300 shares of Class 8 Preferred Stock, 79,700 shares of Class 9 Preferred Stock, 150,000 shares of Class 10 Preferred Stock and 16,700 shares of Class 12 Preferred Stock, which had been recorded as treasury stock, were retired.

On February 14, 2007, 22,800 shares of Class 12 Preferred Stock were exchanged for 28,643 shares of common stock.

On February 19, 2007, 45,400 shares of Class 12 Preferred Stock were exchanged for 57,035 shares of common stock.

On March 13, 2007, 11,300 shares of Class 12 Preferred Stock were exchanged for 14,195 shares of common stock.

On March 29, 2007, 79,500 shares of Class 12 Preferred Stock, which had been recorded as treasury stock, were retired.

Preferred Stock Issued as of March 31, 2007

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

Class 8 Preferred Stock is convertible into fully paid shares of MUFG common stock at the election of holders from and including the day of establishment of MUFG to and including July 31, 2008, except during certain excluded periods, at an initial conversion price of ¥1,693,500 per share of common stock, subject to anti-dilution adjustments. The conversion price is subject to reset annually on August 1 from 2006 to 2007 to the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, multiplied by 1.025, but not less than ¥1,693,500 per share. All Class 8 Preferred Stock outstanding on August 1, 2008 will be mandatorily converted into shares of common stock at a conversion ratio of ¥3,000,000 divided by the higher of the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2008 or ¥1,209,700.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class 11 Preferred Stock

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

Class 12 Preferred Stock

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

Beneficial Conversion Feature

Convertible preferred stock contains a beneficial conversion feature if the effective conversion price (either initially or after being reset) for a share of common stock upon conversion is less than the market price of a share of common stock when the preferred stock was issued. MUFG accounts for the beneficial conversion features of its preferred stock under the recognition and measurement principles of EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversions Features or Contingently Adjustable Conversion Ratios” and EITF Issue No. 00-27, “Application of EITF Issue No. 98-5 to Certain Convertible Instruments.”

Beneficial conversion feature discounts are measured as the excess of the market price of a share of common stock when the preferred stock is issued over the initial or reset preferred stock conversion price per share of common stock. Beneficial conversion feature discounts are charged to capital surplus when recognized and amortized to retained earnings as non-cash preferred dividends using the effective yield method. Initial beneficial conversion feature discounts are amortized over the period from the issuance date of the preferred stock to the mandatory conversion date. Contingent beneficial conversion feature discounts are recognized when the reset conversion price is determinable and amortized over the period from the conversion price reset date to the mandatory conversion date. Any remaining unamortized beneficial conversion feature discount when preferred stock is converted at the option of the holder before the mandatory conversion date is immediately charged to retained earnings as a non-cash preferred dividend.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the unamortized discount arising from beneficial conversion features of the preferred stock during the fiscal years ended March 31, 2006 and 2007 were as follows:

	Class 8(1)	Class 9	Class 10	Class 11(2)	Class 12(3)	Total
	(in millions)
Fiscal year ended March 31, 2006:
Balance at March 31, 2005	—	—	—	—	—	—
Addition on initial conversion price/ratio reset	¥102,702	¥139,267	¥138,780	¥1	¥104,693	¥485,443
Amortization to retained earnings	(2,261)	(8,166)	(15,338)	—	(8,480)	(34,245)
Charged to retained earnings on conversion of preferred stock	(88,838)	(65,270)	—	—	(12,930)	(167,038)

Balance at March 31, 2006	¥11,603	¥65,831	¥123,442	¥1	¥83,283	¥284,160

Fiscal year ended March 31, 2007:
Balance at March 31, 2006	¥11,603	¥65,831	¥123,442	¥1	¥83,283	¥284,160
Amortization to retained earnings	(3,382)	(2,892)	(5,431)	—	(12,312)	(24,017)
Charged to retained earnings on conversion of preferred stock	(3,731)	(62,939)	(118,011)	—	(58,734)	(243,415)

Balance at March 31, 2007	¥4,490	¥—	¥—	¥1	¥12,237	¥16,728

Notes:
(1)	An aggregate initial beneficial conversion feature discount of ¥102,702 million is being amortized through August 1, 2008.
(2)	An aggregate initial beneficial conversion feature discount of ¥1 million is being amortized through August 1, 2014.
(3)	An aggregate initial beneficial conversion feature discount of ¥104,693 million is being amortized through August 1, 2009.

Stock Split

The stock split (including required amendment to MUFG’s Articles of Incorporation) was approved at MUFG’s Board of Directors’ meeting on May 23, 2007, the general meeting of holders of class shares with respect to preferred shares on June 27, 2007, and the General Meeting of Shareholders on June 28, 2007. The stock split will be effective as of September 30, 2007 and related changes will be made as follows:

MUFG will be authorized to issue 120,000,000 shares of Class 3 Preferred Stock, 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, 200,000,000 shares of Class 7 Preferred Stock, 27,000,000 shares of Class 8 Preferred Stock, 1,000 shares of Class 11 Preferred Stock and 129,900,000 shares of Class 12 Preferred Stock, without par value.

The liquidation distribution of Class 3, Class 8, Class 11 and Class 12 Preferred Stock will be changed to ¥2,500, ¥3,000, ¥1,000 and ¥1,000 per share, respectively.

Class 3 preferred stockholders will be entitled to receive annual non-cumulative dividends of ¥60 per share with priority over common stockholders.

Class 8 preferred stockholders will be entitled to receive annual non-cumulative dividends of ¥15.90 per share with priority over common stockholders. In addition, all Class 8 Preferred Stock outstanding on August 1, 2008 will be mandatorily converted into shares of common stock at a conversion ratio of ¥3,000 divided by the higher of the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2008 or ¥1,209.70.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class 11 preferred stockholders will be entitled to receive annual non-cumulative dividends of ¥5.30 per share with priority over common stockholders. In addition, all Class 11 Preferred Stock outstanding on August 1, 2014 will be mandatorily converted into shares of common stock at a conversion ratio of ¥1,000 divided by the higher of the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2014 or ¥802.60.

Class 12 preferred stockholders will be entitled to receive annual non-cumulative dividends of ¥11.50 per share with priority over common stockholders. In addition, all Class 12 Preferred Stock outstanding on August 1, 2009 will be mandatorily converted into shares of common stock at a conversion ratio of ¥1,000 divided by the higher of the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2009 or ¥795.20.

21.    COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007
	(shares)
Balance at beginning of fiscal year	6,476,100	6,545,353	10,247,852
Issuance of new shares of common stock by merger	—	3,215,172	—
Issuance of new shares of common stock in exchange for the shares of Diamond Computer Service Co., Ltd. (Note 4)	26,205	—	—
Issuance of new shares of common stock by conversion of Class 2 Preferred Stock	43,048	—	—
Issuance of new shares of common stock by conversion of Class 8 Preferred Stock	—	306,466	16,474
Issuance of new shares of common stock by conversion of Class 9 Preferred Stock	—	149,831	145,532
Issuance of new shares of common stock by conversion of Class 10 Preferred Stock	—	—	273,899
Issuance of new shares of common stock by conversion of Class 12 Preferred Stock	—	31,030	177,887

Balance at end of fiscal year	6,545,353	10,247,852	10,861,644

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

The Code and the Company Law permit Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Code (see Note 1). Also, the Code prior to April 1, 1991 permitted Japanese companies to issue free share distributions. BTMU and MUTB from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTMU and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MUTB at March 31, 2007, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings. MUFG did not issue shares in the form of a “stock split” in any of three fiscal years ended March 31, 2007.

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

UFJ Holdings was a recipient of public funds from the RCC, a Japanese government entity. These public funds were injected in the form of a preferred stock investment and UFJ preferred stock was exchanged as part of the merger for newly issued preferred stock of MUFG.

Related to the repayment of public funds received, the RCC converted certain preferred stock held into common stock. Subsequent to the conversions, the RCC sold these shares of common stock in the open market. Primarily in response to the sales by the RCC, MUFG repurchased a total of ¥1,047,882 million its common stock from the market on October 5, 2005, December 7, 2005, March 1, 2006 and May 24, 2006.

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2007, certain subsidiaries and affiliated companies owned shares of common stock of MUFG. Such shares are included in treasury stock in the consolidated balance sheets and deducted from the MUFG Group’s shareholders’ equity.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

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

MUFG was established on April 2, 2001 with common stock of ¥924,400 million, preferred stock of ¥222,100 million, legal capital surplus of ¥2,838,693 million and no retained earnings in accordance with the Code and Japanese GAAP.

On October 1, 2005, MUFG started with common stock and preferred stock of ¥1,383,052 million, legal capital surplus of ¥3,577,570 million and retained earnings of ¥757,458 million in accordance with the Code and Japanese GAAP.

MUFG’s amount available for dividends, at March 31, 2007, was ¥3,488,003 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.

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

In Japan, MUFG, BTMU, and MUTB are subject to regulatory capital requirements promulgated by the FSA in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with foreign offices conducting international operations, as

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

defined, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations.

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, a minimum capital ratio of 8.0% is required.

The Basel Committee on Banking Supervision of the Bank for International Settlements (BIS) sets capital adequacy standards for all internationally active banks to ensure minimum level of capitals.

The Basel Committee worked over recent years to revise the 1988 Accord, and in June 2004, “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” called Basel II was released. Basel II has been applied to Japanese banks and bank holding companies as of March 31, 2007. MUFG calculated capital ratios as of March 31, 2007 in accordance with Basel II.

Basel II is based on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information. The framework of the 1988 Accord, Basel I, is improved and expanded to be included in “minimum capital requirements” as the first pillar of Basel II.

As for the denominator of the capital ratio, retaining the Basel I Framework, Basel II provides more risk-sensitive approaches and a range of options for determining the risk-weighted assets.

“Credit Risk”

The revised Framework provides options for determining the risk-weighted assets for credit risk to allow banks to select approaches that are most appropriate for their level of risk assessment while the Basel I Framework provided a sole measurement approach. Banks choose one of three approaches: “Standardized Approach”, “Foundation Internal Ratings-Based Approach (FIRB)” or “Advanced Internal Ratings-Based Approach (AIRB)”.

“Market Risk”

In the “Amendment to the Capital Accord to incorporate market risks” of the year 1996, a choice between two methodologies “the Standardized Methodology” and “Internal Models Approach” is permitted. “Combination of Internal Models Approach and the Standardized Methodology” is also allowed under certain conditions. This is unchanged in Basel II.

“Operational Risk”

Operational risk, which is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, is newly added in Basel II. Basel II presents three methods for calculating operational risk capital charges: (i) the Basic Indicator Approach; (ii) the Standardized Approach; or (iii) Advanced Measurement Approaches (AMA). Banks adopt one of the three approaches to determine the risk-weighted assets for operational risk.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Banks need to obtain approval from their supervisors prior to adopting the following approaches to calculate capital requirements for each risk:

•	the Internal Ratings-Based (IRB) Approach for credit risk

•	the Internal Models Approach for market risk

•	the Standardized Approach and AMA for operational risk

On the other hand, as for the numerator of the capital ratio, Basel II takes over in principle the eligible regulatory capital stipulated in Basel I.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III capital and deductions from capital.

Tier I capital generally consists of shareholders’ equity items, including common stock, preferred stock, capital surplus, minority interests and retained earnings, less any recorded goodwill and other items such as treasury stock. Tier II capital generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to some limitations, up to 50% of Tier I capital. Preferred stock is includable in Tier I capital unless the preferred stock has a fixed maturity, in which case, such preferred stock will be a component of Tier II capital. Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of a bank’s capital base must be maintained in the form of Tier I capital.

Deductions include a banks’ holdings of capital issued by other banks, or deposit-taking institutions and investments in subsidiaries engaged in banking and financial activities which are not consolidated in accordance with Japanese GAAP.

Due to a change in credit risk measurement by adopting Basel II, general provisions for credit losses can be included in Tier II capital according to the proportion of credit risk-weighted assets subject to the Standardized Approach only. Under the IRB approach, the capital is adjusted by the amount of the difference between total eligible provisions and total expected losses calculated within the IRB approach. Under certain conditions, banks are also required to deduct from regulatory capital securitization exposure, any increase in equity capital resulting from a securitization transaction and expected losses on equity exposures under the Probability of Default/Loss Given Default approach.

If a banking institution is not engaged in international operations conducted by foreign offices, it is subject to another set of capital adequacy requirements with a minimum capital ratio of 4.0%. Such guidelines incorporate measures of risk under the risk-weighted approach similar to the guidelines applicable to banking institutions with international operations. Qualifying capital is classified into Tier I and Tier II capital.

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

In Basel II, most major subsidiaries of MUFG adopted FIRB to calculate capital requirements for credit risk. MUFG adopted the Standardized Approach to calculate capital requirements for operational risk. As for market risk, MUFG adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Methodology to calculate specific risk.

Under Basel I, MUFG calculated the risk-weighted assets for credit risk, and adopted the Internal Models Approach mainly to calculate general market risk and the Standardized Methodology to calculate specific risk.

The risk-adjusted capital amounts and ratios of MUFG, BTMU and MUTB presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2006:
Total capital (to risk-weighted assets):
MUFG	¥13,460,397	12.20%	¥8,823,415	8.00%
BTMU	11,921,426	12.48	7,641,656	8.00
MUTB	1,766,970	13.06	1,082,714	8.00
Tier I capital (to risk-weighted assets):
MUFG	7,501,681	6.80	4,411,707	4.00
BTMU	6,735,315	7.05	3,820,828	4.00
MUTB	1,191,301	8.80	541,357	4.00
At March 31, 2007:
Total capital (to risk-weighted assets):
MUFG	¥13,349,105	12.59%	¥8,483,861	8.00%
BTMU	11,606,586	12.83	7,236,545	8.00
MUTB	1,847,826	13.20	1,119,578	8.00
Tier I capital (to risk-weighted assets):
MUFG	8,054,872	7.60	4,241,931	4.00
BTMU	6,975,584	7.71	3,618,272	4.00
MUTB	1,175,558	8.40	559,789	4.00

Stand-alone:
At March 31, 2006:
Total capital (to risk-weighted assets):
BTMU	¥11,170,768	13.29%	¥6,725,417	8.00%
MUTB	1,720,201	12.65	1,087,552	8.00
Tier I capital (to risk-weighted assets):
BTMU	6,282,137	7.47	3,362,708	4.00
MUTB	1,142,115	8.40	543,776	4.00
At March 31, 2007:
Total capital (to risk-weighted assets):
BTMU	¥10,682,663	13.22%	¥6,466,553	8.00%
MUTB	1,805,197	12.86	1,123,308	8.00
Tier I capital (to risk-weighted assets):
BTMU	6,428,565	7.95	3,233,277	4.00
MUTB	1,125,255	8.01	561,654	4.00

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

Numbers at March 31, 2006 are calculated according to Basel I since Basel II became effective in Japan at March 31, 2007.

MUS and other securities subsidiaries in Japan and overseas are also subject to regulatory capital requirements of the countries or jurisdictions in which they operate. In Japan, the Securities and Exchange Law and related ordinance require securities firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a license.

At March 31, 2006 and 2007, MUS’s capital accounts less certain fixed assets of ¥680,368 million and ¥689,484 million, were 564.1% and 456.6% of the total amounts equivalent to market, counterparty credit and operations risks.

Management believes, as of March 31, 2007, that MUFG, BTMU, MUTB and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

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

Although Basel II is not yet effective in the U.S., the U.S. banking and thrift agencies published in July 2007 an interagency notice regarding the implementation of Basel II in the U.S. The agencies agreed to resolve major outstanding issues and lead to finalization of a rule implementing the advanced approaches for computing large banks’ risk-based capital requirements. The agencies also agreed to proceed promptly to issue a proposed rule that would provide all non-core banks with the option to adopt a standardized approach.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The figures on the tables below are calculated according to Basel I as Basel II is not yet effective in the U.S.  UNBC’s and the UBOC’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UNBC:
At December 31, 2005:
Total capital (to risk-weighted assets)	$5,055	11.10%	$3,643	8.00%
Tier I capital (to risk-weighted assets)	4,178	9.17	1,822	4.00
Tier I capital (to quarterly average assets)(1)	4,178	8.39	1,992	4.00
At December 31, 2006:
Total capital (to risk-weighted assets)	$5,843	11.71%	$3,992	8.00%
Tier I capital (to risk-weighted assets)	4,334	8.68	1,996	4.00
Tier I capital (to quarterly average assets)(1)	4,334	8.44	2,054	4.00

Note:

(1)	Excludes certain intangible assets.

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UBOC:
At December 31, 2005:
Total capital (to risk-weighted assets)	$4,749	10.59%	$3,588	8.00%	$4,485	10.00%
Tier I capital (to risk-weighted assets)	4,315	9.62	1,794	4.00	2,691	6.00
Tier I capital (to quarterly average assets)(1)	4,315	8.78	1,965	4.00	2,456	5.00
At December 31, 2006:
Total capital (to risk-weighted assets)	$5,280	10.69%	$3,951	8.00%	$4,939	10.00%
Tier I capital (to risk-weighted assets)	4,179	8.46	1,975	4.00	2,963	6.00
Tier I capital (to quarterly average assets)(1)	4,179	8.25	2,027	4.00	2,534	5.00

Note:

(1)	Excludes certain intangible assets.

Management believes, as of December 31, 2006, that UNBC and UBOC met all capital adequacy requirements to which they are subject.

As of December 31, 2005 and 2006, the most recent notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized UBOC as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” UBOC must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed UBOC’s category.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.    EARNINGS PER COMMON SHARE

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic earnings per common share to the adjusted amounts for the computation of diluted earnings per common share for the fiscal years ended March 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007
	(in millions)
Income (Numerator):
Income from continuing operations before cumulative effect of a change in accounting principle	¥414,639	¥364,200	¥582,105
Income (loss) from discontinued operations—net	1,493	8,973	(817)
Cumulative effect of a change in accounting principle, net of tax	(977)	(9,662)	—

Net income	415,155	363,511	581,288
Income allocable to preferred shareholders:
Cash dividends paid	(6,837)	(5,386)	(13,629)
Beneficial conversion feature	—	(201,283)	(267,432)

Net income available to common shareholders	408,318	156,842	300,227

Effect of dilutive instruments:
Convertible preferred stock	121	—	—
Convertible debt—MUS	(418)	(981)	(985)
Stock options—MUS.	(5)	(8)	—
Stock options—UNBC	(894)	(1,081)	(835)
Convertible preferred stock—UFJ NICOS Co., Ltd.	—	(869)	—

Net income available to common shareholders and assumed conversions	¥407,122	¥153,903	¥298,407

	2005	2006	2007
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	6,510	8,121	10,053
Effect of dilutive instruments:
Convertible preferred stock	6	—	—

Weighted average common shares for diluted computation	6,516	8,121	10,053

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2005	2006	2007
	(in yen)
Earnings per common share:
Basic earnings per common share:
Income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥62,637.96	¥19,398.62	¥29,944.47

Income (loss) from discontinued operations	229.32	1,104.95	(81.27)

Income available to common shareholders before cumulative effect of a change in accounting principle	62,867.28	20,503.57	29,863.20
Cumulative effect of a change in accounting principle	(150.07)	(1,189.79)	—

Net income available to common shareholders	¥62,717.21	¥19,313.78	¥29,863.20

Diluted earnings per common share:
Income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥62,397.57	¥19,036.71	¥29,763.44
Income (loss) from discontinued operations	229.12	1,104.95	(81.27)

Income available to common shareholders before cumulative effect of a change in accounting principle	62,626.69	20,141.66	29,682.17
Cumulative effect of a change in accounting principle.	(149.93)	(1,189.79)	—

Net income available to common shareholders	¥62,476.76	¥18,951.87	¥29,682.17

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

For the fiscal year ended March 31, 2006, Class 11 Preferred Stock, convertible preferred stock issued by UFJ NICOS Co., Ltd. (“UFJ NICOS”),  1/4% Convertible Bonds due 2014 issued by MUS and stock options issued by MUS and UNBC that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. Class 8, Class 9, Class 10, and Class 12 Preferred Stock, convertible preferred stock issued by The Senshu Bank, Ltd., and certain stock options issued by MUS and UNBC could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the fiscal year ended March 31, 2007, Class 11 Preferred Stock,  1/4% Convertible Bonds due 2014 issued by MUS and stock options issued by MUS and UNBC that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. Class 8, Class 9, Class 10, and Class 12 Preferred Stock, convertible preferred stock issued by The Senshu Bank, Ltd. and UFJ NICOS and certain stock options issued by UNBC and MU Hands-on Capital Ltd. could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

In computing the number of the potentially dilutive common shares for the fiscal year ended March 31, 2005, Class 2 Preferred Stock has been based on the conversion price at the date of conversion of the Class 2 Preferred Stock into common stock (i.e., ¥971,415.0). For the fiscal years ended March 31, 2006 and 2007, Class 11 Preferred Stock has been based on the conversion price at March 31, 2007 (i.e., ¥918,700.0).

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

For the fiscal years ended March 31, 2006 and 2007, except for derivative transactions conducted by certain foreign subsidiaries, the MUFG Group accounted for derivatives held for risk management purposes as trading positions and measured them at fair value.

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

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans and Certificates of Deposit and Other Time Deposits

UNBC engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., U.S. dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument are identical. Cash flow hedging strategies include the utilization of purchased floor, cap, collar and corridor options and interest rate swaps. At December 31, 2006, the weighted average remaining life of the currently active (excluding any forward positions) cash flow hedges was approximately 1.7 years.

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

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate CDs. In these hedging relationships, UNBC hedges the LIBOR component of the CD rates, which is 3-month LIBOR, based on the CDs’ original term to maturity, which reflects their repricing frequency. Net payments to be received under the cap contract offset the increase in interest expense caused by the relevant LIBOR index rising above the cap’s strike rate.

UNBC uses interest rate cap corridors to hedge the variable cash flows associated with the forecasted issuance and rollover of short-term, fixed rate CDs. In these hedging relationships, UNBC hedges the LIBOR component of the CD rates, either 1-month LIBOR, 3-month LIBOR, or 6-month LIBOR, based on the original term to maturity of the CDs, which reflects their repricing frequency. Net payments to be received under the cap corridor contract offset the increase in deposit interest expense caused by the relevant LIBOR index rising above the corridor’s lower strike rate, but only to the extent the index rises to the upper strike rate. The corridor will not provide protection from increases in the relevant LIBOR index to the extent it rises above the corridor’s upper strike rate.

Hedging transactions are structured at inception so that the notional amounts of the hedge are matched with an equal principal amount of loans or CDs, the index and repricing frequencies of the hedge match those of the loans or CDs, and the period in which the designated hedged cash flows occurs is equal to the term of the hedge. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedge versus those of the loans or CDs. For the year ended December 31, 2006, UNBC recognized a net gain of ¥12 million due to ineffectiveness, which is recognized in other noninterest expense, compared to a net loss of ¥195 million for the year ended December 31, 2004 and a net loss of ¥11 million for the year ended December 31, 2005.

For cash flow hedges, based upon amounts included in accumulated other changes in equity from nonowner sources at March 31, 2007, the MUFG Group expects to realize approximately ¥3 billion in net interest income for the fiscal year ending March 31, 2008. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2007.

Fair Value Hedges

Economic Hedging Strategy for “MarketPath” Certificates of Deposit

UNBC engages in an economic hedging strategy in which interest bearing CDs issued to customers, which are tied to the changes in the Standard and Poor’s 500 index, are exchanged for a fixed rate of interest. UNBC accounts for the embedded derivative in the CDs at fair value. A total return swap that encompasses the value of a series of options that had individually hedged each CD is valued at fair value. The change in fair value of the embedded derivative and hedging instrument are recognized as interest expense.

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

26.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance-sheet credit-related supports and similar instruments, in order to meet the customers’ financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2006 and 2007. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The MUFG Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes unfunded commitments of ¥166.9 billion and ¥178.9 billion at March 31, 2006 and 2007, respectively, which are participated out to third parties. The contractual or notional

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2006:		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,706	¥2,346	¥417	¥403	¥710	¥1,830
Performance guarantees	1,900	1,238	243	175	192	52
Derivative instruments	29,645	15,034	4,101	2,818	4,318	3,374
Guarantees for the repayment of trust principal	2,456	333	1,233	651	222	17
Liabilities of trust accounts	4,286	3,478	26	28	82	672
Other(1)	648	637	—	—	—	11

Total	¥44,641	¥23,066	¥6,020	¥4,075	¥5,524	¥5,956

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2007:		Less than 1 year	1-2 years	2-3 years	3-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,646	¥2,346	¥478	¥423	¥761	¥1,638
Performance guarantees	2,208	1,371	357	226	179	75
Derivative instruments	42,353	24,327	4,985	3,874	6,262	2,905
Guarantees for the repayment of trust principal	1,921	308	1,279	178	111	45
Liabilities of trust accounts	3,722	2,776	29	24	90	803
Other	820	814	—	—	1	5

Total	¥56,670	¥31,942	¥7,128	¥4,725	¥7,404	¥5,471

Note:

(1)	The contractual or notional amounts of obligations under guarantees and similar arrangements at March 31, 2006 have been restated as follows:

	Maximum potential/ Contractual or Notional amount		Amount by expiration period
			Less than 1 year
	As previously reported	As restated	As previously reported	As restated
	(in billions)
Other	¥243	¥648	¥232	¥637

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Guarantees for the repayment of trust principal include guarantees which the MUFG Group provides for the repayment of principal of certain types of trust products, including certain jointly operated designated money in trusts and loan trusts. The MUFG Group manages and administers trust assets in a capacity of agent or fiduciary on behalf of its customers and trust assets are segregated from the assets of the MUFG Group, which keeps separate records for the trust activities. The MUFG Group, in principle, does not assume any risks associated with the trust assets under management, however, as permitted by applicable laws, the MUFG Group provides guarantees for the repayment of principal of such trust products. At March 31, 2006 and 2007, the contract amounts of such guarantees for repayment of trust principal were ¥2,456 billion and ¥1,921 billion, respectively. The accounting methods used for the segregated records of trust activities are different from financial accounting principles and practices. However, the MUFG Group follows an approach similar to those used for its own assets to identify an impairment of an asset included in the trusts with guaranteed principal, with inherent variations peculiar to trust accounting. Amounts of loans deemed to be impaired are written off directly and are charged to the trust account profits earned during the trust accounting period. Write-downs of securities are also directly charged to the trust account profits. The amounts of trust assets written-off in the segregated records were ¥398 million and ¥118 million, for the fiscal years ended March 31, 2006 and 2007, respectively. These amounts were reflected in the segregated records as deductions before net profits earned by trust accounts for the accounting period. In addition, a part of trust account profits is set aside as a reserve to absorb losses in the trust asset portfolios in the segregated records in accordance with relevant legislation concerning the trust business and/or trust agreements. Statutory reserves for loan trusts are established at a rate of 4.0% of the trust fees up to the amounts of 0.5% of the trust principal in accordance with the legislation. Reserves for jointly operated designated money in trusts are established at a rate of 0.3% of the balance of loans and other assets in the trust account assets in accordance with the related trust agreement. The amounts of such reserves set aside in the segregated records were ¥6,423 million and ¥2,888 million at March 31, 2006 and 2007, respectively. The MUFG Group is required to provide an allowance for off-balance-sheet instruments on such guarantees in the financial statements only when aggregate losses on trust assets are judged to exceed the reserve and the profit earned by the trust account, and the principal is deemed to be impaired. Management believes that the MUFG Group will not incur any losses on the guarantees.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, unless there are the certain agreements with trust creditors that have provisions limiting the MUFG Group’s responsibility as a trustee to the trust account assets. A trust may incur external liabilities to obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account does not maintain sufficient liquidity available for such liabilities unless the agreement with trust creditors does not limit the trustee’s responsibility to the trust account assets. At March 31, 2006 and 2007, there were liabilities of ¥4,286 billion and ¥3,722 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

trust accounts principally included obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are covered by the corresponding trust account assets generally; the MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

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

Carrying amount

At March 31, 2006 and 2007, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥657,573 million and ¥763,234 million, respectively, which are included in Other liabilities and Trading account liabilities. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of ¥73,148 million and ¥51,406 million, respectively, related to these transactions.

Other Off-balance-sheet Instruments

In addition to obligations under guarantees set forth above, the MUFG Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these financial instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2007, approximately 79% of these commitments will expire within one year, 19% from one year to five years and 2% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2006 and 2007:

	2006	2007
	(in billions)
Commitments to extend credit(1)	¥58,474	¥62,146
Commercial letters of credit	819	842
Commitments to make investments	29	33

Note:

(1)	The contractual amounts of commitments to extended credit at March 31, 2006 have been restated from ¥58,363 billion to ¥58,474 billion.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

27.    VARIABLE INTEREST ENTITIES

In the normal course of its business, the MUFG Group has financial interests in various entities which may be deemed to be variable interest entities such as asset-backed commercial paper conduits, securitization conduits of client properties, various investment funds and special purpose entities created for structured financing.

The following table presents, by type of VIE, the total assets of consolidated and non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2006 and 2007:

Consolidated VIEs	2006	2007
	(in millions)
Asset-backed commercial paper conduits	¥4,922,025	¥6,235,044
Securitization conduits of client properties	3,251	2,625
Investment funds	1,556,908	1,964,846
Special purpose entities created for structured financing	20,079	26,942
Repackaged instruments	190,408	155,971
Others	524,508	410,560

Total	¥7,217,179	¥8,795,988

	2006(1)		2007
Non-Consolidated VIEs	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Asset-backed commercial paper conduits	¥19,090,946	¥2,005,911	¥39,357,613	¥2,826,007
Securitization conduits of client properties	2,585,489	835,356	3,013,154	924,708
Investment funds	66,907,640	1,811,719	67,224,180	2,083,964
Special purpose entities created for structured financing	23,124,432	1,734,124	26,111,556	2,127,030
Repackaged instruments	120,316,571	1,645,600	116,842,810	2,602,834
Others	9,222,187	1,336,784	11,532,032	1,512,566

Total	¥241,247,265	¥9,369,494	¥264,081,345	¥12,077,109

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	The total assets of non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2006 have been restated as follows:

	As previously reported		As restated
	Assets	Maximum exposure	Assets	Maximum exposure
		(in millions)
Asset-backed commercial paper conduits	¥18,945,233	¥1,926,164	¥19,090,946	¥2,005,911
Securitization conduits of client properties	2,539,689	822,556	2,585,489	835,356
Investment funds	61,263,030	1,766,131	66,907,640	1,811,719
Special purpose entities created for structured financing	22,692,746	1,695,641	23,124,432	1,734,124
Repackaged instruments	120,316,571	1,645,600	120,316,571	1,645,600
Others	5,419,392	881,331	9,222,187	1,336,784

Total	¥231,176,661	¥8,737,423	¥241,247,265	¥9,369,494

The assets of certain consolidated asset-backed commercial paper conduits include variable interests in the VIEs of which the consolidated asset-backed commercial paper conduits are not the primary beneficiaries. The maximum exposure to these non-consolidated VIEs was ¥1,389,839 million and ¥2,153,742 million and the total assets of these non-consolidated VIEs were ¥13,065,251 million and ¥27,847,289 million at March 31, 2006 and 2007, respectively. The table above includes these amounts.

The following table presents the carrying amount of consolidated assets that corresponds to VIEs’ obligations at March 31, 2006 and 2007:

	2006	2007
	(in millions)
Cash	¥177,011	¥250,338
Trading account assets	1,290,404	1,750,372
Investment securities	293,055	478,836
Loans	5,060,478	6,047,324
Others	396,231	269,118

Total	¥7,217,179	¥8,795,988

In addition, certain transfers of financial assets that did not qualify for sale accounting were made to variable interest entities. The transferred assets, primarily consisting of performing loans, continued to be carried as assets of the MUFG Group. Such assets amounted to ¥2,798,538 million and ¥4,462,331 million at March 31, 2006 and 2007, respectively.

A portion of the assets of consolidated VIEs presented in the table above were derived from transactions between consolidated VIEs and the MUFG Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts were ¥127,999 million of Cash, ¥2,225 million of Trading account assets, ¥2,900 million of Investment securities, ¥199,979 million of Loans and ¥8,488 million of other assets at March 31, 2006, and ¥143,483 million of Cash, ¥3,595 million of Trading account assets, ¥8,155 million of Investment securities, ¥242,481 million of Loans and ¥6,252 million of other assets at March 31, 2007.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MUFG Group, except where the MUFG Group provides credit support as in the case of certain asset-backed commercial paper conduits.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset-backed Commercial Paper Conduits

The MUFG Group administers several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. The assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from the MUFG Group or third parties. While customers basically continue to provide servicing for the transferred trade receivables, the MUFG Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities.

Securitization Conduits of Client Properties

The MUFG Group administers several conduits that acquire client assets, primarily real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, the MUFG Group considers those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from the MUFG Group or third parties.

Investment Funds

The MUFG Group holds investments and loans in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies including in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

The MUFG Group not only manages the composition of investment trust funds but also plays a major role in composing venture capital funds. The MUFG Group generally does not have significant variable interests through composing these types of funds.

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

28.    COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The MUFG Group leases certain technology systems, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum rental commitments for noncancelable leases at March 31, 2007 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2008	¥56,258	¥45,140
2009	77,587	38,951
2010	28,718	34,602
2011	20,051	25,463
2012	9,316	22,150
2013 and thereafter	5,643	46,603

Total minimum lease payments	197,573	¥212,909

Amount representing interest	(7,813)

Present value of minimum lease payments	¥189,760

Total rental expense for the fiscal years ended March 31, 2005, 2006 and 2007 was ¥50,064 million, ¥85,605 million and ¥112,055 million, respectively.

Civil Suit Brought by The Sumitomo Trust & Banking Co., Ltd.

On May 21, 2004, UFJ Holdings, UFJ Bank, UFJ Trust (collectively, the “UFJ Companies”) and The Sumitomo Trust & Banking Co., Ltd. (“Sumitomo Trust”) entered into a basic agreement to integrate and jointly operate their respective trust and custody businesses. On July 13, 2004, however, the UFJ Companies informed Sumitomo Trust of their decision to terminate this basic agreement.

In response, on July 16, 2004, Sumitomo Trust filed with the Tokyo District Court a motion for a preliminary injunction to restrain the UFJ Companies from entering into discussions with, and providing information to, any third party with regards to a transfer of UFJ Trust Bank’s operations. The Supreme Court of Japan dismissed the motion for provisional relief on August 30, 2004.

On October 28, 2004, Sumitomo Trust filed a lawsuit in the Tokyo District Court against the UFJ Companies claiming that, under the basic agreement, it had exclusive rights to hold good-faith negotiations with the UFJ Companies regarding the integration of their respective trust and custody businesses. Sumitomo Trust made an additional claim against the UFJ Companies for damages in the amount of ¥100 billion on March 8, 2005.

On February 13, 2006, the Tokyo District Court rendered a judgment denying Sumitomo Trust’s claim for damages. On February 24, 2006, Sumitomo Trust appealed the Tokyo District Court’s ruling to the Tokyo High Court, seeking to overturn the dismissal of the damages claim for ¥100 billion and claiming additional damages of ¥10 billion against the UFJ Companies.

On November 21, 2006, MUFG announced that, following the recommendation of the Tokyo High Court, MUFG agreed to pay ¥2.5 billion in settlement money to Sumitomo Trust as the main element of an agreed settlement of the lawsuit. As a result, the lawsuit between the MUFG Group and Sumitomo Trust was conclusively resolved.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repayment of excess interest

In Japan, the maximum interest rates charged by consumer finance companies are set by two laws: a maximum permissible interest rate under the Investment Deposit and Interest Rate Law and a lower limit under the Interest Rate Restriction Law. Under the current system, consumer finance companies that satisfy certain conditions can charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law. Accordingly, MUFG’s consumer finance subsidiaries and an equity method investee have offered loans at interest rates above the Interest Rate Restriction Law.

During the past year, the Supreme Court of Japan passed decisions concerning interest exceeding the limits stipulated by the Interest Rate Restriction Law, and the necessary requirements related to such excess interest were interpreted in a manner more favorable to borrowers and more strictly than previously for consumer finance companies.

Accordingly, the business environment for consumer finance companies in Japan has been altered in favor of borrowers, and borrowers’ demands for reimbursement of excess interest have significantly increased during the fiscal year ended March 31, 2007. As a result, consumer finance subsidiaries have increased their allowance for repayment of excess interest, which were included in Other liabilities, from ¥9,733 million as of March 31, 2006 to ¥102,474 million as of March 31, 2007. Also, an equity method investee has increased its allowance during the fiscal year ended March 31, 2007, which had a negative impact of ¥77,552 million on Equity in earnings (losses) of equity method investees in the consolidated statement of income.

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

29.    FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007
	(in millions)
Trust fees	¥102,789	¥121,350	¥146,045
Fees on funds transfer and service charges for collections	60,144	105,485	151,293
Fees and commissions on international business	45,103	62,235	70,175
Fees and commissions on credit card business	62,210	110,127	164,240
Service charges on deposits	36,500	35,930	37,457
Fees and commissions on securities business	104,519	145,137	136,596
Fees on real estate business	31,436	45,829	60,154
Insurance commissions	36,000	48,508	52,209
Fees and commissions on stock transfer agency services	20,119	39,389	73,715
Guarantee fees	19,400	53,040	88,254
Fees on investment funds business	11,684	65,919	129,712
Other fees and commissions	111,187	200,326	297,343

Total	¥641,091	¥1,033,275	¥1,407,193

Trust fees consist primarily of fees earned by fiduciary asset management and administration services for corporate pension plans, investment funds, etc. Fees on funds transfer and service charges for collection are earned by providing settlement services such as domestic fund remittances and domestic collection services. Fees

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

See Note 31 for financial information relating to the MUFG Group’s operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statement.

Effective April 1, 2005, the MUFG Group changed the classification of its business segments and included UNBC as a part of the Integrated Corporate Banking Business Group. The MUFG Group has also introduced a unified core deposit concept when measuring the performance of each business segment and made minor changes in its management accounting method. The unified core deposit concept takes into account that a portion of the Japanese yen short-term deposits to the MUFG Group can be deemed as a long-term source of funding from an interest risk management perspective and, therefore, the interest rate spread gained from the long-term funds should be allocated to the relevant business segments.

Effective October 1, 2005, the MUFG Group changed the name of the Treasury business segment to Global Markets, in line with the name of the business segment in the MUFG Group’s subsidiary banks. The operations that constitute Global Markets have not been changed.

The following is a brief explanation of the MUFG Group’s business segments.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. UNBC consists of BTMU’s subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A. Through the integration of these business lines, diverse financial products and services are provided to its corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of its corporate customers. Regarding UNBC, as of March 31, 2007, BTMU owned approximately 65% of UnionBanCal Corporation, a public company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

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

Global Markets—Consists of the treasury operations of BTMU and MUTB. Global Markets also conducts asset liability management and liquidity management and provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Consists mainly of the corporate center of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Regarding the Integrated Corporate Banking Business Group, the Integrated Trust Assets Business Group, and Other, the presentation set forth below for the fiscal years ended March 31, 2005 and 2006 has been reclassified to conform to the new presentation for the fiscal year ended March 31, 2007, including minor reclassification of subsidiaries within the above business segments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective April 1, 2006, there was a change in the managerial accounting method applied to trust fees, which mainly affected the Integrated Trust Assets Business Group, resulting in a ¥7.8 billion increase in net revenue and operating profit for the fiscal year ended March 31, 2007 compared to the fiscal year ended March 31,2006.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Fiscal year ended March 31, 2005:
Net revenue	¥454.8	¥664.7	¥165.7	¥274.9	¥440.6	¥1,105.3	¥59.9	¥285.0	¥(8.7)	¥1,896.3
BTMU and MUTB:	317.4	562.0	113.3	—	113.3	675.3	43.8	280.8	(14.7)	1,302.6
Net interest income	209.7	306.1	56.7	—	56.7	362.8	0.4	231.8	(8.5)	796.2
Net fees	79.2	157.1	36.8	—	36.8	193.9	43.3	15.8	7.3	339.5
Other	28.5	98.8	19.8	—	19.8	118.6	0.1	33.2	(13.5)	166.9
Other than BTMU and MUTB*	137.4	102.7	52.4	274.9	327.3	430.0	16.1	4.2	6.0	593.7
Operating expenses	323.7	251.6	118.2	158.8	277.0	528.6	46.6	38.9	91.3	1,029.1

Operating profit (loss)	¥131.1	¥413.1	¥47.5	¥116.1	¥163.6	¥576.7	¥13.3	¥246.1	¥(100.0)	¥867.2

Fiscal year ended March 31, 2006:
Net revenue	¥887.5	¥1,093.1	¥237.0	¥350.3	¥587.3	¥1,680.4	¥126.7	¥315.7	¥(41.3)	¥2,969.0
BTMU and MUTB:	518.4	903.4	165.5	—	165.5	1,068.9	63.0	310.7	(63.9)	1,897.1
Net interest income	330.6	416.8	88.7	—	88.7	505.5	1.9	257.4	32.9	1,128.3
Net fees	137.1	298.3	49.3	—	49.3	347.6	61.3	(3.1)	(22.5)	520.4
Other	50.7	188.3	27.5	—	27.5	215.8	(0.2)	56.4	(74.3)	248.4
Other than BTMU and MUTB*	369.1	189.7	71.5	350.3	421.8	611.5	63.7	5.0	22.6	1,071.9
Operating expenses	576.9	410.1	155.7	202.3	358.0	768.1	78.6	43.8	135.4	1,602.8

Operating profit (loss)	¥310.6	¥683.0	¥81.3	¥148.0	¥229.3	¥912.3	¥48.1	¥271.9	¥(176.7)	¥1,366.2

Fiscal year ended March 31, 2007:
Net revenue	¥1,245.6	¥1,360.0	¥307.9	¥324.3	¥632.2	¥1,992.2	¥197.8	¥301.4	¥8.2	¥3,745.2
BTMU and MUTB:	686.8	1,140.0	217.4	—	217.4	1,357.4	84.1	296.9	(29.1)	2,396.1
Net interest income	487.3	511.9	132.3	—	132.3	644.2	(1.3)	278.1	(28.3)	1,380.0
Net fees	169.5	404.7	54.0	—	54.0	458.7	83.9	(10.9)	(23.4)	677.8
Other	30.0	223.4	31.1	—	31.1	254.5	1.5	29.7	22.6	338.3
Other than BTMU and MUTB*	558.8	220.0	90.5	324.3	414.8	634.8	113.7	4.5	37.3	1,349.1
Operating expenses	833.5	567.8	174.4	200.8	375.2	943.0	107.1	48.3	176.7	2,108.6

Operating profit (loss)	¥412.1	¥792.2	¥133.5	¥123.5	¥257.0	¥1,049.2	¥90.7	¥253.1	¥(168.5)	¥1,636.6

*	Includes MUFG and its subsidiaries other than BTMU and MUTB.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the operating profit under the internal management reporting system for the fiscal years ended March 31, 2005, 2006 and 2007 above to income from continuing operations before income tax expense and cumulative effect of a change in accounting principle shown on the consolidated statements of income is as follows:

	2005	2006	2007
	(in billions)
Operating profit:	¥867	¥1,366	¥1,637
Trust fees adjusted for credit losses of trust assets	(3)	(1)	—
Provision for credit losses	(108)	(110)	(359)
Trading account gains (losses)—net	(65)	(210)	199
Equity investment securities gains (losses)—net	175	160	(11)
Debt investment securities gains (losses)—net	(8)	(11)	234
Foreign exchange losses—net	(120)	(501)	(223)
Equity in earnings (losses) of equity method investees	26	22	(57)
Impairment of intangible assets	(2)	—	(185)
Minority interest in income of consolidated subsidiaries	(37)	(157)	(17)
Other—net	(7)	(28)	(83)

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥718	¥530	¥1,135

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2005, 2006 and 2007, and estimated total revenue, total expense, income from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income for the respective fiscal years then ended:

	Domestic	Foreign
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)	Total
	(in millions)
Fiscal year ended March 31, 2005:

Total revenue(2)	¥1,610,078	¥487,691	¥153,145	¥96,761	¥77,836	¥2,425,511

Total expense(3)	1,320,404	251,026	103,542	12,030	20,115	1,707,117

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	289,674	236,665	49,603	84,731	57,721	718,394

Net income	109,960	180,520	24,242	61,742	38,691	415,155

Total assets at end of fiscal year	84,416,835	12,331,408	5,971,590	3,467,959	2,234,308	108,422,100

Fiscal year ended March 31, 2006(4):

Total revenue(2)	¥2,168,643	¥907,397	¥221,134	¥179,293	¥121,567	¥3,598,034

Total expense(3)	2,194,354	539,505	167,519	113,831	53,152	3,068,361

Income (loss) from continuing operations before income tax expense and cumulative effect of a change in accounting principle	(25,711)	367,892	53,615	65,462	68,415	529,673

Net income (loss)	(78,430)	285,301	44,405	56,576	55,659	363,511

Total assets at end of fiscal year	152,047,224	16,651,510	9,483,190	5,242,047	2,795,476	186,219,447

Fiscal year ended March 31, 2007:

Total revenue(2)	¥3,667,946	¥1,191,629	¥540,653	¥270,158	¥193,279	¥5,863,665

Total expense(3)	3,431,105	728,720	286,173	186,650	96,086	4,728,734

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	236,841	462,909	254,480	83,508	97,193	1,134,931

Net income	63,027	248,884	169,174	44,204	55,999	581,288

Total assets at end of fiscal year	143,106,520	19,215,047	12,672,389	6,671,657	4,537,298	186,202,911

Notes:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for credit losses and Non-interest expense.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4) The estimated total assets at March 31, 2006 and total revenue, total expense, income from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income for the fiscal year ended March 31, 2006 have been restated as follows:

	Domestic	Foreign
	Japan	United States of America	Europe	Asia/ Oceania excluding Japan	Other areas	Total
	(in millions)
As previously reported
Fiscal year ended March 31, 2006:

Total revenue	¥2,520,008	¥594,532	¥194,340	¥176,080	¥113,074	¥3,598,034

Total expenses	2,194,354	539,505	167,519	113,831	53,152	3,068,361

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	325,654	55,027	26,821	62,249	59,922	529,673

Net income	197,372	39,719	23,372	54,053	48,995	363,511

Total assets at end of fiscal year	152,047,224	16,651,510	9,483,190	5,242,047	2,795,476	186,219,447

As restated
Fiscal year ended March 31, 2006:

Total revenue	¥2,168,643	¥907,397	¥221,134	¥179,293	¥121,567	¥3,598,034

Total expenses	2,194,354	539,505	167,519	113,831	53,152	3,068,361

Income (loss) from continuing operations before income tax expense and cumulative effect of a change in accounting principle	(25,711)	367,892	53,615	65,462	68,415	529,673

Net income (loss)	(78,430)	285,301	44,405	56,576	55,659	363,511

Total assets at end of fiscal year	152,047,224	16,651,510	9,483,190	5,242,047	2,795,476	186,219,447

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2006 and 2007:

	2006	2007
	(in millions)
Cash and due from banks	¥590,369	¥607,183
Interest-earning deposits in other banks	4,421,545	4,606,268

Total	¥5,011,914	¥5,213,451

Trading account assets	¥2,191,940	¥2,787,193

Investment securities	¥8,141,650	¥11,154,795

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥15,523,569	¥17,861,327

Deposits, principally time deposits and certificates of deposit by foreign banks	¥15,938,882	¥17,470,230

Funds borrowed:
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	¥921,746	¥5,673,050
Other short-term borrowings	1,566,373	1,991,199
Long-term debt	3,459,450	3,721,089

Total	¥5,947,569	¥11,385,338

Trading account liabilities	¥1,306,223	¥1,015,794

At March 31, 2006 and 2007, the MUFG Group had no cross-border outstandings, as defined in the Securities Act Industry Guide 3 in any foreign country, which exceeded 0.75% of consolidated total assets.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2006 and 2007:

	2006		2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	¥21,024	¥21,024	¥21,771	¥21,771
Trading account assets, excluding derivatives	8,070	8,070	8,568	8,568
Investment securities	48,604	48,985	49,182	49,483
Loans, net of allowance for credit losses(1)	94,495	94,891	94,210	94,611
Other financial assets	4,640	4,640	4,996	4,996
Derivative financial instruments:
Trading activities	2,658	2,658	1,878	1,878
Activities qualifying for hedges	—	—	3	3
Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	¥34,728	¥34,728	¥35,463	¥35,463
Interest-bearing deposits	103,296	103,173	107,017	106,904
Trading account liabilities, excluding derivatives	160	160	840	840
Obligations to return securities received as collateral	3,946	3,946	3,653	3,653
Due to trust account	2,428	2,428	1,540	1,540
Other short-term borrowings	10,534	10,534	5,734	5,734
Long-term debt(1)	13,890	13,932	14,390	14,397
Other financial liabilities	3,100	3,100	3,990	3,990
Derivative financial instruments:
Trading activities	2,863	2,863	1,786	1,786
Activities qualifying for hedges	5	5	2	2

Note	:
(1)	Estimated fair value of loans, net of allowance for credit losses and long-term debt at March 31, 2006 have been restated as follows:

	As previously reported	As restated
Loan, net of allowance for possible credit losses	¥94,837	¥94,891
Long-term debt	13,847	13,932

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment securities—The fair values of investment securities, where quoted market prices or secondary market prices are available, are equal to such market prices. For investment securities, when quoted market prices or secondary market prices are not available, the fair values are estimated using quoted market prices for similar securities or based on appraised value as deemed appropriate by management. The fair values of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have quoted market prices or secondary market prices available. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock in the future, issued by public companies are determined by utilizing commonly accepted valuation models, such as option pricing models. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted market price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous unlisted companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The amounts not included in the above summary are ¥211 billion and ¥202 billion at March 31, 2006 and 2007, respectively.

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

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥602 billion and ¥524 billion at March 31, 2006 and 2007, respectively.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2006 and 2007 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2006 and 2007. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

33.    STOCK-BASED COMPENSATION

The following describes stock-based compensation plans of MUS and UNBC and the impact of the adoption of SFAS No. 123R.

MUS

Under the Code and the Company Law, companies are permitted to purchase their own shares in the market in order to implement a stock option plan when approved by the shareholders.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to resolutions approved at the general shareholders’ meetings, MUS offers stock option plans which provide directors, executive officers, eligible employees and certain other persons with options to purchase shares (at the respective exercise prices stipulated in each plan) as follows:

Date of approval at the shareholders’ meeting	Exercise period	Shares
June 29, 2000	July 1, 2002 to June 30, 2005	2,057,000
June 28, 2001	July 1, 2003 to June 30, 2006	2,272,000
June 29, 2005(1)	September 20, 2005 to March 31, 2006	1,992,060

Total		6,321,060

Note:

(1)	In connection with the merger of MTFG with UFJ Holdings, MUS converted all outstanding UFJ Tsubasa Securities employee stock-based awards at the merger date, and those awards became exercisable for or based upon MUS common stock. The number of awards converted and the exercise prices of those awards were adjusted to take into account the merger exchange ratio of 0.42 for the securities companies.

The plans provide for the granting of stock options having an exercise price not less than the market value of MUS’s common stock on the date of grant. The following table presents the stock option transactions for the fiscal years ended March 31, 2005, 2006 and 2007:

	2005		2006		2007
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Options outstanding, beginning of fiscal year	3,153,000	¥1,260	2,827,000	¥1,311	310,000	¥812
UFJ Tsubasa Securities Conversion	—	—	1,992,060	1,412	—	—
Exercised	(326,000)	812	(2,437,140)	1,266	(202,000)	812
Forfeited	—	—	(2,071,920)	1,244	(108,000)	812

Options outstanding, end of fiscal year	2,827,000	¥1,311	310,000	¥812	—	¥—

Options exercisable, end of fiscal year	2,827,000	¥1,311	310,000	¥812	—	¥—

MUS has not granted or modified any stock options after April 1, 2006, the effective date of SFAS No. 123R.

UNBC

UNBC has two management stock plans. The Year 2000 UnionBanCal Corporation Management Stock Plan, as amended (the “2000 Stock Plan”), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the “1997 Stock Plan”), have 20.0 million and 6.6 million shares, respectively, of UNBC’s common stock authorized to be awarded to key employees, outside directors and consultants of UNBC at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the “Committee”). Employees on rotational assignment from BTMU are not eligible for stock awards.

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the stock plans may not be less than the fair market value on the date the option is granted. Beginning in 2006, the value of options is recognized as compensation expense

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

over the vesting period during which the employees are required to provide service. Prior to January 1, 2006, UNBC’s unrecognized compensation expense for nonvested restricted stock reduced retained earnings. The adoption of SFAS No. 123R resulted in an increase of unappropriated retained earnings and a decrease of capital surplus by ¥1,468 million, respectively, in the consolidated financial statements. The value of the restricted stock at the date of grant is recognized as compensation expense over its vesting period with a corresponding credit adjustment to capital surplus. All cancelled or forfeited options and restricted stock become available for future grants. SFAS No. 123R requires the cash flows resulting from the tax benefits of tax deductions in excess of the compensation cost recognized for share-based compensation awards (i.e., excess tax benefits) to be classified as financing cash flows. The ¥1,406 million of the excess tax benefits and ¥ 6,736 million of the exercise of stock options are classified as other cash inflows from financing activities in the consolidated statement of cash flows for the fiscal year ended March 31, 2007.

Under the 2000 Stock Plan, UNBC grants stock options and restricted stock and issues shares of common stock upon vesting of performance shares and restricted stock units that are settled in common stock. Under the 1997 Stock Plan, UNBC issues shares of common stock upon exercise of outstanding stock options. UNBC issues new shares of common stock for all awards under the stock plans. At December 31, 2004, 2005 and 2006, a total of 2,937,629 shares, 5,445,979 shares and 3,825,635 shares, respectively, were available for future grants under the 2000 Stock Plan as stock options, restricted stock or shares of common stock issued upon vesting of performance shares and restricted stock units settled in common stock. The remaining shares under the 1997 Stock Plan are not available for future grants.

In the first quarter of 2006, the Committee determined that performance share awards granted in 2006 were to be redeemed in shares.

Stock Options

Under the 2000 Stock Plan, UNBC granted options to various key employees, including policy-making officers, and to non-employee directors for selected years. Under both stock plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. The options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions or terminates employment under certain conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33 1/3 percent on each anniversary under the 1997 Stock Plan, and are fully vested and exercisable on the grant date under the 2000 Stock Plan.

The following is a summary of stock option transactions under the stock plans.

	For the year ended December 31, 2006
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value (in thousands)
Options outstanding, beginning of the period(1)	8,696,589	$45.26
Granted	1,106,240	69.85
Exercised	(1,409,727)	40.24
Forfeited	(66,861)	62.96

Options outstanding, end of the period(1)	8,326,241	$49.24	5.44	$110,012

Options exercisable, end of the period	5,910,252	$43.72	5.12	$104,090

(1)	Options not expected to vest are included in options outstanding. Amounts are not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. Because the Black-Scholes option pricing model uses tranches based on expected terms that result in ranges of input assumptions, such ranges are disclosed below. Expected volatilities are based on historical data and implied volatilities from traded options on UNBC’s stock, and other factors. UNBC uses historical data to estimate option exercise and employee terminations within the valuation model. The expected term of an option granted is derived from the output of the option valuation model, which is based on historical data and represents the period of time that the option granted is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant based on the expected term.

	For the years ended December 31,
	2004	2005	2006
Weighted-average fair value—per share	$16.55	$13.38	$12.31
Risk-free interest rates (a range for 1 to 7 year tenors)	2.8%	3.4 - 4.3%	4.3 - 5.05%
Expected volatility	40.0%	27.0%	16.6 - 22.9%
Weighted-average expected volatility	40.0%	27.0%	19.4%
Expected term (in years)	5.0	4.4	3.4 - 5.4
Expected dividend yield	2.4%	2.7%	2.7%

The total intrinsic value of options exercised during 2004, 2005 and 2006 was $41.5 million, $50.4 million and $37.9 million, respectively.

UNBC recognized $22.4 million of compensation cost for share-based payment arrangements related to stock option awards with $8.4 million of corresponding tax benefit during the year ended December 31, 2006. As of December 31, 2006, the total unrecognized compensation cost related to nonvested stock option awards was $15.9 million and the weighted-average period over which the cost is expected to be recognized was 0.9 year.

Restricted Stock

In general, restricted shares are granted under the 2000 Stock Plan to key employees, and in 2005, to non-employee directors. The awards of restricted stock granted to employees vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age, and service conditions or terminates employment under certain conditions. The awards of restricted stock granted to existing non-employee directors in 2005 vested in full in July 2006. Restricted stockholders have the right to vote their restricted shares and receive dividends.

The following is a summary of UNBC’s nonvested restricted stock awards.

	For the year ended December 31, 2006
	Number of shares	Weighted-average grant date fair value
Nonvested restricted awards, beginning of the period	397,957	$64.06
Granted	594,029	62.07
Vested	(136,669)	64.23
Forfeited	(15,314)	66.31

Nonvested restricted awards, end of the period	840,003	$62.59

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total fair value of the restricted stock awards vested was $0.2 million during 2004, $1.5 million during 2005 and $8.8 million during 2006.

UNBC recognized $14.4 million of compensation cost for share-based payment arrangements related to restricted stock awards with $5.4 million of corresponding tax benefit during the year ended December 31, 2006. At December 31, 2006, the total unrecognized compensation cost related to nonvested restricted awards was $40.5 million, and the weighted-average period over which it is expected to be recognized was 1.8 years.

Restricted Stock Units

In July 2006, UNBC granted 12,150 restricted stock units to non-employee directors with a weighted average grant date fair value of $63.65 per share. These restricted stock units consist of a regular grant, and in the case of new non-employee directors, a regular grant and an initial grant. In general, the regular grant vests in full on the first anniversary of the grant date, and the initial grant vests in three equal installments on each of the first three anniversaries of the grant date. At grant date, it was estimated that 7 percent of the shares would forfeit by the vesting date. During 2006, UNBC recognized $0.3 million of compensation cost with a corresponding $0.1 million in tax benefits related to this year’s grants. The restricted stock unit participants do not have voting or other stockholder rights. However, the participants’ stock unit accounts receive dividend equivalents, reflecting the aggregate dividends earned based on the total number of restricted stock units outstanding, in the form of additional restricted stock units. Participants may elect to defer the delivery of vested shares of common stock at predetermined dates as defined in the plan agreements. UNBC will issue new shares under the 2000 Stock Plan upon vesting of these grants, which are redeemable only in shares.

Performance Share Plan

Effective January 1, 1997, UNBC established a Performance Share Plan. At the discretion of the Committee, eligible participants may earn performance share awards to be redeemed in cash and/or shares three years after the date of grant. Performance shares are linked to stockholder value in two ways: (1) the market price of UNBC’s common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The plan was amended in 2004 increasing the total number of shares that can be granted under the plan to 2.6 million shares. There were 2,252,183 performance shares, 2,193,383 performance shares, and 2,132,333 performance shares remaining for future awards as of December 31, 2004, 2005 and 2006, respectively. UNBC granted 88,500 shares in 2004, 78,000 shares in 2005 and 62,100 shares in 2006. All performance shares granted prior to 2006 are redeemable in cash and are therefore being accounted for as liabilities. No performance shares were forfeited in 2004, 19,200 performance shares were forfeited in 2005 and 1,050 performance shares were forfeited in 2006. The value of a performance share under the liability method is equal to the average month-end closing price of UNBC’s common stock for the final six months of the performance period. All cancelled or forfeited performance shares become available for future grants. At December 31, 2005 and 2006, UNBC’s liability for the cash settlement of the performance shares was $15.7 million and $11.7 million, respectively.

Under the Performance Share Plan, UNBC granted 62,100 units with a weighted-average grant date fair value of $69.96 per share during the year ended December 31, 2006. These units will be settled in stock at the vesting date of December 31, 2008. At grant date, it was estimated that 6 percent of the shares would forfeit by the vesting date. In 2006, UNBC recognized $2.8 million of compensation cost with a corresponding $1.1 million in tax benefits related to this year’s grants. UNBC will issue new shares under the 2000 Stock Plan upon vesting of these grants that are redeemable in shares.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

34.    PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTMU and MUTB are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Also, retained earnings of these banking subsidiaries are restricted, except for ¥1,788,548 million, in accordance with the statutory reserve requirements under the Company Law at March 31, 2007 (see Notes 22 and 23).

The following table presents the parent company only financial information of MUFG.

Condensed Balance Sheets

	2006	2007
	(in millions)
Assets:
Cash and interest-earning deposits with banks	¥38,410	¥42,225
Investments in subsidiaries and affiliated companies	10,958,180	11,527,338
Other assets	217,185	112,151

Total assets	¥11,213,775	¥11,681,714

Liabilities and shareholders’ equity:
Short-term borrowings from a subsidiary	¥44,400	¥57,380
Long-term debt from subsidiaries and affiliated companies	784,090	504,619
Long-term debt	700,000	666,600
Other liabilities	17,132	19,803

Total liabilities	1,545,622	1,248,402

Total shareholders’ equity	9,668,153	10,433,312

Total liabilities and shareholders’ equity	¥11,213,775	¥11,681,714

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Income

	2005	2006	2007
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥214,948	¥1,015,637	¥500,776
Management fees from subsidiaries	7,630	11,674	11,749
Interest income	2	1	228
Other income	319	16,329	506

Total income	222,899	1,043,641	513,259

Expense:
Operating expenses	5,922	9,675	9,592
Interest expense to subsidiaries and affiliated companies	6,021	13,905	15,008
Interest expense	511	3,486	6,719
Other expense	335	5,273	3,294

Total expense	12,789	32,339	34,613

Equity in undistributed net income (loss) of subsidiaries and affiliated companies	208,087	(643,016)	105,074

Income before income tax expense	418,197	368,286	583,720
Income tax expense	3,042	4,775	2,432

Net income	¥415,155	¥363,511	¥581,288

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	2005	2006	2007
	(in millions)
Operating activities:
Net income	¥415,155	¥363,511	¥581,288
Adjustments and other	(234,278)	480,264	5,268

Net cash provided by operating activities	180,877	843,775	586,556

Investing activities:
Proceeds from sales of stock investment in an affiliated company	14,836	14,251	—
Purchases of preferred stock investment in UFJ Bank Limited	(700,000)	—	—
Purchases of equity investments in subsidiaries and an affiliated company	(390,552)	(228,498)	—
Net decrease (increase) in interest-earning deposits with banks	(5,706)	25,488	(4,683)
Proceeds from capital repayment by a subsidiary	—	—	52,085
Other—net	(5,105)	41,467	571

Net cash provided by (used in) investing activities	(1,086,527)	(147,292)	47,973

Financing activities:
Net increase (decrease) in short-term borrowings from a subsidiary	322,100	(323,600)	12,980
Proceeds from issuance of long-term debt to a subsidiary and affiliated companies	300,000	230,800	1,415
Proceeds from issuance of long-term debt	200,000	450,000	—
Repayment of long-term debt	—	—	(25,000)
Repayment of long-term debt to subsidiaries and an affiliated company	—	(84,046)	(289,429)
Proceeds from sales of treasury stock	90	4,933	62,984
Proceeds from issuance of new shares of preferred stock, net of stock issue expenses	249,472	—	—
Payments for redemption of preferred stock	(122,100)	(122,100)	—
Payments to acquire treasury stock	(921)	(775,242)	(292,182)
Dividends paid	(45,649)	(64,220)	(103,060)
Other—net	1,666	(11,395)	(3,105)

Net cash provided by (used in) financing activities	904,658	(694,870)	(635,397)

Net increase (decrease) in cash and cash equivalents	(992)	1,613	(868)
Cash and cash equivalents at beginning of fiscal year	4,271	3,279	4,892

Cash and cash equivalents at end of fiscal year	¥3,279	¥4,892	¥4,024

35.	ESTABLISHMENT OF SPECIAL PURPOSE COMPANIES FOR ISSUANCE OF NON-DILUTIVE PREFERRED SECURITIES

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Preferred Securities are non-dilutive and not convertible into MUFG’s common shares. The Preferred Securities were accounted as part of MUFG’s Tier I capital at March 31, 2007 under its capital adequacy requirements.

These funding vehicles are not consolidated in accordance with FIN No. 46R as more fully discussed in Note 27. The funds raised through such funding vehicles are primarily loaned to the MUFG Group and presented as Long-term debt in the consolidated balance sheet at March 31, 2007.

36.    EVENTS SINCE MARCH 31, 2007

Approval of Dividends

On June 28, 2007, the shareholders approved the payment of cash dividends to the shareholders of record on March 31, 2007, of ¥30,000 per share of Class 3 Preferred Stock, ¥7,950 per share of Class 8 Preferred Stock, ¥2,650 per share of Class 11 Preferred Stock, ¥5,750 per share of Class 12 Preferred Stock, totaling ¥3,334 million, and ¥6,000 per share of Common stock, totaling ¥61,259 million.

Completion of the Merger of UFJ NICOS and DC Card Co., Ltd

On April 1, 2007, the merger between UFJ NICOS and DC Card Co., Ltd. (“DC Card”), two credit card subsidiaries of BTMU, came into effect with UFJ NICOS being the surviving entity. Each share of DC Card’s common stock was exchanged for 30 shares of UFJ NICOS’s common stock. The new company was named Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”).

Completion of the Merger of Leasing Affiliates

On April 1, 2007, the merger between Diamond Lease Company Limited (“Diamond Lease”) and UFJ Central Leasing Co., Ltd. (“UFJ Central Leasing”), two equity method investees of BTMU, came into effect with Diamond Lease being the surviving entity. One share of UFJ Central Leasing’s common stock was exchanged for each share of Diamond Lease’s common stock. The new company was named Mitsubishi UFJ Lease & Finance Company Limited and remained as an equity method investee of BTMU.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Ownership Increase in kabu.com Securities

To strengthen the retail online securities business and enhance comprehensive web-based financial services, BTMU implemented a tender offer for 94,000 common shares of kabu.com Securities Co., Ltd. (“kabu.com Securities”) from March 20, 2007 to April 18, 2007, at ¥240,000 per share. As a result, the MUFG Group’s ownership in kabu.com Securities was increased to 40.36%. The tender offer purchase consideration was ¥22,560 million and the total funds required for purchase was ¥22,663 million.

In addition, on June 24, 2007, directors and an employee from the MUFG Group were approved as directors at the general meeting of shareholders of kabu.com Securities, and directors dispatched from the MUFG Group, including those appointed on June 24, 2007, constitute a majority on the board of directors of kabu.com Securities. As a result, kabu.com Securities, a former equity method investee of MUFG, became a consolidated subsidiary of MUFG.

Mitsubishi UFJ Securities Becomes a Wholly-Owned Subsidiary

On March 28, 2007, MUFG and MUS entered into a share exchange agreement relating to the proposed share exchange to make MUS a wholly-owned subsidiary. The purpose of making MUS a wholly-owned subsidiary is, among other factors, to seize the opportunities presented by the deregulation of the Japanese financial markets and further enhance cooperation between group companies. MUFG believes that MUFG will be able to further strengthen MUS’s securities and investment banking businesses and maximize synergies among MUFG’s banking, trust and securities businesses. The share exchange ratio has been set at 1.02 share of MUFG common stock to one share of MUS common stocks. The share exchange ratio was calculated based on the assumption that the stock split described under “Investment Unit Reduction through Stock Split and Adoption of Unit Share System” below will become effective as planned.

On June 28, 2007, MUS shareholders approved the proposed transaction, and the proposed share exchange is expected to become effective on September 30, 2007.

Administrative Orders from the Financial Services Agency

On June 11, 2007, BTMU received from the FSA administrative orders based on Article 26-1 of the Banking Law (business improvement orders) of Japan, which requires developing and strengthening its compliance structure and related internal control functions in its overseas business and its domestic investment trust sales and related businesses, in order to ensure sound and appropriate business management practices.

In response to the administrative orders, on July 5, 2007, BTMU presented and announced a business improvement plan including developing internal policies, procedures, and manuals. This event is not expected to have a material impact on the MUFG Group’s financial position and results of operations.

Business and Capital Alliance between JACCS, Mitsubishi UFJ NICOS, MUFG and BTMU

On June 21, 2007, Mitsubishi UFJ NICOS, BTMU, and JACCS Co., Ltd. (“JACCS”), one of Japan’s leading companies in the installment credit business, announced that they entered into a discussion on a strategic business and capital alliance to leverage the strengths of each company in the consumer finance business area, enhance financial services and strengthen their business competitiveness.

On September 20, 2007, JACCS, Mitsubishi UFJ NICOS, MUFG and BTMU announced that JACCS and Mitsubishi UFJ NICOS signed a basic agreement under which Mitsubishi UFJ NICOS will transfer its installment credit sales business, automobile loan business and automobile leasing business to JACCS on April 1, 2008. At the same time, MUFG, together with BTMU and Mitsubishi UFJ NICOS, have agreed to form a business alliance with JACCS with respect to credit card related operations, settlement operations, installment credit sales and housing loans.

In addition, JACCS and BTMU signed a basic agreement under which BTMU will acquire additional common shares of JACCS by March 31, 2008, in order to strengthen the relationship and to further stabilize its financial base. As a result, it is expected that JACCS will become an equity method investee of BTMU with approximately 20% ownership of JACCS.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Adoption of Stock-Based Compensation Plan

MUFG, BTMU and MUTB elected to introduce a stock-based compensation plan for directors, corporate auditors and executive officers and obtained the necessary shareholder approval at their respective ordinary general meetings held on June 28, 2007 at MUFG and on June 27, 2007 at BTMU and MUTB, while abolishing retirement gratuities program for these officers. Under the stock-based compensation plan, their directors, corporate auditors and executive officers will be offered stock options to acquire common stocks of MUFG. The exercise price will be set at ¥1 per share. In the event of a stock split of MUFG’s common stocks on September 30, 2007, the number of MUFG’s common stocks to be acquired upon the exercise of a stock option will be adjusted.

Agreement to Make Mitsubishi UFJ NICOS a Wholly-Owned Subsidiary

On September 20, 2007, MUFG and Mitsubishi UFJ NICOS entered into a basic agreement under which MUFG will (1) directly invest ¥120 billion in Mitsubishi UFJ NICOS to acquire common shares of Mitsubishi UFJ NICOS on November 6, 2007, with approximately 75% ownership of Mitsubishi UFJ NICOS held by the MUFG Group, and (2) make Mitsubishi UFJ NICOS a wholly-owned subsidiary through a share exchange on August 1, 2008. The objectives of investment and share exchange are to strengthen the financial base of Mitsubishi UFJ NICOS, clarify the status of Mitsubishi UFJ NICOS as a core company in the MUFG Group, utilize its financial resources effectively, and develop a new credit business strategy due to the changing business environment for consumer finance companies in Japan.

Investment Unit Reduction through Stock Split and Adoption of Unit Share System

MUFG will reduce the minimum investment unit of its common stocks to one-tenth of the current unit effective as of September 30, 2007 through (a) a stock split of common and preferred stocks where each common and preferred stocks will be split into 1,000 common and preferred stocks, respectively, and (b) an adoption of a unit share system under which minimum investment unit will be comprised of 100 common stocks.

The stock split and adoption of unit share system (including required amendment to MUFG’s Articles of Incorporation) was approved at MUFG’s board of directors’ and shareholders’ meeting on May 23, 2007 and June 28, 2007, respectively. The stock split and adoption of unit share system will be effective as of September 30, 2007.

In relation to MUFG’s ADRs which are traded on the New York Stock Exchange, MUFG will change the ratio of the ADRs in relation to the underlying shares of MUFG’s common stock as follows:

•	Ratio before change: 1,000 ADR = 1 common share

•	Ratio after change: 1,000 ADR = 1,000 common shares (1:1)

•	Record date: Friday, September 28, 2007 (U.S. Eastern Standard Time)

•	First trading date after change: Monday, October 1, 2007 (U.S. Eastern Standard Time)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Concluded)

The stock split will require restatement of all historical shares and per share data when the stock split becomes effective. Pro forma earnings per share on a post-split basis for the three years ended March 31, 2007 would be as follows:

	2005	2006	2007
		(In Yen)
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle:
As reported	¥62,637.96	¥19,398.62	¥29,944.47
Pro forma (unaudited)	62.64	19.40	29.94
Basic earnings per common share—net income available to common shareholders:
As reported	62,717.21	19,313.78	29,863.20
Pro forma (unaudited)	62.72	19.31	29.86
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle:
As reported	62,397.57	19,036.71	29,763.44
Pro forma (unaudited)	62.40	19.04	29.76
Diluted earnings per common share—net income available to common shareholders:
As reported	62,476.76	18,951.87	29,682.17
Pro forma (unaudited)	62.48	18.95	29.68

* * * * *

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ NOBUO KUROYANAGI
Name:	Nobuo Kuroyanagi
Title:	President and Chief Executive Officer

Date: September 21, 2007

EXHIBIT INDEX

Exhibit		Description
1	(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 28, 2007. (English Translation)

1	(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006. (English Translation)*

1	(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 31, 2006. (English Translation)*

1	(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006. (English Translation)*

2	(a)	Form of stock certificates.*

2	(b)	Form of American Depositary Receipt.*

2	(c)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York and the holders from time to time of American Depositary Receipts issued thereunder.*

4	(a)	Integration Agreement, dated February 18, 2005, and the amendment thereto, dated April 20, 2005, among Mitsubishi Tokyo Financial Group, Inc., The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities Co., Ltd., UFJ Holdings, Inc., UFJ Bank Limited, UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd. (English Translation)**

4	(b)	Merger Agreement, dated April 20, 2005, between Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings, Inc. (English Translation)***

4	(c)	Share Exchange Agreement, dated March 28, 2007, between Mitsubishi UFJ Financial Group, Inc., and Mitsubishi UFJ Securities Co, Ltd. (English Translation)****

8		Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11		Ethical framework and code of conduct, compliance rules, compliance manual of Mitsubishi UFJ Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)

12		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15		Consent of Auditors.

*	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 28, 2006.
**	Incorporated by reference to Annex A to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-123136).
***	Incorporated by reference to Annex B to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-123136).
****	Incorporated by reference to Annex A to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-138106).