Form 20-F
period 2008-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2008-09-19
CIK 67088

As filed with the Securities and Exchange Commission on September 19, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

Takeaki Ishii, +81-3-3240-8111, +81-3-3240-7520, address is same as above

(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, without par value	New York Stock Exchange (1)
American depositary shares, each of which represents one share of common stock	New York Stock Exchange

(1)	The listing of the registrant’s common stock on the New York Stock Exchange is for technical purposes only and without trading privileges.

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

At March 31, 2008, (1) 10,861,643,790 shares of common stock (including 503,153,835 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock), (2) 100,000,000 shares of first series of class 3 preferred stock, (3) 17,700,000 shares of class 8 preferred stock, (4) 1,000 share of class 11 preferred stock, (5) 33,700,000 shares of class 12 preferred stock were issued.

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

When we refer in this Annual Report to “MUFG,” “we,” “us,” “our” and the “Group,” we generally mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries, but from time to time as the context requires, we mean Mitsubishi UFJ Financial Group, Inc. as an individual legal entity. Similarly, references to “MTFG” and “UFJ Holdings” are to Mitsubishi Tokyo Financial Group, Inc. and to UFJ Holdings, Inc., respectively, as well as to MTFG and UFJ Holdings and their respective consolidated subsidiaries, as the context requires. Unless the context otherwise requires, references in this Annual Report to the financial results or business of the “UFJ group” refer to those of UFJ Holdings and its consolidated subsidiaries. In addition, our “major banking subsidiaries” refers to The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation. References in this Annual Report to “yen” or “¥” are to Japanese yen and references to “US dollars,” “US dollar,” “dollars,” “US$” or “$” are to United States dollars. Our fiscal year ends on March 31 of each year. References to years not specified as being fiscal years are to calendar years.

We usually hold the ordinary general meeting of shareholders of Mitsubishi UFJ Financial Group, Inc. in June of each year in Tokyo.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with or submitted to the US Securities and Exchange Commission, or SEC, including this Annual Report, and other reports to shareholders and other communications.

The US Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. We rely on this safe harbor in making these forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, business plan, targets, belief or current expectations or the current belief or current expectations of our management with respect to our results of operations and financial condition, including, among other matters, our problem loans and loan losses. In many, but not all cases, we use words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk” and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are aimed, anticipated, believed, estimated, expected, intended or planned, or otherwise stated.

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

A.    Selected Financial Data

The selected statement of operations data and selected balance sheet data set forth below have been derived from our audited consolidated financial statements. On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, merged with UFJ Holdings, Inc., or UFJ Holdings, with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc., or MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, numbers as of and for the fiscal years ended March 31, 2004 and 2005 reflect the financial position and results of MTFG and its subsidiaries only. Numbers as of March 31, 2006 reflect the financial position of MUFG while numbers for the fiscal year ended March 31, 2006 comprised the results of MTFG and its subsidiaries for the six months ended September 30, 2005 and the results of MUFG from October 1, 2005 to March 31, 2006. Numbers as of and for the fiscal years ended March 31, 2007 and 2008 reflect the financial position and results of MUFG. See note 2 to our consolidated financial statements for more information.

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

	Fiscal years ended March 31,
	2004		2005		2006		2007		2008
	(in millions, except per share data and number of shares)
Statement of operations data:
Interest income	¥1,417,902		¥1,438,701		¥2,530,682		¥3,915,729		¥4,366,811
Interest expense	425,162		469,606		882,069		1,585,963		2,087,094

Net interest income	992,740		969,095		1,648,613		2,329,766		2,279,717
Provision (credit) for credit losses	(114,364)		108,338		110,167		358,603		385,740

Net interest income after provision (credit) for credit losses	1,107,104		860,757		1,538,446		1,971,163		1,893,977
Non-interest income	1,298,665		986,810		1,067,352		1,947,936		1,778,114
Non-interest expense	1,229,405		1,129,173		2,076,125		2,784,168		3,659,736

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	1,176,364		718,394		529,673		1,134,931		12,355
Income tax expense	355,308		303,755		165,473		552,826		553,045

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	821,056		414,639		364,200		582,105		(540,690)
Income (loss) from discontinued operations—net	1,946		1,493		8,973		(817)		(1,746)
Cumulative effect of a change in accounting principle, net of tax(1)	—		(977)		(9,662)		—		—

Net income (loss)	¥823,002		¥415,155		¥363,511		¥581,288		¥(542,436)

Net income (loss) available to common shareholders	¥815,021		¥408,318		¥156,842		¥300,227		¥(557,014)

Amounts per share(2):
Basic earnings (loss) per common share—income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥128.04		¥62.64		¥19.40		¥29.94		¥(53.88)
Basic earnings (loss) per common share—net income (loss) available to common shareholders	128.35		62.72		19.31		29.86		(54.05)
Diluted earnings (loss) per common share—income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	124.74		62.40		19.04		29.76		(53.88)
Diluted earnings (loss) per common share—net income (loss) available to common shareholders	125.03		62.48		18.95		29.68		(54.05)
Number of shares used to calculate basic earnings (loss) per common share (in thousands)	6,350,009		6,510,461		8,120,732		10,053,408		10,305,911
Number of shares used to calculate diluted earnings (loss) per common share (in thousands)	6,516,575	(3)	6,516,375	(3)	8,120,733	(4)	10,053,409	(4)	10,305,911
Cash dividends per share declared during the fiscal year:
— Common share	¥4.00		¥6.00		¥9.00		¥9.00		¥13.00
	$0.03		$0.06		$0.08		$0.08		$0.11
— Preferred share (Class 1)	¥82.50		¥82.50		¥41.25		—		—
	$0.73		$0.77		$0.37		—		—
— Preferred share (Class 2)	¥16.20		¥8.10		—		—		—
	$0.14		$0.07		—		—		—
— Preferred share (Class 3)	—		—		¥37.07		¥60.00		¥60.00
	—		—		$0.31		$0.52		$0.51
— Preferred share (Class 8)	—		—		—		¥23.85		¥15.90
	—		—		—		$0.21		$0.14
— Preferred share (Class 9)	—		—		—		¥18.60		—
	—		—		—		$0.16		—
— Preferred share (Class 10)	—		—		—		¥19.40		—
	—		—		—		$0.17		—
— Preferred share (Class 11)	—		—		—		¥7.95		¥5.30
	—		—		—		$0.07		$0.05
— Preferred share (Class 12)	—		—		—		¥17.25		¥11.50
	—		—		—		$0.15		$0.10

	At March 31,
	2004	2005	2006	2007	2008
	(in millions)
Balance sheet data:
Total assets	¥103,699,099	¥108,422,100	¥186,219,447	¥186,202,911	¥190,731,786
Loans, net of allowance for credit losses	47,469,598	50,164,144	94,494,608	94,210,391	97,867,139
Total liabilities	99,854,128	104,049,003	176,551,294	175,769,599	182,241,671
Deposits	69,854,507	71,143,099	126,639,931	126,587,009	129,240,128
Long-term debt	5,659,877	5,981,747	13,889,525	14,389,930	13,675,250
Total shareholders’ equity	3,844,971	4,373,097	9,668,153	10,433,312	8,490,115
Capital stock(5)	1,084,708	1,084,708	1,084,708	1,084,708	1,084,708

	Fiscal years ended March 31,
	2004	2005	2006	2007		2008
	(in millions, except percentages)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Other financial data:
Average balances:
Interest-earning assets	¥90,653,495	¥99,282,143	¥135,385,329	¥168,767,341		¥172,467,323
Interest-bearing liabilities	84,860,252	92,226,818	118,120,185	146,796,013		156,151,982
Total assets	102,827,850	110,829,406	159,347,769	185,683,033		194,066,264
Total shareholders’ equity	3,289,783	3,880,044	7,106,910	9,823,404		9,957,382

	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Return on equity and assets:
Net income (loss) available to common shareholders as a percentage of total average assets	0.79%	0.37%	0.10%	0.16%		(0.29)%
Net income (loss) available to common shareholders as a percentage of total average shareholders’ equity	24.77%	10.52%	2.21%	3.06%		(5.59)%
Dividends per common share as a percentage of basic earnings per common share	3.12%	9.57%	46.60%	30.14%		— (6)
Total average shareholders’ equity as a percentage of total average assets	3.20%	3.50%	4.46%	5.29%		5.13%
Net interest income as a percentage of total average interest-earning assets	1.10%	0.98%	1.22%	1.38%		1.32%
Credit quality data:
Allowance for credit losses	¥888,120	¥739,872	¥1,012,227	¥1,112,453		¥1,134,940
Allowance for credit losses as a percentage of loans	1.84%	1.45%	1.06%	1.17%		1.15%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥1,730,993	¥1,285,204	¥2,044,678	¥1,699,500		¥1,679,672
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	3.58%	2.52%	2.14%	1.78%		1.70%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	51.31%	57.57%	49.51%	65.46%		67.57%
Net loan charge-offs	¥336,876	¥260,622	¥136,135	¥262,695		¥355,892

	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Net loan charge-offs as a percentage of average loans	0.69%	0.51%	0.19%	0.27%		0.37%
Average interest rate spread	1.06%	0.94%	1.12%	1.24%		1.19%
Risk-adjusted capital ratio calculated under Japanese GAAP(7)	12.95%	11.76%	12.20%	12.54	%(8)	11.19%

Notes:

(1)	Effective April 1, 2004, we adopted Financial Accounting Standards Board Interpretation, or FIN, No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” Effective March 31, 2006, we adopted FIN No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.”
(2)	Effective September 30, 2007, MUFG split its common and preferred stock whereby each common and preferred share was split into 1,000 common and preferred shares. As a result, amounts per share have been retroactively adjusted.
(3)	Includes the common shares potentially issuable by conversion of the Class 2 Preferred Stock.
(4)	Includes the common shares potentially issuable by conversion of the Class 11 Preferred Stock.
(5)	Amounts include common shares and convertible Class 2 Preferred Stock. Redeemable Class 1 and Class 3 Preferred Stock are excluded.
(6)	Percentages of basic loss per common share have not been presented because such information is not meaningful.
(7)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.
(8)	Risk-adjusted capital ratio at March 31, 2007 has been restated from 12.59% to 12.54%.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per US$1.00. On September 17, 2008, the noon buying rate was US$1.00 equals ¥104.71 and the inverse noon buying rate was ¥100 equals US$0.96.

	Year 2008
	March	April	May	June	July	August	September(1)
High	103.99	104.56	105.52	108.29	108.19	110.48	108.85
Low	96.88	100.87	103.01	104.41	104.64	107.59	104.71

(1)	Period from September 1, 2008 to September 17, 2008.

	Fiscal years ended March 31,
	2004	2005	2006	2007	2008
Average (of month-end rates)	¥112.75	¥107.28	¥113.67	¥116.55	¥113.61

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

Risks Related to Our Business

We have experienced and may continue to experience difficulty integrating our IT system and other aspects of our operations with those of the UFJ group and, as a result, may have difficulty achieving the benefits expected from the integration.

Since our merger with UFJ Holdings, which was completed in October 2005, we have been implementing a business integration plan that is complex, time-consuming and costly. Achieving the targeted revenue synergies and cost savings is dependent on the successful implementation of the integration plan. We may not succeed in addressing the risks or other problems encountered in the ongoing integration process. In particular, as part of our integration process, we are currently undertaking a significant project to fully integrate the IT systems of the merged commercial bank subsidiaries and the merged trust bank subsidiaries, respectively. The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, commenced the integration of the two systems into a new common IT system in the first half of calendar year 2008 and has since encountered some system problems. These and other problems in the ongoing integration process may cause us to incur significant additional costs, preventing us from achieving the previously announced cost reduction targets as scheduled. Those problems could also severely damage our reputation. In addition, previously expected revenue synergies may not materialize in the expected time period if we fail to address any problems that arise in the ongoing integration process. If we are unable to resolve smoothly any problems that arise in the ongoing integration process, our business, results of operations, financial condition and stock price may be materially and adversely affected.

If the goodwill recorded in connection with our recent acquisitions, including the merger with UFJ Holdings, becomes impaired, we may be required to record impairment charges, which may adversely affect our financial results and the price of our securities.

In accordance with US GAAP, we have accounted for our recent acquisitions, including the merger with UFJ Holdings and the acquisition of additional shares in kabu.com Securities Co., Ltd., using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value and then comparing it against the carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the fair value of the reporting unit as of the test date against the fair value of the assets and liabilities of that reporting unit as of the same date.

The recent global financial market instability led to the decline in our market capitalization and negatively affected the fair value of our reporting units for purposes of our periodic testing of goodwill for impairment. As a result, we recorded a significant amount of impairment of goodwill in the fiscal year ended March 31, 2008. As of March 31, 2008, we recorded goodwill of ¥1,074.1 billion. The amount of goodwill is expected to increase as a result of our acquisition of additional common shares of Mitsubishi UFJ NICOS in August 2008 and our expected acquisition of additional common shares of UnionBanCal Corporation, or UNBC, through our tender offer that is scheduled to expire on September 26, 2008, unless extended, and the planned subsequent merger. We may be required to record additional impairment charges relating to goodwill in future periods if the fair value of any of our reporting units declines below the fair value of related assets net of liabilities. Any additional impairment charges will negatively affect our financial results, and the price of our securities could be adversely affected. For a detailed discussion of the goodwill recorded and our periodic testing of goodwill for impairment, see “Item 5. Operating and Financial Review and Prospects— Critical Accounting Estimates—Accounting for Goodwill and Intangible Assets” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition—Goodwill.”

We may suffer additional credit-related losses in the future due to problem loans.

When we loan money or commit to loan money, we incur credit risk, or the risk of losses if our borrowers do not repay their loans. We may incur credit losses or have to provide for additional allowance for credit losses if:

•	large borrowers become insolvent or must be restructured;

•	domestic or global economic conditions, either generally or in particular industries in which large borrowers operate, deteriorate;

•	the value of the collateral we hold, such as real estate or securities, declines; or

•	we are adversely affected by other factors to an extent that is worse than anticipated.

If actual loan losses are higher than currently expected, the current allowances for credit losses will be insufficient. Our allowance for credit losses in our loan portfolio is based on evaluations, assumptions and estimates about customers, the value of collateral we hold and the economy as a whole. Our loan losses could prove to be materially different from the estimates and could materially exceed these allowances. In addition, the standards for establishing allowances change, causing us to change some of the evaluations, assumptions and estimates used in determining the allowances. As a result, we may need to provide for additional allowances for credit losses.

Credit losses may also increase if we elect, or are forced by economic or other considerations, to sell or write off our problem loans at a larger discount, in a larger amount or in a different time or manner than we may otherwise want. We may not be able to realize the value of the collateral we hold or enforce our rights against defaulting customers because of the difficulty of foreclosing on collateral in Japan, the illiquidity of and depressed values in the Japanese real estate market, and other reasons.

In addition, we may provide additional loans, equity capital or other forms of support to troubled borrowers in order to facilitate their restructuring and revitalization efforts. We may forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructuring. These practices may substantially increase our exposure to troubled borrowers and increase our losses. An increase in loan losses would adversely affect our results of operations, weaken our financial condition and erode our capital base.

We may be adversely affected if economic conditions in Japan or elsewhere worsen.

Our performance is affected by general economic conditions of the countries in which we operate, particularly Japan where we primarily conduct our business. General economic conditions that could affect us include interest rates, inflation, investor sentiment, the availability and cost of credit, the liquidity of the global financial markets, the level and volatility of debt and equity capital markets, and raw material prices. Any of these economic conditions, currently existing or occurring in the future, may adversely affect our financial condition and results of operations. For a discussion of the current economic environment in Japan and certain other countries, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”

If the Japanese stock market declines in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

We hold large amounts of marketable equity securities, of which a significant portion are securities of Japanese issuers. The market values of these securities are inherently volatile. We have experienced impairment losses on our marketable equity securities in the fiscal year ended March 31, 2008 as a result of a decline in Japanese stock prices, and we may incur additional losses on our securities portfolio if the Japanese stock market further declines in the future. Material declines in the Japanese stock market may also materially adversely affect our capital ratios. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.”

Our results of operations may be negatively affected by the recent global financial instability triggered by disruptions in the residential mortgage market in the United States.

The recent credit market instability initially triggered by disruptions in the residential mortgage market in the United States resulting from concerns with increased defaults of higher risk mortgages to lower income households may adversely affect our loan and investment portfolios, which includes securitization products such as asset-backed securities. For example, some of our investment securities may need to be marked at a significantly lower price because a market price for those securities is depressed or not properly quoted. We may also be affected by credit market deterioration caused by defaults on these higher risk residential mortgages. Specifically, the availability of credit may become limited, causing some of our counterparties to default, or some of our credit derivative transactions to be negatively affected. For example, Lehman Brothers Holdings Inc. filed a petition under Chapter 11 of the US Bankruptcy Code on September 15, 2008, as a result of which we expect an adverse impact of approximately ¥20 to ¥30 billion on our income from continuing operations before income tax expense for the fiscal year ending March 31, 2009. Moreover, the negative developments in the US credit markets may cause significant fluctuations in stock markets globally and foreign currency exchange rates, which in turn may affect our results of operation. If credit market conditions continue to deteriorate, our capital funding structure may need to be adjusted, our funding costs may increase, or our credit-related losses may increase, all of which could have a material impact on our financial results and financial condition.

The valuation of certain financial instruments relies on quoted market prices that may fluctuate significantly.

A substantial portion of the assets on our balance sheet comprises financial instruments that we carry at fair value. Generally, in order to establish the fair value of these instruments, we rely on quoted market prices. If the value of a financial instrument carried at fair value declines, a corresponding write-down may be recognized in our income statement. As the global financial markets became unstable following concerns of increased defaults of higher risk mortgages in the United States, there have been increasing circumstances where quoted market prices for securities became significantly depressed or were not properly quoted. Significant fluctuations in the market or disfunctionalities in the market could have a significant adverse effect on the fair value of the financial instruments that we hold.

Our business may be adversely affected by negative developments with respect to other financial institutions, both directly and through the effect they may have on the overall banking environment and on their borrowers.

Some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, have experienced declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. For example, the recent deterioration of the asset-backed securitization products market and residential mortgage market in the United States resulted in Lehman Brothers Holdings Inc. filing a petition under Chapter 11 of the US Bankruptcy Code. Other banks, securities companies, insurance companies and other financial institutions, especially US institutions, continue to be under significant pressure due to declining asset quality as a result of recent deterioration of the global financial markets. These developments are expected to adversely affect our financial results for the fiscal year ending March 31, 2009. Other financial difficulties relating to financial institutions could adversely affect us because:

•

we have extended loans, some of which may need to be classified as nonaccrual and restructured loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries;

•	we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries;

•	we may be requested to participate in providing assistance to support distressed financial institutions that are not our consolidated subsidiaries;

•

the government may elect to provide regulatory, tax, funding or other benefits to those financial institutions to strengthen their capital, facilitate their sale or otherwise, which in turn may increase their competitiveness against us;

•	deposit insurance premiums could rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government support or control of financial institutions could generally undermine confidence in financial institutions or adversely affect the overall banking environment;

•

negative media coverage of the financial industry, regardless of its accuracy and applicability to us, could affect customer or investor sentiment, harm our reputation and have a materially adverse effect on our business or the price of our securities;

•	new regulations may be adopted to prevent future difficulties of financial institutions, which could increase our short term costs; and

•

we could be perceived to be facing the same issues as other financial institutions that hold assets with no market liquidity or with significantly depressed values as a result of the significantly negative views about the financial services industry in general.

Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond and financial derivative portfolios, problem loans and results of operations.

We hold a significant amount of Japanese government bonds and foreign bonds, including US Treasury bonds. We also hold a large financial derivative portfolio, consisting primarily of interest-rate futures, swaps and options, for our asset liability management. An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may negatively affect the value of our bond portfolio and reduce the so called “spread,” which is the difference between the rate of interest earned and the rate of interest paid. In addition, an increase in relevant interest rates may increase losses on our derivative portfolio and increase our problem loans as some of our borrowers may not be able to meet the increased interest payment requirements, thereby adversely affecting our results of operations and financial condition. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

Our trading and investment activities as well as our international operations expose us to interest rate, exchange rate and other risks.

We undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. We also have significant business operations abroad, including operations of UNBC, in the United States and elsewhere. Our income from these activities as well as our foreign assets and liabilities resulting from our international operations are subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:

•

increases in interest rates may have an adverse effect on the value of our fixed income securities portfolio, as discussed in “—Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond and financial derivatives portfolios, problem loans and results of operations” above; and

•

fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our financial condition, including our capital ratios, to the extent that our foreign currency denominated assets and liabilities are not matched in the same currency or appropriately hedged, and will create foreign currency translation gains or losses, as described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Effect of the Change in Exchange Rates on Foreign Currency Translation.”

In addition, downgrades of the credit ratings of some of the securities in our portfolio could negatively affect our results of operations. Our trading and investment activities in financial instruments may also be adversely affected by regulatory measures taken by government agencies, such as the SEC measures taken recently to limit certain types of shortselling in securities. Our results of operations and financial condition are exposed to the risks of loss associated with these activities. For a discussion of our investment portfolio and related risks see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition—Investment Portfolio” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency of Japan. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from the relevant entity’s financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP. Our subsidiaries in California, UNBC and Union Bank of California, N.A. are subject to similar US capital adequacy guidelines. We or our banking subsidiaries may be unable to continue to satisfy the capital adequacy requirements because of:

•

increases in credit risk assets and expected losses we or our banking subsidiaries may incur due to fluctuations in our or our banking subsidiaries’ loan and securities portfolios as a result of deteriorations in the credit of our borrowers and the issuers of equity and debt securities;

•	increases in credit costs we or our banking subsidiaries may incur as we or our banking subsidiaries dispose of problem loans or as a result of deteriorations in the credit of our borrowers;

•	declines in the value of our or our banking subsidiaries’ securities portfolio;

•

changes in the capital ratio requirements or in the guidelines regarding the calculation of bank holding companies’ or banks’ capital ratios or changes in the regulatory capital requirements for securities firms;

•	a reduction in the value of our or our banking subsidiaries’ deferred tax assets;

•	adverse changes in foreign currency exchange rates; and

•	other adverse developments discussed in these risk factors.

Our capital ratios may also be adversely affected if we or our banking subsidiaries fail to refinance our subordinated debt obligations with equally subordinated debt. As of March 31, 2008, subordinated debt accounted for approximately 29.8% of our total regulatory capital, 31.2% of BTMU’s total regulatory capital, and 21.4% of total regulatory capital of Mitsubishi UFJ Trust and Banking, or MUTB, in each case, as calculated under Japanese GAAP. The failure to refinance these subordinated debt obligations with equally subordinated debt may reduce our total regulatory capital and, as a result, negatively affect our capital ratios.

If our capital ratios fall below required levels, the Financial Services Agency could require us to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our business operations. For a discussion of our capital ratios and the related regulatory guidelines, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Adequacy.”

We may have difficulty achieving the benefits expected from the recently completed and planned mergers and other business combinations.

In line with our ongoing strategic effort to create a leading comprehensive financial group that offers a broad range of financial products and services, we have recently completed and are planning to complete mergers and other business combinations, including transactions with some of our subsidiaries and equity-method investees. For example, on August 29, 2008, BTMU commenced a tender offer to acquire all of the shares of UNBC’s common stock not owned by us. On September 16, 2008, we commenced a tender offer to acquire additional common shares of ACOM Co., Ltd. We also review opportunities to pursue new acquisitions or business combinations regularly.

If a planned merger or business combination fails, we may be subject to various material risks. For example, our growth strategies in Japan and globally may not be implemented as planned. In addition, the price of our stock may decline to the extent that the current market price reflects a market assumption that any pending transaction will be completed. Furthermore, our costs related to any planned transaction, including legal, accounting and certain financial adviser fees, must be paid even if the transaction is not completed. Our reputation may also be harmed due to our failure to complete an announced transaction. Even after a transaction is completed, there are various risks that could adversely affect our ability to achieve our business objectives, including:

•

The growth opportunities and other expected benefits of these business combinations or acquisitions may not be realized in the expected time period and unanticipated problems could arise in the integration process, including unanticipated expenses related to the integration process as well as delays or other difficulties in coordinating, consolidating and integrating personnel, information and management systems, and customer products and services;

•

We may be unable to cross-sell our products and services as effectively as anticipated and we may lose customers and business as some of the operations are reorganized, consolidated with other businesses and, in some cases, rebranded;

•	We may have difficulty in coordinating the operations of our subsidiaries and affiliates as planned due to legal restrictions, internal conflict or market resistance;

•	The diversion of management and key employees’ attention may detract from our ability to increase revenues and minimize costs; and

•	We may encounter difficulties in penetrating certain markets due to adverse reactions to our newly acquired ownership in, or closer affiliation with, other financial institutions or businesses.

Any of the foregoing and other risks may adversely affect our business, results of operations, financial condition and stock price. For a more detailed discussion of recently completed and planned mergers and other business combinations involving our subsidiaries and affiliates, see “Item 4.B. Information on the Company—Business Overview” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Any adverse changes in UNBC’s business could significantly affect our results of operations.

UNBC contributes to a significant portion of our net income. Any adverse change in the business or operations of UNBC could significantly affect our results of operations. Factors that could negatively affect UNBC’s results include adverse economic conditions in California, including the downturn in the real estate and housing industries in California, substantial competition in the California banking market, uncertainty over the US economy due to deteriorating credit markets in the United States, the threat of terrorist attacks, fluctuating oil prices and rising interest rates, negative trends in debt ratings, and additional costs and other adverse consequences which may arise from enterprise-wide compliance, or failure to comply, with applicable laws and regulations such as the US Bank Secrecy Act and related amendments under the USA PATRIOT Act. We will be more significantly impaired by any adverse developments at UNBC if we are able to successfully acquire the shares for which we have launched a tender offer and complete the planned second-step merger after the tender offer.

We are exposed to new or increased risks as we expand the range of our products and services and the geographic scope of our business.

As we expand the range of our products and services beyond our traditional banking and trust businesses and as the sophistication of financial products and management systems grows, we will be exposed to new and increasingly complex risks. We may have only limited experience with the risks related to the expanded range of these products and services. As a result, we may not be able to foresee certain risks, and new products and services we introduce may not gain acceptance among customers. Moreover, some of the activities that our subsidiaries are expected to engage in, such as derivatives and foreign currency trading, present substantial risks. As we expand the geographic scope of our business, we will also be exposed to risks that are unique to particular jurisdictions or markets. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. As a result, we are subject to substantial market, credit and other risks in relation to the expanding scope of our products, services and trading activities or expanding our business beyond our traditional markets, which could result in us incurring substantial losses. In addition, our efforts to offer new services and products or penetrate new markets may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. For a detailed discussion of our risk management systems, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Changes in the business environment for consumer finance companies in Japan have adversely affected our recent financial results, and may further adversely affect our future financial results.

We have a large loan portfolio to the consumer lending industry as well as large shareholdings of consumer finance companies. The Japanese government has been implementing regulatory reforms affecting the consumer lending industry in recent years. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Law Concerning Acceptance of Investment, Cash, Deposit and Interest Rate, etc., which is currently 29.2% per annum, to 20% per annum. The reduction in the maximum permissible interest rate will be implemented before mid-2010. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel, or has already compelled, lending institutions to lower the interest rates they charge borrowers.

Currently, consumer finance companies are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law, provided that they satisfy certain conditions set forth in the Law Concerning Lending Business. Accordingly, MUFG’s consumer finance subsidiaries and equity-method investees offer loans at interest rates above the Interest Rate Restriction Law. As a result of recent decisions by the Supreme Court of Japan, consumer finance companies experienced a significant increase in borrowers’ claims for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law. New regulations that are scheduled to be effective before mid-2010 may also have a negative impact on the business of consumer finance companies as those new regulations are expected to require, among other things, consumer finance companies to review the repayment capability of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers.

These and other related developments have adversely affected, and may further adversely affect, the operations and financial condition of our subsidiaries and borrowers which are engaged in consumer lending, which in turn may affect the value of our related shareholdings and loan portfolio. For example, there may be increases in the allowance for repayment of excess interest at our consumer finance subsidiaries. Additionally, these developments may have indirect negative financial consequences for us, such as a change in our tax circumstances or an increase in our valuation allowance for deferred tax assets as a result of a decline in the estimated future taxable income of our consumer finance subsidiaries and may negatively affect market perception of our consumer lending operations, thereby adversely affecting the future financial results.

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

The Financial Services Agency of Japan and regulatory authorities in the United States and elsewhere also have the authority to conduct, at any time, inspections to review banks’ accounts, including those of our banking subsidiaries. Some of our other financial services businesses, such as our securities business, are also subject to regulations set by, and inspections conducted by, various self-regulatory organizations, such as the National Securities Dealers Association in the United States. In recent years, we have been subject to several regulatory actions by, among others, the Financial Services Agency of Japan, the Securities and Exchange Surveillance Commission of Japan and various US banking regulators.

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

Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally.

In recent years, the Japanese financial system has been increasingly deregulated and barriers to competition have been reduced. The privatization of the Japanese postal savings system and the establishment of the Japan Post Bank Co., Ltd. in October 2007, as well as the planned privatization of certain governmental financial institutions, could also substantially increase competition within the financial services industry. In addition, there has been significant consolidation and convergence among financial institutions domestically and globally, and this trend may continue in the future and further increase competition in the market. A number of large commercial banks and other broad-based financial services firms have merged or formed strategic alliances with other financial institutions both in Japan and overseas. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition—Japan.”

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

There have been many cases where personal information and records in the possession of corporations and institutions were leaked or improperly accessed. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. As an institution in possession of personal information, we are required to treat personal and other confidential information as required by the Personal Information Protection Act of Japan. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Personal Information Protection Act. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

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

Damage to our reputation could harm our business.

We are one of the largest and most influential financial institutions in Japan by virtue of our market share and the size of our operations and customer base. Our reputation is critical in maintaining our relationships with clients, investors, regulators and the general public. Our reputation could be damaged by numerous causes, including, among others, system troubles, employee misconduct, failure to properly address potential conflicts of interest, litigation, compliance failures, the activities of customers and counterparties over which we have limited or no control, and exacting scrutiny from regulatory authorities and customers regarding our trade practices and potential abuses of our dominant bargaining position in our dealings with customers. If we are unable to prevent or properly address these causes, we could lose existing or prospective customers and investors, in which case our business, financial condition and results of operations could be materially and adversely affected.

We are exposed to substantial credit and market risks in Asia, Latin America and other regions.

We are active in Asia, Latin America and other regions through a network of branches and subsidiaries and are thus exposed to a variety of credit and market risks associated with countries in these regions. A decline in the value of Asian, Latin American or other relevant currencies could adversely affect the creditworthiness of some of our borrowers in those regions. For example, the loans we have made to Asian, Latin American and other overseas borrowers and banks are often denominated in yen, US dollars or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these and related conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses.

In addition, we are active in other regions that expose us to risks similar to the risks described above and also risks specific to those regions, which may cause us to incur losses or suffer other adverse effects.

We may incur significant additional costs for implementing effective internal controls.

In order to operate as a global financial institution, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations. Moreover, under the US Sarbanes-Oxley Act of 2002, which applies by reason of our status as an SEC reporting company, we are required to establish internal control over our financial reporting, and our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal control is effective. Our independent auditors must also conduct an audit to evaluate and then render an opinion on the effectiveness of our internal control over financial reporting. We are also subject to regulations on internal control over financial reporting under Japanese law from the fiscal year ending March 31, 2009.

Designing and implementing an effective system of internal control capable of monitoring and managing our business and operations requires significant management and human resources and considerable costs. If we identify any material weaknesses in our internal control system, we may incur significant additional costs for remediating such weaknesses. In addition, if we adopt a new accounting system, we may be required to incur significant additional costs, which may materially adversely affect our financial condition and results of operations.

Transactions with counterparties in countries designated by the US Department of State as state sponsors of terrorism may lead some potential customers and investors in the US and other countries to avoid doing business with us or investing in our shares.

We, through our banking subsidiaries, engage in operations with entities in or affiliated with Iran and Syria, including transactions with entities owned or controlled by the Iranian or Syrian governments, and the banking subsidiary has a representative office in Iran. The US Department of State has designated Iran and Syria as “state sponsors of terrorism,” and US law generally prohibits US persons from doing business with such countries. Our activities with counterparties in or affiliated with Iran, Syria and other countries designated as state sponsors of terrorism are conducted in compliance in all material respects with both applicable Japanese and US regulations.

Our operations with entities in Iran consist primarily of loans to Iranian financial institutions in the form of financing for petroleum projects and trade financing for general commercial purposes, as well as letters of credit and foreign exchange services. In addition, our operations relating to Syria are primarily foreign exchange services. We do not believe our operations relating to Iran and Syria are material to our business, financial condition and results of operations, as the loans outstanding to borrowers in or affiliated with Iran and Syria as of March 31, 2008 were approximately $410.4 million and $0.2 million, respectively, which together represented less than 0.1% of our total assets as of March 31, 2008. In addition, we receive deposits or hold assets on behalf of several individuals resident in Japan who are citizens of countries designated as state sponsor of terrorism.

We are aware of initiatives by US governmental entities and US institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, depending on socio-political developments our reputation may suffer due to our association with these countries. The above circumstances could have a significant adverse effect on our business and financial condition.

Risks Related to Owning Our Shares

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

It may not be possible for investors to effect service of process within the United States upon us or our directors, corporate auditors or other management members, or to enforce against us or those persons judgments obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a joint stock company incorporated under the laws of Japan. Almost all of our directors, corporate auditors or other management members reside outside the United States. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for US investors to effect service of process within the United States upon us or these persons or to enforce, against us or these persons, judgments obtained in the US courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of US courts, of claims predicated solely upon the federal securities laws of the United States.

Risks Related to Owning Our ADSs

As a holder of ADSs, you have fewer rights than a shareholder and you must act through the depositary to exercise these rights.

The rights of our shareholders under Japanese law to take actions such as voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian, is the record holder of the shares underlying the American Depositary Shares, or ADSs, a holder of ADSs may not be entitled to the same rights as a shareholder. In your capacity as an ADS holder, you are not able to bring a derivative action, examine our accounting books and records or exercise appraisal rights, except through the depositary.

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

A.    History and Development of the Company

Mitsubishi UFJ Financial Group, Inc.

MUFG is a bank holding company incorporated as a joint stock company (kabushiki kaisha) under the Company Law of Japan. We are the holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, and Mitsubishi UFJ Securities Co., Ltd., or MUS and Mitsubishi UFJ NICOS Co., Ltd., or Mitsubishi UFJ NICOS.

On April 2, 2001, The Bank of Tokyo-Mitsubishi, Ltd., Mitsubishi Trust and Banking Corporation, or Mitsubishi Trust Bank, and Nippon Trust Bank Limited established MTFG to be a holding company for the three entities. Before that, each of the banks had been a publicly held company. On April 2, 2001, through a stock-for-stock exchange, they became wholly owned subsidiaries of MTFG, and the former shareholders of the three banks became shareholders of MTFG. Nippon Trust Bank Limited was later merged into Mitsubishi Trust Bank.

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

On July 1, 2005, MTFG made Mitsubishi Securities Co., Ltd. a directly held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank.

On June 29, 2005, the merger agreement between us and UFJ Holdings was approved at the general shareholders meetings of MTFG and UFJ Holdings. As the surviving entity, Mitsubishi Tokyo Financial Group, Inc. was renamed “Mitsubishi UFJ Financial Group, Inc.” The merger of the two bank holding companies was completed on October 1, 2005.

On September 30, 2007, MUS became a wholly owned subsidiary of MUFG through a share exchange transaction.

On August 1, 2008, Mitsubishi UFJ NICOS became a wholly owned subsidiary of MUFG through a share exchange transaction. On the same day, we entered into a share transfer agreement with The Norinchukin Bank, or Norinchukin, under which we sold some of our Mitsubishi UFJ NICOS common shares to Norinchukin. Currently, Mitsubishi UFJ NICOS is a consolidated subsidiary of MUFG.

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan, and our telephone number is 81-3-3240-8111.

For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

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

Bank of Tokyo-Mitsubishi was formed through the merger, on April 1, 1996, of The Mitsubishi Bank, Limited and The Bank of Tokyo, Ltd.

The origins of Mitsubishi Bank can be traced to the Mitsubishi Exchange Office, a money exchange house established in 1880 by Yataro Iwasaki, the founder of the Mitsubishi industrial, commercial and financial group. In 1895, the Mitsubishi Exchange Office was succeeded by the Banking Division of the Mitsubishi Goshi Kaisha, the holding company of the “Mitsubishi group” of companies. Mitsubishi Bank had been a principal bank to many of the Mitsubishi group companies but broadened its relationships to cover a wide range of Japanese industries, small and medium-sized companies and individuals.

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

Mitsubishi UFJ Trust and Banking Corporation

MUTB is a major trust bank in Japan, providing trust and banking services to meet the financing and investment needs of clients in Japan and the rest of Asia, as well as in the US and Europe. MUTB’s registered head office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan, and its telephone number is 81-3-3212-1211. MUTB is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law.

MUTB was formed on October 1, 2005 through the merger of Mitsubishi Trust and Banking Corporation, or Mitsubishi Trust Bank, and UFJ Trust Bank Limited. As the surviving entity, Mitsubishi Trust Bank was renamed “Mitsubishi UFJ Trust and Banking Corporation.”

Mitsubishi Trust Bank traces its history to The Mitsubishi Trust Company, Limited, which was founded by the leading members of the Mitsubishi group companies in 1927. The Japanese banking and financial industry was reconstructed after World War II and, in 1948, Mitsubishi Trust Bank was authorized to engage in the commercial banking business, in addition to its trust business, under the new name Asahi Trust & Banking Corporation. In 1952, the bank changed its name again, to “The Mitsubishi Trust and Banking Corporation.”

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

Mitsubishi UFJ Securities Co., Ltd.

MUS was formed through the merger between Mitsubishi Securities Co., Ltd. and UFJ Tsubasa Securities Co., Ltd. on October 1, 2005. As the surviving entity, Mitsubishi Securities was renamed “Mitsubishi UFJ Securities Co., Ltd.” MUS is a wholly owned subsidiary of MUFG. MUS’s registered head office is located at 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6317, Japan, and its telephone number is 81-3-6213-8500. MUS is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law.

MUS functions as the core of our securities and investment banking business, including underwriting and brokerage of securities, mergers and acquisitions, derivatives, corporate advisory and securitization operations. In addition to its own independent branches, MUS serves individual customers of BTMU and MUTB through a network of MUFG Plazas, which provide individual customers with one-stop access to services and products offered by MUS, BTMU and MUTB.

In the securities business, MUS offers its customers a wide range of investment products. The equity sales staff members provide services to clients ranging from individual investors to institutional investors in Japan and abroad. Through derivative products, MUS provides solutions to meet customers’ risk management needs. MUS also offers structured bonds utilizing various types of derivatives in response to customers’ investment needs. In the investment trust business, MUS provides its retail and corporate customers a wide variety of products. MUS also offers investment banking services in such areas as bond underwriting, equity underwriting, initial public offerings, support for IR activities, securitization of assets and mergers and acquisitions. MUS has research functions and provides in-depth company and strategy reports. To strengthen and enhance our global securities business network, MUS has major overseas subsidiaries in London, New York, Hong Kong, Singapore and Shanghai. In addition to these subsidiaries, MUS established a subsidiary in Mumbai and started its operations on April 1, 2008.

Mitsubishi UFJ NICOS Co., Ltd.

Mitsubishi UFJ NICOS is a major credit card company in Japan that issues credit cards, including those issued under the MUFG, NICOS, UFJ and DC brands, and provides a broad range of credit card and other related services for its card members in Japan. Mitsubishi UFJ NICOS is a consolidated subsidiary of MUFG. Mitsubishi UFJ NICOS’s registered head office is located at 33-5, Hongo 3-chome, Bunkyo-ku, Tokyo 113-8411, Japan, and its telephone number is 81-3-3811-3111. Mitsubishi UFJ NICOS is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law.

Mitsubishi UFJ NICOS was formed through the merger, on April 1, 2007, of UFJ NICOS Co., Ltd. and DC Card Co., Ltd. As the surviving entity, UFJ NICOS Co., Ltd. was renamed “Mitsubishi UFJ NICOS Co., Ltd.”

UFJ NICOS was formed through the merger, on October 1, 2005, of Nippon Shinpan Co., Ltd. and UFJ Card Co., Ltd. Originally founded in 1951 and listed on the Tokyo Stock Exchange in 1961, Nippon Shinpan was a leading company in the consumer credit business in Japan. Nippon Shinpan became a subsidiary of MUFG as a result of the merger with UFJ Card.

Prior to the merger between MTFG and UFJ Holdings in October 2005, DC Card was a subsidiary of MTFG while UFJ Card was a subsidiary of UFJ Holdings.

B.    Business Overview

We are one of the world’s largest and most diversified financial groups with total assets of over ¥190 trillion as of March 31, 2008. The Group is comprised of BTMU, MUTB, MUS and other subsidiaries and affiliates. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. The Group has the largest overseas network among the Japanese banks, comprised of offices and subsidiaries, including Union Bank of California, N.A., or UBOC, in more than 40 countries.

While maintaining the corporate cultures and core competencies of BTMU, MUTB, MUS, we, as the holding company, seek to work with them to find ways to:

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

MUFG Management Philosophy

MUFG’s management philosophy serves as the basic policy in conducting its business activities, and provides guidelines for all group activities. It is also the foundation for management decisions, including the formulation of management strategies and management plans, and serves as the core value for all employees. BTMU, MUTB and MUS adopted the MUFG’s management philosophy as their own respective management philosophy, and the entire group strives to comply with this philosophy. The details of the MUFG’s management philosophy are set forth below.

•	We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.

•	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.

•	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence.

•

We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner.

•

We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.

•	We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

We have declared our message to the world as “Quality for You,” with management’s emphasis on quality. “Quality for You” means that by providing high-quality services, we aspire to help improve the quality of the lives of individual customers, and the quality of each corporate customer. The “You” expresses the basic stance of MUFG that we seek to contribute not only to the development of our individual customers but also communities and society. We believe that delivering superior quality services, reliability, and global coverage will result in more profound and enduring contributions to society.

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

Deposits and retail asset management services.    We offer a full range of bank deposit products including a non-interest-bearing deposit account that is redeemable on demand and intended primarily for payment and settlement functions, and is fully insured without a maximum amount limitation. In July 2006, we raised interest rates on our ordinary deposits for the first time in almost four years from 0.001% per annum to 0.1% per annum and rates were increased again in February 2007 from 0.1% per annum to 0.2% per annum and have thus far remained unchanged. We raised interest rates on fixed term deposits in accordance with trends in market interest rates.

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

We create portfolios tailored to customer needs by combining savings instruments and investment products. We also provide a range of asset management and asset administration products as well as customized trust products for high net worth individuals, as well as advisory services relating to, among other things, the purchase and disposal of real estate and effective land utilization, and testamentary trusts.

Investment trusts.    We provide a varied line-up of products allowing our customers to choose products according to their investment needs through BTMU, MUTB and MUS as well as kabu.com Securities, which specializes in online financial services. In the fiscal year ended March 31, 2008, BTMU introduced a total of seven investment trusts. As of the end of March 2008, BTMU offered our clients a total of 94 investment trusts. Moreover, BTMU has placed significant importance on ensuring that aftercare is provided to all of our customers who have purchased our investment trust products.

Insurance.    Since the Japanese government lifted the prohibition against sales of annuity insurance products by banks in October 2002, we have been actively offering individual annuities in an effort to meet the needs of our customers as agents of insurance companies. Our current line-up of insurance products consists of investment-type individual annuities, foreign currency denominated insurance annuities and yen denominated fixed-amount annuity insurance. Additionally, since January 2005, we have been offering single premium term insurance. BTMU has been offering life, medical and cancer insurance since December 2007 and care insurance since April 2008. Since the regulatory changes in December 2007 eliminated the restrictions on over the counter sales of life insurance products by banks, BTMU has introduced seven varieties of life insurance products (four life insurance, two medical insurance and one cancer insurance products). Between December 31, 2007 and June 30, 2008, the number of branches through which BTMU offers insurance products increased from 173 to 319. Professional insurance sales representatives, called “ Insurance Planners,” have been assigned to each branch where these insurance products are sold in order to ensure that the branch accurately responds to our customers’ needs. MUTB also offers whole term life insurance and medical insurance at all of its branches.

Financial products intermediation services.    Our banking subsidiaries entered the securities industry following the lifting of the ban on securities intermediation by banks in Japan on December 1, 2004. We offer stocks including public offerings, foreign and domestic investment trusts, Japanese government bonds, foreign bonds and various other products through BTMU and MUTB with MUS, Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. and kabu.com Securities Co., Ltd. acting as agents. As of the end of March 31, 2008, BTMU employed approximately 500 employees seconded from MUS, of whom around 360 were assigned to branches in Japan as sales representatives, while 40 employees were in the capacity of Retail Money Desk representatives to assist the branch sales force, and the remaining secondees were given various other assignments in corporate management areas.

Loans.    We offer housing loans, card loans, and other loans to individuals. With respect to housing loans, in addition to ultra-long term fixed rate housing loans and housing loans incorporating health insurance for seven major illnesses, we began offering the Flat 35 guaranteed housing loan in a tie-up with the Japan Housing Finance Agency. We have also started offering preferential rates on refinancing applications received via the internet as part of our efforts to develop products to meet a wide variety of customer needs in a time of rising interest rates. BTMU has been offering a “Zero Guarantee Fee Campaign” for customers who meet certain conditions since October 2007. BTMU also launched “BANQUIC,” a new card loan guaranteed by ACOM Co., Ltd., an equity-method affiliate of MUFG in the consumer finance business, in November 2007. On September 16, 2008, we commenced a tender offer to acquire additional common shares of ACOM. For more information on the tender offer, see “Item 5. Operating and Financial Review and Reports—Recent Developments.”

Credit cards.    In October 2004, we began to issue a multi-functional “IC Card”, which combines ATM card, credit card and electronic money functions. BTMU currently offers credit card products that enhance customer convenience, such as an “alliance credit card” which contains an integrated IC commuter pass compatible with the ticketing systems of East Japan Railway Company and Kintetsu Corporation, both of them are Japanese railway companies, and “VISA touch” with a contact-less IC function which can be used as a credit card.

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

Our MUFG Plazas provide individual customers with one-stop access to our comprehensive financial product lineup by integrating commercial bank, trust bank and securities services. We operated 51 MUFG Plazas as of March 31, 2008. As an exclusive membership service for high net worth customers, private banking offices have been established since December 2006, featuring lounges and private rooms where customers can receive wealth management advice and other services in a relaxing and comfortable setting. As of March 31, 2008, we have opened 19 private banking offices in the Tokyo metropolitan area, Nagoya and Osaka.

To improve customer convenience, BTMU has ceased to charge ATM transaction fees from customers of BTMU and MUTB for certain transactions. In addition, BTMU has reduced commissions for transactions conducted through ATMs located in convenience stores.

“Jibun Bank Corporation,” a joint venture between BTMU and KDDI CORPORATION, started its banking business in July 2008. The bank offers comprehensive retail banking services through mobile phone networks.

Trust agency operations.    As of the end of July 2007, BTMU is conducting the following eight businesses as the trust banking agent for MUTB: testamentary trusts, inheritance management, asset succession planning, inheritance management agency operations, business management financial consulting, lifetime gift trusts, share disposal trusts, and marketable securities administration trusts. In October 2006, BTMU accepted approximately 30 financial consultants (sales managers specializing in inheritance business) from MUTB. Because of Japan’s increasingly aging society, customer demand for inheritance-related advice is increasing and we aim to drastically strengthen our ability to collect information from the banking market.

Strategic alliances.    To strengthen the retail online securities business and enhance comprehensive Internet-based financial services, BTMU acquired approximately 20% ownership of kabu.com Securities Co., Ltd., a retail online securities company in Japan through tender offers implemented in April and December 2007. As a result of these tender offers, our ownership in kabu.com Securities increased to approximately 51% with kabu.com Securities becoming our consolidated subsidiary. Together with kabu.com Securities, BTMU have aimed to strengthen our alliance by, among other things, launching a bank agency business, jointly promoting kabu.com Securities’ Proprietary Trading System business and promoting kabu.com Securities’ financial product intermediation business.

In July 2008, BTMU acquired 49.375% of the issued shares of JALCARD, Inc., a wholly owned subsidiary of Japan Airline International Co., Ltd. As a result, JALCARD became an equity-method affiliate of MUFG.

In November 2007, we acquired newly issued shares of Mitsubishi UFJ NICOS common stock, thereby increasing our shareholding to approximately 75% of Mitsubishi UFJ NICOS’ total issued shares. In May 2008, we entered into a share exchange agreement with Mitsubishi UFJ NICOS. Through a share exchange that became effective on August 1, 2008, pursuant to this agreement, Mitsubishi UFJ NICOS became a wholly owned subsidiary of MUFG. On the same day, we entered into a share transfer agreement with The Norinchukin Bank, or Norinchukin, under which we transferred some of our Mitsubishi UFJ NICOS common shares to Norinchukin. As a result of this share transfer, it is expected that Mitsubishi UFJ NICOS will become an equity-method affiliate of Norinchukin.

Integrated Corporate Banking Business Group

The Integrated Corporate Banking Business Group covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UnionBanCal Corporation, or UNBC. UNBC is a subsidiary of BTMU and a US bank holding company with UBOC being its primary subsidiary. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients, from large corporations to medium-sized and small businesses. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers.

CIB (Corporate and Investment Banking)

Corporate management/financial strategies.    We provide advisory services to customers concerning mergers and acquisitions, inheritance-related business transfers and stock listings. We also help customers develop financial strategies to restructure their balance sheets. These strategies include the use of credit lines, factoring services and securitization of real estate.

Capital Markets.    We manage the underwriting of debt and equity instruments for mainly large corporations. We also provide arrangement services relating to private placements primarily for medium-sized enterprise issuers and institutional investors.

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

Risk management.    We offer swaps, options and other risk-hedge programs to customers seeking to reduce various business risks such as those relating to interest rate and exchange rate fluctuations.

Transaction Banking

Settlement services.    We provide online banking services that allow customers to make domestic and overseas remittances electronically. Settlement and cash management services include global settlement services, such as Global Cash Management Services, a global pooling/netting service, and a fund management system for group companies, such as the Treasury Station system.

Trust Banking

MUTB’s experience and know-how in the asset management business, real estate brokerage and appraisal services, and stock transfer agency service also enable us to offer services tailored to the financial strategies of each client, including securitization of real estate, receivables and other assets.

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

UNBC.    As of March 31, 2008, BTMU owned approximately 65% of UNBC, a publicly traded company listed on the New York Stock Exchange. UNBC is a US bank holding company with UBOC being its primary subsidiary. UBOC is one of the largest commercial banks in California by both total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California but also nationally and internationally. In October 2005, UBOC sold its international correspondent banking business to Wachovia Corp. for approximately US$245 million. On August 29, 2008, BTMU commenced a cash tender offer for all of the outstanding common shares of UNBC not held by us. For more information on the tender offer and the planned second-step merger, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Integrated Trust Assets Business Group

The Integrated Trust Assets Business Group covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the international strengths of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members. Our Integrated Trust Assets Business Group combines MUTB’s trust assets business, comprising of trust assets management services, asset administration and custodial services, and the businesses of Mitsubishi UFJ Global Custody S.A., Mitsubishi UFJ Asset Management Co., Ltd. and Kokusai Asset Management Co., Ltd.

Mitsubishi UFJ Global Custody, which was established on April 11, 1974 and was formerly named Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A., provides global custody services, administration services for investment funds and fiduciary and trust accounts, and other related services to institutional investors.

Mitsubishi UFJ Asset Management and Kokusai Asset Management provide asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan.

Global Markets

Global Markets consists of the treasury operations of BTMU, MUTB and MUS. Global Markets also conducts asset liability management and liquidity management and provides various financial operations such as money markets, foreign exchange operations and securities investments.

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

The Banking Law, as amended, now permits banks to engage in the securities business by establishing or otherwise owning domestic and overseas securities subsidiaries with the approval of the Financial Services Agency, an agency of the Cabinet Office. The Banking Law is expected to be further amended in the fall of 2008 to expand the scope of permissible activities. Further increases in competition among financial institutions are expected in these new areas of permissible activities.

In terms of recent market entrants, other financial institutions, such as Orix Corporation, and non-financial companies have also begun to offer various banking services, often through non-traditional distribution channels. Also, in recent years, various large foreign financial institutions have significantly expanded their presence in the Japanese domestic market. Citigroup, for example, has expanded its banking activities and moved aggressively to provide investment banking and other financial services, including retail services and, through its recent acquisition of Nikko Cordial Corporation, securities brokerage services. The privatization of Japan Post, a government-run public services corporation that is the world’s largest holder of deposits, and the establishment of Japan Post Bank Co., Ltd. that followed in October 2007, as well as the planned privatization of other governmental financial institutions, could also substantially increase competition within the financial services industry.

In the corporate banking sector, the principal effect of these reforms has been the increase in competition as two structural features of Japan’s highly specialized and segmented financial system have eroded:

•	the separation of banking and securities businesses in Japan; and

•

the distinctions among the permissible activities of Japan’s two principal types of private banking institutions. For a discussion of the two principal types of private banking institutions, see “—The Japanese Financial System.”

In addition, in recent years, Japanese corporations are increasingly raising funds by accessing the capital markets, both within Japan and overseas, resulting in a decline in demand for loan financing. Furthermore, as foreign exchange controls have been generally eliminated, customers can now have direct access to foreign financial institutions, with which we must also compete.

In the consumer banking sector, deregulation has enabled banks to offer customers an increasingly attractive and diversified range of products. For example, banks may now sell investment trusts and, since December 2007, all types of insurance products. We face competition in this sector from other private financial institutions, including Japan Post Group companies. Recently, competition has also increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand.

The trust assets business is a promising growth area that is competitive and becoming more so because of changes in the industry. In addition, there is growing corporate demand for change in the trust regulatory environment, such as reform of the pension system and related accounting regulations under Japanese GAAP. However, competition may increase in the future as regulatory barriers to entry are lowered. A new trust business law came into effect on December 30, 2004. Among other things, the trust business law expands the types of property that can be entrusted and allows non-financial companies to conduct trust business upon approval. The new law also adopts a type of registration for companies that wish to conduct only the administration type trust business. The Trust Business Law was further amended in December 2006 in order to cope with new types of trust and to amend the duties imposed on the trustee in accordance with the sweeping amendment to the Trust Law. As these regulatory developments has facilitated the expansion of the trust business, the competition in this area has also intensified.

Integration.    Another major reason for heightened competition in Japan is the integration and reorganization of Japanese financial institutions. In 1998, amendments were made to the Banking Law to allow the establishment of bank holding companies, and this development together with various factors, such as the decline of institutional strength caused by the bad loan crisis and intensifying global competition, resulted in a number of integrations involving major banks in recent years. In September 2000, The Dai-Ichi Kangyo Bank, Ltd., The Fuji Bank, Ltd. and The Industrial Bank of Japan, Limited jointly established a holding company, Mizuho Holdings, Inc., to own the three banks. In April 2002, these three banks were reorganized into two banks—Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. In April 2001, The Sumitomo Bank, Limited and The Sakura Bank, Limited were merged into Sumitomo Mitsui Banking Corporation. In December 2001, The Daiwa Bank, Ltd. and two regional banks established Daiwa Bank Holdings Inc., which in March 2002 consolidated with The Asahi Bank, Ltd. and changed its corporate name to Resona Holdings, Inc. in October 2002.

Foreign

In the United States, we face substantial competition in all aspects of our business. We face competition from other large US and foreign-owned money-center banks, as well as from similar institutions that provide financial services. Through UBOC we currently compete principally with US and foreign-owned money-center and regional banks, thrift institutions, insurance companies, asset management companies, investment advisory companies, consumer finance companies, credit unions and other financial institutions.

In other international markets, we face competition from commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in the local financial markets in which we conduct business. In addition, we may face further competition as a result of recent investments, mergers and other business tie-ups among global financial institutions.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on currently available information published by the Financial Services Agency) as of August 11, 2008:

•	ordinary banks (130 ordinary banks and 63 foreign commercial banks with ordinary banking operations); and

•	trust banks (20 trust banks, including four Japanese subsidiaries of foreign financial institutions).

Ordinary banks in turn are classified as city banks, of which there are five, including BTMU, and regional banks, of which there are 110 and other banks, of which there are 15. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

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

With some exceptions, the regional banks tend to be much smaller in terms of total assets than the city banks. Each of the regional banks is based in one of the Japanese prefectures and extends its operations into neighboring prefectures. Their clients are mostly regional enterprises and local public utilities, although the regional banks also lend to large corporations. In line with the recent trend among financial institutions toward mergers or business tie-ups, various regional banks have announced or are currently negotiating or pursuing integration transactions.

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

Government Financial Institutions

Since World War II, a number of government financial institutions have been established. These corporations are wholly owned by the government and operate under its supervision. Their funds are provided mainly from government sources. Certain types of operations undertaken by these institutions have been or are planned to be assumed by, or integrated with the operations of, private corporations, through privatization and other measures.

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

•	The Postal Service Agency, which was reorganized in April 2003 into Japan Post, a government-run public services corporation, which was privatized into the Japan Post Group companies in October 2007.

Supervision and Regulation

Japan

Supervision.    The Financial Services Agency, or FSA, is responsible for supervising and overseeing financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as the central bank for financial institutions, conducts “on-site inspections,” in which its staff visits financial institutions and inspects the assets and risk management systems of those institutions.

The Banking Law.    Among the various laws that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses bank holding companies, capital adequacy, inspections and reporting, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions. In addition, the amendment to the Banking Law which came into effect in April 2006 relaxed the standards relating to bank-agent eligibility, which encourages banks to expand their operations through the use of bank agents. Banks and other financial institutions will be required to establish an internal control system to cope with conflicts of interest as a result of the recent amendments to the Financial Instruments and Exchange Law, Banking Law and Insurance Business Law which are to take effect by June 2009.

Bank holding company regulations.    A bank holding company is prohibited from carrying on any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company and a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that is engaged in a finance-related business, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by a ministerial ordinance as those that cultivate new business fields may also become the subsidiary of a bank holding company. The recent amendment to the Banking Law which is to take effect by June 2009 will expand a range of permitted subsidiaries. Particularly this amendment will permit a bank holding company which satisfies certain requirement on financial soundness and appropriate risk control to have a subsidiary engaging in commodity transactions.

Capital adequacy.    The capital adequacy guidelines adopted by the FSA that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach introduced by the Basel Committee on Banking Supervision of the Bank for International Settlements, or BIS. In June 2004, the Basel Committee released revised standards called “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” or Basel II, which has become applicable to Japanese banks since the end of March 2007. Basel II has three core elements, or “pillars”: requiring minimum regulatory capital, the self-regulation of financial institutions based on supervisory review, and market discipline through the disclosure of information. Basel II is based on the belief that these three “pillars” will collectively ensure the stability and soundness of financial systems. Although these amendments do not change the minimum capital requirements applicable to internationally active banks, they reflect the nature of risks at each bank more closely.

Basel II provides more risk-sensitive approaches and a range of options for measuring risks and determining the capital requirements. As a result, Basel II also reflects the nature of risks at each bank more closely. Under Basel II, we and our banking subsidiaries adopted the Foundation Internal Ratings-Based Approach, or the FIRB approach, to calculate capital requirements for credit risk. The Standardised Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements and a few subsidiaries adopted a phased rollout of the internal ratings-based approach. We and our banking subsidiaries adopted the Standardised Approach to calculate capital requirements for operational risk. As for market risk, we and our banking subsidiaries adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardised Methodology to calculate specific risk.

The capital adequacy guidelines are in accordance with the standards of the Bank for International Settlement for a target minimum standard ratio of capital to modified risk-weighted assets of 8.0% on both consolidated and non-consolidated bases for banks with international operations, including BTMU and MUTB, or on a consolidated basis for bank holding companies with international operations, such as MUFG. Modified risk-weighted assets is the sum of risk-weighted assets compiled for credit risk purposes, market risks equivalent amount divided by 8% and operational risk equivalent amount divided by 8%. The capital adequacy guidelines place considerable emphasis on tangible common stockholders’ equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I capital generally consists of stockholders’ equity items, including common stock, preferred stock, capital surplus, retained earnings (which includes deferred tax assets) and minority interests, but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Tier II capital generally consists of:

•

The amount (up to a maximum of 0.6% of credit risk-weighted assets) by which eligible reserves for credit losses exceed expected losses in the internal ratings-based approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets determined by the partial use of the Standardised Approach (including a phased rollout of the internal ratings-based approach);

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

Amendments to the capital adequacy guidelines limiting the portion of Tier I capital consisting of deferred tax assets became effective on March 31, 2006. The restrictions are targeted at major Japanese banks and their holding companies, which include MUFG and its banking subsidiaries. The cap was initially set at 40% for the fiscal year ended March 31, 2006 and 30% for the fiscal year ended March 31, 2007. It has been lowered to 20% for the fiscal year ending March 31, 2008. The banks subject to the restrictions will not be able to reflect in their capital adequacy ratios any deferred tax assets that exceed the relevant limit.

Inspection and reporting.    By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the FSA monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The FSA implemented the Financial Inspection Rating System (“FIRST”) for deposit-taking financial institutions which has become applicable to major banks since April 1, 2007. By providing inspection results in the form of graded evaluations (i.e., ratings), the FSA expects this rating system to motivate financial institutions to voluntarily improve their management and operations. Additionally, the FSA currently takes the “better regulation” approach in its financial regulation and supervision. This consists of four pillars: optimal combination of rules-based and principles-based supervisory approaches; timely recognition of priority issues and effective response; encouraging voluntary efforts by financial firms and placing greater emphasis on providing them with incentives; improving the transparency and predictability of regulatory actions, in pursuit of improvement of the quality of financial regulation and supervision.

The FSA, if necessary to secure the sound and appropriate operation of a bank’s business, may request the submission of reports or materials from, or conduct an on-site inspection of, the bank or the bank holding company. If a bank’s capital adequacy ratio falls below a specified level, the FSA may request the bank to submit an improvement plan and may restrict or suspend the bank’s operations when it determines that action is necessary.

The Bank of Japan also conducts inspections of banks similar to those undertaken by the FSA. The Bank of Japan Law provides that the Bank of Japan and financial institutions may agree as to the form of inspection to be conducted by the Bank of Japan.

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

On September 30, 2006, a law which imposes a limitation on a bank’s shareholding of up to the amount equivalent to its Tier I capital took effect.

Financial Instruments and Exchange Law.    The Financial Instruments and Exchange Law amending and replacing the Securities and Exchange Law became effective on September 30, 2007. The new law not only preserves the basic concepts of the Securities and Exchange Law, but is also intended to further protect investors. The new law also regulates sales of a wide range of financial instruments and services, requiring financial institutions to revise their sales rules and strengthen compliance frameworks and procedures accordingly. Among the instruments that the Japanese banks deal with, derivatives, foreign currency denominated deposits, and variable insurance and annuity products are subject to regulations that are applicable to securities covered by sales-related rules of conduct.

Article 33 of the Financial Instruments and Exchange Law generally prohibits banks from engaging in the securities business, as it was provided in Article 65 of the Securities and Exchange Law. Under certain circumstances, registered banks are allowed to provide securities intermediation services and certain types of securities business.

Anti-money laundering laws.    Under the Law for Prevention of Transfer of Criminal Proceeds, banks and other financial institutions are required to report to responsible ministers, in the case of banks, the Commissioner of the FSA, any assets which they receive while conducting their businesses that are suspected of being illicit profits from criminal activity.

Law concerning trust business conducted by financial institutions.    Under the Trust Business Law, joint stock companies that are licensed by the Prime Minister as trust companies are allowed to conduct trust business. In addition, under the Law Concerning Concurrent Operation for Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business. The Trust Business Law was amended in December 2004 to expand the types of property that can be entrusted, to allow non-financial companies to conduct trust business and to allow a new type of registration for trustees who conduct only administration type trust business. The Trust Business Law was further amended in December 2006 in order to cope with new types of trust and to amend the duties imposed on the trustee in accordance with the sweeping amendment to the Trust Law.

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

Under the Deposit Insurance Law, the maximum amount of protection is ¥10 million per customer within one bank. Since April 1, 2005, all deposits are subject to the ¥10 million maximum, except for non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions (the “settlement accounts”). Such deposit accounts are fully protected without a maximum amount limitation. Currently, the Deposit Insurance Corporation charges insurance premiums equal to 0.108% on the deposits in the settlement accounts, which are fully protected as mentioned above, and premiums equal to 0.081% on the deposits in other accounts.

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

Banks and bank holding companies that have received investments from the Resolution and Collection Corporation under the framework that previously existed under the Financial Function Early Strengthening Law are required to submit and, if necessary, update their restructuring plans relating to their management, finances and other activities. If a bank or bank holding company materially fails to meet the operating targets set in its restructuring plan, the FSA can require it to report on alternative measures to achieve the targets, and also issue a business improvement order requiring it to submit a business improvement plan that indicates concrete measures to achieve the targets. The preferred shares that were previously issued by UFJ Holdings to the Resolution and Collection Corporation were exchanged for our newly issued preferred shares in the merger with UFJ Holdings and, as a result, we were required to submit restructuring plans until those preferred shares were redeemed. As we completed the repayment of the public funds that UFJ Holdings received from the Resolution and Collection Corporation on June 9, 2006, we are no longer required to submit such restructuring plans.

Starting in April 2001, amendments to the Deposit Insurance Law established a new framework which enables the Deposit Insurance Corporation to inject capital into a bank if the Commissioner of the FSA recognizes that it must do so to guard against financial systemic risk.

Personal Information Protection Law.    With regards to protection of personal information, the Personal Information Protection Law became fully effective on April 1, 2005. Among other matters, the law requires Japanese banking institutions to limit the use of personal information to the stated purpose and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the law, the FSA may advise or order the bank to take proper action. The FSA announced related guidelines for the financial services sector in December 2004.

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

Recent Regulatory Actions.    In February 2007, BTMU received an administrative order from the FSA in respect of compliance management at certain of its operations regarding the occurrence of certain inappropriate transactions. The administrative order required, among other things, temporary suspensions of credit extensions to new corporate customers, training of all staff and directors regarding compliance, temporary suspension of the establishment of new domestic corporate business locations, strengthening of the management and internal control framework, presentation and implementation of a business improvement plan, and reports on the progress of such business improvement plan. Further, in June 2007, BTMU received a separate administrative order from the FSA in respect of its overseas business and its investment trust sales and related business. The administrative order required, among other things, BTMU to make improvements of its compliance structure and related internal control functions in its overseas business and its domestic investment trust sales and related business, presentation and implementation of a business improvement plan, and reports on the progress of such business improvement plan.

Also, in January 2007, MUS received a business improvement order from the FSA following a recommendation by the Securities and Exchange Surveillance Commission of Japan regarding securities transactions conducted by MUS for its proprietary account.

Proposed government reforms to restrict maximum interest rates on consumer lending business.    In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Law Concerning Acceptance of Investment, Cash Deposit and Interest Rate etc., which is currently 29.2% per annum, to 20% per annum. Currently, consumer finance companies are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law provided that they satisfy certain conditions set forth in the Law Concerning Lending Business. Accordingly, MUFG’s consumer finance subsidiaries and equity-method investees offer loans at interest rates above the Interest Rate Restriction Law. This so-called “gray-zone interest” will be abolished as well. Such reduction in the maximum permissible interest rate will be implemented before mid-2010. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel, or has already compelled, lending institutions to lower the interest rates they charge borrowers.

In addition, the Supreme Court of Japan recently passed decisions concerning interest exceeding the limits stipulated by the Interest Rate Restriction Law, and the business environment for consumer finance companies in Japan has been altered in favor of borrowers. Due to such changes, borrowers’ demands for reimbursement of such excess interest that they have paid to the consumer finance companies have significantly increased and is still holding at high levels.

Furthermore, new regulations that are scheduled to be effective before mid-2010 are expected to require, among other things, consumer finance companies to review the repayment capability of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers.

United States

As a result of our operations in the United States, we are subject to extensive US federal and state supervision and regulation.

Overall supervision and regulation.    We are subject to supervision, regulation and examination with respect to our US operations by the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, pursuant to the US Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we are a bank holding company and a foreign banking organization, respectively, as defined pursuant to those statutes. The Federal Reserve Board functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

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

The BHCA generally prohibits each of a bank holding company and a foreign banking organization that maintains branches or agencies in the United States from, directly or indirectly, acquiring more than 5% of the voting shares of any company engaged in nonbanking activities in the United States unless the bank holding company or foreign banking organization has elected to become a financial holding company, as discussed above, or the Federal Reserve Board has determined, by order or regulation, that such activities are so closely related to banking as to be a proper incident thereto and has granted its approval to the bank holding company or foreign banking organization for such an acquisition. The BHCA also requires a bank holding company or foreign banking organization that maintains branches or agencies in the United States to obtain the prior approval of an appropriate federal banking authority before acquiring, directly or indirectly, the ownership of more than 5% of the voting shares or control of any US bank or bank holding company. In addition, under the BHCA, a US bank or a US branch or agency of a foreign bank is prohibited from engaging in various tying arrangements involving it or its affiliates in connection with any extension of credit, sale or lease of any property or provision of any services.

US branches and agencies of subsidiary Japanese banks.    Under the authority of the IBA, our banking subsidiaries in Japan, BTMU and MUTB, operate seven branches, two agencies and five representative offices in the United States. BTMU operates branches in Los Angeles and San Francisco, California; Chicago, Illinois; New York, New York; Portland, Oregon; and Seattle, Washington; agencies in Atlanta, Georgia and Houston, Texas; and representative offices in Washington, D.C; Minneapolis, Minnesota; Dallas, Texas; Jersey City, New Jersey; and Florence, Kentucky. MUTB operates a branch in New York, New York.

The IBA provides, among other things, that the Federal Reserve Board may examine US branches and agencies of foreign banks, and that each such branch and agency shall be subject to on-site examination by the appropriate federal or state bank supervisor as frequently as would a US bank. The IBA also provides that if the Federal Reserve Board determines that a foreign bank is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in its home country, or if there is reasonable cause to believe that the foreign bank or its affiliate has committed a violation of law or engaged in an unsafe or unsound banking practice in the United States, the Federal Reserve Board may order the foreign bank to terminate activities conducted at a branch or agency in the United States.

US branches and agencies of foreign banks must be licensed, and are also supervised and regulated, by a state or by the Office of the Comptroller of the Currency, or the OCC, the federal regulator of national banks. All of the branches and agencies of BTMU and MUTB in the United States are state-licensed. Under US federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound practices. US federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

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

US banking subsidiaries.    We indirectly own and control three US banks:

•	Bank of Tokyo-Mitsubishi UFJ Trust Company, New York, New York (through BTMU, a registered bank holding company),

•	Mitsubishi UFJ Trust & Banking Corporation (U.S.A.), New York, New York (through MUTB, a registered bank holding company), and

•	UBOC (through BTMU and its subsidiary, UNBC, a registered bank holding company).

Bank of Tokyo-Mitsubishi UFJ Trust Company and Mitsubishi UFJ Trust & Banking Corporation (U.S.A.) are chartered by the State of New York and are subject to the supervision, examination and regulatory authority of the Superintendent pursuant to the New York Banking Law. UBOC is a national bank subject to the supervision, examination and regulatory authority of the OCC pursuant to the National Bank Act.

The Federal Deposit Insurance Corporation, or the FDIC, is the primary federal agency responsible for the supervision, examination and regulation of the two New York-chartered banks referred to above. The FDIC may take enforcement action, including the issuance of prohibitive and affirmative orders, if it determines that a financial institution under its supervision has engaged in unsafe or unsound banking practices, or has committed violations of applicable laws and regulations. The FDIC insures the deposits of all three US banking subsidiaries. In the event of the failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the Federal Deposit Insurance Act. An FDIC-insured institution that is affiliated with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its US offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under longstanding Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength for its banking subsidiaries and to commit resources to support such banks.

Bank capital requirements and capital distributions.    Our US banking subsidiaries and UNBC, our US subsidiary bank holding company, are subject to applicable risk-based and leverage capital guidelines issued by US regulators for banks and bank holding companies. All of our US banking subsidiaries are “well capitalized” under those guidelines as they apply to banks, and our US subsidiary bank holding company exceeds all minimum regulatory capital requirements applicable to domestic bank holding companies. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would subsequently become undercapitalized.

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

Other regulated US subsidiaries.    Our nonbank subsidiaries that engage in securities-related activities in the United States are regulated by appropriate functional regulators, such as the SEC, any self-regulatory organizations of which they are members, and the appropriate state regulatory agencies. These nonbank subsidiaries are required to meet separate minimum capital standards as imposed by those regulatory authorities.

The Gramm-Leach-Bliley Act removed almost all of the pre-existing statutory barriers to affiliations between commercial banks and securities firms by repealing Sections 20 and 32 of the Glass-Steagall Act. At the same time, however, the so-called “push-out” provisions of the Gramm-Leach-Bliley Act narrowed the exclusion of banks, including the US branches of foreign banks, from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934, potentially requiring all such banks to transfer some activities to affiliated broker-dealers. The SEC has issued rules regarding the push-out of “dealer” functions that became effective on September 30, 2003, and issued rules regarding the push-out requirements for “broker” functions that became effective on September 28, 2007. The rules must be complied with on the first day of each bank’s fiscal year commencing after September 30, 2008. At this time, we do not believe that these push-out rules as adopted will have a significant impact on our business as currently conducted in the United States.

Anti-Money Laundering Initiatives and the USA PATRIOT Act.    A major focus of US governmental policy relating to financial institutions in recent years has been aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001 substantially broadened the scope of US anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The US Department of the Treasury has issued a number of implementing regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of their customers. In addition, the bank regulatory agencies carefully scrutinize the adequacy of an institution’s policies, procedures and controls. As a result, there has been an increased number of regulatory sanctions and law enforcement authorities have been taking a more active role. Failure of a financial institution to maintain and implement adequate policies, procedures and controls to prevent money laundering and terrorist financing could in some cases have serious legal and reputational consequences for the institution, including the incurring of expenses to enhance the relevant programs, the imposition of limitations on the scope of their operations and the imposition of fines and other monetary penalties.

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

Separately, on September 14, 2007, Union Bank of California, N.A. agreed to a consent order and payment of a civil money penalty of $10.0 million assessed concurrently by the US Office of the Comptroller of the Currency, or OCC, and the US Financial Crimes Enforcement Network, relating to the Bank Secrecy Act/Anti-Money Laundering compliance controls and processes of Union Bank of California. On September 17, 2007, Union Bank of California also entered into a deferred prosecution agreement with the US Department of Justice under which Union Bank of California agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to the discontinued international banking business of Union Bank of California and dismiss prosecution if Union Bank of California meets the conditions of the deferred prosecution agreement, including complying with the OCC consent order for one year.

In October 2004, Union Bank of California International, or UBOCI, a subsidiary of UNBC, entered into a written agreement with the Federal Reserve Bank of New York relating to its anti-money laundering controls and processes. With the liquidation of UBOCI in March 2007, the written agreement is no longer effective.

The SEC is also currently conducting an inquiry regarding marketing and distribution practices of mutual funds managed by a subsidiary of Union Bank of California. Neither we nor UNBC can be certain at this time as to the final results of that inquiry.

C.    Organizational Structure

The following chart presents our corporate structure summary as at March 31, 2008:

Mitsubishi UFJ Financial Group, Inc.

- **Banking business**
  - Domestic
    - The Bank of Tokyo-Mitsubishi UFJ, Ltd.
    - The Senshu Bank, Ltd.
  - Overseas
    - UnionBanCal Corporation
    - Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.
- **Trust banking business**
  - Domestic
    - Mitsubishi UFJ Trust and Banking Corporation
    - The Master Trust Bank of Japan, Ltd.
  - Overseas
    - Mitsubishi UFJ Global Custody S.A.
    - Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)
- **Securities business**
  - Domestic
    - Mitsubishi UFJ Securities Co., Ltd.
    - kabu.com Securities Co., Ltd.
  - Overseas
    - Mitsubishi UFJ Securities International plc
    - Mitsubishi UFJ Securities (USA), Inc.
    - Mitsubishi UFJ Trust International Limited
    - Mitsubishi UFJ Securities (HK) Holdings, Limited
- **Credit card business**
  - Domestic
    - Mitsubishi UFJ NICOS Co.,Ltd.
- **Leasing business**
  - Domestic
    - NBL Co., Ltd.
    - BOT Lease Co., Ltd.
  - Overseas
    - BTMU Capital Corporation
    - PT U Finance Indonesia
    - BTMU Leasing & Finance, Inc.
    - PT. BTMU-BRI Finance
- **Other businesses**
  - Domestic
    - Mitsubishi UFJ Factors Limited
    - MU Frontier Servicer Co., Ltd.
    - Mitsubishi UFJ Capital Co., Ltd.
    - KOKUSAI Asset Management Co., Ltd.
    - Mitsubishi UFJ Asset Management Co., Ltd.
    - MU Investments Co., Ltd.
    - Mitsubishi UFJ Reserch & Consulting Co., Ltd.
    - Mitsubishi UFJ Real Estate Services Co., Ltd.

Set forth below is a list of our principal consolidated subsidiaries at March 31, 2008:

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan	100.00%	100.00%
The Senshu Bank, Ltd.	Japan	67.96%	68.13%
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00%	100.00%
The Master Trust Bank of Japan, Ltd.	Japan	46.50%	46.50%
Mitsubishi UFJ Securities Co., Ltd.	Japan	100.00%	100.00%
kabu.com Securities Co., Ltd.	Japan	52.01%	52.01%
Mitsubishi UFJ Wealth Management Securities, Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ NICOS Co., Ltd(1).	Japan	75.71%	75.77%
Tokyo Credit Services, Ltd.	Japan	74.00%	74.00%
Ryoshin DC Card Company, Ltd.	Japan	75.20%	75.20%
NBL Co., Ltd.	Japan	89.74%	89.74%
Tokyo Associates Finance Corp.	Japan	100.00%	100.00%
Mitsubishi UFJ Factors Limited	Japan	100.00%	100.00%
MU Frontier Servicer Co., Ltd.	Japan	94.44%	94.44%
Mitsubishi UFJ Capital Co.,Ltd	Japan	40.26%	40.26%
MU Hands-on Capital Co., Ltd.	Japan	50.00%	50.00%
Defined Contribution Plan Consulting of Japan Co., Ltd.	Japan	77.49%	77.49%
Kokusai Asset Management Co., Ltd.	Japan	53.08%	53.14%
Mitsubishi UFJ Asset Management Co., Ltd.	Japan	100.00%	100.00%
MU Investments Co.,Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Personal Financial Advisers Co., Ltd.	Japan	73.69%	73.69%
Mitsubishi UFJ Research and Consulting Ltd.	Japan	69.45%	69.45%
MU Business Engineering, Ltd.	Japan	100.00%	100.00%
BOT Lease Co., Ltd.	Japan	22.57%	22.57%
UnionBanCal Corporation(2)	USA	65.40%	65.40%
Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)	USA	100.00%	100.00%
Mitsubishi UFJ Global Custody S.A.	Luxembourg	100.00%	100.00%
Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.	Switzerland	100.00%	100.00%
Mitsubishi UFJ Securities International plc	UK	100.00%	100.00%
Mitsubishi UFJ Securities (USA), Inc.	USA	100.00%	100.00%
Mitsubishi UFJ Trust International Limited	UK	100.00%	100.00%
Mitsubishi UFJ Securities (HK) Holdings, Limited	Peoples’ Republic of China	100.00%	100.00%
Mitsubishi UFJ Securities (Singapore), Limited.	USA	100.00%	100.00%
BTMU Capital Corporation	USA	100.00%	100.00%
BTMU Leasing & Finance, Inc.	USA	100.00%	100.00%
PT U Finance Indonesia	Indonesia	95.00%	95.00%
PT BTMU-BRI Finance	Indonesia	55.00%	55.00%
BTMU Lease (Deutschland) GmbH	Germany	100.00%	100.00%
BTMU Participation (Thailand) Co., Ltd.	Thailand	24.49%	24.49%
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00%	51.00%
MU Trust Consulting (Shanghai) Co., Ltd.	Peoples’ Republic of China	100.00%	100.00%

Notes:
(1)	Through a share exchange that became effective on August 1, 2008, Mitsubishi UFJ NICOS Co., Ltd. became a wholly owned subsidiary of MUFG. On the same day, we entered into a share transfer agreement with The Norinchukin Bank, or Norinchukin, under which we sold some of our Mitsubishi UFJ NICOS common shares to Norinchukin.
(2)	On August 29, 2008, BTMU commenced a cash tender offer for all of the outstanding common stock of UnionBanCal Corporation not held by us. For further information, see “Item 5. Operating and Financial Review and Prospectus—Recent Developments.”

D.    Property, Plants and Equipment

Premises and equipment at March 31, 2007 and 2008 consisted of the following:

	2007	2008
	(in millions)
Land	¥449,283	¥430,968
Buildings	551,188	585,196
Equipment and furniture	618,513	639,228
Leasehold improvements	346,254	355,484
Construction in progress	12,556	6,679

Total	1,977,794	2,017,555
Less accumulated depreciation	830,283	941,749

Premises and equipment—net	¥1,147,511	¥1,075,806

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo. At March 31, 2008, we and our subsidiaries conducted our operations either in our owned premises or in leased properties.

The following table presents the areas and book values of our material offices and other properties at March 31, 2008:

	Area	Book value
	(in thousands of square feet)	(in millions)
Owned land	65,901	¥430,968
Leased land	13,661	—
Owned buildings.	29,167	253,719
Leased buildings	15,106	—

Our owned buildings and land are primarily used by us and our subsidiaries. The above figures include 44,736 thousands of square feet of owned land and 11,731 thousands of square feet of leased land held through a variable interest entity, which property is not directly used for our operations. Most of the buildings and land owned by us are free from material encumbrances.

During the fiscal year ended March 31, 2008, we invested approximately ¥187.7 billion in our subsidiaries primarily for office renovations and relocation.

Item 4A.    Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

Introduction

We are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Securities Co., Ltd., or MUS, Mitsubishi UFJ NICOS Co., Ltd., or Mitsubishi UFJ NICOS, and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key figures prepared in accordance with US GAAP relating to our business.

The results for the fiscal year ended March 31, 2006 reflect the pre-merger results of Mitsubishi Tokyo Financial Group, Inc., or MTFG, for the six months ended September 30, 2005 and the post-merger results of MUFG for the six months ended March 31, 2006 as our merger with UFJ Holdings, Inc. completed on October 1, 2005.

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions)
Net interest income	¥1,648.6	¥2,329.8	¥2,279.7
Provision for credit losses	110.2	358.6	385.7
Non-interest income	1,067.4	1,947.9	1,778.1
Non-interest expense	2,076.1	2,784.2	3,659.7
Net income (loss)	363.5	581.3	(542.4)
Total assets (at end of period)	186,219.4	186,202.9	190,731.8

Our revenues consist of net interest income and non-interest income.

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income consists of:

•	fees and commissions, including
•	trust fees,
•	fees on funds transfer and service charges for collections,
•	fees and commissions on international business,
•	fees and commissions on credit card business,
•	service charges on deposits,
•	fees and commissions on securities business,
•	fees on real estate business,
•	insurance commissions,
•	fees and commissions on stock transfer agency services,
•	guarantee fees,
•	fees on investment funds business, and
•	other fees and commissions;

•

foreign exchange gains (losses)—net, which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes;

•	investment securities gains (losses)—net, which primarily include net gains on sales and impairment losses on securities available for sale;

•	equity in earnings (losses) of equity method investees;

•	gains on sales of loans; and

•	other non-interest income.

Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

Core Business Areas

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. These three businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Global Markets and Other.

Our business segment information is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practice, and is not consistent with our consolidated financial statements prepared in accordance with US GAAP. The following chart illustrates the relative contributions to operating profit for the fiscal year ended March 31, 2008 of the three core business areas and the other business areas based on our segment information:

Establishment of Mitsubishi UFJ Financial Group

In October 2005, MTFG merged with UFJ Holdings to form MUFG. At the same time, our respective trust banking and securities companies merged to form MUTB and MUS. Subsequently, our subsidiary commercial banks merged to form BTMU in January 2006, and our credit card subsidiaries merged to form Mitsubishi UFJ NICOS in April 2007.

The merger marked the creation of a comprehensive financial group with a broad and balanced domestic and international network, and a diverse range of services provided by group companies, complemented by one of the largest customer bases in Japan.

As part of our integration process, we are currently undertaking a significant project to fully integrate the IT systems of the merged commercial bank subsidiaries and the merged trust bank subsidiaries respectively.

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

In the fiscal year ended March 31, 2008, we recorded an impairment of goodwill of ¥893.7 billion due to the recent global financial market instability that negatively affected the fair value of our reporting units for the purposes of our impairment testing. For further information, see Notes 2 and 10 to our consolidated financial statements included elsewhere in this Annual Report.

Recent Developments

Mitsubishi UFJ Securities Became a Wholly Owned Subsidiary

On September 30, 2007, MUS became our wholly owned subsidiary through a share exchange between MUS and us. The purpose of making MUS a wholly owned subsidiary is, among other factors, to seize the opportunities presented by the deregulation of the Japanese financial markets and further enhance cooperation between our group companies. We believe that we will be able to further strengthen our securities and investment banking businesses and maximize synergies among our banking, trust and securities businesses. The share exchange ratio was 1.02 shares of MUFG common stock to one share of MUS common stock, valuing the transaction at approximately ¥370 billion. The share exchange occurred subsequent to the effectiveness of the stock split of MUFG shares as described in “Investment Unit Reduction” below.

Merger of UFJ NICOS and DC Card

On April 1, 2007, UFJ NICOS Co., Ltd. and DC Card Co., Ltd., our credit card subsidiaries, merged to become Mitsubishi UFJ NICOS. The objective of the merger was to combine UFJ NICOS’ large and extensive network, reputation and product development capabilities with DC Card’s co-branding relationships with and acceptance of regional cards.

Share Exchange Transaction to Make Mitsubishi UFJ NICOS a Wholly Owned Subsidiary

In November 2007, we acquired ¥120 billion of newly issued shares of Mitsubishi UFJ NICOS common stock, thereby increasing our shareholding to approximately 76% of Mitsubishi UFJ NICOS’ total issued shares. In addition, on May 28, 2008, we and Mitsubishi UFJ NICOS entered into a share exchange agreement. Through a share exchange that became effective on August 1, 2008, pursuant to this agreement, Mitsubishi UFJ NICOS became a wholly owned subsidiary of MUFG. The share exchange ratios were set at 0.37 shares of MUFG common stock to one share of Mitsubishi UFJ NICOS common stock and at 1.39 shares of MUFG common stock to one share of Mitsubishi UFJ NICOS Class 1 Stock. The objective of the investment and share exchange is to strengthen the financial foundation of Mitsubishi UFJ NICOS, to further enhance the strategic integrity and flexibility of MUFG, including Mitsubishi UFJ NICOS, and to strive for effective utilization of managerial resources within the MUFG Group, to position Mitsubishi UFJ NICOS on par with banks, trusts, and securities companies as a core business entity of the MUFG Group, and to further strengthen and nurture the card business operated by Mitsubishi UFJ NICOS as a strategic focus of our consumer finance business.

Mitsubishi UFJ NICOS Entered into a Capital Alliance with Norinchukin

In May 2008, we entered into a basic agreement with The Norinchukin Bank, or Norinchukin, in which we agreed to make Mitsubishi UFJ NICOS a wholly owned subsidiary and then sell a portion of its shares of Mitsubishi UFJ NICOS common stock to Norinchukin in accordance with detailed terms to be set forth in a share purchase agreement. On August 1, 2008, in accordance with that basic agreement, we entered into a share purchase agreement with Norinchukin, pursuant to which we sold 244 million of Mitsubishi UFJ NICOS common shares to Norinchukin for ¥84,424 million on August 8, 2008.

Business and Capital Alliance with JACCS

In September 2007, we entered into a basic agreement with BTMU, Mitsubishi UFJ NICOS and JACCS Co., Ltd., with respect to a business and capital alliance. As part of the basic agreement, Mitsubishi UFJ NICOS transferred its installment credit sales business, automobile loan business and automobile leasing business to JACCS on April 1, 2008. In addition to transferring installment credit sale contracts, Mitsubishi UFJ NICOS transferred approximately 340 personnel and five business offices to JACCS. At the same time, we, together with BTMU and Mitsubishi UFJ NICOS, formed a business alliance with JACCS with respect to credit card related operations, installment credit sales business, settlement operations and housing loan related operations. In addition, BTMU acquired approximately ¥9.0 billion of newly issued common shares of JACCS on March 17,

2008. As a result of the acquisition of the additional JACCS shares, BTMU owns approximately 20% of the voting rights in JACCS and, accordingly, JACCS became our equity method investee.

JALCARD Share Transfer and Business Partnership

In May 2008, BTMU reached an agreement with Japan Airline International Co., Ltd., or JALI, a subsidiary of Japan Airlines Corporation, on the transfer to BTMU of 49.375% of the issued shares of JALCARD Inc., a wholly owned subsidiary of JALI, effective on July 1, 2008. As part of the agreement, JALI, JALCARD, BTMU, Mitsubishi UFJ NICOS and JCB Co., Ltd. agreed on a business partnership relating to their credit card operations.

kabu.com Securities Became a Consolidated Subsidiary

To strengthen the retail online securities business and enhance comprehensive Internet-based financial services, BTMU acquired approximately 20% ownership of kabu.com Securities Co., Ltd., a retail online securities company in Japan through tender offers implemented in April and December 2007. As a result of these tender offers, our ownership in kabu.com Securities increased to approximately 51% with kabu.com Securities becoming our consolidated subsidiary.

Merger of Leasing Affiliates

In April 2007, Diamond Lease Company Limited and UFJ Central Leasing Co., Ltd., both of which were our equity method investees, merged to become Mitsubishi UFJ Lease & Finance Company Limited. The objective of the merger was to improve their competitiveness and presence in the domestic leasing market. The new company continues to be our equity method investee.

In February 2008, we acquired additional voting shares of Mitsubishi UFJ Lease & Finance. As a result of these acquisitions, our holding of voting shares in Mitsubishi UFJ Lease & Finance increased to approximately 25.9%.

Basic Agreement on Integration between Bank of Ikeda and Senshu Bank

On May 30, 2008, BTMU signed a basic agreement with the Senshu Bank Ltd., a regional bank subsidiary of BTMU headquartered in Osaka and The Bank of Ikeda Ltd., another regional bank headquartered in Osaka, concerning the planned business integration between the two regional banks. Senshu Bank and Bank of Ikeda are planning to establish a new company on April 1, 2009 after the execution of a definitive agreement, which is expected to occur by November 28, 2008. As of March 31, 2008, BTMU owned 3.43% of the outstanding common shares and ¥30.0 billion of non-convertible preferred shares of Bank of Ikeda.

Commencement of a Cash Tender Offer to Acquire All Publicly Held Shares of UNBC

On August 18, 2008, we entered into a merger agreement with UnionBanCal Corporation, or UNBC, in which we hold approximately 65% of the outstanding common shares. In accordance with the merger agreement, on August 29, 2008, BTMU commenced a tender offer to acquire all of the shares of UNBC’s common stock not owned by us for US$73.50 per share in cash. The tender offer will expire on September 26, 2008, unless it is extended. Under the merger agreement, the consummation of the tender offer is expected to be followed by a merger in which any share of UNBC not tendered through the tender offer will be acquired at the same price in cash, subject to customary appraisal rights. The tender offer and the subsequent merger are not subject to a financing condition and do not require Japanese or US bank regulatory or antitrust approval. Upon completion of the merger, UNBC will become our wholly owned subsidiary.

We estimate the total funds required to complete the acquisition of UNBC to be approximately US$3.5 billion. We intend to use cash on hand to fund the acquisition.

Commencement of a Cash Tender Offer to Acquire Additional Shares of ACOM

On September 16, 2008, we commenced a tender offer to acquire, for ¥4,000 per share in cash, up to 38,140,000 shares of common stock of ACOM Co., Ltd., an equity method investee in which we hold approximately 15% of the voting rights. The tender offer will expire on October 21, 2008, unless extended. Pursuant to a subscription agreement entered into between us and ACOM on September 8, 2008, we may purchase up to 18,000,000 newly issued shares of ACOM common stock subsequent to the expiration of the tender offer, allowing us to acquire additional shares to the extent we choose to increase our voting rights to approximately 40%.

Effects of Recent Global Financial Market Instability

The recent global market instability since the second half of 2007 originating primarily from disruptions in the US residential mortgage market has negatively affected our investment portfolio. We continue to hold assets that may decline in value or that may otherwise lead to further losses, and the amount of assets exposed to such risk may increase in the future depending on market conditions and other factors. As of March 31, 2008, the estimated fair value of our securities available for sale was ¥32.4 trillion for debt securities and ¥6.3 trillion for marketable equity securities. Net investment securities losses for the fiscal year ended March 31, 2008 was ¥1.37 trillion, compared to ¥0.24 trillion in net investment securities gains for the previous fiscal year. This change mainly reflected the impairment losses of ¥0.33 trillion on marketable equity securities available for sale and ¥1.17 trillion on debt securities available for sale. The impairment losses on debt securities were mainly due to the effect of changes in exchange rates on foreign currency transactions amounting to ¥0.86 trillion. For a detailed discussion of our investment portfolio as of March 31, 2008, see “—A. Operating Results—Results of Operations—Net investment securities gains (losses)” and “—B. Financial Condition—Investment Portfolio” below.

The recent global financial market instability has also negatively affected our goodwill. In the fiscal year ended March 31, 2008, we recorded an impairment of goodwill of ¥893.7 billion. This impairment in goodwill was due to, among other factors, the recent global financial market instability which negatively impacted the fair value of our reporting units for purposes of our periodic testing of goodwill for impairment. For a more detailed discussion of our goodwill as of March 31, 2008, see “—Critical Accounting Estimates—Accounting for Goodwill and Intangible Assets” and “—A. Operating Results—Results of Operations—Non-Interest Expense” below.

Filing of a Bankruptcy Petition by Lehman Brothers Holdings

On September 15, 2008, Lehman Brothers Holdings Inc., or LBHI, filed a petition under Chapter 11 of the US Bankruptcy Code with the US Bankruptcy Court for the Southern District of New York. We determined that the filing by LBHI was attributable to the deterioration of the asset-backed securitization products market and residential mortgage market in the United States subsequent to March 31, 2008, and did not reflect the impact of LBHI’s bankruptcy on the accompanying consolidated financial statements for the fiscal year ended March 31, 2008. Although the impact of these developments is currently being reviewed, we estimate that these developments will adversely affect income from continuing operations before income tax expense for the fiscal year ending March 31, 2009 by approximately ¥20 to ¥30 billion.

Investment Unit Reduction

On September 30, 2007, our minimum stock investment unit with respect to our common stock was reduced to one-tenth of the prior unit through (a) a stock split by which one share was split into 1,000 shares and (b) the adoption of a unit share system under which one unit of our common stock is comprised of 100 shares. The purpose of the investment unit reduction was to broaden our investor base by making our common stock more accessible to potential individual shareholders, thereby achieving our medium and long-term objective of maximizing corporate value.

Regarding our ADRs which are traded on the New York Stock Exchange, we changed the ratio of the ADRs in relation to the underlying shares of our common stock as follows:

Ratio before change: 1,000 ADR = 1 common share

Ratio after change: 1,000 ADR = 1,000 common shares (1:1)

As a result, our share numbers and per share information in this report have been retroactively adjusted.

Stock-Based Compensation Plans

As part of our compensation structure, in December 2007, we allotted an aggregate of 10,699 stock acquisition rights to our directors, corporate auditors and officers for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per common share. The stock acquisition rights were subject to a one-year vesting period. The rights are exercisable until December 5, 2037, but only after the date on which a grantee’s service as a director, corporate auditor or officer terminates. The fair value of each stock acquisition right was ¥103,200.

As part of our compensation structure, in July 2008, we allotted an aggregate of 13,681 stock acquisition rights to our directors, corporate auditors and officers for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per common share. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 14, 2038, but only after the date on which a grantee’s service as a director, corporate auditor or officer terminates. The fair value of each stock acquisition right was ¥92,300.

For more information on the stock-based compensation plans, see “Item 6.B. Compensation” and Note 32 to our consolidated financial statements included elsewhere in this Annual Report.

Repurchase of Our Own Common Shares

From December 3, 2007 to December 13, 2007, we repurchased 126,513,900 shares of our common stock for approximately ¥150 billion to improve our capital efficiency and to allow the implementation of flexible capital policies in response to changes in the business environment.

Issuance of Preferred Securities by Special Purpose Companies

In order to enhance the flexibility of our capital management, in December 2007, MUFG Capital Finance 6 Limited, a special purpose company established in the Cayman Islands, issued ¥150 billion in non-cumulative and non-dilutive perpetual preferred securities in an offering targeting Japanese institutional investors.

These preferred securities were reflected in our Tier I capital as of March 31, 2008 under the BIS capital adequacy requirements, which is calculated primarily from our Japanese GAAP financial information. However, for accounting purposes under US GAAP, because those special purpose companies are not consolidated entities, the loans, which are made to us from the proceeds from the preferred securities issued by the special purpose company, are presented as long-term debt on our consolidated balance sheet as of March 31, 2008.

Also, in September 2008, MUFG Capital Finance 7 Limited, a special purpose company established in the Cayman Islands, issued ¥222 billion in non-cumulative and non-dilutive perpetual preferred securities in an offering targeting Japanese institutional investors. These securities are also accounted for as part of our Tier I capital.

Redemption of Preferred Securities issued by Special Purpose Companies

In January 2008, UFJ Capital Finance 4 Limited, a special purpose company established in the Cayman Islands, redeemed in total ¥106 billion of non-cumulative and non-dilutive perpetual preferred securities. These securities were previously accounted for as part of our Tier I capital.

In June 2008, Tokai Preferred Capital Company L.L.C., a special purpose company established in Delaware, redeemed in total US$1 billion of non-cumulative and non-dilutive perpetual preferred securities. These securities were previously accounted for as part of our Tier I capital.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individuals primarily in Japan and the United States, and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions;

•	interest rates;

•	currency exchange rates; and

•	stock and real estate prices.

Economic Environment in Japan

The Japanese economy showed a moderate slowdown, partly offset by Japan’s continuous strong exports to emerging countries. However, private consumption grew at a sluggish pace due to the weakness of wage growth. Towards the end of the fiscal year ended March 31, 2008, business confidence rapidly worsened and uncertainty increased about a corporate performance downturn because of a slowdown in overseas economies as well as a steep rise in the price of raw materials and oil prices. The rate of increase in the consumer price index accelerated towards the end of the fiscal year ended March 31, 2008 mainly due to soaring oil prices.

The Bank of Japan kept its uncollateralized overnight call rate target unchanged at 0.5% from the prior year. Although long-term interest rates rose in June, they have been on a downward trend with some fluctuations. As of mid-September 2008, the uncollateralized overnight call rate target was around 0.5% and the yield on ten-year Japanese government bonds was around 1.5%. The following chart shows the interest rate trends in Japan since April 2006:

Regarding the Japanese stock market, the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥17,287.65 at March 30, 2007 to ¥12,525.54 at March 31, 2008. As for the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, the index declined from 1,713.61 at March 30, 2007 to 1,212.96 at March 31, 2008, mainly due to a slowdown of the Japanese economy and the uncertainty of the overseas economies. As of mid-September 2008, the Nikkei Stock Average was around ¥11,700 and TOPIX was around 1,120. The following chart shows the daily closing price of the Nikkei Stock Average since April 2006.

In the foreign exchange markets, the Japanese yen/US dollar foreign exchange rate was around ¥118 to US$1 at the beginning of April 2007, and the yen generally continued to appreciate during the year and broke ¥100 to US$1 in March 2008. Thereafter, the Japanese yen depreciated slightly to around ¥100 to ¥110 to US$1 and, as of mid-September 2008, the Japanese yen/US dollar foreign exchange rate was around ¥105 to US$1. Against the Euro, the Japanese yen was traded in a range of approximately between ¥157 and ¥168 during the fiscal year ended March 31, 2008, and finished around ¥157 to the Euro at the end of March 2008. As of mid-September 2008, the Japanese yen/Euro foreign exchange rate was around ¥150 to the Euro. The following chart shows the foreign exchange rates expressed in Japanese yen per US dollar since April 2006:

Based on the average official land prices set by the government, average land prices in Japan as of January 1, 2008 increased for two years in a row after a consecutive 16-year decline that ended in 2006. Nationwide residential land prices and land prices for commercial properties as of January 1, 2008 rose by 1.3% and 3.8%, respectively, compared to January 1, 2007. In the three major metropolitan areas, Tokyo, Osaka and Nagoya, residential land prices on average rose by 4.3% over the last two years starting in January 1, 2006, and commercial properties rose by 10.4% over the last three years starting in January 1, 2005. On the other hand, in the local regions of Japan, which consist of regions other than the major metropolitan areas, residential land prices on average declined by 1.8%, and commercial properties declined by 1.4%, for four years in a row after January 1, 2004.

According to Teikoku Databank, a Japanese research institution, the number of companies who filed for legal bankruptcy in Japan between April 2007 and March 2008 was approximately 11,300, an increase of approximately 18% from the previous fiscal year, mainly due to an increase in legal bankruptcies of small sized companies, especially in construction, retail, and service sectors. Similarly, the aggregate amount of liabilities subject to bankruptcy filings for the same period was approximately ¥5.5 trillion, an increase of approximately 5% from the previous fiscal year, owing to an increase in the number of bankruptcy filings and a large-scale real estate related bankruptcy.

International Financial Markets

With respect to the international financial and economic environment for the fiscal year ended March 31, 2008, uncertainty about the outlook for overseas economies, especially the United States economy, significantly increased. The US economy has further decelerated since the beginning of 2008 due to the turmoil in the financial markets triggered by the collapse of the residential mortgage market which has resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States. Meanwhile, the European economy has shown clear signs of slowdown. In contrast, economies of the emerging countries, such as the Chinese economy, sustained high growth.

In the United States, the target for the federal funds rate has been lowered by 3.0 percentage points to 2.25% in total since last fall in response to the deteriorating market conditions until March 2008, and was further lowered to 2.00% in April 2008. In the EU, the European Central Bank kept its key interest rate unchanged at 4.0% due to the strong concern about inflation in Europe until March 2008, and raised it 0.25 percentage points to 4.25% in July 2008.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. The notes to our consolidated financial statements included elsewhere in this Annual Report provide a summary of our significant accounting policies. The following is a summary of the critical accounting estimates:

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of probable losses in our loan portfolio. The evaluation process, including credit-ratings and self-assessments, involves a number of estimates and judgments. The allowance is based on two principles of accounting: (1) SFAS No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and can be estimated; and (2) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures,” which require that losses be accrued based on the difference between the loan balance, on the one hand, and the present value of expected future cash flows discounted at the loan’s effective interest rate and the fair value of collateral or the loan’s observable market value, on the other hand.

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

The allowance for specifically identified problem loans, which represent large-balance, non-homogeneous loans that have been individually determined to be impaired, is calculated by using various techniques to arrive at an estimate of loss. Historical loss information, discounted cash flows, fair value of collateral and secondary market information are all used to estimate those losses.

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

Our actual losses could be more or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in the allocated allowance. For further information regarding our allowance for credit losses, see “—B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

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

Impairment of Investment Securities

US GAAP requires the recognition in earnings of an impairment loss on investment securities for a decline in fair value that is other than temporary. Determination of whether a decline is other than temporary often involves estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss has been incurred at the balance sheet date. These judgments are based on subjective as well as objective factors. We conduct a review semi-annually to identify and evaluate investment securities that have indications of possible impairment. The assessment of other than temporary impairment requires judgment and therefore can have an impact on the results of operations. Impairment is evaluated considering various factors, and their significance varies from case to case.

Debt and marketable equity securities. In determining whether a decline in fair value below cost is other than temporary for a particular security, we generally consider factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value. In addition, indicators of an other than temporary decline for both debt and marketable equity securities include, but are not limited to, the extent of decline in fair value below cost and the length of time that the decline in fair value below cost has continued. If a decline in fair value below cost is 20% or more or has continued for six months or more, we generally deem such decline as an indicator of an other than temporary decline. We also consider the current financial condition and near-term prospects of issuers primarily based on the credit standing of the issuers as determined by our credit rating system.

Certain securities held by BTMU, MUTB and certain other subsidiaries, which primarily consist of debt securities issued by the Japanese national government and generally considered to be of minimal credit risk, were determined not to be impaired in some cases, on the basis of the respective subsidiary’s ability and positive intent to hold such securities to maturity.

The determination of other than temporary impairment for certain securities held by UNBC, our US subsidiary, which primarily consist of securities backed by the full faith and credit of the US government and corporate asset-backed and debt securities, are made on the basis of a cash flow analysis of securities and/or the ability of UNBC to hold such securities to maturity.

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

For further information on the amount of the impairment losses and the aggregate amount of unrealized gross losses on investment securities, see Note 6 to our consolidated financial statements included elsewhere in this Annual Report.

Income Taxes

Valuation of deferred tax assets.    A valuation allowance for deferred tax assets is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Future realization of the tax benefit of existing deductible temporary differences or carryforwards ultimately depends on the existence of sufficient taxable income in future periods.

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

Among other factors, forecasted operating results, which serve as the basis of our estimation of future taxable income, have a significant effect on the amount of the valuation allowance. In developing forecasted operating results, we assume that our operating performance is stable for certain entities where strong positive evidence exists, including core earnings based on past performance over a certain period of time. The actual results may be adversely affected by unexpected or sudden changes in interest rates as well as an increase in credit-related expenses due to the deterioration of economic conditions in Japan and material declines in the Japanese stock market to the extent that such impacts exceed our original forecast. In addition, near-term taxable income is also influential on the amount of the expiration of unused operating loss carryforwards since the Japanese corporate tax law permits operating losses to be deducted for a predetermined period generally no longer than seven years. For further information on the amount of operating loss carryforwards and the expiration dates, see Note 11 to our consolidated financial statements included elsewhere in this Annual Report.

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates as discussed above, the currently established allowance may not be sufficient. If the estimated allowance is not sufficient, we will incur additional deferred tax expenses, which could materially affect our operating results and financial condition in future periods.

Tax reserves.    We provide reserves for unrecognized tax benefits as required under FASB Interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.” In applying the standards of the Interpretation, we consider the relative risks and merits of positions taken in tax returns filed and to be filed, considering statutory, judicial, and regulatory guidance applicable to those positions.

The Interpretation requires us to make assumptions and judgments about potential outcomes that lie outside management’s control. To the extent the tax authorities disagree with our conclusions, and depending on the final resolution of those disagreements, our effective tax rate may be materially affected in the period of final settlement with tax authorities.

Accounting for Goodwill and Intangible Assets

US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a two-step process that begins with an estimation of the fair value of a reporting unit of our business, which is to be compared with the carrying amount of the unit, to identify potential impairment of goodwill. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. For a reporting unit for which an observable quoted market price is available, the price is used for the fair value and control premium is also considered. For a reporting unit which an observable quoted market price is not available, the fair value is determined using an income approach. In the income approach, discounted cash flows are calculated by taking the net present value based on each reporting unit’s internal forecasts. Cash flows are discounted using a discount rate approximating the weighted average cost of capital, and the discount rate reflects current market capitalization. A control premium factor is considered for the market capitalization as well. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss recorded in income. This test requires comparison of the implied fair value of the unit’s goodwill with the carrying amount of that goodwill. The estimate of the implied fair value of the reporting unit’s goodwill requires us to allocate the fair value of a reporting unit to all of the assets and liabilities of that reporting unit, including unrecognized intangible assets, if any, since the implied fair value is determined as the excess of the fair value of a reporting unit over the net amounts assigned to its assets and liabilities in the allocation. Accordingly, the second step of the impairment test also requires an estimate of the fair value of individual assets and liabilities, including any unrecognized intangible assets that belong to that unit. A change in the estimation could have an impact on impairment recognition since it is driven by hypothetical assumptions, such as customer behavior and interest rate forecasts. The estimation is based on information available to management at the time the estimation is made.

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

Accrued Severance Indemnities and Pension Liabilities

We have defined retirement benefit plans, including lump-sum severance indemnities and pension plans, which cover substantially all of our employees. Severance indemnities and pension costs are calculated based upon a number of actuarial assumptions, including discount rates, expected long-term rates of return on our plan assets and rates of increase in future compensation levels. In accordance with US GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, and affect our recognized net periodic pension costs and accrued severance indemnities and pension obligations in future periods. Differences in actual experience or changes in assumptions may affect our financial condition and operating results in future periods.

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

We adopted the recognition provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” as of March 31, 2007. See “Accounting Changes—Defined Benefit Pension and Other Postretirement Plans” in Note 1 and Note 17 to our consolidated financial statements included elsewhere in this Annual Report for further information.

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

The estimated fair values of financial instruments without quoted market prices were as follows:

	At March 31,
	2007	2008
	(in billions)
Financial assets:
Trading account assets, excluding derivatives	¥6,927	¥8,381
Investment securities	40,556	35,819
Derivative financial instruments, net	—	834
Financial liabilities:
Trading account liabilities, excluding derivatives	797	215
Obligations to return securities received as collateral	3,649	5,084
Derivative financial instruments, net	67	—

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

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

A.	Operating Results

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions)
Interest income	¥2,530.7	¥3,915.7	¥4,366.8
Interest expense	882.1	1,585.9	2,087.1

Net interest income	1,648.6	2,329.8	2,279.7

Provision for credit losses	110.2	358.6	385.7
Non-interest income	1,067.4	1,947.9	1,778.1
Non-interest expense	2,076.1	2,784.2	3,659.7

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	529.7	1,134.9	12.4
Income tax expense	165.5	552.8	553.1

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	364.2	582.1	(540.7)
Income (loss) from discontinued operations—net	9.0	(0.8)	(1.7)
Cumulative effect of a change in accounting principle, net of tax	(9.7)	—	—

Net income (loss)	¥363.5	¥581.3	¥(542.4)

We reported a net loss of ¥542.4 billion for the fiscal year ended March 31, 2008, compared to a net income of ¥581.3 billion for the fiscal year ended March 31, 2007. Our basic loss per common share (net loss available to common shareholders) for the fiscal year ended March 31, 2008 was ¥54.05, compared with our basic earnings per common share of ¥29.86 for the fiscal year ended March 31, 2007. Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle for the fiscal year ended March 31, 2008 was ¥12.4 billion, compared with ¥1,134.9 billion for the fiscal year ended March 31, 2007.

Our merger with UFJ Holdings completed on October 1, 2005 was the major factor in many of the changes in our consolidated statements of operations between the two fiscal years ended March 31, 2006 and 2007. The results for the fiscal year ended March 31, 2006 reflect the pre-merger results of MTFG for the six months ended September 30, 2005 and the post-merger results of MUFG for the six months ended March 31, 2006. The results for the fiscal years ended March 31, 2007 and 2008 reflect the post-merger results of MUFG for the full twelve-month period.

Net Interest Income

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006		2007		2008
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥104,942.8	1.30%	¥130,196.1	1.63%	¥123,196.2	1.78%
Foreign	30,442.5	3.85	38,571.2	4.65	49,271.1	4.41

Total	¥135,385.3	1.87%	¥168,767.3	2.32%	¥172,467.3	2.53%

Financed by:
Interest-bearing funds:
Domestic	¥98,788.9	0.37%	¥122,332.7	0.54%	¥123,231.9	0.69%
Foreign	19,331.3	2.65	24,463.3	3.78	32,920.1	3.74

Total	118,120.2	0.75	146,796.0	1.08	156,152.0	1.34
Non-interest-bearing funds	17,265.1	—	21,971.3	—	16,315.3	—

Total	¥135,385.3	0.65%	¥168,767.3	0.94%	¥172,467.3	1.21%

Spread on:
Interest-bearing funds		1.12%		1.24%		1.19%
Total funds		1.22%		1.38%		1.32%

We use interest rate and other derivative contracts for hedging the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading positions. Therefore, our net interest income for each of the fiscal years ended March 31, 2006, 2007 and 2008 was not materially affected by gains or losses resulting from such derivative instruments.

For a detailed discussion of our risk management systems, refer to “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Net interest income for the fiscal year ended March 31, 2008 was ¥2,279.7 billion, a decrease of ¥50.1 billion, from ¥2,329.8 billion for the fiscal year ended March 31, 2007. This decrease was mainly due to an increase in the average interest rate on domestic interest-bearing funds and an increase in the average balance of foreign interest-bearing funds. These increases offset the effect of the increase in the average balance of foreign interest-earning assets.

The average interest rate spread on interest-bearing funds decreased five basis points from 1.24% for the fiscal year ended March 31, 2007 to 1.19% for the fiscal year ended March 31, 2008. For the fiscal year ended March 31, 2007, the average rate on interest-earning assets increased partly due to an increase in the expected cash flows from impaired loans acquired in the merger with UFJ Holdings, which cash flows are accounted for as adjustments to accretable yields under Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” For the fiscal year ended March 31, 2008, the increase in the expected cash flows from such impaired loans was smaller than that for the previous fiscal year. The average interest rate spread on total funds decreased, showing a decrease of six basis points from 1.38% for the fiscal year ended March 31, 2007 to 1.32% for the fiscal year ended March 31, 2008.

Average interest-earning assets for the fiscal year ended March 31, 2008 were ¥172,467.3 billion, an increase of ¥3,700.0 billion, from ¥168,767.3 billion for the fiscal year ended March 31, 2007. The increase was primarily attributable to an increase of ¥3,494.3 billion in foreign call loans, funds sold, and receivables under resale agreements and securities borrowing transactions, an increase of ¥3,493.3 billion in foreign loans, an increase of ¥1,600.7 billion in foreign interest-earning deposits in other banks and an increase of ¥1,538.8 billion in foreign investment securities. These increases were partially offset by a decrease of ¥4,718.6 billion in domestic investment securities and a decrease of ¥2,016.9 billion in domestic loans. The increase in foreign loans was mainly due to the growth of the lending to Japanese and non-Japanese customers in Asia, the United States and Europe.

Average interest-bearing funds for the fiscal year ended March 31, 2008 were ¥156,152.0 billion, an increase of ¥9,356.0 billion, from ¥146,796.0 billion for the fiscal year ended March 31, 2007. The increase was primarily attributable to an increase of ¥3,779.3 billion in foreign interest-bearing deposits, an increase of ¥3,494.3 billion in foreign call money, funds purchased, and payables under repurchase agreements and securities lending transactions and an increase of ¥2,183.3 billion in domestic deposits. The increase in foreign interest-bearing deposits was mainly due to the fact that large deposits from foreign central banks and government sponsored investment corporations increased in response to the recent difficult market conditions.

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

Average interest-bearing funds for the fiscal year ended March 31, 2007 were ¥146,796.0 billion, an increase of ¥28,675.8 billion, from ¥118,120.2 billion for the fiscal year ended March 31, 2006. The increase was primarily attributable to an increase in domestic interest-bearing deposits. The increase in domestic interest-bearing deposits was mainly due to the fact that the fiscal year ended March 31, 2006 reflected only six months of the post-merger MUFG (with the first half of the fiscal year reflecting the pre-merger MTFG only), while the fiscal year ended March 31, 2007 reflected the post-merger MUFG for the full twelve-month period.

Provision for Credit Losses

Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For a description of the approach and methodology used to establish the allowance for credit losses, see “—B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Provision for credit losses for the fiscal year ended March 31, 2008 was ¥385.7 billion, an increase of ¥27.1 billion from ¥358.6 billion for the fiscal year ended March 31, 2007. The increase in provision for credit losses was mainly due to the downgrade in credit rating of certain overseas borrowers.

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

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions)
Fees and commissions:
Trust fees	¥121.4	¥146.0	¥156.3
Fees on funds transfer and service charges for collections	105.5	151.3	152.9
Fees and commissions on international business	62.2	70.2	69.7
Fees and commissions on credit card business	110.1	164.2	138.0
Service charges on deposits	35.9	37.5	36.1
Fees and commissions on securities business	145.2	136.6	130.7
Fees on real estate business	45.8	60.2	44.5
Insurance commissions	48.5	52.2	43.0
Fees and commissions on stock transfer agency services	39.4	73.7	72.3
Guarantee fees	53.1	88.3	86.3
Fees on investment funds business	79.7	152.8	161.5
Other fees and commissions	186.5	274.2	225.8

Total	1,033.3	1,407.2	1,317.1

Foreign exchange gains (losses)—net	(322.4)	(162.0)	1,295.9
Trading account profits—net:
Net profits (losses) on interest rate and other derivative contracts	(347.1)	212.8	520.6
Net profits (losses) on trading account securities, excluding derivatives	363.5	192.0	(122.2)

Total	16.4	404.8	398.4

Investment securities gains (losses)—net:
Net gains on sales of securities available for sale:
Debt securities	155.7	188.5	1.2
Marketable equity securities	196.7	105.7	83.8
Impairment losses on securities available for sale:
Debt securities	(275.9)	(38.1)	(1,169.1)
Marketable equity securities	(5.2)	(71.3)	(331.3)
Other	18.6	53.5	42.3

Total	89.9	238.3	(1,373.1)
Equity in earnings (losses) of equity method investees	22.3	(56.9)	(34.5)
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	103.0	—	—
Gains on sales of loans	34.8	23.1	11.8
Other non-interest income	90.1	93.4	162.5

Total non-interest income	¥1,067.4	¥1,947.9	¥1,778.1

Net foreign exchange gains (losses) primarily include transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies and net gains (losses) on currency derivative instruments entered into for trading purposes. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. In principle, all transaction gains (losses) on translation of monetary liabilities denominated in foreign currencies are included in current earnings. Transaction gains (losses) on translation into Japanese yen of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings, but are reflected in other changes in equity from nonowner sources. However, if we recognize an impairment loss on foreign currency-denominated securities available for sale due to the appreciation of the Japanese yen against the relevant foreign currency, such impairment loss is included in current earnings as part of investment securities losses.

Net trading account profits primarily include net gains (losses) on trading account securities and interest rate and other derivative instruments entered into for trading purposes. Trading account assets or liabilities are carried at fair value and any changes in the value of trading account assets or liabilities, including interest rate derivatives, are recorded in net trading account profits. Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net investment securities gains (losses) primarily include net gains on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as securities available for sale. In addition, impairment losses are recognized as an offset of net investment securities gains (losses) when management concludes that declines in fair value of investment securities are other than temporary.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Non-interest income for the fiscal year ended March 31, 2008 was ¥1,778.1 billion, a decrease of ¥169.8 billion, from ¥1,947.9 billion for the fiscal year ended March 31, 2007. This decrease was primarily due to a decrease of ¥1,611.4 billion in net investment securities gains and a decrease of ¥90.1 billion in fees and commissions. These decreases were offset by an increase of ¥1,457.9 billion in net foreign exchange gains and an increase of ¥69.1 billion in other non-interest income.

Fees and commissions

Fees and commissions for the fiscal year ended March 31, 2008 were ¥1,317.1 billion, a decrease of ¥90.1 billion, from ¥1,407.2 billion for the fiscal year ended March 31, 2007. This decrease was primarily attributable to a decrease of ¥48.4 billion in other fees and commissions, a decrease of ¥26.2 billion in fees and commissions on credit card business, and a decrease of ¥15.7 billion in fees on real estate business due to a decrease of business volume.

Net foreign exchange gains (losses)

Net foreign exchange gains for the fiscal year ended March 31, 2008 were ¥1,295.9 billion, compared to net foreign exchange losses of ¥162.0 billion for the fiscal year ended March 31, 2007. The improvement in foreign exchange gains (losses) was due mainly to the larger appreciation of the Japanese yen against the US dollar in the fiscal year ended March 31, 2008, compared to the fiscal year ended March 31, 2007. For reference, the foreign exchange rate expressed in Japanese yen per US$1.00 by BTMU was ¥117.47 at March 31, 2006, ¥118.05 at March 30, 2007 and ¥100.19 at March 31, 2008. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the Japanese yen.

Net trading account profits

Net trading account profits of ¥398.4 billion were recorded for the fiscal year ended March 31, 2008, compared to net trading account profits of ¥404.8 billion for the fiscal year ended March 31, 2007.

Net profits (losses) on interest rate and other derivative contracts were largely affected by the impact of the decrease (increase) in Japanese long-term interest rates on interest rate swaps principally held for risk management purposes. Although such contracts are generally entered into for risk management purposes, a majority of them did not meet the conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading positions.

Though Japanese yen short-term interest rates generally rose during the fiscal year ended March 31, 2008 compared to the previous fiscal year, long-term interest rates generally declined. This decline in long-term interest rates had a favorable impact on our interest rate swap portfolios, in which we generally maintained net receive-fix and pay-variable positions, for managing interest rate risks on domestic deposits. The increase in net profits on interest rate and other derivative contracts of ¥307.8 billion was offset by a decrease in net profits on trading account securities, excluding derivatives of ¥314.2 billion, primarily reflecting the increase in loss on sales and revaluation from trading in debt and equity securities primarily due to unfavorable market conditions.

Net investment securities gains (losses)

Net investment securities losses for the fiscal year ended March 31, 2008 were ¥1,373.1 billion, compared to net investment securities gains of ¥238.3 billion for the fiscal year ended March 31, 2007.

The net investment securities losses for the fiscal year ended March 31, 2008 mainly reflected the impairment losses of ¥1,169.1 billion on debt securities available for sale and of ¥331.3 billion on marketable equity securities available for sale. The increase in impairment losses on debt securities was mainly due to the appreciation of the Japanese yen against US dollar in the fiscal year ended March 31, 2008, compared to the fiscal year ended March 31, 2007. The amount of impairment losses attributable to the appreciation of the Japanese yen against foreign currencies was ¥863.2 billion. The increase in impairment losses on marketable equity securities was due to a decline in Japanese stock prices in the fiscal year 2008. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, was ¥17,287.65 at March 30, 2007 and ¥12,525.54 at March 31, 2008.

Equity in earnings (losses) of equity method investees

We recorded equity in losses of equity method investees of ¥34.5 billion for the fiscal year ended March 31, 2008, compared to equity in losses of equity method investees of ¥56.9 billion for the fiscal year ended March 31, 2007. The decrease in losses in the fiscal year ended March 31, 2008 was mainly due to reduced losses of an equity method investee in the consumer finance business.

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

Net foreign exchange gains (losses)

Net foreign exchange losses for the fiscal year ended March 31, 2007 were ¥162.0 billion, compared to net foreign exchange losses of ¥322.4 billion for the fiscal year ended March 31, 2006. The improvement in foreign exchange losses was due mainly to the smaller depreciation of the Japanese yen against foreign currencies in the fiscal year ended March 31, 2007, compared to the fiscal year ended March 31, 2006. For reference, the foreign exchange rate expressed in Japanese yen per US$1.00 by BTMU was ¥107.39 at March 31, 2005, ¥117.47 at March 31, 2006 and ¥118.05 at March 30, 2007. The foreign exchange rate expressed in Japanese yen per €1.00 by BTMU was ¥138.87 at March 31, 2005, ¥142.81 at March 31, 2006 and ¥157.33 at March 30, 2007. All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. As we maintain monetary liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains (losses) fluctuate with the appreciation (depreciation) of the Japanese yen.

Net trading account profits (losses)

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

Net investment securities gains (losses)

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

Equity in earnings (losses) of equity method investees

We recorded equity in losses of equity method investees for the fiscal year ended March 31, 2007 of ¥56.9 billion, compared to equity in earnings of equity method investees of ¥22.3 billion for the fiscal year ended March 31, 2006. The negative change in the fiscal year ended March 31, 2007 was mainly due to losses in an equity method investee in the consumer finance business.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions)
Salaries and employee benefits	¥746.4	¥862.4	¥909.8
Occupancy expenses—net	146.9	179.4	173.2
Fees and commission expenses	218.4	238.0	218.1
Outsourcing expenses, including data processing	168.0	267.9	248.2
Depreciation of premises and equipment	81.3	118.9	179.6
Amortization of intangible assets	179.5	264.9	252.9
Impairment of intangible assets	0.3	184.8	78.7
Insurance premiums, including deposit insurance	89.7	112.8	112.4
Minority interest in income of consolidated subsidiaries	157.2	16.9	39.4
Communications	44.4	62.2	65.3
Taxes and public charges	58.3	79.7	83.4
Provision for repayment of excess interest	12.9	106.2	2.8
Impairment of goodwill	—	—	893.7
Other non-interest expenses	172.8	290.1	402.2

Total non-interest expense	¥2,076.1	¥2,784.2	¥3,659.7

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Non-interest expense for the fiscal year ended March 31, 2008 was ¥3,659.7 billion, an increase of ¥875.5 billion from the previous fiscal year. This increase was primarily due to the impairment of goodwill which we recorded during the fiscal year ended March 31, 2008 in the amount of ¥893.7 billion, but for which we did not record any amount for the previous fiscal year. The increase in non-interest expenses was partially offset by decreases in impairment of intangible assets and provision for repayment of excess interest.

Salaries and employee benefits

Salaries and employee benefits for the fiscal year ended March 31, 2008 were ¥909.8 billion, an increase of ¥47.4 billion from ¥862.4 billion for the previous fiscal year. This increase was mainly due to an increase in the one-time severance payments related to an early retirement program, totaling approximately ¥37 billion, made by a consumer finance subsidiary.

Depreciation of premises and equipment

Depreciation of premises and equipment for the fiscal year ended March 31, 2008 was ¥179.6 billion, an increase of ¥60.7 billion from ¥118.9 billion for the previous fiscal year. This increase primarily reflected the fact that we reviewed the salvage values of premises and equipment and decided to change the estimated salvage values of these assets to ¥1 during the fiscal year ended March 31, 2008. This change had an adverse impact on our income from continuing operations before income tax expense and net loss of ¥53 billion and ¥31 billion, respectively, for the fiscal year ended March 31, 2008. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

Impairment of intangible assets

Impairment of intangible assets for the fiscal year ended March 31, 2008 was ¥78.7 billion, a decrease of ¥106.1 billion, from ¥184.8 billion for the previous fiscal year. The decrease was mainly due to our having no impairment of intangible assets related to a subsidiary in the consumer finance business whereas a significant amount was provided during the previous fiscal year.

Provision for repayment of excess interest

Provision for repayment of excess interest for the fiscal year ended March 31, 2008 was ¥2.8 billion, a decrease of ¥103.4 billion from ¥106.2 billion for the previous fiscal year. The decrease was mainly due to a decrease in the provision for repayment of excess interest at our consumer finance subsidiaries.

Impairment of goodwill

In the fiscal year ended March 31, 2008, we recorded an impairment of goodwill of ¥893.7 billion. We recorded an impairment in goodwill due to, among other factors, the recent global financial market instability which negatively impacted the fair value of our reporting units for purposes of our periodic testing of goodwill for impairment. We did not record an impairment of goodwill for the fiscal year ended March 31, 2007. For further information, see Note 10 to our consolidated financial statements included elsewhere in this Annual Report.

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

Outsourcing expenses, including data processing

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

Income Tax Expense

The following table presents a summary of our income tax expense:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions, except percentages)
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥529.7	¥1,134.9	¥12.4
Income tax expense	¥165.5	¥552.8	¥553.1
Effective income tax rate	31.2%	48.7%	4,476.3%
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2006, 2007 and 2008 are summarized as follows:

	Fiscal years ended March 31,
	2006	2007	2008
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.7	0.2	24.9
Dividends from foreign subsidiaries	1.6	0.9	101.8
Foreign tax credit and payments	1.4	0.8	10.2
Lower tax rates applicable to income of subsidiaries	(6.9)	(0.5)	(79.0)
Minority interests	9.5	0.6	143.7
Change in valuation allowance	0.2	7.2	1,400.7
Realization of previously unrecognized tax effects of subsidiaries	(16.5)	—	(5.0)
Nontaxable dividends received	(1.7)	(1.4)	(152.3)
Tax expense on capital transactions by a subsidiary	4.4	—	—
Impairment of goodwill	—	—	2,937.4
Undistributed earnings of subsidiaries	2.2	0.9	36.3
Other—net	(4.3)	(0.6)	17.0

Effective income tax rate	31.2%	48.7%	4,476.3%

The effective income tax rate of 4,476.3% for the fiscal year ended March 31, 2008 was 4,435.7 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This higher tax rate was primarily due to the fact that an impairment of goodwill was recorded under US GAAP, decreasing our income from continuing operations before income tax expense and cumulative effect of a change in accounting principle to ¥12.4 billion for the fiscal year ended March 31, 2008. Under Japanese tax law, such impairment of goodwill was not deductible in computing our taxable income and, accordingly, our income tax expense was significantly higher in comparison to our income from continuing operations before income tax expense and cumulative effect of a change in accounting principle reported under US GAAP. In addition, the higher effective income tax rate reflected an additional valuation allowance related to operating loss carryforwards that were no longer deemed to be “more likely than not” to be realized, due to a decline in estimated future taxable income resulting from the downturn in financial and banking businesses caused by disruptions in the global financial markets.

The effective income tax rate of 48.7% for the fiscal year ended March 31, 2007 was 8.1 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This higher tax rate primarily reflected an addition of valuation allowance for certain companies, including a subsidiary in the consumer finance business.

The effective income tax rate of 31.2% for the fiscal year ended March 31, 2006 was 9.4 percentage points lower than the combined normal effective statutory tax rate of 40.6%. This lower tax rate primarily reflected realization of previously unrecognized tax effects in conjunction with the liquidation of certain subsidiaries and recognition of tax benefits through the reorganization of business within the MUFG Group, which were partly offset by certain items, including minority interests and tax expense on capital transactions by a subsidiary.

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

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate, and Trust Assets. This integrated business group system is intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries. Under this system, as the holding company, we formulate strategy for the Group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within the Group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

Operations that are not covered by the integrated business group system are classified under Global Markets and Other.

The following is a brief explanation of our business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers. As of March 31, 2008, BTMU owned approximately 65% of UNBC, whose shares are listed on the New York Stock Exchange. UNBC is a bank holding company, whose primary subsidiary, Union Bank of California, N.A., or UBOC, is one of the largest commercial banks in California by both total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. On August 29, 2008, BTMU commenced a cash tender offer to acquire all of the shares of UNBC’s common stock not owned by us. For further information, see “—Recent Developments.”

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

Other—Consists mainly of the corporate centers of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

The following table sets forth the net revenue, operating expenses and operating profits (loss) of each of our business segments for the periods indicated. Our merger with UFJ Holdings completed on October 1, 2005 was the major factor in the changes in many of the items in our consolidated statements of operations between the fiscal years ended March 31, 2006 and 2007. The results for the fiscal year ended March 31, 2006 reflect the pre-merger results of MTFG for the six months ended September 30, 2005 and the post-merger results of MUFG for the six months ended March 31, 2006. The results for the fiscal years ended March 31, 2007 and 2008 reflect the post-merger results of MUFG for the full twelve-month period. Effective April 1, 2007, there were changes made in the managerial accounting methods, including those regarding revenue and expense distribution among MUFG’s business segments. The presentation set forth below has been reclassified to conform to the new basis of managerial accounting. For further information, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

(in billions)	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total

Fiscal year ended March 31, 2006
Net revenue	¥918.2	¥1,040.7	¥234.7	¥350.3	¥585.0	¥1,625.7	¥123.4	¥369.8	¥(31.4)	¥3,005.7
Operating expenses	624.4	389.1	157.4	202.3	359.7	748.8	75.6	47.2	137.3	1,633.3

Operating profit (loss)	¥293.8	¥651.6	¥77.3	¥148.0	¥225.3	¥876.9	¥47.8	¥322.6	¥(168.7)	¥1,372.4

Fiscal year ended March 31, 2007
Net revenue	¥1,300.1	¥1,297.6	¥303.4	¥324.3	¥627.7	¥1,925.3	¥194.2	¥367.9	¥14.8	¥3,802.3
Operating expenses	919.5	537.5	178.4	200.8	379.2	916.7	103.8	54.9	177.0	2,171.9

Operating profit (loss)	¥380.6	¥760.1	¥125.0	¥123.5	¥248.5	¥1,008.6	¥90.4	¥313.0	¥(162.2)	¥1,630.4

Fiscal year ended March 31, 2008
Net revenue	¥1,328.9	¥1,190.4	¥305.1	¥296.4	¥601.5	¥1,791.9	¥198.5	¥275.3	¥25.5	¥3,620.1
Operating expenses	957.8	572.0	183.4	187.6	371.0	943.0	98.5	56.8	192.8	2,248.9

Operating profit (loss)	¥371.1	¥618.4	¥121.7	¥108.8	¥230.5	¥848.9	¥100.0	¥218.5	¥(167.3)	¥1,371.2

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Net revenue of the Integrated Retail Banking Business Group increased ¥28.8 billion from ¥1,300.1 billion for the fiscal year ended March 31, 2007 to ¥1,328.9 billion for the fiscal year ended March 31, 2008. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations, such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to increases in net fees and revenue from the deposits and the revenue from kabu.com Securities, an online securities company that became a consolidated subsidiary during the fiscal year ended March 31, 2008.

Operating expenses of the Integrated Retail Banking Business Group increased ¥38.3 billion from ¥919.5 billion for the fiscal year ended March 31, 2007 to ¥957.8 billion for the fiscal year ended March 31, 2008. The increase in operating expenses was due to an increase in expenses related to the integration of IT systems mainly for our merged commercial bank subsidiaries.

Operating profit of the Integrated Retail Banking Business Group decreased ¥9.5 billion from ¥380.6 billion for the fiscal year ended March 31, 2007 to ¥371.1 billion for the fiscal year ended March 31, 2008. This decrease was mainly due to the increase in operating expenses as stated above.

Net revenue of the Integrated Corporate Banking Business Group decreased ¥133.4 billion from ¥1,925.3 billion for the fiscal year ended March 31, 2007 to ¥1,791.9 billion for the fiscal year ended March 31, 2008. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenues from lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The decrease in net revenue was mainly due to decreased net revenue in domestic businesses resulting from a decrease in interest spread and lending volume.

With regard to the domestic businesses, net revenue of ¥1,190.4 billion, a decrease of ¥107.2 billion from the previous fiscal year, was recorded for the fiscal year ended March 31, 2008. This decrease was mainly due to a decrease in net interest income from loans and fees related to securities businesses. Intensified competition with other financial institutions increased downward pressure on the interest spread of our lending operations to large and medium-sized Japanese companies, and the recent deterioration in financial markets led to lower transaction volume in securities businesses.

With regard to the overseas businesses, net revenue of ¥601.5 billion, a decrease of ¥26.2 billion from the previous fiscal year, was recorded for the fiscal year ended March 31, 2008. Although lending and foreign exchange businesses to Japanese and non-Japanese corporate clients in growing markets in Asia as well as the markets in the Americas and Europe contributed to the expansion of our overseas businesses, net revenue decreased due to further appreciation of the Japanese yen against the US dollar.

Operating expenses of the Integrated Corporate Banking Business Group were ¥943.0 billion for the fiscal year ended March 31, 2008, an increase of ¥26.3 billion from the fiscal year ended March 31, 2007.

Operating profit of the Integrated Corporate Banking Business Group decreased ¥159.7 billion from ¥1,008.6 billion for the fiscal year ended March 31, 2007 to ¥848.9 billion for the fiscal year ended March 31, 2008. This decrease was mainly due to the decrease in net revenue as stated above.

Net revenue of the Integrated Trust Assets Business Group increased ¥4.3 billion from ¥194.2 billion for the fiscal year ended March 31, 2007 to ¥198.5 billion for the fiscal year ended March 31, 2008. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. The increase in net revenue was mainly due to an increase in business in investment trusts.

Operating expenses of the Integrated Trust Assets Business Group decreased ¥5.3 billion from ¥103.8 billion for the fiscal year ended March 31, 2007 to ¥98.5 billion for the fiscal year ended March 31, 2008. This decrease was mainly due to a decrease in costs of retirement benefits.

Operating profit of the Integrated Trust Assets Business Group increased ¥9.6 billion from ¥90.4 billion for the fiscal year ended March 31, 2007 to ¥100.0 billion for the fiscal year ended March 31, 2008. This increase was mainly due to the decrease in operating expenses as stated above.

Net revenue of Global Markets decreased ¥92.6 billion from ¥367.9 billion for the fiscal year ended March 31, 2007 to ¥275.3 billion for the fiscal year ended March 31, 2008. The decrease in net revenue was mainly due to losses on sales and impairment losses of investment securities, including asset-backed securities.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Net revenue of the Integrated Retail Banking Business Group increased ¥381.9 billion, from ¥918.2 billion for the fiscal year ended March 31, 2006 to ¥1,300.1 billion for the fiscal year ended March 31, 2007. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations, such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to increases in net fees and revenue from the deposits and consumer finance businesses, including those of UFJ NICOS (presently Mitsubishi UFJ NICOS). These increases primarily reflected the fact that the fiscal year ended March 31, 2006 reflected only six months of the post-merger MUFG (with the first half of the fiscal year reflecting the pre-merger MTFG only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger MUFG for the full twelve-month period. Other factors which increased net revenue were increases in fee income from investment trusts and in interest spread from our domestic Japanese Yen deposits.

Operating expenses of the Integrated Retail Banking Business Group increased ¥295.1 billion, from ¥624.4 billion for the fiscal year ended March 31, 2006 to ¥919.5 billion for the fiscal year ended March 31, 2007. The increase primarily reflected the fact that operating expenses for the fiscal year ended March 31, 2006 reflected only those of the post-merger MUFG for six months (with the first half of the fiscal year reflecting those of the pre-merger MTFG only), while operating expenses for the fiscal year ended March 31, 2007 reflected those of the post-merger MUFG for the full twelve-month period. An increase in general expenses due to the expansion of our consumer finance business also increased our operating expenses.

Operating profit of the Integrated Retail Banking Business Group increased ¥86.8 billion from ¥293.8 billion for the fiscal year ended March 31, 2006 to ¥380.6 billion for the fiscal year ended March 31, 2007. This increase was mainly due to the increase in net revenue, as stated above.

Net revenue of the Integrated Corporate Banking Business Group increased ¥299.6 billion, from ¥1,625.7 billion for the fiscal year ended March 31, 2006 to ¥1,925.3 billion for the fiscal year ended March 31, 2007. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenue from lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The increase in net revenue was due mainly to increased net revenue in domestic businesses, resulting from the merger with UFJ Holdings.

With regard to the domestic businesses, net revenue of ¥1,297.6 billion, an increase of ¥256.9 billion from the previous fiscal year, was recorded for the fiscal year ended March 31, 2007. The increase primarily reflected the fact that net revenue for the fiscal year ended March 31, 2006 reflected only that of the post-merger MUFG for six months (with the first half of the fiscal year reflecting that of the pre-merger MTFG only), while net revenue for the fiscal year ended March 31, 2007 reflected that of the post-merger MUFG for the full twelve- month period. As a result, net revenue in most areas, such as net interest income from loans, and fees related to investment banking, settlements and securities businesses, increased. A decrease in interest spread from our lending operations to large- and medium-sized Japanese companies, due to the improved credit of many borrowers and increased competition with other financial institutions, partially offset the increase in net revenue.

With regard to the overseas businesses, net revenue of ¥627.7 billion, an increase of ¥42.7 billion from the previous fiscal year, was recorded for the fiscal year ended March 31, 2007. This increase was mainly due to increased overseas businesses mainly consisting of loans to Japanese corporate clients situated outside Japan. This increase primarily reflected the fact that the fiscal year ended March 31, 2006 reflected only six months of the post-merger MUFG (with the first half of the fiscal year reflecting the pre-merger MTFG only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger MUFG for the full twelve-month period. An increase in lending and foreign exchange businesses to Japanese and non-Japanese corporate clients situated in Asia, excluding Japan, also contributed to the increase in net revenue. On the other hand, net revenue at UNBC decreased mainly due to a decrease in net interest income, caused by the shift in customer deposits from non-interest bearing deposits to interest bearing deposits or other investments, in response to rising short-term interest rates in the United States.

Operating expenses of the Integrated Corporate Banking Business Group increased ¥167.9 billion, from ¥748.8 billion for the fiscal year ended March 31, 2006 to ¥916.7 billion for the fiscal year ended March 31, 2007. The increase primarily reflected the fact that operating expenses for the fiscal year ended March 31, 2006 reflected only those of the post-merger MUFG for six months (with the first half of the fiscal year reflecting those of the pre-merger MTFG only), while operating expenses for the fiscal year ended March 31, 2007 reflected those of the post-merger MUFG for the full twelve-month period.

Operating profit of the Integrated Corporate Banking Business Group increased ¥131.7 billion, from ¥876.9 billion for the fiscal year ended March 31, 2006 to ¥1,008.6 billion for the fiscal year ended March 31, 2007. This increase was due mainly to the increase in net revenue as stated above.

Net revenue of the Integrated Trust Assets Business Group increased ¥70.8 billion, from ¥123.4 billion for the fiscal year ended March 31, 2006 to ¥194.2 billion for the fiscal year ended March 31, 2007. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. The increase in net revenue was mainly due to an increase in business in pension products and investment trusts and the change in the managerial accounting method applied to trust fees. The managerial accounting change resulted in a ¥7.0 billion increase in net revenue and operating profit for the fiscal year ended March 31, 2007 compared to that for the fiscal year ended March 31, 2006. The consolidation of The Master Trust Bank of Japan, Ltd. and KOKUSAI Asset Management Co, Ltd. also contributed to the increase in net revenue. In addition, the increase in net revenue is partly attributable to the fact that net revenue for the fiscal year ended March 31, 2006 reflected only that of the post-merger MUFG for six months (with the first half of the fiscal year reflecting that of the pre-merger MTFG only), while net revenue for the fiscal year ended March 31, 2007 reflected that of the post-merger MUFG for the full twelve-month period.

Operating expenses of the Integrated Trust Assets Business Group increased ¥28.2 billion, from ¥75.6 billion for the fiscal year ended March 31, 2006 to ¥103.8 billion for the fiscal year ended March 31, 2007. The increase primarily reflected the fact that operating expenses for the fiscal year ended March 31, 2006 reflected only those of the post-merger MUFG for six months (with the first half of the fiscal year reflecting those of the pre-merger MTFG only), while operating expenses for the fiscal year ended March 31, 2007 reflected those of the post-merger MUFG for the full twelve-month period. The addition of newly consolidated subsidiaries also contributed to the increase in operating expenses.

Operating profit of the Integrated Trust Assets Business Group increased ¥42.6 billion, from ¥47.8 billion for the fiscal year ended March 31, 2006 to ¥90.4 billion for the fiscal year ended March 31, 2007. This increase was due mainly to the increase in net revenue as stated above.

Net revenue of Global Markets decreased ¥1.9 billion, from ¥369.8 billion for the fiscal year ended March 31, 2006 to ¥367.9 billion for the fiscal year ended March 31, 2007. The decrease in net revenue was mainly caused by the rise in Japanese and foreign currency interest rates, which resulted in a decline in revenue from our bond trading operations in such currencies. This decrease was partially offset by the fact that the fiscal year ended March 31, 2006 reflected only six months of the post-merger MUFG (with the first half of the fiscal year reflecting the pre-merger MTFG only), while the results for the fiscal year ended March 31, 2007 reflected the post-merger MUFG for the full twelve-month period.

Geographic Segment Analysis

The table immediately below sets forth our total revenue, income from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income (loss) on a geographic basis for the fiscal years ended March 31, 2006, 2007 and 2008. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. For further information, see Note 30 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥2,168.6	¥3,668.0	¥4,691.0

Foreign:
United States of America	907.4	1,191.6	228.1
Europe	221.1	540.6	699.8
Asia/Oceania excluding Japan	179.3	270.2	442.0
Other areas(1)	121.6	193.3	84.0

Total foreign	1,429.4	2,195.7	1,453.9

Total	¥3,598.0	¥5,863.7	¥6,144.9

Income (loss) from continuing operations before income tax expense and cumulative effect of a change in accounting principle:
Domestic	¥(25.7)	¥236.8	¥280.2

Foreign:
United States of America	367.9	462.9	(517.6)
Europe	53.6	254.5	91.8
Asia/Oceania excluding Japan	65.5	83.5	183.9
Other areas(1)	68.4	97.2	(25.9)

Total foreign	555.4	898.1	(267.8)

Total	¥529.7	¥1,134.9	¥12.4

Net income (loss):
Domestic	¥(78.4)	¥63.0	¥(227.1)

Foreign:
United States of America	285.3	248.9	(637.3)
Europe	44.4	169.2	121.3
Asia/Oceania excluding Japan	56.6	44.2	232.2
Other areas(1)	55.6	56.0	(31.5)

Total foreign	441.9	518.3	(315.3)

Total	¥363.5	¥581.3	¥(542.4)

Note:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Domestic net loss for the fiscal year ended March 31, 2008 was ¥227.1 billion, compared to a net income of ¥63.0 billion for the fiscal year ended March 31, 2007. This deterioration was mainly due to our recording an impairment of goodwill for the fiscal year ended March 31, 2008.

Foreign net loss for the fiscal year ended March 31, 2008 was ¥315.3 billion, compared to a foreign net income of ¥518.3 billion for the fiscal year ended March 31, 2007. This deterioration primarily reflected the net loss in the United States mainly due to an increase in impairment losses on investment securities denominated in US dollars.

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

Effect of Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

The average exchange rate for the fiscal year ended March 31, 2008 was ¥114.29 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥117.02 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2007 was ¥117.84 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2006 of ¥116.38 per US$1.00.

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by ¥30.7 billion, net interest income by ¥12.3 billion and income before income taxes by ¥0.3 billion, respectively, for the fiscal year ended March 31, 2008.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

The average exchange rate for the fiscal year ended March 31, 2007 was ¥117.02 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥113.31 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2006 was ¥116.38 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2005 of ¥110.21 per US$1.00.

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of increasing total revenue by approximately ¥105 billion, net interest income by approximately ¥37 billion and income before income taxes by approximately ¥19 billion, respectively, for the fiscal year ended March 31, 2007.

B.    Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2008 were ¥190.73 trillion, an increase of ¥4.53 trillion from ¥ 186.20 trillion at March 31, 2007. The increase in total assets mainly reflected increases in net loans of ¥3.66 trillion, trading account assets of ¥2.97 trillion, receivables under resale agreement of ¥ 2.55 trillion, and receivables under securities borrowing transactions of ¥2.01 trillion. These increases were partially offset by a decrease in investment securities of ¥7.23 trillion primarily due to the sale of Japanese government bonds to take advantage of lower market interest rates.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the Japanese yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2007 and 2008 by geographic region based principally on the domicile of the obligors:

	At March 31,
	2007	2008
	(in trillions)
Japan	¥143.11	¥136.67

Foreign:
United States of America	19.21	19.98
Europe	12.67	19.58
Asia/Oceania excluding Japan	6.67	8.25
Other areas(1)	4.54	6.25

Total foreign	43.09	54.06

Total	¥186.20	¥190.73

Note:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.

At March 31, 2008, the foreign exchange rate expressed in Japanese yen per US$1.00 by BTMU was ¥100.19, as compared with ¥118.05 at March 30, 2007. The Japanese yen amount of foreign currency-denominated assets and liabilities decreases as the relevant exchange rates resulted in an increase in the value of the Japanese yen relative to such foreign currencies. The appreciation of the Japanese yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2008 decreased the Japanese yen amount of our total assets by ¥10.56 trillion.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2007 and 2008, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds. Classification of loans by industry at March 31, 2007 has been restated. For further information, see Note 7 to our consolidated financial statements included elsewhere in this Annual report.

	At March 31,
	2007 (Restated)	2008
	(in billions)
Domestic(1):
Manufacturing	¥10,988.3	¥11,322.1
Construction	1,843.0	1,759.4
Real estate	8,307.4	8,248.0
Services	7,069.1	6,707.4
Wholesale and retail	9,430.0	9,437.0
Banks and other financial institutions(2)	4,484.3	4,825.4
Communication and information services	1,170.0	1,152.7
Other industries	10,264.7	10,412.3
Consumer	23,818.0	23,908.6

Total domestic	77,374.8	77,772.9

Foreign:
Governments and official institutions	374.2	316.8
Banks and other financial institutions(2)	1,694.9	2,100.1
Commercial and industrial	13,468.9	16,188.4
Other	2,460.9	2,708.0

Total foreign	17,998.9	21,313.3

Unearned income, unamortized premium—net and deferred loan fees—net	(50.9)	(84.1)

Total(3)	¥95,322.8	¥99,002.1

Notes:

(1)	Since the credit administration system was upgraded, a precise breakdown of the balance of consumer loans by the type of proprietor business became available. As a result, the consumer balances at March 31, 2007 and 2008 do not include those loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. The balances at March 31, 2007 were reclassified accordingly.
(2)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(3)	The above table includes loans held for sale of ¥113.6 billion at March 31, 2007 and ¥505.6 billion at March 31, 2008, which are carried at the lower of cost or estimated fair value.

Loans are our primary use of funds. The average loan balance accounted for 56.62% of total interest-earning assets for the fiscal year ended March 31, 2007 and 56.26% for the fiscal year ended March 31, 2008.

At March 31, 2008, our total loans were ¥99.00 trillion, representing an increase of ¥3.68 trillion from ¥95.32 trillion at March 31, 2007. Before unearned income, unamortized premiums—net and deferred loan fees—net, our loan balance at March 31, 2008 consisted of ¥77.77 trillion of domestic loans and ¥21.31 trillion of foreign loans, while the loan balance at March 31, 2007 consisted of ¥77.37 trillion of domestic loans and ¥18.00 trillion of foreign loans. Between March 31, 2007 and March 31, 2008, domestic loans increased ¥0.40 trillion and foreign loans increased ¥3.31 trillion.

Domestic loans outstanding at March 31, 2008 remained approximately at the same level as those at March 31, 2007. Breaking down the domestic portfolio by industry segment, the loan balance for manufacturing increased ¥0.33 trillion and the loan balance for banks and other financial institutions increased ¥0.34 trillion, while the loan balance for services decreased ¥0.36 trillion.

Despite foreign corporations’ increasing need for funds, the ability of corporations to obtain funds from the capital markets mainly in the United States and Europe was affected by the recent disruptions in the financial markets. The recent disruptions in the financial markets also caused US and European banks to reduce lending activity. As a result, loans to our customers increased mainly in the United States and Europe during the fiscal year ended March 31, 2008.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions)
Balance at beginning of fiscal year	¥739.9	¥1,012.2	¥1,112.5
Additions resulting from the merger with UFJ Holdings(1)	287.5	—	—
Provision for credit losses	110.2	358.6	385.7
Charge-offs:
Domestic	(153.6)	(289.2)	(380.0)
Foreign	(11.2)	(13.9)	(6.5)

Total	(164.8)	(303.1)	(386.5)
Recoveries:
Domestic	11.4	35.5	28.5
Foreign	17.2	5.0	2.1

Total	28.6	40.5	30.6

Net charge-offs	(136.2)	(262.6)	(355.9)
Others(2)	10.8	4.3	(7.4)

Balance at end of fiscal year	¥1,012.2	¥1,112.5	¥1,134.9

Notes:

(1)	Additions resulting from the merger with UFJ Holdings represent the allowance for credit losses for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	“Others” primarily include foreign currency translation adjustments.

As previously discussed, the provision for credit losses for the fiscal year ended March 31, 2008 was ¥385.7 billion, an increase of ¥27.1 billion from ¥358.6 billion for the fiscal year ended March 31, 2007. The increase in the provision for credit losses was mainly due to the downgrade in credit rating of certain overseas borrowers.

For the fiscal year ended March 31, 2008, the ratio of the provision for the credit losses of ¥385.7 billion to the average loan balance of ¥97.04 trillion was 0.40%, and that to the total average interest-earning assets of ¥172.47 trillion was 0.22%.

Charge-offs for the fiscal year ended March 31, 2008 were ¥386.5 billion, an increase of ¥83.4 billion from ¥303.1 billion for the fiscal year ended March 31, 2007. The increase in the charge-offs was mainly due to increases in the charge-offs for the domestic manufacturing, wholesale and retail segments.

The total allowance at March 31, 2008 was ¥1,134.9 billion, an increase of ¥22.4 billion from ¥1,112.5 billion at March 31, 2007 as we recorded a provision for credit losses of ¥385.7 billion, whereas we had net charge-offs of ¥355.9 billion.

The following table presents comparative data in relation to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2007	¥127.5	¥35.8	¥91.7	¥(32.0)
For the fiscal year ended March 31, 2008	¥78.3	¥20.8	¥57.5	¥(13.2)

Notes:

(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

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

In connection with the sale of loans including performing loans, we recorded gains of ¥31.2 billion and ¥14.8 billion for the fiscal years ended March 31, 2007 and 2008, respectively.

The following table summarizes the allowance for credit losses by component at March 31, 2007 and 2008:

	At March 31,
	2007	2008
	(in billions)
Allocated allowance:
Specific—specifically identified problem loans	¥569.7	¥563.3
Large groups of smaller balance homogeneous loans	129.6	129.1
Loans exposed to specific country risk	0.1	0.1
Formula—substandard, special mention and other loans	406.1	432.7
Unallocated allowance	7.0	9.7

Total allowance	¥1,112.5	¥1,134.9

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

Change in total allowance and provision for credit losses

At March 31, 2008, the total allowance for credit losses was ¥1,134.9 billion, representing 1.15% of our total loan portfolio. At March 31, 2007, the total allowance for credit losses was ¥1,112.5 billion, representing 1.17% of our total loan portfolio.

The total allowance increased from ¥1,112.5 billion at March 31, 2007 to ¥1,134.9 billion at March 31, 2008 primarily as a result of the downgrade in credit rating of certain borrowers.

The provision for credit losses for the fiscal year ended March 31, 2008 was ¥385.7 billion, an increase of ¥27.1 billion from ¥358.6 billion for the fiscal year ended March 31, 2007. The increase in the provision for credit losses was mainly due to the downgrade in credit rating of certain overseas borrowers.

During the fiscal year ended March 31, 2008, there were no significant changes in our general allowance policy, which affected our allowance for credit losses for the period, resulting from directives, advice or counsel from governmental or regulatory bodies.

Allocated allowance for specifically identified problem loans

The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans required under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of our domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain banking subsidiaries abroad. Loans are classified as restructured loans when we grant a concession to borrowers for economic or legal reasons related to the borrowers’ financial difficulties.

Detailed reviews of impaired loans are performed after a borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness, including bankruptcy, past due principal or interest, downgrades of external credit ratings, declines in the stock price, business restructuring and other events, and reassess our ratings of borrowers in response to such events. This credit monitoring process forms an integral part of our overall risk management process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s estimated marketable price or the fair value of the collateral at the annual and semi-annual fiscal year end, if the loan is collateral-dependent as of a balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2007 and 2008:

	At March 31,
	2007	2008
	(in billions, except percentages)
Nonaccrual loans:
Domestic:(1)
Manufacturing	¥82.2	¥109.1
Construction	45.0	44.3
Real estate	142.7	164.5
Services	140.5	142.8
Wholesale and retail	133.4	156.8
Banks and other financial institutions	16.7	10.6
Communication and information services	32.0	45.1
Other industries	140.2	36.2
Consumer	301.8	318.9

Total domestic	1,034.5	1,028.3
Foreign	51.8	116.2

Total nonaccrual loans	1,086.3	1,144.5

Restructured loans:
Domestic:(1)
Manufacturing	103.7	79.0
Construction	14.0	16.4
Real estate	98.4	119.3
Services	50.2	32.7
Wholesale and retail	111.3	32.1
Banks and other financial institutions	0.6	2.0
Communication and information services	2.9	2.6
Other industries	93.9	145.5
Consumer	73.6	62.6

Total domestic	548.6	492.2
Foreign	42.1	25.1

Total restructured loans	590.7	517.3

Accruing loans contractually past due 90 days or more:
Domestic	20.7	14.9
Foreign	1.8	3.0

Total accruing loans contractually past due 90 days or more	22.5	17.9

Total	¥1,699.5	¥1,679.7

Total loans	¥95,322.8	¥99,002.1

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	1.78%	1.70%

Note:

(1)	Since the credit administration system was upgraded, a precise breakdown of the balance of consumer loans by the type of proprietor business became available. As a result, the consumer balance at March 31, 2007 and 2008 do not include those loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. The balance at March 31, 2007 were reclassified accordingly.

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more decreased ¥19.8 billion from March 31, 2007 to ¥1,679.7 billion at March 31, 2008. Similarly, the percentage of nonperforming loans to total loans decreased to 1.70% at March 31, 2008 from 1.78% at March 31, 2007.

Total nonaccrual loans were ¥1,144.5 billion at March 31, 2008, an increase of ¥58.2 billion from ¥1,086.3 billion at March 31, 2007. While domestic nonaccrual loans at March 31, 2008 remained approximately at the same level as those at March 31, 2007, foreign nonaccrual loans were increased ¥64.4 billion between March 31, 2007 and 2008, mainly due to the downgrade in credit rating of certain overseas borrowers. Domestic nonaccrual loans in other industries decreased ¥104.0 billion mainly due to the upgrade in credit rating of certain borrowers.

Total restructured loans were ¥517.3 billion at March 31, 2008, a decrease of ¥73.4 billion from ¥590.7 billion at March 31, 2007. Domestic restructured loans decreased ¥56.4 billion to ¥492.2 billion at March 31, 2008 from ¥548.6 billion at March 31, 2007 mainly due to the upgrade in credit rating of certain large borrowers. While the restructured loans in the wholesale and retail segments decreased ¥79.2 billion and the restructured loans in the manufacturing segments decreased ¥24.7 billion, those in other industries increased ¥51.6 billion.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2007 and 2008, excluding smaller-balance homogeneous loans:

	At March 31,
	2007		2008
	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions)
Requiring an impairment allowance	¥1,118.9	¥569.7	¥1,131.8	¥563.3
Not requiring an impairment allowance(1)	263.1	—	311.8	—

Total(2)	¥1,382.0	¥569.7	¥1,443.6	¥563.3

Percentage of the allocated allowance to total impaired loans	41.2%		39.0%

Notes:

(1)	These loans do not require an allowance for credit losses under SFAS No. 114 since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥0.8 billion and ¥11.9 billion at March 31, 2007 and 2008, respectively.

Impaired loans increased ¥61.6 billion from ¥1,382.0 billion at March 31, 2007 to ¥1,443.6 billion at March 31, 2008, reflecting the increase in restructured loans.

The percentage of the allocated allowance to total impaired loans decreased 2.2 percentage points to 39.0% at March 31, 2008 from 41.2% at March 31, 2007.

Based upon a review of the financial status of borrowers, our banking subsidiaries may grant various concessions (modification of loan terms) to troubled borrowers at the borrowers’ request, including reductions in the stated interest rates, debt write-offs, and extensions of the maturity date. According to the policies of each of our banking subsidiaries, such modifications are made to mitigate the near-term burden of the loans to the borrowers and to better match the payment terms with the borrowers’ expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms. The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, none of our banking subsidiaries modify the terms of loans to borrowers that are considered “Likely to Become Bankrupt,” “Virtually Bankrupt,” or “Bankrupt” under the self-assessment categories established by Japanese banking regulations because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pools of loans rather than on an analysis of individual loans. Large groups of smaller- balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience.

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥129.1 billion at March 31, 2008, a decrease of ¥0.5 billion from ¥129.6 billion at March 31, 2007.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. The countries to which the allowance for country risk exposure relates are decided based on a country risk grading system used to assess and rate the transfer risk to individual countries. The allowance is generally determined based on a function of default probability and expected recovery ratios, taking external credit ratings into account.

The allocated allowance for country risk exposure was approximately ¥0.1 billion at March 31, 2007 and 2008.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating the inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

The formula allowance increased ¥26.6 billion from ¥406.1 billion at March 31, 2007 to ¥432.7 billion at March 31, 2008. The main reason for this increase was downgrades of loans to some borrowers to substandard loans or special mention loans.

Each of our banking subsidiaries has computed the formula allowance based on estimated credit losses using a methodology defined by the credit rating system. Estimated losses inherent in the loan portfolio at the balance sheet date are calculated by multiplying the default ratio by the nonrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each credit risk rating, taking into account the historical number of defaults of borrowers within each credit risk rating divided by the total number of borrowers within that credit risk rating existing at the beginning of the three-year observation period. The recovery ratio is mainly determined by the historical experience of collections against loans in default. The default ratio, the recovery ratio and other indicators are continually reviewed and improved to compute the formula allowance and the allowance for off-balance-sheet instruments. In addition, an appropriate adjustment to the formula allowance and the allowance for off-balance-sheet instruments, considering the risk of losses from large obligors and other credit risks, is examined and made by analyzing the difference between the allowance computed by multiplying the default ratio by nonrecoverable ratio and the allowance calculated based on the loss experience ratio.

UNBC, our largest overseas subsidiary, calculates the formula allowance by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, leases and commitments. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on their historical loss experience and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. Loss factors are developed in the following ways:

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

The unallocated allowance increased ¥2.7 billion from ¥7.0 billion at March 31, 2007 to ¥9.7 billion at March 31, 2008. This increase resulted mainly from management’s negative outlook of economic and specific industry conditions.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments of credit, guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was ¥97.3 billion at March 31, 2008, an increase of ¥12.3 billion from ¥85.0 billion at March 31, 2007. The increase in the allowance for credit losses on off-balance-sheet credit instruments was mainly due to the downgrade in credit rating of certain overseas borrowers.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available-for-sale securities. We also hold Japanese government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular, to maintain long-term relationships with these customers. However, we have been reducing the aggregate value of our equity securities because we believe that from a risk management perspective reducing the price fluctuation risk in our equity portfolio is imperative. As of March 31, 2008, the aggregate value of our marketable equity securities under Japanese GAAP satisfies the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier I capital.

Investment securities decreased ¥7.23 trillion, from ¥49.38 trillion at March 31, 2007 to ¥42.15 trillion at March 31, 2008 due primarily to the sale of Japanese government bonds to take advantage of lower market interest rates and to a lesser extent due to the decrease in net unrealized gain in marketable equity securities relevant to the decline in the Japanese stock market.

The following table shows information as to the amortized costs and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2007 and 2008:

	At March 31,
	2007			2008
	Amortized cost	Estimated fair value	Net unrealized gains	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥20,939.8	¥20,980.9	¥41.1	¥16,133.0	¥16,185.9	¥52.9
Japanese prefectural and municipal bonds	238.0	239.6	1.6	203.1	208.2	5.1
Foreign governments and official institutions bonds	3,469.2	3,538.1	68.9	3,637.6	3,670.8	33.2
Corporate bonds	6,060.3	6,226.1	165.8	5,281.3	5,408.0	126.7
Mortgage-backed securities	2,728.0	2,793.8	65.8	3,439.5	3,438.7	(0.8)
Asset-backed securities, excluding mortgage-backed securities	3,172.6	3,236.0	63.4	3,547.3	3,455.1	(92.2)
Other debt securities	14.1	14.8	0.7	19.2	18.9	(0.3)
Marketable equity securities	4,677.6	8,650.5	3,972.9	4,315.2	6,343.7	2,028.5

Total securities available for sale	¥41,299.6	¥45,679.8	¥4,380.2	¥36,576.2	¥38,729.3	¥2,153.1

Debt securities being held to maturity, principally Japanese government bonds	¥3,033.1	¥3,034.6	¥1.5	¥2,839.7	¥2,860.4	¥20.7

The estimated fair value of available-for-sale securities decreased ¥6.95 trillion from ¥45.68 trillion at March 31, 2007 to ¥38.73 trillion at March 31, 2008. This decrease was primarily due to a decrease in our holdings of Japanese government bonds. As part of our asset-liability management operations, we decreased our Japanese government bond holdings, considering the interest rate market conditions and possible tightening of liquidity condition resulting from the effects of the market disruptions starting in the latter half of 2007.

Net unrealized gains on available-for-sale securities decreased ¥2.23 trillion from ¥4.38 trillion at March 31, 2007 to ¥2.15 trillion at March 31, 2008. This decrease consisted of a ¥1.95 trillion decrease in net unrealized gains on marketable equity securities and a ¥0.28 trillion decrease in net unrealized gains on debt securities. The decrease in net unrealized gains of ¥1.95 trillion on marketable equity securities was mainly due to the decrease in stock prices which negatively affected our holdings of Japanese equity securities. The decrease in net unrealized gains on debt securities was mainly due to the appreciation of the Japanese yen against the US dollar that negatively affected the yen value of our foreign mortgage-backed securities and asset-backed securities. The decline in market prices of asset-backed securitization products due to the deterioration in credit markets was also a factor resulting in our reporting net unrealized losses on mortgage-backed securities and asset-backed securities.

The amortized cost of securities being held to maturity decreased ¥0.19 trillion compared to the previous fiscal year. The decrease was mainly due to the redemption of Japanese government bonds.

Cash and Due from Banks

Cash and due from banks at March 31, 2008 was ¥4.09 trillion, an increase of ¥1.24 trillion from ¥2.85 trillion at March 31, 2007. The increase was primarily due to an increase in our deposit balance with the Bank of Japan, resulting from an increase in our total balance of time deposits.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2008 were ¥6.32 trillion, an increase of ¥0.26 trillion from ¥6.06 trillion at March 31, 2007. This increase primarily reflected an increase in released funds in Euro-yen markets.

Receivables under resale agreements

Receivables under resale agreements at March 31, 2008 was ¥7.11 trillion, an increase of ¥2.55 trillion from ¥4.56 trillion at March 31, 2007. The increase was primarily due to an increase in our overseas subsidiaries’ transactions with institutional investors.

Goodwill

Goodwill at March 31, 2008 was ¥1.07 trillion, a decrease of ¥0.77 trillion from ¥1.84 trillion at March 31, 2007. This decrease was mainly because goodwill impairment loss of ¥893.7 billion was recognized for the fiscal year ended March 31, 2008, compared to no impairment for the previous fiscal year. For further information, see “—A. Operating Results—Impairment of Goodwill.”

Deferred Tax Assets

Deferred tax assets increased ¥0.34 trillion, from ¥0.56 trillion at March 31, 2007 to ¥0.90 trillion at March 31, 2008. This increase was primarily due to a decrease in deferred tax liabilities related to a decline in net unrealized gains on investment securities, which was partly offset by a decrease in deferred tax assets for utilized operating loss carryforwards and an additional valuation allowance related to operating loss carryforwards that were no longer deemed to be “more likely than not” to be realized due to a decline in estimated future taxable income resulting from the downturn in financial and banking businesses caused by disruptions in the global financial markets.

Total Liabilities

At March 31, 2008, total liabilities were ¥182.24 trillion, an increase of ¥6.47 trillion from ¥175.77 trillion at March 31, 2007, as the total balance of deposits was ¥129.24 trillion, an increase of ¥2.65 trillion from ¥126.59 trillion at March 31, 2007. The increase in interest bearing deposits of ¥5.40 trillion compared to the previous fiscal year end was partially offset by the decrease in non-interest bearing deposits of ¥2.74 trillion.

The appreciation of the Japanese yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2008 decreased the Japanese yen amount of foreign currency-denominated liabilities by ¥9.02 trillion.

Deposits

Deposits are our primary source of funds. Total average balance of deposits increased ¥3.49 trillion from ¥123.53 trillion for the fiscal year ended March 31, 2007 to ¥127.02 trillion for the fiscal year ended March 31, 2008. This increase primarily reflected an increase of ¥3.78 trillion in average foreign interest-bearing deposits.

Domestic deposits increased ¥0.79 trillion from ¥108.71 trillion at March 31, 2007 to ¥109.50 trillion at March 31, 2008, and foreign deposits increased ¥1.87 trillion from ¥17.87 trillion at March 31, 2007 to ¥19.74 trillion at March 31, 2008. As for domestic deposits, the balance of non-interest bearing deposits decreased while interest-bearing deposits increased, partially in response to the rising short-term interest rates that made interest-bearing deposits more attractive. The increase in foreign interest-bearing deposits was mainly due to the fact that large deposits from foreign central banks and government sponsored investment corporations increased in response to the recent difficult market conditions.

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

Short-term borrowings increased ¥3.08 trillion from ¥23.17 trillion at March 31, 2007 to ¥26.25 trillion at March 31, 2008. This increase was primarily attributable to an increase of ¥3.68 trillion in payables under repurchase agreements entered into to maintain liquidity in our money market operations.

Long-term debt

Long-term debt at March 31, 2008 was ¥13.68 trillion, a decrease of ¥0.71 trillion from ¥14.39 trillion at March 31, 2007. This decrease was partly due to a decrease in the balance of unsubordinated debt and subordinated debt issued by BTMU. For further information, see Note 16 to our consolidated financial statements included elsewhere in this Annual Report.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. As of March 31, 2008, our deposits of ¥129.24 trillion exceeded our loans, net of allowance for credit losses of ¥97.87 trillion, by ¥31.37 trillion. These deposits provide us with a sizable source of stable and low-cost funds. While approximately 44.8% of certificates of deposit and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact of the rollovers on our net interest margin and liquidity. Our average deposits, combined with average shareholders’ equity, funded 70.6% of our average total assets of ¥194.07 trillion during the fiscal year ended March 31, 2008.

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

Total Shareholders’ Equity

The following table presents a summary of our total shareholders’ equity at March 31, 2007 and 2008:

	At March 31,
	2007	2008
	(in billions, except percentages)
Preferred stock	¥247.1	¥247.1
Common stock	1,084.7	1,084.7
Capital surplus	5,834.5	5,791.3
Retained earnings	1,876.4	1,174.9
Accumulated other changes in equity from nonowner sources, net of taxes	2,392.1	919.4
Treasury stock, at cost	(1,001.5)	(727.3)

Total shareholders’ equity	¥10,433.3	¥8,490.1

Ratio of total shareholders’ equity to total assets	5.60%	4.45%

Total shareholders’ equity decreased ¥1,943.2 billion from ¥10,433.3 billion at March 31, 2007 to ¥8,490.1 billion at March 31, 2008. The ratio of total shareholders’ equity to total assets also showed a decrease of 1.15 percentage points from 5.60% at March 31, 2007 to 4.45% at March 31, 2008. The decrease in total shareholders’ equity, and the resulting decrease in the ratio to total assets, at March 31, 2008 were principally attributable to a decrease in accumulated other changes in equity from nonowner sources, net of taxes of ¥1,472.7 billion, and a decrease in retained earnings of ¥701.5 billion, which were partially offset by a decrease in treasury stock of ¥274.2 billion. The decrease in accumulated other changes in equity from nonowner sources, net of taxes, was mainly due to a decline in the Japanese stock market, which resulted in a decrease in net unrealized gain on investment securities available for sale. The decrease in retained earnings was mainly due to our recording a net loss for the fiscal year ended March 31, 2008. The decrease in treasury stock was primarily due to the use of our treasury stock in the share exchange transaction to make MUS a wholly owned subsidiary in September 2007, which was partially offset by the repurchase of our common shares in the market in December 2007.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholders’ equity. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of investment securities classified as available for sale at March 31, 2007 and 2008:

	At March 31,
	2007	2008
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities available for sale	¥2,315.6	¥973.7
Accumulated net unrealized gains to total shareholder’s equity	22.19%	11.47%

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

Capital Requirements for Banking Institutions in Japan

A Japanese banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. A bank holding company is also subject to the minimum capital adequacy requirements on a consolidated basis. Under the Financial Services Agency’s guidelines, capital is classified into three tiers, referred to as Tier I, Tier II and Tier III capital. Our Tier I capital generally consists of shareholders’ equity items, including common stock, non-cumulative preferred stock, capital surplus, minority interests and retained earnings (which includes deferred tax assets), but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Our Tier II capital generally consists of the amount (up to a maximum of 0.6% of credit risk-weighted assets) by which eligible reserves for credit losses exceeds expected losses in the Internal Ratings Based approach, or the IRB approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets determined by the partial use of the Standardized Approach (including a phased rollout of the IRB approach), 45% of the unrealized gains on investment securities classified as “other securities,” 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to certain limitations, up to 50% of Tier I capital. Our Tier III capital consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

The eligible regulatory capital set forth in the Financial Services Agency’s guidelines discussed above were modified as of March 31, 2007 to reflect the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” often referred to as “Basel II.”

As of March 31, 2007 and 2008, we have calculated our risk-weighted assets in accordance with Basel II. In determining capital ratios under Basel II, most of our major subsidiaries adopted the Foundation Internal Ratings Based approach, or the FIRB approach, to reflect the credit risk in the risk-weighted assets. Under the FIRB approach, we and our major banking subsidiaries generally take into account probability of default, or PD, applicable to borrower rating and PD, loss given default and exposure at default applicable to pool assignment. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Methodology to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in the market rates and prices over a fixed period in the past. Under Basel II, we newly reflected operational risk in the risk-weighted assets by applying the Standardized Approach. Specifically, operational risk capital charge is determined based on the amount of gross profit allocated to business lines multiplied by a factor ranging from 12% to 18%.

For additional discussion of the calculation of our capital ratios under Basel II, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

Under the Japanese regulatory capital requirements, our consolidated capital components, including Tier I, Tier II and Tier III capital and risk-weighted assets, are calculated from our consolidated financial statements prepared under Japanese GAAP. Also, each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is calculated from consolidated and non-consolidated financial statements prepared under Japanese GAAP.

For a detailed discussion of the capital adequacy guidelines adopted by the Financial Services Agency and proposed amendments, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy.”

Capital Requirements for Banking Institutions in the United States

In the United States, UNBC and its banking subsidiary, UBOC, our largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by US Federal banking agencies, including minimum capital requirements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, they must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under US regulatory accounting practices. Their capital amounts and prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

For a detailed discussion of the capital adequacy guidelines applicable to our US banking subsidiaries, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Bank Capital Requirements and Capital Distributions.”

Capital Requirements for Securities Firms in Japan and Overseas

We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Law of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain illiquid assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which detail the definition of essential components of the capital ratios, including capital, illiquid assets deductions, risks and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated total capital, risk-weighted assets and risk-adjusted capital ratios at March 31, 2007 and 2008 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency. The percentages in the tables below are rounded down).

The consolidated total capital, risk-weighted assets and risk-adjusted capital ratios at March 31, 2007 have been restated. For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31,		Minimum capital ratios required
	2007 (Restated)	2008
	(in billions, except percentages)
Capital components:
Tier I capital	¥8,054.9	¥8,293.8
Tier II capital (qualifying capital)	5,718.0	4,441.8
Tier III capital (qualifying capital)	—	—
Deductions from total qualifying capital	428.4	519.7

Total capital	¥13,344.5	¥12,215.9

Risk-weighted assets	¥106,395.5	¥109,075.6
Capital ratios:
Tier I capital	7.57%	7.60%	4.00%
Total risk-adjusted capital	12.54	11.19	8.00

Our Tier I capital ratio and total risk-adjusted capital ratio at March 31, 2008 were 7.60% and 11.19% respectively. The decrease in total risk-adjusted capital ratio was mainly due to a decrease in Tier II capital resulting from the decrease in the amount of unrealized gains on investment securities and an increase in risk-weighted assets for credit risk.

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-based capital ratios of BTMU and MUTB at March 31, 2007 and 2008 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency. The percentages in the tables below are rounded down.).

The consolidated total capital, risk-weighted assets and risk-adjusted capital ratios of BTMU at March 31, 2007 have been restated. For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31,		Minimum capital ratios required
	2007 (Restated)	2008
Consolidated capital ratios:
BTMU
Tier I capital	7.68%	7.43%	4.00%
Total risk-adjusted capital	12.77	11.20	8.00
MUTB
Tier I capital	8.40	9.94	4.00
Total risk-adjusted capital	13.20	13.13	8.00
Stand-alone capital ratios:
BTMU
Tier I capital	7.91	7.65	4.00
Total risk-adjusted capital	13.15	11.44	8.00
MUTB
Tier I capital	8.01	9.55	4.00
Total risk-adjusted capital	12.85	12.87	8.00

At March 31, 2008, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they are subject.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of UNBC and UBOC, both subsidiaries of BTMU, at December 31, 2006 and 2007:

	At December 31,		Minimum capital ratios required	Ratios OCC requires to be “well-capitalized”
	2006	2007
UNBC:
Tier I capital (to risk-weighted assets)	8.68%	8.30%	4.00%	—
Tier I capital (to quarterly average assets)(1)	8.44	8.27	4.00	—
Total capital (to risk-weighted assets)	11.71	11.21	8.00	—
UBOC:
Tier I capital (to risk-weighted assets)	8.46%	8.20%	4.00%	6.00%
Tier I capital (to quarterly average assets)(1)	8.25	8.20	4.00	5.00
Total capital (to risk-weighted assets)	10.69	10.38	8.00	10.00

Note:
(1)	Excludes certain intangible assets.

Management believes that, as of December 31, 2007 and June 30, 2008, UNBC and UBOC met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the Office of the Comptroller of the Currency categorized UBOC as “well-capitalized.” To be categorized as “well capitalized,” UBOC must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (the Leverage ratio) as set forth in the table. There are no conditions or events since that notification that management believes have changed UBOC’s category.

Capital Adequacy Ratio of Mitsubishi UFJ Securities

At March 31, 2007 and 2008, MUS’s capital accounts less certain fixed assets of ¥739.7 billion and ¥619.3 billion represented 371.1% and 299.4% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Law. The amount of MUS’s capital accounts less certain fixed assets and its percentage to the total amounts equivalent to market, counterparty credit and operations risks at March 31, 2007 have been restated. For further information, see Note 22 to our consolidated financial statements included elsewhere in this Annual Report.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits—net” in our consolidated statements of operations. These contracts consist primarily of crude oil commodity contracts. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2007 and 2008:

	Fiscal years ended March 31,
	2007	2008
	(in millions)
Net fair value of contracts outstandings at beginning of fiscal year	¥70,803	¥86,512
Changes attributable to contracts realized or otherwise settled during the fiscal year	(17,684)	(26,950)
Fair value of new contracts when entered into during the fiscal year	8,069	734
Other changes in fair value, principally revaluation at end of fiscal year	25,324	27,476

Net fair value of contracts outstanding at end of fiscal year	¥86,512	¥87,772

During the fiscal year ended March 31, 2008, the fair value of non-exchange traded contracts increased primarily due to an increase in the fair value of oil commodity contracts indexed to the WTI crude oil prices, reflecting the projected increase in global oil demand.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2008:

	Net fair value of contracts—unrealized gains
	Prices actively quoted	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥10,964	¥11
Maturity less than 3 years	29,685	1,957
Maturity less than 5 years	17,550	6,437
Maturity 5 years or more	21,242	(74)

Total fair value	¥79,441	¥8,331

C.    Research and Development, Patents and Licenses, etc.

Not applicable.

D.    Trend Information

See the discussions in “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.    Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2008:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥2,262	¥1,527	¥1,465	¥5,254
Performance guarantees	1,495	718	138	2,351
Derivative instruments	34,131	22,270	2,894	59,295
Guarantees for the repayment of trust principal	206	1,254	8	1,468
Liabilities of trust account	3,046	168	871	4,085
Other	720	—	—	720

Total guarantees	41,860	25,937	5,376	73,173

Other off-balance-sheet instruments:
Commitments to extend credit	44,045	16,471	1,390	61,906
Commercial letters of credit	752	9	1	762
Commitments to make investments	42	20	52	114
Other	26	—	—	26

Total other off-balance-sheet instruments	44,865	16,500	1,443	62,808

Total	¥86,725	¥42,437	¥6,819	¥135,981

See Note 25 to our consolidated financial statements included elsewhere in this Annual Report for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2008, approximately 64% of these commitments will expire within one year, 31% from one year to five years and 5% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” In addition, in accordance with SFAS No. 5, we evaluate off-balance-sheet arrangement in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

In the aggregate, the income generated from fees and commissions is one of our most important sources of revenue. Such income amounted to ¥1,317.1 billion during the fiscal year ended March 31, 2008, accounting for approximately 74% of our non-interest income which amounted to ¥1,778.1 billion for the fiscal year. However, the fees generated specifically from off-balance-sheet arrangements are not a dominant source of our fees and commissions.

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are VIEs.

The following table presents, by type of VIE, the total assets of non-consolidated VIEs and the maximum exposures to non-consolidated VIEs at March 31, 2007 and 2008. The total assets of non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2007 have been restated. For further information, see Note 26 to our consolidated financial statements included elsewhere in this Annual Report.

	2007		2008
Non-Consolidated VIEs	Assets (Restated)	Maximum exposure (Restated)	Assets	Maximum exposure
	(in billions)
Asset-backed commercial paper conduits	¥11,910.4	¥2,418.4	¥12,114.8	¥2,225.0
Securitization conduits of client properties	2,918.0	832.4	3,257.5	946.9
Investment funds	40,796.1	1,613.4	48,652.9	1,277.3
Special purpose entities created for structured financing	27,354.7	2,555.5	26,554.0	3,075.5
Repackaged instruments	135,237.1	3,145.4	128,236.2	3,836.8
Others	14,992.8	1,791.9	16,097.6	1,744.5

Total	¥233,209.1	¥12,357.0	¥234,913.0	¥13,106.0

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

Securitization Conduits of Client Properties

We administer several conduits that acquire assets, such as real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, we consider those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from us or third parties.

Investment Funds

We hold investments and loans in various investment funds that collectively invest in equity and debt securities, including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies, including those in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

We not only manage the composition of investment trust funds but also play a major role in composing venture capital funds. We generally do not have significant variable interests through composing these types of funds.

We occasionally sell assets such as nonperforming loans to these funds, in particular the Corporate Recovery Fund, when we believe that such sale may improve our asset quality.

Corporate Recovery Fund.    We have non-controlling equity interests in corporate recovery funds whose principal business purpose is to generate profits by investing in companies in the process of restructuring and then, typically, to sell these investments after the companies complete their restructurings. Such funds purchase nonperforming loans from us or others and in some cases acquire majority ownership in the borrower companies by means of a debt-for-equity swap. Our non-voting interests in these funds amounted to ¥35.6 billion at March 31, 2007 and ¥55.6 billion at March 31, 2008, respectively. In addition, at March 31, 2008, we had commitments to make additional contributions up to ¥10.2 billion to these funds.

We sold to corporate recovery funds nonperforming loans with an aggregate net book value of ¥1.7 billion for ¥0.3 billion during the fiscal year ended March 31, 2007. For a detailed discussion on additional provisions for credit losses associated with the sale of such loans, see “—B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Venture Capital Fund.    We own non-controlling equity interests in investment funds managed by fund management companies who have discretionary investment powers. These funds seek to invest in start-up companies or companies that are rapidly developing. We made contributions to these funds amounting to ¥532.4 billion at March 31, 2008. At March 31, 2008, in accordance with the applicable limited partnership agreements, we had commitments to make additional contributions up to ¥83.1 billion when required by the fund management companies.

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

Special Purpose Entities Created for Structured Financing

We extend non-recourse asset-backed loans to special purpose entities, which hold beneficial interests primarily in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

We generally act as a member of a lending group and do not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected residual returns to the owners are arranged to be the most significant among all returns. Accordingly, we have determined that we are not the primary beneficiary of most of these entities. However, in transactions with entities whose investments at risk are exceptionally thin, where we provide most of the financing, we are ultimately required to consolidate this type of entity.

Repackaged Instruments

We have two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

We provide repackaged instruments with features that meet the customers’ needs and preferences through special purpose entities. We purchase financial instruments such as bonds and transfer them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with us or other financial institutions to modify the cash flows of the underlying financial instruments. We underwrite and market the new instruments issued by the special purpose entities to our customers.

We also invest in repackaged instruments arranged and issued by third parties.

Trust Arrangements

We offer a variety of asset management and administration services under trust arrangements including securities investment trusts, pension trusts and trusts used as securitization vehicles. Although in limited cases we may assume risks through guarantees or certain protections as provided in the agreements or relevant legislation, we have determined that we will not absorb a majority of expected losses in connection with such trust arrangements. In a typical trust arrangement, however, we manage and administer assets on behalf of the customers in an agency, fiduciary and trust capacity and do not assume risks associated with the entrusted assets. Customers receive and absorb expected residual returns and losses on the performance and operations of trust assets under our management. Accordingly, we have determined that we are generally not a primary beneficiary to any trust arrangements under management as our interests in the trust arrangements are insignificant in most cases. Fees on trust products that we offer for the fiscal years ended March 31, 2007 and 2008 were ¥146.0 billion and ¥156.4 billion, respectively.

See Notes 15, 25 and 28 to our consolidated financial statements included elsewhere in this Annual Report for further details.

Other Types of VIEs

We are also a party to other types of VIEs including special purpose entities created to hold assets on our behalf as an intermediary.

We identified borrowers that were determined to be VIEs due to an insufficient level of equity. We have determined that we are not the primary beneficiary of most of these borrowers because of our limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, distribution, construction and real estate development, independently from us.

F.    Tabular Disclosure of Contractual Obligations

In the normal course of our business, we enter into contractual agreements whereby we commit to future purchases of products or services from unaffiliated parties. The following table shows a summary of our contractual cash obligations at March 31, 2008:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual cash obligations:
Time deposit obligations	¥49,127	¥9,354	¥1,752	¥148	¥60,381
Long-term debt obligations	2,152	3,576	2,134	5,663	13,525
Capital lease obligations	77	53	16	5	151
Operating lease obligations	46	68	41	33	188
Purchase obligations	8	5	7	63	83

Total(1)(2)	¥51,410	¥13,056	¥3,950	¥5,912	¥74,328

Notes:

(1)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2008 as such amount is not currently determinable. We expect to contribute approximately ¥54.7 billion to the plan assets for the pension benefits and other benefits for our employees for the fiscal year ending March 31, 2009. For further information, see Note 17 to our consolidated financial statements included elsewhere in this Annual Report.
(2)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with FIN No. 48. For further information, see Note 11 to our consolidated financial statements included elsewhere in this Annual Report.

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

A.     Directors and Senior Management

The following table sets forth the members of our board of directors as of July 31, 2008, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Ryosuke Tamakoshi	Chairman	May 1970	Joined Sanwa Bank
(July 10, 1947)		June 1997	Director of Sanwa Bank
		June 1999	Senior Executive Officer of Sanwa Bank
		April 2000	President of Sanwa Bank California
		July 2001	President of United California Bank
		January 2002	Senior Executive Officer of UFJ Bank
		March 2002	Retired from President of United California Bank
		May 2002	Deputy President and Senior Executive Officer of UFJ Bank
		June 2002	Deputy President of UFJ Bank
		May 2004	Chairman of UFJ Bank
		June 2004	President and CEO of UFJ Holdings
		October 2005	Chairman of MUFG (incumbent)
		January 2006	Deputy Chairman of BTMU
		April 2008	Retired from Deputy Chairman of BTMU

Haruya Uehara (July 25, 1946)	Deputy Chairman and Chief Audit Officer	April 1969	Joined Mitsubishi Trust
		June 1996	Director of Mitsubishi Trust
		June 1998	Managing Director of Mitsubishi Trust
		June 2001	Senior Managing Director of Mitsubishi Trust
		June 2002	Deputy President of Mitsubishi Trust
		June 2003	Director of MTFG
		April 2004	President of Mitsubishi Trust
		June 2004	Chairman and Co-CEO of MTFG
		October 2005	Deputy Chairman and Chief Audit Officer of MUFG (incumbent)
President of MUTB
		June 2008	Chairman of MUTB (incumbent)

Nobuo Kuroyanagi	President and CEO	April 1965	Joined Mitsubishi Bank
(December 18,1941)		June 1992	Director of Mitsubishi Bank
		April 1996	Director of BTM
		June 1996	Managing Director of BTM
		June 2001	Non-Board Member Managing Director of BTM
		June 2002	Deputy President of BTM
		June 2003	Director of MTFG
		June 2004	President of BTM
President and CEO of MTFG
		October 2005	President and CEO of MUFG (incumbent)
		January 2006	President of BTMU
		April 2008	Chairman of BTMU (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Kyota Omori (March 14, 1948)	Deputy President and Chief Compliance Officer	April 1972	Joined Mitsubishi Bank
		June 1999	Director of BTM
		June 2001	Non-Board Member Director of BTM
		May 2003	Non-Board Member Managing Director of BTM
		June 2003	Managing Director of BTM
		May 2004	Non-Board Member Managing Director of BTM
		June 2005	Managing Officer of MTFG
		October 2005	Managing Officer of MUFG
		January 2006	Managing Executive Officer of BTMU
		October 2007	Senior Managing Executive Officer of BTMU
		April 2008	Retired from Senior Managing Executive Officer of BTMU
Senior Managing Officer of MUFG
		June 2008	Deputy President and Chief Compliance Officer of MUFG (incumbent)

Saburo Sano (May 24,1949)	Senior Managing Director and Chief Risk Management Officer	April 1973	Joined Bank of Tokyo
		June 2000	Director of BTM
		June 2001	Non-Board Member Director of BTM
		May 2004	Non-Board Member Managing Director of BTM
		January 2006	Managing Executive Officer of BTMU
		April 2008	Retired from Managing Executive Officer of BTMU
Senior Managing Officer of MUFG
		June 2008	Director of MUS (incumbent)
Senior Managing Director and Chief Risk Management Officer of MUFG (incumbent)

Toshihide Mizuno (April 19, 1950)	Senior Managing Director and Chief Planning Officer	April 1973	Joined Sanwa Bank
		May 2000	Executive Officer of Sanwa Bank
		January 2002	Executive Officer of UFJ Bank
		May 2002	Retired from Executive Officer of UFJ Bank
Senior Executive Officer of UFJ Holdings
		June 2002	Director of UFJ Bank
Director and Senior Executive Officer of UFJ Holdings
		May 2004	Director of UFJ Trust
Director and Senior Executive Officer of UFJ Bank
		July 2004	Director of UFJ Bank
		October 2004	Retired from Director of UFJ Bank
		October 2005	Senior Managing Director and Chief Planning Officer of MUFG (incumbent)
Director of MUTB (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Hiroshi Saito (July 13, 1951)	Senior Managing Director and Chief Financial Officer	April 1974	Joined Mitsubishi Trust
		June 2002	Director (Non-Board Member Director) of Mitsubishi Trust
		October 2005	Executive Officer of MUTB
		June 2006	Managing Director of MUTB
		May 2007	Managing Officer of MUFG
		June 2007	Retired from Managing Director of MUTB
Director of BTMU (incumbent)
Senior Managing Director and Chief Financial Officer of MUFG (incumbent)

Shintaro Yasuda (December 23, 1946)	Director	April 1970	Joined Toyo Trust Bank
		June 1998	Director of Toyo Trust Bank
		June 1999	Executive Officer of Toyo Trust Bank
		May 2000	Senior Executive Officer of Toyo Trust Bank
		June 2000	Managing Director of Toyo Trust Bank
		March 2001	Retired from Managing Director of Toyo Trust
		April 2001	Senior Executive Officer of UFJ Holdings
		January 2002	Retired from Senior Executive Officer of UFJ Holdings
Director and Senior Executive Officer of UFJ Trust
		May 2003	Deputy President and Senior Executive Officer of UFJ Trust
		May 2004	President of UFJ Trust
		June 2004	Director of UFJ Holdings
		October 2005	Director of MUFG (incumbent)
Deputy President of MUTB
		June 2008	Deputy Chairman of MUTB (incumbent)

Katsunori Nagayasu (April 6,1947)	Director	May 1970	Joined Mitsubishi Bank
		June 1997	Director of BTM
		June 2000	Retired from Director of BTM
Managing Director of Nippon Trust Bank
		April 2001	Director of MTFG
		October 2001	Managing Director of Mitsubishi Trust
		June 2002	Retired from Managing Director of Mitsubishi Trust
Managing Director of BTM
		April 2004	Director and Managing Officer of MTFG
		June 2004	Managing Officer of MTFG
		January 2005	Senior Managing Director of BTM
		May 2005	Deputy President of BTM
		October 2005	Managing Officer of MUFG

Name (Date of Birth)	Position in MUFG	Business Experience
		December 2005	Retired from Managing Officer of MUFG
		January 2006	Deputy President of BTMU
		June 2006	Deputy President of MUFG
		April 2008	Director of MUFG (incumbent)
President of BTMU (incumbent)

Fumiyuki Akikusa (October 9, 1949)	Director	April 1972	Joined Mitsubishi Bank
		June 2000	Director of BTM
		June 2001	Non-Board Member Director of BTM
		May 2003	Non-Board Member Managing Director of BTM
		May 2004	Managing Officer of MTFG
		June 2004	Managing Director of BTM
		May 2005	Retired from Managing Officer of MTFG
		June 2005	Retired from Managing Director of BTM
Senior Managing Director and Principal Executive Officer of Mitsubishi Securities
		October 2005	Director and Principal Executive Officer of MUS
		June 2006	Deputy President of MUS
Director of MUFG (incumbent)
		June 2008	President of MUS (incumbent)

Kazuo Takeuchi (August 15, 1950)	Director	April 1973	Joined Tokai Bank
		April 1999	Executive Officer of Tokai Bank
		June 1999	Director of Tokai Bank
		March 2001	Retired from Director of Tokai Bank
		April 2001	Executive Officer of UFJ Holdings
		January 2002	Retired from Executive Officer of UFJ Holdings
Senior Executive Officer of UFJ Bank
		May 2005	Retired from Senior Executive Officer of UFJ Bank
		June 2005	Senior Executive Officer of UFJ Tsubasa Securities
		October 2005	Senior Executive Officer of MUS
		June 2008	Senior Managing Director of MUS (incumbent)
Director of MUFG (incumbent)

Kinya Okauchi (September 10,1951)	Director	April 1974	Joined Mitsubishi Trust
		June 2001	Director (Non-Board Member Director) of Mitsubishi Trust
		April 2003	Managing Director (Non-Board Member Director) of Mitsubishi Trust
		March 2004	Managing Director of Mitsubishi Trust
		June 2004	Director of MTFG

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2005	Senior Managing Director of Mitsubishi Trust
		October 2005	Director of MUFG
Senior Managing Director of MUTB
		June 2007	Managing Officer of MUFG
		June 2008	President of MUTB (incumbent)
Director of MUFG (incumbent)

Nobuyuki Hirano (October 23, 1951)	Director	April 1974	Joined Mitsubishi Bank
		June 2001	Non-Board Member Director of BTM
		July 2004	Executive Officer of MTFG
		May 2005	Non-Board Member Managing Director of BTM
		June 2005	Managing Director of BTM
Director of MTFG
		October 2005	Director of MUFG (incumbent)
		January 2006	Managing Director of BTMU (incumbent)

Kaoru Wachi (December 9, 1955)	Director	April 1978	Joined Mitsubishi Trust
		April 2002	General Manager of Osaka Pension Business Division of Mitsubishi Trust
		May 2003	General Manager of Trust Business Division of BTM
		March 2004	Senior Deputy General Manager of Trust Assets Planning Division of Mitsubishi Trust
		March 2004	General Manager of Trust Assets Planning Division of Mitsubishi Trust
		April 2004	General Manager of Asset Management and Administration Planning Division of MTFG
		June 2005	Executive Officer of MTFG
Director (Non-Board Member Director) of Mitsubishi Trust
		October 2005	Executive Officer of MUFG
Executive Officer of MUTB
		June 2008	Managing Director of MUTB (incumbent)
Director of MUFG (incumbent)

Iwao Okijima (December 27, 1934)	Director	April 1958	Joined the Toyota Motor Co., Ltd.
		September 1985	Director, Member of the Board of Toyota Motor Corporation (“Toyota”)
		September 1990	Managing Director, Member of the Board of Toyota
		September 1992	Senior Managing Director, Member of the Board of Toyota

Name (Date of Birth)	Position in MUFG	Business Experience
		August 1995	Vice President, Member of the Board and Representative Director of Toyota
		June 1999	Senior Advisor to the Board of Toyota
Chairman of the Board and Representative Director of Toyota Finance Corporation Co., Ltd.
Chairman of Koito Manufacturing Co., Ltd. (“Koito”)
Director of Hino Motors, Ltd. (“Hino Motors”)
		June 2000	Retired from Chairman of the Board and Representative Director of Toyota Finance Corporation Co., Ltd.
Chairman of the Board and Representative Director of Hino Motors
		July 2002	Advisor of Toyota (incumbent)
		June 2003	Retired from Chairman of Koito
		June 2004	Director of UFJ Holdings
Adviser to the Board of Hino Motors (incumbent)
		October 2005	Director of MUFG (incumbent)

Akio Harada (November 3, 1939)	Director	April 1965	Public Prosecutor, Tokyo District Public Prosecutors Office
		April 1988	General Manager of Personnel Division, Minister’s Secretariat, Ministry of Justice
		April 1992	Chief Public Prosecutor, Morioka District Public Prosecutors Office
		December 1993	Deputy Vice Minister, Ministry of Justice
		January 1996	Director General of Criminal Affairs Bureau, Ministry of Justice
		June 1998	Administrative Vice Minister, Ministry of Justice
		December 1999	Chief Prosecutor, Tokyo High Prosecutors Office
		July 2001	Prosecutor General
		June 2004	Retired from Prosecutor General
		October 2004	Admitted to the Bar
Joined the Dai-Ichi Tokyo Bar Association
Attorney at law at Hironaka Law Office (incumbent)
		July 2005	President of Tokyo Woman’s Christian University (incumbent)
		June 2006	Director of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Takuma Otoshi (October 17, 1948)	Director	July 1971	Joined IBM Japan, Ltd. (“IBM Japan”)
		March 1994	Director of IBM Japan
		March 1997	Managing Director of IBM Japan
		December 1999	President of IBM Japan
		June 2004	Director of MTFG
		October 2005	Director of MUFG (incumbent)
		April 2008	President and Chairman of IBM Japan (incumbent)

The following table sets forth our corporate auditors as of July 31, 2008, together with their respective dates of birth, positions and experience:

Name (date of birth)	Position in MUFG	Business experience
Haruo Matsuki (April 25, 1948)	Corporate Auditor (Full-Time)	April 1971	Joined Toyo Trust Bank
		June 1999	Executive Officer of Toyo Trust Bank
		March 2001	Senior Executive Officer of Toyo Trust Bank
		June 2001	Senior Managing Director of Toyo Trust Bank
		January 2002	Director and Senior Executive Officer of UFJ Trust
		September 2004	Senior Executive Officer of UFJ Trust
		June 2005	Corporate Auditor of UFJ Holdings
Corporate Auditor of UFJ Bank
Corporate Auditor (Full-Time) of UFJ Trust
		September 2005	Retired from Corporate Auditor of UFJ Trust
		October 2005	Corporate Auditor (Full-Time) of MUFG (incumbent)
		December 2005	Retired from Corporate Auditor of UFJ Bank

Shota Yasuda (July 23, 1948)	Corporate Auditor (Full-Time)	July 1971	Joined Mitsubishi Bank
		June 1998	Director of BTM
		June 2001	Non-Board Member Director of BTM
		May 2002	Managing Director (Non-Board Member Director) of BTM
		January 2006	Senior Managing Director of BTMU
		June 2007	Retired from Senior Managing Director of BTMU
Corporate Auditor (Full-Time) of MUFG (incumbent)

Takeo Imai (January 29, 1942)	Corporate Auditor	April 1967	Admitted to the Bar
Joined the Tokyo Bar Association
		January 1972	Partner of the law firm Miyake & Imai (currently, Miyake Imai & Ikeda) (incumbent)
		April 2001	Corporate Auditor of MTFG

Name (date of birth)	Position in MUFG	Business experience
		September 2002	Corporate Auditor of Mitsubishi Securities
		October 2005	Corporate Auditor of MUFG (incumbent)
Corporate Auditor of MUS (incumbent)

Tsutomu Takasuka (February 11, 1942)	Corporate Auditor	April 1967	Became a member of the Japanese Institute of Certified Public Accountants
		June 1985	Partner at Mita Audit Corporation
		February 1990	Partner at Tohmatsu & Co.
		September 2002	Resigned Tohmatsu & Co.
		April 2004	Professor, Department of Business Administration, Bunkyo Gakuin University (incumbent)
		October 2004	Full-time Corporate Auditor of BTM
		June 2005	Corporate Auditor of MTFG
		October 2005	Corporate Auditor of MUFG (incumbent)
		January 2006	Full-time Corporate Auditor of BTMU (incumbent)

Kunie Okamoto (September 11, 1944)	Corporate Auditor	June 1969	Joined Nippon Life Insurance Company (“Nippon Life”)
		July 1995	Director of Nippon Life
		March 1999	Managing Director of Nippon Life
		March 2002	Senior Managing Director of Nippon Life
		April 2005	President of Nippon Life (incumbent)
		June 2005	Corporate Auditor of UFJ Holdings
		October 2005	Corporate Auditor of MUFG (incumbent)

The board of directors and corporate auditors may be contacted through our headquarters at Mitsubishi UFJ Financial Group, Inc., 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan.

All directors and corporate auditors were elected at a general meeting of shareholders. The regular term of office of a director is one year from the date of election, and the regular term of office of a corporate auditor is four years from the date of assumption of office. Directors and corporate auditors may serve their terms until the close of the annual general meeting of shareholders held in the last year of their terms. Directors and corporate auditors may serve any number of consecutive terms. No family relationship exists among any of our directors or corporate auditors. None of our directors is party to a service contract with MUFG or any of its subsidiaries that provides for benefits upon termination of employment.

B.    Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by MUFG and its subsidiaries during the year ended March 31, 2008 to our directors and corporate auditors was ¥818 million and ¥128 million, respectively.

Prior to June 28, 2007, in accordance with customary Japanese practice, when a director or corporate auditor retired, a proposal to pay a retirement allowance was submitted at the annual ordinary general meeting of shareholders for approval. The retirement allowance consisted of a one-time payment of a portion of the allowance paid at the time of retirement and periodic payments of the remaining amount for a prescribed number of years. After the shareholders’ approval was obtained, the retirement allowance for a director or corporate auditor was fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflected the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. MUFG did not aside reserves for any retirement payments for directors and corporate auditors made under this practice. The aggregate amount of allowance paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2008 to our directors and corporate auditors who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions, was ¥110 million and ¥59 million, respectively.

MUFG has elected to discontinue its practice of paying a retirement allowance. MUFG, however, obtained a one-time shareholders’ approval on June 28, 2007 for the retirement allowances for the current directors and corporate auditors, other than those elected at shareholders’ meeting held after June 28, 2007. The current directors and corporate auditors other than those elected at shareholders’ meeting held after June 28, 2007 will be paid up to an aggregate amount of ¥287 million in the future at the time of retirement. MUFG set aside a reserve in the same amount for such retirement payments. In the future, MUFG does not plan to seek shareholder approvals for retirement allowances.

As part of our compensation structure, on June 28, 2007, our shareholders approved the creation of a stock-based compensation plan for our directors and corporate auditors. On November 21, 2007, the board of directors adopted a plan entitled “First Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on December 6, 2007, we allotted an aggregate of 3,224 stock acquisition rights to our directors and an aggregate of 493 stock acquisition rights to our corporate auditors for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per common share. The stock acquisition rights were subject to a one-year vesting period. The rights are exercisable until December 5, 2037, but only after the date on which a grantee’s service as a director, corporate auditor or officer terminates. The fair value of each stock acquisition right was ¥103,200.

As part of our compensation structure, on June 27, 2008, the board of directors adopted another stock-based compensation plan entitled “Second Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 15, 2008, we allotted an aggregate of 4,690 stock acquisition rights to our directors and an aggregate of 495 stock acquisition rights to our corporate auditors for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per common share. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 14, 2038, but only after the date on which a grantee’s service as a director, corporate auditor or officer terminates. The fair value of each stock option was ¥92,300.

Additionally, MUFG obtained shareholder approval for a bonus plan for our directors on June 27, 2008. Within one year of the shareholder approval, MUFG may pay up to an aggregate of ¥240 million in cash to our directors other than the outside directors. The specific amount of the bonus and other details of the program have not been determined but will be determined by taking into consideration MUFG’s performance, each director’s contribution to MUFG’s performance and other factors.

As of June 27, 2008, our directors and corporate auditors held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Ryosuke Tamakoshi	57,530
Haruya Uehara	16,320
Nobuo Kuroyanagi	31,616
Kyota Omori	11,700
Saburo Sano	24,100
Toshihide Mizuno	16,760
Hiroshi Saito	6,340
Shintaro Yasuda	11,910
Katsunori Nagayasu	6,540
Fumiyuki Akikusa	13,446
Kazuo Takeuchi	15,020
Kinya Okauchi	10,200
Nobuyuki Hirano	17,100
Kaoru Wachi	3,400
Iwao Okijima	7,100
Akio Harada	—
Takuma Otoshi	3,000

Corporate Auditors	Number of Shares Registered
Haruo Matsuki	8,160
Shota Yasuda	17,450
Takeo Imai	—
Tsutomu Takasuka	—
Kunie Okamoto	—

C.    Board Practices

Our articles of incorporation provide for a board of directors of not more than twenty members and not more than seven corporate auditors. Our corporate officers are responsible for executing our business operations, and our directors oversee these officers and set our fundamental strategies.

We currently have seventeen directors. Our board of directors has ultimate responsibility for the administration of our affairs. By resolution, our board of directors shall appoint representative directors from the directors who may represent us severally. Our board of directors shall appoint a president and may also appoint a chairman, deputy chairmen, deputy presidents, senior managing directors and managing directors from their members by resolution. Deputy presidents assist the president, and senior managing directors and managing directors assist the president and deputy presidents, if any, in the management of our day-by-day operations.

We currently have three outside directors as members of our board of directors. Under the Company Law, an outside director is defined as a person who has never been an executive director, executive officer, manager or any other type of employee of the company or any of its subsidiaries prior to his or her appointment.

Under the Company Law, a resolution of the board of directors is required if any director wishes to engage in any business that is in competition with us. Additionally, no director may vote on a proposal, arrangement or contract in which that director is deemed to be materially interested.

Neither the Company Law nor our articles of incorporation contain special provisions as to the borrowing power exercisable by a director, the retirement age of our directors and corporate auditors or a requirement of our directors and corporate auditors to hold any shares of our capital stock.

The Company Law requires a resolution of the board of directors for a company to determine the execution of important business strategies, to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge executive officers and other important employees, and to establish, change or abolish branch offices or other material corporate organizations, to float bonds, to establish internal control systems, and to exempt a director from liability to the company in accordance with applicable laws and regulations.

We currently have five corporate auditors, including three outside corporate auditors (as defined below). An outside corporate auditor is defined under the Company Law as a person who has not served as a director, account assistant, executive officer, manager or any other type of employee of the company or any of its subsidiaries prior to his or her appointment.

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

Under the Company Law and our articles of incorporation, we may exempt, by resolution of the board of directors, our directors and corporate auditors from liabilities to the company arising in connection with their failure to execute their duties, within the limits stipulated by applicable laws and regulations. In addition, we have entered into a liability limitation agreement with each outside director and outside corporate auditor which limits the maximum amount of their liability to the company arising in connection with a failure to execute their duties to the greater of either ¥10 million or the aggregate sum of the amounts prescribed in paragraph 1 of Article 425 of the Company Law and Article 113 and 114 of the Company Law Enforcement Regulations.

The Company Law permits two types of governance systems for large companies, including MUFG. The first system is for companies with audit, nomination and compensation committees, and the other is for companies with corporate auditors. We have elected to adopt a corporate governance system based on corporate auditors.

Under the Company Law, if a company has corporate auditors, the company is not obligated to have any outside directors or to have any audit, nomination and compensation committees. Although we have adopted a board of corporate auditors, we have three outside directors as part of our efforts to further enhance corporate governance. In an effort to further enhance our corporate governance, we have also voluntarily established our internal audit and compliance committee, and nomination and compensation committee to support our board of directors.

Internal Audit and Compliance Committee.    The internal audit and compliance committee, a majority of which is comprised of outside directors and specialists, deliberates important matters relating to internal audits, internal control of financial information, financial audits, compliance, corporate risk management, and other internal control systems. This committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. We aim to enhance the effectiveness of internal audit functions by utilizing the external view points provided by the internal audit and compliance committee members. The chairman of the internal audit and compliance committee is Akio Harada, who is an outside director. The other members of this committee are Iwao Okijima , an outside director, Kouji Tajika, a certified public accountant, Yoshinari Tsutsumi, an attorney-at-law, and Haruya Uehara, a deputy chairman and the chief audit officer. The internal audit and compliance committee met fourteen times between April 2007 and March 2008.

Nomination and Compensation Committee.    The nomination and compensation committee was established through the integration of the nomination committee and the compensation committee on June 27, 2008. Prior to the integration, the nomination committee, a majority of which was comprised of outside directors, deliberated matters relating to the appointment and dismissal of our directors and the directors of our subsidiaries. The nomination committee met five times between April 2007 and March 2008. The compensation committee, a majority of which was also comprised of outside directors, deliberated matters relating to the compensation framework of our directors and the directors of our subsidiaries, as well as the compensation of our top management and the top management of our subsidiaries. The compensation committee met five times between April 2007 and March 2008. The integrated nomination and compensation committee has assumed the responsibilities of the two former committees and makes reports and proposals to the board about important matters for deliberation and necessary improvement measures. The chairman of the nomination and compensation committee is Iwao Okijima. The other members of this committee are Akio Harada, Takuma Otoshi, an outside director, and Nobuo Kuroyangi, President and CEO.

For additional information on our board practices, see “Item 6.A. Directors and Senior Management.”

Summary of Significant Differences in Corporate Governance Practices between MUFG and US Companies Listed on the New York Stock Exchange

The New York Stock Exchange, or the NYSE, allows NYSE-listed companies that are foreign private issuers, such as MUFG, with certain exceptions, to follow home-country practices in lieu of the corporate governance practices followed by US companies pursuant to the NYSE’s Listed Company Manual. The following sections summarize the significant differences between MUFG’s corporate governance practices and those followed by US listed companies under the NYSE’s Listed Company Manual.

1. A NYSE-listed US company must have a majority of directors that meet the independence requirements under Section 303A of the NYSE’s Listed Company Manual.

As of August 31 2008, MUFG has three outside directors as members of its board of directors. For companies employing the corporate auditor system such as MUFG, the task of overseeing the management of the company is assigned to the corporate auditors as well as the board of directors. At least half of the corporate auditors are required to be an “outside corporate auditor” as defined below.

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

2. A NYSE-listed US company must have an audit committee composed entirely of independent directors.

Under the Company Law, MUFG and other Japanese companies (excluding companies with committees established pursuant to the Company Law) are not obliged to establish an audit committee.

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

As of August 31 2008, MUFG had five corporate auditors, three of whom are outside corporate auditors.

3. A NYSE-listed US company must have a compensation committee composed entirely of independent directors.

Under the Company Law, MUFG and other Japanese companies (excluding companies with committees established pursuant to the Company Law) are not obliged to establish a compensation committee.

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

4. A NYSE-listed US company must have a nominating or corporate governance committee composed entirely of independent directors.

Under the Company Law, MUFG and other Japanese companies (excluding companies with committees established pursuant to the Company Law) are not obliged to establish a nominating or corporate governance committee.

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

5. A NYSE-listed US company must obtain shareholder approval with respect to any equity compensation plan.

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

6. A NYSE-listed US company must adopt and disclose Corporate Governance Guidelines and a Code of Business Conduct and Ethics, and it must also disclose any exemptions granted to directors or executives.

Under the Company Law, the Financial Instruments and Exchange Law of Japan and applicable stock exchange rules, Japanese companies, including MUFG, are not obliged to adopt and disclose corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. In order to further enhance its disclosure, MUFG has decided to disclose the details of its corporate governance in its Annual Securities Report and related disclosure reports.

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

7. A NYSE-listed US company must hold regularly scheduled executive sessions where participants are limited to non-management directors.

Under the Company Law, Japanese corporations are not obliged to hold executive sessions where participants are limited to non-management directors. Such executive sessions are also not required under MUFG’s internal corporate governance rules.

D.    Employees

As of March 31, 2008, we had approximately 78,300 employees, compared to approximately the same number as of March 31, 2007 and 80,000 as of March 31, 2006. In addition, as of March 31, 2008, we had approximately 45,500 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and geographically as of March 31, 2008:

Business unit
Bank of Tokyo-Mitsubishi UFJ:
Retail Banking Business Unit	24%
Corporate Banking Business Unit	12
Global Business Unit	24
Global Markets Unit	1
Operations and Systems Unit	9
Corporate Center/Independent Divisions	5
Mitsubishi UFJ Trust and Banking Corporation:
Trust-Banking	6
Trust Assets	2
Real Estate	2
Global Markets	1
Administration and subsidiaries	3
Mitsubishi UFJ Securities:
Sales Marketing Business Unit	5
Global Investment Banking Business Unit	1
Global Markets Business Unit	1
International Business Unit	1
Corporate Center and Others	3
Others	0

100%

Location
Bank of Tokyo-Mitsubishi UFJ:
Japan	51%
United States	16
Europe	1
Asia/Oceania excluding Japan	7
Other areas	0
Mitsubishi UFJ Trust and Banking Corporation:
Japan	13
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities:
Japan	10
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Others	0

100%

Most of our employees are members of our employee’s union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.

E.    Share Ownership

The information required by this item is set forth in “Item 6.B. Compensation” and “Item 7.B. Related Party Transactions.”

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders

Common Stock

As of March 31, 2008, we had 470,336 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2008, and the number and the percentage of such shares held by them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Japan Trustee Services Bank, Ltd.(1)	528,919,100	4.86%
The Master Trust Bank of Japan, Ltd.(1)	458,682,300	4.22
Hero & Co.(2)	345,922,541	3.18
Nippon Life Insurance Company	280,011,699	2.57
State Street Bank and Trust Company	217,112,712	1.99
Meiji Yasuda Life Insurance Company(3)	175,000,000	1.61
State Street Bank and Trust Company 505103	152,482,956	1.40
Toyota Motor Corporation	149,263,153	1.37
Meiji Yasuda Life Insurance Company	138,639,341	1.27
Mitsubishi Heavy Industries, Ltd.(4)	118,740,000	1.09

Total	2,564,773,802	23.61%

(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	An owner of record for our American depositary shares.

(3)	These shares are those held in a pension trust account with Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Meiji Yasuda Life Insurance Company.
(4)	These shares are those held in a pension trust account with Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Mitsubishi Heavy Industries, Ltd.

As of March 31, 2008, 222,884 shares, representing less than 0.01% of our outstanding common stock, were held by our directors and corporate auditors.

As of March 31, 2008, 1,432,285,278 shares, representing 13.18% of our outstanding common stock, were owned by 272 US shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 345,922,541 shares, or 3.18%, of our issued common stock.

Preferred Stock

The shareholders of our preferred stock, which are non-voting, appearing on the register of shareholders as of March 31, 2008, and the number and the percentage of such shares held by them, were as follows:

First series class 3 preferred stock

Name	Number of shares held	Percentage of total shares in issue
Tokio Marine & Nichido Fire Insurance Co., Ltd.	40,000,000	40%
Meiji Yasuda Life Insurance Company	40,000,000	40
Nippon Life Insurance Company	20,000,000	20

Total	100,000,000	100%

Class 8 preferred stock

Name	Number of shares held	Percentage of total shares in issue
The Norinchukin Bank	17,700,000	100%

Total	17,700,000	100%

Class 11 preferred stock

Name	Number of shares held	Percentage of total shares in issue
UFJ Trustee Services PVT. (Bermuda) Limited as the trustee of UFJ International Finance (Bermuda) Trust	1,000	100%

Total	1,000	100%

Class 12 preferred stock

Name	Number of shares held	Percentage of total shares in issue
The Norinchukin Bank	22,400,000	66.46%
Daido Life Insurance Company	11,300,000	33.53

Total	33,700,000	100.00%

B.    Related Party Transactions

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended

March 31, 2008, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

None of our directors or corporate auditors, and none of the close members of their respective families, has had any transactions or has any presently proposed transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party.

No loans have been made to our directors or corporate auditors other than in the normal course of business, on normal commercial terms and conditions, involving the normal risk of collectibility, and presenting normal features. In addition, no loans have been made to our directors or executive officers or corporate auditors other than as permitted under Section 13(k) of the US Securities Exchange Act and Rule 13k-1 promulgated thereunder.

No family relationship exists among any of our directors or corporate auditors. No arrangement or understanding exists between any of our directors or corporate auditors and any other person pursuant to which any director or corporate auditor was elected to their position at MUFG.

As part of our compensation structure, we have allotted stock acquisition rights to our directors and corporate auditors. For a detailed discussion of the stock acquisition rights, see “Item 6.B. Compensation.”

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

Distributions

Our board of directors submits a recommendation for an annual dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The annual dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to annual dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. On June 27, 2008, we paid year-end dividends in the amount of ¥7 per share of common stock for the fiscal year ended March 31, 2008.

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

A.    Offer and Listing Details

Market Price Information

The following table shows, for the periods indicated, the reported high and low sale prices for shares of our common stock on the Tokyo Stock Exchange, or the TSE, and of the ADSs on the New York Stock Exchange, or the NYSE.

	Price per share on the TSE		Price per ADS on the NYSE
	High	Low	High	Low
	(yen)		(US$)
Fiscal year ended March 31, 2004	1,080	351	10.11	2.98
Fiscal year ended March 31, 2005	1,230	800	10.40	7.12
Fiscal year ended March 31, 2006	1,810	873	15.54	7.95
Fiscal year ended March 31, 2007
First quarter	1,950	1,370	16.75	12.15
Second quarter	1,660	1,410	14.37	12.17
Third quarter	1,600	1,360	13.24	11.73
Fourth quarter	1,550	1,260	12.85	11.01
Fiscal year ended March 31, 2008
First quarter	1,430	1,240	11.72	10.41
Second quarter	1,390	990	11.48	8.28
Third quarter	1,252	881	11.22	8.04
Fourth quarter	1,068	782	9.90	7.95
March	933	782	9.28	7.95
Fiscal year ending March 31, 2009
April	1,173	856	11.11	8.87
May	1,169	973	11.10	9.45
June	1,156	926	10.94	8.66
July	1,036	902	9.67	8.51
August	964	789	8.78	7.21
September (through September 17)	883	741	8.08	6.87

Note:	The amounts in this table prior to September 30, 2007 have been adjusted to reflect the 1,000-for-one stock split of our common shares, effective as of September 30, 2007.

B.    Plan of Distribution

Not applicable.

C.    Markets

The primary market for our common stock is the TSE. Our common stock is also listed on the Osaka Securities Exchange and the Nagoya Stock Exchange in Japan. ADSs, each representing one share of common stock, are quoted on the NYSE under the symbol, “MTU.”

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

Our authorized common share capital as of June 27, 2008 was comprised of 33,000,000,000 shares of common stock with no par value. Effective as of September 30, 2007, each of our ordinary and preferred shares were split into 1,000 shares of the same class of securities, and our authorized number of common shares was increased accordingly.

As of March 31, 2008, a total of 10,861,643,790 shares of common stock (including 503,153,835 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable. As of June 27, 2008, we were authorized to issue 1,076,901,000 shares of preferred stock, including 120,000,000 class 3 preferred shares, 400,000,000 shares of each of the first to fourth series of class 5 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred shares does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred shares does not exceed

200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred shares does not exceed 200,000,000 shares), 27,000,000 class 8 preferred shares, 1,000 class 11 preferred shares and 129,900,000 class 12 preferred shares. As of March 31, 2008, we had 100,000,000 class 3 preferred shares, 17,700,000 class 8 preferred shares, 1,000 class 11 preferred shares and 33,700,000 class 12 preferred shares issued and outstanding.

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

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Securities Depository and Book-Entry Transfer of Stock Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing the shares to be included in this clearing system with the Japan Securities Depository Center, Inc. If a holder is not a participating institution in the Japan Securities Depository Center, it must participate through a participating institution, such as a financial instruments firm or bank having a clearing account with the Japan Securities Depository Center. All shares deposited with the Japan Securities Depository Center will be registered in the name of the Japan Securities Depository Center on our register of shareholders. Each participating shareholder will in turn be registered on our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. Delivery of share certificates is not required to transfer deposited shares. Entry of the share transfer in the books maintained by the Japan Securities Depository Center for participating institutions, or in the books maintained by a participating institution for its customers, has the same effect as delivery of share certificates. This central clearing system is intended to reduce paperwork required in connection with transfers of shares. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, which is currently expected to be January 5, 2009, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange will be subject to the new central clearing system. On the same day, we will be deemed to become a company which shall not issue share certificates for its shares, and all existing share certificates for such shares will become null and void, without us being required to collect those share certificates from shareholders. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system. Only shares deposited with the Japan Securities Depository Center will be immediately transferable under the new central clearing system. Upon the effective date, any requirement, reference and discussion relating to share certificates included in this section “Common Stock” will not be applicable.

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

We conducted a stock split pursuant to which each of the common and preferred shares were split into 1,000 shares of the respective classes of securities, effective as of September 30, 2007. Our articles of incorporation were amended to increase the authorized share capital to cover the number of shares increased by the stock split, which amendment became effective simultaneously with the effectiveness of the stock split.

Unit Share (tan-gen kabu) System

We adopt the unit share system, where 100 shares of ordinary and preferred shares shall each constitute a unit, as the amendment of our articles of incorporation to provide for such system has been approved at the shareholders’ meetings on June 27 and 28, 2007. Our articles of incorporation provide that we do not, as a general rule, issue certificates representing a number of shares less than a unit. Consequently, any fraction of a unit for which no share certificate is issued will not be transferable.

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

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our repurchased shares by a resolution of our board of directors. As of March 31, 2008, we (excluding our subsidiaries) owned 500,889,485 treasury shares.

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

General

As of March 31, 2007, we were authorized under our articles of incorporation to issue nine classes of preferred stock totaling 1,306,601 shares of preferred stock, including 120,000 class 3 preferred shares, 400,000 shares of each of the first to fourth series of class 5 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred shares does not exceed 400,000 shares), 200,000 shares of each of the first to fourth series of class 6 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred shares does not exceed 200,000 shares), 200,000 shares of each of the first to fourth series of class 7 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred shares does not exceed 200,000 shares) 27,000 class 8 preferred shares, 79,700 class 9 preferred shares, 150,000 class 10 preferred shares, one class 11 preferred share and 129,900 class 12 preferred shares. Following the amendment of our articles of incorporation, as of June 28, 2007, we were authorized to issue seven classes of preferred stock totaling 1,076,901 (after the stock split becomes effective, 1,076,901,000) shares of preferred stock, including 120,000 (after the stock split becomes effective, 120,000,000) class 3 preferred shares, 400,000 (after the stock split becomes effective, 400,000,000) shares of each of the first to fourth series of class 5 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred shares does not exceed 400,000 (after the stock split becomes effective, 400,000,000) shares), 200,000 (after the stock split becomes effective, 200,000,000) shares of each of the first to fourth series of class 6 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred shares does not exceed 200,000 (after the stock split becomes effective, 200,000,000) shares), 200,000 (after the stock split becomes effective, 200,000,000) shares of each of the first to fourth series of class 7 preferred shares (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred shares does not exceed 200,000 (after the stock split becomes effective, 200,000,000) shares), 27,000 (after the stock split becomes effective, 270,000,000) class 8 preferred shares, one (after the stock split becomes effective, 1,000) class 11 preferred share and 129,900 (after the stock split becomes effective, 129,900,000) class 12 preferred shares. Our preferred shares have equal preference over shares of common stock in respect of dividend entitlements and distribution of assets upon our liquidation. However, holders of preferred shares are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our articles of incorporation. As of March 31, 2008, 100,000,000 shares of class 3 preferred shares, 17,700,000 class 8 preferred shares, 1,000 class 11 preferred shares and 33,700,000 class 12 preferred shares had been outstanding, but there were no class 5 through 7 preferred shares outstanding. We may, at any time, following necessary authorization as described in the first paragraph under “Repurchase of Our Shares,” purchase and cancel, at fair value, any shares of preferred stock outstanding out of the distributable amount.

Class 3, first to fourth series of class 5 and first to fourth series of class 6 preferred shareholders are not entitled to request acquisition of their preferred shares in exchange for our common stock but we may acquire class 3, first to fourth series of class 5 and first to fourth series of class 6 preferred shares at our discretion pursuant to the terms and conditions provided by our articles of incorporation and the resolution of our board of directors. We may acquire shares of class 3 preferred shares at ¥2,500 per share, in whole or in part, on or after February 18, 2010. The provisions for acquisition of first to fourth series of class 5 and first to fourth series of class 6 preferred shares will be determined by the board of directors at the time of issuance of such preferred shares. When issued, any holder of first to fourth series of class 6 and first to fourth series of class 7 preferred shares may request acquisition of such preferred shares in exchange for our common stock during the period determined by resolution of the board of directors adopted at the time of issuance of such preferred shares. Any first to fourth series of class 6 preferred shares or first to fourth series of class 7 preferred shares for which no request for acquisition in exchange for common stock is made during such period will be mandatorily acquired on the day immediately following the last day of such period (the “Mandatory Acquisition Date”) in the number obtained by dividing an amount equivalent to the subscription price per each relevant preferred share by the average daily closing price of our common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Acquisition Date. Any holder of class 8, 11 and 12 preferred shares may request acquisition of the relevant preferred shares in exchange for our common stock during the period as provided for in Attachments 1 through 3 of our articles of incorporation. Any class 8, 11 and 12 preferred shares for which no request for acquisition in exchange for common stock is made during such period will be mandatorily acquired on the Mandatory Acquisition Date in the number obtained by dividing an amount equivalent to the subscription price per each relevant preferred share by the average daily closing price of our common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Acquisition Date.

Preferred Dividends

In priority to the payment of dividends to holders of our common stock, the amount of preferred dividends payable each fiscal year for each class of our preferred stock is set forth below.

•	class 3 preferred shares: ¥60 per share as set by the resolution of our board of directors dated January 27, 2005 and amended to reflect the stock split pursuant to our articles of incorporation

•	first to fourth series of class 5 preferred shares: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥250 per share

•	first to fourth series of class 6 preferred shares: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125 per share

•	first to fourth series of class 7 preferred shares: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125 per share

•	class 8 preferred shares: ¥15.9 per share

•	class 11 preferred shares: ¥5.30 per share

•	class 12 preferred shares: ¥11.5 per share

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

Liquidation Rights

In the event of our voluntary or involuntary liquidation, record holders of our preferred stock are entitled, equally in rank as among themselves, to receive before any distribution out of our residual assets is made to holders of our common stock, a distribution out of our residual assets of:

•	¥2,500 per share of class 3 preferred shares,

•	¥2,500 per share of first to fourth series of class 5 preferred shares,

•	¥2,500 per share of first to fourth series of class 6 preferred shares,

•	¥2,500 per share of first to fourth series of class 7 preferred shares,

•	¥3,000 per share of class 8 preferred shares,

•	¥1,000 per share of class 11 preferred shares, and

•	¥1,000 per share of class 12 preferred shares.

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

American Depositary Shares

The Bank of New York Mellon will issue the American depositary receipts, or ADRs. Each ADR will represent ownership interests in American depositary shares, or ADSs. As a result of the 1,000-for-one stock split that became effective on September 30, 2007, each ADS represents one share of our common stock. Each ADS is held by The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, acting as custodian, at its principal office in Tokyo, on behalf of The Bank of New York Mellon, acting as depositary. Each ADS will also represent securities, cash or other property deposited with The Bank of New York Mellon but not distributed to ADS holders. The Bank of New York Mellon’s corporate trust office is located at 101 Barclay Street, New York, New York 10286 and its principal executive office is located at One Wall Street, New York, New York 10286. For a detailed discussion of the stock split of our common stock, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

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

The Bank of New York Mellon will actually be the registered holder of the common stock, so you will have to rely on it to exercise your rights as a shareholder. Our obligations and the obligations of The Bank of New York Mellon are set out in a deposit agreement among us, The Bank of New York Mellon and you, as an ADS holder. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR.

Share Dividends and Other Distributions

The Bank of New York Mellon has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares of common stock or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash.    The Bank of New York Mellon will convert any cash dividend or other cash distribution we pay on our common stock into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the United States. If that is not possible or if any approval from the Japanese government is needed and cannot be obtained, the deposit agreement allows The Bank of New York Mellon to distribute the Japanese yen only to those ADS holders to whom it is possible to do so. The Bank of New York Mellon will hold the Japanese yen it cannot convert for the account of the ADS holders who have not been paid. It will not invest the Japanese yen and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid under Japanese law will be deducted. See “—Taxation—Japanese Taxation.” The Bank of New York Mellon will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the relevant exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the Japanese currency, you may lose some or all of the value of the distribution.

Shares.    The Bank of New York Mellon may distribute new ADSs representing any shares we may distribute as a dividend or free distribution, if we furnish The Bank of New York Mellon promptly with satisfactory evidence that it is legal to do so. The Bank of New York Mellon will only distribute whole ADSs. It will sell shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it distributes cash dividends. If The Bank of New York Mellon does not distribute additional ADSs, each ADS will also represent the new shares.

Rights to receive additional shares.    If we offer holders of our common stock any rights to subscribe for additional shares of common stock or any other rights, The Bank of New York Mellon may, after consultation with us, make those rights available to you. We must first instruct The Bank of New York Mellon to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or do not give these instructions, and The Bank of New York Mellon decides that it is practical to sell the rights, The Bank of New York Mellon will sell the rights and distribute the proceeds in the same way as it distributes cash dividends. The Bank of New York Mellon may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York Mellon makes rights available to you, upon instruction from you it will exercise the rights and purchase the shares on your behalf. The Bank of New York Mellon will then deposit the shares and issue ADSs to you. It will only exercise the rights if you pay it the exercise price and any other charges the rights require you to pay.

US securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after the exercise of the rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York Mellon may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place. The Bank of New York Mellon will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the US Securities Act with respect to a distribution to you. We will have no obligation to register under the Securities Act those rights or the securities to which they relate.

Other distributions.    The Bank of New York Mellon will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York Mellon has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.

The Bank of New York Mellon is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us or The Bank of New York Mellon to make them available to you.

Deposit, Withdrawal and Cancellation

The Bank of New York Mellon will issue ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its corporate trust office to the persons you request.

In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York Mellon may issue ADSs before the deposit of the underlying shares. This is called a pre-release of ADSs. A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of the shares to close out a pre-release. The depositary may pre-release ADSs only on the following conditions:

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

You may turn in your ADSs at the Corporate Trust Office of The Bank of New York Mellon’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADS at the office of the custodian. Or, at your request, risk and expense, The Bank of New York Mellon will deliver the deposited securities at its Corporate Trust Office.

As a result of the stock split and the adoption of the unit share system on September 30, 2007, the ADSs may only be presented for cancellation and release of the underlying shares of common stock or other deposited securities in multiples of 100 ADSs. Holders of ADRs evidencing less than 100 ADSs are not be entitled to delivery of any underlying shares or other deposited securities unless ADRs, together with other ADRs presented by the same holder at the same time, represent in the aggregate at least 100 ADSs. If any ADSs are surrendered but not cancelled pursuant to the preceding sentence, The Bank of New York Mellon will execute and deliver an ADR or ADRs evidencing the balance of ADSs not so cancelled to the person or persons surrendering the same.

Voting Rights

If you are an ADS holder on a record date fixed by The Bank of New York Mellon, you may instruct The Bank of New York Mellon to vote the shares underlying your ADSs at a meeting of our shareholders in accordance with the procedures set forth in the deposit agreement.

The Bank of New York Mellon will notify you of the upcoming meeting and arrange to deliver our voting materials to you. The notice shall contain (a) such information as is contained in such notice of meeting, (b) a statement that as of the close of business on a specified record date you will be entitled, subject to any applicable provision of Japanese law and our Articles of Incorporation, to instruct The Bank of New York Mellon as to the exercise of the voting rights, if any, pertaining to the amount of shares or other deposited securities represented by your ADSs, and (c) a brief statement as to the manner in which such instructions may be given, including an express indication that instructions may be given to The Bank of New York Mellon to give a discretionary proxy to a person designated by us. Upon your written request, received on or before the date established by The Bank of New York Mellon for such purpose, The Bank of New York Mellon shall endeavor in so far as practicable to vote or cause to be voted the amount of shares or other deposited securities represented by your ADSs in accordance with the instructions set forth in your request. So long as Japanese law provides that votes may only be cast with respect to one or more whole shares or other deposited securities, The Bank of New York Mellon will aggregate voting instructions to the extent such instructions are the same and vote such whole shares or other deposited securities in accordance with your instructions. If, after aggregation of all instructions to vote received by The Bank of New York Mellon, any portion of the aggregated instructions constitutes instructions with respect to less than a whole share or other deposited securities, The Bank of New York Mellon will not vote or cause to be voted the shares or other deposited securities to which such portion of the instructions apply. The Bank of New York Mellon will not vote or attempt to exercise the right to vote that attaches to the shares or other deposited securities, other than in accordance with the instructions of the ADS holders. If no instructions are received by The Bank of New York Mellon from you with respect to any of the deposited securities represented by your ADSs on or before the date established by The Bank of New York Mellon for such purpose, The Bank of New York Mellon shall deem you to have instructed The Bank of New York Mellon to give a discretionary proxy to a person designated by us with respect to such deposited securities and The Bank of New York Mellon shall give a discretionary proxy to a person designated by us to vote such deposited securities, provided that no such instruction shall be given with respect to any matter as to which we inform The Bank of New York Mellon (and we have agreed to provide such information as promptly as practicable in writing) that (1) we do not wish such proxy given, (2) substantial opposition exists or (3) such matter materially and adversely affects the rights of holders of shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York Mellon to vote your shares. In addition, The Bank of New York Mellon is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions as long as it has acted in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property

Each cancellation of an ADS, including if the agreement terminates

$0.02 (or less) per ADSs	To the extent permitted by securities exchange on which the ADSs may be listed for trading any cash payment

Registration or transfer fees	Transfer and registration of shares on the share register of the foreign registrar from your name to the name of The Bank of New York Mellon or its agent when you deposit or withdraw shares

Expenses of The Bank of New York Mellon	Conversion of foreign currency to US dollars cable, telex and facsimile transmission expenses

Taxes and other governmental charges The Bank of New York Mellon or BTMU, as custodian, have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes

As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The Bank of New York Mellon may refuse to transfer your ADSs or allow you to withdraw the deposited securities underlying your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:

•	reclassify, split up or consolidate any of our shares or the deposited securities,

•	recapitalize, reorganize, merge, liquidate, consolidate or sell all or substantially all of our assets or take any similar action, or

•	distribute securities on the shares that are not distributed to you,

then,

(1)	the cash, shares or other securities received by The Bank of New York Mellon will become deposited securities and each ADS will automatically represent its equal share of the new deposited securities unless additional ADSs are issued; and

(2)	The Bank of New York Mellon may, and will if we request, issue new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs, identifying the new deposited securities.

Amendment and Termination

We may agree with The Bank of New York Mellon to amend the deposit agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADS holders, it will only become effective three months after The Bank of New York Mellon notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended. However, no amendment will impair your right to receive the deposited securities in exchange for your ADSs.

The Bank of New York Mellon will terminate the deposit agreement if we ask it to do so, in which case it must notify you at least 30 days before termination. The Bank of New York Mellon may also terminate the deposit agreement if The Bank of New York Mellon has told us that it would like to resign and we have not appointed a new depositary bank within 60 days.

If any ADSs remain outstanding after termination, The Bank of New York Mellon will stop registering the transfers of ADSs, will stop distributing dividends to ADS holders and will not give any further notices or do anything else under the deposit agreement other than:

(1)	collect dividends and distributions on the deposited securities,

(2)	sell rights and other property offered to holders of deposited securities, and

(3)	deliver shares and other deposited securities in exchange for ADSs surrendered to The Bank of New York Mellon.

At any time after one year following termination, The Bank of New York Mellon may sell any remaining deposited securities. After that, The Bank of New York Mellon will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The Bank of New York Mellon’s only obligations will be to account for the money and other cash and with respect to indemnification and to retain depositary documents. After termination, our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York Mellon.

Limitations on Obligations and Liability to ADS Holders

The deposit agreement expressly limits our obligations and the obligations of The Bank of New York Mellon. It also limits our liability and the liability of The Bank of New York Mellon. We and The Bank of New York Mellon:

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

In the deposit agreement, we and The Bank of New York Mellon agree to indemnify each other for liabilities arising out of acts performed or omitted by the other party in accordance with the deposit agreement.

Requirements for Depositary Actions

Before The Bank of New York Mellon will issue or register transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, it may require:

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

The Bank of New York Mellon may refuse to deliver, transfer, or register transfers of ADSs generally when its transfer books are closed, when our transfer books are closed or at any time if it or we think it advisable to do so.

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (1) The Bank of New York Mellon has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the shares;

•	when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Reports and Other Communications

The Bank of New York Mellon will make available for your inspection at its corporate trust office any reports and communications, including any proxy soliciting material, that it receives from us, if those reports and communications are both (a) received by The Bank of New York Mellon as the holder of the deposited securities and (b) made generally available by us to the holders of the deposited securities. If we ask it to, The Bank of New York Mellon will also send you copies of those reports it receives from us.

Inspection of Transfer Books

The Bank of New York Mellon will keep books for the registration and transfer of ADSs, which will be open for your inspection at all reasonable times. You will only have the right to inspect those books if the inspection is for the purpose of communicating with other owners of ADSs in connection with our business or a matter related to the deposit agreement or the ADSs.

C.    Material Contracts

Except as described elsewhere in this Annual Report, all material contracts entered into by us in the past two years preceding the filing of this Annual Report were entered into in the ordinary course of business.

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

•

corporations of which 50% or more of the shares are directly or indirectly held by individuals not resident of Japan and corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

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

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese financial instruments exchange or whose shares are traded on the over-the-counter market in Japan to file with the director of a competent finance bureau within 5 business days a report concerning such shareholdings.

A similar report must also be filed in respect of any subsequent change of 1% or more in any such holding ratio or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, share issuable to such person upon exchange of exchangeable securities, conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued shares of capital stock. Copies of such report must also be furnished to the issuer of such shares and all Japanese financial instruments exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

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

For the purpose of Japanese tax law and the Tax Convention (as defined below), a US holder of ADSs will be treated as the owner of the shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before March 31, 2009 pursuant to Japanese tax law. After such date, the maximum withholding rate for US holders (as defined below), which is generally set at 10% of the gross amount distributed, shall be applicable pursuant to the Tax Convention (as defined below).

On March 30, 2004, the Convention between the Government of the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Convention”), has become effective to replace its predecessor, which was signed on March 8, 1971 (the “Prior Treaty”). The Tax Convention establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a US resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate for US holders (as defined below) is generally set at 10% of the gross amount distributed. However, the maximum rate is 5% of the gross amount distributed if the recipient is a corporation and owns directly or indirectly, on the date on which entitlement to the dividends is determined, at least 10% of the voting shares of the paying corporation. Furthermore, the amount distributed shall not be taxed if the recipient is (i) a pension fund which is a US resident, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund or (ii) a parent company with a controlling interest in the paying company and satisfies certain other requirements. US holders (as defined below) are urged to consult their own tax advisors with respect to their eligibility for benefits under the Prior Treaty and the Tax Convention.

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

US Taxation

The following sets forth the material US federal income tax consequences of the ownership of shares and ADSs by a US holder, as defined below. This summary is based on US federal income tax laws, including the US

Internal Revenue Code of 1986, or the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, and on the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Tax Convention, all of which are subject to change, possibly with retroactive effect.

The following summary is not a complete analysis or description of all potential US federal income tax consequences to a particular US holder. It does not address all US federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities, tax-exempt entities, non-US persons, persons holding a share or an ADS as part of a “straddle,” “hedge,” conversion or integrated transaction, holders whose “functional currency” is not the US dollar, holders liable for alternative minimum tax and holders of 10% or more of our voting shares) are subject to special tax treatment. This summary does not address any foreign, state, local or other tax consequences of investments in our shares or ADSs.

This summary addresses only shares or ADSs that are held as capital assets within the meaning of Section 1221 of the Code.

As used herein, a “US holder” is a beneficial owner of shares or ADSs, as the case may be, that is, for US federal income tax purposes:

•	a citizen or resident of the US,

•	a corporation or other entity taxable as a corporation created or organized under the laws of the US or any political subdivision thereof,

•	an estate, the income of which is subject to US federal income tax regardless of its source, or

•	a trust

•	the administration of which is subject to (1) the supervision of a court within the US and (2) the control of one or more US persons as described in Section 7701(a)(30) of the Code; or

•	that has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

A “Non-US holder” is any beneficial holder of shares or ADSs that is not a US holder.

If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisor.

We urge US holders to consult their own tax advisors concerning the US federal, state and local and other tax consequences to them of the purchase, ownership and disposition of shares or ADSs.

This summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with their respective terms. For US federal income tax purposes, holders of ADSs will be treated as the owners of the shares represented by the ADSs. Accordingly, withdrawals or deposits of shares in exchange for ADSs generally will not be subject to US federal income tax.

The US Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have beneficial ownership of the securities underlying the ADSs). Accordingly, the discussion on the creditability of Japanese taxes described below could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and MUFG if, as a result of such actions, the holders of ADSs and not properly treated as beneficial owners of the underlying shares. We are not aware of any intention to take any such actions, and accordingly, the remainder of this discussion assumes that holders of ADSs will be properly treated as beneficial owners of the underlying shares.

Special adverse US federal income tax rules apply if a US holder holds shares or ADSs of a company that is treated as a “passive foreign investment company” (a “PFIC”) for any taxable year during which the US holder held shares or ADSs. Based upon proposed Treasury regulations and upon certain management estimates, we do not expect MUFG to be a PFIC for US federal income tax purposes in the current year or in future years. However, there can be no assurance that the described proposed regulations will be finalized in their current form, and the determination of whether MUFG is a PFIC is based upon, among other things, the composition of our income and assets and the value of our assets from time to time. US holders should consult their own tax advisors as to the potential application of the PFIC rules to their ownership and disposition of shares or ADSs. This discussion assumes that we are not, and will not become, a PFIC.

Taxation of Dividends

US holders will include the gross amount of any distribution received with respect to shares or ADSs (before reduction for Japanese withholding taxes), to the extent paid out of the current or accumulated earnings and profits (as determined for US federal income tax purposes) of MUFG, as ordinary income in their gross income. The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a US holder will not be eligible for the “dividends-received deduction” allowed to US corporations in respect of dividends received from other US corporations. To the extent that an amount received by a US holder exceeds such holder’s allocable share of our current earnings and profits, such excess will be applied first to reduce such holder’s tax basis in its shares or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares or ADSs. Then, to the extent such distribution exceeds such US holder’s tax basis, such excess will be treated as capital gain. The amount of the dividend will be the US dollar value of the Japanese yen payments received. This value will be determined at the spot Japanese yen/US dollar rate on the date the dividend is received by the depositary in the case of US holders of ADSs, or by the shareholder in the case of US holders of shares, regardless of whether the dividend payment is in fact converted into US dollars at that time. If the Japanese yen received as a dividend are not converted into US dollars on the date of receipt, a US holder will have basis in such Japanese yen equal to their US dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the Japanese yen will generally be treated as US source ordinary income or loss.

If a US holder is eligible for benefits under the Tax Convention, the holder may be able to claim a reduced rate of Japanese withholding tax. All US holders should consult their tax advisors about their eligibility for reduction of Japanese withholding tax. A US holder may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. A US holder should not be allowed a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Tax Convention. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will constitute “passive income” or, in the case of certain US holders, “financial services income.” The rules governing US foreign tax credits are very complex and US holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

The Jobs and Growth Tax Relief Reconciliation Act of 2003, or the Act, affects the taxation of dividends. Qualified dividends received by non-corporate US holders prior to January 1, 2011 from a qualified corporation may be eligible for reduced rates of taxation. Qualified corporations include those foreign corporations eligible for the benefits of a comprehensive income tax treaty with the United States that the US Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The Tax Convention meets these requirements. Dividends received by US investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year are not qualified dividends. We believe that MUFG is a qualified foreign corporation and that dividends received by US investors with respect to shares or ADSs of MUFG will be qualified dividends. Note that these provisions do not affect dividends received by Non-US holders.

Taxation of Capital Gains

Upon a sale or other disposition of shares or ADSs, a US holder will recognize gain or loss in an amount equal to the difference between the US dollar value of the amount realized and the US holder’s tax basis, determined in US dollars, in such shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the US holder’s holding period for such shares or ADSs exceeds one year. A US holder’s adjusted tax basis in its shares or ADSs will generally be the cost to the holder of such shares or ADSs. Any such gain or loss realized by a US holder upon disposal of the shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding

Dividends paid on shares or ADSs to a US holder, or proceeds from a US holder’s sale or other disposition of shares or ADSs, may be subject to information reporting requirements. Those dividends or proceeds from sale or disposition may also be subject to backup withholding unless the US holder:

•	is a corporation or other exempt recipient, and, when required, demonstrates this fact, or

•

provides a correct taxpayer identification number on a properly completed US Internal Revenue Service Form W-9 or substitute form, certifies that the US holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against the US holder’s US federal income tax liability or refundable to the extent that it exceeds such liability if the US holder provides the required information to the Internal Revenue Service. If a US holder is required to and does not provide a correct taxpayer identification number, the US holder may be subject to penalties imposed by the Internal Revenue Service. All holders should consult their tax advisors as to their qualification for the exemption from backup withholding and the procedure for obtaining an exemption.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We file periodic reports and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005. Some of this information may also be found on our website at http://www.mufg.jp.

I.    Subsidiary Information

Please refer to discussion under “Item 4.C. Information on the Company—Organizational Structure.”

Item 11.	Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.

Numerous changes in our business environment have occurred as a result of deregulation and globalization of the financial industry, and the advancement of information technology. We aim to be a global and comprehensive financial group encompassing leading commercial and trust banks, and securities firms in Japan. Risk management plays an increasingly important role as the risks faced by financial groups such as us increase in scope and variety.

We identify various risks arising from businesses based on uniform criteria, and implement integrated risk management to ensure a stronger financial condition and to maximize shareholder value. Based on this policy, we identify, measure, control and monitor a wide variety of risks so as to achieve a stable balance between earnings and risks. We undertake risk management to create an appropriate capital structure and to achieve optimal allocation of resources.

Risk Classification

At the holding company level, we broadly classify and define risk categories faced by the Group including those that are summarized below. Group companies perform more detailed risk management based on their respective operations.

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

Risk Management System

We have adopted an integrated risk management system and promotes close cooperation among the holding company and group companies. The holding company and the major subsidiaries (which include The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, and Mitsubishi UFJ Securities Co., Ltd., or MUS) each appoint Chief Risk Management Officers and establish independent risk management divisions. At the Risk Management Committees, our management members discuss and dynamically manage various types of risks from both qualitative and quantitative perspectives. The board of directors determines risk management policies for various types of risk based on the discussions held by these committees.

The holding company seeks to enhance group-wide risk identification, to integrate and improve the Group’s risk management system and related methods, to maintain asset quality, and to eliminate concentrations of specific risks. Group-wide risk management policy is determined at the holding company level and each group company implements and improves its own risk management system based on this policy.

Business Continuity Management

Based on a clear critical response rationale and associated decision-making criteria, we have developed systems to ensure that operations are not interrupted or can be restored to normal quickly in the event of a natural disaster or system failure so as to minimize any disruption to customers and markets. A crisis management team within the holding company is the central coordinating body in the event of any emergency. Based on information collected from crisis management personnel at the major subsidiaries, this central body would assess the overall impact of a crisis on the Group’s business and establish task forces that could implement all countermeasures to restore full operations. We have business continuity plans to maintain continuous operational viability in the event of natural disasters, system failures and other types of emergencies. Regular training drills are conducted to upgrade the practical effectiveness of these systems.

Implementation of Basel II

The Basel Committee on Banking Supervision of the Bank for International Settlements has set capital adequacy standards for all internationally active banks to ensure minimum levels of capital. The Basel Committee worked over recent years to revise the 1988 Accord and, in June 2004, the Committee released “International Convergence of Capital Measurement and Capital Standards: A Revised Framework.” This new framework, called Basel II, has been applied to Japanese banks since March 31, 2007. Basel II is based on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information. The goal of Basel II is to have these three pillars mutually reinforce each other to ensure the effectiveness of regulations. Compared to the previous framework, Basel II is thus a more comprehensive regulatory framework for ensuring the soundness and stability of the international banking system. In addition, with respect to credit risk and operational risk, Basel II provides more risk-sensitive approaches and a range of options for measuring risks and determining the capital requirements. As a result, Basel II also reflects the nature of risks at each bank more closely. Based on the principles of Basel II, MUFG has adopted the Foundation Internal Ratings-Based Approach to calculate its capital requirements for credit risk. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to our overall capital requirements and a few subsidiaries have adopted a phased rollout of the internal ratings-based approach. MUFG has adopted the Standardized Approach to calculate its capital requirements for operational risk. As for market risk, MUFG has adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Method to calculate specific risk.

Credit Risk Management

Credit risk is the risk of losses due to deterioration in the financial condition of a borrower. We have established risk management systems to maintain asset quality, manage credit risk exposure and achieve earnings commensurate with risk.

We apply a uniform group-wide credit rating system for asset evaluation and assessment, loan pricing, and quantitative measurement of credit risk. This system also underpins the calculation of capital requirements and management of credit portfolios. We continually seek to upgrade credit portfolio management, or CPM expertise to achieve an improved risk-adjusted return based on the Group’s credit portfolio status and flexible response capability to economic and other external changes.

Credit Risk Management System

The credit portfolios of our major banking subsidiaries are monitored and assessed on a regular basis by the holding company to maintain and improve asset qualities. A uniform group-wide credit rating and asset evaluation and assessment system is used to ensure timely and proper evaluation of all credit risks.

Under our credit risk management system, each major banking subsidiary manages its respective credit risk on a consolidated and global basis, while the holding company oversees and manages credit risk on an overall group-wide basis. The holding company also convenes regular committee meetings to monitor credit risk management at banking subsidiaries and to issue guidance where necessary.

Each major banking subsidiary has in place a system of checks and balances in which a credit administration section that is independent of the business promotion sections screens individual transactions and manages the extension of credit.

At the management level, regular meetings of Credit and Investment Management Committees and related deliberative bodies ensure full discussion of important matters related to credit risk management. Besides such checks and balances and internal oversight systems, credit examination sections also undertake credit testing and evaluation to ensure appropriate credit risk management The following diagram summarizes the credit risk management framework for our major banking subsidiaries:

Credit Rating System

MUFG and its major banking subsidiaries have introduced an integrated group-wide credit rating system to evaluate credit risk. The credit rating system consists primarily of borrower rating, facility risk rating, structured finance rating and asset securitization rating.

Country risk is also rated on a uniform group-wide basis. Our country risk rating is reviewed periodically to take into account relevant political and economic factors, including foreign currency availability.

Risk exposure for small retail loans, such as residential mortgage loans, is managed by grouping loans into various pools and assigning ratings at the pool level.

Borrower rating

Our borrower rating classifies borrowers into 15 grades based on evaluations of their expected debt-service capability over the next three to five years.

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

Facility risk rating

Facility risk rating is used to evaluate and classify the quality of individual credit facilities, including guarantees and collateral. Ratings are assigned by quantitatively measuring the estimated loss rate of a facility in the event of a default.

Structured finance rating and asset securitization rating

These ratings are also used to evaluate and classify the quality of individual credit facilities, including guarantees and collateral, and focus on the structure, including the applicable credit period, of each credit facility. In evaluating the debt service potential of a credit facility, we scrutinize its underlying structure to determine the likelihood of the planned future cash flows being achieved.

Pool assignment

Each major banking subsidiary has its own system for pooling and rating small retail loans designed to reflect the risk profile of its loan portfolios.

Asset Evaluation and Assessment System

The asset evaluation and assessment system is used to classify assets held by financial institutions according to the probability of collection and the risk of any impairment in value based on borrower classifications consistent with the borrower ratings and the status of collateral, guarantees, and other factors.

The system is used to conduct write-offs and allocate allowances against credit risk in a timely and adequate manner.

Quantitative Analysis of Credit Risk

MUFG and its major banking subsidiaries manage credit risk by monitoring credit amount and expected losses, and run simulations based on internal models to estimate the maximum amount of credit risk. These models are used for internal management purposes, including loan pricing and measuring economic capital.

When quantifying credit risk amounts using the internal models, MUFG and its major banking subsidiaries consider various parameters, including, probability of default, or PD, loss given default, or LGD, and exposure at default, or EAD, used in their borrower ratings, facility risk ratings and pool assignments as well as any credit concentration risk in particular borrower groups or industry sectors. MUFG and its major banking subsidiaries also share credit portfolio data in appropriate cases.

Loan Portfolio Management

We aim to achieve and maintain levels of earnings commensurate with credit risk exposure. Products are priced to take into account expected losses, based on the internal credit ratings.

We assess and monitor loan amounts and credit exposure by credit rating, industry and region. Portfolios are appropriately managed to limit concentrations of risk in specific categories by establishing large exposure guidelines.

To manage country risk, we have established specific credit ceilings by country. These ceilings are reviewed when there is any material change in a country’s credit standing, in addition to regular review.

Continuous CPM Improvement

With the growth of securitized products and credit derivatives in global markets, we actively seek to supplement conventional CPM techniques with advanced methods based on the use of such market-based instruments.

Through credit risk quantification and portfolio management, we aim to improve the risk return profile of the Group’s credit portfolio, using financial markets to rebalance credit portfolios in a dynamic and active manner based on an accurate assessment of credit risk. The following diagram summarizes our CPM framework:

Credit Portfolio Management (CPM) Framework

Risk Management of Strategic Equity Portfolio

Strategic equity investment risk is the risk of loss caused by a decline in the prices of our equity investments.

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks as of March 31, 2008 was subject to a variation of approximately ¥4.2 billion per point of movement in the TOPIX index.

We seek to manage and reduce strategic equity portfolio risk based on such types of simulation. The aim is to keep this risk at appropriate levels compared with Tier 1 capital while generating returns commensurate with the degree of risk exposure.

Market Risk Management

Market risk is the risk that the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices, or foreign exchange rates.

Management of market risk at MUFG aims to control related risk exposure across the Group while ensuring that earnings are commensurate with levels of risk.

Market Risk Management System

We have adopted an integrated system to manage market risk from its trading and non-trading activities. The holding company monitors group-wide market risk, while each of the major subsidiaries manages its market risks on a consolidated and global basis.

At each of the major subsidiaries, checks and balances are maintained through a system in which back and middle offices operate independently from front offices. In addition, separate Asset-Liability Management, or

ALM, Committee, ALM Council and Risk Management Meetings are held at each of the major subsidiaries every month to deliberate important matters related to market risk and control.

The holding company and the major subsidiaries allocate economic capital commensurate with levels of market risk and determined within the scope of their capital bases. The major subsidiaries have established quantitative limits relating to market risk based on their allocated economic capital. In addition, in order to keep losses within predetermined limits, the major subsidiaries have also set limits for the maximum amount of losses arising from market activities. The following diagram summarizes the market risk management system of each major subsidiary:

Management System of Our Major Subsidiaries

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

As part of our market risk management activities, we use certain derivative financial instruments to manage our interest rate and currency exposures. We maintain an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. We enter into interest rate swaps and other contracts as part of our interest rate risk management strategy primarily to alter the interest rate sensitivity of its loans, investment securities and deposit liabilities. Our principal objectives in risk management include asset and liability management. Asset and liability management is viewed as one of the methods for us to manage its interest rate exposures on interest-bearing assets and liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow us to effectively manage our interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. We enter into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance-sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

These market risk management activities are performed in accordance with the predetermined rules and procedures. The internal auditors as well as independent accounting auditors regularly verify the appropriateness of the management controls over these activities and the risk evaluation models adopted.

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

Market risk for trading and non-trading activities is measured using a uniform market risk measurement model. The principle model used for these activities is historical simulation (HS) model (holding period, 10 days; confidence interval, 99%; and observation period, 701 business days). The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past. This method is capable of capturing certain statistically infrequent movements, such as a fat tail, and accounts for the characteristics of financial instruments with non-linear behavior. Independent auditors, who were engaged only in the particular audit, verified the accuracy and appropriateness of this internal market risk model. The holding company and banking subsidiaries also use the HS model to calculate Basel II regulatory capital adequacy ratios. MUFG has notified the Financial Services Agency of its use as the internal market risk model, and received approval for its use of the model in March 2007.

In calculating VaR using the HS method, we have implemented an integrated market risk measurement system throughout the Group. Our major subsidiaries calculate their VaR based on the risk and market data prepared by the information systems of their front offices and other departments. The major subsidiaries provides this risk data to the holding company, which calculates overall VaR taking into account the diversification effect among all portfolios of the major subsidiaries.

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

Meanwhile, deposits and loans with contract-based maturities are sometimes cancelled or repaid before their maturity dates. To measure interest rate risk for these deposits and loans, we reflect these early termination events mainly by applying early termination rates calculated based on a statistical analysis of historical repayment and cancellation data together with historical market interest rate data.

Summaries of Market Risks (Fiscal Year Ended March 2008)

Trading activities

The aggregate VaR for our total trading activities as of March 31, 2008 was ¥6.61 billion, comprising interest-rate risk exposure of ¥5.65 billion, foreign exchange risk exposure of ¥0.70 billion, and equity-related risk exposure of ¥1.39 billion. Compared with the VaR as of March 31, 2007, we experienced a large decrease in market risk during the fiscal year in review, particularly our exposure to foreign exchange and equity-related risk.

Our average daily VaR for the fiscal year ended March 31, 2008 was ¥10.99 billion, rising from our daily VaR of ¥6.40 billion for the fiscal year ended March 31, 2007. This primarily reflected an increase in interest rate risk and foreign exchange risk.

Due to the nature of trading operations which involves frequent changes in trading positions, market risk varied substantially during the fiscal year, depending on our trading positions.

The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

	Billions of Yen
April 1, 2006—March 31, 2007	Average	Maximum	Minimum	Mar 31, 2007
MUFG	¥6.40	¥20.80	¥2.79	¥16.04
Interest rate	4.60	8.48	2.78	4.68
Yen	2.55	5.13	1.10	2.37
Dollars	1.25	3.27	0.43	1.32
Foreign Exchange	2.03	5.98	0.46	5.98
Equities	1.52	14.64	0.24	8.77
Commodities	0.11	0.34	0.04	0.16
Diversification Effect	1.85	—	—	3.55

	Billions of Yen
April 1, 2007—March 31, 2008	Average	Maximum	Minimum	Mar 31, 2008
MUFG	¥10.99	¥16.72	¥5.88	¥6.61
Interest rate	8.80	14.80	3.69	5.65
Yen	5.90	11.26	1.97	3.88
Dollars	1.92	4.54	0.73	0.94
Foreign Exchange	3.32	7.88	0.70	0.70
Equities	1.31	8.39	0.17	1.39
Commodities	0.21	0.51	0.06	0.23
Diversification Effect	2.65	—	—	1.36

Assumption for VaR calculations:
Historical simulation method Holding period: 10 days Confidence interval: 99% Observation period: 701 business days

Note:	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2008 was as follows:

Billions of Yen
Quarter	Daily average VaR
April—June 2007	¥11.30
July—September 2007	10.24
October—December 2007	11.30
January—March 2008	11.14

The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of trading business. During the fiscal year ended March 31, 2008, the revenue from our trading activities has been relatively stable, keeping positive numbers in 179 days out of 260 trading days in the period. During the same period, there were 99 days with positive revenue exceeding ¥1 billion and 29 days with negative revenue exceeding minus ¥1 billion.

Non-trading Activities

The aggregate VaR for our total non-trading activities as of March 31, 2008, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥251.6 billion. Market risks related to interest rates equaled ¥211.0 billion and equities-related risks equaled ¥72.0 billion. Compared with the VaR for MUFG at March 31, 2007, the increase in overall market risk was ¥52.0 billion. Market risks related to interest rate risk increased ¥36.2 billion. Equities-related risks decreased ¥22.7 billion.

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 75% of our total non-trading activity market risks. Looking at a breakdown of interest rate related risk by currency, at March 31, 2008, the yen accounted for approximately 57% while the US dollar approximately 35%.

The following table shows the VaR related to our non-trading activities by risk category for the fiscal year ended March 31, 2008:

	Billions of Yen
April 1, 2007—March 31, 2008	Average	Maximum	Minimum	Mar 31, 2008
Interest rate	¥172.6	¥222.7	¥128.2	¥211.0
Yen	112.0	137.5	83.9	128.6
Dollars	63.6	96.1	37.6	79.2
Foreign Exchange	0.9	4.3	0.0	0.2
Equities	87.2	101.0	67.9	72.0
Total	204.1	258.9	156.4	251.6

Assumption for VaR calculations:
Historical simulation method Holding period: 10 days Confidence interval: 99% Observation period: 701 business days

Note:	The maximum and minimum VaR overall for each category and in total were taken from different days. The equities-related risk figures do not include market risk exposure from our strategic equity portfolio. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2008 was as follows.

Billions of Yen
Quarter	Daily average VaR
April—June 2007	¥202.24
July—September 2007	175.53
October—December 2007	203.99
January—March 2008	235.45

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2008 against that as of March 31, 2007, there were a five percentage point increase in Japanese yen from 52% to 57% and a four percentage point decrease in US dollar from 39% to 35%, and Euro stays at the same level at 8%.

Backtesting

We conduct backtesting in which a VaR is compared with actual realized and unrealized losses on a daily basis to verify the accuracy of our VaR measurement model. We also conduct additional backtesting using other methods, including testing VaR against hypothetical losses and testing VaR by various changing parameters such as confidence intervals and observation periods used in the model.

Actual losses exceeded VaR once in the fiscal year ended March 31, 2008. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.

Stress Testing

We have adopted an HS-VaR model, which calculates a VaR as a statistically possible amount of losses in a fixed confidence interval based on historical market volatility. However, the HS-VaR model is not designed to capture certain abnormal market fluctuations. In order to complement this weakness of the model, MUFG conducts portfolio stress testing to measure potential losses using a variety of scenarios.

The holding company and the major subsidiaries conduct stress testing on a daily, monthly and quarterly basis to monitor their overall portfolio risk by applying various scenarios. For example, the holding company tests estimated potential losses resulting from scenarios reflecting the market conditions at the time of testing, scenarios based on extreme historic market conditions, such as Black Monday or the 1994 bond sell-off, and scenarios involving the largest fluctuations in markets over a specific period in the past.

Daily stress testing at the holding company estimates maximum potential losses in each market on the current trading portfolio based on the worst ten-day historical volatility recorded during the VaR observation period of 701 days. As of March 31, 2008, the maximum predicted losses at the Group level on this basis were ¥8.4 billion for trading activities and ¥282.8 billion for non-trading activities, compared to ¥19.1 billion and ¥249.7 billion, respectively, as of March 31, 2007.

In light of increased market volatility since the second half of 2007, we have implemented additional tests under various stress scenarios to supplement VaR and are applying the test results to risk management.

Liquidity Risk Management

Liquidity risk is the risk of incurring losses if a poor financial position hampers the ability to meet funding requirements, or necessitates fund procurement at interest rates markedly higher than normal.

Our major subsidiaries maintain appropriate liquidity in both Japanese yen and foreign currencies by managing their funding sources and mechanism, such as liquidity gap, liquidity-supplying products such as commitment lines, and buffer assets.

We have established a group-wide system for managing liquidity risk by categorizing the risk in the following three stages: Normal, With-Concern, and Critical. The front offices and risk management offices of the major subsidiaries and the holding company exchange information and data on liquidity risk even at the Normal stage. At higher alert stages, we centralize information about liquidity risk and discuss issues relating to group-wide liquidity control actions among group companies, if necessary. We have also established a system for liaison and consultation on funding in preparation for contingency, such as natural disasters, wars and terrorist attacks. The holding company and the major subsidiaries conduct group-wide contingency preparedness drills on a regular basis to ensure smooth implementation in the event of an emergency.

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

MUFG’s board of directors has approved the MUFG Operational Risk Management Policy as a group-wide policy for managing operational risk. This policy sets forth the core principles regarding operational risk management, including the definition of operational risk, and the risk management system and processes. The policy also requires the board of directors and the Executive Committee to formulate fundamental principles of operational risk management and establish and maintain an appropriate risk management system. The Chief Risk Management Officer is responsible for recognizing, evaluating, and appropriately managing operational risk in accordance with the fundamental principles formulated by the board of directors and the Executive Committee. A division in charge of operational risk management must be established that is independent of business promotion sections to manage overall operational risk in a comprehensive manner. These fundamental principles have also been approved by the boards of directors of the major subsidiaries, providing a consistent framework for operational risk management of the Group. The diagram below sets forth the operational risk management system of each major banking subsidiary:

Management System of Our Major Banking Subsidiaries

As set forth in the following diagram, we have established a risk management framework for loss data collection, control self assessment (CSA), and measurement of operational risk in order to appropriately identify, recognize, evaluate, measure, control, monitor and report operational risk.

We have also established group-wide reporting guidelines with respect to loss data collection and its monitoring. We focus our efforts on ensuring accurate assessment of the status of operational risk losses and the implementation of appropriate countermeasures, while maintaining databases of internal and external loss events.

The following diagram summarizes our operational risk management framework:

Risk Management Framework

Operations Risk Management

Operations risk refers to the risk of loss that is attributable to the actions of executives or employees, whether accidental or the result of neglect or deliberate misconduct. The Group companies offer a wide range of financial services, ranging from commercial banking products such as deposits, exchange services and loans to trust and related services covering pensions, securities, real estate and securitization, as well as transfer agent services. Cognizant of the potentially significant impact that operations risk-related events could have in terms of both economic losses and damage to our reputation, our banking subsidiaries continue to improve their management systems to create and apply appropriate operations risk-related controls.

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

Senior management receives regular reports on the status of our businesses from an operations risk management perspective. We work to promote the sharing within the Group of information and expertise concerning any operational incidents and the measures implemented to prevent any recurrence.

Efforts to upgrade the management of operations risk continue with the aim of providing our customers with a variety of high-quality services.

Information Asset Risk Management

Information asset risk refers to the risk of loss caused by loss, alteration, falsification or leakage of information, or by destruction, disruption, errors or misuse of information systems, as well as risks similar to this risk. In order to ensure proper handling of information and prevent loss or leakage of information, our major banking subsidiaries strive to better manage and reduce such risks through the appointment of managers with specific responsibilities for information security issues, the establishment of internal procedures, training courses designed for all staff, and the implementation of measures to ensure stable IT systems control. We have also formulated the Personal Information Protection Policy as the basis for ongoing programs to protect the confidentiality of personal information.

Systems planning, development and operations include appropriate design and extensive testing phases to ensure that systems are designed to help prevent failures while providing sufficient safeguards for the security of personal information. The status of the development of any mission-critical IT systems is reported regularly to senior management. We have developed disaster countermeasures systems and have also been investing in duplication of the Group’s IT infrastructure to minimize damage in the event of any system failure. Emergency drills are conducted to help increase staff preparedness.

With the aim of preventing any recurrence, we also work to promote sharing of information within the Group related to the causes of any loss or leakage of information, or system failure.

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

Despite these measures, in the previous fiscal year, we have received administrative orders from government authorities in Japan and abroad. We view these actions with the deepest concern. In response, we have been working to ensure an appropriate compliance structure in Japan and abroad across the MUFG Group to enable sound and appropriate business management.

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

The holding company and each major subsidiary have also established voluntary committees, such as an Internal Audit and Compliance Committee, where members from outside the Group account for a majority, and a Compliance Committee. Through these measures, we have established a structure for deliberating key issues related to compliance. Additionally, the holding company has the Group Chief Compliance Officer, or CCO, Committee which deliberates important matters related to compliance and compliance-related issues for which the Group should share a common understanding.

CCO of Holding Company

Directors responsible for compliance at the holding company and the major subsidiaries have been named the CCOs of their respective companies. The CCOs of the major subsidiaries have also been appointed as the deputy CCOs of the holding company to assist the CCO of the holding company. This system promotes the prompt reporting of group-wide compliance-related information to the holding company and also allows the CCO of the holding company to effectively provide compliance-related guidance, advice, and instructions to MUFG Group companies.

Group CCO Committee

A Group CCO Committee has been established under the Executive Committee of the holding company. The committee consists of the CCO of the holding company as the committee chairman and the CCOs of the major subsidiaries.

By timely holding meetings, the Group CCO Committee seeks to promote greater sharing of compliance-related information among the MUFG Group companies and works to strengthen the Group’s incident prevention controls and to help the Group companies respond to unforeseen problems. The Committee also continues to strive to improve compliance systems throughout the Group.

The following diagram summarizes our compliance framework:

Internal Reporting System and Accounting Auditing Hotline

The major subsidiaries have established internal reporting systems that aim to identify compliance issues early so that any problems can be quickly rectified. This system includes an independent external compliance hotline. Furthermore, the holding company has set up an MUFG Group Compliance Helpline that acts in pararell with group-company internal reporting systems and provides a reporting channel for directors and employees of group companies.

In addition to these internal reporting systems, the holding company has also established an accounting auditing hotline that provides a means to report any problems related to MUFG accounting.

MUFG Accounting Auditing Hotline

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

Group Internal Audit Framework

The board of directors at the holding company level has instituted MUFG’s internal audit policy to define the policy, function and organizational position of internal audits. Separate divisions have been created within the holding company and the major group subsidiaries (the Internal Audit Division at the holding company, the Internal Audit & Credit Examination Division at BTMU and the Audit Division at MUTB, and the Internal Audit Division at MUS) to conduct internal audits based on this policy. These divisions perform the core internal audit functions of the Group. Through close cooperation and collaboration between the divisions in each of the four companies, these internal audit divisions provide coverage for the entire group and also support the board of directors in monitoring and overseeing all MUFG operations.

The boards of directors of BTMU, MUTB and MUS have also formulated separate internal audit policies consistent with MUFG’s internal audit policy. This arrangement ensures that a consistent and integrated internal audit framework applies to all MUFG operations, including subsidiaries of the major group subsidiaries.

In addition to having primary responsibility for initiating and preparing plans and proposals related to internal audits of the entire group, the Internal Audit Division at the holding company monitors and, as necessary, guides, advises and administers the internal audit divisions of subsidiaries and affiliated companies. The internal audit divisions within the major subsidiaries conduct audits of the respective head office and branch operations of these companies. In addition, each of these three internal audit divisions undertakes direct audits of their respective subsidiaries, and monitors and oversees the separate internal audit functions established within them. This helps to evaluate and verify the adequacy and effectiveness of internal controls within MUFG on a consolidated basis.

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

Measures to Enhance Internal Audit Independence and Supervision by the Boards of Directors

To strengthen the respective boards of directors’ monitoring and supervision of operational execution status and to enhance the independence of the internal audit divisions, the holding company, BTMU, MUTB and MUS have established internal audit and compliance committees that are chaired by external directors. These committees receive direct reports from the internal audit divisions on important internal audit-related matters, including the results of all internal audits and internal auditing plans requiring board approval. The deliberations of the internal audit and compliance committees concerning such matters are then reported to the respective boards of directors. This structure is intended to enhance the independence of internal audit functions from functions responsible for business execution.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications of the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer, or CEO, and the Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as of the end of the period covered by this Annual Report.

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2008.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the US Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, MUFG’s principal executive and principal financial officers, and effected by MUFG’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP and includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of MUFG;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of MUFG are being made only in accordance with authorizations of management and directors of MUFG; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of MUFG’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2008 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2008.

The effectiveness of our internal control over financial reporting as of March 31, 2008 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in its report, presented on page 159.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there has been no change in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Since our merger with the UFJ group, we have been integrating some of our operations with UFJ group’s operations. The integration of existing systems of The Bank of Tokyo Mitsubishi UFJ, Ltd., or BTMU, into a new common IT system is scheduled to complete in December 2008, and the integration of the existing systems of Mitsubishi UFJ Trust and Banking Corporation, or MUTB, is also scheduled to complete in December 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The MUFG Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the MUFG Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the MUFG Group as of March 31, 2007 and 2008, and the related consolidated statements of operations, changes in equity from nonowner sources, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2008 (all expressed in Japanese Yen) and our report dated September 18, 2008 expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to i) the merger with UFJ Holdings, Inc., ii) the restatement discussed in Notes 5, 7, 11, 18, 22, 25 and 26 to the consolidated financial statements, and iii) the changes in methods of accounting for a) conditional asset retirement obligations, b) pension and other postretirement plans, c) stock-based compensation, d) uncertainty in income taxes and e) leveraged leases all described in Note 1 to the consolidated financial statements.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

September 18, 2008

Item 16A.	Audit Committee Financial Expert.

Our board of corporate auditors has determined that Mr. Tsutomu Takasuka is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the listing standards of the New York Stock Exchange. Mr. Takasuka, a corporate auditor, has spent most of his business career auditing Japanese corporations as a certified public accountant and has been a professor at Bunkyo Gakuin University since April 2004. Mr. Takasuka is an “outside corporate auditor” under Japanese law.

Item 16B.	Code of Ethics.

We have adopted a code of ethics, which constitutes internal rules named ethical framework and code of conduct, compliance rules and compliance manual, each of which applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions.

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

A copy of the sections of our ethical framework and code of conduct, compliance rules, compliance manual, and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B. of Form 20-F) is attached as Exhibit 11 to this Annual Report. There were no material changes to the code of ethics from the previous code of ethics. For a detailed discussion of our current compliance structure, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk— Compliance.” No waivers of the ethical framework and code of conduct, compliance rules, compliance manual and rules of employment have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ended March 31, 2008.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu

The aggregate fees billed by Deloitte Touche Tohmatsu, our independent auditor, for the fiscal years ended March 31, 2007 and 2008 are presented in the following table:

	2007	2008
	(in millions)
Audit fees	¥5,153	¥4,801
Audit-related fees	¥646	¥302
Tax fees	¥212	¥245
All other fees	¥161	¥71

Total	¥6,172	¥5,419

The description of our fees billed for each category described above is as follows:

Audit fees—Audit fees are primarily for annual audit of our financial statements, review of our semi-annual condensed financial statements, statutory audit of our financial statements and audits of our subsidiary financial statements and attestation services relating to the implementation of Section 404 of the Sarbanes-Oxley Act.

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

•	Periodic application is an application for pre-approval made each fiscal year for services that are expected to be provided by Deloitte Touche Tohmatsu during the next fiscal year.

•	Case-by-case application is an application for pre-approval made on a case-by-case basis for services to be provided by Deloitte Touche Tohmatsu that are not covered by the periodic application.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(c) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were under 0.1% and approximately 0.3% of the total fees for fiscal years ended March 31, 2007 and 2008, respectively.

Item 16D.	Exemptions From the Listing Standards for Audit Committees.

In reliance upon the general exemption contained in Rule 10A-3(c)(3) under the US Securities Exchange Act of 1934, MUFG does not have an audit committee. Rule 10A-3 provides an exemption from the listing standards of the New York Stock Exchange, or the NYSE, relating to audit committees for foreign companies like MUFG that have a board of corporate auditors established pursuant to applicable Japanese law and articles of incorporation. MUFG’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Common Shares

	Total Number of Shares Purchased	Average Price Paid per Share (¥)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2007	104,810	1,339.49	—	—
May 1 to May 31, 2007	105,640	1,322.18	—	—
June 1 to June 30, 2007	150,840	1,399.24	—	—
July 1 to July 31, 2007	249,260	1,347.08	—	—
August 1 to August 31, 2007	161,100	1,176.97	—	—
September 1 to September 30, 2007	199,090	1,049.19	—	—
October 1 to October 31, 2007	0	—	—	—
November 1 to November 30, 2007	21,959	1,073.75	—	—
December 1 to December 31, 2007	126,571,910	1,185.61	126,513,900	—	[3]
January 1 to January 31, 2008	22,224	1,015.53	—	—
February 1 to February 29, 2008	19,237	966.19	—	—
March 1 to March 31, 2008	10,488	895.59	—	—

Total	127,616,558	1,186.09	126,513,900	—	[3]

We have not made any purchases of our shares other than the above for the fiscal year ended March 31, 2008.

Notes:

1.	The figures in this table and the footnotes prior to September 30, 2007 have been adjusted to reflect the 1,000-for-one stock split of our common shares, effective as of September 30, 2007.
2.	A total of 1,102,658 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2008, including our purchases of fractional shares (before September 30, 2007) and shares constituting less than one unit (100 shares) on or after September 30, 2007 from registered holders of such shares at the current market price of those shares.
3.	During the fiscal year ended March 31, 2008, the following share repurchase plan or program was publicly announced:

Name of plan	Date of announcement	Amount/Shares Approved	Expiration date

Repurchase of own shares (Common Shares)	October 31, 2007	Up to 150,000,000 shares Up to ¥150 billion	March 24, 2008

Following the expiration of the above program, we have not adopted any new plan or program.

PART III

Item	17. Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item	18. Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item	19. Exhibits.

Exhibit		Description
1	(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 28, 2007. (English translation)*

1	(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006. (English translation)**

1	(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 31, 2006. (English translation)**

1	(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on September 30, 2007. (English Translation)

2	(a)	Form of stock certificates.

2	(b)	Form of American Depositary Receipt.**

2	(c)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.**

4	(a)	Share Exchange Agreement, dated March 28, 2007, between Mitsubishi UFJ Financial Group, Inc. and Mitsubishi UFJ Securities Co., Ltd. (English translation)***

4	(b)	Share Exchange Agreement, dated May 28, 2008, between Mitsubishi UFJ Financial Group, Inc. and Mitsubishi UFJ NICOS Co., Ltd. (English translation)

4	(c)	Agreement and Plan of Merger among UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub, dated as of August 18, 2008.

8		Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11		Ethical framework and code of conduct, compliance rules, compliance manual and rules of employment of Mitsubishi UFJ Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)*

12		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15		Consent of independent registered public accounting firm.

*	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 21, 2007.
**	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 28, 2006.
***	Incorporated by reference to Annex A to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-138106).

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

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, merged with UFJ Holdings, Inc., or UFJ Holdings, with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc., or MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, numbers as of and for the fiscal years ended March 31, 2004 and 2005 reflect the financial position and results of MTFG and its subsidiaries, or the MTFG Group, only. Numbers as of March 31, 2006 reflect the financial position of MUFG and its subsidiaries, or the MUFG Group, while numbers for the fiscal year ended March 31, 2006 comprised the results of the MTFG Group for the six months ended September 30, 2005 and the results of the MUFG Group from October 1, 2005 to March 31, 2006. Numbers as of and for the fiscal years ended March 31, 2007 and 2008 reflect the financial position and results of the MUFG Group. See note 2 to our consolidated financial statements for more information.

I.    Distribution of Assets, Liabilities and Shareholders’ Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2006, 2007 and 2008. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2006			2007			2008
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥465,293	¥6,559	1.41%	¥696,025	¥17,250	2.48%	¥715,565	¥27,905	3.90%
Foreign	4,269,326	140,013	3.28	5,561,241	233,784	4.20	7,161,894	230,639	3.22

Total	4,734,619	146,572	3.10	6,257,266	251,034	4.01	7,877,459	258,544	3.28

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	4,369,464	10,399	0.24	5,253,790	21,681	0.41	6,755,706	46,405	0.69
Foreign	3,016,957	73,190	2.43	3,863,096	140,792	3.64	7,357,362	262,170	3.56

Total	7,386,421	83,589	1.13	9,116,886	162,473	1.78	14,113,068	308,575	2.19

Trading account assets:
Domestic	5,374,674	41,808	0.78	6,133,100	58,151	0.95	4,347,140	66,046	1.52
Foreign	1,931,499	15,596	0.81	2,056,877	41,767	2.03	2,629,800	44,302	1.68

Total	7,306,173	57,404	0.79	8,189,977	99,918	1.22	6,976,940	110,348	1.58

Investment securities(1):
Domestic	34,280,534	182,490	0.53	39,170,309	305,411	0.78	34,451,745	345,242	1.00
Foreign	8,760,844	332,580	3.80	10,474,119	449,390	4.29	12,012,930	553,597	4.61

Total	43,041,378	515,070	1.20	49,644,428	754,801	1.52	46,464,675	898,839	1.93

Loans(2):
Domestic	60,452,898	1,118,072	1.85	78,942,886	1,721,442	2.18	76,926,024	1,709,133	2.22
Foreign	12,463,840	609,975	4.89	16,615,898	926,061	5.57	20,109,157	1,081,372	5.38

Total	72,916,738	1,728,047	2.37	95,558,784	2,647,503	2.77	97,035,181	2,790,505	2.88

Total interest-earning assets:
Domestic	104,942,863	1,359,328	1.30	130,196,110	2,123,935	1.63	123,196,180	2,194,731	1.78
Foreign	30,442,466	1,171,354	3.85	38,571,231	1,791,794	4.65	49,271,143	2,172,080	4.41

Total	135,385,329	2,530,682	1.87	168,767,341	3,915,729	2.32	172,467,323	4,366,811	2.53

Non-interest-earning assets:
Cash and due from banks	7,672,359			3,308,678			2,901,241
Other non-interest-earning assets	17,259,898			14,639,864			19,845,643
Allowance for credit losses	(1,178,954)			(1,054,890)			(1,147,943)

Total non-interest-earning assets	23,753,303			16,893,652			21,598,941

Total assets from discontinued operations	209,137			22,040			—

Total assets	¥159,347,769			¥185,683,033			¥194,066,264

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields with insignificant impact.

	Fiscal years ended March 31,
	2006			2007			2008
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥70,349,797	¥131,127	0.19%	¥90,667,366	¥290,589	0.32%	¥92,850,670	¥442,938	0.48%
Foreign	11,868,158	318,271	2.68	14,510,114	545,310	3.76	18,289,382	651,018	3.56

Total	82,217,955	449,398	0.55	105,177,480	835,899	0.79	111,140,052	1,093,956	0.98

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	8,185,487	87,839	1.07	10,880,404	131,616	1.21	11,425,960	164,593	1.44
Foreign	3,239,643	81,124	2.50	3,795,292	152,536	4.02	7,289,632	282,664	3.88

Total	11,425,130	168,963	1.48	14,675,696	284,152	1.94	18,715,592	447,257	2.39

Due to trust account— Domestic	2,099,745	5,091	0.24	1,981,427	5,863	0.30	1,653,717	8,014	0.48

Other short-term borrowings and trading account liabilities:
Domestic	10,810,548	45,625	0.42	9,135,721	73,643	0.81	7,247,750	66,893	0.92
Foreign	1,822,046	58,329	3.20	2,416,109	101,602	4.21	3,231,819	139,470	4.32

Total	12,632,594	103,954	0.82	11,551,830	175,245	1.52	10,479,569	206,363	1.97

Long-term debt:
Domestic	7,343,305	100,626	1.37	9,667,805	160,412	1.66	10,053,815	172,659	1.72
Foreign	2,401,456	54,037	2.25	3,741,775	124,392	3.32	4,109,237	158,845	3.87

Total	9,744,761	154,663	1.59	13,409,580	284,804	2.12	14,163,052	331,504	2.34

Total interest-bearing liabilities:
Domestic	98,788,882	370,308	0.37	122,332,723	662,123	0.54	123,231,912	855,097	0.69
Foreign	19,331,303	511,761	2.65	24,463,290	923,840	3.78	32,920,070	1,231,997	3.74

Total	118,120,185	882,069	0.75	146,796,013	1,585,963	1.08	156,151,982	2,087,094	1.34

Non-interest-bearing liabilities	33,967,457			29,045,972			27,956,900

Total liabilities from discontinued operations	153,217			17,644			—

Total shareholders’ equity	7,106,910			9,823,404			9,957,382

Total liabilities and shareholders’ equity	¥159,347,769			¥185,683,033			¥194,066,264

Net interest income and interest rate spread		¥1,648,613	1.12%		¥2,329,766	1.24%		¥2,279,717	1.19%

Net interest income as a percentage of total interest-earning assets			1.22%			1.38%			1.32%

The percentage of total average assets attributable to foreign activities was 22.5%, 23.6% and 28.6%, respectively, for the fiscal years ended March 31, 2006, 2007 and 2008.

The percentage of total average liabilities attributable to foreign activities was 23.2%, 24.2% and 29.7%, respectively, for the fiscal years ended March 31, 2006, 2007 and 2008.

Analysis of Net Interest Income

The following table shows changes in our net interest income between changes in volume and changes in rate for the fiscal year ended March 31, 2007 compared to the fiscal year ended March 31, 2006 and the fiscal year ended March 31, 2008 compared to the fiscal year ended March 31, 2007.

	Fiscal year ended March 31, 2006 versus fiscal year ended March 31, 2007			Fiscal year ended March 31, 2007 versus fiscal year ended March 31, 2008
	Increase due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥4,228	¥6,463	¥10,691	¥497	¥10,158	¥10,655
Foreign	48,551	45,220	93,771	51,547	(54,692)	(3,145)

Total	52,779	51,683	104,462	52,044	(44,534)	7,510

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	2,439	8,843	11,282	7,437	17,287	24,724
Foreign	24,221	43,381	67,602	124,514	(3,136)	121,378

Total	26,660	52,224	78,884	131,951	14,151	146,102

Trading account assets:
Domestic	6,406	9,937	16,343	(16,934)	24,829	7,895
Foreign	1,075	25,096	26,171	9,652	(7,117)	2,535

Total	7,481	35,033	42,514	(7,282)	17,712	10,430

Investment securities(2):
Domestic	28,871	94,050	122,921	(36,791)	76,622	39,831
Foreign	70,123	46,687	116,810	69,274	34,933	104,207

Total	98,994	140,737	239,731	32,483	111,555	144,038

Loans:
Domestic	380,590	222,780	603,370	(43,980)	31,671	(12,309)
Foreign	223,111	92,975	316,086	187,850	(32,539)	155,311

Total	603,701	315,755	919,456	143,870	(868)	143,002

Total interest income:
Domestic	422,534	342,073	764,607	(89,771)	160,567	70,796
Foreign	367,081	253,359	620,440	442,837	(62,551)	380,286

Total	¥789,615	¥595,432	¥1,385,047	¥353,066	¥98,016	¥451,082

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2006 versus fiscal year ended March 31, 2007			Fiscal year ended March 31, 2007 versus fiscal year ended March 31, 2008
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥45,675	¥113,787	¥159,462	¥7,158	¥145,191	¥152,349
Foreign	80,995	146,044	227,039	134,525	(28,817)	105,708

Total	126,670	259,831	386,501	141,683	116,374	258,057

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	31,573	12,204	43,777	6,861	26,116	32,977
Foreign	15,773	55,639	71,412	135,497	(5,369)	130,128

Total	47,346	67,843	115,189	142,358	20,747	163,105

Due to trust account—Domestic	(287)	1,059	772	(970)	3,121	2,151

Other short-term borrowings and trading account liabilities:
Domestic	(7,068)	35,086	28,018	(15,219)	8,469	(6,750)
Foreign	22,058	21,215	43,273	35,137	2,731	37,868

Total	14,990	56,301	71,291	19,918	11,200	31,118

Long-term debt:
Domestic	35,884	23,902	59,786	6,524	5,723	12,247
Foreign	37,920	32,435	70,355	12,964	21,489	34,453

Total	73,804	56,337	130,141	19,488	27,212	46,700

Total interest expense:
Domestic	105,777	186,038	291,815	4,354	188,620	192,974
Foreign	156,746	255,333	412,079	318,123	(9,966)	308,157

Total	¥262,523	¥441,371	¥703,894	¥322,477	¥178,654	¥501,131

Net interest income:
Domestic	¥316,757	¥156,035	¥472,792	¥(94,125)	¥(28,053)	¥(122,178)
Foreign	210,335	(1,974)	208,361	124,714	(52,585)	72,129

Total	¥527,092	¥154,061	¥681,153	¥30,589	¥(80,638)	¥(50,049)

Note:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.    Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2006, 2007 and 2008:

	At March 31,
	2006			2007			2008
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in millions)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥23,912,143	¥23,915,449	¥3,306	¥20,939,737	¥20,980,858	¥41,121	¥16,133,001	¥16,185,893	¥52,892
Corporate bonds	4,538,955	4,566,635	27,680	4,583,458	4,666,221	82,763	3,998,366	4,094,185	95,819
Marketable equity securities	4,548,901	8,171,512	3,622,611	4,430,995	8,301,479	3,870,484	4,009,747	5,993,883	1,984,136
Other securities	785,723	785,572	(151)	820,836	823,259	2,423	714,627	720,370	5,743

Total domestic	33,785,722	37,439,168	3,653,446	30,775,026	34,771,817	3,996,791	24,855,741	26,994,331	2,138,590

Foreign:
U.S. Treasury and other U.S. government agencies bonds	1,040,708	1,045,140	4,432	2,080,476	2,094,353	13,877	1,912,224	1,918,466	6,242
Other governments and official institutions bonds	1,076,330	1,095,995	19,665	1,388,746	1,443,758	55,012	1,725,342	1,752,357	27,015
Mortgage-backed securities	2,624,901	2,690,634	65,733	2,654,875	2,720,421	65,546	3,376,511	3,375,585	(926)
Other securities	3,062,456	3,214,972	152,516	4,400,437	4,649,433	248,996	4,706,437	4,688,562	(17,875)

Total foreign	7,804,395	8,046,741	242,346	10,524,534	10,907,965	383,431	11,720,514	11,734,970	14,456

Total	¥41,590,117	¥45,485,909	¥3,895,792	¥41,299,560	¥45,679,782	¥4,380,222	¥36,576,255	¥38,729,301	¥2,153,046

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥2,281,211	¥2,265,653	¥(15,558)	¥2,809,445	¥2,808,716	¥(729)	¥2,601,852	¥2,618,946	¥17,094
Other securities	109,716	110,614	898	164,291	165,477	1,186	204,181	206,437	2,256

Total domestic	2,390,927	2,376,267	(14,660)	2,973,736	2,974,193	457	2,806,033	2,825,383	19,350

Foreign:
U.S. Treasury and other U.S. government agencies bonds	15,154	15,467	313	7,451	7,842	391	4,592	5,256	664
Other governments and official institutions bonds	5,079	4,992	(87)	6,691	6,663	(28)	5,010	5,010	—
Other securities	54,914	55,031	117	45,221	45,862	641	24,031	24,748	717

Total foreign	75,147	75,490	343	59,363	60,367	1,004	33,633	35,014	1,381

Total	¥2,466,074	¥2,451,757	¥(14,317)	¥3,033,099	¥3,034,560	¥1,461	¥2,839,666	¥2,860,397	¥20,731

Nonmarketable equity securities presented in Other investment securities in the consolidated financial statements were primarily carried at costs of ¥794,305 million, ¥623,430 million and ¥513,975 million, at March 31, 2006, 2007 and 2008, respectively. The corresponding estimated fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in AICPA Guides presented in Other investment securities were carried at fair value of ¥68,664 million, ¥47,529 million and ¥66,038 million, at March 31, 2006, 2007 and 2008, respectively.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2008. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥7,032,285	0.12%	¥3,285,030	1.15%	¥3,654,425	1.43%	¥2,214,153	1.29%	¥16,185,893	0.78%
Corporate bonds	505,331	0.86	2,750,381	1.13	799,212	1.34	39,261	1.52	4,094,185	1.14
Other securities	221,553	0.90	226,420	1.13	235,251	1.30	37,146	1.20	720,370	1.12

Total domestic	7,759,169	0.19	6,261,831	1.14	4,688,888	1.41	2,290,560	1.29	21,000,448	0.86

Foreign:
U.S. Treasury and other U.S. government agencies bonds	135,059	4.17	1,300,211	3.31	327,195	3.82	156,001	5.58	1,918,466	3.64
Other governments and official institutions bonds	321,352	2.50	733,169	4.02	635,027	3.97	62,809	3.89	1,752,357	3.72
Mortgage-backed securities	112	5.93	9,778	3.61	233,128	4.29	3,132,567	5.02	3,375,585	4.97
Other securities	149,621	3.91	1,102,207	3.87	1,084,983	4.78	2,001,975	4.76	4,338,786	4.52

Total foreign	606,144	3.22	3,145,365	3.67	2,280,333	4.37	5,353,352	4.93	11,385,194	4.38

Total	¥8,365,313	0.41%	¥9,407,196	1.98%	¥6,969,221	2.39%	¥7,643,912	3.84%	¥32,385,642	2.11%

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥1,339,761	0.59%	¥1,207,769	1.11%	¥17,817	0.89%	¥36,505	1.33%	¥2,601,852	0.84%
Other securities	29,285	1.39	172,766	1.46	1,133	2.03	997	2.24	204,181	1.46

Total domestic	1,369,046	0.61	1,380,535	1.15	18,950	0.96	37,502	1.36	2,806,033	0.89

Foreign:
U.S. Treasury and other U.S. government agencies bonds	569	0.00	—	—	—	—	4,023	7.08	4,592	6.21
Other governments and official institutions bonds	2,004	6.01	3,006	4.76	—	—	—	—	5,010	5.26
Other securities	6,451	2.85	4,619	3.83	12,961	1.80	—	—	24,031	2.47

Total foreign	9,024	3.37	7,625	4.20	12,961	1.80	4,023	7.08	33,633	3.40

Total	¥1,378,070	0.62%	¥1,388,160	1.17%	¥31,911	1.30%	¥41,525	1.91%	¥2,839,666	0.92%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, the following table sets forth the securities of individual issuers held in our investment securities portfolio which exceeded 10% of our consolidated total shareholders’ equity at March 31, 2008.

	Amortized cost	Estimated fair value
	(in millions)
Mortgage-backed securities issued by U.S. Federal National Mortgage Association	¥1,752,954	¥1,752,706
Mortgage-backed securities issued by Federal Home Loan Mortgage Corporation	¥1,490,522	¥1,489,556

III.    Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2008. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

	At March 31,
	2004	2005	2006	2007(4)	2008
	(in millions)
Domestic(1):
Manufacturing	¥6,028,324	¥6,498,384	¥10,766,623	¥10,988,248	¥11,322,092
Construction	1,029,722	990,217	1,994,180	1,843,033	1,759,436
Real estate	5,323,676	5,809,522	9,050,666	8,307,407	8,247,964
Services	4,575,563	3,815,090	6,760,142	7,069,095	6,707,417
Wholesale and retail	5,051,205	5,268,124	9,791,718	9,430,037	9,436,939
Banks and other financial institutions(2)	3,746,786	3,693,034	5,556,519	4,484,294	4,825,368
Communication and information services	878,685	787,982	1,188,789	1,170,036	1,152,727
Other industries	6,180,076	6,791,057	11,770,712	10,264,718	10,412,330
Consumer	6,954,984	7,334,101	23,068,813	23,817,981	23,908,589

Total domestic	39,769,021	40,987,511	79,948,162	77,374,849	77,772,862

Foreign:
Governments and official institutions	183,117	212,750	332,213	374,157	316,761
Banks and other financial institutions(2)	1,043,904	917,409	1,101,152	1,694,951	2,100,057
Commercial and industrial	6,273,755	7,527,695	11,776,784	13,468,916	16,188,426
Other	1,116,459	1,277,329	2,337,237	2,460,884	2,708,049

Total foreign	8,617,235	9,935,183	15,547,386	17,998,908	21,313,293

Total	48,386,256	50,922,694	95,495,548	95,373,757	99,086,155
Unearned income, unamortized premiums—net and deferred loan fees—net	(28,538)	(18,678)	11,287	(50,913)	(84,076)

Total(3)	¥48,357,718	¥50,904,016	¥95,506,835	¥95,322,844	¥99,002,079

Notes:
(1)	Since the credit administration system was upgraded, a precise breakdown of the balance of consumer loans by the type of proprietor business became available. As a result, the consumer balances at March 31, 2004, 2005, 2006, 2007 and 2008 do not include those loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. The balances at March 31, 2004, 2005, 2006 and 2007 were reclassified accordingly.
(2)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(3)	The above table includes loans held for sale of ¥12,893 million, ¥36,424 million, ¥41,904 million, ¥113,580 million and ¥505,626 million at March 31, 2004, 2005, 2006, 2007 and 2008, respectively, which are carried at the lower of cost or estimated fair value.

(4)	Classification of loans by industry at March 31, 2007 has been restated as follows:

	At March 31, 2007
	As previously reported	As restated
	(in millions)
Domestic:
Manufacturing	¥10,988,248	¥10,988,248
Construction	1,843,033	1,843,033
Real estate	8,291,493	8,307,407
Services	7,054,058	7,069,095
Wholesale and retail	9,430,335	9,430,037
Banks and other financial institutions	4,396,455	4,484,294
Communication and information services	1,134,493	1,170,036
Other industries	10,416,743	10,264,718
Consumer	23,893,621	23,817,981

Total domestic	77,448,479	77,374,849

Foreign:
Governments and official institutions	374,157	374,157
Banks and other financial institutions	1,529,447	1,694,951
Commercial and industrial	13,498,030	13,468,916
Other	2,523,644	2,460,884

Total foreign	17,925,278	17,998,908

Total	95,373,757	95,373,757
Unearned income, unamortized premiums-net and deferred loan fees-net	(50,913)	(50,913)

Total	¥95,322,844	¥95,322,844

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2008:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥7,719,759	¥3,076,505	¥525,828	¥11,322,092
Construction	1,113,124	571,865	74,447	1,759,436
Real estate	3,081,312	3,546,961	1,619,691	8,247,964
Services	2,939,603	2,984,037	783,777	6,707,417
Wholesale and retail	6,430,377	2,590,946	415,616	9,436,939
Banks and other financial institutions	2,767,972	1,899,504	157,892	4,825,368
Communication and information services	551,566	514,104	87,057	1,152,727
Other industries	7,215,472	2,056,774	1,140,084	10,412,330
Consumer	2,495,948	4,207,844	17,204,797	23,908,589

Total Domestic	34,315,133	21,448,540	22,009,189	77,772,862
Foreign	9,841,675	7,284,448	4,187,170	21,313,293

Total	¥44,156,808	¥28,732,988	¥26,196,359	¥99,086,155

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2008 are shown below.

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥19,050,278	¥1,724,906	¥20,775,184
Floating or adjustable rate	24,407,451	9,746,712	34,154,163

Total	¥43,457,729	¥11,471,618	¥54,929,347

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2008, based on the domicile and type of industry of the borrowers:

	At March 31,
	2004	2005	2006	2007	2008
	(in millions)
Nonaccrual loans:
Domestic(1):
Manufacturing	¥177,257	¥115,229	¥128,055	¥82,206	¥109,023
Construction	59,908	48,750	38,406	45,027	44,322
Real estate	207,047	165,296	190,703	142,681	164,521
Services	87,154	183,294	70,339	140,464	142,795
Wholesale and retail	114,281	88,844	130,216	133,344	156,816
Banks and other financial institutions	21,388	4,364	15,794	16,712	10,591
Communication and information services	5,392	12,048	13,034	32,035	45,115
Other industries	39,783	22,702	29,523	140,224	36,192
Consumer	66,877	56,072	319,116	301,819	318,861

Total domestic	779,087	696,599	935,186	1,034,512	1,028,236

Foreign:
Governments and official institutions	877	466	52	47	45
Banks and other financial institutions	87,162	45,091	38,796	3,730	2,793
Commercial and industrial	153,387	54,913	30,387	46,536	111,852
Other	62,521	23,835	5,413	1,519	1,529

Total foreign	303,947	124,305	74,648	51,832	116,219

Total	¥1,083,034	¥820,904	¥1,009,834	¥1,086,344	¥1,144,455

Restructured loans:
Domestic	¥577,348	¥431,036	¥937,160	¥548,569	¥492,230
Foreign	55,015	23,153	74,676	42,117	25,035

Total	¥632,363	¥454,189	¥1,011,836	¥590,686	¥517,265

Accruing loans contractually past due 90 days or more:
Domestic	¥14,696	¥9,232	¥21,896	¥20,649	¥14,954
Foreign	900	879	1,112	1,821	2,998

Total	¥15,596	¥10,111	¥23,008	¥22,470	¥17,952

Total	¥1,730,993	¥1,285,204	¥2,044,678	¥1,699,500	¥1,679,672

Note:

(1)	Since the credit administration system was upgraded, a precise breakdown of the balance of consumer loans by the type of proprietor business became available. As a result, the consumer balances at March 31, 2004, 2005, 2006, 2007 and 2008 do no include those loans to individuals who utilize loan process to finance their proprietor activities and not for their personal financing needs. The balances at March 31, 2004, 2005, 2006 and 2007 were reclassified accordingly.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2008 was approximately ¥87.3 billion, of which ¥62.7 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2008 was approximately ¥5.3 billion, of which ¥5.3 billion was included in the results of operations for the fiscal year.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2006, 2007 and 2008. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

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

In order to manage country risk, we establish various risk management measures internally. Among other things, we regularly monitor economic conditions and other factors globally and assess country risk in each country where we have cross-border exposure. For purposes of monitoring and controlling the amount of credit exposed to country risk, we set a country limit, the maximum amount of credit exposure for an individual country, in consideration of the level of country risk and our ability to bear such potential risk. We also determine our credit policy for each country in accordance with our country risk level and our business plan with regard to the country. Assessment of country risk, establishment of country limits, and determination of country credit policies are subject to review and approval by our senior management and are updated periodically.

Loan Concentrations

At March 31, 2008, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.    Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers’ business for each of the five fiscal years ended March 31, 2008:

	Fiscal years ended March 31,
	2004	2005	2006	2007	2008
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,360,136	¥888,120	¥739,872	¥1,012,227	¥1,112,453
Additions resulting from the merger with UFJ Holdings(1)	—	—	287,516	—	—
Provision (credit) for credit losses	(114,364)	108,338	110,167	358,603	385,740
Charge-offs:
Domestic(2):
Manufacturing	18,683	81,370	17,241	27,043	41,587
Construction	35,612	10,634	6,798	18,902	24,097
Real estate	128,486	44,433	16,911	12,845	11,775
Services	19,917	11,848	41,722	26,274	39,336
Wholesale and retail	44,768	26,822	15,397	43,169	70,173
Banks and other financial institutions	1,516	8,920	701	1,790	13,873
Communication and information services	2,256	1,312	2,621	16,322	30,868
Other industries	6,148	6,468	2,644	5,396	9,865
Consumer	36,778	25,692	49,496	137,461	138,370

Total domestic	294,164	217,499	153,531	289,202	379,944
Total foreign	83,682	80,440	11,202	13,912	6,540

Total	377,846	297,939	164,733	303,114	386,484

Recoveries:
Domestic	17,299	22,063	11,356	35,466	28,475
Foreign	23,671	15,254	17,242	4,953	2,117

Total	40,970	37,317	28,598	40,419	30,592

Net charge-offs	336,876	260,622	136,135	262,695	355,892
Others(3)	(20,776)	4,036	10,807	4,318	(7,361)

Allowance for credit losses at end of fiscal year	¥888,120	¥739,872	¥1,012,227	¥1,112,453	¥1,134,940

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥263,929	¥245,835	¥91,701	¥123,080	¥109,654

Balance at end of fiscal year	¥245,835	¥91,701	¥123,080	¥109,654	¥136,656

Provision (credit) for credit losses	¥55,541	¥(91,903)	¥587	¥(8,516)	¥38,637

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.69%	0.51%	0.19%	0.27%	0.37%

Notes:

(1)	Additions resulting from the merger with UFJ Holdings represent the allowance for credit losses for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Since the credit administration system was upgraded, a precise breakdown of Charge-offs of consumer loans by the type of proprietor business became available. As a result, Charge-offs of consumer loans at March 31, 2004, 2005, 2006, 2007, and 2008 do not include charge-offs of loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. Charge-offs at March 31, 2004, 2005, 2006 and 2007 were reclassified accordingly.
(3)	Others primarily include foreign exchange translation and discontinued operations adjustments.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2008:

	At March 31,
	2004		2005		2006		2007(2)		2008
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic(1):
Manufacturing	¥124,554	12.46%	¥90,530	12.76%	¥130,734	11.27%	¥108,303	11.52%	¥125,824	11.43%
Construction	32,104	2.13	44,750	1.94	28,142	2.09	41,016	1.93	43,043	1.78
Real estate	119,300	11.00	94,844	11.41	99,947	9.48	85,183	8.71	112,899	8.32
Services	84,607	9.46	145,726	7.49	71,653	7.08	123,020	7.41	126,832	6.77
Wholesale and retail	104,131	10.44	93,982	10.35	132,519	10.25	129,701	9.89	141,870	9.52
Banks and other financial institutions	33,957	7.74	22,237	7.25	51,500	5.82	73,925	4.70	59,200	4.87
Communication and information services	6,437	1.82	13,621	1.55	16,971	1.24	33,699	1.23	37,251	1.16
Other industries	44,678	12.77	60,948	13.34	115,930	12.33	175,989	10.76	97,019	10.51
Consumer	73,989	14.38	72,916	14.40	234,073	24.16	224,926	24.98	244,652	24.13

Foreign:
Governments and official institutions	1,428	0.38	193	0.42	1,227	0.35	420	0.39	880	0.32
Banks and other financial institutions	60,064	2.16	10,840	1.80	13,680	1.15	3,668	1.78	6,858	2.12
Commercial and industrial	148,887	12.96	70,101	14.78	104,443	12.33	103,259	14.12	126,693	16.34
Other	35,456	2.30	10,567	2.51	3,730	2.45	2,307	2.58	2,225	2.73
Unallocated	18,528	—	8,617	—	7,678	—	7,037	—	9,694	—

Total	¥888,120	100.00%	¥739,872	100.00%	¥1,012,227	100.00%	¥1,112,453	100.00%	¥1,134,940	100.00%

Allowance as a percentage of loans	1.84%		1.45%		1.06%		1.17%		1.15%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	51.31%		57.57%		49.51%		65.46%		67.57%

Notes:

(1)	Since the credit administration system was upgraded, a precise breakdown of the credit loss allowance of consumer loans by the type of proprietor business became available. As a result, the credit loss allowance of consumer loans at March 31, 2004, 2005, 2006, 2007 and 2008 do not include the credit loss allowance of loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. The balances at March 31, 2004, 2005, 2006 and 2007 were reclassified accordingly.

(2)	Percentage of loans in each category to total loans at March 31, 2007 has been restated as follows:

	At March 31, 2007
	As previously reported	As restated
Domestic:
Manufacturing	11.52%	11.52%
Construction	1.93	1.93
Real estate	8.70	8.71
Services	7.40	7.41
Wholesale and retail	9.89	9.89
Banks and other financial institutions	4.61	4.70
Communication and information services	1.19	1.23
Other industries	10.92	10.76
Consumer	25.05	24.98
Foreign:
Governments and official institutions	0.39	0.39
Banks and other financial institutions	1.60	1.78
Commercial and industrial	14.15	14.12
Other	2.65	2.58
Unallocated	—	—

Total	100.00%	100.00%

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

V.    Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006		2007		2008
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥13,194,012	—%	¥15,847,384	—%	¥13,738,148	—%
Interest-bearing demand deposits	32,965,194	0.03	43,943,651	0.13	44,493,991	0.24
Deposits at notice	1,649,625	1.44	2,447,318	2.71	2,479,141	2.54
Time deposits	32,137,422	0.30	39,121,506	0.39	41,016,140	0.59
Certificates of deposit	3,597,556	0.02	5,154,891	0.27	4,861,398	0.62
Foreign offices:
Non-interest-bearing demand deposits	2,847,005	—	2,509,494	—	2,141,934	—
Interest-bearing deposits, principally time deposits and certificates of deposit	11,868,158	2.68	14,510,114	3.76	18,289,382	3.56

Total	¥98,258,972		¥123,534,358		¥127,020,134

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2006, 2007 and 2008 were ¥634,514 million, ¥523,819 million and ¥489,751 million, respectively.

At March 31, 2008, the balances and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$100 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2008) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥7,812,318	¥4,123,136	¥11,935,454
Over three months through six months	4,563,940	358,193	4,922,133
Over six months through twelve months	5,053,415	412,686	5,466,101
Over twelve months	4,295,496	46,655	4,342,151

Total	¥21,725,169	¥4,940,670	¥26,665,839

Foreign offices			¥12,687,960

VI.    Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2006, 2007 and 2008:

	Fiscal years ended March 31,
	2006	2007	2008
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥11,425,130	¥14,675,696	¥18,715,592
Maximum balance outstanding at any month-end during the fiscal year	13,502,158	17,890,479	19,530,303
Balance at end of fiscal year	11,384,527	15,893,355	18,769,133
Weighted average interest rate during the fiscal year	1.48%	1.94%	2.39%
Weighted average interest rate on balance at end of fiscal year	1.33%	2.30%	2.35%
Due to trust account:
Average balance outstanding during the fiscal year	¥2,099,745	¥1,981,427	¥1,653,717
Maximum balance outstanding at any month-end during the fiscal year	3,438,160	2,229,225	2,171,467
Balance at end of fiscal year	2,427,932	1,539,973	1,461,006
Weighted average interest rate during the fiscal year	0.24%	0.30%	0.48%
Weighted average interest rate on balance at end of fiscal year	0.19%	0.44%	0.49%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥11,828,663	¥7,566,200	¥5,729,422
Maximum balance outstanding at any month-end during the fiscal year	16,059,642	8,549,745	6,802,404
Balance at end of fiscal year	10,534,378	5,734,473	6,016,893
Weighted average interest rate during the fiscal year	0.54%	1.44%	2.17%
Weighted average interest rate on balance at end of fiscal year	0.68%	2.17%	1.82%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2007 and 2008, and the related consolidated statements of operations, changes in equity from nonowner sources, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2008 (all expressed in Japanese Yen). These financial statements are the responsibility of MUFG’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. merged with UFJ Holdings, Inc. and was renamed MUFG.

As discussed in the respective footnotes to the consolidated financial statements, certain disclosures in Notes 5, 7, 11, 18, 22, 25 and 26 have been restated.

As discussed in Note 1 to the consolidated financial statements, MUFG changed its method of accounting for conditional asset retirement obligations in the fiscal year ended March 31, 2006, its methods of accounting for pension and other postretirement plans and stock-based compensation in the fiscal year ended March 31, 2007 and its methods of accounting for uncertainty in income taxes and leveraged leases in the fiscal year ended March 31, 2008.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), MUFG Group’s internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 18, 2008 expressed an unqualified opinion on MUFG Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

September 18, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2007 AND 2008

	2007	2008
	(in millions)
ASSETS
Cash and due from banks (Note 12)	¥2,847,469	¥4,090,690
Interest-earning deposits in other banks (Note 12)	6,056,598	6,320,827
Call loans and funds sold (Note 14)	1,990,116	1,210,238
Receivables under resale agreements	4,556,543	7,105,819
Receivables under securities borrowing transactions	6,320,179	8,329,371
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥4,319,209 million in 2007 and ¥4,813,360 million in 2008) (Notes 5 and 12)	10,446,080	13,411,755
Investment securities (Notes 6 and 12):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥5,911,684 million in 2007 and ¥6,795,674 million in 2008)	45,679,782	38,729,301
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥751,931 million in 2007 and ¥174,915 million in 2008) (estimated fair value of ¥3,034,560 million in 2007 and ¥2,860,397 million in 2008)	3,033,099	2,839,666
Other investment securities	670,959	580,013

Total investment securities	49,383,840	42,148,980

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥3,723,906 million in 2007 and ¥3,774,314 million in 2008) (Notes 7 and 12)	95,322,844	99,002,079
Allowance for credit losses (Notes 7 and 8)	(1,112,453)	(1,134,940)

Net loans	94,210,391	97,867,139

Premises and equipment—net (Note 9)	1,147,511	1,075,806
Accrued interest	371,523	339,773
Customers’ acceptance liability	68,754	71,003
Intangible assets—net (Notes 2, 10 and 17)	1,265,080	1,338,924
Goodwill (Notes 2 and 10)	1,844,809	1,074,137
Deferred tax assets (Notes 11 and 17)	556,158	899,432
Other assets (Notes 7, 12, 17 and 18)	5,135,425	5,447,892
Assets of discontinued operations to be disposed or sold (Note 3)	2,435	—

Total assets	¥186,202,911	¥190,731,786

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Notes 12 and 13):
Domestic offices:
Non-interest-bearing	¥17,037,891	¥14,693,953
Interest-bearing	91,677,030	94,807,696
Overseas offices:
Non-interest-bearing	2,532,088	2,132,110
Interest-bearing	15,340,000	17,606,369

Total deposits	126,587,009	129,240,128

Call money and funds purchased (Notes 12 and 14)	2,544,637	2,288,720
Payables under repurchase agreements (Note 12)	8,211,210	11,892,902
Payables under securities lending transactions (Note 12)	5,137,508	4,587,511
Due to trust account (Note 15)	1,539,973	1,461,006
Other short-term borrowings (Notes 12 and 16)	5,734,473	6,016,893
Trading account liabilities (Note 5)	2,625,761	2,927,411
Obligations to return securities received as collateral	3,652,864	5,094,993
Bank acceptances outstanding	68,754	71,003
Accrued interest	257,411	298,152
Long-term debt (Notes 12 and 16)	14,389,930	13,675,250
Other liabilities (Notes 11, 17 and 18)	5,019,523	4,687,702
Liabilities of discontinued operations to be extinguished or assumed (Note 3)	546	—

Total liabilities	175,769,599	182,241,671

Commitments and contingent liabilities (Notes 25 and 27)
Shareholders’ equity (Note 22):
Capital stock (Notes 19 and 20):
Preferred stock—aggregate liquidation preference of ¥336,801 million in 2007 and in 2008, with no stated value	247,100	247,100
Common stock—authorized, 33,000,000,000 shares; issued, 10,861,643,790 shares in 2007 and in 2008, with no stated value	1,084,708	1,084,708
Capital surplus (Note 20)	5,834,529	5,791,300
Retained earnings (Notes 21 and 35):
Appropriated for legal reserve	239,571	239,571
Unappropriated	1,636,803	935,309
Accumulated other changes in equity from nonowner sources, net of taxes	2,392,136	919,420
Treasury stock, at cost—652,968,181 common shares in 2007 and 503,153,835 common shares in 2008	(1,001,535)	(727,293)

Total shareholders’ equity	10,433,312	8,490,115

Total liabilities and shareholders’ equity	¥186,202,911	¥190,731,786

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	2006	2007	2008
	(in millions)
Interest income:
Loans, including fees (Note 7)	¥1,728,047	¥2,647,503	¥2,790,505
Deposits in other banks	146,572	251,034	258,544
Investment securities:
Interest	463,602	641,705	771,763
Dividends	51,468	113,096	127,076
Trading account assets	57,404	99,918	110,348
Call loans and funds sold	19,271	26,546	24,969
Receivables under resale agreements and securities borrowing transactions	64,318	135,927	283,606

Total	2,530,682	3,915,729	4,366,811

Interest expense:
Deposits	449,398	835,899	1,093,956
Call money and funds purchased	7,445	27,870	45,180
Payables under repurchase agreements and securities lending transactions	161,518	256,282	402,077
Due to trust account	5,091	5,863	8,014
Other short-term borrowings and trading account liabilities	103,954	175,245	206,363
Long-term debt	154,663	284,804	331,504

Total	882,069	1,585,963	2,087,094

Net interest income	1,648,613	2,329,766	2,279,717
Provision for credit losses (Notes 7 and 8)	110,167	358,603	385,740

Net interest income after provision for credit losses	1,538,446	1,971,163	1,893,977

Non-interest income:
Fees and commissions (Note 28)	1,033,275	1,407,193	1,317,047
Foreign exchange gains (losses)—net (Note 5)	(322,355)	(162,005)	1,295,933
Trading account profits—net (Note 5)	16,423	404,813	398,396
Investment securities gains (losses)—net (Note 6)	89,861	238,277	(1,373,072)
Equity in earnings (losses) of equity method investees	22,258	(56,879)	(34,485)
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans (Note 17)	103,001	—	—
Gains on sales of loans (Note 7)	34,831	23,093	11,789
Other non-interest income	90,058	93,444	162,506

Total	1,067,352	1,947,936	1,778,114

Non-interest expense:
Salaries and employee benefits (Note 17)	746,372	862,401	909,771
Occupancy expenses—net (Notes 9 and 27)	146,885	179,342	173,183
Fees and commission expenses	218,428	237,979	218,088
Outsourcing expenses, including data processing	168,007	267,921	248,265
Depreciation of premises and equipment (Note 9)	81,282	118,940	179,567
Amortization of intangible assets (Note 10)	179,543	264,930	252,890
Impairment of intangible assets (Note 10)	251	184,760	78,679
Insurance premiums, including deposit insurance	89,697	112,773	112,444
Minority interest in income of consolidated subsidiaries	157,222	16,915	39,400
Communications	44,420	62,209	65,286
Taxes and public charges	58,349	79,683	83,439
Provision for repayment of excess interest (Note 27)	12,898	106,245	2,826
Impairment of goodwill (Note 10)	—	—	893,721
Other non-interest expenses	172,771	290,070	402,177

Total	2,076,125	2,784,168	3,659,736

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	529,673	1,134,931	12,355
Income tax expense (Note 11)	165,473	552,826	553,045

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	364,200	582,105	(540,690)
Income (loss) from discontinued operations—net (Note 3)	8,973	(817)	(1,746)
Cumulative effect of a change in accounting principle, net of tax (Note 1)	(9,662)	—	—

Net income (loss)	¥363,511	¥581,288	¥(542,436)

Income allocable to preferred shareholders:
Cash dividends paid	¥5,386	¥13,629	¥6,669
Beneficial conversion feature (Note 19)	201,283	267,432	7,909

Net income (loss) available to common shareholders	¥156,842	¥300,227	¥(557,014)

	(in Yen)
Earnings (loss) per share (Notes 21, 23 and 35):
Basic earnings (loss) per common share—income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥19.40	¥29.94	¥(53.88)
Basic earnings (loss) per common share—net income (loss) available to common shareholders	19.31	29.86	(54.05)
Diluted earnings (loss) per common share—income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	19.04	29.76	(53.88)
Diluted earnings (loss) per common share—net income (loss) available to common shareholders	18.95	29.68	(54.05)

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2006:
Net income			¥363,511

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥2,226,284	¥(905,855)	1,320,429
Reclassification adjustment for gains included in net income	(72,705)	28,657	(44,048)

Total	2,153,579	(877,198)	1,276,381

Net unrealized losses on derivatives qualifying for cash flow hedges	(2,342)	896	(1,446)
Reclassification adjustment for gains included in net income	(441)	169	(272)

Total	(2,783)	1,065	(1,718)

Minimum pension liability adjustments	218,905	(92,890)	126,015

Foreign currency translation adjustments	97,545	(5,634)	91,911
Reclassification adjustment for gains included in net income	(7,804)	(1,152)	(8,956)

Total	89,741	(6,786)	82,955

Total changes in equity from nonowner sources			¥1,847,144

Fiscal year ended March 31, 2007:
Net income			¥581,288

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥764,721	¥(308,419)	456,302
Reclassification adjustment for gains included in net income	(247,921)	100,767	(147,154)

Total	516,800	(207,652)	309,148

Net unrealized losses on derivatives qualifying for cash flow hedges	(3,161)	1,214	(1,947)
Reclassification adjustment for losses included in net income	2,762	(1,056)	1,706

Total	(399)	158	(241)

Minimum pension liability adjustments	(2,563)	1,019	(1,544)

Foreign currency translation adjustments	32,537	(626)	31,911
Reclassification adjustment for gains included in net income	(6,420)	283	(6,137)

Total	26,117	(343)	25,774

Total changes in equity from nonowner sources			¥914,425

Fiscal year ended March 31, 2008:
Net loss			¥(542,436)

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities available for sale	¥(3,640,989)	¥1,476,878	(2,164,111)
Reclassification adjustment for losses included in net loss	1,384,037	(561,877)	822,160

Total	(2,256,952)	915,001	(1,341,951)

Net unrealized gains on derivatives qualifying for cash flow hedges	2,327	(805)	1,522
Reclassification adjustment for losses included in net loss	2,018	(867)	1,151

Total	4,345	(1,672)	2,673

Pension liability adjustments	(66,009)	26,800	(39,209)
Reclassification adjustment for gains included in net loss	(17,168)	6,449	(10,719)

Total	(83,177)	33,249	(49,928)

Foreign currency translation adjustments	(115,347)	30,985	(84,362)
Reclassification adjustment for losses included in net loss	162	690	852

Total	(115,185)	31,675	(83,510)

Total changes in equity from nonowner sources			¥(2,015,152)

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	2006	2007	2008
	(in millions)
Preferred stock (Note 19):
Balance at beginning of fiscal year	¥247,100	¥247,100	¥247,100

Balance at end of fiscal year	¥247,100	¥247,100	¥247,100

Common stock (Note 20):
Balance at beginning of fiscal year	¥1,084,708	¥1,084,708	¥1,084,708

Balance at end of fiscal year	¥1,084,708	¥1,084,708	¥1,084,708

Capital surplus (Note 20):
Balance at beginning of fiscal year	¥1,080,463	¥5,566,894	¥5,834,529
Redemption of Class 1 preferred stock (Note 19)	(122,100)	—	—
Merger with UFJ Holdings, Inc. (Note 2)	4,403,225	—	—
Amortization of beneficial conversion feature of preferred stock (Note 19)	201,283	267,432	7,909
Gains (losses) on sales of shares of treasury stock, net of taxes	2,677	(1,048)	(456)
Losses on exchange of shares of treasury stock for shares of Mitsubishi UFJ Securities Co., Ltd. (Note 4)	—	—	(56,134)
Stock-based compensation expense (Note 32)	—	3,257	5,747
Impact of SFAS No.123R implementation of UnionBanCal corporation (Note 32)	—	(1,468)	—
Other—net	1,346	(538)	(295)

Balance at end of fiscal year	¥5,566,894	¥5,834,529	¥5,791,300

Retained earnings appropriated for legal reserve (Note 21):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571

Balance at end of fiscal year	¥239,571	¥239,571	¥239,571

Unappropriated retained earnings (Note 21):
Balance at beginning of fiscal year	¥1,327,894	¥1,424,634	¥1,636,803
Net income (loss)	363,511	581,288	(542,436)
Cash dividends:
Common share—¥9.00 in 2006 and in 2007, and ¥13.00 in 2008 per share	(58,855)	(89,526)	(134,664)
Preferred share (Class 1)—¥41.25 in 2006 per share	(1,679)	—	—
Preferred share (Class 3)—¥37.07 in 2006 and ¥60.00 in 2007 and in 2008 per share	(3,707)	(6,000)	(6,000)
Preferred share (Class 8)—¥23.85 in 2007 and ¥15.90 in 2008 per share	—	(570)	(282)
Preferred share (Class 9)—¥18.60 in 2007 per share	—	(1,482)	—
Preferred share (Class 10)—¥19.40 in 2007 per share	—	(2,910)	—
Preferred share (Class 12)—¥17.25 in 2007 and ¥11.50 in 2008 per share	—	(2,667)	(387)
Amortization of beneficial conversion feature of preferred stock (Note 19)	(201,283)	(267,432)	(7,909)
Impact of SFAS No.123R implementation of UnionBanCal Corporation (Note 32)	—	1,468	—
Deferred compensation-restricted stock awards of UnionBanCal Corporation (Note 32)	(1,247)	—	—
FIN No.48 adjustment (Note 1)	—	—	(4,091)
FSP SFAS No.13-2 adjustment (Note 1)	—	—	(5,725)

Balance at end of fiscal year (Note 35)	¥1,424,634	¥1,636,803	¥935,309

Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 6):
Balance at beginning of fiscal year	¥730,119	¥2,006,500	¥2,315,648
Net change during the fiscal year	1,276,381	309,148	(1,341,951)

Balance at end of fiscal year	¥2,006,500	¥2,315,648	¥973,697

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges (Note 24):
Balance at beginning of fiscal year	¥1,050	¥(668)	¥(909)
Net change during the fiscal year	(1,718)	(241)	2,673

Balance at end of fiscal year	¥(668)	¥(909)	¥1,764

Minimum pension liability adjustments (Note 17):
Balance at beginning of fiscal year	¥(130,479)	¥(4,464)	¥—
Net change during the fiscal year	126,015	(1,544)	—
Adjustments to initially apply SFAS No. 158	—	6,008	—

Balance at end of fiscal year	¥(4,464)	¥—	¥—

Pension liability adjustments (Note 17):
Balance at beginning of fiscal year	¥—	¥—	¥172,776
Net change during the fiscal year	—	—	(49,928)
Adjustments to initially apply SFAS No. 158	—	172,776	—

Balance at end of fiscal year	¥—	¥172,776	¥122,848

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(204,108)	¥(121,153)	¥(95,379)
Net change during the fiscal year	82,955	25,774	(83,510)

Balance at end of fiscal year	¥(121,153)	¥(95,379)	¥(178,889)

Balance at end of fiscal year	¥1,880,215	¥2,392,136	¥919,420

Treasury stock:
Balance at beginning of fiscal year	¥(3,221)	¥(774,969)	¥(1,001,535)
Purchases of shares of treasury stock (Note 20)	(775,242)	(292,200)	(151,365)
Sales of shares of treasury stock	4,243	65,627	1,779
Increase resulting from merger with UFJ Holdings, Inc.	(868)	—	—
Exchange of shares of treasury stock for shares of Mitsubishi UFJ Securities Co., Ltd. (Note 4)	—	—	425,530
Net decrease (increase) resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	119	7	(1,702)

Balance at end of fiscal year	¥(774,969)	¥(1,001,535)	¥(727,293)

Total shareholders’ equity	¥9,668,153	¥10,433,312	¥8,490,115

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	2006	2007	2008
	(in millions)
Cash flows from operating activities:
Net income (loss)	¥363,511	¥581,288	¥(542,436)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss (income) from discontinued operations—net (Note 3)	(8,973)	817	1,746
Depreciation and amortization	260,825	383,870	432,457
Impairment of goodwill (Note 10)	—	—	893,721
Impairment of intangible assets (Note 10)	251	184,760	78,679
Provision for credit losses	110,167	358,603	385,740
Government grant for transfer of substitutional portion of Employees’ Pension Fund plans (Note 17)	(103,001)	—	—
Investment securities losses (gains)—net	(89,861)	(238,277)	1,373,072
Foreign exchange losses (gains)—net	222,977	(3,908)	(1,544,073)
Equity in losses (earnings) of equity method investees	(22,258)	56,879	34,485
Provision for deferred income tax expense	67,261	434,993	446,253
Decrease (increase) in trading account assets, excluding foreign exchange contracts	958,487	(280,834)	(2,519,202)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	(1,267,996)	(395,668)	1,425,276
Decrease (increase) in accrued interest receivable and other receivables	15,616	157,769	(79,266)
Increase (decrease) in accrued interest payable and other payables	(29,197)	127,769	90,984
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	(163,365)	116,933	(17,843)
Increase (decrease) in allowance for repayment of excess interest (Note 27)	9,733	92,741	(22,290)
Other—net	29,909	(14,723)	(54,096)

Net cash provided by operating activities	354,086	1,563,012	383,207

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	47,801,160	36,262,585	51,204,443
Proceeds from maturities of investment securities available for sale	35,712,110	28,187,867	26,300,910
Purchases of investment securities available for sale	(79,944,570)	(63,170,653)	(74,640,265)
Proceeds from maturities of investment securities being held to maturity	42,264	47,334	543,799
Purchases of investment securities being held to maturity	(241,001)	(623,171)	(354,008)
Proceeds from sales of other investment securities	132,838	255,743	153,436
Purchases of other investment securities	(53,240)	(119,626)	(78,352)
Net decrease (increase) in loans	(1,231,764)	410,203	(5,942,696)
Net decrease (increase) in interest-earning deposits in other banks	(500,026)	462,314	(806,005)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	876,349	(3,912,447)	(4,071,034)
Proceeds from sales of premises and equipment	43,255	23,728	71,671
Capital expenditures for premises and equipment	(82,390)	(119,024)	(187,745)
Cash acquired by the merger with UFJ Holdings, Inc.—net (Note 2)	5,509,837	—	—
Cash acquired due to increase of consolidated subsidiaries	203,363	—	—
Purchases of intangible assets	(111,800)	(184,205)	(231,300)
Proceeds from sales of consolidated VIEs and subsidiaries—net	—	41,243	117,626
Other—net	98,877	(53,964)	86,391

Net cash provided by (used in) investing activities	8,255,262	(2,492,073)	(7,833,129)

Cash flows from financing activities:
Net increase (decrease) in deposits	696,735	(889,962)	5,472,395
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(168,928)	4,016,307	3,731,613
Net decrease in due to trust account	(702,246)	(886,416)	(78,967)
Net increase (decrease) in other short-term borrowings	(6,628,777)	(4,847,764)	202,589
Proceeds from issuance of long-term debt	3,314,680	3,254,073	2,344,448
Repayment of long-term debt	(2,122,116)	(2,661,783)	(2,662,527)
Proceeds from sales of preferred stock issued by a subsidiary	108,250	—	—
Payments for redemption of preferred stock	(122,100)	—	—
Payments for redemption of preferred stock issued by a subsidiary	—	(120,000)	—
Proceeds from sales of treasury stock	7,832	64,041	1,173
Payments to acquire treasury stock (Note 20)	(775,242)	(292,182)	(151,365)
Dividends paid	(64,220)	(103,047)	(141,159)
Dividends paid to minority interests	(62,435)	(23,584)	(22,990)
Other—net	(82,154)	(5,764)	28,174

Net cash provided by (used in) financing activities	(6,600,721)	(2,496,081)	8,723,384

Effect of exchange rate changes on cash and cash equivalents	20,283	25,458	(32,435)

Net increase (decrease) in cash and cash equivalents	2,028,910	(3,399,684)	1,241,027

Cash and cash equivalents at beginning of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥13,939 million in 2006, ¥14,069 million in 2007 and ¥2,194 million in 2008)	4,220,437	6,249,347	2,849,663

Cash and cash equivalents at end of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥14,069 million in 2006, ¥2,194 million in 2007 and nil in 2008)	¥6,249,347	¥2,849,663	¥4,090,690

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥913,783	¥1,547,702	¥2,055,790
Income taxes, net of refunds	254,588	3,864	145,806
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	27,158	35,942	18,739
Merger with UFJ Holdings, Inc. by stock-for-stock exchanges (Note 2):
Non-cash assets acquired at fair value	78,619,706	—	—
Liabilities assumed at fair value	79,804,419	—	—

Net	(1,184,713)	—	—

Stocks issued in connection with the merger with UFJ Holdings, Inc. (Note 2)	4,403,225	—	—
Acquisition of minority interests in Mitsubishi UFJ Securities Co., Ltd. in exchange for treasury stock (Note 4)	—	—	369,588

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Co., Ltd. (“MUS”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provides related services to individual and corporate customers. See Note 29 for more information by business segment.

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (“MTFG”), the parent company of The Bank of Tokyo-Mitsubishi, Ltd. (“BTM”), Mitsubishi Trust and Banking Corporation (“Mitsubishi Trust”) and Mitsubishi Securities Co., Ltd. (“Mitsubishi Securities”), merged with UFJ Holdings, Inc. (“UFJ Holdings”), the parent company of UFJ Bank Limited (“UFJ Bank”), UFJ Trust Bank Limited (“UFJ Trust”) and UFJ Tsubasa Securities Co., Ltd. (“UFJ Tsubasa Securities”), with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries (the “UFJ Holdings Group”) were recorded at fair value as of October 1, 2005. The results of operations of the UFJ Holdings Group have been included in the accompanying consolidated financial statements since October 1, 2005. Unless otherwise mentioned, numbers as of March 31, 2006 reflect the financial position of MUFG and its subsidiaries (the “MUFG Group”) while numbers for the fiscal year ended March 31, 2006 comprised the results of the MTFG Group for the six months ended September 30, 2005 and the results of the MUFG Group from October 1, 2005 to March 31, 2006. Numbers as of and for the fiscal years ended March 31, 2007 and 2008 reflect the financial position and results of the MUFG Group. See Note 2 for further discussion of the merger.

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

Fiscal periods of certain subsidiaries, which end on or after December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2006, 2007 and 2008, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal periods ended on or after December 31, would have resulted in an increase of ¥8.63 billion to net income, a decrease of ¥0.20 billion to net income and an increase of ¥14.02 billion to net loss, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2006, 2007 and 2008 which, if recorded, would have had material effects to consolidated total assets, loans, total liabilities, deposits or total shareholders’ equity as of March 31, 2006, 2007 and 2008.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Variable interest entities are consolidated when the MUFG Group has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. See Note 26.

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

Investment Securities—Debt securities for which the MUFG Group has both the ability and positive intent to hold to maturity are classified as Securities being held to maturity and carried at amortized cost. Debt securities that the MUFG Group may not hold to maturity and marketable equity securities, other than those classified as Trading account securities, are classified as Securities available for sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within accumulated other changes in equity from nonowner sources, which is a component of shareholders’ equity. Other investment securities include nonmarketable equity securities carried at their acquisition costs, and also securities held by subsidiaries that are investment companies or brokers and dealers in securities. Such securities held by those subsidiaries are not within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and are subject to the specialized industry accounting principles in AICPA Audit and Accounting Guides for “Investment Companies” and “Brokers and Dealers in Securities” (the “AICPA Guides”) applicable for those subsidiaries. Securities of those subsidiaries are carried at their fair values.

Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities gains (losses)—net

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in the consolidated statements of operations. In determining other than temporary declines in fair value to be recognized as an impairment loss on investment securities, the MUFG Group generally considers factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value, the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed. See Note 6 for a further discussion of other-than-temporary impairment. Interest and dividends on investment securities are reported in Interest income. Dividends are recognized when the shareholders’ right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

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

Derivatives are also used to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Certain of those derivatives are designated by the MUFG Group and qualify for hedge accounting. A derivative is designated as a hedging instrument at the inception of each such hedge relationship and the MUFG Group documents, for such individual hedging relationships, the risk management objective and strategy, including identifying the item being hedged, identifying the specific risk being hedged and the method used to assess the hedge’s effectiveness. In order for a hedging relationship to qualify for hedge accounting, the changes in the fair value of the derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows of the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a net basis. For fair value hedges of interest-bearing assets or liabilities, the change in the fair value of the hedged item and the hedging instruments is recognized in net interest income to the extent that it is effective. For all other fair value hedges, the change in the fair value of the hedged item and change in fair value of the derivative are recognized in non-interest income or expense. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in accumulated other changes in equity from nonowner sources. Amounts realized on cash flow hedges related to variable rate loans are recognized in net interest income in the period when the cash flow from

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions, if any, is recognized in non-interest income or expense in the period when the forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment of hedge effectiveness are recognized in non-interest income or expense. Derivatives that do not qualify for hedge accounting are considered trading positions and are accounted for as such.

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

In accordance with SOP 03-3 adopted by the MUFG Group on April 1, 2005, impaired loans acquired for which it is probable that the MUFG Group will be unable to collect all contractual receivables are initially recorded at the present value of amounts expected to be received and the related valuation allowances are not carried over or created initially. Accretable yield is limited to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the loan’s yield over its remaining

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

life after reduction of any remaining allowance for credit losses for the loan established after its acquisition, if any, while any decrease in such cash flows below those initially expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition are recognized as impairments.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. MUFG, BTMU and MUTB apply the declining-balance method in depreciating their premises and equipment, while other subsidiaries mainly apply the straight-line method, at rates principally based on the following estimated useful lives:

Years
Buildings	15 to 50
Equipment and furniture	2 to 20
Leasehold improvements	7 to 39

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

Goodwill arising from a business combination is not amortized but is tested for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. A reporting unit is an operating segment, or an identified business unit one level below an operating segment. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	2 to 10	Straight-line
Core deposit intangibles	4 to 18	Declining-balance
Customer relationships	5 to 30	Declining-balance
Trade names	6 to 40	Straight-line

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

Accrued Severance and Pension Liabilities—The MUFG Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans. The liabilities related to these plans are computed and recognized based on actuarial computations. Unrecognized net actuarial gains and losses that arise from differences between actual experiences and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. Prior to the adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” an excess of the accumulated benefit obligation over the plan assets was recognized in the consolidated balance sheets as the minimum liability, and a corresponding intangible assets was recognized up to the amount equal to the total of unrecognized prior service cost and unrecognized net obligation at transition. To the extent that the minimum liability exceeds the intangible asset, it was recognized in accumulated other changes in equity from nonowner sources. The costs of the plans, based on actuarial computations of current and future employee benefits, were charged to Salaries and employee benefits.

The MUFG Group adopted the recognition provisions of SFAS No. 158 as of March 31, 2007. See Accounting Changes—Defined Benefit Pension and Other Postretirement Plans and Note 17 for further information.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Comprehensive Income (Loss)—The MUFG Group’s comprehensive income (loss) includes net income (loss) and other changes in equity from nonowner sources. All changes in unrealized gains and losses on investment securities available for sale, unrealized gains and losses on derivatives qualifying for cash flow hedges, pension liability adjustments and foreign currency translation adjustments constitute the MUFG Group’s changes in equity from nonowner sources and are presented, with related income tax effects, in the consolidated statements of changes in equity from nonowner sources.

Stock-Based Compensation—MUFG and certain of its subsidiaries have stock-based compensation plans, which are described more fully in Note 32. For the fiscal year ended March 31, 2006, as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation,” compensation expense was recognized using the intrinsic value-based method of valuing stock options prescribed in Accounting Principles Board Opinions (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under the intrinsic value-based method, compensation expense was measured as the amount by which the quoted market price of these subsidiaries’ stock at the date of grant exceeded the stock option exercise price. On April 1, 2006, the MUFG Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). See Accounting Changes—Share-Based Payment and Note 32 for further information.

Had the employee stock-based compensation plans been accounted for under the fair value method of SFAS No. 123, the MUFG Group’s compensation expense, net income, and net income per share would have been the pro forma amounts indicated in the following table:

For the fiscal year ended March 31, 2006
(in millions)
Reported net income	¥363,511
Add: Stock-based employee compensation expense (included in reported net income, net of tax)	322
Less: Stock-based employee compensation expense (determined under fair value based method for all awards, net of tax)	(1,688)

Pro forma net income, after stock-based employee compensation expense	¥362,145

(in Yen)
Basic earnings per common share—net income available to common shareholders:
Reported	¥19.31
Pro forma	19.15
Diluted earnings per common share—net income available to common shareholders:
Reported	18.95
Pro forma	18.78

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Split

Effective September 30, 2007, MUFG declared a stock split whereby each common and preferred share was split into 1,000 common and preferred shares. As a result, the number of shares and per share information have been retroactively adjusted.

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal years ended March 31, 2006 and 2007 to conform to the presentation for the fiscal year ended March 31, 2008.

These reclassifications and format changes include the presentation of “Proceeds from sales of consolidated VIEs and subsidiaries—net” as a separate line item in the consolidated statements of cash flows.

These reclassifications and format changes did not result in a change in previously reported net income, shareholders’ equity or total assets.

Change in Accounting Estimates

MUFG and its domestic subsidiaries have reviewed the salvage values of premises and equipment and decided to change the estimated salvage values of these assets to ¥1 during the fiscal year ended March 31, 2008. Under the provision of SFAS No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” a change in salvage values of depreciable assets is treated as a change in accounting estimate. The effect of this change has been reflected on a prospective basis beginning April 1, 2007. This change had an adverse impact on income from continuing operations before income tax expense and net loss of ¥53 billion and ¥31 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥3.04 per share for the fiscal year ended March 31, 2008.

The MUFG Group periodically updates underlying assumptions to make a current estimate of allowance for credit losses. During the fiscal year ended March 31, 2008, in addition to such routine update of estimates to reflect current conditions, BTMU adopted an advanced estimation to determine appropriate level of formula allowance, which is estimated based primarily on the default ratio and recoverable ratio. Previously, recoverable ratio was computed from the major cases of a default event such as legal bankruptcy. During the fiscal year ended March 31, 2008, BTMU began incorporating other credit events for its recoverable ratio to better reflect broader cases of default. In addition, BTMU made an adjustment for the impact of heterogeneous size of borrowers among its loan portfolio to estimate the appropriate level of the formula allowance for the fiscal year ended March 31, 2008. Since the default ratio is statistically computed by counting one credit event as one regardless of the size of borrowers, BTMU commenced making an additional reserve by looking to monetary level of past defaults in addition to the number of defaults. The effect from those changes had a positive impact on income from continuing operations before income tax expense and net loss of ¥45 billion and ¥27 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥2.60 per share for the fiscal year ended March 31, 2008.

Accounting Changes

Accounting for Conditional Asset Retirement Obligations—In March 2005, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN No. 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Effective March 31, 2006, the MUFG Group adopted FIN No. 47 to existing asset retirement obligations associated with commitments to return property subject to operating leases to its original condition upon lease termination. The cumulative effect of the change in accounting principle was to decrease net income by ¥9,662 million. This adjustment represents the cumulative depreciation and accretion that would have been recognized through the date of adoption of FIN No. 47 had the statement applied to the MUFG Group’s existing asset retirement obligations at the time they were initially incurred.

Had the asset retirement obligations been accounted for under FIN No. 47 at the inception of operating leases requiring restoration, the MUFG Group’s net income and net income per share would have been the pro forma amounts indicated in the following table:

For the fiscal year ended March 31, 2006
(in millions)
Reported net income	¥363,511
Cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes:
Reported	9,662
Pro forma	516

Pro forma net income, after cumulative effect of a change in accounting principle related to adoption of FIN No. 47, net of taxes	¥372,657

(in Yen)
Basic earnings per common share—net income available to common shareholders:
Reported	¥ 19.31
Pro forma	19.31
Diluted earnings per common share—net income available to common shareholders:
Reported	18.95
Pro forma	18.95

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123, and supersedes APB No. 25. In March 2005, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which provides interpretive guidance on SFAS No. 123R. SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting and requires entities to recognize the costs of share-based payment transactions with employees based on the grant-date fair value of those awards over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R is effective as of the beginning of the fiscal year or interim period beginning after June 15, 2005. The MUFG Group adopted SFAS No. 123R on April 1, 2006 under the modified prospective method, which resulted in a decrease in income from continuing operations before income tax expense of ¥1,969 million and a decrease in income from continuing operations, net of taxes, of ¥1,026 million for the fiscal year ended March 31, 2007, which includes

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

estimated forfeitures for restricted stock and the amortization of compensation costs related to unvested stock options. The corresponding impact on both basic and diluted earnings per share was a reduction of ¥0.10 per share for the fiscal year ended March 31, 2007. The adoption of SFAS No. 123R did not have a material impact on the MUFG Group’s cash flows. See Note 32 for a further discussion of the adoption of SFAS No. 123R and stock-based compensation plans.

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued SFAS No. 158. SFAS No. 158 requires entities to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement plans in its consolidated statement of financial position and recognize changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in comprehensive income. SFAS No. 158 also clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s fiscal year-end statement of financial positions. The requirement to recognize the funded status as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2008.

The MUFG Group adopted the recognition provisions of SFAS No. 158 which resulted in an increase in accumulated other changes in equity from nonowner sources of ¥178,784 million, net of taxes, and had no impact on how the MUFG Group determined its net periodic benefit costs as of March 31, 2007.

The MUFG Group will adopt the measurement date provisions of SFAS No. 158 that changes the measurement date for the plan assets and benefit obligations of BTMU and some of its domestic subsidiaries from December 31 to March 31 beginning on April 1, 2008 by using the approach that remeasures plan assets and benefit obligations as of March 31, 2008. The MUFG Group recognized ¥411 million in gains on settlement during January 1, 2008 to March 31, 2008 for the year ended March 31, 2008 and estimates a decrease in the beginning balance of retained earnings as of April 1, 2008 by ¥3,890 million, net of taxes, and a decrease in the beginning balance of accumulated other changes in equity from nonowner sources as of April 1, 2008 by ¥127,816 million, net of taxes, from adopting this provision. The estimated impact on the beginning balance of the accumulated other changes in equity from nonowner sources upon adoption of the measurement date provision of SFAS No. 158 as of April 1, 2008 is mainly due to a decrease in fair value of the plan assets of ¥175,680 million and an increase in benefit obligations of ¥32,382 million caused by a decline in the discount rate from December 31, 2007 to March 31, 2008.

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and resolves issues addressed in SFAS No. 133 Implementation Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The MUFG Group adopted SFAS No. 155 on April 1, 2007, which did not have a material impact on its financial position and results of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for Servicing of Financial Assets—In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 amends SFAS No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract, and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for the fiscal year beginning after September 15, 2006. Earlier adoption is permitted. The MUFG Group adopted SFAS No. 156 on April 1, 2007, which did not have a material impact on its financial position and results of operations.

Determining the Variability to Be Considered in Applying FIN No. 46R—In April 2006, the FASB staff issued an FASB Staff Position (“FSP”) on FIN No. 46R, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN No. 46R-6”). This FSP states that the variability to be considered in applying FIN No. 46R shall be based on an analysis of the design of the entity as outlined in the following two steps: (a) analyze the nature of the risks in the entity, (b) determine the purpose for which the entity was created and determine the variability (created by the risks identified in step (a)) the entity is designed to create and pass along to its interest holders. For the purposes of this FSP, interest holders include all potential variable interest holders (including contractual, ownership, or other pecuniary interests in the entity). After determining the variability to be considered, the reporting enterprise can determine which interests are designed to absorb that variability. The FSP should be applied prospectively to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under FIN No. 46R when a reconsideration event has occurred beginning the first day of the first reporting period beginning after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN No. 46R is permitted but not required. If retrospective application is elected, it must be completed no later than the end of the first annual reporting period ending after July 15, 2006. The MUFG Group adopted this FSP on April 1, 2007, which did not have a material impact on its financial position and results of operations.

Uncertainty in Income Taxes—In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position based on the technical merits of the position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The MUFG Group adopted FIN No. 48 on April 1, 2007, which reduced the beginning balance of retained earnings by ¥4,091 million. See Note 11 for additional information related to the adoption of FIN No. 48.

Leveraged Leases—In July 2006, the FASB issued an FSP on SFAS No. 13, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.” This FSP requires if, during the lease term, the projected timing of the income tax cash flows generated by a leveraged lease is revised, the rate of return and the allocation of income shall be recalculated from the inception of the lease. At adoption, the cumulative effect of applying the provisions of this FSP shall be reported as an adjustment to the beginning balance of retained earnings as of the beginning of the period in which this FSP is adopted. This FSP is effective in fiscal years beginning after December 15, 2006. The MUFG Group adopted this FSP on April 1, 2007, which reduced the beginning balance of retained earnings by ¥5,725 million,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

net of taxes. The reduction to retained earnings at adoption will be recognized in interest income over the remaining terms of the affected leases as tax benefits are realized.

Recently Issued Accounting Pronouncements

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. SFAS No. 157 shall be applied prospectively, except for the provisions related to block discounts and existing derivative and hybrid financial instruments measured at fair value under SFAS No. 133 as modified by SFAS No. 155 using the transaction price in accordance with the guidance in EITF Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” SFAS No. 157 nullifies the guidance in EITF Issue No. 02-3 which requires the deferral of trade date gains or losses on derivatives where the fair value of those derivatives are not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. Upon adoption of SFAS No. 157, the difference between the carrying amount and fair value of the derivatives measured using the guidance in EITF Issue No. 02-3 is to be recognized as an adjustment to the beginning balance of retained earnings. The outstanding balance of the deferred profit in accordance with EITF Issue No. 02-3 was approximately ¥41 billion, net of taxes at March 31, 2008. SFAS No. 157 also precludes the use of a blockage factor when measuring financial instruments traded in an active market at fair value and requires consideration of nonperformance risk when measuring liabilities at fair value. In February 2008, the FASB staff issued another FSP on SFAS No. 157, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP SFAS No. 157-1”). FSP SFAS No. 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, or SFAS No. 141R, “Business Combinations,” regardless of whether those assets and liabilities are related to leases. In addition, in February 2008, the FASB staff issued an FSP on SFAS No. 157, “Effective Date of FASB Statement No. 157” (“FSP SFAS No. 157-2”). FSP SFAS No. 157-2 applies to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis and defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for those items. The MUFG Group has not completed the study of what effect SFAS No. 157 and these FSPs will have on its financial position and results of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements—In September 2006, the FASB Emerging Issues Task Force (the “EITF”) reached a consensus on EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” This EITF requires that an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period is a postretirement benefit arrangement for which a liability must be recorded. The MUFG Group will adopt this EITF on April 1, 2008. The impact of adopting EITF 06-4 is not expected to be significant on the MUFG Group’s financial position and results of operations.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No 115.” SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. The MUFG Group adopted SFAS No. 159 on April 1, 2008. The MUFG Group elected the fair value option for foreign securities classified as available-for-sale held by BTMU and MUTB in the amount of ¥10,448,079 million, whose unrealized gains and losses are reported within accumulated other changes in equity from nonowner sources as of March 31, 2008. BTMU and MUTB economically manage, through their asset and liability management activities, risks associated with their foreign currency denominated financial assets and liabilities due to fluctuation of foreign exchange rates. However, prior to the adoption of SFAS No. 159 for these securities, gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while gains and losses on translation of foreign currency denominated financial liabilities were included in current earnings. The MUFG Group elected the fair value option for these securities to mitigate accounting mismatches due to fluctuations of foreign exchange rates. As a result of adopting the fair value option on these securities, MUFG estimates an increase in the beginning balance of retained earnings as of April 1, 2008 of ¥20,150 million, net of tax. In addition, the MUFG Group elected the fair value option for certain financial instruments held by MUS’s foreign subsidiaries, which had no material impact on the MUFG Group’s financial position and results of operations.

Netting of Cash Collateral against Derivative Exposures—In April 2007, the FASB staff issued an FSP on FIN No. 39, “Amendment of FASB Interpretation No. 39.” This FSP permits offsetting of fair value amounts recognized for the right to reclaim cash collateral (a receivable) or obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangements, and amends FIN No. 39 to replace the terms “conditional contracts” and “exchange contracts” with the term “derivative instruments”, as defined in SFAS No. 133. Upon adoption of this FSP, a reporting entity is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements, however, the effects of applying this FSP is required to be recognized as a change in accounting principle through retrospective application for all financial statements presented unless it is impracticable to do so. This FSP is effective for the fiscal year beginning after November 15, 2007. Beginning April 1, 2008, the MUFG Group is planning to change the accounting policy to not offset fair value amounts recognized for derivative instruments under master netting agreements. The impact of adopting this FSP is expected to result in an increase of total assets and total liabilities by ¥2,728,692 million at March 31, 2007 and ¥5,044,815 million at March 31, 2008.

Investment Company Accounting—In June 2007, the AICPA issued SOP 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.” SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Guide. The statement also addresses whether the specialized

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

industry accounting principles of the AICPA Guide should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity. In addition, in May 2007, the FASB staff issued an FSP on FIN No. 46R, “Application of FIN No. 46R to Investment Companies” (“FSP FIN No. 46R-7”), which amends FIN No. 46R to make permanent the temporary deferral of the application of FIN No. 46R to entities within the scope of the revised audit guide under SOP 07-1. These new standards were expected to be effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. However, in February 2008, the FASB issued an FSP on SOP 07-1, “Effective Date of AICPA Statement of Position 07-1” (“FSP SOP 07-1-1”), to delay indefinitely the effective dates of SOP 07-1 and the effectivity of FSP FIN No. 46R-7 in order to address implementation issues. For entities that have not yet adopted the provisions of SOP 07-1 and FSP FIN No. 46R-7, early adoption will not be permitted during the indefinite deferral.

Income tax benefits on Share-Based Payment Awards—In June 2007, the EITF reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”), which was ratified by the FASB in June 2007. EITF 06-11 requires that realized tax benefits from dividends or dividend equivalents paid on equity-classified share-based payment awards that are charged to retained earnings should be recorded as an increase to additional paid-in capital and included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 is effective prospectively for the income tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The MUFG Group has not completed the study of what effect EITF 06-11 will have on its financial position and results of operations.

Business Combinations—In December 2007, the FASB issued SFAS No. 141R. SFAS No. 141R will significantly change the accounting for business combinations while retaining the fundamental requirements in SFAS No. 141, that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R further expands the definitions of a business and the fair value measurement and reporting in a business combination. SFAS No. 141R states that all business combinations (whether full, partial or step acquisitions) will result in all the assets acquired and liabilities assumed and any noncontrolling (minority) interests in the acquiree being recorded at their acquisition-date fair values with limited exceptions. Certain forms of contingent considerations and certain acquired contingencies will be recorded at their acquisition-date fair value. SFAS No. 141R also states acquisition costs will generally be expensed as incurred, restructuring costs will be expensed in periods after the acquisition date, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141R also includes a substantial number of new disclosure requirements to disclose all information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 with early adoption prohibited. The MUFG Group has not completed the study of what effect SFAS No. 141R will have on its financial position and results of operations.

Noncontrolling Interests—In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the parent in the consolidated financial statements within the equity section but separate from the parent’s equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations; changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for similarly as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with early adoption prohibited. The MUFG Group has not completed the study of what effect SFAS No. 160 will have on its financial position and results of operations.

Disclosure about Derivative Instruments and Hedging Activities—In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133.” SFAS No. 161 requires enhance disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The significant additional disclosures required by SFAS No. 161 include (1) a tabular summary of the fair values of derivative instruments and their gains and losses, (2) disclosure of credit-risk-related contingent features in order to provide more information regarding an entity’s liquidity from using derivatives, and (3) cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early application encouraged. It encourages but does not require comparative disclosures for earlier periods at initial adoption. SFAS No. 161 will only affect the MUFG Group’s disclosures of derivative instruments and related hedging activities, and will not affect its financial position and results of operations.

Hierarchy of GAAPs—In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” The main objective of SFAS No. 162 is to include the GAAP Hierarchy within the accounting literature established by the FASB rather than within AICPA’s Statement of Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The impact of adopting SFAS No. 162 is not expected to be significant on the MUFG Group’s financial position and results of operations.

Disclosures about Credit Derivatives and Certain Guarantees—In September 2008, the FASB staff issued an FSP on SFAS No. 133 and FIN No. 45, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.” This FSP amends SFAS No. 133 to require a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives. In addition, the FSP amends FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34,” and requires guarantors to additionally disclose the current status of the payments/performance risk of the guarantee so that the disclosure will provide similar information as the disclosure relating to credit derivatives and hybrid instruments that have embedded credit derivatives under SFAS No. 133, as amended by this FSP. This FSP also clarifies the FASB’s intent that disclosure required by SFAS No. 161 should be provided for any reporting period (annual or interim) beginning after November 15, 2008. This FSP is effective for the reporting periods (annual or interim) ending after November 15, 2008. This FSP will affect the MUFG Group’s disclosures of credit derivatives and certain guarantees, but will not affect its financial position and results of operations.

2.    BUSINESS COMBINATION

Merger with UFJ Holdings

Pursuant to the merger agreement dated April 20, 2005 between MTFG and UFJ Holdings and their respective subsidiaries, MTFG merged with UFJ Holdings on October 1, 2005 and was renamed MUFG.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	(in millions, except number of shares in thousands, exchange ratio and per share amount)
Convertible preferred stock	¥1,310,365	(1)

Outstanding common stock of UFJ Holdings	5,183,379	(2)
Exchange ratio	0.62

MUFG common stock issued	3,213,695
Average closing market price of MTFG common stock	962.5

	¥3,093,181	(3)
Less costs of registration and issuance	(321)
Direct acquisition costs	2,921

Total purchase price	¥4,406,146

Notes:

(1)	The estimated fair value of the convertible preferred stock is derived from the present value of the cash dividends and principal payment streams as well as any beneficial conversion features valued using a binomial option model.
(2)	Treasury stock and parent’s common stock owned by subsidiaries and affiliated companies are excluded from the total number of shares issued by UFJ Holdings.
(3)	The estimated fair value of MUFG common stock is based on the average closing market price of MTFG common stock for the period commencing two trading days prior to and ending two trading days after the merger ratio was agreed to and announced on February 18, 2005.

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

Unaudited pro forma combined condensed statements of income

The following unaudited pro forma combined condensed statements of income present the results of operations had the merger taken place at the beginning of each period:

For the fiscal years ended March 31, 2006
(in millions, except per share data and number of shares)
Statements of income data:
Net interest income	¥2,112,189
Provision for credit losses	185,884
Non-interest income	1,577,976
Non-interest expense	2,750,620

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	753,661

Income from discontinued operations—net	8,973
Cumulative effect of a change in accounting principles, net of tax	(9,662)
Income tax expense	195,723

Net income	¥557,249

Amounts per share:
Basic earnings per common share—net income available to common shareholders	¥29.74
Diluted earnings per common share—net income available to common shareholders	27.62
Weighted average common shares outstanding (in thousands)	11,310,991
Weighted average diluted common shares outstanding (in thousands)	12,584,614

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

Interest expense was attributed to discontinued operations based on average net assets. The amount of interest expense allocated to discontinued operations for the fiscal years ended March 31, 2006, 2007 and 2008 was ¥1,708 million, ¥209 million and nil, respectively.

The severance reserve balances at March 31, 2007 and 2008 were ¥238 million and nil, respectively.

During the fiscal year ended March 31, 2008, UNBC entered into a Deferred Prosecution Agreement with the United States Department of Justice (“DOJ”) relating to past violations of Bank Secrecy Act and other anti-money laundering regulations that occurred in UNBC’s now discontinued international banking business. As part of this agreement, UNBC paid the DOJ ¥2,545 million for the fiscal year ended March 31, 2008. The ¥2,545 million payment and ¥194 million of related legal and other outside services costs were allocated to discontinued operations as these past violations pertained to UNBC’s international banking business. The income tax benefit of ¥69 million for the fiscal year ended March 31, 2008 reflects the nondeductibility of the ¥2,545 million payment to the DOJ.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2007, the assets and liabilities identified as discontinued operations were comprised of the following:

2007
(in millions)
Assets:
Cash and due from banks	¥2,194
Loans, net of allowance for credit losses	159
Customers’ acceptance liability	45
Other	37

Assets of discontinued operations to be disposed or sold	¥2,435

Liabilities:
Bank acceptances outstanding	¥45
Other	501

Liabilities of discontinued operations to be extinguished or assumed	¥546

The components of income from discontinued operations for the fiscal years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	(in millions)
Total revenue	¥14,141	¥1,604	¥—

Loss from discontinued operations	¥(2,563)	¥(2,451)	¥(2,739)
Gains on disposal	25,220	466	—
Minority interest in income (loss) of consolidated subsidiaries	5,607	(434)	(924)
Income tax expense (benefit)	8,077	(734)	(69)

Income (loss) from discontinued operations—net	¥8,973	¥(817)	¥(1,746)

4.    OTHER BUSINESS DEVELOPMENTS

Mitsubishi UFJ NICOS Co., Ltd.

On April 1, 2007, the merger between UFJ NICOS Co., Ltd. (“UFJ NICOS”) and DC Card Co., Ltd. (“DC Card”), two credit card subsidiaries of BTMU, came into effect with UFJ NICOS being the surviving entity and UFJ NICOS renamed Mitsubishi UFJ NICOS. Each share of DC Card’s common stock was exchanged for 30 shares of UFJ NICOS’s common stock. The assets and liabilities acquired through the purchase of the minority interest in DC Card were measured based on their fair value as of April 1, 2007. The MUFG Group initially recorded approximately ¥4 billion of intangible assets.

On November 6, 2007, MUFG acquired ¥120 billion of new common shares in Mitsubishi UFJ NICOS. As a result, the MUFG Group has approximately 76% ownership of Mitsubishi UFJ NICOS compared with its prior holding of approximately 66%. The assets and liabilities acquired through the purchase of Mitsubishi UFJ NICOS shares were measured based on their fair value. The MUFG Group initially recorded approximately ¥19 billion of goodwill and approximately ¥16 billion of intangible assets. The objectives of this additional investment are to strengthen the financial base of Mitsubishi UFJ NICOS, utilize its financial resources effectively, and develop a new credit business strategy due to the changing business environment for consumer finance companies in Japan.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

kabu.com Securities Co., Ltd.

BTMU acquired approximately 20% ownership of kabu.com Securities Co., Ltd. (“kabu.com Securities”), a retail online securities company in Japan through tender offers, valuing the transaction at approximately ¥41 billion, resulting in MUFG’s ownership to approximately 51% during the fiscal year ended March 31, 2008. The assets and liabilities acquired through purchases of the minority interest of kabu.com Securities were measured based on their fair value. The MUFG Group recorded approximately ¥78 billion of goodwill and approximately ¥10 billion of intangible assets. The purpose of the acquisition is to strengthen the retail online securities business and enhance comprehensive Internet-based financial services the MUFG Group provides.

Mitsubishi UFJ Securities Co., Ltd.

On September 30, 2007, MUFG and MUS executed a share exchange. The share exchange ratio was set at 1.02 shares of MUFG common stock to one share of MUS common stock, valuing the transaction at approximately ¥370 billion. The share exchange ratio was calculated based on the MUFG’s stock after the stock split, which was effective on September 30, 2007. MUFG’s treasury stock was exchanged for the shares of MUS common stock and there was no issuance of new shares. Losses on the share exchange were charged to Capital surplus for the year ended March 31, 2008. As a result of the share exchange, MUS became a wholly owned subsidiary of MUFG. MUFG previously owned approximately 60% of MUS. The assets and liabilities acquired through the purchase of the minority interest of MUS were measured based on their fair value as of September 30, 2007. The MUFG Group initially recorded approximately ¥23 billion of goodwill and ¥98 billion of intangible assets. The purpose of making MUS a wholly-owned subsidiary is, among other factors, to seize the opportunities presented by the deregulation of the Japanese financial markets and further enhance cooperation between group companies.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2007 and 2008. For trading derivative contracts executed under legally enforceable master netting agreements, related assets and liabilities are bilaterally offset and reported net by each counterparty.

	2007	2008
	(in millions)
Trading account assets:
Trading securities:
Japanese government, prefectural and municipal bonds	¥3,379,723	¥4,540,158
Commercial paper	1,560,914	1,401,970
Equity securities, foreign governments bonds and other securities	3,627,000	3,940,292

Total	8,567,637	9,882,420

Trading derivative assets:
Interest rate contracts:
Forwards and futures	15,333	25,634
Swaps and swap-related products	2,659,600	4,539,518
Options purchased	126,956	315,159

Total	2,801,889	4,880,311

Foreign exchange contracts:
Forwards and futures	774,458	1,473,413
Swaps	439,078	952,094
Options purchased	328,473	799,541

Total	1,542,009	3,225,048

Other contracts, mainly commodity and credit-related contracts	260,742	467,372
Offsetting of derivatives with the same counterparty under master netting agreements	(2,726,197)	(5,043,396)

Total	¥10,446,080	¥13,411,755

Trading account liabilities:
Trading securities sold, not yet purchased	¥839,908	¥226,797
Trading derivative liabilities:
Interest rate contracts:
Forwards and futures	17,714	25,424
Swaps and swap-related products	2,629,454	4,243,572
Options written	111,319	307,926

Total	2,758,487	4,576,922

Foreign exchange contracts:
Forwards and futures	658,117	1,252,258
Swaps	379,125	941,007
Options written	533,260	614,498

Total	1,570,502	2,807,763

Other contracts, mainly commodity and credit-related contracts	183,061	360,614
Offsetting of derivatives with the same counterparty under master netting agreements	(2,726,197)	(5,044,685)

Total	¥2,625,761	¥2,927,411

See Note 31 for the methodologies and assumptions used to estimate fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains for the fiscal years ended March 31, 2006, 2007 and 2008 were comprised of the following:

	2006	2007	2008
	(in millions)
Interest rate and other derivative contracts	¥(347,089)	¥212,778	¥520,564
Trading account securities, excluding derivatives	363,512	192,035	(122,168)

Trading account profits—net	16,423	404,813	398,396
Foreign exchange derivative contracts(1)	39,461	(72,263)	26,832

Net trading gains(1)	¥55,884	¥332,550	¥425,228

Note:

(1)	Net trading gains (losses) of Foreign exchange derivative contracts for the fiscal year ended March 31, 2007 has been restated as follows:

	For the fiscal year ended March 31, 2007
	As previously reported	As restated
	(in millions)
Foreign exchange derivative contracts	¥26,861	¥(72,263)
Net trading gains	431,674	332,550

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2007 and 2008 were as follows:

	2007				2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥20,939,737	¥49,152	¥8,031	¥20,980,858	¥16,133,001	¥73,835	¥20,943	¥16,185,893
Japanese prefectural and municipal bonds	238,039	1,803	173	239,669	203,090	5,267	127	208,230
Foreign governments and official institutions bonds	3,469,222	78,535	9,646	3,538,111	3,637,566	37,728	4,471	3,670,823
Corporate bonds	6,060,236	169,997	4,208	6,226,025	5,281,321	137,543	10,895	5,407,969
Mortgage-backed securities	2,728,015	80,026	14,208	2,793,833	3,439,490	4,675	5,505	3,438,660
Other debt securities	3,186,722	67,780	3,726	3,250,776	3,566,554	11,056	103,543	3,474,067
Marketable equity securities	4,677,589	3,979,849	6,928	8,650,510	4,315,233	2,086,557	58,131	6,343,659

Total	¥41,299,560	¥4,427,142	¥46,920	¥45,679,782	¥36,576,255	¥2,356,661	¥203,615	¥38,729,301

Securities being held to maturity: Debt securities:
Japanese national government and Japanese government agency bonds	¥2,809,445	¥6,418	¥7,147	¥2,808,716	¥2,601,852	¥18,825	¥1,731	¥2,618,946
Japanese prefectural and municipal bonds	78,276	921	7	79,190	71,966	1,108	—	73,074
Foreign governments and official institutions bonds	14,142	402	39	14,505	9,602	664	—	10,266
Corporate bonds	127,576	937	30	128,483	154,313	1,887	22	156,178
Other debt securities	3,660	8	2	3,666	1,933	—	—	1,933

Total	¥3,033,099	¥8,686	¥7,225	¥3,034,560	¥2,839,666	¥22,484	¥1,753	¥2,860,397

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥623,430 million and ¥513,975 million, at March 31, 2007 and 2008, respectively, because their fair values were not readily determinable. The MUFG Group periodically monitors the status of each investee including the credit ratings and changes in the MUFG Group’s share of net assets in the investees as compared with its shares at the time of investment, or utilizes commonly accepted valuation models for certain nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities. The impairment of cost-method investments is not evaluated when valuation models are not applicable if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. MUFG Group did not estimate the fair value of such investments in accordance with paragraph 14 and 15 of SFAS No. 107, “Disclosure about Fair Value of Financial Instruments.” These investments had aggregate costs of ¥194,150 million and ¥167,803 million, at March 31, 2007 and 2008, respectively. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in AICPA Guides presented in Other investment securities were carried at fair value of ¥47,529 million and ¥66,038 million at March 31, 2007 and 2008, respectively.

See Note 31 for the methodologies and assumptions used to estimate the fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2008 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held-to-maturity		Available-for-sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥1,378,070	¥1,378,886	¥8,365,313
Due from one year to five years	1,388,160	1,407,636	9,407,196
Due from five years to ten years	31,911	32,581	6,969,221
Due after ten years	41,525	41,294	7,643,912

Total	¥2,839,666	¥2,860,397	¥32,385,642

For the fiscal years ended March 31, 2006, 2007 and 2008, gross realized gains on sales of investment securities available for sale were ¥476,646 million, ¥360,406 million and ¥324,715 million, respectively, and gross realized losses on sales of investment securities available for sale were ¥124,278 million, ¥66,190 million and ¥239,635 million, respectively.

For the fiscal years ended March 31, 2006, 2007 and 2008, losses resulting from impairment of investment securities to reflect the decline in value considered to be other than temporary were ¥337,501 million, ¥162,959 million and ¥1,543,779 million, respectively, which were included in Investment securities gains (losses)—net in the consolidated statements of operations. The losses of ¥337,501 million for the fiscal year ended March 31, 2006 included losses of ¥194,561 million from Japanese national government bonds classified as available for sale. The losses of ¥1,543,779 million for the fiscal year ended March 31, 2008 included losses of ¥1,169,069 million from debt securities available for sale mainly classified as Foreign governments and official institutions bonds and Mortgage-backed securities, and ¥331,259 million from marketable equity securities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2007 and 2008 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2007:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥7,450,507	¥8,031	¥—	¥—	¥7,450,507	¥8,031	51
Japanese prefectural and municipal bonds	19,118	173	—	—	19,118	173	8
Foreign governments and official institutions bonds	1,046,605	8,766	74,270	880	1,120,875	9,646	243
Corporate bonds	553,876	4,208	—	—	553,876	4,208	2,516
Mortgage-backed securities	281,103	1,354	436,003	12,854	717,106	14,208	343
Other debt securities	273,935	3,372	28,579	354	302,514	3,726	86
Marketable equity securities	95,056	6,928	—	—	95,056	6,928	65

Total	¥9,720,200	¥32,832	¥538,852	¥14,088	¥10,259,052	¥46,920	3,312

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥613,971	¥756	¥1,236,032	¥6,391	¥1,850,003	¥7,147	36
Japanese prefectural and municipal bonds	11,207	7	—	—	11,207	7	31
Foreign governments and official institutions bonds	—	—	749	39	749	39	1
Corporate bonds	22,319	23	2,715	7	25,034	30	32
Other debt securities	353	2	—	—	353	2	3

Total	¥647,850	¥788	¥1,239,496	¥6,437	¥1,887,346	¥7,225	103

	Less than 12 months		12 months or more		Total
At March 31, 2008:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥7,193,164	¥20,943	¥—	¥—	¥7,193,164	¥20,943	51
Japanese prefectural and municipal bonds	23,113	127	—	—	23,113	127	3
Foreign governments and official institution bonds	137,363	4,391	12,920	80	150,283	4,471	74
Corporate bonds	262,242	10,895	—	—	262,242	10,895	1,097
Mortgage-backed securities	34,295	240	333,492	5,265	367,787	5,505	280
Other securities	854,265	101,552	32,171	1,991	886,436	103,543	325
Marketable equity securities	542,296	58,131	—	—	542,296	58,131	239

Total	¥9,046,738	¥196,279	¥378,583	¥7,336	¥9,425,321	¥203,615	2,069

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥4,398	¥1	¥243,025	¥1,730	¥247,423	¥1,731	10
Corporate bonds	10,185	21	3,996	1	14,181	22	16

Total	¥14,583	¥22	¥247,021	¥1,731	¥261,604	¥1,753	26

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group has determined that unrealized losses on investments at March 31, 2007 and 2008 are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

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

Unrealized losses on certain other debt securities held by BTMU, all of which have been in a continuous loss position for less than 12 months, are considered temporary, since BTMU has the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value. Unrealized losses on marketable equity securities, all of which have been in a continuous loss position for less than 12 months, are also considered temporary, since the MUFG Group primarily makes these investments for strategic purposes to maintain long-term relationship with its customers.

Certain securities held by UNBC, which primarily consist of debt securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, were determined not to be impaired in some cases, on the basis of a cash flow analysis of such securities and/or UNBC’s ability and positive intent to hold such securities to maturity. As shown in the table above, there were no material unrealized losses that have been in a continuous loss position for 12 months or more, except for unrealized losses on certain foreign governments and official institutions bonds, mortgage-backed securities and other debt securities held by UNBC at March 31, 2008. Foreign governments and official institutions bonds in an unrealized loss position for 12 months or more were issued by one of the several Government-Sponsored Enterprises (“GSEs”) such as U.S. Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”), Federal Home Loan Banks or Federal Farm Credit Banks. These securities were issued with a stated interest rate and mature in less than five years. All of the unrealized losses on these securities resulted from rising interest rates subsequent to purchase. Unrealized losses will decline as interest rates fall below the purchased yield and as the securities approach maturity. Since UNBC has the ability and positive intent to hold the securities until recovery of the carrying value, which could be maturity, the unrealized loss is considered temporary. Mortgage-backed securities in an unrealized loss position for 12 months or more are primarily

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities guaranteed by a GSE such as Fannie Mae or Freddie Mac and relatively small amounts of AAA-rated private label mortgage securities. These securities are collateralized by residential mortgage loans and may be prepaid at par prior to maturity. All of the unrealized losses on the mortgage-backed securities resulted from rising interest rates subsequent to purchase and in the case of private label mortgage securities, additional credit spread widening since purchase. Other debt securities in an unrealized loss position for 12 months or more primarily consisted of credit card receivable securities and collateralized loan obligations held by UNBC. Unrealized losses on such securities arise from rising interest rates, widening credit spreads, credit quality of the underlying collateral, and the market’s opinion of the performance of the fund managers. Cash Flow analysis of the underlying collateral provides an estimate of other-then-temporary impairment, which is performed quarterly on those securities below Aa investment grade. Any security with a change in credit rating is also subject to cash flow analysis to determine whether or not an other-than-temporary impairment exists. During the fiscal year ended March 31, 2008, the fair value of the collateralized loan obligation portfolio was adversely impacted by the liquidity crisis caused by the subprime loan industry. Although none of the collateralized loan obligations in UNBC’s portfolio contain subprime loan assets, widening credit spreads caused their value to decline. Since the securities do not have observable credit quality issues and the UNBC has the ability and intent to hold the other debt securities until recovery of the carrying value, which could be maturity, the unrealized loss is considered temporary.

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

The MUFG Group sold marketable equity securities to BSPC with aggregate market values of ¥3,537 million, nil and nil, respectively, during the fiscal years ended March 31, 2006, 2007 and 2008. Also, BTMU and MUTB made loans to BSPC to fund its purchases of marketable equity securities. Such loans to BSPC, which are guaranteed by the Japanese government, amounted to ¥273,100 million and nil at March 31, 2007 and 2008, respectively.

The MUFG Group accounts for the transfers of marketable equity securities to the General Account, if any, as secured borrowings. With respect to the transfers of marketable equity securities to the Special Account with the requirement of subordinated contributions, if the fair value of the securities sold to the Special Account is greater than 10% of the fair value of all securities held by the Special Account, the MUFG Group accounts for the subordinated contributions as a partial retained interest in the sale. For all periods presented, the MUFG Group had no sales of securities whose fair value was greater than 10% of the fair value of all securities held by the Special Account. For the fiscal years ended March 31, 2006, 2007 and 2008, the MUFG Group recognized gains of ¥769 million, nil and nil, respectively, on the sales of marketable equity securities to the Special Account. In September 2006, BSPC ceased purchasing marketable equity securities from banks.

Debt-for-equity Swap

The MUFG Group restructured certain debt by entering into debt-for-equity swap transactions. As a result of these debt-for-equity swap transactions, the MUFG Group’s loans to some borrowers, under standard terms available to similarly situated corporate borrowers, were effectively converted into equity interests in the borrowers, often in the form of preferred shares. The aggregate carrying amounts of debt swapped for equity, net of allowance, for the fiscal years ended March 31, 2006, 2007 and 2008 were ¥240 million, nil and nil, respectively. Such loans were often identified as impaired and, accordingly, the debt-for-equity swap transactions did not materially affect the MUFG Group’s results of operations for the fiscal years ended March 31, 2006, 2007 and 2008.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    LOANS

Loans at March 31, 2007 and 2008, by domicile and type of industry of borrowers are summarized below:

Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan.

	2007(4)	2008
	(in millions)
Domestic(1):
Manufacturing	¥10,988,248	¥11,322,092
Construction	1,843,033	1,759,436
Real estate	8,307,407	8,247,964
Services	7,069,095	6,707,417
Wholesale and retail	9,430,037	9,436,939
Banks and other financial institutions(2)	4,484,294	4,825,368
Communication and information services	1,170,036	1,152,727
Other industries	10,264,718	10,412,330
Consumer	23,817,981	23,908,589

Total domestic	77,374,849	77,772,862

Foreign:
Governments and official institutions	374,157	316,761
Banks and other financial institutions(2)	1,694,951	2,100,057
Commercial and industrial	13,468,916	16,188,426
Other	2,460,884	2,708,049

Total foreign	17,998,908	21,313,293

Unearned income, unamortized premiums—net and deferred loan fees—net	(50,913)	(84,076)

Total(3)	¥95,322,844	¥99,002,079

Notes:

(1)	Since the credit administration system was upgraded, a precise breakdown of the balance of consumer loans by the type of proprietor business became available. As a result, the consumer balances at March 31, 2007 and 2008 do not include those loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. The balances at March 31, 2007 were reclassified accordingly.
(2)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category.

Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.

(3)	The above table includes loans held for sale of ¥113,580 million and ¥505,626 million at March 31, 2007 and 2008, respectively, which are carried at the lower of cost or estimated fair value.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	Classification of loans by industry at March 31, 2007 has been restated as follows:

	As previously reported	As restated
	(in millions)
Domestic:
Manufacturing	¥10,988,248	¥10,988,248
Construction	1,843,033	1,843,033
Real estate	8,291,493	8,307,407
Services	7,054,058	7,069,095
Wholesale and retail	9,430,335	9,430,037
Banks and other financial institutions	4,396,455	4,484,294
Communication and information services	1,134,493	1,170,036
Other industries	10,416,743	10,264,718
Consumer	23,893,621	23,817,981

Total domestic	77,448,479	77,374,849

Foreign:
Governments and official institutions	374,157	374,157
Banks and other financial institutions	1,529,447	1,694,951
Commercial and industrial	13,498,030	13,468,916
Other	2,523,644	2,460,884

Total foreign	17,925,278	17,998,908

Unearned income, unamortized premiums-net and deferred loan fees-net	(50,913)	(50,913)

Total	¥95,322,844	¥95,322,844

Substantially all domestic loans are made under agreements which, as is customary in Japan, provide that a bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantees with respect to the loans, and that the bank may treat any collateral, whether furnished as security for loans or otherwise, as collateral for all indebtedness to the bank. At March 31, 2007 and 2008, such collateralized loans originated by the MUFG Group, which were principally collateralized by real estate, marketable securities and accounts receivable, amounted to ¥27,703,501 million and ¥28,073,672 million, respectively, which represented 36% and 36%, respectively, of the total domestic loans at March 31, 2007 and 2008.

Nonaccrual and restructured loans were ¥1,677,030 million and ¥1,661,720 million at March 31, 2007 and 2008, respectively. Had interest on these loans been accrued pursuant to the original terms, gross interest income on such loans for the fiscal years ended March 31, 2007 and 2008 would have been approximately ¥93.9 billion and ¥92.6 billion, respectively, of which approximately ¥68.1 billion and ¥68.0 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of operations. Accruing loans contractually past due 90 days or more were ¥22,470 million and ¥17,952 million at March 31, 2007 and 2008, respectively.

The MUFG Group provided commitments to extend credit to customers with restructured loans. The amounts of such commitments were ¥20,473 million and ¥16,897 million at March 31, 2007 and 2008, respectively. See Note 25 for further discussion of commitments to extend credit.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2007 and 2008 is shown below:

	2007		2008
	Recorded loan balance	Impairment allowance	Recorded loan balance	Impairment allowance
	(in millions)
Requiring an impairment allowance	¥1,118,929	¥569,685	¥1,131,739	¥563,285
Not requiring an impairment allowance(1)	263,031	—	311,813	—

Total(2)	¥1,381,960	¥569,685	¥1,443,552	¥563,285

Notes:

(1)	These loans do not require an allowance for credit losses under SFAS No. 114 since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥755 million and ¥11,911 million at March 31, 2007 and 2008, respectively.

The average recorded investments in impaired loans were approximately ¥1,244 billion, ¥1,395 billion and ¥1,397 billion, respectively, for the fiscal years ended March 31, 2006, 2007 and 2008.

For the fiscal years ended March 31, 2006, 2007 and 2008, the MUFG Group recognized interest income of approximately ¥25.8 billion, ¥36.0 billion and ¥48.3 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal was certain; otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

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

	2007	2008
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥41,986	¥38,703
Cash flows expected to be collected at acquisitions	4,195	6,680
Fair value of loans at acquisitions	3,266	6,099

Accretable yield for loans within the scope of SOP 03-3:
Balance at beginning of fiscal year	¥260,959	¥184,448
Additions	929	581
Accretion	(103,127)	(86,346)
Disposals	(939)	(4,521)
Reclassifications from nonaccretable difference	26,626	27,901

Balance at end of fiscal year	¥184,448	¥122,063

Loans within the scope of SOP 03-3:
Outstanding balance, beginning of fiscal year	¥2,139,043	¥1,224,057
Outstanding balance, end of fiscal year	1,224,057	879,762
Carrying amount, beginning of fiscal year	898,764	455,906
Carrying amount, end of fiscal year	455,906	287,322

Nonaccruing loans within the scope of SOP 03-3:
Carrying amount at acquisition date during fiscal year	¥786	¥2,137
Carrying amount at end of fiscal year	158,065	95,794

Provisions within the scope of SOP 03-3:
Balance of allowance for loan losses at beginning of fiscal year	¥27,175	¥12,391
Additional provisions during fiscal year	50,369	35,952
Reductions of allowance during fiscal year	20,326	6,668
Balance of allowance for loan losses at end of fiscal year	12,391	19,779

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2007 and 2008, the components of the investment in direct financing leases were as follows:

	2007	2008
	(in millions)
Minimum lease payment receivable	¥982,689	¥970,477
Estimated residual values of leased property	41,949	44,048
Less—unearned income	(73,637)	(73,184)

Net investment in direct financing leases	¥951,001	¥941,341

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2008 were as follows:

Direct financing leases
(in millions)
Fiscal year ending March 31:
2009	¥301,675
2010	244,968
2011	179,021
2012	123,559
2013	58,448
2014 and thereafter	62,806

Total minimum lease payment receivables	¥970,477

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

Financial institutions, including the MUFG Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the MUFG Group made loans of ¥407,078 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. On October 1, 2005, the MUFG Group acquired, at fair value, loans of the UFJ Holdings Group to HLAC in connection with the merger with UFJ Holdings. During the fiscal years ended March 31, 2007 and 2008, certain of these loans were repaid before maturity. At March 31, 2007 and 2008, outstanding loans to HLAC were ¥232,174 million and ¥210,148 million, respectively.

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The MUFG Group made non-interest-earning deposits of ¥176,089 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. The deposit balances as of March 31, 2007 and 2008, which are included in Other assets,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were ¥358,344 million and ¥365,146 million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of HLAC.

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

Sales of Loans

The MUFG Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. In order to improve its loan quality, BTMU and MUTB actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third party purchasers without any continuing involvement. Management of BTMU and MUTB generally decide on approvals for disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. The net gains on the sales of loans were ¥47,083 million, ¥31,243 million and ¥14,771 million for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.

Loan Securitization

The MUFG Group had no significant transfers of loans in securitization transactions accounted for as sales for the fiscal years ended March 31, 2006, 2007 and 2008, and did not retain any significant interests associated with loans transferred in securitizations at March 31, 2008.

Related Party Loans

In some cases, the banking subsidiaries of MUFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2007 and 2008, outstanding loans to such related parties were not significant.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2006, 2007 and 2008, there were no loans to related parties that were charged-off. Additionally, at March 31, 2007 and 2008, there were no loans to related parties that were impaired.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the fiscal years ended March 31, 2006, 2007 and 2008 are shown below:

	2006	2007	2008
	(in millions)
Balance at beginning of fiscal year	¥739,872	¥1,012,227	¥1,112,453
Additions resulting from the merger with UFJ Holdings(1)	287,516	—	—
Provision for credit losses	110,167	358,603	385,740
Charge-offs	164,733	303,114	386,484
Less—Recoveries	28,598	40,419	30,592

Net charge-offs	136,135	262,695	355,892
Others(2)	10,807	4,318	(7,361)

Balance at end of fiscal year	¥1,012,227	¥1,112,453	¥1,134,940

Notes:

(1)	Additions resulting from the merger with UFJ Holdings represent the allowance for credit losses for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others principally include foreign exchange translation adjustments.

As explained in Note 7, nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include the decrease in the allowance for credit losses due to loan disposal activity amounting to ¥25.9 billion, ¥4.6 billion and ¥5.9 billion for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.

9.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2007 and 2008 consisted of the following:

	2007	2008
	(in millions)
Land	¥449,283	¥430,968
Buildings	551,188	585,196
Equipment and furniture	618,513	639,228
Leasehold improvements	346,254	355,484
Construction in progress	12,556	6,679

Total	1,977,794	2,017,555
Less accumulated depreciation	830,283	941,749

Premises and equipment—net	¥1,147,511	¥1,075,806

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥131,709 million and ¥124,433 million at March 31, 2007 and 2008, respectively. Accumulated depreciation on such capitalized leases at March 31, 2007 and 2008 amounted to ¥62,319 million and ¥72,176 million, respectively.

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

BTMU has entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for their business operations, including bank branches. BTMU either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, BTMU was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the consolidated balance sheets and depreciated. The financing obligation at March 31, 2007 and 2008 were ¥46,270 million and ¥74,954 million, respectively.

For the fiscal years ended March 31, 2006, 2007 and 2008, the MUFG Group recognized ¥7,201 million, ¥12,602 million and ¥4,732 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of carrying amount is doubtful. In addition, ¥1,941 million, ¥319 million and ¥60 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the changes in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2007 and 2008:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Total
		Domestic	Overseas			Total
(in millions)			Other than UNBC	UNBC	Overseas Total
Fiscal year ended March 31, 2007:
Balance at March 31, 2006	¥741,006	¥852,558	¥148,613	¥76,944	¥225,557	¥1,078,115	¥22,527	¥2,300	¥1,843,948
Goodwill acquired during the fiscal year	—	5,111	—	12,021	12,021	17,132	—	—	17,132
Reduction due to elimination of valuation allowance for deferred tax assets	(9,010)	(2,458)	(548)	—	(548)	(3,006)	—	—	(12,016)
Foreign currency translation adjustments and other	(5,790)	(786)	—	2,321	2,321	1,535	—	—	(4,255)

Balance at March 31, 2007	¥726,206	¥854,425	¥148,065	¥91,286	¥239,351	¥1,093,776	¥22,527	¥2,300	¥1,844,809

Fiscal year ended March 31, 2008:
Balance at March 31, 2007	¥726,206	¥854,425	¥148,065	¥91,286	¥239,351	¥1,093,776	¥22,527	¥2,300	¥1,844,809
Goodwill acquired during the fiscal year	108,982	25,169	—	1,578	1,578	26,747	—	—	135,729
Impairment loss	(10,154)	(883,567)	—	—	—	(883,567)	—	—	(893,721)
Reduction due to elimination of valuation allowance for deferred tax assets	(8,694)	(2,990)	—	—	—	(2,990)	—	—	(11,684)
Foreign currency translation adjustments and other	(11,839)	6,963	3,606	274	3,880	10,843	—	—	(996)

Balance at March 31, 2008	¥804,501	¥—	¥151,671	¥93,138	¥244,809	¥244,809	¥22,527	¥2,300	¥1,074,137

Notes:

(1)	See Note 29 for the business segment information of the MUFG Group.
(2)	See Note 2 and 4 for the goodwill acquired in connection with various acquisitions.

There was no impairment of goodwill for the fiscal year ended March 31, 2007. For the fiscal year ended March 31, 2008, a goodwill impairment loss of ¥893,721 million was recognized. The reporting units for which an impairment loss was recognized are as follows:

Business Segment	Reporting Unit	Impairment loss
		(in millions)
Integrated Retail Banking Business Group	MUS-Retail	¥10,154
Integrated Corporate Banking Business Group—Domestic	BTMU-Corporate	828,786
Integrated Corporate Banking Business Group—Domestic	MUTB-Real Estate	14,950
Integrated Corporate Banking Business Group—Domestic	MUS-Corporate	39,831

		¥893,721

The Integrated Retail Banking Business Group covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. The securities businesses of MUS recognized an impairment loss. The Integrated Corporate Banking Business Group-Domestic covers all domestic corporate businesses,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

including commercial/investment banking, trust banking and securities businesses. The commercial/investment banking of BTMU, the trust real estate banking of MUTB and the securities businesses of MUS recognized impairment losses.

The reason for the impairment was mainly due to the recent global financial market instability that negatively affected the fair value of our reporting units for the purpose of our annual impairment testing. The fair value of the reporting unit was estimated using the expected present value of future cash flow.

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2007 and 2008:

	2007			2008
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥922,271	¥407,592	¥514,679	¥1,117,276	¥533,887	¥583,389
Core deposit intangibles	599,907	134,191	465,716	597,967	204,479	393,488
Customer relationships	238,763	44,838	193,925	259,795	71,247	188,548
Trade names	32,982	2,539	30,443	57,467	4,886	52,581
Other	6,247	2,559	3,688	5,048	2,345	2,703

Total	¥1,800,170	¥591,719	1,208,451	¥2,037,553	¥816,844	1,220,709

Intangible assets not subject to amortization:
Indefinite-lived customer relationships			39,400			100,817
Indefinite-lived trade names			6,400			6,192
Other			10,829			11,206

Total			56,629			118,215

Total			¥1,265,080			¥1,338,924

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2008 amounted to ¥353,517 million, which primarily consisted of ¥227,608 million of software, ¥104,913 million of customer relationships and ¥18,601 million of trade names. The weighted average amortization periods for these assets are 5 years, 15 years and 39 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2008 amounted to ¥67,789 million, which primarily consisted of ¥61,417 million of customer relationships.

For the fiscal years ended March 31, 2006, 2007 and 2008, the MUFG Group recognized ¥251 million, ¥184,760 million and ¥78,679 million, respectively, of impairment losses for intangible assets whose carrying amount exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, the estimated value based on appraisal, or the discounted expected future cash flows.

The impairment loss for the fiscal year ended March 31, 2006 primarily consisted of leasehold and telephone subscription rights not subject to amortization. The impairment loss for the fiscal year ended March 31, 2007 included a loss of ¥183,959 million relating to customer relationships and trade names in the Integrated

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retail Banking Business Group, which were both subject to and not subject to amortization. These intangible assets were initially valued based on discounted expected future cash flows. The future cash flows were negatively revised due to the adverse change in the business environment for consumer finance companies attributable to an ensuring action toward legal revisions of consumer lending law to lower the interest rate permissible on consumer loans and, accordingly, the MUFG Group reevaluated these intangible assets and recognized impairment losses. The impairment loss for the fiscal year ended March 31, 2008 included a loss of ¥77,107 million relating to customer relationships in the Integrated Retail Banking Business Group and Integrated Corporate Banking Business Group—Domestic, which were subject to amortization. These intangible assets were valued based on discounted expected future cash flows. Estimated future cash flows were revised downwards due to the recent global financial market instability. Accordingly, the MUFG Group reevaluated these intangible assets and recognized impairment losses.

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2009	¥256,003
2010	204,012
2011	176,222
2012	144,611
2013	107,857

11.    INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2006, 2007 and 2008 was as follows:

	2006(1)	2007(1)	2008
	(in millions)
Current:
Domestic	¥41,279	¥67,470	¥41,437
Foreign	56,933	50,363	65,355

Total	98,212	117,833	106,792

Deferred:
Domestic	65,316	420,204	470,859
Foreign	1,945	14,789	(24,606)

Total	67,261	434,993	446,253

Income tax expense from continuing operations	165,473	552,826	553,045
Income tax expense (benefit) from discontinued operations	8,077	(734)	(69)
Income tax benefit from cumulative effect of a change in accounting principle	(6,605)	—	—
Income tax expense (benefit) reported in shareholders’ equity relating to:
Investment securities available for sale	877,198	207,652	(915,001)
Derivatives qualifying for cash flow hedges	(1,065)	(158)	1,672
Minimum pension liability adjustments	92,890	(1,019)	—
Pension liability adjustments	—	—	(33,249)
Foreign currency translation adjustments	6,786	343	(31,675)

Total	975,809	206,818	(978,253)

Total	¥1,142,754	¥758,910	¥(425,277)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2006 and 2007 have been restated as follows:

	As previously reported		As restated
	2006	2007	2006	2007
	(in millions)		(in millions)
Deferred:
Domestic	¥70,942	¥430,577	¥65,316	¥420,204
Foreign	(3,681)	4,416	1,945	14,789

Total	¥67,261	¥434,993	¥67,261	¥434,993

Reconciliation of Effective Income Tax Rate

Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 40.6% for the fiscal years ended March 31, 2006, 2007 and 2008. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of operations to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.7	0.2	24.9
Dividends from foreign subsidiaries	1.6	0.9	101.8
Foreign tax credit and payments	1.4	0.8	10.2
Lower tax rates applicable to income of subsidiaries	(6.9)	(0.5)	(79.0)
Minority interests	9.5	0.6	143.7
Change in valuation allowance	0.2	7.2	1,400.7
Realization of previously unrecognized tax effects of subsidiaries	(16.5)	—	(5.0)
Nontaxable dividends received	(1.7)	(1.4)	(152.3)
Tax expense on capital transactions by a subsidiary	4.4	—	—
Impairment of goodwill	—	—	2,937.4
Undistributed earnings of subsidiaries	2.2	0.9	36.3
Other—net	(4.3)	(0.6)	17.0

Effective income tax rate	31.2%	48.7%	4,476.3%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2007 and 2008 were as follows:

	2007	2008
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥643,011	¥678,935
Operating loss carryforwards	1,347,053	1,059,865
Loans	64,676	28,053
Accrued liabilities and other	359,761	364,009
Premises and equipment, including sale-and-leaseback transactions	105,622	142,861
Derivative financial instruments	135,907	38,068
Valuation allowance(1)	(509,463)	(704,072)

Total deferred tax assets	2,146,567	1,607,719

Deferred tax liabilities:
Investment securities	1,298,266	287,442
Intangible assets	296,744	299,876
Lease transactions	63,489	54,747
Accrued severance indemnities and pension plans	96,225	107,543
Other	76,234	72,648

Total deferred tax liabilities	1,830,958	822,256

Net deferred tax assets	¥315,609	¥785,463

Note:

(1)	At March 31, 2007 and 2008, ¥317 billion and ¥321 billion, respectively, of the valuation allowance related to gross deferred tax assets was attributable to the merger with UFJ Holdings and to the acquisition of noncontrolling interest of Mitsubishi UFJ NICOS and MUS. Future recognition, if occurring prior to the adoption of SFAS No. 141R, of the tax attributes associated with these gross deferred tax assets would result in MUFG’s share of tax benefits being allocated first to reduce goodwill, second to reduce other noncurrent intangible assets acquired, and then to reduce income tax expenses. For the fiscal year ended March 31, 2007 and 2008, the tax benefit of ¥12 billion and ¥12 billion, respectively, attributed to the merger or the acquisition was recognized by eliminating the valuation allowance and was applied to reduce goodwill.

The valuation allowance was provided primarily against deferred tax assets recorded at the MUFG Group’s domestic subsidiaries with operating loss carryforwards. The amount of the valuation allowance is determined based on a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2007 and 2008 to the extent that it is more likely than not that they will not be realized. The net changes in the valuation allowance for deferred tax assets were an increase of ¥77,844 million and ¥194,609 million for the fiscal years ended March 31, 2007 and 2008, respectively. The increase for the fiscal year ended March 31, 2007 primarily reflected the addition of valuation allowances for certain companies including a subsidiary in the consumer finance business due to the decline of their forecasted operating results and estimated future taxable income, and an increase in their deductible temporary differences. The increase for the fiscal year ended March 31, 2008 primarily reflected the addition of valuation allowance related to operating loss carryforwards that were no longer deemed to be “more likely than not” to be realized, due to a decline in estimated future taxable income resulting from the downturn in financial and banking businesses caused by disruptions in the global financial markets.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2008, such undistributed earnings of foreign subsidiaries amounted to approximately ¥440 billion. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither plans nor the intention to dispose of investments in foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize its foreign subsidiaries’ undistributed earnings.

Operating Loss and Tax Credit Carryforwards

At March 31, 2008, the MUFG Group had operating loss carryforwards of ¥2,581,743 million and tax credit carryforwards of ¥1,012 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2009	¥36,292	¥—
2010	818,156	—
2011	210,127	—
2012	1,031,830	—
2013	239,958	—
2014	44,869	—
2015 and thereafter	159,436	—
No definite expiration date	41,075	1,012

Total	¥2,581,743	¥1,012

Uncertainty in Income Tax

The MUFG Group adopted the provisions of FIN No. 48 on April 1, 2007. As a result, the MUFG Group recognized the liability of ¥13,559 million, including interest and penalties, for uncertain tax benefits, which resulted in a decrease to retained earnings by ¥4,091 million. The following is a roll-forward of the MUFG Group’s FIN No. 48 unrecognized tax benefits for the fiscal year ended March 31, 2008:

2008
(in millions)
Balances at beginning of fiscal year	¥34,969
Net amount of increases for current year’s tax positions	14,764
Gross amount of increases for prior years’ tax positions	4,202
Gross amount of decreases for prior years’ tax positions	(3,861)
Net amount of changes relating to settlements with tax authorities	179
Decreases due to lapse of applicable statutes of limitations	(1,291)
Foreign exchange translation	(4,198)

Balances at end of fiscal year	¥44,764

Total amount of unrecognized tax benefits at March 31, 2008 that, if recognized, would affect the effective tax rate is ¥11,013 million. The remainder of the uncertain tax positions has offsetting amounts in other jurisdictions or are temporary differences.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group classifies accrued interest and penalties, if applicable, related to income taxes as Income tax expenses. Interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Accrued and other liabilities. The following is a roll-forward of the interest and penalties recognized in the consolidated financial statements for the fiscal year ended March 31, 2008:

2008
(in millions)
Total interest and penalties in the consolidated balance sheet at April 1, 2007	¥3,540
Total interest and penalties in the consolidated statements of operations	1,532
Total cash settlements and foreign exchange translation	(1,025)

Total interest and penalties in the consolidated balance sheet at March 31, 2008	¥4,047

The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2008
United States—Federal	1994 and forward
United States—California	2003 and forward

The U.S. Federal income tax returns of a certain affiliate for the years 1994 to 2001 have been examined by the Internal Revenue Service (“IRS”) and are currently being appealed. It is reasonably possible that the case will be settled by accepting a settlement offer during the next 12 months. As a result, the total amounts of unrecognized tax benefits may decrease by up to ¥2,061 million and the related accrued interest and penalties may decrease by up to ¥2,352 million. The federal income tax returns for the years 2002 and 2003 are currently under examination.

In addition, it is reasonably possible that the statute of limitations pertaining to tax positions taken by other certain affiliate with respect to the state income taxes in the United States may lapse. As a result, the total amounts of unrecognized tax benefits may decrease by up to ¥1,689 million. Should this decrease occur, the net impact on income tax expense, including interest, would be up to ¥1,370 million.

The MUFG Group does not anticipate any other material increases or decreases to unrecognized tax benefits within the next 12 months. However, the MUFG Group is under continuous examinations by the tax authorities in various domestic and foreign jurisdictions and many of these examinations are resolved every year. Therefore, the MUFG Group’s estimate of unrecognized tax benefits is subject to change based on new developments and information.

Income from Continuing Operations before Income Tax Expense

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle by jurisdiction for the fiscal years ended March 31, 2006, 2007 and 2008 was as follows:

	2006(1)	2007(1)	2008
	(in millions)
Domestic income (loss)	¥332,712	¥894,685	¥(164,500)
Foreign income	196,961	240,246	176,855

Total	¥529,673	¥1,134,931	¥12,355

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	Income from continuing operations before income tax expense for the fiscal years ended March 31, 2006 and 2007 have been restated as follows:

	As previously reported		As restated
	2006	2007	2006	2007
	(in millions)		(in millions)
Domestic income	¥346,567	¥920,235	¥332,712	¥894,685
Foreign income	183,106	214,696	196,961	240,246

Total	¥529,673	¥1,134,931	¥529,673	¥1,134,931

12.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2008, assets mortgaged, pledged, or otherwise subject to lien were as follows:

(in millions)
Trading account securities	¥5,082,447
Investment securities	8,583,704
Loans	5,326,036
Other	118,660

Total	¥19,110,847

The above pledged assets were classified by type of liabilities to which they related as follows:

(in millions)
Deposits	¥477,749
Call money and funds purchased	640,827
Payables under repurchase agreements and securities lending transactions	10,486,728
Other short-term borrowings and long-term debt	7,505,413
Other	130

Total	¥19,110,847

In addition, at March 31, 2008, loans and certain investment securities, principally Japanese national government and Japanese government agency bonds, and other assets aggregating ¥11,645,784 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

Under Japanese law, Japanese banks are required to maintain certain minimum reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2007 and 2008, the reserve funds maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥1,059,151 million and ¥2,359,024 million, respectively. Average reserves during the fiscal years ended March 31, 2007 and 2008 were ¥1,651,564 million and ¥1,565,247 million, respectively.

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

Secured parties, including creditors and counterparties to certain transactions with the MUFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2008, the MUFG Group pledged ¥15,080 billion of assets that may not be sold or repledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2007 and 2008, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was approximately ¥19,454 billion and ¥25,966 billion, respectively, of which approximately ¥7,105 billion and ¥10,228 billion, respectively, was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the MUFG Group does not dispose of before the counterparties’ default in accordance with the customary practice within the Japanese banking industry.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$100 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2008) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were ¥24,164,922 million and ¥10,797,947 million, respectively, at March 31, 2007, and ¥26,665,839 million and ¥12,687,960 million, respectively, at March 31, 2008.

The maturity information at March 31, 2008 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥36,390,670	¥12,736,266
Due after one year through two years	5,835,194	102,231
Due after two years through three years	3,378,509	37,826
Due after three years through four years	946,854	88,784
Due after four years through five years	700,210	15,927
Due after five years	113,767	34,489

Total	¥47,365,204	¥13,015,523

14.    CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
	(in millions, except percentages)
Average balance during the fiscal year:
Call money and funds purchased	¥2,566,249	¥2,787,474	¥3,426,605
Call loans and funds sold	1,313,166	971,791	990,473

Net funds purchased position	¥1,253,083	¥1,815,683	¥2,436,132

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥2,273,754	¥2,544,637	¥2,288,720
Principal range of maturities	1 day to 30 days	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.51%	2.33%	1.71%
Maximum balance at any month-end during the fiscal year	¥3,623,400	¥3,078,633	¥4,081,646
Weighted average interest rate paid during the fiscal year	0.29%	1.00%	1.32%

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

However, excess cash funds of individual trust accounts are often placed with MUTB which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions for the fiscal years ended March 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
	(in millions, except percentages)
Average balance outstanding during the fiscal year	¥2,099,745	¥1,981,427	¥1,653,717
Maximum balance at any month-end during the fiscal year	3,438,160	2,229,225	2,171,467
Weighted average interest rate during the fiscal year	0.24%	0.30%	0.48%

16.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2007 and 2008, the MUFG Group had unused lines of credit for short-term financing amounting to ¥8,567,233 million and ¥9,668,470 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2007 and 2008 were comprised of the following:

	2007	2008
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,485,748	¥1,710,156
Borrowing from the Bank of Japan	1,911,000	2,037,400
Borrowings from other financial institutions	271,885	202,167
Other	74,781	15,927

Total domestic offices	3,743,414	3,965,650

Foreign offices:
Commercial paper	1,658,420	1,380,037
Other	332,779	671,517

Total foreign offices	1,991,199	2,051,554

Total	5,734,613	6,017,204
Less unamortized discount	140	311

Other short-term borrowings—net	¥5,734,473	¥6,016,893

Weighted average interest rate on outstanding balance at end of fiscal year	2.17%	1.82%

A summary of other short-term borrowing transactions for the fiscal years ended March 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
	(in millions, except percentages)
Average balance outstanding during the fiscal year	¥11,828,663	¥7,566,200	¥5,729,422
Maximum balance at any month-end during the fiscal year	16,059,642	8,549,745	6,802,404
Weighted average interest rate during the fiscal year	0.54%	1.44%	2.17%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2007 and 2008 was comprised of the following:

	2007	2008
	(in millions)
MUFG:
Unsubordinated debt:
Fixed rate bonds, payable in Japanese yen, due 2008-2011, principally 0.31%-1.21%	¥641,600	¥549,900
Floating rate bonds, payable in Japanese yen, due 2008, principally 2.18%	25,000	—
Subordinated debt:
Floating rate borrowings, payable in Japanese yen, no stated maturity, principally 2.42%-3.58%	23,808	17,710
Floating rate borrowings, payable in United States dollars, no stated maturity, principally 6.25%	590	501
Floating rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	1,574	1,582
Floating rate borrowings, payable in Great Britain pound, no stated maturity, principally 6.20%	695	600

Total	693,267	570,293

BTMU:
Obligations under capital leases	¥154,004	¥119,166
Obligation under sale-and-leaseback transactions	46,270	57,925
Unsubordinated debt(3):
Fixed rate bonds, payable in Japanese yen, due 2008-2027, principally 0.36%-2.69%	2,085,078	1,801,293
Fixed rate borrowings, payable in Japanese yen, due 2008-2028, principally 0.25%-7.30%(1)	66,841	46,884
Fixed rate borrowings, payable in United States dollars, due 2009-2018, principally 6.37%-7.49%	13,813	7,029
Fixed rate borrowings, payable in Thai baht, due 2009-2013, principally 4.10%-5.65%	6,056	4,675
Adjustable rate borrowings, payable in United States dollars, due 2007-2011, principally 4.24%-4.72%	1,023	—
Floating rate bonds, payable in Japanese yen, due 2014, principally 1.38%	—	20,000
Floating rate borrowings, payable in Japanese yen, due 2009-2017, principally 0.98%-3.37%	—	14,336
Floating rate borrowings, payable in United States dollars, due 2008, principally 4.90%	82,635	30,057
Floating rate borrowings, payable in Philippine peso, due 2009, principally 8.82%	591	552
Floating rate borrowings, payable in Thai baht, due 2008-2009, principally 2.78%-2.90%	420	894

Total	2,256,457	1,925,720
Subordinated debt(3):
Fixed rate bonds, payable in Japanese yen, due 2010-2022, principally 1.13%-2.39%	625,532	677,942
Fixed rate bonds, payable in United States dollars, due 2010-2011, principally 7.40%-8.40%	490,165	408,268
Fixed rate borrowings, payable in Japanese yen, due 2009-2035, principally 1.40%-3.98%	571,576	463,676
Fixed rate borrowings, payable in United States dollars, due 2008-2013, principally 6.76%-8.76%	434,057	354,916
Adjustable rate bonds, payable in Japanese yen, due 2012, principally 1.46%	1,000	—
Adjustable rate borrowings, payable in Japanese yen, due 2008-2021, principally 0.69%-2.01%	197,800	127,800
Floating rate bonds, payable in Euro, due 2015, principally 3.50%	157,330	158,190
Floating rate bonds, payable in Japanese yen, due 2013, principally 1.32%	11,000	—
Floating rate borrowings, payable in Japanese yen, due 2008-2028, principally 1.04%-4.01%(1)	1,371,512	1,590,711
Floating rate borrowings, payable in United States dollars, due 2008-2017, principally 3.03%-8.98%	647,858	609,957
Floating rate borrowings, payable in Euro, due 2015-2017, principally 4.72%-5.27%	332,753	350,391
Floating rate borrowings, payable in Great Britain pound, due 2017, principally 6.10%-6.20%	194,653	168,092

Total	5,035,236	4,909,943
Obligations under loan securitization transaction accounted for as secured borrowings, due 2008-2044, principally 0.53%-7.28%	3,124,432	3,117,626

Total	10,616,399	10,130,380

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2007	2008
	(in millions)
MUTB:
Obligations under capital leases	¥954	¥572
Unsubordinated debt(3):
Fixed rate borrowings, payable in Japanese yen, due 2008-2017, principally 0.25%-2.10%(1)	71,295	71,244
Adjustable rate borrowings, payable in Japanese yen, due 2014-2015, principally 0.75%-1.25%(1)	3,000	6,500
Floating rate borrowings, payable in Japanese yen, due 2012-2027, principally 0.10%-3.70%(1)	1,000	8,749
Floating rate borrowings, payable in United States dollars, due 2007, principally 5.33%(1)	1,771	—
Subordinated debt(3):
Fixed rate bonds , payable in Japanese yen, due 2008-2014, principally 1.95%-4.00%	59,189	59,911
Fixed rate borrowings, payable in Japanese yen, due 2008-2017, principally 0.92%-4.00%	114,516	108,374
Adjustable rate bonds, payable in Japanese yen, due 2013-2018, principally 0.86%-2.45%	144,700	129,500
Adjustable rate borrowings, payable in Japanese yen, due 2012-2020, principally 1.56%-3.35%	26,300	17,000
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 3.15%	1,400	1,400
Perpetual Bonds payable in Japanese yen, principally 1.16%-2.17%	94,700	74,000
Obligations under loan securitization transaction accounted for as secured borrowings, due 2008-2015 principally 0.42%-7.80%	158,971	178,008

Total	677,796	655,258

Other subsidiaries:
Unsubordinated debt(3):
0.25% Convertible Bonds due 2014, payable in Japanese yen(2)	¥49,657	¥—
Fixed rate bonds and notes, payable in Japanese yen, due 2008-2037, principally 0.00%-19.50%(1)	768,727	583,249
Fixed rate bonds and notes, payable in United States dollars, due 2008-2037, principally 0.00%-6.94%	25,108	12,718
Fixed rate bonds and notes, payable in Euro, due 2008, principally 1.55%	358	120
Fixed rate bonds and notes, payable in Australian dollars, due 2037, principally 0.00%-0.50%	—	564
Fixed rate bonds and notes, payable in Brazil real, due 2009, principally 4.92%(1)	456	—
Fixed rate bonds and notes, payable in Chinese yuen, due 2011, principally 4.70%	—	357
Fixed rate bonds and notes, payable in Indonesian rupiah, due 2008-2010, principally 8.50%-9.75%	665	2,057
Fixed rate bonds and notes, payable in Thai baht, due 2008-2012, principally 1.24%-5.14%	769	1,264
Adjustable rate bonds and notes, payable in United States dollars, due 2011-2012, principally 4.78%-8.77%(1)	5,285	4,303
Floating rate bonds and notes, payable in Japanese yen, due 2008-2038, principally 0.00%-20.00%(1)	867,395	1,167,936
Floating rate bonds and notes, payable in United States dollars, due 2008-2037, principally 0.00%-10.08%	26,077	109,026
Floating rate bonds and notes, payable in Euro, due 2009-2014, principally 0.00%-4.08%	2,009	2,081
Floating rate bonds and notes, payable in Australian dollars, due 2037, principally 0.00%	—	528
Floating rate bonds and notes, payable in Brazil real, due 2009, principally 4.92%(1)	561	395
Floating rate bonds and notes, payable in China yuen, due 2011, principally 8.00%	1,158	1,186
Floating rate bonds and notes, payable in Hong Kong dollars, due 2007-2010, principally 0.75%-5.83%	4,415	—
Floating rate bonds and notes, payable in Indonesian Rupiah, due 2007-2008, principally 5.33%-11.67%	3,240	—
Obligations under capital leases and other miscellaneous debt	34,554	31,049
Other institutions, due 2008-2035, principally 1.64%-3.58%	13,194	7,137

Total	1,803,628	1,923,970
Subordinated debt:
Fixed rate bonds and notes, payable in Japanese yen, due 2009-2017, principally 0.69%-1.97%(1)	44,118	72,468
Fixed rate bonds and notes, payable in United States dollars, due 2009-2030, principally 4.70%-10.88%	140,829	136,564
Floating rate bonds and notes, payable in Japanese yen, due 2008-2014, principally 1.06%-2.80%(1)	180,253	121,500
Floating rate bonds and notes, payable in United States dollars, due 2009-2010, principally 4.70%-5.90%	1,770	—
Other miscellaneous debt(1)	158	207

Total	367,128	330,739
Obligations under loan securitization transaction accounted for as secured borrowings, due 2008-2013, principally 0.42%-7.29%	231,712	64,610

Total	2,402,468	2,319,319

Total	¥14,389,930	¥13,675,250

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Starting from March 31, 2008, the category of “Insurance companies” is no longer stated separately. The balances as of March 31, 2007 were adjusted accordingly.
(2)	0.25% convertible bond due 2014 was convertible into common stock of MUS. On May 25, 2007, it was redeemed by MUS.
(3)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.

BTMU, MUTB and certain other subsidiaries entered into interest rate and currency swaps for certain debt in order to manage exposure to interest rate and currency exchange rate movements. As a result of these swap arrangements, the effective interest rates may differ from the coupon rates reflected in the above table. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2007 and 2008. Certain interest rates are determined by formulas and may be subject to certain minimum and maximum rates. Floating and adjustable rate debt agreements may provide for interest rate floors to prevent negative interest payments (i.e., receipts).

Certain debt agreements permit BTMU, MUTB and some other subsidiaries to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

The following is a summary of maturities of long-term debt subsequent to March 31, 2008:

	MUFG	BTMU	MUTB	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2009	¥220,000	¥1,415,714	¥45,265	¥548,129	¥2,229,108
2010	100,000	1,009,300	49,822	340,836	1,499,958
2011	229,900	1,461,359	86,419	351,060	2,128,738
2012	—	1,041,901	67,692	108,433	1,218,026
2013	—	711,839	34,884	184,733	931,456
2014 and thereafter	20,393	4,490,267	371,176	786,128	5,667,964

Total	¥570,293	¥10,130,380	¥655,258	¥2,319,319	¥13,675,250

17.    SEVERANCE INDEMNITIES AND PENSION PLANS

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

In accordance with EITF 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, BTMU recognized (1) the difference of ¥103,001 million between the accumulated benefit obligations settled and the assets transferred to the Japanese Government as a government grant for transfer of the substitutional portion of the EPF plan, (2) the proportionate amount of the net unrealized loss of ¥69,257 million for the substitutional portion as settlement loss, and (3) the difference of ¥1,221 million between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion, as gain on derecognition of previously accrued salary progression for the fiscal year ended March 31, 2006.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2006, 2007 and 2008 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2006	2007	2008	2006		2007		2008
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥ 27,545	¥ 41,123	¥ 38,247	¥ 7,170	¥ 799	¥ 7,956	¥ 969	¥7,894	¥1,103
Interest costs on projected benefit obligation	25,319	36,203	36,861	8,942	1,080	10,706	1,234	11,976	1,502
Expected return on plan assets	(37,916)	(71,015)	(72,884)	(12,639)	(1,146)	(16,195)	(1,353)	(18,396)	(1,639)
Amortization of net actuarial loss (gain)	15,700	(1,172)	(5,591)	4,525	328	3,797	530	2,978	500
Amortization of prior service cost	(1,091)	(4,197)	(7,543)	179	(85)	221	(89)	125	(87)
Amortization of net obligation at transition	2,157	2,184	493	4	224	5	237	—	240
Loss (gain) on settlements and curtailment	68,940	(3,569)	(6,282)	—	—	—	—	—	—
Gain on derecognition of previously accrued salary progression	(1,221)	—	—	—	—	—	—	—	—

Net periodic benefit cost	¥ 99,433	¥ (443)	¥ (16,699)	¥ 8,181	¥ 1,200	¥ 6,490	¥ 1,528	¥ 4,577	¥ 1,619

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries				Foreign offices and subsidiaries
	2006		2007	2008	2006		2007		2008
	Pension benefits and SIP		Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	2.17	%(1)	2.12%	2.27%	5.71%	5.76%	5.42%	5.15%	5.87%	6.02%
Discount rates in determining benefit obligation	2.12		2.27	2.07	5.42	5.15	5.87	6.02	5.74	6.01
Rates of increase in future compensation level for determining expense	3.29	(1)	2.95	2.98	4.47	—	4.63	—	4.64	—
Rates of increase in future compensation level for determining benefit obligation	2.95		2.98	3.10	4.63	—	4.64	—	4.51	—
Expected rates of return on plan assets	3.37	(1)	3.36	3.09	8.19	8.25	8.13	8.25	8.04	8.25

Note:

(1)	Weighted-average assumptions used in determining expenses for the fiscal year ended March 31, 2006 in the above table are for the MTFG Group only. These assumptions used for the UFJ Holdings Group, related to expenses recognized since October 1, 2005, were as follows:

2006
Discount rates in determining expense	2.13%
Rates of increase in future compensation level for determining expense	4.60
Expected rates of return on plan assets	2.75

The following tables present the assumed weighted-average other benefits cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits at year-end, and the effect of a one-percentage-point change in the assumed medical benefits cost trend rate:

	UNBC		Other than UNBC
	Years ended December 31,		Years ended December 31,
	2006	2007	2006	2007
Initial trend rate	8.06%	9.36%	7.00%	9.00%
Ultimate trend rate	5.00%	5.00%	5.00%	5.00%
Year the rate reaches the ultimate trend rate	2011	2013	2009	2011

	UNBC		Other than UNBC
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥321	¥(265)	¥139	¥(44)
Effect on postretirement benefit obligation	2,504	(2,126)	527	(338)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2007 and 2008 for the plans of BTMU, MUTB, MUS and other subsidiaries:

	Domestic subsidiaries				Foreign offices and subsidiaries
	2007		2008		2007		2008
	Non-contributory pension benefits and SIP	Contributory pension benefits	Non-contributory pension benefits and SIP	Contributory pension benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,359,293	¥385,715	¥1,324,314	¥358,221	¥198,640	¥22,400	¥214,794	¥24,609
Service cost	35,122	6,001	33,297	4,950	7,956	969	7,894	1,103
Interest cost	27,973	8,230	28,980	7,881	10,706	1,234	11,976	1,502
Plan participants’ contributions	—	1,194	—	1,096	8	304	—	346
Acquisitions	—	—	270	—	—	—	—	—
Amendments	(25,104)	—	(50)	—	33	—	—	—
Actuarial loss (gain)	(16,088)	(31,024)	25,624	22,359	(5,336)	788	154	1,604
Benefits paid	(45,705)	(11,895)	(60,231)	(11,896)	(5,191)	(1,533)	(6,943)	(1,778)
Lump-sum payment	(11,177)	—	(21,435)	—	—	—	(414)	(23)
Curtailment loss	—	—	1,347	—	—	—	—	—
Translation adjustment	—	—	—	—	7,978	447	(11,902)	(1,335)

Benefit obligation at end of fiscal year	1,324,314 (1)	358,221	1,332,116 (1)	382,611	214,794	24,609	215,559	26,028

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,541,597	570,567	1,724,464	631,807	197,327	16,194	244,024	19,631
Actual return (loss) on plan assets	180,136	58,746	143,708	(86,673)	29,517	2,312	14,526	1,239
Employer contributions	48,436	13,195	46,131	7,417	14,894	2,136	10,133	1,229
Acquisitions	—	—	849	—	—	—	—	—
Plan participants’ contributions	—	1,194	—	1,096	8	304	—	346
Benefits paid	(45,705)	(11,895)	(60,231)	(11,896)	(5,191)	(1,533)	(6,943)	(1,778)
Translation adjustments	—	—	—	—	7,469	218	(12,403)	(850)

Fair value of plan assets at end of fiscal year	1,724,464 (1)	631,807	1,854,921 (1)	541,751	244,024	19,631	249,337	19,817

Reconciliation of funded status:
Funded status	400,150	273,586	522,805	159,140	29,230	(4,978)	33,778	(6,211)
Contributions to or benefits paid from plan assets during the three months ended March 31, 2007 and 2008	13,290	—	9,332	—	—	—	—	—

Net amount recognized	¥413,440	¥273,586	¥532,137	¥159,140	¥29,230	¥(4,978)	¥33,778	¥(6,211)

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥452,245	¥273,586	¥583,251	¥159,140	¥48,989	¥—	¥51,579	¥—
Accrued benefit cost	(38,805)	—	(51,114)	—	(19,759)	(4,978)	(17,801)	(6,211)

Net amount recognized	¥413,440	¥273,586	¥532,137	¥159,140	¥29,230	¥(4,978)	¥33,778	¥(6,211)

Note:

(1)	BTMU and some of its domestic subsidiaries have measured plan assets and benefit obligations at December 31 for the purpose of financial statements, whereas MUTB has used March 31 for the measurement date.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated accumulated benefit obligations of these plans at March 31, 2007 and 2008 were as follows;

	Domestic subsidiaries		Foreign offices and subsidiaries
	2007	2008	2007	2008
	(in millions)
Aggregated accumulated benefit obligations	¥1,663,030	¥1,687,671	¥194,400	¥195,573

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2007 and 2008 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2007	2008	2007	2008
	(in millions)
Projected benefit obligations	¥95,241	¥133,715	¥59,487	¥36,067
Accumulated benefit obligations	92,647	127,258	58,651	35,698
Fair value of plan assets	57,509	82,483	39,927	18,291

In accordance with BTMU’s, MUTB’s, MUS’s, Mitsubishi UFJ NICOS’s and other subsidiaries’ employment practices, certain early-terminated employees are entitled to special lump-sum termination benefits. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2006, 2007 and 2008 were ¥13,916 million, ¥13,137 million and ¥49,054 million, respectively. The ¥49,054 million charge to operations for the fiscal year ended March 31, 2008 mainly consists of ¥36,613 million related to Mitsubishi UFJ NICOS of which ¥9,361 million is included in accrued benefit costs.

The MUFG Group adopted the recognition provision of SFAS No. 158 at March 31, 2007. The MUFG Group recognized the overfunded status or underfunded status of all plans as prepaid benefit cost or accrued benefit cost on the consolidated balance sheet at March 31, 2007 with an adjustment to accumulated other changes in equity from nonowner sources, net of taxes. SFAS No. 158 did not change the determination of net periodic benefit costs.

The following table presents the incremental effect of applying SFAS No. 158 on individual line items on the consolidated balance sheet at March 31, 2007:

	Before application of SFAS No. 158	Effect of adjustment Increase/(Decrease)	After application of SFAS No. 158
	(in millions)
Intangible assets	¥1,266,188	¥(1,108)	¥1,265,080

Deferred tax assets	¥636,246	¥(80,088)	¥556,158

Other assets	¥4,851,683	¥283,742	¥5,135,425

Total assets	¥186,000,365	¥202,546	¥186,202,911

Other liabilities	¥4,995,761	¥23,762	¥5,019,523

Total liabilities	¥175,745,837	¥23,762	¥175,769,599

Accumulated other changes in equity from nonower sources, net of taxes	¥2,213,352	¥178,784	¥2,392,136

Total shareholders’ equity	¥10,254,528	¥178,784	¥10,433,312

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the recognized amounts in accumulated other changes in equity from nonowner sources of the MUFG Group at March 31, 2007 and 2008:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2007	2008	2007		2008
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain)	¥(235,527)	¥(159,187)	¥31,124	¥5,858	¥30,767	¥6,976
Prior service cost	(89,946)	(80,798)	161	(686)	107	(528)
Net obligation at transition	545	52	—	1,455	—	1,162

Gross pension liability adjustments	(324,928)	(239,933)	31,285	6,627	30,874	7,610
Taxes	132,775	98,103	(12,065)	(2,541)	(11,914)	(2,916)

Net pension liability adjustments	¥(192,153)	¥(141,830)	¥19,220	¥4,086	¥18,960	¥4,694

The following table presents the changes in equity from nonowner sources in the fiscal year ended March 31, 2008:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥ 64,852	¥ 4,433	¥ 1,969
Prior service cost arising during the year	(137)	80	(1)
Amortization of net actuarial loss (gain)	5,591	(2,978)	(500)
Amortization of prior service cost	7,543	(125)	87
Amortization of net obligation at transition	(493)	—	(240)
Curtailment and settlement	7,639	—	—
Foreign currency translation adjustments	—	(1,821)	(332)

Total changes in Other comprehensive income	¥ 84,995	¥ (411)	¥ 983

The following table presents the expected amounts that will be amortized from accumulated other changes in equity from nonowner sources as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2009:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥ 1,182	¥ 1,927	¥ 495
Prior service cost	(7,419)	59	(79)
Net obligation at transition	(4)	—	232

Total	¥ (6,241)	¥ 1,986	¥ 648

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset allocation

The MUFG Group’s weighted-average asset allocations of plan assets for the pension benefits and other benefits at December 31, 2006 and 2007 were as follows:

	Domestic subsidiaries		Foreign office and subsidiaries
	2006	2007	2006		2007
Asset category	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
Pension fund
Japanese equity securities(1)	14.59%	11.89%	0.45%	—%	0.47%	—%
Japanese debt securities(2)	21.43	22.78	—	—	—	—
Non-Japanese equity securities	12.01	10.12	64.74	55.00	63.36	54.00
Non-Japanese debt securities	7.85	7.16	25.65	22.00	27.56	24.00
General account of life insurance companies(3)	4.41	4.47	—	23.00	—	22.00
Real estate	0.28	0.29	4.22	—	4.28	—
Short-term assets	1.34	1.60	4.94	—	4.33	—
Employee retirement benefit trust, primarily Japanese equity securities	38.09	41.69	—	—	—	—

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Notes:

(1)	Japanese equity securities include the MUFG Group’s common stock in the amounts of ¥12,810 million (0.54% of plan assets) and ¥8,161 million (0.34% of plan assets) to the pension benefits and SIPs at December 31, 2006 and 2007, respectively.
(2)	Japanese debt securities include the MUFG Group’s debt securities in the amounts of ¥3,536 million (0.15% of plan assets) and ¥4,004 million (0.17% of plan assets) to the pension benefits and SIPs at December 31, 2006 and 2007, respectively.
(3)	“General account of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.23% (from April 2006 to March 2007) and 1.24% (from April 2007 to March 2008), which is mainly invested in assets with low market risk such as Japanese debt securities. In terms of pension plan asset allocation, BTMU regards the general account in the same category as Japanese debt securities, because it is generally believed that there is a high degree of correlation between their performances. BTMU carefully monitors life insurance companies by credit rating and other assessments.

Investment policies

MUFG’s investment policy for plan assets is based on an asset liability matching strategy which is intended to maintain adequate liquidity for benefit payments and achieve a stable increase in the plan assets in the medium and long term through proper risk control and return maximization. As a general rule, investment policies for each plan assets are reviewed periodically for some plans and in the following situations for all plans: large fluctuations in pension plan liabilities caused by modifications of pension plans, or changes in the market environment. The plan assets allocation strategies are the principal determinant in achieving expected investment returns on the plan assets. Actual asset allocations may fluctuate within acceptable ranges due to market value variability. Plan assets are managed by a combination of internal and external asset management companies and are rebalanced when market fluctuations cause an asset category to fall outside of its strategic asset allocation range. Performance of each plan asset category is compared against established indices and similar plan asset groups to evaluate whether the risk associated with the portfolio is appropriate for the level of return.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group’s weighted-average target asset allocation of plan assets for the pension benefits and other benefits at December 31, 2007 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	29.9%	—%	—%
Japanese debt securities	41.2	—	—
Non-Japanese equity securities	16.0	65.5	67.0
Non-Japanese debt securities	9.5	27.7	28.0
Real estate	—	4.6	5.0
Short term assets	3.4	2.2	—

Total	100.0%	100.0%	100.0%

Basis and procedure for estimating long-term return of each asset category

MUFG’s expected long-term rate of return on plan assets for domestic defined benefit pension plans and SIPs is based on a building-block methodology, which calculates the total long-term rate of return of the plan assets by aggregating the weighted rate of return derived from both long-term historical performance and forward-looking return expectations from each asset category.

MUFG has determined the expected long-term rate of return for each asset category as below:

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

Foreign offices and subsidiaries periodically reconsider the expected long-term rate of return for their plan assets. The investment return volatility of different asset categories are evaluated and compared against the liability structure of the pension and other benefits to those of other companies, while considering the funding policy to maintain a funded status sufficient to meet participants’ benefit obligations, and reduce long-term funding requirements and pension costs. Based on this information, foreign offices and subsidiaries update the expected long-term rate of return.

Cash flows

The MUFG Group expects to contribute to the plan assets for the fiscal year ending March 31, 2009 based upon its current funded status and expected asset return assumptions as follows:

For the pension benefits of domestic subsidiaries	¥50.4 billion
For the pension benefits of foreign offices and subsidiaries	2.9 billion
For the other benefits of foreign offices and subsidiaries	1.4 billion

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2009	¥78,724	¥6,979	¥1,523
2010	80,608	6,869	1,622
2011	81,645	7,332	1,721
2012	82,485	7,990	1,823
2013	83,557	8,674	1,892
Thereafter (2014-2018)	435,534	56,161	10,821

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

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2006, 2007 and 2008 were ¥4,473 million, ¥4,928 million and ¥4,951 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2007 and 2008 were as follows:

	2007		2008
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥653,200		¥581,359
Other	814,319		870,368
Investments in equity method investees	578,453	(1)	503,536
Non-interest-earning deposits with the Special Fund and the New Fund (See Note 7)	358,344		365,146
Prepaid benefit cost	774,820		793,970
Other	1,956,289	(1)	2,333,513

Total	¥5,135,425		¥5,447,892

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥1,058,741		¥618,496
Other	804,497	(2)	758,409
Deferred tax liabilities	240,549		113,969
Allowance for off-balance-sheet credit instruments	84,966		97,338
Accrued benefit cost	63,542		84,517
Minority interests	884,982		663,816
Guarantees and indemnifications	88,369		72,831
Accrued and other liabilities	1,793,877	(2)	2,278,326

Total	¥5,019,523		¥4,687,702

Notes:

(1)	The balances of Investments in equity method investees and Other at March 31, 2007 have been restated from ¥523,708 million and ¥2,011,034 million to ¥578,453 million and ¥1,956,289 million, respectively.
(2)	The balances of Accounts payable-other and Accrued and other liabilities at March 31, 2007 have been restated from ¥971,221 million and ¥1,627,153 million to ¥804,497 million and ¥1,793,877 million, respectively.

Investments in equity method investees include marketable equity securities carried at ¥240,281 million and ¥166,400 million, respectively, at March 31, 2007 and 2008. Corresponding aggregated market values were ¥306,938 million and ¥173,285 million, respectively.

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other than temporary. As a result of evaluations, the MUFG Group recognized other than temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥14,985 million, ¥11,387 million and, ¥57,113 million for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. The impairment losses are included in Equity in earnings (losses) of equity method investees in the consolidated statements of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.    PREFERRED STOCK

The stock split (including required amendment to MUFG’s Articles of Incorporation) was approved at MUFG’s Board of Directors’ meeting on May 23, 2007, the general meeting of holders of class shares with respect to preferred shares on June 27, 2007, and the General Meeting of Shareholders on June 28, 2007. The stock split was effective as of September 30, 2007 and related changes were made as follows:

Pursuant to the Articles of Incorporation, MUFG was authorized to issue 120,000,000 shares of Class 3 Preferred Stock, 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, 200,000,000 shares of Class 7 Preferred Stock, 27,000,000 shares of Class 8 Preferred Stock, 1,000 share of Class 11 Preferred Stock and 129,900,000 shares of Class 12 Preferred Stock, without par value.

All classes of preferred stock to be issued are non-voting and have preference over common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of MUFG. They are all non-cumulative and non-participating with respect to dividend payments. Shareholders of Class 3, Class 8, Class 11 and Class 12 Preferred Stock receive a liquidation distribution at ¥2,500, ¥3,000, ¥1,000 and ¥1,000 per share, respectively, and do not have the right to participate in any further liquidation distributions.

The number of preferred stock issued and outstanding at March 31, 2006, 2007 and 2008 was as follows:

	Outstanding at March 31, 2006	Net change	Outstanding at March 31, 2007	Net change	Outstanding at March 31, 2008
	(number of shares)
Preferred stock:
Class 3	100,000,000	—	100,000,000	—	100,000,000
Class 8	27,000,000	(9,300,000)	17,700,000	—	17,700,000
Class 9	79,700,000	(79,700,000)	—	—	—
Class 10	150,000,000	(150,000,000)	—	—	—
Class 11	1,000	—	1,000	—	1,000
Class 12	175,300,000	(141,600,000)	33,700,000	—	33,700,000

Total	532,001,000	(380,600,000)	151,401,000	—	151,401,000

None of Class 5, 6 and 7 Preferred Stock has been issued.

The aggregate liquidation preference of preferred stock issued and outstanding at March 31, 2006, 2007 and 2008 was as follows:

	Aggregate amount at March 31, 2006	Net change	Aggregate amount at March 31, 2007	Net change	Aggregate amount at March 31, 2008
	(in millions)
Preferred stock:
Class 3	¥250,000	¥—	¥250,000	¥—	¥250,000
Class 8	81,000	(27,900)	53,100	—	53,100
Class 9	159,400	(159,400)	—	—	—
Class 10	300,000	(300,000)	—	—	—
Class 11	1	—	1	—	1
Class 12	175,300	(141,600)	33,700	—	33,700

Total	¥965,701	¥(628,900)	¥336,801	¥—	¥336,801

Preferred stock included in Capital stock on the consolidated balance sheets at March 31, 2006, 2007 and 2008 was ¥247,100 million, which consisted of ¥122,100 million of Class 1 and ¥125,000 million of Class 3 Preferred Stock.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The portion of proceeds from the sale of shares that is designated as capital stock is determined by resolution of the Board of Directors of MUFG, however, at least 50% of the issue price of newly issued shares is required to be designated as capital stock at the time of incorporation or share issuance under the Code and the Company Law. Proceeds in excess of amounts designated as capital stock are designated as capital surplus. However, these provisions are not applied in company reorganization, such as merger, company split and share exchange. Preferred Stock Classes 8 through 12 were issued in exchange for UFJ Holdings’ preferred stock and recorded in Capital surplus.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

On September 30, 2007, a share of all classes of Preferred Stock was divided into 1,000 shares.

Subsequent to March 31, 2008, on August 1, 2008, 17,700,000 shares of Class 8 Preferred Stock were converted into 43,895,180 shares of common stock.

Preferred Stock Issued as of March 31, 2008

Class 3 Preferred Stock

Class 3 Preferred Stock is redeemable at the option of MUFG. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed ¥250 per share), and redemption terms, including a redemption price.

Class 3 Preferred Stock was issued by means of a third party allocation to Meiji Yasuda Life Insurance Company, Tokio Marine & Nichido Fire Insurance Co., Ltd. and Nippon Life Insurance Company. The preferred stock does not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set to be ¥60 per share annually.

Class 8 Preferred Stock

Class 8 preferred stockholders are entitled to receive annual non-cumulative dividends of ¥15.90 per share with priority over common stockholders.

Class 8 Preferred Stock is convertible into fully paid shares of MUFG common stock at the election of holders from and including the day of establishment of MUFG to and including July 31, 2008, except during certain excluded periods, at an initial conversion price of ¥1,693.50 per share of common stock, subject to anti-dilution adjustments. The conversion price is subject to reset annually on August 1 from 2006 to 2007 to the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to each reset date, multiplied by 1.025, but not less than ¥1,693.50 per share. All Class 8 Preferred Stock outstanding on August 1, 2008 will be mandatorily converted into shares of common stock at a conversion ratio of ¥3,000 divided by the higher of the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2008 or ¥1,209.70.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class 11 Preferred Stock

Class 11 preferred stockholders are entitled to receive annual non-cumulative dividends of ¥5.30 per share with priority over common stockholders.

Class 11 Preferred Stock is convertible into fully paid shares of MUFG common stock at the election of holders from and including the day of establishment of MUFG to and including July 31, 2014, except during certain excluded periods, at an initial conversion price of ¥918.70 per share of common stock, subject to anti-dilution adjustments. The conversion price was subject to reset annually on July 15 from 2006 to 2013 to the average market price of the common stock for the 30 trading day period, if the average market price were less than the conversion price prior to the reset, but not less than ¥918.70 per share. All Class 11 Preferred Stock outstanding on August 1, 2014 will be mandatorily converted into shares of common stock at a conversion ratio of ¥1,000 divided by the higher of the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2014 or ¥802.60.

Class 12 Preferred Stock

Class 12 preferred stockholders are entitled to receive annual non-cumulative dividends of ¥11.50 per share with priority over common stockholders.

Class 12 Preferred Stock is convertible into fully paid shares of MUFG common stock at the election of holders from and including the day of establishment of MUFG to and including July 31, 2009, except during certain excluded periods, at an initial conversion price of ¥796.00 per share of common stock, subject to anti-dilution adjustments. The conversion price was subject to reset annually on June 15 from 2006 to 2008 to the average market price of the common stock for the 30 trading day period, if the average market price were less than the conversion price prior to the reset, but not less than ¥796.00 per share. All Class 12 Preferred Stock outstanding on August 1, 2009 will be mandatorily converted into shares of common stock at a conversion ratio of ¥1,000 divided by the higher of the average market price of the common stock for the 30 trading day period beginning 45 trading days prior to August 1, 2009 or ¥795.20.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the unamortized discount arising from beneficial conversion features of the preferred stock during the fiscal years ended March 31, 2006, 2007 and 2008 were as follows:

	Class 8(1)	Class 9	Class 10	Class 11(2)	Class 12(3)	Total
	(in millions)
Fiscal year ended March 31, 2007:
Balance at March 31, 2006	¥11,603	¥65,831	¥123,442	¥1	¥83,283	¥284,160
Amortization to retained earnings	(3,382)	(2,892)	(5,431)	—	(12,312)	(24,017)
Charged to retained earnings on conversion of preferred stock	(3,731)	(62,939)	(118,011)	—	(58,734)	(243,415)

Balance at March 31, 2007	¥4,490	¥—	¥—	¥1	¥12,237	¥16,728

Fiscal year ended March 31, 2008:
Balance at March 31, 2007	¥4,490	¥—	¥—	¥1	¥12,237	¥16,728
Amortization to retained earnings	(3,330)	—	—	—	(4,579)	(7,909)

Balance at March 31, 2008	¥1,160	¥—	¥—	¥1	¥7,658	¥8,819

Notes:

(1)	An aggregate initial beneficial conversion feature discount of ¥102,702 million is being amortized through August 1, 2008.
(2)	An aggregate initial beneficial conversion feature discount of ¥1 million is being amortized through August 1, 2014.
(3)	An aggregate initial beneficial conversion feature discount of ¥104,693 million is being amortized through August 1, 2009.

20.    COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	(shares)
Balance at beginning of fiscal year	6,545,353,370	10,247,851,610	10,861,643,790
Issuance of new shares of common stock by merger	3,215,172,030	—	—
Issuance of new shares of common stock by conversion of Class 8 Preferred Stock	306,465,910	16,474,000	—
Issuance of new shares of common stock by conversion of Class 9 Preferred Stock	149,830,150	145,532,000	—
Issuance of new shares of common stock by conversion of Class 10 Preferred Stock	—	273,899,000	—
Issuance of new shares of common stock by conversion of Class 12 Preferred Stock	31,030,150	177,887,180	—

Balance at end of fiscal year	10,247,851,610	10,861,643,790	10,861,643,790

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Code and the Company Law permit Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Code (see Note 1). Also, the Code prior to April 1, 1991 permitted Japanese companies to issue free share distributions. BTMU and MUTB from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTMU and MUTB at March 31, 2008, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.

The Code permits, upon approval of the Board of Directors, the transfer of amounts from the legal capital surplus to the capital stock account. The Company Law permits that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among these accounts under certain conditions upon the approval of a shareholders’ meeting.

Treasury Stock

The Code and the Company Law permit Japanese companies to effect purchases of their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as its treasury shares indefinitely regardless of purpose. However, the Code and the Company Law require the amount of treasury stock purchased be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to a public offering of shares for subscription.

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

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2008, certain subsidiaries and affiliated companies owned shares of common stock of MUFG. Such shares are included in treasury stock in the consolidated balance sheets and deducted from the MUFG Group’s shareholders’ equity.

21.    RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

In addition to the Code and the Company Law, Japanese banks, including BTMU and MUTB, are required to comply with the Banking Law of Japan (the “Banking Law”).

Legal Reserve Set Aside as Appropriation of Retained Earnings and Legal Capital Surplus

Under the Code and the Company Law

The Code and the Company Law provide that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Code.

Under the Banking Law

The Banking Law provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Code.

Transfer of Legal Reserve

Under the Code

Under the Code, Japanese companies, including MUFG, were permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 25% of stated capital as defined in the Code.

Under the Banking Law

Under the Banking Law, Japanese banks, including BTMU and MUTB, were permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Code.

Enactments of the Company Law and the Amendments of Banking Law Effective May 1, 2006

Effective May 1, 2006, under the Company Law, Japanese companies, including MUFG, BTMU and MUTB, are permitted, primarily pursuant to a resolution by the shareholders at a general meeting, to transfer legal capital surplus and legal reserve to stated capital and/or retained earnings without limitations of thresholds, thereby effectively removing the thresholds provided for in the Code and Banking Law at the company’s discretion.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MUFG’s amount available for dividends, at March 31, 2008, was ¥3,988,491 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.

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

The Basel Committee worked over recent years to revise the 1988 Accord, and in June 2004, “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” called Basel II was released. Basel II has been applied to Japanese banks and bank holding companies as of March 31, 2008. MUFG calculated capital ratios as of March 31, 2007 and 2008 in accordance with Basel II.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
	(in millions, except percentages)
Consolidated:
At March 31, 2007(1):
Total capital (to risk-weighted assets):
MUFG	¥13,344,476	12.54%	¥8,511,641	8.00%
BTMU	11,601,958	12.77	7,264,324	8.00
MUTB	1,847,826	13.20	1,119,578	8.00
Tier I capital (to risk-weighted assets):
MUFG	8,054,872	7.57	4,255,820	4.00
BTMU	6,975,584	7.68	3,632,162	4.00
MUTB	1,175,558	8.40	559,789	4.00
At March 31, 2008:
Total capital (to risk-weighted assets):
MUFG	¥12,215,857	11.19%	¥8,726,050	8.00%
BTMU	10,611,064	11.20	7,574,951	8.00
MUTB	1,650,220	13.13	1,005,213	8.00
Tier I capital (to risk-weighted assets):
MUFG	8,293,762	7.60	4,363,025	4.00
BTMU	7,037,578	7.43	3,787,475	4.00
MUTB	1,248,993	9.94	502,607	4.00

Stand-alone:
At March 31, 2007(1):
Total capital (to risk-weighted assets):
BTMU	¥10,678,035	13.15%	¥6,494,333	8.00%
MUTB	1,805,197	12.85	1,123,308	8.00
Tier I capital (to risk-weighted assets):
BTMU	6,428,452	7.91	3,247,166	4.00
MUTB	1,125,255	8.01	561,654	4.00
At March 31, 2008:
Total capital (to risk-weighted assets):
BTMU	¥9,675,813	11.44%	¥6,760,684	8.00%
MUTB	1,607,250	12.87	998,714	8.00
Tier I capital (to risk-weighted assets):
BTMU	6,467,550	7.65	3,380,342	4.00
MUTB	1,192,890	9.55	499,357	4.00

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	The risk-adjusted capital amounts and ratios of MUFG, BTMU and MUTB at March 31, 2007 have been restated as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
As previously reported
Consolidated:
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
As restated
Consolidated:
At March 31, 2007:
Total capital (to risk-weighted assets):
MUFG	¥13,344,476	12.54%	¥8,511,641	8.00%
BTMU	11,601,958	12.77	7,264,324	8.00
MUTB	1,847,826	13.20	1,119,578	8.00
Tier I capital (to risk-weighted assets):
MUFG	8,054,872	7.57	4,255,820	4.00
BTMU	6,975,584	7.68	3,632,162	4.00
MUTB	1,175,558	8.40	559,789	4.00
Stand-alone:
At March 31, 2007:
Total capital (to risk-weighted assets):
BTMU	¥10,678,035	13.15%	¥6,494,333	8.00%
MUTB	1,805,197	12.85	1,123,308	8.00
Tier I capital (to risk-weighted assets):
BTMU	6,428,452	7.91	3,247,166	4.00
MUTB	1,125,255	8.01	561,654	4.00

MUS and other securities subsidiaries in Japan and overseas are also subject to regulatory capital requirements of the countries or jurisdictions in which they operate. In Japan, the Financial Instruments and Exchange Law and related ordinance require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2007 and 2008, MUS’s capital accounts less certain fixed assets of ¥739,672 million and ¥619,275 million, were 371.1% and 299.4% of the total amounts equivalent to market, counterparty credit and operations risks, respectively.

Note:

The amount of MUS’s capital accounts less certain fixed assets and its percentage to the total amounts equivalent to market, counterparty credit and operations risks at March 31, 2007 have been restated from ¥689,484 million and 456.6% to ¥739,672 and 371.1%, respectively.

Management believes, as of March 31, 2008, that MUFG, BTMU, MUTB and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

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

The figures on the tables below are calculated according to Basel I as Basel II is not yet effective in the U.S. UNBC’s and the UBOC’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UNBC:
At December 31, 2006:
Total capital (to risk-weighted assets)	$5,843	11.71%	$3,992	8.00%
Tier I capital (to risk-weighted assets)	4,334	8.68	1,996	4.00
Tier I capital (to quarterly average assets)(1)	4,334	8.44	2,054	4.00
At December 31, 2007:
Total capital (to risk-weighted assets)	$6,124	11.21%	$4,369	8.00%
Tier I capital (to risk-weighted assets)	4,534	8.30	2,184	4.00
Tier I capital (to quarterly average assets)(1)	4,534	8.27	2,194	4.00

Note:

(1)	Excludes certain intangible assets.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UBOC:
At December 31, 2006:
Total capital (to risk-weighted assets)	$5,280	10.69%	$3,951	8.00%	$4,939	10.00%
Tier I capital (to risk-weighted assets)	4,179	8.46	1,975	4.00	2,963	6.00
Tier I capital (to quarterly average assets)(1)	4,179	8.25	2,027	4.00	2,534	5.00
At December 31, 2007:
Total capital (to risk-weighted assets)	$5,631	10.38%	$4,339	8.00%	$5,423	10.00%
Tier I capital (to risk-weighted assets)	4,449	8.20	2,169	4.00	3,254	6.00
Tier I capital (to quarterly average assets)(1)	4,449	8.20	2,171	4.00	2,714	5.00

Note:

(1)	Excludes certain intangible assets.

Management believes, as of December 31, 2007, that UNBC and UBOC met all capital adequacy requirements to which they are subject.

As of December 31, 2006 and 2007, the most recent notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized UBOC as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” UBOC must maintain a minimum total risk-based capital ratio of 10%, a Tier I risk-based capital ratio of 6%, and a Tier I leverage ratio of 5% as set forth in the table. There are no conditions or events since that notification that management believes have changed UBOC’s category.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.    EARNINGS (LOSS) PER COMMON SHARE

Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic earnings (loss) per common share to the adjusted amounts for the computation of diluted earnings (loss) per common share for the fiscal years ended March 31, 2006, 2007 and 2008 are as follows:

	2006	2007	2008
	(in millions)
Income (Numerator):
Income (loss) from continuing operations before cumulative effect of a change in accounting principle	¥364,200	¥582,105	¥(540,690)
Income (loss) from discontinued operations—net	8,973	(817)	(1,746)
Cumulative effect of a change in accounting principle, net of tax	(9,662)	—	—

Net income (loss)	363,511	581,288	(542,436)
Income allocable to preferred shareholders:
Cash dividends paid	(5,386)	(13,629)	(6,669)
Beneficial conversion feature	(201,283)	(267,432)	(7,909)

Net income (loss) available to common shareholders	156,842	300,227	(557,014)

Effect of dilutive instruments:
Convertible debt—MUS	(981)	(985)	—
Stock options—MUS	(8)	—	—
Stock options—UNBC	(1,081)	(835)	—
Convertible preferred stock—Mitsubishi UFJ NICOS	(869)	—	—

Net income (loss) available to common shareholders and assumed conversions	¥153,903	¥298,407	¥(557,014)

	2006	2007	2008
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	8,120,732	10,053,408	10,305,911
Effect of dilutive instruments:
Convertible preferred stock	1	1	—

Weighted average common shares for diluted computation	8,120,733	10,053,409	10,305,911

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2006	2007	2008
	(in yen)
Earnings (loss) per common share:
Basic earnings (loss) per common share:
Income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥19.40	¥29.94	¥(53.88)
Income (loss) from discontinued operations	1.10	(0.08)	(0.17)

Income (loss) available to common shareholders before cumulative effect of a change in accounting principle	20.50	29.86	(54.05)
Cumulative effect of a change in accounting principle	(1.19)	—	—

Net income (loss) available to common shareholders	¥19.31	¥29.86	¥(54.05)

Diluted earnings (loss) per common share:
Income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥19.04	¥29.76	¥(53.88)
Income (loss) from discontinued operations	1.10	(0.08)	(0.17)

Income (loss) available to common shareholders before cumulative effect of a change in accounting principle	20.14	29.68	(54.05)
Cumulative effect of a change in accounting principle.	(1.19)	—	—

Net income (loss) available to common shareholders	¥18.95	¥29.68	¥(54.05)

For the fiscal year ended March 31, 2006, Class 11 Preferred Stock, convertible preferred stock issued by Mitsubishi UFJ NICOS,  1/4 % Convertible Bonds due 2014 issued by MUS and stock options issued by MUS and UNBC that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. Class 8, Class 9, Class 10, and Class 12 Preferred Stock, convertible preferred stock issued by The Senshu Bank, Ltd. (“Senshu Bank”) and certain stock options issued by MUS and UNBC could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the fiscal year ended March 31, 2007, Class 11 Preferred Stock,  1/4% Convertible Bonds due 2014 issued by MUS and stock options issued by MUS and UNBC that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. Class 8, Class 9, Class 10, and Class 12 Preferred Stock, convertible preferred stock issued by Senshu Bank and Mitsubishi UFJ NICOS and certain stock options issued by UNBC and MU Hands-on Capital Ltd. could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the fiscal year ended March 31, 2008, Class 8, Class 11 and Class 12 Preferred Stock, convertible preferred stock issued by Senshu Bank and Mitsubishi UFJ NICOS,  1/4% Convertible Bonds due 2014 issued by MUS and stock options issued by MUFG, MUS, kabu.com Securities, UNBC, MU Hands-on Capital Ltd. and Palace Capital Partners A Co., Ltd. could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

In computing the number of the potentially dilutive common shares for the fiscal year ended March 31, 2006 and 2007, Class 11 Preferred Stock has been based on the conversion price at March 31, 2007 (i.e., ¥918.7).

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

For the fiscal years ended March 31, 2007 and 2008, except for derivative transactions conducted by certain foreign subsidiaries, the MUFG Group accounted for derivatives held for risk management purposes as trading positions and measured them at fair value.

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the consolidated balance sheets with the host contract. The MUFG Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contracts at fair value.

UNBC

Derivative positions are integral components of UNBC’s designated asset and liability management activities. UNBC uses interest rate derivatives to manage the sensitivity of UNBC’s net interest income to changes in interest rates. These instruments are used to manage interest rate risk relating to specified groups of assets and liabilities, primarily LIBOR-based commercial loans, certificates of deposit and subordinated debt.

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans and Certificates of Deposit and Other Time Deposits

UNBC engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., U.S. dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument are identical. Cash flow hedging strategies include the utilization of purchased floor, cap, collar and corridor options and interest rate swaps. At December 31, 2007, the weighted average remaining life of the currently active (excluding any forward positions) cash flow hedges was approximately 1.7 years.

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

Hedging transactions are structured at inception so that the notional amounts of the hedge are matched with an equal principal amount of loans or CDs, the index and repricing frequencies of the hedge match those of the loans or CDs, and the period in which the designated hedged cash flows occurs is equal to the term of the hedge. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedge versus those of the loans or CDs. For the year ended December 31, 2007, UNBC recognized a net loss of ¥2 million due to ineffectiveness, which is recognized in other noninterest expense, compared to a net loss of ¥11 million for the year ended December 31, 2005 and a net gain of ¥12 million for the year ended December 31, 2006.

For cash flow hedges, based upon amounts included in Accumulated other changes in equity from nonowner sources at March 31, 2008, the MUFG Group expects to realize approximately ¥1 billion in net interest income for the fiscal year ending March 31, 2009. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2008.

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

25.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance-sheet credit-related supports and similar instruments, in order to meet the customers’ financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2007 and 2008. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The MUFG Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes unfunded commitments of ¥178.9 billion and ¥187.3 billion at March 31, 2007 and 2008, respectively, which are participated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period

At March 31, 2007:		Less than 1 year	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,646	¥2,346	¥1,662	¥1,638
Performance guarantees	2,208	1,371	762	75
Derivative instruments(1)	47,292	29,112	15,273	2,907
Guarantees for the repayment of trust principal	1,921	308	1,568	45
Liabilities of trust accounts	3,722	2,776	143	803
Other	820	814	1	5

Total(1)	¥61,609	¥36,727	¥19,409	¥5,473

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Maximum potential/ Contractual or Notional amount	Amount by expiration period

At March 31, 2008:		Less than 1 year	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,254	¥2,262	¥1,527	¥1,465
Performance guarantees	2,351	1,495	718	138
Derivative instruments	59,295	34,131	22,270	2,894
Guarantees for the repayment of trust principal	1,468	206	1,254	8
Liabilities of trust accounts	4,085	3,046	168	871
Other	720	720	—	—

Total	¥73,173	¥41,860	¥25,937	¥5,376

Note:

(1)	The contractual or notional amounts of obligations under guarantees and similar arrangements at March 31, 2007 have been restated as follows:

	Maximum potential/ Contractual or Notional amount		Amount by expiration period
			Less than 1 year		1-5 years		Over 5 years
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in billions)
Derivative instruments	¥42,353	¥47,292	¥24,327	¥29,112	¥15,121	¥15,273	¥2,905	¥2,907
Total	¥56,670	¥61,609	¥31,942	¥36,727	¥19,257	¥19,409	¥5,471	¥5,473

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

Guarantees for the repayment of trust principal include guarantees which the MUFG Group provides for the repayment of principal of certain types of trust products, including certain jointly operated designated money in trusts and loan trusts. The MUFG Group manages and administers trust assets in a capacity of agent or fiduciary on behalf of its customers and trust assets are segregated from the assets of the MUFG Group, which keeps

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

separate records for the trust activities. The MUFG Group, in principle, does not assume any risks associated with the trust assets under management, however, as permitted by applicable laws, the MUFG Group provides guarantees for the repayment of principal of such trust products. At March 31, 2007 and 2008, the contract amounts of such guarantees for repayment of trust principal were ¥1,921 billion and ¥1,468 billion, respectively. The accounting methods used for the segregated records of trust activities are different from financial accounting principles and practices. However, the MUFG Group follows an approach similar to those used for its own assets to identify an impairment of an asset included in the trusts with guaranteed principal, with inherent variations applicable to trust accounting. Amounts of loans deemed to be impaired are written off directly and are charged to the trust account profits earned during the trust accounting period. Write-downs of securities are also directly charged to the trust account profits. The amounts of trust assets written-off in the segregated records were ¥118 million and ¥9 million, for the fiscal years ended March 31, 2007 and 2008, respectively. These amounts were reflected in the segregated records as deductions before net profits earned by trust accounts for the accounting period. In addition, a part of trust account profits is set aside as a reserve to absorb losses in the trust asset portfolios in the segregated records in accordance with relevant legislation concerning the trust business and/or trust agreements. Statutory reserves for loan trusts are established at a rate of 4.0% of the trust fees up to the amounts of 0.5% of the trust principal in accordance with the legislation. Reserves for jointly operated designated money in trusts are established at a rate of 0.3% of the balance of loans and other assets in the trust account assets in accordance with the related trust agreement. The amounts of such reserves set aside in the segregated records were ¥2,888 million and ¥1,839 million at March 31, 2007 and 2008, respectively. The MUFG Group is required to provide an allowance for off-balance-sheet instruments on such guarantees in the financial statements only when aggregate losses on trust assets are judged to exceed the reserve and the profit earned by the trust account, and the principal is deemed to be impaired. Management believes that the MUFG Group will not incur any losses on the guarantees.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, unless there are the certain agreements with trust creditors that have provisions limiting the MUFG Group’s responsibility as a trustee to the trust account assets. A trust may incur external liabilities to obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account does not maintain sufficient liquidity available for such liabilities unless the agreement with trust creditors does not limit the trustee’s responsibility to the trust account assets. At March 31, 2007 and 2008, there were liabilities of ¥3,722 billion and ¥4,085 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets; the MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Carrying Amount

At March 31, 2007 and 2008, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥763,234 million and ¥1,145,698 million, respectively, which are included in Other liabilities and Trading account liabilities. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of ¥51,406 million and ¥58,316 million, respectively, related to these transactions.

Other Off-balance-sheet Instruments

In addition to obligations under guarantees set forth above, the MUFG Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these financial instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2008, approximately 72% of these commitments will expire within one year, 26% from one year to five years and 2% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2007 and 2008:

	2007(1)	2008
	(in billions)
Commitments to extend credit	¥61,963	¥61,906
Commercial letters of credit	762	762
Commitments to make investments	122	114
Other	—	26

Note:

(1)	The contractual amounts of these off-balance sheet instruments at March 31, 2007 have been restated as follows:

	As previously reported	As restated
	(in billions)
Commitments to extend credit	¥62,146	¥61,963
Commercial letters of credit	842	762
Commitments to make investments	33	122

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

Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the MUFG Group has significant variable interests, are described in Note 26.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26.    VARIABLE INTEREST ENTITIES

In the normal course of its business, the MUFG Group has financial interests in various entities which may be deemed to be variable interest entities such as asset-backed commercial paper conduits, securitization conduits of client properties, various investment funds, special purpose entities created for structured financing, and repackaged instruments.

The following tables present, by type of VIE, the total assets of consolidated and non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2007 and 2008:

Consolidated VIEs	2007	2008
	(in millions)
Asset-backed commercial paper conduits	¥6,235,044	¥6,693,615
Securitization conduits of client properties	2,625	1,012
Investment funds	1,964,846	1,857,463
Special purpose entities created for structured financing	26,942	56,353
Repackaged instruments	155,971	108,348
Others	410,560	328,450

Total	¥8,795,988	¥9,045,241

	2007(1)		2008
Non-Consolidated VIEs	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Asset-backed commercial paper conduits	¥11,910,354	¥2,418,413	¥12,114,760	¥2,224,975
Securitization conduits of client properties	2,918,035	832,373	3,257,455	946,880
Investment funds	40,796,111	1,613,470	48,652,948	1,277,302
Special purpose entities created for structured financing	27,354,689	2,555,472	26,554,038	3,075,533
Repackaged instruments	135,237,134	3,145,391	128,236,195	3,836,752
Others	14,992,821	1,791,888	16,097,602	1,744,514

Total	¥233,209,144	¥12,357,007	¥234,912,998	¥13,105,956

Note:

(1)	The total assets of non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2007 have been restated as follows:

	As previously reported		As restated
	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Asset-backed commercial paper conduits	¥39,357,613	¥2,826,007	¥11,910,354	¥2,418,413
Securitization conduits of client properties	3,013,154	924,708	2,918,035	832,373
Investment funds	67,224,180	2,083,964	40,796,111	1,613,470
Special purpose entities created for structured financing	26,111,556	2,127,030	27,354,689	2,555,472
Repackaged instruments	116,842,810	2,602,834	135,237,134	3,145,391
Others	11,532,032	1,512,566	14,992,821	1,791,888

Total	¥264,081,345	¥12,077,109	¥233,209,144	¥12,357,007

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amount of consolidated assets that corresponds to VIEs’ obligations at March 31, 2007 and 2008:

	2007	2008
	(in millions)
Cash, due from banks and interest-earning deposits in other banks	¥250,338	¥263,420
Trading account assets	1,750,372	1,526,753
Investment securities	478,836	498,827
Loans	6,047,324	6,354,329
Others	269,118	401,912

Total	¥8,795,988	¥9,045,241

In addition, certain transfers of financial assets that did not qualify for sale accounting were made to variable interest entities. The transferred assets, primarily consisting of performing loans, continued to be carried as assets of the MUFG Group. Such assets amounted to ¥3,796,861 million(1) and ¥3,326,738 million at March 31, 2007 and 2008, respectively.

A portion of the assets of consolidated VIEs presented in the table above were derived from transactions between consolidated VIEs and the MUFG Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts were ¥143,483 million of Cash, due from banks and interest-earning deposits in other banks, ¥3,595 million of Trading account assets, ¥8,155 million of Investment securities, ¥242,481 million of Loans and ¥6,252 million of Other assets at March 31, 2007, and ¥210,222 million of Cash, due from banks and interest-earning deposits in other banks, ¥1,431 million of Trading account assets, ¥27,440 million of Investment securities, ¥235,110 million of Loans and ¥4,849 million of Other assets at March 31, 2008.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MUFG Group, except where the MUFG Group provides credit support as in the case of certain asset-backed commercial paper conduits.

Note:

(1)	The amounts of the transferred assets at March 31, 2007 have been restated from ¥4,462,331 million to ¥3,796,861 million.

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

Securitization Conduits of Client Properties

The MUFG Group administers several conduits that acquire assets, such as real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, the MUFG Group considers those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from the MUFG Group or third parties.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment Funds

The MUFG Group holds investments and loans in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies, including in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

The MUFG Group not only manages the composition of investment trust funds but also plays a major role in composing venture capital funds. The MUFG Group generally does not have significant variable interests through composing these types of funds.

Special Purpose Entities Created for Structured Financing

The MUFG Group extends non-recourse asset-backed loans to special purpose entities, which hold beneficial interests primarily in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

The MUFG Group generally acts as a member of a lending group and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected residual returns to the owners are arranged to be the most significant among all returns. Accordingly, the MUFG Group has determined that the MUFG Group is not the primary beneficiary of most of these entities. However, in transactions with entities whose investments at risk are exceptionally thin, where the MUFG Group provides most of the financing, the MUFG Group is ultimately required to consolidate this type of entity.

Repackaged Instruments

The MUFG Group has two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

The MUFG Group provides repackaged instruments with features that meet the customers’ needs and preferences through special purpose entities. The MUFG Group purchases financial instruments such as bonds and transfers them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with the MUFG Group or other financial institutions to modify the cash flows of the underlying financial instruments. The MUFG Group underwrites and markets the new instruments issued by the special purpose entities to its customers.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Although in limited cases the MUFG Group may assume risks through guarantees or certain protections as provided in the agreements or relevant legislation, the MUFG Group has determined that it will not absorb a majority of expected losses in connection with such trust arrangements. In a typical trust arrangement, however, the MUFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. Customers receive and absorb expected residual returns and losses on the performance and operations of trust assets under management of the MUFG Group. Accordingly, the MUFG Group has determined that it is generally not a primary beneficiary to any trust arrangements under management as its interests in the trust arrangements are insignificant in most cases.

Other Types of VIEs

The MUFG Group is also a party to other types of VIEs including special purpose entities created to hold assets on behalf of the MUFG Group as an intermediary.

The MUFG Group identified borrowers that were determined to be VIEs due to an insufficient level of equity. The MUFG Group has determined that the MUFG Group is not the primary beneficiary of most of these borrowers because of its limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, distribution, construction and real estate development, independently from the MUFG Group.

27.    COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The MUFG Group leases certain technology systems, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

Future minimum rental commitments for noncancelable leases at March 31, 2008 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2009	¥80,835	¥45,619
2010	32,156	39,275
2011	23,259	29,201
2012	11,733	25,491
2013	4,533	15,064
2014 and thereafter	4,957	32,867

Total minimum lease payments	157,473	¥187,517

Amount representing interest	(6,686)

Present value of minimum lease payments	¥150,787

Total rental expense for the fiscal years ended March 31, 2006, 2007 and 2008 was ¥85,605 million, ¥112,055 million and ¥107,289 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repayment of Excess Interest

The Japanese government is implementing regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law, which is currently 29.2% per annum, to 20% per annum. The reduction in interest rates will be implemented by mid-2010. Under the reforms, all interest rates will be subject to the lower limits imposed by Interest Rate Restriction Law, which will compel lending institutions to lower the interest rates they charge borrowers.

Currently, consumer finance companies are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law so long as the payment is made voluntarily by the borrowers and the lender complies with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investee have offered loans at interest rates above the Interest Rate Restriction Law, though they are in the process of lowering the interest rates to below the Interest Rate Restriction Law.

During the past year, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Due to such decisions and other regulatory changes, borrowers’ claims for reimbursement of excess interest significantly increased during the fiscal year ended March 31, 2007. As a result, MUFG’s consumer finance subsidiaries increased the allowance for repayment of excess interest for the fiscal year ended March 31, 2007. At March 31, 2007 and 2008, the allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥102,474 million and ¥80,187 million, respectively. Also, an MUFG’s equity method investee increased its allowance during the fiscal year ended March 31, 2007, which had a negative impact of ¥77,552 million on Equity in losses of equity method investees in the consolidated statement of operations. The provision for repayment of excess interest of the equity method investee did not have a material impact on the MUFG Group’s financial position or results of operations for the fiscal year ended March 31, 2008.

Litigation

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.    FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	(in millions)
Trust fees	¥121,350	¥146,045	¥156,302
Fees on funds transfer and service charges for collections	105,485	151,293	152,902
Fees and commissions on international business	62,235	70,175	69,717
Fees and commissions on credit card business	110,127	164,240	137,970
Service charges on deposits	35,930	37,457	36,109
Fees and commissions on securities business	145,137	136,596	130,738
Fees on real estate business	45,829	60,154	44,461
Insurance commissions	48,508	52,209	43,023
Fees and commissions on stock transfer agency services	39,389	73,715	72,292
Guarantee fees	53,040	88,254	86,317
Fees on investment funds business	79,758	152,861	161,467
Other fees and commissions	186,487	274,194	225,749

Total	¥1,033,275	¥1,407,193	¥1,317,047

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

See Note 30 for financial information relating to the MUFG Group’s operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statement.

The following is a brief explanation of the MUFG Group’s business segments.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers. As of March 31, 2008, BTMU owned approximately 65% of UNBC, whose shares are listed on the New York Stock Exchange. UNBC is a bank holding company, whose primary subsidiary, UBOC, is one of the largest commercial banks in California by both total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. On August 29, 2008, BTMU commenced a cash tender offer to acquire all of the shares of UNBC’s common stock not owned by us. For further information, see Note 35 for financial information relating to the MUFG Group’s events since March 31, 2008.

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

Other—Consists mainly of the corporate centers of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective April 1, 2007, there were changes made in the managerial accounting methods, including those regarding revenue and expense distribution among MUFG’s business segments. The presentation set forth below has been reclassified to conform to the new basis of managerial accounting.

(in billions)	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
Fiscal year ended March 31, 2006:
Net revenue	¥918.2	¥1,040.7	¥234.7	¥350.3	¥585.0	¥1,625.7	¥123.4	¥369.8	¥(31.4)	¥3,005.7
BTMU and MUTB:	518.4	851.0	163.1	—	163.1	1,014.1	59.7	364.8	(72.6)	1,884.4
Net interest income	330.6	416.8	88.7	—	88.7	505.5	1.8	257.4	20.3	1,115.6
Net fees	137.1	297.3	49.3	—	49.3	346.6	58.0	(3.2)	(18.1)	520.4
Other	50.7	136.9	25.1	—	25.1	162.0	(0.1)	110.6	(74.8)	248.4
Other than BTMU and MUTB*	399.8	189.7	71.6	350.3	421.9	611.6	63.7	5.0	41.2	1,121.3
Operating expenses	624.4	389.1	157.4	202.3	359.7	748.8	75.6	47.2	137.3	1,633.3

Operating profit (loss)	¥293.8	¥651.6	¥77.3	¥148.0	¥225.3	¥876.9	¥47.8	¥322.6	¥(168.7)	¥1,372.4

Fiscal year ended March 31, 2007:
Net revenue	¥1,300.1	¥1,297.6	¥303.4	¥324.3	¥627.7	¥1,925.3	¥194.2	¥367.9	¥14.8	¥3,802.3
BTMU and MUTB:	686.8	1,077.6	212.9	—	212.9	1,290.5	80.5	363.5	(37.0)	2,384.3
Net interest income	487.3	514.6	126.7	—	126.7	641.3	1.2	276.5	(38.1)	1,368.2
Net fees	169.5	400.0	60.0	—	60.0	460.0	80.6	(10.9)	(21.4)	677.8
Other	30.0	163.0	26.2	—	26.2	189.2	(1.3)	97.9	22.5	338.3
Other than BTMU and MUTB*	613.3	220.0	90.5	324.3	414.8	634.8	113.7	4.4	51.8	1,418.0
Operating expenses	919.5	537.5	178.4	200.8	379.2	916.7	103.8	54.9	177.0	2,171.9

Operating profit (loss)	¥380.6	¥760.1	¥125.0	¥123.5	¥248.5	¥1,008.6	¥90.4	¥313.0	¥(162.2)	¥1,630.4

Fiscal year ended March 31, 2008:
Net revenue	¥1,328.9	¥1,190.4	¥305.1	¥296.4	¥601.5	¥1,791.9	¥198.5	¥275.3	¥25.5	¥3,620.1
BTMU and MUTB:	738.4	1,009.2	195.4	—	195.4	1,204.6	84.5	270.7	(37.8)	2,260.4
Net interest income	576.2	514.3	106.0	—	106.0	620.3	1.0	179.8	(15.8)	1,361.5
Net fees	143.7	361.1	54.6	—	54.6	415.7	83.2	(14.7)	(16.9)	611.0
Other	18.5	133.8	34.8	—	34.8	168.6	0.3	105.6	(5.1)	287.9
Other than BTMU and MUTB*	590.5	181.2	109.7	296.4	406.1	587.3	114.0	4.6	63.3	1,359.7
Operating expenses	957.8	572.0	183.4	187.6	371.0	943.0	98.5	56.8	192.8	2,248.9

Operating profit (loss)	¥371.1	¥618.4	¥121.7	¥108.8	¥230.5	¥848.9	¥100.0	¥218.5	¥(167.3)	¥1,371.2

*	Includes MUFG and its subsidiaries other than BTMU and MUTB.

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

A reconciliation of the operating profit under the internal management reporting system for the fiscal years ended March 31, 2006, 2007 and 2008 above to income from continuing operations before income tax expense and cumulative effect of a change in accounting principle shown on the consolidated statements of operations is as follows:

	2006	2007	2008
	(in billions)
Operating profit:	¥1,372	¥1,630	¥1,371
Trust fees adjusted for credit losses of trust assets	(1)	—	—
Provision for credit losses	(110)	(359)	(386)
Trading account profits (losses)—net	(210)	199	81
Equity investment securities gains (losses)—net	160	(11)	(224)
Debt investment securities gains (losses)—net	(11)	234	(1,197)
Foreign exchange gains (losses)—net	(501)	(223)	1,433
Equity in earnings (losses) of equity method investees	22	(57)	(34)
Impairment of Goodwill	—	—	(894)
Impairment of intangible assets	—	(185)	(79)
Minority interest in income of consolidated subsidiaries	(157)	(17)	(39)
Other—net	(34)	(76)	(20)

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	¥530	¥1,135	¥12

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2006, 2007 and 2008, and estimated total revenue, total expense, income from continuing operations before income tax expense and cumulative effect of a change in accounting principle and net income (loss) for the respective fiscal years then ended:

	Domestic	Foreign				Total
(in millions)	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)
Fiscal year ended March 31, 2006:

Total revenue(2)	¥2,168,643	¥907,397	¥221,134	¥179,293	¥121,567	¥3,598,034

Total expense(3)	2,194,354	539,505	167,519	113,831	53,152	3,068,361

Income (loss) from continuing operations before income tax expense and cumulative effect of a change in accounting principle	(25,711)	367,892	53,615	65,462	68,415	529,673

Net income (loss)	(78,430)	285,301	44,405	56,576	55,659	363,511

Total assets at end of fiscal year	152,047,224	16,651,510	9,483,190	5,242,047	2,795,476	186,219,447

Fiscal year ended March 31, 2007:

Total revenue(2)	¥3,667,946	¥1,191,629	¥540,653	¥270,158	¥193,279	¥5,863,665

Total expense(3)	3,431,105	728,720	286,173	186,650	96,086	4,728,734

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	236,841	462,909	254,480	83,508	97,193	1,134,931

Net income	63,027	248,884	169,174	44,204	55,999	581,288

Total assets at end of fiscal year	143,106,520	19,215,047	12,672,389	6,671,657	4,537,298	186,202,911

Fiscal year ended March 31, 2008:

Total revenue(2)	¥4,690,998	¥228,069	¥699,785	¥442,056	¥84,017	¥6,144,925

Total expense(3)	4,410,795	745,661	607,989	258,143	109,982	6,132,570

Income (loss) from continuing operations before income tax expense and cumulative effect of a change in accounting principle	280,203	(517,592)	91,796	183,913	(25,965)	12,355

Net income (loss)	(227,095)	(637,319)	121,257	232,242	(31,521)	(542,436)

Total assets at end of fiscal year	136,672,848	19,980,528	19,584,983	8,245,060	6,248,367	190,731,786

Notes:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for credit losses and Non-interest expense.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2007 and 2008:

	2007	2008
	(in millions)
Cash and due from banks	¥607,183	¥593,080
Interest-earning deposits in other banks	4,606,268	5,795,209

Total	¥5,213,451	¥6,388,289

Trading account assets	¥2,787,193	¥5,227,474

Investment securities	¥11,154,795	¥11,911,318

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥17,861,327	¥21,214,828

Deposits	¥17,470,230	¥19,350,699

Funds borrowed:
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	¥5,673,050	¥7,857,525
Other short-term borrowings	1,991,199	2,051,554
Long-term debt	3,721,089	3,841,507

Total	¥11,385,338	¥13,750,586

Trading account liabilities	¥1,015,794	¥2,616,821

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2007 and 2008:

	2007		2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	¥21,771	¥21,771	¥27,057	¥27,057
Trading account assets, excluding derivatives	8,568	8,568	9,882	9,882
Investment securities	49,182	49,483	42,072	42,424
Loans, net of allowance for credit losses	94,210	94,611	97,867	98,704
Other financial assets	4,996	4,996	5,321	5,321
Derivative financial instruments:
Trading activities	1,878	1,878	3,529	3,529
Activities qualifying for hedges	3	3	16	16
Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	¥35,463	¥35,463	¥35,595	¥35,595
Interest-bearing deposits	107,017	106,904	112,414	112,399
Trading account liabilities, excluding derivatives	840	840	227	227
Obligations to return securities received as collateral	3,653	3,653	5,095	5,095
Due to trust account	1,540	1,540	1,461	1,461
Other short-term borrowings	5,734	5,734	6,017	6,017
Long-term debt	14,390	14,397	13,675	13,713
Other financial liabilities	3,990	3,990	3,959	3,959
Derivative financial instruments:
Trading activities	1,786	1,786	2,701	2,701
Activities qualifying for hedges	2	2	—	—

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

Investment securities—The fair values of investment securities, where quoted market prices or secondary market prices are available, are equal to such market prices. For investment securities, when quoted market prices or secondary market prices are not available, the fair values are estimated using quoted market prices for similar securities or based on appraised value as deemed appropriate by management. The fair values of investment

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have quoted market prices or secondary market prices available. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock in the future, issued by public companies are determined by utilizing commonly accepted valuation models, such as option pricing models. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted market price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous unlisted companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The amounts not included in the above summary are ¥202 billion and ¥78 billion at March 31, 2007 and 2008, respectively.

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

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥578 billion and ¥504 billion at March 31, 2007 and 2008, respectively.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2007 and 2008 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2007 and 2008. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

32.    STOCK-BASED COMPENSATION

The following describes stock-based compensation plans of MUFG, BTMU, MUTB, MUS and UNBC and the impact of the adoption of SFAS No. 123R.

MUFG, BTMU and MUTB

MUFG, BTMU and MUTB elected to introduce a stock-based compensation plan for directors, executive officers and corporate auditors (“officers”) and obtained the necessary shareholder approval at their respective ordinary general meetings held in June 2007, while abolishing retirement gratuities program for these officers.

Following the approval, MUFG resolved at the meeting of the Board of Directors to issue stock compensation type stock options (“Stock Acquisition Rights”) to officers of MUFG, BTMU and MUTB. Usually, the Stock Acquisition Rights would be issued and granted to these officers once a year as a replacement of the former retirement gratuities program.

The class of shares to be issued or transferred on exercise of the Stock Acquisition Rights is common stock of MUFG. The number of shares to be issued or transferred on exercise of each Stock Acquisition Right

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(“number of granted shares”) is 100 shares. In the event of stock split or stock merger of common stock of MUFG, the number of granted shares shall be adjusted in accordance with the ratio of stock split or stock merger. If any events occur that require the adjustment of the number of granted shares (e.g., mergers, consolidations, corporate separations or capital reductions of MUFG), MUFG shall appropriately adjust the number of granted shares to a reasonable extent.

The contractual term of the Stock Acquisition Rights is approximately 30 years from the date of grant. Some of the Stock Acquisition Rights vest on the date of grant and the rest of the rights graded-vest depending on the holder’s service period as officers. The Stock Acquisition Rights are only exercisable after the date on which the following conditions are met: (1) holder as a director or an executive officer loses the status of both director and executive officer, (2) holder as a corporate auditor loses the status of a corporate auditor. The exercise price is ¥1 per share.

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU and MUTB for the fiscal year ended March 31, 2008:

	For the fiscal year ended March 31, 2008
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding, beginning of the period	—	¥—
Granted	2,798,000	1

Outstanding, end of the period	2,798,000	¥1	29.68	¥2,403

Exercisable, end of the period	—	¥—	—	¥—

The fair value of the Stock Acquisition Rights is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions described in the following table. The risk-free rate is based on the Japanese government bonds yield curve in effect at the date of grant based on the expected term. The expected volatility is based on the historical data from traded common stock of MUFG. The expected term is based on the average service period of officers of MUFG, BTMU and MUTB, which represents the expected outstanding period of the Stock Acquisition Rights granted. The expected dividend yield is based on the dividend rate of common stock of MUFG at the date of grant.

For the fiscal year ended March 31, 2008
Risk-free interest rate	0.95%
Expected volatility	31.07%
Expected term (in years)	4
Expected dividend yield	1.02%

The weighted-average grant-date fair value of the Stock Acquisition Rights granted during the fiscal year ended March 31, 2008 was ¥103,200.

MUFG recognized ¥2,408 million of compensation cost related to the Stock Acquisition Rights with ¥980 million of corresponding tax benefit during the fiscal year ended March 31, 2008. As of March 31, 2008, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥479 million and it is expected to be recognized over 3 months.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The plans provide for the granting of stock options having an exercise price not less than the market value of MUS’s common stock on the date of grant. The following table presents the stock option transactions for the fiscal years ended March 31, 2006 and 2007:

	2006		2007
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Outstanding, beginning of fiscal year	2,827,000	¥1,311	310,000	¥812
UFJ Tsubasa Securities Conversion	1,992,060	1,412	—	—
Exercised	(2,437,140)	1,266	(202,000)	812
Forfeited	(2,071,920)	1,244	(108,000)	812

Outstanding, end of fiscal year	310,000	¥812	—	¥—

Exercisable, end of fiscal year	310,000	¥812	—	¥—

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

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the stock plans may not be less than the fair market value on the date the option is granted. Beginning in 2006, the value of options is recognized as compensation expense over the vesting period during which the employees are required to provide service. Prior to January 1, 2006, UNBC’s

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

unrecognized compensation expense for nonvested restricted stock reduced retained earnings. The adoption of SFAS No. 123R resulted in an increase of unappropriated retained earnings and a decrease of capital surplus by ¥1,468 million, respectively, in the consolidated financial statements. The value of the restricted stock at the date of grant is recognized as compensation expense over its vesting period with a corresponding credit adjustment to capital surplus. All cancelled or forfeited options and restricted stock become available for future grants. SFAS No. 123R requires the cash flows resulting from the tax benefits of tax deductions in excess of the compensation cost recognized for share-based compensation awards (i.e., excess tax benefits) to be classified as financing cash flows. The ¥269 million of the excess tax benefits and ¥2,647 million of the exercise of stock options are classified as other cash inflows from financing activities in the consolidated statement of cash flows for the fiscal year ended March 31, 2008.

Under the 2000 Stock Plan, UNBC grants stock options and restricted stock. Additionally under this plan, UNBC issues shares of common stock upon the vesting and settlement of performance shares settled in common stock and restricted stock units, as well as upon the settlement of stock units. Under the 1997 Stock Plan, UNBC issues shares of common stock upon exercise of outstanding stock options. UNBC issues new shares of common stock for all awards under the stock plans. A total of 5,445,210 shares, 3,692,736 shares and 1,095,526 shares were available for future grants under the 2000 Stock Plan at December 31, 2005, 2006, 2007, respectively. These available shares have taken into account the outstanding number of shares of stock options and restricted stock, as well as the maximum number of shares that may be issued upon the vesting and settlement of outstanding performance shares settled in common stock and restricted stock units, and upon the settlement of outstanding stock units. The remaining shares under the 1997 Stock Plan are not available for future grants.

The Committee determined that performance share awards granted in 2006 and 2007 were to be redeemed in shares.

Stock Options

Under the 2000 Stock Plan, UNBC granted options to various key employees, including policy-making officers, and to non-employee directors for selected years. Under both the 1997 and 2000 Stock Plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, the options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions or terminates employment under certain conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33  1/3 percent on each anniversary under the 1997 Stock Plan, and are fully vested and exercisable on the grant date under the 2000 Stock Plan.

The following is a summary of stock option transactions under the stock plans:

	For the year ended December 31, 2007
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Options outstanding, beginning of the period(1)	8,326,241	$49.24
Granted	2,219,403	55.33
Exercised	(800,860)	41.58
Forfeited	(71,638)	66.16

Options outstanding, end of the period(1)	9,673,146	$51.14	4.88	$35,555

Options exercisable, end of the period	6,519,040	$47.43	4.25	$25,478

Note:

(1)	Options not expected to vest are included in options outstanding. Amounts are not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option grant is estimated on the date of grant utilizing the Black-Scholes option pricing model and using the assumptions noted in the following table. The Black-Scholes option pricing model is applied to option tranches based on expected terms that result in ranges of input assumptions, such ranges are disclosed below. Expected volatilities are based on historical data and implied volatilities from traded options on UNBC’s stock, and other factors. UNBC uses historical data to estimate option exercise and employee terminations within the valuation model. The expected term of an option granted is derived from the output of the option valuation model, which is based on historical data and represents the period of time that the option granted is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant based on the expected term.

	For the years ended December 31,
	2005	2006	2007
Weighted-average fair value—per share	$13.38	$12.31	$7.04
Risk-free interest rates (a range for 1 to 7 year tenors)	3.4 - 4.3%	4.3 - 5.05%	3.71%
Expected volatility	27.0%	16.6 - 22.9%	16.9 - 21.0%
Weighted-average expected volatility	27.0%	19.4%	19.8%
Expected term (in years)	4.4	3.4 - 5.4	3.8-4.4
Weighted-average expected dividend yield	2.7%	2.7%	4.3%

The total intrinsic value of options exercised during 2005, 2006 and 2007 was $50.4 million, $37.9 million and $16.0 million, with a corresponding tax benefit of $17.9 million, $13.5 million and $5.7 million, respectively. The total fair value of options vested during the years ended December 31, 2005, 2006 and 2007 was $38.3 million, $28.9 million and $20.5 million, respectively.

UNBC recognized $22.4 million and $13.0 million of compensation cost for share-based payment arrangements related to stock option awards with $8.4 million and $5.0 million of corresponding tax benefit during the years ended December 31, 2006 and 2007, respectively. As of December 31, 2007, the total unrecognized compensation cost related to nonvested stock option awards was $17.5 million and the weighted-average period over which the cost is expected to be recognized was 1.2 years.

Restricted Stock

In general, restricted stock awards are granted under the 2000 Stock Plan to key employees, and in 2005, to non-employee directors. The awards of restricted stock granted to employees vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, they vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age, and service conditions or terminates employment under certain conditions. The awards of restricted stock granted to existing non-employee directors in 2005 vested in full in July 2006. Restricted stockholders have the right to vote their restricted shares and receive dividends. The grant date fair value of awards is equal to the closing price on date of grant.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of UNBC’s nonvested restricted stock awards as of December 31, 2007 and changes during the period ended December 31, 2007:

	For the year ended December 31, 2007
	Number of shares	Weighted-average grant date fair value
Nonvested restricted awards, beginning of the period	840,003	$62.59
Granted	337,887	53.31
Vested	(247,191)	62.94
Forfeited	(49,582)	62.15

Nonvested restricted awards, end of the period	881,117	$59.00

The total fair value of the restricted stock awards vested was $1.5 million during 2005, $8.8 million during 2006 and $15.6 million during 2007, with a corresponding tax benefit of $0.6 million, $3.1 million and $5.0 million, respectively.

UNBC recognized $7.6 million, $14.4 million and $14.4 million of compensation cost for share-based payment arrangements related to restricted stock awards with $2.9 million, $5.4 million and $5.5 million of corresponding tax benefit during the years ended December 31, 2005, 2006 and 2007, respectively. At December 31, 2007, the total unrecognized compensation cost related to nonvested restricted awards was $41.0 million, and the weighted-average period over which it is expected to be recognized was 1.6 years.

Restricted Stock Units and Stock Units

Starting in July 2006, UNBC granted restricted stock units to non-employee directors. These restricted stock units consist of an annual grant, and in the case of new non-employee directors, an annual grant and an initial grant. In general, the annual grant vests in full on the first anniversary of the grant date, and the initial grant vests in three equal installments on each of the first three anniversaries of the grant date. The grant date fair value of awards is equal to the closing price on date of grant. During the year ended December 31, 2007, UNBC granted 22,995 restricted stock units with a weighted-average grant date fair value of $57.84 per unit. There were no restricted stock units forfeited during the year ended December 31, 2007. The total fair value of the restricted stock units that vested during the year ended December 31, 2007 was $0.8 million. UNBC recognized $0.3 million and $1.0 million of compensation cost with a corresponding $0.1 million and $0.4 million in tax benefits related to these grants for the year ended December 31, 2006 and 2007, respectively. As of December 31, 2007, the total unrecognized compensation cost related to restricted stock units was $1.0 million and the weighted-average period over which it is expected to be recognized was 9 months.

The restricted stock unit participants do not have voting or other stockholder rights. However, the participants’ stock unit accounts receive dividend equivalents, reflecting the aggregate dividends earned based on the total number of restricted stock units outstanding, in the form of additional restricted stock units. Participants may elect to defer the delivery of vested shares of common stock at predetermined dates as defined in the plan agreements. UNBC will issue new shares under the 2000 Stock Plan upon vesting and settlement of these grants, which are redeemable only in shares.

Non-employee directors may irrevocably elect to defer all or a portion of the cash retainer and/or fees payable to them for services on the Board of Directors and its committees in the form of stock units. At the time of deferral, a bookkeeping account is established on behalf of the director and credited with a number of fully vested stock units. The director will receive a number of stock units equal to the number of shares of common

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock when the deferred compensation is payable. Dividend equivalents are credite to the stock unit accounts. Stock units have no voting rights. UNBC will issue new shares under the 2000 Stock Plan upon settlement of the stock units.

Performance Share Plan

Effective January 1, 1997, UNBC established a Performance Share Plan. At the discretion of the Committee, eligible participants may earn performance share awards to be redeemed in cash and/or shares three years after the date of grant. Performance shares are linked to stockholder value in two ways: (1) the market price of UNBC’s common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The plan was amended in 2004 increasing the total number of shares that can be granted under the plan to 2.6 million shares. The following is a summary of shares granted and available for future grants under the Performance Share Plan:

	For the years ended December 31,
	2005	2006	2007
Performance shares:
Granted	78,000	62,100	70,614
Available for future grant, year end	2,193,383	2,132,333	2,063,219

Performance Shares—Redeemable in Cash

All performance shares granted prior to 2006 are redeemable in cash and therefore are accounted for as liabilities. The value of a performance share under the liability method is equal to the average month-end closing price of the UNBC’s common stock for the final six months of the performance period. All cancelled or forfeited performance shares become available for future grants. The following is a summary of performance shares that are redeemable in cash under the Performance Share Plan:

	For the years ended December 31,
	2005	2006	2007
	(in millions, except number of shares)
Performance shares granted	78,000	—	—
Performance shares forfeited	19,200	—	—
Fair value of performance shares that vested	$4.5	$9.4	$6.7
Cash payments made for performance shares that vested	$6.5	$5.8	$7.8
Fair value of performance shares that vested and deferred	$0.4	$0.3	—
Performance shares compensation expense	$9.0	$1.8	$1.7
Tax benefit related to compensation expense	$3.4	$0.7	$0.6
Liability for cash settlement of performance shares, year end	$15.7	$11.7	$5.7

The compensation cost related to these grants that are redeemable in cash was fully recognized as of December 31, 2007.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Performance Shares—Redeemable in Shares

The following is a summary of performance shares that are redeemable in shares under the Performance Share Plan:

	For the years ended December 31,
	2006	2007
	(in millions, except number of shares and per share amount)
Performance shares granted	62,100	70,614
Weighted average grant date fair value—per share	$69.96	$63.10
Performance shares forfeited	1,050	1,500
Fair value of performance shares that vested during the year	$0.2	$0.6
Performance shares compensation expense	$2.8	$4.8
Tax benefit related to compensation expense	$1.1	$1.8

As of December 31, 2007, the total unrecognized compensation cost related to grants that are redeemable in shares was $4.6 million and the weighted-average period over which it is expected to be recognized was 11 months. UNBC issues new shares under the 2000 Stock Plan upon vesting and settlement of these grants that are redeemable in shares.

33.    PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTMU and MUTB are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Also, retained earnings of these banking subsidiaries are restricted, except for ¥2,120,999 million, in accordance with the statutory reserve requirements under the Company Law at March 31, 2008 (see Notes 21 and 22).

The following table presents the parent company only financial information of MUFG.

Condensed Balance Sheets

	2007	2008
	(in millions)
Assets:
Cash and interest-earning deposits with banks	¥42,225	¥50,140
Investments in subsidiaries and affiliated companies	11,527,338	9,393,894
Other assets	112,151	118,504

Total assets	¥11,681,714	¥9,562,538

Liabilities and shareholders’ equity:
Short-term borrowings from subsidiaries	¥57,380	¥174,000
Long-term debt from subsidiaries and affiliated companies	504,619	332,645
Long-term debt	666,600	549,900
Other liabilities	19,803	15,878

Total liabilities	1,248,402	1,072,423

Total shareholders’ equity	10,433,312	8,490,115

Total liabilities and shareholders’ equity	¥11,681,714	¥9,562,538

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Operations

	2006	2007	2008
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥1,015,637	¥500,776	¥514,883
Management fees from subsidiaries	11,674	11,749	13,970
Interest income	1	228	477
Other income	16,329	506	591

Total income	1,043,641	513,259	529,921

Expense:
Operating expenses	9,675	9,592	13,000
Interest expense to subsidiaries and affiliated companies	13,905	15,008	10,660
Interest expense	3,486	6,719	6,301
Other expense	5,273	3,294	1,193

Total expense	32,339	34,613	31,154

Equity in undistributed net income (loss) of subsidiaries and affiliated companies	(643,016)	105,074	(1,044,933)

Income (loss) before income tax expense (benefit)	368,286	583,720	(546,166)
Income tax expense (benefit)	4,775	2,432	(3,730)

Net income (loss)	¥363,511	¥581,288	¥(542,436)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	2006	2007	2008
	(in millions)
Operating activities:
Net income (loss)	¥363,511	¥581,288	¥(542,436)
Adjustments and other	480,264	5,268	1,035,759

Net cash provided by operating activities	843,775	586,556	493,323

Investing activities:
Proceeds from sales of stock investment in subsidiaries and affiliated companies	14,251	—	1,792
Purchases of equity investments in subsidiaries and affiliated companies	(228,498)	—	(148,541)
Net decrease (increase) in interest-earning deposits with banks	25,488	(4,683)	(3,406)
Proceeds from capital repayment by a subsidiary	—	52,085	118,018
Other—net	41,467	571	5,988

Net cash provided by (used in) investing activities	(147,292)	47,973	(26,149)

Financing activities:
Net increase (decrease) in short-term borrowings from subsidiaries	(323,600)	12,980	116,620
Proceeds from issuance of long-term debt to subsidiaries and affiliated companies	230,800	1,415	500
Proceeds from issuance of long-term debt	450,000	—	—
Repayment of long-term debt	—	(25,000)	(125,000)
Repayment of long-term debt to subsidiaries and affiliated companies	(84,046)	(289,429)	(163,998)
Proceeds from sales of treasury stock	4,933	62,984	781
Payments for redemption of preferred stock	(122,100)	—	—
Payments to acquire treasury stock	(775,242)	(292,182)	(151,365)
Dividends paid	(64,220)	(103,060)	(141,182)
Other—net	(11,395)	(3,105)	979

Net cash used in financing activities	(694,870)	(635,397)	(462,665)

Net increase (decrease) in cash and cash equivalents	1,613	(868)	4,509
Cash and cash equivalents at beginning of fiscal year	3,279	4,892	4,024

Cash and cash equivalents at end of fiscal year	¥4,892	¥4,024	¥8,533

34.	SPECIAL PURPOSE COMPANIES ISSUING NON-DILUTIVE PREFERRED SECURITIES

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Preferred Securities are non-dilutive and not convertible into MUFG’s common shares. The Preferred Securities were accounted as part of MUFG’s Tier I capital at March 31, 2007 and 2008 under its capital adequacy requirements.

These funding vehicles are not consolidated in accordance with FIN No. 46R as more fully discussed in Note 26. The funds raised through such funding vehicles are primarily loaned to the MUFG Group and presented as Long-term debt in the consolidated balance sheet at March 31, 2007 and 2008.

35.    EVENTS SINCE MARCH 31, 2008

Approval of Dividends

On June 27, 2008, the shareholders approved the payment of cash dividends to the shareholders of record on March 31, 2008, of ¥30.00 per share of Class 3 Preferred Stock, ¥7.95 per share of Class 8 Preferred Stock, ¥2.65 per share of Class 11 Preferred Stock, ¥5.75 per share of Class 12 Preferred Stock, totaling ¥3,334 million, and ¥7.00 per share of Common stock, totaling ¥72,525 million.

Agreement with JAL International on JALCARD Share Transfer and Business Partnership

On May 2, 2008, BTMU reached an agreement with Japan Airlines International Co., Ltd. (“JALI”), a subsidiary of the Japan Airlines Corporation, on the transfer to BTMU of the issued shares of JALCARD Inc. (“JALCARD”), a wholly owned subsidiary of JALI. JALI transferred 3,950 shares out of its total holding of 8,000 JALCARD shares (representing 49.375% of voting rights) to BTMU as of July 1, 2008.

Also as part of the agreement, JALI, JALCARD, BTMU, Mitsubishi UFJ NICOS, and JCB Co., Ltd. agreed on a business partnership relating to the credit card operations. As a result of this business alliance, JALI plans to grant BTMU certain priority rights relating to the issuance of JAL branded credit cards.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Share Exchange Transaction to Make Mitsubishi UFJ NICOS a Wholly Owned Subsidiary

On May 28, 2008, MUFG and Mitsubishi UFJ NICOS entered into a share exchange agreement to make Mitsubishi UFJ NICOS a wholly owned subsidiary of MUFG. The share exchange ratios were set at 0.37 shares of MUFG common stock to one share of Mitsubishi UFJ NICOS common stock and at 1.39 shares of MUFG common stock to one share of Mitsubishi UFJ NICOS Class 1 Stock.

On June 27, 2008, Mitsubishi UFJ NICOS shareholders approved the share exchange transaction. Accordingly, Mitsubishi UFJ NICOS common stock was delisted from the Tokyo Stock Exchange on July 28, 2008 and the share exchange became effective on August 1, 2008. MUFG allocated 447,982,086 shares of common stock, previously held as treasury stock, for this transaction.

Share Transfer Agreement with Norinchukin

On May 28, 2008, MUFG entered into a basic agreement with the Norinchukin Bank (“Norinchukin”) in which MUFG agreed to make Mitsubishi UFJ NICOS a wholly owned subsidiary and then transfer a portion of its shares of Mitsubishi UFJ NICOS common stock to Norinchukin. On August 1, 2008, in accordance with the basic agreement, MUFG entered into a share transfer agreement, pursuant to which MUFG transferred 244 million shares of Mitsubishi UFJ NICOS common stock to Norinchukin in exchange for ¥84,424 million on August 8, 2008.

Basic Agreement on the Business Integration between Bank of Ikeda and Senshu Bank

On May 30, 2008, BTMU signed a basic agreement with Senshu Bank, a regional bank subsidiary of BTMU headquartered in Osaka, and the Bank of Ikeda Ltd. (“Bank of Ikeda”), another regional bank headquartered in Osaka, concerning the planned business integration between the two regional banks.

Senshu Bank and Bank of Ikeda are planning to establish a new company on April 1, 2009 after the execution of a definitive agreement, which is expected to occur by November 28, 2008.

Redemption of “Non-dilutive” Preferred Securities Issued by a Special Purpose Company

On June 30, 2008, Tokai Preferred Capital Company L.L.C., a special purpose company established in Delaware, redeemed total $1 billion of non-cumulative and non-dilutive perpetual preferred securities. These securities were accounted for as part of MUFG’s Tier I capital at March 31, 2008 under the BIS capital adequacy requirements.

Stock Compensation Type Stock Options (Stock Acquisition Rights)

On July 15, 2008, MUFG allotted the directors, executive officers and corporate auditors of MUFG, BTMU, MUTB and MUS stock acquisition rights to acquire an aggregate amount of 3,263,600 shares of MUFG’s common stock. The stock acquisition rights have an exercise price of ¥1 per common share, and are exercisable until July 14, 2038.

Repurchase of MUFG’s Common Stock from BTMU and MUTB

On July 31, 2008, MUFG resolved, at the meeting of the Board of Directors, to repurchase its own shares which were once allocated to BTMU and MUTB pursuant to the share exchange on August 1, 2008. MUFG repurchased 247,677,147 shares from BTMU and 765,900 shares from MUTB respectively, and the aggregate purchase price was ¥239,251 million.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Issuance of “Non-dilutive” Preferred Securities by a Special Purpose Company

On July 31, 2008, MUFG established MUFG Capital Finance 7 Limited, a special purpose company in the Cayman Islands, for the issuance of preferred securities to strengthen the capital base of BTMU and MUTB.

On September 2, 2008, MUFG Capital Finance 7 Limited issued ¥222 billion in non-cumulative perpetual preferred securities. These securities are accounted for as part of MUFG’s Tier I capital under the BIS capital adequacy requirements.

Conversion of Class 8 Preferred Stock

On August 1, 2008, 17,700,000 shares of Class 8 Preferred Stock owned by Norinchukin were converted into 43,895,180 shares of newly issued common stock. As a result, numbers of outstanding common stock of MUFG increased to 10,905,538,970 shares.

Commencement of a Cash Tender Offer by BTMU to Make UNBC a Wholly Owned Subsidiary

On August 18, 2008, MUFG and BTMU resolved, at the meeting of the Board of Directors, to commence a cash tender offer in the United States for all of the outstanding shares of common stock of UNBC and to execute the definitive merger agreement which has been approved by the Board of Directors of UNBC as well.

In accordance with the merger agreement, on August 29, 2008, BTMU commenced a tender offer to acquire all of the shares of UNBC’s common stock not owned by BTMU for $73.50 per share in cash. The tender offer will expire on September 26, 2008, unless it is extended.

Under the merger agreement, the consummation of the tender offer will be followed by a merger in which any shares of UNBC not tendered through the tender offer will be acquired at the same price in cash, subject to customary appraisal rights. Upon completion of the merger, UNBC will become a wholly owned subsidiary of BTMU. The total funds required to complete the acquisition of UNBC by BTMU are estimated to be approximately ¥385 billion. BTMU intends to use cash on hand to fund the acquisition.

Commencement of a Cash Tender Offer for Shares of ACOM

On September 16, 2008, MUFG commenced a tender offer for up to 38,140,000 common shares of ACOM CO., LTD. (“ACOM”), which amounts to 23.89% of the total number of issued shares of ACOM. ACOM is one of the largest consumer finance company in Japan, which mainly engages in loan business, credit card business and loan guarantee business. Through the tender offer, the MUFG Group expects to increase the voting rights ratio in ACOM to 40.04%. The purchase price has been set at ¥4,000 per share, and the aggregate purchase price is expected to be ¥152,560 million. The tender offer is scheduled to expire on October 21, 2008, unless it is extended through October 29, 2008 by ACOM.

On September 8, 2008, ACOM agreed to issue up to 18,000,000 shares for ¥3,200 per share to MUFG with a payment period between October 23, 2008 and December 12, 2008. MUFG also agreed to purchase the additional shares to the extent that the MUFG Group’s voting rights ratio in ACOM does not exceed 40.04% after the tender offer and the purchase of additional shares.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Filing of a Bankruptcy Petition by Lehman Brothers Holdings

On September 15, 2008, Lehman Brothers Holdings Inc. (“LBHI”) filed a petition under Chapter 11 of the US Bankruptcy Code with the US Bankruptcy Court for the Southern District of New York. The MUFG Group determined that the filing by LBHI was attributable to the deterioration of the asset-backed securitization products market and residential mortgage market in the United States subsequent to March 31, 2008, and did not reflect the impact of LBHI’s bankruptcy on the accompanying consolidated financial statements for the fiscal year ended March 31, 2008. Although the impact of these developments is currently being reviewed, the MUFG Group estimates that these developments will adversely affect income from continuing operations before income tax expense for the fiscal year ending March 31, 2009 by approximately ¥20 to ¥30 billion.

* * * * *

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ NOBUO KUROYANAGI
Name:	Nobuo Kuroyanagi
Title:	President and Chief Executive Officer

Date: September 19, 2008

EXHIBIT INDEX

Exhibit		Description
1	(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 28, 2007. (English translation)*

1	(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006. (English translation)**

1	(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 31, 2006. (English translation)**

1	(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on September 30, 2007. (English Translation)

2	(a)	Form of stock certificates.

2	(b)	Form of American Depositary Receipt.**

2	(c)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.**

4	(a)	Share Exchange Agreement, dated March 28, 2007, between Mitsubishi UFJ Financial Group, Inc. and Mitsubishi UFJ Securities Co., Ltd. (English translation)***

4	(b)	Share Exchange Agreement, dated May 28, 2008, between Mitsubishi UFJ Financial Group, Inc. and Mitsubishi UFJ NICOS Co., Ltd. (English translation)

4	(c)	Agreement and Plan of Merger among UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub, dated as of August 18, 2008.

8		Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11		Ethical framework and code of conduct, compliance rules, compliance manual and rules of employment of Mitsubishi UFJ Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)*

12		Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13		Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15		Consent of independent registered public accounting firm.

*	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 21, 2007.
**	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 28, 2006.
***	Incorporated by reference to Annex A to the final Prospectus filed pursuant to Rule 424(b)(3) and relating to the Registration Statement on Form F-4 (Reg. No. 333-138106).