Form 20-F
period 2009-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2009-09-02
CIK 67088

As filed with the Securities and Exchange Commission on September 2, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

At March 31, 2009, (1) 11,648,360,720 shares of common stock (including 9,080,212 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock), (2) 100,000,000 shares of first series of class 3 preferred stock, (3) 156,000,000 shares of first series of class 5 preferred stock, and (4) 1,000 share of class 11 preferred stock.

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐    No  ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item  17  ☐    Item 18  ☐

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

When we refer in this Annual Report to “MUFG,” “we,” “us,” “our” and the “Group,” we generally mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries, but from time to time as the context requires, we mean Mitsubishi UFJ Financial Group, Inc. as an individual legal entity. Similarly, references to “MTFG” and “UFJ Holdings” are to Mitsubishi Tokyo Financial Group, Inc. and to UFJ Holdings, Inc., respectively, as well as to MTFG and UFJ Holdings and their respective consolidated subsidiaries, as the context requires. Unless the context otherwise requires, references in this Annual Report to the financial results or business of the “MTFG group” and the “UFJ group” refer to those of MTFG and UFJ Holdings and their respective consolidated subsidiaries. In addition, our “major banking subsidiaries” refers to The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation. References in this Annual Report to “yen” or “¥” are to Japanese yen and references to “US dollars,” “US dollar,” “dollars,” “US$” or “$” are to United States dollars. Our fiscal year ends on March 31 of each year. References to years not specified as being fiscal years are to calendar years.

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

Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, business plan, targets, belief or current expectations or the current belief or current expectations of our management with respect to our results of operations and financial condition, including, among other matters, our problem loans and loan losses. In many, but not all cases, we use words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk,” “will,” “may” and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are aimed, anticipated, believed, estimated, expected, intended or planned, or otherwise stated.

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

A.    Selected Financial Data

The selected statement of operations data and selected balance sheet data set forth below have been derived from our audited consolidated financial statements. On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, merged with UFJ Holdings, Inc. with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc., or MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, numbers as of and for the fiscal year ended March 31, 2005 reflect the financial position and results of MTFG and its subsidiaries only. Numbers as of March 31, 2006 reflect the financial position of MUFG while numbers for the fiscal year ended March 31, 2006 comprise the results of MTFG and its subsidiaries for the six months ended September 30, 2005 and the results of MUFG from October 1, 2005 to March 31, 2006. Numbers as of and for the fiscal years ended March 31, 2007, 2008 and 2009 reflect the financial position and results of MUFG.

Except for risk-adjusted capital ratios, which are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, and the average balance information, the selected financial data set forth below are derived from our consolidated financial statements prepared in accordance with US GAAP.

You should read the selected financial data set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and other financial data included elsewhere in this Annual Report on Form 20-F. These data are qualified in their entirety by reference to all of that information.

	Fiscal years ended March 31,
	2005		2006		2007		2008	2009
	(in millions, except per share data and number of shares)
Statement of operations data:
Interest income	¥1,438,701		¥2,530,682		¥3,915,729		¥4,366,811	¥3,895,794
Interest expense	469,606		882,069		1,585,963		2,087,094	1,599,389

Net interest income	969,095		1,648,613		2,329,766		2,279,717	2,296,405
Provision for credit losses	108,338		110,167		358,603		385,740	626,947

Net interest income after provision for credit losses	860,757		1,538,446		1,971,163		1,893,977	1,669,458
Non-interest income	986,810		1,067,352		1,947,936		1,778,114	175,099
Non-interest expense	1,129,173		2,076,125		2,784,168		3,659,736	3,572,525

Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accounting principle	718,394		529,673		1,134,931		12,355	(1,727,968)
Income tax expense (benefit)	303,755		165,473		552,826		553,045	(259,928)

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	414,639		364,200		582,105		(540,690)	(1,468,040)
Income (loss) from discontinued operations—net	1,493		8,973		(817)		(1,746)	—
Cumulative effect of a change in accounting principle, net of tax(1)	(977)		(9,662)		—		—	—

Net income (loss)	¥415,155		¥363,511		¥581,288		¥(542,436)	¥(1,468,040)

Net income (loss) available to common shareholders	¥408,318		¥156,842		¥300,227		¥(557,014)	¥(1,491,593)

Amounts per share:
Basic earnings (loss) per common share—income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥62.64		¥19.40		¥29.94		¥(53.88)	¥(137.84)
Basic earnings (loss) per common share—net income (loss) available to common shareholders	62.72		19.31		29.86		(54.05)	(137.84)
Diluted earnings (loss) per common share—income (loss) from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	62.40		19.04		29.76		(53.88)	(137.84)
Diluted earnings (loss) per common share—net income (loss) available to common shareholders	62.48		18.95		29.68		(54.05)	(137.84)
Number of shares used to calculate basic earnings (loss) per common share (in thousands)	6,510,461		8,120,732		10,053,408		10,305,911	10,821,091
Number of shares used to calculate diluted earnings (loss) per common share (in thousands)	6,516,375	(2)	8,120,733	(3)	10,053,409	(3)	10,305,911	10,821,091
Cash dividends per share declared during the fiscal year:
— Common stock	¥6.00		¥9.00		¥9.00		¥13.00	¥14.00
	$0.06		$0.08		$0.08		$0.11	$0.14
— Preferred stock (Class 1)	¥82.50		¥41.25		—		—	—
	$0.77		$0.37		—		—	—
— Preferred stock (Class 2)	¥8.10		—		—		—	—
	$0.07		—		—		—	—
— Preferred stock (Class 3)	—		¥37.07		¥60.00		¥60.00	¥60.00
	—		$0.31		$0.52		$0.51	$0.61
— Preferred stock (Class 8)	—		—		¥23.85		¥15.90	¥7.95
	—		—		$0.21		$0.14	$0.07
— Preferred stock (Class 9)	—		—		¥18.60		—	—
	—		—		$0.16		—	—
— Preferred stock (Class 10)	—		—		¥19.40		—	—
	—		—		$0.17		—	—
— Preferred stock (Class 11)	—		—		¥7.95		¥5.30	¥5.30
	—		—		$0.07		$0.05	$0.05
— Preferred stock (Class 12)	—		—		¥17.25		¥11.50	¥11.50
	—		—		$0.15		$0.10	$0.12

	At March 31,
	2005	2006	2007	2008	2009
	(in millions)
Balance sheet data:
Total assets(5)	¥110,159,923	¥188,749,117	¥188,929,469	¥195,766,083	¥193,499,417
Loans, net of allowance for credit losses	50,164,144	94,494,608	94,210,391	97,867,139	99,153,703
Total liabilities(5)	105,786,826	179,080,964	178,496,157	187,275,968	187,264,522
Deposits	71,143,099	126,639,931	126,587,009	129,240,128	128,331,052
Long-term debt	5,981,747	13,889,525	14,389,930	13,675,250	13,273,288
Total shareholders’ equity	4,373,097	9,668,153	10,433,312	8,490,115	6,234,895
Capital stock(4)	1,084,708	1,084,708	1,084,708	1,084,708	1,127,552

	Fiscal years ended March 31,
	2005	2006	2007	2008	2009
	(in millions, except percentages)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other financial data:
Average balances:
Interest-earning assets	¥99,282,143	¥135,385,329	¥168,767,341	¥172,467,323	¥173,242,745
Interest-bearing liabilities	92,226,818	118,120,185	146,796,013	156,151,982	156,084,859
Total assets(5)	112,635,733	161,481,516	188,311,147	197,946,692	196,214,390
Total shareholders’ equity	3,880,044	7,106,910	9,823,404	9,957,382	7,974,628

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Return on equity and assets:
Net income (loss) available to common shareholders as a percentage of total average assets(5)	0.36%	0.10%	0.16%	(0.28)%	(0.76)%
Net income (loss) available to common shareholders as a percentage of total average shareholders’ equity	10.52%	2.21%	3.06%	(5.59)%	(18.70)%
Dividends per common share as a percentage of basic earnings per common share	9.57%	46.60%	30.14%	— (6)	— (6)
Total average shareholders’ equity as a percentage of total average assets(5)	3.44%	4.40%	5.22%	5.03%	4.06%
Net interest income as a percentage of total average interest-earning assets	0.98%	1.22%	1.38%	1.32%	1.33%
Credit quality data:
Allowance for credit losses	¥739,872	¥1,012,227	¥1,112,453	¥1,134,940	¥1,156,638
Allowance for credit losses as a percentage of loans	1.45%	1.06%	1.17%	1.15%	1.15%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥1,285,204	¥2,044,678	¥1,699,500	¥1,679,672	¥1,792,597
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	2.52%	2.14%	1.78%	1.70%	1.79%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	57.57%	49.51%	65.46%	67.57%	64.52%
Net loan charge-offs	¥260,622	¥136,135	¥262,695	¥355,892	¥576,852

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loan charge-offs as a percentage of average loans	0.51%	0.19%	0.27%	0.37%	0.58%
Average interest rate spread	0.94%	1.12%	1.24%	1.19%	1.23%
Risk-adjusted capital ratio calculated under Japanese GAAP(7)	11.76%	12.20%	12.54%	11.19%	11.77%

Notes:
(1)	Effective April 1, 2004, we adopted Financial Accounting Standards Board Interpretation, or FIN, No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” Effective March 31, 2006, we adopted FIN No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.”
(2)	Includes the common shares potentially issuable by conversion of the Class 2 Preferred Stock.
(3)	Includes the common shares potentially issuable by conversion of the Class 11 Preferred Stock.
(4)	Amounts include common shares and convertible Class 2 Preferred Stock. Redeemable Class 1 and Class 3 Preferred Stock are excluded.
(5)	Effective April 1, 2008, we discontinued netting out derivative assets and liabilities under master netting agreements and we now present them on a gross basis. See Note 1 “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” section for the detail. We have restated average balances, as well as year-end balances, of “Total assets” and “Total liabilities” in the previous periods from 2005 to 2008. Accordingly “Net income (loss) available to a common shareholder as a percentage of total average assets” and “Total average shareholders’ equity as a percentage of total average assets” have been restated.
(6)	Percentages of basic loss per common share have not been presented because such information is not meaningful.
(7)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per US$1.00. On August 18, 2009, the noon buying rate was ¥94.72 to US$1.00 and the inverse noon buying rate was US$1.06 to ¥100.00.

	Year 2009
	March	April	May	June	July	August(1)
High	¥99.34	¥100.71	¥99.24	¥98.56	¥96.41	¥97.65
Low	¥93.85	¥96.49	¥94.45	¥95.19	¥92.33	¥94.33

Note:

(1)	Period from August 1, 2009 to August 18, 2009.

	Fiscal years ended March 31,
	2005	2006	2007	2008	2009
Average (of month-end rates)	¥107.28	¥113.67	¥116.55	¥113.61	¥100.85

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

Risks Related to Our Business

We have experienced and may continue to experience difficulty integrating our operations with those of the UFJ group and, as a result, may have difficulty achieving the benefits expected from the integration.

Since our merger with UFJ Holdings in October 2005, we have been implementing a business integration plan that is complex, time-consuming and costly. Achieving the targeted revenue synergies and cost savings is dependent on the successful implementation of our ongoing integration process. We may not succeed in addressing the risks or other problems encountered in the ongoing integration process. In particular, there may be delays or other difficulties in coordinating, consolidating and integrating the branch and subsidiary networks, and customer products and services of the two groups as planned. These and other problems in the ongoing integration process may cause us to incur significant unanticipated additional costs, preventing us from achieving the previously announced cost reduction targets as scheduled. In addition, the two groups’ previous relationships with their respective customers, employees and strategic partners could be impaired in future periods. Those problems could also damage our reputation. In addition, previously expected revenue synergies may not materialize in the expected time period if we fail to address any problems that arise in the ongoing integration process. If we are unable to resolve smoothly any problems that arise in the ongoing integration process, our business, results of operations, financial condition and stock price may be materially and adversely affected.

We may have difficulty achieving the benefits expected from the recently completed and planned mergers and other business combinations.

In line with our ongoing strategic effort to create a leading comprehensive financial group that offers a broad range of financial products and services, we have recently completed or are planning to complete mergers and other business combinations, including transactions with some of our subsidiaries and equity method investees. For example, in August 2008, we acquired, through a share exchange transaction, all the shares of our consolidated subsidiary, Mitsubishi UFJ NICOS Co., Ltd., not owned by us, and sold a minority stake in Mitsubishi UFJ NICOS to The Norinchukin Bank. In November 2008, our consolidated subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, completed the acquisition of all of the shares of common stock of UnionBanCal Corporation, or UNBC, not owned by us. In March 2009, we signed a memorandum of understanding with Morgan Stanley to form a securities joint venture combining our consolidated subsidiary, Mitsubishi UFJ Securities Co., Ltd., or MUS, and Morgan Stanley Japan Securities Co., Ltd., by March 2010, subject to regulatory approval. We intend to own a 60% interest in the joint venture. In addition, we regularly review opportunities to pursue new acquisitions or business combinations.

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

Our recently completed and planned investments may increase our exposure to market fluctuations and other factors over which we have little or no control.

In line with our ongoing strategic effort to create a leading comprehensive financial group that offers a broad range of financial products and services, we have recently agreed to enter into, and have entered into, several business combinations and strategic business alliances. For example,

•

on October 2, 2008, we acquired 9.9% of the issued shares of Aberdeen Asset Management PLC, or Aberdeen, and intend to increase our holdings but not to a level that exceeds 19.9%, subject to receiving the required regulatory approvals;

•

on October 13, 2008, we purchased approximately $9 billion of convertible and non convertible shares of Morgan Stanley preferred stock, which provided us with an approximately 21% interest in Morgan Stanley on a fully diluted basis at the time of our purchase, which interest decreased to approximately 20% on a fully diluted basis as a result of the US Department of the Treasury’s subsequent purchase of a warrant to purchase up to 65,245,759 shares of common stock. Since this initial investment, we have acquired 46,553,055 additional shares of common stock for a total of approximately $1,176 million and sold back to Morgan Stanley $705 million of the non convertible preferred stock. As a result of these transactions, our interest in Morgan Stanley remains approximately 20% on a fully diluted basis. We have also signed a memorandum of understanding with Morgan Stanley to form a securities joint venture in Japan and a memorandum of understanding to expand the scope of our strategic alliance into new geographies and businesses; and

•	on October 21, 2008, we completed a tender offer for outstanding shares of ACOM CO., LTD., common stock raising our stake in ACOM to approximately 40%.

The fair value of our investments in those financial institutions may be impaired if their business results are adversely affected by current or future financial market instability or otherwise, resulting in a decline in the fair value of their securities that is other than temporary. Any significant impairment of the fair value of our investments could have a material adverse impact on our results of operations and financial condition.

Changes in economic policies of governments and central banks, laws and regulations, including capital adequacy requirements for financial institutions, and applicable accounting rules implemented in response to current and future market fluctuations, may have a greater impact on our results of operations and financial condition because of our recent investments.

In addition, the most significant investments we have made or announced in the fiscal year ended March 31, 2009 involve companies in industries undergoing significant change or restructuring. As a result, it may be difficult to evaluate the prospects of such investments based on historical results, and our results of operations may be subject to greater uncertainty.

In cases where we hold a minority interest in the investees, we typically cannot control the operations and assets of these investees or make major decisions without the consent of other shareholders or participants. In some cases, increasing our shareholding to a controlling stake could also trigger additional regulatory approvals and subject us to significantly increased regulatory supervision. If our investees encounter financial or other business difficulties, if their strategic objectives change or if they no longer perceive us to be an attractive alliance partner, they may no longer desire or be able to participate in alliances with us. Our business and results of operations could be adversely affected if we are unable to continue with one or more strategic business alliances.

For a more detailed discussion of recently completed and planned investments, see “Item 4.B. Information on the Company—Business Overview” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected. We may also need to reduce our strategic shareholdings which could affect our relationship with customers.

We hold large amounts of marketable equity securities, of which a significant portion are securities of Japanese issuers. The market values of these securities are inherently volatile. We have recently experienced impairment losses on our marketable equity securities as a result of a decline in Japanese stock prices. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥12,656.42 at April 1, 2008 to ¥8,109.53 at March 31, 2009. The Nikkei Stock Average was ¥10,284.96 on August 18, 2009. The Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, declined from 1,230.49 at April 1, 2008 to 789.54 at March 31, 2009. The TOPIX was 949.66 on August 18, 2009. If the Japanese stock market or other global markets further decline or do not improve, we may incur additional losses on our securities portfolio. Further declines in the Japanese stock market or other global markets may also materially and adversely affect our capital ratios, results of operations and financial condition. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.”

In addition, like many Japanese financial institutions, a substantial portion of our equity securities portfolio is held for strategic and business relationship purposes. The sale of equity securities, whether to reduce our risk exposure to fluctuations in equity security prices, or otherwise, will reduce our strategic shareholdings, which may have an adverse effect on relationships with our customers. Our plans to further reduce our strategic shareholdings may also encourage some of our customers to sell their shares of our common stock, which may have a negative impact on our stock price.

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

We undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. We also have significant business operations abroad, including operations of UNBC, in the United States and elsewhere. Our income from these activities as well as our foreign assets and liabilities resulting from our international operations are subject to volatility caused by, among other things, changes in interest rates, foreign currency exchange rates and equity and debt prices. For example:

•

increases in interest rates may have an adverse effect on the value of our fixed income securities portfolio, as discussed in “—Changes in interest rate policy, particularly unexpected or sudden increases in interest rates, could adversely affect the value of our bond and financial derivatives portfolios, problem loans and results of operations” below; and

•

fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our financial condition, including our capital ratios, to the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, and will create foreign currency translation gains or losses, as described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Effect of the Change in Exchange Rates on Foreign Currency Translation.”

In addition, downgrades of the credit ratings of some of the securities in our portfolio could negatively affect our results of operations. Our trading and investment activities in financial instruments may also be adversely affected by regulatory measures taken by government agencies. Our results of operations and financial condition are exposed to the risks of loss associated with these activities. For a discussion of our investment portfolio and related risks see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition—Investment Portfolio” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

We may suffer additional credit-related losses in the future due to problem loans.

When we loan money or commit to loan money, we incur credit risk, or the risk of losses if our borrowers do not repay their loans. We may incur credit losses or have to provide for additional allowance for credit losses if:

•	large borrowers become insolvent or must be restructured;

•	domestic or global economic conditions, either generally or in particular industries in which large borrowers operate, deteriorate;

•	the value of the collateral we hold, such as real estate or securities, declines; or

•	we are adversely affected by other factors, including corporate credibility issues among our borrowers, to an extent that is worse than anticipated.

If actual credit losses are higher than currently expected, the current allowances for credit losses will be insufficient. Our allowance for credit losses in our loan portfolio is based on evaluations, assumptions and estimates about customers, the value of collateral we hold and the economy as a whole. Our loan losses could prove to be materially different from the estimates and could materially exceed these allowances. In addition, the standards for establishing allowances may change, causing us to change some of the evaluations, assumptions and estimates used in determining the allowances. As a result, we may need to provide for additional allowances for credit losses. For example, as a result of recent deteriorating economic conditions, declines in real estate values and securities price levels, and worsening operations of borrowers, we experienced increases in the amount of problem loans and provision for credit losses in the fiscal year ended March 31, 2009.

Credit losses may also increase if we elect, or are forced by economic or other considerations, to sell or write off our problem loans at a larger discount, in a larger amount or in a different time or manner than we may otherwise want. We may not be able to realize the value of the collateral we hold or enforce our rights against defaulting customers because of the difficulty of foreclosing on collateral in Japan, the illiquidity of and depressed values in the Japanese real estate market, or other reasons.

Although we from time to time enter into credit derivative transactions, including credit default swap contracts, to manage our credit risk exposure, such transactions may not provide the protection against credit defaults that we intended due to counter-party defaults or otherwise. In addition, negative changes in financial market conditions may restrict the availability and liquidity of credit default swaps. For more information on our credit derivative transactions, see Note 23 to our consolidated financial statements included elsewhere in this Annual Report.

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

Our performance is affected by general economic conditions of the countries in which we operate, particularly Japan where we primarily conduct our business. General economic conditions that could affect us include interest rates, inflation, investor sentiment, the availability and cost of credit, the liquidity of the global financial markets, the level and volatility of debt and equity capital markets, the levels of corporate capital investments and individual consumption, and raw material prices. Any of these economic conditions, currently existing or occurring in the future, may adversely affect our financial condition and results of operations. For a discussion of the current economic environment in Japan and certain other countries, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Our business may be adversely affected by negative developments with respect to other financial institutions, both directly and through the effect they may have on the overall banking environment and on their borrowers.

Some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, have experienced declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. For example, the deterioration of the asset-backed securitization products market and residential mortgage market in the United States resulted in Lehman Brothers Holdings Inc. filing a petition under Chapter 11 of the US Bankruptcy Code. Other banks, securities companies, insurance companies and other financial institutions, especially US institutions, continue to be under significant pressure due to declining asset quality as a result of the continuing deterioration of the global financial markets. These developments may continue to adversely affect our financial results. Other financial difficulties relating to financial institutions could adversely affect us because:

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

We currently plan to pursue various business strategies to improve our profitability. In addition to the risks associated with investments, business combinations and mergers described above, there are various other risks which could adversely affect our ability to achieve our business objectives. For example, as we expand the range of our products and services beyond our traditional banking and trust businesses and as the sophistication of financial products and management systems grows, we will be exposed to new and increasingly complex risks. We may have only limited experience with the risks related to the expanded range of these products and services. In addition, we may have difficulty developing and operating the necessary information systems. As a result, we may not be able to foresee certain risks, and new products and services we introduce may not gain acceptance among customers. Moreover, some of the activities that our subsidiaries are expected to engage in, such as derivatives and foreign currency trading, present substantial risks. As we expand the geographic scope of our business, we will also be exposed to risks that are unique to particular jurisdictions or markets. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. As a result, we are subject to substantial market, credit and other risks in relation to the expanding scope of our products, services and trading activities or expanding our business beyond our traditional markets, which could result in us incurring substantial losses. In addition, our efforts to offer new services and products or penetrate new markets may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. If we fail to achieve some or all of the goals of our business strategies, our results of operations could be materially and adversely affected. For a detailed discussion of our risk management systems, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

We are exposed to substantial credit and market risks in emerging market countries.

We are active in countries in Asia, Latin America, Central and Eastern Europe and other emerging market countries through a network of branches and subsidiaries and are thus exposed to a variety of credit and market risks associated with these countries. These risks will increase if the global financial crisis and recession continue or worsen. For example, a decline in the value of local currencies of these countries could adversely affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers and banks in these countries are often denominated in US dollars, Euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these and related conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses.

In addition, we are active in other countries and regions that expose us to risks similar to the risks described above and also risks specific to those countries and regions, which may cause us to incur losses or suffer other adverse effects.

Any adverse changes in Union Bank’s business could significantly affect our results of operations.

Union Bank, N.A., or Union Bank, is UNBC’s primary subsidiary. Union Bank contributes to a significant portion of our net income. Any adverse change in the business or operations of Union Bank could significantly affect our results of operations. Factors that could negatively affect Union Bank’s results include adverse economic conditions in California, including the downturn in the real estate and housing industries in California, substantial competition in the California banking market, uncertainty over the US economy due to deteriorating economic conditions in the United States, the threat of terrorist attacks, fluctuating oil prices and rising interest rates, negative trends in debt ratings, and additional costs and other adverse consequences which may arise from enterprise-wide compliance, or failure to comply, with applicable laws and regulations, such as the US Bank Secrecy Act and related amendments under the USA PATRIOT Act. Compared to prior years, any adverse developments which could arise at Union Bank will have a greater negative impact on our results of operation and financial condition, since Union Bank became, through UNBC, our wholly owned subsidiary in November 2008 compared with approximately 65% ownership in prior years.

Changes in the business environment for consumer finance companies in Japan have adversely affected our recent financial results, and may further adversely affect our future financial results.

We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. The Japanese government has been implementing regulatory reforms affecting the consumer lending industry in recent years. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Law Concerning Acceptance of Investment, Cash, Deposit and Interest Rate, etc., which is currently 29.2% per annum, to 20% per annum. The reduction in the maximum permissible interest rate will be implemented before mid-2010. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel, or has already compelled, lending institutions to lower the interest rates they charge borrowers.

Currently and until the reduction in the maximum permissible interest rate as described above takes effect, consumer finance companies are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law, provided that they satisfy certain conditions set forth in the Law Concerning Lending Business. Accordingly, our consumer finance subsidiaries and equity method investees offer loans at interest rates above the Interest Rate Restriction Law. As a result of recent decisions by the Supreme Court of Japan, consumer finance companies experienced a significant increase in borrowers’ claims for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law. New regulations that are scheduled to be effective before mid-2010 may also have a negative impact on the business of consumer finance companies as those new regulations are expected to require, among other things, consumer finance companies to review the repayment capability of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers.

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

Our results of operations may be negatively affected by the global financial crisis and recession triggered by disruptions in the financial markets in the United States.

The recent global financial crisis and recession may continue to adversely affect our loan and investment portfolios, which includes securitization products, such as asset-backed securities. For example, some of our investment securities have been, and may continue to be, marked at a significantly lower price because the market for those securities is inactive. We have also been, and may continue to be, affected by credit market deterioration caused by defaults on these higher risk residential mortgages. Specifically, the availability of credit has become, and may continue to be, limited causing some of our counterparties to default, or some of our credit derivative transactions may also be negatively affected. Moreover, the negative developments in the US credit markets have caused, and may continue to cause, significant fluctuations in global stock markets and foreign currency exchange rates, which in turn affect our results of operations. If credit market conditions continue to deteriorate, our capital funding structure may need to be adjusted, our funding costs may increase, or our credit-related losses may increase, all of which could have a material impact on our financial results and financial condition.

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

In recent years, the Japanese financial system has been increasingly deregulated and barriers to competition have been reduced. The privatization of the Japanese postal savings system and the establishment of Japan Post Bank Co., Ltd. in October 2007, as well as the establishment of Japan Finance Corporation, a public corporation wholly owned by the Japanese government, in October 2008, could also substantially increase competition within the financial services industry. In addition, there has been significant consolidation and convergence among financial institutions domestically and globally, and this trend may continue in the future and further increase competition in the market. A number of large commercial banks and other broad-based financial services firms have merged or formed strategic alliances with, or have acquired, other financial institutions both in Japan and overseas. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition—Japan.”

We are subject to increased regulatory requirements and supervision in the United States as a financial holding company.

In October 2008, MUFG, BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, and UNBC, which is a subsidiary of BTMU, elected to become financial holding companies respectively under the US Bank Holding Company Act. As a financial holding company, we are authorized to engage in an expanded list of activities in the United States, including merchant banking, insurance underwriting, and a full range of securities activities.

Under our financial holding company status, we are also subject to additional regulatory requirements. For example, each of our banking subsidiaries with operations in the United States, comprising Bank of Tokyo-Mitsubishi UFJ Trust Company, Mitsubishi UFJ Trust & Banking Corporation (U.S.A.) and Union Bank, which are our US domestic depository institutions, as well as BTMU and MUTB, must be “well capitalized,” meaning a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Our US banking operations must also be “well managed,” including that they maintain examination ratings that are at least satisfactory. Failure to comply with such requirements would require us to prepare a remediation plan and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance, and as a result, it may negatively affect our future financial results.

In June 2009, the US government released a regulatory reform proposal called “Financial Regulatory Reform, A New Foundation: Rebuilding Financial Supervision and Regulation.” This proposal includes, among other things, sweeping financial regulatory reforms designed to promote enhanced supervision and regulation of financial firms, establish comprehensive supervision of financial markets, protect consumers and investors from financial abuse, provide government with the tools needed to manage a financial crisis, and raise international regulatory standards and improve international cooperation. This reform, if enacted, could have a significant impact on our regulatory and financial compliance systems and practices, possibly requiring us to incur a significant amount of resources to implement measures to come into compliance with the reform and manage them on an ongoing basis.

We have recently been subject to several regulatory actions for non-compliance with legal requirements. These regulatory matters and any future regulatory matters or regulatory changes could have a negative impact on our business and results of operations.

We conduct our business subject to ongoing regulation and associated regulatory risks, including the effects of changes in laws, regulations, policies, voluntary codes of practice and interpretations in Japan and other markets where we operate. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

The Financial Services Agency of Japan and regulatory authorities in the United States and elsewhere also have the authority to conduct, at any time, inspections to review banks’ accounts, including those of our banking subsidiaries. Some of our other financial services businesses, such as our securities business, are also subject to regulations set by, and inspections conducted by, various self-regulatory organizations, such as the Financial Industry Regulatory Authority in the United States. In recent years, we have been subject to several regulatory actions by, among others, the Financial Services Agency of Japan, the Securities and Exchange Surveillance Commission of Japan and various US banking regulators.

Our failure or inability to comply fully with applicable laws and regulations could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations. Regulatory matters may also adversely affect our ability to obtain regulatory approvals for future strategic initiatives. Furthermore, failure to take necessary corrective action, or the discovery of violations of law in the process of further review of any of the matters mentioned above or in the process of implementing any corrective measures, could result in further regulatory action.

In addition, future developments or changes in laws, regulations, policies, voluntary codes of practice and their effects are unpredictable and beyond our control. For example, new regulations to be enacted before mid-2010 are expected to require, among other things, consumer finance companies in Japan to review the repayment capabilities of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers, which in turn may negatively affect our future financial results.

Transactions with counterparties in countries designated by the US Department of State as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We, through our banking subsidiaries, engage in operations with entities in or affiliated with Iran and Syria, including transactions with entities owned or controlled by the Iranian or Syrian governments, and the banking subsidiary has a representative office in Iran. The US Department of State has designated Iran, Syria and other countries as “state sponsors of terrorism,” and US law generally prohibits US persons from doing business with such countries. Our activities with counterparties in or affiliated with Iran, Syria and other countries designated as state sponsors of terrorism are conducted in compliance in all material respects with both applicable Japanese and US regulations.

Our operations with entities in Iran consist primarily of loans to Iranian financial institutions in the form of financing for petroleum projects and trade financing for general commercial purposes, as well as letters of credit and foreign exchange services. Our operations relating to Syria are primarily foreign exchange services. We do not believe our operations relating to Iran and Syria are material to our business or financial condition. As of March 31, 2009, the loans outstanding to borrowers in or affiliated with Iran and Syria were approximately $151.7 million and less than $0.1 million, respectively. These represented less than 0.1% of our total assets as of March 31, 2009. In addition, we receive deposits or hold assets on behalf of several individuals resident in Japan who are citizens of countries designated as state sponsors of terrorism.

We are aware of initiatives by US governmental entities and US institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran, Syria and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, depending on socio-political developments our reputation may suffer due to our association with these countries. The above circumstances could have an adverse effect on our business and financial condition.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency of Japan. The capital ratios are calculated in accordance with Japanese banking regulations based on information derived from the relevant entity’s financial statements prepared in accordance with Japanese GAAP. Our subsidiaries in California, UNBC and Union Bank are subject to similar US capital adequacy guidelines. We or our banking subsidiaries may be unable to continue to satisfy the capital adequacy requirements because of:

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

Our capital ratios may also be adversely affected if we or our banking subsidiaries fail to refinance our subordinated debt obligations with equally subordinated debt. As of March 31, 2009, subordinated debt accounted for approximately 32.9% of our total regulatory capital, 35.7% of BTMU’s total regulatory capital, and 23.7% of total regulatory capital of MUTB, in each case, as calculated under Japanese GAAP. The failure to refinance these subordinated debt obligations with equally subordinated debt may reduce our total regulatory capital and, as a result, negatively affect our capital ratios.

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

The valuation of certain financial instruments may change due to market price fluctuations, changes in accounting standards or otherwise.

A substantial portion of the assets on our consolidated balance sheets includes financial instruments that we carry at fair value. Generally, in order to establish the fair value of these instruments, we rely on quoted market prices. If the value of these financial instruments declines, a corresponding write-down may be recognized in our consolidated statement of operations. As the global financial markets became unstable following concerns of increased defaults of higher risk mortgages in the United States, there have been increasing circumstances where quoted market prices for securities became significantly depressed or were not properly quoted. Specifically, due to the reduction in liquidity of certain debt securities resulting from the global financial market instability in the second half of the fiscal year ended March 31, 2009, we observed that the market for collateralized loan obligations (“CLOs”) backed by general corporate loans became significantly inactive compared with normal market activity. In light of such circumstances, we concluded that the unadjusted non-binding quotes from broker-dealers became less reflective of the fair value as defined by Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” with respect to such CLOs. Consequently, we changed the estimation method for estimating the fair value of such CLOs from the method adopting unadjusted quotes from independent broker-dealers to the estimation method weighting the internal model valuation and the non-binding broker-dealer quotes during the second half of the fiscal year ended March 31, 2009. Additional fluctuations in the market or instabilities in the market could have a significant adverse effect on the fair value of the financial instruments that we hold.

In response to the recent instabilities in financial markets, several international organizations which set accounting standards announced new or revised rules for estimating the fair value for certain financial instruments. Accounting standards applicable to these financial instruments remain subject to further debate and revision by international organizations which set accounting standards. If the current accounting standards change in the future, the reported values of some of our financial instruments may need to be modified, and such modification could have a significant impact on our financial results or financial condition. Specifically, changes in accounting standards applicable to some of our financial instruments could have a significant negative impact on our capital ratios. For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

Losses relating to our pension plans and a decline in returns on our plan assets may negatively affect our results of operations and financial condition.

The fair value of our pension plan assets has declined and our investment return has decreased under the current market circumstances. If the fair value of our pension plan assets decline or our investment return decreases further, or if there is a change in the actuarial assumptions on which the calculations of the projected pension obligations or pension plan assets are based, such as a decline in the discount rate or the expected rate of return on plan assets, we may incur additional losses. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations and the resulting annual amortization expense. In addition, we may have to record expenses relating to the amortization of previously unrecognized prior service costs if our pension plans are amended.

If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment charges, which may adversely affect our financial results and the price of our securities.

In accordance with US GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value and then comparing it against the carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the fair value of the reporting unit as of the test date against the fair value of the assets and liabilities of that reporting unit as of the same date.

The global financial crisis and recession led to the decline in our market capitalization and negatively affected the fair value of our reporting units for purposes of our periodic testing of goodwill for impairment. As a result, we recorded ¥845.8 billion of goodwill impairment charges for the fiscal year ended March 31, 2009, in addition to having recorded ¥893.7 billion of goodwill impairment charges for the previous fiscal year. As of March 31, 2009, the balance of goodwill was ¥379.4 billion.

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

In order to operate as a global financial institution, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations. Moreover, under the US Sarbanes-Oxley Act of 2002, which applies by reason of our status as an SEC reporting company, we are required to establish internal control over our financial reporting, and our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal control is effective. Our independent auditors must also conduct an audit to evaluate and then render an opinion on the effectiveness of our internal control over financial reporting. We are also subject to regulations on internal control over financial reporting under Japanese law from the fiscal year ended March 31, 2009.

Designing and implementing an effective system of internal control capable of monitoring and managing our business and operations requires significant management and human resources and considerable costs. If we identify any material weaknesses in our internal control system, we may incur significant additional costs for remediating such weaknesses. In addition, if we adopt a new accounting system, we may be required to incur significant additional costs for establishing and implementing effective internal controls, which may materially and adversely affect our financial condition and results of operations.

Our risk management policies, procedures and methods may leave us exposed to unidentified or unanticipated risks, which could lead to material losses.

We have devoted significant resources to developing and implementing our risk management policies, procedures and assessment methods and intend to continue to do so in the future. Our risk management policies, procedures and methods, however, may not be fully effective in mitigating our risk exposures in all economic or market environments or against all types of risk, including risks that we fail to identify or anticipate.

Some of our risk management policies, procedures and methods may not be fully effective in forecasting, identifying and managing our future risks because these risk management policies, procedures and methods are based primarily on our experiences. If our risk management policies, procedures or methods prove ineffective, our business, operating results and financial condition could be materially and adversely affected.

We may be subject to liability and regulatory action if we are unable to protect personal and other confidential information.

There have been many cases where personal information and records in the possession of corporations and institutions were leaked or improperly accessed. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. As an institution in possession of personal information, we are required to treat personal and other confidential information as required by the Personal Information Protection Law of Japan, as well as the Banking Law and the Financial Instruments and Exchange Law of Japan. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

For example, in March 2009, MUS discovered that an employee had illegally stolen and sold customer information to information vendors. In June 2009, MUS received from the Financial Services Agency of Japan an order to improve business operations under the Financial Instruments and Exchange Law and a recommendation under the Personal Information Protection Law requiring MUS, among other things, to enhance its information security controls so as to prevent any recurrence of similar incidents and to submit a report on MUS’s progress on adopting and implementing remedial and preventive measures.

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

Our businesses may be materially and adversely affected if we are unable to hire and retain qualified employees.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees in the banking, securities and financial services industries is intense. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees as necessary and to retain and motivate our existing employees. If we are not successful in attracting and retaining sufficient skilled employees through our hiring efforts and training programs aimed to maintain and enhance the skills and expertise of our employees, our competitiveness and performance could be negatively affected, and consequently, our business, operating results and financial condition may also be adversely affected.

Risks Related to Owning Our Shares

Rights of shareholders under Japanese law may be different from those under the laws of jurisdictions within the United States and other countries.

Our Articles of Incorporation, the regulations of our board of directors and the Company Law of Japan, or the Company Law (also known as the Corporation Act), govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholder rights are different from those that would apply if we were not a Japanese corporation. Shareholder rights under Japanese law are different in some respects from shareholder rights under the laws of jurisdictions within the United States and other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside of Japan. For a detailed discussion of the relevant provisions under the Company Law and our Articles of Incorporation, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

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

The rights of our shareholders under Japanese law to take actions such as voting, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian, is the record holder of the shares underlying the American Depositary Shares, or ADSs, a holder of ADSs may not be entitled to the same rights as a shareholder. In your capacity as an ADS holder, you are not able to bring a derivative action, examine our accounting books and records or exercise appraisal rights, except through the depositary.

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

A.    History and Development of the Company

Mitsubishi UFJ Financial Group, Inc.

MUFG is a bank holding company incorporated as a joint stock company (kabushiki kaisha) under the Company Law of Japan. We are the holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, and Mitsubishi UFJ Securities Co., Ltd., or MUS, Mitsubishi UFJ NICOS Co., Ltd., or Mitsubishi UFJ NICOS, and other companies engaged in a wide range of financial businesses.

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

On June 29, 2005, the merger agreement between MTFG and UFJ Holdings was approved at the general shareholders meetings of MTFG and UFJ Holdings. As the surviving entity, Mitsubishi Tokyo Financial Group, Inc. was renamed “Mitsubishi UFJ Financial Group, Inc.” The merger of the two bank holding companies was completed on October 1, 2005.

On September 30, 2007, MUS became a wholly owned subsidiary of MUFG through a share exchange transaction.

On August 1, 2008, Mitsubishi UFJ NICOS became a wholly owned subsidiary of MUFG through a share exchange transaction. On the same day, we entered into a share transfer agreement with The Norinchukin Bank, or Norinchukin, under which we sold some of our shares of Mitsubishi UFJ NICOS common stock to Norinchukin. Currently, Mitsubishi UFJ NICOS is a consolidated subsidiary of MUFG.

On October 13, 2008, we made an investment in Morgan Stanley as part of a global strategic alliance. We beneficially own approximately 20% of the common stock of Morgan Stanley (assuming full conversion of the convertible preferred stock of Morgan Stanley we currently own), and are pursuing a variety of business opportunities in Japan and abroad.

On October 21, 2008, we completed a tender offer for outstanding shares of ACOM CO., LTD. common stock, raising our ownership in ACOM to approximately 40%.

On November 4, 2008, BTMU completed the acquisition of all of the shares of common stock of UnionBanCal Corporation, or UNBC, not owned by BTMU and, as a result, UNBC became a wholly owned indirect subsidiary of MUFG.

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

BTMU was formed through the merger, on January 1, 2006, of Bank of Tokyo-Mitsubishi and UFJ Bank Limited after their respective parent companies, MTFG and UFJ Holdings, merged to form MUFG on October 1, 2005.

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

In the securities business, MUS offers its customers a wide range of investment products. The equity sales staff members provide services to clients ranging from individual investors to institutional investors in Japan and abroad. Through derivative products, MUS provides solutions to meet customers’ risk management needs. MUS also offers structured bonds utilizing various types of derivatives in response to customers’ investment needs. In the investment trust business, MUS provides its retail and corporate customers a wide variety of products. MUS also offers investment banking services in such areas as bond underwriting, equity underwriting, initial public offerings, support for IR activities, securitization of assets and mergers and acquisitions. MUS has research functions and provides in-depth company and strategy reports. To strengthen and enhance our global securities business network, MUS has major overseas subsidiaries in London, New York, Hong Kong, Singapore, Shanghai and Geneva.

In March 2009, we signed a memorandum of understanding with Morgan Stanley to form a securities joint venture in Japan by combining MUS and Morgan Stanley Japan Securities Co., Ltd. by March 2010, subject to regulatory approval. For more information on our strategic alliance with Morgan Stanley, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

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

UFJ NICOS was formed through the merger, on October 1, 2005, of Nippon Shinpan Co., Ltd. and UFJ Card Co., Ltd. Originally founded in 1951 and listed on the Tokyo Stock Exchange in 1961, Nippon Shinpan was a leading company in the consumer credit business in Japan. Nippon Shinpan became a subsidiary of MUFG at the time of the merger with UFJ Card.

Prior to the merger between MTFG and UFJ Holdings in October 2005, DC Card was a subsidiary of MTFG while UFJ Card was a subsidiary of UFJ Holdings.

B.    Business Overview

We are one of the world’s largest and most diversified financial groups with total assets of ¥193 trillion as of March 31, 2009. The Group is comprised of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries and affiliates. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. The Group has the largest overseas network among the Japanese banks, comprised of offices and subsidiaries, including Union Bank, N.A., or Union Bank, in more than 40 countries.

While maintaining the corporate cultures and core competencies of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS, we, as the holding company, seek to work with them to find ways to:

•	establish a more diversified financial services group operating across business sectors;

•	leverage the flexibility afforded by our organizational structure to expand our business;

•	benefit from the collective expertise of BTMU, MUTB, MUS and Mitsubishi UFJ NICOS;

•	achieve operational efficiencies and economies of scale; and

•	enhance the sophistication and comprehensiveness of the Group’s risk management expertise.

In order to further enhance our operations and increase profits, in April 2004 we introduced an integrated business group system comprising three core business areas: Retail, Corporate, and Trust Assets. These three businesses serve as the Group’s core sources of net operating profit. Our remaining business areas are grouped into Global Markets and Other. In addition, MUFG’s role as the holding company has expanded from strategic coordination to integrated strategic management. Group-wide strategies are determined by the holding company and executed by the banking subsidiaries and other subsidiaries.

MUFG Management Philosophy

MUFG’s management philosophy serves as the basic policy in conducting its business activities, and provides guidelines for all group activities. It is also the foundation for management decisions, including the formulation of management strategies and management plans, and serves as the core value for all employees. BTMU, MUTB, MUS and Mitsubishi UFJ NICOS adopted the MUFG’s management philosophy as their own respective management philosophy, and the entire group strives to comply with this philosophy. The details of the MUFG’s management philosophy are set forth below:

•	We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence;

•	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies;

•	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence;

•

We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner;

•

We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment; and

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

Integrated Retail Banking Business Group

The Integrated Retail Banking Business Group covers all domestic retail businesses, including commercial banking, trust banking and securities businesses, and enables us to offer a full range of banking products and services, including financial consulting services, to retail customers in Japan. This business group integrates the retail business of BTMU, MUTB and MUS as well as retail product development, promotion and marketing in a single management structure. Many of our retail services are offered through our network of MUFG Plazas providing individual customers with one-stop access to our comprehensive financial product offerings of integrated commercial banking, trust banking and securities services.

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

Investment trusts.    We provide a varied lineup of investment trust products allowing our customers to choose products according to their investment needs through BTMU, MUTB and MUS as well as kabu.com Securities, which specializes in online financial services. In the fiscal year ended March 31, 2009, BTMU introduced a total of six new investment trusts. As of the end of March 2009, BTMU offered our clients a total of 72 investment trusts. Moreover, BTMU has placed significant importance on ensuring that aftercare is provided to all of our customers who have purchased our investment trust products.

Insurance.    Since the Japanese government lifted the prohibition against sales of annuity insurance products by banks in October 2002, we have been actively offering insurance products to meet the needs of our customers. Our current lineup of insurance products consists of investment-type individual annuities, foreign currency-denominated insurance annuities and yen-denominated fixed-amount annuity insurance. Additionally, since January 2005, we have been offering single premium term insurance. BTMU has been offering life, medical and cancer insurance since December 2007 and care insurance since April 2008. Since the regulatory changes in December 2007 eliminated the restrictions on over-the-counter sales of life insurance products by banks, BTMU has introduced seven varieties of life insurance products (four life insurance, two medical insurance and one cancer insurance products). Between December 31, 2007 and March 31, 2009, the number of branches through which BTMU offers insurance products increased from 173 to 377. Professional insurance sales representatives, called “Insurance Planners,” have been assigned to each branch where these insurance products are sold in order to ensure that the branch responds to our customers’ needs. MUTB also offers whole term life insurance and medical insurance at all of its branches.

Financial products intermediation services.    Our banking subsidiaries entered the securities industry following the lifting of the ban on securities intermediation by banks in Japan in December 2004. We offer stocks including public offerings, foreign and domestic investment trusts, Japanese government bonds, foreign bonds and various other products through BTMU and MUTB with MUS, Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. and kabu.com Securities Co., Ltd. acting as agents. As of the end of March 31, 2009, BTMU employed approximately 470 employees seconded from MUS, of whom around 280 were assigned to branches in Japan as sales representatives, while 90 employees were employed in the capacity of Retail Money Desk, or RMD, representatives to assist the branch sales force. They are sales professionals mostly seconded from MUS with strong sales skills and a sophisticated understanding of compliance.

Loans.    We offer housing loans, card loans, and other loans to individuals. With respect to housing loans, in addition to ultra-long term fixed rate housing loans and housing loans incorporating health insurance for seven major illnesses, BTMU began offering in June 2009 preferential interest rates under its “Environmentally Friendly Support” program to customers who purchase “environment-conscious” houses (houses with solar electric systems) which meet specific criteria in response to increasing public interest in environmental issues. Since November 2007, BTMU has been offering a card loan service called “BANQUIC” through which loan applications are accepted and approved for customers who meet certain criteria immediately upon submission. In January 2009, under this service, BTMU began accepting loan applications through mobile phones as a new channel in addition to telephone, internet, postal mail and facsimile. In June 2009, BTMU also started accepting loan applications through the “Video Counters” that allow face-to-face style contact with operators through the use of a video conferencing system. BTMU continues to strive to meet a wide variety of customer needs by enhancing our product offerings and increasing customers’ ease of access to our services.

Credit cards.    In October 2004, BTMU began to issue multi-functional “IC cards,” which combine ATM card, credit card and electronic money functions that enhance customer’s ease of access to our services. For example, BTMU has been offering an “alliance credit card,” which is an integrated IC commuter pass compatible with the ticketing systems of Japanese railway companies, including East Japan Railway Company since February 2007, Kintetsu Corporation since February 2008, and Tokyu Corporation since April 2009.

We strive to improve the quality of our products, aiming to enhance the convenience for our customers. As part of such efforts, in April 2009, BTMU transferred its guarantee service operations for card loans to

Mitsubishi UFJ NICOS. In August 2008, we acquired, through a share exchange transaction, all the shares of Mitsubishi UFJ NICOS not owned by us, and sold a minority stake in Mitsubishi UFJ NICOS to The Norinchukin Bank. As a result, our current ownership interest in Mitsubishi UFJ NICOS is approximately 85%.

Domestic Network.    We offer products and services through a wide range of channels, including branches, ATMs (including convenience store ATMs shared by multiple banks), Mitsubishi-Tokyo UFJ Direct (telephone, internet and mobile phone banking), the Video Counter and postal mail.

We offer integrated financial services combining our banking, trust banking and securities services at MUFG Plazas. These Plazas provide retail customers with integrated and flexible suite of services at one-stop outlets. As of March 31 2009, we provided those services through 48 MUFG Plazas.

To provide exclusive membership services to high net worth customers, private banking offices have been established since December 2006 featuring lounges and private rooms where customers can receive wealth management advice and other services in a relaxing and comfortable setting. As of March 31, 2009, we had 21 private banking offices in the Tokyo metropolitan area, Nagoya and Osaka.

To improve customer convenience, BTMU has enhanced its ATM network and ATM related services. BTMU has also ceased to charge ATM transaction fees from customers of BTMU and MUTB for certain transactions. In addition, BTMU has reduced commissions for transactions conducted through ATMs located in convenience stores.

“Jibun Bank Corporation,” a joint venture between BTMU and KDDI CORPORATION, started its banking business in July 2008. The bank offers comprehensive retail banking services through mobile phone networks.

Trust agency operations.    As of the end of March 2009, BTMU engaged in eight businesses as the trust banking agent for MUTB: testamentary trusts, inheritance management, asset succession planning, inheritance management agency operations, business management financial consulting, lifetime gift trusts, share disposal trusts, and marketable securities administration trusts. In October 2006, BTMU accepted approximately 30 financial consultants (sales managers specializing in inheritance business) from MUTB. Because of Japan’s aging society, customer demand for inheritance-related advice is increasing and we aim to significantly strengthen our ability to cross-sell the inheritance business to our existing customers.

Strategic alliances.    In July 2008, BTMU acquired 49.375% of the issued shares of JALCARD, Inc., a wholly owned subsidiary of Japan Airlines International Co., Ltd. As a result, JALCARD, Inc. became an equity method affiliate of MUFG and BTMU. Through this alliance, we aim to improve our profitability and customer services by capitalizing on the broader customer base, jointly developed products and services, and the brands of MUFG and the Japan Airlines group. For example, we currently plan to introduce a jointly developed program through which our customers who apply for a JALCARD, a frequent flyer program membership card with the functionality of a credit card, will be entitled to preferential terms and services.

Integrated Corporate Banking Business Group

The Integrated Corporate Banking Business Group covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. UNBC is a wholly owned subsidiary of BTMU and a US bank holding company with Union Bank, being its primary subsidiary. On December 18, 2008, Union Bank changed its name to the current name from Union Bank of California, N.A. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients, from large corporations to medium-sized and small businesses. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers.

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

Union Bank.    In November 2008, BTMU completed the acquisition of all of the shares of UNBC’s common stock not owned by BTMU and, as a result, UNBC became a wholly owned indirect subsidiary of MUFG. UNBC is a US bank holding company with Union Bank being its primary subsidiary. Union Bank is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon, and Washington, as well as nationally and internationally.

Global Strategic Alliance with Morgan Stanley.    We made a $9.0 billion preferred equity investment in Morgan Stanley in October 2008 as part of a global strategic alliance between Morgan Stanley and us. Since this initial investment, we have acquired a total of $705 million of shares of Morgan Stanley common stock and sold back to Morgan Stanley $705 million of the preferred securities in May 2008, and we have acquired a total of $471 million of additional shares of Morgan Stanley common stock in June 2009. We beneficially own approximately 20% of the common stock of Morgan Stanley (assuming full conversion of the convertible preferred stock of Morgan Stanley we currently own). In addition, Nobuyuki Hirano, a member of our senior management, has been appointed to serve on the board of directors of Morgan Stanley.

We have reached an agreement with Morgan Stanley on a number of initiatives in connection with the Global Strategic Alliance. In March 2009, we signed a memorandum of understanding with Morgan Stanley to form a securities joint venture in Japan by combining MUS and Morgan Stanley Japan Securities Co., Ltd. by March 2010, subject to regulatory approval. The proposed joint venture is expected to become a new industry leader in Japan offering a large domestic retail brokerage network, a full range of institutional businesses, and significant global reach. The memorandum of understanding provides that we will own a 60% interest of the joint venture while Morgan Stanley will own the remaining 40% interest.

On June 30, 2009, the scope of the Global Strategic Alliance was expanded into new geographies and businesses, including (1) a loan marketing joint venture that will provide clients in the Americas with access to expanded, world-class lending and capital markets services from both companies, (2) agreements to establish business referral arrangements in Asia and in Europe, the Middle East and Africa, covering capital markets, loans, fixed income sales and other businesses, (3) a global commodities referral agreement whereby BTMU and its affiliates will refer clients in need of commodities-related hedging solutions to certain affiliates of Morgan Stanley, and (4) an employee secondment program to share best practices and expertise in a wide range of business areas.

For a more detailed discussion on the business alliance, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Integrated Trust Assets Business Group

The Integrated Trust Assets Business Group covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the international strengths of BTMU. The business group provides a full range of services to corporate and pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members. Our Integrated Trust Assets Business Group combines MUTB’s trust assets business, comprising trust assets management services, asset administration and custodial services, and the businesses of Mitsubishi UFJ Global Custody S.A., Mitsubishi UFJ Asset Management Co., Ltd. and KOKUSAI Asset Management Co., Ltd.

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

Global Markets

Global Markets consists of the treasury operations of BTMU and MUTB. Global Markets also conducts asset liability management and liquidity management and provides various financial operations such as money markets, foreign exchange operations and securities investments.

Other

Other mainly consists of the corporate centers of the holding company, BTMU, MUTB and MUS.

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

The Banking Law, as amended, now permits banks to engage in certain types of securities business, including retail sales of investment funds and government and municipal bonds, and, through a domestic and overseas securities subsidiary, all types of securities business, with appropriate registration with or approval of the Financial Services Agency, an agency of the Cabinet Office. The Banking Law was amended in December 2008 to expand the scope of permissible activities of banks, permitting banks to engage in emissions trading and, through their subsidiaries and certain affiliates, Islamic financing. Further increases in competition among financial institutions are expected in these new areas of permissible activities.

In terms of recent market entrants, other financial institutions, such as Orix Corporation, and non-financial companies, such as the Seven & i Holdings group and Sony Corporation, have also begun to offer various banking services, often through non-traditional distribution channels. Also, in recent years, various large foreign financial institutions have entered the Japanese domestic market. Citigroup Inc., for example, has expanded its banking operations in Japan through a locally incorporated banking subsidiary. The privatization of Japan Post, a government-run public services corporation that is the world’s largest holder of deposits, and the establishment of the Japan Post Group companies, including Japan Post Bank Co., Ltd., as part of the continuing privatization process, as well as the privatization of other governmental financial institutions, could also substantially increase competition within the financial services industry.

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

In addition, as foreign exchange controls have been generally eliminated, customers can now have direct access to foreign financial institutions, with which we must also compete.

In the consumer banking sector, deregulation has enabled banks to offer customers an increasingly attractive and diversified range of products. For example, banks are permitted to sell investment trusts and all types of insurance products. Recently, competition has increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner, such as internet banking services, and to create sophisticated new products in response to customer demand.

The trust assets business is a promising growth area that is competitive and becoming more so because of changes in the industry. In addition, there is growing corporate demand for change in the trust regulatory environment, such as reform of the pension system and related accounting regulations under Japanese GAAP. However, competition may increase in the future as regulatory barriers to entry are lowered. The current trust business law came into effect on December 30, 2004. Among other things, the trust business law has expanded the types of property that can be entrusted and allows non-financial companies to conduct trust business upon approval. The law has also adopted a type of registration for companies that wish to conduct only the administration type trust business. The Trust Business Law was further amended in December 2006 in order to cope with new types of trusts and to amend the duties imposed on the trustee in accordance with the sweeping amendment to the Law. As these regulatory developments have facilitated the expansion of the trust business, the competition in this area has also intensified.

Integration.    Since their formation in 2000 and 2001, the so-called Japanese “mega bank” groups, including us, the Mizuho Financial Group, and the Sumitomo Mitsui Financial Group have continued to expand their businesses and financial group capabilities. Heightened competition among the mega bank groups is currently expected in the securities sector as they have recently announced plans to expand, or have expanded, their respective securities businesses. In March 2009, we entered into a memorandum of understanding with Morgan Stanley to establish a joint venture combining MUS and Morgan Stanley Japan Securities. In May 2009, Mizuho Securities Co., Ltd. acquired Shinko Securities Co., Ltd., and the Sumitomo Mitsui Financial Group entered into an agreement to acquire Nikko Cordial Securities Inc. and other businesses from Citigroup Inc. In July 2009, The Sumitomo Trust and Banking Co., Ltd. entered into an agreement to acquire Nikko Asset Management Co., Ltd. from Citigroup Inc. The mega bank groups are also expected to face heightened competition with other financial groups. For example, the Nomura Group acquired Lehman Brothers Holding, Inc.’s franchise in the Asia-Pacific region and investment banking businesses in Europe and the Middle East in October 2008.

Foreign

In the United States, we face substantial competition in all aspects of our business. We face competition from other large US and foreign-owned money-center banks, as well as from similar institutions that provide financial services. Through Union Bank, we currently compete principally with US and foreign-owned money-center and regional banks, thrift institutions, insurance companies, asset management companies, investment advisory companies, consumer finance companies, credit unions and other financial institutions.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the Financial Services Agency available as of August 18, 2009):

•	ordinary banks (129 ordinary banks and 60 foreign commercial banks with ordinary banking operations); and

•	trust banks (19 trust banks, including four Japanese subsidiaries of foreign financial institutions).

Ordinary banks in turn are classified as city banks, of which there are five, including BTMU, and regional banks, of which there are 109 and other banks, of which there are 15. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

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

Among them are the following:

•

The Development Bank of Japan, which was established for the purpose of contributing to the economic development of Japan by extending long-term loans, mainly to primary and secondary sector industries, and which was reorganized as a joint stock company in October 2008 as part of its ongoing privatization process;

•

Japan Finance Corporation, which was formed in October 2008, through the merger of the International Financial Operations of the former Japan Bank for International Cooperation, National Life Finance Corporation, Agriculture, Forestry and Fisheries Finance Corporation, and Japan Finance Corporation for Small and Medium Enterprise, the primary purposes of which are to supplement and encourage the private financing of exports, imports, overseas investments and overseas economic cooperation, and to supplement private financing to the general public, small and medium enterprises and those engaged in agriculture, forestry and fishery;

•

Japan Housing Finance Agency, which was originally established in June 1950 as the Government Housing Loan Corporation for the purpose of providing housing loans to the general public, was reorganized as an incorporated administrative agency and became specialized in securitization of housing loans in April 2007; and

•

The Postal Service Agency, which was reorganized in April 2003 into Japan Post, a government-run public services corporation, which is currently undergoing a privatization process and, as part of the process, was privatized into the Japan Post Group companies in October 2007.

Supervision and Regulation

Japan

Supervision.     The Financial Services Agency, an agency of the Cabinet Office, or FSA, is responsible for supervising and overseeing financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as the central bank for financial institutions, also has supervisory authority over banks in Japan, based primarily on its contractual agreements and transactions with the banks.

The Banking Law.    Among the various laws that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses bank holding companies, capital adequacy, inspections and reporting, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions. In addition, the amendment to the Banking Law which came into effect in April 2006 relaxed the standards relating to bank-agent eligibility, which encourages banks to expand their operations through the use of bank agents. As a result of the amendment to the Banking Law and Financial Instruments and Exchange Law effective as of June 2009, firewall regulations that separate bank holding companies/banks from affiliated securities companies have become less stringent, and instead, bank holding companies, banks and other financial institutions are now expressly required to establish an appropriate system to cope with conflicts of interest that may arise from their business operations.

Bank holding company regulations.     A bank holding company is prohibited from carrying on any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company and a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary, any company that is engaged in a finance-related business, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by a ministerial ordinance as those that cultivate new business fields may also become the subsidiary of a bank holding company.

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

Basel II provides more risk-sensitive approaches and a range of options for measuring risks and determining the capital requirements. As a result, Basel II also reflects the nature of risks at each bank more closely. Under Basel II, we and our banking subsidiaries shifted from the Foundation Internal Ratings-Based Approach, or the FIRB approach, to the Advanced Internal Ratings-Based Approach, or the AIRB approach, to calculate capital requirements for credit risk as of the end of March 2009. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements and a few subsidiaries adopted a phased rollout of the internal ratings-based approach. We and our banking subsidiaries adopted the Standardized Approach to calculate capital requirements for operational risk. As for market risk, we and our banking subsidiaries adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Methodology to calculate specific risk.

The capital adequacy guidelines are in accordance with the standards of the BIS for a target minimum standard ratio of capital to modified risk-weighted assets of 8.0% on both consolidated and non-consolidated bases for banks with international operations, including BTMU and MUTB, or on a consolidated basis for bank holding companies with international operations, such as MUFG. Modified risk-weighted assets is the sum of risk-weighted assets compiled for credit risk purposes, market risk equivalent amount divided by 8% and operational risk equivalent amount divided by 8%. The capital adequacy guidelines place considerable emphasis on tangible common shareholders’ equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I capital generally consists of shareholders’ equity items, including common stock, preferred stock, capital surplus, retained earnings (which includes deferred tax assets) and minority interests, but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Tier II capital generally consists of:

•

The amount (up to a maximum of 0.6% of credit risk-weighted assets) by which eligible reserves for credit losses exceed expected losses in the internal ratings-based approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets determined by the partial use of the Standardized Approach (including a phased rollout of the internal ratings-based approach);

•	45% of the unrealized gains on investment securities classified as “securities available for sale” under Japanese accounting rules;

•	45% of the land revaluation excess;

•	the balance of perpetual subordinated debt; and

•	the balance of subordinated term debt with an original maturity of over five years and preferred stock with a maturity up to 50% of Tier I capital.

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

Amendments to the capital adequacy guidelines limiting the portion of Tier I capital consisting of deferred tax assets became effective on March 31, 2006. The restrictions are targeted at major Japanese banks and their holding companies, which include MUFG and its banking subsidiaries. The cap was set at 20% for the fiscal year ended March 31, 2009. The banks subject to the restrictions will not be able to reflect in their capital adequacy ratios any deferred tax assets that exceed the relevant limit.

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

In addition, the Securities and Exchange Surveillance Commission inspects banks in connection with their securities business as well as financial instruments business operators, such as securities firms.

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

Financial Instruments and Exchange Law.    The Financial Instruments and Exchange Law amending and replacing the Securities and Exchange Law became effective on September 30, 2007. The new law not only preserves the basic concepts of the Securities and Exchange Law, but is also intended to further protect investors. The new law also regulates sales of a wide range of financial instruments and services, requiring financial institutions to revise their sales rules and strengthen compliance frameworks and procedures accordingly. Among the instruments that the Japanese banks deal with, derivatives, foreign currency-denominated deposits, and variable insurance and annuity products are subject to regulations covered by sales-related rules of conduct.

Article 33 of the Financial Instruments and Exchange Law generally prohibits banks from engaging in securities transactions. However, bank holding companies and banks may, through a domestic or overseas securities subsidiary, conduct all types of securities business, with appropriate approval from the FSA. Similarly, registered banks are permitted to provide securities intermediation services and engage in certain other similar types of securities related transactions, including retail sales of investment funds and government and municipal bonds.

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

Deposit insurance system and government measures for troubled financial institutions.    The Deposit Insurance Law is intended to protect depositors if a financial institution fails to meet its obligations. The Deposit Insurance Corporation was established in accordance with that law.

City banks (including BTMU), regional banks, trust banks (including MUTB), and various other credit institutions participate in the deposit insurance system on a compulsory basis.

Under the Deposit Insurance Law, the maximum amount of protection is ¥10 million per customer within one bank. Since April 1, 2005, all deposits are subject to the ¥10 million maximum, except for non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions (the “settlement accounts”). Such deposit accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. Currently, the Deposit Insurance Corporation charges insurance premiums equal to 0.107% on the deposits in the settlement accounts, which are fully protected as mentioned above, and premiums equal to 0.081% on the deposits in other accounts.

Since 1998, the failure of a number of large-scale financial institutions has led to the introduction of various measures with a view to stabilizing Japan’s financial system, including financial support from the national budget.

Under the Deposit Insurance Law, a Financial Reorganization Administrator can be appointed by the Prime Minister if a bank is unable to fully perform its obligations with its assets or may suspend or has suspended repayment of deposits. The Financial Reorganization Administrator will take control of the assets of the troubled bank, dispose of the assets and search for another institution willing to take over its business. The troubled bank’s business may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of the troubled bank, and the bridge bank will seek to transfer the troubled bank’s assets to another financial institution or dissolve the troubled bank. The Deposit Insurance Corporation protects deposits, as described above, either by providing financial aid for costs incurred by the financial institution succeeding the insolvent bank or by paying insurance money directly to depositors. The financial aid, provided by the Deposit Insurance Corporation, may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock, or loss sharing. The Deposit Insurance Law also provides for exceptional measures to cope with systemic risk in the financial industry.

Further, against the background of the global financial crisis, in December 2008 the Law Concerning Special Measures for Strengthening of Financial Function was amended in order to enable the Japanese government to take special measures in order to strengthen the capital of financial institutions. Under the law, banks and other financial institutions may apply to receive capital injections from the Deposit Insurance Corporation, subject to government approval, which will be granted subject to the fulfillment of certain requirements, including, among other things, the improvement of profitability and efficiency, facilitation of financing to mid-small business enterprises in the local communities, and that the financial institution is not insolvent. The application deadline is March 31, 2012.

Personal Information Protection Law.    With regards to protection of personal information, the Personal Information Protection Law became fully effective on April 1, 2005. Among other matters, the law requires Japanese banking institutions to limit the use of personal information to the stated purpose and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the law, the FSA may advise or order the bank to take proper action. The FSA announced related guidelines for the financial services sector in December 2004. In addition, the Banking Law and the Financial Instruments and Exchange Law provide certain provisions with respect to appropriate handling of customer information.

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

Recent Regulatory Actions.    In February 2007, BTMU received an administrative order from the FSA in respect of compliance management at certain of its operations regarding the occurrence of certain inappropriate transactions. The administrative order required, among other things, temporary suspensions of credit extensions to new corporate customers, training of all staff and directors regarding compliance, temporary suspension of the establishment of new domestic corporate business locations, strengthening of the management and internal control framework, presentation and implementation of a business improvement plan, and reports on the progress of such business improvement plan. Further, in June 2007, BTMU received separate administrative orders from the FSA in respect of its overseas business and its investment trust sales and related business. The administrative orders required, among other things, BTMU to make improvements of its compliance structure and related internal control functions in its overseas business and its domestic investment trust sales and related business, presentation and implementation of a business improvement plan, and reports on the progress of such business improvement plan.

Also, in January 2007, MUS received a business improvement order from the FSA following a recommendation by the Securities and Exchange Surveillance Commission of Japan regarding securities transactions conducted by MUS for its proprietary account. In June 2009, MUS further received from the FSA an order to improve business operations pursuant to Section 51 of the Financial Instruments and Exchange Law and a recommendation pursuant to the first paragraph of Section 34 of the Personal Information Protection Law in connection with the incident where data including customer information were fraudulently stolen.

In July 2009, kabu.com Securities Co., Ltd., a consolidated subsidiary, received an order to improve business operations from the FSA in connection with a former employee’s trading activities in violation of Japanese insider trading regulations.

Proposed government reforms to restrict maximum interest rates on consumer lending business.    In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Law Concerning Acceptance of Investment, Cash Deposit and Interest Rate etc., which is currently 29.2% per annum, to 20% per annum. Currently, consumer finance companies are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law provided that they satisfy certain conditions set forth in the Law Concerning Lending Business. This so-called “gray-zone interest” will be abolished as well. Such reduction in the maximum permissible interest rate will be implemented before mid-2010. Under the reforms, all interest rates will be subject to the lower limits (15-20% per annum) imposed by the Interest Rate Restriction Law, which will compel, or has already compelled, lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers.

In addition, the Supreme Court of Japan recently passed decisions concerning interest exceeding the limits stipulated by the Interest Rate Restriction Law, and the business environment for consumer finance companies in

Japan has been altered in favor of borrowers. Due to such changes, borrowers’ demands for reimbursement of such excess interest that they have paid to the consumer finance companies have significantly increased and are still holding at high levels.

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

Overall supervision and regulation.    We are subject to supervision, regulation and examination with respect to our US operations by the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, pursuant to the US Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we are a bank holding company and a foreign banking organization, respectively, as defined pursuant to those statutes. The Federal Reserve Board functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

•	prohibited further expansion of the types of activities in which bank holding companies, acting directly or through nonbank subsidiaries, may engage;

•	authorized qualifying bank holding companies to opt to become “financial holding companies,” and thereby acquire the authority to engage in an expanded list of activities; and

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

On October 6, 2008, we became a financial holding company. At the same time, BTMU, MUTB, and UNBC, which are also bank holding companies, elected to become financial holding companies. As noted above, as a financial holding company we are authorized to engage in an expanded list of activities. These activities include those deemed to be financial in nature or incidental to such financial activity, including among other things merchant banking, insurance underwriting, and a full range of securities activities. In addition, we are permitted to engage in certain specified nonbanking activities deemed to be closely related to banking, without prior notice to or approval from the Federal Reserve Board. To date, we have utilized this expanded authority by electing to engage in certain securities activities, including securities underwriting, indirectly through certain of our securities subsidiaries. In order to maintain our status as a financial holding company that allows us to expand our activities, we must continue to meet certain standards established by the Federal Reserve Board. Those standards require that we exceed the minimum standards applicable to bank holding companies that have not elected to become financial holding companies. These higher standards include meeting the “well capitalized” and “well managed” standards for financial holding companies as defined in the regulations of the Federal Reserve Board. In addition, as a financial holding company, we must ensure that our US banking subsidiaries identified below meet certain minimum standards under the Community Reinvestment Act of 1977. At this time, we continue to comply with these standards.

US branches and agencies of subsidiary Japanese banks.    Under the authority of the IBA, our banking subsidiaries , BTMU and MUTB, operate seven branches, two agencies and five representative offices in the United States. BTMU operates branches in Los Angeles and San Francisco, California; Chicago, Illinois; New York, New York; Portland, Oregon; and Seattle, Washington; agencies in Atlanta, Georgia and Houston, Texas; and representative offices in Washington, D.C; Minneapolis, Minnesota; Dallas, Texas; Jersey City, New Jersey; and Florence, Kentucky. MUTB operates a branch in New York, New York.

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

US banking subsidiaries.    We indirectly own and control three US banks:

•	Bank of Tokyo-Mitsubishi UFJ Trust Company, New York, New York (through BTMU, a registered bank holding company),

•	Mitsubishi UFJ Trust & Banking Corporation (U.S.A.), New York, New York (through MUTB, a registered bank holding company), and

•	Union Bank (through BTMU and its subsidiary, UNBC, a registered bank holding company).

Bank of Tokyo-Mitsubishi UFJ Trust Company and Mitsubishi UFJ Trust & Banking Corporation (U.S.A.) are chartered by the State of New York and are subject to the supervision, examination and regulatory authority of the Superintendent pursuant to the New York Banking Law. Union Bank is a national bank subject to the supervision, examination and regulatory authority of the OCC pursuant to the National Bank Act.

The Federal Deposit Insurance Corporation, or the FDIC, is the primary federal agency responsible for the supervision, examination and regulation of the two New York-chartered banks referred to above. The FDIC may take enforcement action, including the issuance of prohibitive and affirmative orders, if it determines that a financial institution under its supervision has engaged in unsafe or unsound banking practices, or has committed violations of applicable laws and regulations. The FDIC insures the deposits of all three US banking subsidiaries up to legally specified maximum amounts. In the event of the failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the Federal Deposit Insurance Act. An FDIC-insured institution that is affiliated with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its US offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under longstanding Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength for its banking subsidiaries and to commit resources to support such banks.

Bank capital requirements and capital distributions.    Our US banking subsidiaries are subject to applicable risk-based and leverage capital guidelines issued by US regulators for banks and bank holding companies. In addition, BTMU and MUTB, as foreign banking organizations that have US branches and agencies and that are controlled by us as a financial holding company, are subject to the Federal Reserve’s requirements that they be “well-capitalized based on Japan’s risk based capital standards, as well as “well managed”. All of our US banking subsidiaries and BTMU, MUTB, and UNBC are “well capitalized” as defined under, and otherwise comply with, all US regulatory capital requirements applicable to them. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would subsequently become undercapitalized.

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

Recent Regulatory Actions.    In December 2006, we and BTMU entered into a written agreement with the Federal Reserve Banks of San Francisco and New York and the New York State Banking Department, and Bank of Tokyo-Mitsubishi UFJ Trust Company, or BTMUT, a subsidiary of BTMU, consented to an Order to Cease and Desist issued by the Federal Deposit Insurance Corporation and the New York State Banking Department, to strengthen the compliance framework and operations of BTMU, the New York Branch of BTMU and BTMUT, respectively, for preventing money laundering. As a result of the written agreement and the consent to the Order to Cease and Desist, we were required, among other things, to implement corrective measures and submit periodic progress reports to the authorities. The terms of each of the written agreement and the Order to Cease and Desist were deemed to be complied with and each was formally terminated by the respective supervisory parties thereto on September 29, 2008.

Separately, on September 14, 2007, Union Bank (then known as Union Bank of California, N.A.) agreed to a consent order and payment of a civil money penalty of $10.0 million assessed concurrently by the US Office of the Comptroller of the Currency, or OCC, and the US Financial Crimes Enforcement Network, relating to the Bank Secrecy Act/Anti-Money Laundering compliance controls and processes of Union Bank. On September 17, 2007, Union Bank also entered into a deferred prosecution agreement with the US Department of Justice under which Union Bank agreed to a payment of $21.6 million and the government agreed to defer prosecution of a Bank Secrecy Act Program violation primarily related to the discontinued international banking business of Union Bank and dismiss prosecution if Union Bank met the conditions of the deferred prosecution agreement, including complying with the OCC consent order for one year. Union Bank was deemed to be in compliance with the consent order and the consent order was formally terminated by the supervisory parties thereto on September 25, 2008. The conditions of the deferred prosecution agreement were deemed to be met and the deferred prosecution agreement was formally terminated on October 1, 2008.

C.    Organizational Structure

The following chart presents our corporate structure summary as at March 31, 2009:

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
    - Mitsubishi UFJ Trust and Banking Corporation
  - Overseas
    - Mitsubishi UFJ Global Custody S.A.
    - Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)
- **Securities business**
  - Domestic
    - Mitsubishi UFJ Securities Co., Ltd.
    - kabu.com Securities Co., Ltd.
    - Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.
  - Overseas
    - Mitsubishi UFJ Securities International plc
    - Mitsubishi UFJ Securities (USA), Inc.
    - Mitsubishi UFJ Trust International Limited
    - Mitsubishi UFJ Securities (HK) Holdings, Limited
- **Credit card business**
  - Domestic
    - Mitsubishi UFJ NICOS Co., Ltd.
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
    - MU Frontier Servicer Co., Ltd.
    - Mitsubishi UFJ Capital Co., Ltd.
    - KOKUSAI Asset Management Co., Ltd.
    - Mitsubishi UFJ Asset Management Co., Ltd.
    - MU Investments Co., Ltd.
    - Mitsubishi UFJ Reserch & Consulting Co., Ltd.
    - Mitsubishi UFJ Real Estate Services Co., Ltd.

Set forth below is a list of our principal consolidated subsidiaries at March 31, 2009:

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest(1) (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan	100.00%	100.00%
The Senshu Bank, Ltd.	Japan	67.47%	67.59%
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00%	100.00%
Mitsubishi UFJ Securities Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.	Japan	50.98%	50.98%
kabu.com Securities Co., Ltd.	Japan	54.86%	54.86%
Mitsubishi UFJ NICOS Co., Ltd.	Japan	84.98%	84.98%
Tokyo Credit Services, Ltd.	Japan	74.00%	74.00%
Ryoshin DC Card Company, Ltd.	Japan	75.20%	75.20%
Tokyo Associates Finance Corp.	Japan	100.00%	100.00%
NBL Co., Ltd.	Japan	89.74%	89.74%
Mitsubishi UFJ Factors Limited	Japan	100.00%	100.00%
MU Frontier Servicer Co., Ltd.	Japan	94.44%	94.44%
Mitsubishi UFJ Capital Co., Ltd.	Japan	40.26%	40.26%
MU Hands-on Capital Co., Ltd.	Japan	50.00%	50.00%
Defined Contribution Plan Consulting of Japan Co., Ltd.	Japan	77.49%	77.49%
KOKUSAI Asset Management Co., Ltd.	Japan	53.35%	53.41%
Mitsubishi UFJ Asset Management Co., Ltd.	Japan	100.00%	100.00%
MU Investments Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Personal Financial Advisers Co., Ltd.	Japan	73.69%	73.69%
Mitsubishi UFJ Research and Consulting Ltd.	Japan	69.45%	69.45%
MU Business Engineering, Ltd.	Japan	100.00%	100.00%
Japan Shareholder Services Ltd.	Japan	50.00%	50.00%
BOT Lease Co., Ltd.	Japan	22.57%	22.57%
UnionBanCal Corporation	USA	100.00%	100.00%
Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)	USA	100.00%	100.00%
Mitsubishi UFJ Global Custody S.A.	Luxembourg	100.00%	100.00%
Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.	Switzerland	100.00%	100.00%
Mitsubishi UFJ Securities International plc	UK	100.00%	100.00%
Mitsubishi UFJ Securities (USA), Inc.	USA	100.00%	100.00%
Mitsubishi UFJ Trust International Limited	UK	100.00%	100.00%
Mitsubishi UFJ Securities (HK) Holdings, Limited	Peoples’ Republic of China	100.00%	100.00%
Mitsubishi UFJ Securities (Singapore), Limited	Singapore	100.00%	100.00%
BTMU Capital Corporation	USA	100.00%	100.00%
BTMU Leasing & Finance, Inc.	USA	100.00%	100.00%
PT U Finance Indonesia	Indonesia	95.00%	95.00%
PT. BTMU-BRI Finance	Indonesia	55.00%	55.00%
BTMU Lease (Deutschland) GmbH	Germany	100.00%	100.00%
BTMU Participation (Thailand) Co., Ltd.	Thailand	24.49%	24.49%
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00%	51.00%
MU Trust Consulting (Shanghai) Co., Ltd.	Peoples’ Republic of China	100.00%	100.00%
Mitsubishi UFJ Securities (India) Private Limited	India	100.00%	100.00%

Note:

(1)	Includes shares held in trading accounts, custody accounts and others.

D.    Property, Plants and Equipment

Premises and equipment at March 31, 2008 and 2009 consisted of the following:

	At March 31,
	2008	2009
	(in millions)
Land	¥430,968	¥413,257
Buildings	585,196	566,310
Equipment and furniture	639,228	653,211
Leasehold improvements	355,484	356,985
Construction in progress	6,679	16,290

Total	2,017,555	2,006,053
Less accumulated depreciation	941,749	962,637

Premises and equipment—net	¥1,075,806	¥1,043,416

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo. At March 31, 2009, we and our subsidiaries conducted our operations either in the premises we owned or in the properties we leased.

The following table presents the areas and book values of our material offices and other properties at March 31, 2009:

	Area	Book value
	(in thousands of square feet)	(in millions)
Owned land	40,646	¥413,257
Leased land	9,321	—
Owned buildings.	30,103	238,216
Leased buildings	17,493	—

The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.

During the fiscal year ended March 31, 2009, we invested approximately ¥154.6 billion in our subsidiaries primarily for office renovations and relocation.

Item 4A.    Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

Introduction

We are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Securities Co., Ltd., or MUS, Mitsubishi UFJ NICOS Co., Ltd., or Mitsubishi UFJ NICOS, and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key figures prepared in accordance with US GAAP relating to our business.

Effective April 1, 2008, we discontinued netting our derivative assets and liabilities under master netting agreements and recorded them on a gross basis. To provide a consistent presentation, we restated average balances, as well as period-end balances, of total assets for prior periods. Accordingly, all of the percentages to total assets or total average assets included elsewhere in this Annual Report have been restated. See “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report for details.

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions)
Net interest income	¥2,329.8	¥2,279.7	¥2,296.4
Provision for credit losses	358.6	385.7	626.9
Non-interest income	1,947.9	1,778.1	175.1
Non-interest expense	2,784.2	3,659.7	3,572.5
Net income (loss)	581.3	(542.4)	(1,468.0)
Total assets (at end of period)	188,929.5	195,766.1	193,499.4

Our revenues consist of net interest income and non-interest income.

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing funds,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income consists of:

•	fees and commissions, including

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

•	fees and commissions on stock transfer agency services,

•	guarantee fees,

•	fees on investment funds business, and

•	other fees and commissions;

•

foreign exchange gains (losses)—net, which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes;

•	investment securities gains (losses)—net, which primarily include net gains (losses) on sales and impairment losses on securities available for sale;

•	equity in earnings (losses) of equity method investees;

•	gains on sales of loans; and

•	other non-interest income.

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

Our business segment information is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practice and is not consistent with our consolidated financial statements included elsewhere in this report, which have been prepared in accordance with US GAAP. The following chart illustrates the relative contributions to operating profit for the fiscal year ended March 31, 2009 of the three core business areas and the other business areas based on our business segment information:

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

As part of our integration process, we successfully completed a significant project to fully integrate the IT systems of the merged commercial bank subsidiaries and the merged trust bank subsidiaries respectively in December 2008.

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

We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. In the fiscal year ended March 31, 2009, we recorded ¥845.8 billion of impairment related to goodwill, including the goodwill recorded in connection with our acquisitions other than the merger with UFJ Holdings, due to the global financial crisis and recession that negatively affected the fair value of certain of our reporting units for the purposes of our impairment testing, compared to ¥893.7 billion of impairment related to goodwill recorded in the previous fiscal year. For further information, see “Item 3. Key Information—Risk Factors—If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment charges, which may adversely affect our financial results and price of our securities,” and Note 9 to our consolidated financial statements included elsewhere in this Annual Report.

Recent Developments

Strategic Global Alliance with Morgan Stanley

On October 13, 2008, we acquired approximately $7,839.2 million of perpetual non-cumulative convertible preferred stock without voting rights and approximately $1,160.8 million of perpetual non-cumulative non-convertible preferred stock without voting rights issued by Morgan Stanley. The acquisition was made pursuant to an agreement with Morgan Stanley to enter into a strategic capital alliance originally executed on September 29, 2008, and subsequently modified on October 3, October 8 and October 13, 2008.

The acquired shares of the convertible preferred stock are convertible to 310,464,033 shares of common stock (at a conversion price of $25.25 per share). One half of the convertible preferred stock will be converted to common stock one year after our investment if the price of Morgan Stanley’s common stock exceeds $37.875 for 20 or more days out of 30 consecutive trading days. The remainder of the convertible preferred stock will be converted to common stock two years after our investment if the same conditions are satisfied. The non-convertible preferred stock is redeemable at Morgan Stanley’s option on or after three years of our investment for an aggregate redemption price of approximately $1,276.9 million. The shares of the convertible and non-convertible preferred stock have a fixed non-cumulative annual dividend of 10%. The convertible shares provided us with an aggregate of approximately 21% of the voting rights of Morgan Stanley on a fully diluted basis at the time of our acquisition. The conversion terms contained in the convertible preferred stock were approved by Morgan Stanley’s shareholders on February 9, 2009.

We have the right to maintain 20% of the voting rights in Morgan Stanley on a fully diluted basis and the right to appoint one director and one observer to its board as long as we hold a voting right ratio of 10% or more in Morgan Stanley on a fully diluted basis. Beginning one year after our investment, we also have the right to demand that Morgan Stanley register, under the US Securities Act of 1933, the shares of common stock issued or issuable by Morgan Stanley that we request to be so registered on up to five occasions, subject to certain conditions. Effective March 10, 2009, Mr. Nobuyuki Hirano, a director of MUFG, was appointed as a member of the board of directors of Morgan Stanley.

In a separate transaction, on October 28, 2008, the US Department of the Treasury purchased for an aggregate purchase price of $10,000,000,000, (1) 10,000,000 shares of fixed rate cumulative perpetual preferred stock, and (2) a warrant to purchase up to 65,245,759 shares of common stock, of Morgan Stanley. The purchase was transacted pursuant to the “Capital Purchase Program,” announced on October 14, 2008, through which the US Department of the Treasury invests in various US financial institutions. As a result of this purchase, our voting right ratio in Morgan Stanley decreased to approximately 20% on a fully diluted basis.

Since this initial investment, we have acquired 29,375,000 additional shares of Morgan Stanley common stock for a total of $705 million and sold back to Morgan Stanley $705 million of the perpetual non-cumulative non-convertible preferred stock on May 22, 2009, and we have also acquired 17,178,055 additional shares of Morgan Stanley common stock for a total of approximately $471 million on June 11, 2009, in each case at the time of public offerings of common stock by Morgan Stanley. We beneficially own approximately 20% of the common stock of Morgan Stanley (assuming full conversion of the convertible preferred stock of Morgan Stanley we currently own).

Through our capital alliance with Morgan Stanley, we plan to pursue a global strategic alliance in corporate and investment banking, retail, investment management and other businesses. On March 26, 2009, we signed a memorandum of understanding with Morgan Stanley to form a securities joint venture combining MUS and Morgan Stanley Japan Securities Co., Ltd. by March 2010. The proposed joint venture is expected to become a new industry leader in Japan offering a large domestic retail brokerage network, a full range of institutional businesses and significant global reach. MUFG will own a 60% interest of the joint venture while Morgan Stanley will own a 40% interest. On June 30, 2009, the scope of the strategic alliance was expanded into new geographies and businesses. These include:

•

A global alliance in corporate and investment banking consisting of the creation of Morgan Stanley MUFG Loan Partners, LLC., a loan marketing joint venture that will be focused on generating attractive credit opportunities for both companies and provide clients in the United States, Canada and Latin America (subject to clearance of any regulatory requirement in each jurisdiction) with access to expanded, world-class lending and capital markets services from both companies;

•

Business referral arrangements in Asia, Europe, the Middle East and Africa, which are intended to cover a number of products and services, including capital markets, loans, fixed income sales and other ancillary businesses;

•

A commodities-specific initiative, in the form of a referral agreement for commodities transactions executed outside of Japan, which will enable BTMU to refer its clients to the Morgan Stanley Capital Group for commodity transactions and receive referral fees upon completion of any deals; and

•

Secondment of personnel to share best practices and expertise, through which the secondees will be able to share knowledge and help maximize the benefits of the strategic alliance across a variety of business areas.

Completion of Tender Offer and Merger to Acquire All the Outstanding Shares of UNBC

In September 2008, we and BTMU completed a cash tender offer for approximately $3.5 billion to purchase all of the outstanding shares of UnionBanCal Corporation, or UNBC, that we and our affiliates did not already own. As of the close of the offer, shares representing approximately 33% of the outstanding shares of UNBC had been validly tendered or guaranteed to be delivered. When added to our and our affiliates’ 64% stake at the time, the amount represented approximately 97% of UNBC’s total outstanding shares. All shareholders who tendered shares were paid $73.50 per share in cash. In November 2008, BTMU and UNBC completed a second-step merger as a result of which UNBC became a wholly owned subsidiary of BTMU.

Completion of Tender Offer to Acquire Additional Shares of ACOM

In October 2008, we completed a tender offer and acquired, for ¥4,000 per share in cash, 38,140,009 shares of common stock of ACOM CO., LTD., an equity method investee engaged in the consumer loan business in which we owned approximately 15% of the voting rights. As a result, we increased our voting rights to approximately 40%. Although ACOM remains an equity method investee under US GAAP, our increased ownership in ACOM complements our related efforts to increase the competitiveness of our consumer finance operations, which include a business and capital alliance among JACCS Co., Ltd., another equity method investee, BTMU and Mitsubishi UFJ NICOS centering on credit card related operations, installment credit sales, settlement operations and housing loan related operations, as described below.

Strategic Business and Capital Alliance between MUTB and Aberdeen

In October 2008, MUTB and Aberdeen Asset Management PLC, or Aberdeen, entered into a strategic business and capital alliance. Aberdeen is an asset management company based in Scotland and manages a wide range of investment products, including emerging market equities, global equities, and global fixed income. Under the business alliance, MUTB has an exclusive right to access Aberdeen’s services on behalf of domestic institutional investors, such as pension funds, in Japan. We believe the alliance will enable MUTB to meet its clients’ demands for global investment products.

As part of the capital alliance, MUTB initially acquired 9.9% of Aberdeen’s issued share capital for approximately ¥20 billion in October 2008. As of December 8, 2008, MUTB owned 11.0% of Aberdeen’s issued share capital. Subject to receiving the required regulatory approvals, MUTB intends to increase its holdings but not to a level that exceeds 19.9%. MUTB may appoint a representative as a nonexecutive director to the board of Aberdeen if MUTB’s holding reaches 15% or more of Aberdeen’s issued share capital. MUTB has agreed that, until April 2, 2010, it will not raise its holding in Aberdeen’s shares beyond 19.9%, subject to some exceptions.

MUTB and Aberdeen plan to continue to work towards further strengthening their strategic alliance by collaborating in marketing and product development.

Agreement on Integration between Bank of Ikeda and Senshu Bank

In May 2008, BTMU signed a basic agreement with The Senshu Bank, Ltd., or Senshu Bank, a regional bank subsidiary of BTMU headquartered in Osaka, and The Bank of Ikeda Ltd., or Bank of Ikeda, another regional bank headquartered in Osaka, concerning the planned business integration between the two regional banks.

On May 25, 2009, Bank of Ikeda and Senshu Bank entered into an agreement concerning their business integration (the “Business Integration”), with BTMU, which had agreed to the planned Business Integration. The new integrated company, to be incorporated on October 1, 2009, is expected to be an equity method affiliate of BTMU. As a leading independent financial group in the Osaka region, the new integrated company will not only contribute to the development of the regional society and economy, but will also aim for the improvement of its enterprise value. In order to respect the business independence of the new financial group consisting of Bank of Ikeda, Senshu Bank and the new integrated company, BTMU plans to divest a part of its common stock in the new integrated company and intends to exclude the new integrated company from an equity method affiliate of MUFG by September 30, 2014 at the latest. However, BTMU also intends to continuously and appropriately support the formation and development of the new financial group and Nobuo Kuroyanagi, the Chairman of BTMU as well as the President and CEO of MUFG, will be seconded as an outside director to the new integrated company upon its incorporation. As of March 31, 2009, BTMU owned 3.45% of the outstanding common stock and ¥30.0 billion of non-convertible preferred stock of Bank of Ikeda. BTMU’s voting right ratio in Bank of Ikeda increased to approximately 22% on June 26, 2009 following the terms and conditions of the non-convertible preferred stock of Bank of Ikeda.

MUTB’s Agreement to Acquire NikkoCiti Trust and Banking and Subsequent Rescission of the Agreement

In December 2008, MUTB entered into an agreement with Nikko Citi Holdings Inc. and Citigroup International LLC under which MUTB will purchase all of the issued shares of NikkoCiti Trust and Banking Corporation for ¥25 billion in cash, subject to certain purchase price adjustments as well as pending regulatory approvals and other closing conditions. However, on May 14, 2009, MUTB agreed with Nikko Citi Holdings Inc. to terminate the transaction due to the changes in its business environment and strategy.

Effects of Challenging Business Environment in Recent Periods

The global financial market crisis and recession initially triggered by disruptions in the US residential mortgage market and negative trends in the global economy has continued in recent months. Japan is also experiencing a difficult business environment with the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange and which was ¥8,109.53 as of March 31, 2009 declined from ¥12,525.54 as of March 31, 2008. The Nikkei Stock Average was ¥10,284.96 as of August 18, 2009.

The difficult business environment in Japan and globally has adversely affected our business and financial results in recent periods, and we expect the severe business conditions, resulting from the global financial market crisis and the recession in Japan and globally, to continue in the near term. As a result, we expect, among other things, increased credit costs resulting mainly from deteriorating business conditions for our borrowers, lower fees from investment products in retail business and derivative transactions in our corporate banking business, lower trading income, and increased impairment losses on equity securities resulting from the continuing decline in equity security prices in Japan generally.

The financial markets and overall economy, both in Japan and globally, may not improve in the near term. In fact, business conditions in Japan and globally could become even more challenging than we currently anticipate.

Permission to Operate as Financial Holding Companies in the United States

We, BTMU, MUTB and UNBC have received notification from the Board of Governors of the US Federal Reserve System that our elections to become financial holding companies under the US Bank Holding Company Act became effective as of October 6, 2008. This change in status means that we are able to engage in a broader range of financial activities in the United States without prior regulatory approval. More specifically, we will be able to engage in financial activities including a full range of securities and insurance businesses, as well as merchant banking activities.

Under our financial holding company status, we are also subject to additional regulatory requirements. For example, each of our banking subsidiaries with operations in the United States must be “well capitalized,” meaning a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Our US banking operations must also be “well managed,” including that they maintain examination ratings that are at least satisfactory. Failure to comply with such requirements would require us to prepare a remediation plan and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance.

Completion of Global Offering of Common Stock

In December 2008, we completed the sale of 934,800,000 shares of common stock in public offerings in the United States and Japan as well as private placements in other countries. On January 14, 2009, we completed the sale of additional 65,200,000 shares of common stock through a third-party allotment pursuant to the over-allotment option granted in connection with the Japanese offering. We sold 700 million newly issued shares of common stock and 300 million shares of treasury stock in the global offering. The proceeds from the global offering after underwriting discounts and commissions were ¥399.8 per share. The total net proceeds from the global offering after underwriting discounts and commissions and offering expenses were approximately ¥398.7 billion.

The total net proceeds from the global offering after underwriting discounts and commissions and offering expenses were used to make an equity investment in BTMU to strengthen our overall group capital base.

Issuance of Preferred Stock in Japan

In November 2008, we issued and sold 156,000,000 shares of non-convertible preferred stock, First Series Class 5 Preferred Stock, through a third-party allotment to Japanese institutional investors in order to further strengthen our financial base for our group’s future growth. A dividend of ¥43 per share of preferred stock was paid for the fiscal year ended March 31, 2009 and a dividend of ¥115 per share of preferred stock will be paid annually, subject to certain conditions, in priority to the common stock. We received approximately ¥388.6 billion in net cash proceeds from the third-party allotment. We used the net proceeds from the issuance and sale of the preferred stock to invest in our consolidated subsidiaries.

Issuance of Preferred Securities by Special Purpose Companies

In September 2008, MUFG Capital Finance 7 Limited, a special purpose company established in the Cayman Islands, issued ¥222 billion in non-cumulative and non-dilutive perpetual preferred securities in order to enhance the flexibility of our capital management. The securities have a fixed dividend rate of 3.60% per annum until January 2019 and a floating dividend rate after January 2019, and were sold primarily to Japanese institutional investors.

In March 2009, MUFG Capital Finance 8 Limited, a special purpose company established in the Cayman Islands, issued ¥90 billion in series A non-cumulative and non-dilutive perpetual preferred securities to enhance the flexibility of our capital management. The securities have a fixed dividend rate of 4.88% per annum until July 2019 and a non-step up floating dividend rate after July 2019. MUFG Capital Finance 8 Limited also issued ¥7.4 billion in series B non-cumulative and non-dilutive perpetual preferred securities with a fixed dividend rate of 4.55% per annum until July 2014 and a non-step up floating dividend rate after July 2014. These offerings were targeted towards Japanese institutional investors.

The proceeds from the sale of these preferred securities were reflected in our Tier I capital as of March 31, 2009 under the BIS capital adequacy requirements, which is calculated primarily from our Japanese GAAP financial information pursuant to the regulations promulgated by the Financial Services Agency of Japan, or the FSA. However, for accounting purposes under US GAAP, because those special purpose companies are not consolidated entities, the loans, which are made to us from the proceeds from the sale of these preferred securities issued by the special purpose companies, are presented as long-term debt on our consolidated balance sheet as of March 31, 2009.

In July 2009, MUFG Capital Finance 9 Limited, a special purpose company established in the Cayman Islands, issued ¥130 billion in series A non-cumulative and non-dilutive perpetual preferred securities with a fixed dividend rate of 4.52% per annum until January 2020 and a non-step up floating dividend rate after January 2020, ¥110 billion in series B non-cumulative and non-dilutive perpetual preferred securities with a fixed dividend rate of 4.02% per annum until January 2020 and a step up floating dividend rate after January 2020, and ¥130 billion in series C non-cumulative and non-dilutive perpetual preferred securities with a fixed dividend rate of 4.02% per annum until January 2015 and a non-step up floating dividend rate after January 2015. These offerings were targeted towards Japanese institutional investors. The preferred securities will also be reflected in our Tier I capital.

Redemption of Preferred Securities issued by a Special Purpose Company

In July 2009, Sanwa Capital Finance 2 Limited, a special purpose company established in the Cayman Islands, redeemed a total of ¥130 billion in non-cumulative and non-dilutive perpetual preferred securities. These preferred securities were previously reflected as part of our Tier I capital.

Allotment of Stock Compensation Type Stock Options (Stock Acquisition Rights)

In July 2009, we allotted stock compensation type stock options, or stock acquisition rights, to the directors, corporate auditors and executive officers of MUFG, BTMU, MUTB and MUS to acquire an aggregate amount of 5,655,800 shares of MUFG’s common stock. The stock acquisition rights have an exercise price of ¥1 per share of common stock and are exercisable until July 13, 2039. The purpose of issuing the stock acquisition rights is to further motivate the directors and executive officers to contribute to the improvement of stock prices and profits of MUFG and, with respect to the corporate auditors, to improve their audits and investigations aiming to increase the corporate value of MUFG. For more information on the stock acquisition rights, see “Item 6.B. Compensation” and Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan and the United States and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions;

•	interest rates;

•	currency exchange rates; and

•	stock and real estate prices.

Economic Environment in Japan

The environment surrounding the Japanese economy has continued to be severe, but signs of recovery have been increasing. Exports, which had continued to decline significantly since last fall, increased in March and April 2009, exceeding the previous month’s level, led by exports to Asia, especially to China. Production activity has begun to recover in response to the recovery of exports and expectations that the peak levels of inventory adjustments may have subsided. However, economic activity has significantly weakened relative to the past several years and remains severely low, although its rapid decline has slowed. It may take considerable time until economic activity recovers to the average level of the past few years and confidence of an economic recovery returns generally. Under these circumstances, profitability of Japanese corporations has substantially worsened. Net profits of corporations for the January-March 2009 period decreased by 69% compared to the same quarter of the last year, which was the largest decrease in Japan’s history, due to falling sales reflecting the plunge in exports since last fall and sluggish demand. Although the employment and income situation remain severe, there are signs of a recovery in private consumption as a result of improvement in Japanese stock prices since March 2009 and the effects of economic stimulus measures implemented by the Japanese government. However, private consumption may also lose momentum due to the continuing deterioration in employment and personal income.

The Bank of Japan lowered its uncollateralized overnight call rate target to 0.1% from 0.5% during the period between October 2008 and December 2008 as the economy further decelerated and the environment for corporate finance deteriorated. Long-term interest rates have also been on a downward trend with some fluctuations under the circumstances described above. As of early August 2009, the uncollateralized overnight call rate target was around 0.1%, and the yield on ten-year Japanese government bonds was around 1.4%. The following chart shows the interest rate trends in Japan since April 2007:

Regarding the Japanese stock market, the closing price of the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥12,525.54 at March 31, 2008 to ¥8,109.53 at March 31, 2009, and the closing price of the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, declined from 1,212.96 at March 31, 2008 to 773.66 at March 31, 2009, mainly due to the global financial market crisis and recession of both Japanese and overseas economies. On October 27, 2008, the closing price of the Nikkei Stock Average reached a 26-year low of ¥7,162.90 due to the market turmoil triggered by the financial crisis in the United States including the filing of a bankruptcy petition by Lehman Brothers Holdings Inc. As of August 18, 2009, the closing price of the Nikkei Stock Average was ¥10,284.96 and that of TOPIX was 949.66. The following chart shows the daily closing price of the Nikkei Stock Average since April 2007.

In the foreign exchange markets, the Japanese yen/US dollar foreign exchange rate was approximately ¥100 to US$1 at the beginning of April 2008, depreciating to approximately ¥110 to US$1 as of mid-August 2008. By January 2009, the Japanese yen had appreciated to approximately ¥88 to US$1. As of March 31, 2009, the Japanese yen/US dollar foreign exchange rate was ¥98.31 to US$1. Thereafter, the Japanese yen continued to be volatile, fluctuating between ¥92 to ¥101 to US$1. As of August 18, 2009, the Japanese yen/US dollar foreign exchange rate was ¥95.10 to US$1. Against the euro, the Japanese yen traded in a range of approximately ¥115 and ¥169 during the fiscal year ended March 31, 2009. As of August 18, 2009, the Japanese yen/euro foreign exchange rate was ¥134.35 to the euro. The following chart shows the foreign exchange rates expressed in Japanese yen per US dollar since April 2007:

For the first time in the past three years, the average price for both residential and commercial real estate experienced significant declines. Based on a survey by the Japanese government, the average residential land price in Japan declined by 3.2% between January 1, 2008 and January 1, 2009. The average commercial land price in Japan also declined by 4.7% during the same period. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land price declined by 3.5% between January 1, 2008 and January 1, 2009, while the average commercial land price declined by 5.4% during the same period. Between January 1, 2007 and January 1, 2008, the average residential land price rose by 4.3%, and the average commercial land price rose by 10.4%, in the same metropolitan areas. Looking into the local regions of Japan, which consist of regions other than the major metropolitan areas, the average residential and commercial land prices continued to decline for the fifth consecutive year with the rates of decline between January 1, 2008 and January 1, 2009, being 2.8% and 4.2%, respectively.

According to Teikoku Databank, a Japanese research institution, the number of companies who filed for legal bankruptcy in Japan from April 2008 to March 2009 was approximately 13,200, an increase of approximately 17% from the previous year, mainly due to an increase in bankruptcies of small sized companies, especially in the transportation and communications, real estate, and wholesale industries. Similarly, the aggregate amount of liabilities subject to bankruptcy filings for the same period was approximately ¥13.7 trillion, an increase of approximately 147% from the previous fiscal year, caused by an increase in the number of bankruptcy filings and large-scale bankruptcies in financial and real estate industries.

International Financial Markets

With respect to the international financial and economic environment, the US economy rapidly worsened due to the intensified financial crisis during the fiscal year ended March 31, 2009. Private consumption in the United States rapidly stalled in reaction to the significant deterioration of employment. The financial crisis also impacted Western Europe and parts of emerging Europe, triggered by the collapse of US investment banks in mid-September 2008.

Signs of recovery in the US economy have been increasing in recent months, but it may take considerable time until economic activities recover to the level of past years. In the corporate sector, production continues its downward trend due to higher inventory levels. Although disposable income of the household sector has been increasing due to the effects of economic stimulus measures and tax cuts by the US government, consumer sentiment is still weak because of low stock prices and high employment rates. In the European Union, or EU, the economic situation has also improved in recent months. However, there is no strong sign of recovery due to the high employment rates and increasing loan defaults experienced in the financial sector.

In the United States, the target for the federal funds rate was lowered to the range of zero to 0.25% in response to the deteriorating market conditions. In the EU, the European Central Bank coordinated an emergency rate cut in October 2008, followed by another substantial rate cut in November 2008 and thereafter took further actions. Currently, the European Central Bank’s interest rate policy has been established at 1.0%, which is the lowest level in the EU’s history.

Critical Accounting Estimates

Our consolidated financial statements included elsewhere in this Annual Report are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. The notes to our consolidated financial statements included elsewhere in this Annual Report provide a summary of our significant accounting policies. The following is a summary of the critical accounting estimates:

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of probable losses in our loan portfolio. The evaluation process, including credit-ratings and self-assessments, involves a number of estimates and judgments. The allowance is based on two principles of accounting: (1) Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” which requires that losses be accrued when they are probable of occurring and can be estimated; and (2) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures,” which require that losses be accrued based on the difference between the loan balance, on the one hand, and the present value of expected future cash flows discounted at the loan’s effective interest rate and the fair value of collateral or the loan’s observable market value, on the other hand.

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

In addition to the allowance for credit losses on our loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit and other financial instruments. Such allowance is included in other liabilities. With regard to the allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses.

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

For further information on the amount of the impairment losses and the aggregate amount of unrealized gross losses on investment securities, see Note 5 to our consolidated financial statements included elsewhere in this Annual Report.

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

Among other factors, forecasted operating results, which serve as the basis of our estimation of future taxable income, have a significant effect on the amount of the valuation allowance. In developing forecasted operating results, we assume that our operating performance is stable for certain entities where strong positive evidence exists, including core earnings based on past performance over a certain period of time. The actual results may be adversely affected by unexpected or sudden changes in interest rates as well as an increase in credit-related expenses due to the deterioration of economic conditions in Japan and material declines in the Japanese stock market to the extent that such impacts exceed our original forecast. In addition, near-term taxable income is also influential on the amount of the expiration of unused operating loss carryforwards since the Japanese corporate tax law permits operating losses to be deducted for a predetermined period generally no longer than seven years. For further information on the amount of operating loss carryforwards and the expiration dates, see Note 10 to our consolidated financial statements included elsewhere in this Annual Report.

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates as discussed above, the currently established allowance may not be sufficient. If the estimated allowance is not sufficient, we will incur additional deferred tax expenses, which could materially affect our operating results and financial condition in future periods.

Tax reserves.    We provide reserves for unrecognized tax benefits as required under Financial Accounting Standards Board (“FASB”) Interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.” In applying the standards of the Interpretation, we consider the relative risks and merits of positions taken in tax returns filed and to be filed, considering statutory, judicial, and regulatory guidance applicable to those positions. The Interpretation requires us to make assumptions and judgments about potential outcomes that lie outside management’s control. To the extent the tax authorities disagree with our conclusions, and depending on the final resolution of those disagreements, our effective tax rate may be materially affected in the period of final settlement with tax authorities.

Accounting for Goodwill and Intangible Assets

US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a two-step process that begins with an estimation of the fair value of a reporting unit of our business, which is to be compared with the carrying amount of the unit, to identify potential impairment of goodwill. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. For a reporting unit for which an observable quoted market price is available, the price is used for the fair value and control premium is also considered. For a reporting unit for which an observable quoted market price is not available, the fair value is determined using an income approach. In the income approach, discounted cash flows are calculated by taking the net present value based on each reporting unit’s internal forecasts. Cash flows are discounted using a discount rate approximating the weighted average cost of capital, and the discount rate reflects current market capitalization. A control premium factor is also considered in relation to market capitalization.

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

In developing our assumptions for expected long-term rates of return, we refer to the historical average returns earned by the plan assets and the rates of return expected to be available for reinvestment of existing plan assets, which reflect recent changes in trends and economic conditions, including market price. We also evaluate input from our actuaries, as well as their reviews of asset class return expectations.

Valuation of Financial Instruments

In accordance with SFAS No. 157, “Fair Value Measurement”, we measure the fair value of certain financial assets and liabilities on a recurring basis, including trading securities, trading derivatives and investment securities. In addition, certain other financial assets and liabilities are measured at fair value on a non-recurring basis, including held for sale loans which are carried at the lower of cost or fair value, collateral dependent loans under SFAS No. 114, “Accounting by Creditors for Impairment of Loans”, and nonmarketable equity securities subject to impairment. In accordance with FSP SFAS No. 157-2, we did not apply the provision of SFAS No.157 to the nonrecurring nonfinancial assets and nonfinancial liabilities which included premises and equipment, intangible assets and goodwill measured at fair value for impairment. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities— Including an amendment of FASB Statement No. 115”, we have elected the fair value option for certain foreign securities classified as available for sale, whose unrealized gains and losses are reported in income.

We have an established and documented process for determining fair value in accordance with SFAS No. 157. To determine fair value, we use quoted market prices which include those provided from pricing vendors, where available. We generally obtain one price or quote per instrument and do not adjust it to determine fair value of the instrument. Certain asset-backed securities are valued based on non-binding quotes provided by independent broker-dealers where no or few observable inputs are available to measure fair value. We do not adjust such broker-dealer quotes to the extent that there is no evidence that would indicate that the quotes are not indicative of the fair values of the securities. We perform internal price verification procedures to ensure that the quotes provided from the independent broker-dealers are reasonable. Such verification procedures include analytical review of periodic price changes, comparison analysis between periodic price changes and changes of indices such as a credit default swap index, or inquiries of underlying inputs and assumptions used by the broker-dealers such as probability of default, prepayment rate and discount margin. These verification procedures are periodically performed by independent risk management departments. For collateralized loan obligations, or CLOs, backed by general corporate loans, the fair value is determined by weighting the internal model valuation and the non-binding broker-dealer quotes. If quoted market prices are not available to determine fair value of derivatives, the fair value is based upon valuation techniques that use, where possible, current market-based or independently sourced parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of trading liabilities are determined by discounting future cash flows at a rate which incorporates our own creditworthiness. In addition, valuation adjustments may be made to ensure that the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk, and model risk. Our financial models are validated and periodically reviewed by risk management departments independent of divisions that created the models.

For a further discussion of the valuation techniques or models applied to the material assets or liabilities, see “Fair Value” in Note 30 to our consolidated financial statements included elsewhere in this Annual Report.

Change in Valuation Method

We observed that the market for CLOs backed by general corporate loans became significantly inactive compared with normal market activity due to the reduction in liquidity of certain debt securities resulting from the global financial market instability in the second half of the fiscal year ended March 31, 2009. Under such circumstances, we concluded that the unadjusted non-binding quotes from broker-dealers became less reflective of the fair value as defined by SFAS No. 157 with respect to CLOs backed by general corporate loans. Consequently, we changed the valuation method for estimating the fair value of such CLOs from the method adopting unadjusted quotes from independent broker-dealers to an estimation method by weighting the internal model prices and the non-binding broker-dealer quotes during the second half of the fiscal year ended March 31, 2009.

This change in valuation method was treated as a change in accounting estimate and has been accounted for prospectively. This change in valuation method had a positive impact on losses from continuing operations before income tax expense and net loss of ¥251 billion and ¥149 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥13.77 for the fiscal year ended March 31, 2009. This change also had a positive impact on the accumulated other changes in equity from nonowner sources, net of taxes, of ¥38 billion at March 31, 2009.

Fair Value Hierarchy

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is established by SFAS No. 157:

•	Level 1—Unadjusted quoted prices for identical instruments in active markets.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instruments.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instruments.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement of the financial instrument. For the categorization within the valuation hierarchy by the financial instruments, see “Fair Value” in Note 30 to our consolidated financial statements included elsewhere in this Annual Report.

The following table summarizes the assets and liabilities accounted for at fair value on a recurring basis by level under the SFAS No. 157 fair value hierarchy at March 31, 2009:

	March 31, 2009
	Fair Value	Percentage of Total
	(in billions)
Assets:
Level 1	¥40,664	63.0%
Level 2	18,239	28.2
Level 3	5,667	8.8

Total	¥64,570	100.0%

As a percentage of total assets	33.4%

Liabilities:
Level 1	¥2,742	21.8%
Level 2	9,632	76.4
Level 3	227	1.8

Total	¥12,601	100.0%

As a percentage of total liabilities	6.7%

Level 3 assets decreased ¥2,338 billion during the fiscal year ended March 31, 2009 mainly because level 3 trading securities decreased ¥1,978 billion and level 3 securities available for sale decreased ¥206 billion. The level 3 trading securities were principally comprised of foreign asset-backed securities such as CLOs backed by general corporate loans, residential mortgage-backed securities, or RMBS, and other securitized products. For the level 3 trading securities, losses of ¥719 billion were recognized for the fiscal year ended March 31, 2009. The losses were largely attributable to unrealized losses incurred by declines in fair value of the foreign asset-backed securities and their foreign exchange losses caused by the global financial market instability. The level 3 trading securities of ¥216 billion decreased because the amounts of sales and redemptions were greater than the purchase amounts for the fiscal year ended March 31, 2009. Furthermore, trading securities of ¥1,055 billion were transferred out of the level 3 recurring measurements during the fiscal year ended March 31, 2009, because BTMU reclassified certain trading securities to securities being held to maturity which are not measured at fair value and therefore are not subject to the SFAS No. 157 disclosure requirements. For further information on the reclassification, see Note 5 to our consolidated financial statements included elsewhere in this Annual Report. The decrease in the level 3 securities available for sale is mainly attributable to redemption of private placement bonds issued by Japanese non-public companies and unrealized losses incurred by declines in fair value of certain securities subject to deteriorated credit worthiness during the fiscal year ended March 31, 2009. The decrease in the level 3 securities available for sale was partially mitigated by an increase in the level 3 securities available for sale due to the transfers into level 3 on the private placement bonds issued by Japanese non-public companies subject to deteriorated credit worthiness.

In measuring fair value of these foreign asset-backed securities and private placement bonds issued by Japanese non-public companies, significant unobservable inputs are used because there is limited observable pricing information and market illiquidity. For further information of fair value measurements, see “Fair Value” in Note 30 to our consolidated financial statements included elsewhere in this Annual Report.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

A.    Operating Results

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions)
Interest income	¥3,915.7	¥4,366.8	¥3,895.8
Interest expense	1,585.9	2,087.1	1,599.4

Net interest income	2,329.8	2,279.7	2,296.4

Provision for credit losses	358.6	385.7	626.9
Non-interest income	1,947.9	1,778.1	175.1
Non-interest expense	2,784.2	3,659.7	3,572.5

Income (loss) from continuing operations before income tax expense (benefit)	1,134.9	12.4	(1,727.9)
Income tax expense (benefit)	552.8	553.1	(259.9)

Income (loss) from continuing operations	582.1	(540.7)	(1,468.0)
Loss from discontinued operations—net	(0.8)	(1.7)	—

Net income (loss)	¥581.3	¥(542.4)	¥(1,468.0)

We reported a net loss of ¥1,468.0 billion for the fiscal year ended March 31, 2009, an increase of ¥925.6 billion from ¥542.4 billion for the fiscal year ended March 31, 2008. Our basic loss per share of common stock (net loss available to common shareholders) for the fiscal year ended March 31, 2009 was ¥137.84, an increase of ¥83.79 from ¥54.05 for the fiscal year ended March 31, 2008. Loss from continuing operations before income tax expense for the fiscal year ended March 31, 2009 was ¥1,727.9 billion, compared with income of ¥12.4 billion for the fiscal year ended March 31, 2008.

Net Interest Income

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007		2008		2009
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥130,196.1	1.63%	¥123,196.2	1.78%	¥121,686.4	1.70%
Foreign	38,571.2	4.65	49,271.1	4.41	51,556.3	3.53

Total	¥168,767.3	2.32%	¥172,467.3	2.53%	¥173,242.7	2.25%

Financed by:
Interest-bearing funds:
Domestic	¥122,332.7	0.54%	¥123,231.9	0.69%	¥124,716.0	0.58%
Foreign	24,463.3	3.78	32,920.1	3.74	31,368.9	2.80

Total	146,796.0	1.08	156,152.0	1.34	156,084.9	1.02
Non-interest-bearing funds	21,971.3	—	16,315.3	—	17,157.8	—

Total	¥168,767.3	0.94%	¥172,467.3	1.21%	¥173,242.7	0.92%

Spread on:
Interest-bearing funds		1.24%		1.19%		1.23%
Total funds		1.38%		1.32%		1.33%

We use interest rate and other derivative contracts for hedging the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading assets or liabilities. Therefore, our net interest income for each of the fiscal years ended March 31, 2007, 2008 and 2009 was not materially affected by gains or losses resulting from such derivative instruments.

For a detailed discussion of our risk management systems, refer to “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Net interest income for the fiscal year ended March 31, 2009 was ¥2,296.4 billion, an increase of ¥16.7 billion, from ¥2,279.7 billion for the fiscal year ended March 31, 2008. This increase was mainly due to decreases in the average interest rates on both domestic and foreign interest-bearing funds. The effect of these decreases exceeded that of the decreases in the average interest rates on both domestic and foreign interest-earning assets.

The average interest rate spread on interest-bearing funds increased four basis points from 1.19% for the fiscal year ended March 31, 2008 to 1.23% for the fiscal year ended March 31, 2009. For the fiscal year ended March 31, 2009, the average rate on interest-earning assets decreased mainly due to lower foreign interest rates. However, the average rate on interest-bearing funds further decreased, which resulted in an increase of the average interest rate spread on interest-bearing funds, mainly due to the lower foreign interest rates. The average interest rate spread on total funds increased, showing an increase of one basis point from 1.32% for the fiscal year ended March 31, 2008 to 1.33% for the fiscal year ended March 31, 2009.

Average interest-earning assets for the fiscal year ended March 31, 2009 were ¥173,242.7 billion, an increase of ¥775.4 billion, from ¥172,467.3 billion for the fiscal year ended March 31, 2008. The increase was primarily attributable to an increase of ¥13,884.9 billion in trading account assets and an increase of ¥3,529.3 billion in foreign loans. These increases were partially offset by a decrease of ¥9,601.7 billion in foreign investment securities, a decrease of ¥2,058.4 billion in foreign interest-earning deposits in other banks and a decrease of ¥2,001.2 billion in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions. The increase in trading account assets was mainly due to the application of the fair value options, which resulted in the reclassification of some of our securities available for sale to trading account assets. For further information, see Note 30 to our consolidated financial statements included elsewhere in this Annual Report.

Average interest-bearing funds for the fiscal year ended March 31, 2009 were ¥156,084.9 billion, a decrease of ¥67.1 billion, from ¥156,152.0 billion for the fiscal year ended March 31, 2008. The decrease was primarily attributable to a decrease of ¥1,830.1 billion in foreign interest-bearing deposits and a decrease of ¥802.6 billion in domestic long-term debt. These decreases were partially offset by an increase of ¥2,581.3 billion in domestic interest-bearing deposits. The decrease in foreign interest-bearing deposits was mainly due to the fact that large deposits from foreign financial institutions decreased in response to the recent difficult market conditions in addition to the appreciation of the Japanese yen against the US dollar and other foreign currencies. The increase in domestic interest-bearing deposits was partially attributable to the attractive interest rates of our time deposits.

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

Average interest-earning assets for the fiscal year ended March 31, 2008 were ¥172,467.3 billion, an increase of ¥3,700.0 billion, from ¥168,767.3 billion for the fiscal year ended March 31, 2007. The increase was primarily attributable to an increase of ¥3,494.3 billion in foreign call loans, funds sold, and receivables under resale agreements and securities borrowing transactions, an increase of ¥3,493.3 billion in foreign loans, an increase of ¥1,600.7 billion in foreign interest-earning deposits in other banks and an increase of ¥1,538.8 billion in foreign investment securities. These increases were partially offset by a decrease of ¥4,718.6 billion in domestic investment securities and a decrease of ¥2,016.9 billion in domestic loans. The increase in foreign loans was mainly due to the growth of lending to Japanese and non-Japanese customers in Asia, the United States and Europe.

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

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Provision for credit losses for the fiscal year ended March 31, 2009 was ¥626.9 billion, an increase of ¥241.2 billion from ¥385.7 billion for the fiscal year ended March 31, 2008. The increase in provision for credit losses was mainly due to the general weakening of the financial condition of certain borrowers particularly overseas and small and medium sized borrowers.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Provision for credit losses for the fiscal year ended March 31, 2008 was ¥385.7 billion, an increase of ¥27.1 billion from ¥358.6 billion for the fiscal year ended March 31, 2007. The increase in provision for credit losses was mainly due to the downgrade in credit rating of certain overseas borrowers.

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions)
Fees and commissions:
Trust fees	¥146.0	¥156.3	¥125.4
Fees on funds transfer and service charges for collections	151.3	152.9	147.7
Fees and commissions on international business	70.2	69.7	64.1
Fees and commissions on credit card business	164.2	138.0	141.4
Service charges on deposits	37.5	36.1	31.6
Fees and commissions on securities business	136.6	130.7	112.1
Fees on real estate business	60.2	44.5	19.8
Insurance commissions	52.2	43.0	28.1
Fees and commissions on stock transfer agency services	73.7	72.3	62.9
Guarantee fees	88.3	86.3	77.6
Fees on investment funds business	152.8	161.5	130.6
Other fees and commissions	274.2	225.8	247.2

Total	1,407.2	1,317.1	1,188.5

Foreign exchange gains (losses)—net	(162.0)	1,295.9	(206.2)
Trading account profits (losses)—net:
Net profits on interest rate and other derivative contracts	212.8	520.6	555.5
Net profits (losses) on trading account securities, excluding derivatives	192.0	(122.2)	(813.3)

Total	404.8	398.4	(257.8)

Investment securities gains (losses)—net:
Net gains on sales of securities available for sale:
Debt securities	188.5	1.2	120.9
Marketable equity securities	105.7	83.8	28.4
Impairment losses on securities available for sale:
Debt securities	(38.1)	(1,169.1)	(155.5)
Marketable equity securities	(71.3)	(331.3)	(660.7)
Other	53.5	42.3	8.2

Total	238.3	(1,373.1)	(658.7)
Equity in losses of equity method investees	(56.9)	(34.5)	(60.1)
Gains on sales of loans	23.1	11.8	6.4
Other non-interest income	93.4	162.5	163.0

Total non-interest income	¥1,947.9	¥1,778.1	¥175.1

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

Net trading account profits (losses) primarily include net gains (losses) on trading account securities and interest rate and other derivative instruments entered into for trading purposes. Trading account assets or liabilities are carried at fair value and any changes in the value of trading account assets or liabilities, including interest rate derivatives, are recorded in net trading account profits (losses). Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net investment securities gains (losses) primarily include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as securities available for sale. In addition, impairment losses are recognized as an offset of net investment securities gains (losses) when management concludes that declines in fair value of investment securities are other than temporary.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Non-interest income for the fiscal year ended March 31, 2009 was ¥175.1 billion, a decrease of ¥1,603.0 billion, from ¥1,778.1 billion for the fiscal year ended March 31, 2008. This decrease was primarily due to a decrease of ¥1,502.1 billion in foreign exchange gains and a decrease of ¥656.2 billion in trading account profits. These decreases were partially offset by a decrease of ¥714.4 billion in investment securities losses.

Fees and commissions

Fees and commissions for the fiscal year ended March 31, 2009 were ¥1,188.5 billion, a decrease of ¥128.6 billion, from ¥1,317.1 billion for the fiscal year ended March 31, 2008. This decrease was primarily attributable to a decrease of ¥30.9 billion in trust fees, a decrease of ¥30.9 billion in fees on investment funds business, and a decrease of ¥24.7 billion in fees on real estate business due to a decrease of business volume.

Net foreign exchange gains (losses)

Net foreign exchange losses for the fiscal year ended March 31, 2009 were ¥206.2 billion, compared to net foreign exchange gains of ¥1,295.9 billion for the fiscal year ended March 31, 2008. The losses in foreign exchange were mainly due to the appreciation of the Japanese yen against the US dollar in the fiscal year ended March 31, 2009, compared to the fiscal year ended March 31, 2008. For reference, the foreign exchange rate expressed in Japanese yen per US$1.00 by BTMU was ¥118.05 at March 30, 2007, ¥100.19 at March 31, 2008 and ¥98.23 at March 31, 2009. As a result of adopting the fair value option under SFAS No.159, in principle, all transaction gains or losses on translation of eligible monetary assets and liabilities denominated in foreign currencies are included in current earnings. We recorded losses on translation of securities available for sale denominated in foreign currencies as non-interest income for the fiscal year ended March 31, 2009, which were recorded as other comprehensive income in prior fiscal years. As we maintain monetary assets and liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains or losses fluctuate with the appreciation or depreciation of the Japanese yen.

Net trading account profits (losses)

Net trading account losses of ¥257.8 billion were recorded for the fiscal year ended March 31, 2009, compared to net trading account profits of ¥398.4 billion for the fiscal year ended March 31, 2008. Net profits on interest rate and other derivative contracts were largely affected by the impact of the decrease in Japanese long-term interest rates on interest rate swaps principally held for risk management purposes. Although such contracts are generally entered into for risk management purposes, the majority did not meet the conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading positions. Both Japanese yen short-term interest rates and long-term interest rates generally declined during the fiscal year ended March 31, 2009 compared to the previous fiscal year. These declines in short-term and long-term interest rates had a favorable impact on our interest rate swap portfolios, in which we generally maintained net receive-fix and pay-variable positions, for managing interest rate risk on domestic deposits. However, the increase in net profits on interest rate and other derivative contracts of ¥34.9 billion was offset by an increase in net losses on trading account securities, excluding derivatives, of ¥691.1 billion, mainly reflecting the increase in loss on sales and revaluation from trading in debt and equity securities, including securities reclassified under SFAS No. 159, primarily due to unfavorable market conditions.

Net investment securities gains (losses)

Net investment securities losses for the fiscal year ended March 31, 2009 were ¥658.7 billion, a decrease of ¥714.4 billion, from ¥1,373.1 billion for the fiscal year ended March 31, 2008.

The net investment securities losses for the fiscal year ended March 31, 2009 mainly reflected the impairment losses of ¥660.7 billion on marketable equity securities available for sale and of ¥155.5 billion on debt securities available for sale. Impairment losses on debt securities for the fiscal year ended March 31, 2008 were ¥1,169.1 billion due to the appreciation of the Japanese yen against the US dollar. The impairment losses on debt securities for the fiscal year ended March 31, 2009 substantially decreased by ¥1,013.6 billion, compared to those for the fiscal year ended March 31, 2008, due to the election of the fair value option under SFAS No. 159 for certain foreign securities. The increase in impairment losses on marketable equity securities was due to a general decline in Japanese stock prices in the fiscal year ended March 31, 2009. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, was ¥12,525.54 at March 31, 2008 and ¥8,109.53 at March 31, 2009.

Equity in losses of equity method investees

We recorded equity in losses of equity method investees of ¥60.1 billion for the fiscal year ended March 31, 2009, an increase of ¥25.6 billion, from ¥34.5 billion for the fiscal year ended March 31, 2008. The increase in losses in the fiscal year ended March 31, 2009 was mainly due to increased losses associated with our equity method investees primarily in consumer finance and regional banking.

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

Net trading account profits

Net trading account profits of ¥398.4 billion were recorded for the fiscal year ended March 31, 2008, a decrease of ¥6.4 billion, from ¥404.8 billion for the fiscal year ended March 31, 2007.

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

Equity in losses of equity method investees

We recorded equity in losses of equity method investees of ¥34.5 billion for the fiscal year ended March 31, 2008, a decrease of ¥22.4 billion, from ¥56.9 billion for the fiscal year ended March 31, 2007. The decrease in losses in the fiscal year ended March 31, 2008 was mainly due to reduced losses of an equity method investee in the consumer finance business.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions)
Salaries and employee benefits	¥862.4	¥909.8	¥873.4
Occupancy expenses—net	179.4	173.2	171.9
Fees and commission expenses	238.0	218.1	209.8
Outsourcing expenses, including data processing	267.9	248.2	267.8
Depreciation of premises and equipment	118.9	179.6	132.1
Amortization of intangible assets	264.9	252.9	278.2
Impairment of intangible assets	184.8	78.7	126.9
Insurance premiums, including deposit insurance	112.8	112.4	113.8
Minority interest in income (loss) of consolidated subsidiaries	16.9	39.4	(36.3)
Communications	62.2	65.3	62.9
Taxes and public charges	79.7	83.4	85.7
Provision for repayment of excess interest	106.2	2.8	47.9
Impairment of goodwill	—	893.7	845.8
Other non-interest expenses	290.1	402.2	392.6

Total non-interest expense	¥2,784.2	¥3,659.7	¥3,572.5

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Non-interest expense for the fiscal year ended March 31, 2009 was ¥3,572.5 billion, a decrease of ¥87.2 billion from ¥3,659.7 billion for the previous fiscal year. This decrease was primarily due to the decrease of minority interest in income of consolidated subsidiaries, impairment of goodwill, depreciation of premises and equipment, and salaries and employee benefits. The decrease in these non-interest expenses was partially offset by an increase in impairment of intangible assets, provision for repayment of excess interest, amortization of intangible assets and outsourcing expenses, including data processing.

Salaries and employee benefits

Salaries and employee benefits for the fiscal year ended March 31, 2009 were ¥873.4 billion, a decrease of ¥36.4 billion from ¥909.8 billion for the previous fiscal year. This decrease was mainly due to the fact that our credit card subsidiary paid early retirement benefits during the fiscal year ended March 31, 2008, which were not paid for in the fiscal year ended March 31, 2009.

Depreciation of premises and equipment

Depreciation of premises and equipment for the fiscal year ended March 31, 2009 was ¥132.1 billion, a decrease of ¥47.5 billion from ¥179.6 billion for the previous fiscal year. This decrease primarily reflected the fact that the depreciation of premises and equipment increased significantly for the fiscal year ended March 31, 2008, because we reviewed the salvage values of premises and equipment and decided to change the estimated salvage values of these assets to ¥1 during the fiscal year ended March 31, 2008. For the fiscal year ended March 31, 2009, we did not have such additional depreciation and this resulted in a decrease of depreciation of premises and equipment compared to the previous year. For further information, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

Impairment of intangible assets

Impairment of intangible assets for the fiscal year ended March 31, 2009 was ¥126.9 billion, an increase of ¥48.2 billion, from ¥78.7 billion for the previous fiscal year. The increase was mainly due to an increase in impairment of intangible assets related to our consumer finance subsidiary.

Minority interest in income of consolidated subsidiaries

Minority interest in loss of consolidated subsidiaries for the fiscal year ended March 31, 2009 was ¥36.3 billion, a decrease of ¥75.7 billion from income of ¥39.4 billion for the previous fiscal year. The decrease was mainly due to our making UNBC a wholly-owned subsidiary, which resulted in a decrease in minority interest of UNBC.

Provision for repayment of excess interest

Provision for repayment of excess interest for the fiscal year ended March 31, 2009 was ¥47.9 billion, an increase of ¥45.1 billion from ¥2.8 billion for the previous fiscal year. The increase was mainly due to an increase in the provision for repayment of excess interest at our credit card subsidiary following developments in recent court cases relating to gray-zone interest repayment claims.

Impairment of goodwill

In the fiscal year ended March 31, 2009, we recorded an impairment of goodwill of ¥845.8 billion. We recorded an impairment in goodwill due to, among other factors, the global financial market crisis and recession which negatively impacted the fair value of our reporting units for the purposes of our periodic testing of goodwill for impairment. We recorded an impairment of goodwill of ¥893.7 billion for the fiscal year ended March 31, 2008. For further information, see Note 9 to our consolidated financial statements included elsewhere in this Annual Report.

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

Impairment of goodwill

In the fiscal year ended March 31, 2008, we recorded an impairment of goodwill of ¥893.7 billion. We recorded impairment of goodwill due to, among other factors, the global financial market instability which negatively impacted the fair value of our reporting units for the purposes of our periodic testing of goodwill for impairment. We did not record an impairment of goodwill for the fiscal year ended March 31, 2007. For further information, see Note 9 to our consolidated financial statements included elsewhere in this Annual Report.

Income Tax Expense (Benefit)

The following table presents a summary of our income tax expense (benefit):

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions, except percentages)
Income (loss) from continuing operations before income tax expense (benefit)	¥1,134.9	¥12.4	¥(1,727.9)
Income tax expense (benefit)	¥552.8	¥553.1	¥(259.9)
Effective income tax rate	48.7%	4,476.3%	15.0%
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2007, 2008 and 2009 are summarized as follows:

	Fiscal years ended March 31,
	2007	2008	2009
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Nondeductible expenses	0.2	24.9	(0.2)
Dividends from foreign subsidiaries	0.9	101.8	(0.3)
Foreign tax credit and payments	0.8	10.2	(0.7)
Lower tax rates applicable to income of subsidiaries	(0.5)	(79.0)	—
Minority interests	0.6	143.7	0.6
Change in valuation allowance	7.2	1,400.7	(2.4)
Realization of previously unrecognized tax effects of subsidiaries	—	(5.0)	(1.7)
Nontaxable dividends received	(1.4)	(152.3)	0.5
Impairment of goodwill	—	2,937.4	(19.9)
Undistributed earnings of subsidiaries	0.9	36.3	(1.5)
Tax and interest expense for FIN No. 48	—	8.5	(1.0)
Other—net	(0.6)	8.5	1.0

Effective income tax rate	48.7%	4,476.3%	15.0%

The effective income tax rate of 15.0% for the fiscal year ended March 31, 2009 was 25.6 percentage points lower than the combined normal effective statutory tax rate of 40.6%. This lower tax rate primarily reflected an impairment loss related to goodwill which was recognized as a result of a decline in the fair value of certain reporting units for the impairment testing purpose due to the continuing global financial market instability. In addition, this lower tax rate reflected an increased valuation allowance for operating loss carryforwards that were no longer deemed to be “more likely than not” to be realized to capture the global economic slowdown.

The effective income tax rate of 4,476.3% for the fiscal year ended March 31, 2008 was 4,435.7 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This higher tax rate was primarily due to the fact that an impairment of goodwill was recorded under US GAAP, decreasing our income from continuing operations before income tax expense to ¥12.4 billion for the fiscal year ended March 31, 2008. Under Japanese tax law, such impairment of goodwill was not deductible in computing our taxable income and, accordingly, our income tax expense was significantly higher in comparison to our income from continuing operations before income tax expense reported under US GAAP. In addition, this higher tax rate reflected an additional valuation allowance related to operating loss carryforwards that were no longer deemed to be “more likely than not” to be realized, due to a decline in estimated future taxable income resulting from the downturn in financial and banking businesses caused by disruptions in the global financial markets.

The effective income tax rate of 48.7% for the fiscal year ended March 31, 2007 was 8.1 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This higher tax rate primarily reflected an addition of valuation allowance for certain companies, including a subsidiary in the consumer finance business.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this section are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our consolidated financial statements prepared on the basis of US GAAP. For example, operating profit does not reflect items such as a part of provision (credit) for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and equity investment securities gains (losses).

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate, and Trust Assets. This integrated business group system is intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries. Under this system, as the holding company, we formulate strategies for our Group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within our Group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

Operations that are not covered by the integrated business group system are classified under Global Markets and Other.

The following is a brief explanation of our business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. This business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers. UNBC is a bank holding company, whose primary subsidiary, Union Bank, N.A., or Union Bank, is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. As a result of the tender offer that was completed in September 2008, and the second-step merger that was completed in November 2008, UNBC became our wholly owned subsidiary. For further information, see “—Recent Developments.”

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. This business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

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

Effective April 1, 2008, we modified our managerial accounting methods, including those regarding revenue and expense distribution among our business segments. The presentation set forth below for the fiscal year ended March 31, 2007 and for the fiscal year ended March 31, 2008 has been reclassified to conform to the new basis of managerial accounting. For further information, see Note 28 to our consolidated financial statements included elsewhere in this Annual Report.

(in billions)	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total

Fiscal year ended March 31, 2007
Net revenue	¥1,304.1	¥1,283.3	¥301.4	¥324.3	¥625.7	¥1,909.0	¥194.2	¥380.1	¥14.9	¥3,802.3
Operating expenses	917.1	537.0	178.7	200.8	379.5	916.5	103.8	57.7	176.8	2,171.9

Operating profit (loss)	¥387.0	¥746.3	¥122.7	¥123.5	¥246.2	¥992.5	¥90.4	¥322.4	¥(161.9)	¥1,630.4

Fiscal year ended March 31, 2008
Net revenue	¥1,332.7	¥1,171.8	¥301.5	¥296.4	¥597.9	¥1,769.7	¥198.5	¥290.6	¥28.6	¥3,620.1
Operating expenses	955.9	573.6	183.8	187.6	371.4	945.0	98.5	59.0	190.5	2,248.9

Operating profit (loss)	¥376.8	¥598.2	¥117.7	¥108.8	¥226.5	¥824.7	¥100.0	¥231.6	¥(161.9)	¥1,371.2

Fiscal year ended March 31, 2009
Net revenue	¥1,319.6	¥952.7	¥350.8	¥256.8	¥607.6	¥1,560.3	¥171.1	¥311.6	¥(24.0)	¥3,338.6
Operating expenses	977.0	569.4	171.6	157.3	328.9	898.3	93.3	62.3	181.9	2,212.8

Operating profit (loss)	¥342.6	¥383.3	¥179.2	¥99.5	¥278.7	¥662.0	¥77.8	¥249.3	¥(205.9)	¥1,125.8

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Net revenue of the Integrated Retail Banking Business Group decreased ¥13.1 billion from ¥1,332.7 billion for the fiscal year ended March 31, 2008 to ¥1,319.6 billion for the fiscal year ended March 31, 2009. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations, such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The decrease in net revenue was mainly due to decreases in net interest income in consumer finance as well as fees and commissions on securities businesses and investment funds business, which fully offset increases in net fees and revenue from deposits and those from ACOM CO., LTD., a consumer finance company that became a consolidated subsidiary during the fiscal year ended March 31, 2009.

Operating expenses of the Integrated Retail Banking Business Group increased ¥21.1 billion from ¥955.9 billion for the fiscal year ended March 31, 2008 to ¥977.0 billion for the fiscal year ended March 31, 2009. The increase in operating expenses was due to the consolidation of ACOM.

Operating profit of the Integrated Retail Banking Business Group decreased ¥34.2 billion from ¥376.8 billion for the fiscal year ended March 31, 2008 to ¥342.6 billion for the fiscal year ended March 31, 2009. This decrease was mainly due to the decrease in net revenue and increase in operating expenses as stated above.

Net revenue of the Integrated Corporate Banking Business Group decreased ¥209.4 billion from ¥1,769.7 billion for the fiscal year ended March 31, 2008 to ¥1,560.3 billion for the fiscal year ended March 31, 2009. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenues from lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The decrease in net revenue was mainly due to decreased net revenue in domestic businesses.

With regard to the domestic businesses, net revenue of ¥952.7 billion, a decrease of ¥219.1 billion from the previous fiscal year, was recorded for the fiscal year ended March 31, 2009. This decrease was mainly due to a decrease in net interest income resulting from a decrease in loan interest margin and decreases in net revenue from sales of derivative products and from securities businesses. The decrease in net revenue was also attributable to losses from impairment and sales of securitized products.

With regard to the overseas businesses, net revenue of ¥607.6 billion, an increase of ¥9.7 billion from the previous fiscal year, was recorded for the fiscal year ended March 31, 2009. This increase was mainly due to an increase in net revenue from overseas lending business mainly for non-Japanese corporate clients.

Operating expenses of the Integrated Corporate Banking Business Group were ¥898.3 billion for the fiscal year ended March 31, 2009, a decrease of ¥46.7 billion from the fiscal year ended March 31, 2008.

Operating profit of the Integrated Corporate Banking Business Group decreased ¥162.7 billion from ¥824.7 billion for the fiscal year ended March 31, 2008 to ¥662.0 billion for the fiscal year ended March 31, 2009. This decrease was mainly due to the decrease in net revenue as stated above.

Net revenue of the Integrated Trust Assets Business Group decreased ¥27.4 billion from ¥198.5 billion for the fiscal year ended March 31, 2008 to ¥171.1 billion for the fiscal year ended March 31, 2009. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. The decrease in net revenue was mainly due to a decrease in net revenue from pension funds and investment trusts.

Operating expenses of the Integrated Trust Assets Business Group decreased ¥5.2 billion from ¥98.5 billion for the fiscal year ended March 31, 2008 to ¥93.3 billion for the fiscal year ended March 31, 2009.

Operating profit of the Integrated Trust Assets Business Group decreased ¥22.2 billion from ¥100.0 billion for the fiscal year ended March 31, 2008 to ¥77.8 billion for the fiscal year ended March 31, 2009. This decrease was due to the decrease in net revenue as stated above.

Net revenue of Global Markets increased ¥21.0 billion from ¥290.6 billion for the fiscal year ended March 31, 2008 to ¥311.6 billion for the fiscal year ended March 31, 2009. The increase in net revenue was mainly due to a good performance in asset liability management for both domestic and overseas operations.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Net revenue of the Integrated Retail Banking Business Group increased ¥28.6 billion from ¥1,304.1 billion for the fiscal year ended March 31, 2007 to ¥1,332.7 billion for the fiscal year ended March 31, 2008. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations, such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to increases in net fees and revenue from the deposits and the revenue from kabu.com Securities, an online securities company that became a consolidated subsidiary during the fiscal year ended March 31, 2008.

Operating expenses of the Integrated Retail Banking Business Group increased ¥38.8 billion from ¥917.1 billion for the fiscal year ended March 31, 2007 to ¥955.9 billion for the fiscal year ended March 31, 2008. The increase in operating expenses was due to an increase in expenses related to the integration of IT systems mainly for our merged commercial bank subsidiaries.

Operating profit of the Integrated Retail Banking Business Group decreased ¥10.2 billion from ¥387.0 billion for the fiscal year ended March 31, 2007 to ¥376.8 billion for the fiscal year ended March 31, 2008. This decrease was mainly due to the increase in operating expenses as stated above.

Net revenue of the Integrated Corporate Banking Business Group decreased ¥139.3 billion from ¥1,909.0 billion for the fiscal year ended March 31, 2007 to ¥1,769.7 billion for the fiscal year ended March 31, 2008. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenues from lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The decrease in net revenue was mainly due to decreased net revenue in domestic businesses resulting from a decrease in interest spread and lending volume.

With regard to the domestic businesses, net revenue of ¥1,171.8 billion, a decrease of ¥111.5 billion from the previous fiscal year, was recorded for the fiscal year ended March 31, 2008. This decrease was mainly due to a decrease in net interest income from loans and fees related to securities businesses. Intensified competition with other financial institutions increased downward pressure on the interest spread of our lending operations to large and medium-sized Japanese companies, and the recent deterioration in financial markets led to lower transaction volume in securities businesses.

With regard to the overseas businesses, net revenue of ¥597.9 billion, a decrease of ¥27.8 billion from the previous fiscal year, was recorded for the fiscal year ended March 31, 2008. Although lending and foreign exchange businesses to Japanese and non-Japanese corporate clients in growing markets in Asia as well as the markets in the Americas and Europe contributed to the expansion of our overseas businesses, net revenue decreased due to further appreciation of the Japanese yen against the US dollar.

Operating expenses of the Integrated Corporate Banking Business Group were ¥945.0 billion for the fiscal year ended March 31, 2008, an increase of ¥28.5 billion from the fiscal year ended March 31, 2007.

Operating profit of the Integrated Corporate Banking Business Group decreased ¥167.8 billion from ¥992.5 billion for the fiscal year ended March 31, 2007 to ¥824.7 billion for the fiscal year ended March 31, 2008. This decrease was mainly due to the decrease in net revenue as stated above.

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

Net revenue of Global Markets decreased ¥89.5 billion from ¥380.1 billion for the fiscal year ended March 31, 2007 to ¥290.6 billion for the fiscal year ended March 31, 2008. The decrease in net revenue was mainly due to losses on sales and impairment losses of investment securities, including asset-backed securities.

Geographic Segment Analysis

The table immediately below sets forth our total revenue, income (loss) from continuing operations before income tax expense (benefit) and net income (loss) on a geographic basis for the fiscal years ended March 31, 2007, 2008 and 2009. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. For further information, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥3,668.0	¥4,691.0	¥2,924.4

Foreign:
United States of America	1,191.6	228.1	568.7
Europe	540.6	699.8	233.7
Asia/Oceania excluding Japan	270.2	442.0	329.7
Other areas(1)	193.3	84.0	14.4

Total foreign	2,195.7	1,453.9	1,146.5

Total	¥5,863.7	¥6,144.9	¥4,070.9

Income (loss) from continuing operations before income tax expense (benefit):
Domestic	¥236.8	¥280.2	¥(1,331.1)

Foreign:
United States of America	462.9	(517.6)	(203.0)
Europe	254.5	91.8	(235.8)
Asia/Oceania excluding Japan	83.5	183.9	110.5
Other areas(1)	97.2	(25.9)	(68.6)

Total foreign	898.1	(267.8)	(396.9)

Total	¥1,134.9	¥12.4	¥(1,728.0)

Net income (loss):
Domestic	¥63.0	¥(227.1)	¥(1,064.3)

Foreign:
United States of America	248.9	(637.3)	(223.5)
Europe	169.2	121.3	(229.5)
Asia/Oceania excluding Japan	44.2	232.2	119.4
Other areas(1)	56.0	(31.5)	(70.1)

Total foreign	518.3	(315.3)	(403.7)

Total	¥581.3	¥(542.4)	¥(1,468.0)

Note:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Domestic net loss for the fiscal year ended March 31, 2009 was ¥1,064.3 billion, compared to a net loss of ¥227.1 billion for the fiscal year ended March 31, 2008. This deterioration mainly reflected the increase in loss on sales and revaluation from trading in debt and equity securities primarily due to unfavorable market conditions.

Foreign net loss for the fiscal year ended March 31, 2009 was ¥403.7 billion, an increase of ¥88.4 billion, from ¥315.3 billion for the fiscal year ended March 31, 2008. This increase primarily reflected an increase in net loss in Europe of ¥350.8 billion over the same period, which was recorded mainly due to the appreciation of the Japanese yen against the euro and other foreign currencies.

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

Effect of Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

The average exchange rate for the fiscal year ended March 31, 2009 was ¥100.54 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥114.29 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2008 was ¥103.46 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2007 of ¥117.84 per US$1.00.

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of decreasing total revenue by ¥477.2 billion, net interest income by ¥141.2 billion and income before income taxes by ¥168.2 billion, respectively, for the fiscal year ended March 31, 2009.

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

B.    Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2009 were ¥193.50 trillion, a decrease of ¥2.27 trillion from ¥195.77 trillion at March 31, 2008. The decrease in total assets mainly reflected decreases in receivables under resale agreements of ¥4.58 trillion, investment securities of ¥4.51 trillion, and interest-earning deposits in other banks of ¥2.78 trillion. These decreases were partially offset by increases in trading account assets of ¥11.84 trillion, net loans of ¥1.29 trillion, and deferred tax assets of ¥1.27 trillion.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the Japanese yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2008 and 2009 by geographic region based principally on the domicile of the obligors:

	At March 31,
	2008(2) (Adjusted)	2009
	(in trillions)
Japan	¥140.61	¥143.00

Foreign:
United States of America	20.62	23.09
Europe	19.97	14.98
Asia/Oceania excluding Japan	8.32	7.47
Other areas(1)	6.25	4.96

Total foreign	55.16	50.50

Total	¥195.77	¥193.50

Notes:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.
(2)	Balances at March 31, 2008 were adjusted. See “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report for details.

At March 31, 2009, the foreign exchange rate expressed in Japanese yen per US$1.00 by us was ¥98.23, as compared with ¥100.19 at March 31, 2008. The Japanese yen amount of foreign currency-denominated assets and liabilities decreased as the relevant exchange rates resulted in an increase in the value of the Japanese yen relative to such foreign currencies. The appreciation of the Japanese yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2009 decreased the Japanese yen amount of our total assets by ¥8.03 trillion.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2008 and 2009, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds.

	At March 31,
	2008 (Restated)(3)	2009
	(in billions)
Domestic:
Manufacturing	¥11,178.9	¥12,922.8
Construction	1,728.5	1,803.5
Real estate	10,857.1	10,436.8
Services	6,554.0	6,750.4
Wholesale and retail	9,308.6	9,760.8
Banks and other financial institutions(1)	4,671.5	4,836.0
Communication and information services	1,150.4	732.7
Other industries	10,806.2	9,515.9
Consumer	21,517.7	20,542.4

Total domestic	77,772.9	77,301.3

Foreign:
Governments and official institutions	316.8	351.1
Banks and other financial institutions(1)	2,100.1	2,687.0
Commercial and industrial	16,189.7	17,550.6
Other	2,706.7	2,510.5

Total foreign	21,313.3	23,099.2

Unearned income, unamortized premium—net and deferred loan fees—net	(84.1)	(90.2)

Total(2)	¥99,002.1	¥100,310.3

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥505.6 billion at March 31, 2008 and ¥119.6 billion at March 31, 2009, which are carried at the lower of cost or estimated fair value.
(3)	Classification of loans by industry at March 31, 2008 were restated. See Note 6 to our consolidated financial statement included elsewhere in this Annual Report for further information.

Loans are our primary use of funds. The average loan balance accounted for 56.26% of total interest-earning assets for the fiscal year ended March 31, 2008 and 57.81% for the fiscal year ended March 31, 2009.

At March 31, 2009, our total loans were ¥100.31 trillion, representing an increase of ¥1.31 trillion from ¥99.00 trillion at March 31, 2008. Before unearned income, unamortized premiums—net and deferred loan fees—net, our loan balance at March 31, 2009 consisted of ¥77.30 trillion of domestic loans and ¥23.10 trillion of foreign loans, while the loan balance at March 31, 2008 consisted of ¥77.77 trillion of domestic loans and ¥21.31 trillion of foreign loans. Between March 31, 2008 and March 31, 2009, domestic loans decreased ¥0.47 trillion and foreign loans increased ¥1.79 trillion.

Within the domestic loan portfolio, the loan balances for the manufacturing, and wholesale and retail sectors increased by ¥1.74 trillion and ¥0.45 trillion, respectively. This was offset by decreases in the other industries, consumer, and real estate sectors of ¥1.29 trillion, ¥0.98 trillion, and ¥0.42 trillion, respectively. The overall decrease in domestic loans was mainly due to the continued economic recession, experienced throughout the fiscal year ended March 31, 2009.

The increase in foreign loans was mainly due to increased demand for loans from the commercial and industrial and the banks and other financial institutions during the fiscal year ended March 31, 2009. The recent disruptions in the global financial markets have limited the ability of businesses to obtain funding from the capital markets. As a result, loans to our foreign customers increased.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in billions)
Balance at beginning of fiscal year	¥1,012.2	¥1,112.5	¥1,134.9
Provision for credit losses	358.6	385.7	626.9
Charge-offs:
Domestic	(289.2)	(380.0)	(559.0)
Foreign	(13.9)	(6.5)	(44.3)

Total	(303.1)	(386.5)	(603.3)
Recoveries:
Domestic	35.5	28.5	23.7
Foreign	5.0	2.1	2.8

Total	40.5	30.6	26.5

Net charge-offs	(262.6)	(355.9)	(576.8)
Others(1)	4.3	(7.4)	(28.4)

Balance at end of fiscal year	¥1,112.5	¥1,134.9	¥1,156.6

Note:

(1)	“Others” primarily include foreign currency translation adjustments.

As previously discussed, the provision for credit losses for the fiscal year ended March 31, 2009 was ¥626.9 billion, an increase of ¥241.2 billion from ¥385.7 billion for the fiscal year ended March 31, 2008. The increase in the provision for credit losses was mainly due to the general weakening of the financial condition of certain borrowers particularly overseas and small and medium sized borrowers.

For the fiscal year ended March 31, 2009, the ratio of the provision for the credit losses of ¥626.9 billion to the average loan balance of ¥100.16 trillion was 0.63%, and that to the total average interest-earning assets of ¥173.24 trillion was 0.36%.

Charge-offs for the fiscal year ended March 31, 2009 were ¥603.3 billion, an increase of ¥216.8 billion from ¥386.5 billion for the fiscal year ended March 31, 2008. The increase in the charge-offs was mainly due to increases in the charge-offs for the domestic real estate and wholesale and retail and the foreign banks and other financial institutions.

The total allowance for credit losses at March 31, 2009 was ¥1,156.6 billion, an increase of ¥21.7 billion from ¥1,134.9 billion at March 31, 2008 as we recorded a provision for credit losses of ¥626.9 billion, whereas we had net charge-offs of ¥576.8 billion.

The following table presents comparative data in relation to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2008	¥78.3	¥20.8	¥57.5	¥(13.2)
For the fiscal year ended March 31, 2009	¥24.5	¥9.4	¥15.1	¥(0.3)

Notes:

(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

Through the sale of nonperforming loans to third parties, additional provisions or gains may arise from factors such as a change in the credit quality of the borrowers or the value of the underlying collateral subsequent to the prior reporting date, and the risk appetite and investment policy of the purchasers.

Due to the inherent uncertainty of factors that may affect negotiated prices which reflect the borrowers’ financial condition and the value of underlying collateral, the fact that we recorded no additional cost during the reported period is not necessarily indicative of the results that we may record in the future.

In connection with the sale of loans including performing loans, we recorded net gains of ¥14.8 billion and net losses of ¥1.8 billion for the fiscal years ended March 31, 2008 and 2009, respectively.

The following table summarizes the allowance for credit losses by component at March 31, 2008 and 2009:

	At March 31,
	2008	2009
	(in billions)
Allocated allowance:
Specific—specifically identified problem loans	¥563.3	¥618.5
Large groups of smaller balance homogeneous loans	129.1	97.9
Loans exposed to specific country risk	0.1	1.1
Formula—substandard, special mention and other loans	432.7	432.8
Unallocated allowance	9.7	6.3

Total allowance	¥1,134.9	¥1,156.6

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

Change in total allowance and provision for credit losses

At March 31, 2009, the total allowance for credit losses was ¥1,156.6 billion, representing 1.15% of our total loan portfolio. At March 31, 2008, the total allowance for credit losses was ¥1,134.9 billion, representing 1.15% of our total loan portfolio.

The total allowance increased from ¥1,134.9 billion at March 31, 2008 to ¥1,156.6 billion at March 31, 2009 primarily as a result of the downgrade in the credit rating of certain overseas borrowers and certain borrowers of the real estate and wholesale and retail segment during the fiscal year ended March 31, 2009.

During the fiscal year ended March 31, 2009, there were no significant changes in our general allowance policy, which affected our allowance for credit losses for the period, resulting from directives, advice or counsel from governmental or regulatory bodies.

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

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2008 and 2009:

	At March 31,
	2008	2009
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥109.1	¥87.7
Construction	44.3	55.8
Real estate	164.5	263.8
Services	142.8	104.6
Wholesale and retail	156.8	139.0
Banks and other financial institutions	10.6	14.8
Communication and information services	45.1	36.9
Other industries	36.2	20.6
Consumer	318.9	372.9

Total domestic	1,028.3	1,096.1
Foreign	116.2	153.4

Total nonaccrual loans	1,144.5	1,249.5

Restructured loans:
Domestic:
Manufacturing	79.0	67.5
Construction	16.4	18.0
Real estate	119.3	59.4
Services	32.7	40.7
Wholesale and retail	32.1	28.8
Banks and other financial institutions	2.0	3.3
Communication and information services	2.6	15.9
Other industries	145.5	128.3
Consumer	62.6	95.9

Total domestic	492.2	457.8
Foreign	25.1	63.8

Total restructured loans	517.3	521.6

Accruing loans contractually past due 90 days or more:
Domestic	14.9	15.1
Foreign	3.0	6.4

Total accruing loans contractually past due 90 days or more	17.9	21.5

Total	¥1,679.7	¥1,792.6

Total loans	¥99,002.1	¥100,310.3

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	1.70%	1.79%

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more increased by ¥112.9 billion from ¥1,679.7 billion at March 31, 2008 to ¥1,792.6 billion at March 31, 2009. Similarly, the percentage of nonperforming loans to total loans increased to 1.79% at March 31, 2009 from 1.70% at March 31, 2008.

Total nonaccrual loans were ¥1,249.5 billion at March 31, 2009, an increase of ¥105.0 billion from ¥1,144.5 billion at March 31, 2008. Domestic nonaccrual loans increased ¥67.8 billion between March 31, 2008 and March 31, 2009, mainly due to the downgrade in credit rating of certain borrowers of the real estate segment.

Foreign nonaccrual loans increased ¥37.2 billion between March 31, 2008 and March 31, 2009, mainly due to the downgrade in credit ratings of certain overseas borrowers included in the foreign banks and other financial institutions segment. Domestic nonaccrual loans in real estate increased ¥99.3 billion and those in services decreased ¥38.2 billion.

Total restructured loans were ¥521.6 billion at March 31, 2009, an increase of ¥4.3 billion from ¥517.3 billion at March 31, 2008. Domestic restructured loans decreased ¥34.4 billion to ¥457.8 billion at March 31, 2009 from ¥492.2 billion at March 31, 2008 mainly due to the downgrade in credit ratings of certain borrowers in the real estate segment. Restructured loans in the real estate segment decreased ¥59.9 billion and restructured loans in the manufacturing segment decreased ¥11.5 billion, but those in the consumer segment increased ¥33.3 billion.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2008 and 2009, excluding smaller-balance homogeneous loans:

	At March 31,
	2008		2009
	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions)
Requiring an impairment allowance	¥1,131.8	¥563.3	¥1,168.5	¥618.6
Not requiring an impairment allowance(1)	311.8	—	407.7	—

Total(2)	¥1,443.6	¥563.3	¥1,576.2	¥618.6

Percentage of the allocated allowance to total impaired loans	39.0%		39.2%

Notes:

(1)	These loans do not require an allowance for credit losses under SFAS No. 114 since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥11.9 billion at March 31, 2008 and there were no loans held for sale that were impaired at March 31, 2009.

Impaired loans increased by ¥132.6 billion from ¥1,443.6 billion at March 31, 2008 to ¥1,576.2 billion at March 31, 2009, reflecting the increase in nonaccrual loans.

The percentage of the allocated allowance to total impaired loans increased 0.2 percentage points to 39.2% at March 31, 2009 from 39.0% at March 31, 2008.

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

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥97.9 billion at March 31, 2009, a decrease of ¥31.2 billion from ¥129.1 billion at March 31, 2008.

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

The allocated allowance for country risk exposure was ¥1.1 billion at March 31, 2009, a increase of ¥1.0 billion from ¥0.1 billion at March 31, 2008.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating the inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

The formula allowance increased ¥0.1 billion from ¥432.7 billion at March 31, 2008 to ¥432.8 billion at March 31, 2009.

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

Executive management reviews these conditions quarterly in discussion with our senior credit officers. To the extent that any of these conditions are evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management’s estimate of the effect of such conditions may be reflected as a specific allowance. Where any of these conditions are not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management’s evaluation of the probable loss related to such conditions is reflected in the unallocated allowance.

The unallocated allowance decreased ¥3.4 billion from ¥9.7 billion at March 31, 2008 to ¥6.3 billion at March 31, 2009. This decrease was primarily due to the impact of a decrease in evaluated loss factors for loans without allocated allowance.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments of credit, guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was ¥84.6 billion at March 31, 2009, a decrease of ¥12.7 billion from ¥97.3 billion at March 31, 2008. The decrease in the allowance for credit losses on off-balance-sheet credit instruments was mainly due to the reduction of some off-balance-sheet credit.

Investment Portfolio

Our investment securities are primarily comprised of Japanese national government and Japanese government agency bonds, corporate bonds and marketable equity securities. Japanese national government and Japanese government agency bonds are mostly classified as securities available for sale. We also hold Japanese national government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular, to maintain long-term relationships with these customers. However, we have been reducing the aggregate value of our equity securities because we believe that from a risk management perspective reducing the price fluctuation risk in our equity portfolio is imperative. As of March 31, 2008 and 2009, the aggregate value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier I capital.

Investment securities decreased ¥4.51 trillion, from ¥42.15 trillion at March 31, 2008 to ¥37.64 trillion at March 31, 2009 due primarily to significant decreases in foreign governments and official institutions bonds, corporate bonds, mortgage-backed securities, asset-backed securities and marketable equity securities. These decreases were partially offset by increased purchases of Japanese national government and Japanese government agency bonds. Certain foreign debt securities of ¥10.45 trillion, which were previously included in foreign governments and official institutions bonds, corporate bonds, mortgage-backed securities and asset-backed securities, were reclassified to trading securities upon election of the fair value option accounting under SFAS No. 159 at April 1, 2008. For marketable equity securities, the decline in stock prices of Japanese equity securities resulted in a decrease of our marketable equity securities.

The following table shows information as to the amortized costs and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2008 and 2009:

	At March 31,
	2008			2009
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥16,133.0	¥16,185.9	¥52.9	¥23,846.2	¥23,892.8	¥46.6
Japanese prefectural and municipal bonds	203.1	208.2	5.1	277.9	282.5	4.6
Foreign governments and official institutions bonds	3,637.6	3,670.8	33.2	185.6	190.6	5.0
Corporate bonds	5,281.3	5,408.0	126.7	3,791.0	3,869.0	78.0
Mortgage-backed securities	3,439.5	3,438.7	(0.8)	676.3	668.2	(8.1)
Asset-backed securities, excluding mortgage-backed securities(1)	3,547.3	3,455.1	(92.2)	543.0	495.1	(47.9)
Other debt securities	19.2	18.9	(0.3)	33.3	32.1	(1.2)
Marketable equity securities	4,315.2	6,343.7	2,028.5	3,340.3	3,959.8	619.5

Total securities available for sale	¥36,576.2	¥38,729.3	¥2,153.1	¥32,693.6	¥33,390.1	¥696.5

Debt securities being held to maturity(2)	¥2,839.7	¥2,860.4	¥20.7	¥2,812.4	¥2,826.4	¥14.0

Notes:

(1)	AAA-rated products account for approximately two-thirds of our asset-backed securities.
(2)	See Note 5 to our consolidated financial statements included elsewhere in this Annual Report for more details.

Net unrealized gains on securities available for sale decreased ¥1.45 trillion from ¥2.15 trillion at March 31, 2008 to ¥0.70 trillion at March 31, 2009. This decrease consisted of a ¥1.41 trillion decrease in net unrealized gains on marketable equity securities and a ¥0.05 trillion decrease in net unrealized gains on debt securities. The decrease in net unrealized gains of ¥1.41 trillion on marketable equity securities was mainly due to the decrease in stock prices which negatively affected our holdings of Japanese equity securities.

The amortized cost of securities being held to maturity decreased ¥0.03 trillion compared to the previous fiscal year mainly due to the redemption of Japanese national government bonds classified as securities being held to maturity. On the other hand, some of our asset-backed securities were reclassified into securities being held to maturity from trading securities on January 30, 2009.

Cash and Due from Banks

Cash and due from banks at March 31, 2009 was ¥3.07 trillion, a decrease of ¥1.02 trillion from ¥4.09 trillion at March 31, 2008. The decrease was primarily due to a decrease in our deposit balance with the Bank of Japan.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2009 were ¥3.54 trillion, a decrease of ¥2.78 trillion from ¥6.32 trillion at March 31, 2008. This decrease primarily reflected a decrease in interest-earning deposits denominated in foreign currencies in other banks of our domestic offices.

Receivables under Resale Agreements

Receivables under resale agreements at March 31, 2009 were ¥2.53 trillion, a decrease of ¥4.58 trillion from ¥7.11 trillion at March 31, 2008. The decrease was primarily due to a decrease in transaction volume of our overseas subsidiaries following the recent market deterioration.

Goodwill

Goodwill at March 31, 2009 was ¥379.4 billion, a decrease of ¥694.7 billion from ¥1,074.1 billion at March 31, 2008. This decrease was mainly due to goodwill impairment losses of ¥845.8 billion off-set by ¥175.3 billion of goodwill we acquired in connection with making UNBC a wholly-owned subsidiary during the fiscal year ended March 31, 2009.

Deferred Tax Assets

Deferred tax assets increased ¥1.27 trillion, from ¥0.90 trillion at March 31, 2008 to ¥2.17 trillion at March 31, 2009. This increase primarily reflected an increase in deferred tax assets for net investment securities losses due to a decline in the fair market value of equity and debt instruments, and an increase in deferred tax assets for accrued pension costs due to a decline in the fair market value of plan assets. This increase was partly offset by a decrease in deferred tax assets for utilized operating loss carryforwards.

Total Liabilities

At March 31, 2009, total liabilities were ¥187.26 trillion, a decrease of ¥0.02 trillion from ¥187.28 trillion at March 31, 2008, while the total balance of deposits was ¥128.33 trillion at March 31, 2009, a decrease of ¥0.91 trillion from ¥129.24 trillion at March 31, 2008. The decrease in interest-bearing deposits of ¥1.32 trillion compared to the previous fiscal year end was partially offset by the increase in non-interest-bearing deposits of ¥0.41 trillion.

The appreciation of the Japanese yen against the US dollar and other foreign currencies during the fiscal year ended March 31, 2009 decreased the Japanese yen amount of foreign currency-denominated liabilities by ¥7.92 trillion.

Deposits

Deposits are our primary source of funds. Total average balance of deposits increased ¥0.05 trillion from ¥127.02 trillion for the fiscal year ended March 31, 2008 to ¥127.07 trillion for the fiscal year ended March 31, 2009. This increase primarily reflected an increase of ¥2.58 trillion in average domestic interest-bearing deposits, which was partially offset by a decrease of ¥1.83 trillion in average foreign interest-bearing deposits.

Domestic deposits increased ¥1.33 trillion from ¥109.50 trillion at March 31, 2008 to ¥110.83 trillion at March 31, 2009, and foreign deposits decreased ¥2.24 trillion from ¥19.74 trillion at March 31, 2008 to ¥17.50 trillion at March 31, 2009. Within domestic deposits, the balance of both interest-bearing and non-interest-bearing deposits increased, partially in response to the attractive interest rates of our time deposits. The decrease in foreign interest-bearing deposits was mainly due to the withdrawal of large deposits by foreign financial institutions in response to the difficult market conditions following the global financial crisis and recession and the appreciation of the Japanese yen against the US dollar and other foreign currencies.

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

Short-term borrowings increased ¥1.84 trillion from ¥26.25 trillion at March 31, 2008 to ¥28.09 trillion at March 31, 2009. This increase was primarily attributable to an increase of ¥1.85 trillion in other short-term borrowings which were comprised of borrowings from the Bank of Japan and other financial institutions.

Long-term debt

Long-term debt at March 31, 2009 was ¥13.27 trillion, a decrease of ¥0.41 trillion from ¥13.68 trillion at March 31, 2008. This decrease was mainly due to the redemption of unsubordinated debts by MUFG and BTMU. For further information, see Note 15 to our consolidated financial statements included elsewhere in this Annual Report.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. As of March 31, 2009, our deposits of ¥128.33 trillion exceeded our loans, net of allowance for credit losses of ¥99.15 trillion, by ¥29.18 trillion. These deposits provide us with a sizable source of stable and low-cost funds. While approximately 44.6% of certificates of deposit and time deposits mature within three months, we continuously monitor relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact of the rollovers on our net interest margin and liquidity. Our average deposits, combined with average shareholders’ equity, funded 68.8% of our average total assets of ¥196.21 trillion during the fiscal year ended March 31, 2009.

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

Total Shareholders’ Equity

The following table presents a summary of our total shareholders’ equity at March 31, 2008 and 2009:

	At March 31,
	2008	2009
	(in billions, except percentages)
Preferred stock	¥247.1	¥442.1
Common stock	1,084.7	1,127.6
Capital surplus	5,791.3	6,095.8
Retained earnings (Accumulated deficit)	1,174.9	(606.2)
Accumulated other changes in equity (deficit) from nonowner sources, net of taxes	919.4	(813.7)
Treasury stock, at cost	(727.3)	(10.7)

Total shareholders’ equity	¥8,490.1	¥6,234.9

Ratio of total shareholders’ equity to total assets	4.34%	3.22%

Total shareholders’ equity decreased ¥2,255.2 billion from ¥8,490.1 billion at March 31, 2008 to ¥6,234.9 billion at March 31, 2009. The ratio of total shareholders’ equity to total assets also showed a decrease of 1.12 percentage points from 4.34% at March 31, 2008 to 3.22% at March 31, 2009. The decrease in total shareholders’ equity, and the resulting decrease in the ratio to total assets, at March 31, 2009 were principally attributable to a decrease in accumulated other changes in equity from nonowner sources, net of taxes of ¥1,733.1 billion, and a decrease in retained earnings of ¥1,781.1 billion, which were partially offset by a decrease in treasury stock of ¥716.6 billion and increases in capital surplus of ¥304.5 billion and preferred stock of ¥195.0 billion. The decrease in accumulated other changes in equity from nonowner sources, net of taxes, was mainly due to a decline in the Japanese stock market, which resulted in a decrease in net unrealized gain on investment securities available for sale. The decrease in retained earnings was mainly due to our recording a net loss for the fiscal year ended March 31, 2009. The decrease in treasury stock was primarily due to the use of our treasury stock in the global offering of our common stock in December 2008.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholders’ equity. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of investment securities classified as available for sale at March 31, 2008 and 2009:

	At March 31,
	2008	2009
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities available for sale	¥973.7	¥95.2
Accumulated net unrealized gains to total shareholders’ equity	11.47%	1.53%

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

Capital Requirements for Banking Institutions in Japan

A Japanese banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. A bank holding company is also subject to the minimum capital adequacy requirements on a consolidated basis. Under the guidelines of the Financial Services Agency, or the FSA, capital is classified into three tiers, referred to as Tier I, Tier II and Tier III capital. Our Tier I capital generally consists of shareholders’ equity items, including common stock, non-cumulative preferred stock, capital surplus, minority interests and retained earnings (which includes deferred tax assets), but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Our Tier II capital generally consists of the amount (up to a maximum of 0.6% of credit risk-weighted assets) by which eligible reserves for credit losses exceeds expected losses in the internal ratings-based approach, or the IRB approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets determined by the partial use of the Standardized Approach (including a phased rollout of the IRB approach), 45% of the unrealized gains on investment securities classified as “securities available for sale,” 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to certain limitations, up to 50% of Tier I capital. Our Tier III capital consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

The eligible regulatory capital set forth in the FSA’s guidelines discussed above were modified as of March 31, 2007 to reflect the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” often referred to as “Basel II.”

As of March 31, 2008 and 2009, we have calculated our risk-weighted assets in accordance with Basel II. In determining capital ratios under Basel II, we and our banking subsidiaries shifted from the foundation internal ratings-based approach, or the FIRB approach, to the advanced internal ratings-based approach, or the AIRB approach, to calculate capital requirements for credit risk as of the end of March 2009. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements and a few subsidiaries adopted a phased rollout of the internal ratings-based approach. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Methodology to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in the market rates and prices over a fixed period in the past. Under Basel II, we newly reflected operational risk in the risk-weighted assets by applying the Standardized Approach. Specifically, operational risk capital charge is determined based on the amount of gross profit allocated to business lines multiplied by a factor ranging from 12% to 18%.

For additional discussion of the calculation of our capital ratios under Basel II, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

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

For a detailed discussion of the capital adequacy guidelines adopted by the FSA and proposed amendments, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital Adequacy.”

Capital Requirements for Banking Institutions in the United States

In the United States, UNBC and its banking subsidiary, Union Bank, our largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by US Federal banking agencies, including minimum capital requirements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, they must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under US regulatory accounting practices. Their capital amounts and prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

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

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated total capital, risk-weighted assets and risk-adjusted capital ratios at March 31, 2008 and 2009. (Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the tables below are rounded down.) For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31,		Minimum capital ratios required
	2008	2009
	(in billions, except percentages)
Capital components:
Tier I capital	¥8,293.8	¥7,575.2
Tier II capital includable as qualifying capital	4,441.8	4,216.1
Tier III capital includable as qualifying capital	—	—
Deductions from total qualifying capital	519.7	312.9

Total risk-based capital	¥12,215.9	¥11,478.4

Risk-weighted assets	¥109,075.6	¥97,493.5
Capital ratios:
Tier I capital	7.60%	7.76%	4.00%
Total risk-adjusted capital	11.19	11.77	8.00

Our Tier I capital ratio and total risk-adjusted capital ratio at March 31, 2009 were 7.76% and 11.77% respectively. The increase in total risk-adjusted capital ratio was mainly due to a decrease in risk-weighted assets, which was partially offset by a decrease in Tier I capital resulting from the decrease in the amount of unrealized gains on investment securities.

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios of BTMU and MUTB at March 31, 2008 and 2009 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the tables below are rounded down.). For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31,		Minimum capital ratios required
	2008	2009
Consolidated capital ratios:
BTMU
Tier I capital	7.43%	7.64%	4.00%
Total risk-adjusted capital	11.20	12.02	8.00
MUTB
Tier I capital	9.94	10.17	4.00
Total risk-adjusted capital	13.13	12.70	8.00
Stand-alone capital ratios:
BTMU
Tier I capital	7.65	8.34	4.00
Total risk-adjusted capital	11.44	12.74	8.00
MUTB
Tier I capital	9.55	9.85	4.00
Total risk-adjusted capital	12.87	12.49	8.00

At March 31, 2009, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they are subject.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of UNBC and Union Bank, both subsidiaries of BTMU, at December 31, 2007 and 2008:

	At December 31,		Minimum capital ratios required	Ratios OCC requires to be “well-capitalized”
	2007	2008
UNBC:
Tier I capital (to risk-weighted assets)	8.30%	8.78%	4.00%	—
Tier I capital (to quarterly average assets)(1)	8.27	8.42	4.00	—
Total capital (to risk-weighted assets)	11.21	11.63	8.00	—
Union Bank:
Tier I capital (to risk-weighted assets)	8.20%	8.67%	4.00%	6.00%
Tier I capital (to quarterly average assets)(1)	8.20	8.31	4.00	5.00
Total capital (to risk-weighted assets)	10.38	11.01	8.00	10.00

Note:

(1)	Excludes certain intangible assets.

Management believes that, as of December 31, 2008 and June 30, 2009, UNBC and Union Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the Office of the Comptroller of the Currency, or OCC, categorized Union Bank as “well-capitalized.” To be categorized as “well capitalized,” Union Bank must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (the Leverage ratio) as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank’s category.

Capital Adequacy Ratio of Mitsubishi UFJ Securities

At March 31, 2008 and 2009, MUS’s capital accounts less certain fixed assets of ¥619.3 billion and ¥502.8 billion represented 299.4% and 353.7% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Law. For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits—net” in our consolidated statements of operations included elsewhere in this Annual Report. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2008 and 2009:

	Fiscal years ended March 31,
	2008	2009
	(in millions)
Net fair value of contracts outstandings at beginning of fiscal year	¥86,512	¥87,772
Changes attributable to contracts realized or otherwise settled during the fiscal year	(26,950)	11,137
Fair value of new contracts when entered into during the fiscal year	734	17,272
Other changes in fair value, principally revaluation at end of fiscal year	27,476	(77,956)

Net fair value of contracts outstanding at end of fiscal year	¥87,772	¥38,225

During the fiscal years ended March 31, 2009, the fair value of non-exchange traded contracts decreased primarily due to the decrease in the fair value of metals swap contracts denominated in US dollars and the depreciation of the US dollar against the Japanese Yen.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2009:

	Net fair value of contracts—unrealized gains
	Prices actively quoted	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥3,036	¥—
Maturity less than 3 years	20,365	11,026
Maturity less than 5 years	4,887	(624)
Maturity 5 years or more	1,343	(1,808)

Total fair value	¥29,631	¥8,594

C.    Research and Development, Patents and Licenses, etc.

Not applicable.

D.    Trend Information

See the discussions in “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.    Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2009:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥2,095	¥1,113	¥1,342	¥4,550
Performance guarantees	1,573	785	131	2,489
Derivative instruments	29,656	34,946	3,352	67,954
Guarantees for the repayment of trust principal	173	1,055	6	1,234
Liabilities of trust account	2,098	382	678	3,158
Others	128	—	—	128

Total guarantees	35,723	38,281	5,509	79,513

Other off-balance-sheet instruments:
Commitments to extend credit	43,564	14,732	1,077	59,373
Commercial letters of credit	527	3	—	530
Commitments to make investments	22	86	36	144
Others	8	—	—	8

Total other off-balance-sheet instruments	44,121	14,821	1,113	60,055

Total	¥79,844	¥53,102	¥6,622	¥139,568

See Note 24 to our consolidated financial statements, included elsewhere in this Annual Report, for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2009, approximately 57% of these commitments will expire within one year, 38% from one year to five years and 5% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” In addition, in accordance with SFAS No. 5, “Accounting for Contingencies,” we evaluate off-balance-sheet arrangements in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

In the aggregate, the income generated from fees and commissions is one of our most important sources of revenue, which amounted to ¥1,188.5 billion during the fiscal year ended March 31, 2009. However, the fees generated specifically from off-balance-sheet arrangements are not a dominant source of our fees and commissions.

Some of our off-balance-sheet arrangements are related to activities of special purpose entities. Such arrangements include the following types of special purpose entities, most of which are variable interest entities, or VIEs.

The following table presents, by type of VIE, the total assets of non-consolidated VIEs and the maximum exposures to non-consolidated VIEs at March 31, 2008 and 2009. For further information, see Note 25 to our consolidated financial statements included elsewhere in this Annual Report.

	2008		2009
Significant Non-consolidated VIEs	Assets	Maximum exposure	Assets	Maximum exposure
	(in billions)
Asset-backed conduits	¥13,309.4	¥1,991.5	¥11,055.8	¥2,091.1
Investment funds	22,176.2	1,105.0	12,175.6	940.6
Special purpose entities created for structured financing	8,262.3	2,145.1	12,328.7	1,816.5
Repackaged instruments	82,485.9	2,365.5	57,393.6	1,823.5
Others	9,509.1	2,022.4	8,907.0	1,612.9

Total	¥135,742.9	¥9,629.5	¥101,860.7	¥8,284.6

We have off-balance sheet arrangements primarily with the following types of special purpose entities:

Asset-backed Conduits

This category primarily comprises the following:

Multi-seller Conduits (MUFG-sponsored Asset-backed Commercial Paper, or ABCP, Conduits and Other ABCP Conduits)

We administer several conduits under asset-backed financing programs under which the conduits purchase financial assets from our customers, primarily trade accounts receivables, by issuing short-term financing instruments, primarily commercial paper, to third-party investors. Under the asset-backed financing programs, we act as an agent for the conduits, which enter into agreements with our customers where the customers transfer assets to the conduits in exchange for monetary consideration. We also underwrite commercial paper for the conduits that is secured by the assets held by them and provide program-wide liquidity and credit support facilities to the conduits. We receive fees related to the services we provide to the conduits and the program-wide liquidity and credit support. Because of the program-wide credit support that we provide as a sponsor in respect to the financing by the conduits, we are exposed to the majority of the expected variability of the conduits. Therefore, we consider ourselves to be the primary beneficiary and consolidate the multi-seller conduits. While we have significant involvement with the conduits, we have never provided financial or any other support that are not contractually required to provide in the past. In addition, the assets purchased by the conduits are of high quality in their credit standing and mostly short-term in nature. Therefore, we believe the risks involved in these transactions are significantly limited relative to the transaction size.

In addition to the entities described above, we participate as a provider of financing to several conduits that are administered by third parties. Most of these conduits are established under a multi-seller asset-backed financing program and we provide financing along with other financial institutions. With respect to these conduits, we are not considered as the primary beneficiary because our participation in the financing is not significant relative to the total financing provided by third parties or there is sufficient funding or financial support that is subordinate to the financing provided by us.

Asset-backed Conduits (MUFG-sponsored Asset-backed Loan, or ABL, Programs and Other Programs)

We administer several conduits under asset-backed financing program where we provide financing to fund the conduits’ purchases of financial assets, comprising primarily of trade accounts receivables, from our customers. We act as an agent and sponsor for the conduits, which enter into agreements with our customers where the customers transfer assets to the conduits in exchange for monetary consideration. In most cases we are the sole provider of financing that is secured by the assets held by the conduits and because of this reason, we are considered as the primary beneficiary. We have never provided financial or any other support that are not contractually required to provide in the past. In addition, the assets purchased by the conduits are of high quality in their credit standing and mostly short-term in nature. Therefore, we believe the risks involved in these transactions are significantly limited relative to the transaction size.

In addition, we are involved with entities, which take in most cases, the form of a trust, where originators of financial assets, which primarily comprise lease receivables, entrust the assets with trust banks and receive beneficial certificates in exchange. The originators then transfer the beneficiary certificates to us in exchange for cash. Because we participate in a majority of the economics generated from these entities through the beneficiary certificates that we hold, we are considered as the primary beneficiary and we consolidate these trusts.

We also participate as a provider of financing the ABL programs that are managed by third parties. We are not considered as the primary beneficiary of the entities used in these programs as our participation to financing is not significant relative to the total financing provided by the third parties or there is sufficient funding or financial support that is subordinate to the financing provided by us.

Investment Funds

This category primarily comprises the following:

Corporate Recovery Funds

These entities are established by fund managers, which are unrelated to us for the purpose of investing in debt or equity instruments issued by distressed companies. After investment, the fund managers work closely with the management of the issuers and attempt to enhance corporate value by various means including corporate restructuring and reorganization. Their exit strategies include, among other things, sales to others and Initial Public Offerings, or IPOs.

Typically, these entities take the form of a limited partnership which is entirely funded by general and limited partner interests. In some cases, the general partners of the partnerships are entities that have no substantive decision making ability. The fund managers that establish these partnerships assume investment management and day-to-day operation by entering into asset management contracts with the general partners. These partnerships are, therefore, financing vehicles and as such are considered as VIEs. In other cases, the general partners have substantive decision making ability but the partnerships are considered as VIEs when the general partners’ investments in the partnerships are considered as non-substantive, usually based on the percentage interest held, and they do not have substantive limited partner interests.

We participate in these partnerships as a limited partner. While our share in partnership interests is limited in most cases, we are the only limited partner in some cases and we consolidate these partnerships as the primary beneficiary.

Our non-voting interests in these funds amounted to ¥34.1 billion at March 31, 2008 and ¥20.2 billion at March 31, 2009, respectively. In addition, at March 31, 2009, we had commitments to make additional contributions up to ¥9.8 billion to these funds.

Private Equity Funds

We are involved in venture capital funds that are established by either our group entities or fund managers unrelated to us. These entities have specific investment objectives in connection with their acquisition of equity interests, such as providing financing and other support to start-up businesses, medium and small entities in a particular geographical area, and to companies with certain technology or companies in a high-growth industry.

These entities typically take the form of limited partnerships and usually are entirely funded by general and limited partner interests. The general partners of the partnerships in some cases are entities that have no substantive decision making ability. The fund managers that establish these partnerships assume investment management and day-to-day operation by entering into asset management contracts with the general partners. These partnerships are therefore financing vehicles and as such are considered as VIEs. In other cases, the general partners have substantive decision making ability and the partnerships are considered as VIEs even when the general partners’ investments in the partnerships are considered as non-substantive, usually based on the percentage interest held, and they do not have substantive limited partner interests.

We participate in these partnerships as a general partner or a limited partner. While our share in partnership interests is limited in most cases, we provide most of the financing to the partnerships in some cases and we consolidate them as the primary beneficiary.

We made contributions to these funds amounting to ¥12.3 billion at March 31, 2009. At March 31, 2009, in accordance with the applicable limited partnership agreements, we had commitments to make additional contributions up to ¥5.3 billion when required by the fund management companies.

Investment Trusts

We invest in investment trusts that are professionally managed collective investment schemes which pool money from many investors and invest in, among others, equity and debt securities. Most of these funds take the form of a trust where there is a separation in investment decisions, which is assumed by an investment manager who has no investment in a trust, and ownership through beneficiary interests issued by a trust are owned by investors. Therefore, these investment trusts are considered as VIEs. We consolidate investment trusts when we own a majority of the interests issued by investment trusts.

Buy-out Financing Vehicles

We provide financing to buy-out vehicles. The vehicles are established by equity investment from, among others, private equity funds or the management of target companies for the purpose of purchasing equity shares of target companies. Along with other financial institutions, we provide financing to buy-out vehicles in the form of loans. While the buy-out vehicles’ equity is normally substantive in amount and the rights and obligations associated with it, in some cases the vehicles have equity that is insufficient to absorb variability primarily because the amount provided by equity investors is nominal in nature. These vehicles are considered as VIEs and an assessment as to whether we are the primary beneficiary is required. In most cases, however, we mitigate our risk by requiring third-party guarantees with collateral or reducing our exposure to an adequate level by providing loans as one of several lenders. As a result, we are not considered as the primary beneficiary of these entities.

Special Purpose Entities Created for Structured Financing

This category primarily comprises the following:

Leveraged Leasing Vehicles

These entities are established to raise funds to purchase or build equipment and machinery including commercial vessels, passenger and cargo aircrafts, production equipment and other machinery, for the purpose of leasing them to lessees who use the equipment and machinery as part of their business operations. These entities typically take the form of a limited partnership or a special purpose company where they fund their purchases of equipment and machinery via senior and subordinate financing. In some cases, the entities are funded only by senior financing or there is a guarantee provided to the senior financing by parties unrelated to those providing the senior financing. In most cases, we participate in the senior financing and do not participate in the subordinate financing or provide guarantees. The subordinate financing or the third-party guarantee is substantive and would absorb expected variability generated by the assets held by the entities. In exceptional cases where there is no guarantee from a third-party or there is not sufficient subordinate financing, we consolidate the entities as the primary beneficiary. In some limited cases, we provide a residual value guarantee to the leased assets. Based on expected loss analysis, we determined that we do not participate in the majority of expected variability of the entities involved and do not consolidate these entities.

Project Financing Vehicles

These entities are established to raise funds in connection with, among other things, production of natural resources, construction and development of urban infrastructure (including power plants and grids, highways and ports), and the development of real estate properties or complexes. These projects typically involve special purpose companies which issue senior and subordinate financing to raise funds in connection with the various projects. The subordinate financing is usually provided by parties that will ultimately make use of the assets constructed or developed. By contrast, the senior financing is typically provided by financial institutions, including us. Because our participation in the financing is limited or there is sufficient subordinate financing, we are not considered as the primary beneficiary of these entities and do not consolidate these entities.

Sale and Leaseback Vehicles

We are involved with vehicles that acquire assets, primarily real estate, from our clients and other unrelated parties where the sellers of the assets continue to use the assets through leaseback agreements. These vehicles typically take the form of a limited partnership where the general partner has effectively no decision making ability because an equity holder of the general partner serves a perfunctory role. Therefore, these vehicles are considered as VIEs. The subordinated financing of these vehicles is usually provided by the sellers of the assets, with our providing senior financing for the vehicles. The subordinated financing of these entities absorbs the expected variability generated from the assets held and as such, we are not considered as the primary beneficiary.

Securitization of Client Real Estate Properties

These entities are established for the purpose of securitizing real estate properties held by our customers. In most cases, these entities take the form of a limited partnership or a special purpose company. These entities are designed to have non-substantive decision making ability because the general partner or an equity holder serves a perfunctory role. The entities are typically funded by senior and subordinated financing where the original owners of the properties provide the subordinated financing, primarily in the form of partnership interests or subordinated notes, and financial institutions, including us, provide senior financing in the form of senior loans. The subordinated financing of these entities absorbs the expected variability generated from the assets held and as such, we are not considered as the primary beneficiary.

Repackaged Instruments

This category primarily comprises the following:

Investments in Financially-Engineered Products

We are involved in special purpose entities that have been established to issue financial products through the engineering and repackaging of existing financial instruments, such as collateralized debt obligations, or CDOs, and synthetic CDOs. These special purpose entities are considered as VIEs because they do not have substantive decision making ability. These special purpose entities are arranged and managed by parties that are not related to us. Our involvement with these entities is for investment purposes. In most cases, we participate as one of many other investors and we typically hold investments in senior tranches or tranches with high credit ratings. Therefore, we are not considered as the primary beneficiary except in limited circumstances where we hold the majority of instruments issued by a single-tranche vehicle.

Investments in Securitized Financial Instruments

We hold investments in special purpose entities that issue securitized financial products. The assets held by the special purpose entities include credit card receivables and residential mortgage loans. These entities are established and managed by parties that are unrelated to us and our involvement with these entities is for our own investment purposes. In all cases, we participate as one of many other investors and we hold investments with high credit ratings. Therefore, we are not considered as the primary beneficiary of these entities.

Others

This category primarily comprises the following:

Financing Vehicles of our Customers

We are involved with several entities that are established by our customers. These entities borrow funds from financial institutions and extend loans to their group entities. These entities effectively work as fund-raising vehicles for their respective group companies and enable the groups to achieve efficient financing by integrating their financing activities into a single entity. In all cases we are not considered as the primary beneficiary, either because we participate as one of two or more lenders, and therefore, our participation is less than a majority, and/or there is a substantive third-party guarantee provided with respect to our loans.

Funding Vehicles

We have established several wholly-owned, off-shore vehicles which issue securities, typically preferred stock that is fully guaranteed by us, to investors unrelated to us to fund purchases of debt instruments issued by us. These entities are considered as VIEs because our investment in the vehicles’ equity is not considered at risk and substantive as the entire amount raised by the vehicles was used to purchase debt instruments issued by us. As the third-party investors participate in the economics of these financing vehicles, as well as the vehicles themselves, these financing vehicles are not considered as our subsidiaries.

Securitization of our Assets

We establish entities to securitize our own financial assets that include, among others, corporate and retail loans and lease receivables. The entities used for securitization, which typically take the form of special purpose companies and trusts, are established by us and, in most cases, issue senior and subordinate interests or financing. Where we retain subordinate interests or financing, we are considered as the primary beneficiary of the entities and we consolidate them. In some cases, all financing is provided by us but there is a substantive third-party guarantee, or most of the interests or financing issued by the entities is transferred to investors unrelated to us. In these cases we do not consider ourselves as the primary beneficiary.

Trust Arrangements

We offer, primarily through our wholly-owned trust banking subsidiary, MUTB, a variety of trust products and services including securities investment trusts, pension trusts and trusts used as securitization vehicles. In a typical trust arrangement, however, we manage and administer assets on behalf of the customers in an agency, fiduciary and trust capacity and do not assume risks associated with the entrusted assets. The trusts are generally considered as VIEs because the trust beneficiaries, who provide all of the equity at risk, usually do not have substantive decision making ability. We, however, are not considered as the primary beneficiary because the trust beneficiaries receive and absorb expected losses and residual returns on the performance and operations of trust assets under management by us.

With respect to the jointly operated designated money in trusts, however, MUTB is exposed to the risks involved with the entrusted assets, where MUTB provides the trust beneficiaries with guarantees on the repayment of trust principal through face value guarantees. In these products, MUTB pools money from general investors and invests it in financial assets that are of high credit standing, including bank deposits, government bonds, high-quality corporate bonds and high-quality corporate loans including loans to banking account of MUTB. MUTB manages and administers the trust assets in the capacity of a trustee and receives fees as compensation for services it provides. With respect to most of the jointly operated designated money in trusts, MUTB provides, as a sponsor of the products, the face value guarantees under which it is required to compensate a loss on the stated principal of the trust beneficial interests. MUTB is not considered as the primary beneficiary of these products because the event of loss is highly remote and in fact the face value guarantee has never been called upon in the trusts’ operational history that extends over decades. In addition, the trusts have substantial investments in loans to banking account of MUTB and MUTB’s face value guarantee is considered as non-substantive to the extent of the self guarantee.

Fees on trust products that we offer for the fiscal years ended March 31, 2008 and 2009 were ¥156.4 billion and ¥125.5 billion, respectively.

Troubled Borrowers

During the normal course of business, our borrowers may experience financial difficulties and sometimes enter into certain transactions that require us to assess whether they would be considered as VIEs due to their difficult financial position. While in most cases such borrowers are not considered as VIEs when the transactions take place, in limited circumstances they are considered as VIEs due to insufficient equity. In all cases, however, we are not considered as the primary beneficiary based on our assessment of scenario-based probability-weighted cash flows analysis.

F.    Tabular Disclosure of Contractual Obligations

In the normal course of our business, we enter into contractual agreements whereby we commit to future purchases of products or services from unaffiliated parties. The following table shows a summary of our contractual cash obligations at March 31, 2009:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual cash obligations:
Time deposit obligations	¥48,918	¥9,408	¥1,454	¥126	¥59,906
Long-term debt obligations	1,444	3,047	1,783	6,934	13,208
Capital lease obligations	25	31	6	3	65
Operating lease obligations	44	61	33	67	205
Purchase obligations	16	20	55	35	126

Total(1)(2)	¥50,447	¥12,567	¥3,331	¥7,165	¥73,510

Notes:

(1)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2009 as such amount is not currently determinable. We expect to contribute approximately ¥49.2 billion for pension and other benefits for our employees for the fiscal year ending March 31, 2010. For further information, see Note 16 to our consolidated financial statements included elsewhere in this Annual Report.
(2)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with FIN No. 48. For further information, see Note 10 to our consolidated financial statements included elsewhere in this Annual Report.

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

A.    Directors and Senior Management

The following table sets forth the members of our board of directors as of July 31, 2009, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Ryosuke Tamakoshi (July 10, 1947)	Chairman	May 1970 June 1997 June 1999 April 2000 July 2001 January 2002	Joined Sanwa Bank Director of Sanwa Bank Senior Executive Officer of Sanwa Bank President of Sanwa Bank California President of United California Bank Senior Executive Officer of UFJ Bank
		March 2002	Retired from President of United California Bank
		May 2002	Deputy President and Senior Executive Officer of UFJ Bank
		June 2002 May 2004 June 2004 October 2005 January 2006 April 2008	Deputy President of UFJ Bank Chairman of UFJ Bank President and CEO of UFJ Holdings Chairman of MUFG (incumbent) Deputy Chairman of BTMU Retired from Deputy Chairman of BTMU

Haruya Uehara (July 25, 1946)	Deputy Chairman and Chief Audit Officer	April 1969 June 1996 June 1998 June 2001	Joined Mitsubishi Trust Bank Director of Mitsubishi Trust Bank Managing Director of Mitsubishi Trust Bank Senior Managing Director of Mitsubishi Trust Bank
		June 2002 June 2003 April 2004 June 2004 October 2005	Deputy President of Mitsubishi Trust Bank Director of MTFG President of Mitsubishi Trust Bank Chairman and Co-CEO of MTFG Deputy Chairman and Chief Audit Officer of MUFG (incumbent)
		June 2008	President of MUTB Chairman of MUTB (incumbent)

Nobuo Kuroyanagi (December 18, 1941)	President and CEO	April 1965 June 1992 April 1996 June 1996	Joined Mitsubishi Bank Director of Mitsubishi Bank Director of Bank of Tokyo-Mitsubishi Managing Director of Bank of Tokyo-Mitsubishi
		June 2001	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		June 2002 June 2003 June 2004	Deputy President of Bank of Tokyo-Mitsubishi Director of MTFG President of Bank of Tokyo-Mitsubishi President and CEO of MTFG
		October 2005	President and CEO of MUFG (incumbent)
		January 2006 April 2008	President of BTMU Chairman of BTMU (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Kyota Omori (March 14, 1948)	Deputy President and Chief Compliance Officer	April 1972	Joined Mitsubishi Bank
		June 1999	Director of Bank of Tokyo-Mitsubishi
		June 2001	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		May 2003	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		June 2003	Managing Director of Bank of Tokyo-Mitsubishi
		May 2004	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		June 2005	Managing Officer of MTFG
		October 2005	Managing Officer of MUFG
		January 2006	Managing Executive Officer of BTMU
		October 2007	Senior Managing Executive Officer of BTMU
		April 2008	Retired from Senior Managing Executive Officer of BTMU
Senior Managing Officer of MUFG
		June 2008	Deputy President and Chief Compliance Officer of MUFG (incumbent)

Saburo Sano (May 24, 1949)	Senior Managing Director and Chief Risk Management Officer	April 1973	Joined Bank of Tokyo
		June 2000	Director of Bank of Tokyo-Mitsubishi
		June 2001	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		May 2004	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		January 2006	Managing Executive Officer of BTMU
		April 2008	Retired from Managing Executive Officer of BTMU
Senior Managing Officer of MUFG
		June 2008	Director of MUS (incumbent)
Senior Managing Director and Chief Risk Management Officer of MUFG (incumbent)

Hiroshi Saito (July 13, 1951)	Senior Managing Director and Chief Financial Officer	April 1974	Joined Mitsubishi Trust Bank
		June 2002	Director (Non-Board Member Director) of Mitsubishi Trust Bank
		October 2005	Executive Officer of MUTB
		June 2006	Managing Director of MUTB
		May 2007	Managing Officer of MUFG
		June 2007	Retired from Managing Director of MUTB Director of BTMU (incumbent)
Senior Managing Director and Chief Financial Officer of MUFG (incumbent)

Nobushige Kamei (November 20, 1952)	Senior Managing Director and Chief Planning Officer	April 1975	Joined Sanwa Bank
		January 2002	Executive Officer of UFJ Bank
		May 2004	Senior Executive Officer of UFJ Bank
		January 2006	Managing Executive Officer of BTMU
		May 2009	Retired from Managing Executive Officer of BTMU
Senior Managing Officer of MUFG
		June 2009	Director of MUTB (incumbent) Senior Managing Director and Chief Planning Officer of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Shintaro Yasuda (December 23, 1946)	Director	April 1970 June 1998 June 1999 May 2000	Joined Toyo Trust Bank Director of Toyo Trust Bank Executive Officer of Toyo Trust Bank Senior Executive Officer of Toyo Trust Bank
		June 2000 March 2001	Managing Director of Toyo Trust Bank Retired from Managing Director of Toyo Trust Bank
		April 2001	Senior Executive Officer of UFJ Holdings
		January 2002	Retired from Senior Executive Officer of UFJ Holdings Director and Senior Executive Officer of UFJ Trust Bank
		May 2003	Deputy President and Senior Executive Officer of UFJ Trust Bank
		May 2004 June 2004 October 2005	President of UFJ Trust Bank Director of UFJ Holdings Director of MUFG (incumbent) Deputy President of MUTB
		June 2008	Deputy Chairman of MUTB (incumbent)

Katsunori Nagayasu (April 6, 1947)	Director	May 1970 June 1997 June 2000	Joined Mitsubishi Bank Director of Bank of Tokyo-Mitsubishi Retired from Director of Bank of Tokyo-Mitsubishi Managing Director of Nippon Trust Bank
		April 2001 October 2001	Director of MTFG Managing Director of Mitsubishi Trust Bank
		June 2002	Retired from Managing Director of Mitsubishi Trust Bank Managing Director of Bank of Tokyo-Mitsubishi
		April 2004	Director and Managing Officer of MTFG
		June 2004 January 2005	Managing Officer of MTFG Senior Managing Director of Bank of Tokyo-Mitsubishi
		May 2005	Deputy President of Bank of Tokyo-Mitsubishi
		October 2005 December 2005	Managing Officer of MUFG Retired from Managing Officer of MUFG
		January 2006 June 2006 April 2008	Deputy President of BTMU Deputy President of MUFG Director of MUFG (incumbent) President of BTMU (incumbent)

Fumiyuki Akikusa (October 9, 1949)	Director	April 1972 June 2000 June 2001	Joined Mitsubishi Bank Director of Bank of Tokyo-Mitsubishi Non-Board Member Director of Bank of Tokyo-Mitsubishi
		May 2003	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi

Name (Date of Birth)	Position in MUFG	Business Experience
		May 2004 June 2004	Managing Officer of MTFG Managing Director of Bank of Tokyo-Mitsubishi
		May 2005	Retired from Managing Officer of MTFG
		June 2005	Retired from Managing Director of Bank of Tokyo-Mitsubishi Senior Managing Director and Principal Executive Officer of Mitsubishi Securities
		October 2005	Director and Principal Executive Officer of MUS
		June 2006	Deputy President of MUS Director of MUFG (incumbent)
		June 2008	President of MUS (incumbent)

Kazuo Takeuchi (August 15, 1950)	Director	April 1973	Joined Tokai Bank
		April 1999	Executive Officer of Tokai Bank
		June 1999	Director of Tokai Bank
		March 2001	Retired from Director of Tokai Bank
		April 2001	Executive Officer of UFJ Holdings
		January 2002	Retired from Executive Officer of UFJ Holdings
Senior Executive Officer of UFJ Bank
		May 2005	Retired from Senior Executive Officer of UFJ Bank
		June 2005	Senior Executive Officer of UFJ Tsubasa Securities
		October 2005	Senior Executive Officer of MUS
		June 2008	Senior Managing Director of MUS (incumbent)
Director of MUFG (incumbent)

Kinya Okauchi (September 10, 1951)	Director	April 1974	Joined Mitsubishi Trust Bank
		June 2001	Director (Non-Board Member Director) of Mitsubishi Trust Bank
		April 2003	Managing Director (Non-Board Member Director) of Mitsubishi Trust Bank
		March 2004	Managing Director of Mitsubishi Trust Bank
		June 2004	Director of MTFG
		June 2005	Senior Managing Director of Mitsubishi Trust Bank
		October 2005	Director of MUFG
Senior Managing Director of MUTB
		June 2007	Managing Officer of MUFG
		June 2008	President of MUTB (incumbent)
Director of MUFG (incumbent)

Kaoru Wachi (December 9, 1955)	Director	April 1978	Joined Mitsubishi Trust Bank
		April 2004	General Manager of Asset Management and Administration Planning Division of MTFG
		June 2005	Executive Officer of MTFG
Director (Non-Board Member Director) of Mitsubishi Trust Bank

Name (Date of Birth)	Position in MUFG	Business Experience
		October 2005	Executive Officer of MUFG
Executive Officer of MUTB
		June 2008	Managing Director of MUTB (incumbent)
Director of MUFG (incumbent)

Takashi Oyamada (November 2, 1955)	Director	April 1979	Joined Mitsubishi Bank
		May 2004	General Manager of Corporate Policy Division of MTFG
Co-General Manager of Corporate Planning Office of Bank of Tokyo-Mitsubishi
		July 2004	Co-General Manager of Corporate Policy Division of MTFG
		June 2005	Executive Officer of MTFG
Non-Board Member Director of Bank of Tokyo-Mitsubishi
		October 2005	Executive Officer of MUFG
		January 2006	Executive Officer of BTMU
		January 2009	Managing Executive Officer of BTMU
		June 2009	Managing Director of BTMU (incumbent)
Director of MUFG (incumbent)

Akio Harada (November 3, 1939)	Director	April 1965	Public Prosecutor, Tokyo District Public Prosecutors Office
		April 1988	General Manager of Personnel Division, Minister’s Secretariat, Ministry of Justice
		April 1992	Chief Public Prosecutor, Morioka District Public Prosecutors Office
		December 1993	Deputy Vice Minister, Ministry of Justice
		January 1996	Director General of Criminal Affairs Bureau, Ministry of Justice
		June 1998	Administrative Vice Minister, Ministry of Justice
		December 1999	Chief Prosecutor, Tokyo High Prosecutors Office
		July 2001	Prosecutor General
		June 2004	Retired from Prosecutor General
		October 2004	Admitted to the Bar Joined the Dai-Ichi Tokyo Bar Association Attorney at law at Hironaka Law Office (incumbent)
		July 2005	President of Tokyo Woman’s Christian University (incumbent)
		June 2006	Director of MUFG (incumbent)

Ryuji Araki (January 29, 1940)	Director	April 1962	Joined the Toyota Motor Co., Ltd.
		September 1992	Director, Member of the Board of Toyota Motor Corporation (“Toyota”)
		June 1997	Managing Director, Member of the Board of Toyota
		June 1999	Senior Managing Director, Member of the Board of Toyota

Name (Date of Birth)	Position in MUFG	Business Experience
		June 2001	Vice President, Member of the Board and Representative Director of Toyota
		June 2002	Auditor of Aioi Insurance Company, Limited (“Aioi Insurance”)
		June 2005	Senior Advisor to the Board of Toyota Chairman and Representative Director of Aioi Insurance Chairman of Toyota Financial Corporation. (“TFS”)
		June 2007	Advisor of TFS (incumbent)
		June 2008	Advisor of Toyota (incumbent) Advisor of Aioi Insurance (incumbent)
		June 2009	Director of MUFG (incumbent)

Takuma Otoshi (October 17, 1948)	Director	July 1971	Joined IBM Japan, Ltd. (“IBM Japan”)
		March 1994	Director of IBM Japan
		March 1997	Managing Director of IBM Japan
		December 1999	President of IBM Japan
		June 2004	Director of MTFG
		October 2005	Director of MUFG (incumbent)
		April 2008	President and Chairman of IBM Japan
		January 2009	Chairman of IBM Japan (incumbent)

The following table sets forth our corporate auditors as of July 31, 2009, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Shota Yasuda	Corporate Auditor	July 1971	Joined Mitsubishi Bank
(July 23, 1948)	(Full-Time)	June 1998	Director of Bank of Tokyo-Mitsubishi
		June 2001	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		May 2002	Managing Director (Non-Board Member Director) of Bank of Tokyo-Mitsubishi
		January 2006	Senior Managing Director of BTMU
		June 2007	Retired from Senior Managing Director of BTMU Corporate Auditor (Full-Time) of MUFG (incumbent)

Tetsuo Maeda (June 10, 1951)	Corporate Auditor (Full-Time)	April 1974 May 2000 January 2002 May 2003 September 2004	Joined Toyo Trust Bank Executive Officer of Toyo Trust Bank Executive Officer of UFJ Trust Bank Senior Executive Officer of UFJ Trust Bank Director and Senior Executive Officer of UFJ Trust Bank
		October 2005 June 2006 June 2009	Managing Director of MUTB Senior Managing Director of MUTB Retired from Senior Managing Director of MUTB Corporate Auditor (Full-Time) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Tsutomu Takasuka (February 11, 1942)	Corporate Auditor	April 1967	Became a member of the Japanese Institute of Certified Public Accountants
		June 1985 February 1990 September 2002 April 2004	Partner at Mita Audit Corporation Partner at Tohmatsu & Co. Resigned Tohmatsu & Co. Professor, Department of Business Administration, Bunkyo Gakuin University (incumbent)
		October 2004	Full-time Corporate Auditor of Bank of Tokyo-Mitsubishi
		June 2005 October 2005 January 2006	Corporate Auditor of MTFG Corporate Auditor of MUFG (incumbent) Full-time Corporate Auditor of BTMU (incumbent)

Kunie Okamoto (September 11, 1944)	Corporate Auditor	June 1969	Joined Nippon Life Insurance Company (“Nippon Life”)
July 1995 March 1999 March 2002 April 2005 June 2005 October 2005

Director of Nippon Life

Managing Director of Nippon Life

Senior Managing Director of Nippon Life

President of Nippon Life (incumbent)

Corporate Auditor of UFJ Holdings

Corporate Auditor of MUFG (incumbent)

Yasushi Ikeda (April 18, 1946)	Corporate Auditor	April 1972	Admitted to the Bar Joined the Tokyo Bar Association
		April 1977	Partner of the law firm Miyake Imai & Ikeda (incumbent)
		June 2009	Corporate Auditor of MUFG (incumbent)

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

B.    Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2009 to our directors and corporate auditors was ¥1,196 million and ¥151 million, respectively.

Prior to June 28, 2007, in accordance with customary Japanese practice, when a director or corporate auditor retired, a proposal to pay a retirement allowance was submitted at the annual ordinary general meeting of shareholders for approval. The retirement allowance consisted of a one-time payment of a portion of the allowance paid at the time of retirement and periodic payments of the remaining amount for a prescribed number of years. After the shareholders’ approval was obtained, the retirement allowance for a director or corporate auditor was fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflected the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. MUFG did not set aside reserves for any retirement payments for directors and corporate auditors made under this practice. Pursuant to a one-time shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement, the aggregate amount of retirement allowance paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2009 to our directors and corporate auditors who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions, was ¥124 million and ¥1 million, respectively.

As part of our compensation structure, on June 28, 2007, our shareholders approved the creation of a stock-based compensation plan for our directors, corporate auditors and certain of our officers. On November 21, 2007, the board of directors adopted a plan entitled “First Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on December 6, 2007, we allotted an aggregate of 3,224 stock acquisition rights to our directors and an aggregate of 493 stock acquisition rights to our corporate auditors for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights were subject to a one-year vesting period. The rights are exercisable until December 5, 2037, but only after the date on which a grantee’s service as a director or corporate auditor terminates. The fair value of each stock acquisition right was ¥103,200.

As part of our compensation structure, on June 27, 2008, the board of directors adopted another stock-based compensation plan entitled “Second Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 15, 2008, we allotted an aggregate of 4,690 stock acquisition rights to our directors and an aggregate of 495 stock acquisition rights to our corporate auditors for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 14, 2038, but only after the date on which a grantee’s service as a director, corporate auditor or officer terminates. The fair value of each stock acquisition right was ¥92,300.

As part of our compensation structure, on June 26, 2009, the board of directors adopted another stock-based compensation plan entitled “Third Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 14, 2009, we allotted an aggregate of 6,466 stock acquisition rights to our directors and an aggregate of 872 stock acquisition rights to our corporate auditors for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 13, 2039, but only after the date on which a grantee’s service as a director, corporate auditor or officer terminates. The fair value of each stock acquisition right was ¥48,700.

As of July 31, 2009, our directors and corporate auditors held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Ryosuke Tamakoshi	58,330
Haruya Uehara	16,320
Nobuo Kuroyanagi	33,716
Kyota Omori	12,300
Saburo Sano	25,500
Hiroshi Saito	7,240
Nobushige Kamei	71,080
Shintaro Yasuda	11,910
Katsunori Nagayasu	7,440
Fumiyuki Akikusa	15,146
Kazuo Takeuchi	16,420
Kinya Okauchi	11,500
Kaoru Wachi	3,800
Takashi Oyamada	9,850
Akio Harada	—
Ryuji Araki	—
Takuma Otoshi	3,000

Corporate Auditors	Number of Shares Registered
Shota Yasuda	19,150
Tetsuo Maeda	8,473
Tsutomu Takasuka	—
Kunie Okamoto	536
Yasushi Ikeda	—

C.    Board Practices

Our Articles of Incorporation provide for a board of directors of not more than twenty members and not more than seven corporate auditors. Our corporate officers are responsible for executing our business operations, and our directors oversee these officers and set our fundamental strategies.

We currently have seventeen directors. Our board of directors has ultimate responsibility for the administration of our affairs. By resolution, our board of directors shall appoint, from the directors, representative directors who may represent us severally. Our board of directors shall appoint a president and may also appoint a chairman, deputy chairmen, deputy presidents, senior managing directors and managing directors from their members by resolution. Deputy presidents assist the president, and senior managing directors and managing directors assist the president and deputy presidents, if any, in the management of our day-by-day operations.

We currently have three outside directors as members of our board of directors. Under the Company Law, an outside director is defined as a person who has never been an executive director, executive officer, manager or any other type of employee of the company or any of its subsidiaries prior to his or her appointment.

Under the Company Law, a resolution of the board of directors is required if any director wishes to engage in any business that is in competition with us or any transaction with us excluding those in the ordinary course of business. Additionally, no director may vote on a proposal, arrangement or contract in which that director is deemed to have a specific interest.

Neither the Company Law nor our Articles of Incorporation contain special provisions as to the borrowing power exercisable by a director, the retirement age of our directors and corporate auditors or a requirement of our directors and corporate auditors to hold any shares of our capital stock.

The Company Law requires a resolution of the board of directors for a company to determine the execution of important businesses, to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge managers and other important employees, and to establish, change or abolish branch offices or other material corporate organizations, to float bonds, to establish internal control systems, and to exempt a director from liability to the company in accordance with applicable laws and regulations.

We currently have five corporate auditors, including three outside corporate auditors. An outside corporate auditor is defined under the Company Law as a person who has not served as a director, account assistant, executive officer, manager or any other type of employee of the company or any of its subsidiaries prior to his or her appointment.

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

Under the Company Law and our Articles of Incorporation, we may exempt, by resolution of the board of directors, our directors and corporate auditors from liabilities to the company arising in connection with their failure to execute their duties without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, we have entered into a liability limitation agreement with each outside director and outside corporate auditor which limits the maximum amount of their liability to the company arising in connection with a failure to execute their duties without gross negligence to the greater of either ¥10 million or the aggregate sum of the amounts prescribed in paragraph 1 of Article 425 of the Company Law and Articles 113 and 114 of the Company Law Enforcement Regulations.

The Company Law permits two types of governance systems for large companies, including MUFG. The first system is for companies with corporate auditors, and the other is for companies with audit, nomination and compensation committees. We have elected to adopt a corporate governance system based on corporate auditors.

Under the Company Law, if a company has corporate auditors, the company is not obligated to have any outside directors or to have any audit, nomination or compensation committees. Although we have adopted a board of corporate auditors, we have three outside directors as part of our efforts to further enhance corporate governance. In an effort to further enhance our corporate governance, we have also voluntarily established a internal audit and compliance committee and a nomination and compensation committee to support our board of directors.

Internal Audit and Compliance Committee.    The internal audit and compliance committee, a majority of which is comprised of outside directors and specialists, deliberates important matters relating to internal audits, internal control of financial information, financial audits, compliance, corporate risk management, and other internal control systems. This committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. We aim to enhance the effectiveness of internal audit functions by utilizing the external view points provided by the internal audit and compliance committee members. The chairman of the internal audit and compliance committee is Akio Harada, who is an outside director. The other members of this committee are Ryuji Araki, an outside director, Kouji Tajika, a certified public accountant, Yoshinari Tsutsumi, an attorney-at-law, and Haruya Uehara, a deputy chairman and the chief audit officer. The internal audit and compliance committee met fourteen times between April 2008 and March 2009.

Nomination and Compensation Committee.    The nomination and compensation committee was established through the integration of the nomination committee and the compensation committee on June 27, 2008. Prior to the integration, the nomination committee, a majority of which was comprised of outside directors, deliberated matters relating to the appointment and dismissal of our directors and the directors of our subsidiaries. The nomination committee met one time between April 2008 and June 2008. The compensation committee, a majority of which was also comprised of outside directors, deliberated matters relating to the compensation framework of our directors and the directors of our subsidiaries, as well as the compensation of our top management and the top management of our subsidiaries. The compensation committee met five times between April 2008 and June 2008. The integrated nomination and compensation committee has assumed the responsibilities of the two former committees and met two times between July 2008 and March 2009. The nomination and compensation committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. The chairman of the nomination and compensation committee is Takuma Otoshi, an outside director. The other members of this committee are Akio Harada, Ryuji Araki, and Nobuo Kuroyanagi, President and CEO.

For additional information on our board practices and the significant differences in corporate governance practices between MUFG and US companies listed on the New York Stock Exchange, see “—A. Directors and Senior Management.” and “Item 16.G. Corporate Governance.”

D.     Employees

As of March 31, 2009, we had approximately 79,500 employees, an increase of approximately 1,200 employees compared with the number of employees as of March 31, 2008. In addition, as of March 31, 2009, we had approximately 42,600 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and in different locations as of March 31, 2009:

Business unit
Bank of Tokyo-Mitsubishi UFJ:
Retail Banking Business Unit	19%
Corporate Banking Business Unit	12
Global Business Unit	24
Global Markets Unit	1
Operations and Systems Unit	9
Corporate Center/Independent Divisions	5
Mitsubishi UFJ Trust and Banking Corporation:
Trust-Banking	6
Trust Assets	2
Real Estate	2
Global Markets	1
Administration and subsidiaries	3
Mitsubishi UFJ Securities:
Sales Marketing Business Unit	6
Global Investment Banking Business Unit	0
Global Markets Business Unit	1
International Business Unit	1
Corporate Center and Others	3
Mitsubishi UFJ NICOS:
Business Marketing Division	2
Credit Risk Management & Risk Assets Administration Division	1
Operations Division	1
Systems Division	0
Corporate Division	1
Others	0

100%

Location
Bank of Tokyo-Mitsubishi UFJ:
Japan	46%
United States	15
Europe	2
Asia/Oceania excluding Japan	7
Other areas	0
Mitsubishi UFJ Trust and Banking Corporation:
Japan	13
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities:
Japan	10
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	5
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	0

100%

Most of our employees are members of our employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.

E.     Share Ownership

The information required by this item is set forth in “—B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions.

A.     Major Shareholders

Common Stock

As of March 31, 2009, we had 665,597 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2009, and the number and the percentage of such shares held by them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Japan Trustee Services Bank, Ltd. (Trust account)(1)	671,885,900	5.76%
Japan Trustee Services Bank, Ltd. (Trust account 4G)(1)	635,316,500	5.45
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	489,585,800	4.20
Nippon Life Insurance Company	285,603,153	2.45
The Bank of New York Mellon as Depositary Bank for DR Holders(2)	263,905,468	2.26
Meiji Yasuda Life Insurance Company(3)	175,000,000	1.50
Toyota Motor Corporation	149,263,153	1.28
Meiji Yasuda Life Insurance Company	139,185,671	1.19
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	129,374,761	1.11
Mitsubishi Heavy Industries, Ltd.(4)	120,914,991	1.03

Total	3,060,035,397	26.27%

Notes:
(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	An owner of record for our American depositary shares.
(3)	These shares are those held in a pension trust account with The Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Meiji Yasuda Life Insurance Company.
(4)	These shares are those held in a pension trust account with The Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Mitsubishi Heavy Industries, Ltd.

As of March 31, 2009, 298,628 shares, representing less than 0.01% of our outstanding common stock, were held by our directors and corporate auditors. Our major shareholders do not have different voting rights.

As of March 31, 2009, 1,460,869,339 shares, representing 12.54% of our outstanding common stock, were owned by 292 US shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 263,905,468 shares, or 2.26%, of our issued common stock.

Preferred Stock

The shareholders of our preferred stock, which are non-voting, appearing on the register of shareholders as of March 31, 2009, and the number and the percentage of such shares held by them, were as follows:

First series of class 3 preferred stock

Name	Number of shares held	Percentage of total shares in issue
Tokio Marine & Nichido Fire Insurance Co., Ltd.	40,000,000	40%
Meiji Yasuda Life Insurance Company	40,000,000	40
Nippon Life Insurance Company	20,000,000	20

Total	100,000,000	100%

First series of class 5 preferred stock

Name	Number of shares held	Percentage of total shares in issue
Nippon Life Insurance Company	40,000,000	25.64%
Meiji Yasuda Life Insurance Company	40,000,000	25.64
Taiyo Life Insurance Company	20,000,000	12.82
Daido Life Insurance Company	20,000,000	12.82
Tokio Marine & Nichido Fire Insurance Co., Ltd.	20,000,000	12.82
Nipponkoa Insurance Company, Limited	12,000,000	7.69
Aioi Insurance Company, Limited	4,000,000	2.56

Total	156,000,000	100%

Class 11 preferred stock

Name	Number of shares held	Percentage of total shares in issue
UFJ Trustee Services PVT. (Bermuda) Limited as the trustee of UFJ International Finance (Bermuda) Trust	1,000	100%

Total	1,000	100%

B.     Related Party Transactions

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2009, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

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

As part of our compensation structure, we have granted stock acquisition rights to our directors and corporate auditors. For a detailed discussion of the stock acquisition rights, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

Distributions

Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. On June 26, 2009, we paid year-end dividends in the amount of ¥5 per share of common stock for the fiscal year ended March 31, 2009.

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

	Price per share on the TSE		Price per ADS on the NYSE
	High	Low	High	Low
	(yen)		(US$)
Fiscal year ended March 31, 2005	1,230	800	10.40	7.12
Fiscal year ended March 31, 2006	1,810	873	15.54	7.95
Fiscal year ended March 31, 2007	1,950	1,260	16.75	11.01
Fiscal year ended March 31, 2008
First quarter	1,430	1,240	11.72	10.41
Second quarter	1,390	990	11.48	8.28
Third quarter	1,252	881	11.22	8.04
Fourth quarter	1,068	782	9.90	7.95
Fiscal year ended March 31, 2009
First quarter	1,173	856	11.11	8.66
Second quarter	1,036	741	9.67	6.87
Third quarter	946	427	9.14	4.50
Fourth quarter	590	377	6.34	3.71
March	553	377	5.61	3.71
Fiscal year ending March 31, 2010
April	550	470	5.57	4.79
May	699	519	6.84	5.39
June	670	582	6.74	6.08
July	613	528	6.33	5.66
August (through August 18)	619	580	6.53	6.10

Note:	The amounts in this table prior to 2007 have been adjusted to reflect the 1,000-for-one stock split of our common stock, effective as of September 30, 2007.

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

As of June 26, 2009, our authorized common share capital was comprised of 33,000,000,000 shares of common stock with no par value.

As of March 31, 2009, a total of 11,648,360,720 shares of common stock (including 9,080,212 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.

As of June 26, 2009, we were authorized to issue 920,001,000 shares of preferred stock, including 120,000,000 shares of class 3 preferred stock, 400,000,000 shares of each of the first to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares), and 1,000 shares of class 11 preferred stock. As of March 31, 2009, we had 100,000,000 shares of class 3 preferred stock, 156,000,000 shares of first series class 5 preferred stock, and 1,000 shares of class 11 preferred stock issued and outstanding.

We may issue shares from our authorized but unissued share capital following a resolution to that effect by our board of directors. An increase in our authorized share capital is only possible by amendment of our Articles of Incorporation, which generally requires shareholders’ special approval.

In order to assert shareholder rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with the Company Law and our share handling regulations. The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs, or its nominee. Accordingly, holders of ADSs will not be able to assert shareholder rights other than as provided in the agreement among us, the depositary and the holders of the ADSs.

A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares became effective on January 5, 2009. Under the “Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks etc.,” a new central clearing system was established and the shares of all Japanese companies listed on any Japanese stock exchange are now subject to the new central clearing system. As of January 5, 2009, we are deemed to be a company which shall no longer issue share certificates for our shares, and all existing share certificates for such shares have become automatically null and void, without us being required to collect those share certificates from shareholders. The transfer of such shares is effected through entry in the books maintained under the new central clearing system. Only shares that were deposited with the Japan Securities Depository Center as of January 5, 2009 are immediately transferable under the new central clearing system.

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

Capital and Reserves

Under the Company Law, we may reduce our additional paid-in capital or legal reserve (without limitation as to the amount of such reduction) as mentioned previously, generally by resolution of a general meeting of shareholders and, if so resolved in the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. We may also reduce our stated capital generally by special resolution of a general meeting of shareholders and, if so resolved in the same resolution, such reduction may account for the whole or any part of the amount of such reduction as additional paid-in capital or legal reserve. Conversely, we may reduce our surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a general meeting of shareholders.

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

We conducted a stock split pursuant to which each of our shares of common and preferred stock were split into 1,000 shares of the respective classes of securities, effective as of September 30, 2007. Our Articles of Incorporation were amended to increase the authorized share capital to cover the number of shares increased by the stock split, which amendment became effective simultaneously with the effectiveness of the stock split.

Unit Share (tan-gen kabu) System

We adopt the unit share system, where 100 shares of either common or preferred stock shall each constitute a unit, as the amendment of our Articles of Incorporation to provide for such system has been approved at the shareholders’ meetings on June 27 and 28, 2007.

Under the unit share system, each unit is entitled to one voting right. A holder of less than one unit has no voting right. Our Articles of Incorporation provide that the holders of shares constituting less than a full unit will not have shareholder rights except for those specified in the Company Law or an ordinance of the Ministry of Justice, including rights (i) to receive dividends, (ii) to receive cash or other assets in case of consolidation or split of shares, stock-for-stock exchange or stock-for-stock transfer, corporate split or merger or (iii) to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders. Shareholders may require us to purchase shares constituting less than a unit at the current market price. In addition, holders of shares constituting less than a unit may require us to sell them such number of shares, which, when combined with the number of shares already held by such holder, shall constitute a whole unit of share; provided that we will be obliged to comply with such request only when we own a sufficient number of shares to accommodate the desired sale and purchase. The board of directors may reduce the number of shares constituting a unit or cease to use the unit share system by amendments to the Articles of Incorporation without shareholders’ approval even though amendments to the Articles of Incorporation generally require a special resolution of the general meeting of shareholders.

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

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six consecutive months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a director at least eight weeks prior to the date of the meeting. The number of minimum voting rights, minimum percentage and time period necessary for exercising the minority shareholder rights described above may be decreased or shortened if our Articles of Incorporation so provide. Our Articles of Incorporation currently contain no such provisions.

Voting Rights

A holder of shares of our common stock is generally entitled to one voting right for each unit of common stock held. The following shares of common stock are not entitled to voting rights even when such shares constitute a whole unit, and such shares of common stock are not considered when determining whether a quorum exists for a shareholders’ meeting:

•	treasury stock;

•	shares held by a company in which we, we and our subsidiaries or our subsidiaries owns 25% or more of the total voting rights; and

•	shares issued after the record date as a result of conversion of convertible stock, exercise of stock acquisition rights, and fractional shareholders becoming a shareholder of a whole unit share.

On the other hand, holders of certain class of preferred stock shall be entitled to a voting right for each unit of preferred stock held under certain conditions provided for by relevant laws or regulations and our Articles of Incorporation. For example, when a proposal to pay the full amount of preferential dividends on any class of preferred stock in compliance with the terms of such preferred stock is not included in the agenda of the relevant shareholders meeting. See “—Preferred Stock.”

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

Liquidation Rights

Upon our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and preferred distributions to holders of shares of our preferred stock will be distributed among the holders of shares of our common stock in proportion to the number of shares they own.

Transfer Agent

MUTB is the transfer agent for our common stock. The office of MUTB for this purpose is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan. MUTB maintains our register of shareholders. MUTB will maintain our register of lost share certificates until January 5, 2010, as required by the New Share Settlement Law.

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

•

from all shareholders of a specific class of shares offering to sell their shares, if authorized by a resolution of a general meeting of shareholders or our board of directors and we give a public notice or notice thereof to all of the shareholders (if we repurchase any class of preferred stock, notices to all shareholders of the relevant class of preferred stock); or

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

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our repurchased shares by a resolution of our board of directors. As of March 31, 2009, we (excluding our subsidiaries) owned 958,031 shares of treasury stock.

Preferred Stock

The following is a summary of information concerning the shares of our preferred stock, including brief summaries of the relevant provisions of our Articles of Incorporation, the share handling regulations and the Company Law as currently in effect. The detailed rights of our preferred stock are set out in our Articles of Incorporation and the resolutions of our board of directors relating to the issuance of the relevant stock.

General

As of March 31, 2009, we were authorized under our Articles of Incorporation to issue seven classes of preferred stock totaling 1,076,901,000 shares of preferred stock, including 120,000,000 shares of class 3 preferred stock, 400,000,000 shares of each of the first to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares), 27,000,000 shares of class 8 preferred stock, 1,000 shares of class 11 preferred stock and 129,900,000 shares of class 12 preferred stock. Following the amendment of our Articles of Incorporation, as of June 26, 2009, we were authorized to issue five classes of preferred stock totaling 920,001,000 shares of preferred stock, including 120,000,000 shares of class 3 preferred stock, 400,000,000 shares of each of the first to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares), and 1,000 shares of class 11 preferred stock. Our preferred stock has equal preference over our shares of common stock with respect to dividend entitlements and distribution of assets upon our liquidation. However, holders of shares of our preferred stock are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our Articles of Incorporation. As of March 31, 2009, 100,000,000 shares of class 3 preferred stock, 156,000,000 shares of first series class 5 preferred stock and 1,000 shares of class 11 preferred stock had been outstanding, but there were no shares of class 6 or 7 preferred stock outstanding. We may, at any time, following necessary authorization as described in the first paragraph under “Repurchase of Our Shares,” purchase and cancel, at fair value, any shares of preferred stock outstanding out of the distributable amount.

Class 3, first to fourth series of class 5 and first to fourth series of class 6 preferred shareholders are not entitled to request acquisition of their shares of preferred stock in exchange for our shares of common stock but we may acquire shares of class 3, first to fourth series of class 5 and first to fourth series of class 6 preferred stock at our discretion pursuant to the terms and conditions provided by our Articles of Incorporation and the resolution of our board of directors. We may acquire shares of class 3 preferred stock at ¥2,500 per share, in whole or in part, on or after February 18, 2010. The provisions for acquisition of shares of first to fourth series of class 5 and first to fourth series of class 6 preferred stock will be determined by the board of directors at the time of issuance of such preferred stock. When issued, any holder of shares of first to fourth series of class 6 preferred stock or first to fourth series of class 7 preferred stock may request acquisition of shares of such preferred stock in exchange for shares of our common stock during the period determined by resolution of the board of directors adopted at the time of issuance of such shares of preferred stock. Any shares of first to fourth series of class 6 preferred stock or first to fourth series of class 7 preferred stock for which no request for acquisition in exchange for shares of our common stock is made during such period will be mandatorily acquired on the day immediately following the last day of such period (the “Mandatory Acquisition Date”) in the number obtained by dividing an amount equivalent to the subscription price per each relevant share of preferred stock by the average daily closing price of our common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Acquisition Date. Any holder of shares of class 11 preferred stock may request acquisition of shares of the relevant preferred stock in exchange for shares of our common stock during the period as provided for in the attachment to our Articles of Incorporation. Any shares of class 11 preferred stock for which no request for acquisition in exchange for shares of our common stock is made during such period will be mandatorily acquired on the Mandatory Acquisition Date in the number obtained by dividing an amount equivalent to the subscription price per each relevant share of preferred stock by the average daily closing price of our common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Acquisition Date.

Preferred Dividends

In priority to the payment of dividends to holders of our common stock, the amount of preferred dividends payable each fiscal year for each class of our preferred stock is set forth below:

•	class 3 preferred stock: ¥60.00 per share as set by the resolution of our board of directors dated January 27, 2005 and amended to reflect the stock split pursuant to our Articles of Incorporation;

•	first to fourth series of class 5 preferred stock: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥250.00 per share;

•	first to fourth series of class 6 preferred stock: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125.00 per share;

•	first to fourth series of class 7 preferred stock: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125.00 per share; and

•	class 11 preferred stock: ¥5.30 per share.

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

Liquidation Rights

In the event of our voluntary or involuntary liquidation, record holders of our preferred stock are entitled, equally in rank as among themselves, to receive before any distribution out of our residual assets is made to holders of our common stock, a distribution out of our residual assets of:

•	¥2,500 per share of class 3 preferred stock;

•	¥2,500 per share of first to fourth series of class 5 preferred stock;

•	¥2,500 per share of first to fourth series of class 6 preferred stock;

•	¥2,500 per share of first to fourth series of class 7 preferred stock; and

•	¥1,000 per share of class 11 preferred stock.

The holders of our preferred stock are not entitled to any further dividends or other participation in or distribution of our residual assets upon our liquidation.

Voting Rights

No holder of our preferred stock has the right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under our Articles of Incorporation or other applicable law. Under our Articles of Incorporation, holders of our preferred stock will be entitled to receive notice of, and have one voting right per unit of preferred stock at, our general meetings of shareholders:

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

•	The pre-release must be fully collateralized with cash or collateral that the depositary considers appropriate; and

•	The depositary must be able to close out the pre-release on not more than five business days’ notice.

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

As a result of the stock split and the adoption of the unit share system on September 30, 2007, the ADSs may only be presented for cancellation and release of the underlying shares of common stock or other deposited securities in multiples of 100 ADSs. Holders of ADRs evidencing less than 100 ADSs are not entitled to delivery of any underlying shares or other deposited securities unless ADRs, together with other ADRs presented by the same holder at the same time, represent in the aggregate at least 100 ADSs. If any ADSs are surrendered but not cancelled pursuant to the preceding sentence, The Bank of New York Mellon will execute and deliver an ADR or ADRs evidencing the balance of ADSs not so cancelled to the person or persons surrendering the same.

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

Reclassifications, Recapitalizations and Mergers

If we:

•	reclassify, split up or consolidate any of our shares or the deposited securities;

•	recapitalize, reorganize, merge, liquidate, consolidate or sell all or substantially all of our assets or take any similar action; or

•	distribute securities on the shares that are not distributed to you, then,

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

If any ADSs remain outstanding after termination, The Bank of New York Mellon will stop registering the transfers of ADSs, will stop distributing dividends to ADS holders and will not give any further notices or do anything else under the deposit agreement other than:

(1)	collect dividends and distributions on the deposited securities;

(2)	sell rights and other property offered to holders of deposited securities; and

(3)	deliver shares and other deposited securities in exchange for ADSs surrendered to The Bank of New York Mellon.

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

Requirements for Depositary Actions

Before The Bank of New York Mellon will issue or register transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, it may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

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

D.    Exchange Controls

Foreign Exchange and Foreign Trade Law

The Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances incidental thereto, collectively known as the Foreign Exchange Law, set forth, among other matters, the regulations relating to the receipt by non-residents of Japan of payment with respect to shares to be issued by us and the acquisition and holding of shares by non-residents of Japan and foreign investors, both as defined below. It also applies in some cases to the acquisition and holding of ADSs representing such shares acquired and held by non-residents of Japan and by foreign investors. Generally, the Foreign Exchange Law currently in effect does not affect the right of a non-resident of Japan to purchase or sell an ADR outside Japan for non-Japanese currency.

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

If a foreign investor acquires our shares, and, together with parties who have a special relationship with that foreign investor, holds 10% or more of our issued shares as a result of such acquisition, the foreign investor must file a report of such acquisition with the Minister of Finance and any other competent Minister by the fifteenth day of the month immediately following the month to which the date of such acquisition belongs. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may modify or prohibit the proposed acquisition.

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

A similar report must also be filed in respect of any subsequent change of 1% or more in any such holding ratio or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon exchange of exchangeable securities, conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued shares of capital stock. Copies of such report must also be furnished to the issuer of such shares and all Japanese financial instruments exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before December 31, 2011 pursuant to Japanese tax law. After such date, the maximum withholding rate for US holders (as defined below), which is generally set at 10% of the gross amount distributed, shall be applicable pursuant to the Tax Convention (as defined below).

On March 30, 2004, the Convention between the Government of the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Convention”), became effective to replace its predecessor, which was signed on March 8, 1971 (the “Prior Treaty”). The Tax Convention establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a US resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate for US holders (as defined below) is generally set at 10% of the gross amount distributed. However, the maximum rate is 5% of the gross amount distributed if the recipient is a corporation and owns directly or indirectly, on the date on which entitlement to the dividends is determined, at least 10% of the voting shares of the paying corporation. Furthermore, the amount distributed shall not be taxed if the recipient is (i) a pension fund which is a US resident, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund or (ii) a parent company with a controlling interest in the paying company and satisfies certain other requirements. US holders (as defined below) are urged to consult their own tax advisors with respect to their eligibility for benefits under the Prior Treaty and the Tax Convention.

Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable. The rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before December 31, 2011 and 15% thereafter, except for dividends paid to any individual non-resident holder who holds 5% or more of our issued shares for which the applicable rate is 20%.

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

US Taxation

The following sets forth the material US federal income tax consequences of the ownership of shares and ADSs by a US holder, as defined below. This summary is based on US federal income tax laws, including the US

Internal Revenue Code of 1986, or the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, and the Tax Convention (as defined above), all of which are subject to change, possibly with retroactive effect.

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

This summary addresses only shares or ADSs that are held as capital assets within the meaning of Section 1221 of the Code.

As used herein, a “US holder” is a beneficial owner of shares or ADSs, as the case may be, that is, for US federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to US federal income tax regardless of its source; or

•	a trust

•	the administration of which is subject to (1) the supervision of a court within the United States and (2) the control of one or more US persons as described in Section 7701(a)(30) of the Code; or

•	that has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

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

The US Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have beneficial ownership of the securities underlying the ADSs). Accordingly, the discussion on the creditability of Japanese taxes and the availability of the reduced rate of tax for dividends received by certain non-corporate US holders, each as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and MUFG if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of the underlying shares. We are not aware of any intention to take any such actions, and accordingly, the remainder of this discussion assumes that holders of ADSs will be properly treated as beneficial owners of the underlying shares.

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

Subject to applicable exceptions with respect to short-term and hedged positions, qualified dividends received by non-corporate US holders prior to January 1, 2011 from a qualified corporation may be eligible for reduced rates of taxation. Qualified corporations include those foreign corporations eligible for the benefits of a comprehensive income tax treaty with the United States that the US Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The Tax Convention meets these requirements. We believe that MUFG is a qualified foreign corporation and that dividends received by US investors with respect to shares or ADSs of MUFG will be qualified dividends. Dividends received by US investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year are not qualified dividends.

Taxation of Capital Gains

Upon a sale or other disposition of shares or ADSs, a US holder will recognize a gain or loss in an amount equal to the difference between the US dollar value of the amount realized and the US holder’s tax basis, determined in US dollars, in such shares or ADSs. Such gains or losses will be capital gains or losses and will be long-term capital gains or losses if the US holder’s holding period for such shares or ADSs exceeds one year. A US holder’s adjusted tax basis in its shares or ADSs will generally be the cost to the holder of such shares or ADSs. Any such gains or losses realized by a US holder upon disposal of the shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding

Dividends paid on shares or ADSs to a US holder, or proceeds from a US holder’s sale or other disposition of shares or ADSs, may be subject to information reporting requirements. Those dividends or proceeds from sale or disposition may also be subject to backup withholding unless the US holder:

•	is a corporation or other exempt recipient, and, when required, demonstrates this fact; or

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

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We file periodic reports and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). Some of this information may also be found on our website at http://www.mufg.jp.

I.    Subsidiary Information

Please refer to discussion under “Item 4.C. Information on the Company—Organizational Structure.”

Item 11.	Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.

Numerous changes in our business environment have occurred as a result of deregulation and globalization of the financial industry, the advancement of information technology and changes in economic conditions. We aim to be a global and comprehensive financial group encompassing leading commercial and trust banks, and securities firms in Japan. Risk management plays an increasingly important role as the risks faced by financial groups such as us increase in scope and variety.

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

Risk Management System

We have adopted an integrated risk management system to promote close cooperation among the holding company and group companies. The holding company and the major subsidiaries (which include The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, and Mitsubishi UFJ Securities Co., Ltd., or MUS) each appoint Chief Risk Management Officers and establish independent risk management divisions. At the Risk Management Committees, our management members discuss and dynamically manage various types of risks from both qualitative and quantitative perspectives. The board of directors determines risk management policies for various types of risk based on the discussions held by these committees.

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

Implementation of Basel II

Basel II is a comprehensive regulatory framework for ensuring the soundness and stability of the international banking system. It is based on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information. The goal of Basel II is to have these three pillars mutually reinforce each other to ensure the effectiveness of regulations. In addition, with respect to credit risk and operational risk, as compared to the previous framework, Basel II provides more risk-sensitive approaches and a range of options for measuring risks and determining the capital requirements. As a result, Basel II also reflects the nature of risks at each bank more closely. Basel II has been applied to Japanese banks since March 31, 2007.

Based on the principles of Basel II, MUFG has adopted the Advanced Internal Ratings-Based Approach to calculate its capital requirements for credit risk since March 31, 2009. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to our overall capital requirements and a few subsidiaries have adopted a phased rollout of the internal ratings-based approach. MUFG has adopted the Standardized Approach to calculate its capital requirements for operational risk. As for market risk, MUFG has adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Method to calculate specific risk.

Credit Risk Management

Credit risk is the risk of losses due to deterioration in the financial condition of a borrower. We have established risk management systems to maintain asset quality, manage credit risk exposure and achieve earnings commensurate with risk.

Our major banking subsidiaries apply a uniform credit rating system for asset evaluation and assessment, loan pricing, and quantitative measurement of credit risk. This system also underpins the calculation of capital requirements and management of credit portfolios. We continually seek to upgrade credit portfolio management, or CPM, expertise to achieve an improved risk-adjusted return based on the Group’s credit portfolio status and flexible response capability to economic and other external changes.

Credit Risk Management System

The credit portfolios of our major banking subsidiaries are monitored and assessed on a regular basis by the holding company to maintain and improve asset qualities. A uniform credit rating and asset evaluation and assessment system is used to ensure timely and proper evaluation of all credit risks.

Under our credit risk management system, each major banking subsidiary manages its respective credit risk on a consolidated and global basis, while the holding company oversees and manages credit risk on an overall group-wide basis. The holding company also convenes regular committee meetings to monitor credit risk management at banking subsidiaries and to issue guidance where necessary.

Each major banking subsidiary has in place a system of checks and balances in which a credit administration section that is independent of the business promotion sections screens individual transactions and manages the extension of credit. At the management level, regular meetings of Credit & Investment Management Committee and related deliberative bodies ensure full discussion of important matters related to credit risk management. Besides such checks and balances and internal oversight systems, credit examination sections also undertake credit testing and evaluation to ensure appropriate credit risk management.

The following diagram summarizes the credit risk management framework for our major banking subsidiaries:

Credit Rating System

MUFG and its major banking subsidiaries have introduced an integrated credit rating system to evaluate credit risk. The credit rating system consists primarily of borrower rating, facility risk rating, structured finance rating and asset securitization rating.

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

10-12

Close monitoring of borrower required due to one or more of following conditions:

[1] Borrower who has problems meeting financial obligations (e.g. principal repayments or interest payments in arrears)

[2] Borrower whose business performance is poor or unsteady, or in an unfavorable financial condition

[3] Borrower who has problems with loan conditions (e.g. interest rates have been reduced or deferred)

10	Causes for concern identified in borrower’s business management necessitate ongoing monitoring, despite only minor problems or significant ongoing improvement

11	Emergence of serious causes for concern in borrower’s business management signal need for caution in debt repayment due to major problems or requiring protracted resolution

12	Borrower meeting the definition of rating 10 or 11 and holds restructured loan, or borrower with loan contractually past due 90 days or more due to particular reasons, such as an inheritance-related issue

13	Borrower with respect to whom losses are expected due to major debt repayment problems (that is, although not yet bankrupt, borrower deemed likely to become bankrupt due to financial difficulties and failure to make significant progress with restructuring plans)

14	Although not legally or officially bankrupt, borrower in virtual bankruptcy due to serious financial difficulties, without any realistic prospect of business recovery

15	Borrower legally or officially bankrupt and subject to specific procedures, such as legal liquidation/business suspension/winding up of business/private liquidation

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

We assess and monitor loan amounts and credit exposure by credit rating, industry and region. Portfolios are appropriately managed to limit concentrations of risk in specific categories by establishing Large Credit Guidelines.

To manage country risk, we have established specific credit ceilings by country. These ceilings are reviewed when there is any material change in a country’s credit standing, in addition to regular review.

Continuous CPM Improvement

With the prevalence of securitized products and credit derivatives in global markets, we seek to supplement conventional CPM techniques with advanced methods based on the use of such market-based instruments.

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

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks as of March 31, 2009 was subject to a variation of approximately ¥4.6 billion per point of movement in the TOPIX index.

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

Market risk for trading and non-trading activities is measured using a uniform market risk measurement model. The principal model used for these activities is historical simulation (HS) model (holding period, 10 business days; confidence interval, 99%; and observation period, 701 business days). The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past. This method is designed to capture certain statistically infrequent movements, such as a fat tail, and accounts for the characteristics of financial instruments with non-linear behavior. Independent auditors, who were engaged only in the particular audit, verified the accuracy and appropriateness of this internal market risk model. The holding company and banking subsidiaries use the HS model to calculate Basel II regulatory capital adequacy ratios. MUFG has notified the Financial Services Agency of its use as the internal market risk model, and received approval for its use of the model in March 2007.

In calculating VaR using the HS method, we have implemented an integrated market risk measurement system throughout the Group. Our major subsidiaries calculate their VaR based on the risk and market data prepared by the information systems of their front offices and other departments. The major subsidiaries provide this risk data to the holding company, which calculates overall VaR taking into account the diversification effect among all portfolios of the major subsidiaries.

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

To measure interest rate risk relating to deposits without contract-based fixed maturities, the amount of “core deposits” is calculated through a statistical analysis based on deposit balance trend data and the outlook for interest rates on deposits, business decisions, and other factors. The amount of “core deposit” is categorized into various groups of maturity terms of up to five years (2.5 years on average) to recognize interest rate risk. The calculation assumptions and methods to determine the amount of core deposits and maturity term categorization are regularly reviewed.

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

Summaries of Market Risks (Fiscal Year Ended March 2009)

Trading activities

The aggregate VaR for our total trading activities as of March 31, 2009 was ¥17.29 billion, comprising interest-rate risk exposure of ¥15.98 billion, foreign exchange risk exposure of ¥3.78 billion, and equity-related risk exposure of ¥2.26 billion. Compared with the VaR as of March 31, 2008, we experienced a large increase in market risk during the fiscal year ended March 31, 2009, particularly our exposure to interest rate risk and foreign exchange risk.

Our average daily VaR for the fiscal year ended March 31, 2009 was ¥16.36 billion. Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 67%, foreign exchange risk for approximately 22% and equity-related risk for approximately 8% of our total trading activity market risks.

Due to the nature of trading operations which involves frequent changes in trading positions, market risk varied substantially during the fiscal year, depending on our trading positions.

The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

	Former method				New method(2)
April 1, 2007—March 31, 2008	Average	Maximum(1)	Minimum(1)	Mar 31, 2008	Mar 31, 2008
	(in billions)
MUFG	¥10.99	¥16.72	¥5.88	¥6.61	¥6.91
Interest rate	8.80	14.80	3.69	5.65	5.97
Yen	5.90	11.26	1.97	3.88	3.93
Dollars	1.92	4.54	0.73	0.94	1.20
Foreign exchange	3.32	7.88	0.70	0.70	0.70
Equities	1.31	8.39	0.17	1.39	1.43
Commodities	0.21	0.51	0.06	0.23	0.23
Less diversification effect	(2.65)	—	—	(1.36)	(1.42)

	New method(2)
April 1, 2008—March 31, 2009	Average	Maximum(1)	Minimum(1)	Mar 31, 2009
	(in billions)
MUFG	¥16.36	¥27.73	¥8.68	¥17.29
Interest rate	14.25	26.76	7.32	15.98
Yen	8.82	15.60	3.69	9.16
Dollars	5.49	9.70	1.12	6.97
Foreign exchange	4.84	11.89	0.97	3.78
Equities	1.78	4.49	0.74	2.26
Commodities	0.32	0.74	0.06	0.21
Less diversification effect	(4.83)	—	—	(4.94)

Assumption for VaR calculations:
Historical simulation method Holding period: 10 business days Confidence interval: 99% Observation period: 701 business days

Notes:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)	As of the fiscal year ended March 31, 2009, we adopted a new method which is designed to more accurately measure the risk of statistically infrequent fluctuations with respect to corporate bonds and securitized paper for internal risk management purposes.

The average daily VaR by quarter in the fiscal year ended March 31, 2009 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2008	¥11.22
July—September 2008	12.48
October—December 2008	22.50
January—March 2009	19.29

The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of trading business. During the fiscal year ended March 31, 2009, the revenue from our trading activities has been relatively stable, keeping positive numbers in 150 days out of 260 trading days in the period. During the same period, there were 100 days with positive revenue exceeding ¥1 billion and 66 days with negative revenue exceeding minus ¥1 billion.

Non-trading Activities

The aggregate VaR for our total non-trading activities as of March 31, 2009, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥503.3 billion. Market risks related to interest rates equaled ¥472.3 billion and equities-related risks equaled ¥58.3 billion. Compared with the VaR for MUFG at March 31, 2008, the increase in the overall market risk was ¥237.7 billion. Market risks related to interest rates increased ¥246.6 billion. Equity related risks decreased ¥13.7 billion.

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 89% of our total non-trading activity market risks. Looking at a breakdown of interest rate related risk by currency, at March 31, 2009, the yen accounted for approximately 29% while the US dollar approximately 62%.

The following table shows the VaR related to our non-trading activities by risk category for the fiscal year ended March 31, 2009:

April 1, 2008—March 31, 2009	Average	Maximum(1)	Minimum(1)	Mar 31, 2009
	(in billions)
Interest rate	¥331.1	¥485.8	¥223.6	¥472.3
Yen	161.0	220.8	126.1	153.3
Dollars	179.5	330.0	91.6	324.7
Foreign exchange	0.7	2.2	0.0	0.0
Equities	68.8	92.2	42.5	58.3
Total(1)	367.5	514.1	257.1	503.3

Assumption for VaR calculations:
Historical simulation method Holding period: 10 business days Confidence interval: 99% Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall for each category and in total were taken from different days. The equities-related risk figures do not include market risk exposure from our strategic equity portfolio. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2009 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2008	¥281.72
July—September 2008	284.93
October—December 2008	414.99
January—March 2009	493.09

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2009 against that as of March 31, 2008, there were a 24 percentage point decrease in Japanese yen from 53% to 29%, a 26 percentage point increase in US dollar from 36% to 62%, and a 2 percentage point decrease in Euro from 9% to 7%.

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

Actual losses never exceeded VaR in the fiscal year ended March 31, 2009. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.

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

Daily stress testing at the holding company estimates maximum potential losses in each market on the current trading portfolio based on the worst ten-day historical volatility recorded during the VaR observation period of 701 days. As of March 31, 2009, the maximum predicted losses at the Group level on this basis were ¥12.5 billion for trading activities and ¥432.9 billion for non-trading activities, compared to ¥8.4 billion and ¥282.8 billion, respectively, as of March 31, 2008.

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

Despite these measures, in the past fiscal years, we have received administrative orders from government authorities in Japan and abroad. We view these actions with the deepest concern. In response, we have been working to ensure an appropriate compliance structure in Japan and abroad across the MUFG Group to enable sound and appropriate business management.

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

Internal Audit

The Role of Internal Audit

Internal audit functions within MUFG seek to provide independent verification of the adequacy and effectiveness of internal control systems. This includes monitoring the status of risk management and compliance systems, which are critical to the maintenance of sound and appropriate business operations. Internal audit results are reported to senior management. An additional role of internal audit is to make suggestions to help improve or rectify any issues or specific problems that are identified.

Group Internal Audit Framework

The board of directors at the holding company level has instituted MUFG’s internal audit policy to define the policy, function and organizational position of internal audits. Separate internal audit divisions have been created within the holding company and the major subsidiaries such as BTMU, MUTB and MUS. Through close cooperation and collaboration among the internal audit divisions in each of these companies, these internal audit divisions provide coverage for the entire group and also support the board of directors in monitoring and overseeing all MUFG operations.

In addition to having primary responsibility for initiating and preparing plans and proposals related to internal audits of the entire group, the Internal Audit Division at the holding company monitors and, as necessary, guides, advises and administers the internal audit divisions of subsidiaries and affiliated companies. The internal audit divisions within the major subsidiaries conduct audits of the respective head office and branch operations of these companies. In addition, each of these internal audit divisions undertakes direct audits of their respective subsidiaries, and monitors and oversees the separate internal audit functions established within them. This helps to evaluate and verify the adequacy and effectiveness of internal controls within MUFG on a consolidated basis.

Implementing Effective and Efficient Internal Audits

To ensure that internal audit processes use available resources with optimal effectiveness and efficiency, the internal audit divisions implement risk-focused internal audits in which the nature and magnitude of the associated risks are considered in determining audit priorities and the frequency and depth of internal audit activities. The internal audit divisions ensure that audit personnel attend key meetings, collect important internal control documents and access databases to facilitate efficient off-site monitoring.

Measures to Enhance Internal Audit Independence and Supervision by the Boards of Directors

To strengthen the respective boards of directors’ monitoring and supervision of operational execution status and to enhance the independence of the internal audit divisions, the holding company and the major subsidiaries have established internal audit and compliance committees. These committees receive direct reports from the internal audit divisions on important internal audit-related matters, including the results of all internal audits and internal auditing plans requiring board approval. The deliberations of the internal audit and compliance committees concerning such matters are then reported to the respective boards of directors. This structure is intended to enhance the independence of internal audit functions from functions responsible for business execution.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

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

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2009.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2009 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2009.

The effectiveness of our internal control over financial reporting as of March 31, 2009 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 165.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there has been no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting except the changes stated below.

Since our merger with the UFJ group, we have been integrating our operations with those of the UFJ group. The integration of the existing systems of The Bank of Tokyo Mitsubishi UFJ, Ltd., or BTMU, into a new common IT system was completed in December 2008, and the integration of the existing systems of Mitsubishi UFJ Trust and Banking Corporation, or MUTB, was also completed in December 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The MUFG Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the MUFG Group’s internal control over financial reporting based on our audit.

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

In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the MUFG Group as of March 31, 2008 and 2009, and the related consolidated statements of operations, changes in equity from nonowner sources, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009 (all expressed in Japanese Yen) and our report dated August 31, 2009 expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to i) the restatement discussed in Notes 6, 11, 15 and 25 to the consolidated financial statements, and ii) the changes in methods of accounting for a) defined benefit pension and other postretirement plans, b) stock-based compensation, c) uncertainty in income taxes, d) leveraged leases, e) defined benefit pension and other postretirement plans, f) fair value measurements, g) fair value option for financial assets and liabilities and h) netting of cash collateral against derivative exposures all described in Note 1 to the consolidated financial statements.

/s/ Deloitte Touche Tohmatsu LLC

DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

August 31, 2009

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

A copy of the sections of our ethical framework and code of conduct, compliance rules, compliance manual, and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B. of Form 20-F) is attached as Exhibit 11 to this Annual Report. There were no material changes to the code of ethics from the previous code of ethics. For a detailed discussion of our current compliance structure, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk— Compliance.” No waivers of the ethical framework and code of conduct, compliance rules, compliance manual and rules of employment have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ended March 31, 2009.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu LLC

The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent auditor, for the fiscal years ended March 31, 2008 and 2009 are presented in the following table:

	2008	2009
	(in millions)
Audit fees	¥4,801	¥5,524
Audit-related fees	302	700
Tax fees	245	213
All other fees	71	44

Total	¥5,419	¥6,481

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

Pre-Approval Policies and Procedures for Services by Deloitte Touche Tohmatsu LLC

Our board of corporate auditors performs the pre-approval function required by applicable SEC rules and regulations. Effective May 1, 2003, our board of corporate auditors has established pre-approval policies and procedures that MUFG and its subsidiaries must follow before engaging Deloitte Touche Tohmatsu LLC to perform audit and permitted non-audit services.

When MUFG or a subsidiary intends to engage Deloitte Touche Tohmatsu LLC to perform audit and permitted non-audit services, it must make an application for pre-approval on either a periodic or case-by-case basis.

•	Periodic application is an application for pre-approval made each fiscal year for services that are expected to be provided by Deloitte Touche Tohmatsu LLC during the next fiscal year.

•	Case-by-case application is an application for pre-approval made on a case-by-case basis for services to be provided by Deloitte Touche Tohmatsu LLC that are not covered by the periodic application.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(c) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were approximately 0.3% and less than 0.1% of the total fees for fiscal years ended March 31, 2008 and 2009, respectively.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2008	12,374	¥967.13	—	—
May 1 to May 31, 2008	14,124	1,075.96	—	—
June 1 to June 30, 2008	15,716	1,069.60	—	—
July 1 to July 31, 2008	26,418	966.07	—	—
August 1 to August 31, 2008	20,114	876.15	—	—
September 1 to September 30, 2008	248,643,919	963.00	248,443,047	—	(2)
October 1 to October 31, 2008	17,564	828.74	—	—
November 1 to November 30, 2008	10,095	585.16	—	—
December 1 to December 31, 2008	31,908	501.58	—	—
January 1 to January 31, 2009	3,936	537.10	—	—
February 1 to February 28, 2009	8,422	459.16	—	—
March 1 to March 31, 2009	15,130	438.78	—	—

Total	248,819,720	¥962.86	248,443,047	—	(2)

We have not made any purchases of our shares other than the above for the fiscal year ended March 31, 2009.

Notes:

(1)	A total of 196,473 shares were purchased other than through a publicly announced plan or program during the fiscal year ended March 31, 2009, including our purchases of shares constituting less than one unit (100 shares) from registered holders of such shares at the current market price of those shares.
(2)	During the fiscal year ended March 31, 2009, the following share repurchase plan or program was publicly announced:

Name of plan	Date of announcement	Amount/Shares Approved	Expiration date
Repurchase of own shares (common stock) from subsidiaries	July 31, 2008	248,443,047 shares ¥239,250,654,261	September 25, 2008

The plan was implemented to repurchase from The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, and Mitsubishi UFJ Banking Corporation, or MUTB, the shares of our common stock that BTMU and MUTB respectively received in the share exchange transaction in August 2008 between us and Mitsubishi UFJ NICOS Co., Ltd.

Following the expiration of the above program, we have not adopted any new plan or program.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

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

As of August 21 2009, MUFG has three outside directors as members of its board of directors. For companies employing the corporate auditor system such as MUFG, the task of overseeing the management of the company is assigned to the corporate auditors as well as the board of directors. At least half of the corporate auditors are required to be an “outside corporate auditor” as defined below.

Under the Company Law of Japan, an “outside director” is defined as a director who has not served as an executive director, executive officer, manager or any other type of employee of the relevant company or any of its subsidiaries prior to his or her appointment.

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

As discussed above, MUFG employs a corporate auditor system as stipulated by the Company Law. Accordingly, MUFG has established a board of corporate auditors consisting of corporate auditors with a statutory duty to audit MUFG directors’ performance of their professional duties and to review and report on the manner and results of the audit of MUFG’s financial statements, for the benefit of MUFG’s shareholders.

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

As of August 21 2009, MUFG had five corporate auditors, three of whom are outside corporate auditors.

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

Under the Company Law, a public company seeking to issue “stock acquisition rights” (granting the holder thereof the right to acquire from the issuer shares of its stock at a prescribed price) must obtain approval from its board of directors, rather than its shareholders.

When stock acquisition rights are issued under terms and conditions that are especially favorable to the recipients thereof, such issuance must be approved by a “special resolution” of a general meeting of shareholders. Under MUFG’s Articles of Incorporation, the quorum to pass a special resolution is established when there is at least one-third of the total outstanding voting rights, and the approval of at least two-thirds of the voting rights represented at the relevant general meeting of shareholders of MUFG is required to pass the special resolution.

6. A NYSE-listed US company must adopt and disclose Corporate Governance Guidelines and a Code of Business Conduct and Ethics, and it must also disclose any exemptions granted to directors or executives.

Under the Company Law, the Financial Instruments and Exchange Law of Japan and applicable stock exchange rules, Japanese companies, including MUFG, are not obliged to adopt and disclose corporate governance guidelines and a code of business conduct and ethics for directors, officers or employees. However, to further enhance its disclosure, MUFG has decided to disclose the details of its corporate governance in its Annual Securities Report and related disclosure reports.

MUFG has also adopted a code of ethics, compliance rules and a compliance manual which it believes are compliant with the requirements for a Code of Ethics as set forth under Section 406 of the Sarbanes-Oxley Act. MUFG has disclosed the relevant sections of its code of ethics, compliance rules and compliance manual as an exhibit to this Annual Report. No exemptions from MUFG’s code of ethics, compliance rules or compliance manual were granted to its directors or executives during the fiscal year ended March 31, 2009.

7. A NYSE-listed US company must hold regularly scheduled executive sessions where participants are limited to non-management directors.

Under the Company Law, Japanese corporations are not obliged to hold executive sessions where participants are limited to non-management directors. Such executive sessions are also not required under MUFG’s internal corporate governance rules.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit	Description
1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English translation)

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006. (English translation)*

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 31, 2006. (English translation)*

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English Translation)

2(a)	Form of American Depositary Receipt.*

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.*

4(a)	Share Exchange Agreement, dated May 28, 2008, between Mitsubishi UFJ Financial Group, Inc. and Mitsubishi UFJ NICOS Co., Ltd. (English translation)**

4(b)	Agreement and Plan of Merger among UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub, dated as of August 18, 2008.**

4(c)	Securities Purchase Agreement dated as of September 29, 2008 by and between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc., the first amendment thereto entered into on October 3, 2008, the second amendment thereto entered into on October 8, 2008 and the third amendment thereto entered into on October 13, 2008, and Amended Certificate of Designations of Preferences and Rights of the 10% Series B Non-Cumulative Non-Voting Perpetual Convertible Preferred Stock ($1,000 Liquidation Preference per Share) of Morgan Stanley and Certificate of Designations of Preferences and Rights of the 10% Series C Non-Cumulative Non-Voting Perpetual Preferred Stock ($1,000 Liquidation Preference per Share) of Morgan Stanley.

4(d)	Investor Agreement dated as of October 13, 2008 by and between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc., and the first amendment thereto entered into on October 27, 2008.

4(e)	Registration Rights Agreement dated as of October 13, 2008 by and between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Ethical framework and code of conduct, compliance rules, compliance manual and rules of employment of Mitsubishi UFJ Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)***

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of independent registered public accounting firm.

Notes:

*	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 28, 2006.
**	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 19, 2008.
***	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 21, 2007.

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

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, merged with UFJ Holdings, Inc. with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc., or MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, numbers as of and for the fiscal year ended March 31, 2005 reflect the financial position and results of MTFG and its subsidiaries, or the MTFG Group, only. Numbers as of March 31, 2006 reflect the financial position of MUFG and its subsidiaries, or the MUFG Group, while numbers for the fiscal year ended March 31, 2006 comprised the results of the MTFG Group for the six months ended September 30, 2005 and the results of the MUFG Group from October 1, 2005 to March 31, 2006. Numbers as of and for the fiscal years ended March 31, 2007, 2008 and 2009 reflect the financial position and results of the MUFG Group.

I.    Distribution of Assets, Liabilities and Shareholders’ Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2007, 2008 and 2009. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2007			2008			2009
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥696,025	¥17,250	2.48%	¥715,565	¥27,905	3.90%	¥644,550	¥11,900	1.85%
Foreign	5,561,241	233,784	4.20	7,161,894	230,639	3.22	5,103,530	112,932	2.21

Total	6,257,266	251,034	4.01	7,877,459	258,544	3.28	5,748,080	124,832	2.17

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	5,253,790	21,681	0.41	6,755,706	46,405	0.69	5,264,909	30,626	0.58
Foreign	3,863,096	140,792	3.64	7,357,362	262,170	3.56	6,846,958	248,114	3.62

Total	9,116,886	162,473	1.78	14,113,068	308,575	2.19	12,111,867	278,740	2.30

Trading account assets:
Domestic	6,133,100	58,151	0.95	4,347,140	66,046	1.52	7,305,737	72,511	0.99
Foreign	2,056,877	41,767	2.03	2,629,800	44,302	1.68	13,556,131	388,023	2.86

Total	8,189,977	99,918	1.22	6,976,940	110,348	1.58	20,861,868	460,534	2.21

Investment securities(1):
Domestic	39,170,309	305,411	0.78	34,451,745	345,242	1.00	31,950,811	352,235	1.10
Foreign	10,474,119	449,390	4.29	12,012,930	553,597	4.61	2,411,191	121,092	5.02

Total	49,644,428	754,801	1.52	46,464,675	898,839	1.93	34,362,002	473,327	1.38

Loans(2):
Domestic	78,942,886	1,721,442	2.18	76,926,024	1,709,133	2.22	76,520,426	1,607,122	2.10
Foreign	16,615,898	926,061	5.57	20,109,157	1,081,372	5.38	23,638,502	951,239	4.02

Total	95,558,784	2,647,503	2.77	97,035,181	2,790,505	2.88	100,158,928	2,558,361	2.55

Total interest-earning assets:
Domestic	130,196,110	2,123,935	1.63	123,196,180	2,194,731	1.78	121,686,433	2,074,394	1.70
Foreign	38,571,231	1,791,794	4.65	49,271,143	2,172,080	4.41	51,556,312	1,821,400	3.53

Total	168,767,341	3,915,729	2.32	172,467,323	4,366,811	2.53	173,242,745	3,895,794	2.25

Non-interest-earning assets:
Cash and due from banks	3,308,678			2,901,241			2,922,401
Other non-interest-earning assets(3)	17,267,978			23,726,071			21,240,425
Allowance for credit losses	(1,054,890)			(1,147,943)			(1,191,181)

Total non-interest-earning assets(3)	19,521,766			25,479,369			22,971,645

Total assets from discontinued operations	22,040			—			—

Total assets(3)	¥188,311,147			¥197,946,692			¥196,214,390

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields of an insignificant amount.
(3)	Effective April 1, 2008, we discontinued netting our derivative assets and liabilities under master netting agreements and we now present them on a gross basis. See Note 1 “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” section for the detail. We restated the average balances of “Other non-interest-earning assets” for the fiscal years ended March 31, 2007 and 2008. Accordingly, “Total non-interest-earning assets” and “Total assets” have been restated for the fiscal years ended March 31, 2007 and 2008.

	Fiscal years ended March 31,
	2007			2008			2009
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥90,667,366	¥290,589	0.32%	¥92,850,670	¥442,938	0.48%	¥95,431,983	¥381,109	0.40%
Foreign	14,510,114	545,310	3.76	18,289,382	651,018	3.56	16,459,276	355,347	2.16

Total	105,177,480	835,899	0.79	111,140,052	1,093,956	0.98	111,891,259	736,456	0.66

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	10,880,404	131,616	1.21	11,425,960	164,593	1.44	11,263,438	89,694	0.80
Foreign	3,795,292	152,536	4.02	7,289,632	282,664	3.88	7,395,052	285,182	3.86

Total	14,675,696	284,152	1.94	18,715,592	447,257	2.39	18,658,490	374,876	2.01

Due to trust account—Domestic	1,981,427	5,863	0.30	1,653,717	8,014	0.48	1,479,736	6,843	0.46

Other short-term borrowings and trading account liabilities:
Domestic	9,135,721	73,643	0.81	7,247,750	66,893	0.92	7,289,639	82,807	1.14
Foreign	2,416,109	101,602	4.21	3,231,819	139,470	4.32	3,599,444	87,717	2.44

Total	11,551,830	175,245	1.52	10,479,569	206,363	1.97	10,889,083	170,524	1.57

Long-term debt:
Domestic	9,667,805	160,412	1.66	10,053,815	172,659	1.72	9,251,228	160,773	1.74
Foreign	3,741,775	124,392	3.32	4,109,237	158,845	3.87	3,915,063	149,917	3.83

Total	13,409,580	284,804	2.12	14,163,052	331,504	2.34	13,166,291	310,690	2.36

Total interest-bearing liabilities:
Domestic	122,332,723	662,123	0.54	123,231,912	855,097	0.69	124,716,024	721,226	0.58
Foreign	24,463,290	923,840	3.78	32,920,070	1,231,997	3.74	31,368,835	878,163	2.80

Total	146,796,013	1,585,963	1.08	156,151,982	2,087,094	1.34	156,084,859	1,599,389	1.02

Non-interest-bearing liabilities(1)	31,674,086			31,837,328			32,154,903

Total liabilities from discontinued operations	17,644			—			—

Total shareholders’ equity	9,823,404			9,957,382			7,974,628

Total liabilities and shareholders’ equity(1)	¥188,311,147			¥197,946,692			¥196,214,390

Net interest income and interest rate spread		¥2,329,766	1.24%		¥2,279,717	1.19%		¥2,296,405	1.23%

Net interest income as a percentage of total interest-earning assets			1.38%			1.32%			1.33%

Note:

(1)	Effective April 1, 2008, we discontinued netting our derivative assets and liabilities under master netting agreements and we now present them on a gross basis. See Note 1 “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” section for the detail. We restated average balances of “Non-interest-bearing liabilities” for the fiscal years ended March 31, 2007 and 2008. Accordingly, “Total liabilities and shareholders’ equity” have been restated for the fiscal years ended March 31, 2007 and 2008.

The percentage of total average assets attributable to foreign activities was 23.3%, 28.0% and 30.1%, respectively, for the fiscal years ended March 31, 2007, 2008 and 2009.

The percentage of total average liabilities attributable to foreign activities was 23.9%, 29.1% and 31.0%, respectively, for the fiscal years ended March 31, 2007, 2008 and 2009.

Analysis of Net Interest Income

The following table shows changes in our net interest income by changes in volume and by changes in rate for the fiscal year ended March 31, 2008 compared to the fiscal year ended March 31, 2007 and the fiscal year ended March 31, 2009 compared to the fiscal year ended March 31, 2008.

	Fiscal year ended March 31, 2007 versus fiscal year ended March 31, 2008			Fiscal year ended March 31, 2008 versus fiscal year ended March 31, 2009
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥497	¥10,158	¥10,655	¥(1,443)	¥(14,562)	¥(16,005)
Foreign	51,547	(54,692)	(3,145)	(55,289)	(62,418)	(117,707)

Total	52,044	(44,534)	7,510	(56,732)	(76,980)	(133,712)

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	7,437	17,287	24,724	(9,629)	(6,150)	(15,779)
Foreign	124,514	(3,136)	121,378	(18,188)	4,132	(14,056)

Total	131,951	14,151	146,102	(27,817)	(2,018)	(29,835)

Trading account assets:
Domestic	(16,934)	24,829	7,895	29,365	(22,900)	6,465
Foreign	9,652	(7,117)	2,535	294,215	49,506	343,721

Total	(7,282)	17,712	10,430	323,580	26,606	350,186

Investment securities(2):
Domestic	(36,791)	76,622	39,831	(25,062)	32,055	6,993
Foreign	69,274	34,933	104,207	(442,481)	9,976	(432,505)

Total	32,483	111,555	144,038	(467,543)	42,031	(425,512)

Loans:
Domestic	(43,980)	31,671	(12,309)	(8,560)	(93,451)	(102,011)
Foreign	187,850	(32,539)	155,311	142,025	(272,158)	(130,133)

Total	143,870	(868)	143,002	133,465	(365,609)	(232,144)

Total interest income:
Domestic	(89,771)	160,567	70,796	(15,329)	(105,008)	(120,337)
Foreign	442,837	(62,551)	380,286	(79,718)	(270,962)	(350,680)

Total	¥353,066	¥98,016	¥451,082	¥(95,047)	¥(375,970)	¥(471,017)

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2007 versus fiscal year ended March 31, 2008			Fiscal year ended March 31, 2008 versus fiscal year ended March 31, 2009
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥7,158	¥145,191	¥152,349	¥10,309	¥(72,138)	¥(61,829)
Foreign	134,525	(28,817)	105,708	(43,261)	(252,410)	(295,671)

Total	141,683	116,374	258,057	(32,952)	(324,548)	(357,500)

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	6,861	26,116	32,977	(1,313)	(73,586)	(74,899)
Foreign	135,497	(5,369)	130,128	4,065	(1,547)	2,518

Total	142,358	20,747	163,105	2,752	(75,133)	(72,381)

Due to trust account—Domestic	(970)	3,121	2,151	(832)	(339)	(1,171)

Other short-term borrowings and trading account liabilities:
Domestic	(15,219)	8,469	(6,750)	389	15,525	15,914
Foreign	35,137	2,731	37,868	8,959	(60,712)	(51,753)

Total	19,918	11,200	31,118	9,348	(45,187)	(35,839)

Long-term debt:
Domestic	6,524	5,723	12,247	(13,783)	1,897	(11,886)
Foreign	12,964	21,489	34,453	(7,495)	(1,433)	(8,928)

Total	19,488	27,212	46,700	(21,278)	464	(20,814)

Total interest expense:
Domestic	4,354	188,620	192,974	(5,230)	(128,641)	(133,871)
Foreign	318,123	(9,966)	308,157	(37,732)	(316,102)	(353,834)

Total	¥322,477	¥178,654	¥501,131	¥(42,962)	¥(444,743)	¥(487,705)

Net interest income:
Domestic	¥(94,125)	¥(28,053)	¥(122,178)	¥(10,099)	¥23,633	¥13,534
Foreign	124,714	(52,585)	72,129	(41,986)	45,140	3,154

Total	¥30,589	¥(80,638)	¥(50,049)	¥(52,085)	¥68,773	¥16,688

Note:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.    Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2007, 2008 and 2009:

	At March 31,
	2007			2008			2009
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in millions)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥20,939,737	¥20,980,858	¥41,121	¥16,133,001	¥16,185,893	¥52,892	¥23,846,153	¥23,892,774	¥46,621
Corporate bonds	4,583,458	4,666,221	82,763	3,998,366	4,094,185	95,819	3,698,535	3,776,958	78,423
Marketable equity securities	4,430,995	8,301,479	3,870,484	4,009,747	5,993,883	1,984,136	3,318,143	3,937,517	619,374
Other securities	820,836	823,259	2,423	714,627	720,370	5,743	737,866	739,494	1,628

Total domestic	30,775,026	34,771,817	3,996,791	24,855,741	26,994,331	2,138,590	31,600,697	32,346,743	746,046

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,080,476	2,094,353	13,877	1,912,224	1,918,466	6,242	87,998	91,044	3,046
Other governments and official institutions bonds	1,388,746	1,443,758	55,012	1,725,342	1,752,357	27,015	97,563	99,587	2,024
Mortgage-backed securities	2,654,875	2,720,421	65,546	3,376,511	3,375,585	(926)	559,937	555,397	(4,540)
Other securities	4,400,437	4,649,433	248,996	4,706,437	4,688,562	(17,875)	347,422	297,316	(50,106)

Total foreign	10,524,534	10,907,965	383,431	11,720,514	11,734,970	14,456	1,092,920	1,043,344	(49,576)

Total	¥41,299,560	¥45,679,782	¥4,380,222	¥36,576,255	¥38,729,301	¥2,153,046	¥32,693,617	¥33,390,087	¥696,470

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥2,809,445	¥2,808,716	¥(729)	¥2,601,852	¥2,618,946	¥17,094	¥1,352,213	¥1,369,652	¥17,439
Other securities	164,291	165,477	1,186	204,181	206,437	2,256	187,015	188,789	1,774

Total domestic	2,973,736	2,974,193	457	2,806,033	2,825,383	19,350	1,539,228	1,558,441	19,213

Foreign:
U.S. Treasury and other U.S. government agencies bonds	7,451	7,842	391	4,592	5,256	664	82,491	83,892	1,401
Other governments and official institutions bonds	6,691	6,663	(28)	5,010	5,010	—	122,463	123,153	690
Other securities	45,221	45,862	641	24,031	24,748	717	1,068,171	1,060,960	(7,211)

Total foreign	59,363	60,367	1,004	33,633	35,014	1,381	1,273,125	1,268,005	(5,120)

Total	¥3,033,099	¥3,034,560	¥1,461	¥2,839,666	¥2,860,397	¥20,731	¥2,812,353	¥2,826,446	¥14,093

Nonmarketable equity securities presented in Other investment securities in the consolidated financial statements were primarily carried at costs of ¥623,430 million, ¥513,975 million and ¥1,390,315 million, at March 31, 2007, 2008 and 2009, respectively. The corresponding estimated fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in AICPA Guides presented in Other investment securities were carried at fair value of ¥47,529 million, ¥66,038 million and ¥43,809 million, at March 31, 2007, 2008 and 2009, respectively.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2009. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥11,740,550	0.13%	¥6,794,256	0.98%	¥3,408,923	1.34%	¥1,949,045	1.18%	¥23,892,774	0.63%
Corporate bonds	457,228	0.99	2,620,392	1.16	655,680	1.26	43,658	1.34	3,776,958	1.16
Other securities	213,707	1.17	218,828	1.18	283,633	1.49	23,326	1.53	739,494	1.31

Total domestic	12,411,485	0.18	9,633,476	1.03	4,348,236	1.34	2,016,029	1.18	28,409,226	0.71

Foreign:
U.S. Treasury and other U.S. government agencies bonds	40,504	4.22	48,983	3.97	1,163	9.43	394	8.25	91,044	4.14
Other governments and official institutions bonds	29,727	3.82	65,730	3.55	1,925	4.46	2,205	5.10	99,587	3.69
Mortgage-backed securities	59	4.79	21,510	3.91	139,968	3.97	393,860	4.82	555,397	4.57
Other securities	32,758	1.86	89,656	2.63	94,247	3.94	58,391	3.82	275,052	3.34

Total foreign	103,048	3.35	225,879	3.30	237,303	3.98	454,850	4.66	1,021,080	4.08

Total	¥12,514,533	0.20%	¥9,859,355	1.08%	¥4,585,539	1.49%	¥2,470,879	1.86%	¥29,430,306	0.84%

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥225,288	0.64%	¥1,072,542	1.21%	¥17,844	1.00%	¥36,539	1.36%	¥1,352,213	1.12%
Other securities	16,352	1.61	169,666	1.43	—	—	997	1.87	187,015	1.45

Total domestic	241,640	0.71	1,242,208	1.24	17,844	1.00	37,536	1.38	1,539,228	1.16

Foreign:
U.S. Treasury and other U.S. government agencies bonds	—	—	79,440	2.36	—	—	3,051	7.45	82,491	2.55
Other governments and official institutions bonds	2,947	2.19	119,516	2.74	—	—	—	—	122,463	2.73
Other securities	2,017	5.38	1,780	2.70	200,929	2.28	863,445	4.26	1,068,171	3.89

Total foreign	4,964	3.49	200,736	2.59	200,929	2.28	866,496	4.27	1,273,125	3.69

Total	¥246,604	0.76%	¥1,442,944	1.43%	¥218,773	2.18%	¥904,032	4.15%	¥2,812,353	2.31%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, the following table sets forth the securities of individual issuers held in our investment securities portfolio which exceeded 10% of our consolidated total shareholders’ equity at March 31,2009:

	Amortized cost	Estimated fair value
	(in millions)
Japanese government agency bonds issued by Japan Housing Finance Agency	¥643,426	¥640,095

III.    Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2009. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

	At March 31,
	2005(3)	2006(3)	2007(3)	2008(3)	2009
	(in millions)
Domestic:
Manufacturing	¥6,355,895	¥10,546,566	¥10,869,329	¥11,178,924	¥12,922,822
Construction	951,800	1,835,104	1,812,454	1,728,534	1,803,541
Real estate	6,522,713	11,026,786	10,432,600	10,857,072	10,436,795
Services	3,567,246	7,220,040	6,902,660	6,553,980	6,750,442
Wholesale and retail	5,129,782	9,134,683	9,317,518	9,308,599	9,760,805
Banks and other financial institutions(1)	3,602,591	5,054,477	4,358,275	4,671,499	4,836,047
Communication and information services	784,301	1,177,137	1,167,630	1,150,438	732,652
Other industries	7,209,900	13,591,354	10,559,974	10,806,144	9,515,861
Consumer	6,863,283	20,362,015	21,954,409	21,517,672	20,542,398

Total domestic	40,987,511	79,948,162	77,374,849	77,772,862	77,301,363

Foreign:
Governments and official institutions	212,750	332,213	374,157	316,761	351,134
Banks and other financial institutions(1)	917,409	1,101,152	1,694,951	2,100,057	2,687,004
Commercial and industrial	7,527,695	11,776,784	13,470,223	16,189,725	17,550,544
Other	1,277,329	2,337,237	2,459,577	2,706,750	2,510,521

Total foreign	9,935,183	15,547,386	17,998,908	21,313,293	23,099,203

Total	50,922,694	95,495,548	95,373,757	99,086,155	100,400,566
Unearned income, unamortized premiums—net and deferred loan fees—net	(18,678)	11,287	(50,913)	(84,076)	(90,225)

Total(2)	¥50,904,016	¥95,506,835	¥95,322,844	¥99,002,079	¥100,310,341

Notes:
(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥36,424 million, ¥41,904 million, ¥113,580 million, ¥505,626 million and ¥119,596 million at March 31, 2005, 2006, 2007, 2008 and 2009, respectively, which are carried at the lower of cost or estimated fair value.

(3)	Classification of loans by industry at March 31, 2005, 2006, 2007, and 2008 has been restated as follows:

	At March 31,
	2005		2006		2007		2008
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in millions)
Domestic:
Manufacturing	¥6,498,384	¥6,355,895	¥10,766,623	¥10,546,566	¥10,988,248	¥10,869,329	¥11,322,092	¥11,178,924
Construction	990,217	951,800	1,994,180	1,835,104	1,843,033	1,812,454	1,759,436	1,728,534
Real estate	5,809,522	6,522,713	9,050,666	11,026,786	8,307,407	10,432,600	8,247,964	10,857,072
Services	3,815,090	3,567,246	6,760,142	7,220,040	7,069,095	6,902,660	6,707,417	6,553,980
Wholesale and retail	5,268,124	5,129,782	9,791,718	9,134,683	9,430,037	9,317,518	9,436,939	9,308,599
Banks and other financial institutions	3,693,034	3,602,591	5,556,519	5,054,477	4,484,294	4,358,275	4,825,368	4,671,499
Communication and information services	787,982	784,301	1,188,789	1,177,137	1,170,036	1,167,630	1,152,727	1,150,438
Other industries	6,791,057	7,209,900	11,770,712	13,591,354	10,264,718	10,559,974	10,412,330	10,806,144
Consumer	7,334,101	6,863,283	23,068,813	20,362,015	23,817,981	21,954,409	23,908,589	21,517,672

Total domestic	40,987,511	40,987,511	79,948,162	79,948,162	77,374,849	77,374,849	77,772,862	77,772,862

Foreign:
Governments and official institutions	212,750	212,750	332,213	332,213	374,157	374,157	316,761	316,761
Banks and other financial institutions	917,409	917,409	1,101,152	1,101,152	1,694,951	1,694,951	2,100,057	2,100,057
Commercial and industrial	7,527,695	7,527,695	11,776,784	11,776,784	13,468,916	13,470,223	16,188,426	16,189,725
Other	1,277,329	1,277,329	2,337,237	2,337,237	2,460,884	2,459,577	2,708,049	2,706,750

Total foreign	9,935,183	9,935,183	15,547,386	15,547,386	17,998,908	17,998,908	21,313,293	21,313,293

Total	50,922,694	50,922,694	95,495,548	95,495,548	95,373,757	95,373,757	99,086,155	99,086,155
Unearned income, unamortized premiums—net and deferred loan fees—net	(18,678)	(18,678)	11,287	11,287	(50,913)	(50,913)	(84,076)	(84,076)

Total	¥50,904,016	¥50,904,016	¥95,506,835	¥95,506,835	¥95,322,844	¥95,322,844	¥99,002,079	¥99,002,079

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2009:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥8,189,764	¥4,012,303	¥720,755	¥12,922,822
Construction	1,077,231	623,516	102,794	1,803,541
Real estate	2,813,525	3,501,064	4,122,206	10,436,795
Services	2,920,098	3,012,479	817,865	6,750,442
Wholesale and retail	6,526,845	2,872,522	361,438	9,760,805
Banks and other financial institutions	2,583,425	2,061,914	190,708	4,836,047
Communication and information services	316,440	360,913	55,299	732,652
Other industries	6,337,794	2,025,082	1,152,985	9,515,861
Consumer	2,392,616	4,096,950	14,052,832	20,542,398

Total Domestic	33,157,738	22,566,743	21,576,882	77,301,363
Foreign	10,488,006	8,537,721	4,073,476	23,099,203

Total	¥43,645,744	¥31,104,464	¥25,650,358	¥100,400,566

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2009 are shown below.

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥18,599,489	¥1,834,463	¥20,433,952
Floating or adjustable rate	25,544,136	10,776,734	36,320,870

Total	¥44,143,625	¥12,611,197	¥56,754,822

Nonaccrual, Past Due and Restructured Loans

We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain foreign banking subsidiaries.

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2009, based on the domicile and type of industry of the borrowers:

	At March 31,
	2005	2006	2007	2008	2009
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥115,229	¥128,055	¥82,206	¥109,023	¥87,649
Construction	48,750	38,406	45,027	44,322	55,760
Real estate	165,296	190,703	142,681	164,521	263,831
Services	183,294	70,339	140,464	142,795	104,594
Wholesale and retail	88,844	130,216	133,344	156,816	139,000
Banks and other financial institutions	4,364	15,794	16,712	10,591	14,826
Communication and information services	12,048	13,034	32,035	45,115	36,853
Other industries	22,702	29,523	140,224	36,192	20,615
Consumer	56,072	319,116	301,819	318,861	372,944

Total domestic	696,599	935,186	1,034,512	1,028,236	1,096,072

Foreign:
Governments and official institutions	466	52	47	45	4,279
Banks and other financial institutions	45,091	38,796	3,730	2,793	56,628
Commercial and industrial	54,913	30,387	46,536	111,852	81,990
Other	23,835	5,413	1,519	1,529	10,553

Total foreign	124,305	74,648	51,832	116,219	153,450

Total	¥820,904	¥1,009,834	¥1,086,344	¥1,144,455	¥1,249,522

Restructured loans:
Domestic	¥431,036	¥937,160	¥548,569	¥492,230	¥457,838
Foreign	23,153	74,676	42,117	25,035	63,750

Total	¥454,189	¥1,011,836	¥590,686	¥517,265	¥521,588

Accruing loans contractually past due 90 days or more:
Domestic	¥9,232	¥21,896	¥20,649	¥14,954	¥15,047
Foreign	879	1,112	1,821	2,998	6,440

Total	¥10,111	¥23,008	¥22,470	¥17,952	¥21,487

Total	¥1,285,204	¥2,044,678	¥1,699,500	¥1,679,672	¥1,792,597

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2009 was approximately ¥86.2 billion, of which ¥42.0 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2009 was approximately ¥7.2 billion, of which ¥5.5 billion was included in the results of operations for the fiscal year.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2007, 2008 and 2009. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

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

Loan Concentrations

At March 31, 2009, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.    Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by type of borrowers’ business for each of the five fiscal years ended March 31, 2009:

	Fiscal years ended March 31,
	2005	2006	2007	2008	2009
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥888,120	¥739,872	¥1,012,227	¥1,112,453	¥1,134,940
Additions resulting from the merger with UFJ Holdings(1)	—	287,516	—	—	—
Provision for credit losses	108,338	110,167	358,603	385,740	626,947
Charge-offs:
Domestic:
Manufacturing	81,370	17,241	27,043	41,587	83,121
Construction	10,634	6,798	18,902	24,097	44,180
Real estate	44,433	16,911	12,845	11,775	76,734
Services	11,848	41,722	26,274	39,336	64,418
Wholesale and retail	26,822	15,397	43,169	70,173	118,144
Banks and other financial institutions	8,920	701	1,790	13,873	25,310
Communication and information services	1,312	2,621	16,322	30,868	19,632
Other industries	6,468	2,644	5,396	9,865	10,472
Consumer	25,692	49,496	137,461	138,370	117,021

Total domestic	217,499	153,531	289,202	379,944	559,032
Total foreign	80,440	11,202	13,912	6,540	44,266

Total	297,939	164,733	303,114	386,484	603,298

Recoveries:
Domestic	22,063	11,356	35,466	28,475	23,692
Foreign	15,254	17,242	4,953	2,117	2,754

Total	37,317	28,598	40,419	30,592	26,446

Net charge-offs	260,622	136,135	262,695	355,892	576,852
Others(2)	4,036	10,807	4,318	(7,361)	(28,397)

Allowance for credit losses at end of fiscal year	¥739,872	¥1,012,227	¥1,112,453	¥1,134,940	¥1,156,638

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥245,835	¥91,701	¥123,080	¥109,654	¥136,656

Balance at end of fiscal year	¥91,701	¥123,080	¥109,654	¥136,656	¥307,343

Provision (credit) for credit losses	¥(91,903)	¥587	¥(8,516)	¥38,637	¥240,015

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.51%	0.19%	0.27%	0.37%	0.58%

Notes:

(1)	Additions resulting from the merger with UFJ Holdings represent the allowance for credit losses for acquired loans outside the scope of SOP 03-3. The allowance for credit losses on loans within the scope of SOP 03-3 was not carried over.
(2)	Others primarily include losses/(gains) from foreign exchange translation.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2009:

	At March 31,
	2005		2006		2007		2008		2009
	Amount	% of loans in each category to total loans(1)	Amount	% of loans in each category to total loans(1)	Amount	% of loans in each category to total loans(1)	Amount	% of loans in each category to total loans(1)	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥90,530	12.48%	¥130,734	11.05%	¥108,303	11.40%	¥125,824	11.28%	¥112,412	12.87%
Construction	44,750	1.87	28,142	1.92	41,016	1.90	43,043	1.74	45,234	1.80
Real estate	94,844	12.81	99,947	11.55	85,183	10.94	112,899	10.96	116,460	10.39
Services	145,726	7.01	71,653	7.56	123,020	7.24	126,832	6.61	88,829	6.72
Wholesale and retail	93,982	10.07	132,519	9.57	129,701	9.77	141,870	9.39	115,109	9.72
Banks and other financial institutions	22,237	7.07	51,500	5.29	73,925	4.57	59,200	4.72	38,189	4.82
Communication and information services	13,621	1.54	16,971	1.23	33,699	1.22	37,251	1.16	37,549	0.73
Other industries	60,948	14.16	115,930	14.23	175,989	11.07	97,019	10.91	65,363	9.48
Consumer	72,916	13.48	234,073	21.32	224,926	23.02	244,652	21.72	223,865	20.46

Foreign:
Governments and official institutions	193	0.42	1,227	0.35	420	0.39	880	0.32	2,349	0.35
Banks and other financial institutions	10,840	1.80	13,680	1.15	3,668	1.78	6,858	2.12	76,518	2.68
Commercial and industrial	70,101	14.78	104,443	12.33	103,259	14.12	126,693	16.34	211,307	17.48
Other	10,567	2.51	3,730	2.45	2,307	2.58	2,225	2.73	17,169	2.50
Unallocated	8,617	—	7,678	—	7,037	—	9,694	—	6,285	—

Total	¥739,872	100.00%	¥1,012,227	100.00%	¥1,112,453	100.00%	¥1,134,940	100.00%	¥1,156,638	100.00%

Allowance as a percentage of loans	1.45%		1.06%		1.17%		1.15%		1.15%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	57.57%		49.51%		65.46%		67.57%		64.52%

Note:

(1)	Percentages of loans in each category to total loans at March 31, 2005, 2006, 2007 and 2008 have been restated as follows:

	At March 31,
	2005		2006		2007		2008
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Domestic:
Manufacturing	12.76%	12.48%	11.27%	11.05%	11.52%	11.40%	11.43%	11.28%
Construction	1.94	1.87	2.09	1.92	1.93	1.90	1.78	1.74
Real estate	11.41	12.81	9.48	11.55	8.71	10.94	8.32	10.96
Services	7.49	7.01	7.08	7.56	7.41	7.24	6.77	6.61
Wholesale and retail	10.35	10.07	10.25	9.57	9.89	9.77	9.52	9.39
Banks and other financial institutions	7.25	7.07	5.82	5.29	4.70	4.57	4.87	4.72
Communication and information services	1.55	1.54	1.24	1.23	1.23	1.22	1.16	1.16
Other industries	13.34	14.16	12.33	14.23	10.76	11.07	10.51	10.91
Consumer	14.40	13.48	24.16	21.32	24.98	23.02	24.13	21.72
Foreign
Governments and official institutions	0.42	0.42	0.35	0.35	0.39	0.39	0.32	0.32
Banks and other financial institutions	1.80	1.80	1.15	1.15	1.78	1.78	2.12	2.12
Commercial and industrial	14.78	14.78	12.33	12.33	14.12	14.12	16.34	16.34
Other	2.51	2.51	2.45	2.45	2.58	2.58	2.73	2.73

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

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

V.     Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007		2008		2009
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥15,847,384	—%	¥13,738,148	—%	¥12,896,727	—%
Interest-bearing demand deposits	43,943,651	0.13	44,493,991	0.24	44,359,163	0.17
Deposits at notice	2,447,318	2.71	2,479,141	2.54	1,890,640	0.83
Time deposits	39,121,506	0.39	41,016,140	0.59	43,895,395	0.58
Certificates of deposit	5,154,891	0.27	4,861,398	0.62	5,286,785	0.66
Foreign offices:
Non-interest-bearing demand deposits	2,509,494	—	2,141,934	—	2,280,553	—
Interest-bearing deposits, principally time deposits and certificates of deposit	14,510,114	3.76	18,289,382	3.56	16,459,276	2.16

Total	¥123,534,358		¥127,020,134		¥127,068,539

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2007, 2008 and 2009 were ¥523,819 million, ¥489,751 million and ¥439,346 million, respectively.

At March 31, 2009, the balances and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$101 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2009) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥8,262,846	¥3,892,250	¥12,155,096
Over three months through six months	5,550,348	231,006	5,781,354
Over six months through twelve months	5,459,330	382,270	5,841,600
Over twelve months	3,437,991	41,491	3,479,482

Total	¥22,710,515	¥4,547,017	¥27,257,532

Foreign offices			¥11,546,556

VI.    Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2007, 2008 and 2009:

	Fiscal years ended March 31,
	2007	2008	2009
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥14,675,696	¥18,715,592	¥18,658,490
Maximum balance outstanding at any month-end during the fiscal year	17,890,479	19,530,303	18,427,340
Balance at end of fiscal year	15,893,355	18,769,133	18,427,340
Weighted average interest rate during the fiscal year	1.94%	2.39%	2.01%
Weighted average interest rate on balance at end of fiscal year	2.30%	2.35%	0.97%
Due to trust account:
Average balance outstanding during the fiscal year	¥1,981,427	¥1,653,717	¥1,479,736
Maximum balance outstanding at any month-end during the fiscal year	2,229,225	2,171,467	1,796,846
Balance at end of fiscal year	1,539,973	1,461,006	1,796,846
Weighted average interest rate during the fiscal year	0.30%	0.48%	0.46%
Weighted average interest rate on balance at end of fiscal year	0.44%	0.49%	0.42%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥7,566,200	¥5,729,422	¥6,664,948
Maximum balance outstanding at any month-end during the fiscal year	8,549,745	6,802,404	9,190,011
Balance at end of fiscal year	5,734,473	6,016,893	7,867,378
Weighted average interest rate during the fiscal year	1.44%	2.17%	1.61%
Weighted average interest rate on balance at end of fiscal year	2.17%	1.82%	0.85%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2008 and 2009, and the related consolidated statements of operations, changes in equity from nonowner sources, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009 (all expressed in Japanese Yen). These financial statements are the responsibility of MUFG’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the respective footnotes to the consolidated financial statements, certain disclosures in Notes 6, 11, 15 and 25 have been restated.

As discussed in Note 1 to the consolidated financial statements, MUFG changed its methods of accounting for defined benefit pension and other postretirement plans (recognition provision) and stock-based compensation in the fiscal year ended March 31, 2007 and its methods of accounting for uncertainty in income taxes and leveraged leases in the fiscal year ended March 31, 2008 and its methods of accounting for defined benefit pension and other postretirement plans (measurement date provision), fair value measurements, fair value option for financial assets and financial liabilities, and netting of cash collateral against derivative exposures in the fiscal year ended March 31, 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), MUFG Group’s internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 31, 2009 expressed an unqualified opinion on MUFG Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu LLC

DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

August 31, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2008 AND 2009

	2008	2009
	(in millions)
ASSETS
Cash and due from banks (Note 11)	¥4,090,690	¥3,071,252
Interest-earning deposits in other banks (including ¥22,768 million measured at fair value under fair value option at March 31, 2009) (Notes 11 and 30)	6,320,827	3,543,551
Call loans and funds sold (Note 13)	1,210,238	407,448
Receivables under resale agreements (including ¥36,066 million measured at fair value under fair value option at March 31, 2009) (Note 30)	7,105,819	2,530,405
Receivables under securities borrowing transactions	8,329,371	6,797,025
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥4,813,360 million in 2008 and ¥10,643,443 million in 2009) (including ¥10,832,557 million measured at fair value under fair value option at March 31, 2009) (Notes 1, 4, 11 and 30)	18,444,633	30,281,525
Investment securities (Notes 5 and 11):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥6,795,674 million in 2008 and ¥1,899,512 million in 2009)	38,729,301	33,390,087
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥174,915 million in 2008 and ¥165,818 million in 2009) (estimated fair value of ¥2,860,397 million in 2008 and ¥2,826,446 million in 2009)	2,839,666	2,812,353
Other investment securities	580,013	1,434,124

Total investment securities	42,148,980	37,636,564

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥3,774,314 million in 2008 and ¥3,729,490 million in 2009) (Notes 6 and 11)	99,002,079	100,310,341
Allowance for credit losses (Notes 6 and 7)	(1,134,940)	(1,156,638)

Net loans	97,867,139	99,153,703

Premises and equipment—net (Note 8)	1,075,806	1,043,416
Accrued interest	339,773	267,747
Customers’ acceptance liability	71,003	59,144
Intangible assets—net (Notes 3 and 9)	1,338,924	1,191,941
Goodwill (Notes 3 and 9)	1,074,137	379,426
Deferred tax assets (Notes 10 and 16)	899,432	2,172,789
Other assets (Notes 1, 6, 11, 16 and 17)	5,449,311	4,963,481

Total assets	¥195,766,083	¥193,499,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Notes 11 and 12):
Domestic offices:
Non-interest-bearing	¥14,693,953	¥15,023,660
Interest-bearing	94,807,696	95,802,559
Overseas offices:
Non-interest-bearing	2,132,110	2,212,386
Interest-bearing (including ¥4,235 million measured at fair value under fair value option at March 31, 2009) (Note 30)	17,606,369	15,292,447

Total deposits	129,240,128	128,331,052

Call money and funds purchased (Notes 11 and 13)	2,288,720	2,235,858
Payables under repurchase agreements (Note 11)	11,892,902	11,911,615
Payables under securities lending transactions (Note 11)	4,587,511	4,279,867
Due to trust account (Note 14)	1,461,006	1,796,846
Other short-term borrowings (including ¥3,755 million measured at fair value under fair value option at March 31, 2009) (Notes 11, 15 and 30)	6,016,893	7,867,378
Trading account liabilities (Notes 1 and 4)	7,961,578	9,492,561
Obligations to return securities received as collateral	5,094,993	2,708,800
Bank acceptances outstanding	71,003	59,144
Accrued interest	298,152	251,285
Long-term debt (including ¥532,641 million measured at fair value under fair value option at March 31, 2009) (Notes 11, 15 and 30)	13,675,250	13,273,288
Other liabilities (Notes 1, 10, 11, 16 and 17)	4,687,832	5,056,828

Total liabilities	187,275,968	187,264,522

Commitments and contingent liabilities (Notes 24 and 26)
Shareholders’ equity (Note 21):
Capital stock (Notes 18 and 19):
Preferred stock—aggregate liquidation preference of ¥336,801 million in 2008 and ¥640,001 million in 2009, with no stated value	247,100	442,100
Common stock—authorized, 33,000,000,000 shares; issued, 10,861,643,790 shares in 2008 and 11,648,360,720 shares in 2009, with no stated value	1,084,708	1,127,552
Capital surplus (Note 19)	5,791,300	6,095,820
Retained earnings (Accumulated deficit) (Notes 20 and 34):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings (Accumulated deficit)	935,309	(845,778)
Accumulated other changes in equity from nonowner sources, net of taxes	919,420	(813,695)
Treasury stock, at cost—503,153,835 common shares in 2008 and 9,080,212 common shares in 2009	(727,293)	(10,675)

Total shareholders’ equity	8,490,115	6,234,895

Total liabilities and shareholders’ equity	¥195,766,083	¥193,499,417

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	2007	2008	2009
	(in millions)
Interest income:
Loans, including fees (Note 6)	¥2,647,503	¥2,790,505	¥2,558,361
Deposits in other banks	251,034	258,544	124,832
Investment securities:
Interest	641,705	771,763	309,835
Dividends	113,096	127,076	163,492
Trading account assets	99,918	110,348	460,534
Call loans and funds sold	26,546	24,969	15,010
Receivables under resale agreements and securities borrowing transactions	135,927	283,606	263,730

Total	3,915,729	4,366,811	3,895,794

Interest expense:
Deposits	835,899	1,093,956	736,456
Call money and funds purchased	27,870	45,180	24,973
Payables under repurchase agreements and securities lending transactions	256,282	402,077	349,903
Due to trust account	5,863	8,014	6,843
Other short-term borrowings and trading account liabilities	175,245	206,363	170,524
Long-term debt	284,804	331,504	310,690

Total	1,585,963	2,087,094	1,599,389

Net interest income	2,329,766	2,279,717	2,296,405
Provision for credit losses (Notes 6 and 7)	358,603	385,740	626,947

Net interest income after provision for credit losses	1,971,163	1,893,977	1,669,458

Non-interest income:
Fees and commissions (Note 27)	1,407,193	1,317,047	1,188,512
Foreign exchange gains (losses)—net (Note 4)	(162,005)	1,295,933	(206,153)
Trading account profits (losses)—net (Note 4)	404,813	398,396	(257,807)
Investment securities gains (losses)—net (Note 5)	238,277	(1,373,072)	(658,679)
Equity in losses of equity method investees	(56,879)	(34,485)	(60,051)
Gains on sales of loans (Note 6)	23,093	11,789	6,401
Other non-interest income	93,444	162,506	162,876

Total	1,947,936	1,778,114	175,099

Non-interest expense:
Salaries and employee benefits (Note 16)	862,401	909,771	873,371
Occupancy expenses—net (Notes 8 and 26)	179,342	173,183	171,902
Fees and commission expenses	237,979	218,088	209,750
Outsourcing expenses, including data processing	267,921	248,265	267,790
Depreciation of premises and equipment (Note 8)	118,940	179,567	132,121
Amortization of intangible assets (Note 9)	264,930	252,890	278,241
Impairment of intangible assets (Note 9)	184,760	78,679	126,885
Insurance premiums, including deposit insurance	112,773	112,444	113,803
Minority interest in income (loss) of consolidated subsidiaries	16,915	39,400	(36,259)
Communications	62,209	65,286	62,943
Taxes and public charges	79,683	83,439	85,743
Provision for repayment of excess interest (Note 26)	106,245	2,826	47,865
Impairment of goodwill (Note 9)	—	893,721	845,842
Other non-interest expenses	290,070	402,177	392,528

Total	2,784,168	3,659,736	3,572,525

Income (loss) from continuing operations before income tax expense (benefit)	1,134,931	12,355	(1,727,968)
Income tax expense (benefit) (Note 10)	552,826	553,045	(259,928)

Income (loss) from continuing operations	582,105	(540,690)	(1,468,040)
Loss from discontinued operations—net (Note 2)	(817)	(1,746)	—

Net income (loss)	¥581,288	¥(542,436)	¥(1,468,040)

Income allocable to preferred shareholders:
Cash dividends paid	¥13,629	¥6,669	¥6,399
Beneficial conversion feature (Note 18)	267,432	7,909	9,478
Income allocable to preferred shareholders of Mitsubishi UFJ NICOS Co., Ltd. :
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 3)	—	—	7,676

Net income (loss) available to common shareholders	¥300,227	¥(557,014)	¥(1,491,593)

	(in Yen)
Earnings (loss) per share (Notes 20 and 22):
Basic earnings (loss) per common share—income (loss) from continuing operations available to common shareholders	¥29.94	¥(53.88)	¥(137.84)
Basic earnings (loss) per common share—net income (loss) available to common shareholders	29.86	(54.05)	(137.84)
Diluted earnings (loss) per common share—income (loss) from continuing operations available to common shareholders	29.76	(53.88)	(137.84)
Diluted earnings (loss) per common share—net income (loss) available to common shareholders	29.68	(54.05)	(137.84)

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2007:
Net income			¥581,288

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	¥764,721	¥(308,419)	456,302
Reclassification adjustment for gains included in net income	(247,921)	100,767	(147,154)

Total	516,800	(207,652)	309,148

Net unrealized losses on derivatives qualifying for cash flow hedges	(3,161)	1,214	(1,947)
Reclassification adjustment for losses included in net income	2,762	(1,056)	1,706

Total	(399)	158	(241)

Minimum pension liability adjustments	(2,563)	1,019	(1,544)

Foreign currency translation adjustments	32,537	(626)	31,911
Reclassification adjustment for gains included in net income	(6,420)	283	(6,137)

Total	26,117	(343)	25,774

Total changes in equity from nonowner sources			¥914,425

Fiscal year ended March 31, 2008:
Net loss			¥(542,436)

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities available for sale	¥(3,640,989)	¥1,476,878	(2,164,111)
Reclassification adjustment for losses included in net loss	1,384,037	(561,877)	822,160

Total	(2,256,952)	915,001	(1,341,951)

Net unrealized gains on derivatives qualifying for cash flow hedges	2,327	(805)	1,522
Reclassification adjustment for losses included in net loss	2,018	(867)	1,151

Total	4,345	(1,672)	2,673

Pension liability adjustments	(66,009)	26,800	(39,209)
Reclassification adjustment for gains included in net loss	(17,168)	6,449	(10,719)

Total	(83,177)	33,249	(49,928)

Foreign currency translation adjustments	(115,347)	30,985	(84,362)
Reclassification adjustment for losses included in net loss	162	690	852

Total	(115,185)	31,675	(83,510)

Total changes in equity from nonowner sources			¥(2,015,152)

Fiscal year ended March 31, 2009:
Net loss			¥(1,468,040)

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities available for sale	¥(2,070,470)	¥840,721	(1,229,749)
Reclassification adjustment for losses included in net loss	624,355	(252,940)	371,415

Total	(1,446,115)	587,781	(858,334)

Net unrealized gains on derivatives qualifying for cash flow hedges	15,300	(6,132)	9,168
Reclassification adjustment for gains included in net loss	(7,303)	2,878	(4,425)

Total	7,997	(3,254)	4,743

Pension liability adjustments	(720,944)	288,984	(431,960)
Reclassification adjustment for gains included in net loss	(9,428)	3,645	(5,783)

Total	(730,372)	292,629	(437,743)

Foreign currency translation adjustments	(316,123)	16,927	(299,196)
Reclassification adjustment for losses included in net loss	11,101	(1,962)	9,139

Total	(305,022)	14,965	(290,057)

Total changes in equity from nonowner sources			¥(3,049,431)

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	2007	2008	2009
	(in millions)
Preferred stock (Note 18):
Balance at beginning of fiscal year	¥247,100	¥247,100	¥247,100
Issuance of new shares of Class 5 preferred stock	—	—	195,000

Balance at end of fiscal year	¥247,100	¥247,100	¥442,100

Common stock (Note 19):
Balance at beginning of fiscal year	¥1,084,708	¥1,084,708	¥1,084,708
Issuance of new shares of common stock	—	—	42,844

Balance at end of fiscal year	¥1,084,708	¥1,084,708	¥1,127,552

Capital surplus (Note 19):
Balance at beginning of fiscal year	¥5,566,894	¥5,834,529	¥5,791,300
Losses on exchange of shares of treasury stock for shares of Mitsubishi UFJ Securities Co., Ltd. (Note 3)	—	(56,134)	—
Gains on induced conversion of shares of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 3)	—	—	71,103
Beneficial conversion feature of preferred stock (Note 18)	267,432	7,909	9,478
Stock-based compensation expense (Note 31)	3,257	5,747	14,418
Stock option and other share based compensation payouts as a result of UnionBanCal Corporation’s privatization (Note 31)	—	—	(21,063)
Losses on sales of shares of treasury stock, net of taxes	(1,048)	(456)	(7,500)
Impact of SFAS No. 123R implementation of UnionBanCal Corporation (Note 31)	(1,468)	—	—
Issuance of new shares of Class 5 preferred stock (Note 18)	—	—	194,183
Issuance of new shares of common stock and sale of treasury stock (Note 19)	—	—	43,906
Other—net	(538)	(295)	(5)

Balance at end of fiscal year	¥5,834,529	¥5,791,300	¥6,095,820

Retained earnings appropriated for legal reserve (Note 20):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571

Balance at end of fiscal year	¥239,571	¥239,571	¥239,571

Unappropriated retained earnings (Accumulated deficit) (Note 20):
Balance at beginning of fiscal year	¥1,424,634	¥1,636,803	¥935,309
Net income (loss)	581,288	(542,436)	(1,468,040)
Cash dividends:
Common stock—¥9.00 in 2007, ¥13.00 in 2008 and ¥14.00 in 2009 per share	(89,526)	(134,664)	(146,937)
Preferred stock (Class 3)—¥60.00 in 2007, in 2008 and in 2009 per share	(6,000)	(6,000)	(6,000)
Preferred stock (Class 8)—¥23.85 in 2007, ¥15.90 in 2008 and ¥7.95 in 2009 per share	(570)	(282)	(140)
Preferred stock (Class 9)—¥18.60 in 2007 per share	(1,482)	—	—
Preferred stock (Class 10)—¥19.40 in 2007 per share	(2,910)	—	—
Preferred stock (Class 12)—¥17.25 in 2007 and ¥11.50 in 2008 and in 2009 per share	(2,667)	(387)	(259)
Beneficial conversion feature of preferred stock (Note 18)	(267,432)	(7,909)	(9,478)
Impact of SFAS No. 123R implementation of UnionBanCal Corporation (Note 31)	1,468	—	—
FIN No. 48 adjustment (Note 1)	—	(4,091)	—
FSP SFAS No. 13-2 adjustment (Note 1)	—	(5,725)	—
Losses on exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 3)	—	—	(47,507)
Losses on sales of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 3)	—	—	(35,966)
Losses on sales of shares of treasury stock	—	—	(119,223)
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 3)	—	—	(7,676)
SFAS No. 158 adjustment (Note 1)	—	—	(132)
SFAS No. 157 adjustment (Note 1)	—	—	27,317
SFAS No. 159 adjustment (Note 1)	—	—	32,979
Other	—	—	(25)

Balance at end of fiscal year (Note 34)	¥1,636,803	¥935,309	¥(845,778)

Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities available for sale (Note 5):
Balance at beginning of fiscal year	¥2,006,500	¥2,315,648	¥973,697
Net change during the fiscal year	309,148	(1,341,951)	(858,334)
SFAS No. 159 adjustment (Note 1)	—	—	(20,150)

Balance at end of fiscal year	¥2,315,648	¥973,697	¥95,213

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges (Note 23):
Balance at beginning of fiscal year	¥(668)	¥(909)	¥1,764
Net change during the fiscal year	(241)	2,673	4,743

Balance at end of fiscal year	¥(909)	¥1,764	¥6,507

Minimum pension liability adjustments (Note 16):
Balance at beginning of fiscal year	¥(4,464)	¥—	¥—
Net change during the fiscal year	(1,544)	—	—
Adjustments to initially apply SFAS No. 158 (Note 1)	6,008	—	—

Balance at end of fiscal year	¥—	¥—	¥—

Pension liability adjustments (Note 16):
Balance at beginning of fiscal year	¥—	¥172,776	¥122,848
Net change during the fiscal year	—	(49,928)	(437,743)
Adjustments to initially apply SFAS No. 158 (Note 1)	172,776	—	—
SFAS No. 158 adjustment (Note 1)	—	—	(131,574)

Balance at end of fiscal year	¥172,776	¥122,848	¥(446,469)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(121,153)	¥(95,379)	¥(178,889)
Net change during the fiscal year	25,774	(83,510)	(290,057)

Balance at end of fiscal year	¥(95,379)	¥(178,889)	¥(468,946)

Balance at end of fiscal year	¥2,392,136	¥919,420	¥(813,695)

Treasury stock:
Balance at beginning of fiscal year	¥(774,969)	¥(1,001,535)	¥(727,293)
Purchases of shares of treasury stock (Note 19)	(292,200)	(151,365)	(2,919)
Sales of shares of treasury stock	65,627	1,779	537,542
Exchange of shares of treasury stock for shares of Mitsubishi UFJ Securities Co., Ltd. (Note 3)	—	425,530	—
Net decrease (increase) resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	7	(1,702)	(2,883)
Exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 3)	—	—	184,878

Balance at end of fiscal year	¥(1,001,535)	¥(727,293)	¥(10,675)

Total shareholders’ equity	¥10,433,312	¥8,490,115	¥6,234,895

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	2007	2008	2009
	(in millions)
Cash flows from operating activities:
Net income (loss)	¥581,288	¥(542,436)	¥(1,468,040)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss from discontinued operations—net (Note 2)	817	1,746	—
Depreciation and amortization	383,870	432,457	410,362
Impairment of goodwill (Note 9)	—	893,721	845,842
Impairment of intangible assets (Note 9)	184,760	78,679	126,885
Provision for credit losses	358,603	385,740	626,947
Investment securities losses (gains)—net	(238,277)	1,373,072	658,679
Foreign exchange losses (gains)—net	(3,908)	(1,544,073)	983,290
Equity in losses of equity method investees	56,879	34,485	60,051
Provision for deferred income tax expense (benefit)	434,993	446,253	(401,367)
Decrease (increase) in trading account assets, excluding foreign exchange contracts (Note 1)	302,006	(3,996,790)	(4,334,635)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts (Note 1)	(978,508)	2,904,153	1,541,797
Decrease (increase) in accrued interest receivable and other receivables	157,769	(79,266)	37,407
Increase (decrease) in accrued interest payable and other payables	127,769	90,984	(76,143)
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	116,933	(17,843)	103,164
Increase (decrease) in allowance for repayment of excess interest (Note 26)	92,741	(22,290)	(3,316)
Net decrease (increase) in collaterals for derivative transactions	46,964	82,720	(414,933)
Other—net	(61,687)	(138,105)	163,507

Net cash provided by (used in) operating activities	1,563,012	383,207	(1,140,503)

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale (including proceeds from securities under fair value option for the fiscal year ended March 31, 2009) (Note 5)	36,262,585	51,204,443	76,089,849
Proceeds from maturities of investment securities available for sale (including proceeds from securities under fair value option for the fiscal year ended March 31, 2009) (Note 5)	28,187,867	26,300,910	29,796,236
Purchases of investment securities available for sale (including purchases of securities under fair value option for the fiscal year ended March 31, 2009) (Note 5)	(63,170,653)	(74,640,265)	(114,572,826)
Proceeds from maturities of investment securities being held to maturity	47,334	543,799	1,497,026
Purchases of investment securities being held to maturity	(623,171)	(354,008)	(296,772)
Proceeds from sales of other investment securities	255,743	153,436	37,773
Purchases of common stock investment in ACOM CO., LTD., an affiliated company of MUFG	—	—	(152,971)
Purchases of other investment securities	(119,626)	(78,352)	(958,616)
Net decrease (increase) in loans	410,203	(5,942,696)	(6,266,505)
Net decrease (increase) in interest-earning deposits in other banks	462,314	(806,005)	2,264,774
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(3,912,447)	(4,071,034)	4,556,274
Proceeds from sales of premises and equipment	23,728	71,671	36,269
Capital expenditures for premises and equipment	(119,024)	(187,745)	(154,607)
Purchases of intangible assets	(184,205)	(231,300)	(191,834)
Proceeds from sales of consolidated VIEs and subsidiaries—net	41,243	117,626	110,010
Other—net	(53,964)	86,391	(60,111)

Net cash used in investing activities	(2,492,073)	(7,833,129)	(8,266,031)

Cash flows from financing activities:
Net increase (decrease) in deposits	(889,962)	5,472,395	2,619,867
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	4,016,307	3,731,613	2,621,516
Net increase (decrease) in due to trust account	(886,416)	(78,967)	335,840
Net increase (decrease) in other short-term borrowings	(4,847,764)	202,589	2,566,975
Proceeds from issuance of long-term debt	3,254,073	2,344,448	2,876,261
Repayment of long-term debt	(2,661,783)	(2,662,527)	(2,752,600)
Proceeds from issuance of common stock, net of stock issue expenses	—	—	280,460
Proceeds from issuance of new shares of preferred stock, net of stock issue expenses	—	—	388,623
Payments for redemption of preferred stock issued by a subsidiary	(120,000)	—	—
Proceeds from sales of treasury stock	64,041	1,173	187,147
Payments to acquire treasury stock (Note 19)	(292,182)	(151,365)	(2,697)
Dividends paid	(103,047)	(141,159)	(153,217)
Dividends paid to minority interests	(23,584)	(22,990)	(16,429)
Payments related to privatization of UnionBanCal Corporation (Note 3) (Note 31)	—	—	(410,373)
Other—net	(5,764)	28,174	(54,326)

Net cash provided by (used in) financing activities	(2,496,081)	8,723,384	8,487,047

Effect of exchange rate changes on cash and cash equivalents	25,458	(32,435)	(99,951)

Net increase (decrease) in cash and cash equivalents	(3,399,684)	1,241,027	(1,019,438)

Cash and cash equivalents at beginning of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥14,069 million in 2007, ¥2,194 million in 2008 and nil in 2009)	6,249,347	2,849,663	4,090,690

Cash and cash equivalents at end of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥2,194 million in 2007, nil in 2008 and 2009)	¥2,849,663	¥4,090,690	¥3,071,252

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥1,547,702	¥2,055,790	¥1,643,730
Income taxes, net of refunds	3,864	145,806	38,275
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	35,942	18,739	5,408
Acquisition of minority interests in Mitsubishi UFJ Securities Co., Ltd. in exchange for treasury stock (Note 3)	—	369,588	—
Acquisition of minority interests in Mitsubishi UFJ NICOS Co., Ltd. in exchange for treasury stock (Note 3)	—	—	131,445
Transfer to securities from loans resulting from securitizations (Note 6)	—	—	60,671
Transfer to trading account assets from investment securities available for sale (Note 30)	—	—	10,448,079
Transfer to investment securities being held to maturity from trading account assets (Note 5)	—	—	1,053,029
Union Bank's term borrowing issued in its fiscal year ended December 31, 2008, but settled on January 2, 2009	—	—	91,030

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Co., Ltd. (“MUS”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provides related services to individual and corporate customers. See Note 28 for more information by business segment.

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

Fiscal periods of certain subsidiaries, which end on or after December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2007, 2008 and 2009, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal periods ended on or after December 31, would have resulted in a decrease of ¥0.20 billion to net income, an increase of ¥14.02 billion to net loss and an increase of ¥2.42 billion to net loss, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2007, 2008 and 2009 which, if recorded, would have had material effects to consolidated total assets, loans, total liabilities, deposits or total shareholders’ equity as of March 31, 2007, 2008 and 2009.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to management judgment primarily relate to the allowance for credit losses on loans and off-balance-sheet credit instruments, valuation allowances of deferred tax assets, tax reserves, valuation of financial instruments, goodwill, intangible assets, investment securities and accrued severance indemnities and pension liabilities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The consolidated financial statements include the accounts of MUFG and its subsidiaries over which control is exercised through either majority ownership of voting stock and/or other means, including, but not limited to, the possession of the power to direct or cause the direction of management and policies of entities. In situations in which the MUFG Group has less than 100% but greater than 50% of ownership in entities, such entities are consolidated and minority interests are also recorded in Other liabilities. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the MUFG Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The MUFG Group’s equity interest in the earnings of these equity investees and gains or losses realized on disposition of such investments are reported in Equity in earnings (losses) of equity method investees.

Variable interest entities are consolidated when the MUFG Group has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. See Note 25 for the details of variable interest entities.

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

Foreign currency-denominated assets and liabilities are translated into the functional currencies of the individual entities included in consolidation at the respective fiscal year-end foreign exchange rates. Foreign currency-denominated income and expenses are translated using average rates of exchange for the respective fiscal periods. Gains and losses from such translation are included in Foreign exchange gains (losses)—net, as appropriate.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Trading Account Securities—Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value on the consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized currently in Trading account profits (losses)—net, as appropriate. The MUFG Group has elected fair value option accounting for certain foreign securities under SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.” See Note 30 for a further discussion of fair value option accounting.

Investment Securities—Debt securities for which the MUFG Group has both the ability and positive intent to hold to maturity are classified as Securities being held to maturity and carried at amortized cost. Debt securities that the MUFG Group may not hold to maturity and marketable equity securities, other than those classified as Trading account securities, are classified as Securities available-for-sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within accumulated other changes in equity from nonowner sources, which is a component of shareholders’ equity. Other investment securities include nonmarketable equity securities carried at their acquisition costs, and also securities held by subsidiaries that are investment companies or brokers and dealers in securities. Such securities held by those subsidiaries are not within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and are subject to the specialized industry accounting principles in American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guides for “Investment Companies” and “Brokers and Dealers in Securities” (the “AICPA Guides”) applicable for those subsidiaries. Securities of those subsidiaries are carried at their fair values.

Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities gains (losses)—net in the consolidated statements of operations. In determining other than temporary declines in fair value to be recognized as an impairment loss on investment securities, the MUFG Group generally considers factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value, the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed. See Note 5 for a further discussion of other-than-temporary impairment. Interest and dividends on investment securities are reported in Interest income. Dividends are recognized when the shareholder right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

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

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities. Prior to the adoption of SFAS No. 157, “Fair Value Measurements,” the MUFG Group deferred trade date gains or losses on derivatives where the fair values of those derivatives were not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique which incorporated observable market data. See Accounting Changes—Fair Value Measurements for details related to adoption of SFAS No. 157. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a gross basis. See Accounting Changes—Netting of Cash Collateral against Derivative Exposures for further information. Changes in the fair value of such contracts are recognized currently in Foreign exchange gains (losses)—net with respect to foreign exchange contracts and in Trading account profits (losses)—net with respect to interest rate contracts and other types of contracts.

Embedded features that are not clearly and closely related to the host contracts and meet the definition of derivatives are separated from the host contracts and measured at fair value unless the contracts embedding the derivatives are measured at fair value in their entirety.

Derivatives are also used to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Certain of those derivatives are designated by the MUFG Group and qualify for hedge accounting. A derivative is designated as a hedging instrument at the inception of each such hedge relationship and the MUFG Group documents, for such individual hedging relationships, the risk management objective and strategy, including identifying the item being hedged, identifying the specific risk being hedged and the method used to assess the hedge’s effectiveness. In order for a hedging relationship to qualify for hedge accounting, the changes in the fair value of the derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows of the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a gross basis. See Accounting Changes—Netting of Cash Collateral against Derivative Exposures for further information. For fair value hedges of interest-bearing assets or liabilities, the change in the fair value of the hedged item and the hedging instruments is recognized in net interest income to the extent that it is effective. For all other fair value hedges, the change in the fair value of the hedged item and change in fair value of the derivative are recognized in non-interest income or expense. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in accumulated other changes in equity from nonowner sources. Amounts realized on cash flow hedges related to variable rate loans are recognized in net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions, if any, is recognized in non-interest income or expense in the period when the forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment of hedge effectiveness are recognized in non-interest income or expense.

Loans—Loans originated by the MUFG Group (“originated loans”) are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Originated loans

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using the method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the contractual lives of the loans using a method that approximates the interest method when such purchased loans are outside the scope of Statement of Position (“SOP”) 03-3 issued by the AICPA, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” as described below.

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

Loan Securitization—The MUFG Group securitizes and services commercial and industrial loans in the normal course of business. The MUFG Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. Interests in loans sold through a securitization accounted for as a sale may be retained in the form of subordinated tranches or beneficial interests. These retained interests are primarily

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recorded in Securities available for sale. The previous carrying amount of the loans involved in the transfer is allocated between the loans sold and the retained interests based on their relative fair values at the date of the securitization. Since quoted market prices are generally not available, the MUFG Group usually estimates fair value of these retained interests based on the present value of future expected cash flows by using modeling techniques that involve management’s best estimates of key assumptions, which may include default rates, recovery rates, and discount rates. See Accounting Changes—Fair Value Measurements and Note 30 for details of fair value measurements after adoption of SFAS No. 157.

Allowance for Credit Losses—The MUFG Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are deducted from the allowance for credit losses, as net charge-offs, generally based on detailed loan reviews and a credit assessment by management at each balance sheet date. The MUFG Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. The provision for credit losses, which is a charge against earnings, is added to bring the allowance to a level which, in management’s opinion, is adequate to absorb probable losses inherent in the credit portfolio.

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

The credit loss allowance for individual customers represents the impairment allowance determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” The MUFG Group measures the impairment of a loan, based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or on the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent, when it is probable that the MUFG Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. For certain subsidiaries, some impaired loans are aggregated for the purpose of measuring impairment using historical loss factors. Generally, the MUFG Group’s impaired loans include nonaccrual loans, restructured loans and other loans specifically identified as impaired.

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

The formula allowance is calculated for groups of loans collectively evaluated for impairment that cannot be attributed to specific loans by applying loss factors to outstanding substandard, special mention and unclassified loans. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment. In determining the formula allowance, the MUFG Group, therefore, relies on a statistical analysis that

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

incorporates historical loss factor percentages of total loans outstanding. Corresponding to the periodic impairment identification and self-assessment process, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date. The results of such back-testing are evaluated by management to determine whether the manner and level of formula allowance needs to be changed in subsequent years.

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

Allowance for Off-Balance-Sheet Credit Instruments—The MUFG Group maintains an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is recorded as a liability in Other liabilities. The MUFG Group adopts the same methodology used in determining the allowance for loan credit losses. Potential credit losses related to derivatives are considered in the fair valuation of the derivatives.

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

Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	3 to 10	Straight-line
Core deposit intangibles	5 to 18	Declining-balance
Customer relationships	12 to 27	Declining-balance
Trade names	5 to 40	Straight-line

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

Accrued Severance and Pension Liabilities—The MUFG Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans. The liabilities related to these plans are computed and recognized based on actuarial computations. Net actuarial gains and losses that arise from differences between actual experiences and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. Prior to the adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”), an excess of the accumulated benefit obligation over the plan assets was

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognized in the consolidated balance sheets as the minimum liability, and a corresponding intangible assets was recognized up to the amount equal to the total of unrecognized prior service cost and unrecognized net obligation at transition. To the extent that the minimum liability exceeds the intangible asset, it was recognized in accumulated other changes in equity from nonowner sources. The costs of the plans, based on actuarial computations of current and future employee benefits, were charged to Salaries and employee benefits.

The MUFG Group adopted the recognition provisions of SFAS No. 158 as of March 31, 2007 and the measurement date provisions of SFAS No. 158 as of April 1, 2008. See Accounting Changes—Defined Benefit Pension and Other Postretirement Plans and Note 16 for further information.

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

Fees and Commissions—Revenue recognition of major components of fees and commissions is as follows:

•

Fees on funds transfer and collection services, service charges on deposit accounts, fees and commissions on securities business, fees on real estate business, insurance commissions, fees and commissions on stock transfer agency services, fees on investment funds business, and fees and commissions from other services are generally recognized as revenue when the related services are performed or recognized over the period that the service is provided.

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

Free Distributions of Common Shares—As permitted by the Company Law, Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a “stock split” as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus accounts. Common shares distributed are recorded as shares issued on the distribution date. See Note 19 for further information.

Earnings (Loss) per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common shares and is computed by dividing income available to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 22 for the computation of basic and diluted EPS.

Treasury Stock—The MUFG Group presents its treasury stock, including shares of MUFG owned by its subsidiaries and affiliated companies, as a reduction of shareholders’ equity on the consolidated balance sheets at cost and accounts for treasury stock transactions under an average cost method. Gains (losses) on sales of the treasury stock are charged to capital surplus, and unappropriated retained earnings, pursuant to the provision of Accounting Principles Board (“APB”) Opinion No. 6, “Status of Accounting Research Bulletins.”

Comprehensive Income (Loss)—The MUFG Group’s comprehensive income (loss) includes net income (loss) and other changes in equity from nonowner sources. All changes in unrealized gains and losses on investment securities available-for-sale, unrealized gains and losses on derivatives qualifying for cash flow hedges, pension liability adjustments and foreign currency translation adjustments constitute the MUFG Group’s changes in equity from nonowner sources and are presented, with related income tax effects, in the consolidated statements of changes in equity from nonowner sources.

Stock-Based Compensation—MUFG and certain of its subsidiaries have stock-based compensation plans. The MUFG Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) on April 1, 2006 under the modified prospective method, which resulted in a decrease in income from continuing operations before income tax expense of ¥1,969 million and a decrease in income from continuing operations, net of taxes, of ¥1,026 million for the fiscal year ended March 31, 2007, which includes estimated forfeitures for restricted stock and the amortization of compensation costs related to unvested stock options. The corresponding impact on both basic and diluted earnings per share was a reduction of ¥0.10 per share for the fiscal year ended March 31, 2007. Subsequent to adoption of SFAS No. 123R, stock-based compensation expenses were recognized based on the grant-date fair value of share based compensation plans over the period during which an employee is required to provide service in exchange for the plans. See Accounting Changes—Share-Based Payment and Note 31 for further discussion of the adoption of SFAS No. 123R and stock-based compensation plans.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Split

Effective September 30, 2007, MUFG declared a stock split whereby each common and preferred share was split into 1,000 common and preferred shares. As a result, the number of shares and per share information have been retroactively adjusted.

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal years ended March 31, 2007 and 2008 to conform to the presentation for the fiscal year ended March 31, 2009.

These reclassifications and format changes include the presentation of “Net decrease (increase) in collaterals for derivative transactions” as a separate line item in the consolidated statements of cash flows.

The MUFG Group’s total assets and liabilities have increased significantly, for all financial statements presented, due to the retrospective adoption of an FASB Staff Position (“FSP”) on FASB Interpretation (“FIN”) No. 39, “Amendment of FASB Interpretation No. 39” (“FSP FIN No. 39-1”). See Accounting Changes—Netting of Cash Collateral against Derivative Exposures for further information.

These reclassifications and format changes did not result in a change to previously reported net loss or shareholders’ equity.

Change in Accounting Estimates

MUFG and its domestic subsidiaries have reviewed the salvage values of premises and equipment and decided to change the estimated salvage values of these assets to ¥1 during the fiscal year ended March 31, 2008. Under the provision of SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” a change in salvage values of depreciable assets is treated as a change in accounting estimate. The effect of this change has been reflected on a prospective basis beginning April 1, 2007. This change had an adverse impact on income from continuing operations before income tax expense and net loss of ¥53 billion and ¥31 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥3.04 per share for the fiscal year ended March 31, 2008.

The MUFG Group periodically updates underlying assumptions to make a current estimate of allowance for credit losses. During the fiscal year ended March 31, 2008, in addition to such routine update of estimates to reflect current conditions, BTMU adopted an advanced estimation to determine appropriate level of formula allowance, which is estimated based primarily on the default ratio and recoverable ratio. Previously, recoverable ratio was computed from the major cases of a default event such as legal bankruptcy. During the fiscal year ended March 31, 2008, BTMU began incorporating other credit events for its recoverable ratio to better reflect broader cases of default. In addition, BTMU made an adjustment for the impact of heterogeneous size of borrowers among its loan portfolio to estimate the appropriate level of the formula allowance for the fiscal year ended March 31, 2008. Since the default ratio is statistically computed by counting one credit event as one regardless of the size of borrowers, BTMU commenced making an additional reserve by looking to monetary level of past defaults in addition to the number of defaults. Similarly, during the fiscal year ended March 31, 2009, MUTB adopted an advanced estimation to determine appropriate level of formula allowance, which is estimated based primarily on the default ratio and recoverable ratio. Previously, recoverable ratio was computed according to the amount of the secured part of loan or appraisal of the collateral, which was discounted by a

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

certain rate. Due to the accumulation of the historical data, MUTB has begun incorporating the historical recovery data of unsecured portion of loan and of the respective collaterals for its respective recoverable ratios since the fiscal year ended March 31, 2009. For the fiscal year ended March 31, 2008, the effect from those changes had a positive impact on income from continuing operations before income tax expense and net loss of ¥45 billion and ¥27 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥2.60 per share. For the fiscal year ended March 31, 2009, the effect from those changes had a positive impact on loss from continuing operations before income tax benefit and net loss of ¥104 billion and ¥62 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥5.69 per share.

The MUFG Group observed that the market for collateralized loan obligations (“CLOs”) backed by general corporate loans became significantly inactive compared with normal market activity due to the reduction in liquidity of certain debt securities resulting from the global financial market instability in the second half of the fiscal year ended March 31, 2009. Under such circumstances, the MUFG Group concluded that the unadjusted non-binding quotes from broker-dealers became less reflective of the fair value as defined by SFAS No. 157 with respect to the CLOs backed by general corporate loans. Consequently, the MUFG Group changed the valuation method for estimating the fair value of such CLOs from the method adopting unadjusted quotes from independent broker-dealers to the estimation method by weighting the internal model prices and the non-binding broker-dealer quotes during the second half of the fiscal year ended March 31, 2009. This change in valuation method was treated as a change in accounting estimate and has been accounted for prospectively. This change in valuation method had a positive impact on loss from continuing operations before income tax benefit and net loss of ¥ 251 billion and ¥ 149 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥ 13.77 per share for the fiscal year ended March 31, 2009. This change also had a positive impact on the ending balance of the accumulated other changes in equity from nonowner sources, net of taxes, of ¥ 38 billion at March 31, 2009. See Note 30 for the details of the valuation method.

Accounting Changes

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 158. SFAS No. 158 requires entities to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement plans in its consolidated statement of financial position and recognize changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in comprehensive income. SFAS No. 158 also clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s fiscal year-end statement of financial position. The requirement to recognize the funded status as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2008.

The MUFG Group adopted the recognition provisions of SFAS No. 158 as of March 31, 2007 which resulted in an increase in accumulated other changes in equity from nonowner sources of ¥178,784 million, net of taxes, and had no impact on how the MUFG Group determined its net periodic benefit costs.

The MUFG Group adopted the measurement date provisions of SFAS No. 158 on April 1, 2008 which changed the measurement date for plan assets and benefit obligations of BTMU and some of its domestic subsidiaries from December 31 to March 31 by using an approach that remeasured plan assets and benefit obligations as of March 31, 2008. The MUFG Group recognized ¥411 million in gains on settlement during the period from January 1, 2008 to March 31, 2008 and recorded a decrease in the beginning balance of retained earnings as of April 1, 2008 by ¥132 million, net of taxes, and a decrease in the beginning balance of accumulated other changes in equity from nonowner sources as of April 1, 2008 by ¥131,574 million, net of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

taxes, as a result of adopting this provision. The impact on the beginning balance of accumulated other changes in equity from nonowner sources upon adoption of the measurement date provisions of SFAS No. 158 as of April 1, 2008 is mainly due to a decrease in the fair value of plan assets of ¥175,680 million and an increase in benefit obligations of ¥32,382 million, net of ¥4,333 million in settlements during the period from January 1, 2008 to March 31, 2008 recognized as lump-sum payments for the fiscal year ended March 31, 2008. The increase was caused by a decline in the discount rate from December 31, 2007 to March 31, 2008.

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

Leveraged Leases—In July 2006, the FASB issued an FSP on SFAS No. 13, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.” This FSP requires that if, during the lease term, the projected timing of the income tax cash flows generated by a leveraged lease is revised, the rate of return and the allocation of income shall be recalculated from the inception of the lease. At adoption, the cumulative effect of applying the provisions of this FSP shall be reported as an adjustment to the beginning balance of retained earnings as of the beginning of the period in which it is adopted. This FSP is effective in fiscal years beginning after December 15, 2006. The MUFG Group adopted this FSP on April 1, 2007, which reduced the beginning balance of retained earnings by ¥5,725 million, net of taxes. The reduction to retained earnings at adoption will be recognized in interest income over the remaining terms of the affected leases as tax benefits are realized.

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. SFAS No. 157 shall be applied prospectively, except for the provisions related to block discounts, and existing derivative and hybrid financial instruments measured at fair value under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as modified by SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, using the transaction price in accordance with the guidance in the FASB Emerging Issues Task Force (the “EITF”) Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” SFAS No. 157 nullifies the guidance in EITF Issue No. 02-3 which requires the deferral of trade date gains or losses on derivatives where the fair value of those derivatives were not obtained from a

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. SFAS No. 157 also precludes the use of a blockage factor when measuring financial instruments traded in an active market at fair value and requires consideration of nonperformance risk when measuring liabilities at fair value. Effective April 1, 2008, the MUFG Group adopted SFAS No. 157. Upon adoption of SFAS No. 157, the difference between the carrying amount and fair value of the derivatives measured using the guidance in EITF Issue No. 02-3 was recognized as a cumulative effect to the beginning balance of retained earnings as of April 1, 2008 in the amount of ¥27,317 million, net of taxes.

In February 2008, the FASB issued an FSP on SFAS No. 157, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP SFAS No. 157-1”) and an FSP on SFAS No. 157, “Effective Date of FASB Statement No. 157” (“FSP SFAS No. 157-2”). FSP SFAS No. 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, or SFAS No. 141R, “Business Combinations” (“SFAS No. 141R”), regardless of whether those assets and liabilities are related to leases. FSP SFAS No. 157-2 applies to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis and defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for those items. The MUFG Group adopted these FSPs on April 1, 2008 and applied SFAS No. 157 to all financial assets and liabilities measured and disclosed on a fair value basis, excluding the nonfinancial assets and liabilities as described in FSP SFAS No. 157-2. The nonrecurring nonfinancial assets and nonfinancial liabilities for which the MUFG Group has not applied the provisions of SFAS No. 157 include premises and equipment, intangible assets and goodwill measured at fair value for impairment.

In October 2008, the FASB issued an FSP on SFAS No. 157, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS No. 157-3”), to clarify how an entity would determine fair value in a market that is not active. FSP SFAS No. 157-3 was effective upon issuance. The adoption of FSP SFAS No. 157-3 did not have a material impact on the MUFG Group’s financial position and results of operations. See Note 30 for a further discussion of the adoption of SFAS No. 157.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159. SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. The MUFG Group adopted SFAS No. 159 on April 1, 2008. The MUFG Group elected the fair value option for foreign securities classified as available-for-sale held by BTMU and MUTB in the amount of ¥10,448,079 million, whose unrealized gains and losses were reported within accumulated other changes in equity from nonowner sources as of March 31, 2008. BTMU and MUTB economically manage, through their asset and liability management activities, risks associated with their foreign currency-denominated financial assets and liabilities related to fluctuation of foreign exchange rates. However, prior to the adoption of SFAS No. 159 for these securities, gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while gains and losses on translation of foreign currency-denominated financial liabilities were included in current earnings. The MUFG Group elected the fair value option for these securities to mitigate accounting mismatches related to fluctuations of foreign exchange rates. As a result of adopting the fair value option on these securities, MUFG recorded an increase in the beginning balance of retained earnings as of April 1, 2008 of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

¥20,150 million, net of taxes. In addition, the MUFG Group elected the fair value option for certain financial instruments held by MUS’s foreign subsidiaries, which increased the beginning balance of retained earnings as of April 1, 2008 of ¥12,829 million, net of taxes.

Netting of Cash Collateral against Derivative Exposures—In April 2007, the FASB staff issued FSP FIN No. 39-1. This FSP permits offsetting of fair value amounts recognized for the right to reclaim cash collateral (a receivable) or obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangements, and amends FIN No. 39 to replace the terms “conditional contracts” and “exchange contracts” with the term “derivative instruments”, as defined in SFAS No. 133. Upon adoption of this FSP, a reporting entity is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements, however, the effect of applying this FSP is required to be recognized as a change in accounting principle through retrospective application for all financial statements presented unless it is impracticable to do so. This FSP is effective for the fiscal year beginning after November 15, 2007. Effective April 1, 2008, the MUFG Group discontinued netting its derivative assets and liabilities under master netting agreements and present them on a gross basis. Cash collateral paid and cash collateral received continue to be presented on a gross basis. This change has significantly increased the MUFG Group’s total assets and liabilities retrospectively for all financial statements presented and is accounted for as a change in accounting principle. This change did not result in a change in previously reported total shareholders’ equity.

The effects of adoption of FSP FIN No. 39-1 on the MUFG Group’s March 31, 2008 consolidated balance sheet were as follows:

	March 31, 2008
	As previously reported	As adjusted
	(in millions)
Trading account assets	¥13,411,755	¥18,444,633
Other assets	5,447,892	5,449,311
Total assets	190,731,786	195,766,083
Trading account liabilities	2,927,411	7,961,578
Other liabilities	4,687,702	4,687,832
Total liabilities and shareholders’ equity	190,731,786	195,766,083

Accordingly, consolidated statements of cash flows were also adjusted for the fiscal year ended March 31, 2007 and 2008.

Income tax benefits on Share-Based Payment Awards—In June 2007, the EITF reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”), which was ratified by the FASB in June 2007. EITF 06-11 requires that realized tax benefits from dividends or dividend equivalents paid on equity-classified share-based payment awards that are charged to retained earnings should be recorded as an increase to additional paid-in capital and included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 is effective prospectively for the income tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The MUFG Group adopted EITF 06-11 on April 1, 2008, which had no material impact on its financial position and results of operations.

Hierarchy of GAAPs—In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” The main objective of SFAS No. 162 is to include the GAAP Hierarchy within

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the accounting literature established by the FASB rather than within AICPA’s Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” SFAS No. 162 is effective from November 15, 2008. Adoption of SFAS No. 162 had no material impact on the MUFG Group’s financial position and results of operations.

Disclosures about Credit Derivatives and Certain Guarantees—In September 2008, the FASB staff issued an FSP on SFAS No. 133 and FIN No. 45 “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (“FSP SFAS No. 133-1 and FIN No. 45-4”). This FSP amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to require sellers of credit derivatives to disclose additional information about its credit derivatives and hybrid instruments that have embedded credit derivatives. In addition, the FSP amends FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34,” and requires guarantors to additionally disclose the current status of the payment/performance risk of the guarantee so that the disclosure will provide similar information to the disclosure relating to credit derivatives and hybrid instruments that have embedded credit derivatives under SFAS No. 133, as amended by this FSP. This FSP is effective for the annual or interim reporting periods ending after November 15, 2008. The MUFG Group adopted this FSP on March 31, 2009, which had no material impact on its financial position and results of operations. See Notes 23 and 24 for additional disclosures provided upon adoption of this FSP.

Disclosure about Transfers of Financial Assets and Involvement with Variable Interest Entities—In December 2008, the FASB issued an FSP on SFAS No. 140 and FIN No. 46R, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP SFAS No. 140-4 and FIN No. 46R-8”). This FSP requires enhanced disclosures about continuing involvements with transferred financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. This FSP is effective prospectively for the first interim or annual reporting period ending after December 15, 2008, with disclosures of comparative information in period earlier than the effective date encouraged. The MUFG Group adopted this FSP on March 31, 2009, which had no material impact on its financial position and results of operations. See Note 6 and Note 25 for additional disclosures provided upon adoption of this FSP.

Impairment Guidance for Beneficial Interests—In January 2009, the FASB issued an FSP on EITF 99-20, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (“FSP EITF 99-20-1”). This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a transferor in a Securitized Financial Assets” (“EITF 99-20”). This FSP revises EITF 99-20’s impairment guidance for beneficial interests to make it consistent with the requirements of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” for determining whether an impairment of debt and equity securities has occurred. The SFAS No. 115 impairment model enables greater judgment to be exercised in determining whether an other than temporary impairment needs to be recorded. The impairment model previously provided for in EITF 99-20 limited management’s use of judgment in applying the impairment model. This FSP is effective prospectively for interim and annual reporting periods ending after December 15, 2008 with retrospective application prohibited. The MUFG Group adopted this FSP on March 31, 2009, which did not have a material impact on its financial position and results of operations.

Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements—In September 2006, the EITF reached a consensus on EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Arrangements.” This EITF requires that an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period is a postretirement benefit arrangement for which a liability must be recorded. The MUFG Group adopted this EITF on April 1, 2008, which did not have a material impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Investment Company Accounting—In June 2007, the AICPA issued SOP 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.” SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (the “AICPA Guide”). The statement also addresses whether the specialized industry accounting principles of the AICPA Guide should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity. In addition, in May 2007, the FASB staff issued an FSP on FIN No. 46R, “Application of FIN No. 46R to Investment Companies” (“FSP FIN No. 46R-7”), which amends FIN No. 46R, “Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51,” to make permanent the temporary deferral of the application of FIN No. 46R to entities within the scope of the revised audit guide under SOP 07-1. These new standards were expected to be effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. However, in February 2008, the FASB issued an FSP on SOP 07-1, “Effective Date of AICPA Statement of Position 07-1” (“FSP SOP 07-1-1”), to delay indefinitely the effective dates of SOP 07-1 and the application of FSP FIN No. 46R-7 in order to address implementation issues. For entities that have not yet adopted the provisions of SOP 07-1 and FSP FIN No. 46R-7, early adoption will not be permitted during the indefinite deferral.

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

Noncontrolling Interests—In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the parent in the consolidated financial statements within the equity section but separate from the parent’s equity. It also requires the following changes: (1) the amount of consolidated net income attributable to the parent and to the noncontrolling interest should be clearly identified and presented on the face of the consolidated statements of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

operations; (2) changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for as equity transactions; and (3) when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary should be measured at fair value. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with early adoption prohibited. The MUFG Group has not completed the study of what effect SFAS No. 160 will have on its financial position and results of operations.

Disclosure about Derivative Instruments and Hedging Activities—In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133.” SFAS No. 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The significant additional disclosures required by SFAS No. 161 include (1) a tabular summary of the fair values of derivative instruments and their gains and losses, (2) disclosure of credit-risk-related contingent features in order to provide more information regarding an entity’s liquidity from using derivatives, and (3) cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early application encouraged. It encourages but does not require comparative disclosures for earlier periods at initial adoption. SFAS No. 161 will only affect the MUFG Group’s disclosures of derivative instruments and related hedging activities, and will not affect its financial position and results of operations.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions—In February 2008, the FASB issued an FSP on SFAS No. 140, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP SFAS No. 140-3”). This FSP requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125” unless certain criteria are met. FSP SFAS No. 140-3 is effective for the fiscal years beginning on or after November 15, 2008, with early adoption prohibited. The MUFG Group has not completed the study of what effect FSP SFAS No. 140-3 will have on its financial position and results of operations.

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities—In June 2008, the FASB issued an FSP on EITF Issue No. 03-6, “Determining Whether Instruments Granted in a Share-Based Payment Transaction are Participating Securities” (“FSP EITF No. 03-6-1”). FSP EITF No. 03-6-1 concludes that unvested share-based payment awards which contain nonforfeitable rights to dividends should be considered equivalent to participating securities and included in the computation of EPS using the two-class method under SFAS No. 128, “Earnings Per Share.” FSP EITF No. 03-6-1 is effective retrospectively for the fiscal years beginning on or after December 15, 2008 with early adoption prohibited. The MUFG Group has not completed the study of what effect FSP EITF No. 03-6-1 will have on its financial position and results of operations.

Employers’ Disclosures and Postretirement Benefit Plan Assets—In December 2008, the FASB issued an FSP on SFAS No. 132R, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP SFAS No. 132R-1”). The FSP contains amendments to SFAS No. 132R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” that are intended to enhance the transparency surrounding the types of assets and associated risks in an employer’s defined benefit pension or other postretirement plan. This FSP expands the disclosures set forth in SFAS No. 132R by adding required disclosures about: (1) how investment allocation decisions are made by management, (2) major categories of plan assets, and (3) significant concentrations of risk. Additionally, the FSP requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS No. 157. The new disclosures are required to be included in financial statements for

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fiscal years ending after December 15, 2009 with early application permitted. This FSP only requires additional disclosures, and will not affect the MUFG Group’s financial position and results of operations.

Recognition and Presentation of Other-Than-Temporary Impairments—In April 2009, the FASB staff issued an FSP on SFAS No. 115 and SFAS No. 124, “Recognition and Presentation of Other-Than-Temporary Impairment” (“FSP SFAS No. 115-2 and SFAS No. 124-2”). This FSP amends the other-than-temporary impairment guidance for debt securities and improves the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP requires an entity to recognize an other-than-temporary impairment of a debt security if the entity has the intent to sell the debt security or if it is more likely than not the entity will be required to sell the debt security before recovery of its amortized cost basis. In addition, this FSP requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the debt security and if it is more likely than not that the entity will not required to sell the debt security before recovery of its amortized cost basis. This FSP also requires additional disclosures regarding the calculation of credit losses, as well as factors considered in reaching a conclusion that an investment is not other than temporarily impaired. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The MUFG Group has not completed the study of what effect this FSP will have on its financial position and results of operations.

Measurement of Fair Value in Inactive Markets—In April 2009, the FASB staff issued an FSP on SFAS No. 157, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP SFAS No. 157-4”). This FSP provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP also amends the disclosure provisions of SFAS No. 157 to require entities to disclose on interim and annual periods the inputs and valuation techniques used to measure fair value and provide, by major categories of debt and equity securities identified in accordance with SFAS No. 115, the SFAS No. 157 hierarchy and Level 3 roll-forward disclosures. This FSP is effective prospectively for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The impact of the adoption is not expected to be significant on the MUFG Group’s financial position and results of operations.

Interim Disclosures about Fair Value of Financial Instruments—In April 2009, the FASB staff issued an FSP on SFAS No. 107 and APB Opinion No. 28, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP SFAS No. 107-1 and APB Opinion No. 28-1”). This FSP amends the guidance in SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. This FSP is effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. This FSP only requires additional disclosures, and will not affect the MUFG Group’s financial position and results of operations.

Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies—In April 2009, the FASB staff issued an FSP on SFAS No. 141R, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP SFAS No. 141R-1”). This FSP amends and clarifies SFAS No. 141R to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, as determined in

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accordance with SFAS No. 157, if the acquisition date fair value can be reasonably determined. If the acquisition date fair value of such an asset or liability cannot be reasonably determined, the asset or liability would be measured using existing accounting guidance. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The MUFG Group has not completed the study of what effect this FSP will have on its financial position and results of operations.

Subsequent Events—In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS No. 165 distinguishes between the date that the financial statements are issued from the date that the financial statements are available to be issued and requires that the disclosure identify the date through which an entity has evaluated subsequent events on that basis. This disclosure should also highlight that an entity has not evaluated subsequent events after that date. SFAS No. 165 shall be effective for interim or annual financial periods ending after June 15, 2009. The MUFG Group does not expect SFAS No. 165 to have a significant impact on its financial position and results of operations.

Amendment of Accounting for Transfers of Financial Assets—In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—An Amendment of FASB Statement No. 140” (“SFAS No. 166”) which clarifies the application of certain derecognition concepts in SFAS No. 140 and eliminates the concept of a qualifying special purpose entity from SFAS No. 140. SFAS No. 166 clarifies the concept of “surrendered control” to consider any continuing involvement with the transferred assets regardless of when the terms were agreed. In addition, SFAS No. 166 introduces the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Finally, SFAS No. 166 eliminates certain alternatives with respect to initial recognition and measurement and requires that a transferor recognize and initially measure all assets obtained including a transferor’s beneficial interest and liabilities incurred as a result of a transfer of financial assets accounted for as a sale, at fair value. SFAS No. 166 is effective for the first annual reporting period beginning after November 15, 2009, and interim periods within that year. Early adoption is prohibited. The MUFG Group has not completed the study of what effect SFAS No. 166 will have on its financial position and results of operations.

Amendment of Accounting for Consolidation of Variable Interest Entities—In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”(“SFAS No. 167”). SFAS No. 167 changes certain aspects of FIN No. 46(R). SFAS No. 167 changes the current guidance by modifying the characteristics for assessing a primary beneficiary to include entities that have the power to direct the activities of the variable interest entity which significantly impact its economic performance and the right to absorb losses or receive benefits that could potentially be significant to the entity. This must be reassessed on an ongoing basis. In addition, SFAS No. 167 amends the identification of variable interest entities by eliminating the scope exception for qualified special purpose entities and adding an additional reconsideration event for determining whether an entity is a variable interest entity. SFAS No. 167 is effective for the first annual reporting period beginning after November 15, 2009, and interim periods within that year. Early adoption is prohibited. The MUFG Group has not completed the study of what effect SFAS No. 167 will have on its financial position and results of operations.

The Codification and the Hierarchy of GAAPs—In June 2009, the FASB voted to approve the “FASB Accounting Standards Codification” (the “Codification”) to be the single source of authoritative non-governmental US GAAP and issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (SFAS No. 168”). The Codification is not meant to change US GAAP, but is intended to improve the ease of researching US GAAP issues. The Codification reorganizes existing US GAAP pronouncements, relevant portions of authoritative content issued by the US Securities and Exchange Commission (“SEC”), and SEC staff interpretations and administrative guidance, into approximately 90 accounting topics. Once the Codification is launched on July 1, 2009, it is the single source of authoritative US GAAP. On the effective date of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 168, the Codification supersedes all then-existing non-SEC accounting and reporting standards to become the single source of authoritative non-governmental US GAAP. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. SFAS No. 168 represents the final standard that the FASB will issue in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. All subsequent standards will be issued as “Accounting Standard Updates,” which will serve only to update the Codification. The Codification and SFAS No. 168 are effective for financial statements issued for interim and annual periods ending after September 15, 2009.

2.    DISCONTINUED OPERATIONS

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

Interest expense was attributed to discontinued operations based on average net assets. The amount of interest expense allocated to discontinued operations for the fiscal years ended March 31, 2007, 2008 and 2009 was ¥209 million, nil and nil, respectively.

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

The components of loss from discontinued operations for the fiscal years ended March 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
	(in millions)
Total revenue	¥1,604	¥—	¥—

Loss from discontinued operations	¥(2,451)	¥(2,739)	¥—
Gains on disposal	466	—	—
Minority interest in loss of consolidated subsidiaries	(434)	(924)	—
Income tax benefit	(734)	(69)	—

Loss from discontinued operations—net	¥(817)	¥(1,746)	¥—

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

The MUFG Group reorganized the capital structure of Mitsubishi UFJ NICOS, a 76%-owned subsidiary, by eliminating the only outstanding class of capital stock other than the common stocks and by having The Norinchukin Bank (“Norinchukin”) become the sole minority shareholder. This reorganization was carried out in order to further enhance the strategic integrity and flexibility of the MUFG Group and to strive for effective utilization of managerial resources within the MUFG Group.

Pursuant to such reorganization, on August 1, 2008, MUFG acquired, through a share exchange, all the outstanding Mitsubishi UFJ NICOS common stock and all the outstanding Mitsubishi UFJ NICOS Class 1 stock whereby MUFG issued MUFG common stock at a ratio of 0.37 shares of MUFG common stock for every one share of Mitsubishi UFJ NICOS common stock and 1.39 shares of MUFG common stock for every one share of Mitsubishi UFJ NICOS Class 1 stock. MUFG, then, sold 244 million shares of Mitsubishi UFJ NICOS common stock to Norinchukin. Furthermore, MUFG converted all of Mitsubishi UFJ NICOS Class 1 stock acquired from Norinchukin into Mitsubishi UFJ NICOS common stock. As a result, the ownership by MUFG of Mitsubishi UFJ NICOS decreased to approximately 85% from 100%.

The foregoing reorganization was accounted for as follows:

The assets and liabilities acquired through the purchase of the minority interest of Mitsubishi UFJ NICOS were accounted for using the purchase method of accounting and were recorded based on their fair value as of August 1, 2008. The MUFG common stock issued in the share exchange were valued at ¥131 billion based on the average market price for a reasonable period before and after the date the terms of the acquisition were agreed to and announced. As a result, MUFG owned all the outstanding Mitsubishi UFJ NICOS common stocks. The MUFG Group recorded approximately ¥23 billion of goodwill and ¥27 billion of intangible assets.

The acquisition of Mitsubishi UFJ NICOS Class 1 stock and the sale of Mitsubishi UFJ NICOS common stock were treated as one unit of account within the context of MUFG’s conversion of the Class 1 stock. The foregoing transactions were accounted for as: (i) capital transaction representing an induced conversion by Norinchukin of Mitsubishi UFJ NICOS Class 1 stock for approximately 186.6 million shares of Mitsubishi UFJ NICOS common stock, and (ii) the sale by MUFG of approximately 57.4 million shares of Mitsubishi UFJ NICOS common stock, and (iii) issuance of 69.5 million shares of MUFG common stock. As a result, MUFG

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognized a credit to capital surplus of ¥71 billion and recognized ¥8 billion as a direct charge to retained earnings representing the effect of the inducement calculated based on the excess number of Mitsubishi UFJ NICOS common stock deemed received by Norinchukin (over the number of Mitsubishi UFJ NICOS common stock that it would have otherwise received had it converted Mitsubishi UFJ NICOS Class 1 stock under its contractual terms). In addition, gains on the sale of the 57.4 million shares of Mitsubishi UFJ NICOS common stock of ¥6 billion were recognized in the statements of operations. Furthermore, net loss attributable to common stockholders was increased by ¥8 billion attributable to the effect of the induced conversion in the calculation of earnings per share.

All the MUFG common stock issued to effect the foregoing transactions were previously held as treasury stocks. The difference between their carrying amounts and the amount at which the corresponding reissuance was measured was respectively recorded in capital surplus and unappropriated retained earnings, pursuant to the provision of APB Opinion No. 6, “Status of Accounting Research Bulletins”.

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

Mitsubishi UFJ Securities Co., Ltd.

On September 30, 2007, MUFG and MUS executed a share exchange. The share exchange ratio was set at 1.02 shares of MUFG common stock to one share of MUS common stock, valuing the transaction at approximately ¥370 billion. The share exchange ratio was calculated based on the MUFG’s stock after the stock split, which was effective on September 30, 2007. MUFG’s treasury stock was exchanged for the shares of MUS common stock and there was no issuance of new shares. Losses on the share exchange were charged to Capital surplus for the fiscal year ended March 31, 2008. As a result of the share exchange, MUS became a wholly owned subsidiary of MUFG. MUFG previously owned approximately 60% of MUS. The assets and liabilities acquired through the purchase of the minority interest of MUS were measured based on their fair value as of September 30, 2007. The MUFG Group initially recorded approximately ¥23 billion of goodwill and ¥98 billion of intangible assets. The purpose of making MUS a wholly-owned subsidiary is, among other factors, to seize the opportunities presented by the deregulation of the Japanese financial markets and further enhance cooperation between group companies.

UnionBanCal Corporation

BTMU acquired approximately 36% ownership of UNBC through cash tender offers, valuing the transaction at approximately ¥389 billion. The offer expired on September 26, 2008, with purchase of the shares being effective on October 1, 2008. After the offer, BTMU owned approximately 97 % of UNBC’s outstanding common stock and acquired the remaining 3 % on November 4, 2008. As a result of the tender offers, followed by the second-step merger, UNBC became a wholly owned subsidiary of BTMU. BTMU previously owned approximately 64% of UNBC. The assets and liabilities acquired through the purchase of the minority interest of UNBC were measured based on their fair value as of October 1, 2008. The MUFG Group initially recorded approximately ¥175 billion of goodwill and ¥67 billion of intangible assets. The purpose of making UNBC a wholly-owned subsidiary is to achieve greater management flexibility and aim to further strengthen the MUFG Group’s presence in the United States.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    TRADING ACCOUNT ASSETS AND LIABILITIES

The following table shows trading account assets and liabilities, carried at estimated fair value, at March 31, 2008 and 2009. Effective April 1, 2008, the MUFG Group discontinued netting its derivative assets and liabilities under master netting agreements and now present them on a gross basis. The balances at March 31, 2008 shown below were also retrospectively adjusted to conform with the above change. See Note 1, “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” section for the detail.

	2008	2009
	(in millions)
Trading account assets(2):
Trading securities:
Japanese government, prefectural and municipal bonds	¥4,540,158	¥4,998,168
Commercial paper	1,401,970	1,934,438
Equity securities, foreign governments bonds, mortgage-backed securities and other securities(1)	3,940,292	13,363,095

Total	9,882,420	20,295,701

Trading derivative assets:
Interest rate contracts:
Forwards and futures	17,911	15,152
Swaps and swap-related products	4,539,518	6,620,766
Options purchased	312,364	504,394

Total	4,869,793	7,140,312

Foreign exchange contracts:
Forwards and futures	1,473,413	628,826
Swaps	952,094	844,899
Options purchased	799,541	763,650

Total	3,225,048	2,237,375

Other contracts, mainly commodity and credit-related contracts	467,372	608,137

Total	¥18,444,633	¥30,281,525

Trading account liabilities(2):
Trading securities sold, not yet purchased	¥226,797	¥102,956
Trading derivative liabilities:
Interest rate contracts:
Forwards and futures	17,701	37,791
Swaps and swap-related products	4,243,572	5,997,508
Options written	305,131	557,555

Total	4,566,404	6,592,854

Foreign exchange contracts:
Forwards and futures	1,252,258	510,048
Swaps	941,007	1,122,994
Options written	614,498	648,430

Total	2,807,763	2,281,472

Other contracts, mainly commodity and credit-related contracts	360,614	515,279

Total	¥7,961,578	¥9,492,561

Notes:

(1)	At March 31, 2009, equity securities, foreign governments bonds, mortgage-backed securities and other securities were mainly comprised of the securities measured at fair value under fair value option. See Note 30 for further information on fair value option accounting.
(2)	See Note 30 for the methodologies and assumptions used to estimate fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy. Net trading gains (losses) for the fiscal years ended March 31, 2007, 2008 and 2009 were comprised of the following:

	2007	2008	2009
	(in millions)
Interest rate and other derivative contracts	¥212,778	¥520,564	¥555,505
Trading account securities, excluding derivatives	192,035	(122,168)	(813,312)

Trading account profits (losses)—net	404,813	398,396	(257,807)
Foreign exchange derivative contracts	(72,263)	26,832	(829,605)

Net trading gains (losses)	¥332,550	¥425,228	¥(1,087,412)

5.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2008 and 2009 were as follows:

	2008				2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥16,133,001	¥73,835	¥20,943	¥16,185,893	¥23,846,153	¥55,409	¥8,788	¥23,892,774
Japanese prefectural and municipal bonds	203,090	5,267	127	208,230	277,895	4,684	101	282,478
Foreign governments and official institutions bonds	3,637,566	37,728	4,471	3,670,823	185,561	5,247	177	190,631
Corporate bonds	5,281,321	137,543	10,895	5,407,969	3,791,045	86,310	8,327	3,869,028
Mortgage-backed securities	3,439,490	4,675	5,505	3,438,660	676,326	8,232	16,320	668,238
Other debt securities	3,566,554	11,056	103,543	3,474,067	576,298	5,151	54,292	527,157
Marketable equity securities	4,315,233	2,086,557	58,131	6,343,659	3,340,339	730,038	110,596	3,959,781

Total	¥36,576,255	¥2,356,661	¥203,615	¥38,729,301	¥32,693,617	¥895,071	¥198,601	¥33,390,087

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥2,601,852	¥18,825	¥1,731	¥2,618,946	¥1,352,213	¥19,032	¥1,593	¥1,369,652
Japanese prefectural and municipal bonds	71,966	1,108	—	73,074	51,961	753	—	52,714
Foreign governments and official institutions bonds	9,602	664	—	10,266	204,954	2,337	246	207,045
Corporate bonds	154,313	1,887	22	156,178	143,236	1,647	7	144,876
Other debt securities	1,933	—	—	1,933	1,059,989	11,208	19,038	1,052,159

Total	¥2,839,666	¥22,484	¥1,753	¥2,860,397	¥2,812,353	¥34,977	¥20,884	¥2,826,446

In the second half of the fiscal year ended March 31, 2009, it was observed that there was a rare circumstance where the liquidity of certain foreign investment securities was significantly reduced due to the global financial market turmoil lasting for a substantial period of time, and resulted in difficulties selling these

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities at prices that would be realized under normal market conditions. In light of this rare circumstance, the MUFG Group changed its intent to hold certain foreign investment securities until their maturities. According to this change of the intent, BTMU reclassified these investment securities, which consist of asset-backed securities, from the trading category to the “Other debt securities” of the held-to-maturity category on January 30, 2009. The reclassification of these investment securities was made at fair value of ¥1,053,029 million on the date of reclassification. While these trading securities were measured at fair value with their unrealized holding gains and losses recognized in earnings, the reclassified held-to-maturity investment securities are measured at amortized cost as of the balance sheet date. The carrying amount of the reclassified investment securities was ¥1,056,339 million at March 31, 2009.

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥513,975 million and ¥1,390,315 million, at March 31, 2008 and 2009, respectively, because their fair values were not readily determinable. The MUFG Group periodically monitors the status of each investee including the credit ratings and changes in the MUFG Group’s share of net assets in the investees as compared with its shares at the time of investment, or utilizes commonly accepted valuation models for certain nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future, to determine if impairment losses, if any, are to be recognized on these nonmarketable securities. The impairment of cost-method investments is not evaluated when valuation models are not applicable if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. The MUFG Group did not estimate the fair value of such investments in accordance with paragraph 14 and 15 of SFAS No. 107. These investments had aggregate costs of ¥167,803 million and ¥163,813 million, at March 31, 2008 and 2009, respectively. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in AICPA Guides presented in Other investment securities were carried at fair value of ¥66,038 million and ¥43,809 million at March 31, 2008 and 2009, respectively.

See Note 30 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2009 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held-to-maturity		Available for sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥246,604	¥247,197	¥12,514,533
Due from one year to five years	1,442,944	1,463,261	9,859,355
Due from five years to ten years	218,773	214,068	4,585,539
Due after ten years	904,032	901,920	2,470,879

Total	¥2,812,353	¥2,826,446	¥29,430,306

For the fiscal years ended March 31, 2007, 2008 and 2009, gross realized gains on sales of investment securities available for sale were ¥360,406 million, ¥324,715 million and ¥224,507 million, respectively, and gross realized losses on sales of investment securities available for sale were ¥66,190 million, ¥239,635 million and ¥75,165 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended March 31, 2007, 2008 and 2009, losses resulting from impairment of investment securities to reflect the decline in value considered to be other than temporary were ¥162,959 million, ¥1,543,779 million and ¥858,874 million, respectively, which were included in Investment securities gains (losses)—net in the consolidated statements of operations. The losses of ¥1,543,779 million for the fiscal year ended March 31, 2008 included losses of ¥1,169,069 million from debt securities available for sale mainly classified as Foreign governments and official institutions bonds and Mortgage-backed securities, and ¥331,259 million from marketable equity securities. The losses of ¥858,874 million for the fiscal year ended March 31, 2009 included losses of ¥155,489 million from debt securities available for sale mainly classified as Japanese national government bonds and corporate bonds, and ¥660,719 million from marketable equity securities.

The following table shows the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2008 and 2009 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2008:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥7,193,164	¥20,943	¥—	¥—	¥7,193,164	¥20,943	51
Japanese prefectural and municipal bonds	23,113	127	—	—	23,113	127	3
Foreign governments and official institution bonds	137,363	4,391	12,920	80	150,283	4,471	74
Corporate bonds	262,242	10,895	—	—	262,242	10,895	1,097
Mortgage-backed securities	34,295	240	333,492	5,265	367,787	5,505	280
Other securities	854,265	101,552	32,171	1,991	886,436	103,543	325
Marketable equity securities	542,296	58,131	—	—	542,296	58,131	239

Total	¥9,046,738	¥196,279	¥378,583	¥7,336	¥9,425,321	¥203,615	2,069

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥4,398	¥1	¥243,025	¥1,730	¥247,423	¥1,731	10
Corporate bonds	10,185	21	3,996	1	14,181	22	16

Total	¥14,583	¥22	¥247,021	¥1,731	¥261,604	¥1,753	26

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2009:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥8,449,806	¥8,788	¥—	¥—	¥8,449,806	¥8,788	97
Japanese prefectural and municipal bonds	33,437	101	—	—	33,437	101	30
Foreign governments and official institution bonds	7,860	176	152	1	8,012	177	19
Corporate bonds	667,722	8,327	—	—	667,722	8,327	5,178
Mortgage-backed securities	108,635	8,535	72,017	7,785	180,652	16,320	138
Other securities	29,804	1,077	98,703	53,215	128,507	54,292	228
Marketable equity securities	820,181	110,564	48	32	820,229	110,596	225

Total	¥10,117,445	¥137,568	¥170,920	¥61,033	¥10,288,365	¥198,601	5,915

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥2,524	¥81	¥23,244	¥1,512	¥25,768	¥1,593	5
Foreign government and Official institutions bonds	34,316	246	—	—	34,316	246	6
Corporate bonds	1,603	4	2,701	3	4,304	7	8
Other debt securities	670,774	19,038	—	—	670,774	19,038	75

Total	¥709,217	¥19,369	¥25,945	¥1,515	¥735,162	¥20,884	94

The MUFG Group has determined that unrealized losses on investments at March 31, 2008 and 2009 are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2009, unrealized losses on certain other debt securities being held to maturity held by BTMU, all of which have been in a continuous loss position for less than 12 months, are considered temporary, since BTMU has the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value. Unrealized losses on marketable equity securities of which have been in a continuous loss position for less than 12 months are also considered temporary, since the MUFG Group primarily makes these investments for strategic purposes to maintain long-term relationship with its customers.

Certain securities held by UNBC, which primarily consist of debt securities backed by the full faith and credit of the U.S. government and corporate asset-backed and debt securities, were determined not to be impaired in some cases, on the basis of a cash flow analysis of such securities and/or UNBC’s ability and positive intent to hold such securities to maturity. As shown in the table above, there were no material unrealized losses that have been in a continuous loss position for 12 months or more, except for unrealized losses on certain mortgage-backed securities and other debt securities held by UNBC at March 31, 2009. Mortgage-backed securities in an unrealized loss position for 12 months or more are primarily securities guaranteed by a Government-Sponsored Enterprise (“GSE”) such as U.S. Federal National Mortgage Association (“Fannie Mae”) or Federal Home Loan Mortgage Corporation (“Freddie Mac”) and relatively small amounts of AAA-rated private label mortgage securities. These securities are collateralized by residential mortgage loans and may be prepaid at par prior to maturity. All of the unrealized losses on the mortgage-backed securities resulted from rising interest rates subsequent to purchase and in the case of private label mortgage securities, additional credit spread widening since purchase. Since the securities do not have observable credit quality issues and the Company has the ability and intent to hold the mortgage-backed securities until recovery of the par amount, which could be maturity, the unrealized loss is considered temporary. Other debt securities in an unrealized loss position for 12 months or more primarily consisted of credit card receivable securities and collateralized loan obligations held by UNBC. Unrealized losses on such securities arise from rising interest rates, widening credit spreads, credit quality of the underlying collateral, and the market’s opinion of the performance of the fund managers. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment, which is performed quarterly on lower rated securities. Any security with a change in credit rating is also subject to cash flow analysis to determine whether or not an other-than-temporary impairment exists. The fair value of the collateralized loan obligation portfolio was adversely impacted by the liquidity crisis caused by the subprime loan industry and by the overall financial market crisis. Although none of the collateralized loan obligations in UNBC’s portfolio contain subprime loan assets, widening credit spreads caused their value to decline. Since the securities do not have observable credit quality issues and the UNBC has the ability and intent to hold the other debt securities until recovery of the carrying value, which could be maturity, the unrealized loss is considered temporary.

Preferred Stock Investment in Morgan Stanley

MUFG purchased on October 13, 2008 preferred stock issued by Morgan Stanley for $9 billion. Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services. The investments in Morgan Stanley preferred stock are carried at cost on the consolidated balance sheet at March 31, 2009. In addition, the MUFG Group has loans, guarantees and other market transactions with Morgan Stanley and its subsidiaries. Those transactions were made in the ordinary course of business and the aggregate outstanding amount of these transactions as of March 31, 2009 was not significant to the MUFG Group or to Morgan Stanley.

The $9 billion investment in Morgan Stanley preferred stock consisted of $7.8 billion of 7,839,209 shares of newly created 10% Series B Non-cumulative Non-voting Perpetual Convertible Preferred Stock and $1.2 billion of 1,160,791 shares of newly created 10% Series C Non-cumulative Non-voting Perpetual Preferred Stock. The Series B Preferred Stock is convertible any time at the option of MUFG at a conversion price of $25.25 per

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

common stock. In addition, one half of the Series B Preferred Stock mandatorily converts into Morgan Stanley common stock when the closing price of the common stock is above 150 percent of the conversion price for a certain period that occurs after the first anniversary of the issuance date and any outstanding Series B Preferred Stock mandatorily converts on the same basis two years after the issuance date. Furthermore, the conversion of the Morgan Stanley preferred stock is subject to certain ownership limits on the part of MUFG. The Series C Preferred Stock may be redeemed by Morgan Stanley, at its option, starting on or after October 15, 2011 at a redemption price of $1,100 per share. The Morgan Stanley preferred stock ranks senior to the Morgan Stanley common stock as to dividends and liquidation with liquidation preference of the Series B Preferred Stock and Series C Preferred Stock at $1,000 per share.

6.    LOANS

Loans at March 31, 2008 and 2009, by domicile and type of industry of borrowers are summarized below:

Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan.

	2008(3)	2009
	(in millions)
Domestic:
Manufacturing	¥11,178,924	¥12,922,822
Construction	1,728,534	1,803,541
Real estate	10,857,072	10,436,795
Services	6,553,980	6,750,442
Wholesale and retail	9,308,599	9,760,805
Banks and other financial institutions(1)	4,671,499	4,836,047
Communication and information services	1,150,438	732,652
Other industries	10,806,144	9,515,861
Consumer	21,517,672	20,542,398

Total domestic	77,772,862	77,301,363

Foreign:
Governments and official institutions	316,761	351,134
Banks and other financial institutions(1)	2,100,057	2,687,004
Commercial and industrial	16,189,725	17,550,544
Other	2,706,750	2,510,521

Total foreign	21,313,293	23,099,203

Unearned income, unamortized premiums—net and deferred loan fees—net	(84,076)	(90,225)

Total(2)	¥99,002,079	¥100,310,341

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category.
Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥505,626 million and ¥119,596 million at March 31, 2008 and 2009, respectively, which are carried at the lower of cost or estimated fair value.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Classification of loans by industry at March 31, 2008 has been restated as follows:

	As previously reported	As restated
	(in millions)
Domestic:
Manufacturing	¥11,322,092	¥11,178,924
Construction	1,759,436	1,728,534
Real estate	8,247,964	10,857,072
Services	6,707,417	6,553,980
Wholesale and retail	9,436,939	9,308,599
Banks and other financial institutions	4,825,368	4,671,499
Communication and information services	1,152,727	1,150,438
Other industries	10,412,330	10,806,144
Consumer	23,908,589	21,517,672

Total domestic	77,772,862	77,772,862

Foreign:
Governments and official institutions	316,761	316,761
Banks and other financial institutions	2,100,057	2,100,057
Commercial and industrial	16,188,426	16,189,725
Other	2,708,049	2,706,750

Total foreign	21,313,293	21,313,293

Unearned income, unamortized premiums—net and deferred loan fees—net	(84,076)	(84,076)

Total	¥99,002,079	¥99,002,079

Nonaccrual and restructured loans were ¥1,661,720 million and ¥1,771,110 million at March 31, 2008 and 2009, respectively. Had interest on these loans been accrued pursuant to the original terms, gross interest income on such loans for the fiscal years ended March 31, 2008 and 2009 would have been approximately ¥92.6 billion and ¥93.4 billion, respectively, of which approximately ¥68.0 billion and ¥47.5 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of operations. Accruing loans contractually past due 90 days or more were ¥17,952 million and ¥21,487 million at March 31, 2008 and 2009, respectively.

The MUFG Group provided commitments to extend credit to customers with restructured loans. The amounts of such commitments were ¥16,897 million and ¥40,001 million at March 31, 2008 and 2009, respectively. See Note 24 for further discussion of commitments to extend credit.

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2008 and 2009 is shown below:

	2008		2009
	Recorded loan balance	Impairment allowance	Recorded loan balance	Impairment allowance
	(in millions)
Requiring an impairment allowance	¥1,131,739	¥563,285	¥1,168,477	¥618,560
Not requiring an impairment allowance(1)	311,813	—	407,755	—

Total(2)	¥1,443,552	¥563,285	¥1,576,232	¥618,560

Notes:

(1)	These loans do not require an allowance for credit losses under SFAS No. 114 since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥11,911 million at March 31, 2008 and there were no loans held for sale that were impaired at March 31, 2009.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The average recorded investments in impaired loans were approximately ¥1,395 billion, ¥1,397 billion and ¥1,556 billion, respectively, for the fiscal years ended March 31, 2007, 2008 and 2009.

For the fiscal years ended March 31, 2007, 2008 and 2009, the MUFG Group recognized interest income of approximately ¥36.0 billion, ¥48.3 billion and ¥40.0 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal was certain; otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

Loans Acquired in a Transfer

In accordance with SOP 03-3, the following table sets forth information primarily about loans of the UFJ Holdings Group acquired in connection with the merger, for which it is probable, at acquisition, that the MUFG Group will be unable to collect all contractually required payments receivable.

	2008	2009
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥38,703	¥28,827
Cash flows expected to be collected at acquisitions	6,680	6,366
Fair value of loans at acquisitions	6,099	6,366

Accretable yield for loans within the scope of SOP 03-3:
Balance at beginning of fiscal year	¥184,448	¥122,063
Additions	581	—
Accretion	(86,346)	(50,386)
Disposals	(4,521)	—
Reclassifications from nonaccretable difference	27,901	10,542

Balance at end of fiscal year	¥122,063	¥82,219

Loans within the scope of SOP 03-3:
Outstanding balance at beginning of fiscal year	¥1,224,057	¥879,762
Outstanding balance at end of fiscal year	879,762	654,150
Carrying amount at beginning of fiscal year	455,906	287,322
Carrying amount at end of fiscal year	287,322	248,511

Nonaccruing loans within the scope of SOP 03-3:
Carrying amount at acquisition date during fiscal year	¥2,137	¥6,366
Carrying amount at end of fiscal year	95,794	73,260

Provisions within the scope of SOP 03-3:
Balance of allowance for loan losses at beginning of fiscal year	¥12,391	¥19,779
Additional provisions during fiscal year	35,952	36,862
Reductions of allowance during fiscal year	6,668	6,960
Balance of allowance for loan losses at end of fiscal year	19,779	23,443

The MUFG Group considered prepayments in the determination of contractual cash flows and cash flows expected to be collected based on historical results.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

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

As of March 31, 2008 and 2009, the components of the investment in direct financing leases were as follows:

	2008	2009
	(in millions)
Minimum lease payment receivable	¥970,477	¥889,521
Estimated residual values of leased property	44,048	34,097
Less—unearned income	(73,184)	(68,493)

Net investment in direct financing leases	¥941,341	¥855,125

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2009 were as follows:

Direct financing leases
(in millions)
Fiscal year ending March 31:
2010	¥277,184
2011	224,870
2012	172,025
2013	102,517
2014	55,804
2015 and thereafter	57,121

Total minimum lease payment receivables	¥889,521

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

Financial institutions, including the MUFG Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the MUFG Group made loans of ¥407,078 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. On October 1, 2005, the MUFG Group acquired, at fair value, loans of the UFJ Holdings Group to HLAC in connection with the merger with UFJ Holdings. During the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fiscal years ended March 31, 2008 and 2009, certain of these loans were repaid before maturity. At March 31, 2008 and 2009, outstanding loans to RCC were ¥210,148 million and ¥193,628 million, respectively.

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The MUFG Group made non-interest-earning deposits of ¥176,089 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. The deposit balances as of March 31, 2008 and 2009, which are included in Other assets, were ¥365,146 million and ¥372,114 million, respectively, reflecting a present value discount and subsequent amortization of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of RCC.

It is uncertain what losses (so-called “stage two loss”), if any, may ultimately be incurred by the RCC through the collection of the Jusen loans during the 15-year term. If any such losses ultimately occur, the Japanese government will be liable for half of such losses, and the investment income to be earned by the Special Fund during the 15 years is to be used to cover the remaining losses. The investment income to be earned by the New Fund during the 15 years is to be used to compensate for a portion of the public funds used for the Jusen restructuring.

At this time management believes all loans and deposits will be collectible according to their respective terms.

Sales of Loans

The MUFG Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. In order to improve its loan quality, BTMU and MUTB actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third parties without any continuing involvement. Management of BTMU and MUTB generally approves disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. The net gains on the sales of loans were ¥31,243 million and ¥14,771 million for the fiscal years ended March 31, 2007 and 2008, respectively. The net losses on the sales of loans was ¥1,728 million for the fiscal year ended March 31, 2009.

Loan Securitization

The MUFG Group had no significant transfers of loans in securitization transactions accounted for as sales for the fiscal years ended March 31, 2007 and 2008. The MUFG Group securitized loans without recourse of ¥68,090 million to the special purpose entity which was in form of trust accounting and which issued senior beneficial interests and subordinated beneficial interests in the fiscal year ended March 31, 2009. The MUFG Group’s retained interests consisted of senior beneficial interests of ¥60,671 million which were recorded as investment securities. The subordinated beneficial interests of ¥7,419 million were sold and the gains or losses recognized were not material. The carrying amount of the investment securities was allocated between the senior beneficial interests and the subordinated beneficial interests based on their relative fair values at the date of the securitization. The senior beneficial interests are carried at their fair values and the unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized. The purpose of the special purpose entity is to hold and manage only loans without recourse. The MUFG Group provides servicing for beneficial interests in the securitized loans. However no servicing assets or liabilities were recorded as a result of these transactions since the MUFG Group received adequate

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

compensation. The MUFG Group did not provide contractual or noncontractual financial support to the special purpose entity or subordinated beneficial interests holders. And there were no liquidity arrangements, guarantees or other commitments provided by third parties related to the transferred financial assets. At March 31, 2009, key economic assumptions used in measuring the fair value of the senior beneficial interests were as follows:

2009
Discount rate	0.21 - 1.15%
Credit spread	1.84 - 5.33%

At March 31, 2009, the sensitivities of the fair value to an immediate adverse change of 10% and 20% were as follows:

2009
Discount rate:
Impact of 10% adverse change	99.72 - 99.85%
Impact of 20% adverse change	99.44 - 99.70%
Credit spread:
Impact of 10% adverse change	98.99 - 99.53%
Impact of 20% adverse change	97.97 - 99.07%

The sensitivities are hypothetical. In this table, the effect of a variation in a particular assumption on the fair value of the senior beneficial interests was calculated without changing any other assumption; in reality, changes could be correlated and changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

There were no other loans that were managed with the securitized loans, and both the transferred assets and the retained assets had no delinquencies at the end of March 31, 2009. No credit losses had been incurred from those loans for the fiscal year ended March 31, 2009.

Related Party Loans

In some cases, the banking subsidiaries of MUFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2008 and 2009, outstanding loans to such related parties were not significant.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2007, 2008 and 2009, there were no loans to related parties that were charged-off. Additionally, at March 31, 2008 and 2009, there were no loans to related parties that were impaired.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the fiscal years ended March 31, 2007, 2008 and 2009 are shown below:

	2007	2008	2009
	(in millions)
Balance at beginning of fiscal year	¥1,012,227	¥1,112,453	¥1,134,940
Provision for credit losses	358,603	385,740	626,947
Charge-offs	303,114	386,484	603,298
Less—Recoveries	40,419	30,592	26,446

Net charge-offs	262,695	355,892	576,852
Others(1)	4,318	(7,361)	(28,397)

Balance at end of fiscal year	¥1,112,453	¥1,134,940	¥1,156,638

Note:

(1)	Others principally include losses/(gains) from foreign exchange translation.

As explained in Note 6, nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include the decrease in the allowance for credit losses due to loan disposal activity amounting to ¥4.6 billion, ¥5.9 billion and ¥13.2 billion for the fiscal years ended March 31, 2007, 2008 and 2009, respectively.

8.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2008 and 2009 consisted of the following:

	2008	2009
	(in millions)
Land	¥430,968	¥413,257
Buildings	585,196	566,310
Equipment and furniture	639,228	653,211
Leasehold improvements	355,484	356,985
Construction in progress	6,679	16,290

Total	2,017,555	2,006,053
Less accumulated depreciation	941,749	962,637

Premises and equipment—net	¥1,075,806	¥1,043,416

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥124,433 million and ¥113,188 million at March 31, 2008 and 2009, respectively. Accumulated depreciation on such capitalized leases at March 31, 2008 and 2009 amounted to ¥72,176 million and ¥77,777 million, respectively.

BTMU has entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for their business operations, including bank branches. BTMU either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, BTMU was considered to have continuing involvement with the properties. For accounting and reporting

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the consolidated balance sheets and depreciated. The financing obligation at March 31, 2008 and 2009 were ¥74,954 million and ¥56,053 million, respectively.

For the fiscal years ended March 31, 2007, 2008 and 2009, the MUFG Group recognized ¥12,602 million, ¥4,732 million and ¥7,480 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of carrying amount is doubtful. In addition, ¥319 million, ¥60 million and ¥2,955 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2007, 2008 and 2009, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

9.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the changes in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2008 and 2009:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Total
		Domestic	Overseas			Total
(in millions)			Other than UNBC	UNBC	Overseas Total
Fiscal year ended March 31, 2008:
Balance at March 31, 2007	¥726,206	¥854,425	¥148,065	¥91,286	¥239,351	¥1,093,776	¥22,527	¥2,300	¥1,844,809
Goodwill acquired during the fiscal year(2)	108,982	25,169	—	1,578	1,578	26,747	—	—	135,729
Impairment loss	(10,154)	(883,567)	—	—	—	(883,567)	—	—	(893,721)
Reduction due to elimination of valuation allowance for deferred tax assets	(8,694)	(2,990)	—	—	—	(2,990)	—	—	(11,684)
Foreign currency translation adjustments and other	(11,839)	6,963	3,606	274	3,880	10,843	—	—	(996)

Balance at March 31, 2008	¥804,501	¥—	¥151,671	¥93,138	¥244,809	¥244,809	¥22,527	¥2,300	¥1,074,137

Fiscal year ended March 31, 2009:
Balance at March 31, 2008	¥804,501	¥—	¥151,671	¥93,138	¥244,809	¥244,809	¥22,527	¥2,300	¥1,074,137
Goodwill acquired during the fiscal year(2)	25,860	1,713	—	175,262	175,262	176,975	—	—	202,835
Impairment loss	(829,901)	(1,206)	—	—	—	(1,206)	(14,735)	—	(845,842)
Reduction due to sales of subsidiaries	—	—	—	(9,666)	(9,666)	(9,666)	—	—	(9,666)
Reduction due to elimination of valuation allowance for deferred tax assets	(103)	—	—	—	—	—	—	—	(103)
Foreign currency translation adjustments and other	(357)	(46)	—	(41,532)	(41,532)	(41,578)	—	—	(41,935)

Balance at March 31, 2009	¥—	¥461	¥151,671	¥217,202	¥368,873	¥369,334	¥7,792	¥2,300	¥379,426

Notes:

(1)	See Note 28 for the business segment information of the MUFG Group.
(2)	See Note 3 for the goodwill acquired in connection with various acquisitions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill impairment losses of ¥893,721 million and ¥845,842 million were recognized for the fiscal years ended March 31, 2008 and 2009, respectively. Reporting units for which impairment losses were recognized are as follows:

Business Segment	Reporting Unit	Impairment loss
		2008	2009
		(in millions)
Integrated Retail Banking Business Group	MUS-Retail	¥10,154	¥—
Integrated Retail Banking Business Group	BTMU-Retail	—	636,322
Integrated Retail Banking Business Group	Mitsubishi UFJ NICOS-Retail	—	193,579
Integrated Corporate Banking Business Group—Domestic	BTMU-Corporate	828,786	—
Integrated Corporate Banking Business Group—Domestic	MUTB-Real Estate	14,950	—
Integrated Corporate Banking Business Group—Domestic	MUS-Corporate	39,831	1,206
Integrated Trust Assets Business Group	MUTB-Trust	—	14,735

		¥893,721	¥845,842

For the fiscal year ended March 31, 2008, the MUFG group recognized ¥893,721 million as an impairment of goodwill, mainly due to the global financial market instability. MUFG’s stock price declined from ¥1,330 at March 31, 2007 to ¥860 at March 31, 2008. It led to decrease market capitalization and negatively affected the fair value of reporting units for the purpose of periodical goodwill impairment testing. As a result, goodwill relating to MUS-Retail, BTMU-Corporate, MUTB-Real Estate and MUS-Corporate reporting units got impaired.

Since the financial crisis continues, or much worse than that of last year, MUFG’s stock price decreased to ¥476 at March 31, 2009, and market capitalization continuously diminished. That made forecast weak and led us negatively affect the fair value of reporting units furthermore. As a result of readjustment of future projections performed by management, the fair value of most reporting units which is based on discounted cash flows fell below the carrying amount of them.

For the fiscal year ended March 31, 2009, based on these situations, the MUFG group recognized ¥845,842 million as an impairment of goodwill relating to BTMU-Retail, Mitsubishi UFJ NICOS-Retail, MUS-Corporate and MUTB-Trust reporting units.

The fair value of those reporting units was estimated using the expected present value of future cash flow.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2008 and 2009:

	2008			2009
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥1,117,276	¥533,887	¥583,389	¥1,119,020	¥583,143	¥535,877
Core deposit intangibles	597,967	204,479	393,488	637,568	265,402	372,166
Customer relationships	259,795	71,247	188,548	208,061	85,533	122,528
Trade names	57,467	4,886	52,581	62,740	8,007	54,733
Other	5,048	2,345	2,703	6,428	2,782	3,646

Total	¥2,037,553	¥816,844	1,220,709	¥2,033,817	¥944,867	1,088,950

Intangible assets not subject to amortization:
Indefinite-lived customer relationships			100,817			64,162
Indefinite-lived trade names			6,192			4,459
Other			11,206			34,370

Total			118,215			102,991

Total			¥1,338,924			¥1,191,941

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

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2009 amounted to ¥263,129 million, which primarily consisted of ¥157,291 million of software, ¥50,138 million of core deposit intangibles and ¥44,153 million of customer relationships. The weighted average amortization periods for these assets are 6 years, 5 years and 16 years, respectively. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2009 amounted to ¥24,577 million.

For the fiscal years ended March 31, 2007, 2008 and 2009, the MUFG Group recognized ¥184,760 million, ¥78,679 million and ¥126,885 million, respectively, of impairment losses for intangible assets whose carrying amount exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, the estimated value based on appraisal, or the discounted expected future cash flows.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The impairment loss for the fiscal year ended March 31, 2007 included a loss of ¥183,959 million relating to customer relationships and trade names in the Integrated Retail Banking Business Group, which were both subject to and not subject to amortization. These intangible assets were initially valued based on discounted expected future cash flows. The future cash flows were negatively revised due to the adverse change in the business environment for consumer finance companies attributable to an ensuing action toward legal revisions of consumer lending law to lower the interest rate permissible on consumer loans and, accordingly, the MUFG Group reevaluated these intangible assets and recognized impairment losses.

The impairment loss for the fiscal year ended March 31, 2008 included a loss of ¥77,107 million relating to customer relationships in the Integrated Retail Banking Business Group and Integrated Corporate Banking Business Group—Domestic, which were subject to amortization. These intangible assets were valued based on discounted expected future cash flows. Estimated future cash flows were revised downwards due to the global financial market instability. Accordingly, the MUFG Group reevaluated these intangible assets and recognized impairment losses.

The impairment loss for the fiscal year ended March 31, 2009 included losses of ¥83,088 million and ¥36,672 million relating to customer relationships in the Integrated Retail Banking Business Group and Integrated Trust Assets Business Group, which were subject to and not subject to amortization, respectively. These intangible assets were valued based on discounted expected future cash flows. Estimated future cash flows were revised downwards due to the global financial market instability. Accordingly, the MUFG Group reevaluated these intangible assets and recognized impairment losses.

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2010	¥220,660
2011	192,497
2012	160,974
2013	127,284
2014	83,096

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2007, 2008 and 2009 was as follows:

	2007	2008	2009
	(in millions)
Current:
Domestic	¥67,470	¥41,437	¥27,180
Foreign	50,363	65,355	114,259

Total	117,833	106,792	141,439

Deferred:
Domestic	420,204	470,859	(293,849)
Foreign	14,789	(24,606)	(107,518)

Total	434,993	446,253	(401,367)

Income tax expense (benefit) from continuing operations	552,826	553,045	(259,928)
Income tax benefit from discontinued operations	(734)	(69)	—
Income tax expense (benefit) reported in shareholders’ equity relating to:
Investment securities available for sale	207,652	(915,001)	(587,781)
Derivatives qualifying for cash flow hedges	(158)	1,672	3,254
Minimum pension liability adjustments	(1,019)	—	—
Pension liability adjustments	—	(33,249)	(292,629)
Foreign currency translation adjustments	343	(31,675)	(14,965)

Total	206,818	(978,253)	(892,121)

Total	¥758,910	¥(425,277)	¥(1,152,049)

Reconciliation of Effective Income Tax Rate

Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 40.6% for the fiscal years ended March 31, 2007, 2008 and 2009. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of operations to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2007, 2008 and 2009 is as follows:

	2007	2008	2009
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Nondeductible expenses	0.2	24.9	(0.2)
Dividends from foreign subsidiaries	0.9	101.8	(0.3)
Foreign tax credit and payments	0.8	10.2	(0.7)
Lower tax rates applicable to income of subsidiaries	(0.5)	(79.0)	—
Minority interests	0.6	143.7	0.6
Change in valuation allowance	7.2	1,400.7	(2.4)
Realization of previously unrecognized tax effects of subsidiaries	—	(5.0)	(1.7)
Nontaxable dividends received	(1.4)	(152.3)	0.5
Impairment of goodwill	—	2,937.4	(19.9)
Undistributed earnings of subsidiaries	0.9	36.3	(1.5)
Tax and interest expense for FIN No. 48	—	8.5	(1.0)
Other—net	(0.6)	8.5	1.0

Effective income tax rate	48.7%	4,476.3%	15.0%

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2008 and 2009 were as follows:

	2008	2009
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥678,935	¥798,020
Operating loss carryforwards	1,059,865	775,298
Loans	28,053	22,637
Accrued liabilities and other	364,009	394,606
Premises and equipment, including sale-and-leaseback transactions	142,861	124,582
Derivative financial instruments	38,068	44,868
Investment securities (including trading account assets at fair value under fair value option at March 31, 2009)	—	809,996
Accrued severance indemnities and pension plans	—	269,799
Valuation allowance(1)	(704,072)	(729,874)

Total deferred tax assets	1,607,719	2,509,932

Deferred tax liabilities:
Investment securities	287,442	—
Intangible assets	299,876	247,003
Lease transactions	54,747	50,965
Accrued severance indemnities and pension plans	107,543	—
Other	72,648	76,972

Total deferred tax liabilities	822,256	374,940

Net deferred tax assets	¥785,463	¥2,134,992

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:

(1)	At March 31, 2008 and 2009, ¥321 billion and ¥329 billion, respectively, of the valuation allowance related to gross deferred tax assets was attributable to the merger with UFJ Holdings and to the acquisition of noncontrolling interest of Mitsubishi UFJ NICOS and MUS. For the fiscal years ended March 31, 2008 and 2009, the tax benefit of ¥12 billion and less than ¥1 billion, respectively, attributed to the merger or the acquisition was recognized by eliminating the valuation allowance and was applied to reduce goodwill.

The valuation allowance was provided primarily against deferred tax assets recorded at MUFG and its subsidiaries with operating loss carryforwards. The amount of the valuation allowance is determined based on a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2008 and 2009 to the extent that it is more likely than not that they will not be realized. The net changes in the valuation allowance for deferred tax assets were an increase of ¥194,609 million and ¥25,802 million for the fiscal years ended March 31, 2008 and 2009, respectively. The increase for the fiscal year ended March 31, 2009 reflected an increased valuation allowance for certain subsidiaries to capture the continuing global economic slowdown. This was partly offset by a decrease in MUFG’s valuation allowance due mainly to future dividend income from the investment in Morgan Stanley.

Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2009, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥21,640 million. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither plans nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.

Operating Loss and Tax Credit Carryforwards

At March 31, 2009, the MUFG Group had operating loss carryforwards of ¥1,830,012 million and tax credit carryforwards of ¥1,423 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2010	¥183,610	¥522
2011	151,530	—
2012	1,029,957	—
2013	218,046	—
2014	28,379	—
2015	128,827	—
2016 and thereafter	68,266	693
No definite expiration date	21,397	208

Total	¥1,830,012	¥1,423

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Uncertainty in Income Tax

The MUFG Group adopted the provisions of FIN No. 48 on April 1, 2007. As a result, the MUFG Group recognized the liability of ¥13,559 million, including interest and penalties, for uncertain tax benefits, which resulted in a decrease to retained earnings by ¥4,091 million. The following is a roll-forward of the MUFG Group’s FIN No. 48 unrecognized tax benefits for the fiscal years ended March 31,2008 and 2009:

	2008	2009
	(in millions)
Balance at beginning of fiscal year	¥34,969	¥44,764
Gross amount of increases for current year’s tax positions	14,764	23,960
Gross amount of increases for prior years’ tax positions	4,202	15,104
Gross amount of decreases for prior years’ tax positions	(3,861)	(5,459)
Net amount of changes relating to settlements with tax authorities	179	447
Decreases due to lapse of applicable statutes of limitations	(1,291)	(14)
Foreign exchange translation	(4,198)	(5,945)

Balance at end of fiscal year	¥44,764	¥72,857

The total amount of unrecognized tax benefits at March 31, 2008 and 2009 that, if recognized, would affect the effective tax rate are ¥11,013 and ¥25,471 million, respectively. The remainder of the uncertain tax positions has offsetting amounts in other jurisdictions or is temporary difference.

The MUFG Group classifies accrued interest and penalties, if applicable, related to income taxes as Income tax expenses. Interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Accrued and other liabilities. The following is a roll-forward of the interest and penalties recognized in the consolidated financial statements for the fiscal years ended March 31, 2008 and 2009:

	2008	2009
	(in millions)
Balance at beginning of fiscal year	¥3,540	¥4,047
Total interest and penalties in the consolidated statements of operations	1,532	2,588
Total cash settlements and foreign exchange translation	(1,025)	(793)

Balance at end of fiscal year	¥4,047	¥5,842

The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2009
United States—Federal	1994 and forward
United States—California	2003 and forward
United States—New York	2001 and forward

The U.S. Federal income tax returns of a certain affiliate for the years 1994 to 2001 have been examined by the Internal Revenue Service (“IRS”) and are currently being appealed. It is reasonably possible that the case will be settled by accepting a settlement offer during the next 12 months. As a result, the total amounts of unrecognized tax benefits may decrease by up to ¥2,416 million and the related accrued interest and penalties may decrease by up to ¥1,334 million. The federal income tax returns for the years 2002 and 2003 are currently under examination.

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

Income (Loss) from Continuing Operations before Income Tax Expense (Benefit)

Income (loss) from continuing operations before income tax expense (benefit) by jurisdiction for the fiscal years ended March 31, 2007, 2008 and 2009 was as follows:

	2007	2008	2009
	(in millions)
Domestic income (loss)	¥894,685	¥(164,500)	¥(1,750,035)
Foreign income	240,246	176,855	22,067

Total	¥1,134,931	¥12,355	¥(1,727,968)

11.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2009, assets mortgaged, pledged, or otherwise subject to lien were as follows:

(in millions)
Trading account securities	¥11,918,919
Investment securities	4,046,148
Loans	6,317,430
Other	78,841

Total	¥22,361,338

The above pledged assets were classified by type of liabilities to which they related as follows:

(in millions)
Deposits	¥484,255
Call money and funds purchased	588,847
Payables under repurchase agreements and securities lending transactions	12,320,598
Other short-term borrowings and long-term debt	8,939,398
Other	28,240

Total	¥22,361,338

In addition, at March 31, 2009, certain investment securities, principally Japanese national government and Japanese government agency bonds and loans, and other assets aggregating ¥19,248,043 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

The MUFG Group engages in on-balance sheet securitizations. Securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above combines the carrying amount of these transactions with the carrying amount of the associated liabilities included in other short-term borrowings and long-term debt.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2008 and 2009, the reserve funds maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥2,359,024 million and ¥2,015,698 million, respectively. Average reserves during the fiscal years ended March 31, 2008 and 2009 were ¥1,565,247 million and ¥1,682,655 million, respectively.

Collateral

The MUFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and notes receivable and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the MUFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2009, the MUFG Group pledged ¥25,093 billion of assets that may not be sold or repledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2008 and 2009, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was approximately ¥26,302 billion(1) and ¥21,632 billion, respectively, of which approximately ¥10,358 billion(2) and ¥6,730 billion, respectively, was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the MUFG Group does not dispose of before the counterparties’ default in accordance with the customary practice within the Japanese banking industry.

Notes:

(1)	The fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged has been restated from approximately ¥25,966 billion to approximately ¥26,302 billion.
(2)	The fair value of the collateral accepted by the MUFG Group that was sold or repledged has been restated from approximately ¥10,228 billion to approximately ¥10,358 billion.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group did not elect to adopt the netting provisions allowed under FSP FIN No. 39-1, which allows an entity to offset the fair value amounts recognized for cash collateral paid or cash collateral received against the fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting agreement. At March 31, 2008 and March 31, 2009, the cash collateral paid, which was included in other assets, was ¥228,188 million and ¥625,931 million, respectively and the cash collateral received, which was included in other liabilities, was ¥406,428 million and ¥389,238 million, respectively.

12.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$101 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2009) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were ¥26,665,839 million and ¥12,687,960 million, respectively, at March 31, 2008, and ¥27,257,532 million and ¥11,546,556 million, respectively, at March 31, 2009.

The maturity information at March 31, 2009 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥37,309,158	¥11,608,323
Due after one year through two years	6,059,004	47,729
Due after two years through three years	3,210,485	91,129
Due after three years through four years	652,509	15,601
Due after four years through five years	742,477	43,615
Due after five years	124,150	1,379

Total	¥48,097,783	¥11,807,776

13.    CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2007, 2008 and 2009 is as follows:

	2007	2008	2009
	(in millions, except percentages and days)
Average balance during the fiscal year:
Call money and funds purchased	¥2,787,474	¥3,426,605	¥3,051,725
Call loans and funds sold	971,791	990,473	1,080,630

Net funds purchased position	¥1,815,683	¥2,436,132	¥1,971,095

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥2,544,637	¥2,288,720	¥2,235,858
Principal range of maturities	1 day to 30 days	1 day to 30 days	1 day to 30 days
Weighted average interest rate	2.33%	1.71%	0.33%
Maximum balance at any month-end during the fiscal year	¥3,078,633	¥4,081,646	¥4,133,609
Weighted average interest rate paid during the fiscal year	1.00%	1.32%	0.82%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

However, excess cash funds of individual trust accounts are often placed with MUTB which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions for the fiscal years ended March 31, 2007, 2008 and 2009 is as follows:

	2007	2008	2009
	(in millions, except percentages)
Average balance outstanding during the fiscal year	¥1,981,427	¥1,653,717	¥1,479,736
Maximum balance at any month-end during the fiscal year	2,229,225	2,171,467	1,796,846
Weighted average interest rate during the fiscal year	0.30%	0.48%	0.46%

15.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2008 and 2009, the MUFG Group had unused lines of credit for short-term financing amounting to ¥9,668,470 million and ¥13,242,174 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2008 and 2009 were comprised of the following:

	2008	2009
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,710,156	¥1,228,573
Borrowings from the Bank of Japan	2,037,400	3,473,323
Borrowings from other financial institutions	202,167	357,150
Other	15,927	122,578

Total domestic offices	3,965,650	5,181,624

Foreign offices:
Commercial paper	1,380,037	1,141,938
Borrowings from other financial institutions	591,244	1,518,991
Other	80,273	24,845

Total foreign offices	2,051,554	2,685,774

Total	6,017,204	7,867,398
Less unamortized discount	311	20

Other short-term borrowings—net	¥6,016,893	¥7,867,378

Weighted average interest rate on outstanding balance at end of fiscal year	1.82%	0.85%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2008 and 2009 was comprised of the following:

	2008	2009
	(in millions)
MUFG:
Obligations under capital leases	¥—	¥51
Unsubordinated debt:
Fixed rate bonds, payable in Japanese yen, due 2009-2011, principally 0.59%-1.21%	549,900	330,000
Subordinated debt(1):
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 2.42%-4.78%(3)	1,500	2,500
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 6.25%(3)	501	491
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%(3)	1,582	1,298
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%(2),(3)	600	421
Floating rate borrowings, payable in Japanese yen, no stated maturity, principally 3.58%-3.70%(3)	16,210	16,210

Total	570,293	350,971

BTMU:
Obligations under capital leases	¥119,166	¥41,158
Obligation under sale-and-leaseback transactions	57,925	56,053
Unsubordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2009-2027, principally 0.60%-2.69%	1,801,293	1,495,272
Fixed rate borrowings, payable in Japanese yen, due 2009-2023, principally 0.25%-4.24%	46,884	30,824
Fixed rate borrowings, payable in US dollars, due 2009-2018, principally 6.37%-7.49%	7,029	2,260
Fixed rate borrowings, payable in other currencies excluding Japanese yen, US dollars, due 2009-2013, principally 4.20%-5.65%(2)	4,675	3,781
Adjustable rate bonds, payable in Japanese yen, due 2014, principally 2.00%(3)	20,000	20,000
Floating rate borrowings, payable in Japanese yen, due 2015, principally 1.02%-1.24%(3)	8,000	5,000
Floating rate borrowings, payable in US dollars, due 2008, principally 4.90%	30,057	—
Floating rate borrowings, payable in other currencies excluding Japanese yen, US dollars, due 2009, principally 1.72%-7.00%(2)	1,446	1,995

Total	1,919,384	1,559,132
Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2010-2020, principally 1.13%-2.75%(3)	667,942	1,244,737
Fixed rate borrowings, payable in Japanese yen, due 2010-2035, principally 1.17%-3.62%(3)	407,000	201,446
Fixed rate bonds, payable in US dollars, due 2010-2011, principally 7.40%-8.40%	408,268	396,111
Fixed rate borrowings, payable in US dollars, due 2009-2013, principally 6.76%-8.36%(3)	275,522	280,177
Adjustable rate bonds, payable in Japanese yen, due 2018-2022, principally 2.00%-2.49%(3)	10,000	142,000
Adjustable rate borrowings, payable in Japanese yen, due 2012-2028, principally 0.81%-2.90%(3)	766,039	800,500
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 1.34%-4.78%(3)	840,449	992,900
Adjustable rate borrowings, payable in US dollars, due 2015-2017, principally 1.55%-2.18%(3)	266,047	241,943
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 2.15%-6.25%(3)	423,303	245,577
Adjustable rate bonds, payable in Euro, due 2015, principally 3.50%(3)	158,190	129,840
Adjustable rate borrowings, payable in Euro, due 2015-2017, principally 2.31%-5.60%(3)	142,371	116,856
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%(3)	208,020	170,740
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2017, principally 2.75%(2),(3)	55,030	38,624
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%(2),(3)	113,062	79,355
Floating rate borrowings, payable in Japanese yen, due 2010-2027, principally 0.95%-1.13%(3)	18,000	18,000
Floating rate borrowings, payable in Japanese yen, no stated maturity, principally 3.58%(3)	150,700	150,700

Total	4,909,943	5,249,506
Obligations under loan securitization transaction accounted for as secured borrowings, due 2009-2044, principally 1.40%-7.02%(3)	3,123,962	3,040,196

Total	10,130,380	9,946,045

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2008	2009
	(in millions)
Other subsidiaries:
Obligations under capital leases	¥31,621	¥24,072
Unsubordinated debt(1):
Fixed rate bonds and notes, payable in Japanese yen, due 2009-2038, principally 0.00%-18.00%	654,493	507,042
Fixed rate bonds and notes, payable in US dollars, due 2009-2038, principally 0.00%-10.00%	12,718	142,906
Fixed rate bonds and notes, payable in Euro, due 2008, principally 1.55%	120	—
Fixed rate bonds and notes, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2009-2038, principally 0.50%-19.50%(2)	4,242	3,061
Floating/Adjustable rate bonds and notes, payable in Japanese yen, due 2009-2038, principally 0.00%-16.00%	1,183,185	1,171,095
Floating/Adjustable rate bonds and notes, payable in US dollars, due 2009-2038, principally 0.00%-22.00%	113,329	168,207
Floating rate bonds and notes, payable in Euro, due 2014, principally 0.00%	2,081	348
Floating rate bonds and notes, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2009-2038, principally 0.00-10.00%(2)	2,109	2,823
Other institutions, due 2035, principally 1.64%-3.58%	7,137	5,725

Total	1,979,414	2,001,207
Subordinated debt(1):
Fixed rate bonds and notes, payable in Japanese yen, due 2009-2018, principally 1.74%-4.00%(3)	220,753	154,732
Fixed rate bonds and notes, payable in US dollars, due 2012-2030, principally 5.25%-10.88%	136,564	116,494
Adjustable rate bonds and notes, payable in Japanese yen, due 2014-2020, principally 0.86%-3.35%(3)	166,500	190,800
Adjustable rate bonds and notes, payable in Japanese yen, no stated maturity, principally 1.16%-3.50%	75,400	147,400
Floating rate bonds and notes, payable in Japanese yen, due 2009-2014, principally 0.26%-2.90%	121,500	192,890
Floating rate bonds and notes, payable in US dollars, due 2009-2010, principally 3.12%-3.44%	—	1,381
Other miscellaneous debt	207	2

Total	720,924	803,699
Obligations under loan securitization transaction accounted for as secured borrowings, due 2009-2015, principally 0.42%-7.29%	242,618	147,294

Total	2,974,577	2,976,272

Total	¥13,675,250	¥13,273,288

Notes:

(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of market indicies.
(2)	Minor currencies, such as British pound, Brazilian real, Chinese yuan, Indonesian rupiah, Hong Kong dollars etc, have been summarized into “Other currencies” classification.
(3)	Classification of Long-term debt by type, interest, due date and currency at March 31, 2008 has been restated as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the fiscal year ended March 31, 2008
	As previously reported	As restated
	(in millions)
MUFG:
Subordinated debt:
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 2.42%-4.78%	¥—	¥1,500
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 6.25%	—	501
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	—	1,582
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%	—	600
Floating rate borrowings, payable in Japanese yen, no stated maturity, principally 3.58%-3.70%	17,710	16,210
Floating rate borrowings, payable in US dollars, no stated maturity, principally 6.25%	501	—
Floating rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	1,582	—
Floating rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%	600	—
BTMU:
Unsubordinated debt:
Adjustable rate bonds, payable in Japanese yen, due 2014, principally 2.00%	—	20,000
Floating rate bonds, payable in Japanese yen, due 2014, principally 1.38%	20,000	—
Floating rate borrowings, payable in Japanese yen, due 2015, principally 1.02%-1.24%	14,336	8,000
Subordinated debt:
Fixed rate bonds, payable in Japanese yen, due 2010-2020, principally 1.13%-2.75%	677,942	667,942
Fixed rate borrowings, payable in Japanese yen, due 2010-2035, principally 1.17%-3.62%	463,676	407,000
Fixed rate borrowings, payable in US dollars, due 2009-2013, principally 6.76%-8.36%	354,916	275,522
Adjustable rate bonds, payable in Japanese yen, due 2018-2022, principally 2.00%-2.49%	—	10,000
Adjustable rate borrowings, payable in Japanese yen, due 2012-2028, principally 0.81%-2.90%	127,800	766,039
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 1.34%-4.78%	—	840,449
Adjustable rate borrowings, payable in US dollars, due 2015-2017, principally 1.55%-2.18%	—	266,047
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 2.15%-6.25%	—	423,303
Adjustable rate bonds, payable in Euro, due 2015, principally 3.50%	—	158,190
Adjustable rate borrowings, payable in Euro, due 2015-2017, principally 2.31%-5.60%	—	142,371
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	—	208,020
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2017, principally 2.75%	—	55,030
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%	—	113,062
Floating rate bonds, payable in Euro, due 2015, principally 3.50%	158,190	—
Floating rate borrowings, payable in Japanese yen, due 2010-2027, principally 0.95%-1.13%	1,590,711	18,000
Floating rate borrowings, payable in Japanese yen, no stated maturity, principally 3.58%	—	150,700
Floating rate borrowings, payable in US dollars, due 2008-2017, principally 3.03%-8.98%	609,957	—
Floating rate borrowings, payable in Euro, due 2015-2017, principally 4.72%-5.27%	350,391	—
Floating rate borrowings, payable other currencies excluding Japanese yen, US dollars, Euro, due 2017, principally 6.10%-6.20%	168,092	—
Obligations under loan securitization transaction accounted for as secured borrowings, due 2009-2044, principally 1.40%-7.02%	3,117,626	3,123,962
Other subsidiaries:
Subordinated debt:
Fixed rate bonds and notes, payable in Japanese yen, due 2009-2018, principally 1.74%-4.00%	240,753	220,753
Adjustable rate bonds and notes, payable in Japanese yen, due 2014-2020, principally 0.86%-3.35%	146,500	166,500

The MUFG Group uses derivative financial instruments for certain debts to manage its interest rate and currency exposures. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2008 and 2009.

Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of maturities of long-term debt subsequent to March 31, 2009:

	MUFG	BTMU	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2010	¥100,020	¥864,411	¥504,408	¥1,468,839
2011	230,015	1,142,506	520,641	1,893,162
2012	9	881,654	302,956	1,184,619
2013	3	678,037	238,349	916,389
2014	2	753,529	119,290	872,821
2015 and thereafter	20,922	5,625,908	1,290,628	6,937,458

Total	¥350,971	¥9,946,045	¥2,976,272	¥13,273,288

16.    SEVERANCE INDEMNITIES AND PENSION PLANS

Defined Benefit Pension Plans

The MUFG Group has funded contributory and non-contributory defined benefit pension plans (“pension benefits”), which cover substantially all of their employees and provide for lifetime annuity payments commencing at age 65 based on eligible compensation at the time of severance, rank, years of service and other factors.

BTMU and certain domestic subsidiaries, MUS, Mitsubishi UFJ NICOS and some subsidiaries of MUFG have non-contributory Corporate Defined Benefit Pension plans (“CDBPs”) which provide benefits to all their domestic employees. MUTB has a contributory CDBP similar to these non-contributory CDBPs.

In addition to the CDBPs, BTMU and MUTB have non-contributory closed Tax-Qualified Pension Plans (“closed TQPPs”), which are defined benefit pension plans that provide benefits to certain retired employees, excluding directors in Japan, based on eligible compensation at the time of severance, years of service and other factors. MUTB also has a contributory closed TQPP in addition to the non-contributory closed TQPPs.

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

Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2007, 2008 and 2009 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2007	2008	2009	2007		2008		2009
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥ 41,123	¥ 38,247	¥ 39,443	¥ 7,956	¥ 969	¥ 7,894	¥ 1,103	¥7,448	¥945
Interest costs on projected benefit obligation	36,203	36,861	32,926	10,706	1,234	11,976	1,502	11,301	1,369
Expected return on plan assets	(71,015)	(72,884)	(68,710)	(16,195)	(1,353)	(18,396)	(1,639)	(16,820)	(1,373)
Amortization of net actuarial loss (gain)	(1,172)	(5,591)	1,653	3,797	530	2,978	500	2,133	320
Amortization of prior service cost	(4,197)	(7,543)	(7,373)	221	(89)	125	(87)	77	(78)
Amortization of net obligation at transition	2,184	493	(5)	5	237	—	240	—	192
Loss (gain) on settlements and curtailment	(3,569)	(6,282)	4,463	—	—	—	—	—	—

Net periodic benefit cost	¥ (443)	¥ (16,699)	¥ 2,397	¥ 6,490	¥ 1,528	¥ 4,577	¥ 1,619	¥ 4,139	¥ 1,375

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2007	2008	2009	2007		2008		2009
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	2.12%	2.27%	1.93%	5.42%	5.15%	5.87%	6.02%	5.74%	6.01%
Discount rates in determining benefit obligation	2.27	2.07	1.66	5.87	6.02	5.74	6.01	5.70	5.77
Rates of increase in future compensation level for determining expense	2.95	2.98	3.10	4.63	—	4.64	—	4.51	—
Rates of increase in future compensation level for determining benefit obligation	2.98	3.10	3.07	4.64	—	4.51	—	4.64	—
Expected rates of return on plan assets	3.36	3.09	3.13	8.13	8.25	8.04	8.25	7.84	8.00

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year, and the effect of a one-percentage-point change in the assumed health care cost trend rate:

	UNBC		Other than UNBC
	2008(1)	2009(1)	2008(1)	2009(1)
Initial trend rate	9.36%	9.36%	9.00%	8.00%
Ultimate trend rate	5.00%	5.00%	5.00%	5.00%
Year the rate reaches the ultimate trend rate	2013	2014	2011	2012

	UNBC		Other than UNBC
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥254	¥(210)	¥53	¥(42)
Effect on postretirement benefit obligation	2,147	(1,825)	510	(407)

Note:

(1)	Fiscal periods of UNBC and foreign subsidiaries end on December 31. Therefore, above tables present the rates and amounts at December 31, 2007 and 2008, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2008 and 2009:

	Domestic subsidiaries				Foreign offices and subsidiaries
	2008		2009		2008		2009
	Non-contributory pension benefits and SIP	Contributory pension benefits	Non-contributory pension benefits and SIP	Contributory pension benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,324,314	¥358,221	¥1,332,116	¥382,611	¥214,794	¥24,609	¥215,559	¥26,028
Adjustments due to adoption of SFAS No. 158 measurement date provisions(1)	—	—	36,715	—	—	—	—	—
Service cost	33,297	4,950	34,044	5,399	7,894	1,103	7,448	945
Interest cost	28,980	7,881	25,778	7,148	11,976	1,502	11,301	1,369
Plan participants’ contributions	—	1,096	—	1,088	—	346	10	439
Acquisitions	270	—	598	—	—	—	—	—
Amendments	(50)	—	(13)	—	—	—	267	—
Actuarial loss	25,624	22,359	50,900	5,645	154	1,604	8,915	1,745
Benefits paid	(60,231)	(11,896)	(54,832)	(12,831)	(6,943)	(1,778)	(6,811)	(1,717)
Lump-sum payment	(21,435)	—	(16,993)	—	(414)	(23)	(156)	(18)
Curtailment loss	1,347	—	382	—	—	—	—	—
Fair value adjustment amount related to UNBC’s privatization	—	—	—	—	—	—	(7,817)	(738)
Translation adjustments	—	—	—	—	(11,902)	(1,335)	(49,193)	(5,063)

Benefit obligation at end of fiscal year	1,332,116	382,611	1,408,695	389,060	215,559	26,028	179,523	22,990

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,724,464	631,807	1,854,921	541,751	244,024	19,631	249,337	19,817
Adjustments due to adoption of SFAS No. 158 measurement date provisions(1)	—	—	(175,680)	—	—	—	—	—
Actual return (loss) on plan assets	143,708	(86,673)	(420,174)	(128,307)	14,526	1,239	(37,479)	(3,366)
Employer contributions	46,131	7,417	45,131	5,639	10,133	1,229	3,051	1,017
Acquisitions	849	—	381	—	—	—	—	—
Plan participants’ contributions	—	1,096	—	1,088	—	346	10	439
Benefits paid	(60,231)	(11,896)	(54,832)	(12,831)	(6,943)	(1,778)	(6,811)	(1,717)
Fair value adjustment amount related to UNBC’s privatization	—	—	—	—	—	—	(13,843)	(1,395)
Translation adjustments	—	—	—	—	(12,403)	(850)	(48,736)	(3,412)

Fair value of plan assets at end of fiscal year	1,854,921	541,751	1,249,747	407,340	249,337	19,817	145,529	11,383

Reconciliation of funded status:
Funded status	522,805	159,140	(158,948)	18,280	33,778	(6,211)	(33,994)	(11,607)
Contributions to or benefits paid from plan assets during the three months ended March 31, 2008	9,332	—	—	—	—	—	—	—

Net amount recognized	¥532,137	¥159,140	¥(158,948)	¥18,280	¥33,778	¥(6,211)	¥(33,994)	¥(11,607)

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥583,251	¥159,140	¥7,335	¥18,280	¥51,579	¥—	¥2,912	¥—
Accrued benefit cost	(51,114)	—	(166,283)	—	(17,801)	(6,211)	(36,906)	(11,607)

Net amount recognized	¥532,137	¥159,140	¥(158,948)	¥18,280	¥33,778	¥(6,211)	¥(33,994)	¥(11,607)

Note:

(1)	For the fiscal year ended March 31, 2009, benefit obligations and plan assets are measured at March 31 in accordance with the measurement date provisions of SFAS No. 158. However, for the fiscal year ended March 31, 2008 and prior fiscal years, benefit obligations and plan assets of BTMU and certain domestic subsidiaries were measured at December 31. The change in benefit obligation and fair value of plan assets during the period from January 1, 2008 to March 31, 2008 are reflected in “Adjustments due to adoption of SFAS No. 158 measurement date provisions.”

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated accumulated benefit obligations of these plans at March 31, 2008 and 2009 were as follows;

	Domestic subsidiaries		Foreign offices and subsidiaries
	2008	2009	2008	2009
	(in millions)
Aggregated accumulated benefit obligations	¥1,687,671	¥1,781,607	¥195,573	¥170,293

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2008 and 2009 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2008	2009	2008	2009
	(in millions)
Projected benefit obligations	¥133,715	¥1,374,296	¥36,067	¥157,314
Accumulated benefit obligations	127,258	1,359,075	35,698	141,260
Fair value of plan assets	82,483	1,214,578	18,291	120,403

In accordance with BTMU’s, MUTB’s, MUS’s, Mitsubishi UFJ NICOS’s and other subsidiaries’ employment practices, certain early-terminated employees are entitled to special lump-sum termination benefits. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2007, 2008 and 2009 were ¥13,137 million, ¥49,054 million and ¥11,247 million, respectively. The ¥49,054 million charged to operations for the fiscal year ended March 31, 2008 mainly consists of ¥36,613 million related to Mitsubishi UFJ NICOS of which ¥9,361 million is included in accrued benefit costs.

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

The following table presents the incremental effect of applying the recognition provision of SFAS No. 158 on individual line items on the consolidated balance sheet at March 31, 2007:

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal year ended March 31, 2009, the MUFG Group adopted the measurement date provision of SFAS No. 158 which changed the measurement date for the plan assets and benefit obligations of BTMU and certain domestic subsidiaries to coincide with the MUFG Group’s fiscal year-end date. The MUFG Group recorded a decrease in beginning balance of retained earnings by ¥132 million, net of taxes, and a decrease in the beginning balance of accumulated other changes in equity from nonowner sources by ¥131,574 million, net of taxes, as a result of adopting this provision.

The following table presents the amounts recognized in accumulated other changes in equity from nonowner sources of the MUFG Group at March 31, 2008 and 2009:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2008	2009	2008		2009
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain)	¥(159,187)	¥729,352	¥30,767	¥6,976	¥71,275	¥9,572
Prior service cost	(80,798)	(72,388)	107	(528)	260	(385)
Net obligation at transition	52	(1)	—	1,162	—	478

Gross pension liability adjustments	(239,933)	656,963	30,874	7,610	71,535	9,665
Taxes	98,103	(261,442)	(11,914)	(2,916)	(28,200)	(3,756)

Net pension liability adjustments	¥(141,830)	¥395,521	¥18,960	¥4,694	¥43,335	¥5,909

The following table presents the changes in equity from nonowner sources in the fiscal year ended March 31, 2008 and 2009:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2008	2009	2008		2009
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Adjustment due to adoption of SFAS No. 158 measurement date provisions	¥—	¥221,504	¥—	¥—	¥—	¥—
Net actuarial loss arising during the year	64,852	673,815	4,433	1,969	62,766	6,481
Prior service cost arising during the year	(137)	320	80	(1)	271	1
Amortization of net actuarial loss (gain)	5,591	(1,653)	(2,978)	(500)	(2,133)	(320)
Amortization of prior service cost	7,543	7,373	(125)	87	(77)	78
Amortization of net obligation at transition	(493)	5	—	(240)	—	(192)
Curtailment and settlement	7,639	(4,468)	—	—	—	—
Fair value adjustment amount related to UNBC’s privatization	—	—	—	—	(7,976)	(1,994)
Foreign currency translation adjustments	—	—	(1,821)	(332)	(12,190)	(1,999)

Total changes in Other comprehensive income	¥84,995	¥896,896	¥(411)	¥983	¥40,661	¥2,055

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the expected amounts that will be amortized from accumulated other changes in equity from nonowner sources as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2010:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥53,264	¥945	¥813
Prior service cost	(9,805)	38	(69)
Net obligation at transition	(1)	—	119

Total	¥43,458	¥983	¥863

Asset allocation

The weighted-average asset allocations of plan assets for the pension benefits and other benefits at March 31, 2008 and 2009 were as follows:

	Domestic subsidiaries		Foreign office and subsidiaries
	2008(1)	2009	2008(1)		2009
Asset category	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
Pension fund
Japanese equity securities(2)	11.89%	10.83%	0.47%	—%	0.60%	—%
Japanese debt securities(3)	22.78	29.14	—	—	—	—
Non-Japanese equity securities	10.12	8.44	63.36	54.00	56.68	54.00
Non-Japanese debt securities	7.16	9.05	27.56	24.00	30.75	23.00
General account of life insurance companies(4)	4.47	7.58	—	22.00	2.25	23.00
Real estate	0.29	0.34	4.28	—	7.08	—
Short-term assets	1.60	1.48	4.33	—	2.64	—
Employee retirement benefit trust, primarily Japanese equity securities	41.69	33.14	—	—	—	—

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Notes:

(1)	Upon the adoption of the SFAS No. 158 measurement date provisions on April 1, 2008, the fair value of plan assets are measured at end of fiscal year, whereas they were measured at December 31 until the adoption date. Therefore, plan assets as of March 31, 2008 above were measured at December 31, 2007.
(2)	Japanese equity securities include common stocks issued by the MUFG Group and their affiliated companies in the amounts of ¥8,161 million (0.34% of plan assets) and ¥6,203 million (0.37% of plan assets) to the pension benefits and SIPs at December 31, 2007 and March 31, 2009, respectively.
(3)	Japanese debt securities include debt securities issued by the MUFG Group and their affiliated companies in the amounts of ¥4,004 million (0.17% of plan assets) and ¥1,904 million (0.11% of plan assets) to the pension benefits and SIPs at December 31, 2007 and March 31, 2009, respectively.
(4)	“General account of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.24% (from April 2007 to March 2008) and 1.17% (from April 2008 to March 2009), which is mainly invested in assets with low market risk such as Japanese debt securities. In terms of pension plan asset allocation, MUFG regards the general account in the same category as Japanese debt securities, because it is generally believed that there is a high degree of correlation between their performances. MUFG carefully monitors life insurance companies by credit rating and other assessments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment policies

MUFG’s investment policy for plan assets is based on an asset liability matching strategy which is intended to maintain adequate liquidity for benefit payments and to achieve a stable increase in the plan assets in the medium and long term through proper risk control and return maximization. As a general rule, investment policies for plan assets are reviewed periodically for some plans and in the following situations for all plans: (1) large fluctuations in pension plan liabilities caused by modifications to pension plans, or (2) changes in the market environment. The plan assets allocation strategies are the principal determinant in achieving expected investment returns on the plan assets. Actual asset allocations may fluctuate within acceptable ranges due to market value variability. Plan assets are managed by a combination of internal and external asset management companies and are rebalanced when market fluctuations cause an asset category to fall outside of its strategic asset allocation range. Performance of each plan asset category is compared against established indices and similar plan asset groups to evaluate whether the risk associated with the portfolio is appropriate for the level of return.

The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2009 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	27.1%	—%	—%
Japanese debt securities	44.9	—	—
Non-Japanese equity securities	15.7	59.0	70.0
Non-Japanese debt securities	8.2	32.5	30.0
Real estate	—	8.5	—
Short-term assets	4.1	—	—

Total	100.0%	100.0%	100.0%

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

structure of their pension and other benefits to those of other companies, while considering their funding policy to maintain a funded status sufficient to meet participants’ benefit obligations, and reduce long-term funding requirements and pension costs. Based on this information, foreign offices and subsidiaries update the expected long-term rate of return.

Cash flows

The MUFG Group expects to contribute to the plan assets for the fiscal year ending March 31, 2010 based upon its current funded status and expected asset return assumptions as follows:

For the pension benefits of domestic subsidiaries	¥37.0 billion
For the pension benefits of foreign offices and subsidiaries	11.0 billion
For the other benefits of foreign offices and subsidiaries	1.2 billion

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2010	¥82,076	¥6,252	¥1,371
2011	82,987	6,109	1,469
2012	83,698	6,723	1,565
2013	84,602	7,091	1,635
2014	85,545	7,889	1,713
Thereafter (2015-2019)	442,396	52,327	9,594

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

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2007, 2008 and 2009 were ¥4,928 million, ¥4,951 million and ¥5,242 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2008 and 2009 were as follows:

	2008	2009
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥581,359	¥727,644
Other	870,368	885,921
Investments in equity method investees	503,536	555,745
Non-interest-earning deposits with the Special Fund and the New Fund (See Note 6)	365,146	372,114
Prepaid benefit cost	793,970	28,527
Cash collateral paid (See Note 11)	228,188	625,931
Other(1)	2,106,744	1,767,599

Total	¥5,449,311	¥4,963,481

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥618,496	¥1,456,738
Other	758,409	691,256
Deferred tax liabilities	113,969	37,797
Allowance for off-balance-sheet credit instruments	97,338	84,609
Accrued benefit cost	84,517	214,796
Minority interests	663,816	232,225
Guarantees and indemnifications	72,831	63,386
Cash collateral received (See Note 11)	406,428	389,238
Accrued and other liabilities(1)	1,872,028	1,886,783

Total	¥4,687,832	¥5,056,828

Note:

(1)	The balances of Other and Accrued and other liabilities at March 31, 2008 have been adjusted from ¥2,105,325 million and ¥1,871,898 million to ¥2,106,744 million and ¥1,872,028 million, respectively. See Note 1 “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” section for the detail.

Investments in equity method investees include marketable equity securities carried at ¥166,400 million and ¥242,263 million at March 31, 2008 and 2009, respectively. Corresponding aggregated market values were ¥173,285 million and ¥251,481 million, respectively.

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other than temporary. As a result of evaluations, the MUFG Group recognized other than temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥11,387 million, ¥57,113 million and, ¥60,871 million for the fiscal years ended March 31, 2007, 2008 and 2009, respectively. The impairment losses are included in Equity in earnings (losses) of equity method investees in the consolidated statements of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.    PREFERRED STOCK

Pursuant to the Articles of Incorporation, MUFG was authorized to issue 120,000,000 shares of Class 3 Preferred Stock, 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, 200,000,000 shares of Class 7 Preferred Stock and 1,000 share of Class 11 Preferred Stock without par value.

All classes of preferred stock are non-voting and have preference over common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of MUFG. They are all non-cumulative and non-participating with respect to dividend payments. Shareholders of Class 3, Class 5 and Class 11 Preferred Stock receive a liquidation distribution at ¥2,500, ¥2,500 and ¥1,000 per share, respectively, and do not have the right to participate in any further liquidation distributions.

The number of preferred stock issued and outstanding at March 31, 2007, 2008 and 2009 was as follows:

	Outstanding at March 31, 2007	Net change	Outstanding at March 31, 2008	Net change	Outstanding at March 31, 2009
			(number of shares)
Preferred stock:
Class 3	100,000,000	—	100,000,000	—	100,000,000
Class 5	—	—	—	156,000,000	156,000,000
Class 8	17,700,000	—	17,700,000	(17,700,000)	—
Class 11	1,000	—	1,000	—	1,000
Class 12	33,700,000	—	33,700,000	(33,700,000)	—

Total	151,401,000	—	151,401,000	104,600,000	256,001,000

None of Class 6 and 7 Preferred Stock has been issued.

The aggregate liquidation preference of preferred stock issued and outstanding at March 31, 2007, 2008 and 2009 was as follows:

	Aggregate amount at March 31, 2007	Net change	Aggregate amount at March 31, 2008	Net change	Aggregate amount at March 31, 2009
	(in millions)
Preferred stock:
Class 3	¥250,000	¥—	¥250,000	¥—	¥250,000
Class 5	—	—	—	390,000	390,000
Class 8	53,100	—	53,100	(53,100)	—
Class 11	1	—	1	—	1
Class 12	33,700	—	33,700	(33,700)	—

Total	¥336,801	¥—	¥336,801	¥303,200	¥640,001

Preferred stock included in Capital stock on the consolidated balance sheets at March 31, 2007, 2008 was ¥247,100 million, which consisted of ¥122,100 million of Class 1, and ¥125,000 million of Class 3 Preferred Stock. Preferred stock included in Capital stock on the consolidated balance sheets at March 31, 2009 was ¥442,100 million, which consisted of ¥122,100 million of Class 1, ¥125,000 million of Class 3 and ¥195,000 million of Class 5 Preferred Stock.

The portion of proceeds from the sale of shares that is designated as capital stock is determined by resolution of the Board of Directors of MUFG, however, at least 50% of the issue price of newly issued shares is

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

required to be designated as capital stock at the time of incorporation or share issuance under the Company Law. Proceeds in excess of amounts designated as capital stock are designated as capital surplus. However, these provisions are not applied in company reorganization, such as merger, company split and share exchange. Preferred Stock Classes 8 through 12 were issued in exchange for UFJ Holdings’ preferred stock and recorded in Capital surplus.

On April 2, 2001, MUFG issued 81,400 shares of Class 1 Preferred Stock at an aggregate issue price of ¥244,200 million. ¥122,100 million was included in Preferred stock and the remaining amount was included in Capital surplus, net of stock issue expenses. MUFG redeemed 40,700 shares during the fiscal year ended March 31, 2005 and the remaining 40,700 shares during the fiscal year ended March 31, 2006. At each redemption, Capital surplus decreased by ¥122,100 million, totaling ¥244,200 million, as provided in the Commercial Code of Japan (“Code”) and the Articles of Incorporation of MUFG.

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

On August 1, 2008, 17,700,000 shares of Class 8 Preferred Stock were exchanged for 43,895,180 shares of common stock.

On September 25, 2008, 17,700,000 shares of Class 8 Preferred Stock, which had been recorded as treasury stock, were retired.

On September 30, 2008, 22,400,000 shares of Class 12 Preferred Stock were exchanged for 28,140,710 shares of common stock.

On October 31, 2008, 22,400,000 shares of Class 12 Preferred Stock, which had been recorded as treasury stock, were retired.

On November 17, 2008, MUFG issued 156,000,000 shares of Class 5 Preferred Stock at ¥ 2,500 per share, the aggregate amount of the issue price being ¥390.0 billion.

Through the period from February 3, 2009 to February 16, 2009, 11,300,000 shares of Class 12 Preferred Stock were exchanged for 14,681,040 shares of common stock.

On February 27, 2009, 11,300,000 shares of Class 12 Preferred Stock, which had been recorded as treasury stock, were retired.

Preferred Stock Issued as of March 31, 2009

Class 3 Preferred Stock

Class 3 Preferred Stock is redeemable at the option of MUFG. At the time of issuance, the Board of Directors determines an issue price, an annual dividend, and redemption terms, including a redemption price.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class 5 Preferred Stock

Class 5 Preferred Stock is redeemable at the option of MUFG. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed ¥250 per share), and redemption terms, including a redemption price.

Class 5 Preferred Stock was issued by means of a third party allocation to Nippon Life Insurance Company, Meiji Yasuda Life Insurance Company, TAIYO LIFE INSURANCE COMPANY, DAIDO LIFE INSURANCE COMPANY, Tokio Marine & Nichido Fire Insurance Co., Ltd., NIPPONKOA Insurance Company, Limited and Aioi Insurance Company, Limited. The preferred stock does not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set to be ¥115 per share annually, except as of March 31, 2009. Preferred dividends were ¥43 per share as of March 31, 2009.

Class 11 Preferred Stock

Class 11 preferred stockholders are entitled to receive annual non-cumulative dividends of ¥5.30 per share with priority over common stockholders.

Class 11 Preferred Stock is convertible into fully paid shares of MUFG common stock at the election of holders from establishment of MUFG to July 31, 2014, except during certain excluded periods, at an initial conversion price of ¥918.70 per share of common stock, subject to anti-dilution adjustments. The conversion price was subject to reset annually on July 15 from 2006 to 2013 to the average market price of the common stock for the 30 trading day period, if the average market price was less than the conversion price prior to the reset but not less than ¥918.70 per share. The acquisition price and the acquisition floor price of Class 11 Preferred Stock were adjusted as ¥889.60 per share on December 15, 2008, and ¥888.40 per share on January 14, 2009, in accordance with the provisions relating to the adjustment of the acquisition price set forth in the terms and conditions of Class 11 Preferred Stock.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the unamortized discount arising from beneficial conversion features of the preferred stock during the fiscal years ended March 31, 2007, 2008 and 2009 were as follows:

	Class 8	Class 11	Class 12	Total
	(in millions)
Fiscal year ended March 31, 2008:
Balance at March 31, 2007	¥4,490	¥1	¥12,237	¥16,728
Amortization to retained earnings	(3,330)	—	(4,579)	(7,909)

Balance at March 31, 2008	¥1,160	¥1	¥7,658	¥8,819

Fiscal year ended March 31, 2009:
Balance at March 31, 2008	¥1,160	¥1	¥7,658	¥8,819
Addition on conversion price/ratio reset	—	—	659	659
Amortization to retained earnings	(1,160)	(1)	(3,618)	(4,779)
Charged to retained earnings on conversion of preferred stock	—	—	(4,699)	(4,699)

Balance at March 31, 2009	¥—	¥—	¥—	¥—

19.    COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
	(shares)
Balance at beginning of fiscal year	10,247,851,610	10,861,643,790	10,861,643,790
Issuance of new shares of common stock by conversion of Class 8 Preferred Stock	16,474,000	—	43,895,180
Issuance of new shares of common stock by conversion of Class 9 Preferred Stock	145,532,000	—	—
Issuance of new shares of common stock by conversion of Class 10 Preferred Stock	273,899,000	—	—
Issuance of new shares of common stock by conversion of Class 12 Preferred Stock	177,887,180	—	42,821,750
Issuance of new shares of common stock by way of Offering (Public Offering)	—	—	634,800,000
Issuance of new shares of common stock by way of Third-Party Allotment	—	—	65,200,000

Balance at end of fiscal year	10,861,643,790	10,861,643,790	11,648,360,720

Under the Company Law, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Company Law permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Company Law (see Note 1). Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. BTMU and MUTB from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTMU and MUTB at March 31, 2009, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings (accumulated deficit).

The Company Law permits that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among these accounts under certain conditions upon the approval of a shareholders’ meeting. The Company Law limits the increase of paid in capital in case disposition of treasury stock and issuance of common stock are performed at the same time.

Common Stock Issued during the fiscal year ended March 31, 2009

On December 15, 2008, MUFG issued 634,800,000 shares of common stock by way of offering and sold 300,000,000 shares of common stock through a secondary offering of shares by way of sale of Treasury stock. Both types of stock were offered at ¥399.80 per share (issue price and selling price at ¥417.00 per share) for ¥253,793 million and ¥119,940 million, respectively. As a result, ¥29,811 million was included in Capital stock, and the same amount was also included in Capital surplus.

On December 16, 2008, MUFG sold 65,200,000 shares of common stock through a secondary offering of shares by way of over-allotment, in which an underwriter borrows securities from certain shareholder(s) of MUFG to sell the shares, at a selling price of ¥417.00 per shares for ¥27,188 million. In connection with the secondary offering by way of over-allotment, on January 14, 2009, MUFG issued 65,200,000 new shares of common stock by way of third-party allotment at ¥399.80 per share for ¥26,067 million. As a result, ¥13,033 million was included in Capital stock, and the same amount was also included in Capital surplus.

As for Capital surplus, the fee retained by MUFG’s subsidiary as underwriting compensation, net of stock issue expense, was included in the total Capital surplus balance in addition to the balance mentioned above.

Treasury Stock

The Company Law permits Japanese companies to effect purchases of their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as their treasury stock indefinitely regardless of purpose. However, the Company Law requires the amount of treasury stock purchased should be within the amount of retained earnings available for dividends. Disposition of treasury stock is subject to the approval of the Board of Directors and is to follow the procedures similar to a public offering of shares for subscription.

UFJ Holdings was a recipient of public funds from the RCC. These public funds were injected in the form of a preferred stock investment and UFJ preferred stock was exchanged as part of the merger for newly issued preferred stock of MUFG.

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

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2009, certain subsidiaries and affiliated companies owned shares of common stock of MUFG. Such shares are included in treasury stock in the consolidated balance sheets and deducted from the MUFG Group’s shareholders’ equity.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.    RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

In addition to the Company Law, Japanese banks, including BTMU and MUTB, are required to comply with the Banking Law of Japan (the “Banking Law”).

Legal Reserve Set Aside as Appropriation of Retained Earnings and Legal Capital Surplus

Under the Company Law

The Company Law provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Company Law.

Under the Banking Law

The Banking Law provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Company Law.

Transfer of Legal Reserve

Under the Company Law

Under the Company Law, Japanese companies, including MUFG, were permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 25% of stated capital as defined in the Company Law.

Under the Company Law, Japanese companies, including MUFG, BTMU and MUTB, are permitted, primarily pursuant to a resolution by the shareholders at a general meeting, to transfer legal capital surplus and legal reserve to stated capital and/or retained earnings without limitations of thresholds, thereby effectively removing the thresholds provided for in the Company Law and Banking Law at the company’s discretion.

Under the Banking Law

Under the Banking Law, Japanese banks, including BTMU and MUTB, were permitted, pursuant to a resolution by the shareholders at a general meeting, to make legal reserve set aside as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Company Law.

Unappropriated Retained Earnings (Accumulated Deficit) and Dividends

In addition to the provision that requires an appropriation for legal reserve as described above, the Company Law and the Banking Law impose certain limitations on the amount available for dividends.

Under the Company Law, the amount available for dividends is based on the amount recorded in MUFG’s general books of account maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The adjustments included in the accompanying consolidated financial statements but not

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recorded in MUFG’s general books of account, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the Company Law. Under the Banking Law, MUFG, BTMU and MUTB have to meet the minimum capital adequacy requirements and distributions of retained earnings of MUFG, BTMU and MUTB, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purpose.

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

MUFG’s amount available for dividends, at March 31, 2009, was ¥4,470,846 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.

Annual dividends, including those for preferred stock, are approved by the shareholders at an annual general meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semi-annual interim dividend payment may be made by resolution of the Board of Directors, subject to limitations imposed by the Company Law and the Banking Law.

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

In Japan, MUFG, BTMU, and MUTB are subject to regulatory capital requirements promulgated by the FSA in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with foreign offices conducting international operations, as defined, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations conducted by foreign offices.

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, a minimum capital ratio of 8.0% is required.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Basel Committee on Banking Supervision of the Bank for International Settlements (“BIS”) sets capital adequacy standards for all internationally active banks to ensure minimum level of capitals.

The Basel Committee worked over recent years to revise the 1988 Accord, and in June 2004, “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” called Basel II was released. MUFG calculated capital ratios as of March 31, 2008 and 2009 in accordance with Basel II.

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

“Credit Risk”

The revised Framework provides options for determining the risk-weighted assets for credit risk to allow banks to select approaches that are most appropriate for their level of risk assessment while the Basel I Framework provided a sole measurement approach. Banks choose one of three approaches: “Standardized Approach”, “Foundation Internal Ratings-Based Approach (“FIRB”)” or “Advanced Internal Ratings-Based Approach (“AIRB”)”.

“Market Risk”

In the “Amendment to the Capital Accord to incorporate market risks” of the year 1996, a choice between two methodologies “the Standardized Methodology” and “Internal Models Approach” is permitted. “Combination of Internal Models Approach and the Standardized Methodology” is also allowed under certain conditions. This is unchanged in Basel II.

“Operational Risk”

Operational risk, which is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, is newly added in Basel II. Basel II presents three methods for calculating operational risk capital charges: (i) the Basic Indicator Approach; (ii) the Standardized Approach; or (iii) Advanced Measurement Approaches (“AMA”). Banks adopt one of the three approaches to determine the risk-weighted assets for operational risk.

Banks need to obtain approval from their supervisors prior to adopting the following approaches to calculate capital requirements for each risk:

•	the Internal Ratings-Based (“IRB”) Approach for credit risk

•	the Internal Models Approach for market risk

•	the Standardized Approach and AMA for operational risk

On the other hand, as for the numerator of the capital ratio, Basel II takes over in principle the eligible regulatory capital stipulated in Basel I.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III capital and deductions from capital.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In Basel II, MUFG, and most of its major subsidiaries, adopted FIRB as of March 31, 2008 and adopted AIRB as of March 31, 2009 to calculate capital requirements for credit risk. MUFG adopted the Standardized Approach to calculate capital requirements for operational risk, as of March 31, 2008 and 2009. As for market risk, MUFG adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Methodology to calculate specific risk, as of March 31, 2008 and 2009.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The risk-adjusted capital amounts and ratios of MUFG, BTMU and MUTB presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2008:
Total capital (to risk-weighted assets):
MUFG	¥12,215,857	11.19%	¥8,726,050	8.00%
BTMU	10,611,064	11.20	7,574,951	8.00
MUTB	1,650,220	13.13	1,005,213	8.00
Tier I capital (to risk-weighted assets):
MUFG	8,293,762	7.60	4,363,025	4.00
BTMU	7,037,578	7.43	3,787,475	4.00
MUTB	1,248,993	9.94	502,607	4.00
At March 31, 2009:
Total capital (to risk-weighted assets):
MUFG	¥11,478,440	11.77%	¥7,799,477	8.00%
BTMU	9,637,052	12.02	6,413,908	8.00
MUTB	1,447,919	12,70	911,627	8.00
Tier I capital (to risk-weighted assets):
MUFG	7,575,189	7.76	3,899,738	4.00
BTMU	6,127,624	7.64	3,206,954	4.00
MUTB	1,159,785	10.17	455,814	4.00

Stand-alone:
At March 31, 2008:
Total capital (to risk-weighted assets):
BTMU	¥9,675,813	11.44%	¥6,760,684	8.00%
MUTB	1,607,250	12.87	998,714	8.00
Tier I capital (to risk-weighted assets):
BTMU	6,467,550	7.65	3,380,342	4.00
MUTB	1,192,890	9.55	499,357	4.00
At March 31, 2009:
Total capital (to risk-weighted assets):
BTMU	¥9,431,674	12.74%	¥5,920,101	8.00%
MUTB	1,411,772	12.49	903,726	8.00
Tier I capital (to risk-weighted assets):
BTMU	6,175,439	8.34	2,960,050	4.00
MUTB	1,112,966	9.85	451,863	4.00

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2008 and 2009, MUS’s capital accounts less certain fixed assets of ¥619,275 million and ¥502,823 million, were 299.4% and 353.7% of the total amounts equivalent to market, counterparty credit and operations risks, respectively.

Management believes, as of March 31, 2009, that MUFG, BTMU, MUTB and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

United States of America

In the United States of America, UNBC and its banking subsidiary Union Bank, N.A. (On December 18, 2008, Union Bank changed its name from Union Bank of California, N.A.), BTMU’s largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, UNBC and Union Bank must meet specific capital guidelines that involve quantitative measures of UNBC’s and Union Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under U.S. regulatory accounting practices. UNBC’s and Union Bank’s capital amounts and Union Bank’s prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require UNBC and Union Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to quarterly average assets (as defined).

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

The figures on the tables below are calculated according to Basel I as Basel II is not yet effective in the U.S. UNBC’s and the Union Bank’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UNBC:
At December 31, 2007:
Total capital (to risk-weighted assets)	$6,124	11.21%	$4,369	8.00%
Tier I capital (to risk-weighted assets)	4,534	8.30	2,184	4.00
Tier I capital (to quarterly average assets)(1)	4,534	8.27	2,194	4.00
At December 31, 2008:
Total capital (to risk-weighted assets)	$7,240	11.63%	$4,980	8.00%
Tier I capital (to risk-weighted assets)	5,467	8.78	2,490	4.00
Tier I capital (to quarterly average assets)(1)	5,467	8.42	2,597	4.00

Note:

(1)	Excludes certain intangible assets.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Union Bank:
At December 31, 2007:
Total capital (to risk-weighted assets)	$5,631	10.38%	$4,339	8.00%	$5,423	10.00%
Tier I capital (to risk-weighted assets)	4,449	8.20	2,169	4.00	3,254	6.00
Tier I capital (to quarterly average assets)(1)	4,449	8.20	2,171	4.00	2,714	5.00
At December 31, 2008:
Total capital (to risk-weighted assets)	$6,831	11.01%	$4,962	8.00%	$6,203	10.00%
Tier I capital (to risk-weighted assets)	5,380	8.67	2,481	4.00	3,722	6.00
Tier I capital (to quarterly average assets)(1)	5,380	8.31	2,590	4.00	3,237	5.00

Note:

(1)	Excludes certain intangible assets.

Management believes, as of December 31, 2008, that UNBC and Union Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007 and 2008, the most recent notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized Union Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” Union Bank must maintain a minimum total risk-based capital ratio of 10%, a Tier I risk-based capital ratio of 6%, and a Tier I leverage ratio of 5% as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank’s category.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.    EARNINGS (LOSS) PER COMMON SHARE

Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic earnings (loss) per common share to the adjusted amounts for the computation of diluted earnings (loss) per common share for the fiscal years ended March 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009
	(in millions)
Income (loss) (Numerator):
Income (loss) from continuing operations	¥582,105	¥(540,690)	¥(1,468,040)
Loss from discontinued operations—net	(817)	(1,746)	—

Net income (loss)	581,288	(542,436)	(1,468,040)
Income allocable to preferred shareholders:
Cash dividends paid	(13,629)	(6,669)	(6,399)
Beneficial conversion feature	(267,432)	(7,909)	(9,478)
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 3)	—	—	(7,676)

Net income (loss) available to common shareholders	300,227	(557,014)	(1,491,593)

Effect of dilutive instruments:
Convertible debt—MUS	(985)	—	—
Stock options—UNBC	(835)	—	—

Net income (loss) available to common shareholders and assumed conversions	¥298,407	¥(557,014)	¥(1,491,593)

	2007	2008	2009
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	10,053,408	10,305,911	10,821,091
Effect of dilutive instruments:
Convertible preferred stock	1	—	—

Weighted average common shares for diluted computation	10,053,409	10,305,911	10,821,091

	2007	2008	2009
	(in yen)
Earnings (loss) per common share:
Basic earnings (loss) per common share:
Income (loss) from continuing operations available to common shareholders	¥29.94	¥(53.88)	¥(137.84)
Loss from discontinued operations	(0.08)	(0.17)	—

Net income (loss) available to common shareholders	¥29.86	¥(54.05)	¥(137.84)

Diluted earnings (loss) per common share:
Income (loss) from continuing operations available to common shareholders	¥29.76	¥(53.88)	¥(137.84)
Loss from discontinued operations	(0.08)	(0.17)	—

Net income (loss) available to common shareholders	¥29.68	¥(54.05)	¥(137.84)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal year ended March 31, 2007, Class 11 Preferred Stock,  1/4% Convertible Bonds due 2014 issued by MUS and stock options issued by MUS and UNBC that could potentially dilute earnings per common share in the future were included in the computation of diluted earnings per common share. Class 8, Class 9, Class 10, and Class 12 Preferred Stock, convertible preferred stock issued by The Senshu Bank Ltd. (“Senshu Bank”) and Mitsubishi UFJ NICOS and certain stock options issued by UNBC and MU Hands-on Capital Ltd. could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

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

For the fiscal year ended March 31, 2009, Class 11 Preferred Stock, convertible preferred stock issued by Senshu Bank and Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. and stock options issued by MUFG, kabu.com Securities, MU Hands-on Capital Ltd. and FOODSNET Corporation could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

In computing the number of the potentially dilutive common shares for the fiscal year ended March 31, 2007, Class 11 Preferred Stock has been based on the conversion price at March 31, 2007 (i.e., ¥918.7).

23.    DERIVATIVE FINANCIAL INSTRUMENTS

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

For the fiscal years ended March 31, 2008 and 2009, except for derivative transactions conducted by certain foreign subsidiaries, the MUFG Group accounted for derivatives held for risk management purposes as trading positions and measured them at fair value.

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

Credit Derivatives

The MUFG Group enters into credit derivatives to manage credit risk exposures, to facilitate client transactions, and for proprietary trading purpose, under which they provide counterparties protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. Types of these credit derivatives include principally single name credit default swaps, index and basket credit default swaps and credit-linked notes. The MUFG Group will have to perform under a credit derivative if a credit event as defined under

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the contract occurs. Such credit events include bankruptcy, dissolution or insolvency of the referenced entity, default and restructuring of the obligations of the referenced entity. The MUFG Group’s counterparties are banks, broker-dealers, insurance and other financial institutions. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of March 31, 2009:

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
	Less than 1 year	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)

	(in millions)
Single name credit default swaps:
Investment grade(2)	¥212,209	¥1,895,384	¥57,741	¥2,165,334	¥136,879
Non-investment grade	29,923	257,401	1,277	288,601	38,339
Not rated	—	15,911	—	15,911	595

Total	242,132	2,168,696	59,018	2,469,846	175,813

Index and basket credit default swaps held by BTMU:
Investment grade(2)	45,429	450,247	7,835	503,511	27,096
Non-investment grade	1,991	39,555	—	41,546	4,521
Not rated	—	17,342	—	17,342	9,922

Total	47,420	507,144	7,835	562,399	41,539
Index and basket credit default swaps held by MUS:
Investment grade(2)	10,000	393,922	2,000	405,922	40,838
Non-investment grade	—	5,000	—	5,000	1,920
Not rated	—	1,291	—	1,291	(3)

Total	10,000	400,213	2,000	412,213	42,755
Index and basket credit default swaps held by MUTB:
Normal	42,000	30,000	—	72,000	3,241
Close Watch(3)	3,000	3,000	—	6,000	1,361

Total	45,000	33,000	—	78,000	4,602

Total index and basket credit default swaps sold	102,420	940,357	9,835	1,052,612	88,896

Total credit default swaps sold	¥344,552	¥3,109,053	¥68,853	¥3,522,458	¥264,709

Credit-linked notes(4)	¥1,455	¥71,597	¥229,800	¥302,852	¥(220,416)

Notes:

(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)	Reference entities classified as “Close Watch” require close scrutiny because their business performance is unstable or their financial condition is unfavorable.
(4)	Fair value amounts shown represent the fair value of the hybrid instruments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Single name credit default swaps — A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium over the life of the contracts and is protected for the period. The MUFG Group in turn will have to perform under a credit default swap if a credit event as defined under the contracts occurs. In order to provide an indication of the current payment/performance risk of the credit default swaps, the external credit ratings, primarily Moody’s and S&P credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Index and basket credit default swaps — Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of underlying names, the MUFG Group will have to pay a pro rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment/performance risk of these credit default swaps, BTMU and MUS ratings scale is based upon the entity’s internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed. The current payment/performance risk of these credit default swaps, MUTB rating scale is based upon the entity’s internal ratings, which is the same credit rating system utilized for estimating probabilities of default within its loan portfolio.

Credit-linked notes (“CLNs”) — The MUFG Group has invested in CLNs, which are hybrid instruments containing embedded derivatives, in which credit protection has been sold to the issuer of the note. If there is a credit event of a reference entity underlying the CLN, the principal balance of the note may not be repaid in full to the Company. As part of its financing activities, MUS and other securities subsidiaries in Japan and overseas issue CLNs.

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. At March 31, 2009, the carrying value and notional value of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥201 billion and ¥2,605 billion, respectively.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

UNBC

Derivative positions are integral components of UNBC’s designated asset and liability management activities. UNBC uses interest rate derivatives to manage the sensitivity of UNBC’s net interest income to changes in interest rates. These instruments are used to manage interest rate risk relating to specified groups of assets and liabilities, primarily London Interbank Offered Rate (“LIBOR”)-based commercial loans, certificates of deposit and subordinated debt.

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans and Certificates of Deposit and Other Time Deposits

UNBC engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., U.S. dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument are identical. Cash flow hedging strategies include the utilization of purchased floor, cap, collar and corridor options and interest rate swaps. At December 31, 2008, the weighted average remaining life of the currently active (excluding any forward positions) cash flow hedges was approximately 1.1 years.

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

Hedging transactions are structured at inception so that the notional amounts of the hedge are matched with an equal principal amount of loans or CDs, the index and repricing frequencies of the hedge match those of the loans or CDs, and the period in which the designated hedged cash flows occurs is equal to the term of the hedge. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedge versus those of the loans or CDs. For the year ended December 31, 2008, UNBC recognized a net gain of ¥55 million due to ineffectiveness, which is recognized in other noninterest expense, compared to a net gain of ¥12 million for the year ended December 31, 2006 and a net loss of ¥2 million for the year ended December 31, 2007.

For cash flow hedges, based upon amounts included in accumulated other changes in equity from nonowner sources at March 31, 2009, the MUFG Group expects to realize approximately ¥11 billion in net interest income for the fiscal year ending March 31, 2010. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2009.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Hedges

Economic Hedging Strategy for “MarketPath” Certificates of Deposit

UNBC engages in an economic hedging strategy in which interest bearing CDs issued to customers, which are tied to the changes in the Standard and Poor’s 500 index (“S&P 500”), are exchanged for a fixed rate of interest. UNBC accounts for the embedded derivative in the CDs at fair value. A total return swap that encompasses the value of a series of options that had individually hedged each CD is valued at fair value. The change in fair value of the embedded derivative and the hedging instrument are recognized as interest expense.

Hedging Strategy for Subordinated Debt

UNBC engages in an interest rate hedging strategy in which one or more interest rate swaps are associated with a specified interest bearing liability, UNBC’s ten-year, subordinated debt issuance, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

The fair value hedging transactions for the issuances of the subordinated debt were structured at inception to mirror all of the provisions of the subordinated debt, which allows UNBC to assume that no ineffectiveness exists.

Other

UNBC uses To-Be-Announced (“TBA”) contracts to fix the price and yield of anticipated purchases or sales of mortgage-backed securities that will be delivered at an agreed upon date. This strategy hedges the risk of variability in the cash flows to be paid or received upon settlement of the TBA contract.

24.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance-sheet credit-related supports and similar instruments, in order to meet the customers’ financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2008 and 2009. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The MUFG Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes guarantees of ¥187.3 billion and ¥189.0 billion at March 31, 2008 and 2009, respectively, which are participated out to third parties. The contractual or notional amounts summarized in

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period

At March 31, 2008:		Less than 1 year	1-5 years	Over 5 years
	(in billions)
Standby letters of credit and financial guarantees	¥5,254	¥2,262	¥1,527	¥1,465
Performance guarantees	2,351	1,495	718	138
Derivative instruments	59,295	34,131	22,270	2,894
Guarantees for the repayment of trust principal	1,468	206	1,254	8
Liabilities of trust accounts	4,085	3,046	168	871
Other	720	720	—	—

Total	¥73,173	¥41,860	¥25,937	¥5,376

	Maximum potential/ Contractual or Notional amount	Amount by expiration period

At March 31, 2009:		Less than 1 year	1-5 years	Over 5 years
	(in billions)
Standby letter of credit and financial guarantees	¥4,550	¥2,095	¥1,113	¥1,342
Performance guarantees	2,489	1,573	785	131
Derivative instruments	67,954	29,656	34,946	3,352
Guarantee for repayment of trust principal	1,234	173	1,055	6
Liabilities of trust accounts	3,158	2,098	382	678
Others	128	128	—	—

Total	¥79,513	¥35,723	¥38,281	¥5,509

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

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in FIN No. 45 include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees as prescribed in FIN No. 45, the MUFG Group has to track whether the counterparties are actually exposed to the losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FIN No. 45, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2009 are excluded from this presentation, as they are disclosed in Note 23.

Guarantees for the repayment of trust principal include guarantees which the MUFG Group provides for the repayment of principal of certain types of trust products, including certain jointly operated designated money in trusts and loan trusts. The MUFG Group manages and administers trust assets in a capacity of agent or fiduciary on behalf of its customers and trust assets are segregated from the assets of the MUFG Group, which keeps separate records for the trust activities. The MUFG Group, in principle, does not assume any risks associated with the trust assets under management, however, as permitted by applicable laws, the MUFG Group provides guarantees for the repayment of principal of such trust products. At March 31, 2008 and 2009, the contract amounts of such guarantees for repayment of trust principal were ¥1,468 billion and ¥1,235 billion, respectively. The accounting methods used for the segregated records of trust activities are different from financial accounting principles and practices. However, the MUFG Group follows an approach similar to those used for its own assets to identify an impairment of an asset included in the trusts with guaranteed principal, with inherent variations applicable to trust accounting. Amounts of loans deemed to be impaired are written off directly and are charged to the trust account profits earned during the trust accounting period. Write-downs of securities are also directly charged to the trust account profits. The amounts of trust assets written-off in the segregated records were ¥9 million and ¥9 million, for the fiscal years ended March 31, 2008 and 2009, respectively. These amounts were reflected in the segregated records as deductions before net profits earned by trust accounts for the accounting period. In addition, a part of trust account profits is set aside as a reserve to absorb losses in the trust asset portfolios in the segregated records in accordance with relevant legislation concerning the trust business and/or trust agreements. Statutory reserves for loan trusts are established at a rate of 4.0% of the trust fees up to the amounts of 0.5% of the trust principal in accordance with the legislation. Reserves for jointly operated designated money in trusts are established at a rate of 0.3% of the balance of loans and other assets in the trust account assets in accordance with the related trust agreement. The amounts of such reserves set aside in the segregated records were ¥1,839 million and ¥1,196 million at March 31, 2008 and 2009, respectively. The MUFG Group is required to provide an allowance for off-balance-sheet instruments on such guarantees in the financial statements only when the principal is deemed to be impaired. Management believes that the MUFG Group will not incur any losses on the guarantees.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, unless there are the certain agreements with trust creditors that have provisions limiting the MUFG Group’s responsibility as a trustee to the trust account assets. A trust may incur external liabilities to obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account does not maintain sufficient liquidity available for such liabilities unless the agreement with trust creditors does not limit the trustee’s responsibility to the trust account assets. At March 31, 2008 and 2009, there were liabilities of ¥4,085 billion and ¥3,158 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets; the MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other includes security lending indemnifications. Security lending indemnifications are the indemnifications for institutional customers of securities lending transactions against counterparty default. All lending transactions are collateralized, primarily by cash.

Carrying Amount

At March 31, 2008 and 2009, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,145,698 million and ¥1,364,620 million, respectively, which are included in Other liabilities and Trading account liabilities. However, credit derivatives sold by the MUFG Group at March 31, 2009 are excluded from this presentation, as they are disclosed as Fair Value in Note 23. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of ¥58,316 million and ¥46,757 million, respectively, related to these transactions.

Performance Risk

The MUFG Group monitors the performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default within its loan portfolio. The MUFG Group credit rating system is consistent with both the method of evaluating credit risk under Basel II and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category.

Presented in the table below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2009. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2009:	Maximum potential/ Contractual or Notional amount	Normal	Close watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,550	¥4,213	¥307	¥18	¥12
Performance guarantees	2,489	2,368	106	5	10

Total	¥7,039	¥6,581	¥413	¥23	¥22

Notes:

(1)	Borrowers classified as “Close watch” require close scrutiny because their business performance is unstable or their financial condition is unfavorable.
(2)	Borrowers classified as “Likely to become Bankrupt” are not yet bankrupt, but are in financial difficulty with poor progress in achieving their business restructuring plans or are likely to bankrupt in the future. Borrowers classified as “Legally or Virtually Bankrupt” are considered to be legally bankrupt or are virtually bankrupt.

The guarantees the MUFG Group does not classify based upon internal credit ratings are as follows.

The MUFG Group records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The MUFG Group also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

not limited to, offsetting economic hedge positions. The MUFG Group expects the risk of loss to be remote and believes that the notional amounts of the derivative contracts generally exceed its exposure.

Guarantees for the repayment of trust principal include guarantees which the MUFG Group provides for the repayment of principal of certain types of trust products, including certain jointly operated designated money in trusts and loan trusts. The MUFG Group stably manages and administers such trust products with attention to risk and the profitability of trust assets. Management believes that the MUFG Group will not incur any losses on the guarantees.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets.

The MUFG Group conducts securities lending transactions for institutional customers as a fully disclosed agent. At times, securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event the borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. All lending transactions are collateralized, primarily by cash. At March 31, 2009, the MUFG Group had no exposure that would require it to pay under this securities lending indemnification, since the collateral market value exceeds the securities lent.

Other Off-balance-sheet Instruments

In addition to obligations under guarantees set forth above, the MUFG Group issues other off-balance-sheet instruments for purposes other than trading. Such off-balance-sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these financial instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2009, approximately 73% of these commitments will expire within one year, 25% from one year to five years and 2% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2008 and 2009:

	2008	2009
	(in billions)
Commitments to extend credit	¥61,906	¥59,373
Commercial letters of credit	762	530
Commitments to make investments	114	144
Other	26	8

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

Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the MUFG Group has significant variable interests, are described in Note 25.

25.    VARIABLE INTEREST ENTITIES

In the normal course of its business, the MUFG Group has financial interests in various entities which may be deemed to be variable interest entities (“VIEs”) such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, and entities created for the securitization of the MUFG Group’s assets.

The following tables present the total assets of consolidated and non-consolidated VIEs, as well as the maximum exposure to loss to non-consolidated VIEs at March 31, 2008. In addition, the following tables present the assets and liabilities of consolidated VIEs, the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from its involvement with non-consolidated VIEs, and the assets and liabilities of non-consolidated VIEs recorded on the consolidated balance sheet at March 31, 2009.

Consolidated VIEs
At March 31, 2008:	Consolidated assets
	(in millions)
Asset-backed conduits	¥6,693,615
Securitization conduits of client properties	1,012
Investment funds	1,842,667	(1)
Special purpose entities created for structured financing	121,574	(2)
Repackaged instruments	121,951	(3)
Securitization of the MUFG group’s assets	3,466,385
Others	328,422	(4)

Total	¥12,575,626

Consolidated VIEs
At March 31, 2008:	Consolidated assets
	(in millions)
Cash	¥263,726	(5)
Trading account assets	1,526,753
Investment securities	498,827
Loans(6)	9,791,399
All other assets	494,921	(7)

Total	¥12,575,626

Notes:

(1)	The amount of Investment funds at March 31, 2008 has been restated from ¥1,857,463 million to ¥1,842,667 million.
(2)	The amount of Special purpose entities created for structured financing at March 31, 2008 has been restated from ¥56,353 million to ¥121,574 million.
(3)	The amount of Repackaged instruments at March 31, 2008 has been restated from ¥108,348 million to ¥121,951 million.
(4)	The amount of Others at March 31, 2008 has been restated from ¥328,450 million to ¥328,422 million.
(5)	The amount of Cash at March 31, 2008 has been restated from ¥263,420 million to ¥263,726 million.
(6)	The amount of Loans at March 31, 2008 has been restated from ¥6,354,329 million to ¥6,433,125 million. In addition, the difference between ¥6,433,125 million and ¥9,791,399 million is resulted from the inclusion of the amount of Securitization of the MUFG group’s assets which had been disclosed out of the column.
(7)	The amount of All other assets at March 31, 2008 has been restated from ¥401,912 million to ¥494,921 million.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated VIEs	Consolidated assets						Consolidated liabilities
At March 31, 2009:	Total	Cash	Trading account assets	Investment securities	Loans	All other assets	Total	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,450,238	¥125,301	¥904	¥400,038	¥5,912,685	¥11,310	¥6,457,106	¥5,816,673	¥395,614	¥244,819
Investment funds	1,284,010	51,016	965,110	25,998	1,782	240,104	163,903	2,461	34,006	127,436
Special purpose entities created for structured financing	164,614	1,515	—	—	159,990	3,109	165,726	12,736	152,740	250
Repackaged instruments	85,679	71	84,569	1,039	—	—	91,866	540	84,743	6,583
Securitization of the MUFG group’s assets	2,994,713	2,282	—	—	2,900,834	91,597	3,049,217	—	3,046,444	2,773
Others	195,709	37,017	823	—	121,377	36,492	194,873	121,643	36,889	36,341

Total	¥11,174,963	¥217,202	¥1,051,406	¥427,075	¥9,096,668	¥382,612	¥10,122,691	¥5,954,053	¥3,750,436	¥418,202

Significant Non-consolidated VIEs
At March 31, 2008:	Assets	Maximum exposure
	(in millions)
Asset-backed conduits	¥13,309,410	¥1,991,526
Investment funds	22,176,202	1,104,978
Special purpose entities created for structured financing	8,262,297	2,145,160
Repackaged instruments	82,485,858	2,365,456
Others	9,509,108	2,022,406

Total	¥135,742,875	¥9,629,526

Significant Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2009:	Assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	Other assets	Total	Trading account liabilities
	(in millions)
Asset-backed conduits	¥11,055,771	¥2,091,098	¥1,305,466	¥1,540	¥50,569	¥1,253,357	¥—	¥—	¥—
Investment funds	12,175,644	940,640	877,816	177,933	246,644	407,313	45,926	—	—
Special purpose entities created for structured financing	12,328,660	1,816,391	1,529,732	20,580	84,932	1,417,528	6,692	—	—
Repackaged instruments	57,393,642	1,823,526	1,738,573	430,501	799,351	508,721	—	—	—
Others	8,906,982	1,612,938	1,183,634	4,055	349,426	830,153	—	565	565

Total	¥101,860,699	¥8,284,593	¥6,635,221	¥634,609	¥1,530,922	¥4,417,072	¥52,618	¥565	¥565

A portion of the assets and liabilities of consolidated VIEs presented in the table above were derived from transactions between consolidated VIEs and the MUFG Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts of assets were ¥210,222 million of Cash and due from banks and Interest-earning deposits in other banks, ¥1,431 million of Trading account assets, ¥27,440 million of Investment securities, ¥235,110 million of Loans and ¥4,849 million of All other assets at March 31, 2008, and ¥176,185 million of Cash and due from banks and Interest-earning deposits in other banks, ¥902 million of Trading account assets, ¥25,708 million of Investment securities, ¥259,838 million of Loans and ¥8,428 million of All other assets at March 31, 2009. The eliminated amounts of liabilities were ¥4,137,196 million of Other short-term borrowings, ¥1,640,992 million of Long-term debt and ¥70,759 million of All other liabilities at March 31, 2009.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MUFG Group, except where the MUFG Group provides credit support as in the case of certain asset-backed conduits.

Maximum exposure to loss on each type of entity is determined, based on the carrying amount of any on-balance-sheet assets and any off-balance-sheet liability held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the theoretical maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of ever incurring such a loss. The difference between the amount of on-balance-sheet assets and liabilities and the maximum exposure to loss primarily comprises the difference between the remaining undrawn commitments and the amounts of guarantees.

Analysis of Each Transaction Category

Asset-Backed Conduits

This category primarily comprises the following:

Multi-Seller Conduits (MUFG-sponsored Asset-Backed Commercial Paper (“ABCP”) Conduits and Other ABCP Conduits)

The MUFG Group administers several conduits under asset-backed financing programs under which the conduits purchase financial assets from the MUFG Group’s customers, primarily trade accounts receivables, by issuing short-term financing instruments, primarily commercial paper, to third-party investors. Under the asset-backed financing programs, the MUFG Group acts as an agent for the conduits, which enter into agreements with the MUFG Group’s customers where the customers transfer assets to the conduits in exchange for monetary consideration. The MUFG Group also underwrites commercial paper for the conduits that is secured by the assets held by them and provides program-wide liquidity and credit support facilities to the conduits. The MUFG Group receives fees related to the services it provides to the conduits and the program-wide liquidity and credit support. Because of the program-wide credit support that the MUFG Group provides as a sponsor in respect to the financing by the conduits, it is exposed to the majority of the expected variability of the conduits. Therefore, the MUFG Group considers itself to be the primary beneficiary and consolidates the multi-seller conduits. While the MUFG Group has significant involvement with the conduits, it has never provided financial or any other support that are not contractually required to provide in the past. In addition, the assets purchased by the conduits are of high quality in their credit standing and mostly short-term in nature. Therefore, the MUFG Group believes the risks involved in these transactions are significantly limited relative to the transaction size.

In addition to the entities described above, the MUFG Group participates as a provider of financing to several conduits that are administered by third parties. Most of these conduits are established under a multi-seller asset-backed financing program and the MUFG Group provides financing along with other financial institutions. With respect to these conduits, the MUFG Group is not considered as the primary beneficiary because the MUFG Group’s participation in the financing is not significant relative to the total financing provided by third parties or there is sufficient funding or financial support that is subordinate to the financing provided by the MUFG Group.

Asset-Backed Conduits (MUFG-sponsored Asset-Backed Loan (“ABL”) Programs and Other Programs)

The MUFG Group administers several conduits under asset-backed financing program where the MUFG Group provides financing to fund the conduits’ purchases of financial assets, comprising primarily trade accounts receivables, from its customers. The MUFG Group acts as an agent and sponsor for the conduits, which enter into agreements with the MUFG Group’s customers where the customers transfer assets to the conduits in exchange

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for monetary consideration. In most cases the MUFG Group is the sole provider of financing that is secured by the assets held by the conduits and because of this reason, the MUFG Group is considered as the primary beneficiary. The MUFG Group has never provided financial or any other support that are not contractually required to provide in the past. In addition, the assets purchased by the conduits are of high quality in their credit standing and mostly short-term in nature. Therefore, the MUFG Group believes the risks involved in these transactions are significantly limited relative to the transaction size.

In addition, the MUFG Group is involved with entities, which take in most cases, the form of a trust, where originators of financial assets, which primarily comprise lease receivables, entrust the assets with trust banks and receive beneficial certificates in exchange. The originators then transfer the beneficiary certificates to the MUFG Group in exchange for cash. Because the MUFG Group participates in a majority of the economics generated from these entities through the beneficiary certificates that it holds, it is considered as the primary beneficiary and the MUFG Group consolidates these trusts.

The MUFG Group also participates as a provider of financing the ABL programs that are managed by third parties. The MUFG Group is not considered as the primary beneficiary of the entities used in these programs as the MUFG Group’s participation to financing is not significant relative to the total financing provided by the third parties or there is sufficient funding or financial support that is subordinate to the financing provided by the MUFG Group.

Investment Funds

This category primarily comprises the following:

Corporate Recovery Funds

These entities are established by fund managers, which are unrelated to the MUFG Group, for the purpose of investing in debt or equity instruments issued by distressed companies. After investment, the fund managers work closely with the management of the issuers and attempt to enhance corporate value by various means including corporate restructuring and reorganization. Their exit strategies include, among other things, sales to others and Initial Public Offerings (“IPOs”).

Typically, these entities take the form of a limited partnership which is entirely funded by general and limited partner interests. In some cases, the general partners of the partnerships are entities that have no substantive decision making ability. The fund managers that establish these partnerships assume investment management and day-to-day operation by entering into asset management contracts with the general partners. These partnerships are, therefore, financing vehicles and as such are considered as VIEs. In other cases, the general partners have substantive decision making ability but the partnerships are considered as VIEs when the general partners’ investments in the partnerships are considered as non-substantive, usually based on the percentage interest held, and they do not have substantive limited partner interests.

The MUFG Group participates in these partnerships as a limited partner. While the MUFG Group’s share in partnership interests is limited in most cases, the MUFG Group is the only limited partner in some cases and it consolidates these partnerships as the primary beneficiary.

Private Equity Funds

The MUFG Group is involved in venture capital funds that are established by either the MUFG Group’s entities or fund managers unrelated to the MUFG Group. These entities have specific investment objectives in

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

connection with their acquisition of equity interests, such as providing financing and other support to start-up businesses, medium and small entities in a particular geographical area, and to companies with certain technology or companies in a high-growth industry.

These entities typically take the form of limited partnerships and usually are entirely funded by general and limited partner interests. The general partners of the partnerships in some cases are entities that have no substantive decision making ability. The fund managers that establish these partnerships assume investment management and day-to-day operation by entering into asset management contracts with the general partners. These partnerships are therefore financing vehicles and as such are considered as VIEs. In other cases, the general partners have substantive decision making ability and the partnerships are considered as VIEs even when the general partners’ investments in the partnerships are considered as non-substantive, usually based on the percentage interest held, and they do not have substantive limited partner interests.

The MUFG Group participates in these partnerships as a general partner or a limited partner. While the MUFG Group’s share in partnership interests is limited in most cases, the MUFG Group provides most of the financing to the partnerships in some cases and it consolidates them as the primary beneficiary.

Investment Trusts

The MUFG Group invests in investment trusts that are professionally managed collective investment schemes which pool money from many investors and invest in, among others, equity and debt securities. Most of these funds take the form of a trust where there is a separation in investment decisions, which is assumed by an investment manager who has no investment in a trust, and ownership through beneficiary interests issued by a trust are owned by investors. Therefore, these investment trusts are considered as VIEs. The MUFG Group consolidates investment trusts when it owns a majority of the interests issued by investment trusts.

Buy-out Financing Vehicles

The MUFG Group provides financing to buy-out vehicles. The vehicles are established by equity investments from, among others, private equity funds or the management of target companies for the purpose of purchasing equity shares of target companies. Along with other financial institutions, the MUFG Group provides financing to buy-out vehicles in the form of loans. While the buy-out vehicles’ equity is normally substantive in amount and the rights and obligations associated with it, in some cases the vehicles have equity that is insufficient to absorb variability primarily because the amount provided by equity investors is nominal in nature. These vehicles are considered as VIEs and an assessment as to whether the MUFG Group is the primary beneficiary is required. In most cases, however, the MUFG Group mitigates its risk by requiring third-party guarantees with collateral or reducing its exposure to an adequate level by providing loans as one of several lenders. As a result, the MUFG Group is not considered as the primary beneficiary of these entities.

Special Purpose Entities Created for Structured Financing

This category primarily comprises the following:

Leveraged Leasing Vehicles

These entities are established to raise funds to purchase or build equipment and machinery including commercial vessels, passenger and cargo aircrafts, production equipment and other machinery, for the purpose of leasing them to lessees who use the equipment and machinery as part of their business operations. These entities typically take the form of a limited partnership or a special purpose company where they fund their purchases of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

equipment and machinery via senior and subordinate financing. In some cases, the entities are funded only by senior financing or there is a guarantee provided to the senior financing by parties unrelated to those providing the senior financing. In most cases, the MUFG Group participates in the senior financing and does not participate in the subordinate financing or provide guarantees. The subordinate financing or the third-party guarantee is substantive and would absorb expected variability generated by the assets held by the entities. In exceptional cases where there is no guarantee from a third-party or there is not sufficient subordinate financing, the MUFG Group consolidates the entities as the primary beneficiary. In some limited cases, the MUFG Group provides a residual value guarantee to the leased assets. Based on expected loss analysis, the MUFG Group determined that it does not participate in the majority of expected variability of the entities involved and does not consolidate these entities.

Project Financing Vehicles

These entities are established to raise funds in connection with, among other things, production of natural resources, construction and development of urban infrastructure (including power plants and grids, highways and ports), and the development of real estate properties or complexes. These projects typically involve special purpose companies which issue senior and subordinate financing to raise funds in connection with the various projects. The subordinate financing is usually provided by parties that will ultimately make use of the assets constructed or developed. By contrast, the senior financing is typically provided by financial institutions, including the MUFG Group. Because the MUFG Group’s participation in the financing is limited or there is sufficient subordinate financing, the MUFG Group is not considered as the primary beneficiary of these entities and does not consolidate these entities.

Sale and Leaseback Vehicles

The MUFG Group is involved with vehicles that acquire assets, primarily real estate, from the MUFG Group’s clients and other unrelated parties where the sellers of the assets continue to use the assets through leaseback agreements. These vehicles typically take the form of a limited partnership where the general partner has effectively no decision making ability because an equity holder of the general partner serves a perfunctory role. Therefore, these vehicles are considered as VIEs. The subordinated financing of these vehicles is usually provided by the sellers of the assets, with the MUFG Group providing senior financing for the vehicles. The subordinated financing of these entities absorbs the expected variability generated from the assets held and as such, the MUFG Group is not considered as the primary beneficiary.

Securitization of Client Real Estate Properties

These entities are established for the purpose of securitizing real estate properties held by the MUFG Group’s customers. In most cases, these entities take the form of a limited partnership or a special purpose company. These entities are designed to have non-substantive decision making ability because the general partner or an equity holder serves a perfunctory role. The entities are typically funded by senior and subordinated financing where the original owners of the properties provide the subordinated financing, primarily in the form of partnership interests or subordinated notes, and financial institutions, including the MUFG Group, provide senior financing in the form of senior loans. The subordinated financing of these entities absorbs the expected variability generated from the assets held and as such, the MUFG Group is not considered as the primary beneficiary.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repackaged Instruments

This category primarily comprises the following:

Investments in Financially-Engineered Products

The MUFG Group is involved in special purpose entities that have been established to issue financial products through the engineering and repackaging of existing financial instruments, such as collateralized debt obligations (“CDOs”) and synthetic CDOs. These special purpose entities are considered as VIEs because they do not have substantive decision making ability. These special purpose entities are arranged and managed by parties that are not related to the MUFG Group. The MUFG Group’s involvement with these entities is for investment purposes. In most cases, the MUFG Group participates as one of many other investors and the MUFG Group typically holds investments in senior tranches or tranches with high credit ratings. Therefore, the MUFG Group is not considered as the primary beneficiary except in limited circumstances where the MUFG Group holds the majority of instruments issued by a single-tranche vehicle.

Investments in Securitized Financial Instruments

The MUFG Group holds investments in special purpose entities that issue securitized financial products. The assets held by the special purpose entities include credit card receivables and residential mortgage loans. These entities are established and managed by parties that are unrelated to the MUFG Group and the MUFG Group’s involvement with these entities is for its own investment purposes. In all cases, the MUFG Group participates as one of many other investors and the MUFG Group holds investments with high credit ratings. Therefore, the MUFG Group is not considered as the primary beneficiary of these entities.

Securitization of the MUFG Group’s Assets

The MUFG Group establishes entities to securitize its own financial assets that include, among others, corporate and retail loans and lease receivables. The entities used for securitization, which typically take the form of special purpose company and trusts, are established by the MUFG Group and, in most cases, issue senior and subordinate interests or financing. Where the MUFG Group retains subordinate interests or financing, it is considered as the primary beneficiary of the entities and the MUFG Group consolidates them. In some cases, all financing is provided by the MUFG Group but there is a substantive third-party guarantee, or most of the interests or financing issued by the entities is transferred to investors unrelated to the MUFG Group. In these cases, the MUFG Group does not consider itself as the primary beneficiary.

Others

This category primarily comprises the following:

Financing Vehicles of the MUFG Group’s Customers

The MUFG Group is involved with several entities that are established by the MUFG Group’s customers. These entities borrow funds from financial institutions and extend loans to their group entities. These entities effectively work as fund-raising vehicles for their respective group companies and enable the groups to achieve efficient financing by integrating their financing activities into a single entity. In all cases the MUFG Group is not considered as the primary beneficiary, either because it participates as one of two or more lenders, and therefore, its participation is less than a majority, and/or there is a substantive third-party guarantee provided with respect to the MUFG Group’s loans.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Funding Vehicles

The MUFG Group has established several wholly-owned, off-shore vehicles which issue securities, typically preferred stock that is fully guaranteed by the MUFG Group, to investors unrelated to us to fund purchases of debt instruments issued by the MUFG Group. These entities are considered as VIEs because the MUFG Group’s investment in the vehicles’ equity is not considered at risk and substantive as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MUFG Group. As the third-party investors participate in the economics of these financing vehicles, as well as the vehicles themselves, these financing vehicles are not considered as the MUFG Group’s subsidiaries.

Trust Arrangements

The MUFG Group offers, primarily through its wholly-owned trust banking subsidiary, MUTB, a variety of trust products and services including securities investment trusts, pension trusts and trusts used as securitization vehicles. In a typical trust arrangement, however, the MUFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. The trusts are generally considered as VIEs because the trust beneficiaries, who provide all of the equity at risk, usually do not have substantive decision making ability. The MUFG Group, however, is not considered as the primary beneficiary because the trust beneficiaries receive and absorb expected losses and residual returns on the performance and operations of trust assets under management of the MUFG Group.

With respect to the jointly operated designated money in trusts, however, MUTB is exposed to the risks involved with the entrusted assets, where MUTB provides the trust beneficiaries with guarantees on the repayment of trust principal through face value guarantees. In these products, MUTB pools money from general investors and invests it in financial assets that are of high credit standing, including bank deposits, government bonds, high-quality corporate bonds and high-quality corporate loans including loans to banking account of MUTB. MUTB manages and administers the trust assets in the capacity of a trustee and receives fees as compensation for services it provides. With respect to most of the jointly operated designated money in trusts, MUTB provides, as a sponsor of the products, the face value guarantees under which it is required to compensate a loss on the stated principal of the trust beneficial interests. MUTB is not considered as the primary beneficiary of these products because the event of loss is highly remote and in fact the face value guarantee has never been called upon in the trusts’ operational history that extends over decades. In addition, the trusts have substantial investments in loans to banking account of MUTB and MUTB’s face value guarantee is considered as non-substantive to the extent of the self guarantee.

Troubled Borrowers

During the normal course of business, the borrowers from the MUFG Group may experience financial difficulties and sometimes enter into certain transactions that require the MUFG Group to assess whether they would be considered as VIEs due to their difficult financial position. While in most cases such borrowers are not considered as VIEs when the transactions take place, in limited circumstances they are considered as VIEs due to insufficient equity. In all cases, however, the MUFG Group is not considered as the primary beneficiary based on its assessment of scenario-based probability-weighted cash flow analysis.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26.    COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The MUFG Group leases certain technology systems, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

Future minimum rental commitments for noncancelable leases at March 31, 2009 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2010	¥26,486	¥44,481
2011	20,653	32,842
2012	11,779	27,859
2013	4,565	22,199
2014	2,296	11,117
2015 and thereafter	3,368	67,420

Total minimum lease payments	69,147	¥205,918

Amount representing interest	(3,866)

Present value of minimum lease payments	¥65,281

Total rental expense for the fiscal years ended March 31, 2007, 2008 and 2009 was ¥112,055 million, ¥107,289 million and ¥110,433 million, respectively.

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

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Due to such decisions and other regulatory changes, borrowers’ claims for reimbursement of excess interest significantly increased during the fiscal year ended March 31, 2007. As a result, MUFG’s consumer finance subsidiaries increased the allowance for repayment of excess interest for the fiscal year ended March 31, 2007. At March 31, 2008 and 2009, the allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥80,187 million and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

¥76,876 million, respectively. For the fiscal years ended March 31, 2007, 2008 and 2009, an MUFG’s equity method investee had a negative impact of ¥77,552 million, ¥2,982 million and ¥15,829 million, respectively, on Equity in losses of equity method investees in the consolidated statement of operations.

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

27.    FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
	(in millions)
Trust fees	¥146,045	¥156,302	¥125,451
Fees on funds transfer and service charges for collections	151,293	152,902	147,658
Fees and commissions on international business	70,175	69,717	64,128
Fees and commissions on credit card business	164,240	137,970	141,421
Service charges on deposits	37,457	36,109	31,586
Fees and commissions on securities business	136,596	130,738	112,143
Fees on real estate business	60,154	44,461	19,770
Insurance commissions	52,209	43,023	28,065
Fees and commissions on stock transfer agency services	73,715	72,292	62,878
Guarantee fees	88,254	86,317	77,592
Fees on investment funds business	152,861	161,467	130,654
Other fees and commissions	274,194	225,749	247,166

Total	¥1,407,193	¥1,317,047	¥1,188,512

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income from continuing operations before income tax expense (benefit) under US GAAP.

See Note 29 for financial information relating to the MUFG Group’s operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statement.

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

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers. UNBC is a bank holding company, whose primary subsidiary, Union Bank, is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. As a result of the tender offer that was completed in September 2008, and the second-step merger that was completed in November 2008, UNBC became MUFG’s wholly owned subsidiary.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective April 1, 2008, there were changes made in the managerial accounting methods, including those regarding revenue and expense distribution among MUFG’s business segments. The presentation set forth below has been reclassified to conform to the new basis of managerial accounting.

(in billions)	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
Fiscal year ended March 31, 2007:
Net revenue	¥1,304.1	¥1,283.3	¥301.4	¥324.3	¥625.7	¥1,909.0	¥194.2	¥380.1	¥14.9	¥3,802.3
BTMU and MUTB:	690.9	1,063.3	210.8	—	210.8	1,274.1	80.5	375.6	(36.8)	2,384.3
Net interest income	489.9	515.8	126.2	—	126.2	642.0	1.2	276.5	(41.4)	1,368.2
Net fees	170.6	396.4	58.3	—	58.3	454.7	80.6	(10.9)	(17.2)	677.8
Other	30.4	151.1	26.3	—	26.3	177.4	(1.3)	110.0	21.8	338.3
Other than BTMU and MUTB*	613.2	220.0	90.6	324.3	414.9	634.9	113.7	4.5	51.7	1,418.0
Operating expenses	917.1	537.0	178.7	200.8	379.5	916.5	103.8	57.7	176.8	2,171.9

Operating profit (loss)	¥387.0	¥746.3	¥122.7	¥123.5	¥246.2	¥992.5	¥90.4	¥322.4	¥(161.9)	¥1,630.4

Fiscal year ended March 31, 2008:
Net revenue	¥1,332.7	¥1,171.8	¥301.5	¥296.4	¥597.9	¥1,769.7	¥198.5	¥290.6	¥28.6	¥3,620.1
BTMU and MUTB:	742.2	990.6	193.4	—	193.4	1,184.0	84.5	286.0	(36.3)	2,260.4
Net interest income	578.6	516.4	105.3	—	105.3	621.7	1.0	179.8	(19.6)	1,361.5
Net fees	144.9	357.2	52.5	—	52.5	409.7	83.2	(14.5)	(12.3)	611.0
Other	18.7	117.0	35.6	—	35.6	152.6	0.3	120.7	(4.4)	287.9
Other than BTMU and MUTB*	590.5	181.2	108.1	296.4	404.5	585.7	114.0	4.6	64.9	1,359.7
Operating expenses	955.9	573.6	183.8	187.6	371.4	945.0	98.5	59.0	190.5	2,248.9

Operating profit (loss)	¥376.8	¥598.2	¥117.7	¥108.8	¥226.5	¥824.7	¥100.0	¥231.6	¥(161.9)	¥1,371.2

Fiscal year ended March 31, 2009:
Net revenue	¥1,319.6	¥952.7	¥350.8	¥256.8	¥607.6	¥1,560.3	¥171.1	¥311.6	¥(24.0)	¥3,338.6
BTMU and MUTB:	736.4	810.7	255.9	—	255.9	1,066.6	72.1	303.3	(79.7)	2,098.7
Net interest income	616.0	475.8	110.6	—	110.6	586.4	0.9	230.2	18.9	1,452.4
Net fees	110.3	337.3	97.8	—	97.8	435.1	72.5	(15.1)	(38.8)	564.0
Other	10.1	(2.4)	47.5	—	47.5	45.1	(1.3)	88.2	(59.8)	82.3
Other than BTMU and MUTB*	583.2	142.0	94.9	256.8	351.7	493.7	99.0	8.3	55.7	1,239.9
Operating expenses	977.0	569.4	171.6	157.3	328.9	898.3	93.3	62.3	181.9	2,212.8

Operating profit (loss)	¥342.6	¥383.3	¥179.2	¥99.5	¥278.7	¥662.0	¥77.8	¥249.3	¥(205.9)	¥1,125.8

*	Includes MUFG and its subsidiaries other than BTMU and MUTB.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the operating profit under the internal management reporting system for the fiscal years ended March 31, 2007, 2008 and 2009 above to income (loss) from continuing operations before income tax expense (benefit) shown on the consolidated statements of operations is as follows:

	2007	2008	2009
	(in billions)
Operating profit:	¥1,630	¥1,371	¥1,126
Provision for credit losses	(359)	(386)	(627)
Trading account profits (losses)—net	199	81	(392)
Equity investment securities losses—net	(11)	(224)	(538)
Debt investment securities gains (losses)—net	234	(1,197)	(104)
Foreign exchange gains (losses)—net	(223)	1,433	(48)
Equity in losses of equity method investees	(57)	(34)	(60)
Impairment of goodwill	—	(894)	(846)
Impairment of intangible assets	(185)	(79)	(127)
Minority interest in loss (income) of consolidated subsidiaries	(17)	(39)	36
Provision for repayment of excess interest	—	(3)	(48)
Other—net	(76)	(17)	(100)

Income (loss) from continuing operations before income tax expense (benefit)	¥1,135	¥12	¥(1,728)

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2007, 2008 and 2009, and estimated total revenue, total expense, income (loss) from continuing operations before income tax expense (benefit) and net income (loss) for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2007:

Total revenue(2)	¥3,667,946	¥1,191,629	¥540,653	¥270,158	¥193,279	¥5,863,665

Total expense(3)	3,431,105	728,720	286,173	186,650	96,086	4,728,734

Income from continuing operations before income tax expense	236,841	462,909	254,480	83,508	97,193	1,134,931

Net income	63,027	248,884	169,174	44,204	55,999	581,288

Total assets at end of fiscal year(4)	145,510,242	19,453,015	12,735,831	6,692,219	4,538,162	188,929,469

Fiscal year ended March 31, 2008:

Total revenue(2)	¥4,690,998	¥228,069	¥699,785	¥442,056	¥84,017	¥6,144,925

Total expense(3)	4,410,795	745,661	607,989	258,143	109,982	6,132,570

Income (loss) from continuing operations before income tax expense (benefit)	280,203	(517,592)	91,796	183,913	(25,965)	12,355

Net income (loss)	(227,095)	(637,319)	121,257	232,242	(31,521)	(542,436)

Total assets at end of fiscal year(4)	140,607,568	20,620,865	19,970,118	8,318,426	6,249,106	195,766,083

Fiscal year ended March 31, 2009:

Total revenue(2)	¥2,924,414	¥568,655	¥233,703	¥329,672	¥14,449	¥4,070,893

Total expense(3)	4,255,471	771,697	469,444	219,205	83,044	5,798,861

Income (loss) from continuing operations before income tax expense (benefit)	(1,331,057)	(203,042)	(235,741)	110,467	(68,595)	(1,727,968)

Net income (loss)	(1,064,387)	(223,501)	(229,462)	119,442	(70,132)	(1,468,040)

Total assets at end of fiscal year	142,996,407	23,092,047	14,981,793	7,473,868	4,955,302	193,499,417

Notes:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for credit losses and Non-interest expense.
(4)	The effects of adoption of FSP FIN No. 39-1 on the estimated total assets at March 31, 2007 and 2008 were as follows:

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas
	(in millions)
As previously reported

Fiscal year ended March 31, 2007:

Total assets at end of fiscal year	¥143,106,520	¥19,215,047	¥12,672,389	¥6,671,657	¥4,537,298	¥186,202,911

Fiscal year ended March 31, 2008:

Total assets at end of fiscal year	136,672,848	19,980,528	19,584,983	8,245,060	6,248,367	190,731,786

As adjusted

Fiscal year ended March 31, 2007:

Total assets at end of fiscal year	¥145,510,242	¥19,453,015	¥12,735,831	¥6,692,219	¥4,538,162	¥188,929,469

Fiscal year ended March 31, 2008:

Total assets at end of fiscal year	140,607,568	20,620,865	19,970,118	8,318,426	6,249,106	195,766,083

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2008 and 2009:

	2008(1)	2009
	(in millions)
Cash and due from banks	¥593,080	¥384,326
Interest-earning deposits in other banks	5,795,209	2,696,266

Total	¥6,388,289	¥3,080,592

Trading account assets	¥6,325,632	¥16,486,676

Investment securities	¥11,911,318	¥3,223,798

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥21,214,828	¥23,024,766

Deposits	¥19,350,699	¥17,117,994

Funds borrowed:
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	¥7,857,525	¥4,720,582
Other short-term borrowings	2,051,554	2,672,063
Long-term debt	3,841,507	3,848,553

Total	¥13,750,586	¥11,241,198

Trading account liabilities	¥3,514,267	¥4,138,599

Note:

(1)	The effects of adoption of FSP FIN No.39-1 on trading account assets and trading account liabilities at March 31, 2008 were as follows:

	As previously reported	As adjusted
	(in millions)
Trading account assets	¥5,227,474	¥6,325,632

Trading account liabilities	¥2,616,821	¥3,514,267

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30.    FAIR VALUE

Effective April 1, 2008, the MUFG Group adopted SFAS No. 157 for all financial assets and liabilities measured and disclosed on a fair basis. In accordance with FSP SFAS No. 157-2, the nonrecurring nonfinancial assets and nonfinancial liabilities for which the MUFG Group has not applied the provisions of SFAS No. 157 include premises and equipment, intangible assets and goodwill measured at fair value for impairment. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is established by SFAS No. 157:

•	Level 1—Unadjusted quoted prices for identical instruments in active markets.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instruments.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instruments.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The MUFG Group has an established and documented process for determining fair values in accordance with SFAS No. 157. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon valuation techniques that use, where possible, current market-based or non-market-based parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of liabilities are determined by discounting future cash flows at a rate which incorporates the MUFG Group’s own creditworthiness. In addition, valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include, but not limited to, amounts that reflect counterparty credit quality, liquidity risk and model risk.

The following section describes the valuation methodologies adopted by the MUFG Group to measure fair values of certain financial instruments. The discussion includes the general classification of such financial instruments in accordance with the valuation hierarchy, a brief explanation of the valuation techniques, the significant inputs to those models, and any additional significant assumptions.

Interest-earning Deposits in Other Banks

Certain interest-earning deposits are measured at fair value by using discounted cash flows due to adoption of SFAS No. 159. Cash flows are estimated based on the terms of the contracts and discounted by markets rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation are readily observable, these deposits are classified in Level 2 of the valuation hierarchy.

Receivables Under Resale Agreements

Certain receivables under resale agreements are measured at fair value by using discounted cash flows due to adoption of SFAS No. 159. Cash flows are estimated based on the terms of the contracts and discounted by the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. These receivables are classified in Level 2 of the valuation hierarchy.

Trading Accounts Assets and Liabilities—Trading Securities

When quoted prices are available in an active market, the MUFG Group adopts the quoted market prices to measure the fair values of securities and such securities are classified in Level 1 of the valuation hierarchy. Examples of Level 1 securities include certain Japanese and foreign government bonds and exchange traded equity securities.

When quoted market prices are available but not traded actively, such securities are classified in Level 2 of the valuation hierarchy. When quoted market prices are not available, the MUFG Group estimates fair values by using internal valuation techniques, quoted price of securities with similar characteristics or non-binding prices obtained from independent pricing vendors. Examples of such instruments include commercial paper, certain prefectural and municipal bonds, corporate debt securities and asset-backed securities. Such securities are generally classified in Level 2 of the valuation hierarchy.

When there is less liquidity for securities or significant inputs adopted to the fair value measurements are less observable, such securities are classified in Level 3 of the valuation hierarchy. Examples of such Level 3 securities include collateralized loan obligations (“CLOs”) backed by general corporate loans that are measured by weighting the estimated amounts from the internal models and the non-binding quotes from the independent broker-dealers. The weight of the broker-dealer quote is determined based on the result of inquiries to the broker -dealers for their basis of the fair value calculation. Key inputs of the internal models include projected cash flow through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX which is an index of loan credit default swaps, repayment rate and discount rate reflecting liquidity premiums based on historical market data. The MUFG Group has adopted this valuation method for the CLOs backed by general corporate loans from the second half of the fiscal year ended March 31, 2009. See Note 1, “Change in Accounting Estimates” section for details of the change in valuation method.

Trading Accounts Assets and Liabilities—Derivatives

Exchange-traded derivatives valued using quoted prices are classified in Level 1 of the valuation hierarchy. Examples of Level 1 derivative include security future transactions and interest rate future transactions. However, the majority of the derivative contracts entered into by the MUFG Group are traded over-the-counter and valued using internally developed techniques as there are no quoted market prices existed for such instruments. The valuation models and inputs vary depending on the types and contractual terms of the derivative instruments. The principal models adopted to value those instruments include discounted cash flows, Black-Scholes model and Hull-White model. The key inputs include interest rate yield curve, foreign currency exchange rate, volatility, credit quality of the counterparty or the MUFG Group and spot price of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are readily observable from an actively quoted market. Derivative instruments valued by such models and inputs are generally classified in Level 2 of the valuation hierarchy. Examples of such Level 2 derivatives include plain interest rate swaps, foreign currency forward contracts and currency option contracts.

Derivatives that are valued based on models with significant unobservable input are classified in Level 3 of the valuation hierarchy. Examples of Level 3 derivatives include long-term interest rate or currency swaps and certain credit derivatives, where significant inputs such as volatility, credit curves and the correlation of such inputs are unobservable.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment Securities

Investment securities include available for sale debt and equity securities, whose fair values are measured using the same methodologies as the trading securities described above except for certain private placement bonds issued by Japanese non-public companies. Fair values of certain private placement bonds issued by Japanese non-public companies are measured based on discounted cash flow methods by using discount rate applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. The private placement bonds are generally utilized to finance medium or small size non-public companies as an alternative of loans. These bonds are classified in either Level 2 or Level 3 of the valuation hierarchy depending on the significance of the adjustment for unobservable credit worthiness input. This account also includes investments in nonmarketable equity securities which are subject to specialized industry accounting practice in AICPA Guides. The valuation of such nonmarketable equity securities involves significant management judgment due to the absence of quoted market prices, lack of liquidity and the long term nature of these assets. Further, there may be restriction of transfer on nonmarketable equity securities. The MUFG Group values such securities initially at transaction price and subsequently adjusts valuations considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of an investee company. Nonmarketable equity securities are included in Level 3 of the valuation hierarchy.

Other Assets

Other assets measured at fair value mainly consist of securities that may be sold or repledged under securities lending transactions under SFAS No. 140, money in trust for segregating cash deposited by customers on security transactions and non-trading derivative assets. The securities under lending transaction mainly consist of certain Japanese and foreign government bonds which are valued using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above.

Money in trust for segregating cash deposited by customers on security transactions mainly consists of certain Japanese government bonds which are valued using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above and is included in Level 1 or Level 2 of the valuation hierarchy depending on the component assets.

The fair values of non-trading derivative are measured using the methodologies described in the “Trading Accounts Assets and Liabilities—Derivatives” above.

Obligations to Return Securities Received as Collateral

Obligations to return securities received as collateral under the securities lending transactions are measured at fair values of the securities received as collateral. The securities received as collateral consist primarily of certain Japanese and foreign government bonds, whose fair values are measured using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above.

Deposits, Other Short-term Borrowings and Long-term Debt

Certain deposits, other short-term borrowings and long-term debt are measured at fair values due to adoption of SFAS No. 159. These instruments under the fair value option are measured principally using internally developed models such as the discounted cash flow method. Where the inputs into the valuation are mainly based on observable inputs, these instruments are classified in Level 2 of the valuation hierarchy. Where significant inputs are unobservable, they are classified in Level 3 of the valuation hierarchy.

Market Valuation Adjustments

Counterparty credit risk adjustments are applied to certain financial assets such as over-the-counter derivatives. As not all counterparties have the same credit rating, it is necessary to take into account the actual

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

credit rating of a counterparty to arrive at the fair value. In addition, the counterparty credit risk adjustment takes into account the effect of credit risk mitigants such as pledged collateral and legal right of offsets with the counterparty.

Own credit risk adjustments which reflect own creditworthiness are applied to financial liabilities measured at fair value in accordance with the requirements of SFAS No. 157.

Liquidity adjustments are applied mainly to the instruments classified in Level 3 of the fair value hierarchy when recent prices of such instruments are not able to be observable in inactive or less active market. The liquidity adjustments are based on the facts and circumstances of the markets including the availability of external quotes and the time since the latest available quote.

Model valuation adjustments such as unobservable parameter valuation adjustments may be provided when the fair values of instruments are determined based on internally developed models. Examples of such adjustments include adjustments to the model price of certain derivative financial instruments where parameters such as correlation are unobservable. Unobservable parameter valuation adjustments are applied to mitigate the possibility of error in the model based estimate value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2009:

	March 31, 2009
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥13,132,900	¥5,256,792	¥1,906,009	¥20,295,701
Trading derivative assets	24,073	9,596,896	364,855	9,985,824
Investment securities:
Securities available for sales	26,909,603	3,144,820	3,335,664	33,390,087
Other investment securities	—	1,128	42,681	43,809
Others(2)	597,822	238,905	18,312	855,039

Total	¥40,664,398	¥18,238,541	¥5,667,521	¥64,570,460

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥98,114	¥4,842	¥—	¥102,956
Trading derivative liabilities	86,412	8,942,829	360,364	9,389,605
Obligations to return securities received as collateral	2,557,116	151,684	—	2,708,800
Others(3)	—	532,624	(133,087)	399,537

Total	¥2,741,642	¥9,631,979	¥227,277	¥12,600,898

Notes:

(1)	Include securities under fair value option.
(2)	Include interest-earning deposits in other banks, receivables under resale agreements, securities under lending transactions, money in trust for segregating cash deposited by customers on security transactions and non-trading derivatives.
(3)	Include deposits, other short-term borrowings, long-term debt and bifurcated embedded derivatives carried at fair value.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal year ended March 31, 2009. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology. The following tables reflect gains and losses for the fiscal year ended March 31, 2009 for all assets and liabilities categorized as Level 3 at March 31, 2009, including those transferred from or into Level 3 during the year.

	April 1, 2008(1)	Total realized/ unrealized gains (losses)			Purchases, sales, issuances and settlements	Transfer in of Level 3— beginning of period(2)	Transfer out of Level 3— end of period(2)		March 31, 2009	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2009
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(3)	¥3,883,824	¥(719,313	)(4)	¥—	¥(215,528)	¥12,400	¥(1,055,374	)(7)	¥1,906,009	¥(375,940	)(4)
Trading derivatives (Net)	77,620	29,733	(4)	(19,430)	(49,772)	5,577	(39,237)		4,491	26,838	(4)
Investment securities:
Securities available for sale	3,542,099	(10,654	)(5)	(116,335)	(271,657)	285,054	(92,843)		3,335,664	(31,977	)(5)
Other investment securities	65,090	(18,321	)(6)	(894)	(5)	—	(3,189)		42,681	(18,800	)(6)
Others	76,845	21,336	(6)	(24,347)	(19,456)	—	(36,066)		18,312	175	(6)

Total	¥7,645,478	¥(697,219)		¥(161,006)	¥(556,418)	¥303,031	¥(1,226,709)		¥5,307,157	¥(399,704)

Liabilities
Others	¥432,149	¥(164,782	)(6)	¥285,349	¥374	¥—	¥(445,043)		¥(133,087)	¥28,826	(6)

Total	¥432,149	¥(164,782)		¥285,349	¥374	¥—	¥(445,043)		¥(133,087)	¥28,826

Notes:

(1)	The amounts of assets categorized in Level 3 at April 1, 2008, which were reported in the Form 6-K for the six months ended September 30, 2008, have been restated as follows:

	April 1, 2008
	As previously reported (Unaudited)	As restated
	(in millions)
Assets
Trading account assets:
Trading securities	¥4,289,989	¥3,883,824
Trading derivatives (Net)	66,752	77,620
Investment securities:
Securities available for sales	3,979,858	3,542,099
Total	¥8,478,534	¥7,645,478

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Adopted the fair values as of the beginning of the fiscal year for transfer in and the fair values as of the end of the fiscal year for transfer out.
(3)	Include trading securities under fair value option.
(4)	Included in trading account profits (losses)—net and in foreign exchange gains (losses)—net.
(5)	Included in investment securities gains (losses)—net.
(6)	Included in trading account profits (losses)—net.
(7)	See Note 5 for the reclassification of certain foreign investment securities.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain financial assets may be measured at fair value on a nonrecurring basis. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or writedowns of individual assets. The following table presents the carrying value of financial instruments by level within the fair value hierarchy as of March 31, 2009, with a nonrecurring change in fair value which has been recorded during the fiscal year ended March 31, 2009:

	March 31, 2009
	Level 1	Level 2	Level 3	Total carrying value	Total losses
	(in millions)
Assets
Investment securities	¥—	¥—	¥24,912	¥24,912	¥40,640
Loans	6,117	42,391	394,677	443,185	229,889
Other Assets	222,563	1,905	35,487	259,955	67,656

Total	¥228,680	¥44,296	¥455,076	¥728,052	¥338,185

Investment securities mainly include nonmarketable equity securities which were written down to fair value during the period. The fair values are determined based on recent financial position and projected future cash flows of investees.

Loans include loans held for sale and collateral dependent loans under SFAS No. 114. Loans held for sale are recorded at the lower of cost or fair value. The fair value of the loans held for sale is based on secondary market, recent transaction or discounted cash flows. These loans are principally classified in Level 3 of the valuation hierarchy, and when quoted prices are available but not traded actively, such loans held for sale are classified in Level 2 of the valuation hierarchy.

The collateral dependent loans under SFAS No. 114 are measured at fair value of the underlying collateral. Collaterals are comprised mainly of real estate and exchange traded equity securities. The MUFG Group maintains an established process for determining the fair value of real estate, using valuation techniques, including, but not limited to, the valuation derived mainly from current transaction prices of comparable assets and discounted cash flow models. Loans impaired under SFAS No. 114 that are based on underlying real estate collateral are classified in Level 3 of the valuation hierarchy.

Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment. When investments in equity method investees are marketable equity securities, the fair values are determined based on quoted market price. Impaired investments in equity method investees which are marketable equity securities are classified in either Level 1 or Level 2 of the valuation hierarchy. When investments in equity method investees are nonmarketable equity securities, the fair values are determined using the same methodologies as impaired nonmarketable equity securities described above. Impaired investments in equity method investees which are nonmarketable equity securities are classified in Level 3 of the valuation hierarchy.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Option

SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in income. Effective April 1, 2008, the MUFG Group elected the fair value option for foreign securities held by BTMU and MUTB, which were previously classified as securities available for sale. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates as the gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while the gains and losses on translation of foreign currency-denominated financial liabilities were included in current earnings.

The MUFG Group also elected the fair value option for certain financial instruments held by MUS’s foreign subsidiaries, because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in Interest-earning deposits in other banks and Receivables under resale agreements. These financial liabilities are included in Interest-bearing deposits, Other short-term borrowings and Long-term debt. Unrealized gains and losses on such financial instruments are recognized in the condensed consolidated statements of operations.

The following table presents the gains or losses recorded during the fiscal year ended March 31, 2009 related to the eligible instruments for which the MUFG Group elected the fair value option and the related net gains upon adoption recorded as an increase to opening shareholders’ equity at April 1, 2008:

	Balance sheet April 1, 2008 prior to adoption	Net gains upon adoption		Balance sheet April 1, 2008 after adoption of fair value option	Trading account profits (losses) fiscal year ended March 31, 2009	Foreign exchange losses fiscal year ended March 31, 2009	Total changes in fair value included in earnings during the fiscal year ended March 31, 2009
	(in millions)
Financial assets:
Interest-earning deposits in other banks	¥13,133	¥—		¥13,133	¥115	¥—	¥115
Receivables under resale agreements(1)	54,989	—		54,989	21,382	—	21,382
Trading account securities (Previously classified as securities available for sale)	10,448,079	33,950	(2)	10,448,079	(301,077)	(565,247)	(866,324)

Total	¥10,516,201	¥33,950		¥10,516,201	¥(279,580)	¥(565,247)	¥(844,827)

Financial liabilities:
Deposits in overseas offices: Interest-bearing deposits(1)	¥28,491	¥340		¥28,151	¥(3,485)	¥—	¥(3,485)
Other short-term borrowings(1)	5,458	—		5,458	(1,331)	—	(1,331)
Long-term debt(1)	642,979	15,964		627,015	(234,614)	—	(234,614)

Total	¥676,928	¥16,304		¥660,624	¥(239,430)	¥—	¥(239,430)

Pre-tax cumulative effect of adopting the fair value option		50,254
Changes in deferred income taxes		(17,275)

Cumulative effect of adopting the fair value option		¥32,979

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes:

(1)	Change in value attribute to the instrument-specific credit risk related to those financial assets and liabilities are not material.
(2)	Net gains upon adoption were reclassified from accumulated other changes in equity from nonowner sources to the beginning balance of retained earnings as of April 1, 2008.

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2009, for long-term receivables and debt instruments for which the fair value option has been elected:

	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial Assets:
Receivables under resale agreements	¥35,909	¥36,066	¥157

Total	¥35,909	¥36,066	¥157

Financial Liabilities:
Deposits in overseas offices: Interest-bearing deposits	¥4,214	¥4,235	¥21
Long-term debt	719,697	532,641	(187,056)

Total	¥723,911	¥536,876	¥(187,035)

Interest income and expense and dividend income related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates specified in the transactions and reported in the condensed consolidated statements of operations as either interest income or expense, depending on the nature of the related asset or liability.

Estimated Fair Value of Financial Instruments

SFAS No. 107 requires disclosure of fair value of certain financial instruments and methodologies and assumptions used to estimate fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2008 and 2009:

	2008		2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash, due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	¥27,057	¥27,057	¥16,350	¥16,350
Trading account assets, excluding derivatives	9,882	9,882	20,296	20,296
Investment securities	42,072	42,424	37,491	37,728
Loans, net of allowance for credit losses	97,867	98,704	99,154	100,455
Other financial assets(1)	5,322	5,322	4,667	4,670
Derivative financial instruments:
Trading activities(1)	8,562	8,562	9,986	9,986
Activities qualifying for hedges	16	16	27	27
Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	¥35,595	¥35,595	¥35,663	¥35,663
Interest-bearing deposits	112,414	112,399	111,095	111,215
Trading account liabilities, excluding derivatives	227	227	103	103
Obligations to return securities received as collateral	5,095	5,095	2,709	2,709
Due to trust account	1,461	1,461	1,797	1,797
Other short-term borrowings	6,017	6,017	7,867	7,867
Long-term debt	13,675	13,713	13,273	13,191
Other financial liabilities	3,959	3,959	4,633	4,633
Derivative financial instruments:
Trading activities(1)	7,735	7,735	9,390	9,390

Note	:
(1)	The balances of Trading activities for Financial assets and Financial liabilities at March 31, 2008 have been adjusted from ¥3,529 billion and ¥2,701 billion to ¥8,562 billion and ¥7,735 billion, respectively. Other financial assets have been adjusted from ¥5,321 billion to ¥5,322 billion. See Note 1 “Netting of Cash Collateral against Derivative Exposures” under “Accounting Changes” section for the detail.

Not all of the financial instruments held by the MUFG Group are recorded at fair value on the consolidated balance sheets. The methodologies and assumptions used to estimate fair value of financial instruments within the scope of SFAS No. 107 that are not recorded at fair value on the consolidated balance sheets are summarized below:

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

Investment Securities—The fair values of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have quoted market prices or secondary market prices available. The fair values of certain nonmarketable equity

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities, such as preferred stock convertible to marketable common stock in the future, issued by public companies are determined by utilizing commonly accepted valuation models, such as option pricing models. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted market price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous unlisted companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The amounts not included in the above summary are ¥78 billion and ¥146 billion at March 31, 2008 and 2009, respectively.

Loans—The fair values of loans are estimated for groups with similar characteristics, including type of loan, credit quality and remaining maturity. In incorporating the credit risk factor, management concluded that the allowance for credit losses adequately adjusts the related book values for credit risk. For floating- or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated by discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For impaired loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.

Other Financial Assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥504 billion and ¥556 billion at March 31, 2008 and 2009, respectively.

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

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2008 and 2009 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2008 and 2009. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

31.    STOCK-BASED COMPENSATION

The following describes stock-based compensation plans of MUFG, BTMU, MUTB, MUS and UNBC and the impact of the adoption of SFAS No. 123R.

MUFG, BTMU, MUTB and MUS

MUFG, BTMU, MUTB and MUS elected to introduce a stock-based compensation plan for directors, executive officers and corporate auditors (“officers”) and obtained the necessary shareholder approval at their respective ordinary general meetings held in June 2007, while abolishing the retirement gratuities program for these officers.

Following the approval, MUFG resolved at the meeting of the Board of Directors to issue stock compensation type stock options (“Stock Acquisition Rights”) to officers of MUFG, BTMU, MUTB and MUS. Usually, the Stock Acquisition Rights would be issued and granted to these officers once a year as a replacement of the former retirement gratuities program.

The class of shares to be issued or transferred on exercise of the Stock Acquisition Rights is common stock of MUFG. The number of shares to be issued or transferred on exercise of each Stock Acquisition Right (“number of granted shares”) is 100 shares. In the event of stock split or stock merger of common stock of MUFG, the number of granted shares shall be adjusted in accordance with the ratio of stock split or stock merger. If any events occur that require the adjustment of the number of granted shares (e.g., mergers, consolidations, corporate separations or capital reductions of MUFG), MUFG shall appropriately adjust the number of granted shares to a reasonable extent.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU, MUTB and MUS for the fiscal year ended March 31, 2009:

	For the fiscal year ended March 31, 2009
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding, beginning of the period	2,798,000	¥1
Granted	3,263,600	1
Exercised	(612,200)	1
Forfeited or Expired	(56,800)	1

Outstanding, end of the period	5,392,600	¥1	29.04	¥2,561

Exercisable, end of the period	—	¥—	—	¥—

The fair value of the Stock Acquisition Rights is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions described in the following table. The risk-free rate is based on the Japanese government bonds yield curve in effect at the date of grant based on the expected term. The expected volatility is based on the historical data from traded common stock of MUFG. The expected term is based on the average service period of officers of MUFG, BTMU, MUTB and MUS, which represents the expected outstanding period of the Stock Acquisition Rights granted. The expected dividend yield is based on the dividend rate of common stock of MUFG at the date of grant.

	For the fiscal year ended March 31,
	2008	2009
Risk-free interest rate	0.95%	1.03%
Expected volatility	31.07%	33.07%
Expected term (in years)	4	4
Expected dividend yield	1.02%	1.43%

The weighted-average grant-date fair value of the Stock Acquisition Rights granted during the fiscal year ended March 31, 2008 and 2009 was ¥103,200 and ¥92,300.

The MUFG Group recognized ¥2,408 million and ¥2,583 million of compensation cost related to the Stock Acquisition Rights with ¥980 million and ¥1,051 million of corresponding tax benefit during the fiscal year ended March 31, 2008 and 2009. As of March 31, 2009, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥562 million and it is expected to be recognized over a period of 3 months.

Cash received from exercise of the Stock Acquisition Rights for the fiscal year ended March 31, 2009 was ¥1 million. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights was ¥630 million for the fiscal year ended March 31, 2009.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to resolutions approved at the general shareholders’ meetings, MUS offers stock option plans which provide directors, executive officers, eligible employees and certain other persons with options to purchase shares (at the respective exercise prices stipulated in each plan) as follows:

Date of approval at the shareholders’ meeting	Exercise period	Shares
June 29, 2000	July 1, 2002 to June 30, 2005	2,057,000
June 28, 2001	July 1, 2003 to June 30, 2006	2,272,000
June 29, 2005	September 20, 2005 to March 31, 2006	1,992,060

Total		6,321,060

The plans provide for the granting of stock options having an exercise price not less than the market value of MUS’s common stock on the date of grant. The following table presents the stock option transactions for the fiscal year ended March 31, 2007:

	2007
	Number of shares	Weighted-average exercise price
Outstanding, beginning of fiscal year	310,000	¥812
Exercised	(202,000)	812
Forfeited	(108,000)	812

Outstanding, end of fiscal year	—	¥—

Exercisable, end of fiscal year	—	¥—

MUS has not granted or modified any stock options after April 1, 2006, the effective date of SFAS No. 123R.

UNBC

On November 4, 2008, all outstanding awards under the management stock plans discussed below were canceled in exchange for the right to receive the cash value of those awards. These plans were terminated in December 2008, and no additional awards will be granted under these plans.

Prior to their termination, UNBC had two management stock plans. The Year 2000 UnionBanCal Corporation Management Stock Plan, as amended (the “2000 Stock Plan”), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the “1997 Stock Plan”), had 20.0 million and 6.6 million shares, respectively, of UNBC’s common stock authorized to be awarded to key employees, outside directors and consultants of UNBC at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the “Committee”). Employees on rotational assignment from BTMU are not eligible for stock awards.

The Committee determined the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the stock plans could not be less than the fair market value on the date the option was granted. Beginning in 2006, the value of options was recognized as compensation expense over the vesting period during which the employees were required to provide service. Prior to January 1, 2006, UNBC’s unrecognized compensation expense for nonvested restricted stock reduced retained earnings. The adoption of SFAS No. 123R resulted in an increase of unappropriated retained earnings and a decrease of capital surplus by ¥1,468 million, respectively, in the consolidated financial statements. The

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value of the restricted stock at the date of grant was recognized as compensation expense over its vesting period with a corresponding credit adjustment to capital surplus. All cancelled or forfeited options and restricted stock became available for future grants. SFAS No. 123R requires the cash flows resulting from the tax benefits of tax deductions in excess of the compensation cost recognized for share-based compensation awards (i.e., excess tax benefits) to be classified as financing cash flows. The ¥6,266 million of the excess tax benefits and ¥10,931 million of the exercise of stock options are classified as other cash inflows from financing activities, and ¥21,063 million of share-based compensation payouts as a result of privatization is classified as cash outflows from financing activities, in the consolidated statement of cash flows for the fiscal year ended March 31, 2009.

Under the 2000 Stock Plan, UNBC granted stock options and restricted stock. Additionally under the Plan, UNBC issued shares of common stock upon the vesting and settlement of restricted stock units, stock units and performance shares settled in common stock. Under the 1997 Stock Plan, UNBC issued shares of common stock upon exercise of outstanding stock options. UNBC issued new shares of common stock for all awards under the stock plans. After taking into account the outstanding stock options and restricted stock, as well as the maximum number of shares that might be issued upon vesting and settlement of outstanding restricted stock units, stock units and performance shares settled in common stock, a total of 3,692,736 shares, 1,095,526 shares and zero shares were available for future grants under the 2000 Stock Plan at December 31, 2006, 2007 and 2008, respectively. The remaining shares under the 1997 Stock Plan were not available for future grants.

The Committee determined that performance share awards granted in 2006 and later were to be redeemed in shares.

Stock Options

Under the 2000 Stock Plan, UNBC granted options to various key employees, including policy-making officers, and to non-employee directors for selected years. Under both the 1997 and 2000 Stock Plans, options granted to employees vest pro-rata on each anniversary of the grant date and became fully exercisable three years from the grant date, provided that the employee had completed the specified continuous service requirement. Generally, the options could vest earlier if the employee died, was permanently disabled, or retired under certain grant, age, and service conditions or terminated employment under certain conditions. Options granted to non-employee directors were fully vested on the grant date and exercisable 33  1/3 % on each anniversary under the 1997 Stock Plan, and were fully vested and exercisable on the grant date under the 2000 Stock Plan.

The following is a summary of stock option transactions under the stock plans:

	For the year ended December 31, 2008
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Options outstanding, beginning of the period(1)	9,673,146	$51.14
Granted	823,610	51.06
Exercised	(2,307,005)	47.58
Forfeited	(101,195)	58.11
Cancellation of options	(8,088,556)	52.06

Options outstanding, end of the period(1)	—	$—	—	$—

Options exercisable, end of the period	—	$—	—	$—

Note:

(1)	Options not expected to vest are included in options outstanding. Amounts are not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option grant was estimated on the date of grant utilizing the Black-Scholes option pricing model and using the assumptions noted in the following table. The Black-Scholes option pricing model was applied to option tranches based on expected terms that result in ranges of input assumptions, such ranges are disclosed below. Expected volatilities were based on historical data and implied volatilities from traded options on UNBC’s stock, and other factors. UNBC used historical data to estimate option exercise and employee terminations within the valuation model. The expected term of an option granted was derived from the output of the option valuation model, which was based on historical data and represented the period of time that the option granted was expected to be outstanding. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant based on the expected term.

	For the years ended December 31,
	2006	2007	2008
Weighted-average fair value—per share	$12.31	$7.04	$7.21
Risk-free interest rates (a range for 1 to 7 year tenors)	4.3 - 5.05%	3.71%	2.2 - 3.3%
Expected volatility	16.6 - 22.9%	16.9 - 21.0%	22.2 - 27.4%
Weighted-average expected volatility	19.4%	19.8%	24.3%
Expected term (in years)	3.4 - 5.4	3.8 - 4.4	3.9 - 4.4
Weighted-average expected dividend yield	2.7%	4.3%	4.4%

The total intrinsic value of options exercised during 2006, 2007 and 2008 was $37.9 million, $16.0 million and $44.5 million, with a corresponding tax benefit of $13.5 million, $5.7 million and $15.9 million, respectively. The total intrinsic value of options that were canceled and settled in cash during 2008 as a result of the Company's privatization was $173.4 million with a corresponding tax benefit of $61.6 million. The total fair value of options vested during the years ended December 31, 2006, 2007 and 2008 was $28.9 million, $20.5 million and $13.0 million, respectively.

UNBC recognized $22.4 million, $13.0 million and $23.8 million of compensation cost for share-based payment arrangements related to stock option awards with $8.4 million, $5.0 million and $9.2 million of corresponding tax benefit during the years ended December 31, 2006, 2007 and 2008, respectively. In 2008, compensation cost of $12.8 million with a corresponding tax benefit of $4.9 million was recorded for the acceleration of expense due to UNBC's privatization. As of December 31, 2008, there was no unrecognized compensation cost related to nonvested stock option awards as a result of UNBC's privatization.

Restricted Stock

In general, restricted stock awards were granted under the 2000 Stock Plan to key employees, and in 2005, to non-employee directors. The awards of restricted stock granted to employees vest pro-rata on each anniversary of the grant date and became fully vested four years from the grant date, provided that the employee had completed the specified continuous service requirement. Generally, they vested earlier if the employee died, was permanently and totally disabled, retired under certain grant, age, and service conditions or terminates employment under certain conditions. The awards of restricted stock granted to existing non-employee directors in 2005 vested in full in July 2006. Restricted stockholders had the right to vote their restricted shares and receive dividends. The grant date fair value of awards was equal to the closing price on date of grant.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of UNBC’s nonvested restricted stock awards as of December 31, 2008 and changes during the period ended December 31, 2008:

	For the year ended December 31, 2008
	Number of shares	Weighted-average grant date fair value
Nonvested restricted awards, beginning of the period	881,117	$59.00
Granted	50,787	46.64
Vested	(900,004)	58.35
Forfeited	(31,900)	58.13

Nonvested restricted awards, end of the period	—	$—

The total fair value of the restricted stock awards vested was $8.8 million during 2006, $15.6 million during 2007 and $52.5 million during 2008, with a corresponding tax benefit of $3.1 million, $5.0 million and $22.6 million, respectively. In 2008, the fair value of the restricted stock awards vested included $44.4 million, with a corresponding tax benefit of $20.1 million, related to UNBC's privatization.

UNBC recognized $14.4 million, $14.4 million and $41.6 million of compensation cost for share-based payment arrangements related to restricted stock awards with $5.4 million, $5.5 million and $16.0 million of corresponding tax benefit during the years ended December 31, 2006, 2007 and 2008, respectively. In 2008, compensation cost of $29.1 million with a corresponding tax benefit of $11.2 million was recorded for the acceleration of expense due to the Company's privatization. At December 31, 2008, there was no unrecognized compensation cost related to nonvested restricted awards.

Restricted Stock Units and Stock Units

Starting in 2006, UNBC granted restricted stock units to non-employee directors. These restricted stock units consisted of an annual grant, and in the case of new non-employee directors, an annual grant and an initial grant. In general, the annual grant vests in full on the first anniversary of the grant date, and the initial grant vests in three equal installments on each of the first three anniversaries of the grant date. The grant date fair value of awards was equal to the closing price on date of grant. During 2008, UNBC granted 25,410 restricted stock units with a weighted-average grant date fair value of $41.41 per unit. There were no restricted stock units forfeited during 2008. The total fair value of the restricted stock units that vested or cancelled during the year ended December 31, 2008 was $2.8 million. UNBC recognized $0.3 million, $1.0 million and $2.4 million of compensation cost with a corresponding $0.1 million, $0.4 million and $0.9 million in tax benefits related to these grants in 2006, 2007 and 2008, respectively. In 2008, compensation cost of $1.1 million with a corresponding tax benefit of $0.4 million was recorded for the acceleration of expense due to UNBC's privatization. As of December 31, 2008, there was no unrecognized compensation cost related to restricted stock units.

The restricted stock unit participants did not have voting or other stockholder rights. However, the participants’ stock unit accounts received dividend equivalents, reflecting the aggregate dividends earned based on the total number of restricted stock units outstanding, in the form of additional restricted stock units. Participants could elect to defer the delivery of vested shares of common stock at predetermined dates as defined in the plan agreements. UNBC issued new shares under the 2000 Stock Plan upon vesting and settlement of these grants, which were redeemable only in shares.

Non-employee directors could irrevocably elect to defer all or a portion of the cash retainer and/or fees payable to them for services on the Board of Directors and its committees in the form of stock units. At the time

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of deferral, a bookkeeping account was established on behalf of the director and credited with a number of fully vested stock units. The director received a number of stock units equal to the number of shares of common stock when the deferred compensation was payable. Dividend equivalents were credited to the stock unit accounts. Stock units had no voting rights. UNBC issued new shares under the 2000 Stock Plan upon settlement of the stock units.

As a result of UNBC’s privatization, all restricted stock units and stock units were cancelled and either paid out in cash in 2008 or deferred based on the participant’s prior elections or applicable tax requirements and recorded as a liability.

Performance Share Plan

Effective January 1, 1997, UNBC established a Performance Share Plan. At the discretion of the Committee, eligible participants would earn performance share awards to be redeemed in cash and/or shares three years after the date of grant. Performance shares were linked to stockholder value in two ways: (1) the market price of UNBC’s common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally received grants of performance shares annually. The plan was amended in 2004 increasing the total number of shares that can be granted under the plan to 2.6 million shares. The following is a summary of shares granted and available for future grants under the Performance Share Plan:

	For the years ended December 31,
	2006	2007	2008
Performance shares:
Granted	62,100	70,614	91,750
Available for future grant, year end	2,132,333	2,063,219	—

Performance Shares—Redeemable in Cash

All performance shares granted prior to 2006 were redeemable in cash and therefore were accounted for as liabilities. The value of a performance share under the liability method was equal to the average month-end closing price of the UNBC’s common stock for the final six months of the performance period. All cancelled or forfeited performance shares would become available for future grants. The following is a summary of performance shares that are redeemable in cash under the Performance Share Plan:

	For the years ended December 31,
	2006	2007	2008
	(in millions)
Fair value of performance shares that vested	$9.4	$6.7	—
Cash payments made for performance shares that vested	$5.8	$7.8	$5.7
Fair value of performance shares that vested and deferred	$0.3	—	—
Performance shares compensation expense	$1.8	$1.7	—
Tax benefit related to compensation expense	$0.7	$0.6	—
Liability for cash settlement of performance shares, year end	$11.7	$5.7	—

The compensation cost related to these grants that are redeemable in cash was fully recognized as of December 31, 2007.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Performance Shares—Redeemable in Shares

Prior to UNBC's privatization, performance shares granted in 2006 and thereafter were redeemable in shares. UNBC issued new shares under the 2000 Stock Plan upon vesting and settlement of these grants that were redeemable in shares.

As a result of UNBC’s privatization, performance shares that were redeemable in shares under the Performance Share Plan were canceled and will be settled in cash. A liability has been established for the amount to be settled in 2009.

The following is a summary of performance shares that are redeemable in shares under the Performance Share Plan:

	For the years ended December 31,
	2006	2007	2008
	(in millions, except the number of shares and per share amounts)
Performance shares granted	62,100	70,614	91,750
Weighted average grant date fair value—per share	$69.96	$63.10	$51.42
Performance shares forfeited	1,050	1,500	—
Fair value of performance shares that vested during the year	$0.2	$0.6	$21.0
Performance shares compensation expense	$2.8	$4.8	$14.0
Tax benefit related to compensation expense	$1.1	$1.8	$5.4
Liability for cash settlement of performance shares, year end	—	—	$25.3

As of December 31, 2008, there was no unrecognized compensation cost related to grants that were redeemable in shares as a result of UNBC’s privatization.

32.    PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTMU and MUTB are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Also, retained earnings of these banking subsidiaries are restricted, except for ¥2,904,807 million, in accordance with the statutory reserve requirements under the Company Law at March 31, 2009 (see Notes 20 and 21).

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the parent company only financial information of MUFG:

Condensed Balance Sheets

	2008	2009
	(in millions)
Assets:
Cash and interest-earning deposits with banks	¥50,140	¥33,602
Investments in subsidiaries and affiliated companies	9,393,894	7,329,382
Preferred stock investment in Morgan Stanley	—	927,944
Other assets	118,504	82,150

Total assets	¥9,562,538	¥8,373,078

Liabilities and shareholders’ equity:
Short-term borrowings from subsidiaries	¥174,000	¥1,032,670
Long-term debt from subsidiaries and affiliated companies	332,645	720,373
Long-term debt	549,900	330,051
Other liabilities	15,878	55,089

Total liabilities	1,072,423	2,138,183

Total shareholders’ equity	8,490,115	6,234,895

Total liabilities and shareholders’ equity	¥9,562,538	¥8,373,078

Condensed Statements of Operations

	2007	2008	2009
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥500,776	¥514,883	¥241,129
Dividends from Morgan Stanley	—	—	43,041
Management fees from subsidiaries	11,749	13,970	16,985
Interest income	228	477	651
Foreign exchange gains (losses)—net	(51)	139	42,531
Other income	557	452	6,043

Total income	513,259	529,921	350,380

Expense:
Operating expenses	9,592	13,000	15,404
Interest expense to subsidiaries and affiliated companies	15,008	10,660	34,436
Interest expense	6,719	6,301	5,247
Other expense	3,294	1,193	1,758

Total expense	34,613	31,154	56,845

Equity in undistributed net income (loss) of subsidiaries and affiliated companies	105,074	(1,044,933)	(1,740,354)

Income (loss) before income tax expense (benefit)	583,720	(546,166)	(1,446,819)
Income tax expense (benefit)	2,432	(3,730)	21,221

Net income (loss)	¥581,288	¥(542,436)	¥(1,468,040)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	2007	2008	2009
	(in millions)
Operating activities:
Net income (loss)	¥581,288	¥(542,436)	¥(1,468,040)
Adjustments and other	5,268	1,035,759	1,793,971

Net cash provided by operating activities	586,556	493,323	325,931

Investing activities:
Proceeds from sales of stock investment in subsidiaries and an affiliated company	—	1,792	24,002
Purchases of equity investments in subsidiaries and affiliated companies	—	(148,541)	(941,617)
Purchases of other investment securities	—	—	(927,944)
Net decrease (increase) in interest-earning deposits with banks	(4,683)	(3,406)	21,267
Proceeds from capital repayment by a subsidiary	52,085	118,018	—
Other—net	571	5,988	(1,495)

Net cash provided by (used in) investing activities	47,973	(26,149)	(1,825,787)

Financing activities:
Net increase in short-term borrowings from subsidiaries	12,980	116,620	879,460
Proceeds from issuance of long-term debt to a subsidiary and affiliated companies	1,415	500	391,997
Repayment of long-term debt	(25,000)	(125,000)	(220,000)
Repayment of long-term debt to subsidiaries and affiliated companies	(289,429)	(163,998)	(3,700)
Proceeds from issuance of common stock, net of stock issue expenses	—	—	278,725
Proceeds from issuance of preferred stock, net of stock issue expenses	—	—	388,623
Proceeds from sales of treasury stock	62,984	781	184,617
Payments to acquire treasury stock	(292,182)	(151,365)	(238,842)
Dividends paid	(103,060)	(141,182)	(153,260)
Other—net	(3,105)	979	(3,035)

Net cash provided by (used in) financing activities	(635,397)	(462,665)	1,504,585

Net increase (decrease) in cash and cash equivalents	(868)	4,509	4,729
Cash and cash equivalents at beginning of fiscal year	4,892	4,024	8,533

Cash and cash equivalents at end of fiscal year	¥4,024	¥8,533	¥13,262

33.    SEC REGISTERED FUNDING VEHICLES ISSUING NON-DILUTIVE PREFERRED SECURITIES

In February 2006, MUFG established MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited, wholly owned funding vehicles in the Cayman Islands, for the issuance of preferred securities to enhance the flexibility of its capital management.

On March 17, 2006, MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited registered with the SEC and issued $2,300,000,000 in 6.346% non-cumulative

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

preferred securities, €750,000,000 in 4.850% non-cumulative preferred securities and ¥120,000,000,000 in 2.680% non-cumulative preferred securities (collectively, the “Preferred Securities”), respectively. Total net proceeds before expenses were approximately $4.17 billion. All of the ordinary shares of MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited are owned by MUFG. MUFG fully and unconditionally guarantees the payment of dividends and payments on liquidation or redemption of the obligations under the Preferred Securities.

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

The dollar-denominated and euro-denominated preferred securities are subject to redemption on any dividend payment date on or after July 25, 2016. The yen-denominated preferred securities are subject to redemption on any dividend payment date on or after July 25, 2011. All the Preferred Securities are subject to redemption in whole (but not in part) at any time upon the occurrence of specified events, in each case at the option of each of the funding vehicles and subject to necessary government approvals.

The Preferred Securities are non-dilutive and not convertible into MUFG’s common shares. The Preferred Securities were included as part of MUFG’s Tier I capital at March 31, 2008 and 2009 under its capital adequacy requirements.

These funding vehicles are not consolidated in accordance with FIN No. 46R as more fully discussed in Note 25. The funds raised through such funding vehicles are primarily loaned to the MUFG Group and presented as Long-term debt in the consolidated balance sheet at March 31, 2008 and 2009.

34.    EVENTS SINCE MARCH 31, 2009

Approval of Dividends

On June 26, 2009, the shareholders approved the payment of cash dividends to the shareholders of record on March 31, 2009, of ¥30.00 per share of Class 3 Preferred Stock, ¥43.00 per share of Class 5 Preferred Stock, ¥2.65 per share of Class 11 Preferred Stock, totaling ¥9, 708 million, and ¥5.00 per share of Common stock, totaling ¥58, 237 million.

MUTB’s termination to acquisition of NikkoCiti Trust and Banking

In December 2008, MUTB entered into an agreement with Nikko Citi Holdings Inc. and Citigroup International LLC under which MUTB will purchase all of the issued shares of NikkoCiti Trust and Banking Corporation for ¥25 billion in cash, subject to certain purchase price adjustments as well as pending regulatory approvals and other closing conditions. However, on May 14, 2009, MUTB agreed with Nikko Citi Holdings Inc. to cease from acquiring all of the issued shares of Nikko Citi Holdings Inc. due to the changes in its business environment and strategy.

Strategic Global Alliance with Morgan Stanley

On May 22, 2009, MUFG acquired, for $705 million, an additional 29,375,000 shares of Morgan Stanley common stock in public offerings. At the same time, MUFG sold back to Morgan Stanley 640,909 of the non-cumulative non-convertible perpetual preferred stock for total consideration of $705 million.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On June 11, 2009, MUFG acquired, for approximately $471 million, an additional 17,178,055 shares of Morgan Stanley common stock relating to a second public offering. As a result of these transactions, MUFG’s voting interest in Morgan Stanley remains at approximately 20% on a fully diluted basis. MUFG recorded those newly acquired Morgan Stanley common stock, representing approximately 3.4% of voting rights, as available for sale investments in its balance sheet.

Through MUFG’s capital alliance with Morgan Stanley, MUFG plans to pursue a global strategic alliance in corporate and investment banking, retail, investment and other businesses. On June 30, 2009, MUFG announced that the scope of the strategic alliance was expanded, from plans originally announced in March 2009, into new geographies and businesses. These include:

•

A global alliance in corporate and investment banking consisting of the creation of Morgan Stanley MUFG Loan Partners, LLC. This loan marketing joint venture will generate attractive credit opportunities for both companies and provide clients in the U.S., Canada and Latin America (subject to clearance of any regulatory requirement in each jurisdiction) access to expanded, world-class lending and capital markets services;

•

A business referral arrangements in Asia, Europe, the Middle East and Africa, which will cover a number of products and services including capital markets, loans, fixed income sales and other ancillary businesses;

•

A referral agreement for commodities transactions executed outside of Japan, which enables BTMU to refer its clients to the Morgan Stanley Capital Group for commodity transactions and receive referral fees upon deal completion; and

•	Secondment of personnel to share best practices and expertise across a variety of business areas.

Incorporation of the Joint Holding Company of Bank of Ikeda and Senshu Bank

On May 25, 2009, BTMU, Senshu Bank, a consolidated subsidiary of BTMU, and The Bank of Ikeda (“Bank of Ikeda”) entered into a business integration agreement. Under the term of this agreement, Senshu Bank and Bank of Ikeda plan to establish a new holding company, to be incorporated on October 1, 2009. It is expected that BTMU will have approximately 36% of voting rights of common stock issued by the new holding company. In order to respect the business independence of the new financial group, consisting of Bank of Ikeda, Senshu Bank and the new holding company, BTMU plans to divest a part of its share, and intends to exclude the new holding company from an equity method affiliate of MUFG by September 30, 2014.

Issuance of “Non-dilutive” Preferred Securities by a Special Purpose Company

On May 28, 2009, MUFG established MUFG Capital Finance 9 Limited, a special purpose company in the Cayman Islands, for the issuance of preferred securities to strengthen the capital base of BTMU.

On July 29, 2009, MUFG Capital Finance 9 Limited issued ¥130 billion in series A non-cumulative perpetual preferred securities with a fixed dividend rate of 4.52% per annum until January 2020 and a non-step up floating dividend rate after January 2020, ¥110 billion in series B non-cumulative perpetual preferred securities with a fixed dividend rate of 4.02% per annum until January 2020 and a step up floating dividend rate after January 2020, and ¥130 billion in series C non-cumulative perpetual preferred securities with a fixed dividend rate of 4.02% per annum until January 2015 and a non-step up floating dividend rate after January 2015. These securities are expected to be accounted for as MUFG’s Tier I capital under the BIS capital adequacy requirements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Compensation Type Stock Options (Stock Acquisition Rights)

On July 14, 2009, MUFG allotted the directors, executive officers and corporate auditors of MUFG, BTMU, MUTB and MUS stock acquisition rights to acquire an aggregate amount of 5,655,800 shares of MUFG’s common stock. The stock acquisition rights have an exercise price of ¥1 per common share, and are exercisable until July 13, 2039.

Redemption of “Non-dilutive” Preferred Securities Issued by a Special Purpose Company

On July 27, 2009, Sanwa Capital Finance 2 Limited, a special purpose company established in the Cayman Islands, redeemed in total ¥130 billion of non-cumulative and non-dilutive perpetual preferred securities. These securities were previously accounted for as part of MUFG’s Tier I capital at March 31, 2009 under the BIS capital adequacy requirements.

* * * * *

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ NOBUO KUROYANAGI
Name:	Nobuo Kuroyanagi
Title:	President and Chief Executive Officer

Date: September 2, 2009

EXHIBIT INDEX

Exhibit	Description
1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English translation)

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006. (English translation)*

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 31, 2006. (English translation)*

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English Translation)

2(a)	Form of American Depositary Receipt.*

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.*

4(a)	Share Exchange Agreement, dated May 28, 2008, between Mitsubishi UFJ Financial Group, Inc. and Mitsubishi UFJ NICOS Co., Ltd. (English translation)**

4(b)	Agreement and Plan of Merger among UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub, dated as of August 18, 2008.**

4(c)	Securities Purchase Agreement dated as of September 29, 2008 by and between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc., the first amendment thereto entered into on October 3, 2008, the second amendment thereto entered into on October 8, 2008 and the third amendment thereto entered into on October 13, 2008, and Amended Certificate of Designations of Preferences and Rights of the 10% Series B Non-Cumulative Non-Voting Perpetual Convertible Preferred Stock ($1,000 Liquidation Preference per Share) of Morgan Stanley and Certificate of Designations of Preferences and Rights of the 10% Series C Non-Cumulative Non-Voting Perpetual Preferred Stock ($1,000 Liquidation Preference per Share) of Morgan Stanley.

4(d)	Investor Agreement dated as of October 13, 2008 by and between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc., and the first amendment thereto entered into on October 27, 2008.

4(e)	Registration Rights Agreement dated as of October 13, 2008 by and between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Ethical framework and code of conduct, compliance rules, compliance manual and rules of employment of Mitsubishi UFJ Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)***

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of independent registered public accounting firm.

Notes:

*	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 28, 2006.
**	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 19, 2008.
***	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 21, 2007.