Form 20-F
period 2010-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2010-08-16
CIK 67088

As filed with the Securities and Exchange Commission on August 16, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

Naoki Muramatsu, +81-3-3240-8111, +81-3-3240-7073, address is same as above

(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, without par value	New York Stock Exchange(1)
American depositary shares, each of which represents one share of common stock	New York Stock Exchange

(1)	The listing of the registrant’s common stock on the New York Stock Exchange is for technical purposes only and without trading privileges.

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

At March 31, 2010, (1) 14,148,414,920 shares of common stock (including 21,069,229 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock), (2) 100,000,000 shares of first series of class 3 preferred stock, (3) 156,000,000 shares of first series of class 5 preferred stock, and (4) 1,000 shares of class 11 preferred stock.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

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

When we refer in this Annual Report to “MUFG,” “we,” “us,” “our” and the “Group,” we generally mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries, but from time to time as the context requires, we mean Mitsubishi UFJ Financial Group, Inc. as an individual legal entity. Similarly, references to “MTFG” and “UFJ Holdings” are to Mitsubishi Tokyo Financial Group, Inc. and to UFJ Holdings, Inc., respectively, as well as to MTFG and UFJ Holdings and their respective consolidated subsidiaries, as the context requires. Unless the context otherwise requires, references in this Annual Report to the financial results or business of the “MTFG group” and the “UFJ group” refer to those of MTFG and UFJ Holdings and their respective consolidated subsidiaries. In addition, our “banking subsidiaries” refers to The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation and, as the context requires, their respective consolidated subsidiaries engaged in the banking business. References in this Annual Report to “yen” or “¥” are to Japanese yen and references to “US dollars,” “US dollar,” “dollars,” “US$” or “$” are to United States dollars. Our fiscal year ends on March 31 of each year. References to years not specified as being fiscal years are to calendar years.

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.	Selected Financial Data

The selected statement of operations data and selected balance sheet data set forth below have been derived from our audited consolidated financial statements. On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, merged with UFJ Holdings, Inc. with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc., or MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries were recorded at fair value as of October 1, 2005. Therefore, numbers as of March 31, 2006 reflect the financial position of MUFG while numbers for the fiscal year ended March 31, 2006 comprise the results of MTFG and its subsidiaries for the six months ended September 30, 2005 and the results of MUFG from October 1, 2005 to March 31, 2006. Numbers as of and for the fiscal years ended March 31, 2007, 2008, 2009 and 2010 reflect the financial position and results of MUFG.

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

	Fiscal years ended March 31,
	2006		2007		2008	2009	2010
	(in millions, except per share data and number of shares)
Statement of operations data:
Interest income	¥2,530,682		¥3,915,729		¥4,366,811	¥3,895,794	¥2,758,504
Interest expense	882,069		1,585,963		2,087,094	1,599,389	774,400

Net interest income	1,648,613		2,329,766		2,279,717	2,296,405	1,984,104
Provision for credit losses	110,167		358,603		385,740	626,947	647,793

Net interest income after provision for credit losses	1,538,446		1,971,163		1,893,977	1,669,458	1,336,311
Non-interest income	1,067,352		1,947,936		1,778,114	175,099	2,453,865
Non-interest expense	1,918,903		2,767,253		3,620,336	3,608,784	2,508,060

Income (loss) from continuing operations before income tax expense (benefit) and cumulative effect of a change in accountings principle	686,895		1,151,846		51,755	(1,764,227)	1,282,116
Income tax expense (benefit)	165,473		552,826		553,045	(259,928)	407,040

Income (loss) from continuing operations	521,422		599,020		(501,290)	(1,504,299)	875,076
Income (loss) from discontinued operations—net	14,580		(1,251)		(2,670)	—	—
Cumulative effect of a change in accounting principle, net of tax(1)	(9,662)		—		—	—	—

Net income (loss) before attribution of noncontrolling interests	526,340		597,769		(503,960)	(1,504,299)	875,076
Net income (loss) attributable to noncontrolling interests	162,829		16,481		38,476	(36,259)	15,257

Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥363,511		¥581,288		¥(542,436)	¥(1,468,040)	¥859,819

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	¥156,842		¥300,227		¥(557,014)	¥(1,491,593)	¥838,141

Amounts per share:
Basic earnings (loss) per common share—income (loss) from continuing operations available to common shareholders of Mitsubishi UFJ Financial Group before cumulative effect of a change in accounting principle	¥18.70		¥29.98		¥(53.79)	¥(137.84)	¥68.01
Basic earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	19.31		29.86		(54.05)	(137.84)	68.01
Diluted earnings (loss) per common share—income (loss) from continuing operations available to common shareholders of Mitsubishi UFJ Financial Group before cumulative effect of a change in accounting principle	18.34		29.80		(53.79)	(137.84)	67.87
Diluted earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	18.95		29.68		(54.05)	(137.84)	67.87
Number of shares used to calculate basic earnings (loss) per common share (in thousands)	8,120,732		10,053,408		10,305,911	10,821,091	12,324,315
Number of shares used to calculate diluted earnings (loss) per common share (in thousands)	8,120,733	(2)	10,053,409	(2)	10,305,911	10,821,091	12,332,681	(2)
Cash dividends per share declared during the fiscal year:
—Common stock	¥9.00		¥9.00		¥13.00	¥14.00	¥11.00
	$0.08		$0.08		$0.11	$0.14	$0.12
—Preferred stock (Class 1)	¥41.25		—		—	—	—
	$0.37		—		—	—	—
—Preferred stock (Class 3)	¥37.07		¥60.00		¥60.00	¥60.00	¥60.00
	$0.31		$0.52		$0.51	$0.61	$0.65
—Preferred stock (Class 5)	—		—		—	—	¥100.50
	—		—		—	—	$1.10
—Preferred stock (Class 8)	—		¥23.85		¥15.90	¥7.95	—
	—		$0.21		$0.14	$0.07	—
—Preferred stock (Class 9)	—		¥18.60		—	—	—
	—		$0.16		—	—	—
—Preferred stock (Class 10)	—		¥19.40		—	—	—
	—		$0.17		—	—	—
—Preferred stock (Class 11)	—		¥7.95		¥5.30	¥5.30	¥5.30
	—		$0.07		$0.05	$0.05	$0.06
—Preferred stock (Class 12)	—		¥17.25		¥11.50	¥11.50	—
	—		$0.15		$0.10	$0.12	—

	At March 31,
	2006	2007	2008	2009	2010
	(in millions)
Balance sheet data:
Total assets	¥188,749,117	¥188,929,469	¥195,766,083	¥193,499,417	¥200,084,397
Loans, net of allowance for credit losses	94,494,608	94,210,391	97,867,139	99,153,703	90,870,295
Total liabilities(3)	178,013,972	177,611,175	186,612,152	187,032,297	190,981,557
Deposits	126,639,931	126,587,009	129,240,128	128,331,052	135,472,496
Long-term debt	13,889,525	14,389,930	13,675,250	13,273,288	14,162,424
Total equity(3)	10,735,145	11,318,294	9,153,931	6,467,120	9,102,840
Capital stock(4)	1,084,708	1,084,708	1,084,708	1,127,552	1,643,238

	Fiscal years ended March 31,
	2006	2007	2008	2009	2010
	(in millions, except percentages)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other financial data:
Average balances:
Interest-earning assets	¥135,385,329	¥168,767,341	¥172,467,323	¥173,242,745	¥175,465,293
Interest-bearing liabilities	118,120,185	146,796,013	156,151,982	156,084,859	158,156,363
Total assets	161,481,516	188,311,147	197,946,692	196,214,390	195,562,072
Total equity(3)	7,847,830	10,799,391	10,038,425	8,069,262	7,861,277

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Return on equity and assets:
Net income (loss) available to common shareholders as a percentage of total average assets	0.10%	0.16%	(0.28)%	(0.76)%	0.43%
Net income (loss) available to common shareholders as a percentage of total average equity(3)	2.00%	2.78%	(5.55)%	(18.48)%	10.66%
Dividends per common share as a percentage of basic earnings per common share	46.60%	30.14%	— (5)	— (5)	16.17%
Total average equity as a percentage of total average assets(3)	4.86%	5.73%	5.07%	4.11%	4.02%
Net interest income as a percentage of total average interest-earning assets	1.22%	1.38%	1.32%	1.33%	1.13%

Credit quality data:
Allowance for credit losses	¥1,012,227	¥1,112,453	¥1,134,940	¥1,156,638	¥1,315,615
Allowance for credit losses as a percentage of loans	1.06%	1.17%	1.15%	1.15%	1.43%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥2,044,678	¥1,699,500	¥1,679,672	¥1,792,597	¥2,007,619
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	2.14%	1.78%	1.70%	1.79%	2.18%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	49.51%	65.46%	67.57%	64.52%	65.53%
Net loan charge-offs	¥136,135	¥262,695	¥355,892	¥576,852	¥468,400

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loan charge-offs as a percentage of average loans	0.19%	0.27%	0.37%	0.58%	0.49%
Average interest rate spread	1.12%	1.24%	1.19%	1.23%	1.08%
Risk-adjusted capital ratio calculated under Japanese GAAP(6)	12.20%	12.54%	11.19%	11.77%	14.87%

Notes:
(1)	Effective March 31, 2006, we adopted new accounting guidance regarding conditional asset retirement obligations.
(2)	Includes the common shares potentially issuable by conversion of the Class 11 Preferred Stock.
(3)	Effective April 1, 2009, we adopted new accounting guidance regarding noncontrolling interests in subsidiaries. See “Noncontrolling Interests” under “Accounting Changes” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report for details. As a result, we have reclassified average balances, as well as year end balances, of “Total liabilities” and “Total equity” in the fiscal years ended March 31, 2006 to 2009. Accordingly “Net income (loss) available to common shareholders as a percentage of total average equity” and “Total average equity as a percentage of total average assets” have been reclassified.
(4)	Amounts include common shares. Redeemable Class 1, 3 and 5 Preferred Stock are excluded.
(5)	Percentages of basic loss per common share have not been presented because such information is not meaningful.
(6)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per US$1.00. On August 6, 2010, the noon buying rate was ¥85.25 to US$1.00 and the inverse noon buying rate was US$1.17 to ¥100.00.

	Year 2010
	March	April	May	June	July	August(1)
High	¥93.40	¥94.51	¥94.68	¥92.33	¥88.59	¥86.42
Low	¥88.43	¥92.03	¥89.89	¥88.39	¥86.40	¥85.25

Note:
(1)	Period from August 1, 2010 to August 6, 2010.

	Fiscal years ended March 31,
	2006	2007	2008	2009	2010
Average (of month-end rates)	¥113.67	¥116.55	¥113.61	¥100.85	¥92.49

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks described in this section, which is intended to disclose all of the risks that we consider material based on the information currently available to us, as well as all the other information in this Annual Report, including our consolidated financial statements and related notes, “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and “Selected Statistical Data.”

Our business, operating results and financial condition could be materially and adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described in this section and elsewhere in this Annual Report. See “Forward-Looking Statements.”

Risks Related to Our Business

If the global economy remains weak or deteriorates again, our credit-related losses may increase, and the value of the financial instruments we hold may decrease, resulting in losses.

We have been, and may continue to be, affected by the weak global economy. Despite some signs of a slow recovery, the global economy remains susceptible to developments in various economic and political areas. For example, the recent sovereign credit crises in some European Union member states and the political instabilities in some parts of Asia have raised serious concerns of another global financial downturn. If the current weakness in the global economy continues or worsens, the availability of credit may remain limited or become further limited, and some of our borrowers may default on their loan obligations to us, increasing our credit losses. Some of our credit derivative transactions may also be negatively affected, including the protection we sold through single name credit default swaps, index and basket credit default swaps, and credit linked notes. The notional amounts of these protections sold as of March 31, 2010 were ¥2.9 trillion, ¥0.9 trillion and ¥0.2 trillion, respectively. In addition, if credit market conditions remain stagnant or worsen, our capital funding structure may need to be adjusted or our funding costs may increase, which could have a material adverse impact on our financial condition and results of operations.

Furthermore, we have incurred losses, and may incur further losses, as a result of changes in the fair value of our financial instruments resulting from deteriorating market conditions. For example, declines in fair value of our investment securities, particularly equity investment securities, resulted in our recording impairment losses of ¥1,543.8 billion, ¥858.9 billion and ¥117.5 billion for each of the three fiscal years ended March 31, 2010. As of March 31, 2010, approximately 40% of our total assets were financial instruments for which we measure fair value on a recurring basis, and less than 1% of our total assets were financial instruments for which we measure fair value on a nonrecurring basis. Generally, in order to establish the fair value of these instruments, we rely on quoted market prices. If the value of these financial instruments declines, a corresponding write-down may be recognized in our consolidated statement of operations. For more information on our valuation method for financial instruments, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.

When we lend money or commit to lend money, we incur credit risk, or the risk of losses if our borrowers do not repay their loans. We may incur significant credit losses or have to provide for a significant amount of additional allowance for credit losses if:

•	large borrowers become insolvent or must be restructured;

•	domestic or global economic conditions, either generally or in particular industries in which large borrowers operate, deteriorate;

•	the value of the collateral we hold, such as real estate or securities, declines; or

•	we are adversely affected by corporate credibility issues among our borrowers, to an extent that is worse than anticipated.

As a percentage of total loans, nonaccrual and restructured loans and accruing loans contractually past due 90 days or more ranged from 1.70% to 2.18% as of the five recent fiscal year-ends. The percentage increased to 2.18% as of March 31, 2010 compared to the previous year-end mainly due to downgrades in the credit ratings of borrowers in the domestic manufacturing, communication and information services, wholesale and retail, services and other industry segments and the foreign governments and official institutions segment. In particular, as of March 31, 2010, our domestic loans accounted for 78.1% of our total loans outstanding, and the domestic portion of our nonaccrual and restructured loans and accruing loans contractually past due 90 days or more accounted for 85.3% of the total of such loans. If the recession in Japan worsens, our problem loans and credit-related expenses may increase. An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base. For a discussion of our problem loans, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition” and “Selected Statistical Data—Loan Portfolio.”

We may provide additional loans, equity capital or other forms of support to troubled borrowers in order to facilitate their restructuring and revitalization efforts. We may also forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructuring. These practices may substantially increase our exposure to troubled borrowers and increase our losses. Credit losses may also increase if we elect, or are forced by economic or other considerations, to sell or write off our problem loans at a larger discount, in a larger amount or in a different time or manner, than we may otherwise want.

Although we, from time to time, enter into credit derivative transactions, including credit default swap contracts, to manage our credit risk exposure, such transactions may not provide the protection against credit defaults that we intended due to counterparty defaults or otherwise. The credit default swap contracts could also result in significant losses. As of March 31, 2010, the notional amount of the credit default swaps we sold was

¥3.8 trillion. In addition, negative changes in financial market conditions may restrict the availability and liquidity of credit default swaps. For more information on our credit derivative transactions, see Note 23 to our consolidated financial statements included elsewhere in this Annual Report.

Our loan losses could prove to be materially different from our estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowance for credit losses and may also record credit losses beyond our allowance. Our allowance for credit losses in our loan portfolio is based on evaluations about customers’ creditworthiness and the value of collateral we hold. Negative changes in economic conditions or our borrowers’ repayment abilities could require us to provide for additional allowance. For example, as a result of the weakening of the financial condition of borrowers, especially in the manufacturing, wholesale and retail, and other industry segments, provision for credit losses increased to ¥647.8 billion for the fiscal year ended March 31, 2010 from ¥626.9 billion for the fiscal year ended March 31, 2009. As of March 31, 2010, our allowance for credit losses as a percentage of loans increased to 1.43% compared to 1.15% as of March 31, 2009, since the allowance for credit losses increased due to the credit quality deterioration of borrowers in those segments, whereas our total outstanding loans decreased. The regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses. For a discussion of our allowance policy, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition.”

If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

A decline in Japanese stock prices could reduce the value of the Japanese domestic marketable equity securities that we hold, which accounted for 8.3% of our total investment securities portfolio, or 2.2% of our total assets, as of March 31, 2010, a decrease from 10.9% and an increase from 2.0% as of March 31, 2009, respectively. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥11,244.40 at April 1, 2010 to ¥9,572.49 at August 9, 2010, mainly reflecting investor sentiment that remains cautious in light of uncertainties surrounding the global financial and capital markets. If stock market prices further decline or do not improve, we may incur additional losses on our securities portfolio. Further declines in the Japanese stock market or other global markets may also materially and adversely affect our capital ratios and financial condition. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.”

Because a large portion of our assets are located in Japan and our business operations are conducted primarily in Japan, we may incur further losses if economic conditions in Japan worsen.

Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2008, 2009 and 2010, 71.8%, 73.9% and 74.5% of our total assets were related to Japanese domestic assets, respectively, including Japanese national government and Japanese government agency bonds which accounted for 45.2%, 69.8% and 75.8% of our total investment securities portfolio. Moreover, approximately three quarters of our total interest and non-interest income related to Japanese domestic income.

During the fiscal year ended March 31, 2010, although there were early signs of a recovery of economic conditions in Japan from the recent global recession that began in the second half of 2008, a number of factors still remain that could thwart the recovery of, or lead to another downturn in the Japanese economy. For example, between April 15, 2010 and July 1, 2010, the Nikkei Stock Average declined from ¥11,273.79 to ¥9,191.60. In addition, Japan’s real gross domestic product decreased 2.0 percentage points in the fiscal year ended March 31, 2010, which was a continuing decrease for the second consecutive year. Japan’s consumer price index for March 2010 decreased 1.2 percentage points year-on-year, and Japan’s unemployment rate for March 2010 rose 0.2 percentage points year-on-year to 5.0%. Japan’s economic recovery may be further influenced by increased uncertainties surrounding the Japanese political environment, particularly after the ruling Democratic Party lost control of the upper house of the Japanese Diet in the national elections in July 2010. Due to the high concentration of our investment portfolio in Japanese national government and Japanese government agency bonds, significant interest rate fluctuations, and resulting price fluctuations in those securities, may adversely affect our capital ratios. In addition, the economic conditions in Japan are affected by changes in the global economy, which also have a direct impact on our foreign operations. If the economic conditions in Japan or globally remain stagnant or deteriorate, we may report losses on our Japanese national government and Japanese government agency bonds as well as Japanese equity securities. For a further discussion of our results of operations on a geographic basis, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Geographic Segment Analysis.” Deteriorating or stagnant economic conditions may also result in a decrease in the volume in financial transactions in general, which in turn may reduce our income from fees and commissions. For example, our income from fees and commission decreased to ¥1,139.5 billion for the fiscal year ended March 31, 2010 from ¥1,188.5 billion for the previous fiscal year mainly due to lower transaction volume.

If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.

In an effort to better cope with the rapidly changing global business and regulatory environment, we have recently entered into, and plan to continue to seek opportunities for, arrangements to strengthen our global strategic alliance with Morgan Stanley. In May 2010, we and Morgan Stanley created two joint venture securities companies in Japan, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS, and Morgan Stanley MUFG Securities Co., Ltd., or MSMS. We and Morgan Stanley integrated our respective securities subsidiaries in Japan, Mitsubishi UFJ Securities Co., Ltd., or MUS, and Morgan Stanley Japan Securities Co., Ltd., to establish the two joint venture companies. We hold a 60% economic interest in each of MUMSS and MSMS through Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, an intermediate holding company, and Morgan Stanley indirectly holds a 40% economic interest in each of MUMSS and MSMS. We hold a 60% voting interest through MUSHD and Morgan Stanley indirectly holds a 40% voting interest in MUMSS, while we hold a 49% voting interest through MUSHD and Morgan Stanley indirectly holds a 51% voting interest in MSMS. Because MUS’s business represented our core securities business in Japan prior to the formation of the joint venture companies, and because the joint venture companies will be the primary channel through which our retail and wholesale securities business will be conducted, the failure of the joint venture companies to achieve their intended goals due to unanticipated difficulties in integrating their IT or internal control systems or personnel, or the inability to cross-sell products and services as expected, could negatively affect our retail and wholesale securities business.

In addition, we hold an approximately 20% interest (on a fully diluted basis) in Morgan Stanley. With our current interest in Morgan Stanley, we cannot control its operations and assets or make major decisions without the consent of other shareholders. Thus, Morgan Stanley may make a decision that is inconsistent with our interests. Although we do not control Morgan Stanley, given the magnitude of investment that we have made, if Morgan Stanley encounters financial or other business difficulties, we may suffer a financial loss on our investment or damage to our reputation.

For a more detailed discussion of our joint ventures with, and investment in, Morgan Stanley, see “Item 4.B. Information on the Company—Business Overview” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.

We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-fifth of our total outstanding loans.

The Japanese government has been implementing regulatory reforms affecting the consumer lending industry in recent years. In December 2006, the Diet passed legislation to reform the regulations relating to the consumer lending business, including amendments to the Law Concerning Acceptance of Investment, Cash Deposit and Interest Rate, etc., which, effective June 18, 2010, reduced the maximum permissible interest rate from 29.2% per annum to 20% per annum. The regulatory reforms also included amendments to the Law Concerning Lending Business, which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Law (between 15% per annum to 20% per annum depending on the amount of principal). Prior to June 18, 2010, gray-zone interest was permitted under certain conditions set forth in the Law Concerning Lending Business. As a result of the regulatory reforms, all interest rates are now subject to the lower limits imposed by the Interest Rate Restriction Law, compelling lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers. The new regulations that became effective on June 18, 2010 may also have a further negative impact on the business of consumer finance companies as those new regulations require, among other things, consumer finance companies to review the repayment capability of borrowers before making loans to individual borrowers, thereby limiting the amount of borrowing available to those borrowers.

In addition, as a result of decisions by the Supreme Court of Japan prior to June 18, 2010 imposing stringent requirements under the Law Concerning Lending Business for charging gray-zone interest rates, consumer finance companies have experienced a significant increase in borrowers’ claims for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law. As of March 31, 2009 and 2010, we had ¥77 billion and ¥84 billion of allowance for repayment of excess interest, respectively. For the fiscal years ended March 31, 2009 and 2010, we recorded provisions for repayment of excess interest of ¥47.9 billion and ¥44.8 billion, respectively. For the same periods, one of our equity method investees engaged in consumer lending had a negative impact of ¥15.8 billion and ¥23.1 billion, respectively, on equity in losses of equity method investees in our consolidated statement of operations.

These developments have adversely affected, and these and any future developments may further adversely affect, the operations and financial condition of our subsidiaries and borrowers which are engaged in consumer lending, which in turn may affect the value of our related shareholdings and loan portfolio. In particular, to further strengthen our consumer finance business as a core business of our group, in August 2008, we increased our interest in our consolidated subsidiary, Mitsubishi UFJ NICOS Co., Ltd., and separately, in October 2008, increased our interest in an equity method investee, ACOM CO., LTD. As a result of these investments, any negative developments in the consumer finance industry may have a greater impact on our consolidated results of operations and financial condition.

Increases in interest rates could adversely affect the value of our bond portfolio.

The aggregate estimated fair value of the Japanese government and corporate bonds and foreign bonds, including US Treasury bonds, that we hold has increased in recent fiscal years to 22.9% of our total assets as of March 31, 2010. In particular, the Japanese government and Japanese government agency bonds accounted for 20.2% of our total assets as of March 31, 2010. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

The Bank of Japan has been maintaining a very low policy rate (uncollateralized overnight call rate) of 0.10% in an effort to lift the economy out of deflation. Short-term interest rates continue to decline because of the Bank of Japan’s so-called “monetary easing policy.” Interest rates in other major global financial markets, including the United States and the European Union, have remained at historic low levels in recent years. An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may have a significant negative effect on the value of our bond portfolio. See “Operating and Financial Review and Prospects—Business Environment.”

Fluctuations in foreign currency exchange rates may result in transaction losses on translation of monetary assets and liabilities denominated in foreign currencies as well as foreign currency translation losses with respect to our foreign subsidiaries and equity method investees.

Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2010, the average balance of our foreign interest-bearing assets was ¥47.6 trillion and the average balance of our foreign interest-bearing liabilities was ¥33.7 trillion, representing 27.1% of our average total interest-earning assets and 21.3% of our average total interest-bearing liabilities during the same period. For the fiscal year ended March 31, 2010, net foreign exchange gains, which primarily include transaction gains on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies and net gains on currency derivatives instruments entered into for trading purposes, were ¥216.7 billion, compared to net foreign exchange losses of ¥206.2 billion for the previous fiscal year. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. The average exchange rate for the fiscal year ended March 31, 2010 was ¥92.85 per US$1.00, compared to the average exchange rate for the fiscal year ended March 31, 2009 of ¥100.54 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2009 was ¥93.57 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2008 of ¥103.46 per US$1.00. The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of decreasing total revenue by ¥181.3 billion, net interest income by ¥67.0 billion and income from continuing operations before income tax expense by ¥78.3 billion, respectively, for the fiscal year ended March 31, 2010. For more information on foreign exchange gains and losses and foreign currency translation gains and losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

Any adverse changes in the business of Union Bank, an indirect wholly-owned subsidiary in the United States, could significantly affect our results of operations.

Union Bank, N.A., or Union Bank, is the primary subsidiary of UnionBanCal Corporation, or UNBC, which is an indirect wholly-owned subsidiary. Union Bank has historically contributed to a significant portion of our net income. UNBC reported net income of $608.1 million and $269.9 million for the fiscal years ended December 31, 2007 and 2008, and a net loss of $65.0 million for the fiscal year ended December 31, 2009. Compared to fiscal years prior to the fiscal year ended March 2009, any adverse developments which could arise at Union Bank will have a greater negative impact on our results of operation and financial condition, because Union Bank became, through UNBC, our wholly owned subsidiary in November 2008 compared with approximately 64% ownership in prior years. Moreover, the risks relating to Union Bank have increased as Union Bank has been expanding its business through acquisitions of community banks. In April 2010, Union Bank acquired approximately $600 million in total assets and assumed more than $400 million in deposits of Tamalpais Bank, a California-based bank, and acquired approximately $3.2 billion in total assets and assumed approximately $2.5 billion in deposits of Frontier Bank, a Washington-based bank, pursuant to its respective purchase and assumption agreements with the US Federal Deposit Insurance Corporation. If Union Bank is unable to achieve the benefits expected from its business strategies, including its business expansion strategy through acquisitions of failing community banks, we will suffer an adverse financial impact. Other factors that have negatively affected, and could continue to negatively affect, Union Bank’s results include adverse economic conditions in California, including the downturn in the real estate and housing industries in California, substantial competition in the California banking market, uncertainty over the US economy, the threat of terrorist attacks, fluctuating oil prices, rising interest rates, negative trends in debt ratings, and additional costs which may arise from enterprise-wide compliance, or failure to comply, with applicable laws and regulations, such as the US Bank Secrecy Act and related amendments under the USA PATRIOT Act.

We may incur further losses as a result of financial difficulties relating to other financial institutions, both directly and through the effect they may have on the overall banking environment and on their borrowers.

Some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, have experienced declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. Many banks, securities companies, insurance companies and other financial institutions, especially US and European institutions, continue to face significant pressure due to declining asset quality as a result of the continuing weakness of the global financial markets and due to legislative and regulatory developments affecting them. Allegations or governmental prosecution of improper trading activities or inappropriate business conduct of a specific financial institution could also negatively affect the public perception of other global financial institutions individually and the global financial industry as a whole. These developments may continue to adversely affect our financial results.

Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as nonaccrual and restructured loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 5% of our total loans as of each year-end in the three fiscal years ended March 31, 2010, with the percentage increasing from 7.5% to 7.7% between March 31, 2009 and 2010. We may also be adversely affected because we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries, including Japanese regional banks as part of our general equity investment securities portfolio. In addition, we held an approximately 20% interest in Morgan Stanley on a fully diluted basis as of March 31, 2010. We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purpose. The notional amount of the protection we sold through these instruments was ¥4.1 trillion as of March 31, 2010.

In addition, financial difficulties relating to financial institutions could indirectly have an adverse effect on us because:

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

Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such expansion.

We continue to seek opportunities to expand the range of our products and services beyond our traditional banking and trust businesses, through development and introduction of new products and services or through acquisitions of or investments in financial institutions with products and services that complement our business. For example, taking advantage of our financial holding company status which enables us to underwrite securities, we are currently seeking to expand our corporate banking operations in the United States. In addition, the sophistication of financial products and management systems has been growing significantly in recent years. As a result, we are exposed to new and increasingly complex risks. Some of the activities that our subsidiaries are expected to engage in, such as derivatives and foreign currency trading, present substantial risks. In some cases, we have only limited experience with the risks related to the expanded range of these products and services. In addition, we may not be able to successfully develop or operate the necessary information systems. As a result, we may not be able to foresee the risks relating to new products and services. As we expand the geographic scope of our business, we will also be exposed to risks that are unique to particular jurisdictions or markets. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. The substantial market, credit, compliance and regulatory risks in relation to the expanding scope of our products, services and trading activities or expanding our business beyond our traditional markets, could result in us incurring substantial losses. In addition, our efforts to offer new services and products or penetrate new markets may not succeed if product or market opportunities develop more slowly than expected, if our new services or products are not well accepted among customers, or if the profitability of opportunities is undermined by competitive pressures. For a detailed discussion of our risk management systems, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Unanticipated economic changes in, and measures taken in response to such changes by, emerging market countries could result in additional losses.

We are increasingly active, through a network of branches and subsidiaries, in emerging market countries, particularly countries in Asia, Latin America, Central and Eastern Europe, and the Middle East, whose economies can be volatile and susceptible to adverse changes and trends in the global financial markets. For example, a decline in the value of local currencies of these countries could negatively affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers and banks in these countries are often denominated in US dollars, Euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. Some emerging market countries may also change their monetary or other economic policies in response to political instabilities or pressures, which are difficult to predict. As of March 31, 2010, based on the domicile of obligors, our assets in Europe, Asia and Oceania (excluding Japan), and other areas (excluding Japan and the United States) were ¥15.8 trillion, ¥8.4 trillion and ¥5.2 trillion, representing 7.9%, 4.2% and 2.6% of our total assets. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition.”

Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally.

In recent years, the Japanese financial system has been undergoing significant changes and regulatory barriers to competition have been reduced. In particular, any further reform of the Japanese postal savings system, under which the Japan Post Group companies, including Japan Post Bank Co., Ltd., were established in October 2007, could substantially increase competition within the financial services industry as Japan Post Bank, with the largest deposit base and branch network in Japan, may begin to offer financial services in competition with our business operations generating fee income. In addition, there has been significant consolidation and convergence among financial institutions domestically and globally, and this trend may continue in the future and further increase competition in the market. A number of large commercial banks and other broad-based financial services firms have merged or formed strategic alliances with, or have acquired, other financial institutions both in Japan and overseas. As a result of the strategic alliance and the joint venture companies that we formed with Morgan Stanley, we may be newly perceived as a competitor by some of the financial institutions with which we had a more cooperative relationship in the past. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition—Japan.”

Future changes in accounting standards and regulatory requirements could have a negative impact on our business and results of operations.

Future developments or changes in laws, regulations, policies, standards, voluntary codes of practice and their effects are unpredictable and beyond our control. For example, Japanese and other international organizations that set accounting standards have released proposals to revise accounting standards applicable to retirement benefit obligations. For example, the Accounting Standards Board of Japan has published proposals that, if adopted, would require companies preparing their financial statements in accordance with Japanese GAAP to record as liabilities on balance sheets actuarial losses and unrecognized past service cost, which are currently not recorded as liabilities on balance sheets. The proposed changes, if adopted, could have a significant negative impact on our capital ratios since we calculate our capital ratios in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. For more information, see “—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.”

In addition, in response to the recent instabilities in financial markets, several international organizations which set accounting standards have released proposals to revise standards on accounting for financial instruments. Accounting standards applicable to financial instruments remain subject to debate and revision by international organizations which set accounting standards. If the current accounting standards change in the future, the reported values of some of our financial instruments may need to be modified, and such modification could have a significant impact on our financial results or financial condition. For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

We could also be required to incur significant expenses to comply with new standards and regulations. For example, if we adopt a new accounting system in the future, we may be required to incur significant additional costs for establishing and implementing effective internal controls, which may materially and adversely affect our financial condition and results of operations.

In addition, additional regulatory requirements could have an adverse impact on our future business and results of operations. For example, new regulations relating to the consumer lending business which became effective in June 2010 impose, among other things, stricter requirements for consumer finance companies in Japan to review the repayment capabilities of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers, which in turn may negatively affect our profitability. For more information on regulatory changes in the consumer finance industry, see “—Risks Related to Our Business—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”

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

Our operations with entities in Iran consist primarily of loans for petroleum projects and trade financing for general commercial purposes, as well as letters of credit and foreign exchange services. Our operations relating to Syria are primarily foreign exchange services. We do not believe our operations relating to Iran and Syria are material to our business or financial condition. As of March 31, 2010, the loans outstanding to borrowers in or affiliated with Iran were approximately $48.0 million, which represented less than 0.01% of our total assets, and we did not have any loans outstanding to the financial institutions specifically listed by the US government. We did not have any loans outstanding with entities in or affiliated with Syria, including the financial institutions specifically listed by the US government. In addition, we receive deposits or hold assets on behalf of several individuals resident in Japan who are citizens of countries designated as state sponsors of terrorism.

We are aware of initiatives by US governmental entities and US institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran, Syria and other countries identified as state sponsors of terrorism. It is also possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, depending on socio-political developments, our reputation may suffer due to our association with these countries. The above circumstances could have an adverse effect on our business and financial condition. The US government has recently enacted new legislation designed to limit economic and financial transactions with Iran. This or any similar legislative developments initiated by the US government may further restrict our business operations, and our failure to comply may result in regulatory action against us.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency of Japan. As of March 31, 2010, our total risk-adjusted capital ratio was 14.87% compared to the minimum risk-adjusted capital ratio required of 8.00%, and our Tier I capital ratio was 10.63% compared to the minimum Tier I capital ratio required of 4.00%. Our capital ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. In addition, some of our subsidiaries are also subject to the capital adequacy rules of various foreign countries, including the United States where each of MUFG, BTMU, MUTB and UNBC is a financial holding company under the US Bank Holding Company Act. We or our banking subsidiaries may be unable to continue to satisfy the capital adequacy requirements because of:

•

increases in credit risk assets and expected losses we or our subsidiaries may incur due to fluctuations in our or our subsidiaries’ loan and securities portfolios as a result of deteriorations in the credit of our borrowers and the issuers of equity and debt securities;

•	increases in credit costs we or our subsidiaries may incur as we or our subsidiaries dispose of problem loans or as a result of deteriorations in the credit of our borrowers;

•	declines in the value of our or our subsidiaries’ securities portfolio;

•

changes in the capital ratio requirements or in the guidelines regarding the calculation of bank holding companies’ or banks’ capital ratios or changes in the regulatory capital requirements for securities firms;

•	a reduction in the value of our or our subsidiaries’ deferred tax assets;

•	adverse changes in foreign currency exchange rates; or

•	other adverse developments discussed in these risk factors.

In December 2009, the Basel Committee on Banking Supervision released proposals designed to strengthen global capital and liquidity regulations. The various proposals, if adopted, could impose stricter capital requirements and new liquidity requirements on global financial institutions such as us. If the proposals, including any new proposals released thereafter, are adopted, the Japanese capital ratio framework is expected to be revised in substantial conformity with them, thereby imposing possibly more stringent requirements on Japanese financial institutions, including us.

If our capital ratios fall below required levels, the Financial Services Agency of Japan could require us to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our business operations. In addition, if the capital ratios of our subsidiaries subject to capital adequacy rules of foreign jurisdictions fall below the required levels, the local regulators could also take action against them that may result in reputational damage or financial losses to us. For a discussion of our capital ratios and the related regulatory guidelines, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Adequacy.”

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

The recent global financial crisis and recession led to the decline in our market capitalization and negatively affected the fair value of our reporting units for purposes of our periodic testing of goodwill for impairment. As a result, we recorded ¥893.7 billion, ¥845.8 billion and ¥0.5 billion of goodwill impairment charges for the fiscal years ended March 31, 2008, 2009 and 2010, respectively. As of March 31, 2010, the balance of goodwill was ¥381.5 billion.

We may be required to record additional impairment charges relating to goodwill in future periods if the fair value of any of our reporting units declines below the fair value of related assets net of liabilities. Any additional impairment charges will negatively affect our financial results, and the price of our securities could be adversely affected. For a detailed discussion of the goodwill recorded and our periodic testing of goodwill for impairment, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates—Accounting for Goodwill and Intangible Assets” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Condition—Goodwill.”

Risks Related to Owning Our Shares

It may not be possible for investors to effect service of process within the United States upon us or our directors, corporate auditors or other management members, or to enforce against us or those persons judgments obtained in US courts predicated upon the civil liability provisions of the US federal or state securities laws.

We are a joint stock company incorporated under the laws of Japan. Almost all of our directors, corporate auditors or other management members reside outside the United States. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for US investors to effect service of process within the United States upon us or these persons or to enforce, against us or these persons, judgments obtained in the US courts predicated upon the civil liability provisions of the US federal or state securities laws.

We believe there is doubt as to the enforceability in Japan, in original actions or in actions brought in Japanese courts to enforce judgments of US courts, of claims predicated solely upon the US federal or state securities laws mainly because the Civil Execution Act of Japan requires Japanese courts to deny requests for the enforcement of judgments of foreign courts if foreign judgments fail to satisfy the requirements prescribed by the Civil Execution Act, including:

•	the jurisdiction of the foreign court be recognized under laws, regulations, treaties or conventions;

•	proper service of process be made on relevant defendants, or relevant defendants be given appropriate protection if such service is not received;

•	the judgment and proceedings of the foreign court not be repugnant to public policy as applied in Japan; and

•	there exist reciprocity as to the recognition by a court of the relevant foreign jurisdiction of a final judgment of a Japanese court.

Judgments obtained in the US courts predicated upon the civil liability provisions of the US federal or state securities laws may not satisfy these requirements.

Risks Related to Owning Our ADSs

As a holder of ADSs, you have fewer rights than a shareholder of record in our shareholder register since you must act through the depositary to exercise these rights.

The rights of our shareholders under Japanese law to take actions such as voting, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian, is the record holder of the shares underlying the American Depositary Shares, or ADSs, only the depositary can exercise shareholder rights relating to the deposited shares. ADS holders, in their capacity, will not be able to directly bring a derivative action, examine our accounting books and records and exercise appraisal rights. We have appointed The Bank of New York Mellon as depositary, and we have the authority to replace the depositary.

Pursuant to the deposit agreement among us, the depositary and a holder of ADSs, the depositary will make efforts to exercise voting or any other rights associated with shares underlying ADSs in accordance with the instructions given by ADS holders, and to pay to ADS holders dividends and distributions collected from us. However, the depositary can exercise reasonable discretion in carrying out the instructions or making distributions, and is not liable for failure to do so as long as it has acted in good faith. Therefore, ADS holders may not be able to exercise voting or any other rights in the manner that they had intended, or may lose some or all of the value of the dividends or the distributions. Moreover, the depositary agreement that governs the obligations of the depositary may be amended or terminated by us and the depositary without your consent, notice, or any reason. As a result, you may be prevented from having the rights in connection with the deposited shares exercised in the way you had wished or at all.

ADS holders are dependent on the depositary to receive our communications. We send to the depositary all of our communications to ADS holders, including annual reports, notices and voting materials, in Japanese. ADS holders may not receive all of our communications with shareholders of record in our shareholder register in the same manner or on an equal basis. In addition, ADS holders may not be able to exercise their rights as ADS holders due to delays in the depositary transmitting our shareholder communications to ADS holders. For a detailed discussion of the rights of ADS holders and the terms of the deposit agreement, see “Item 10.B. Additional Information—Memorandum and Articles of Association.”

Item 4.	Information on the Company.

A.	History and Development of the Company

Mitsubishi UFJ Financial Group, Inc.

MUFG is a bank holding company incorporated as a joint stock company (kabushiki kaisha) under the Company Law of Japan. We are the holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS, Mitsubishi UFJ NICOS Co., Ltd., or Mitsubishi UFJ NICOS, and other companies engaged in a wide range of financial businesses.

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

On April 1, 2004, we implemented a new integrated business group system, which currently integrates the operations of BTMU, MUTB and MUSHD and MUMSS into the following three areas—Retail, Corporate, and Trust Assets. This new measure was intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries.

On July 1, 2005, MTFG made Mitsubishi Securities Co., Ltd., a directly held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank.

On June 29, 2005, the merger agreement between MTFG and UFJ Holdings was approved at the general shareholders meetings of MTFG and UFJ Holdings. As the surviving entity, Mitsubishi Tokyo Financial Group, Inc. was renamed “Mitsubishi UFJ Financial Group, Inc.” The merger of the two bank holding companies was completed on October 1, 2005.

On September 30, 2007, MUSHD, which was then called “Mitsubishi UFJ Securities Co., Ltd.,” or MUS, became a wholly owned subsidiary of MUFG through a share exchange transaction.

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

On April 1, 2010, the former MUS was renamed MUSHD, and a newly created operating subsidiary of MUSHD succeeded to the former MUS’s domestic operations, as a result of a corporate split transaction.

On May 1, 2010, the new operating subsidiary of MUSHD succeeded to the investment banking operations conducted in Japan by Morgan Stanley Japan Securities Co., Ltd., as a joint venture company of Morgan Stanley and us, which was renamed MUMSS.

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

Mitsubishi UFJ Securities Holdings Co., Ltd.

MUSHD is a wholly owned subsidiary of MUFG. MUSHD functions as an intermediate holding company of MUFG’s global securities business. MUSHD’s registered head office is located at 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6317, Japan, and its telephone number is 81-3-6213-2550. MUSHD is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law. MUSHD has major overseas subsidiaries in London, New York, Hong Kong, Singapore, Shanghai and Geneva.

In April 2010, MUS became an intermediate holding company by spinning off its business operations to a wholly owned operating subsidiary established in December 2009. Upon the consummation of the corporate spin-off transaction, MUS was renamed “Mitsubishi UFJ Securities Holdings Co., Ltd.” and the operating subsidiary was renamed “Mitsubishi UFJ Securities Co., Ltd.”

MUS was formed through the merger between Mitsubishi Securities Co., Ltd. and UFJ Tsubasa Securities Co., Ltd. on October 1, 2005, with Mitsubishi Securities being the surviving entity. The surviving entity was renamed “Mitsubishi UFJ Securities Co., Ltd.” and, in September 2007, became our wholly-owned subsidiary through a share exchange transaction.

Mitsubishi Securities was formed in September 2002 through a merger of Bank of Tokyo-Mitsubishi’s securities subsidiaries and affiliate, KOKUSAI Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd. and Tokyo-Mitsubishi Personal Securities Co., Ltd., and Mitsubishi Trust Bank’s securities affiliate, Issei Securities Co., Ltd. In July 2005, MTFG made Mitsubishi Securities a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank.

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

MUMSS is our core securities and investment banking subsidiary. MUMSS was created as one of the two Japanese joint venture securities companies in May 2010 between Morgan Stanley and us as part of our global strategic alliance. MUMSS succeeded to the investment banking operations conducted in Japan by a subsidiary of Morgan Stanley and the wholesale and retail securities businesses conducted in Japan by MUS. MUFG, through MUSHD, holds 60% voting and economic interests in MUMSS. MUMSS’s registered head office is located at 5-2 Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan, and its telephone number is 81-3-6213-8500. MUMSS is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law. For more information on our strategic alliance with Morgan Stanley, see “—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

MUMSS engages in underwriting and brokerage of securities, mergers and acquisitions, derivatives, corporate advisory and securitization operations. In addition to its own independent branches, MUMSS serves individual customers of BTMU and MUTB through a network of MUFG Plazas, which provide individual customers with one-stop access to services and products offered by MUMSS, BTMU and MUTB.

In the securities business, MUMSS offers its customers a wide range of investment products. The equity sales staff members provide services to clients ranging from individual investors to institutional investors in Japan and abroad. Through derivative products, MUMSS provides solutions to meet customers’ risk management needs. MUMSS also offers structured bonds utilizing various types of derivatives in response to customers’ investment needs. In the investment trust business, MUMSS provides its retail and corporate customers a wide variety of products. MUMSS also offers investment banking services in such areas as bond underwriting, equity underwriting, initial public offerings, support for IR activities, securitization of assets and mergers and acquisitions. MUMSS has research functions and provides in-depth company and strategy reports.

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

We are one of the world’s largest and most diversified financial groups with total assets of ¥200 trillion as of March 31, 2010. The Group is comprised of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Law of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. The Group has the largest overseas network among the Japanese banks, comprised of offices and subsidiaries, including Union Bank, N.A., or Union Bank, in more than 40 countries.

While maintaining the corporate cultures and core competencies of BTMU, MUTB, MUMSS and Mitsubishi UFJ NICOS, we, as the holding company, seek to work with them to find ways to:

•	establish a more diversified financial services group operating across business sectors;

•	leverage the flexibility afforded by our organizational structure to expand our business;

•	benefit from the collective expertise of BTMU, MUTB, MUMSS and Mitsubishi UFJ NICOS;

•	achieve operational efficiencies and economies of scale; and

•	enhance the sophistication and comprehensiveness of the Group’s risk management expertise.

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

In October 2008, as part of our medium-term strategy to expand our operations in the United States, each of MUFG, BTMU, MUTB and UNBC became a financial holding company under the US Bank Holding Company Act. For more information, see “Item 3.D. Risk Factors—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations” and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

MUFG Management Philosophy

MUFG’s management philosophy serves as the basic policy in conducting its business activities, and provides guidelines for all group activities. It is also the foundation for management decisions, including the formulation of management strategies and management plans, and serves as the core value for all employees. BTMU, MUTB, MUMSS and Mitsubishi UFJ NICOS adopted the MUFG’s management philosophy as their own respective management philosophy, and the entire group strives to comply with this philosophy. The details of the MUFG’s management philosophy are set forth below:

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

Integrated Retail Banking Business Group

The Integrated Retail Banking Business Group covers all domestic retail businesses, including commercial banking, trust banking and securities businesses, and enables us to offer a full range of banking products and services, including financial consulting services, to retail customers in Japan. This business group integrates the retail business of BTMU, MUTB and MUMSS as well as retail product development, promotion and marketing in a single management structure. Many of our retail services are offered through our network of MUFG Plazas providing individual customers with one-stop access to our comprehensive financial product offerings of integrated commercial banking, trust banking and securities services.

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

Investment trusts.    We provide a varied lineup of investment trust products allowing our customers to choose products according to their investment needs through BTMU, MUTB and MUMSS as well as kabu.com Securities, which specializes in online financial services. In the fiscal year ended March 31, 2010, BTMU offered a total of five new investment trusts. As of the end of March 2010, BTMU offered our clients a total of 73 investment trusts. Moreover, BTMU has placed significant importance on ensuring that aftercare is provided to all of our customers who have purchased our investment trust products.

Insurance.    Since the Japanese government lifted the prohibition against sales of annuity insurance products by banks in October 2002, we have been actively offering insurance products to meet the needs of our customers. Our current lineup of insurance products consists of investment-type individual annuities, foreign currency-denominated insurance annuities and yen-denominated fixed-amount annuity insurance. Additionally, since January 2005, we have been offering single premium term insurance. BTMU has been offering life, medical and cancer insurance since December 2007, care insurance since April 2008 and car insurance since July 2009. As of March 31, 2010, BTMU offers 13 varieties of life insurance products (five life insurance, three medical insurance, three cancer insurance products, one endowment insurance, one educational insurance) at 466 BTMU branches. Professional insurance sales representatives, called “Insurance Planners,” have been assigned to each branch where these insurance products are sold in order to ensure that the branch responds to our customers’ needs. MUTB also offers whole term life insurance and medical insurance at all of its branches.

Financial products intermediation services.    Our banking subsidiaries entered the securities industry following the lifting of the ban on securities intermediation by banks in Japan in December 2004, when we started offering financial products intermediation services through BTMU and MUTB and with the former MUS acting as an agent. We have expanded this service through BTMU with three MUFG securities companies (MUMSS, Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., and kabu.com Securities Co., Ltd.) acting as agents and through MUTB with MUMSS acting as an agent. We offer securities, including publicly offered stocks, foreign and domestic investment trusts, Japanese government bonds, foreign bonds and various other products. As of March 31, 2010, BTMU employed approximately 440 employees seconded from MUMSS. We seek to optimize the deployment of the securities service personnel within our group in accordance with our initiatives where approximately 180 of the 440 were assigned to branches in Japan as sales representatives, approximately 170 employees were employed in the capacity of Retail Money Desk, or RMD, representatives to assist the branch sales force, and the remaining 90 employees were assigned to the headquarters of BTMU (Financial Instruments Intermediary Service Office).

Loans.    We offer housing loans, card loans, and other loans to individuals. With respect to housing loans, in addition to housing loans incorporating health insurance for seven major illnesses, BTMU began offering in June 2009 preferential interest rates under its “Environmentally Friendly Support” program to customers who purchase “environment-conscious” houses (e.g., houses with solar electric systems) which meet specific criteria in response to increasing public interest in environmental issues. In September 2009, BTMU launched “housing loans with home mortgage insurance,” which BTMU jointly developed with the Japan Housing Finance Agency, a governmental agency under the Japanese government’s economic stimulus measures, under which the agency indemnifies BTMU for losses from housing loans. Since November 2007, BTMU has been offering a card loan service called “BANQUIC,” for which applications can be accepted through the internet, telephone, TV telephone and mobile phone. A customer who has an account with BTMU can obtain loans through the “BANQUIC” service by having the loan proceeds directly remitted to the customer’s BTMU account. The service is available at BTMU branches and BTMU-affiliated ATMs at convenience stores with no ATM transaction fees. BTMU continues to strive to meet a wide variety of customer needs by enhancing our product offerings and increasing customers’ ease of access to our services.

Credit cards.    Among our group companies, Mitsubishi UFJ NICOS and BTMU issue credit cards and also offer some preferential services provided by other MUFG group companies (including preferential rates for BTMU housing loans) to holders of “MUFG card” issued by Mitsubishi UFJ NICOS and gold cards issued by BTMU. BTMU has expanded value-added services and benefits for bank-issued credit card holders, including a point program where credit card holders can earn points by using their credit cards and exchange the points earned for cash or other preferential treatment for banking transactions through BTMU.

Domestic Network.    We offer products and services through a wide range of channels, including branches, ATMs (including convenience store ATMs shared by multiple banks), Mitsubishi-Tokyo UFJ Direct (telephone, internet and mobile phone banking), the Video Counter and postal mail.

We offer integrated financial services combining our banking, trust banking and securities services at MUFG Plazas. These Plazas provide retail customers with integrated and flexible suite of services at one-stop outlets. As of March 31 2010, we provided those services through 47 MUFG Plazas.

To provide exclusive membership services to high net worth individual customers, private banking offices have been established since December 2006 featuring lounges and private rooms where customers can receive wealth management advice and other services in a relaxing and comfortable setting. As of March 31, 2010, we had 28 private banking offices in the Tokyo metropolitan area, Nagoya and Osaka.

To improve customer convenience, BTMU has enhanced its ATM network and ATM related services. BTMU has also ceased to charge ATM transaction fees from customers of BTMU and MUTB for certain transactions. In addition, BTMU has reduced commissions for transactions conducted through ATMs located in convenience stores. Furthermore, BTMU currently shares it ATM network with eight Japanese local banks, AEON Bank, Ltd. and the banks belonging to the Japan Agricultural Cooperatives bank group. BTMU has also ceased to charge ATM transaction fees from customers who use these banks’ ATMs for certain transactions.

“Jibun Bank Corporation” is a partnership between BTMU and KDDI Corporation, a major telecommunications company in Japan. Jibun Bank provides banking services primarily through mobile phone networks. Since the launch of its banking services in July 2008, Jibun Bank has reached one million accounts and ¥154 billion in deposit balance as of March 31, 2010.

Trust agency operations.    We offer MUTB’s trust related products and advisory services through our trust agency system not only for MUTB customers but also for BTMU and MUMSS customers. As of March 31, 2010, BTMU engaged in eight businesses as the trust banking agent for MUTB: testamentary trusts, inheritance management, asset succession planning, inheritance management agency operations, business management financial consulting, lifetime gift trusts, share disposal trusts, and marketable securities administration trusts. MUMSS engaged in three businesses as the trust banking agent for MUTB: testamentary trusts, inheritance management and asset succession planning. In October 2006, BTMU accepted approximately 30 financial consultants (sales managers specializing in inheritance business) from MUTB. Because of Japan’s aging society, customer demand for inheritance-related advice is increasing and we aim to significantly strengthen our ability to cross-sell the inheritance products to our existing customers.

Integrated Corporate Banking Business Group

The Integrated Corporate Banking Business Group covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. UNBC is a wholly owned subsidiary of BTMU and a US bank holding company with Union Bank being its primary subsidiary. On December 18, 2008, Union Bank changed its name to the current name from Union Bank of California, N.A. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients, from large corporations to medium-sized and small businesses. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers.

Commercial Banking

We provide various financial solutions, such as loans and fund management, remittance and foreign exchange services, to meet the requirements of SME customers. We also help our customers develop business strategies, such as inheritance-related business transfers and stock listings.

CIB (Corporate and Investment Banking)

We offer advanced financial solutions mainly to large corporations through corporate and investment banking services. Product specialists globally provide derivatives, securitization, syndicated loans, structured finance, and other services. We also provide investment banking services, such as M&A advisory, bond and equity underwriting, to meet our customers’ needs.

Transaction Banking

We provide online banking services that allow customers to make domestic and overseas remittances electronically. We also provide a global cash pooling/netting service, and the “Treasury Station”, a fund management system for a multi-company group. These services are designed particularly for customers who have global business activities.

Trust Banking

MUTB’s experience and know-how in the asset management business, real estate brokerage and appraisal services, and stock transfer agency service also enable us to offer services tailored to the financial strategies of each client, including securitization of real estate, receivables and other assets.

Global Businesses

Our global Corporate and Investment Banking business, or Global CIB, primarily serves large corporations, financial institutions, and sovereign and multinational organizations with a comprehensive set of solutions for their financing needs. Global CIB generated about 20% of our net operating profit for the fiscal year ended March 31, 2010. Spearheaded by Group Head of Integrated Corporate Banking Business Group based in Tokyo, our operations are predominantly located in the world’s primary financial centers, including New York, London, Singapore and Hong Kong. With our global reach, we provide a full range of services, including commercial banking services such as loans, deposits and cash management services, corporate banking services such as providing credit commitments and arranging the issuance of asset-backed commercial paper, and investment banking services such as debt/equity issuance and M&A advisory services to help clients develop financial strategies. To meet clients’ expectations for their various financing needs, Global CIB establishes a client-oriented coverage business model and coordinates our product experts who can offer innovative finance services all around the world.

Union Bank.    UNBC is a wholly owned indirect subsidiary of MUFG. UNBC is a US bank holding company with Union Bank being its primary subsidiary. Union Bank is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon, and Washington, as well as nationally and internationally.

Global Strategic Alliance with Morgan Stanley.    In May 2010, pursuant to definitive agreements entered into in March 2010, we and Morgan Stanley formed two joint ventures in Japan by integrating our respective Japanese securities companies engaged in investment banking and securities businesses. We converted the wholesale and retail securities businesses conducted in Japan by the former MUS into one of the joint venture entities which is named Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd., or MUMSS. Morgan Stanley contributed the investment banking operations conducted in Japan by its formerly wholly-owned subsidiary, Morgan Stanley Japan Securities Co., Ltd., or MSJS, into MUMSS and converted the sales and trading and capital markets businesses conducted in Japan by MSJS into a second joint venture entity called Morgan Stanley MUFG Securities, Co., Ltd., or MSMS. Following the respective contributions to the joint venture companies and a cash payment of ¥26 billion from us to Morgan Stanley at the closing of the transaction (subject to certain post-closing cash adjustments), we hold a 60% economic interest in each of the joint venture entities through Mitsubishi UFJ Securities Holdings Co., Ltd or MUSHD, our intermediate holding company, and Morgan Stanley indirectly holds a 40% economic interest in each of the joint venture companies. We hold a 60% voting interest through MUSHD and Morgan Stanley indirectly holds a 40% voting interest in MUMSS, while we hold a 49% voting interest through MUSHD and Morgan Stanley indirectly holds a 51% voting interest in MSMS. The board of directors of MUMSS has fifteen members, nine of whom are designated by us and six of whom are designated by Morgan Stanley. The board of directors of MSMS has ten members, six of whom are designated by Morgan Stanley and four of whom are designated by us. The CEO of MUMSS is designated by us and the CEO of MSMS is designated by Morgan Stanley. For a more detailed discussion on the Global Strategic Alliance, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

We made a $9.0 billion preferred equity investment in Morgan Stanley in October 2008 as part of our global strategic alliance with Morgan Stanley. Since this initial investment, we have acquired a total of $705 million of shares of Morgan Stanley common stock and sold back to Morgan Stanley $705 million of the preferred securities in May 2009, and we have acquired a total of $471 million of additional shares of Morgan Stanley common stock in June 2009. We beneficially own approximately 20% of the common stock of Morgan Stanley (assuming full conversion of the convertible preferred stock of Morgan Stanley we currently own).

On June 30, 2009, the scope of the Global Strategic Alliance was expanded into new geographies and businesses, including (1) a loan marketing joint venture that will provide clients in the Americas with access to expanded, world-class lending and capital markets services from both companies, (2) an agreement to establish business referral arrangements in Asia, Europe, the Middle East and Africa, covering capital markets, loans, fixed income sales and other businesses, (3) a global commodities referral agreement whereby BTMU and its affiliates will refer clients in need of commodities-related hedging solutions to certain affiliates of Morgan Stanley, and (4) an employee secondment program to share best practices and expertise in a wide range of business areas.

See “Item 3.D. Risk Factors—Risks Related to Our Business—If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.”

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

Other

Other mainly consists of the corporate centers of the holding company, BTMU, MUTB and MUMSS.

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

In terms of recent market entrants, other financial institutions, such as Orix Corporation, and non-financial companies, such as the Seven & i Holdings group and Sony Corporation, also began to offer various banking services, often through non-traditional distribution channels. Also, in recent years, various large foreign financial institutions entered the Japanese domestic market. Citigroup Inc., for example, has expanded its banking operations in Japan through a locally incorporated banking subsidiary. The privatization of Japan Post, a government-run public services corporation that is the world’s largest holder of deposits, and the establishment of the Japan Post Group companies, including Japan Post Bank Co., Ltd., as part of the continuing privatization process, as well as the privatization of other governmental financial institutions, could also substantially increase competition within the financial services industry. In December 2009, the Japanese government’s privatization plan for the Japan Post Group companies was suspended, and a bill was introduced to the Diet that, if enacted, would have doubled to ¥20 million the amount of deposits Japan Post Bank can accept from an individual depositor, permitted the Japan Post Bank to more easily enter new areas of business activities, required the government to retain more than one-third of the voting rights in Japan Post Holdings Co., Ltd. and required Japan Post Holdings to retain more than one-third of the voting rights in Japan Post Bank. However, it was not approved during the Diet session ended in June 2010.

In the corporate banking sector, the principal effect of these reforms has been the increase in competition as two structural features of Japan’s highly specialized and segmented financial system have eroded:

•	the separation of banking and securities businesses in Japan; and

•

the distinctions among the permissible activities of Japan’s two principal types of private banking institutions—ordinary banks and trust banks. For a discussion of the two principal types of private banking institutions, see “—The Japanese Financial System—Private Banking Institutions.”

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

Integration.    Since their formation in 2000 and 2001, the so-called Japanese “mega bank” groups, including us, the Mizuho Financial Group, and the Sumitomo Mitsui Financial Group have continued to expand their businesses and financial group capabilities. Heightened competition among the mega bank groups is currently expected in the securities sector as they have recently announced plans to expand, or have expanded, their respective securities businesses. In May 2010, we and Morgan Stanley commenced operations of two joint venture companies, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and Morgan Stanley MUFG Securities Co., Ltd., each of which was formed by integrating certain operations of MUS and Morgan Stanley Japan Securities. In May 2009, Mizuho Securities Co., Ltd. acquired Shinko Securities Co., Ltd., and in October 2009 the Sumitomo Mitsui Financial Group acquired Nikko Cordial Securities Inc. and other businesses from

Citigroup Inc. In October 2009, The Sumitomo Trust and Banking Co., Ltd. acquired Nikko Asset Management Co., Ltd. from Citigroup Inc., and in November 2009 The Sumitomo Trust and Banking Co., Ltd and Chuo Mitsui Trust Holdings Inc. entered into basic agreement to integrate the two groups. The mega bank groups are also expected to face heightened competition with other financial groups. For example, the Nomura Group acquired Lehman Brothers Holding, Inc.’s franchise in the Asia-Pacific region and investment banking businesses in Europe and the Middle East in October 2008.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the Financial Services Agency of Japan available as of July 20, 2010:

•	ordinary banks (127 ordinary banks and 58 foreign commercial banks with ordinary banking operations); and

•	trust banks (18 trust banks, including four Japanese subsidiaries of foreign financial institutions).

Ordinary banks in turn are classified as city banks, of which there are five, including BTMU, and regional banks, of which there are 106 and other banks, of which there are 16. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

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

•

Japan Housing Finance Agency, which was originally established in June 1950 as the Government Housing Loan Corporation for the purpose of providing housing loans to the general public, was reorganized as an incorporated administrative agency and became specialized in securitization of housing loans in April 2007; and

•

The Japan Post Group companies, a group of joint stock companies including Japan Post Bank, which were formed in October 2007 as a result of the reorganization of the former Japan Post, a government-run public services corporation, which had been the Postal Service Agency until March 2003. In December 2009, the Japanese government’s privatization plan for the Japan Post Group companies was suspended, and a bill was introduced to the Diet outlining further modifications to the privatization plan. However, it was not approved during the Diet session ended in June 2010.

Supervision and Regulation

Japan

Supervision.    The Financial Services Agency of Japan, an agency of the Cabinet Office, or FSA, is responsible for supervising and overseeing financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as the central bank for financial institutions, also has supervisory authority over banks in Japan, based primarily on its contractual agreements and transactions with the banks.

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

Basel II is designed to provide more risk-sensitive approaches and a range of options for measuring risks and determining the capital requirements. As a result, Basel II also reflects the nature of risks at each bank more closely. Under the FSA guidelines reflecting Basel II, we and our banking subsidiaries currently use the Advanced Internal Ratings-Based Approach, or the AIRB approach, to calculate capital requirements for credit risk. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements and a few subsidiaries adopted a phased rollout of the internal ratings-based approach. We and our banking subsidiaries adopted the Standardized Approach to calculate capital requirements for operational risk. As for market risk, we and our banking subsidiaries adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Methodology to calculate specific risk.

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

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I capital generally consists of shareholders’ equity items, including common stock, preferred stock, capital surplus, noncontrolling interests and retained earnings (which includes deferred tax assets). However, recorded goodwill and other items, such as treasury stock, and unrealized losses on investment securities classified as “securities available for sale” under Japanese GAAP, net of taxes, if any, are deducted from Tier I capital. Tier II capital generally consists of:

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

•	45% of the unrealized gains on investment securities classified as “securities available for sale” under Japanese GAAP;

•	45% of the land revaluation excess;

•	the balance of perpetual subordinated debt; and

•	the balance of subordinated term debt with an original maturity of over five years and preferred stock with a maturity up to 50% of Tier I capital.

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

Amendments to the capital adequacy guidelines limiting the portion of Tier I capital consisting of deferred tax assets became effective on March 31, 2006. The restrictions are targeted at major Japanese banks and their holding companies, which include MUFG and its banking subsidiaries. The banks subject to the restrictions will not be able to reflect in their capital adequacy ratios any deferred tax assets that exceed the limit of 20% of their Tier I capital.

In September 2009, the Group of Central Bank Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced a comprehensive set of measures to modify the existing three pillars of the Basel II framework. In December 2009, the Basel Committee announced a package of proposals to strengthen global capital and liquidity regulations with the goal of promoting a more resilient banking sector. The proposals cover the following four key areas;

•	raising the quality, consistency and transparency of the capital base;

•	strengthening the risk coverage of the capital framework;

•

introducing a leverage ratio as a supplementary measure to the Basel II risk-based framework with a view to migrating to a minimum capital requirement treatment based on appropriate review and calibration;

•	introducing a series of measures to promote the build-up of capital buffers in good times that can be drawn upon in periods of stress; and

•	Introducing a global minimum liquidity standard for internationally active banks that includes a 30-day liquidity coverage ratio requirement underpinned by a longer-term structural liquidity ratio.

These measures have not been adopted. However, if adopted, the Japanese capital ratio framework, which is currently based on Basel II, is expected to be revised to implement these measures, thereby imposing possibly more stringent requirements.

The various proposals could impose stricter capital requirements and new liquidity requirements on global financial institutions such as us. If adopted as proposed, the capital requirements could, among other things, significantly increase the aggregate common equity that financial institutions will be required to have issued in proportion to their total risk assets by disqualifying certain instruments that currently qualify as Tier I capital. In addition, the proposals also include a leverage ratio requirement. The proposals also include liquidity requirements that could result in financial institutions holding greater levels of lower yielding instruments as a percentage of their assets. The proposals would increase the level of risk-weighted assets, and could also increase the capital charges imposed on certain assets potentially making certain businesses more expensive to conduct. We will continue to assess the potential impact of the proposals.

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

Under the Deposit Insurance Law, the maximum amount of protection is ¥10 million per customer within one bank. Since April 1, 2005, all deposits are subject to the ¥10 million maximum, except for non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions (the “settlement accounts”). Such deposit accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. Currently, the Deposit Insurance Corporation charges insurance premiums equal to 0.107% on the deposits in the settlement accounts, which are fully protected as mentioned above, and premiums equal to 0.082% on the deposits in other accounts.

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

Law Concerning the Temporary Measures for the Facilitation of Finance to Small and Medium-sized Firms and Others.    On November 30, 2009, the Japanese Diet passed a new piece of legislation entitled the Law Concerning the Temporary Measures for the Facilitation of Finance to Small and Medium-sized Firms and Others. The legislation requires financial institutions, among other things, to make an effort to reduce their customers’ burden of loan payment by employing methods such as modifying the term of loans at the request of eligible borrowers including small and medium-sized firms and individual home loan borrowers. The new legislation also requires financial institutions to internally establish a system to implement the requirements of the legislation and periodically make public disclosure of and report to the relevant authority on the status of implementation. The legislation is scheduled to expire at the end of March 2011.

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

Recent Regulatory Actions.    In June 2009, the former MUS received from the FSA an order to improve business operations pursuant to Article 51 of the Financial Instruments and Exchange Law and to submit a report on the former MUS’s progress on adopting and implementing remedial and preventative measures (which report was submitted to the FSA on July 2, 2009) and a recommendation pursuant to the first paragraph of Article 34 of the Personal Information Protection Law in connection with the incident where data including customer information were fraudulently stolen.

In July 2009, kabu.com Securities Co., Ltd., a consolidated subsidiary, received an order to improve business operations from the FSA in connection with a former employee’s trading activities in violation of Japanese insider trading regulations.

Government reforms to restrict maximum interest rates on consumer lending business.    In December 2006, the Diet passed legislation to reform the regulations relating to the consumer lending business, including amendments to the Law Concerning Acceptance of Investment, Cash Deposit and Interest Rate etc., which, effective on June 18, 2010, reduced the maximum permissible interest rate from 29.2% per annum to 20% per annum. The regulatory reforms also included amendments to the Law Concerning Lending Business which, effective on June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Law (between 15% per annum to 20% per annum depending on the amount of principal). Prior to June 18, 2010, gray-zone interests were permitted under certain conditions set forth in the Law Concerning Lending Business. As a result of the regulatory reforms, all interest rates are now subject to the lower limits imposed by the Interest Rate Restriction Law, compelling lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers. Furthermore, the new regulations, which became effective on June 18, 2010, require, among other things, consumer finance companies to review the repayment capability of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers.

In addition, as a result of recent decisions made by the Supreme Court of Japan prior to June 18, 2010, imposing stringent requirements for charging such gray-zone interest, and the business environment for consumer finance companies in Japan has been altered in favor of borrowers. Due to such changes, borrowers’ claims for reimbursement of such excess interest that they have paid to the consumer finance companies have significantly increased and are still holding at high levels.

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

US branches and agencies of subsidiary Japanese banks.    Under the authority of the IBA, our banking subsidiaries, BTMU and MUTB, operate seven branches, two agencies and five representative offices in the United States. BTMU operates branches in Los Angeles and San Francisco, California; Chicago, Illinois; New York, New York; Portland, Oregon; and Seattle, Washington; agencies in Atlanta, Georgia and Houston, Texas; and representative offices in Washington, D.C; Minneapolis, Minnesota; Dallas, Texas; Jersey City, New Jersey; and Florence, Kentucky. MUTB operates a branch in New York, New York.

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

Bank capital requirements and capital distributions.    Our US banking subsidiaries are subject to applicable risk-based and leverage capital guidelines issued by US regulators for banks and bank holding companies. In addition, BTMU and MUTB, as foreign banking organizations that have US branches and agencies and that are controlled by us as a financial holding company, are subject to the Federal Reserve’s requirements that they be “well-capitalized” based on Japan’s risk based capital standards, as well as “well managed.” All of our US banking subsidiaries and BTMU, MUTB, and UNBC are “well capitalized” as defined under, and otherwise comply with, all US regulatory capital requirements applicable to them. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would subsequently become undercapitalized.

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

Regulatory Reform Legislation.    In response to the financial crisis and the perception that lax supervision of the financial industry in the United States may have been a contributing cause, new legislation designed to reform the system for supervision and regulation of financial firms in the United States called the “Dodd-Frank Wall Street Reform and Consumer Protection Act,” or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act is complex and extensive in its coverage and contains a wide range of provisions that would affect financial institutions operating in the United States, including our US operations. Included among these provisions, among other things, are sweeping reforms designed to reduce systemic risk presented by very large financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the government with the tools needed to manage a financial crisis. Many aspects of the legislation require subsequent regulatory action by supervisory agencies for full implementation. Thus, we are unable to assess at this time the potential impact of any such enacted legislation on our operations.

C.	Organizational Structure

The following chart presents our corporate structure summary as at March 31, 2010:

(As of March 31, 2010)

Mitsubishi UFJ Financial Group, Inc.

Business	Region	Company
Banking business	Domestic	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
	Overseas	UnionBanCal Corporation
		Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.
Trust banking business	Domestic	Mitsubishi UFJ Trust and Banking Corporation
		The Master Trust Bank of Japan, Ltd.
	Overseas	Mitsubishi UFJ Global Custody S.A.
		Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)
Securities business	Domestic	Mitsubishi UFJ Securities Co., Ltd.
		kabu.com Securities Co., Ltd.
		Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.
	Overseas	Mitsubishi UFJ Securities International plc
		Mitsubishi UFJ Securities (USA), Inc.
		Mitsubishi UFJ Trust International Limited
		Mitsubishi UFJ Securities (HK) Holdings, Limited
Credit card business	Domestic	Mitsubishi UFJ NICOS Co.,Ltd.
Leasing business	Domestic	NBL Co., Ltd.
		BOT Lease Co., Ltd.
	Overseas	BTMU Capital Corporation
		PT U Finance Indonesia
		BTMU Leasing & Finance, Inc.
		PT. BTMU-BRI Finance
Other businesses	Domestic	Mitsubishi UFJ Factors Limited
		MU Frontier Servicer Co., Ltd.
		Mitsubishi UFJ Capital Co., Ltd.
		KOKUSAI Asset Management Co., Ltd.
		Mitsubishi UFJ Asset Management Co., Ltd.
		MU Investments Co., Ltd.
		Mitsubishi UFJ Research and Consulting Co., Ltd.
		Mitsubishi UFJ Real Estate Services Co., Ltd.

Set forth below is a list of our principal consolidated subsidiaries at March 31, 2010:

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest(1) (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00%	100.00%
The Master Trust Bank of Japan, Ltd.	Japan	46.50%	46.50%
Mitsubishi UFJ Securities Co., Ltd.(2)	Japan	100.00%	100.00%
Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.	Japan	50.98%	50.98%
kabu.com Securities Co., Ltd.	Japan	54.85%	54.85%
Mitsubishi UFJ NICOS Co., Ltd.	Japan	84.98%	84.98%
Tokyo Credit Services, Ltd.	Japan	74.00%	74.00%
Ryoshin DC Card Company, Ltd.	Japan	75.20%	75.20%
Tokyo Associates Finance Corp.	Japan	100.00%	100.00%
NBL Co., Ltd.	Japan	89.74%	89.74%
Mitsubishi UFJ Factors Limited	Japan	100.00%	100.00%
MU Frontier Servicer Co., Ltd.	Japan	94.44%	94.44%
Mitsubishi UFJ Capital Co., Ltd	Japan	40.26%	40.26%
MU Hands-on Capital Co., Ltd.	Japan	50.00%	50.00%
Defined Contribution Plan Consulting of Japan Co., Ltd.	Japan	77.49%	77.49%
KOKUSAI Asset Management Co., Ltd.	Japan	56.10%	56.16%
Mitsubishi UFJ Asset Management Co., Ltd.	Japan	100.00%	100.00%
MU Investments Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Personal Financial Advisers Co., Ltd.	Japan	73.69%	73.69%
Mitsubishi UFJ Research and Consulting Ltd.	Japan	69.45%	69.45%
MU Business Engineering, Ltd.	Japan	100.00%	100.00%
Japan Shareholder Services Ltd.	Japan	50.00%	50.00%
BOT Lease Co., Ltd.	Japan	22.57%	22.57%
UnionBanCal Corporation	USA	100.00%	100.00%
Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)	USA	100.00%	100.00%
Mitsubishi UFJ Global Custody S.A.	Luxembourg	100.00%	100.00%
Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.	Switzerland	100.00%	100.00%
Mitsubishi UFJ Securities International plc	UK	100.00%	100.00%
Mitsubishi UFJ Securities (USA), Inc.	USA	100.00%	100.00%
Mitsubishi UFJ Trust International Limited	UK	100.00%	100.00%
Mitsubishi UFJ Securities (HK) Holdings, Limited	Peoples’ Republic of China	100.00%	100.00%
Mitsubishi UFJ Securities (Singapore), Limited	Singapore	100.00%	100.00%
BTMU Capital Corporation	USA	100.00%	100.00%
BTMU Leasing & Finance, Inc.	USA	100.00%	100.00%
PT U Finance Indonesia	Indonesia	95.00%	95.00%
PT. BTMU-BRI Finance	Indonesia	55.00%	55.00%
BTMU Lease (Deutschland) GmbH	Germany	100.00%	100.00%
BTMU Participation (Thailand) Co., Ltd.	Thailand	24.49%	24.49%
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00%	51.00%
MU Trust Consulting (Shanghai) Co., Ltd.	Peoples’ Republic of China	100.00%	100.00%

Notes:
(1)	Includes shares held in trading accounts, custody accounts and others.
(2)	On April 1, 2010, Mitsubishi UFJ Securities Co., Ltd. transferred its domestic business operations to a subsidiary by way of a company split, adopted an intermediate holding company structure and changed its corporate name to Mitsubishi UFJ Securities Holdings Co., Ltd. On May 1, 2010, the company succeeding to the domestic business operations of Mitsubishi UFJ Securities Co., Ltd. was integrated with the investment banking division of Morgan Stanley Japan Securities Co., Ltd. and changed its corporate name to Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. See “ Item 4.B. Information on the Company.” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

D.	Property, Plants and Equipment

Premises and equipment at March 31, 2009 and 2010 consisted of the following:

	At March 31,
	2009 (As restated)		2010
	(in millions)
Land	¥413,257		¥399,893
Buildings	673,011	(1)	680,085
Equipment and furniture	653,211		681,886
Leasehold improvements	250,284	(1)	235,807
Construction in progress	16,290		17,206

Total	2,006,053		2,014,877
Less accumulated depreciation	962,637		1,019,710

Premises and equipment—net	¥1,043,416		¥995,167

Note:
(1)	The balances of Buildings and Leasehold improvements at March 31, 2009 have been restated. For more information, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo. At March 31, 2010, we and our subsidiaries conducted our operations either in the premises we owned or in the properties we leased.

The following table presents the book values of our material offices and other properties at March 31, 2010:

Book value
(in millions)
Owned land	¥399,893
Owned buildings.	227,062

The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.

During the fiscal year ended March 31, 2010, we invested approximately ¥114.2 billion in our subsidiaries primarily for office renovations and relocation.

Item 4A.	Unresolved Staff Comments.

We received a comment letter from the staff of the Division of Corporation Finance of the SEC dated March 15, 2010 and a subsequent comment letter dated August 10, 2010. The comments from the staff were issued with respect to its review of our annual report on Form 20-F for the fiscal year ended March 31, 2009. The comments covered information included in Item 3.D. Risk Factors, Item 5. Operating and Financial Review and Prospects, Item 6.B. Compensation and Item 7.B. Major Shareholders, and required either more robust disclosure or clarification with respect to our disclosure in those items.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

Introduction

We are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS through Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, an intermediate holding company, Mitsubishi UFJ NICOS Co., Ltd., or Mitsubishi UFJ NICOS, and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key figures prepared in accordance with US GAAP relating to our business.

Effective April 1, 2009, we adopted new accounting guidance regarding noncontrolling interests in subsidiaries. As a result, we have reclassified “Non-interest expense” for the fiscal years ended March 31, 2008 and 2009. See “Noncontrolling Interests” under “Accounting Changes” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2008	2009	2010
	(in billions)
Net interest income	¥2,279.7	¥2,296.4	¥1,984.1
Provision for credit losses	385.7	626.9	647.8
Non-interest income	1,778.1	175.1	2,453.9
Non-interest expense	3,620.3	3,608.8	2,508.1
Net income (loss) before attribution of noncontrolling interests	(504.0)	(1,504.3)	875.1
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(542.4)	(1,468.0)	859.8
Total assets (at end of period)	195,766.1	193,499.4	200,084.4

Our revenues consist of net interest income and non-interest income.

Net interest income.    Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Our net interest income for the fiscal year ended March 31, 2010 decreased compared to that for the prior fiscal year mainly as a result of decreases in our foreign deposit and lending volumes as well as decreases in interest rates. The following table shows changes in our net interest income by changes in volume and by changes in rate for the fiscal year ended March 31, 2009 compared to the fiscal year ended March 31, 2008 and the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009:

	Fiscal year ended March 31, 2009 versus fiscal year ended March 31, 2008			Fiscal year ended March 31, 2010 versus fiscal year ended March 31, 2009
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Domestic	¥(10,099)	¥23,633	¥13,534	¥36,512	¥(138,086)	¥(101,574)

Foreign	(41,986)	45,140	3,154	(148,262)	(62,465)	(210,727)

Total	¥(52,085)	¥68,773	¥16,688	¥(111,750)	¥(200,551)	¥(312,301)

Note:
(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

The continuing low global interest rate environment negatively affected our overall interest spread in the fiscal year ended March 31, 2010. The following is a summary of the amount of interest-earning assets and interest-bearing liabilities average interest rates, the interest rate spread and non-interest-bearing liabilities for the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008		2009		2010
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥123,196.2	1.78%	¥121,686.4	1.70%	¥127,830.2	1.34%
Foreign	49,271.1	4.41	51,556.3	3.53	47,635.1	2.20

Total	¥172,467.3	2.53%	¥173,242.7	2.25%	¥175,465.3	1.57%

Financed by:
Interest-bearing liabilities:
Domestic	¥123,231.9	0.69%	¥124,716.0	0.58%	¥124,431.3	0.37%
Foreign	32,920.1	3.74	31,368.9	2.80	33,725.1	0.93

Total	156,152.0	1.34	156,084.9	1.02	158,156.4	0.49
Non-interest-bearing liabilities	16,315.3	—	17,157.8	—	17,308.9	—

Total	¥172,467.3	1.21%	¥173,242.7	0.92%	¥175,465.3	0.44%

Interest rate spread		1.19%		1.23%		1.08%
Net interest income as a percentage of total interest-earning assets		1.32%		1.33%		1.13%

Provision for credit losses.    Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

Non-interest income.    Non-interest income consists of:

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

•	trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes;

•	investment securities gains (losses)—net, which primarily include net gains (losses) on sales and impairment losses on securities available for sale;

•	equity in losses of equity method investees;

•	gains on sales of loans; and

•	other non-interest income.

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008	2009	2010
	(in billions)
Fees and commissions	¥1,317.1	¥1,188.5	¥1,139.5
Foreign exchange gains (losses)—net	1,295.9	(206.2)	216.7
Trading account profits (losses)—net	398.4	(257.8)	761.5
Investment securities gains (losses)—net	(1,373.1)	(658.7)	223.0
Equity in losses of equity method investees	(34.5)	(60.1)	(104.0)
Gains on sales of loans	11.8	6.4	21.2
Other non-interest income	162.5	163.0	196.0

Total non-interest income	¥1,778.1	¥175.1	¥2,453.9

Core Business Areas

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. These three businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Global Markets and Other.

Our business segment information is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practice and is not consistent with our consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with US GAAP. The following tables sets forth the relative contributions to operating profit for the fiscal year ended March 31, 2010 of the three core business areas and the other business areas based on our business segment information:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Net revenue	¥1,433.3	¥945.4	¥348.4	¥265.3	¥613.7	¥1,559.1	¥157.2	¥528.5	¥(73.0)	¥3,605.1
Operating expenses	988.2	511.7	204.6	168.1	372.7	884.4	91.4	61.3	179.2	2,204.5

Operating profit (loss)	¥445.1	¥433.7	¥143.8	¥97.2	¥241.0	¥674.7	¥65.8	¥467.2	¥(252.2)	¥1,400.6

Summary of Our Recent Financial Results and Financial Condition

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥859.8 billion for the fiscal year ended March 31, 2010, compared to a net loss attributable to Mitsubishi UFJ Financial Group of ¥1,468.0 billion for the fiscal year ended March 31, 2009. Our diluted earnings per share of common stock (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the fiscal year ended March 31, 2010 was ¥67.87, an improvement from a diluted loss per share of common stock of ¥137.84 for the fiscal year ended March 31, 2009. Income from continuing operations before income tax expense for the fiscal year ended March 31, 2010 was ¥1,282.1 billion, compared to a loss from continuing operations before income tax benefit of ¥1,764.2 billion for the fiscal year ended March 31, 2009.

Our business and results of operations as well as our assets are heavily influenced by trends in economic conditions particularly in Japan. In the fiscal year ended March 31, 2010, there were signs of recovery in the Japanese economy from the negative trends that continued throughout the previous fiscal year. For example, although Japan’s real GDP contracted by 2.0% in the fiscal year ended March 31, 2010, stock prices in Japan generally increased during the fiscal year. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from ¥8,109.53 at March 31, 2009 to ¥11,089.94 at March 31, 2010, mainly due to a rebound from the global financial crisis in the early part of the fiscal year. The closing price of the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, also increased from 773.66 at March 31, 2009 to 978.81 at March 31, 2010. See “—Introduction—Business Environment.”

In addition to the macro economic factors, our net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2010 mainly reflected the following:

•

Net interest income was ¥1,984.1 billion, a decrease of ¥312.3 billion from ¥2,296.4 billion for the previous fiscal year mainly due to the lower interest rate environment, which negatively affected our interest spread, and the decrease in returns from our foreign loans;

•

Provision for credit losses was ¥647.8 billion, an increase of ¥20.9 billion from ¥626.9 billion for the fiscal year ended March 31, 2009, reflecting in part a significant amount of allocated allowance for specifically identified problem loans due to the weakening of the financial condition of borrowers, particularly domestic manufacturing, wholesale and retail borrowers and foreign governments and official institutions;

•

Fees and commissions were ¥1,139.5 billion, a decrease ¥49.0 billion from ¥1,188.5 billion for the fiscal year ended March 31, 2009 primarily due to decreases of ¥18.2 billion in trust fees, ¥9.9 billion in fees and commissions on stock transfer agency services and ¥7.1 billion in guarantee fees, reflecting a general decrease in the volume of these businesses, partially offset by a ¥17.6 billion increase in fees and commissions on securities businesses as the overall volume of securities trading recovered with the improvement in stock prices in general;

•

Net foreign exchange gains were ¥216.7 billion, compared to net foreign exchange losses of ¥206.2 billion for the fiscal year ended March 31, 2009, mainly due to an improvement in our overall position in currency swap contracts and options fees, partially offset by the losses associated with the appreciation of Japanese yen against the US dollar and other currencies;

•

Net trading account profits were ¥761.5 billion, compared to net trading account losses of ¥257.8 billion for the fiscal year ended March 31, 2009, largely due to recording net profits on trading securities, excluding derivatives, of ¥850.0 billion for the fiscal year ended March 31, 2010, partially offset by net losses on interest rate and other derivative contracts of ¥88.5 billion for the fiscal year ended March 31, 2010;

•

Net investment securities gains were ¥223.0 billion, compared to net losses of ¥658.7 billion for the fiscal year ended March 31, 2009, mainly reflecting net gains on sales of marketable equity securities of

¥213.5 billion and net gains on sales of debt securities available for sale of ¥83.7 billion, partially offset by impairment losses on securities available for sale of ¥92.7 billion; and

•

Impairment of goodwill for the fiscal year ended March 31, 2010 was ¥0.5 billion, which was significantly lower than the impairment of goodwill of ¥845.8 billion for the fiscal year ended March 31, 2009. The impairment of goodwill for the fiscal year ended March 31, 2009 reflected the global financial market crisis and recession which negatively impacted the fair value of our reporting units for the purposes of our periodic testing of goodwill for impairment.

For the fiscal year ended March 31, 2010, domestic revenue, which consists of interest income and non-interest income, was ¥3,605.0 billion, while total foreign revenue was ¥1,607.4 billion, with the United States contributing ¥604.4 billion, Asia and Oceania (excluding Japan) contributing ¥482.6 billion and Europe contributing ¥355.0 billion. As a percentage of total revenue, for the three fiscal years ended March 31, 2010, domestic revenue has been on a declining trend, declining to 69.2%, and Asia and Oceania (excluding Japan) has been on an increasing trend, increasing to 9.3%, while the other geographic regions have fluctuated.

For the fiscal year ended March 31, 2010, domestic net income attributable to Mitsubishi UFJ Financial Group was ¥189.7 billion, while the corresponding total foreign net income was ¥670.1 billion. In particular, Asia and Oceania (excluding Japan) contributed ¥241.4 billion to our net income, more than half of which derived from net interest income from China, whereas Europe and the United States contributed ¥199.1 billion and ¥193.0 billion, respectively, reflecting trading gains and net interest income. In light of these trends, we plan to seek growth opportunities particularly in Asia and the United States.

Our net loans outstanding at March 31, 2010 were ¥90.87 trillion, a decrease of ¥8.28 trillion from ¥99.15 trillion at March 31, 2009. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance at March 31, 2010 consisted of ¥72.02 trillion of domestic loans and ¥20.27 trillion of foreign loans. As a result of a general decrease in the demand for loans, between March 31, 2009 and March 31, 2010, domestic loans decreased ¥5.28 trillion and foreign loans decreased ¥2.83 trillion. However, the total allowance for credit losses at March 31, 2010 was ¥1,315.6 billion, an increase of ¥159.0 billion from ¥1,156.6 billion at March 31, 2009 as we recorded a provision for credit losses of ¥647.8 billion, whereas we had net charge-offs of ¥468.4 billion. The increase in allowance reflected an increase in borrowers that may become bankrupt as well as an increase in restructured loans and nonaccrual loans throughout the period. As of March 31, 2010, our net loans outstanding accounted for 67.1% of our total deposits.

Investment securities increased ¥17.41 trillion to ¥55.05 trillion at March 31, 2010 from ¥37.64 trillion at March 31, 2009, primarily due to an increase of ¥15.26 trillion in Japanese national government bonds and Japanese government agency bonds and an increase of ¥1.56 trillion in foreign government and official institutions bonds between March 31, 2009 and March 31, 2010, partially offset by a ¥0.41 trillion decrease in corporate bonds. Our investment in Japanese national government and government agency bonds increased as part of our asset and liability management policy with respect to investing the amount of yen-denominated deposited funds exceeding our net loans. As a result, our holdings of Japanese national and government and Japanese government agency bonds as a percentage of our assets increased to relatively high levels as of March 31, 2010, accounting for 75.9% of our investment securities available for sale and being held to maturity, and 20.2% of our total assets. Regarding marketable equity securities, improvements in stock prices of Japanese equity securities resulted in an increase in our marketable equity securities by ¥0.59 trillion between March 31, 2009 and March 31, 2010.

Deferred tax assets decreased ¥0.88 trillion to ¥1.29 trillion at March 31, 2010 from ¥2.17 trillion at March 31, 2009. The decrease primarily reflected an increase in net unrealized gains on investment securities due to a recovery in the fair market value of these securities. A decrease in net operating loss carryforwards, which is attributable to our ability to utilize net operating loss carryforwards against taxable income for the fiscal year ended March 31, 2010, also contributed to the decrease in deferred tax assets.

In recent months, there have been some signs of improvement in the financial markets and general economy. Regarding the Japanese stock market, the closing price of the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from ¥8,109.53 at March 31, 2009 to ¥11,089.94 at March 31, 2010, and has been fluctuating between the ¥9,000 and ¥11,500 range since March 31, 2010. The current signs of improvement in the financial markets and overall economy, both in Japan and globally, may be temporary. Economic conditions may not improve as quickly or steadily as we anticipate, or there may be another economic downturn, in Japan or globally. Many of the negative trends in financial markets in Japan and globally may continue in the near future. The strong Japanese yen may affect our export-oriented borrowers and the value of our foreign assets as the Japanese yen appreciated against other currencies, fluctuating around ¥90 to US$1 in the last six months. As of August 6, 2010, the Japanese yen stood at ¥85.25 to US$1, an appreciation of ¥13.06 as compared to ¥98.31 as of March 31, 2009. As a result of such trends, we may suffer additional credit costs resulting mainly from deteriorating business conditions for our borrowers, and our fee income relating to investment products in retail business and derivative transactions in our corporate banking business and our trading income may decrease. The Bank of Japan has been maintaining a very low policy rate (uncollateralized overnight call rate) of 0.10% as part of its monetary easing policy. Interest rates in other major global financial markets, including the United States and the European Union, have remained at historic low levels in recent years. In addition, the current interest rate environment may continue in the near future, impacting our net interest income. However, an unanticipated interest rate movement may significantly affect the value of our debt securities portfolio. See “Item 3.D. Risk Factors” and “—Business Environment.”

Recent Developments

During the fiscal year ended March 31, 2010, we strengthened our alliances with other global financial institutions, including Morgan Stanley, and pursued a capital raising transaction to better respond to the rapidly changing regulatory and competitive environment and to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services.

Securities Joint Ventures with Morgan Stanley

As part of our strategic alliance with Morgan Stanley, in May 2010, we and Morgan Stanley integrated our respective Japanese securities companies by forming two joint venture companies. We converted the wholesale and retail securities businesses conducted in Japan by MUS into one of the joint venture entities called Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd., or MUMSS. We also paid ¥26 billion in cash to Morgan Stanley at closing of the transaction (subject to certain post-closing cash adjustments). Morgan Stanley contributed the investment banking operations conducted in Japan by its formerly wholly-owned subsidiary, Morgan Stanley Japan Securities Co., Ltd., or “Morgan Stanley Japan,” to MUMSS, and converted the sales and trading and capital markets businesses conducted in Japan by Morgan Stanley Japan into a second joint venture entity called Morgan Stanley MUFG Securities, Co., Ltd., or “MSMS.” We hold a 60% economic interest in each of the joint venture companies and Morgan Stanley holds a 40% economic interest in each of the joint venture companies. We hold a 60% voting interest and Morgan Stanley holds a 40% voting interest in MUMSS, and we hold a 49% voting interest and Morgan Stanley holds a 51% voting interest in MSMS. Our and Morgan Stanley’s economic and voting interests in the joint venture companies are held through a combination of intermediate holding companies and a partnership.

We created a wholly owned intermediate holding company called Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, which directly holds a 60% voting interest in MUMSS. Morgan Stanley created a wholly owned intermediate holding company called Morgan Stanley Japan Holdings Co., Ltd., or MSJHD, which directly holds a 51% voting interest in MSMS. The remaining voting shares in MUMSS and MSMS were contributed to a partnership created under the Civil Code of Japan called MM Partnership, in which MUSHD holds a 60% ownership interest and MSJHD holds a 40% ownership interest. Through this ownership structure of MM Partnership, MUSHD holds a 60% economic interest, and MSJHD holds a 40% economic interest, in each of MUMSS and MSMS. In addition, pursuant to the partnership agreement between us and Morgan Stanley,

MUSHD effectively holds a 49% voting interest in MSMS, and MSJHD effectively holds a 40% voting interest in MUMSS. MUMSS became our consolidated subsidiary, and MSMS became a consolidated subsidiary of Morgan Stanley.

Completion of Global Offering of Common Stock

In December 2009, we completed the sale of 2,337,000,000 shares of common stock in a public offering in Japan as well as private placements in other countries, including the United States, and the sale of 163,000,000 additional shares of common stock through a third-party allotment pursuant to the over-allotment option granted in connection with the Japanese offering. Immediately following the offering, we had 14,148,414,920 shares of common stock issued. The proceeds from the sale of these shares after underwriting discounts and commissions were ¥412.53 per share.

The total net proceeds from the offering after underwriting discounts and commissions and offering expenses were approximately ¥1.03 trillion. The total net proceeds from the offering after underwriting discounts and commissions and offering expenses were used to make an equity investment in BTMU to strengthen our overall group capital base. BTMU applied the funds for general corporate purposes.

Strategic Business and Capital Alliance between MUTB and Aberdeen

As part of our capital alliance with Aberdeen Asset Management PLC, or Aberdeen, in November 2009, a corporate officer of MUTB became a non-executive director of Aberdeen. MUTB held a 17.01% equity interest in Aberdeen as of March 31, 2010. MUTB and Aberdeen plan to continue to work towards further strengthening their strategic alliance by collaborating in marketing and product development.

Agreement on Integration between Bank of Ikeda and Senshu Bank

In October 2009, The Senshu Bank, Ltd., a regional bank subsidiary of BTMU headquartered in Osaka, and The Bank of Ikeda Ltd., another regional bank headquartered in Osaka, integrated their businesses by creating a holding company, which became our equity method affiliate. As a leading independent financial group in the Osaka region, the new integrated company seeks not only to contribute to the development of the regional society and economy but also to improve its enterprise value. In order to respect the business independence of the new financial group consisting of Bank of Ikeda, Senshu Bank and the new holding company, BTMU plans to divest a part of its common stock in the new holding company and intends to exclude the new holding company from being our equity method affiliate by September 30, 2014 at the latest. However, BTMU also intends to continuously and appropriately support the formation and development of the new financial group and, for that purpose, Nobuo Kuroyanagi, the Chairman of BTMU, has served as an outside director to the new holding company since its incorporation.

Redemption of Preferred Securities Issued by Special Purpose Company

In January 2010, we redeemed a total of ¥5 billion of non-cumulative and non-dilutive perpetual preferred securities issued by an overseas special purpose company in the Cayman Islands called UFJ Capital Finance 4 Limited. These preferred securities were reflected as part of our Tier I capital before redemption.

Acquisition and Cancellation of First Series of Class 3 Preferred Stock

In April 2010, we acquired and cancelled all of the outstanding shares of our First Series of Class 3 Preferred Stock at ¥2,500 per share for an aggregate purchase price of ¥250 billion. The preferred stock was reflected as part of our Tier 1 capital before acquisition and cancellation.

Agreements with the FDIC to Acquire Assets and Assume Liabilities of Failing Community Banks

In April 2010, Union Bank, our indirect wholly owned subsidiary in the United States, entered into a Purchase and Assumption Agreement with the FDIC as receiver of Frontier Bank of Everett, Washington to purchase certain assets and assume certain deposit and other liabilities of Frontier Bank. Of the approximately $3.2 billion in total assets acquired, Union Bank acquired approximately $2.8 billion in loans and other real estate owned which are covered under a loss share agreement with the FDIC. Union Bank also assumed approximately $2.5 billion in deposits.

Also in April 2010, Union Bank entered into a Purchase and Assumption Agreement with the FDIC as receiver of Tamalpais Bank of San Rafael, California to purchase certain assets and assume certain deposits and other liabilities of Tamalpais Bank. Of the approximately $0.6 billion in total assets acquired, Union Bank acquired approximately $0.5 billion in loans and other real estate owned which are covered under a loss share agreement with the FDIC. Union Bank also assumed more than $0.4 billion in deposits.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan and the United States and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions;

•	interest rates;

•	currency exchange rates; and

•	stock and real estate prices.

See “Item 3.D. Risk Factors.”

Economic Environment in Japan

Japan’s economy continues to show signs of recovery with increasing exports, especially to Asia, and with governmental economic stimulus measures continuing to produce positive effects. Japan’s real GDP grew at an annualized 5.0% quarter on quarter for the January-March 2010 period, marking the fourth straight quarter of positive growth, with net exports (exports minus imports) contributing 2.7 percentage points and domestic private demand, including consumption and capital expenditures, contributing 2.1 percentage points. Japan’s annualized GDP growth rate over the past four quarters averaged 4.2% quarter on quarter, exceeding the potential growth rate of 0.5% to 0.8%. The unemployment rate and capacity utilization rates for plants began to show signs of improvement. However, the Japanese economy is still merely recovering from the historic global recession that began in the latter half of 2008, and domestic demand, capital expenditure and employment has only started to improve gradually to a self-sustaining recovery. In addition, the recent GDP growth in Japan reflects the positive impact of one-time factors such as the recent increase in demand for home appliances due in part to the government’s economic stimulus measures. Moreover, the current positive trends in the overall Japanese economy may slow down or discontinue if economic conditions in other regions or globally deteriorate. For example, the Greek fiscal crisis, and the fear of another global economic downturn caused by such crisis, may have an adverse impact on not only the European Union, or EU financial markets but also financial markets in other countries and regions, including Japan.

The Bank of Japan has maintained a very low policy rate (uncollateralized overnight call rate) of 0.10% in an effort to lift the economy out of deflation since December 2008, while increasingly supplying funds through its expanded new operations introduced at the end of the fiscal year ended March 31, 2009. Short-term interest rates continued to decline throughout the fiscal year ended March 31, 2010 because of the Bank of Japan’s so-called “monetary easing policy.” Euro-yen 3-month TIBOR fell to approximately 0.38% as of July 1, 2010, the lowest level since 2006. Long-term interest rates have also been on a downward trend, as global risk aversion triggered by the Greek fiscal crisis and tightened fiscal regulations in Europe and in the United States resulted in lower benchmark government bond yields as investors preferred safer assets such as sovereign debt. The yield on newly-issued ten-year Japanese government bonds fell to around 1.05% as of early August 2010. The following chart shows the interest rate trends in Japan since April 2008:

Regarding the Japanese stock market, the closing price of the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from ¥8,109.53 at March 31, 2009 to ¥11,089.94 at March 31, 2010, showing a rebound from the global financial crisis starting in the early part of calendar year 2009. The closing price of the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, also increased from 773.66 at March 31, 2009 to 978.81 at March 31, 2010. The Nikkei Stock Average has been fluctuating between the ¥9,000 and ¥11,500 range, and has not yet recovered to the pre-Lehman shock level of ¥12,000 or higher. Improvements in the Japanese corporate sector’s profitability, signs of recovery from the global financial crisis and the Bank of Japan’s policy of increasing monetary supply, contributed to the upward stock price movement. However, investor sentiment remains cautious due in part to concerns surrounding the sovereign debt crises in several European countries, uncertainty regarding the Japanese political leadership and the appreciation of the Japanese yen against other currencies that may reduce the profitability of export-oriented companies in Japan. As of August 9, 2010, the closing price of the Nikkei Stock Average was ¥9,572.49 and that of the TOPIX was 857.62. The following chart shows the daily closing price of the Nikkei Stock Average since April 2008.

The Japanese yen has appreciated against other currencies, somewhat fluctuating around ¥90 to US$1 in the last six months. As of August 6, 2010, the Japanese yen stood at ¥85.25 to US$1, an appreciation of ¥13.06 as compared to ¥98.31 as of March 31, 2009. The strong Japanese yen appears to reflect rising risk aversion and lower interest rates abroad, which led to lower capital outflow from Japan. The Japanese yen has also appreciated against the Euro increasingly since April 2010, reflecting the sovereign debt crises and the subsequent tightening of monetary policies in Europe. The Japanese yen stood at ¥113.83 to €1 as of August 9, 2010 as compared to ¥130.52 to €1 as of March 31, 2009. The following chart shows the foreign exchange rates expressed in Japanese yen per US dollar since April 2008:

In calendar year 2009, the average prices for both residential and commercial real estate experienced significant declines for the second consecutive year. According to a survey conducted by the Japanese government, the average residential land price declined by 4.2% between January 1, 2009 and January 1, 2010. The average commercial land price declined by 6.1% during the same period. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land price declined by 4.5% between January 1, 2009 and January 1, 2010, while the average commercial land price declined by 7.1% during the same period. In the local regions other than the major metropolitan areas in Japan, the average residential and commercial land prices continued to decline for the sixth consecutive year with the rates of decline between January 1, 2009 and January 1, 2010, being 3.8% and 5.3%, respectively.

According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan from April 2009 to March 2010 was approximately 12,900, a decrease by 2.8% from the previous fiscal year, reflecting a moderate recovery of the Japanese economy since the second quarter of the fiscal year ended March 31, 2010. The decrease in the number of companies that filed for legal bankruptcy was mainly due to the positive effects of the Japanese government’s economic stimulus measures and policies to increase public construction work by commencing projects earlier than originally scheduled, which generated revenues for many construction companies. The aggregate amount of liabilities subject to bankruptcy filings between April 2009 and March 2010 was approximately ¥7.0 trillion, including ¥2,322 billion attributable to the corporate reorganization filings by Japan Airlines group companies in January 2010. The aggregate amount of liabilities subject to bankruptcy filings decreased approximately 48.6% compared to the same period of the previous year, reflecting the decrease in the number of legal bankruptcy filings, particularly in the number of large-scale bankruptcies in the construction and real estate industries.

International Financial Markets

With respect to the international financial and economic environment, the US economy recently began to recover with the annualized real GDP growth rate averaging 3.9% in the second half of calendar year 2009. Our research division forecasts that the real GDP growth rate will continue to expand at around 3.1% throughout calendar year 2010. According to the US Bureau of Labor Statistics, the unemployment rate decreased from its cyclical high at 10.1% in October 2009 to 9.5% in June 2010. Reflecting the continued yet weak recovery of the US economy, inflationary pressure has been limited thus far. In March 2010, the core CPI (consumer inflation less food and energy) inflation rate on a year-on-year basis decreased to 1.1%, the slowest rate since and roughly matching November 2003, which is on the lowest end of the Federal Reserve’s central tendency range of 1.1% to 1.7% for the entire calendar year 2010. Although household disposable income has been increasing due to the effects of economic stimulus measures and tax reductions by the US government, consumer sentiment remains weak in part because of the high unemployment rates. In the corporate sector, production continues on an upward trend due to improved inventory cycles and increasing exports and capital investments.

In the EU, the signs of recovery from the global recession have been weaker and, according to our research division, the real GDP is expected to grow at 0.6% throughout calendar year 2010. The industrial production growth rate year over year since April 2009 has been 9.5%, with lower growth rates of 1.5% and 0.8% in March and in April 2010, respectively, reflecting concerns over the Greek fiscal crisis. Retail sales in April 2010 declined by 1.5% year over year, which reflected a decrease in the consumer confidence index of 15.0 points. The unemployment rate in April 2010 was 10.1%, up by 0.1% from March 2010. While the unemployment rate is on a moderate declining trend in Germany, in many other EU member states, the unemployment rates remain high, stemming household consumption. With regard to consumer prices, the preliminary inflation rate in May 2010 was 1.6% year over year, which was lower than the European Central Bank’s inflationary target of 2.0%. Inflationary pressure from higher oil prices appears to have so far been contained by weak domestic demand.

In the United States, the target for the federal funds rate has been maintained at a range of zero to 0.25%. As of August 6, 2010, the rate was 0.18%. The European Central Bank’s interest rate policy has been established at 1.0%, which is the lowest level in the EU’s history.

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

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of probable losses in our loan portfolio. The evaluation process, including credit-ratings and self-assessments, involves a number of estimates and judgments. The allowance is based on two principles of accounting guidance: (1) the guidance on contingencies requires that losses be accrued when they are probable of occurring and can be estimated, and (2) the guidance on accounting by creditors for impairment of a loan requires that losses be accrued based on the difference between the loan balance, on the one hand, and the present value of expected future cash flows discounted at the loan’s effective interest rate and the fair value of collateral or the loan’s observable market value, on the other hand.

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

The allowance for specifically identified problem loans, which represent large-balance, non-homogeneous loans that have been individually determined to be impaired, is calculated by using various techniques to arrive at an estimate of loss. Historical loss information, the present value of expected future cash flows, fair value of collateral and secondary market information are all used to estimate those losses.

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

In addition to the allowance for credit losses on our loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit and other financial instruments. Such allowance is included in other liabilities. With regard to the allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodologies that we use in determining the allowance for loan credit losses.

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

Debt and marketable equity securities.    In determining whether a decline in fair value below cost is other than temporary for a particular equity security, we generally consider factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value. In addition, indicators of an other than temporary decline for marketable equity securities include, but are not limited to, the extent of decline in fair value below cost and the length of time that the decline in fair value below cost has continued. If a decline in fair value below cost is 20% or more or has continued for six months or more, we generally deem such decline as an indicator of an other than temporary decline. We also consider the current financial condition and near-term prospects of issuers primarily based on the credit standing of the issuers as determined by our credit rating system.

For debt securities, other than temporary impairment is recognized in earnings if we have an intent to sell the debt security or if it is more likely than not we will be required to sell the debt security before recovery of its amortized cost basis. When we do not intend to sell the debt security and if it is more likely than not that we will not be required to sell the debt security before recovery of its amortized cost basis, the credit component of an other than temporary impairment of a debt security is recognized in earnings, but the noncredit component is recognized in accumulated other changes in equity from nonowner sources.

Certain securities held by BTMU, MUTB and certain other subsidiaries, which primarily consist of debt securities issued by the Japanese national government and generally considered to be of minimal credit risk, are determined not to be impaired as the respective subsidiaries do not have intention to sell the securities, or those subsidiaries are not more likely than not required to sell before recovery of their amortized cost basis.

The determination of other than temporary impairment for certain debt securities held by UNBC, our US subsidiary, which primarily consist of residential mortgage backed securities and certain asset-backed securities, are made on the basis of a cash flow analysis and monitoring of performance of such securities, as well as whether UNBC intends to sell, or is more likely than not required to sell, the securities before recovery of their amortized cost basis.

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

For further information on the amount of the impairment losses and the aggregate amount of unrealized gross losses on investment securities, see Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

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

Among other factors, forecasted operating results, which serve as the basis of our estimation of future taxable income, have a significant effect on the amount of the valuation allowance. In developing forecasted operating results, we assume that our operating performance is stable for certain entities where strong positive evidence exists, including core earnings based on past performance over a certain period of time. The actual results may be adversely affected by unexpected or sudden changes in interest rates as well as an increase in credit-related expenses due to the deterioration of economic conditions in Japan and material declines in the Japanese stock market to the extent that such impacts exceed our original forecast. In addition, near-term taxable income is also influential on the amount of the expiration of unused operating loss carryforwards since the Japanese corporate tax law permits operating losses to be deducted for a predetermined period generally no longer than seven years. For further information on the amount of operating loss carryforwards and the expiration dates, see Note 9 to our consolidated financial statements included elsewhere in this Annual Report.

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates as discussed above, the currently established allowance may not be sufficient. If the estimated allowance is not sufficient, we will incur additional deferred tax expenses, which could materially affect our operating results and financial condition in future periods.

Tax reserves.    We provide reserves for unrecognized tax benefits as required under guidance on accounting for uncertainty in income taxes. In applying the guidance, we consider the relative risks and merits of positions taken in tax returns filed and to be filed, considering statutory, judicial, and regulatory guidance applicable to those positions. The guidance requires us to make assumptions and judgments about potential outcomes that lie outside management’s control. To the extent the tax authorities disagree with our conclusions, and depending on the final resolution of those disagreements, our effective tax rate may be materially affected in the period of final settlement with tax authorities.

Accounting for Goodwill and Intangible Assets

US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a two-step process that begins with an estimation of the fair value of a reporting unit of our business, which is to be compared with the carrying amount of the unit, to identify potential impairment of goodwill. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. For a reporting unit for which an observable quoted market price is not available, the fair value is determined using an income approach. In the income approach, the present value of expected future cash flows is calculated by taking the net present value based on each reporting unit’s internal forecasts. The discount rate reflects current market capitalization. A control premium factor is also considered in relation to market capitalization.

If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss recorded in our consolidated statements of operations. This test requires comparison of the implied fair value of the unit’s goodwill with the carrying amount of that goodwill. The estimate of the implied fair value of the reporting unit’s goodwill requires us to allocate the fair value of a reporting unit to all of the assets and liabilities of that reporting unit, including unrecognized intangible assets, if any, since the implied fair value is determined as the excess of the fair value of a reporting unit over the net amounts assigned to its assets and liabilities in the allocation. Accordingly, the second step of the impairment test also requires an estimate of the fair value of individual assets and liabilities, including any unrecognized intangible assets that belong to that unit. A change in the estimation could have an impact on impairment recognition since it is driven by hypothetical assumptions, such as customer behavior and interest rate forecasts. The estimation is based on information available to management at the time the estimation is made.

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

In developing our assumptions for expected long-term rates of return, we refer to the historical average returns earned by the plan assets and the rates of return expected to be available for reinvestment of existing plan assets, which reflect recent changes in trends and economic conditions, including market prices. We also evaluate input from our actuaries, as well as their reviews of asset class return expectations.

Valuation of Financial Instruments

We measure certain financial assets and liabilities at fair value. The majority of such assets and liabilities are measured at fair value on a recurring basis, including trading securities, trading derivatives and investment securities. In addition, certain other assets and liabilities are measured at fair value on a non-recurring basis, including held for sale loans which are carried at the lower of cost or fair value, collateral dependent loans and nonmarketable equity securities subject to impairment.

We have elected the fair value option for certain foreign securities classified as available for sale, whose unrealized gains and losses are reported in income.

The guidance on the measurement of fair values defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have an established and documented process for determining fair value in accordance with the guidance. To determine fair value, we use quoted market prices which include those provided from pricing vendors, where available. We generally obtain one price or quote per instrument and do not adjust it to determine fair value of the instrument. Certain asset-backed securities are valued based on non-binding quotes provided by independent broker-dealers where no or few observable inputs are available to measure fair value. We do not adjust such broker-dealer quotes to the extent that there is no evidence that would indicate that the quotes are not indicative of the fair values of the securities. We perform internal price verification procedures to ensure that the quotes provided from the independent broker-dealers are reasonable. Such verification procedures include analytical review of periodic price changes, comparison analysis between periodic price changes and changes of indices such as a credit default swap index, or inquiries of underlying inputs and assumptions used by the broker-dealers such as probability of default, prepayment rate and discount margin. These verification procedures are periodically performed by independent risk management departments. For collateralized loan obligations (“CLOs”) backed by general corporate loans, the fair value is determined by weighting the internal model valuation and the non-binding broker-dealer quotes. If quoted market prices are not available to determine fair value of derivatives, the fair value is based upon valuation techniques that use, where possible, current market-based or independently sourced parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of trading liabilities are determined by discounting future cash flows at a rate which incorporates our own creditworthiness. In addition, valuation adjustments may be made to ensure that the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk, and model risk. Our financial models are validated and periodically reviewed by risk management departments independent of divisions that created the models.

For a further discussion of the valuation techniques or models applied to the material assets or liabilities, see “Fair Value” in Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

Change in Valuation Method

We observed that the market for CLOs backed by general corporate loans became significantly inactive compared with normal market activity due to the reduction in liquidity of certain debt securities resulting from the global financial market instability in the second half of the fiscal year ended March 31, 2009. Under such circumstances, we concluded that the unadjusted non-binding quotes from broker-dealers became less reflective of the fair value as defined in guidance on the measurement of fair values with respect to CLOs backed by general corporate loans. Consequently, we changed the valuation method for estimating the fair value of such CLOs from the method adopting unadjusted quotes from independent broker-dealers to an estimation method by weighting the internal model prices and the non-binding broker-dealer quotes during the second half of the fiscal year ended March 31, 2009.

Fair Value Hierarchy

The guidance on the measurement of fair values establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is established by the guidance:

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

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement of the financial instrument. We review and update the fair value hierarchy on a half year basis. For the categorization within the valuation hierarchy by the financial instruments, see “Fair Value” in Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

The following table summarizes the assets and liabilities accounted for at fair value on a recurring basis by level under the fair value hierarchy at March 31, 2009 and 2010:

	March 31, 2009		March 31, 2010
	Fair Value	Percentage of Total	Fair Value	Percentage of Total
	(in billions)		(in billions)
Assets:
Level 1	¥40,664	63.0%	¥57,648	73.2%
Level 2	18,239	28.2	17,164	21.8
Level 3	5,667	8.8	3,964	5.0

Total	¥64,570	100.0%	¥78,776	100.0%

As a percentage of total assets	33.4%		39.4%

Liabilities:
Level 1	¥2,742	21.8%	¥3,315	26.7%
Level 2	9,632	76.4	8,659	69.6
Level 3	227	1.8	457	3.7

Total	¥12,601	100.0%	¥12,431	100.0%

As a percentage of total liabilities	6.7%		6.5%

Level 3 assets decreased ¥1,703 billion during the fiscal year ended March 31, 2010 mainly because Level 3 trading securities decreased ¥739 billion and Level 3 securities available for sale decreased ¥972 billion.

The decrease in Level 3 trading securities was driven by significant decreases in equity securities and foreign asset-backed securities. The decrease of ¥333 billion in equity securities was primarily due to sales and transfers from Level 3 to Level 2. The transfers were related to certain hedge funds to which the MUFG group adopted and applied the FASB’s new guidance for investments in certain entities that calculate net asset value per share issued in September 2009. The decrease of ¥314 billion in foreign asset-backed securities such as CLOs backed by general corporate loans was mainly due to sales, which were partially mitigated by gains resulting from their increased fair value.

The decrease in Level 3 securities available for sale was primarily attributable to the decrease in corporate bonds, most of which were private placement bonds issued by Japanese non-public companies. Such Level 3 corporate bonds decreased ¥880 billion for the fiscal year ended March 31, 2010 mainly due to redemption and transfers out of Level 3 of bonds. These transfers resulted from improvement in the creditworthiness of the private placement bonds.

A total of ¥133 billion of foreign asset-backed securities categorized in securities available for sale were transferred out of Level 3 recurring measurements during the fiscal year ended March 31, 2010 mainly because CLOs held by a foreign subsidiary were reclassified from securities available for sale to securities being held to maturity. The securities being held to maturity are not measured at fair value and therefore are excluded from the above fair value hierarchy disclosure on a recurring basis.

For further information regarding fair value measurements, see “Fair Value” in Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

A.	Operating Results

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008	2009	2010
	(in billions)
Interest income	¥4,366.8	¥3,895.8	¥2,758.5
Interest expense	2,087.1	1,599.4	774.4

Net interest income	2,279.7	2,296.4	1,984.1

Provision for credit losses	385.7	626.9	647.8
Non-interest income	1,778.1	175.1	2,453.9
Non-interest expense	3,620.3	3,608.8	2.508.1

Income (loss) from continuing operations before income tax expense (benefit)	51.8	(1,764.2)	1,282.1
Income tax expense (benefit)	553.1	(259.9)	407.0

Income (loss) from continuing operations	(501.3)	(1,504.3)	875.1
Loss from discontinued operations—net	(2.7)	—	—

Net income (loss) before attribution of noncontrolling interests	¥(504.0)	¥(1,504.3)	¥875.1
Net income (loss) attributable to noncontrolling interests	38.4	(36.3)	15.3

Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(542.4)	¥(1,468.0)	¥859.8

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥859.8 billion for the fiscal year ended March 31, 2010, compared to a net loss attributable to Mitsubishi UFJ Financial Group of ¥1,468.0 billion for the fiscal year ended March 31, 2009. Our diluted earnings per share of common stock (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the fiscal year ended March 31, 2010 was ¥67.87, an improvement from a diluted loss per share of common stock of ¥137.84 for the fiscal year ended March 31, 2009. Income from continuing operations before income tax expense for the fiscal year ended March 31, 2010 was ¥1,282.1 billion, compared to a loss from continuing operations before income tax benefit of ¥1,764.2 billion for the fiscal year ended March 31, 2009.

Net Interest Income

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008		2009		2010
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥123,196.2	1.78%	¥121,686.4	1.70%	¥127,830.2	1.34%
Foreign	49,271.1	4.41	51,556.3	3.53	47,635.1	2.20

Total	¥172,467.3	2.53%	¥173,242.7	2.25%	¥175,465.3	1.57%

Financed by:
Interest-bearing liabilities:
Domestic	¥123,231.9	0.69%	¥124,716.0	0.58%	¥124,431.3	0.37%
Foreign	32,920.1	3.74	31,368.9	2.80	33,725.1	0.93

Total	156,152.0	1.34	156,084.9	1.02	158,156.4	0.49
Non-interest-bearing liabilities	16,315.3	—	17,157.8	—	17,308.9	—

Total	¥172,467.3	1.21%	¥173,242.7	0.92%	¥175,465.3	0.44%

Interest rate spread		1.19%		1.23%		1.08%
Net interest income as a percentage of total interest-earning assets		1.32%		1.33%		1.13%

We use interest rate and other derivative contracts for hedging the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading assets or liabilities. Any gains or losses resulting from such derivative instruments are recorded as part of net trading account profits or losses. Therefore, our net interest income for each of the fiscal years ended March 31, 2008, 2009 and 2010 was not materially affected by gains or losses resulting from such derivative instruments. For a detailed discussion of our risk management systems, refer to “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Net interest income for the fiscal year ended March 31, 2010 was ¥1,984.1 billion, a decrease of ¥312.3 billion from ¥2,296.4 billion for the fiscal year ended March 31, 2009. The decrease in our net interest income mainly reflected the impact of the low interest rate environment that continued throughout the fiscal year ended March 31, 2010. In Japan, the Bank of Japan implemented monetary easing policies and maintained its “zero interest rate” policy throughout the fiscal year ended March 31, 2010. As a result, the average interest rate on domestic interest-earning assets decreased more than the decrease in the average interest rate on domestic interest-bearing liabilities. Central banks outside of Japan also continued to reduce their base interest rates to counter deflationary pressures caused by the financial crisis and the economic recession.

The average interest rate spread on interest-bearing liabilities (average interest rate for interest-earning assets minus average interest rate for interest-bearing liabilities) decreased 15 basis points from 1.23% for the fiscal year ended March 31, 2009 to 1.08% for the fiscal year ended March 31, 2010. For the fiscal year ended March 31, 2010, the average rate on interest-bearing liabilities decreased from 1.02% to 0.49% mainly due to lower foreign interest rates. However, the average rate on interest-earning assets decreased further due to lower foreign interest rates, which resulted in a decrease in the average interest rate spread. Consequently, net interest income decreased ¥200.6 billion due to changes in interest rates.

Average interest-earning assets for the fiscal year ended March 31, 2010 were ¥175,465.3 billion, an increase of ¥2,222.6 billion from ¥173,242.7 billion for the fiscal year ended March 31, 2009. This increase in average interest-earning assets was primarily attributable to an increase of ¥9,533.4 billion in investment securities, partially offset by a ¥4,654.9 billion decrease in both domestic and foreign loans. The increase in investment securities was mainly due to an increase in investment in Japanese national government and government agency bonds as part of our asset and liability management policy with respect to investing the amount of yen-denominated deposited funds. The increase in the average balance of domestic interest-earning assets resulted in an increase in our interest income from domestic assets for the fiscal year ended March 31, 2010 by ¥34.7 billion compared to the prior fiscal year, which was more than offset by a decrease in interest income from foreign assets of ¥92.9 billion due to lower average foreign interest-earning assets.

Average interest-bearing liabilities for the fiscal year ended March 31, 2010 were ¥158,156.4 billion, an increase of ¥2,071.5 billion from ¥156,084.9 billion for the fiscal year ended March 31, 2009. The increase was primarily attributable to an increase of ¥2,723.2 billion in foreign interest-bearing deposits, partially offset by a decrease of ¥1,822.4 billion in other short-term borrowings and trading account liabilities. The increase in foreign interest-bearing deposits was mainly due to increases in money market deposits and time deposits as depositors sought the safety of deposits at large financial institutions in light of the unstable economic conditions. The increase in the average balance of interest-bearing liabilities increased our interest expense for the fiscal year ended March 31, 2010 by ¥53.5 billion compared to the prior fiscal year.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Net interest income for the fiscal year ended March 31, 2009 was ¥2,296.4 billion, an increase of ¥16.7 billion, from ¥2,279.7 billion for the fiscal year ended March 31, 2008. This increase was mainly due to decreases in the average interest rates on both domestic and foreign interest-bearing liabilities. The effect of these decreases exceeded that of the decreases in the average interest rates on both domestic and foreign interest-earning assets.

The average interest rate spread on interest-bearing liabilities increased four basis points from 1.19% for the fiscal year ended March 31, 2008 to 1.23% for the fiscal year ended March 31, 2009. For the fiscal year ended March 31, 2009, the average rate on interest-earning assets decreased mainly due to lower foreign interest rates. However, the average rate on interest-bearing liabilities further decreased, which resulted in an increase of the average interest rate spread on interest-bearing liabilities, mainly due to the lower foreign interest rates. The net interest income as a percentage of total interest-earning assets increased, showing an increase of one basis point from 1.32% for the fiscal year ended March 31, 2008 to 1.33% for the fiscal year ended March 31, 2009.

Average interest-earning assets for the fiscal year ended March 31, 2009 were ¥173,242.7 billion, an increase of ¥775.4 billion, from ¥172,467.3 billion for the fiscal year ended March 31, 2008. The increase was primarily attributable to an increase of ¥13,884.9 billion in trading account assets and an increase of ¥3,529.3 billion in foreign loans. These increases were partially offset by a decrease of ¥9,601.7 billion in foreign investment securities, a decrease of ¥2,058.4 billion in foreign interest-earning deposits in other banks and a decrease of ¥2,001.2 billion in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions. The increase in trading account assets was mainly due to the application of the fair value option, which resulted in the reclassification of some of our securities available for sale to trading account assets. For further information, see Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

Average interest-bearing liabilities for the fiscal year ended March 31, 2009 were ¥156,084.9 billion, a decrease of ¥67.1 billion, from ¥156,152.0 billion for the fiscal year ended March 31, 2008. The decrease was primarily attributable to a decrease of ¥1,830.1 billion in foreign interest-bearing deposits and a decrease of ¥802.6 billion in domestic long-term debt. These decreases were partially offset by an increase of ¥2,581.3 billion in domestic interest-bearing deposits. The decrease in foreign interest-bearing deposits was mainly due to the fact that large deposits from foreign financial institutions decreased in response to the recent difficult market conditions in addition to the appreciation of the Japanese yen against the US dollar and other foreign currencies. The increase in domestic interest-bearing deposits was partially attributable to the attractive interest rates of our time deposits.

Provision for Credit Losses

Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For a description of the approach and methodology used to establish the allowance for credit losses, see “—B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Provision for credit losses for the fiscal year ended March 31, 2010 was ¥647.8 billion, an increase of ¥20.9 billion from ¥626.9 billion for the fiscal year ended March 31, 2009. The increase in provision for credit losses was mainly due to weakening of the financial condition of borrowers, especially, in the manufacturing, wholesale and retail, and other industries segments.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Provision for credit losses for the fiscal year ended March 31, 2009 was ¥626.9 billion, an increase of ¥241.2 billion from ¥385.7 billion for the fiscal year ended March 31, 2008. The increase in provision for credit losses was mainly due to the general weakening of the financial condition of borrowers, particularly overseas and small and medium sized borrowers.

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008	2009	2010
	(in billions)
Fees and commissions:
Trust fees	¥156.3	¥125.4	¥107.2
Fees on funds transfer and service charges for collections	152.9	147.7	145.9
Fees and commissions on international business	69.7	64.1	61.2
Fees and commissions on credit card business	138.0	141.4	137.4
Service charges on deposits	36.1	31.6	27.4
Fees and commissions on securities business	130.7	112.1	129.7
Fees on real estate business	44.5	19.8	19.9
Insurance commissions	43.0	28.1	22.9
Fees and commissions on stock transfer agency services	72.3	62.9	53.0
Guarantee fees	86.3	77.6	70.5
Fees on investment funds business	161.5	130.6	127.3
Other fees and commissions	225.8	247.2	237.1

Total	1,317.1	1,188.5	1,139.5

Foreign exchange gains (losses)—net	1,295.9	(206.2)	216.7
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts	520.6	555.5	(88.5)
Net profits (losses) on trading account securities, excluding derivatives	(122.2)	(813.3)	850.0

Total	398.4	(257.8)	761.5

Investment securities gains (losses)—net:
Net gains on sales of securities available for sale:
Debt securities	1.2	120.9	83.7
Marketable equity securities	83.8	28.4	213.5
Impairment losses on securities available for sale:
Debt securities	(1,169.1)	(155.5)	(29.8)
Marketable equity securities	(331.3)	(660.7)	(62.9)
Other	42.3	8.2	18.5

Total	(1,373.1)	(658.7)	223.0
Equity in losses of equity method investees	(34.5)	(60.1)	(104.0)
Gains on sales of loans	11.8	6.4	21.2
Other non-interest income	162.5	163.0	196.0

Total non-interest income	¥1,778.1	¥175.1	¥2,453.9

Net foreign exchange gains (losses) primarily include transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies and net gains (losses) on currency derivative instruments entered into for trading purposes. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. In principle, all transaction gains (losses) on translation of monetary liabilities denominated in foreign currencies are included in current earnings. Transaction gains (losses) on translation into Japanese yen of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings, but are reflected in other changes in equity from nonowner sources. However, if we recognize an impairment loss on foreign currency-denominated securities available for sale due to the appreciation of the Japanese yen against the relevant foreign currency, such impairment loss is included in current earnings as part of investment securities gains (losses).

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

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Non-interest income for the fiscal year ended March 31, 2010 was ¥2,453.9 billion, an increase of ¥2,278.8 billion, from ¥175.1 billion for the fiscal year ended March 31, 2009. This increase reflects net foreign exchange gains of ¥216.7 billion for the fiscal year ended March 31, 2010 compared to net losses of ¥206.2 billion for the fiscal year ended March 31, 2009, net trading account profits of ¥761.5 billion for the fiscal year ended March 31, 2010 compared to net losses of ¥257.8 billion for the fiscal year ended March 31, 2009, and net investment securities gains of ¥223.0 billion for the fiscal year ended March 31, 2010 compared to net losses of ¥658.7 billion for the fiscal year ended March 31, 2009. These improvements were partially offset by a ¥49.0 billion decrease in fees and commissions from ¥1,188.5 billion for the fiscal year ended March 31, 2009 to ¥1,139.5 billion for the fiscal year ended March 31, 2010.

Fees and commissions

Fees and commissions for the fiscal year ended March 31, 2010 were ¥1,139.5 billion, a decrease of ¥49.0 billion from ¥1,188.5 billion for the fiscal year ended March 31, 2009. This decrease was primarily due to a decrease of ¥18.2 billion in trust fees, a decrease of ¥9.9 billion in fees and commissions on stock transfer agency services and a decrease of ¥7.1 billion in guarantee fees. The decreases in the various categories of fees and commissions reflected the general decrease in transaction volume for all types of financial transactions and activities as the economy remained weak. The decrease of the various categories was partially offset by a ¥17.6 billion increase in fees and commissions on securities businesses from the prior fiscal year as the overall volume of securities trading recovered with the improvement in stock prices in general.

Net foreign exchange gains (losses)

Net foreign exchange gains for the fiscal year ended March 31, 2010 were ¥216.7 billion, compared to net foreign exchange losses of ¥206.2 billion for the fiscal year ended March 31, 2009. The gains in foreign exchange were mainly due to an improvement in our overall position in currency swap contracts and options fees, partially offset by the losses associated with the appreciation of Japanese yen against the US dollar and other currencies.

Net trading account profits (losses)

Net trading account profits of ¥761.5 billion were recorded for the fiscal year ended March 31, 2010, compared to net trading account losses of ¥257.8 billion for the fiscal year ended March 31, 2009. This improvement was largely due to the net profits on trading account securities, excluding derivatives, of ¥850.0 billion for the fiscal year ended March 31, 2010, compared to net losses of ¥813.3 billion for the fiscal year ended March 31, 2009. This improvement mainly reflected an increase in profit on evaluation of foreign currency denominated securities that was recorded under the fair value option. This was partially offset by a net loss of ¥88.5 billion on interest rate and other derivative contracts for the fiscal year ended March 31, 2010 as compared to net profits of ¥555.5 billion for the fiscal year ended March 31, 2009. Net losses on interest rate and other derivative contracts were mainly reflective of a ¥217 billion loss in equity contracts and a ¥97 billion loss in credit derivatives, partially offset by a ¥213 billion profit in interest rate contracts. Those derivative contracts were primarily held for risk management purposes, yet the majority did not meet the conditions to qualify for hedge accounting under US GAAP and thus were accounted for as trading positions.

Net investment securities gains (losses)

Net investment securities gains for the fiscal year ended March 31, 2010 were ¥223.0 billion compared to a net loss of ¥658.7 billion for the fiscal year ended March 31, 2009.

The net investment securities losses for the fiscal year ended March 31, 2009 mainly reflected large impairment losses of ¥660.7 billion on marketable equity securities available for sale and of ¥155.5 billion on debt securities available for sale. Impairment losses associated with marketable equity securities and debt securities available for sale for the fiscal year ended March 31, 2010 were ¥62.9 billion and ¥29.8 billion respectively, as the global market conditions throughout the fiscal year ended March 31, 2010 did not deteriorate further than the levels recorded at the end of the fiscal year ended March 31, 2009. In addition, net gains on sales of marketable equity securities increased to ¥213.5 billion for the fiscal year ended March 31, 2010 from ¥28.4 billion for the fiscal year ended March 31, 2009, reflecting the weak yet slightly improving market conditions as well as our increased volume of sales, while net gains on sales of debt securities available for sale decreased to ¥83.7 billion for the fiscal year ended March 31, 2010 from ¥120.9 billion for the fiscal year ended March 31, 2009, reflecting a decrease in the volume of sales of domestic securities by our banking subsidiaries.

Equity in losses of equity method investees

We recorded equity in losses of equity method investees of ¥104.0 billion for the fiscal year ended March 31, 2010, an increase of ¥43.9 billion from ¥60.1 billion for the fiscal year ended March 31, 2009. The larger losses in the fiscal year ended March 31, 2010 were mainly due to increased losses associated with our equity method investees primarily in the consumer finance industry.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Non-interest income for the fiscal year ended March 31, 2009 was ¥175.1 billion, a decrease of ¥1,603.0 billion from ¥1,778.1 billion for the fiscal year ended March 31, 2008. This decrease was primarily due to a decrease of ¥1,502.1 billion in foreign exchange gains and a decrease of ¥656.2 billion in trading account profits. These decreases were partially offset by a decrease of ¥714.4 billion in investment securities losses.

Fees and commissions

Fees and commissions for the fiscal year ended March 31, 2009 were ¥1,188.5 billion, a decrease of ¥128.6 billion from ¥1,317.1 billion for the fiscal year ended March 31, 2008. This decrease was primarily attributable to a decrease of ¥30.9 billion in trust fees, a decrease of ¥30.9 billion in fees on investment funds business, and a decrease of ¥24.7 billion in fees on real estate business due to a decrease of business volume.

Net foreign exchange gains (losses)

Net foreign exchange losses for the fiscal year ended March 31, 2009 were ¥206.2 billion, compared to net foreign exchange gains of ¥1,295.9 billion for the fiscal year ended March 31, 2008. The losses in foreign exchange were mainly due to the appreciation of the Japanese yen against the US dollar in the fiscal year ended March 31, 2009, compared to the fiscal year ended March 31, 2008. For reference, the foreign exchange rate expressed in Japanese yen per US$1.00 by BTMU was ¥118.05 at March 30, 2007, ¥100.19 at March 31, 2008 and ¥98.23 at March 31, 2009. As a result of adopting the fair value option, in principle, all transaction gains or losses on translation of eligible monetary assets and liabilities denominated in foreign currencies are included in current earnings. We recorded losses on translation of securities available for sale denominated in foreign currencies as non-interest income for the fiscal year ended March 31, 2009, which were recorded as other comprehensive income in prior fiscal years. As we maintain monetary assets and liabilities denominated in foreign currencies for our asset liability management, net foreign exchange gains or losses fluctuate with the appreciation or depreciation of the Japanese yen.

Net trading account profits (losses)

Net trading account losses of ¥257.8 billion were recorded for the fiscal year ended March 31, 2009, compared to net trading account profits of ¥398.4 billion for the fiscal year ended March 31, 2008. Net profits on interest rate and other derivative contracts were largely affected by the impact of the decrease in Japanese long-term interest rates on interest rate swaps principally held for risk management purposes. Although such contracts are generally entered into for risk management purposes, the majority did not meet the conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading positions. Both Japanese yen short-term interest rates and long-term interest rates generally declined during the fiscal year ended March 31, 2009 compared to the previous fiscal year. These declines in short-term and long-term interest rates had a favorable impact on our interest rate swap portfolios, in which we generally maintained net receive-fix and pay-variable positions, for managing interest rate risk on domestic deposits. However, the increase in net profits on interest rate and other derivative contracts of ¥34.9 billion was offset by an increase in net losses on trading account securities, excluding derivatives, of ¥691.1 billion, mainly reflecting the increase in loss on sales and revaluation from trading in debt and equity securities, including securities reclassified under the fair value option, primarily due to unfavorable market conditions.

Net investment securities gains (losses)

Net investment securities losses for the fiscal year ended March 31, 2009 were ¥658.7 billion, a decrease of ¥714.4 billion, from ¥1,373.1 billion for the fiscal year ended March 31, 2008.

The net investment securities losses for the fiscal year ended March 31, 2009 mainly reflected the impairment losses of ¥660.7 billion on marketable equity securities available for sale and of ¥155.5 billion on debt securities available for sale. Impairment losses on debt securities for the fiscal year ended March 31, 2008 were ¥1,169.1 billion due to the appreciation of the Japanese yen against the US dollar. The impairment losses on debt securities for the fiscal year ended March 31, 2009 substantially decreased by ¥1,013.6 billion, compared to those for the fiscal year ended March 31, 2008, due to the election of the fair value option for certain foreign securities. The increase in impairment losses on marketable equity securities was due to a general decline in Japanese stock prices in the fiscal year ended March 31, 2009. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, was ¥12,525.54 at March 31, 2008 and ¥8,109.53 at March 31, 2009.

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

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008	2009	2010
	(in billions)
Salaries and employee benefits	¥909.8	¥873.4	¥908.2
Occupancy expenses—net	173.2	171.9	171.1
Fees and commission expenses	218.1	209.8	196.5
Outsourcing expenses, including data processing	248.2	267.8	215.4
Depreciation of premises and equipment	179.6	132.1	120.3
Amortization of intangible assets	252.9	278.2	225.0
Impairment of intangible assets	78.7	126.9	12.4
Insurance premiums, including deposit insurance	112.4	113.8	112.5
Communications	65.3	62.9	57.1
Taxes and public charges	83.4	85.7	69.1
Provision for repayment of excess interest	2.8	47.9	44.8
Impairment of goodwill	893.7	845.8	0.5
Other non-interest expenses	402.2	392.6	375.2

Total non-interest expense	¥3,620.3	¥3,608.8	¥2,508.1

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Non-interest expense for the fiscal year ended March 31, 2010 was ¥2,508.1 billion, a decrease of ¥1,100.7 billion from ¥3,608.8 billion for the previous fiscal year. This decrease was primarily attributable to the significant decrease in impairment of both goodwill and other intangible assets. Impairment charges recorded with respect to goodwill and other intangible assets were ¥0.5 billion and ¥12.4 billion, respectively, for the fiscal year ended March 31, 2010, as compared to ¥845.8 billion and ¥126.9 billion, respectively, for the fiscal year ended March 31, 2009. The decrease in these non-interest expenses was partially offset by a ¥34.8 billion increase in salaries and employee benefits.

Salaries and employee benefits

Salaries and employee benefits for the fiscal year ended March 31, 2010 were ¥908.2 billion, an increase of ¥34.8 billion from ¥873.4 billion for the previous fiscal year. This increase was mainly due to an increase in allowance for bonuses reflecting the improvement in operating results and an increase in employee retirement expenses as a result of an increase in the number of employees who retired in the fiscal year ended March 31, 2010 and an increase in amortization of net actuarial loss.

Fees and commission expenses

Fees and commission expenses for the fiscal year ended March 31, 2010 were ¥196.5 billion, a decrease of ¥13.3 billion from ¥209.8 billion for the fiscal year ended March 31, 2009. The decrease reflects the overall decrease in transaction volume for all types of financial transactions and activities as the economy remained weak.

Depreciation of premises and equipment

Depreciation of premises and equipment for the fiscal year ended March 31, 2010 was ¥120.3 billion, a decrease of ¥11.8 billion from ¥132.1 billion for the previous fiscal year. This decrease was primarily attributable to a smaller base for depreciation in which we applied the declining-balance method.

Amortization of Intangible Assets

Amortization of intangible assets for the fiscal year ended March 31, 2010 was ¥225.0 billion, a decrease of ¥53.2 billion from ¥278.2 billion for the previous fiscal year. The decrease was mainly due to a ¥31.4 billion decrease in amortization expenses on software at BTMU and termination of some of our software outsourcing contracts that reduced amortization expenses by ¥13.2 billion during the fiscal year ended March 31, 2010.

Impairment of intangible assets

Impairment of intangible assets for the fiscal year ended March 31, 2010 was ¥12.4 billion, a decrease of ¥114.5 billion from ¥126.9 billion for the previous fiscal year. The decrease reflected the fact that, as compared to the significant impairment of intangible assets related to our consumer finance subsidiary for the fiscal year ended March 31, 2009, we did not have an equally significant impairment of intangible assets for the fiscal year ended March 31, 2010.

Impairment of goodwill

In the fiscal year ended March 31, 2010, we recorded an impairment of goodwill of ¥0.5 billion that was significantly lower than the impairment of goodwill of ¥845.8 billion for the previous fiscal year. The impairment of goodwill for the previous fiscal year reflected, among other factors, the global financial market crisis and recession which negatively impacted the fair value of our reporting units for the purposes of our periodic testing of goodwill for impairment. For further information, see Note 8 to our consolidated financial statements included elsewhere in this Annual Report.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Non-interest expense for the fiscal year ended March 31, 2009 was ¥3,608.8 billion, a decrease of ¥11.5 billion from ¥3,620.3 billion for the previous fiscal year. This decrease was primarily due to a decrease of impairment of goodwill, depreciation of premises and equipment, and salaries and employee benefits. The decrease in these non-interest expenses was partially offset by an increase in impairment of intangible assets, provision for repayment of excess interest, amortization of intangible assets and outsourcing expenses, including data processing.

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

Impairment of goodwill

In the fiscal year ended March 31, 2009, we recorded an impairment of goodwill of ¥845.8 billion. We recorded an impairment in goodwill due to, among other factors, the global financial market crisis and recession which negatively impacted the fair value of our reporting units for the purposes of our periodic testing of goodwill for impairment. We recorded an impairment of goodwill of ¥893.7 billion for the fiscal year ended March 31, 2008. For further information, see Note 8 to our consolidated financial statements included elsewhere in this Annual Report.

Income Tax Expense (Benefit)

The following table presents a summary of our income tax expense (benefit):

	Fiscal years ended March 31,
	2008	2009	2010
	(in billions, except percentages)
Income (loss) from continuing operations before income tax expense (benefit)	¥51.8	¥(1,764.2)	¥1,282.1
Income tax expense (benefit)	¥553.1	¥(259.9)	¥407.0
Effective income tax rate	1,068.6%	14.7%	31.7%
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2008, 2009 and 2010 are summarized as follows:

	Fiscal years ended March 31,
	2008	2009	2010
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	5.9	(0.2)	0.2
Dividends from foreign subsidiaries	24.3	(0.3)	0.0
Foreign tax credits and payments	2.4	(0.7)	0.7
Lower tax rates applicable to income of subsidiaries	(18.9)	0.0	(0.7)
Change in valuation allowance	334.3	(2.3)	(5.8)
Realization of previously unrecognized tax effects of subsidiaries	(1.2)	(1.7)	(0.9)
Nontaxable dividends received	(36.3)	0.4	(0.1)
Impairment of goodwill	701.2	(19.5)	0.0
Undistributed earnings of subsidiaries	8.7	(1.5)	(1.6)
Tax and interest expense for uncertainty in income taxes	2.0	(1.0)	0.6
Other—net	5.6	0.9	(1.3)

Effective income tax rate	1,068.6%	14.7%	31.7%

The effective income tax rate of 31.7% for the fiscal year ended March 31, 2010 was 8.9 percentage points lower than the combined normal effective statutory tax rate of 40.6%. This lower effective income tax rate primarily reflected a decrease in the valuation allowance against deferred tax assets which accounted for 5.8 percentage points of the difference between the combined normal effective statutory tax rate and the effective income tax rate. The valuation allowance decreased ¥88.3 billion to ¥641.6 billion at Mach 31, 2010 from ¥729.9 billion at March 31, 2009, as a result of our projected ability to utilize net operating loss carryforward, against future taxable income for the fiscal year ended March 31, 2010 in excess of the previously projected taxable income for the fiscal year ended March 31, 2009 and improved probability of realization of future tax benefits based on increased expected taxable income in future periods.

The effective income tax rate of 14.7% for the fiscal year ended March 31, 2009 was 25.9 percentage points lower than the combined normal effective statutory tax rate of 40.6%. This lower effective income tax rate primarily reflected an impairment loss on goodwill which was recognized as a result of declines in the fair value of reporting units used for impairment testing purposes due to the continuing global financial market instability. In addition, this lower tax rate reflected the increased valuation allowance for operating loss carryforwards that were no longer deemed to be realizable due to the global economic slowdown.

The effective income tax rate of 1,068.6% for the fiscal year ended March 31, 2008 was 1,028.0 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This higher effective income tax rate was primarily due to the fact that an impairment of goodwill was recorded under US GAAP, decreasing our income from continuing operations before income tax expense and the cumulative effect of a change in accounting principle of ¥51.8 billion for the fiscal year ended March 31, 2008. Under Japanese tax law, such impairment of goodwill was not deductible in computing our taxable income and, accordingly, our income tax expense was significantly higher in comparison to our income from continuing operations before income tax expense and cumulative effect of a change in accounting principle reported under US GAAP. In addition, the higher effective income tax rate reflected an additional valuation allowance related to operating loss carryforwards that were no longer deemed to be “more likely than not” to be realized, due to a decline in estimated future taxable income resulting from the downturn in financial and banking businesses caused by disruptions in the global financial markets.

Net income (loss) attributable to noncontrolling interests

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

We recorded net income attributable to noncontrolling interests of ¥15.3 billion for the fiscal year ended March 31, 2010, compared to a net loss attributable to noncontrolling interests of ¥36.3 billion for the previous fiscal year. The improvement was mainly due to the absence of ¥29.1 billion of goodwill impairment losses at Mitsubishi UFJ NICOS that was recorded in the fiscal year ended March 31, 2009.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Our net loss attributable to noncontrolling interests for the fiscal year ended March 31, 2009 was ¥36.3 billion, compared to net income attributable to noncontrolling interests of ¥38.4 billion for the previous fiscal year. The decrease was mainly due to further investment in UNBC, which resulted in UNBC becoming a wholly-owned subsidiary and which eliminated our noncontrolling interest in UNBC.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Annual Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our consolidated financial statements prepared on the basis of US GAAP. For example, operating profit does not reflect items such as a part of provision (credit) for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and equity investment securities gains (losses).

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (formerly MUS), Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate, and Trust Assets. This integrated business group system is intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries. Under this system, as the holding company, we formulate strategies for our Group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within our Group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

Operations that are not covered by the integrated business group system are classified under Global Markets and Other.

The following is a brief explanation of our business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUMSS (formerly MUS), Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

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

Effective April 1, 2009, we modified our managerial accounting methods, including those regarding revenue and expense distribution among our business segments. The presentation set forth below for the fiscal years ended March 31, 2008 and 2009 has been reclassified to conform to the new basis of managerial accounting. For further information, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report. Our business segment information is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices and is not consistent with our consolidated financial statements included elsewhere in this Annual Report, which has been prepared in accordance with US GAAP.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Fiscal year ended March 31, 2008
Net revenue	¥1,345.2	¥1,192.5	¥302.3	¥296.4	¥598.7	¥1,791.2	¥198.5	¥300.0	¥(18.7)	¥3,616.2
Operating expenses	953.9	557.1	183.7	187.6	371.3	928.4	98.5	59.0	205.2	2,245.0

Operating profit (loss)	¥391.3	¥635.4	¥118.6	¥108.8	¥227.4	¥862.8	¥100.0	¥241.0	¥(223.9)	¥1,371.2

Fiscal year ended March 31, 2009
Net revenue	¥1,320.0	¥1,045.0	¥358.7	¥256.8	¥615.5	¥1,660.5	¥171.1	¥396.3	¥(213.7)	¥3,334.2
Operating expenses	975.1	554.0	173.6	157.3	330.9	884.9	93.3	62.2	192.9	2,208.4

Operating profit (loss)	¥344.9	¥491.0	¥185.1	¥99.5	¥284.6	¥775.6	¥77.8	¥334.1	¥(406.6)	¥1,125.8

Fiscal year ended March 31, 2010
Net revenue	¥1,433.3	¥945.4	¥348.4	¥265.3	¥613.7	¥1,559.1	¥157.2	¥528.5	¥(73.0)	¥3,605.1
Operating expenses	988.2	511.7	204.6	168.1	372.7	884.4	91.4	61.3	179.2	2,204.5

Operating profit (loss)	¥445.1	¥433.7	¥143.8	¥97.2	¥241.0	¥674.7	¥65.8	¥467.2	¥(252.2)	¥1,400.6

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Net revenue of the Integrated Retail Banking Business Group increased ¥113.3 billion to ¥1,433.3 billion for the fiscal year ended March 31, 2010 from ¥1,320.0 billion for the fiscal year ended March 31, 2009. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations, such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The increase in net revenue mainly reflects the consolidation for the full fiscal year of ACOM CO., LTD., a consumer finance company which became a consolidated subsidiary for purposes of Japanese GAAP in October 2008. ACOM remains an equity method investee under US GAAP. The increase was partially offset by a decrease in revenue from deposits caused by lower interest rates and a decrease in revenue from the operations of Mitsubishi UFJ NICOS reflecting lower consumption under the depressed economy.

Operating expenses of the Integrated Retail Banking Business Group increased ¥13.1 billion to ¥988.2 billion for the fiscal year ended March 31, 2010 from ¥975.1 billion for the fiscal year ended March 31, 2009. The increase in operating expenses mainly reflects the consolidation of ACOM for the full fiscal year.

Operating profit of the Integrated Retail Banking Business Group increased ¥100.2 billion to ¥445.1 billion for the fiscal year ended March 31, 2010 from ¥344.9 billion for the fiscal year ended March 31, 2009. This increase reflects the consolidation for the full fiscal year of ACOM, which increased operating profit by ¥154.0 billion.

Net revenue of the Integrated Corporate Banking Business Group decreased ¥101.4 billion to ¥1,559.1 billion for the fiscal year ended March 31, 2010 from ¥1,660.5 billion for the fiscal year ended March 31, 2009. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The decrease in net revenue was mainly due to a decrease in net revenue from domestic businesses.

With regard to the domestic businesses, net revenue of ¥945.4 billion was recorded for the fiscal year ended March 31, 2010, a decrease of ¥99.6 billion from the previous fiscal year. This decrease was mainly due to a decrease in net interest income from deposits in other banks and due to losses associated with CDS transactions for managing credit risk exposures, partially offset by an increase in net interest income from corporate lending and an increase in profits from the securities business reflecting an increase in securities trading activity by our customers.

With regard to the overseas businesses, net revenue of ¥613.7 billion was recorded for the fiscal year ended March 31, 2010, a decrease of ¥1.8 billion from the previous fiscal year. This decrease was mainly due to losses associated with CDS hedging for managing credit risk exposures, partially offset by an increase in net interest and fee revenues.

Operating expenses of the Integrated Corporate Banking Business Group were ¥884.4 billion for the fiscal year ended March 31, 2010, a decrease of ¥0.5 billion from the fiscal year ended March 31, 2009.

Operating profit of the Integrated Corporate Banking Business Group decreased ¥100.9 billion to ¥674.7 billion for the fiscal year ended March 31, 2010 from ¥775.6 billion for the fiscal year ended March 31, 2009. This decrease was mainly due to the decrease in net revenue as stated above.

Net revenue of the Integrated Trust Assets Business Group decreased ¥13.9 billion to ¥157.2 billion for the fiscal year ended March 31, 2010 from ¥171.1 billion for the fiscal year ended March 31, 2009. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. The decrease in net revenue was mainly due to a decrease in net revenue from pension trusts and investment trusts.

Operating expenses of the Integrated Trust Assets Business Group decreased ¥1.9 billion to ¥91.4 billion for the fiscal year ended March 31, 2010 from ¥93.3 billion for the fiscal year ended March 31, 2009.

Operating profit of the Integrated Trust Assets Business Group decreased ¥12.0 billion to ¥65.8 billion for the fiscal year ended March 31, 2010 from ¥77.8 billion for the fiscal year ended March 31, 2009. This decrease was mainly due to the decrease in net revenue as stated above.

Net revenue of Global Markets increased ¥132.2 billion to ¥528.5 billion for the fiscal year ended March 31, 2010 from ¥396.3 billion for the fiscal year ended March 31, 2009. The increase in net revenue was mainly due to improved results from our asset liability management for both domestic and overseas operations.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Net revenue of the Integrated Retail Banking Business Group decreased ¥25.2 billion from ¥1,345.2 billion for the fiscal year ended March 31, 2008 to ¥1,320.0 billion for the fiscal year ended March 31, 2009. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations, such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The decrease in net revenue was mainly due to decreases in net interest income in consumer finance as well as fees and commissions on securities businesses and investment funds business, which fully offset increases in net fees and revenue from deposits and those from ACOM, a consumer finance company that became a consolidated subsidiary during the fiscal year ended March 31, 2009.

Operating expenses of the Integrated Retail Banking Business Group increased ¥21.2 billion from ¥953.9 billion for the fiscal year ended March 31, 2008 to ¥975.1 billion for the fiscal year ended March 31, 2009. The increase in operating expenses was primarily due to the consolidation of ACOM.

Operating profit of the Integrated Retail Banking Business Group decreased ¥46.4 billion from ¥391.3 billion for the fiscal year ended March 31, 2008 to ¥344.9 billion for the fiscal year ended March 31, 2009. This decrease was mainly due to a decrease in net revenue and increase in operating expenses as stated above.

Net revenue of the Integrated Corporate Banking Business Group decreased ¥130.7 billion from ¥1,791.2 billion for the fiscal year ended March 31, 2008 to ¥1,660.5 billion for the fiscal year ended March 31, 2009. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenues from lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The decrease in net revenue was mainly due to a decrease in net revenue in domestic businesses.

With regard to the domestic businesses, net revenue of ¥1,045.0 billion, a decrease of ¥147.5 billion from the previous fiscal year, was recorded for the fiscal year ended March 31, 2009. This decrease was mainly due to a decrease in net interest income resulting from a decrease in loan interest margin and decreases in net revenue from sales of derivative products and from securities businesses. The decrease in net revenue was also attributable to losses from impairment and sales of securitized products.

With regard to the overseas businesses, net revenue of ¥615.5 billion, an increase of ¥16.8 billion from the previous fiscal year, was recorded for the fiscal year ended March 31, 2009. This increase was mainly due to an increase in net revenue from overseas lending business mainly for non-Japanese corporate clients.

Operating expenses of the Integrated Corporate Banking Business Group were ¥884.9 billion for the fiscal year ended March 31, 2009, a decrease of ¥43.5 billion from the fiscal year ended March 31, 2008.

Operating profit of the Integrated Corporate Banking Business Group decreased ¥87.2 billion from ¥862.8 billion for the fiscal year ended March 31, 2008 to ¥775.6 billion for the fiscal year ended March 31, 2009. This decrease was mainly due to a decrease in net revenue as stated above.

Net revenue of the Integrated Trust Assets Business Group decreased ¥27.4 billion from ¥198.5 billion for the fiscal year ended March 31, 2008 to ¥171.1 billion for the fiscal year ended March 31, 2009. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. The decrease in net revenue was mainly due to a decrease in net revenue from pension trusts and investment trusts.

Operating expenses of the Integrated Trust Assets Business Group decreased ¥5.2 billion from ¥98.5 billion for the fiscal year ended March 31, 2008 to ¥93.3 billion for the fiscal year ended March 31, 2009.

Operating profit of the Integrated Trust Assets Business Group decreased ¥22.2 billion from ¥100.0 billion for the fiscal year ended March 31, 2008 to ¥77.8 billion for the fiscal year ended March 31, 2009. This decrease was due to a decrease in net revenue as stated above.

Net revenue of Global Markets increased ¥96.3 billion from ¥300.0 billion for the fiscal year ended March 31, 2008 to ¥396.3 billion for the fiscal year ended March 31, 2009. The increase in net revenue was mainly due to improved performance in asset liability management for both domestic and overseas operations.

Geographic Segment Analysis

The table immediately below sets forth our total revenue, income (loss) from continuing operations before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group on a geographic basis for the fiscal years ended March 31, 2008, 2009 and 2010. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. For further information, see Note 30 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2008	2009	2010
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥4,691.0	¥2,924.4	¥3,605.0

Foreign:
United States of America	228.1	568.7	604.4
Europe	699.8	233.7	355.0
Asia/Oceania excluding Japan	442.0	329.7	482.6
Other areas(1)	84.0	14.4	165.4

Total foreign	1,453.9	1,146.5	1,607.4

Total	¥6,144.9	¥4,070.9	¥5,212.4

Income (loss) from continuing operations before income tax expense (benefit):
Domestic	¥316.2	¥(1,357.4)	¥539.9

Foreign:
United States of America	(516.1)	(210.3)	208.4
Europe	91.0	(237.5)	224.4
Asia/Oceania excluding Japan	183.9	110.8	273.0
Other areas(1)	(23.2)	(69.8)	36.4

Total foreign	(264.4)	(406.8)	742.2

Total	¥51.8	¥(1,764.2)	¥1,282.1

Net income (loss) attributable to Mitsubishi UFJ Financial Group
Domestic	¥(227.1)	¥(1,064.3)	¥189.7

Foreign:
United States of America	(637.3)	(223.5)	193.0
Europe	121.3	(229.5)	199.1
Asia/Oceania excluding Japan	232.2	119.4	241.4
Other areas(1)	(31.5)	(70.1)	36.6

Total foreign	(315.3)	(403.7)	670.1

Total	¥(542.4)	¥(1,468.0)	¥859.8

Note:
(1)	Other areas primarily include Canada, Latin America and the Caribbean.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Domestic net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2010 was ¥189.7 billion, compared to a net loss attributable to Mitsubishi UFJ Financial Group of ¥1,064.3 billion for the fiscal year ended March 31, 2009. This improvement mainly reflected lower losses associated with revaluation of trading debt and equity securities that were recorded for the fiscal year ended March 31, 2010, compared to significantly higher losses recorded in the previous fiscal year primarily due to unfavorable market conditions.

Foreign net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2010 was ¥670.1 billion, compared to a net loss attributable to Mitsubishi UFJ Financial Group of ¥403.7 billion for the fiscal year ended March 31, 2009. This improvement was primarily due to lower revaluation and foreign exchange losses attributable to our assets and operations in the US and Europe, which losses were significantly higher in the fiscal year ended March 31, 2009.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Domestic net loss attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2009 was ¥1,064.3 billion, compared to a net loss attributable to Mitsubishi UFJ Financial Group of ¥227.1 billion for the fiscal year ended March 31, 2008. This deterioration mainly reflected the increase in loss on sales and revaluation from trading in debt and equity securities primarily due to unfavorable market conditions.

Foreign net loss attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2009 was ¥403.7 billion, an increase of ¥88.4 billion, from ¥315.3 billion for the fiscal year ended March 31, 2008. This increase primarily reflected an increase in net loss attributable to Mitsubishi UFJ Financial Group in Europe of ¥350.8 billion over the same period, which was recorded mainly due to the appreciation of the Japanese yen against the euro and other foreign currencies.

Effect of Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

The average exchange rate for the fiscal year ended March 31, 2010 was ¥92.85 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥100.54 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2009 was ¥93.57 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2008 of ¥103.46 per US$1.00.

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of decreasing total revenue by ¥181.3 billion, net interest income by ¥67.0 billion and income from continuing operations before income tax expense by ¥78.3 billion, respectively, for the fiscal year ended March 31, 2010.

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

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of decreasing total revenue by ¥477.2 billion, net interest income by ¥141.2 billion and income from continuing operations before income tax expense by ¥168.2 billion, respectively, for the fiscal year ended March 31, 2009.

B.	Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2010 were ¥200.08 trillion, an increase of ¥6.58 trillion from ¥193.50 trillion at March 31, 2009. The increase in total assets mainly reflected increases in investment securities of

¥17.41 trillion, interest-earning deposits in other banks of ¥1.24 trillion, and receivables under resale agreements of ¥1.01 trillion. These increases were partially offset by decreases in net loans of ¥8.28 trillion, trading account assets of ¥2.62 trillion, and deferred tax assets of ¥0.89 trillion.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the Japanese yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2009 and 2010 by geographic region based principally on the domicile of the obligors:

	At March 31,
	2009	2010
	(in trillions)
Japan	¥143.00	¥149.02

Foreign:
United States of America	23.09	21.63
Europe	14.98	15.80
Asia/Oceania excluding Japan	7.47	8.42
Other areas(1)	4.96	5.21

Total foreign	50.50	51.06

Total	¥193.50	¥200.08

Note:
(1)	Other areas primarily include Canada, Latin America and the Caribbean.

At March 31, 2010, the foreign exchange rate expressed in Japanese yen per US$1.00 by us was ¥93.04, as compared with ¥98.23 at March 31, 2009. The Japanese yen amount of foreign currency-denominated assets decreased as the relevant exchange rates resulted in an increase in the value of the Japanese yen relative to such foreign currencies. The appreciation of the Japanese yen against the US dollar and other foreign currencies between March 31, 2009 and March 31, 2010 resulted in a decrease in the Japanese yen amount of our total assets at March 31, 2010 by ¥0.33 trillion.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2009 and 2010, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds.

	At March 31,
	2009	2010
	(in billions)
Domestic:
Manufacturing	¥12,922.8	¥12,027.8
Construction	1,803.5	1,427.9
Real estate(1)	10,436.8	12,261.6
Services(1)	6,750.4	3,714.1
Wholesale and retail	9,760.8	8,597.2
Banks and other financial institutions(2)	4,836.0	4,159.6
Communication and information services	732.7	1,339.8
Other industries	9,515.9	9,393.0
Consumer	20,542.4	19,096.8

Total domestic	77,301.3	72,017.8

Foreign:
Governments and official institutions	351.1	490.4
Banks and other financial institutions(2)	2,687.0	2,970.5
Commercial and industrial	17,550.6	14,252.7
Other	2,510.5	2,554.2

Total foreign	23,099.2	20,267.8

Unearned income, unamortized premium—net and deferred loan fees—net	(90.2)	(99.7)

Total(3)	¥100,310.3	¥92,185.9

Notes:
(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, loans to lease financing companies of ¥2,392.4 billion were included in “Real estate” at March 31, 2010. At March 31, 2009, the related balances had been included in “Services.”
(2)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(3)	The above table includes loans held for sale of ¥119.6 billion and ¥102.3 billion at March 31, 2009 and 2010, respectively, which are carried at the lower of cost or estimated fair value.

Loans account for our largest use of funds. The average loan balance accounted for 57.81% of total interest-earning assets for the fiscal year ended March 31, 2009 and 54.43% for the fiscal year ended March 31, 2010.

At March 31, 2010, our total loans were ¥92.19 trillion, a decrease of ¥8.12 trillion from ¥100.31 trillion at March 31, 2009. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance at March 31, 2010 consisted of ¥72.02 trillion of domestic loans and ¥20.27 trillion of foreign loans, while the loan balance at March 31, 2009 consisted of ¥77.30 trillion of domestic loans and ¥23.10 trillion of foreign loans. Between March 31, 2009 and March 31, 2010, domestic loans decreased ¥5.28 trillion and foreign loans decreased ¥2.83 trillion.

Our domestic loan portfolio at March 31, 2010 was ¥72.02 trillion, a decrease of ¥5.28 trillion from ¥77.30 trillion for the fiscal year ended March 31, 2009. The decrease was mainly due to a decrease in our loans outstanding to the services, consumer, and wholesale and retail segments, which decreased ¥3.04 trillion, ¥1.45 trillion, and ¥1.16 trillion, respectively. This decrease was partially offset by an increase of ¥1.82 trillion in the loan balance to the real estate segment.

The decrease in foreign loans during the fiscal year ended March 31, 2010 was mainly due to a decrease in demand for loans from the commercial and industrial segment.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008	2009	2010
	(in billions)
Balance at beginning of fiscal year	¥1,112.5	¥1,134.9	¥1,156.6
Provision for credit losses	385.7	626.9	647.8
Charge-offs:
Domestic	(380.0)	(559.0)	(401.9)
Foreign	(6.5)	(44.3)	(118.9)

Total	(386.5)	(603.3)	(520.8)
Recoveries:
Domestic	28.5	23.7	48.3
Foreign	2.1	2.8	4.1

Total	30.6	26.5	52.4

Net charge-offs	(355.9)	(576.8)	(468.4)
Others(1)	(7.4)	(28.4)	(20.4)

Balance at end of fiscal year	¥1,134.9	¥1,156.6	¥1,315.6

Note:
(1)	Others principally include losses (gains) from foreign exchange translation. In addition, for the fiscal year ended March 31, 2010, others include adjustments related to restructuring of business operations.

As previously discussed, the provision for credit losses for the fiscal year ended March 31, 2010 was ¥647.8 billion, an increase of ¥20.9 billion from ¥626.9 billion for the fiscal year ended March 31, 2009. The increase in the provision for credit losses was mainly due to the weakening of the financial condition of borrowers, especially, in the manufacturing, wholesale and retail, and other industries segments.

For the fiscal year ended March 31, 2010, the ratio of the provision for the credit losses of ¥647.8 billion to the average loan balance of ¥95.50 trillion was 0.68%, and that to the total average interest-earning assets of ¥175.47 trillion was 0.37%.

Charge-offs for the fiscal year ended March 31, 2010 were ¥520.8 billion, a decrease of ¥82.5 billion from ¥603.3 billion for the fiscal year ended March 31, 2009. The decrease in the charge-offs was mainly due to decreases in the charge-offs for the domestic manufacturing, wholesale and retail, and services segments, mainly reflecting the gradual recovery of the domestic economy.

The total allowance for credit losses at March 31, 2010 was ¥1,315.6 billion, an increase of ¥159.0 billion from ¥1,156.6 billion at March 31, 2009 as we recorded a provision for credit losses of ¥647.8 billion, while we had net charge-offs of ¥468.4 billion.

The following table presents comparative data in relation to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2009	¥24.5	¥9.4	¥15.1	¥(0.3)
For the fiscal year ended March 31, 2010	¥74.6	¥24.5	¥50.1	¥(16.0)

Notes:
(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

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

In connection with the sale of loans, including performing loans, we recorded net losses of ¥1.7 billion and net gains of ¥17.8 billion for the fiscal years ended March 31, 2009 and 2010, respectively.

The following table summarizes the allowance for credit losses by component at March 31, 2009 and 2010:

	At March 31,
	2009	2010
	(in billions)
Allocated allowance:
Specific—specifically identified problem loans	¥618.5	¥770.3
Large groups of smaller balance homogeneous loans	97.9	103.9
Loans exposed to specific country risk	1.1	0.8
Formula—substandard, special mention and other loans	432.8	423.0
Unallocated allowance	6.3	17.6

Total allowance	¥1,156.6	¥1,315.6

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

Change in total allowance and provision for credit losses

At March 31, 2010, the total allowance for credit losses was ¥1,315.6 billion, representing 1.43% of our total loan portfolio. At March 31, 2009, the total allowance for credit losses was ¥1,156.6 billion, representing 1.15% of our total loan portfolio.

The total allowance increased to ¥1,315.6 billion at March 31, 2010 from ¥1,156.6 billion at March 31, 2009 primarily as a result of the downgrades in the credit ratings of domestic borrowers in the manufacturing, wholesale and retail, and other industry segments and overseas borrowers during the fiscal year ended March 31, 2010.

During the fiscal year ended March 31, 2010, there were no significant changes in our general allowance policy, which affected our allowance for credit losses for the period, resulting from directives, advice or counsel from governmental or regulatory bodies.

Allocated allowance for specifically identified problem loans

The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans required under the guidance on accounting by creditors for impairment of a loan. Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of our domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain banking subsidiaries abroad. Loans are classified as restructured loans when we grant a concession to borrowers for economic or legal reasons related to the borrowers’ financial difficulties.

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

The allowance for specifically identified problem loans as of March 31, 2010 was ¥770.3 billion, an increase of ¥151.8 billion from ¥618.5 billion as of March 31, 2009. This increase reflected an increase in nonaccrual loans to domestic other industries and foreign governments and official institutions segments.

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2009 and 2010:

	At March 31,
	2009	2010
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥87.7	¥111.2
Construction	55.8	33.5
Real estate(1)	263.8	214.4
Services(1)	104.6	79.5
Wholesale and retail	139.0	135.5
Banks and other financial institutions	14.8	2.3
Communication and information services	36.9	73.6
Other industries	20.6	116.8
Consumer	372.9	355.0

Total domestic	1,096.1	1,121.8
Foreign	153.4	247.2

Total nonaccrual loans	1,249.5	1,369.0

Restructured loans:
Domestic:
Manufacturing	67.5	140.1
Construction	18.0	25.1
Real estate(1)	59.4	56.8
Services(1)	40.7	83.0
Wholesale and retail	28.8	89.1
Banks and other financial institutions	3.3	3.0
Communication and information services	15.9	24.0
Other industries	128.3	38.3
Consumer	95.9	105.6

Total domestic	457.8	565.0
Foreign	63.8	47.2

Total restructured loans	521.6	612.2

Accruing loans contractually past due 90 days or more:
Domestic	15.1	25.9
Foreign	6.4	0.5

Total accruing loans contractually past due 90 days or more	21.5	26.4

Total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	¥1,792.6	¥2,007.6

Total loans	¥100,310.3	¥92,185.9

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more, as a percentage of total loans	1.79%	2.18%

Note:
(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, nonaccrual loans to lease financing companies of ¥28.5 billion were included in “Real estate” at March 31, 2010. At March 31, 2009, the related balances had been included in “Services.”

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more increased ¥215.0 billion to ¥2,007.6 billion at March 31, 2010 from ¥1,792.6 billion at March 31, 2009. Similarly, the percentage of such nonperforming loans to total loans increased to 2.18% at March 31, 2010 from 1.79% at March 31, 2009.

Total nonaccrual loans were ¥1,369.0 billion at March 31, 2010, an increase of ¥119.5 billion from ¥1,249.5 billion at March 31, 2009. Domestic nonaccrual loans increased ¥25.7 billion between March 31, 2009 and March 31, 2010, mainly due to the downgrades in the credit ratings of borrowers in the manufacturing, communication and information services, and other industry segments. Foreign nonaccrual loans increased ¥93.8 billion between March 31, 2009 and March 31, 2010, mainly due to the downgrades in the credit ratings of overseas borrowers included in the foreign governments and official institutions segment. As a result, foreign nonaccrual loans in governments and official institutions increased ¥66.3 billion.

Total restructured loans were ¥612.2 billion at March 31, 2010, an increase of ¥90.6 billion from ¥521.6 billion at March 31, 2009. The restructured loans set forth in the above table are current in accordance with the applicable restructured contractual terms. Domestic restructured loans increased ¥107.2 billion to ¥565.0 billion at March 31, 2010 from ¥457.8 billion at March 31, 2009 mainly due to the downgrades in the credit ratings of borrowers in the manufacturing, wholesale and retail, and services segments. Restructured loans in the manufacturing segment increased ¥72.6 billion, those in the wholesale and retail segment increased ¥60.3 billion and those in the services segment increased ¥42.2 billion, but those in the other industries segment decreased ¥90.0 billion.

We from time to time provide additional loans, equity capital or other forms of support, including repayment extensions, reductions in applicable interest rates, forbearance of exercising our rights as a creditor, or forgiveness of loans, to borrowers our outstanding loans to whom are classified as nonaccrual and restructured loans and accruing loans contractually past due 90 days or more, based on our internal policy, in order to facilitate their restructuring and revitalization efforts. We decide whether to grant additional financial supports to those borrowers on a case by case basis. Factors that affect our decision include the prospects of those borrowers recovering their ability to service their debt to an extent where they are reasonably expected to be reclassified as normal borrowers in the future, as a result of an improvement in the operations and financial condition of those borrowers.

Impaired loans and Impairment allowance

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2009 and 2010, excluding smaller-balance homogeneous loans and restructured loans:

	At March 31,
	2009		2010
	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions)
Requiring an impairment allowance	¥1,168.5	¥618.6	¥1,465.1	¥770.3
Not requiring an impairment allowance(1)	407.7	—	360.8	—

Total(2)	¥1,576.2	¥618.6	¥1,825.9	¥770.3

Percentage of the allocated allowance to total impaired loans	39.2%		42.2%

Notes:

(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired in the amount of ¥14.5 billion at March 31, 2010. There were no such impaired loans at March 31, 2009.

Impaired loans increased by ¥249.7 billion from ¥1,576.2 billion at March 31, 2009 to ¥1,825.9 billion at March 31, 2010, reflecting the increase in nonaccrual loans and restructured loans.

The percentage of the allocated allowance to total impaired loans increased 3.0 percentage points to 42.2% at March 31, 2010 from 39.2% at March 31, 2009.

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

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥103.9 billion at March 31, 2010, an increase of ¥6.0 billion from ¥97.9 billion at March 31, 2009.

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

The allocated allowance for country risk exposure was ¥0.8 billion at March 31, 2010, a decrease of ¥0.3 billion from ¥1.1 billion at March 31, 2009.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating the inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

The formula allowance decreased ¥9.8 billion to ¥423.0 billion at March 31, 2010 from ¥432.8 billion at March 31, 2009.

Each of our banking subsidiaries has computed the formula allowance based on estimated credit losses using a methodology defined by the credit rating system. Estimated losses inherent in the loan portfolio at the balance sheet date are calculated by multiplying the default ratio by the nonrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each credit risk rating, taking into account the historical number of defaults of borrowers within each credit risk rating divided by the total number of borrowers within that credit risk rating existing at the beginning of the three-year observation period. The recovery ratio is mainly determined by the historical experience of collections against loans in default. The default ratio, the recovery ratio and other indicators are continually reviewed and improved to compute the formula allowance and the allowance for off-balance-sheet instruments. In addition, an appropriate adjustment to the formula allowance and the allowance for off-balance-sheet instruments, considering the risk of losses from large obligors and other credit risks, is examined and made by analyzing the difference between the allowance computed by multiplying the default ratio by the nonrecoverable ratio and the allowance calculated based on the loss experience ratio.

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

Though there are a few technical differences in the methodology used for the formula allowance for credit losses as mentioned above, we examine the overall sufficiency of the formula allowance periodically by back-test comparison with the actual loss experience subsequent to the balance sheet date.

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

The unallocated allowance increased ¥11.3 billion to ¥17.6 billion at March 31, 2010 from ¥6.3 billion at March 31, 2009.

Allowance for Off-balance-sheet Credit Instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance-sheet credit instruments, including commitments of credit, guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance-sheet credit instruments was ¥85.7 billion at March 31, 2010, an increase of ¥1.1 billion from ¥84.6 billion at March 31, 2009.

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

Historically, we have held equity securities of some of our customers for strategic purposes, in particular, to maintain long-term relationships with these customers. However, we have been reducing the aggregate value of our equity securities because we believe that from a risk management perspective reducing the price fluctuation risk in our equity portfolio is imperative. As of March 31, 2010, the aggregate value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier I capital.

Investment securities increased ¥17.41 trillion to ¥55.05 trillion at March 31, 2010 from ¥37.64 trillion at March 31, 2009 due primarily to a ¥15.26 trillion increase in Japanese national government and Japanese government agency bonds and to a ¥1.14 trillion increase in U.S. Treasury and other U.S. government agencies bonds, partially offset by a ¥0.41 trillion decrease in corporate bonds. The general improvement in stock prices of Japanese equity securities resulted in an increase of our marketable equity securities by ¥0.48 trillion at March 31, 2010 compared to March 31, 2009. Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities set forth on our consolidated balance sheet as other investment securities) were primarily carried at cost of ¥1.43 trillion and ¥1.69 trillion at March 31, 2009 and March 31, 2010, respectively, because their fair values were not readily determinable. See“—Critical Accounting Estimates—Fair Value Hierarchy.”

The following table shows information as to the amortized costs and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2009 and 2010:

	At March 31,
	2009			2010
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥23,846.2	¥23,892.8	¥46.6	¥39,431.1	¥39,432.9	¥1.8
Japanese prefectural and municipal bonds	277.9	282.5	4.6	272.8	280.9	8.1
Foreign governments and official institutions bonds	185.6	190.6	5.0	1,340.8	1,345.2	4.4
Corporate bonds	3,791.0	3,869.0	78.0	3,394.3	3,474.7	80.4
Mortgage-backed securities	676.3	668.2	(8.1)	991.3	994.7	3.4
Asset-backed securities, excluding mortgage-backed securities(1)	543.0	495.1	(47.9)	329.6	327.8	(1.8)
Other debt securities	33.3	32.1	(1.2)	1.0	1.0	—
Marketable equity securities	3,340.3	3,959.8	619.5	3,083.0	4,554.7	1,471.7

Total securities available for sale	¥32,693.6	¥33,390.1	¥696.5	¥48,843.9	¥50,411.9	¥1,568.0

Debt securities being held to maturity(2)	¥2,812.4	¥2,826.4	¥14.0	¥2,943.8	¥3,027.9	¥84.1

Notes:
(1)	AAA and AA-rated products account for approximately two-thirds of our asset-backed securities.
(2)	See Note 4 to our consolidated financial statements included elsewhere in this Annual Report for more details.

Net unrealized gains on securities available for sale increased ¥871.5 billion to ¥1,568.0 billion at March 31, 2010 from ¥696.5 billion at March 31, 2009. This increase primarily consisted of a ¥852.2 billion increase in net unrealized gains on marketable equity securities. The increase in net unrealized gains of ¥852.2 billion on marketable equity securities was mainly due to the increase in stock prices which favorably affected our holdings of Japanese equity securities.

The amortized cost of securities being held to maturity increased ¥131.4 billion compared to the previous fiscal year mainly due to a ¥402.6 billion increase in foreign government bonds to counter the low interest rate environment in the domestic bond market, partially offset by the redemption of Japanese national government bonds classified as securities being held to maturity.

Cash and Due from Banks

Cash and due from banks fluctuate significantly from day to day depending upon financial market conditions. Cash and due from banks at March 31, 2010 was ¥2.86 trillion, a decrease of ¥0.21 trillion from ¥3.07 trillion at March 31, 2009. The decrease was primarily due to a decrease in the cash balance of our domestic offices.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2010 were ¥4.78 trillion, an increase of ¥1.24 trillion from ¥3.54 trillion at March 31, 2009. This increase primarily reflected an increase in interest-earning deposits denominated in foreign currencies of our overseas offices.

Receivables under Resale Agreements

Receivables under resale agreements at March 31, 2010 were ¥3.54 trillion, an increase of ¥1.01 trillion from ¥2.53 trillion at March 31, 2009. The increase was primarily due to an increase in transaction volume of receivables under resale agreements at our overseas subsidiaries to manage and invest increased customer deposits.

Goodwill

Goodwill at March 31, 2010 was ¥381.5 billion, substantially unchanged from March 31, 2009.

Deferred Tax Assets

Deferred tax assets decreased ¥0.88 trillion to ¥1.29 trillion at March 31, 2010 from ¥2.17 trillion at March 31, 2009. The decrease primarily reflected an increase in net unrealized gains on investment securities due to a recovery in the fair market value of these securities. A decrease in net operating loss carryforwards, which is attributable to our ability to utilize net operating loss carryforwards against taxable income for the fiscal year ended March 31, 2010, also contributed to a decrease in deferred tax assets.

Total Liabilities

At March 31, 2010, total liabilities were ¥190.98 trillion, an increase of ¥3.95 trillion from ¥187.03 trillion at March 31, 2009, while the total balance of deposits was ¥135.47 trillion at March 31, 2010, an increase of ¥7.14 trillion from ¥128.33 trillion at March 31, 2009. The increase in total deposits of ¥7.14 trillion was partially offset by decreases in other short-term borrowings of ¥1.77 trillion, trading account liabilities of ¥0.80 trillion, and other liabilities of ¥0.68 trillion.

The appreciation of the Japanese yen against the US dollar and other foreign currencies between March 31, 2009 and March 31, 2010 resulted in a decrease in the Japanese yen amount of foreign currency-denominated liabilities at March 31, 2010 by ¥0.10 trillion.

Deposits

Deposits are our primary source of funds. Total average balance of deposits increased ¥2.95 trillion to ¥130.02 trillion for the fiscal year ended March 31, 2010 from ¥127.07 trillion for the fiscal year ended March 31, 2009. This increase primarily reflected an increase of ¥2.72 trillion in average foreign interest-bearing deposits, principally money market deposits and time deposits as depositors sought the safety of deposits at large financial institutions in light of the unstable economic conditions, especially in the United States and Europe.

The balance at the end of the fiscal year of domestic deposits increased ¥1.90 trillion to ¥112.73 trillion at March 31, 2010 from ¥110.83 trillion at March 31, 2009, and the balance at the end of the fiscal year of foreign deposits increased ¥5.24 trillion from ¥17.50 trillion at March 31, 2009 to ¥22.74 trillion at March 31, 2010. Within domestic deposits, the balance of interest-bearing deposits increased, partially in response to depositors’ preference to seek the safety of deposits at large financial institutions. The increase in foreign deposits was mainly due to an increase in foreign interest-bearing deposits of our overseas offices, especially in the United States and Europe.

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

Short-term borrowings decreased ¥3.07 trillion to ¥25.02 trillion at March 31, 2010 from ¥28.09 trillion at March 31, 2009. This decrease was primarily attributable to a decrease of ¥1.77 trillion in other short-term borrowings which were comprised of borrowings from the Bank of Japan and other financial institutions.

Long-term debt

Long-term debt at March 31, 2010 was ¥14.16 trillion, an increase of ¥0.89 trillion from ¥13.27 trillion at March 31, 2009. This increase was mainly due to an increase in unsubordinated debts by BTMU to maintain an appropriate level of regulatory capital. For further information, see Note 14 to our consolidated financial statements included elsewhere in this Annual Report.

Benefit Obligations

As of March 31, 2009 and 2010, we had benefit obligations of ¥2,000.3 billion and ¥1,887.1 billion, respectively, and the fair value of our plan assets was ¥1,814.0 billion and ¥2,108.5 billion, respectively. The fair value of our plan assets has fluctuated significantly depending on the general market conditions in recent fiscal years. If the fair value of our pension plan assets declines or our investment return on our pension plan assets decreases, or if a change is made in the actuarial assumptions on which the calculations of the projected pension obligations are based, we may incur losses. Changes in the interest rate environment could also result in an increase in our pension obligations and annual funding costs. In addition, unrecognized prior service costs may be incurred if our pension plans are amended.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. Due to our broad customer base in Japan and the depositors’ preference to seek the safety of deposits at large financial institutions, the balance of our deposits increased from ¥128.33 trillion at March 31, 2009 to ¥135.47 trillion at March 31, 2010. As of March 31, 2010, our deposits exceeded our loans, net of allowance for credit losses of ¥90.87 trillion, by ¥44.60 trillion. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with average total equity of ¥7.86 trillion, funded 70.5% of our average total assets of ¥195.56 trillion during the fiscal year ended March 31, 2010.

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

Total Equity

The following table presents a summary of our total equity at March 31, 2009 and 2010:

	At March 31,
	2009	2010
	(in billions, except percentages)
Preferred stock	¥442.1	¥442.1
Common stock	1,127.6	1,643.2
Capital surplus	6,095.8	6,619.5
Retained earnings appropriated for legal reserve	239.6	239.6
Accumulated deficit	(845.8)	(18.1)
Accumulated other changes in equity from nonowner sources, net of taxes	(813.7)	(45.4)
Treasury stock, at cost	(10.7)	(14.0)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥6,234.9	¥8,866.9
Noncontrolling interests	232.2	235.9

Total equity	¥6,467.1	¥9,102.8

Ratio of total equity to total assets	3.34%	4.55%

Total equity increased ¥2,635.7 billion to ¥9,102.8 billion at March 31, 2010 from ¥6,467.1 billion at March 31, 2009. The ratio of total equity to total assets also showed an increase of 1.21 percentage points to 4.55% at March 31, 2010 from 3.34% at March 31, 2009. The increase in total equity, and the resulting increase in the ratio to total assets, at March 31, 2010 were principally attributable to a decrease in accumulated deficit of ¥827.7 billion, an increase in accumulated other changes in equity from nonowner sources, net of taxes, of ¥768.3 billion, an increase in capital surplus of ¥523.7 billion, and an increase in common stock of ¥515.6 billion. The increase in common stock and capital surplus was mainly due to the capital procured through the common stock offering in December 2009. The decrease in accumulated deficit was mainly due to our recording net income available to common shareholders of Mitsubishi UFJ Financial Group of ¥838.1 billion for the fiscal year ended March 31, 2010. The increase in accumulated other changes in equity from nonowner sources, net of taxes, was primarily due to an increase in unrealized gains on investment securities and an increase in pension liability adjustments.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of investment securities classified as available for sale at March 31, 2009 and 2010:

	At March 31,
	2009	2010
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥95.2	¥588.2
Accumulated net unrealized gains to total equity	1.47%	6.46%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations. For further information, see “Item 3.D. Risk Factors—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.”

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

Capital Requirements for Banking Institutions in Japan

A Japanese banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. A bank holding company is also subject to the minimum capital adequacy requirements on a consolidated basis. Under the guidelines of the Financial Services Agency of Japan, or the FSA, capital is classified into three tiers, referred to as Tier I, Tier II and Tier III capital. Our Tier I capital generally consists of shareholders’ equity items, including common stock, non-cumulative preferred stock, capital surplus, noncontrolling interests and retained earnings (which includes deferred tax assets). However, recorded goodwill and other items, such as treasury stock and unrealized losses on investment securities classified as “securities available for sale” under Japanese GAAP, net of taxes, if any, are deducted from Tier I capital. Our Tier II capital generally consists of the amount (up to a maximum of 0.6% of credit risk-weighted assets) by which eligible reserves for credit losses exceed expected losses in the internal ratings-based approach, or the IRB approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets determined by the partial use of the Standardized Approach (including a phased rollout of the IRB approach), 45% of the unrealized gains on investment securities classified as “securities available for sale” under Japanese GAAP, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to certain limitations, up to 50% of Tier I capital. Our Tier III capital consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

The eligible regulatory capital set forth in the FSA’s guidelines discussed above was modified as of March 31, 2007 to reflect the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” often referred to as “Basel II.” In December 2009, the Basel Committee on Banking Supervision released proposals designed to strengthen global capital and liquidity regulations. If the proposals, including other proposals released thereafter, are adopted, they could impose stricter capital requirements and new liquidity requirements on global financial institutions such as us. For further information, see “Item 3.D. Risk Factors—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.”

As of March 31, 2009 and 2010, we have calculated our risk-weighted assets in accordance with the FSA guidelines reflecting Basel II. In determining capital ratios under the FSA guidelines reflecting Basel II, we and our banking subsidiaries used the advanced internal ratings-based approach, or the AIRB approach, to calculate capital requirements for credit risk as of the end of March 2009 and 2010. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements and a few subsidiaries adopted a phased rollout of the internal ratings-based approach. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Methodology to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines reflecting Basel II, we reflect operational risk in the risk-weighted assets by applying the Standardized Approach. Specifically, operational risk capital charge is determined based on the amount of gross profit allocated to business lines multiplied by a factor ranging from 12% to 18%.

For additional discussion of the calculation of our capital ratios, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

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

In addition, BTMU and MUTB are subject to the Federal Reserve’s requirements as foreign banking organizations that have US branches and agencies and that are controlled by us as a financial holding company.

For a detailed discussion of the capital adequacy guidelines applicable to us in the United States, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Bank Capital Requirements and Capital Distributions.”

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

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated total capital, risk-weighted assets and risk-adjusted capital ratios at March 31, 2009 and 2010. (Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the tables below are rounded down.) For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31,		Minimum capital ratios required
	2009	2010
	(in billions, except percentages)
Capital components:
Tier I capital	¥7,575.2	¥10,009.6
Tier II capital includable as qualifying capital	4,216.1	4,449.6
Tier III capital includable as qualifying capital	—	—
Deductions from total qualifying capital	(312.9)	(467.4)

Total risk-based capital	¥11,478.4	¥13,991.8

Risk-weighted assets	¥97,493.5	¥94,081.3
Capital ratios:
Tier I capital	7.76%	10.63%	4.00%
Total risk-adjusted capital	11.77	14.87	8.00

Our Tier I capital ratio and total risk-adjusted capital ratio at March 31, 2010 were 10.63% and 14.87%, respectively. The increase in total risk-adjusted capital ratio was mainly due to an increase in Tier I capital resulting from a common stock offering in December 2009 and a decrease in risk-weighted assets as our loan balance decreased. For a detailed discussion of the common stock offering, see “—Recent Developments—Completion of Global Offering of Common Stock.”

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios of BTMU and MUTB at March 31, 2009 and 2010 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the tables below are rounded down.). For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31,		Minimum capital ratios required
	2009	2010
Consolidated capital ratios:
BTMU
Tier I capital	7.64%	10.84%	4.00%
Total risk-adjusted capital	12.02	15.54	8.00
MUTB
Tier I capital	10.17	12.47	4.00
Total risk-adjusted capital	12.70	16.02	8.00
Stand-alone capital ratios:
BTMU
Tier I capital	8.34	11.59	4.00
Total risk-adjusted capital	12.74	16.34	8.00
MUTB
Tier I capital	9.85	12.09	4.00
Total risk-adjusted capital	12.49	16.10	8.00

At March 31, 2010, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of UNBC and Union Bank, both subsidiaries of BTMU, at December 31, 2008 and 2009:

	At December 31,		Minimum capital ratios required	Ratios OCC requires to be “well-capitalized”
	2008	2009
UNBC:
Tier I capital (to risk-weighted assets)	8.78%	11.82%	4.00%	—
Tier I capital (to quarterly average assets)(1)	8.42	9.45	4.00	—
Total capital (to risk-weighted assets)	11.63	14.54	8.00	—
Union Bank:
Tier I capital (to risk-weighted assets)	8.67%	11.39%	4.00%	6.00%
Tier I capital (to quarterly average assets)(1)	8.31	9.05	4.00	5.00
Total capital (to risk-weighted assets)	11.01	13.73	8.00	10.00

Note:
(1)	Excludes certain intangible assets.

Management believes that, at December 31, 2009, UNBC and Union Bank met all capital adequacy requirements to which they were subject.

At December 31, 2008 and 2009, the Office of the Comptroller of the Currency, or OCC, categorized Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” Union Bank must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (the Leverage ratio) as set forth in the table. There are no conditions or events since December 31, 2009 that would cause management to believe Union Bank’s category has changed.

Capital Adequacy Ratio of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (MUMSS)

On April 1, 2010, MUS became an intermediate holding company and was renamed as Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, whose operating subsidiary succeeded to the former MUS’s domestic operations and, on May 1, 2010, succeeded to the investment banking operations conducted in Japan by Morgan Stanley Japan Securities Co., Ltd. and was renamed as Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS. MUMSS is required to meet the capital adequacy ratios.

At March 31, 2009 and 2010, MUMSS’ capital accounts less certain fixed assets of ¥502.8 billion and ¥505.7 billion represented 353.7% and 342.9% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Law of Japan. For further information, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits (losses)—net” in our consolidated statements of operations included elsewhere in this Annual Report. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2009 and 2010:

	Fiscal years ended March 31,
	2009	2010
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥87,772	¥38,225
Changes attributable to contracts realized or otherwise settled during the fiscal year	11,137	(8,079)
Fair value of new contracts when entered into during the fiscal year	17,272	(3,433)
Other changes in fair value, principally revaluation at end of fiscal year	(77,956)	10,425

Net fair value of contracts outstanding at end of fiscal year	¥38,225	¥37,138

During the fiscal year ended March 31, 2010, the fair value of non-exchange traded contracts slightly decreased mainly due to a decline in the fair value of credit default swaps embedded in collateralized debt obligations, which was partially offset by an increase in the fair value of buy metals swap positions.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2010:

	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥(6)	¥10,806
Maturity less than 3 years	394	15,473
Maturity less than 5 years	52	3,222
Maturity 5 years or more	(308)	7,505

Total fair value	¥132	¥37,006

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions in “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.	Off-balance-sheet Arrangements

In the normal course of our business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2010:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥2,147	¥1,036	¥1,040	¥4,223
Performance guarantees	1,438	682	122	2,242
Derivative instruments	29,371	48,502	3,371	81,244
Guarantees for the repayment of trust principal	89	1,007	8	1,104
Liabilities of trust account	3,393	293	640	4,326
Others	180	1	2	183

Total guarantees	36,618	51,521	5,183	93,322

Other off-balance-sheet instruments:
Commitments to extend credit	46,477	13,879	664	61,020
Commercial letters of credit	622	6	—	628
Commitments to make investments	25	66	35	126
Others	6	—	—	6

Total other off-balance-sheet instruments	47,130	13,951	699	61,780

Total	¥83,748	¥65,472	¥5,882	¥155,102

See Note 24 to our consolidated financial statements, included elsewhere in this Annual Report, for a description of the nature of our guarantees and other off-balance-sheet instruments.

The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2010, approximately 54% of these commitments will expire within one year, 42% from one year to five years and 4% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” We evaluate off-balance-sheet arrangements in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

The fees generated specifically from off-balance-sheet arrangements are not a dominant source of our overall fees and commissions.

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are variable interest entities, or VIEs. For further information, see Note 25 to our consolidated financial statements included elsewhere in this Annual Report.

F.	Tabular Disclosure of Contractual Obligations

The following table shows a summary of our contractual cash obligations outstanding at March 31, 2010:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual cash obligations:
Time deposit obligations	¥51,040	¥8,753	¥1,411	¥161	¥61,365
Long-term debt obligations	2,008	2,642	2,131	7,305	14,086
Capital lease obligations	19	21	9	28	77
Operating lease obligations	66	105	77	296	544
Purchase obligations	18	22	42	30	112

Total(1)(2)	¥53,151	¥11,543	¥3,670	¥7,820	¥76,184

Notes:
(1)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2010 as such amount is not currently determinable. We expect to contribute approximately ¥45.9 billion for pension and other benefits for our employees for the fiscal year ending March 31, 2011. For further information, see Note 15 to our consolidated financial statements included elsewhere in this Annual Report.
(2)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with the guidance on accounting for uncertainty in income taxes. For further information, see Note 9 to our consolidated financial statements included elsewhere in this Annual Report.

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

The following table sets forth the members of our board of directors as of July 31, 2010, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Takamune Okihara (July 11, 1951)	Chairman	April 1974	Joined Sanwa Bank
		March 2001	Executive Officer of Sanwa Bank
		January 2002	Executive Officer of UFJ Bank
		May 2003	Senior Executive Officer of UFJ Bank
		May 2004	President and CEO of UFJ Bank
		June 2004	Director of UFJ Holdings
		October 2005	Managing Officer of MUFG
		January 2006	Deputy President of BTMU
		April 2008	Deputy Chairman of BTMU (incumbent)
Retired from Managing officer of MUFG
		June 2010	Chairman of MUFG (incumbent)

Kinya Okauchi (September 10, 1951)	Deputy Chairman and Chief Audit Officer	April 1974	Joined Mitsubishi Trust Bank
		June 2001	Director (Non-Board Member Director) of Mitsubishi Trust Bank
		April 2003	Managing Director (Non-Board Member Director) of Mitsubishi Trust Bank
		March 2004	Managing Director of Mitsubishi Trust Bank
		June 2004	Director of MTFG
		June 2005	Senior Managing Director of Mitsubishi Trust Bank
		October 2005	Director of MUFG
Senior Managing Director of MUTB
		June 2007	Managing Officer of MUFG
		June 2008	President of MUTB (incumbent)
Director of MUFG
		April 2010	Deputy Chairman of MUFG (incumbent)

Katsunori Nagayasu (April 6, 1947)	President and CEO	May 1970	Joined Mitsubishi Bank
		June 1997	Director of Bank of Tokyo-Mitsubishi
		June 2000	Retired from Director of Bank of Tokyo-Mitsubishi
Managing Director of Nippon Trust Bank
		April 2001	Director of MTFG
		October 2001	Managing Director of Mitsubishi Trust Bank
		June 2002	Retired from Managing Director of Mitsubishi Trust Bank
Managing Director of Bank of Tokyo-Mitsubishi
		April 2004	Director and Managing Officer of MTFG
		June 2004	Managing Officer of MTFG
		January 2005	Senior Managing Director of Bank of Tokyo-Mitsubishi
		May 2005	Deputy President of Bank of Tokyo-Mitsubishi
		October 2005	Managing Officer of MUFG
		December 2005	Retired from Managing Officer of MUFG
		January 2006	Deputy President of BTMU
		June 2006	Deputy President of MUFG
		April 2008	Director of MUFG
President of BTMU (incumbent)
		April 2010	President and CEO of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Kyota Omori (March 14, 1948)	Deputy President and Chief Compliance Officer	April 1972	Joined Mitsubishi Bank
		June 1999	Director of Bank of Tokyo-Mitsubishi
		June 2001	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		May 2003	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		June 2003	Managing Director of Bank of Tokyo-Mitsubishi
		May 2004	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		June 2005	Managing Officer of MTFG
		October 2005	Managing Officer of MUFG
		January 2006	Managing Executive Officer of BTMU
		October 2007	Senior Managing Executive Officer of BTMU
		April 2008	Retired from Senior Managing Executive Officer of BTMU
Senior Managing Officer of MUFG
		June 2008	Deputy President of MUFG (incumbent)

Hiroshi Saito (July 13, 1951)	Senior Managing Director and Chief Financial Officer	April 1974	Joined Mitsubishi Trust Bank
		June 2002	Director (Non-Board Member Director) of Mitsubishi Trust Bank
		October 2005	Executive Officer of MUTB
		June 2006	Managing Director of MUTB
		May 2007	Managing Officer of MUFG
		June 2007	Retired from Managing Director of MUTB
Director of BTMU (incumbent)
Senior Managing Director of MUFG (incumbent)

Nobushige Kamei (November 20, 1952)	Senior Managing Director and Chief Planning Officer	April 1975	Joined Sanwa Bank
		January 2002	Executive Officer of UFJ Bank
		May 2004	Senior Executive Officer of UFJ Bank
		January 2006	Managing Executive Officer of BTMU
		May 2009	Retired from Managing Executive Officer of BTMU
Senior Managing Officer of MUFG
		June 2009	Director of MUTB (incumbent)
Senior Managing Director of MUFG (incumbent)

Masao Hasegawa (April 20, 1955)	Managing Director and Chief Risk Management Officer	April 1979	Joined Bank of Tokyo
		May 2005	Managing Director & General Manager of Bank of Tokyo-Mitsubishi (Holland) N.V.
		January 2006	Managing Director & General Manager of Bank of Tokyo-Mitsubishi UFJ (Holland) N.V
		April 2008	Executive Officer of BTMU
		May 2008	Executive Officer of MUFG
		May 2010	Retired from Executive Officer of BTMU
Managing Officer of MUFG
		June 2010	Director of Mitsubishi UFJ Securities Holdings Co., Ltd. (incumbent)
Managing Director of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Fumiyuki Akikusa (October 9, 1949)	Director	April 1972	Joined Mitsubishi Bank
		June 2000	Director of Bank of Tokyo-Mitsubishi
		June 2001	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		May 2003	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		May 2004	Managing Officer of MTFG
		June 2004	Managing Director of Bank of Tokyo-Mitsubishi
		May 2005	Retired from Managing Officer of MTFG
		June 2005	Retired from Managing Director of Bank of Tokyo-Mitsubishi
Senior Managing Director and Principal Executive Officer of Mitsubishi Securities Co., Ltd.
		October 2005	Director and Principal Executive Officer of MUS
		June 2006	Deputy President of MUS
Director of MUFG (incumbent)
		June 2008	President of MUS
		April 2010	President of Mitsubishi UFJ Securities Holdings Co., Ltd. (incumbent)
		May 2010	President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (incumbent)

Kazuo Takeuchi (August 15, 1950)	Director	April 1973	Joined Tokai Bank
		April 1999	Executive Officer of Tokai Bank
		June 1999	Director of Tokai Bank
		March 2001	Retired from Director of Tokai Bank
		April 2001	Executive Officer of UFJ Holdings
		January 2002	Retired from Executive Officer of UFJ Holdings
Senior Executive Officer of UFJ Bank
		May 2005	Retired from Senior Executive Officer of UFJ Bank
		June 2005	Senior Executive Officer of UFJ Tsubasa Securities Co., Ltd.
		October 2005	Senior Executive Officer of MUS
		June 2008	Senior Managing Director of MUS
Director of MUFG (incumbent)
		April 2010	Senior Managing Director of Mitsubishi UFJ Securities Holdings Co., Ltd.
		May 2010	Deputy President of Mitsubishi UFJ Securities Holdings Co., Ltd. (incumbent)
Senior Managing Director of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Nobuyuki Hirano (October 23, 1951)	Director and Chief Strategic Alliance Officer	April 1974	Joined Mitsubishi Bank
		June 2001	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		July 2004	Executive Officer of MTFG
		May 2005	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		June 2005	Managing Director of Bank of Tokyo-Mitsubishi
Director of MTFG
		October 2005	Director of MUFG
		January 2006	Managing Director of BTMU
		October 2008	Senior Managing Director of BTMU
		June 2009	Deputy President of BTMU (incumbent)
Managing Officer of MUFG
		June 2010	Director of MUFG (incumbent)

Shunsuke Teraoka (December 4, 1953)	Director	April 1976	Joined Toyo Trust Bank
		May 2002	Executive Officer of UFJ Trust Bank
		May 2004	Director and Executive Officer of UFJ Trust Bank
		May 2005	Director and Senior Executive Officer of UFJ Trust Bank
		October 2005	Managing Executive Officer of MUTB
		June 2008	Senior Managing Director of MUTB
		June 2010	Deputy President of MUTB (incumbent)
Director of MUFG (incumbent)

Kaoru Wachi (December 9, 1955)	Director	April 1978	Joined Mitsubishi Trust Bank
		April 2004	General Manager of Asset Management and Administration Planning Division of MTFG
		June 2005	Executive Officer of MTFG
Director (Non-Board Member Director) of Mitsubishi Trust Bank
		October 2005	Executive Officer of MUFG
Executive Officer of MUTB
		June 2008	Managing Director of MUTB
Director of MUFG (incumbent)
		June 2010	Senior Managing Director of MUTB (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Takashi Oyamada (November 2, 1955)	Director	April 1979	Joined Mitsubishi Bank
		May 2004	General Manager of Corporate Policy Division of MTFG
Co-General Manager of Corporate Planning Office of Bank of Tokyo-Mitsubishi
		July 2004	Co-General Manager of Corporate Policy Division of MTFG
		June 2005	Executive Officer of MTFG
Non-Board Member Director of Bank of Tokyo-Mitsubishi
		October 2005	Executive Officer of MUFG
		January 2006	Executive Officer of BTMU
		January 2009	Managing Executive Officer of BTMU
		June 2009	Managing Director of BTMU (incumbent)
Director of MUFG (incumbent)

Ryuji Araki (January 29, 1940)	Director	April 1962	Joined the Toyota Motor Co., Ltd.
		September 1992	Director, Member of the Board of TOYOTA MOTOR CORPORATION (TOYOTA)
		June 1997	Managing Director, Member of the Board of TOYOTA
		June 1999	Senior Managing Director, Member of the Board of TOYOTA
		June 2001	Vice President, Member of the Board and Representative Director of TOYOTA
		June 2002	Auditor of Aioi Insurance Company Limited. (Aioi Insurance)
		June 2005	Senior Advisor to the Board of TOYOTA
Chairman and Representative Director of Aioi Insurance
Chairman of TOYOTA FINANCIAL CORPORATION. (TFS)
		June 2007	Advisor of TFS
		June 2008	Advisor of TOYOTA (incumbent)
Advisor of Aioi Insurance (incumbent)
		June 2009	Retired from Advisor of TFS
Director of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Kazuhiro Watanabe (May 19, 1947)	Director	April 1974	Public Prosecutor, Tokyo District Public Prosecutors Office
		July 1998	Assistant Vice-minister of Justice (Deputy Director-General for Criminal Affairs Bureau)
		April 2001	Public Prosecutor, Supreme Public Prosecutors Office
		January 2002	Chief Public Prosecutor, Nara District Public Prosecutors Office
		September 2004	Chief Public Prosecutor, Maebashi District Public Prosecutors Office
		September 2005	Chief Public Prosecutor, Nagoya District Public Prosecutors Office
		June 2007	Chief Public Prosecutor, Yokohama District Public Prosecutors Office
		July 2008	Superintending Prosecutor, Sapporo High Public Prosecutors Office
		July 2009	Retired from Superintending Prosecutor, Sapporo High Public Prosecutors Office
		September 2009	Attorney at Law Joined Dai-ichi Tokyo Bar Association (incumbent)
Professor of Law, Tokai University Law School (incumbent)
		June 2010	Director of MUFG (incumbent)

Takuma Otoshi (October 17, 1948)	Director	July 1971	Joined IBM Japan, Ltd. (IBM Japan)
		March 1994	Director of IBM Japan
		March 1997	Managing Director of IBM Japan
		December 1999	President of IBM Japan
		June 2004	Director of MTFG
		October 2005	Director of MUFG (incumbent)
		April 2008	President & Chairman of IBM Japan
		January 2009	Chairman of IBM Japan (incumbent)

The following table sets forth our corporate auditors as of July 31, 2010, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Shota Yasuda (July 23, 1948)	Corporate Auditor (Full-Time)	July 1971	Joined Mitsubishi Bank
		June 1998	Director of Bank of Tokyo-Mitsubishi
		June 2001	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		May 2002	Managing Director (Non-Board Member Director) of Bank of Tokyo-Mitsubishi
		January 2006	Senior Managing Director of BTMU
		June 2007	Retired from Senior Managing Director of BTMU
Corporate Auditor (Full-Time) of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Tetsuo Maeda (June 10, 1951)	Corporate Auditor (Full-Time)	April 1974	Joined Toyo Trust Bank
		May 2000	Executive Officer of Toyo Trust Bank
		January 2002	Executive Officer of UFJ Trust Bank
		May 2003	Senior Executive Officer of UFJ Trust Bank
		September 2004	Director and Senior Executive Officer of UFJ Trust Bank
		October 2005	Managing Director of MUTB
		June 2006	Senior Managing Director of MUTB
		June 2009	Retired from Senior Managing Director of MUTB
Corporate Auditor (Full-Time) of MUFG (incumbent)

Tsutomu Takasuka (February 11, 1942)	Corporate Auditor	April 1967	Became a member of the Japanese Institute of Certified Public Accountants
		June 1985	Partner at Mita Audit Corporation
		February 1990	Partner at Tohmatsu & Co.
		September 2002	Resigned Tohmatsu & Co.
		April 2004	Professor, Department of Business Administration, Bunkyo Gakuin University
		October 2004	Full-time Corporate Auditor of Bank of Tokyo-Mitsubishi
		June 2005	Corporate Auditor of MTFG
		October 2005	Corporate Auditor of MUFG (incumbent)
		January 2006	Full-time Corporate Auditor of BTMU (incumbent)
		March 2010	Retired from Professor, Department of Business Administration, Bunkyo Gakuin University

Kunie Okamoto (September 11, 1944)	Corporate Auditor	June 1969	Joined Nippon Life Insurance Company (Nippon Life)
		July 1995	Director of Nippon Life
		March 1999	Managing Director of Nippon Life
		March 2002	Senior Managing Director of Nippon Life
		April 2005	President of Nippon Life (incumbent)
		June 2005	Corporate Auditor of UFJ Holdings
		October 2005	Corporate Auditor of MUFG (incumbent)

Yasushi Ikeda (April 18, 1946)	Corporate Auditor	April 1972	Admitted to the Bar Joined the Tokyo Bar Association
		April 1977	Partner of the law firm Miyake Imai & Ikeda (incumbent)
		June 2009	Corporate Auditor of MUFG (incumbent)

The board of directors and corporate auditors may be contacted through our headquarters at Mitsubishi UFJ Financial Group, Inc., 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan.

All directors and corporate auditors were elected at a general meeting of shareholders. The regular term of office of a director is one year from the date of election, and the regular term of office of a corporate auditor is four years from the date of election. Directors and corporate auditors may serve their terms until the close of the annual general meeting of shareholders held in the last year of their terms. Directors and corporate auditors may serve any number of consecutive terms. No family relationship exists among any of our directors or corporate auditors. None of our directors is party to a service contract with MUFG or any of its subsidiaries that provides for benefits upon termination of employment.

B.	Compensation

The aggregate amount of compensation paid, including benefits in kind granted and any contingent and deferred compensation but excluding retirement allowances paid, by MUFG and its subsidiaries during the fiscal year ended March 31, 2010 to our directors (excluding outside directors), to corporate auditors (excluding outside auditors) and to outside directors and auditors, was ¥1,125 million, ¥82 million and ¥99 million, respectively.

The following table sets forth the details of individual compensation paid, including benefits in kind granted but excluding retirement allowances paid, by MUFG and its subsidiaries in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2010:

Directors	Aggregate amount	Paid by	Compensation paid
			Annual salary	Stock options	Bonus
	(in millions)
Ryosuke Tamakoshi	¥105	MUFG	¥54	¥33	¥18
Nobuo Kuroyanagi	110	MUFG	28	17	10
		BTMU	28	17	10
Katsunori Nagayasu	110	MUFG	6	3	1
		BTMU	50	31	19

Prior to June 28, 2007, in accordance with customary Japanese practice, when a director or corporate auditor retired, a proposal to pay a retirement allowance was submitted at the annual ordinary general meeting of shareholders for approval. The retirement allowance consisted of a one-time payment of a portion of the allowance paid at the time of retirement and periodic payments of the remaining amount for a prescribed number of years. After the shareholders’ approval was obtained, the retirement allowance for a director or corporate auditor was fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflected the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. MUFG did not set aside reserves for any retirement payments for directors and corporate auditors made under this practice. Pursuant to a one-time shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement, the aggregate amount of retirement allowance paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2010 to our directors (excluding outside directors), to corporate auditors (excluding outside auditors) and to outside directors and auditors, who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions, was ¥44 million, ¥17 million and ¥37 million, respectively.

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

As part of our compensation structure, on June 29, 2010, the board of directors adopted another stock-based compensation plan entitled “Fourth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 16, 2010, we allotted an aggregate of 8,014 stock acquisition rights to our directors and an aggregate of 1,149 stock acquisition rights to our corporate auditors for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 15, 2040, but only after the date on which a grantee’s service as a director, corporate auditor or officer terminates. The fair value of each stock acquisition right was ¥36,600.

As of July 31, 2010, our directors and corporate auditors held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Takamune Okihara	18,620
Kinya Okauchi	13,100
Katsunori Nagayasu	8,540
Kyota Omori	13,000
Hiroshi Saito	8,340
Nobushige Kamei	71,280
Masao Hasegawa	57,100
Fumiyuki Akikusa	17,546
Kazuo Takeuchi	18,320
Nobuyuki Hirano	21,400
Shunsuke Teraoka	4,740
Kaoru Wachi	4,300
Takashi Oyamada	10,550
Ryuji Araki	9,000
Kazuhiro Watanabe	—
Takuma Otoshi	3,000

Corporate Auditors	Number of Shares Registered
Shota Yasuda	21,500
Tetsuo Maeda	62,230
Tsutomu Takasuka	—
Kunie Okamoto	536
Yasushi Ikeda	—

C.	Board Practices

Our articles of incorporation provide for a board of directors of not more than twenty members and not more than seven corporate auditors. Our corporate officers are responsible for executing our business operations, and our directors oversee these officers and set our fundamental strategies.

We currently have sixteen directors. Our board of directors has ultimate responsibility for the administration of our affairs. By resolution, our board of directors shall appoint, from the directors, representative directors who may represent us severally. Our board of directors shall appoint a president and may also appoint a chairman, deputy chairmen, deputy presidents, senior managing directors and managing directors from their members by resolution. Deputy presidents assist the president, and senior managing directors and managing directors assist the president and deputy presidents, if any, in the management of our day-by-day operations.

We currently have three outside directors as members of our board of directors. Under the Company Law, an outside director is defined as a person who has never been an executive director (gyomu shikko torishimariyaku), executive officer (shikkoyaku), manager (shihainin) or any other type of employee of the company or any of its subsidiaries prior to his or her appointment.

Under the Company Law, a resolution of the board of directors is required if any director wishes to engage in any business that is in competition with us or any transaction with us. Additionally, no director may vote on a proposal, arrangement or contract in which that director is deemed to be particularly interested.

Neither the Company Law nor our articles of incorporation contain special provisions as to the borrowing power exercisable by a director, the retirement age of our directors and corporate auditors or a requirement of our directors and corporate auditors to hold any shares of our capital stock.

The Company Law requires a resolution of the board of directors for a company to determine the execution of important businesses, to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge managers (shihainin) and other important employees, and to establish, change or abolish branch offices or other material corporate organizations, to float bonds, to establish internal control systems, and to exempt a director from liability to the company in accordance with applicable laws and regulations.

We currently have five corporate auditors, including three outside corporate auditors. An outside corporate auditor is defined under the Company Law as a person who has not served as a director, account assistant, executive officer (shikkoyaku), manager (shihainin) or any other type of employee of the company or any of its subsidiaries prior to his or her appointment.

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

Under the Company Law, if a company has corporate auditors, the company is not obligated to have any outside directors or to have any audit, nomination or compensation committees. Although we have adopted a board of corporate auditors, we have three outside directors as part of our efforts to further enhance corporate governance. In an effort to further enhance our corporate governance, we have also voluntarily established an internal audit and compliance committee and a nomination and compensation committee to support our board of directors.

Internal Audit and Compliance Committee.    The internal audit and compliance committee, a majority of which is comprised of outside directors and specialists, deliberates important matters relating to internal audits, internal control of financial information, financial audits, compliance, corporate risk management, and other internal control systems. This committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. We aim to enhance the effectiveness of internal audit functions by utilizing the external view points provided by the internal audit and compliance committee members. The chairman of the internal audit and compliance committee is Ryuji Araki, who is an outside director. The other members of this committee are Kazuhiro Watanabe, an outside director, Kouji Tajika, a certified public accountant, Yoshinari Tsutsumi, an attorney-at-law, and Kinya Okauchi, a deputy chairman and the chief audit officer. The internal audit and compliance committee met twelve times between April 2009 and March 2010.

Nomination and Compensation Committee.    The nomination and compensation committee, a majority of which is comprised of outside directors, deliberates matters relating to the appointment and dismissal of our directors and the directors of our subsidiaries, the compensation framework of our directors and the directors of our subsidiaries, as well as the compensation of our top management and the top management of our subsidiaries. The nomination and compensation committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. The chairman of the nomination and compensation committee is Takuma Otoshi, an outside director. The other members of this committee are Ryuji Araki, Kazuhiro Watanabe and Katsunori Nagayasu, President and CEO. The nomination and compensation committee met eight times between April 2009 and March 2010.

For additional information on our board practices and the significant differences in corporate governance practices between MUFG and US companies listed on the New York Stock Exchange, see “—A. Directors and Senior Management” and “Item 16.G. Corporate Governance.”

D.	Employees

As of March 31, 2010, we had approximately 79,000 employees, a decrease of approximately 500 employees compared with the number of employees as of March 31, 2009. In addition, as of March 31, 2010, we had approximately 36,300 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and in different locations as of March 31, 2010:

Business unit
Bank of Tokyo-Mitsubishi UFJ:
Retail Banking Business Unit	20%
Corporate Banking Business Unit	13
Global Business Unit	24
Global Markets Unit	1
Operations and Systems Unit	9
Corporate Center/Independent Divisions	3
Mitsubishi UFJ Trust and Banking Corporation:
Trust-Banking	5
Trust Assets	3
Real Estate	2
Global Markets	1
Administration and subsidiaries	3
Mitsubishi UFJ Securities:
Sales Marketing Business Unit	5
Global Investment Banking Business Unit	0
Global Markets Business Unit	1
International Business Unit	1
Corporate Center and Others	2
Mitsubishi UFJ NICOS:
Business Marketing Division	2
Credit Risk Management & Risk Assets Administration Division	2
Operations Division	1
Systems Division	0
Corporate Division	0
Others	2

100%

Location
Bank of Tokyo-Mitsubishi UFJ:
Japan	45%
United States	15
Europe	2
Asia/Oceania excluding Japan	8
Other areas	1
Mitsubishi UFJ Trust and Banking Corporation:
Japan	12
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities:
Japan	9
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	5
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	2

100%

Most of our employees are members of our employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.

E.	Share Ownership

The information required by this item is set forth in “—B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

Common Stock

As of March 31, 2010, we had 776,669 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2010, and the number and the percentage of such shares held by them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Japan Trustee Services Bank, Ltd. (Trust account)(1)	847,661,900	5.99%
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	629,455,000	4.44
Nippon Life Insurance Company	285,603,153	2.01
The Bank of New York Mellon as Depositary Bank for DR Holders(2)	275,722,684	1.94
State Street Bank and Trust Company	217,214,650	1.53
Japan Trustee Services Bank, Ltd. (Trust account 9)(1)	210,368,800	1.48
SSBT OD05 Omnibus Account China Treaty Clients	180,960,350	1.27
Meiji Yasuda Life Insurance Company(3)	175,000,000	1.23
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	162,305,975	1.14
Toyota Motor Corporation	149,263,153	1.05

Total	3,133,555,665	22.14%

Notes:
(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	An owner of record for our American depositary shares.
(3)	These shares are those held in a pension trust account with The Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Meiji Yasuda Life Insurance Company.

As of March 31, 2010, 411,618 shares, representing less than 0.01% of our outstanding common stock, were held by our directors and corporate auditors. Our major shareholders do not have different voting rights.

As of March 31, 2010, 1,958,941,291 shares, representing 13.84% of our outstanding common stock, were owned by 352 US shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 275,722,684 shares, or 1.94%, of our issued common stock.

Preferred Stock

No holder of our preferred stock has the right to vote at a general meeting of shareholders, except:

•	from the commencement of our ordinary general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to such meeting; or

•	from the close of any ordinary general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at such meeting;

in each case, unless and until such time as a resolution of an ordinary general meeting of shareholders declaring a preferred dividend is passed.

Holders of our preferred stock are entitled to vote at a meeting separately held for their respective classes of preferred stock in accordance with the Company Law. A resolution of a separate meeting of class shareholders is required for the following actions, but only if the action is likely to prejudice the interests of the relevant class shareholders:

•

an amendment to our articles of incorporation to (a) create a new class of shares, (b) change the terms of shares, or (c) increase the total number of authorized shares or the total number of authorized shares of a class of stock, except in some cases, such as an amendment to change a class of stock to callable stock, the resolution of, or the unanimous consent from, relevant class shareholders is required, regardless of whether the action is likely to prejudice their interests;

•	a consolidation of shares;

•	a share split;

•	an allotment of shares to our existing shareholders;

•	an allotment of stock acquisition rights to our existing shareholders; and

•	a merger, corporate split, stock for stock exchange, or stock for stock transfer.

Class 11 preferred stock is convertible into shares of our common stock as described in “Item 10.B. Additional Information—Memorandum and Articles of Association.”

The shareholders of our preferred stock, appearing on the register of shareholders as of March 31, 2010, and the number and the percentage of such shares held by them, were as follows:

First series of class 3 preferred stock

Name	Number of shares held	Percentage of total shares in issue
Tokio Marine & Nichido Fire Insurance Co., Ltd.	40,000,000	40%
Meiji Yasuda Life Insurance Company	40,000,000	40
Nippon Life Insurance Company	20,000,000	20

Total	100,000,000	100%

The outstanding shares of the first series of class 3 preferred stock were redeemed as of April 1, 2010. First series of class 5 preferred stock
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

In May 2010, pursuant to definitive agreements entered into in March 2010, we and Morgan Stanley formed two joint ventures in Japan by contributing and integrating the investment banking and securities businesses conducted by our respective securities subsidiaries in Japan. We also made a cash payment of ¥26 billion to Morgan Stanley at closing of the transaction (subject to certain post-closing cash adjustments). We currently hold an approximately 20% interest (on a fully diluted basis) in Morgan Stanley, and a member of our senior management currently serves on the board of directors of Morgan Stanley. See “Item 4.B. Information on the Company—Business Overview” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2010, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

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

Distributions

Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. On June 29, 2010, we paid year-end dividends in the amount of ¥6 per share of common stock for the fiscal year ended March 31, 2010.

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

	Price per share on the TSE		Price per ADS on the NYSE
	High	Low	High	Low
	(yen)		(US$)
Fiscal year ended March 31, 2006	1,810	873	15.54	7.95
Fiscal year ended March 31, 2007	1,950	1,260	16.75	11.01
Fiscal year ended March 31, 2008	1,430	782	11.72	7.95
Fiscal year ended March 31, 2009
First quarter	1,173	856	11.11	8.66
Second quarter	1,036	741	9.67	6.87
Third quarter	946	427	9.14	4.50
Fourth quarter	590	377	6.34	3.71
Fiscal year ended March 31, 2010
First quarter	699	470	6.84	4.79
Second quarter	624	475	6.53	5.32
Third quarter	523	437	5.78	4.89
Fourth quarter	506	443	5.54	4.91
February	482	443	5.39	4.94
March	504	453	5.41	5.06
Fiscal year ending March 31, 2011
April	520	481	5.56	5.16
May	480	435	5.26	4.76
June	449	399	4.93	4.48
July	440	396	5.05	4.52
August (through August 9)	439	425	5.06	4.91

Note:	The amounts in this table prior to 2007 have been adjusted to reflect the 1,000-for-one stock split of our common stock, effective as of September 30, 2007.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

As of June 29, 2010, our authorized common share capital was comprised of 33,000,000,000 shares of common stock with no par value.

As of March 31, 2010, a total of 14,148,414,920 shares of common stock (including 21,069,229 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.

As of June 29, 2010, we were authorized to issue 920,001,000 shares of preferred stock, including 120,000,000 shares of class 3 preferred stock, 400,000,000 shares of each of the first to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares), and 1,000 shares of class 11 preferred stock. As of March 31, 2010, we had 100,000,000 shares of class 3 preferred stock, 156,000,000 shares of first series class 5 preferred stock, and 1,000 shares of class 11 preferred stock issued and outstanding. The outstanding shares of the first series of class 3 preferred stock were redeemed on April 1, 2010.

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

On the other hand, holders of certain class of preferred stock shall be entitled to a voting right for each unit of preferred stock held under certain conditions provided for by relevant laws or regulations and our Articles of Incorporation, for example, when a proposal to pay the full amount of preferential dividends on any class of preferred stock in compliance with the terms of such preferred stock is not included in the agenda of the relevant shareholders meeting. See “—Preferred Stock.”

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

•	the removal of a corporate auditor;

•	the exemption from liability of a director or corporate auditor, with certain exceptions;

•	a reduction in stated capital with certain exceptions in which a shareholders’ resolution is not required;

•	a distribution of in-kind dividends which meets certain requirements;

•	the transfer of the whole or an important part of our business, except in some limited circumstances;

•	the acquisition of the whole business of another company, except in some limited circumstances;

•	a dissolution, merger or consolidation, except for certain types of mergers;

•	a stock-for-stock exchange (kabushiki-kokan) or stock-for-stock transfer (kabushiki-iten), except in some limited circumstances; and

•	a corporate split, except in some limited circumstances.

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

Transfer Agent

MUTB is the transfer agent for our common stock. The office of MUTB for this purpose is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan. MUTB maintains our register of shareholders. MUTB maintained our register of lost share certificates until January 5, 2010, as required by the New Share Settlement Law.

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

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our repurchased shares by a resolution of our board of directors. As of March 31, 2010, we (excluding our subsidiaries) owned 426,985 shares of treasury stock.

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

General

As of March 31, 2010, we were authorized under our Articles of Incorporation to issue five classes of preferred stock totaling 920,001,000 shares of preferred stock, including 120,000,000 shares of class 3 preferred stock, 400,000,000 shares of each of the first to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares) and 1,000 shares of class 11 preferred stock. Our preferred stock has equal preference over our shares of common stock with respect to dividend entitlements and distribution of assets upon our liquidation. However, holders of shares of our preferred stock are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our Articles of Incorporation. As of March 31, 2010, 100,000,000 shares of class 3 preferred stock, 156,000,000 shares of first series class 5 preferred stock and 1,000 shares of class 11 preferred stock had been outstanding, but there were no shares of class 6 or 7 preferred stock outstanding. The outstanding shares of the first series of class 3 preferred stock were redeemed as of April 1, 2010. We may, at any time, following necessary authorization as described in the first paragraph under “Repurchase of Our Shares,” purchase and cancel, at fair value, any shares of preferred stock outstanding out of the distributable amount.

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

Preferred Dividends

In priority to the payment of dividends to holders of our common stock, the amount of preferred dividends payable each fiscal year for each class of our preferred stock is set forth below:

•	class 3 preferred stock: ¥60.00 per share as set by the resolution of our board of directors dated January 27, 2005 and amended to reflect the stock split pursuant to our Articles of Incorporation;

•	first series of class 5 preferred stock: ¥115.00 per share;

•	second to fourth series of class 5 preferred stock: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥250.00 per share;

•	first to fourth series of class 6 preferred stock: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125.00 per share;

•	first to fourth series of class 7 preferred stock: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125.00 per share; and

•	class 11 preferred stock: ¥5.30 per share.

In the event that our board of directors decides to pay an interim dividend to holders of record of our common stock as of September 30 of any year, we will, in priority to the payment of that interim dividend, pay a preferred interim dividend in the amount specified in our Articles of Incorporation to holders of record of our preferred stock as of September 30 of the same year. The amount of any preferred interim dividend will be deducted from the preferred dividend payable on the relevant class of our preferred stock for the same fiscal year.

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

Fees and Expenses

See “Item 12.D. Description of Securities Other than Equity Securities—American Depositary Shares.”

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

“Foreign investors” are defined as:

•	non resident individuals;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

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

Japanese Taxation

The following sets forth the material Japanese tax consequences to owners of shares of our common stock or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable, which we refer to as “non-resident holders” in this section. The statements regarding Japanese tax laws below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date of this Annual Report and are subject to changes in the applicable Japanese laws, double taxation treaties, conventions or agreements or interpretations thereof occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident and any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

For the purpose of Japanese tax law and the Tax Convention (as defined below), a US holder of ADSs will be treated as the owner of the shares of our common stock underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of shares of our common stock or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before December 31, 2011 pursuant to Japanese tax law. After such date, the maximum withholding rate for US holders (as defined below), which is generally set at 10% of the gross amount distributed, shall be applicable pursuant to the Tax Convention (as defined below).

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

Non-resident holders of shares who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares of our common stock or ADSs by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide this application service for the non-resident holders. Non-resident holders who do not submit an application in advance will generally be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

Gains derived from the sale or other disposition of shares of our common stock or ADSs by a non-resident holder are not, in general, subject to Japanese income or corporation taxes or other Japanese taxes.

Any deposits or withdrawals of shares of our common stock by a non-resident holder in exchange for ADSs are not subject to Japanese income or corporation tax.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired shares of our common stock or ADSs as legatee, heir or donee, even if none of the individual, the decedent or the donor is a Japanese resident.

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

Special adverse US federal income tax rules apply if a US holder holds shares or ADSs of a company that is treated as a “passive foreign investment company” (a “PFIC”) for any taxable year during which the US holder held shares or ADSs, as discussed in more detail below. US holders should consult their own tax advisors as to the potential application of the PFIC rules to their ownership and disposition of shares or ADSs.

Taxation of Dividends

Subject to the application of the PFIC rules discussed below, US holders will include the gross amount of any distribution received with respect to shares or ADSs (before reduction for Japanese withholding taxes), to the extent paid out of the current or accumulated earnings and profits (as determined for US federal income tax purposes) of MUFG, as ordinary income in their gross income. As discussed below, for certain US holders, dividends may be eligible for a reduced rate of taxation. The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a US holder will not be eligible for the

“dividends-received deduction” allowed to US corporations in respect of dividends received from other US corporations. To the extent that an amount received by a US holder exceeds such holder’s allocable share of our current earnings and profits, such excess will be applied first to reduce such holder’s tax basis in its shares or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares or ADSs. Then, to the extent such distribution exceeds such US holder’s tax basis, such excess will be treated as capital gain. However, MUFG does not maintain calculations of its earnings and profits in accordance with US federal income tax principles, and US holders should therefore assume that any distribution by MUFG with respect to shares or ADSs will constitute ordinary dividend income. The amount of the dividend will be the US dollar value of the Japanese yen payments received. This value will be determined at the spot Japanese yen/US dollar rate on the date the dividend is received by the depositary in the case of US holders of ADSs, or by the shareholder in the case of US holders of shares, regardless of whether the dividend payment is in fact converted into US dollars at that time. If the Japanese yen received as a dividend are not converted into US dollars on the date of receipt, a US holder will have basis in such Japanese yen equal to their US dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the Japanese yen will generally be treated as US source ordinary income or loss. If the Japanese yen received as a dividend are converted into US dollars on the date of receipt, a US holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income.

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

Passive Foreign Investment Company Considerations

Special adverse US federal income tax rules apply if a US holder holds shares or ADSs of a company that is treated as a PFIC, for any taxable year during which the US holder held shares or ADSs. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average fair market value of its assets (determined quarterly) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents and certain gains from the sale of stock and securities. If a foreign corporation owns at least 25% (by value) of the stock of another corporation, the corporation will be treated, for purposes of the PFIC tests, as owning a proportionate share of the other corporation’s assets and receiving its proportionate share of the other corporation’s income. The determination of whether a foreign corporation is a PFIC is made annually.

Proposed Treasury regulations convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. Based upon these proposed Treasury regulations and upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ending March 31, 2010 and do not expect to be a PFIC in the current or future years. However, there can be no assurance that the described proposed Treasury regulations will be finalized in their current form and the application of the proposed Treasury regulations is not clear. Moreover, the determination of whether MUFG is a PFIC is based upon, among other things, the composition of our income and assets and the value of our assets from time to time and is made annually. Accordingly, it is possible that MUFG may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. In addition, a decrease in the price of our shares may also result in MUFG becoming a PFIC. If MUFG were classified as a PFIC in any year during which a US holder owns shares or ADSs and the US holder does not make a “mark-to-market” election, as discussed below, MUFG generally would continue to be treated as a PFIC as to such US holder in all succeeding years, regardless of whether MUFG continues to meet the income or asset test discussed above.

If MUFG were classified as a PFIC for any taxable year during which a US holder holds our shares or ADSs, the US holder would generally not receive capital gains treatment upon the sale of the shares or ADSs and would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of the shares or ADSs or upon the receipt of certain distributions treated as “excess distributions,” unless the US holder makes the mark-to-market election described below. An excess distribution generally would be any distribution to a US holder with respect to shares or ADSs during a single taxable year that is greater than 125% of the average annual distributions received by a US holder with respect to shares or ADSs during the three preceding taxable years or, if shorter, during the US holder’s holding period for the shares or ADSs.

Mark-to-Market Election.    If the shares or ADSs are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such shares or ADSs would constitute “marketable stock” for purposes of the PFIC rules, and a US holder would not be subject to the foregoing PFIC rules if such holder made a mark-to-market election. After making such an election, the US holder generally would include as ordinary income each year during which the election is in effect and during which MUFG is a PFIC the excess, if any, of the fair market value of MUFG shares or ADSs at the end of the taxable year over such holder’s adjusted basis in such shares or ADSs. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A US holder also would be allowed to take an ordinary loss in respect of the excess, if any, of the holder’s adjusted basis in MUFG shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A US holder’s tax basis in MUFG shares or ADSs would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the shares or ADSs cease to qualify as “marketable stock” for purposes of the PFIC rules or the Internal Revenue Service consented to the revocation of the election. In the event that MUFG is classified as a PFIC, US holders are urged to consult their tax advisors regarding the availability of the mark-to-market election, and whether the election would be advisable in the holder’s particular circumstances.

QEF Election.    The PFIC rules outlined above also would not apply to a US holder if such holder alternatively elected to treat MUFG as a “qualified electing fund” or “QEF”. An election to treat MUFG as a QEF will not be available, however, if MUFG does not provide the information necessary to make such an election. MUFG will not provide US holders with the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to our shares.

Notwithstanding any election made with respect to MUFG shares, dividends received with respect to MUFG shares will not constitute “qualified dividend income” if MUFG is a PFIC in either the year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate described above in “—Taxation of Dividends.” Instead, such dividends would be subject to tax at ordinary income rates.

If a US holder owns shares or ADSs during any year in which MUFG is a PFIC, the US holder must also file IRS Form 8621 regarding distributions received on the shares or ADSs, any gain realized on the shares or

ADSs, and any “reportable election” in accordance with the instructions to such form. In addition, under recently enacted legislation, each US shareholder of a PFIC is required to file such annual information as is specified by the U.S. Treasury Department, which has not yet enacted regulations or other authority specifying what information must be filed. US holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of holding Offered Shares if the Company were considered a PFIC in any taxable year.

Taxation of Capital Gains

Subject to the application of the PFIC rules discussed above, upon a sale or other disposition of shares or ADSs, a US holder will recognize a gain or loss in an amount equal to the difference between the US dollar value of the amount realized and the US holder’s tax basis, determined in US dollars, in such shares or ADSs. Such gains or losses will be capital gains or losses and will be long-term capital gains or losses if the US holder’s holding period for such shares or ADSs exceeds one year. A US holder’s adjusted tax basis in its shares or ADSs will generally be the cost to the holder of such shares or ADSs. Any such gains or losses realized by a US holder upon disposal of the shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations under the Code.

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

In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. holders who are individuals that hold certain foreign financial assets (which may include our shares or ADSs) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our shares and ADSs.

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

Numerous changes in our business environment have occurred as a result of globalization of the financial industry, the advancement of information technology and changes in economic conditions. We aim to be a global and comprehensive financial group encompassing leading commercial and trust banks, and securities firms in Japan. Risk management plays an increasingly important role as the risks faced by financial groups such as us increase in scope and variety.

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

Risk Management System

We have adopted an integrated risk management system to promote close cooperation among the holding company and group companies. The holding company and the major subsidiaries (which include The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, and Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD) each appoint a Chief Risk Management Officer and establish an independent risk management division. At the Risk Management Committees, our management members discuss and dynamically manage various types of risks from both qualitative and quantitative perspectives. The board of directors determines risk management policies for various types of risk based on the discussions held by these committees.

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

The Basel Committee of Banking Supervision has proposed revisions to Basel II in response to the recent global financial crisis. We intend to continue to monitor discussions and other developments relating to the proposed revisions.

Credit Risk Management

Credit risk is the risk of losses due to deterioration in the financial condition of a borrower. We have established risk management systems to maintain asset quality, manage credit risk exposure and achieve earnings commensurate with risk.

Our major banking subsidiaries (which include BTMU and MUTB) apply a uniform credit rating system for asset evaluation and assessment, loan pricing, and quantitative measurement of credit risk. This system also underpins the calculation of capital requirements and management of credit portfolios. We continually seek to upgrade credit portfolio management, or CPM, expertise to achieve an improved risk-adjusted return based on the Group’s credit portfolio status and flexible response capability to economic and other external changes.

Credit Risk Management System

The credit portfolios of our major banking subsidiaries are monitored and assessed on a regular basis by the holding company to maintain and improve asset quality. A uniform credit rating and asset evaluation and assessment system is used to ensure timely and proper evaluation of all credit risks.

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
[1] Borrower who has problems meeting financial obligations (e.g., principal repayments or interest payments in arrears)
[2] Borrower whose business performance is poor or unsteady, or in an unfavorable financial condition
[3] Borrower who has problems with loan conditions (e.g., interest rates have been reduced or deferred)
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

When quantifying credit risk amounts using the internal models, MUFG and its major banking subsidiaries consider various parameters, including probability of default, or PD, loss given default, or LGD, and exposure at default, or EAD, used in their borrower ratings, facility risk ratings and pool assignments as well as any credit concentration risk in particular borrower groups or industry sectors. MUFG and its major banking subsidiaries also share credit portfolio data in appropriate cases.

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

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks as of March 31, 2010 was subject to a variation of approximately ¥4.2 billion when TOPIX index moves one point in either direction.

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

Market Risk Management System

We have adopted an integrated system to manage market risk from our trading and non-trading activities. The holding company monitors group-wide market risk, while each of the major subsidiaries manages its market risks on a consolidated and global basis.

At each of the major subsidiaries, checks and balances are maintained through a system in which back and middle offices operate independently from front offices. In addition, separate Asset-Liability Management, or

ALM Committee, ALM Council and Risk Management Meetings are held at each of the major subsidiaries every month to deliberate important matters related to market risk and control.

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

As part of our market risk management activities, we use certain derivative financial instruments to manage our interest rate and currency exposures. We maintain an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. We enter into interest rate swaps and other contracts as part of our interest rate risk management strategy primarily to alter the interest rate sensitivity of our loans, investment securities and deposit liabilities. Our principal objectives in risk management include asset and liability management. Asset and liability management is viewed as one of the methods for us to manage our interest rate exposures on interest-bearing assets and liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow us to effectively manage our interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. We enter into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance-sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

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

To measure market risks, MUFG uses the VaR method which estimates changes in the market value of portfolios within a certain period by statistically analyzing past market data. Since the daily variation in market risk is significantly greater than that in other types of risk, MUFG measures and manages market risk using VaR on a daily basis.

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

Summaries of Market Risks (Fiscal Year Ended March 2010)

Trading activities

The aggregate VaR for our total trading activities as of March 31, 2010 was ¥17.06 billion, comprising interest-rate risk exposure of ¥18.08 billion, foreign exchange risk exposure of ¥4.05 billion, and equity-related risk exposure of ¥1.94 billion. Compared with the VaR as of March 31, 2009, we experienced a slight decrease in market risk during the fiscal year ended March 31, 2010, primarily due to increased diversification effect, though our exposure to interest rate risk increased.

Our average daily VaR for the fiscal year ended March 31, 2010 was ¥18.02 billion. Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 66%, foreign exchange risk for approximately 21% and equity-related risk for approximately 12% of our total trading activity market risks.

Due to the nature of trading operations which involves frequent changes in trading positions, market risk varied substantially during the fiscal year, depending on our trading positions.

The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2008—March 31, 2009	Average	Maximum(1)	Minimum(1)	Mar 31, 2009
	(in billions)
MUFG	¥16.36	¥27.73	¥8.68	¥17.29
Interest rate	14.25	26.76	7.32	15.98
Yen	8.82	15.60	3.69	9.16
Dollars	5.49	9.70	1.12	6.97
Foreign exchange	4.84	11.89	0.97	3.78
Equities	1.78	4.49	0.74	2.26
Commodities	0.32	0.74	0.06	0.21
Less diversification effect	(4.83)	—	—	(4.94)

April 1, 2009—March 31, 2010	Average	Maximum(1)	Minimum(1)	Mar 31, 2010
	(in billions)
MUFG	¥18.02	¥25.66	¥11.29	¥17.06
Interest rate	16.36	22.06	11.90	18.08
Yen	11.81	17.49	7.57	11.61
Dollars	6.30	11.72	3.36	11.31
Foreign exchange	5.11	10.36	1.70	4.05
Equities	2.93	8.05	0.90	1.94
Commodities	0.50	0.93	0.20	0.61
Less diversification effect	(6.88)	—	—	(7.62)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2010 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2009	¥17.95
July—September 2009	19.96
October—December 2009	18.93
January—March 2010	15.11

The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of trading business. During the fiscal year ended March 31, 2010, the revenue from our trading activities has been relatively stable, keeping positive numbers in 228 days out of 260 trading days in the period. During the same period, there were 100 days with positive revenue exceeding ¥1 billion and 3 days with negative revenue exceeding minus ¥1 billion.

Non-trading Activities

The aggregate VaR for our total non-trading activities as of March 31, 2010, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥455.7 billion. Market risks related to interest rates equaled ¥430.9 billion and equities-related risks equaled ¥147.1 billion. Compared with the VaR for MUFG at March 31, 2009, the decrease in the overall market risk was ¥47.6 billion. Market risks related to interest rates decreased ¥41.4 billion. Equity related risks increased ¥88.8 billion.

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 75% of our total non-trading activity market risks. Looking at a breakdown of interest rate related risk by currency, at March 31, 2010, the yen accounted for approximately 36% while the US dollar accounted for approximately 51%.

The following table shows the VaR related to our non-trading activities by risk category for the fiscal year ended March 31, 2010:

April 1, 2009—March 31, 2010	Average	Maximum(1)	Minimum(1)	Mar 31, 2010
	(in billions)
Interest rate	¥439.0	¥472.7	¥414.8	¥430.9
Yen	160.0	195.6	136.9	183.3
Dollars	293.5	333.3	254.4	263.6
Foreign exchange	0.4	1.2	0.0	0.1
Equities	83.1	147.1	56.0	147.1
Total(1)	467.1	502.6	442.6	455.7

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall for each category and in total were taken from different days. The equities-related risk figures do not include market risk exposure from our strategic equity portfolio. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2010 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2009	¥475.54
July—September 2009	470.78
October—December 2009	463.88
January—March 2010	458.24

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2010 against that as of March 31, 2009, there were a 7 percentage point increase in Japanese yen from 29% to 36%, a 11 percentage point decrease in US dollar from 62% to 51%, and a 6 percentage point increase in Euro from 7% to 13%.

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

Actual losses never exceeded VaR in the fiscal year ended March 31, 2010. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.

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

The holding company and the major subsidiaries conduct stress testing on a daily, monthly and quarterly basis to monitor their overall portfolio risk by applying various scenarios. For example, daily stress testing at the holding company estimates maximum potential losses in each market on the current trading portfolio based on the worst ten-day historical volatility recorded during the VaR observation period of 701 days.

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

Operational Risk Management

Operational risk refers to the risk of loss caused by either internal control issues, such as inadequate operational processes or misconduct, system failures, or external factors such as serious political instability, major terrorist activity, health epidemics and natural disasters. The term includes a broad range of risks that could lead to losses, including operations risk, information asset risk, reputation risk, legal risk, and tangible asset risk. These risks that comprise operational risk are referred to as sub-category risks.

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

Despite these measures, some of our Group companies have recently received administrative orders from government authorities in Japan and abroad. We view these actions with the deepest concern. We continue to work to ensure an appropriate compliance structure in Japan and abroad across the MUFG Group to enable sound and appropriate business management.

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

The following diagram summarizes our compliance framework:

Internal Reporting System and Accounting Auditing Hotline

The major subsidiaries have established internal reporting systems that aim to identify compliance issues early so that any problems can be quickly rectified. This system includes an independent external compliance hotline. Furthermore, the holding company has set up an MUFG Group Compliance Helpline that acts in parallel with group-company internal reporting systems and provides a reporting channel for directors and employees of group companies.

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

Group Internal Audit Framework

The board of directors at the holding company level has instituted MUFG’s internal audit policy to define the policy, function and organizational position of internal audits. Separate internal audit divisions have been created within the holding company and certain subsidiaries. Through close cooperation and collaboration among the internal audit divisions in each of these subsidiaries, these internal audit divisions provide coverage for the entire group and also support the board of directors in monitoring and overseeing all MUFG operations.

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

The Independence of Internal Audit Divisions

To strengthen the respective boards of directors’ monitoring and supervision of operational execution status and to enhance the independence of the internal audit divisions, the holding company and the major subsidiaries have established internal audit and compliance committees. These committees receive reports from the internal audit divisions on important matters, including the results of all internal audits and basic policies for planning internal audits. The deliberations of the internal audit and compliance committees concerning such matters are then reported to the respective boards of directors.

Item 12.	Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees, charges and other payments relating to ADSs

As a holder of our ADSs, you will be required to pay to The Bank of New York Mellon, as depositary for the ADSs, or the “Depositary,” either directly or indirectly, the following fees or charges. The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.

ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property Each cancellation of an ADS, including if the agreement terminates

$0.02 (or less) per ADSs	Any cash distribution, to the extent permitted by any securities exchange on which the ADSs may be listed for trading

A fee equivalent to the fee that would be payable if securities distributed to the ADR holder had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders

Registration or transfer fees	Transfer and registration of shares on the share register of the foreign registrar from your name to the name of The Bank of New York Mellon or its agent when you deposit or withdraw shares

Expenses of The Bank of New York Mellon	Conversion of foreign currency to US dollars cable, telex and facsimile transmission expenses

Taxes and other governmental charges The Bank of New York Mellon or BTMU, as custodian, have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Fees Waived by the Depositary for the Fiscal Year Ended March 31, 2010

For the fiscal year ended March 31, 2010, the Depositary waived $136,223.47 of standard out-of-pocket maintenance costs for the ADRs, which consisted of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls.

Fees Waived by the Depositary for Future Periods

The Depositary has agreed to waive the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls.

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

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2010.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2010 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2010.

The effectiveness of our internal control over financial reporting as of March 31, 2010 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 162.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there has been no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The MUFG Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the MUFG Group’s internal control over financial reporting based on our audit.

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

In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the MUFG Group as of March 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity from nonowner sources, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2010 (all expressed in Japanese Yen) and our report dated August 16, 2010 expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to (i) the restatement of the consolidated statements of cash flows for the fiscal years ended March 31, 2008 and 2009 discussed in Note 35 to the consolidated financial statements, (ii) the restatements discussed in Notes 5 and 7 to the consolidated financial statements, and (iii) the changes in methods of accounting for (a) uncertainty in income taxes, (b) leveraged leases, (c) defined benefit pension and other post retirement plans, (d) fair value measurements, (e) fair value option for financial assets and financial liabilities, (f) noncontrolling interests, and (g) other-than-temporary impairments on investment securities all described in Note 1 to the consolidated financial statements.

/s/ Deloitte Touche Tohmatsu LLC

DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

August 16, 2010

Item 16A.	Audit Committee Financial Expert.

Our board of corporate auditors has determined that Mr. Tsutomu Takasuka is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the listing standards of the New York Stock Exchange. Mr. Takasuka, a corporate auditor, has spent most of his business career auditing Japanese corporations as a certified public accountant and was a professor at Bunkyo Gakuin University from April 2004 to March 31, 2010. Mr. Takasuka is an “outside corporate auditor” under Japanese law.

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

A copy of the sections of our ethical framework and code of conduct, compliance rules, compliance manual, and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B. of Form 20-F) is attached as Exhibit 11 to this Annual Report. There were no material changes to the code of ethics from the previous code of ethics. For a detailed discussion of our current compliance structure, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Compliance.” No waivers of the ethical framework and code of conduct, compliance rules, compliance manual and rules of employment have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ended March 31, 2010.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu LLC

The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent auditor, for the fiscal years ended March 31, 2009 and 2010 are presented in the following table:

	2009	2010
	(in millions)
Audit fees	¥5,524	¥5,100
Audit-related fees	700	210
Tax fees	213	252
All other fees	44	39

Total	¥6,481	¥5,601

The description of our fees billed for each category described above is as follows:

Audit fees—Audit fees are primarily for annual audit of our financial statements, review of our semi-annual condensed financial statements, statutory audit of our financial statements and audits of our subsidiary financial statements and attestation services relating to the internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act.

Audit-related fees—Audit-related fees primarily include accounting consultations, agreed upon procedures on internal controls, employee benefit plan audit, and advisory services relating to the internal control reviews.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were less than 0.1% of the total fees for each of the fiscal years ended March 31, 2009 and 2010.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2009	9,690	¥511.34	—	—
May 1 to May 31, 2009	6,327	592.50	—	—
June 1 to June 30, 2009	5,763	618.44	—	—
July 1 to July 31, 2009	6,251	570.34	—	—
August 1 to August 31, 2009	5,568	586.28	—	—
September 1 to September 30, 2009	3,155	554.45	—	—
October 1 to October 31, 2009	2,900	476.15	—	—
November 1 to November 30, 2009	355,622	488.45	—	—
December 1 to December 31, 2009	56,738	472.18	—	—
January 1 to January 31, 2010	23,161	476.02	—	—
February 1 to February 28, 2010	13,315	461.21	—	—
March 1 to March 31, 2010	12,264	460.79	—	—

Total	500,754	¥490.34	—	—

Note:
(1)	All of the purchased shares were shares constituting less than one unit (100 shares) purchased from registered holders of such shares at the current market price of those shares.

We did not make any purchases of our shares other than the above for the fiscal year ended March 31, 2010.

Item 16F.	Change in Registrant’s Certifying Accountant.

None.

Item 16G.	Corporate Governance.

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

As of July 31, 2010, MUFG has three outside directors as members of its board of directors. For companies employing the corporate auditor system such as MUFG, the task of overseeing the management of the company is assigned to the corporate auditors as well as the board of directors. At least half of the corporate auditors are required to be an “outside corporate auditor” as defined below.

Under the Company Law, an “outside director” is defined as a director who has not served as an executive director (gyomu shikko torishimariyaku), executive officer (shikkoyaku), manager (shihainin) or any other type of employee of the relevant company or any of its subsidiaries prior to his or her appointment.

For MUFG and other large Japanese companies employing a corporate governance system based on a board of corporate auditors, the Company Law has no independence or similar requirement with respect to directors. In December 2009, the Tokyo Stock Exchange adopted a new rule requiring listed companies, including MUFG, to identify at least one individual who the company believes will unlikely have a conflict of interests with general shareholders and have such individual serve as an independent director or corporate auditor.

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

The Company Law requires companies having a board of corporate auditors, including MUFG, to elect at least three corporate auditors through a resolution adopted at a general meeting of shareholders. At least half of the corporate auditors must be an “outside corporate auditor,” which is defined as a corporate auditor who has not served as a director, account assistant, executive officer (shikkoyaku), manager (shihainin), or any other employee of the relevant company or any of its subsidiaries.

As of July 31, 2010, MUFG had five corporate auditors, three of whom are outside corporate auditors.

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

Under the Company Law, the Financial Instruments and Exchange Law of Japan and applicable stock exchange rules, Japanese companies, including MUFG, are not obliged to adopt and disclose corporate governance guidelines or a code of business conduct and ethics for directors, officers and employees. In order to further enhance its disclosure, however, MUFG has decided to disclose the details of its corporate governance in its Annual Securities Report and related disclosure reports.

MUFG has also adopted a code of ethics, compliance rules and a compliance manual which it believes are compliant with the requirements for a Code of Ethics as set forth under Section 406 of the Sarbanes-Oxley Act. MUFG has disclosed the relevant sections of its code of ethics, compliance rules and compliance manual as an exhibit to this Annual Report. No exemptions from MUFG’s code of ethics, compliance rules or compliance manual were granted to its directors or executives during the fiscal year ended March 31, 2010.

7. A NYSE-listed US company must hold regularly scheduled executive sessions where participants are limited to non-management directors.

Under the Company Law, Japanese corporations are not obliged to hold executive sessions where participants are limited to non-management directors. Such executive sessions are also not required under MUFG’s internal corporate governance rules.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit	Description
1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English translation)*

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006. (English translation)**

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 31, 2006. (English translation)**

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English Translation)*

2(a)	Form of American Depositary Receipt.**

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.**

4(a)	Agreement and Plan of Merger among UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub, dated as of August 18, 2008.***

4(b)	Securities Purchase Agreement dated as of September 29, 2008 by and between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc., the first amendment thereto entered into on October 3, 2008, the second amendment thereto entered into on October 8, 2008 and the third amendment thereto entered into on October 13, 2008, and Amended Certificate of Designations of Preferences and Rights of the 10% Series B Non-Cumulative Non-Voting Perpetual Convertible Preferred Stock ($1,000 Liquidation Preference per Share) of Morgan Stanley and Certificate of Designations of Preferences and Rights of the 10% Series C Non-Cumulative Non-Voting Perpetual Preferred Stock ($1,000 Liquidation Preference per Share) of Morgan Stanley.*

4(c)	Investor Agreement dated as of October 13, 2008 by and between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc., and the first amendment thereto entered into on October 27, 2008.*

4(d)	Registration Rights Agreement dated as of October 13, 2008 by and between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.*

4(e)	Integration and Investment Agreement, dated as of March 30, 2010, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

Exhibit	Description
11	Ethical framework and code of conduct, compliance rules, compliance manual and rules of employment of Mitsubishi UFJ Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)****

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of independent registered public accounting firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 2, 2009.
**	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 28, 2006.
***	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 19, 2008.
****	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 21, 2007.

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

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc., or MTFG, merged with UFJ Holdings, Inc. with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to Mitsubishi UFJ Financial Group, Inc., or MUFG. Numbers as of March 31, 2006 reflect the financial position of MUFG and its subsidiaries, or the MUFG Group, while numbers for the fiscal year ended March 31, 2006 comprised the results of the MTFG Group for the six months ended September 30, 2005 and the results of the MUFG Group from October 1, 2005 to March 31, 2006. Numbers as of and for the fiscal years ended March 31, 2007, 2008, 2009 and 2010 reflect the financial position and results of the MUFG Group.

I. Distribution	of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2008, 2009 and 2010. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2008			2009			2010
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥715,565	¥27,905	3.90%	¥644,550	¥11,900	1.85%	¥894,396	¥4,177	0.47%
Foreign	7,161,894	230,639	3.22	5,103,530	112,932	2.21	3,734,585	22,520	0.60

Total	7,877,459	258,544	3.28	5,748,080	124,832	2.17	4,628,981	26,697	0.58

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	6,755,706	46,405	0.69	5,264,909	30,626	0.58	5,051,284	9,240	0.18
Foreign	7,357,362	262,170	3.56	6,846,958	248,114	3.62	6,062,075	26,324	0.43

Total	14,113,068	308,575	2.19	12,111,867	278,740	2.30	11,113,359	35,564	0.32

Trading account assets:
Domestic	4,347,140	66,046	1.52	7,305,737	72,511	0.99	7,601,584	56,612	0.74
Foreign	2,629,800	44,302	1.68	13,556,131	388,023	2.86	12,721,988	251,346	1.98

Total	6,976,940	110,348	1.58	20,861,868	460,534	2.21	20,323,572	307,958	1.52

Investment securities(1):
Domestic	34,451,745	345,242	1.00	31,950,811	352,235	1.10	40,039,924	293,874	0.73
Foreign	12,012,930	553,597	4.61	2,411,191	121,092	5.02	3,855,490	179,706	4.66

Total	46,464,675	898,839	1.93	34,362,002	473,327	1.38	43,895,414	473,580	1.08

Loans(2):
Domestic	76,926,024	1,709,133	2.22	76,520,426	1,607,122	2.10	74,242,963	1,347,611	1.82
Foreign	20,109,157	1,081,372	5.38	23,638,502	951,239	4.02	21,261,004	567,094	2.67

Total	97,035,181	2,790,505	2.88	100,158,928	2,558,361	2.55	95,503,967	1,914,705	2.00

Total interest-earning assets:
Domestic	123,196,180	2,194,731	1.78	121,686,433	2,074,394	1.70	127,830,151	1,711,514	1.34
Foreign	49,271,143	2,172,080	4.41	51,556,312	1,821,400	3.53	47,635,142	1,046,990	2.20

Total	172,467,323	4,366,811	2.53	173,242,745	3,895,794	2.25	175,465,293	2,758,504	1.57

Non-interest-earning assets:
Cash and due from banks	2,901,241			2,922,401			2,846,828
Other non-interest-earning assets	23,726,071			21,240,425			18,456,550
Allowance for credit losses	(1,147,943)			(1,191,181)			(1,206,599)

Total non-interest-earning assets	25,479,369			22,971,645			20,096,779

Total assets	¥197,946,692			¥196,214,390			¥195,562,072

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields of an insignificant amount.

	Fiscal years ended March 31,
	2008			2009			2010
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥92,850,670	¥442,938	0.48%	¥95,431,983	¥381,109	0.40%	¥95,634,273	¥220,073	0.23%
Foreign	18,289,382	651,018	3.56	16,459,276	355,347	2.16	19,182,441	133,796	0.70

Total	111,140,052	1,093,956	0.98	111,891,259	736,456	0.66	114,816,714	353,869	0.31

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	11,425,960	164,593	1.44	11,263,438	89,694	0.80	10,938,556	21,632	0.20
Foreign	7,289,632	282,664	3.88	7,395,052	285,182	3.86	7,850,081	37,599	0.48

Total	18,715,592	447,257	2.39	18,658,490	374,876	2.01	18,788,637	59,231	0.32

Due to trust account—Domestic	1,653,717	8,014	0.48	1,479,736	6,843	0.46	1,683,607	6,119	0.36

Other short-term borrowings and trading account liabilities:
Domestic	7,247,750	66,893	0.92	7,289,639	82,807	1.14	6,513,029	43,840	0.67
Foreign	3,231,819	139,470	4.32	3,599,444	87,717	2.44	2,553,648	21,914	0.86

Total	10,479,569	206,363	1.97	10,889,083	170,524	1.57	9,066,677	65,754	0.73

Long-term debt:
Domestic	10,053,815	172,659	1.72	9,251,228	160,773	1.74	9,661,842	168,256	1.74
Foreign	4,109,237	158,845	3.87	3,915,063	149,917	3.83	4,138,886	121,171	2.93

Total	14,163,052	331,504	2.34	13,166,291	310,690	2.36	13,800,728	289,427	2.10

Total interest-bearing liabilities:
Domestic	123,231,912	855,097	0.69	124,716,024	721,226	0.58	124,431,307	459,920	0.37
Foreign	32,920,070	1,231,997	3.74	31,368,835	878,163	2.80	33,725,056	314,480	0.93

Total	156,151,982	2,087,094	1.34	156,084,859	1,599,389	1.02	158,156,363	774,400	0.49

Non-interest-bearing liabilities(1)	31,756,325			32,060,269			29,544,432

Total equity(1)	10,038,385			8,069,262			7,861,277

Total liabilities and equity	¥197,946,692			¥196,214,390			195,562,072

Net interest income and interest rate spread		¥2,279,717	1.19%		¥2,296,405	1.23%		¥1,984,104	1.08%

Net interest income as a percentage of total interest-earning assets			1.32%			1.33%			1.13%

Note:

(1)	Effective April 1, 2009, we adopted new guidance regarding noncontrolling interests in subsidiaries. See “Noncontrolling Interests” under “Accounting Changes” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report for the detail. As a result, we have reclassified average balances of “Non-interest-bearing liabilities” and “Total equity” for the fiscal years ended March 31, 2008 and 2009.

The percentage of total average assets attributable to foreign activities was 28.0%, 30.1% and 28.7%, respectively, for the fiscal years ended March 31, 2008, 2009 and 2010.

The percentage of total average liabilities attributable to foreign activities was 29.1%, 31.0% and 29.3%, respectively, for the fiscal years ended March 31, 2008, 2009 and 2010.

Analysis of Net Interest Income

The following table shows changes in our net interest income by changes in volume and by changes in rate for the fiscal year ended March 31, 2009 compared to the fiscal year ended March 31, 2008 and the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009.

	Fiscal year ended March 31, 2008 versus fiscal year ended March 31, 2009			Fiscal year ended March 31, 2009 versus fiscal year ended March 31, 2010
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥(1,443)	¥(14,562)	¥(16,005)	¥3,436	¥(11,159)	¥(7,723)
Foreign	(55,289)	(62,418)	(117,707)	(24,356)	(66,056)	(90,412)

Total	(56,732)	(76,980)	(133,712)	(20,920)	(77,215)	(98,135)

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	(9,629)	(6,150)	(15,779)	(1,195)	(20,191)	(21,386)
Foreign	(18,188)	4,132	(14,056)	(25,557)	(196,233)	(221,790)

Total	(27,817)	(2,018)	(29,835)	(26,752)	(216,424)	(243,176)

Trading account assets:
Domestic	29,365	(22,900)	6,465	2,834	(18,733)	(15,899)
Foreign	294,215	49,506	343,721	(22,650)	(114,027)	(136,677)

Total	323,580	26,606	350,186	(19,816)	(132,760)	(152,576)

Investment securities(2):
Domestic	(25,062)	32,055	6,993	76,330	(134,691)	(58,361)
Foreign	(442,481)	9,976	(432,505)	67,878	(9,264)	58,614

Total	(467,543)	42,031	(425,512)	144,208	(143,955)	253

Loans:
Domestic	(8,560)	(93,451)	(102,011)	(46,665)	(212,846)	(259,511)
Foreign	142,025	(272,158)	(130,133)	(88,261)	(295,884)	(384,145)

Total	133,465	(365,609)	(232,144)	(134,926)	(508,730)	(643,656)

Total interest income:
Domestic	(15,329)	(105,008)	(120,337)	34,740	(397,620)	(362,880)
Foreign	(79,718)	(270,962)	(350,680)	(92,946)	(681,464)	(774,410)

Total	¥(95,047)	¥(375,970)	¥(471,017)	¥(58,206)	¥(1,079,084)	¥(1,137,290)

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2008 versus fiscal year ended March 31, 2009			Fiscal year ended March 31, 2009 versus fiscal year ended March 31, 2010
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥10,309	¥(72,138)	¥(61,829)	¥806	¥(161,842)	¥(161,036)
Foreign	(43,261)	(252,410)	(295,671)	50,975	(272,526)	(221,551)

Total	(32,952)	(324,548)	(357,500)	51,781	(434,368)	(382,587)

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	(1,313)	(73,586)	(74,899)	(2,515)	(65,547)	(68,062)
Foreign	4,065	(1,547)	2,518	16,539	(264,122)	(247,583)

Total	2,752	(75,133)	(72,381)	14,024	(329,669)	(315,645)

Due to trust account—Domestic	(832)	(339)	(1,171)	864	(1,588)	(724)

Other short-term borrowings and trading account liabilities:
Domestic	389	15,525	15,914	(8,077)	(30,890)	(38,967)
Foreign	8,959	(60,712)	(51,753)	(20,374)	(45,429)	(65,803)

Total	9,348	(45,187)	(35,839)	(28,451)	(76,319)	(104,770)

Long-term debt:
Domestic	(13,783)	1,897	(11,886)	7,150	333	7,483
Foreign	(7,495)	(1,433)	(8,928)	8,176	(36,922)	(28,746)

Total	(21,278)	464	(20,814)	15,326	(36,589)	(21,263)

Total interest expense:
Domestic	(5,230)	(128,641)	(133,871)	(1,772)	(259,534)	(261,306)
Foreign	(37,732)	(316,102)	(353,834)	55,316	(618,999)	(563,683)

Total	¥(42,962)	¥(444,743)	¥(487,705)	¥53,544	¥(878,533)	¥(824,989)

Net interest income:
Domestic	¥(10,099)	¥23,633	¥13,534	¥36,512	¥(138,086)	¥(101,574)
Foreign	(41,986)	45,140	3,154	(148,262)	(62,465)	(210,727)

Total	¥(52,085)	¥68,773	¥16,688	¥(111,750)	¥(200,551)	¥(312,301)

Note:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.	Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2008, 2009 and 2010:

	At March 31,
	2008			2009			2010
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in millions)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥16,133,001	¥16,185,893	¥52,892	¥23,846,153	¥23,892,774	¥46,621	¥39,431,089	¥39,432,861	¥1,772
Corporate bonds	3,998,366	4,094,185	95,819	3,698,535	3,776,958	78,423	3,293,831	3,374,095	80,264
Marketable equity securities	4,009,747	5,993,883	1,984,136	3,318,143	3,937,517	619,374	2,960,293	4,417,031	1,456,738
Other securities	714,627	720,370	5,743	737,866	739,494	1,628	611,292	615,010	3,718

Total domestic	24,855,741	26,994,331	2,138,590	31,600,697	32,346,743	746,046	46,296,505	47,838,997	1,542,492

Foreign:
U.S. Treasury and other U.S. government agencies bonds	1,912,224	1,918,466	6,242	87,998	91,044	3,046	1,180,899	1,178,334	(2,565)
Other governments and official institutions bonds	1,725,342	1,752,357	27,015	97,563	99,587	2,024	159,851	166,892	7,041
Mortgage-backed securities	3,376,511	3,375,585	(926)	559,937	555,397	(4,540)	901,848	909,448	7,600
Other securities	4,706,437	4,688,562	(17,875)	347,422	297,316	(50,106)	304,761	318,205	13,444

Total foreign	11,720,514	11,734,970	14,456	1,092,920	1,043,344	(49,576)	2,547,359	2,572,879	25,520

Total	¥36,576,255	¥38,729,301	¥2,153,046	¥32,693,617	¥33,390,087	¥696,470	¥48,843,864	¥50,411,876	¥1,568,012

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥2,601,852	¥2,618,946	¥17,094	¥1,352,213	¥1,369,652	¥17,439	¥1,076,900	¥1,094,150	¥17,250
Other securities	204,181	206,437	2,256	187,015	188,789	1,774	170,704	173,569	2,865

Total domestic	2,806,033	2,825,383	19,350	1,539,228	1,558,441	19,213	1,247,604	1,267,719	20,115

Foreign:
U.S. Treasury and other U.S. government agencies bonds	4,592	5,256	664	82,491	83,892	1,401	139,039	142,086	3,047
Other governments and official institutions bonds	5,010	5,010	—	122,463	123,153	690	468,519	473,481	4,962
Other securities	24,031	24,748	717	1,068,171	1,060,960	(7,211)	1,088,639	1,144,635	55,996

Total foreign	33,633	35,014	1,381	1,273,125	1,268,005	(5,120)	1,696,197	1,760,202	64,005

Total	¥2,839,666	¥2,860,397	¥20,731	¥2,812,353	¥2,826,446	¥14,093	¥2,943,801	¥3,027,921	¥84,120

Nonmarketable equity securities presented in Other investment securities in the consolidated financial statements were primarily carried at cost of ¥513,975 million, ¥1,390,315 million and ¥1,655,812 million, at March 31, 2008, 2009 and 2010, respectively. The corresponding estimated fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles in AICPA Guides presented in Other investment securities were carried at fair value of ¥66,038 million, ¥43,809 million and ¥35,026 million, at March 31, 2008, 2009 and 2010, respectively.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2010. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥15,096,928	0.03%	¥19,104,993	0.53%	¥2,807,673	1.11%	¥2,423,267	1.45%	¥39,432,861	0.43%
Corporate bonds	524,418	0.95	2,277,930	1.11	521,420	1.12	50,327	1.66	3,374,095	1.10
Other securities	139,080	0.98	191,238	1.06	265,853	1.50	18,839	1.05	615,010	1.23

Total domestic	15,760,426	0.07	21,574,161	0.59	3,594,946	1.14	2,492,433	1.45	43,421,966	0.50

Foreign:
U.S. Treasury and other U.S. government agencies bonds	355,756	0.57	821,198	1.61	1,380	9.20	—	0.00	1,178,334	1.30
Other governments and official institutions bonds	44,065	1.61	50,319	3.38	70,538	2.41	1,970	5.39	166,892	2.52
Mortgage-backed securities	1	—	29,183	3.69	138,165	3.84	742,099	4.16	909,448	4.10
Other securities	30,866	1.13	127,979	1.90	10,211	0.94	11,500	4.05	180,556	1.85

Total foreign	430,688	0.72	1,028,679	1.78	220,294	3.28	755,569	4.16	2,435,230	2.46

Total	¥16,191,114	0.09%	¥22,602,840	0.65%	¥3,815,240	1.26%	¥3,248,002	2.08%	¥45,857,196	0.60%

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥252,382	1.14%	¥824,493	1.24%	¥25	—%	¥—	—%	¥1,076,900	1.22%
Other securities	33,384	1.47	136,323	1.42	—	—	997	1.91	170,704	1.44

Total domestic	285,766	1.18	960,816	1.27	25	—	997	1.91	1,247,604	1.25

Foreign:
U.S. Treasury and other U.S. government agencies bonds	9,302	1.62	126,968	2.61	1,940	8.20	829	8.56	139,039	2.66
Other governments and official institutions bonds	44,179	2.78	424,340	2.89	—	—	—	—	468,519	2.88
Other securities	2,749	3.78	11,365	1.50	356,844	0.90	717,681	0.67	1,088,639	0.76

Total foreign	56,230	2.64	562,673	2.80	358,784	0.94	718,510	0.68	1,696,197	1.50

Total	¥341,996	1.42%	¥1,523,489	1.83%	¥358,809	0.94%	¥719,507	0.68%	¥2,943,801	1.40%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, none of individual issuers held in our investment securities portfolio exceeded 10% of our consolidated total Mitsubishi UFJ Financial Group shareholders’ equity at March 31, 2010.

III.	Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2010. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

	At March 31,
	2006	2007	2008	2009	2010
	(in millions)
Domestic:
Manufacturing	¥10,546,566	¥10,869,329	¥11,178,924	¥12,922,822	¥12,027,795
Construction	1,835,104	1,812,454	1,728,534	1,803,541	1,427,933
Real estate(1)	11,026,786	10,432,600	10,857,072	10,436,795	12,261,588
Services(1)	7,220,040	6,902,660	6,553,980	6,750,442	3,714,148
Wholesale and retail	9,134,683	9,317,518	9,308,599	9,760,805	8,597,192
Banks and other financial institutions(2)	5,054,477	4,358,275	4,671,499	4,836,047	4,159,603
Communication and information services	1,177,137	1,167,630	1,150,438	732,652	1,339,753
Other industries	13,591,354	10,559,974	10,806,144	9,515,861	9,393,031
Consumer	20,362,015	21,954,409	21,517,672	20,542,398	19,096,832

Total domestic	79,948,162	77,374,849	77,772,862	77,301,363	72,017,875

Foreign:
Governments and official institutions	332,213	374,157	316,761	351,134	490,376
Banks and other financial institutions(2)	1,101,152	1,694,951	2,100,057	2,687,004	2,970,470
Commercial and industrial	11,776,784	13,470,223	16,189,725	17,550,544	14,252,704
Other	2,337,237	2,459,577	2,706,750	2,510,521	2,554,209

Total foreign	15,547,386	17,998,908	21,313,293	23,099,203	20,267,759

Total	95,495,548	95,373,757	99,086,155	100,400,566	92,285,634
Unearned income, unamortized premiums—net and deferred loan fees—net	11,287	(50,913)	(84,076)	(90,225)	(99,724)

Total(3)	¥95,506,835	¥95,322,844	¥99,002,079	¥100,310,341	¥92,185,910

Notes:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, loans to lease financing companies of ¥2,392,425 million is included in “Real estate” at March 31, 2010. In prior periods through March 31, 2009, the related balances had been included in “Services.”
(2)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(3)	The above table includes loans held for sale of ¥41,904 million, ¥113,580 million, ¥505,626 million, ¥119,596 million and ¥102,268 million at March 31, 2006, 2007, 2008, 2009 and 2010, respectively, which are carried at the lower of cost or estimated fair value.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2010:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥7,515,341	¥3,909,255	¥603,199	¥12,027,795
Construction	913,998	455,020	58,915	1,427,933
Real estate(1)	3,470,386	4,630,112	4,161,090	12,261,588
Services(1)	1,853,257	1,399,852	461,039	3,714,148
Wholesale and retail	5,730,517	2,570,322	296,353	8,597,192
Banks and other financial institutions	1,976,734	1,992,693	190,176	4,159,603
Communication and information services	649,647	626,692	63,414	1,339,753
Other industries	6,287,923	2,075,324	1,029,784	9,393,031
Consumer	2,488,182	4,103,589	12,505,061	19,096,832

Total Domestic	30,885,985	21,762,859	19,369,031	72,017,875
Foreign	8,564,070	7,761,489	3,942,200	20,267,759

Total	¥39,450,055	¥29,524,348	¥23,311,231	¥92,285,634

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2010 are shown below:

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥15,472,202	¥1,796,016	¥17,268,218
Floating or adjustable rate	25,659,688	9,907,673	35,567,361

Total	¥41,131,890	¥11,703,689	¥52,835,579

Note:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, “Real estate” includes loans to lease financing companies of ¥1,021,945 million, ¥1,208,305 million, ¥162,175 million within the above maturity classifications, respectively at March 31, 2010. In prior periods through March 31, 2009, the related balances had been included in “Services.”

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

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2010, based on the domicile and type of industry of the borrowers:

	At March 31,
	2006	2007	2008	2009	2010
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥128,055	¥82,206	¥109,023	¥87,649	¥111,235
Construction	38,406	45,027	44,322	55,760	33,449
Real estate(1)	190,703	142,681	164,521	263,831	214,367
Services(1)	70,339	140,464	142,795	104,594	79,517
Wholesale and retail	130,216	133,344	156,816	139,000	135,523
Banks and other financial institutions	15,794	16,712	10,591	14,826	2,322
Communication and information services	13,034	32,035	45,115	36,853	73,615
Other industries	29,523	140,224	36,192	20,615	116,741
Consumer	319,116	301,819	318,861	372,944	355,040

Total domestic	935,186	1,034,512	1,028,236	1,096,072	1,121,809

Foreign:
Governments and official institutions	52	47	45	4,279	70,529
Banks and other financial institutions	38,796	3,730	2,793	56,628	19,880
Commercial and industrial	30,387	46,536	111,852	81,990	135,622
Other	5,413	1,519	1,529	10,553	21,169

Total foreign	74,648	51,832	116,219	153,450	247,200

Total	¥1,009,834	¥1,086,344	¥1,144,455	¥1,249,522	¥1,369,009

Restructured loans:
Domestic	¥937,160	¥548,569	¥492,230	¥457,838	¥565,008
Foreign	74,676	42,117	25,035	63,750	47,184

Total	¥1,011,836	¥590,686	¥517,265	¥521,588	¥612,192

Accruing loans contractually past due 90 days or more:
Domestic	¥21,896	¥20,649	¥14,954	¥15,047	¥25,871
Foreign	1,112	1,821	2,998	6,440	547

Total	¥23,008	¥22,470	¥17,952	¥21,487	¥26,418

Total	¥2,044,678	¥1,699,500	¥1,679,672	¥1,792,597	¥2,007,619

Note:
(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, nonaccrual loans to lease financing companies of ¥28,547 million is included in “Real estate” at March 31, 2010. In prior periods through March 31, 2009, the related balances had been included in “Services.”

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2010 was approximately ¥84.0 billion, of which ¥33.0 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2010 was approximately ¥12.2 billion, of which ¥5.8 billion was included in the results of operations for the fiscal year.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2008, 2009 and 2010. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

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

Loan Concentrations

At March 31, 2010, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

The following table shows an analysis of our loan loss experience by type of borrowers’ business for each of the five fiscal years ended March 31, 2010:

	Fiscal years ended March 31,
	2006	2007	2008	2009	2010
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥739,872	¥1,012,227	¥1,112,453	¥1,134,940	¥1,156,638
Additions resulting from the merger with UFJ Holdings(1)	287,516	—	—	—	—
Provision for credit losses	110,167	358,603	385,740	626,947	647,793
Charge-offs:
Domestic:
Manufacturing	17,241	27,043	41,587	83,121	41,933
Construction	6,798	18,902	24,097	44,180	22,707
Real estate(2)	16,911	12,845	11,775	76,734	75,446
Services(2)	41,722	26,274	39,336	64,418	29,264
Wholesale and retail	15,397	43,169	70,173	118,144	76,407
Banks and other financial institutions	701	1,790	13,873	25,310	542
Communication and information services	2,621	16,322	30,868	19,632	23,540
Other industries	2,644	5,396	9,865	10,472	7,225
Consumer	49,496	137,461	138,370	117,021	124,792

Total domestic	153,531	289,202	379,944	559,032	401,856
Total foreign	11,202	13,912	6,540	44,266	118,916

Total	164,733	303,114	386,484	603,298	520,772

Recoveries:
Domestic	11,356	35,466	28,475	23,692	48,269
Foreign	17,242	4,953	2,117	2,754	4,103

Total	28,598	40,419	30,592	26,446	52,372

Net charge-offs	136,135	262,695	355,892	576,852	468,400
Others(3)	10,807	4,318	(7,361)	(28,397)	(20,416)

Allowance for credit losses at end of fiscal year	¥1,012,227	¥1,112,453	¥1,134,940	¥1,156,638	¥1,315,615

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥91,701	¥123,080	¥109,654	¥136,656	¥307,343

Balance at end of fiscal year	¥123,080	¥109,654	¥136,656	¥307,343	¥327,568

Provision (credit) for credit losses	¥587	¥(8,516)	¥38,637	¥240,015	¥134,966

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.19%	0.27%	0.37%	0.58%	0.49%

Notes:

(1)	Additions resulting from the merger with UFJ Holdings represent the allowance for credit losses for acquired loans outside the scope of the guidance on loans and debt securities acquired with deteriorated credit quality. The allowance for credit losses on loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality was not carried over.
(2)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, the charge-offs to lease financing companies of ¥174 million is included in “Real estate” for the fiscal year ended March 31, 2010. In prior periods through March 31, 2009, the related amounts had been included in “Services.”
(3)	Others principally include losses (gains) from foreign exchange translation. In addition, for the fiscal year ended March 31, 2010, others include adjustments related to restructuring of business operations.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2010:

	At March 31,
	2006		2007		2008		2009		2010
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥130,734	11.05%	¥108,303	11.40%	¥125,824	11.28%	¥112,412	12.87%	¥177,753	13.03%
Construction	28,142	1.92	41,016	1.90	43,043	1.74	45,234	1.80	31,764	1.55
Real estate(1)	99,947	11.55	85,183	10.94	112,899	10.96	116,460	10.39	112,154	13.29
Services(1)	71,653	7.56	123,020	7.24	126,832	6.61	88,829	6.72	88,435	4.02
Wholesale and retail	132,519	9.57	129,701	9.77	141,870	9.39	115,109	9.72	148,637	9.32
Banks and other financial institutions	51,500	5.29	73,925	4.57	59,200	4.72	38,189	4.82	20,015	4.51
Communication and information services	16,971	1.23	33,699	1.22	37,251	1.16	37,549	0.73	67,273	1.45
Other industries	115,930	14.23	175,989	11.07	97,019	10.91	65,363	9.48	110,545	10.18
Consumer	234,073	21.32	224,926	23.02	244,652	21.72	223,865	20.46	213,889	20.69
Foreign:
Governments and official institutions	1,227	0.35	420	0.39	880	0.32	2,349	0.35	70,017	0.53
Banks and other financial institutions	13,680	1.15	3,668	1.78	6,858	2.12	76,518	2.68	29,030	3.22
Commercial and industrial	104,443	12.33	103,259	14.12	126,693	16.34	211,307	17.48	203,611	15.44
Other	3,730	2.45	2,307	2.58	2,225	2.73	17,169	2.50	24,910	2.77
Unallocated	7,678	—	7,037	—	9,694	—	6,285	—	17,582	—

Total	¥1,012,227	100.00%	¥1,112,453	100.00%	¥1,134,940	100.00%	¥1,156,638	100.00%	¥1,315,615	100.00%

Allowance as a percentage of loans	1.06%		1.17%		1.15%		1.15%		1.43%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	49.51%		65.46%		67.57%		64.52%		65.53%

Note:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, the allowance for credit losses to lease financing companies of ¥25,111 million is included in “Real estate” at March 31, 2010. In prior periods through March 31, 2009, the related balances had been included in “Services.” Percentage of loans in “Lease financing” at March 31, 2010 is 2.59%.

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

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008		2009		2010
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥13,738,148	—%	¥12,896,727	—%	¥12,958,611	—%
Interest-bearing demand deposits	44,493,991	0.24	44,359,163	0.17	45,659,544	0.05
Deposits at notice	2,479,141	2.54	1,890,640	0.83	1,647,972	0.12
Time deposits	41,016,140	0.59	43,895,395	0.58	43,178,140	0.42
Certificates of deposit	4,861,398	0.62	5,286,785	0.66	5,148,617	0.34
Foreign offices:
Non-interest-bearing demand deposits	2,141,934	—	2,280,553	—	2,240,971	—
Interest-bearing deposits, principally time deposits and certificates of deposit	18,289,382	3.56	16,459,276	2.16	19,182,441	0.70

Total	¥127,020,134		¥127,068,539		¥130,016,296

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥489,751 million, ¥439,346 million and ¥417,259 million, respectively.

At March 31, 2010, the balances and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$107 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2010) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥8,332,280	¥2,962,998	¥11,295,278
Over three months through six months	5,520,219	1,324,212	6,844,431
Over six months through twelve months	5,373,113	552,927	5,926,040
Over twelve months	3,105,054	82,232	3,187,286

Total	¥22,330,666	¥4,922,369	¥27,253,035

Foreign offices			¥14,411,085

VI.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008	2009	2010
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥18,715,592	¥18,658,490	¥18,788,637
Maximum balance outstanding at any month-end during the fiscal year	19,530,303	18,427,340	19,343,978
Balance at end of fiscal year	18,769,133	18,427,340	17,364,371
Weighted average interest rate during the fiscal year	2.39%	2.01%	0.32%
Weighted average interest rate on balance at end of fiscal year	2.35%	0.97%	0.30%
Due to trust account:
Average balance outstanding during the fiscal year	¥1,653,717	¥1,479,736	¥1,683,607
Maximum balance outstanding at any month-end during the fiscal year	2,171,467	1,796,846	1,795,280
Balance at end of fiscal year	1,461,006	1,796,846	1,559,631
Weighted average interest rate during the fiscal year	0.48%	0.46%	0.36%
Weighted average interest rate on balance at end of fiscal year	0.49%	0.42%	0.32%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥5,729,422	¥6,664,948	¥6,371,845
Maximum balance outstanding at any month-end during the fiscal year	6,802,404	9,190,011	6,319,721
Balance at end of fiscal year	6,016,893	7,867,378	6,097,336
Weighted average interest rate during the fiscal year	2.17%	1.61%	0.49%
Weighted average interest rate on balance at end of fiscal year	1.82%	0.85%	0.27%

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity from nonowner sources, equity, and cash flows for each of the three years in the period ended March 31, 2010 (all expressed in Japanese Yen). These financial statements are the responsibility of MUFG’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 35 to the consolidated financial statements, the accompanying consolidated statements of cash flows for the fiscal years ended March 31, 2008 and 2009 have been restated. As discussed in Notes 5 and 7 to the consolidated financial statements, certain loans and premises and equipment disclosure information have been restated.

As discussed in Note 1 to the consolidated financial statements, MUFG changed its methods of accounting for uncertainty in income taxes and leveraged leases in the fiscal year ended March 31, 2008, its methods of accounting for defined benefit pension and other postretirement plans (measurement date provision), fair value measurements, and fair value option for financial assets and financial liabilities in the fiscal year ended March 31, 2009, and its methods of accounting for noncontrolling interests and other-than-temporary impairments on investment securities in the fiscal year ended March 31, 2010.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), MUFG Group’s internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 16, 2010 expressed an unqualified opinion on MUFG Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu LLC

DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

August 16, 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2009 AND 2010

	2009	2010
	(in millions)
ASSETS
Cash and due from banks (Note 10)	¥3,071,252	¥2,862,523
Interest-earning deposits in other banks (including ¥22,768 million and ¥10,201 million measured at fair value under fair value option in 2009 and 2010) (Notes 10 and 31)	3,543,551	4,780,861
Call loans and funds sold (Note 12)	407,448	508,922
Receivables under resale agreements (including ¥36,066 million and ¥30,832 million measured at fair value under fair value option in 2009 and 2010) (Note 31)	2,530,405	3,543,020
Receivables under securities borrowing transactions	6,797,025	5,770,044
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥10,643,443 million in 2009 and ¥8,712,347 million in 2010) (including ¥10,832,557 million and ¥8,918,156 million measured at fair value under fair value option in 2009 and 2010) (Notes 10, 23 and 31)	30,281,525	27,663,076
Investment securities (Notes 4, 10 and 31):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥1,899,512 million in 2009 and ¥4,107,734 million in 2010)	33,390,087	50,411,876
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥165,818 million in 2009 and ¥566,313 million in 2010) (estimated fair value of ¥2,826,446 million in 2009 and ¥3,027,921 million in 2010)	2,812,353	2,943,801
Other investment securities	1,434,124	1,690,838

Total investment securities	37,636,564	55,046,515

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥3,729,490 million in 2009 and ¥3,476,841 million in 2010) (Notes 5 and 10)	100,310,341	92,185,910
Allowance for credit losses (Notes 5 and 6)	(1,156,638)	(1,315,615)

Net loans	99,153,703	90,870,295

Premises and equipment—net (Note 7)	1,043,416	995,167
Accrued interest	267,747	240,267
Customers’ acceptance liability	59,144	49,143
Intangible assets—net (Notes 3 and 8)	1,191,941	1,116,117
Goodwill (Notes 3 and 8)	379,426	381,498
Deferred tax assets (Notes 9 and 15)	2,172,789	1,287,611
Other assets (Notes 5, 10, 15 and 16)	4,963,481	4,969,338

Total assets	¥193,499,417	¥200,084,397

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2009 AND 2010

	2009	2010
	(in millions)
LIABILITIES AND EQUITY
Deposits (Notes 10 and 11):
Domestic offices:
Non-interest-bearing	¥15,023,660	¥15,201,298
Interest-bearing	95,802,559	97,526,535
Overseas offices:
Non-interest-bearing	2,212,386	2,403,147
Interest-bearing (including ¥4,235 million and nil measured at fair value under fair value option in 2009 and 2010) (Note 31)	15,292,447	20,341,516

Total deposits	128,331,052	135,472,496

Call money and funds purchased (Notes 10 and 12)	2,235,858	1,883,824
Payables under repurchase agreements (Note 10)	11,911,615	11,846,656
Payables under securities lending transactions (Note 10)	4,279,867	3,633,891
Due to trust account (Note 13)	1,796,846	1,559,631
Other short-term borrowings (including ¥3,755 million and ¥4,506 million measured at fair value under fair value option in 2009 and in 2010) (Notes 10, 14 and 31)	7,867,378	6,097,336
Trading account liabilities (Notes 23 and 31)	9,492,561	8,688,826
Obligations to return securities received as collateral (Note 31)	2,708,800	3,229,321
Bank acceptances outstanding	59,144	49,143
Accrued interest	251,285	218,117
Long-term debt (including ¥532,641 million and ¥615,618 million measured at fair value under fair value option in 2009 and in 2010) (Notes 10, 14 and 31)	13,273,288	14,162,424
Other liabilities (Notes 1, 9, 10, 15 and 16)	4,824,603	4,139,892

Total liabilities	187,032,297	190,981,557

Commitments and contingent liabilities (Notes 24 and 26)
Mitsubishi UFJ Financial Group shareholders’ equity (Note 21):
Capital stock (Notes 17 and 18):
Preferred stock—aggregate liquidation preference of ¥640,001 million in 2009 and in 2010, with no stated value	442,100	442,100
Common stock—authorized, 33,000,000,000 shares; issued, 11,648,360,720 shares in 2009, and 14,148,414,920 shares in 2010, with no stated value	1,127,552	1,643,238
Capital surplus (Note 18)	6,095,820	6,619,525
Retained earnings (Accumulated deficit) (Notes 19 and 36):
Appropriated for legal reserve	239,571	239,571
Accumulated deficit	(845,778)	(18,127)
Accumulated other changes in equity from nonowner sources, net of taxes	(813,695)	(45,435)
Treasury stock, at cost—9,080,212 common shares in 2009 and 21,069,229 common shares in 2010	(10,675)	(13,954)

Total Mitsubishi UFJ Financial Group shareholders’ equity	6,234,895	8,866,918
Noncontrolling interests (Note 20)	232,225	235,922

Total equity	6,467,120	9,102,840

Total liabilities and equity	¥193,499,417	¥200,084,397

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	2008	2009	2010
	(in millions)
Interest income:
Loans, including fees (Note 5)	¥2,790,505	¥2,558,361	¥1,914,705
Deposits in other banks	258,544	124,832	26,697
Investment securities:
Interest	771,763	309,835	305,080
Dividends	127,076	163,492	168,500
Trading account assets	110,348	460,534	307,958
Call loans and funds sold	24,969	15,010	4,110
Receivables under resale agreements and securities borrowing transactions	283,606	263,730	31,454

Total	4,366,811	3,895,794	2,758,504

Interest expense:
Deposits	1,093,956	736,456	353,869
Call money and funds purchased	45,180	24,973	5,683
Payables under repurchase agreements and securities lending transactions	402,077	349,903	53,548
Due to trust account	8,014	6,843	6,119
Other short-term borrowings and trading account liabilities	206,363	170,524	65,754
Long-term debt	331,504	310,690	289,427

Total	2,087,094	1,599,389	774,400

Net interest income	2,279,717	2,296,405	1,984,104
Provision for credit losses (Notes 5 and 6)	385,740	626,947	647,793

Net interest income after provision for credit losses	1,893,977	1,669,458	1,336,311

Non-interest income:
Fees and commissions (Note 27)	1,317,047	1,188,512	1,139,543
Foreign exchange gains (losses)—net (Note 28)	1,295,933	(206,153)	216,720
Trading account profits (losses)—net (Note 28)	398,396	(257,807)	761,472
Investment securities gains (losses)—net (including credit loss of ¥29,822 million, consisting of ¥27,962 million decline in fair value and net of ¥1,860 million recognized in other changes in equity from nonowner sources in 2010) (Note 4)	(1,373,072)	(658,679)	223,030
Equity in losses of equity method investees	(34,485)	(60,051)	(104,098)
Gains on sales of loans (Note 5)	11,789	6,401	21,232
Other non-interest income (Note 20)	162,506	162,876	195,966

Total	1,778,114	175,099	2,453,865

Non-interest expense:
Salaries and employee benefits (Note 15)	909,771	873,371	908,213
Occupancy expenses—net (Notes 7 and 26)	173,183	171,902	171,098
Fees and commission expenses	218,088	209,750	196,515
Outsourcing expenses, including data processing	248,265	267,790	215,397
Depreciation of premises and equipment (Note 7)	179,567	132,121	120,268
Amortization of intangible assets (Note 8)	252,890	278,241	225,000
Impairment of intangible assets (Note 8)	78,679	126,885	12,400
Insurance premiums, including deposit insurance	112,444	113,803	112,539
Communications	65,286	62,943	57,064
Taxes and public charges	83,439	85,743	69,073
Provision for repayment of excess interest (Note 26)	2,826	47,865	44,808
Impairment of goodwill (Note 8)	893,721	845,842	461
Other non-interest expenses (Notes 7 and 20)	402,177	392,528	375,224

Total	3,620,336	3,608,784	2,508,060

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	2008	2009	2010
	(in millions)
Income (loss) from continuing operations before income tax expense (benefit)	51,755	(1,764,227)	1,282,116
Income tax expense (benefit) (Note 9)	553,045	(259,928)	407,040

Income (loss) from continuing operations	(501,290)	(1,504,299)	875,076
Loss from discontinued operations—net (Note 2)	(2,670)	—	—

Net income (loss) before attribution of noncontrolling interests	(503,960)	(1,504,299)	875,076
Net income (loss) attributable to noncontrolling interests	38,476	(36,259)	15,257

Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(542,436)	¥(1,468,040)	¥859,819

Income allocable to preferred shareholders:
Cash dividends paid	¥6,669	¥6,399	¥21,678
Beneficial conversion feature (Note 17)	7,909	9,478	—
Income allocable to preferred shareholders of Mitsubishi UFJ NICOS Co., Ltd. :
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 3)	—	7,676	—

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	¥(557,014)	¥(1,491,593)	¥838,141

	(in Yen)
Earnings (loss) per share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 19 and 22):
Basic earnings (loss) per common share—income (loss) from continuing operations available to common shareholders of Mitsubishi UFJ Financial Group	¥(53.79)	¥(137.84)	¥68.01
Basic earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	(54.05)	(137.84)	68.01
Diluted earnings (loss) per common share—income (loss) from continuing operations available to common shareholders of Mitsubishi UFJ Financial Group	(53.79)	(137.84)	67.87
Diluted earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	(54.05)	(137.84)	67.87

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2008:
Net loss before attribution of noncontrolling interests			¥(503,960)

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities	¥(3,653,597)	¥1,481,643	(2,171,954)
Reclassification adjustment for losses included in net loss before attribution of noncontrolling interests	1,387,814	(563,414)	824,400

Total	(2,265,783)	918,229	(1,347,554)

Net unrealized gains on derivatives qualifying for cash flow hedges	4,444	(1,564)	2,880
Reclassification adjustment for losses included in net loss before attribution of noncontrolling interests	3,085	(1,326)	1,759

Total	7,529	(2,890)	4,639

Pension liability adjustments	(69,498)	28,118	(41,380)
Reclassification adjustment for gains included in net loss before attribution of noncontrolling interests	(17,346)	6,168	(11,178)

Total	(86,844)	34,286	(52,558)

Foreign currency translation adjustments	(124,268)	30,975	(93,293)
Reclassification adjustment for losses included in net loss before attribution of noncontrolling interests	162	690	852

Total	(124,106)	31,665	(92,441)

Total changes in equity from nonowner sources			(1,991,874)

Net income attributable to noncontrolling interests			38,476
Other changes in equity from nonowner sources attributable to noncontrolling interests			(15,198)

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group			¥(2,015,152)

Fiscal year ended March 31, 2009:
Net loss before attribution of noncontrolling interests			¥(1,504,299)

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities	¥(2,070,144)	¥840,309	(1,229,835)
Reclassification adjustment for losses included in net loss before attribution of noncontrolling interests	629,566	(254,987)	374,579

Total	(1,440,578)	585,322	(855,256)

Net unrealized gains on derivatives qualifying for cash flow hedges	15,180	(6,105)	9,075
Reclassification adjustment for gains included in net loss before attribution of noncontrolling interests	(8,615)	3,380	(5,235)

Total	6,565	(2,725)	3,840

Pension liability adjustments	(721,816)	289,201	(432,615)
Reclassification adjustment for losses included in net loss before attribution of noncontrolling interests	992	(345)	647

Total	(720,824)	288,856	(431,968)

Foreign currency translation adjustments	(332,132)	16,963	(315,169)
Reclassification adjustment for losses included in net loss before attribution of noncontrolling interests	11,094	(1,959)	9,135

Total	(321,038)	15,004	(306,034)

Total changes in equity from nonowner sources			(3,093,717)

Net loss attributable to noncontrolling interests			(36,259)
Other changes in equity from nonowner sources attributable to noncontrolling interests			(8,027)

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group			¥(3,049,431)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2010:
Net income before attribution of noncontrolling interests			¥875,076

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities (including unrealized gain of ¥1,103 million, net of tax, related to debt securities with credit component realized in earnings)	¥1,187,682	¥(441,401)	746,281
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(224,560)	90,894	(133,666)

Total	963,122	(350,507)	612,615

Net unrealized gains on derivatives qualifying for cash flow hedges	3,621	(1,322)	2,299
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(11,711)	4,617	(7,094)

Total	(8,090)	3,295	(4,795)

Pension liability adjustments	352,647	(138,293)	214,354
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	48,296	(19,427)	28,869

Total	400,943	(157,720)	243,223

Foreign currency translation adjustments	25,036	5,542	30,578
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	18,420	(8,136)	10,284

Total	43,456	(2,594)	40,862

Total changes in equity from nonowner sources			1,766,981

Net income attributable to noncontrolling interests			15,257
Other changes in equity from nonowner sources attributable to noncontrolling interests			5,435

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group			¥1,746,289

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	2008	2009	2010
	(in millions)
Preferred stock (Note 17):
Balance at beginning of fiscal year	¥247,100	¥247,100	¥442,100
Issuance of new shares of Class 5 preferred stock	—	195,000	—

Balance at end of fiscal year	¥247,100	¥442,100	¥442,100

Common stock (Note 18):
Balance at beginning of fiscal year	¥1,084,708	¥1,084,708	¥1,127,552
Issuance of new shares of common stock	—	42,844	515,662
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	—	—	24

Balance at end of fiscal year	¥1,084,708	¥1,127,552	¥1,643,238

Capital surplus (Note 18):
Balance at beginning of fiscal year	¥5,834,529	¥5,791,300	¥6,095,820
Losses on exchange of shares of treasury stock for shares of Mitsubishi UFJ Securities Co., Ltd. (Note 3)	(56,134)	—	—
Gains on induced conversion of shares of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 3)	—	71,103	—
Beneficial conversion feature of preferred stock (Note 17)	7,909	9,478	—
Stock-based compensation expense (Note 32)	5,747	14,418	1,695
Stock option and other share based compensation payouts as a result of UnionBanCal Corporation’s privatization (Note 32)	—	(21,063)	—
Conversion of preferred stock to common stock by a subsidiary	—	—	(641)
Losses on sales of shares of treasury stock	(456)	(7,500)	—
Issuance of new shares of Class 5 preferred stock (Note 17)	—	194,183	—
Issuance of new shares of common stock and sale of treasury stock (Note 18)	—	43,906	522,414
Other—net	(295)	(5)	237

Balance at end of fiscal year	¥5,791,300	¥6,095,820	¥6,619,525

Retained earnings appropriated for legal reserve (Note 19):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571

Balance at end of fiscal year	¥239,571	¥239,571	¥239,571

Unappropriated retained earnings (Accumulated deficit) (Note 19):
Balance at beginning of fiscal year	¥1,636,803	¥935,309	¥(845,778)
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(542,436)	(1,468,040)	859,819
Cash dividends:
Common stock—¥13.00 in 2008, ¥14.00 in 2009 and ¥11.00 in 2010 per share	(134,664)	(146,937)	(128,062)
Preferred stock (Class 3)—¥60.00 in 2008, in 2009 and in 2010 per share	(6,000)	(6,000)	(6,000)
Preferred stock (Class 5)—¥100.50 in 2010 per share	—	—	(15,678)
Preferred stock (Class 8)—¥15.90 in 2008 and ¥7.95 in 2009 per share	(282)	(140)	—
Preferred stock (Class 12)— ¥11.50 in 2008 and in 2009 per share	(387)	(259)	—
Beneficial conversion feature of preferred stock (Note 17)	(7,909)	(9,478)	—
Effect of adopting new guidance on accounting for uncertainty in income taxes (Note 1)	(4,091)	—	—
Effect of adopting new guidance on accounting for a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction (Note 1)	(5,725)	—	—
Losses on exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 3)	—	(47,507)	—
Losses on sales of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 3)	—	(35,966)	—
Losses on sales of shares of treasury stock	—	(119,223)	(261)
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 3)	—	(7,676)	—
Effect of adopting new guidance on recognition and presentation of other-than-temporary impairments (Note 1)	—	—	118,210
Effect of adopting new guidance on defined benefit pension and other postretirement plans (Note 1)	—	(132)	—
Effect of adopting new guidance on fair value measurements (Note 1)	—	27,317	—
Effect of adopting new guidance on fair value option for financial assets and financial liabilities (Note 1)	—	32,979	—
Other—net	—	(25)	(377)

Balance at end of fiscal year (Note 36)	¥935,309	¥(845,778)	¥(18,127)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	2008	2009	2010
	(in millions)
Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities (Note 4):
Balance at beginning of fiscal year	¥2,315,648	¥973,697	¥95,213
Net change during the fiscal year	(1,341,951)	(858,334)	611,193
Effect of adopting new guidance on fair value option for financial assets and financial liabilities, net of taxes (Note 1)	—	(20,150)	—
Effect of adopting new guidance on recognition and presentation of other-than-temporary impairments, net of taxes (Note 1)	—	—	(118,210)

Balance at end of fiscal year	¥973,697	¥95,213	¥588,196

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges (Note 23):
Balance at beginning of fiscal year	¥(909)	¥1,764	¥6,507
Net change during the fiscal year	2,673	4,743	(4,795)

Balance at end of fiscal year	¥1,764	¥6,507	¥1,712

Pension liability adjustments (Note 15):
Balance at beginning of fiscal year	¥172,776	¥122,848	¥(446,469)
Net change during the fiscal year	(49,928)	(437,743)	242,509
Effect of adopting new guidance on defined benefit pension and other postretirement plans, net of taxes (Note 1)	—	(131,574)	—

Balance at end of fiscal year	¥122,848	¥(446,469)	¥(203,960)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(95,379)	¥(178,889)	¥(468,946)
Net change during the fiscal year	(83,510)	(290,057)	37,563

Balance at end of fiscal year	¥(178,889)	¥(468,946)	¥(431,383)

Balance at end of fiscal year	¥919,420	¥(813,695)	¥(45,435)

Treasury stock:
Balance at beginning of fiscal year	¥(1,001,535)	¥(727,293)	¥(10,675)
Purchases of shares of treasury stock (Note 18)	(151,365)	(2,919)	(5,588)
Sales of shares of treasury stock	1,779	537,542	2,806
Exchange of shares of treasury stock for shares of Mitsubishi UFJ Securities Co., Ltd. (Note 3)	425,530	—	—
Net increase resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	(1,702)	(2,883)	(497)
Exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 3)	—	184,878	—

Balance at end of fiscal year	¥(727,293)	¥(10,675)	¥(13,954)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥8,490,115	¥6,234,895	¥8,866,918

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	2008	2009	2010
	(in millions)
Noncontrolling interests:
Balance at beginning of fiscal year	¥884,982	¥663,816	¥232,225
Initial origination of noncontrolling interests	97,975	60,858	45,130
Transactions with noncontrolling interest shareholders in relation to the consolidated subsidiaries	(272,001)	(203,115)	3,555
Exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. and sale of shares of Mitsubishi UFJ NICOS Co., Ltd.	—	(137,603)	—
Decrease in noncontrolling interests related to exclusion of subsidiaries from consolidation	(50,006)	(92,298)	(59,973)
Decrease in noncontrolling interests related to disposition of subsidiaries	(204)	(2,778)	—
Net income (loss) attributable to noncontrolling interests	38,476	(36,259)	15,257
Dividends paid to noncontrolling interests	(22,790)	(9,698)	(5,393)
Other changes in equity from nonowner sources, net of taxes:
Net unrealized holding gains (losses) on investment securities	(7,843)	(86)	1,808
Reclassification adjustment for losses (gains) included in net income (loss) attributable to noncontrolling interests in relation to net unrealized holding gains (losses) on investment securities	2,240	3,164	(386)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	1,358	(93)	—
Reclassification adjustment for losses (gains) included in net income (loss) attributable to noncontrolling interests in relation to net unrealized gains (losses) on derivatives qualifying for cash flow hedges	608	(810)	—
Pension liability adjustments	(2,171)	(655)	616
Reclassification adjustment for losses (gains) included in net income (loss) attributable to noncontrolling interests in relation to pension liability adjustments	(459)	6,430	98
Foreign currency translation adjustments	(8,931)	(15,973)	3,273
Reclassification adjustment for losses (gains) included in net income (loss) attributable to noncontrolling interests in relation to foreign currency translation adjustments	—	(4)	26
Other—net	2,582	(2,671)	(314)

Balance at end of fiscal year	¥663,816	¥232,225	¥235,922

Total equity	¥9,153,931	¥6,467,120	¥9,102,840

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	2008 (As restated, see Note 35)	2009 (As restated, see Note 35)	2010
	(in millions)
Cash flows from operating activities:
Net income (loss) before attribution of noncontrolling interests	¥(503,960)	¥(1,504,299)	¥875,076
Adjustments to reconcile net income (loss) before attribution of noncontrolling interests to net cash provided by (used in) operating activities:
Loss from discontinued operations—net (Note 2)	2,670	—	—
Depreciation and amortization	432,457	410,362	345,268
Impairment of goodwill (Note 8)	893,721	845,842	461
Impairment of intangible assets (Note 8)	78,679	126,885	12,400
Provision for credit losses (Notes 5 and 6)	385,740	626,947	647,793
Investment securities losses (gains)—net	1,373,072	658,679	(223,030)
Foreign exchange losses (gains)—net	(1,466,299)	1,304,438	(236,055)
Equity in losses of equity method investees	34,485	60,051	104,098
Provision for deferred income tax expense (benefit)	446,253	(401,367)	316,388
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(3,928,763)	(4,390,178)	801,245
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	2,875,793	1,493,062	(184,013)
Decrease (increase) in accrued interest receivable and other receivables	(85,575)	73,374	3,322
Increase (decrease) in accrued interest payable and other payables	105,442	(103,573)	(6,866)
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	(17,843)	103,164	5,762
Increase (decrease) in allowance for repayment of excess interest (Note 26)	(22,290)	(3,316)	7,378
Net decrease (increase) in collaterals for derivative transactions	133,522	(497,629)	(132,610)
Other—net	(183,712)	231,371	(26,632)

Net cash provided by (used in) operating activities	553,392	(966,187)	2,309,985

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale (including proceeds from securities under fair value option for the fiscal years ended March 31, 2009 and 2010) (Note 4)	51,204,443	76,089,849	74,475,416
Proceeds from maturities of investment securities available for sale (including proceeds from securities under fair value option for the fiscal years ended March 31, 2009 and 2010) (Note 4)	26,300,910	29,796,236	46,056,462
Purchases of investment securities available for sale (including purchases of securities under fair value option for the fiscal years ended March 31, 2009 and 2010) (Note 4)	(74,651,166)	(114,561,896)	(135,509,931)
Proceeds from maturities of investment securities being held to maturity	543,799	1,497,026	296,420
Purchases of investment securities being held to maturity	(354,008)	(296,772)	(433,118)
Proceeds from sales of other investment securities	153,436	37,773	104,040
Purchases of common stock investment in ACOM CO., LTD., an affiliated company of MUFG	—	(152,971)	—
Purchases of other investment securities	(78,352)	(958,616)	(379,154)
Net decrease (increase) in loans	(5,926,711)	(6,286,913)	5,919,699
Net decrease (increase) in interest-earning deposits in other banks	(792,340)	2,236,492	(1,273,410)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(4,086,565)	4,598,497	233,782
Proceeds from sales of premises and equipment	64,067	36,269	17,878
Capital expenditures for premises and equipment	(187,745)	(154,607)	(114,230)
Purchases of intangible assets	(230,136)	(195,482)	(171,405)
Proceeds from sales of consolidated VIEs and subsidiaries—net	117,626	110,010	1,290
Other—net	53,025	(48,474)	(38,171)

Net cash used in investing activities	(7,869,717)	(8,253,579)	(10,814,432)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	2008 (As restated, see Note 35)	2009 (As restated, see Note 35)	2010
	(in millions)
Cash flows from financing activities:
Net increase in deposits	5,438,515	2,664,202	9,408,480
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	3,699,282	2,343,192	(1,048,232)
Net increase (decrease) in due to trust account	(78,967)	335,840	(237,215)
Net increase (decrease) in other short-term borrowings	209,462	2,576,140	(1,720,216)
Proceeds from issuance of long-term debt	2,342,824	2,917,573	3,478,615
Repayment of long-term debt	(2,700,610)	(2,756,725)	(2,467,525)
Proceeds from issuance of common stock, net of stock issue expenses	—	280,460	1,036,053
Proceeds from issuance of new shares of preferred stock, net of stock issue expenses	—	388,623	—
Proceeds from sales of treasury stock	1,173	187,147	1,077
Payments to acquire treasury stock (Note 18)	(151,365)	(2,697)	(4,621)
Dividends paid	(141,159)	(153,217)	(149,486)
Dividends paid to noncontrolling interests	(22,990)	(12,864)	(5,908)
Payments related to privatization of UnionBanCal Corporation (Notes 3 and 32)	—	(410,373)	—
Other—net	(6,378)	(57,022)	4,256

Net cash provided by financing activities	8,589,787	8,300,279	8,295,278

Effect of exchange rate changes on cash and cash equivalents	(32,435)	(99,951)	440

Net increase (decrease) in cash and cash equivalents	1,241,027	(1,019,438)	(208,729)

Cash and cash equivalents at beginning of fiscal year (including cash and cash equivalents identified as discontinued operations of ¥2,194 million in 2008, nil in 2009 and 2010)	2,849,663	4,090,690	3,071,252

Cash and cash equivalents at end of fiscal year (no cash and cash equivalents identified as discontinued operations in 2008, 2009 and 2010)	¥4,090,690	¥3,071,252	¥2,862,523

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥2,055,790	¥1,643,730	¥831,847
Income taxes, net of refunds	145,806	38,275	84,890
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	18,739	5,408	5,763
Acquisition of noncontrolling interests in Mitsubishi UFJ Securities Co., Ltd. in exchange for treasury stock (Note 3)	369,588	—	—
Acquisition of noncontrolling interests in Mitsubishi UFJ NICOS Co., Ltd. in exchange for treasury stock (Note 3)	—	131,445	—
Transfer to securities from loans resulting from securitizations (Note 5)	—	60,671	—
Transfer to trading account assets from investment securities available for sale (Note 31)	—	10,448,079	—
Transfer to investment securities being held to maturity from trading account assets (Note 4)	—	1,053,029	—
Union Bank’s term borrowing issued in its fiscal year ended December 31, 2008, but settled on January 2, 2009	—	91,030	—
Transfer to investment securities being held to maturity from investment securities available for sale (Note 4)	—	—	111,895
Exchange of shares in Senshu Bank for shares in Senshu Ikeda Holdings, Inc. (Note 20):
Acquisition of shares of Senshu Ikeda Holdings, Inc. recorded at fair value	—	—	79,073
Deconsolidation of Senshu Bank at book value	—	—	50,069

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Fiscal periods of certain subsidiaries, which end on or after December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2008, 2009 and 2010, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal periods ended on or after December 31, would have resulted in an increase of ¥14.02 billion to net loss, an increase of ¥2.42 billion to net loss and an increase of ¥3.90 billion to net income, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2008, 2009 and 2010 which, if recorded, would have had material effects to consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2008, 2009 and 2010.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The consolidated financial statements include the accounts of MUFG and its subsidiaries (together, the “MUFG Group”) over which control is exercised through either majority ownership of voting stock and/or other means, including, but not limited to, the possession of the power to direct or cause the direction of management and policies of entities. In situations in which the MUFG Group has less than 100% but greater than 50% of ownership in entities, such entities are consolidated and noncontrolling interests are recorded in Total equity. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the MUFG Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The MUFG Group’s equity interest in the earnings of these equity investees and gains or losses realized on disposition of such investments are reported in Equity in losses of equity method investees.

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

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the control over the securities is not surrendered. If they meet the relevant conditions for the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2008, 2009 and 2010, there were no such transactions accounted for as sales.

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

Trading Account Securities—Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value on the consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized currently in Trading account profits (losses)—net, as appropriate. The MUFG Group has elected fair value option accounting for certain foreign securities. See Note 31 for a further discussion of fair value option accounting.

Investment Securities—Debt securities for which the MUFG Group has both the ability and positive intent to hold to maturity are classified as Securities being held to maturity and carried at amortized cost. Debt securities that the MUFG Group may not hold to maturity and marketable equity securities, other than those classified as Trading account securities, are classified as Securities available-for-sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within accumulated other changes in equity from nonowner sources, which is a component of equity. Other investment securities include nonmarketable equity securities carried at their acquisition costs, and also securities held by subsidiaries that are investment companies or brokers and dealers in securities. Such securities held by those subsidiaries are subject to the specialized industry accounting principles for investment companies and brokers and dealers in securities applicable for those subsidiaries. Securities of those subsidiaries are carried at their fair values.

Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities gains (losses)—net in the consolidated statements of operations. In determining other than temporary declines in fair value to be recognized as an impairment loss on investment securities, the MUFG Group generally considers factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value, the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed. The MUFG Group adopted the new guidance which amends the other than temporary impairment model for debt securities on April 1, 2009. See Accounting Changes-Recognition and Presentation of Other-Than-Temporary Impairments and Note 4 for a further discussion. This new guidance did not affect the other than temporary impairment model for equity securities. Interest and dividends on investment securities are reported in Interest income. Dividends are recognized when the shareholder right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

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

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities. Prior to the adoption of new guidance on the measurement of fair value, the MUFG Group deferred trade date gains or losses on derivatives where the fair values of those derivatives were not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique which incorporated observable market data. See Accounting Changes—Fair Value Measurements for details related to adoption of the new guidance on the measurement of fair value. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a gross basis. Changes in the fair value of such contracts are recognized currently in Foreign exchange gains (losses)—net with respect to foreign exchange contracts and in Trading account profits (losses)—net with respect to interest rate contracts and other types of contracts.

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

Loans—Loans originated by the MUFG Group (“originated loans”) are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Originated loans held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using the method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the contractual lives of the loans using a method that approximates the interest method when such purchased loans are outside the scope of the guidance on loans and debt securities acquired with deteriorated credit quality as described below.

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

In accordance with the guidance on loans and debt securities acquired with deteriorated credit quality, impaired loans acquired for which it is probable that the MUFG Group will be unable to collect all contractual receivables are initially recorded at the present value of amounts expected to be received and the related valuation allowances are not carried over or created initially. Accretable yield is limited to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the loan’s yield over its remaining life after reduction of any remaining allowance for credit losses for the loan established after its acquisition, if any, while any decrease in such cash flows below those initially expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition are recognized as impairments.

Loan Securitization—The MUFG Group securitizes and services commercial and industrial loans in the normal course of business. The MUFG Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. Interests in loans sold through a securitization accounted for as a sale may be retained in the form of subordinated tranches or beneficial interests. These retained interests are primarily recorded in Securities available for sale. The previous carrying amount of the loans involved in the transfer is allocated between the loans sold and the retained interests based on their relative fair values at the date of the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securitization. Since quoted market prices are generally not available, the MUFG Group usually estimates fair value of these retained interests based on the present value of future expected cash flows by using modeling techniques that involve management’s best estimates of key assumptions, which may include default rates, recovery rates, and discount rates. See Accounting Changes—Fair Value Measurements and Note 31 for details of fair value measurements.

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

The credit loss allowance for individual customers represents the impairment allowance determined in accordance with the guidance on accounting by creditors for impairment of a loan. The MUFG Group measures the impairment of a loan, based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or on the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent, when it is probable that the MUFG Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. For certain subsidiaries, some impaired loans are aggregated for the purpose of measuring impairment using historical loss factors. Generally, the MUFG Group’s impaired loans include nonaccrual loans, restructured loans and other loans specifically identified as impaired.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Goodwill—Before April 1, 2009, the MUFG Group had recognized goodwill, as of the acquisition date, measured as the excess of the cost of investments in subsidiaries over its share of the fair value of net assets. After the adoption of new guidance on accounting for business combinations on April 1, 2009, the MUFG Group recognizes goodwill, as of the acquisition date, measured as the excess of fair value, including that of noncontrolling interests, over net assets of the acquiree. Goodwill related to investments in equity method investees is included in Other assets as a part of the carrying amount of investments in equity method investees.

Goodwill arising from a business combination is not amortized but is tested at least annually for impairment. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. A reporting unit is an operating segment, or an identified business unit one level below an operating segment. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	2 to 10	Straight-line
Core deposit intangibles	5 to 19	Declining-balance
Customer relationships	12 to 27	Declining-balance
Trade names	5 to 40	Straight-line

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

Accrued Severance and Pension Liabilities—The MUFG Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans. The liabilities related to these plans are computed and recognized based on actuarial computations. Net actuarial gains and losses that arise from differences between actual experience and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. Under the guidance related to employers’ accounting for defined benefit pension and other postretirement plans, the MUFG Group recognizes a net liability or asset to report the funded status of its defined benefit pension and other postretirement plans in the consolidated balance sheets and recognizes changes in the funded status of defined benefit pension and other postretirement plans in the year in

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which the changes occur in accumulated other changes in equity from nonowner sources. The costs of the plans, based on actuarial computations of current and future employee benefits, were charged to salaries and employee benefits.

The MUFG Group adopted the measurement date provision of the new guidance on employers’ accounting for defined benefit pension and other post retirement plans as of April 1, 2008. See Accounting Changes—Defined Benefit Pension and Other Postretirement Plans and Note 15 for further information.

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

Allowance for repayment of excess interest—The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile and recent trend of borrowers’ demand for reimbursement. The allowance is recorded as a liability in Other liabilities.

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

Free Distributions of Common Shares—As permitted by the Company Law, Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a “stock split” as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus accounts. Common shares distributed are recorded as shares issued on the distribution date. See Note 18 for further information.

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

Treasury Stock—The MUFG Group presents its treasury stock, including shares of MUFG owned by its subsidiaries and affiliated companies, as a reduction of equity on the consolidated balance sheets at cost and accounts for treasury stock transactions under an average cost method. Gains (losses) on sales of treasury stock are charged to capital surplus, and unappropriated retained earnings.

Comprehensive Income (Loss)—Comprehensive income (loss) includes net income (loss) before attribution to noncontrolling interests and other changes in equity from nonowner sources. All changes in unrealized gains and losses on investment securities, unrealized gains and losses on derivatives qualifying for cash flow hedges, pension liability adjustments and foreign currency translation adjustments constitute changes in equity from nonowner sources and are presented, with related income tax effects, in the consolidated statements of changes in equity from nonowner sources.

Stock-Based Compensation—MUFG and certain of its subsidiaries have stock-based compensation plans. Stock-based compensation expenses are recognized based on the grant-date fair value of share based compensation over the period during which an employee is required to provide service in accordance with the terms of the plans. See Note 32 for further discussion of stock-based compensation plans.

Stock Split

Effective September 30, 2007, MUFG declared a stock split whereby each common and preferred share was split into 1,000 common and preferred shares. As a result, the number of shares and per share information have been retroactively adjusted.

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal years ended March 31, 2008 and 2009 to conform to the presentation for the fiscal year ended March 31, 2010. The MUFG Group adopted new guidance regarding noncontrolling interests in subsidiaries in this fiscal year. As a result, noncontrolling interests were reclassified from “Other liabilities” to “Equity” in the consolidated balance sheets, and also other reclassifications and format changes were made to the consolidated statements of operations, consolidated statements of changes in equity from nonowner sources, consolidated statements of equity, consolidated statements of cash flows, and notes to the consolidated financial statements. See Accounting Changes—Noncontrolling Interests below for details. These reclassifications and format changes did not result in a change in previously reported financial positions and results of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Change in Accounting Estimates

MUFG and its domestic subsidiaries have reviewed the salvage values of premises and equipment and decided to change the estimated salvage values of these assets to ¥1 during the fiscal year ended March 31, 2008. A change in salvage values of depreciable assets is treated as a change in accounting estimate. The effect of this change has been reflected on a prospective basis beginning April 1, 2007. This change had an adverse impact on income from continuing operations before income tax expense and net loss attributable to Mitsubishi UFJ Financial Group of ¥53 billion and ¥31 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥3.04 per share for the fiscal year ended March 31, 2008.

The MUFG Group periodically updates underlying assumptions to make a current estimate of the allowance for credit losses. During the fiscal year ended March 31, 2008, in addition to such routine update of estimates to reflect current conditions, BTMU adopted an advanced estimation to determine appropriate level of formula allowance, which is estimated based primarily on the default ratio and the recoverable ratio. Previously, the recoverable ratio was computed from the major cases of a default event such as legal bankruptcy. During the fiscal year ended March 31, 2008, BTMU began incorporating other credit events for its recoverable ratio to better reflect broader cases of default. In addition, BTMU made an adjustment for the impact of heterogeneous size of borrowers among its loan portfolio to estimate the appropriate level of the formula allowance for the fiscal year ended March 31, 2008. Since the default ratio is statistically computed by counting one credit event as one regardless of the size of borrowers, BTMU commenced making an additional reserve by looking to the monetary level of past defaults in addition to the number of defaults. Similarly, during the fiscal year ended March 31, 2009, MUTB adopted an advanced estimation to determine appropriate level of formula allowance, which is estimated based primarily on the default ratio and the recoverable ratio. Previously, the recoverable ratio was computed according to the amount of the secured part of the loan or appraisal of the collateral, which was discounted by a certain rate. Due to the accumulation of the historical data, MUTB has begun incorporating the historical recovery data of the unsecured portion of loans and of the respective collateral for its respective recoverable ratios since the fiscal year ended March 31, 2009. For the fiscal year ended March 31, 2008, the effect from those changes had a positive impact on income from continuing operations before income tax expense and net loss attributable to Mitsubishi UFJ Financial Group of ¥45 billion and ¥27 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥2.60 per share. For the fiscal year ended March 31, 2009, the effect from those changes had a positive impact on loss from continuing operations before income tax benefit and net loss attributable to Mitsubishi UFJ Financial Group of ¥104 billion and ¥62 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥5.69 per share.

The MUFG Group observed that the market for collateralized loan obligations (“CLOs”) backed by general corporate loans became significantly inactive compared with normal market activity due to the reduction in liquidity of certain debt securities resulting from the global financial market instability in the second half of the fiscal year ended March 31, 2009. Under such circumstances, the MUFG Group concluded that the unadjusted non-binding quotes from broker-dealers became less reflective of the fair values for CLOs backed by general corporate loans. Consequently, during the second half of the fiscal year ended March 31, 2009, the MUFG Group changed the valuation method for estimating the fair value of such CLOs from the method adopting unadjusted quotes from independent broker-dealers to the estimation method by weighting the internal model prices and the non-binding broker-dealer quotes. This change in valuation method was accounted for prospectively as a change in accounting estimate. See Note 31 for the details of the valuation method.

Accounting Changes

The Codification and the Hierarchy of GAAPs—In June 2009, the Financial Accounting Standards Board (the “FASB”) voted to approve the “FASB Accounting Standards Codification” (the “Codification”). The Codification is not meant to change US GAAP, but is intended to improve the ease of researching US GAAP

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

issues. The Codification reorganizes existing US GAAP pronouncements into approximately 90 accounting topics. The Codification is now the single source of authoritative US GAAP. On the effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards to become the single source of authoritative non-governmental US GAAP. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. All subsequent standards will be issued as “Accounting Standard Updates”, which will serve only to update the Codification. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The MUFG Group adopted the Codification during the fiscal year ended March 31, 2010. The Codification did not have an impact on the MUFG Group’s financial position and results of operations. However, throughout the consolidated financial statements, all references to prior FASB, AICPA and EITF accounting pronouncements have been removed, and all non-SEC accounting guidance is referred to in terms of the applicable subject matter.

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued new guidance related to employers’ accounting for defined benefit pension and other postretirement plans. The new guidance clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s consolidated balance sheets. The requirement to measure plan assets and benefit obligations as of the date of the consolidated balance sheets was effective for fiscal years ending after December 15, 2008.

The MUFG Group adopted the new measurement date provisions on April 1, 2008 which changed the measurement date for plan assets and benefit obligations of BTMU and some of its domestic subsidiaries from December 31 to March 31 by using the approach that remeasured plan assets and benefit obligations as of March 31, 2008. The MUFG Group recognized ¥411 million in gains on settlement during the period from January 1, 2008 to March 31, 2008 and recorded a decrease in the beginning balance of retained earnings as of April 1, 2008 by ¥132 million, net of taxes, and a decrease in the beginning balance of accumulated other changes in equity from nonowner sources as of April 1, 2008 by ¥131,574 million, net of taxes, as a result of adopting this provision. The impact on the beginning balance of accumulated other changes in equity from nonowner sources upon adoption of the new measurement date provisions as of April 1, 2008 is mainly due to a decrease in the fair value of plan assets of ¥175,680 million and an increase in benefit obligations of ¥32,382 million, net of ¥4,333 million in settlements during the period from January 1, 2008 to March 31, 2008 recognized as lump-sum payments for the fiscal year ended March 31, 2008. The increase was caused by a decline in the discount rate from December 31, 2007 to March 31, 2008.

Uncertainty in Income Taxes—In June 2006, the FASB issued new guidance on accounting for uncertainty in income taxes. This new guidance requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position based on the technical merits of the position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. This new guidance also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The MUFG Group adopted this new guidance on April 1, 2007, which reduced the beginning balance of retained earnings by ¥4,091 million. The MUFG Group classifies accrued interest and penalties, if applicable, related to income taxes as income tax expenses.

Leveraged Leases—In July 2006, the FASB issued new guidance on accounting for a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction. This new guidance requires that if, during the lease term, the projected timing of the income tax cash flows generated by a leveraged lease is revised, the rate of return and the allocation of income shall be recalculated from the inception of the lease. At adoption, the cumulative effect of applying the provisions of this new guidance shall be reported as an adjustment to the beginning balance of retained earnings as of the beginning of the period in which it is adopted. This new guidance is effective in fiscal years beginning after December 15, 2006. The MUFG Group

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

adopted this new guidance on April 1, 2007, which reduced the beginning balance of retained earnings by ¥5,725 million, net of taxes. The reduction to retained earnings at adoption will be recognized in interest income over the remaining terms of the affected leases as tax benefits are realized.

Fair Value Measurements—In September 2006, the FASB issued new guidance on the measurement of fair value. This new guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In addition, it applies under other accounting topics that require or permit fair value measurements since the FASB previously concluded in those accounting topics that fair value is the relevant measurement attribute. Accordingly, this new guidance does not require any new fair value measurements. Under the new guidance, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, a fair value hierarchy is established that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Fair value measurements are separately disclosed by level within the fair value hierarchy. This new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. It shall be applied prospectively, except for the provisions related to block discounts, and existing derivative and hybrid financial instruments measured at fair value using the transaction price. This new guidance nullifies the guidance which requires the deferral of trade date gains or losses on derivatives where the fair value of those derivatives were not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The new guidance also precludes the use of a blockage factor when measuring financial instruments traded in an active market at fair value and requires consideration of nonperformance risk when measuring liabilities at fair value. Effective April 1, 2008, the MUFG Group adopted the new guidance for measurement of fair value. Upon its adoption, the difference between the carrying amount and fair value of the derivatives measured under the previous guidance was recognized as a cumulative effect to the beginning balance of retained earnings as of April 1, 2008 in the amount of ¥27,317 million, net of taxes.

In February 2008, the FASB issued new guidance on the application of fair value measurements for purposes of lease classification or measurement and new guidance on the effective date of the application of fair value measurements. The first guidance amends the fair value measurement guidance to exclude lease accounting, and other accounting topics that address fair value measurements for the purposes of lease classification or measurement. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value, regardless of whether those assets and liabilities are related to leases. The second guidance applies to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis and defers the effective date of the fair value measurement guidance to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for those items. The MUFG Group adopted the guidance on April 1, 2008 to all financial assets and liabilities measured and disclosed on a fair value basis, excluding the nonfinancial assets and liabilities. For the nonrecurring nonfinancial assets and nonfinancial liabilities, including premises and equipment, intangible assets and goodwill measured at fair value for impairment, the MUFG Group adopted the fair value measurement guidance on April 1, 2009. The adoption of this new guidance did not have a material impact on the MUFG Group’s financial position and results of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2008, the FASB issued new guidance to clarify how an entity would determine fair value in a market that is not active. This guidance was effective upon issuance and did not have a material impact on the MUFG Group’s financial position and results of operations.

In April 2009, the FASB staff issued an amendment to the fair value measurement guidance, providing additional guidance for estimating fair value when the volume and level of activity for the asset or liability has significantly decreased, including guidance on identifying circumstances that indicate a transaction is not orderly. This amendment requires entities to disclose, in both interim and annual periods, the inputs and valuation techniques used to measure fair value and provide by major categories of debt and equity securities, the fair value hierarchy and Level 3 roll-forward disclosures. This amendment was effective prospectively for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The MUFG Group adopted this amendment on April 1, 2009, which had no material impact on its financial position and results of operations.

See Note 31 for a further discussion of the adoption of the new fair value measurement guidance.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued new guidance which provided an option for measuring certain financial assets and financial liabilities using fair value. This guidance allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. This guidance was effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. The MUFG Group adopted this guidance on April 1, 2008. The MUFG Group elected the fair value option for foreign securities classified as available-for-sale held by BTMU and MUTB in the amount of ¥10,448,079 million, whose unrealized gains and losses were reported within accumulated other changes in equity from nonowner sources as of March 31, 2008. BTMU and MUTB economically manage, through their asset and liability management activities, risks associated with their foreign currency-denominated financial assets and liabilities related to fluctuation of foreign exchange rates. However, prior to the adoption of this guidance for these securities, gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while gains and losses on translation of foreign currency-denominated financial liabilities were included in current earnings. The MUFG Group elected the fair value option for these securities to mitigate accounting mismatches related to fluctuations of foreign exchange rates. As a result of adopting the fair value option on these securities, MUFG recorded an increase in the beginning balance of retained earnings as of April 1, 2008 of ¥20,150 million, net of taxes. In addition, the MUFG Group elected the fair value option for certain financial instruments held by MUS’s foreign subsidiaries, which increased the beginning balance of retained earnings as of April 1, 2008 of ¥12,829 million, net of taxes.

Business Combinations—In December 2007, the FASB issued new guidance that significantly changes the accounting for business combinations while retaining the fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This guidance further expands the definitions of a business and the fair value measurement and reporting in a business combination. This guidance states that all business combinations (whether full, partial or step acquisitions) will result in all the assets acquired and liabilities assumed and any noncontrolling (minority) interests in the acquiree being recorded at their acquisition-date fair values with limited exceptions. Certain forms of contingent considerations and certain acquired contingencies will be recorded at their acquisition-date fair value. This guidance also states acquisition costs will generally be expensed as incurred, restructuring costs will be expensed in periods after the acquisition date, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. A substantial number

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of new disclosure requirements are required to disclose all information necessary to evaluate and understand the nature and financial effect of the business combination. The accounting requirements of this guidance are applied on a prospective basis for all business combination transactions completed on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The MUFG Group adopted this guidance on April 1, 2009.

Noncontrolling Interests—In December 2007, the FASB issued new guidance which requires companies to clearly identify and present ownership interests in subsidiaries held by parties other than the parent in the consolidated financial statements within the equity section but separate from the parent’s equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interests be clearly identified and presented on the face of the consolidated statements of operations; changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for similarly as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The MUFG Group adopted this guidance on April 1, 2009. As a result, effective April 1, 2009, ¥ 232,225 million of noncontrolling interests as of March 31, 2009 was reclassified from Other liabilities to Equity on its consolidated balance sheets. Net income (loss) attributable to noncontrolling interests was ¥38,476 million, ¥(36,259) million and ¥15,257 million for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

Disclosure about Derivative Instruments and Hedging Activities—In March 2008, the FASB issued new guidance regarding a company’s disclosures on derivative instruments. This guidance requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under existing accounting guidance for derivatives and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The significant additional disclosures required by this guidance include (1) a tabular summary of the fair values of derivative instruments and their gains and losses, (2) disclosure of credit-risk-related contingent features in order to provide more information regarding an entity’s liquidity from using derivatives, and (3) cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments. This guidance is effective for fiscal years beginning after November 15, 2008, with early application encouraged. The MUFG Group adopted this guidance on April 1, 2009, and it affected the MUFG Group’s disclosures of derivative instruments and related hedging activities, and did not affect its financial position and results of operations. See Note 23 for the details of disclosures required by this guidance.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions—In February 2008, the FASB issued new guidance, which requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction unless certain criteria are met. This guidance is effective for the fiscal years beginning on or after November 15, 2008. The MUFG Group adopted this guidance on April 1, 2009, which had no material impact on its financial position and results of operations.

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities—In June 2008, the FASB issued guidance for participating securities, which clarifies that unvested share based payment awards which contain nonforfeitable rights to dividends should be considered equivalent to participating securities and included in the computation of EPS using the two-class method currently prescribed under existing accounting guidance. This guidance is effective retrospectively for the fiscal years beginning on or after December 15, 2008. The MUFG Group adopted this guidance retrospectively effective April 1, 2009, which had no impact on its results of operations or basic and diluted EPS.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recognition and Presentation of Other-Than-Temporary Impairments—In April 2009, the FASB staff issued guidance, which amends the other than temporary impairment model for debt securities. This guidance requires an entity to recognize an other than temporary impairment of a debt security if the entity has the intent to sell the debt security or if it is more likely than not the entity will be required to sell the debt security before recovery of its amortized cost basis. In addition, this guidance requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings or the noncredit component in accumulated other changes in equity from nonowner sources when the entity does not intend to sell the debt security and if it is more likely than not that the entity will not be required to sell the debt security before recovery of its amortized cost basis. This guidance also requires additional disclosures, such as the calculation of credit losses, as well as factors considered in reaching a conclusion that an investment is not other than temporarily impaired by major security types. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The MUFG Group adopted this guidance on April 1, 2009. The cumulative effect of the change included a decrease in the opening balance of Accumulated deficit at April 1, 2009 of ¥118,210 million, net of taxes with a corresponding adjustment to accumulated other changes in equity from nonowner sources. See Note 4 for a further discussion on this guidance.

Interim disclosures about Fair Value of Financial Instruments—In April 2009, the FASB staff issued guidance that requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance also requires those disclosures in summarized financial information at interim reporting periods. This amendment is effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The MUFG Group adopted this guidance from the condensed consolidated financial statements for the six months ended September 30, 2009, which did not have a significant impact on its financial position and results of operations.

Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies—In April 2009, the FASB staff issued new guidance on disclosures and accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if the acquisition date fair value can be reasonably determined. If the acquisition date fair value of such an asset or liability cannot be reasonably determined, the asset or liability would be measured using existing accounting guidance for contingencies. This guidance is effective on a prospective basis for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The MUFG Group adopted this guidance on April 1, 2009.

Subsequent Events—In May 2009, the FASB issued new guidance on subsequent events. This guidance established general guidance of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim or annual financial periods ending after June 15, 2009. The MUFG Group adopted this guidance, which had no impact on its financial position or results of operations.

In February 2010, the FASB issued new guidance to amend the disclosure requirements on subsequent events that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and is not required to disclose the date through which subsequent events are evaluated. This guidance is effective upon issuance of the guidance. The MUFG Group adopted this guidance immediately upon the issuance, which had no impact on its financial position or results of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employers’ Disclosures and Postretirement Benefit Plan Assets—In December 2008, the FASB issued guidance to revise disclosures related to employers’ postretirement benefit plan assets. The guidance contains amendments to enhance the transparency surrounding the types of assets and associated risks in an employer’s defined benefit pension or other postretirement plan. It expands on the existing disclosure requirements by adding required disclosures about: (1) how investment allocation decisions are made by management, (2) major categories of plan assets, and (3) significant concentrations of risk. In addition, the guidance requires an employer to disclose information about the valuation techniques used to measure fair value. The new disclosures are required to be included in financial statements for fiscal years ending after December 15, 2009 with early application permitted. The MUFG Group adopted this guidance on March 31, 2010. These additional disclosures did not affect the MUFG Group’s financial position or results of operations. See Note 15 for details of the additional disclosures required by this guidance.

Investments in Certain Entities That Calculate Net Asset Value per Share—In September 2009, the FASB issued new guidance which amends the guidance on the measurement of fair value of an alternative investment which does not have a readily determinable fair value. This guidance permits entities to use net asset value per share as a practical expedient to measure the fair value of certain alternative investments. This guidance also requires disclosures about the attributes of investments by major category, determined based on the nature and risks of the investment. This guidance is effective for interim and annual reporting periods ending after December 15, 2009, with early application permitted. The MUFG Group adopted this guidance on March 31, 2010, which had no material impact on the MUFG Group's financial position or results of operations. See Note 31 for the details of disclosures required by this guidance.

Accounting and Reporting for Decreases in Ownership of a Subsidiary—In January 2010, the FASB issued new guidance which provides clarity over application of accounting and reporting for decreases in ownership of a subsidiary. This guidance clarifies that the scope of accounting and reporting for decreases in ownership of a subsidiary includes a subsidiary or group of assets that is a business or nonprofit activity, but excludes sales of in-substance real estate. This guidance also requires additional disclosures for fair value measurements relating to retained investments in a deconsolidated subsidiary or a preexisting interest held by an acquirer in a business combination. This guidance is effective beginning in the period that an entity adopts the new guidance on noncontrolling interests noted above, or if the new guidance on noncontrolling interests was adopted previously, it is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The MUFG Group adopted this guidance for the annual period ended March 31, 2010, which had no material impact on its financial position or results of operations. See Note 20 for details of the additional disclosures required by this guidance.

Recently Issued Accounting Pronouncements

Amendment of Accounting for Transfers of Financial Assets—In June 2009, the FASB issued new guidance which clarifies the application of certain derecognition concepts and eliminates the concept of a qualifying special purpose entity. The guidance also clarifies the concept of “surrendered control” to consider any continuing involvement with the transferred assets regardless of when the terms were agreed. In addition, the guidance introduces the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Finally, the guidance eliminated certain alternatives with respect to initial recognition and measurement and replaced them with a requirement that a transferor recognize and initially measure all assets obtained including a transferor’s beneficial interest and liabilities incurred as a result of a transfer of financial assets accounted for as a sale, at fair value. This guidance is effective for the first annual reporting period beginning after November 15, 2009, and interim periods within that year. Early adoption is prohibited. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amendment of Accounting for Consolidation of Variable Interest Entities—In June 2009, the FASB issued new guidance which amends the accounting for consolidation of variable interest entities. This guidance changes the current guidance by modifying the characteristics for assessing a primary beneficiary to include entities that have the power to direct the activities of the variable interest entity which significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity. This must be reassessed on an ongoing basis. In addition, this guidance amends the identification of variable interest entities by eliminating the scope exception for qualified special purpose entities and adding an additional reconsideration event for determining whether an entity is a variable interest entity. This guidance is effective for the first annual reporting period beginning after November 15, 2009, and interim periods within that year. Early adoption is prohibited. The MUFG Group adopted this guidance on April 1, 2010. In February 2010, the FASB issued new guidance which amends this consolidation guidance to defer the requirements of the consolidation guidance for determining beneficiary of variable interest entities for certain investment funds including mutual funds, private equity funds, hedge funds, venture capital funds, mortgage real estate investment funds and certain real estate investment funds. See Note 25 for the additional information upon the adoption.

Measuring Liabilities at Fair Value—In August 2009, the FASB issued new guidance which provides amendments for the fair value measurements of liabilities. In situations where a quoted price in an active market for an identical liability is not available, a reporting entity is required to measure fair value using one of two prescribed valuation techniques. There is no requirement to consider transfer restrictions on the liability. This guidance is effective for the first interim and annual reporting periods beginning after August 26, 2009. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Disclosure about Fair Value Measurements—In January 2010, the FASB issued new guidance which requires a new disclosure and clarifies existing disclosure requirements on fair value measurements. The guidance requires additional disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and activity in Level 3 fair value measurement. This guidance also clarifies existing disclosure requirements regarding level of disaggregation and valuation inputs and techniques. This guidance is effective for interim and annual reporting period beginning after December 15, 2009, except for the disclosure of the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for interim and annual reporting beginning after December 15, 2010. Early adoption of the guidance is permitted. The MUFG Group does not expect the provisions of this new guidance to have a material effect on its financial position and results of operations.

Technical Corrections to Various Topics—In February 2010, the FASB issued new guidance which eliminates inconsistencies and outdated provisions and provides needed clarifications, for example, for guidance on embedded derivatives and hedging and guidance on income tax accounting in a reorganization. The amendments are effective for the first interim and annual reporting periods beginning after issuance, except for certain amendments. The clarifications of the guidance on the embedded derivatives and hedging are effective for fiscal years beginning after December 15, 2009, and should be applied to existing contracts (hybrid instruments) containing embedded derivative features at the date of adoption. The amendments to the guidance on accounting for income taxes in a reorganization should be applied to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. For those reorganizations reflected in interim financial statements issued before the amendments in this new guidance are effective, retrospective application is required. The MUFG Group does not expect the provisions of this new guidance to have a material effect on its financial position and results of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amendments to Accounting Scope of Embedded Credit Derivatives—In March 2010, the FASB issued new guidance which clarifies the scope exception related to embedded credit derivatives. This guidance addresses how to determine which embedded credit derivative features, including those in collateralized debt obligations and synthetic collateralized debt obligations, are considered to be embedded derivatives that are exempt from potential bifurcation and separate accounting requirement. This guidance is effective for the first interim reporting period beginning after June 15, 2010 with early application permitted at the beginning of the first interim reporting period beginning after the issuance of this new guidance. In initially adopting this new guidance, an entity may elect the fair value option for any investment in a beneficial interest in a securitized financial asset. The election of the fair value option is irrevocable and should be determined on an instrument-by-instrument basis at the beginning of the reporting period of initial adoption. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Amendment of Accounting for Impaired Loan when the Pool of Loan is Accounted for as a Single Asset—In April 2010, the FASB issued new guidance which amends the accounting for modifications of loans that are acquired with evidence of credit deterioration and accounted for as a pool. The amendment provides that modifications of such loan, which are acquired with evidence of credit deterioration and accounted for as a pool, do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. No additional disclosures are required as a result of this guidance. This guidance is effective for modifications of loans accounted for within pools occurring in the first interim or annual period ending on or after July 15, 2010. Upon initial adoption of the guidance, an entity may make a one-time election to terminate accounting for loans as a pool. This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration. Early adoption is permitted. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and result of operations.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses—In July 2010, the FASB issued new guidance which requires additional disclosures and amends existing disclosure requirements on allowances for credit losses and the credit quality of financial receivables. The guidance requires additional disclosures on credit quality indicators of financing receivables, aging of past due financing receivables, nature and extent of troubled debt restructuring and modifications, and significant purchases and sales of financing receivables on a disaggregate basis. Existing guidance is amended to require disclosure of financing receivables on a more disaggregated basis. This guidance will be required for interim and annual reporting periods ending on or after December 15, 2010. Specific items regarding activity that occurs during a reporting period, such as the allowance rollforward and modification disclosures will be required for interim and annual reporting periods beginning on or after December 15, 2010. This new guidance will only affect the MUFG Group’s disclosures about the credit quality of financing receivables and allowances for credit losses, and will not affect its financial position and results of operations.

2.    DISCONTINUED OPERATIONS

The MUFG Group accounted for discontinued operations in accordance with the accounting guidance for impairment or disposal of long-lived assets and presented the results of discontinued operations as a separate line item in the consolidated statements of operations.

During the fiscal year ended March 31, 2008, UnionBanCal Corporation (“UNBC”) entered into a Deferred Prosecution Agreement with the United States Department of Justice (“DOJ”) relating to past violations of Bank Secrecy Act and other anti-money laundering regulations that occurred in UNBC’s now discontinued international banking business. As part of this agreement, UNBC paid the DOJ ¥2,545 million for the fiscal year

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ended March 31, 2008. The ¥2,545 million payment and ¥194 million of related legal and other outside services costs were allocated to discontinued operations as these past violations pertained to UNBC’s international banking business. The income tax benefit of ¥69 million for the fiscal year ended March 31, 2008 reflects the nondeductibility of the ¥2,545 million payment to the DOJ.

The components of loss from discontinued operations for the fiscal years ended March 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	(in millions)
Loss from discontinued operations	¥(2,739)	¥—	¥—
Income tax benefit	(69)	—	—

Loss from discontinued operations—net	(2,670)	—	—
Net loss attributable to noncontrolling interests	(924)	—	—

Net loss from discontinued operations attributable to Mitsubishi UFJ Financial Group	¥(1,746)	¥—	¥—

3.    BUSINESS DEVELOPMENTS

Mitsubishi UFJ NICOS Co., Ltd.

On April 1, 2007, the merger between UFJ NICOS Co., Ltd. (“UFJ NICOS”) and DC Card Co., Ltd. (“DC Card”), two credit card subsidiaries of BTMU, came into effect with UFJ NICOS being the surviving entity and UFJ NICOS renamed Mitsubishi UFJ NICOS. Each share of DC Card’s common stock was exchanged for 30 shares of UFJ NICOS’s common stock. The assets and liabilities acquired through the purchase of the noncontrolling interest in DC Card were measured based on their fair value as of April 1, 2007. The MUFG Group initially recorded approximately ¥4 billion of intangible assets.

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

The MUFG Group reorganized the capital structure of Mitsubishi UFJ NICOS, a 76%-owned subsidiary, by eliminating the only outstanding class of capital stock other than the common stock and by having The Norinchukin Bank (“Norinchukin”) become the sole noncontrolling shareholder. This reorganization was carried out in order to further enhance the strategic integrity and flexibility of the MUFG Group and to strive for effective utilization of managerial resources within the MUFG Group.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The foregoing reorganization was accounted for as follows:

The assets and liabilities acquired through the purchase of the noncontrolling interest of Mitsubishi UFJ NICOS were accounted for using the purchase method of accounting and were recorded based on their fair value as of August 1, 2008. The MUFG common stock issued in the share exchange was valued at ¥131 billion based on the average market price for a reasonable period before and after the date the terms of the acquisition were agreed to and announced. As a result, MUFG owned all the outstanding Mitsubishi UFJ NICOS common stocks. The MUFG Group recorded approximately ¥23 billion of goodwill and ¥27 billion of intangible assets.

The acquisition of Mitsubishi UFJ NICOS Class 1 stock and the sale of Mitsubishi UFJ NICOS common stock were treated as one unit of account within the context of MUFG’s conversion of the Class 1 stock. The foregoing transactions were accounted for as: (i) a capital transaction representing an induced conversion by Norinchukin of Mitsubishi UFJ NICOS Class 1 stock for approximately 186.6 million shares of Mitsubishi UFJ NICOS common stock, and (ii) the sale by MUFG of approximately 57.4 million shares of Mitsubishi UFJ NICOS common stock, and (iii) the issuance of 69.5 million shares of MUFG common stock. As a result, MUFG recognized a credit to capital surplus of ¥71 billion and recognized ¥8 billion as a direct charge to retained earnings representing the effect of the inducement calculated based on the excess number of Mitsubishi UFJ NICOS common stock deemed received by Norinchukin (over the number of Mitsubishi UFJ NICOS common stock that it would have otherwise received had it converted Mitsubishi UFJ NICOS Class 1 stock under its contractual terms). In addition, gains on the sale of the 57.4 million shares of Mitsubishi UFJ NICOS common stock of ¥6 billion were recognized in the statements of operations. Furthermore, net loss available to common shareholders of Mitsubishi UFJ Financial Group was increased by ¥8 billion attributable to the effect of the induced conversion in the calculation of EPS.

All the MUFG common stock issued to effect the foregoing transactions were previously held as treasury stock. The difference between their carrying amounts and the amount at which the corresponding reissuance was measured was respectively recorded in capital surplus and unappropriated retained earnings.

kabu.com Securities Co., Ltd.

BTMU acquired approximately 20% ownership of kabu.com Securities Co., Ltd. (“kabu.com Securities”), a retail online securities company in Japan through tender offers, valuing the transaction at approximately ¥41 billion, resulting in increasing MUFG’s ownership to approximately 51% during the fiscal year ended March 31, 2008. The assets and liabilities acquired through purchases of the noncontrolling interest of kabu.com Securities were measured based on their fair value. The MUFG Group recorded approximately ¥78 billion of goodwill and approximately ¥10 billion of intangible assets. The purpose of the acquisition is to strengthen the retail online securities business and enhance the comprehensive Internet-based financial services the MUFG Group provides.

Mitsubishi UFJ Securities Co., Ltd.

On September 30, 2007, MUFG and MUS executed a share exchange. The share exchange ratio was set at 1.02 shares of MUFG common stock to one share of MUS common stock, valuing the transaction at approximately ¥370 billion. The share exchange ratio was calculated based on the MUFG’s stock after the stock split, which was effective on September 30, 2007. MUFG’s treasury stock was exchanged for the shares of MUS common stock and there was no issuance of new shares. Losses on the share exchange were charged to Capital surplus for the fiscal year ended March 31, 2008. As a result of the share exchange, MUS became a wholly owned subsidiary of MUFG. MUFG previously owned approximately 60% of MUS. The assets and liabilities acquired through the purchase of the noncontrolling interest of MUS were measured based on their fair value as

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of September 30, 2007. The MUFG Group initially recorded approximately ¥23 billion of goodwill and ¥98 billion of intangible assets. The purpose of making MUS a wholly-owned subsidiary is, among other factors, to seize the opportunities presented by the deregulation of the Japanese financial markets and further enhance cooperation between group companies.

UnionBanCal Corporation

BTMU acquired approximately 36% ownership of UNBC through cash tender offers, valuing the transaction at approximately ¥389 billion. The offer expired on September 26, 2008, with purchase of the shares being effective on October 1, 2008. After the offer, BTMU owned approximately 97 % of UNBC’s outstanding common stock and acquired the remaining common stock on November 4, 2008. As a result of the tender offers, followed by the second-step merger, UNBC became a wholly owned subsidiary of BTMU. BTMU previously owned approximately 64% of UNBC. The assets and liabilities acquired through the purchase of the noncontrolling interest of UNBC were measured based on their fair value as of October 1, 2008. The MUFG Group initially recorded approximately ¥175 billion of goodwill and ¥67 billion of intangible assets. The purpose of making UNBC a wholly-owned subsidiary is to achieve greater management flexibility and aim to further strengthen the MUFG Group’s presence in the United States.

4.    INVESTMENT SECURITIES

The amortized costs, gross unrealized gains and losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2009 and 2010 were as follows:

At March 31, 2009:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥23,846,153	¥55,409	¥8,788	¥23,892,774
Japanese prefectural and municipal bonds	277,895	4,684	101	282,478
Foreign governments and official institutions bonds	185,561	5,247	177	190,631
Corporate bonds	3,791,045	86,310	8,327	3,869,028
Mortgage-backed securities	676,326	8,232	16,320	668,238
Other debt securities	576,298	5,151	54,292	527,157
Marketable equity securities	3,340,339	730,038	110,596	3,959,781

Total	¥32,693,617	¥895,071	¥198,601	¥33,390,087

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,352,213	¥19,032	¥1,593	¥1,369,652
Japanese prefectural and municipal bonds	51,961	753	—	52,714
Foreign governments and official institutions bonds	204,954	2,337	246	207,045
Corporate bonds	143,236	1,647	7	144,876
Other debt securities	1,059,989	11,208	19,038	1,052,159

Total	¥2,812,353	¥34,977	¥20,884	¥2,826,446

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2010:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥39,431,089	¥63,871	¥62,099		¥39,432,861
Japanese prefectural and municipal bonds	272,829	8,148	77		280,900
Foreign governments and official institutions bonds	1,340,750	8,882	4,406		1,345,226
Corporate bonds	3,394,320	88,762	8,434		3,474,648
Residential mortgage-backed securities	934,203	16,004	8,796		941,411
Commercial mortgage-backed securities	57,098	2	3,805		53,295
Asset-backed securities, excluding mortgage-backed securities	329,590	773	2,545		327,818
Other debt securities	1,037	—	—		1,037
Marketable equity securities	3,082,948	1,477,616	5,884		4,554,680

Total	¥48,843,864	¥1,664,058	¥96,046		¥50,411,876

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,076,900	¥17,250	¥—		¥1,094,150
Japanese prefectural and municipal bonds	42,348	585	—		42,933
Foreign governments and official institutions bonds	607,558	8,309	300		615,567
Corporate bonds	127,369	2,280	—		129,649
Asset-backed securities, excluding mortgage-backed securities	1,086,788	56,245	253	(1)	1,142,780
Other debt securities	2,838	4	—		2,842

Total	¥2,943,801	¥84,673	¥553		¥3,027,921

Note:

(1)	UNBC reclassified CLOs, which totaled ¥111,895 million at fair value, from securities available for sale to securities being held to maturity during the fiscal year ended March 31, 2010. As a result of the reclassification, the unrealized losses at the date of transfer remained in accumulated other changes in equity from nonowner sources in the accompanying consolidated balance sheets was ¥48,914 million before taxes at March 31, 2010 and not included in the table above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the second half of the fiscal year ended March 31, 2009, it was observed that there was a rare circumstance where the liquidity of certain foreign investment securities was significantly reduced due to the global financial market turmoil lasting for a substantial period of time, and resulted in difficulties selling these securities at prices that would be realized under normal market conditions. In light of this rare circumstance, the MUFG Group changed its intent to hold certain foreign investment securities until their maturities. According to this change of the intent, BTMU reclassified these investment securities, which consist of asset-backed securities, from the trading category to the securities being held to maturity category on January 30, 2009. These securities, which were classified as “Other debt securities” of the held to maturity category at March 31, 2009, are classified as “Asset-backed securities, excluding mortgage-backed securities” of the held to maturity category at March 31, 2010. The reclassification of these investment securities was made at fair value of ¥1,053,029 million on the date of reclassification. While these trading securities were measured at fair value with their unrealized holding gains and losses recognized in earnings, the reclassified securities being held to maturity are measured at amortized cost as of the balance sheet date. The carrying amounts of the reclassified investment securities were ¥1,056,339 million and ¥972,327 million at March 31, 2009 and 2010, respectively.

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥1,390,315 million and ¥1,655,812 million, at March 31, 2009 and 2010, respectively, because their fair values were not readily determinable. The MUFG Group periodically monitors the status of each investee including the credit ratings and changes in the MUFG Group’s share of net assets in the investees as compared with its shares at the time of investment, or utilizes commonly accepted valuation models for certain nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future, to determine if impairment losses exist. The impairment losses recognized on these nonmarketable securities were ¥43,451 million, ¥42,620 million and ¥24,751 million in the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

The impairment of cost-method investments is not evaluated when valuation models are not applicable if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Accordingly, the MUFG Group did not estimate the fair value of such investments which had aggregated costs of ¥163,813 million and ¥532,419 million, at March 31, 2009 and 2010, respectively, since it was not practical. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers presented in Other investment securities were carried at fair value of ¥43,809 million and ¥35,026 million at March 31, 2009 and 2010, respectively.

See Note 31 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2010 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held-to-maturity		Available for sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥341,996	¥344,909	¥16,191,114
Due from one year to five years	1,523,489	1,548,319	22,602,840
Due from five years to ten years	358,809	385,880	3,815,240
Due after ten years	719,507	748,813	3,248,002

Total	¥2,943,801	¥3,027,921	¥45,857,196

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended March 31, 2008, 2009 and 2010, gross realized gains on sales of investment securities available for sale were ¥324,715 million, ¥224,507 million and ¥344,353 million, respectively, and gross realized losses on sales of investment securities available for sale were ¥239,635 million, ¥75,165 million and ¥47,117 million, respectively.

For the fiscal years ended March 31, 2008, 2009 and 2010, losses resulting from impairment of investment securities to reflect the decline in value considered to be other than temporary were ¥1,543,779 million, ¥858,874 million and ¥117,485 million, respectively, which were included in Investment securities gains (losses)—net in the consolidated statements of operations. The losses of ¥1,543,779 million for the fiscal year ended March 31, 2008 included losses of ¥1,169,069 million from debt securities available for sale mainly classified as Foreign governments and official institutions bonds and Mortgage-backed securities, and ¥331,259 million from marketable equity securities. The losses of ¥858,874 million for the fiscal year ended March 31, 2009 included losses of ¥155,489 million from debt securities available for sale mainly classified as Japanese national government bonds and corporate bonds, and ¥660,719 million from marketable equity securities. The losses of ¥117,485 million for the fiscal year ended March 31, 2010 primarily included losses of ¥29,822 million from debt securities available for sale mainly classified as corporate bonds and ¥62,912 million from marketable equity securities.

The following table shows the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2009 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2009:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥8,449,806	¥8,788	¥—	¥—	¥8,449,806	¥8,788	97
Japanese prefectural and municipal bonds	33,437	101	—	—	33,437	101	30
Foreign governments and official institutions bonds	7,860	176	152	1	8,012	177	19
Corporate bonds	667,722	8,327	—	—	667,722	8,327	5,178
Mortgage-backed securities	108,635	8,535	72,017	7,785	180,652	16,320	138
Other debt securities	29,804	1,077	98,703	53,215	128,507	54,292	228
Marketable equity securities	820,181	110,564	48	32	820,229	110,596	225

Total	¥10,117,445	¥137,568	¥170,920	¥61,033	¥10,288,365	¥198,601	5,915

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥2,524	¥81	¥23,244	¥1,512	¥25,768	¥1,593	5
Foreign governments and official institutions bonds	34,316	246	—	—	34,316	246	6
Corporate bonds	1,603	4	2,701	3	4,304	7	8
Other debt securities	670,774	19,038	—	—	670,774	19,038	75

Total	¥709,217	¥19,369	¥25,945	¥1,515	¥735,162	¥20,884	94

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2010 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2010:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥21,109,870	¥25,459	¥1,806,501	¥36,640	¥22,916,371	¥62,099	114
Japanese prefectural and municipal bonds	10,009	77	—	—	10,009	77	3
Foreign governments and official institutions bonds	822,500	4,404	138	2	822,638	4,406	122
Corporate bonds	431,826	4,709	292,544	3,725	724,370	8,434	5,314
Residential mortgage-backed securities	269,805	2,269	76,545	6,527	346,350	8,796	123
Commercial mortgage-backed securities	2,946	250	47,396	3,555	50,342	3,805	28
Asset-backed securities, excluding mortgage-backed securities	12,546	1,672	20,705	873	33,251	2,545	26
Marketable equity securities	96,997	5,711	1,554	173	98,551	5,884	119

Total	¥22,756,499	¥44,551	¥2,245,383	¥51,495	¥25,001,882	¥96,046	5,849

Securities being held to maturity:
Debt securities:
Foreign governments and official institutions bonds	¥85,069	¥300	¥—	¥—	¥85,069	¥300	9
Asset-backed securities, excluding mortgage-backed securities	9,571	20	138,402	233	147,973	253	226

Total	¥94,640	¥320	¥138,402	¥233	¥233,042	¥553	235

In April 2009, the FASB staff issued guidance, which amended the other-than-temporary impairment (“OTTI”) model for debt securities. Under the new guidance, OTTI losses must be recognized in earnings if an investor has the intent to sell the debt security, if it is more likely than not that the investor will be required to sell the debt security before recovery of its amortized cost basis, or if an investor does not expect to recover the entire amortized cost basis of the security. Any impairment on securities an investor intends to sell or is more likely than not required to sell is recognized in earnings for the entire difference between the amortized cost and its fair value. Any impairment on securities an investor does not intend to sell or it is not more likely than not that the investor will be required to sell before recovery is separated into an amount representing the credit loss, which is recognized in earnings, and an amount related to all other factors, which is recognized in other changes in equity from nonowner sources.

The following describes the nature of the MUFG Group’s investments and the conclusions reached on the temporary or other than temporary status of the unrealized losses.

Japanese and foreign governments, agency, or municipal bonds

As of March 31, 2010, the unrealized losses associated with Japanese and foreign governments and agency bonds are not expected to have any credit losses due to the guarantees provided by the governments or such unrealized losses are primarily driven by changes in interest rates, not due to credit losses. Therefore, the MUFG Group expects to recover the entire amortized cost basis of these securities and as such has not recorded any impairment losses in the accompanying consolidated statements of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Residential and commercial mortgage-backed securities

As of March 31, 2010, the unrealized losses associated with federal agency residential mortgage-backed securities, which are issued by Government-Sponsored Enterprises (“GSE”) of the United States and collateralized by residential mortgage loans, are expected to be primarily driven by changes in interest rates and not due to credit losses. The unrealized losses associated with other non-agency residential and commercial mortgage-backed securities issued by financial institutions with no guarantee from GSEs are primarily rated investment grade, and with consideration of other factors, such as expected cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. As such, no impairment was recorded in the accompanying consolidated statements of operations.

Asset-backed securities, excluding mortgage-backed securities

As of March 31, 2010, the unrealized losses associated with asset-backed securities are primarily related to certain CLOs, which are structured finance products that securitize diversified pool of loan assets into multiple classes of notes from the cash flows generated by such loans, and pay the note holders through the receipt of interest and principal repayments from the underlying loans. Certain of these CLOs are highly illiquid securities for which fair values are difficult to obtain. Unrealized losses arise from widening credit spreads, credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s opinion of the performance of the fund managers. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment, which is performed when the fair value of a security is lower than its amortized cost. Any security with a change in credit rating is also subject to cash flow analysis to determine whether or not an other-than-temporary impairment exists. The fair value of the CLO portfolio was adversely impacted during the fiscal years ended March 31, 2009 and 2010 by the overall financial market crisis. The MUFG Group monitored performance of securities and performed expected cash flow analysis, which indicated no observable credit quality issues on such securities at March 31, 2010. As a result, no impairment was recorded in the accompanying consolidated statements of operations.

Corporate bonds

As of March 31, 2010, the unrealized losses associated with the corporate bonds are primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the bonds as estimated using the MUFG Group’s cash flow projections using its base assumptions. The key assumptions include probability of default based on credit rating of the bond issuers and loss given default.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a roll-forward of the credit loss component recognized in earnings. The beginning balance represents the credit loss component for which OTTI occurred on debt securities in the periods prior to April 1, 2009. The additions represent the first time a debt security was credit impaired or when subsequent credit impairments have occurred. The credit loss component is reduced when the MUFG Group sells or the corporate bonds mature. Additionally, the credit loss component is reduced if the MUFG Group receives or expects to receive cash flows in excess of what the MUFG Group previously expected to receive over the remaining life of the credit-impaired debt securities.

Fiscal year ended March 31, 2010
(in millions)
Beginning balance as of April 1, 2009	¥40,556
Additions:
Initial credit impairments	24,587
Subsequent credit impairments	5,235
Reductions:
Realized losses for securities sold or matured	(33,787)

Ending balance as of March 31, 2010	¥36,591

The cumulative decline in fair value of the credit impaired corporate bonds held at March 31, 2010 was ¥29,228 million. Of which, the credit loss component recognized in earnings was ¥36,591 million, and the remaining related to all other factors recognized in accumulated other changes in equity from nonowner sources before taxes was ¥7,363 million at March 31, 2010.

Marketable equity securities

The MUFG Group has determined that unrealized losses on marketable equity securities are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other than temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic factors and the issuers’ performance. The MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other than temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

At March 31, 2010, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above, and since the MUFG Group primarily makes these investments for strategic purposes to maintain long-term relationship with its customers.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    LOANS

Loans at March 31, 2009 and 2010, by domicile and type of industry of borrowers are summarized below:

Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan.

	2009	2010
	(in millions)
Domestic:
Manufacturing	¥12,922,822	¥12,027,795
Construction	1,803,541	1,427,933
Real estate(1)	10,436,795	12,261,588
Services(1)	6,750,442	3,714,148
Wholesale and retail	9,760,805	8,597,192
Banks and other financial institutions(2)	4,836,047	4,159,603
Communication and information services	732,652	1,339,753
Other industries	9,515,861	9,393,031
Consumer	20,542,398	19,096,832

Total domestic	77,301,363	72,017,875

Foreign:
Governments and official institutions	351,134	490,376
Banks and other financial institutions(2)	2,687,004	2,970,470
Commercial and industrial	17,550,544	14,252,704
Other	2,510,521	2,554,209

Total foreign	23,099,203	20,267,759

Unearned income, unamortized premiums—net and deferred loan fees—net	(90,225)	(99,724)

Total(3)	¥100,310,341	¥92,185,910

Notes:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, loans to lease financing companies of ¥2,392,425 million were included in “Real estate” at March 31, 2010. At March 31, 2009, the related balances had been included in “Services.”
(2)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category.
Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(3)	The above table includes loans held for sale of ¥119,596 million and ¥102,268 million at March 31, 2009 and 2010, respectively, which are carried at the lower of cost or estimated fair value.

Nonaccrual and restructured loans were ¥1,771,110 million and ¥1,981,201 million at March 31, 2009 and 2010, respectively. Had interest on these loans been accrued pursuant to the original terms, gross interest income on such loans for the fiscal years ended March 31, 2009 and 2010 would have been approximately ¥93.4 billion and ¥96.2 billion, respectively, of which approximately ¥47.5 billion and ¥38.8 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of operations. Accruing loans contractually past due 90 days or more were ¥21,487 million and ¥26,418 million at March 31, 2009 and 2010, respectively.

The MUFG Group provided commitments to extend credit to customers with restructured loans. The amounts of such commitments were ¥40,001 million and ¥23,885 million at March 31, 2009 and 2010, respectively. See Note 24 for further discussion of commitments to extend credit.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. A summary of the recorded balances of impaired loans and related impairment allowance at March 31, 2009 and 2010 is shown below:

	2009		2010
	Recorded loan balance	Impairment allowance	Recorded loan balance	Impairment allowance
	(in millions)
Requiring an impairment allowance	¥1,168,477	¥618,560	¥1,465,040	¥770,262
Not requiring an impairment allowance(1)	407,755	—	360,812	—

Total(2)	¥1,576,232	¥618,560	¥1,825,852	¥770,262

Notes:

(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of nil and ¥14,524 million at March 31, 2009 and 2010, respectively.

The average recorded investments in impaired loans were approximately ¥1,397 billion, ¥1,556 billion and ¥1,717 billion, respectively, for the fiscal years ended March 31, 2008, 2009 and 2010.

For the fiscal years ended March 31, 2008, 2009 and 2010, the MUFG Group recognized interest income of approximately ¥48.3 billion, ¥40.0 billion and ¥33.4 billion, respectively, on impaired loans. Interest income on nonaccrual loans was recognized on a cash basis when ultimate collectibility of principal was certain; otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans Acquired in a Transfer

In accordance with the guidance on loans and debt securities acquired with deteriorated credit quality, the following table sets forth information primarily about loans of the UFJ Holdings Group acquired in connection with the merger, for which it is probable, at acquisition, that the MUFG Group will be unable to collect all contractually required payments receivable.

	2009	2010
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥28,827	¥807
Cash flows expected to be collected at acquisitions	6,366	90
Fair value of loans at acquisition	6,366	90

Accretable yield for loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance at beginning of fiscal year	¥122,063	¥82,219
Additions	—	—
Accretion	(50,386)	(32,121)
Disposals	—	—
Reclassifications from nonaccretable difference	10,542	11,035
Deconsolidation of a subsidiary	—	(208)

Balance at end of fiscal year	¥82,219	¥60,925

Loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Outstanding balance at beginning of fiscal year	¥879,762	¥654,150
Outstanding balance at end of fiscal year	654,150	522,015
Carrying amount at beginning of fiscal year	287,322	248,511
Carrying amount at end of fiscal year	248,511	188,719

Nonaccruing loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Carrying amount at acquisition date during fiscal year	¥6,366	¥90
Carrying amount at end of fiscal year	73,260	53,459

Provisions within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance of allowance for loan losses at beginning of fiscal year	¥19,779	¥23,443
Additional provisions during fiscal year(1)	15,109	8,987
Reductions of allowance during fiscal year	6,960	4,047
Balance of allowance for loan losses at end of fiscal year	23,443	25,906

The MUFG Group considered prepayments in the determination of contractual cash flows and cash flows expected to be collected based on historical results.

Note:

(1)	Additional provisions during the fiscal year ended March 31, 2009 have been restated from ¥36,862 million to ¥15,109 million.

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

As of March 31, 2009 and 2010, the components of the investment in direct financing leases were as follows:

	2009	2010
	(in millions)
Minimum lease payment receivable	¥889,521	¥744,027
Estimated residual values of leased property	34,097	33,339
Less—unearned income	(68,493)	(61,398)

Net investment in direct financing leases	¥855,125	¥715,968

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2010 were as follows:

Direct financing leases
(in millions)
Fiscal year ending March 31:
2011	¥248,649
2012	198,061
2013	131,452
2014	80,850
2015	36,357
2016 and thereafter	48,658

Total minimum lease payment receivables	¥744,027

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

Financial institutions, including the MUFG Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the MUFG Group made loans of ¥407,078 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. On October 1, 2005, the MUFG Group acquired, at fair value, loans of the UFJ Holdings Group to HLAC in connection with the merger with UFJ Holdings. During the fiscal years ended March 31, 2009 and 2010, certain of these loans were repaid before maturity. At March 31, 2009 and 2010, outstanding loans to RCC were ¥193,628 million and ¥179,270 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The MUFG Group made non-interest-earning deposits of ¥176,089 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. The deposit balances as of March 31, 2009 and 2010, which are included in Other assets, were ¥372,114 million and ¥378,119 million, respectively, reflecting a present value discount and subsequent accretion of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of RCC.

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

Sales of Loans

The MUFG Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. In order to improve its loan quality, BTMU and MUTB actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third parties without any continuing involvement. Management of BTMU and MUTB generally approves disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. The net gains on the sales of loans were ¥14,771 million and ¥17,764 million for the fiscal years ended March 31, 2008 and 2010, respectively. The net losses on the sales of loans was ¥1,728 million for the fiscal year ended March 31, 2009.

Loan Securitization

The MUFG Group securitized loans without recourse of ¥68,090 million to the special purpose entity which was in form of trust accounting and which issued senior beneficial interests and subordinated beneficial interests in the fiscal year ended March 31, 2009. The MUFG Group had no significant securitization transactions accounted for as sales for the fiscal year ended March 31, 2010.

For the fiscal year ended March 31, 2009, the MUFG Group’s retained interests consisted of senior beneficial interests of ¥60,671 million which were recorded as investment securities. The subordinated beneficial interests of ¥7,419 million were sold and the gains or losses recognized were not material. The carrying amount of the investment securities was allocated between the senior beneficial interests and the subordinated beneficial interests based on their relative fair values at the date of the securitization. The senior beneficial interests are carried at their fair values and the unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of equity until realized. The fair value of the senior beneficial interests at March 31, 2010 was ¥38,227 million. The purpose of the special purpose entity is to hold and manage only loans without recourse. The MUFG Group provides servicing for beneficial interests in the securitized loans. However no servicing assets or liabilities were recorded as a result of this transaction since the MUFG Group received adequate compensation. The MUFG Group did not provide contractual or noncontractual financial support to the special purpose entity or subordinated beneficial interests holders. Also, there were no liquidity arrangements,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

guarantees or other commitments provided by third parties related to the transferred financial assets. At March 31, 2009 and 2010, key economic assumptions used in measuring the fair value of the senior beneficial interests were as follows:

	2009	2010
One month forward rate	0.21 - 1.15%	(0.20) - 0.90%
Credit spread	1.84 - 5.33%	3.11 - 7.89%

At March 31, 2009 and 2010, the sensitivities of the fair value to an immediate adverse change of 10 basis points (“bp”) and 20bp, and 10% and 20% were as follows:

	2009	2010
One month forward rate:
Impact of 10bp adverse change	99.72 - 99.85%	99.70 - 99.91%
Impact of 20bp adverse change	99.44 - 99.70%	99.42 - 99.84%
Credit spread:
Impact of 10% adverse change	98.99 - 99.53%	97.99 - 99.65%
Impact of 20% adverse change	97.97 - 99.07%	96.00 - 99.31%

The sensitivities are hypothetical. In this table, the effect of a variation in a particular assumption on the fair value of the senior beneficial interests was calculated without changing any other assumption; in reality, changes could be correlated and changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The table below summarizes certain cash flows between the MUFG Group and the special purpose entity for the fiscal year ended March 31, 2010.

March 31, 2010
(in millions)
Cash flows from collections received on senior beneficial interests	19,799
Cash flows from dividends on senior beneficial interests	419
Servicing fees collected	3

There were no other loans that were managed with the securitized loans, and both the transferred assets and the retained assets had no delinquencies at the end of March 31, 2010. No credit losses had been incurred from those loans for the fiscal year ended March 31, 2010.

Related Party Loans

In some cases, the banking subsidiaries of MUFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2009 and 2010, outstanding loans to such related parties were not significant.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2008, 2009 and 2010, there were no loans to related parties that were charged-off. Additionally, at March 31, 2008, 2009, and 2010, there were no loans to related parties that were impaired.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the fiscal years ended March 31, 2008, 2009 and 2010 are shown below:

	2008	2009	2010
	(in millions)
Balance at beginning of fiscal year	¥1,112,453	¥1,134,940	¥1,156,638
Provision for credit losses	385,740	626,947	647,793
Charge-offs	386,484	603,298	520,772
Less—Recoveries	30,592	26,446	52,372

Net charge-offs	355,892	576,852	468,400
Others(1)	(7,361)	(28,397)	(20,416)

Balance at end of fiscal year	¥1,134,940	¥1,156,638	¥1,315,615

Note:

(1)	Others principally include losses (gains) from foreign exchange translation. In addition, for the fiscal year ended March 31, 2010, others include adjustments related to restructuring of business operations.

As explained in Note 5, nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include the decrease in the allowance for credit losses due to loan disposal activity amounting to ¥5.9 billion, ¥13.2 billion and ¥6.8 billion for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

7.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2009 and 2010 consisted of the following:

	2009	2010
	(in millions)
Land	¥413,257	¥399,893
Buildings(1)	673,011	680,085
Equipment and furniture	653,211	681,886
Leasehold improvements(1)	250,284	235,807
Construction in progress	16,290	17,206

Total	2,006,053	2,014,877
Less accumulated depreciation	962,637	1,019,710

Premises and equipment-net	¥1,043,416	¥995,167

Note:

(1)	The balances of Buildings and Leasehold improvements at March 31, 2009 have been restated as follows:

	As previously reported	As restated
	(in millions)
Buildings	566,310	673,011
Leasehold improvements	356,985	250,284

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥113,188 million and ¥92,175 million at March 31, 2009 and 2010, respectively. Accumulated depreciation on such capitalized leases at March 31, 2009 and 2010 amounted to ¥77,777 million and ¥70,284 million, respectively.

BTMU has entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for its business operations, including bank branches. BTMU either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, BTMU was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the consolidated balance sheets and depreciated. The financing obligation at March 31, 2009 and 2010 were ¥56,053 million and ¥52,189 million, respectively.

For the fiscal years ended March 31, 2008, 2009 and 2010, the MUFG Group recognized ¥4,732 million, ¥7,480 million and ¥9,198 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥60 million, ¥2,955 million and ¥1,350 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2008, 2009 and 2010, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the changes in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2009 and 2010:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Total
		Domestic	Overseas			Total
(in millions)			Other than UNBC	UNBC	Overseas Total
Balance at March 31, 2008:
Goodwill	¥814,655	¥883,567	¥152,203	¥93,138	¥245,341	¥1,128,908	¥22,527	¥2,300	¥1,968,390
Accumulated impairment losses	(10,154)	(883,567)	(532)	—	(532)	(884,099)	—	—	(894,253)

	¥804,501	¥—	¥151,671	¥93,138	¥244,809	¥244,809	¥22,527	¥2,300	¥1,074,137

Goodwill acquired during the fiscal year(2)	25,860	1,713	—	175,262	175,262	176,975	—	—	202,835
Impairment loss	(829,901)	(1,206)	—	—	—	(1,206)	(14,735)	—	(845,842)
Reduction due to elimination of valuation allowance for deferred tax assets	(103)	—	—	—	—	—	—	—	(103)
Reduction due to sales of subsidiaries	—	—	—	(9,666)	(9,666)	(9,666)	—	—	(9,666)
Foreign currency translation adjustments and other	(357)	(46)	—	(41,532)	(41,532)	(41,578)	—	—	(41,935)

Balance at March 31, 2009:
Goodwill	840,055	885,234	152,203	217,202	369,405	1,254,639	22,527	2,300	2,119,521
Accumulated impairment losses	(840,055)	(884,773)	(532)	—	(532)	(885,305)	(14,735)	—	(1,740,095)

	¥—	¥461	¥151,671	¥217,202	¥368,873	¥369,334	¥7,792	¥2,300	¥379,426

Impairment loss	—	(461)	—	—	—	(461)	—	—	(461)
Foreign currency translation adjustments and other	—	—	—	2,533	2,533	2,533	—	—	2,533

Balance at March 31, 2010:
Goodwill	840,055	885,234	152,203	219,735	371,938	1,257,172	22,527	2,300	2,122,054
Accumulated impairment losses	(840,055)	(885,234)	(532)	—	(532)	(885,766)	(14,735)	—	(1,740,556)

	¥—	¥—	¥151,671	¥219,735	¥371,406	¥371,406	¥7,792	¥2,300	¥381,498

Notes:

(1)	See Note 29 for the business segment information of the MUFG Group.
(2)	See Note 3 for the goodwill acquired in connection with various acquisitions.

Goodwill impairment losses of ¥893,721 million, ¥845,842 million and ¥461 million were recognized for the fiscal years ended March 31, 2008, 2009 and 2010, respectively. Reporting units for which impairment losses were recognized are as follows:

Business Segment	Reporting Unit	Impairment loss
		2008	2009	2010
		(in millions)
Integrated Retail Banking Business Group	MUS-Retail	¥10,154	¥—	¥—
Integrated Retail Banking Business Group	BTMU-Retail	—	636,322	—
Integrated Retail Banking Business Group	Mitsubishi UFJ NICOS-Retail	—	193,579	—
Integrated Corporate Banking Business Group—Domestic	BTMU-Corporate	828,786	—	461
Integrated Corporate Banking Business Group—Domestic	MUTB-Real Estate	14,950	—	—
Integrated Corporate Banking Business Group—Domestic	MUS-Corporate	39,831	1,206	—
Integrated Trust Assets Business Group	MUTB-Trust	—	14,735	—

		¥893,721	¥845,842	¥461

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal year ended March 31, 2008, the MUFG group recognized ¥893,721 million as an impairment of goodwill, mainly due to the global financial market instability. MUFG’s stock price declined from ¥1,330 at March 31, 2007 to ¥860 at March 31, 2008. It led to a decrease in market capitalization and negatively affected the fair value of reporting units for the purpose of periodical goodwill impairment testing. As a result, goodwill relating to the MUS-Retail, BTMU-Corporate, MUTB-Real Estate and MUS-Corporate reporting units was impaired.

For the fiscal year ended March 31, 2009, MUFG’s stock price decreased to ¥476 and its market capitalization continuously diminished. The continuing financial crisis weakened our financial forecast, which resulted in further negative impacts to the fair value of our reporting units. As a result of the readjustment of future projections performed by management, the fair value of most reporting units, which is based on discounted cash flows, fell below their carrying amount. Based on these situations, the MUFG group recognized ¥845,842 million as an impairment of goodwill relating to the BTMU-Retail, Mitsubishi UFJ NICOS-Retail, MUS-Corporate and MUTB-Trust reporting units.

The fair value of those reporting units was estimated using the present value of expected future cash flows.

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2009 and 2010:

	2009			2010
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥1,119,020	¥583,143	¥535,877	¥1,263,031	¥707,888	¥555,143
Core deposit intangibles	637,568	265,402	372,166	638,290	329,163	309,127
Customer relationships	208,061	85,533	122,528	208,118	100,419	107,699
Trade names	62,740	8,007	54,733	60,058	8,616	51,442
Other	6,428	2,782	3,646	4,006	2,282	1,724

Total	¥2,033,817	¥944,867	1,088,950	¥2,173,503	¥1,148,368	1,025,135

Intangible assets not subject to amortization:
Indefinite-lived customer relationships			64,162			61,491
Indefinite-lived trade names			4,459			4,459
Other			34,370			25,032

Total			102,991			90,982

Total			¥1,191,941			¥1,116,117

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

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2010 amounted to ¥168,722 million, which primarily consisted of ¥168,423 million of software. The weighted average amortization periods for these assets are 5 years. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2010 amounted to ¥1,667 million.

For the fiscal years ended March 31, 2008, 2009 and 2010, the MUFG Group recognized ¥78,679 million, ¥126,885 million and ¥12,400 million, respectively, of impairment losses for intangible assets whose carrying amount exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, if available, the estimated value based on appraisals, or market prices.

The impairment loss for the fiscal year ended March 31, 2008 included a loss of ¥77,107 million relating to customer relationships in the Integrated Retail Banking Business Group and Integrated Corporate Banking Business Group—Domestic, which were subject to amortization. These intangible assets were valued based on the present value of expected future cash flows. Estimated future cash flows were revised downwards due to the global financial market instability. Accordingly, the MUFG Group reevaluated these intangible assets and recognized impairment losses.

The impairment loss for the fiscal year ended March 31, 2009 included losses of ¥83,088 million and ¥36,672 million relating to customer relationships in the Integrated Retail Banking Business Group and Integrated Trust Assets Business Group, which were subject to and not subject to amortization, respectively. These intangible assets were valued based on the present value of expected future cash flows. Estimated future cash flows were revised downwards due to the global financial market instability. Accordingly, the MUFG Group reevaluated these intangible assets and recognized impairment losses.

The impairment loss for the fiscal year ended March 31, 2010 included a loss of ¥9,239 million relating to the contractual rights on business alliance, which was reported under the Integrated Retail Banking Business Group. The intangible asset was not subject to amortization and was aggregated in Other intangible assets. The fair value of the intangible asset was calculated based on the present value of expected future cash flows. Estimated future cash flows were revised downwards due to a change in the business environment within our credit card business. Accordingly, the MUFG Group reevaluated the intangible asset and recognized an impairment loss.

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2011	¥220,047
2012	188,936
2013	155,484
2014	112,051
2015	78,079

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2008, 2009 and 2010 were as follows:

	2008(1)	2009(1)	2010
	(in millions)
Current:
Domestic	¥41,437	¥27,180	¥36,993
Foreign	65,355	114,259	53,659

Total	106,792	141,439	90,652

Deferred:
Domestic	470,859	(293,849)	297,989
Foreign	(24,606)	(107,518)	18,399

Total	446,253	(401,367)	316,388

Income tax expense (benefit) from continuing operations	553,045	(259,928)	407,040
Income tax benefit from discontinued operations	(69)	—	—
Income tax expense (benefit) reported in equity relating to:
Investment securities(1)	(918,229)	(585,322)	350,507
Derivatives qualifying for cash flow hedges(1)	2,890	2,725	(3,295)
Pension liability adjustments(1)	(34,286)	(288,856)	157,720
Foreign currency translation adjustments(1)	(31,665)	(15,004)	2,594

Total(1)	(981,290)	(886,457)	507,526

Total(1)	¥(428,314)	¥(1,146,385)	¥914,566

Note:

(1)	Effective April 1, 2009, the MUFG Group adopted new guidance regarding noncontrolling interests in subsidiaries. See Note 1 “Noncontrolling Interests” under “Accounting Changes” section for the detail. As a result, income tax expense (benefit) reported in equity and total income tax benefit for the fiscal years ended March 31, 2008 and 2009 were reclassified.

Reconciliation of Effective Income Tax Rate

Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 40.6% for the fiscal years ended March 31, 2008, 2009 and 2010. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of operations to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2008, 2009 and 2010 are as follows:

	2008(1)	2009(1)	2010
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Nondeductible expenses	5.9	(0.2)	0.2
Dividends from foreign subsidiaries	24.3	(0.3)	0.0
Foreign tax credit and payments	2.4	(0.7)	0.7
Lower tax rates applicable to income of subsidiaries	(18.9)	0.0	(0.7)
Change in valuation allowance	334.3	(2.3)	(5.8)
Realization of previously unrecognized tax effects of subsidiaries	(1.2)	(1.7)	(0.9)
Nontaxable dividends received	(36.3)	0.4	(0.1)
Impairment of goodwill	701.2	(19.5)	0.0
Undistributed earnings of subsidiaries	8.7	(1.5)	(1.6)
Tax and interest expense for uncertainty in income taxes	2.0	(1.0)	0.6
Other—net	5.6	0.9	(1.3)

Effective income tax rate	1068.6%	14.7%	31.7%

Note:

(1)	Effective April 1, 2009, the MUFG Group adopted new guidance regarding noncontrolling interests in subsidiaries. See Note 1 “Noncontrolling Interests” under “Accounting Changes” section for the detail. As a result, a reconciliation of the effective income tax rate for the fiscal years ended March 31, 2008 and 2009 were adjusted.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2009 and 2010 were as follows:

	2009	2010
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥798,020	¥902,282
Operating loss carryforwards	775,298	518,948
Loans	22,637	12,746
Accrued liabilities and other	394,606	397,255
Premises and equipment, including sale-and-leaseback transactions	124,582	128,158
Derivative financial instruments	44,868	28,861
Investment securities (including trading account assets at fair value under fair value option)	809,996	82,470
Accrued severance indemnities and pension plans	269,799	100,804
Valuation allowance(1)	(729,874)	(641,619)

Total deferred tax assets	2,509,932	1,529,905

Deferred tax liabilities:
Intangible assets	247,003	212,845
Lease transactions	50,965	50,611
Other	76,972	55,055

Total deferred tax liabilities	374,940	318,511

Net deferred tax assets	¥2,134,992	¥1,211,394

Note:

(1)	At March 31, 2009, ¥329 billion of the valuation allowance related to gross deferred tax assets was attributable to the merger with UFJ Holdings and to the acquisition of noncontrolling interests of Mitsubishi UFJ NICOS and MUS. For the fiscal year ended March 31, 2009, the tax benefit of less than ¥1 billion, attributed to the merger or the acquisition was recognized by eliminating the valuation allowance and was applied to reduce goodwill.

The valuation allowance was provided primarily against deferred tax assets recorded at MUFG and its subsidiaries with operating loss carryforwards. The amount of the valuation allowance is determined based on a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2009 and 2010 to the extent that it is more likely than not that they will not be realized.

Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2010, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥26,179 million. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither plans nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating Loss and Tax Credit Carryforwards

At March 31, 2010, the MUFG Group had operating loss carryforwards of ¥1,175,452 million and tax credit carryforwards of ¥5,976 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2011	¥96,799	¥—
2012	697,417	—
2013	205,803	—
2014	28,096	—
2015	47,801	—
2016	52,801	—
2017 and thereafter	30,420	5,158
No definite expiration date	16,315	818

Total	¥1,175,452	¥5,976

Uncertainty in Income Tax

The MUFG Group adopted new guidance on accounting for uncertainty in income taxes on April 1, 2007. The following is a roll-forward of the MUFG Group’s unrecognized tax benefits based on this guidance for the fiscal years ended March 31, 2008, 2009 and 2010:

	2008	2009	2010
	(in millions)
Balance at beginning of fiscal year	¥34,969	¥44,764	¥72,857
Gross amount of increases for current year’s tax positions	14,764	23,960	2,771
Gross amount of increases for prior years’ tax positions	4,202	15,104	15,208
Gross amount of decreases for prior years’ tax positions	(3,861)	(5,459)	(5,506)
Net amount of changes relating to settlements with tax authorities	179	447	(6,695)
Decreases due to lapse of applicable statutes of limitations	(1,291)	(14)	(1,281)
Foreign exchange translation	(4,198)	(5,945)	(1,875)

Balance at end of fiscal year	¥44,764	¥72,857	¥75,479

The total amount of unrecognized tax benefits at March 31, 2008, 2009 and 2010 that, if recognized, would affect the effective tax rate are ¥11,013 million, ¥25,471 million and ¥27,192 million, respectively. The remainder of the uncertain tax positions has offsetting amounts in other jurisdictions or is a temporary difference.

The MUFG Group classifies accrued interest and penalties, if applicable, related to income taxes as Income tax expenses. Interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the consolidated financial statements for the fiscal years ended March 31, 2008, 2009 and 2010:

	2008	2009	2010
	(in millions)
Balance at beginning of fiscal year	¥3,540	¥4,047	¥5,842
Total interest and penalties in the consolidated statements of operations	1,532	2,588	4,490
Total cash settlements and foreign exchange translation	(1,025)	(793)	(3,059)

Balance at end of fiscal year	¥4,047	¥5,842	¥7,273

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2010
United States—Federal	2003 and forward
United States—California	2004 and forward
United States—New York	2001 and forward
United States—New York City	2000 and forward

The MUFG Group does not anticipate any significant increases or decreases to unrecognized tax benefits within the next 12 months. However, the MUFG Group is under continuous examinations by the tax authorities in various domestic and foreign jurisdictions and many of these examinations are resolved every year. Therefore, the MUFG Group’s estimate of unrecognized tax benefits is subject to change based on new developments and information.

Income (Loss) from Continuing Operations before Income Tax Expense (Benefit)

Income (loss) from continuing operations before income tax expense (benefit) by jurisdiction for the fiscal years ended March 31, 2008, 2009 and 2010 was as follows:

	2008(1)	2009(1)	2010
	(in millions)
Domestic income (loss)	¥(128,501)	¥(1,776,405)	¥870,192
Foreign income	180,256	12,178	411,924

Total	¥51,755	¥(1,764,227)	¥1,282,116

Note:

(1)	Effective April 1, 2009, the MUFG Group adopted new guidance regarding noncontrolling interests in subsidiaries. See Note1 “Noncontrolling Interests” under “Accounting Changes” section for the detail. As a result, income (loss) from continuing operations before income tax expense (benefit) for the fiscal years ended March 31, 2008 and 2009 was reclassified.

10.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2010, assets mortgaged, pledged, or otherwise subject to lien were as follows:

(in millions)
Trading account securities	¥9,190,298
Investment securities	6,750,923
Loans	4,257,115
Other	59,165

Total	¥20,257,501

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above pledged assets were classified by type of liabilities to which they related as follows:

(in millions)
Deposits	¥481,007
Call money and funds purchased	545,127
Payables under repurchase agreements and securities lending transactions	12,449,725
Other short-term borrowings and long-term debt	6,744,977
Other	36,665

Total	¥20,257,501

In addition, at March 31, 2010, certain investment securities, principally Japanese national government and Japanese government agency bonds and loans, and other assets aggregating ¥16,033,900 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, that do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents, the carrying amount of these transactions with the carrying amount of the associated liabilities included in other short-term borrowings and long-term debt.

Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2009 and 2010, the reserve funds maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥2,015,698 million and ¥2,041,048 million, respectively. Average reserves during the fiscal years ended March 31, 2009 and 2010 were ¥1,682,655 million and ¥1,961,783 million, respectively.

Collateral

The MUFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and notes receivable and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the MUFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2010, the MUFG Group pledged ¥19,370 billion of assets that may not be sold or repledged by the secured parties.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2009 and 2010, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was approximately ¥21,632 billion and ¥19,093 billion, respectively, of which approximately ¥6,730 billion and ¥6,983 billion, respectively, was sold or repledged. The amount includes the collateral that may be repledged under the current Japanese legislation but the MUFG Group does not dispose of before the counterparties’ default in accordance with the customary practice within the Japanese banking industry.

At March 31, 2009 and 2010, the cash collateral paid for derivative transactions, which is included in other assets, were ¥625,931 million and ¥634,299 million, respectively and the cash collateral received for derivative transactions, which is included in other liabilities, were ¥389,238 million and ¥260,233 million, respectively.

11.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$107 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2010) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were ¥27,257,532 million and ¥11,546,556 million, respectively, at March 31, 2009, and ¥27,253,035 million and ¥14,411,085 million, respectively, at March 31, 2010.

The maturity information at March 31, 2010 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥36,868,570	¥14,171,222
Due after one year through two years	5,503,162	163,568
Due after two years through three years	3,041,640	44,745
Due after three years through four years	667,648	67,549
Due after four years through five years	661,462	14,580
Due after five years	154,558	6,756

Total	¥46,897,040	¥14,468,420

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010
	(in millions, except percentages and days)
Average balance during the fiscal year:
Call money and funds purchased	¥3,426,605	¥3,051,725	¥2,349,445
Call loans and funds sold	990,473	1,080,630	651,778

Net funds purchased position	¥2,436,132	¥1,971,095	¥1,697,667

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥2,288,720	¥2,235,858	¥1,883,824
Principal range of maturities	1 day to 30 days	1 day to 30 days	1 day to 30 days
Weighted average interest rate	1.71%	0.33%	0.28%
Maximum balance at any month-end during the fiscal year	¥4,081,646	¥4,133,609	¥2,611,306
Weighted average interest rate paid during the fiscal year	1.32%	0.82%	0.24%

Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

13.    DUE TO TRUST ACCOUNT

MUTB holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.

However, excess cash funds of individual trust accounts are often placed with MUTB which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions for the fiscal years ended March 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010
	(in millions, except percentages)
Average balance outstanding during the fiscal year	¥1,653,717	¥1,479,736	¥1,683,607
Maximum balance at any month-end during the fiscal year	2,171,467	1,796,846	1,795,280
Weighted average interest rate during the fiscal year	0.48%	0.46%	0.36%

14.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2009 and 2010, the MUFG Group had unused lines of credit for short-term financing amounting to ¥13,242,174 million and ¥9,802,803 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other short-term borrowings at March 31, 2009 and 2010 were comprised of the following:

	2009	2010
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,228,573	¥1,208,690
Borrowings from the Bank of Japan	3,473,323	2,861,400
Borrowings from other financial institutions	357,150	209,030
Other	122,578	73,560

Total domestic offices	5,181,624	4,352,680

Foreign offices:
Commercial paper	1,141,938	907,641
Borrowings from other financial institutions	1,518,991	819,633
Other	24,845	17,416

Total foreign offices	2,685,774	1,744,690

Total	7,867,398	6,097,370
Less unamortized discount	20	34

Other short-term borrowings—net	¥7,867,378	¥6,097,336

Weighted average interest rate on outstanding balance at end of fiscal year	0.85%	0.27%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2009 and 2010 was comprised of the following:

	2009	2010
	(in millions)
MUFG:
Obligations under capital leases	¥51	¥45
Unsubordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2010-2011, principally 0.59%-1.21%	330,000	230,000
Subordinated debt(1):
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 3.92%-4.42%	—	380,500
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 2.42%-4.78%	2,500	2,500
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 6.25%	491	465
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	1,298	1,251
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%(2)	421	421
Floating rate borrowings, payable in Japanese yen, no stated maturity, principally 3.17%-3.58%	16,210	16,208

Total	350,971	631,390

BTMU:
Obligations under capital leases	¥41,158	¥27,888
Obligation under sale-and-leaseback transactions	56,053	52,189
Unsubordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2010 - 2027, principally 0.40% - 2.69%	1,495,272	1,626,600
Fixed rate bonds, payable in US dollars, due 2012 - 2015, principally 2.51% - 3.85%	—	219,574
Fixed rate bonds, payable in other currencies excluding Japanese yen, US dollars, due 2012, principally 5.40%(2)	—	17,056
Fixed rate borrowings, payable in Japanese yen, due 2010 - 2023, principally 0.25% - 3.45%	30,824	18,327
Fixed rate borrowings, payable in US dollars, due 2018, principally 7.49%	2,260	586
Fixed rate borrowings, payable in other currencies excluding Japanese yen, US dollars, due 2010 - 2013, principally 1.15% - 5.65%(2)	3,781	4,687
Adjustable rate bonds, payable in Japanese yen, due 2014, principally 1.88%	20,000	20,000
Floating rate borrowings, payable in Japanese yen, due 2015, principally 1.02% - 1.24%	5,000	—
Floating rate borrowings, payable in US dollars, due 2014 - 2015, principally 0.68% - 0.73%	—	325,640
Floating rate borrowings, payable in other currencies excluding Japanese yen, US dollars, due 2009, principally 1.72% -7.00%(2)	1,995	—

Total	1,559,132	2,232,470
Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2010 - 2029, principally 1.13% - 2.91%	1,244,737	1,649,855
Fixed rate borrowings, payable in Japanese yen, due 2010 - 2017, principally 1.73% - 3.62%	201,446	129,433
Fixed rate bonds, payable in US dollars, due 2010 - 2011, principally 7.40% - 8.40%	396,111	371,098
Fixed rate borrowings, payable in US dollars, due 2013, principally 6.76%	280,177	122,714
Adjustable rate bonds, payable in Japanese yen, due 2018 - 2019, principally 1.12% - 1.88%	142,000	93,700
Adjustable rate borrowings, payable in Japanese yen, due 2014 - 2025, principally 0.60% - 2.90%	800,500	544,100
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 0.96% - 4.78%	992,900	1,392,700
Adjustable rate borrowings, payable in US dollars, due 2015 - 2017, principally 0.66% - 1.01%	241,943	229,157
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 1.08% - 6.25%	245,577	232,600
Adjustable rate bonds, payable in Euro, due 2015, principally 3.50%	129,840	124,920
Adjustable rate borrowings, payable in Euro, due 2015 - 2017, principally 1.09% - 1.46%	116,856	112,428
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75% - 5.17%	170,740	164,270
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2017, principally 1.14%(2)	38,624	38,610
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, Euro, no stated maturity, principally 6.20%(2)	79,355	79,326
Floating rate borrowings, payable in Japanese yen, due 2010 - 2035, principally 0.47% - 1.52%	18,000	52,800
Floating rate borrowings, payable in Japanese yen, no stated maturity, principally 3.58%	150,700	—

Total	5,249,506	5,337,711
Obligations under loan securitization transaction accounted for as secured borrowings, due 2010 - 2044, principally 0.50% - 7.02%	3,040,196	2,847,735

Total	9,946,045	10,497,993

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2009	2010
	(in millions)
Other subsidiaries:
Obligations under capital leases	¥24,072	¥16,551
Unsubordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2010-2038 principally 0.00% - 16.2%	507,042	491,310
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2010 - 2038, principally 0.00% - 10.00%	142,906	193,447
Fixed rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2010-2038, principally 0.50% - 19.50%(2)	3,061	3,518
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2010 - 2040, principally 0.00% - 27.70%	1,171,095	1,205,153
Floating/Adjustable rate borrowings, bonds and notes, payable in US dollars, due 2010 - 2038, principally 0.00% - 14.00%	168,207	131,494
Floating rate bonds and notes, payable in Euro, due 2014, principally 0.00%	348	504
Floating rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, Euro, due 2010-2038, principally 0.00-11.50%(2)	2,823	3,740
Other institutions, due 2035, principally 1.64% - 3.58%	5,725	4,684

Total	2,001,207	2,033,850
Subordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2010 - 2020, principally 1.28% - 4.00%	154,732	298,163
Fixed rate bonds and notes, payable in US dollars, due 2013 - 2030, principally 5.25% - 10.88%	116,494	111,923
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2015 - 2020, principally 0.48% - 2.70%	190,800	157,600
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, no stated maturity, principally 0.90% - 3.50%	147,400	125,900
Floating rate borrowings, bonds and notes, payable in Japanese yen, due 2010-2014, principally 0.91% - 1.91%	192,890	176,330
Floating rate bonds and notes, payable in US dollars, due 2010, principally 1.39%	1,381	461
Other miscellaneous debt	2	3

Total	803,699	870,380
Obligations under loan securitization transaction accounted for as secured borrowings, due 2010 - 2015, principally 0.44% - 3.02%	147,294	112,260

Total	2,976,272	3,033,041

Total	¥13,273,288	¥14,162,424

Notes:

(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.
(2)	Minor currencies, such as British pound, Brazilian real, Chinese yuan, Indonesian rupiah, Hong Kong dollars etc, have been summarized into the “Other currencies” classification.

The MUFG Group uses derivative financial instruments for certain debts to manage its interest rate and currency exposures. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2009 and 2010.

Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of maturities of long-term debt subsequent to March 31, 2010:

	MUFG	BTMU	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2011	¥230,020	¥1,126,950	¥669,720	¥2,026,690
2012	13	863,110	468,682	1,331,805
2013	5	1,017,152	314,439	1,331,596
2014	3	766,321	258,044	1,024,368
2015	2	958,867	156,287	1,115,156
2016 and thereafter	401,347	5,765,593	1,165,869	7,332,809

Total	¥631,390	¥10,497,993	¥3,033,041	¥14,162,424

15.    SEVERANCE INDEMNITIES AND PENSION PLANS

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

Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2008, 2009 and 2010 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2008	2009	2010	2008		2009		2010
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥38,247	¥39,443	¥41,823	¥7,894	¥1,103	¥7,448	¥945	¥6,414	¥872
Interest costs on projected benefit obligation	36,861	32,926	29,071	11,976	1,502	11,301	1,369	10,587	1,226
Expected return on plan assets	(72,884)	(68,710)	(49,826)	(18,396)	(1,639)	(16,820)	(1,373)	(15,309)	(936)
Amortization of net actuarial loss (gain)	(5,591)	1,653	51,980	2,978	500	2,133	320	2,682	678
Amortization of prior service cost	(7,543)	(7,373)	(9,801)	125	(87)	77	(78)	39	(67)
Amortization of net obligation at transition	493	(5)	(1)	—	240	—	192	—	123
Loss (gain) on settlements and curtailment	(6,282)	4,463	3,037	—	—	—	—	—	—

Net periodic benefit cost	¥(16,699)	¥2,397	¥66,283	¥4,577	¥1,619	¥4,139	¥1,375	¥4,413	¥1,896

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2008	2009	2010	2008		2009		2010
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	2.27%	1.93%	1.66%	5.87%	6.02%	5.74%	6.01%	5.70%	5.77%
Discount rates in determining benefit obligation	2.07	1.66	2.05	5.74	6.01	5.70	5.77	6.10	6.04
Rates of increase in future compensation level for determining expense	2.98	3.10	3.07	4.64	—	4.51	—	4.64	—
Rates of increase in future compensation level for determining benefit obligation	3.10	3.07	3.06	4.51	—	4.64	—	4.72	—
Expected rates of return on plan assets	3.09	3.13	3.02	8.04	8.25	7.84	8.00	7.50	8.00

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year, and the effect of a one-percentage-point change in the assumed health care cost trend rate:

	UNBC		Other than UNBC
	2009(1)	2010(1)	2009(1)	2010(1)
Initial trend rate	9.36%	9.38%	8.00%	8.00%
Ultimate trend rate	5.00%	5.00%	5.00%	5.00%
Year the rate reaches the ultimate trend rate	2014	2018	2012	2016

	UNBC		Other than UNBC
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥266	¥(220)	¥29	¥(36)
Effect on postretirement benefit obligation	2,291	(1,945)	462	(380)

Note:

(1)	Fiscal periods of UNBC and foreign subsidiaries end on December 31. Therefore, above tables present the rates and amounts at December 31, 2008 and 2009, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2009 and 2010:

	Domestic subsidiaries				Foreign offices and subsidiaries
	2009		2010		2009		2010
	Non-contributory pension benefits and SIP	Contributory pension benefits	Non-contributory pension benefits and SIP	Contributory pension benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,332,116	¥382,611	¥1,408,695	¥389,060	¥215,559	¥26,028	¥179,523	¥22,990
Adjustments due to adoption of new guidance on measurement date provisions(1)	36,715	—	—	—	—	—	—	—
Service cost	34,044	5,399	35,593	6,230	7,448	945	6,414	872
Interest cost	25,778	7,148	22,569	6,502	11,301	1,369	10,587	1,226
Plan participants’ contributions	—	1,088	—	1,065	10	439	14	408
Acquisitions/ Divestitures	598	—	(19,084)	—	—	—	—	—
Amendments	(13)	—	(19)	—	267	—	—	—
Actuarial loss (gain)	50,900	5,645	(75,323)	(22,251)	8,915	1,745	766	(349)
Benefits paid	(54,832)	(12,831)	(51,789)	(13,105)	(6,811)	(1,717)	(6,922)	(1,762)
Lump-sum payment	(16,993)	—	(17,630)	—	(156)	(18)	(79)	(12)
Curtailment loss	382	—	—	—	—	—	—	—
Fair value adjustment amount related to UNBC’s privatization	—	—	—	—	(7,817)	(738)	—	—
Translation adjustments	—	—	—	—	(49,193)	(5,063)	2,705	179

Benefit obligation at end of fiscal year	1,408,695	389,060	1,303,012	367,501	179,523	22,990	193,008	23,552

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,854,921	541,751	1,249,747	407,340	249,337	19,817	145,529	11,383
Adjustments due to adoption of new guidance on measurement date provisions(1)	(175,680)	—	—	—	—	—	—	—
Actual return (loss) on plan assets	(420,174)	(128,307)	211,838	73,637	(37,479)	(3,366)	30,292	2,912
Employer contributions	45,131	5,639	33,599	5,550	3,051	1,017	12,452	1,209
Acquisitions/ Divestitures	381	—	(7,060)	—	—	—	—	—
Plan participants’ contributions	—	1,088	—	1,065	10	439	14	408
Benefits paid	(54,832)	(12,831)	(51,789)	(13,105)	(6,811)	(1,717)	(6,922)	(1,762)
Fair value adjustment amount related to UNBC’s privatization	—	—	—	—	(13,843)	(1,395)	—	—
Translation adjustments	—	—	—	—	(48,736)	(3,412)	2,080	90

Fair value of plan assets at end of fiscal year	1,249,747	407,340	1,436,335	474,487	145,529	11,383	183,445	14,240

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥7,335	¥18,280	¥176,107	¥106,986	¥2,912	¥—	¥7,732	¥—
Accrued benefit cost	(166,283)	—	(42,784)	—	(36,906)	(11,607)	(17,295)	(9,312)

Net amount recognized	¥(158,948)	¥18,280	¥133,323	¥106,986	¥(33,994)	¥(11,607)	¥(9,563)	¥(9,312)

Note:

(1)	For the fiscal year ended March 31, 2009, benefit obligations and plan assets are measured at March 31 in accordance with the measurement date provisions of new guidance on defined benefit pension and other postretirement plans. However, for prior fiscal years, benefit obligations and plan assets of BTMU and certain domestic subsidiaries were measured at December 31. The change in benefit obligation and fair value of plan assets during the period from January 1, 2008 to March 31, 2008 are reflected in “Adjustments due to adoption of new guidance on measurement date provisions.”

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated accumulated benefit obligations of these plans at March 31, 2009 and 2010 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2009	2010	2009	2010
	(in millions)
Aggregated accumulated benefit obligations	¥1,781,607	¥1,654,197	¥170,293	¥176,662

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2009 and 2010 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2009	2010	2009	2010
	(in millions)
Projected benefit obligations	¥1,374,296	¥112,287	¥157,314	¥40,061
Accumulated benefit obligations	1,359,075	107,247	141,260	38,926
Fair value of plan assets	1,214,578	69,503	120,403	23,855

BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥49,054 million, ¥11,247 million and ¥13,617 million, respectively. The ¥49,054 million charged to operations for the fiscal year ended March 31, 2008 mainly consists of ¥36,613 million related to Mitsubishi UFJ NICOS of which ¥9,361 million is included in accrued benefit costs.

For the fiscal year ended March 31, 2009, the MUFG Group adopted the measurement date provision of the pension accounting guidance which changed the measurement date for the plan assets and benefit obligations of BTMU and certain domestic subsidiaries to coincide with the MUFG Group’s fiscal year-end date. The MUFG Group recorded a decrease in the beginning balance of retained earnings by ¥132 million, net of taxes, and a decrease in the beginning balance of accumulated other changes in equity from nonowner sources by ¥131,574 million, net of taxes, as a result of adopting this provision.

The following table presents the amounts recognized in accumulated other changes in equity from nonowner sources of the MUFG Group at March 31, 2009 and 2010:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2009	2010	2009		2010
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥729,352	¥336,910	¥71,275	¥9,572	¥55,454	¥6,690
Prior service cost	(72,388)	(62,083)	260	(385)	229	(304)
Net obligation at transition	(1)	—	—	478	—	363

Gross pension liability adjustments	656,963	274,827	71,535	9,665	55,683	6,749
Taxes	(261,442)	(110,688)	(28,200)	(3,756)	(21,930)	(2,607)

Net pension liability adjustments	¥395,521	¥164,139	¥43,335	¥5,909	¥33,753	¥4,142

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the changes in equity from nonowner sources in the fiscal year ended March 31, 2009 and 2010:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2009	2010	2009		2010
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Adjustment due to adoption of new guidance on measurement date provisions	¥221,504	¥—	¥—	¥—	¥—	¥—
Net actuarial loss (gain) arising during the year	673,815	(337,425)	62,766	6,481	(14,070)	(2,330)
Prior service cost arising during the year	320	504	271	1	1	—
Amortization of net actuarial gain	(1,653)	(51,980)	(2,133)	(320)	(2,682)	(678)
Amortization of prior service cost	7,373	9,801	(77)	78	(39)	67
Amortization of net obligation at transition	5	1	—	(192)	—	(123)
Curtailment and settlement	(4,468)	(3,037)	—	—	—	—
Fair value adjustment amount related to UNBC’s privatization	—	—	(7,976)	(1,994)	—	—
Foreign currency translation adjustments	—	—	(12,190)	(1,999)	938	148

Total changes in Accumulated other changes in equity from nonowner sources	¥896,896	¥(382,136)	¥40,661	¥2,055	¥(15,852)	¥(2,916)

The following table presents the expected amounts that will be amortized from accumulated other changes in equity from nonowner sources as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2011:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥14,405	¥1,691	¥513
Prior service cost	(10,823)	33	(67)
Net obligation at transition	—	—	121

Total	¥3,582	¥1,724	¥567

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

market fluctuations cause an asset category to fall outside of its strategic asset allocation range. Performance of each plan asset category is compared against established indices and similar plan asset groups to evaluate whether the risk associated with the portfolio is appropriate for the level of return.

The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2010 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	26.7%	0.3%	—%
Japanese debt securities	46.2	—	—
Non-Japanese equity securities	15.4	59.9	70.0
Non-Japanese debt securities	7.4	29.2	30.0
Real estate	—	8.0	—
Short-term assets	4.3	2.6	—

Total	100.0%	100.0%	100.0%

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

Cash flows

The MUFG Group expects to contribute to the plan assets for the fiscal year ending March 31, 2011 based upon its current funded status and expected asset return assumptions as follows:

For the pension benefits of domestic subsidiaries	¥33.2 billion
For the pension benefits of foreign offices and subsidiaries	11.6 billion
For the other benefits of foreign offices and subsidiaries	1.1 billion

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2011	¥76,462	¥6,398	¥1,433
2012	78,937	6,980	1,545
2013	80,974	7,342	1,636
2014	83,178	8,182	1,741
2015	85,261	8,724	1,832
Thereafter (2016-2020)	442,320	57,121	10,569

Fair value measurement of the plan assets

The following is a description of the valuation methodologies used for plan assets measured at fair value as well as the classification of the plan assets pursuant to the valuation hierarchy described in Note 31 “Fair Value.”

Government bonds and other debt securities

When quoted market prices are available in an active market, the MUFG Group adopts the quoted market prices to measure the fair value of securities and such securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include Japanese government bonds, most of non-Japanese government bonds and certain corporate bonds. When quoted market prices are available but not traded actively, such securities are classified in Level 2 of the valuation hierarchy. When quoted prices are not available, the MUFG Group generally estimates fair values by using non-binding prices obtained from independent pricing vendors. Such securities are generally classified in Level 2 of the valuation hierarchy. Level 2 securities include certain non-Japanese government bonds, official institutions bonds and corporate bonds. When there is lack of liquidity for securities or significant inputs adopted to the fair value measurements are unobservable, such securities are classified in Level 3 of the valuation hierarchy. Such Level 3 securities mainly consist of non-Japanese corporate bonds.

Marketable equity securities

When quoted market prices are available in an active market, the MUFG Group adopts the quoted market prices to measure the fair value of marketable equity securities and such securities are classified in Level 1 of the valuation hierarchy. When quoted market prices are available but not traded actively, such securities are classified in Level 2 of the valuation hierarchy.

Japanese pooled funds

Japanese pooled funds are investment fund vehicles designed for Japanese pension plan investments under Japanese pension trust fund regulations. Based upon the nature of the funds’ investments, Japanese pooled funds are categorized into four major fund types; Japanese marketable equity securities type, Japanese debt securities type, Non-Japanese marketable equity securities type and Non-Japanese debt securities type. The other types of funds invest in short-term financial instruments or loans receivable. Japanese pooled funds are generally readily

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

redeemable at their net asset values. The fair values of Japanese pooled funds are measured at their net asset values and generally classified in Level 2 of the valuation hierarchy. Japanese pooled funds classified in Level 3 of the valuation hierarchy have underlying investments in non-Japanese debt securities and loans receivable whose fair values are measured by using significant unobservable inputs and there is inherent lack of the funds’ liquidity.

Other investment funds

Other investment funds include mutual funds, private investments funds, common collective funds, private equity funds and real estate funds. The fair values are generally measured at their net asset values. The listed investment funds or mutual funds are valued at quoted market prices and generally classified in Level 1 or Level 2 of the valuation hierarchy. When there is no available market quotation, the fair values are determined at net asset values. These funds are classified either in Level 2 or Level 3 depending on the level of price observability of the underlying investments in the funds and the funds’ liquidity. Other investment funds classified in Level 3 of the valuation hierarchy mainly consist of certain private investment funds and real estate funds where their fair values are measured by using significant unobservable inputs and there is inherent lack of the funds’ liquidity.

Japanese general accounts of life insurance companies

These instruments are contracts with life insurance companies that guarantee return of a certain level of fixed income, which are mainly invested in assets with low market risk such as Japanese debt securities. They are measured at conversion value and classified in Level 2 in the valuation hierarchy.

Other investments

Other investments mainly consist of call loans and the rest consist of miscellaneous accounts such as deposits with banks and short term investments. These instruments are generally classified in Level 1 or Level 2 of the valuation hierarchy depending on observability of the inputs to measure their fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair value of each major category of plan assets as of March 31, 2010:

Pension benefits and SIP Investments:

	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥105,424	¥—	¥—	¥105,424	¥—	¥—	¥—	¥—
Non-Japanese government bonds	30,787	2,217	—	33,004	3,793	—	—	3,793
Other debt securities(1)	2,675	51,562	2,813	57,050	—	14,849	—	14,849
Japanese marketable equity securities(2)	700,991	1,372	—	702,363	—	—	—	—
Non-Japanese marketable equity securities	34,265	1,262	—	35,527	13,284	—	—	13,284
Japanese Pooled funds:
Japanese marketable equity securities(2)	—	119,103	—	119,103	—	—	—	—
Japanese debt securities(1)	—	243,673	—	243,673	—	—	—	—
Non-Japanese marketable equity securities	—	146,050	—	146,050	—	—	—	—
Non-Japanese debt securities	—	96,557	6,209	102,766	—	—	—	—
Other	—	11,958	2,501	14,459	—	—	—	—

Total pooled funds	—	617,341	8,710	626,051	—	—	—	—

Other investment funds	—	77,682	26,934	104,616	67,284	77,368	5,085	149,737	(4)
Japanese general account of life insurance companies(3)	—	153,644	—	153,644	—	—	—	—
Other investments	1,584	91,559	—	93,143	451	768	563	1,782

Total	¥875,726	¥996,639	¥38,457	¥1,910,822	¥84,812	¥92,985	¥5,648	¥183,445

Notes:

(1)	These debt securities include debt securities issued by the MUFG Group in the amount of ¥1,904 million (0.11% of plan assets) and ¥1,331 million (0.07% of plan assets) to the pension benefits and SIPs at March 31, 2009 and March 31, 2010, respectively.
(2)	Japanese marketable equity securities include common stocks issued by the MUFG Group in the amount of ¥6,203 million (0.37% of plan assets) and ¥7,169 million (0.38% of plan assets) to the pension benefits and SIPs at March 31, 2009 and March 31, 2010, respectively.
(3)	“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.17% (from April 2008 to March 2009) and 1.18% (from April 2009 to March 2010).
(4)	Other investment funds of the foreign offices and subsidiaries are mainly comprised of ¥62,688 million of mutual funds and ¥31,003 million of common collective funds which were held by UNBC.

Other post retirement plan investments:

	Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total
	(in millions)
Other investment funds(1)	¥7,897	¥6,343	¥—	¥14,240

Note:

(1)	Other investment funds mainly consist of mutual funds and common collective funds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present a reconciliation of plan assets measured at fair value using significant unobservable inputs (Level 3) during the fiscal year ended March 31, 2010:

Pension benefits and SIP Investments:

	Domestic subsidiaries
Assets category	March 31, 2009	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3— beginning of year	Transfer out of Level 3— end of year	March 31, 2010
	(in millions)
Other debt securities	¥5,348	¥387	¥107	¥(3,270)	¥303	¥(62)	¥2,813
Non-Japanese marketable equity securities	7	—	—	(7)	—	—	—
Japanese Pooled funds:
Non-Japanese debt securities	5,081	—	1,128	—	—	—	6,209
Other	2,503	—	(2)	—	—	—	2,501

Total pooled funds	7,584	—	1,126	—	—	—	8,710

Other investment funds	17,848	(100)	2,885	6,301	—	—	26,934

Total	¥30,787	¥287	¥4,118	¥3,024	¥303	¥(62)	¥38,457

	Foreign offices and subsidiaries
Assets category	March 31, 2009	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3— beginning of year	Transfer out of Level 3— end of year	March 31, 2010
	(in millions)
Other investment funds	¥7,481	¥—	¥(2,501)	¥105	¥—	¥—	¥5,085
Other investments	400	—	27	136	—	—	563

Total	¥7,881	¥—	¥(2,474)	¥241	¥—	¥—	¥5,648

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

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥4,951 million, ¥5,242 million and ¥4,735 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2009 and 2010 were as follows:

	2009		2010
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥727,644		¥725,490
Other	885,921		768,120
Investments in equity method investees	555,745		585,459
Non-interest-earning deposits with the Special Fund and the New Fund (Note 5)	372,114		378,119
Prepaid benefit cost (Note 15)	28,527		290,825
Cash collateral paid (Note 10)	625,931		634,299
Other	1,767,599		1,587,026

Total	¥4,963,481		¥4,969,338

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥1,456,738		¥996,985
Other	691,256		775,149
Deferred tax liabilities	37,797		76,217
Allowance for off-balance-sheet credit instruments	84,609		85,651
Accrued benefit cost (Note 15)	214,796		69,391
Guarantees and indemnifications	63,386		52,655
Cash collateral received (Note 10)	389,238		260,233
Accrued and other liabilities	1,886,783		1,823,611

Total	¥4,824,603	(1)	¥4,139,892

Note:

(1)	Effective April 1, 2009, the MUFG Group adopted new guidance regarding noncontrolling interests in subsidiaries. See Note 1 “Noncontrolling Interests” under “Accounting Changes” section for the detail. As a result, the total balance at March 31, 2009 was changed.

Investments in equity method investees include marketable equity securities carried at ¥242,263 million and ¥219,867 million at March 31, 2009 and 2010, respectively. Corresponding aggregated market values were ¥251,481 million and ¥262,519 million, respectively.

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other than temporary. As a result of evaluations, the MUFG Group recognized other than temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥57,113 million, ¥60,871 million and ¥104,045 million for the fiscal years ended March 31, 2008, 2009 and 2010, respectively. The impairment losses are included in Equity in losses of equity method investees in the consolidated statements of operations.

17.    PREFERRED STOCK

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All classes of preferred stock are non-voting and have preference over common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of MUFG. They are all non-cumulative and non-participating with respect to dividend payments. Shareholders of Class 3, Class 5 and Class 11 Preferred Stock have the right to receive a liquidation distribution at ¥2,500, ¥2,500 and ¥1,000 per share, respectively, and do not have the right to participate in any further liquidation distributions.

The number of shares of preferred stock issued and outstanding at March 31, 2008, 2009 and 2010 was as follows:

	Outstanding at March 31, 2008	Net change	Outstanding at March 31, 2009	Net change	Outstanding at March 31, 2010
	(number of shares)
Preferred stock:
Class 3	100,000,000	—	100,000,000	—	100,000,000
Class 5	—	156,000,000	156,000,000	—	156,000,000
Class 8	17,700,000	(17,700,000)	—	—	—
Class 11	1,000	—	1,000	—	1,000
Class 12	33,700,000	(33,700,000)	—	—	—

Total	151,401,000	104,600,000	256,001,000	—	256,001,000

None of the Class 6 and 7 Preferred Stock has been issued.

The aggregate liquidation preference of preferred stock issued and outstanding at March 31, 2008, 2009 and 2010 was as follows:

	Aggregate amount at March 31, 2008	Net change	Aggregate amount at March 31, 2009	Net change	Aggregate amount at March 31, 2010
	(in millions)
Preferred stock:
Class 3	¥250,000	¥—	¥250,000	¥—	¥250,000
Class 5	—	390,000	390,000	—	390,000
Class 8	53,100	(53,100)	—	—	—
Class 11	1	—	1	—	1
Class 12	33,700	(33,700)	—	—	—

Total	¥336,801	¥303,200	¥640,001	¥—	¥640,001

Preferred stock included in Capital stock on the consolidated balance sheets at March 31, 2008 was ¥247,100 million, which consisted of ¥122,100 million of Class 1 and ¥125,000 million of Class 3 Preferred Stock. Preferred stock included in Capital stock on the consolidated balance sheets at March 31, 2009 and 2010 was ¥442,100 million, which consisted of ¥122,100 million of Class 1, ¥125,000 million of Class 3 and ¥195,000 million of Class 5 Preferred Stock.

The portion of proceeds from the sale of shares that is designated as capital stock is determined by resolution of the Board of Directors of MUFG, however, at least 50% of the issue price of newly issued shares is required to be designated as capital stock at the time of incorporation or share issuance under the Company Law. Proceeds in excess of amounts designated as capital stock are designated as capital surplus. However, these provisions are not applied in company reorganization, such as a merger, company split and share exchange. Preferred Stock Classes 8 through 12 were issued in exchange for UFJ Holdings’ preferred stock and recorded in Capital surplus.

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

Subsequent to March 31, 2010, on April 1, 2010, MUFG acquired 100,000,000 shares of Class 3 Preferred Stock. On the same day, these 100,000,000 shares of Class 3 Preferred Stock were retired.

Preferred Stock Outstanding as of March 31, 2010

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

Class 11 Preferred Stock is convertible into fully paid shares of MUFG common stock at the election of holders from establishment of MUFG to July 31, 2014, except during certain excluded periods, at an initial conversion price of ¥918.70 per share of common stock, subject to anti-dilution adjustments. The conversion price was subject to reset annually on July 15 from 2006 to 2013 to the average market price of the common stock for the 30 trading day period, if the average market price was less than the conversion price prior to the reset but not less than ¥918.70 per share. The acquisition price and the acquisition floor price of Class 11 Preferred Stock were adjusted as ¥889.60 per share on December 15, 2008, ¥888.40 per share on January 14, 2009, ¥867.60 per share on December 21, 2009, and ¥865.90 per share on December 25, 2009, in accordance with the provisions relating to the adjustment of the acquisition price set forth in the terms and conditions of Class 11 Preferred Stock.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the unamortized discount arising from beneficial conversion features of the preferred stock during the fiscal year ended March 31, 2009 were as follows:

	Class 8	Class 11	Class 12	Total
	(in millions)
Fiscal year ended March 31, 2009:
Balance at March 31, 2008	¥1,160	¥1	¥7,658	¥8,819
Addition on conversion price/ratio reset	—	—	659	659
Amortization to retained earnings	(1,160)	(1)	(3,618)	(4,779)
Charged to retained earnings on conversion of preferred stock	—	—	(4,699)	(4,699)

Balance at March 31, 2009	¥—	¥—	¥—	¥—

The above balances at March 31, 2008 were fully amortized to retained earnings or charged to retained earnings on conversion of preferred stock by March 31, 2009

18.    COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	(shares)
Balance at beginning of fiscal year	10,861,643,790	10,861,643,790	11,648,360,720
Issuance of new shares of common stock by conversion of Class 8 Preferred Stock	—	43,895,180	—
Issuance of new shares of common stock by conversion of Class 12 Preferred Stock	—	42,821,750	—
Issuance of new shares of common stock by way of Offering (Public Offering)	—	634,800,000	2,337,000,000
Issuance of new shares of common stock by way of Third-Party Allotment	—	65,200,000	163,000,000
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	—	—	54,200

Balance at end of fiscal year	10,861,643,790	11,648,360,720	14,148,414,920

Under the Company Law, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Company Law permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Company Law (see Note 1). Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. BTMU and MUTB from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTMU and MUTB at March 31, 2010, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings (accumulated deficit).

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

Common Stock Issued during the fiscal year ended March 31, 2010

On December 21, 2009, MUFG issued 2,337,000,000 shares of common stock by way of offering. This type of stock was offered at ¥412.53 per share (issue price and selling price at ¥428.00 per share) for ¥964,082 million. As a result, ¥482,041 million was included in Capital stock, and the same amount was also included in Capital surplus.

On December 22, 2009, MUFG sold 163,000,000 shares of common stock through a secondary offering of shares by way of over-allotment, in which an underwriter borrows securities from certain shareholder(s) of MUFG to sell the shares, at a selling price of ¥428.00 per shares for ¥69,764 million. In connection with the secondary offering by way of over-allotment, on December 25, 2009, MUFG issued 163,000,000 new shares of common stock by way of third-party allotment at ¥412.53 per share for ¥67,242 million. As a result, ¥33,621 million was included in Capital stock, and the same amount was also included in Capital surplus.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2010, certain subsidiaries and affiliated companies owned shares of common stock of MUFG. Such shares are included in treasury stock in the consolidated balance sheets and deducted from the MUFG‘s shareholders’ equity.

19.    RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

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

Under the Company Law, the amount available for dividends is based on the amount recorded in MUFG’s general books of account maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The adjustments included in the accompanying consolidated financial statements but not recorded in MUFG’s general books of account, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the Company Law. Under the Banking Law, MUFG, BTMU and MUTB have to meet the minimum capital adequacy requirements and distributions of retained earnings of MUFG, BTMU and MUTB, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purpose.

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

MUFG’s amount available for dividends, at March 31, 2010, was ¥4,421,862 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.

Annual dividends, including those for preferred stock, are approved by the shareholders at an annual general meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semi-annual interim dividend payment may be made by resolution of the Board of Directors, subject to limitations imposed by the Company Law and the Banking Law.

In the accompanying consolidated statements of equity, dividends and appropriations to legal reserve shown for each fiscal year represent dividends approved and paid during the fiscal year and the related appropriation to legal reserve.

20.    NONCONTROLLING INTERESTS

Deconsolidation of the Subsidiaries

The amount of gains (losses) recognized due to deconsolidation of subsidiaries for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥(778) million, ¥(320) million and ¥32,420 million, respectively, and gains related to the remeasurement of retained investments were ¥18,782 million for the fiscal year ended March 31, 2010. These gains and losses were recognized under “Other non-interest income” and “Other non-interest expenses,” respectively in the consolidated statements of operations.

On October 1, 2009, Senshu Bank, a former consolidated subsidiary of MUFG Group, and The Bank of Ikeda Ltd. (“Bank of Ikeda”) incorporated Senshu Ikeda Holdings, Inc. through share exchange transaction based on the business integration agreement entered into by BTMU, Senshu Bank and Bank of Ikeda on May 25, 2009. As a result of the business integration, MUFG Group acquired shares of Senshu Ikeda Holdings, Inc. in exchange for MUFG Group’s shares of Senshu Bank and ceased to have a controlling financial interest in Senshu Bank.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Senshu Bank was deconsolidated and Senshu Ikeda Holdings, Inc. became an equity method investee of MUFG from October 1, 2009. MUFG recorded the retained investment at fair value, as measured by the quoted market price of Senshu Ikeda Holdings, Inc. and recognized a gain of ¥29,004 million in the consolidated statement of operations.

Supplemental Schedule

Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interests for the fiscal year ended March 31, 2010 were as follow:

2010
(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥859,819
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interests:
Conversion of preferred stock to common stock issued by a subsidiary	(641)
Other	221

Net transfers to noncontrolling interests	(420)

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interests	¥859,399

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

In Japan, MUFG, BTMU, and MUTB are subject to regulatory capital requirements promulgated by the Financial Services Agency of Japan (“FSA”) in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with foreign offices conducting international operations, as defined, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations conducted by foreign offices.

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by foreign offices, a minimum capital ratio of 8.0% is required.

The Basel Committee on Banking Supervision of the Bank for International Settlements (“BIS”) sets capital adequacy standards for all internationally active banks to ensure minimum level of capitals.

The Basel Committee worked over recent years to revise the 1988 Accord, and in June 2004, “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” called Basel II was released. MUFG calculated capital ratios as of March 31, 2009 and 2010 in accordance with Basel II.

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

“Credit Risk”

The revised Framework provides options for determining the risk-weighted assets for credit risk to allow banks to select approaches that are most appropriate for their level of risk assessment while the Basel I Framework provided a sole measurement approach. Banks choose one of three approaches: “Standardized Approach”, “Foundation Internal Ratings-Based Approach (“FIRB”)” or “Advanced Internal Ratings-Based Approach (“AIRB”).”

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

Tier I capital generally consists of equity items, including common stock, preferred stock, capital surplus, noncontrolling interests and retained earnings, less any recorded goodwill and other items such as treasury stock. Tier II capital generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

years subject to some limitations, up to 50% of Tier I capital. Preferred stock is includable in Tier I capital unless the preferred stock has a fixed maturity, in which case, such preferred stock will be a component of Tier II capital. Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of a bank’s capital base must be maintained in the form of Tier I capital.

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

In Basel II, MUFG and most of its major subsidiaries adopt AIRB to calculate capital requirements for credit risk. MUFG and most of its major subsidiaries adopt the Standardized Approach to calculate capital requirements for operational risk. As for market risk, MUFG and most of its major subsidiaries adopt the Internal Models Approach mainly to calculate general market risk and adopt the Standardized Methodology to calculate specific risk.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The risk-adjusted capital amounts and ratios of MUFG, BTMU and MUTB presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2009:
Total capital (to risk-weighted assets):
MUFG	¥11,478,440	11.77%	¥7,799,477	8.00%
BTMU	9,637,052	12.02	6,413,908	8.00
MUTB	1,447,919	12.70	911,627	8.00
Tier I capital (to risk-weighted assets):
MUFG	7,575,189	7.76	3,899,738	4.00
BTMU	6,127,624	7.64	3,206,954	4.00
MUTB	1,159,785	10.17	455,814	4.00
At March 31, 2010:
Total capital (to risk-weighted assets):
MUFG	¥13,991,766	14.87%	¥7,526,507	8.00%
BTMU	11,965,085	15.54	6,158,125	8.00
MUTB	1,737,210	16.02	867,354	8.00
Tier I capital (to risk-weighted assets):
MUFG	10,009,643	10.63	3,763,253	4.00
BTMU	8,349,500	10.84	3,079,062	4.00
MUTB	1,352,012	12.47	433,677	4.00

Stand-alone:
At March 31, 2009:
Total capital (to risk-weighted assets):
BTMU	¥9,431,674	12.74%	¥5,920,101	8.00%
MUTB	1,411,772	12.49	903,726	8.00
Tier I capital (to risk-weighted assets):
BTMU	6,175,439	8.34	2,960,050	4.00
MUTB	1,112,966	9.85	451,863	4.00
At March 31, 2010:
Total capital (to risk-weighted assets):
BTMU	¥11,667,072	16.34%	¥5,711,394	8.00%
MUTB	1,738,081	16.10	863,354	8.00
Tier I capital (to risk-weighted assets):
BTMU	8,276,159	11.59	2,855,697	4.00
MUTB	1,305,511	12.09	431,677	4.00

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2009 and 2010, MUS’s capital accounts less certain fixed assets of ¥502,823 million and ¥505,693 million, were 353.7% and 342.9 % of the total amounts equivalent to market, counterparty credit and operations risks, respectively.

Management believes, as of March 31, 2010, that MUFG, BTMU, MUTB and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

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

Quantitative measures established by regulation to ensure capital adequacy require UNBC and Union Bank to maintain minimum ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to quarterly average assets (as defined).

The figures on the tables below are calculated according to Basel I as UNBC and Union Bank do not meet the criteria in the new U.S. rules which would make adoption of the new Basel II rules mandatory. UNBC’s and the Union Bank’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UNBC:
At December 31, 2008:
Total capital (to risk-weighted assets)	$7,240	11.63%	$4,980	8.00%
Tier I capital (to risk-weighted assets)	5,467	8.78	2,490	4.00
Tier I capital (to quarterly average assets)(1)	5,467	8.42	2,597	4.00
At December 31, 2009:
Total capital (to risk-weighted assets)	$9,203	14.54%	$5,064	8.00%
Tier I capital (to risk-weighted assets)	7,485	11.82	2,532	4.00
Tier I capital (to quarterly average assets)(1)	7,485	9.45	3,169	4.00

Note:

(1)	Excludes certain intangible assets.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Union Bank:
At December 31, 2008:
Total capital (to risk-weighted assets)	$6,831	11.01%	$4,962	8.00%	$6,203	10.00%
Tier I capital (to risk-weighted assets)	5,380	8.67	2,481	4.00	3,722	6.00
Tier I capital (to quarterly average assets)(1)	5,380	8.31	2,590	4.00	3,237	5.00
At December 31, 2009:
Total capital (to risk-weighted assets)	$8,686	13.73%	$5,062	8.00%	$6,327	10.00%
Tier I capital (to risk-weighted assets)	7,207	11.39	2,531	4.00	3,796	6.00
Tier I capital (to quarterly average assets)(1)	7,207	9.05	3,184	4.00	3,980	5.00

Note:

(1)	Excludes certain intangible assets.

Management believes, as of December 31, 2009, that UNBC and Union Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008 and 2009, the most recent notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized Union Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” Union Bank must maintain a minimum total risk-based capital ratio of 10%, a Tier I risk-based capital ratio of 6%, and a Tier I leverage ratio of 5% as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank’s category.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.    EARNINGS (LOSS) PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic earnings (loss) per common share to the adjusted amounts for the computation of diluted earnings (loss) per common share for the fiscal years ended March 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010
	(in millions)
Income (loss) (Numerator):
Income (loss) from continuing operations	¥(501,290)	¥(1,504,299)	¥875,076
Loss from discontinued operations—net	(2,670)	—	—

Net income (loss) before attribution of noncontrolling interests	(503,960)	(1,504,299)	875,076
Net income (loss) attributable to noncontrolling interests	38,476	(36,259)	15,257

Net income (loss) attributable to Mitsubishi UFJ Financial Group	(542,436)	(1,468,040)	859,819
Income allocable to preferred shareholders:
Cash dividends paid	(6,669)	(6,399)	(21,678)
Beneficial conversion feature	(7,909)	(9,478)	—
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 3)	—	(7,676)	—

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	(557,014)	(1,491,593)	838,141

Effect of dilutive instruments:
Convertible preferred stock—Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.	—	—	(1,123)
Stock options—kabu.com Securities	—	—	(1)

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥(557,014)	¥(1,491,593)	¥837,017

	2008	2009	2010
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	10,305,911	10,821,091	12,324,315
Effect of dilutive instruments:
Convertible preferred stock	—	—	1
Stock options	—	—	8,365

Weighted average common shares for diluted computation	10,305,911	10,821,091	12,332,681

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2008	2009	2010
	(in yen)
Earnings (loss) per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings (loss) per common share:
Income (loss) from continuing operations available to common shareholders of Mitsubishi UFJ Financial Group	¥(53.79)	¥(137.84)	¥68.01
Loss from discontinued operations	(0.26)	—	—

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	¥(54.05)	¥(137.84)	¥68.01

Diluted earnings (loss) per common share:
Income (loss) from continuing operations available to common shareholders of Mitsubishi UFJ Financial Group	¥(53.79)	¥(137.84)	¥67.87
Loss from discontinued operations	(0.26)	—	—

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	¥(54.05)	¥(137.84)	¥67.87

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

For the fiscal year ended March 31, 2010, stock options issued by MU Hands-on Capital Ltd. could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

In computing the number of the potentially dilutive common shares for the fiscal year ended March 31, 2010, Class 11 Preferred Stock has been based on the conversion price at March 31, 2010 (i.e., ¥865.9).

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

Trading Activities

The MUFG Group’s trading activities include dealing and customer accommodation activities. As part of its trading activities, the MUFG Group offers a variety of derivative financial instruments and debt instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The MUFG Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account.

Risk Management Activities

As part of MUFG’s risk management activities, asset and liability management is viewed as one of the methods for the MUFG Group to manage its interest rate exposures on interest-bearing assets and liabilities. The MUFG Group uses certain derivative financial instruments in order to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. For example, an increase or a decrease of interest income and interest expense on hedged variable-rate assets and liabilities as a result of interest rate fluctuations are expected to substantially offset the variability in earnings by gains and losses on the derivative instruments that are linked to these hedged assets and liabilities.

The MUFG Group enters into interest rate swaps and other contracts primarily to manage the interest rate volatility of its loans, investment securities and deposit liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the MUFG Group to effectively manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. The MUFG Group enters into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance-sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC whose fiscal periods end on December 31.

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans, Borrowings and Certificates of Deposit (“CD”) and Other Time Deposits

UNBC engages in several types of cash flow hedging strategies related to forecasted future interest payments, with the hedged risk being the variability in those payments due to changes in the designated benchmark rate, e.g., U.S. dollar LIBOR. In these strategies, the hedging instruments are matched with groups of similar variable rate instruments such that the reset tenor of the variable rate instruments and that of the hedging instrument are identical. Cash flow hedging strategies include the utilization of purchased floor, cap, collars and corridor options and interest rate swaps. At December 31, 2009, the weighted average remaining life of the currently active (excluding any forward positions) cash flow hedges was approximately 2.2 years.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UNBC uses purchased interest rate floors to hedge the variable cash flows associated with 1-month or 3-month LIBOR indexed loans. Payments received under the floor contract offset the decline in loan interest income if the relevant LIBOR index falls below the floor’s strike rate.

UNBC uses interest rate floor corridors to hedge the variable cash flows associated with 1-month or 3-month LIBOR indexed loans. Net payments to be received under the floor corridor contracts offset the decline in loan interest income if the relevant LIBOR index falls below the corridor’s upper strike rate, but only to the extent the index remains above the lower strike rate. The corridor will not provide protection from declines in the relevant LIBOR index to the extent it falls below the corridor’s lower strike rate.

UNBC uses interest rate collars to hedge the variable cash flows associated with 1-month or 3-month LIBOR indexed loans. Net payments received under the collar contract offset declines in loan interest income if the relevant LIBOR index falls below the collar’s floor strike rate, while net payments paid reduce the increase in loan interest income if the LIBOR index rises above the collar’s cap strike rate.

UNBC uses interest rate swaps to hedge the variable cash flows associated with 1-month or 3-month LIBOR indexed loans. Payments received (or paid) under the swap contract offset fluctuations in loan interest income caused by changes in the relevant LIBOR index. As such, these instruments hedge all fluctuations in the loans’ interest income caused by changes in the relevant LIBOR index.

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with 1-month or 3-month LIBOR indexed borrowings. Payments received under the cap contract offset the increase in borrowing interest expense if the relevant LIBOR index rises above the cap’s strike rate.

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate CDs. In these hedging relationships, UNBC hedges the change in interest rates based on 1-month, 3-month, and 6-month LIBOR, which is consistent with the CDs’ original term to maturity and reflects their repricing frequency. Net payments to be received under the cap contract offset increases in interest expense caused by the relevant LIBOR index rising above the cap’s strike rate.

UNBC uses interest rate cap corridors to hedge the variable cash flows associated with the forecasted issuance and rollover of short-term, fixed rate CDs. In these hedging relationships, UNBC hedges changes in interest rates, either 1-month, 3-month, or 6-month LIBOR, based on the original term to maturity of the CDs. Net payments received under the cap corridor contract offset increases in deposit interest expense caused by the relevant LIBOR index rising above the corridor’s lower strike rate, but only to the extent the index does not exceed the upper strike rate. The corridor will not provide protection from increases in the relevant LIBOR index to the extent it rises above the corridor’s upper strike rate.

Hedging transactions are structured at inception so that the notional amounts of the hedging instruments are matched to an equal principal amount of loans, CDs, or borrowings, the index and repricing frequencies of the hedging instruments match those of the loans, CDs, or borrowings and the period in which the designated hedged cash flows occurs is equal to the term of the hedge instruments. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedging instruments versus those of the loans, CDs or borrowings.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness or hedge components excluded from the assessment of hedge effectiveness are recognized in

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

noninterest expense in the period in which they arise. Based upon amounts included in accumulated other changes in equity from nonowner sources at March 31, 2010, the MUFG Group expects to realize approximately ¥3.3 billion in net interest income for the fiscal year ending March 31, 2011. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2010.

Fair Value Hedges

Hedging Strategy for Subordinated Debt

In the first quarter of 2009, UNBC terminated all of its interest rate swaps, which were previously used to hedge subordinated debt. The notional amount of the terminated swaps was ¥87.5 billion. These swaps were not replaced. As a result of the termination, UNBC received ¥15.4 billion in cash, which is treated as a deferred gain and recognized over the remaining contractual life of the subordinated debt.

Economic Hedging

In 2008, UNBC began offering markets-linked certificates of deposit. The terms of the market-linked CD allow the client to earn the higher of either a minimum fixed rate of interest or a return tied to the Standard and Poor’s 500 index (“S&P 500”) or the Dow Jones UBS Commodity Index. UNBC hedges its exposure to the embedded derivative contained in market-linked CDs with a perfectly matched over-the-counter call option. Both the embedded derivative and call option are recorded at fair value with the realized and unrealized changes in fair value recorded in noninterest income within trading account activities.

Impact of Derivatives on the Consolidated Balance Sheet

The following table summarizes the notional amount of derivative contracts at March 31, 2010:

At March 31, 2010:	Notional amounts(1)
(in trillions)
Interest rate contracts	¥692.2
Foreign exchange contracts	112.7
Equity contracts	2.0
Commodity contracts	1.4
Credit derivatives	7.9
Others	1.1

Total	¥817.3

Note:

(1)	Represents the total notional amount of derivative contracts and includes both written and purchased options.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheet at March 31, 2010:

	Fair Value of Derivative Instruments(1)(5)
At March 31, 2010:	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥6,372	¥9	¥6,381
Foreign exchange contracts	2,200	—	2,200
Equity contracts	46	—	46
Commodity contracts	172	—	172
Credit derivatives	65	—	65

Total derivative assets	¥8,855	¥9	¥8,864

Derivative liabilities:
Interest rate contracts	¥6,118	¥1	¥6,119
Foreign exchange contracts	2,094	—	2,094
Equity contracts	121	—	121
Commodity contracts	118	—	118
Credit derivatives	69	—	69
Others(6)	(108)	—	(108)

Total derivative liabilities	¥8,412	¥1	¥8,413

Notes:

(1)	The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivables associated with derivative instruments are not added to or netted against the fair value amounts.
(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purpose, and are classified in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC. The derivative instruments which are designated as a hedging instrument are classified in Other assets or Other liabilities.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31.
(6)	Others include bifurcated embedded derivatives carried at fair value which are classified in deposits and long-term debt.

Impact of Derivatives and Hedged Items on the Consolidated Statement of Operations and on Accumulated Other Changes in Equity from Nonowner Sources

The following tables reflect more detailed information regarding the derivative-related impact on the consolidated statement of operations by accounting designation for the fiscal year ended March 31, 2010:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and Risk Management Derivatives gains and losses (Not designated as hedging instruments)
For the fiscal year ended March 31, 2010:	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Interest rate contracts	¥—	¥213	¥213
Foreign exchange contracts	33	—	33
Equity contracts	—	(217)	(217)
Commodity contracts	—	(9)	(9)
Credit derivatives	—	(97)	(97)
Others	(2)	22	20

Total	¥31	¥(88)	¥(57)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gains and losses for derivatives designated as cash flow hedges

	Gains and losses for derivatives designated as cash flow hedges
	The amount of gains (losses) recognized in Accumulated other changes in equity from nonowner sources on derivative instruments (Effective portion)	Gains (Losses) reclassified from Accumulated other changes in equity from nonowner sources into income (Effective portion)		Gains (Losses) recognized in income on derivative instruments (Ineffective portion and amount excluded from effectiveness testing)
For the fiscal year ended March 31, 2010:		Classification	Amount	Classification	Amount
	(in billions)
Interest rate contracts	¥4	Interest income	¥12		¥—

Total	¥4		¥12		¥—

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Derivatives

The MUFG Group enters into credit derivatives to manage credit risk exposures, to facilitate client transactions, and for proprietary trading purpose, under which they provide counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. Types of these credit derivatives include principally single name credit default swaps, index and basket credit default swaps and credit-linked notes. The MUFG Group will have to perform under a credit derivative if a credit event as defined under the contract occurs. Such credit events include bankruptcy, dissolution or insolvency of the referenced entity, default and restructuring of the obligations of the referenced entity. The MUFG Group’s counterparties are banks, broker-dealers, insurance and other financial institutions. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of March 31, 2009 and 2010:

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
At March 31, 2009:	Less than 1 year	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥212,209	¥1,895,384	¥57,741	¥2,165,334	¥136,879
Non-investment grade	29,923	257,401	1,277	288,601	38,339
Not rated	—	15,911	—	15,911	595

Total	242,132	2,168,696	59,018	2,469,846	175,813

Index and basket credit default swaps held by BTMU:
Investment grade(2)	45,429	450,247	7,835	503,511	27,096
Non-investment grade	1,991	39,555	—	41,546	4,521
Not rated	—	17,342	—	17,342	9,922

Total	47,420	507,144	7,835	562,399	41,539
Index and basket credit default swaps held by MUS:
Investment grade(2)	10,000	393,922	2,000	405,922	40,838
Non-investment grade	—	5,000	—	5,000	1,920
Not rated	—	1,291	—	1,291	(3)

Total	10,000	400,213	2,000	412,213	42,755
Index and basket credit default swaps held by MUTB:
Normal	42,000	30,000	—	72,000	3,241
Close Watch(3)	3,000	3,000	—	6,000	1,361

Total	45,000	33,000	—	78,000	4,602

Total index and basket credit default swaps sold	102,420	940,357	9,835	1,052,612	88,896

Total credit default swaps sold	¥344,552	¥3,109,053	¥68,853	¥3,522,458	¥264,709

Credit-linked notes(4)	¥1,455	¥71,597	¥229,800	¥302,852	¥(220,416)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
At March 31, 2010:	Less than 1 year	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥611,227	¥1,990,256	¥46,345	¥2,647,828	¥(13,822)
Non-investment grade	66,900	173,671	279	240,850	4,035
Not rated	5,499	11,334	—	16,833	13

Total	683,626	2,175,261	46,624	2,905,511	(9,774)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	80,460	177,249	149,174	406,883	923
Non-investment grade	71,950	45,017	—	116,967	1,656
Not rated	10,420	—	—	10,420	(25)

Total	162,830	222,266	149,174	534,270	2,554
Index and basket credit default swaps held by MUS:
Investment grade(2)	980	298,140	4,000	303,120	(5,380)
Non-investment grade	—	30,867	—	30,867	455
Not rated	—	35,116	—	35,116	(926)

Total	980	364,123	4,000	369,103	(5,851)
Index and basket credit default swaps held by MUTB:
Normal	30,000	—	—	30,000	(103)
Close Watch(3)	3,000	—	—	3,000	26

Total	33,000	—	—	33,000	(77)

Total index and basket credit default swaps sold	196,810	586,389	153,174	936,373	(3,374)

Total credit default swaps sold	¥880,436	¥2,761,650	¥199,798	¥3,841,884	¥(13,148)

Credit-linked notes(4)	¥—	¥39,240	¥195,005	¥234,245	¥(199,863)

Notes:

(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)	Reference entities classified as “Close Watch” require close scrutiny because their business performance is unstable or their financial condition is unfavorable.
(4)	Fair value amounts shown represent the fair value of the hybrid instruments.

Single name credit default swaps—A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium over the life of the contracts and is protected for the period. The MUFG Group in turn will have to perform under a credit default swap if a credit event as defined under the contracts occurs. In order to provide an indication of the current payment/performance risk of the credit default swaps, the external credit ratings, primarily Moody’s and S&P credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Index and basket credit default swaps—Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of underlying names, the MUFG Group will have to pay a pro rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment/performance risk of these credit default swaps, BTMU and MUS rating scale based upon the internal ratings, which generally corresponds to ratings defined primarily by Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed. As for the current payment/performance risk of these credit default swaps, MUTB rating scale is based upon the entity’s internal ratings, which is the same credit rating system utilized for estimating probabilities of default within its loan portfolio.

Credit-linked notes (“CLNs“)—The MUFG Group has invested in CLNs, which are hybrid instruments containing embedded derivatives, in which credit protection has been sold to the issuer of the note. If there is a credit event of a reference entity underlying the CLN, the principal balance of the note may not be repaid in full to the MUFG Group. As part of its financing activities, MUS and other securities subsidiaries in Japan and overseas issue CLNs.

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional value of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥201 billion and ¥2,605 billion, respectively, at March 31, 2009, and approximately ¥12 billion and ¥2,948 billion, respectively, at March 31, 2010.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2010, is approximately ¥3.3 trillion for which the MUFG Group has posted collateral of approximately ¥295 billion in the normal course of business. As of March 31, 2010, additional collateral and termination payments pursuant to bilateral agreements with certain counterparties are approximately ¥170 billion and ¥73 billion, respectively, which could have been called by counterparties, if all of the credit-risk-related contingent features underlying these agreements were triggered.

24.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance-sheet credit-related supports and similar instruments, in order to meet the customers’ financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2009 and 2010. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

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

The MUFG Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes guarantees of ¥189.0 billion and ¥195.7 billion at March 31, 2009 and 2010, respectively, which are participated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2009:		Less than 1 year	1-5 years	Over 5 years
	(in billions)
Standby letter of credit and financial guarantees	¥4,550	¥2,095	¥1,113	¥1,342
Performance guarantees	2,489	1,573	785	131
Derivative instruments	67,954	29,656	34,946	3,352
Guarantee for repayment of trust principal	1,234	173	1,055	6
Liabilities of trust accounts	3,158	2,098	382	678
Others	128	128	—	—

Total	¥79,513	¥35,723	¥38,281	¥5,509

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2010:		Less than 1 year	1-5 years	Over 5 years
	(in billions)
Standby letter of credit and financial guarantees	¥4,223	¥2,147	¥1,036	¥1,040
Performance guarantees	2,242	1,438	682	122
Derivative instruments	81,244	29,371	48,502	3,371
Guarantee for repayment of trust principal	1,104	89	1,007	8
Liabilities of trust accounts	4,326	3,393	293	640
Others	183	180	1	2

Total	¥93,322	¥36,618	¥51,521	¥5,183

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

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees as prescribed in the guidance on guarantees, the MUFG Group has to track whether the counterparties are actually exposed to the losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2009 and 2010 are excluded from this presentation, as they are disclosed in Note 23.

Guarantees for the repayment of trust principal include guarantees which the MUFG Group provides for the repayment of principal of certain types of trust products, including certain jointly operated designated money in trusts and loan trusts. The MUFG Group manages and administers trust assets in a capacity of agent or fiduciary on behalf of its customers and trust assets are segregated from the assets of the MUFG Group, which keeps separate records for the trust activities. The MUFG Group, in principle, does not assume any risks associated with the trust assets under management, however, as permitted by applicable laws, the MUFG Group provides guarantees for the repayment of principal of such trust products. At March 31, 2009 and 2010, the contract amounts of such guarantees for repayment of trust principal were ¥1,235 billion and ¥1,104 billion, respectively. The accounting methods used for the segregated records of trust activities are different from financial accounting principles and practices. However, the MUFG Group follows an approach similar to those used for its own assets to identify an impairment of an asset included in the trusts with guaranteed principal, with inherent variations applicable to trust accounting. Amounts of loans deemed to be impaired are written off directly and are charged to the trust account profits earned during the trust accounting period. Write-downs of securities are also directly charged to the trust account profits. The amounts of trust assets written-off in the segregated records were ¥9 million and nil, for the fiscal years ended March 31, 2009 and 2010, respectively. These amounts were reflected in the segregated records as deductions before net profits earned by trust accounts for the accounting period. In addition, a part of trust account profits is set aside as a reserve to absorb losses in the trust asset portfolios in the segregated records in accordance with relevant legislation concerning the trust business and/or trust agreements. Statutory reserves for loan trusts are established at a rate of 4.0% of the trust fees up to the amounts of 0.5% of the trust principal in accordance with the legislation. Reserves for jointly operated designated money in trusts are established at a rate of 0.3% of the balance of loans and other assets in the trust account assets in accordance with the related trust agreement. The amounts of such reserves set aside in the segregated records were ¥1,196 million and ¥727 million at March 31, 2009 and 2010, respectively. The MUFG Group is required to provide an allowance for off-balance-sheet instruments on such guarantees in the financial statements only when the principal is deemed to be impaired. Management believes that the MUFG Group will not incur any losses on the guarantees.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, unless there are the certain agreements with trust creditors that have provisions limiting the MUFG Group’s responsibility as a trustee to the trust account assets. A trust may incur external liabilities to obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account does not maintain sufficient liquidity available for such liabilities unless the agreement

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with trust creditors does not limit the trustee’s responsibility to the trust account assets. At March 31, 2009 and 2010, there were liabilities of ¥3,158 billion and ¥4,326 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets; the MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

Other includes security lending indemnifications. Security lending indemnifications are the indemnifications for institutional customers of securities lending transactions against counterparty default. All lending transactions are collateralized, primarily by cash.

Carrying Amount

At March 31, 2009 and 2010, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,364,620 million and ¥1,171,417 million, respectively, which are included in Other liabilities and Trading account liabilities. However, credit derivatives sold by the MUFG Group at March 31, 2009 and 2010 are excluded from this presentation, as they are disclosed in Note 23. In addition, Other liabilities also include an allowance for off-balance-sheet instruments of ¥46,757 million and ¥41,991 million, respectively, related to these transactions.

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

Presented in the table below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2009 and 2010. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2009:	Maximum potential/ Contractual or Notional amount	Normal	Close watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,550	¥4,213	¥307	¥18	¥12
Performance guarantees	2,489	2,368	106	5	10

Total	¥7,039	¥6,581	¥413	¥23	¥22

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Amount by borrower grade
At March 31, 2010:	Maximum potential/ Contractual or Notional amount	Normal	Close watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,223	¥3,876	¥301	¥17	¥29
Performance guarantees	2,242	2,173	55	2	12

Total	¥6,465	¥6,049	¥356	¥19	¥41

Notes:

(1)	Borrowers classified as “Close watch” require close scrutiny because their business performance is unstable or their financial condition is unfavorable.
(2)	Borrowers classified as “Likely to become Bankrupt” are not yet bankrupt, but are in financial difficulty with poor progress in achieving their business restructuring plans or are likely to bankrupt in the future. Borrowers classified as “Legally or Virtually Bankrupt” are considered to be legally bankrupt or are virtually bankrupt.

The guarantees the MUFG Group does not classify based upon internal credit ratings are as follows.

The MUFG Group records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The MUFG Group also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, offsetting economic hedge positions. The MUFG Group expects the risk of loss to be remote and believes that the notional amounts of the derivative contracts generally exceed its exposure.

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

The MUFG Group conducts securities lending transactions for institutional customers as a fully disclosed agent. At times, securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event the borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. All lending transactions are collateralized, primarily by cash. At March 31, 2010, the MUFG Group had no exposure that would require it to pay under this securities lending indemnification, since the collateral market value exceeds the securities lent.

Other Off-balance-sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance-sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance-sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

its customers. Once the MUFG Group issues these financial instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2010, approximately 76% of these commitments will expire within one year, 23% from one year to five years and 1% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2009 and 2010:

	2009	2010
	(in billions)
Commitments to extend credit	¥59,373	¥61,020
Commercial letters of credit	530	628
Commitments to make investments	144	126
Other	8	6

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the assets and liabilities of consolidated VIEs, the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from its involvement with non-consolidated VIEs, and the assets and liabilities of non-consolidated VIEs recorded on the consolidated balance sheet at March 31, 2009 and 2010.

Consolidated VIEs	Consolidated assets						Consolidated liabilities
At March 31, 2009:	Total	Cash	Trading account assets	Investment securities	Loans	All other assets	Total		Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,450,238	¥125,301	¥904	¥400,038	¥5,912,685	¥11,310	¥6,456,798	(1)	¥5,816,673	¥395,614	¥244,511	(1)
Investment funds	1,284,010	51,016	965,110	25,998	1,782	240,104	98,876	(1)	2,461	34,006	62,409	(1)
Special purpose entities created for structured financing	164,614	1,515	—	—	159,990	3,109	165,726		12,736	152,740	250
Repackaged instruments	85,679	71	84,569	1,039	—	—	91,866		540	84,743	6,583
Securitization of the MUFG group’s assets	2,994,713	2,282	—	—	2,900,834	91,597	3,049,217		—	3,046,444	2,773
Others	195,709	37,017	823	—	121,377	36,492	194,873		121,643	36,889	36,341

Total	¥11,174,963	¥217,202	¥1,051,406	¥427,075	¥9,096,668	¥382,612	¥10,057,356	(1)	¥5,954,053	¥3,750,436	¥352,867	(1)

Note:

(1)	Effective April 1, 2009, the MUFG Group adopted new guidance regarding noncontrolling interests in subsidiaries. See Note 1 “Noncontrolling Interests” under “Accounting Changes” section for the detail. As a result, the amounts of All other liabilities in Asset-backed conduits and Investment funds, and Total balance at March 31, 2009 were reclassified.

Consolidated VIEs	Consolidated assets						Consolidated liabilities
At March 31, 2010:	Total	Cash	Trading account assets	Investment securities	Loans	All other assets	Total	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,185,451	¥83,516	¥949	¥305,942	¥4,786,104	¥8,940	¥5,193,733	¥4,534,058	¥340,999	¥318,676
Investment funds	1,383,520	45,890	1,174,889	19,114	1,670	141,957	64,791	717	31,070	33,004
Special purpose entities created for structured financing	199,005	1,831	—	2,025	191,868	3,281	199,432	26,352	172,871	209
Repackaged instruments	55,047	—	42,032	13,015	—	—	55,319	—	54,743	576
Securitization of the MUFG group’s assets	2,692,795	213	3,851	—	2,603,024	85,707	2,710,615	13,000	2,696,043	1,572
Others	166,652	31,774	799	—	102,858	31,221	165,930	103,131	31,695	31,104

Total	¥9,682,470	¥163,224	¥1,222,520	¥340,096	¥7,685,524	¥271,106	¥8,389,820	¥4,677,258	¥3,327,421	¥385,141

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A portion of the assets and liabilities of consolidated VIEs presented in the tables above were derived from transactions between consolidated VIEs and the MUFG Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts of assets were ¥176,185 million of Cash and due from banks and Interest-earning deposits in other banks, ¥902 million of Trading account assets, ¥25,708 million of Investment securities, ¥259,838 million of Loans and ¥8,428 million of All other assets at March 31, 2009, and ¥125,813 million of Cash and due from banks and Interest-earning deposits in other banks, ¥711 million of Trading account assets, ¥415 million of Investment securities, ¥193,953 million of Loans and ¥7,414 million of All other assets at March 31, 2010. The eliminated amounts of liabilities were ¥4,137,196 million of Other short-term borrowings, ¥1,640,992 million of Long-term debt and ¥70,369 million of All other liabilities at March 31, 2009, and ¥3,335,342 million of Other short-term borrowings, ¥1,518,273 million of Long-term debt and ¥57,591 million of All other liabilities at March 31, 2010.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MUFG Group, except where the MUFG Group provides credit support as in the case of certain asset-backed conduits.

Significant Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2009:	Assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	Other assets	Total	Trading account liabilities	Other liabilities
	(in millions)
Asset-backed conduits	¥11,055,771	¥2,091,098	¥1,305,466	¥1,540	¥50,569	¥1,253,357	¥—	¥—	¥—	¥—
Investment funds	12,175,644	940,640	877,816	177,933	246,644	407,313	45,926	—	—	—
Special purpose entities created for structured financing	12,328,660	1,816,391	1,529,732	20,580	84,932	1,417,528	6,692	—	—	—
Repackaged instruments	57,393,642	1,823,526	1,738,573	430,501	799,351	508,721	—	—	—	—
Others	8,906,982	1,612,938	1,183,634	4,055	349,426	830,153	—	565	565	—

Total	¥101,860,699	¥8,284,593	¥6,635,221	¥634,609	¥1,530,922	¥4,417,072	¥52,618	¥565	¥565	¥—

Significant Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2010:	Assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	Other assets	Total	Trading account liabilities	Other liabilities
	(in millions)
Asset-backed conduits	¥5,060,968	¥1,972,562	¥1,073,035	¥1,375	¥77,742	¥993,918	¥—	¥—	¥—	¥—
Investment funds	15,681,299	833,828	810,295	43,638	432,264	319,712	14,681	—	—	—
Special purpose entities created for structured financing	12,022,760	1,834,411	1,596,711	20,858	83,563	1,479,700	12,590	—	—	—
Repackaged instruments	36,848,306	1,430,813	1,426,517	256,111	716,754	453,652	—	—	—	—
Others	8,135,057	1,511,718	1,065,275	3,438	331,826	730,011	—	5,547	—	5,547

Total	¥77,748,390	¥7,583,332	¥5,971,833	¥325,420	¥1,642,149	¥3,976,993	¥27,271	¥5,547	¥—	¥5,547

Maximum exposure to loss on each type of entity is determined, based on the carrying amount of any on-balance-sheet assets and any off-balance-sheet liability held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the theoretical maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of ever incurring such a loss. The difference between the amount of on-balance-sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Adoption of New Accounting Guidance for Consolidation of Variable Interest Entities

In June 2009, the FASB issued new accounting guidance that amends the existing guidance for consolidation of variable interest entities. This new accounting guidance, which was effective for the MUFG Group on April 1, 2010, significantly changes the way an enterprise determines whether to consolidate a variable interest entity. The adoption of this new accounting guidance on April 1, 2010 resulted in the consolidation and deconsolidation of certain variable interest entities. The net increase of the MUFG Group’s consolidated assets and liabilities, on a preliminary basis, were approximately ¥242 billion and ¥219 billion, respectively, as of April 1, 2010. The impact of the newly consolidated variable interest entities were ¥268 billion and ¥240 billion of assets and liabilities, respectively. These newly consolidated variable interest entities primarily consist of jointly operated designated money in trusts of which the MUFG Group has the power to direct the activities as an asset manager and the obligation to absorb losses through the face value guarantee. See Analysis of Each Transaction Category—Others—Trust Arrangements for the accounting for the jointly operated designated money in trust under the existing guidance.

26.    COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The MUFG Group leases certain technology systems, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum rental commitments for noncancelable leases at March 31, 2010 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2011	¥21,327	¥65,673
2012	15,578	55,754
2013	8,036	49,437
2014	5,433	40,385
2015	4,549	36,440
2016 and thereafter	30,217	296,368

Total minimum lease payments	85,140	¥544,057

Amount representing interest	(7,793)

Present value of minimum lease payments(1)	¥77,347

Note:

(1)	One of our subsidiaries entered into a lease agreement in February 2009. The lease term will commence in February 2011 and will be accounted for as a capital lease in accordance with the relevant lease accounting guidance. The present value of minimum lease payments of ¥32,864 million under this commitment have been included in the above table.

Total rental expense for the fiscal years ended March 31, 2008, 2009 and 2010 was ¥107,289 million, ¥110,433 million and ¥108,591 million, respectively.

Repayment of Excess Interest

The Japanese government implemented regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law, which was formerly 29.2% per annum, to 20% per annum. The reduction in interest rates was implemented in June 2010. Under the reforms, all interest rates for loans originated after this reform are subject to the lower limits imposed by Interest Rate Restriction Law, which compel lending institutions to lower the interest rates they charge borrowers.

Formerly, consumer finance companies were able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law so long as the payment was made voluntarily by the borrowers and the lender complied with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investee offered loans at interest rates above the Interest Rate Restriction Law. Upon the implementation in June 2010, they lowered the interest rates for loans originated after this reform to below the Interest Rate Restriction Law.

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Due to such decisions and other regulatory changes, borrowers’ claims for reimbursement of excess interest significantly increased during the fiscal year ended March 31, 2007. As a result, MUFG’s consumer finance subsidiaries increased the allowance for repayment of excess interest for the fiscal year ended March 31, 2007. At March 31, 2009 and 2010, the allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥76,876 million and ¥84,216 million, respectively. See provision for repayment of excess interest in the consolidated statements of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

operations for the expenses recognized in relation to the allowance. For the fiscal years ended March 31, 2008, 2009 and 2010, an MUFG’s equity method investee had a negative impact of ¥2,982 million, ¥15,829 million and ¥23,109 million, respectively, on Equity in losses of equity method investees in the consolidated statement of operations.

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

27.    FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	(in millions)
Trust fees	¥156,302	¥125,451	¥107,175
Fees on funds transfer and service charges for collections	152,902	147,658	145,865
Fees and commissions on international business	69,717	64,128	61,201
Fees and commissions on credit card business	137,970	141,421	137,394
Service charges on deposits	36,109	31,586	27,420
Fees and commissions on securities business	130,738	112,143	129,730
Fees on real estate business	44,461	19,770	19,876
Insurance commissions	43,023	28,065	22,869
Fees and commissions on stock transfer agency services	72,292	62,878	53,040
Guarantee fees	86,317	77,592	70,489
Fees on investment funds business	161,467	130,654	127,329
Other fees and commissions	225,749	247,166	237,155

Total	¥1,317,047	¥1,188,512	¥1,139,543

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

28.    TRADING ACCOUNT PROFITS AND LOSSES

The MUFG Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy.

The MUFG Group has trading securities and trading derivative assets and liabilities for this purpose. In addition, the trading securities include foreign currency denominated debt securities such as foreign government or official institution bonds, corporate bonds and mortgage-backed securities, which are mainly comprised of securities measured at fair value under fair value option.

Net trading gains (losses) for the fiscal years ended March 31, 2008, 2009 and 2010 were comprised of the following:

	2008	2009	2010
	(in millions)
Interest rate and other derivative contracts	¥520,564	¥555,505	¥(88,486)
Trading account securities, excluding derivatives	(122,168)	(813,312)	849,958

Trading account profits (losses)—net	398,396	(257,807)	761,472
Foreign exchange derivative contracts	26,832	(829,605)	31,154

Net trading gains (losses)	¥425,228	¥(1,087,412)	¥792,626

For further information on the methodologies and assumptions used to estimate fair value, see Note 31, which also shows fair values of trading securities by major category. Note 23 discloses further information on fair value of derivative assets and liabilities by major category.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective April 1, 2009, there were changes made in the managerial accounting methods, including those regarding revenue and expense distribution among the MUFG Group’s business segments. The table set forth below has been reclassified to conform to the new basis of managerial accounting:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
(in billions)			Other than UNBC	UNBC	Overseas total
Fiscal year ended March 31, 2008:
Net revenue	¥1,345.2	¥1,192.5	¥302.3	¥296.4	¥598.7	¥1,791.2	¥198.5	¥300.0	¥(18.7)	¥3,616.2
BTMU and MUTB:	742.2	1,034.7	192.3	—	192.3	1,227.0	82.1	295.4	(86.3)	2,260.4
Net interest income	578.6	515.8	105.3	—	105.3	621.1	—	187.3	(25.5)	1,361.5
Net fees	144.9	362.8	51.3	—	51.3	414.1	82.1	(4.8)	(25.3)	611.0
Other	18.7	156.1	35.7	—	35.7	191.8	—	112.9	(35.5)	287.9
Other than BTMU and MUTB*	603.0	157.8	110.0	296.4	406.4	564.2	116.4	4.6	67.6	1,355.8
Operating expenses	953.9	557.1	183.7	187.6	371.3	928.4	98.5	59.0	205.2	2,245.0

Operating profit (loss)	¥391.3	¥635.4	¥118.6	¥108.8	¥227.4	¥862.8	¥100.0	¥241.0	¥(223.9)	¥1,371.2

Fiscal year ended March 31, 2009:
Net revenue	¥1,320.0	¥1,045.0	¥358.7	¥256.8	¥615.5	¥1,660.5	¥171.1	¥396.3	¥(213.7)	¥3,334.2
BTMU and MUTB:	732.5	918.8	254.3	—	254.3	1,173.1	70.8	388.1	(265.8)	2,098.7
Net interest income	614.9	474.5	110.5	—	110.5	585.0	—	246.0	6.5	1,452.4
Net fees	107.5	343.3	94.4	—	94.4	437.7	70.8	(10.9)	(41.1)	564.0
Other	10.1	101.0	49.4	—	49.4	150.4	—	153.0	(231.2)	82.3
Other than BTMU and MUTB*	587.5	126.2	104.4	256.8	361.2	487.4	100.3	8.2	52.1	1,235.5
Operating expenses	975.1	554.0	173.6	157.3	330.9	884.9	93.3	62.2	192.9	2,208.4

Operating profit (loss)	¥344.9	¥491.0	¥185.1	¥99.5	¥284.6	¥775.6	¥77.8	¥334.1	¥(406.6)	¥1,125.8

Fiscal year ended March 31, 2010:
Net revenue	¥1,433.3	¥945.4	¥348.4	¥265.3	¥613.7	¥1,559.1	¥157.2	¥528.5	¥(73.0)	¥3,605.1
BTMU and MUTB:	658.1	790.3	229.2	—	229.2	1,019.5	61.2	517.5	(97.5)	2,158.8
Net interest income	541.2	442.8	140.5	—	140.5	583.3	—	355.1	(27.9)	1,451.7
Net fees	105.4	335.8	105.6	—	105.6	441.4	61.2	(13.3)	(44.5)	550.2
Other	11.5	11.7	(16.9)	—	(16.9)	(5.2)	—	175.7	(25.1)	156.9
Other than BTMU and MUTB*	775.2	155.1	119.2	265.3	384.5	539.6	96.0	11.0	24.5	1,446.3
Operating expenses	988.2	511.7	204.6	168.1	372.7	884.4	91.4	61.3	179.2	2,204.5

Operating profit (loss)	¥445.1	¥433.7	¥143.8	¥97.2	¥241.0	¥674.7	¥65.8	¥467.2	¥(252.2)	¥1,400.6

*	Includes MUFG and its subsidiaries other than BTMU and MUTB.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the operating profit under the internal management reporting system for the fiscal years ended March 31, 2008, 2009 and 2010 above to income (loss) from continuing operations before income tax expense (benefit) shown on the consolidated statements of operations is as follows:

	2008	2009		2010
	(in billions)
Operating profit:	¥1,371	¥1,126		¥1,401
Provision for credit losses	(386)	(627)		(648)
Trading account profits (losses)—net	81	(392)		387
Equity investment securities gains (losses)—net	(224)	(538)		207
Debt investment securities losses—net	(1,197)	(104)		(11)
Foreign exchange gains (losses)—net	1,433	(48)		118
Equity in losses of equity method investees	(34)	(60)		(104)
Impairment of goodwill	(894)	(846)		—
Impairment of intangible assets	(79)	(127)		(12)
Provision for repayment of excess interest	(3)	(48)		(45)
Other—net	(16)	(100)		(11)

Income (loss) from continuing operations before income tax expense (benefit)	¥52 (1)	¥(1,764	)(1)	¥1,282

Note:
(1)	Effective April 1, 2009, the MUFG Group adopted new guidance regarding noncontrolling interests in subsidiaries. See Note 1 “Noncontrolling Interests” under “Accounting Changes” section for the detail. As a result, income (loss) from continuing operations before income tax expense (benefit) for the fiscal years ended March 31, 2008 and 2009 were reclassified.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2008, 2009 and 2010, and estimated total revenue, total expense, income (loss) from continuing operations before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2008:

Total revenue(2)	¥4,690,998	¥228,069	¥699,785	¥442,056	¥84,017	¥6,144,925

Total expense(3) (4)	4,374,796	744,179	608,839	258,116	107,240	6,093,170

Income (loss) from continuing operations before income tax expense (benefit)(4)	316,202	(516,110)	90,946	183,940	(23,223)	51,755

Net income (loss) attributable to Mitsubishi UFJ Financial Group	(227,095)	(637,319)	121,257	232,242	(31,521)	(542,436)

Total assets at end of fiscal year	140,607,568	20,620,865	19,970,118	8,318,426	6,249,106	195,766,083

Fiscal year ended March 31, 2009:

Total revenue(2)	¥2,924,414	¥568,655	¥233,703	¥329,672	¥14,449	¥4,070,893

Total expense(3) (4)	4,281,841	778,956	471,273	218,851	84,199	5,835,120

Income (loss) from continuing operations before income tax expense (benefit)(4)	(1,357,427)	(210,301)	(237,570)	110,821	(69,750)	(1,764,227)

Net income (loss) attributable to Mitsubishi UFJ Financial Group	(1,064,387)	(223,501)	(229,462)	119,442	(70,132)	(1,468,040)

Total assets at end of fiscal year	142,996,407	23,092,047	14,981,793	7,473,868	4,955,302	193,499,417

Fiscal year ended March 31, 2010:

Total revenue(2)	¥3,604,965	¥604,395	¥355,005	¥482,588	¥165,416	¥5,212,369

Total expense(3)	3,065,026	396,009	130,576	209,560	129,082	3,930,253

Income from continuing operations before income tax expense	539,939	208,386	224,429	273,028	36,334	1,282,116

Net income attributable to Mitsubishi UFJ Financial Group	189,751	192,970	199,093	241,445	36,560	859,819

Total assets at end of fiscal year	149,023,436	21,624,397	15,804,022	8,421,156	5,211,386	200,084,397

Notes:

(1)	Other areas primarily include Canada, Latin America and the Caribbean.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for credit losses and Non-interest expense.
(4)	Effective April 1, 2009, the MUFG Group adopted new guidance regarding noncontrolling interests in subsidiaries. See Note 1 “Noncontrolling Interests” under “Accounting Changes” section for the detail of the changes. As a result, Total expenses and Income (loss) from continuing operations before income tax expense (benefit) for the fiscal years ended March 31, 2008 and 2009 were reclassified.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2009 and 2010:

	2009	2010
	(in millions)
Cash and due from banks	¥384,326	¥347,773
Interest-earning deposits in other banks	2,696,266	4,039,789

Total	¥3,080,592	¥4,387,562

Trading account assets	¥16,486,676	¥14,826,329

Investment securities	¥3,223,798	¥5,648,126

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥23,024,766	¥20,161,551

Deposits	¥17,117,994	¥22,672,788

Funds borrowed:
Call money, funds purchased	¥569,563	¥173,829
Payables under repurchase agreements	4,075,552	6,559,641
Payables under securities lending transactions	75,467	261,270
Other short-term borrowings	2,672,063	1,744,690
Long-term debt	3,848,553	3,913,889

Total	¥11,241,198	¥12,653,319

Trading account liabilities	¥4,138,599	¥2,778,540

31.    FAIR VALUE

Effective April 1, 2008, the MUFG Group adopted new guidance on the measurement of fair value for all financial assets and liabilities measured and disclosed on a fair value basis. Effective April 1, 2009, the MUFG Group has applied new guidance on the measurement of fair value for all the nonrecurring nonfinancial assets and nonfinancial liabilities including premises and equipment, intangible assets and goodwill measured at fair value for impairment. Under the new guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The new guidance on the measurement of fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is established by the new guidance:

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

The MUFG Group has an established and documented process for determining fair values in accordance with the new guidance. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon valuation techniques that use, where possible, current market-based or non-market-based parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of liabilities are determined by discounting future cash flows at a rate which incorporates the MUFG Group’s own creditworthiness. In addition, valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include, but not limited to, amounts that reflect counterparty credit quality, liquidity risk and model risk.

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

Interest-earning Deposits in Other Banks

Certain interest-earning deposits are measured at fair value by using discounted cash flows due to election of the fair value option. Cash flows are estimated based on the terms of the contracts and discounted by markets rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation are readily observable, these deposits are classified in Level 2 of the valuation hierarchy.

Receivables Under Resale Agreements

Certain receivables under resale agreements are measured at fair value by using discounted cash flows due to election of the fair value option. Cash flows are estimated based on the terms of the contracts and discounted by the interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. These receivables are classified in Level 2 of the valuation hierarchy.

Trading Accounts Assets and Liabilities—Trading Securities

When quoted prices are available in an active market, the MUFG Group adopts the quoted market prices to measure the fair values of securities and such securities are classified in Level 1 of the valuation hierarchy. Examples of Level 1 securities include certain Japanese and foreign government bonds, residential mortgage-backed securities and marketable equity securities.

When quoted market prices are available but not traded actively, such securities are classified in Level 2 of the valuation hierarchy. When quoted market prices are not available, the MUFG Group estimates fair values by using internal valuation techniques, quoted price of securities with similar characteristics or non-binding prices obtained from independent pricing vendors. Examples of such instruments include commercial paper, corporate bonds and residential mortgage-backed securities. Such securities are generally classified in Level 2 of the valuation hierarchy.

When there is less liquidity for securities or significant inputs adopted to the fair value measurements are less observable, such securities are classified in Level 3 of the valuation hierarchy. Examples of such Level 3

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities include CLOs backed by general corporate loans that are measured by weighting the estimated amounts from the internal models and the non-binding quotes from the independent broker-dealers. The weight of the broker-dealer quote is determined based on the result of inquiries to the broker-dealers for their basis of the fair value calculation with consideration of activity level of the market. Key inputs of the internal models include projected cash flow through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX which is an index of loan credit default swaps, repayment rate and discount rate reflecting liquidity premiums based on historical market data. The MUFG Group has adopted this valuation method for CLOs backed by general corporate loans from the second half of the fiscal year ended March 31, 2009. See Note 1, “Change in Accounting Estimates” section for details of the change in valuation method.

Trading Accounts Assets and Liabilities—Derivatives

Exchange-traded derivatives valued using quoted prices are classified in Level 1 of the valuation hierarchy. Examples of Level 1 derivative include security future transactions and interest rate future transactions. However, the majority of the derivative contracts entered into by the MUFG Group are traded over-the-counter and valued using internally developed techniques as there are no quoted market prices for such instruments. The valuation models and inputs vary depending on the types and contractual terms of the derivative instruments. The principal models adopted to value those instruments include discounted cash flows, Black-Scholes model and Hull-White model. The key inputs include interest rate yield curve, foreign currency exchange rate, volatility, credit quality of the counterparty or the MUFG Group and spot price of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are readily observable from an actively quoted market. Derivative instruments valued by such models and inputs are generally classified in Level 2 of the valuation hierarchy. Examples of such Level 2 derivatives include plain interest rate swaps, foreign currency forward contracts and currency option contracts.

Derivatives that are valued based on models with significant unobservable input are classified in Level 3 of the valuation hierarchy. Examples of Level 3 derivatives include long-term interest rate or currency swaps and certain credit derivatives, where significant inputs such as volatility, credit curves and the correlation of such inputs are unobservable.

Investment Securities

Investment securities include available for sale debt and equity securities, whose fair values are measured using the same methodologies as the trading securities described above except for certain private placement bonds issued by Japanese non-public companies. Fair values of certain private placement bonds issued by Japanese non-public companies are measured based on discounted cash flow methods by using discount rate applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. From the second half of fiscal year ended March 31, 2010, the credit risk of issuers are included in the future cash flows being discounted at the date applicable to the maturity of the bonds. The private placement bonds are generally utilized to finance medium or small size non-public companies as an alternative of loans. These bonds are classified as either Level 2 or Level 3 of the valuation hierarchy depending on the significance of the adjustments for unobservable credit worthiness input. This account also includes investments in nonmarketable equity securities which are subject to specialized industry accounting practice. The valuation of such nonmarketable equity securities involves significant management judgment due to the absence of quoted market prices, lack of liquidity and the long term nature of these assets. Further, there may be restriction of transfer on nonmarketable equity securities. The MUFG Group values such securities initially at transaction price and subsequently adjusts valuations considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of an investee company. Nonmarketable equity securities are included in Level 3 of the valuation hierarchy.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Assets

Other assets measured at fair value mainly consist of securities that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments. The securities under lending transaction mainly consist of certain Japanese and foreign government bonds which are valued using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above.

Money in trust for segregating cash deposited by customers on security transactions mainly consists of certain Japanese government bonds which are valued using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above and is included in Level 1 or Level 2 of the valuation hierarchy depending on the component assets.

The fair values of derivatives designated as hedging instruments are measured using the methodologies described in the “Trading Accounts Assets and Liabilities—Derivatives” above.

Obligations to Return Securities Received as Collateral

Obligations to return securities received as collateral under the securities lending transactions are measured at fair values of securities received as collateral. The securities received as collateral consist primarily of certain Japanese and foreign government bonds, whose fair values are measured using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above.

Deposits, Other Short-term Borrowings and Long-term Debt

Certain deposits, other short-term borrowings and long-term debt are measured at fair values due to election of the fair value option. These instruments under the fair value option are measured principally using internally developed models such as the discounted cash flow method. Where the inputs into the valuation are mainly based on observable inputs, these instruments are classified in Level 2 of the valuation hierarchy. Where significant inputs are unobservable, they are classified in Level 3 of the valuation hierarchy.

Market Valuation Adjustments

Counterparty credit risk adjustments are applied to certain financial assets such as over-the-counter derivatives. As not all counterparties have the same credit rating, it is necessary to take into account the actual credit rating of a counterparty to arrive at the fair value. In addition, the counterparty credit risk adjustment takes into account the effect of credit risk mitigates such as pledged collateral and legal right of offsets with the counterparty.

Own credit risk adjustments which reflect own creditworthiness are applied to financial liabilities measured at fair value.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

adjustments include adjustments to the model price of certain derivative financial instruments where parameters such as correlation are unobservable. Unobservable parameter valuation adjustments are applied to mitigate the possibility of error in the model based estimate value.

Investments in Certain Entities That Calculate Net Asset Value per Share

The MUFG Group has investments mainly in hedge funds, private equity funds, and real estate funds included in recurring and nonrecurring items.

Hedge funds are primarily multi-disciplinary hedge funds that employ a fundamental bottom-up investment approach across various asset classes and strategies. The MUFG Group’s investments in these funds are generally redeemable on monthly-quarterly basis with 30-90 days notice.

Private equity funds have specific investment objectives in connection with their acquisition of equity interests, such as providing financing and other support to start-up businesses, medium and small entities in a particular geographical area, and to companies with certain technology or companies in a high-growth industry. Generally, these investments cannot be redeemed with the funds and the return of invested capital and its gains are derived from distributions received upon the liquidation of the underlying assets of the fund. It is estimated that the underlying assets of the fund would be liquidated within ten year period.

Real estate funds invest globally, primarily in real estate companies, debt recapitalizations and direct property. These investments are generally not redeemable with the funds. Distributions from each fund will be received as the underlying investments of the funds are liquidated.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2009 and 2010:

	March 31, 2009
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥13,132,900	¥5,256,792	¥1,906,009	¥20,295,701
Trading derivative assets	24,073	9,596,896	364,855	9,985,824
Investment securities:
Securities available for sales	26,909,603	3,144,820	3,335,664	33,390,087
Other investment securities	—	1,128	42,681	43,809
Others(2)	597,822	238,905	18,312	855,039

Total	¥40,664,398	¥18,238,541	¥5,667,521	¥64,570,460

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥98,114	¥4,842	¥—	¥102,956
Trading derivative liabilities	86,412	8,942,829	360,364	9,389,605
Obligation to return securities received as collateral	2,557,116	151,684	—	2,708,800
Others(3)	—	532,624	(133,087)	399,537

Total	¥2,741,642	¥9,631,979	¥227,277	¥12,600,898

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2010
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥13,308,112	¥4,332,959	¥1,166,538	¥18,807,609
Debt securities
Japanese national government and Japanese government agency bonds	4,480,316	94,718	—	4,575,034
Japanese prefectural and municipal bonds	—	91,076	—	91,076
Foreign governments and official institutions bonds	6,237,215	487,898	171,534	6,896,647
Corporate bonds	—	1,072,625	494,987	1,567,612
Residential mortgage-backed securities	1,402,188	200,096	56,468	1,658,752
Commercial mortgage-backed securities	—	—	17,315	17,315
Asset-backed securities	—	127,301	389,061	516,362
Other debt securities	—	5,166	—	5,166
Commercial paper	—	1,473,625	—	1,473,625
Equity securities(4)	1,188,393	780,454	37,173	2,006,020
Trading derivative assets	25,878	8,446,637	382,952	8,855,467
Investment securities:
Securities available for sale	43,871,776	4,176,491	2,363,609	50,411,876
Debt securities
Japanese national government and Japanese government agency bonds	38,324,775	1,108,086	—	39,432,861
Japanese prefectural and municipal bonds	—	277,831	3,069	280,900
Foreign governments and official institutions bonds	1,223,777	33,852	87,597	1,345,226
Corporate bonds	—	1,311,183	2,163,465	3,474,648
Residential mortgage-backed securities	3,839	910,745	26,827	941,411
Commercial mortgage-backed securities	—	38,820	14,475	53,295
Asset-backed securities	—	260,723	67,095	327,818
Other debt securities	—	47	990	1,037
Marketable equity securities	4,319,385	235,204	91	4,554,680
Other investment securities	—	1,122	33,904	35,026
Others(2)(5)	442,086	206,447	17,217	665,750

Total	¥57,647,852	¥17,163,656	¥3,964,220	¥78,775,728

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥166,020	¥2,629	¥—	¥168,649
Trading derivative liabilities	77,470	8,031,143	411,564	8,520,177
Obligation to return securities received as collateral	3,071,320	158,001	—	3,229,321
Others(3)	—	467,590	45,347	512,937

Total	¥3,314,810	¥8,659,363	¥456,911	¥12,431,084

Notes:

(1)	Include securities under fair value option.
(2)	Include interest-earning deposits in other banks, receivables under resale agreements, securities under lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments.
(3)	Include deposits, other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.
(4)	Include investments valued at net asset value of ¥304,120 million. The unfunded commitments related to these investments are ¥6,455 million. These investments are mainly hedge funds.
(5)	Include investments valued at net asset value of real estate funds, hedge funds and private equity funds, valued at ¥7,050 million, ¥4,002 million and ¥3,972 million, respectively. The unfunded commitments related to these real estate funds, hedge funds and private equity funds are ¥2,758 million, ¥3,325 million and ¥3,532 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2009 and 2010. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology. The following tables reflect gains and losses for the fiscal years ended March 31, 2009 and 2010 for all assets and liabilities categorized as Level 3, including those transferred from or into Level 3 during the period.

	April 1, 2008	Total realized/ unrealized gains (losses)			Purchases, sales, issuances and settlements	Transfer into Level 3— beginning of period	Transfer out of Level 3— end of period	March 31, 2009	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2009
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥3,883,824	¥(719,313	)(2)	¥—	¥(215,528)	¥12,400	¥(1,055,374)	¥1,906,009	¥(375,940	)(2)
Trading derivatives (Net)	77,620	29,733	(2)	(19,430)	(49,772)	5,577	(39,237)	4,491	26,838	(2)
Investment securities:
Securities available for sale	3,542,099	(10,654	)(3)	(116,335)	(271,657)	285,054	(92,843)	3,335,664	(31,977	)(3)
Other investment securities	65,090	(18,321	)(4)	(894)	(5)	—	(3,189)	42,681	(18,800	)(4)
Others	76,845	21,336	(4)	(24,347)	(19,456)	—	(36,066)	18,312	175	(4)

Total	¥7,645,478	¥(697,219)		¥(161,006)	¥(556,418)	¥303,031	¥(1,226,709)	¥5,307,157	¥(399,704)

Liabilities
Others	¥432,149	¥(164,782	)(4)	¥285,349	¥374	¥—	¥(445,043)	¥(133,087)	¥28,826	(4)

Total	¥432,149	¥(164,782)		¥285,349	¥374	¥—	¥(445,043)	¥(133,087)	¥28,826

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2009(6)	Total realized/ unrealized gains (losses)			Purchases, issuances and settlements	Transfer into Level 3— beginning of period	Transfer out of Level 3— end of period		March 31, 2010	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2010
		Included in earnings		Included in other changes in equity from nonowner sources
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,906,009	¥182,968	(2)	¥—	¥(580,019)	¥14,582	¥(357,002)		¥1,166,538	¥91,316	(2)
Debt securities
Foreign governments and official institutions bonds	193,673	1,420		—	(4,367)	—	(19,192)		171,534	(1,041)
Corporate bonds	509,257	29,123		—	3,631	14,582	(61,606)		494,987	22,984
Residential mortgage-backed securities	113,495	17,091		—	(74,118)	—	—		56,468	11,328
Commercial mortgage-backed securities	16,401	7,387		—	(6,473)	—	—		17,315	6,763
Asset-backed securities	702,996	70,737		—	(330,899)	—	(53,773)		389,061	45,512
Other debt securities	—	—		—	—	—	—		—	—
Commercial paper	—	—		—	—	—	—		—	—
Equity securities	370,187	57,210		—	(167,793)	—	(222,431	)(5)	37,173	5,770
Trading derivatives (Net)	4,491	(16,391	)(2)	(45)	(37,378)	24,767	(4,056)		(28,612)	30,262	(2)
Investment securities:
Securities available for sale	3,335,664	(4,857	)(3)	30,835	(349,625)	308,526	(956,934)		2,363,609	(24,775	)(3)
Debt securities
Japanese prefectural and municipal bonds	4,471	13		—	(1,415)	—	—		3,069	8
Foreign governments and official institutions bonds	24,148	(6)		4,235	59,220	—	—		87,597	(6)
Corporate bonds	3,043,083	(4,845)		23,113	(382,381)	308,526	(824,031)		2,163,465	(24,792)
Residential mortgage-backed securities	32,302	(1)		38	(5,512)	—	—		26,827	(1)
Commercial mortgage-backed securities	18,086	1		(503)	(3,109)	—	—		14,475	1
Asset-backed securities	205,271	(85)		2,543	(7,731)	—	(132,903)		67,095	(16)
Other debt securities	1,357	56		40	(463)	—	—		990	31
Marketable equity securities	6,946	10		1,369	(8,234)	—	—		91	—
Other investment securities	42,681	(7,757	)(4)	46	(328)	—	(738)		33,904	(8,089	)(4)
Others	18,312	(1,212	)(4)	—	117	—	—		17,217	(1,027	)(4)

Total	¥5,307,157	¥152,751		¥30,836	¥(967,233)	¥347,875	¥(1,318,730)		¥3,552,656	¥87,687

Liabilities
Others	¥(133,087)	¥(1,526	)(4)	¥(17,391)	¥5,955	¥153,524	¥38		¥45,347	¥6,876	(4)

Total	¥(133,087)	¥(1,526)		¥(17,391)	¥5,955	¥153,524	¥38		¥45,347	¥6,876

Notes:

(1)	Include trading securities under fair value option.
(2)	Included in trading account profits (losses)—net and in foreign exchange gains (losses)—net.
(3)	Included in investment securities gains (losses)—net.
(4)	Included in trading account profits (losses)—net.
(5)	The MUFG Group reclassified investments in certain hedge funds from Level 3 to Level 2 because they were redeemable at net asset value at the measurement date or in the near future.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6)	The amounts of assets categorized in Level 3 at March 31, 2009, which were reported in the Form 6-K for the six months ended September 30, 2009, have been restated as follows:

	As previously reported (Unaudited)	As restated
	(in millions)
Assets
Trading account assets:
Trading securities
Debt securities
Residential mortgage-backed securities	¥10,643	¥113,495
Commercial mortgage-backed securities	13,948	16,401
Asset-backed securities	808,301	702,996

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2009 and 2010:

	March 31, 2009
	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities	¥—	¥—	¥24,912	¥24,912
Loans	6,117	42,391	394,677	443,185
Other assets	222,563	1,905	35,487	259,955

Total	¥228,680	¥44,296	¥455,076	¥728,052

	March 31, 2010
	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥14,127	¥14,127
Loans	10,346	37,247	385,979	433,572
Premises and equipment	—	—	11,025	11,025
Intangible assets	—	—	52,262	52,262
Other assets(1)	144,659	—	29,781	174,440

Total	¥155,005	¥37,247	¥493,174	¥685,426

Note:

(1)	Include investments valued at net asset value of ¥22,686 million. The unfunded commitments related to these investments of ¥12,269 million. These investments are private equity funds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the nonrecurring changes in fair value which have been recorded during the fiscal years ended March 31, 2009 and 2010:

	Fiscal years ended March 31
	2009	2010
	(in millions)
Investment securities	¥40,640	¥26,262
Loans	229,889	211,471
Premises and equipment(1)	—	10,548
Intangible assets(1)	—	12,400
Other assets	67,656	110,722

Total	¥338,185	¥371,403

Note:

(1)	Effective April 1, 2009, the MUFG Group has applied new guidance on the measurement of fair value for premises and equipment and intangible assets measured at fair value for impairment.

Investment securities include mainly impaired cost method nonmarketable equity securities which were written down to fair value during the period. The fair values are determined based on recent financial position and projected future cash flows of investees.

Loans include loans held for sale and collateral dependent loans. Loans held for sale are recorded at the lower of cost or fair value. The fair value of the loans held for sale is based on secondary market, recent transaction or discounted cash flows. These loans are principally classified in Level 3 of the valuation hierarchy, and when quoted prices are available but not traded actively, such loans held for sale are classified in Level 2 of the valuation hierarchy.

Collateral dependent loans are measured at fair value of the underlying collateral. Collaterals are comprised mainly of real estate and exchange traded equity securities. The MUFG Group maintains an established process for determining the fair value of real estate, using valuation techniques, including, but not limited to, the valuation derived mainly from current transaction prices of comparable assets and discounted cash flow models. Loans impaired that are measured based on underlying real estate collateral are classified in Level 3 of the valuation hierarchy.

Premises and equipment consist of those assets which were written down to fair value. The fair values are determined based on price obtained from an appraiser or discounted cash flows. These impaired premises and equipment are classified as Level 3 of the valuation hierarchy.

Intangible assets consist of those assets which were written down to fair values. The fair values are determined based on discounted cash flows. These impaired intangible assets are classified as Level 3 of the valuation hierarchy.

Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment. The MUFG Group recorded impairment losses on investments to certain affiliated companies, mainly the consumer finance company, of ¥104,045 million for the fiscal year ended March 31, 2010. The investment in such affiliated company is marketable equity security, and MUFG determined a decline in fair value below cost is other-than-temporary based on the quoted market price. The impairment losses are included in Equity in losses of equity method investees in the consolidated statements of operations.

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

Fair Value Option

Entities are permitted to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in earnings. Effective April 1, 2008, the MUFG Group elected the fair value option for foreign currency denominated debt securities and equity securities held by BTMU and MUTB in the amount of ¥10,448,079 million, which were previously classified as securities available for sale. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates as the gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while the gains and losses on translation of foreign currency-denominated financial liabilities were included in current earnings.

The MUFG Group also elected the fair value option for certain financial instruments held by MUS’s foreign subsidiaries, because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in Interest-earning deposits in other banks and Receivables under resale agreements. These financial liabilities are included in Interest-bearing deposits, Other short-term borrowings and Long-term debt. Unrealized gains and losses on such financial instruments are recognized in the consolidated statements of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the gains or losses recorded during the fiscal years ended March 31, 2009 and 2010 related to the eligible instruments for which the MUFG Group elected the fair value option:

	For the fiscal year ended March 31,
	2009			2010
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Interest-earning deposits in other banks	¥115	¥—	¥115	¥(1,277)	¥—	¥(1,277)
Receivables under resale agreements(1)	21,382	—	21,382	(5,240)	—	(5,240)
Trading account securities (Previously classified as securities available for sale)	(301,077)	(565,247)	(866,324)	327,338	(371,660)	(44,322)

Total	¥(279,580)	¥(565,247)	¥(844,827)	¥320,821	¥(371,660)	¥(50,839)

Financial liabilities:
Deposits in overseas offices: principally interest-bearing deposits(1)	¥(3,485)	¥—	¥(3,485)	¥—	¥—	¥—
Other short-term borrowings(1)	(1,331)	—	(1,331)	530	—	530
Long-term debt(1)	(234,614)	—	(234,614)	56,282	—	56,282

Total	¥(239,430)	¥—	¥(239,430)	¥56,812	¥—	¥56,812

Note:

(1)	Change in value attributable to the instrument-specific credit risk related to those financial assets and liabilities are not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2009 and 2010, for long-term receivables and debt instruments for which the fair value option has been elected:

	March 31, 2009
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial Assets:
Receivables under resale agreements	¥35,909	¥36,066	¥157

Total	¥35,909	¥36,066	¥157

Financial Liabilities:
Deposits in overseas offices: Interest-bearing deposits	¥4,214	¥4,235	¥21
Long-term debt	719,697	532,641	(187,056)

Total	¥723,911	¥536,876	¥(187,035)

	March 31, 2010
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial Assets:
Receivables under resale agreements	¥31,500	¥30,832	¥(668)

Total	¥31,500	¥30,832	¥(668)

Financial Liabilities:
Long-term debt	¥792,059	¥615,618	¥(176,441)

Total	¥792,059	¥615,618	¥(176,441)

Interest income and expense and dividend income related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates specified in the transactions and reported in the consolidated statements of operations as either interest income or expense, depending on the nature of the related asset or liability.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated Fair Value of Financial Instruments

In addition to financial instruments measured and disclosed on a fair value basis, the disclosure of the estimated fair value of financial instruments that are not carried at fair value is also required. The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2009 and 2010:

	2009		2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	¥16,350	¥16,350	¥17,465	¥17,465
Trading account assets, excluding derivatives	20,296	20,296	18,808	18,808
Investment securities	37,491	37,728	54,514	55,058
Loans, net of allowance for credit losses	99,154	100,455	90,870	91,812
Other financial assets	4,667	4,670	4,361	4,361
Derivative financial instruments:
Trading activities	9,986	9,986	8,855	8,855
Activities qualifying for hedges	27	27	9	9
Financial liabilities:
Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	¥35,663	¥35,663	¥34,969	¥34,969
Interest-bearing deposits	111,095	111,215	117,868	117,972
Trading account liabilities, excluding derivatives	103	103	169	169
Obligations to return securities received as collateral	2,709	2,709	3,229	3,229
Due to trust account	1,797	1,797	1,560	1,560
Other short-term borrowings	7,867	7,867	6,097	6,097
Long-term debt	13,273	13,191	14,162	14,369
Other financial liabilities	4,633	4,633	3,981	3,981
Derivative financial instruments:
Trading activities	9,390	9,390	8,520	8,520
Activities qualifying for hedges	—	—	1	1

Not all of the financial instruments held by the MUFG Group are recorded at fair value on the consolidated balance sheets. The methodologies and assumptions used to estimate fair value of financial instruments that are not recorded at fair value on the consolidated balance sheets are summarized below:

Cash and Due from Banks, Call Loans and Funds Sold, and Receivables Under Resale Agreements and Securities Borrowing Transactions—For cash, due from banks including interest-earning deposits, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk.

Investment Securities—The fair values of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have quoted market prices or secondary market prices available. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock in the future, issued by public

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

companies are determined by utilizing commonly accepted valuation models, such as option pricing models. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted market price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous unlisted companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The amounts not included in the above summary are ¥146 billion and ¥532 billion at March 31, 2009 and 2010, respectively.

Loans—The fair value of loans are estimated by discounting expected future cash flows based on types of loans, internal ratings and possibility of prepayment using the discount rates which include adjustments to reflect the expectations about possible variations to the current market rates. For certain residential loans with variable interest rates provided to individual home owners, the carrying amount is presented as the fair value since such carrying amount approximates the fair value, unless the creditworthiness of the borrower has changed significantly since the loan origination. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For receivables from bankrupt, virtually bankrupt, and likely to become bankrupt borrowers, credit loss is estimated based on the present value of expected future cash flow or the expected amount to be collected from collaterals and guarantees. The carrying amount is presented as the fair value since the fair value approximates such carrying amount.

Other Financial Assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥556 billion and ¥585 billion at March 31, 2009 and 2010, respectively.

Non-interest-bearing Deposits, Call Money and Funds Purchased, Payables Under Repurchase Agreements and Securities Lending Transactions, and Obligations to Return Securities Received as Collateral—For non-interest-bearing deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For call money and funds purchased, payables under repurchase agreements and securities lending transactions and obligations to return securities received as collateral, the carrying amount are reasonable estimate of the fair value because of their short-term nature and limited credit risk.

Interest–bearing Deposits—For variable rate time deposits, the carrying amount is presented as the fair value because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity lengths. The fair value of such deposits are estimated by discounting expected future cash flows using the discount rates that would be applied to newly accepted deposits.

Due to Trust Account—Since these are cash deposits with no maturity, the carrying amount is presented as the fair value as the fair value approximates such carrying amount.

Other Short-term Borrowings—For most other short-term borrowings, the carrying amount is presented as the fair value since such carrying amount approximates the fair value because of their short-term nature and limited credit risk.

Long-term Debt—The fair value of corporate bonds issued by the MUFG Group is determined based on MUFG’s market price. The fair value of fixed rate corporate bonds without market prices is the present value of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting premium applicable to the MUFG Group. For variable rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value since such carrying amount approximates the fair value. This is on the basis that the market interest rate is reflected in the fair value of such corporate bonds because such bond terms were set within a short time period and that there has been no significant impact on the fair value of those bonds.

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

The fair values of certain off-balance-sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2009 and 2010 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2009 and 2010. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

32.    STOCK-BASED COMPENSATION

The following describes stock-based compensation plans of MUFG, BTMU, MUTB, MUS and UNBC.

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

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU, MUTB and MUS for the fiscal year ended March 31, 2010:

	For the fiscal year ended March 31, 2010
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding, beginning of the period	5,392,600	¥1
Granted	5,655,800	1
Exercised	(1,025,100)	1
Forfeited or Expired	(48,500)	1

Outstanding, end of the period	9,974,800	¥1	28.75	¥4,878

Exercisable, end of the period	—	¥—	—	¥—

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

	For the fiscal year ended March 31,
	2009	2010
Risk-free interest rate	1.03%	0.53%
Expected volatility	33.07%	44.46%
Expected term (in years)	4	4
Expected dividend yield	1.43%	2.25%

The weighted-average grant-date fair value of the Stock Acquisition Rights granted during the fiscal years ended March 31, 2009 and 2010 was ¥92,300 and ¥48,700, respectively.

The MUFG Group recognized ¥2,583 million and ¥2,638 million of compensation cost related to the Stock Acquisition Rights with ¥1,051 million and ¥1,073 million of corresponding tax benefit during the fiscal years ended March 31, 2009 and 2010, respectively. As of March 31, 2010, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥545 million and it is expected to be recognized over a period of 3 months.

Cash received from exercise of the Stock Acquisition Rights for the fiscal year ended March 31, 2010 was ¥1 million. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights was ¥404 million for the fiscal year ended March 31, 2010.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UNBC

On November 4, 2008, all outstanding awards under the management stock plans discussed below were canceled in exchange for the right to receive the cash value of those awards. These plans were terminated in December 2008, and no additional awards were granted under these plans in 2009. The discussion that follows relates to the management stock plan activities through termination in December 2008.

Prior to their termination, UNBC had two management stock plans. The Year 2000 UnionBanCal Corporation Management Stock Plan, as amended (the 2000 Stock Plan), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the 1997 Stock Plan), had 20.0 million and 6.6 million shares, respectively, of UNBC’s common stock authorized for awards to key employees, outside directors and consultants of UNBC at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the Committee). Employees on rotational assignment from BTMU were not eligible for stock awards.

The Committee determined the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the stock plans could not be less than the fair market value on the date the option was granted. Beginning in 2006, the value of options was recognized as compensation expense over the vesting period during which the employees were required to provide service. Prior to January 1, 2006, UNBC’s unrecognized compensation expense for nonvested restricted stock reduced retained earnings. Subsequent to January 1, 2006, $19 million was reclassified from retained earnings to additional paid-in capital. The value of the restricted stock at the date of grant was recognized as compensation expense over its vesting period with a corresponding credit adjustment to additional paid-in capital. All cancelled or forfeited options and restricted stock became available for future grants.

Under the 2000 Stock Plan, UNBC granted stock options and restricted stock. Additionally under the Plan, UNBC issued shares of common stock upon the vesting and settlement of restricted stock units, stock units and performance shares settled in common stock. Under the 1997 Stock Plan, UNBC issued shares of common stock upon exercise of outstanding stock options. UNBC issued new shares of common stock for all awards under the stock plans. After taking into account the outstanding stock options and restricted stock, as well as the maximum number of shares that might be issued upon vesting and settlement of outstanding restricted stock units, stock units and performance shares settled in common stock, a total of 1,095,526 shares and zero shares were available for future grants under the 2000 Stock Plan at December 31, 2007 and 2008, respectively. The remaining shares under the 1997 Stock Plan were not available for future grants.

The Committee determined that performance share awards granted in 2006 and later were to be redeemed in shares.

Stock Options

Prior to UNBC’s privatization, UNBC granted options under the 2000 Stock Plan, to various key employees, including policy-making officers, and to non-employee directors for selected years. Under both the 1997 and 2000 Stock Plans, options granted to employees vested pro-rata on each anniversary of the grant date and became fully exercisable three years from the grant date, provided that the employee had completed the specified continuous service requirement. Generally, the options could vest earlier if the employee died, was permanently disabled, or retired under certain grant, age, and service conditions or terminated employment under certain conditions. Options granted to non-employee directors were fully vested on the grant date and exercisable 33 1/3 percent on each anniversary under the 1997 Stock Plan, and were fully vested and exercisable on the grant date under the 2000 Stock Plan.

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

	For the years ended December 31,
	2007	2008
Weighted-average fair value—per share	$7.04	$7.21
Risk-free interest rates (a range for 1 to 7 year tenors)	3.71%	2.2 - 3.3%
Expected volatility	16.9 - 21.0%	22.2 - 27.4%
Weighted-average expected volatility	19.8%	24.3%
Expected term (in years)	3.8 - 4.4	3.9 - 4.4
Weighted-average expected dividend yield	4.3%	4.4%

The total intrinsic value of options exercised during 2007 and 2008 was $16.0 million and $44.5 million, with a corresponding tax benefit of $5.7 million and $15.9 million, respectively. The total intrinsic value of options that were canceled and settled in cash during 2008 as a result of UNBC’s privatization was $173.4 million with a corresponding tax benefit of $61.6 million. The total fair value of options vested during the years ended December 31, 2007 and 2008 was $20.5 million and $13.0 million, respectively.

UNBC recognized $13.0 million and $23.8 million of compensation cost for share-based payment arrangements related to stock option awards with $5.0 million and $9.2 million of corresponding tax benefit during the years ended December 31, 2007 and 2008, respectively. In 2008, compensation cost of $12.8 million with a corresponding tax benefit of $4.9 million was recorded for the acceleration of expense due to UNBC’s privatization. As of December 31, 2008, there was no unrecognized compensation cost related to nonvested stock option awards as a result of the termination of the management stock plans in December 2008.

Restricted Stock

In general, restricted stock awards were granted under the 2000 Stock Plan to key employees, and in 2005, to non-employee directors. The awards of restricted stock granted to employees vested pro-rata on each anniversary of the grant date and became fully vested four years from the grant date, provided that the employee had completed the specified continuous service requirement. Generally, they vested earlier if the employee died, was permanently and totally disabled, retired under certain grant, age, and service conditions or terminated employment under certain conditions. The awards of restricted stock granted to existing non-employee directors in 2005 vested in full in July 2006. Restricted stockholders had the right to vote their restricted shares and receive dividends. The grant date fair value of awards was equal to the closing price on date of grant.

The total fair value of the restricted stock awards vested was $15.6 million during 2007 and $52.5 million during 2008, with a corresponding tax benefit of $5.0 million and $22.6 million, respectively. In 2008, the fair value of the restricted stock awards vested included $44.4 million, with a corresponding tax benefit of $20.1 million, related to UNBC’s privatization.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UNBC recognized $14.4 million and $41.6 million of compensation cost for share-based payment arrangements related to restricted stock awards with $5.5 million and $16.0 million of corresponding tax benefit during the years ended December 31, 2007 and 2008, respectively. In 2008, compensation cost of $29.1 million with a corresponding tax benefit of $11.2 million was recorded for the acceleration of expense due to UNBC’s privatization. As of December 31, 2008, there was no unrecognized compensation cost related to nonvested restricted awards as a result of the termination of the management stock plans in December 2008.

Restricted Stock Units and Stock Units

Starting in 2006, UNBC granted restricted stock units to non-employee directors. These restricted stock units consisted of an annual grant, and in the case of new non-employee directors, an annual grant and an initial grant. In general, the annual grant vested in full on the first anniversary of the grant date, and the initial grant vested in three equal installments on each of the first three anniversaries of the grant date. The grant date fair value of awards was equal to the closing price on date of grant. UNBC recognized $1.0 million and $2.4 million of compensation cost with a corresponding $0.4 million and $0.9 million in tax benefits related to these grants in 2007 and 2008, respectively. In 2008, compensation cost of $1.1 million with a corresponding tax benefit of $0.4 million was recorded for the acceleration of expense due to UNBC’s privatization. As of December 31, 2008, there was no unrecognized compensation cost related to these restricted stock units as a result of the termination of the management stock plans in December 2008.

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

Non-employee directors could irrevocably elect to defer all or a portion of the cash retainer and/or fees payable to them for services on the Board of Directors and its committees in the form of stock units. At the time of deferral, a bookkeeping account was established on behalf of the director and credited with a number of fully vested stock units. The director received a number of stock units equal to the number of shares of common stock when the deferred compensation was payable. Dividend equivalents were credited to the stock unit accounts. Stock units had no voting rights. UNBC issued new shares under the 2000 Stock Plan upon settlement of the stock units.

As a result of UNBC’s privatization, all restricted stock units and stock units were canceled and either paid out in cash in 2008 or deferred based on the participant’s prior elections or applicable tax requirements and recorded as a liability.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Performance Share Plan

Effective January 1, 1997, UNBC established a Performance Share Plan. At the discretion of the Committee, eligible participants would earn performance share awards to be redeemed in cash and/or shares three years after the date of grant. Performance shares were linked to stockholder value in two ways: (1) the market price of UNBC’s common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally received grants of performance shares annually. The plan was amended in 2004 increasing the total number of shares that could be granted under the plan to 2.6 million shares. The following is a summary of shares granted and available for future grants under the Performance Share Plan:

	For the years ended December 31,
	2007	2008
Performance shares:
Granted	70,614	91,750
Available for future grant, year end	2,063,219	—

Performance Shares—Redeemable in Cash

All performance shares granted prior to 2006 were redeemable in cash and therefore were accounted for as liabilities. The value of a performance share under the liability method was equal to the average month-end closing price of UNBC’s common stock for the final six months of the performance period. All cancelled or forfeited performance shares would become available for future grants. The following is a summary of performance shares that are redeemable in cash under the Performance Share Plan:

	For the years ended December 31,
	2007	2008
	(in millions)
Performance shares granted	—	—
Performance shares forfeited	—	—
Fair value of performance shares that vested	$6.7	—
Cash payments made for performance shares that vested	$7.8	$5.7
Fair value of performance shares that vested and deferred	—	—
Performance shares compensation expense	$1.7	—
Tax benefit related to compensation expense	$0.6	—
Liability for cash settlement of performance shares, year end	$5.7	—

The compensation cost related to these grants that are redeemable in cash was fully recognized as of December 31, 2007.

Performance Shares—Redeemable in Shares

Prior to UNBC’s privatization, performance shares granted in 2006 and thereafter were redeemable in shares. UNBC issued new shares under the 2000 Stock Plan upon vesting and settlement of these grants that were redeemable in shares.

As a result of UNBC’s privatization, performance shares that were redeemable in shares under the Performance Share Plan were canceled in 2008. In 2009, UNBC paid $25.2 million for the settlement of these grants and deferred $0.1 million. As of December 31, 2008, there was no unrecognized compensation cost related to grants that were redeemable in shares as a result of the termination of the management stock plans in December 2008.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of performance shares that are redeemable in shares under the Performance Share Plan:

	For the years ended December 31,
	2007	2008
	(in millions, except the number of shares and per share amounts)
Performance shares granted	70,614	91,750
Weighted average grant date fair value—per share	$63.10	$51.42
Performance shares forfeited	1,500	—
Fair value of performance shares that vested or cancelled during the year	$0.6	$21.0
Performance shares compensation expense	$4.8	$14.0
Tax benefit related to compensation expense	$1.8	$5.4
Liability for cash settlement of performance shares, year end	—	$25.3

33.    PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTMU and MUTB are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Also, retained earnings of these banking subsidiaries are restricted, except for ¥3,951,062 million, in accordance with the statutory reserve requirements under the Company Law at March 31, 2010 (see Notes 19 and 21).

The following table presents the parent company only financial information of MUFG:

Condensed Balance Sheets

	2009	2010
	(in millions)
Assets:
Cash and interest-earning deposits with banks	¥33,602	¥86,491
Investments in subsidiaries and affiliated companies	7,329,382	10,240,801
Investment in Morgan Stanley	927,944	988,731
Other assets	82,150	73,868

Total assets	¥8,373,078	¥11,389,891

Liabilities and Shareholders’ equity:
Short-term borrowings from subsidiaries	¥1,032,670	¥1,129,452
Long-term debt from subsidiaries and affiliated companies	720,373	1,088,149
Long-term debt	330,051	230,045
Other liabilities	55,089	75,327

Total liabilities	2,138,183	2,522,973

Total shareholders’ equity	6,234,895	8,866,918

Total liabilities and shareholders’ equity	¥8,373,078	¥11,389,891

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Operations

	2008	2009	2010
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥514,883	¥241,129	¥203,443
Dividends from Morgan Stanley	—	43,041	78,244
Management fees from subsidiaries	13,970	16,985	17,522
Interest income	477	651	8
Foreign exchange gains—net	139	42,531	43,461
Other income	452	6,043	5,946

Total income	529,921	350,380	348,624

Expense:
Operating expenses	13,000	15,404	15,296
Interest expense to subsidiaries and affiliated companies	10,660	34,436	41,921
Interest expense	6,301	5,247	4,087
Other expense	1,193	1,758	1,326

Total expense	31,154	56,845	62,630

Equity in undistributed net income (loss) of subsidiaries and affiliated companies	(1,044,933)	(1,740,354)	613,264

Income (loss) before income tax expense (benefit)	(546,166)	(1,446,819)	899,258
Income tax expense (benefit)	(3,730)	21,221	39,439

Net income (loss)	¥(542,436)	¥(1,468,040)	¥859,819

Condensed Statements of Cash Flows

	2008	2009	2010
	(in millions)
Operating activities:
Net income (loss)	¥(542,436)	¥(1,468,040)	¥859,819
Adjustments and other	1,035,759	1,793,971	(634,891)

Net cash provided by operating activities	493,323	325,931	224,928

Investing activities:
Proceeds from sales of stock investment in subsidiaries and affiliated companies	1,792	24,002	1,526
Purchases of equity investments in subsidiaries and affiliated companies	(148,541)	(941,617)	(1,406,479)
Purchases of other investment securities	—	(927,944)	(5)
Net decrease (increase) in interest-earning deposits with banks	(3,406)	21,267	(49,663)
Proceeds from capital repayment by a subsidiary	118,018	—	—
Other—net	5,988	(1,495)	(52,481)

Net cash used in investing activities	(26,149)	(1,825,787)	(1,507,102)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2008	2009	2010
	(in millions)
Financing activities:
Net increase in short-term borrowings from subsidiaries	¥116,620	¥879,460	¥143,403
Proceeds from issuance of long-term debt to subsidiaries and affiliated companies	500	391,997	380,499
Repayment of long-term debt	(125,000)	(220,000)	(100,007)
Repayment of long-term debt to subsidiaries and affiliated companies	(163,998)	(3,700)	(12,800)
Proceeds from issuance of common stock, net of stock issue expenses	—	278,725	1,026,341
Proceeds from issuance of preferred stock, net of stock issue expenses	—	388,623	—
Proceeds from sales of treasury stock	781	184,617	30
Payments to acquire treasury stock	(151,365)	(238,842)	(246)
Dividends paid	(141,182)	(153,260)	(149,551)
Other—net	979	(3,035)	(2,269)

Net cash provided by (used in) financing activities	(462,665)	1,504,585	1,285,400

Net increase in cash and cash equivalents	4,509	4,729	3,226
Cash and cash equivalents at beginning of fiscal year	4,024	8,533	13,262

Cash and cash equivalents at end of fiscal year	¥8,533	¥13,262	¥16,488

34.    SEC REGISTERED FUNDING VEHICLES ISSUING NON-DILUTIVE PREFERRED SECURITIES

In February 2006, MUFG established MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited, wholly owned funding vehicles in the Cayman Islands, for the issuance of preferred securities to enhance the flexibility of its capital management.

On March 17, 2006, MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited registered with the SEC and issued $2,300,000,000 in 6.346% non-cumulative preferred securities, €750,000,000 in 4.850% non-cumulative preferred securities and ¥120,000,000,000 in 2.680% non-cumulative preferred securities (collectively, the “Preferred Securities”), respectively. Total net proceeds before expenses were approximately $4.17 billion. All of the ordinary shares of MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited are owned by MUFG. MUFG fully and unconditionally guarantees the payment of dividends and payments on liquidation or redemption of the obligations under the Preferred Securities.

The Preferred Securities entitle holders to receive a non-cumulative preferential cash dividend starting on July 25, 2006 and on January 25 and July 25 of each year thereafter. These funding vehicles will not be obligated to pay dividends on the Preferred Securities upon the occurrence of certain events relating to the financial condition of MUFG. From July 25, 2016, dividends on the Preferred Securities will be re-calculated at a floating rate per annum.

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

The Preferred Securities are non-dilutive and not convertible into MUFG’s common shares. The Preferred Securities were included as part of MUFG’s Tier I capital at March 31, 2009 and 2010 under its capital adequacy requirements.

These funding vehicles are not consolidated as the MUFG Group’s subsidiaries. See Note 25 for discussion. The funds raised through such funding vehicles are primarily loaned to the MUFG Group and presented as Long-term debt in the consolidated balance sheet at March 31, 2009 and 2010.

35.    RESTATEMENT OF CONSOLIDATED STATEMENTS OF CASH FLOWS

Subsequent to the issuance of the consolidated financial statements for the fiscal year ended March 31, 2009, MUFG’s management determined that the MUFG Group erroneously presented certain transactions and adjustments in the consolidated statements of cash flows, which resulted in the misstatements of various line items. The significant portion of these misstatements was attributed to erroneous elimination of non-cash foreign currency adjustments and non-cash securities transactions at certain foreign subsidiaries, and intercompany balances of trading account assets and liabilities. The restatement of the consolidated statements of cash flows did not affect previously reported amounts in the consolidated balance sheets, consolidated statements of operations, consolidated statements of changes in equity from nonowner sources, consolidated statements of equity, and cash and cash equivalents in the consolidated statements of cash flows. The following tables set forth the effects of the restatement for the fiscal years ended March 31, 2008 and 2009.

	Fiscal year ended March 31, 2008
	As previously reported	Restatement amounts	Reclassification amounts(1)	As restated and reclassified
	(in millions)
Net loss	¥(542,436)	¥—	¥38,476	¥(503,960)
Loss from discontinued operations—net	1,746	—	924	2,670
Foreign exchange gains-net	(1,544,073)	77,774	—	(1,466,299)
Increase in trading account assets, excluding foreign exchange contracts	(3,996,790)	68,027	—	(3,928,763)
Increase in trading account liabilities, excluding foreign exchange contracts	2,904,153	(28,360)	—	2,875,793
Increase in accrued interest receivable and other receivables	(79,266)	(6,309)	—	(85,575)
Increase in accrued interest payable and other payables	90,984	14,458	—	105,442
Net decrease in collaterals for derivative transactions	82,720	50,802	—	133,522
Other—net	(138,105)	(6,207)	(39,400)	(183,712)

Net cash provided by operating activities	383,207	170,185	—	553,392

Purchases of investment securities available for sale	(74,640,265)	(10,901)	—	(74,651,166)
Net increase in loans	(5,942,696)	15,985	—	(5,926,711)
Net increase in interest-earning deposits in other banks	(806,005)	13,665	—	(792,340)
Net increase in call loans, funds sold, and receivable under resale agreement and securities borrowing transactions	(4,071,034)	(15,531)	—	(4,086,565)
Proceeds from sales of premises and equipment	71,671	(7,604)	—	64,067
Purchases of intangible assets	(231,300)	1,164	—	(230,136)
Other—net	86,391	(33,366)	—	53,025

Net cash used in investing activities	(7,833,129)	(36,588)	—	(7,869,717)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal year ended March 31, 2008
	As previously reported	Restatement amounts	Reclassification amounts (1)	As restated and reclassified
	(in millions)
Net increase in deposits	5,472,395	(33,880)	—	5,438,515
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	3,731,613	(32,331)	—	3,699,282
Net increase in other short-term borrowings	202,589	6,873	—	209,462
Proceeds from issuance of long-term debt	2,344,448	(1,624)	—	2,342,824
Repayment of long-term debt	(2,662,527)	(38,083)	—	(2,700,610)
Other—net	28,174	(34,552)	—	(6,378)

Net cash provided by financing activities	8,723,384	(133,597)	—	8,589,787

	Fiscal year ended March 31, 2009
	As previously reported	Restatement amounts	Reclassification amounts(1)	As restated and reclassified
	(in millions)
Net loss	¥(1,468,040)	¥—	¥(36,259)	¥(1,504,299)
Foreign exchange losses-net	983,290	321,148	—	1,304,438
Increase in trading account assets, excluding foreign exchange contracts	(4,334,635)	(55,543)	—	(4,390,178)
Increase in trading account liabilities, excluding foreign exchange contracts	1,541,797	(48,735)	—	1,493,062
Decrease in accrued interest receivable and other receivables	37,407	35,967	—	73,374
Decrease in accrued interest payable and other payables	(76,143)	(27,430)	—	(103,573)
Net increase in collaterals for derivative transactions	(414,933)	(82,696)	—	(497,629)
Other—net	163,507	31,605	36,259	231,371

Net cash used in operating activities	(1,140,503)	174,316	—	(966,187)

Purchases of investment securities available for sale	(114,572,826)	10,930	—	(114,561,896)
Net increase in loans	(6,266,505)	(20,408)	—	(6,286,913)
Net decrease in interest-earning deposits in other banks	2,264,774	(28,282)	—	2,236,492
Net decrease in call loans, funds sold, and receivable under resale agreement and securities borrowing transactions	4,556,274	42,223	—	4,598,497
Purchases of intangible assets	(191,834)	(3,648)	—	(195,482)
Other—net	(60,111)	11,637	—	(48,474)

Net cash used in investing activities	(8,266,031)	12,452	—	(8,253,579)

Net increase in deposits	2,619,867	44,335	—	2,664,202
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	2,621,516	(278,324)	—	2,343,192
Net increase in other short-term borrowings	2,566,975	9,165	—	2,576,140
Proceeds from issuance of long-term debt	2,876,261	41,312	—	2,917,573
Repayment of long-term debt	(2,752,600)	(4,125)	—	(2,756,725)
Dividends paid to noncontrolling interests	(16,429)	3,565	—	(12,864)
Other—net	(54,326)	(2,696)	—	(57,022)

Net cash provided by financing activities	8,487,047	(186,768)	—	8,300,279

Note:
(1)	Effective April 1, 2009, the MUFG Group adopted new guidance regarding noncontrolling interests in subsidiaries. See Note 1 “Noncontrolling Interests” under “Accounting Changes” section for the detail. As a result, Net loss, Loss from discontinued operations—net and Other—net in Cash flows from operating activities for the fiscal years ended March 31, 2008 and 2009 were reclassified.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36.    SUBSEQUENT EVENTS

MUFG has evaluated subsequent events requiring recognition or disclosure in the consolidated financial statements through the date these consolidated financial statements were issued.

Approval of Dividends

On June 29, 2010, the shareholders approved the payment of cash dividends to the shareholders of record on March 31, 2010, of ¥30.00 per share of Class 3 Preferred Stock, ¥57.50 per share of Class 5 Preferred Stock, ¥2.65 per share of Class 11 Preferred Stock, totaling ¥11, 970 million, and ¥6.00 per share of Common stock, totaling ¥84,887 million.

Securities Joint Ventures with Morgan Stanley

On May 1, 2010, MUFG and Morgan Stanley created two companies comprising their joint venture, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”), and Morgan Stanley MUFG Securities Co., Ltd. (“MSMS”). MUMSS continued the existing Japan-based retail, middle markets, capital markets, and sales and trading businesses of MUS. The investment banking team of Morgan Stanley Japan Securities Co., Ltd. (“MSJS”) was integrated with the investment banking team of MUS to create the preeminent investment banking organization in Japan, serving both MUFG’s and Morgan Stanley’s significant local and global client networks. MUFG holds a 60 percent interest in MUMSS while Morgan Stanley holds a 40 percent interest.

MSMS comprises the existing sales and trading and capital markets operations of MSJS. While the economic interests of MUFG and Morgan Stanley in MSMS are 60 percent and 40 percent respectively, Morgan Stanley has a 51 percent voting interest in MSMS and MUFG has 49 percent. The two joint venture companies will collaborate in providing capital markets services to investment banking clients of MUFG and Morgan Stanley and in offering a wide range of products and services, including Morgan Stanley’s global products and services to MUFG’s retail and middle market customers in Japan as well as to investment banking clients of both parties. The two joint venture companies will continue to offer products and services in sales and trading and research areas separately.

In relation to the integration of the securities companies in Japan, MUFG and Morgan Stanley determined to form a partnership under the Civil Code of Japan, (“MM Partnership”). Upon the integration, Mitsubishi UFJ Securities Holdings Co., Ltd., (“MUSHD”), MUFG’s intermediate holding company, and Morgan Stanley Japan Holdings Co., Ltd., (“MSJHD”), Morgan Stanley’s intermediate holding company, directly hold shares representing controlling voting interests in MUMSS and MSMS, respectively with MUSHD holding a 60% voting interest in MUMSS and MSJHD holding a 51% voting interest in MSMS, and contribute to MM Partnership all other shares issued by MUMSS and MSMS. Economic interests in MUMSS and MSMS were allocated 60:40 between MUSHD and MSJHD as a result of their acquisitions of a 60% interest and a 40% interest in MM Partnership, respectively. MM Partnership was formed for such purpose. A cash adjustment was made between MUSHD and MSJHD based on the partnership interests in MM Partnership (MUSHD: 60%, MSJHD: 40%), taking into account the agreed value of the shares contributed into MM Partnership and the net asset value of each of MUMSS and MSMS as of the closing. Pursuant to an agreement in the partnership agreement regarding exercise of the voting rights attached to the MUMSS and MSMS shares held by MM Partnership, MUSHD acquired in substance 49% of the voting rights with respect to MSMS in addition to rights to receive 60% of dividends distributed by MUMSS and MSMS, and MSJHD acquired in substance 40% of the voting rights with respect to MUMSS in addition to rights to receive 40% of dividends distributed by MUMSS and MSMS.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Acquisition and Cancellation of First Series of Class 3 Preferred Stock

On April 1, 2010, MUFG acquired and cancelled the First Series of Class 3 Preferred Stock. The preferred stock was reflected as part of MUFG’s Tier 1 capital as of March 31, 2010.

Stock Compensation Type Stock Options (Stock Acquisition Rights)

On July 16, 2010, MUFG allotted the directors, executive officers and corporate auditors of MUFG, BTMU, MUTB, MUSHD and MUMSS stock acquisition rights to acquire an aggregate amount of 7,911,800 shares of MUFG’s common stock. The stock acquisition rights have an exercise price of ¥1 per common share, and are exercisable until July 15, 2040.

* * * * *

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ KATSUNORI NAGAYASU
Name:	Katsunori Nagayasu
Title:	President and Chief Executive Officer

Date: August 16, 2010

EXHIBIT INDEX

Exhibit	Description
1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English translation)*

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006. (English translation)**

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 31, 2006. (English translation)**

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English Translation)*

2(a)	Form of American Depositary Receipt.**

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.**

4(a)	Agreement and Plan of Merger among UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub, dated as of August 18, 2008.***

4(b)	Securities Purchase Agreement dated as of September 29, 2008 by and between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc., the first amendment thereto entered into on October 3, 2008, the second amendment thereto entered into on October 8, 2008 and the third amendment thereto entered into on October 13, 2008, and Amended Certificate of Designations of Preferences and Rights of the 10% Series B Non-Cumulative Non-Voting Perpetual Convertible Preferred Stock ($1,000 Liquidation Preference per Share) of Morgan Stanley and Certificate of Designations of Preferences and Rights of the 10% Series C Non-Cumulative Non-Voting Perpetual Preferred Stock ($1,000 Liquidation Preference per Share) of Morgan Stanley.*

4(c)	Investor Agreement dated as of October 13, 2008 by and between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc., and the first amendment thereto entered into on October 27, 2008.*

4(d)	Registration Rights Agreement dated as of October 13, 2008 by and between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.*

4(e)	Integration and Investment Agreement, dated as of March 30, 2010, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Ethical framework and code of conduct, compliance rules, compliance manual and rules of employment of Mitsubishi UFJ Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)****

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of independent registered public accounting firm.

Exhibit	Description
101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 2, 2009.
**	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 28, 2006.
***	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 19, 2008.
****	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 21, 2007.