Form 20-F
period 2011-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2011-07-28
CIK 67088

As filed with the Securities and Exchange Commission on July 28, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

$2,300,000,000 Fixed/Floating Rate Non-Cumulative Preferred Securities of MUFG Capital Finance 1 Limited, and Mitsubishi UFJ Financial Group, Inc.’s Guarantee thereof

€750,000,000 Fixed/Floating Rate Non-Cumulative Preferred Securities of MUFG Capital Finance 2 Limited, and Mitsubishi UFJ Financial Group, Inc.’s Guarantee thereof

Restricted Share Units granting rights to common stock pursuant to the UnionBanCal Corporation Stock Bonus Plan

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At March 31, 2011, (1) 14,150,894,620 shares of common stock (including 16,723,747 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock), (2) 156,000,000 shares of first series of class 5 preferred stock, and (3) 1,000 shares of class 11 preferred stock.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

When we refer in this Annual Report to “MUFG,” “we,” “us,” “our” and the “Group,” we generally mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries, but from time to time as the context requires, we mean Mitsubishi UFJ Financial Group, Inc. as an individual legal entity. Similarly, references to “MTFG” and “UFJ Holdings” are to Mitsubishi Tokyo Financial Group, Inc. and to UFJ Holdings, Inc., respectively, as well as to MTFG and UFJ Holdings and their respective consolidated subsidiaries, as the context requires. Unless the context otherwise requires, references in this Annual Report to the financial results or business of the “MTFG group” and the “UFJ group” refer to those of MTFG and UFJ Holdings and their respective consolidated subsidiaries. In addition, our “banking subsidiaries” refers to The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation and, as the context requires, their respective consolidated subsidiaries engaged in the banking business. References in this Annual Report to “yen” or “¥” are to Japanese yen and references to “US dollars,” “US dollar,” “dollars,” “US$” or “$” are to United States dollars. Unless the context otherwise requires, references to the “Great East Japan Earthquake” generally mean the earthquake and the ensuing tsunami in the northeastern region of Japan that occurred on March 11, 2011, as well as the subsequent accidents at the Fukushima Daiichi Nuclear Power Plant. Our fiscal year ends on March 31 of each year. References to years not specified as being fiscal years are to calendar years.

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

	Fiscal years ended March 31,
	2007		2008	2009	2010		2011
	(in millions, except per share data and number of shares)
Statement of operations data:
Interest income	¥3,915,729		¥4,366,811	¥3,895,794	¥2,758,504		¥2,550,947
Interest expense	1,585,963		2,087,094	1,599,389	774,400		670,673

Net interest income	2,329,766		2,279,717	2,296,405	1,984,104		1,880,274
Provision for credit losses	358,603		385,740	626,947	647,793		292,035

Net interest income after provision for credit losses	1,971,163		1,893,977	1,669,458	1,336,311		1,588,239
Non-interest income	1,947,936		1,778,114	175,099	2,453,865		1,709,445
Non-interest expense	2,767,253		3,620,336	3,608,784	2,508,060		2,460,446

Income (loss) from continuing operations before income tax expense (benefit)	1,151,846		51,755	(1,764,227)	1,282,116		837,238
Income tax expense (benefit)	552,826		553,045	(259,928)	407,040		439,900

Income (loss) from continuing operations	599,020		(501,290)	(1,504,299)	875,076		397,338
Loss from discontinued operations—net	(1,251)		(2,670)	—	—		—

Net income (loss) before attribution of noncontrolling interests	597,769		(503,960)	(1,504,299)	875,076		397,338
Net income (loss) attributable to noncontrolling interests	16,481		38,476	(36,259)	15,257		(64,458)

Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥581,288		¥(542,436)	¥(1,468,040)	¥859,819		¥461,796

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	¥300,227		¥(557,014)	¥(1,491,593)	¥838,141		¥440,856

Amounts per share:
Basic earnings (loss) per common share—income (loss) from continuing operations available to common shareholders of Mitsubishi UFJ Financial Group	¥29.98		¥(53.79)	¥(137.84)	¥68.01		¥31.20
Basic earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	29.86		(54.05)	(137.84)	68.01		31.20
Diluted earnings (loss) per common share—income (loss) from continuing operations available to common shareholders of Mitsubishi UFJ Financial Group	29.80		(53.79)	(137.84)	67.87		31.08
Diluted earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	29.68		(54.05)	(137.84)	67.87		31.08
Number of shares used to calculate basic earnings (loss) per common share (in thousands)	10,053,408		10,305,911	10,821,091	12,324,315		14,131,567
Number of shares used to calculate diluted earnings (loss) per common share (in thousands)	10,053,409	(1)	10,305,911	10,821,091	12,332,681	(1)	14,144,737	(1)
Cash dividends per share declared during the fiscal year:
—Common stock	¥9.00		¥13.00	¥14.00	¥11.00		¥12.00
	$0.08		$0.11	$0.14	$0.12		$0.14
—Preferred stock (Class 3)	¥60.00		¥60.00	¥60.00	¥60.00		¥30.00
	$0.52		$0.51	$0.61	$0.65		$0.34
—Preferred stock (Class 5)	—		—	—	¥100.50		¥115.00
	—		—	—	$1.10		$1.33
—Preferred stock (Class 8)	¥23.85		¥15.90	¥7.95	—		—
	$0.21		$0.14	$0.07	—		—
—Preferred stock (Class 9)	¥18.60		—	—	—		—
	$0.16		—	—	—		—
—Preferred stock (Class 10)	¥19.40		—	—	—		—
	$0.17		—	—	—		—
—Preferred stock (Class 11)	¥7.95		¥5.30	¥5.30	¥5.30		¥5.30
	$0.07		$0.05	$0.05	$0.06		$0.06
—Preferred stock (Class 12)	¥17.25		¥11.50	¥11.50	—		—
	$0.15		$0.10	$0.12	—		—

	At March 31,
	2007	2008	2009	2010	2011
	(in millions)
Balance sheet data:
Total assets	¥188,929,469	¥195,766,083	¥193,499,417	¥200,084,397	¥202,861,288
Loans, net of allowance for credit losses	94,210,391	97,867,139	99,153,703	90,870,295	86,261,519
Total liabilities(2)	177,611,175	186,612,152	187,032,297	190,981,557	194,190,251
Deposits	126,587,009	129,240,128	128,331,052	135,472,496	136,631,704
Long-term debt	14,389,930	13,675,250	13,273,288	14,162,424	13,356,728
Total equity(2)	11,318,294	9,153,931	6,467,120	9,102,840	8,671,037
Capital stock(3)	1,084,708	1,084,708	1,127,552	1,643,238	1,644,132

	Fiscal years ended March 31,
	2007	2008	2009	2010	2011
	(in millions, except percentages)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other financial data:
Average balances:
Interest-earning assets	¥168,767,341	¥172,467,323	¥173,242,745	¥175,465,293	¥180,372,977
Interest-bearing liabilities	146,796,013	156,151,982	156,084,859	158,156,363	161,344,664
Total assets	188,311,147	197,946,692	196,214,390	195,562,072	204,785,257
Total equity(2)	10,799,391	10,038,425	8,069,262	7,861,277	8,988,345

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Return on equity and assets:
Net income (loss) available to common shareholders as a percentage of total average assets	0.16%	(0.28)%	(0.76)%	0.43%	0.22%
Net income (loss) available to common shareholders as a percentage of total average equity(2)	2.78%	(5.55)%	(18.48)%	10.66%	4.90%
Dividends per common share as a percentage of basic earnings per common share	30.14%	— (4)	— (4)	16.17%	38.46%
Total average equity as a percentage of total average assets(2)	5.73%	5.07%	4.11%	4.02%	4.39%
Net interest income as a percentage of total average interest-earning assets	1.38%	1.32%	1.33%	1.13%	1.04%

Credit quality data:
Allowance for credit losses	¥1,112,453	¥1,134,940	¥1,156,638	¥1,315,615	¥1,240,456
Allowance for credit losses as a percentage of loans	1.17%	1.15%	1.15%	1.43%	1.42%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥1,699,500	¥1,679,672	¥1,792,597	¥2,007,619	¥2,064,477
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	1.78%	1.70%	1.79%	2.18%	2.36%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	65.46%	67.57%	64.52%	65.53%	60.09%
Net loan charge-offs	¥262,695	¥355,892	¥576,852	¥468,400	¥342,100

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loan charge-offs as a percentage of average loans	0.27%	0.37%	0.58%	0.49%	0.39%
Average interest rate spread	1.24%	1.19%	1.23%	1.08%	0.99%
Risk-adjusted capital ratio calculated under Japanese GAAP(5)	12.54%	11.19%	11.77%	14.87%	14.89%

Notes:
(1)	Includes the common shares potentially issuable by conversion of the Class 11 Preferred Stock.
(2)	Effective April 1, 2009, we adopted new accounting guidance regarding noncontrolling interests in subsidiaries. See “Noncontrolling Interests” under “Accounting Changes” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report for details. As a result, we have reclassified average balances, as well as year end balances, of “Total liabilities” and “Total equity” in the fiscal years ended March 31, 2007 to 2009. Accordingly “Net income (loss) available to common shareholders as a percentage of total average equity” and “Total average equity as a percentage of total average assets” have been reclassified.
(3)	Amounts include common shares. Redeemable Class 3 and 5 Preferred Stock are excluded.
(4)	Percentages of basic loss per common share have not been presented because such information is not meaningful.
(5)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per US$1.00. On July 8, 2011, the noon buying rate was ¥80.64 to US$1.00 and the inverse noon buying rate was US$1.24 to ¥100.00.

	Year 2011
	February	March	April	May	June	July(1)
High	¥81.48	¥82.98	¥85.26	¥82.12	¥80.98	¥81.26
Low	¥83.79	¥78.74	¥81.31	¥80.12	¥79.87	¥80.64

Note:
(1)	Period from July 1, 2011 to July 8, 2011.

	Fiscal years ended March 31,
	2007	2008	2009	2010	2011
Average (of month-end rates)	¥116.55	¥113.61	¥100.85	¥92.49	¥85.71

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2009, 2010 and 2011, 73.9%, 74.5% and 71.9% of our total assets were related to Japanese domestic assets, respectively, including Japanese national government and Japanese government agency bonds which accounted for 69.8%, 75.8% and 79.6% of our total investment securities portfolio. Moreover, approximately three quarters of our total interest and non-interest income related to such income generated in Japan. Furthermore, as of March 31, 2011, our domestic loans in Japan accounted for approximately 80% of our total loans outstanding.

During the fiscal year ended March 31, 2011, although there were signs of recovery in economic conditions in Japan, the Japanese economy began to weaken in the second half of the fiscal year ended March 31, 2011 after the government ended many aspects of its economic stimulus package and as the Japanese yen continued to appreciate against major foreign currencies thereby weakening the competitive strength of Japanese exports. The Japanese yen appreciated from ¥93.04 to US$1 as of March 31, 2010 to ¥83.15 to US$1 as of March 31, 2011. As of July 15, 2011, the exchange rate was ¥79.20 to US$1. Furthermore, the Japanese economy has experienced a significant downturn since the Great East Japan Earthquake that occurred on March 11, 2011. The Nikkei Stock Average, which is an average of 255 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥10,434.38 on March 10, 2011 to ¥8,605.15 on March 15, 2011. The Nikkei Stock Average gradually recovered to ¥9,974.47 on July 15, 2011. In addition, Japan’s seasonally adjusted real gross domestic product for the quarter ended March 31, 2011 decreased 1.0%, or 3.7% on an annualized basis, compared to the same period of the previous year. The Japanese economy could further deteriorate due to the Great East Japan Earthquake, particularly the disruptions in the supply chain and infrastructure for Japan’s major manufacturing industries as well as the nuclear crisis and electricity supply shortages. While significant funds will be required to address these issues, there is significant uncertainty regarding the Japanese political leadership to timely formulate effective solutions to provide the necessary financial support and compensation and to develop other policies in response to the Great East Japan Earthquake. In particular, since the Japanese Cabinet submitted a bill to the Diet of Japan in June 2011, there has been a significant political debate regarding a compensation scheme for damages related to the nuclear accidents as well as a scheme to financially support electric utilities that are subject to the damage claims. Many aspects of the legislative solution, including the actual implementation of such schemes, are uncertain at this time. Depending on the timing and approach of any policy or scheme, significant costs may be incurred by the Japanese government, specific electric utilities or a broad range of participants in the Japanese economy, which in turn may significantly affect the Japanese economy.

Since, as described above, our domestic loans in Japan accounted for a significant portion of our loan portfolio, the Great East Japan Earthquake has resulted in, and will likely further cause, indirect adverse effects on our financial results such as increases in credit costs as the credit quality of some borrowers could deteriorate. For a further discussion, see “—Risks Related to Our Business—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.”

In addition, our Japanese domestic marketable equity securities portfolio and Japanese government bond portfolio may be adversely affected, depending on how the Japanese economy reacts after the Great East Japan Earthquake and what governmental policies may be adopted for reconstruction, compensation and recovery. Deteriorating or stagnant economic conditions in Japan may also result in a decrease in the volume of financial transactions in general, which in turn may reduce our domestic income from fees and commissions.

For a further discussion of our results of operations on a geographic basis, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Geographic Segment Analysis.”

If the global economy deteriorates again, our credit-related losses may increase, and the value of the financial instruments we hold may decrease, resulting in losses.

Despite some signs of a recovery from the recent global financial downturn, the global economy remains susceptible to economic and political developments. For example, the United States and some European nations continue to experience weak employment and large financial deficits while struggling to stimulate their economies. As of March 31, 2011, based principally on the domicile of obligors, assets related to the United States and Europe accounted for approximately 12% and 8%, respectively, of our total assets. If the global economy deteriorates or the global economic recovery slows down again, the availability of credit may become limited, and some of our borrowers may default on their loan obligations to us, increasing our credit losses. In addition, the growing concern over the sovereign debt problem in some European countries may limit liquidity in the global financial market. Some of our credit derivative transactions may also be negatively affected, including the protection we sold through single name credit default swaps, index and basket credit default swaps, and credit linked notes. The notional amounts of these protections sold as of March 31, 2011 were ¥2.9 trillion, ¥0.7 trillion and ¥0.2 trillion, respectively. In addition, if credit market conditions worsen, our capital funding structure may need to be adjusted or our funding costs may increase, which could have a material adverse impact on our financial condition and results of operations.

Furthermore, we have incurred losses, and may incur further losses, as a result of changes in the fair value of our financial instruments resulting from weakening market conditions. For example, declines in fair value of our investment securities, particularly equity investment securities, resulted in our recording impairment losses of ¥858.9 billion, ¥117.5 billion and ¥139.0 billion for each of the three fiscal years ended March 31, 2009, 2010 and 2011. As of March 31, 2011, approximately 40% of our total assets were financial instruments for which we measure fair value on a recurring basis, and less than 1% of our total assets were financial instruments for which we measure fair value on a nonrecurring basis. Generally, in order to establish the fair value of these instruments, we rely on quoted market prices. If the value of these financial instruments declines, a corresponding write-down may be recognized in our consolidated statement of operations. In addition, because we hold a large amount of investment securities, short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. For more information on our valuation method for financial instruments, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

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

As a percentage of total loans, nonaccrual and restructured loans and accruing loans contractually past due 90 days or more ranged from 1.78% to 2.36% as of the five recent fiscal year-ends, reaching its highest level of 2.36% as of March 31, 2011 as total loans decreased to ¥87.5 trillion while nonaccrual and restructured loans and accruing loans contractually past due 90 days or more increased to ¥2.1 trillion. In particular, restructured loans increased by ¥0.23 trillion compared to the prior fiscal year-end, mainly due to increased restructurings of domestic loans to small and medium enterprises and domestic residential mortgage loans to individuals. If the recession in Japan worsens, our problem loans and credit-related expenses may increase. An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base. For a discussion of our problem loans, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition” and “Selected Statistical Data—Loan Portfolio.”

Due to the nuclear power plant accidents in Fukushima Prefecture following the Great East Japan Earthquake in March 2011, certain areas were affected by radiation contamination, and the Kanto region of Japan experienced electricity supply shortages in the spring of 2011. Electricity supply remains in short supply, affecting not only the Kanto region but also the rest of Japan. Electricity supply shortages are expected to have a significant negative impact on the recovery efforts in the northeastern region of Japan and could also disrupt the economic and industrial activities in other regions of Japan and across a wide range of industry sectors in Japan. In addition, the recovery efforts may require significant costs incurred to repair the damaged facilities, to secure alternative sources of electricity, parts and other materials, and to provide financial support or compensation for affected individuals and companies. As a result, our borrowers’ financial condition and creditworthiness could deteriorate, and our credit-related expenses with respect to our domestic credit portfolio could increase.

We may provide additional loans, equity capital or other forms of support to troubled borrowers in order to facilitate their restructuring and revitalization efforts. We may also forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructuring. We may take these steps even when such steps might not be warranted from the perspective of our short-term or narrow economic interests or a technical analysis of our legal rights against those borrowers, in light of other factors such as our longer-term economic interests, and our commitment to support the Japanese economy. These practices may substantially increase our exposure to troubled borrowers and increase our losses. Credit losses may also increase if we elect, or are forced by economic or other considerations, to sell or write off our problem loans at a larger discount, in a larger amount or in a different time or manner, than we may otherwise want.

Although we, from time to time, enter into credit derivative transactions, including credit default swap contracts, to manage our credit risk exposure, such transactions may not provide the protection against credit defaults that we intended due to counterparty defaults or otherwise. The credit default swap contracts could also result in significant losses. As of March 31, 2011, the total notional amount of the credit default swaps we sold and credit-linked notes was ¥3.8 trillion. In addition, negative changes in financial market conditions may restrict the availability and liquidity of credit default swaps. For more information on our credit derivative transactions, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

Our loan losses could prove to be materially different from our estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowance for credit losses and may also record credit losses beyond our allowance. Our allowance for credit losses in our loan portfolio is based on evaluations about customers’ creditworthiness and the value of collateral we hold. Negative changes in economic conditions or our borrowers’ repayment abilities could require us to provide for additional allowance. For example, borrowers in wider regions in Japan may be adversely affected due to the compensation issues for affected individuals and companies, electricity power supply shortages, supply chain disruptions and other indirect consequences of the Great East Japan Earthquake beyond our expectations, and as a result, our borrowers may incur greater financial and/or nonfinancial losses than our estimations. In such case, we may need to provide for additional allowance for credit losses. Also, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses. For a discussion of our allowance policy, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

A decline in Japanese stock prices could reduce the value of the Japanese domestic marketable equity securities that we hold, which accounted for 6.2% of our total investment securities portfolio, or 1.8% of our total assets, as of March 31, 2011. The Nikkei Stock Average declined from ¥11,089.94 at March 31, 2010 to ¥9,755.10 at March 31, 2011, mainly reflecting investor sentiment that remains cautious in light of uncertainties surrounding the global financial and capital markets and the adverse impact of the Great East Japan Earthquake. If stock market prices further decline or do not improve, we may incur additional losses on our securities portfolio. Because we hold a large amount of Japanese domestic marketable equity securities, even short-term fluctuations in the value of our securities may trigger losses or exist costs for us to manage our risk. Further declines in the Japanese stock market or other global markets may also materially and adversely affect our capital ratios and financial condition. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.”

If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.

We have entered into a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. As a result of our voluntary conversion on June 30, 2011 of the convertible preferred stock previously issued to us by Morgan Stanley, we currently hold approximately 22.4% of the voting rights in Morgan Stanley and continue to hold approximately $520 million of perpetual non-cumulative non-convertible preferred stock with a 10% dividend. In addition, we have appointed a second representative to Morgan Stanley’s board of directors.

We initially entered into this strategic alliance in October 2008 with a view towards long-term cooperation with Morgan Stanley, and currently plan to deepen the strategic alliance, given that the voluntary conversion of the convertible preferred stock to the common stock was completed as described above. However, due to any unexpected changes in social, economic or financial conditions, or any failure to integrate or share staff, products or services, or to operate, manage or implement the business strategy of the securities joint venture companies or other cooperative opportunities as planned, we may be unable to achieve the expected synergies from this alliance.

If our strategic alliance with Morgan Stanley is terminated, it could have a material negative impact on our business strategy, financial condition, and results of operations. For example, because we conduct our securities operations in Japan through the joint venture companies we have with Morgan Stanley, such termination may result in our inability to attain the planned growth in this line of business.

In addition, with our current investment in Morgan Stanley, we have neither a controlling interest in, nor control over the business operations of Morgan Stanley. If Morgan Stanley makes any business decisions that are inconsistent with our interests, we may be unable to achieve the goals initially set out for the strategic alliance. Furthermore, although we do not control Morgan Stanley, given the magnitude of our investment, if Morgan Stanley encounters financial or other business difficulties, we may suffer a financial loss on our investment or damage to our reputation.

Following the conversion of the preferred stock into common stock as described above, Morgan Stanley is expected to be treated as an equity-method affiliate of MUFG in the future consolidated financial statements prepared by MUFG. Accordingly, Morgan Stanley’s performance will have a more significant impact on our results of operations as a result of equity method accounting.

For a detailed discussion of our strategic alliance with Morgan Stanley, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.

We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-fifth of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, was ¥872.0 billion as of March 31, 2011, compared to ¥1,032.6 billion as of March 31, 2010. Mitsubishi UFJ NICOS’s consumer loan portfolio has been adversely affected by a series of regulatory reforms recently implemented in Japan.

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

Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Law (between 15% per annum to 20% per annum depending on the amount of principal). Prior to June 18, 2010, gray-zone interest was permitted under certain conditions set forth in the Law Concerning Lending Business. As a result of the regulatory reforms, all interest rates are now subject to the lower limits imposed by the Interest Rate Restriction Law, compelling lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers. The new regulations that became effective on June 18, 2010 also have had a further negative impact on the business of consumer finance companies as one of those new regulations requires, among other things, consumer finance companies to limit their lending to a single customer to a maximum of one third of the customer’s annual income regardless of the customer’s repayment capability, significantly reducing business opportunities for the affected consumer financing companies.

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

Following the various legal developments in June 2010 and other industry developments, Mitsubishi UFJ NICOS revised its estimate by updating management’s future forecast to reflect new reimbursement claims information and other data. As of March 31, 2010 and 2011, we had ¥84.2 billion and ¥136.9 billion of allowance for repayment of excess interest, respectively. For the fiscal years ended March 31, 2010 and 2011, we recorded provisions for repayment of excess interest of ¥44.8 billion and ¥85.7 billion, respectively. For the same periods, one of our equity method investees engaged in consumer lending had a negative impact of ¥23.1 billion and ¥96.4 billion, respectively, on equity in losses of equity method investees in our consolidated statement of operations. We intend to carefully monitor future developments and trends.

These developments have adversely affected, and these and any future developments may further adversely affect, the operations and financial condition of our subsidiaries and borrowers which are engaged in consumer lending, which in turn may affect the value of our related shareholdings and loan portfolio. In particular, to further strengthen our consumer finance business as a core business of our group, in August 2008, we increased our interest in our consolidated subsidiary, Mitsubishi UFJ NICOS, and separately, in October 2008, increased our interest in ACOM CO., LTD., an equity method investee. In March 2011, we made an additional capital injection of approximately ¥85.0 billion in Mitsubishi UFJ NICOS. As a result of these investments, any negative developments in the consumer finance industry may have a greater impact on our consolidated results of operations and financial condition.

Increases in interest rates could adversely affect the value of our bond portfolio.

The aggregate estimated fair value of the Japanese government and corporate bonds and foreign bonds, including US Treasury bonds, that we hold has increased in recent fiscal years to 24.9% of our total assets as of March 31, 2011. In particular, the Japanese government and Japanese government agency bonds accounted for 22.6% of our total assets as of March 31, 2011. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

The Bank of Japan has been maintaining a very low policy rate (uncollateralized overnight call rate) of 0.10% in an effort to lift the economy out of deflation. Short-term interest rates continue to decline because of the Bank of Japan’s so-called “monetary easing policy.” Interest rates in other major global financial markets, including the United States and the European Union, have remained at historic low levels in recent years. An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may have a significant negative effect on the value of our bond portfolio. See “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Fluctuations in foreign currency exchange rates may result in transaction losses on translation of monetary assets and liabilities denominated in foreign currencies as well as foreign currency translation losses with respect to our foreign subsidiaries and equity method investees.

Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2011, the average balance of our foreign interest-earning assets was ¥49.5 trillion and the average balance of our foreign interest-bearing liabilities was ¥34.4 trillion, representing 27.4% of our average total interest-earning assets and 21.3% of our average total interest-bearing liabilities during the same period. For the fiscal year ended March 31, 2011, net foreign exchange gains, which primarily include transaction gains on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies and net gains on currency derivatives instruments entered into for trading purposes, were ¥260.7 billion, compared to net foreign exchange gains of ¥216.7 billion for the previous fiscal year. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. The average exchange rate for the fiscal year ended March 31, 2011 was ¥85.72 per US$1.00, compared to the average exchange rate for the fiscal year ended March 31, 2010 of ¥92.85 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2010 was ¥87.81 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2009 of ¥93.57 per US$1.00. The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of decreasing total revenue by ¥135.6 billion, net interest income by ¥47.1 billion and income before income tax expense by ¥91.2 billion, respectively, for the fiscal year ended March 31, 2011. For more information on foreign exchange gains and losses and foreign currency translation gains and losses, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations.”

Any adverse changes in the business of Union Bank, an indirect wholly-owned subsidiary in the United States, could significantly affect our results of operations.

Union Bank, N.A., or Union Bank, is the primary subsidiary of UnionBanCal Corporation, or UNBC, which is an indirect wholly-owned subsidiary in the United States. Union Bank has historically contributed to a significant portion of our net income. UNBC reported net income of $269 million for the fiscal year ended December 31, 2008, net loss of $65 million for the fiscal year ended December 31, 2009, and net income of $573 million for the fiscal year ended December 31, 2010. Any adverse developments which could arise at Union Bank have a great negative impact on our results of operation and financial condition. The risks relating to Union Bank have increased as Union Bank has been expanding its business through acquisitions of community banks. In April 2010, Union Bank acquired approximately $600 million in total assets and assumed more than $400 million in deposits of Tamalpais Bank, a California-based bank, and acquired approximately $3.2 billion in total assets and assumed approximately $2.5 billion in deposits of Frontier Bank, a Washington-based bank, pursuant to its respective purchase and assumption agreements with the US Federal Deposit Insurance Corporation. If Union Bank is unable to achieve the benefits expected from its business strategies, including its business expansion strategy through acquisitions of failing community banks, we will suffer an adverse financial impact. Other factors that have negatively affected, and could continue to negatively affect, Union Bank’s results of operations include adverse economic conditions, such as a downturn in the real estate and housing industries in California and other states within the United States, substantial competition in the banking markets in California and other states within the United States and uncertainty over the US economy, as well as the threat of terrorist attacks, fluctuating oil prices, rising interest rates, negative trends in debt ratings, additional costs which may arise from enterprise-wide compliance, or failure to comply, with applicable laws and regulations, such as the US Bank Secrecy Act and related amendments under the USA PATRIOT Act, and any adverse impact of the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

We may incur further losses as a result of financial difficulties relating to other financial institutions, both directly and through the effect they may have on the overall banking environment and on their borrowers.

Some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, have experienced declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. In addition, allegations or governmental prosecution of improper trading activities or inappropriate business conduct of a specific financial institution could also negatively affect the public perception of other global financial institutions individually and the global financial industry as a whole. These developments may adversely affect our financial results.

Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as nonaccrual and restructured loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 5% of our total loans as of each year-end in the three fiscal years ended March 31, 2011, with the percentage increasing from 7.7% to 8.0% between March 31, 2010 and March 31, 2011. We may also be adversely affected because we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries, including Japanese regional banks as part of our strategic equity investment securities portfolio. In addition, we currently hold an approximately 22.4% of the voting rights in Morgan Stanley. We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purpose. The notional amount of the protection we sold through these instruments was ¥3.8 trillion as of March 31, 2011.

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

•	deposit insurance premiums could rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government support or control of financial institutions could generally undermine confidence in financial institutions or adversely affect the overall banking environment;

•	failures or financial difficulties experienced by other financial institutions could result in additional regulations or requirements that increase the cost of business for us; and

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

We are increasingly active, through a network of branches and subsidiaries, in emerging market countries, particularly countries in Asia, Latin America, Central and Eastern Europe, and the Middle East. For example, based principally on the domicile of obligors, assets related to Asia and Oceania, excluding Japan, increased 29.6% from ¥8.42 trillion as of March 31, 2010 to ¥10.91 trillion as of March 31, 2011, accounting for 5.4% of our total assets as of March 31, 2011. The economies of emerging market countries can be volatile and susceptible to adverse changes and trends in the global financial markets. For example, a decline in the value of local currencies of these countries could negatively affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers and banks in these countries are often denominated in US dollars, Euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, should there be excessively rapid economic growth and increasing inflationary pressure in some of the emerging market countries, such developments could adversely affect the wider regional and global economies. Some emerging market countries may also change their monetary or other economic policies in response to economic and political instabilities or pressures, which are difficult to predict. As of March 31, 2011, based on the domicile of obligors, our assets in Europe, Asia and Oceania (excluding Japan), and other areas (excluding Japan and the United States) were ¥17.04 trillion, ¥10.91 trillion and ¥5.65 trillion, representing 8.4%, 5.4% and 2.8% of our total assets, respectively. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

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

In addition, additional regulatory requirements could have an adverse impact on our future business and results of operations. For example, regulations relating to the consumer lending business which became effective in June 2010 impose, among other things, a limit on the amount of borrowing available to individual borrowers, which in turn have negatively affected our profitability. For more information on regulatory changes in the consumer finance industry, see “—Risks Related to Our Business—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”

Transactions with counterparties in countries designated by the US Department of State as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We, through our banking subsidiaries, engage in business activities with entities in or affiliated with Iran, including transactions with counterparties owned or controlled by the Iranian government, and the banking subsidiary has a representative office in Iran. The US Department of State has designated Iran and other countries as “state sponsors of terrorism,” and US law generally prohibits US persons from doing business with such countries. We currently have business activities with entities in or affiliated with Iran in accordance with our policies and procedures designed to ensure compliance with regulations applicable in the jurisdictions in which we operate.

Our transactions with counterparties in or affiliated with Iran consist primarily of loans, the outstanding balance of which was approximately $17.3 million, representing less than 0.001% of our total assets, as of March 31, 2011. We do not have any loans outstanding to the financial institutions specifically listed by the US government. We do not believe our business activities relating to Iran are material to our business or financial condition. In addition to the loans, we also receive deposits or hold assets on behalf of several individuals resident in Japan who are citizens of countries designated as state sponsors of terrorism.

We are aware of initiatives by US governmental entities and non-government entities, including institutional investors such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers, counter-parties or investors in our shares. In addition, depending on socio-political developments, our reputation may suffer due to our association with these countries. The above circumstances could have an adverse effect on our business and financial condition.

During the fiscal year ended March 31, 2011, US federal and state governments enacted new legislation designed to limit economic and financial transactions with Iran by limiting the ability of financial institutions that may have engaged in any one of a broad range of activities related to Iran to conduct various transactions in the relevant jurisdictions. Furthermore, since September 2010, the Japanese government has implemented a series of measures under the Foreign Exchange and Foreign Trade Act, such as freezing the assets of designated financial institutions and others that could contribute to Iran’s nuclear activities, and our most recently modified policies and procedures take into account the new Japanese regulatory requirements. There remains a risk of potential US regulatory action against us, however, if US regulators perceive the modified policies and procedures not to be in compliance with applicable regulations.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency of Japan. As of March 31, 2011, our total risk-adjusted capital ratio was 14.89% compared to the minimum risk-adjusted capital ratio required of 8.00%, and our Tier I capital ratio was 11.33% compared to the minimum Tier I capital ratio required of 4.00%. Our capital ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. In addition, some of our subsidiaries are also subject to the capital adequacy rules of various foreign countries, including the United States where each of MUFG, BTMU, MUTB and UNBC is a financial holding company under the US Bank Holding Company Act. We or our banking subsidiaries may be unable to continue to satisfy the capital adequacy requirements because of:

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

The Group of Central Bank Governors and Heads of Supervision has made a series of announcements regarding the new global regulatory framework, which has been referred to as “Basel III,” to strengthen the regulation, supervision and risk management of the banking sector. Various Basel III measures are expected to be introduced in phases starting in calendar 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, in July 2011, the Basel Committee on Banking Supervision proposed additional loss absorbency requirements to supplement the common equity Tier I capital requirement ranging from 1% to 2.5% for global systemically important banks, depending on the bank’s systemic importance. Based on the Basel III framework, the Japanese capital ratio framework, which is currently based on Basel II, is likely to be revised to implement the more stringent requirements. Likewise, local banking regulators outside of Japan such as those in the United States are likely to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries.

If our capital ratios fall below required levels, the Financial Services Agency of Japan could require us to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our business operations. In addition, if the capital ratios of our subsidiaries subject to capital adequacy rules of foreign jurisdictions fall below the required levels, the local regulators could also take action against them that may result in reputational damage or financial losses to us. For a discussion of our capital ratios and the related regulatory guidelines, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results and the price of our securities.

In accordance with US GAAP, we account for our business combinations using the acquisition method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

For the fiscal year ended March 31, 2009, the global financial crisis and recession led to a decline in our market capitalization and negatively affected the fair value of our reporting units for purposes of our periodic testing of goodwill for impairment. As a result, we recorded ¥845.8 billion of goodwill impairment losses for the fiscal year ended March 31, 2009. For the fiscal years ended March 31, 2010 and 2011, we recorded ¥0.5 billion and nil of goodwill impairment losses, respectively. As of March 31, 2011, the balance of goodwill was ¥363.4 billion.

We may be required to record additional impairment losses relating to goodwill in future periods if the fair value of any of our reporting units declines below the fair value of related assets net of liabilities. Any additional impairment losses will negatively affect our financial results, and the price of our securities could be adversely affected. For a detailed discussion of our periodic testing of goodwill for impairment and the goodwill recorded, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates—Accounting for Goodwill and Intangible Assets” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Goodwill.”

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

Item 4.	Information on the Company.

A.	History and Development of the Company.

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

On April 2, 2001, The Bank of Tokyo-Mitsubishi, Ltd., Mitsubishi Trust and Banking Corporation, or Mitsubishi Trust Bank, and Nippon Trust Bank Limited established Mitsubishi Tokyo Financial Group, Inc., or MTFG, to be a holding company for the three entities. Before that, each of the banks had been a publicly held company. On April 2, 2001, through a stock-for-stock exchange, they became wholly owned subsidiaries of MTFG, and the former shareholders of the three banks became shareholders of MTFG. Nippon Trust Bank Limited was later merged into Mitsubishi Trust Bank.

On June 29, 2005, the merger agreement between MTFG and UFJ Holdings was approved at the general shareholders meetings of MTFG and UFJ Holdings. As the surviving entity, Mitsubishi Tokyo Financial Group, Inc. was renamed “Mitsubishi UFJ Financial Group, Inc.” The merger of the two bank holding companies was completed on October 1, 2005.

On September 30, 2007, MUSHD, which was then called “Mitsubishi UFJ Securities Co., Ltd.,” or MUS, became our wholly owned subsidiary through a share exchange transaction.

On October 13, 2008, we made an investment in Morgan Stanley as part of a global strategic alliance. On June 30, 2011, we converted the convertible preferred stock previously issued to us by Morgan Stanley into shares of common stock, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley. Morgan Stanley is expected to be treated as an equity-method affiliate of MUFG in the future consolidated financial statements prepared by MUFG. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.

On October 21, 2008, we completed a tender offer for outstanding shares of ACOM CO., LTD. common stock, raising our ownership in ACOM to approximately 40%.

On November 4, 2008, BTMU completed the acquisition of all of the shares of common stock of UnionBanCal Corporation, or UNBC, not owned by BTMU and, as a result, UNBC became a wholly owned indirect subsidiary of MUFG.

On May 1, 2010, we and Morgan Stanley integrated our securities and investment banking businesses in Japan into two joint venture securities companies, one of which is MUMSS created by spinning off the wholesale and retail securities businesses conducted in Japan from MUSHD and subsequently assuming certain operations in Japan from a subsidiary of Morgan Stanley.

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

Mitsubishi UFJ Securities Holdings Co., Ltd.

MUSHD is a wholly owned subsidiary of MUFG. MUSHD functions as an intermediate holding company of MUFG’s global securities business. MUSHD’s registered head office is located at 5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6317, Japan, and its telephone number is 81-3-6213-2550. MUSHD is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law. MUSHD has major overseas subsidiaries in London, New York, Hong Kong, Singapore, Shanghai and Geneva.

In April 2010, MUSHD, which was previously called “Mitsubishi UFJ Securities Co., Ltd.,” or MUS, became an intermediate holding company by spinning off its securities and investment banking business operations to a wholly owned operating subsidiary established in December 2009, currently MUMSS. Upon the consummation of the corporate spin-off transaction, the intermediate holding company was renamed “Mitsubishi UFJ Securities Holdings Co., Ltd.” and the operating subsidiary was renamed “Mitsubishi UFJ Securities Co., Ltd.” The operating subsidiary was subsequently renamed MUMSS in May 2010 upon integration of our securities operations in Japan with those of Morgan Stanley.

MUS was formed through the merger between Mitsubishi Securities Co., Ltd. and UFJ Tsubasa Securities Co., Ltd. on October 1, 2005, with Mitsubishi Securities Co., Ltd. being the surviving entity. The surviving entity was renamed “Mitsubishi UFJ Securities Co., Ltd.” and, in September 2007, became our wholly-owned subsidiary through a share exchange transaction.

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

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

MUMSS is our core securities and investment banking subsidiary. MUMSS was created as one of the two Japanese joint venture securities companies in May 2010 between Morgan Stanley and us as part of our global strategic alliance. MUMSS succeeded to the investment banking operations conducted in Japan by a subsidiary of Morgan Stanley and the wholesale and retail securities businesses conducted in Japan by MUS. MUFG, through MUSHD, holds 60% voting and economic interests in MUMSS. MUMSS’s registered head office is located at 5-2 Marunouchi 2-chome, Chiyoda-ku, Tokyo Japan, and its telephone number is 81-3-6213-8500.

MUMSS is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law. For more information on our strategic alliance with Morgan Stanley, see “—B. Business Overview—Global Strategic Alliance with Morgan Stanley” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

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

On August 1, 2008, Mitsubishi UFJ NICOS became a wholly owned subsidiary of MUFG through a share exchange transaction. On the same day, we entered into a share transfer agreement with The Norinchukin Bank, or Norinchukin, under which we sold some of our shares of Mitsubishi UFJ NICOS common stock to Norinchukin. Currently, Mitsubishi UFJ NICOS is a consolidated subsidiary of MUFG. In March 2011, we and Norinchukin made additional equity investments in Mitsubishi UFJ NICOS in proportion to our and Norinchukin’s respective beneficial ownership of approximately 85% and 15%.

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

We are one of the world’s largest and most diversified financial groups with total assets of ¥203 trillion as of March 31, 2011. The Group is comprised of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Law of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. The Group has the largest overseas network among the Japanese banks, comprised of offices and subsidiaries, including Union Bank, N.A., or Union Bank, in more than 40 countries.

While maintaining the corporate cultures and core competencies of BTMU, MUTB, MUMSS (through MUSHD) and Mitsubishi UFJ NICOS, we, as the holding company, seek to work with them to find ways to:

•	establish a more diversified financial services group operating across business sectors;

•	leverage the flexibility afforded by our organizational structure to expand our business;

•	benefit from the collective expertise of BTMU, MUTB, MUMSS (through MUSHD) and Mitsubishi UFJ NICOS;

•	achieve operational efficiencies and economies of scale; and

•	enhance the sophistication and comprehensiveness of the Group’s risk management expertise.

In order to further enhance our operations and increase profits, in April 2004 we introduced an integrated business group system comprising three core business areas: Retail, Corporate, and Trust Assets. These three businesses serve as the Group’s core sources of net operating profit. In March 2011, the sales and trading business of MUMSS was transferred from the Integrated Corporate Banking Business Group to the Global Markets group, as described below. In July 2011, we added the Integrated Global Business Group (MUFG Global) as a fourth area by shifting some of our global operations mainly from the Integrated Corporate Banking Business Group. This change in our business segment was implemented to more effectively coordinate and enhance our group-wide efforts to strengthen and expand overseas operations. Our remaining business areas are grouped into Global Markets and Other. In addition, MUFG’s role as the holding company has expanded from strategic coordination to integrated strategic management. Group-wide strategies are determined by the holding company and executed by the banking subsidiaries and other subsidiaries.

In October 2008, as part of our medium-term strategy to expand our operations in the United States, each of MUFG, BTMU, MUTB and UNBC became a financial holding company under the US Bank Holding Company Act. For more information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations” and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

MUFG Management Philosophy

MUFG’s management philosophy serves as the basic policy in conducting its business activities, and provides guidelines for all group activities. It is also the foundation for management decisions, including the formulation of management strategies and management plans, and serves as the core value for all employees. BTMU, MUTB, MUMSS (through MUSHD) and Mitsubishi UFJ NICOS adopted the MUFG’s management philosophy as their own respective management philosophy, and the entire group strives to comply with this philosophy. The details of the MUFG’s management philosophy are set forth below:

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

Integrated Retail Banking Business Group

The Integrated Retail Banking Business Group covers all domestic retail businesses, including commercial banking, trust banking and securities businesses, and enables us to offer a full range of banking products and services, including financial consulting services, to retail customers in Japan. This business group integrates the retail business of BTMU, MUTB and MUMSS as well as retail product development, promotion and marketing in a single management structure. Some of our retail services are offered through our network of MUFG Plazas providing individual customers with one-stop access to our comprehensive financial product offerings of integrated commercial banking, trust banking and securities services.

Deposits and retail asset management services.    We offer a full range of bank deposit products including a non-interest-bearing deposit account that is redeemable on demand and intended primarily for payment and settlement functions, and is fully insured by the Deposit Insurance Corporation of Japan without a maximum amount limitation.

We offer a variety of asset management and asset administration services to individuals, including savings instruments such as current accounts, ordinary deposits, time deposits, deposits at notice and other deposit facilities. We also offer trust products, such as money trusts, and other investment products, such as investment trusts and foreign currency deposits.

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

Investment trusts.    We provide a diverse lineup of investment trust products allowing our customers to choose products according to their investment needs through BTMU, MUTB and MUMSS as well as kabu.com Securities, which specializes in online financial services. In the fiscal year ended March 31, 2011, BTMU offered a total of 10 new investment trusts. As of March 31, 2011, BTMU offered our clients a total of 76 investment trusts. Moreover, BTMU has placed significant importance on ensuring providing after-sales advice to all of our customers who have purchased our investment trust products.

Insurance.    We offer insurance products to meet the needs of our customers as a sales agent of third party insurance companies. Our current lineup of insurance products consists of investment-type individual annuities, foreign currency-denominated insurance annuities and yen-denominated fixed-amount annuity insurance. We also offer single premium term insurance. BTMU has been offering life, medical and cancer insurance since December 2007, nursing-care insurance since April 2008 and car insurance since July 2009. As of March 31, 2011, BTMU offers 38 varieties of life insurance products (28 life insurance, seven medical and nursing-care insurance and three cancer insurance products) at 452 BTMU branches. Professional insurance sales representatives, called “Insurance Planners,” have been assigned to each branch where these insurance products are sold in order to ensure that the branch responds to our customers’ needs. MUTB also offers whole term life insurance and medical insurance at all of its branches.

Financial products intermediation services.    We offer financial products intermediation services through BTMU acting as an agent with three MUFG securities companies (MUMSS, Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., and kabu.com Securities Co., Ltd.) and through MUTB acting as an agent with MUMSS. We offer securities, including publicly offered stocks, foreign and domestic investment trusts, Japanese government bonds, foreign bonds and various other products. As of March 31, 2011, BTMU employed approximately 425 employees seconded from MUMSS. We seek to optimize the deployment of the securities service personnel within our group in accordance with our initiatives where approximately 155 of the 425 were assigned to branches in Japan as sales representatives, approximately 214 employees were employed in the capacity of Retail Money Desk, or RMD, representatives to assist the branch sales force, and the remaining 56 employees were assigned to the headquarters of BTMU (Financial Instruments Intermediary Service Office).

Loans.    We offer housing loans, card loans, and other loans to individuals. With respect to housing loans, in addition to housing loans incorporating health insurance for seven major illnesses, which are underwritten by third party insurance companies, BTMU began offering in June 2009 preferential interest rates under its “Environmentally Friendly Support” program to customers who purchase “environment-conscious” houses (e.g., houses with solar electric systems) which meet specific criteria in response to increasing public interest in environmental issues. In September 2009, BTMU launched “housing loans with home mortgage insurance,” which BTMU jointly developed with the Japan Housing Finance Agency, a governmental agency under the Japanese government’s economic stimulus measures, under which the agency indemnifies BTMU for losses from housing loans. BTMU also offers a card loan service called “BANQUIC,” for which applications can be accepted through the internet, telephone, TV telephone and mobile phone. A customer who has an account with BTMU can obtain loans through the “BANQUIC” service by having the loan proceeds directly remitted to the customer’s BTMU account. The service is available at BTMU branches and BTMU-affiliated ATMs at convenience stores with no ATM transaction fees. BTMU continues to strive to meet a wide variety of customer needs by enhancing our product offerings and increasing customers’ ease of access to our services.

In response to the Great East Japan Earthquake in March 2011, which devastated the northeastern region of Japan, BTMU and MUTB are offering eased conditions and preferential interest rates for the loans to the affected individuals who wish to apply for loans.

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

Retail securities business.    We conduct our retail securities business in Japan through MUMSS which was formed in May 2010 through the integration of the domestic wholesale and retail securities business previously conducted by MUS and the investment banking business conducted by Morgan Stanley Japan Securities Co., Ltd., or Morgan Stanley Japan. See “—Global Strategic Alliance with Morgan Stanley.”

Domestic Network.    We offer products and services through a wide range of channels, including branches, ATMs (including convenience store ATMs shared by multiple banks), Mitsubishi-Tokyo UFJ Direct (telephone, internet and mobile phone banking), the Video Counter and postal mail.

We offer integrated financial services combining our banking, trust banking and securities services at MUFG Plazas. These Plazas provide retail customers with integrated and flexible suite of services at one-stop outlets. As of March 31 2011, we provided those services through 35 MUFG Plazas.

To provide exclusive membership services to high net worth individual customers, we have private banking offices featuring lounges and private rooms where customers can receive wealth management advice and other services in a relaxing and comfortable setting. As of March 31, 2011, we had 29 private banking offices in the Tokyo metropolitan area, Nagoya and Osaka.

To improve customer convenience, BTMU has enhanced its ATM network and ATM related services. BTMU has also ceased to charge ATM transaction fees from customers of BTMU and MUTB for certain transactions. In addition, BTMU has reduced commissions for transactions conducted through ATMs located in convenience stores. Furthermore, BTMU currently shares its ATM network with eight Japanese local banks, AEON Bank, Ltd. and the banks belonging to the Japan Agricultural Cooperatives bank group. BTMU has also ceased to charge ATM transaction fees from customers who use these banks’ ATMs for certain transactions.

“Jibun Bank Corporation” is a partnership between BTMU and KDDI Corporation, a major telecommunications company in Japan. Jibun Bank provides banking services primarily through mobile phone networks. Since the launch of its banking services in July 2008, Jibun Bank has reached 1.2 million accounts and ¥223 billion in deposit balance as of March 31, 2011.

Trust agency operations.    We offer MUTB’s trust related products and advisory services through our trust agency system not only for MUTB customers but also for BTMU and MUMSS customers. As of March 31, 2011, BTMU engaged in eight businesses as the trust banking agent for MUTB: testamentary trusts, inheritance management, asset succession planning, inheritance management agency operations, business management financial consulting, lifetime gift trusts, share disposal trusts, and marketable securities administration trusts. MUMSS engaged in three businesses as the trust banking agent for MUTB: testamentary trusts, inheritance management and asset succession planning. Financial consultants (sales managers specializing in inheritance business) have been sent from MUTB to BTMU. Because of Japan’s aging society, customer demand for inheritance-related advice is increasing and we aim to significantly strengthen our ability to cross-sell the inheritance products to our existing customers.

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

Commercial Banking

We provide various financial solutions, such as loans and fund management, remittance and foreign exchange services, to meet the requirements of small and medium-sized enterprise, or SME, customers. We also help our customers develop business strategies, such as inheritance-related business transfers and stock listings.

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

A large part of our investment banking business in Japan is provided by MUMSS which was formed in May 2010 through the integration of the domestic wholesale and retail securities business previously conducted by MUS and the investment banking business conducted by Morgan Stanley Japan. See “—Global Strategic Alliance with Morgan Stanley.”

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

Mitsubishi UFJ Global Custody S.A., which was established on April 11, 1974 and was formerly named Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A., provides global custody services, administration services for investment funds and fiduciary and trust accounts, and other related services to institutional investors.

Mitsubishi UFJ Asset Management and KOKUSAI Asset Management provide asset management and trust products and services mainly to high net worth individuals, branch customers and corporate clients in Japan.

Integrated Global Business Group (“MUFG Global”)

The Integrated Global Business Group (“MUFG Global”) was established on July 1, 2011, to effectively coordinate and enhance our group-wide efforts to strengthen and expand overseas operations. MUFG Global is designed to clarify the leadership in, and enhance the coordination for, our overseas strategies on a group-wide basis.

Overseas business development has been an important pillar of our growth strategy. Aiming to further raise our presence in the global financial market, we are shifting our current approach where each of our group companies individually promotes its overseas business to a more group-wide approach. The new approach is designed to enable us to exercise our comprehensive expertise to more effectively provide our overseas customers with value-added services.

As global financial regulations have become increasingly stringent following the recent global financial crisis, the realignment in the global financial industry has accelerated with financial institutions merging and entering into alliances particularly in Europe and the United States. Moreover, the importance of emerging markets in Asia and other regions has been rapidly growing, and the business environment surrounding the international financial industry is becoming more complex. In addition, customers’ financing needs are becoming more diverse and sophisticated as their activities are becoming more globalized.

Against this background, MUFG Global covers overseas businesses, including commercial banking services such as loans, deposits and cash management services, retail banking, trust assets and securities businesses (with the retail banking and trust assets businesses being conducted through Union Bank), through a global network of more than 500 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

CIB (Corporate and Investment Banking)

Our CIB business primarily serves large corporations, financial institutions, and sovereign and multinational organizations with a comprehensive set of solutions for their financing needs. Through our global network of offices and branches, we provide a full range of services, including corporate banking services such as providing credit commitments and arranging the issuance of asset-backed commercial paper, investment banking services such as debt/equity issuance, and M&A advisory services, to help clients develop financial strategies. To meet clients’ expectations for their various financing needs, we have established a client-oriented coverage business model and coordinate our product experts who can offer innovative finance services all around the world. With our acquisition from The Royal Bank of Scotland Group plc of project finance assets consisting of loans for natural resource, power and other infrastructure projects in Europe, the Middle-East and Africa, and related assets in December 2010, we continue to seek to strengthen our project finance business, which is one of the core businesses of CIB. For more information on our transaction with The Royal Bank of Scotland Group, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Transaction Banking

We have Transaction Banking Offices around the world through which we provide commercial banking products and services for corporations and financial institutions in managing and processing domestic and cross-border payments, mitigating professional risk for international trade, and performing asset and liability management. We provide customers with support for their domestic, regional and global trade finance and cash management programs through our extensive global network.

Union Bank

UNBC is a wholly owned indirect subsidiary of MUFG. UNBC is a US bank holding company with Union Bank being its primary subsidiary. Union Bank is a leading regional bank headquartered in California, ranked by the Federal Deposit Insurance Corporation, or FDIC, as the 21st largest in the United States in terms of total deposits as of March 2011. Union Bank provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, Washington, and Texas as well as nationally and internationally. In April 2010, Union Bank acquired loans and other assets and assumed deposits and other liabilities of Tamalpais Bank, a California-based bank, and Frontier Bank, a Washington-based bank, from the FDIC in separate FDIC-assisted transactions.

Global Markets

Global Markets covers asset and liability management and strategic investment of BTMU and MUTB, and sales and trading of financial products of BTMU and MUTB. In March 2011, the sale and trading business of MUMSS was transferred from the Integrated Corporate Banking Business Group to the Global Markets.

Other

Other mainly consists of the corporate centers of the holding company, BTMU, MUTB and MUMSS.

Global Strategic Alliance with Morgan Stanley

As of March 31, 2011, we held a total of approximately 47 million shares of Morgan Stanley common stock, Series B Non-Cumulative Non-Voting Perpetual Convertible Preferred Stock (“Series B Preferred Stock”) with a face value of approximately $7,839 million and a 10% dividend, and Perpetual Non-Cumulative Non-Convertible Preferred Stock (“Series C Preferred Stock”) with a face value of approximately $520 million and a 10% dividend.

On June 30, 2011, we converted all of the Series B Preferred Stock for approximately 385 million shares of the common stock. As a result, we hold a total of approximately 432 million shares of Morgan Stanley common stock, which represent approximately 22.4% of the voting rights in Morgan Stanley based on the number of shares of common stock of Morgan Stanley outstanding as of June 30, 2011. We also have a right to designate two directors of Morgan Stanley. Morgan Stanley is expected to be treated as an equity-method affiliate of MUFG in the future consolidated financial statements prepared by MUFG. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

In May 2010, we and Morgan Stanley integrated our respective Japanese securities companies by forming two securities joint venture companies. We converted the wholesale and retail securities businesses conducted in Japan by MUS into MUMSS. Morgan Stanley contributed the investment banking operations conducted in Japan by its former wholly-owned subsidiary, Morgan Stanley Japan, to MUMSS, and converted the sales and trading and capital markets businesses conducted in Japan by Morgan Stanley Japan into an entity called Morgan Stanley MUFG Securities, Co., Ltd., or MSMS. We hold a 60% economic interest in MUMSS and MSMS, and Morgan Stanley holds a 40% economic interest in MUMSS and MSMS. We hold a 60% voting interest and Morgan Stanley holds a 40% voting interest in MUMSS, and we hold a 49% voting interest and Morgan Stanley holds a 51% voting interest in MSMS. Morgan Stanley’s and our economic and voting interests in the securities joint venture companies are held through intermediate holding companies. We have retained control of MUMSS and we account for our interest in MSMS under the equity method due to our significant influence over MSMS. The board of directors of MUMSS has fifteen members, nine of whom are designated by us and six of whom are designated by Morgan Stanley. The board of directors of MSMS has ten members, six of whom are designated by Morgan Stanley and four of whom are designated by us. The CEO of MUMSS is designated by us and the CEO of MSMS is designated by Morgan Stanley.

We have also expanded the scope of our global strategic alliance with Morgan Stanley into new geographies and businesses, including (1) a loan marketing joint venture that will provide clients in the United States with access to expand the world-class lending and capital markets services from both companies, (2) an agreement to establish business referral arrangements in Asia, Europe, the Middle East and Africa, covering capital markets, loans, fixed income sales and other businesses, (3) a global commodities referral agreement whereby BTMU and its affiliates will refer clients in need of commodities-related hedging solutions to certain affiliates of Morgan Stanley, and (4) an employee secondment program to share best practices and expertise in a wide range of business areas.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.”

Competition

We face strong competition in all of our principal areas of operations. The structural reforms in the regulation of the financial industry has resulted in some significant changes in the Japanese financial system and prompted banks to merge or reorganize their operations, thus changing the nature of the competition from other financial institutions as well as from other types of businesses.

Japan

The Banking Law of Japan currently permits banks to engage in certain types of securities business, including retail sales of investment funds and government and municipal bonds, and, through a domestic and overseas securities subsidiary, all types of securities business, with appropriate registration with or approval of the Financial Services Agency, an agency of the Cabinet Office. In addition, the Banking Law was amended in December 2008 to expand the scope of permissible activities of banks, permitting banks to engage in emissions trading and, through their subsidiaries and certain affiliates, Islamic financing. Further increases in competition among financial institutions are expected in these new areas of permissible activities.

The current regulatory environment and market factors have facilitated the entry of various Japanese non-bank financial institutions, non-financial companies as well as foreign financial institutions into the Japanese domestic market. For example, Orix Corporation, a non-bank financial institution, and the Seven & i Holdings group and Sony Corporation, which were both non-financial companies, began to offer various banking services, often through non-traditional distribution channels. Citigroup Inc. conducts its banking business in Japan through a locally incorporated banking subsidiary.

In addition, as foreign exchange controls have been generally eliminated, customers can now have direct access to foreign financial institutions, with which we must also compete.

In recent years, the Japanese government has identified several governmental financial institutions as candidates to privatize. In particular, the privatization of Japan Post Group companies could substantially increase competition within the financial services industry as Japan Post Bank Co., Ltd. is the world’s largest holder of deposits. Since December 2009, however, the Japanese government’s privatization plan for the Japan Post Group companies has been suspended. See “—The Japanese Financial System—Government Financial Institutions.”

In the retail banking sector, customers often seek a broad range of financial products and services, such as investment trusts and insurance products. Recently, competition has increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner, such as internet banking services, and to create sophisticated new products in response to customer demand.

The trust assets business is a growth area that is becoming increasingly competitive because of regulatory changes in the industry that have expanded the products and services that can be offered since the mid-2000s. In addition, there is growing corporate demand for changes in the trust regulatory environment, such as reforms of the pension system and related accounting regulations under Japanese GAAP. Competition may increase in the future as changes are made to respond to such corporate demand and regulatory barriers to entry are lowered.

Integration.    Since their formation in 2000 and 2001, the so-called Japanese “mega bank” groups, including us, the Mizuho Financial Group, and the Sumitomo Mitsui Financial Group have continued to expand their businesses and financial group capabilities. Heightened competition among the mega bank groups is currently expected in the securities sector as they have recently announced plans to expand, or have expanded, their respective securities businesses. In May 2010, we and Morgan Stanley created two securities joint venture companies in Japan, MUMSS and MSMS, by integrating the operations of MUS and Morgan Stanley Japan. In May 2009, Mizuho Securities Co., Ltd. acquired Shinko Securities Co., Ltd., and announced in March 2011 that the Mizuho Financial Group would consider integrating Mizuho Securities and Mizuho Investors Co., Ltd. In October 2009, the Sumitomo Mitsui Financial Group acquired the former Nikko Cordial Securities Inc. and other businesses from Citigroup Inc. In October 2009, The Sumitomo Trust and Banking Co., Ltd. acquired Nikko Asset Management Co., Ltd. from Citigroup Inc., and, in April 2011, Sumitomo Trust and Banking and Chuo Mitsui Trust Holdings Inc. established Sumitomo Mitsui Trust Holdings, Inc. to integrate their businesses. As a result, competition is expected to intensify in the asset management and trust assets businesses. For a discussion of the two securities joint venture companies created by us and Morgan Stanley, see “—Business Overview—Global Strategic Alliance with Morgan Stanley.”

The mega bank groups are also expected to face heightened competition with other financial groups. For example, the Nomura Group acquired Lehman Brothers Holdings Inc.’s franchise in the Asia-Pacific region and investment banking businesses in Europe and the Middle East in October 2008.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the Financial Services Agency of Japan available as of June 29, 2011:

•	ordinary banks (128 ordinary banks and 57 foreign commercial banks with ordinary banking operations); and

•	trust banks (18 trust banks, including four Japanese subsidiaries of foreign financial institutions).

Ordinary banks in turn are classified as city banks, of which there are five, including BTMU, and regional banks, of which there are 105 and other banks, of which there are 18. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

The city banks are generally considered to constitute the largest and most influential group of banks in Japan. Generally, these banks are based in large cities, such as Tokyo, Osaka and Nagoya, and operate nationally through networks of branch offices. City banks have traditionally emphasized their business with large corporate clients, including the major industrial companies in Japan. However, many of these banks, including BTMU, in recent years have increased their emphasis on other markets, such as small and medium-sized companies and retail banking.

With some exceptions, the regional banks tend to be much smaller in terms of total assets than the city banks. Each of the regional banks is based in one of the Japanese prefectures and extends its operations into neighboring prefectures. Their clients are mostly regional enterprises and local public utilities. The regional banks also lend to large corporations. In line with the recent trend among financial institutions toward mergers or business tie-ups, various regional banks have announced or are currently negotiating or pursuing integration transactions.

Trust banks, including MUTB, provide various trust services relating to money trusts, pension trusts and investment trusts and offer other services relating to real estate, stock transfer agency and testamentary services as well as banking services.

In recent years, almost all of the city banks have consolidated with other city banks and in some cases, with trust banks. Integration among these banks was achieved, in most cases, through the use of a bank holding company.

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

Among them are the following:

•

The Development Bank of Japan, which was established for the purpose of contributing to the economic development of Japan by extending long-term loans, mainly to primary and secondary sector industries, and which was reorganized as a joint stock company in October 2008 as part of its ongoing privatization process, the target completion date for which has been postponed until some time between April 2020 and March 2022;

•

Japan Finance Corporation, which was formed in October 2008, through the merger of the International Financial Operations of the former Japan Bank for International Cooperation, National Life Finance Corporation, Agriculture, Forestry and Fisheries Finance Corporation, and Japan Finance Corporation for Small and Medium Enterprise, the primary purposes of which are to supplement and encourage the private financing of exports, imports, overseas investments and overseas economic cooperation, and to supplement private financing to the general public, small and medium enterprises and those engaged in agriculture, forestry and fishery (with Japan Bank for International Cooperation expected to be split from Japan Finance Corporation and become a separate government-owned entity in April 2012);

•

Japan Housing Finance Agency, which was originally established in June 1950 as the Government Housing Loan Corporation for the purpose of providing housing loans to the general public, was reorganized as an incorporated administrative agency and became specialized in securitization of housing loans in April 2007; and

•

The Japan Post Group companies, a group of joint stock companies including Japan Post Bank, which were formed in October 2007 as part of the Japanese government’s privatization plan for the former Japan Post, a government-run public services corporation, which had been the Postal Service Agency until March 2003. Since December 2009, the Japanese government’s privatization plan for the Japan Post Group companies has been suspended.

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

The Banking Law.    Among the various laws that regulate financial institutions, the Banking Law and its subordinated orders and ordinances are regarded as the fundamental law for ordinary banks and other private financial institutions. The Banking Law addresses capital adequacy, inspections and reporting to banks and bank holding companies, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions for them. As a result of the amendment to the Banking Law and the Financial Instruments and Exchange Law, effective as of June 2009, firewall regulations that separate bank holding companies or banks from affiliated securities companies have become less stringent. On the other hand, bank holding companies, banks and other financial institutions are required to establish an appropriate system to better cope with conflicts of interest that may arise from their business operations.

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

Capital adequacy.    The capital adequacy guidelines adopted by the FSA that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach introduced by the Basel Committee on Banking Supervision of the Bank for International Settlements, or BIS. Since March 2007, Japanese banks have been subject to standards reflecting the Basel Committee standards called “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” or Basel II.

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

The capital adequacy guidelines are in accordance with the Basel II standards for a target minimum standard ratio of capital to modified risk-weighted assets of 8.0% on both consolidated and non-consolidated bases for banks with international operations, including BTMU and MUTB, or on a consolidated basis for bank holding companies with international operations, such as MUFG. Modified risk-weighted assets is the sum of risk-weighted assets compiled for credit risk purposes, market risk equivalent amount divided by 8% and operational risk equivalent amount divided by 8%.

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

In regards to the proposals, the Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III”, in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. The agreement on Basel III includes the following:

•	raising the quality of capital to ensure banks are able to better absorb losses on both a going concern and a gone concern basis;

•

increasing the risk coverage of the capital framework, in particular for trading activities, securitizations, exposures to off-balance sheet vehicles and counterparty credit exposures arising from derivatives;

•

raising the level of minimum capital requirements, including an increase in the minimum common equity requirement from 2% to 4.5%, which is planned to be phased in between January 1, 2013 and January 1, 2015, and a capital conservation buffer of 2.5%, which is planned to be phased in between January 1, 2016 and year end 2018, bringing the total common equity requirement to 7%;

•	introducing an internationally harmonized leverage ratio to serve as a backstop to the risk-based capital measure and to contain the build-up of excessive leverage in the system;

•

raising standards for the supervisory review process (Pillar 2) and public disclosures (Pillar 3), together with additional guidance in the areas of sound valuation practices, stress testing, liquidity risk management, corporate governance and compensation;

•	introducing minimum global liquidity standards consisting of both a short term liquidity coverage ratio and a longer term, structural net stable funding ratio; and

•

promoting the build up of capital buffers that can be drawn down in periods of stress, including both a capital conservation buffer and a countercyclical buffer to protect the banking sector from periods of excess credit growth.

In January 2011, the Basel Committee issued its final “minimum requirements to ensure loss absorbency at the point of non-viability.” The requirements are designed to ensure that all classes of capital instruments fully absorb losses at the point of non-viability before taxpayers are exposed to loss, and require, among other things, that all non-common Tier I and Tier II instruments, such as non-cumulative perpetual preferred stock and subordinated debt, issued by an internationally active bank, be either written-off or converted into common equity upon the occurrence of certain trigger events. Instruments issued on or after January 1, 2013, must meet the new requirements to be included in regulatory capital. Instruments issued prior to January 1, 2013, that do not meet the requirements, but that meet all of the entry criteria for additional Tier I or Tier II capital, will be considered as instruments that no longer qualify as additional Tier I or Tier II capital and will be phased out from January 1, 2013 in accordance with the above Basel III framework.

In July 2011, the Basel Committee on Banking Supervision proposed additional loss absorbency requirements to supplement the common equity Tier I capital requirement ranging from 1% to 2.5% for global systemically important banks, depending on the bank’s systemic importance. The additional loss absorbency requirements are expected to be phased in between January 1, 2016 and December 31, 2018, and will become fully effective on January 1, 2019.

Based on the Basel III framework, the Japanese capital ratio framework, which is currently based on Basel II, is likely to be revised to implement the more stringent requirements. Likewise, local banking regulators outside of Japan such as those in the United States are likely to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries. The new risk-weighted asset structure expected to be proposed under Basel III may also encourage us to modify our business model to focus more on flow-based client market businesses, such as transactional banking and asset management. We will continue to assess the potential impact of Basel III and other regulatory standards related thereto.

Inspection and reporting.    By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the FSA monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The FSA implemented the Financial Inspection Rating System, or FIRST, for deposit-taking financial institutions which has become applicable to major banks since April 1, 2007. By providing inspection results in the form of graded evaluations (i.e., ratings), the FSA expects this rating system to motivate financial institutions to voluntarily improve their management and operations. Additionally, the FSA currently takes the “better regulation” approach in its financial regulation and supervision. This consists of four pillars: (1) optimal combination of rules-based and principles-based supervisory approaches; (2) timely recognition of priority issues and effective response; (3) encouraging voluntary efforts by financial firms and placing greater emphasis on providing them with incentives; and (4) improving the transparency and predictability of regulatory actions, in pursuit of improvement of the quality of financial regulation and supervision.

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

In addition, the Securities and Exchange Surveillance Commission of Japan inspects banks in connection with their securities business as well as financial instruments business operators, such as securities firms.

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

Banks are also prohibited from holding shares in other companies exceeding their Tier I capital.

Financial Instruments and Exchange Law.    The Financial Instruments and Exchange Law not only preserves the basic concepts of the former Securities and Exchange Law, but is also intended to provide additional protection for investors. The law also regulates sales of a wide range of financial instruments and services, requiring financial institutions to improve their sales rules and strengthen compliance frameworks and procedures. Among the instruments that the Japanese banks deal in, derivatives, foreign currency-denominated deposits, and variable insurance and annuity products are subject to regulations covered by the sales-related rules of conduct under the law.

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

Anti-money laundering laws.    Under the Law for Prevention of Transfer of Criminal Proceeds, banks and other financial institutions are required to report to the responsible ministers—in the case of banks, the Commissioner of the FSA—any assets which they receive while conducting their businesses that are suspected of being illicit profits from criminal activities.

Law concerning trust business conducted by financial institutions.    Under the Trust Business Law, joint stock companies that are licensed by the Prime Minister as trust companies, including non-financial companies, are allowed to conduct trust business. In addition, under the Law Concerning Concurrent Operation for Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business. The Trust Business Law provides for a separate type of registration for trustees who conduct only administration type trust business. The Trust Business Law also provides for various duties imposed on the trustee in accordance with and in addition to the Trust Law.

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

Under the Deposit Insurance Law, the maximum amount of protection is ¥10 million per customer within one bank. All deposits are subject to the ¥10 million maximum, except for non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions (the “settlement accounts”). Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2011, the Deposit Insurance Corporation charges insurance premiums equal to 0.107% on the deposits in the settlement accounts, which are fully protected as mentioned above, and premiums equal to 0.082% on the deposits in other accounts.

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

Further, against the background of the global financial crisis, in December 2008 the Law Concerning Special Measures for Strengthening of Financial Function was amended in order to enable the Japanese government to take special measures in order to strengthen the capital of financial institutions. Under the law, banks and other financial institutions may apply to receive capital injections from the Deposit Insurance Corporation, subject to government approval, which will be granted subject to the fulfillment of certain requirements, including, among other things, the improvement of profitability and efficiency, facilitation of financing to small and medium-sized business enterprises in the local communities, and that the financial institution is not insolvent. The application deadline is March 31, 2012.

Law Concerning the Temporary Measures for the Facilitation of Finance to Small and Medium-sized Firms and Others.    In December 2009, the Law Concerning the Temporary Measures for the Facilitation of Finance to Small and Medium-sized Firms and Others became effective, requiring financial institutions, among other things, to make an effort to reduce their customers’ burden of loan payment by employing methods such as modifying the term of loans at the request of eligible borrowers, including small and medium-sized firms and individual home loan borrowers. The new legislation also requires financial institutions to internally establish a system to implement the requirements of the legislation and periodically make public disclosure of and report to the relevant authority on the status of implementation. The legislation has been extended to March 31, 2012.

Personal Information Protection Law.    With regards to protection of personal information, the Personal Information Protection Law requires, among other things, Japanese banking institutions to limit the use of personal information to the stated purpose and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the law, the FSA may advise or order the bank to take proper action. In addition, the Banking Law and the Financial Instruments and Exchange Law provide certain provisions with respect to appropriate handling of customer information.

Law Concerning Protection of Depositors from Illegal Withdrawals Made by Counterfeit or Stolen Cards.    This law requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using counterfeit or stolen bank cards. The law also requires financial institutions to compensate depositors for any amount illegally withdrawn using counterfeit bank cards, unless the financial institution can verify that it acted in good faith without negligence, and there is gross negligence on the part of the relevant account holder.

Government Reforms to Restrict Maximum Interest Rates on Consumer Lending Business.    In December 2006, the Diet passed legislation to reform the regulations relating to the consumer lending business, including amendments to the Law Concerning Acceptance of Investment, Cash Deposit and Interest Rate, etc., which, effective June 18, 2010, reduced the maximum permissible interest rate from 29.2% per annum to 20% per annum. The regulatory reforms also included amendments to the Law Concerning Lending Business which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Law (between 15% per annum to 20% per annum depending on the amount of principal). Prior to June 18, 2010, gray-zone interests were permitted under certain conditions set forth in the Law Concerning Lending Business. As a result of the regulatory reforms, all interest rates are now subject to the lower limits imposed by the Interest Rate Restriction Law, compelling lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers. Furthermore, the new regulations, which became effective on June 18, 2010, require, among other things, consumer finance companies to review the repayment capability of borrowers before lending, thereby limiting the amount of borrowing available to individual borrowers.

In addition, as a result of decisions made by the Supreme Court of Japan prior to June 18, 2010, imposing stringent requirements for charging such gray-zone interest rates, consumer finance companies have experienced a significant increase in borrowers’ claims for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law. We continue to carefully monitor future developments and trends of the claims. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”

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

US branches and agencies of subsidiary Japanese banks.    Under the authority of the IBA, our banking subsidiaries, BTMU and MUTB, operate six branches, two agencies and five representative offices in the United States. BTMU operates branches in Los Angeles and San Francisco, California; Chicago, Illinois; New York, New York; and Seattle, Washington; agencies in Atlanta, Georgia and Houston, Texas; and representative offices in Washington, D.C; Minneapolis, Minnesota; Dallas, Texas; Jersey City, New Jersey; and Florence, Kentucky. MUTB operates a branch in New York, New York.

The IBA provides, among other things, that the Federal Reserve Board may examine US branches and agencies of foreign banks, and each branch and agency shall be subject to on-site examination by the appropriate federal or state bank supervisor as frequently as would a US bank. The IBA also provides that if the Federal Reserve Board determines that a foreign bank is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in its home country, or if there is reasonable cause to believe that the foreign bank or its affiliate has committed a violation of law or engaged in an unsafe or unsound banking practice in the United States, the Federal Reserve Board may order the foreign bank to terminate activities conducted at a branch or agency in the United States.

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

Foreign Corrupt Practices Act.    In recent years, US regulatory and enforcement agencies including the US Securities and Exchange Commission and the US Department of Justice have significantly increased their enforcement efforts of the Foreign Corrupt Practices Act, or the FCPA. The FCPA prohibits US securities issuers, US domestic entities, and parties doing substantial business within the United States (including their shareholders, directors, agents, officers, and employees) from making improper payments to non-US government officials in order to obtain or retain business. The FCPA also requires US securities issuers to keep their books and records in detail, accurately, and in such a way that they fairly reflect all transactions and dispositions of assets. Those enforcement efforts have targeted a wide range of US and foreign-based entities and have been based on a broad variety of alleged fact patterns, and in a number of cases have resulted in the imposition of substantial criminal and civil penalties or in agreed payments in settlement of alleged violations. Failure of a financial institution doing business in the United States to maintain adequate policies, procedures, internal controls, and books and records on a global basis that address compliance with FCPA requirements could in some cases have serious legal and reputational consequences for the institution, including the incurring of expenses to enhance the relevant programs and the imposition of fines and other monetary penalties.

Regulatory Reform Legislation.    In response to the global financial crisis and the perception that lax supervision of the financial industry in the United States may have been a contributing cause, new legislation designed to reform the system for supervision and regulation of financial firms doing business in the United States called the “Dodd-Frank Wall Street Reform and Consumer Protection Act,” or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act is complex and extensive in its coverage and contains a wide range of provisions that would affect financial institutions operating in the United States, including our US operations. Included among these provisions, among other things, are sweeping reforms designed to reduce systemic risk presented by very large financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the government with the tools needed to manage a financial crisis. Many aspects of the legislation require subsequent regulatory action by supervisory agencies for full implementation and to date a number of proposals for regulatory rule-making have been issued by those supervisory agencies that, if finally adopted, would have an impact on our operations. Since those rules are, for the most part, not yet adopted in final form, at this time we are unable to assess with certainty the potential impact of the Dodd-Frank Act on our operations. Certain aspects of the Dodd-Frank Act may not have a material impact on our operations. For example, those provisions of the Dodd-Frank Act which are commonly referred to as the “Volcker Rule” would require that we cease conducting proprietary trading activities (i.e., trading in securities and financial instruments for our own account) except for such trading activities that are conducted solely outside of the United States. Most of our proprietary trading activities are generally executed in Japan, and, therefore, we have only a limited number of proprietary trading activities in the US subsidiaries. Accordingly, assuming that there will be no significant increase in revenues attributable to proprietary trading activities in proportion to our total revenues at the time of implementation of the Volcker Rule, the loss of a portion of our proprietary trading revenues due to the implementation of the rule would not be material to our operations. However, based on the current status of the pending proposals, it is likely that certain other aspects of the Dodd-Frank Act could have a material impact on the structure and activities of, and prudential standards applicable to, our operations. We continue to carefully monitor future developments and trends of the Volcker Rule.

Foreign Account Tax Compliance Act.    On March 28, 2010, the Foreign Account Tax Compliance Act, or the FATCA, was enacted into law. The FATCA is designed to curb offshore tax abuses by US persons by imposing a 30% withholding tax on certain non-US entities that refuse to disclose the identities of those US persons to the US government. The US Department of the Treasury, or the US Treasury, acting through the Internal Revenue Service, is responsible for issuing implementing regulations. Although the US Treasury has issued some preliminary guidance for implementation, final comprehensive rules and regulations governing implementation of the FATCA have not yet been proposed. The FATCA is likely to require non-US financial institutions to develop extensive systems capabilities and internal processes to identify and report US persons who are subject to FATCA requirements. The FATCA will also require US and non-US financial institutions that make US withholdable payments to non-US entities to identify and make withholdings from those payments if those non-US entities refuse to disclose the identities of US persons to the US government. Developing and implementing those capabilities and processes is likely to be a complex and costly process and failure to do so in an adequate manner may subject any such institution to serious legal and reputational consequences, including the impositions of fines and other monetary policies. The FATCA becomes effective on January 1, 2013, and at this time we are unable to assess with certainty the potential impact of the FATCA on our operations.

C.	Organizational Structure.

The following chart presents our corporate structure summary as of March 31, 2011:

Notes:
(1)	Consumer finance subsidiaries.
(2)	On April 1, 2011, MUFG transferred the shares it held in Mitsubishi UFJ Asset Management Co., Ltd. to MUTB and BTMU. As a result, from the same date, Mitsubishi UFJ Asset Management Co., Ltd. became a consolidated subsidiary of MUTB.

Set forth below is a list of our principal consolidated subsidiaries at March 31, 2011:

Name	Country of Incorporation	Proportion of Ownership Interest (%)	Proportion of Voting Interest(1) (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan	100.00%	100.00%
kabu.com Securities Co., Ltd.	Japan	56.07%	56.07%
Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.	Japan	50.98%	50.98%
MU Frontier Servicer Co., Ltd.	Japan	96.47%	96.47%
NBL Co., Ltd.	Japan	89.74%	89.74%
Mitsubishi UFJ Factors Limited	Japan	100.00%	100.00%
Mitsubishi UFJ Research and Consulting Ltd.	Japan	69.45%	69.45%
Mitsubishi UFJ Capital Co., Ltd	Japan	40.26%	40.26%
BOT Lease Co., Ltd.	Japan	22.57%	22.57%
Tokyo Credit Services, Ltd.	Japan	74.00%	74.00%
Tokyo Associates Finance Corp.	Japan	100.00%	100.00%
Mitsubishi UFJ Personal Financial Advisers Co., Ltd.	Japan	73.69%	73.69%
MU Business Engineering, Ltd.	Japan	100.00%	100.00%
Defined Contribution Plan Consulting of Japan Co., Ltd.	Japan	77.49%	77.49%
Mitsubishi UFJ Trust and Banking Corporation	Japan	100.00%	100.00%
The Master Trust Bank of Japan, Ltd.	Japan	46.50%	46.50%
MU Investments Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Real Estate Services Co., Ltd.	Japan	100.00%	100.00%
Ryoshin DC Card Company, Ltd.	Japan	75.20%	75.20%
Mitsubishi UFJ Securities Holdings Co., Ltd.	Japan	100.00%	100.00%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Japan	60.00%	60.00%
KOKUSAI Asset Management Co., Ltd.	Japan	66.76%	66.81%
MU Hands-on Capital Co., Ltd.	Japan	50.00%	50.00%
Mitsubishi UFJ NICOS Co., Ltd.	Japan	84.98%	84.98%
Mitsubishi UFJ Asset Management Co., Ltd.	Japan	100.00%	100.00%
UnionBanCal Corporation	USA	100.00%	100.00%
BTMU Capital Corporation	USA	100.00%	100.00%
BTMU Leasing & Finance, Inc.	USA	100.00%	100.00%
PT U Finance Indonesia	Indonesia	95.00%	95.00%
PT. BTMU-BRI Finance	Indonesia	55.00%	55.00%
BTMU Participation (Thailand) Co., Ltd.	Thailand	24.49%	24.49%
Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)	USA	100.00%	100.00%
Mitsubishi UFJ Trust International Limited	UK	100.00%	100.00%
Mitsubishi UFJ Baillie Gifford Asset Management Limited	UK	51.00%	51.00%
Mitsubishi UFJ Global Custody S.A.	Luxembourg	100.00%	100.00%
MU Trust Consulting (Shanghai) Co., Ltd.	Peoples’ Republic of China	100.00%	100.00%
Mitsubishi UFJ Securities (USA), Inc.	USA	100.00%	100.00%
Mitsubishi UFJ Securities International plc	UK	100.00%	100.00%
Mitsubishi UFJ Securities (HK) Holdings, Limited	Peoples’ Republic of China	100.00%	100.00%
Mitsubishi UFJ Securities (Singapore), Limited.	Singapore	100.00%	100.00%
Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.	Switzerland	100.00%	100.00%
BTMU Lease (Deutschland) GmbH	Germany	100.00%	100.00%

Note:
(1)	Includes shares held in trading accounts, custody accounts and others.

D.	Property, Plant and Equipment

Premises and equipment at March 31, 2010 and 2011 consisted of the following:

	At March 31,
	2010	2011
	(in millions)
Land	¥399,893	¥ 391,602
Buildings	680,085	694,384
Equipment and furniture	681,886	667,073
Leasehold improvements	235,807	225,407
Construction in progress	17,206	15,007

Total	2,014,877	1,993,473
Less accumulated depreciation	1,019,710	1,030,925

Premises and equipment—net	¥995,167	¥962,548

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan. At March 31, 2011, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.

The following table presents the book values of our material offices and other properties at March 31, 2011:

Book value
(in millions)
Owned land	¥391,602
Owned buildings.	222,422

The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.

During the fiscal year ended March 31, 2011, we invested approximately ¥98.3 billion, primarily for office renovations and relocation.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements and related notes included elsewhere in this Annual Report.

Introduction

We are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS (through Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., or Mitsubishi UFJ NICOS, and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individual and corporate customers.

Key Income and Expense Figures

The following are some key figures prepared in accordance with US GAAP relating to our business:

	Fiscal years ended March 31,
	2009	2010	2011
	(in billions)
Net interest income	¥2,296.4	¥1,984.1	¥1,880.3
Provision for credit losses	626.9	647.8	292.0
Non-interest income	175.1	2,453.9	1,709.4
Non-interest expense	3,608.8	2,508.1	2,460.5
Net income (loss) before attribution of noncontrolling interests	(1,504.3)	875.1	397.3
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(1,468.0)	859.8	461.8
Diluted earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	(137.84)	67.87	31.08
Total assets (at end of period)	193,499.4	200,084.4	202,861.3

Our revenues consist of net interest income and non-interest income.

Net interest income.    Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Our net interest income for the fiscal year ended March 31, 2011 decreased compared to that for the prior fiscal year mainly as a result of decreases in interest rates as well as decreases in our lending volume. The following table shows changes in our net interest income by changes in volume and by changes in rates for the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009 and the fiscal year ended March 31, 2011 compared to the fiscal year ended March 31, 2010:

	Fiscal year ended March 31, 2009 versus fiscal year ended March 31, 2010			Fiscal year ended March 31, 2010 versus fiscal year ended March 31, 2011
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Domestic	¥36,512	¥(138,086)	¥(101,574)	¥(41,926)	¥(56,372)	¥(98,298)
Foreign	(148,262)	(62,465)	(210,727)	34,637	(40,169)	(5,532)

Total	¥(111,750)	¥(200,551)	¥(312,301)	¥(7,289)	¥(96,541)	¥(103,830)

Note:
(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

The continuing low interest rate environment in Japan had a negative effect on our overall interest spread during the period. The following is a summary of the amount of interest-earning assets and interest-bearing liabilities average interest rates, the interest rate spread and non-interest-bearing liabilities for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009		2010		2011
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥121,686.4	1.70%	¥127,830.2	1.34%	¥130,922.3	1.16%
Foreign	51,556.3	3.53	47,635.1	2.20	49,450.7	2.08

Total	¥173,242.7	2.25%	¥175,465.3	1.57%	¥180,373.0	1.41%

Financed by:
Interest-bearing liabilities:
Domestic	¥124,716.0	0.58%	¥124,431.3	0.37%	¥126,908.2	0.29%
Foreign	31,368.9	2.80	33,725.1	0.93	34,436.4	0.87

Total	156,084.9	1.02	158,156.4	0.49	161,344.6	0.42
Non-interest-bearing liabilities	17,157.8	—	17,308.9	—	19,028.4	—

Total	¥173,242.7	0.92%	¥175,465.3	0.44%	¥180,373.0	0.37%

Interest rate spread		1.23%		1.08%		0.99%
Net interest income as a percentage of total interest-earning assets		1.33%		1.13%		1.04%

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

•

trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes, including assets relating to the following activities:

•

Trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•

Trading account assets relating to application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to application of certain accounting rules, such as assets that are subject to fair value option accounting treatment or investment securities held by variable interest entities that are classified as trading account securities;

Of the two categories, trading purpose activities represent a smaller portion of our trading accounts profits;

•	investment securities gains (losses)—net, which primarily include net gains (losses) on sales and impairment losses on securities available for sale;

•	equity in losses of equity method investees;

•	gains on sales of loans; and

•	other non-interest income.

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009	2010	2011
	(in billions)
Fees and commissions income	¥1,188.5	¥1,139.5	¥1,128.4
Foreign exchange gains (losses)—net	(206.2)	216.7	260.7
Trading account profits (losses)—net	(257.8)	761.5	133.9
Investment securities gains (losses)—net	(658.7)	223.0	121.8
Equity in losses of equity method investees	(60.1)	(104.0)	(90.6)
Gains on sales of loans	6.4	21.2	14.5
Other non-interest income	163.0	196.0	140.7

Total non-interest income	¥175.1	¥2,453.9	¥1,709.4

Core Business Areas

During the fiscal year ended March 31, 2011, we operated our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. These three businesses serve as the core sources of our revenue. For the fiscal year ended March 31, 2011, operations that were not covered under the integrated business group system were classified under Global Markets and Other. For further information, see “Business Segment Analysis.”

Our business segment information is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practice and is not consistent with our consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with US GAAP. For information on reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the consolidated statements of income, see Note 27 to our consolidated financial statements included elsewhere in this Annual Report. The following table sets forth the relative contributions to operating profit for the fiscal year ended March 31, 2011 of the three core business areas and the other business areas based on our business segment information:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Net revenue	¥1,347.5	¥893.6	¥347.1	¥267.2	¥614.3	¥1,507.9	¥157.0	¥556.2	¥(37.2)	¥3,531.4
Operating expenses	945.0	460.1	202.7	174.9	377.6	837.7	97.2	105.1	152.0	2,137.0

Operating profit (loss)	¥402.5	¥433.5	¥144.4	¥92.3	¥236.7	¥670.2	¥59.8	¥451.1	¥(189.2)	¥1,394.4

In July 2011, we added the Integrated Global Business Group as a fourth area by shifting some of our global operations mainly from the Integrated Corporate Banking Business Group. This change in our business segment was implemented to more effectively coordinate and enhance our group-wide efforts to strengthen and expand overseas operations.

Summary of Our Recent Financial Results and Financial Condition

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥461.8 billion for the fiscal year ended March 31, 2011, compared to net income attributable to Mitsubishi UFJ Financial Group of ¥859.8 billion for the fiscal year ended March 31, 2010. Our diluted earnings per share of common stock (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the fiscal year ended March 31, 2011 was ¥31.08, compared to diluted earnings per share of common stock of ¥67.87 for the fiscal year ended March 31, 2010. Income before income tax expense for the fiscal year ended March 31, 2011 was ¥837.2 billion, compared to income before income tax expense of ¥1,282.1 billion for the fiscal year ended March 31, 2010.

Our business and results of operations as well as our assets are heavily influenced by economic conditions particularly in Japan. In the first half of fiscal year ended March 31, 2011, there were signs of recovery in the Japanese economy, compared to the negative trends that continued throughout the previous fiscal year, backed by growth in exports due to strong demand in Asian countries and due to government stimulus package to boost the economy. However, the Japanese economy began to weaken in the second half of the fiscal year ended March 31, 2011 when many elements of the government stimulus package ended and the Japanese yen continued to appreciate against major foreign currencies, which in turn weakened the competitive strength of Japanese exports. The slowdown in the Japanese economy furthered in March 2011 when the Great East Japan Earthquake hit the northeastern region of Japan, which caused a drastic decrease in production volume, and negatively impacted export levels and private consumption trends. See “—Introduction—Business Environment.”

For the fiscal year ended March 31, 2011, domestic revenue, which consists of interest income and non-interest income, was ¥2,969.0 billion, while total foreign revenue was ¥1,291.4 billion, with the United States contributing ¥446.5 billion, Asia and Oceania (excluding Japan) contributing ¥470.9 billion and Europe contributing ¥238.7 billion. As a percentage of total revenue, for the three fiscal years ended March 31, 2011, domestic revenue declined to 69.7% for the fiscal year ended March 31, 2011.

For the fiscal year ended March 31, 2011, domestic net loss attributable to Mitsubishi UFJ Financial Group was ¥103.0 billion, while the corresponding total foreign net income was ¥564.8 billion. In particular, Asia and Oceania (excluding Japan) contributed ¥193.4 billion to our net income, more than half of which was derived from net interest income from China, whereas the United States and Europe contributed ¥171.8 billion and ¥90.0 billion, respectively, reflecting trading gains and net interest income. In light of these trends, we plan to seek growth opportunities particularly in Asia and the United States.

More specifically, our net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2011 mainly reflected the following:

•

Net interest income was ¥1,880.3 billion, a decrease of ¥103.8 billion from ¥1,984.1 billion for the previous fiscal year mainly due to the lower interest rate environment in Japan, which negatively affected our interest spread;

•

Provision for credit losses was ¥292.0 billion, a decrease of ¥355.8 billion from ¥647.8 billion for the previous fiscal year, reflecting the decrease in provision for credit losses in both domestic and foreign loan portfolio. While the decrease in domestic portfolio was mainly due to the absence of a large amount of provisions for a few borrowers with large exposure observed in previous year, decrease in foreign portfolio was mainly attributable to decrease in Union Bank and other overseas offices as a result of the slight recovery in the world economy, particularly in the United States;

•

Fees and commissions income was ¥1,128.4 billion, a decrease of ¥11.1 billion from ¥1,139.5 billion for the previous fiscal year primarily due to a general decrease in the volume of businesses generating other fees and commissions, trust fees and guarantee fees. The decrease in fees and commissions income was partially offset by an increase of ¥9.2 billion in fees and commissions on credit card business from member stores as the use of credit cards increased and an increase of ¥9.1 billion in fees on securities businesses as the trading volume of securities recovered from the previous year;

•

Net foreign exchange gains were ¥260.7 billion, compared to net foreign exchange gains of ¥216.7 billion for the previous fiscal year, mainly due to an improvement in gains other than derivative contracts such as gains in foreign currency exchange, partially offset by the losses associated with the appreciation of Japanese yen against the US dollar and other currencies;

•

Net trading account profits were ¥133.9 billion, compared to net trading account profits of ¥761.5 billion for the previous fiscal year, largely due to a decrease of evaluation of securities because of the decline of stock prices and an increase in interest rates in foreign markets at the end of March 2011. On the other hand, net losses on interest rate and other derivative contracts were ¥3.1 billion, compared to ¥88.5 billion in the previous fiscal year, mainly due to an increase in gains on equity contracts and credit derivatives, which were partially offset by a decrease in gains (losses) on interest rate contracts; and

•

Net investment securities gains were ¥121.8 billion, compared to net gains of ¥223.0 billion for the previous fiscal year, mainly reflecting losses on sales of marketable equity securities because of the decline of the stock markets in Japan, partially offset by increasing profit of sales on securities available for sale as conditions in the debt securities market improved.

Our total loans outstanding at March 31, 2011 were ¥87.50 trillion, a decrease of ¥4.69 trillion from ¥92.19 trillion at March 31, 2010. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance at March 31, 2011 consisted of ¥67.55 trillion of domestic loans and ¥20.05 trillion of foreign loans. Due to a general decrease in the demand for loans, domestic loans decreased ¥4.47 trillion and foreign loans decreased ¥0.22 trillion between March 31, 2010 and March 31, 2011. The total allowance for credit losses at March 31, 2011 was ¥1,240.5 billion, a decrease of ¥75.1 billion from ¥1,315.6 billion at March 31, 2010 as a result of a decrease in the amount of formula allowance.

Total investment securities increased ¥4.11 trillion to ¥59.16 trillion at March 31, 2011 from ¥55.05 trillion at March 31, 2010, primarily due to an increase of ¥5.29 trillion in Japanese national government bonds and Japanese government agency bonds, partially offset by a ¥0.79 trillion decrease in marketable equity securities, a ¥0.34 trillion decrease in corporate bonds and a ¥0.36 trillion decrease in foreign government and official institutions bonds. Our investments in Japanese national government and government agency bonds increased as part of our asset and liability management policy with respect to investing the amount of yen-denominated deposited funds exceeding our net loans. As a result, our holdings of Japanese national and government and Japanese government agency bonds as a percentage of our assets increased to relatively high levels as of March 31, 2011, accounting for 22.0% of our total assets. Regarding marketable equity securities, the decline in overall stock prices of Japanese equity securities resulted in a decrease in our marketable equity securities by ¥0.8 trillion between March 31, 2010 and March 31, 2011.

Our financial results for the fiscal year ending March 31, 2012, as well as our financial condition at the end of that period, will be heavily dependent on how our borrowers and the Japanese economy respond to the effects of the Great East Japan Earthquake that struck the northeastern region of Japan in March 2011. The operations of many Japanese companies and individuals have been adversely affected by the earthquake and the electricity power supply shortages following the accidents at the Fukushima Daiichi Nuclear Power Plant. As a result, the credit quality of some of our borrowers may deteriorate further than we currently expect, which could affect our credit costs and loan portfolio. In addition, the value of our portfolio of Japanese equity securities as well as Japanese government bonds will be affected by how the Japanese economy reacts after the earthquake and what governmental policies may be adopted for compensation, reconstruction and recovery. See “Item 3.D. Key Information—Risk Factors—Because a large portion of our assets are located in Japan and our business operations are conducted primarily in Japan, we may incur further losses if economic conditions in Japan worsen.” and “—Business Environment” below.

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

Economic Environment in Japan

The Japanese economy showed signs of recovery in the first half of the fiscal year ended March 31, 2011 with increasing exports, especially to other parts of Asia, and as governmental economic stimulus measures continued to produce positive effects. Japan’s real GDP grew at an annualized 3.8% quarter on quarter for the July-September 2010 period, marking the fourth straight quarter of positive growth, with exports, private consumptions and private business investments showing 6.6%, 3.3% and 4.4% of annualized quarter on quarter growth, respectively. However, the Japanese economy began to weaken in the second half of the fiscal year ended March 31, 2011 after the government ended many aspects of its economic stimulus package and as the Japanese yen continued to appreciate against major foreign currencies thereby weakening the competitive strength of Japanese exports. Private consumption and exports decreased annualized 3.9% and 3.3%, respectively, quarter on quarter for the October-December 2010 period, leading to a decline in annualized real GDP growth rate to a negative 3.0% quarter on quarter in the same period. The slowdown in the Japanese economy furthered when the Great East Japan Earthquake hit the Tohoku region in Japan in March 2011. The earthquake and the subsequent accidents at the Fukushima Daiichi Nuclear Power Plant have affected the Japanese economy on a nationwide basis, negatively impacting private consumption levels, export volume and corporate production levels. Annualized GDP growth rate for the January-March 2011 period dropped 3.7% quarter on quarter, reflecting the weakness in the Japanese economy that continued from the previous quarter as well as the impact of the earthquake that occurred in early March 2011.

Selected indicators for the Japanese economy are discussed below:

•

Corporate Production: Industrial production plunged by 15.5% in March 2011 following the earthquake especially led by the huge drop in transportation machinery (such as automobiles) by approximately 50%. Although manufacturing production recovered slightly in subsequent months (April +1.6% and May +5.7% according to the Ministry of Economy, Trade and Industry), the supply chain and networks for plants and other supplies may not be fully restored, and production levels for transportation machinery remain below pre-earthquake levels as of May 2011. Electricity supply shortages, which are expected to continue throughout the summer of 2011, may also adversely impact the recovery of corporate production.

•

Exports: Although nominal exports rose by 14.8% year on year in early March 2011, exports experienced a significant decrease starting mid- to late March 2011 dropping by 5.9% and 13.3% year on year, respectively. Export levels declined due to supply capacity issues caused by both physical damage of facilities as well as the domestic supply chain in Japan becoming disfunctional after the earthquake.

•

Employment Conditions: The employment situation, which had been improving gradually until early March 2011, deteriorated significantly following the earthquake with new job openings dropped by 7.1% month over month in March 2011 and unemployment rate slightly increased by 0.2 percentage points to 4.8% month over month in March 2011. The deteriorating employment situation mainly reflects the adjustments in employment being implemented in the private industry sectors that were affected by the downturn in the economy.

•

Private Consumption: Real private consumption decreased by an annualized rate of 2.2% in the January-March 2011 period mainly due to a decline in the consumption of durable goods, such as automobiles. Services spending also dropped notably after the earthquake as consumers have been voluntarily withdrawing from participating in events and purchasing discretionary items.

The Bank of Japan has maintained a monetary easing policy during the fiscal year ended March 31, 2011 to stimulate the economy that has been persistently weak since the financial crisis. In October 2010, the Bank of Japan lowered its target interest rate to between 0% and 0.1% from 0.1% to support the economy and stimulate sustainable growth. Since the Great East Japan Earthquake, the Bank of Japan has focused on limiting the adverse effects on the economy. To date, the central bank’s main measures have been (1) to increase financial supply to the short-term financial markets through the central bank’s buying operations, (2) to increase funds for asset purchases to purchase risk assets, and (3) to supply capital to financial institutions located in areas affected by the earthquake. Further monetary easing may be possible as the Japanese government revises the second supplementary budget proposal for the fiscal year ending March 31, 2012. The proposal is expected to be submitted to the Diet during the summer of 2011, if the Japanese yen continues to appreciate against other currencies. Along with the monetary easing policy, the central bank has maintained a very low policy rate (uncollateralized overnight call rate) of 0.10% or lower in an effort to lift the economy.

Euro-yen 3-month TIBOR fell to approximately 0.33% as of July 1, 2011, the lowest level since 2006. Long-term interest rates have also remained at the historical low level, due to uncertainty in the global economy, weakness in stock prices and low expectations for a near-term rate hike in the United States, as the US government maintained a monetary easing policy until June 2011. The yield on newly-issued ten-year Japanese government bonds fell to around 1.1% as of early July 2011.

The following chart shows the interest rate trends in Japan since April 2009:

Regarding the Japanese stock market, the closing price of the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, decreased from ¥11,089.94 at March 31, 2010 to ¥8,824.06 at the end of August 2010, then moved upward to nearly ¥11,000 just before the earthquake hit the northeastern part of Japan, which led to precipitous drop in stock price to ¥8,605.15 on March 15, 2011, just four days after the earthquake. The downward trend in Japanese stock price in the first half of fiscal year ended March 31, 2011 and upward trend in the later half were generally consistent with those of global stocks. The downward trend in stock prices in the first half reflected the impact of the sovereign debt crisis in some of the European countries, the effect of the cessation of QE1 in the United States that resulted in money flowing from stocks to safer securities, and weak corporate activities and operating results in most of the developed countries. The stock price started to move upward then, reflecting gradual improvement in the global economy, lower possibility of further decline in base interest rates and improved investor sentiment.

The Japanese stock prices then suddenly dropped precipitously after the earthquake, especially due to the nuclear disaster at Fukushima Daiichi Nuclear Power Plant, all of which created negative sentiment among investors on Japanese economy outlook. The Nikkei Stock Average then gradually recovered to ¥9,755.10 at March 31, 2011, along with the gradual recovery in other global stock indices. The closing price of the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, also decreased from 978.81 at March 31, 2010 to 869.38 at March 31, 2011, the trend of which during the fiscal year ended March 31, 2011 was more or less the same with that of the Nikkei Stock Average.

Despite the Bank of Japan’s policy to increase monetary supply, investor sentiment in the Japanese stock market remains cautious due in part to uncertainty regarding the Japanese political leadership, the continuing strength of the Japanese yen, weak employment conditions, and the continuing uncertainties on how the earthquake and its after-effects, such as the electricity power shortages expected during the summer of 2011, will impact the Japanese economy going forward. As of July 15, 2011, the closing price of the Nikkei Stock Average was ¥9,974.47 and the TOPIX closed at 859.36. The following chart shows the daily closing price of the Nikkei Stock Average since April 2009:

The Japanese yen appreciated against other currencies throughout the fiscal year ended March 31, 2011. The Japanese yen appreciated from ¥93.04 to US$1 as of March 31, 2010 to ¥83.15 to US$1 as of March 31, 2011. The strong Japanese yen appears to reflect rising risk aversion among Japanese investors and the lower interest rates outside of Japan, which led to lower capital outflow from Japan. The Japanese yen has also appreciated against the Euro during the period, as a result of the sovereign debt crisis and the subsequent tightening of monetary policies in Europe. The Japanese yen stood at ¥117.57 to €1 as of March 31, 2011 as compared to ¥124.92 to €1 as of March 31, 2010. As of July 15, 2011, the Japanese yen was at ¥79.20 to US$1 and ¥111.76 to €1. The following chart shows the foreign exchange rates expressed in Japanese yen per US dollar since April 2009:

In calendar 2010, the average prices for both residential and commercial real estate experienced declines for the third consecutive year, although the pace of decline softened compared to the last year, reflecting the slight recovery in the Japanese economy. According to a survey conducted by the Japanese government, the average residential land price declined by 2.7% between January 1, 2010 and January 1, 2011. The average commercial land price declined by 3.8% during the same period. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land price declined by 1.8% between January 1, 2010 and January 1, 2011, while the average commercial land price declined by 2.5% during the same period. In the local regions other than the major metropolitan areas in Japan, the average residential and commercial land prices continued to decline for the seventh consecutive year with the rates of decline between January 1, 2010 and January 1, 2011, being 3.6% and 4.8%, respectively.

According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan from April 2010 to March 2011 was 11,496, a decrease by 10.6% from the previous fiscal year, reflecting a moderate recovery of the Japanese economy for the fiscal year ended March 31, 2011. More specifically, the decrease in the number of companies that filed for legal bankruptcy was mainly due to the positive effects of the Japanese government’s economic stimulus measures which supported widespread industries financially. The aggregate amount of liabilities subject to bankruptcy filings between April 2010 and March 2011 was approximately ¥4.56 trillion, decreased by 35.1% attributable to the absence of corporate reorganization filings by Japan Airlines group companies in January 2010 and a decrease in number of bankruptcies in large corporations.

International Financial Markets

With respect to the international financial and economic environment, the US economy continued to recover with the annualized real GDP growth rate averaging 2.9% in calendar 2010. According to the US Bureau of Labor Statistics, the unemployment rate decreased from its cyclical high at more than 10% in October 2009 to 9.2% in June 2011, remaining virtually unchanged since the beginning of calendar 2011. Reflecting the weak recovery of the US economy, inflationary pressure has been limited. Even with upward pressure on prices, core CPI (consumer inflation less food and energy) remained at historical low at the mid 1% range (annualized). As of June 2011, the core CPI on a year-on-year basis increased to 1.6%.

Although household disposable income has been increasing due to the effects of economic stimulus measures and tax reductions by the US government, consumer sentiment remains weak in part because of the high unemployment rates. In the corporate sector, production is increasing due to improved inventory cycles and increasing exports and capital investments.

In the European Union, or EU, signs of recovery from the global recession have been weaker with the average real GDP growth rate for calendar 2011 being 1.7%. There have been clear differences among the EU member states in the economic growth. In calendar 2010, the growth was primarily led by that of Germany with an annualized real GDP growth rate of 3.6% while countries with fiscal problems, such as Greece, Ireland and Portugal, have demonstrated very low or negative growth throughout the period. The following is a brief description of economies in the major state countries:

•

Germany—The German economy constitutes approximately 30% of the EU economy and previously reached its highest growth rate since the reunification of Germany. German exports and manufacturing orders that led the German economy have begun to fall since early 2011, as positive effects from the weaker euro in 2010 gradually faded away. Private consumption maintained positive growth of around 2% on an annualized basis, supported by a historical low unemployment rate of around 7% in April 2011.

•

Countries with debt problems—Expectations of Greek debt restructuring in the market led to a worsening of sovereign risks of peripheral EU member states, such as Portugal or Ireland. Furthermore, strict fiscal austerity limited recovery in Greece and Portugal.

The total inflation rate was 2.7% year on year in May 2011, reaching well above the ECB’s target level of price stability (below 2.0%) for six consecutive months due to higher global commodity prices. To prevent inflation, the ECB raised its refi-rate from 1.00% to 1.25% in April 2011 and from 1.25% to 1.50% in July 2011, clearly conveying a vigilant stance on inflation to the market.

Recent Developments

We continue to pursue global growth opportunities, and in this context, strengthened our strategic alliance with Morgan Stanley and expanded Union Bank’s business through acquisitions of community banks during the fiscal year ended March 31, 2011. We plan to continue to selectively review and consider growth opportunities that will enhance our global competitiveness. To better respond to the rapidly changing regulatory and competitive environment, we have also completed several transactions that affect the capital structure at the holding company level or at the subsidiary level. We will continue to monitor regulatory developments and pursue prudent transactions that will create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services.

Effects of the Great East Japan Earthquake

On March 11, 2011, the Tohoku region of Japan experienced a major earthquake and tsunami, which caused major property damage in the region. The Great East Japan Earthquake disrupted economic activity in the region and also indirectly affected Japan nationwide. Infrastructure and facilities in the region suffered damage, causing supply chain disruptions relating to parts and supplies manufactured in the region. The direct impact of the earthquake to us was primarily physical damage to our tangible assets, such as real estate properties and system infrastructure, and was limited only to the Tohoku region. Of the more than 600 branches that BTMU has in Japan, only six branches are located in the region directly impacted by the earthquake. Our real estate properties of those six branches did not suffer any serious damage, and all of them continued their operations through the end of normal business hours on the day of the earthquake and resumed their operations on the next business day of the earthquake.

The Great East Japan Earthquake also triggered accidents at the Fukushima Daiichi Nuclear Power Plant, causing radiation contamination in the surrounding areas. As a result, the Japanese government has relocated residents from certain designated areas. We do not have any branches or offices in the evacuation area established by the Japanese government due to the accidents at the Fukushima Daiichi Nuclear Power Plant. The accidents have also resulted in an electricity power supply shortage, which has negatively affected the output capacity of many Japanese companies.

The Great East Japan Earthquake has resulted in, and will likely further cause, indirect adverse effects on our financial results such as an increase in credit costs as the credit quality of some of our borrowers may deteriorate. Our loans outstanding to borrowers in the Tohoku region as of March 31, 2011 was proportionately small, constituting less than 1% of our total loans outstanding. Soon after the earthquake, BTMU and MUTB were ready to offer special loan products and programs designed to financially assist borrowers affected by the Great East Japan Earthquake.

In addition, the Great East Japan Earthquake has contributed to impairment losses on investment securities for the fiscal year ended March 31, 2011, though we are unable to quantify the loss directly caused by the earthquake separately from losses caused by other economic factors. At this time, we are uncertain of the potential impact of the earthquake for the fiscal year ending March 31, 2012, because the operating environment will be influenced by numerous factors, including, but not limited to, general Japanese economic condition, pace of the market recovery (if any) and governmental policies for compensation and reconstruction, specifically a scheme to financially support electric utilities that are subject to damage claims and the treatment of their major debt and equity holders under such scheme, including us.

Securities Joint Ventures with Morgan Stanley

As part of our strategic alliance with Morgan Stanley, in May 2010, Morgan Stanley and we integrated our respective Japanese securities companies by forming two securities joint ventures. We converted our wholesale and retail securities businesses in Japan conducted by MUS into MUMSS. Morgan Stanley contributed its Japanese investment banking operations conducted by its former wholly-owned subsidiary, Morgan Stanley Japan Securities Co., Ltd., or Morgan Stanley Japan, to MUMSS. Morgan Stanley Japan was renamed Morgan Stanley MUFG Securities, Co., Ltd., or MSMS. We hold a 60% economic interest in MUMSS and MSMS, and Morgan Stanley holds a 40% economic interest in MUMSS and MSMS. We hold a 60% voting interest and Morgan Stanley holds a 40% voting interest in MUMSS, and we hold a 49% voting interest and Morgan Stanley holds a 51% voting interest in MSMS. Morgan Stanley’s and our economic and voting interests in the securities joint venture companies are held through intermediate holding companies. We have retained control of MUMSS and account for it as a consolidated subsidiary. We account for our interest in MSMS under the equity method due to our significant influence over MSMS.

In April 2011, Mitsubishi UFJ Securities Holdings Co., Ltd. or MUSHD, announced its decision to subscribe to all the shares to be issued by MUMSS through a third-party allotment. MUSHD acquired the shares in the third party allotment to improve and strengthen the capital base and financial position of MUMSS following an approximately ¥80 billion loss recorded by MUMSS from its fixed-income position trading business. The loss related to this particular fixed income position trading was comprised of mark-to-market losses and the cost of withdrawing from the business, the majority of which reflected the cost of withdrawing from the business. As a result of recognizing the large loss, MUMSS scaled down the particular area of fixed income position trading that gave rise to the loss, and after the review of the exposure risk tests and limits, MUMSS is revising its risk exposure protocols to reduce the risk of comparable losses in the future. Subsequent to the acquisition of additional shares in MUMSS, we continue to hold a 60% economic and voting interest in MUMSS.

Conversion of Morgan Stanley Convertible Preferred Stock to Common Stock

Pursuant to an agreement we entered into with Morgan Stanley in April 2011, we converted all of the Morgan Stanley convertible preferred stock that we previously held into common stock on June 30, 2011. Under the terms of the transaction, we exchanged convertible preferred stock with a face value of approximately $7.8 billion and a 10% per annum dividend for approximately 385 million shares of Morgan Stanley common stock, including approximately 75 million additional Morgan Stanley common stock, resulting from the adjustment to the conversion rate pursuant to the agreement. As a result, we hold approximately 22.4% of voting rights in Morgan Stanley based on the number of shares of common stock of Morgan Stanley outstanding as of June 30, 2011. We have also appointed a second representative to Morgan Stanley’s board of directors. This conversion further strengthens the global strategic alliance between Morgan Stanley and us. Morgan Stanley is expected to be treated as an equity-method affiliate of MUFG in the future consolidated financial statements prepared by MUFG. The conversion may have an impact on our consolidated statement of operations, especially for the six months ending September 30, 2011, depending on factors including the fair value of our Morgan Stanley interest at the time of conversion as well as the market price of Morgan Stanley common stock at the end of the period.

Subscription to Mitsubishi UFJ NICOS Capital Increase through Allotment to Existing Shareholders

In February 2011, MUFG and The Norinchukin Bank announced that they decided to subscribe to additional shares issued by Mitsubishi UFJ NICOS Co., Ltd., through allotment to existing shareholders. The two shareholders subscribed for 653,594,771 shares at ¥153 per share for a total aggregate amount of approximately ¥100 billion. We subscribed to an amount consistent with our ownership interest in Mitsubishi UFJ NICOS. Mitsubishi UFJ NICOS issued the shares, and the shareholders agreed to subscribe to the shares, to ensure the sound implementation of Mitsubishi UFJ NICOS’s new medium-term business plan and to strengthen Mitsubishi UFJ NICOS’s financial position, which in turn is expected to strengthen our credit card business.

Acquisition and Cancellation of First Series of Class 3 Preferred Stock

In April 2010, we acquired and cancelled all of the outstanding shares of our First Series of Class 3 Preferred Stock at ¥2,500 per share for an aggregate purchase price of ¥250 billion. The preferred stock was reflected as part of our Tier I capital before acquisition and cancellation.

Redemption of Preferred Securities issued by an Overseas Special Purpose Company

In July 2011, we redeemed all of the outstanding shares of our preferred securities (non-dilutive preferred securities) issued by MUFG Capital Finance 3 Limited, an overseas special purpose company of MUFG, at ¥10 million per preferred security for an aggregate purchase price of ¥120 billion. The preferred security was reflected as part of our Tier I capital before redemption.

Agreement to Acquire The Royal Bank of Scotland Group’s Project Finance Related Assets

In December 2010, we entered into a sale and purchase agreement with The Royal Bank of Scotland Group plc, or RBS, to acquire from RBS approximately £3.3 billion of project finance related assets consisting of loans for natural resource, power and other infrastructure projects in Europe, the Middle-East and Africa, and related assets. In connection with this acquisition, we plan to acquire associated derivatives through one of our subsidiaries, Mitsubishi UFJ Securities International plc (London). The transaction contemplated by the agreement is subject to required regulatory approvals and third party consents and is expected to be completed by the fall of 2011.

Agreements with the FDIC to Acquire Assets and Assume Liabilities of Failing Community Banks

In April 2010, Union Bank, our indirect wholly owned subsidiary in the United States, entered into a Purchase and Assumption Agreement with the FDIC as a receiver of Frontier Bank of Everett, Washington to purchase certain assets and assume certain deposit and other liabilities of Frontier Bank. Of the approximately $3.2 billion in total assets acquired, Union Bank acquired approximately $2.9 billion in loans and other real estate owned which are covered under a loss share agreement with the FDIC. Union Bank also assumed approximately $2.5 billion in deposits and $372.0 million of borrowings and other liabilities.

Also in April 2010, Union Bank entered into a Purchase and Assumption Agreement with the FDIC as a receiver of Tamalpais Bank of San Rafael, California to purchase certain assets and assume certain deposits and other liabilities of Tamalpais Bank. Of the approximately $0.6 billion in total assets acquired, Union Bank acquired approximately $0.5 billion in loans and other real estate owned which are covered under a loss share agreement with the FDIC. Union Bank also assumed more than $0.4 billion in deposits.

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

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of probable losses in our loan portfolio. The evaluation process, including credit-ratings and self-assessments, involves a number of estimates and judgments. The allowance is based on two principles of accounting guidance: (1) the guidance on contingencies requires that losses be accrued when they are probable of occurring and can be estimated, and (2) the guidance on accounting by creditors for impairment of a loan requires that losses be accrued based on the difference between the loan balance, on the one hand, and the present value of expected future cash flows discounted at the loan’s original effective interest rate, the fair value of collateral or the loan’s observable market value, on the other hand.

Effective from the fiscal year ended March 31, 2011, we adopted new accounting guidance regarding disclosures about the credit quality of financing receivables and the allowance for credit losses. The new disclosure guidance defines a portfolio segment as the level at which an entity develops and documents a systematic methodology to determine the allowance for credit losses and a class of financing receivables as the level of disaggregation of portfolio segments based on the initial measurement attribute, risk characteristics and methods for assessing risk. We have divided our allowance for loan losses into portfolio segments—Commercial, Residential, Card and UNBC. We further divide the Commercial segment into classes. The classes within the Commercial segment are domestic, foreign, and loans acquired with deteriorated credit quality. Within the domestic, we further disaggregate into the industry type based on our monitoring and assessing credit risks. Under this new disclosure guidance, the allowance is presented by portfolio segment. The adoption of this new disclosure guidance did not affect overall methodologies or policies used to establish our allowance for credit losses during the fiscal year ended March 31, 2011.

For the Commercial and UNBC segments, our allowance for credit losses primarily consists of an allocated allowance. The allocated allowance comprises (a) the allowance for individual loans specifically identified for evaluation, (b) the allowance for large groups of smaller-balance homogeneous loans, and (c) the formula allowance. The allocated allowance within the Commercial segment also includes the allowance for country risk exposure. Both the allowance for country risk exposure and the formula allowance are provided for performing loans that are not subject to either the allowance for individual loans specifically identified for evaluation or the allowance for large groups of smaller-balance homogeneous loans. The allowance for country risk exposure within the Commercial segment covers transfer risk which is not specifically covered by other types of allowance. Each of these components is determined based upon estimates that can and do change when actual events occur.

The allowance for credit losses within the UNBC segment also includes the unallocated allowance which captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in the allocated allowance.

For the Residential and Card segments, the loans are smaller-balance homogeneous loans and pooled by the risk ratings based on the number of delinquencies. We principally determine the allowance for credit losses based on the probability of insolvency by the number of actual delinquencies and historical loss experience.

For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are credit classification and the related borrower categorization process. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of the allowance, we evaluate the probable loss by category of loan based on its type and characteristics.

Our actual losses could be more or less than the estimates. For further information regarding our methodologies used in establishing the allowance for credit losses by portfolio segments and allowance for credit losses policies, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report and “—B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

In addition to the allowance for credit losses on our loan portfolio, we maintain an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit and other financial instruments. Such allowance is included in other liabilities.

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

Nonmarketable equity securities.    Nonmarketable equity securities are equity securities of companies that are not publicly traded or are thinly traded. Such securities are primarily held at cost less other than temporary impairment if applicable. For the securities carried at cost, we periodically monitor the status of each investee, including the investee’s credit ratings and changes in the value of our share in the investees’ net assets as compared with the value at the time of investment. When we determine that the decline is other than temporary, nonmarketable equity securities are written down to the estimated fair value, determined based on such factors as the ratio of our investment in the issuer to the issuer’s net assets and the latest transaction price if applicable. When the decline is other than temporary, certain nonmarketable equity securities issued by public companies, such as preferred stock convertible to marketable common stock in the future, are written down to fair value estimated by commonly accepted valuation models, such as option pricing models based on a number of factors, including the quoted market price of the underlying marketable common stock, volatility and dividend payments as appropriate.

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

For further information on the amount of the impairment losses and the aggregate amount of unrealized gross losses on investment securities, see Note 3 to our consolidated financial statements included elsewhere in this Annual Report.

Allowance for Repayment of Excess Interest

We maintain an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ demand for reimbursement, and appropriate management’s future forecasts. The allowance is recorded as a liability in Other liabilities. For further information, see “Item 3.D. Key Information—Risk Factors—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”

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

Among other factors, forecasted operating results, which serve as the basis of our estimation of future taxable income, have a significant effect on the amount of the valuation allowance. In developing forecasted operating results, we assume that our operating performance is stable for certain entities where strong positive evidence exists, including core earnings based on past performance over a certain period of time. The actual results may be adversely affected by unexpected or sudden changes in interest rates as well as an increase in credit-related expenses due to the deterioration of economic conditions in Japan and material declines in the Japanese stock market to the extent that such impacts exceed our original forecast. In addition, near-term taxable income is also influential on the amount of the expiration of unused operating loss carryforwards since the Japanese corporate tax law permits operating losses to be deducted for a predetermined period generally no longer than seven years. For further information on the amount of operating loss carryforwards and the expiration dates, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

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

The guidance on the measurement of fair value defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have an established and documented process for determining fair value in accordance with the guidance. To determine fair value, we use quoted market prices which include those provided from pricing vendors, where available. We generally obtain one price or quote per instrument and do not adjust it to determine fair value of the instrument. Certain asset-backed securities are valued based on non-binding quotes provided by independent broker-dealers where no or few observable inputs are available to measure fair value. We do not adjust such broker-dealer quotes to the extent that there is no evidence that would indicate that the quotes are not indicative of the fair values of the securities. We perform internal price verification procedures to ensure that the quotes provided from the independent broker-dealers are reasonable. Such verification procedures include analytical review of periodic price changes, comparison analysis between periodic price changes and changes of indices such as a credit default swap index, or inquiries regarding the underlying inputs and assumptions used by the broker-dealers such as probability of default, prepayment rate and discount margin. These verification procedures are periodically performed by independent risk management departments. For collateralized loan obligations (“CLOs”) backed by general corporate loans, the fair value is determined by weighting the internal model valuation and the non-binding broker-dealer quotes. If quoted market prices are not available to determine fair value of derivatives, the fair value is based upon valuation techniques that use, where possible, current market-based or independently sourced parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of trading liabilities are determined by discounting future cash flows at a rate which incorporates our own creditworthiness. In addition, valuation adjustments may be made to ensure that the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk, and model risk. Our financial models are validated and periodically reviewed by risk management departments independent of divisions that created the models.

For a further discussion of the valuation techniques or models applied to the material assets or liabilities, see “Fair Value” in Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

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

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement of the financial instrument. We review and update the fair value hierarchy on a half year basis. For the categorization within the valuation hierarchy by the financial instruments, see “Fair Value” in Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

The following table summarizes the assets and liabilities accounted for at fair value on a recurring basis by level under the fair value hierarchy at March 31, 2010 and 2011:

	March 31, 2010		March 31, 2011
	Fair Value	Percentage of Total	Fair Value	Percentage of Total
	(in billions)		(in billions)
Assets:
Level 1	¥57,648	73.2%	¥61,332	73.0%
Level 2	17,164	21.8	19,149	22.8
Level 3	3,964	5.0	3,494	4.2

Total	¥78,776	100.0%	¥83,975	100.0%

As a percentage of total assets	39.4%		41.4%

Liabilities:
Level 1	¥3,315	26.7%	¥3,128	22.9%
Level 2	8,659	69.6	10,353	75.9
Level 3	457	3.7	157	1.2

Total	¥12,431	100.0%	¥13,638	100.0%

As a percentage of total liabilities	6.5%		7.0%

Level 3 assets decreased ¥470 billion during the fiscal year ended March 31, 2011 mainly because Level 3 trading derivative assets decreased ¥281 billion and Level 3 securities available for sale decreased ¥160 billion. Level 3 liabilities decreased ¥300 billion during the fiscal year ended March 31, 2011 mainly due to Level 3 trading derivative liabilities decreased ¥273 billion. As a result, Level 3 trading derivatives decreased ¥8 billion on a net basis.

The decrease of ¥160 billion in Level 3 securities available for sale was mainly driven by the decrease in corporate bonds, most of which were private placement bonds issued by Japanese non-pubic companies. Level 3 corporate bonds decreased ¥155 billion for the fiscal year ended March 31, 2011 due mainly to the redemption amounted to ¥371 billion and the transfer out of Level 3 hierarchy amounted to ¥298 billion. Transfers of corporate bonds out of and into Level 3 were due to changes in the impact of unobservable credit worthiness inputs to the entire fair value measurement of the private placement bonds issued by Japanese non-public companies. Unobservable credit worthiness inputs include probability of default based on credit rating of the bond issuers and potential losses in the event of default, all of which are based on our internal data. The decrease of the corporate bonds was offset by an increase in corporate bonds amounted to ¥504 billion due mainly to transfer into Level 3 which resulted from decline of creditworthiness of the bonds.

The net decrease in ¥8 billion of Level 3 trading derivatives was mostly attributable to fluctuation of interest rate contracts, foreign exchange contracts and commodity contracts. Such net decrease mainly consisted of ¥15 billion of net settlements in interest rate contracts, ¥31 billion of interest rate contracts and foreign exchange contracts transferred into Level 3, and ¥21 billion of interest rate contracts and commodity contracts transferred out of Level 3.

For further information regarding fair value measurements, see “Fair Value” in Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

A.	Operating Results

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009	2010	2011
	(in billions)
Interest income	¥3,895.8	¥2,758.5	¥2,551.0
Interest expense	1,599.4	774.4	670.7

Net interest income	2,296.4	1,984.1	1,880.3

Provision for credit losses	626.9	647.8	292.0
Non-interest income	175.1	2,453.9	1,709.4
Non-interest expense	3,608.8	2.508.1	2,460.5

Income (loss) before income tax expense (benefit)	(1,764.2)	1,282.1	837.2
Income tax expense (benefit)	(259.9)	407.0	439.9

Net income (loss) before attribution of noncontrolling interests	¥(1,504.3)	¥875.1	¥397.3
Net income (loss) attributable to noncontrolling interests	(36.3)	15.3	(64.5)

Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(1,468.0)	¥859.8	¥461.8

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥461.8 billion for the fiscal year ended March 31, 2011, a decrease of ¥398.0 billion from ¥859.8 billion for the fiscal year ended March 31, 2010. Our diluted earnings per share of common stock (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the fiscal year ended March 31, 2011 was ¥31.08, a decrease of ¥36.79 from ¥67.87 for the fiscal year ended March 31, 2010. Income before income tax expense for the fiscal year ended March 31, 2011 was ¥837.2 billion, a decrease of ¥444.9 billion from ¥1,282.1 billion for the fiscal year ended March 31, 2010.

Net Interest Income

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009		2010		2011
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥121,686.4	1.70%	¥127,830.2	1.34%	¥130,922.3	1.16%
Foreign	51,556.3	3.53	47,635.1	2.20	49,450.7	2.08

Total	¥173,242.7	2.25%	¥175,465.3	1.57%	¥180,373.0	1.41%

Financed by:
Interest-bearing liabilities:
Domestic	¥124,716.0	0.58%	¥124,431.3	0.37%	¥126,908.2	0.29%
Foreign	31,368.9	2.80	33,725.1	0.93	34,436.4	0.87

Total	156,084.9	1.02	158,156.4	0.49	161,344.6	0.42
Non-interest-bearing liabilities	17,157.8	—	17,308.9	—	19,028.4	—

Total	¥173,242.7	0.92%	¥175,465.3	0.44%	¥180,373.0	0.37%

Interest rate spread		1.23%		1.08%		0.99%
Net interest income as a percentage of total interest-earning assets		1.33%		1.13%		1.04%

We use interest rate and other derivative contracts to manage the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading assets or liabilities. Any gains or losses resulting from such derivative instruments are recorded as part of net trading account profits or losses. Therefore, our net interest income for each of the fiscal years ended March 31, 2009, 2010 and 2011 was not materially affected by gains or losses resulting from such derivative instruments. For a detailed discussion of our risk management systems, refer to “Non-Interest Income” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Net interest income for the fiscal year ended March 31, 2011 was ¥1,880.3 billion, a decrease of ¥103.8 billion from ¥1,984.1 billion for the fiscal year ended March 31, 2010. The decrease in our net interest income mainly reflected the decrease of outstanding loans and the impact of the low interest rate environment that continued throughout the fiscal year ended March 31, 2011. In Japan, the Bank of Japan maintained monetary easing policies, including its “zero interest rate” policy, throughout the fiscal year ended March 31, 2011. In this environment, the average interest rate on domestic interest-earning assets decreased more than the decrease in the average interest rate on domestic interest-bearing liabilities. Central banks outside of Japan also continued to reduce or maintained their base interest rates at low levels to counter deflationary pressures caused by the financial crisis and the economic recession.

The average interest rate spread (average interest rate for interest-earning assets minus average interest rate for interest-bearing liabilities) decreased nine basis points from 1.08% for the fiscal year ended March 31, 2010 to 0.99% for the fiscal year ended March 31, 2011. For the fiscal year ended March 31, 2011, the average rate on interest-bearing liabilities decreased from 0.49% to 0.42% mainly due to the lower average rate on total deposits. However, the average rate on loans and investment securities decreased further due to lower domestic interest rates, which resulted in a decrease in the average interest rate spread. Consequently, net interest income decreased ¥103.8 billion due to changes in interest rates.

Average interest-earning assets for the fiscal year ended March 31, 2011 were ¥180,373.0 billion, an increase of ¥4,907.7 billion from ¥175,465.3 billion for the fiscal year ended March 31, 2010. This increase in average interest-earning assets was primarily attributable to an increase of ¥13,435.9 billion in investment securities, partially offset by a ¥7,717.3 billion decrease in both domestic and foreign loans. The increase in investment securities was mainly due to an increase in investment in Japanese national government and government agency bonds as part of our asset and liability management policy applicable to the increased amount of yen-denominated deposited funds. The increase in the average balance of investment securities and decrease in the average rate resulted in a slight increase in our interest income in investment securities for the fiscal year ended March 31, 2011 by ¥17.0 billion compared to the prior fiscal year, which was more than offset by a decrease in interest income from domestic and foreign loans of ¥249.9 billion due to a decrease of outstanding loans and lower average domestic interest rate.

Average interest-bearing liabilities for the fiscal year ended March 31, 2011 were ¥161,344.7 billion, an increase of ¥3,188.3 billion from ¥158,156.4 billion for the fiscal year ended March 31, 2010. The increase was primarily attributable to an increase of ¥2,351.8 billion in domestic interest-bearing deposits and ¥1,571.9 billion in domestic other short-term borrowings and trading account liabilities, partially offset by a decrease of ¥1,009.0 billion in due to trust account. The increase in domestic interest-bearing deposits was mainly due to increases in deposits from retail markets. Despite the increase in the average balance of interest-bearing liabilities, the decrease in the average rate resulted in a decrease of our interest expense for the fiscal year ended March 31, 2011 by ¥103.7 billion compared to the prior fiscal year.

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

Provision for Credit Losses

Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For the description of the approach and methodology used to establish the allowance for credit losses, see “—B. Liquidity and Capital Resources—Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Provision for credit losses for the fiscal year ended March 31, 2011 was ¥292.0 billion, a decrease of ¥355.8 billion from ¥647.8 billion for the fiscal year ended March 31, 2010. The provision for credit losses decreased ¥132.1 billion and ¥223.7 billion in our domestic and foreign loan portfolio, respectively. While the decrease in the domestic portfolio was mainly due to the absence of a large amount of provisions for a few borrowers with large exposure observed in the previous fiscal year, the decrease in the foreign portfolio was mainly attributable to a decrease in the provisions relating to Union Bank and other overseas offices as a result of the slight recovery in the world economy, particularly in the United States.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Provision for credit losses for the fiscal year ended March 31, 2010 was ¥647.8 billion, an increase of ¥20.9 billion from ¥626.9 billion for the fiscal year ended March 31, 2009. The increase in provision for credit losses was mainly due to weakening of the financial condition of borrowers, especially, in the manufacturing, wholesale and retail, and other industries categories.

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009	2010	2011
	(in billions)
Fees and commissions income:
Trust fees	¥125.4	¥107.2	¥100.5
Fees on funds transfer and service charges for collections	147.7	145.9	142.5
Fees and commissions on international business	64.1	61.2	58.5
Fees and commissions on credit card business	141.4	137.4	146.6
Service charges on deposits	31.6	27.4	22.2
Fees and commissions on securities business	112.1	129.7	138.9
Fees on real estate business	19.8	19.9	22.6
Insurance commissions	28.1	22.9	27.5
Fees and commissions on stock transfer agency services	62.9	53.0	51.9
Guarantee fees	77.6	70.5	64.3
Fees on investment funds business	130.6	127.3	130.4
Other fees and commissions	247.2	237.1	222.5

Total	1,188.5	1,139.5	1,128.4

Foreign exchange gains (losses)—net	(206.2)	216.7	260.7
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts	555.5	(88.5)	(3.1)
Net profits (losses) on trading account securities, excluding derivatives	(813.3)	850.0	137.0

Total	(257.8)	761.5	133.9

Investment securities gains (losses)—net:
Net gains on sales of securities available for sale:
Debt securities	120.9	83.7	147.0
Marketable equity securities	28.4	213.5	87.4
Impairment losses on securities available for sale:
Debt securities	(155.5)	(29.8)	(20.5)
Marketable equity securities	(660.7)	(62.9)	(115.6)
Other	8.2	18.5	23.5

Total	(658.7)	223.0	121.8
Equity in losses of equity method investees	(60.1)	(104.0)	(90.6)
Gains on sales of loans	6.4	21.2	14.5
Other non-interest income	163.0	196.0	140.7

Total non-interest income	¥175.1	¥2,453.9	¥1,709.4

Net foreign exchange gains (losses) are comprised of foreign exchange gains (losses) related to derivative contracts, foreign exchange gains (losses) other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

Foreign exchange gains (losses) related to derivative contracts were net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For the details of derivative contracts, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report. Foreign exchange gains other than derivative contracts include transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings. Foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on translation into Japanese yen for securities under fair value option. For the details of the fair value option, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

Trading account assets or liabilities are carried at fair value and changes in the value of trading account assets or liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:

•

Trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•

Trading account assets relating to application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to application of certain accounting rules.

Of the two categories, trading purpose activities represent a smaller portion of our trading account profits.

We generally do not separate for financial reporting purposes customer originated trading activities from those with non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable currency. Once the customer agrees to the offered price, the deal is completed and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into the other side of transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

Net trading account profits (losses) are comprised of net profits (losses) on derivative contracts and net profits (losses) on trading account securities, excluding derivatives.

Net profits (losses) on derivative contracts are reported for net profits (losses) on our trading in overall derivative instruments which relate to primarily trading purpose activities, primarily includes:

•

Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities.

•	Equity contracts: Equity contract are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions.

•	Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.

Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net profits (losses) on trading account securities, excluding derivatives are comprised of net profits (losses) on trading account securities and net profits (losses) on trading account securities under the fair value option. Net profits (losses) on trading account securities primarily constitute gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Investment securities held by certain consolidated variable interest entities are included due to the applicable accounting treatments. Net profits (losses) on securities under the fair value option relate to activities rather are classified within trading accounts due to certain accounting treatments. For the details of the fair value option, see Notes 29 to our consolidated financial statements included elsewhere in this Annual Report.

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

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Non-interest income for the fiscal year ended March 31, 2011 was ¥1,709.4 billion, a decrease of ¥744.5 billion, from ¥2,453.9 billion for the fiscal year ended March 31, 2010. This decrease was primarily due to a decrease in net trading account profits of ¥627.6 billion from ¥761.5 billion for the fiscal year ended March 31, 2010 to ¥133.9 billion for the fiscal year ended March 31, 2011 and a decrease in net investment securities profits of ¥101.2 billion from ¥223.0 billion for the fiscal year ended March 31, 2010 to ¥121.8 billion for the fiscal year ended March 31, 2011.

Fees and commissions income

Fees and commissions income for the fiscal year ended March 31, 2011 was ¥1,128.4 billion, a decrease of ¥11.1 billion from ¥1,139.5 billion for the fiscal year ended March 31, 2010. This decrease was primarily due to a decrease of ¥14.6 billion in other fees and commissions, a decrease of ¥6.7 billion in trust fees, and a decrease of ¥6.1 billion in guarantee fees, reflecting a general decrease in the volume of these businesses. The decrease in fees and commissions income was partially offset by an increase of ¥9.2 billion in fees and commissions on credit card business mainly from member stores as the use of credit cards increased and an increase of ¥9.1 billion in fees on securities businesses as the trading volume of securities recovered from the prior year.

Net foreign exchange gains (losses)

Net foreign exchange gains for the fiscal year ended March 31, 2011 were ¥260.7 billion, compared to net foreign exchange gains of ¥216.7 billion for the fiscal year ended March 31, 2010. During the fiscal year ended March 31, 2011, the yen accelerated its appreciation against the US dollar. Foreign exchange gains other than derivative contracts increased from the previous fiscal year, mainly due to the translation gains on monetary liabilities denominated in foreign currencies. On the other hand, foreign exchange losses related to the fair value option increased from the previous fiscal year, mainly due to the translation losses on securities denominated in foreign currencies. Gains on foreign exchange derivative contracts increased mainly due to the improvement of our position in currency derivative contracts. The following table sets forth the details of our foreign exchange gains and losses for the fiscal years ended March 31, 2010 and 2011:

	Fiscal years ended March 31,
	2010	2011
	(in billions)
Foreign exchange gains (losses)—net:
Foreign exchange derivative contracts	¥31.2	¥79.8
Foreign exchange gains other than derivative contracts	557.2	1,018.4
Foreign exchange losses related to the fair value option	(371.7)	(837.5)

Total	¥216.7	¥260.7

Net trading account profits (losses)

Net trading account profits of ¥133.9 billion were recorded for the fiscal year ended March 31, 2011, compared to net trading account profits of ¥761.5 billion for the fiscal year ended March 31, 2010. The following table sets forth the details of our trading account profits and losses for the fiscal years ended March 31, 2010 and 2011:

	Fiscal years ended March 31,
	2010	2011
	(in billions)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥213.4	¥(27.4)
Equity contracts	(217.2)	20.8
Commodity contracts	(9.0)	2.1
Credit derivatives	(97.3)	(5.9)
Other	21.6	7.3

Total	¥(88.5)	¥(3.1)

Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	¥522.7	¥68.4
Trading account securities under the fair value option	327.3	68.6

Total	¥850.0	¥137.0

The decrease in net trading account profits (losses) was largely due to a decrease of net profits on trading account securities, excluding derivatives. Net profits (losses) on trading account securities, excluding derivatives are comprised of two items—net profits (losses) on trading account securities and net profits (losses) on trading account securities under the fair value option. Net profits on trading account securities decreased from ¥522.7 billion for the fiscal year ended March 31, 2010 to ¥68.4 billion for the fiscal year ended March 31, 2011, mainly due to a decrease in gains on valuation of foreign currency denominated debt securities, resulting from an increase in interest rates for foreign currency denominated trading account securities and a decrease in gains on valuation and sales of domestic equity securities, affected by low stock prices. Net profits on trading account securities under the fair value option decreased from ¥327.3 billion for the fiscal year ended March 31, 2010 to ¥68.6 billion for the fiscal year ended March 31, 2011, mainly due to a decrease in gains on valuation of foreign currency denominated debt securities, resulting from an increase in interest rates for foreign currency denominated trading account securities.

On the other hand, net losses on interest rate and other derivative contracts decreased from ¥88.5 billion for the fiscal year ended March 31, 2010 to ¥3.1 billion for the fiscal year ended March 31, 2011, mainly due to an increase in gains on equity contracts of ¥238.0 billion and a decrease in losses on credit derivatives of ¥91.4 billion, which was partially offset by a decrease in profits on interest rate contracts of ¥240.8 billion. Net profit on equity contracts in the fiscal year ended March 31, 2011, was mainly due to the downward trend in equity stock prices during the period, resulting in a positive impact on the value of our stock futures and options. Net losses on credit derivatives decreased from the previous fiscal year as the credit spreads continued to shrink through the fiscal year ended March 31, 2011. We recorded losses because of our larger net position in protection bought. Profits on interest rate contracts decreased from the previous fiscal year mainly due to a decrease in transaction volume, resulting in a decrease in unrealized gains on interest rate derivative contracts, and our securities subsidiary recording trading losses related to interest rate swaps, which led to a net loss on interest rate contracts for the fiscal year ended March 31, 2011.

Net investment securities gains (losses)

Net investment securities gains for the fiscal year ended March 31, 2011 were ¥121.8 billion, a decrease of ¥101.2 billion from ¥223.0 billion for the fiscal year ended March 31, 2010. This decrease was mainly due to a decrease in gains on sales of marketable equity securities to ¥87.4 billion, and an increase of impairment losses on marketable equity securities to ¥115.6 billion for the fiscal year ended March 31, 2011, compared to

¥213.5 billion and ¥62.9 billion for the fiscal year ended March 31, 2010, respectively, reflecting the weakness in the Japanese domestic stock prices following the Great East Japan Earthquake. The Nikkei Stock Average was ¥9,755.10 as of March 31, 2011, compared to ¥11,089.94 as of March 31, 2010. These factors were offset by an increase in gains on debt securities available for sale of ¥147.0 billion for the fiscal year ended March 31, 2011, an increase of ¥63.3 billion from ¥83.7 billion for the fiscal year ended March 31, 2010, which reflected the low interest rate due to Japan’s long-stagnant economy and the monetary easing policy of the Bank of Japan.

Equity in losses of equity method investees

We recorded equity in losses of equity method investees of ¥90.6 billion for the fiscal year ended March 31, 2011, a decrease of ¥13.4 billion from ¥104.0 billion for the fiscal year ended March 31, 2010. This decrease was mainly due to losses associated with our equity method investees in the consumer finance industry.

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

Fees and commissions income

Fees and commissions income for the fiscal year ended March 31, 2010 were ¥1,139.5 billion, a decrease of ¥49.0 billion from ¥1,188.5 billion for the fiscal year ended March 31, 2009. This decrease was primarily due to a decrease of ¥18.2 billion in trust fees, a decrease of ¥9.9 billion in fees and commissions on stock transfer agency services and a decrease of ¥7.1 billion in guarantee fees. The decreases in the various categories of fees and commissions reflected the general decrease in transaction volume for all types of financial transactions and activities as the economy remained weak. The decrease of the various categories was partially offset by a ¥17.6 billion increase in fees and commissions on securities businesses from the prior fiscal year as the overall volume of securities trading recovered with the improvement in stock prices in general.

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

The improvement in net trading account profits was largely due to the net profits on trading account securities, excluding derivatives, of ¥850.0 billion for the fiscal year ended March 31, 2010, compared to net losses of ¥813.3 billion for the fiscal year ended March 31, 2009. This improvement mainly reflected an increase in profit on valuation of foreign currency denominated securities that was recorded under the fair value option. This was partially offset by a net loss of ¥88.5 billion on interest rate and other derivative contracts for the fiscal year ended March 31, 2010 as compared to net profits of ¥555.5 billion for the fiscal year ended March 31, 2009. Net losses on interest rate and other derivative contracts were mainly reflective of a ¥217 billion loss in equity contracts and a ¥97 billion loss in credit derivatives, partially offset by a ¥213 billion profit in interest rate contracts. Those derivative contracts were primarily held for risk management purposes, yet the majority did not meet the conditions to qualify for hedge accounting under US GAAP and thus were accounted for as trading positions.

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

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009	2010	2011
	(in billions)
Salaries and employee benefits	¥873.4	¥908.2	¥864.0
Occupancy expenses—net	171.9	171.1	162.5
Fees and commission expenses	209.8	196.5	212.5
Outsourcing expenses, including data processing	267.8	215.4	194.8
Depreciation of premises and equipment	132.1	120.3	99.7
Amortization of intangible assets	278.2	225.0	220.0
Impairment of intangible assets	126.9	12.4	26.6
Insurance premiums, including deposit insurance	113.8	112.5	113.9
Communications	62.9	57.1	53.0
Taxes and public charges	85.7	69.1	65.9
Provision for repayment of excess interest	47.9	44.8	85.7
Impairment of goodwill	845.8	0.5	—
Other non-interest expenses	392.6	375.2	361.9

Total non-interest expense	¥3,608.8	¥2,508.1	¥2,460.5

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Non-interest expense for the fiscal year ended March 31, 2011 was ¥2,460.5 billion, a decrease of ¥47.6 billion from ¥2,508.1 billion for the previous fiscal year. This decrease was mainly due to the decrease in salaries and employee benefits of ¥44.2 billion to ¥864.0 billion for the fiscal year ended March 31, 2011 from ¥908.2 billion for the fiscal year ended March 31, 2010. In addition, outsourcing expenses, including data processing expenses, decreased. On the other hand, provision for repayment of excess interest increased to ¥85.7 billion for the fiscal year ended March 31, 2011, compared to ¥44.8 billion for the fiscal year ended March 31, 2010.

Salaries and employee benefits

Salaries and employee benefits for the fiscal year ended March 31, 2011 were ¥864.0 billion, a decrease of ¥44.2 billion from ¥908.2 billion for the previous fiscal year. This decrease was mainly due to a decrease of retirement benefit expense at our banking and trust banking subsidiaries because an improvement of economic circumstances for the fiscal year ended March 31, 2010 resulted in a decrease of amortization of actuarial losses.

Fees and commission expenses

Fees and commission expenses for the fiscal year ended March 31, 2011 were ¥212.5 billion, an increase of ¥16.0 billion from ¥196.5 billion for the fiscal year ended March 31, 2010. The increase reflects the overall increase in transaction fees recorded in our banking subsidiary as transaction volume increased.

Outsourcing expenses, including data processing

Outsourcing expenses, including data processings, for the fiscal year ended March 31, 2011 were ¥194.8 billion, a decrease of ¥20.6 billion from ¥215.4 billion for the fiscal year ended March 31, 2010. This decrease was mainly due to a decrease in fees for temporary staff agency and fees for transportation as a result of continuous reviewing of the outsourcing expenses at each of our subsidiary level.

Provision for repayment for excess interest

Provision for repayment for excess interest for the fiscal year ended March 31, 2011 was ¥85.7 billion, an increase of ¥40.9 billion from ¥44.8 billion for the fiscal year ended March 31, 2010. This increase was mainly due to a change in accounting estimates in our consumer finance subsidiary. Prior to the fiscal year ended March 31, 2011, Mitsubishi UFJ NICOS, our consumer finance subsidiary had estimated the allowance for repayment of excess interest based primarily on historical reimbursement rates of excess interest. For the fiscal year ended March 31, 2011, Mitsubishi UFJ NICOS revised its estimate by updating management’s future forecast to reflect new reimbursement claims information and other data following various legal and industry developments that occured during the fiscal year.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Non-interest expense for the fiscal year ended March 31, 2010 was ¥2,508.1 billion, a decrease of ¥1,100.7 billion from ¥3,608.8 billion for the previous fiscal year. This decrease was primarily attributable to the significant decrease in impairment of both goodwill and other intangible assets. Impairment losses recorded with respect to goodwill and other intangible assets were ¥0.5 billion and ¥12.4 billion, respectively, for the fiscal year ended March 31, 2010, as compared to ¥845.8 billion and ¥126.9 billion, respectively, for the fiscal year ended March 31, 2009. The decrease in these non-interest expenses was partially offset by a ¥34.8 billion increase in salaries and employee benefits.

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

Impairment of goodwill

In the fiscal year ended March 31, 2010, we recorded an impairment of goodwill of ¥0.5 billion that was significantly lower than the impairment of goodwill of ¥845.8 billion for the previous fiscal year. The impairment of goodwill for the previous fiscal year reflected, among other factors, the global financial market crisis and recession which negatively impacted the fair value of our reporting units for the purposes of our periodic testing of goodwill for impairment. For further information, see Note 6 to our consolidated financial statements included elsewhere in this Annual Report.

Income Tax Expense (Benefit)

The following table presents a summary of our income tax expense (benefit) for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009	2010	2011
	(in billions, except percentages)
Income (loss) before income tax expense (benefit)	¥(1,764.2)	¥1,282.1	¥837.2
Income tax expense (benefit)	¥(259.9)	¥407.0	¥439.9
Effective income tax rate	14.7%	31.7%	52.5%
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2009, 2010 and 2011 are summarized as follows:

	Fiscal years ended March 31,
	2009	2010	2011
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	(0.2)	0.2	0.3
Dividends from foreign subsidiaries	(0.3)	0.0	0.1
Foreign tax credits and payments	(0.7)	0.7	3.3
Lower tax rates applicable to income of subsidiaries	0.0	(0.7)	(0.6)
Change in valuation allowance	(2.3)	(5.8)	10.6
Realization of previously unrecognized tax effects of subsidiaries	(1.7)	(0.9)	(3.7)
Nontaxable dividends received	0.4	(0.1)	(2.7)
Impairment of goodwill	(19.5)	0.0	0.0
Undistributed earnings of subsidiaries	(1.5)	(1.6)	(1.5)
Tax and interest expense for uncertainty in income taxes	(1.0)	0.6	0.2
Expiration of loss carryforward	(0.6)	0.2	6.4
Other—net	1.5	(1.5)	(0.5)

Effective income tax rate	14.7%	31.7%	52.5%

The effective income tax rate of 52.5% for the fiscal year ended March 31, 2011 was 11.9% higher than the combined normal effective statutory tax rate of 40.6%. This higher effective income tax rate primarily reflected an increase in the valuation allowance against deferred tax assets which accounted for 10.6% of the difference between the combined normal effective statutory tax rate and the effective income tax rate. The valuation allowance increased ¥85.2 billion to ¥726.8 billion at March 31, 2011 from ¥641.6 billion at March 31, 2010, as a result of an additional valuation allowance related to operating loss carryforwards by certain subsidiaries that were no longer deemed to be “more likely than not” to be realized.

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

Net income (loss) attributable to noncontrolling interests

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

We recorded a net loss attributable to noncontrolling interests of ¥64.5 billion for the fiscal year ended March 31, 2011, compared to net income attributable to noncontrolling interests of ¥15.3 billion for the previous fiscal year. This was mainly due to the loss recorded at MUMSS in the fiscal year ended March 31, 2011, which resulted mainly from the approximately ¥80.0 billion loss from fixed income position trading business including the cost of withdrawing from the business.

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

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Annual Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our consolidated financial statements prepared on the basis of US GAAP. For example, operating profit does not reflect items such as a part of provision for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and investment securities gains (losses).

During the fiscal year ended March 31, 2011, we operated our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate, and Trust Assets. This integrated business group system is intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries. Under this system, as the holding company, we formulate strategies for our Group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within our Group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

For the fiscal year ended March 31, 2011, operations that are not covered by the integrated business group system were classified under Global Markets and Other.

In July 2011, we added the Integrated Global Business Group as a fourth area by shifting some of our global operations mainly from the Integrated Corporate Banking Business Group. This change in our business segment was implemented to more effectively coordinate and enhance our group-wide efforts to strengthen and expand overseas operations.

The following is a brief explanation of our business segments applicable during the fiscal year ended March 31, 2011:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. This business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers. UNBC is a bank holding company in the United States, whose primary subsidiary, Union Bank, N.A., or Union Bank, is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

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

Global Markets—Covers asset and liability management and strategic investment of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUMSS.

Other—Consists mainly of the corporate centers of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Effective March 24, 2011, we modified our managerial accounting methods mainly by transferring the sales and trading business of MUMSS from the Integrated Corporate Banking Business Group segment to the Global Markets segment. The presentation set forth below has been reclassified to conform to the new basis of managerial accounting. For further information, see Note 27 to our consolidated financial statements included elsewhere in this Annual Report. Our business segment information is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices and is not consistent with our consolidated financial statements included elsewhere in this Annual Report, which has been prepared in accordance with US GAAP.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Fiscal year ended March 31, 2009
Net revenue	¥1,321.3	¥1,012.8	¥356.8	¥256.8	¥613.6	¥1,626.4	¥171.1	¥442.8	¥(227.4)	¥3,334.2
Operating expenses	975.1	508.9	173.3	157.3	330.6	839.5	93.3	118.2	182.3	2,208.4

Operating profit (loss)	¥346.2	¥503.9	¥183.5	¥99.5	¥283.0	¥786.9	¥77.8	¥324.6	¥(409.7)	¥1,125.8

Fiscal year ended March 31, 2010
Net revenue	¥1,435.2	¥885.4	¥347.3	¥265.3	¥612.6	¥1,498.0	¥157.2	¥594.5	¥(79.8)	¥3,605.1
Operating expenses	988.2	464.2	204.0	168.1	372.1	836.3	91.4	113.1	175.5	2,204.5

Operating profit (loss)	¥447.0	¥421.2	¥143.3	¥97.2	¥240.5	¥661.7	¥65.8	¥481.4	¥(255.3)	¥1,400.6

Fiscal year ended March 31, 2011
Net revenue	¥1,347.5	¥893.6	¥347.1	¥267.2	¥614.3	¥1,507.9	¥157.0	¥556.2	¥(37.2)	¥3,531.4
Operating expenses	945.0	460.1	202.7	174.9	377.6	837.7	97.2	105.1	152.0	2,137.0

Operating profit (loss)	¥402.5	¥433.5	¥144.4	¥92.3	¥236.7	¥670.2	¥59.8	¥451.1	¥(189.2)	¥1,394.4

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Net revenue of the Integrated Retail Banking Business Group decreased ¥87.7 billion to ¥1,347.5 billion for the fiscal year ended March 31, 2011 from ¥1,435.2 billion for the fiscal year ended March 31, 2010. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The decrease in net revenue reflected the decrease of outstanding loans and the impact of the low interest rate environment that continued throughout the fiscal year ended March 31, 2011, partially offset by an increase of fees from sales of investment trusts.

Operating expenses of the Integrated Retail Banking Business Group decreased ¥43.2 billion to ¥945.0 billion for the fiscal year ended March 31, 2011 from ¥988.2 billion for the fiscal year ended March 31, 2010. This is mainly due to a reduction of operating expenses in many of our subsidiaries.

Operating profit of the Integrated Retail Banking Business Group decreased ¥44.5 billion to ¥402.5 billion for the fiscal year ended March 31, 2011 from ¥447.0 billion for the fiscal year ended March 31, 2010.

Net revenue of the Integrated Corporate Banking Business Group increased ¥9.9 billion to ¥1,507.9 billion for the fiscal year ended March 31, 2011 from ¥1,498.0 billion for the fiscal year ended March 31, 2010. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Integrated Corporate Banking Business Group. The increase in net revenue was mainly due to our recording a smaller loss on derivative transactions compared to that for the prior fiscal year.

With regard to the domestic businesses, net revenue of ¥893.6 billion was recorded for the fiscal year ended March 31, 2011, a slight increase of ¥8.2 billion from the previous fiscal year. This increase was mainly due to an increase in gains from securities business partially offset by a decrease in fees and commissions.

With regard to the overseas businesses, net revenue of ¥614.3 billion was recorded for the fiscal year ended March 31, 2011, a slight increase of ¥1.7 billion from the previous fiscal year. This increase was mainly due to increased revenues recorded by Union Bank.

Operating expenses of the Integrated Corporate Banking Business Group were ¥837.7 billion for the fiscal year ended March 31, 2011, a slight increase of ¥1.4 billion from the fiscal year ended March 31, 2010.

Operating profit of the Integrated Corporate Banking Business Group increased ¥8.5 billion to ¥670.2 billion for the fiscal year ended March 31, 2011 from ¥661.7 billion for the fiscal year ended March 31, 2010. This increase was mainly due to our recording a smaller loss on derivative transactions compared to that for the prior fiscal year.

Net revenue of the Integrated Trust Assets Business Group slightly decreased ¥0.2 billion to ¥157.0 billion for the fiscal year ended March 31, 2011 from ¥157.2 billion for the fiscal year ended March 31, 2010. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products, such as pension trusts and investment trusts.

Operating expenses of the Integrated Trust Assets Business Group increased ¥5.8 billion to ¥97.2 billion for the fiscal year ended March 31, 2011 from ¥91.4 billion for the fiscal year ended March 31, 2010.

Operating profit of the Integrated Trust Assets Business Group decreased ¥6.0 billion to ¥59.8 billion for the fiscal year ended March 31, 2011 from ¥65.8 billion for the fiscal year ended March 31, 2010. This decrease was mainly due to the increase in operating expenses as stated above.

Net revenue of Global Markets decreased ¥38.3 billion to ¥556.2 billion for the fiscal year ended March 31, 2011 from ¥594.5 billion for the fiscal year ended March 31, 2010. Effective March 24, 2011, the sales and trading business of MUMSS was included in Global Markets business and was the main factor in the decrease in net revenue, as MUMSS recorded an approximately ¥80 billion loss from its fixed-income position trading business in the fiscal year ended March 31, 2011.

Operating expenses of Global Markets decreased ¥8.0 billion to ¥105.1 billion for the fiscal year ended March 31, 2011 from ¥113.1 billion for the fiscal year ended March 31, 2010.

Operating profit of the Global Markets decreased ¥30.3 billion to ¥451.1 billion for the fiscal year ended March 31, 2011 from ¥481.4 billion for the fiscal year ended March 31, 2010. This decrease was mainly due to the loss recorded by MUMSS in the fiscal year ended March 31, 2011.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Net revenue of the Integrated Retail Banking Business Group increased ¥113.9 billion to ¥1,435.2 billion for the fiscal year ended March 31, 2010 from ¥1,321.3 billion for the fiscal year ended March 31, 2009. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations, such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The increase in net revenue mainly reflects the consolidation for the full fiscal year of ACOM CO., LTD., a consumer finance company which became a consolidated subsidiary for purposes of Japanese GAAP in October 2008. ACOM remains an equity method investee under US GAAP. The increase was partially offset by a decrease in revenue from deposits caused by lower interest rates and a decrease in revenue from the operations of Mitsubishi UFJ NICOS reflecting lower consumption under the depressed economy.

Operating expenses of the Integrated Retail Banking Business Group increased ¥13.1 billion to ¥988.2 billion for the fiscal year ended March 31, 2010 from ¥975.1 billion for the fiscal year ended March 31, 2009. The increase in operating expenses mainly reflects the consolidation of ACOM for the full fiscal year.

Operating profit of the Integrated Retail Banking Business Group increased ¥100.8 billion to ¥447.0 billion for the fiscal year ended March 31, 2010 from ¥346.2 billion for the fiscal year ended March 31, 2009. This increase reflects the consolidation for the full fiscal year of ACOM, which increased operating profit by ¥154.0 billion.

Net revenue of the Integrated Corporate Banking Business Group decreased ¥128.4 billion to ¥1,498.0 billion for the fiscal year ended March 31, 2010 from ¥1,626.4 billion for the fiscal year ended March 31, 2009. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The decrease in net revenue was mainly due to a decrease in net revenue from domestic businesses.

With regard to the domestic businesses, net revenue of ¥885.4 billion was recorded for the fiscal year ended March 31, 2010, a decrease of ¥127.4 billion from the previous fiscal year. This decrease was mainly due to a decrease in net interest income from deposits in other banks and due to losses associated with CDS transactions for managing credit risk exposures, partially offset by an increase in net interest income from corporate lending and an increase in profits from the securities business reflecting an increase in securities trading activity by our customers.

With regard to the overseas businesses, net revenue of ¥612.6 billion was recorded for the fiscal year ended March 31, 2010, a decrease of ¥1.0 billion from the previous fiscal year. This decrease was mainly due to losses associated with CDS hedging for managing credit risk exposures, partially offset by an increase in net interest and fee revenues.

Operating expenses of the Integrated Corporate Banking Business Group were ¥836.3 billion for the fiscal year ended March 31, 2010, a decrease of ¥3.2 billion from the fiscal year ended March 31, 2009.

Operating profit of the Integrated Corporate Banking Business Group decreased ¥125.2 billion to ¥661.7 billion for the fiscal year ended March 31, 2010 from ¥786.9 billion for the fiscal year ended March 31, 2009. This decrease was mainly due to the decrease in net revenue as stated above.

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

Net revenue of Global Markets increased ¥151.7 billion to ¥594.5 billion for the fiscal year ended March 31, 2010 from ¥442.8 billion for the fiscal year ended March 31, 2009. The increase in net revenue was mainly due to improved results from our asset liability management for both domestic and overseas operations.

Geographic Segment Analysis

The table immediately below sets forth our total revenue, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group on a geographic basis for the fiscal years ended March 31, 2009, 2010 and 2011. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. For further information, see Note 28 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2009	2010	2011
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥2,924.4	¥3,605.0	¥2,969.0

Foreign:
United States of America	568.7	604.4	446.5
Europe	233.7	355.0	238.7
Asia/Oceania excluding Japan	329.7	482.6	470.9
Other areas(1)	14.4	165.4	135.3

Total foreign	1,146.5	1,607.4	1,291.4

Total	¥4,070.9	¥5,212.4	¥4,260.4

Income (loss) before income tax expense (benefit):
Domestic	¥(1,357.4)	¥539.9	¥186.1

Foreign:
United States of America	(210.3)	208.4	180.0
Europe	(237.5)	224.4	108.1
Asia/Oceania excluding Japan	110.8	273.0	232.1
Other areas(1)	(69.8)	36.4	130.9

Total foreign	(406.8)	742.2	651.1

Total	¥(1,764.2)	¥1,282.1	¥837.2

Net income (loss) attributable to Mitsubishi UFJ Financial Group
Domestic	¥(1,064.3)	¥189.7	¥(103.0)

Foreign:
United States of America	(223.5)	193.0	171.8
Europe	(229.5)	199.1	90.0
Asia/Oceania excluding Japan	119.4	241.4	193.4
Other areas(1)	(70.1)	36.6	109.5

Total foreign	(403.7)	670.1	564.7

Total	¥(1,468.0)	¥859.8	¥461.7

Note:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Domestic net loss attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2011 was ¥103.0 billion, compared to domestic net income attributable to Mitsubishi UFJ Financial Group of ¥189.7 billion for the fiscal year ended March 31, 2010. This was mainly due to the losses recorded by our consumer finance subsidiary and affiliate and securities subsidiary.

Foreign net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2011 was ¥564.7 billion, compared to foreign net income attributable to Mitsubishi UFJ Financial Group of ¥670.1 billion for the fiscal year ended March 31, 2010. This decrease was mainly due to a decrease of non-interest income from overseas business in Europe.

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

Foreign net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2010 was ¥670.1 billion, compared to a net loss attributable to Mitsubishi UFJ Financial Group of ¥403.7 billion for the fiscal year ended March 31, 2009. This improvement was primarily due to lower revaluation and foreign exchange losses attributable to our assets and operations in the United States and Europe, which losses were significantly higher in the fiscal year ended March 31, 2009.

Effect of Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

The average exchange rate for the fiscal year ended March 31, 2011 was ¥85.72 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥92.85 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2010 was ¥87.81 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2009 of ¥93.57 per US$1.00.

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of decreasing total revenue by ¥135.6 billion, net interest income by ¥47.1 billion and income before income tax expense by ¥91.2 billion, respectively, for the fiscal year ended March 31, 2011.

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

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of decreasing total revenue by ¥181.3 billion, net interest income by ¥67.0 billion and income before income tax expense by ¥78.3 billion, respectively, for the fiscal year ended March 31, 2010.

B.	Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets at March 31, 2011 were ¥202.86 trillion, an increase of ¥2.78 trillion from ¥200.08 trillion at March 31, 2010. The increase in total assets mainly reflected increases in investment securities of ¥4.1 trillion, interest-earning deposits in other banks of ¥2.6 trillion, and receivables under resale agreements of ¥1.3 trillion. These increases were partially offset by decreases in net loans of ¥4.6 trillion.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the value of the Japanese yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2010 and 2011 by geographic region based principally on the domicile of the obligors:

	At March 31,
	2010	2011
	(in trillions)
Japan	¥149.02	¥145.78
Foreign:
United States of America	21.63	23.48
Europe	15.80	17.04
Asia/Oceania excluding Japan	8.42	10.91
Other areas(1)	5.21	5.65

Total foreign	51.06	57.08

Total	¥200.08	¥202.86

Note:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

At March 31, 2011, the exchange rate was ¥83.15 per US$1.00, as compared with ¥93.04 at March 31, 2010. The Japanese yen amount of foreign currency-denominated assets decreased as the relevant exchange rates resulted in an increase in the value of the Japanese yen relative to such foreign currencies. The appreciation of the Japanese yen against the US dollar and other foreign currencies between March 31, 2010 and March 31, 2011 resulted in a decrease in the Japanese yen amount of our total assets at March 31, 2011 by ¥4.52 trillion.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2010 and 2011, based on classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds.

	At March 31,
	2010	2011
	(in billions)
Domestic:
Manufacturing	¥12,027.8	¥11,248.0
Construction	1,427.9	1,280.9
Real estate	12,261.6	11,660.8
Services	3,714.1	3,417.7
Wholesale and retail	8,597.2	8,443.6
Banks and other financial institutions(1)	4,159.6	3,421.4
Communication and information services	1,339.8	1,249.3
Other industries	9,393.0	8,410.1
Consumer	19,096.8	18,420.9

Total domestic	72,017.8	67,552.7

Foreign:
Governments and official institutions	490.4	516.6
Banks and other financial institutions(1)	2,970.5	3,565.5
Commercial and industrial	14,252.7	13,116.4
Other	2,554.2	2,853.7

Total foreign	20,267.8	20,052.2

Unearned income, unamortized premium—net and deferred loan fees—net	(99.7)	(102.9)

Total(2)	¥92,185.9	¥87,502.0

Notes:
(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥102.3 billion and ¥65.2 billion at March 31, 2010 and 2011, respectively, which are carried at the lower of cost or estimated fair value.

Loans account for our largest use of funds. The average loan balance accounted for 54.43% of total interest-earning assets for the fiscal year ended March 31, 2010 and 48.67% for the fiscal year ended March 31, 2011.

At March 31, 2011, our total loans were ¥87.50 trillion, a decrease of ¥4.69 trillion from ¥92.19 trillion at March 31, 2010. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance at March 31, 2011 consisted of ¥67.55 trillion of domestic loans and ¥20.05 trillion of foreign loans, while the loan balance at March 31, 2010 consisted of ¥72.02 trillion of domestic loans and ¥20.27 trillion of foreign loans. Between March 31, 2010 and March 31, 2011, domestic loans decreased ¥4.47 trillion and foreign loans decreased ¥0.22 trillion.

The decrease in domestic loans during the fiscal year ended March 31, 2011 was mainly due to a decrease in loan demand as the Japanese economy slowed down significantly in the fiscal year ended March 31, 2011. Loans outstanding to the other industries, manufacturing, and banks and other financial institutions categories, decreased ¥0.98 trillion, ¥0.78 trillion, and ¥0.74 trillion, respectively. The decrease in loans outstanding to the other industries category was mainly due to the decrease in loans outstanding to governmental institutions.

The decrease in foreign loans during the fiscal year ended March 31, 2011 was mainly due to a decrease in demand for loans from the commercial and industrial category, which decreased ¥1.14 trillion. This decrease was partially offset by an increase of ¥0.60 trillion in loans outstanding to the banks and other financial institutions category.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009	2010	2011
	(in billions)
Balance at beginning of fiscal year	¥1,134.9	¥1,156.6	¥1,315.6
Provision for credit losses	626.9	647.8	292.0
Charge-offs:
Domestic	(559.0)	(401.9)	(338.3)
Foreign	(44.3)	(118.9)	(47.5)

Total	(603.3)	(520.8)	(385.8)
Recoveries:
Domestic	23.7	48.3	34.7
Foreign	2.8	4.1	9.0

Total	26.5	52.4	43.7

Net charge-offs	(576.8)	(468.4)	(342.1)
Others(1)	(28.4)	(20.4)	(25.0)

Balance at end of fiscal year	¥1,156.6	¥1,315.6	¥1,240.5

Note:
(1)	Others principally include losses (gains) from foreign exchange translation. In addition, for the fiscal year ended March 31, 2010, others include adjustments related to restructuring of business operations.

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2011 are shown below:

At March 31, 2011:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Balance at end of fiscal year:
Individually evaluated for impairment	¥587.9	¥86.5	¥47.0	¥9.8	¥731.2
Collectively evaluated for impairment	277.1	76.7	35.3	85.2	474.3
Loans acquired with deteriorated credit quality	30.6	2.0	0.4	2.0	35.0

Allowance for credit losses total	¥895.6	¥165.2	¥82.7	¥97.0	¥1,240.5

Loans:
Balance at end of fiscal year:
Individually evaluated for impairment	¥1,341.7	¥300.8	¥150.7	¥55.2	¥1,848.4
Collectively evaluated for impairment	65,094.0	15,826.8	704.9	3,793.7	85,419.4
Loans acquired with deteriorated credit quality	119.5	22.4	16.5	113.5	271.9

Total loans(1)	¥66,555.2	¥16,150.0	¥872.1	¥3,962.4	¥87,539.7

Note:
(1)	Total loans in the above table do not include loans held for sale.

As previously discussed, the provision for credit losses for the fiscal year ended March 31, 2011 was ¥292.0 billion, a decrease of ¥355.8 billion from ¥647.8 billion for the fiscal year ended March 31, 2010. The provision for credit losses decreased ¥132.1 billion and ¥223.7 billion in our domestic and foreign loan portfolios, respectively. While the decrease in the domestic portfolio was mainly due to the absence of a large amount of provisions for a few borrowers with large exposure observed in the previous fiscal year, the decrease in the foreign portfolio was mainly attributable to a decrease in Union Bank and other overseas offices as a result of the slight recovery in the world economy, particularly in the United States.

For the fiscal year ended March 31, 2011, the ratio of the provision for the credit losses of ¥292.0 billion to the average loan balance of ¥87.79 trillion at period-end was 0.33%, and that to the total average interest-earning assets for the period of ¥180.37 trillion was 0.16%.

Charge-offs for the fiscal year ended March 31, 2011 were ¥385.8 billion, a decrease of ¥135.0 billion from ¥520.8 billion for the fiscal year ended March 31, 2010. The decrease in charge-offs was mainly due to the decrease in charge-offs in the domestic real estate category and the decrease in the foreign bank and other financial institutions category.

The total allowance for credit losses at March 31, 2011 was ¥1,240.5 billion, a decrease of ¥75.1 billion from ¥1,315.6 billion at March 31, 2010 as we recorded a provision for credit losses of ¥292.0 billion, while we had net charge-offs of ¥342.1 billion.

The following table presents comparative data in relation to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2010	¥74.6	¥24.5	¥50.1	¥(16.0)
For the fiscal year ended March 31, 2011	¥66.6	¥11.0	¥55.6	¥(7.5)

Notes:
(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

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

In connection with the sale of loans, including performing loans, we recorded net gains of ¥17.8 billion and net gains of ¥10.4 billion for the fiscal years ended March 31, 2010 and 2011, respectively.

The following table summarizes the allowance for credit losses by component at March 31, 2010 and 2011:

	At March 31,
	2010	2011
	(in billions)
Allocated allowance:
Specific—individual loans specifically identified for evaluation	¥770.3	¥743.9
Large groups of smaller balance homogeneous loans	103.9	110.5
Loans exposed to specific country risk	0.8	0.7
Formula—Normal or Close Watch, excluding loans identified as a troubled debt restructuring	423.0	361.1
Unallocated allowance	17.6	24.3

Total allowance	¥1,315.6	¥1,240.5

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

Change in total allowance and provision for credit losses

At March 31, 2011, the total allowance for credit losses was ¥1,240.5 billion, representing 1.42% of our total loan portfolio. At March 31, 2010, the total allowance for credit losses was ¥1,315.6 billion, representing 1.43% of our total loan portfolio.

The total allowance decreased to ¥1,240.5 billion at March 31, 2011 from ¥1,315.6 billion at March 31, 2010 primarily as a result of a decrease in the amount of formula allowance.

During the fiscal year ended March 31, 2011, there was no significant change in our general allowance policy, which affected our allowance for credit losses for the period, resulting from directives, advice or counsel from governmental or regulatory bodies.

As to the impact of the Great East Japan Earthquake on allowance for credit losses, our loans outstanding to borrowers in the Tohoku region as of March 31, 2011 was proportionally small. However, borrowers in other regions in Japan may also be affected due to the compensation issues for affected individuals and companies, electricity power supply shortages, supply chain disruptions and other indirect consequences of the earthquake. Our financial statements were prepared reflecting the anticipated consequences to the extent possible based on the information available to us, and the allowance for credit losses also reflected such anticipated consequences to the extent possible. See “Item 3.D. Key Information—Risk Factors—Because a large portion of our assets are located in Japan and our business operations are conducted primarily in Japan, we may incur further losses if economic conditions in Japan worsen.” and “—Recent Developments—Effects of the Great East Japan Earthquake.”

Allocated allowance for individual loans specifically identified for evaluation.

The allocated credit loss allowance for individual loans specifically identified for evaluation represents the allowance against impaired loans required under the guidance on accounting by creditors for impairment of a loan. Impaired loans include certain nonaccrual loans and restructured loans. We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of our domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain banking subsidiaries abroad. Loans are classified as restructured loans when we grant a concession to borrowers for economic or legal reasons related to the borrowers’ financial difficulties.

Detailed reviews of impaired loans are performed after a borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness, including bankruptcy, past due principal or interest, downgrades of external credit ratings, declines in the stock price, business restructuring and other events, and reassess our ratings of borrowers in response to such events. This credit monitoring process forms an integral part of our overall risk management process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s original effective interest rate, the loan’s estimated marketable price or the fair value of the collateral at the annual and semi-annual period year end, if the loan is collateral-dependent as of a balance-sheet date.

Based upon a review of the financial status of borrowers, our banking subsidiaries may grant various concessions (modification of loan terms) to troubled borrowers at the borrowers’ request, including reductions in the stated interest rates, debt write-offs, and extensions of maturity dates. All of these loans are reported and disclosed as either “restructured loans” or “nonaccrual loans.” According to the policies of each of our banking subsidiaries, such modifications are made to mitigate the near-term burden of the loans to the borrowers and to better match the payment terms with the borrowers’ expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms. The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, none of our banking subsidiaries modify the terms of loans to borrowers that are considered “Likely to Become Bankrupt,” “Virtually Bankrupt,” or “Bankrupt” under the self-assessment categories established by Japanese banking regulations because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

The allowance for individual loans specifically identified for evaluation as of March 31, 2011 was ¥743.9 billion, a decrease of ¥26.4 billion from ¥770.3 billion as of March 31, 2010. This decrease reflected a decrease in nonaccrual loans to the domestic other industries category and the domestic real estate category.

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2010 and 2011:

	At March 31,
	2010	2011
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥111.2	¥138.0
Construction	33.5	48.5
Real estate	214.4	152.3
Services	79.5	76.6
Wholesale and retail	135.5	172.7
Banks and other financial institutions	2.3	7.3
Communication and information services	73.6	33.2
Other industries	116.8	37.3
Consumer	355.0	321.8

Total domestic	1,121.8	987.7
Foreign	247.2	181.5

Total nonaccrual loans	1,369.0	1,169.2

Restructured loans:
Domestic:
Manufacturing	140.1	172.6
Construction	25.1	25.5
Real estate	56.8	79.0
Services	83.0	107.9
Wholesale and retail	89.1	116.4
Banks and other financial institutions	3.0	2.6
Communication and information services	24.0	27.7
Other industries	38.3	15.6
Consumer	105.6	253.4

Total domestic	565.0	800.7
Foreign	47.2	38.9

Total restructured loans	612.2	839.6

Accruing loans contractually past due 90 days or more:
Domestic	25.9	55.5
Foreign	0.5	0.2

Total accruing loans contractually past due 90 days or more	26.4	55.7

Total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	¥2,007.6	¥2,064.5

Total loans	¥92,185.9	¥87,502.0

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more, as a percentage of total loans	2.18%	2.36%

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more increased ¥56.9 billion to ¥2,064.5 billion at March 31, 2011 from ¥2,007.6 billion at March 31, 2010. Similarly, the percentage of such nonperforming loans to total loans increased to 2.36% at March 31, 2011 from 2.18% at March 31, 2010.

Total nonaccrual loans were ¥1,169.2 billion at March 31, 2011, a decrease of ¥199.8 billion from ¥1,369.0 billion at March 31, 2010. Domestic nonaccrual loans decreased ¥134.1 billion between March 31, 2010 and March 31, 2011, mainly due to the upgrade of some large borrowers in the other industries category and the communication and information services category. Foreign nonaccrual loans decreased ¥65.7 billion between March 31, 2010 and March 31, 2011, was mainly due to sell-off of nonaccrual loans at some overseas branches as well as fewer new nonaccrual loans than previous year resulting from the recovery in the global world economy.

Total restructured loans were ¥839.6 billion at March 31, 2011, an increase of ¥227.4 billion from ¥612.2 billion at March 31, 2010. The restructured loans set forth in the above table are current in accordance with the applicable restructured contractual terms. Domestic restructured loans increased ¥235.7 billion to ¥800.7 billion at March 31, 2011 from ¥565.0 billion at March 31, 2010 mainly due to an increase of loans, such as residential mortgage loans, which accounted for the ¥147.8 billion increase in the restructured loans in the consumer category.

We from time to time provide additional loans, equity capital or other forms of support, including repayment extensions, reductions in applicable interest rates, forbearance of exercising our rights as a creditor, or forgiveness of loans, to borrowers classified as nonaccrual and restructured loans and accruing loans contractually past due 90 days or more, based on our internal policy, in order to facilitate their restructuring and revitalization efforts. We decide whether to grant additional financial support to those borrowers on a case by case basis. Factors that affect our decision include the prospects of those borrowers recovering their ability to service their debt to an extent where they are reasonably expected to be reclassified as normal borrowers in the future, as a result of an improvement in the operations and financial condition of those borrowers. All loans subject to modifications, restructuring and other concessions are categorized as nonaccrual or restructured loans.

Impaired loans and Impairment allowance

Impaired loans include certain nonaccrual loans and restructured loans. The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2010 and 2011:

	At March 31,
	2010		2011
	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions)
Requiring an impairment allowance	¥1,465.1	¥770.3	¥1,591.8	¥743.9
Not requiring an impairment allowance(1)	360.8	—	301.3	—

Total(2)	¥1,825.9	¥770.3	¥1,893.1	¥743.9

Percentage of the allocated allowance to total impaired loans	42.19%		39.30%

Notes:
(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired in the amount of ¥4.7 billion and ¥14.5 billion at March 31, 2011 and 2010, respectively.

Impaired loans increased by ¥67.2 billion from ¥1,825.9 billion at March 31, 2010 to ¥1,893.1 billion at March 31, 2011, reflecting the increase in restructured loans.

The percentage of the allocated allowance to total impaired loans decreased 2.89 percentage points to 39.30% at March 31, 2011 from 42.19% at March 31, 2010. The decrease was mainly due to a charge-off relating to one borrower which required a higher percentage of allowance in the previous year as well as an increase in the proportion of residential mortgage loans to domestic individuals within restructured loans which generally requires a lower percentage of allowance.

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

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥110.5 billion at March 31, 2011, an increase of ¥6.6 billion from ¥103.9 billion at March 31, 2010.

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

The allocated allowance for country risk exposure was ¥0.7 billion at March 31, 2011, a decrease of ¥0.1 billion from ¥0.8 billion at March 31, 2010.

Formula allowance for Normal or Close Watch, excluding loans identified as a troubled debt restructuring

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating the inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

The formula allowance decreased ¥61.9 billion to ¥361.1 billion at March 31, 2011 from ¥423.0 billion at March 31, 2010. The decrease in formula allowance was partially due to a decrease in loan balance to borrowers categorized as “Normal” as well as a decrease in the ratio of allowance for such loans, and partially due to a decrease in formula allowance relating to foreign borrowers categorized as “Close Watch”, excluding loans identified as a troubled debt restructuring.

Each of our banking subsidiaries has computed the formula allowance based on estimated credit losses using a methodology defined by the credit rating system. Estimated losses inherent in the loan portfolio at the balance sheet date are calculated by multiplying the default ratio by the nonrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each credit risk rating, taking into account the historical number of defaults of borrowers within each credit risk rating divided by the total number of borrowers within that credit risk rating existing at the beginning of the three-year observation period. The recovery ratio is mainly determined by the historical experience of collections against loans in default. The default ratio, the recovery ratio and other indicators are continually reviewed and improved to compute the formula allowance and the allowance for off-balance sheet instruments. In addition, an appropriate adjustment to the formula allowance and the allowance for off-balance sheet instruments, considering the risk of losses from large obligors and other credit risks, is examined and made by analyzing the difference between the allowance computed by multiplying the default ratio by the nonrecoverable ratio and the allowance calculated based on the loss experience ratio.

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

Unallocated allowance

The unallocated allowance is based on management’s evaluation of conditions that are not directly reflected in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they may not be identified with specific problem credits. The conditions evaluated in connection with the unallocated allowance include the following, which were considered to exist at the balance sheet date:

•	general economic and business conditions affecting our key lending areas;

•	credit quality trends (including trends in nonperforming loans expected to result from existing conditions);

•	collateral values;

•	loan volumes and concentrations;

•	specific industry conditions;

•	recent loss experience;

•	duration of the current economic cycle;

•	bank regulatory examination results; and

•	findings of internal credit examination.

Executive management reviews these conditions quarterly in discussion with our senior credit officers. To the extent that any of these conditions are evidenced by a specifically identifiable problem credit as of the evaluation date, management’s estimate of the effect of such conditions may be reflected as a specific allowance. Where any of these conditions are not evidenced by a specifically identifiable problem credit as of the evaluation date, management’s evaluation of the probable loss related to such conditions is reflected in the unallocated allowance.

The unallocated allowance increased ¥6.7 billion to ¥24.3 billion at March 31, 2011 from ¥17.6 billion at March 31, 2010.

Allowance for off-balance sheet credit instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance sheet credit instruments, including commitments of credit, guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance sheet credit instruments was ¥73.6 billion at March 31, 2011, a decrease of ¥12.1 billion from ¥85.7 billion at March 31, 2010.

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

Historically, we have held equity securities of some of our customers for strategic purposes, in particular, to maintain long-term relationships with these customers. However, we have been reducing our investment in equity securities because we believe that from a risk management perspective, reducing the price fluctuation risk in our equity portfolio is imperative. As of March 31, 2010 and March 31, 2011, the aggregate value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier I capital.

Investment securities increased ¥4.11 trillion to ¥59.16 trillion at March 31, 2011 from ¥55.05 trillion at March 31, 2010 due primarily to a ¥5.29 trillion increase in Japanese national government and Japanese government agency bonds, partially offset by a ¥0.79 trillion decrease in marketable equity securities, a ¥0.34 trillion decrease in corporate bonds and a ¥0.36 trillion decrease in foreign government and official institutions bonds. Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities set forth on our consolidated balance sheet as other investment securities) were primarily carried at cost of ¥1.69 trillion and ¥1.70 trillion at March 31, 2010 and March 31, 2011, respectively, because their fair values were not readily determinable. See “—Critical Accounting Estimates—Fair Value Hierarchy.”

The following table shows information as to the amortized costs and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2010 and 2011:

	At March 31,
	2010			2011
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥39,431.1	¥39,432.9	¥1.8	¥44,756.8	¥44,719.6	¥(37.2)
Japanese prefectural and municipal bonds	272.8	280.9	8.1	193.7	200.3	6.6
Foreign governments and official institutions bonds	1,340.8	1,345.2	4.4	973.2	988.8	15.6
Corporate bonds	3,394.3	3,474.7	80.4	3,058.7	3,139.5	80.8
Mortgage-backed securities	991.3	994.7	3.4	1,171.7	1,168.9	(2.8)
Asset-backed securities(1)	329.6	327.8	(1.8)	452.3	452.4	0.1
Other debt securities	1.0	1.0	—	1.0	1.0	—
Marketable equity securities	3,083.0	4,554.7	1,471.7	2,755.0	3,765.1	1,010.1

Total securities available for sale	¥48,843.9	¥50,411.9	¥1,568.0	¥53,362.4	¥54,435.6	¥1,073.2

Debt securities being held to maturity(2)	¥2,943.8	¥3,027.9	¥84.1	¥3,017.2	¥3,059.0	¥41.8

Notes:
(1)	AAA and AA-rated products account for approximately three-fifths of our asset-backed securities.
(2)	See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for more details.

Net unrealized gains on securities available for sale decreased ¥494.8 billion to ¥1,073.2 billion at March 31, 2011 from ¥1,568.0 billion at March 31, 2010. This decrease primarily consisted of a ¥461.6 billion decrease in net unrealized gains on marketable equity securities. The decrease in net unrealized gains of ¥461.6 billion on marketable equity securities was mainly due to the decrease in stock prices which adversely affected our holdings of Japanese equity securities. Our investments in Japanese national government and government agency bonds increased as part of our asset and liability management policy applicable to the increased amount of yen-denominated deposited funds. We, however, had net unrealized losses as of March 31, 2011 on our holdings of Japanese national government and Japanese government agency bonds due to its deteriorating credit caused mainly by the Japanese national fiscal deficit and the uncertainty regarding the Japanese political leadership.

The amortized cost of securities being held to maturity increased ¥73.4 billion compared to the previous fiscal year mainly due to a ¥157.3 billion increase in foreign securities as we shifted our investment portfolio allocation to counter the low interest rate environment in the domestic bond market, partially offset by the redemption of Japanese national government bonds classified as securities being held to maturity.

As of March 31, 2011, we had approximately ¥1.70 trillion of other investment securities, a significant portion of which was comprised of our investment in Morgan Stanley as convertible preferred shares. Following the conversion completed on June 30, 2011, the Morgan Stanley common shares will be excluded from other investment securities.

	At March 31,
	2010	2011
	(in billions)
Other investment securities:
Unlisted preferred securities(1)	¥1,491	¥1,489
Investment securities held by investment companies and brokers and dealers(2)	35	37
Others, including nonmarketable equity securities(3)	165	178

Total	¥1,691	¥1,704

Notes:
(1)	These securities were mainly issued by public companies. Those securities were carried at cost.
(2)	These investment securities were held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and were measured at fair value.
(3)	These securities were mainly equity securities issued by unlisted companies. Those securities were carried at cost.

Other investment securities are comprised of unlisted preferred securities, investment securities held by investment companies, and brokers and dealers, and others, including nonmarketable equity securities.

Unlisted preferred securities were the largest portion of this category, which include preferred stocks of ¥862 billion issued by Morgan Stanley and a preferred security of ¥370 billion issued by BTMU Preferred Capital 9 limited, which is our non-consolidated funding vehicle at March 31, 2011. However, we converted the preferred stocks issued by Morgan Stanley into Morgan Stanley common stock on June 30, 2011, which will significantly decrease the balance of unlisted preferred securities. Other unlisted preferred socks represent those issued by several Japanese public companies.

Nonmarketable equity securities are mainly issued by small and medium sized customers in a wide range of industries located in Japan.

There was no significant change of balance in other investment securities from March 31, 2010 to March 31, 2011.

Cash and Due from Banks

Cash and due from banks fluctuate significantly from day to day depending upon financial market conditions. Cash and due from banks at March 31, 2011 was ¥3.23 trillion, an increase of ¥0.37 trillion from ¥2.86 trillion at March 31, 2010. The increase was primarily due to an increase in the cash balance of our domestic offices.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2011 were ¥7.33 trillion, an increase of ¥2.55 trillion from ¥4.78 trillion at March 31, 2010. This increase primarily reflected an increase in interest-earning deposits both in domestic and overseas offices.

Receivables under Resale Agreements

Receivables under resale agreements at March 31, 2011 were ¥4.87 trillion, an increase of ¥1.33 trillion from ¥3.54 trillion at March 31, 2010. The increase was primarily due to an increase in transaction volume of receivables under resale agreements at our overseas subsidiaries to manage and invest increased customer deposits and an increase in reverse repo transactions in our overseas securities subsidiaries.

Deferred Tax Assets

Deferred tax assets at March 31, 2011 was ¥1.29 trillion, relatively unchanged from the balance at March 31, 2010. While there was a decrease in deferred tax assets relating to net operating loss carryforwards, there was an offsetting increase in deferred tax assets relating to unrealized gains on investment securities, resulting in no significant change in the amount of deferred tax assets.

Total Liabilities

At March 31, 2011, total liabilities were ¥194.19 trillion, an increase of ¥3.21 trillion from ¥190.98 trillion at March 31, 2010, while the total balance of deposits was ¥136.63 trillion at March 31, 2011, an increase of ¥1.16 trillion from ¥135.47 trillion at March 31, 2010. The increases in total deposits of ¥1.16 trillion, other short-term borrowing of ¥2.39 trillion and trading account liabilities of ¥1.22 trillion were partially offset by decreases in payables under securities lending transactions of ¥1.53 trillion and due to trust accounts of ¥0.93 trillion.

The appreciation of the Japanese yen against the US dollar and other foreign currencies between March 31, 2010 and March 31, 2011 resulted in a decrease in the Japanese yen amount of foreign currency-denominated liabilities at March 31, 2011 by ¥3.98 trillion.

Deposits

Deposits are our primary source of funds. Total average balance of deposits increased ¥3.07 trillion to ¥133.09 trillion for the fiscal year ended March 31, 2011 from ¥130.02 trillion for the fiscal year ended March 31, 2010.

The balance of domestic deposits increased ¥2.81 trillion to ¥115.54 trillion at March 31, 2011 from ¥112.73 trillion at March 31, 2010, and the balance of foreign deposits decreased ¥1.65 trillion from ¥22.74 trillion at March 31, 2010 to ¥21.09 trillion at March 31, 2011. Within domestic deposits, the balance of interest-bearing deposits increased, partially in response to depositors’ preference to seek the safety of deposits at large financial institutions. The decrease in foreign deposits was mainly due to an appreciation of Japanese yen and a decrease in foreign interest-bearing deposits of our overseas offices, especially in the United States and Europe.

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

Short-term borrowings increased ¥0.91 trillion to ¥25.93 trillion at March 31, 2011 from ¥25.02 trillion at March 31, 2010. This increase was primarily attributable to an increase of ¥2.39 trillion in other short-term borrowings which mainly included borrowings from the Bank of Japan and other financial institutions.

Long-term Debt

Long-term debt at March 31, 2011 was ¥13.36 trillion, a decrease of ¥0.80 trillion from ¥14.16 trillion at March 31, 2010. This decrease was mainly due to a decrease in subordinated debts in overseas offices. For further information, see Note 12 to our consolidated financial statements included elsewhere in this Annual Report.

Benefit Obligations

As of March 31, 2010 and 2011, we had benefit obligations of ¥1,887.1 billion and ¥1,928.3 billion, respectively, and the fair value of our plan assets was ¥2,108.5 billion and ¥2,004.1 billion, respectively. The fair value of our plan assets has fluctuated significantly depending on the general market conditions in recent fiscal years. If the fair value of our pension plan assets declines or our investment return on our pension plan assets decreases, or if a change is made in the actuarial assumptions on which the calculations of the projected pension obligations are based, we may incur losses. Changes in the interest rate environment could also result in an increase in our pension obligations and annual funding costs. In addition, unrecognized prior service costs may be incurred if our pension plans are amended.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. Due to our broad customer base in Japan and the depositors’ recent preference to seek the safety of deposits at large financial institutions, the balance of our deposits increased from ¥135.47 trillion at March 31, 2010 to ¥136.63 trillion at March 31, 2011. As of March 31, 2011, our deposits exceeded our loans, net of allowance for credit losses of ¥86.26 trillion, by ¥50.37 trillion. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with average total equity of ¥8.99 trillion, funded 69.4% of our average total assets of ¥204.79 trillion during the fiscal year ended March 31, 2011.

The remaining funding was primary provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between three to five years. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

Total Equity

The following table presents a summary of our total equity at March 31, 2010 and 2011:

	At March 31,
	2010	2011
	(in billions, except percentages)
Preferred stock	¥442.1	¥442.1
Common stock	1,643.2	1,644.1
Capital surplus	6,619.5	6,395.7
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings (Accumulated deficit)	(18.1)	254.4
Accumulated other changes in equity from nonowner sources, net of taxes	(45.4)	(620.8)
Treasury stock, at cost	(14.0)	(11.3)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥8,866.9	¥8,343.8
Noncontrolling interests	235.9	327.2

Total equity	¥9,102.8	¥8,671.0

Ratio of total equity to total assets	4.55%	4.27%

Total equity decreased ¥431.8 billion to ¥8,671.0 billion at March 31, 2011 from ¥9,102.8 billion at March 31, 2010. The ratio of total equity to total assets also showed a decrease of 0.28 percentage points to 4.27% at March 31, 2011 from 4.55% at March 31, 2010. The decrease in total equity, and the resulting decrease in the ratio to total assets, at March 31, 2011 were principally attributable to a decrease in accumulated other changes in equity from nonowner sources, net of taxes of ¥575.4 billion, mainly due to ¥284.3 billion decrease in unrealized gains on investment and ¥184.0 billion decrease in foreign currency translation adjustments.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of investment securities classified as available for sale at March 31, 2010 and 2011:

	At March 31,
	2010	2011
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥588.2	¥303.9
Accumulated net unrealized gains to total equity	6.46%	3.51%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations. For further information, see “Item 3.D. Key Information—Risk Factors—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.”

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

Capital Requirements for Banking Institutions in Japan

A Japanese banking institution is subject to the minimum capital adequacy requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. A bank holding company is also subject to the minimum capital adequacy requirements on a consolidated basis. Under the guidelines of the FSA, capital is classified into three tiers, referred to as Tier I, Tier II and Tier III capital. Our Tier I capital generally consists of shareholders’ equity items, including common stock, non-cumulative preferred stock, capital surplus, noncontrolling interests and retained earnings (which includes deferred tax assets). However, recorded goodwill and other items, such as treasury stock and unrealized losses on investment securities classified as “securities available for sale” under Japanese GAAP, net of taxes, if any, are deducted from Tier I capital. Our Tier II capital generally consists of the amount (up to a maximum of 0.6% of credit risk-weighted assets) by which eligible reserves for credit losses exceed expected losses in the internal ratings-based approach, or the IRB approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets determined by the partial use of the Standardized Approach (including a phased rollout of the IRB approach), 45% of the unrealized gains on investment securities classified as “securities available for sale” under Japanese GAAP, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated term debt with an original maturity of over five years subject to certain limitations, up to 50% of Tier I capital. Our Tier III capital consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of the minimum capital requirements must be maintained in the form of Tier I capital.

The eligible regulatory capital set forth in the FSA’s guidelines discussed above was modified as of March 31, 2007 to reflect the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” often referred to as “Basel II.” Afterwards, in response to the recent financial crisis, “Basel III” has been developed by the Basel Committee on Banking Supervision as a comprehensive set of reform measures designed to further strengthen the regulation, supervision and risk management of the banking sector. Among these measures, new capital standards are expected to be introduced in phases between calendar 2013 and 2015, and additional measures, such as new liquidity ratio and leverage ratio standards, are expected to be implemented in phases thereafter. In addition, details of the capital surcharges applicable to systemically important financial institutions, generally referred to as SIFIs, are expected to be subject to additional loss absorbency requirements to be phased in between calendar 2016 and 2018. We intend to carefully monitor further developments with an aim to enhance our corporate value and maximize shareholder value by integrating the various strengths within the MUFG group.

For further information, see “Item 3.D. Key Information—Risk Factors—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.”

As of March 31, 2010 and 2011, we have calculated our risk-weighted assets in accordance with the FSA guidelines reflecting Basel II. In determining capital ratios under the FSA guidelines reflecting Basel II, we and our banking subsidiaries used the advanced internal ratings-based approach, or the AIRB approach, to calculate capital requirements for credit risk as of the end of March 2010 and 2011. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements and a few subsidiaries adopted a phased rollout of the internal ratings-based approach. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Methodology to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines reflecting Basel II, we reflect operational risk in the risk-weighted assets by applying the Standardized Approach. Specifically, operational risk capital charge is determined based on the amount of gross profit allocated to business lines multiplied by a factor ranging from 12% to 18%.

For additional discussion of the calculation of our capital ratios, see Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

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

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated total capital, risk-weighted assets and risk-adjusted capital ratios at March 31, 2010 and 2011. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the tables below are rounded down. For further information, see Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31,		Minimum capital ratios required
	2010	2011
	(in billions, except percentages)
Capital components:
Tier I capital	¥10,009.6	¥9,953.3
Tier II capital includable as qualifying capital	4,449.6	3,920.5
Tier III capital includable as qualifying capital	—	—
Deductions from total qualifying capital	(467.4)	(793.0)

Total risk-based capital	¥13,991.8	¥13,080.8

Risk-weighted assets	¥94,081.3	¥87,804.9
Capital ratios:
Tier I capital	10.63%	11.33%	4.00%
Total risk-adjusted capital	14.87	14.89	8.00

Our Tier I capital ratio and total risk-adjusted capital ratio at March 31, 2011 were 11.33% and 14.89%, respectively. The increase in total risk-adjusted capital ratio was mainly due to a decrease in risk weighted assets during the fiscal year ended March 31, 2011 as the amount of our net loans and the value of marketable equity securities decreased. At March 31, 2011, management believed that we were in compliance with all capital adequacy requirements to which we were subject.

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios of BTMU and MUTB at March 31, 2010 and 2011. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31,		Minimum capital ratios required
	2010	2011
Consolidated capital ratios:
BTMU
Tier I capital	10.84%	11.42%	4.00%
Total risk-adjusted capital	15.54	15.82	8.00
MUTB
Tier I capital	12.47	13.02	4.00
Total risk-adjusted capital	16.02	15.93	8.00
Stand-alone capital ratios:
BTMU
Tier I capital	11.59	12.09	4.00
Total risk-adjusted capital	16.34	16.61	8.00
MUTB
Tier I capital	12.09	12.64	4.00
Total risk-adjusted capital	16.10	16.01	8.00

At March 31, 2011, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Capital Requirements for Banking Institutions in the United States

In the United States, UNBC and its banking subsidiary, Union Bank, our largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by US Federal banking agencies, including minimum capital requirements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, they must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under US regulatory accounting practices. Their capital amounts and prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

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

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of UNBC and Union Bank, both subsidiaries of BTMU, at December 31, 2009 and 2010:

	At December 31,		Minimum capital ratios required	Ratios OCC requires to be “well capitalized”
	2009	2010
UNBC:
Tier I capital (to risk-weighted assets)	11.82%	12.44%	4.00%	—
Tier I capital (to quarterly average assets)(1)	9.45	10.34	4.00	—
Total capital (to risk-weighted assets)	14.54	15.01	8.00	—
Union Bank:
Tier I capital (to risk-weighted assets)	11.39%	11.53%	4.00%	6.00%
Tier I capital (to quarterly average assets)(1)	9.05	9.55	4.00	5.00
Total capital (to risk-weighted assets)	13.73	13.85	8.00	10.00

Note:
(1)	Excludes certain intangible assets.

Management believes that, at December 31, 2010, UNBC and Union Bank met all capital adequacy requirements to which they were subject.

At December 31, 2009 and 2010, the Office of the Comptroller of the Currency, or OCC, categorized Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” Union Bank must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (the Leverage ratio) as set forth in the table. There are no conditions or events since December 31, 2010 that would cause management to believe Union Bank’s category has changed.

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

Capital Adequacy Ratio of MUMSS

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

At March 31, 2010 and 2011, MUMSS’ capital accounts less certain fixed assets of ¥505.7 billion and ¥250.4 billion represented 348.0% and 219.4% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Law of Japan.

For further information, see Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits (losses)—net” in our consolidated statements of operations included elsewhere in this Annual Report. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2010 and 2011:

	Fiscal years ended March 31,
	2010	2011
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥38,225	¥37,138
Changes attributable to contracts realized or otherwise settled during the fiscal year	(8,079)	(6,147)
Fair value of new contracts when entered into during the fiscal year	(3,433)	2,346
Other changes in fair value, principally revaluation at end of fiscal year	10,425	(9,834)

Net fair value of contracts outstanding at end of fiscal year	¥37,138	¥23,503

During the fiscal year ended March 31, 2011, the fair value of non-exchange traded contracts decreased mainly due to contracts settled during the fiscal year, and a decline in the fair value by the fluctuations of foreign exchange rates or of credit default swaps embedded in collateralized debt obligations.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2011:

	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥219	¥9,513
Maturity less than 3 years	273	8,941
Maturity less than 5 years	23	1,641
Maturity 5 years or more	(332)	3,225

Total fair value	¥183	¥23,320

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions in “—Business Environment,” “—Recent Developments,” “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.	Off-balance Sheet Arrangements

In the normal course of our business, we engage in several types of off-balance sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2011:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥1,636	¥1,052	¥904	¥3,592
Performance guarantees	1,524	537	152	2,213
Derivative instruments	55,469	86,586	10,608	152,663
Guarantees for the repayment of trust principal(1)	—	—	—	—
Liabilities of trust account	4,066	326	539	4,931
Others	130	—	—	130

Total guarantees	62,825	88,501	12,203	163,529

Other off-balance sheet instruments:
Commitments to extend credit	45,810	15,488	843	62,141
Commercial letters of credit	633	8	—	641
Commitments to make investments	35	49	29	113
Others	16	—	—	16

Total other off-balance sheet instruments	46,494	15,545	872	62,911

Total	¥109,319	¥104,046	¥13,075	¥226,440

Note:
(1)	Effective April 1, 2010, we adopted new guidance that amends the accounting for consolidation of VIEs. As a result, there were no obligations under guarantees for repayment of trust principal at March 31, 2011. See Note 23 to our consolidated financial statements included elsewhere in this Annual Report.

See Note 22 to our consolidated financial statements, included elsewhere in this Annual Report, for a description of the nature of our guarantees and other off-balance sheet instruments.

The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Because many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2011, approximately 48% of these commitments will expire within one year, 46% from one year to five years and 6% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” We evaluate off-balance sheet arrangements in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

The fees generated specifically from off-balance sheet arrangements are not a dominant source of our overall fees and commissions.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are variable interest entities, or VIEs. For further information, see Note 23 to our consolidated financial statements included elsewhere in this Annual Report.

F.	Tabular Disclosure of Contractual Obligations

The following table shows a summary of our contractual cash obligations outstanding at March 31, 2011:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual cash obligations:
Time deposit obligations	¥49,516	¥9,863	¥1,559	¥138	¥61,076
Long-term debt obligations	1,443	2,856	2,067	6,962	13,328
Capital lease obligations	13	11	4	1	29
Operating lease obligations	78	119	97	355	649
Purchase obligations	28	37	12	27	104

Total(1)(2)	¥51,078	¥12,886	¥3,739	¥7,483	¥75,186

Notes:
(1)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2011 as such amount is not currently determinable. We expect to contribute approximately ¥55.3 billion for pension and other benefits for our employees for the fiscal year ending March 31, 2012. For further information, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.
(2)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with the guidance on accounting for uncertainty in income taxes. For further information, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

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

The following table sets forth the members of our board of directors as of July 1, 2011, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Takamune Okihara (July 11, 1951)	Chairman	April 1974	Joined Sanwa Bank
		March 2001	Executive Officer of Sanwa Bank
		January 2002	Executive Officer of UFJ Bank
		May 2003	Senior Executive Officer of UFJ Bank
		May 2004	President and CEO of UFJ Bank
		June 2004	Director of UFJ Holdings
		October 2005	Managing Officer of MUFG
		January 2006	Deputy President of BTMU
		April 2008	Deputy Chairman of BTMU (incumbent)
Retired from Managing officer of MUFG
		June 2010	Chairman of MUFG (incumbent)

Kinya Okauchi (September 10, 1951)	Deputy Chairman and Chief Audit Officer	April 1974	Joined Mitsubishi Trust Bank
		June 2001	Director (Non-Board Member Director) of Mitsubishi Trust Bank
		April 2003	Managing Director (Non-Board Member Director) of Mitsubishi Trust Bank
		March 2004	Managing Director of Mitsubishi Trust Bank
		June 2004	Director of MTFG
		June 2005	Senior Managing Director of Mitsubishi Trust Bank
		October 2005	Director of MUFG
Senior Managing Director of MUTB
		June 2007	Managing Officer of MUFG
		June 2008	President of MUTB (incumbent)
Director of MUFG
		April 2010	Deputy Chairman of MUFG (incumbent)

Katsunori Nagayasu (April 6, 1947)	President and CEO	May 1970	Joined Mitsubishi Bank
		June 1997	Director of Bank of Tokyo-Mitsubishi
		June 2000	Retired from Director of Bank of Tokyo-Mitsubishi
Managing Director of Nippon Trust Bank
		April 2001	Director of MTFG
		October 2001	Managing Director of Mitsubishi Trust Bank
		June 2002	Retired from Managing Director of Mitsubishi Trust Bank
Managing Director of Bank of Tokyo-Mitsubishi
		April 2004	Director and Managing Officer of MTFG
		June 2004	Managing Officer of MTFG
		January 2005	Senior Managing Director of Bank of Tokyo-Mitsubishi
		May 2005	Deputy President of Bank of Tokyo-Mitsubishi
		October 2005	Managing Officer of MUFG
		December 2005	Retired from Managing Officer of MUFG
		January 2006	Deputy President of BTMU
		June 2006	Deputy President of MUFG
		April 2008	Director of MUFG
President of BTMU (incumbent)
		April 2010	President and CEO of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Tatsuo Tanaka (September 19, 1949)	Deputy President and Chief Global Strategy Officer	April 1973	Joined Bank of Tokyo
		June 2001	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		May 2004	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		January 2006	Managing Executive Officer of BTMU
		April 2008	Senior Managing Executive Officer of BTMU
Managing Officer of MUFG
		June 2008	Deputy President of BTMU
		June 2011	Retired from Deputy President of BTMU
Deputy President of MUFG (incumbent)

Nobuyuki Hirano (October 23, 1951)	Deputy President and Chief Strategic Alliance Officer	April 1974	Joined Mitsubishi Bank
		June 2001	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		July 2004	Executive Officer of MTFG
		May 2005	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		June 2005	Managing Director of Bank of Tokyo-Mitsubishi
Director of MTFG
		October 2005	Director of MUFG
		January 2006	Managing Director of BTMU
		October 2008	Senior Managing Director of BTMU
		June 2009	Deputy President of BTMU (incumbent)
Managing Officer of MUFG
		June 2010	Director of MUFG
		October 2010	Deputy President of MUFG (incumbent)

Taihei Yuki (October 3, 1952)	Senior Managing Director and Chief Financial Officer	April 1977	Joined Mitsubishi Trust Bank
		June 2004	Director (Non-Board Member Director) of Mitsubishi Trust Bank
		October 2005	Executive Officer of MUTB
		June 2006	Managing Executive Officer of MUTB
		June 2007	Managing Director of MUTB
Director of MUFG
		June 2008	Managing Officer of MUFG
		June 2009	Senior Managing Director of MUTB
		June 2010	Retired from Managing Officer of MUFG
		June 2011	Retired from Senior Managing Director of MUTB
Director of BTMU (incumbent)
Senior Managing Director of MUFG (incumbent)

Ichiro Hamakawa (February 6, 1956)	Managing Director and Chief Planning Officer	April 1978	Joined Sanwa Bank
		May 2005	Executive Officer of UFJ Holdings
		October 2005	Executive Officer of MUFG
Executive Officer of UFJ Bank
		December 2005	Retired from Executive Officer of MUFG
		January 2006	Executive Officer of BTMU
		January 2009	Managing Executive Officer of BTMU
		May 2011	Retired from Managing Executive Officer of BTMU
Managing Officer of MUFG
		June 2011	Director of MUTB (incumbent)
Managing Director of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Masao Hasegawa (April 20, 1955)	Managing Director and Chief Compliance and Risk Officer	April 1979	Joined Bank of Tokyo
		May 2005	Managing Director & General Manager of Bank of Tokyo-Mitsubishi (Holland) N.V.
		January 2006	Managing Director & General Manager of Bank of Tokyo-Mitsubishi UFJ (Holland) N.V
		April 2008	Executive Officer of BTMU
		May 2008	Executive Officer of MUFG
		May 2010	Retired from Executive Officer of BTMU
Managing Officer of MUFG
		June 2010	Director of MUSHD (incumbent)
Managing Director of MUFG (incumbent)

Toshiro Toyoizumi (October 26, 1949)	Director	April 1973	Joined Mitsubishi Bank
		June 2001	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		May 2004	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		January 2006	Managing Executive Officer of BTMU
		June 2007	Managing Officer of MUFG
		April 2008	Senior Managing Executive Officer of BTMU
		May 2009	Retired from Managing Officer of MUFG
		June 2009	Deputy President of BTMU
		May 2010	Managing Officer of MUFG
		April 2011	Retired from Deputy President of BTMU
Retired from Managing Officer of MUFG
President & CEO of MUSHD (incumbent)
President & CEO of MUMSS (incumbent)
		June 2011	Director of MUFG (incumbent)

Shunsuke Teraoka (December 4, 1953)	Director	April 1976	Joined Toyo Trust Bank
		May 2002	Executive Officer of UFJ Trust Bank
		May 2004	Director and Executive Officer of UFJ Trust Bank
		May 2005	Director and Senior Executive Officer of UFJ Trust Bank
		October 2005	Managing Executive Officer of MUTB
		June 2008	Senior Managing Director of MUTB
		June 2010	Deputy President of MUTB (incumbent)
Director of MUFG (incumbent)

Tatsuo Wakabayashi (September 29, 1952)	Director	April 1977	Joined Mitsubishi Trust Bank
		June 2004	Director (Non-Board Member Director) of Mitsubishi Trust Bank
		October 2005	Executive Officer of MUTB
		June 2006	Managing Executive Officer of MUTB
		June 2008	Managing Director of MUTB
		June 2009	Senior Managing Director of MUTB (incumbent)
		June 2010	Managing Officer of MUFG
		June 2011	Director of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Takashi Oyamada (November 2, 1955)	Director	April 1979	Joined Mitsubishi Bank
		June 2005	Executive Officer of MTFG
Non-Board Member Director of Bank of Tokyo-Mitsubishi
		October 2005	Executive Officer of MUFG
		January 2006	Executive Officer of BTMU
		January 2009	Managing Executive Officer of BTMU
		June 2009	Managing Director of BTMU (incumbent)
Director of MUFG (incumbent)

Hiroyuki Noguchi (May 7, 1958)	Director	April 1981	Joined Tokai Bank
		January 2006	General Manager, Chiba-Chuo Commercial Banking Office of BTMU
		September 2006	General Manager, Shintomicho Commercial Banking Office of BTMU
		May 2009	General Manager, Nihonbashi-Chuo Commercial Banking Office of BTMU
		June 2009	Executive Officer of BTMU
		May 2011	Retired from Executive Officer of BTMU
		June 2011	Senior Executive Officer of MUSHD
Senior Executive Officer of MUMSS
Managing Director of MUMSS (incumbent)
Managing Director of MUSHD (incumbent)
Director of MUFG (incumbent)

Ryuji Araki (January 29, 1940)	Director	April 1962	Joined the Toyota Motor Co., Ltd.
		September 1992	Director, Member of the Board of TOYOTA MOTOR CORPORATION (TOYOTA)
		June 1997	Managing Director, Member of the Board of TOYOTA
		June 1999	Senior Managing Director, Member of the Board of TOYOTA
		June 2001	Vice President, Member of the Board and Representative Director of TOYOTA
		June 2002	Auditor of Aioi Insurance Company Limited. (Aioi Insurance)
		June 2005	Senior Advisor to the Board of TOYOTA
Chairman and Representative Director of Aioi Insurance
Chairman of TOYOTA FINANCIAL CORPORATION. (TFS)
		June 2007	Advisor of TFS
		June 2008	Advisor of TOYOTA (incumbent)
Advisor of Aioi Insurance
		June 2009	Retired from Advisor of TFS
Director of MUFG (incumbent)
		October 2010	Advisor of Aioi Nissay Dowa Insurance Co., Ltd. (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Kazuhiro Watanabe (May 19, 1947)	Director	April 1974	Public Prosecutor, Tokyo District Public Prosecutors Office
		July 1998	Assistant Vice-minister of Justice (Deputy Director-General for Criminal Affairs Bureau)
		April 2001	Public Prosecutor, Supreme Public Prosecutors Office
		January 2002	Chief Public Prosecutor, Nara District Public Prosecutors Office
		September 2004	Chief Public Prosecutor, Maebashi District Public Prosecutors Office
		September 2005	Chief Public Prosecutor, Nagoya District Public Prosecutors Office
		June 2007	Chief Public Prosecutor, Yokohama District Public Prosecutors Office
		July 2008	Superintending Prosecutor, Sapporo High Public Prosecutors Office
		July 2009	Retired from Superintending Prosecutor, Sapporo High Public Prosecutors Office
		September 2009	Attorney at Law Joined Dai-ichi Tokyo Bar Association
Professor of Law, Tokai University Law School (incumbent)
		June 2010	Director of MUFG (incumbent)
		January 2011	Attorney at Law of Higashimachi LPC (incumbent)

Takuma Otoshi (October 17, 1948)	Director	July 1971	Joined IBM Japan, Ltd. (IBM Japan)
		March 1994	Director of IBM Japan
		March 1997	Managing Director of IBM Japan
		December 1999	President of IBM Japan
		June 2004	Director of MTFG
		October 2005	Director of MUFG (incumbent)
		April 2008	President & Chairman of IBM Japan
		January 2009	Chairman of IBM Japan (incumbent)

The following table sets forth our corporate auditors as of July 1, 2011, together with their respective dates of birth, positions and experience:

Name (date of birth)	Position in MUFG	Business experience
Tetsuo Maeda (June 10, 1951)	Corporate Auditor (Full-Time)	April 1974	Joined Toyo Trust Bank
		May 2000	Executive Officer of Toyo Trust Bank
		January 2002	Executive Officer of UFJ Trust Bank
		May 2003	Senior Executive Officer of UFJ Trust Bank
		September 2004	Director and Senior Executive Officer of UFJ Trust Bank
		October 2005	Managing Director of MUTB
		June 2006	Senior Managing Director of MUTB
		June 2009	Retired from Senior Managing Director of MUTB
Corporate Auditor (Full-Time) of MUFG (incumbent)

Takehiko Nemoto (August 20, 1953)	Corporate Auditor (Full-Time)	April 1976	Joined Mitsubishi Bank
		June 2004	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		October 2005	Executive Officer of MUFG
		January 2006	Executive Officer of BTMU
		October 2008	Managing Executive Officer of BTMU
		May 2009	Managing Officer of MUFG
		June 2009	Managing Director of BTMU
		October 2010	Senior Managing Director of BTMU
		May 2011	Retired from Managing Officer of MUFG
		June 2011	Retired from Senior Managing Director of BTMU
Corporate Auditor (Full-Time) of MUFG (incumbent)

Tsutomu Takasuka (February 11, 1942)	Corporate Auditor	April 1967	Became a member of the Japanese Institute of Certified Public Accountants
		June 1985	Partner at Mita Audit Corporation
		February 1990	Partner at Tohmatsu & Co.
		September 2002	Resigned Tohmatsu & Co.
		April 2004	Professor, Department of Business Administration, Bunkyo Gakuin University
		October 2004	Full-time Corporate Auditor of Bank of Tokyo-Mitsubishi
		June 2005	Corporate Auditor of MTFG
		October 2005	Corporate Auditor of MUFG (incumbent)
		January 2006	Full-time Corporate Auditor of BTMU (incumbent)
		March 2010	Retired from Professor, Department of Business Administration, Bunkyo Gakuin University

Kunie Okamoto (September 11, 1944)	Corporate Auditor	June 1969	Joined Nippon Life Insurance Company (Nippon Life)
		July 1995	Director of Nippon Life
		March 1999	Managing Director of Nippon Life
		March 2002	Senior Managing Director of Nippon Life
		April 2005	President of Nippon Life
		June 2005	Corporate Auditor of UFJ Holdings
		October 2005	Corporate Auditor of MUFG (incumbent)
		April 2011	Chairman of Nippon Life (incumbent)

Name (date of birth)	Position in MUFG	Business experience
Yasushi Ikeda (April 18, 1946)	Corporate Auditor	April 1972	Admitted to the Bar Joined the Tokyo Bar Association
		April 1977	Partner of the law firm Miyake Imai & Ikeda (incumbent)
		June 2009	Corporate Auditor of MUFG (incumbent)

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

The aggregate amount of compensation paid, including benefits in kind granted and any contingent and deferred compensation but excluding retirement allowances paid, by MUFG and its subsidiaries during the fiscal year ended March 31, 2011 to our directors (excluding outside directors), to corporate auditors (excluding outside auditors) and to outside directors and auditors, was ¥1,032 million, ¥85 million and ¥101 million, respectively.

The following table sets forth the details of individual compensation paid, including benefits in kind granted but excluding retirement allowances paid, by MUFG and its subsidiaries in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2011:

Directors	Aggregate amount	Paid by	Compensation paid
			Annual salary	Stock options	Bonus
	(in millions of yen)
Katsunori Nagayasu	¥119	MUFG	¥12	¥6	¥5
		BTMU	45	28	23

Prior to June 28, 2007, in accordance with customary Japanese practice, when a director or corporate auditor retired, a proposal to pay a retirement allowance was submitted at the annual ordinary general meeting of shareholders for approval. The retirement allowance consisted of a one-time payment of a portion of the allowance paid at the time of retirement and periodic payments of the remaining amount for a prescribed number of years. After the shareholders’ approval was obtained, the retirement allowance for a director or corporate auditor was fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflected the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. MUFG did not set aside reserves for any retirement payments for directors and corporate auditors made under this practice. Pursuant to a one-time shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement, the aggregate amount of retirement allowance paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2011 to our directors (excluding outside directors), to corporate auditors (excluding outside auditors) and to outside directors and auditors, who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions, was ¥136 million, ¥2 million and nil, respectively.

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

As part of our compensation structure, on June 29, 2011, the board of directors adopted another stock-based compensation plan entitled “Fifth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 20, 2011, we allotted an aggregate of 7,740 stock acquisition rights to our directors and an aggregate of 1,160 stock acquisition rights to our corporate auditors for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 19, 2041, but only after the date on which a grantee’s service as a director, corporate auditor or officer terminates. The fair value of each stock acquisition right was ¥33,700.

UNBC Employee Equity-Based Incentive Plan

UNBC has a discretionary employee equity-based incentive plan under which selected employees of UNBC and its subsidiaries are paid some or a portion of annual bonuses in the form Restricted Share Units representing a right to receive American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs, each exchangeable for one share of MUFG common stock, from an independent trust established to administer the plan grants upon the satisfaction of vesting conditions as determined by the Executive Compensation and Benefits Committee of UNBC’s board of directors, consistent with the plan and pursuant to a Restricted Share Unit Agreement between UNBC and the grantees.

Unless otherwise provided in the relevant Restricted Share Unit Agreement, Restricted Share Units will become vested and nonforfeitable as follows: one-third (33-1/3%) of a grantee’s Restricted Share Units would vest on each one year anniversary of the date of the award such that all of the Restricted Share Units would be fully vested after three years from the date of the award so long as the grantee remains an employee of UNBC or its subsidiaries.

The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between UNBC and the trustee.

UNBC began granting Restricted Share Units in November 2010. As of June 30, 2011, 7,283,114 Restricted Share Units have been granted under the plan.

Share Ownership

As of June 30, 2011, our directors and corporate auditors held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Takamune Okihara	19,220
Kinya Okauchi	15,100
Katsunori Nagayasu	9,940
Tatsuo Tanaka	7,530
Nobuyuki Hirano	24,600
Taihei Yuki	28,830
Ichiro Hamakawa	4,000
Masao Hasegawa	57,100
Toshiro Toyoizumi	27,400
Shunsuke Teraoka	5,040
Tatsuo Wakabayashi	7,000
Takashi Oyamada	11,350
Hiroyuki Noguchi	5,200
Ryuji Araki	22,900
Kazuhiro Watanabe	0
Takuma Otoshi	3,000

Corporate Auditors	Number of Shares Registered
Tetsuo Maeda	62,330
Takehiko Nemoto	2,000
Tsutomu Takasuka	0
Kunie Okamoto	536
Yasushi Ikeda	0

C.	Board Practices

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

Internal Audit and Compliance Committee.    The internal audit and compliance committee, a majority of which is comprised of outside directors and specialists, deliberates important matters relating to internal audits, internal control of financial information, financial audits, compliance, corporate risk management, and other internal control systems. This committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. We aim to enhance the effectiveness of internal audit functions by utilizing the external view points provided by the internal audit and compliance committee members. The chairman of the internal audit and compliance committee is Ryuji Araki, who is an outside director. The other members of this committee are Kazuhiro Watanabe , an outside director, Yoshinari Tsutsumi, an attorney-at-law, Hideo Kojima, a certified public accountant, and Kinya Okauchi, a deputy chairman and the chief audit officer. The internal audit and compliance committee met thirteen times between April 2010 and March 2011.

Nomination and Compensation Committee.    The nomination and compensation committee, a majority of which is comprised of outside directors, deliberates matters relating to the appointment and dismissal of our directors and the directors of our subsidiaries, the compensation framework of our directors and the directors of our subsidiaries, as well as the compensation of our top management and the top management of our subsidiaries. The nomination and compensation committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. The chairman of the nomination and compensation committee is Takuma Otoshi , an outside director . The other members of this committee are Ryuji Araki and Kazuhiro Watanabe, who are also outside directors, and Katsunori Nagayasu, President and CEO. The nomination and compensation committee met seven times between April 2010 and March 2011.

For additional information on our board practices and the significant differences in corporate governance practices between MUFG and US companies listed on the New York Stock Exchange, see “—A. Directors and Senior Management” and “Item 16.G. Corporate Governance.”

D.	Employees

As of March 31, 2011, we had approximately 80,400 employees, an increase of approximately 1,400 employees compared with the number of employees as of March 31, 2010. In addition, as of March 31, 2011, we had approximately 32,600 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and in different locations as of March 31, 2011:

Business unit
Bank of Tokyo-Mitsubishi UFJ:
Retail Banking Business Unit	19%
Corporate Banking Business Unit	13
Global Business Unit	26
Global Markets Unit	1
Operations and Systems Unit	9
Corporate Center/Independent Divisions	2
Mitsubishi UFJ Trust and Banking Corporation:
Trust-Banking	5
Trust Assets	3
Real Estate	1
Global Markets	1
Administration and subsidiaries	3
Mitsubishi UFJ Securities Holdings:
Sales Marketing Business Unit	5
Global Investment Banking Business Unit	1
Global Markets Business Unit	1
International Business Unit	1
Corporate Center and Others	3
Mitsubishi UFJ NICOS:
Business Marketing Division	2
Credit Risk Management & Risk Assets Administration Division	1
Operations Division	1
Systems Division	0
Corporate Division	0
Others	2

100%

Location
Bank of Tokyo-Mitsubishi UFJ:
Japan	44%
United States	16
Europe	2
Asia/Oceania excluding Japan	8
Other areas	1
Mitsubishi UFJ Trust and Banking Corporation:
Japan	12
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities Holdings:
Japan	9
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	5
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	2

100%

Most of our employees are members of our employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.

E.	Share Ownership

The information required by this item is set forth in “—B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

Common Stock

As of March 31, 2011, we had 768,753 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2011, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Japan Trustee Services Bank, Ltd. (Trust account)(1)	850,123,600	6.00%
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	660,478,900	4.66
SSBT OD05 Omnibus Account—Treaty Clients	302,011,150	2.13
Nippon Life Insurance Company	271,322,953	1.91
The Bank of New York Mellon as Depositary Bank for DR Holders(2)	253,204,861	1.78
Japan Trustee Services Bank, Ltd. (Trust account 9)(1)	236,328,600	1.67
State Street Bank and Trust Company	233,211,189	1.64
Meiji Yasuda Life Insurance Company(3)	175,000,000	1.23
Toyota Motor Corporation	149,263,153	1.05
State Street Bank and Trust Company	146,358,371	1.03

Total	3,277,302,777	23.15%

Notes:
(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	An owner of record for our American depositary shares.
(3)	These shares are those held in a pension trust account with The Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Meiji Yasuda Life Insurance Company.

As of March 31, 2011, 383,402 shares, representing less than 0.01% of our outstanding common stock, were held by our directors and corporate auditors. Our major shareholders do not have different voting rights.

As of March 31, 2011, 1,922,645,291 shares, representing 13.58% of our outstanding common stock, were owned by 316 US shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 253,204,861 shares, or 1.78%, of our issued common stock.

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

The shareholders of our preferred stock, appearing on the register of shareholders as of March 31, 2011, and the number and the percentage of such shares held by each of them, were as follows:

First series of class 5 preferred stock

Name	Number of shares held	Percentage of total shares in issue
Nippon Life Insurance Company	40,000,000	25.64%
Meiji Yasuda Life Insurance Company	40,000,000	25.64
Taiyo Life Insurance Company	20,000,000	12.82
Daido Life Insurance Company	20,000,000	12.82
Tokio Marine & Nichido Fire Insurance Co., Ltd.	20,000,000	12.82
Nipponkoa Insurance Company, Limited	12,000,000	7.69
Aioi Nissay Dowa Insurance Co., Ltd.	4,000,000	2.56

Total	156,000,000	100%

Class 11 preferred stock

Name	Number of shares held	Percentage of total shares in issue
UFJ Trustee Services PVT. (Bermuda) Limited as the trustee of UFJ International Finance (Bermuda) Trust	1,000	100%

Total	1,000	100%

B.	Related Party Transactions

On June 30, 2011, we converted the convertible preferred stock issued to us by Morgan Stanley into shares of Morgan Stanley common stock, resulting in us holding approximately 22.4% of the voting rights in Morgan Stanley. Following the conversion of the preferred stock into common stock, Morgan Stanley is expected to be treated as an equity-method affiliate of MUFG in the future consolidated financial statements prepared by MUFG. In April 2011, MUSHD made a ¥30 billion capital injection into MUMSS. For a detailed discussion of the foregoing transactions, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2011, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

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

Legal Proceedings

From time to time, we are involved in various litigation matters and other legal proceedings, including regulatory actions. Although the final resolution of any such matters and proceedings could have a material effect on our consolidated operating results for a particular reporting period, based on our current knowledge and consultation with legal counsel, we believe the current litigation matters and other legal proceedings, when ultimately determined, will not materially affect our results of operations or financial position.

Distributions

Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. On June 29, 2011, we paid year-end dividends in the amount of ¥6 per share of common stock for the fiscal year ended March 31, 2011.

See “Item 10.B. Additional Information—Memorandum and Articles of Association” for additional information on our dividends policy.

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

	Price per share on the TSE		Price per ADS on the NYSE
	High	Low	High	Low
	(yen)		(US$)
Fiscal year ended March 31, 2007	1,950	1,260	16.75	11.01
Fiscal year ended March 31, 2008	1,430	782	11.72	7.95
Fiscal year ended March 31, 2009	1,173	377	11.11	3.71
Fiscal year ended March 31, 2010
First quarter	699	470	6.84	4.79
Second quarter	624	475	6.53	5.32
Third quarter	523	437	5.78	4.89
Fourth quarter	506	443	5.54	4.91
Fiscal year ended March 31, 2011
First quarter	520	399	5.56	4.48
Second quarter	440	386	5.06	4.52
Third quarter	446	364	5.42	4.50
Fourth quarter	476	321	5.68	4.44
February	476	421	5.66	5.19
March	468	321	5.68	4.44
Fiscal year ending March 31, 2012
April	402	367	4.80	4.36
May	404	367	4.98	4.43
June	393	355	4.88	4.40
July (through July 15)	419	389	5.18	4.87

B.	Plan of Distribution

Not applicable.

C.	Markets

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

As of June 29, 2011, our authorized common share capital was comprised of 33,000,000,000 shares of common stock with no par value.

As of March 31, 2011, a total of 14,150,894,620 shares of common stock (including 16,723,747 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.

As of June 29, 2011, we were authorized to issue 920,001,000 shares of preferred stock, including 120,000,000 shares of class 3 preferred stock, 400,000,000 shares of each of the first to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares), and 1,000 shares of class 11 preferred stock. As of March 31, 2011, we had 156,000,000 shares of first series class 5 preferred stock, and 1,000 shares of class 11 preferred stock issued and outstanding.

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

A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares became effective on January 5, 2009. Under the “Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks etc.,” a new central clearing system was established and the shares of all Japanese companies listed on any Japanese stock exchange are now subject to the new central clearing system. As of January 5, 2009, we were deemed to be a company which would no longer issue share certificates for our shares, and all existing share certificates for such shares have become automatically null and void, without us being required to collect those share certificates from shareholders. The transfer of such shares is effected through entry in the books maintained under the new central clearing system. Only shares that were deposited with the Japan Securities Depository Center as of January 5, 2009 are immediately transferable under the new central clearing system.

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

Unit Share (tan-gen kabu) System

We have adopted a unit share system, where 100 shares of either common or preferred stock shall each constitute a unit, as the amendment of our Articles of Incorporation to provide for such system was approved at the shareholders’ meetings on June 27 and 28, 2007.

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

Voting Rights

A holder of shares of our common stock is generally entitled to one voting right for each unit of common stock held. The following shares of common stock are not entitled to voting rights even when such shares constitute a whole unit, and such shares of common stock are not considered when determining whether a quorum exists for a shareholders’ meeting:

•	treasury stock;

•	shares held by a company in which we, we and our subsidiaries or our subsidiaries own 25% or more of the total voting rights; and

•	shares issued after the record date as a result of conversion of convertible stock, exercise of stock acquisition rights, and fractional shareholders becoming a shareholder of a whole unit share.

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

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our repurchased shares by a resolution of our board of directors. As of March 31, 2011, we (excluding our subsidiaries) owned 83,014 shares of treasury stock.

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

General

As of March 31, 2011, we were authorized under our Articles of Incorporation to issue five classes of preferred stock totaling 920,001,000 shares of preferred stock, including 120,000,000 shares of class 3 preferred stock, 400,000,000 shares of each of the first to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares) and 1,000 shares of class 11 preferred stock. Our preferred stock has equal preference over our shares of common stock with respect to dividend entitlements and distribution of assets upon our liquidation. However, holders of shares of our preferred stock are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our Articles of Incorporation. As of March 31, 2011, 156,000,000 shares of first series class 5 preferred stock and 1,000 shares of class 11 preferred stock had been outstanding, but there were no shares of class 3, 6 or 7 preferred stock outstanding. We may, at any time, following necessary authorization as described in the first paragraph under “Repurchase of Our Shares,” purchase and cancel, at fair value, any shares of preferred stock outstanding out of the distributable amount.

We may acquire shares of class 3, first to fourth series of class 5 and first to fourth series of class 6 preferred stock at our discretion pursuant to the terms and conditions provided by our Articles of Incorporation and the resolution of our board of directors. We may acquire outstanding shares, if any, of class 3 preferred stock at ¥2,500 per share, in whole or in part, on or after February 18, 2010. The provisions for acquisition of shares of first to fourth series of class 5 and first to fourth series of class 6 preferred stock will be determined by the board of directors at the time of issuance of such preferred stock. When issued, any holder of shares of first to fourth series of class 6 preferred stock or first to fourth series of class 7 preferred stock may request acquisition of shares of such preferred stock in exchange for shares of our common stock during the period determined by resolution of the board of directors adopted at the time of issuance of such shares of preferred stock. Any shares of first to fourth series of class 6 preferred stock or first to fourth series of class 7 preferred stock for which no request for acquisition in exchange for shares of our common stock is made during such period will be mandatorily acquired on the day immediately following the last day of such period (the “Mandatory Acquisition Date”) in the number obtained by dividing an amount equivalent to the subscription price per each relevant share of preferred stock by the average daily closing price of our common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Acquisition Date.

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

For more information, see “Item 7.A Major Shareholders and Related Party Transactions—Major Shareholders—Preferred Stock.”

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

For the purpose of Japanese tax law and the Convention between the Government of the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Convention”), a US holder of ADSs will be treated as the owner of the shares of our common stock underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of shares of our common stock or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before December 31, 2013 pursuant to Japanese tax law. After such date, the maximum withholding rate for US holders (as defined below), which is generally set at 10% of the gross amount distributed, shall be applicable pursuant to the Tax Convention.

The Tax Convention establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a US resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate for US holders (as defined below) is generally set at 10% of the gross amount distributed. However, the maximum rate is 5% of the gross amount distributed if the recipient is a corporation and owns directly or indirectly, on the date on which entitlement to the dividends is determined, at least 10% of the voting shares of the paying corporation. Furthermore, the amount distributed shall not be taxed if the recipient is (i) a pension fund which is a US resident, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund or (ii) a parent company with a controlling interest in the paying company and satisfies certain other requirements. US holders (as defined below) are urged to consult their own tax advisors with respect to their eligibility for benefits under the Tax Convention.

Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable. The rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before December 31, 2013 and 15% thereafter, except for dividends paid to any individual non-resident holder who holds 3% (5% on or before September 30, 2011) or more of our issued shares for which the applicable rate is 20%.

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

The US Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have beneficial ownership of the securities underlying the ADSs). Accordingly, the discussion on the creditability of Japanese taxes and the availability of the reduced rate of tax for dividends received by certain non-corporate US holders, each as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and us if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of the underlying shares. We are not aware of any intention to take any such actions, and accordingly, the remainder of this discussion assumes that holders of ADSs will be properly treated as beneficial owners of the underlying shares.

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

Taxation of Dividends

Subject to the application of the PFIC rules discussed below, US holders will include the gross amount of any distribution received with respect to shares or ADSs (before reduction for Japanese withholding taxes), to the extent paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes), as ordinary income in their gross income. As discussed below, for certain US holders, dividends may be eligible for a reduced rate of taxation. The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a US holder will not be eligible for the “dividends-received deduction” allowed to US corporations in respect of dividends received from other US corporations. To the extent that an amount received by a US holder exceeds such holder’s allocable share of our current earnings and profits, such excess will be applied first to reduce such holder’s tax basis in its shares or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares or ADSs. Then, to the extent such distribution exceeds such US holder’s tax basis, such excess will be treated as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with US federal income tax principles, and US holders should therefore assume that any distribution by us with respect to shares or ADSs will constitute ordinary dividend income. The amount of the dividend will be the US dollar value of the Japanese yen payments received. This value will be determined at the spot Japanese yen/US dollar rate on the date the dividend is received by the depositary in the case of US holders of ADSs, or by the shareholder in the case of US holders of shares, regardless of whether the dividend payment is in fact converted into US dollars at that time. If the Japanese yen received as a dividend are not converted into US dollars on the date of receipt, a US holder will have basis in such Japanese yen equal to their US dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the Japanese yen will generally be treated as US source ordinary income or loss. If the Japanese yen received as a dividend are converted into US dollars on the date of receipt, a US holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income.

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

Subject to applicable exceptions with respect to short-term and hedged positions, qualified dividends received by non-corporate US holders prior to January 1, 2013 from a qualified corporation may be eligible for reduced rates of taxation. Qualified corporations include those foreign corporations eligible for the benefits of a comprehensive income tax treaty with the United States that the US Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The Tax Convention meets these requirements. We believe that we are a qualified foreign corporation and that dividends received by US investors with respect to our shares or ADSs will be qualified dividends. Dividends received by US investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year are not qualified dividends.

Passive Foreign Investment Company Considerations

Special adverse US federal income tax rules apply if a US holder holds shares or ADSs of a company that is treated as a PFIC, for any taxable year during which the US holder held shares or ADSs. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income (the “income test”), or (ii) 50% or more of the average fair market value of its assets (determined quarterly) is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties, rents and certain gains from the sale of stock and securities. If a foreign corporation owns at least 25% (by value) of the stock of another corporation, the corporation will be treated, for purposes of the PFIC tests, as owning a proportionate share of the other corporation’s assets and receiving its proportionate share of the other corporation’s income. The determination of whether a foreign corporation is a PFIC is made annually.

Proposed Treasury regulations convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. Based upon these proposed Treasury regulations and upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ending March 31, 2011 because we did not meet either the income test or the asset test, although the proportion of our assets that produce or are held for the production of passive income increased as compared to earlier years. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2012 or any future taxable year due to changes in our income composition or relatively small changes in our asset composition. In addition, a decrease in the price of our shares may also result in our becoming a PFIC. Furthermore, there can be no assurance that the above-described proposed Treasury regulations will be finalized in their current form and, in any event, the application of the proposed Treasury regulations is not clear. If we were classified as a PFIC in any year during which a US holder owns shares or ADSs and the US holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a PFIC as to such US holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. US Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.

If we were classified as a PFIC for any taxable year during which a US holder holds our shares or ADSs, the US holder would generally not receive capital gains treatment upon the sale of the shares or ADSs and would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of the shares or ADSs or upon the receipt of certain distributions treated as “excess distributions,” unless the US holder makes the mark-to-market election described below. An excess distribution generally would be any distribution to a US holder with respect to shares or ADSs during a single taxable year that is greater than 125% of the average annual distributions received by a US holder with respect to shares or ADSs during the three preceding taxable years or, if shorter, during the US holder’s holding period for the shares or ADSs.

Mark-to-Market Election.    If the shares or ADSs are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such shares or ADSs would constitute “marketable stock” for purposes of the PFIC rules, and a US holder would not be subject to the foregoing PFIC rules if such holder made a mark-to-market election. After making such an election, the US holder generally would include as ordinary income each year during which the election is in effect and during which we are a PFIC the excess, if any, of the fair market value of our shares or ADSs at the end of the taxable year over such holder’s adjusted basis in such shares or ADSs. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A US holder also would be allowed to take an ordinary loss in respect of the excess, if any, of the holder’s adjusted basis in our shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A US holder’s tax basis in our shares or ADSs would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the shares or ADSs cease to qualify as “marketable stock” for purposes of the PFIC rules or the Internal Revenue Service consented to the revocation of the election. In the event that we are classified as a PFIC, US holders are urged to consult their tax advisors regarding the availability of the mark-to-market election, and whether the election would be advisable in the holder’s particular circumstances.

QEF Election.    The PFIC rules outlined above also would not apply to a US holder if such holder alternatively elected to treat us as a “qualified electing fund” or “QEF”. An election to treat us as a QEF will not be available, however, if we do not provide the information necessary to make such an election. We will not provide US holders with the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to our shares.

Notwithstanding any election made with respect to our shares, dividends received with respect to our shares will not constitute “qualified dividend income” if we are a PFIC in either the year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate described above in “—Taxation of Dividends.” Instead, such dividends would be subject to tax at ordinary income rates.

If a US holder owns shares or ADSs during any year in which we are a PFIC, the US holder must also file IRS Form 8621 regarding distributions received on the shares or ADSs, any gain realized on the shares or ADSs, and any “reportable election” in accordance with the instructions to such form. In addition, under recently enacted legislation, each US shareholder of a PFIC is required to file such annual information as is specified by the US Treasury Department, which has not yet enacted regulations or other authority specifying what information must be filed. US holders are urged to consult their own tax advisors concerning the US federal income tax consequences of holding Offered Shares if the Company were considered a PFIC in any taxable year.

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

In addition, for taxable years beginning after March 18, 2010, new legislation requires certain US holders who are individuals that hold certain foreign financial assets (which may include our shares or ADSs) to report information relating to such assets, subject to certain exceptions. US Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our shares and ADSs.

Additional Tax on Investment Income

For taxable years beginning after December 31, 2012, US Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, shares or ADSs, subject to certain limitations and exceptions.

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

The recent massive earthquake that struck the northeastern region of Japan on March 11, 2011 created unprecedented and extreme circumstances, including radiation leakage caused by the accidents at the Fukushima Daiichi Nuclear Power Plant, an electricity power supply shortage and a need for all companies in Japan, including us, to reduce their electricity consumption during the summer of 2011. We have initiated a comprehensive review of our existing business continuity plan to more effectively respond to these circumstances as well as further extreme scenarios, such as further radioactive contamination in the Tokyo metropolitan area and a sudden massive blackout in major metropolitan areas in Japan.

Implementation of Basel Regulation

Basel II, as adopted by the Japanese FSA, has been applied to Japanese banks since March 31, 2007. Basel II is a comprehensive regulatory framework based on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information. Based on the principles of Basel II, MUFG has adopted the Advanced Internal Ratings-Based Approach to calculate its capital requirements for credit risk since March 31, 2009. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to our overall capital requirements and a few subsidiaries have adopted a phased rollout of the internal ratings-based approach. MUFG has adopted the Standardized Approach to calculate its capital requirements for operational risk. As for market risk, MUFG has adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Method to calculate specific risk.

In response to the recent financial crisis, “Basel III” has been developed by the Basel Committee on Banking Supervision as a comprehensive set of reform measures designed to further strengthen the regulation, supervision and risk management of the banking sector. Among these measures, new capital standards are expected to be introduced in phases between calendar 2013 and 2015, and additional measures, such as new liquidity ratio and leverage ratio standards, are expected to be implemented in phases thereafter. In addition, in July 2011, the Basel Committee on Banking Supervision proposed additional loss absorbency requirements to supplement the common equity Tier I capital requirement ranging from 1% to 2.5% for global systemically important banks, depending on the bank’s systemic importance, to be phased in between January 2016 and December 2018. We intend to carefully monitor further developments with an aim to enhance our corporate value and maximize shareholder value by integrating the various strengths within the MUFG group.

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

Under our credit risk management system, each of our subsidiaries in the banking, securities, consumer finance, and leasing businesses, manages its respective credit risk on a consolidated basis based on the attributes of the risk, while the holding company oversees and manages credit risk on an overall group-wide basis. The holding company also convenes regular committee meetings to monitor credit risk management at banking subsidiaries and to issue guidance where necessary.

Each major banking subsidiary has in place a system of checks and balances in which a credit administration section that is independent of the business promotion sections screens individual transactions and manages the extension of credit. At the management level, regular meetings of the Credit & Investment Management Committee and related deliberative bodies ensure full discussion of important matters related to credit risk management. Besides such checks and balances and internal oversight systems, credit examination sections also undertake credit testing and evaluation to ensure appropriate credit risk management.

The following diagram summarizes the credit risk management framework for our major banking subsidiaries:

Credit Rating System

MUFG and its major banking subsidiaries use an integrated credit rating system to evaluate credit risk. The credit rating system consists primarily of borrower rating, facility risk rating, structured finance rating and asset securitization rating.

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

The following table sets forth our borrower grades:

Definition of MUFG Borrower Rating

MUFG Borrower Rating	MUFG Borrower Rating Definition
1	The capacity to meet financial commitments is extremely certain, and the borrower has the highest level of creditworthiness.
2	The capacity to meet financial commitments is highly certain, but there are some elements that may result in lower creditworthiness in the future.
3	The capacity to meet financial commitments is sufficiently certain, but there is the possibility that creditworthiness may fall in the long run.
4	There are no problems concerning the capacity to meet financial commitments, but there is the possibility that creditworthiness may fall in the long run.
5	There are no problems concerning the capacity to meet financial commitments, and creditworthiness is in the middle range.
6	There are no problems concerning the capacity to meet financial commitments presently, but there are elements that require attention if the situation changes.
7	There are no problems concerning the capacity to meet financial commitments presently, but long-term stability is poor.
8	There are no problems concerning the capacity to meet financial commitments presently, but long-term stability is poor, and creditworthiness is relatively low.
9	The capacity to meet financial commitments is somewhat poor, and creditworthiness is the lowest among “Normal” customers.
10 through 12	Borrowers who must be closely monitored because of the following business performance and financial conditions:
(1) Borrowers who have problematic business performance, such as virtually delinquent principal repayment or interest payment;
(2) Borrowers whose business performance is unsteady, or who have unfavorable financial conditions;
(3) Borrowers who have problems with loan conditions, for whom interest rates have been reduced or shelved.
10	Although business problems are not serious or their improvement is seen to be remarkable, there are elements of potential concern with respect to the borrower’s management, and close monitoring is required.
11	Business problems are serious, or require long-term solutions. Serious elements concerning business administration of the borrower have emerged, and subsequent debt repayment needs to be monitored closely.
12	Borrowers who fall under the criteria of Rating 10 or 11 and have “Restructured Loans”. Borrowers who have “Loans contractually past due 90 days or more”. (As a rule, delinquent borrowers are categorized as “Likely to Become Bankrupt,” but the definition here applies to borrowers delinquent for 90 days or more because of inheritance and other special reasons.)
13	Borrowers who pose a serious risk with respect to debt repayment, loss is likely to occur in the course of transactions. While still not bankrupt, these borrowers are in financial difficulty, with poor progress in achieving restructuring plans, and are likely to become bankrupt in the future.
14	While not legally bankrupt, borrowers who are considered to be virtually bankrupt because they are in serious financial difficulty and have no prospects for an improvement in their business operations.
15	Borrowers who are legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, or filing for legal liquidation).

The Japanese regulatory authorities require Japanese banks to categorize borrowers as follows:

•	Normal borrowers (generally corresponding to borrowers in categories 1 through 9 in our ratings), which are borrowers that are performing well, with no significant financial concerns;

•

Borrowers requiring close watch (generally corresponding to borrowers in categories 10 through 12 in our ratings), which include loans that have been amended to allow for delays or forgiveness of interest payments, borrowers experiencing difficulty in complying with loan terms and conditions and borrowers that are recording losses or performing badly;

•

Borrowers likely to become bankrupt (generally corresponding to borrowers in category 13 in our ratings), which relate to borrowers who pose a serious risk with respect to debt repayment, loss is likely to occur in the course of transactions. While still not bankrupt, these borrowers are in financial difficulty, with poor progress in achieving restructuring plans, and are likely to become bankrupt in the future;

•

Virtually bankrupt borrowers (generally corresponding to borrowers in category 14 in our ratings), which are not legally bankrupt, but borrowers who are considered to be virtually bankrupt because they are in serious financial difficulty and have no prospects for an improvement in their business operations; and

•

Bankrupt borrowers or de facto bankrupt borrowers (generally corresponding to borrowers in category 15 in our ratings), which are borrowers who are legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, or filing for legal liquidation) proceedings.

The primary data utilized in our assessment of borrowers include the borrower’s financial statements and notes thereto as well as other public disclosure made by the borrower. In addition, when appropriate and possible, we obtain non-public financial and operating information from borrowers, such as the borrower’s business plan, borrower’s self-evaluation of its operating assets and other borrower information about its business and products.

Based on the borrower and industry information, we assign borrower ratings mainly by applying financial scoring models—either developed internally or by third party vendors, depending on the borrower’s attributes, whether the borrower is domestic or foreign, whether the borrower is a large corporation or small and medium-sized corporation, and whether the borrower is corporate entity or another type of legal entities (school, hospital, fund, etc.).

For example, for domestic small and medium-sized corporations, which constitute the largest borrower attribute in our current loan portfolio in terms of number of borrowers, we have adopted an internally developed financial scoring model, exclusively designed and developed for such attribute. We have carefully selected various financial ratios that we believe to be useful and meaningful to quantitatively measure and assess the borrowers’ financial standings and repayment capability. Such financial ratios represent, among other things, borrowers’ growth, profitability, stability, cash flow, company size and capital efficiency. The model is periodically validated against historical results. The following is an illustration of some of the financial ratio we utilize as part of our financial scoring model:

•	To measure growth: Sales growth, and growth in total assets;

•	To measure profitability: Current profit to sales, and profit before tax to sales; and

•	To measure stability: Equity ratio and current ratio.

The financial score obtained through the models is reviewed and when necessary, adjusted downward to reflect our qualitative assessment of the borrower’s financial strength and other factors that could affect the borrower’s ability to service the debt. For example, we take into account: capability of turning around the business (in case of borrowers with losses) or recovering positive net worth (in case of borrowers with negative net worth), industry risk, management risk, legal risk, as well as our assessment of the probability of receiving support from parent companies (if the borrower is a subsidiary of a large listed company).

When adjusting the results of primary financial scoring assigned to borrowers with losses, we consider the severity of losses and the possibility of improving operating results. We analyze and assess whether the loss is temporary, the trend in operating results is improving, or the loss is expected to continue for an extended period. When adjusting the results of primary financial scoring assigned to borrowers with losses or borrowers with negative net worth, we also analyze whether the borrower can return to a positive net worth, and the time period needed to achieve such recovery (one to two years, three to five years, or five years or more).

In addition, adjustments based on industry risk are based on future prospects, applicable laws and regulations, and other factors surrounding the industry. Adjustments for management risk reflect our assessment of management’s track record, the composition of the management team including the board of directors, any succession management plan as well as the risk management and compliance framework of the borrower. Adjustments for legal risk are made when the borrower is facing a lawsuit and when there is a possibility of a significant claim payment related to product liability, intellectual property, environmental problems, building standard law, and other legal issues.

When assessing the probability of receiving support from parent companies, various factors are examined, such as the parent company’s credit standings, whether key management personnel are sent by the parent, whether the borrower is consolidated by the parent, and the proportion of the borrower in consolidated sales and/or profits of the parent.

In addition, we consider outside ratings, and its internal borrower ratings may be adjusted when deemed appropriate.

Facility risk rating

Facility risk rating is used to evaluate and classify the quality of individual credit facilities, including guarantees and collateral. Ratings are assigned by quantitatively measuring the estimated loss rate of a facility in the event of a default.

Structured finance rating and asset securitization rating

Structured finance rating and asset securitization rating are also used to evaluate and classify the quality of individual credit facilities, including guarantees and collateral, and focus on the structure, including the applicable credit period, of each credit facility. In evaluating the debt service potential of a credit facility, we scrutinize its underlying structure to determine the likelihood of the planned future cash flows being achieved.

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

We hold shares of various corporate clients for strategic purposes, in particular to maintain long-term relationships with these clients. These investments have the potential to increase business revenue and appreciate in value. At the same time, we are exposed to the risk of price fluctuation in the Japanese stock market. For that reason, in recent years, it has been a high priority for us to reduce our equity portfolio to limit the risks associated with holding a large equity portfolio, but also to comply with a regulatory framework that prohibits Japanese banks from holding an amount of shares in excess of their adjusted Tier I capital after September 2006.

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2011 was subject to a variation of approximately ¥4.05 billion when TOPIX index moves one point in either direction.

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

Market Risk Management System of Our Major Subsidiaries

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

As part of our market risk management activities, we use certain derivative financial instruments to manage our interest rate and currency exposures. We maintain an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. We enter into interest rate swaps and other contracts as part of our interest rate risk management strategy primarily to alter the interest rate sensitivity of our loans, investment securities and deposit liabilities. Our principal objectives in risk management include asset and liability management. Asset and liability management is viewed as one of the methods for us to manage our interest rate exposures on interest-earning assets and interest-bearing liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow us to effectively manage our interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. We enter into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

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

In calculating VaR using the HS method, we have implemented an integrated market risk measurement system throughout the Group. Our major subsidiaries calculate their VaR based on the risk and market data prepared by the information systems of their front offices and other departments. The major subsidiaries provide this risk data to the holding company, which calculates overall VaR, taking into account the diversification effect among all portfolios of the major subsidiaries.

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

Summaries of Market Risks (Fiscal Year Ended March 31, 2011)

Trading activities

The aggregate VaR for our total trading activities as of March 31, 2011 was ¥18.17 billion, comprising interest rate risk exposure of ¥20.15 billion, foreign exchange risk exposure of ¥3.81 billion, and equity-related risk exposure of ¥0.51 billion. Compared with the VaR as of March 31, 2010, we experienced an increase in market risk during the fiscal year ended March 31, 2011, primarily due to an increase in yen interest rate risk.

Our average daily VaR for the fiscal year ended March 31, 2011 was ¥16.07 billion. Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 64%, foreign exchange risk for approximately 28% and equity-related risk for approximately 6%, of our total trading activity market risks.

Due to the nature of trading operations which involves frequent changes in trading positions, market risk varied substantially during the fiscal year, depending on our trading positions.

The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2009—March 31, 2010	Average	Maximum(1)	Minimum(1)	March 31, 2010
	(in billions)
MUFG	¥18.02	¥25.66	¥11.29	¥17.06
Interest rate	16.36	22.06	11.90	18.08
Yen	11.81	17.49	7.57	11.61
US Dollars	6.30	11.72	3.36	11.31
Foreign exchange	5.11	10.36	1.70	4.05
Equities	2.93	8.05	0.90	1.94
Commodities	0.50	0.93	0.20	0.61
Less diversification effect	(6.88)	—	—	(7.62)

April 1, 2010—March 31, 2011	Average	Maximum(1)	Minimum(1)	March 31, 2011
	(in billions)
MUFG	¥16.07	¥25.22	¥12.15	¥18.17
Interest rate	15.54	20.15	12.36	20.15
Yen	8.46	13.51	5.27	11.32
US Dollars	8.49	11.78	5.97	9.01
Foreign exchange	6.75	16.89	0.29	3.81
Equities	1.56	3.62	0.27	0.51
Commodities	0.57	1.28	0.22	0.59
Less diversification effect	(8.35)	—	—	(6.89)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2011 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2010	¥15.73
July—September 2010	14.55
October—December 2010	16.66
January—March 2011	17.39

The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of trading business. During the fiscal year ended March 31, 2011, the revenue from our trading activities has been relatively stable, keeping positive numbers in 192 days out of 261 trading days in the period. During the same period, there were 66 days with positive revenue exceeding ¥1 billion and 13 days with negative revenue exceeding minus ¥1 billion.

Non-trading Activities

The aggregate VaR for our total non-trading activities as of March 31, 2011, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥559.9 billion. Market risks related to interest rates equaled ¥524.1 billion and equities-related risks equaled ¥159.3 billion. Compared with the VaR for MUFG at March 31, 2010, the increase in the overall market risk was ¥104.2 billion. Market risks related to interest rates increased ¥93.2 billion. Equity related risks increased ¥12.2 billion.

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 77% of our total non-trading activity market risks. Looking at a breakdown of interest rate related risk by currency, at March 31, 2011, the yen accounted for approximately 41% while the US dollar accounted for approximately 51%.

The following table shows the VaR related to our non-trading activities by risk category for the fiscal year ended March 31, 2011:

April 1, 2010—March 31, 2011	Average	Maximum(1)	Minimum(1)	March 31, 2011
	(in billions)
Interest rate	¥514.6	¥607.6	¥424.9	¥524.1
Yen	235.8	274.1	179.1	257.5
US Dollars	326.7	422.2	259.3	324.2
Foreign exchange	0.1	0.8	0.0	0.0
Equities	138.8	187.4	89.9	159.3
Total(1)	541.7	629.7	451.1	559.9

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall for each category and in total were taken from different days. The equities-related risk figures do not include market risk exposure from our strategic equity portfolio. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2011 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2010	¥481.78
July—September 2010	540.55
October—December 2010	574.01
January—March 2011	570.74

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2011 against that as of March 31, 2010, there were a 5 percentage point increase in Japanese yen from 36% to 41%, a 5 percentage point decrease in Euro from 13% to 8%, and no change in US dollar at 51%.

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

Actual losses never exceeded VaR in the fiscal year ended March 31, 2011. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.

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

In light of increased market volatility since the second half of calendar 2007, we have implemented additional tests under various stress scenarios to supplement VaR and are applying the test results to risk management.

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

Operational Risk Management System of Our Major Banking Subsidiaries

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

Operational Risk Management Framework

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

In addition, as we expand the geographic scope of our business globally, we are increasingly committed to keeping abreast with developments in laws and regulations of the jurisdictions in which we operate, including anti-money laundering and anti-bribery, etc. We continue to work to ensure an appropriate compliance structure globally across the MUFG Group to enable sound and appropriate business management both in Japan and abroad.

Ethical Framework

1. Establishment of trust

We will remain keenly aware of the Group’s social responsibilities and public mission and will exercise care and responsibility in the handling of customer and other information.

By conducting sound and appropriate business operations and disclosing corporate information in a timely and appropriate manner, we will seek to establish enduring public trust in the Group.

2. Putting customers first

We will always consider our customers, and through close communication will endeavor to satisfy them and gain their support by providing financial services that best meet their needs.

3. Strict observance of laws, regulations and internal rules

We will strictly observe applicable laws, regulations and internal rules, and will conduct our business in a fair and trustworthy manner that conforms to societal norms. As a global comprehensive financial group, we will also respect internationally accepted standards.

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

The holding company and each major subsidiary have also established voluntary committees, such as an Internal Audit and Compliance Committee, where members from outside the Group account for a majority, and a Group Compliance Committee. Through these measures, we have established a structure for deliberating key issues related to compliance. Additionally, the holding company has the Group Chief Compliance Officer, or CCO, Committee which deliberates important matters related to compliance and compliance-related issues for which the Group should share a common understanding.

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

Group CCO Committee

The Group CCO Committee consists of the CCO of the holding company as the committee chairman and the CCOs of the major subsidiaries.

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

Compliance Framework

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

•

No information regarding the identity of the informant will be passed on to third parties without the approval of the informant him-or herself. However, this excludes instances where disclosure is legally mandated, or to the extent that the information is necessary for surveys or reports, when data may be passed on following the removal of the informant’s name.

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

Independence of Internal Audit Divisions

To strengthen the respective boards of directors’ monitoring and supervision of operational execution status and to enhance the independence of the internal audit divisions, the holding company and the major subsidiaries have established internal audit and compliance committees. These committees receive reports from the internal audit divisions on important matters, including the results of the internal audits and basic policies for planning internal audits. The deliberations of the internal audit and compliance committees concerning such matters are then reported to the respective boards of directors.

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

Fees Waived by the Depositary for the Fiscal Year Ended March 31, 2011

For the fiscal year ended March 31, 2011, the Depositary waived $134,737.58 of standard out-of-pocket maintenance costs for the ADRs, which consisted of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls.

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

Disclosure Controls and Procedures.

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer, or CEO, and the Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as of the end of the period covered by this Annual Report.

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2011.

Management’s Annual Report on Internal Control Over Financial Reporting.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2011 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2011.

The effectiveness of our internal control over financial reporting as of March 31, 2011 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 169.

Changes in Internal Control Over Financial Reporting.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The MUFG Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the MUFG Group’s internal control over financial reporting based on our audit.

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

In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the MUFG Group as of March 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity from nonowner sources, equity, and cash flows for each of the three years in the period ended March 31, 2011 (all expressed in Japanese Yen)

and our report dated July 28, 2011 expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to (i) the restatement of the parenthetic note to Trading account assets in the consolidated balance sheet at March 31, 2010 as discussed in Note 8 to the consolidated financial statements, (ii) the restatements of certain information in the disclosures of pledged assets and collateral, regulatory capital requirements, and variable interest entities as discussed in Notes 8, 19 and 23 to the consolidated financial statements, and (iii) the changes in methods of accounting for (a) defined benefit pension and other post retirement plans (measurement date provision), (b) fair value measurements, (c) fair value option for financial assets and financial liabilities, (d) noncontrolling interests, (e) other-than-temporary impairments on investment securities, and (f) consolidation of variable interest entities all described in Note 1 to the consolidated financial statements.

/s/ Deloitte Touche Tohmatsu LLC

DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

July 28, 2011

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

A copy of the sections of our ethical framework and code of conduct, compliance rules, compliance manual, and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B. of Form 20-F) is attached as Exhibit 11 to this Annual Report. The code of ethics has been amended to emphasize certain fundamental principles and to reorganize and improve its presentation as part of our ongoing effort to enhance our corporate governance framework. For a detailed discussion of our current compliance structure, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Compliance.” No waivers of the ethical framework and code of conduct, compliance rules, compliance manual and rules of employment have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ended March 31, 2011.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu LLC

The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2010 and 2011 are presented in the following table:

	2010	2011
	(in millions)
Audit fees	¥5,100	¥5,373
Audit-related fees	210	368
Tax fees	252	201
All other fees	39	—

Total	¥5,601	¥5,942

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were less than 0.1% of the total fees for each of the fiscal years ended March 31, 2010 and 2011.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2010	7,765	¥501.70	—	—
May 1 to May 31, 2010	4,161	476.31	—	—
June 1 to June 30, 2010	3,146	431.75	—	—
July 1 to July 31, 2010	3,837	408.85	—	—
August 1 to August 31, 2010	3,991	424.89	—	—
September 1 to September 30, 2010	3,588	408.54	—	—
October 1 to October 31, 2010	4,009	391.26	—	—
November 1 to November 30, 2010	5,653	391.41	—	—
December 1 to December 31, 2010	17,563	427.21	—	—
January 1 to January 31, 2011	8,129	446.91	—	—
February 1 to February 28, 2011	3,623	449.68	—	—
March 1 to March 31, 2011	3,057	435.07	—	—

Total	68,522	435.52	—	—

Note:
(1)	All of the purchased shares were shares constituting less than one unit (100 shares) purchased from registered holders of such shares at the current market price of those shares.

We did not make any purchases of our shares other than the above for the fiscal year ended March 31, 2011.

In connection with UNBC’s employee equity-based incentive plan, 14,040 ADSs were purchased by the trustee of the independent trust in the fiscal year ended March 31, 2011. For a discussion of UNBC’s employee equity-based incentive plan, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

As of June 30, 2011, MUFG has three outside directors as members of its board of directors. Under the Company Law, an “outside director” is defined as a director who has not served as an executive director (gyomu shikko torishimariyaku), executive officer (shikkoyaku), manager (shihainin) or any other type of employee of the relevant company or any of its subsidiaries prior to his or her appointment.

For MUFG and other large Japanese companies employing a corporate governance system based on a board of corporate auditors, the Company Law has no requirement for independent directors or similar requirement with respect to directors. Tokyo Stock Exchange rules require listed companies, including MUFG, to identify at least one individual who the company believes will unlikely have a conflict of interests with general shareholders and have such individual serve as an independent director or corporate auditor.

For companies employing the corporate auditor system such as MUFG, the task of overseeing the management of the company is assigned to the corporate auditors as well as the board of directors. At least half of the corporate auditors are required to be an “outside corporate auditor”.

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

As of June 30, 2011, MUFG had five corporate auditors, three of whom are outside corporate auditors.

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

MUFG has also adopted a code of ethics, compliance rules and a compliance manual which it believes are compliant with the requirements for a Code of Ethics as set forth under Section 406 of the US Sarbanes-Oxley Act. MUFG has disclosed the relevant sections of its code of ethics, compliance rules and compliance manual as an exhibit to this Annual Report. No exemptions from MUFG’s code of ethics, compliance rules or compliance manual were granted to its directors or executives during the fiscal year ended March 31, 2011.

7. A NYSE-listed US company must hold regularly scheduled executive sessions where participants are limited to non-management directors.

Under the Company Law, Japanese corporations are not obliged to hold executive sessions where participants are limited to non-management directors. Such executive sessions are also not required under MUFG’s internal corporate governance rules.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit	Description
1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English translation)*

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English Translation)*

2(a)	Form of American Depositary Receipt.**

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.**

4(a)	Integration and Investment Agreement, dated as of March 30, 2010, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.***

4(b)	Transaction Agreement, dated as of April 21, 2011, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.

4(c)	Amended and Restated Investor Agreement, dated as of June 30, 2011, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Ethical framework and code of conduct, compliance rules, compliance manual and rules of employment of Mitsubishi UFJ Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of independent registered public accounting firm.

Exhibit	Description
101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 2, 2009.
**	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 28, 2006.
***	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on August 16, 2010.

SELECTED STATISTICAL DATA

Due to close integration of our foreign and domestic activities, it is difficult to make a precise determination of the assets, liabilities, income and expenses of our foreign operations. The foreign operations as presented include the business conducted by overseas subsidiaries and branches, and the international business conducted by the several international banking-related divisions headquartered in Japan. Our management believes that the results appropriately represent our domestic and foreign activities.

I. Distribution	of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2009, 2010 and 2011. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2009			2010			2011
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥644,550	¥11,900	1.85%	¥894,396	¥4,177	0.47%	¥844,158	¥2,334	0.28%
Foreign	5,103,530	112,932	2.21	3,734,585	22,520	0.60	4,155,697	26,854	0.65

Total	5,748,080	124,832	2.17	4,628,981	26,697	0.58	4,999,855	29,188	0.58

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	5,264,909	30,626	0.58	5,051,284	9,240	0.18	2,605,457	4,689	0.18
Foreign	6,846,958	248,114	3.62	6,062,075	26,324	0.43	7,795,164	56,498	0.72

Total	12,111,867	278,740	2.30	11,113,359	35,564	0.32	10,400,621	61,187	0.59

Trading account assets:
Domestic	7,305,737	72,511	0.99	7,601,584	56,612	0.74	7,570,433	54,525	0.72
Foreign	13,556,131	388,023	2.86	12,721,988	251,346	1.98	12,284,124	250,689	2.04

Total	20,861,868	460,534	2.21	20,323,572	307,958	1.52	19,854,557	305,214	1.54

Investment securities(1):
Domestic	31,950,811	352,235	1.10	40,039,924	293,874	0.73	51,269,029	305,405	0.60
Foreign	2,411,191	121,092	5.02	3,855,490	179,706	4.66	6,062,278	185,132	3.05

Total	34,362,002	473,327	1.38	43,895,414	473,580	1.08	57,331,307	490,537	0.86

Loans(2) :
Domestic	76,520,426	1,607,122	2.10	74,242,963	1,347,611	1.82	68,633,228	1,157,071	1.69
Foreign	23,638,502	951,239	4.02	21,261,004	567,094	2.67	19,153,409	507,750	2.65

Total	100,158,928	2,558,361	2.55	95,503,967	1,914,705	2.00	87,786,637	1,664,821	1.90

Total interest-earning assets:
Domestic	121,686,433	2,074,394	1.70	127,830,151	1,711,514	1.34	130,922,305	1,524,024	1.16
Foreign	51,556,312	1,821,400	3.53	47,635,142	1,046,990	2.20	49,450,672	1,026,923	2.08

Total	173,242,745	3,895,794	2.25	175,465,293	2,758,504	1.57	180,372,977	2,550,947	1.41

Non-interest-earning assets:
Cash and due from banks	2,922,401			2,846,828			2,757,581
Other non-interest-earning assets	21,240,425			18,456,550			22,959,330
Allowance for credit losses	(1,191,181)			(1,206,599)			(1,304,631)

Total non-interest-earning assets	22,971,645			20,096,779			24,412,280

Total assets	¥196,214,390			¥195,562,072			¥204,785,257

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields of an insignificant amount.

	Fiscal years ended March 31,
	2009			2010			2011
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥95,431,983	¥381,109	0.40%	¥95,634,273	¥220,073	0.23%	¥97,986,094	¥136,243	0.14%
Foreign	16,459,276	355,347	2.16	19,182,441	133,796	0.70	19,787,919	119,947	0.61

Total	111,891,259	736,456	0.66	114,816,714	353,869	0.31	117,774,013	256,190	0.22

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	11,263,438	89,694	0.80	10,938,556	21,632	0.20	10,437,839	27,043	0.26
Foreign	7,395,052	285,182	3.86	7,850,081	37,599	0.48	8,643,969	45,616	0.53

Total	18,658,490	374,876	2.01	18,788,637	59,231	0.32	19,081,808	72,659	0.38

Due to trust account—Domestic	1,479,736	6,843	0.46	1,683,607	6,119	0.36	674,622	807	0.12

Other short-term borrowings and trading account liabilities:
Domestic	7,289,639	82,807	1.14	6,513,029	43,840	0.67	8,084,897	40,445	0.50
Foreign	3,599,444	87,717	2.44	2,553,648	21,914	0.86	2,286,431	22,384	0.98

Total	10,889,083	170,524	1.57	9,066,677	65,754	0.73	10,371,328	62,829	0.61

Long-term debt:
Domestic	9,251,228	160,773	1.74	9,661,842	168,256	1.74	9,724,767	166,190	1.71
Foreign	3,915,063	149,917	3.83	4,138,886	121,171	2.93	3,718,126	111,998	3.01

Total	13,166,291	310,690	2.36	13,800,728	289,427	2.10	13,442,893	278,188	2.07

Total interest-bearing liabilities:
Domestic	124,716,024	721,226	0.58	124,431,307	459,920	0.37	126,908,219	370,728	0.29
Foreign	31,368,835	878,163	2.80	33,725,056	314,480	0.93	34,436,445	299,945	0.87

Total	156,084,859	1,599,389	1.02	158,156,363	774,400	0.49	161,344,664	670,673	0.42

Non-interest-bearing liabilities	32,060,269			29,544,432			34,452,248

Total equity	8,069,262			7,861,277			8,988,345

Total liabilities and equity	¥196,214,390			195,562,072			204,785,257

Net interest income and interest rate spread		¥2,296,405	1.23%		¥1,984,104	1.08%		¥1,880,274	0.99%

Net interest income as a percentage of total interest-earning assets			1.33%			1.13%			1.04%

The percentage of total average assets attributable to foreign activities was 30.1%, 28.7% and 28.9%, respectively, for the fiscal years ended March 31, 2009, 2010 and 2011.

The percentage of total average liabilities attributable to foreign activities was 31.0%, 29.3% and 29.4%, respectively, for the fiscal years ended March 31, 2009, 2010 and 2011.

Analysis of Net Interest Income

The following table shows changes in our net interest income by changes in volume and by changes in rate for the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009 and the fiscal year ended March 31, 2011 compared to the fiscal year ended March 31, 2010.

	Fiscal year ended March 31, 2009 versus fiscal year ended March 31, 2010			Fiscal year ended March 31, 2010 versus fiscal year ended March 31, 2011
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥3,436	¥(11,159)	¥(7,723)	¥(223)	¥(1,620)	¥(1,843)
Foreign	(24,356)	(66,056)	(90,412)	2,651	1,683	4,334

Total	(20,920)	(77,215)	(98,135)	2,428	63	2,491

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	(1,195)	(20,191)	(21,386)	(4,404)	(147)	(4,551)
Foreign	(25,557)	(196,233)	(221,790)	9,033	21,141	30,174

Total	(26,752)	(216,424)	(243,176)	4,629	20,994	25,623

Trading account assets:
Domestic	2,834	(18,733)	(15,899)	(231)	(1,856)	(2,087)
Foreign	(22,650)	(114,027)	(136,677)	(8,796)	8,139	(657)

Total	(19,816)	(132,760)	(152,576)	(9,027)	6,283	(2,744)

Investment securities(2):
Domestic	76,330	(134,691)	(58,361)	73,129	(61,598)	11,531
Foreign	67,878	(9,264)	58,614	80,726	(75,300)	5,426

Total	144,208	(143,955)	253	153,855	(136,898)	16,957

Loans:
Domestic	(46,665)	(212,846)	(259,511)	(98,091)	(92,449)	(190,540)
Foreign	(88,261)	(295,884)	(384,145)	(55,892)	(3,452)	(59,344)

Total	(134,926)	(508,730)	(643,656)	(153,983)	(95,901)	(249,884)

Total interest income:
Domestic	34,740	(397,620)	(362,880)	(29,820)	(157,670)	(187,490)
Foreign	(92,946)	(681,464)	(774,410)	27,722	(47,789)	(20,067)

Total	¥(58,206)	¥(1,079,084)	¥(1,137,290)	¥(2,098)	¥(205,459)	¥(207,557)

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Fiscal year ended March 31, 2009 versus fiscal year ended March 31, 2010			Fiscal year ended March 31, 2010 versus fiscal year ended March 31, 2011
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥806	¥(161,842)	¥(161,036)	¥5,287	¥(89,117)	¥(83,830)
Foreign	50,975	(272,526)	(221,551)	4,116	(17,965)	(13,849)

Total	51,781	(434,368)	(382,587)	9,403	(107,082)	(97,679)

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	(2,515)	(65,547)	(68,062)	(1,030)	6,441	5,411
Foreign	16,539	(264,122)	(247,583)	3,995	4,022	8,017

Total	14,024	(329,669)	(315,645)	2,965	10,463	13,428

Due to trust account—Domestic	864	(1,588)	(724)	(2,506)	(2,806)	(5,312)

Other short-term borrowings and trading account liabilities:
Domestic	(8,077)	(30,890)	(38,967)	9,264	(12,659)	(3,395)
Foreign	(20,374)	(45,429)	(65,803)	(2,431)	2,901	470

Total	(28,451)	(76,319)	(104,770)	6,833	(9,758)	(2,925)

Long-term debt:
Domestic	7,150	333	7,483	1,091	(3,157)	(2,066)
Foreign	8,176	(36,922)	(28,746)	(12,595)	3,422	(9,173)

Total	15,326	(36,589)	(21,263)	(11,504)	265	(11,239)

Total interest expense:
Domestic	(1,772)	(259,534)	(261,306)	12,106	(101,298)	(89,192)
Foreign	55,316	(618,999)	(563,683)	(6,915)	(7,620)	(14,535)

Total	¥53,544	¥(878,533)	¥(824,989)	¥5,191	¥(108,918)	¥(103,727)

Net interest income:
Domestic	¥36,512	¥(138,086)	¥(101,574)	¥(41,926)	¥(56,372)	¥(98,298)
Foreign	(148,262)	(62,465)	(210,727)	34,637	(40,169)	(5,532)

Total	¥(111,750)	¥(200,551)	¥(312,301)	¥(7,289)	¥(96,541)	¥(103,830)

Note:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.	Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2009, 2010 and 2011:

	At March 31,
	2009			2010			2011
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in millions)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥23,846,153	¥23,892,774	¥46,621	¥39,431,089	¥39,432,861	¥1,772	¥44,756,826	¥44,719,622	¥(37,204)
Corporate bonds	3,698,535	3,776,958	78,423	3,293,831	3,374,095	80,264	2,851,439	2,931,950	80,511
Marketable equity securities	3,318,143	3,937,517	619,374	2,960,293	4,417,031	1,456,738	2,635,801	3,652,035	1,016,234
Other securities	737,866	739,494	1,628	611,292	615,010	3,718	575,417	580,527	5,110

Total domestic	31,600,697	32,346,743	746,046	46,296,505	47,838,997	1,542,492	50,819,483	51,884,134	1,064,651

Foreign:
U.S. Treasury and other U.S. government agencies bonds	87,998	91,044	3,046	1,180,899	1,178,334	(2,565)	590,333	596,995	6,662
Other governments and official institutions bonds	97,563	99,587	2,024	159,851	166,892	7,041	382,842	391,796	8,954
Mortgage-backed securities	559,937	555,397	(4,540)	901,848	909,448	7,600	1,105,307	1,103,924	(1,383)
Other securities	347,422	297,316	(50,106)	304,761	318,205	13,444	464,458	458,785	(5,673)

Total foreign	1,092,920	1,043,344	(49,576)	2,547,359	2,572,879	25,520	2,542,940	2,551,500	8,560

Total	¥32,693,617	¥33,390,087	¥696,470	¥48,843,864	¥50,411,876	¥1,568,012	¥53,362,423	¥54,435,634	¥1,073,211

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥1,352,213	¥1,369,652	¥17,439	¥1,076,900	¥1,094,150	¥17,250	¥1,026,443	¥1,034,430	¥7,987
Other securities	187,015	188,789	1,774	170,704	173,569	2,865	137,237	138,506	1,269

Total domestic	1,539,228	1,558,441	19,213	1,247,604	1,267,719	20,115	1,163,680	1,172,936	9,256

Foreign:
U.S. Treasury and other U.S. government agencies bonds	82,491	83,892	1,401	139,039	142,086	3,047	193,339	196,143	2,804
Other governments and official institutions bonds	122,463	123,153	690	468,519	473,481	4,962	699,977	701,480	1,503
Other securities	1,068,171	1,060,960	(7,211)	1,088,639	1,144,635	55,996	960,193	988,439	28,246

Total foreign	1,273,125	1,268,005	(5,120)	1,696,197	1,760,202	64,005	1,853,509	1,886,062	32,553

Total	¥2,812,353	¥2,826,446	¥14,093	¥2,943,801	¥3,027,921	¥84,120	¥3,017,189	¥3,058,998	¥41,809

Nonmarketable equity securities presented in Other investment securities in the consolidated financial statements were primarily carried at cost of ¥1,390,315 million, ¥1,655,812 million and ¥1,667,220 million, at March 31, 2009, 2010 and 2011, respectively. The corresponding estimated fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and broker and dealers presented in Other investment securities were carried at fair value of ¥43,809 million, ¥35,026 million and ¥37,024 million, at March 31, 2009, 2010 and 2011, respectively.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2011. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥11,962,143	0.10%	¥26,625,312	0.54%	¥3,961,778	0.89%	¥2,170,389	1.77%	¥44,719,622	0.51%
Corporate bonds	408,260	1.03	2,001,836	1.00	466,447	1.12	55,407	1.49	2,931,950	1.03
Other securities	255,214	0.54	172,977	0.93	133,195	1.80	19,141	1.16	580,527	0.96

Total domestic	12,625,617	0.14	28,800,125	0.58	4,561,420	0.94	2,244,937	1.75	48,232,099	0.55

Foreign:
U.S. Treasury and other U.S. government agencies bonds	150,394	0.92	440,833	1.48	5,768	4.48	—	—	596,995	1.37
Other governments and official institutions bonds	188,565	1.18	67,215	3.07	134,833	2.29	1,183	5.97	391,796	1.89
Mortgage-backed securities	—	—	17,052	3.87	78,158	3.91	1,008,714	3.14	1,103,924	3.20
Other securities	14,428	1.29	305,799	1.59	19,744	1.18	5,762	6.30	345,733	1.63

Total foreign	353,387	1.07	830,899	1.70	238,503	2.79	1,015,659	3.16	2,438,448	2.32

Total	¥12,979,004	0.16%	¥29,631,024	0.61%	¥4,799,923	1.02%	¥3,260,596	2.19%	¥50,670,547	0.64%

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥460,605	1.38%	¥565,813	0.86%	¥25	—%	¥—	—%	¥1,026,443	1.09%
Other securities	93,492	1.41	42,748	1.44	—	—	997	1.71	137,237	1.42

Total domestic	554,097	1.38	608,561	0.90	25	—	997	1.71	1,163,680	1.13

Foreign:
U.S. Treasury and other U.S. government agencies bonds	39,385	1.95	151,505	2.03	2,449	8.29	—	—	193,339	2.09
Other governments and official institutions bonds	195,791	2.27	504,186	1.87	—	—	—	—	699,977	1.98
Other securities	163	6.61	42,426	1.70	416,097	0.85	501,507	0.86	960,193	0.89

Total foreign	235,339	2.22	698,117	1.89	418,546	0.89	501,507	0.86	1,853,509	1.43

Total	¥789,436	1.63%	¥1,306,678	1.43%	¥418,571	0.89%	¥502,504	0.86%	¥3,017,189	1.31%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, none of individual issuers held in our investment securities portfolio exceeded 10% of our consolidated total Mitsubishi UFJ Financial Group shareholders’ equity at March 31, 2011.

III.	Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2011. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds:

	At March 31,
	2007	2008	2009	2010	2011
	(in millions)
Domestic:
Manufacturing	¥10,869,329	¥11,178,924	¥12,922,822	¥12,027,795	¥11,248,033
Construction	1,812,454	1,728,534	1,803,541	1,427,933	1,280,899
Real estate(1)	10,432,600	10,857,072	10,436,795	12,261,588	11,660,798
Services(1)	6,902,660	6,553,980	6,750,442	3,714,148	3,417,689
Wholesale and retail	9,317,518	9,308,599	9,760,805	8,597,192	8,443,580
Banks and other financial institutions(2)	4,358,275	4,671,499	4,836,047	4,159,603	3,421,419
Communication and information services	1,167,630	1,150,438	732,652	1,339,753	1,249,272
Other industries	10,559,974	10,806,144	9,515,861	9,393,031	8,410,092
Consumer	21,954,409	21,517,672	20,542,398	19,096,832	18,420,864

Total domestic	77,374,849	77,772,862	77,301,363	72,017,875	67,552,646

Foreign:
Governments and official institutions	374,157	316,761	351,134	490,376	516,637
Banks and other financial institutions(2)	1,694,951	2,100,057	2,687,004	2,970,470	3,565,502
Commercial and industrial	13,470,223	16,189,725	17,550,544	14,252,704	13,116,390
Other	2,459,577	2,706,750	2,510,521	2,554,209	2,853,671

Total foreign	17,998,908	21,313,293	23,099,203	20,267,759	20,052,200

Total	95,373,757	99,086,155	100,400,566	92,285,634	87,604,846
Unearned income, unamortized premiums—net and deferred loan fees—net	(50,913)	(84,076)	(90,225)	(99,724)	(102,871)

Total(3)	¥95,322,844	¥99,002,079	¥100,310,341	¥92,185,910	¥87,501,975

Notes:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, loans to lease financing companies of ¥2,392,425 million and ¥2,012,242 million were included in “Real estate” at March 31, 2010 and 2011, respectively. In prior periods through March 31, 2009, the related balances had been included in “Services.”
(2)	Loans to the so-called non-bank finance companies are generally included in “Banks and other financial institutions”. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(3)	The above table includes loans held for sale of ¥113,580 million, ¥505,626 million, ¥119,596 million, ¥102,268 million and ¥65,162 million at March 31, 2007, 2008, 2009, 2010 and 2011, respectively, which are carried at the lower of cost or estimated fair value.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2011:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥7,092,761	¥3,683,349	¥471,923	¥11,248,033
Construction	776,934	429,478	74,487	1,280,899
Real estate(1)	3,276,454	4,271,456	4,112,888	11,660,798
Services(1)	1,711,531	1,285,164	420,994	3,417,689
Wholesale and retail	5,764,342	2,401,153	278,085	8,443,580
Banks and other financial institutions	1,776,798	1,559,777	84,844	3,421,419
Communication and information services	576,418	557,600	115,254	1,249,272
Other industries	4,907,640	2,187,986	1,314,466	8,410,092
Consumer	2,190,200	4,088,042	12,142,622	18,420,864

Total Domestic	28,073,078	20,464,005	19,015,563	67,552,646

Foreign	8,664,184	7,277,053	4,110,963	20,052,200

Total	¥36,737,262	¥27,741,058	¥23,126,526	¥87,604,846

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2011 are shown below:

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥13,058,507	¥1,745,979	¥14,804,486
Floating or adjustable rate	26,421,061	9,642,037	36,063,098

Total	¥39,479,568	¥11,388,016	¥50,867,584

Note:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, “Real estate” includes loans to lease financing companies of ¥960,129 million, ¥955,171 million, ¥96,942 million within the above maturity classifications, respectively at March 31, 2011. In prior periods through March 31, 2009, the related balances had been included in “Services.”

Nonaccrual, Past Due and Restructured Loans

We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest. Specifically, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment.

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2011, based on the domicile and type of industry of the borrowers:

	At March 31,
	2007	2008	2009	2010	2011
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥82,206	¥109,023	¥87,649	¥111,235	¥137,987
Construction	45,027	44,322	55,760	33,449	48,479
Real estate(1)	142,681	164,521	263,831	214,367	152,317
Services(1)	140,464	142,795	104,594	79,517	76,597
Wholesale and retail	133,344	156,816	139,000	135,523	172,712
Banks and other financial institutions	16,712	10,591	14,826	2,322	7,238
Communication and information services	32,035	45,115	36,853	73,615	33,198
Other industries	140,224	36,192	20,615	116,741	37,335
Consumer	301,819	318,861	372,944	355,040	321,823

Total domestic	1,034,512	1,028,236	1,096,072	1,121,809	987,686

Foreign:
Governments and official institutions	47	45	4,279	70,529	62,683
Banks and other financial institutions	3,730	2,793	56,628	19,880	21,452
Commercial and industrial	46,536	111,852	81,990	135,622	73,707
Other	1,519	1,529	10,553	21,169	23,651

Total foreign	51,832	116,219	153,450	247,200	181,493

Total	¥1,086,344	¥1,144,455	¥1,249,522	¥1,369,009	¥1,169,179

Restructured loans:
Domestic	¥548,569	¥492,230	¥457,838	¥565,008	¥800,620
Foreign	42,117	25,035	63,750	47,184	38,930

Total	¥590,686	¥517,265	¥521,588	¥612,192	¥839,550

Accruing loans contractually past due 90 days or more:
Domestic	¥20,649	¥14,954	¥15,047	¥25,871	¥55,549
Foreign(2)	1,821	2,998	6,440	547	199

Total	¥22,470	¥17,952	¥21,487	¥26,418	¥55,748

Total	¥1,699,500	¥1,679,672	¥1,792,597	¥2,007,619	¥2,064,477

Notes:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, nonaccrual loans to lease financing companies of ¥28,547 million and ¥2,143 million were included in “Real estate” at March 31, 2010 and 2011, respectively. In prior periods through March 31, 2009, the related balances had been included in “Services.”
(2)	Foreign accruing loans contractually past due 90 days or more do not include ¥25,425 million of FDIC covered loans held by UNBC which are subject to the guidance on loans and debt securities acquired with deteriorated credit quality at March 31, 2011.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2011 was approximately ¥87.3 billion, of which ¥40.7 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2011 was approximately ¥13.8 billion, of which ¥5.3 billion was included in the results of operations for the fiscal year.

Potential Problem Loans

We do not have potential problem loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the borrowers’ ability to comply with the present loan repayment terms that are not disclosed as nonaccrual, past due and/or restructured loans.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2009, 2010 and 2011. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

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

Loan Concentrations

At March 31, 2011, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

The following table shows an analysis of our loan loss experience by type of borrowers’ business for each of the five fiscal years ended March 31, 2011:

	Fiscal years ended March 31,
	2007	2008	2009	2010	2011
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,012,227	¥1,112,453	¥1,134,940	¥1,156,638	¥1,315,615
Provision for credit losses	358,603	385,740	626,947	647,793	292,035
Charge-offs:
Domestic:
Manufacturing	27,043	41,587	83,121	41,933	32,162
Construction	18,902	24,097	44,180	22,707	7,414
Real estate(1)	12,845	11,775	76,734	75,446	14,453
Services(1)	26,274	39,336	64,418	29,264	22,112
Wholesale and retail	43,169	70,173	118,144	76,407	54,498
Banks and other financial institutions	1,790	13,873	25,310	542	608
Communication and information services	16,322	30,868	19,632	23,540	36,871
Other industries	5,396	9,865	10,472	7,225	62,711
Consumer	137,461	138,370	117,021	124,792	107,473

Total domestic	289,202	379,944	559,032	401,856	338,302
Total foreign	13,912	6,540	44,266	118,916	47,468

Total	303,114	386,484	603,298	520,772	385,770

Recoveries:
Domestic	35,466	28,475	23,692	48,269	34,653
Foreign	4,953	2,117	2,754	4,103	9,017

Total	40,419	30,592	26,446	52,372	43,670

Net charge-offs	262,695	355,892	576,852	468,400	342,100
Others(2)	4,318	(7,361)	(28,397)	(20,416)	(25,094)

Allowance for credit losses at end of fiscal year	¥1,112,453	¥1,134,940	¥1,156,638	¥1,315,615	¥1,240,456

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥123,080	¥109,654	¥136,656	¥307,343	¥327,568

Balance at end of fiscal year	¥109,654	¥136,656	¥307,343	¥327,568	¥185,871

Provision (credit) for credit losses	¥(8,516)	¥38,637	¥240,015	¥134,966	¥(86,674)

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.27%	0.37%	0.58%	0.49%	0.39%

Notes:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, the charge-offs to lease financing companies of ¥174 million and ¥396 million were included in “Real estate” for the fiscal year ended March 31, 2010 and 2011, respectively. In prior periods through March 31, 2009, the related amounts had been included in “Services.”
(2)	Others principally include losses (gains) from foreign exchange translation. In addition, for the fiscal year ended March 31, 2010, others include adjustments related to restructuring of business operations.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2011:

	At March 31,
	2007		2008		2009		2010		2011
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥108,303	11.40%	¥125,824	11.28%	¥112,412	12.87%	¥177,753	13.03%	¥202,505	12.84%
Construction	41,016	1.90	43,043	1.74	45,234	1.80	31,764	1.55	41,012	1.46
Real estate(1)	85,183	10.94	112,899	10.96	116,460	10.39	112,154	13.29	98,873	13.31
Services(1)	123,020	7.24	126,832	6.61	88,829	6.72	88,435	4.02	92,336	3.90
Wholesale and retail	129,701	9.77	141,870	9.39	115,109	9.72	148,637	9.32	197,296	9.64
Banks and other financial institutions	73,925	4.57	59,200	4.72	38,189	4.82	20,015	4.51	26,505	3.91
Communication and information services	33,699	1.22	37,251	1.16	37,549	0.73	67,273	1.45	32,570	1.43
Other industries	175,989	11.07	97,019	10.91	65,363	9.48	110,545	10.18	58,539	9.60
Consumer	224,926	23.02	244,652	21.72	223,865	20.46	213,889	20.69	280,665	21.02
Foreign:
Governments and official institutions	420	0.39	880	0.32	2,349	0.35	70,017	0.53	28,406	0.59
Banks and other financial institutions	3,668	1.78	6,858	2.12	76,518	2.68	29,030	3.22	26,853	4.07
Commercial and industrial	103,259	14.12	126,693	16.34	211,307	17.48	203,611	15.44	114,352	14.97
Other	2,307	2.58	2,225	2.73	17,169	2.50	24,910	2.77	16,260	3.26
Unallocated	7,037	—	9,694	—	6,285	—	17,582	—	24,284	—

Total	¥1,112,453	100.00%	¥1,134,940	100.00%	¥1,156,638	100.00%	¥1,315,615	100.00%	¥1,240,456	100.00%

Allowance as a percentage of loans	1.17%		1.15%		1.15%		1.43%		1.42%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	65.46%		67.57%		64.52%		65.53%		60.09%

Note:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, the allowance for credit losses to lease financing companies of ¥25,111 million and ¥8,113 million were included in “Real estate” at March 31, 2010 and 2011, respectively. In prior periods through March 31, 2009, the related balances had been included in “Services.” Percentages of loans in “Lease financing” at March 31, 2010 and 2011 were 2.59% and 2.30%, respectively.

While the allowance for credit losses contains amounts allocated to components of specifically identified loans as well as a group on a portfolio of loans, the allowance for credit losses is available for credit losses in the entire loan portfolio and the allocations shown above are not intended to be restricted to the specific loan category. Accordingly, as the evaluation of credit risks changes, allocations of the allowance will be changed to reflect current conditions and various other factors.

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009		2010		2011
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥12,896,727	—%	¥12,958,611	—%	¥13,124,899	—%
Interest-bearing demand deposits	44,359,163	0.17	45,659,544	0.05	48,752,031	0.03
Deposits at notice	1,890,640	0.83	1,647,972	0.12	1,484,688	0.07
Time deposits	43,895,395	0.58	43,178,140	0.42	42,263,313	0.25
Certificates of deposit	5,286,785	0.66	5,148,617	0.34	5,486,062	0.20
Foreign offices:
Non-interest-bearing demand deposits	2,280,553	—	2,240,971	—	2,188,544	—
Interest-bearing deposits, principally time deposits and certificates of deposit	16,459,276	2.16	19,182,441	0.70	19,787,919	0.61

Total	¥127,068,539		¥130,016,296		¥133,087,456

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2009, 2010 and 2011 were ¥439,346 million, ¥417,259 million and ¥420,721 million, respectively.

At March 31, 2011, the balances and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$121 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2011) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥7,480,022	¥4,585,535	¥12,065,557
Over three months through six months	5,303,435	482,415	5,785,850
Over six months through twelve months	5,189,703	206,960	5,396,663
Over twelve months	3,594,225	117,795	3,712,020

Total	¥21,567,385	¥5,392,705	¥26,960,090

Foreign offices			¥13,898,728

VI.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009	2010	2011
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥18,658,490	¥18,788,637	¥19,081,808
Maximum balance outstanding at any month-end during the fiscal year	18,427,340	19,343,978	19,459,592
Balance at end of fiscal year	18,427,340	17,364,371	16,806,667
Weighted average interest rate during the fiscal year	2.01%	0.32%	0.38%
Weighted average interest rate on balance at end of fiscal year	0.97%	0.30%	0.37%
Due to trust account:
Average balance outstanding during the fiscal year	¥1,479,736	¥1,683,607	¥674,622
Maximum balance outstanding at any month-end during the fiscal year	1,796,846	1,795,280	752,244
Balance at end of fiscal year	1,796,846	1,559,631	633,541
Weighted average interest rate during the fiscal year	0.46%	0.36%	0.12%
Weighted average interest rate on balance at end of fiscal year	0.42%	0.32%	0.12%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥6,664,948	¥6,371,845	¥7,313,927
Maximum balance outstanding at any month-end during the fiscal year	9,190,011	6,319,721	9,544,575
Balance at end of fiscal year	7,867,378	6,097,336	8,488,197
Weighted average interest rate during the fiscal year	1.61%	0.49%	0.34%
Weighted average interest rate on balance at end of fiscal year	0.85%	0.27%	0.24%

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity from nonowner sources, equity, and cash flows for each of the three years in the period ended March 31, 2011 (all expressed in Japanese Yen). These financial statements are the responsibility of MUFG’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the consolidated financial statements, the parenthetic note to Trading account assets in the accompanying consolidated balance sheet at March 31, 2010 has been restated. As discussed in Notes 8, 19 and 23 to the consolidated financial statements, certain information in the disclosures of pledged assets and collateral, regulatory capital requirements, and variable interest entities has been restated.

As discussed in Note 1 to the consolidated financial statements, MUFG changed its methods of accounting for defined benefit pension and other postretirement plans (measurement date provision), fair value measurements, and fair value option for financial assets and financial liabilities in the fiscal year ended March 31, 2009, its methods of accounting for noncontrolling interests and other-than-temporary impairments on investment securities in the fiscal year ended March 31, 2010, and its method of accounting for consolidation of variable interest entities in the fiscal year ended March 31, 2011.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), MUFG Group’s internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 28, 2011 expressed an unqualified opinion on MUFG Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu LLC

DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

July 28, 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2010 AND 2011

	2010	2011
	(in millions)
ASSETS
Cash and due from banks (Note 8)	¥2,862,523	¥3,230,804
Interest-earning deposits in other banks (including ¥10,201 million and ¥4,365 million measured at fair value under fair value option in 2010 and 2011) (Notes 8 and 29)	4,780,861	7,333,767
Call loans and funds sold (Note 10)	508,922	448,787
Receivables under resale agreements (including ¥30,832 million and ¥26,192 million measured at fair value under fair value option in 2010 and 2011) (Note 29)	3,543,020	4,872,171
Receivables under securities borrowing transactions	5,770,044	3,600,318
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥8,409,598 million and ¥8,251,723 million in 2010 (restated) and 2011) (including ¥8,918,156 million and ¥11,917,000 million measured at fair value under fair value option in 2010 and 2011) (Notes 8, 21 and 29)	27,663,076	28,824,795
Investment securities (Notes 3, 8 and 29):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥4,107,734 million and ¥1,297,912 million in 2010 and 2011)	50,411,876	54,435,634
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥566,313 million and ¥959,241 million in 2010 and 2011) (estimated fair value of ¥3,027,921 million and ¥3,058,998 million in 2010 and 2011)	2,943,801	3,017,189
Other investment securities	1,690,838	1,704,244

Total investment securities	55,046,515	59,157,067

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥3,476,841 million and ¥3,246,293 million in 2010 and 2011) (Notes 4 and 8)	92,185,910	87,501,975
Allowance for credit losses (Note 4)	(1,315,615)	(1,240,456)

Net loans	90,870,295	86,261,519

Premises and equipment—net (Note 5)	995,167	962,548
Accrued interest	240,267	233,224
Customers’ acceptance liability	49,143	69,950
Intangible assets—net (Notes 2 and 6)	1,116,117	991,521
Goodwill (Notes 2 and 6)	381,498	363,392
Deferred tax assets (Notes 7 and 14)	1,287,611	1,285,013
Other assets (Notes 4, 8, 13 and 14)	4,969,338	5,226,412

Total assets	¥200,084,397	¥202,861,288

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 23)
Cash and due from banks		¥7,640
Interest-earning deposits in other banks		15,006
Trading account assets		1,157,263
Investment securities		493,085
Loans		7,156,823
All other assets		329,746

Total assets of consolidated VIEs		¥9,159,563

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2010 AND 2011

	2010	2011
	(in millions)
LIABILITIES AND EQUITY
Deposits (Notes 8 and 9):
Domestic offices:
Non-interest-bearing	¥15,201,298	¥16,421,024
Interest-bearing	97,526,535	99,120,619
Overseas offices:
Non-interest-bearing	2,403,147	2,316,207
Interest-bearing	20,341,516	18,773,854

Total deposits	135,472,496	136,631,704

Call money and funds purchased (Notes 8 and 10)	1,883,824	2,313,487
Payables under repurchase agreements (Note 8)	11,846,656	12,389,075
Payables under securities lending transactions (Note 8)	3,633,891	2,104,105
Due to trust account (Note 11)	1,559,631	633,541
Other short-term borrowings (including ¥4,506 million and ¥673 million measured at fair value under fair value option in 2010 and 2011) (Notes 8, 12 and 29)	6,097,336	8,488,197
Trading account liabilities (Notes 21 and 29)	8,688,826	9,908,974
Obligations to return securities received as collateral (Note 29)	3,229,321	3,267,775
Bank acceptances outstanding	49,143	69,950
Accrued interest	218,117	181,814
Long-term debt (including ¥615,618 million and ¥575,969 million measured at fair value under fair value option in 2010 and 2011) (Notes 8, 12 and 29)	14,162,424	13,356,728
Other liabilities (Notes 1, 7, 8, 13, 14 and 24)	4,139,892	4,844,901

Total liabilities	190,981,557	194,190,251

Commitments and contingent liabilities (Notes 22 and 24)
Mitsubishi UFJ Financial Group shareholders’ equity (Note 19):
Capital stock (Notes 15 and 16):
Preferred stock—aggregate liquidation preference of ¥640,001 million and ¥390,001 million in 2010 and 2011, with no stated value	442,100	442,100
Common stock—authorized, 33,000,000,000 shares; issued, 14,148,414,920 shares and 14,150,894,620 shares in 2010 and 2011, with no stated value	1,643,238	1,644,132
Capital surplus (Note 16)	6,619,525	6,395,705
Retained earnings (Accumulated deficit) (Notes 17 and 33):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings (Accumulated deficit)	(18,127)	254,411
Accumulated other changes in equity from nonowner sources, net of taxes	(45,435)	(620,844)
Treasury stock, at cost—21,069,229 common shares and 16,723,747 common shares in 2010 and 2011	(13,954)	(11,251)

Total Mitsubishi UFJ Financial Group shareholders’ equity	8,866,918	8,343,824
Noncontrolling interests (Note 18)	235,922	327,213

Total equity	9,102,840	8,671,037

Total liabilities and equity	¥200,084,397	¥202,861,288

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 23)
Other short-term borrowings		41,252
Long-term debt		1,668,642
All other liabilities		207,916

Total liabilities of consolidated VIEs		¥1,917,810

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	2009	2010	2011
	(in millions)
Interest income:
Loans, including fees (Note 4)	¥2,558,361	¥1,914,705	¥1,664,821
Deposits in other banks	124,832	26,697	29,188
Investment securities:
Interest	309,835	305,080	320,067
Dividends	163,492	168,500	170,470
Trading account assets	460,534	307,958	305,214
Call loans and funds sold	15,010	4,110	5,613
Receivables under resale agreements and securities borrowing transactions	263,730	31,454	55,574

Total	3,895,794	2,758,504	2,550,947

Interest expense:
Deposits	736,456	353,869	256,190
Call money and funds purchased	24,973	5,683	5,931
Payables under repurchase agreements and securities lending transactions	349,903	53,548	66,728
Due to trust account	6,843	6,119	807
Other short-term borrowings and trading account liabilities	170,524	65,754	62,829
Long-term debt	310,690	289,427	278,188

Total	1,599,389	774,400	670,673

Net interest income	2,296,405	1,984,104	1,880,274
Provision for credit losses (Note 4)	626,947	647,793	292,035

Net interest income after provision for credit losses	1,669,458	1,336,311	1,588,239

Non-interest income:
Fees and commissions income (Note 25)	1,188,512	1,139,543	1,128,358
Foreign exchange gains (losses)—net (Note 26)	(206,153)	216,720	260,683
Trading account profits (losses)—net (Note 26)	(257,807)	761,472	133,905
Investment securities gains (losses)—net (Note 3)(1)	(658,679)	223,030	121,803
Equity in losses of equity method investees	(60,051)	(104,098)	(90,628)
Gains on sales of loans (Note 4)	6,401	21,232	14,558
Other non-interest income (Note 18)	162,876	195,966	140,766

Total	175,099	2,453,865	1,709,445

Non-interest expense:
Salaries and employee benefits (Note 13)	873,371	908,213	863,996
Occupancy expenses—net (Notes 5 and 24)	171,902	171,098	162,498
Fees and commissions expenses	209,750	196,515	212,460
Outsourcing expenses, including data processing	267,790	215,397	194,842
Depreciation of premises and equipment (Note 5)	132,121	120,268	99,661
Amortization of intangible assets (Note 6)	278,241	225,000	219,980
Impairment of intangible assets (Note 6)	126,885	12,400	26,566
Insurance premiums, including deposit insurance	113,803	112,539	113,892
Communications	62,943	57,064	53,048
Taxes and public charges	85,743	69,073	65,882
Provision for repayment of excess interest (Notes 1 and 24)	47,865	44,808	85,709
Impairment of goodwill (Note 6)	845,842	461	—
Other non-interest expenses (Notes 4, 5, 6 and 18)	392,528	375,224	361,912

Total	3,608,784	2,508,060	2,460,446

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	2009	2010	2011
	(in millions)
Income (loss) before income tax expense (benefit)	(1,764,227)	1,282,116	837,238
Income tax expense (benefit) (Note 7)	(259,928)	407,040	439,900

Net income (loss) before attribution of noncontrolling interests	(1,504,299)	875,076	397,338
Net income (loss) attributable to noncontrolling interests	(36,259)	15,257	(64,458)

Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(1,468,040)	¥859,819	¥461,796

Income allocable to preferred shareholders:
Cash dividends paid	¥6,399	¥21,678	¥20,940
Beneficial conversion feature (Note 15)	9,478	—	—
Income allocable to preferred shareholders of Mitsubishi UFJ NICOS Co., Ltd.:
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 2)	7,676	—	—

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	¥(1,491,593)	¥838,141	¥440,856

	(in Yen)
Earnings (loss) per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 17 and 20):
Basic earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	¥(137.84)	¥68.01	¥31.20
Diluted earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	(137.84)	67.87	31.08

(1) The following credit losses are included in Investment securities gains (losses)—net:

		2010	2011
		(in millions)
Decline in fair value		¥27,962	¥17,495
Other changes in equity from nonowner sources—net		1,860	2,993

Total credit losses		¥29,822	¥20,488

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2009:
Net loss before attribution of noncontrolling interests			¥(1,504,299)

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities	¥(2,070,144)	¥840,309	(1,229,835)
Reclassification adjustment for losses included in net loss before attribution of noncontrolling interests	629,566	(254,987)	374,579

Total	(1,440,578)	585,322	(855,256)

Net unrealized gains on derivatives qualifying for cash flow hedges	15,180	(6,105)	9,075
Reclassification adjustment for gains included in net loss before attribution of noncontrolling interests	(8,615)	3,380	(5,235)

Total	6,565	(2,725)	3,840

Pension liability adjustments	(721,816)	289,201	(432,615)
Reclassification adjustment for losses included in net loss before attribution of noncontrolling interests	992	(345)	647

Total	(720,824)	288,856	(431,968)

Foreign currency translation adjustments	(332,132)	16,963	(315,169)
Reclassification adjustment for losses included in net loss before attribution of noncontrolling interests	11,094	(1,959)	9,135

Total	(321,038)	15,004	(306,034)

Total changes in equity from nonowner sources			(3,093,717)

Net loss attributable to noncontrolling interests			(36,259)
Other changes in equity from nonowner sources attributable to noncontrolling interests			(8,027)

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group			¥(3,049,431)

Fiscal year ended March 31, 2010:
Net income before attribution of noncontrolling interests			¥875,076

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities (including unrealized gain of ¥1,103 million, net of tax, related to debt securities with credit component realized in earnings)	¥1,187,682	¥(441,401)	746,281
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(224,560)	90,894	(133,666)

Total	963,122	(350,507)	612,615

Net unrealized gains on derivatives qualifying for cash flow hedges	3,621	(1,322)	2,299
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(11,711)	4,617	(7,094)

Total	(8,090)	3,295	(4,795)

Pension liability adjustments	352,647	(138,293)	214,354
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	48,296	(19,427)	28,869

Total	400,943	(157,720)	243,223

Foreign currency translation adjustments	25,036	5,542	30,578
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	18,420	(8,136)	10,284

Total	43,456	(2,594)	40,862

Total changes in equity from nonowner sources			1,766,981

Net income attributable to noncontrolling interests			15,257
Other changes in equity from nonowner sources attributable to noncontrolling interests			5,435

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group			¥1,746,289

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions)
Fiscal year ended March 31, 2011:
Net income before attribution of noncontrolling interests			¥397,338

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities (including unrealized gain of ¥1,778 million, net of tax, related to debt securities with credit component realized in earnings)	¥(354,577)	¥143,262	(211,315)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(122,524)	50,395	(72,129)

Total	(477,101)	193,657	(283,444)

Net unrealized gains on derivatives qualifying for cash flow hedges	88	(5)	83
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(5,740)	2,255	(3,485)

Total	(5,652)	2,250	(3,402)

Pension liability adjustments	(185,002)	73,483	(111,519)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	10,774	(4,344)	6,430

Total	(174,228)	69,139	(105,089)

Foreign currency translation adjustments	(207,159)	7,014	(200,145)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	21,327	(9,021)	12,306

Total	(185,832)	(2,007)	(187,839)

Total changes in equity from nonowner sources			(182,436)

Net loss attributable to noncontrolling interests			(64,458)
Other changes in equity from nonowner sources attributable to noncontrolling interests			(3,935)

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group			¥(114,043)

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	2009	2010	2011
	(in millions)
Preferred stock (Note 15):
Balance at beginning of fiscal year	¥247,100	¥442,100	¥442,100
Issuance of new shares of Class 5 preferred stock	195,000	—	—

Balance at end of fiscal year	¥442,100	¥442,100	¥442,100

Common stock (Note 16):
Balance at beginning of fiscal year	¥1,084,708	¥1,127,552	¥1,643,238
Issuance of new shares of common stock	42,844	515,662	—
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	—	24	894

Balance at end of fiscal year	¥1,127,552	¥1,643,238	¥1,644,132

Capital surplus (Note 16):
Balance at beginning of fiscal year	¥5,791,300	¥6,095,820	¥6,619,525
Gains on induced conversion of shares of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 2)	71,103	—	—
Purchase of subsidiary shares from noncontrolling interest holders	—	—	4,337
Beneficial conversion feature of preferred stock (Note 15)	9,478	—	—
Stock-based compensation expense (Note 30)	14,418	1,695	876
Stock option and other share based compensation payouts as a result of UnionBanCal Corporation’s privatization (Note 30)	(21,063)	—	—
Conversion of preferred stock to common stock by a subsidiary	—	(641)	—
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	—	—	893
Losses on sales of shares of treasury stock	(7,500)	—	—
Issuance of new shares of Class 5 preferred stock (Note 15)	194,183	—	—
Issuance of new shares of common stock and sale of treasury stock (Note 16)	43,906	522,414	—
Redemption of Class 3 preferred stock (Note 15)	—	—	(250,000)
Change in ownership interest of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with the securities joint venture (Note 2)	—	—	20,550
Other—net	(5)	237	(476)

Balance at end of fiscal year	¥6,095,820	¥6,619,525	¥6,395,705

Retained earnings appropriated for legal reserve (Note 17):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571

Balance at end of fiscal year	¥239,571	¥239,571	¥239,571

Unappropriated retained earnings (Accumulated deficit) (Note 17):
Balance at beginning of fiscal year	¥935,309	¥(845,778)	¥(18,127)
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(1,468,040)	859,819	461,796
Cash dividends:
Common stock—¥14.00 in 2009, ¥11.00 in 2010 and ¥12.00 in 2011 per share	(146,937)	(128,062)	(169,636)
Preferred stock (Class 3)—¥60.00 in 2009 and 2010, and ¥30.00 in 2011 per share	(6,000)	(6,000)	(3,000)
Preferred stock (Class 5)—¥100.50 in 2010 and ¥115.00 in 2011 per share	—	(15,678)	(17,940)
Preferred stock (Class 8)— ¥7.95 in 2009 per share	(140)	—	—
Preferred stock (Class 12)— ¥11.50 in 2009 per share	(259)	—	—
Beneficial conversion feature of preferred stock (Note 15)	(9,478)	—	—
Losses on exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 2)	(47,507)	—	—
Losses on sales of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 2)	(35,966)	—	—
Losses on sales of shares of treasury stock	(119,223)	(261)	(84)
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 2)	(7,676)	—	—
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 23)	—	—	1,408
Effect of adopting new guidance on recognition and presentation of other-than-temporary impairments (Note 1)	—	118,210	—
Effect of adopting new guidance on defined benefit pension and other postretirement plans (Note 1)	(132)	—	—
Effect of adopting new guidance on fair value measurements (Note 1)	27,317	—	—
Effect of adopting new guidance on fair value option for financial assets and financial liabilities (Note 1)	32,979	—	—
Other—net	(25)	(377)	(6)

Balance at end of fiscal year (Note 33)	¥(845,778)	¥(18,127)	¥254,411

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	2009	2010	2011
	(in millions)
Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities (Note 3):
Balance at beginning of fiscal year	¥973,697	¥95,213	¥588,196
Net change during the fiscal year	(858,334)	611,193	(284,505)
Effect of adopting new guidance on fair value option for financial assets and financial liabilities, net of taxes (Note 1)	(20,150)	—	—
Effect of adopting new guidance on recognition and presentation of other-than-temporary impairments, net of taxes (Note 1)	—	(118,210)	—
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 23)	—	—	242

Balance at end of fiscal year	¥95,213	¥588,196	¥303,933

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges (Note 21):
Balance at beginning of fiscal year	¥1,764	¥6,507	¥1,712
Net change during the fiscal year	4,743	(4,795)	(3,402)

Balance at end of fiscal year	¥6,507	¥1,712	¥(1,690)

Pension liability adjustments (Note 13):
Balance at beginning of fiscal year	¥122,848	¥(446,469)	¥(203,960)
Net change during the fiscal year	(437,743)	242,509	(103,751)
Effect of adopting new guidance on defined benefit pension and other postretirement plans, net of taxes (Note 1)	(131,574)	—	—

Balance at end of fiscal year	¥(446,469)	¥(203,960)	¥(307,711)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(178,889)	¥(468,946)	¥(431,383)
Net change during the fiscal year	(290,057)	37,563	(184,181)
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 23)	—	—	188

Balance at end of fiscal year	¥(468,946)	¥(431,383)	¥(615,376)

Balance at end of fiscal year	¥(813,695)	¥(45,435)	¥(620,844)

Treasury stock:
Balance at beginning of fiscal year	¥(727,293)	¥(10,675)	¥(13,954)
Purchases of shares of treasury stock (Note 16)	(2,919)	(5,588)	(250,138)
Sales of shares of treasury stock	537,542	2,806	1,262
Redemption of shares of treasury stock	—	—	250,000
Net decrease (increase) resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	(2,883)	(497)	1,579
Exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 2)	184,878	—	—

Balance at end of fiscal year	¥(10,675)	¥(13,954)	¥(11,251)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥6,234,895	¥8,866,918	¥8,343,824

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	2009	2010	2011
	(in millions)
Noncontrolling interests:
Balance at beginning of fiscal year	¥663,816	¥232,225	¥235,922
Initial origination of noncontrolling interests	60,858	45,130	39,799
Transactions between noncontrolling interest shareholders and the related consolidated subsidiaries	(203,115)	3,555	17,540
Exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. and sale of shares of Mitsubishi UFJ NICOS Co., Ltd.	(137,603)	—	—
Decrease in noncontrolling interests related to exclusion of subsidiaries from consolidation	(92,298)	(59,973)	(36,911)
Decrease in noncontrolling interests related to disposition of subsidiaries	(2,778)	—	(480)
Change in ownership interest of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with the securities joint venture (Note 2)	—	—	127,270
Net income (loss) attributable to noncontrolling interests	(36,259)	15,257	(64,458)
Dividends paid to noncontrolling interests	(9,698)	(5,393)	(6,362)
Other changes in equity from nonowner sources, net of taxes:
Net unrealized holding gains (losses) on investment securities	(86)	1,808	1,056
Reclassification adjustment for losses (gains) included in net income (loss) attributable to noncontrolling interests in relation to net unrealized holding gains (losses) on investment securities	3,164	(386)	5
Net unrealized losses on derivatives qualifying for cash flow hedges	(93)	—	—
Reclassification adjustment for gains included in net income (loss) attributable to noncontrolling interests in relation to net unrealized losses on derivatives qualifying for cash flow hedges	(810)	—	—
Pension liability adjustments	(655)	616	(1,355)
Reclassification adjustment for losses included in net income (loss) attributable to noncontrolling interests in relation to pension liability adjustments	6,430	98	17
Foreign currency translation adjustments	(15,973)	3,273	(3,687)
Reclassification adjustment for losses (gains) included in net income (loss) attributable to noncontrolling interests in relation to foreign currency translation adjustments	(4)	26	29
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 23)	—	—	19,551
Other—net	(2,671)	(314)	(723)

Balance at end of fiscal year	¥232,225	¥235,922	¥327,213

Total equity	¥6,467,120	¥9,102,840	¥8,671,037

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	2009	2010	2011
	(in millions)
Cash flows from operating activities:
Net income (loss) before attribution of noncontrolling interests	¥(1,504,299)	¥875,076	¥397,338
Adjustments to reconcile net income (loss) before attribution of noncontrolling interests to net cash provided by (used in) operating activities:
Depreciation and amortization	410,362	345,268	319,641
Impairment of goodwill (Note 6)	845,842	461	—
Impairment of intangible assets (Note 6)	126,885	12,400	26,566
Provision for credit losses (Note 4)	626,947	647,793	292,035
Investment securities losses (gains)—net	658,679	(223,030)	(121,803)
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities—net (Note 29)	217,933	(50,295)	110,003
Foreign exchange losses (gains)—net	1,304,438	(236,055)	76,391
Equity in losses of equity method investees	60,051	104,098	90,628
Provision for deferred income tax expense (benefit)	(401,367)	316,388	316,626
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(4,390,178)	801,245	1,148,259
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	1,493,062	(184,013)	1,456,811
Decrease in accrued interest receivable and other receivables	73,374	3,322	26,815
Decrease in accrued interest payable and other payables	(103,573)	(6,866)	(18,190)
Net increase in accrued income taxes and decrease in income tax receivables	103,164	5,762	6,875
Increase (decrease) in allowance for repayment of excess interest (Note 24)	(3,316)	7,378	52,722
Net increase in collateral for derivative transactions	(497,629)	(132,610)	(37,209)
Other—net	13,438	23,663	94,330

Net cash provided by (used in) operating activities	(966,187)	2,309,985	4,237,838

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale (including proceeds from securities under fair value option) (Note 3)	76,089,849	74,475,416	78,141,353
Proceeds from maturities of investment securities available for sale (including proceeds from securities under fair value option) (Note 3)	29,796,236	46,056,462	29,841,882
Purchases of investment securities available for sale (including purchases of securities under fair value option) (Note 3)	(114,561,896)	(135,509,931)	(116,023,266)
Proceeds from maturities of investment securities being held to maturity	1,497,026	296,420	415,008
Purchases of investment securities being held to maturity	(296,772)	(433,118)	(644,793)
Proceeds from sales of other investment securities	37,773	104,040	28,156
Purchases of common stock investment in ACOM CO., LTD., an affiliated company of MUFG	(152,971)	—	—
Purchases of other investment securities	(958,616)	(379,154)	(39,196)
Net decrease (increase) in loans	(6,286,913)	5,919,699	2,751,433
Net decrease (increase) in interest-earning deposits in other banks	2,236,492	(1,273,410)	(2,916,248)
Net decrease in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	4,598,497	233,782	350,828
Proceeds from sales of premises and equipment	36,269	17,878	14,732
Capital expenditures for premises and equipment	(154,607)	(114,230)	(98,323)
Purchases of intangible assets	(195,482)	(171,405)	(151,775)
Proceeds from sales of consolidated VIEs and subsidiaries—net	110,010	1,290	45,957
Other—net	(48,474)	(38,171)	(8,631)

Net cash used in investing activities	(8,253,579)	(10,814,432)	(8,292,883)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	2009	2010	2011
	(in millions)
Cash flows from financing activities:
Net increase in deposits	2,664,202	9,408,480	2,211,211
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	2,343,192	(1,048,232)	747,174
Net increase (decrease) in due to trust account	335,840	(237,215)	(68,911)
Net increase (decrease) in other short-term borrowings	2,576,140	(1,720,216)	2,533,987
Proceeds from issuance of long-term debt	2,917,573	3,478,615	2,573,277
Repayment of long-term debt	(2,756,725)	(2,467,525)	(3,109,981)
Proceeds from issuance of common stock, net of stock issue expenses	280,460	1,036,053	—
Proceeds from issuance of new shares of preferred stock, net of stock issue expenses	388,623	—	—
Proceeds from sales of treasury stock	187,147	1,077	327
Payments for acquisition of preferred stock (Note 15)	—	—	(250,000)
Payments to acquire treasury stock (Note 16)	(2,697)	(4,621)	(86)
Dividends paid	(153,217)	(149,486)	(190,299)
Dividends paid to noncontrolling interests	(12,864)	(5,908)	(6,314)
Payments related to privatization of UnionBanCal Corporation (Notes 2 and 30)	(410,373)	—	—
Other—net	(57,022)	4,256	15,525

Net cash provided by financing activities	8,300,279	8,295,278	4,455,910

Effect of exchange rate changes on cash and cash equivalents	(99,951)	440	(32,584)

Net increase (decrease) in cash and cash equivalents	(1,019,438)	(208,729)	368,281

Cash and cash equivalents at beginning of fiscal year	4,090,690	3,071,252	2,862,523

Cash and cash equivalents at end of fiscal year	¥3,071,252	¥2,862,523	¥3,230,804

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥1,643,730	¥831,847	¥725,400
Income taxes, net of refunds	38,275	84,890	116,399
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	5,408	5,763	5,576
Acquisition of noncontrolling interests in Mitsubishi UFJ NICOS Co., Ltd. in exchange for treasury stock (Note 2)	131,445	—	—
Transfer to securities from loans resulting from securitizations (Note 4)	60,671	—	—
Transfer to trading account assets from investment securities available for sale (Note 29)	10,448,079	—	—
Transfer to investment securities being held to maturity from trading account assets (Note 3)	1,053,029	—	—
Union Bank’s term borrowing issued in its fiscal year ended December 31, 2008, but settled on January 2, 2009	91,030	—	—
Transfer to investment securities being held to maturity from investment securities available for sale (Note 3)	—	111,895	—
Exchange of shares in Senshu Bank for shares in Senshu Ikeda Holdings, Inc. (Note 18):
Acquisition of shares of Senshu Ikeda Holdings, Inc. recorded at fair value	—	79,073	—
Deconsolidation of Senshu Bank at book value	—	50,069	—

Exchange of ownership interest in Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd. for equity investment in Morgan Stanley MUFG Securities, Co., Ltd. in connection with the securities joint venture (Note 2):

Noncontrolling interest in Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd.	—	—	127,270
Capital surplus	—	—	20,550
Adoption of new guidance on consolidation of certain variable interest entities (Note 23):
Increase in total assets, excluding cash and cash equivalents	—	—	237,008
Increase in total liabilities	—	—	214,887
Union Bank’s acquisitions (Note 2):
Fair value of assets acquired	—	—	322,312
Fair value of liabilities assumed	—	—	328,332

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. MUSHD is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”). See Note 2 for more information on the securities joint venture with Morgan Stanley. Through MUFG’s subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provides related services to individual and corporate customers. See Note 27 for more information by business segment.

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

Fiscal periods of certain subsidiaries, which end on or after December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2009, 2010 and 2011, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal periods ended on or after December 31, would have resulted in an increase of ¥2.42 billion to net loss, an increase of ¥3.90 billion to net income and an increase of ¥13.87 billion to net income, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2009, 2010 and 2011 which, if recorded, would have had material effects to consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2009, 2010 and 2011.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to management judgment primarily relate to the allowance for credit losses on loans and off-balance sheet credit instruments, valuation allowances of deferred tax assets, tax reserves, valuation of financial instruments, goodwill, intangible assets, investment securities and accrued severance indemnities and pension liabilities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIEs”) (together, the “MUFG Group”). In situations in which the MUFG Group has control through either majority ownership of voting stock and/or other means, including, but not limited to, the power to direct or influence entity management and policies, such entities are consolidated and noncontrolling interests are recorded in Total equity. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the MUFG Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The MUFG Group’s equity interest in the earnings of these equity investees and gains or losses realized on disposition of such investments are reported in Equity in losses of equity method investees.

Before April 1, 2010, the MUFG Group consolidated VIEs when MUFG had a variable interest that will absorb majority of the VIE’s expected losses or receive majority of its expected residual returns or both. After the adoption of new guidance on April 1, 2010, the MUFG Group consolidates VIEs if it has the power to direct the activities of the VIE which most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity, except certain VIEs that are deemed as investment companies. For VIEs that are considered investment companies, the MUFG Group determines whether it is the primary beneficiary by evaluation of whether it absorbs a majority of expected losses, receives a majority of expected residual returns or both. See Accounting Changes—Amendment of Accounting for Consolidation of Variable Interest Entities and Note 23 for the details of VIEs.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if control over the securities is not surrendered. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2009, 2010 and 2011, there were no such transactions accounted for as sales.

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

Trading Account Securities—Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value on the consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized currently in Trading account profits (losses)—net, as appropriate. The MUFG Group has elected fair value option accounting for certain foreign securities. See Note 29 for a further discussion of fair value option accounting.

Investment Securities—Debt securities for which the MUFG Group has both the ability and positive intent to hold to maturity are classified as Securities being held to maturity and carried at amortized cost. Debt securities that the MUFG Group may not hold to maturity and marketable equity securities, other than those classified as Trading account securities, are classified as Securities available-for-sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within Accumulated other changes in equity from nonowner sources, which is a component of equity. Other investment securities include nonmarketable equity securities carried at their acquisition cost, and also securities held by subsidiaries that are investment companies or broker and dealers. Such securities held by those subsidiaries are subject to the specialized industry accounting principles for investment companies and broker and dealers applicable for those subsidiaries. Securities of those subsidiaries are carried at their fair values.

Individual debt and equity securities are written down to fair value with the resulting losses charged to consolidated statements of operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities gains (losses)—net in the consolidated statements of operations. In determining other than temporary declines in fair value to be recognized as an impairment loss on investment securities, the MUFG Group generally considers factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value, the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed. The MUFG

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Group adopted the new guidance which amends the other than temporary impairment model for debt securities on April 1, 2009. See Accounting Changes-Recognition and Presentation of Other-Than-Temporary Impairments for a further discussion. This new guidance did not affect the other than temporary impairment model for equity securities. Interest and dividends on investment securities are reported in Interest income. Dividends are recognized when the shareholder right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

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

Loans—Loans originated by the MUFG Group (“originated loans”) are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Originated loans held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using a method that approximates the interest method. Interest income on loans that are not

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the contractual lives of the loans using a method that approximates the interest method when such purchased loans are outside the scope of the guidance on loans and debt securities acquired with deteriorated credit quality as described below.

The MUFG Group divides its loan portfolio into the following segments—Commercial, Residential, Card and UnionBanCal Corporation (“UNBC”) based on the segments used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further divides the Commercial segment into classes based on initial measurement attributes, risk characteristics, or its method of monitoring and assessing credit risk.

Originated loans are considered impaired when, based on current information and events, it is probable that the MUFG Group will be unable to collect all the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Past due status is determined based on the contractual terms of the loan and the actual number of days since the last payment date, and is considered in determining impairment. Originated loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is generally evaluated on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest. Specifically when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment. A nonaccrual loan may be restored to an accrual status when interest and principal payments become current and management expects that the borrower will make future contractual payments as scheduled. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on nonaccrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, such collections are credited to income. The MUFG Group does not capitalize any accrued interest in the principal balances of impaired loans at each balance sheet date.

In accordance with the guidance on loans and debt securities acquired with deteriorated credit quality, impaired loans acquired for which it is probable that the MUFG Group will be unable to collect all contractual receivables are initially recorded at the present value of amounts expected to be received. For these impaired loans, the related valuation allowances are not carried over or created initially. Accretable yield is limited to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the loan’s yield over its remaining life after reduction of any remaining allowance for credit losses for the loan established after its acquisition, if any, while any decrease in such cash flows below those initially expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition are recognized as impairments.

Loan Securitization—The MUFG Group securitizes and services commercial, industrial, and residential loans in the normal course of business. The MUFG Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control. Otherwise, the transfer is

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accounted for as a collateralized borrowing transaction. Interests in loans sold through a securitization accounted for as a sale may be retained in the form of subordinated tranches or beneficial interests. These retained interests are primarily recorded in Securities available for sale. The previous carrying amount of the loans involved in the transfer is allocated between the loans sold and the retained interests based on their relative fair values at the date of the securitization. Since quoted market prices are generally not available, the MUFG Group usually estimates fair value of these retained interests based on the present value of future expected cash flows by using modeling techniques that involve management’s best estimates of key assumptions, which may include default ratio, recovery rates, and discount rates. See Accounting Changes—Amendment of Accounting for Transfers of Financial Assets and Note 29 for details of fair value measurements.

Allowance for Credit Losses—The MUFG Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are generally determined based on detailed loan reviews and a credit assessment by management at each balance sheet date, and are deducted from the allowance for credit losses as net charge-offs. The MUFG Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. Management believes that the provision for credit loss is adequate and the allowance is at the appropriate amount to absorb probable losses inherent in the loan portfolio. During the fiscal year, the MUFG Group did not make any significant changes to the methodologies or policies used to determine its allowance for credit losses.

Key elements relating to the policies and discipline used in determining the allowance for credit losses are credit classification and the related borrower categorization process. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments or current trends. In determining the appropriate level of the allowance, the MUFG Group evaluates the probable loss by category of loan based on its type and characteristics.

The methodologies used to estimate the allowance for each portfolio segment are as follows.

Commercial segment

In the Commercial segment, the methodology for assessing the appropriateness of the allowance consists of several key elements, which include the allocated allowance for individual loans specifically identified for evaluation, the formula allowance, the allocated allowance for country risk exposure, and the allocated allowance for large groups of smaller-balance homogeneous loans.

The allocated allowance for individual loans specifically identified for evaluation represents the impairment allowance determined in accordance with the guidance on accounting by creditors for impairment of a loan. The factors considered by management in determining impairment is the internal credit rating assigned to each borrower which represents the borrower’s creditworthiness determined based on payment status, number of delinquencies, and the probability of collecting principal and interest payments when due. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or on the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent.

The formula allowance is applied to loans that are categorized as Normal or Close Watch, excluding loans identified as a troubled debt restructuring (“TDR”), based on the internal credit rating and historical loss factors which are based on the loss experience. Loans categorized as Normal represent those that are not deemed to have

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collectibility issues. Loans categorized as Close Watch represent those that require close monitoring due to borrowers’ unstable business performance or their financial condition. Estimated losses inherent in the loans at the balance sheet date are calculated by multiplying the default ratio by the nonrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each internal credit rating, taking into account the historical number of defaults of borrowers within each internal credit rating divided by the total number of borrowers. The recovery ratio is mainly determined by the historical experience of collections against loans in default. The default ratio, the recovery ratio and other indicators are continually reviewed to determine the appropriate level of the allowance. Because the evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date. The results of such back-testing are evaluated by management to determine whether the manner and level of formula allowance needs to be changed in subsequent years.

The allocated allowance for country risk exposure is a country-specific allowance for Normal and Close Watch loans, excluding loans identified as a TDR. The allowance is established to supplement the formula allowance for these loans, based on an estimate of probable losses relating to the exposure to countries that are identified by management to have a high degree of transfer risk. The measurement is based on a function of default probability and the recovery ratio with reference to external credit ratings. For the allowance for individual cross-border loans specifically identified for evaluation, the MUFG Group incorporates transfer risk in its determination of the related allowance.

The allocated allowance for large groups of smaller-balance homogeneous loans is established through a process that begins with estimates of probable losses inherent in the portfolio. These estimates are based upon various analyses, including historical delinquency and historical loss experience.

Residential segment

In the Residential segment, the loans are comprised of smaller-balance homogeneous loans that are pooled by their internal credit ratings based on the number of delinquencies. The loans in this segment are generally secured by collateral. Collateral values are based on internal valuation sources, and the allowance is determined for unsecured amounts. The allowance for the nondelinquent group of loans is determined based on historical loss experience. For delinquent groups of loans, the MUFG Group determines the allowance based on the probability of insolvency by the number of actual delinquencies and historical loss experience.

Card segment

In the Card segment, the loans are smaller-balance homogeneous loans that are pooled by their internal credit rating based on the number of delinquencies. The allowance for loans in this segment is basically determined based on the probability of insolvency by the number of actual delinquencies and historical loss experience. For calculating the allocated allowance for loans specifically identified for evaluation, impaired loans are aggregated for the purpose of measuring impairment using historical loss factors.

UNBC segment

In the UNBC segment, the methodology for assessing the appropriateness of the allowance consists of several key elements, which include the allocated allowance for individual loans specifically identified for evaluation, the formula allowance, the allocated allowance for large groups of smaller-balance homogeneous loans, and the unallocated allowance.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allocated allowance for individual loans specifically identified for evaluation is established for loans when management determines that the MUFG Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, including interest payments. Impaired loans are carried at the lower of the recorded investment in the loan, the present value of expected future cash flows discounted at the loan’s effective rate, the loan’s observable market price, or the fair value of the collateral, if the loan is collateral dependent.

The formula allowance is calculated by applying historical loss factors to outstanding loans. Historical loss factors are based on the historical loss experience and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the balance sheet date.

The allocated allowance for large groups of smaller-balance homogeneous loans is established for consumer loans as well as for smaller balance commercial loans. These loans are managed by a pool basis, and loss factors are based on expected net charge-off ranges.

The unallocated allowance represents an estimate of additional losses inherent in the loan portfolio and is composed of attribution factors, which are based upon management’s evaluation of various conditions that are not directly or indirectly measured in the determination of the allocated allowance. The conditions used for consideration of the unallocated allowance at each balance sheet date include factors such as, existing general economic and business conditions affecting the key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions, recent loss experience, duration of the current business cycle, bank regulatory examination results and findings of the internal credit examiners. The MUFG Group reviews these conditions and has an internal discussion with senior credit officers on a quarterly basis.

Allowance for Off-Balance Sheet Credit Instruments—The MUFG Group maintains an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is recorded as a liability in Other liabilities. The MUFG Group adopts the same methodology used in determining the allowance for credit losses on loans. Potential credit losses related to derivatives are considered in the fair value of the derivatives.

Net changes in the allowance for off-balance sheet credit instruments are accounted for as Other non-interest expenses.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued Severance and Pension Liabilities—The MUFG Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans. The liabilities related to these plans are computed and recognized based on actuarial computations. Net actuarial gains and losses that arise from differences between actual experience and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. Under the guidance related to employers’ accounting for defined benefit pension and other postretirement plans, the MUFG Group recognizes a net liability or asset to report the funded status of its defined benefit pension and other postretirement plans in the consolidated balance sheets and recognizes changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in Accumulated other changes in equity from nonowner sources. The costs of the plans, based on actuarial computations of current and future employee benefits, were charged to Salaries and employee benefits. The MUFG Group measures plan assets and benefit obligations as of the date of the consolidated balance sheets.

Long-Term Debt—Premiums, discounts and issuance costs of long-term debt are amortized based on the method that approximates the interest method over the terms of the long-term debt.

Obligations under Guarantees—The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, and liquidity facilities. The MUFG Group recognizes guarantee fee income over the guarantee period based on the contractual terms of the guarantee contracts. It is the MUFG Group’s business practice to receive a guarantee fee at the inception of the guarantee, which approximates market value of the guarantee and is initially recorded as a liability, which is then recognized as guarantee fee income ratably over the guarantee period.

Allowance for Repayment of Excess Interest—The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ demand for reimbursement, and appropriate management’s future forecasts. The allowance is recorded as a liability in Other liabilities. In relation to the estimate of this allowance, see Note 1 “Change in Accounting Estimates” section for the details.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Free Distributions of Common Shares—As permitted by the Company Law, Japanese companies, upon approval by the Board of Directors, may make a free distribution of shares, in the form of a “stock split” as defined, to shareholders. In accordance with generally accepted accounting practice in Japan, such distribution does not give rise to any change in capital stock or capital surplus accounts. Common shares distributed are recorded as shares issued on the distribution date. See Note 16 for further information.

Earnings (Loss) per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common shares and is computed by dividing income available to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 20 for the computation of basic and diluted EPS.

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

Stock-Based Compensation—MUFG and certain of its subsidiaries have stock-based compensation plans. Stock-based compensation expenses are recognized based on the grant date fair value of share based compensation over the period during which an employee is required to provide service in accordance with the terms of the plans. See Note 30 for further discussion of stock-based compensation plans.

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal years ended March 31, 2009 and 2010 to conform to the presentation for the fiscal year ended March 31, 2011.

These reclassifications and format changes include the presentation of “Changes in financial instruments measured at fair value under fair value option, excluding trading account securities —net (Note 29)” as a separate line item which had previously been presented as “Other—net” in cash flows from operating activities in the consolidated statements of cash flows for the fiscal years ended March 31, 2009 and 2010.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These reclassifications and format changes did not result in a change to previously reported financial positions and results of operations.

Change in Accounting Estimates

The MUFG Group periodically updates underlying assumptions to make a current estimate of the allowance for credit losses. During the fiscal year ended March 31, 2009, MUTB adopted an advanced estimation to determine the appropriate level of formula allowance, which is estimated based primarily on the default ratio and the recoverable ratio. Previously, the recoverable ratio was computed according to the amount of the secured part of the loan or appraisal of the collateral, which was discounted by a certain rate. Due to the accumulation of the historical data, MUTB has begun incorporating the historical recovery data of the unsecured portion of loans and of the respective collateral for its respective recoverable ratios since the fiscal year ended March 31, 2009. For the fiscal year ended March 31, 2009, the effect from those changes had a positive impact on Income (loss) before income tax expense (benefit) and Net income (loss) attributable to Mitsubishi UFJ Financial Group of ¥104 billion and ¥62 billion, respectively, and a corresponding impact on both basic and diluted earnings (loss) per common share of ¥5.69 per share.

The MUFG Group observed that the market for collateralized loan obligations (“CLOs”) backed by general corporate loans became significantly inactive compared with normal market activity due to the reduction in liquidity of certain debt securities resulting from the global financial market instability in the second half of the fiscal year ended March 31, 2009. Under such circumstances, the MUFG Group concluded that the unadjusted non-binding quotes from broker-dealers became less reflective of the fair values for CLOs backed by general corporate loans. Consequently, during the second half of the fiscal year ended March 31, 2009, the MUFG Group changed the valuation method for estimating the fair value of such CLOs from the method adopting unadjusted quotes from independent broker-dealers to the estimation method by weighting the internal model prices and the non-binding broker-dealer quotes. This change in valuation method was accounted for prospectively as a change in accounting estimate. See Note 29 for the details of the valuation method.

Prior to the fiscal year ended March 31, 2011, Mitsubishi UFJ NICOS, an MUFG’s consumer finance subsidiary had estimated the allowance for repayment of excess interest (see Note 24 for the details of this allowance) based primarily on historical reimbursement rates of excess interest. For the fiscal year ended March 31, 2011, Mitsubishi UFJ NICOS revised its estimate by updating management’s future forecast to reflect new reimbursement claims information and other data following various legal and industry developments that occurred during the fiscal year. For the fiscal year ended March 31, 2011, the effect from the changes had a negative impact on Income (loss) before income tax expense (benefit) and Net income (loss) attributable to Mitsubishi UFJ Financial Group of ¥61 billion and ¥49 billion, respectively, and a corresponding impact on both basic and diluted earnings (loss) per common share of ¥3.45 per share.

Accounting Changes

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

See Note 29 for a further discussion of the adoption of the new fair value measurement guidance.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued new guidance which provided an option for measuring certain financial assets and financial liabilities using fair value. This guidance allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. This guidance was effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. The MUFG Group adopted this guidance on April 1, 2008. The MUFG Group elected the fair value option for foreign securities classified as available-for-sale held by BTMU and MUTB in the amount of ¥10,448,079 million, whose unrealized gains and losses were reported within accumulated other changes in equity from nonowner sources as of March 31, 2008. BTMU and MUTB economically manage, through their asset and liability management activities, risks associated with their foreign currency-denominated financial assets and liabilities related to fluctuation of foreign exchange rates. However, prior to the adoption of this guidance for these securities, gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while gains and losses on translation of foreign currency-denominated financial liabilities were included in current earnings. The MUFG Group elected the fair value option for these securities to mitigate accounting mismatches related to fluctuations of foreign exchange rates. As a result of adopting the fair value option on these securities, MUFG recorded an increase in the beginning balance of retained earnings as of April 1, 2008 of ¥20,150 million, net of taxes. In addition, the MUFG Group elected the fair value option for certain financial instruments held by MUSHD’s foreign subsidiaries, which increased the beginning balance of retained earnings as of April 1, 2008 of ¥12,829 million, net of taxes.

Noncontrolling Interests—In December 2007, the FASB issued new guidance which requires companies to clearly identify and present ownership interests in subsidiaries held by parties other than the parent in the consolidated financial statements within the equity section but separate from the parent’s equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interests be clearly identified and presented on the face of the consolidated statements of operations; changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for similarly as

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The MUFG Group adopted this guidance on April 1, 2009. As a result, effective April 1, 2009, ¥232,225 million of noncontrolling interests as of March 31, 2009 was reclassified from Other liabilities to Equity on its consolidated balance sheets.

Recognition and Presentation of Other-Than-Temporary Impairments—In April 2009, the FASB staff issued guidance, which amends the other than temporary impairment model for debt securities. This guidance requires an entity to recognize an other than temporary impairment of a debt security if the entity has the intent to sell the debt security or if it is more likely than not the entity will be required to sell the debt security before recovery of its amortized cost basis. In addition, this guidance requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings or the noncredit component in accumulated other changes in equity from nonowner sources when the entity does not intend to sell the debt security and if it is more likely than not that the entity will not be required to sell the debt security before recovery of its amortized cost basis. This guidance also requires additional disclosures, such as the calculation of credit losses, as well as factors considered in reaching a conclusion that an investment is not other than temporarily impaired by major security types. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The MUFG Group adopted this guidance on April 1, 2009. The cumulative effect of the change included a decrease in the opening balance of Accumulated deficit at April 1, 2009 of ¥118,210 million, net of taxes with a corresponding adjustment to accumulated other changes in equity from nonowner sources. See Note 3 for a further discussion on this guidance.

Amendment of Accounting for Transfers of Financial Assets—In June 2009, the FASB issued new guidance which clarifies the application of certain derecognition concepts and eliminates the concept of a qualifying special purpose entity. The guidance also clarifies the concept of “surrendered control” to consider any continuing involvement with the transferred assets regardless of when the terms were agreed. In addition, the guidance introduces the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Finally, the guidance eliminated certain alternatives with respect to initial recognition and measurement and replaced them with a requirement that a transferor recognize and initially measure all assets obtained including a transferor’s beneficial interest and liabilities incurred as a result of a transfer of financial assets accounted for as a sale, at fair value. This guidance is effective for the first annual reporting period beginning after November 15, 2009, and interim periods within that year, with early application prohibited. The MUFG Group adopted this guidance on April 1, 2010, which had no impact on its financial position and results of operations. See Note 4 for details of the additional disclosures required by this guidance.

Amendment of Accounting for Consolidation of Variable Interest Entities—In June 2009, the FASB issued new guidance which amends the accounting for consolidation of VIEs. This guidance changes the guidance by modifying the characteristics for assessing a primary beneficiary to include entities that have the power to direct the activities of the variable interest entity which significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity. The primary beneficiary determination must be reassessed on an ongoing basis. In addition, this guidance amends the identification of VIEs by eliminating the scope exception for qualified special purpose entities and adding an additional reconsideration event for determining whether an entity is a variable interest entity. This guidance is effective from April 1, 2010 for the MUFG Group.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2010, the FASB issued further guidance which defers the requirements of the consolidation guidance for determining beneficiary of VIEs for certain investment funds including mutual funds, private equity funds, hedge funds, venture capital funds, mortgage real estate investment funds, and certain real estate investment funds.

The MUFG Group has elected to apply the new guidance above prospectively. Accordingly, prior periods have not been restated. See Note 23 for more information of disclosures required by the guidance.

Disclosure about Fair Value Measurements—In January 2010, the FASB issued new guidance which requires a new disclosure and clarifies existing disclosure requirements on fair value measurements. The guidance requires additional disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and activity in Level 3 fair value measurement. This guidance also clarifies existing disclosure requirements regarding level of disaggregation and valuation inputs and techniques. This guidance is effective for interim and annual reporting period beginning after December 15, 2009, except for the disclosure of the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for interim and annual reporting beginning after December 15, 2010 with early application permitted. The MUFG Group adopted this guidance on April 1, 2010, except for the disclosure with regard to the Level 3 activity, which had no impact on its financial position and results of operations. See Note 29 for a further discussion on this guidance.

Amendment of Accounting for Impaired Loans when the Pool of Loans is Accounted for as a Single Asset—In April 2010, the FASB issued new guidance which amends the accounting for modifications of loans that are acquired with evidence of credit deterioration and accounted for as a pool. The amendment provides that modifications of such loans, which are acquired with evidence of credit deterioration and accounted for as a pool, do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loans are included is impaired if expected cash flows for the pool change. No additional disclosures are required as a result of this guidance. This guidance is effective for modifications of loans accounted for within pools occurring in the first interim or annual period ending on or after July 15, 2010, with early application permitted. Upon initial adoption of the guidance, an entity may make a one-time election to terminate accounting for loans as a pool. This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration. The MUFG Group adopted this guidance on April 1, 2010, which had no material impact on its financial position and results of operations.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses—In July 2010, the FASB issued new guidance which requires additional disclosures and amends existing disclosure requirements on allowances for credit losses and the credit quality of financial receivables. The guidance requires additional disclosures on credit quality indicators of financing receivables, aging of past due financing receivables, nature and extent of TDR and modifications, and significant purchases and sales of financing receivables on a disaggregated basis. Existing guidance is amended to require disclosure of financing receivables on a more disaggregated basis. This guidance is effective for interim and annual reporting periods ending on or after December 15, 2010. Specific items regarding activity that occurs during a reporting period, such as the allowance roll-forward and modification disclosures will be required for interim and annual reporting periods beginning on or after December 15, 2010. The MUFG Group adopted this guidance on March 31, 2011, except for the disclosures about items regarding activity that occurs during a reporting period which are effective for interim and annual reporting periods beginning on or after December 15, 2010. The guidance affected the MUFG Group’s disclosures about the credit quality of financing receivables and allowances for credit losses, but did not affect its financial position and results of operations. See Note 4 for details of disclosures required by this guidance.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2011, the FASB issued further guidance which defers the effective date for disclosures about TDRs by creditors until the FASB finalizes its project on determining what constitutes a TDR for a creditor. The MUFG Group adopted this guidance immediately upon the issuance, which had no impact on its financial position and results of operations.

In April 2011, the FASB issued further guidance which finalizes its project on determining what constitutes a TDR for a creditor. Under this guidance, the deferred date for disclosures about TDRs by creditors is effective for the first interim and annual periods beginning on or after June 15, 2011. See Recently Issued Accounting Pronouncement—Amendment to Accounting for a Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring for details.

Recently Issued Accounting Pronouncements

Amendments to Accounting Scope of Embedded Credit Derivatives—In March 2010, the FASB issued new guidance which clarifies the scope exception related to embedded credit derivatives. This guidance addresses how to determine which embedded credit derivative features, including those in collateralized debt obligations and synthetic collateralized debt obligations, are considered to be embedded derivatives that are exempt from potential bifurcation and separate accounting requirement. This guidance is effective for the first interim reporting period beginning after June 15, 2010 with early application permitted at the beginning of the first interim reporting period beginning after the issuance of this new guidance. In initially adopting this new guidance, an entity may elect the fair value option for any investment in a beneficial interest in a securitized financial asset. The election of the fair value option is irrevocable and should be determined on an instrument-by-instrument basis at the beginning of the reporting period of initial adoption. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Amendment to Accounting for A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring—In April 2011, the FASB issued new guidance on a creditor’s evaluation of whether a modification or restructuring of a receivable is a TDR. This clarifies the guidance on a creditor’s evaluation of whether the creditor has granted a concession and whether the debtor is experiencing financial difficulties. This guidance also clarifies that a creditor is precluded from using the borrower’s effective rate test when assessing whether a concession has been granted to the borrower. This guidance is effective for the first interim or annual reporting period beginning on or after June 15, 2011. An entity is required to apply this guidance retrospectively for all modifications and restructuring activities that have occurred from the beginning of the annual period of adoption. For receivables that are newly considered impaired under the guidance on accounting by creditors for impairment of a loan, an entity should measure the impairment of those receivables prospectively in the first period of adoption and disclose the total amount of receivables and the related allowance for credit losses as of the end of the period of adoption. Early adoption is permitted. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs—In May 2011, the FASB issued new guidance, which amends certain accounting and disclosure requirements related to fair value measurements, that result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective during interim and annual period beginning after December 15, 2011. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amendments to the Presentation of Comprehensive Income—In June 2011, the FASB issued new guidance which amends presentation and disclosure requirements of other comprehensive income. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption of this guidance is permitted. This new guidance will only affect the presentation of other comprehensive income, and will not affect the MUFG Group’s financial position and results of operations.

2.    BUSINESS DEVELOPMENTS

Mitsubishi UFJ NICOS Co., Ltd.

In 2008, the MUFG Group reorganized the capital structure of Mitsubishi UFJ NICOS, a 76%-owned subsidiary, by eliminating the only outstanding class of capital stock other than the common stock and by having The Norinchukin Bank (“Norinchukin”) become the sole noncontrolling shareholder. This reorganization was carried out in order to further enhance the strategic integrity and flexibility of the MUFG Group and to strive for effective utilization of managerial resources within the MUFG Group.

Pursuant to the reorganization, on August 1, 2008, MUFG acquired, through a share exchange, all the outstanding Mitsubishi UFJ NICOS common stock and all the outstanding Mitsubishi UFJ NICOS Class 1 stock whereby MUFG issued MUFG common stock at a ratio of 0.37 shares of MUFG common stock for every one share of Mitsubishi UFJ NICOS common stock and 1.39 shares of MUFG common stock for every one share of Mitsubishi UFJ NICOS Class 1 stock. MUFG, then, sold 244 million shares of Mitsubishi UFJ NICOS common stock to Norinchukin. Furthermore, MUFG converted all of Mitsubishi UFJ NICOS Class 1 stock acquired from Norinchukin into Mitsubishi UFJ NICOS common stock. As a result, the ownership by MUFG of Mitsubishi UFJ NICOS decreased to approximately 85% from 100%.

The reorganization was accounted for as follows:

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

The acquisition of Mitsubishi UFJ NICOS Class 1 stock and the sale of Mitsubishi UFJ NICOS common stock were treated as one unit of account within the context of MUFG’s conversion of the Class 1 stock. The transactions were accounted for as: (i) a capital transaction representing an induced conversion by Norinchukin of Mitsubishi UFJ NICOS Class 1 stock for approximately 186.6 million shares of Mitsubishi UFJ NICOS common stock, and (ii) the sale by MUFG of approximately 57.4 million shares of Mitsubishi UFJ NICOS common stock, and (iii) the issuance of 69.5 million shares of MUFG common stock. As a result, MUFG recognized a credit to capital surplus of ¥71 billion and recognized ¥8 billion as a direct charge to retained earnings representing the effect of the inducement calculated based on the excess number of Mitsubishi UFJ NICOS common stock deemed received by Norinchukin (over the number of Mitsubishi UFJ NICOS common stock that it would have otherwise received had it converted Mitsubishi UFJ NICOS Class 1 stock under its contractual terms). In addition, gains on the sale of the 57.4 million shares of Mitsubishi UFJ NICOS common stock of ¥6 billion were recognized in the statements of operations. Furthermore, net loss available to common

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shareholders of Mitsubishi UFJ Financial Group was increased by ¥8 billion attributable to the effect of the induced conversion in the calculation of EPS.

All the MUFG common stock issued to effect the foregoing transactions was previously held as treasury stock. The difference between their carrying amounts and the amount at which the corresponding reissuance was measured was respectively recorded in capital surplus and unappropriated retained earnings.

On March 30, 2011, MUFG and Norinchukin increased the capital of Mitsubishi UFJ NICOS through allotment to existing shareholders. MUFG and Norinchukin acquired ¥85 billion and ¥15 billion of new common shares in Mitsubishi UFJ NICOS, respectively, with no change of ownership in the shares of Mitsubishi UFJ NICOS between MUFG and Norinchukin.

UnionBanCal Corporation

BTMU acquired approximately 36% ownership of UNBC through cash tender offers, valuing the transaction at approximately ¥389 billion. The offer expired on September 26, 2008, with purchase of the shares being effective on October 1, 2008. After the offer, BTMU owned approximately 97% of UNBC’s outstanding common stock and acquired the remaining common stock on November 4, 2008. As a result of the tender offers, followed by the second-step merger, UNBC became a wholly-owned subsidiary of BTMU. BTMU previously owned approximately 64% of UNBC. The assets and liabilities acquired through the purchase of the noncontrolling interest of UNBC were measured based on their fair value as of October 1, 2008. The MUFG Group initially recorded approximately ¥175 billion of goodwill and ¥67 billion of intangible assets. The purpose of making UNBC a wholly-owned subsidiary is to achieve greater management flexibility and aim to further strengthen the MUFG Group’s presence in the United States.

On April 16 and 30, 2010, Union Bank, N.A. (“Union Bank”), a subsidiary of UNBC, entered into Purchase and Assumption Agreements with the Federal Deposit Insurance Corporation (“FDIC”) to acquire certain assets and assume certain liabilities of Tamalpais Bank and Frontier Bank and thereby recorded goodwill and core deposit intangible assets of ¥8,068 million and ¥1,648 million, respectively. The assets acquired and liabilities assumed were recorded at their estimated, provisional fair values on the acquisition date. During the fiscal year ended December 31, 2010, UNBC’s management reviewed and, where necessary, adjusted the acquisition date fair values. For a period of up to one year from the date of acquisition (defined as the measurement period), UNBC’s management may further adjust the acquisition date fair values. In connection with the acquisition, Union Bank also entered into two loss share agreements with the FDIC—one for single-family residential mortgage loans and another for commercial loans, the related unfunded commitments and other covered assets.

Securities Joint Venture with Morgan Stanley

The MUFG Group and Morgan Stanley entered into a securities joint venture to integrate their securities business. The purpose of the joint venture is to collaborate in providing capital markets services to investment banking clients of the MUFG Group and Morgan Stanley and to offer a wide range of products and services, including Morgan Stanley’s global products and services to the MUFG Group’s retail and middle market customers in Japan as well as to investment banking clients of both parties. The two joint venture companies will continue to offer products and services in sales and trading and research areas separately.

In relation to the integration of the securities companies in Japan, the former Mitsubishi UFJ Securities Co., Ltd. (“MUS”) was restructured into an intermediate holding company, MUSHD, and a securities business subsidiary, MUS. On May 1, 2010, MUS changed its name to MUMSS and the MUFG Group’s ownership interest in MUMSS also changed from 100% to 60%, with Morgan Stanley holding the remaining 40% voting

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and economic interest. Since the MUFG Group has retained control of MUMSS, the change in the MUFG Group’s ownership interest has been accounted for as an equity transaction and the MUFG Group has recorded ¥127 billion and ¥21 billion of noncontrolling interests and capital surplus, respectively. MUMSS continues the existing Japan based retail, middle markets, capital markets and sales and trading businesses of the former MUS while integrating the investment banking team of the former Morgan Stanley Japan Securities Co., Ltd. (“MSJS”).

On May 1, 2010, MSJS was renamed to Morgan Stanley MUFG Securities Co., Ltd. (“MSMS”). MSMS continues to provide the existing sales and trading and capital markets operations of the former MSJS. The MUFG Group holds a 49% voting interest and a 60% economic interest in MSMS while Morgan Stanley holds the remaining 51% voting interest and 40% economic interest. The MUFG Group applies the equity method of accounting to MSMS due to its significant influence.

3.    INVESTMENT SECURITIES

The amortized costs, gross unrealized gains and losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2010 and 2011 were as follows:

At March 31, 2010:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥39,431,089	¥63,871	¥62,099		¥39,432,861
Japanese prefectural and municipal bonds	272,829	8,148	77		280,900
Foreign governments and official institutions bonds	1,340,750	8,882	4,406		1,345,226
Corporate bonds	3,394,320	88,762	8,434		3,474,648
Residential mortgage-backed securities	934,203	16,004	8,796		941,411
Commercial mortgage-backed securities	57,098	2	3,805		53,295
Asset-backed securities	329,590	773	2,545		327,818
Other debt securities	1,037	—	—		1,037
Marketable equity securities	3,082,948	1,477,616	5,884		4,554,680

Total	¥48,843,864	¥1,664,058	¥96,046		¥50,411,876

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,076,900	¥17,250	¥—		¥1,094,150
Japanese prefectural and municipal bonds	42,348	585	—		42,933
Foreign governments and official institutions bonds	607,558	8,309	300		615,567
Corporate bonds	127,369	2,280	—		129,649
Asset-backed securities	1,086,788	56,245	253	(1)	1,142,780
Other debt securities	2,838	4	—		2,842

Total	¥2,943,801	¥84,673	¥553		¥3,027,921

Note:

(1)	UNBC reclassified CLOs, which totaled ¥111,895 million at fair value, from securities available for sale to securities being held to maturity during the fiscal year ended March 31, 2010. As a result of the reclassification, the unrealized losses at the date of transfer remained in accumulated other changes in equity from nonowner sources in the accompanying consolidated balance sheets was ¥48,914 million before taxes at March 31, 2010 and not included in the table above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2011:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥44,756,826	¥75,017	¥112,221	¥44,719,622
Japanese prefectural and municipal bonds	193,712	6,578	9	200,281
Foreign governments and official institutions bonds	973,175	16,472	856	988,791
Corporate bonds	3,058,698	84,262	3,418	3,139,542
Residential mortgage-backed securities	1,140,271	11,593	13,293	1,138,571
Commercial mortgage-backed securities	31,485	181	1,276	30,390
Asset-backed securities	452,280	665	555	452,390
Other debt securities	960	—	—	960
Marketable equity securities	2,755,016	1,073,797	63,726	3,765,087

Total	¥53,362,423	¥1,268,565	¥195,354	¥54,435,634

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,026,443	¥7,987	¥—	¥1,034,430
Japanese prefectural and municipal bonds	22,667	178	—	22,845
Foreign governments and official institutions bonds	893,316	6,758	2,451	897,623
Corporate bonds	138,810	1,165	46	139,929
Asset-backed securities	935,876	32,144	3,930	964,090
Other debt securities	77	4	—	81

Total	¥3,017,189	¥48,236	¥6,427	¥3,058,998

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥1,655,812 million and ¥1,667,220 million, at March 31, 2010 and 2011, respectively, because their fair values were not readily determinable. A considerable portion of these balances consist of preferred equity securities, including preferred stock issued by Morgan Stanley. The MUFG Group periodically monitors the status of each investee including the credit ratings and changes in the MUFG Group’s share of net assets in the investees as compared with its shares at the time of investment, or utilizes commonly accepted valuation models for certain nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future, to determine if impairment losses exist. See Note 29 for the details of these commonly accepted valuation models. The MUFG Group performs a self-assessment of the credit ratings of issuers of nonmarketable equity securities. The credit ratings are generally updated once a year based on the annual financial statements of issuers. In addition, if an event that could impact the credit rating of an issuer occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. As a result of these self-assessments, the impairment losses recognized on these nonmarketable securities were ¥42,620 million, which mainly resulted from impairment of a limited number of companies categorized in the financial institution and construction industries, ¥24,751 million, which mainly resulted from impairment of a limited number of companies categorized in the financial institution and transportation industries, and ¥2,882 million, which did not include any significant impairment losses from specific companies, in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. Those impairment losses were recognized based on those companies’ particular circumstances.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The impairment of cost-method investments is not evaluated when valuation models are not applicable if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Accordingly, the MUFG Group did not estimate the fair value of such investments which had aggregated costs of ¥532,419 million and ¥515,263 million, at March 31, 2010 and 2011, respectively, since it was not practical. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and broker and dealers presented in Other investment securities were carried at fair value of ¥35,026 million and ¥37,024 million at March 31, 2010 and 2011, respectively.

See Note 29 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2011 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held-to-maturity		Available for sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥789,436	¥794,613	¥12,979,004
Due from one year to five years	1,306,678	1,316,578	29,631,024
Due from five years to ten years	418,571	439,161	4,799,923
Due after ten years	502,504	508,646	3,260,596

Total	¥3,017,189	¥3,058,998	¥50,670,547

For the fiscal years ended March 31, 2009, 2010 and 2011, gross realized gains on sales of investment securities available for sale were ¥224,507 million, ¥344,353 million and ¥270,384 million, respectively, and gross realized losses on sales of investment securities available for sale were ¥75,165 million, ¥47,117 million and ¥35,966 million, respectively.

For the fiscal years ended March 31, 2009, 2010 and 2011, losses resulting from impairment of investment securities to reflect the decline in value considered to be other than temporary were ¥858,874 million, ¥117,485 million and ¥139,020 million, respectively, which were included in Investment securities gains (losses)—net in the consolidated statements of operations. The losses of ¥858,874 million for the fiscal year ended March 31, 2009 included losses of ¥155,489 million from debt securities available for sale mainly classified as Japanese national government bonds and corporate bonds, and ¥660,719 million from marketable equity securities. The losses of ¥117,485 million for the fiscal year ended March 31, 2010 primarily included losses of ¥29,822 million from debt securities available for sale mainly classified as corporate bonds and ¥62,912 million from marketable equity securities. The losses of ¥139,020 million for the fiscal year ended March 31, 2011 included losses of ¥20,488 million from debt securities available for sale mainly classified as corporate bonds, and ¥115,650 million from marketable equity securities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables show the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2010 and 2011 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2010:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
				(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥21,109,870	¥25,459	¥1,806,501	¥36,640	¥22,916,371	¥62,099	114
Japanese prefectural and municipal bonds	10,009	77	—	—	10,009	77	3
Foreign governments and official institutions bonds	822,500	4,404	138	2	822,638	4,406	122
Corporate bonds	431,826	4,709	292,544	3,725	724,370	8,434	5,314
Residential mortgage-backed securities	269,805	2,269	76,545	6,527	346,350	8,796	123
Commercial mortgage-backed securities	2,946	250	47,396	3,555	50,342	3,805	28
Asset-backed securities	12,546	1,672	20,705	873	33,251	2,545	26
Marketable equity securities	96,997	5,711	1,554	173	98,551	5,884	119

Total	¥22,756,499	¥44,551	¥2,245,383	¥51,495	¥25,001,882	¥96,046	5,849

Securities being held to maturity:
Debt securities:
Foreign governments and official institutions bonds	¥85,069	¥300	¥—	¥—	¥85,069	¥300	9
Asset-backed securities	9,571	20	138,402	233	147,973	253	226

Total	¥94,640	¥320	¥138,402	¥233	¥233,042	¥553	235

	Less than 12 months		12 months or more		Total
At March 31, 2011:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
				(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥24,169,306	¥95,292	¥998,080	¥16,929	¥25,167,386	¥112,221	136
Japanese prefectural and municipal bonds	10,111	9	—	—	10,111	9	6
Foreign governments and official institutions bonds	96,431	855	524	1	96,955	856	43
Corporate bonds	309,067	2,051	148,667	1,367	457,734	3,418	3,155
Residential mortgage-backed securities	528,791	10,281	32,139	3,012	560,930	13,293	281
Commercial mortgage-backed securities	—	—	22,236	1,276	22,236	1,276	13
Asset-backed securities	16,708	56	35,961	499	52,669	555	23
Marketable equity securities	610,711	63,580	542	146	611,253	63,726	123

Total	¥25,741,125	¥172,124	¥1,238,149	¥23,230	¥26,979,274	¥195,354	3,780

Securities being held to maturity:
Debt securities:
Foreign governments and official institutions bonds	¥191,109	¥1,255	¥47,145	¥1,196	¥238,254	¥2,451	23
Corporate bonds	7,120	46	—	—	7,120	46	4
Asset-backed securities	259,446	3,840	126,948	90	386,394	3,930	247

Total	¥457,675	¥5,141	¥174,093	¥1,286	¥631,768	¥6,427	274

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following describes the nature of the MUFG Group’s investments and the conclusions reached on the temporary or other than temporary status of the unrealized losses.

Japanese national government and Japanese government agency bonds, Foreign governments and official institutions bonds

As of March 31, 2011, the unrealized losses associated with Japanese national government bonds, Japanese government agency bonds, foreign governments bonds and foreign official institutions bonds are not expected to have any credit losses due to the creditworthiness of sovereign countries and related entities which are guaranteed by the governments, and such unrealized losses are primarily driven by changes in interest rates, not due to credit losses. Therefore, the MUFG Group expects to recover the entire amortized cost basis of these securities and as such has not recorded any impairment losses in the accompanying consolidated statements of operations.

Residential and commercial mortgage-backed securities

As of March 31, 2011, the unrealized losses associated with federal agency residential mortgage-backed securities, which are issued by Government-Sponsored Enterprises (“GSE”) of the United States and collateralized by residential mortgage loans, are expected to be primarily driven by changes in interest rates and not due to credit losses. The unrealized losses associated with other non-agency residential and commercial mortgage-backed securities issued by financial institutions with no guarantee from a GSE are primarily rated investment grade, and with consideration of other factors, such as expected cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. As such, no impairment was recorded in the accompanying consolidated statements of operations.

Asset-backed securities

As of March 31, 2011, the unrealized losses associated with asset-backed securities are primarily related to certain CLOs, which are structured finance products that securitize diversified pools of loan assets into multiple classes of notes from the cash flows generated by such loans, and pay the note holders through the receipt of interest and principal repayments from the underlying loans. Certain of these CLOs are highly illiquid securities for which fair values are difficult to obtain. Unrealized losses arise from widening credit spreads, credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s opinion of the performance of the fund managers. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment (“OTTI”), which is performed when the fair value of a security is lower than its amortized cost. Any security with a change in credit rating is also subject to cash flow analysis to determine whether or not an other-than-temporary impairment exists. The MUFG Group monitored performance of securities and performed expected cash flow analysis, which indicated no observable credit quality issues on such securities at March 31, 2011. As a result, although the fair value of the CLOs portfolio declined during the years ended March 31, 2010 and 2011, no impairment was recorded in the accompanying consolidated statements of operations.

Corporate bonds

As of March 31, 2011, the unrealized losses associated with the corporate bonds are primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the bonds as estimated using the MUFG Group’s cash flow projections using its base assumptions. The key assumptions include probability of default based on credit rating of the bond issuers and loss given default.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a roll-forward of the credit loss component recognized in earnings. The balance at beginning of each fiscal year represents the credit loss component for which OTTI occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairments have occurred. The credit loss component is reduced when the corporate bonds are sold or mature. Additionally, the credit loss component is reduced if the MUFG Group receives or expects to receive cash flows in excess of what the MUFG Group previously expected to receive over the remaining life of the credit impaired debt securities.

	2010	2011
	(in millions)
Balance at beginning of fiscal year	¥40,556	¥36,591

Additions:
Initial credit impairments	24,587	14,087
Subsequent credit impairments	5,235	6,401

Reductions:
Securities sold or matured	(33,787)	(21,621)

Balance at end of fiscal year	¥36,591	¥35,458

The cumulative decline in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at March 31, 2010 and 2011 was ¥29,228 million and ¥23,708 million, respectively. Of which, the credit loss component recognized in earnings was ¥36,591 million and ¥35,458 million, and the remaining related to all other factors recognized in accumulated other changes in equity from nonowner sources before taxes was ¥7,363 million and ¥11,750 million at March 31, 2010 and 2011, respectively.

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

At March 31, 2011, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above, and since the MUFG Group primarily makes these investments for strategic purposes to maintain long-term relationship with its customers.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2010 and 2011, by domicile and type of industry of borrowers are summarized below:

Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan.

	2010	2011
	(in millions)
Domestic:
Manufacturing	¥12,027,795	¥11,248,033
Construction	1,427,933	1,280,899
Real estate	12,261,588	11,660,798
Services	3,714,148	3,417,689
Wholesale and retail	8,597,192	8,443,580
Banks and other financial institutions(1)	4,159,603	3,421,419
Communication and information services	1,339,753	1,249,272
Other industries	9,393,031	8,410,092
Consumer	19,096,832	18,420,864

Total domestic	72,017,875	67,552,646

Foreign:
Governments and official institutions	490,376	516,637
Banks and other financial institutions(1)	2,970,470	3,565,502
Commercial and industrial	14,252,704	13,116,390
Other	2,554,209	2,853,671

Total foreign	20,267,759	20,052,200

Unearned income, unamortized premiums—net and deferred loan fees—net	(99,724)	(102,871)

Total(2)	¥92,185,910	¥87,501,975

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥102,268 million and ¥65,162 million at March 31, 2010 and 2011, respectively, which are carried at the lower of cost or estimated fair value.

Nonaccrual and restructured loans were ¥1,981,201 million and ¥2,008,729 million at March 31, 2010 and 2011, respectively. Had interest on these loans been accrued pursuant to the original terms, gross interest income on such loans for the fiscal years ended March 31, 2010 and 2011 would have been approximately ¥96.2 billion and ¥101.1 billion, respectively, of which approximately ¥38.8 billion and ¥46.0 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of operations. Accruing loans contractually past due 90 days or more were ¥26,418 million and ¥55,748 million at March 31, 2010 and 2011, respectively.

The MUFG Group provided commitments to extend credit to customers with restructured loans. The amounts of such commitments were ¥23,885 million and ¥13,796 million at March 31, 2010 and 2011, respectively. See Note 22 for further discussion of commitments to extend credit.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonaccrual Loans

The nonaccrual status of loans by class at March 31, 2011 is shown below:

2011
(in millions)
Commercial
Domestic	¥686,084
Manufacturing	137,275
Construction	48,338
Real estate	128,282
Services	74,234
Wholesale and retail	171,870
Banks and other financial institutions	7,238
Communication and information services	32,978
Other industries	36,163
Consumer	49,706
Foreign-excluding UNBC	102,869
Residential	129,777
Card	141,445
UNBC	78,623

Total(1)	¥1,138,798

Note:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. The following table shows information about impaired loans at March 31, 2010:

	2010
	Recorded Loan Balance	Impairment Allowance
	(in millions)
Requiring an impairment allowance	¥1,465,040	¥770,262
Not requiring an impairment allowance(1)	360,812	—

Total(2)	¥1,825,852	¥770,262

Notes:

(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥14,524 million at March 31, 2010.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows information about impaired loans by class at March 31, 2011:

	Recorded Loan Balance
At March 31, 2011:	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total	Unpaid Principal Balance	Related Allowance
			(in millions)
Commercial
Domestic	¥943,041	¥265,039	¥1,208,080	¥1,282,887	¥521,797
Manufacturing	257,443	45,046	302,489	311,359	139,522
Construction	51,092	22,244	73,336	78,027	31,626
Real estate	118,840	64,139	182,979	207,373	56,099
Services	136,659	36,066	172,725	186,939	68,946
Wholesale and retail	235,655	49,312	284,967	295,069	144,049
Banks and other financial institutions	3,592	6,266	9,858	11,993	1,658
Communication and information services	45,353	12,572	57,925	59,482	26,416
Other industries	43,028	8,246	51,274	51,981	30,931
Consumer	51,379	21,148	72,527	80,664	22,550
Foreign-excluding UNBC	132,442	1,157	133,599	134,294	66,066
Loans acquired with deteriorated credit quality	37,125	147	37,272	60,799	11,826
Residential	277,704	29,527	307,231	393,742	87,450
Card	149,953	1,766	151,719	173,568	46,963
UNBC	51,530	3,667	55,197	68,452	9,793

Total(2)	¥1,591,795	¥301,303	¥1,893,098	¥2,113,742	¥743,895

Notes:

(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥4,726 million at March 31, 2011.

The average recorded investments in impaired loans were approximately ¥1,556 billion, ¥1,717 billion and ¥1,866 billion, respectively, for the fiscal years ended March 31, 2009, 2010 and 2011.

For the fiscal years ended March 31, 2009, 2010 and 2011, the MUFG Group recognized interest income of approximately ¥40.0 billion, ¥33.4 billion and ¥42.0 billion, respectively, on impaired loans. Interest income on nonaccrual loans for all classes was recognized on a cash basis when ultimate collectibility of principal was certain; otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2011 are shown below:

At March 31, 2011:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥45,354,265	¥4,357,196	¥686,431	¥50,397,892
Manufacturing	9,957,029	1,141,101	137,275	11,235,405
Construction	1,007,788	223,791	48,306	1,279,885
Real estate	9,793,308	1,023,691	128,401	10,945,400
Services	2,878,813	445,863	74,234	3,398,910
Wholesale and retail	7,411,408	829,277	171,870	8,412,555
Banks and other financial institutions	3,110,731	298,554	7,238	3,416,523
Communication and information services	1,074,367	140,614	32,978	1,247,959
Other industries	8,210,660	156,090	36,163	8,402,913
Consumer	1,910,161	98,215	49,966	2,058,342
Foreign-excluding UNBC	14,992,355	1,006,010	39,490	16,037,855
Loans acquired with deteriorated credit quality	41,144	56,201	22,119	119,464

Total	¥60,387,764	¥5,419,407	¥748,040	¥66,555,211

At March 31, 2011:	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥16,015,242	¥134,773	¥16,150,015
Card	¥727,880	¥144,163	¥872,043

	Risk Ratings Based on the Number of Delinquencies		Risk Ratings Based on Internal Credit Ratings
At March 31, 2011:	Accrual	Nonaccrual	Pass	Criticized	Total(1)(2)
	(in millions)
UNBC	¥1,715,853	¥21,595	¥1,767,355	¥275,762	¥3,780,565

Notes:

(1)	Total loans in the above table do not include loans held for sale.
(2)	Total loans of UNBC do not include FDIC covered loans and small business loans which are not individually rated totaling ¥181,850 million. See Note 2 for a further discussion on FDIC covered loans.

The MUFG Group categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt including current financial information, historical payment experience, credit documentation, public information and current economic trends.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower (internal credit ratings of 1 to 15). The MUFG Group assesses several factors, such as debt service potential, net worth analysis, and the level of earnings, to determine the internal credit rating, considering the probability of default. Based on the internal credit rating, loans within the Commercial segment are categorized as Normal (internal credit ratings of 1 to 9), Close Watch (internal credit

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ratings of 10 to 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal credit ratings of 13 to 15). Loans categorized as Normal represent those that are not deemed to have collectability issues. Loans categorized as Close Watch represent those that require close monitoring due to one or more of the following conditions: problems with meeting their financial obligations (e.g., principal repayments or interest payments in arrears), poor or fluctuating business performance, unfavorable financial condition of their businesses, and difficulties in fulfilling loan obligations. Loans categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than Close Watch due to major debt repayment problems or borrower’s legal or virtual bankruptcy and are subject to specific procedures, such as legal liquidation, business suspension, winding up of business, and private liquidation.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and consumer loans within the UNBC segment. The accrual status of these loans is determined by the number of delinquent payments. See Note 1 for further details of categorization of Accrual and Nonaccrual.

Commercial loans within the UNBC segment are categorized as either Pass or Criticized based on the internal credit rating assigned to each borrower. Criticized loans include those loans that are potentially weak, as the borrower has begun to exhibit deteriorating trends, well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt, and critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

For the Commercial, Residential and Card segments, credit quality indicators are based on March 31 information. For the UNBC segment, credit quality indicators are basically based on December 31 information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Past Due Analysis

Age analysis of past due loans by class at March 31, 2011 are shown below:

At March 31, 2011:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥55,100	¥98,225	¥153,325	¥50,244,567	¥50,397,892	¥8,640
Manufacturing	10,355	9,485	19,840	11,215,565	11,235,405	30
Construction	6,346	4,456	10,802	1,269,083	1,279,885	42
Real estate	6,365	37,688	44,053	10,901,347	10,945,400	3,182
Services	6,505	10,317	16,822	3,382,088	3,398,910	457
Wholesale and retail	11,774	11,921	23,695	8,388,860	8,412,555	116
Banks and other financial institutions	24	6,213	6,237	3,410,286	3,416,523	6
Communication and information services	5,814	5,047	10,861	1,237,098	1,247,959	15
Other industries	1,487	4,496	5,983	8,396,930	8,402,913	4
Consumer	6,430	8,602	15,032	2,043,310	2,058,342	4,788
Foreign-excluding UNBC	1,068	74,054	75,122	15,962,733	16,037,855	—
Residential	93,200	55,485	148,685	15,978,909	16,127,594	46,265
Card	34,107	79,196	113,303	742,264	855,567	—
UNBC	24,610	27,951	52,561	3,786,856	3,839,417	163

Total	¥208,085	¥334,911	¥542,996	¥86,715,329	¥87,258,325	¥55,068

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
(2)	Total loans of UNBC do not include ¥9,450 million of FDIC covered loans which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality. See Note 2 for a further discussion on FDIC covered loans.

Allowance for Credit Losses

Changes in the allowance for credit losses for the fiscal years ended March 31, 2009, 2010 and 2011 are shown below:

	2009	2010	2011
	(in millions)
Balance at beginning of fiscal year	¥1,134,940	¥1,156,638	¥1,315,615
Provision for credit losses	626,947	647,793	292,035
Charge-offs	603,298	520,772	385,770
Less—Recoveries	26,446	52,372	43,670

Net charge-offs	576,852	468,400	342,100
Others(1)	(28,397)	(20,416)	(25,094)

Balance at end of fiscal year	¥1,156,638	¥1,315,615	¥1,240,456

Note:

(1)	Others principally include losses (gains) from foreign exchange translation. In addition, for the fiscal year ended March 31, 2010, others include adjustments related to restructuring of business operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2011 are shown below:

At March 31, 2011:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Balance at end of fiscal year:
Individually evaluated for impairment	¥587,863	¥86,514	¥46,963	¥9,793	¥731,133
Collectively evaluated for impairment	277,130	76,734	35,265	85,209	474,338
Loans acquired with deteriorated credit quality	30,618	1,967	379	2,021	34,985

Allowance for credit losses total	¥895,611	¥165,215	¥82,607	¥97,023	¥1,240,456

Loans:
Balance at end of fiscal year:
Individually evaluated for impairment	¥1,341,679	¥300,756	¥150,716	¥55,197	¥1,848,348
Collectively evaluated for impairment	65,094,068	15,826,839	704,851	3,793,669	85,419,427
Loans acquired with deteriorated credit quality	119,464	22,420	16,476	113,549	271,909

Total loans(1)	¥66,555,211	¥16,150,015	¥872,043	¥3,962,415	¥87,539,684

Note:

(1)	Total loans in the above table do not include loans held for sale.

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include the decrease in the allowance for credit losses due to loan disposal activity amounting to ¥13.2 billion, ¥6.8 billion and ¥0.6 billion for the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans Acquired in a Transfer

In accordance with the guidance on loans and debt securities acquired with deteriorated credit quality, the following table sets forth information regarding loans acquired in connection with mergers, for which it is probable, at acquisition, that the MUFG Group will be unable to collect all contractually required payments receivable.

	2010	2011
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥807	¥341,843
Cash flows expected to be collected at acquisitions	90	181,663
Fair value of loans at acquisition	90	152,263
Accretable yield for loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance at beginning of fiscal year	¥82,219	¥60,925
Additions	—	29,401
Accretion	(32,121)	(27,321)
Disposals	—	—
Reclassifications from nonaccretable difference	11,035	23,184
Deconsolidation of a subsidiary	(208)	—
Foreign currency translation adjustments	—	(1,461)

Balance at end of fiscal year	¥60,925	¥84,728

Loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Outstanding balance at beginning of fiscal year	¥654,150	¥522,015
Outstanding balance at end of fiscal year	522,015	662,369
Carrying amount at beginning of fiscal year	248,511	188,719
Carrying amount at end of fiscal year	188,719	271,909
Nonaccruing loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Carrying amount at acquisition date during fiscal year	¥90	¥760
Carrying amount at end of fiscal year	53,459	29,833
Provisions within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance of allowance for loan losses at beginning of fiscal year	¥23,443	¥25,906
Additional provisions during fiscal year	8,987	13,516
Reductions of allowance during fiscal year	4,047	2,202
Balance of allowance for loan losses at end of fiscal year	25,906	34,985

The MUFG Group considered prepayments in the determination of contractual cash flows and cash flows expected to be collected based on historical results.

Lease Receivables

As part of its financing activities, the MUFG Group enters into leasing arrangements with customers. The MUFG Group’s leasing operations are performed through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and transportation equipment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2010 and 2011, the components of the investment in direct financing leases were as follows:

	2010	2011
	(in millions)
Minimum lease payments receivable	¥744,027	¥638,287
Estimated residual values of leased property	33,339	26,713
Less—unearned income	(61,398)	(59,333)

Net investment in direct financing leases	¥715,968	¥605,667

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2011 were as follows:

Direct financing leases
(in millions)
Fiscal year ending March 31:
2012	¥222,133
2013	159,965
2014	112,993
2015	62,589
2016	32,552
2017 and thereafter	48,055

Total minimum lease payment receivables	¥638,287

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

Financial institutions, including the MUFG Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the MUFG Group made loans of ¥407,078 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. On October 1, 2005, the MUFG Group acquired, at fair value, loans of the UFJ Holdings Group to HLAC in connection with the merger with UFJ Holdings. During the fiscal years ended March 31, 2010 and 2011, certain of these loans were repaid before maturity. At March 31, 2010 and 2011, outstanding loans to RCC were ¥179,270 million and ¥169,559 million, respectively.

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The MUFG Group made non-interest-earning deposits of ¥176,089 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997. The deposit balances as of March 31, 2010 and 2011, which are included in Other assets,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were ¥378,119 million and ¥362,695 million, respectively, reflecting a present value discount and subsequent accretion of the discount during the period until the expected maturity date. The non-interest-earning deposits with these funds are expected to mature in 15 years from the deposit dates, which coincides with the planned operational lifespan of RCC.

After 15 years of collection activities of the Jusen loans by RCC, the MUFG Group expects all collection activities will be completed by December 2011. As the end of RCC’s operations is approaching, the amount of the loss (so-called “stage two loss”), which may ultimately be incurred through the collection activities, has been becoming clearer. In May 2011, the Japanese Diet enacted a law to partially revise the Deposit Insurance Law. Although it has already been decided that the loss should be shared equally between the Japanese government and private financial institutions, the revised law clarified the details of how the Japanese government will absorb the half of the loss. On the other hand, the second half of the loss, which has to be absorbed by private financial institutions, would be covered by the investment income earned by the Special Fund during the 15 years. However, if the loss exceeds the total of investment income earned by the Special Fund, such an excess loss would be covered by the deposits with the Special Fund. As a possibility of such an excess loss becomes higher, the MUFG Group recognized impairment losses for the deposits with the Special Fund of ¥22,705 million, which are included in Other non-interest expenses, for the fiscal year ended March 31, 2011.

The management currently believes that all loans to RCC, deposits with the New Fund, and deposits, net of impairment losses, with the Special Fund will be collectible according to their respective terms.

Sales of Loans

The MUFG Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. In order to improve its loan quality, BTMU and MUTB actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third parties without any continuing involvement. Management of BTMU and MUTB generally approves disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. The net loss on the sales of loans was ¥1,728 million for the fiscal year ended March 31, 2009. The net gains on the sales of loans were ¥17,764 million and ¥10,382 million for the fiscal years ended March 31, 2010 and 2011, respectively.

Loan Securitization

During the fiscal year ended March 31, 2009, the MUFG Group securitized commercial loans without recourse of ¥68,090 million to a special purpose entity which was accounted for as a trust. The MUFG Group’s retained interests consisted of senior beneficial interests of ¥60,671 million which were recorded as investment securities. The subordinated beneficial interests of ¥7,419 million were sold and the gains or losses recognized were not material. The MUFG Group had no significant securitization transactions accounted for as sales for the fiscal years ended March 31, 2010 and 2011.

The initial fair value of the senior beneficial interests at the date of the securitization was estimated based on the present value of future expected cash flows using inputs which are observable for the asset or liability either directly or indirectly and amounted to ¥57,461 million which was initially classified as Level 2 assets within the fair value hierarchy. The key inputs and assumptions used in measuring the initial fair value were one month forward rates of 0.33% to 1.07% and anticipated credit spreads of 1.73% to 4.83%. A possibility of prepayment was not considered in measuring fair value because it was not assumed to occur for commercial loans.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amount of the investment securities was allocated between the senior beneficial interests and the subordinated beneficial interests based on their relative fair values at the date of the securitization. The senior beneficial interests are carried at their fair values, and the unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized. The fair value of the senior beneficial interests was ¥38,227 million and ¥22,032 million at March 31, 2010 and 2011, respectively. The purpose of the special purpose entity is to hold and manage only loans without recourse. The following table reflects principal amounts related to assets and liabilities of the special purpose entity at March 31, 2010 and 2011:

	2010	2011
	(in millions)
Principal amounts of commercial loans in trusts	¥47,605	¥25,638

Senior beneficial interests retained by the MUFG Group	¥40,791	¥22,854
Subordinated beneficial interests sold to investors	6,814	2,784

Total beneficial interests	¥47,605	¥25,638

The MUFG Group provides servicing for beneficial interests in the securitized loans. However, no servicing assets or liabilities were recorded as a result of this transaction since the MUFG Group received adequate compensation. The MUFG Group has never provided contractual or noncontractual financial support to the special purpose entity or subordinated beneficial interests holders during or before the present period. Also, there were no liquidity arrangements, guarantees or other commitments provided by third parties related to the transferred financial assets. At March 31, 2010 and 2011, key economic assumptions used in measuring the fair value of the senior beneficial interests were as follows:

	2010	2011
One month forward rate	(0.20) - 0.90%	(0.22) - 0.79%
Credit spread	3.11 - 7.89%	2.80 - 7.20%

At March 31, 2010 and 2011, the sensitivities of the fair value to an immediate adverse change of 10 basis points (“bp”) and 20bp, and 10% and 20% were as follows:

	2010	2011
One month forward rate:
Impact of 10bp adverse change	99.70 - 99.91%	99.85 - 99.92%
Impact of 20bp adverse change	99.42 - 99.84%	99.70 - 99.84%
Credit spread:
Impact of 10% adverse change	97.99 - 99.65%	99.02 - 99.79%
Impact of 20% adverse change	96.00 - 99.31%	98.04 - 99.57%

The sensitivities are hypothetical. In this table, the effect of a variation in a particular assumption on the fair value of the senior beneficial interests was calculated without changing any other assumption; in reality, changes could be correlated and changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes certain cash flows between the MUFG Group and the special purpose entity for the fiscal year ended March 31, 2010 and 2011.

	2010	2011
	(in millions)
Cash flows from collections received on senior beneficial interests	19,799	17,937
Cash flows from dividends on senior beneficial interests	419	209
Servicing fees collected	3	4

There were no other loans that were managed with the securitized loans, and both the transferred assets and the retained assets had no delinquencies at the end of March 31, 2010 and 2011. No credit losses had been incurred from those loans for the fiscal years ended March 31, 2010 and 2011.

Related Party Loans

In some cases, the banking subsidiaries of MUFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2010 and 2011, outstanding loans to such related parties were not significant.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2009, 2010 and 2011, there were no loans to related parties that were charged-off. Additionally, at March 31, 2009, 2010, and 2011, there were no loans to related parties that were impaired.

5.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2010 and 2011 consisted of the following:

	2010	2011
	(in millions)
Land	¥399,893	¥391,602
Buildings	680,085	694,384
Equipment and furniture	681,886	667,073
Leasehold improvements	235,807	225,407
Construction in progress	17,206	15,007

Total	2,014,877	1,993,473
Less accumulated depreciation	1,019,710	1,030,925

Premises and equipment-net	¥995,167	¥962,548

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥92,175 million and ¥66,006 million at March 31, 2010 and 2011, respectively. Accumulated depreciation on such capitalized leases at March 31, 2010 and 2011 amounted to ¥70,284 million and ¥52,223 million, respectively.

BTMU has entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for its business operations, including bank branches. BTMU either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, BTMU was considered to have continuing involvement with the properties. For accounting and reporting

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the consolidated balance sheets and depreciated. The financing obligation at March 31, 2010 and 2011 was ¥52,189 million and ¥50,875 million, respectively.

For the fiscal years ended March 31, 2009, 2010 and 2011, the MUFG Group recognized ¥7,480 million, ¥9,198 million and ¥11,332 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥2,955 million, ¥1,350 million and ¥199 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2009, 2010 and 2011, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

6.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the changes in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2010 and 2011:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Total
		Domestic	Overseas			Total
(in millions)			Other than UNBC	UNBC	Overseas Total
Balance at March 31, 2009:
Goodwill	¥840,055	¥885,234	¥152,203	¥217,202	¥369,405	¥1,254,639	¥22,527	¥2,300	¥2,119,521
Accumulated impairment losses	(840,055)	(884,773)	(532)	—	(532)	(885,305)	(14,735)	—	(1,740,095)

	¥—	¥461	¥151,671	¥217,202	¥368,873	¥369,334	¥7,792	¥2,300	¥379,426

Impairment loss	—	(461)	—	—	—	(461)	—	—	(461)
Foreign currency translation adjustments and other	—	—	—	2,533	2,533	2,533	—	—	2,533

Balance at March 31, 2010:
Goodwill	840,055	885,234	152,203	219,735	371,938	1,257,172	22,527	2,300	2,122,054
Accumulated impairment losses	(840,055)	(885,234)	(532)	—	(532)	(885,766)	(14,735)	—	(1,740,556)

	¥—	¥—	¥151,671	¥219,735	¥371,406	¥371,406	¥7,792	¥2,300	¥381,498
Goodwill acquired during the fiscal year(2)	—	—	—	8,068	8,068	8,068	—	—	8,068
Foreign currency translation adjustments and other	—	—	—	(26,174)	(26,174)	(26,174)	—	—	(26,174)

Balance at March 31, 2011:
Goodwill	840,055	885,234	152,203	201,629	353,832	1,239,066	22,527	2,300	2,103,948
Accumulated impairment losses	(840,055)	(885,234)	(532)	—	(532)	(885,766)	(14,735)	—	(1,740,556)

	¥—	¥—	¥151,671	¥201,629	¥353,300	¥353,300	¥7,792	¥2,300	¥363,392

Notes:

(1)	See Note 27 for the business segment information of the MUFG Group.
(2)	See Note 2 for the goodwill acquired in connection with various acquisitions.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill impairment losses of ¥845,842 million and ¥461 million were recognized for the fiscal years ended March 31, 2009 and 2010, respectively. There were no impairment losses recognized for the fiscal year ended March 31, 2011. Reporting units for which impairment losses were recognized are as follows:

Business Segment	Reporting Unit	Impairment loss
		2009	2010
		(in millions)
Integrated Retail Banking Business Group	BTMU-Retail	¥636,322	¥—
Integrated Retail Banking Business Group	Mitsubishi UFJ NICOS-Retail	193,579	—
Integrated Corporate Banking Business Group—Domestic	BTMU-Corporate	—	461
Integrated Corporate Banking Business Group—Domestic	MUSHD-Corporate	1,206	—
Integrated Trust Assets Business Group	MUTB-Trust	14,735	—

		¥845,842	¥461

For the fiscal year ended March 31, 2009, the MUFG group recognized ¥845,842 million as an impairment of goodwill, mainly due to the financial crisis. MUFG’s stock price declined from ¥860 at March 31, 2008 to ¥476 at March 31, 2009, and market capitalization continuously diminished. That made our financing forecast weak and negatively affected the fair value of MUFG’s reporting units. As a result of readjustment of further projections performed by management, the fair value of most reporting units which is based on discounted cash flows fell below the carrying amount, and goodwill relating to the BTMU-Retail, Mitsubishi UFJ NICOS-Retail, MUSHD-Corporate, and MUTB-Trust reporting units was impaired.

The fair value of those reporting units was estimated using the present value of expected future cash flows.

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2010 and 2011:

	2010			2011
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥1,263,031	¥707,888	¥555,143	¥1,374,334	¥839,872	¥534,462
Core deposit intangibles	638,290	329,163	309,127	632,533	377,325	255,208
Customer relationships	208,118	100,419	107,699	207,670	113,435	94,235
Trade names	60,058	8,616	51,442	51,579	10,209	41,370
Other	4,006	2,282	1,724	4,173	2,648	1,525

Total	¥2,173,503	¥1,148,368	1,025,135	¥2,270,289	¥1,343,489	926,800

Intangible assets not subject to amortization:
Indefinite-lived customer relationships			61,491			42,224
Indefinite-lived trade names			4,459			4,459
Other			25,032			18,038

Total			90,982			64,721

Total			¥1,116,117			¥991,521

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

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2011 amounted to ¥153,887 million, which primarily consisted of ¥151,992 million of software. The weighted average amortization periods for these assets are 6 years. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2011 amounted to ¥332 million.

For the fiscal years ended March 31, 2009, 2010 and 2011, the MUFG Group recognized ¥126,885 million, ¥12,400 million and ¥26,566 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.

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

The impairment loss for the fiscal year ended March 31, 2010 included a loss of ¥9,239 million relating to the contractual rights of a business alliance, which was reported under the Integrated Retail Banking Business Group. The intangible asset was not subject to amortization and was aggregated in Other intangible assets. The fair value of the intangible asset was calculated based on the present value of expected future cash flows. Estimated future cash flows were revised downwards due to a change in the business environment within our credit card business. Accordingly, the MUFG Group reevaluated the intangible asset and recognized an impairment loss.

The impairment loss for the fiscal year ended March 31, 2011 included a loss of ¥19,267 million relating to customer relationships under the Integrated Trust Assets Business Group and a loss of ¥6,226 million relating to the contractual rights of a business alliance reported under the Integrated Retail Banking Business Group. These intangible assets were not subject to amortization. The intangible assets were valued based on discounted expected future cash flows. Estimated future cash flows of the above customer relationships were revised downwards due to the global financial environment where low interest rates were expected to continue, and the Japanese yen appreciated against major currencies, and its adverse impact to the growth prospect of trust assets. The estimated future cash flows of the above contractual rights were revised downwards due to the severe environment of the credit card business. Accordingly, the MUFG Group reevaluated the intangible assets and recognized impairment losses.

Also, for the fiscal year ended March 31, 2011, the MUFG Group recognized a loss of ¥16,370 million in Other non-interest expenses in the consolidated statements of operations from the disposal of software for internal use due to a suspension of the system integration project by one of MUFG’s subsidiaries.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2012	¥212,190
2013	179,776
2014	136,009
2015	101,529
2016	73,126

7.    INCOME TAXES

The detail of current and deferred income tax expense (benefit) for the fiscal years ended March 31, 2009, 2010 and 2011 were as follows:

	2009	2010	2011
	(in millions)
Current:
Domestic	¥27,180	¥36,993	¥52,982
Foreign	114,259	53,659	70,292

Total	141,439	90,652	123,274

Deferred:
Domestic	(293,849)	297,989	299,725
Foreign	(107,518)	18,399	16,901

Total	(401,367)	316,388	316,626

Income tax expense (benefit)	(259,928)	407,040	439,900
Income tax expense (benefit) reported in equity relating to:
Investment securities	(585,322)	350,507	(193,657)
Derivatives qualifying for cash flow hedges	2,725	(3,295)	(2,250)
Pension liability adjustments	(288,856)	157,720	(69,139)
Foreign currency translation adjustments	(15,004)	2,594	2,007

Total	(886,457)	507,526	(263,039)

Total	¥(1,146,385)	¥914,566	¥176,861

Reconciliation of Effective Income Tax Rate

Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 40.6% for the fiscal years ended March 31, 2009, 2010 and 2011. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of operations to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Nondeductible expenses	(0.2)	0.2	0.3
Dividends from foreign subsidiaries	(0.3)	0.0	0.1
Foreign tax credit and payments	(0.7)	0.7	3.3
Lower tax rates applicable to income of subsidiaries	0.0	(0.7)	(0.6)
Change in valuation allowance	(2.3)	(5.8)	10.6
Realization of previously unrecognized tax effects of subsidiaries	(1.7)	(0.9)	(3.7)
Nontaxable dividends received	0.4	(0.1)	(2.7)
Impairment of goodwill	(19.5)	0.0	0.0
Undistributed earnings of subsidiaries	(1.5)	(1.6)	(1.5)
Tax and interest expense for uncertainty in income taxes	(1.0)	0.6	0.2
Expiration of loss carryforward	(0.6)	0.2	6.4
Other—net	1.5	(1.5)	(0.5)

Effective income tax rate	14.7%	31.7%	52.5%

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2010 and 2011 were as follows:

	2010	2011
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥902,282	¥887,531
Operating loss carryforwards	518,948	259,183
Loans	12,746	2,785
Accrued liabilities and other	397,255	438,045
Premises and equipment, including sale-and-leaseback transactions	128,158	126,905
Derivative financial instruments	28,861	67,312
Investment securities (including trading account assets at fair value under fair value option)	82,470	212,511
Accrued severance indemnities and pension plans	100,804	169,349
Valuation allowance	(641,619)	(726,774)

Total deferred tax assets	1,529,905	1,436,847

Deferred tax liabilities:
Intangible assets	212,845	164,291
Lease transactions	50,611	51,239
Other	55,055	57,749

Total deferred tax liabilities	318,511	273,279

Net deferred tax assets	¥1,211,394	¥1,163,568

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance was provided primarily against deferred tax assets recorded at MUFG and its subsidiaries with operating loss carryforwards. The amount of the valuation allowance is determined based on a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2010 and 2011 to the extent that it is more likely than not that they will not be realized.

Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2010 and 2011, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥26,179 million and ¥ 26,378 million, respectively. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither plans nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.

Operating Loss and Tax Credit Carryforwards

At March 31, 2011, the MUFG Group had operating loss carryforwards of ¥575,403 million and tax credit carryforwards of ¥4,496 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2012	¥80,439	¥—
2013	202,905	—
2014	27,994	—
2015	13,259	—
2016	45,350	—
2017	12,373	—
2018 and thereafter	168,407	3,923
No definite expiration date	24,676	573

Total	¥575,403	¥4,496

The above table represents the operating loss carryforwards for corporate tax. In addition, at March 31, 2011, BTMU and MUTB had operating loss carryforwards of ¥375,609 million for enterprise tax whose effective tax rate is 7.0%. If not utilized, such operating loss carryforwards will expire in 2012.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Uncertainty in Income Tax

The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2009, 2010 and 2011:

	2009	2010	2011
	(in millions)
Balance at beginning of fiscal year	¥44,764	¥72,857	¥75,479
Gross amount of increases for current year’s tax positions	23,960	2,771	406
Gross amount of decreases for current year’s tax positions	—	—	(1,482)
Gross amount of increases for prior years’ tax positions	15,104	15,208	9,113
Gross amount of decreases for prior years’ tax positions	(5,459)	(5,506)	(8,698)
Net amount of changes relating to settlements with tax authorities	447	(6,695)	(4,434)
Decreases due to lapse of applicable statutes of limitations	(14)	(1,281)	(1,479)
Foreign exchange translation	(5,945)	(1,875)	(7,608)

Balance at end of fiscal year	¥72,857	¥75,479	¥61,297

The total amount of unrecognized tax benefits at March 31, 2009, 2010 and 2011 that, if recognized, would affect the effective tax rate are ¥25,471 million, ¥27,192 million and ¥24,639 million, respectively. The remainder of the uncertain tax positions have offsetting amounts in other jurisdictions or are temporary differences.

The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense (benefit). Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the consolidated financial statements for the fiscal years ended March 31, 2009, 2010 and 2011:

	2009	2010	2011
	(in millions)
Balance at beginning of fiscal year	¥4,047	¥5,842	¥7,273
Total interest and penalties in the consolidated statements of operations	2,588	4,490	585
Total cash settlements and foreign exchange translation	(793)	(3,059)	(825)

Balance at end of fiscal year	¥5,842	¥7,273	¥7,033

The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2011
United States—Federal	2007 and forward
United States—California	2005 and forward
United States—New York	2001 and forward
United States—New York City	2001 and forward

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income (Loss) before Income Tax Expense (Benefit)

Income (loss) before income tax expense (benefit) by jurisdiction for the fiscal years ended March 31, 2009, 2010 and 2011 was as follows:

	2009	2010	2011
	(in millions)
Domestic income (loss)	¥(1,776,405)	¥870,192	¥443,304
Foreign income	12,178	411,924	393,934

Total	¥(1,764,227)	¥1,282,116	¥837,238

8.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2011, assets mortgaged, pledged, or otherwise subject to lien were as follows:

(in millions)
Trading account securities	¥8,616,845
Investment securities	4,361,431
Loans	6,450,799
Other	59,198

Total	¥19,488,273

The above pledged assets were classified by type of liabilities to which they related as follows:

(in millions)
Deposits	¥388,298
Call money and funds purchased	484,606
Payables under repurchase agreements and securities lending transactions	9,634,077
Other short-term borrowings and long-term debt	8,943,147
Other	38,145

Total	¥19,488,273

Note:

Subsequentto the issuance of the MUFG Group’s consolidated financial statements for the fiscal year ended March 31, 2010, management determined that the trading account assets pledged that secured parties are permitted to sell or repledge for the fiscal year ended March 31, 2010 was erroneously disclosed. Such amount has been restated from the amount previously reported as follows in the parenthetic note to Trading account assets in the consolidated balance sheet:

	2010
	As previously reported	As restated
	(in millions)
Trading account assets pledged that secured parties are permitted to sell or repledge	¥8,712,347	¥8,409,598

In addition, at March 31, 2011, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets aggregating ¥25,804,091 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and the Tokyo Bankers Association, for derivative transactions and for certain other purposes.

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

Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2010 and 2011 the reserve funds maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥2,041,048 million and ¥4,128,505 million, respectively. Average reserves during the fiscal years ended March 31, 2010 and 2011 were ¥1,961,783 million and ¥2,301,810 million, respectively.

Collateral

The MUFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and notes receivable and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the MUFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2011, the MUFG Group pledged ¥31,491 billion of assets that may not be sold or repledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2010 and 2011, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was approximately ¥19,044 billion and ¥12,352 billion, respectively, of which approximately ¥7,634 billion and ¥8,227 billion, respectively, was sold or repledged(1). The amount includes the collateral that may be repledged under the current Japanese legislation but the MUFG Group does not dispose of before the counterparties’ default in accordance with the customary practice within the Japanese banking industry.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2010 and 2011, the cash collateral paid for derivative transactions, which is included in other assets, were ¥634,299 million and ¥766,617 million, respectively and the cash collateral received for derivative transactions, which is included in other liabilities, were ¥260,233 million and ¥337,192 million, respectively.

Note:

(1)	Subsequent to the issuance of the MUFG Group’s consolidated financial statements for the fiscal year ended March 31, 2010, management determined that the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged and the collateral which was sold or repledged were erroneously disclosed. Such amounts have been restated from the amount previously reported of ¥19,093 billion and ¥6,983 billion, respectively.

9.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$121 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2011) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were ¥27,253,035 million and ¥14,411,085 million, respectively, at March 31, 2010, and ¥26,960,090 million and ¥13,898,728 million, respectively, at March 31, 2011.

The maturity information at March 31, 2011 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥35,704,148	¥13,812,257
Due after one year through two years	6,427,398	247,805
Due after two years through three years	3,051,730	135,808
Due after three years through four years	676,089	32,901
Due after four years through five years	814,135	35,665
Due after five years	110,927	27,508

Total	¥46,784,427	¥14,291,944

10.    CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
	(in millions, except percentages and days)
Average balance during the fiscal year:
Call money and funds purchased	¥3,051,725	¥2,349,445	¥2,173,923
Call loans and funds sold	1,080,630	651,778	656,322

Net funds purchased position	¥1,971,095	¥1,697,667	¥1,517,601

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥2,235,858	¥1,883,824	¥2,313,487
Principal range of maturities	1 day to 30 days	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.33%	0.28%	0.29%
Maximum balance at any month-end during the fiscal year	¥4,133,609	¥2,611,306	¥2,488,885
Weighted average interest rate paid during the fiscal year	0.82%	0.24%	0.27%

Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    DUE TO TRUST ACCOUNT

MUTB holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.

However, excess cash funds of individual trust accounts are often placed with MUTB which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions for the fiscal years ended March 31, 2009, 2010 and 2011 is as follows. See Note 22 for further discussion of this account’s decrease:

	2009	2010	2011(1)
	(in millions, except percentages)
Average balance outstanding during the fiscal year	¥1,479,736	¥1,683,607	¥674,622
Maximum balance at any month-end during the fiscal year	1,796,846	1,795,280	752,244
Weighted average interest rate during the fiscal year	0.46%	0.36%	0.12%

Note

(1)	Effective April 1, 2010, the MUFG Group adopted new guidance that amends the accounting for consolidation of VIEs. As a result, the amount of average balance outstanding, the maximum balance at any month-end and weighted average interest rate during the fiscal year ended March 31, 2011 decreased. See Note 23 for further discussion of the adoption of the new guidance.

12.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2010 and 2011, the MUFG Group had unused lines of credit for short-term financing amounting to ¥9,802,803 million and ¥19,984,360 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2010 and 2011 were comprised of the following:

	2010	2011
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,208,690	¥1,262,885
Borrowings from the Bank of Japan	2,861,400	5,513,650
Borrowings from other financial institutions	209,030	175,951
Other	73,560	65,843

Total domestic offices	4,352,680	7,018,329

Foreign offices:
Commercial paper	907,641	732,910
Borrowings from other financial institutions	819,633	730,479
Other	17,416	6,595

Total foreign offices	1,744,690	1,469,984

Total	6,097,370	8,488,313
Less unamortized discount	34	116

Other short-term borrowings—net	¥6,097,336	¥8,488,197

Weighted average interest rate on outstanding balance at end of fiscal year	0.27%	0.24%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2010 and 2011 was comprised of the following:

	2010	2011
	(in millions)
MUFG:
Obligations under capital leases	¥45	¥22
Unsubordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2010-2011, principally 0.59%-1.21%	230,000	—
Subordinated debt(1):
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 3.92%-4.42%	380,500	380,500
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 2.42%-4.78%	2,500	2,500
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 6.25%	465	416
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	1,251	1,176
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, and Euro, no stated maturity, principally 6.20%(2)	421	402
Floating rate borrowings, payable in Japanese yen, no stated maturity, principally 3.05%-3.17%	16,208	16,209

Total	631,390	401,225

BTMU:
Obligations under capital leases	¥27,888	¥17,937
Obligation under sale-and-leaseback transactions	52,189	50,875
Unsubordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2011-2027, principally 0.26%-2.69%	1,626,600	1,485,402
Fixed rate bonds, payable in US dollars, due 2012-2015, principally 1.60%-3.85%	219,574	400,561
Fixed rate bonds, payable in other currencies excluding Japanese yen, and US dollars, due 2012-2014, principally 5.40%-5.58%(2)	17,056	64,496
Fixed rate borrowings, payable in Japanese yen, due 2011-2023, principally 0.25%-0.50%	18,327	7,428
Fixed rate borrowings, payable in US dollars, due 2018, principally 7.49%	586	462
Fixed rate borrowings, payable in other currencies excluding Japanese yen, and US dollars, due 2011-2013, principally 1.50%-5.65%(2)	4,687	1,294
Adjustable rate bonds, payable in Japanese yen, due 2014, principally 1.71%	20,000	20,000
Floating rate bonds, payable in US dollars, due 2014, principally 0.97%	—	41,575
Floating rate borrowings, payable in US dollars, due 2014-2016, principally 0.62%-0.79%	325,640	424,065

Total	2,232,470	2,445,283
Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2011-2031, principally 1.13%-2.91%	1,649,855	1,910,698
Fixed rate borrowings, payable in Japanese yen, due 2011-2035, principally 0.71%-3.62%	129,433	216,940
Fixed rate bonds, payable in US dollars, due 2011, principally 7.40%	371,098	167,380
Fixed rate borrowings, payable in US dollars, due 2013, principally 6.76%	122,714	108,393
Adjustable rate bonds, payable in Japanese yen, due 2018-2019, principally 0.99%-1.75%	93,700	93,700
Adjustable rate borrowings, payable in Japanese yen, due 2012-2028, principally 0.36%-2.90%	544,100	574,500
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 0.90%-4.78%	1,392,700	1,083,800
Adjustable rate borrowings, payable in US dollars, due 2016-2017, principally 0.71%-0.78%	229,157	145,928
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 1.13%-6.25%	232,600	207,875
Adjustable rate bonds, payable in Euro, due 2015, principally 3.50%	124,920	—
Adjustable rate borrowings, payable in Euro, due 2017, principally 1.45%	112,428	11,757
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	164,270	154,605
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, and Euro, due 2017, principally 1.30%(2)	38,610	36,820
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, and Euro, no stated maturity, principally 6.20%(2)	79,326	75,648
Floating rate borrowings, payable in Japanese yen, due 2020-2027, principally 0.52%-0.87%	52,800	38,100

Total	5,337,711	4,826,144
Obligations under loan securitization transaction accounted for as secured borrowings, due 2011-2045, principally 0.39%-6.66%	2,847,735	2,640,007

Total	10,497,993	9,980,246

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2010	2011
	(in millions)
Other subsidiaries:
Obligations under capital leases	¥16,551	¥11,398
Unsubordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2011-2038 principally 0.00%-10.30%	491,310	378,528
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2011-2038, principally 0.00%-10.00%	193,447	23,573
Fixed rate borrowings, bonds and notes, payable in Euro, due 2011, principally 1.75%	—	436
Fixed rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, and Euro, due 2011-2038, principally 0.00%-11.30%(2)	3,518	3,389
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2011-2040, principally 0.00%-22.40%	1,205,153	1,231,674
Floating/Adjustable rate borrowings, bonds and notes, payable in US dollars, due 2011-2038, principally 0.00%-14.00%	131,494	401,646
Floating rate bonds and notes, payable in Euro, due 2012-2014, principally 0.00%-0.50%	504	228
Floating rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, and Euro, due 2011-2038, principally 0.00%-11.50%(2)	3,740	16,079
Other institutions, due 2035, principally 1.64%-3.58%	4,684	3,812

Total	2,033,850	2,059,365
Subordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2011-2030, principally 0.93%-3.04%	298,163	349,629
Fixed rate bonds and notes, payable in US dollars, due 2013-2030, principally 5.25%-11.33%	111,923	97,085
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2016-2020, principally 0.58% -2.70%	157,600	97,300
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, no stated maturity, principally 1.93%-3.50%	125,900	104,118
Floating rate borrowings, bonds and notes, payable in Japanese yen, due 2011-2015, principally 0.08%-1.80%	176,330	161,823
Floating rate bonds and notes, payable in US dollars, due 2010, principally 1.39%	461	—
Other miscellaneous debt	3	—

Total	870,380	809,955
Obligations under loan securitization transaction accounted for as secured borrowings, due 2011-2017, principally 0.40%-3.02%	112,260	94,539

Total	3,033,041	2,975,257

Total	¥14,162,424	¥13,356,728

Notes:

(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.
(2)	Minor currencies, such as British pound, Brazilian real, Chinese yuan, Indonesian rupiah, Hong Kong dollars etc, have been summarized into the “Other currencies” classification.

The MUFG Group uses derivative financial instruments for certain debts to manage its interest rate and currency exposures. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2010 and 2011.

Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of maturities of long-term debt subsequent to March 31, 2011:

	MUFG	BTMU	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2012	¥9	¥838,774	¥617,310	¥1,456,093
2013	6	1,006,347	413,182	1,419,535
2014	4	1,088,535	359,173	1,447,712
2015	2	907,146	249,794	1,156,942
2016	—	772,680	141,070	913,750
2017 and thereafter	401,204	5,366,764	1,194,728	6,962,696

Total	¥401,225	¥9,980,246	¥2,975,257	¥13,356,728

13.    SEVERANCE INDEMNITIES AND PENSION PLANS

Defined Benefit Pension Plans

The MUFG Group has funded contributory and non-contributory defined benefit pension plans (“pension benefits”), which cover substantially all of their employees and provide for lifetime annuity payments commencing at age 65 based on eligible compensation at the time of severance, rank, years of service and other factors.

BTMU and certain domestic subsidiaries, MUSHD, Mitsubishi UFJ NICOS and some subsidiaries of MUFG have non-contributory Corporate Defined Benefit Pension plans (“CDBPs”) which provide benefits to all their domestic employees. MUTB has a contributory CDBP similar to these non-contributory CDBPs.

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

Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2009, 2010 and 2011 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2009	2010	2011	2009		2010		2011
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥39,443	¥41,823	¥39,713	¥7,448	¥945	¥6,414	¥872	¥6,092	¥909
Interest costs on projected benefit obligation	32,926	29,071	33,184	11,301	1,369	10,587	1,226	10,900	1,335
Expected return on plan assets	(68,710)	(49,826)	(56,105)	(16,820)	(1,373)	(15,309)	(936)	(16,220)	(1,086)
Amortization of net actuarial loss	1,653	51,980	15,600	2,133	320	2,682	678	1,386	516
Amortization of prior service cost	(7,373)	(9,801)	(10,576)	77	(78)	39	(67)	51	(61)
Amortization of net obligation at transition	(5)	(1)	—	—	192	—	123	—	115
Loss on settlements and curtailment	4,463	3,037	3,706	—	—	—	—	—	—

Net periodic benefit cost	¥2,397	¥66,283	¥25,522	¥4,139	¥1,375	¥4,413	¥1,896	¥2,209	¥1,728

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2009	2010	2011	2009		2010		2011
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	1.93%	1.66%	2.05%	5.74%	6.01%	5.70%	5.77%	6.10%	6.04%
Discount rates in determining benefit obligation	1.66	2.05	1.91	5.70	5.77	6.10	6.04	5.67	5.36
Rates of increase in future compensation level for determining expense	3.10	3.07	3.06	4.51	—	4.64	—	4.72	—
Rates of increase in future compensation level for determining benefit obligation	3.07	3.06	3.23	4.64	—	4.72	—	4.67	—
Expected rates of return on plan assets	3.13	3.02	2.98	7.84	8.00	7.50	8.00	7.49	8.00

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year, and the effect of a one-percentage-point change in the assumed health care cost trend rate:

	UNBC		Other than UNBC
	2010(1)	2011(1)	2010(1)	2011(1)
Initial trend rate	9.38%	9.12%	8.00%	7.50%
Ultimate trend rate	5.00%	5.00%	5.00%	5.00%
Year the rate reaches the ultimate trend rate	2018	2018	2016	2016

	UNBC		Other than UNBC
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥266	¥(221)	¥73	¥(57)
Effect on postretirement benefit obligation	2,273	(1,934)	898	(695)

Note:

(1)	Fiscal periods of UNBC and foreign subsidiaries end on December 31. Therefore, above tables present the rates and amounts at December 31, 2009 and 2010, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2010 and 2011:

	Domestic subsidiaries				Foreign offices and subsidiaries
	2010		2011		2010		2011
	Non-contributory pension benefits and SIP	Contributory pension benefits	Non-contributory pension benefits and SIP	Contributory pension benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,408,695	¥389,060	¥1,303,012	¥367,501	¥179,523	¥22,990	¥193,008	¥23,552
Service cost	35,593	6,230	34,320	5,393	6,414	872	6,092	909
Interest cost	22,569	6,502	25,608	7,576	10,587	1,226	10,900	1,335
Plan participants’ contributions	—	1,065	—	1,061	14	408	12	439
Acquisitions/ Divestitures	(19,084)	—	(577)	—	—	—	19	—
Amendments	(19)	—	8,242	—	—	—	1	—
Actuarial loss (gain)	(75,323)	(22,251)	26,935	13,353	766	(349)	14,290	1,944
Benefits paid	(51,789)	(13,105)	(52,583)	(13,427)	(6,922)	(1,762)	(6,377)	(1,714)
Lump-sum payment	(17,630)	—	(16,805)	—	(79)	(12)	(194)	(10)
Translation adjustments	—	—	—	—	2,705	179	(22,671)	(2,802)

Benefit obligation at end of fiscal year	1,303,012	367,501	1,328,152	381,457	193,008	23,552	195,080	23,653

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,249,747	407,340	1,436,335	474,487	145,529	11,383	183,445	14,240
Actual return (loss) on plan assets	211,838	73,637	(61,992)	(17,535)	30,292	2,912	23,418	1,679
Employer contributions	33,599	5,550	26,737	6,787	12,452	1,209	11,728	1,168
Acquisitions/ Divestitures	(7,060)	—	13	—	—	—	26	—
Plan participants’ contributions	—	1,065	—	1,061	14	408	12	439
Benefits paid	(51,789)	(13,105)	(52,583)	(13,427)	(6,922)	(1,762)	(6,377)	(1,714)
Translation adjustments	—	—	—	—	2,080	90	(22,122)	(1,769)

Fair value of plan assets at end of fiscal year	1,436,335	474,487	1,348,510	451,373	183,445	14,240	190,130	14,043

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥176,107	¥106,986	¥71,972	¥69,916	¥7,732	¥—	¥9,947	¥—
Accrued benefit cost	(42,784)	—	(51,614)	—	(17,295)	(9,312)	(14,897)	(9,610)

Net amount recognized	¥133,323	¥106,986	¥20,358	¥69,916	¥(9,563)	¥(9,312)	¥(4,950)	¥(9,610)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated accumulated benefit obligations of these plans at March 31, 2010 and 2011 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2010	2011	2010	2011
	(in millions)
Aggregated accumulated benefit obligations	¥1,654,197	¥1,685,442	¥176,662	¥181,239

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2010 and 2011 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2010	2011	2010	2011
	(in millions)
Projected benefit obligations	¥112,287	¥115,835	¥40,061	¥27,588
Accumulated benefit obligations	107,247	110,342	38,926	26,927
Fair value of plan assets	69,503	69,059	23,855	12,750

BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2009, 2010 and 2011 were ¥11,247 million, ¥13,617 million and ¥17,098 million, respectively.

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

The following table presents the amounts recognized in accumulated other changes in equity from nonowner sources of the MUFG Group at March 31, 2010 and 2011:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2010	2011	2010		2011
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥336,910	¥493,526	¥55,454	¥6,690	¥54,427	¥6,709
Prior service cost	(62,083)	(43,264)	229	(304)	172	(181)
Net obligation at transition	—	—	—	363	—	245

Gross pension liability adjustments	274,827	450,262	55,683	6,749	54,599	6,773
Taxes	(110,688)	(180,954)	(21,930)	(2,607)	(21,486)	(2,675)

Net pension liability adjustments	¥164,139	¥269,308	¥33,753	¥4,142	¥33,113	¥4,098

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the changes in equity from nonowner sources in the fiscal years ended March 31, 2010 and 2011:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2010	2011	2010		2011
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥(337,425)	¥175,922	¥(14,070)	¥(2,330)	¥7,129	¥1,360
Prior service cost arising during the year	504	8,243	1	—	28	34
Losses (gains) due to amortization:
Net actuarial loss	(51,980)	(15,600)	(2,682)	(678)	(1,386)	(516)
Prior service cost	9,801	10,576	(39)	67	(51)	61
Net obligation at transition	1	—	—	(123)	—	(115)
Curtailment and settlement	(3,037)	(3,706)	—	—	—	—
Foreign currency translation adjustments	—	—	938	148	(6,804)	(800)

Total changes in Accumulated other changes in equity from nonowner sources	¥(382,136)	¥175,435	¥(15,852)	¥(2,916)	¥(1,084)	¥24

The following table presents the expected amounts that will be amortized from accumulated other changes in equity from nonowner sources as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2012:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥28,298	¥3,805	¥520
Prior service cost	(10,465)	29	(55)
Net obligation at transition	—	—	82

Total	¥17,833	¥3,834	¥547

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2011 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	24.8%	0.2%	—%
Japanese debt securities	47.7	0.1	—
Non-Japanese equity securities	16.1	60.0	70.0
Non-Japanese debt securities	7.5	30.7	30.0
Real estate	—	8.2	—
Short-term assets	3.9	0.8	—

Total	100.0%	100.0%	100.0%

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

Cash flows

The MUFG Group expects to contribute to the plan assets for the fiscal year ending March 31, 2012 based upon its current funded status and expected asset return assumptions as follows:

For the pension benefits of domestic subsidiaries	¥51.8 billion
For the pension benefits of foreign offices and subsidiaries	2.3 billion
For the other benefits of foreign offices and subsidiaries	1.2 billion

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2012	¥80,436	¥6,505	¥1,350
2013	80,245	7,082	1,444
2014	82,658	7,664	1,557
2015	84,609	8,252	1,656
2016	86,396	9,094	1,764
Thereafter (2017-2021)	442,027	59,054	10,308

Fair value measurement of the plan assets

The following is a description of the valuation methodologies used for plan assets measured at fair value as well as the classification of the plan assets pursuant to the valuation hierarchy described in Note 29 “Fair Value.”

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

Japanese pooled funds

Japanese pooled funds are investment fund vehicles designed for Japanese pension plan investments under Japanese pension trust fund regulations. Based upon the nature of the funds’ investments, Japanese pooled funds are categorized into four major fund types; Japanese marketable equity securities type, Japanese debt securities type, Non-Japanese marketable equity securities type and Non-Japanese debt securities type. The other types of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

funds invest in short-term financial instruments or loans receivable. Japanese pooled funds are generally readily redeemable at their net asset values. The fair values of Japanese pooled funds are measured at their net asset values and generally classified in Level 2 of the valuation hierarchy. Japanese pooled funds classified in Level 3 of the valuation hierarchy have underlying investments in non-Japanese debt securities and loans receivable whose fair values are measured by using significant unobservable inputs and there is inherent lack of the funds’ liquidity.

Other investment funds

Other investment funds include mutual funds, private investments funds, common collective funds, private equity funds and real estate funds. The listed investment funds or mutual funds are valued at quoted market prices and classified in Level 1 or Level 2 of the valuation hierarchy. When there is no available market quotation, the fair values are generally determined at net asset values. The funds for which the fair values are measured at their net asset value are classified either in Level 2 or Level 3 depending on the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date or in the near future. Other investment funds classified in Level 3 of the valuation hierarchy mainly consist of certain private investment funds and real estate funds whose fair values are not measured at their net asset values but by using significant unobservable inputs and there is inherent lack of the funds’ liquidity.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair value of each major category of plan assets as of March 31, 2010 and 2011:

Pension benefits and SIP Investments:

At March 31, 2010	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥105,424	¥—	¥—	¥105,424	¥—	¥—	¥—	¥—
Non-Japanese government bonds	30,787	2,217	—	33,004	3,793	—	—	3,793
Other debt securities(1)	2,675	51,562	2,813	57,050	—	14,849	—	14,849
Japanese marketable equity securities(2)	700,991	1,372	—	702,363	—	—	—	—
Non-Japanese marketable equity securities	34,265	1,262	—	35,527	13,284	—	—	13,284
Japanese pooled funds:
Japanese marketable equity securities(2)	—	119,103	—	119,103	—	—	—	—
Japanese debt securities(1)	—	243,673	—	243,673	—	—	—	—
Non-Japanese marketable equity securities	—	146,050	—	146,050	—	—	—	—
Non-Japanese debt securities	—	96,557	6,209	102,766	—	—	—	—
Other	—	11,958	2,501	14,459	—	—	—	—

Total pooled funds	—	617,341	8,710	626,051	—	—	—	—

Other investment funds	—	77,682	26,934	104,616	67,284	77,368	5,085	149,737	(4)
Japanese general account of life insurance companies(3)	—	153,644	—	153,644	—	—	—	—
Other investments	1,584	91,559	—	93,143	451	768	563	1,782

Total	¥875,726	¥996,639	¥38,457	¥1,910,822	¥84,812	¥92,985	¥5,648	¥183,445

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2011	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥81,695	¥—	¥—	¥81,695	¥—	¥—	¥—	¥—
Non-Japanese government bonds	41,397	2,406	—	43,803	3,304	4,693	—	7,997
Other debt securities(1)	4,294	53,829	6,356	64,479	—	8,794	—	8,794
Japanese marketable equity securities(2)	620,056	86	—	620,142	—	—	—	—
Non-Japanese marketable equity securities	21,755	446	93	22,294	14,350	—	—	14,350
Japanese pooled funds:
Japanese marketable equity securities(2)	—	87,472	—	87,472	—	—	—	—
Japanese debt securities(1)	—	236,111	—	236,111	—	—	—	—
Non-Japanese marketable equity securities	—	158,832	—	158,832	—	—	—	—
Non-Japanese debt securities	—	72,564	6,313	78,877	—	—	—	—
Other	—	9,058	2,501	11,559	—	—	—	—

Total pooled funds	—	564,037	8,814	572,851	—	—	—	—

Other investment funds	—	102,855	37,694	140,549	84,315	63,551	9,982	157,848	(4)
Japanese general account of life insurance companies(3)	—	150,583	—	150,583	—	—	—	—
Other investments	2,053	101,434	—	103,487	72	713	356	1,141

Total	¥771,250	¥975,676	¥52,957	¥1,799,883	¥102,041	¥77,751	¥10,338	¥190,130

Notes:

(1)	These debt securities include debt securities issued by the MUFG Group in the amount of ¥1,331 million (0.07% of plan assets) and ¥1,821 million (0.10% of plan assets) to the pension benefits and SIPs at March 31, 2010 and 2011, respectively.
(2)	Japanese marketable equity securities include common stocks issued by the MUFG Group in the amount of ¥7,169 million (0.38% of plan assets) and ¥5,522 million (0.31% of plan assets) to the pension benefits and SIPs at March 31, 2010 and 2011, respectively.
(3)	“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.18% (from April 1, 2009 to March 31, 2010) and 1.24% (from April 1, 2010 to March 31, 2011).
(4)	Other investment funds of the foreign offices and subsidiaries are mainly comprised of ¥62,688 million of mutual funds and ¥31,003 million of common collective funds, and of ¥79,520 million of mutual funds and ¥19,829 million of common collective funds, which were held by UNBC at December 31, 2009 and 2010, respectively.

Other post retirement plan investments:

Foreign offices and subsidiaries
	March 31, 2010				March 31, 2011
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)				(in millions)
Other investment funds(1)	¥7,897	¥6,343	¥—	¥14,240	¥7,980	¥6,063	¥—	¥14,043

Note:

(1)	Other investment funds mainly consist of mutual funds and common collective funds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present a reconciliation of plan assets measured at fair value using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2010 and 2011:

Pension benefits and SIP Investments:

	Domestic subsidiaries
Assets category	March 31, 2009	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2010
	(in millions)
Other debt securities	¥5,348	¥387	¥107	¥(3,270)	¥303	¥(62)	¥2,813
Non-Japanese marketable equity securities	7	—	—	(7)	—	—	—
Japanese pooled funds:
Non-Japanese debt securities	5,081	—	1,128	—	—	—	6,209
Other	2,503	—	(2)	—	—	—	2,501

Total pooled funds	7,584	—	1,126	—	—	—	8,710

Other investment funds	17,848	(100)	2,885	6,301	—	—	26,934

Total	¥30,787	¥287	¥4,118	¥3,024	¥303	¥(62)	¥38,457

	Foreign offices and subsidiaries
Assets category	March 31, 2009	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2010
	(in millions)
Other investment funds	¥7,481	¥—	¥(2,501)	¥105	¥—	¥—	¥5,085
Other investments	400	—	27	136	—	—	563

Total	¥7,881	¥—	¥(2,474)	¥241	¥—	¥—	¥5,648

	Domestic subsidiaries
Assets category	March 31, 2010	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2011
	(in millions)
Other debt securities	¥2,813	¥(25)	¥(117)	¥4,222	¥—	¥(537)	¥6,356
Non-Japanese marketable equity securities	—	—	(24)	117	—	—	93
Japanese pooled funds:
Non-Japanese debt securities	6,209	—	104	—	—	—	6,313
Other	2,501	—	—	—	—	—	2,501

Total pooled funds	8,710	—	104	—	—	—	8,814

Other investment funds	26,934	(41)	1,845	8,956	—	—	37,694

Total	¥38,457	¥(66)	¥1,808	¥13,295	¥—	¥(537)	¥52,957

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Foreign offices and subsidiaries
Assets category	March 31, 2010	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2011
	(in millions)
Other investment funds	¥5,085	¥—	¥129	¥4,366	¥402	¥—	¥9,982
Other investments	563	—	(28)	(179)	—	—	356

Total	¥5,648	¥—	¥101	¥4,187	¥402	¥—	¥10,338

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

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2009, 2010 and 2011 were ¥5,242 million, ¥4,735 million and ¥5,525 million, respectively.

14.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2010 and 2011 were as follows:

	2010	2011
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥725,490	¥885,842
Other	768,120	757,942
Investments in equity method investees	585,459	675,829
Non-interest-earning deposits with the Special Fund and the New Fund (Note 4)	378,119	362,695
Prepaid benefit cost (Note 13)	290,825	151,835
Cash collateral paid (Note 8)	634,299	766,617
Other	1,587,026	1,625,652

Total	¥4,969,338	¥5,226,412

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥996,985	¥1,361,773
Other	775,149	900,446
Deferred tax liabilities	76,217	121,445
Allowance for off-balance sheet credit instruments	85,651	73,616
Accrued benefit cost (Note 13)	69,391	76,121
Guarantees and indemnifications	52,655	46,965
Cash collateral received (Note 8)	260,233	337,192
Accrued and other liabilities	1,823,611	1,927,343

Total	¥4,139,892	¥4,844,901

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in equity method investees include marketable equity securities carried at ¥219,867 million and ¥113,789 million at March 31, 2010 and 2011, respectively. Corresponding aggregated market values were ¥262,519 million and ¥226,409 million, respectively. Investments in equity method investees also include investments in MSMS at ¥183,054 million at March 31, 2011.

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other than temporary. As a result of evaluations, the MUFG Group recognized other than temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥60,871 million, ¥104,045 million and ¥19,305 million for the fiscal years ended March 31, 2009, 2010 and 2011, respectively. The impairment losses are included in Equity in losses of equity method investees in the consolidated statements of operations.

15.    PREFERRED STOCK

Pursuant to the Articles of Incorporation, MUFG was authorized to issue 120,000,000 shares of Class 3 Preferred Stock, 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, 200,000,000 shares of Class 7 Preferred Stock and 1,000 share of Class 11 Preferred Stock without par value.

All classes of preferred stock are non-voting and have preference over common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of MUFG. They are all non-cumulative and non-participating with respect to dividend payments. Shareholders of Class 5 and Class 11 Preferred Stock have the right to receive a liquidation distribution at ¥2,500 and ¥1,000 per share, respectively, and do not have the right to participate in any further liquidation distributions.

The number of shares of preferred stock issued and outstanding at March 31, 2009, 2010 and 2011 was as follows:

	Outstanding at March 31, 2009	Net change	Outstanding at March 31, 2010	Net change	Outstanding at March 31, 2011
	(number of shares)
Preferred stock:
Class 3	100,000,000	—	100,000,000	(100,000,000)	—
Class 5	156,000,000	—	156,000,000	—	156,000,000
Class 11	1,000	—	1,000	—	1,000

Total	256,001,000	—	256,001,000	(100,000,000)	156,001,000

None of the Class 6 and 7 Preferred Stock has been issued.

The aggregate liquidation preference of preferred stock issued and outstanding at March 31, 2009, 2010 and 2011 was as follows:

	Aggregate amount at March 31, 2009	Net change	Aggregate amount at March 31, 2010	Net change	Aggregate amount at March 31, 2011
	(in millions)
Preferred stock:
Class 3	¥250,000	¥—	¥250,000	¥(250,000)	¥—
Class 5	390,000	—	390,000	—	390,000
Class 11	1	—	1	—	1

Total	¥640,001	¥—	¥640,001	¥(250,000)	¥390,001

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Preferred stock included in Capital stock on the consolidated balance sheets at March 31, 2009, 2010 and 2011 was ¥442,100 million, which consisted of ¥122,100 million of Class 1, ¥125,000 million of Class 3 and ¥195,000 million of Class 5 Preferred Stock.

The portion of proceeds from the sale of shares that is designated as capital stock is determined by resolution of the Board of Directors of MUFG, however, at least 50% of the issue price of newly issued shares is required to be designated as capital stock at the time of incorporation or share issuance under the Company Law. Proceeds in excess of amounts designated as capital stock are designated as capital surplus. However, these provisions are not applied in a company reorganization, such as a merger, company split and share exchange. Preferred Stock Classes 8 through 12 were issued in exchange for UFJ Holdings’ preferred stock and recorded in Capital surplus.

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

Preferred Stock Outstanding as of March 31, 2011

Class 5 Preferred Stock

Class 5 Preferred Stock is redeemable at the option of MUFG. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed ¥250 per share), and redemption terms, including a redemption price.

Class 5 Preferred Stock was issued by means of a third-party allocation to Nippon Life Insurance Company, Meiji Yasuda Life Insurance Company, TAIYO LIFE INSURANCE COMPANY, DAIDO LIFE INSURANCE COMPANY, Tokio Marine & Nichido Fire Insurance Co., Ltd., NIPPONKOA Insurance Company, Limited and Aioi Insurance Company, Limited. The preferred stock does not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set to be ¥115 per share annually, except as of March 31, 2009. Preferred dividends were ¥43 per share as of March 31, 2009.

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

The above balances at March 31, 2008 were fully amortized to retained earnings or charged to retained earnings on conversion of preferred stock by March 31, 2009.

16.    COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2009, 2010 and 2011 were as follows:

	2009	2010	2011
	(shares)
Balance at beginning of fiscal year	10,861,643,790	11,648,360,720	14,148,414,920
Issuance of new shares of common stock by conversion of Class 8 Preferred Stock	43,895,180	—	—
Issuance of new shares of common stock by conversion of Class 12 Preferred Stock	42,821,750	—	—
Issuance of new shares of common stock by way of Offering (Public Offering)	634,800,000	2,337,000,000	—
Issuance of new shares of common stock by way of Third- Party Allotment	65,200,000	163,000,000	—
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	—	54,200	2,479,700

Balance at end of fiscal year	11,648,360,720	14,148,414,920	14,150,894,620

Under the Company Law, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Company Law permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Company Law. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. BTMU and MUTB from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTMU and MUTB at March 31, 2011, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings (accumulated deficit).

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2011, certain subsidiaries and affiliated companies owned shares of common stock of MUFG. Such shares are included in treasury stock in the consolidated balance sheets and deducted from the MUFG’s shareholders’ equity.

17.    RETAINED EARNINGS, LEGAL RESERVE AND DIVIDENDS

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

MUFG’s amount available for dividends, at March 31, 2011, was ¥4,326,307 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.

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

18.    NONCONTROLLING INTERESTS

Deconsolidation of Subsidiaries

The amounts of gains (losses) recognized due to deconsolidation of subsidiaries for the fiscal years ended March 31, 2009, 2010 and 2011 were ¥(320) million, ¥32,420 million and ¥(10,323) million, respectively, and gains related to the remeasurement of retained investments for the fiscal years ended March 31, 2010 and 2011 were ¥18,782 million and nil, respectively. These gains and losses were recognized under “Other non-interest income” and “Other non-interest expenses,” respectively in the consolidated statements of operations.

On October 1, 2009, Senshu Bank Ltd., a former consolidated subsidiary of the MUFG Group, and The Bank of Ikeda Ltd. (“Bank of Ikeda”) incorporated Senshu Ikeda Holdings, Inc. through a share exchange transaction based on the business integration agreement entered into by BTMU, Senshu Bank and Bank of Ikeda on May 25, 2009. As a result of the business integration, the MUFG Group acquired shares of Senshu Ikeda Holdings, Inc. in exchange for the MUFG Group’s shares of Senshu Bank and ceased to have controlling financial interests in Senshu Bank. Senshu Bank was deconsolidated, and Senshu Ikeda Holdings, Inc. became an

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

equity method investee of MUFG from October 1, 2009. MUFG recorded the retained investment at fair value, as measured by the quoted market price of Senshu Ikeda Holdings, Inc. and recognized a gain of ¥29,004 million in the consolidated statement of operations.

Changes in MUFG’s Ownership Interests in Subsidiaries

Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest holders for the fiscal years ended March 31, 2010 and 2011 were as follow:

	2010	2011
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥859,819	¥461,796
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest holders:
Conversion of preferred stock to common stock issued by a subsidiary	(641)	—
Change in ownership interest of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with the securities joint venture (Note 2)	—	20,550
Other	221	3,859

Net transfers from (to) noncontrolling interest holders	(420)	24,409

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest holders	¥859,399	¥486,205

19.    REGULATORY CAPITAL REQUIREMENTS

Japan

MUFG, BTMU, MUTB and MUSHD are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which they operate. Failure to meet minimum capital requirements will initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on MUFG’s consolidated financial statements.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Basel Committee worked over recent years to revise the 1988 Accord, and in June 2004, “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” called Basel II was released. MUFG calculated capital ratios as of March 31, 2010 and 2011 in accordance with Basel II.

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

The MUFG Group’s proprietary assets do not include trust assets under management and administration in a capacity of agent or fiduciary and, accordingly trust account assets are generally not included in the capital measure. However, guarantees for trust principal are counted as off-balance sheet items requiring a capital charge in accordance with the capital adequacy guidelines.

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
	(in millions, except percentages)
Consolidated:
At March 31, 2010:
Total capital (to risk-weighted assets):
MUFG	¥13,991,766	14.87%	¥7,526,507	8.00%
BTMU	11,965,085	15.54	6,158,125	8.00
MUTB	1,737,210	16.02	867,354	8.00
Tier I capital (to risk-weighted assets):
MUFG	10,009,643	10.63	3,763,253	4.00
BTMU	8,349,500	10.84	3,079,062	4.00
MUTB	1,352,012	12.47	433,677	4.00
At March 31, 2011:
Total capital (to risk-weighted assets):
MUFG	¥13,080,826	14.89%	¥7,024,396	8.00%
BTMU	11,469,704	15.82	5,798,844	8.00
MUTB	1,704,267	15.93	855,483	8.00
Tier I capital (to risk-weighted assets):
MUFG	9,953,332	11.33	3,512,198	4.00
BTMU	8,284,108	11.42	2,899,422	4.00
MUTB	1,392,725	13.02	427,742	4.00

Stand-alone:
At March 31, 2010:
Total capital (to risk-weighted assets):
BTMU	¥11,667,072	16.34%	¥5,711,394	8.00%
MUTB	1,738,081	16.10	863,354	8.00
Tier I capital (to risk-weighted assets):
BTMU	8,276,159	11.59	2,855,697	4.00
MUTB	1,305,511	12.09	431,677	4.00
At March 31, 2011:
Total capital (to risk-weighted assets):
BTMU	¥11,238,512	16.61%	¥5,410,825	8.00%
MUTB	1,706,845	16.01	852,749	8.00
Tier I capital (to risk-weighted assets):
BTMU	8,179,095	12.09	2,705,413	4.00
MUTB	1,347,399	12.64	426,374	4.00

MUMSS and other securities subsidiaries in Japan and overseas are also subject to regulatory capital requirements of the countries or jurisdictions in which they operate. In Japan, the Financial Instruments and Exchange Law and related ordinance require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration.

At March 31, 2010 and 2011, MUMSS’s capital accounts less certain fixed assets of ¥505,693 million and ¥250,421 million, were 348.0%(1) and 219.4% of the total amounts equivalent to market, counterparty credit and operations risks, respectively.

Management believes, as of March 31, 2011, that MUFG, BTMU, MUTB and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

Note:

(1)	Subsequent to the issuance of the MUFG Group’s consolidated financial statements for the fiscal year ended March 31, 2010, management determined that MUMSS’s capital ratio calculated as a percentage of capital accounts less certain fixed assets against amounts equivalent to market, counterparty credit and operations risks at March 31, 2010 was erroneously disclosed. Such percentage has been restated from 342.9% to 348.0%.

United States of America

In the United States of America, UNBC and its banking subsidiary Union Bank, BTMU’s largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, UNBC and Union Bank must meet specific capital guidelines that involve quantitative measures of UNBC’s and Union Bank’s assets, liabilities, and certain off-balance sheet items as calculated under U.S. regulatory accounting practices. UNBC’s and Union Bank’s capital amounts and Union Bank’s prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The figures on the tables below are calculated according to Basel I as UNBC and Union Bank do not meet the criteria in the new U.S. rules which would make adoption of the new Basel II rules mandatory. UNBC’s and the Union Bank’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UNBC:
At December 31, 2009:
Total capital (to risk-weighted assets)	$9,203	14.54%	$5,064	8.00%
Tier I capital (to risk-weighted assets)	7,485	11.82	2,532	4.00
Tier I capital (to quarterly average assets)(1)	7,485	9.45	3,169	4.00
At December 31, 2010:
Total capital (to risk-weighted assets)	$9,685	15.01%	$5,161	8.00%
Tier I capital (to risk-weighted assets)	8,029	12.44	2,581	4.00
Tier I capital (to quarterly average assets)(1)	8,029	10.34	3,106	4.00

Note:

(1)	Excludes certain intangible assets.

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Union Bank:
At December 31, 2009:
Total capital (to risk-weighted assets)	$8,686	13.73%	$5,062	8.00%	$6,327	10.00%
Tier I capital (to risk-weighted assets)	7,207	11.39	2,531	4.00	3,796	6.00
Tier I capital (to quarterly average assets)(1)	7,207	9.05	3,184	4.00	3,980	5.00
At December 31, 2010:
Total capital (to risk-weighted assets)	$8,866	13.85%	$5,119	8.00%	$6,399	10.00%
Tier I capital (to risk-weighted assets)	7,377	11.53	2,560	4.00	3,840	6.00
Tier I capital (to quarterly average assets)(1)	7,377	9.55	3,089	4.00	3,861	5.00

Note:

(1)	Excludes certain intangible assets.

Management believes, as of December 31, 2010, that UNBC and Union Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2009 and 2010, the most recent notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized Union Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” Union Bank must maintain a minimum total risk-based capital ratio of 10%, a Tier I risk-based capital ratio of 6%, and a Tier I leverage ratio of 5% as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank’s category.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.    EARNINGS (LOSS) PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
	(in millions)
Income (loss) (Numerator):
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(1,468,040)	¥859,819	¥461,796
Income allocable to preferred shareholders:
Cash dividends paid	(6,399)	(21,678)	(20,940)
Beneficial conversion feature	(9,478)	—	—
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 2)	(7,676)	—	—

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	(1,491,593)	838,141	440,856

Effect of dilutive instruments:
Convertible preferred stock—Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.	—	(1,123)	(1,232)
Stock options—kabu.com Securities	—	(1)	0

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥(1,491,593)	¥837,017	¥439,624

	2009	2010	2011
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	10,821,091	12,324,315	14,131,567
Effect of dilutive instruments:
Convertible preferred stock	—	1	1
Stock options	—	8,365	13,169

Weighted average common shares for diluted computation	10,821,091	12,332,681	14,144,737

	2009	2010	2011
	(in yen)
Earnings (loss) per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings (loss) per common share:
Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	¥(137.84)	¥68.01	¥31.20

Diluted earnings (loss) per common share:
Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	¥(137.84)	¥67.87	¥31.08

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal year ended March 31, 2009, Class 11 Preferred Stock, convertible preferred stock issued by Senshu Bank and Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. and stock options issued by MUFG, kabu.com Securities, MU Hands-on Capital Ltd. and FOODSNET Corporation could potentially dilute EPS but were not included in the computation of diluted EPS due to their antidilutive effects.

For the fiscal year ended March 31, 2010, stock options issued by MU Hands-on Capital Ltd. could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

In computing the number of the potentially dilutive common shares for the fiscal years ended March 31, 2010 and 2011, Class 11 Preferred Stock has been based on the conversion price of ¥865.9 at March 31, 2010 and 2011.

21.    DERIVATIVE FINANCIAL INSTRUMENTS

The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. Market risk is the possibility that future changes in market indices make the financial instruments less valuable. The MUFG Group is a party to derivatives, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rates, foreign currencies, equity and commodity prices, and credit risk associated with counterparty’s nonperformance of transactions.

Credit risk is the possibility that a loss may result from a counterparty’s failure to perform according to the terms and conditions of the contract, which may exceed the value of underlying collateral. To reduce credit risk, the MUFG Group may require collateral or guarantees based on a case-by-case assessment of creditworthiness of each customer and evaluation of the instrument. The MUFG Group also uses master netting agreements in order to mitigate overall counterparty credit risk.

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

Risk Management Activities

As part of MUFG’s risk management activities, asset and liability management is viewed as one of the methods for the MUFG Group to manage its interest rate exposures on interest-bearing assets and liabilities. The MUFG Group uses certain derivative financial instruments in order to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. For example, an increase or a decrease of interest income and interest expense on hedged variable rate assets and liabilities as a result of interest rate fluctuations are expected to substantially offset the variability in earnings by gains and losses on the derivative instruments that are linked to these hedged assets and liabilities.

The MUFG Group enters into interest rate swaps and other contracts primarily to manage the interest rate volatility of its loans, investment securities and deposit liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the MUFG Group to effectively

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. The MUFG Group enters into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC whose fiscal periods end on December 31.

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans, Borrowings and Certificates of Deposit (“CDs”) and Other Time Deposits

UNBC engages in several types of cash flow hedging strategies related to forecasted future interest payments, with the hedged risk being the variability in those payments due to changes in the designated benchmark rate, e.g., U.S. dollar LIBOR. In these strategies, the hedging instruments are matched with groups of similar variable rate instruments such that the reset tenor of the variable rate instruments and that of the hedging instrument are identical at inception. Cash flow hedging strategies include the utilization of purchased floor, cap, collars and corridor options and interest rate swaps. At December 31, 2010, the weighted average remaining life of the currently active cash flow hedges was approximately 3 years.

UNBC uses ¥81.5 billion notional amount of interest rate swaps to hedge interest rate variability of a forecasted fixed rate debt issuance in the first half of 2011. The swaps are accounted for as a cash flow hedge and UNBC expects to terminate the swaps when the debt is issued. Upon termination of the swaps, any unrealized gain or loss on these swaps will be amortized into interest expense over the life of the debt.

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

UNBC uses interest rate swaps to hedge interest rate variability of LIBOR based borrowings. The swaps are accounted for as a cash flow hedge. Payments received (or paid) under the swap contract offset fluctuations in borrowing interest expense caused by changes in the relevant LIBOR index. As such, these instruments hedge all fluctuations in the borrowings’ interest expense caused by changes in the relevant LIBOR index.

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

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness or hedge components excluded from the assessment of hedge effectiveness are recognized in noninterest expense in the period in which they arise. At March 31, 2011, the MUFG Group expects to reclassify approximately ¥2.1 billion of net losses from accumulated other comprehensive income to net interest income for the fiscal year ending March 31, 2012. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to March 31, 2011.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2010 and 2011:

	Notional amounts(1)
	2010	2011
	(in trillions)
Interest rate contracts	¥692.2	¥967.6
Foreign exchange contracts	112.7	121.6
Equity contracts	2.0	2.1
Commodity contracts	1.4	2.0
Credit derivatives	7.9	7.1
Others	1.1	1.2

Total	¥817.3	¥1,101.6

Note:

(1)	Includes both written and purchased protection.

Impact of Derivatives on the Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2010 and 2011:

	Fair value of derivative instruments(1)(5)
At March 31, 2010:	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥6,372	¥9	¥6,381
Foreign exchange contracts	2,200	—	2,200
Equity contracts	46	—	46
Commodity contracts	172	—	172
Credit derivatives	65	—	65

Total derivative assets	¥8,855	¥9	¥8,864

Derivative liabilities:
Interest rate contracts	¥6,118	¥1	¥6,119
Foreign exchange contracts	2,094	—	2,094
Equity contracts	121	—	121
Commodity contracts	118	—	118
Credit derivatives	69	—	69
Others(6)	(108)	—	(108)

Total derivative liabilities	¥8,412	¥1	¥8,413

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fair value of derivative instruments(1)(5)
At March 31, 2011:	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥7,420	¥2	¥7,422
Foreign exchange contracts	2,315	—	2,315
Equity contracts	82	—	82
Commodity contracts	171	—	171
Credit derivatives	45	—	45

Total derivative assets	¥10,033	¥2	¥10,035

Derivative liabilities:
Interest rate contracts	¥7,330	¥—	¥7,330
Foreign exchange contracts	2,279	—	2,279
Equity contracts	85	—	85
Commodity contracts	137	—	137
Credit derivatives	47	—	47
Others(6)	(117)	—	(117)

Total derivative liabilities	¥9,761	¥—	¥9,761

Notes:

(1)	The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivables associated with derivative instruments are not added to or netted against the fair value amounts.
(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are classified in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC. The derivative instruments which are designated as a hedging instrument are classified in Other assets or Other liabilities.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 29.
(6)	Others include bifurcated embedded derivatives carried at fair value, which are classified in Deposits and Long-term debt.

Impact of Derivatives and Hedged Items on the Consolidated Statements of Operations and on Accumulated Other Changes in Equity from Nonowner Sources

The following tables reflect more detailed information regarding the derivative-related impact on the consolidated statements of operations by accounting designation for the fiscal years ended March 31, 2010 and 2011:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
For the fiscal year ended March 31, 2010:	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Interest rate contracts	¥—	¥213	¥213
Foreign exchange contracts	33	—	33
Equity contracts	—	(217)	(217)
Commodity contracts	—	(9)	(9)
Credit derivatives	—	(97)	(97)
Others	(2)	22	20

Total	¥31	¥(88)	¥(57)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
For the fiscal year ended March 31, 2011:	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Interest rate contracts	¥—	¥(27)	¥(27)
Foreign exchange contracts	80	—	80
Equity contracts	—	21	21
Commodity contracts	—	2	2
Credit derivatives	—	(6)	(6)
Others	—	7	7

Total	¥80	¥(3)	¥77

Gains and losses for derivatives designated as cash flow hedges

	Gains and losses for derivatives designated as cash flow hedges
	The amount of gains (losses) recognized in Accumulated other changes in equity from nonowner sources on derivative instruments (Effective portion)	Gains (Losses) reclassified from Accumulated other changes in equity from nonowner sources into income (Effective portion)		Gains (Losses) recognized in income on derivative instruments (Ineffective portion and amount excluded from effectiveness testing)
For the fiscal year ended March 31, 2010:		Classification	Amount	Classification	Amount
	(in billions)
Interest rate contracts	¥4	Interest income	¥12		¥—

Total	¥4		¥12		¥—

	Gains and losses for derivatives designated as cash flow hedges
	The amount of gains (losses) recognized in Accumulated other changes in equity from nonowner sources on derivative instruments (Effective portion)	Gains (Losses) reclassified from Accumulated other changes in equity from nonowner sources into income (Effective portion)		Gains (Losses) recognized in income on derivative instruments (Ineffective portion and amount excluded from effectiveness testing)
For the fiscal year ended March 31, 2011:		Classification	Amount	Classification	Amount
	(in billions)
Interest rate contracts	¥—	Interest income	¥6		¥—

Total	¥—		¥6		¥—

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Derivatives

The MUFG Group enters into credit derivatives to manage credit risk exposures, to facilitate client transactions, and for proprietary trading purposes, under which they provide counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. Types of these credit derivatives include principally single name credit default swaps, index and basket credit default swaps and credit-linked notes. The MUFG Group will have to perform under a credit derivative if a credit event as defined under the contract occurs. Such credit events include bankruptcy, dissolution or insolvency of the referenced entity, default and restructuring of the obligations of the referenced entity. The MUFG Group’s counterparties are banks, broker-dealers, insurance and other financial institutions. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of March 31, 2010 and 2011:

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
At March 31, 2010:	Less than 1 year	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥611,227	¥1,990,256	¥46,345	¥2,647,828	¥(13,822)
Non-investment grade	66,900	173,671	279	240,850	4,035
Not rated	5,499	11,334	—	16,833	13

Total	683,626	2,175,261	46,624	2,905,511	(9,774)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	80,460	177,249	149,174	406,883	923
Non-investment grade	71,950	45,017	—	116,967	1,656
Not rated	10,420	—	—	10,420	(25)

Total	162,830	222,266	149,174	534,270	2,554
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	980	298,140	4,000	303,120	(5,380)
Non-investment grade	—	30,867	—	30,867	455
Not rated	—	35,116	—	35,116	(926)

Total	980	364,123	4,000	369,103	(5,851)
Index and basket credit default swaps held by MUTB:
Normal	30,000	—	—	30,000	(103)
Close Watch(3)	3,000	—	—	3,000	26

Total	33,000	—	—	33,000	(77)

Total index and basket credit default swaps sold	196,810	586,389	153,174	936,373	(3,374)

Total credit default swaps sold	¥880,436	¥2,761,650	¥199,798	¥3,841,884	¥(13,148)

Credit-linked notes(4)	¥—	¥39,240	¥195,005	¥234,245	¥(199,863)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
At March 31, 2011:	Less than 1 year	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥611,719	¥1,876,565	¥73,711	¥2,561,995	¥(10,589)
Non-investment grade	108,045	179,289	249	287,583	(1,611)
Not rated	9,872	13,505	—	23,377	(60)

Total	729,636	2,069,359	73,960	2,872,955	(12,260)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	93,121	47,755	86,016	226,892	(661)
Non-investment grade	3,520	36,908	—	40,428	15
Not rated	—	8,847	—	8,847	(184)

Total	96,641	93,510	86,016	276,167	(830)
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	30,669	367,549	2,000	400,218	(7,247)
Non-investment grade	—	30,155	—	30,155	(383)
Not rated	—	6,939	—	6,939	240

Total	30,669	404,643	2,000	437,312	(7,390)

Total index and basket credit default swaps sold	127,310	498,153	88,016	713,479	(8,220)

Total credit default swaps sold	¥856,946	¥2,567,512	¥161,976	¥3,586,434	¥(20,480)

Credit-linked notes(4)	¥—	¥33,217	¥174,436	¥207,653	¥(117,870)

Notes:

(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)	Reference entities classified as “Close Watch” require close monitoring due to one or more of the following conditions: problems with meeting their financial obligations (e.g., principal repayments or interest payments in arrears), poor or fluctuating business performance, unfavorable financial condition of their businesses, and difficulties in fulfilling loan obligations.
(4)	Fair value amounts shown represent the fair value of the hybrid instruments.

Single name credit default swaps—A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium over the life of the contracts and is protected for the period. The MUFG Group in turn will have to perform under a credit default swap if a credit event as defined under the contracts occurs. In order to provide an indication of the current payment/performance risk of the credit default swaps, the external credit ratings, primarily Moody’s and Standard & Poor’s (“S&P”) credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Index and basket credit default swaps—Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of the underlying names, the MUFG Group will have to pay a pro rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment/performance risk of these credit default swaps, BTMU and MUSHD rating scale based upon the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entity’s internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed. As for the current payment/performance risk of these credit default swaps, MUTB rating scale is based upon the entity’s internal ratings, which is the same credit rating system utilized for estimating probabilities of default within its loan portfolio.

Credit-linked notes (“CLNs”)—The MUFG Group has invested in CLNs, which are hybrid instruments containing embedded derivatives, in which credit protection has been sold to the issuers of the notes. If there is a credit event of a reference entity underlying the CLN, the principal balance of the note may not be repaid in full to the MUFG Group. As part of its financing activities, MUSHD and other securities subsidiaries in Japan and overseas issue CLNs.

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥12 billion and ¥2,948 billion, respectively, at March 31, 2010, and approximately ¥19 billion and ¥2,848 billion, respectively, at March 31, 2011.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position at March 31, 2010 and 2011 was approximately ¥3.3 trillion and ¥3.5 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥295 billion and ¥329 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥170 billion and ¥73 billion, respectively, as of March 31, 2010 and ¥204 billion and ¥147 billion, respectively, as of March 31, 2011.

22.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The table below summarizes the contractual or notional amounts with regard to obligations under guarantees and similar arrangements at March 31, 2010 and 2011. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

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

The MUFG Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes guarantees of ¥195.7 billion and ¥147.3 billion at March 31, 2010 and 2011, respectively, which are participated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2010:		Less than 1 year	1-5 years	Over 5 years
	(in billions)
Standby letter of credit and financial guarantees	¥4,223	¥2,147	¥1,036	¥1,040
Performance guarantees	2,242	1,438	682	122
Derivative instruments	81,244	29,371	48,502	3,371
Guarantee for repayment of trust principal	1,104	89	1,007	8
Liabilities of trust accounts	4,326	3,393	293	640
Others	183	180	1	2

Total	¥93,322	¥36,618	¥51,521	¥5,183

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2011:		Less than 1 year	1-5 years	Over 5 years
	(in billions)
Standby letter of credit and financial guarantees	¥3,592	¥1,636	¥1,052	¥904
Performance guarantees	2,213	1,524	537	152
Derivative instruments	152,663	55,469	86,586	10,608
Liabilities of trust accounts	4,931	4,066	326	539
Others	130	130	—	—

Total(1)	¥163,529	¥62,825	¥88,501	¥12,203

Note

(1)	Effective April 1, 2010, the MUFG Group adopted new guidance that amends the accounting for consolidation of VIEs. As a result, there were no obligations under guarantees for repayment of trust principal at March 31, 2011. See Note 23 for further discussion of the adoption of the new guidance.

Nature of Guarantee Contracts

Standby letters of credit and financial guarantees generally include an obligation of an issuer or a designated third-party to guarantee the performance of the customer to the beneficiary under the terms of contracts such as lending contracts and other similar financial transactions. The MUFG Group is required to make payments to the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

guaranteed parties in the event that the customers fail to fulfill the obligations under the contracts. The guarantees whose contractual maturities are over 5 years are mainly comprised of guarantees of housing loans.

Performance guarantees are the contracts that contingently require the MUFG Group to make payments to the guaranteed party based on another party’s failure to perform under an obligating agreement, except financial obligation. For example, performance guarantees include guarantees of completion of construction projects.

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees as prescribed in the guidance on guarantees, the MUFG Group tracks whether the counterparties are actually exposed to the losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2010 and 2011 are excluded from this presentation, as they are disclosed in Note 21.

Guarantees for the repayment of trust principal include guarantees which the MUFG Group provided for the repayment of principal of certain types of trust products, including certain jointly operated designated money in trusts and loan trusts. The MUFG Group manages and administers trust assets in a capacity of agent or fiduciary on behalf of its customers and trust assets are segregated from the assets of the MUFG Group, which keeps separate records for the trust activities. The MUFG Group, in principle, does not assume any risks associated with the trust assets under management, however, as permitted by applicable laws, the MUFG Group provides guarantees for the repayment of principal of such trust products. While the contract amount of such guarantees for repayment of trust principal at March 31, 2010 was ¥1,104 billion, it was nil at March 31, 2011. The decrease in its amount was due to the consolidation of certain jointly operated designated money in trust on adoption of new guidance that amended the accounting for the consolidation of VIEs, and due to the redemption of matured loan trusts which were no longer provided. See Note 23 for further discussion of the adoption of the new guidance.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, unless there are the certain agreements with trust creditors that have provisions limiting the MUFG Group’s responsibility as a trustee to the trust account assets. A trust may incur external liabilities to obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account does not maintain sufficient liquidity available for such liabilities unless the agreement with trust creditors does not limit the trustee’s responsibility to the trust account assets. At March 31, 2010 and 2011, there were liabilities of ¥4,326 billion and ¥4,931 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets; the MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

Other includes security lending indemnifications. Security lending indemnifications are the indemnifications for institutional customers of securities lending transactions against counterparty default. All lending transactions are collateralized, primarily by cash.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Carrying Amount

At March 31, 2010 and 2011, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,171,417 million and ¥1,904,425 million, respectively, which are included in Other liabilities and Trading account liabilities. However, credit derivatives sold by the MUFG Group at March 31, 2010 and 2011 are excluded from this presentation, as they are disclosed in Note 21. In addition, Other liabilities also include an allowance for off-balance sheet instruments of ¥41,991 million and ¥38,582 million at March 31, 2010 and 2011, respectively, related to these transactions.

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

Presented in the table below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2010 and 2011. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2010:	Maximum potential/ Contractual or Notional amount	Normal	Close watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,223	¥3,876	¥301	¥17	¥29
Performance guarantees	2,242	2,173	55	2	12

Total	¥6,465	¥6,049	¥356	¥19	¥41

		Amount by borrower grade
At March 31, 2011:	Maximum potential/ Contractual or Notional amount	Normal	Close watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,592	¥3,356	¥215	¥13	¥8
Performance guarantees	2,213	2,147	49	2	15

Total	¥5,805	¥5,503	¥264	¥15	¥23

Notes:

(1)	Borrowers classified as “Close watch” require close monitoring due to one or more of the following conditions: problems with meeting their financial obligations (e.g., principal repayments or interest payments in arrears), poor or fluctuating business performance, unfavorable financial condition of their businesses, and difficulties in fulfilling loan obligations.
(2)	Borrowers classified as “Likely to become Bankrupt or Legally/Virtually Bankrupt” represent those that have a higher probability of default than Close watch due to major debt repayment problems or borrower’s legal or virtual bankruptcy and are subject to specific procedures, such as legal liquidation, business suspention, winding up of business, and private liquidation.

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

Guarantees for the repayment of trust principal include guarantees which the MUFG Group provides for the repayment of principal of certain types of trust products, including certain jointly operated designated money in trusts and loan trusts. The MUFG Group stably manages and administers such trust products with attention to risk and the profitability of trust assets. Management believes that the MUFG Group will not incur any losses on the guarantees. Effective April 1, 2010, the MUFG Group adopted new guidance that amends the accounting for consolidation of VIEs. As a result, there were no obligations under guarantees for repayment of trust principal at March 31, 2011.

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

The MUFG Group conducts securities lending transactions for institutional customers as a fully disclosed agent. At times, securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event the borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. All lending transactions are collateralized, primarily by cash. At March 31, 2011, the MUFG Group had no exposure that would require it to pay under this securities lending indemnification, since the collateral market value exceeds the securities lent.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these financial instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2011, approximately 74% of these commitments will expire within one year, 25% from one year to five years and 1% after five years. The table below summarizes the contractual amounts with regard to these commitments at March 31, 2010 and 2011:

	2010	2011
	(in billions)
Commitments to extend credit	¥61,020	¥62,141
Commercial letters of credit	628	641
Commitments to make investments	126	113
Other	6	16

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the MUFG Group has significant variable interests, are described in Note 23.

23.    VARIABLE INTEREST ENTITIES

In the normal course of its business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, and entities created for the securitization of the MUFG Group’s assets.

The following table presents the assets and liabilities of consolidated VIEs, recorded on the consolidated balance sheet at March 31, 2010. Prior to April 1, 2010, the variable interest holder that would absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns or both was deemed to be the primary beneficiary and consolidated the VIE.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assets and liabilities of consolidated VIEs presented in the table above include intercompany transactions between consolidated VIEs and the MUFG Group, the primary beneficiary. In consolidation, the eliminated amounts of assets were ¥125,813 million of Cash and due from banks and Interest-earning deposits in other banks, ¥711 million of Trading account assets, ¥415 million of Investment securities, ¥193,953 million of Loans and ¥7,414 million of All other assets at March 31, 2010. The eliminated amounts of liabilities were ¥3,335,342 million of Other short-term borrowings, ¥1,518,273 million of Long-term debt and ¥57,591 million of All other liabilities at March 31, 2010.

The following table presents the total assets of significant non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities of non-consolidated VIEs at March 31, 2010:

Significant Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2010:	Assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥5,060,968	¥1,972,562	¥1,073,035	¥1,375	¥77,742	¥993,918	¥—	¥—	¥—
Investment funds	15,681,299	833,828	810,295	298,264	177,638	319,712	14,681	—	—
Special purpose entities created for structured financing	12,022,760	1,834,411	1,596,711	20,858	83,563	1,479,700	12,590	—	—
Repackaged instruments	36,848,306	1,430,813	1,426,517	256,111	716,754	453,652	—	—	—
Others	8,135,057	1,511,718	1,065,275	3,438	331,826	730,011	—	5,547	5,547

Total	¥77,748,390	¥7,583,332	¥5,971,833	¥580,046	¥1,387,523	¥3,976,993	¥27,271	¥5,547	¥5,547

Note:	The balances of Trading account assets and Investment securities categorized as Investment funds for Significant Non-consolidated VIEs as at March 31, 2010 have been restated as follows:

	As previously reported		As restated
Significant Non-consolidated VIEs	On-balance sheet assets		On-balance sheet assets
At March 31, 2010:	Trading account assets	Investment securities	Trading account assets	Investment Securities
(in millions)
Investment funds	¥43,638	¥432,264	¥298,264	¥177,638

In June 2009, the FASB issued new guidance that amends the existing guidance for consolidation of VIEs. This new accounting guidance significantly changes the way an enterprise determines whether to consolidate a variable interest entity. The MUFG group adopted this new guidance on April 1, 2010, which resulted in the consolidation and deconsolidation of certain VIEs. The net increase in the MUFG Group’s consolidated assets, liabilities and shareholders’ equity attributable to noncontrolling interests was ¥237,008 million, ¥214,887 million and ¥19,551 million, respectively, as of April 1, 2010. The cumulative effect on retained earnings was an increase of ¥1,408 million upon adoption. The newly consolidated VIEs primarily comprise jointly operated designated money in trusts that are categorized as “Trust Arrangements” in the table below as of March 31, 2011. Those trust arrangements were categorized as “others” in the Significant Non-consolidated VIEs table at March 31, 2010. See Analysis of Each Transaction Category—Trust Arrangements for more information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the assets and liabilities of consolidated VIEs recorded on the consolidated balance sheet at March 31, 2011:

Consolidated VIEs	Consolidated assets
At March 31, 2011:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,080,030	¥33,432	¥38,418	¥569	¥391,751	¥4,603,010	¥12,850
Investment funds	1,342,526	9,872	20,102	1,113,959	15,637	654	182,302
Special purpose entities created for structured financing	171,509	273	1,524	14,200	2,025	146,287	7,200
Repackaged instruments	46,014	—	—	29,360	—	16,654	—
Securitization of the MUFG group’s assets	2,456,025	—	209	—	—	2,359,936	95,880
Trust arrangements	1,030,902	—	4,778	33	83,609	938,213	4,269
Others	147,657	307	27,058	—	73	85,273	34,946

Total	¥10,274,663	¥43,884	¥92,089	¥1,158,121	¥493,095	¥8,150,027	¥337,447

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
Asset-backed conduits	¥5,085,180	¥—	¥4,434,957	¥227,120	¥423,103
Investment funds	69,270	—	1,187	17,898	50,185
Special purpose entities created for structured financing	156,387	—	17,077	138,577	733
Repackaged instruments	46,082	—	—	45,680	402
Securitization of the MUFG group’s assets	2,458,876	—	27,400	2,429,956	1,520
Trust arrangements	1,030,686	1,017,160	—	—	13,526
Others	147,008	—	88,683	31,932	26,393

Total	¥8,993,489	¥1,017,160	¥4,569,304	¥2,891,163	¥515,862

The assets and liabilities of consolidated VIEs presented in the table above include intercompany transactions between consolidated VIEs and the MUFG Group, the primary beneficiary. In consolidation, the eliminated amounts of assets were ¥36,244 million of Cash and due from banks, ¥77,083 million of Interest-earning deposits in other banks, ¥858 million of Trading account assets, ¥10 million of Investment securities, ¥993,204 million of Loans and ¥7,701 million of All other assets at March 31, 2011. The eliminated amounts of liabilities were ¥3,179,780 million of Other short-term borrowings, ¥1,220,590 million of Long-term debt and ¥65,341 million of All other liabilities at March 31, 2011.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MUFG Group, except where the MUFG Group is only contractually required to provide credit enhancement or program-wide liquidity.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities of non-consolidated VIEs at March 31, 2011:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2011:	Assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥4,938,696	¥1,681,550	¥1,161,889	¥596	¥144,946	¥1,016,347	¥—	¥—	¥—
Investment funds	12,787,846	441,844	434,767	132,280	115,281	178,808	8,398	—	—
Special purpose entities created for structured financing	13,503,700	2,183,868	1,854,368	20,313	71,840	1,758,754	3,461	—	—
Repackaged instruments	15,424,831	1,069,179	1,008,013	104,612	561,876	341,525	—	—	—
Trust arrangements	29,908	28,285	27,252	—	—	27,252	—	5,791	5,791
Others	10,456,456	1,319,938	1,051,194	13,348	302,544	735,302	—	1	1

Total	¥57,141,437	¥6,724,664	¥5,537,483	¥271,149	¥1,196,487	¥4,057,988	¥11,859	¥5,792	¥5,792

Maximum exposure to loss on each type of entity is determined, based on the carrying amount, which approximates the fair value, of any on-balance sheet assets and any off-balance sheet liability held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

Analysis of Each Transaction Category

Asset-Backed Conduits

This category primarily comprises the following:

Multi-Seller Conduits (MUFG-sponsored Asset-Backed Commercial Paper (“ABCP”) Conduits and Other ABCP Conduits)

The MUFG Group administers several conduits under asset-backed financing programs under which the conduits purchase financial assets, primarily trade accounts receivable, from the MUFG Group’s customers by issuing short-term financing instruments, primarily commercial paper, to third-party investors. Under the asset-backed financing programs, the MUFG Group acts as an agent for the conduits, which enter into agreements with the MUFG Group’s customers where the customers transfer financial assets to the conduits in exchange for monetary consideration. The MUFG Group also underwrites commercial paper for the conduits that is secured by the assets held by them and provides program-wide liquidity and credit enhancement facilities to the conduits. The MUFG Group receives fees related to the services it provides to the conduits and the program-wide liquidity and credit enhancement. The MUFG Group considers itself to be the primary beneficiary of the multi-seller conduits because, as an agent and sponsor, the MUFG Group has the power to direct activities of the conduits that most significantly impact the conduits’ economic performance and also has the obligation to absorb losses of the conduits that could potentially be significant to the conduits through the program-wide liquidity and credit enhancement. Consequently, the MUFG Group consolidates the conduits.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to the entities described above, the MUFG Group participates as a provider of financing to several conduits that are administered by third parties. Most of these conduits are established under a multi-seller asset-backed financing program and the MUFG Group provides financing along with other financial institutions. With respect to these conduits, the MUFG Group is not considered as the primary beneficiary because the MUFG Group’s participation to the conduits is only to provide financing along with other third-party financial institutions and it does not have the power to direct the activities of the conduits. Consequently, the MUFG Group does not consolidate the conduits.

Asset-Backed Conduits (MUFG-sponsored Asset-Backed Loan (“ABL”) Programs and Other Programs)

The MUFG Group administers several conduits under asset-backed financing programs where the MUFG Group provides financing to fund the conduits’ purchases of financial assets, comprising primarily trade accounts receivable, from its customers. The MUFG Group acts as an agent and sponsor for the conduits, which enter into agreements with the MUFG Group’s customers where the customers transfer assets to the conduits in exchange for monetary consideration. In most cases the MUFG Group is the sole provider of financing that is secured by the assets held by the conduits. The MUFG Group considers itself to be the primary beneficiary of the conduits because, as an agent and sponsor for the conduits, the MUFG Group has the power to direct activities of the conduits, such as selection of the assets to be purchased and condition for purchases, and debt collection from the original obligors, that most significantly impact the conduits’ economic performance, and also has the obligation to absorb losses of the conduits that could potentially be significant to the conduits through financing it provides. Consequently, the MUFG Group consolidates the conduits.

In addition, the MUFG Group is involved with entities, which take in most cases the form of a trust, where originators of financial assets, which primarily comprise lease receivables, entrust the assets with trust banks and receive beneficial certificates in trusts in exchange. The originators then transfer the beneficiary certificates to the MUFG Group in exchange for cash. The originators of the financial assets entrusted continue to be involved in the assets as servicers. Because the originators are deemed to have the power to direct activities of the entities that most significantly impact the entities’ economic performance through their role as a servicer, the MUFG Group is not considered as the primary beneficiary of these entities. Consequently, the MUFG Group does not consolidate these entities.

The MUFG Group also participates as a provider of financing to the ABL programs that are managed by third parties. The MUFG Group is not considered as the primary beneficiary of the entities used in these programs as the MUFG Group’s participation to the entities is only to provide financing with other third parties and it does not have the power to direct the activities of the conduits. Consequently, the MUFG Group does not consolidate the entities used in these programs.

Investment Funds

On February 2010, the FASB issued an accounting standards update that indefinitely defers the application of the new guidance for consolidation of VIEs on entities that are deemed as investment companies, which include most of corporate recovery funds, private equity funds, and investment trusts. For VIEs that are considered investment companies, the MUFG Group determines whether its the primary beneficiary by evaluation of whether it absorbs a majority of expected losses, receives a majority of expected residual returns, or both.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

This category primarily comprises the following:

Corporate Recovery Funds

These entities are established by fund managers, which are unrelated to the MUFG Group, for the purpose of investing in debt or equity instruments issued by distressed companies. After investment, the fund managers work closely with the management of the issuers and attempt to enhance corporate value by various means including corporate restructuring and reorganization. Their exit strategies include, among others, sales to others and initial public offerings.

Typically, these entities take the form of a limited partnership which is entirely funded by general and limited partner interests. In some cases, the general partners of the partnerships are entities that have no substantive decision making ability. The fund managers that establish these partnerships assume investment management and day-to-day operation by entering into asset management contracts with the general partners. These partnerships are, therefore, financing vehicles and as such are considered as VIEs. In other cases, the general partners have substantive decision making ability but the partnerships are considered as VIEs when the general partners’ equity investments in the partnerships are considered as non-substantive, usually based on the percentage interest held, and they do not have substantive limited partner interests.

The MUFG Group mostly serves as a limited partner in corporate recovery funds. While the MUFG Group’s share in partnership interest is generally insignificant, in certain cases, the MUFG Group is the only limited partner and it consolidates these partnerships as the primary beneficiary.

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

These entities typically take the form of a limited partnership and usually are entirely funded by general and limited partner interests. The general partners of the partnerships in some cases are entities that have no substantive decision making ability. The fund managers that establish these partnerships assume investment management and day-to-day operation by entering into asset management contracts with the general partners. These partnerships are, therefore, financing vehicles and as such are considered as VIEs. In other cases, the general partners have substantive decision making ability but the partnerships are considered VIEs because the general partners’ equity investments in the partnerships are disproportionate to their voting rights and the limited partners have the majority of the economics without any voting rights. The MUFG Group consolidates the private equity funds when it owns a majority of the interests issued by the private equity funds.

The MUFG Group participates in these partnerships as a general partner or limited partner. While the MUFG Group’s share in partnership interests is generally limited, in certain cases, the MUFG Group provides most of the financing to the partnership. It consolidates these funds as the primary beneficiary because the MUFG Group absorbs a majority of the expected losses or receives a majority of the expected residual returns.

Investment Trusts

The MUFG Group invests in investment trusts that are professionally managed collective investment schemes which pool money from many investors and invest in, among others, equity and debt securities. Most of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

these funds take the form of a trust where there is a separation in investment decisions, which is assumed by an investment manager who has no investment in a trust, and ownership through beneficiary interests issued by a trust are owned by investors. Therefore, these investment trusts are considered as VIEs. Based on the previous guidance, the MUFG Group consolidates investment trusts when it absorbs a majority of the expected losses or receives a majority of the expected residual returns.

Buy-out Financing Vehicles

The MUFG Group provides financing to buy-out vehicles. The buy-out vehicles are established by equity investments from, among others, private equity funds or the management of target companies for the purpose of purchasing the equity shares of target companies. Along with other financial institutions, the MUFG Group provides financing to the buy-out vehicles in the form of loans. While the buy-out vehicles’ equity is normally substantive in its amount and the rights and obligations associated with it, in some cases, the vehicles have equity that is insufficient to absorb expected variability primarily because the amount provided by equity investors is nominal in nature. These vehicles engage in non-investment activities, and are considered as VIEs. Assessment as to whether the MUFG Group is the primary beneficiary is required under the new guidance. In most cases, the MUFG Group’s participation to these vehicles is only to provide financing to the vehicles, and the power to direct the activities that most significantly impact the economic performance of the vehicles is held by the management of target companies. As a result, the MUFG Group is not considered as the primary beneficiary of these vehicles and does not consolidate them.

Other Investment Funds

The MUFG Group’s investments in VIEs through UNBC primarily consist of equity investments in low income housing credit (“LIHC”) structures, designed to generate a return primarily through the realization of federal tax credits. UNBC considers itself as the primary beneficiary of certain types of LIHC investments.

LIHC Unguaranteed Syndicated Investment Funds

UNBC creates the investment funds, serves as the managing investor member, and sells limited investor member interests to third parties. UNBC receives benefits through income from the structuring of these funds, servicing fees for managing the funds and, as an investor member, tax benefits and tax credits to reduce the UNBC tax liability. UNBC considers itself to be the primary beneficiary and consolidated them upon adoption of the new guidance because, as a sponsor and managing member of the funds, it has the power to direct activities that most significantly impact the funds’ economic performance and also has the obligation to absorb losses of the funds that could potentially be significant to the funds.

LIHC Guaranteed Syndicated Investment Funds

UNBC also forms limited liability companies, which in turn invest in LIHC operating partnerships, to create LIHC guaranteed syndicated investment funds. Interests in these funds are sold to third parties who pay a premium for a guaranteed return. UNBC earns structuring fees from the sale of these funds and asset management fees. UNBC serves as the funds’ sponsor and non-member asset manager, and also guarantees a minimum rate of return throughout the investment term, therefore, it directs the activities that most significantly impact the funds economic performance and also has an obligation to absorb losses pertaining to its minimum rate of return guarantee to investors. Therefore, the MUFG Group is considered as the primary beneficiary of these funds and consolidates them.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Special Purpose Entities Created for Structured Financing

This category primarily comprises the following:

Leveraged Leasing Vehicles

These entities are established to raise funds to purchase or build equipment and machinery including, among others, commercial vessels, passenger and cargo aircraft, and production equipment for the purpose of leasing them to lessees who use the equipment and machinery as part of their business operations. These entities typically take the form of a limited partnership or a special purpose company where they fund their purchases of equipment and machinery via senior and subordinate financing. In some cases, the entities are funded only by senior financing or there is a guarantee provided to the senior financing by parties unrelated to those providing the senior financing. In most cases, the MUFG Group participates in the senior financing and does not participate in the subordinate financing or provide guarantees. Generally, because the MUFG Group’s participation in these entities is only to provide financing, it does not have the power to direct the activities of the entities that most significantly impact the economic performance of the entities. Therefore, the MUFG Group does not consider itself to be the primary beneficiary of these entities, except for limited circumstances where the MUFG Group is directly involved with the structuring of the transaction and has the power to direct the activities of the entities that most significantly impact the economic performance of the entities, and does not consolidate them.

Project Financing Vehicles

These entities are established to raise funds in connection with, among others, production of natural resources, construction and development of urban infrastructure (including power plants and grids, highways and ports), and the development of real estate properties or complexes. These projects typically involve special purpose companies which issue senior and subordinate financing to raise funds in connection with the various projects. The subordinate financing is usually provided by parties that will ultimately make use of the assets constructed or developed. By contrast, the senior financing is typically provided by financial institutions, including the MUFG Group. Because the MUFG Group’s participation to these entities is only to provide financing, it does not have the power to direct the activities that most significantly impact the economic performance of these entities. Therefore, the MUFG Group is not considered as the primary beneficiary of these entities and does not consolidate them.

Sale and Leaseback Vehicles

The MUFG Group is involved with vehicles that acquire assets, primarily real estate, from the MUFG Group’s clients and other unrelated parties where the sellers of the assets continue to use the assets through leaseback agreements. These vehicles typically take the form of a limited partnership where the general partner effectively has no power to direct the activities that most significantly impact the economic performance because an equity holder of the general partner serves a perfunctory role. Therefore, these vehicles are considered as VIEs. The subordinated financing of these vehicles is usually provided by the sellers of the assets, with the MUFG Group providing senior financing for the vehicles. Because the MUFG Group’s participation to these vehicles is only to provide financing, it does not have the power to direct the activities that most significantly impact the economic performance of these entities. Therefore, the MUFG Group is not considered as the primary beneficiary and does not consolidate them.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securitization of Client Real Estate Properties

These entities are established for the purpose of securitizing real estate properties held by the MUFG Group’s customers. In most cases, these entities take the form of a limited partnership or a special purpose company. These entities are designed to have non-substantive power to direct the activities that most significantly impact the economic performance because the general partner or an equity holder serves a perfunctory role. The entities are typically funded by senior and subordinated financing where the original owners of the properties provide the subordinated financing, primarily in the form of partnership interests or subordinated notes, and financial institutions, including the MUFG Group, provide senior financing in the form of senior loans. Because the MUFG Group’s participation to these vehicles is only to provide financing, it does not have the power to direct the activities that most significantly impact the economic performance of these entities. Therefore, the MUFG Group is not considered as the primary beneficiary and does not consolidate these entities.

Repackaged Instruments

This category primarily comprises the following:

Investments in Financially-Engineered Products

The MUFG Group is involved in special purpose entities that have been established to issue financial products through the engineering and repackaging of existing financial instruments, such as collateralized debt obligations (“CDOs”) and synthetic CDOs. These special purpose entities are considered as VIEs because holders of equity investment at risks do not have the power to direct the activities that most significantly impact the economic performance. These special purpose entities are generally arranged and managed by parties that are not related to the MUFG Group. The MUFG Group’s involvement with the entities arranged and managed by third parties is for investment purposes. In these cases, the MUFG Group participates as one of many other investors and the MUFG Group typically holds investments in senior tranches or tranches with high credit ratings. Therefore, the MUFG Group does not have the power to direct activities of the entities that most significantly impact the entities’ economic performance, and thus is not considered as the primary beneficiary of these entities and does not consolidate these entities.

In certain instances, special purpose entities have been established and are managed by the MUFG Group. The MUFG Group’s involvement includes establishing and arranging the transaction and underwriting securities issued by the entities to general investors. For these entities, the MUFG Group has the power to direct activities that most significantly impact the economic performance and it has the obligation to absorb losses or receive benefits that could potentially be significant to the entities. As such, the MUFG Group considers itself as the primary beneficiary of these entities and consolidates them.

Investments in Securitized Financial Instruments

The MUFG Group holds investments in special purpose entities that issue securitized financial products. The assets held by the special purpose entities include credit card receivables and residential mortgage loans. These entities are established and managed by parties that are unrelated to the MUFG Group and the MUFG Group’s involvement with these entities is for its own investment purposes. In all cases, the MUFG Group participates as one of many other investors and the MUFG Group does not have the power to direct activities of the entities that most significantly impact the entities’ economic performance. Therefore, the MUFG Group is not considered as the primary beneficiary of these entities and does not consolidate them.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securitization of the MUFG Group’s Assets

The MUFG Group establishes entities to securitize its own financial assets that include, among others, corporate and retail loans and lease receivables. The entities used for securitization, which typically take the form of a special purpose company or a trust, are established by the MUFG Group and, in most cases, issue senior and subordinate interests or financing. After securitization, the MUFG Group typically continues to service securitized assets as a servicer. The MUFG Group may also retain subordinate interests or financing or other interests. The MUFG Group is considered as the primary beneficiary and consolidates the entities used for securitization since it has the obligation to absorb losses through subordinate interests, and also has the power for determining and implementing of policies as servicer that give it the ability to manage the entities assets that become delinquent or are in default in order to improve the economic performance of the entity.

Trust Arrangements

The MUFG Group offers, primarily through its wholly-owned trust banking subsidiary, MUTB, a variety of trust products and services including securities investment trusts, pension trusts and trusts used as securitization vehicles. In a typical trust arrangement, however, the MUFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. The trusts are generally considered as VIEs because the trust beneficiaries, who provide all of the equity at risk, usually do not have power to direct the activities that most significantly impact its economic performance in the arrangements. The MUFG Group, however, is not considered as the primary beneficiary, except for the case mentioned below, because it merely receives fees for compensation of its services on terms that are customary for these activities and the fees are insignificant relative to the total amount of the entities’ economic performance and variability. Therefore, the MUFG Group does not consolidate these entities.

With respect to the jointly operated designated money in trusts, MUTB pools money from investors or trust beneficiaries and determines how best to invest it. MUTB typically invests in high-quality financial assets, including government bonds, corporate bonds and corporate loans including loans to MUTB and receives fees as compensation for services. In this role as a sponsor of these products, MUTB provides guarantees under which it is required to compensate a loss on the stated principal of the trust beneficial interests. MUTB is considered as the primary beneficiary of these products because it is exposed to a potentially significant amount of losses and also has the power to direct activities of these products that most significantly impact the economic performance. Upon consolidation of the jointly operated designated money in trusts, the certificates issued to the trust beneficiaries are accounted for as deposit liabilities as the products are structured and marketed to customers similar to MUTB’s term deposit products.

MUTB considers the likelihood of incurring losses on the face value guarantee to be highly remote. In the trusts’ operational history that extends over decades, the face value guarantee has never been called upon. The variability in fair value of the net assets of jointly operated designated money in trusts has been primarily affected by the fluctuations in interest rates, and the majority of such variability has been absorbed by general investors. Accordingly, under previous guidance, the MUFG Group was not considered as the primary beneficiary because it would not absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns or both.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Others

This category primarily comprises the following:

Financing Vehicles of the MUFG Group’s Customers

The MUFG Group is involved with several entities that are established by the MUFG Group’s customers. These entities borrow funds from financial institutions and extend loans to their group entities. These entities effectively work as fund-raising vehicles for their respective group companies and enable the groups to achieve efficient financing by integrating their financing activities into a single entity. In all cases the MUFG Group is not considered as the primary beneficiary because the MUFG Group’s participation to these entities is only to provide financing, and the customers effectively hold the power to direct activities of these entities that most significantly impact the economic performance of the entities. Consequently, the MUFG Group does not consolidate these entities.

Funding Vehicles

The MUFG Group has established several wholly-owned, off-shore vehicles which issue securities, typically preferred stock that is fully guaranteed by the MUFG Group, to investors unrelated to the MUFG Group to fund purchases of debt instruments issued by the MUFG Group. These entities are considered as VIEs because the MUFG Group’s investment in the vehicles’ equity is not considered at risk and substantive as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MUFG Group. Because the MUFG Group does not have variable interests in these financing vehicles, these financing vehicles are not considered as the MUFG Group’s subsidiaries.

Troubled Borrowers

During the normal course of business, the borrowers from the MUFG Group may experience financial difficulties and sometimes enter into certain transactions that require the MUFG Group to assess whether they would be considered as VIEs due to their difficult financial position. While in most cases such borrowers are not considered as VIEs when the transactions take place, in limited circumstances they are considered as VIEs due to insufficient equity investment at risk. In all cases, however, the MUFG Group is not considered as the primary beneficiary because the power to direct activities that most significantly impact the economic performance of the troubled borrowers resides with management of the troubled borrowers, and the MUFG Group, as a lender, does not have power over or assume any role in management. Therefore, the MUFG Group does not consolidate these troubled borrowers.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.    COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The MUFG Group leases certain technology systems, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

Future minimum rental commitments for noncancelable leases at March 31, 2011 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2012	¥14,313	¥78,031
2013	7,320	64,992
2014	4,176	54,560
2015	2,907	49,446
2016	1,015	47,490
2017 and thereafter	1,333	354,793

Total minimum lease payments	31,064	¥649,312	(1)

Amount representing interest	(1,707)

Present value of minimum lease payments	¥29,357

Note:

(1)	One of MUFG’s subsidiaries has entered into non-cancelable operating lease agreements and will commence them after March 31, 2011. The total minimum lease payments of ¥57,186 million under these commitments have been included in the above table.

Total rental expense for the fiscal years ended March 31, 2009, 2010 and 2011 was ¥110,433 million, ¥108,591 million and ¥109,471 million, respectively.

Repayment of Excess Interest

The Japanese government implemented regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law from 29.2% per annum to 20% per annum. The reduction in interest rates was implemented in June 2010. The regulatory reforms also included amendments to the Law Concerning Lending Business which, effective on June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Law (between 15% per annum to 20% per annum depending on the amount of principal). Under the regulatory reforms, all interest rates for loans originated after this reform are subject to the lower limits imposed by the Interest Rate Restriction Law. Furthermore, the new regulations require stringent review procedures for consumer finance companies before lending, and with the exception of certain provisions, one of those new regulations introduces a limit on aggregate credit extensions to one-third of the borrower’s annual income.

Formerly, consumer finance companies were able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law so long as the payment was made voluntarily by the borrowers and the lender complied with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investee offered loans at interest rates above the Interest Rate Restriction Law. Upon the implementation of the regulatory reforms in June 2010, they lowered the interest rates for loans originated after this reform to below the Interest Rate Restriction Law.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Borrowers’ claims for reimbursement of excess interest increased due to such decisions and other regulatory changes. At March 31, 2010 and 2011, the allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥84,216 million and ¥136,906 million, respectively. In relation to the estimate of the allowance, see Note 1 “Change in Accounting Estimates” section for the details. The expenses recognized relating to the allowance are shown as provision for repayment of excess interest in the consolidated statements of operations. For the fiscal years ended March 31, 2009, 2010 and 2011, an MUFG’s equity method investee had a negative impact of ¥15,829 million, ¥23,109 million and ¥96,399 million, respectively, on Equity in losses of equity method investees in the consolidated statements of operations. An increase in provision for repayment of excess interest at the MUFG’s equity method investee was due to the increase in the number of borrowers’ claims for reimbursement of excess interest, which was triggered by the application of the Corporate Reorganization Act of a peer company caused by the enforcement of the regulation against consumer finance companies in June 2010.

Litigation

The MUFG Group is involved in various litigation matters. Management, based upon their current knowledge and the results of consultation with counsel, makes appropriate levels of litigation reserve. Management believes that the amounts of the MUFG Group’s liabilities, when ultimately determined, will not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows.

25.    FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2009, 2010 and 2011 were as follows:

	2009	2010	2011
	(in millions)
Trust fees	¥125,451	¥107,175	¥100,519
Fees on funds transfer and service charges for collections	147,658	145,865	142,459
Fees and commissions on international business	64,128	61,201	58,462
Fees and commissions on credit card business	141,421	137,394	146,570
Service charges on deposits	31,586	27,420	22,169
Fees and commissions on securities business	112,143	129,730	138,868
Fees on real estate business	19,770	19,876	22,593
Insurance commissions	28,065	22,869	27,466
Fees and commissions on stock transfer agency services	62,878	53,040	51,926
Guarantee fees	77,592	70,489	64,347
Fees on investment funds business	130,654	127,329	130,402
Other fees and commissions	247,166	237,155	222,577

Total	¥1,188,512	¥1,139,543	¥1,128,358

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

26.    TRADING ACCOUNT PROFITS AND LOSSES

The MUFG Group performs trading activities through market-making, sales and arbitrage, while maintaining risk levels within appropriate limits in accordance with its risk management policy.

The MUFG Group has trading securities and trading derivative assets and liabilities for this purpose. In addition, the trading securities include foreign currency-denominated debt securities such as foreign government or official institution bonds, corporate bonds and mortgage-backed securities, which are mainly comprised of securities measured at fair value under fair value option.

Net trading gains (losses) for the fiscal years ended March 31, 2009, 2010 and 2011 were comprised of the following:

	2009	2010	2011
	(in millions)
Interest rate and other derivative contracts	¥555,505	¥(88,486)	¥(3,095)
Trading account securities, excluding derivatives	(813,312)	849,958	137,000

Trading account profits (losses)—net	(257,807)	761,472	133,905
Foreign exchange derivative contracts(1)	(829,605)	31,154	79,840

Net trading gains (losses)	¥(1,087,412)	¥792,626	¥213,745

Note:

(1)	Gains (losses) on foreign exchange derivative contracts are included in Foreign exchange gains (losses)—net in the accompanying consolidated statements of operations. Foreign exchange gains (losses)—net in the accompanying consolidated statements of operations are also comprised of foreign exchange gains (losses) other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

For further information on the methodologies and assumptions used to estimate fair value, see Note 29, which also shows fair values of trading securities by major category. Note 21 discloses further information regarding the derivative-related impact on Trading account profits (losses)—net by major category.

27.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

information is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income (loss) before income tax expense (benefit) under US GAAP.

See Note 28 for financial information relating to the MUFG Group’s operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statements.

The following is a brief explanation of the MUFG Group’s business segments.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. Through the integration of these business lines, diverse financial products and services are provided to the MUFG Group’s corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of the MUFG Group’s corporate customers. UNBC is a bank holding company in the United States, whose primary subsidiary, Union Bank, is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

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

Global Markets—Covers asset and liability management and strategic investment of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUMSS.

Other—Consists mainly of the corporate centers of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective March 24, 2011, there were changes made in the managerial accounting methods mainly by transferring the sales and trading business of MUMSS from the Integrated Corporate Banking Business Group segment to the Global Markets segment. The table set forth below has been reclassified to conform to the new basis of managerial accounting:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
(in billions)			Other than UNBC	UNBC	Overseas total
Fiscal year ended March 31, 2009:
Net revenue	¥1,321.3	¥1,012.8	¥356.8	¥256.8	¥613.6	¥1,626.4	¥171.1	¥442.8	¥(227.4)	¥3,334.2
BTMU and MUTB:	733.9	915.1	254.2	—	254.2	1,169.3	70.8	388.2	(263.5)	2,098.7
Net interest income	614.9	470.9	110.5	—	110.5	581.4	—	246.0	10.1	1,452.4
Net fees	108.8	342.9	94.4	—	94.4	437.3	70.8	(10.9)	(42.0)	564.0
Other	10.2	101.3	49.3	—	49.3	150.6	—	153.1	(231.6)	82.3
Other than BTMU and MUTB*	587.4	97.7	102.6	256.8	359.4	457.1	100.3	54.6	36.1	1,235.5
Operating expenses	975.1	508.9	173.3	157.3	330.6	839.5	93.3	118.2	182.3	2,208.4

Operating profit (loss)	¥346.2	¥503.9	¥183.5	¥99.5	¥283.0	¥786.9	¥77.8	¥324.6	¥(409.7)	¥1,125.8

Fiscal year ended March 31, 2010:
Net revenue	¥1,435.2	¥885.4	¥347.3	¥265.3	¥612.6	¥1,498.0	¥157.2	¥594.5	¥(79.8)	¥3,605.1
BTMU and MUTB:	660.0	786.1	229.2	—	229.2	1,015.3	61.2	517.7	(95.4)	2,158.8
Net interest income	541.2	438.6	140.6	—	140.6	579.2	—	355.1	(23.8)	1,451.7
Net fees	107.3	335.8	105.5	—	105.5	441.3	61.2	(13.3)	(46.3)	550.2
Other	11.5	11.7	(16.9)	—	(16.9)	(5.2)	—	175.9	(25.3)	156.9
Other than BTMU and MUTB*	775.2	99.3	118.1	265.3	383.4	482.7	96.0	76.8	15.6	1,446.3
Operating expenses	988.2	464.2	204.0	168.1	372.1	836.3	91.4	113.1	175.5	2,204.5

Operating profit (loss)	¥447.0	¥421.2	¥143.3	¥97.2	¥240.5	¥661.7	¥65.8	¥481.4	¥(255.3)	¥1,400.6

Fiscal year ended March 31, 2011:
Net revenue	¥1,347.5	¥893.6	¥347.1	¥267.2	¥614.3	¥1,507.9	¥157.0	¥556.2	¥(37.2)	¥3,531.4
BTMU and MUTB:	635.6	795.5	250.5	—	250.5	1,046.0	59.5	616.4	(45.3)	2,312.2
Net interest income	511.8	428.2	129.8	—	129.8	558.0	—	314.7	2.2	1,386.7
Net fees	116.6	308.4	105.6	—	105.6	414.0	59.5	(10.0)	(47.6)	532.5
Other	7.2	58.9	15.1	—	15.1	74.0	—	311.7	0.1	393.0
Other than BTMU and MUTB*	711.9	98.1	96.6	267.2	363.8	461.9	97.5	(60.2)	8.1	1,219.2
Operating expenses	945.0	460.1	202.7	174.9	377.6	837.7	97.2	105.1	152.0	2,137.0

Operating profit (loss)	¥402.5	¥433.5	¥144.4	¥92.3	¥236.7	¥670.2	¥59.8	¥451.1	¥(189.2)	¥1,394.4

*	Includes MUFG and its subsidiaries other than BTMU and MUTB.

Reconciliation

As set forth above, the measurement bases and the income and expenses items of the internal management reporting system are different from the accompanying consolidated statements of operations. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying consolidated statements of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the operating profit under the internal management reporting system for the fiscal years ended March 31, 2009, 2010 and 2011 above to income (loss) before income tax expense (benefit) shown on the consolidated statements of operations is as follows:

	2009	2010	2011
	(in billions)
Operating profit:	¥1,126	¥1,401	¥1,394
Provision for credit losses	(627)	(648)	(292)
Trading account profits (losses)—net	(392)	387	(70)
Equity investment securities gains (losses)—net	(538)	207	8
Debt investment securities losses—net	(104)	(11)	(105)
Foreign exchange gains (losses)—net	(48)	118	146
Equity in losses of equity method investees	(60)	(104)	(91)
Impairment of goodwill	(846)	—	—
Impairment of intangible assets	(127)	(12)	(27)
Provision for repayment of excess interest	(48)	(45)	(86)
Other—net	(100)	(11)	(40)

Income (loss) before income tax expense (benefit)	¥(1,764)	¥1,282	¥837

28.    FOREIGN ACTIVITIES

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2009, 2010 and 2011, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2009:
Total revenue(2)	¥2,924,414	¥568,655	¥233,703	¥329,672	¥14,449	¥4,070,893
Total expense(3)	4,281,841	778,956	471,273	218,851	84,199	5,835,120
Income (loss) before income tax expense (benefit)	(1,357,427)	(210,301)	(237,570)	110,821	(69,750)	(1,764,227)
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(1,064,387)	(223,501)	(229,462)	119,442	(70,132)	(1,468,040)
Total assets at end of fiscal year	142,996,407	23,092,047	14,981,793	7,473,868	4,955,302	193,499,417
Fiscal year ended March 31, 2010:
Total revenue(2)	¥3,604,965	¥604,395	¥355,005	¥482,588	¥165,416	¥5,212,369
Total expense(3)	3,065,026	396,009	130,576	209,560	129,082	3,930,253
Income before income tax expense	539,939	208,386	224,429	273,028	36,334	1,282,116
Net income attributable to Mitsubishi UFJ Financial Group	189,751	192,970	199,093	241,445	36,560	859,819
Total assets at end of fiscal year	149,023,436	21,624,397	15,804,022	8,421,156	5,211,386	200,084,397
Fiscal year ended March 31, 2011:
Total revenue(2)	2,969,012	446,521	238,658	470,868	135,333	4,260,392
Total expense(3)	2,782,950	266,549	130,533	238,735	4,387	3,423,154
Income before income tax expense	186,062	179,972	108,125	232,133	130,946	837,238
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(103,003)	171,838	90,032	193,422	109,507	461,796
Total assets at end of fiscal year	145,778,973	23,481,443	17,044,207	10,908,164	5,648,501	202,861,288

Notes:

(1)	Other areas primarily include Canada, Latin America, the Caribbean and Middle East.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for credit losses and Non-interest expense.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2010 and 2011:

	2010	2011
	(in millions)
Cash and due from banks	¥347,773	¥304,188
Interest-earning deposits in other banks	4,039,789	5,132,127

Total	¥4,387,562	¥5,436,315

Trading account assets	¥14,826,329	¥18,393,393

Investment securities	¥5,648,126	¥6,003,420

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥20,161,551	¥19,962,692

Deposits	¥22,672,788	¥20,918,476

Funds borrowed:
Call money, funds purchased	¥173,829	¥213,930
Payables under repurchase agreements	6,559,641	5,870,083
Payables under securities lending transactions	261,270	270,189
Other short-term borrowings	1,744,690	1,469,984
Long-term debt	3,913,889	3,430,606

Total	¥12,653,319	¥11,254,792

Trading account liabilities	¥2,778,540	¥3,338,947

29.    FAIR VALUE

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under the applicable accounting guidance. The guidance also specifies a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is specified by the guidance:

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

The MUFG Group has an established and documented process for determining fair values in accordance with the guidance. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon valuation techniques that use, where possible, current market-based or

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

non-market-based parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of liabilities are determined by discounting future cash flows at a rate which incorporates the MUFG Group’s own creditworthiness. In addition, valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include, but not limited to, amounts that reflect counterparty credit quality, liquidity risk and model risk.

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

Trading Account Assets and Liabilities—Trading Securities

When quoted prices are available in an active market, the MUFG Group adopts the quoted market prices to measure the fair values of securities and such securities are classified in Level 1 of the valuation hierarchy. Examples of Level 1 securities include certain Japanese and foreign government bonds, residential mortgage-backed securities and marketable equity securities.

When quoted market prices are available but not traded actively, such securities are classified in Level 2 of the valuation hierarchy. These securities include certain Japanese government agency bonds, Japanese prefectural and municipal bonds, foreign governments and official institutions bonds, corporate bonds, residential mortgage-backed securities and equity securities.

When quoted market prices are not available, the MUFG Group estimates fair values by using internal valuation techniques, quoted price of securities with similar characteristics or non-binding prices obtained from independent pricing vendors. Such securities include certain commercial papers, corporate bonds, asset-backed securities and residential mortgage-backed securities. For commercial papers, the MUFG Group estimates fair value by using discounted cash flow techniques. The cash flows are estimated in accordance with the terms of contracts and discounted using a discount rate based on yield curve estimated from market rates appropriate to the securities. Commercial papers are generally classified in Level 2 of the valuation hierarchy. For corporate bonds, the MUFG Group estimates fair value by using the internal models. Key inputs of the internal models include estimated cash flows based on the terms of the contracts, yield curves based on the market rates and volatilities. Corporate bonds which are valued using such methods are generally classified in Level 2 of the valuation hierarchy. If such key inputs are unobservable, they are classified in Level 3 of the valuation hierarchy. Certain investments in funds valued at net assets value are classified in Level 2 if they can be redeemed at their net asset value at the measurement date or in the near future.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When there is less liquidity for securities or significant inputs adopted in the fair value measurements are less observable, such securities are classified in Level 3 of the valuation hierarchy. Examples of such Level 3 securities include CLOs backed by general corporate loans, which are classified in asset-backed securities. Those CLO’s are measured by weighting the estimated amounts from the internal models and the non-binding quotes from the independent broker-dealers. The weight of the broker-dealer quote is determined based on the result of inquiries to the broker-dealers for their basis of the fair value calculation with consideration of activity level of the market. Key inputs of the internal models include projected cash flows through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX which is an index of loan credit default swaps, repayment rates and discount rates reflecting liquidity premiums based on historical market data.

Trading Account Assets and Liabilities—Derivatives

Exchange-traded derivatives valued using quoted prices are classified in Level 1 of the valuation hierarchy. Examples of Level 1 derivative include security future transactions and interest rate future transactions. However, the majority of the derivative contracts entered into by the MUFG Group are traded over-the-counter and valued using internally developed techniques as there are no quoted market prices for such instruments. The valuation models and inputs vary depending on the types and contractual terms of the derivative instruments. The principal models adopted to value those instruments include discounted cash flows, the Black-Scholes model and the Hull-White model. The key inputs include interest rate yield curve, foreign currency exchange rate, volatility, credit quality of the counterparty or the MUFG Group and spot price of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are readily observable from an actively quoted market. Derivative instruments valued by such models and inputs are generally classified in Level 2 of the valuation hierarchy. Examples of such Level 2 derivatives include plain interest rate swaps, foreign currency forward contracts and currency option contracts.

Derivatives that are valued based on models with significant unobservable input are classified in Level 3 of the valuation hierarchy. Examples of Level 3 derivatives include long-term interest rate or currency swaps and certain credit derivatives, where significant inputs such as volatility, credit curves and correlation of such inputs are unobservable.

Investment Securities

Investment securities include available for sale debt and equity securities, whose fair values are measured using the same methodologies as the trading securities described above except for certain private placement bonds issued by Japanese non-public companies. Fair values of certain private placement bonds issued by Japanese non-public companies are measured based on discounted cash flow methods by using discount rate applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. From the second half of fiscal year ended March 31, 2010, the credit risk of issuers are included in the future cash flows being discounted at the date applicable to the maturity of the bonds. The private placement bonds are generally utilized to finance medium or small size non-public companies as an alternative of loans. These bonds are classified as either Level 2 or Level 3 of the valuation hierarchy depending on the significance of the adjustments for unobservable credit worthiness input. This account also includes investments in nonmarketable equity securities which are subject to specialized industry accounting practice. The valuation of such nonmarketable equity securities involves significant management judgment due to the absence of quoted market prices, lack of liquidity and the long term nature of these investments. Further, there may be restriction of transfer on nonmarketable equity securities. The MUFG Group values such securities initially at transaction price and subsequently adjusts valuations considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of an investee company. Nonmarketable equity securities are included in Level 3 of the valuation hierarchy.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Assets

Other assets measured at fair value mainly consist of securities that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments. The securities under lending transaction mainly consist of certain Japanese and foreign government bonds which are valued using the methodologies described in the “Trading Account Assets and Liabilities—Trading Securities” above.

Money in trust for segregating cash deposited by customers on security transactions mainly consists of certain Japanese government bonds which are valued using the methodologies described in the “Trading Account Assets and Liabilities—Trading Securities” above and is included in Level 1 or Level 2 of the valuation hierarchy depending on the component assets.

The fair values of derivatives designated as hedging instruments are measured using the methodologies described in the “Trading Account Assets and Liabilities—Derivatives” above.

Obligations to Return Securities Received as Collateral

Obligations to return securities received as collateral under the securities lending transactions are measured at fair values of securities received as collateral. The securities received as collateral consist primarily of certain Japanese and foreign government bonds, whose fair values are measured using the methodologies described in the “Trading Account Assets and Liabilities—Trading Securities” above.

Other Short-term Borrowings and Long-term Debt

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

Liquidity adjustments are applied mainly to the instruments classified in Level 3 of the fair value hierarchy when recent prices of such instruments are unobservable in inactive or less active markets. The liquidity adjustments are based on the facts and circumstances of the markets including the availability of external quotes and the time since the latest available quote.

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

Hedge funds are multi-disciplinary hedge funds that employ a fundamental bottom-up investment approach across various asset classes and strategies. The MUFG Group’s investments in these funds are generally redeemable on a monthly-quarterly basis with 30-90 days notice.

Private equity funds have specific investment objectives in connection with their acquisition of equity interests, such as providing financing and other support to start-up businesses, medium and small entities in a particular geographical area, and to companies with certain technology or companies in a high-growth industry. Generally, these investments cannot be redeemed with the funds and the return of invested capital and its gains are derived from distributions received upon the liquidation of the underlying assets of the fund. It is estimated that the underlying assets of the fund would be liquidated within a ten year period.

Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. These investments are generally not redeemable with the funds. Distributions from each fund will be received as the underlying investments of the funds are liquidated. It is estimated that the underlying assets of the funds would be liquidated within a three year period.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2010 and 2011:

	March 31, 2010
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥13,308,112	¥4,332,959	¥1,166,538	¥18,807,609
Debt securities
Japanese national government and Japanese government agency bonds	4,480,316	94,718	—	4,575,034
Japanese prefectural and municipal bonds	—	91,076	—	91,076
Foreign governments and official institutions bonds	6,237,215	487,898	171,534	6,896,647
Corporate bonds	—	1,072,625	494,987	1,567,612
Residential mortgage-backed securities	1,402,188	200,096	56,468	1,658,752
Commercial mortgage-backed securities	—	—	17,315	17,315
Asset-backed securities	—	127,301	389,061	516,362
Other debt securities	—	5,166	—	5,166
Commercial paper	—	1,473,625	—	1,473,625
Equity securities(2)	1,188,393	780,454	37,173	2,006,020
Trading derivative assets	25,878	8,446,637	382,952	8,855,467
Investment securities:
Securities available for sale	43,871,776	4,176,491	2,363,609	50,411,876
Debt securities
Japanese national government and Japanese government agency bonds	38,324,775	1,108,086	—	39,432,861
Japanese prefectural and municipal bonds	—	277,831	3,069	280,900
Foreign governments and official institutions bonds	1,223,777	33,852	87,597	1,345,226
Corporate bonds	—	1,311,183	2,163,465	3,474,648
Residential mortgage-backed securities	3,839	910,745	26,827	941,411
Commercial mortgage-backed securities	—	38,820	14,475	53,295
Asset-backed securities	—	260,723	67,095	327,818
Other debt securities	—	47	990	1,037
Marketable equity securities	4,319,385	235,204	91	4,554,680
Other investment securities	—	1,122	33,904	35,026
Others(3)(4)	442,086	206,447	17,217	665,750

Total	¥57,647,852	¥17,163,656	¥3,964,220	¥78,775,728

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥166,020	¥2,629	¥—	¥168,649
Trading derivative liabilities	77,470	8,031,143	411,564	8,520,177
Obligation to return securities received as collateral	3,071,320	158,001	—	3,229,321
Others(5)	—	467,590	45,347	512,937

Total	¥3,314,810	¥8,659,363	¥456,911	¥12,431,084

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2011
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥12,644,634	¥5,009,610	¥1,137,411	¥18,791,655
Debt securities
Japanese national government and Japanese government agency bonds	2,739,773	132,582	—	2,872,355
Japanese prefectural and municipal bonds	—	70,279	—	70,279
Foreign governments and official institutions bonds	6,857,423	1,042,185	115,557	8,015,165
Corporate bonds	—	1,277,076	554,364	1,831,440
Residential mortgage-backed securities	2,151,410	310,459	53,688	2,515,557
Commercial mortgage-backed securities	—	—	39,076	39,076
Asset-backed securities	—	86,468	353,835	440,303
Other debt securities	—	6,896	—	6,896
Commercial paper	—	1,457,637	—	1,457,637
Equity securities(2)	896,028	626,028	20,891	1,542,947
Trading derivative assets	76,514	9,854,646	101,980	10,033,140
Interest rate contracts	14,201	7,391,719	14,618	7,420,538
Foreign exchange contracts	169	2,232,386	81,945	2,314,500
Equity contracts	48,101	32,266	1,411	81,778
Commodity contracts	14,043	154,768	2,512	171,323
Credit derivative contracts	—	43,507	1,494	45,001
Investment securities:
Securities available for sale	48,178,801	4,053,521	2,203,312	54,435,634
Debt securities
Japanese national government and Japanese government agency bonds	43,813,364	906,258	—	44,719,622
Japanese prefectural and municipal bonds	—	199,227	1,054	200,281
Foreign governments and official institutions bonds	723,020	135,362	130,409	988,791
Corporate bonds	—	1,131,570	2,007,972	3,139,542
Residential mortgage-backed securities	2,587	1,112,201	23,783	1,138,571
Commercial mortgage-backed securities	—	22,243	8,147	30,390
Asset-backed securities	—	421,598	30,792	452,390
Other debt securities	—	—	960	960
Marketable equity securities	3,639,830	125,062	195	3,765,087
Other investment securities	—	1,116	35,908	37,024
Others(3)(4)	432,154	229,825	15,303	677,282

Total	¥61,332,103	¥19,148,718	¥3,493,914	¥83,974,735

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥27,988	¥2,580	¥—	¥30,568
Trading derivative liabilities	30,647	9,708,928	138,831	9,878,406
Interest rate contracts	2,116	7,253,626	74,576	7,330,318
Foreign exchange contracts	279	2,229,960	49,034	2,279,273
Equity contracts	19,581	52,870	11,892	84,343
Commodity contracts	8,671	127,065	1,533	137,269
Credit derivative contracts	—	45,407	1,796	47,203
Obligation to return securities received as collateral	3,069,717	198,058	—	3,267,775
Others(5)	—	442,946	18,183	461,129

Total	¥3,128,352	¥10,352,512	¥157,014	¥13,637,878

Notes:

(1)	Includes securities under fair value option.
(2)	Includes investments valued at net asset value of ¥304,120 million and ¥193,249 million at March 31, 2010 and 2011, respectively. The unfunded commitments related to these investments at March 31, 2010 and 2011 are ¥6,455 million and ¥5,780 million, respectively. These investments are mainly hedge funds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Includes interest-earning deposits in other banks, receivables under resale agreements, securities under lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivatives designated as hedging instruments.
(4)	Includes investments valued at net asset value of real estate funds, hedge funds and private equity funds, whose fair values at March 31, 2010 were ¥7,050 million, ¥4,002 million and ¥3,972 million, respectively, and those at March 31, 2011 were ¥7,332 million, ¥3,986 million and ¥3,220 million, respectively. The amounts of unfunded commitments related to these real estate funds, hedge funds and private equity funds at March 31, 2010 were ¥2,758 million, ¥3,325 million and ¥3,532 million, respectively, and those at March 31, 2011 were ¥1,940 million, ¥2,542 million and ¥2,901 million, respectively.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

Transfers Between Level 1 and Level 2

During the fiscal year ended March 31, 2011, the transfers between Level 1 and Level 2 were not significant.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2010 and 2011. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

	March 31, 2009	Total realized/ unrealized gains (losses)			Purchases, issuances and settlements	Transfer into Level 3(6)	Transfer out of Level 3(6)		March 31, 2010	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2010
		Included in earnings		Included in other changes in equity from nonowner sources
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,906,009	¥182,968	(2)	¥—	¥(580,019)	¥14,582	¥(357,002)		¥1,166,538	¥91,316	(2)
Debt securities
Foreign governments and official institutions bonds	193,673	1,420		—	(4,367)	—	(19,192)		171,534	(1,041)
Corporate bonds	509,257	29,123		—	3,631	14,582	(61,606)		494,987	22,984
Residential mortgage-backed securities	113,495	17,091		—	(74,118)	—	—		56,468	11,328
Commercial mortgage-backed securities	16,401	7,387		—	(6,473)	—	—		17,315	6,763
Asset-backed securities	702,996	70,737		—	(330,899)	—	(53,773)		389,061	45,512
Other debt securities	—	—		—	—	—	—		—	—
Commercial paper	—	—		—	—	—	—		—	—
Equity securities	370,187	57,210		—	(167,793)	—	(222,431	)(5)	37,173	5,770
Trading derivatives (Net)	4,491	(16,391	)(2)	(45)	(37,378)	24,767	(4,056)		(28,612)	30,262	(2)
Investment securities:
Securities available for sale	3,335,664	(4,857	)(3)	30,835	(349,625)	308,526	(956,934)		2,363,609	(24,775	)(3)
Debt securities
Japanese prefectural and municipal bonds	4,471	13		—	(1,415)	—	—		3,069	8
Foreign governments and official institutions bonds	24,148	(6)		4,235	59,220	—	—		87,597	(6)
Corporate bonds	3,043,083	(4,845)		23,113	(382,381)	308,526	(824,031)		2,163,465	(24,792)
Residential mortgage-backed securities	32,302	(1)		38	(5,512)	—	—		26,827	(1)
Commercial mortgage-backed securities	18,086	1		(503)	(3,109)	—	—		14,475	1
Asset-backed securities	205,271	(85)		2,543	(7,731)	—	(132,903)		67,095	(16)
Other debt securities	1,357	56		40	(463)	—	—		990	31
Marketable equity securities	6,946	10		1,369	(8,234)	—	—		91	—
Other investment securities	42,681	(7,757	)(4)	46	(328)	—	(738)		33,904	(8,089	)(4)
Others	18,312	(1,212	)(4)	—	117	—	—		17,217	(1,027	)(4)

Total	¥5,307,157	¥152,751		¥30,836	¥(967,233)	¥347,875	¥(1,318,730)		¥3,552,656	¥87,687

Liabilities
Others	¥(133,087)	¥(1,526	)(4)	¥(17,391)	¥5,955	¥153,524	¥38		¥45,347	¥6,876	(4)

Total	¥(133,087)	¥(1,526)		¥(17,391)	¥5,955	¥153,524	¥38		¥45,347	¥6,876

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2010	Total realized/ unrealized gains (losses)			Purchases, issuances and settlements	Transfer into Level 3(6)		Transfer out of Level 3(6)		March 31, 2011	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2011
		Included in earnings		Included in other changes in equity from nonowner sources
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,166,538	¥2,077	(2)	¥—	¥(98,921)	¥87,162		¥(19,445)		¥1,137,411	¥(10,933	)(2)
Debt securities
Foreign governments and official institutions bonds	171,534	(1,720)		—	(64,468)	10,211		—		115,557	(6,688)
Corporate bonds	494,987	(12,756)		—	9,697	76,949	(7)	(14,513	)(7)	554,364	(7,892)
Residential mortgage-backed securities	56,468	5,963		—	(8,743)	—		—		53,688	5,062
Commercial mortgage-backed securities	17,315	3,425		—	18,336	—		—		39,076	2,890
Asset-backed securities	389,061	(632)		—	(29,662)	—		(4,932)		353,835	(4,306)
Equity securities	37,173	7,797		—	(24,081)	2		—		20,891	1
Trading derivatives—net	(28,612)	(9,821	)(2)	5,948	(23,117)	31,005		(12,254)		(36,851)	(4,571	)(2)
Interest rate contracts—net	(45,467)	(4,991)		—	(14,513)	14,212		(9,199)		(59,958)	6
Foreign exchange contracts—net	6,440	46		5,963	(5,245)	16,826		8,881		32,911	(2,201)
Equity contracts—net	(8,272)	(982)		(15)	(1,212)	—		—		(10,481)	(2,417)
Commodity contracts—net	14,003	276		—	(1,331)	(33)		(11,936)		979	434
Credit derivative contracts—net	4,684	(4,170)		—	(816)	—		—		(302)	(393)
Investment securities:
Securities available for sale	2,363,609	(431	)(3)	7,476	(354,656)	503,817		(316,503)		2,203,312	(16,526	)(3)
Debt securities
Japanese prefectural and municipal bonds	3,069	9		3	(2,027)	—		—		1,054	2
Foreign governments and official institutions bonds	87,597	(378)		1,888	41,302	—		—		130,409	(296)
Corporate bonds	2,163,465	3,844		6,150	(371,409)	503,817	(7)	(297,895	)(7)	2,007,972	(14,699)
Residential mortgage-backed securities	26,827	(1,629)		180	(1,595)	—		—		23,783	(1)
Commercial mortgage-backed securities	14,475	(1,522)		863	(5,669)	—		—		8,147	(1,522)
Asset-backed securities	67,095	(733)		(1,612)	(15,350)	—		(18,608)		30,792	11
Other debt securities	990	(20)		—	(10)	—		—		960	(20)
Marketable equity securities	91	(2)		4	102	—		—		195	(1)
Other investment securities	33,904	384	(4)	(337)	2,670	—		(713)		35,908	(131	)(4)
Others	17,217	(1,489	)(4)	—	(425)	—		—		15,303	(1,182	)(4)

Total	¥3,552,656	¥(9,280)		¥13,087	¥(474,449)	¥621,984		¥(348,915)		¥3,355,083	¥(33,343)

Liabilities
Others	¥45,347	¥2,453	(4)	¥21,184	¥(3,905)	¥378		¥—		¥18,183	¥(14,902	)(4)

Total	¥45,347	¥2,453		¥21,184	¥(3,905)	¥378		¥—		¥18,183	¥(14,902)

Notes:

(1)	Includes trading securities under fair value option.
(2)	Included in trading account profits (losses)—net and in foreign exchange gains (losses)—net.
(3)	Included in investment securities gains (losses)—net.
(4)	Included in trading account profits (losses)—net.
(5)	The MUFG Group reclassified investments in certain hedge funds from Level 3 to Level 2 because they were redeemable at net asset value at the measurement date or in the near future.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the period during the fiscal year ended March 31, 2011 while all transfers out of Level 3 were assumed to have occurred at the end of the period during the fiscal year ended March 31, 2010.
(7)	Transfers out of and into Level 3 for corporate bonds were due to changes in the impact of unobservable credit worthiness inputs to the entire fair value measurement of the private placement bonds issued by Japanese non-public companies. Unobservable credit worthiness inputs include probability of default based on credit rating of the bond issuers and loss given default which are based on the MUFG Group’s internal data.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2010 and 2011:

	March 31, 2010
	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥14,127	¥14,127
Loans	10,346	37,247	385,979	433,572
Premises and equipment	—	—	11,025	11,025
Intangible assets	—	—	52,262	52,262
Other assets(1)(2)	144,659	—	29,781	174,440

Total	¥155,005	¥37,247	¥493,174	¥685,426

Notes:

(1)	Includes investments valued at net asset value of ¥22,686 million. The unfunded commitments related to these investments are ¥12,269 million. These investments are private equity funds.
(2)	Includes investments in equity method investees.

	March 31, 2011
	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥5,185	¥5,185
Loans	12,243	14,843	343,696	370,782
Loans held for sale	—	1,901	4,726	6,627
Collateral dependent loans	12,243	12,942	338,970	364,155
Premises and equipment	—	—	10,371	10,371
Intangible assets	—	—	32,833	32,833
Other assets	51,083	—	20,128	71,211
Investments in equity method investees(1)	51,083	—	13,853	64,936
Other	—	—	6,275	6,275

Total	¥63,326	¥14,843	¥412,213	¥490,382

Note:

(1)	Includes investments valued at net asset value of ¥14,098 million. The unfunded commitments related to these investments are ¥5,407 million. These investments are private equity funds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the nonrecurring changes in fair value which have been recorded during the fiscal years ended March 31, 2010 and 2011:

Losses for the fiscal year ended March 31, 2010
(in millions)
Investment securities	¥26,262
Loans	211,471
Premises and equipment	10,548
Intangible assets	12,400
Other assets(1)	110,722

Total	¥371,403

Note:

(1)	Includes investments in equity method investees. The MUFG Group recorded impairment losses on investments in equity method investees, in mainly a consumer finance company, of ¥110,189 million.

Losses for the fiscal year ended March 31, 2011
(in millions)
Investment securities	¥3,364
Loans	160,862
Loans held for sale	1,263
Collateral dependent loans	159,599
Premises and equipment	11,497
Intangible assets	26,566
Other assets	23,827
Investments in equity method investees	21,895
Other	1,932

Total	¥226,116

Investment securities include mainly impaired cost-method nonmarketable equity securities which were written down to fair value during the period. The fair values are determined based on recent financial position and projected future cash flows of investees.

Loans include loans held for sale and collateral dependent loans. Loans held for sale are recorded at the lower of cost or estimated fair value. The fair value of the loans held for sale is based on secondary market, recent transactions or discounted cash flows. These loans are principally classified in Level 3 of the valuation hierarchy, and when quoted prices are available but not traded actively, such loans held for sale are classified in Level 2 of the valuation hierarchy. Collateral dependent loans are measured at fair value of the underlying collateral. Collaterals are comprised mainly of real estate and exchange traded equity securities. The MUFG Group maintains an established process for internally determining the fair value of real estate, using the following valuation techniques and assumptions. Collateral dependent loans that are measured based on underlying real estate collateral are classified in Level 3 of the valuation hierarchy.

•

Replacement cost approach. The replacement cost approach is primarily used for buildings and land they are built on. This approach calculates the collateral value based on the replacement cost of the property as of the valuation date. Replacement cost tables and useful life tables used for this approach are developed by appraising subsidiaries.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

Sales comparison approach. The sales comparison approach is mainly used for land. The collateral value is based on Japanese government official land prices and standard land prices, considering the results of comparison analysis between the official roadside value which is used for tax purposes and the related government official land and standard land prices.

•

Income approach. The income approach is, as a general rule, applied to all rental properties. This approach calculates the collateral value using expected future cash flows. In this approach, the expected annual net operating income is discounted by the related capitalization yield. The significant assumptions within the income approach are the expected annual net operating income and capitalization yield. The expected annual net operating income is estimated based on rental income of the property. The capitalization yield is determined based on the location and use of the property by appraising subsidiaries. The capitalization yield may be adjusted to reflect the trends in locations, occupancy rates and rent level and other factors.

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

Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment. The MUFG Group records impairment losses when a decline in fair value below cost is other than temporary based on the quoted market price. The impairment losses are included in equity in losses of equity method investees in the consolidated statements of operations. When investments in equity method investees are marketable equity securities, the fair values are determined based on quoted market prices. Impaired investments in equity method investees which are marketable equity securities are classified in either Level 1 or Level 2 of the valuation hierarchy. When investments in equity method investees are nonmarketable equity securities, the fair values are determined using the same methodologies as impaired nonmarketable equity securities described above. Impaired investments in equity method investees which are nonmarketable equity securities are classified in Level 3 of the valuation hierarchy.

Fair Value Option

The MUFG Group elected the fair value option for foreign currency-denominated debt securities and equity securities held by BTMU and MUTB. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates as the gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while the gains and losses on translation of foreign currency-denominated financial liabilities were included in current earnings.

The MUFG Group also elected the fair value option for certain financial instruments held by MUSHD’s foreign subsidiaries because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in interest-earning deposits in other banks and receivables under resale agreements. These financial liabilities are included in other short-term borrowings and long-term debt. Unrealized gains and losses on such financial instruments are recognized in the consolidated statements of operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the gains or losses recorded during the fiscal years ended March 31, 2010 and 2011 related to the eligible instruments for which the MUFG Group elected the fair value option:

	For the fiscal year ended March 31,
	2010			2011
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Interest-earning deposits in other banks	¥(1,277)	¥—	¥(1,277)	¥243	¥—	¥243
Receivables under resale agreements(1)	(5,240)	—	(5,240)	4,736	—	4,736
Trading account securities	327,338	(371,660)	(44,322)	68,618	(837,459)	(768,841)

Total	¥320,821	¥(371,660)	¥(50,839)	¥73,597	¥(837,459)	¥(763,862)

Financial liabilities:
Other short-term borrowings(1)	530	—	530	(454)	—	(454)
Long-term debt(1)	56,282	—	56,282	(114,528)	—	(114,528)

Total	¥56,812	¥—	¥56,812	¥(114,982)	¥—	¥(114,982)

Note:

(1)	Change in value attributable to the instrument-specific credit risk related to those financial assets and liabilities are not material.

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2010 and 2011, for long-term receivables and debt instruments for which the fair value option has been elected:

	2010			2011
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value under remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial assets:
Receivables under resale agreements	¥31,500	¥30,832	¥(668)	¥26,000	¥26,192	¥192

Total	¥31,500	¥30,832	¥(668)	¥26,000	¥26,192	¥192

Financial liabilities:
Long-term debt	¥792,059	¥615,618	¥(176,441)	¥722,752	¥575,969	¥(146,783)

Total	¥792,059	¥615,618	¥(176,441)	¥722,752	¥575,969	¥(146,783)

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated Fair Value of Financial Instruments

In addition to financial instruments measured and disclosed on a fair value basis, the disclosure of the estimated fair value of financial instruments that are not carried at fair value is also required. The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2010 and 2011:

	2010		2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash and due from banks, Interest-earning deposits in other banks, Call loans and funds sold, and Receivables under resale agreements and Receivable under securities borrowing transactions	¥17,465	¥17,465	¥19,486	¥19,486
Trading account assets, excluding derivatives	18,808	18,808	18,792	18,792
Investment securities	54,514	55,058	58,642	59,108
Loans, net of allowance for credit losses	90,870	91,812	86,262	87,054
Other financial assets	4,361	4,361	4,677	4,677
Derivative financial instruments:
Trading activities	8,855	8,855	10,033	10,033
Activities qualifying for hedges	9	9	2	2
Financial liabilities:
Non-interest-bearing deposits, Call money and funds purchased, and Payables under repurchase agreements and Payable under securities lending transactions	¥34,969	¥34,969	¥35,544	¥35,544
Interest-bearing deposits	117,868	117,972	117,894	117,960
Trading account liabilities, excluding derivatives	169	169	31	31
Obligations to return securities received as collateral	3,229	3,229	3,268	3,268
Due to trust account	1,560	1,560	634	634
Other short-term borrowings	6,097	6,097	8,488	8,488
Long-term debt	14,162	14,369	13,357	13,557
Other financial liabilities	3,981	3,981	4,635	4,635
Derivative financial instruments:
Trading activities	8,520	8,520	9,878	9,878
Activities qualifying for hedges	1	1	—	—

Not all of the financial instruments held by the MUFG Group are recorded at fair value on the consolidated balance sheets. The methodologies and assumptions used to estimate fair value of financial instruments that are not recorded at fair value on the consolidated balance sheets are summarized below:

Cash and due from banks, Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivable under securities borrowing transactions—For cash and due from banks including interest-earning deposits in other banks, call loans and funds sold, receivables under resale agreements and receivable under securities borrowing transactions, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk.

Investment securities—The fair values of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have quoted market prices or secondary market prices available. The fair values of certain nonmarketable equity

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities, such as preferred stock convertible to marketable common stock in the future, issued by public companies are determined by utilizing commonly accepted valuation models, which applies a logic to derive a fair value using the present value of dividend cash flows and option prices. For option prices, the Trinomial Tree Method determines possible paths of future stock prices using a forward rate for a common stock, and the price is calculated by multiplying the possible paths of future stock prices by the expected cash flows generated from the probability of exercising options or upon exercising of the options. Parameters used for the valuation include but are not limited to stock price, volatility and credit spread. The valuation is performed on a quarterly basis. At the time of any sale, the MUFG Group generally separately calculates a valuation to be used in sales price negotiations with the counterparty. The price agreed between the MUFG Group and a counterparty is also used as a reference for validating the appropriateness of previous valuations of the investment. The MUFG Group performs periodic validation of the valuation models. Specifically, the sensitivity and appropriateness of parameters are verified by using different valuation models employed by the MUFG Group. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by non-public companies for which a quoted market price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous unlisted companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The amounts not included in the above summary are ¥532 billion and ¥515 billion at March 31, 2010 and 2011, respectively.

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

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥585 billion and ¥676 billion at March 31, 2010 and 2011, respectively.

Non-interest-bearing deposits, Call money and funds purchased, Payables under repurchase agreements and Payable under securities lending transactions—For non-interest-bearing deposits, the amount payable on demand as of the balance sheet date (i.e., the carrying amount) is considered to be the fair value. For call money and funds purchased, payables under repurchase agreements and payable under securities lending transactions, the carrying amount are reasonable estimate of the fair value because of their short-term nature and limited credit risk.

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

Long-term debt—The fair value of corporate bonds issued by the MUFG Group is determined based on market price of these corporate bonds. The fair value of fixed rate corporate bonds without market prices is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to the MUFG Group. For variable rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value since such carrying amount approximates the fair value. This is on the basis that the market interest rate is reflected in the fair value of such corporate bonds because such bond terms were set within a short time period and that there has been no significant impact on the fair value of those bonds.

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

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2010 and 2011 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2010 and 2011. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

30.    STOCK-BASED COMPENSATION

The following describes stock-based compensation plans of MUFG, BTMU, MUTB, MUSHD, MUMSS and UNBC.

MUFG, BTMU, MUTB, MUSHD and MUMSS

MUFG, BTMU, MUTB, MUSHD and MUMSS elected to introduce a stock-based compensation plan for directors, executive officers and corporate auditors (“officers”) and obtained the necessary shareholder approval at their respective ordinary general meetings.

Following the approval, MUFG resolved at the meeting of the Board of Directors to issue stock compensation type stock options (“Stock Acquisition Rights”) to officers of MUFG, BTMU, MUTB, MUSHD and MUMSS. Usually, the Stock Acquisition Rights would be issued and granted to these officers once a year.

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

The contractual term of the Stock Acquisition Rights is approximately 30 years from the date of grant. Some of the Stock Acquisition Rights vest on the date of grant and the rest of the rights graded vest depending on the holder’s service period as officers. The Stock Acquisition Rights are only exercisable after the date on which the following conditions are met: (1) holder as a director or an executive officer loses the status of both director and executive officer, and (2) a holder as a corporate auditor loses the status of a corporate auditor. The exercise price is ¥1 per share.

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU, MUTB, MUSHD and MUMSS for the fiscal year ended March 31, 2011:

	Fiscal year ended March 31, 2011
	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding, beginning of fiscal year	9,974,800	¥1
Granted	7,911,800	1
Exercised	(2,883,000)	1
Forfeited or Expired	(146,400)	1

Outstanding, end of fiscal year	14,857,200	¥1	28.57	¥5,690

Exercisable, end of fiscal year	—	¥—	—	¥—

The fair value of the Stock Acquisition Rights is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions described in the following table. The risk-free rate is based on the Japanese government bonds yield curve in effect at the date of grant based on the expected term. The expected volatility is based on the historical data from traded common stock of MUFG. The expected term is based on the average service period of officers of MUFG, BTMU, MUTB, MUSHD and MUMSS, which represents the expected outstanding period of the Stock Acquisition Rights granted. The expected dividend yield is based on the dividend rate of common stock of MUFG at the date of grant.

	Fiscal years ended March 31,
	2010	2011
Risk-free interest rate	0.53%	0.23%
Expected volatility	44.46%	43.97%
Expected term (in years)	4	4
Expected dividend yield	2.25%	2.91%

The weighted average grant date fair value of the Stock Acquisition Rights granted during the fiscal years ended March 31, 2010 and 2011 was ¥48,700 and ¥36,600, respectively.

The MUFG Group recognized ¥2,638 million and ¥2,839 million of compensation cost related to the Stock Acquisition Rights with ¥1,073 million and ¥1,155 million of corresponding tax benefit during the fiscal years

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ended March 31, 2010 and 2011, respectively. As of March 31, 2011, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥560 million and it is expected to be recognized over a period of three months.

Cash received from exercise of the Stock Acquisition Rights for the fiscal year ended March 31, 2011 was ¥3 million. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights was ¥836 million for the fiscal year ended March 31, 2011.

UNBC

UnionBanCal Corporation Stock Bonus Plan (Stock Bonus Plan)

Effective as of April 27, 2010, UNBC adopted the Stock Bonus Plan. Under the Stock Bonus Plan, UNBC grants restricted stock units settled in American Depositary Receipts (ADRs) representing shares of common stock of UNBC’s indirect parent company, MUFG, to key employees at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the Committee). The Committee determines the number of shares, vesting requirements and other features and conditions of the restricted stock units. Under the Stock Bonus Plan, MUFG ADRs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the Plan since all shares are purchased in the open market. These awards generally vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, the grants vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age and service conditions, or terminates employment under certain conditions.

Under the Stock Bonus Plan, the restricted stock unit participants do not have dividend rights, voting rights or other stockholder rights. The grant-date fair value of these awards is equal to the closing price of the MUFG ADRs on date of grant.

On November 15, 2010, UNBC granted 3,995,505 restricted stock units under the Stock Bonus Plan to certain key employees, with a grant date fair value of $4.72 per unit and pro-rata vesting for the majority of the restricted stock units on April 15, 2011, 2012 and 2013. During 2010, there were 41,320 restricted stock units forfeited and 10,595 restricted stock units vested. Compensation cost for these restricted stock units is being recognized over the period during which the employees are required to provide service. UNBC recognized $3 million of compensation cost, which includes the impact of estimated forfeitures, with a corresponding tax benefit of $1 million. As of December 31, 2010, there was $16 million unrecognized compensation cost, which is expected to be recognized over 3 years, related to the 3,943,590 restricted stock units outstanding.

Management Stock Plans prior to Privatization Transaction in 2008

On November 4, 2008, all outstanding awards under the management stock plans were canceled in exchange for the right to receive the cash value of those awards. These plans were terminated in December 2008, and no additional awards were granted under these plans in 2009 and 2010.

31.    PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTMU and MUTB are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Also, retained earnings of these banking subsidiaries are restricted, except for ¥4,099,736 million, in accordance with the statutory reserve requirements under the Company Law at March 31, 2011 (see Notes 17 and 19).

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the parent company only financial information of MUFG:

Condensed Balance Sheets

	2010	2011
	(in millions)
Assets:
Cash and interest-earning deposits with banks	¥86,491	¥151,531
Investments in subsidiaries and affiliated companies	10,240,801	9,607,046
Investment in Morgan Stanley	988,731	967,621
Other assets	73,868	97,435

Total assets	¥11,389,891	¥10,823,633

Liabilities and Shareholders’ equity:
Short-term borrowings from subsidiaries	¥1,129,452	¥1,566,981
Long-term debt from subsidiaries and affiliated companies	1,088,149	792,203
Long-term debt	230,045	22
Other liabilities	75,327	120,603

Total liabilities	2,522,973	2,479,809

Total shareholders’ equity	8,866,918	8,343,824

Total liabilities and shareholders’ equity	¥11,389,891	¥10,823,633

Condensed Statements of Operations

	2009	2010	2011
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥241,129	¥203,443	¥341,687
Dividends from Morgan Stanley	43,041	78,244	71,216
Management fees from subsidiaries	16,985	17,522	16,510
Interest income	651	8	102
Foreign exchange gains—net	42,531	43,461	93,310
Other income	6,043	5,946	1,923

Total income	350,380	348,624	524,748

Expense:
Operating expenses	15,404	15,296	13,981
Interest expense to subsidiaries and affiliated companies	34,436	41,921	42,752
Interest expense	5,247	4,087	2,856
Other expense	1,758	1,326	934

Total expense	56,845	62,630	60,523

Equity in undistributed net income (loss) of subsidiaries and affiliated companies	(1,740,354)	613,264	61,902

Income (loss) before income tax expense	(1,446,819)	899,258	526,127
Income tax expense	21,221	39,439	64,331

Net income (loss)	¥(1,468,040)	¥859,819	¥461,796

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	2009	2010	2011
	(in millions)
Operating activities:
Net income (loss)	¥(1,468,040)	¥859,819	¥461,796
Adjustments and other	1,793,971	(634,891)	(120,881)

Net cash provided by operating activities	325,931	224,928	340,915

Investing activities:
Proceeds from sales and redemption of stock investment in subsidiaries and affiliated companies	24,002	1,526	250,000
Purchases of equity investments in subsidiaries and affiliated companies	(941,617)	(1,406,479)	(89,042)
Purchases of other investment securities	(927,944)	(5)	—
Net decrease (increase) in interest-earning deposits with banks	21,267	(49,663)	(70,502)
Other—net	(1,495)	(52,481)	(1,486)

Net cash provided by (used in) investing activities	(1,825,787)	(1,507,102)	88,970

Financing activities:
Net increase in short-term borrowings from subsidiaries	879,460	143,403	531,197
Proceeds from issuance of long-term debt to subsidiaries and affiliated companies	391,997	380,499	—
Repayment of long-term debt	(220,000)	(100,007)	(230,025)
Repayment of long-term debt to subsidiaries and affiliated companies	(3,700)	(12,800)	(295,652)
Proceeds from issuance of common stock, net of stock issue expenses	278,725	1,026,341	—
Proceeds from issuance of preferred stock, net of stock issue expenses	388,623	—	—
Proceeds from sales of treasury stock	184,617	30	4
Payments for acquisition of preferred stock	—	—	(250,000)
Payments to acquire treasury stock	(238,842)	(246)	(30)
Dividends paid	(153,260)	(149,551)	(190,455)
Other—net	(3,035)	(2,269)	(386)

Net cash provided by (used in) financing activities	1,504,585	1,285,400	(435,347)

Net increase (decrease) in cash and cash equivalents	4,729	3,226	(5,462)
Cash and cash equivalents at beginning of fiscal year	8,533	13,262	16,488

Cash and cash equivalents at end of fiscal year	¥13,262	¥16,488	¥11,026

32.    SEC REGISTERED FUNDING VEHICLES ISSUING NON-DILUTIVE PREFERRED SECURITIES

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

The Preferred Securities are non-dilutive and not convertible into MUFG’s common shares. The Preferred Securities were included as part of MUFG’s Tier I capital at March 31, 2010 and 2011 under its capital adequacy requirements.

These funding vehicles are not consolidated as the MUFG Group’s subsidiaries. See Note 23 for discussion. The funds raised through such funding vehicles are primarily loaned to the MUFG Group and presented as Long-term debt in the consolidated balance sheet at March 31, 2010 and 2011.

Subsequent to March 31, 2011, on July 25, 2011, MUFG redeemed a total of ¥120,000,000,000 of non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 3 Limited.

33.    SUBSEQUENT EVENTS

MUFG has evaluated subsequent events requiring recognition or disclosure in the consolidated financial statements through the date these consolidated financial statements were issued.

Conversion of Morgan Stanley’s Stock

On April 21, 2011, MUFG and Morgan Stanley entered into an agreement to convert MUFG’s outstanding Series B Non-Cumulative Non-Voting Perpetual Convertible Preferred Stock in Morgan Stanley (“Series B Preferred Stock”) with a face value of $7.8 billion and a 10% dividend, into Morgan Stanley’s common stock.

On June 30, 2011, MUFG converted the Series B Preferred Stock for approximately 385 million shares of Morgan Stanley’s common stock, including approximately 75 million shares resulting from the adjustment to the conversion rate pursuant to the agreement. As a result, MUFG holds approximately 22.4% of the voting right on Morgan Stanley, and MUFG will apply equity method of accounting for common stock in Morgan Stanley due to the significant influence over Morgan Stanley.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Approval of Dividends

On June 29, 2011, the shareholders approved the payment of cash dividends to the shareholders of record on March 31, 2011, of ¥57.50 per share of Class 5 Preferred Stock, ¥2.65 per share of Class 11 Preferred Stock, totaling ¥8,970 million, and ¥6.00 per share of Common stock, totaling ¥84,904 million.

Stock Compensation Type Stock Options (Stock Acquisition Rights)

On July 20, 2011, MUFG allotted the directors, executive officers and corporate auditors of MUFG, BTMU, MUTB, MUSHD and MUMSS stock acquisition rights to acquire an aggregate amount of 8,323,100 shares of MUFG’s common stock. The stock acquisition rights have an exercise price of ¥1 per common share, and are exercisable until July 19, 2041.

Redemption of “Non-dilutive” Preferred Securities Issued by a Special Purpose Company

On July 25, 2011, MUFG redeemed a total of ¥120 billion of non-cumulative and non-dilutive perpetual preferred securities issued by a special purpose company in the Cayman Islands called MUFG Capital Finance 3 Limited. These securities were previously accounted for as part of MUFG’s Tier I capital at March 31, 2011 under the BIS capital adequacy requirements.

* * * * *

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ KATSUNORI NAGAYASU
Name:	Katsunori Nagayasu
Title:	President and Chief Executive Officer

Date: July 28, 2011

EXHIBIT INDEX

Exhibit	Description
1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English translation)*

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English Translation)*

2(a)	Form of American Depositary Receipt.**

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.**

4(a)	Integration and Investment Agreement, dated as of March 30, 2010, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.***

4(b)	Transaction Agreement, dated as of April 21, 2011, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.

4(c)	Amended and Restated Investor Agreement, dated as of June 30, 2011, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Ethical framework and code of conduct, compliance rules, compliance manual and rules of employment of Mitsubishi UFJ Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of independent registered public accounting firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 2, 2009.
**	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 28, 2006.
***	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on August 16, 2010.