Form 20-F
period 2012-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2012-07-23
CIK 67088

As filed with the Securities and Exchange Commission on July 23, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period              to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 000-54189

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

At March 31, 2012, (1) 14,154,534,220 shares of common stock (including 10,471,043 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock), (2) 156,000,000 shares of first series of class 5 preferred stock, and (3) 1,000 shares of class 11 preferred stock.

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

When we refer in this Annual Report to “MUFG,” “we,” “us,” “our” and the “Group,” we generally mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries, but from time to time as the context requires, we mean Mitsubishi UFJ Financial Group, Inc. as an individual legal entity. Similarly, references to “MTFG” and “UFJ Holdings” are to Mitsubishi Tokyo Financial Group, Inc. and to UFJ Holdings, Inc., respectively, as well as to MTFG and UFJ Holdings and their respective consolidated subsidiaries, as the context requires. Unless the context otherwise requires, references in this Annual Report to the financial results or business of the “MTFG group” and the “UFJ group” refer to those of MTFG and UFJ Holdings and their respective consolidated subsidiaries. In addition, our “banking subsidiaries” refers to The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation and, as the context requires, their respective consolidated subsidiaries engaged in the banking business. References in this Annual Report to “yen” or “¥” are to Japanese yen, references to “US dollars,” “US dollar,” “dollars,” “US$” or “$” are to United States dollars, references to “euro” or “€” are to the currency of the member states of the European Union, and references to “£” are to British pounds sterling. Unless the context otherwise requires, references to the “Great East Japan Earthquake” generally mean the earthquake and the ensuing tsunami in the northeastern region of Japan that occurred on March 11, 2011, as well as the subsequent accidents at the Fukushima Daiichi Nuclear Power Plants. Our fiscal year ends on March 31 of each year. References to years not specified as being fiscal years are to calendar years.

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

Upon the conversion of the convertible preferred stock issued to us by Morgan Stanley into shares of Morgan Stanley’s common stock on June 30, 2011, we adopted the equity method of accounting for our investment in Morgan Stanley for the fiscal year ended March 31, 2012. Accordingly, certain financial data for the fiscal years ended March 31, 2010 and 2011 have been retroactively adjusted on a step-by-step basis as if the equity method of accounting had been in effect during the previous reporting periods.

You should read the selected financial data set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and other financial data included elsewhere in this Annual Report on Form 20-F. These data are qualified in their entirety by reference to all of that information.

	Fiscal years ended March 31,
	2008	2009	2010		2011		2012
	(in millions, except per share data and number of shares)
Statement of operations data:
Interest income(1)	¥4,366,811	¥3,895,794	¥2,757,866		¥2,550,144		¥2,595,956
Interest expense	2,087,094	1,599,389	774,400		670,673		640,139

Net interest income	2,279,717	2,296,405	1,983,466		1,879,471		1,955,817
Provision for credit losses	385,740	626,947	647,793		292,035		223,809

Net interest income after provision for credit losses	1,893,977	1,669,458	1,335,673		1,587,436		1,732,008
Non-interest income	1,778,114	175,099	2,469,411		1,694,822		1,440,576
Non-interest expense	3,620,336	3,608,784	2,508,060		2,460,446		2,322,642

Income (loss) from continuing operations before income tax expense (benefit)	51,755	(1,764,227)	1,297,024		821,812		849,942
Income tax expense (benefit)	553,045	(259,928)	413,105		433,625		429,191

Income (loss) from continuing operations	(501,290)	(1,504,299)	883,919		388,187		420,751
Loss from discontinued operations—net	(2,670)	—	—		—		—

Net income (loss) before attribution of noncontrolling interests	(503,960)	(1,504,299)	883,919		388,187		420,751
Net income (loss) attributable to noncontrolling interests	38,476	(36,259)	15,257		(64,458)		4,520

Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(542,436)	¥(1,468,040)	¥868,662		¥452,645		¥416,231

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	¥(557,014)	¥(1,491,593)	¥846,984		¥431,705		¥398,291

Amounts per share:
Basic earnings (loss) per common share—income (loss) from continuing operations available to common shareholders of Mitsubishi UFJ Financial Group	¥(53.79)	¥(137.84)	¥68.72		¥30.55		¥28.17
Basic earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	(54.05)	(137.84)	68.72		30.55		28.17
Diluted earnings (loss) per common share—income (loss) from continuing operations available to common shareholders of Mitsubishi UFJ Financial Group	(53.79)	(137.84)	68.59		30.43		28.09
Diluted earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	(54.05)	(137.84)	68.59		30.43		28.09
Number of shares used to calculate basic earnings (loss) per common share (in thousands)	10,305,911	10,821,091	12,324,315		14,131,567		14,140,136
Number of shares used to calculate diluted earnings (loss) per common share (in thousands)	10,305,911	10,821,091	12,332,681	(2)	14,144,737	(2)	14,156,820	(2)
Cash dividends per share declared during the fiscal year:
—Common stock	¥13.00	¥14.00	¥11.00		¥12.00		¥12.00
	$0.11	$0.14	$0.12		$0.14		$0.15
—Preferred stock (Class 3)	¥60.00	¥60.00	¥60.00		¥30.00		—
	$0.51	$0.61	$0.65		$0.34		—
—Preferred stock (Class 5)	—	—	¥100.50	(3)	¥115.00		¥115.00
	—	—	$1.10		$1.33		$1.45
—Preferred stock (Class 8)	¥15.90	¥7.95	—		—		—
	$0.14	$0.07	—		—		—
—Preferred stock (Class 11)	¥5.30	¥5.30	¥5.30		¥5.30		¥5.30
	$0.05	$0.05	$0.06		$0.06		$0.07
—Preferred stock (Class 12)	¥11.50	¥11.50	—		—		—
	$0.10	$0.12	—		—		—

	At March 31,
	2008	2009	2010	2011	2012
	(in millions)
Balance sheet data:
Total assets	¥195,766,083	¥193,499,417	¥200,081,462	¥202,850,243	¥215,202,514
Loans, net of allowance for credit losses	97,867,139	99,153,703	90,870,295	86,261,519	91,012,736
Total liabilities	186,612,152	187,032,297	190,980,363	194,187,331	206,344,067
Deposits	129,240,128	128,331,052	135,472,496	136,631,704	139,493,730
Long-term debt	13,675,250	13,273,288	14,162,424	13,356,728	12,593,062
Total equity	9,153,931	6,467,120	9,101,099	8,662,912	8,858,447
Capital stock—Common stock	1,084,708	1,127,552	1,643,238	1,644,132	1,645,144

	Fiscal years ended March 31,
	2008	2009	2010	2011	2012
	(in millions, except percentages)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other financial data:
Average balances:
Interest-earning assets	¥172,467,323	¥173,242,745	¥175,370,688	¥180,260,385	¥184,179,147
Interest-bearing liabilities	156,151,982	156,084,859	158,156,363	161,344,664	165,420,569
Total assets	197,946,692	196,214,390	195,571,703	204,781,984	211,835,389
Total equity	10,038,425	8,069,262	7,871,505	8,987,129	8,594,310

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Return on equity and assets:
Net income (loss) available to common shareholders as a percentage of total average assets	(0.28)%	(0.76)%	0.43%	0.21%	0.19%
Net income (loss) available to common shareholders as a percentage of total average equity	(5.55)%	(18.48)%	10.76%	4.80%	4.63%
Dividends per common share as a percentage of basic earnings per common share	— (4)	— (4)	16.01%	39.28%	42.60%
Total average equity as a percentage of total average assets	5.07%	4.11%	4.02%	4.39%	4.06%
Net interest income as a percentage of total average interest-earning assets	1.32%	1.33%	1.13%	1.04%	1.06%

Credit quality data:
Allowance for credit losses	¥1,134,940	¥1,156,638	¥1,315,615	¥1,240,456	¥1,285,507
Allowance for credit losses as a percentage of loans	1.15%	1.15%	1.43%	1.42%	1.39%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥1,679,672	¥1,792,597	¥2,007,619	¥2,064,477	¥2,178,541
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	1.70%	1.79%	2.18%	2.36%	2.36%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	67.57%	64.52%	65.53%	60.09%	59.01%
Net loan charge-offs	¥355,892	¥576,852	¥468,400	¥342,100	¥173,370

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loan charge-offs as a percentage of average loans	0.37%	0.58%	0.49%	0.39%	0.20%
Average interest rate spread	1.19%	1.23%	1.08%	0.99%	1.02%
Risk-adjusted capital ratio calculated under Japanese GAAP(5)	11.19%	11.77%	14.87%	14.89%	14.91%

Notes:
(1)	Interest income for the fiscal year ended March 31, 2012 includes a gain of ¥139,320 million on conversion rate adjustment of convertible preferred stock. Exclusive of the one-time gain associated with the conversion, interest income would have been lower for the fiscal year ended March 31, 2012.
(2)	Includes the common shares potentially issuable by conversion of the Class 11 Preferred Stock.
(3)	Includes a cash dividend of ¥43.00 per share declared at the ordinary annual meeting of shareholders held on June 26, 2009, which was the annual dividend declared for the fiscal year ended March 31, 2009, and a cash dividend of ¥57.50 per share declared at the board of director’s meeting held on November 18, 2009, which represented one-half of the annual dividend declared for the fiscal year ended March 31, 2010.
(4)	Percentages of basic loss per common stock have not been presented because such information is not meaningful.
(5)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per US$1.00. On July 10, 2012, the noon buying rate was ¥79.44 to US$1.00 and the inverse noon buying rate was US$1.26 to ¥100.00.

	Year 2012
	February	March	April	May	June	July(1)
High	¥81.10	¥83.78	¥82.62	¥80.36	¥80.52	¥79.95
Low	¥76.11	¥80.86	¥79.81	¥78.29	¥78.21	¥79.42

Note:
(1)	Period from July 1, 2012 to July 10, 2012.

	Fiscal years ended March 31,
	2008	2009	2010	2011	2012
Average (of month-end rates)	¥113.61	¥100.85	¥92.49	¥85.00	¥78.86

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2010, 2011 and 2012, 74.5%, 71.9% and 69.1% of our total assets were related to Japanese domestic assets, respectively, including Japanese national government and Japanese government agency bonds, which accounted for 73.8%, 77.5% and 81.1% of our total investment securities portfolio, and 20.2%, 22.6% and 23.0% of our total assets, respectively. Moreover, 72.8% of our total interest and non-interest income for the fiscal year ended March 31, 2012 related to such income in Japan. Furthermore, as of March 31, 2012, our domestic loans in Japan accounted for approximately 73.8% of our total loans outstanding.

The Japanese economy slowed down in the quarter ended June 30, 2011 following the Great East Japan Earthquake in March 2011 and again in the third quarter ended December 31, 2011 as overseas economies deteriorated and the Japanese yen appreciated against other major currencies. The exchange rate between the Japanese yen and the US dollar fluctuated during the fiscal year ended March 31, 2012, with the yen appreciating to the highest rate for the fiscal year of ¥75.32 to the US dollar on October 31, 2011. As of July 10, 2012, the exchange rate was ¥79.25 to US$1. The Japanese economy may further deteriorate if, for example, the yen continues to appreciate or remains at current levels against other currencies, consumer spending in Japan is negatively affected by various factors such as tax rate increases, or the global economy worsens due to the ongoing sovereign debt crisis in Europe. Shortages in electricity supply and electricity rate increases could also further adversely affect the Japanese economy. Growing global competition may adversely affect Japanese companies and, as a result, the Japanese economy as a whole. In addition, there is significant uncertainty surrounding political decision-making over, and the execution of measures in response to, issues that could have a significant impact on Japan’s economy, including Japan’s energy, tax and social security policies, issuance of government bonds as well as responses to the Great East Japan Earthquake. In recent periods, several credit rating agencies have downgraded the credit ratings of Japan’s sovereign debt, including a downgrade by Moody’s Japan K.K., or Moody’s, in August 2011 and a downgrade by Fitch Ratings Japan Limited, or Fitch, in May 2012. For a detailed discussion on the business environment in Japan and abroad, see “Item 5. Operating and Financial Review and Prospects—Business Environment” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Since the accidents at the Fukushima Daiichi Nuclear Power Plants in March 2011, the Japanese electric utility industry has been experiencing significant difficulties and has been influenced by evolving public policy. In particular, The Tokyo Electric Power Company, Incorporated, or TEPCO, and the Nuclear Damage Liability Facilitation Fund, which is a government-supported fund, drafted a Comprehensive Special Business Plan to address TEPCO’s problems following the accidents at the Fukushima Daiichi Nuclear Power Plants. That plan was approved by the Minister of Economy, Trade and Industry in May 2012. The plan provides for a ¥1 trillion capital injection into TEPCO by the Nuclear Damage Liability Facilitation Fund in July 2012. In addition, as part of the plan, TEPCO has requested its primary lenders, which includes us, to (1) maintain all existing credit lines until TEPCO can procure financing independently through corporate bond issuances, (2) re-lend any previous loans that TEPCO may have repaid between March 11 and September 30, 2011, and (3) provide additional debt financing of up to approximately ¥1 trillion in aggregate (including the amount provided in response to the request as described in (2) above). No request for debt-forgiveness was made to the lenders as part of the plan. We are carefully monitoring TEPCO’s progress under the plan, and are currently considering providing the requested financial support to TEPCO if TEPCO’s operations and financial standing are in accordance with the plan without any material change. Assuming that we had provided the additional debt financing requested by TEPCO under the plan as of March 31, 2012, our aggregate loans outstanding to the Japanese electric utility industry would have been approximately 2% of our total outstanding loans as of such date.

Since, as described above, our domestic loans in Japan accounted for a significant portion of our loan portfolio, deteriorating or stagnant economic conditions in Japan have resulted in, and will likely further cause, indirect adverse effects on our financial results such as increases in credit costs as the credit quality of some borrowers could deteriorate. For a further discussion, see “—Risks Related to Our Business—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.”

In addition, our Japanese domestic marketable equity securities portfolio and Japanese government bond portfolio may be adversely affected, depending on how the Japanese economy performs in general and what governmental policies may be adopted in the future. Deteriorating or stagnant economic conditions in Japan may also result in a decrease in the volume of financial transactions in general, which in turn may reduce our domestic income from fees and commissions. For a further discussion of our results of operations on a geographic basis, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Geographic Segment Analysis.”

If the global economy deteriorates further, our credit-related losses may increase, and the value of the financial instruments we hold may decrease, resulting in losses.

Global economic conditions remain volatile, and it is uncertain how the global economy will evolve over time. Especially, the financial turmoil caused by the credit crises in some European countries has negatively impacted wider markets, including those of both emerging and developed countries. As of March 31, 2012, based principally on the domicile of the obligors, assets related to Europe accounted for approximately 8.7% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 5.8% of our total assets, and assets related to the United States accounted for approximately 13.2% of our total assets. If the global economy deteriorates or the global economic recovery significantly slows down again, the availability of credit may become limited, and some of our borrowers may default on their loan obligations to us, increasing our credit losses. In addition, concerns over the sovereign debt problem in some European countries may limit liquidity in the global financial markets. Some of our credit derivative transactions may also be negatively affected, including the protection we sold through single name credit default swaps, index and basket credit default swaps, and credit linked notes. The notional amounts of these protections sold as of March 31, 2012 were ¥2.63 trillion, ¥0.67 trillion and ¥0.04 trillion, respectively. In addition, if credit market conditions worsen, our capital funding structure may need to be adjusted or our funding costs may increase, which could have a material adverse impact on our financial condition and results of operations.

Furthermore, we have incurred losses, and may incur further losses, as a result of changes in the fair value of our financial instruments resulting from weakening market conditions. For example, declines in the fair value of our investment securities, particularly equity investment securities, resulted in our recording impairment losses of ¥117.5 billion, ¥139.0 billion and ¥195.7 billion for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. As of March 31, 2012, approximately 43% of our total assets were financial instruments for which we measure fair value on a recurring basis, and less than 0.5% of our total assets were financial instruments for which we measure fair value on a nonrecurring basis. Generally, in order to establish the fair value of these instruments, we rely on quoted market prices. If the value of these financial instruments declines, a corresponding write-down may be recognized in our consolidated statements of income. In addition, because we hold a large amount of investment securities, short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. For more information on our valuation method for financial instruments, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

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

As a percentage of total loans, nonaccrual and restructured loans and accruing loans contractually past due 90 days or more ranged from 1.70% to 2.36% as of the five recent fiscal year-ends, reaching its highest level of 2.36% as of March 31, 2011 and 2012. Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more increased to ¥2.2 trillion at March 31, 2012, from ¥2.1 trillion at March 31, 2011, primarily due to an increase in such loans in our domestic loan portfolio. If the recession in Japan worsens again, our problem loans and credit-related expenses may increase. An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base. For a discussion of our problem loans, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition” and “Selected Statistical Data—Loan Portfolio.”

Due to the nuclear power plant accidents in Fukushima Prefecture following the Great East Japan Earthquake in March 2011, certain areas in eastern Japan were affected by radiation contamination, and the Kanto region of Japan, where Tokyo is located, experienced electricity supply shortages. Electricity is expected to fall short in supply in wider regions of Japan. Electricity supply shortages are expected to have a significant negative impact on the recovery efforts in the northeastern region of Japan and could also disrupt the economic and industrial activities in other regions of Japan. Increased costs are expected to secure alternative sources of electricity, parts and other materials, and to provide financial support or compensation for affected individuals and companies. In addition, electricity rates have been raised, and may be further raised, which will affect our borrowers in Japan. As a result, our borrowers’ financial condition and creditworthiness could deteriorate, and our credit-related expenses with respect to our domestic credit portfolio could increase.

We may provide additional loans, equity capital or other forms of support to troubled borrowers in order to facilitate their restructuring and revitalization efforts. We may also forbear from exercising some or all of our rights as a creditor against them, and we may forgive loans to them in conjunction with their debt restructurings. We may take these steps even when such steps might not be warranted from the perspective of our short-term or narrow economic interests or a technical analysis of our legal rights against those borrowers, in light of other factors such as our longer-term economic interests, and our commitment to support the Japanese economy. These practices may substantially increase our exposure to troubled borrowers and increase our losses. Credit losses may also increase if we elect, or are forced by economic or other considerations, to sell or write off our problem loans at a larger discount, in a larger amount or in a different time or manner, than we may otherwise want.

Although we, from time to time, enter into credit derivative transactions, including credit default swap contracts, to manage our credit risk exposure, such transactions may not provide the protection against credit defaults that we intended due to counterparty defaults or similar issues. The credit default swap contracts could also result in significant losses. As of March 31, 2012, the total notional amount of the protection we sold through single name credit default swaps, index and basket credit default swaps, and credit-linked notes was ¥3.3 trillion. In addition, negative changes in financial market conditions may restrict the availability and liquidity of credit default swaps. For more information on our credit derivative transactions, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

Our loan losses could prove to be materially different from our estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowance for credit losses and may also record credit losses beyond our allowance. Our allowance for credit losses in our loan portfolio is based on evaluations about customers’ creditworthiness and the value of collateral we hold. Negative changes in economic conditions or our borrowers’ repayment abilities could require us to provide for additional allowance. For example, borrowers in wider regions of Japan may be adversely affected due to the compensation issues for affected individuals and companies, electricity power supply shortages and electricity rate increases, and other indirect consequences of the Great East Japan Earthquake beyond our expectations, as well as changes in governmental policies in the future. As a result, our borrowers may incur financial and nonfinancial losses that exceed our estimations. In such case, we may need to provide for additional allowance for credit losses. Also, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses. For a discussion of our allowance policy, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

A decline in Japanese stock prices could reduce the value of the Japanese domestic marketable equity securities that we hold, which accounted for 5.6% of our total investment securities portfolio, or 1.6% of our total assets, as of March 31, 2012. The Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, fluctuated throughout the fiscal year ended March 31, 2012, with the closing price of the Nikkei Stock Average declining to ¥8,160.01 on November 25, 2011. As of July 10, 2012, the closing price of the Nikkei Stock Average was ¥8,857.73. Fluctuations in the Nikkei Stock Average have mainly reflected volatility in the global economy and weak investor sentiment that remains cautious in light of uncertainties surrounding the global financial and capital markets and, to some extent, the appreciating Japanese yen and the growing global competition adversely affecting Japanese companies. If stock market prices further decline or do not improve, we may incur additional losses on our securities portfolio. Because we hold a large amount of Japanese domestic marketable equity securities, even short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. Further declines in the Japanese stock market or other global markets may also materially and adversely affect our capital ratios and financial condition. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.”

If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.

We have entered into a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 21.8% of the voting rights in Morgan Stanley as of March 31, 2012 and continue to hold approximately $0.5 billion, or ¥53.6 billion, of perpetual non-cumulative non-convertible preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors.

We initially entered into this strategic alliance in October 2008 with a view towards long-term cooperation with Morgan Stanley, and currently plan to deepen the strategic alliance, given that the voluntary conversion of the convertible preferred stock to the common stock was completed in June 2011. However, due to any unexpected changes in social, economic or financial conditions, changes in the regulatory environment, or any failure to integrate or share staff, products or services, or to operate, manage or implement the business strategy of the securities joint venture companies or other cooperative opportunities as planned, we may be unable to achieve the expected synergies from this alliance.

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

In addition, with our current investment in Morgan Stanley, we have neither a controlling interest in, nor control over the business operations of Morgan Stanley. If Morgan Stanley makes any business decisions that are inconsistent with our interests, we may be unable to achieve the goals initially set out for the strategic alliance. Furthermore, although we do not control Morgan Stanley, given the magnitude of our investment, if Morgan Stanley encounters financial or other business difficulties, we may suffer a financial loss on our investment or damage to our reputation. Because of a decline in the quoted market price of Morgan Stanley’s common stock that we determined to be other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe, we recorded an impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock for the fiscal year ended March 31, 2012.

In the fiscal year ended March 31, 2012, Morgan Stanley became an equity-method affiliate in our consolidated financial statements. Accordingly, Morgan Stanley’s performance will have a more significant impact on our results of operations as a result of equity method accounting. Further, fluctuations in Morgan Stanley’s stock price or in our equity ownership interest in Morgan Stanley may cause us to recognize additional losses on our investment in Morgan Stanley.

For a detailed discussion of our strategic alliance with Morgan Stanley, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.

We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-fifth of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥757.9 billion as of March 31, 2012, compared to ¥872.0 billion as of March 31, 2011. Mitsubishi UFJ NICOS’s consumer loan portfolio has been adversely affected by a series of regulatory reforms recently implemented in Japan.

The Japanese government implemented regulatory reforms affecting the consumer lending industry in recent years. In December 2006, the Diet passed legislation to reform the regulations relating to the consumer lending business, including amendments to the Law Concerning Acceptance of Investment, Cash Deposit and Interest Rate, etc., which, effective June 18, 2010, reduced the maximum permissible interest rate from 29.2% per annum to 20% per annum. The regulatory reforms also included amendments to the Law Concerning Lending Business, which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Law (between 15% per annum to 20% per annum depending on the amount of principal). Prior to June 18, 2010, gray-zone interest was permitted under certain conditions set forth in the Law Concerning Lending Business. As a result of the regulatory reforms, all interest rates are now subject to the lower limits imposed by the Interest Rate Restriction Law, compelling lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers. The new regulations that became effective on June 18, 2010 also have had a further negative impact on the business of consumer finance companies as one of the new regulations requires, among other things, consumer finance companies to limit their lending to a single customer to a maximum of one third of the customer’s annual income regardless of the customer’s repayment capability, significantly affecting consumer financing companies.

The new regulations and regulatory reforms affecting the consumer finance business were one of the main factors that contributed to the decrease in interest income attributable to our consumer finance business. Our interest income attributable to the consumer finance business was approximately ¥190 billion and ¥160 billion for the fiscal years ended March 31, 2009 and 2010, respectively. However, following the regulatory changes in June 2010, our interest income attributable to the consumer finance business decreased to approximately ¥130 billion and ¥120 billion for the fiscal years ended March 31, 2011 and 2012, respectively.

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

Following the various legal developments in June 2010 and other industry developments, Mitsubishi UFJ NICOS revised its estimate by updating management’s future forecast to reflect new reimbursement claims information and other data. As of March 31, 2010, 2011 and 2012, we had ¥84.2 billion, ¥136.9 billion and ¥99.4 billion of allowance for repayment of excess interest, respectively. For the fiscal years ended March 31, 2010,

2011 and 2012, we recorded provisions for repayment of excess interest of ¥44.8 billion, ¥85.7 billion and nil, respectively. For the same periods, one of our equity method investees engaged in consumer lending, ACOM CO., LTD., had a negative impact of ¥23.1 billion, ¥96.4 billion and ¥19.3 billion, respectively, on Equity in losses of equity method investees—net in our consolidated statements of income. We intend to carefully monitor future developments and trends.

These developments have adversely affected, and these and any future developments may further adversely affect, the operations and financial condition of our subsidiaries, equity method investees and borrowers which are engaged in consumer lending, which in turn may affect the value of our related shareholdings and loan portfolio. In particular, in March 2011, we made a capital contribution of approximately ¥85.0 billion to Mitsubishi UFJ NICOS.

Increases in interest rates could adversely affect the value of our bond portfolio.

The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including US Treasury bonds, that we hold has increased in recent fiscal years to 24.8% of our total assets as of March 31, 2012. In particular, the Japanese national government and Japanese government agency bonds accounted for 23.0% of our total assets as of March 31, 2012. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

The Bank of Japan has been maintaining a very low policy rate (uncollateralized overnight call rate) of 0.10% in an effort to lift the economy out of deflation. Short-term interest rates continue to decline because of the Bank of Japan’s so-called “monetary easing policy.” Central bank’s policies, however, may change, resulting in an interest rate increase. Separate from the central bank monetary policies, interest rates on the Japanese national government and Japanese government agency bonds could also significantly increase if there is a disruption in the market for Japanese national government bonds caused by shifts in investor attitude, fluctuations in other comparable debt instruments or adverse changes in the perception of Japan’s sovereign risk. An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may have a significant negative effect on the value of our bond portfolio. See “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Fluctuations in foreign currency exchange rates may result in transaction losses on translation of monetary assets and liabilities denominated in foreign currencies as well as foreign currency translation losses with respect to our foreign subsidiaries and equity method investees.

Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2012, the average balance of our foreign interest-earning assets was ¥53.3 trillion and the average balance of our foreign interest-bearing liabilities was ¥34.5 trillion, representing 29.0% of our average total interest-earning assets and 20.9% of our average total interest-bearing liabilities during the same period. For the fiscal year ended March 31, 2012, net foreign exchange gains, which primarily include transaction gains on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies and net gains on currency derivatives instruments entered into for trading purposes, were ¥34.3 billion, compared to net foreign exchange gains of ¥260.7 billion for the previous fiscal year. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. The average exchange rate for the fiscal year ended March 31, 2012 was ¥79.08 per US$1.00, compared to the average exchange rate for the fiscal year ended March 31, 2011 of ¥85.72 per US$1.00. The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of decreasing total revenue by ¥100.8 billion, net interest income by ¥55.0 billion and income before income tax expense by ¥45.6 billion, respectively, for the fiscal year ended March 31,

2012. For more information on foreign exchange gains and losses and foreign currency translation gains and losses, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operations” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Effect of Change in Exchange Rates on Foreign Currency Translation.”

Any adverse changes in the business of Union Bank, an indirect wholly-owned subsidiary in the United States, could significantly affect our results of operations.

Union Bank, N.A., or Union Bank, is the primary subsidiary of UnionBanCal Corporation, or UNBC, which is an indirect wholly-owned subsidiary in the United States. Union Bank has historically contributed to a significant portion of our net income. UNBC reported net loss of $65 million for the fiscal year ended December 31, 2009, net income of $573 million for the fiscal year ended December 31, 2010, and net income of $778 million for the fiscal year ended December 31, 2011. Any adverse developments which could arise at Union Bank may have a significant negative impact on our results of operation and financial condition. The risks relating to Union Bank have increased as Union Bank has been expanding its business through acquisitions of community banks within the United States. In April 2010, Union Bank acquired approximately $600 million in total assets and assumed more than $400 million in deposits of Tamalpais Bank, a California-based bank, and acquired approximately $3.2 billion in total assets and assumed approximately $2.5 billion in deposits of Frontier Bank, a Washington-based bank, pursuant to its respective purchase and assumption agreements with the US Federal Deposit Insurance Corporation. In March 2012, UNBC entered into a definitive agreement to acquire approximately $5.9 billion in assets and assume approximately $4.6 billion in deposits of Pacific Capital Bancorp, a bank holding company headquartered in California. In May 2012, Union Bank signed a definitive agreement to acquire Smartstreet, an Atlanta-based financial services division of PNC Bank, N.A., with approximately $1 billion in deposits and comprehensive receivables offering and lockbox operations. If Union Bank is unable to achieve the benefits expected from its business strategies, including its business expansion strategy through acquisitions of community banks, we may suffer an adverse financial impact. Other factors that have negatively affected, and could continue to negatively affect, Union Bank’s results of operations include adverse economic conditions, such as a downturn in the real estate and housing industries in California and other states within the United States, substantial competition in the banking markets in California and other states within the United States and uncertainty over the US economy, as well as the threat of terrorist attacks, fluctuating oil prices, rising interest rates, negative trends in debt ratings, additional costs which may arise from enterprise-wide compliance, or failure to comply, with applicable laws and regulations, such as the US Bank Secrecy Act and related amendments under the USA PATRIOT Act, and any adverse impact of the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act.

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

Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as nonaccrual and restructured loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 5% of our total loans as of each year-end in the three fiscal years ended March 31, 2012, with the percentage increasing from 8.0% to 8.9% between March 31, 2011 and March 31, 2012. We may also be adversely affected because we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries, including our shareholdings in Japanese regional banks and our 21.8% voting interest in Morgan Stanley as of March 31, 2012. If some of the financial institutions to which we have exposure, experience financial difficulties, we may need to provide financial support to them even when such support might not be warranted from the perspective of our narrow economic interests because such institutions may be systematically important to the Japanese or global financial system.

We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purpose. The notional amount of the protection we sold through these instruments was ¥3.3 trillion as of March 31, 2012.

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

We are increasingly active, through a network of branches and subsidiaries, in emerging market countries, particularly countries in Asia, Latin America, Central and Eastern Europe, and the Middle East. For example, based principally on the domicile of the obligors, assets related to Asia and Oceania excluding Japan increased 13.8% from ¥10.91 trillion as of March 31, 2011 to ¥12.41 trillion as of March 31, 2012, accounting for 5.8% of our total assets as of March 31, 2012. The economies of emerging market countries can be volatile and susceptible to adverse changes and trends in the global financial markets. For example, a decline in the value of local currencies of these countries could negatively affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers and banks in these countries are often denominated in US dollars, Euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, should there be excessively rapid economic growth and increasing inflationary pressure in some of the emerging market countries, such developments could adversely affect the wider regional and global economies. Some emerging market countries may also change their monetary or other economic policies in response to economic and political instabilities or pressures, which are difficult to predict. As of March 31, 2012, based on the domicile of the obligors, our assets in Europe, Asia and Oceania excluding Japan, and other areas excluding Japan and the United States, were ¥18.62 trillion, ¥12.41 trillion and ¥7.01 trillion, representing 8.7%, 5.8% and 3.3% of our total assets, respectively. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally.

In recent years, the Japanese financial system has been undergoing significant changes and regulatory barriers to competition have been reduced. In particular, any further reform of the Japanese postal savings system, under which the Japan Post Group companies, including Japan Post Bank Co., Ltd., were established in October 2007, could substantially increase competition within the financial services industry as Japan Post Bank, with the largest deposit base and branch network in Japan, may begin to offer financial services in competition with our business operations generating fee income. In May 2012, amendments to the postal privatization law became effective under which Japan Post Bank and Japan Post Insurance may enter into new businesses upon obtaining government approvals, and if the government’s equity holdings decrease to a certain level, the two companies will be allowed to enter into new businesses upon submission of a notice to the government. As a result, the Japan Post Group companies may seek to enter into new businesses, including sales of various types of insurance and housing loans. The privatization of the Japan Post Group companies remains subject to political negotiations and government action. In addition, there has been significant consolidation and convergence among financial institutions domestically and globally, and this trend may continue in the future and further increase competition in the market. A number of large commercial banks and other broad-based financial services firms have merged or formed strategic alliances with, or have acquired, other financial institutions both in Japan and overseas. As a result of the strategic alliance and the joint venture companies that we formed with Morgan Stanley, we may be newly perceived as a competitor by some of the financial institutions with which we had a more cooperative relationship in the past. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition—Japan.”

Regulatory matters and any future regulatory matters or regulatory changes could have a negative impact on our business and results of operations.

As a global financial services provider, our business is subject to increasing regulations and associated regulatory risks, as well as ongoing changes in laws, regulations, policies, voluntary codes of practice and interpretations in Japan and other markets where we operate. We may not be able to improve our compliance risk management systems and programs in a timely manner, and our risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Major global financial institutions currently face heightened regulatory scrutiny as a result of the concerns enveloping the global financial sector, and there is growing political pressure to demand even greater regulatory surveillance following several high-profile scandals and risk management failures in the financial industry. Because of our transactions or relationships with other global financial institutions or our activity or participation in the global financial market, we may become subject to various regulatory actions and other legal proceedings arising from such role.

Our failure or inability to comply fully with applicable laws and regulations could lead to fines, public reprimands, damage to reputation, civil liability, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations. Regulatory matters may also adversely affect our ability to obtain regulatory approvals for future strategic initiatives. Furthermore, failure to take necessary corrective action, or the discovery of violations of laws in the process of further review of any of the matters mentioned above or in the process of implementing any corrective measures, could result in further regulatory action.

We could also be required to incur significant expenses to comply with new or revised regulations. For example, if we adopt a new information system infrastructure in the future, we may be required to incur significant additional costs for establishing and implementing effective internal controls, which may materially and adversely affect our financial condition and results of operations.

Future developments or changes in laws, regulations, policies, voluntary codes of practice and their effects are expected to require greater capital resources and significant management attention, and may require us to modify our business strategies and plans. For example, the regulations relating to the consumer lending business which became effective in June 2010 impose, among other things, a limit on the amount of loans available to individual borrowers, which have negatively affected our profitability. For more information on regulatory changes in the consumer finance industry, see “—Risks Related to Our Business—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”

Furthermore, regulatory reforms recently implemented, proposed and currently being debated in the United States may also significantly affect our business operations. For example, the provisions of the Dodd-Frank Act generally known as the “Volcker Rule” are designed to restrict banking entities’ proprietary trading and private fund investment activities. The Volcker Rule is subject to final rule-making and interpretation, including with respect to the scope of its applicability to activities outside of the United States, and the impact of the rule on our business operations remain uncertain. The Volcker Rule and other reform measures may ultimately be implemented in a manner that requires us to materially alter our business model or incur significant costs or losses. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

Future changes in accounting standards could have a negative impact on our business and results of operations.

Future developments or changes in accounting standards are unpredictable and beyond our control. For example, Japanese and other international organizations that set accounting standards have released revisions to accounting standards applicable to retirement benefit obligations. In May 2012, the Accounting Standards Board of Japan published revised accounting standards that will require companies preparing their financial statements in accordance with Japanese GAAP to record as liabilities on balance sheets actuarial losses and unrecognized past service cost, which are currently not recorded as liabilities on balance sheets. Most of the revised accounting standards will be effective for the annual reporting period beginning on or after April 1, 2013. The revised accounting standards could have a negative impact on our capital ratios since we calculate our capital ratios in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. For more information, see “—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.”

In addition, in response to the recent instabilities in global financial markets, several international organizations which set accounting standards have released proposals to revise standards on accounting for financial instruments. Accounting standards applicable to financial instruments remain subject to debate and revision by international organizations which set accounting standards. If the current accounting standards change in the future, the reported values of some of our financial instruments may need to be modified, and such modification could have a significant impact on our financial results or financial condition. For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

We could also be required to incur significant expenses to comply with new accounting standards and regulations. For example, if we adopt a new accounting system in the future, we may be required to incur significant additional costs for establishing and implementing effective internal controls, which may materially and adversely affect our financial condition and results of operations.

Transactions with counterparties in countries designated by the US Department of State as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We, through our banking subsidiaries, engage in business activities with entities in or affiliated with Iran, including transactions with counterparties owned or controlled by the Iranian government, and our banking subsidiary has a representative office in Iran. The US Department of State has designated Iran and other countries as “state sponsors of terrorism,” and US law generally prohibits US persons from doing business with such countries. We currently have business activities with entities in or affiliated with such countries in accordance with our policies and procedures designed to ensure compliance with regulations applicable in the jurisdictions in which we operate.

We have loan transactions with counterparties in or affiliated with Iran, the outstanding balance of which was approximately $8.0 million, representing less than 0.001% of our total assets, as of March 31, 2012. We do not have any loans outstanding to the financial institutions specifically listed by the US government. In addition to such loan transactions, our other transactions with counterparties in or affiliated with countries designated as state sponsors of terrorism consist of receiving deposits or holding assets on behalf of individuals residing in Japan who are citizens of countries designated as state sponsors of terrorism, and processing payments to or from entities in or affiliated with these countries on behalf of our customers that may be engaged in transactions or other relationships with such entities. We do not believe these transactions have a material impact on our business or financial condition.

We are aware of initiatives by US governmental entities and non-government entities, including institutional investors such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers, counter-parties or investors in our shares. In addition, depending on socio-political developments, our reputation may suffer due to our transactions with counterparties in or affiliated with these countries. The above circumstances could have an adverse effect on our business and financial condition.

The US federal government and some state governments in the United States have enacted legislation designed to limit economic and financial transactions with Iran by limiting the ability of financial institutions that may have engaged in any one of a broad range of activities related to Iran to conduct various transactions in the relevant jurisdictions. The Japanese government has also implemented a series of measures under the Foreign Exchange and Foreign Trade Act, such as freezing the assets of designated financial institutions and others that could contribute to Iran’s nuclear activities, and our most recently modified policies and procedures take into account the new Japanese regulatory requirements. There remains a risk of potential US regulatory action against us, however, if US regulators perceive the modified policies and procedures not to be in compliance with applicable regulations.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency of Japan. As of March 31, 2012, our total risk-adjusted capital ratio was 14.91% compared to the minimum risk-adjusted capital ratio required of 8.00%, and our Tier I capital ratio was 12.31% compared to the minimum Tier I capital ratio required of 4.00%. Our capital ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. In addition, some of our subsidiaries are also subject to the capital adequacy rules of various foreign countries, including the United States where each of MUFG, The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB and UNBC is a financial holding company under the US Bank Holding Company Act. We or our banking subsidiaries may be unable to continue to satisfy the capital adequacy requirements because of:

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

The Group of Central Bank Governors and Heads of Supervision has made a series of announcements regarding the new global regulatory framework, which has been referred to as “Basel III,” to strengthen the regulation, supervision and risk management of the banking sector. Various Basel III measures are expected to be introduced in phases starting in calendar 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, in July 2011, the Basel Committee on Banking Supervision proposed additional loss absorbency requirements to supplement the common equity Tier I capital requirement ranging from 1% to 2.5% for global systemically important banks, depending on the bank’s systemic importance, to be introduced in phases starting in calendar 2016. In November 2011, the Financial Stability Board tentatively identified us as a globally systemically important financial institution, or G-SIFI. Based on the Basel III framework, the Japanese capital ratio framework, which is currently based on Basel II, has been revised to implement the more stringent requirements, which will be effective as of March 31, 2013. Likewise, local banking regulators outside of Japan, such as those in the United States, are expected to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries.

If our capital ratios fall below required levels, the Financial Services Agency of Japan could require us to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our business operations. In addition, if the capital ratios of our subsidiaries subject to capital adequacy rules of foreign jurisdictions fall below the required levels, the local regulators could also take action against them that may result in reputational damage or financial losses to us. Since maintaining our capital ratios at acceptable levels is crucial to our business, our management devotes a significant amount of attention and resources to capital ratio related issues and may also significantly alter our business strategy or operations if our capital ratios decline to unacceptable levels. For a discussion of our capital ratios and the related regulatory guidelines, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results and the price of our securities.

In accordance with US GAAP, we account for our business combinations using the acquisition method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. As of March 31, 2012, the balance of goodwill was ¥354.3 billion.

We may be required to record additional impairment losses relating to goodwill in future periods if the fair value of any of our reporting units declines below the fair value of related assets net of liabilities. Any additional impairment losses will negatively affect our financial results, and the price of our securities could be adversely affected. For a detailed discussion of our periodic testing of goodwill for impairment and the goodwill recorded, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates—Accounting for Goodwill and Intangible Assets.”

A further downgrade of our credit ratings could trigger additional collateral obligations under our derivative contracts and increase our funding costs.

In August 2011, Moody’s announced that it downgraded the long-term credit ratings of BTMU and MUTB by one-notch from Aa2 to Aa3, and the long-term credit rating of Mitsubishi UFJ Securities Holding Co., Ltd, or MUSHD, by one-notch from A1 to A2. On July 20, 2012, Fitch downgraded the ratings assigned to BTMU and MUTB by one-notch from A to A-. A further credit rating downgrade by Moody’s, Fitch, Standard & Poor’s Ratings Services LLC or any other credit rating agency may have an adverse impact on us. Substantially all of the derivative contracts with collateral obligations entered into by BTMU, MUTB and MUSHD are subject to a Credit Support Annex, or CSA, as published by the International Swaps and Derivatives Association, Inc., or ISDA. Following the downgrades by Moody’s in August 2011, some of our existing CSAs were modified to require, and some of the new CSAs that we entered into required, additional collateral at lower thresholds. The downgrades by Fitch on July 20, 2012 may result in additional modifications in the future.

Assuming all of the relevant credit rating agencies downgraded the credit ratings of BTMU, MUTB and MUSHD by one-notch on March 31, 2012, we estimate that our three main subsidiaries under their derivative contracts as of the same date, would have been required to provide additional collateral of approximately ¥9.6 billion. Assuming a two-notch downgrade by all of the relevant credit rating agencies occurred on the same date, we estimate that the additional collateral requirements for BTMU, MUTB and MUSHD under their derivative contracts as of the same date would have been approximately ¥17.0 billion. In addition, a further downgrade of the credit ratings of our major subsidiaries could result in higher funding costs. For additional information on the impact of recent downgrades, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity.”

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

On April 2, 2001, The Bank of Tokyo-Mitsubishi, Ltd., Mitsubishi Trust and Banking Corporation, or Mitsubishi Trust Bank, and Nippon Trust Bank Limited established Mitsubishi Tokyo Financial Group, Inc., or MTFG, to be a holding company for the three entities. Before that, each of the banks had been a publicly traded company. On April 2, 2001, through a stock-for-stock exchange, they became wholly owned subsidiaries of MTFG, and the former shareholders of the three banks became shareholders of MTFG. Nippon Trust Bank Limited was later merged into Mitsubishi Trust Bank.

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

On October 13, 2008, we formed a global strategic alliance with Morgan Stanley and, as part of the alliance, made an equity investment in Morgan Stanley in the form of convertible and non-convertible preferred stock, and subsequently appointed a representative to Morgan Stanley’s board of directors.

On October 21, 2008, we completed a tender offer for outstanding shares of ACOM CO., LTD. common stock, raising our ownership in ACOM to approximately 40%.

On November 4, 2008, BTMU completed the acquisition of all of the shares of common stock of UnionBanCal Corporation, or UNBC, not previously owned by BTMU and, as a result, UNBC became a wholly owned indirect subsidiary of MUFG.

On May 1, 2010, we and Morgan Stanley integrated our securities and investment banking businesses in Japan into two joint venture securities companies, one of which is MUMSS created by spinning off the wholesale and retail securities businesses conducted in Japan from MUSHD and subsequently assuming certain operations in Japan from a subsidiary of Morgan Stanley.

Pursuant to an agreement between us and Morgan Stanley on April 21, 2011, we converted all of the Morgan Stanley’s convertible preferred stock we previously held into Morgan Stanley’s common stock on June 30, 2011, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley, and appointed a second representative to Morgan Stanley’s board of directors on July 20, 2011. Following the conversion on June 30, 2011, Morgan Stanley became our equity-method affiliate. As of March 31, 2012, we held approximately 21.8% of the voting rights in Morgan Stanley, and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.

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

Tokai Bank was established in 1941 when the three Nagoya-based banks, the Aichi Bank, the Ito Bank, and the Nagoya Bank merged. In 1896, Aichi Bank took over businesses of the Jyuichi Bank established by wholesalers in 1877 and the Hyakusanjyushi Bank established in 1878. Ito Bank and Nagoya Bank were established in 1881 and 1882, respectively. Tokai Bank had expanded the commercial banking business to contribute to economic growth mainly of the Chubu area in Japan, which is known for its manufacturing industries, especially automobiles.

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

MUTB was formed on October 1, 2005 through the merger of Mitsubishi Trust Bank and UFJ Trust Bank Limited. As the surviving entity, Mitsubishi Trust Bank was renamed “Mitsubishi UFJ Trust and Banking Corporation.”

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

Mitsubishi UFJ Securities Holdings Co., Ltd.

MUSHD is a wholly owned subsidiary of MUFG. MUSHD functions as an intermediate holding company of MUFG’s global securities business. MUSHD’s registered head office is located at 5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005, Japan, and its telephone number is 81-3-6213-2550. MUSHD is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law. MUSHD has major overseas subsidiaries in London, New York, Hong Kong, Singapore, Shanghai and Geneva.

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

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

MUMSS is our core securities and investment banking subsidiary. MUMSS was created as one of the two Japanese joint venture securities companies in May 2010 between Morgan Stanley and us as part of our global strategic alliance. MUMSS succeeded to the investment banking operations conducted in Japan by a subsidiary of Morgan Stanley and the wholesale and retail securities businesses conducted in Japan by MUS. MUFG, through MUSHD, holds 60% voting and economic interests in MUMSS. MUMSS’s registered head office is located at 5-2 Marunouchi 2-chome, Chiyoda-ku, Tokyo, 100-0005 Japan, and its telephone number is 81-3-6213-8500. MUMSS is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law. For more information on our global strategic alliance with Morgan Stanley, see “—B. Business Overview—Global Strategic Alliance with Morgan Stanley” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

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

On August 1, 2008, Mitsubishi UFJ NICOS became a wholly owned subsidiary of MUFG through a share exchange transaction. On the same day, we entered into a share transfer agreement with The Norinchukin Bank, or Norinchukin, under which we sold some of our shares of Mitsubishi UFJ NICOS common stock to Norinchukin. Currently, Mitsubishi UFJ NICOS is a consolidated subsidiary of MUFG. In March 2011, we and Norinchukin made additional equity investments in Mitsubishi UFJ NICOS in proportion to our and Norinchukin’s respective beneficial ownership of approximately 85% and 15%, respectively.

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

We are one of the world’s largest and most diversified financial groups with total assets of ¥215 trillion as of March 31, 2012. The Group is comprised of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Law of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. The Group has the largest overseas network among the Japanese banks, comprised of offices and subsidiaries, including Union Bank, in more than 40 countries.

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

In April 2004, we introduced an integrated business group system comprising three core business areas: Retail, Corporate, and Trust Assets. These three businesses serve as the Group’s core sources of net operating profit. In March 2011, the sales and trading business of MUMSS was transferred from the Integrated Corporate Banking Business Group to Global Markets, as described below. In July 2011, we added the Integrated Global Business Group (MUFG Global) as a fourth area by shifting some of our global operations mainly from the Integrated Corporate Banking Business Group. This change in our business segment was implemented to more effectively coordinate and enhance our group-wide efforts to strengthen and expand overseas operations. Our remaining business areas are grouped into Global Markets and Other. In addition, MUFG’s role as the holding company has expanded from strategic coordination to integrated strategic management. Group-wide strategies are determined by the holding company and executed by the banking subsidiaries and other subsidiaries.

In October 2008, each of MUFG, BTMU, MUTB and UNBC became a financial holding company under the US Bank Holding Company Act. For more information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations” and “—B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

MUFG Management Policy

The MUFG Group put in place a management philosophy when the Group was formed. This has now been reworked to become the Group Corporate Vision, outlined below. Throughout the Group, the individuals at the MUFG Group are working under three shared values—Integrity and Responsibility, Professionalism and Teamwork, and Challenge Ourselves to Grow—while aiming to be the world’s most trusted financial group.

We have declared our message to the world as “Quality for You,” with management’s emphasis on quality. “Quality for You” means that by providing high-quality services, we aspire to help improve the quality of the lives of individual customers and the quality of each corporate customer. The “You” expresses the basic stance of MUFG that we seek to contribute not only to the development of our individual customers but also communities and society. We believe that delivering superior quality services, reliability, and global coverage will result in more profound and enduring contributions to society.

Integrated Retail Banking Business Group

The Integrated Retail Banking Business Group covers all domestic retail businesses, including commercial banking, trust banking and securities businesses, and we offer a full range of banking products and services, including financial consulting services, to retail customers in Japan. This business group integrates the retail business of BTMU, MUTB, MUMSS and other affiliate companies of MUFG.

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

Investment trusts.    We provide a diverse lineup of investment trust products allowing our customers to choose products according to their investment needs through BTMU, MUTB and MUMSS as well as kabu.com Securities Co., Ltd., which specializes in online financial services. For example, as of March 31, 2012, BTMU offered our clients a total of 90 investment trusts. Moreover, BTMU has placed significant importance on providing after-sales advice to all of our customers who have purchased our investment trust products.

Insurance.    We offer insurance products to meet the needs of our customers as a sales agent of third party insurance companies. Our current lineup of insurance products consists of investment-type individual annuity insurance, fixed-amount annuity insurance, single-premium whole-life insurance and level-payment insurance. BTMU has been offering life, medical and cancer insurance since December 2007, nursing-care insurance since April 2008 and car insurance since July 2009. As of March 31, 2012, BTMU offered 40 varieties of insurance products at 448 BTMU branches. MUTB also offers whole life insurance and medical insurance at all of its branches.

Financial products intermediation services.    We offer financial products intermediation services through BTMU acting as an agent with three MUFG securities companies (MUMSS, Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., and kabu.com Securities) and through MUTB acting as an agent with MUMSS. We offer securities, including publicly offered stocks, foreign and domestic investment trusts, Japanese government bonds, foreign bonds and various other products.

Loans.    We offer housing loans, card loans, and other loans to individuals. With respect to housing loans, in addition to housing loans incorporating health insurance for seven major illnesses, BTMU began offering in June 2009 preferential interest rates under its “Environmentally Friendly Support” program to customers who purchase “environment-conscious” houses (e.g., houses with solar electric systems) which meet specific criteria in response to increasing public interest in environmental issues. BTMU also offers a card loan service called “BANQUIC,” for which applications can be accepted through the internet, telephone, video counter and mobile phone. A customer who has an account with BTMU can obtain loans through the “BANQUIC” service by having the loan proceeds directly remitted to the customer’s BTMU account.

Credit cards.    Among our group companies, Mitsubishi UFJ NICOS and BTMU issue credit cards and offer some preferential services provided by other MUFG group companies (including preferential rates for BTMU housing loans) to holders of the “MUFG card” issued by Mitsubishi UFJ NICOS and gold cards issued by BTMU. BTMU has expanded value-added services and benefits for bank-issued credit card holders, including a point program where credit card holders can earn points by using their credit cards and exchange the points for cash or other preferential treatment for banking transactions through BTMU.

Retail securities business.    We conduct our retail securities business in Japan through MUMSS which was formed in May 2010 through the integration of the domestic wholesale and retail securities business previously conducted by MUS and the investment banking business previously conducted by Morgan Stanley Japan Securities Co., Ltd., or Morgan Stanley Japan. See “—Global Strategic Alliance with Morgan Stanley” below.

Domestic Network.    We offer products and services through a wide range of channels, including branches, ATMs, video counters, and, Mitsubishi-Tokyo UFJ Direct (telephone, internet and mobile phone banking).

We offer integrated financial services combining our banking, trust banking and securities services at MUFG Plazas. These Plazas provide retail customers with an integrated and flexible suite of services at one-stop outlets. As of March 31, 2012, we provided those services through 31 MUFG Plazas.

To provide exclusive membership services to high net worth individual customers, we have Private Banking Offices featuring lounges and private rooms where we provide wealth management advice and other services to our customers in a relaxing and comfortable setting. As of March 31, 2012, we had 29 Private Banking Offices in Japan.

To improve customer convenience, BTMU has enhanced its ATM network and ATM related services. BTMU has also ceased to charge ATM transaction fees from customers of BTMU and MUTB for certain transactions. Furthermore, BTMU currently shares its ATM network with 7 Japanese local banks, AEON Bank, Ltd. and the banks belonging to the Japan Agricultural Cooperatives bank group. BTMU has also ceased to charge ATM transaction fees from customers who use these banks’ ATMs for certain transactions.

Trust agency operations.    We offer MUTB’s trust related products and advisory services through our trust agency system not only for MUTB customers but also for BTMU and MUMSS customers. As of March 31, 2012, BTMU engaged in the following eight businesses as the trust banking agent for MUTB: testamentary trusts, inheritance management, asset succession planning, inheritance management agency operations, business management financial consulting, lifetime gift trusts, share disposal trusts, and marketable securities administration trusts. MUMSS engaged in the following three businesses as the trust banking agent for MUTB: testamentary trusts, inheritance management and asset succession planning. Because of Japan’s aging society, customer demand for inheritance-related advice is increasing, and we aim to significantly strengthen our ability to cross-sell the inheritance products to our existing customers.

Integrated Corporate Banking Business Group

The Integrated Corporate Banking Business Group covers domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses. Through the integration of these business lines, diverse financial products and services are provided mainly to our Japanese corporate clients, from large corporations to medium-sized and small businesses. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers.

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

A large part of our investment banking business in Japan is provided by MUMSS which was formed in May 2010 through the integration of the domestic wholesale and retail securities business previously conducted by MUS and the investment banking business conducted by Morgan Stanley Japan. See “—Global Strategic Alliance with Morgan Stanley” below.

Transaction Banking

We provide online banking services that allow customers to make domestic and overseas remittances electronically. We also provide a global cash pooling/netting service, and the “Treasury Station,” a fund management system for multi-company groups. These services are designed particularly for customers who have global business activities.

Trust Banking

MUTB’s experience and know-how in the asset management business, real estate brokerage and appraisal services, and stock transfer agency services also enable us to offer services tailored to the financial strategies of each client, including securitization of real estate, receivables and other assets.

Integrated Trust Assets Business Group

The Integrated Trust Assets Business Group covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the international strengths of BTMU. The business group provides a full range of services to corporate and pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members. The business group offers asset management products developed by our affiliated partners outside of Japan in order to meet diverse customer needs for asset management. With the aim of further enhancing the business, in December 2011, MUTB entered into a strategic business and capital alliance with AMP Capital Holdings Limited, an asset management company in Australia. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Our Integrated Trust Assets Business Group combines MUTB’s trust assets business, comprising trust assets management services, asset administration and custodial services, and the businesses of Mitsubishi UFJ Global Custody S.A., Mitsubishi UFJ Asset Management Co., Ltd. and KOKUSAI Asset Management Co., Ltd.

Mitsubishi UFJ Global Custody S.A. provides global custody services, administration services for investment funds and fiduciary and trust accounts, and other related services to institutional investors. Mitsubishi UFJ Asset Management and KOKUSAI Asset Management provide asset management and trust products and services mainly to individual customers and corporate clients in Japan.

Integrated Global Business Group (“MUFG Global”)

The Integrated Global Business Group (“MUFG Global”) was established on July 1, 2011, to effectively coordinate and enhance our group-wide efforts to strengthen and expand overseas operations. MUFG Global is designed to clarify the leadership in, and enhance the coordination for, our overseas strategies on a group-wide basis.

Overseas business development has been an important pillar of our growth strategy. Aiming to further raise our presence in the global financial market, we are shifting our approach where each of our group companies individually promotes its overseas business to a more group-wide approach. The new approach is designed to enable us to exercise our comprehensive expertise to provide our overseas customers with value-added services more effectively.

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

Amidst this dynamic environment, MUFG Global covers our overseas businesses, including commercial banking services such as loans, deposits and cash management services, retail banking, trust assets and securities businesses (with the retail banking and trust assets businesses being conducted through Union Bank), through a global network of more than 500 offices outside of Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

CIB (Corporate and Investment Banking)

Our CIB business primarily serves large corporations, financial institutions, and sovereign and multinational organizations with a comprehensive set of solutions for their financing needs. Through our global network of offices and branches, we provide a full range of services, including corporate banking services such as providing credit commitments and arranging the issuance of asset-backed commercial paper, investment banking services such as debt/equity issuance, and M&A advisory services, to help clients develop financial strategies. To meet clients’ expectations for their various financing needs, we have established a client-oriented coverage business model and coordinate our product experts who can offer innovative finance services all around the world. With our acquisition from The Royal Bank of Scotland Group plc of project finance assets consisting of loans for natural resources, power and other infrastructure projects in Europe, the Middle-East and Africa, and related assets in December 2010, we continue to seek to strengthen our project finance business, which is one of the core businesses of CIB. For more information on our transaction with The Royal Bank of Scotland Group, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Transaction Banking

We have Transaction Banking offices around the world through which we provide commercial banking products and services for corporations and financial institutions in managing and processing domestic and cross-border payments, mitigating risks in international trade, and performing asset and liability management. We provide customers with support for their domestic, regional and global trade finance and cash management programs through our extensive global network.

Union Bank

UNBC is a wholly owned indirect subsidiary of MUFG. UNBC is a US bank holding company with Union Bank being its primary subsidiary. Union Bank is a leading regional bank headquartered in California, ranked by the Federal Deposit Insurance Corporation, or FDIC, as the 21st largest bank in the United States in terms of total deposits as of March 2012. Union Bank provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, Washington, and Texas as well as nationally and internationally. In April 2010, Union Bank acquired loans and other assets and assumed deposits and other liabilities of Tamalpais Bank, a California-based bank, and Frontier Bank, a Washington-based bank, from the FDIC in separate FDIC-assisted transactions. In March 2012, UNBC entered into a definitive agreement to acquire Pacific Capital Bancorp, a bank holding company based in California with approximately $5.9 billion in total assets and approximately $4.6 billion in deposits. In May 2012, Union Bank entered into a definitive agreement with PNC Bank, N.A. to acquire Smartstreet, an Atlanta-based financial services division of PNC Bank that has approximately $1 billion in deposits and provides banking services in the United States to homeowners associations and community association management companies. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Global Markets

Global Markets covers the asset and liability management and strategic investments of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUMSS.

Other

Other mainly consists of the corporate centers of the holding company, BTMU, MUTB and MUMSS.

Global Strategic Alliance with Morgan Stanley

As of March 31, 2011, we held a total of approximately 47 million shares of Morgan Stanley’s common stock, Series B Non-Cumulative Non-Voting Perpetual Convertible Preferred Stock (“Series B Preferred Stock”) with a face value of approximately $7.9 billion, or ¥808.3 billion, and a 10% dividend, and Perpetual Non-Cumulative Non-Convertible Preferred Stock (“Series C Preferred Stock”) with a face value of approximately $0.5 billion, or ¥53.6 billion, and a 10% dividend.

On June 30, 2011, we converted all of the Series B Preferred Stock held by us for approximately 385 million shares of Morgan Stanley’s common stock, resulting in us holding approximately 432 million shares of Morgan Stanley’s common stock, which represented approximately 22.4% of the voting rights in Morgan Stanley based on the number of shares of Morgan Stanley’s common stock outstanding as of June 30, 2011. As of March 31, 2012, we held approximately 21.8% of the voting rights in Morgan Stanley and held a total of approximately 432 million shares of Morgan Stanley’s common stock and Series C Preferred Stock with a face value of approximately $0.5 billion, or ¥53.6 billion, and a 10% dividend. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley for the fiscal year ended March 31, 2012. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

In May 2010, we and Morgan Stanley integrated our respective Japanese securities companies by forming two securities joint venture companies. We converted the wholesale and retail securities businesses conducted in Japan by MUS into MUMSS. Morgan Stanley contributed the investment banking operations conducted in Japan by its former wholly-owned subsidiary, Morgan Stanley Japan, to MUMSS, and converted the sales and trading and capital markets businesses conducted in Japan by Morgan Stanley Japan into an entity called Morgan Stanley MUFG Securities, Co., Ltd., or MSMS. We hold a 60% economic interest in MUMSS and MSMS, and Morgan Stanley holds a 40% economic interest in MUMSS and MSMS. We hold a 60% voting interest and Morgan Stanley holds a 40% voting interest in MUMSS, and we hold a 49% voting interest and Morgan Stanley holds a 51% voting interest in MSMS. Morgan Stanley’s and our economic and voting interests in the securities joint venture companies are held through intermediate holding companies. We have retained control of MUMSS and we account for our interest in MSMS under the equity method due to our significant influence over MSMS. The board of directors of MUMSS has fifteen members, nine of whom are designated by us and six of whom are designated by Morgan Stanley. The board of directors of MSMS has ten members, six of whom are designated by Morgan Stanley and four of whom are designated by us. The CEO of MUMSS is designated by us and the CEO of MSMS is designated by Morgan Stanley. For a discussion of our recent capital contributions to MUMSS, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

We have also expanded the scope of our global strategic alliance with Morgan Stanley into other geographies and businesses, including (1) a loan marketing joint venture that will provide clients in the United States with access to expand the world-class lending and capital markets services from both companies, (2) an agreement to establish business referral arrangements in Asia, Europe, the Middle East and Africa, covering capital markets, loans, fixed income sales and other businesses, (3) a global commodities referral agreement whereby BTMU and its affiliates will refer clients in need of commodities-related hedging solutions to certain affiliates of Morgan Stanley, and (4) an employee secondment program to share best practices and expertise in a wide range of business areas.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.”

Competition

We face strong competition in all of our principal areas of operations. The structural reforms in the regulation of the financial industry and recent developments in the financial market have resulted in some significant changes in the Japanese financial system and prompted banks to merge or reorganize their operations, thus changing the nature of competition from other financial institutions as well as from other types of businesses.

Japan

Since their formation in 2000 and 2001, the so-called Japanese “mega bank” groups, including us, the Mizuho Financial Group, and the Sumitomo Mitsui Financial Group have continued to expand their businesses and financial group capabilities. Heightened competition among the mega bank groups is currently expected in the securities sector as they have recently announced plans to expand, or have expanded, their respective securities businesses. In May 2010, we and Morgan Stanley created two securities joint venture companies in Japan, MUMSS and MSMS, by integrating the operations of MUS and Morgan Stanley Japan. In May 2009, Mizuho Securities Co., Ltd. acquired Shinko Securities Co., Ltd. In September 2011, the Norinchukin Bank, Mizuho Corporate Bank, Ltd. and Mizuho Securities entered into definitive agreements to expand areas of business cooperation and enhance collaborative relationships. In May 2012, Mizuho Securities and Mizuho Investors Securities Co., Ltd. entered into a merger agreement, pursuant to which the merger is expected to become effective on January 4, 2013. In October 2009, the Sumitomo Mitsui Financial Group acquired the former Nikko Cordial Securities Inc. and other businesses from Citigroup Inc. For a discussion of the two securities joint venture companies created by us and Morgan Stanley, see “—B. Business Overview—Global Strategic Alliance with Morgan Stanley.”

The mega bank groups face heightened competition with other financial groups. For example, the Nomura Group acquired Lehman Brothers Holdings Inc.’s franchise in the Asia-Pacific region and investment banking businesses in Europe and the Middle East in October 2008. In addition, various Japanese non-bank financial institutions, non-financial companies as well as foreign financial institutions entered into the Japanese domestic market. For example, Orix Corporation, a non-bank financial institution, and the Seven & i Holdings group and Sony Corporation, which were both non-financial companies, began to offer various banking services, often through non-traditional distribution channels. Citigroup Inc. conducts its banking business in Japan through a locally incorporated banking subsidiary.

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

In recent years, the Japanese government has identified several governmental financial institutions as candidates to privatize. In particular, the privatization of the Japan Post Group companies could substantially increase competition within the financial services industry as Japan Post Bank Co., Ltd. is the world’s largest holder of deposits. Although the Japanese government’s privatization plan for the Japan Post Group companies was suspended in December 2009, a revised postal privatization law became effective in May 2012, allowing the government to commence its sales of shares in the Japan Post Group companies. The revised law only requires Japan Post Holdings Co., Ltd. to make efforts to sell its shares in Japan Post Bank and Japan Post Insurance Co., Ltd. as soon as possible with no specific deadline. Additionally, under the revised law, Japan Post Bank and Japan Post Insurance may enter into new businesses upon obtaining government approvals, and if the government’s equity holdings decrease to a certain level, the two companies will be allowed to enter into new businesses upon submission of a notice to the government. As a result, the Japan Post Group companies may seek to enter into new businesses, including sales of various types of insurance and housing loans. The privatization of the Japan Post Group companies remains subject to political negotiations and government action. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally” and “—B. Business Overview—The Japanese Financial System—Government Financial Institutions.”

In the consumer finance sector, new regulatory reforms and legal developments have negatively impacted the business environment, resulting in failures of a large number of consumer finance companies, including a major consumer finance company’s filing for corporate reorganization in September 2010. In April 2012, Promise Co., Ltd. became a wholly-owned subsidiary of the Sumitomo Mitsui Financial Group. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”

The trust assets business is a growth area that is becoming increasingly competitive because of regulatory changes in the industry that have expanded the products and services that can be offered since the mid-2000s. In addition, there is growing corporate demand for changes in the trust regulatory environment, such as reforms of the pension system and related accounting regulations under Japanese GAAP. Competition may increase in the future as changes are made to respond to such corporate demand and regulatory barriers to entry are lowered. In October 2009, The Sumitomo Trust and Banking Co., Ltd. acquired Nikko Asset Management Co., Ltd. from Citigroup Inc. In April 2011, Sumitomo Trust and Banking and Chuo Mitsui Trust Holdings, Inc. established Sumitomo Mitsui Trust Holdings, Inc., a holding company, to integrate their operations. In April 2012, Sumitomo Trust and Banking, The Chuo Mitsui Trust and Banking Company, Limited and Chuo Mitsui Asset Trust and Banking Company, Limited, the three trust bank subsidiaries of Sumitomo Mitsui Trust Holdings, merged and were renamed Sumitomo Mitsui Trust Bank, Limited. As a result, competition is expected to intensify in the asset management and trust assets businesses.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the Financial Services Agency of Japan available as of May 7, 2012:

•	ordinary banks (128 ordinary banks and 57 foreign commercial banks with ordinary banking operations); and

•	trust banks (16 trust banks, including four Japanese subsidiaries of foreign financial institutions).

Ordinary banks in turn are classified as city banks, of which there are five, including BTMU, and regional banks, of which there are 107 and other banks, of which there are 16. Of the five city banks, Mizuho Bank, Ltd. and Mizuho Corporate Bank have announced a plan to merge, effective July 1, 2013. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

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

Government Financial Institutions

Since World War II, a number of government financial institutions have been established in Japan. These corporations are wholly owned by the government and operate under its supervision. Their funds are provided mainly from government sources. Certain types of operations undertaken by these institutions have been or are planned to be assumed by, or integrated with the operations of, private corporations, through privatization and other measures.

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

•

Japan Finance Corporation, which was formed in October 2008, through the merger of the International Financial Operations of the former Japan Bank for International Cooperation, National Life Finance Corporation, Agriculture, Forestry and Fisheries Finance Corporation, and Japan Finance Corporation for Small and Medium Enterprise, the primary purposes of which are to supplement and encourage the private financing of exports, imports, overseas investments and overseas economic cooperation, and to supplement private financing to the general public, small and medium enterprises and those engaged in agriculture, forestry and fishery. In April 2012, Japan Finance Corporation spun off international operations to create Japan Bank for International Cooperation as a separate government-owned entity;

•

Japan Housing Finance Agency, which was originally established in June 1950 as the Government Housing Loan Corporation for the purpose of providing housing loans to the general public, was reorganized as an incorporated administrative agency and became specialized in securitization of housing loans in April 2007; and

•

The Japan Post Group companies, a group of joint stock companies including Japan Post Bank, which were formed in October 2007 as part of the Japanese government’s privatization plan for the former Japan Post, a government-run public services corporation, which had been the Postal Service Agency until March 2003. The Japanese government’s privatization plan for the Japan Post Group companies was suspended in December 2009. In May 2012, a revised postal privatization law became effective, allowing the government to commence its sales of shares in the Japan Post Group companies.

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

Bank holding company regulations.    A bank holding company is prohibited from carrying out any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company and a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary, any company that is engaged in a finance-related business, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by a ministerial ordinance as those that cultivate new business fields may also become the subsidiary of a bank holding company.

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

Under the FSA guidelines reflecting Basel II, we and our banking subsidiaries currently use the Advanced Internal Ratings-Based Approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2011 and 2012. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and UNBC has adopted a phased rollout of the internal ratings-based approach. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Methodology to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines reflecting Basel II, we reflected operational risk in the risk-weighted assets by applying the Standardized Approach as of March 31, 2011 and the Advanced Measurement Approach as of March 31, 2012, respectively. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Operational Risk Management.”

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

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I capital generally consists of shareholders’ equity items, including common stock, preferred stock, capital surplus, noncontrolling interests and retained earnings (which includes deferred tax assets). However, recorded goodwill and other items, such as treasury stock, and unrealized losses on investment securities classified as “securities available for sale” under Japanese GAAP, net of taxes, if any, are deducted from Tier I capital. Tier II capital generally consists of:

•

the amount (up to a maximum of 0.6% of credit risk-weighted assets) by which eligible reserves for credit losses exceed expected losses in the internal ratings-based approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets determined by the partial use of the Standardized Approach (including a phased rollout of the internal ratings-based approach),

•	45% of the unrealized gains on investment securities classified as “securities available for sale” under Japanese GAAP,

•	45% of the land revaluation excess,

•	the balance of perpetual subordinated debt, and

•	the balance of subordinated term debt with an original maturity of over five years and preferred stock with a maturity up to 50% of Tier I capital.

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

In September 2009, the Group of Central Bank Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced a comprehensive set of measures to modify the existing three pillars of the Basel II framework. In December 2009, the Basel Committee announced a package of proposals to strengthen global capital and liquidity regulations with the goal of promoting a more resilient banking sector. The proposals cover the following five key areas:

•	raising the quality, consistency and transparency of the capital base,

•	strengthening the risk coverage of the capital framework,

•

introducing a leverage ratio as a supplementary measure to the Basel II risk-based framework with a view to migrating to a minimum capital requirement treatment based on appropriate review and calibration,

•	introducing a series of measures to promote the build-up of capital buffers in good times that can be drawn upon in periods of stress, and

•	introducing a global minimum liquidity standard for internationally active banks that includes a 30-day liquidity coverage ratio requirement underpinned by a longer-term structural liquidity ratio.

These measures have not been effective yet in Japan. However, if adopted, the Japanese capital ratio framework, which is currently based on Basel II, is expected to be revised to implement these measures, thereby imposing possibly more stringent requirements.

In regards to the proposals, the Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. The agreement on Basel III includes the following:

•	raising the quality of capital to ensure banks are able to better absorb losses on both a going concern and a gone concern basis,

•

increasing the risk coverage of the capital framework, in particular for trading activities, securitizations, exposures to off-balance sheet vehicles and counterparty credit exposures arising from derivatives,

•

raising the level of minimum capital requirements, including an increase in the minimum common equity requirement from 2% to 4.5%, which is planned to be phased in between January 1, 2013 and January 1, 2015, and a capital conservation buffer of 2.5%, which is planned to be phased in between January 1, 2016 and year end 2018, bringing the total common equity requirement to 7%,

•	introducing an internationally harmonized leverage ratio to serve as a backstop to the risk-based capital measure and to contain the build-up of excessive leverage in the system,

•

raising standards for the supervisory review process (Pillar 2) and public disclosures (Pillar 3), together with additional guidance in the areas of sound valuation practices, stress testing, liquidity risk management, corporate governance and compensation,

•	introducing minimum global liquidity standards consisting of both a short term liquidity coverage ratio and a longer term, structural net stable funding ratio, and

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

In November 2011, the Financial Stability Board tentatively identified us as a G-SIFI. The banks that are included in the group of G-SIFIs will be subject to stricter capital requirements. The group of G-SIFIs is expected to be updated annually, and the first group of G-SIFIs to which the stricter capital requirements will initially be applied is expected to be identified in 2014. The stricter capital requirements are expected to be implemented in phases from 2016.

Based on the Basel III framework, the Japanese capital ratio framework, which is currently based on Basel II, has been revised to implement the more stringent requirements, which will be effective as of March 31, 2013. Likewise, local banking regulators outside of Japan such as those in the United States are expected to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries. The new risk-weighted asset structure expected to be proposed under Basel III may also encourage us to modify our business model to focus more on flow-based client market businesses, such as transactional banking and asset management. We will continue to assess the potential impact of Basel III and other regulatory standards related thereto.

For a discussion on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

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

The Bank of Japan also conducts inspections of banks. The Bank of Japan Law provides that the Bank of Japan and financial institutions may agree as to the form of inspection to be conducted by the Bank of Japan.

Laws limiting shareholdings of banks.    The provisions of the Antimonopoly Act that prohibit a bank from holding more than 5% of another company’s voting rights do not apply to a bank holding company. However, the Banking Law prohibits a bank holding company and its subsidiaries from holding, on an aggregated basis, more than 15% of the voting rights of companies other than those which can legally become subsidiaries of bank holding companies.

Banks are also prohibited from holding shares in other companies exceeding their Tier I capital amount. For a detailed discussion on the capital requirements for Japanese banks, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy—Capital Requirements for Banking Institutions in Japan.”

The Financial Instruments and Exchange Law.    The Financial Instruments and Exchange Law provides protection for investors and also regulates sales of a wide range of financial instruments and services, requiring financial institutions to improve their sales rules and strengthen compliance frameworks and procedures. Among the instruments that the Japanese banks deal in, derivatives, foreign currency-denominated deposits, and variable insurance and annuity products are subject to regulations covered by the sales-related rules of conduct under the act.

Article 33 of the Financial Instruments and Exchange Law generally prohibits banks from engaging in securities transactions. However, bank holding companies and banks may, through a domestic or overseas securities subsidiary, conduct all types of securities businesses, with appropriate approval from the FSA. Similarly, registered banks are permitted to provide securities intermediation services and engage in certain other similar types of securities related transactions, including retail sales of investment funds and government and municipal bonds.

Anti-money laundering laws.    Under the Act on Prevention of Transfer of Criminal Proceeds, banks and other financial institutions are required to report to the responsible ministers—in the case of banks, the Commissioner of the FSA—any assets which they receive while conducting their businesses that are suspected of being illicit profits from criminal activities.

Law concerning trust business conducted by financial institutions.    Under the Trust Business Act, joint stock companies that are licensed by the Prime Minister as trust companies, including non-financial companies, are allowed to conduct trust business. In addition, under the Act on Concurrent Operation for Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business. The Trust Business Act provides for a separate type of registration for trustees who conduct only administration type trust business. The Trust Business Act also provides for various duties imposed on the trustee in accordance with and in addition to the Trust Act.

Deposit insurance system and government measures for troubled financial institutions.    The Deposit Insurance Act is intended to protect depositors if a financial institution fails to meet its obligations. The Deposit Insurance Corporation was established in accordance with this law.

City banks (including BTMU), regional banks, trust banks (including MUTB), and various other credit institutions participate in the deposit insurance system on a compulsory basis.

Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million per customer within one bank. All deposits are subject to the ¥10 million maximum, except for non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions (the “settlement accounts”). Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2012, the Deposit Insurance Corporation charges insurance premiums equal to 0.107% on the deposits in the settlement accounts, which are fully protected as mentioned above, and premiums equal to 0.082% on the deposits in other accounts. If no financial institutions become insolvent during the year ending on March 31, 2013, the premiums will be retrospectively revised to 0.089% and 0.068%, respectively, and the balance will be returned.

Under the Deposit Insurance Act, a Financial Reorganization Administrator can be appointed by the Prime Minister if a bank is unable to fully perform its obligations with its assets or may suspend or has suspended repayment of deposits. The Financial Reorganization Administrator will take control of the assets of the troubled bank, dispose of the assets and search for another institution willing to take over its business. The troubled bank’s business may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of the troubled bank, and the bridge bank will seek to transfer the troubled bank’s assets to another financial institution or dissolve the troubled bank. The Deposit Insurance Corporation protects deposits, as described above, either by providing financial aid for costs incurred by the financial institution succeeding the insolvent bank or by paying insurance money directly to depositors. The financial aid, provided by the Deposit Insurance Corporation, may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock, or loss sharing. The Deposit Insurance Act also provides for exceptional measures to cope with systemic risk in the financial industry.

Further, against the background of the global financial crisis, in December 2008 the Act on Special Measures for Strengthening of Financial Function was amended in order to enable the Japanese government to take special measures in order to strengthen the capital of financial institutions. Under the act, banks and other financial institutions may apply to receive capital injections from the Deposit Insurance Corporation, subject to government approval, which will be granted subject to the fulfillment of certain requirements, including, among other things, the improvement of profitability and efficiency, facilitation of financing to small and medium-sized business enterprises in the local communities, and that the financial institution is not insolvent.

In response to the Great East Japan Earthquake on March 11, 2011, the act was revised in July 2011, adding the special case for the financial institutions suffering damage from the disaster. Under the case, the requirement to create the improvement plan of profitability and efficiency is eased. Moreover, the application deadline has been extended from March 31, 2012 to March 31, 2017.

The Act on the Temporary Measures for the Facilitation of Finance to Small and Medium-sized Firms and Others.    In December 2009, the Act on the Temporary Measures for the Facilitation of Finance to Small and Medium-sized Firms and Others became effective, requiring financial institutions, among other things, to make an effort to reduce their customers’ burden of loan repayment by employing methods such as modifying the term of loans at the request of eligible borrowers, including small and medium-sized firms and individual home loan borrowers. The new legislation also requires financial institutions to internally establish a system to implement the requirements of the legislation and periodically make public disclosure of and report to the relevant authority on the status of implementation. This legislation has been extended to March 31, 2013.

The Personal Information Protection Act.    With regard to protection of personal information, the Personal Information Protection Act requires, among other things, Japanese banking institutions to limit the use of personal information to the stated purpose and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank violates certain provisions of the law, the FSA may advise or order the bank to take proper action. In addition, the Banking Law and the Financial Instruments and Exchange Law provide certain provisions with respect to appropriate handling of customer information.

Law Concerning Protection of Depositors from Illegal Withdrawals Made by Counterfeit or Stolen Cards.    The Act on Protection, etc. of Depositors and Postal Saving Holders from Unauthorized Automated Withdrawal, etc. Using Counterfeit Cards, etc. and Stolen Cards, etc. requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using counterfeit or stolen bank cards. The act also requires financial institutions to compensate depositors for any amount illegally withdrawn using counterfeit bank cards, unless the financial institution can verify that it acted in good faith without negligence, and there is gross negligence on the part of the relevant account holder.

Government Reforms to Restrict Maximum Interest Rates on Consumer Lending Business.    In December 2006, the Diet passed legislation to reform the regulations relating to the consumer lending business, including amendments to the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates which, effective June 18, 2010, reduced the maximum permissible interest rate from 29.2% per annum to 20% per annum. The regulatory reforms also included amendments to the Law Concerning Lending Business which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Law (between 15% per annum to 20% per annum depending on the amount of principal). Prior to June 18, 2010, gray-zone interests were permitted under certain conditions set forth in the Law Concerning Lending Business. As a result of the regulatory reforms, all interest rates are now subject to the lower limits imposed by the Interest Rate Restriction Law, compelling lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers. Furthermore, the new regulations, which became effective on June 18, 2010, require, among other things, consumer finance companies to limit their lending to a single customer to a maximum of one third of the customer’s annual income regardless of the customer’s repayment capability.

In addition, as a result of decisions made by the Supreme Court of Japan prior to June 18, 2010, imposing stringent requirements for charging such gray-zone interest rates, consumer finance companies have been responding to borrowers’ claims for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law. We continue to carefully monitor future developments and trends of the claims. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”

Recent Regulatory Actions.    In December 2011, JACCS Co., Ltd., an equity-method investee, received a business improvement order from the Kanto Bureau of Economy, Trade and Industry of the Ministry of Economy, Trade and Industry of Japan under the Installment Sales Act of Japan in connection with extensions of credit to individuals without conducting a credit examination to determine the individual’s repayment ability as required by the Act when JACCS experienced a system failure, resulting in loans extended to individuals in excess of their respective estimated repayment abilities. JACCS has implemented measures designed to prevent the recurrence of similar incidents and ensure an appropriate compliance framework. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Compliance.”

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

On October 6, 2008, we became a financial holding company in the United States. At the same time, BTMU, MUTB, and UNBC, which are also bank holding companies, elected to become financial holding companies. As noted above, as a financial holding company we are authorized to engage in an expanded list of activities. These activities include those deemed to be financial in nature or incidental to such financial activity, including among other things merchant banking, insurance underwriting, and a full range of securities activities. In addition, we are permitted to engage in certain specified nonbanking activities deemed to be closely related to banking, without prior notice to or approval from the Federal Reserve Board. To date, we have utilized this expanded authority by electing to engage in certain securities activities, including securities underwriting, indirectly through certain of our securities subsidiaries. In order to maintain our status as a financial holding company that allows us to expand our activities, we must continue to meet certain standards established by the Federal Reserve Board. Those standards require that we exceed the minimum standards applicable to bank holding companies that have not elected to become financial holding companies. These higher standards include meeting the “well capitalized” and “well managed” standards for financial holding companies as defined in the regulations of the Federal Reserve Board. In addition, as a financial holding company, we must ensure that our US banking subsidiaries identified below meet certain minimum standards under the Community Reinvestment Act of 1977. At this time, we continue to comply with these standards.

US branches and agencies of subsidiary Japanese banks.    Under the authority of the IBA, our banking subsidiaries, BTMU and MUTB, operate four branches, one agency and eight representative offices in the United States. BTMU operates branches in Los Angeles, California; Chicago, Illinois; New York, New York; an agency in Houston, Texas; and representative offices in Washington, D.C; San Francisco, California; Seattle, Washington; Atlanta, Georgia; Minneapolis, Minnesota; Dallas, Texas; Jersey City, New Jersey; and Florence, Kentucky. MUTB operates a branch in New York, New York.

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

US branches and agencies of foreign banks must be licensed, and are also supervised and regulated, by a state or by the Office of the Comptroller of the Currency, or the OCC, the federal regulator of US national banks. All of the branches and agencies of BTMU and MUTB in the United States are state-licensed. Under US federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with safe and sound practices. US federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

As an example of state supervision, the branches of BTMU and MUTB in New York are licensed by the New York State Department of Financial Services, pursuant to the New York Banking Law. Under the New York Banking Law and the Superintendent’s Regulations, each of BTMU and MUTB must maintain with banks in the State of New York eligible assets as defined and in amounts determined by the Superintendent. These New York branches must also submit written reports concerning their assets and liabilities and other matters, to the extent required by the Superintendent, and are examined at periodic intervals by the New York State Department of Financial Services. In addition, the Superintendent is authorized to take possession of the business and property of BTMU and MUTB located in New York whenever events specified in the New York Banking Law occur.

US banking subsidiaries.    We indirectly own and control two US banks:

•	Mitsubishi UFJ Trust & Banking Corporation (U.S.A.), New York, New York (through MUTB, a registered bank holding company), and

•	Union Bank (through BTMU and its subsidiary, UNBC, a registered bank holding company).

Mitsubishi UFJ Trust & Banking Corporation (U.S.A.) is chartered by the State of New York and is subject to the supervision, examination and regulatory authority of the Superintendent pursuant to the New York Banking Law. Union Bank is a national bank subject to the supervision, examination and regulatory authority of the OCC pursuant to the National Bank Act.

The FDIC is the primary federal agency responsible for the supervision, examination and regulation of the New York-chartered banks referred to above. The FDIC may take enforcement action, including the issuance of prohibitive and affirmative orders, if it determines that a financial institution under its supervision has engaged in unsafe or unsound banking practices, or has committed violations of applicable laws and regulations. The FDIC insures the deposits of both of our US banking subsidiaries up to legally specified maximum amounts. In the event of a failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the Federal Deposit Insurance Act. An FDIC-insured institution that is affiliated with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its US offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under longstanding Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength for its banking subsidiaries and to commit resources to support such banks.

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

Anti-Money Laundering Initiatives and the USA PATRIOT Act.    A major focus of US governmental policy relating to financial institutions in recent years has been aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001 substantially broadened the scope of US anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The US Department of the Treasury has issued a number of implementing regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of their customers. In addition, the bank regulatory agencies carefully scrutinize the adequacy of an institution’s policies, procedures and controls. As a result, there has been an increased number of regulatory sanctions and law enforcement authorities have been taking a more active role in enforcing these laws. Failure of a financial institution to maintain and implement adequate policies, procedures and controls to prevent money laundering and terrorist financing could in some cases have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs, the imposition of limitations on the scope of their operations and the imposition of fines and other monetary penalties.

Foreign Corrupt Practices Act.    In recent years, US regulatory and enforcement agencies including the US Securities and Exchange Commission and the US Department of Justice have significantly increased their enforcement efforts of the Foreign Corrupt Practices Act, or the FCPA. The FCPA prohibits US securities issuers, US domestic entities, and parties doing substantial business within the United States (including their shareholders, directors, agents, officers, and employees) from making improper payments to non-US government officials in order to obtain or retain business. The FCPA also requires US securities issuers to keep their books and records in detail, accurately, and in such a way that they fairly reflect all transactions and dispositions of assets. Those enforcement efforts have targeted a wide range of US and foreign-based entities and have been based on a broad variety of alleged fact patterns, and in a number of cases have resulted in the imposition of substantial criminal and civil penalties or in agreed payments in settlement of alleged violations. Failure of a financial institution doing business in the United States to maintain adequate policies, procedures, internal controls, and books and records on a global basis that address compliance with FCPA requirements could in some cases have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs and the imposition of fines and other monetary penalties.

Regulatory Reform Legislation.    In response to the global financial crisis and the perception that lax supervision of the financial industry in the United States may have been a contributing cause, new legislation designed to reform the system for supervision and regulation of financial firms doing business in the United States, the so-called Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act is complex and extensive in its coverage and contains a wide range of provisions that would affect financial institutions operating in the United States, including our US operations. Included among these provisions are sweeping reforms designed to reduce systemic risk presented by very large financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the government with the tools needed to manage a financial crisis. Many aspects of the legislation require subsequent regulatory action by supervisory agencies for full implementation and, to date, a number of proposals for regulatory rule-making have been issued by those supervisory agencies that, if finally adopted, would have an impact on our operations. Since those rules are, for the most part, not yet adopted in final form, at this time we are unable to assess with certainty the potential impact of the Dodd-Frank Act on our operations.

Currently, the components of the Dodd-Frank Act that may impact our operations are the provisions relating to the “Volcker Rule,” enhanced prudential standards (including capital requirements, resolution plans, and credit reporting), derivatives regulation (including the swap push-out provisions), incentive-based compensation, the establishment of the Consumer Financial Protection Bureau, and debit interchange fees. Although most of the regulatory rules regarding the foregoing components are still pending, based on information currently available to us, other than as discussed below, the impact of these components is expected to be mainly limited to our US operations and not to be material to us on a consolidated basis. We intend to continue to monitor developments relating to the Dodd-Frank Act and the potential impact on our activities inside and outside of the United States.

Under the Volcker Rule, we would be required to cease conducting certain proprietary trading activities (i.e., trading in securities and financial instruments for our own account) subject to certain exceptions including market-making, hedging, and underwriting activities if such activities are conducted within a rigorous compliance framework. While the Volcker Rule was intended to exclude restrictions on proprietary trading activities conducted solely outside of the United States, US regulators have not yet finalized rules or guidance on the application of this intended limitation. Most of our proprietary trading activities are generally executed outside of the United States, and we have only limited proprietary trading activity in our US subsidiaries. Accordingly, if the US regulators limit the extraterritorial application of the Volcker Rule to exclude our proprietary trading activities conducted outside of the United States, we do not expect the proprietary trading revenues attributable to our US subsidiaries as a result of the implementation of the Volcker Rule to be material to our operations based on our current revenues attributable to the proprietary trading activities conducted in our US subsidiaries.

US regulators have also begun to issue final regulations governing swaps and derivatives markets as contemplated by the Dodd-Frank Act. We expect that the swaps activities of some of our subsidiaries and their branches will require such subsidiaries and branches to register as swap dealers with the US Commodity Futures Trading Commission and the US Securities and Exchange Commission during 2012. The regulations will impose substantial new requirements governing the conduct of swaps activities subject to the Dodd-Frank Act. US regulators have issued proposed guidance on the application of US regulations to activities of registered swap dealers outside of the United States. The potential extraterritorial application of swap dealer regulatory requirements, as proposed, could impose significant operational and compliance burdens on our swaps activities outside of the United States.

Foreign Account Tax Compliance Act.    The Hiring Incentives to Restore Employment Act was enacted in March 2010 and contains provisions commonly referred to as FATCA. The US Department of the Treasury, or the US Treasury, acting through the Internal Revenue Service, is responsible for issuing regulations implementing FATCA. Although the US Treasury has issued preliminary guidance for implementation, including proposed regulations, final comprehensive rules and regulations governing implementation of FATCA have not yet been issued. Moreover, the United States and Japan have agreed to pursue a framework for intergovernmental cooperation to facilitate the implementation of FATCA. However, the details of this framework have not yet been finalized. FATCA is likely to require non-US financial institutions to develop extensive systems capabilities and internal processes to identify and report US persons who are subject to FATCA requirements. Developing and implementing those capabilities and processes is likely to be a complex and costly process and failure to do so in an adequate manner may subject any institution that fails to do so to serious legal and reputational consequences, including the imposition of fines and other monetary penalties. At this time we are unable to assess with certainty the potential impact of FATCA on our operations.

Recent Regulatory and Other Legal Developments.    We have received requests and subpoenas for information from government agencies in some jurisdictions, including the United States and Europe, which are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank offered rates. We are cooperating with these investigations. In addition, we and other panel members have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States relating to similar matters. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Regulatory matters and any future regulatory matters or regulatory changes could have a negative impact on our business and results of operations.”

C.	Organizational Structure

The following chart presents our corporate structure summary as of March 31, 2012:

Note:
(1)	Consumer finance subsidiaries

Set forth below is a list of our principal consolidated subsidiaries at March 31, 2012:

| Name | Country of Incorporation | Proportion of Ownership Interest (%) | Proportion of Voting Interest (1) (%) |
|---|---|---|---|
| The Bank of Tokyo-Mitsubishi UFJ, Ltd. | Japan | 100.00% | 100.00% |
| kabu.com Securities Co., Ltd. | Japan | 56.09% | 56.09% |
| Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. | Japan | 50.98% | 50.98% |
| MU Frontier Servicer Co., Ltd. | Japan | 96.47% | 96.47% |
| NBL Co., Ltd. | Japan | 49.74% | 49.74% |
| The Mitsubishi UFJ Factors Limited | Japan | 100.00% | 100.00% |
| Mitsubishi UFJ Research and Consulting Ltd. | Japan | 69.45% | 69.45% |
| Mitsubishi UFJ Capital Co., Ltd. | Japan | 41.21% | 41.21% |
| BOT Lease Co., Ltd. | Japan | 22.57% | 22.57% |
| Tokyo Credit Services, Ltd. | Japan | 74.00% | 74.00% |
| Tokyo Associates Finance Corp. | Japan | 100.00% | 100.00% |
| Mitsubishi UFJ Personal Financial Advisers Co., Ltd. | Japan | 73.69% | 73.69% |
| MU Business Engineering, Ltd. | Japan | 100.00% | 100.00% |
| Japan Electronic Monetary Claim Organization | Japan | 100.00% | 100.00% |
| Defined Contribution Plan Consulting of Japan Co., Ltd. | Japan | 77.49% | 77.49% |
| Mitsubishi UFJ Information Technology, Ltd. | Japan | 100.00% | 100.00% |
| Mitsubishi UFJ Staff Service Co., Ltd. | Japan | 100.00% | 100.00% |
| Mitsubishi UFJ Home Loan Credit Co., Ltd. | Japan | 99.88% | 99.88% |
| MU Business Service Co., Ltd. | Japan | 100.00% | 100.00% |
| Mitsubishi UFJ Trust and Banking Corporation | Japan | 100.00% | 100.00% |
| The Master Trust Bank of Japan, Ltd. | Japan | 46.50% | 46.50% |
| MU Investments Co., Ltd. | Japan | 100.00% | 100.00% |
| Mitsubishi UFJ Real Estate Services Co., Ltd. | Japan | 100.00% | 100.00% |
| Ryoshin DC Card Company, Ltd. | Japan | 100.00% | 100.00% |
| Mitsubishi UFJ Asset Management Co., Ltd. | Japan | 100.00% | 100.00% |
| Mitsubishi UFJ Securities Holdings Co., Ltd. | Japan | 100.00% | 100.00% |
| Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. | Japan | 60.00% | 60.00% |
| KOKUSAI Asset Management Co., Ltd. | Japan | 66.92% | 66.97% |
| MU Hands-on Capital Co., Ltd. | Japan | 50.00% | 50.00% |
| Mitsubishi UFJ NICOS Co., Ltd. | Japan | 84.98% | 84.98% |
| UnionBanCal Corporation | USA | 100.00% | 100.00% |
| BTMU Capital Corporation | USA | 100.00% | 100.00% |
| BTMU Leasing & Finance, Inc. | USA | 100.00% | 100.00% |
| Bank of Tokyo-Mitsubishi UFJ (China), Ltd. | China | 100.00% | 100.00% |
| PT U Finance Indonesia | Indonesia | 95.00% | 95.00% |
| PT. BTMU-BRI Finance | Indonesia | 55.00% | 55.00% |
| BTMU Participation (Thailand) Co., Ltd. | Thailand | 24.49% | 24.49% |
| BTMU Lease (Deutschland) GmbH | Germany | 100.00% | 100.00% |
| Mitsubishi UFJ Trust & Banking Corporation (U.S.A.) | USA | 100.00% | 100.00% |
| Mitsubishi UFJ Trust International Limited | UK | 100.00% | 100.00% |
| Mitsubishi UFJ Baillie Gifford Asset Management Limited | UK | 51.00% | 51.00% |
| Mitsubishi UFJ Global Custody S.A. | Luxembourg | 100.00% | 100.00% |
| Mitsubishi UFJ Securities (USA), Inc. | USA | 100.00% | 100.00% |
| Mitsubishi UFJ Securities International plc | UK | 100.00% | 100.00% |
| Mitsubishi UFJ Securities (HK) Holdings, Limited | Peoples' Republic of China | 100.00% | 100.00% |
| Mitsubishi UFJ Securities (Singapore), Limited | Singapore | 100.00% | 100.00% |
| Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd. | Switzerland | 100.00% | 100.00% |

Note:
(1)	Includes shares held in trading accounts, custody accounts and others.

D.	Property, Plant and Equipment

Premises and equipment at March 31, 2011 and 2012 consisted of the following:

	At March 31,
	2011	2012
	(in millions)
Land	¥391,602	¥381,977
Buildings	694,384	708,223
Equipment and furniture	667,073	687,228
Leasehold improvements	225,407	233,123
Construction in progress	15,007	19,330

Total	1,993,473	2,029,881
Less accumulated depreciation	1,030,925	1,042,407

Premises and equipment—net	¥962,548	¥987,474

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan. At March 31, 2012, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.

The following table presents the book values of our material offices and other properties at March 31, 2012:

Book value
(in millions)
Owned land	¥381,977
Owned buildings	219,846

The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.

During the fiscal year ended March 31, 2012, we invested approximately ¥131.2 billion, primarily for office renovations and relocation.

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

Key Income and Expense Figures

The following are some key figures prepared in accordance with US GAAP relating to our business:

	Fiscal years ended March 31,
	2010	2011	2012
	(in billions, except per share data)
Net interest income(1)	¥1,983.5	¥1,879.5	¥1,955.8
Provision for credit losses	647.8	292.0	223.8
Non-interest income	2,469.4	1,694.8	1,440.6
Non-interest expense	2,508.1	2,460.5	2,322.7
Net income before attribution of noncontrolling interests	884.0	388.1	420.7
Net income attributable to Mitsubishi UFJ Financial Group	868.7	452.6	416.2
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	68.59	30.43	28.09
Total assets (at end of fiscal year)	200,081.5	202,850.2	215,202.5

Note:
(1)	Interest income for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on conversion rate adjustment of convertible preferred stock. Exclusive of the one-time gain associated with the conversion, interest income for the fiscal year ended March 31, 2012 would have been lower.

Our revenues consist of net interest income and non-interest income.

Net interest income.    Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Our net interest income for the fiscal year ended March 31, 2012 increased compared to that for the prior fiscal year, mainly due to the recognition as interest income of a ¥139.3 billion gain realized from an adjustment to the conversion rate associated with the conversion of Morgan Stanley’s preferred stock into Morgan Stanley’s common stock. The average lending volumes, however, slightly decreased. Although there was a slight improvement in interest rate spread due to the recognition of the gain stated above, the low global interest rate environment continued to affect our overall interest rate spread during the fiscal year ended March 31, 2012. Excluding the effect of the gain realized in connection with our conversion of Morgan Stanley’s preferred stock of ¥139.3 billion for the fiscal year ended March 31, 2012 and the related preferred dividends of ¥66.0 billion for the fiscal year ended March 31, 2011, the average interest rate spread decreased 0.01 percentage points from

0.96% for the fiscal year ended March 31, 2011 to 0.95% for the fiscal year ended March 31, 2012. For more information on the conversion of Morgan Stanley’s preferred stock, see “—Recent Developments” below.

The following table shows changes in our net interest income by changes in volume and by changes in rates for the fiscal year ended March 31, 2011 compared to the fiscal year ended March 31, 2010 and the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011:

	Fiscal year ended March 31, 2010 versus fiscal year ended March 31, 2011			Fiscal year ended March 31, 2011 versus fiscal year ended March 31, 2012
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Domestic	¥(41,926)	¥(56,372)	¥(98,298)	¥(51,014)	¥(36,835)	¥(87,849)
Foreign(2)	35,377	(41,074)	(5,697)	43,905	120,290	164,195

Total	¥(6,549)	¥(97,446)	¥(103,995)	¥(7,109)	¥83,455	¥76,346

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Interest income on foreign activities for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on conversion rate adjustment of convertible preferred stock. Exclusive of the one-time gain associated with the conversion, the increases would have been smaller for the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011. For more information, see “Selected Statistical Data.”

The following is a summary of the amount of interest-earning assets and interest-bearing liabilities average interest rates, the interest rate spread and non-interest-bearing liabilities for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010		2011		2012
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥127,830.2	1.34%	¥130,922.3	1.16%	¥130,856.7	1.07%
Foreign(1)	47,540.5	2.20	49,338.1	2.08	53,322.4	2.24

Total	¥175,370.7	1.57%	¥180,260.4	1.41%	¥184,179.1	1.41%

Financed by:
Interest-bearing liabilities:
Domestic	¥124,431.3	0.37%	¥126,908.2	0.29%	¥130,916.6	0.26%
Foreign	33,725.1	0.93	34,436.5	0.87	34,504.0	0.88

Total	158,156.4	0.49	161,344.7	0.42	165,420.6	0.39
Non-interest-bearing liabilities	17,214.3	—	18,915.7	—	18,758.5	—

Total	¥175,370.7	0.44%	¥180,260.4	0.37%	¥184,179.1	0.35%

Interest rate spread		1.08%		0.99%		1.02%
Net interest income as a percentage of total interest-earning assets		1.13%		1.04%		1.06%

Note:
(1)	Interest income on foreign activities for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on conversion rate adjustment of convertible preferred stock. Exclusive of the one-time gain associated with the conversion, the average rate for the fiscal year ended March 31, 2012 would have been lower. For more information, see “Selected Statistical Data.”

Provision for credit losses.    Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For the description of the approach and methodology used to establish the allowance for credit losses, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio—Allowance policy.”

Non-interest income.    Non-interest income consists of:

•	fees and commissions income, including

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

•	fees and commissions on stock transfer agency services,

•	guarantee fees,

•	fees on investment funds business, and

•	other fees and commissions;

•

foreign exchange gains—net, which include gains (losses) on foreign exchange derivative contracts (for example, foreign exchange gains and losses on currency derivatives), foreign exchange gains (losses) other than derivative contracts (for example, gains and losses on foreign exchange transactions), and foreign exchange gains (losses) related to the fair value option (for example, foreign exchange gains (losses) on securities under the fair value option);

•

trading account profits—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes, including assets relating to the following activities:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•

trading account assets relating to application of certain accounting rules, which are generally not related to trading purpose activities, but are classified as trading accounts due to application of certain accounting rules, such as assets that are subject to fair value option accounting treatment or investment securities held by variable interest entities that are classified as trading account securities;

Of the two categories, trading purpose activities represent a smaller portion of our trading accounts profits;

•	investment securities gains—net, which primarily include net gains or losses on sales and impairment losses on securities available for sale;

•	equity in losses of equity method investees—net, which includes our equity interest in the earnings of our equity investees and impairment losses on our investments in equity method investees;

•	gains on sales of loans; and

•	other non-interest income.

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010	2011	2012
	(in billions)
Fees and commissions income	¥1,139.5	¥1,128.4	¥1,100.0
Foreign exchange gains—net	216.7	260.7	34.3
Trading account profits—net	761.5	133.9	667.3
Investment securities gains—net	223.0	121.8	19.4
Equity in losses of equity method investees—net	(83.9)	(113.0)	(499.4)
Gains on sales of loans	21.2	14.5	15.6
Other non-interest income	191.4	148.5	103.4

Total non-interest income	¥2,469.4	¥1,694.8	¥1,440.6

Core Business Areas

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following four areas—Retail, Corporate, Trust Assets, and Global. Of these four, the Integrated Global Business Group was added as of July 1, 2011 by shifting most of our global operations mainly from the Integrated Corporate Banking Group to more effectively coordinate and enhance group-wide efforts to strengthen and expand our overseas operations. These four businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Global Markets and Other. For further information, see “—A. Operating Results—Business Segment Analysis.”

Our business segment information is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practice and is not consistent with our consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with US GAAP. For information on a reconciliation of operating profit under our internal management reporting system to income before income tax expense shown on the consolidated statements of income, see Note 27 to our consolidated financial statements included elsewhere in this Annual Report. The following table sets forth the relative contributions to operating profit for the fiscal year ended March 31, 2012 of the four core business areas and the other business areas based on our business segment information:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than UNBC	UNBC	Total
	(in billions)
Net revenue	¥1,274.1	¥884.8	¥140.5	¥401.1	¥252.0	¥653.1	¥690.7	¥(49.7)	¥3,593.5
Operating expenses	903.6	447.7	87.3	225.1	173.0	398.1	96.6	165.4	2,098.7

Operating profit (loss)	¥370.5	¥437.1	¥53.2	¥176.0	¥79.0	¥255.0	¥594.1	¥(215.1)	¥1,494.8

Summary of Our Recent Financial Results and Financial Condition

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥416.2 billion for the fiscal year ended March 31, 2012, compared to ¥452.6 billion for the fiscal year ended March 31, 2011. Our diluted earnings per share of common stock (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the fiscal year ended March 31, 2012 was ¥28.09, compared to diluted earnings per share of common stock of ¥30.43 for the fiscal year ended March 31, 2011. Income before income tax expense for the fiscal year ended March 31, 2012 was ¥849.9 billion, compared to income before income tax expense of ¥821.8 billion for the fiscal year ended March 31, 2011.

Our business and results of operations as well as our assets are heavily influenced by trends in economic conditions particularly in Japan. In the first half of fiscal year ended March 31, 2012, the Japanese economy demonstrated modest recovery from the Great East Japan Earthquake and ensuing tsunami in the northern region of Japan that occurred on March 11, 2011 as well as the subsequent accidents at the Fukushima Daiichi Nuclear Power Plants, with a quarter-on-quarter real GDP growth rate of 1.9% in the July-September 2011 period, following a negative quarter-on-quarter growth rate of 0.4% in the April-June 2011 period. The growth in the July-September 2011 period particularly reflected a recovery in the supply chains disrupted by the earthquake, an increase in exports supported by increased manufacturing activities and improved consumer sentiment. The Japanese economy slowed down again with marginal quarter-on-quarter GDP growth in the October-December 2011 period, mainly due to a decrease in net exports reflecting the weak overseas economy and an increase in fuel imports for thermal electricity generation. The January-March 2012 period, however, demonstrated an upward trend again with a quarter-on-quarter real GDP growth rate of 1.2%, particularly supported by stronger consumer spending, backed partially by the restart of government subsidies for environmentally friendly car purchases, and an increase in public project spending as a result of the full implementation of the government’s supplementary budget for post-earthquake restoration projects. Due to the weak overseas economy and persistent appreciation of the Japanese yen, the Japanese economy as a whole has not recovered fully, and remains vulnerable to negative external factors.

Reflecting the weak economic fundamentals, the closing price of the Nikkei Stock Average fluctuated throughout the fiscal year ended March 31, 2012. The Nikkei Stock Average moved around ¥10,000 until late July 2011, followed by a declining trend towards late November 2011 when it reached the low ¥8,000s. It then improved to the ¥10,000s in late March 2012, followed then by a decline to the mid ¥8,000s to low ¥9,000s range through early July 2012. On top of the uncertainties overlaying the Japanese economy, fluctuations in the Nikkei Stock Average have mainly reflected volatility in the global economy and weak investor sentiment that remains cautious in light of uncertainties surrounding the global financial and capital markets and, to some extent, the appreciating Japanese yen and the growing global competition adversely affecting Japanese companies. See “—Business Environment” below.

For the fiscal year ended March 31, 2012, our domestic revenue, which consists of interest income and non-interest income attributable to our operations in Japan, was ¥2,936.9 billion, while our total foreign revenue, which consists of interest income and non-interest income attributable to our operations outside Japan, was ¥1,099.6 billion, with revenue attributable to our operations in the United States contributing ¥192.8 billion, Asia and Oceania excluding Japan contributing ¥450.6 billion, and Europe contributing ¥290.5 billion. As a percentage of total revenue, domestic revenue has declined for the three fiscal years ended March 31, 2012. For the fiscal year ended March 31, 2012, domestic revenue represented 72.8% of total revenue.

For the fiscal year ended March 31, 2012, domestic net income attributable to Mitsubishi UFJ Financial Group was ¥163.3 billion. Foreign net income attributable to Mitsubishi UFJ Financial Group was ¥252.9 billion for the same period. In particular, Asia and Oceania excluding Japan contributed ¥192.8 billion, more than half of which was derived from net income from China, while Europe contributed ¥113.6 billion, reflecting improvements in net trading gains and net interest income. This was mainly due to reductions in losses in our securities and consumer finance companies. In light of these trends, we plan to seek growth opportunities particularly in Asia and Europe.

More specifically, our net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2012 mainly reflected the following:

•

Net interest income was ¥1,955.8 billion, an increase of ¥76.3 billion from ¥1,879.5 billion for the previous fiscal year mainly due to the recognition as interest income of the ¥139.3 billion gain realized from the adjustment to the conversion rate when we converted the Morgan Stanley’s preferred stock into Morgan Stanley’s common stock. Exclusive of this one-time factor for the fiscal year ended March 31, 2012 and the related preferred dividends of ¥66.0 billion for the fiscal year ended March 31, 2011, net interest income was ¥1,816.5 billion, an increase of ¥3.0 billion compared to the previous fiscal year;

•

Provision for credit losses was ¥223.8 billion, a decrease of ¥68.2 billion from ¥292.0 billion for the previous fiscal year, primarily due to a decrease in domestic provision for credit losses, reflecting a smaller increase in restructured residential mortgage loans for the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011, when we experienced a higher than usual increase in such restructured residential mortgage loans;

•

Fees and commissions income for the fiscal year ended March 31, 2012 was ¥1,100 billion, a decrease of ¥28.4 billion from ¥1,128.4 billion for the fiscal year ended March 31, 2011. This decrease was primarily due to a decrease of ¥10.5 billion in fees and commissions from our securities business, reflecting the slowdown of the domestic market. The decrease in fees and commissions income was also due to decreases in trust fees, service charges on deposits, guarantee fees and fees from our investment funds business, reflecting a general decrease in the volume of these businesses;

•

Net foreign exchange gains for the fiscal year ended March 31, 2012 were ¥34.3 billion, a decrease of ¥226.4 billion from ¥260.7 billion for the fiscal year ended March 31, 2011. During the fiscal year ended March 31, 2012, fluctuations in the exchange rate between the Japanese yen and the US dollar remained relatively small compared to the previous fiscal year. As a result, foreign exchange gains other than derivative contracts decreased from the previous fiscal year, mainly due to a decrease in translation gains on monetary liabilities denominated in foreign currencies. On the other hand, foreign exchange losses related to the fair value option improved from the previous fiscal year, mainly due to translation gains on securities denominated in foreign currencies;

•

Net trading account profits for the fiscal year ended March 31, 2012 were ¥667.3 billion, an increase of ¥533.4 billion from ¥133.9 billion for the fiscal year ended March 31, 2011. The increase in net trading account profits was largely due to an increase in net profits on trading account securities, excluding derivatives. In particular, net profits on trading account securities under the fair value option increased to ¥439.9 billion for the fiscal year ended March 31, 2012 from ¥68.6 billion for the fiscal year ended March 31, 2011, mainly due to an increase in gains on valuation of foreign currency denominated debt securities;

•

Net investment securities gains for the fiscal year ended March 31, 2012 were ¥19.4 billion, a decrease of ¥102.4 billion from ¥121.8 billion for the fiscal year ended March 31, 2011. This decrease was mainly due to a decrease of ¥53.3 billion in gains on sales of marketable equity securities, and an increase ¥60.5 billion in impairment losses on marketable equity securities for the fiscal year ended March 31, 2012, reflecting the weakness in the Japanese domestic stock prices following the Great East Japan Earthquake; and

•

Net equity in losses of equity method investees for the fiscal year ended March 31, 2012 were ¥499.4 billion, an increase of ¥386.4 billion from ¥113.0 billion for the fiscal year ended March 31, 2011, mainly due to an impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock, resulting from a decline in the quoted market price of Morgan Stanley’s common stock that we determined to be other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. For further information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Our total loans outstanding at March 31, 2012 were ¥92.30 trillion, an increase of ¥4.80 trillion from ¥87.50 trillion at March 31, 2011. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance at March 31, 2012 consisted of ¥68.20 trillion of domestic loans and ¥24.19 trillion of foreign loans. Between March 31, 2011 and March 31, 2012, domestic loans increased ¥0.65 trillion while foreign loans increased ¥4.14 trillion. The increase in domestic loans was primarily due to an increase in our loans outstanding to the other industries category, which includes the government sector, toward the end of the fiscal year ended March 31, 2012, although the average total loan balance for the fiscal year ended March 31, 2012 decreased compared to the previous fiscal year. The increase in foreign loans was mainly due to higher loan volume reflecting our increased activities in Asia excluding Japan, as well as the expansion of the foreign operations of our banking subsidiaries.

Total allowance for credit losses at March 31, 2012 was ¥1,285.5 billion, an increase of ¥45.0 billion from ¥1,240.5 billion at March 31, 2011. This increase mainly reflected the deteriorating credit quality of our domestic borrowers in the manufacturing industry and the wholesale and retail industry. Following the Great East Japan Earthquake in March 2011, domestic industrial production weakened, which was adversely affecting many of our borrowers in the manufacturing industry. Although the overall private consumption in Japan gradually improved, the prices of most goods remained exposed to downward pressure, which had a negative impact on many of our borrowers in the wholesale and retail industry, particularly small and medium-sized companies. These factors contributing to the increase in total allowance were partially offset by the improved credit quality of the loan portfolio of the UnionBanCal Corporation, or UNBC, and Card segments. The total allowance for credit losses represented 1.39% of our total loan portfolio at March 31, 2012, a decrease of 0.03 percentage points from 1.42% at March 31, 2011. The decrease in the ratio of the total allowance for credit losses to our total loan portfolio primarily reflected the improved credit quality of the loan portfolio of the UNBC and Card segments. For more information, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”

Total investment securities increased ¥1.99 trillion to ¥61.04 trillion at March 31, 2012 from ¥59.05 trillion at March 31, 2011, primarily due to an increase of ¥4.16 trillion in Japanese national government and Japanese government agency bonds available for sale, partially offset by a ¥0.61 trillion decrease in corporate bonds and a ¥0.22 trillion decrease in marketable equity securities, reflecting the general decline in Japanese stock prices and weak market fundamentals. Our investments in Japanese national government and government agency bonds increased as part of our asset and liability management policy with respect to investing the amount of yen-denominated deposit funds exceeding our net loans. As a result, our holdings of Japanese national and government and Japanese government agency bonds as a percentage of our total assets have increased to relatively high levels, accounting for 23.0% of our total assets as of March 31, 2012.

The amortized cost of securities being held to maturity decreased ¥631.8 billion compared to the previous fiscal year mainly due to a ¥436.3 billion decrease in Japanese national government and Japanese government agency bonds and a ¥266.4 billion decrease in foreign governments and official institutions bonds as a result of the redemption of multiple tranches of bonds at maturity, partially offset by an increase in asset backed securities being held to maturity.

Other investment securities, consisting of nonmarketable equity securities, were primarily carried at cost of ¥0.91 trillion at March 31, 2012, compared to ¥1.70 trillion at March 31, 2011. The decrease reflected the conversion of Morgan Stanley’s preferred stock into Morgan Stanley’s common stock which was reclassified from Other investment securities to an investment in an equity method investee included in Other assets as of March 31, 2012.

Our financial results for the fiscal year ending March 31, 2013, as well as our financial condition at the end of that period, are expected to be affected to a large extent by how our borrowers and the Japanese economy respond to the effects of the Great East Japan Earthquake in March 2011 and changes in the global economic conditions. The credit quality of some of our borrowers may deteriorate further than we currently expect, which could affect our credit costs and loan portfolio. See “Item 3.D. Key Information—Risk Factors—Risks related to Our Business—Because a large portion of our assets are located in Japan and our business operations are conducted primarily in Japan, we may incur further losses if economic conditions in Japan worsen.” and “—Business Environment” below.

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

Economic Environment in Japan

In the first half of fiscal year ended March 31, 2012, the Japanese economy demonstrated modest recovery from the Great East Japan Earthquake and ensuing tsunami in the northern region of Japan that occurred on March 11, 2011 as well as the subsequent accidents at the Fukushima Daiichi Nuclear Power Plants. A quarter-on-quarter real GDP growth rate in the July-September 2011 period was 1.9%, following a negative quarter-on-quarter growth rate of 0.4% in the April-June 2011 period. The growth in the July-September 2011 period particularly reflected a recovery in the supply chains disrupted by the earthquake, an increase in exports supported by increased manufacturing activities and improved consumer sentiment.

The Japanese economy slowed down again with only a marginal quarter-on-quarter GDP growth in the October-December 2011 period, mainly due to a decrease in net exports reflecting the weak overseas economy and an increase in fuel imports for thermal electricity generation.

The January-March 2012 period, however, demonstrated an upward trend again with a quarter-on-quarter real GDP growth rate of 1.2%, particularly supported by stronger consumer spending, backed partially by the restart of government subsidies for environmentally friendly car purchases, and an increase in public project spending as a result of the full implementation of the government’s supplementary budget for post-earthquake restoration projects. Due to the weak overseas economy and persistent appreciation of the Japanese yen, the Japanese economy as a whole has not yet recovered fully, and remains vulnerable to negative external factors.

Selected indicators for the most recent Japanese economy are discussed below:

•

Corporate Production: Industrial production plunged by 15.5% in March 2011 following the earthquake especially led by an approximately 50% drop in production relating to transportation machinery (such as automobiles). Although industrial production recovered slightly in the subsequent months, the supply chains and networks for plants and other supplies were not fully restored, and production levels for transportation machinery remained below pre-earthquake levels during the fiscal year ended March 31, 2012. Industrial production has been demonstrating improvement since the beginning of calendar 2012 in tandem with the gradual recovery in the Japanese economy supported by solid private consumption and government support to accelerate the recovery. The Industrial Production Index surged by 1.3% in March 2012 compared to February 2012, continuing its upward trend following the earthquake in March 2011. Transportation machinery, chemical engineering, and information and communication industry contributed to the growth, while electronic device, paper and pulp, and textile industry plunged. Although small, inventory investment by corporations also contributed by 0.3% to the real GDP growth in the January-March 2012 period. Careful attention is warranted as to how the economy and production levels will evolve going forward, which may be influenced by both positive factors such as restoration demand in the northern region of Japan and negative factors such as a weak European economy.

•

Net exports: Japan has experienced a trade deficit for the first time in 31 years in calender 2011, mainly due to a decrease in exports following the earthquake and a high level of imports of oil and natural gas, along with persistent appreciation of the Japanese yen. Although gross exports significantly decreased following the earthquake in March 2011, gross exports started to increase in the January-March 2012 period. Gross exports rose by 3.0% quarter-on-quarter in the January-March 2012 period, mainly due to an increase in automobile exports to the United States, and an increase in general and electric machinery exports to Asia. Although imports also increased by 1.9% quarter-on-quarter in the January-March 2012 period mainly due to an increase in imports of fuels for thermal electricity generation, growth in exports exceeded that of imports, which, in turn, led to an increase in net exports by 1.1% quarter-on-quarter in the January-March 2012 period.

•

Employment Conditions: Employment conditions have been modest throughout calendar 2011 with stable yet lower than prior year unemployment rate of around 4.5% in calendar 2011 compared to that of 5.0% in calendar 2010. The number of employed workers and the average labor hours per employee have also demonstrated gradual and steady improvement since the July-September 2011 period. The unemployment rate in March 2012 remained as low as 4.5%.

•

Private Consumption: Since the April-June 2011 period, private consumption, particularly that of durable goods, has been increasing steadily reflecting the gradual improvement in household disposable income and employment condition. Real private consumption increased 1.2% quarter-on-quarter in the January-March 2012 period, a fourth consecutive quarter of growth since the April-June 2011 period. The growth was mainly led by an increase in consumption of durable goods, particularly supported by an increase in consumption of cars partially attributable to the restart of government subsidies for environmentally friendly cars. Improved consumer confidence also supported service industries such as restaurant, leisure and travel. Private consumption is expected to be affected by the increases in the consumption tax rate if the relevant proposed legislation is approved by the Japanese Diet, which would raise the consumption tax rate from the current rate of 5% to 8% in April 2014, and to 10% in October 2015.

•

Public Spending: Since the April-June 2011 period, public spending has been increasing partially due to the implementation of a supplementary budget for the ongoing restoration initiatives in the northern region of Japan. Public spending increased 1.3% quarter-on-quarter in the January-March 2012 period, a fourth consecutive quarter of growth since the April-June 2011 period. The increase was mainly due to an increase in government spending in public goods and infrastructure, and multiple public projects supported by the full implementation of the government’s supplementary budget for the post-earthquake restoration projects.

The Bank of Japan maintained a monetary easing policy during the fiscal year ended March 31, 2012 to stimulate the economy that has been persistently weak since the financial crisis. In October 2010, the Bank of Japan lowered its target interest rate to between 0% and 0.1% from 0.1% to support the economy and stimulate sustainable growth. Furthermore, at the Monetary Policy Meeting held in February 2012, the Bank of Japan introduced “the price stability goal in the medium to long term,” stating that the inflation rate that the Bank of Japan judges to be consistent with price stability sustainable in the medium to long term is within a positive range of 2% or lower in terms of the year-on-year rate of change in the Consumer Price Index, or CPI, and it set the target inflation rate at 1% for the time being. At the April 2012 meeting, the Bank of Japan agreed to expand the Asset Purchase Program, which is a program established to encourage a decline in longer-term interest rates and risk premiums to enhance monetary easing by purchasing various financial assets and conducting funds-supplying operations against pooled collateral. For example, the Bank of Japan agreed to increase the purchase of Japanese government bonds by approximately ¥10 trillion. Along with the monetary easing policy, the Bank of Japan has maintained a very low policy rate (uncollateralized overnight call rate) of 0.10% or lower in an effort to improve the economy.

Euro-yen 3-month TIBOR was around 0.33% as of early July 2012, the lowest level since 2006. Long-term interest rates have also remained at the historical low level, due to uncertainty in the global economy, weakness in stock prices and low expectations for a near-term rate increase in the United States, as the US government has maintained a monetary easing policy. The yield on newly-issued ten-year Japanese government bonds fell to around 0.81% as of early July 2012.

The following chart shows the interest rate trends in Japan since April 2010:

Reflecting the weak economic fundamentals, the closing price of the Nikkei Stock Average fluctuated throughout the fiscal year ended March 31, 2012. The Nikkei Stock Average moved around ¥10,000 until late July 2011, followed by a declining trend towards late November 2011 when it reached the low ¥8,000s. It then improved to the ¥10,000s in late March 2012, followed then by a decline to the mid ¥8,000s to low ¥9,000s range through early July 2012. In addition to the uncertainties overlaying the Japanese economy, fluctuations in the Nikkei Stock Average have mainly reflected volatility in the global economy and weak investor sentiment that remains cautious in light of uncertainties surrounding the global financial and capital markets and, to some extent, the appreciating Japanese yen and the growing global competition adversely affecting Japanese companies. The closing price of the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, has also been following the similar trend. It was around 850s until late July 2011, followed by a declining trend until late November 2011 when it reached the 700s. It then moved upward to the high 800s towards the end of March 2012, followed by a persistent decline to the mid to high 700s range through early July 2012.

Despite the Bank of Japan’s policy to increase monetary supply, investor sentiment in the Japanese stock market remains cautious due in part to uncertainty regarding the Japanese political leadership, the continuing appreciation of the Japanese yen, the growing global competition adversely affecting Japanese companies, the weakness in the global economy, and the continuing uncertainties on how the global financial market will evolve in response to the sovereign financial crisis in some European countries. As of July 10, 2012, the closing price of the Nikkei Stock Average was ¥8,857.73 and the TOPIX closed at 758.60. The following chart shows the daily closing price of the Nikkei Stock Average since April 2010:

The Japanese yen appreciated against other currencies throughout the fiscal year ended March 31, 2012. The Japanese yen appreciated from ¥83.15 to US$1 as of March 31, 2011 to ¥82.19 to US$1 as of March 30, 2012, and then to ¥79.50 to US$1 as of July 10, 2012. The strong Japanese yen appears to reflect rising risk aversion sentiment among Japanese investors and the lower interest rates outside of Japan, which led to lower capital outflow from Japan. The Japanese yen has also appreciated against the Euro during the period, as a result of the sovereign debt crisis and the subsequent tightening of monetary policies in Europe. The Japanese yen stood at ¥109.80 to €1 as of March 30, 2012 as compared to ¥117.57 to €1 as of March 31, 2011. As of July 10, 2012, the Japanese yen was at ¥79.50 to US$1 and ¥97.75 to €1. The following chart shows the foreign exchange rates expressed in Japanese yen per US dollar since April 2010:

In calendar 2011, the average prices for both residential and commercial real estate experienced declines for the fourth consecutive year, although the pace of decline softened compared to the last year, reflecting the slight recovery in the Japanese economy. According to a survey conducted by the Japanese government, the average residential land price declined by 2.3% between January 1, 2011 and January 1, 2012. The average commercial land price declined by 3.1% during the same period. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land price declined by 1.3% between January 1, 2011 and January 1, 2012, while the average commercial land price declined by 1.6% during the same period. In the local regions other than the major metropolitan areas in Japan, the average residential and commercial land prices continued to decline for the eighth consecutive year with the rates of decline between January 1, 2011 and January 1, 2012 being 3.3% and 4.3%, respectively.

According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan from April 2011 to March 2012 was 11,435, a decrease by 0.5% from the previous fiscal year, reflecting a moderate recovery of the Japanese economy for the fiscal year ended March 31, 2012. More specifically, the decrease in the number of companies that filed for legal bankruptcy was mainly due to the positive effects of the Japanese government’s economic stimulus measures which financially supported various industries’ restoration processes. The aggregate amount of liabilities subject to bankruptcy filings between April 2011 and March 2012 was approximately ¥3.92 trillion, a 14.1% decrease attributable to a decrease in the number of large bankruptcy filings (with the amount of liabilities ¥10 billion or higher) although the number of small bankruptcy filings (the amount of liabilities ¥50 million or less) increased.

International Financial Markets

US Economy:

The US economy continued to improve with the annualized real GDP growth rate averaging 1.7% in calendar 2011. Real GDP grew at an annualized rate of 3.0% quarter-on-quarter in the October-December 2011 period, the highest in six consecutive quarters. As a whole, exports have been declining and capital expenditures slowing, but consumption has been firm and residential and commercial investments have contributed to the growth. This trend continued throughout the January-March 2012 period with annualized quarter-on-quarter real GDP growth rate of 1.9%, particularly supported by strong momentum in consumer consumption with annualized quarter-on-quarter growth of 2.5%. However, uncertainties still remain over whether the US economy will continue to improve, especially in light of the volatility in the global financial markets.

Selected indicators for the most recent status of the US economy are discussed below:

•

According to the US Bureau of Labor Statistics, the unemployment rate decreased from its cyclical high at around 10% in April 2010 to 8.2% in May 2012. Productivity growth remained weak and work hours have just recovered to the pre-financial crisis level, leaving potential for improvement in employment conditions.

•

Consumption, which accounts for approximately 70% of the US real GDP, grew 2.5% quarter-on-quarter in the January-March 2012 period, mainly due to an increase in spending on durable goods, such as cars, and leisure spending, such as dining out or sports goods reflecting warm weather and improved employment conditions, partially offset by the negative wealth effect and an increase in energy prices such as gasoline. The University of Michigan consumer sentiment index improved to the high 70s in May 2012 after a precipitous drop to the 50s in mid 2011.

•

Business sentiment, overall, has been improving since the fall of 2011. Capital expenditures grew 3.1% annualized quarter-on-quarter in the January-March 2012 period mainly due to an increase in investment in machinery and software industries, partially offset by a decrease in investment in mining industries. Investment in inventory grew 0.1% annualized quarter-on-quarter in the same period, demonstrating weaker growth than capital expenditures, mainly due to an accumulation of inventory levels since the October-December 2011 period.

•

The Consumer Price Index for All Urban Consumers, or CPI-U, for all items increased by 2.7% before seasonal adjustment over the 12 months ended March 2012. It remained unchanged in April 2012 and decreased by 0.3% in May 2012 from that of the preceding month on a seasonally adjusted basis. CPI-U for all items less food and energy increased 2.3% before seasonal adjustment over the 12 months ended March 2012. It increased 0.2% in both April and May 2012 from that of the preceding month on a seasonally adjusted basis.

With the US economy demonstrating moderate improvement but still lacking strong evidence of sustained growth, the Federal Reserve Bank, or the FRB, has kept in place its zero-interest rate policy—a policy to maintain the federal funds target rate between zero and 0.25%. In November 2011, the Federal Open Market Committee, or the FOMC, reconfirmed its monetary policy, which was announced in September 2011, under which the FOMC will maintain the zero interest rate policy until mid 2013 and implement so-called twist operation through which the FOMC will purchase $400 billion of long-term US treasury securities and sell an equal amount of short-term treasury securities to lower long-term interest rates and to support sustained economic growth.

Subsequently, at the March 2012 FOMC meeting, the FRB raised its prospect for the US economy by referencing improvement in employment conditions and business activities, and extended the zero interest rate policy until late 2014.

Major equity market indices, such as the Dow Industrial Average, have been performing better than other major equity indices in other regions of the globe. From the beginning of calendar 2011, the Dow Industrial Average rose until mid 2011, when it experienced, as other major indices across the globe, a sharp decline due to significant concerns over the sovereign debt crisis in some European countries. The Dow Industrial Average moved upward again through the end of March 2012 as the state of the US economy improved and concerns over the European financial crisis decreased due to the formation of comprehensive financial supporting measures extended by international bodies such as the European Central Bank, or the ECB, and the International Monetary Fund. The index experienced a decline again in May 2012 as concerns over Greek budgetary issues engulfed the market.

Eurozone Economy:

The Eurozone economy remained stagnant with no growth in the January-March 2012 period after experiencing a contraction in the October-December 2011 period. In the October-December 2011 period, the quarter-on-quarter real GDP growth rate was negative 0.3%, reflecting weak economic fundamentals triggered by budgetary crisis in some European countries.

Consumer confidence has been impacted by the government’s fiscal austerity measures and a rise in unemployment rates, which has in turn weakened consumer spending significantly in some countries. Industrial production, represented by the Industrial Purchasing Manager’s Index, or PMI, has been declining since the beginning of calendar 2012 as well. This trend may continue if the economic fundamentals remain weak and budgetary crisis lacks fundamental solutions in the near term.

In peripheral European countries, despite the approval of the second Greek bailout and the winning of the party supporting the austerity measures in the Greek legislative election in June 2012, there remains a concern over political leadership in executing austerity measures. Concerns over Spanish budgetary issues also cast doubt in the near term recovery of the Eurozone economy.

Selected indicators for the status of the Eurozone economy are discussed below:

•

Consumer spending in the January-March 2012 period increased only marginally by 0.1% quarter-on-quarter reflecting weak employment conditions and consumer confidence, the trend which has continued since the fall of 2011. Retail sales have been below prior year levels for seven consecutive months through May 2012, with May 2012 decreasing 1.7% as compared to May 2011.

•

The average unemployment rate in the Eurozone countries has been on an upward trend, standing at 11.1% in May 2012. Labor market conditions have been deteriorating mainly in peripheral countries, such as Spain and Portugal, with unemployment rates of 24.6% and 15.2%, respectively, as of May 2012. However, the increase in unemployment rates has been moderate in northern European countries such as Germany or the Netherlands, and thus employment disparities amongst Eurozone countries have been widening.

•

Real purchasing power decreased as a result of fiscal austerity. A rise in inflation and an increase in energy prices have been pushing household consumption down significantly. The consumer confidence index in May 2012 stood at negative 19.3, one of the lowest levels since late 2009.

•

Industrial production contracted 0.4% annualized quarter-on-quarter in the January-March 2012 period. More recently, industrial production in May 2012 contracted 2.8% year-on-year, marking the sixth month of negative growth. New orders showed negative growth, given the contraction in Germany. The PMI for the manufacturing sector in May 2012 was 45.1, remaining below 50 which indicates a contraction in the sector, for ten months in a row.

•

Exports increased in the January-March 2012 period for the second consecutive quarter, supported by growth in Germany due to high demand from non-Eurozone economies, especially China, and weakness in the Euro currency. Net trade remained positive in the January-March 2012 period partially due to weak Eurozone economy, which in turn led to lower demand in imports.

•

Although CPI for all products increased 2.7% in the January-March 2012 period as compared to the same period of the prior year, CPI for all products has been growing at a slower pace compared to preceding quarters, mainly due to lower inflationary pressures from the demand side, particularly in energy and food, reflecting weak domestic economies in Europe.

•	Core CPI, excluding food and energy, increased by 1.5% in the January-March 2012 period as compared to the same period of the prior year.

The ECB, at its July 5, 2012 meeting, lowered its policy rate by 0.25% to 0.75%, the lowest level ever in its entire history, to stimulate the Eurozone economy. Mario Draghi, the president of ECB, reiterated that in the Eurozone economy, there are prevailing uncertainties and downside risks that may materialize given the current financial instability and turmoil.

Recent Developments

We continue to pursue global growth opportunities, including opportunities to strengthen our strategic alliance with Morgan Stanley and expand Union Bank’s business through acquisitions of community banks in the United States during the fiscal year ended March 31, 2012. We plan to continue to selectively review and consider growth opportunities that will enhance our global competitiveness. We will monitor regulatory developments and pursue prudent transactions that will create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services.

Exposures to Selected European Countries

During the fiscal year ended March 31, 2012, several European countries, including Italy, Spain, Portugal, Ireland and Greece, have experienced severe weaknesses in their economic and fiscal situations. We are closely monitoring our exposures in these countries.

The following table sets forth information about our exposure on a consolidated basis, based on the aggregated exposure of BTMU, MUTB and MUSHD, which were the subsidiaries holding the exposure, as of March 31, 2012. The information in the table is categorized by counterparties, consisting of sovereign, non-sovereign financial institutions and non-sovereign non-financial institutions, and by type of financial instruments, which include loans, securities, derivatives and CDS protections (sold and bought). The securities exposure includes available for sale, held to maturity and trading securities. The information included in the table below is based on information compiled for internal risk management purposes only, and not for financial accounting purposes. The exposures are determined based on the country in which the borrower’s head office is located. However, in case of a subsidiary located in a country different from that in which its parent company is located, the country exposure is determined based on the country in which the subsidiary is located.

	At March 31, 2012
	Loans (funded & unfunded)	Securities	Derivatives	CDS protection sold	Gross exposure (funded & unfunded)	CDS protection bought	Net exposure
	(in billions)
Italy	$5.9	$2.9	$1.3	$0.1	$10.2	$0.6	$9.6
Sovereign	—	2.7	—	—	2.7	—	2.7
Financial Institutions	0.1	0.2	0.0	0.0	0.3	0.0	0.3
Others	5.8	0.0	1.3	0.1	7.2	0.6	6.6

Spain	5.8	0.7	0.2	0.0	6.7	0.2	6.5
Sovereign	—	0.7	—	—	0.7	—	0.7
Financial Institutions	0.0	0.0	0.1	0.0	0.1	0.0	0.1
Others	5.8	0.0	0.1	0.0	5.9	0.2	5.7

Portugal	0.5	0.0	0.0	—	0.5	0.1	0.4
Sovereign	—	—	—	—	—	—	—
Financial Institutions	0.0	(0.0)	—	—	(0.0)	—	(0.0)
Others	0.5	0.0	0.0	—	0.5	0.1	0.4

Ireland	0.3	(0.0)	0.0	—	0.3	—	0.3
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	(0.0)	0.0	—	0.0	—	0.0
Others	0.3	0.0	0.0	—	0.3	—	0.3

Greece	0.2	0.1	—	—	0.3	0.0	0.3
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—
Others	0.2	0.1	—	—	0.3	0.0	0.3

Total	$12.7	$3.7	$1.5	$0.1	$18.0	$0.9	$17.1
Sovereign	—	3.4	—	—	3.4	—	3.4
Financial Institutions	0.1	0.2	0.1	0.0	0.4	0.0	0.4
Others	12.6	0.1	1.4	0.1	14.2	0.9	13.3

Notes:
(1)	Net exposure represents gross exposure (funded & unfunded), net of CDS protection bought.
(2)	Securities amounts represent book values. Derivatives amounts represent current exposures, taking into consideration legally enforceable master netting agreements. CDS protection amounts represent notional amounts.
(3)	To the extent financial instruments are originally denominated in currencies other than US dollars, the exposure amounts have been translated into US dollars at an internal exchange rate used for our internal risk management purposes as of March 31, 2012.
(4)	Negative amounts represent short positions.

Based on information collected for internal risk management purposes as of March 31, 2012, our consolidated exposure to Italy, Spain, Portugal, Ireland and Greece, which consisted of the aggregate, on a gross basis, of the funded loans and unfunded commitments to, held to maturity, available for sale and trading securities issued by, derivatives exposures to, and credit default protection sold for exposures to, sovereign government entities of and financial institutions and other corporate entities located in these countries, that BTMU, MUTB and MUSHD held, was less than 1% of our total assets.

As of March 31, 2012, other than BTMU, MUFG group companies had limited exposures to those European countries, except such other group companies’ exposures to sovereign bonds issued by those countries as discussed below. As of the same date, BTMU held no sovereign bonds issued by those European countries.

As of March 31, 2012, we had a total balance of $3.4 billion of sovereign bonds of the European peripheral countries identified in the table above on a consolidated basis. Among these countries, we had no Portuguese, Irish or Greek government bonds as of March 31, 2012. Approximately two-thirds of our Italian and Spanish government bonds were held in our trading accounts as of March 31, 2012.

As of March 31, 2012, we had a total of $13.7 billion of exposures relating to the European peripheral countries identified in the table above, excluding sovereign bonds. These exposures mainly consisted of commercial loan exposures to corporations and structured finance transactions. Our exposures to Italy and Spain mainly related to the infrastructure sector, such as electricity, gas and telecommunications. Our loan-related exposures to financial institutions in those countries were limited and therefore not material.

Effects of the Great East Japan Earthquake

On March 11, 2011, the Tohoku region in northeastern Japan experienced a major earthquake and tsunami, which caused major property damage in the region. The Great East Japan Earthquake disrupted economic activity in the region and also indirectly affected Japan nationwide. Infrastructure and facilities in the region suffered damage, causing supply chain disruptions relating to parts and supplies manufactured in the region. Our loans outstanding to borrowers in the Tohoku region as of March 31, 2012 represented less than 1% of our total loans outstanding.

The Great East Japan Earthquake also triggered accidents at the Fukushima Daiichi Nuclear Power Plants, coupled with a limited number of government authorizations for the resumption of operations of nuclear power plants in Japan resulting in an electricity power supply shortage. The nation-wide electricity supply shortages posed challenges to the recovery efforts during the summer of 2011, and further electricity supply shortages affected some regions of Japan during the following winter. Electricity supply is expected to fall short again during the summer of 2012 due to reduced electricity production resulting from the nuclear power plants accidents which led to continued shut down of other nuclear power plants in Japan. In addition, electricity rates have been raised and are expected to be further raised.

The Great East Japan Earthquake has resulted in, and will likely further cause, indirect adverse effects on our financial results such as an increase in credit costs as the credit quality of some of our borrowers may deteriorate.

In addition, the Great East Japan Earthquake has partially contributed to impairment losses on investment securities for the fiscal year ended March 31, 2012, though we are unable to quantify the loss directly caused by the earthquake separately from losses caused by other economic factors.

Legislative measures have been adopted in response to the earthquake and nuclear accidents, including the Act to Establish the Nuclear Damage Compensation Facilitation Corporation as well as the tax reform legislation to fund recovery efforts. The effectiveness and impact of these recent legislative measures adopted in response to the earthquake and nuclear accidents are uncertain at this time. For further information on the tax reform legislation, see “—B. Financial Condition—Deferred Tax Assets.”

Since the accidents at the Fukushima Daiichi Nuclear Power Plants in March 2011, the Japanese electric utility industry has been experiencing significant difficulties and has been influenced by evolving public policy. In particular, TEPCO and the Nuclear Damage Liability Facilitation Fund, which is a government-supported fund, drafted a Comprehensive Special Business Plan to address TEPCO’s problems following the accidents at the Fukushima Daiichi Nuclear Power Plants. That plan was approved by the Minister of Economy, Trade and Industry in May 2012. The plan provides for a ¥1 trillion capital injection into TEPCO by the Nuclear Damage

Liability Facilitation Fund in July 2012. In addition, as part of the plan, TEPCO has requested its primary lenders, which includes us, to (1) maintain all existing credit lines until TEPCO can procure financing independently through corporate bond issuances, (2) re-lend any previous loans that TEPCO may have repaid between March 11 and September 30, 2011, and (3) provide additional debt financing of up to approximately ¥1 trillion in aggregate (including the amount provided in response to the request as described in (2) above). No request for debt-forgiveness was made to the lenders as part of the plan. We are carefully monitoring TEPCO’s progress under the plan, and are currently considering providing the requested financial support to TEPCO if TEPCO’s operations and financial standing are in accordance with the plan without any material change. Assuming that we had provided the additional debt financing requested by TEPCO under the plan as of March 31, 2012, our aggregate loans outstanding to the Japanese electric utility industry would have been approximately 2% of our total outstanding loans as of such date.

Update on Investment in Morgan Stanley

Pursuant to an agreement we entered into with Morgan Stanley in April 2011, we converted all of the Morgan Stanley convertible preferred stock that we previously held into Morgan Stanley’s common stock on June 30, 2011. Under the terms of the transaction, we exchanged convertible preferred stock with a face value of approximately $7.9 billion, or ¥808.3 billion, and a 10% per annum dividend for approximately 385 million shares of Morgan Stanley’s common stock, including approximately 75 million additional shares of Morgan Stanley’s common stock resulting from the adjustment to the conversion rate pursuant to the agreement. The adjustment to the conversion rate was recognized as a gain of $1.7 billion, or ¥139.3 billion, and was included in interest income on investment securities for the fiscal year ended March 31, 2012. We also appointed a second representative to Morgan Stanley’s board of directors. This conversion further strengthens the global strategic alliance between Morgan Stanley and us.

We held approximately 21.8% of the common shares in Morgan Stanley as of March 31, 2012, and our investment in Morgan Stanley’s common stock was included in Other assets as an investment in an equity method investee at March 31, 2012. Prior to the conversion, our investment in Morgan Stanley’s common stock represented 3.0% of the common shares in Morgan Stanley and was included in investment securities available for sale, and our Morgan Stanley’s convertible preferred stock was included in Other investment securities.

We adopted the equity method of accounting for our investment in Morgan Stanley for the fiscal year ended March 31, 2012. Our investments, results of operations and retained earnings have been adjusted retroactively on a step-by-step basis as if the equity method of accounting had been in effect during the previous reporting periods covered by this Annual Report. Our retroactive adjustment was applied to the existing approximately 3.0% investment in Morgan Stanley’s common stock through June 30, 2011, the date of the conversion.

As a result of the decline in the quoted market price of Morgan Stanley’s common stock after the conversion that we determined to be other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe, we recognized an impairment loss of ¥579.5 billion on our investment in the Morgan Stanley’s common stock, as of September 30, 2011, which was included in Equity in losses of equity method investees-net for the fiscal year ended March 31, 2012. For further information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Securities Joint Ventures with Morgan Stanley

As part of our strategic alliance with Morgan Stanley, we have conducted securities operations in Japan in collaboration with Morgan Stanley through a joint ownership structure. In May 2010, Morgan Stanley and we integrated our respective Japanese securities companies by forming securities joint ventures. We converted the wholesale and retail securities businesses in Japan conducted by the former Mitsubishi UFJ Securities Co., Ltd., or MUS, into Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS. Morgan Stanley contributed its Japanese investment banking operations conducted by its former wholly-owned subsidiary, Morgan Stanley

Japan Securities Co., Ltd., or Morgan Stanley Japan, to MUMSS. Morgan Stanley Japan was renamed Morgan Stanley MUFG Securities, Co., Ltd., or MSMS. We hold a 60% economic interest in MUMSS and MSMS, and Morgan Stanley holds a 40% economic interest in MUMSS and MSMS. We hold a 60% voting interest and Morgan Stanley holds a 40% voting interest in MUMSS, and we hold a 49% voting interest and Morgan Stanley holds a 51% voting interest in MSMS. Morgan Stanley’s and our economic and voting interests in the companies are held through intermediate holding companies. MUMSS and MSMS collaborate in providing capital markets services to investment banking clients of MUFG and Morgan Stanley and in offering a wide range of products and services, including Morgan Stanley’s global products and services to our retail and middle market customers in Japan as well as to investment banking clients of both parties. The two joint venture companies have continued to offer products and services in sales, trading and research areas separately.

Per the shareholders’ agreement between Morgan Stanley and us, to the extent that losses incurred by MUMSS or MSMS result in a requirement to restore its capital level, the controlling shareholder is solely responsible for providing additional capital to a minimum level and the noncontrolling shareholder is not obligated to contribute additional capital. In April 2011, due to losses incurred by MUMSS in the fiscal year ended March 31, 2011, we contributed ¥30 billion of new capital to MUMSS by acquiring newly issued shares of MUMSS. In October 2011, MUMSS implemented an early retirement program to reduce expenditures and improve operating performance. MUMSS recorded employee termination expenses of ¥20 billion in the second half of the fiscal year ended March 31, 2012. In November 2011, we contributed ¥20 billion of new capital to MUMSS by acquiring newly issued shares of MUMSS in order to improve and strengthen its capital base and restore its capital adequacy level. The new MUMSS shares have no voting rights and do not change the proportion of the voting interests in MUMSS or change the right to participate in MUMSS’ earnings. In order to reflect our existing 60% economic interest in MUMSS after our capital contributions, 40% of the new share issuances in April 2011 and November 2011, or ¥12 billion and ¥8 billion, respectively, were recognized as increases in noncontrolling interest and reductions in capital surplus, given that the rights to participate in the residual assets of MUMSS will be distributed to us and Morgan Stanley in proportion to our respective percentages of ownership interests.

Per the shareholders’ agreement between Morgan Stanley and us, to the extent that MUMSS is required to increase its capital level due to factors other than losses, such as future regulatory capital change, both we and Morgan Stanley are required to contribute the necessary capital based upon our respective economic interests as set forth above. In this context, to meet an anticipated change in regulatory capital requirements for MUMSS, we contributed ¥15 billion and Morgan Stanley contributed ¥10 billion of additional capital in November 2011, and the contribution by Morgan Stanley was recognized as an increase in noncontrolling interest.

For further information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Redemption of Preferred Securities issued by an Overseas Special Purpose Company

In July 2011, we redeemed a total of ¥120 billion of non-cumulative and non-dilutive perpetual preferred securities issued by a special purpose company in the Cayman Islands called MUFG Capital Finance 3 Limited. These securities were previously accounted for as part of our Tier I capital as of March 31, 2011.

Acquisition of The Royal Bank of Scotland Group’s Project Finance Related Assets

In December 2010, we entered into a sale and purchase agreement with The Royal Bank of Scotland Group plc, or RBS, to acquire from RBS approximately £3.3 billion of project finance related assets consisting of loans for natural resources, power and other infrastructure projects in Europe, the Middle-East and Africa, and related assets. In connection with this acquisition, we also agreed to acquire associated derivatives through one of our subsidiaries, Mitsubishi UFJ Securities International plc (London). The transaction contemplated by the agreement has been completed as of March 31, 2012.

UNBC’s Acquisition of Pacific Capital Bancorp

In March 2012, UNBC entered into a definitive agreement to acquire Pacific Capital Bancorp, a bank holding company headquartered in California where its primary subsidiary, Santa Barbara Bank & Trust, N.A., conducts its banking activities, for approximately $1.5 billion in cash. At March 31, 2012, Pacific Bancorp had total assets of approximately $5.9 billion and deposits of approximately $4.6 billion. The acquisition is expected to be completed in the quarter ending December 31, 2012, subject to certain customary closing conditions, including approvals from banking regulators.

Union Bank’s Acquisition of Smartstreet

In May 2012, Union Bank entered into a definitive agreement with PNC Bank, N.A. to acquire Smartstreet, an Atlanta-based financial services division of PNC Bank that has approximately $1 billion in deposits and provides banking services nationwide to homeowners associations and community association management companies. The acquisition is expected to be completed in the fall of 2012, subject to certain customary closing conditions, including approvals from banking regulators.

MUTB’s Strategic Business and Capital Alliance with AMP Holdings

In December 2011, MUTB entered into a strategic business and capital alliance with AMP Capital Holdings Limited, a subsidiary of AMP Limited, a financial services provider in Australia. As part of this alliance, in March 2012, MUTB acquired a 15% interest in AMP Capital Holdings, and appointed a representative to the board of directors of AMP Capital Holdings as a non-executive director.

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

Effective from the fiscal year ended March 31, 2011, we adopted new accounting guidance regarding disclosures about the credit quality of financing receivables and the allowance for credit losses. The new disclosure guidance defines a portfolio segment as the level at which an entity develops and documents a systematic methodology to determine the allowance for credit losses and a class of financing receivables as the level of disaggregation of portfolio segments based on the initial measurement attribute, risk characteristics and methods for assessing risk. We have divided our allowance for loan losses into four portfolio segments—Commercial, Residential, Card and UNBC. We further divide the Commercial segment into classes. The classes within the Commercial segment are domestic, foreign, and loans acquired with deteriorated credit quality. Within the domestic class, we further disaggregate into the industry type based on our approach to monitoring and assessing credit risks. Under this new disclosure guidance, the allowance is presented by portfolio segment. Specific items regarding activity that occurs during a reporting period, such as the allowance roll-forward disclosure, became effective during the fiscal year ended March 31, 2012. The adoption of this new disclosure guidance did not affect overall methodologies or policies used to establish our allowance for credit losses during the fiscal years ended March 31, 2011 and 2012.

We determine the appropriate level of the allowance for credit losses for each of our loan portfolios by evaluating various factors and assumptions, such as the borrower’s credit rating, collateral value, historical loss experience, and probability of insolvency based on the number of actual delinquencies as well as existing economic conditions. We update these various factors and assumptions on a regular basis and upon the occurrence of unexpected changes in the economic environment.

For the Commercial and UNBC segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowance comprises (1) an allowance for individual loans specifically identified for evaluation, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for country risk exposure within the Commercial segment covers transfer risk which is not specifically covered by other types of allowance. Both the allowance for country risk exposure and the formula allowance are provided for performing loans that are not subject to either the allowance for individual loans specifically identified for evaluation or the allowance for large groups of smaller-balance homogeneous loans.

The allowance for credit losses within the UNBC segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolio in this segment have occurred but have yet to be recognized in the allocated allowance.

For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies. We principally determine the allowance for credit losses based on the probability of insolvency by the number of actual delinquencies and historical loss experience.

For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and the related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments and current trends. In determining the appropriate level of allowance, we evaluate the probable loss by category of loan based on its type and characteristics.

In addition to the allowance for credit losses on our loan portfolio, we maintain an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, a variety of guarantees and standby letters of credit and other financial instruments. This allowance is included in other liabilities.

Determining the adequacy of the allowance for credit losses requires the exercise of considerable judgment and the use of estimates, such as those discussed above. Our actual losses could be more or less than the estimates. To the extent that actual losses differ from management’s estimates, additional provisions for credit losses may be required that would adversely impact our operating results and financial condition in future periods. For further information regarding our methodologies used in establishing the allowance for credit losses by portfolio segments and allowance for credit losses policies, see Note 1 to our consolidated financial statements included elsewhere in this Annual Report and “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative

Disclosures about Credit, Market and Other Risk—Credit Risk Management.”

Impairment of Investment Securities

US GAAP requires the recognition in earnings of an impairment loss on investment securities for a decline in fair value that is other than temporary. Determination of whether a decline is other than temporary often involves estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss has been incurred at the balance sheet date. These judgments are based on subjective as well as objective factors. We conduct a review semi-annually to identify and evaluate investment securities that have indications of possible impairment. The assessment of other-than-temporary impairment requires judgment and therefore can have an impact on the results of operations. Impairment is evaluated considering various factors, and their significance varies from case to case.

Debt and marketable equity securities.    In determining whether a decline in fair value below cost is other than temporary for a particular equity security, we generally consider factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value. In addition, an other-than-temporary impairment is recognized in earnings for marketable equity securities when one of the following criteria is met:

•	the fair value of investments is 20% or more below cost as of the end of the reporting period,

•

due to the financial condition and near-term prospects of the issuer, the issuer is categorized as “Likely to Become Bankrupt,” “Virtually Bankrupt” or “Bankrupt or de facto Bankrupt” status under the Japanese banking regulations,

•	the fair value of the investment has been below cost for six months or longer, or

•	the fair value of the securities is below cost and a decision has been made to sell the securities.

For debt securities, an other-than-temporary impairment is recognized in earnings if we have an intent to sell a debt security or if it is more likely than not we will be required to sell the debt security before recovery of its amortized cost basis. When we do not intend to sell a debt security and if it is more likely than not that we will not be required to sell the debt security before recovery of its amortized cost basis, the credit component of an other-than-temporary impairment of the debt security is recognized in earnings, but the noncredit component is recognized in accumulated other changes in equity from nonowner sources.

Certain securities held by BTMU, MUTB and certain other subsidiaries, which primarily consist of debt securities issued by the Japanese national government and generally considered to be of minimal credit risk, are determined not to be impaired as the respective subsidiaries do not have an intention to sell the securities, or those subsidiaries are not more likely than not required to sell before recovery of their amortized cost basis.

The determination of other-than-temporary impairment for certain debt securities held by UNBC, which primarily consist of residential mortgage-backed securities and certain asset-backed securities, is made on the basis of a cash flow analysis and monitoring of performance of such securities, as well as whether UNBC intends to sell, or is more likely than not required to sell, the securities before recovery of their amortized cost basis.

Nonmarketable equity securities.    Nonmarketable equity securities include equity securities of companies that are not publicly traded or are thinly traded. Such securities consist of cost-method investments, which are primarily carried at cost because their fair values were not readily determinable, and investment securities carried at their fair values, which are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers.

Nonmarketable equity securities issued by public companies and the remaining nonmarketable equity securities are generally carried at cost, subject to impairment.

For certain nonmarketable equity securities issued by public companies, such as preferred stock convertible to marketable common stock in the future, we have estimated fair value using commonly accepted valuation models, such as option pricing models based on a number of factors, including the quoted market price of the underlying marketable common stock, volatility and dividend repayments as appropriate, to determine if the investment is impaired in each reporting period. If the fair value of the investment is less than the cost of the investment, we proceed to evaluate whether the impairment is other than temporary. When the decline is other than temporary, those nonmarketable equity securities issued by public companies are written down to fair value estimated by commonly accepted valuation models.

With respect to the remaining nonmarketable equity securities, we perform a test to determine whether any impairment indicator exists with respect to each cost-method investment in each reporting period. The primary method we use to identify impairment indicators is a comparison of our share in an investee’s net assets to the carrying amount of our investment in the investee. We also consider whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. We periodically monitor the status of each investee including the credit ratings, which are generally updated once a year based on the annual financial statements of issuers. In addition, if an event that could impact the credit rating of an issuer occurs, we reassess the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. If an impairment indicator exits, we estimate the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, we proceed to conduct the other-than-temporary impairment evaluation. When we determine that the decline is other than temporary, such remaining nonmarketable equity securities are written down to the estimated fair value, determined based on such factors as the ratio of our investment in the issuer to the issuer’s net assets and the latest transaction price, if applicable.

Equity method investees.    We determine whether loss in value of investments is other than temporary, in consideration of various factors, such as the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the investees, and the intent and ability to retain its investment in the investees for a period of time sufficient to allow for any anticipated recovery in the fair value. We also evaluates additional factors, such as the condition and trend of the economic cycle, and trends in the general market.

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

Allowance for Repayment of Excess Interest

We maintain an allowance for repayment of excess interest based on our estimate of the potential liability exposure. Our estimate of the potential liability exposure represents the estimated amount of claims for repayment of excess interest to be received in the future. We expect that any such claim will be made in reliance on a 2006 ruling of the Japanese Supreme Court, or the Ruling. Under the Ruling, lenders are generally required to reimburse borrowers for interest payments made in excess of the limits stipulated by the Interest Rate Restriction Law upon receiving claims for reimbursement, despite the then-effective provisions of the Law Concerning Lending Business that exempted a lender from this requirement if the lender provided required notices to the borrower and met other specified requirements, and the borrower voluntarily made the interest payment.

While we have not entered into any consumer loan agreement after April 2007 that imposes an interest rate exceeding the limits stipulated by the Interest Rate Restriction Law, we need to estimate the number of possible claims for reimbursement of excess interest payments. To determine the allowance for repayment of excess interest, we analyze the historical number of repayment claims we have received, the amount of such claims, borrowers’ profiles, the actual amount of reimbursements we have made, management’s future forecasts, and other events that are expected to possibly affect the repayment claim trends in order to arrive at our best estimate of the potential liability. We believe that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the our financial position and results of operations. The allowance is recorded as a liability in Other liabilities.

For further information, see Note 24 to our consolidated financial statements included elsewhere in this Annual Report and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”

Income Taxes

Valuation of deferred tax assets.    A valuation allowance for deferred tax assets is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Future realization of the tax benefit of existing deductible temporary differences or carryforwards ultimately depends on the existence of sufficient taxable income and the applicable income tax rates in future periods.

In determining a valuation allowance, we perform a review of future reversals of existing taxable temporary differences, and future taxable income exclusive of reversing temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance is recognized against the deferred tax assets to the extent that it is more likely than not that they will not be realized.

Forecasted operating results, which serve as the basis of our estimation of future taxable income, have a significant effect on the amount of the valuation allowance. In developing forecasted operating results, we assume that our operating performance is stable for certain entities where strong positive evidence exists, including core earnings based on past performance over a certain period of time. The actual results may be adversely affected by unexpected or sudden changes in interest rates as well as an increase in credit-related expenses due to the deterioration of economic conditions in Japan and material declines in the Japanese stock market to the extent that such impacts exceed our original forecast. In addition, near-term taxable income and assumptions on future income tax rates are also influential on the amount of the expiration of unused operating loss carryforwards since the Japanese corporate tax law permits operating losses to be deducted for a predetermined period generally no longer than seven years for losses generated prior to April 1, 2008 and nine years for losses generated in fiscal years ending after April 1, 2008. For further information on the amount of operating loss carryforwards and the expiration dates, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

Because the establishment of the valuation allowance is an inherently uncertain process involving estimates as discussed above, the currently established valuation allowance may not be sufficient. If the estimated valuation allowance is not sufficient, we will incur additional deferred tax expenses, which could materially affect our operating results and financial condition in future periods.

Accruals for Uncertain Tax Positions.    We provide reserves for unrecognized tax benefits as required under the guidance on accounting for uncertainty in income taxes. In applying the guidance, we consider the relative risks and merits of positions taken in tax returns filed and to be filed, considering statutory, judicial, and regulatory guidance applicable to those positions. The guidance requires us to make assumptions and judgments about potential outcomes that lie outside management’s control. To the extent the tax authorities disagree with our conclusions, and depending on the final resolution of those disagreements, our effective tax rate may be materially affected in the period of final settlement with tax authorities.

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

If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss recorded in our consolidated statements of income. This test requires comparison of the implied fair value of the unit’s goodwill with the carrying amount of that goodwill. The estimate of the implied fair value of the reporting unit’s goodwill requires us to allocate the fair value of a reporting unit to all of the assets and liabilities of that reporting unit, including unrecognized intangible assets, if any, since the implied fair value is determined as the excess of the fair value of a reporting unit over the net amounts assigned to its assets and liabilities in the allocation. Accordingly, the second step of the impairment test also requires an estimate of the fair value of individual assets and liabilities, including any unrecognized intangible assets that belong to that unit. A change in the estimation could have an impact on impairment recognition since it is driven by hypothetical assumptions, such as customer behavior and interest rate forecasts. The estimation is based on information available to management at the time the estimation is made.

Intangible assets are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization for intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets. Intangible assets having indefinite useful lives are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite lived asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount exceeds the fair value of the intangible asset.

We evaluate the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life. When the useful life of intangible assets not subject to amortization is no longer determined to be indefinite, such as when unanticipated competition enters a market, the intangible asset is amortized over the remaining period that it is expected to contribute to positive cash flows. During the year ended March 31, 2012, we reevaluated the useful lives of our intangible assets related to our customer relationships from fund contracts, which had been previously recorded as intangible assets not subject to amortization. Due to the global financial downturn, including the recent financial market disruption in Europe and the downgrade of the US treasury bonds’ credit rating, the downward trend of customer assets under management, which was previously on an upward trend, is not expected to recover in the near future and therefore is no longer expected to support indefinite useful lives of the intangible assets associated with the customer relationships from fund contracts. As a result of the reevaluation, we reclassified our intangible assets related to the customer relationships of ¥42.2 billion from intangible assets not subject to amortization to those subject to amortization. For the details of these intangible assets, see Note 6 to our consolidated financial statements included elsewhere in this Annual Report.

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

For a further discussion of the valuation techniques or models applied to the material assets or liabilities, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

A.	Operating Results

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010	2011	2012
	(in billions)
Interest income(1)	¥2,757.9	¥2,550.2	¥2,595.9
Interest expense	774.4	670.7	640.1

Net interest income	1,983.5	1,879.5	1,955.8

Provision for credit losses	647.8	292.0	223.8
Non-interest income	2,469.4	1,694.8	1,440.6
Non-interest expense	2,508.1	2,460.5	2,322.7

Income before income tax expense	1,297.0	821.8	849.9
Income tax expense	413.0	433.7	429.2

Net income before attribution of noncontrolling interests	¥884.0	¥388.1	¥420.7
Net income (loss) attributable to noncontrolling interests	15.3	(64.5)	4.5

Net income attributable to Mitsubishi UFJ Financial Group	¥868.7	¥452.6	¥416.2

Note:
(1)	Interest income for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on conversion rate adjustment of convertible preferred stock. Exclusive of the one-time gain associated with the conversion, interest income for the fiscal year ended March 31, 2012 would have been lower.

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥416.2 billion for the fiscal year ended March 31, 2012, a decrease of ¥36.4 billion from ¥452.6 billion for the fiscal year ended March 31, 2011. Our diluted earnings per share of common stock (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the fiscal year ended March 31, 2012 was ¥28.09, a decrease of ¥2.34 from ¥30.43 for the fiscal year ended March 31, 2011. Income before income tax expense for the fiscal year ended March 31, 2012 was ¥849.9 billion, an increase of ¥28.1 billion from ¥821.8 billion for the fiscal year ended March 31, 2011.

Net Interest Income

The following is a summary of the interest rate spread for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010		2011		2012
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥127,830.2	1.34%	¥130,922.3	1.16%	¥130,856.7	1.07%
Foreign(1)	47,540.5	2.20	49,338.1	2.08	53,322.4	2.24

Total	¥175,370.7	1.57%	¥180,260.4	1.41%	¥184,179.1	1.41%

Financed by:
Interest-bearing liabilities:
Domestic	¥124,431.3	0.37%	¥126,908.2	0.29%	¥130,916.6	0.26%
Foreign	33,725.1	0.93	34,436.5	0.87	34,504.0	0.88

Total	158,156.4	0.49	161,344.7	0.42	165,420.6	0.39
Non-interest-bearing liabilities	17,214.3	—	18,915.7	—	18,758.5	—

Total	¥175,370.7	0.44%	¥180,260.4	0.37%	¥184,179.1	0.35%

Interest rate spread		1.08%		0.99%		1.02%
Net interest income as a percentage of total interest-earning assets		1.13%		1.04%		1.06%

Note:
(1)	Interest income on foreign activities for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on conversion rate adjustment of convertible preferred stock. Exclusive of the one-time gain associated with the conversion, the average rate for the fiscal year ended March 31, 2012 would have been lower.

We use interest rate and other derivative contracts to manage the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under US GAAP and thus are accounted for as trading assets or liabilities. Any gains or losses resulting from such derivative instruments are recorded as part of net trading account profits or losses. Therefore, our net interest income for each of the fiscal years ended March 31, 2010, 2011 and 2012 was not materially affected by gains or losses resulting from such derivative instruments. For a detailed discussion of our risk management activities, see “—A. Operating Results—Results of Operations—Non-Interest Income” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Net interest income for the fiscal year ended March 31, 2012 was ¥1,955.8 billion, an increase of ¥76.3 billion from ¥1,879.5 billion for the fiscal year ended March 31, 2011. The increase in our net interest income mainly reflected the recognition as interest income of the ¥139.3 billion gain realized from the adjustment to the conversion rate associated with our conversion of Morgan Stanley’s preferred stock into Morgan Stanley’s common stock, and a decrease in the interest expense on deposits due to the impact of the low interest rate environment that continued throughout the fiscal year ended March 31, 2012. In Japan, the Bank of Japan maintained a “monetary easing policy” throughout the fiscal year ended March 31, 2012. Exclusive of the gain associated with the conversion of our Morgan Stanley’s preferred stock of ¥139.3 billion for the fiscal year ended March 31, 2012 and the related preferred dividends of ¥66.0 billion for the fiscal year ended March 31, 2011, net interest income was ¥1,816.5 billion, an increase of ¥3.0 billion compared to the previous fiscal year.

Inclusive of the gain associated with the conversion of our Morgan Stanley’s preferred stock and the related preferred dividends, the average interest rate spread (average interest rate for interest-earning assets minus average interest rate for interest-bearing liabilities) increased three basis points from 0.99% for the fiscal year ended March 31, 2011 to 1.02% for the fiscal year ended March 31, 2012. For the fiscal year ended March 31, 2012, the average rate on interest-bearing liabilities decreased from 0.42% to 0.39% mainly due to the lower average rate on domestic deposits.

Exclusive of the gain associated with the conversion of our Morgan Stanley’s preferred stock of ¥139.3 billion for the fiscal year ended March 31, 2012 and the related preferred dividends of ¥66.0 billion for the fiscal year ended March 31, 2011, the average interest rate spread decreased one basis point from 0.96% for the fiscal year ended March 31, 2011 to 0.95% for the fiscal year ended March 31, 2012. In particular, the average rate on domestic loans and domestic investment securities decreased because of the low interest environment in Japan, resulting in a tighter average interest rate spread. If the Bank of Japan continues to maintain its zero interest rate policy as well as other monetary easing policies, our interest rate spread on domestic loans will likely continue to be under severe pressure. Moreover, if additional monetary easing policies are adopted in the United States and European countries, our interest rate spread on foreign loans may also be negatively impacted.

Average interest-earning assets for the fiscal year ended March 31, 2012 were ¥184,179.1 billion, an increase of ¥3,918.7 billion from ¥180,260.4 billion for the fiscal year ended March 31, 2011. This increase in average interest-earning assets was primarily attributable to an increase of ¥3,067.7 billion in domestic investment securities and an increase of ¥2,701.8 billion in foreign trading account assets, partially offset by a decrease of ¥2,706.6 billion in domestic loans. The increase in investment securities was mainly due to an increase in our investment in Japanese national government and government agency bonds as part of our asset and liability management policy applicable to the yen-denominated deposited funds exceeding our net loans. The increase both in the average balance of and the average rate on investment securities resulted in an increase in our interest income in investment securities for the fiscal year ended March 31, 2012 by ¥62.0 billion compared to the prior fiscal year.

Average interest-bearing liabilities for the fiscal year ended March 31, 2012 were ¥165,420.6 billion, an increase of ¥4,075.9 billion from ¥161,344.7 billion for the fiscal year ended March 31, 2011. This increase was mainly due to an increase of ¥2,473.4 billion in domestic other short-term borrowings and trading account liabilities and an increase of ¥2,018.3 billion in domestic call money, funds purchased, and payables under repurchase agreements and securities lending transactions, partially offset by a decrease of ¥885.2 billion in long-term debt. The increase in payables under repurchase agreements and securities lending transactions was mainly attributable to increases in repurchase and reverse repurchase transactions as our holdings of Japanese government bonds increased. The decrease in long-term debt was mainly due to a decrease in obligations under loan securitization transactions. Despite the increase in the average balance of interest-bearing liabilities, the decrease in the average rate resulted in a decrease in our interest expense for the fiscal year ended March 31, 2012 by ¥30.6 billion compared to the prior fiscal year.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Net interest income for the fiscal year ended March 31, 2011 was ¥1,879.5 billion, a decrease of ¥104.0 billion from ¥1,983.5 billion for the fiscal year ended March 31, 2010. The decrease in our net interest income mainly reflected the decrease of outstanding loans and the impact of the low interest rate environment that continued throughout the fiscal year ended March 31, 2011. In Japan, the Bank of Japan maintained monetary easing policies, including its “zero interest rate” policy, throughout the fiscal year ended March 31, 2011. In this environment, the average interest rate on domestic interest-earning assets decreased more than the decrease in the average interest rate on domestic interest-bearing liabilities. Central banks outside of Japan also continued to reduce or maintained their base interest rates at low levels to counter deflationary pressures caused by the financial crisis and the economic recession.

The average interest rate spread (average interest rate for interest-earning assets minus average interest rate for interest-bearing liabilities) decreased nine basis points from 1.08% for the fiscal year ended March 31, 2010 to 0.99% for the fiscal year ended March 31, 2011. For the fiscal year ended March 31, 2011, the average rate on interest-bearing liabilities decreased from 0.49% to 0.42% mainly due to the lower average rate on total deposits. However, the average rate on loans and investment securities decreased further due to lower domestic interest rates, which resulted in a decrease in the average interest rate spread. Consequently, net interest income decreased ¥104.0 billion due to changes in interest rates.

Average interest-earning assets for the fiscal year ended March 31, 2011 were ¥180,260.4 billion, an increase of ¥4,889.7 billion from ¥175,370.7 billion for the fiscal year ended March 31, 2010. This increase in average interest-earning assets was primarily attributable to an increase of ¥13,417.9 billion in investment securities, partially offset by a ¥7,717.3 billion decrease in both domestic and foreign loans. The increase in investment securities was mainly due to an increase in investment in Japanese national government and government agency bonds as part of our asset and liability management policy applicable to the increased amount of yen-denominated deposited funds. The increase in the average balance of investment securities and decrease in the average rate resulted in a slight increase in our interest income in investment securities for the fiscal year ended March 31, 2011 by ¥16.8 billion compared to the prior fiscal year, which was more than offset by a decrease in interest income from domestic and foreign loans of ¥249.9 billion due to a decrease of outstanding loans and lower average domestic interest rate.

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

Provision for Credit Losses

Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For the description of the approach and methodology used to establish the allowance for credit losses, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio—Allowance policy.”

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Provision for credit losses for the fiscal year ended March 31, 2012 was ¥223.8 billion, a decrease of ¥68.2 billion from ¥292.0 billion for the fiscal year ended March 31, 2011. The provision for credit losses decreased ¥149.6 billion in our domestic loan portfolio and increased ¥81.4 billion in our foreign loan portfolio.

The decrease in the domestic portfolio was mainly due to a smaller increase in restructured residential mortgage loans for the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011, when we experienced a higher than usual increase in such restructured residential mortgage loans. Domestic restructured residential loans, however, continued to increase, though at a reduced rate, in the fiscal year ended March 31, 2012. See “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio—Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more.”

The provision for credit losses in our foreign portfolio for the fiscal year ended March 31, 2012 was ¥4.1 billion, compared to a reversal of provision for credit losses of ¥77.3 billion for the previous fiscal year. The reversal in the previous fiscal year was mainly due to a decrease in the provisions in UNBC and other overseas offices as a result of a slight recovery of the global market, particularly in the United States.

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

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010	2011	2012
	(in billions)
Fees and commissions income:
Trust fees	¥107.2	¥100.5	¥95.0
Fees on funds transfer and service charges for collections	145.9	142.5	139.8
Fees and commissions on international business	61.2	58.5	57.7
Fees and commissions on credit card business	137.4	146.6	149.9
Service charges on deposits	27.4	22.2	18.2
Fees and commissions on securities business	129.7	138.9	128.4
Fees on real estate business	19.9	22.6	23.6
Insurance commissions	22.9	27.5	33.7
Fees and commissions on stock transfer agency services	53.0	51.9	49.3
Guarantee fees	70.5	64.3	58.4
Fees on investment funds business	127.3	130.4	126.6
Other fees and commissions	237.1	222.5	219.4

Total	1,139.5	1,128.4	1,100.0
Foreign exchange gains—net	216.7	260.7	34.3

Trading account profits—net:
Net profits (losses) on interest rate and other derivative contracts	(88.5)	(3.1)	77.7
Net profits on trading account securities, excluding derivatives	850.0	137.0	589.6

Total	761.5	133.9	667.3

Investment securities gains—net:
Net gains on sales of securities available for sale:
Debt securities	83.7	147.0	142.9
Marketable equity securities	213.5	87.4	34.1
Impairment losses on securities available for sale:
Debt securities	(29.8)	(20.5)	(13.8)
Marketable equity securities	(62.9)	(115.6)	(176.1)
Other	18.5	23.5	32.3

Total	223.0	121.8	19.4
Equity in losses of equity method investees—net	(83.9)	(113.0)	(499.4)
Gains on sales of loans	21.2	14.5	15.6
Other non-interest income	191.4	148.5	103.4

Total non-interest income	¥2,469.4	¥1,694.8	¥1,440.6

Net foreign exchange gains are comprised of foreign exchange gains (losses) related to derivative contracts, foreign exchange gains (losses) other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

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

Net trading account profits are comprised of net profits (losses) on interest rate and other derivative contracts and net profits on trading account securities, excluding derivatives.

Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which relate to primarily trading purpose activities, primarily includes:

•

Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;

•	Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions; and

•	Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.

Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net profits on trading account securities, excluding derivatives, are comprised of net profits (losses) on trading account securities and net profits (losses) on trading account securities under the fair value option. Net profits (losses) on trading account securities primarily constitute gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Investment securities held by certain consolidated variable interest entities are included in accordance with the applicable accounting treatments. Net profits

(losses) on securities under the fair value option are classified into trading accounts profits (losses) in accordance with certain accounting treatments. For the details of the fair value option, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

Net investment securities gains primarily include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as securities available for sale. In addition, impairment losses are recognized as an offset of net investment securities gains (losses) when management concludes that declines in fair value of investment securities are other than temporary.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Non-interest income for the fiscal year ended March 31, 2012 was ¥1,440.6 billion, a decrease of ¥254.2 billion from ¥1,694.8 billion for the fiscal year ended March 31, 2011. This decrease was mainly due to an impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock resulting from a decline in the quoted market price of Morgan Stanley’s common stock that we determined to be other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. This was partially offset by an increase in gains on valuation of foreign currency denominated debt securities.

Fees and commissions income

Fees and commissions income for the fiscal year ended March 31, 2012 was ¥1,100.0 billion, a decrease of ¥28.4 billion from ¥1,128.4 billion for the fiscal year ended March 31, 2011. This decrease was primarily due to a decrease of ¥ 10.5 billion in fees and commissions from our securities business, reflecting the slowdown of the domestic market. The decrease in fees and commissions income was also due to decreases in trust fees, service charges on deposits, guarantee fees and fees from our investment funds business, reflecting a general decrease in the volume of these businesses.

Net foreign exchange gains

Net foreign exchange gains for the fiscal year ended March 31, 2012 were ¥34.3 billion, compared to net foreign exchange gains of ¥260.7 billion for the fiscal year ended March 31, 2011. During the fiscal year ended March 31, 2012, fluctuations in the exchange rate between the Japanese yen and the US dollar remained relatively small compared to the previous fiscal year. The foreign exchange gains other than derivative contracts decreased from the previous fiscal year, mainly due to a decrease in translation gains on monetary liabilities denominated in foreign currencies. On the other hand, foreign exchange gains (losses) related to the fair value option improved from the previous fiscal year, mainly due to translation gains on securities denominated in foreign currencies, which were acquired during periods of appreciation of the Japanese yen.

	Fiscal years ended March 31,
	2011	2012
	(in billions)
Foreign exchange gains—net:
Foreign exchange gains (losses) derivative contracts	¥79.8	¥(94.9)
Foreign exchange gains on other than derivative contracts	1,018.4	72.1
Foreign exchange gains (losses) related to the fair value option	(837.5)	57.1

Total	¥260.7	¥34.3

Net trading account profits

The following table sets forth the details of our trading account profits and losses for the fiscal years ended March 31, 2011 and 2012:

	Fiscal years ended March 31,
	2011	2012
	(in billions)
Trading account profits—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥(27.4)	¥160.4
Equity contracts	20.8	(46.8)
Commodity contracts	2.1	(1.3)
Credit derivatives	(5.9)	1.6
Other	7.3	(36.2)

Total	¥(3.1)	¥77.7

Net profits on trading account securities, excluding derivatives
Trading account securities	¥68.4	¥149.7
Trading account securities under the fair value option	68.6	439.9

Total	¥137.0	¥589.6

Total	¥133.9	¥667.3

Net trading account profits for the fiscal year ended March 31, 2012 were ¥667.3 billion, compared to ¥133.9 billion for the fiscal year ended March 31, 2011. The increase in net trading account profits was largely due to an increase in net profits on trading account securities, excluding derivatives. Net profits on trading account securities, excluding derivatives, are comprised of two items—net profits (losses) on trading account securities and net profits (losses) on trading account securities under the fair value option. Net profits on trading account securities under the fair value option increased to ¥439.9 billion for the fiscal year ended March 31, 2012 from ¥68.6 billion for the fiscal year ended March 31, 2011, mainly due to an increase in gains on valuation of foreign currency denominated debt securities.

On the other hand, we recorded net loss on equity contracts of ¥46.8 billion for the fiscal year ended March 31, 2012, compared to net profit on equity contracts ¥20.8 billion for the fiscal year ended March 31, 2011. Net loss was mainly due to valuation losses on equity futures and options reflecting the downward trend in the equity market. We, however, recorded net profit on interest rate contracts of ¥160.4 billion for the fiscal year ended March 31, 2012, compared to net loss on interest rate contracts of ¥27.4 billion for the fiscal year ended March 31, 2011, when our securities subsidiary recorded large losses on interest rate swap trading.

Net investment securities gains

Net investment securities gains for the fiscal year ended March 31, 2012 were ¥19.4 billion, a decrease of ¥102.4 billion from ¥121.8 billion for the fiscal year ended March 31, 2011. This decrease was mainly due to a decrease of ¥53.3 billion in gains on sales of marketable equity securities to ¥34.1 billion for the fiscal year ended March 31, 2012 from ¥87.4 billion for the previous fiscal year, and an increase of ¥60.5 billion in impairment losses on marketable equity securities to ¥176.1 billion for the fiscal year ended March 31, 2012 from ¥115.6 billion for the previous fiscal year, reflecting the weakness in the Japanese domestic stock prices following the Great East Japan Earthquake in March 2011. These factors were offset by a decrease in impairment losses on debt securities to ¥13.8 billion for the fiscal year ended March 31, 2012 from ¥20.5 billion for the fiscal year ended March 31, 2011, which reflected the low interest rate environment due to Japan’s long-stagnant economy and the monetary easing policy of the Bank of Japan.

Net equity in losses of equity method investees

Net equity in losses of equity method investees for the fiscal year ended March 31, 2012 was ¥499.4 billion, an increase of ¥386.4 billion from ¥113.0 billion for the fiscal year ended March 31, 2011. This increase was mainly due to an impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock resulting from a decline in the quoted market price of Morgan Stanley’s common stock that we determined to be other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. This was partially offset by the improvement of ¥83.7 billion in equity in profits of equity method investees relating to our investments in the consumer finance industry. For further information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Non-interest income for the fiscal year ended March 31, 2011 was ¥1,694.8 billion, a decrease of ¥774.6 billion, from ¥2,469.4 billion for the fiscal year ended March 31, 2010. This decrease was primarily due to a decrease in net trading account profits of ¥627.6 billion from ¥761.5 billion for the fiscal year ended March 31, 2010 to ¥133.9 billion for the fiscal year ended March 31, 2011 and a decrease in net investment securities profits of ¥101.2 billion from ¥223.0 billion for the fiscal year ended March 31, 2010 to ¥121.8 billion for the fiscal year ended March 31, 2011.

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
Foreign exchange gains—net:
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

Net trading account profits

Net trading account profits of ¥133.9 billion were recorded for the fiscal year ended March 31, 2011, compared to net trading account profits of ¥761.5 billion for the fiscal year ended March 31, 2010. The following table sets forth the details of our trading account profits and losses for the fiscal years ended March 31, 2010 and 2011:

	Fiscal years ended March 31,
	2010	2011
	(in billions)
Trading account profits net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥213.4	¥(27.4)
Equity contracts	(217.2)	20.8
Commodity contracts	(9.0)	2.1
Credit derivatives	(97.3)	(5.9)
Other	21.6	7.3

Total	¥(88.5)	¥(3.1)

Net profits on trading account securities, excluding derivatives
Trading account securities	¥522.7	¥68.4
Trading account securities under the fair value option	327.3	68.6

Total	¥850.0	¥137.0

Total	¥761.5	¥133.9

The decrease in net trading account profits was largely due to a decrease of net profits on trading account securities, excluding derivatives. Net profits on trading account securities, excluding derivatives are comprised of two items—net profits (losses) on trading account securities and net profits (losses) on trading account securities under the fair value option. Net profits on trading account securities decreased from ¥522.7 billion for the fiscal year ended March 31, 2010 to ¥68.4 billion for the fiscal year ended March 31, 2011, mainly due to a decrease in gains on valuation of foreign currency denominated debt securities, resulting from an increase in interest rates for foreign currency denominated trading account securities and a decrease in gains on valuation and sales of domestic equity securities, affected by low stock prices. Net profits on trading account securities under the fair value option decreased from ¥327.3 billion for the fiscal year ended March 31, 2010 to ¥68.6 billion for the fiscal year ended March 31, 2011, mainly due to a decrease in gains on valuation of foreign currency denominated debt securities, resulting from an increase in interest rates for foreign currency denominated trading account securities.

On the other hand, net losses on interest rate and other derivative contracts decreased from ¥88.5 billion for the fiscal year ended March 31, 2010 to ¥3.1 billion for the fiscal year ended March 31, 2011, mainly due to an increase in gains on equity contracts of ¥238.0 billion and a decrease in losses on credit derivatives of ¥91.4 billion, which was partially offset by a decrease in profits on interest rate contracts of ¥240.8 billion. Net profit on equity contracts in the fiscal year ended March 31, 2011, was mainly due to the downward trend in equity stock prices during the period, resulting in a positive impact on the value of our stock futures and options. Net losses on credit derivatives decreased from the previous fiscal year as the credit spreads continued to shrink through the fiscal year ended March 31, 2011. We recorded losses because of our larger net position in protection bought. Profits on interest rate contracts decreased from the previous fiscal year mainly due to a decrease in transaction volume, resulting in a decrease in unrealized gains on interest rate derivative contracts, and our securities subsidiary recording trading losses related to interest rate swaps, which led to net losses on interest rate contracts for the fiscal year ended March 31, 2011.

Net investment securities gains

Net investment securities gains for the fiscal year ended March 31, 2011 were ¥121.8 billion, a decrease of ¥101.2 billion from ¥223.0 billion for the fiscal year ended March 31, 2010. This decrease was mainly due to a decrease in gains on sales of marketable equity securities to ¥87.4 billion, and an increase of impairment losses on marketable equity securities to ¥115.6 billion for the fiscal year ended March 31, 2011, compared to ¥213.5 billion and ¥62.9 billion for the fiscal year ended March 31, 2010, respectively, reflecting the weakness in the Japanese domestic stock prices following the Great East Japan Earthquake in March 2011. The Nikkei Stock Average was ¥9,755.10 as of March 31, 2011, compared to ¥11,089.94 as of March 31, 2010. These factors were offset by an increase in gains on debt securities available for sale of ¥147.0 billion for the fiscal year ended March 31, 2011, an increase of ¥63.3 billion from ¥83.7 billion for the fiscal year ended March 31, 2010, which reflected the low interest rate due to Japan’s long-stagnant economy and the monetary easing policy of the Bank of Japan.

Net equity in losses of equity method investees

Net equity in losses of equity method investees for the fiscal year ended March 31, 2011 were ¥113.0 billion, an increase of ¥29.1 billion from ¥83.9 billion for the fiscal year ended March 31, 2010. This increase was mainly due to an impairment loss on our investment in Morgan Stanley of ¥27.5 billion for the fiscal year ended March 31, 2011 resulting from retroactive application of the equity method of accounting for our investment in Morgan Stanley.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010	2011	2012
	(in billions)
Salaries and employee benefits	¥908.2	¥864.0	¥900.1
Occupancy expenses—net	171.1	162.5	150.8
Fees and commissions expenses	196.5	212.5	204.7
Outsourcing expenses, including data processing	215.4	194.8	191.1
Depreciation of premises and equipment	120.3	99.7	94.8
Amortization of intangible assets	225.0	220.0	212.2
Impairment of intangible assets	12.4	26.6	31.0
Insurance premiums, including deposit insurance	112.5	113.9	115.4
Communications	57.1	53.0	49.3
Taxes and public charges	69.1	65.9	65.6
Provision for repayment of excess interest	44.8	85.7	—
Impairment of goodwill	0.5	—	—
Other non-interest expenses	375.2	361.9	307.7

Total non-interest expense	¥2,508.1	¥2,460.5	¥2,322.7

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Non-interest expense for the fiscal year ended March 31, 2012 was ¥2,322.7 billion, a decrease of ¥137.8 billion from ¥2,460.5 billion for the previous fiscal year. This decrease was mainly due to a decrease in provision for repayment of excess interest to nil for the fiscal year ended March 31, 2012 from ¥85.7 billion for the fiscal year ended March 31, 2011 and a decrease of ¥54.2 billion in other non-interest expenses to ¥307.7 billion for the fiscal year ended March 31, 2012 from ¥361.9 billion for the fiscal year ended March 31, 2011.

Salaries and employee benefits

Salaries and employee benefits for the fiscal year ended March 31, 2012 were ¥900.1 billion, an increase of ¥36.1 billion from ¥864.0 billion for the previous fiscal year. This increase was mainly due to an increase of additional retirement benefit expenses resulting from the implementation of an early retirement program by MUMSS and increases in retirement benefit expenses at our banking and trust banking subsidiaries.

Fees and commissions expenses

Fees and commissions expenses for the fiscal year ended March 31, 2012 were ¥204.7 billion, a decrease of ¥7.8 billion from ¥212.5 billion for the fiscal year ended March 31, 2011. The decrease reflected the overall decrease in transaction fees recorded in our banking subsidiary as transaction volume decreased.

Amortization of intangible assets

Amortization of intangible assets for the fiscal year ended March 31, 2012 were ¥212.2 billion, a decrease of ¥7.8 billion from ¥220.0 billion for the fiscal year ended March 31, 2011. This was mainly due to an ongoing amortization on intangible assets such as core deposit intangibles, which represent a premium on a favorable and stable source of funds, under declining-balance method.

Provision for repayment for excess interest

Provision for repayment for excess interest for the fiscal year ended March 31, 2012 was nil, compared to ¥85.7 billion for the fiscal year ended March 31, 2011. We believe that we maintain an appropriate level of allowance for repayment of excess interest as of March 31, 2012.

Other non-interest expenses

Other non-interest expenses for the fiscal year ended March 31, 2012 were ¥307.7 billion, a decrease of ¥54.2 billion from 361.9 billion for the fiscal year ended March 31, 2011. This decrease was mainly due to the absence of impairment losses on the deposits with the Special Fund recorded in the fiscal year ended March 31, 2011 associated with a government-led loan restructuring program for failed housing-loan companies. For more information, see “Loans and Allowance for Credit Losses—Government-led Loan Restructuring Program” in Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

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

Fees and commissions expenses

Fees and commissions expenses for the fiscal year ended March 31, 2011 were ¥212.5 billion, an increase of ¥16.0 billion from ¥196.5 billion for the fiscal year ended March 31, 2010. The increase reflects the overall increase in transaction fees recorded in our banking subsidiary as transaction volume increased.

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

Income Tax Expense

The following table presents a summary of our income tax expense for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010	2011	2012
	(in billions, except percentages)
Income before income tax expense	¥1,297.0	¥821.8	¥849.9
Income tax expense	¥413.1	¥433.7	¥429.2
Effective income tax rate	31.9%	52.8%	50.5%
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2010, 2011 and 2012 are summarized as follows:

	Fiscal years ended March 31,
	2010	2011	2012
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.2	0.3	0.2
Dividends from foreign subsidiaries	0.0	0.1	0.1
Foreign tax credits and payments	0.7	3.3	(2.1)
Lower tax rates applicable to income of subsidiaries	(0.7)	(0.6)	(0.5)
Change in valuation allowance	(5.8)	10.6	2.3
Realization of previously unrecognized tax effects of subsidiaries	(0.9)	(3.7)	0.0
Nontaxable dividends received	(0.1)	(2.7)	(3.4)
Undistributed earnings of subsidiaries	(1.6)	(1.5)	0.2
Tax and interest expense for uncertainty in income taxes	0.6	0.2	0.1
Expiration of loss carryforward	0.2	6.4	4.8
Effect of changes in tax laws	—	—	9.1
Other—net	(1.3)	(0.2)	(0.9)

Effective income tax rate	31.9%	52.8%	50.5%

The effective income tax rate of 50.5% for the fiscal year ended March 31, 2012 was 9.9 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This higher effective income tax rate primarily caused by changes in tax laws that mainly include an approximately 5% reduction in the effective statutory rate of corporate tax from 40.6% to 35.6%, which accounted for 9.1% of the difference between the combined normal effective statutory tax rate and the effective income tax rate. The change in tax laws resulted in an increase of ¥78.0 billion in income tax expense for the fiscal year ended March 31, 2012. For further information on the tax reform laws, see “—B. Liquidity and Capital Resources—Financial Condition—Deferred Tax Assets.”

The effective income tax rate of 52.8% for the fiscal year ended March 31, 2011 was 12.2 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This higher effective income tax rate primarily reflected an increase in the valuation allowance against deferred tax assets which accounted for 10.6% of the difference between the combined normal effective statutory tax rate and the effective income tax rate. The valuation allowance increased ¥85.2 billion to ¥726.8 billion at March 31, 2011 from ¥641.6 billion at March 31, 2010, as a result of an additional valuation allowance related to operating loss carryforwards by certain subsidiaries that were no longer deemed to be “more likely than not” to be realized.

The effective income tax rate of 31.9% for the fiscal year ended March 31, 2010 was 8.7 percentage points lower than the combined normal effective statutory tax rate of 40.6%. This lower effective income tax rate primarily reflected a decrease in the valuation allowance against deferred tax assets which accounted for 5.8 percentage points of the difference between the combined normal effective statutory tax rate and the effective income tax rate. The valuation allowance decreased ¥88.3 billion to ¥641.6 billion at Mach 31, 2010 from ¥729.9 billion at March 31, 2009, as a result of our projected ability to utilize net operating loss carryforward, against future taxable income for the fiscal year ended March 31, 2010 in excess of the previously projected taxable income for the fiscal year ended March 31, 2009 and improved probability of realization of future tax benefits based on increased expected taxable income in future periods.

Net income (loss) attributable to noncontrolling interests

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

We recorded net income attributable to noncontrolling interests of ¥4.5 billion for the fiscal year ended March 31, 2012, compared to net loss attributable to noncontrolling interests of ¥64.5 billion for the previous fiscal year. This was mainly due to a decrease in net loss recorded at MUMSS in the fiscal year ended March 31, 2012.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

We recorded net loss attributable to noncontrolling interests of ¥64.5 billion for the fiscal year ended March 31, 2011, compared to net income attributable to noncontrolling interests of ¥15.3 billion for the previous fiscal year. This was mainly due to the loss recorded at MUMSS in the fiscal year ended March 31, 2011, which resulted mainly from an approximately ¥80.0 billion loss from its fixed income trading business including the cost of withdrawing from the business.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Annual Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our consolidated financial statements prepared on the basis of US GAAP. For example, operating profit does not reflect items such as a part of the provision for credit losses (primarily equivalent to the formula allowance under US GAAP), foreign exchange gains (losses) and investment securities gains (losses). We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following four areas—Retail, Corporate, Trust Assets, and Global. Effective March 24, 2011, we changed our managerial accounting method mainly by transferring the sales and trading business of MUMSS from the Integrated Corporate Banking Business Group segment to the Global Markets segment. In addition, effective July 1, 2011, we added the Integrated Global Business Group as a fourth area by shifting most of our global operations mainly from the Integrated Corporate Banking Business Group. This change in our business segments was implemented to change the previous practice of each Group entity’s individual promotion of global businesses to a more Group-wide approach. The new approach is designed to enable us to exercise our comprehensive expertise to more effectively provide our customers with value-added services outside of Japan. Effective October 1, 2011, we changed our managerial accounting method applied mainly to fees and commissions, which mainly affected the Integrated Trust Assets Business Group.

Operations that are not covered by the integrated business group system are classified under Global Markets and Other.

Prior period business segment information has been reclassified to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

The following is a brief explanation of our business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities businesses. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. This business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers.

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

Integrated Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through Union Bank), through a global network of more than 500 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs. Union Bank is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. Union Bank’s parent company is UNBC, which is a bank holding company in the United States.

Global Markets—Covers the asset and liability management and strategic investments of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUMSS.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

For further information, see Note 27 to our consolidated financial statements included elsewhere in this Annual Report.

Our business segment information, set forth in the following table, is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices and is not consistent with our consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with US GAAP. For information on a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the consolidated statements of income, see Note 27 to our consolidated financial statements included elsewhere in this Annual Report.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group
				Other than UNBC	UNBC	Total	Global Markets	Other	Total
	(in billions)
Fiscal year ended March 31, 2010:
Net revenue:	¥1,436.6	¥896.5	¥152.3	¥341.0	¥265.3	¥606.3	¥597.4	¥(89.0)	¥3,600.1
Operating expenses	988.3	473.1	86.3	203.9	166.7	370.6	113.6	167.3	2,199.2

Operating profit (loss)	¥448.3	¥423.4	¥66.0	¥137.1	¥98.6	¥235.7	¥483.8	¥(256.3)	¥1,400.9

Fiscal year ended March 31, 2011:
Net revenue:	¥1,348.4	¥900.7	¥148.6	¥338.1	¥267.2	¥605.3	¥560.7	¥(40.7)	¥3,523.0
Operating expenses	945.1	464.2	88.1	200.7	173.3	374.0	105.7	150.9	2,128.0

Operating profit (loss)	¥403.3	¥436.5	¥60.5	¥137.4	¥93.9	¥231.3	¥455.0	¥(191.6)	¥1,395.0

Fiscal year ended March 31, 2012:
Net revenue:	¥1,274.1	¥884.8	¥140.5	¥401.1	¥252.0	¥653.1	¥690.7	¥(49.7)	¥3,593.5
Operating expenses	903.6	447.7	87.3	225.1	173.0	398.1	96.6	165.4	2,098.7

Operating profit (loss)	¥370.5	¥437.1	¥53.2	¥176.0	¥79.0	¥255.0	¥594.1	¥(215.1)	¥1,494.8

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group decreased ¥74.3 billion to ¥1,274.1 billion for the fiscal year ended March 31, 2012 from ¥1,348.4 billion for the fiscal year ended March 31, 2011. Net revenue of the Integrated Retail Banking Business Group mainly consists of domestic revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The decrease in net revenue reflected a decrease in deposit related income due to the impact of the low interest rate environment that continued throughout the fiscal year ended March 31, 2012, and a decrease in income related to our group companies engaged in the consumer finance business due to regulatory changes, partially offset by an increase in fees from sales of insurance and other investment products.

Operating expenses of the Integrated Retail Banking Business Group decreased ¥41.5 billion to ¥903.6 billion for the fiscal year ended March 31, 2012 from ¥945.1 billion for the fiscal year ended March 31, 2011. This is mainly due to reductions in provisions for repayment of excess interest in our group consumer finance companies.

Operating profit of the Integrated Retail Banking Business Group decreased ¥32.8 billion to ¥370.5 billion for the fiscal year ended March 31, 2012 from ¥403.3 billion for the fiscal year ended March 31, 2011.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group decreased ¥15.9 billion to ¥884.8 billion for the fiscal year ended March 31, 2012 from ¥900.7 billion for the fiscal year ended March 31, 2011. Net revenue of the Integrated Corporate Banking Business Group mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Integrated Corporate Banking Business Group. The decrease in net revenue was mainly due to a decrease in net interest income from deposits reflecting low interest rate environment and to weak demand for loans from customers, partially offset by an increase in investment banking business related to structured finance.

Operating expenses of the Integrated Corporate Banking Business Group were ¥447.7 billion for the fiscal year ended March 31, 2012, a decrease of ¥16.5 billion from ¥464.2 billion for the fiscal year ended March 31, 2011.

Operating profit of the Integrated Corporate Banking Business Group slightly increased ¥0.6 billion to ¥437.1 billion for the fiscal year ended March 31, 2012 from ¥436.5 billion for the fiscal year ended March 31, 2011.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group decreased ¥8.1 billion to ¥140.5 billion for the fiscal year ended March 31, 2012 from ¥148.6 billion for the fiscal year ended March 31, 2011. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. The decrease in net revenue was mainly due to a decrease in volume of our investment trust business, partially offset by an increase in volume of our global custody business.

Operating expenses of the Integrated Trust Assets Business Group decreased ¥0.8 billion to ¥87.3 billion for the fiscal year ended March 31, 2012 from ¥88.1 billion for the fiscal year ended March 31, 2011.

Operating profit of the Integrated Trust Assets Business Group decreased ¥7.3 billion to ¥53.2 billion for the fiscal year ended March 31, 2012 from ¥60.5 billion for the fiscal year ended March 31, 2011.

Integrated Global Business Group

Net revenue of the Integrated Global Business Group increased ¥47.8 billion to ¥653.1 billion for the fiscal year ended March 31, 2012 from ¥605.3 billion for the fiscal year ended March 31, 2011. Net revenue of the Integrated Global Business Group mainly consists of business outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses. The increase in net revenue was mainly due to an increase in interest income attribute to non-Japanese customers in Asia and investment banking business in Europe and the United States.

Operating expenses of the Integrated Global Business Group increased ¥24.1 billion to ¥398.1 billion for the fiscal year ended March 31, 2012 from ¥374.0 billion for the fiscal year ended March 31, 2011.

Operating profit of the Integrated Global Business Group increased ¥23.7 billion to ¥255.0 billion for the fiscal year ended March 31, 2012 from ¥231.3 billion for the fiscal year ended March 31, 2011.

Global Markets

Net revenue of Global Markets increased ¥130.0 billion to ¥690.7 billion for the fiscal year ended March 31, 2012 from ¥560.7 billion for the fiscal year ended March 31, 2011. This increase was mainly due to the gains from our asset liability management business and gains attributable to the sales and trading business of MUMSS.

Operating expenses of Global Markets decreased ¥9.1 billion to ¥96.6 billion for the fiscal year ended March 31, 2012 from ¥105.7 billion for the fiscal year ended March 31, 2011.

Operating profit of the Global Markets increased ¥139.1 billion to ¥594.1 billion for the fiscal year ended March 31, 2012 from ¥455.0 billion for the fiscal year ended March 31, 2011. This increase was mainly due to the gains from our asset liability management business.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group decreased ¥88.2 billion to ¥1,348.4 billion for the fiscal year ended March 31, 2011 from ¥1,436.6 billion for the fiscal year ended March 31, 2010. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The decrease in net revenue reflected the decrease of outstanding loans and the impact of the low interest rate environment that continued throughout the fiscal year ended March 31, 2011, partially offset by an increase of fees from sales of investment trusts.

Operating expenses of the Integrated Retail Banking Business Group decreased ¥43.2 billion to ¥945.1 billion for the fiscal year ended March 31, 2011 from ¥988.3 billion for the fiscal year ended March 31, 2010. This is mainly due to a reduction of operating expenses in many of our subsidiaries.

Operating profit of the Integrated Retail Banking Business Group decreased ¥45.0 billion to ¥403.3 billion for the fiscal year ended March 31, 2011 from ¥448.3 billion for the fiscal year ended March 31, 2010.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group increased ¥4.2 billion to ¥900.7 billion for the fiscal year ended March 31, 2011 from ¥896.5 billion for the fiscal year ended March 31, 2010. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Integrated Corporate Banking Business Group. The increase in net revenue was mainly due to our recording a smaller loss on derivative transactions compared to that for the prior fiscal year.

Operating expenses of the Integrated Corporate Banking Business Group were ¥464.2 billion for the fiscal year ended March 31, 2011, a decrease of ¥8.9 billion from ¥473.1 billion for the fiscal year ended March 31, 2010.

Operating profit of the Integrated Corporate Banking Business Group increased ¥13.1 billion to ¥436.5 billion for the fiscal year ended March 31, 2011 from ¥423.4 billion for the fiscal year ended March 31, 2010. This increase was mainly due to our recording a smaller loss on derivative transactions compared to that for the prior fiscal year.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group slightly decreased ¥3.7 billion to ¥148.6 billion for the fiscal year ended March 31, 2011 from ¥152.3 billion for the fiscal year ended March 31, 2010. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts.

Operating expenses of the Integrated Trust Assets Business Group increased ¥1.8 billion to ¥88.1 billion for the fiscal year ended March 31, 2011 from ¥86.3 billion for the fiscal year ended March 31, 2010.

Operating profit of the Integrated Trust Assets Business Group decreased ¥5.5 billion to ¥60.5 billion for the fiscal year ended March 31, 2011 from ¥66.0 billion for the fiscal year ended March 31, 2010. This decrease was mainly due to the increase in operating expenses as stated above.

Integrated Global Business Group

Net revenue of Integrated Global Business Group decreased ¥1.0 billion to ¥605.3 billion for the fiscal year ended March 31, 2011 from ¥606.3 billion for the fiscal year ended March 31, 2010. This decrease was mainly due to decreases in interest income in Europe and the United States, partially offset by an increase in interest income in Asia excluding Japan.

Operating expenses of Integrated Global Business Group increased ¥3.4 billion to ¥374.0 billion for the fiscal year ended March 31, 2011 from ¥370.6 billion for the fiscal year ended March 31, 2010.

Operating profit of the Integrated Global Business Group decreased ¥4.4 billion to ¥231.3 billion for the fiscal year ended March 31, 2011 from ¥235.7 billion for the fiscal year ended March 31, 2010.

Global Markets

Net revenue of Global Markets decreased ¥36.7 billion to ¥560.7 billion for the fiscal year ended March 31, 2011 from ¥597.4 billion for the fiscal year ended March 31, 2010. Effective March 24, 2011, the sales and trading business of MUMSS was included in Global Markets business and was the main factor in the decrease in net revenue, as MUMSS recorded an approximately ¥80.0 billion loss from its fixed income trading business in the fiscal year ended March 31, 2011. This loss was partially offset by an increase in gains from the trading business of our banking and trust banking subsidiaries.

Operating expenses of Global Markets decreased ¥7.9 billion to ¥105.7 billion for the fiscal year ended March 31, 2011 from ¥113.6 billion for the fiscal year ended March 31, 2010.

Operating profit of the Global Markets decreased ¥28.8 billion to ¥455.0 billion for the fiscal year ended March 31, 2011 from ¥483.8 billion for the fiscal year ended March 31, 2010. This decrease was mainly due to the loss recorded by MUMSS in the fiscal year ended March 31, 2011.

Geographic Segment Analysis

The table below sets forth our total revenue, income before income tax expense and net income (loss) attributable to Mitsubishi UFJ Financial Group on a geographic basis for the fiscal years ended March 31, 2010, 2011 and 2012. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. For further information, see Note 28 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2010	2011	2012
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥3,605.0	¥2,969.0	¥2,936.9

Foreign:
United States of America(2)	619.3	431.1	192.8
Europe	355.0	238.7	290.5
Asia/Oceania excluding Japan	482.6	470.9	450.6
Other areas(1)	165.4	135.3	165.7

Total foreign	1,622.3	1,276.0	1,099.6

Total	¥5,227.3	¥4,245.0	¥4,036.5

Income before income tax expense :
Domestic	¥539.9	¥186.1	¥498.1

Foreign:
United States of America	223.3	164.5	(91.8)
Europe	224.4	108.1	139.4
Asia/Oceania excluding Japan	273.0	232.1	227.4
Other areas(1)	36.4	131.0	76.8

Total foreign	757.1	635.7	351.8

Total	¥1,297.0	¥821.8	¥849.9

Net income (loss) attributable to Mitsubishi UFJ Financial Group
Domestic	¥189.8	¥(103.0)	¥163.3

Foreign:
United States of America	201.8	162.7	(119.8)
Europe	199.1	90.0	113.6
Asia/Oceania excluding Japan	241.4	193.4	192.8
Other areas(1)	36.6	109.5	66.3

Total foreign	678.9	555.6	252.9

Total	¥868.7	¥452.6	¥416.2

Notes:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)	For the fiscal year ended March 31, 2012, Total revenue of United States of America includes an other-than-temporary impairment loss of Morgan Stanley’s common stock. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report for further details of an other-than-temporary impairment loss on Morgan Stanley’s common stock.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Domestic net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2012 was ¥163.3 billion, compared to net loss of ¥103.0 billion for the fiscal year ended March 31, 2011. This was mainly due to reductions in losses in our securities and consumer finance companies.

Foreign net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2012 was ¥252.9 billion, a decrease of ¥302.7 billion from ¥555.6 billion for the fiscal year ended March 31, 2011. This was mainly due to a decrease in income from our overseas businesses in the United States, which included the other-than-temporary impairment loss related to our investment in Morgan Stanley’s common stock, partially offset by improvements in net trading gains and net interest income in Europe. Approximately three-quarters of foreign net income attributable to Mitsubishi UFJ Financial Group were attributable to Asia and Oceania excluding Japan, more than half of which was derived from China.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Domestic net loss attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2011 was ¥103.0 billion, compared to net income of ¥189.8 billion for the fiscal year ended March 31, 2010. This was mainly due to the losses recorded by our securities and consumer finance companies.

Foreign net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2011 was ¥555.6 billion, a decrease of ¥123.3 billion from ¥678.9 billion for the fiscal year ended March 31, 2010. This was mainly due to a decrease in non-interest income from our overseas businesses in Europe.

Effect of Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

The average exchange rate for the fiscal year ended March 31, 2012 was ¥79.08 per US$1.00, compared to the prior fiscal year’s average exchange rate of ¥85.72 per US$1.00. The average exchange rate for the conversion of the US dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2011 was ¥79.84 per US$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2010 of ¥87.81 per US$1.00.

The change in the average exchange rate of the Japanese yen against the US dollar and other foreign currencies had the effect of decreasing total revenue by ¥100.8 billion, net interest income by ¥55.0 billion and income before income tax expense by ¥45.6 billion, respectively, for the fiscal year ended March 31, 2012.

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

Financial Condition

Total Assets

Our total assets at March 31, 2012 were ¥215.20 trillion, an increase of ¥12.35 trillion from ¥202.85 trillion at March 31, 2011. The increase in total assets mainly reflected increases in net loans of ¥4.75 trillion, trading securities of ¥4.60 trillion, investment securities of ¥1.99 trillion and trading derivative assets of ¥1.53 trillion. These increases were partially offset by a decrease in interest-earning deposits in other banks of ¥1.43 trillion.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the exchange rate of the Japanese yen against the US dollar and other foreign currencies. Foreign assets are denominated primarily in US dollars. The following table shows our total assets at March 31, 2011 and 2012 by geographic region based principally on the domicile of the obligors:

	At March 31,
	2011	2012
	(in trillions)
Japan	¥145.78	¥148.70
Foreign:
United States of America	23.47	28.46
Europe	17.04	18.62
Asia/Oceania excluding Japan	10.91	12.41
Other areas(1)	5.65	7.01

Total foreign	57.07	66.50

Total	¥202.85	¥215.20

Note:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

At March 31, 2012, the exchange rate was ¥82.19 per US$1.00, as compared with ¥83.15 at March 31, 2011. The Japanese yen amount of foreign currency-denominated assets decreased as the relevant exchange rates resulted in an increase in the value of the Japanese yen relative to such foreign currencies. The appreciation of the Japanese yen against the US dollar and other foreign currencies between March 31, 2011 and March 31, 2012 resulted in a decrease in the Japanese yen amount of our total assets at March 31, 2012 by ¥1.56 trillion.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2011 and 2012, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	At March 31,
	2011	2012
	(in billions)
Domestic:
Manufacturing	¥11,248.0	¥11.451.7
Construction	1,280.9	1,155.9
Real estate	11,660.8	11,035.0
Services	3,417.7	3,239.7
Wholesale and retail	8,443.6	8,492.2
Banks and other financial institutions(1)	3,421.4	3,511.1
Communication and information services	1,249.3	1,284.6
Other industries	8,410.1	10,390.2
Consumer	18,420.9	17,636.6

Total domestic	67,552.7	68,197.0

Foreign:
Governments and official institutions	516.6	554.9
Banks and other financial institutions(1)	3,565.5	4,722.6
Commercial and industrial	13,116.4	15,676.0
Other	2,853.7	3,238.8

Total foreign	20,052.2	24.192.3

Unearned income, unamortized premium—net and deferred loan fees—net	(102.9)	(91.1)

Total(2)	¥87,502.0	¥92,298.2

Notes:
(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥65.2 billion and ¥46.6 billion at March 31, 2011 and 2012, respectively, which are carried at the lower of cost or estimated fair value.

Loans are our primary use of funds. The average loan balance accounted for 48.7% of total interest-earning assets for the fiscal year ended March 31, 2011 and 47.4% for the fiscal year ended March 31, 2012.

At March 31, 2012, our total loans were ¥92.30 trillion, an increase of ¥4.80 trillion from ¥87.50 trillion at March 31, 2011. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance at March 31, 2012 consisted of ¥68.20 trillion of domestic loans and ¥24.19 trillion of foreign loans, while the loan balance at March 31, 2011 consisted of ¥67.55 trillion of domestic loans and ¥20.05 trillion of foreign loans. Between March 31, 2011 and March 31, 2012, domestic loans increased ¥0.65 trillion and foreign loans increased ¥4.14 trillion.

The domestic loan balance increased by 1% between March 31, 2011 and March 31, 2012, after four consecutive years of decline. However, the average total loan balance for the fiscal year ended March 31, 2012 decreased compared to the previous fiscal year. The pace of decline in total domestic loans slowed toward the end of the fiscal year ended March 31, 2012 mainly due to an increase in loans to the government institutions, which are included in the other industries category. It is uncertain whether demand for loans from the government institutions will continue to increase or demand for loans from the private sector will improve in future periods. Foreign loans increased 20% between March 31, 2011 and March 31, 2012, mainly due to our increased activities in Asia other than Japan, as well as the expansion of the foreign operations of our banking subsidiaries.

Changes in the allowance for credit losses and provision for credit losses

The following table shows a summary of the changes in the allowance for credit losses for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010	2011	2012
	(in billions)
Balance at beginning of fiscal year	¥1,156.6	¥1,315.6	¥1,240.5
Provision for credit losses	647.8	292.0	223.8
Charge-offs:
Domestic	(401.9)	(338.3)	(182.7)
Foreign	(118.9)	(47.5)	(34.1)

Total	(520.8)	(385.8)	(216.8)
Recoveries:
Domestic	48.3	34.7	37.0
Foreign	4.1	9.0	6.4

Total	52.4	43.7	43.4

Net charge-offs	(468.4)	(342.1)	(173.4)
Others(1)	(20.4)	(25.0)	(5.4)

Balance at end of fiscal year	¥1,315.6	¥1,240.5	¥1,285.5

Note:
(1)	Others principally include losses (gains) from foreign exchange translation. In addition, for the fiscal year ended March 31, 2010, others include adjustments related to restructuring of business operations.

As previously discussed, the provision for credit losses for the fiscal year ended March 31, 2012 was ¥223.8 billion, a decrease of ¥68.2 billion from ¥292.0 billion for the fiscal year ended March 31, 2011. The provision for credit losses decreased ¥149.6 billion in our domestic loan portfolio, and the provision for credit losses increased ¥81.4 billion in our foreign loan portfolio. The decrease in the provision in the domestic portfolio was mainly due to a smaller increase in restructured residential mortgage loans for the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011, when we experienced a higher than usual increase in such restructured residential mortgage loans. Domestic restructured residential loans, however, continued to increase, though at a reduced rate, in the fiscal year ended Mach 31, 2012. See “—Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more” below.

The provision for credit losses in our foreign portfolio for the fiscal year ended March 31, 2012 was ¥4.1 billion, compared to a reversal of provision for credit losses of ¥77.3 billion for the previous fiscal year. The reversal in the previous fiscal year was mainly due to a decrease in the provisions in UNBC and other overseas offices as a result of a slight recovery of the global market, particularly in the United States.

For the fiscal year ended March 31, 2012, the ratio of the provision for the credit losses of ¥223.8 billion to the average loan balance of ¥87.23 trillion was 0.26%, and that to the total average interest-earning assets for the same period of ¥184.18 trillion was 0.12%.

Charge-offs for the fiscal year ended March 31, 2012 were ¥216.8 billion, a decrease of ¥169.0 billion from ¥385.8 billion for the fiscal year ended March 31, 2011, when there was a substantial charge-off relating to the bankruptcy filing by a large borrower in the transportation industry. Charge-offs in the domestic consumer category also decreased for the fiscal year ended March 31, 2012 compared to the previous fiscal year mainly due to an improvement in the credit quality of our credit card business portfolio.

The total allowance for credit losses at March 31, 2012 was ¥1,285.5 billion, an increase of ¥45.0 billion from ¥1,240.5 billion at March 31, 2011, as we recorded a provision for credit losses of ¥223.8 billion while we had net charge-offs of ¥173.4 billion for the fiscal year ended March 31, 2012. For further information on our allowance for credit losses, see “—Allowance for credit losses” below.

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

We have divided our allowance for loan losses into four portfolio segments—Commercial, Residential, Card and UNBC.

For the Commercial and UNBC segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances comprise (1) an allowance for individual loans specifically identified for evaluation, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for country risk exposure within the Commercial segment covers transfer risk which is not specifically covered by other types of allowance. Both the allowance for country risk exposure and the formula allowance are provided for performing loans that are not subject to either the allowance for individual loans specifically identified for evaluation or the allowance for large groups of smaller-balance homogeneous loans. The allowance for credit losses within the UNBC segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolio in this segment have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies. For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”

For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report, and “—Critical Accounting Estimates—Allowance for Credit Losses” above.

During the fiscal year ended March 31, 2012, there was no significant change in our general allowance policy, which affected our allowance for credit losses for the period, resulting from directives, advice or counsel from governmental or regulatory bodies.

As to the impact of the Great East Japan Earthquake on our allowance for credit losses, our loans outstanding to borrowers in the Tohoku region as of March 31, 2012 was proportionally small. Shortly after the earthquake, BTMU and MUTB began offering special loan programs designed to financially assist borrowers affected by the earthquake. Under these programs, BTMU and MUTB offer eased conditions and preferential interest rates for new and outstanding housing loans and consumer loans to affected individual borrowers and preferential interest rates for new loans not exceeding ¥30 million with maturities of up to five years to affected corporate borrowers. As of March 31, 2012, the loans restructured under the special programs in the aggregate represented less than 0.1% of the total loans outstanding for BTMU and MUTB.

Borrowers in other regions in Japan may also be affected due to the compensation issues for affected individuals and companies, electricity power supply shortages, electricity rate increases, supply chain disruptions and other indirect consequences of the earthquake. Our financial statements were prepared reflecting the anticipated consequences to the extent possible based on the information available to us, and the allowance for credit losses also reflected such anticipated consequences to the extent possible. See “Item 3.D. Key

Information—Risk Factors—Risks Related to Our Business—Because a large portion of our assets are located in Japan and our business operations are conducted primarily in Japan, we may incur further losses if economic conditions in Japan worsen” and “—Recent Developments—Effects of the Great East Japan Earthquake.”

Allowance for credit losses

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2011 and 2012 are shown below:

At March 31, 2011:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Balance at end of fiscal year:
Individually evaluated for impairment	¥587.9	¥86.5	¥47.0	¥9.8	¥731.2
Collectively evaluated for impairment	277.1	76.7	35.3	85.2	474.3
Loans acquired with deteriorated credit quality	30.6	2.0	0.4	2.0	35.0

Allowance for credit losses total	¥895.6	¥165.2	¥82.7	¥97.0	¥1,240.5

Loans:
Balance at end of fiscal year:
Individually evaluated for impairment	¥1,341.7	¥300.8	¥150.7	¥55.2	¥1,848.4
Collectively evaluated for impairment	65,094.0	15,826.8	704.9	3,793.7	85,419.4
Loans acquired with deteriorated credit quality	119.5	22.4	16.5	113.5	271.9

Total loans(1)	¥66,555.2	¥16,150.0	¥872.1	¥3,962.4	¥87,539.7

Note:
(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

At March 31, 2012:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Balance at end of fiscal year:
Individually evaluated for impairment	705.8	¥101.8	¥47.4	¥5.3	¥860.3
Collectively evaluated for impairment	245.9	67.8	21.2	53.9	388.8
Loans acquired with deteriorated credit quality	32.6	2.2	0.3	1.3	36.4

Allowance for credit losses total	984.3	¥171.8	¥68.9	¥60.5	¥1,285.5

Loans:
Balance at end of fiscal year:
Individually evaluated for impairment	¥1,479.1	321.1	¥145.8	¥44.5	¥1,990.5
Collectively evaluated for impairment	70,208.3	15,246.3	597.6	4,087.3	90,139.5
Loans acquired with deteriorated credit quality	108.6	19.5	14.5	70.1	212.7

Total loans(1)	¥71,796.0	¥15,586.9	¥757.9	¥4,201.9	¥92,342.7

Note:
(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

The total allowance for credit losses at March 31, 2012 was ¥1,285.5 billion, an increase of ¥45.0 billion from ¥1,240.5 billion at March 31, 2011. This increase mainly reflected the deteriorating credit quality of our domestic borrowers in the manufacturing industry and the wholesale and retail industry. Following the Great East Japan Earthquake in March 2011, domestic industrial production weakened, which was adversely affecting many of our borrowers in the manufacturing industry. Although the overall private consumption in Japan gradually improved, the prices of most goods remained exposed to downward pressure, which had a negative impact on many of our borrowers in the wholesale and retail industry, particularly small and medium-sized companies. The increase in total allowance also reflected the increase in residential loans individually evaluated for impairment. These factors contributing to the increase in total allowance were partially offset by the improved credit quality of UNBC’s loan portfolio. For more information, see “—Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more,” “—Impaired loans and impairment allowance” and “—Credit quality indicator” below.

The total allowance for credit losses represented 1.39% of our total loan portfolio at March 31, 2012, a decrease of 0.03 percentage points from 1.42% at March 31, 2011. The decrease in the ratio of the total allowance for credit losses to our total loan portfolio primarily reflected the improved credit quality of the loan portfolio of the UNBC and Card segments.

The total allowance for the Commercial segment at March 31, 2012 was ¥984.3 billion, an increase of ¥88.7 billion from ¥895.6 billion at March 31, 2011. The total allowance for the Residential segment at March 31, 2012 was ¥171.8 billion, an increase of ¥6.6 billion from ¥165.2 billion at March 31, 2011. The total allowance for the Card segment at March 31, 2012 was ¥68.9 billion, a decrease of ¥13.8 billion from ¥82.7 billion at March 31, 2011. The total allowance for the UNBC segment at March 31, 2012 was ¥60.5 billion, a decrease of ¥36.5 billion from ¥97.0 billion at March 31, 2011.

Allowance for off-balance sheet credit instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance sheet credit instruments, including commitments of credit, guarantees and standby letters of credit. This allowance is included in other liabilities. With regard to the specific allocated allowance for specifically identified credit exposure and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance sheet credit instruments was ¥60.5 billion at March 31, 2012, a decrease of ¥13.1 billion from ¥73.6 billion at March 31, 2011.

Sales of loans

The following table presents comparative data relating to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2011	¥66.6	¥11.0	¥55.6	¥(7.5)
For the fiscal year ended March 31, 2012	¥27.5	¥7.6	¥19.9	¥(6.4)

Notes:
(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

Through the sale of nonperforming loans to third parties, additional provisions or gains may arise from factors such as a change in the credit quality of the borrowers or the value of the underlying collateral subsequent to the prior reporting date, and the risk appetite and investment policy of the purchasers.

Due to the inherent uncertainty of factors that may affect negotiated prices which reflect the borrowers’ financial condition and the value of underlying collateral, the fact that we recorded no additional cost during a reported period is not necessarily indicative of the results that we may record in the future.

In connection with the sale of loans, including performing loans, we recorded net gains of ¥10.4 billion and net gains of ¥16.3 billion for the fiscal years ended March 31, 2011 and 2012, respectively.

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, specifically when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment.

Loans are classified as restructured loans when we grant a concession to borrowers for economic or legal reasons related to the borrowers’ financial difficulties. When we grant a concession to a borrower experiencing financial difficulties, we account for a loan restructuring as a troubled debt restructuring in accordance with the guidance on troubled debt restructuring by creditors. When the restructuring constitutes a troubled debt restructuring and the loan was classified as “Likely to Become Bankrupt” or “Legally/Virtually Bankrupt” in our internal borrower rating system and was on the nonaccrual status before the restructuring, the loan continues to be classified as a nonaccrual loan after the restructuring. On the other hand, if the loan was an accruing loan before the restructuring, the loan continues to be accruing after the restructuring.

For a more detailed discussion of nonaccrual, restructured and impaired loans, see “—Impaired loans and impairment allowance” below.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments at March 31, 2011 and 2012:

	At March 31,
	2011	2012
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥138.0	¥200.1
Construction	48.5	40.1
Real estate	152.3	127.8
Services	76.6	86.0
Wholesale and retail	172.7	238.0
Banks and other financial institutions	7.3	7.8
Communication and information services	33.2	33.4
Other industries	37.3	49.2
Consumer	321.8	288.4

Total domestic	987.7	1,070.8
Foreign	181.5	119.0

Total nonaccrual loans	1,169.2	1,189.8

Restructured loans:
Domestic:
Manufacturing	172.6	171.5
Construction	25.5	16.4
Real estate	79.0	87.8
Services	107.9	103.3
Wholesale and retail	116.4	134.7
Banks and other financial institutions	2.6	1.9
Communication and information services	27.7	18.4
Other industries	15.6	15.6
Consumer	253.4	281.3

Total domestic	800.7	830.9
Foreign	38.9	92.2

Total restructured loans	839.6	923.1

Accruing loans contractually past due 90 days or more:
Domestic	55.5	65.5
Foreign(1)	0.2	0.1

Total accruing loans contractually past due 90 days or more	55.7	65.6

Total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	¥2,064.5	¥2,178.5

Total loans	¥87,502.0	¥92,298.2

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more, as a percentage of total loans	2.36%	2.36%

Note:

(1)	Foreign accruing loans contractually past due 90 days or more do not include ¥25.4 billion and ¥12.8 billion of FDIC covered loans held by UNBC which are subject to the guidance on loans and debt securities acquired with deteriorated credit quality at March 31, 2011 and 2012, respectively.

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more increased ¥114.0 billion to ¥2,178.5 billion at March 31, 2012 from ¥2,064.5 billion at March 31, 2011. The percentage of such nonperforming loans to the total loans was 2.36% both at March 31, 2011 and March 31, 2012.

Total nonaccrual loans were ¥1,189.8 billion at March 31, 2012, an increase of ¥20.6 billion from ¥1,169.2 billion at March 31, 2011. Domestic nonaccrual loans increased ¥83.1 billion between March 31, 2011 and March 31, 2012, mainly due to the downgrade of some large borrowers in the manufacturing category and the wholesale and retail category from “Normal” to “Likely to Become Bankrupt” under our internal borrower ratings. Foreign nonaccrual loans decreased ¥62.5 billion between March 31, 2011 and March 31, 2012, mainly due to transfer of loans to a large borrower in the government and official institutions category from nonaccrual loans to restructured loans.

Nonaccrual loans in the manufacturing category increased ¥62.1 billion to ¥200.1 billion at March 31, 2012 from ¥138.0 billion at March 31, 2011. Following the Great East Japan Earthquake, industrial production in Japan fluctuated significantly. Industrial production plunged by 15.5% in March 2011 following the earthquake especially led by the large drop in transportation machinery (such as automobiles) by approximately 50%. Industrial production recovered slightly in subsequent months (i.e., April 2011 +1.6% and May 2011 +6.2% according to the Ministry of Economy, Trade and Industry), but production levels for transportation machinery remained below pre-earthquake levels as of May 2011. Industrial production fluctuated throughout the summer of 2011 affected by reconstruction demand having a positive impact and the weakness in exporting industries, the appreciation of the Japanese yen and the weakening global economy having a negative impact. Although there were month-to-month fluctuations, industrial production generally improved in the second half of the fiscal year ended March 31, 2012, with the industrial production index increasing by 2.8% between September 2011 and March 2012. Industrial production levels, nevertheless, remained below pre-earthquake levels as of March 2012. The increase in nonaccrual loans in the manufacturing category reflected these trends.

Total restructured loans were ¥923.1 billion at March 31, 2012, an increase of ¥83.5 billion from ¥839.6 billion at March 31, 2011. The restructured loans set forth in the above table are current in accordance with the applicable restructured contractual terms. Foreign restructured loans increased ¥53.3 billion to ¥92.2 billion at March 31, 2012 from ¥38.9 billion at March 31, 2011 mainly due to the transfer of loans to a large borrower in the government and official institutions category from nonaccrual loans to restructured loans described in the preceding paragraph. Domestic restructured loans increased ¥30.2 billion to ¥830.9 billion at March 31, 2012 from ¥800.7 billion at March 31, 2011 mainly due to an increase in such loans in the consumer category resulting from an increase in restructured residential mortgage loans.

Impaired loans and impairment allowance

The following table shows information about impaired loans by class at March 31, 2011:

	Recorded Loan Balance
At March 31, 2011:	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total	Unpaid Principal Balance	Related Allowance
			(in billions)
Commercial
Domestic	¥943.1	¥265.0	¥1,208.1	¥1,282.9	¥521.7
Manufacturing	257.4	45.0	302.4	311.3	139.5
Construction	51.1	22.2	73.3	78.0	31.6
Real estate	118.8	64.1	182.9	207.4	56.1
Services	136.7	36.1	172.8	186.9	68.9
Wholesale and retail	235.7	49.3	285.0	295.1	144.0
Banks and other financial institutions	3.6	6.3	9.9	12.0	1.7
Communication and information services	45.4	12.6	58.0	59.5	26.4
Other industries	43.0	8.2	51.2	52.0	30.9
Consumer	51.4	21.2	72.6	80.7	22.6
Foreign-excluding UNBC	132.4	1.2	133.6	134.3	66.1
Loans acquired with deteriorated credit quality	37.1	0.1	37.2	60.8	11.8
Residential	277.7	29.5	307.2	393.7	87.5
Card	150.0	1.8	151.8	173.6	47.0
UNBC	51.5	3.7	55.2	68.4	9.8

Total(2)	¥1,591.8	¥301.3	¥1,893.1	¥2,113.7	¥743.9

Notes:
(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥4.7 billion at March 31, 2011.

The following table shows information about impaired loans by class at March 31, 2012 and average recorded loan balance and recognized interest income on impaired loans for the fiscal year ended March 31, 2012:

	At March 31, 2012					Fiscal year ended March 31, 2012
	Recorded Loan Balance
	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total	Unpaid Principal Balance	Related Allowance	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥1,045.3	¥279.4	¥1,324.7	¥1,387.0	¥616.8	¥1,270.8	¥21.4
Manufacturing	302.2	56.3	358.5	376.4	187.1	333.5	5.7
Construction	33.8	22.0	55.8	60.5	20.0	63.2	1.4
Real estate	112.4	51.0	163.4	176.5	52.1	173.7	2.5
Services	140.2	36.4	176.6	182.0	74.7	176.0	3.2
Wholesale and retail	299.6	69.1	368.7	375.5	192.7	326.4	5.2
Banks and other financial institutions	9.4	0.3	9.7	11.8	2.3	9.8	0.1
Communication and information services	39.1	12.5	51.6	54.1	23.3	55.4	1.2
Other industries	54.2	8.9	63.1	63.3	40.5	57.6	0.9
Consumer	54.4	22.9	77.3	86.9	24.1	75.2	1.2
Foreign-excluding UNBC	154.2	0.2	154.4	155.4	89.1	138.9	1.0
Loans acquired with deteriorated credit quality	34.5	0.1	34.6	56.1	10.7	35.3	2.0
Residential	303.4	23.5	326.9	406.7	102.9	318.5	6.5
Card	145.2	1.6	146.8	164.7	47.4	149.3	6.9
UNBC	29.6	14.9	44.5	50.0	5.3	45.3	1.4

Total	¥1,712.2	¥319.7	¥2,031.9	¥2,219.9	¥872.2	¥1,958.1	¥39.2

Note:
(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.

Impaired loans primarily include nonaccrual loans and restructured loans. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on and repayment of the principal of the loan when due according to the contractual terms of the loan agreement.

We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on or repayment of the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to Become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under the Japanese banking regulations). Substantially all nonaccrual loans are also impaired loans. We consider a loan to be a restructured loan when we grant a concession to a borrower having financial difficulties, such as a reduction in the stated interest rate applicable to the loan, an extension of the stated maturity date of the loan, or a partial forgiveness of the principal of the loan. Substantially all of our restructured loans are considered troubled debt restructurings in accordance with the guidance on troubled debt restructuring by creditors, and they are also classified as impaired loans.

For a discussion of the borrower categories, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”

In many instances, we make a concession to a borrower that meets the definition of troubled debt restructuring when the loan is still accruing interest. We continue to accrue interest after the loan is restructured if the ultimate collectibility of all amounts contractually due on the restructured loan is not in doubt. In principle, we do not modify the terms of loans to borrowers in categories 13 and below because in these cases there is little likelihood that the modification of the loan terms would enhance recovery of the loans. If, however, we agree to a restructuring of a nonaccrual impaired loan, the loan generally continues to be classified as a nonaccrual loan following the restructuring because such borrowers will often continue to face financial difficulty. If the borrower is not delinquent under the restructured terms for at least one payment period and the borrower can demonstrate that its business problems have been resolved or can be resolved in the near future, we may upgrade the borrower to category 12 or higher in our internal rating system (which corresponds to “normal” and “close watch” status under the Japanese banking regulations). We generally consider borrower rating upgrades only in the context of our detailed internal credit rating review process, which is conducted once a year. Although we have not defined any minimum period to qualify for an upgrade, it is not common for a borrower to be able to demonstrate that its business problems have been resolved or can soon be resolved within a short period of time following a restructuring, if at all. If the borrower is upgraded to category 12 or higher in this process, the restructured loan would be reclassified to accrual status. In accordance with the guidance on troubled debt restructuring by creditors, once a restructured nonaccrual loan is deemed to be a troubled debt restructuring, we will continue to designate such loan as a troubled debt restructuring even if such loan is reclassified to accrual status. The difference between the total impaired loans and the total nonaccrual loans represents the amount of accruing restructured loans.

Impaired loans increased ¥138.8 billion from ¥1,893.1 billion at March 31, 2011 to ¥2,031.9 billion at March 31, 2012, mainly due to an increase in the balance of impaired loans requiring an impairment allowance, which increased from ¥1,591.8 billion at March 31, 2011 to ¥1,712.2 billion at March 31, 2012. This was mainly due to the downgrade of some borrowers in the domestic manufacturing category and in the domestic wholesale and retail category from “Normal” to “Likely to Become Bankrupt” under our internal borrower ratings. Following the Great East Japan Earthquake in March 2011, domestic industrial production weakened, which was adversely affecting many of our borrowers in the manufacturing industry. Although the overall private consumption in Japan gradually improved, the prices of most goods remained exposed to downward pressure, which had a negative impact on many of our borrowers in the wholesale and retail industry, particularly small and medium-sized companies.

Total related allowance was ¥872.2 billion at March 31, 2012, an increase of ¥128.3 billion from ¥743.9 billion at March 31, 2011. This increase was partially due to an increase of ¥47.6 billion in related allowance for the domestic manufacturing category in the Commercial segment, and an increase of ¥48.7 billion in related allowance for the domestic wholesale and retail category in the Commercial segment.

Credit quality indicator

Loan balances by credit quality indicators and by class at March 31, 2011 and 2012 are shown below:

At March 31, 2011:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥45,354.3	¥4,357.2	¥686.4	¥50,397.9
Manufacturing	9,957.0	1,141.1	137.3	11,235.4
Construction	1,007.8	223.8	48.3	1,279.9
Real estate	9,793.3	1,023.7	128.4	10,945.4
Services	2,878.8	445.9	74.2	3,398.9
Wholesale and retail	7,411.4	829.3	171.9	8,412.6
Banks and other financial institutions	3,110.7	298.6	7.2	3,416.5
Communication and information services	1,074.4	140.6	33.0	1,248.0
Other industries	8,210.7	156.0	36.2	8,402.9
Consumer	1,910.2	98.2	49.9	2,058.3
Foreign-excluding UNBC	14,992.4	1,006.0	39.5	16,037.9
Loans acquired with deteriorated credit quality	41.1	56.2	22.1	119.4

Total	¥60,387.8	¥5,419.4	¥748.0	¥66,555.2

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥16,015.2	¥134.8	¥16,150.0
Card	¥727.9	¥144.2	¥872.1

	Risk Ratings Based on the Number of Delinquencies		Risk Ratings Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Criticized	Total(1)(2)
	(in billions)
UNBC	¥1,715.8	¥21.6	¥1,767.4	¥275.8	¥3,780.6

Notes:
(1)	Total loans in the above table do not include loans held for sale.
(2)	Total loans of UNBC do not include Federal Deposit Insurance Corporation (“FDIC”) covered loans and small business loans which are not individually rated totaling ¥181.9 billion.

At March 31, 2012:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥46,609.9	¥4,324.3	¥808.9	¥51,743.1
Manufacturing	10,140.0	1,100.0	199.6	11,439.6
Construction	901.4	213.6	39.9	1,154.9
Real estate	9,366.6	972.2	104.8	10,443.6
Services	2,713.3	425.7	84.8	3,223.8
Wholesale and retail	7,434.2	788.8	237.4	8,460.4
Banks and other financial institutions	3,065.6	433.2	7.8	3,506.6
Communication and information services	1,137.2	113.6	33.2	1,284.0
Other industries	10,185.3	152.0	48.0	10,385.3
Consumer	1,666.3	125.2	53.4	1,844.9
Foreign-excluding UNBC	18,779.1	1,099.5	65.7	19,944.3
Loans acquired with deteriorated credit quality	32.7	54.9	21.0	108.6

Total	¥65,421.7	¥5,478.7	¥895.6	¥71,796.0

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥15,461.2	¥125.7	¥15,586.9
Card	¥642.6	¥115.3	¥757.9

	Risk Ratings Based on the Number of Delinquencies		Risk Ratings Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Criticized	Total(1)(2)
	(in billions)
UNBC	¥1,784.4	¥24.0	¥2,084.0	¥149.3	¥4,041.7

Notes:
(1)	Total loans in the above table do not include loans held for sale.
(2)	Total loans of UNBC do not include FDIC covered loans and small business loans which are not individually rated totaling ¥160.2 billion.

We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct assessment on the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15). Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans have been deemed restructured loans or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to Become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, and consumer loans within the UNBC segment. The accrual status of these loans is determined by the number of delinquent payments.

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

Past due analysis

Age analysis of past due loans by class at March 31, 2011 and 2012 are shown below:

At March 31, 2011:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥55.1	¥98.3	¥153.4	¥50,244.5	¥50,397.9	¥8.6
Manufacturing	10.4	9.5	19.9	11,215.5	11,235.4	0.0
Construction	6.3	4.5	10.8	1,269.1	1,279.9	0.0
Real estate	6.4	37.7	44.1	10,901.3	10,945.4	3.2
Services	6.5	10.3	16.8	3,382.1	3,398.9	0.5
Wholesale and retail	11.8	11.9	23.7	8,388.9	8,412.6	0.1
Banks and other financial institutions	0.0	6.2	6.2	3,410.3	3,416.5	0.0
Communication and information services	5.8	5.1	10.9	1,237.1	1,248.0	0.0
Other industries	1.5	4.5	6.0	8,396.9	8,402.9	0.0
Consumer	6.4	8.6	15.0	2,043.3	2,058.3	4.8
Foreign-excluding UNBC	1.1	74.1	75.2	15,962.7	16,037.9	—
Residential	93.2	55.5	148.7	15,978.9	16,127.6	46.3
Card	34.1	79.1	113.2	742.3	855.5	—
UNBC	24.6	27.9	52.5	3,786.9	3,839.4	0.2

Total	¥208.1	¥334.9	¥543.0	¥86,715.3	¥87,258.3	¥55.1

Notes:
(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
(2)	Total loans of UNBC do not include ¥9.5 billion of FDIC covered loans which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

At March 31, 2012:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥36.5	¥68.4	¥104.9	¥51.638.2	¥51,743.1	¥8.1
Manufacturing	3.9	7.8	11.7	11.427.9	11,439.6	0.0
Construction	1.9	2.4	4.3	1,150.6	1,154.9	0.1
Real estate	6.6	16.4	23.0	10.420.6	10,443.6	2.7
Services	3.7	4.7	8.4	3,215.4	3,223.8	0.2
Wholesale and retail	10.2	10.3	20.5	8,439.9	8,460.4	0.1
Banks and other financial institutions	0.0	0.2	0.2	3,506.4	3,506.6	—
Communication and information services	4.7	5.9	10.6	1,273.4	1,284.0	0.0
Other industries	0.2	9.6	9.8	10,375.5	10,385.3	0.0
Consumer	5.3	11.1	16.4	1,828.5	1,844.9	5.0
Foreign-excluding UNBC	2.5	26.6	29.1	19,915.2	19,944.3	—
Residential	91.6	57.9	149.5	15,417.9	15,567.4	56.5
Card	29.7	46.7	76.4	667.0	743.4	—
UNBC	29.7	23.0	52.7	4,075.4	4,128.1	0.1

Total	¥190.0	¥222.6	¥412.6	¥91,713.7	¥92,126.3	¥64.7

Notes:
(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
(2)	Total loans of UNBC do not include ¥3.7 billion of FDIC covered loans which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Total past due loans at March 31, 2012 were ¥412.6 billion, a decrease of ¥130.4 billion from ¥543.0 billion at March 31, 2011. This decrease was primarily due to a decrease in the total past due loans in the foreign-excluding UNBC category in the Commercial segment resulting from the improvement of the status of previously past due loans to a large borrower in the governments and official institutions category. In addition, total past due domestic loans in the Commercial segment decreased mainly due to a decrease in the real estate category.

Investment Portfolio

Our investment securities are primarily comprised of Japanese national government and Japanese government agency bonds, corporate bonds and marketable equity securities. Japanese national government and Japanese government agency bonds are mostly classified as securities available for sale. In recent periods, our investments in Japanese national government and Japanese government agency bonds increased as part of our asset and liability management policy with respect to investing the amount of yen-denominated funds exceeding our net loans. As a result, our holdings of Japanese national government and Japanese government agency bonds as a percentage of our total assets increased to 23.0% at March 31, 2012 compared to 22.6% at March 31, 2011. We also hold Japanese national government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular, to maintain long-term relationships with these customers. However, given the recent weak financial market conditions, we have been reducing our investment in equity securities because we believe that from a risk management perspective, reducing the price fluctuation risk in our equity portfolio is imperative. As of March 31, 2011 and March 31, 2012, the aggregate value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier I capital.

Investment securities increased ¥1.99 trillion to ¥61.04 trillion at March 31, 2012 from ¥59.05 trillion at March 31, 2011, primarily due to an increase of ¥4.16 trillion in Japanese national government and Japanese government agency bonds available for sale, partially offset by a ¥0.61 trillion decrease in corporate bonds and a ¥0.22 trillion decrease in marketable equity securities reflecting the general decline in Japanese stock prices and weak market fundamentals.

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities set forth on our consolidated balance sheet as other investment securities) were primarily carried at cost of ¥0.91 trillion at March 31, 2012 and ¥1.70 trillion at March 31, 2011, respectively, because their fair values were not readily determinable. The decrease reflected the conversion of Morgan Stanley’s preferred stock into Morgan Stanley’s common stock. Following the conversion of our Morgan Stanley’s preferred stock into Morgan Stanley’s common stock, our investment in the convertible preferred stock, which was previously included in Other investment securities, was reclassified as an investment in equity method investees in Other assets. Our total investment in shares of Morgan Stanley’s common stock was ¥497.4 billion as of March 31, 2012. For further information, see Notes 2 and 14 to our consolidated financial statements included elsewhere in this Annual Report.

The following table shows information as to the amortized costs, net unrealized gains (losses), and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2011 and 2012:

	At March 31,
	2011			2012
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥44,756.8	¥44,719.6	¥(37.2)	¥48,736.2	¥48,882.6	¥146.4
Japanese prefectural and municipal bonds	193.7	200.3	6.6	173.0	180.8	7.8
Foreign governments and official institutions bonds	973.2	988.8	15.6	953.4	971.2	17.8
Corporate bonds	3,058.7	3,139.5	80.8	2,460.3	2,526.6	66.3
Mortgage-backed securities	1,171.7	1,168.9	(2.8)	1,226.4	1,236.9	10.5
Asset-backed securities(1)	452.3	452.4	0.1	503.0	502.5	(0.5)
Other debt securities	1.0	1.0	—	1.0	1.0	—
Marketable equity securities	2,642.3	3,659.4	1,017.1	2,315.4	3,438.8	1,123.4

Total securities available for sale	¥53,249.7	¥54,329.9	¥1,080.2	¥56,368.7	¥57,740.4	¥1,371.7

Debt securities being held to maturity(2)	¥3,017.2	¥3,059.0	¥41.8	¥2,385.4	¥2,430.7	¥45.3

Notes:
(1)	AAA and AA-rated products account for approximately three fifths of our asset-backed securities.
(2)	See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for more details.

Net unrealized gains on securities available for sale increased ¥291.5 billion to ¥1,371.7 billion at March 31, 2012 from ¥1,080.2 billion at March 31, 2011. This increase primarily consisted of a ¥183.6 billion increase in net unrealized gains on Japanese national government and Japanese government agency bonds as interest rates declined during the period, and a ¥106.3 billion increase in net unrealized gains on marketable equity securities due to a decrease in unrealized losses after recording increased impairment losses on our holdings of marketable equity securities.

The amortized cost of securities being held to maturity decreased ¥631.8 billion compared to the previous fiscal year mainly due to a ¥436.3 billion decrease in Japanese national government and Japanese government agency bonds and a ¥266.5 billion decrease in foreign governments and official institutions bonds as a result of the redemption of multiple long-term bonds at maturity, partially offset by an increase in asset backed securities being held to maturity.

	At March 31,
	2011	2012
	(in billions)
Other investment securities:
Nonmarketable equity securities
Unlisted preferred securities(1)	¥1,489	¥672
Others(2)	178	205
Investment securities held by investment companies and brokers and dealers(3)	37	33

Total	¥1,704	¥910

Notes:
(1)	These securities were mainly issued by public companies, including preferred stocks issued by Morgan Stanley, a preferred security issued by BTMU Preferred Capital 9 limited that is our non-consolidated funding vehicle, and other unlisted preferred securities issued by several Japanese public companies. Those securities were carried at cost.
(2)	These securities were equity securities issued by unlisted companies other than unlisted preferred securities. Those securities were carried at cost.
(3)	These investment securities were held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and were measured at fair value.

Other investment securities are comprised of nonmarketable equity securities, including unlisted preferred securities, and investment securities held by investment companies and brokers and dealers.

Other investment securities decreased ¥794 billion to ¥910 billion mainly as a result of the conversion of convertible preferred stock of Morgan Stanley that we previously held into Morgan Stanley’s common stock. The convertible preferred stock was included in unlisted preferred securities and carried at cost of ¥808 billion as of March 31, 2011. Following the conversion on June 30, 2011, our investment in Morgan Stanley’s common stock was reclassified as an investment in equity method investees included in Other assets.

Nonmarketable equity securities other than unlisted preferred securities consist primarily of equity securities issued by small and medium-sized unlisted companies in Japan.

Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers and carried at fair value were ¥37 billion and ¥33 billion at March 31, 2011 and 2012, respectively.

Cash and Due from Banks

Cash and due from banks fluctuate significantly from day to day depending upon financial market conditions. Cash and due from banks at March 31, 2012 was ¥3.23 trillion, remained unchanged from March 31, 2011.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at March 31, 2012 were ¥5.90 trillion, a decrease of ¥1.43 trillion from ¥7.33 trillion at March 31, 2011. However the average interest-earning deposits in other banks held by domestic and overseas offices during the fiscal year ended March 31, 2012 increased ¥1.0 trillion and ¥0.8 trillion, respectively, compared to the previous fiscal year.

Trading Account Assets

Trading account assets increased ¥6.13 trillion to ¥34.95 trillion at March 31, 2012 from ¥28.82 trillion at March 31, 2011. This increase consisted of an increase of ¥4.60 trillion in trading securities and an increase of ¥1.53 trillion in trading derivative assets. The increase in trading securities was mainly due to an increase in foreign bonds reflecting the lower interest rate environment. The increase in trading derivative assets was mainly due to an increase in the value of interest rate swap contracts, partially offset by a decrease in value of foreign currency swap and equity derivative contracts.

Deferred Tax Assets

Deferred tax assets decreased ¥0.34 trillion to ¥0.95 trillion at March 31, 2012 from ¥1.29 trillion at March 31, 2011. This decrease primarily reflected an increase in net unrealized gains on investment securities due to a recovery in the fair market value of these securities. In addition, the realization of deferred tax assets for allowance for credit losses and the effect of changes in tax laws also contributed to the decrease in deferred tax assets.

On November 30, 2011, the Japanese Diet enacted two tax related laws: “Amendment to the 2011 Tax Reform” and “Special Measures to Secure the Financial Resources to Implement the Restoration from The Great East Japan Earthquake.” The changes under the new laws include a limitation on the use of net operating loss carryforwards to 80% of taxable income, a two-year increase in the carryforward period of certain net operating loss carryforwards to a nine-year period, and an approximately 5% reduction in the effective statutory rate of corporate income tax from 40.6% to 35.6%. While the reduction in the effective statutory rate was effective for the fiscal year beginning on or after April 1, 2012, a temporary surtax levied on corporate income taxes to fund the earthquake recovery efforts caused the effective statutory rate of corporate income tax to be approximately 38.0% for the three year period between April 1, 2012 and March 31, 2015.

Accounts Receivable

Accounts receivable, which is included in Other assets, increased ¥1.22 trillion to ¥2.86 trillion at March 31, 2012 from ¥1.64 trillion at March 31, 2011, reflecting an increase in sales of securities at the end of the period, and the resulting increase in receivables associated with those transactions.

Investment in Equity Method Investees

Investment in equity method investees, which is included in Other assets, increased ¥0.36 trillion to ¥1.13 trillion at March 31, 2012 from ¥0.77 trillion at March 31, 2011. This increase was primarily attributable to the application of the equity method accounting to our investment in Morgan Stanley’s common stock upon conversion of the convertible preferred stock of Morgan Stanley, that we previously held, in June 2011.

For more information, see “—B. Liquidity and Capital Resources—Financial Condition—Investment Portfolio” and Note 14 to our consolidated financial statements included elsewhere in this Annual Report.

Total Liabilities

At March 31, 2012, total liabilities were ¥206.34 trillion, an increase of ¥12.15 trillion from ¥194.19 trillion at March 31, 2011. The total balance of deposits was ¥139.49 trillion at March 31, 2012, an increase of ¥2.86 trillion from ¥136.63 trillion at March 31, 2011. Payables under securities lending transactions were ¥4.98 trillion at March 31, 2012, an increase of ¥2.87 trillion from March 31, 2011. Trading account liabilities were ¥11.97 trillion at March 31, 2012, an increase of ¥2.06 trillion from March 31, 2011. The increases were partially offset by a decrease in long-term debt of ¥0.77 trillion.

The appreciation of the Japanese yen against the US dollar and other foreign currencies between March 31, 2011 and March 31, 2012 resulted in a decrease in the Japanese yen amount of foreign currency-denominated liabilities at March 31, 2012 by ¥1.46 trillion.

Deposits

Deposits are our primary source of funds. The total average balance of deposits increased ¥0.83 trillion to ¥133.92 trillion for the fiscal year ended March 31, 2012 from ¥133.09 trillion for the fiscal year ended March 31, 2011.

The balance of domestic deposits decreased ¥0.95 trillion to ¥114.59 trillion at March 31, 2012 from ¥115.54 trillion at March 31, 2011, and the balance of foreign deposits increased ¥3.81 trillion from ¥21.09 trillion at March 31, 2011 to ¥24.90 trillion at March 31, 2012. Within domestic deposits, the balance of interest-bearing deposits increased, partially in response to depositors’ preference to seek the safety of deposits at large financial institutions, while the balance of non-interest bearing deposits decreased as a result of a decrease in corporate sector deposits, reflecting a gradual recovery from the Great East Japan Earthquake in March 2011, which caused corporations to build up liquidity for contingency circumstances. The increase in foreign deposits was mainly due to an increase in deposits in our overseas offices, especially in the United States and Europe, reflecting the relative increase in credibility in Japanese banks that were perceived to be less affected by the European debt crisis.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset-liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and to manage funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts, and other short-term borrowings.

Short-term borrowings increased ¥6.93 trillion to ¥32.86 trillion at March 31, 2012 from ¥25.93 trillion at March 31, 2011. This increase was primarily attributable to an increase of ¥4.06 trillion in payables under repurchase agreements and securities lending transactions as a result of increases in repurchase and reverse repurchase transactions as our holdings of Japanese government bonds increased.

Trading Account Liabilities

Trading account liabilities increased ¥2.06 trillion from ¥9.91 trillion at March 31, 2011 to ¥11.97 trillion at March 31, 2012. This increase was supported by multiple factors, such as an increase in interest rate and foreign currency swap transactions, resulting from weakened credits and currencies in European markets as well as increased volatility in interest rate spreads, and an increase in foreign exchange trading volumes.

Long-term Debt

Long-term debt at March 31, 2012 was ¥12.59 trillion, a decrease of ¥0.77 trillion from ¥13.36 trillion at March 31, 2011. This decrease was mainly due to a decrease in obligations under loan securitization transactions. For further information, see Note 12 to our consolidated financial statements included elsewhere in this Annual Report.

Benefit Obligations

As of March 31, 2011 and 2012, we had benefit obligations of ¥1,928.3 billion and ¥2,023.3 billion, respectively, and the fair value of our plan assets was ¥2,004.1 billion and ¥1,946.9 billion, respectively. The fair value of our plan assets has fluctuated significantly depending on the general market conditions in recent fiscal years. If the fair value of our pension plan assets declines or our investment return on our pension plan assets decreases, or if a change is made in the actuarial assumptions on which the calculations of the projected pension obligations are based, we may incur losses. Changes in the interest rate environment could also result in an increase in our pension obligations and annual funding costs. In addition, unrecognized prior service costs may be incurred if our pension plans are amended. For more information, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.

Other Liabilities

Other liabilities increased ¥0.71 trillion to ¥5.55 trillion at March 31, 2012 from ¥4.84 trillion at March 31, 2011. This increase was primarily due to an increase in accounts payable reflecting the purchases of investment securities at the end of the period.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. Due to our broad customer base in Japan and the depositors’ recent preference to seek the safety of deposits at large financial institutions, the balance of our deposits increased from ¥136.63 trillion at March 31, 2011 to ¥139.49 trillion at March 31, 2012. As of March 31, 2012, our deposits exceeded our loans, net of allowance for credit losses of ¥91.01 trillion, by ¥48.48 trillion. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with average total equity of ¥8.59 trillion, funded 67.3% of our average total assets of ¥211.84 trillion during the fiscal year ended March 31, 2012.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between three to five years. The balance of our short-term borrowings as of March 31, 2012 was ¥32.86 trillion, and the average balance of our short-term borrowings for the fiscal year ended March 31, 2012 was ¥35.23 trillion. The balance of our long-term debt as of March 31, 2012 was ¥12.59 trillion, and the average balance of our long-term debt for the fiscal year ended March 31, 2012 was ¥12.56 trillion. Liquidity may also be provided by the sale of financial assets, including securities available-for-sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

We manage liquidity separately at certain of our foreign and domestic non-bank and bank subsidiaries because they are subject to separate regulatory requirements, pursue different business models and have distinctive liquidity risk profiles. We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. Liquidity risk management measures at the subsidiary level include the following:

•

Domestic Bank Subsidiaries—Our major domestic bank subsidiaries, BTMU and MUTB, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined levels for certain periods (e.g., one-day, two-week and one-month). The major domestic bank subsidiaries also monitor the balance of buffer assets they respectively hold, including Japanese government bonds and US Treasury bonds, which can be used for cash funding even in periods of stress. In addition, the major domestic bank subsidiaries regularly perform liquidity stress testing designed to evaluate the impact of systemic market stress conditions and institution-specific stress events, including credit rating downgrades, on their liquidity positions;

•

Foreign Bank Subsidiaries—Our major foreign bank subsidiary, UNBC, monitors various liquidity metrics, including total available liquidity, the net non-core funding dependence ratio, and minimum liquidity assets, as a tool to maintain a sufficient amount of liquidity and diversity of funding sources to allow UNBC to meet expected obligations in both stable and adverse conditions. In addition, UNBC regularly conducts stress testing, which incorporates both bank-specific and systemic market scenarios that would adversely affect its liquidity position, to facilitate the identification of appropriate remedial measures to help ensure that it maintains adequate liquidity in adverse conditions;

•

Securities Subsidiaries—Our securities subsidiaries implement liquidity and funding limits designed to maintain their requirements for funding from market sources below pre-determined levels for specified periods. In addition, the securities subsidiaries regularly conduct analyses designed to assess the period for which they can continue to meet their respective liquidity requirements by selling or pledging assets they respectively hold under scenarios where they are unable to access any additional sources of financing in the market; and

•

Non-Bank Subsidiaries—Our non-bank subsidiaries, including Mitsubishi UFJ NICOS, regularly conduct cash flow analyses designed to assess their ability to generate sufficient liquidity for specified periods, considering the cash and cash equivalents as well as deposits they respectively hold, and their respective operating income and expenses under scenarios where they are no longer able to obtain funding from markets through issuance of commercial paper, bonds or other instruments. The non-bank subsidiaries also conduct analyses to ensure sufficient liquidity and funding available from our bank subsidiaries and other financial institutions outside of our group of companies.

We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet its liquidity requirements on a consolidated basis in stress scenarios.

We manage our funding sources using buffer assets, primarily Japanese government bonds, for cash funding. As of March 31, 2012, we held ¥48.88 trillion of Japanese national government and Japanese government agency bonds as available for sale. Our major domestic bank subsidiaries use liquidity-supplying assets, primarily commitment lines for minor currencies funding. In addition, the major bank subsidiaries use a liquidity gap, or the excess of cash inflows over cash outflows, for cash funding.

Following the downgrade by Moody’s of the credit ratings of BTMU, MUTB and MUSHD in August 2011, a small number of Credit Support Annexes, or CSAs, were modified to require, and some of the new CSAs required, additional collateral at lower thresholds. The downgrades by Fitch on July 20, 2012 may result in additional modifications in the future. However, the downgrade of the credit ratings of BTMU and MUTB by Moody’s in August 2011 did not trigger the requirement for additional collateral. MUSHD had some contracts which had collateral requirements affected by the Moody’s downgrade, but as their derivative values were positive against the counterparties, no additional collateral was required in August 2011. We currently do not expect the downgrade by Fitch on July 20, 2012 to trigger a material amount of additional collateral obligations under our derivative contracts. Following the Moody’s downgrade in August 2011, none of BTMU, MUTB and MUSHD recognized material changes in their yen-denominated or US dollar-denominated cost of funding. However, a further credit rating downgrade could result in higher funding costs and also trigger additional collateral obligations. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A further downgrade of our credit ratings could trigger additional collateral obligations under our derivative contracts and increase our funding costs.”

Total Equity

The following table presents a summary of our total equity at March 31, 2011 and 2012:

	At March 31,
	2011	2012
	(in billions, except percentages)
Preferred stock	¥442.1	¥442.1
Common stock	1,644.1	1,645.1
Capital surplus	6,395.7	6,378.6
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	254.1	482.5
Accumulated other changes in equity from nonowner sources, net of taxes	(628.7)	(596.4)
Treasury stock, at cost	(11.2)	(8.3)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥8,335.7	¥8,583.2
Noncontrolling interests	327.2	275.2

Total equity	¥8,662.9	¥8,858.4

Ratio of total equity to total assets	4.27%	4.12%

Total equity increased ¥195.5 billion to ¥8,858.4 billion at March 31, 2012 from ¥8,662.9 billion at March 31, 2011. The ratio of total equity to total assets showed a decrease of 0.15 percentage points to 4.12% at March 31, 2012 from 4.27% at March 31, 2011. The decrease in the ratio of total equity to total assets at March 31, 2012 was principally attributable to an increase in total assets of ¥12.35 trillion, which more than offset the impact of an increase in total equity of ¥195.5 billion.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of investment securities classified as available for sale at March 31, 2011 and 2012:

	At March 31,
	2011	2012
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥308.1	¥482.4
Accumulated net unrealized gains to total equity	3.56%	5.45%

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

The eligible regulatory capital set forth in the FSA’s guidelines discussed above was modified as of March 31, 2007 to reflect the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” often referred to as “Basel II.” In response to the recent financial crisis, the Group of Central Bank Governors and Heads of Supervision has made a series of announcements regarding the new global regulatory framework, which has been referred to as “Basel III,” to strengthen the regulation, supervision and risk management of the banking sector. Various Basel III measures are expected to be introduced in phases starting in calendar 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, in July 2011, the Basel Committee on Banking Supervision proposed additional loss absorbency requirements to supplement the common equity Tier I capital requirement ranging from 1% to 2.5% for global systemically important banks, depending on the bank’s systemic importance, to be introduced in phases starting in calendar 2016. In November 2011, the Financial Stability Board tentatively identified us as a G-SIFI. Based on the Basel III framework, the Japanese capital ratio framework, which is currently based on Basel II, has been revised to implement the more stringent requirements, which will be effective as of March 31, 2013. Likewise, local banking regulators outside of Japan such as those in the United States are expected to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries. We intend to carefully monitor further developments with an aim to enhance our corporate value and maximize shareholder value by integrating the various strengths within the MUFG Group.

As of March 31, 2011 and 2012, we have calculated our risk-weighted assets in accordance with the FSA guidelines reflecting Basel II. In determining capital ratios under the FSA guidelines reflecting Basel II, we and our banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2011 and 2012. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and UNBC has adopted a phased rollout of the internal ratings-based approach. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Methodology to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk, or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines reflecting Basel II, we reflect operational risk in the risk-weighted assets by applying the Standardized Approach as of March 31, 2011 and the Advanced Measurement Approach as of March 31, 2012. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Operational Risk Management.”

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

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated total capital components, risk-weighted assets and risk-adjusted capital ratios at March 31, 2011 and 2012. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31,		Minimum capital ratios required
	2011	2012
	(in billions, except percentages)
Capital components:
Tier I capital	¥9,953.3	¥10,522.3
Tier II capital includable as qualifying capital	3,920.5	4,038.7
Tier III capital includable as qualifying capital	—	—
Deductions from total qualifying capital	(793.0)	(1,818.5)

Total risk-based capital	¥13,080.8	¥12,742.5

Risk-weighted assets	¥87,804.9	¥85,456.6
Capital ratios:
Tier I capital	11.33%	12.31%	4.00%
Total risk-adjusted capital	14.89	14.91	8.00

Our Tier I capital ratio and total risk-adjusted capital ratio at March 31, 2012 were 12.31% and 14.91%, respectively. The increase in total risk-adjusted capital ratio was mainly due to a decrease in risk weighted assets during the fiscal year ended March 31, 2011 as the amount of our net loans and the value of marketable equity securities decreased. At March 31, 2011, management believed that we were in compliance with all capital adequacy requirements to which we were subject.

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios of BTMU and MUTB at March 31, 2011 and 2012. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31,		Minimum capital ratios required
	2011	2012
Consolidated capital ratios:
BTMU
Tier I capital	11.42%	11.76%	4.00%
Total risk-adjusted capital	15.82	16.27	8.00
MUTB
Tier I capital	13.02	12.38	4.00
Total risk-adjusted capital	15.93	15.74	8.00
Stand-alone capital ratios:
BTMU
Tier I capital	12.09	12.60	4.00
Total risk-adjusted capital	16.61	17.41	8.00
MUTB
Tier I capital	12.64	11.71	4.00
Total risk-adjusted capital	16.01	15.76	8.00

At March 31, 2012, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

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

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of UNBC and Union Bank, both subsidiaries of BTMU, at December 31, 2010 and 2011:

	At December 31,		Minimum capital ratios required	Ratios OCC requires to be “well capitalized”
	2010	2011
UNBC:
Tier I capital (to risk-weighted assets)	12.44%	13.82%	4.00%	—
Tier I capital (to quarterly average assets)(1)	10.34	11.44	4.00	—
Total capital (to risk-weighted assets)	15.01	15.98	8.00	—
Union Bank:
Tier I capital (to risk-weighted assets)	11.53%	12.39%	4.00%	6.00%
Tier I capital (to quarterly average assets)(1)	9.55	10.25	4.00	5.00
Total capital (to risk-weighted assets)	13.85	14.43	8.00	10.00

Note:
(1)	Excludes certain intangible assets.

Management believes that, at December 31, 2011, UNBC and Union Bank met all capital adequacy requirements to which they were subject.

At December 31, 2010 and 2011, the Office of the Comptroller of the Currency, or OCC, categorized Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” Union Bank must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (the Leverage ratio) as set forth in the table. There are no conditions or events since December 31, 2011 that would cause management to believe Union Bank’s category has changed.

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

Capital Adequacy Ratio of MUMSS

At March 31, 2011 and 2012, MUMSS’ capital accounts less certain fixed assets of ¥250.4 billion and ¥387.7 billion represented 219.3% and 328.6% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Law of Japan. For further information, see Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

In April and November 2011, we injected additional capital into MUMSS to strengthen its capital base. See “—Recent Developments.”

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted market prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits—net” in our consolidated statements of operations included elsewhere in this Annual Report. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2011 and 2012:

	Fiscal years ended March 31,
	2011	2012
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥37,138	¥23,503
Changes attributable to contracts realized or otherwise settled during the fiscal year	(6,147)	(10,044)
Fair value of new contracts when entered into during the fiscal year	2,346	9,114
Other changes in fair value, principally revaluation at end of fiscal year	(9,834)	(2,797)

Net fair value of contracts outstanding at end of fiscal year	¥23,503	¥19,776

During the fiscal year ended March 31, 2012, the fair value of non-exchange traded contracts decreased mainly due to contracts being settled during the fiscal year, and a decline in the fair value resulting from fluctuations in foreign exchange rates and/or fluctuations in the value of credit default swaps embedded in collateralized debt obligations.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2012:

	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥143	¥11,907
Maturity less than 3 years	519	4,453
Maturity less than 5 years	—	1,890
Maturity 5 years or more	—	864

Total fair value	¥662	¥19,114

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions in “—Business Environment,” “—Recent Developments,” “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The following table summarizes these commitments at March 31, 2012:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥1,897	¥884	¥721	¥3,502
Performance guarantees	1,480	521	88	2,089
Derivative instruments	90,816	54,592	10,312	155,720
Liabilities of trust account	4,428	324	498	5,250
Others	96	—	—	96

Total guarantees	98,717	56,321	11,619	166,657

Other off-balance sheet instruments:
Commitments to extend credit	47,961	13,841	952	62,754
Commercial letters of credit	586	96	—	682
Commitments to make investments	51	48	18	117
Others	16	—	—	16

Total other off-balance sheet instruments	48,614	13,985	970	63,569

Total	¥147,331	¥70,306	¥12,589	¥230,226

See Note 22 to our consolidated financial statements included elsewhere in this Annual Report for a description of the nature of our guarantees and other off-balance sheet instruments.

The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2012, approximately 64% of these commitments will expire within one year, 31% from one year to five years and 5% after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” We evaluate off-balance sheet arrangements in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

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

F.	Tabular Disclosure of Contractual Obligations

The following table shows a summary of our contractual cash obligations outstanding at March 31, 2012:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual cash obligations:
Time deposit obligations	¥52,896	¥9,568	¥1,615	¥195	¥64,274
Long-term debt obligations	1,500	2,850	1,637	6,577	12,564
Capital lease obligations	10	13	3	3	29
Operating lease obligations	76	122	103	362	663
Purchase obligations	57	35	8	18	118

Total(1)(2)	¥54,539	¥12,588	¥3,366	¥7,155	¥77,648

Notes:
(1)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2012 as such amount is not currently determinable. We expect to contribute approximately ¥55.7 billion for pension and other benefits for our employees for the fiscal year ending March 31, 2013. For further information, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.
(2)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with the guidance on accounting for uncertainty in income taxes as we cannot estimate reasonably the timing of cash settlement of the liabilities for unrecognized tax benefit. The total amount of the liabilities for unrecognized tax benefits is ¥58.6 billion at March 31, 2012. Among the liabilities for unrecognized tax benefits, it is reasonably possible that approximately ¥16.6 billion will decrease during the next twelve months. For further information, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

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

The following table sets forth the members of our board of directors as of July 1, 2012, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Takamune Okihara (July 11, 1951)	Chairman	April 1974	Joined Sanwa Bank
		March 2001	Executive Officer of Sanwa Bank
		January 2002	Executive Officer of UFJ Bank
		May 2003	Senior Executive Officer of UFJ Bank
		May 2004	President and CEO of UFJ Bank
		June 2004	Director of UFJ Holdings
		October 2005	Managing Officer of MUFG
		January 2006	Deputy President of BTMU
		April 2008	Deputy Chairman of BTMU (incumbent) Retired from Managing Officer of MUFG
		June 2010	Chairman of MUFG (incumbent) Director of Mitsubishi UFJ NICOS Co., Ltd (incumbent)

Kinya Okauchi (September 10, 1951)	Deputy Chairman and Chief Audit Officer	April 1974	Joined Mitsubishi Trust Bank
		June 2001	Director (Non-Board Member Director) of Mitsubishi Trust Bank
		April 2003	Managing Director (Non-Board Member Director) of Mitsubishi Trust Bank
		March 2004	Managing Director of Mitsubishi Trust Bank
		June 2004	Director of MTFG
		June 2005	Senior Managing Director of Mitsubishi Trust Bank
		October 2005	Director of MUFG
Senior Managing Director of MUTB
		June 2007	Managing Officer of MUFG
		June 2008	President of MUTB
Director of MUFG
		April 2010 April 2012	Deputy Chairman of MUFG (incumbent) Chairman of MUTB (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Katsunori Nagayasu (April 6, 1947)	President & CEO	May 1970 June 1997	Joined Mitsubishi Bank Director of Bank of Tokyo-Mitsubishi
		June 2000	Retired from Director of Bank of Tokyo-Mitsubishi
Managing Director of Nippon Trust Bank
		April 2001	Director of MTFG
		October 2001	Managing Director of Mitsubishi Trust Bank
		June 2002	Retired from Managing Director of Mitsubishi Trust Bank Managing Director of Bank of Tokyo-Mitsubishi
		April 2004	Director and Managing Officer of MTFG
		June 2004	Managing Officer of MTFG
		January 2005	Senior Managing Director of Bank of Tokyo-Mitsubishi
		May 2005	Deputy President of Bank of Tokyo-Mitsubishi
		October 2005	Managing Officer of MUFG
		December 2005	Retired from Managing Officer of MUFG
		January 2006	Deputy President of BTMU
		June 2006	Deputy President of MUFG
		April 2008	Director of MUFG
President of BTMU
		April 2010	President & CEO of MUFG (incumbent)
		April 2012	Chairman of BTMU (incumbent)

Masaaki Tanaka (April 1, 1953)	Deputy President	April 1977	Joined Mitsubishi Bank
		June 2004	Non-Board Member Director of Bank of Tokyo-Mitsubishi Executive Officer of MTFG
		May 2005	Retired from Executive Officer of MTFG
		January 2006	Executive Officer of BTMU
Executive Officer of MUFG
		April 2007 May 2007	Retired from Executive Officer of MUFG Managing Executive Officer of BTMU Director of UnionBanCal Corporation (incumbent)
		June 2010	Managing Officer of MUFG
		May 2011 May 2012 June 2012	Senior Managing Executive Officer of BTMU Director of Morgan Stanley (incumbent) Retired from Managing Officer of MUFG Retired from Senior Managing Executive Officer of BTMU
Deputy President of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Taihei Yuki (October 3, 1952)	Senior Managing Director and Chief Financial Officer	April 1977	Joined Mitsubishi Trust Bank
		June 2004	Director (Non-Board Member Director) of Mitsubishi Trust Bank
		October 2005	Executive Officer of MUTB
		June 2006	Managing Executive Officer of MUTB
		June 2007	Managing Director of MUTB
Director of MUFG
		June 2008	Managing Officer of MUFG
		June 2009 June 2010	Senior Managing Director of MUTB Retired from Managing Officer of MUFG
		June 2011	Retired from Senior Managing Director of MUTB Director of BTMU (incumbent)
Senior Managing Director of MUFG (incumbent)

Ichiro Hamakawa (February 6, 1956)	Senior Managing Director and Chief Planning Officer	April 1978	Joined Sanwa Bank
		May 2005	Executive Officer of UFJ Holdings
		October 2005 December 2005	Executive Officer of MUFG Executive Officer of UFJ Bank Retired from Executive Officer of MUFG
		January 2006	Executive Officer of BTMU
		January 2009	Managing Executive Officer of BTMU
		May 2011	Retired from Managing Executive Officer of BTMU Managing Officer of MUFG
		June 2011	Director of MUTB (incumbent)
Managing Director of MUFG
		May 2012	Senior Managing Director of MUFG (incumbent)

Akihiko Kagawa (October 6, 1955)	Managing Director and Chief Compliance and Risk Officer	April 1980	Joined Bank of Tokyo
		June 2006	Executive Officer of BTMU
		May 2010	Executive Officer of MUFG
		May 2012	Retired from Executive Officer of BTMU Managing Officer of MUFG
		June 2012	Director of kabu.com Securities Co., Ltd. (incumbent)
Director of MUSHD (incumbent) Managing Director of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Toshiro Toyoizumi (October 26, 1949)	Director	April 1973	Joined Mitsubishi Bank
		June 2001	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		May 2004	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		January 2006	Managing Executive Officer of BTMU
		June 2007	Managing Officer of MUFG
		April 2008 May 2009	Senior Managing Executive Officer of BTMU Retired from Managing Officer of MUFG
		June 2009	Deputy President of BTMU
		May 2010	Managing Officer of MUFG
		April 2011	Retired from Deputy President of BTMU Retired from Managing Officer of MUFG President & CEO of MUSHD (incumbent)
President & CEO of MUMSS (incumbent)
		June 2011	Director of MUFG (incumbent)

Nobuyuki Hirano (October 23, 1951)	Director	April 1974	Joined Mitsubishi Bank
		June 2001	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		July 2004	Executive Officer of MTFG
		May 2005	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		June 2005	Managing Director of Bank of Tokyo-Mitsubishi
Director of MTFG
		October 2005	Director of MUFG
		January 2006	Managing Director of BTMU
		October 2008	Senior Managing Director of BTMU
		June 2009	Deputy President of BTMU
Managing Officer of MUFG
		June 2010	Director of MUFG
		October 2010	Deputy President of MUFG
		April 2012	President of BTMU (incumbent)
Director of MUFG (incumbent)

Shunsuke Teraoka (December 4, 1953)	Director	April 1976	Joined Toyo Trust Bank
		May 2002	Executive Officer of UFJ Trust Bank
		May 2004	Director and Executive Officer of UFJ Trust Bank
		May 2005	Director and Senior Executive Officer of UFJ Trust Bank
		October 2005	Managing Executive Officer of MUTB
		June 2008	Senior Managing Director of MUTB
		June 2010	Deputy President of MUTB
Director of MUFG (incumbent)
		June 2012	Deputy Chairman of MUTB (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Tatsuo Wakabayashi (September 29, 1952)	Director	April 1977	Joined Mitsubishi Trust Bank
		June 2004	Director (Non-Board Member Director) of Mitsubishi Trust Bank
		October 2005	Executive Officer of MUTB
		June 2006	Managing Executive Officer of MUTB
		June 2008	Managing Director of MUTB
		June 2009	Senior Managing Director of MUTB
		June 2010	Managing Officer of MUFG
		June 2011	Director of MUFG (incumbent)
		April 2012	President of MUTB (incumbent)

Saburo Araki (August 6, 1957)	Director	April 1981	Joined Mitsubishi Bank
		May 2007	General Manager, Human Resources Division of BTMU
		June 2007	Executive Officer of BTMU
		May 2009	Executive Officer of MUFG
		May 2011	Managing Executive Officer of BTMU
		May 2012	Managing Officer of MUFG Retired from Managing Officer of MUFG
		June 2012	Managing Director of BTMU (incumbent)
Director of MUFG (incumbent)

Hiroyuki Noguchi (May 7, 1958)	Director	April 1981	Joined Tokai Bank
		September 2006	General Manager, Shintomicho Commercial Banking Office of BTMU
		May 2009	General Manager, Nihonbashi-Chuo Commercial Banking Office of BTMU
		June 2009 May 2011	Executive Officer of BTMU Retired from Executive Officer of BTMU
		June 2011	Senior Executive Officer of MUSHD
Senior Executive Officer of MUMSS
Managing Director of MUMSS (incumbent)
Managing Director of MUSHD (incumbent)
Director of MUFG (incumbent)

Muneaki Tokunari (March 6, 1960)	Director	April 1982	Joined Mitsubishi Trust Bank
		October 2005	General Manager, Frontier Strategy Planning and Support Division of MUTB
		April 2007	General Manager, Financial Planning Division, Deputy General Manager, Corporate Planning Division, and Co-General Manager, Corporate Risk Management Division of MUFG
		June 2009	Executive Officer of MUTB
Executive Officer of MUFG
		June 2011	Managing Executive Officer of MUTB
		April 2012	Managing Director of MUTB (incumbent)
		June 2012	Director of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Ryuji Araki (January 29, 1940)	Director	April 1962	Joined the Toyota Motor Co., Ltd.
		September 1992	Director, Member of the Board of TOYOTA MOTOR CORPORATION (TOYOTA)
		June 1997	Managing Director, Member of the Board of TOYOTA
		June 1999	Senior Managing Director, Member of the Board of TOYOTA
		June 2001	Vice President, Member of the Board and Representative Director of TOYOTA
		June 2002	Auditor of Aioi Insurance Company Limited. (Aioi Insurance)
		June 2005	Senior Advisor to the Board of TOYOTA
Chairman of Aioi Insurance
Chairman of TOYOTA FINANCIAL SERVICES CORPORATION. (TFS)
		June 2007	Advisor of TFS
		June 2008	Advisor of TOYOTA (incumbent)
Senior Advisor of Aioi Insurance
		June 2009	Retired from Advisor of TFS Director of MUFG (incumbent)
		October 2010	Senior Advisor of Aioi Nissay Dowa Insurance Co., Ltd. (Aioi Nissay Dowa Insurance)
		June 2012	Advisor of Aioi Nissay Dowa Insurance (incumbent)

Kazuhiro Watanabe (May 19, 1947)	Director	April 1974	Public Prosecutor, Tokyo District Public Prosecutors Office
		July 1998	Assistant Vice-minister of Justice (Deputy Director-General for Criminal Affairs Bureau)
		April 2001	Public Prosecutor, Supreme Public Prosecutors Office
		January 2002	Chief Public Prosecutor, Nara District Public Prosecutors Office
		September 2004	Chief Public Prosecutor, Maebashi District Public Prosecutors Office
		September 2005	Chief Public Prosecutor, Nagoya District Public Prosecutors Office
		June 2007	Chief Public Prosecutor, Yokohama District Public Prosecutors Office
		July 2008 July 2009	Superintending Prosecutor, Sapporo High Public Prosecutors Office Retired from Superintending Prosecutor, Sapporo High Public Prosecutors Office
		September 2009	Attorney at Law Joined Dai-ichi Tokyo Bar Association
Professor of Law, Tokai University Law School (incumbent)
		June 2010	Director of MUFG (incumbent) Auditor of Mitsubishi Plastics, Inc. (incumbent)
		January 2011	Attorney at Law of Higashimachi LPC (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Takuma Otoshi (October 17, 1948)	Director	July 1971	Joined IBM Japan, Ltd. (IBM Japan)
		March 1994	Director of IBM Japan
		March 1997	Managing Director of IBM Japan
		December 1999	President of IBM Japan
		June 2004	Director of MTFG
		October 2005	Director of MUFG (incumbent)
		April 2008	President & Chairman of IBM Japan
		January 2009 June 2009 June 2010 July 2010	Chairman of IBM Japan Director of TOTO LTD. (incumbent) Director of CALBEE, Inc. (incumbent) Director of Kao Corporation (incumbent) Director of Meiji Yasuda Life Insurance Company (incumbent)
		May 2012	Senior Advisor of IBM Japan (incumbent)

The following table sets forth our corporate auditors as of July 1, 2012, together with their respective dates of birth, positions and experience:

Name (date of birth)	Position in MUFG	Business experience
Tetsuo Maeda (June 10, 1951)	Corporate Auditor (Full-Time)	April 1974	Joined Toyo Trust Bank
		May 2000	Executive Officer of Toyo Trust Bank
		January 2002	Executive Officer of UFJ Trust Bank
		May 2003	Senior Executive Officer of UFJ Trust Bank
		September 2004	Director and Senior Executive Officer of UFJ Trust Bank
		October 2005	Managing Director of MUTB
		June 2006	Senior Managing Director of MUTB
		June 2009	Retired from Senior Managing Director of MUTB
Corporate Auditor (Full-Time) of MUFG (incumbent)

Takehiko Nemoto (August 20, 1953)	Corporate Auditor (Full-Time)	April 1976	Joined Mitsubishi Bank
		June 2004	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		October 2005	Executive Officer of MUFG
		January 2006	Executive Officer of BTMU
		October 2008	Managing Executive Officer of BTMU
		May 2009	Managing Officer of MUFG
		June 2009	Managing Director of BTMU
		October 2010	Senior Managing Director of BTMU
		May 2011	Retired from Managing Officer of MUFG
		June 2011	Retired from Senior Managing Director of BTMU
Corporate Auditor (Full-Time) of MUFG (incumbent)

Tsutomu Takasuka (February 11, 1942)	Corporate Auditor	April 1967	Became a member of the Japanese Institute of Certified Public Accountants
		June 1985	Partner at Mita Audit Corporation
		February 1990	Partner at Tohmatsu & Co.
		September 2002	Resigned Tohmatsu & Co.
		April 2004	Professor, Department of Business Administration, Bunkyo Gakuin University
		October 2004	Full-time Corporate Auditor of Bank of Tokyo-Mitsubishi
		June 2005	Corporate Auditor of MTFG
		October 2005	Corporate Auditor of MUFG (incumbent)
		January 2006	Full-time Corporate Auditor of BTMU (incumbent)
		March 2010	Retired from Professor, Department of Business Administration, Bunkyo Gakuin University

Kunie Okamoto (September 11, 1944)	Corporate Auditor	June 1969	Joined Nippon Life Insurance Company (Nippon Life)
		July 1995	Director of Nippon Life
		March 1999	Managing Director of Nippon Life
		March 2002	Senior Managing Director of Nippon Life
		April 2005	President of Nippon Life
		June 2005	Corporate Auditor of UFJ Holdings Corporate Auditor of TOKYU CORPORATION (incumbent)
		October 2005 June 2010	Corporate Auditor of MUFG (incumbent) Director of Kintetsu Corporation (incumbent) Corporate Auditor of Daicel Corporation (formerly Daicel Chemical Industries, Ltd.) (incumbent)
		April 2011	Chairman of Nippon Life (incumbent)

Name (date of birth)	Position in MUFG	Business experience
Yasushi Ikeda (April 18, 1946)	Corporate Auditor	April 1972	Admitted to the Bar Joined the Tokyo Bar Association
		April 1977	Partner of the law firm Miyake Imai & Ikeda (incumbent)
June 2001 June 2007 June 2009

Corporate Auditor of KADOKAWA GROUP HOLDINGS, INC. (incumbent)

Director of Nippon Metal Industry Co. Ltd. (incumbent)

Director of Sony Financial Holdings Inc. (incumbent)

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

The aggregate amount of compensation paid, including benefits in kind granted and any contingent and deferred compensation but excluding retirement allowances paid, by MUFG and its subsidiaries during the fiscal year ended March 31, 2012 to our directors (excluding outside directors), to corporate auditors (excluding outside auditors) and to outside directors and auditors, was ¥953 million, ¥87 million and ¥106 million, respectively.

The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2012 to our directors and corporate auditors consists of annual base salaries, stock acquisition rights, bonuses and other benefits. The maximum aggregate amount of each type of compensation for our directors and corporate auditors is approved at a general meeting of our shareholders. The amount and allocation of compensation for each director are then proposed to, and voted upon by, the board of directors. The amount and allocation of compensation for each corporate auditor are determined through discussions and agreement among the corporate auditors. The nomination and compensation committee deliberates and makes proposals to the board of directors regarding matters relating to, among other things, the compensation of our directors. For more information on the nomination and compensation committee, see “—C. Board Practices.”

The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2012 to our directors (excluding outside directors) and corporate auditors (excluding outside corporate auditors):

		Non-Adjustable Compensation
Number of Directors and Corporate Auditors(1)	Aggregate Compensation	Base Salary	Stock Acquisition Rights	Adjustable Compensation (Cash Bonuses)	Retirement Allowances(2)	Other
	(in millions)
21	¥1,108	¥574	¥295	¥170	¥68	¥1

Notes:
(1)	Includes current directors and corporate auditors as well as those who retired during the fiscal year ended March 31, 2012 but excludes outside directors and corporate auditors.
(2)	Represents the aggregate amount of retirement allowances paid in cash during the fiscal year ended March 31, 2012, pursuant to a one-time shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. For more information, see “—Retirement Allowances” below.

The following table sets forth the details of individual compensation paid, including benefits in kind granted but excluding retirement allowances paid, by MUFG and its subsidiaries in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2012:

Directors	Aggregate amount	Paid by	Compensation paid
			Annual salary	Stock options	Bonus
	(in millions)
Takamune Okihara	¥118	MUFG	¥12	¥6	¥5
		BTMU	46	25	24
Katsunori Nagayasu	¥124	MUFG	¥12	¥6	¥5
		BTMU	49	26	26

Annual Base Salary

Annual base salaries are paid to our directors (including outside directors) and corporate auditors (including outside corporate auditors) in the form of monthly cash installment payments. The aggregate annual base salary paid to our directors (excluding outside corporate directors) and corporate auditors (excluding outside corporate auditors) for the fiscal year ended March 31, 2012 was ¥574 million. The aggregate annual base salary paid to our outside directors and outside corporate auditors for the same period was ¥79 million.

Stock-based Compensation Plans

We issue stock acquisition rights to further motivate our directors (including outside directors) and corporate auditors (including outside corporate auditors) to contribute to the improvement of our stock prices and profits and, with respect to our corporate auditors, to improve their audits and investigations aiming to increase our corporate value. The number of options granted to each director or corporate auditor is determined by comprehensively taking into account each grantee’s seniority of the position held at MUFG or its subsidiaries, experience and contribution to our performance throughout the period of the grantee’s service within the maximum aggregate number of options approved by our shareholders.

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

As part of our compensation structure, on June 28, 2012, the board of directors adopted another stock-based compensation plan entitled “Sixth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 18, 2012, we allotted an aggregate of 10,002 stock acquisition rights to our directors and an aggregate of 1,161 stock acquisition rights to our corporate auditors for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 17, 2042, but only after the date on which a grantee’s service as a director, corporate auditor or officer terminates. The fair value of each stock acquisition right was ¥33,100.

Bonuses

We from time to time pay cash bonuses to our directors to further motivate them to contribute to the improvement of our stock prices and profits if such bonuses are deemed appropriate based on a balanced scorecard approach taking into account the results of operations of the MUFG Group and each director’s individual performance of his duties as a director in light of both quantitative and qualitative criteria, including our medium-term strategy for improving our corporate value. None of the outside directors and corporate auditors (including outside corporate auditors) is eligible to receive a cash bonus. The nomination and compensation committee evaluates the amount of cash bonuses annually to determine the reasonableness of the amount in proportion to the aggregate compensation approved by our shareholders. The aggregate cash bonus paid to our directors for the fiscal year ended March 31, 2012 was ¥170 million.

Retirement Allowances

Prior to June 28, 2007, in accordance with customary Japanese practice, when a director or corporate auditor retired, a proposal to pay a retirement allowance was submitted at the annual ordinary general meeting of shareholders for approval. The retirement allowance consisted of a one-time payment of a portion of the allowance paid at the time of retirement and periodic payments of the remaining amount for a prescribed number of years. After the shareholders’ approval was obtained, the retirement allowance for a director or corporate auditor was fixed by the board of directors or by consultation among the corporate auditors in accordance with our internal regulations and practice and generally reflected the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance. Historically, MUFG did not set aside reserves for any retirement payments for directors and corporate auditors made under this practice.

Pursuant to a one-time shareholders’ approval in June 2007, retirement allowances are paid in cash to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. The aggregate amount of retirement allowances paid in cash by MUFG and its subsidiaries pursuant to the one-time shareholder approval during the fiscal year ended March 31, 2012 to our directors (excluding outside directors), to corporate auditors (excluding outside auditors) and to outside directors and auditors, who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions, was ¥67 million, ¥0 million and nil, respectively.

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

Unless otherwise provided in the relevant Restricted Share Unit Agreement, Restricted Share Units will become vested and nonforfeitable as follows: one-third (33 1/3%) of a grantee’s Restricted Share Units would vest on each one year anniversary of the date of the award such that all of the Restricted Share Units would be fully vested after three years from the date of the award so long as the grantee remains an employee of UNBC or its subsidiaries.

The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust pursuant to a trust agreement between UNBC and the trustee.

UNBC began granting Restricted Share Units in November 2010. As of June 30, 2012, 9,014,144 Restricted Share Units have been granted under the plan.

Share Ownership

As of June 30, 2012, our directors and corporate auditors held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Takamune Okihara	19,820
Kinya Okauchi	17,400
Katsunori Nagayasu	11,640
Masaaki Tanaka	10,600
Taihei Yuki	135,830
Ichiro Hamakawa	148,400
Akihiko Kagawa	15,800
Toshiro Toyoizumi	203,500
Nobuyuki Hirano	28,400
Shunsuke Teraoka	5,440
Tatsuo Wakabayashi	18,100
Saburo Araki	11,780
Hiroyuki Noguchi	95,800
Muneaki Tokunari	8,800
Ryuji Araki	39,400
Kazuhiro Watanabe	0
Takuma Otoshi	3,000

Corporate Auditors	Number of Shares Registered
Tetsuo Maeda	62,330
Takehiko Nemoto	145,800
Tsutomu Takasuka	0
Kunie Okamoto	536
Yasushi Ikeda	0

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

Internal Audit and Compliance Committee.    The internal audit and compliance committee, a majority of which is comprised of outside directors and specialists, deliberates important matters relating to internal audits, internal control of financial information, financial audits, compliance, corporate risk management, and other internal control systems. This committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. We aim to enhance the effectiveness of internal audit functions by utilizing the external view points provided by the internal audit and compliance committee members. The chairman of the internal audit and compliance committee is Ryuji Araki, who is an outside director. The other members of this committee are Kazuhiro Watanabe, an outside director, Yoshinari Tsutsumi, an attorney-at-law, Hideo Kojima, a certified public accountant, and Kinya Okauchi, Deputy Chairman and Chief Audit Officer. The internal audit and compliance committee met thirteen times between April 2011 and March 2012.

Nomination and Compensation Committee.    The nomination and compensation committee, a majority of which is comprised of outside directors, deliberates matters relating to the appointment and dismissal of our directors and the directors of our subsidiaries, the compensation framework of our directors and the directors of our subsidiaries, as well as the compensation of our top management and the top management of our subsidiaries. The nomination and compensation committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. The chairman of the nomination and compensation committee is Takuma Otoshi, an outside director. The other members of this committee are Ryuji Araki and Kazuhiro Watanabe, who are also outside directors, and Katsunori Nagayasu, President & CEO. The nomination and compensation committee met six times between April 2011 and March 2012.

For additional information on our board practices and the significant differences in corporate governance practices between MUFG and US companies listed on the New York Stock Exchange, see “—A. Directors and Senior Management” and “Item 16G. Corporate Governance.”

D.	Employees

As of March 31, 2012, we had approximately 78,800 employees, a decrease of approximately 1,600 employees compared with the number of employees as of March 31, 2011. In addition, as of March 31, 2012, we had approximately 31,700 part-time and temporary employees. The following tables show the percentages of our employees in our different business units and in different locations as of March 31, 2012:

Business unit
Bank of Tokyo-Mitsubishi UFJ:
Retail Banking Business Unit	19%
Corporate Banking Business Unit	13
Global Business Unit	27
Global Markets Unit	1
Operations and Systems Unit	10
Corporate Center/Independent Divisions	2
Mitsubishi UFJ Trust and Banking Corporation:
Trust-Banking	5
Trust Assets	3
Real Estate	2
Global Markets	1
Administration and subsidiaries	3
Mitsubishi UFJ Securities Holdings:
Sales Marketing Business Unit	4
Global Investment Banking Business Unit	1
Global Markets Business Unit	1
International Business Unit	1
Corporate Center and Others	2
Mitsubishi UFJ NICOS:
Business Marketing Division	2
Credit Risk Management & Risk Assets Administration Division	1
Operations Division	1
Systems Division	0
Corporate Division	0
Others	1

100%

Location
Bank of Tokyo-Mitsubishi UFJ:
Japan	45%
United States	16
Europe	2
Asia/Oceania excluding Japan	9
Other areas	1
Mitsubishi UFJ Trust and Banking Corporation:
Japan	13
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities Holdings:
Japan	7
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	4
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	2

100%

Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.

E.	Share Ownership

The information required by this item is set forth in “—B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

Common Stock

As of March 31, 2012, we had 758,290 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2012, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Japan Trustee Services Bank, Ltd. (Trust account)(1)	904,582,800	6.39%
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	624,695,900	4.41
SSBT OD05 Omnibus Account—Treaty Clients	371,872,750	2.62
Japan Trustee Services Bank, Ltd. (Trust account 9)(1)	271,399,400	1.91
Nippon Life Insurance Company	271,322,953	1.91
State Street Bank and Trust Company	194,890,757	1.37
Meiji Yasuda Life Insurance Company(2)	175,000,000	1.23
The Bank of New York Mellon as Depositary Bank for DR Holders(3)	171,735,947	1.21
Toyota Motor Corporation	149,263,153	1.05
State Street Bank and Trust Company	138,920,762	0.98

Total	3,273,684,422	23.12%

Notes:
(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	These shares are those held in a pension trust account with The Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Meiji Yasuda Life Insurance Company.
(3)	An owner of record for our American depositary shares.

As of March 31, 2012, 1,183,976 shares, representing less than 0.01% of our outstanding common stock, were held by our directors and corporate auditors. Our major shareholders do not have different voting rights.

As of March 31, 2012, 1,779,317,090 shares, representing 12.57% of our outstanding common stock, were owned by 322 US shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 171,735,947 shares, or 1.21%, of our issued common stock.

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

The shareholders of our preferred stock, appearing on the register of shareholders as of March 31, 2012, and the number and the percentage of such shares held by each of them, were as follows:

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

We converted the convertible preferred stock issued to us by Morgan Stanley into Morgan Stanley’s common stock in June 2011, resulting in us holding approximately 22.4% of the voting rights in Morgan Stanley, and appointed a second representative to Morgan Stanley’s board of directors in July 2011. As a result, Morgan Stanley became our equity-method affiliate. As of March 31, 2012, we held approximately 21.8% of the voting rights in Morgan Stanley, and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.

In April 2011, MUSHD made a ¥30 billion capital contribution to MUMSS. In November 2011, we and Morgan Stanley made an additional ¥45 billion of capital contributions to MUMSS. As of March 31, 2012, we hold a 60% economic interest and a 60% voting interest in MUMSS while Morgan Stanley continues to hold the remaining 40% economic interest and 40% voting interest in MUMSS.

For a detailed discussion of the foregoing transactions relating to our global alliance and securities joint venture with Morgan Stanley, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2012, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

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

Distributions

Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. On June 28, 2012, we paid year-end dividends in the amount of ¥6 per share of common stock for the fiscal year ended March 31, 2012.

See “Item 10.B. Additional Information—Memorandum and Articles of Association” for additional information on our dividends policy.

Under the Japanese foreign exchange regulations currently in effect, dividends paid on shares held by non-residents of Japan may be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which ADSs are issued, the depositary is required, to the extent that in its judgment it can convert Japanese yen on a reasonable basis into US dollars and transfer the resulting US dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into US dollars and to distribute the amount received, after deduction of any applicable withholding taxes, to the holders of ADSs. See “Item 10.D. Additional Information—Exchange Controls” and “Item 12.D. Description of Securities Other than Equity Securities—American Depositary Shares.”

B.	Significant Changes

Other than as described in this Annual Report, no significant changes have occurred since the date of our consolidated financial statements included in this Annual Report.

Item 9.	The Offer and Listing.

A.	Offer and Listing Details

Market Price Information

The following table shows, for the periods indicated, the reported high and low sale prices for shares of our common stock on the Tokyo Stock Exchange, or the TSE, and of the ADSs on the New York Stock Exchange, or the NYSE:

	Price per share on the TSE		Price per ADS on the NYSE
	High	Low	High	Low
	(yen)		(US$)
Fiscal year ended March 31, 2008	1,430	782	11.72	7.95
Fiscal year ended March 31, 2009	1,173	377	11.11	3.71
Fiscal year ended March 31, 2010	699	437	6.84	4.79
Fiscal year ended March 31, 2011
First quarter	520	399	5.56	4.48
Second quarter	440	386	5.06	4.52
Third quarter	446	364	5.42	4.50
Fourth quarter	476	321	5.68	4.44
Fiscal year ended March 31, 2012
First quarter	404	355	4.98	4.36
Second quarter	419	322	5.29	4.06
Third quarter	362	318	4.68	4.01
Fourth quarter	448	325	5.36	4.23
February	431	351	5.25	4.67
March	448	400	5.36	4.90
Fiscal year ending March 31, 2013
April	427	383	5.16	4.69
May	383	335	4.72	4.18
June	381	328	4.75	4.16
July (through July 10)	398	379	4.92	4.72

B.	Plan of Distribution

Not applicable.

C.	Markets

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

As of June 28, 2012, our authorized common share capital was comprised of 33,000,000,000 shares of common stock with no par value.

As of March 31, 2012, a total of 14,154,534,220 shares of common stock (including 10,471,043 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.

As of June 28, 2012, we were authorized to issue 920,001,000 shares of preferred stock, including 120,000,000 shares of class 3 preferred stock, 400,000,000 shares of each of the first to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares), and 1,000 shares of class 11 preferred stock. As of March 31, 2012, we had 156,000,000 shares of first series of class 5 preferred stock and 1,000 shares of class 11 preferred stock issued and outstanding.

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

Under the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks etc., the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, are traded without share certificates through entry in the books maintained under a central clearing system.

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

Under the Company Law, distributions of surplus may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of a general meeting of shareholders or our board of directors authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or (as the case may be) our board of directors, grant to our shareholders the right to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders. See “—B. Memorandum and Articles of Association—Common Stock—Voting Rights.”

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

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our repurchased shares by a resolution of our board of directors. As of March 31, 2012, we (excluding our subsidiaries) owned 108,947 shares of treasury stock.

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

General

As of March 31, 2012, we were authorized under our Articles of Incorporation to issue five classes of preferred stock totaling 920,001,000 shares of preferred stock, including 120,000,000 shares of class 3 preferred stock, 400,000,000 shares of each of the first to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares) and 1,000 shares of class 11 preferred stock. Our preferred stock has equal preference over our shares of common stock with respect to dividend entitlements and distribution of assets upon our liquidation. However, holders of shares of our preferred stock are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our Articles of Incorporation. As of March 31, 2012, 156,000,000 shares of first series class 5 preferred stock and 1,000 shares of class 11 preferred stock had been outstanding, but there were no shares of class 3, 6 or 7 preferred stock outstanding. We may, at any time, following necessary authorization as described in the first paragraph under “Repurchase of Our Shares,” purchase and cancel, at fair value, any shares of preferred stock outstanding out of the distributable amount.

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

For more information, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Preferred Stock.”

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

Before making a distribution, any withholding taxes that must be paid under Japanese law will be deducted. See “—E. Taxation—Japanese Taxation.” The Bank of New York Mellon will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the relevant exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the Japanese currency, you may lose some or all of the value of the distribution.

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

Generally, a non-resident holder of shares of our common stock or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is (i) 7% for dividends to be paid on or before December 31, 2012, (ii) 7.147% for dividends to be paid on or after January 1, 2013 but on or before December 31, 2013, (iii) 15.315% for dividends to be paid on or after January 1, 2014 but on or before December 31, 2037 and (iv) 15% for dividends to be paid thereafter, except for dividends paid to any individual non-resident holder who holds 3% or more of our issued shares for which the applicable rate is 20%, pursuant to Japanese tax law.

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

Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate as stated above shall be applicable.

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

This summary addresses only shares or ADSs that are held as capital assets within the meaning of Section 1221 of the Code.

As used herein, a “US holder” is a beneficial owner of shares or ADSs, as the case may be, that is, for US federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to US federal income tax regardless of its source; or

•	a trust

•	the administration of which is subject to (1) the supervision of a court within the United States and (2) the control of one or more US persons as described in Section 7701(a)(30) of the Code; or

•	that has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

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

This summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its respective terms. For US federal income tax purposes, holders of ADSs will be treated as the owners of the shares represented by the ADSs. Accordingly, withdrawals or deposits of shares in exchange for ADSs generally will not be subject to US federal income tax.

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

Proposed Treasury regulations convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. Based upon these proposed Treasury regulations and certain IRS guidance relating to the treatment of certain qualifying government bonds, and upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2012 because we did not meet either the income test or the asset test. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2013 or any future taxable year due to changes in our income or asset composition. In addition, a decrease in the price of our shares may also result in our becoming a PFIC. Furthermore, there can be no assurance that the above-described proposed Treasury regulations will be finalized in their current form or that the above IRS guidance which is scheduled to expire for taxable years beginning after 2013 will continue to apply. Moreover, the application of the proposed Treasury regulations is not clear. If we were classified as a PFIC in any year during which a US holder owns shares or ADSs and the US holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a PFIC as to such US holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. US Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.

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

QEF Election.    The PFIC rules outlined above also would not apply to a US holder if such holder alternatively elected to treat us as a “qualified electing fund” or “QEF.” An election to treat us as a QEF will not be available, however, if we do not provide the information necessary to make such an election. We will not provide US holders with the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to our shares.

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

If a US holder owns shares or ADSs during any year in which we are a PFIC, the US holder must also file IRS Form 8621 regarding distributions received on the shares or ADSs, any gain realized on the shares or ADSs, and any “reportable election” in accordance with the instructions to such form. In addition, under recently enacted legislation, each US holder is required to file a separate IRS Form 8621 if such US holder owns shares or ADSs during any year in which we are a PFIC whether or not such US holder received distributions on the shares or ADS, realized a gain on the shares or ADSs or made a “reportable election” during such year. US holders are urged to consult their own tax advisors concerning the US federal income tax consequences of holding shares or ADSs if the Company were considered a PFIC in any taxable year.

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

Numerous changes in our business environment have occurred as a result of globalization of the financial industry, the advancement of information technology, and changes in economic conditions. We aim to be a global and comprehensive financial group encompassing leading commercial and trust banks, and securities firms in Japan. Risk management plays an increasingly important role as the risks faced by financial groups such as us increase in scope and variety.

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

The Great East Japan Earthquake created unprecedented and extreme circumstances, an electricity power supply shortage and a need for all companies in Japan, including us, to reduce their electricity consumption. We have initiated a comprehensive review of our existing business continuity plan to more effectively respond to these circumstances as well as further extreme scenarios, such as a sudden massive blackout in major metropolitan areas in Japan.

Implementation of Basel Regulation

Basel II, as adopted by the Japanese FSA, has been applied to Japanese banks since March 31, 2007. Basel II is a comprehensive regulatory framework based on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information. Based on the principles of Basel II, MUFG has adopted the Advanced Internal Ratings-Based Approach to calculate its capital requirements for credit risk since March 31, 2009. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to our overall capital requirements, and UNBC has adopted a phased rollout of the Internal Ratings-Based Approach. MUFG has adopted the Advanced Measurement Approach since March 31, 2012 to calculate its capital requirements for operational risk. As for market risk, MUFG has adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Method to calculate specific risk.

In response to the recent financial crisis, the Group of Central Bank Governors and Heads of Supervision has made a series of announcements regarding the new global regulatory framework, which has been referred to as “Basel III,” to strengthen the regulation, supervision and risk management of the banking sector. Various Basel III measures are expected to be introduced in phases starting in calendar 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, in July 2011, the Basel Committee on Banking Supervision proposed additional loss absorbency requirements to supplement the common equity Tier I capital requirement ranging from 1% to 2.5% for global systemically important banks, depending on the bank’s systemic importance, to be introduced in phases starting in calendar 2016. In November 2011, the Financial Stability Board tentatively identified us as a G-SIFI. Based on the Basel III framework, the Japanese capital ratio framework, which is currently based on Basel II, has been revised to implement the more stringent requirements, which will be effective as of March 31, 2013. Likewise, local banking regulators outside of Japan such as those in the United States are expected to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries. We intend to carefully monitor further developments with an aim to enhance our corporate value and maximize shareholder value by integrating the various strengths within the MUFG Group.

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

The following table sets forth our borrower grades:

Definition of MUFG Borrower Rating

MUFG Borrower Rating	MUFG Borrower Rating Definition
1	The capacity to meet financial commitments is extremely certain, and the borrower has the highest level of creditworthiness.
2	The capacity to meet financial commitments is highly certain, but there are some elements that may result in lower creditworthiness in the future.
3	The capacity to meet financial commitments is sufficiently certain, but there is the possibility that creditworthiness may fall in the long run.
4	There are no problems concerning the capacity to meet financial commitments, but there is the possibility that creditworthiness may fall in the long run.
5	There are no problems concerning the capacity to meet financial commitments, and creditworthiness is in the middle range.
6	There are no problems concerning the capacity to meet financial commitments presently, but there are elements that require attention if the situation changes.
7	There are no problems concerning the capacity to meet financial commitments presently, but long-term stability is poor.
8	There are no problems concerning the capacity to meet financial commitments presently, but long-term stability is poor, and creditworthiness is relatively low.
9	The capacity to meet financial commitments is somewhat poor, and creditworthiness is the lowest among “Normal” customers.
10 through 12	Borrowers who must be closely monitored because of the following business performance and financial conditions:
(1) Borrowers who have problematic business performance, such as virtually delinquent principal repayment or interest payment;
(2) Borrowers whose business performance is unsteady, or who have unfavorable financial conditions;
(3) Borrowers who have problems with loan conditions, for whom interest rates have been reduced or shelved.
10	Although business problems are not serious or their improvement is seen to be remarkable, there are elements of potential concern with respect to the borrower’s management, and close monitoring is required.
11	Business problems are serious, or require long-term solutions. Serious elements concerning business administration of the borrower have emerged, and subsequent debt repayment needs to be monitored closely.
12	Borrowers who fall under the criteria of Rating 10 or 11 and have “Restructured Loans.” Borrowers who have “Loans contractually past due 90 days or more.” (As a rule, delinquent borrowers are categorized as “Likely to Become Bankrupt,” but the definition here applies to borrowers delinquent for 90 days or more because of inheritance and other special reasons.)
13	Borrowers who pose a serious risk with respect to debt repayment, loss is likely to occur in the course of transactions. While still not bankrupt, these borrowers are in financial difficulty, with poor progress in achieving restructuring plans, and are likely to become bankrupt in the future.
14	While not legally bankrupt, borrowers who are considered to be virtually bankrupt because they are in serious financial difficulty and have no prospects for an improvement in their business operations.
15	Borrowers who are legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, or filing for legal liquidation).

The Japanese regulatory authorities require Japanese banks to categorize borrowers as follows:

•	Normal borrowers (generally corresponding to borrowers in categories 1 through 9 in our ratings), which are borrowers that are performing well, with no significant financial concerns;

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

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2012 was subject to a variation of approximately ¥3.92 billion when TOPIX index moves one point in either direction.

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

These market risk management activities are performed in accordance with the predetermined rules and procedures. The internal auditors regularly verify the appropriateness of the management controls over these activities and the risk evaluation models adopted.

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

Market risk for trading and non-trading activities is measured using a uniform market risk measurement model. The principal model used for these activities is historical simulation, or HS, model (holding period, 10 business days; confidence interval, 99%; and observation period, 701 business days). The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past. This method is designed to capture certain statistically infrequent movements, such as a fat tail, and accounts for the characteristics of financial instruments with non-linear behavior. The holding company and banking subsidiaries use the HS model to calculate Basel II regulatory capital adequacy ratios.

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

Summaries of Market Risks (Fiscal Year Ended March 31, 2012)

Trading activities

The aggregate VaR for our total trading activities as of March 31, 2012 was ¥6.37 billion, comprising interest rate risk exposure of ¥6.79 billion, foreign exchange risk exposure of ¥0.82 billion, and equity-related risk exposure of ¥0.13 billion. Compared with the VaR as of March 31, 2011, we experienced a decrease in market risk during the fiscal year ended March 31, 2012, primarily due to a decrease in yen interest rate risk.

Our average daily VaR for the fiscal year ended March 31, 2012 was ¥12.62 billion. Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 68%, foreign exchange risk for approximately 26% and equity-related risk for approximately 4%, of our total trading activity market risks.

Due to the nature of trading operations which involves frequent changes in trading positions, market risk varied substantially during the fiscal year, depending on our trading positions.

The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2010—March 31, 2011	Average	Maximum(1)	Minimum(1)	March 31, 2011
	(in billions)
MUFG	¥16.07	¥25.22	¥12.15	¥18.17
Interest rate	15.54	20.15	12.36	20.15
Yen	8.46	13.51	5.27	11.32
US Dollars	8.49	11.78	5.97	9.01
Foreign exchange	6.75	16.89	0.29	3.81
Equities	1.56	3.62	0.27	0.51
Commodities	0.57	1.28	0.22	0.59
Less diversification effect	(8.35)	—	—	(6.89)

April 1, 2011—March 31, 2012	Average	Maximum(1)	Minimum(1)	March 31, 2012
	(in billions)
MUFG	¥12.62	¥22.46	¥6.37	¥6.37
Interest rate	12.71	19.23	6.79	6.79
Yen	5.92	9.48	3.23	3.54
US Dollars	6.70	10.44	2.06	2.23
Foreign exchange	4.79	14.11	0.76	0.82
Equities	0.81	2.43	0.13	0.13
Commodities	0.43	1.43	0.15	0.29
Less diversification effect	(6.12)	—	—	(1.66)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2012 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2011	¥17.48
July—September 2011	13.54
October—December 2011	10.32
January—March 2012	9.12

The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of trading business. During the fiscal year ended March 31, 2012, the revenue from our trading activities has been relatively stable, keeping positive numbers in 214 days out of 261 trading days in the period. During the same period, there were 77 days with positive revenue exceeding ¥1 billion and 2 days with negative revenue exceeding minus ¥1 billion.

Non-trading Activities

The aggregate VaR for our total non-trading activities as of March 31, 2012, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥471.3 billion. Market risks related to interest rates equaled ¥453.3 billion and equities-related risks equaled ¥79.2 billion. Compared with the VaR for MUFG at March 31, 2011, the decrease in the overall market risk was ¥88.6 billion. Market risks related to interest rates decreased ¥70.8 billion. Equity related risks decreased ¥80.1 billion.

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 85% of our total non-trading activity market risks. Looking at a breakdown of interest rate related risk by currency, at March 31, 2012, the yen accounted for approximately 34% while the US dollar accounted for approximately 56%.

The following table shows the VaR related to our non-trading activities by risk category for the fiscal year ended March 31, 2012:

April 1, 2011—March 31, 2012	Average	Maximum(1)	Minimum(1)	March 31, 2012
	(in billions)
Interest rate	¥472.5	¥546.3	¥386.3	¥453.3
Yen	209.2	262.4	159.4	191.2
US Dollars	323.4	376.3	268.0	311.5
Foreign exchange	0.2	1.3	0.0	0.1
Equities	126.7	177.5	78.8	79.2
Total(1)	505.5	572.2	415.7	471.3

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall for each category and in total were taken from different days. The equities-related risk figures do not include market risk exposure from our strategic equity portfolio. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2012 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2011	¥513.52
July—September 2011	485.17
October—December 2011	433.95
January—March 2012	457.45

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2012 against that as of March 31, 2011, there were a 7 percentage point decrease in Japanese yen from 41% to 34%, a 2 percentage point increase in Euro from 8% to 10%, and a 5 percentage point increase in US dollar from 51% to 56%.

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

Actual losses exceeded VaR one time in the fiscal year ended March 31, 2012. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.

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

For more information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity.”

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

Operational Risk Management System of Our Major Banking Subsidiaries

As set forth in the following diagram, we have established a risk management framework for loss data collection, control self assessment, or CSA, and measurement of operational risk in order to appropriately identify, recognize, evaluate, measure, control, monitor and report operational risk.

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

Reputation Risk Management

Reputation risk refers to the risk of loss due to deterioration in reputation as a consequence of the spread of rumors among customers or in the market, or as a consequence of our inadequate response to particular situations, as well as risks similar to this risk.

We recognize the potentially significant impact reputation risk-related events can have on the management and execution of the Group’s businesses, which in turn can result in economic losses to, or diminished market confidence in, the Group. Accordingly, we continue to improve our risk control framework designed to appropriately manage such risk.

Specifically, in order to manage our reputation risk effectively on a group-wide basis, we have established a risk management system designed to ensure mutual consultation and reporting if a reputation risk-related event occurs or is anticipated and, through this system, share relevant information within the Group.

Through the risk control framework and risk management system, we seek to minimize damage to the reputation and credibility of, and the market confidence in, the Group by promptly obtaining an accurate understanding of relevant facts relating to reputation risk-related events and disclosing information concerning the events and the measures we take in response to such events in an appropriate and timely manner.

Risk Management for Other Risks

In addition to the risks discussed above, the MUFG Group companies define and manage sub-category risks as appropriate, including tangible asset risk, personnel risk and legal risk as set forth in the “Operational Risk Management System of Our Major Banking Subsidiaries” diagram above.

Basel II Regulatory Capital Requirements for Operational Risk

(1) Adoption of the Advanced Measurement Approach (AMA)

We have been implementing the AMA since March 31, 2012, in place of the Standardized Approach that we had been using previously, for calculation of the operational risk equivalent amount in connection with measuring capital adequacy ratios based on Basel II. We use, however, the Basic Indicator Approach, or BIA, for entities that are deemed to be less important in the calculation of the operational risk equivalent amount and for entities that are still preparing to implement the AMA.

(2) Outline of AMA

We have established a measurement model designed to account for four data elements — internal loss data, external loss data, scenario analysis, and business environment and internal control factors, or BEICFs — and calculate the operational risk equivalent amount by estimating the maximum loss using a 99.9th percentile one-tailed confidence interval and a one-year holding period.

In calculating the operational risk equivalent amount, we exclude expected losses relating to the amount of allowance for repayment of excess interest associated with the consumer finance business of a subsidiary. We do not exclude any other expected losses and do not reflect the risk mitigating impact of insurance. In addition, we take into account credit risk-related events that are not reflected in the measurement of the credit risk equivalent amount.

(3) Outline of Measurement Model

Our operational risk equivalent amount measured under the AMA is a simple sum of the amounts calculated separately for BTMU on a consolidated basis, MUTB on a consolidated basis, and the total amount for other Group companies (including the holding company, MUSHD and Mitsubishi UFJ NICOS). For each of BTMU and MUTB on consolidated basis, the operational risk equivalent amount is a simple sum of the amounts calculated based on the seven loss event types defined by Basel II. For other Group companies, the operational risk equivalent amount is a simple sum of the amounts calculated based on eight loss event types consisting of the seven loss event types defined by Basel II and an additional loss event type representing losses relating to repayment of excess interest associated with the consumer finance business of a subsidiary. We do not reflect the correlation effects among the loss event types in the calculation of our operational risk equivalent amount.

Outline of Measurement Model

The risk equivalent amount for each loss event type represents the amount of maximum loss estimated with a 99.9th percentile one-tailed confidence interval and a one-year holding period based on the distribution of losses arising from all relevant risk events for a one-year period (Loss Distribution). A Loss Distribution combines a Frequency Distribution (through which the frequency of occurrence of risk events is expressed) and a Loss Severity Distribution (through which the amounts of losses resulting from risk events are expressed) through Monte Carlo simulations. The data used for this purpose include internal loss data and scenario data. Scenario data are generated through a scenario analysis. External data and BEICFs are taken into account in the scenario analysis and reflected in scenario data. The Frequency Distribution is derived from the occurrence frequency information in internal loss data and scenario data expressed through a Poisson Distribution. The Loss Severity Distribution is derived from the amount information in internal loss data and scenario data expressed in a non-parametric manner (where no underlying distribution is assumed).

With respect to the risk of losses relating to repayment of excess interest associated with the consumer finance business of a subsidiary, the risk equivalent amount represents the amount of maximum loss estimated with a 99.9th percentile one–tailed confidence interval and a one-year holding period based on a normal distribution assumed by applying data on losses that arose in a given period, excluding any related expected losses.

We confirm the appropriateness of the measurement models by periodic verification and back testing.

(4) Outline of Scenario Analysis

As an initial step of our scenario analysis, we identify potential severe loss events that we have not experienced but may potentially experience in the future. In this identification process, we seek to ensure exhaustive coverage of potential severe loss events by comprehensively examining our experience relating to loss events and legal proceedings, external loss data, the control self-assessment results and other relevant information.

In the next step, we prepare scenario data for each identified severe loss event by quantifying the values depending on its occurrence frequency and loss severity, taking into account relevant transaction amounts and restructuring costs as well as BEICFs. In preparing scenario data, we apply an analysis method we deem appropriate for the type and nature of the operational risk involved.

In order to obtain an operational risk equivalent amount that is commensurate with, and appropriate for, our risk profile, we assess the need for an additional scenario or modification to our existing scenarios semi-annually. We then reflect, as necessary, new risks arising as a result of changes in the business environment and the results of the implementation of measures to enhance our internal controls in response to newly identified risks in our scenario data.

Compliance

Basic Policy

The MUFG Group’s policy is to strictly observe laws, regulations and internal rules, and conduct its business in a fair, trustworthy and highly transparent manner based on our Corporate Vision of obtaining the trust and confidence of society as a whole. Furthermore, we have established an ethical framework and code of conduct as the basic ethical guidelines for the Group’s directors and employees. We have expressed our commitment to building a corporate culture in which we act with integrity and fairness in conformity with these guidelines.

In addition, as we expand the geographic scope of our business globally, we are increasingly committed to keeping abreast with developments in laws and regulations of the jurisdictions in which we operate, including anti-money laundering and anti-bribery, etc.

Despite these measures, in December 2011, JACCS Co., Ltd., an equity-method affiliate, received an administrative order from regulatory authorities in Japan. We have taken this action seriously and implemented measures designed to ensure an appropriate compliance structure across the MUFG Group to enable sound and appropriate business management. For more information, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.”

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

Hokusei Law Office, P.C.

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

Reports to and from Internal Audit and Compliance Committees

To strengthen the respective boards of directors’ monitoring and supervision of operational execution status and to ensure the independence of the internal audit divisions, the holding company and the major subsidiaries have voluntarily established internal audit and compliance committees. These committees receive reports from the internal audit divisions on important matters, including the results of the internal audits and basic policies for planning internal audits. The deliberations of the internal audit and compliance committees concerning such matters are then reported to the respective boards of directors.

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

Fees Waived by the Depositary for the Fiscal Year Ended March 31, 2012

For the fiscal year ended March 31, 2012, the Depositary waived $134,152.31 of standard out-of-pocket maintenance costs for the ADRs, which consisted of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls.

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

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2012.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2012 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2012.

The effectiveness of our internal control over financial reporting as of March 31, 2012 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 197.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2012 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The MUFG Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the MUFG Group’s internal control over financial reporting based on our audit.

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

In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the MUFG Group as of March 31, 2011 and 2012, and the related consolidated statements of income, changes in equity from nonowner sources, equity, and cash flows for each of the three years in the period ended March 31, 2012 (all expressed in Japanese Yen) and our report dated July 23, 2012 expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to the changes in methods of accounting for (a) other-than-temporary impairments on investment securities, and (b) consolidation of variable interest entities as described in Note 1 to the consolidated financial statements.

/s/ Deloitte Touche Tohmatsu LLC

DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

July 23, 2012

Item 16A.	Audit Committee Financial Expert.

Our board of corporate auditors has determined that Mr. Tsutomu Takasuka is an “audit committee financial expert” as defined in Item 16A. of Form 20-F and is “independent” as defined in the listing standards of the New York Stock Exchange. Mr. Takasuka, a corporate auditor, has spent most of his business career auditing Japanese corporations as a certified public accountant and was a professor at Bunkyo Gakuin University from April 2004 to March 31, 2010. Mr. Takasuka is an “outside corporate auditor” under Japanese law.

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

A copy of the sections of our ethical framework and code of conduct, compliance rules, compliance manual, and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B. of Form 20-F) is attached as Exhibit 11 to this Annual Report. For a detailed discussion of our current compliance structure, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Compliance.” No waivers of the ethical framework and code of conduct, compliance rules, compliance manual and rules of employment have been granted to our principal executive officer, principal financial officer, principal accounting officer, directors and corporate auditors, during the fiscal year ended March 31, 2012.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu LLC

The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2011 and 2012 are presented in the following table:

	2011	2012
	(in millions)
Audit fees	¥5,373	¥5,312
Audit-related fees	368	341
Tax fees	201	198
All other fees	—	—

Total	¥5,942	¥5,851

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

All other fees—We were billed no other fees by Deloitte Touche Tohmatsu LLC for each of the fiscal years ended March 31, 2011 and 2012.

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

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were less than 0.1% for the fiscal year ended March 31, 2011 and approximately 1.2% for the fiscal year ended March 31, 2012.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2011	1,728	¥384.63	—	—
May 1 to May 31, 2011	2,185	383.57	—	—
June 1 to June 30, 2011	1,896	368.85	—	—
July 1 to July 31, 2011	4,221	399.62	—	—
August 1 to August 31, 2011	3,409	377.37	—	—
September 1 to September 30, 2011	2,537	333.28	—	—
October 1 to October 31, 2011	2,082	337.51	—	—
November 1 to November 30, 2011	1,563	336.81	—	—
December 1 to December 31, 2011	3,254	331.52	—	—
January 1 to January 31, 2012	2,810	337.42	—	—
February 1 to February 29, 2012	3,460	387.24	—	—
March 1 to March 31, 2012	4,299	424.68	—	—

Total	33,444	372.04	—	—

Note:
(1)	All of the purchased shares were shares constituting less than one unit (100 shares) purchased from registered holders of such shares at the current market price of those shares.

We did not make any purchases of our shares other than the above for the fiscal year ended March 31, 2012.

In connection with UNBC’s employee equity-based incentive plan, 1,507,067 ADSs were purchased by the trustee of the independent trust in the fiscal year ended March 31, 2012. For a discussion of UNBC’s employee equity-based incentive plan, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

As of June 30, 2012, MUFG has three outside directors as members of its board of directors. Under the Company Law, an “outside director” is defined as a director who has not served as an executive director (gyomu shikko torishimariyaku), executive officer (shikkoyaku), manager (shihainin) or any other type of employee of the relevant company or any of its subsidiaries prior to his or her appointment.

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

For companies employing the corporate auditor system such as MUFG, the task of overseeing the management of the company is assigned to the corporate auditors as well as the board of directors. At least half of the corporate auditors are required to be an “outside corporate auditor.”

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

As of June 30, 2012, MUFG had five corporate auditors, three of whom are outside corporate auditors.

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

MUFG has also adopted a code of ethics, compliance rules and a compliance manual which it believes are compliant with the requirements for a Code of Ethics as set forth under Section 406 of the US Sarbanes-Oxley Act. MUFG has disclosed the relevant sections of its code of ethics, compliance rules and compliance manual as an exhibit to this Annual Report. No exemptions from MUFG’s code of ethics, compliance rules or compliance manual were granted to its directors or executives during the fiscal year ended March 31, 2012.

7. A NYSE-listed US company must hold regularly scheduled executive sessions where participants are limited to non-management directors.

Under the Company Law, Japanese corporations are not obliged to hold executive sessions where participants are limited to non-management directors. Such executive sessions are also not required under MUFG’s internal corporate governance rules.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit	Description
1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English translation)*

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)**

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)**

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English Translation)*

2(a)	Form of American Depositary Receipt.

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.

4(a)	Transaction Agreement, dated as of April 21, 2011, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.**

4(b)	Amended and Restated Investor Agreement, dated as of June 30, 2011, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.**

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Ethical framework and code of conduct, compliance rules, compliance manual and rules of employment of Mitsubishi UFJ Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)**

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

Exhibit	Description
101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 2, 2009.
**	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 28, 2011.

SELECTED STATISTICAL DATA

Due to close integration of our foreign and domestic activities, it is difficult to make a precise determination of the assets, liabilities, income and expenses of our foreign operations. The foreign operations as presented include the business conducted by overseas subsidiaries and branches, and the international business principally conducted by the several international banking-related divisions headquartered in Japan. Our management believes that the results appropriately represent our domestic and foreign activities.

I. Distribution	of Assets, Liabilities and Equity; Interest Rates and Interest Differential

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2010, 2011 and 2012. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2010			2011			2012
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥894,396	¥4,177	0.47%	¥844,158	¥2,334	0.28%	¥1,866,249	¥2,412	0.13%
Foreign	3,734,585	22,520	0.60	4,155,697	26,854	0.65	4,976,720	37,551	0.75

Total	4,628,981	26,697	0.58	4,999,855	29,188	0.58	6,842,969	39,963	0.58

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	5,051,284	9,240	0.18	2,605,457	4,689	0.18	3,409,929	5,299	0.16
Foreign	6,062,075	26,324	0.43	7,795,164	56,498	0.72	8,221,074	88,089	1.07

Total	11,113,359	35,564	0.32	10,400,621	61,187	0.59	11,631,003	93,388	0.80

Trading account assets:
Domestic	7,601,584	56,612	0.74	7,570,433	54,525	0.72	5,317,152	44,358	0.83
Foreign	12,721,988	251,346	1.98	12,284,124	250,689	2.04	14,985,875	271,384	1.81

Total	20,323,572	307,958	1.52	19,854,557	305,214	1.54	20,303,027	315,742	1.56

Investment securities(1):
Domestic	40,039,924	293,874	0.73	51,269,029	305,405	0.60	54,336,768	306,903	0.56
Foreign(2)	3,760,885	179,068	4.76	5,949,686	184,329	3.10	3,838,534	244,863	6.38

Total	43,800,809	472,942	1.08	57,218,715	489,734	0.86	58,175,302	551,766	0.95

Loans(3):
Domestic	74,242,963	1,347,611	1.82	68,633,228	1,157,071	1.69	65,926,637	1,041,921	1.58
Foreign	21,261,004	567,094	2.67	19,153,409	507,750	2.65	21,300,209	553,176	2.60

Total	95,503,967	1,914,705	2.00	87,786,637	1,664,821	1.90	87,226,846	1,595,097	1.83

Total interest-earning assets:
Domestic	127,830,151	1,711,514	1.34	130,922,305	1,524,024	1.16	130,856,735	1,400,893	1.07
Foreign	47,540,537	1,046,352	2.20	49,338,080	1,026,120	2.08	53,322,412	1,195,063	2.24

Total	175,370,688	2,757,866	1.57	180,260,385	2,550,144	1.41	184,179,147	2,595,956	1.41

Non-interest-earning assets:
Cash and due from banks	2,846,828			2,757,581			2,651,846
Other non-interest-earning assets	18,560,786			23,068,649			26,235,174
Allowance for credit losses	(1,206,599)			(1,304,631)			(1,230,778)

Total non-interest-earning assets	20,201,015			24,521,599			27,656,242

Total assets	¥195,571,703			¥204,781,984			¥211,835,389

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Interest income on foreign activities for the fiscal year ended March 31, 2012 includes a gain of ¥139,320 million on conversion rate adjustment of convertible preferred stock. Exclusive of the gain associated with the conversion, the average rate decreased 3.48% from 6.38% to 2.90% for the fiscal year ended March 31, 2012.
(3)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yields of an insignificant amount.

	Fiscal years ended March 31,
	2010			2011			2012
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥95,634,273	¥220,073	0.23%	¥97,986,094	¥136,243	0.14%	¥ 97,953,258	¥101,673	0.10%
Foreign	19,182,441	133,796	0.70	19,787,919	119,947	0.61	19,678,674	127,185	0.65

Total	114,816,714	353,869	0.31	117,774,013	256,190	0.22	117,631,932	228,858	0.19

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	10,938,556	21,632	0.20	10,437,839	27,043	0.26	12,456,171	34,148	0.27
Foreign	7,850,081	37,599	0.48	8,643,969	45,616	0.53	9,055,602	60,956	0.67

Total	18,788,637	59,231	0.32	19,081,808	72,659	0.38	21,511,773	95,104	0.44

Due to trust account—Domestic	1,683,607	6,119	0.36	674,622	807	0.12	608,061	647	0.11

Other short-term borrowings and trading account liabilities:
Domestic	6,513,029	43,840	0.67	8,084,897	40,445	0.50	10,558,305	39,425	0.37
Foreign	2,553,648	21,914	0.86	2,286,431	22,384	0.98	2,552,810	22,232	0.87

Total	9,066,677	65,754	0.73	10,371,328	62,829	0.61	13,111,115	61,657	0.47

Long-term debt:
Domestic	9,661,842	168,256	1.74	9,724,767	166,190	1.71	9,340,803	159,553	1.71
Foreign	4,138,886	121,171	2.93	3,718,126	111,998	3.01	3,216,885	94,320	2.93

Total	13,800,728	289,427	2.10	13,442,893	278,188	2.07	12,557,688	253,873	2.02

Total interest-bearing liabilities:
Domestic	124,431,307	459,920	0.37	126,908,219	370,728	0.29	130,916,598	335,446	0.26
Foreign	33,725,056	314,480	0.93	34,436,445	299,945	0.87	34,503,971	304,693	0.88

Total	158,156,363	774,400	0.49	161,344,664	670,673	0.42	165,420,569	640,139	0.39

Non-interest-bearing liabilities	29,543,835			34,450,191			37,820,510

Total equity	7,871,505			8,987,129			8,594,310

Total liabilities and equity	¥195,571,703			¥204,781,984			¥211,835,389

Net interest income and interest rate spread		¥1,983,466	1.08%		¥1,879,471	0.99%		¥1,955,817	1.02%

Net interest income as a percentage of total interest-earning assets			1.13%			1.04%			1.06%

The percentage of total average assets attributable to foreign activities was 28.7%, 28.9% and 29.5%, respectively, for the fiscal years ended March 31, 2010, 2011 and 2012.

The percentage of total average liabilities attributable to foreign activities was 29.3%, 29.4% and 30.1%, respectively, for the fiscal years ended March 31, 2010, 2011 and 2012.

Analysis of Net Interest Income

The following table shows changes in our net interest income by changes in volume and by changes in rate for the fiscal year ended March 31, 2011 compared to the fiscal year ended March 31, 2010, and the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011.

	Fiscal year ended March 31, 2010 versus fiscal year ended March 31, 2011			Fiscal year ended March 31, 2011 versus fiscal year ended March 31, 2012
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥(223)	¥(1,620)	¥(1,843)	¥1,781	¥(1,703)	¥78
Foreign	2,651	1,683	4,334	5,787	4,910	10,697

Total	2,428	63	2,491	7,568	3,207	10,775

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	(4,404)	(147)	(4,551)	1,311	(701)	610
Foreign	9,033	21,141	30,174	3,238	28,353	31,591

Total	4,629	20,994	25,623	4,549	27,652	32,201

Trading account assets:
Domestic	(231)	(1,856)	(2,087)	(17,906)	7,739	(10,167)
Foreign	(8,796)	8,139	(657)	51,030	(30,335)	20,695

Total	(9,027)	6,283	(2,744)	33,124	(22,596)	10,528

Investment securities(2):
Domestic	73,129	(61,598)	11,531	17,767	(16,269)	1,498
Foreign(3)	81,466	(76,205)	5,261	(82,790)	143,324	60,534

Total	154,595	(137,803)	16,792	(65,023)	127,055	62,032

Loans:
Domestic	(98,091)	(92,449)	(190,540)	(44,526)	(70,624)	(115,150)
Foreign	(55,892)	(3,452)	(59,344)	55,931	(10,505)	45,426

Total	(153,983)	(95,901)	(249,884)	11,405	(81,129)	(69,724)

Total interest income:
Domestic	(29,820)	(157,670)	(187,490)	(41,573)	(81,558)	(123,131)
Foreign	28,462	(48,694)	(20,232)	33,196	135,747	168,943

Total	¥(1,358)	¥(206,364)	¥(207,722)	¥(8,377)	¥54,189	¥45,812

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(3)	Interest income on foreign activities includes a gain of ¥139,320 million on conversion rate adjustment of convertible preferred stock for the fiscal year ended March 31, 2012 and related preferred dividends of ¥66,034 million for the fiscal year ended March 31, 2011. Exclusive of the effect of the conversion, the decrease due to changes in volume was ¥39,305 million and the increase due to changes in rate was ¥26,553 million for the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011.

	Fiscal year ended March 31, 2010 versus fiscal year ended March 31, 2011			Fiscal year ended March 31, 2011 versus fiscal year ended March 31, 2012
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥5,287	¥(89,117)	¥(83,830)	¥(46)	¥(34,524)	¥(34,570)
Foreign	4,116	(17,965)	(13,849)	(666)	7,904	7,238

Total	9,403	(107,082)	(97,679)	(712)	(26,620)	(27,332)

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	(1,030)	6,441	5,411	5,463	1,642	7,105
Foreign	3,995	4,022	8,017	2,260	13,080	15,340

Total	2,965	10,463	13,428	7,723	14,722	22,445

Due to trust account—Domestic	(2,506)	(2,806)	(5,312)	(75)	(85)	(160)

Other short-term borrowings and trading account liabilities:
Domestic	9,264	(12,659)	(3,395)	10,658	(11,678)	(1,020)
Foreign	(2,431)	2,901	470	2,460	(2,612)	(152)

Total	6,833	(9,758)	(2,925)	13,118	(14,290)	(1,172)

Long-term debt:
Domestic	1,091	(3,157)	(2,066)	(6,559)	(78)	(6,637)
Foreign	(12,595)	3,422	(9,173)	(14,763)	(2,915)	(17,678)

Total	(11,504)	265	(11,239)	(21,322)	(2,993)	(24,315)

Total interest expense:
Domestic	12,106	(101,298)	(89,192)	9,441	(44,723)	(35,282)
Foreign	(6,915)	(7,620)	(14,535)	(10,709)	15,457	4,748

Total	¥5,191	¥(108,918)	¥(103,727)	¥(1,268)	¥(29,266)	¥(30,534)

Net interest income:
Domestic	¥(41,926)	¥(56,372)	¥(98,298)	¥(51,014)	¥(36,835)	¥(87,849)
Foreign	35,377	(41,074)	(5,697)	43,905	120,290	164,195

Total	¥(6,549)	¥(97,446)	¥(103,995)	¥(7,109)	¥83,455	¥76,346

Note:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.	Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2010, 2011 and 2012:

	At March 31,
	2010			2011			2012
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in millions)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥39,431,089	¥39,432,861	¥1,772	¥44,756,826	¥44,719,622	¥(37,204)	¥48,736,276	¥48,882,662	¥146,386
Corporate bonds	3,293,831	3,374,095	80,264	2,851,439	2,931,950	80,511	2,227,855	2,294,537	66,682
Marketable equity securities	2,960,293	4,417,031	1,456,738	2,635,801	3,652,035	1,016,234	2,305,916	3,427,722	1,121,806
Other securities	611,292	615,010	3,718	575,417	580,527	5,110	494,185	500,454	6,269

Total domestic	46,296,505	47,838,997	1,542,492	50,819,483	51,884,134	1,064,651	53,764,232	55,105,375	1,341,143

Foreign:
US Treasury and other US government agencies bonds	1,180,899	1,178,334	(2,565)	590,333	596,995	6,662	546,813	551,825	5,012
Other governments and official institutions bonds	159,851	166,892	7,041	382,842	391,796	8,954	406,551	419,403	12,852
Mortgage-backed securities	901,848	909,448	7,600	1,105,307	1,103,924	(1,383)	1,182,554	1,193,627	11,073
Other securities	192,032	191,341	(691)	351,729	353,032	1,303	468,580	470,171	1,591

Total foreign	2,434,630	2,446,015	11,385	2,430,211	2,445,747	15,536	2,604,498	2,635,026	30,528

Total	¥48,731,135	¥50,285,012	¥1,553,877	¥53,249,694	¥54,329,881	¥1,080,187	¥56,368,730	¥57,740,401	¥1,371,671

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥1,076,900	¥1,094,150	¥17,250	¥1,026,443	¥1,034,430	¥7,987	¥590,147	¥594,517	¥4,370
Other securities	170,704	173,569	2,865	137,237	138,506	1,269	43,709	43,789	80

Total domestic	1,247,604	1,267,719	20,115	1,163,680	1,172,936	9,256	633,856	638,306	4,450

Foreign:
US Treasury and other US government agencies bonds	139,039	142,086	3,047	193,339	196,143	2,804	141,810	142,740	930
Other governments and official institutions bonds	468,519	473,481	4,962	699,977	701,480	1,503	485,061	487,653	2,592
Other securities	1,088,639	1,144,635	55,996	960,193	988,439	28,246	1,124,641	1,161,990	37,349

Total foreign	1,696,197	1,760,202	64,005	1,853,509	1,886,062	32,553	1,751,512	1,792,383	40,871

Total	¥2,943,801	¥3,027,921	¥84,120	¥3,017,189	¥3,058,998	¥41,809	¥2,385,368	¥2,430,689	¥45,321

Nonmarketable equity securities presented in Other investment securities in the consolidated financial statements were primarily carried at cost of ¥1,655,812 million, ¥1,667,220 million and ¥876,333 million, at March 31, 2010, 2011 and 2012, respectively. The corresponding estimated fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers presented in Other investment securities were carried at fair value of ¥35,026 million, ¥37,024 million and ¥33,432 million, at March 31, 2010, 2011 and 2012, respectively.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2012. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥14,239,768	0.03%	¥27,297,600	0.44%	¥4,919,052	0.80%	¥2,426,242	1.80%	¥48,882,662	0.42%
Corporate bonds	381,226	1.06	1,502,896	0.99	362,462	1.06	47,953	1.63	2,294,537	1.03
Other securities	205,664	0.46	148,063	1.00	118,057	1.53	28,670	1.87	500,454	0.95

Total domestic	14,826,658	0.06	28,948,559	0.47	5,399,571	0.83	2,502,865	1.80	51,677,653	0.45

Foreign:
US Treasury and other US government agencies bonds	201,349	1.41	346,219	1.38	4,257	4.64	—	—	551,825	1.41
Other governments and official institutions bonds	121,966	1.50	115,436	3.51	172,368	2.45	9,633	5.82	419,403	2.54
Mortgage-backed securities	—	—	10,169	4.16	47,643	4.01	1,135,815	3.35	1,193,627	3.38
Other securities	68,556	1.49	379,788	1.43	10,773	2.65	—	—	459,117	1.47

Total foreign	391,871	1.45	851,612	1.72	235,041	2.82	1,145,448	3.37	2,623,972	2.50

Total	¥15,218,529	0.10%	¥29,800,171	0.50%	¥5,634,612	0.91%	¥3,648,313	2.30%	¥54,301,625	0.55%

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥357,296	1.01%	¥232,851	0.53%	¥—	—%	¥—	—%	¥590,147	0.82%
Other securities	42,736	1.44	—	—	—	—	973	1.75	43,709	1.45

Total domestic	400,032	1.06	232,851	0.53	—	—	973	1.75	633,856	0.86

Foreign:
US Treasury and other US government agencies bonds	105,964	1.63	33,510	1.24	2,336	8.30	—	—	141,810	1.65
Other governments and official institutions bonds	223,100	1.50	261,961	1.50	—	—	—	—	485,061	1.50
Other securities	72	5.56	59,837	1.50	693,951	1.05	370,781	1.54	1,124,641	1.24

Total foreign	329,136	1.54	355,308	1.47	696,287	1.07	370,781	1.54	1,751,512	1.34

Total	¥729,168	1.28%	¥588,159	1.10%	¥696,287	1.07%	¥371,754	1.55%	¥2,385,368	1.21%

Excluding US Treasury and other US government agencies bonds and Japanese national government bonds, none of individual issuers held in our investment securities portfolio exceeded 10% of our consolidated total Mitsubishi UFJ Financial Group shareholders’ equity at March 31, 2012.

III.	Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31 of each of the five fiscal years ended March 31, 2012. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on the use of proceeds:

	At March 31,
	2008	2009	2010	2011	2012
	(in millions)
Domestic:
Manufacturing	¥11,178,924	¥12,922,822	¥12,027,795	¥11,248,033	¥11,451,720
Construction	1,728,534	1,803,541	1,427,933	1,280,899	1,155,926
Real estate(1)	10,857,072	10,436,795	12,261,588	11,660,798	11,035,029
Services(1)	6,553,980	6,750,442	3,714,148	3,417,689	3,239,688
Wholesale and retail	9,308,599	9,760,805	8,597,192	8,443,580	8,492,234
Banks and other financial institutions(2)	4,671,499	4,836,047	4,159,603	3,421,419	3,511,055
Communication and information services	1,150,438	732,652	1,339,753	1,249,272	1,284,585
Other industries	10,806,144	9,515,861	9,393,031	8,410,092	10,390,191
Consumer	21,517,672	20,542,398	19,096,832	18,420,864	17,636,553

Total domestic	77,772,862	77,301,363	72,017,875	67,552,646	68,196,981

Foreign:
Governments and official institutions	316,761	351,134	490,376	516,637	554,933
Banks and other financial institutions(2)	2,100,057	2,687,004	2,970,470	3,565,502	4,722,587
Commercial and industrial	16,189,725	17,550,544	14,252,704	13,116,390	15,675,995
Other	2,706,750	2,510,521	2,554,209	2,853,671	3,238,830

Total foreign	21,313,293	23,099,203	20,267,759	20,052,200	24,192,345

Total	99,086,155	100,400,566	92,285,634	87,604,846	92,389,326
Unearned income, unamortized premiums—net and deferred loan fees—net	(84,076)	(90,225)	(99,724)	(102,871)	(91,083)

Total(3)	¥99,002,079	¥100,310,341	¥92,185,910	¥87,501,975	¥92,298,243

Notes:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, loans to lease financing companies of ¥2,392,425 million, ¥2,012,242 million and ¥1,780,943 million were included in “Real estate” at March 31, 2010, 2011 and 2012, respectively. In prior periods through March 31, 2009, the related balances had been included in “Services.”
(2)	Loans to the so-called non-bank finance companies are generally included in “Banks and other financial institutions.” Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(3)	The above table includes loans held for sale of ¥505,626 million, ¥119,596 million, ¥102,268 million, ¥65,162 million and ¥46,634 million at March 31, 2008, 2009, 2010, 2011 and 2012, respectively, which are carried at the lower of cost or estimated fair value.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2012:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥7,395,230	¥3,510,748	¥545,742	¥11,451,720
Construction	762,019	333,298	60,609	1,155,926
Real estate(1)	2,870,429	4,014,989	4,149,611	11,035,029
Services(1)	1,679,649	1,170,753	389,286	3,239,688
Wholesale and retail	5,953,455	2,215,242	323,537	8,492,234
Banks and other financial institutions	2,104,018	1,282,352	124,685	3,511,055
Communication and information services	572,031	582,290	130,264	1,284,585
Other industries	6,797,375	2,159,316	1,433,500	10,390,191
Consumer	2,100,563	3,889,919	11,646,071	17,636,553

Total Domestic	30,234,769	19,158,907	18,803,305	68,196,981

Foreign	10,844,071	8,518,556	4,829,718	24,192,345

Total	¥41,078,840	¥27,677,463	¥23,633,023	¥92,389,326

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2012 are shown below:

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥11,807,674	¥1,617,535	¥13,425,209
Floating or adjustable rate	26,154,538	11,730,739	37,885,277

Total	¥37,962,212	¥13,348,274	¥51,310,486

Note:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, “Real estate” includes loans to lease financing companies of ¥910,073 million, ¥745,921 million, ¥124,949 million within the above maturity classifications, respectively at March 31, 2012. In prior periods through March 31, 2009, the related balances had been included in “Services.”

Nonaccrual, Past Due and Restructured Loans

We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, specifically, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment.

Once a loan is classified as a nonaccrual loan, the MUFG Group will generally not modify the terms of the loan as a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. If a nonaccrual loan has been restructured and the borrower is not delinquent under the restructured terms, and demonstrates that its financial condition has been improved, the MUFG Group may reclassify the loan to accrual status. This determination is generally performed once a year through a detailed internal credit rating review process. Once a restructured nonaccrual loan is deemed to be a troubled debt restructuring, the MUFG Group will continue to designate the loan as a troubled debt restructuring even if the loan is reclassified to accrual status.

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2012, based on the domicile and type of industry of the borrowers:

	At March 31,
	2008	2009	2010	2011	2012
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥109,023	¥87,649	¥111,235	¥137,987	¥200,074
Construction	44,322	55,760	33,449	48,479	40,098
Real estate(1)	164,521	263,831	214,367	152,317	127,824
Services(1)	142,795	104,594	79,517	76,597	86,015
Wholesale and retail	156,816	139,000	135,523	172,712	237,977
Banks and other financial institutions	10,591	14,826	2,322	7,238	7,802
Communication and information services	45,115	36,853	73,615	33,198	33,418
Other industries	36,192	20,615	116,741	37,335	49,212
Consumer	318,861	372,944	355,040	321,823	288,402

Total domestic	1,028,236	1,096,072	1,121,809	987,686	1,070,822

Foreign:
Governments and official institutions	45	4,279	70,529	62,683	93
Banks and other financial institutions	2,793	56,628	19,880	21,452	20,188
Commercial and industrial	111,852	81,990	135,622	73,707	72,750
Other	1,529	10,553	21,169	23,651	25,982

Total foreign	116,219	153,450	247,200	181,493	119,013

Total	¥1,144,455	¥1,249,522	¥1,369,009	¥1,169,179	¥1,189,835

Restructured loans:
Domestic	¥492,230	¥457,838	¥565,008	¥800,620	¥830,853
Foreign	25,035	63,750	47,184	38,930	92,276

Total	¥517,265	¥521,588	¥612,192	¥839,550	¥923,129

Accruing loans contractually past due 90 days or more:
Domestic	¥14,954	¥15,047	¥25,871	¥55,549	¥65,446
Foreign(2)	2,998	6,440	547	199	131

Total	¥17,952	¥21,487	¥26,418	¥55,748	¥65,577

Total	¥1,679,672	¥1,792,597	¥2,007,619	¥2,064,477	¥2,178,541

Notes:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, nonaccrual loans to lease financing companies of ¥28,547 million, ¥2,143 million and ¥4,174 million were included in “Real estate” at March 31, 2010, 2011 and 2012, respectively. In prior periods through March 31, 2009, the related balances had been included in “Services.”
(2)	Foreign accruing loans contractually past due 90 days or more do not include ¥25,425 million and ¥12,827 million of FDIC covered loans held by UNBC which are subject to the guidance on loans and debt securities acquired with deteriorated credit quality at March 31, 2011 and 2012, respectively.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2012 was approximately ¥83.9 billion, of which ¥39.8 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2012 was approximately ¥9.9 billion, of which ¥5.0 billion was included in the results of operations for the fiscal year.

Potential Problem Loans

We do not have potential problem loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the borrowers’ ability to comply with the present loan repayment terms that are not disclosed as nonaccrual, restructured loans and accruing loans past due 90 days or more.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2010, 2011 and 2012. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

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

Loan Concentrations

At March 31, 2012, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

The following table shows an analysis of our loan loss experience by type of industry of borrower for each of the five fiscal years ended March 31, 2012:

	Fiscal years ended March 31,
	2008	2009	2010	2011	2012
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,112,453	¥1,134,940	¥1,156,638	¥1,315,615	¥1,240,456
Provision for credit losses	385,740	626,947	647,793	292,035	223,809
Charge-offs:
Domestic:
Manufacturing	41,587	83,121	41,933	32,162	35,577
Construction	24,097	44,180	22,707	7,414	11,034
Real estate(1)	11,775	76,734	75,446	14,453	7,001
Services(1)	39,336	64,418	29,264	22,112	10,526
Wholesale and retail	70,173	118,144	76,407	54,498	39,676
Banks and other financial institutions	13,873	25,310	542	608	377
Communication and information services	30,868	19,632	23,540	36,871	8,754
Other industries	9,865	10,472	7,225	62,711	1,778
Consumer	138,370	117,021	124,792	107,473	67,969

Total domestic	379,944	559,032	401,856	338,302	182,692
Total foreign	6,540	44,266	118,916	47,468	34,107

Total	386,484	603,298	520,772	385,770	216,799

Recoveries:
Domestic	28,475	23,692	48,269	34,653	37,002
Foreign	2,117	2,754	4,103	9,017	6,427

Total	30,592	26,446	52,372	43,670	43,429

Net charge-offs	355,892	576,852	468,400	342,100	173,370
Others(2)	(7,361)	(28,397)	(20,416)	(25,094)	(5,388)

Allowance for credit losses at end of fiscal year	¥1,134,940	¥1,156,638	¥1,315,615	¥1,240,456	¥1,285,507

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥109,654	¥136,656	¥307,343	¥327,568	¥185,871

Balance at end of fiscal year	¥136,656	¥307,343	¥327,568	¥185,871	¥170,812

Provision (credit) for credit losses	¥38,637	¥240,015	¥134,966	¥(86,674)	¥17,108

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.37%	0.58%	0.49%	0.39%	0.20%

Notes:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, the charge-offs to lease financing companies of ¥174 million, ¥396 million and ¥140 million were included in “Real estate” for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. In prior periods through March 31, 2009, the related amounts had been included in “Services.”
(2)	Others principally include losses (gains) from foreign exchange translation. In addition, for the fiscal year ended March 31, 2010, others include adjustments related to restructuring of business operations.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2012:

	At March 31,
	2008		2009		2010		2011		2012
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥125,824	11.28%	¥112,412	12.87%	¥177,753	13.03%	¥202,505	12.84%	¥252,397	12.40%
Construction	43,043	1.74	45,234	1.80	31,764	1.55	41,012	1.46	29,663	1.25
Real estate(1)	112,899	10.96	116,460	10.39	112,154	13.29	98,873	13.31	91,195	11.92
Services(1)	126,832	6.61	88,829	6.72	88,435	4.02	92,336	3.90	92,921	3.51
Wholesale and retail	141,870	9.39	115,109	9.72	148,637	9.32	197,296	9.64	245,101	9.19
Banks and other financial institutions	59,200	4.72	38,189	4.82	20,015	4.51	26,505	3.91	23,928	3.83
Communication and information services	37,251	1.16	37,549	0.73	67,273	1.45	32,570	1.43	28,795	1.39
Other industries	97,019	10.91	65,363	9.48	110,545	10.18	58,539	9.60	70,112	11.25
Consumer	244,652	21.72	223,865	20.46	213,889	20.69	280,665	21.02	270,088	19.08
Foreign:
Governments and official institutions	880	0.32	2,349	0.35	70,017	0.53	28,406	0.59	26,800	0.60
Banks and other financial institutions	6,858	2.12	76,518	2.68	29,030	3.22	26,853	4.07	24,454	5.11
Commercial and industrial	126,693	16.34	211,307	17.48	203,611	15.44	114,352	14.97	107,899	16.96
Other	2,225	2.73	17,169	2.50	24,910	2.77	16,260	3.26	11,659	3.51
Unallocated	9,694	—	6,285	—	17,582	—	24,284	—	10,495	—

Total	¥1,134,940	100.00%	¥1,156,638	100.00%	¥1,315,615	100.00%	¥1,240,456	100.00%	¥1,285,507	100.00%

Allowance as a percentage of loans	1.15%		1.15%		1.43%		1.42%		1.39%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	67.57%		64.52%		65.53%		60.09%		59.01%

Note:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was changed, the allowance for credit losses to lease financing companies of ¥25,111 million, ¥8,113 million and ¥6,965 million were included in “Real estate” at March 31, 2010, 2011 and 2012, respectively. In prior periods through March 31, 2009, the related balances had been included in “Services.” Percentages of loans in “Lease financing” at March 31, 2010, 2011 and 2012 were 2.59%, 2.30% and 1.93%, respectively.

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

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010		2011		2012
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥12,958,611	—%	¥13,124,899	—%	¥13,787,387	—%
Interest-bearing demand deposits	45,659,544	0.05	48,752,031	0.03	49,780,056	0.02
Deposits at notice	1,647,972	0.12	1,484,688	0.07	1,360,019	0.06
Time deposits	43,178,140	0.42	42,263,313	0.25	41,594,652	0.20
Certificates of deposit	5,148,617	0.34	5,486,062	0.20	5,218,531	0.13
Foreign offices:
Non-interest-bearing demand deposits	2,240,971	—	2,188,544	—	2,505,338	—
Interest-bearing deposits, principally time deposits and certificates of deposit	19,182,441	0.70	19,787,919	0.61	19,678,674	0.65

Total	¥130,016,296		¥133,087,456		¥133,924,657

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2010, 2011 and 2012 were ¥417,259 million, ¥420,721 million and ¥457,525 million, respectively.

At March 31, 2012, the balances and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$121 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 30, 2012) or more and total foreign deposits issued in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥7,312,935	¥4,346,713	¥11,659,648
Over three months through six months	5,568,143	540,643	6,108,786
Over six months through twelve months	5,069,557	370,457	5,440,014
Over twelve months	3,564,208	109,605	3,673,813

Total	¥21,514,843	¥5,367,418	¥26,882,261

Foreign offices			¥17,553,275

VI.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010	2011	2012
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥18,788,637	¥19,081,808	¥21,511,773
Maximum balance outstanding at any month-end during the fiscal year	19,343,978	19,459,592	22,618,035
Balance at end of fiscal year	17,364,371	16,806,667	21,347,850
Weighted average interest rate during the fiscal year	0.32%	0.38%	0.44%
Weighted average interest rate on balance at end of fiscal year	0.30%	0.37%	0.30%
Due to trust account:
Average balance outstanding during the fiscal year	¥1,683,607	¥674,622	¥608,061
Maximum balance outstanding at any month-end during the fiscal year	1,795,280	752,244	1,117,699
Balance at end of fiscal year	1,559,631	633,541	627,331
Weighted average interest rate during the fiscal year	0.36%	0.12%	0.11%
Weighted average interest rate on balance at end of fiscal year	0.32%	0.12%	0.08%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥6,371,845	¥7,313,927	¥10,059,100
Maximum balance outstanding at any month-end during the fiscal year	6,319,721	9,544,575	12,103,569
Balance at end of fiscal year	6,097,336	8,488,197	10,881,525
Weighted average interest rate during the fiscal year	0.49%	0.34%	0.28%
Weighted average interest rate on balance at end of fiscal year	0.27%	0.24%	0.23%

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2011 and 2012, and the related consolidated statements of income, changes in equity from nonowner sources, equity, and cash flows for each of the three years in the period ended March 31, 2012 (all expressed in Japanese Yen). These financial statements are the responsibility of MUFG’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, MUFG changed its method of accounting for other-than-temporary impairments on investment securities in the fiscal year ended March 31, 2010, and its method of accounting for consolidation of variable interest entities in the fiscal year ended March 31, 2011.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the MUFG Group’s internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 23, 2012 expressed an unqualified opinion on the MUFG Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu LLC

DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

July 23, 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2011 AND 2012

(in millions)	2011	2012
ASSETS
Cash and due from banks (Note 8)	¥3,230,804	¥3,230,409
Interest-earning deposits in other banks (including ¥4,365 and nil measured at fair value under fair value option in 2011 and 2012) (Notes 8 and 29)	7,333,767	5,897,732
Call loans and funds sold (Note 10)	448,787	451,433
Receivables under resale agreements (including ¥26,192 and ¥26,056 measured at fair value under fair value option in 2011 and 2012) (Note 29)	4,872,171	4,481,863
Receivables under securities borrowing transactions	3,600,318	3,282,656
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥8,251,723 and ¥10,573,642 in 2011 and 2012) (including ¥11,917,000 and ¥15,758,131 measured at fair value under fair value option in 2011 and 2012) (Notes 8, 21 and 29)	28,824,795	34,953,245
Investment securities (Notes 3, 8 and 29):
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥1,297,912 and ¥2,859,124 in 2011 and 2012)	54,329,881	57,740,401
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥959,241 and ¥741,560 in 2011 and 2012) (estimated fair value of ¥3,058,998 and ¥2,430,689 in 2011 and 2012)	3,017,189	2,385,368
Other investment securities	1,704,244	909,765

Total investment securities	59,051,314	61,035,534

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥3,246,293 and ¥2,491,281 in 2011 and 2012) (Notes 4 and 8)	87,501,975	92,298,243
Allowance for credit losses (Note 4)	(1,240,456)	(1,285,507)

Net loans	86,261,519	91,012,736

Premises and equipment—net (Note 5)	962,548	987,474
Accrued interest	233,224	250,351
Customers’ acceptance liability	69,950	88,082
Intangible assets—net (Notes 2 and 6)	991,521	896,483
Goodwill (Notes 2 and 6)	363,392	354,283
Deferred tax assets (Notes 7 and 14)	1,285,013	950,395
Other assets (Notes 4, 8, 13 and 14)	5,321,120	7,329,838

Total assets	¥202,850,243	¥215,202,514

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 23)
Cash and due from banks	¥7,640	¥2,229
Interest-earning deposits in other banks	15,006	56,275
Trading account assets	1,157,263	1,576,725
Investment securities	493,085	530,079
Loans	7,156,823	7,101,464
All other assets	329,746	300,208

Total assets of consolidated VIEs	¥9,159,563	¥9,566,980

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2011 AND 2012

(in millions, except shares)	2011	2012
LIABILITIES AND EQUITY
Deposits (Notes 8 and 9):
Domestic offices:
Non-interest-bearing	¥16,421,024	¥14,980,210
Interest-bearing	99,120,619	99,610,994
Overseas offices:
Non-interest-bearing	2,316,207	2,708,186
Interest-bearing	18,773,854	22,194,340

Total deposits	136,631,704	139,493,730

Call money and funds purchased (Notes 8 and 10)	2,313,487	2,796,221
Payables under repurchase agreements (Note 8)	12,389,075	13,572,712
Payables under securities lending transactions (Note 8)	2,104,105	4,978,917
Due to trust account (Note 11)	633,541	627,331
Other short-term borrowings (including ¥673 and ¥24,951 measured at fair value under fair value option in 2011 and 2012) (Notes 8, 12 and 29)	8,488,197	10,881,525
Trading account liabilities (Notes 21 and 29)	9,908,974	11,967,182
Obligations to return securities received as collateral (Note 29)	3,267,775	3,639,838
Bank acceptances outstanding	69,950	88,082
Accrued interest	181,814	152,836
Long-term debt (including ¥575,969 and ¥524,758 measured at fair value under fair value option in 2011 and 2012) (Notes 8, 12 and 29)	13,356,728	12,593,062
Other liabilities (Notes 1, 7, 8, 13, 14 and 24)	4,841,981	5,552,631

Total liabilities	194,187,331	206,344,067

Commitments and contingent liabilities (Notes 22 and 24)
Mitsubishi UFJ Financial Group shareholders’ equity (Note 19):
Capital stock (Notes 15 and 16):
Preferred stock—aggregate liquidation preference of ¥390,001 in 2011 and 2012, with no stated value	442,100	442,100
Common stock—authorized, 33,000,000,000 shares; issued, 14,150,894,620 shares and 14,154,534,220 shares in 2011 and 2012, with no stated value	1,644,132	1,645,144
Capital surplus (Note 16)	6,395,705	6,378,619
Retained earnings (Notes 17 and 33):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	254,103	482,535
Accumulated other changes in equity from nonowner sources, net of taxes	(628,661)	(596,400)
Treasury stock, at cost—16,723,747 common shares and 10,471,043 common shares in 2011 and 2012	(11,251)	(8,411)

Total Mitsubishi UFJ Financial Group shareholders’ equity	8,335,699	8,583,158
Noncontrolling interests (Note 18)	327,213	275,289

Total equity	8,662,912	8,858,447

Total liabilities and equity	¥202,850,243	¥215,202,514

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 23)
Other short-term borrowings	¥41,252	¥47,147
Long-term debt	1,668,642	1,389,971
All other liabilities	207,916	367,890

Total liabilities of consolidated VIEs	¥1,917,810	¥1,805,008

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

(in millions)	2010	2011	2012
Interest income:
Loans, including fees (Note 4)	¥1,914,705	¥1,664,821	¥1,595,097
Deposits in other banks	26,697	29,188	39,963
Investment securities:
Interest	305,080	320,067	307,812
Dividends	167,862	169,667	104,634
Gain on conversion rate adjustment of convertible preferred stock (Note 2)	—	—	139,320
Trading account assets	307,958	305,214	315,742
Call loans and funds sold	4,110	5,613	6,918
Receivables under resale agreements and securities borrowing transactions	31,454	55,574	86,470

Total	2,757,866	2,550,144	2,595,956

Interest expense:
Deposits	353,869	256,190	228,858
Call money and funds purchased	5,683	5,931	8,157
Payables under repurchase agreements and securities lending transactions	53,548	66,728	86,947
Due to trust account	6,119	807	647
Other short-term borrowings and trading account liabilities	65,754	62,829	61,657
Long-term debt	289,427	278,188	253,873

Total	774,400	670,673	640,139

Net interest income	1,983,466	1,879,471	1,955,817
Provision for credit losses (Note 4)	647,793	292,035	223,809

Net interest income after provision for credit losses	1,335,673	1,587,436	1,732,008

Non-interest income:
Fees and commissions income (Note 25)	1,139,543	1,128,358	1,099,963
Foreign exchange gains—net (Note 26)	216,720	260,683	34,302
Trading account profits—net (Note 26)	761,472	133,905	667,285
Investment securities gains—net (Note 3)(1)	223,030	121,803	19,384
Equity in losses of equity method investees—net (Note 2)	(83,893)	(113,017)	(499,427)
Gains on sales of loans (Note 4)	21,232	14,558	15,645
Other non-interest income (Note 18)	191,307	148,532	103,424

Total	2,469,411	1,694,822	1,440,576

Non-interest expense:
Salaries and employee benefits (Note 13)	908,213	863,996	900,144
Occupancy expenses—net (Notes 5 and 24)	171,098	162,498	150,808
Fees and commissions expenses	196,515	212,460	204,734
Outsourcing expenses, including data processing	215,397	194,842	191,089
Depreciation of premises and equipment (Note 5)	120,268	99,661	94,777
Amortization of intangible assets (Note 6)	225,000	219,980	212,229
Impairment of intangible assets (Note 6)	12,400	26,566	30,986
Insurance premiums, including deposit insurance	112,539	113,892	115,376
Communications	57,064	53,048	49,276
Taxes and public charges	69,073	65,882	65,641
Provision for repayment of excess interest (Notes 1 and 24)	44,808	85,709	37
Impairment of goodwill (Note 6)	461	—	—
Other non-interest expenses (Notes 4, 5, 6 and 18)	375,224	361,912	307,545

Total	2,508,060	2,460,446	2,322,642

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

(in millions, except per share amount)	2010	2011	2012
Income before income tax expense	1,297,024	821,812	849,942
Income tax expense (Note 7)	413,105	433,625	429,191

Net income before attribution of noncontrolling interests	883,919	388,187	420,751
Net income (loss) attributable to noncontrolling interests	15,257	(64,458)	4,520

Net income attributable to Mitsubishi UFJ Financial Group	¥868,662	¥452,645	¥416,231

Income allocated to preferred shareholders:
Cash dividends paid	¥21,678	¥20,940	¥17,940

Net income available to common shareholders of Mitsubishi UFJ Financial Group	¥846,984	¥431,705	¥398,291

Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 17 and 20):
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	¥68.72	¥30.55	¥28.17
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	68.59	30.43	28.09

(1) The following credit losses are included in Investment securities gains—net:

(in millions)	2010	2011	2012
Decline in fair value	¥27,962	¥17,495	¥11,704
Other changes in equity from nonowner sources—net	1,860	2,993	2,078

Total credit losses	¥29,822	¥20,488	¥13,782

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

(in millions)	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
Fiscal year ended March 31, 2010:
Net income before attribution of noncontrolling interests			¥883,919

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities (including unrealized gain of ¥1,103, net of tax, related to debt securities with credit component realized in earnings)	¥1,173,547	¥(435,651)	737,896
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(224,560)	90,894	(133,666)

Total	948,987	(344,757)	604,230

Net unrealized gains on derivatives qualifying for cash flow hedges	3,621	(1,322)	2,299
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(11,711)	4,617	(7,094)

Total	(8,090)	3,295	(4,795)

Pension liability adjustments	352,647	(138,293)	214,354
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	48,296	(19,427)	28,869

Total	400,943	(157,720)	243,223

Foreign currency translation adjustments	21,328	7,051	28,379
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	18,420	(8,136)	10,284

Total	39,748	(1,085)	38,663

Total changes in equity from nonowner sources			1,765,240

Net income attributable to noncontrolling interests			15,257
Other changes in equity from nonowner sources attributable to noncontrolling interests			5,435

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group			¥1,744,548

Fiscal year ended March 31, 2011:
Net income before attribution of noncontrolling interests			¥388,187

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities (including unrealized gain of ¥1,778, net of tax, related to debt securities with credit component realized in earnings)	¥(333,466)	¥134,674	(198,792)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(122,524)	50,395	(72,129)

Total	(455,990)	185,069	(270,921)

Net unrealized gains on derivatives qualifying for cash flow hedges	88	(5)	83
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(5,740)	2,255	(3,485)

Total	(5,652)	2,250	(3,402)

Pension liability adjustments	(185,002)	73,483	(111,519)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	10,774	(4,344)	6,430

Total	(174,228)	69,139	(105,089)

Foreign currency translation adjustments	(220,954)	11,053	(209,901)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	21,327	(9,021)	12,306

Total	(199,627)	2,032	(197,595)

Total changes in equity from nonowner sources			(188,820)

Net loss attributable to noncontrolling interests			(64,458)
Other changes in equity from nonowner sources attributable to noncontrolling interests			(3,935)

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group			¥(120,427)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FROM NONOWNER SOURCES—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

(in millions)	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
Fiscal year ended March 31, 2012:
Net income before attribution of noncontrolling interests			¥420,751

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities (including unrealized gain of ¥1,234, net of tax, related to debt securities with credit component realized in earnings)	¥296,347	¥(118,638)	177,709
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(4,511)	1,641	(2,870)

Total	291,836	(116,997)	174,839

Net unrealized losses on derivatives qualifying for cash flow hedges	(178)	99	(79)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	850	(334)	516

Total	672	(235)	437

Pension liability adjustments	(189,916)	77,992	(111,924)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	29,128	(11,419)	17,709

Total	(160,788)	66,573	(94,215)

Foreign currency translation adjustments	(68,269)	(1,528)	(69,797)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	31,956	(11,702)	20,254

Total	(36,313)	(13,230)	(49,543)

Total changes in equity from nonowner sources			452,269

Net income attributable to noncontrolling interests			4,520
Other changes in equity from nonowner sources attributable to noncontrolling interests			(743)

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group			¥448,492

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

(in millions, except per share amount)	2010	2011	2012
Preferred stock (Note 15):
Balance at beginning of fiscal year	¥442,100	¥442,100	¥442,100

Balance at end of fiscal year	¥442,100	¥442,100	¥442,100

Common stock (Note 16):
Balance at beginning of fiscal year	¥1,127,552	¥1,643,238	¥1,644,132
Issuance of new shares of common stock	515,662	—	—
Issuance of new shares of common stock by way of exercise of stock acquisition rights	24	894	1,012

Balance at end of fiscal year	¥1,643,238	¥1,644,132	¥1,645,144

Capital surplus (Note 16):
Balance at beginning of fiscal year	¥6,095,820	¥6,619,525	¥6,395,705
Purchase of subsidiary shares from noncontrolling interest shareholders	—	4,337	—
Stock-based compensation expense (Note 30)	1,695	876	1,370
Conversion of preferred stock to common stock by a subsidiary	(641)	—	—
Issuance of new shares of common stock by way of exercise of stock acquisition rights	—	893	1,010
Issuance of new shares of common stock and sale of treasury stock (Note 16)	522,414	—	—
Redemption of Class 3 preferred stock (Note 15)	—	(250,000)	—
Change in ownership interest in Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with the securities joint venture (Note 2)	—	20,550	—
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Note 2)	—	—	(20,000)
Other—net	237	(476)	534

Balance at end of fiscal year	¥6,619,525	¥6,395,705	¥6,378,619

Retained earnings appropriated for legal reserve (Note 17):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571

Balance at end of fiscal year	¥239,571	¥239,571	¥239,571

Unappropriated retained earnings (Accumulated deficit) (Note 17):
Balance at beginning of fiscal year	¥(845,778)	¥(9,284)	¥254,103
Net income attributable to Mitsubishi UFJ Financial Group	868,662	452,645	416,231
Cash dividends:
Common stock—¥11.00 in 2010, and ¥12.00 in 2011 and 2012 per share	(128,062)	(169,636)	(169,776)
Preferred stock (Class 3)—¥60.00 in 2010 and ¥30.00 in 2011 per share	(6,000)	(3,000)	—
Preferred stock (Class 5)—¥100.50 in 2010, and ¥115.00 in 2011 and 2012 per share	(15,678)	(17,940)	(17,940)
Losses on sales of shares of treasury stock	(261)	(84)	(218)
Effect of adopting new guidance on embedded credit derivatives (Note 1)	—	—	135
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 1)	—	1,408	—
Effect of adopting new guidance on recognition and presentation of other-than-temporary impairments (Note 1)	118,210	—	—
Other—net	(377)	(6)	—

Balance at end of fiscal year (Note 33)	¥(9,284)	¥254,103	¥482,535

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

(in millions)	2010	2011	2012
Accumulated other changes in equity from nonowner sources, net of taxes:
Net unrealized gains on investment securities (Note 3):
Balance at beginning of fiscal year	¥95,213	¥579,811	¥308,071
Net change during the fiscal year	602,808	(271,982)	174,363
Effect of adopting new guidance on recognition and presentation of other-than-temporary impairments (Note 1)	(118,210)	—	—
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 1)	—	242	—

Balance at end of fiscal year	¥579,811	¥308,071	¥482,434

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges (Note 21):
Balance at beginning of fiscal year	¥6,507	¥1,712	¥(1,690)
Net change during the fiscal year	(4,795)	(3,402)	437

Balance at end of fiscal year	¥1,712	¥(1,690)	¥(1,253)

Pension liability adjustments (Note 13):
Balance at beginning of fiscal year	¥(446,469)	¥(203,960)	¥(307,711)
Net change during the fiscal year	242,509	(103,751)	(94,212)

Balance at end of fiscal year	¥(203,960)	¥(307,711)	¥(401,923)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(468,946)	¥(433,582)	¥(627,331)
Net change during the fiscal year	35,364	(193,937)	(48,327)
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 1)	—	188	—

Balance at end of fiscal year	¥(433,582)	¥(627,331)	¥(675,658)

Balance at end of fiscal year	¥(56,019)	¥(628,661)	¥(596,400)

Treasury stock:
Balance at beginning of fiscal year	¥(10,675)	¥(13,954)	¥(11,251)
Purchases of shares of treasury stock (Note 16)	(5,588)	(250,138)	(18)
Sales of shares of treasury stock	2,806	1,262	849
Redemption of shares of treasury stock	—	250,000	—
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	(497)	1,579	2,009

Balance at end of fiscal year	¥(13,954)	¥(11,251)	¥(8,411)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥8,865,177	¥8,335,699	¥8,583,158

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

(in millions)	2010	2011	2012
Noncontrolling interests:
Balance at beginning of fiscal year	¥232,225	¥235,922	¥327,213
Initial origination of noncontrolling interests	45,130	39,799	9,991
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	3,555	17,540	(7,440)
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(59,973)	(36,911)	(67,276)
Decrease in noncontrolling interests related to disposition of subsidiaries	—	(480)	(4,609)
Change in ownership interest in Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with the securities joint venture (Note 2)	—	127,270	—
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd (Note 2)	—	—	30,000
Net income (loss) attributable to noncontrolling interests	15,257	(64,458)	4,520
Dividends paid to noncontrolling interests	(5,393)	(6,362)	(16,487)
Other changes in equity from nonowner sources, net of taxes:
Net unrealized holding gains on investment securities	1,808	1,056	572
Reclassification adjustment for losses (gains) included in net income (loss) attributable to noncontrolling interests in relation to net unrealized holding gains on investment securities	(386)	5	(96)
Pension liability adjustments	616	(1,355)	(86)
Reclassification adjustment for losses included in net income (loss) attributable to noncontrolling interests in relation to pension liability adjustments	98	17	83
Foreign currency translation adjustments	3,273	(3,687)	(1,216)
Reclassification adjustment for losses included in net income (loss) attributable to noncontrolling interests in relation to foreign currency translation adjustments	26	29	—
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 1)	—	19,551	—
Other—net	(314)	(723)	120

Balance at end of fiscal year	¥235,922	¥327,213	¥275,289

Total equity	¥9,101,099	¥8,662,912	¥8,858,447

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

(in millions)	2010	2011	2012
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥883,919	¥388,187	¥420,751
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	345,268	319,641	307,006
Impairment of goodwill (Note 6)	461	—	—
Impairment of intangible assets (Note 6)	12,400	26,566	30,986
Provision for credit losses (Note 4)	647,793	292,035	223,809
Employee benefit cost for severance indemnities and pension plans (Note 13)	72,592	29,459	48,823
Investment securities gains—net	(223,030)	(121,803)	(19,384)
Amortization of premiums on investment securities	12,336	67,130	81,384
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities—net (Note 29)	(50,295)	110,003	35,297
Foreign exchange losses (gains)—net	(236,055)	76,391	280,997
Equity in losses of equity method investees—net (Note 2)	83,893	113,017	499,427
Provision for deferred income tax expense	322,453	310,351	193,114
Gain on conversion rate adjustment of convertible preferred stock (Note 2)	—	—	(139,320)
Decrease (increase) in trading account assets, excluding foreign exchange contracts	801,245	1,148,259	(3,188,559)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	(184,013)	1,456,811	2,326,503
Increase in unearned income, unamortized premiums and deferred loan fees	18,214	16,177	10,754
Decrease (increase) in accrued interest receivable and other receivables	3,322	26,815	(110,209)
Increase (decrease) in accrued interest payable and other payables	(6,866)	(18,190)	36,425
Net increase in accrued income taxes and decrease in income tax receivables	5,762	6,875	116,180
Increase (decrease) in allowance for repayment of excess interest (Note 24)	7,378	52,722	(37,452)
Net increase in collateral for derivative transactions	(132,610)	(37,209)	(618,295)
Other—net	(74,182)	(25,399)	94,642

Net cash provided by operating activities	2,309,985	4,237,838	592,879

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale (including proceeds from securities under fair value option) (Note 3)	74,475,416	78,141,353	172,325,724
Proceeds from maturities of investment securities available for sale (including proceeds from securities under fair value option) (Note 3)	46,056,462	29,841,882	12,863,545
Purchases of investment securities available for sale (including purchases of securities under fair value option) (Note 3)	(135,509,931)	(116,023,266)	(192,356,659)
Proceeds from maturities of investment securities being held to maturity	296,420	415,008	835,356
Purchases of investment securities being held to maturity	(433,118)	(644,793)	(263,300)
Proceeds from sales of other investment securities	104,040	28,156	37,397
Purchases of other investment securities	(379,154)	(39,196)	(46,861)
Net decrease (increase) in loans	5,919,699	2,751,433	(5,609,261)
Net decrease (increase) in interest-earning deposits in other banks	(1,273,410)	(2,916,248)	1,344,430
Net decrease in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	233,782	350,828	471,372
Proceeds from sales of premises and equipment	17,878	14,732	20,618
Capital expenditures for premises and equipment	(114,230)	(98,323)	(131,187)
Purchases of intangible assets	(171,405)	(151,775)	(155,308)
Proceeds from sales and dispositions of investments in equity method investees	54,841	31,556	125,690
Proceeds from sales of consolidated VIEs and subsidiaries—net	1,290	45,957	1,297
Proceeds from a repayment of deposits with Government-led Loan Restructuring Program (Note 4)	—	—	161,435
Other—net	(93,012)	(40,187)	11,462

Net cash used in investing activities	(10,814,432)	(8,292,883)	(10,364,250)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2010, 2011 AND 2012

(in millions)	2010	2011	2012
Cash flows from financing activities:
Net increase in deposits	9,408,480	2,211,211	3,242,703
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(1,048,232)	747,174	4,745,245
Net decrease in due to trust account	(237,215)	(68,911)	(6,210)
Net increase (decrease) in other short-term borrowings	(1,720,216)	2,533,987	2,409,172
Proceeds from issuance of long-term debt	3,478,615	2,573,277	1,875,591
Repayment of long-term debt	(2,467,525)	(3,109,981)	(2,263,232)
Proceeds from issuance of common stock, net of stock issue expenses	1,036,053	—	—
Proceeds from sales of treasury stock	1,077	327	130
Payments for acquisition of preferred stock (Note 15)	—	(250,000)	—
Payments to acquire treasury stock (Note 16)	(4,621)	(86)	(18)
Dividends paid	(149,486)	(190,299)	(187,561)
Dividends paid to noncontrolling interests	(5,908)	(6,314)	(16,445)
Other—net	4,256	15,525	(11,523)

Net cash provided by financing activities	8,295,278	4,455,910	9,787,852

Effect of exchange rate changes on cash and cash equivalents	440	(32,584)	(16,876)

Net increase (decrease) in cash and cash equivalents	(208,729)	368,281	(395)

Cash and cash equivalents at beginning of fiscal year	3,071,252	2,862,523	3,230,804

Cash and cash equivalents at end of fiscal year	¥2,862,523	¥3,230,804	¥3,230,409

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥831,847	¥725,400	¥683,034
Income taxes, net of refunds	84,890	116,399	119,897
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	5,763	5,576	16,198
Transfer to investment securities being held to maturity from investment securities available for sale (Note 3)	111,895	—	—
Exchange of shares in Senshu Bank for shares in Senshu Ikeda Holdings, Inc. (Note 18):
Acquisition of shares of Senshu Ikeda Holdings, Inc. recorded at fair value	79,073	—	—
Deconsolidation of Senshu Bank at book value	50,069	—	—

Exchange of ownership interest in Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd. for equity investment in Morgan Stanley MUFG Securities, Co., Ltd. in connection with the securities joint venture (Note 2):

Noncontrolling interest in Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd.	—	127,270	—
Capital surplus	—	20,550	—
Adoption of new guidance on consolidation of certain variable interest entities (Note 1):
Increase in total assets, excluding cash and cash equivalents	—	237,008	—
Increase in total liabilities	—	214,887	—
Union Bank’s acquisitions (Note 2):
Fair value of assets acquired	—	322,312	—
Fair value of liabilities assumed	—	328,332	—
Conversion of Morgan Stanley’s convertible preferred stock (Note 2)	—	—	808,266

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. MUSHD is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”). See Note 2 for more information on the securities joint venture with Morgan Stanley. Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 27 for more information by business segment.

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

Fiscal years of certain subsidiaries, which end on or after December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2010, 2011 and 2012, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on or after December 31, would have resulted in an increase of ¥3.90 billion to net income, an increase of ¥13.87 billion to net income and a decrease of ¥1.56 billion to net income, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2010, 2011 and 2012 which, if recorded, would have had material effects on consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2010, 2011 and 2012.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to management judgment primarily relate to the allowance for credit losses on loans and off-balance sheet credit instruments, valuation allowances of deferred tax assets, tax reserves, valuation of financial instruments, goodwill, intangible assets, investment securities, allowances for repayment of excess interest and accrued severance indemnities and pension liabilities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIE”s) (together, the “MUFG Group”). In situations in which the MUFG Group has a controlling financial interest in other entities, including certain VIEs, such entities are consolidated and noncontrolling interests are recorded in Total equity. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the MUFG Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The MUFG Group’s equity interest in the earnings of these equity investees, other-than-temporary impairment, and gains or losses realized on disposition of such investments are reported in Equity in losses of equity method investees-net. The MUFG Group recognizes an impairment loss on investments in equity method investees that is other than temporary. The MUFG Group determines whether loss on investments is other than temporary, through consideration of various factors, such as the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the investees, and the intent and ability to retain its investment in the investees for a period of time sufficient to allow for any anticipated recovery in the fair value. The MUFG Group also evaluates additional factors, such as the condition and trend of the economic cycle, and trends in the general market.

Before April 1, 2010, the MUFG Group consolidated VIEs when MUFG had a variable interest that would absorb the majority of the VIE’s expected losses or receive the majority of its expected residual returns or both. After the adoption of new guidance on April 1, 2010, the MUFG Group consolidates VIEs if it has the power to direct the activities of a VIE which most significantly impact the VIE’s economic performance and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity, except certain VIEs that are deemed as investment companies. For VIEs that are considered investment companies, the MUFG Group determines whether it is the primary beneficiary by evaluation of whether it absorbs a majority of expected losses, receives a majority of expected residual returns or both. See Accounting Changes—Amendment of Accounting for Consolidation of Variable Interest Entities and Note 23 for the details of VIEs.

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

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions—Financial statements of overseas entities are translated into Japanese yen using the respective fiscal year-end exchange rates for assets and liabilities. Income and expense items are translated at average rates of exchange for the respective fiscal years.

Foreign currency translation gains and losses related to the financial statements of overseas entities of the MUFG Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of accumulated other changes in equity from nonowner sources. Tax effects of gains and losses on foreign currency translation of the financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency-denominated assets and liabilities are translated into the functional currencies of the individual entities included in consolidation at the respective fiscal year-end foreign exchange rates. Foreign currency-denominated income and expenses are translated using average rates of exchange for the respective fiscal years. Gains and losses from such translation are included in Foreign exchange gains—net, as appropriate.

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2010, 2011 and 2012, there were no such transactions accounted for as sales.

Collateral—For secured lending transactions, including resale agreements, securities borrowing transactions, commercial lending and derivative transactions, the MUFG Group, as a secured party, generally has the right to require the counterparties to provide collateral, including letters of credit, cash, securities and other financial assets. For most securities lending transactions, the MUFG Group maintains strict levels of collateralization governed by a daily mark-to-market analysis. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the MUFG Group sells these financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements and securities lending transactions and derivative transactions, where the secured party has the right to sell or repledge financial assets pledged as collateral, the MUFG Group separately discloses those financial assets pledged as collateral in the consolidated balance sheets.

Trading Account Securities—Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value in the consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized currently in Trading account profits—net, as appropriate. The MUFG Group has elected the fair value option for certain foreign securities. See Note 29 for a further discussion of fair value option.

Investment Securities—Debt securities for which the MUFG Group has both the ability and positive intent to hold to maturity are classified as Securities being held to maturity and are carried at amortized cost. Debt securities that the MUFG Group may not hold to maturity and marketable equity securities, other than those classified as Trading account securities, are classified as Securities available for sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within Accumulated other changes in equity from nonowner sources, which is a component of equity. Other investment securities include nonmarketable equity securities carried at their acquisition cost, and also investment securities held by subsidiaries that are investment companies or brokers and dealers. Such securities held by those subsidiaries are subject to the specialized industry accounting principles for investment companies and brokers and dealers applicable for those subsidiaries. Securities of those subsidiaries are carried at their fair values.

Individual debt and equity securities are written down to fair value with the resulting losses charged to the consolidated statements of income when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment securities

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

gains—net in the consolidated statements of income. In determining other-than-temporary declines in fair value to be recognized as an impairment loss on investment securities, the MUFG Group generally considers factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery in fair value, the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed. Interest and dividends on investment securities are reported in Interest income. Dividends are recognized when the shareholder right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

Derivative Financial Instruments—The MUFG Group engages in derivative activities involving swaps, forwards, futures, options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to the customers’ financial needs. Derivatives are also used to manage counterparty credit risk and its market risk exposures to fluctuations in interest and foreign exchange rates, equity and commodity prices.

Derivatives entered into for trading purposes are carried at fair value and are reported as Trading account assets or Trading account liabilities, as appropriate. The fair values of derivative contracts executed with the same counterparty under legally enforceable master netting agreements are presented on a gross basis. Changes in the fair value of such contracts are recognized currently in Foreign exchange gains—net with respect to foreign exchange contracts and in Trading account profits—net with respect to interest rate contracts and other types of contracts.

Embedded features that are not clearly and closely related to the host contracts and meet the definition of derivatives are separated from the host contracts and measured at fair value unless the contracts embedding the derivatives are measured at fair value in their entirety.

Derivatives are also used to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Certain of those derivatives are designated as hedging instruments and qualify for hedge accounting. The MUFG Group designates a derivative as a hedging instrument at the inception of each such hedge relationship, and it documents, for such individual hedging relationships, the risk management objective and strategy, including the item being hedged, the specific risk being hedged and the method used to assess the hedge effectiveness. In order for a hedging relationship to qualify for hedge accounting, the changes in the fair value of the derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows of the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities, as appropriate. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in Accumulated other changes in equity from nonowner sources. Amounts realized on cash flow hedges related to variable rate loans are recognized in Net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions, if any, is recognized in Non-interest income or expense in the period when the forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment of hedge effectiveness are recognized in Non-interest income or expense.

Loans—Loans originated by the MUFG Group (“originated loans”) are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Originated loans

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using a method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the remaining contractual terms of the loans using a method that approximates the interest method when such purchased loans are outside the scope of the guidance on loans and debt securities acquired with deteriorated credit quality as described below.

The MUFG Group divides its loan portfolio into the following segments—Commercial, Residential, Card and UnionBanCal Corporation (“UNBC”) based on the segments used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further divides the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk.

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

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, specifically when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment. A nonaccrual loan may be restored to an accrual status when interest and principal payments become current and management expects that the borrower will make future contractual payments as scheduled. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on nonaccrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, such collections are credited to income. The MUFG Group does not capitalize any accrued interest in the principal balances of impaired loans at each balance sheet date.

Once a loan is classified as a nonaccrual loan, the MUFG Group will generally not modify the terms of the loan as a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. If a nonaccrual loan has been restructured and the borrower is not delinquent under the restructured terms, and demonstrates that its financial condition has been improved, the MUFG Group may reclassify the loan to accrual status. This determination is generally performed once a year through a detailed internal credit rating review process. Once a restructured nonaccrual loan is deemed to be a troubled debt restructuring (“TDR”), the MUFG Group will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

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

Loan Securitization—The MUFG Group securitizes and services commercial, industrial, and residential loans in the normal course of business. The MUFG Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. Interests in loans sold through a securitization accounted for as a sale may be retained in the form of subordinated tranches or beneficial interests. These retained interests are primarily recorded in Securities available for sale. The previous carrying amount of the loans involved in the transfer is allocated between the loans sold and the retained interests based on their relative fair values at the date of the securitization. Since quoted market prices are generally not available, the MUFG Group usually estimates fair value of these retained interests based on the present value of future expected cash flows by using modeling techniques that involve management’s best estimates of key assumptions, which may include default ratio, recovery rates, and discount rates. See Note 29 for details of fair value measurements.

Allowance for Credit Losses—The MUFG Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are generally determined based on detailed loan reviews and a credit assessment by management at each balance sheet date, and are deducted from the allowance for credit losses as net charge-offs. The MUFG Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. Management believes that the provision for credit losses is adequate and the allowance is at the appropriate amount to absorb probable losses inherent in the loan portfolio. During the fiscal year, the MUFG Group did not make any significant changes to the methodologies or policies used to determine its allowance for credit losses.

Key elements relating to the policies and discipline used in determining the allowance for credit losses are credit classification and the related borrower categorization process. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments or existing economic conditions. In determining the appropriate level of the allowance, the MUFG Group evaluates the probable loss by collateral value, historical loss experience, probability of insolvency and category of loan based on its type and characteristics. The MUFG Group updates these conditions and probable loss on a regular basis and upon the occurrence of unexpected change in the economic environment.

The methodologies used to estimate the allowance and the charge-off policy for each portfolio segment are as follows.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allocated allowance for individual loans specifically identified for evaluation represents the impairment allowance determined in accordance with the guidance on accounting by creditors for impairment of a loan. The factors considered by management in determining impairment are the internal credit rating assigned to each borrower which represents the borrower’s creditworthiness determined based on payment status, number of delinquencies, and the probability of collecting principal and interest payments when due. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or on the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent.

The formula allowance is applied to loans that are categorized as Normal or Close Watch, excluding loans identified as a TDR, based on the internal credit rating and historical loss factors which are based on the loss experience. See Note 4 for the information on loans to borrowers categorized based on the internal borrower rating. Estimated losses inherent in the loans at the balance sheet date are calculated by multiplying the default ratio by the nonrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each internal credit rating, taking into account the historical number of defaults of borrowers within each internal credit rating divided by the total number of borrowers. The recovery ratio is mainly determined by the historical experience of collections against loans in default. The default ratio, the recovery ratio and other indicators are continually reviewed to determine the appropriate level of the allowance. Because the evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date. The results of such back-testing are evaluated by management to determine whether the manner and level of formula allowance needs to be changed in subsequent years.

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

In relation to loans categorized as Legally/Virtually Bankrupt, the amount of loans less estimated value of the collateral and guaranteed amount is generally considered uncollectible, and is charged off.

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

In relation to loans that are in past due status over a certain period of time and deemed uncollectible, the amount of loans less estimated value of the collateral and guaranteed amount is generally considered uncollectible, and is charged off.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In relation to loans that are in past due status over a certain period of time and deemed uncollectible, the amount of loans is generally fully charged off.

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

The unallocated allowance represents an estimate of additional losses inherent in the loan portfolio and is composed of attribution factors, which are based upon management’s evaluation of various conditions that are not directly measured in the determination of the allocated allowance. The conditions used for consideration of the unallocated allowance at each balance sheet date include factors such as, existing general economic and business conditions affecting the key lending areas and products of the MUFG Group, credit quality trends and risk identification, collateral values, loan volumes, underwriting standards and concentrations, specific industry conditions, recent loss experience and the duration of the current business cycle. The MUFG Group reviews these conditions and has an internal discussion with senior credit officers on a quarterly basis.

Commercial loans are generally considered uncollectible based on an evaluation of borrower financial condition as well as the value of any collateral and, when considered to be uncollectible, loans are charged off in whole or in part. Consumer loans are generally considered uncollectible based on past due status and the value of any collateral and, when considered to be uncollectible, loans are charged off in whole or in part.

Allowance for Off-Balance Sheet Credit Instruments—The MUFG Group maintains an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees, standby

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Goodwill—The MUFG Group recognizes goodwill, as of the acquisition date, measured as the excess of fair value, including that of noncontrolling interests, over net assets of the acquiree. Goodwill related to investments in equity method investees is included in Other assets as a part of the carrying amount of investments in equity method investees.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	2 to 10	Straight-line
Core deposit intangibles	5 to 19	Declining-balance
Customer relationships	9 to 27	Declining-balance
Trade names	8 to 40	Straight-line

Intangible assets having indefinite useful lives are not amortized but are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite-lived intangible asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

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

Allowance for Repayment of Excess Interest—The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recent trend of borrowers’ claims for reimbursement, and appropriate management’s future forecasts. The allowance is recorded as a liability in Other liabilities. In relation to the estimate of this allowance, see Note 1 “Change in Accounting Estimates” section for the details.

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

Earnings per Common Share—Basic earnings per share (“EPS”) excludes dilutive effects of potential common shares and is computed by dividing net income available to common stock shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. See Note 20 for the computation of basic and diluted EPS.

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

Reclassifications

Certain reclassifications and format changes have been made to the consolidated financial statements for the fiscal years ended March 31, 2010 and 2011 to conform to the presentation for the fiscal year ended March 31, 2012.

These reclassifications and format changes include 1) the presentation of “Employee benefit cost for severance indemnities and pension plans,” “Amortization of premiums on investment securities” and “Increase in unearned income, unamortized premiums and deferred loan fees” as a separate line item which had previously been presented as “Other—net” in cash flows from operating activities, and 2) the presentation of “Proceeds from sales and dispositions of investments in equity method investees” as a separate line item which had previously been presented as “Other—net” in cash flows from investing activities in the consolidated statements of cash flows for the fiscal years ended March 31, 2010 and 2011.

These reclassifications and format changes did not result in a change to previously reported financial positions and results of operations.

Change in Accounting Estimates

Prior to the fiscal year ended March 31, 2011, Mitsubishi UFJ NICOS, a consumer finance subsidiary of MUFG, had estimated the allowance for repayment of excess interest (see Note 24 for the details of this allowance) based primarily on historical reimbursement rates of excess interest. For the fiscal year ended March 31, 2011, Mitsubishi UFJ NICOS revised its estimate by updating management’s future forecast to reflect new reimbursement claims information and other data following various legal and industry developments that occurred during the fiscal year. For the fiscal year ended March 31, 2011, the effect from the changes had a negative impact on Income before income tax expense and Net income attributable to Mitsubishi UFJ Financial Group of ¥61 billion and ¥49 billion, respectively, and a corresponding impact on both basic and diluted earnings per common share of ¥3.45 per share.

The MUFG Group evaluates the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life. When the useful life of intangible assets not subject to amortization is no longer determined to be indefinite, such as when unanticipated competition enters a market, the intangible asset is amortized over the remaining period that it is expected to contribute to positive cash flows. At September 30, 2011, the MUFG Group reevaluated the useful

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

lives of its intangible assets related to its customer relationships from fund contracts, which had been recorded as intangible assets not subject to amortization. Due to the global financial downturn, including the recent financial market disruption in Europe and the downgrade of the US treasury bonds’ credit rating, the downward trend of customer assets under management, which was previously on an upward trend, is not expected to recover in the near future and therefore is no longer expected to support indefinite useful lives of the intangible assets associated with the customer relationships from fund contracts. As a result of the reevaluation, the MUFG Group reclassified its intangible assets related to the customer relationships of ¥42,224 million from intangible assets not subject to amortization to those subject to amortization. See Note 6 for the details of these intangible assets.

Accounting Changes

Recognition and Presentation of Other-Than-Temporary Impairments—In April 2009, the FASB staff issued guidance, which amends the other-than-temporary impairment model for debt securities. This guidance requires an entity to recognize an other-than-temporary impairment of a debt security if the entity has the intent to sell the debt security or if it is more likely than not the entity will be required to sell the debt security before recovery of its amortized cost basis. In addition, this guidance requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings or the noncredit component in accumulated other changes in equity from nonowner sources when the entity does not intend to sell the debt security and if it is more likely than not that the entity will not be required to sell the debt security before recovery of its amortized cost basis. This guidance also requires additional disclosures, such as the calculation of credit losses, as well as factors considered in reaching a conclusion that an investment is not other than temporarily impaired by major security types. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The MUFG Group adopted this guidance on April 1, 2009. The cumulative effect of the change included a decrease in the opening balance of Accumulated deficit at April 1, 2009 of ¥118,210 million, net of taxes with a corresponding adjustment to accumulated other changes in equity from nonowner sources. See Note 3 for a further discussion on this guidance.

Amendment of Accounting for Consolidation of Variable Interest Entities—In June 2009, the FASB issued new guidance which amends the accounting for consolidation of VIEs. This guidance changes the previous guidance by modifying the characteristics for assessing a primary beneficiary to include entities that have the power to direct the activities of the VIE which significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity. The primary beneficiary determination must be reassessed on an ongoing basis. In addition, this guidance amends the identification of VIEs by eliminating the scope exception for qualified special purpose entities and adding an additional reconsideration event for determining whether an entity is a VIE. This guidance was effective from April 1, 2010 for the MUFG Group.

In February 2010, the FASB issued further guidance which defers the requirements of the consolidation guidance for determining the primary beneficiary of VIEs for certain investment funds including mutual funds, private equity funds, hedge funds, venture capital funds, mortgage real estate investment funds, and certain real estate investment funds.

The MUFG Group has elected to apply the above new guidance prospectively. Accordingly, financial statements for prior periods have not been restated. The net increase in the MUFG Group’s consolidated assets, liabilities and shareholders’ equity attributable to noncontrolling interests was ¥237,008 million, ¥214,887 million and ¥19,551 million, respectively, as of April 1, 2010. The cumulative effect on retained earnings was an increase of ¥1,408 million upon adoption. See Note 23 for further disclosures required by the new guidance.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Disclosure about Fair Value Measurements—In January 2010, the FASB issued new guidance which requires a new disclosure and clarifies existing disclosure requirements on fair value measurements. The guidance requires additional disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and activity in Level 3 fair value measurement. This guidance also clarifies existing disclosure requirements regarding the level of disaggregation and valuation inputs and techniques. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure of the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for interim and annual reporting periods beginning after December 15, 2010 with early application permitted. The MUFG Group adopted this guidance on April 1, 2010, except for the disclosure in regard to the Level 3 activity. For the disclosure in regard to the Level 3 activity, the MUFG Group adopted this guidance on April 1, 2011. This guidance affected the MUFG Group’s disclosures about fair value measurements, but did not affect its financial position and results of operations. See Note 29 for details of disclosures required by this guidance.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses—In July 2010, the FASB issued new guidance which requires additional disclosures and amends existing disclosure requirements on allowances for credit losses and the credit quality of financial receivables. The guidance requires additional disclosures on credit quality indicators of financing receivables, aging of past due financing receivables, nature and extent of TDR and modifications, and significant purchases and sales of financing receivables on a disaggregated basis. The existing guidance is amended to require disclosure of financing receivables on a more disaggregated basis. This guidance is effective for interim and annual reporting periods ending on or after December 15, 2010. Specific items regarding activity that occurs during a reporting period, such as the allowance roll-forward disclosures, is effective for interim and annual reporting periods beginning on or after December 15, 2010. The MUFG Group adopted this guidance on March 31, 2011, except for the disclosures about items regarding activity that occurs during a reporting period. For the disclosures about items regarding activity that occurs during a reporting period, the MUFG Group adopted this guidance on April 1, 2011. This guidance affected the MUFG Group’s disclosures about the credit quality of financing receivables and allowances for credit losses, but did not affect its financial position and results of operations. See Note 4 for details of disclosures required by this guidance.

In January 2011, the FASB decided to defer the effective date for disclosures about TDRs by creditors until the FASB finalizes its project on determining what constitutes a TDR for a creditor. The MUFG Group adopted this guidance immediately upon issuance, which had no impact on its financial position and results of operations.

In April 2011, the FASB issued further guidance which finalizes its project on determining what constitutes a TDR for a creditor. Under this guidance, the deferred date for disclosures about TDRs by creditors is effective for the first interim and annual periods beginning on or after June 15, 2011. See Recently Issued Accounting Pronouncements—Amendment to Accounting for a Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring for details.

Amendments to Accounting Scope of Embedded Credit Derivatives—In March 2010, the FASB issued new guidance which clarifies the scope exception related to embedded credit derivatives. This guidance addresses how to determine which embedded credit derivative features, including those in collateralized debt obligations (“CDOs”) and synthetic CDOs, are considered to be embedded derivatives that are exempt from potential bifurcation and separate accounting requirement. This guidance is effective for the first interim reporting period beginning after June 15, 2010 with early application permitted at the beginning of the first interim reporting period beginning after the issuance of this new guidance. In initially adopting this new guidance, an entity may elect the fair value option for any investment in a beneficial interest in a securitized financial asset. The election of the fair value option is irrevocable and should be determined on an instrument-by-instrument basis at the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

beginning of the reporting period of initial adoption. The MUFG Group adopted this guidance on April 1, 2011, and recorded a ¥135 million increase to retained earnings as a cumulative effect adjustment.

Amendments to Disclosures about an Employer’s Participation in a Multiemployer Plan—In September 2011, the FASB issued new guidance intended to create greater transparency in financial reporting by requiring additional disclosures about an employer’s participation in a multiemployer pension plan. This guidance requires companies to provide additional quantitative and qualitative disclosures about the significant multiemployer plans in which they participate. This guidance is effective for annual periods for fiscal years ending after December 15, 2011. The MUFG Group adopted this guidance on March 31, 2012, which had no impact on its financial position and results of operations. The guidance did not affect the MUFG Group’s disclosures about the multiemployer pension plans since it did not participate in significant multiemployer pension plans.

Recently Issued Accounting Pronouncements

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

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs—In May 2011, the FASB issued new guidance, which amends certain accounting and disclosure requirements related to fair value measurements, that result in common fair value measurement and disclosure requirements between US GAAP and International Financial Reporting Standards (“IFRS”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective during interim and annual periods beginning after December 15, 2011. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

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

In December 2011, the FASB issued further guidance which indefinitely defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. This does not defer the effective date of the other disclosure requirements within the new guidance.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The new guidance will only affect the presentation of other comprehensive income, and will not affect the MUFG Group’s financial position and results of operations.

Amendments to Testing Goodwill for Impairment—In September 2011, the FASB issued new guidance which simplifies goodwill impairment testing. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test which includes calculating the fair value of the reporting unit. This guidance is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011. Early adoption of this guidance is permitted. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its financial position and results of operations.

Scope Clarification of Accounting for Derecognition of in Substance Real Estate—In December 2011, the FASB issued new guidance, which resolves the diversity in practice about whether the guidance of real estate sales in property, plant, and equipment applies to a parent that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. Under the amendments in this guidance, when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity should apply the guidance of real estate sales in property, plant, and equipment to determine whether it should derecognize the in substance real estate. For public entities, the amendments in this guidance are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. Early adoption is permitted. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Disclosures about Offsetting Assets and Liabilities—In December 2011, the FASB issued new guidance which facilitates comparison between those entities that prepare their financial statements on the basis of US GAAP and those entities that prepare their financial statements on the basis of IFRS. This guidance requires that entities disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This guidance is effective for annual periods for fiscal years beginning on or after January 1, 2013 and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This new guidance will only affect the MUFG Group’s disclosures about offsetting assets and liabilities, and will not affect the MUFG Group’s financial position and results of operations.

2.    BUSINESS DEVELOPMENTS

Mitsubishi UFJ NICOS Co., Ltd.

On March 30, 2011, MUFG and The Norinchukin Bank (“Norinchukin”) increased the capital of Mitsubishi UFJ NICOS through allotment to existing shareholders. MUFG and Norinchukin acquired ¥85 billion and ¥15 billion of new common shares in Mitsubishi UFJ NICOS, respectively, with no change of ownership in the shares of Mitsubishi UFJ NICOS between MUFG and Norinchukin (i.e., approximately 85% owned by MUFG and 15% owned by Norinchukin).

UnionBanCal Corporation

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

Investment in Morgan Stanley

On September 29, 2008, the MUFG Group and Morgan Stanley completed a final agreement to enter into a strategic capital alliance aiming to build a global strategic alliance primarily in the corporate and investment bank fields. On October 13, 2008, the MUFG Group purchased shares of preferred stock issued by Morgan Stanley. The investment in Morgan Stanley’s preferred stock consisted of Series B Non-cumulative Non-voting Perpetual Convertible Preferred Stock (“Series B Preferred Stock”) and Series C Non-cumulative Non-voting Perpetual Preferred Stock. On April 21, 2011, the MUFG Group and Morgan Stanley entered into an agreement to convert the Series B Preferred Stock with a face value of ¥808,266 million, into Morgan Stanley’s common stock. On June 30, 2011, the MUFG Group converted the Series B Preferred Stock for approximately 385 million shares of Morgan Stanley’s common stock, including approximately 75 million additional shares resulting from the adjustment to the conversion rate pursuant to the agreement. The adjustment to the conversion rate was recognized as a gain of ¥139,320 million, which was included in Gain on conversion rate adjustment of convertible preferred stock in Interest income on investment securities in the consolidated statement of income for the fiscal year ended March 31, 2012.

Prior to the conversion, the MUFG Group held approximately 3.0% of Morgan Stanley’s common stock and the investment was included in Investment securities available for sale. As a result of the conversion, the MUFG Group held approximately 22.4% of Morgan Stanley’s common stock, giving the MUFG Group the ability to exercise significant influence over the operations of Morgan Stanley. Accordingly, the MUFG Group has adopted the equity method of accounting for its investment in Morgan Stanley for the year ended March 31, 2012. Furthermore, the MUFG Group’s investments, results of operations and retained earnings have been adjusted retroactively on a step-by-step basis as if the equity method of accounting had been in effect during all previous periods. The MUFG Group’s retroactive adjustment was applied to the existing approximately 3.0% investment in Morgan Stanley’s common stock through June 30, 2011. Following the conversion, the MUFG Group began recognizing its approximately 22.4% interest in Morgan Stanley’s common stock as an investment in an equity method investee included in Other assets.

The previously reported amounts and the adjusted amounts are as follows:

	March 31, 2011
	As previously reported	As adjusted
	(in millions)
Investment securities—Securities available for sale	¥54,435,634	¥54,329,881
Other assets	5,226,412	5,321,120
Other liabilities	4,844,901	4,841,981
Retained earnings—Unappropriated retained earnings	254,411	254,103
Accumulated other changes in equity from nonowner sources, net of taxes	(620,844)	(628,661)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal years ended March 31,
	2010		2011
	As previously reported	As adjusted	As previously reported	As adjusted
	(in millions, except per share data)
Interest income—Investment securities—Dividends	¥168,500	¥167,862	¥170,470	¥169,667
Equity in losses of equity method investees—net	(104,098)	(83,893)	(90,628)	(113,017)
Other non-interest income	195,966	191,307	140,766	148,532
Income tax expense	407,040	413,105	439,900	433,625
Net income attributable to Mitsubishi UFJ Financial Group	859,819	868,662	461,796	452,645
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	68.01	68.72	31.20	30.55
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	67.87	68.59	31.08	30.43

Upon qualifying for the equity method of accounting on June 30, 2011, the MUFG Group performed a valuation of its Morgan Stanley investment. As a result of the valuation, the carrying amount of the MUFG Group’s investment in common stock differed from the underlying equity in net assets of Morgan Stanley and the difference was recognized as goodwill.

At September 30, 2011, the quoted market price of Morgan Stanley’s common stock had declined 41% from the quoted market price at June 30, 2011. The quoted market price at September 30, 2011 represented less than half of the MUFG Group’s carrying amount on a per share basis. The MUFG Group evaluated this stock price decline to determine whether the investment in Morgan Stanley was other than temporarily impaired. The MUFG Group determined that the decline in the stock price was other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. More specifically, new and pending regulations, such as the US Dodd-Frank Wall Street Reform and Consumer Protection Act (“the Dodd-Frank Act”) and the global regulatory framework often referred to as “Basel III,” were expected to impose significant constraints on the business activities of financial institutions, including the prohibition on certain transactions, the enhancement of risk management frameworks, and the increase in capital adequacy requirements. Rules designed to further regulate the business operations of financial institutions were being adopted, or were at the time scheduled soon to be adopted, by government agencies, including the rules relating to resolution plans and rules generally referred to as the Volcker Rule under the Dodd-Frank Act. Furthermore, the impact of the prolonged European economic crisis had resulted in negative long-term prospects for the global financial market. The events in Europe have had an immediate effect on financial institutions holding sovereign securities and are also expected to have long-term consequences for financial institutions with operations in Europe. Given these uncertain economic environment and increasing regulatory challenges, and the significant difference between the carrying amount per share and the quoted market price of Morgan Stanley’s common stock, the MUFG Group recorded an other-than-temporary impairment loss of ¥579,468 million at September 30, 2011. The MUFG Group’s investment in Morgan Stanley’s common stock was adjusted to the quoted market price of Morgan Stanley’s common stock as of September 30, 2011, and the impairment loss was reflected in Equity in losses of equity method investees-net in the consolidated statement of income. The MUFG Group recorded no additional other-than-temporary impairment loss at March 31, 2012. See Note 14 for more information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities Joint Venture with Morgan Stanley

On March 30, 2010, the MUFG Group and Morgan Stanley entered into a securities joint venture agreement to integrate their securities business. The purpose of the joint venture is to collaborate in providing capital markets services to investment banking clients of the MUFG Group and Morgan Stanley and in offering a wide range of products and services, including Morgan Stanley’s global products and services, to the MUFG Group’s retail and middle market customers in Japan as well as to investment banking clients of both parties. The two joint venture companies will continue to offer products and services in sales and trading and research areas separately.

In relation to the integration of the securities companies in Japan, the former Mitsubishi UFJ Securities Co., Ltd. (“MUS”) was restructured into an intermediate holding company, MUSHD, and a securities business subsidiary, MUS. On May 1, 2010, MUS changed its name to MUMSS and the MUFG Group’s ownership interest in MUMSS also changed from 100% to 60%, with Morgan Stanley holding the remaining 40% voting and economic interest. Since the MUFG Group has retained control of MUMSS, the change in the MUFG Group’s ownership interest has been accounted for as an equity transaction and the MUFG Group has recorded ¥127 billion and ¥21 billion of noncontrolling interests and capital surplus, respectively. MUMSS continues the existing Japan based retail, middle markets, capital markets and sales and trading businesses of the former MUS while integrating the investment banking team of the former Morgan Stanley Japan Securities Co., Ltd. (“MSJS”).

Also, on May 1, 2010, MSJS was renamed to Morgan Stanley MUFG Securities Co., Ltd. (“MSMS”). MSMS continues to provide the existing sales and trading and capital markets operations of the former MSJS. The MUFG Group holds a 49% voting interest and a 60% economic interest in MSMS while Morgan Stanley holds the remaining 51% voting interest and 40% economic interest. The MUFG Group applies the equity method of accounting to MSMS due to its significant influence.

Per the shareholders’ agreement between the MUFG Group and Morgan Stanley, to the extent that losses incurred by MUMSS or MSMS result in a requirement to restore its capital, the controlling shareholder is solely responsible for providing additional capital to a minimum level and the noncontrolling shareholder is not obligated to contribute additional capital.

On April 22, 2011, due to losses incurred by MUMSS in the fiscal year ended March 31, 2011, the MUFG Group contributed ¥30 billion of new capital to MUMSS by acquiring newly issued shares of MUMSS. In October 2011, MUMSS implemented an early retirement program to reduce expenditures and improve operating performance. MUMSS recorded employee termination expenses of ¥20 billion in the second half of the fiscal year ended March 31, 2012. On November 24, 2011, the MUFG Group contributed ¥20 billion of new capital to MUMSS by acquiring newly issued shares of MUMSS in order to restore its capital adversely affected by the expenses during the fiscal year ended March 31, 2012. The additional capital in MUMSS improves and strengthens its capital base and restores its capital adequacy level. The new MUMSS shares have no voting rights and do not change the proportion of voting interests in MUMSS or change the right to participate in MUMSS’ earnings. In order to reflect the existing 60% economic interest in MUMSS after the MUFG Group’s capital contribution, 40% of the new share issuance on April 2011 and November 2011, or ¥12 billion and ¥8 billion, respectively, was recognized as an increase in noncontrolling interest and a reduction of capital surplus, given that the rights to participate in the residual assets of MUMSS will be distributed to the MUFG Group and Morgan Stanley in proportion to their percentage ownership interests.

To the extent that MUMSS is required to increase its capital level due to factors other than losses, such as future regulatory capital changes, both the MUFG Group and Morgan Stanley are required to contribute the necessary capital based upon their economic interests as set forth above. In this context, to meet an anticipated change in regulatory capital requirements for MUMSS, the MUFG Group contributed ¥15 billion and Morgan Stanley contributed ¥10 billion of additional proportionate capital investments on November 24, 2011, and the contribution by Morgan Stanley was recognized as an increase of noncontrolling interest.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses and estimated fair value of investment securities available for sale and being held to maturity at March 31, 2011 and 2012 were as follows:

At March 31, 2011:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥44,756,826	¥75,017	¥112,221		¥44,719,622
Japanese prefectural and municipal bonds	193,712	6,578	9		200,281
Foreign governments and official institutions bonds	973,175	16,472	856		988,791
Corporate bonds	3,058,698	84,262	3,418		3,139,542
Residential mortgage-backed securities	1,140,271	11,593	13,293		1,138,571
Commercial mortgage-backed securities	31,485	181	1,276		30,390
Asset-backed securities	452,280	665	555		452,390
Other debt securities	960	—	—		960
Marketable equity securities	2,642,287	1,073,797	56,750		3,659,334

Total	¥53,249,694	¥1,268,565	¥188,378		¥54,329,881

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,026,443	¥7,987	¥—		¥1,034,430
Japanese prefectural and municipal bonds	22,667	178	—		22,845
Foreign governments and official institutions bonds	893,316	6,758	2,451		897,623
Corporate bonds	138,810	1,165	46		139,929
Asset-backed securities	935,876	32,144	3,930	(1)	964,090
Other debt securities	77	4	—		81

Total	¥3,017,189	¥48,236	¥6,427		¥3,058,998

Note:

(1)	UNBC reclassified collateralized loan obligations (“CLOs”), which totaled ¥111,895 million at fair value, from securities available for sale to securities being held to maturity during the fiscal year ended March 31, 2010. As a result of the reclassification, the unrealized losses as of the date of reclassification remaining in accumulated other changes in equity from nonowner sources in the accompanying consolidated balance sheets was ¥39,915 million before taxes at March 31, 2011 and is not included in the table above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2012:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥48,736,276	¥155,010	¥8,624		¥48,882,662
Japanese prefectural and municipal bonds	173,028	7,750	—		180,778
Foreign governments and official institutions bonds	953,364	18,606	742		971,228
Corporate bonds	2,460,263	68,933	2,639		2,526,557
Residential mortgage-backed securities	1,129,948	14,239	5,602		1,138,585
Commercial mortgage-backed securities	96,502	2,512	684		98,330
Asset-backed securities	503,011	401	891		502,521
Other debt securities	964	—	—		964
Marketable equity securities	2,315,374	1,129,136	5,734		3,438,776

Total	¥56,368,730	¥1,396,587	¥24,916		¥57,740,401

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥590,147	¥4,370	¥—		¥594,517
Japanese prefectural and municipal bonds	3,531	6	—		3,537
Foreign governments and official institutions bonds	626,871	3,691	169		630,393
Corporate bonds	59,857	201	14		60,044
Asset-backed securities	1,104,890	39,447	2,212	(1)	1,142,125
Other debt securities	72	1	—		73

Total	¥2,385,368	¥47,716	¥2,395		¥2,430,689

Note:

(1)	As a result of the reclassification mentioned above, the unrealized losses at the date of reclassification remaining in accumulated other changes in equity from nonowner sources in the accompanying consolidated balance sheets was ¥29,539 million before taxes at March 31, 2012 and is not included in the table above.

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥1,667,220 million and ¥876,333 million, at March 31, 2011 and 2012, respectively, because their fair values were not readily determinable.

At March 31, 2011, the cost-method investments included preferred stock issued by Morgan Stanley of ¥808,266 million. On June 30, 2011, MUFG converted Morgan Stanley’s Series B Preferred Stock into Morgan Stanley’s common stock, and applied the equity method of accounting to the investment in Morgan Stanley’s common stock due to its resulting significant influence over Morgan Stanley. The MUFG Group’s investment in Morgan Stanley’s common stock was included in Other assets as an investment in an equity method investee at March 31, 2012. See Notes 2 and 14 for more information relating to investments in Morgan Stanley.

The remaining balances were investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers and carried at fair value of ¥37,024 million and ¥33,432 million at March 31, 2011 and 2012, respectively. See Note 29 for the methodologies and assumptions used to estimate the fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With respect to cost-method investments of ¥1,119,292 million and ¥302,318 million at March 31, 2011 and 2012, respectively, the MUFG Group has estimated a fair value using commonly accepted valuation models to determine if the investment is impaired in each reporting period. These cost-method investments are primarily comprised of nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future. See Note 29 for the details of these commonly accepted valuation models. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other than temporary.

With respect to cost-method investments of ¥ 547,928 million and ¥574,015 million at March 31, 2011 and 2012, respectively, the MUFG Group performed a test to determine whether any impairment indicator exists with respect to each cost-method investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to conduct the other-than-temporary impairment evaluation. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share in an investee’s net assets to the carrying amount of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit ratings, which are generally updated once a year based on the annual financial statements of issuers. In addition, if an event that could impact the credit rating of an issuer occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of those cost-method investments, which had aggregated costs of ¥515,263 million and ¥570,122 million at March 31, 2011 and 2012, respectively, since it was not practical and the MUFG Group identified no impairment indicators.

Based on its other-than-temporary impairment evaluation, the impairment losses on cost-method investments the MUFG Group recognized were ¥24,751 million for the fiscal year ended March 31, 2010. This impairment loss mainly resulted from impairment of a limited number of companies categorized in the financial institution and transportation industries. For the fiscal years ended March 31, 2011 and 2012, the MUFG Group also recognized impairment losses on cost-method investments of ¥2,882 million and ¥5,829 million, respectively. Each impairment loss did not include any significant impairment losses from specific companies. Those impairment losses were recognized based on those companies’ particular circumstances.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at March 31, 2012 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held-to-maturity		Available for sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥729,168	¥732,666	¥15,218,529
Due from one year to five years	588,159	596,852	29,800,171
Due from five years to ten years	696,287	722,033	5,634,612
Due after ten years	371,754	379,138	3,648,313

Total	¥2,385,368	¥2,430,689	¥54,301,625

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal years ended March 31, 2010, 2011 and 2012, gross realized gains on sales of investment securities available for sale were ¥344,353 million, ¥270,384 million and ¥233,253 million, respectively, and gross realized losses on sales of investment securities available for sale were ¥47,117 million, ¥35,966 million and ¥56,226 million, respectively. In the second half of the fiscal year ended March 31, 2012, the MUFG Group determined that it no longer had the intent to hold a certain security, which had a carrying value of ¥7,856 million, to maturity in response to a significant deterioration in the issuer’s creditworthiness. As a result, the MUFG Group transferred from Securities being held to maturity to Securities available for sale. The MUFG Group sold all amount of such security until March 31, 2012. The realized losses resulting from the sale of the security were ¥691 million in the second half of the fiscal year ended March 31, 2012.

For the fiscal years ended March 31, 2010, 2011 and 2012, losses resulting from impairment of investment securities to reflect the decline in value considered to be other than temporary were ¥117,485 million, ¥139,020 million and ¥195,684 million, respectively, which were included in Investment securities gains—net in the consolidated statements of income. The losses of ¥117,485 million for the fiscal year ended March 31, 2010 included losses of ¥29,822 million from debt securities available for sale mainly classified as corporate bonds and ¥62,912 million from marketable equity securities. The losses of ¥139,020 million for the fiscal year ended March 31, 2011 included losses of ¥20,488 million from debt securities available for sale mainly classified as corporate bonds, and ¥115,650 million from marketable equity securities. The losses of ¥195,684 million for the fiscal year ended March 31, 2012 included losses of ¥13,782 million from debt securities available for sale mainly classified as corporate bonds, and ¥176,073 million from marketable equity securities.

The following tables show the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2011 and 2012 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2011:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥24,169,306	¥95,292	¥998,080	¥16,929	¥25,167,386	¥112,221	136
Japanese prefectural and municipal bonds	10,111	9	—	—	10,111	9	6
Foreign governments and official institutions bonds	96,431	855	524	1	96,955	856	43
Corporate bonds	309,067	2,051	148,667	1,367	457,734	3,418	3,155
Residential mortgage-backed securities	528,791	10,281	32,139	3,012	560,930	13,293	281
Commercial mortgage-backed securities	—	—	22,236	1,276	22,236	1,276	13
Asset-backed securities	16,708	56	35,961	499	52,669	555	23
Marketable equity securities	504,958	56,604	542	146	505,500	56,750	122

Total	¥25,635,372	¥165,148	¥1,238,149	¥23,230	¥26,873,521	¥188,378	3,779

Securities being held to maturity:
Debt securities:
Foreign governments and official institutions bonds	¥191,109	¥1,255	¥47,145	¥1,196	¥238,254	¥2,451	23
Corporate bonds	7,120	46	—	—	7,120	46	4
Asset-backed securities	259,446	3,840	126,948	90	386,394	3,930	247

Total	¥457,675	¥5,141	¥174,093	¥1,286	¥631,768	¥6,427	274

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2012:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥15,976,426	¥3,035	¥794,870	¥5,589	¥16,771,296	¥8,624	65
Foreign governments and official institutions bonds	27,255	674	3,923	68	31,178	742	42
Corporate bonds	273,322	1,709	87,770	930	361,092	2,639	2,077
Residential mortgage-backed securities	128,824	2,071	27,536	3,531	156,360	5,602	162
Commercial mortgage-backed securities	9,683	253	12,664	431	22,347	684	20
Asset-backed securities	9,425	891	—	—	9,425	891	10
Marketable equity securities	102,018	5,570	528	164	102,546	5,734	56

Total	¥16,526,953	¥14,203	¥927,291	¥10,713	¥17,454,244	¥24,916	2,432

Securities being held to maturity:
Debt securities:
Foreign governments and official institutions bonds	¥8,229	¥2	¥60,813	¥167	¥69,042	¥169	5
Corporate bonds	4,104	2	1,388	12	5,492	14	3
Asset-backed securities	220,509	1,964	119,165	248	339,674	2,212	222

Total	¥232,842	¥1,968	¥181,366	¥427	¥414,208	¥2,395	230

The following describes the nature of the MUFG Group’s investments and the conclusions reached on the temporary or other-than-temporary status of the unrealized losses.

Japanese national government and Japanese government agency bonds, Foreign governments and official institutions bonds

As of March 31, 2012, the unrealized losses associated with Japanese national government bonds, Japanese government agency bonds, foreign governments bonds and foreign official institutions bonds are not expected to have any credit losses due to the creditworthiness of sovereign countries and related entities which are guaranteed by the governments, and such unrealized losses are primarily driven by changes in interest rates, not due to credit losses. Therefore, the MUFG Group expects to recover the entire amortized cost basis of these securities and as such has not recorded any impairment losses in the accompanying consolidated statements of income.

Residential and commercial mortgage-backed securities

As of March 31, 2012, the unrealized losses associated with federal agency residential mortgage-backed securities, which are issued by Government-Sponsored Enterprises (“GSE”) of the United States and collateralized by residential mortgage loans, are expected to be primarily driven by changes in interest rates and not due to credit losses. The unrealized losses associated with other non-agency residential and commercial mortgage-backed securities issued by financial institutions with no guarantee from GSEs are expected to be primarily driven by rated investment grade, and with consideration of other factors, such as expected cash flow

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. As such, no impairment was recorded in the accompanying consolidated statements of income.

Asset-backed securities

As of March 31, 2012, the unrealized losses associated with asset-backed securities are primarily related to certain CLOs, which are structured finance products that securitize a diversified pool of loan assets into multiple classes of notes from the cash flows generated by such loans, and pay the note holders through the receipt of interest and principal repayments from the underlying loans. Certain of these CLOs are highly illiquid securities for which fair values are difficult to obtain. Unrealized losses arise from widening credit spreads, credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s opinion of the performance of the fund managers. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment, which is performed when the fair value of a security is lower than its amortized cost. Any security with a change in credit rating is also subject to cash flow analysis to determine whether or not an other-than-temporary impairment exists. The MUFG Group monitored performance of securities and performed expected cash flow analysis, which indicated no observable credit quality issues on such securities at March 31, 2012. As a result, although the fair value of the CLOs portfolio declined during the years ended March 31, 2011 and 2012, no other-than-temporary impairment was recorded in the accompanying consolidated statements of income.

Corporate bonds

As of March 31, 2012, the unrealized losses associated with corporate bonds are primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections using its base assumptions. The key assumptions include probability of default based on credit ratings of the bond issuers and a loss given default.

The following table presents a roll-forward of the credit loss component recognized in earnings. The balance at the beginning of each fiscal year represents the credit loss component for which an other-than-temporary impairment occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairments have occurred. The credit loss component is reduced when the corporate bonds are sold or matured. Additionally, the credit loss component is reduced if the MUFG Group receives or expects to receive cash flows in excess of what the MUFG Group previously expected to receive over the remaining life of the credit impaired debt securities.

	2010	2011	2012
	(in millions)
Balance at beginning of fiscal year	¥40,556	¥36,591	¥35,458

Additions:
Initial credit impairments	24,587	14,087	8,596
Subsequent credit impairments	5,235	6,401	5,186

Reductions:
Securities sold or matured	(33,787)	(21,621)	(19,174)

Balance at end of fiscal year	¥36,591	¥35,458	¥30,066

The cumulative decline in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at March 31, 2011 and 2012 was ¥23,708 million and ¥18,334 million, respectively. Of which, the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

credit loss component recognized in earnings was ¥35,458 million and ¥30,066 million, and the remaining amount related to all other factors recognized in accumulated other changes in equity from nonowner sources before taxes was ¥11,750 million and ¥11,732 million at March 31, 2011 and 2012, respectively.

Marketable equity securities

The MUFG Group determines whether unrealized losses on marketable equity securities are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other than temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic factors and the issuers’ performance. The MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other-than-temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

At March 31, 2012, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above, since the MUFG Group primarily makes these investments for strategic purposes to maintain long-term relationships with its customers.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2011 and 2012, by domicile and type of industry of borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	2011	2012
	(in millions)
Domestic:
Manufacturing	¥11,248,033	¥11,451,720
Construction	1,280,899	1,155,926
Real estate	11,660,798	11,035,029
Services	3,417,689	3,239,688
Wholesale and retail	8,443,580	8,492,234
Banks and other financial institutions(1)	3,421,419	3,511,055
Communication and information services	1,249,272	1,284,585
Other industries	8,410,092	10,390,191
Consumer	18,420,864	17,636,553

Total domestic	67,552,646	68,196,981

Foreign:
Governments and official institutions	516,637	554,933
Banks and other financial institutions(1)	3,565,502	4,722,587
Commercial and industrial	13,116,390	15,675,995
Other	2,853,671	3,238,830

Total foreign	20,052,200	24,192,345

Unearned income, unamortized premiums—net and deferred loan fees—net	(102,871)	(91,083)

Total(2)	¥87,501,975	¥92,298,243

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥65,162 million and ¥46,634 million at March 31, 2011 and 2012, respectively, which are carried at the lower of cost or estimated fair value.

Nonaccrual and restructured loans were ¥2,008,729 million and ¥2,112,964 million at March 31, 2011 and 2012, respectively. Had interest on these loans been accrued pursuant to the original terms, gross interest income on such loans for the fiscal years ended March 31, 2011 and 2012 would have been approximately ¥101.1 billion and ¥93.8 billion, respectively, of which approximately ¥46.0 billion and ¥44.8 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of income. Accruing loans contractually past due 90 days or more were ¥55,748 million and ¥65,577 million at March 31, 2011 and 2012, respectively.

The MUFG Group provided commitments to extend credit to customers with restructured loans. The amounts of such commitments were ¥13,796 million and ¥15,729 million at March 31, 2011 and 2012, respectively. See Note 22 for further discussion of commitments to extend credit.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonaccrual Loans

The nonaccrual status of loans by class at March 31, 2011 and 2012 is shown below:

	2011	2012
	(in millions)
Commercial
Domestic	¥686,084	¥808,757
Manufacturing	137,275	199,608
Construction	48,338	39,959
Real estate	128,282	104,690
Services	74,234	84,753
Wholesale and retail	171,870	237,380
Banks and other financial institutions	7,238	7,802
Communication and information services	32,978	33,233
Other industries	36,163	47,931
Consumer	49,706	53,401
Foreign-excluding UNBC	102,869	69,361
Residential	129,777	122,270
Card	141,445	113,450
UNBC	78,623	49,651

Total(1)	¥1,138,798	¥1,163,489

Note:

(1)	The above table does not include loans held for sale of ¥548 million and nil at March 31, 2011 and 2012, respectively, and loans acquired with deteriorated credit quality of ¥29,833 million and ¥26,346 million at March 31, 2011 and 2012, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. The following table shows information about impaired loans by class at March 31, 2011:

	Recorded Loan Balance
At March 31, 2011:	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total	Unpaid Principal Balance	Related Allowance
	(in millions)
Commercial
Domestic	¥943,041	¥265,039	¥1,208,080	¥1,282,887	¥521,797
Manufacturing	257,443	45,046	302,489	311,359	139,522
Construction	51,092	22,244	73,336	78,027	31,626
Real estate	118,840	64,139	182,979	207,373	56,099
Services	136,659	36,066	172,725	186,939	68,946
Wholesale and retail	235,655	49,312	284,967	295,069	144,049
Banks and other financial institutions	3,592	6,266	9,858	11,993	1,658
Communication and information services	45,353	12,572	57,925	59,482	26,416
Other industries	43,028	8,246	51,274	51,981	30,931
Consumer	51,379	21,148	72,527	80,664	22,550
Foreign-excluding UNBC	132,442	1,157	133,599	134,294	66,066
Loans acquired with deteriorated credit quality	37,125	147	37,272	60,799	11,826
Residential	277,704	29,527	307,231	393,742	87,450
Card	149,953	1,766	151,719	173,568	46,963
UNBC	51,530	3,667	55,197	68,452	9,793

Total(2)	¥1,591,795	¥301,303	¥1,893,098	¥2,113,742	¥743,895

Notes:

(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥4,726 million.

The average recorded investments in impaired loans were approximately ¥1,717 billion and ¥1,866 billion, respectively, for the fiscal years ended March 31, 2010 and 2011.

For the fiscal years ended March 31, 2010 and 2011, the MUFG Group recognized interest income of approximately ¥33.4 billion and ¥42.0 billion, respectively, on impaired loans.

Interest income on nonaccrual loans for all classes was recognized on a cash basis when ultimate collectibility of principal was certain. Otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows information about impaired loans by class at March 31, 2012 and average recorded loan balance and recognized interest income on impaired loans for the fiscal year ended March 31, 2012:

	At March 31, 2012					Fiscal year ended March 31, 2012
	Recorded Loan Balance
	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total	Unpaid Principal Balance	Related Allowance	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥1,045,342	¥279,330	¥1,324,672	¥1,387,029	¥616,769	¥1,270,856	¥21,356
Manufacturing	302,210	56,268	358,478	376,393	187,081	333,409	5,656
Construction	33,802	22,034	55,836	60,498	19,986	63,215	1,370
Real estate	112,357	50,982	163,339	176,520	52,165	173,739	2,476
Services	140,228	36,378	176,606	182,044	74,707	176,047	3,203
Wholesale and retail	299,637	69,051	368,688	375,464	192,671	326,440	5,239
Banks and other financial institutions	9,418	253	9,671	11,777	2,314	9,812	85
Communication and information services	39,077	12,534	51,611	54,063	23,278	55,387	1,152
Other industries	54,183	8,918	63,101	63,336	40,484	57,612	927
Consumer	54,430	22,912	77,342	86,934	24,083	75,195	1,248
Foreign-excluding UNBC	154,249	177	154,426	155,433	89,049	138,900	1,016
Loans acquired with deteriorated credit quality	34,472	78	34,550	56,054	10,704	35,307	1,983
Residential	303,449	23,513	326,962	406,740	102,892	318,512	6,549
Card	145,123	1,666	146,789	164,659	47,418	149,255	6,972
UNBC	29,554	14,915	44,469	49,974	5,321	45,297	1,354

Total	¥1,712,189	¥319,679	¥2,031,868	¥2,219,889	¥872,153	¥1,958,127	¥39,230

Note:

(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2011 and 2012 are shown below:

At March 31, 2011:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥45,354,265	¥4,357,196	¥686,431	¥50,397,892
Manufacturing	9,957,029	1,141,101	137,275	11,235,405
Construction	1,007,788	223,791	48,306	1,279,885
Real estate	9,793,308	1,023,691	128,401	10,945,400
Services	2,878,813	445,863	74,234	3,398,910
Wholesale and retail	7,411,408	829,277	171,870	8,412,555
Banks and other financial institutions	3,110,731	298,554	7,238	3,416,523
Communication and information services	1,074,367	140,614	32,978	1,247,959
Other industries	8,210,660	156,090	36,163	8,402,913
Consumer	1,910,161	98,215	49,966	2,058,342
Foreign-excluding UNBC	14,992,355	1,006,010	39,490	16,037,855
Loans acquired with deteriorated credit quality	41,144	56,201	22,119	119,464

Total	¥60,387,764	¥5,419,407	¥748,040	¥66,555,211

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥16,015,242	¥134,773	¥16,150,015
Card	¥727,880	¥144,163	¥872,043

	Risk Ratings Based on the Number of Delinquencies		Risk Ratings Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Criticized	Total(1)(2)
	(in millions)
UNBC	¥1,715,853	¥21,595	¥1,767,355	¥275,762	¥3,780,565

Notes:

(1)	Total loans in the above table do not include loans held for sale.
(2)	Total loans of UNBC do not include FDIC covered loans and small business loans which are not individually rated totaling ¥181,850 million. See Note 2 for more information on FDIC covered loans.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2012:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥46,609,922	¥4,324,321	¥808,836	¥51,743,079
Manufacturing	10,139,970	1,100,059	199,608	11,439,637
Construction	901,366	213,648	39,928	1,154,942
Real estate	9,366,628	972,220	104,757	10,443,605
Services	2,713,378	425,694	84,753	3,223,825
Wholesale and retail	7,434,212	788,769	237,380	8,460,361
Banks and other financial institutions	3,065,589	433,192	7,803	3,506,584
Communication and information services	1,137,182	113,561	33,233	1,283,976
Other industries	10,185,274	152,041	47,964	10,385,279
Consumer	1,666,323	125,137	53,410	1,844,870
Foreign-excluding UNBC	18,779,012	1,099,549	65,715	19,944,276
Loans acquired with deteriorated credit quality	32,714	54,863	21,057	108,634

Total	¥65,421,648	¥5,478,733	¥895,608	¥71,795,989

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥15,461,203	¥125,715	¥15,586,918
Card	¥642,578	¥115,295	¥757,873

	Risk Ratings Based on the Number of Delinquencies		Risk Ratings Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Criticized	Total(1)(2)
	(in millions)
UNBC	¥1,784,444	¥24,022	¥2,083,976	¥149,261	¥4,041,703

Notes:

(1)	Total loans in the above table do not include loans held for sale.
(2)	Total loans of UNBC do not include FDIC covered loans and small business loans which are not individually rated totaling ¥160,209 million. See Note 2 for more information on FDIC covered loans.

The MUFG Group categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on the MUFG Group’s internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, the MUFG Group evaluates the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, the MUFG Group also conducts assessment on the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15). Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues.

Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans have been deemed restructured loans or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to Become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Past Due Analysis

Age analysis of past due loans by class at March 31, 2011 and 2012 are shown below:

At March 31, 2011:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥55,100	¥98,225	¥153,325	¥50,244,567	¥50,397,892	¥8,640
Manufacturing	10,355	9,485	19,840	11,215,565	11,235,405	30
Construction	6,346	4,456	10,802	1,269,083	1,279,885	42
Real estate	6,365	37,688	44,053	10,901,347	10,945,400	3,182
Services	6,505	10,317	16,822	3,382,088	3,398,910	457
Wholesale and retail	11,774	11,921	23,695	8,388,860	8,412,555	116
Banks and other financial institutions	24	6,213	6,237	3,410,286	3,416,523	6
Communication and information services	5,814	5,047	10,861	1,237,098	1,247,959	15
Other industries	1,487	4,496	5,983	8,396,930	8,402,913	4
Consumer	6,430	8,602	15,032	2,043,310	2,058,342	4,788
Foreign-excluding UNBC	1,068	74,054	75,122	15,962,733	16,037,855	—
Residential	93,200	55,485	148,685	15,978,909	16,127,594	46,265
Card	34,107	79,196	113,303	742,264	855,567	—
UNBC	24,610	27,951	52,561	3,786,856	3,839,417	163

Total	¥208,085	¥334,911	¥542,996	¥86,715,329	¥87,258,325	¥55,068

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
(2)	Total loans of UNBC do not include ¥9,450 million of FDIC covered loans which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality. See Note 2 for more information on FDIC covered loans.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2012:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥36,474	¥68,428	¥104,902	¥51,638,177	¥51,743,079	¥8,064
Manufacturing	3,874	7,776	11,650	11,427,987	11,439,637	19
Construction	1,856	2,474	4,330	1,150,612	1,154,942	63
Real estate	6,551	16,413	22,964	10,420,641	10,443,605	2,735
Services	3,739	4,731	8,470	3,215,355	3,223,825	200
Wholesale and retail	10,225	10,246	20,471	8,439,890	8,460,361	71
Banks and other financial institutions	8	179	187	3,506,397	3,506,584	—
Communication and information services	4,718	5,939	10,657	1,273,319	1,283,976	15
Other industries	156	9,644	9,800	10,375,479	10,385,279	8
Consumer	5,347	11,026	16,373	1,828,497	1,844,870	4,953
Foreign-excluding UNBC	2,459	26,606	29,065	19,915,211	19,944,276	—
Residential	91,609	57,871	149,480	15,417,904	15,567,384	56,522
Card	29,751	46,695	76,446	666,978	743,424	—
UNBC	29,697	23,011	52,708	4,075,429	4,128,137	77

Total	¥189,990	¥222,611	¥412,601	¥91,713,699	¥92,126,300	¥64,663

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
(2)	Total loans of UNBC do not include ¥3,690 million of FDIC covered loans which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality. See Note 2 for more information on FDIC covered loans.

Allowance for Credit Losses

Changes in the allowance for credit losses for the fiscal years ended March 31, 2010 and 2011 are shown below:

	2010	2011
	(in millions)
Balance at beginning of fiscal year	¥1,156,638	¥1,315,615
Provision for credit losses	647,793	292,035
Charge-offs	520,772	385,770
Less—Recoveries	52,372	43,670

Net charge-offs	468,400	342,100
Others(1)	(20,416)	(25,094)

Balance at end of fiscal year	¥1,315,615	¥1,240,456

Note:

(1)	Others principally include losses (gains) from foreign exchange translation. In addition, for the fiscal year ended March 31, 2010, others include adjustments related to restructuring of business operations.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2011 are shown below:

At March 31, 2011:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Balance at end of fiscal year:
Individually evaluated for impairment	¥587,863	¥86,514	¥46,963	¥9,793	¥731,133
Collectively evaluated for impairment	277,130	76,734	35,265	85,209	474,338
Loans acquired with deteriorated credit quality	30,618	1,967	379	2,021	34,985

Allowance for credit losses total	¥895,611	¥165,215	¥82,607	¥97,023	¥1,240,456

Loans:
Balance at end of fiscal year:
Individually evaluated for impairment	¥1,341,679	¥300,756	¥150,716	¥55,197	¥1,848,348
Collectively evaluated for impairment	65,094,068	15,826,839	704,851	3,793,669	85,419,427
Loans acquired with deteriorated credit quality	119,464	22,420	16,476	113,549	271,909

Total loans(1)	¥66,555,211	¥16,150,015	¥872,043	¥3,962,415	¥87,539,684

Note:

(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the allowance for credit losses by portfolio segment for the fiscal year ended March 31, 2012 and recorded investment in loans by portfolio segment at March 31, 2012 are shown below:

Fiscal year ended March 31, 2012:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year:	¥895,611	¥165,215	¥82,607	¥97,023	¥1,240,456
Provision for credit losses	181,449	29,481	27,883	(15,004)	223,809
Charge-offs	126,157	23,075	43,073	24,494	216,799
Recoveries	36,043	216	1,486	5,684	43,429

Net charge-offs	90,114	22,859	41,587	18,810	173,370
Others(2)	(2,638)	—	—	(2,750)	(5,388)

Balance at end of fiscal year:
Individually evaluated for impairment	¥705,818	¥101,773	¥47,418	¥5,321	¥860,330
Collectively evaluated for impairment	245,916	67,855	21,158	53,857	388,786
Loans acquired with deteriorated credit quality	32,574	2,209	327	1,281	36,391

Allowance for credit losses total	¥984,308	¥171,837	¥68,903	¥60,459	¥1,285,507

Loans:
Balance at end of fiscal year:
Individually evaluated for impairment	¥1,479,098	¥321,074	¥145,805	¥44,469	¥1,990,446
Collectively evaluated for impairment	70,208,257	15,246,310	597,619	4,087,358	90,139,544
Loans acquired with deteriorated credit quality	108,634	19,534	14,449	70,085	212,702

Total loans(1)	¥71,795,989	¥15,586,918	¥757,873	¥4,201,912	¥92,342,692

Notes:

(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Others principally include gains from foreign exchange translation.

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease in the allowance for credit losses due to loan disposal activity amounting to ¥6.8 billion, ¥0.6 billion and ¥1.2 billion for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

The MUFG Group sold ¥706 billion of commercial loans during the fiscal year ended March 31, 2012.

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

	2011	2012
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥341,843	¥29,483
Cash flows expected to be collected at acquisitions	181,663	2,854
Fair value of loans at acquisition	152,263	2,854
Accretable yield for loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance at beginning of fiscal year	¥60,925	¥84,728
Additions	29,401	—
Accretion	(27,321)	(34,373)
Disposals	—	—
Reclassifications from nonaccretable difference	23,184	37,793
Foreign currency translation adjustments	(1,461)	(1,271)

Balance at end of fiscal year	¥84,728	¥86,877

Loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Outstanding balance at beginning of fiscal year	¥522,015	¥662,369
Outstanding balance at end of fiscal year	662,369	493,111
Carrying amount at beginning of fiscal year	188,719	271,909
Carrying amount at end of fiscal year	271,909	212,702
Nonaccruing loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Carrying amount at acquisition date during fiscal year	¥760	¥2,854
Carrying amount at end of fiscal year	29,833	26,346
Provisions within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance of allowance for loan losses at beginning of fiscal year	¥25,906	¥34,985
Additional provisions during fiscal year	13,516	5,620
Reductions of allowance during fiscal year	2,202	1,658
Balance of allowance for loan losses at end of fiscal year	34,985	36,391

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2011 and 2012, the components of the investment in direct financing leases were as follows:

	2011	2012
	(in millions)
Minimum lease payments receivable	¥638,287	¥565,967
Estimated residual values of leased property	26,713	17,653
Less—unearned income	(59,333)	(43,840)

Net investment in direct financing leases	¥605,667	¥539,780

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2012 were as follows:

Direct financing leases
(in millions)
Fiscal year ending March 31:
2013	¥190,504
2014	147,013
2015	96,016
2016	58,641
2017	26,999
2018 and thereafter	46,794

Total minimum lease payment receivables	¥565,967

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

Financial institutions, including the MUFG Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the MUFG Group made loans of ¥407,078 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, mature in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. On October 1, 2005, the MUFG Group acquired, at fair value, loans of the UFJ Holdings Group to HLAC in connection with the merger with UFJ Holdings. During the fiscal years ended March 31, 2011 and 2012, certain of these loans were repaid before maturity. At March 31, 2011 and 2012, outstanding loans to RCC were ¥169,559 million and nil, respectively.

Under this restructuring program, a Financial Stabilization Fund (the “Special Fund”) was established within the DIC, and the Bank of Japan and other financial institutions established another fund (the “New Fund”). These funds are principally invested in Japanese government bonds. The MUFG Group made non-interest-earning deposits of ¥176,089 million with the Special Fund and the New Fund in the fiscal year ended March 31, 1997, and expected all collection activities to be completed by December 2011, after 15 years of collection activities of the Jusen loans by RCC.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As the end of RCC’s operations was approaching, the amount of the loss (so-called “stage two loss”), which might have ultimately been incurred through the collection activities, had been becoming clearer. In May 2011, the Japanese Diet enacted a law to partially revise the Deposit Insurance Law. Although it has already been decided that the loss should be shared equally between the Japanese government and private financial institutions, the revised law clarified the details of how the Japanese government will absorb the half of the loss. On the other hand, the second half of the loss, which has to be absorbed by private financial institutions, would be covered by the investment income earned by the Special Fund during the 15 years. However, if the loss exceeds the total of investment income earned by the Special Fund, such an excess loss would be covered by the deposits with the Special Fund. As a possibility of such an excess loss became higher, the MUFG Group recognized impairment losses for the deposits with the Special Fund of ¥22,705 million, which are included in Other non-interest expenses, for the fiscal year ended March 31, 2011.

The deposit balances with the New Fund and the Special Fund as of March 31, 2011 and 2012, which are included in Other assets, were ¥362,695 million and ¥204,956 million, respectively, reflecting a present value discount and subsequent accretion of the discount during the period until the expected maturity date.

In September 2011, the deposits of ¥161,435 million with the New Fund were fully collected according to their terms. In December 2011, the Policy Board Meeting of DIC announced a decision that it would return the Special Fund in full by the end of June 2012.

Subsequent to March 31, 2012, in June 2012, deposits of ¥204,956 million with the Special Fund, were fully collected according to the decision made in December 2011.

Sales of Loans

The MUFG Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of its business. In order to improve its loan quality, BTMU and MUTB actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third parties without any continuing involvement. Management of BTMU and MUTB generally approves disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. The net gains on the sales of loans were ¥17,764 million, ¥10,382 million and ¥16,256 million for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

Loan Securitization

During the fiscal year ended March 31, 2009, the MUFG Group securitized commercial loans without recourse to a special purpose entity which was accounted for as a trust. The MUFG Group’s retained interests consisted of senior beneficial interests which were recorded as investment securities. The subordinated beneficial interests were sold and the gains or losses recognized were not material. The MUFG Group had no significant securitization transactions accounted for as sales for the fiscal years ended March 31, 2010, 2011 and 2012.

The initial fair value of the senior beneficial interests at the date of the securitization was estimated based on the present value of future expected cash flows using inputs which are observable for the asset or liability either directly or indirectly. The key inputs and assumptions used in measuring the initial fair value were one month forward rates and anticipated credit spreads. A possibility of prepayment was not considered in measuring fair value because it was not assumed to occur for commercial loans.

The carrying amount of the investment securities was allocated between the senior beneficial interests and the subordinated beneficial interests based on their relative fair values at the date of the securitization. The senior

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

beneficial interests are carried at their fair values, and the unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized. The fair value of the senior beneficial interests was ¥22,032 million and ¥12,133 million at March 31, 2011 and 2012, respectively. The purpose of the special purpose entity is to hold and manage only loans without recourse. The following table reflects principal amounts related to assets and liabilities of the special purpose entity at March 31, 2011 and 2012:

	2011	2012
	(in millions)
Principal amounts of commercial loans in trusts	¥25,638	¥15,165

Senior beneficial interests retained by the MUFG Group	¥22,854	¥12,559
Subordinated beneficial interests sold to investors	2,784	2,606

Total beneficial interests	¥25,638	¥15,165

The MUFG Group provides servicing for beneficial interests in the securitized loans. However, no servicing assets or liabilities were recorded as a result of this transaction since the MUFG Group received adequate compensation. The MUFG Group has never provided contractual or noncontractual financial support to the special purpose entity or subordinated beneficial interests holders during or before the present period. Also, there were no liquidity arrangements, guarantees or other commitments provided by third parties related to the transferred financial assets. At March 31, 2011 and 2012, key economic assumptions used in measuring the fair value of the senior beneficial interests were as follows:

	2011	2012
One month forward rate	(0.22) - 0.79%	(0.28) - 0.78%
Credit spread	2.80 - 7.20%	2.49 - 7.16%

At March 31, 2011 and 2012, the sensitivities of the fair value of the senior beneficial interests to an immediate adverse change of 10 basis points (“bp”) and 20bp, and 10% and 20% were as follows:

	2011	2012
One month forward rate:
Impact of 10bp adverse change	99.85 - 99.92%	99.86 - 99.88%
Impact of 20bp adverse change	99.70 - 99.84%	99.72 - 99.77%
Credit spread:
Impact of 10% adverse change	99.02 - 99.79%	99.15 - 99.71%
Impact of 20% adverse change	98.04 - 99.57%	98.30 - 99.42%

The sensitivities are hypothetical. In this table, the effect of a variation in a particular assumption on the fair value of the senior beneficial interests was calculated without changing any other assumptions; in reality, changes could be correlated and changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The table below summarizes certain cash flows between the MUFG Group and the special purpose entity for the fiscal years ended March 31, 2011 and 2012:

	2011	2012
	(in millions)
Cash flows from collections received on senior beneficial interests	¥17,937	¥10,295
Cash flows from dividends on senior beneficial interests	209	119
Servicing fees collected	4	2

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no other loans that were managed with the securitized loans, and both the transferred assets and the retained assets had no delinquencies at March 31, 2011 and 2012. No credit losses were incurred from those loans for the fiscal years ended March 31, 2011 and 2012.

Related Party Loans

In some cases, the banking subsidiaries of MUFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2011 and 2012, outstanding loans to such related parties were not material.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2010, 2011 and 2012, there were no loans to related parties that were charged-off. Additionally, at March 31, 2010, 2011, and 2012, there were no loans to related parties that were impaired.

5.    PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2011 and 2012 consisted of the following:

	2011	2012
	(in millions)
Land	¥391,602	¥381,977
Buildings	694,384	708,223
Equipment and furniture	667,073	687,228
Leasehold improvements	225,407	233,123
Construction in progress	15,007	19,330

Total	1,993,473	2,029,881
Less accumulated depreciation	1,030,925	1,042,407

Premises and equipment-net	¥962,548	¥987,474

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥66,006 million and ¥45,883 million at March 31, 2011 and 2012, respectively. Accumulated depreciation on such capitalized leases at March 31, 2011 and 2012 amounted to ¥52,223 million and ¥31,090 million, respectively.

BTMU has entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for its business operations, including bank branches. BTMU either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, BTMU was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the consolidated balance sheets and depreciated. The financing obligation at March 31, 2011 and 2012 was ¥50,875 million and ¥48,500 million, respectively.

For the fiscal years ended March 31, 2010, 2011 and 2012, the MUFG Group recognized ¥9,198 million, ¥11,332 million and ¥10,913 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥1,350 million, ¥199 million and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

¥5,209 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

6.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the changes in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2011 and 2012:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Total
				Other than UNBC	UNBC	Total
	(in millions)
Balance at March 31, 2010:
Goodwill	840,055	885,234	22,527	152,203	219,735	371,938	2,300	2,122,054
Accumulated impairment losses	(840,055)	(885,234)	(14,735)	(532)	—	(532)	—	(1,740,556)

	¥—	¥—	¥7,792	¥151,671	¥219,735	¥371,406	¥2,300	¥381,498

Goodwill acquired during the fiscal year(2)	—	—	—	—	8,068	8,068	—	8,068
Foreign currency translation adjustments and other	—	—	—	—	(26,174)	(26,174)	—	(26,174)

Balance at March 31, 2011:
Goodwill	840,055	885,234	22,527	152,203	201,629	353,832	2,300	2,103,948
Accumulated impairment losses	(840,055)	(885,234)	(14,735)	(532)	—	(532)	—	(1,740,556)

	¥—	¥—	¥7,792	¥151,671	¥201,629	¥353,300	¥2,300	¥363,392
Foreign currency translation adjustments and other	—	—	—	—	(9,109)	(9,109)	—	(9,109)

Balance at March 31, 2012:
Goodwill	840,055	885,234	22,527	152,203	192,520	344,723	2,300	2,094,839
Accumulated impairment losses	(840,055)	(885,234)	(14,735)	(532)	—	(532)	—	(1,740,556)

	¥—	¥—	¥7,792	¥151,671	¥192,520	¥344,191	¥2,300	¥354,283

Notes:

(1)	See Note 27 for the business segment information of the MUFG Group.
(2)	See Note 2 for the goodwill acquired in connection with various acquisitions.

A goodwill impairment loss of ¥461 million was recognized for the fiscal year ended March 31, 2010. There were no impairment losses recognized for the fiscal years ended March 31, 2011 and 2012. The reporting unit for which an impairment loss was recognized is as follows:

Business Segment	Reporting Unit	Impairment loss
		2010
		(in millions)
Integrated Corporate Banking Business Group	BTMU-Corporate	¥461

		¥461

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of the reporting unit noted above was estimated using the present value of expected future cash flows.

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2011 and 2012:

	2011			2012
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥1,374,334	¥839,872	¥534,462	¥1,486,013	¥959,829	¥526,184
Core deposit intangibles	632,533	377,325	255,208	629,933	418,315	211,618
Customer relationships	207,670	113,435	94,235	231,209	125,260	105,949
Trade names	51,579	10,209	41,370	51,249	12,261	38,988
Other	4,173	2,648	1,525	4,263	2,805	1,458

Total	¥2,270,289	¥1,343,489	926,800	¥2,402,667	¥1,518,470	884,197

Intangible assets not subject to amortization:
Indefinite-lived customer relationships			42,224			—
Indefinite-lived trade names			4,459			3,037
Other			18,038			9,249

Total			64,721			12,286

Total			¥991,521			¥896,483

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2011 amounted to ¥153,887 million, which primarily consisted of ¥151,992 million of software. The weighted average amortization period for these assets is 6 years. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2011 amounted to ¥332 million.

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2012 amounted to ¥163,961 million, which primarily consisted of ¥163,060 million of software. The weighted average amortization period for these assets is 5 years. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2012 amounted to ¥545 million.

For the fiscal years ended March 31, 2010, 2011 and 2012, the MUFG Group recognized ¥12,400 million, ¥26,566 million and ¥30,986 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.

The impairment loss for the fiscal year ended March 31, 2010 included a loss of ¥9,239 million relating to the contractual rights of a business alliance, which was reported under the Integrated Retail Banking Business

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The impairment loss for the fiscal year ended March 31, 2011 included a loss of ¥19,267 million relating to customer relationships under the Integrated Trust Assets Business Group and a loss of ¥6,226 million relating to the contractual rights of a business alliance reported under the Integrated Retail Banking Business Group. These intangible assets were not subject to amortization. The intangible assets were valued based on discounted expected future cash flows. Estimated future cash flows of the above customer relationships were revised downwards due to the global financial environment where low interest rates were expected to continue, and the appreciation of Japanese yen against major currencies, and its adverse impact to the growth prospect of trust assets. The estimated future cash flows of the above contractual rights were revised downwards due to the severe environment of the credit card business. Accordingly, the MUFG Group reevaluated the intangible assets and recognized impairment losses.

The impairment loss for the fiscal year ended March 31, 2012 included a loss of ¥8,334 million relating to the contractual rights of a business alliance reported under the Integrated Retail Banking Business Group, which were not subject to amortization, and a loss of ¥18,554 million relating to the customer relationships from fund contracts under the Integrated Trust Assets Business Group, which were reclassified from intangible assets not subject to amortization to those subject to amortization at September 30, 2011. The intangible assets were valued based on discounted expected future cash flows. The MUFG Group incorporated the recent further deteriorated business environment of the credit card business into its future cash flows projection of the above contractual rights. Also, the estimated future cash flows of the above customer relationships from fund contracts were revised downward due to the recent global financial market instability and its adverse impact on the expected growth prospects of trust assets. Accordingly, the MUFG Group reevaluated the intangible assets and recognized impairment losses. In relation to the estimate of useful lives of the customer relationships, see Note 1 “Change in Accounting Estimates” section for the details.

Also, for the fiscal year ended March 31, 2011, the MUFG Group recognized a loss of ¥16,370 million in Other non-interest expenses in the consolidated statements of income from the disposal of software for internal use due to a suspension of the system integration project by one of MUFG’s subsidiaries.

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2013	¥206,774
2014	164,765
2015	130,556
2016	102,121
2017	75,527

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    INCOME TAXES

The detail of current and deferred income tax expense for the fiscal years ended March 31, 2010, 2011 and 2012 were as follows:

	2010	2011	2012
	(in millions)
Current:
Domestic	¥36,993	¥52,982	¥156,764
Foreign	53,659	70,292	79,313

Total	90,652	123,274	236,077

Deferred:
Domestic	304,054	293,450	171,889
Foreign	18,399	16,901	21,225

Total	322,453	310,351	193,114

Income tax expense	413,105	433,625	429,191
Income tax expense (benefit) reported in equity relating to:
Investment securities	344,757	(185,069)	116,997
Derivatives qualifying for cash flow hedges	(3,295)	(2,250)	235
Pension liability adjustments	157,720	(69,139)	(66,573)
Foreign currency translation adjustments	1,085	(2,032)	13,230

Total	500,267	(258,490)	63,889

Total	¥913,372	¥175,135	¥493,080

On November 30, 2011, the Japanese Diet enacted two tax related laws: “Amendment to the 2011 Tax Reform” and “Special Measures to Secure the Financial Resources to Implement the Restoration from The Great East Japan Earthquake.” The changes under the new laws include a limitation on the use of net operating loss carryforwards to 80% of taxable income, a two-year increase in the carryforward period of certain net operating loss carryforwards to a nine-year period, and an approximately 5% reduction in the effective statutory rate of corporate income tax from 40.6% to 35.6%. While the reduction in the effective statutory rate was effective for fiscal years beginning on or after April 1, 2012, a temporary surtax levied on corporate income taxes to fund the earthquake recovery efforts caused the effective statutory rate of corporate income tax to be approximately 38.0% for the three year period between April 1, 2012 and March 31, 2015. The change in tax laws resulted in an increase of ¥77,997 million in income tax expense for the fiscal year ended March 31, 2012.

Reconciliation of Effective Income Tax Rate

Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 40.6% for the fiscal years ended March 31, 2010, 2011 and 2012. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2010, 2011 and 2012 are as follows:

	2010	2011	2012
Combined normal effective statutory tax rate	40.6%	40.6%	40.6%
Nondeductible expenses	0.2	0.3	0.2
Dividends from foreign subsidiaries	0.0	0.1	0.1
Foreign tax credit and payments	0.7	3.3	(2.1)
Lower tax rates applicable to income of subsidiaries	(0.7)	(0.6)	(0.5)
Change in valuation allowance	(5.8)	10.6	2.3
Realization of previously unrecognized tax effects of subsidiaries	(0.9)	(3.7)	0.0
Nontaxable dividends received	(0.1)	(2.7)	(3.4)
Undistributed earnings of subsidiaries	(1.6)	(1.5)	0.2
Tax and interest expense for uncertainty in income taxes	0.6	0.2	0.1
Expiration of loss carryforward	0.2	6.4	4.8
Effect of changes in tax laws	—	—	9.1
Other—net	(1.3)	(0.2)	(0.9)

Effective income tax rate	31.9%	52.8%	50.5%

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2011 and 2012 were as follows:

	2011	2012
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥887,531	¥759,199
Operating loss carryforwards	259,183	186,800
Loans	2,785	9,031
Accrued liabilities and other	438,045	461,323
Premises and equipment, including sale-and-leaseback transactions	126,905	112,185
Derivative financial instruments	67,312	67,752
Investment securities (including trading account assets at fair value under fair value option)	209,673	—
Accrued severance indemnities and pension plans	169,349	206,329
Valuation allowance	(728,347)	(644,701)

Total deferred tax assets	1,432,436	1,157,918

Deferred tax liabilities:
Investment securities (including trading account assets at fair value under fair value option)	—	37,876
Intangible assets	164,291	123,027
Lease transactions	51,239	48,124
Other	50,418	39,509

Total deferred tax liabilities	265,948	248,536

Net deferred tax assets	¥1,166,488	¥909,382

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance was provided primarily against deferred tax assets recorded at MUFG and its subsidiaries with operating loss carryforwards. The amount of valuation allowance is determined based on future reversals of existing taxable temporary differences and future taxable income exclusive of reversing temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2011 and 2012 to the extent that it is more likely than not that they will not be realized.

Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2011 and 2012, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥26,378 million and ¥26,637 million, respectively. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither plans nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.

Operating Loss and Tax Credit Carryforwards

At March 31, 2012, the MUFG Group had operating loss carryforwards for corporate tax of ¥519,777 million and tax credit carryforwards of ¥1,324 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2013	¥178,010	¥—
2014	27,904	—
2015	11,567	—
2016	—	—
2017	—	—
2018	37,574	103
2019 and thereafter	245,367	1,221
No definite expiration date	19,355	—

Total	¥519,777	¥1,324

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Uncertainty in Income Tax

The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2010, 2011 and 2012:

	2010	2011	2012
	(in millions)
Balance at beginning of fiscal year	¥72,857	¥75,479	¥61,297
Gross amount of increases for current year’s tax positions	2,771	406	455
Gross amount of decreases for current year’s tax positions	—	(1,482)	(339)
Gross amount of increases for prior years’ tax positions	15,208	9,113	2,887
Gross amount of decreases for prior years’ tax positions	(5,506)	(8,698)	(312)
Net amount of changes relating to settlements with tax authorities	(6,695)	(4,434)	(2,515)
Decreases due to lapse of applicable statutes of limitations	(1,281)	(1,479)	(1,123)
Foreign exchange translation	(1,875)	(7,608)	(1,762)

Balance at end of fiscal year	¥75,479	¥61,297	¥58,588

The total amount of unrecognized tax benefits at March 31, 2010, 2011 and 2012 that, if recognized, would affect the effective tax rate are ¥27,192 million, ¥24,639 million and ¥9,170 million, respectively. The remainder of the uncertain tax positions have offsetting amounts in other jurisdictions or are temporary differences.

The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense. Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the consolidated financial statements for the fiscal years ended March 31, 2010, 2011 and 2012:

	2010	2011	2012
	(in millions)
Balance at beginning of fiscal year	¥5,842	¥7,273	¥7,033
Total interest and penalties in the consolidated statements of income	4,490	585	27
Total cash settlements and foreign exchange translation	(3,059)	(825)	(126)

Balance at end of fiscal year	¥7,273	¥7,033	¥6,934

The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2011 and forward
United States—Federal	2007 and forward
United States—California	2005 and forward
United States—New York	2001 and forward
United States—New York City	2001 and forward

The MUFG Group is currently under continuous examinations by the tax authorities in various domestic and foreign jurisdictions and many of these examinations are resolved every year. It is reasonably possible that the unrecognized tax benefits will decrease by approximately ¥16.6 billion during the next twelve months, since resolved items will be removed from the balance whether their resolution results in payment or recognition.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income (loss) before Income Tax Expense

Income (loss) before income tax expense by jurisdiction for the fiscal years ended March 31, 2010, 2011 and 2012 was as follows:

	2010	2011	2012
	(in millions)
Domestic income	¥870,192	¥443,304	¥1,037,891
Foreign income (loss)	426,832	378,508	(187,949	)(1)

Total	¥1,297,024	¥821,812	¥849,942

Note:

(1)	An other-than-temporary impairment loss of Morgan Stanley’s common stock was included in Foreign income (loss). See Note 2 for further details of an other-than-temporary impairment loss of Morgan Stanley’s common stock.

8.    PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2012, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2012
(in millions)
Trading account securities	¥10,832,084
Investment securities	5,653,930
Loans	8,243,786
Other	65,106

Total	¥24,794,906

The above pledged assets were classified by type of liabilities to which they related as follows:

2012
(in millions)
Deposits	¥258,780
Call money and funds purchased	535,139
Payables under repurchase agreements and securities lending transactions	13,468,050
Other short-term borrowings and long-term debt	10,471,528
Other	61,409

Total	¥24,794,906

In addition, at March 31, 2012, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets aggregating ¥16,277,464 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and the Tokyo Bankers Association, for derivative transactions and for certain other purposes.

The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents, the carrying amount of these transactions with the carrying amount of the associated liabilities included in other short-term borrowings and long-term debt.

Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2011 and 2012 the reserve funds maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥4,128,505 million and ¥3,562,136 million, respectively. Average reserves during the fiscal years ended March 31, 2011 and 2012 were ¥2,301,810 million and ¥2,875,129 million, respectively.

Collateral

The MUFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and notes receivable and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the MUFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the consolidated balance sheets. At March 31, 2012, the MUFG Group pledged ¥24,361 billion of assets that may not be sold or repledged by the secured parties.

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2011 and 2012, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥12,352 billion and ¥11,721 billion, respectively, of which ¥8,227 billion and ¥8,530 billion, respectively, was sold or repledged.

At March 31, 2011 and 2012, the cash collateral paid for derivative transactions, which is included in Other assets, was ¥766,617 million and ¥1,334,968 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥337,192 million and ¥272,806 million, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately US$121 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 30, 2012) or more with respect to domestic deposits and issued in amounts of US$100,000 or more with respect to foreign deposits were ¥26,960,090 million and ¥13,898,728 million, respectively, at March 31, 2011, and ¥26,882,261 million and ¥17,553,275 million, respectively, at March 31, 2012.

The maturity information at March 31, 2012 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥35,498,871	¥17,396,644
Due after one year through two years	6,119,161	225,816
Due after two years through three years	3,163,459	59,652
Due after three years through four years	766,624	54,134
Due after four years through five years	739,301	55,173
Due after five years	146,472	48,790

Total	¥46,433,888	¥17,840,209

10.    CALL LOANS AND FUNDS SOLD, AND CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2010, 2011 and 2012 is as follows:

	2010	2011	2012
	(in millions, except percentages and days)
Average balance during the fiscal year:
Call money and funds purchased	¥2,349,445	¥2,173,923	¥2,424,014
Call loans and funds sold	651,778	656,322	571,430

Net funds purchased position	¥1,697,667	¥1,517,601	¥1,852,584

Call money and funds purchased:
Outstanding at end of fiscal year:
Amount	¥1,883,824	¥2,313,487	¥2,796,221
Principal range of maturities	1 day to 30 days	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.28%	0.29%	0.28%
Maximum balance at any month-end during the fiscal year	¥2,611,306	¥2,488,885	¥3,808,763
Weighted average interest rate paid during the fiscal year	0.24%	0.27%	0.34%

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

However, excess cash funds of individual trust accounts are often placed with MUTB which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions for the fiscal years ended March 31, 2010, 2011 and 2012 is as follows:

	2010	2011(1)	2012
	(in millions, except percentages)
Average balance outstanding during the fiscal year	¥1,683,607	¥674,622	¥608,061
Maximum balance at any month-end during the fiscal year	1,795,280	752,244	1,117,699
Weighted average interest rate during the fiscal year	0.36%	0.12%	0.11%

Note

(1)	Effective April 1, 2010, the MUFG Group adopted new guidance that amends the accounting for consolidation of VIEs. As a result, the amount of average balance outstanding, the maximum balance at any month-end and weighted average interest rate during the fiscal year ended March 31, 2011 decreased. See Note 1 for further discussion of the adoption of the new guidance.

12.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2011 and 2012, the MUFG Group had unused lines of credit for short-term financing amounting to ¥19,984,360 million and ¥11,527,432 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2011 and 2012 were comprised of the following:

	2011	2012
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,262,885	¥1,560,552
Borrowings from the Bank of Japan	5,513,650	7,189,750
Borrowings from other financial institutions	175,951	201,139
Other	65,843	70,998

Total domestic offices	7,018,329	9,022,439

Foreign offices:
Commercial paper	732,910	1,359,900
Borrowings from other financial institutions	730,479	472,010
Other	6,595	27,276

Total foreign offices	1,469,984	1,859,186

Total	8,488,313	10,881,625
Less unamortized discount	116	100

Other short-term borrowings—net	¥8,488,197	¥10,881,525

Weighted average interest rate on outstanding balance at end of fiscal year	0.24%	0.23%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2011 and 2012 was comprised of the following:

	2011	2012
	(in millions)
MUFG:
Obligations under capital leases	¥22	¥28
Subordinated debt(1):
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 3.92%-4.42%	380,500	380,500
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 3.42%-4.78%	2,500	1,500
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 6.25%	416	411
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	1,176	1,098
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, and Euro, no stated maturity, principally 6.20%(2)	402	394
Floating rate borrowings, payable in Japanese yen, no stated maturity, principally 3.05%-3.17%	16,209	—

Total	401,225	383,931

BTMU:
Obligations under capital leases	¥17,937	¥17,554
Obligation under sale-and-leaseback transactions	50,875	48,500
Unsubordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2012-2027, principally 0.26%-2.69%	1,485,402	1,518,900
Fixed rate bonds, payable in US dollars, due 2012-2017, principally 1.60%-3.85%	400,561	513,689
Fixed rate bonds, payable in other currencies excluding Japanese yen, and US dollars, due 2012-2016, principally 4.23%-5.58%(2)	64,496	98,337
Fixed rate borrowings, payable in Japanese yen, due 2012-2026, principally 0.10%-0.50%	7,428	7,238
Fixed rate borrowings, payable in US dollars, due 2018, principally 7.49%	462	395
Fixed rate borrowings, payable in other currencies excluding Japanese yen, and US dollars, due 2012-2013, principally 2.22%-5.65%(2)	1,294	320
Adjustable rate bonds, payable in Japanese yen, due 2014, principally 1.67%	20,000	20,000
Floating rate bonds, payable in US dollars, due 2014, principally 1.15%	41,575	40,898
Floating rate bonds, payable in other currencies excluding Japanese yen, and US dollars, due 2015, principally 5.78%	—	25,635
Floating rate borrowings, payable in US dollars, due 2014-2018, principally 0.79%-1.13%	424,065	457,190

Total	2,445,283	2,682,602
Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2012-2031, principally 1.10%-2.91%	1,910,698	2,135,169
Fixed rate borrowings, payable in Japanese yen, due 2012-2035, principally 0.70%-2.52%	216,940	225,737
Fixed rate bonds, payable in US dollars, due 2011, principally 7.40%	167,380	—
Fixed rate borrowings, payable in US dollars, due 2013, principally 6.76%	108,393	105,260
Adjustable rate bonds, payable in Japanese yen, due 2018-2019, principally 0.91%-1.74%	93,700	93,700
Adjustable rate borrowings, payable in Japanese yen, due 2014-2028, principally 0.40%-2.90%	574,500	535,600
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 1.06%-4.78%	1,083,800	901,100
Adjustable rate borrowings, payable in US dollars, due 2017, principally 0.97%	145,928	41,095
Adjustable rate borrowings, payable in US dollars, no stated maturity, principally 1.29%-6.25%	207,875	201,366
Adjustable rate borrowings, payable in Euro, due 2017, principally 1.58%	11,757	10,980
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	154,605	144,387
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, and Euro, due 2017, principally 1.30%(2)	36,820	—
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, US dollars, and Euro, no stated maturity, principally 6.20%(2)	75,648	74,207
Floating rate borrowings, payable in Japanese yen, due 2020-2027, principally 0.51%-1.01%	38,100	41,900

Total	4,826,144	4,510,501
Obligations under loan securitization transaction accounted for as secured borrowings, due 2012-2044, principally 0.38%-5.90%	2,640,007	1,977,785

Total	9,980,246	9,236,942

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2011	2012
	(in millions)
Other subsidiaries:
Obligations under capital leases	¥11,398	¥11,489
Unsubordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2012-2041, principally 0.00%-8.80%	378,528	444,346
Fixed rate borrowings, bonds and notes, payable in US dollars, due 2012-2038, principally 0.00%-10.00%	23,573	18,869
Fixed rate borrowings, bonds and notes, payable in Euro, due 2011, principally 1.75%	436	—
Fixed rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, and Euro, due 2012-2038, principally 0.50%-10.95%(2)	3,389	4,945
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2012-2042, principally 0.00%-20.00%	1,231,674	1,090,919
Floating/Adjustable rate borrowings, bonds and notes, payable in US dollars, due 2012-2038, principally 0.00%-6.03%	401,646	476,431
Floating rate bonds and notes, payable in Euro, due 2012-2014, principally 0.00%-0.50%	228	1,212
Floating rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, US dollars, and Euro, due 2012-2038, principally 0.00%-6.00%(2)	16,079	14,843
Other institutions, due 2035, principally 1.64%-3.58%	3,812	—

Total	2,059,365	2,051,565
Subordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2012-2030, principally 0.93%-3.04%	349,629	412,931
Fixed rate bonds and notes, payable in US dollars, due 2013-2016, principally 5.25%-11.33%	97,085	90,116
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2018-2020, principally 0.93%-2.70%	97,300	86,300
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, no stated maturity, principally 1.93%-3.50%	104,118	101,496
Floating rate borrowings, bonds and notes, payable in Japanese yen, due 2012-2017, principally 0.64%-1.74%	161,823	195,030

Total	809,955	885,873
Obligations under loan securitization transaction accounted for as secured borrowings, due 2012-2019, principally 0.44%-7.29%	94,539	23,262

Total	2,975,257	2,972,189

Total	¥13,356,728	¥12,593,062

Notes:

(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.
(2)	Minor currencies, such as British pound, Russian Ruble, Chinese yuan, Indonesian rupiah, Hong Kong dollar, Australian dollar etc, have been summarized into the “Other currencies” classification.

The MUFG Group uses derivative financial instruments for certain debts to manage its interest rate and currency exposures. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2011 and 2012.

Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of maturities of long-term debt subsequent to March 31, 2012:

	MUFG	BTMU	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2013	¥11	¥966,835	¥542,702	¥1,509,548
2014	8	1,009,996	493,242	1,503,246
2015	5	997,425	362,817	1,360,247
2016	2	679,883	183,517	863,402
2017	1	534,639	242,210	776,850
2018 and thereafter	383,904	5,048,164	1,147,701	6,579,769

Total	¥383,931	¥9,236,942	¥2,972,189	¥12,593,062

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

In December 2011, in accordance with the Defined Benefit Corporate Pension Plan Act, which permits each employer and employees’ pension fund plan to separate the substitutional portion of the employees’ pension fund from the rest of the fund and transfer the related obligation and assets to the Japanese government, MUTB obtained an approval from the Minister of Health, Labor and Welfare for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the governmental welfare pension program. It is also in the process to submit an application to transfer the benefit obligation for past employee services related to the substitutional portion and the related government-specified portion assets. After the application is approved by the Japanese government, the benefit obligation for past employee services related to the substitutional portion and the related plan assets will be transferred to the Japanese government. The guidance, which addresses the accounting for the transfer to the Japanese government of a substitutional portion of employee pension fund liabilities, requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer of the substitutional portion of the benefit obligation for both the past and the future employee services and the related plan assets to the government in a single settlement transaction. In accordance with the guidance, no accounting for the transfer was recorded for the fiscal year ended March 31, 2012.

In addition to the CDBPs, BTMU and MUTB had non-contributory closed Tax-Qualified Pension Plans (“closed TQPPs”), which were defined benefit pension plans that provide benefits to certain retired employees, excluding directors in Japan, based on eligible compensation at the time of severance, years of service and other factors. MUTB also had a contributory closed TQPP in addition to the non-contributory closed TQPPs. On March 2012, Tax-Qualified Pension Plans were abolished pursuant to the Amendment to the 2011 Tax Reform enacted on 2011. Prior to the abolishment, the contributory and non-contributory closed TQPPs held by BTMU

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and MUTB were integrated into their non-contributory CDBPs. The balances of projected benefit obligations and plan assets of the closed TQPPs were directly transferred with no impact on the MUFG Group’s financial position and results of operations.

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

Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2010, 2011 and 2012 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2010	2011	2012	2010		2011		2012
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥41,823	¥39,713	¥39,709	¥6,414	¥872	¥6,092	¥909	¥6,328	¥968
Interest costs on projected benefit obligation	29,071	33,184	31,509	10,587	1,226	10,900	1,335	10,649	1,192
Expected return on plan assets	(49,826)	(56,105)	(55,336)	(15,309)	(936)	(16,220)	(1,086)	(14,216)	(1,106)
Amortization of net actuarial loss	51,980	15,600	29,424	2,682	678	1,386	516	6,221	514
Amortization of prior service cost	(9,801)	(10,576)	(11,534)	39	(67)	51	(61)	35	(57)
Amortization of net obligation at transition	(1)	—	—	—	123	—	115	—	105
Loss on settlements and curtailment	3,037	3,706	4,378	—	—	—	—	40	—

Net periodic benefit cost	¥66,283	¥25,522	¥38,150	¥4,413	¥1,896	¥2,209	¥1,728	¥9,057	¥1,616

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2010	2011	2012	2010		2011		2012
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	1.66%	2.05%	1.91%	5.70%	5.77%	6.10%	6.04%	5.67%	5.36%
Discount rates in determining benefit obligation	2.05	1.91	1.55	6.10	6.04	5.67	5.36	4.73	4.70
Rates of increase in future compensation level for determining expense	3.07	3.06	3.23	4.64	—	4.72	—	4.67	—
Rates of increase in future compensation level for determining benefit obligation	3.06	3.23	3.31	4.72	—	4.67	—	4.60	—
Expected rates of return on plan assets	3.02	2.98	3.11	7.50	8.00	7.49	8.00	7.49	8.00

The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year, and the effect of a one-percentage-point change in the assumed health care cost trend rate:

	UNBC		Other than UNBC
	2011(1)	2012(1)	2011(1)	2012(1)
Initial trend rate	9.12%	8.90%	7.50%	7.50%
Ultimate trend rate	5.00%	5.00%	5.00%	4.50%
Year the rate reaches the ultimate trend rate	2018	2018	2016	2018

	UNBC		Other than UNBC
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥284	¥(234)	¥85	¥(65)
Effect on postretirement benefit obligation	2,394	(2,027)	1,104	(875)

Note:

(1)	Fiscal years of UNBC and foreign subsidiaries end on December 31. Therefore, the above tables present the rates and amounts at December 31, 2010 and 2011, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2011 and 2012:

	Domestic subsidiaries					Foreign offices and subsidiaries
	2011		2012			2011		2012
	Non-contributory pension benefits and SIP	Contributory pension benefits	Non-contributory pension benefits and SIP	Contributory pension benefits		Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,303,012	¥367,501	¥1,328,152	¥381,457		¥193,008	¥23,552	¥195,080	¥23,653
Service cost	34,320	5,393	33,605	6,104		6,092	909	6,328	968
Interest cost	25,608	7,576	24,394	7,115		10,900	1,335	10,649	1,192
Plan participants’ contributions	—	1,061	—	726		12	439	13	420
Acquisitions/ Divestitures	(577)	—	(268)	—		19	—	—	—
Amendments	8,242	—	(27,159)	—		1	—	98	—
Actuarial loss	26,935	13,353	86,204	26,491		14,290	1,944	30,020	958
Benefits paid	(52,583)	(13,427)	(63,968)	(14,043)		(6,377)	(1,714)	(6,845)	(1,655)
Lump-sum payment	(16,805)	—	(15,613)	—		(194)	(10)	(754)	—
Translation adjustments and other	—	—	18,586 (1)	(18,586	)(1)	(22,671)	(2,802)	(9,228)	(835)

Benefit obligation at end of fiscal year	1,328,152	381,457	1,383,933	389,264		195,080	23,653	225,361	24,701

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,436,335	474,487	1,348,510	451,373		183,445	14,240	190,130	14,043
Actual return (loss) on plan assets	(61,992)	(17,535)	(18,132)	1,574		23,418	1,679	4,528	78
Employer contributions	26,737	6,787	28,135	16,645		11,728	1,168	2,835	1,128
Acquisitions/ Divestitures	13	—	(36)	—		26	—	—	—
Plan participants’ contributions	—	1,061	—	726		12	439	13	420
Benefits paid	(52,583)	(13,427)	(63,968)	(14,043)		(6,377)	(1,714)	(6,845)	(1,655)
Translation adjustments and other	—	—	22,565 (1)	(22,565	)(1)	(22,122)	(1,769)	(7,870)	(644)

Fair value of plan assets at end of fiscal year	1,348,510	451,373	1,317,074	433,710		190,130	14,043	182,791	13,370

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥71,972	¥69,916	¥17,969	¥44,446		¥9,947	¥—	¥3,175	¥—
Accrued benefit cost	(51,614)	—	(84,828)	—		(14,897)	(9,610)	(45,745)	(11,331)

Net amount recognized	¥20,358	¥69,916	¥(66,859)	¥44,446		¥(4,950)	¥(9,610)	¥(42,570)	¥(11,331)

Note:

(1)	Represents a transfer from contributory closed TQPP to non-contributory CDBP in MUTB.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated accumulated benefit obligations of these plans at March 31, 2011 and 2012 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2011	2012	2011	2012
	(in millions)
Aggregated accumulated benefit obligations	¥1,685,442	¥1,747,624	¥181,239	¥209,145

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2011 and 2012 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2011	2012	2011	2012
	(in millions)
Projected benefit obligations	¥115,835	¥1,332,424	¥27,588	¥209,930
Accumulated benefit obligations	110,342	1,308,177	26,927	193,899
Fair value of plan assets	69,059	1,247,873	12,750	164,314

BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2010, 2011 and 2012 were ¥13,617 million, ¥17,098 million and ¥34,600 million, respectively. The ¥34,600 million charged to operations for the fiscal year ended March 31, 2012 mainly consisted of ¥20,512 million related to MUSHD.

The following table presents the amounts recognized in accumulated other changes in equity from nonowner sources of the MUFG Group at March 31, 2011 and 2012:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2011	2012	2011		2012
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥493,526	¥644,335	¥54,427	¥6,709	¥85,384	¥7,982
Prior service cost	(43,264)	(58,889)	172	(181)	127	(148)
Net obligation at transition	—	—	—	245	—	102

Gross pension liability adjustments	450,262	585,446	54,599	6,773	85,511	7,936
Taxes	(180,954)	(235,331)	(21,486)	(2,675)	(33,581)	(3,126)

Net pension liability adjustments	¥269,308	¥350,115	¥33,113	¥4,098	¥51,930	¥4,810

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the changes in equity from nonowner sources in the fiscal years ended March 31, 2011 and 2012:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2011	2012	2011		2012
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss arising during the year	¥175,922	¥184,611	¥7,129	¥1,360	¥40,553	¥2,093
Prior service cost arising during the year	8,243	(27,159)	28	34	(3)	(29)
Losses (gains) due to amortization:
Net actuarial loss	(15,600)	(29,424)	(1,386)	(516)	(6,221)	(514)
Prior service cost	10,576	11,534	(51)	61	(35)	57
Net obligation at transition	—	—	—	(115)	—	(105)
Curtailment and settlement	(3,706)	(4,378)	—	—	(40)	—
Foreign currency translation adjustments	—	—	(6,804)	(800)	(3,342)	(339)

Total changes in Accumulated other changes in equity from nonowner sources	¥175,435	¥135,184	¥(1,084)	¥24	¥30,912	¥1,163

The following table presents the expected amounts that will be amortized from accumulated other changes in equity from nonowner sources as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2013:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥37,759	¥7,578	¥698
Prior service cost	(12,311)	30	(54)
Net obligation at transition	—	—	78

Total	¥25,448	¥7,608	¥722

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2012 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	37.0%	0.3%	—%
Japanese debt securities	37.3	—	—
Non-Japanese equity securities	11.4	58.0	70.0
Non-Japanese debt securities	6.2	30.9	30.0
Real estate	—	8.0	—
Short-term assets	8.1	2.8	—

Total	100.0%	100.0%	100.0%

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

Cash flows

The MUFG Group expects to contribute to the plan assets for the fiscal year ending March 31, 2013 based upon its current funded status and expected asset return assumptions as follows:

For the pension benefits of domestic subsidiaries	¥40.5 billion
For the pension benefits of foreign offices and subsidiaries	14.0 billion
For the other benefits of foreign offices and subsidiaries	1.2 billion

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2013	¥80,353	¥6,876	¥1,310
2014	82,786	7,614	1,409
2015	84,872	7,976	1,493
2016	86,120	8,780	1,581
2017	87,102	9,244	1,667
Thereafter (2018-2022)	434,603	59,505	9,069

Fair value measurement of the plan assets

The following is a description of the valuation methodologies used for plan assets measured at fair value as well as the classification of the plan assets pursuant to the valuation hierarchy described in Note 29.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair value of each major category of plan assets as of March 31, 2011 and 2012:

Pension benefits and SIP Investments:

At March 31, 2011	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥81,695	¥—	¥—	¥81,695	¥—	¥—	¥—	¥—
Non-Japanese government bonds	41,397	2,406	—	43,803	3,304	4,693	—	7,997
Other debt securities(1)	4,294	53,829	6,356	64,479	—	8,794	—	8,794
Japanese marketable equity securities(2)	620,056	86	—	620,142	—	—	—	—
Non-Japanese marketable equity securities	21,755	446	93	22,294	14,350	—	—	14,350
Japanese pooled funds:
Japanese marketable equity securities(2)	—	87,472	—	87,472	—	—	—	—
Japanese debt securities(1)	—	236,111	—	236,111	—	—	—	—
Non-Japanese marketable equity securities	—	158,832	—	158,832	—	—	—	—
Non-Japanese debt securities	—	72,564	6,313	78,877	—	—	—	—
Other	—	9,058	2,501	11,559	—	—	—	—

Total pooled funds	—	564,037	8,814	572,851	—	—	—	—

Other investment funds	—	102,855	37,694	140,549	84,315	63,551	9,982	157,848	(4)
Japanese general account of life insurance companies(3)	—	150,583	—	150,583	—	—	—	—
Other investments	2,053	101,434	—	103,487	72	713	356	1,141

Total	¥771,250	¥975,676	¥52,957	¥1,799,883	¥102,041	¥77,751	¥10,338	¥190,130

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2012	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥72,752	¥—	¥—	¥72,752	¥—	¥—	¥—	¥—
Non-Japanese government bonds	42,290	590	—	42,880	1,551	5,895	—	7,446
Other debt securities(1)	1,169	34,474	5,995	41,638	—	10,382	—	10,382
Japanese marketable equity securities(2)	546,179	14	—	546,193	—	—	—	—
Non-Japanese marketable equity securities	19,048	532	87	19,667	11,372	—	—	11,372
Japanese pooled funds:
Japanese marketable equity securities(2)	—	61,569	—	61,569	—	—	—	—
Japanese debt securities(1)	—	267,889	—	267,889	—	—	—	—
Non-Japanese marketable equity securities	—	164,195	—	164,195	—	—	—	—
Non-Japanese debt securities	—	75,554	5,807	81,361	—	—	—	—
Other	—	38,741	2,501	41,242	—	—	—	—

Total pooled funds	—	607,948	8,308	616,256	—	—	—	—

Other investment funds	—	92,731	41,097	133,828	74,530	65,582	12,282	152,394	(4)
Japanese general account of life insurance companies(3)	—	166,184	—	166,184	—	—	—	—
Other investments	2,420	108,966	—	111,386	68	785	344	1,197

Total	¥683,858	¥1,011,439	¥55,487	¥1,750,784	¥87,521	¥82,644	¥12,626	¥182,791

Notes:

(1)	These debt securities include debt securities issued by the MUFG Group in the amount of ¥1,821 million (0.10% of plan assets) and ¥828 million (0.05% of plan assets) to the pension benefits and SIPs at March 31, 2011 and 2012, respectively.
(2)	Japanese marketable equity securities include common stocks issued by the MUFG Group in the amount of ¥5,522 million (0.31% of plan assets) and ¥5,152 million (0.29% of plan assets) to the pension benefits and SIPs at March 31, 2011 and 2012, respectively.
(3)	“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.24% (from April 1, 2010 to March 31, 2011) and 1.17% (from April 1, 2011 to March 31, 2012).
(4)	Other investment funds of the foreign offices and subsidiaries are mainly comprised of ¥79,520 million of mutual funds and ¥19,829 million of common collective funds, and of ¥69,643 million of mutual funds and ¥20,706 million of common collective funds, which were held by UNBC at December 31, 2010 and 2011, respectively.

Other post retirement plan investments:

Foreign offices and subsidiaries
	March 31, 2011				March 31, 2012
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)				(in millions)
Other investment funds(1)	¥7,980	¥6,063	¥—	¥14,043	¥7,491	¥5,879	¥—	¥13,370

Note:

(1)	Other investment funds mainly consist of mutual funds and common collective funds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present a reconciliation of plan assets measured at fair value using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2011 and 2012:

Pension benefits and SIP Investments:

	Domestic subsidiaries
Assets category	March 31, 2010	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2011
	(in millions)
Other debt securities	¥2,813	¥(25)	¥(117)	¥4,222	¥—	¥(537)	¥6,356
Non-Japanese marketable equity securities	—	—	(24)	117	—	—	93
Japanese pooled funds:
Non-Japanese debt securities	6,209	—	104	—	—	—	6,313
Other	2,501	—	—	—	—	—	2,501

Total pooled funds	8,710	—	104	—	—	—	8,814

Other investment funds	26,934	(41)	1,845	8,956	—	—	37,694

Total	¥38,457	¥(66)	¥1,808	¥13,295	¥—	¥(537)	¥52,957

	Foreign offices and subsidiaries
Assets category	March 31, 2010	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2011
	(in millions)
Other investment funds	¥5,085	¥—	¥129	¥4,366	¥402	¥—	¥9,982
Other investments	563	—	(28)	(179)	—	—	356

Total	¥5,648	¥—	¥101	¥4,187	¥402	¥—	¥10,338

	Domestic subsidiaries
Assets category	March 31, 2011	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2012
	(in millions)
Other debt securities	¥6,356	¥45	¥298	¥(637)	¥108	¥(175)	¥5,995
Non-Japanese marketable equity securities	93	—	(6)	—	—	—	87
Japanese pooled funds:
Non-Japanese debt securities	6,313	12	444	(962)	—	—	5,807
Other	2,501	—	—	—	—	—	2,501

Total pooled funds	8,814	12	444	(962)	—	—	8,308

Other investment funds	37,694	1	917	2,073	412	—	41,097

Other investments	—	7	(1)	(72)	66	—	—

Total	¥52,957	¥65	¥1,652	¥402	¥586	¥(175)	¥55,487

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Foreign offices and subsidiaries
Assets category	March 31, 2011	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2012
	(in millions)
Other investment funds	¥9,982	¥—	¥577	¥1,723	¥—	¥—	¥12,282
Other investments	356	—	(35)	23	—	—	344

Total	¥10,338	¥—	¥542	¥1,746	¥—	¥—	¥12,626

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

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2010, 2011 and 2012 were ¥4,735 million, ¥5,525 million and ¥5,775 million, respectively.

14.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2011 and 2012 were as follows:

	2011	2012
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥885,842	¥2,028,601
Other	757,942	829,548
Investments in equity method investees	770,537	1,130,640
Non-interest-earning deposits with the Special Fund and the New Fund (Note 4)	362,695	204,956
Prepaid benefit cost (Note 13)	151,835	65,590
Cash collateral paid (Note 8)	766,617	1,334,968
Other	1,625,652	1,735,535

Total	¥5,321,120	¥7,329,838

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥1,361,773	¥1,897,972
Other	900,446	1,064,692
Deferred tax liabilities	118,525	41,013
Allowance for off-balance sheet credit instruments	73,616	60,481
Accrued benefit cost (Note 13)	76,121	141,904
Guarantees and indemnifications	46,965	48,092
Cash collateral received (Note 8)	337,192	272,806
Accrued and other liabilities	1,927,343	2,025,671

Total	¥4,841,981	¥5,552,631

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in equity method investees include marketable equity securities carried at ¥208,497 million and ¥625,800 million at March 31, 2011 and 2012, respectively. Corresponding aggregated market values were ¥332,162 million and ¥945,983 million, respectively. Investments in equity method investees also include investments in MSMS at ¥183,054 million and ¥171,690 million, and in Morgan Stanley at ¥94,708 million and ¥497,363 million at March 31, 2011 and 2012, respectively. As of March 31, 2012, the MUFG Group held approximately 21.8% of Morgan Stanley’s common stock.

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other than temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥104,045 million, ¥46,804 million and ¥580,474 million for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. The impairment losses are included in Equity in losses of equity method investees—net in the consolidated statements of income. See Note 2 for further details of the impairment losses recorded on investments in Morgan Stanley for the fiscal year ended March 31, 2012.

Summarized Financial Information of the MUFG Group’s equity method investees

Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2011 and 2012, and for each of the three years in the period ended March 31, 2012 is as follows:

	2011	2012
	(in billions)
Financial instruments owned	¥25,620	¥22,884
Federal funds sold and securities purchased under agreements to resell	13,547	11,215
Securities borrowed	11,885	11,639
Total assets	69,529	64,193
Financial instruments sold, not yet purchased	11,331	10,765
Securities sold under agreements to repurchase and Securities loaned	13,045	8,821
Long-term debt	16,309	14,525
Total liabilities	63,999	58,391
Noncontrolling interests	692	680

	2010(1)	2011	2012
	(in billions)
Net revenues	¥2,216	¥2,561	¥2,517
Total non-interest expenses	1,772	2,164	2,084
Income from continuing operations before income tax expense	444	397	433
Net income applicable to Morgan Stanley	288	335	244

Note:

(1)	Summarized financial information for the 9 months period ended March 31, 2010 is presented, since the MUFG Group retroactively applied equity method accounting for the investment in Morgan Stanley’s common stock since July 1, 2009. See Note 2 for more information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information of the MUFG Group’s equity method investees, other than Morgan Stanley as of March 31, 2011 and 2012, and for each of the three years in the period ended March 31, 2012 is as follows:

	2011	2012
	(in billions)
Net loans	¥11,753	¥11,214
Total assets	18,448	17,657
Deposits	6,604	6,830
Total liabilities	14,172	13,973
Noncontrolling interests	164	140

	2010	2011	2012
	(in billions)
Total interest income	¥599	¥538	¥475
Total interest expense	134	109	98
Net interest income	465	429	377
Provision for credit losses	161	126	51
Income (loss) before income tax expense (benefit)	63	(83)	128
Net income (loss)	24	(118)	75

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

The number of shares of preferred stock issued and outstanding at March 31, 2010, 2011 and 2012 was as follows:

	Outstanding at March 31, 2010	Net change	Outstanding at March 31, 2011	Net change	Outstanding at March 31, 2012
	(number of shares)
Preferred stock:
Class 3	100,000,000	(100,000,000)	—	—	—
Class 5	156,000,000	—	156,000,000	—	156,000,000
Class 11	1,000	—	1,000	—	1,000

Total	256,001,000	(100,000,000)	156,001,000	—	156,001,000

None of the Class 6 and 7 Preferred Stock has been issued.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate liquidation preference of preferred stock issued and outstanding at March 31, 2010, 2011 and 2012 was as follows:

	Aggregate amount at March 31, 2010	Net change	Aggregate amount at March 31, 2011	Net change	Aggregate amount at March 31, 2012
	(in millions)
Preferred stock:
Class 3	¥250,000	¥(250,000)	¥—	¥—	¥—
Class 5	390,000	—	390,000	—	390,000
Class 11	1	—	1	—	1

Total	¥640,001	¥(250,000)	¥390,001	¥—	¥390,001

Preferred stock included in Capital stock on the consolidated balance sheets at March 31, 2010, 2011 and 2012 was ¥442,100 million, which consisted of ¥122,100 million of Class 1, ¥125,000 million of Class 3 and ¥195,000 million of Class 5 Preferred Stock.

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

On April 1, 2010, MUFG acquired 100,000,000 shares of Class 3 Preferred Stock. On the same day, these 100,000,000 shares of Class 3 Preferred Stock were cancelled.

Preferred Stock Outstanding as of March 31, 2012

Class 5 Preferred Stock

Class 5 Preferred Stock is redeemable at the option of MUFG. At the time of issuance, the Board of Directors determines an issue price, an annual dividend (not to exceed ¥250 per share), and redemption terms, including a redemption price.

Class 5 Preferred Stock was issued by means of a third-party allocation to Nippon Life Insurance Company, Meiji Yasuda Life Insurance Company, TAIYO LIFE INSURANCE COMPANY, DAIDO LIFE INSURANCE COMPANY, Tokio Marine & Nichido Fire Insurance Co., Ltd., NIPPONKOA Insurance Company, Limited and Aioi Nissay Dowa Insurance Company, Limited. The preferred stock does not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set to be ¥115 per share annually, except as of March 31, 2009. Preferred dividends were ¥43 per share as of March 31, 2009.

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

16.    COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2010, 2011 and 2012 were as follows:

	2010	2011	2012
	(shares)
Balance at beginning of fiscal year	11,648,360,720	14,148,414,920	14,150,894,620
Issuance of new shares of common stock by way of Offering (Public Offering)	2,337,000,000	—	—
Issuance of new shares of common stock by way of Third- Party Allotment	163,000,000	—	—
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	54,200	2,479,700	3,639,600

Balance at end of fiscal year	14,148,414,920	14,150,894,620	14,154,534,220

Under the Company Law, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Company Law permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Company Law. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. BTMU and MUTB from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTMU and MUTB at March 31, 2012, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.

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

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2012, certain subsidiaries and affiliated companies owned shares of common stock of MUFG. Such shares are included in treasury stock in the consolidated balance sheets and deducted from the MUFG’s shareholders’ equity.

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

Under the Banking Law

The Banking Law provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal year shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Company Law.

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

Unappropriated Retained Earnings and Dividends

In addition to the provision that requires an appropriation for legal reserve as described above, the Company Law and the Banking Law impose certain limitations on the amount available for dividends.

Under the Company Law, the amount available for dividends is based on the amount recorded in MUFG’s general books of account maintained in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The adjustments included in the accompanying consolidated financial statements but not recorded in MUFG’s general books of account, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the Company Law. Under the Banking Law, MUFG, BTMU and MUTB have to meet the minimum capital adequacy requirements and distributions of retained earnings of MUFG, BTMU and MUTB, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purposes.

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

MUFG’s amount available for dividends, at March 31, 2012, was ¥4,376,963 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.

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

18.    NONCONTROLLING INTERESTS

Deconsolidation of Subsidiaries

The amounts of gains (losses) recognized due to deconsolidation of subsidiaries for the fiscal years ended March 31, 2010, 2011 and 2012 were ¥32,420 million, ¥(10,323) million and ¥(9,492) million, respectively, and gains related to the remeasurement of retained investments for the fiscal years ended March 31, 2010, 2011 and 2012 were ¥18,782 million, nil and nil, respectively. These gains and losses were recognized under “Other non-interest income” and “Other non-interest expenses,” respectively in the consolidated statements of income.

On October 1, 2009, Senshu Bank Ltd., a former consolidated subsidiary of the MUFG Group, and The Bank of Ikeda Ltd. (“Bank of Ikeda”) incorporated Senshu Ikeda Holdings, Inc. through a share exchange transaction based on the business integration agreement entered into by BTMU, Senshu Bank and Bank of Ikeda on May 25, 2009. As a result of the business integration, the MUFG Group acquired shares of Senshu Ikeda Holdings, Inc. in exchange for the MUFG Group’s shares of Senshu Bank and ceased to have controlling financial interests in Senshu Bank. Senshu Bank was deconsolidated, and Senshu Ikeda Holdings, Inc. became an equity method investee of MUFG from October 1, 2009. MUFG recorded the retained investment at fair value, as measured by the quoted market price of Senshu Ikeda Holdings, Inc. and recognized a gain of ¥29,004 million in the consolidated statement of income.

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on the MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the fiscal years ended March 31, 2010, 2011 and 2012:

	2010	2011	2012
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥868,662	¥452,645	¥416,231
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders:
Conversion of preferred stock to common stock issued by a subsidiary	(641)	—	—
Change in ownership interest in Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with the securities joint venture (Note 2)	—	20,550	—
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Note 2)	—	—	(20,000)
Other	221	3,859	759

Net transfers from (to) noncontrolling interest shareholders	(420)	24,409	(19,241)

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥868,242	¥477,054	¥396,990

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

The Basel Committee worked over recent years to revise the 1988 Accord, and in June 2004, “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” called Basel II was released. MUFG calculated capital ratios as of March 31, 2011 and 2012 in accordance with Basel II.

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

“Credit Risk”

The revised Framework provides options for determining the risk-weighted assets for credit risk to allow banks to select approaches that are most appropriate for their level of risk assessment while the Basel I Framework provided a sole measurement approach. Banks choose one of three approaches: “Standardized Approach,” “Foundation Internal Ratings-Based Approach (“FIRB”)” or “Advanced Internal Ratings-Based Approach (“AIRB”).”

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

In Basel II, MUFG and most of its major subsidiaries adopt AIRB to calculate capital requirements for credit risk. As of March 31, 2012, MUFG and most of its major subsidiaries adopted the AMA to calculate capital requirements for operational risk while MUFG and most of its major subsidiaries had adopted the Standardized Approach as of March 31, 2011. As for market risk, MUFG and most of its major subsidiaries adopt the Internal Models Approach mainly to calculate general market risk and adopt the Standardized Methodology to calculate specific risk.

The risk-adjusted capital amounts and ratios of MUFG, BTMU and MUTB presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2011:
Total capital (to risk-weighted assets):
MUFG	¥13,080,826	14.89%	¥7,024,396	8.00%
BTMU	11,469,704	15.82	5,798,844	8.00
MUTB	1,704,267	15.93	855,483	8.00
Tier I capital (to risk-weighted assets):
MUFG	9,953,332	11.33	3,512,198	4.00
BTMU	8,284,108	11.42	2,899,422	4.00
MUTB	1,392,725	13.02	427,742	4.00
At March 31, 2012:
Total capital (to risk-weighted assets):
MUFG	¥12,742,525	14.91%	¥6,836,528	8.00%
BTMU	11,716,158	16.27	5,759,478	8.00
MUTB	1,869,189	15.74	949,729	8.00
Tier I capital (to risk-weighted assets):
MUFG	10,522,282	12.31	3,418,264	4.00
BTMU	8,473,187	11.76	2,879,739	4.00
MUTB	1,470,672	12.38	474,864	4.00

Stand-alone:
At March 31, 2011:
Total capital (to risk-weighted assets):
BTMU	¥11,238,512	16.61%	¥5,410,825	8.00%
MUTB	1,706,845	16.01	852,749	8.00
Tier I capital (to risk-weighted assets):
BTMU	8,179,095	12.09	2,705,413	4.00
MUTB	1,347,399	12.64	426,374	4.00
At March 31, 2012:
Total capital (to risk-weighted assets):
BTMU	¥11,514,330	17.41%	¥5,290,104	8.00%
MUTB	1,899,969	15.76	963,872	8.00
Tier I capital (to risk-weighted assets):
BTMU	8,333,966	12.60	2,645,052	4.00
MUTB	1,410,875	11.71	481,936	4.00

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

At March 31, 2011 and 2012, MUMSS’s capital accounts less certain fixed assets of ¥250,421 million and ¥387,677 million, were 219.3% and 328.6% of the total amounts equivalent to market, counterparty credit and operations risks, respectively.

Management believes, as of March 31, 2012, that MUFG, BTMU, MUTB and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

Note:

MUMSS’scapital ratio calculated as a percentage of capital accounts less certain fixed assets against amounts equivalent to market, counterparty credit and operations risks at March 31, 2011 has been restated from 219.4% to 219.3%.

United States of America

In the United States of America, UNBC and its banking subsidiary Union Bank, BTMU’s largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by US Federal banking agencies, including minimum capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, UNBC and Union Bank must meet specific capital guidelines that involve quantitative measures of UNBC’s and Union Bank’s assets, liabilities, and certain off-balance sheet items as calculated under US regulatory accounting practices. UNBC’s and Union Bank’s capital amounts and Union Bank’s prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The figures on the tables below are calculated according to Basel I as UNBC and Union Bank do not meet the criteria in the new US rules which would make adoption of the new Basel II rules mandatory. UNBC’s and the Union Bank’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UNBC:
At December 31, 2010:
Total capital (to risk-weighted assets)	$9,685	15.01%	$5,161	8.00%
Tier I capital (to risk-weighted assets)	8,029	12.44	2,581	4.00
Tier I capital (to quarterly average assets)(1)	8,029	10.34	3,106	4.00
At December 31, 2011:
Total capital (to risk-weighted assets)	$11,142	15.98%	$5,579	8.00%
Tier I capital (to risk-weighted assets)	9,641	13.82	2,790	4.00
Tier I capital (to quarterly average assets)(1)	9,641	11.44	3,372	4.00

Note:

(1)	Excludes certain intangible assets.

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Union Bank:
At December 31, 2010:
Total capital (to risk-weighted assets)	$8,866	13.85%	$5,119	8.00%	$6,399	10.00%
Tier I capital (to risk-weighted assets)	7,377	11.53	2,560	4.00	3,840	6.00
Tier I capital (to quarterly average assets)(1)	7,377	9.55	3,089	4.00	3,861	5.00
At December 31, 2011:
Total capital (to risk-weighted assets)	$10,004	14.43%	$5,546	8.00%	$6,933	10.00%
Tier I capital (to risk-weighted assets)	8,588	12.39	2,773	4.00	4,160	6.00
Tier I capital (to quarterly average assets)(1)	8,588	10.25	3,352	4.00	4,190	5.00

Note:

(1)	Excludes certain intangible assets.

Management believes, as of December 31, 2011, that UNBC and Union Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2010 and 2011, the most recent notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized Union Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” Union Bank must maintain a minimum total risk-based capital ratio of 10%, a Tier I risk-based capital ratio of 6%, and a Tier I leverage ratio of 5% as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank’s category.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.	EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2010, 2011 and 2012 are as follows:

	2010	2011	2012
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥868,662	¥452,645	¥416,231
Income allocable to preferred shareholders:
Cash dividends paid	(21,678)	(20,940)	(17,940)

Net income available to common shareholders of Mitsubishi UFJ Financial Group	846,984	431,705	398,291

Effect of dilutive instruments:
Convertible preferred stock—Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.	(1,123)	(1,232)	(589)
Stock options—kabu.com Securities	(1)	—	—

Net income available to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥845,860	¥430,473	¥397,702

	2010	2011	2012
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	12,324,315	14,131,567	14,140,136
Effect of dilutive instruments:
Convertible preferred stock	1	1	1
Stock options	8,365	13,169	16,683

Weighted average common shares for diluted computation	12,332,681	14,144,737	14,156,820

	2010	2011	2012
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Net income available to common shareholders of Mitsubishi UFJ Financial Group	¥68.72	¥30.55	¥28.17

Diluted earnings per common share:
Net income available to common shareholders of Mitsubishi UFJ Financial Group	¥68.59	¥30.43	¥28.09

For the fiscal year ended March 31, 2010, stock options issued by MU Hands-on Capital Ltd. could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal year ended March 31, 2012, stock options and restricted stock units issued by Morgan Stanley could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

In computing the number of the potentially dilutive common shares for the fiscal years ended March 31, 2010, 2011 and 2012, Class 11 Preferred Stock has been based on the conversion price of ¥865.9 at March 31, 2010, 2011 and 2012.

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

Risk Management Activities

As part of the MUFG Group’s risk management activities, asset and liability management is viewed as one of the methods for the MUFG Group to manage its interest rate exposures on interest-bearing assets and liabilities. The MUFG Group uses certain derivative financial instruments in order to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. For example, an increase or a decrease of interest income and interest expense on hedged variable rate assets and liabilities as a result of interest rate fluctuations are expected to substantially offset the variability in earnings by gains and losses on the derivative instruments that are linked to these hedged assets and liabilities.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC whose fiscal years end on December 31.

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans, Borrowings and Certificates of Deposit (“CDs”) and Other Time Deposits

UNBC engages in several types of cash flow hedging strategies related to forecasted future interest payments, with the hedged risk being the changes in cash flows attributable to changes in the designated benchmark rate (i.e., US dollar LIBOR). In these strategies, the hedging instruments are matched with groups of similar variable rate instruments such that the reset tenor of the variable rate instruments and that of the hedging instrument are identical at inception. Cash flow hedging instruments currently being utilized include purchased caps and interest rate swaps. At December 31, 2011, the weighted average remaining life of the currently active cash flow hedges was approximately 2.0 years.

In the first quarter of 2011, UNBC terminated ¥77.7 billion notional amount of interest rate swaps concurrent with the issuance of ¥77.7 billion of fixed rate debt. The swaps were accounted for as a cash flow hedge and were used to mitigate the changes in cash flows on the forecasted fixed rate debt. At termination, UNBC had a related unrealized gain of ¥1.1 billion, which is being amortized into interest expense over the life of the debt. The hedge ineffectiveness that was recognized in earnings upon the termination of the interest rate swap was not significant.

UNBC used purchased interest rate caps with a notional amount of ¥77.7 billion to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed borrowings. Payments received under the cap contract offset the increase in borrowing interest expense if the relevant LIBOR index rises above the cap’s strike rate.

UNBC used interest rate swaps with a notional amount of ¥89.4 billion to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed other borrowings and long-term debt. Payments received (or paid) under the swap contract offset fluctuations in other borrowings and long-term debt interest expense caused by changes in the relevant LIBOR index.

UNBC used purchased interest rate caps with a notional amount of ¥233.2 billion to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate component of forecasted issuances of short-term, fixed rate CDs. Net payments to be received under the cap contract offset increases in interest expense if the relevant LIBOR index rises above the cap’s strike rate.

UNBC used interest rate swaps with a notional amount of ¥174.9 billion to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed loans. Payments received (or paid) under the swap contract offset fluctuations in interest income on loans caused by changes in the relevant LIBOR index.

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

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness or hedge components excluded from the assessment of hedge effectiveness are recognized in noninterest expense in the period in which they arise. At December 31, 2011, UNBC expects to reclassify approximately ¥0.8 billion of net losses from accumulated other comprehensive income to net interest income for the fiscal year ending December 31, 2012. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to December 31, 2011.

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2011 and 2012:

	Notional amounts(1)
	2011	2012
	(in trillions)
Interest rate contracts	¥967.6	¥933.5
Foreign exchange contracts	121.6	128.0
Equity contracts	2.1	2.4
Commodity contracts	2.0	1.8
Credit derivatives	7.1	6.5
Others	1.2	1.2

Total	¥1,101.6	¥1,073.4

Note:

(1)	Includes both written and purchased position.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of Derivatives on the Consolidated Balance Sheets

The following tables summarize fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2011 and 2012:

	Fair value of derivative instruments(1)(5)
At March 31, 2011:	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥7,420	¥2	¥7,422
Foreign exchange contracts	2,315	—	2,315
Equity contracts	82	—	82
Commodity contracts	171	—	171
Credit derivatives	45	—	45

Total derivative assets	¥10,033	¥2	¥10,035

Derivative liabilities:
Interest rate contracts	¥7,330	¥—	¥7,330
Foreign exchange contracts	2,279	—	2,279
Equity contracts	85	—	85
Commodity contracts	137	—	137
Credit derivatives	47	—	47
Others(6)	(117)	—	(117)

Total derivative liabilities	¥9,761	¥—	¥9,761

	Fair value of derivative instruments(1)(5)
At March 31, 2012:	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥9,064	¥—	¥9,064
Foreign exchange contracts	2,259	—	2,259
Equity contracts	58	—	58
Commodity contracts	122	—	122
Credit derivatives	55	—	55

Total derivative assets	¥11,558	¥—	¥11,558

Derivative liabilities:
Interest rate contracts	¥9,062	¥1	¥9,063
Foreign exchange contracts	2,458	—	2,458
Equity contracts	124	—	124
Commodity contracts	99	—	99
Credit derivatives	50	—	50
Others(6)	(83)	—	(83)

Total derivative liabilities	¥11,710	¥1	¥11,711

Notes:

(1)	The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC. The derivative instruments which are designated as a hedging instrument are presented in Other assets or Other liabilities.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 29.
(6)	Others include bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

Impact of Derivatives and Hedged Items on the Consolidated Statements of Income and on Accumulated Other Changes in Equity from Nonowner Sources

The following tables reflect more detailed information regarding the derivative-related impact on the consolidated statements of income by accounting designation for the fiscal years ended March 31, 2010, 2011 and 2012:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
For the fiscal year ended March 31, 2010:	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Interest rate contracts	¥—	¥213	¥213
Foreign exchange contracts	33	—	33
Equity contracts	—	(217)	(217)
Commodity contracts	—	(9)	(9)
Credit derivatives	—	(97)	(97)
Others	(2)	22	20

Total	¥31	¥(88)	¥(57)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
For the fiscal year ended March 31, 2011:	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Interest rate contracts	¥—	¥(27)	¥(27)
Foreign exchange contracts	80	—	80
Equity contracts	—	21	21
Commodity contracts	—	2	2
Credit derivatives	—	(6)	(6)
Others	—	7	7

Total	¥80	¥(3)	¥77

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
For the fiscal year ended March 31, 2012:	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Interest rate contracts	¥—	¥160	¥160
Foreign exchange contracts	(94)	—	(94)
Equity contracts	—	(47)	(47)
Commodity contracts	—	(1)	(1)
Credit derivatives	—	2	2
Others	(1)	(36)	(37)

Total	¥(95)	¥78	¥(17)

Gains and losses for derivatives designated as cash flow hedges

	Gains and losses for derivatives designated as cash flow hedges
	The amount of gains (losses) recognized in Accumulated other changes in equity from nonowner sources on derivative instruments (Effective portion)	Gains (Losses) reclassified from Accumulated other changes in equity from nonowner sources into income (Effective portion)		Gains (Losses) recognized in income on derivative instruments (Ineffective portion and amount excluded from effectiveness testing)
		Classification	Amount	Classification	Amount
	(in billions)
For the fiscal year ended March 31, 2010:
Interest rate contracts	¥4	Interest income	¥12		¥—

Total	¥4		¥12		¥—

For the fiscal year ended March 31, 2011:
Interest rate contracts	¥—	Interest income	¥6		¥—

Total	¥—		¥6		¥—

For the fiscal year ended March 31, 2012:
Interest rate contracts	¥—	Interest income	¥(1)		¥—

Total	¥—		¥(1)		¥—

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Derivatives

The MUFG Group enters into credit derivatives to manage credit risk exposures, to facilitate client transactions, and for proprietary trading purpose, under which they provide counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. Types of these credit derivatives include primarily single name credit default swaps, index and basket credit default swaps and credit-linked notes. The MUFG Group will have to perform under a credit derivative if a credit event as defined under the contract occurs. Such credit events include bankruptcy, dissolution or insolvency of the referenced entity, default and restructuring of the obligations of the referenced entity. The MUFG Group’s counterparties are banks, broker-dealers, insurance and other financial institutions. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of March 31, 2011 and 2012:

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
At March 31, 2011:	Less than 1 year	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥611,719	¥1,876,565	¥73,711	¥2,561,995	¥(10,589)
Non-investment grade	108,045	179,289	249	287,583	(1,611)
Not rated	9,872	13,505	—	23,377	(60)

Total	729,636	2,069,359	73,960	2,872,955	(12,260)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	93,121	47,755	86,016	226,892	(661)
Non-investment grade	3,520	36,908	—	40,428	15
Not rated	—	8,847	—	8,847	(184)

Total	96,641	93,510	86,016	276,167	(830)
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	30,669	367,549	2,000	400,218	(7,247)
Non-investment grade	—	30,155	—	30,155	(383)
Not rated	—	6,939	—	6,939	240

Total	30,669	404,643	2,000	437,312	(7,390)

Total index and basket credit default swaps sold	127,310	498,153	88,016	713,479	(8,220)

Total credit default swaps sold	¥856,946	¥2,567,512	¥161,976	¥3,586,434	¥(20,480)

Credit-linked notes(3)	¥—	¥33,217	¥174,436	¥207,653	¥(117,870)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
At March 31, 2012:	Less than 1 year	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥738,815	¥1,496,719	¥130,926	¥2,366,460	¥2,389
Non-investment grade	111,916	122,896	1,503	236,315	4,205
Not rated	15,692	10,390	—	26,082	(19)

Total	866,423	1,630,005	132,429	2,628,857	6,575

Index and basket credit default swaps held by BTMU:
Investment grade(2)	17,129	119,132	44,238	180,499	772
Non-investment grade	35,413	940	—	36,353	45
Not rated	7,824	—	—	7,824	(68)

Total	60,366	120,072	44,238	224,676	749
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	51,600	358,506	4,000	414,106	(4,025)
Non-investment grade	5,950	10,082	—	16,032	(161)
Not rated	—	12,251	—	12,251	838

Total	57,550	380,839	4,000	442,389	(3,348)

Total index and basket credit default swaps sold	117,916	500,911	48,238	667,065	(2,599)

Total credit default swaps sold	¥984,339	¥2,130,916	¥180,667	¥3,295,922	¥3,976

Credit-linked notes(3)	¥15,000	¥12,109	¥13,997	¥41,106	¥(32,514)

Notes:

(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)	Fair value amounts shown represent the fair value of the hybrid instruments.

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

Index and basket credit default swaps—Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of the underlying names, the MUFG Group will have to pay a pro rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment/performance risk of these credit default swaps, BTMU and MUSHD rating scale based upon the entity’s internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed.

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

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥19 billion and ¥2,848 billion, respectively, at March 31, 2011, and approximately ¥2 billion and ¥2,535 billion, respectively, at March 31, 2012.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2011 and 2012 was approximately ¥3.8 trillion and ¥3.6 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥346 billion and ¥612 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥218 billion and ¥147 billion, respectively, as of March 31, 2011 and ¥125 billion and ¥99 billion, respectively, as of March 31, 2012.

Note:

The balances of aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position, posted collateral and additional collateral which could be requested if the MUFG Group’s debt falls below investment grade at March 31, 2011 have been restated as follows:

	March 31, 2011
	As previously reported	As restated
	(in trillions)
Aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position	¥3.5	¥3.8
	(in billions)
Posted collateral	¥329	¥346
Additional collateral which could be requested if the MUFG Group’s debt falls below investment grade	204	218

22.     OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2011 and 2012. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The MUFG Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes guarantees of ¥147.3 billion and ¥168.8 billion at March 31, 2011 and 2012, respectively, which are participated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2011:		Less than 1 year	1-5 years	Over 5 years
	(in billions)
Standby letter of credit and financial guarantees	¥3,592	¥1,636	¥1,052	¥904
Performance guarantees	2,213	1,524	537	152
Derivative instruments(1)	152,663	55,469	86,586	10,608
Liabilities of trust accounts	4,931	4,066	326	539
Others	130	130	—	—

Total	¥163,529	¥62,825	¥88,501	¥12,203

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2012:		Less than 1 year	1-5 years	Over 5 years
	(in billions)
Standby letter of credit and financial guarantees	¥3,502	¥1,897	¥884	¥721
Performance guarantees	2,089	1,480	521	88
Derivative instruments(1)	155,720	90,816	54,592	10,312
Liabilities of trust accounts	5,250	4,428	324	498
Others	96	96	—	—

Total	¥166,657	¥98,717	¥56,321	¥11,619

Note:

(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nature of Guarantee Contracts

Standby letters of credit and financial guarantees generally include an obligation of an issuer or a designated third-party to guarantee the performance of the customer to the beneficiary under the terms of contracts such as lending contracts and other similar financial transactions. The MUFG Group is required to make payments to the guaranteed parties in the event that the customers fail to fulfill the obligations under the contracts. The guarantees whose contractual maturities are over 5 years are mainly comprised of guarantees of housing loans.

Performance guarantees are the contracts that contingently require the MUFG Group to make payments to the guaranteed party based on another party’s failure to perform under an obligating agreement, except financial obligation. For example, performance guarantees include guarantees of completion of construction projects.

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees as prescribed in the guidance on guarantees, the MUFG Group tracks whether the counterparties are actually exposed to the losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2011 and 2012 are excluded from this presentation, as they are disclosed in Note 21.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, unless there are the certain agreements with trust creditors that have provisions limiting the MUFG Group’s responsibility as a trustee to the trust account assets. A trust may incur external liabilities to obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account does not maintain sufficient liquidity available for such liabilities unless the agreement with trust creditors limits the trustee’s responsibility to the trust account assets. At March 31, 2011 and 2012, there were liabilities of ¥4,931 billion and ¥5,250 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets; the MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

Other includes security lending indemnifications. Security lending indemnifications are the indemnifications for institutional customers of securities lending transactions against counterparty default. All lending transactions are collateralized, primarily by cash.

Carrying Amount

At March 31, 2011 and 2012, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,904,425 million and ¥1,576,404 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥1,857,441 million and ¥1,528,190 million as of

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2011 and 2012, respectively. Credit derivatives sold by the MUFG Group at March 31, 2011 and 2012 are excluded from this presentation, as they are disclosed in Note 21. In addition, Other liabilities also include an allowance for off-balance sheet instruments of ¥38,582 million and ¥33,998 million at March 31, 2011 and 2012, respectively, related to these transactions.

Performance Risk

The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default within its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel II and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2011 and 2012. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
	Maximum potential/ Contractual or Notional amount	Normal	Close watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
At March 31, 2011:
	(in billions)
Standby letters of credit and financial guarantees	¥3,592	¥3,356	¥215	¥13	¥8
Performance guarantees	2,213	2,147	49	2	15

Total	¥5,805	¥5,503	¥264	¥15	¥23

		Amount by borrower grade
At March 31, 2012:	Maximum potential/ Contractual or Notional amount	Normal	Close watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,502	¥3,297	¥185	¥12	¥8
Performance guarantees	2,089	2,032	42	1	14

Total	¥5,591	¥5,329	¥227	¥13	¥22

Notes:

(1)	Borrowers classified as Close watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans have been deemed restructured loans or loans contractually past due 90 days or more for special reasons.
(2)	Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

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

The MUFG Group conducts securities lending transactions for institutional customers as a fully disclosed agent. At times, securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event the borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. All lending transactions are collateralized, primarily by cash. At March 31, 2012, the MUFG Group had no exposure that would require it to pay under this securities lending indemnification, since the collateral market value exceeds the securities lent.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these financial instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2012, approximately 76% of these commitments will expire within one year, 22% from one year to five years and 2% after five years. The table below presents the contractual amounts with regard to such instruments at March 31, 2011 and 2012:

	2011	2012
	(in billions)
Commitments to extend credit	¥62,141	¥62,754
Commercial letters of credit	641	682
Commitments to make investments	113	117
Other	16	16

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commercial letters of credit, generally used for trade transactions, are typically secured by the underlying goods. The MUFG Group continually monitors the type and amount of collateral and other security, and requires counterparties to provide additional collateral or guarantors as necessary.

Commitments to make investments are legally binding contracts to make additional contributions to corporate recovery or private equity investment funds in accordance with limited partnership agreements. Some of these funds, in which the MUFG Group has significant variable interests, are described in Note 23.

23.    VARIABLE INTEREST ENTITIES

In the normal course of its business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.

The following tables present the assets and liabilities of consolidated VIEs recorded on the consolidated balance sheets at March 31, 2011 and 2012:

Consolidated VIEs	Consolidated assets
At March 31, 2011:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,080,030	¥33,432	¥38,418	¥569	¥391,751	¥4,603,010	¥12,850
Investment funds	1,342,526	9,872	20,102	1,113,959	15,637	654	182,302
Special purpose entities created for structured financing	171,509	273	1,524	14,200	2,025	146,287	7,200
Repackaged instruments	46,014	—	—	29,360	—	16,654	—
Securitization of the MUFG Group’s assets	2,456,025	—	209	—	—	2,359,936	95,880
Trust arrangements	1,030,902	—	4,778	33	83,609	938,213	4,269
Others	147,657	307	27,058	—	73	85,273	34,946

Total	¥10,274,663	¥43,884	¥92,089	¥1,158,121	¥493,095	¥8,150,027	¥337,447

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,085,180	¥—	¥4,434,957	¥227,120	¥423,103
Investment funds	69,270	—	1,187	17,898	50,185
Special purpose entities created for structured financing	156,387	—	17,077	138,577	733
Repackaged instruments	46,082	—	—	45,680	402
Securitization of the MUFG Group’s assets	2,458,876	—	27,400	2,429,956	1,520
Trust arrangements	1,030,686	1,017,160	—	—	13,526
Others	147,008	—	88,683	31,932	26,393

Total	¥8,993,489	¥1,017,160	¥4,569,304	¥2,891,163	¥515,862

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated VIEs	Consolidated assets
At March 31, 2012:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,408,549	¥34,260	¥46,684	¥2,181	¥435,800	¥4,846,147	¥43,477
Investment funds	1,795,862	19,556	56,359	1,526,547	11,550	172	181,678
Special purpose entities created for structured financing	161,353	828	1,755	—	—	148,764	10,006
Repackaged instruments	57,603	—	—	50,983	—	6,620	—
Securitization of the MUFG Group’s assets	2,131,526	—	—	—	—	2,050,818	80,708
Trust arrangements	971,787	—	2,621	64	82,631	882,499	3,972
Others	124,807	254	697	—	107	89,952	33,797

Total	¥10,651,487	¥54,898	¥108,116	¥1,579,775	¥530,088	¥8,024,972	¥353,638

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,421,716	¥—	¥4,741,258	¥222,635	¥457,823
Investment funds	215,030	—	1,580	12,989	200,461
Special purpose entities created for structured financing	159,637	—	10,635	147,868	1,134
Repackaged instruments	57,986	—	—	56,929	1,057
Securitization of the MUFG Group’s assets	2,133,087	—	26,200	2,105,666	1,221
Trust arrangements	970,437	965,003	—	—	5,434
Others	124,239	—	89,390	34,661	188

Total	¥9,082,132	¥965,003	¥4,869,063	¥2,580,748	¥667,318

The assets and liabilities of consolidated VIEs presented in the table above include intercompany transactions between consolidated VIEs and the MUFG Group, the primary beneficiary. In consolidation, the eliminated amounts of assets were ¥36,244 million of Cash and due from banks, ¥77,083 million of Interest-earning deposits in other banks, ¥858 million of Trading account assets, ¥10 million of Investment securities, ¥993,204 million of Loans and ¥7,701 million of All other assets at March 31, 2011, and ¥52,669 million of Cash and due from banks, ¥51,841 million of Interest-earning deposits in other banks, ¥3,050 million of Trading account assets, ¥9 million of Investment securities, ¥923,508 million of Loans and ¥53,430 million of All other assets at March 31, 2012. The eliminated amounts of liabilities were ¥3,179,780 million of Other short-term borrowings, ¥1,220,590 million of Long-term debt and ¥65,341 million of All other liabilities at March 31, 2011, and ¥3,104,796 million of Other short-term borrowings, ¥1,183,281 million of Long-term debt and ¥16,080 million of All other liabilities at March 31, 2012.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities of non-consolidated VIEs at March 31, 2011 and 2012:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2011:	Assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥4,938,696	¥1,681,550	¥1,161,889	¥596	¥144,946	¥1,016,347	¥—	¥—	¥—
Investment funds	12,787,846	441,844	434,767	132,280	115,281	178,808	8,398	—	—
Special purpose entities created for structured financing	13,503,700	2,183,868	1,854,368	20,313	71,840	1,758,754	3,461	—	—
Repackaged instruments	15,424,831	1,069,179	1,008,013	104,612	561,876	341,525	—	—	—
Trust arrangements	29,908	28,285	27,252	—	—	27,252	—	5,791	5,791
Others	10,456,456	1,319,938	1,051,194	13,348	302,544	735,302	—	1	1

Total	¥57,141,437	¥6,724,664	¥5,537,483	¥271,149	¥1,196,487	¥4,057,988	¥11,859	¥5,792	¥5,792

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2012:	Assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥9,565,475	¥2,425,746	¥1,798,190	¥12,460	¥207,361	¥1,578,369	¥—	¥—	¥—
Investment funds	2,423,629	291,889	283,273	12,261	91,220	179,792	—	—	—
Special purpose entities created for structured financing	17,110,493	2,431,871	2,044,138	72,140	41,510	1,928,409	2,079	—	—
Repackaged instruments	13,362,168	1,199,028	1,154,691	48,851	769,109	336,731	—	—	—
Trust arrangements	23,451	24,875	23,940	—	—	23,940	—	5,919	5,919
Others	17,578,176	1,658,832	1,341,960	4,917	291,283	1,045,760	—	524	524

Total	¥60,063,392	¥8,032,241	¥6,646,192	¥150,629	¥1,400,483	¥5,093,001	¥2,079	¥6,443	¥6,443

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

Investment Funds

On February 2010, the FASB issued an accounting standards update that indefinitely defers the application of the current guidance for consolidation of VIEs on entities that are deemed as investment companies, which include most of corporate recovery funds, private equity funds, and investment trusts. For VIEs that are considered investment companies, the MUFG Group determines whether it is the primary beneficiary by evaluation of whether it absorbs a majority of expected losses, receives a majority of expected residual returns, or both.

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

Investment Trusts

The MUFG Group invests in investment trusts that are professionally managed collective investment schemes which pool money from many investors and invest in, among others, equity and debt securities. Most of these funds take the form of a trust where there is a separation in investment decisions, which is assumed by an investment manager who has no investment in a trust, and ownership through beneficiary interests issued by a trust are owned by investors. Therefore, these investment trusts are considered as VIEs. Based on the deferral requirements of the current guidance, the MUFG Group consolidates investment trusts when it absorbs a majority of the expected losses or receives a majority of the expected residual returns.

Buy-out Financing Vehicles

The MUFG Group provides financing to buy-out vehicles. The buy-out vehicles are established by equity investments from, among others, private equity funds or the management of target companies for the purpose of purchasing the equity shares of target companies. Along with other financial institutions, the MUFG Group provides financing to the buy-out vehicles in the form of loans. While the buy-out vehicles’ equity is normally substantive in its amount and the rights and obligations associated with it, in some cases, the vehicles have equity that is insufficient to absorb expected variability primarily because the amount provided by equity investors is nominal in nature. These vehicles engage in non-investment activities, and are considered as VIEs. Assessment as to whether the MUFG Group is the primary beneficiary is required under the current guidance. In most cases, the MUFG Group’s participation to these vehicles is only to provide financing to the vehicles, and the power to direct the activities that most significantly impact the economic performance of the vehicles is held by the management of target companies. As a result, the MUFG Group is not considered as the primary beneficiary of these vehicles and does not consolidate them.

Other Investment Funds

The MUFG Group’s investments in VIEs through UNBC primarily consist of equity investments in low income housing credit (“LIHC”) structures, designed to generate a return primarily through the realization of federal tax credits. UNBC considers itself as the primary beneficiary of certain types of LIHC investments.

LIHC Unguaranteed Syndicated Investment Funds

UNBC creates the investment funds, serves as the managing investor member, and sells limited investor member interests to third parties. UNBC receives benefits through income from the structuring of these funds,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

servicing fees for managing the funds and, as an investor member, tax benefits and tax credits to reduce the UNBC tax liability. UNBC considers itself to be the primary beneficiary and consolidated them upon adoption of the current guidance because, as a sponsor and managing member of the funds, it has the power to direct activities that most significantly impact the funds’ economic performance and also has the obligation to absorb losses of the funds that could potentially be significant to the funds.

LIHC Guaranteed Syndicated Investment Funds

UNBC also forms limited liability companies, which in turn invest in LIHC operating partnerships, to create LIHC guaranteed syndicated investment funds. Interests in these funds are sold to third parties who pay a premium for a guaranteed return. UNBC earns structuring fees from the sale of these funds and asset management fees. UNBC serves as the funds’ sponsor and non-member asset manager, and also guarantees a minimum rate of return throughout the investment term, therefore, it directs the activities that most significantly impact the funds’ economic performance and also has an obligation to absorb losses pertaining to its minimum rate of return guarantee to investors. Therefore, the MUFG Group is considered as the primary beneficiary of these funds and consolidates them.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.    COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The MUFG Group leases certain technology systems, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

Future minimum rental commitments for noncancelable leases at March 31, 2012 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2013	¥10,948	¥76,085
2014	8,249	65,162
2015	5,065	56,290
2016	2,157	53,164
2017	1,189	50,195
2018 and thereafter	3,253	361,971

Total minimum lease payments	30,861	¥662,867	(1)

Amount representing interest	(1,790)

Present value of minimum lease payments	¥29,071

Note:

(1)	One of MUFG’s subsidiaries has entered into non-cancelable operating lease agreements and commenced them after April 1, 2012. The total minimum lease payments of ¥57,186 million under these commitments have been included in the above table.

Total rental expense for the fiscal years ended March 31, 2010, 2011 and 2012 was ¥108,591 million, ¥109,471 million and ¥97,105 million, respectively.

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

Formerly, consumer finance companies were able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law so long as the payment was made voluntarily by the borrowers, and the lender complied with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investees offered loans at interest rates above the Interest Rate Restriction Law. Upon the implementation of the regulatory reforms in June 2010, they lowered the interest rates for loans originated after this reform to below the Interest Rate Restriction Law.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. In relation to the estimate of the allowance, see Note 1 “Change in Accounting Estimates” section for the details. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥136,906 million and ¥99,437 million as of March 31, 2011 and 2012, respectively. The expenses recognized relating to the allowance are shown as Provision for repayment of excess interest in the consolidated statements of income. For the fiscal years ended March 31, 2010, 2011 and 2012, an MUFG’s equity method investee had a negative impact of ¥23,109 million, ¥96,399 million and ¥19,326 million, respectively, on Equity in losses of equity method investees—net in the consolidated statements of income.

Litigation

The MUFG Group is involved in various litigation matters. Based upon the current knowledge and the results of consultation with counsel, liabilities for losses from litigation matters are recorded when they are determined to be both probable in their occurrences and can be reasonably estimated. Management believes that the eventual outcome of such litigation matters will not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows.

25.    FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2010, 2011 and 2012 were as follows:

	2010	2011	2012
	(in millions)
Trust fees	¥107,175	¥100,519	¥95,037
Fees on funds transfer and service charges for collections	145,865	142,459	139,840
Fees and commissions on international business	61,201	58,462	57,688
Fees and commissions on credit card business	137,394	146,570	149,946
Service charges on deposits	27,420	22,169	18,216
Fees and commissions on securities business	129,730	138,868	128,436
Fees on real estate business	19,876	22,593	23,610
Insurance commissions	22,869	27,466	33,686
Fees and commissions on stock transfer agency services	53,040	51,926	49,283
Guarantee fees	70,489	64,347	58,393
Fees on investment funds business	127,329	130,402	126,601
Other fees and commissions	237,155	222,577	219,227

Total	¥1,139,543	¥1,128,358	¥1,099,963

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

The MUFG Group has trading account securities and trading derivative assets and liabilities for this purpose. In addition, the trading account securities include foreign currency-denominated debt securities such as foreign government or official institution bonds, corporate bonds and mortgage-backed securities, which are mainly comprised of securities measured at fair value under the fair value option.

Net trading gains for the fiscal years ended March 31, 2010, 2011 and 2012 were comprised of the following:

	2010	2011	2012
	(in millions)
Interest rate and other derivative contracts	¥(88,486)	¥(3,095)	¥77,698
Trading account securities, excluding derivatives	849,958	137,000	589,587

Trading account profits—net	761,472	133,905	667,285
Foreign exchange derivative contracts(1)	31,154	79,840	(94,853)

Net trading gains	¥792,626	¥213,745	¥572,432

Note:

(1)	Gains (losses) on foreign exchange derivative contracts are included in Foreign exchange gains—net in the accompanying consolidated statements of income. Foreign exchange gains—net in the accompanying consolidated statements of income are also comprised of foreign exchange gains other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

For further information on the methodologies and assumptions used to estimate fair value, see Note 29, which also shows fair values of trading account securities by major category. Note 21 discloses further information regarding the derivative-related impact on Trading account profits—net by major category.

27.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

format and information is not consistent with the consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income before income tax expense under US GAAP.

See Note 28 for financial information relating to the MUFG Group’s operations by geographic area. The geographic financial information is consistent with the basis of the accompanying consolidated financial statements.

The following is a brief explanation of the MUFG Group’s business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities business. Through the integration of these business lines, diverse financial products and services are provided to the MUFG Group’s corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of the MUFG Group’s corporate customers.

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

Integrated Global Business Group (“MUFG Global”)—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through Union Bank), through a global network of more than 500 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs. Union Bank is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. Union Bank’s parent company is UNBC, which is a bank holding company in the United States.

Global Markets—Covers asset and liability management and strategic investment of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUMSS.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.

Effective March 24, 2011, there were changes made in the managerial accounting methods due to the transfer of the sales and trading business of MUMSS from the Integrated Corporate Banking Business Group segment to the Global Markets. In addition, effective July 1, 2011, the MUFG Group added MUFG Global as a

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fourth area by shifting most of the MUFG Group’s global operations mainly from the Integrated Corporate Banking Business Group. This change in the MUFG Group’s business segments was implemented to change the previous practice of each group entity’s individual promotion of global businesses to a more group-wide approach. The new approach is designed to enable the MUFG Group to exercise its comprehensive expertise to more effectively provide the MUFG Group’s customers with value-added services outside of Japan.

Effective October 1, 2011, there was a change in the MUFG Group’s managerial accounting method applied mainly to fees and commissions, which mainly affected the Integrated Trust Assets Business Group, resulting in an increase in operating profit of ¥0.3 billion and ¥0.6 billion for the fiscal years ended March 31, 2010 and 2011, respectively.

The table set forth below has been reclassified to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2010, 2011 and 2012, respectively:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than UNBC	UNBC	Total
	(in billions)
Fiscal year ended March 31, 2010:
Net revenue:	¥1,436.6	¥896.5	¥152.3	¥341.0	¥265.3	¥606.3	¥597.4	¥(89.0)	¥3,600.1
BTMU and MUTB:	661.4	790.4	61.2	222.9	—	222.9	520.6	(97.7)	2,158.8
Net interest income	541.2	441.6	—	126.5	—	126.5	355.1	(12.7)	1,451.7
Net fees	108.7	338.2	61.2	105.0	—	105.0	(13.1)	(49.8)	550.2
Other	11.5	10.6	—	(8.6)	—	(8.6)	178.6	(35.2)	156.9
Other than BTMU and MUTB(1)	775.2	106.1	91.1	118.1	265.3	383.4	76.8	8.7	1,441.3
Operating expenses	988.3	473.1	86.3	203.9	166.7	370.6	113.6	167.3	2,199.2

Operating profit (loss)	¥448.3	¥423.4	¥66.0	¥137.1	¥98.6	¥235.7	¥483.8	¥(256.3)	¥1,400.9

Fiscal year ended March 31, 2011:
Net revenue:	¥1,348.4	¥900.7	¥148.6	¥338.1	¥267.2	¥605.3	¥560.7	¥(40.7)	¥3,523.0
BTMU and MUTB:	636.4	800.3	59.5	241.5	—	241.5	620.9	(46.4)	2,312.2
Net interest income	511.8	431.8	—	122.6	—	122.6	314.7	5.8	1,386.7
Net fees	117.4	310.8	59.5	104.9	—	104.9	(9.8)	(50.3)	532.5
Other	7.2	57.7	—	14.0	—	14.0	316.0	(1.9)	393.0
Other than BTMU and MUTB(1)	712.0	100.4	89.1	96.6	267.2	363.8	(60.2)	5.7	1,210.8
Operating expenses	945.1	464.2	88.1	200.7	173.3	374.0	105.7	150.9	2,128.0

Operating profit (loss)	¥403.3	¥436.5	¥60.5	¥137.4	¥93.9	¥231.3	¥455.0	¥(191.6)	¥1,395.0

Fiscal year ended March 31, 2012:
Net revenue:	¥1,274.1	¥884.8	¥140.5	¥401.1	¥252.0	¥653.1	¥690.7	¥(49.7)	¥3,593.5
BTMU and MUTB:	617.6	792.3	55.7	291.1	—	291.1	638.6	(51.0)	2,344.3
Net interest income	479.2	420.1	—	156.4	—	156.4	274.0	12.6	1,342.3
Net fees	131.6	306.2	55.7	122.6	—	122.6	(11.1)	(61.7)	543.3
Other	6.8	66.0	—	12.1	—	12.1	375.7	(1.9)	458.7
Other than BTMU and MUTB(1)	656.5	92.5	84.8	110.0	252.0	362.0	52.1	1.3	1,249.2
Operating expenses	903.6	447.7	87.3	225.1	173.0	398.1	96.6	165.4	2,098.7

Operating profit (loss)	¥370.5	¥437.1	¥53.2	¥176.0	¥79.0	¥255.0	¥594.1	¥(215.1)	¥1,494.8

Note:	(1) Includes MUFG and its subsidiaries other than BTMU and MUTB.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation

As set forth above, the measurement bases and the income and expense items of the internal management reporting system are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying consolidated statements of income.

A reconciliation of operating profit under the internal management reporting system for the fiscal years ended March 31, 2010, 2011 and 2012 above to income before income tax expense shown on the consolidated statements of income is as follows:

	2010	2011	2012
	(in billions)
Operating profit:	¥1,401	¥1,395	¥1,495
Provision for credit losses	(648)	(292)	(224)
Trading account profits (losses)—net	387	(70)	372
Equity investment securities gains (losses)—net	207	8	(95)
Debt investment securities losses—net	(11)	(105)	(153)
Foreign exchange gains—net	118	146	21
Equity in losses of equity method investees—net	(84)	(113)	(499)
Impairment of intangible assets	(12)	(27)	(31)
Provision for repayment of excess interest	(45)	(86)	—
Other—net	(16)	(34)	(36)

Income before income tax expense	¥1,297	¥822	¥850

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2010, 2011 and 2012, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2010:
Total revenue(2)	¥3,604,965	¥619,303	¥355,005	¥482,588	¥165,416	¥5,227,277
Total expense(3)	3,065,026	396,009	130,576	209,560	129,082	3,930,253
Income before income tax expense	539,939	223,294	224,429	273,028	36,334	1,297,024
Net income attributable to Mitsubishi UFJ Financial Group	189,751	201,813	199,093	241,445	36,560	868,662
Total assets at end of fiscal year	149,023,436	21,621,462	15,804,022	8,421,156	5,211,386	200,081,462
Fiscal year ended March 31, 2011:
Total revenue(2)	¥2,969,012	¥431,095	¥238,658	¥470,868	¥135,333	¥4,244,966
Total expense(3)	2,782,950	266,549	130,533	238,735	4,387	3,423,154
Income before income tax expense	186,062	164,546	108,125	232,133	130,946	821,812
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(103,003)	162,687	90,032	193,422	109,507	452,645
Total assets at end of fiscal year	145,778,973	23,470,398	17,044,207	10,908,164	5,648,501	202,850,243
Fiscal year ended March 31, 2012:
Total revenue(2)(4)	¥2,936,875	¥192,775	¥290,482	¥450,651	¥165,749	¥4,036,532
Total expense(3)	2,438,729	284,557	151,077	223,253	88,974	3,186,590
Income (loss) before income tax expense (benefit)	498,146	(91,782)	139,405	227,398	76,775	849,942
Net income (loss) attributable to Mitsubishi UFJ Financial Group	163,334	(119,829)	113,593	192,753	66,380	416,231
Total assets at end of fiscal year	148,702,461	28,457,027	18,620,484	12,410,540	7,012,002	215,202,514

Notes:

(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for credit losses and Non-interest expense.
(4)	For the fiscal year ended March 31, 2012, Total revenue of United States of America includes an other-than-temporary impairment loss of Morgan Stanley’s common stock. See Note 2 for further details of an other-than-temporary impairment loss of Morgan Stanley’s common stock.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2011 and 2012:

	2011	2012
	(in millions)
Cash and due from banks	¥304,188	¥380,452
Interest-earning deposits in other banks	5,132,127	4,545,991

Total	¥5,436,315	¥4,926,443

Trading account assets	¥18,393,393	¥24,433,087

Investment securities	¥5,897,677	¥5,087,060

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥19,962,692	¥24,119,872

Deposits	¥20,918,476	¥24,589,627

Funds borrowed:
Call money, funds purchased	¥213,930	¥364,044
Payables under repurchase agreements	5,870,083	5,767,721
Payables under securities lending transactions	270,189	72,327
Other short-term borrowings	1,469,984	1,859,186
Long-term debt	3,430,606	2,943,884

Total	¥11,254,792	¥11,007,162

Trading account liabilities	¥3,338,947	¥5,276,219

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

The MUFG Group has an established and documented process for determining fair values in accordance with the guidance. When available, quoted market prices are used to determine fair value. If quoted market prices

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are not available, fair value is based upon valuation techniques that use, where possible, current market-based or non-market-based parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of liabilities are determined by discounting future cash flows at a rate which incorporates the MUFG Group’s own creditworthiness. In addition, valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk and model risk.

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

Trading Account Assets and Liabilities—Trading Account Securities

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

When quoted market prices are not available, the MUFG Group estimates fair values by using internal valuation techniques, quoted prices of securities with similar characteristics or non-binding prices obtained from independent pricing vendors. Such securities include certain commercial papers, corporate bonds, asset-backed securities and residential mortgage-backed securities. For commercial papers, the MUFG Group estimates fair value by using discounted cash flow techniques. The cash flows are estimated in accordance with the terms of contracts and discounted using a discount rate based on yield curve estimated from market rates appropriate to the securities. Commercial papers are generally classified in Level 2 of the valuation hierarchy. For corporate bonds, the MUFG Group estimates fair value by using the internal models. Key inputs of the internal models include estimated cash flows based on the terms of the contracts, yield curves based on the market rates and volatilities. Corporate bonds which are valued using such methods are generally classified in Level 2 of the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

valuation hierarchy. If any such key inputs are unobservable, they are classified in Level 3 of the valuation hierarchy. Certain investments in funds valued at net assets value are classified in Level 2 if they can be redeemed at their net asset value at the measurement date.

When there is less liquidity for securities or significant inputs adopted in the fair value measurements are less observable, such securities are classified in Level 3 of the valuation hierarchy. Examples of such Level 3 securities include CLOs backed by general corporate loans, which are classified in asset-backed securities. Those CLOs are measured by weighting the estimated amounts from the internal models and the non-binding quotes from the independent broker-dealers. The weight of the broker-dealer quote is determined based on the result of inquiries to the broker-dealers for their basis of the fair value calculation with consideration of activity level of the market. Key inputs of the internal models include projected cash flows through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX which is an index of loan credit default swaps, repayment rates and discount rates reflecting liquidity premiums based on historical market data.

Trading Account Assets and Liabilities—Derivatives

Exchange-traded derivatives valued using quoted prices are classified in Level 1 of the valuation hierarchy. Examples of Level 1 derivative include security future transactions and interest rate future transactions. However, the majority of the derivative contracts entered into by the MUFG Group are traded over the counter and valued using internally developed techniques as there are no quoted market prices for such instruments. The valuation models and inputs vary depending on the types and contractual terms of the derivative instruments. The principal models adopted to value those instruments include discounted cash flows, the Black-Scholes model and the Hull-White model. The key inputs include interest rate yield curve, foreign currency exchange rate, volatility, credit quality of the counterparty or the MUFG Group and spot price of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are readily observable from an actively quoted market. Derivative instruments valued by such models and inputs are generally classified in Level 2 of the valuation hierarchy. Examples of such Level 2 derivatives include plain-vanilla interest rate swaps, foreign currency forward contracts and currency option contracts.

Derivatives that are valued based on models with significant unobservable input are classified in Level 3 of the valuation hierarchy. Examples of Level 3 derivatives include long-term interest rate or currency swaps and certain credit derivatives, where significant inputs such as volatility, credit curves and correlation of such inputs are unobservable.

Investment Securities

Investment securities include available for sale debt and equity securities, whose fair values are measured using the same methodologies as the trading securities described above except for certain private placement bonds issued by Japanese non-public companies. Fair values of private placement bonds issued by Japanese non-public companies are measured based on discounted cash flow methods by using discount rate applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. Credit risk of issuers are reflected in the future cash flows being discounted by the interest rates applicable to the maturity of the bonds. The private placement bonds are generally utilized to finance medium or small size non-public companies. These bonds are classified in either Level 2 or Level 3 of the valuation hierarchy, depending on the significance of the adjustments for unobservable input of credit worthiness. This account also includes investments in nonmarketable equity securities which are subject to specialized industry accounting principles. The valuation of such nonmarketable equity securities involves significant management judgment due to the absence of quoted market prices, lack of liquidity and the long-term nature of these investments. Further, there may be restriction of transfer on nonmarketable equity securities. The MUFG Group values such securities initially at transaction price

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and subsequently adjusts valuations, considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of an investee company. Nonmarketable equity securities are included in Level 3 of the valuation hierarchy.

Other Assets

Other assets measured at fair value mainly consist of securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments. The securities received as collateral under lending transaction mainly consist of certain Japanese and foreign government bonds which are valued using the methodologies described in the “Trading Account Assets and Liabilities—Trading Account Securities” above.

Money in trust for segregating cash deposited by customers on security transactions mainly consists of certain Japanese government bonds which are valued using the methodologies described in the “Trading Account Assets and Liabilities—Trading Account Securities” above and is included in Level 1 or Level 2 of the valuation hierarchy depending on the component assets.

The fair values of derivatives designated as hedging instruments are measured using the methodologies described in the “Trading Account Assets and Liabilities—Derivatives” above.

Obligations to Return Securities Received as Collateral

Obligations to return securities received as collateral under securities lending transactions are measured at fair values of securities received as collateral. The securities received as collateral consist primarily of certain Japanese and foreign government bonds, whose fair values are measured using the methodologies described in the “Trading Account Assets and Liabilities—Trading Account Securities” above.

Other Short-term Borrowings and Long-term Debt

Certain short-term borrowings and long-term debt are measured at fair values due to election of the fair value option. These instruments under the fair value option are measured principally using internally developed models such as the discounted cash flow method. Where the inputs into the valuation are mainly based on observable inputs, these instruments are classified in Level 2 of the valuation hierarchy. Where significant inputs are unobservable, they are classified in Level 3 of the valuation hierarchy.

Market Valuation Adjustments

Counterparty credit risk adjustments are applied to certain financial assets such as over-the-counter derivatives. As not all counterparties have the same credit rating, it is necessary to take into account the actual credit rating of a counterparty to arrive at the fair value. In addition, the counterparty credit risk adjustment takes into account the effect of credit risk mitigations such as pledged collateral and legal right of offsets with the counterparty.

For own credit risk adjustments, the MUFG Group takes into consideration all the facts and circumstances, including its own credit rating, the proximity of its funding rate to market interest rate, and the existence of collateralization or netting agreements. As a result of these analyses, the MUFG Group considered that own credit risk adjustments for financial liabilities were not material.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liquidity adjustments are applied mainly to the instruments classified in Level 3 of the valuation hierarchy when recent prices of such instruments are unobservable in inactive or less active markets. The liquidity adjustments are based on the facts and circumstances of the markets including the availability of external quotes and the time since the latest available quote.

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

Investments in Certain Entities That Calculate Net Asset Value per Share

The MUFG Group has interests in investment funds mainly including hedge funds, private equity funds, and real estate funds included in items subject to both recurring and nonrecurring fair value measurement.

Hedge funds are primarily multi-disciplinary hedge funds that employ a fundamental bottom-up investment approach across various asset classes and strategies. The MUFG Group’s investments in these funds are generally redeemable on a monthly-quarterly basis with 30-90 days notice.

Private equity funds have specific investment objectives in connection with their acquisition of equity interests, such as providing financing and other support to start-up businesses, medium and small entities in a particular geographical area, and to companies with certain technology or companies in a high-growth industry. Generally, these investments cannot be redeemed with the funds, and the return of invested capital and its gains are derived from distributions received upon the liquidation of the underlying assets of the fund. It is estimated that the underlying assets of the fund would be liquidated within a ten-year period.

Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. These investments are generally not redeemable with the funds. Distributions from each fund will be received as the underlying investments of the funds are liquidated. It is estimated that the underlying assets of the funds would be liquidated within a five-year period.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2011 and 2012:

	March 31, 2011
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥12,644,634	¥5,009,610	¥1,137,411	¥18,791,655
Debt securities
Japanese national government and Japanese government agency bonds	2,739,773	132,582	—	2,872,355
Japanese prefectural and municipal bonds	—	70,279	—	70,279
Foreign governments and official institutions bonds	6,857,423	1,042,185	115,557	8,015,165
Corporate bonds	—	1,277,076	554,364	1,831,440
Residential mortgage-backed securities	2,151,410	310,459	53,688	2,515,557
Commercial mortgage-backed securities	—	—	39,076	39,076
Asset-backed securities	—	86,468	353,835	440,303
Other debt securities	—	6,896	—	6,896
Commercial paper	—	1,457,637	—	1,457,637
Equity securities(2)	896,028	626,028	20,891	1,542,947
Trading derivative assets	76,514	9,854,646	101,980	10,033,140
Interest rate contracts	14,201	7,391,719	14,618	7,420,538
Foreign exchange contracts	169	2,232,386	81,945	2,314,500
Equity contracts	48,101	32,266	1,411	81,778
Commodity contracts	14,043	154,768	2,512	171,323
Credit derivatives	—	43,507	1,494	45,001
Investment securities:
Securities available for sale	48,073,048	4,053,521	2,203,312	54,329,881
Debt securities
Japanese national government and Japanese government agency bonds	43,813,364	906,258	—	44,719,622
Japanese prefectural and municipal bonds	—	199,227	1,054	200,281
Foreign governments and official institutions bonds	723,020	135,362	130,409	988,791
Corporate bonds	—	1,131,570	2,007,972	3,139,542
Residential mortgage-backed securities	2,587	1,112,201	23,783	1,138,571
Commercial mortgage-backed securities	—	22,243	8,147	30,390
Asset-backed securities	—	421,598	30,792	452,390
Other debt securities	—	—	960	960
Marketable equity securities	3,534,077	125,062	195	3,659,334
Other investment securities	—	1,116	35,908	37,024
Others(3)(4)	432,154	229,825	15,303	677,282

Total	¥61,226,350	¥19,148,718	¥3,493,914	¥83,868,982

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥27,988	¥2,580	¥—	¥30,568
Trading derivative liabilities	30,647	9,708,928	138,831	9,878,406
Interest rate contracts	2,116	7,253,626	74,576	7,330,318
Foreign exchange contracts	279	2,229,960	49,034	2,279,273
Equity contracts	19,581	52,870	11,892	84,343
Commodity contracts	8,671	127,065	1,533	137,269
Credit derivatives	—	45,407	1,796	47,203
Obligation to return securities received as collateral	3,069,717	198,058	—	3,267,775
Others(5)	—	442,946	18,183	461,129

Total	¥3,128,352	¥10,352,512	¥157,014	¥13,637,878

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2012
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥17,002,246	¥5,316,198	¥1,076,657	¥23,395,101
Debt securities
Japanese national government and Japanese government agency bonds	3,519,918	167,661	—	3,687,579
Japanese prefectural and municipal bonds	—	113,798	—	113,798
Foreign governments and official institutions bonds	9,009,412	1,581,343	149,731	10,740,486
Corporate bonds	—	1,736,774	501,895	2,238,669
Residential mortgage-backed securities	3,548,998	304,413	10,124	3,863,535
Asset-backed securities	—	52,576	395,198	447,774
Other debt securities	—	10,725	—	10,725
Commercial paper	—	947,451	—	947,451
Equity securities(2)	923,918	401,457	19,709	1,345,084
Trading derivative assets	48,335	11,424,275	85,534	11,558,144
Interest rate contracts	9,558	9,038,950	14,920	9,063,428
Foreign exchange contracts	212	2,192,691	66,264	2,259,167
Equity contracts	15,987	39,877	2,617	58,481
Commodity contracts	22,578	98,424	939	121,941
Credit derivatives	—	54,333	794	55,127
Investment securities:
Securities available for sale	51,896,943	4,170,071	1,673,387	57,740,401
Debt securities
Japanese national government and Japanese government agency bonds	47,880,896	1,001,767	—	48,882,663
Japanese prefectural and municipal bonds	—	180,778	—	180,778
Foreign governments and official institutions bonds	699,034	141,473	130,720	971,227
Corporate bonds	—	1,066,068	1,460,489	2,526,557
Residential mortgage-backed securities	—	1,116,234	22,351	1,138,585
Commercial mortgage-backed securities	—	94,528	3,802	98,330
Asset-backed securities	—	447,574	54,947	502,521
Other debt securities	—	—	964	964
Marketable equity securities	3,317,013	121,649	114	3,438,776
Other investment securities	—	1,111	32,321	33,432
Others(3)(4)	588,753	218,652	10,368	817,773

Total	¥69,536,277	¥21,130,307	¥2,878,267	¥93,544,851

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥172,000	¥2,018	¥—	¥174,018
Trading derivative liabilities	112,961	11,567,211	112,992	11,793,164
Interest rate contracts	32,546	8,969,752	59,824	9,062,122
Foreign exchange contracts	105	2,415,311	42,357	2,457,773
Equity contracts	58,413	56,424	9,636	124,473
Commodity contracts	21,897	76,044	777	98,718
Credit derivatives	—	49,680	398	50,078
Obligation to return securities received as collateral	3,441,984	197,854	—	3,639,838
Others(5)	—	428,460	43,536	471,996

Total	¥3,726,945	¥12,195,543	¥156,528	¥16,079,016

Notes:

(1)	Includes securities under fair value option.
(2)	Includes investments valued at net asset value of ¥193,249 million and ¥124,627 million at March 31, 2011 and 2012, respectively. The unfunded commitments related to these investments at March 31, 2011 and 2012 were ¥5,780 million and ¥5,841 million, respectively. These investments were mainly hedge funds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Includes interest-earning deposits in other banks, receivables under resale agreements, securities received as collateral under lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivatives designated as hedging instruments.
(4)	Includes investments valued at net asset value of real estate funds, hedge funds and private equity funds, whose fair values at March 31, 2011 were ¥7,332 million, ¥3,986 million and ¥3,220 million, respectively, and those at March 31, 2012 were ¥6,046 million, ¥4,724 million and ¥3,182 million, respectively. The amounts of unfunded commitments related to these real estate funds, hedge funds and private equity funds at March 31, 2011 were ¥1,940 million, ¥2,542 million and ¥2,901 million, respectively, and those at March 31, 2012 were ¥1,589 million, ¥1,743 million and ¥2,125 million, respectively.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

Transfers Between Level 1 and Level 2

During the fiscal years ended March 31, 2011 and 2012, the transfers between Level 1 and Level 2 were not significant.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2011 and 2012. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable factors that are part of the valuation methodology.

	March 31, 2010	Total realized/ unrealized gains (losses)			Purchases, issuances and settlements	Transfer into Level 3(5)		Transfer out of Level 3(5)		March 31, 2011	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2011
		Included in earnings		Included in other changes in equity from nonowner sources
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,166,538	¥2,077	(2)	¥—	¥(98,921)	¥87,162		¥(19,445)		¥1,137,411	¥(10,933	)(2)
Debt securities
Foreign governments and official institutions bonds	171,534	(1,720)		—	(64,468)	10,211		—		115,557	(6,688)
Corporate bonds	494,987	(12,756)		—	9,697	76,949	(6)	(14,513	)(6)	554,364	(7,892)
Residential mortgage-backed securities	56,468	5,963		—	(8,743)	—		—		53,688	5,062
Commercial mortgage-backed securities	17,315	3,425		—	18,336	—		—		39,076	2,890
Asset-backed securities	389,061	(632)		—	(29,662)	—		(4,932)		353,835	(4,306)
Equity securities	37,173	7,797		—	(24,081)	2		—		20,891	1
Trading derivatives—net	(28,612)	(9,821	)(2)	5,948	(23,117)	31,005		(12,254)		(36,851)	(4,571	)(2)
Interest rate contracts—net	(45,467)	(4,991)		—	(14,513)	14,212		(9,199)		(59,958)	6
Foreign exchange contracts—net	6,440	46		5,963	(5,245)	16,826		8,881		32,911	(2,201)
Equity contracts—net	(8,272)	(982)		(15)	(1,212)	—		—		(10,481)	(2,417)
Commodity contracts—net	14,003	276		—	(1,331)	(33)		(11,936)		979	434
Credit derivatives—net	4,684	(4,170)		—	(816)	—		—		(302)	(393)
Investment securities:
Securities available for sale	2,363,609	(431	)(3)	7,476	(354,656)	503,817		(316,503)		2,203,312	(16,526	)(3)
Debt securities
Japanese prefectural and municipal bonds	3,069	9		3	(2,027)	—		—		1,054	2
Foreign governments and official institutions bonds	87,597	(378)		1,888	41,302	—		—		130,409	(296)
Corporate bonds	2,163,465	3,844		6,150	(371,409)	503,817	(6)	(297,895	)(6)	2,007,972	(14,699)
Residential mortgage-backed securities	26,827	(1,629)		180	(1,595)	—		—		23,783	(1)
Commercial mortgage-backed securities	14,475	(1,522)		863	(5,669)	—		—		8,147	(1,522)
Asset-backed securities	67,095	(733)		(1,612)	(15,350)	—		(18,608)		30,792	11
Other debt securities	990	(20)		—	(10)	—		—		960	(20)
Marketable equity securities	91	(2)		4	102	—		—		195	(1)
Other investment securities	33,904	384	(4)	(337)	2,670	—		(713)		35,908	(131	)(4)
Others	17,217	(1,489	)(4)	—	(425)	—		—		15,303	(1,182	)(4)

Total	¥3,552,656	¥(9,280)		¥13,087	¥(474,449)	¥621,984		¥(348,915)		¥3,355,083	¥(33,343)

Liabilities
Others	¥45,347	¥2,453	(4)	¥21,184	¥(3,905)	¥378		¥—		¥18,183	¥(14,902	)(4)

Total	¥45,347	¥2,453		¥21,184	¥(3,905)	¥378		¥—		¥18,183	¥(14,902)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2011	Total realized/ unrealized gains (losses)			Purchases	Issuances	Sales	Settlements	Transfer into Level 3(5)		Transfer out of Level 3(5)		March 31, 2012	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2012
		Included in earnings		Included in other changes in equity from nonowner sources
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,137,411	¥12,230	(2)	¥—	¥651,440	¥—	¥(439,127)	¥(362,779)	¥138,929		¥(61,447)		¥1,076,657	¥7,412	(2)
Debt securities
Foreign governments and official institutions bonds	115,557	10,062		—	180,506	—	(143,431)	(38,654)	25,691		—		149,731	3,385
Corporate bonds	554,364	4,595		—	182,004	—	(72,379)	(224,908)	113,206	(6)	(54,987	)(6)	501,895	3,526
Residential mortgage-backed securities	53,688	(2,041)		—	30,362	—	(65,705)	(6,180)	—		—		10,124	(44)
Commercial mortgage-backed securities	39,076	(2,412)		—	3,590	—	(37,502)	(2,752)	—		—		—	—
Asset-backed securities	353,835	(499)		—	254,096	—	(116,052)	(89,722)	—		(6,460)		395,198	(260)
Equity securities	20,891	2,525		—	882	—	(4,058)	(563)	32		—		19,709	805
Trading derivatives—net	(36,851)	(19,907	)(2)	2,305	293	(2,894)	—	(25,587)	69,757		(14,574)		(27,458)	(27,094	)(2)
Interest rate contracts—net	(59,958)	16,410		(92)	—	(22)	—	(7,110)	6,692		(824)		(44,904)	12,483
Foreign exchange contracts—net	32,911	(42,595)		2,372	278	(2,850)	—	(17,335)	64,141		(13,015)		23,907	(43,490)
Equity contracts—net	(10,481)	6,030		33	—	(5)	—	(1,260)	(1,336)		—		(7,019)	4,502
Commodity contracts—net	979	(131)		—	15	(17)	—	(31)	82		(735)		162	(149)
Credit derivatives—net	(302)	379		(8)	—	—	—	149	178		—		396	(440)
Investment securities:
Securities available for sale	2,203,312	4,491	(3)	(1,999)	268,123	—	(39,480)	(723,693)	193,510		(230,877)		1,673,387	(9,983	)(3)
Debt securities
Japanese prefectural and municipal bonds	1,054	3		(2)	—	—	—	(1,055)	—		—		—	—
Foreign governments and official institutions bonds	130,409	(229)		2,258	3,660	—	(92)	(5,286)	—		—		130,720	(65)
Corporate bonds	2,007,972	4,984		(2,421)	185,960	—	(39,120)	(659,580)	193,510	(6)	(230,816	)(6)	1,460,489	(9,732)
Residential mortgage-backed securities	23,783	(24)		66	3,000	—	(206)	(4,268)	—		—		22,351	(2)
Commercial mortgage-backed securities	8,147	127		343	—	—	—	(4,815)	—		—		3,802	—
Asset-backed securities	30,792	(374)		(2,249)	75,467	—	—	(48,689)	—		—		54,947	(191)
Other debt securities	960	4		—	—	—	—	—	—		—		964	7
Marketable equity securities	195	—		6	36	—	(62)	—	—		(61)		114	—
Other investment securities	35,908	(1,897	)(4)	(68)	4,102	—	(5,289)	(16)	—		(419)		32,321	(1,537	)(4)
Others	15,303	(1,353	)(4)	—	698	—	(1)	(11)	—		(4,268)		10,368	(1,361	)(4)

Total	¥3,355,083	¥(6,436)		¥238	¥924,656	¥(2,894)	¥(483,897)	¥(1,112,086)	¥402,196		¥(311,585)		¥2,765,275	¥(32,563)

Liabilities
Others	¥18,183	¥(42,231	)(4)	¥6,864	¥—	¥6,220	¥—	¥(17,450)	¥1,640		¥(424)		¥43,536	¥(34,071	)(4)

Total	¥18,183	¥(42,231)		¥6,864	¥—	¥6,220	¥—	¥(17,450)	¥1,640		¥(424)		¥43,536	¥(34,071)

Notes:

(1)	Includes Trading securities under fair value option.
(2)	Included in Trading account profits—net and in Foreign exchange gains—net.
(3)	Included in Investment securities gains—net.
(4)	Included in Trading account profits—net.
(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the period.
(6)	Transfers out of and transfer into Level 3 for corporate bonds were due principally to changes in the impact of unobservable credit worthiness inputs of the private placement bonds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2011 and 2012:

	March 31, 2011				March 31, 2012
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥5,185	¥5,185	¥—	¥—	¥32,400	¥32,400
Loans	12,243	14,843	343,696	370,782	10,888	19,692	332,963	363,543
Loans held for sale	—	1,901	4,726	6,627	—	1,898	78	1,976
Collateral dependent loans	12,243	12,942	338,970	364,155	10,888	17,794	332,885	361,567
Premises and equipment	—	—	10,371	10,371	—	—	18,740	18,740
Intangible assets	—	—	32,833	32,833	—	—	34,729	34,729
Other assets	145,791	—	20,128	165,919	464,819	—	11,665	476,484
Investments in equity method investees(1)	145,791	—	13,853	159,644	464,819	—	6,223	471,042	(2)
Other	—	—	6,275	6,275	—	—	5,442	5,442

Total	¥158,034	¥14,843	¥412,213	¥585,090	¥475,707	¥19,692	¥430,497	¥925,896

Notes:

(1)	Includes investments valued at net asset value of ¥14,098 million and ¥8,400 million at March 31, 2011 and 2012, respectively. The unfunded commitments related to these investments are ¥5,407 million and ¥4,324 million at March 31, 2011 and 2012, respectively. These investments are private equity funds.
(2)	Reflected impairment losses on Morgan Stanley’s common stock, which were converted from Morgan Stanley convertible preferred stock on June 30, 2011. See Note 2 for the details.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the nonrecurring changes in fair value which have been recorded during the fiscal years ended March 31, 2011 and 2012:

	Losses (Gains) for the fiscal year ended
	March 31, 2011		March 31, 2012
	(in millions)
Investment securities	¥3,364		¥6,060
Loans	160,862		173,242
Loans held for sale	1,263		82
Collateral dependent loans	159,599		173,160
Premises and equipment	11,497		11,983
Intangible assets	26,566		30,986
Other assets	51,326		584,843
Investments in equity method investees	49,394	(1)	581,649	(1)
Other	1,932		3,194

Total	¥253,615		¥807,114

Note:

(1)	Includes impairment losses on Morgan Stanley’s common stock, which was converted from Morgan Stanley convertible preferred stock on June 30, 2011. See Note 2 for the details on the impairment losses for the fiscal year ended March 31, 2012.

Investment securities include mainly impaired cost-method investments which were written down to fair value during the period. The fair values are determined based on recent financial position and projected future cash flows of investees.

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

Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment. The MUFG Group records impairment losses when a decline in fair value below cost is other than temporary. The impairment losses are included in Equity in losses of equity method investees-net in the consolidated statements of income. When investments in equity method investees are marketable equity securities, the fair values are determined based on quoted market prices. Impaired investments in equity method investees which are marketable equity securities are classified in either Level 1 or Level 2 of the valuation hierarchy. When investments in equity method investees are nonmarketable equity securities, the fair values are determined using the same methodologies as impaired nonmarketable equity securities described above. Impaired investments in equity method investees which are nonmarketable equity securities are classified in Level 3 of the valuation hierarchy. For the fiscal years ended March 31, 2011 and 2012, the MUFG Group recorded impairment losses on investments in Morgan Stanley. See Note 2 for the details on the impairment losses for the fiscal year ended March 31, 2012.

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

The MUFG Group also elected the fair value option for certain financial instruments held by MUSHD’s foreign subsidiaries because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in Interest-earning deposits in other banks and Receivables under resale agreements. These financial liabilities are included in Other short-term borrowings and Long-term debt. Unrealized gains and losses on such financial instruments are recognized in the consolidated statements of income.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the gains or losses recorded during the fiscal years ended March 31, 2011 and 2012 related to the eligible instruments for which the MUFG Group elected the fair value option:

	For the fiscal year ended March 31,
	2011			2012
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Interest-earning deposits in other banks	¥243	¥—	¥243	¥17	¥—	¥17
Receivables under resale agreements(1)	4,736	—	4,736	1,332	—	1,332
Trading account securities	68,618	(837,459)	(768,841)	439,854	57,055	496,909

Total	¥73,597	¥(837,459)	¥(763,862)	¥441,203	¥57,055	¥498,258

Financial liabilities:
Other short-term borrowings(1)	¥(454)	¥—	¥(454)	¥(1,310)	¥—	¥(1,310)
Long-term debt(1)	(114,528)	—	(114,528)	(35,336)	—	(35,336)

Total	¥(114,982)	¥—	¥(114,982)	¥(36,646)	¥—	¥(36,646)

Note:

(1)	Change in value attributable to the instrument-specific credit risk related to those financial assets and liabilities are not material.

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2011 and 2012 for long-term receivables and debt instruments for which the fair value option has been elected:

	2011			2012
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial assets:
Receivables under resale agreements	¥26,000	¥26,192	¥192	¥26,000	¥26,056	¥56

Total	¥26,000	¥26,192	¥192	¥26,000	¥26,056	¥56

Financial liabilities:
Long-term debt	¥722,752	¥575,969	¥(146,783)	¥664,095	¥524,758	¥(139,337)

Total	¥722,752	¥575,969	¥(146,783)	¥664,095	¥524,758	¥(139,337)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest income and expense and dividend income related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates specified in the transactions and reported in the consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

Estimated Fair Value of Financial Instruments

In addition to financial instruments measured and disclosed on a fair value basis, the disclosure of the estimated fair value of financial instruments that are not carried at fair value is also required. The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2011 and 2012:

	2011		2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash and due from banks, Interest-earning deposits in other banks, Call loans and funds sold, and Receivables under resale agreements and Receivable under securities borrowing transactions	¥19,486	¥19,486	¥17,344	¥17,344
Trading account assets, excluding derivatives	18,792	18,792	23,395	23,395
Investment securities	58,536	59,002	60,465	60,704
Loans, net of allowance for credit losses	86,262	87,054	91,013	92,083
Other financial assets	4,677	4,677	6,459	6,459
Derivative financial instruments:
Trading activities	10,033	10,033	11,558	11,558
Activities qualifying for hedges	2	2	—	—
Financial liabilities:
Non-interest-bearing deposits, Call money and funds purchased, and Payables under repurchase agreements and Payables under securities lending transactions	¥35,544	¥35,544	¥39,036	¥39,036
Interest-bearing deposits	117,894	117,960	121,805	121,876
Trading account liabilities, excluding derivatives	31	31	174	174
Obligations to return securities received as collateral	3,268	3,268	3,640	3,640
Due to trust account	634	634	627	627
Other short-term borrowings	8,488	8,488	10,882	10,882
Long-term debt	13,357	13,557	12,593	12,823
Other financial liabilities	4,635	4,635	5,250	5,250
Derivative financial instruments:
Trading activities	9,878	9,878	11,793	11,793
Activities qualifying for hedges	—	—	1	1

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment securities—The fair values of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have quoted market prices or secondary market prices available. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock in the future, issued by public companies are determined by utilizing commonly accepted valuation models, which applies a logic to derive a fair value using the present value of dividend cash flows and option prices. For option prices, the Trinomial Tree Method determines possible paths of future stock prices using a forward rate for a common stock, and the price is calculated by multiplying the possible paths of future stock prices by the expected cash flows generated from the probability of exercising options or upon exercising of the options. Parameters used for the valuation include but are not limited to stock price, volatility and credit spread. The valuation is performed on a quarterly basis. At the time of any sale, the MUFG Group generally separately calculates a valuation to be used in sales price negotiations with the counterparty. The price agreed between the MUFG Group and a counterparty is also used as a reference for validating the appropriateness of previous valuations of the investment. The MUFG Group performs periodic validation of the valuation models. Specifically, the sensitivity and appropriateness of parameters are verified by using different valuation models employed by the MUFG Group. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted market price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous unlisted companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The amounts not included in the above summary are ¥515 billion and ¥570 billion at March 31, 2011 and 2012, respectively.

Loans—The fair value of loans are estimated by discounting expected future cash flows based on types of loans, internal ratings and possibility of prepayment using the discount rates which include adjustments to reflect the expectations about possible variations to the current market rates. For certain residential loans with variable interest rates provided to individual home owners, the carrying amount is presented as the fair value since such carrying amount approximates the fair value, unless the creditworthiness of the borrower has changed significantly since the loan origination. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For receivables from bankrupt, virtually bankrupt, and likely to become bankrupt borrowers, credit loss is estimated based on the present value of expected future cash flows or the expected amount to be collected from collaterals and guarantees. The carrying amount is presented as the fair value since the fair value approximates such carrying amount.

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥771 billion and ¥1,131 billion at March 31, 2011 and 2012, respectively.

Non-interest-bearing deposits, Call money and funds purchased, Payables under repurchase agreements and Payable under securities lending transactions—For non-interest-bearing deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For call money and funds purchased, payables under repurchase agreements and payable under securities lending transactions, the carrying amount are reasonable estimate of the fair value because of their short-term nature and limited credit risk.

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

Long-term debt—The fair value of corporate bonds issued by the MUFG Group is determined based on market price of those corporate bonds. The fair value of fixed rate corporate bonds without market prices is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting premium applicable to the MUFG Group. For variable rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value since such carrying amount approximates the fair value. This is on the basis that the market interest rate is reflected in the fair value of such corporate bonds because such bond terms were set within a short time period and that there has been no significant impact on the fair value of those bonds.

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

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2011 and 2012 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2011 and 2012. These amounts have not been comprehensively reevaluated since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

30.    STOCK-BASED COMPENSATION

The following describes the stock-based compensation plans of MUFG, BTMU, MUTB, MUSHD, MUMSS and UNBC.

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

The contractual term of the Stock Acquisition Rights is approximately 30 years from the date of grant. Some of the Stock Acquisition Rights vest on the date of grant and the rest of the rights graded-vest depending on the holders’ service periods as officers. The Stock Acquisition Rights are only exercisable after the date on which the following conditions are met: (1) holder as a director or an executive officer loses the status of both director and executive officer, and (2) a holder as a corporate auditor loses the status of a corporate auditor. The exercise price is ¥1 per share.

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU, MUTB, MUSHD and MUMSS for the fiscal year ended March 31, 2012:

	Fiscal year ended March 31, 2012
	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			(in years)	(in millions)
Outstanding, beginning of fiscal year	14,857,200	¥1
Granted	8,323,100	1
Exercised	(3,639,600)	1
Forfeited or Expired	(166,500)	1

Outstanding, end of fiscal year	19,374,200	¥1	28.33	¥7,963

Exercisable, end of fiscal year	—	¥—	—	¥—

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

	Fiscal year ended March 31,
	2011	2012
Risk-free interest rate	0.23%	0.29%
Expected volatility	43.97%	44.96%
Expected term (in years)	4	4
Expected dividend yield	2.91%	3.13%

The weighted-average grant date fair value of the Stock Acquisition Rights granted for the fiscal years ended March 31, 2011 and 2012 was ¥36,600 and ¥33,700 per 100 shares, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group recognized ¥2,839 million and ¥2,771 million of compensation costs related to the Stock Acquisition Rights with ¥1,155 million and ¥1,127 million of the corresponding tax benefit for the fiscal years ended March 31, 2011 and 2012, respectively. As of March 31, 2012, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥547 million and it is expected to be recognized over a period of three months.

Cash received from the exercise of the Stock Acquisition Rights for the fiscal year ended March 31, 2012 was ¥4 million. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights was ¥821 million for the fiscal year ended March 31, 2012.

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

Under the Stock Bonus Plan, the restricted stock unit participants do not have dividend rights, voting rights or other stockholder rights. The grant date fair value of these awards is equal to the closing price of the MUFG ADRs on date of grant.

The following table is a summary of UNBC’s management stock plan:

Grant Date	Units Granted	Fair Value of Stock	Vesting Duration	Pro-rata Vesting Date
Grant Date
November 15, 2010	3,995,505	$4.72	3 years	April 15
April 15, 2011	4,754,105	4.69	3 years	April 15
July 15, 2011	180,740	4.94	3 years	July 15

The following table is a rollforward of the restricted stock units under the Stock Bonus Plan for the fiscal years ended December 31, 2010 and 2011:

	Restricted Stock Units
	2010	2011
Units outstanding, beginning of year	—	3,943,590
Activity during the year:
Granted	3,995,505	4,934,845
Vested	10,595	1,435,268
Forfeited	41,320	304,833

Units outstanding, end of year	3,943,590	7,138,334

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table is a summary of UNBC’s compensation costs, the corresponding tax benefit for the fiscal years ended December 31, 2010 and 2011, and unrecognized compensation costs as of December 31, 2010 and 2011:

	December 31,
	(in millions)
	2010	2011
Compensation costs	$3	$15
Tax benefit	1	6
Unrecognized compensation costs	16	22

31.    PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTMU and MUTB are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Also, retained earnings of these banking subsidiaries are restricted, except for ¥4,409,177 million, in accordance with the statutory reserve requirements under the Company Law at March 31, 2012 (see Notes 17 and 19).

The following table presents the parent company only financial information of MUFG:

Condensed Balance Sheets

	2011	2012
	(in millions)
Assets:
Cash and interest-earning deposits with banks	¥151,531	¥132,431
Investments in subsidiaries and affiliated companies	9,607,046	10,788,927
Investment in Morgan Stanley(1)	956,576	—	(1)
Other assets	97,435	66,227

Total assets	¥10,812,588	¥10,987,585

Liabilities and Shareholders’ equity:
Short-term borrowings from subsidiaries	¥1,566,981	¥1,849,072
Long-term debt from subsidiaries and affiliated companies	792,203	383,903
Long-term debt	22	28
Other liabilities	117,683	171,424

Total liabilities	2,476,889	2,404,427

Total shareholders’ equity	8,335,699	8,583,158

Total liabilities and shareholders’ equity	¥10,812,588	¥10,987,585

Note:

(1)	Investment in Morgan Stanley at March 31, 2012 is included in Investments in subsidiaries and affiliated companies since Morgan Stanley became an affiliated company on June 30, 2011. See Note 2 for more information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Income

	2010	2011	2012
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥203,443	¥341,687	¥270,923
Dividends from Morgan Stanley(1)	78,244	71,216	—	(1)
Gain on conversion rate adjustment of Morgan Stanley’s convertible preferred stock	—	—	139,320
Management fees from subsidiaries	17,522	16,510	16,708
Interest income	8	102	99
Foreign exchange gains—net	43,461	93,310	32,237
Other income	5,946	1,923	5,614

Total income	348,624	524,748	464,901

Expense:
Operating expenses	15,296	13,981	14,515
Interest expense to subsidiaries and affiliated companies	41,921	42,752	37,905
Interest expense	4,087	2,856	1,196
Other expense	1,326	934	923

Total expense	62,630	60,523	54,539

Equity in undistributed net income of subsidiaries and affiliated companies—net	622,107	52,751	55,139

Income before income tax expense	908,101	516,976	465,501
Income tax expense	39,439	64,331	49,270

Net income	¥868,662	¥452,645	¥416,231

Note:

(1)	Dividends from Morgan Stanley for the fiscal year ended March 31, 2012 are included in Dividends from subsidiaries and affiliated companies since Morgan Stanley became an affiliated company on June 30, 2011. See Note 2 for more information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	2010	2011	2012
	(in millions)
Operating activities:
Net income	¥868,662	¥452,645	¥416,231
Adjustments and other	(643,734)	(111,730)	(133,368)

Net cash provided by operating activities	224,928	340,915	282,863

Investing activities:
Proceeds from sales and redemption of stock investment in subsidiaries and affiliated companies	1,526	250,000	17,371
Purchases of equity investments in subsidiaries and affiliated companies	(1,453,127)	(89,042)	(20,000)
Purchases of other investment securities	(5)	—	—
Net decrease (increase) in interest-earning deposits with banks	(49,663)	(70,502)	18,696
Other—net	(5,833)	(1,486)	(7,245)

Net cash provided by (used in) investing activities	(1,507,102)	88,970	8,822

Financing activities:
Net increase in short-term borrowings from subsidiaries	143,403	531,197	66,600
Proceeds from issuance of long-term debt to subsidiaries and affiliated companies	380,499	—	—
Repayment of long-term debt	(100,007)	(230,025)	(8)
Repayment of long-term debt to subsidiaries and affiliated companies	(12,800)	(295,652)	(169,710)
Proceeds from issuance of common stock, net of stock issue expenses	1,026,341	—	—
Proceeds from sales of treasury stock	30	4	3
Payments for acquisition of preferred stock	—	(250,000)	—
Payments to acquire treasury stock	(246)	(30)	(12)
Dividends paid	(149,551)	(190,455)	(187,616)
Other—net	(2,269)	(386)	(1,346)

Net cash provided by (used in) financing activities	1,285,400	(435,347)	(292,089)

Net increase (decrease) in cash and cash equivalents	3,226	(5,462)	(404)
Cash and cash equivalents at beginning of fiscal year	13,262	16,488	11,026

Cash and cash equivalents at end of fiscal year	¥16,488	¥11,026	¥10,622

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

The Preferred Securities are non-dilutive and not convertible into MUFG’s common shares. The Preferred Securities were included as part of MUFG’s Tier I capital at March 31, 2011 and 2012 under its capital adequacy requirements.

These funding vehicles are not consolidated as the MUFG Group’s subsidiaries. See Note 23 for discussion. The funds raised through such funding vehicles are primarily loaned to the MUFG Group and presented as Long-term debt in the consolidated balance sheet at March 31, 2011 and 2012.

On July 25, 2011, MUFG redeemed a total of ¥120,000,000,000 of non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 3 Limited.

33.    SUBSEQUENT EVENTS

MUFG has evaluated subsequent events requiring recognition or disclosure in the consolidated financial statements through the date these consolidated financial statements were issued.

Approval of Dividends

On June 28, 2012, the shareholders approved the payment of cash dividends to the shareholders of record on March 31, 2012, of ¥57.50 per share of Class 5 Preferred Stock, ¥2.65 per share of Class 11 Preferred Stock, totaling ¥8,970 million, and ¥6.00 per share of Common stock, totaling ¥84,927 million.

Stock Compensation Type Stock Options (Stock Acquisition Rights)

On July 18, 2012, MUFG allotted the directors, executive officers, corporate auditors and senior fellows of MUFG, BTMU, MUTB, MUSHD and MUMSS stock acquisition rights to acquire an aggregate amount of 8,373,600 shares of MUFG’s common stock. The stock acquisition rights have an exercise price of ¥1 per common share, and are exercisable until July 17, 2042.

* * * * *

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ KATSUNORI NAGAYASU
Name:	Katsunori Nagayasu
Title:	President & Chief Executive Officer

Date: July 23, 2012

EXHIBIT INDEX

Exhibit	Description
1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English translation)*

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)**

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)**

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English Translation)*

2(a)	Form of American Depositary Receipt.

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.

4(a)	Transaction Agreement, dated as of April 21, 2011, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.**

4(b)	Amended and Restated Investor Agreement, dated as of June 30, 2011, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.**

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11	Ethical framework and code of conduct, compliance rules, compliance manual and rules of employment of Mitsubishi UFJ Financial Group, Inc. applicable to its directors and managing officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. (English translation of relevant sections)**

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 2, 2009.
**	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 28, 2011.