Form 20-F
period 2013-03-31
MITSUBISHI UFJ FINANCIAL GROUP INC
filed 2013-07-22
CIK 67088

As filed with the Securities and Exchange Commission on July 22, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

Hiroshi Fukunaga, +81-3-3240-8111, +81-3-3240-7073, same address as above

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

Restricted Share Units granting rights to common stock pursuant to The Bank of Tokyo-Mitsubishi UFJ, Ltd. Headquarters for the Americas Stock Bonus Plan

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At March 31, 2013, (1) 14,158,585,720 shares of common stock (including 4,374,857 shares of common stock held by the registrant and its consolidated subsidiaries as treasury stock), (2) 156,000,000 shares of first series of class 5 preferred stock, and (3) 1,000 shares of class 11 preferred stock.

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

Yes  ☐    No   ☒

For purposes of this Annual Report, we have presented our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for risk-adjusted capital ratios, business segment financial information and some other specifically identified information. Unless otherwise stated or the context otherwise requires, all amounts in our financial statements are expressed in Japanese yen.

When we refer in this Annual Report to “MUFG,” “we,” “us,” “our” and the “Group,” we generally mean Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries, but from time to time as the context requires, we mean Mitsubishi UFJ Financial Group, Inc. as an individual legal entity. Similarly, references to “MTFG” and “UFJ Holdings” are to Mitsubishi Tokyo Financial Group, Inc. and to UFJ Holdings, Inc., as single entities, respectively, as well as to MTFG and UFJ Holdings and their respective consolidated subsidiaries, as the context requires. Unless the context otherwise requires, references in this Annual Report to the financial results or business of the “MTFG group” and the “UFJ group” refer to those of MTFG and UFJ Holdings and their respective consolidated subsidiaries. In addition, our “banking subsidiaries” refers to The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation and, as the context requires, their respective consolidated subsidiaries engaged in the banking business. References in this Annual Report to “yen” or “¥” are to Japanese yen, references to “U.S. dollars,” “U.S. dollar,” “dollars,” “U.S.$” or “$” are to United States dollars, references to “euro” or “€” are to the currency of the member states of the European Monetary Union, and references to “£” are to British pounds sterling. Unless the context otherwise requires, references to the “Great East Japan Earthquake” generally mean the earthquake and the ensuing tsunami in the northeastern region of Japan that occurred on March 11, 2011, as well as the subsequent accidents at the Fukushima Daiichi Nuclear Power Plants. Our fiscal year ends on March 31 of each year. References to years not specified as being fiscal years are to calendar years.

We usually hold the ordinary general meeting of shareholders of Mitsubishi UFJ Financial Group, Inc. in June of each year in Tokyo.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with or submitted to the U.S. Securities and Exchange Commission, or SEC, including this Annual Report, and other reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. We rely on this safe harbor in making these forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our current intent, business plan, targets, belief or expectations or the current belief or current expectations of our management with respect to our results of operations and financial condition, including, among other matters, our problem loans and loan losses. In many, but not all cases, we use words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk,” “will,” “may” and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are aimed, anticipated, believed, estimated, expected, intended or planned, or otherwise stated.

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

Except for risk-adjusted capital ratios, which are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, and the average balance information, the selected financial data set forth below are derived from our consolidated financial statements prepared in accordance with U.S. GAAP.

Following the conversion of the convertible preferred stock issued to us by Morgan Stanley into shares of Morgan Stanley’s common stock on June 30, 2011, we adopted the equity method of accounting for our investment in Morgan Stanley beginning in the fiscal year ended March 31, 2012. Accordingly, certain financial data for the fiscal years ended March 31, 2010 and 2011 have been retroactively adjusted on a step-by-step basis as if the equity method of accounting had been in effect during the previous reporting periods.

You should read the selected financial data set forth below in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and other financial data included elsewhere in this Annual Report. These data are qualified in their entirety by reference to all of that information.

	Fiscal years ended March 31,
	2009	2010		2011		2012		2013
	(in millions, except per share data and number of shares)
Statement of operations data:
Interest income(1)	¥3,895,794	¥2,757,866		¥2,550,144		¥2,595,956		¥2,427,521
Interest expense	1,599,389	774,400		670,673		640,139		556,418

Net interest income	2,296,405	1,983,466		1,879,471		1,955,817		1,871,103
Provision for credit losses	626,947	647,793		292,035		223,809		144,542

Net interest income after provision for credit losses	1,669,458	1,335,673		1,587,436		1,732,008		1,726,561
Non-interest income	175,099	2,469,411		1,694,822		1,440,576		2,067,909
Non-interest expense	3,608,784	2,508,060		2,460,446		2,322,642		2,378,599

Income (loss) before income tax expense (benefit)	(1,764,227)	1,297,024		821,812		849,942		1,415,871
Income tax expense (benefit)	(259,928)	413,105		433,625		429,191		296,020

Net income (loss) before attribution of noncontrolling interests	(1,504,299)	883,919		388,187		420,751		1,119,851
Net income (loss) attributable to noncontrolling interests	(36,259)	15,257		(64,458)		4,520		50,727

Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(1,468,040)	¥868,662		¥452,645		¥416,231		¥1,069,124

Net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	¥(1,491,593)	¥846,984		¥431,705		¥398,291		¥1,051,184

Amounts per share:
Basic earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	¥(137.84)	¥68.72		¥30.55		¥28.17		¥74.30
Diluted earnings (loss) per common share—net income (loss) available to common shareholders of Mitsubishi UFJ Financial Group	(137.84)	68.59		30.43		28.09		74.16
Number of shares used to calculate basic earnings (loss) per common share (in thousands)	10,821,091	12,324,315		14,131,567		14,140,136		14,148,060
Number of shares used to calculate diluted earnings (loss) per common share (in thousands)	10,821,091	12,332,681	(2)	14,144,737	(2)	14,156,820	(2)	14,169,080	(2)
Cash dividends per share declared during the fiscal year:
—Common stock	¥14.00	¥11.00		¥12.00		¥12.00		¥12.00
	$0.14	$0.12		$0.14		$0.15		$0.15
—Preferred stock (Class 3)	¥60.00	¥60.00		¥30.00		—		—
	$0.61	$0.65		$0.34		—		—
—Preferred stock (Class 5)	—	¥100.50	(3)	¥115.00		¥115.00		¥115.00
	—	$1.10		$1.33		$1.45		$1.42
—Preferred stock (Class 8)	¥7.95	—		—		—		—
	$0.07	—		—		—		—
—Preferred stock (Class 11)	¥5.30	¥5.30		¥5.30		¥5.30		¥5.30
	$0.05	$0.06		$0.06		$0.07		$0.07
—Preferred stock (Class 12)	¥11.50	—		—		—		—
	$0.12	—		—		—		—

	At March 31,
	2009	2010	2011	2012	2013
	(in millions)
Balance sheet data:
Total assets	¥193,499,417	¥200,081,462	¥202,850,243	¥215,202,514	¥230,559,276
Loans, net of allowance for credit losses	99,153,703	90,870,295	86,261,519	91,012,736	97,254,242
Total liabilities	187,032,297	190,980,363	194,187,331	206,344,067	219,617,296
Deposits	128,331,052	135,472,496	136,631,704	139,493,730	148,209,739
Long-term debt	13,273,288	14,162,424	13,356,728	12,593,062	12,182,358
Total equity	6,467,120	9,101,099	8,662,912	8,858,447	10,941,980
Capital stock—common stock	1,127,552	1,643,238	1,644,132	1,645,144	1,646,035

	Fiscal years ended March 31,
	2009	2010	2011	2012	2013
	(in millions, except percentages)
Other financial data:
Average balances:
Interest-earning assets	¥173,242,745	¥175,370,688	¥180,260,385	¥184,179,147	¥193,824,256
Interest-bearing liabilities	156,084,859	158,156,363	161,344,664	165,420,569	173,399,441
Total assets	196,214,390	195,571,703	204,781,984	211,835,389	225,682,785
Total equity	8,069,262	7,871,505	8,987,129	8,594,310	9,244,530
Return on equity and assets:
Net income (loss) available to common shareholders as a percentage of total average assets	(0.76)%	0.43%	0.21%	0.19%	0.47%
Net income (loss) available to common shareholders as a percentage of total average equity	(18.48)%	10.76%	4.80%	4.63%	11.37%
Dividends per common share as a percentage of basic earnings per common share	— (4)	16.01%	39.28%	42.60%	16.15%
Total average equity as a percentage of total average assets	4.11%	4.02%	4.39%	4.06%	4.10%
Net interest income as a percentage of total average interest-earning assets	1.33%	1.13%	1.04%	1.06%	0.97%

Credit quality data:
Allowance for credit losses	¥1,156,638	¥1,315,615	¥1,240,456	¥1,285,507	¥1,335,987
Allowance for credit losses as a percentage of loans	1.15%	1.43%	1.42%	1.39%	1.36%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥1,792,597	¥2,007,619	¥2,064,477	¥2,178,541	¥2,322,504
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	1.79%	2.18%	2.36%	2.36%	2.36%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	64.52%	65.53%	60.09%	59.01%	57.52%
Net loan charge-offs	¥576,852	¥468,400	¥342,100	¥173,370	¥112,862
Net loan charge-offs as a percentage of average loans	0.58%	0.49%	0.39%	0.20%	0.12%
Average interest rate spread	1.23%	1.08%	0.99%	1.02%	0.93%
Risk-adjusted capital ratio calculated under Japanese GAAP(5)	11.77%	14.87%	14.89%	14.91%	16.68%

Notes:
(1)	Interest income for the fiscal year ended March 31, 2012 includes a gain of ¥139,320 million on conversion rate adjustment of Morgan Stanley’s convertible preferred stock. Exclusive of the one-time gain associated with the conversion, interest income would have been lower for the fiscal year ended March 31, 2012.
(2)	Includes the common shares potentially issuable upon conversion of the Class 11 Preferred Stock.
(3)	Includes a cash dividend of ¥43.00 per share declared at the ordinary annual meeting of shareholders held on June 26, 2009, which was the annual dividend declared for the fiscal year ended March 31, 2009, and a cash dividend of ¥57.50 per share declared at the board of director’s meeting held on November 18, 2009, which represented one-half of the annual dividend declared for the fiscal year ended March 31, 2010.
(4)	Dividends per common share as a percentage of basic loss per common share has not been presented because such information is not meaningful.
(5)	Risk-adjusted capital ratios have been calculated in accordance with Japanese banking regulations as applicable on the relevant calculation date, based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP. For a description of the applicable capital ratio calculation and other requirements applicable, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

Exchange Rate Information

The tables below set forth, for each period indicated, the noon buying rate in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per U.S.$1.00. On July 5, 2013, the noon buying rate was ¥100.94 to U.S.$1.00 and the inverse noon buying rate was U.S.$0.99 to ¥100.00.

	Year 2013
	February	March	April	May	June	July(1)
High	¥93.64	¥96.16	¥99.61	¥103.52	¥100.15	¥100.94
Low	¥91.38	¥93.32	¥92.96	¥97.28	¥94.29	¥99.62

Note:
(1)	Period from July 1, 2013 to July 5, 2013.

	Fiscal years ended March 31,
	2009	2010	2011	2012	2013
Average (of month-end rates)	¥100.85	¥92.49	¥85.00	¥78.86	¥83.26

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our performance is particularly affected by the general economic conditions of Japan where we are headquartered and conduct a significant amount of our business. As of March 31, 2011, 2012 and 2013, 71.9%, 69.1% and 65.9% of our total assets were related to Japanese domestic assets, respectively, including Japanese national government and Japanese government agency bonds, which accounted for 77.5%, 81.1% and 80.4% of our total investment securities portfolio, and 22.6%, 23.0% and 21.6% of our total assets, respectively. Interest and non-interest income in Japan represented 67.1% of our total interest and non-interest income for the fiscal year ended March 31, 2013. Furthermore, as of March 31, 2013, our loans in Japan accounted for 70.4% of our total loans outstanding.

There is still significant uncertainty surrounding Japan’s economy. The Japanese economy slowed down in the quarter ended June 30, 2011 following the Great East Japan Earthquake in March 2011 and again in the third quarter ended December 31, 2011 as overseas economies deteriorated and the Japanese yen appreciated against other major currencies. Since Shinzo Abe became Japan’s new prime minister in December 2012, the new government has put forth a series of new policies, including emergency economic measures and a supplementary budget, expanded monetary easing, and a growth strategy. If these policies prove ineffective, however, the growing financial burden of the Japanese government may adversely affect Japan’s economy. For example, if the prices of Japanese government bonds decrease, resulting in unexpectedly higher interest rates, our investment securities portfolio as well as our lending, borrowing, trading and other operations may be negatively impacted. In addition, under the legislation enacted by the Japanese Diet in August 2012, the consumption tax rate will increase from the current 5% to 8% in April 2014 and further to 10% by October 2015, which may significantly weaken consumer spending in Japan. Furthermore, the Japanese government’s energy policy, including financial assistance to electric utility companies and development of alternative sources of energy, may place significant additional budgetary constraints on Japan. In recent periods, several credit rating agencies have downgraded the credit ratings of Japan’s sovereign debt, including a downgrade by Moody’s Japan K.K., or Moody’s, in August 2011 and a downgrade by Fitch Ratings Japan Limited, or Fitch, in May 2012. For a more detailed discussion of the risks related to increases in interest rates, see “—Risks Related to Our Business—Increases in interest rates could adversely affect the value of our bond portfolio.”

Instability in the Japanese stock market and foreign currency exchange rates may also have a significant adverse impact on our asset and liability management as well as our results of operations. Various other factors, including stagnation or deterioration of economic and market conditions in other countries, and growing global competition, may also have a material negative impact on the Japanese economy. For a detailed discussion on the business environment in Japan and abroad, see “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Since our domestic loans in Japan accounted for a significant portion of our loan portfolio, deteriorating or stagnant economic conditions in Japan may cause adverse effects on our financial results, such as increases in credit costs, as the credit quality of some borrowers could deteriorate. For example, due to the intensifying global competition and weakening consumer spending in recent periods, some Japanese companies, including electronics manufacturers, have experienced significant financial difficulties. For a further discussion, see “—Risks Related to Our Business—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.”

If the global economy deteriorates further, our credit-related losses may increase, and the value of the financial instruments we hold may decrease, resulting in losses.

Global economic conditions remain volatile, and it is uncertain how the global economy will evolve over time. Especially, the financial turmoil caused by the credit crises in some European countries has negatively impacted wider markets, including those of both emerging and developed countries. As of March 31, 2013, based principally on the domicile of the obligors, assets related to Europe accounted for approximately 10.1% of our total assets, assets related to Asia and Oceania excluding Japan accounted for approximately 6.9% of our total assets, and assets related to the United States accounted for approximately 13.3% of our total assets. If the global economy deteriorates or the global economic recovery significantly slows down again, the availability of credit may become limited, and some of our borrowers may default on their loan obligations to us, increasing our credit losses. In addition, concerns over the sovereign debt problem in some European countries may limit liquidity in the global financial markets. Some of our credit derivative transactions may also be negatively affected, including the protection we sold through single name credit default swaps, index and basket credit default swaps, and credit linked notes. The notional amounts of these protections sold as of March 31, 2013 were ¥2.64 trillion, ¥0.62 trillion and ¥0.01 trillion, respectively. In addition, if credit market conditions worsen, our capital funding structure may need to be adjusted or our funding costs may increase, which could have a material adverse impact on our financial condition and results of operations.

Furthermore, we have incurred losses, and may incur further losses, as a result of changes in the fair value of our financial instruments resulting from weakening market conditions. For example, declines in the fair value of our investment securities, particularly equity investment securities, resulted in our recording impairment losses of ¥139.0 billion, ¥195.7 billion and ¥124.2 billion for the fiscal years ended March 31, 2011, 2012 and 2013, respectively. As of March 31, 2013, approximately 43.5% of our total assets were financial instruments for which we measure fair value on a recurring basis, and less than 0.5% of our total assets were financial instruments for which we measure fair value on a non-recurring basis. Generally, in order to establish the fair value of these instruments, we rely on quoted prices. If the value of these financial instruments declines, a corresponding write-down may be recognized in our consolidated statements of income. In addition, because we hold a large amount of investment securities, short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. For more information on our valuation method for financial instruments, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

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

As a percentage of total loans, nonaccrual and restructured loans and accruing loans contractually past due 90 days or more ranged from 1.79% to 2.36% as of the five most recent fiscal year-ends, reaching its highest level of 2.36% as of the three most recent fiscal year ends. Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more increased to ¥2.32 trillion at March 31, 2013, from ¥2.18 trillion at March 31, 2012, primarily due to an increase in such loans in our domestic loan portfolio. If the economic conditions in Japan worsen again, our problem loans and credit-related expenses may increase. An increase in problem loans and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base. For a discussion of our problem loans, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition” and “Selected Statistical Data—Loan Portfolio.”

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

Although we, from time to time, enter into credit derivative transactions, including credit default swap contracts, to manage our credit risk exposure, such transactions may not provide the protection against credit defaults that we intended due to counterparty defaults or similar issues. The credit default swap contracts could also result in significant losses. As of March 31, 2013, the total notional amount of the protection we sold through single name credit default swaps, index and basket credit default swaps, and credit-linked notes was ¥3.3 trillion. In addition, negative changes in financial market conditions may restrict the availability and liquidity of credit default swaps. For more information on our credit derivative transactions, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

Our loan losses could prove to be materially different from our estimates and could materially exceed our current allowance for credit losses, in which case we may need to provide for additional allowance for credit losses and may also record credit losses beyond our allowance. Our allowance for credit losses in our loan portfolio is based on evaluations about customers’ creditworthiness and the value of collateral we hold. Negative changes in economic conditions, government policies or our borrowers’ repayment abilities could require us to provide for additional allowance. For example, companies in the Japanese electronics manufacturing industry in particular have experienced significant declines in sales and financial difficulties due to the weakening consumer spending in Japan and increased global competition. Moreover, the Japanese electric utility companies, including The Tokyo Electric Power Company, Incorporated, have been significantly affected by the accidents at the Fukushima Daiichi Nuclear Power Plants in March 2011 and subsequent developments, including higher fuel prices in recent periods. Other borrowers in Japan may be adversely affected due to the compensation issues for affected individuals and companies, electricity power supply shortages and electricity rate increases, and other indirect consequences of the Great East Japan Earthquake beyond our expectations. As a result, our borrowers may incur financial and non-financial losses that exceed our estimations. In such case, we may need to provide for additional allowance for credit losses. Also, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses. For a discussion of our allowance policy, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

If the Japanese stock market or other global markets decline in the future, we may incur losses on our securities portfolio and our capital ratios will be adversely affected.

A decline in Japanese stock prices could reduce the value of the Japanese domestic marketable equity securities that we hold, which accounted for 6.6% of our total investment securities portfolio, or 1.8% of our total assets, as of March 31, 2013. The Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, fluctuated throughout the fiscal year ended March 31, 2013, declining to the lowest price of ¥8,238.96 on June 4, 2012 and rising to the highest price of ¥12,650.26 on March 21, 2013. As of July 8, 2013, the closing price of the Nikkei Stock Average was ¥14,109.34. The recent fluctuations in the Nikkei Stock Average have reflected the volatility in the global economy and investor sentiment as investors continue to observe the changes in the economic and monetary policies mainly in Japan, the United States, Eurozone and the United Kingdom. For example, in Japan, if the economic measures under the Japanese government’s “Abe-nomics” policy and measures under the Bank of Japan’s “quantitative and qualitative monetary easing” policy prove ineffective or result in adverse consequences, the Japanese stock market will likely be adversely affected. In addition, weakening or stagnant economic conditions in other regions may have a significant negative impact on Japanese companies, which in turn will cause their stock prices to decline. If stock market prices decline or do not improve, we may incur losses on our securities portfolio. Because we hold a large amount of Japanese domestic marketable equity securities, even short-term fluctuations in the value of our securities may trigger losses or exit costs for us to manage our risk. Declines in the Japanese stock market or other global markets may also materially and adversely affect our capital ratios and financial condition. For a detailed discussion of our holdings of marketable equity securities and the effect of market declines on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy” and “Selected Statistical Data—Investment Portfolio.”

Increases in interest rates could adversely affect the value of our bond portfolio.

The aggregate carrying amount of the Japanese government and corporate bonds and foreign bonds, including U.S. Treasury bonds, that we hold has increased in recent fiscal years to 22.7% of our total assets as of

March 31, 2013. In particular, the Japanese national government and Japanese government agency bonds accounted for 21.6% of our total assets as of March 31, 2013. For a detailed discussion of our bond portfolio, see “Selected Statistical Data—Investment Portfolio.”

The Bank of Japan has been maintaining a very low policy rate (uncollateralized overnight call rate) of 0.10% in an effort to lift the economy out of deflation. Short-term interest rates in Japan continue to decline because of the Bank of Japan’s so-called “quantitative and qualitative monetary easing” policy. As part of this policy, the Bank of Japan has recently expanded its asset purchase program, which currently includes a plan to purchase up to approximately ¥7.5 trillion of Japanese national government bonds each month. The central bank’s policies, however, may change, resulting in an interest rate increase. Separate from the central bank’s monetary policies, interest rates on the Japanese national government and Japanese government agency bonds could also significantly increase if there is a disruption in the market for Japanese national government bonds caused by shifts in investor attitude, fluctuations in other comparable debt instruments or adverse changes in the perception of Japan’s sovereign risk. The yield on newly issued ten-year Japanese government bonds rose above 1% in May 2013 for the first time in a year. An increase in relevant interest rates, particularly if such increase is unexpected or sudden, may have a significant negative effect on the value of our bond portfolio. See “Item 5. Operating and Financial Review and Prospects—Business Environment.”

Fluctuations in foreign currency exchange rates may result in transaction losses on translation of monetary assets and liabilities denominated in foreign currencies as well as foreign currency translation losses with respect to our foreign subsidiaries and equity method investees.

Fluctuations in foreign currency exchange rates against the Japanese yen create transaction gains or losses on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, we could incur losses due to future foreign exchange rate fluctuations. During the fiscal year ended March 31, 2013, the average balance of our foreign interest-earning assets was ¥59.1 trillion and the average balance of our foreign interest-bearing liabilities was ¥37.4 trillion, representing 30.5% of our average total interest-earning assets and 21.6% of our average total interest-bearing liabilities during the same period. For the fiscal year ended March 31, 2013, net foreign exchange losses, which primarily include transaction gains on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies and net losses on currency derivatives instruments entered into for trading purposes, were ¥39.0 billion, compared to net foreign exchange gains of ¥34.3 billion for the previous fiscal year. In addition, we may incur foreign currency translation losses with respect to our foreign subsidiaries and equity method investees due to fluctuations in foreign currency exchange rates. The average exchange rate for the fiscal year ended March 31, 2013 was ¥83.10 per U.S.$1.00, compared to the average exchange rate for the fiscal year ended March 31, 2012 of ¥79.08 per U.S.$1.00. The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of increasing total revenue by ¥39.9 billion, increasing net interest income by ¥22.3 billion and income before income tax expense by ¥26.6 billion, respectively, for the fiscal year ended March 31, 2013. Since the Abe administration’s inauguration in December 2012, the exchange rate between the Japanese yen and the U.S. dollar has been fluctuating significantly with the Japanese yen depreciating from ¥84.76 to the U.S. dollar on December 26, 2012 to ¥103.74 to the U.S. dollar on May 22, 2013 and then appreciating to ¥93.79 to the U.S. dollar on June 13, 2013. For more information on foreign exchange gains and losses and foreign currency translation gains and losses, see “Item 5.A. Operating and Financial Review and Prospects—Business Environment” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results.”

We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.

We conduct our business subject to ongoing regulation and associated regulatory and legal risks. Global financial institutions, including us, currently face heightened regulatory scrutiny as a result of the concerns developing in the global financial sector, and growing public pressure to demand even greater regulatory surveillance following several high-profile scandals and risk management failures in the financial industry. In the current regulatory environment, multiple government authorities with overlapping jurisdiction more frequently conduct investigations and take other regulatory actions in coordination with one another or separately on the same or related matters.

The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU conducted a self-initiated internal investigation in 2007 of transactions involving countries subject to U.S. sanctions and reported the results of the investigation to the Office of Foreign Assets Control, or OFAC, of the U.S. Department of the Treasury, the New York State Department of Financial Services, or DFS, and other relevant regulators in 2008. After a series of deliberations and consultations with them, BTMU agreed to make a approximately $8.6 million payment to OFAC in December 2012 to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In June 2013, BTMU entered into a consent agreement with DFS to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with DFS, BTMU made a civil monetary payment of $250 million to DFS and will retain an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. BTMU continues to cooperate closely with all relevant regulators and is undertaking necessary actions.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates. We are cooperating with these investigations and have been conducting an internal investigation among other things. In connection with these matters, we and other panel members have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States. In June 2013, BTMU was censured by the Monetary Authority of Singapore for deficiencies in its governance, risk management and internal controls for its involvement in benchmark submissions and was directed, among other things, to adopt measures to address these deficiencies.

These developments or other similar matters may result in additional regulatory actions against us or agreements to make significant additional settlement payments. These developments or other similar matters may also expose us to substantial monetary damages, legal defense costs, criminal and civil liability, and restrictions on our business operations as well as damage to our reputation. The outcome of such matters, including the extent of the potential impact of any unfavorable outcome on our financial results, however, is inherently uncertain and difficult to predict. The extent of financial, human and other resources required to conduct any investigations or to implement any corrective or preventive measures is similarly uncertain and could be significant.

Legal and regulatory changes could have a negative impact on our business, financial condition and results of operations.

As a global financial services provider, our business is subject to ongoing changes in laws, regulations, policies, voluntary codes of practice and interpretations in Japan and other markets where we operate. Major global financial institutions currently face an increasingly stricter set of laws, regulations and standards as a result of the concerns enveloping the global financial sector. There is also growing political pressure to demand even greater internal compliance and risk management systems following several high-profile scandals and risk management failures in the financial industry. We may not be able to enhance our compliance risk management systems and programs in a timely manner, and our risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure or inability to comply fully with the stricter set of laws and regulations could lead to fines, public reprimands, damage to reputation, civil liability, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations. Legal or regulatory compliance failure may also adversely affect our ability to obtain regulatory approvals for future strategic initiatives. Furthermore, failure to take necessary corrective action, or the discovery of violations of laws in the process of further review of any of the matters mentioned above or in the process of implementing any corrective measures, could result in further regulatory action.

We could also be required to incur significant expenses to comply with new or revised regulations. For example, if we adopt a new information system infrastructure in the future, we may be required to incur significant additional costs for establishing and implementing effective internal controls, which may materially and adversely affect our financial condition and results of operations.

Future developments or changes in laws, regulations, policies, voluntary codes of practice and their effects are expected to require greater capital resources and significant management attention, and may require us to modify our business strategies and plans. For example, since March 31, 2013, Japanese banking institutions with international operations have become subject to stricter capital adequacy requirements adopted by the Financial Services Agency of Japan, an agency of the Cabinet Office, or the FSA, based in part on the international regulatory framework generally known as “Basel III.” For more information, see “—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.” and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan.”

Furthermore, regulatory reforms recently implemented, proposed and currently being debated in the United States may also significantly affect our business operations. For example, the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, generally known as the “Volcker Rule” are designed to restrict banking entities’ proprietary trading and private fund investment activities. The Volcker Rule is subject to final rule-making and interpretation, including with respect to the scope of its applicability to activities outside of the United States, and the impact of the rule on our business operations remains uncertain. The Volcker Rule and other reform measures may ultimately be implemented in a manner that requires us to materially alter our business model or incur significant costs or losses. The Proposed Rule on Enhanced Prudential Standards and Early Remediation Requirement for Foreign Banking Organizations and Foreign Non-Bank Financial Companies of the Federal Reserve Board, or the FRB, if finalized substantially in its current form, may also have a significant impact on the current structure of our U.S. operations as well as on the manner in which we oversee and manage those operations. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

Any adverse changes in the business of Union Bank, an indirect wholly-owned subsidiary in the United States, could significantly affect our results of operations.

Union Bank, N.A., or Union Bank, is the primary subsidiary of UnionBanCal Corporation, or UNBC, which is an indirect wholly-owned subsidiary in the United States. Union Bank has historically contributed to a significant portion of our net income. UNBC reported net income of $573 million, $778 million and $629 million for the fiscal years ended December 31, 2010, 2011 and 2012, respectively. Any adverse developments which could arise at Union Bank may have a significant negative impact on our results of operations and financial condition. The risks relating to Union Bank have increased as Union Bank has been expanding its business through acquisitions of community banks and other financially-related businesses in the United States. If Union Bank is unable to achieve the benefits expected from its business strategies, including its business expansion strategy through acquisitions of community banks and other financially-related businesses, we may suffer an adverse financial impact. For more information on UNBC’s recent acquisition transactions, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Other factors that have negatively affected, and could continue to negatively affect, Union Bank’s results of operations include adverse economic conditions, such as a downturn in the real estate and housing industries in California and other states within the United States, the fiscal challenges being experienced by the U.S. federal and California state governments, substantial competition in the banking markets in California and other states within the United States and uncertainty over the U.S. economy, as well as fluctuating oil prices, negative trends in debt ratings, and interest rate uncertainties. Since the financial crisis in 2008 and 2009, the U.S. banking industry has operated in an extremely low interest rate environment as a result of the highly accommodative monetary policy of the FRB, which has placed downward pressure on the net interest margins of U.S. banks, including Union Bank. To the extent this policy continues, negative pressure on the net interest margins of U.S. banks, including Union Bank, can be expected.

Significant costs may arise from enterprise-wide compliance and risk management requirements, or failure to comply, with applicable laws and regulations, such as the U.S. Bank Secrecy Act and related amendments under the USA PATRIOT Act, and any adverse impact of the implementation of the Dodd-Frank Act. In addition, the FRB and other U.S. bank regulators have proposed to implement the Basel III global regulatory framework for U.S. banks and bank holding companies which would require more and better sources of capital, as well as significantly revise the calculations for risk-weighted assets. The FRB has also proposed to implement various enhanced prudential standards required by the Dodd-Frank Act for larger U.S. bank holding companies, such as UNBC. These standards will require the larger bank holding companies to meet enhanced capital, liquidity and leverage standards. Further, the FRB has proposed regulations applicable to foreign banking organizations, or FBOs, operating in the United States, which would require MUFG’s and BTMU’s U.S. operations, including those at UNBC, to be restructured and, subject to certain exceptions, conducted under a single U.S. intermediate holding company, or IHC, with its own capital and liquidity requirements. Any actions management may take in response to these proposed regulatory changes may involve the issuance of additional capital or other measures. For more information, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

During 2012 and continuing into 2013, a number of major U.S. banking institutions have been the targets of cyberattacks that have, for limited periods, resulted in the disruption of various operations of the targeted banks. In addition, there have been increasing efforts to breach data security at financial institutions in the United States. Such attacks, even if not directed at Union Bank, could disrupt the overall functioning of the U.S. financial system and undermine consumer confidence in banks in the U.S. generally, to the detriment of other financial institutions, including Union Bank.

Our strategy to expand the range of our financial products and services and the geographic scope of our business globally may fail if we are unable to anticipate or manage new or expanded risks that entail such expansion.

We continue to seek opportunities to expand the range of our products and services beyond our traditional banking and trust businesses, through development and introduction of new products and services or through acquisitions of or investments in financial institutions with products and services that complement our business. For example, taking advantage of our financial holding company status which enables us to underwrite securities, we are currently seeking to expand our corporate banking operations in the United States. In addition, the sophistication of financial products and management systems has been growing significantly in recent years. As a result, we are exposed to new and increasingly complex risks, while market and regulatory expectations that we manage these risk properly continue to rise. Some of the activities that our subsidiaries are expected to engage in, such as derivatives and foreign currency trading, present substantial risks. In some cases, we have only limited experience with the risks related to the expanded range of these products and services. In addition, we may not be able to successfully develop or operate the necessary information systems. As a result, we may not be able to foresee the risks relating to new products and services. As we expand the geographic scope of our business, we will also be exposed to risks that are unique to particular jurisdictions or markets. For example, in an effort to further develop our operations in Asia, BTMU entered into a capital and business alliance with Vietnam Joint Stock Commercial Bank for Industry and Trade in December 2012. In addition, in July 2013, BTMU entered into a share tender agreement with GE Capital International Holdings Corporation, or GE Capital, as part of our plan to acquire through a tender offer up to 75% outstanding shares in Bank of Ayudhya Public Company Limited in Thailand, assuming that a group of existing major shareholders holding approximately 25% of the Thai bank’s total outstanding shares will not tender the shares they hold. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. The substantial market, credit, compliance and regulatory risks in relation to the expanding scope of our products, services and trading activities or expanding our business beyond our traditional markets, could result in us incurring substantial losses. In addition, our efforts to offer new services and products or penetrate new markets may not succeed if product or market opportunities develop more slowly than expected, if our new services or products are not well accepted among customers, or if the profitability of opportunities is undermined by competitive pressures. For a detailed discussion of our risk management systems, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” For more information on our recent acquisition transactions, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Unanticipated economic changes in, and measures taken in response to such changes by, emerging market countries could result in additional losses.

We are increasingly active, through a network of branches and subsidiaries, in emerging market countries, particularly countries in Asia, Latin America, Central and Eastern Europe, and the Middle East. For example, based principally on the domicile of the obligors, assets related to Asia and Oceania excluding Japan increased 28.4% from ¥12.41 trillion as of March 31, 2012 to ¥15.94 trillion as of March 31, 2013, accounting for 6.9% of our total assets as of March 31, 2013. The economies of emerging market countries can be volatile and susceptible to adverse changes and trends in the global financial markets. For example, a decline in the value of local currencies of these countries could negatively affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers and banks in these countries are often denominated in U.S. dollars, Euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies. A devaluation of the local currency would make it more difficult for a borrower earning income in that currency to pay its debts to us and other foreign lenders. In addition, some countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. The limited credit availability resulting from these conditions may adversely affect economic conditions in some countries. This could cause a further deterioration of the credit quality of borrowers and banks in those countries and cause us to incur further losses. In addition, should there be excessively rapid economic growth and increasing inflationary pressure in some of the emerging market countries, such developments could adversely affect the wider regional and global economies. Some emerging market countries may also change their monetary or other economic policies in response to economic and political instabilities or pressures, which are difficult to predict. As of March 31, 2013, based on the domicile of the obligors, our assets in Europe, Asia and Oceania excluding Japan, and other areas excluding Japan and the United States, were ¥23.22 trillion, ¥15.94 trillion and ¥8.67 trillion, representing 10.1%, 6.9% and 3.8% of our total assets, respectively. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition.”

If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.

We have entered into a global strategic alliance with Morgan Stanley, under which we operate two joint venture securities companies in Japan, engage in joint corporate finance operations in the United States and pursue other cooperative opportunities. We hold approximately 22.0% of the voting rights in Morgan Stanley as of March 31, 2013 and continue to hold approximately $521.4 million, or ¥ 53.6 billion, of perpetual non-cumulative non-convertible preferred stock with a 10% dividend. In addition, we currently have two representatives on Morgan Stanley’s board of directors.

We initially entered into this strategic alliance in October 2008 with a view towards long-term cooperation with Morgan Stanley, and currently plan to deepen the strategic alliance. However, due to any unexpected changes in social, economic or financial conditions, changes in the regulatory environment, or any failure to integrate or share staff, products or services, or to operate, manage or implement the business strategy of the securities joint venture companies or other cooperative opportunities as planned, we may be unable to achieve the expected synergies from this alliance.

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

In addition, with our current investment in Morgan Stanley, we have neither a controlling interest in, nor control over the business operations of Morgan Stanley. If Morgan Stanley makes any business decisions that are inconsistent with our interests, we may be unable to achieve the goals initially set out for the strategic alliance. Furthermore, although we do not control Morgan Stanley, given the magnitude of our investment, if Morgan Stanley encounters financial or other business difficulties due to adverse changes in the economy, regulatory environment or other factors, we may suffer a financial loss on our investment or damage to our reputation. For example, we recorded an impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock for the fiscal year ended March 31, 2012.

In the fiscal year ended March 31, 2012, Morgan Stanley became an equity-method affiliate in our consolidated financial statements. Accordingly, Morgan Stanley’s performance has a more significant impact on our results of operations as a result of equity method accounting. Further, fluctuations in Morgan Stanley’s stock price or in our equity ownership interest in Morgan Stanley may cause us to recognize additional losses on our investment in Morgan Stanley.

We may incur further losses as a result of financial difficulties relating to other financial institutions, both directly and through the effect they may have on the overall banking environment and on their borrowers.

Some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, have experienced declining asset quality, capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted in the liquidation, government control or restructuring of affected institutions. In addition, allegations or governmental prosecution of improper trading activities or inappropriate business conduct of a specific financial institution could also negatively affect the public perception of other global financial institutions individually and the global financial industry as a whole. These developments may adversely affect our financial results.

Financial difficulties relating to financial institutions could adversely affect us because we have extended loans, some of which may need to be classified as nonaccrual and restructured loans, to banks, securities companies, insurance companies and other financial institutions that are not our consolidated subsidiaries. Our loans to banks and other financial institutions have been more than 5% of our total loans as of each year-end in the three fiscal years ended March 31, 2013, with the percentage increasing from 10.2% to 11.0% between March 31, 2012 and March 31, 2013. We may also be adversely affected because we are a shareholder of some other banks and financial institutions that are not our consolidated subsidiaries, including our shareholdings in Japanese regional banks and our 22.0% voting interest in Morgan Stanley as of March 31, 2013. If some of the financial institutions to which we have exposure experience financial difficulties, we may need to provide financial support to them even when such support might not be warranted from the perspective of our narrow economic interests because such institutions may be systematically important to the Japanese or global financial system.

We may also be adversely affected because we enter into transactions, such as derivative transactions, in the ordinary course of business, with other banks and financial institutions as counterparties. For example, we enter into credit derivatives with banks, broker-dealers, insurance companies and other financial institutions for managing credit risk exposures, for facilitating client transactions, and for proprietary trading purposes. The notional amount of the protection we sold through these instruments was ¥3.3 trillion as of March 31, 2013.

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

We have a large loan portfolio in the consumer lending industry as well as large shareholdings in subsidiaries and equity method investees in the consumer finance industry. Our domestic loans to consumers amount to approximately one-sixth of our total outstanding loans. Of this amount, the consumer loans provided by Mitsubishi UFJ NICOS, Co., Ltd., which is our primary consumer financing subsidiary, were ¥671.6 billion as of March 31, 2013, compared to ¥757.9 billion as of March 31, 2012.

Mitsubishi UFJ NICOS’s consumer loan portfolio has been adversely affected by a series of regulatory reforms recently implemented in Japan, which has affected the consumer lending industry in recent years. In December 2006, the Diet passed legislation to reform the regulations relating to the consumer lending business, including amendments to the Law Concerning Acceptance of Investment, Cash Deposit and Interest Rate, etc., which, effective June 18, 2010, reduced the maximum permissible interest rate from 29.2% per annum to 20% per annum. The regulatory reforms also included amendments to the Law Concerning Lending Business, which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Law (between 15% per annum to 20% per annum depending on the amount of principal). Prior to June 18, 2010, gray-zone interest was permitted under certain conditions set forth in the Law Concerning Lending Business. As a result of the regulatory reforms, all interest rates are now subject to the lower limits imposed by the Interest Rate Restriction Law, compelling lending institutions, including our consumer finance subsidiaries and equity method investees, to lower the interest rates they charge borrowers. The regulations that became effective on June 18, 2010 also have had a further negative impact on the business of consumer finance companies as one of the new regulations requires, among other things, consumer finance companies to limit their lending to a single customer to a maximum of one third of the customer’s annual income regardless of the customer’s repayment capability, significantly affecting consumer financing companies.

The regulations and regulatory reforms affecting the consumer finance business were one of the main factors that contributed to the decrease in interest income attributable to our consumer finance business. Our interest income attributable to the consumer finance business was approximately ¥190 billion and ¥160 billion for the fiscal years ended March 31, 2009 and 2010, respectively. However, following the regulatory changes in June 2010, our interest income attributable to the consumer finance business decreased to approximately ¥130 billion, ¥120 billion and ¥100 billion for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

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

Following the various legal developments in June 2010 and other industry developments, Mitsubishi UFJ NICOS revised its estimate by updating management’s future forecast to reflect new reimbursement claims information and other data. As of March 31, 2011, 2012 and 2013, we had ¥136.9 billion, ¥99.4 billion and ¥77.6 billion of allowance for repayment of excess interest, respectively. For the same periods, one of our equity method investees engaged in consumer lending, ACOM CO., LTD., had a negative impact of ¥96.4 billion, ¥19.3 billion and ¥17.0 billion, respectively, on Equity in losses of equity method investees—net in our consolidated statements of income. We intend to carefully monitor future developments and trends.

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

In recent years, the Japanese financial system has been undergoing significant changes and regulatory barriers to competition have been reduced. In particular, any further reform of the Japanese postal savings system, under which the Japan Post Group companies, including Japan Post Bank Co., Ltd., were established in October 2007, could substantially increase competition within the financial services industry as Japan Post Bank, with the largest deposit base and branch network in Japan, may begin to offer financial services in competition with our business operations generating fee income. In May 2012, amendments to the postal privatization law became effective under which Japan Post Bank and Japan Post Insurance may enter into new businesses upon obtaining government approvals, and if the government’s equity holdings decrease to a certain level, the two companies will be allowed to enter into new businesses upon submission of a notice to the government. As a result, the Japan Post Group companies may seek to enter into new financial businesses. The privatization of the Japan Post Group companies remains subject to political negotiations and government action. In addition, there has been significant consolidation and convergence among financial institutions domestically and globally, and this trend may continue in the future and further increase competition in the market. A number of large commercial banks and other broad-based financial services firms have merged or formed strategic alliances with, or have acquired, other financial institutions both in Japan and overseas. As a result of the strategic alliance and the joint venture companies that we formed with Morgan Stanley, we may be newly perceived as a competitor by some of the financial institutions with which we had a more cooperative relationship in the past. If we are unable to compete effectively in this more competitive and deregulated business environment, our business, results of operations and financial condition will be adversely affected. For a more detailed discussion of our competition in Japan, see “Item 4.B. Information on the Company—Business Overview—Competition—Japan.”

Future changes in accounting standards could have a negative impact on our business and results of operations.

Future developments or changes in accounting standards are unpredictable and beyond our control. For example, in response to the recent instabilities in global financial markets, several international organizations which set accounting standards have released proposals to revise standards on accounting for financial instruments. Accounting standards applicable to financial instruments remain subject to debate and revision by international organizations which set accounting standards. If the current accounting standards change in the future, the reported values of some of our financial instruments may need to be modified, and such modification could have a significant impact on our financial results or financial condition. For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

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

We, through our subsidiaries, engage in business activities with entities in or affiliated with Iran, including transactions with counterparties owned or controlled by the Iranian government, and our banking subsidiary has a representative office in Iran. The U.S. Department of State has designated Iran and other countries as “state sponsors of terrorism,” and U.S. law generally prohibits U.S. persons from doing business with such countries. We currently have business activities with entities in or affiliated with such countries in accordance with our policies and procedures designed to ensure compliance with regulations applicable in the jurisdictions in which we operate.

We have loan transactions with counterparties in or affiliated with Iran, the outstanding balance of which was approximately $4.7 million, representing less than 0.001% of our total assets, as of March 31, 2013. We do not have any loans outstanding to the financial institutions specifically listed by the U.S. government. In addition to such loan transactions, our other transactions with counterparties in or affiliated with countries designated as state sponsors of terrorism consist of receiving deposits or holding assets on behalf of individuals residing in Japan who are citizens of countries designated as state sponsors of terrorism, processing payments to or from entities in or affiliated with these countries on behalf of our customers, and issuing letters of credit and guarantees in connection with transactions with entities in or affiliated with such countries by our customers. These transactions do not have a material impact on our business or financial condition. For a further discussion of transactions required to be disclosed under the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Disclosure under Section 13(r) of the U.S. Securities Exchange Act of 1934.”

We are aware of initiatives by U.S. governmental entities and non-government entities, including institutional investors such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers, counter-parties or investors in our shares. In addition, depending on socio-political developments, our reputation may suffer due to our transactions with counterparties in or affiliated with these countries. The above circumstances could have an adverse effect on our business and financial condition.

Global financial institutions, including us, have become subject to an increasingly complex set of sanctions laws and regulations in recent years, and this regulatory environment is expected to continue. Moreover, the measures proposed or adopted vary across the major jurisdictions, increasing the cost and resources necessary to design and implement an appropriate global compliance program. The U.S. federal government and some state governments in the United States have enacted legislation designed to limit economic and financial transactions with Iran by limiting the ability of financial institutions that may have engaged in any one of a broad range of activities related to Iran to conduct various transactions in the relevant jurisdictions. The U.S. federal government recently strengthened the Iran-related regulations with the enactment in August 2012 of the Iran Threat Reduction and Syria Human Rights Act, which, among other things, imposes additional disclosure requirements. The Japanese government has also implemented a series of measures under the Foreign Exchange and Foreign Trade Act, such as freezing the assets of designated financial institutions and others that could contribute to Iran’s nuclear activities, and our most recently modified policies and procedures take into account the current Japanese regulatory requirements. There remains a risk of potential U.S. regulatory action against us, however, if U.S. regulators perceive the modified policies and procedures not to be in compliance with applicable regulations.

We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.

We, as a holding company, and our Japanese banking subsidiaries are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of the Financial Services Agency of Japan, which have been revised as of March 31, 2013, as described below. As of March 31, 2013, our total risk-adjusted capital ratio was 16.68% compared to the minimum risk-adjusted capital ratio required of 8.00%, our Tier 1 capital ratio was 12.74% compared to the minimum Tier 1 capital ratio required of 4.50%, and our Common Equity Tier 1 capital ratio was 11.70% compared to the minimum Common Equity Tier 1 capital ratio required of 3.50%. Our capital ratios are calculated in accordance with Japanese banking regulations based on information derived from our financial statements prepared in accordance with Japanese GAAP. In addition, some of our subsidiaries are also subject to the capital adequacy rules of various foreign countries, including the United States where each of MUFG, BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, and UNBC is a financial holding company under the U.S. Bank Holding Company Act. We or our banking subsidiaries may be unable to continue to satisfy the capital adequacy requirements because of:

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

The Group of Central Bank Governors and Heads of Supervision has made a series of announcements regarding the new global regulatory framework, which has been referred to as “Basel III,” to strengthen the regulation, supervision and risk management of the banking sector. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, the Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for global systemically important banks, or G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board identified us as a G-SIB in its most recent annual report published in November 2012, and indicated that, as a G-SIB, we would be required to hold an additional 1.5% of Tier 1 common equity. The group of banks identified as G-SIBs is expected to be updated annually, and the first group of G-SIBs to which the stricter capital requirements will initially be applied is expected to be identified in 2014. The stricter capital requirements are expected to be implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019. Based on the Basel III framework, the Japanese capital ratio framework has been revised to implement the more stringent requirements, which are being implemented in phases beginning on March 31, 2013. Likewise, local banking regulators outside of Japan, such as those in the United States, are expected to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries.

Under the capital adequacy guidelines of the FSA, which have been revised in connection with the adoption of Basel III, there is a transitional measure relating to the inclusion as a capital item of capital raising instruments issued in or prior to March 2013, and such instruments can be included as a capital item when calculating capital ratios to the extent permitted by the transitional measure. Such capital raising instruments may require refinancing upon the expiration of the transition period during which such instruments can be included as a capital item in the calculation of capital ratios. However, in order for newly issued capital raising instruments, other than common stock, to be included as a capital item in the calculation of capital ratios under the revised capital adequacy guidelines, such instruments must have a clause in their terms and conditions that requires them to be written off or converted into common stock when the issuing financial institution is deemed non-viable or when the issuing financial institution’s capital ratios decline below prescribed levels. As a result, under certain market conditions, we may be unable to refinance or issue capital raising instruments under terms and conditions similar to those of capital raising instruments issued in or prior to March 2013. If such circumstances arise, our and our banking subsidiaries’ capital could be reduced, and our and our bank subsidiaries’ capital ratio could decrease.

In addition, under the FSA’s revised capital adequacy guidelines, deferred tax assets can be included as a capital item when calculating capital ratios up to a prescribed amount. However, this upper limit is expected to be reduced in phases. If and to the extent the amount of deferred tax assets exceeds this limit and cannot be included in Common Equity Tier 1 capital, our and our banking subsidiaries’ capital ratios can decrease.

If our capital ratios fall below required levels, the FSA could require us to take a variety of corrective actions, including withdrawal from all international operations or suspension of all or part of our business operations. In addition, if the capital ratios of our subsidiaries subject to capital adequacy rules of foreign jurisdictions fall below the required levels, the local regulators could also take action against them that may result in reputational damage or financial losses to us. Since maintaining our capital ratios at acceptable levels is crucial to our business, our management devotes a significant amount of attention and resources to capital ratio related issues and may also significantly alter our business strategy or operations if our capital ratios decline to unacceptable levels. For a discussion of our capital ratios and the related regulatory guidelines, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation” and “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy.”

If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment losses, which may adversely affect our financial results and the price of our securities.

In accordance with U.S. GAAP, we account for our business combinations using the acquisition method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. As of March 31, 2013, the balance of goodwill was ¥418.0 billion.

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

In August 2011, Moody’s announced that it downgraded the long-term credit ratings of BTMU and MUTB by one-notch from Aa2 to Aa3, and the long-term credit rating of Mitsubishi UFJ Securities Holding Co., Ltd., or MUSHD, by one-notch from A1 to A2. On July 20, 2012, Fitch downgraded the ratings assigned to BTMU and MUTB by one-notch from A to A-, although Fitch subsequently upgraded them. A further credit rating downgrade by Moody’s, Fitch, Standard & Poor’s Ratings Services LLC or any other credit rating agency may have an adverse impact on us. Substantially all of the derivative contracts with collateral obligations entered into by BTMU, MUTB and MUSHD are subject to a Credit Support Annex, or CSA, as published by the International Swaps and Derivatives Association, Inc., or ISDA. Following the downgrades by Moody’s and Fitch, some of our existing CSAs were modified to require, and some of the new CSAs that we entered into required, additional collateral at lower thresholds.

Assuming all of the relevant credit rating agencies downgraded the credit ratings of BTMU, MUTB and MUSHD by one-notch on March 31, 2013, we estimate that our three main subsidiaries under their derivative contracts as of the same date, would have been required to provide additional collateral of approximately ¥11.0 billion. Assuming a two-notch downgrade by all of the relevant credit rating agencies occurred on the same date, we estimate that the additional collateral requirements for BTMU, MUTB and MUSHD under their derivative contracts as of the same date would have been approximately ¥19.5 billion. In addition, a further downgrade of the credit ratings of our major subsidiaries could result in higher funding costs. For additional information on the impact of recent downgrades, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity.”

Failure to safeguard personal and other confidential information may result in liability, reputational damage or financial losses.

As our operations expand in volume, complexity and geographic scope, we are exposed to increased risk of confidential information in our possession being lost, leaked, altered or falsified as a result of human or system error, misconduct, unlawful behavior, or natural or human-caused disasters. Our information systems and information management policies and procedures may not be sufficient to safeguard confidential information against such risks.

As a financial institution in possession of customer information, we are required to treat personal and other confidential information as required by the Personal Information Protection Law of Japan, as well as the Banking Law and the Financial Instruments and Exchange Law of Japan. In the event that personal information in our possession about our customers or employees is leaked or improperly accessed and subsequently misused, we may be subject to liability and regulatory action. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, operating results and financial condition.

Moreover, any loss, leakage, alteration or falsification of confidential information, or any malfunction or failure of our information systems, may result in significant disruptions to our business operations or plans or may require us to incur significant financial, human and other resources to implement corrective measures or enhance our information systems and information management policies and procedures.

Risks Related to Owning Our Shares

It may not be possible for investors to effect service of process within the United States upon us or our directors, corporate auditors or other management members, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the U.S. federal or state securities laws.

We are a joint stock company incorporated under the laws of Japan. Almost all of our directors, corporate auditors or other management members reside outside the United States. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce, against us or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the U.S. federal or state securities laws.

We believe there is doubt as to the enforceability in Japan, in original actions or in actions brought in Japanese courts to enforce judgments of U.S. courts, of claims predicated solely upon the U.S. federal or state securities laws mainly because the Civil Execution Act of Japan requires Japanese courts to deny requests for the enforcement of judgments of foreign courts if foreign judgments fail to satisfy the requirements prescribed by the Civil Execution Act, including:

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

Judgments obtained in the U.S. courts predicated upon the civil liability provisions of the U.S. federal or state securities laws may not satisfy these requirements.

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

Mitsubishi UFJ Financial Group, Inc.

MUFG is a bank holding company incorporated as a joint stock company (kabushiki kaisha) under the Company Law of Japan. We are the holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS, Mitsubishi UFJ NICOS Co., Ltd., and other companies engaged in a wide range of financial businesses.

On April 2, 2001, The Bank of Tokyo-Mitsubishi, Ltd., Mitsubishi Trust and Banking Corporation, or Mitsubishi Trust Bank, and Nippon Trust and Banking Co., Ltd. established Mitsubishi Tokyo Financial Group, Inc., or MTFG, to be a holding company for the three entities. Before that, each of the banks had been a publicly traded company. On April 2, 2001, through a stock-for-stock exchange, they became wholly-owned subsidiaries of MTFG, and the former shareholders of the three banks became shareholders of MTFG. Nippon Trust and Banking was later merged into Mitsubishi Trust Bank.

On June 29, 2005, the merger agreement between MTFG and UFJ Holdings was approved at the general shareholders meetings of MTFG and UFJ Holdings. As the surviving entity, Mitsubishi Tokyo Financial Group, Inc. was renamed “Mitsubishi UFJ Financial Group, Inc.” The merger of the two bank holding companies was completed on October 1, 2005.

On September 30, 2007, MUSHD, which was then called “Mitsubishi UFJ Securities Co., Ltd.,” or MUS, became our wholly-owned subsidiary through a share exchange transaction.

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

On November 4, 2008, BTMU completed the acquisition of all of the shares of common stock of UnionBanCal Corporation, or UNBC, not previously owned by BTMU and, as a result, UNBC became a wholly-owned indirect subsidiary of MUFG.

On May 1, 2010, we and Morgan Stanley integrated our securities and investment banking businesses in Japan into two joint venture securities companies, one of which is MUMSS created by spinning off the wholesale and retail securities businesses conducted in Japan from MUSHD and subsequently assuming certain operations in Japan from a subsidiary of Morgan Stanley.

On June 30, 2011, we converted all of our Morgan Stanley’s convertible preferred stock into Morgan Stanley’s common stock, resulting in our holding approximately 22.4% of the voting rights in Morgan Stanley. Further, we appointed a second representative to Morgan Stanley’s board of directors on July 20, 2011. Following the conversion on June 30, 2011, Morgan Stanley became our equity-method affiliate. As of March 31, 2013, we held approximately 22.0% of the voting rights in Morgan Stanley and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.

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

UFJ Bank was formed through the merger, on January 15, 2002, of The Sanwa Bank, Limited and The Tokai Bank, Limited.

Sanwa Bank was established in 1933 when the three Osaka-based banks, the Konoike Bank, the Yamaguchi Bank, and the Sanjyushi Bank merged. Sanwa Bank was known as a city bank having the longest history in Japan, since the foundation of Konoike Bank can be traced back to the Konoike Exchange Office established in 1656. The origin of Yamaguchi Bank was also a money exchange house, established in 1863. Sanjyushi Bank was founded by influential fiber wholesalers in 1878. The corporate philosophy of Sanwa Bank had been the creation of premier banking services especially for small and medium-sized companies and individuals.

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

Nippon Trust and Banking and The Tokyo Trust Bank, Ltd., which were previously subsidiaries of Bank of Tokyo-Mitsubishi, was merged into Mitsubishi Trust Bank on October 1, 2001.

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

Mitsubishi UFJ Securities Holdings Co., Ltd.

MUSHD is a wholly-owned subsidiary of MUFG. MUSHD functions as an intermediate holding company of MUFG’s global securities business. MUSHD’s registered head office is located at 5-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005, Japan, and its telephone number is 81-3-6213-2550. MUSHD is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law. MUSHD has major overseas subsidiaries in London, New York, Hong Kong, Singapore and Geneva.

In April 2010, MUSHD, which was previously called “Mitsubishi UFJ Securities Co., Ltd.,” or MUS, became an intermediate holding company by spinning off its securities and investment banking business operations to a wholly-owned operating subsidiary established in December 2009, currently MUMSS. Upon the consummation of the corporate spin-off transaction, the intermediate holding company was renamed “Mitsubishi UFJ Securities Holdings Co., Ltd.” and the operating subsidiary was renamed “Mitsubishi UFJ Securities Co., Ltd.” The operating subsidiary was subsequently renamed MUMSS in May 2010 upon integration of our securities operations in Japan with those of Morgan Stanley.

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

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

MUMSS is our core securities and investment banking subsidiary. MUMSS was created as one of the two Japanese joint venture securities companies in May 2010 between Morgan Stanley and us as part of our global strategic alliance. MUMSS succeeded to the investment banking operations conducted in Japan by a subsidiary of Morgan Stanley and the wholesale and retail securities businesses conducted in Japan by MUS. MUFG, through MUSHD, holds 60% voting and economic interests in MUMSS. MUMSS’s registered head office is located at 5-2 Marunouchi 2-chome, Chiyoda-ku, Tokyo, 100-0005 Japan, and its telephone number is 81-3-6213-8500. MUMSS is a joint stock company (kabushiki kaisha) incorporated in Japan under the Company Law. For more information on our joint venture securities companies, see “—B. Business Overview—Global Strategic Alliance with Morgan Stanley.”

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

On August 1, 2008, Mitsubishi UFJ NICOS became a wholly-owned subsidiary of MUFG through a share exchange transaction. On the same day, we entered into a share transfer agreement with The Norinchukin Bank, or Norinchukin, under which we sold some of our shares of Mitsubishi UFJ NICOS common stock to Norinchukin. Currently, Mitsubishi UFJ NICOS is a consolidated subsidiary of MUFG. In March 2011, we and Norinchukin made additional equity investments in Mitsubishi UFJ NICOS in proportion to our and Norinchukin’s respective beneficial ownership of approximately 85% and 15%, respectively.

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

We are one of the world’s largest and most diversified financial groups with total assets of ¥231 trillion as of March 31, 2013. The Group is comprised of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries and affiliates, for which we are the holding company. As a bank holding company, we are regulated under the Banking Law of Japan. Our services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. The Group has the largest overseas network among the Japanese banks, comprised of offices and subsidiaries, including Union Bank, in more than 40 countries.

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

Since April 2004, we have adopted an integrated business group system comprising our core business areas, which serve as the Group’s core sources of net operating profit. Currently, we have five business segments: Integrated Retail Banking Business, Integrated Corporate Banking Business, Integrated Trust Assets Business, Integrated Global Business and Global Markets. MUFG’s role as the holding company is to strategically manage and integrate the activities of these business segments. Group-wide strategies are determined by the holding company and executed by the banking subsidiaries and other subsidiaries.

In October 2008, each of MUFG, BTMU, MUTB and UNBC became a financial holding company under the U.S. Bank Holding Company Act. For more information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations” and “—B. Information on the Company—Business Overview—Supervision and Regulation—United States.”

MUFG Management Policy

MUFG Group formulated in May 2012 the Group Corporate Vision to clarify the nature of the Group’s overall mission and the type of group it should aspire to be, and as a shared principle to unify the hearts and minds of Group employees, while meeting the expectations of our customers and society. Throughout the Group, the people of MUFG are working under three shared values—Integrity and Responsibility, Professionalism and Teamwork, and Challenging Ourselves to Grow—while aiming to be the world’s most trusted financial group.

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

Integrated Retail Banking Business Group

The Integrated Retail Banking Business Group covers all domestic retail businesses, including commercial banking, trust banking and securities businesses, and we offer a full range of banking products and services, including financial consulting services, to retail customers in Japan. This business group integrates the retail business of BTMU, MUTB, MUMSS and other affiliate companies of MUFG. In December 2012, we made Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. a wholly-owned subsidiary in order to further strengthen private banking services for high net-worth customers.

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

We create portfolios tailored to customer needs by combining savings instruments and investment products. We also provide a range of asset management and asset administration products as well as customized trust products for high net-worth individuals, as well as advisory services relating to, among other things, the purchase and disposal of real estate and effective land utilization, and testamentary trusts.

Investment trusts.    We provide a diverse lineup of investment trust products allowing our customers to choose products according to their investment needs through BTMU, MUTB and MUMSS as well as kabu.com Securities Co., Ltd., which specializes in online financial services. For example, as of March 31, 2013, BTMU offers our clients a total of 94 investment trusts. Moreover, BTMU has placed significant importance on providing after-sales advice to all of our customers who have purchased our investment trust products.

Insurance.    We offer insurance products to meet the needs of our customers as a sales agent of third party insurance companies. Our current lineup of insurance products consists of investment-type individual annuity insurance, fixed-amount annuity insurance, single-premium whole-life insurance and level-payment insurance. BTMU has been offering life, medical and cancer insurance since December 2007, nursing-care insurance since April 2008 and car insurance since July 2009. As of March 31, 2013, BTMU offered 43 varieties of insurance products at 475 BTMU branches. MUTB also offers whole life insurance and medical insurance at all of its branches.

Financial products intermediation services.    We offer financial products intermediation services through BTMU acting as an agent with three MUFG securities companies (MUMSS, Mitsubishi UFJ Merrill Lynch PB Securities, and kabu.com Securities) and through MUTB acting as an agent with MUMSS. We offer securities, including publicly offered stocks, foreign and domestic investment trusts, Japanese government bonds, foreign bonds and various other products.

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

We offer integrated financial services combining our banking, trust banking and securities services at MUFG Plazas. These Plazas provide retail customers with an integrated and flexible suite of services at one-stop outlets. As of March 31, 2013, we provided those services through 30 MUFG Plazas.

To provide exclusive membership services to high net-worth individual customers, we have Private Banking Offices featuring lounges and private rooms where we provide wealth management advice and other services to our customers in a relaxing and comfortable setting. As of March 31, 2013, we had 30 Private Banking Offices in Japan.

To improve customer convenience, BTMU has enhanced its ATM network and ATM related services. BTMU has also ceased to charge ATM transaction fees from customers of BTMU and MUTB for certain transactions. Furthermore, BTMU currently shares its ATM network with six Japanese local banks, AEON Bank, Ltd. and the banks belonging to the Japan Agricultural Cooperatives bank group. BTMU has also ceased to charge ATM transaction fees from customers who use these banks’ ATMs for certain transactions.

Trust agency operations.    We offer MUTB’s trust related products and advisory services through our trust agency system not only for MUTB customers but also for BTMU and MUMSS customers. As of March 31, 2013, BTMU engaged in the following eight businesses as the trust banking agent for MUTB: testamentary trusts, inheritance management, asset succession planning, inheritance management agency operations, business management financial consulting, lifetime gift trusts, share disposal trusts, and marketable securities administration trusts. MUMSS engaged in the following three businesses as the trust banking agent for MUTB: testamentary trusts, inheritance management and asset succession planning. Because of Japan’s aging society, customer demand for inheritance-related advice is increasing, and we aim to significantly strengthen our ability to cross-sell the inheritance products to our existing customers.

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

Commercial Banking

We provide various financial solutions, such as loans and fund management, remittance and foreign exchange services, to meet the requirements of small and medium-sized enterprise, or SME, customers. We also help our customers develop business strategies, such as overseas expansions, inheritance-related business transfers and stock listings.

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

Integrated Trust Assets Business Group

The Integrated Trust Assets Business Group covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the international strengths of BTMU. The business group provides a full range of services to corporate and pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members. With the aim of further enhancing the business, MUTB has strategic alliances with asset management companies outside of Japan.

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

Integrated Global Business Group

The Integrated Global Business Group was established on July 1, 2011 to effectively coordinate and enhance our group-wide efforts to strengthen and expand overseas operations. Integrated Global Business Group is designed to clarify the leadership in, and enhance the coordination for, our overseas strategies on a group-wide basis.

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

Amidst this dynamic environment, Integrated Global Business Group covers our overseas businesses, including commercial banking services such as loans, deposits and cash management services, retail banking, trust assets and securities businesses (with the retail banking and trust assets businesses being conducted through Union Bank), through a global network of more than 500 offices outside of Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

CIB (Corporate and Investment Banking)

Our CIB business primarily serves large corporations, financial institutions, and sovereign and multinational organizations with a comprehensive set of solutions for their financing needs. Through our global network of offices and branches, we provide a full range of services, including corporate banking services such as providing project finance as well as ECA finance and arranging the issuance of asset-backed commercial paper, investment banking services such as debt/equity issuance, and M&A advisory services, to help clients develop financial strategies. To meet clients’ expectations for their various financing needs, we have established a client-oriented coverage business model and coordinate our product experts who can offer innovative finance services all around the world. With our acquisition in December 2010 from The Royal Bank of Scotland Group plc of project finance assets consisting of loans for natural resources, power and other infrastructure projects in Europe, the Middle-East and Africa, and related assets, we continue to seek to strengthen our project finance business, which is one of the core businesses of CIB.

Transaction Banking

We have Transaction Banking offices in six locations around the world through which we provide commercial banking products and services for corporations and financial institutions in managing and processing domestic and cross-border payments, mitigating risks in international trade, and performing asset and liability management. A team of approximately 400 officers provide customers with support for their domestic, regional and global trade finance and cash management programs through our extensive global network.

Union Bank

UNBC is a wholly-owned indirect subsidiary of MUFG. UNBC is a U.S. bank holding company with Union Bank being its primary subsidiary. Union Bank is a leading regional bank headquartered in California, ranked by the Federal Deposit Insurance Corporation, or FDIC, as the 21st largest bank in the United States in terms of total deposits as of March 2013. Union Bank provides a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, Washington, and Texas as well as nationally and internationally. In October 2012, Union Bank acquired Smartstreet, formerly a division of Atlanta-based PNC Bank, N.A. which had approximately $1.0 billion in deposits and provides banking services nationwide to homeowners associations and community association management companies in the United States. In December 2012, UNBC acquired Pacific Capital Bancorp, a bank holding company based in California with approximately $6.7 billion in total assets and approximately $4.7 billion in deposits. In April 2013, Union Bank reached an agreement to acquire PB Capital Corporation’s institutional commercial real estate lending division platform.

Headquartered in New York, the commercial real estate lending division of PB Capital had approximately $3.5 billion in loans outstanding on properties in various major metropolitan areas in U.S. as of June 14, 2013. In May 2013, Union Bank agreed to assume the deposits and acquire certain assets of First Bank Association Bank Services, a unit of First Bank, which provides a full range of services to homeowners associations and community management companies. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Activities in Asia

Recently, we have been expanding our operations in Asia in an effort to further develop our operations abroad. For example, in May 2013, BTMU acquired approximately 20% of the ordinary shares of Vietnam Joint Stock Commercial Bank for Industry and Trade, or VietinBank. VietinBank is one of the major Vietnamese state-owned commercial banks in terms of assets. VietinBank is now accounted for under the equity method.

In addition, on July 2, 2013, BTMU entered into a share tender agreement with GE Capital regarding GE Capital’s shareholding in Bank of Ayudhya Public Company Limited, or Krungsri, in Thailand. Under the agreement, BTMU will launch a voluntary tender offer for all of the outstanding Krungsri shares upon satisfaction of regulatory and corporate approvals and other conditions, and GE Capital will tender all of the shares it holds in Krungsri, constituting approximately 25.33% of the total outstanding shares of Krungsri, in the tender offer. Krungsri, which was established in 1945, is the fifth-largest commercial bank in Thailand in terms of assets. Krungsri provides banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, SMEs, and large corporation through 601 branches and over 19,000 service outlets in Thailand.

For more information on the above transactions in Asia, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Global Markets

Global Markets covers asset and liability management and strategic investments of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD. Effective July 1, 2012, the Integrated Global Business Group and Global Markets started working jointly on some of the sales and trading businesses of MUSHD’s foreign subsidiaries as part of our efforts to strengthen the cooperation between BTMU and MUSHD of their markets businesses and to expand investor relationships while improving our trading capabilities to seize interest rate and foreign exchange market opportunities for loans and corporate bond transactions. Accordingly, during the year ended March 31, 2013, we began reporting a portion of the securities sales and trading businesses, which previously was presented within the Integrated Global Business Group, as part of Global Markets.

Global Strategic Alliance with Morgan Stanley

As a result of our conversion of Morgan Stanley convertible preferred stock into Morgan Stanley’s common stock on June 30, 2011, we hold approximately 432 million shares of Morgan Stanley’s common stock representing approximately 22.0% of the voting rights in Morgan Stanley and Series C Preferred Stock with a face value of approximately $521.4 million, or ¥53.6 billion, and 10% dividend as of March 31, 2013. As of the same date, we had two representatives appointed to Morgan Stanley’s board of directors. We adopted the equity method of accounting for our investment in Morgan Stanley beginning with the fiscal year ended March 31, 2012.

In conjunction with Morgan Stanley, we formed two securities joint venture companies in May 2010 to integrate our respective Japanese securities companies. We converted the wholesale and retail securities businesses conducted in Japan by MUS into MUMSS. Morgan Stanley contributed the investment banking operations conducted in Japan by its former wholly-owned subsidiary, Morgan Stanley Japan, to MUMSS, and converted the sales and trading and capital markets businesses conducted in Japan by Morgan Stanley Japan into an entity called Morgan Stanley MUFG Securities, Co., Ltd., or MSMS. We hold a 60% economic interest in MUMSS and MSMS, and Morgan Stanley holds a 40% economic interest in MUMSS and MSMS. We hold a 60% voting interest and Morgan Stanley holds a 40% voting interest in MUMSS, and we hold a 49% voting interest and Morgan Stanley holds a 51% voting interest in MSMS. Morgan Stanley’s and our economic and voting interests in the securities joint venture companies are held through intermediate holding companies. We have retained control of MUMSS and we account for our interest in MSMS under the equity method due to our significant influence over MSMS. The board of directors of MUMSS has fifteen members, nine of whom are designated by us and six of whom are designated by Morgan Stanley. The board of directors of MSMS has ten members, six of whom are designated by Morgan Stanley and four of whom are designated by us. The CEO of MUMSS is designated by us and the CEO of MSMS is designated by Morgan Stanley.

We have also expanded the scope of our global strategic alliance with Morgan Stanley into other geographies and businesses, including (1) a loan marketing joint venture that provides clients in the United States with access to expand the world-class lending and capital markets services from both companies, (2) an agreement to establish business referral arrangements in Asia, Europe, the Middle East and Africa, covering capital markets, loans, fixed income sales and other businesses, (3) a global commodities referral agreement whereby BTMU and its affiliates refer clients in need of commodities-related hedging solutions to certain affiliates of Morgan Stanley, and (4) an employee secondment program to share best practices and expertise in a wide range of business areas.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If our strategic alliance with Morgan Stanley fails, we could suffer financial or reputational loss.”

Competition

We face strong competition in all of our principal areas of operations. The structural reforms in the regulation of the financial industry and recent developments in financial markets have resulted in some significant changes in the Japanese financial system and prompted banks to merge or reorganize their operations, thus changing the nature of competition from other financial institutions as well as from other types of businesses.

Japan

Since their formation in 2000 and 2001, the so-called Japanese “mega bank” groups, including us, the Mizuho Financial Group, and the Sumitomo Mitsui Financial Group have continued to expand their businesses and financial group capabilities. Heightened competition among the mega bank groups is currently expected in the securities sector as they have recently announced plans to expand, or have expanded, their respective securities businesses. In May 2010, in conjunction with Morgan Stanley, we created two securities joint venture companies in Japan, MUMSS and MSMS, by integrating the operations of MUS and Morgan Stanley Japan. In May 2009, Mizuho Securities Co., Ltd. acquired Shinko Securities Co., Ltd. In September 2011, the Norinchukin Bank, Mizuho Corporate Bank, Ltd. and Mizuho Securities entered into definitive agreements to expand areas of business cooperation and enhance collaborative relationships. In January 2013, Mizuho Securities and Mizuho Investors Securities Co., Ltd. merged. In October 2009, the Sumitomo Mitsui Financial Group acquired the former Nikko Cordial Securities Inc. and other businesses from Citigroup Inc.

For a discussion of the two securities joint venture companies created by us and Morgan Stanley, see “—B. Business Overview—Global Strategic Alliance with Morgan Stanley.”

The mega bank groups face heightened competition with other financial groups. For example, the Nomura Group acquired Lehman Brothers Holdings Inc.’s franchise in the Asia-Pacific region and investment banking businesses in Europe and the Middle East in October 2008. In addition, various Japanese non-bank financial institutions, non-financial companies as well as foreign financial institutions entered into the Japanese domestic market. For example, Orix Corporation, a non-bank financial institution, and the Seven & i Holdings group and

Sony Corporation, which were both non-financial companies, offers various banking services, often through non-traditional distribution channels. Citigroup Inc. conducts its banking business in Japan through a locally incorporated banking subsidiary.

In the retail banking sector, customers often seek a broad range of financial products and services, such as investment trusts and insurance products. Recently, competition has increased due to the development of new products and distribution channels. For example, Japanese banks have started competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner, such as internet banking services, and to create sophisticated new products in response to customer demand. In addition, the Japanese individual savings account system, so-called NISA program, will start from January 2014, which will offer tax exemptions on capital gains and dividend income for investments up to ¥1 million a year for a maximum of five years. Competition in the retail banking sector is also expected to increase due to the implementation of such tax exemption program.

In recent years, the Japanese government has identified several governmental financial institutions as candidates to privatize. In particular, the privatization of the Japan Post Group companies could substantially increase competition within the financial services industry as Japan Post Bank Co., Ltd. is one of the world’s largest holders of deposits. Although the Japanese government’s privatization plan for the Japan Post Group companies was suspended in December 2009, a revised postal privatization law became effective in May 2012, allowing the government to commence its sales of shares in the Japan Post Group companies. The revised law only requires Japan Post Holdings Co., Ltd. to make efforts to sell its shares in Japan Post Bank and Japan Post Insurance Co., Ltd. as soon as possible with no specific deadline. Additionally, under the revised law, Japan Post Bank and Japan Post Insurance may enter into new businesses upon obtaining government approvals, and if the government’s equity holdings decrease to a certain level, the two companies will be allowed to enter into new businesses upon submission of a notice to the government. As a result, the Japan Post Group companies may seek to enter into new financial businesses and increasingly compete with us. The privatization of the Japan Post Group companies remains subject to political negotiations and government action. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our business may be adversely affected by competitive pressures, which have partly increased due to regulatory changes and recent market changes in the financial industry domestically and globally” and “—B. Business Overview—The Japanese Financial System—Government Financial Institutions.”

In the consumer finance sector, new regulatory reforms and legal developments have negatively impacted the business environment, resulting in failures of a large number of consumer finance companies, including a major consumer finance company’s filing for corporate reorganization in September 2010. In April 2012, Promise Co., Ltd. became a wholly-owned subsidiary of the Sumitomo Mitsui Financial Group, and changed its name as SMBC Consumer Finance Co., Ltd. in July 2012. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Because of our loans to consumers and our shareholdings in companies engaged in consumer lending, changes in the business or regulatory environment for consumer finance companies in Japan may further adversely affect our financial results.”

The trust assets business is an area that is becoming increasingly competitive because of regulatory changes in the industry that have expanded the products and services that can be offered since the mid-2000s. In addition, there is growing corporate demand for changes in the trust regulatory environment, such as reforms of the pension system and related accounting regulations under Japanese GAAP. Competition may increase in the future as changes are made to respond to such corporate demand and regulatory barriers to entry are lowered. In October 2009, The Sumitomo Trust and Banking Co., Ltd. acquired Nikko Asset Management Co., Ltd. from Citigroup Inc. In April 2011, Sumitomo Trust and Banking and Chuo Mitsui Trust Holdings, Inc. established Sumitomo Mitsui Trust Holdings, Inc., a holding company, to integrate their operations. In April 2012, Sumitomo Trust and Banking, The Chuo Mitsui Trust and Banking Company, Limited and Chuo Mitsui Asset Trust and Banking Company, Limited, the three trust bank subsidiaries of Sumitomo Mitsui Trust Holdings, merged and were renamed Sumitomo Mitsui Trust Bank, Limited. As a result, competition is expected to intensify in the asset management and trust assets businesses.

Foreign

In the United States, we face substantial competition in all aspects of our business. We face competition from other large U.S. and non-U.S. money-center banks, as well as from similar institutions that provide financial services. Through Union Bank, we currently compete principally with U.S. and non-U.S. money-center and regional banks, thrift institutions, insurance companies, asset management companies, investment advisory companies, consumer finance companies, credit unions and other financial institutions.

In other international markets, we face competition from commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in the local financial markets in which we conduct business. For example, Japanese mega banks, including us, and other major international banks have been expanding, or are expected to expand, their operations in the Asian market, where leading local banks have been growing recently. In addition, we may face further competition as a result of recent investments, mergers and other business tie-ups among global financial institutions.

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

Private Banking Institutions

Private banking institutions in Japan are commonly classified into two categories (the following numbers are based on information published by the Financial Services Agency of Japan available as of July 1, 2013:

•	ordinary banks (125 ordinary banks and 57 foreign commercial banks with ordinary banking operations); and

•	trust banks (16 trust banks, including four Japanese subsidiaries of foreign financial institutions).

Ordinary banks in turn are classified as city banks, of which there are four, including BTMU, and regional banks, of which there are 106 and other banks, of which there are 15. On July 1, 2013, Mizuho Bank, Ltd. and Mizuho Corporate Bank merged, wherein Mizuho Corporate Bank was the surviving entity and changed its name to Mizuho Bank, Ltd. The merged bank is one of the four city banks. In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished based on head office location as well as the size and scope of their operations.

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

Government Financial Institutions

Since World War II, a number of government financial institutions have been established in Japan. These corporations are wholly-owned by the government and operate under its supervision. Their funds are provided mainly from government sources. Certain types of operations undertaken by these institutions have been or are planned to be assumed by, or integrated with the operations of, private corporations, through privatization and other measures.

Among them are the following:

•

The Development Bank of Japan, which was established for the purpose of contributing to the economic development of Japan by extending long-term loans, mainly to primary and secondary sector industries, and which was reorganized as a joint stock company in October 2008 as part of its ongoing privatization process, the target completion date for which has been postponed until sometime between April 2020 and March 2022;

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

Supervision and Regulation

Japan

Supervision.    The Financial Services Agency of Japan, an agency of the Cabinet Office, or the FSA, is responsible for supervising and overseeing financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as the central bank for financial institutions, also has supervisory authority over banks in Japan, based primarily on its contractual agreements and transactions with the banks.

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

In June 2013, the Diet passed a bill to amend various financial regulation related laws, including the Banking Law, which includes certain deregulations on restrictions for shareholdings by banks. For example, although a bank is generally prohibited from holding more than 5% of the outstanding shares of another company (other than certain financial institutions) under the Banking Law, if a bank’s shareholding contributes to revitalizing a company’s business or the local economy related to such company, the bank may be exempt from such requirement and allowed to hold more than 5% of the outstanding shares of such company. These amendments are expected to become effective within one year from June 19, 2013.

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

Capital adequacy.    The capital adequacy guidelines adopted by the FSA that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach introduced by the Basel Committee on Banking Supervision of the Bank for International Settlements, or BIS. From March 31, 2007 until immediately prior to March 31, 2013, Japanese banks were subject to standards reflecting the Basel Committee standards called “International Convergence of Capital Measurement and Capital Standards: A Revised Framework,” or Basel II.

Under the previous FSA guidelines reflecting Basel II, capital was classified into three tiers, referred to as Tier I, Tier II and Tier III. Under the previous FSA guidelines reflecting Basel II, Tier I capital generally consisted of shareholders’ equity items, including common stock, preferred stock, capital surplus, non controlling interests and retained earnings (which includes deferred tax assets). Recorded goodwill and other items, such as treasury stock, and unrealized losses on investment securities classified as “securities available for sale” under Japanese GAAP, net of taxes, if any, were deducted from Tier I capital. Under the previous FSA guidelines reflecting Basel II, Tier II capital generally consisted of: (1) the amount (up to a maximum of 0.6% of credit risk-weighted assets) by which eligible reserves for credit losses exceed expected losses in the internal ratings-based approach, and general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets determined by the partial use of the Standardized Approach (including a phased rollout of the internal ratings-based approach), (2) 45% of the unrealized gains on investment securities classified as “securities available for sale” under Japanese GAAP, (3) 45% of the land revaluation excess, (4) the balance of perpetual subordinated debt, and (5) the balance of subordinated term debt with an original maturity of over five years and preferred stock with a maturity up to 50% of Tier I capital. Under the previous FSA guidelines reflecting Basel II, Tier III capital generally consisted of short-term subordinated debt with an original maturity of at least two years and which is subject to a “lock-in” provision, which stipulates that neither interest nor principal may be paid if such payment would cause the bank’s overall capital amount to be less than its minimum capital requirement.

The Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. The agreement on Basel III includes the following: (1) raising the quality of capital to ensure banks are able to better absorb losses on both a going concern and a gone concern basis, (2) increasing the risk coverage of the capital framework, in particular for trading activities, securitizations, exposures to off-balance sheet vehicles and counterparty credit exposures arising from derivatives, (3) raising the level of minimum capital requirements, including an increase in the minimum common equity requirement from 2% to 4.5%, which is planned to be phased in between January 1, 2013 and January 1, 2015, and a capital conservation buffer of 2.5%, which is planned to be phased in between January 1, 2016 and year end 2018, bringing the total common equity requirement to 7%, (4) introducing an internationally harmonized leverage ratio to serve as a backstop to the risk-based capital measure and to contain the build-up of excessive leverage in the system, (5) raising standards for the supervisory review process (Pillar 2) and public disclosures (Pillar 3), together with additional guidance in the areas of sound valuation practices, stress testing, liquidity risk management, corporate governance and compensation, (6) introducing minimum global liquidity standards consisting of both a short term liquidity coverage ratio and a longer term, structural net stable funding ratio, and (7) promoting the build-up of capital buffers that can be drawn down in periods of stress, including both a capital conservation buffer and a countercyclical buffer to protect the banking sector from periods of excess credit growth.

Certain provisions of Basel III were adopted by the FSA effective March 31, 2013 for Japanese banking institutions with international operations conducted by their foreign offices. Based on the Basel III framework, the Japanese capital ratio framework has been revised to implement more stringent capital adequacy requirements to prevent excessive risk takings. Under Basel III, Common Equity Tier 1, Tier 1 and total capital ratios are used to assess capital adequacy, which ratios are determined by dividing applicable capital components by risk-weighted assets. Total capital is defined as the sum of Tier 1 and Tier 2 capital, and the target minimum total capital ratio is 8.0%, which consists of a target minimum Tier 1 capital ratio of 6.0% (including a target minimum Common Equity Tier 1 capital ratio of 4.5% and a target minimum Additional Tier 1 capital ratio of 1.5%) and a target minimum Tier 2 capital ratio of 2.0%. These minimum capital ratios are applicable to MUFG on a consolidated basis and to BTMU and MUTB on a consolidated as well as stand-alone basis. Core Equity Capital, which was similar to Tier I capital under Basel II, has been regrouped into Common Equity Tier 1 and Additional Tier 1 capital under Basel III, with certain Core Equity Capital items under Basel II being excluded from comprising such capitals. Supplemental Capital, which was similar to Tier II capital under Basel II, has been regrouped into Tier 2 capital under Basel III with certain Supplemental Capital items under Basel II being excluded. Additionally, Quasi-supplemental Capital, which was similar to Tier III capital under Basel II, has been excluded, and the scope of assets comprising risk-weighted assets has been expanded under Basel III.

Under Basel III, Tier 1 capital is defined to include Common Equity Tier 1 and Additional Tier 1 capital. Common Equity Tier 1 capital is a new category of capital primarily consisting of:

•	common stock,

•	capital surplus,

•	retained earnings, and

•	other comprehensive income (progressively phased into the capital ratio calculation over several years).

Regulatory adjustments including certain intangible fixed assets, such as goodwill, and defined benefit pension fund net assets (prepaid pension costs) will be deducted from Common Equity Tier 1 capital. The amount of adjustments to be deducted will increase progressively over time.

Additional Tier 1 capital generally consists of Basel III compliant preferred securities and other capital that meet Tier I requirements under the former Basel II standards, net of regulatory adjustments. Subject to transitional measures, items including intangible fixed assets, such as goodwill, and foreign currency translation adjustments are deducted from Additional Tier 1 capital with the deduction amounts progressively decreasing over time.

Tier 2 capital generally consists of:

•	Basel III compliant deferred obligations,

•	capital that meet Tier II requirements under the former Basel II standards,

•	allowances for credit losses, and

•	non-controlling interests in subsidiaries’ Tier 2 capital instruments.

Subject to transitional measures, certain items including 45% of unrealized profit on securities available for sale and revaluation of land are deducted from Tier 2 capital with the deduction amounts progressively decreasing over time.

In order to qualify as Tier 1 or Tier 2 capital under Basel III, applicable instruments such as preferred shares and subordinated debt must have a clause in their terms and conditions that requires them to be written-off or forced to be converted into common stock upon the occurrence of certain trigger events.

Risk-weighted assets are the sum of risk-weighted assets compiled for credit risk purposes, quotient of dividing the amount equivalent to market risk by 8%, and quotient of dividing the amount equivalent to operational risk by 8%, and also include amount to be added due to transitional measures as well as floor adjustments, if necessary. Risk-weighted assets include the capital charge of the credit valuation adjustment (CVA), the credit risk related to asset value correlation multiplier for large financial institutions, the 250% risk-weighted threshold items not deducted from Common Equity Tier 1 capital, and certain Basel II capital deductions that were converted to risk-weighted assets under Basel III, such as securitizations and significant investments in commercial entities. Under the FSA guidelines, Basel III is expected to be adopted progressively over several years. For example, from March 31, 2013 until March 30, 2014, the minimum capital ratio is 3.5% for Common Equity Tier 1, 4.5% for Tier 1 capital, and 8.0% for total capital, and the requirement will be progressively raised to meet the Basel III requirement by March 31, 2015. Additionally, certain items that will no longer be counted towards Tier 1 and Tier 2 capital will be progressively phased out of the capital ratio calculation over several years to arrive at the capital base required by Basel III.

We have been granted an approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2013, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.5%.

The Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for global systemically important banks, or G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board identified us as a G-SIB in its most recent annual report published in November 2012, and indicated that, as a G-SIB, we would be required to hold an additional 1.5% of Tier 1 common equity. The group of banks identified as G-SIBs is expected to be updated annually, and the first group of G-SIBs to which the stricter capital requirements will initially be applied is expected to be identified in 2014. The stricter capital requirements are expected to be implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019.

Local banking regulators outside of Japan, such as those in the United States, are expected to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III when adopted in those countries. The new risk-weighted asset structure expected to be proposed under Basel III may also encourage us to modify our business model to focus more on flow-based client market businesses, such as transactional banking and asset management. We will continue to assess the potential impact of Basel III and other regulatory standards related thereto.

For a discussion on our capital ratios, see “Item 5.B. Operating and Financial Review and Prospects—

Liquidity and Capital Resources—Capital Adequacy.”

Inspection and reporting.    By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the FSA monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The FSA implemented the Financial Inspection Rating System, or FIRST, for deposit-taking financial institutions, which has become applicable to major banks since April 1, 2007. By providing inspection results in the form of graded evaluations (i.e., ratings), the FSA expects this rating system to motivate financial institutions to voluntarily improve their management and operations. Additionally, the FSA currently takes the “better regulation” approach in its financial regulation and supervision. This consists of four pillars: (1) optimal combination of rules-based and principles-based supervisory approaches; (2) timely recognition of priority issues and effective response; (3) encouraging voluntary efforts by financial firms and placing greater emphasis on providing them with incentives; and (4) improving the transparency and predictability of regulatory actions, in pursuit of improvement of the quality of financial regulation and supervision.

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

Banks are also prohibited from holding shares in other companies exceeding their Tier 1 capital amount. For a detailed discussion on the capital requirements for Japanese banks, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy—Capital Requirements for Banking Institutions in Japan.”

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

Subsidiaries of bank holding companies engaging in the securities business are subject to the supervision of the FSA as financial instruments business operators. The Prime Minister has the authority to regulate the securities industry and securities companies, which authority is delegated to the FSA Commissioner under the Financial Instruments and Exchange Law. In addition, the Securities and Exchange Surveillance Commission, an external agency of the FSA, is independent from the FSA’s other bureaus and is vested with the authority to conduct day-to-day monitoring of the securities markets and to investigate irregular activities that hinder fair trading of securities, including inspection of securities companies as well as banks in connection with their securities business. Furthermore, the FSA Commissioner delegates certain authority to the Director General of the Local Finance Bureau to inspect local securities companies and their branches. A violation of applicable laws and ordinances may result in various administrative sanctions, including revocation of registration, suspension of business or an order to discharge any Director or Executive Officer who has failed to comply with applicable laws and ordinances. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory organization of securities companies.

Act on Sales, etc. of Financial Instruments.    The Act on Sales, etc. of Financial Instruments was enacted to protect customers from incurring unexpected losses as a result of purchasing financial instruments. Under this law, sellers of financial instruments have a duty to their potential customers to explain important matters such as the nature and magnitude of risks involved regarding the financial instruments that they intend to sell. If a seller fails to comply with the duty, there is a rebuttable presumption that the loss suffered by the customer due to the seller’s failure to explain is equal to the amount of decrease in the value of the purchased financial instruments.

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

Under the Deposit Insurance Act, the maximum amount of protection is ¥10 million per customer within one bank. All deposits are subject to the ¥10 million maximum, except for non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions (the “settlement accounts”). Deposits in settlement accounts are fully protected without a maximum amount limitation. Certain types of deposits are not covered by the deposit insurance system, such as foreign currency deposits and negotiable certificates of deposit. As of April 1, 2013, the Deposit Insurance Corporation charges insurance premiums equal to 0.107% per year on the deposits in the settlement accounts, which are fully protected as mentioned above, and premiums equal to 0.082% per year on the deposits in other accounts. If no financial institution becomes insolvent during the year ending on March 31, 2014, the premiums will be retrospectively revised to 0.089% per year and 0.068% per year, respectively, and the balance will be returned.

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

In June 2013, the Diet passed the amendments to the Deposit Insurance Act, which establish the new procedures for orderly processing of assets and liabilities of distressed financial institutions to stabilize the financial system, and expand the scope of financial institutions covered by the new procedures to include securities firms and insurance companies. Under the new procedures, in case a designated financial institution becomes distressed, such financial institution will be subject to compulsory management of its operation and assets and receive financial assistance in the form of loans or subscription of shares. These amendments are expected to become effective within nine months from June 19, 2013.

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

The Act on the Temporary Measures for the Facilitation of Finance to Small and Medium-sized Firms and Others.    In December 2009, the Act on the Temporary Measures for the Facilitation of Finance to Small and Medium-sized Firms and Others became effective, requiring financial institutions, among other things, to make an effort to reduce their customers’ burden of loan repayment by employing methods such as modifying the term of loans at the request of eligible borrowers, including small and medium-sized firms and individual home loan borrowers. The new legislation also requires financial institutions to internally establish a system to implement the requirements of the legislation and periodically make public disclosure of and report to the relevant authority on the status of implementation. Although this legislation ended as of March 31, 2013, the FSA is encouraging the financial institutions to continue to provide support to small and medium-sized firms by revising the Inspection Manual, Supervisory Policy and Ordinance for Enforcement of the Baking Law in order to encourage financial institutions to modify the terms of loans, provide smooth financing, and take active roles in supporting operations of such companies.

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

Overall supervision and regulation.    We are subject to supervision, regulation and examination with respect to our U.S. operations by the Board of Governors of the Federal Reserve System, or the FRB, pursuant to the U.S. Bank Holding Company Act of 1956, as amended, or the BHCA, and the International Banking Act of 1978, as amended, or the IBA, because we are a bank holding company and a foreign banking organization, respectively, as defined pursuant to those statutes. The FRB functions as our “umbrella” supervisor under amendments to the BHCA effected by the Gramm-Leach-Bliley Act of 1999, which among other things:

•	prohibited further expansion of the types of activities in which bank holding companies, acting directly or through non-bank subsidiaries, may engage;

•	authorized qualifying bank holding companies to opt to become “financial holding companies,” and thereby acquire the authority to engage in an expanded list of activities; and

•	modified the role of the FRB by specifying new relationships between the FRB and the functional regulators of non-bank subsidiaries of both bank holding companies and financial holding companies.

The BHCA generally prohibits each of a bank holding company and a foreign banking organization that maintains branches or agencies in the United States from, directly or indirectly, acquiring more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the bank holding company or foreign banking organization has elected to become a financial holding company, as discussed above, or the FRB has determined, by order or regulation, that such activities are so closely related to banking as to be a proper incident thereto and has granted its approval to the bank holding company or foreign banking organization for such an acquisition. The BHCA also requires a bank holding company or foreign banking organization that maintains branches or agencies in the United States to obtain the prior approval of an appropriate federal banking authority before acquiring, directly or indirectly, the ownership of more than 5% of the voting shares or control of any U.S. bank or bank holding company. In addition, under the BHCA, a U.S. bank or a U.S. branch or agency of a foreign bank is prohibited from engaging in various tying arrangements involving it or its affiliates in connection with any extension of credit, sale or lease of any property or provision of any services.

On October 6, 2008, we became a financial holding company in the United States. At the same time, BTMU, MUTB, and UNBC, which are also bank holding companies, elected to become financial holding companies. As noted above, as a financial holding company we are authorized to engage in an expanded list of activities. These activities include those deemed to be financial in nature or incidental to such financial activity, including among other things merchant banking, insurance underwriting, and a full range of securities activities. In addition, we are permitted to engage in certain specified non-banking activities deemed to be closely related to banking, without prior notice to or approval from the FRB. To date, we have utilized this expanded authority by electing to engage in certain securities activities, including securities underwriting, indirectly through certain of our securities subsidiaries. In order to maintain our status as a financial holding company that allows us to expand our activities, we must continue to meet certain standards established by the FRB. Those standards require that we exceed the minimum standards applicable to bank holding companies that have not elected to become financial holding companies. These higher standards include meeting the “well capitalized” and “well managed” standards for financial holding companies as defined in the regulations of the FRB. In addition, as a financial holding company, we must ensure that our U.S. banking subsidiaries identified below meet certain minimum standards under the Community Reinvestment Act of 1977. At this time, we continue to comply with these standards.

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

The IBA provides, among other things, that the FRB may examine U.S. branches and agencies of foreign banks, and each branch and agency shall be subject to on-site examination by the appropriate federal or state bank supervisor as frequently as would a U.S. bank. The IBA also provides that if the FRB determines that a foreign bank is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in its home country, or if there is reasonable cause to believe that the foreign bank or its affiliate has committed a violation of law or engaged in an unsafe or unsound banking practice in the United States, the FRB may order the foreign bank to terminate activities conducted at a branch or agency in the United States.

U.S. branches and agencies of foreign banks must be licensed, and are also supervised and regulated, by a state or by the Office of the Comptroller of the Currency, or the OCC, the federal regulator of U.S. national banks. All of the branches and agencies of BTMU and MUTB in the United States are state-licensed. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-licensed counterparts, unless the FRB determines that the additional activity is consistent with safe and sound practices. U.S. federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

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

U.S. banking subsidiaries.    We indirectly own and control two U.S. banks:

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

The FDIC is the primary federal agency responsible for the supervision, examination and regulation of Mitsubishi UFJ Trust & Banking Corporation (U.S.A). The FDIC may take enforcement action, including the issuance of prohibitive and affirmative orders, if it determines that a financial institution under its supervision has engaged in unsafe or unsound banking practices, or has committed violations of applicable laws and regulations. The FDIC insures the deposits of both of our U.S. banking subsidiaries up to legally specified maximum amounts. In the event of a failure of an FDIC-insured bank, the FDIC is virtually certain to be appointed as receiver, and would resolve the failure under provisions of the Federal Deposit Insurance Act. An FDIC-insured institution that is affiliated with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. In the liquidation or other resolution of a failed FDIC-insured depository institution, deposits in its U.S. offices and other claims for administrative expenses and employee compensation are afforded priority over other general unsecured claims, including deposits in offices outside the United States, non-deposit claims in all offices and claims of a parent company. Moreover, under longstanding FRB policy, a bank holding company is expected to act as a source of financial strength for its banking subsidiaries and to commit resources to support such banks.

Bank capital requirements and capital distributions.    Our U.S. banking subsidiaries are subject to applicable risk-based and leverage capital guidelines issued by U.S. regulators for banks and bank holding companies. In addition, BTMU and MUTB, as foreign banking organizations that have U.S. branches and agencies and that are controlled by us as a financial holding company, are subject to the FRB’s requirements that they be “well-capitalized” based on Japan’s risk based capital standards, as well as “well managed.” All of our U.S. banking subsidiaries and BTMU, MUTB, and UNBC are “well capitalized” as defined under, and otherwise comply with, all U.S. regulatory capital requirements applicable to them. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides, among other things, for expanded regulation of insured depository institutions, including banks, and their parent holding companies. As required by FDICIA, the federal banking agencies have established five capital tiers ranging from “well capitalized” to “critically undercapitalized” for insured depository institutions. As an institution’s capital position deteriorates, the federal banking regulators may take progressively stronger actions, such as further restricting affiliate transactions, activities, asset growth or interest payments. In addition, FDICIA generally prohibits an insured depository institution from making capital distributions, including the payment of dividends, or the payment of any management fee to its holding company, if the insured depository institution would subsequently become undercapitalized.

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

Other regulated U.S. subsidiaries.    Our non-bank subsidiaries that engage in securities-related activities in the United States are regulated by appropriate functional regulators, such as the SEC, any self-regulatory organizations of which they are members, and the appropriate state regulatory agencies. These non-bank subsidiaries are required to meet separate minimum capital standards as imposed by those regulatory authorities.

Anti-Money Laundering Initiatives and the USA PATRIOT Act.    A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at preventing money laundering and terrorist financing. The USA PATRIOT Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Department of the Treasury has issued a number of regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of their customers. In addition, the bank regulatory agencies carefully scrutinize the adequacy of an institution’s policies, procedures and controls. As a result, there has been an increased number of regulatory sanctions and law enforcement authorities have been taking a more active role in enforcing these laws. Failure of a financial institution to maintain and implement adequate policies, procedures and controls to prevent money laundering and terrorist financing could in some cases have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs, the imposition of limitations on the scope of their operations and the imposition of fines and other monetary penalties.

Foreign Corrupt Practices Act.    In recent years, U.S. regulatory and enforcement agencies including the U.S. Securities and Exchange Commission, or SEC, and the U.S. Department of Justice have significantly increased their enforcement efforts of the Foreign Corrupt Practices Act, or the FCPA. The FCPA prohibits U.S. securities issuers, U.S. domestic entities, and parties doing substantial business within the United States (including their shareholders, directors, agents, officers, and employees) from making improper payments to non-U.S. government officials in order to obtain or retain business. The FCPA also requires U.S. securities issuers to keep their books and records in detail, accurately, and in such a way that they fairly reflect all transactions and dispositions of assets. Those enforcement efforts have targeted a wide range of U.S. and foreign-based entities and have been based on a broad variety of alleged fact patterns, and in a number of cases have resulted in the imposition of substantial criminal and civil penalties or in agreed payments in settlement of alleged violations. Failure of a financial institution doing business in the United States to maintain adequate policies, procedures, internal controls, and books and records on a global basis that address compliance with FCPA requirements could in some cases have serious legal and reputational consequences for the institution, including the incurrence of expenses to enhance the relevant programs and the imposition of fines and other monetary penalties.

Regulatory Reform Legislation.    In response to the global financial crisis and the perception that lax supervision of the financial industry in the United States may have been a contributing cause, new legislation designed to reform the system for supervision and regulation of financial firms doing business in the United States, the so-called Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act is complex and extensive in its coverage and contains a wide range of provisions that would affect financial institutions operating in the United States, including our U.S. operations. Included among these provisions are sweeping reforms designed to reduce systemic risk presented by very large financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the government with the tools needed to manage a financial crisis. Many aspects of the legislation require subsequent regulatory action by supervisory agencies for the full implementation. While some regulatory rule-making has been adopted as discussed below, others remain pending or require further interpretive guidance by the relevant supervisory agencies. Accordingly, while we expect the legislation to have an impact our operations, we are unable to assess with certainty the degree of impact of the Dodd-Frank Act on our operations at this time.

Currently, the components of the Dodd-Frank Act that have impacted or may impact our operations are the provisions relating to the “Volcker Rule,” enhanced prudential standards (including capital requirements, resolution plans, and credit reporting), derivatives regulation, incentive-based compensation, the establishment of the Consumer Financial Protection Bureau, and debit interchange fees. Although a significant portion of the regulatory rules regarding the foregoing components are still pending, based on information currently available to us, other than the Volcker Rule and derivatives regulations as discussed below, the impact of these components is expected to be mainly limited to our U.S. operations and not to be material to us on a consolidated basis. We intend to continue to monitor developments relating to the Dodd-Frank Act and the potential impact on our activities inside and outside of the United States.

With respect to the Dodd-Frank Act provisions related to enhanced prudential standards, in December 2012 the FRB issued for public comment proposed rules that would establish enhanced prudential standards for the U.S. operations of foreign banking organizations such as MUFG, These proposed rules would require us to organize all of our U.S. bank and non-bank subsidiaries under a U.S. intermediate holding company that would be subject to U.S. capital requirements and enhanced prudential standards comparable to those applicable to top-tier U.S. bank holding companies of the same size. If these proposed rules are adopted in their current form, we would be required to inject capital into and/or change the structure of our U.S. operations, including the manner in which we oversee and manage those operations. The rule is subject to final rule-making and interpretation and the impact of the rule on our business operations remains uncertain.

Under the Volcker Rule, we would be required to cease conducting certain proprietary trading activities (i.e., trading in securities and financial instruments for our own account) subject to certain exceptions including market-making, hedging, and underwriting activities if such activities are conducted within a rigorous compliance framework. While the Volcker Rule was intended to exclude restrictions on proprietary trading activities conducted solely outside of the United States, U.S. regulators have not yet finalized rules or guidance on the application of this intended limitation. Most of our proprietary trading activities are generally executed outside of the United States, and we have only limited proprietary trading activity in our U.S. subsidiaries. Accordingly, if the U.S. regulators limit the extraterritorial application of the Volcker Rule to exclude our proprietary trading activities conducted outside of the United States, we do not expect the proprietary trading revenues attributable to our U.S. subsidiaries as a result of the implementation of the Volcker Rule to be material to our operations based on our current revenues attributable to the proprietary trading activities conducted in our U.S. subsidiaries.

U.S. regulators have also begun to issue final regulations governing swaps and derivatives markets as contemplated by the Dodd-Frank Act. To date, BTMU and Mitsubishi UFJ Securities International, plc, or MUSI, have provisionally registered as swap dealers with the U.S. Commodity Futures Trading Commission, or CFTC. Depending on the final outcome of the regulations governing swaps and derivatives markets under the Dodd-Frank Act, as well as the activities of our other subsidiaries located inside and outside of the United States, our other subsidiaries may have to register as swap dealers with, or be subject to the regulations of, the CFTC and/or SEC. Regulation of swap dealers by the CFTC and SEC will impose numerous corporate governance, business conduct, capital, margin, reporting, clearing, execution, and other regulatory requirements on our operations, which may adversely impact our derivatives businesses and make us less competitive than those competitors that are not subject to the same regulations. Although many regulations applicable to swap dealers are already in effect, it is difficult to assess the full impact of these requirements because some of the most important rules have not yet been implemented or finalized. For example, U.S. regulators are adopting guidance and rules on the application of U.S. regulations to activities of registered swap dealers outside of the United States. The potential extraterritorial application of swap dealer regulatory requirements could impose significant operational and compliance burdens on our swaps activities outside of the United States.

Foreign Account Tax Compliance Act.    The Hiring Incentives to Restore Employment Act was enacted in March 2010 and contains provisions commonly referred to as the Foreign Account Tax Compliance Act, or FATCA. The U.S. Treasury, acting through the Internal Revenue Service, or the IRS, is responsible for issuing regulations implementing FATCA. Although final regulations of FATCA were issued in January 2013, many important details still remain unclear. As such, intensive discussions between stakeholders and the U.S. Treasury/IRS have been ongoing for clarification.

The FATCA framework has been expanded with the introduction of Intergovernmental Agreements, or IGAs, between the U.S. Treasury and foreign governments, which pursues a framework for intergovernmental cooperation to facilitate the implementation of FATCA. The United States and Japan have recently agreed to a framework for intergovernmental cooperation.

Because of the level of uncertainty and its significant impact on overall FATCA implementation, we are unable to assess with certainty the potential impact of FATCA on our operations at this moment. However, we expect to comply with FATCA, and the relevant obligations imposed thereunder, which require us to develop extensive systems capabilities and internal processes to identify and report U.S. account holders who are subject to FATCA requirements. Developing and implementing those capabilities and processes is likely to be a complex and costly process, and will require significant internal resources and failure to do so in an adequate manner may subject any institution to serious legal and reputational consequences, including the imposition of withholding taxes on certain amounts payable to such institution from U.S. sources.

Disclosure under Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 13(r) of the U.S. Securities Exchange Act of 1934 requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under specified Executive Orders. The scope of activities that must be reported includes activities not prohibited by U.S. law and conducted outside the United States in compliance with applicable local law.

During the fiscal year ended March 31, 2013, one of our non-U.S. affiliates engaged in business activities with entities in or affiliated with Iran, including counterparties owned or controlled by the Iranian government. These activities were consistent with rules and regulations applicable to the non-U.S. affiliate. Specifically, our non-U.S. banking subsidiary, BTMU, issued letters of credit and guarantees and provided remittance and other settlement services mainly in connection with customer transactions related to the purchase and exportation of Iranian crude oil to Japan, and in some cases, in connection with other petroleum-related transactions with Iran by its customers. These transactions did not involve U.S. dollars nor clearing services of U.S. banks for the settlement of payments, and were reviewed for compliance with applicable U.S. and non-U.S. laws and regulations. For the fiscal year ended March 31, 2013, the aggregate interest and fee income relating to these transactions was less than ¥200 million, representing less than 0.01% of our total interest and fee income. Some of these transactions were conducted through the use of non-U.S. dollar correspondent accounts and other similar settlement accounts maintained with BTMU outside the United States by Iranian financial institutions and other entities in or affiliated with Iran. In addition to such accounts, BTMU has deposits in Japan from fewer than ten Iranian government-related entities and fewer than 100 Iranian government-related individuals such as Iranian diplomats, and maintains settlement accounts outside the United States for certain other financial institutions specified in Executive Order 13382, which settlement accounts were frozen in accordance with applicable laws and regulations. For the fiscal year ended March 31, 2013, the average aggregate balance of deposits held in these accounts represented less than 0.01% of the average balance of our total deposits. The fee income from the transactions attributable to these accounts was less than ¥5 million, representing less than 0.001% of our total fee income. BTMU also holds loans that were arranged prior to changes in applicable laws and regulations to borrowers in or affiliated with Iran, including entities owned by the Iranian government, the outstanding balance of which was approximately ¥500 million, representing less than 0.001% of our total loans, as of March 31, 2013. For the fiscal year ended March 31, 2013, the aggregate gross interest and fee income relating to these loan transactions was less than ¥50 million, representing less than 0.005% of our total interest and fee income.

BTMU will continue to limit its participation in these types of transactions mainly to arrange financing transactions relating to customer imports of Iranian crude oil into Japan, maintain accounts in Japan of Iranian entities and individuals, and obtain interest and fee income and repayment of principal in connection with existing loans to borrowers in or affiliated with Iran, in each case to the extent permitted by applicable laws and regulations.

C.	Organizational Structure

The following chart presents our corporate structure summary as of March 31, 2013:

Note:
(1)	Consumer finance subsidiaries.

Set forth below is a list of our principal consolidated subsidiaries at March 31, 2013:

Note:
(1)	Includes shares held in trading accounts, custody accounts and others.

D.	Property, Plant and Equipment

Premises and equipment at March 31, 2012 and 2013 consisted of the following:

	At March 31,
	2012	2013
	(in millions)
Land	¥381,977	¥379,943
Buildings	708,223	723,902
Equipment and furniture	687,228	767,733
Leasehold improvements	233,123	236,353
Construction in progress	19,330	17,976

Total	2,029,881	2,125,907
Less accumulated depreciation	1,042,407	1,066,853

Premises and equipment—net	¥987,474	¥1,059,054

Our registered address is 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan. At March 31, 2013, we and our subsidiaries conducted our operations either in premises we owned or in properties we leased.

The following table presents the book values of our material offices and other properties at March 31, 2013:

Book value
(in millions)
Owned land	¥379,943
Owned buildings	218,922

The buildings and land we own are primarily used by us and our subsidiaries as offices and branches. Most of the buildings and land we own are free from material encumbrances.

During the fiscal year ended March 31, 2013, we invested approximately ¥139.8 billion, primarily for office renovations and relocation.

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

Summary of Our Recent Financial Results

The following table presents some key figures relating to our financial results:

	Fiscal years ended March 31,
	2011	2012	2013
	(in billions, except per share data)
Net interest income(1)	¥1,879.5	¥1,955.8	¥1,871.1
Provision for credit losses	292.0	223.8	144.5
Non-interest income(2)	1,694.8	1,440.6	2,068.0
Non-interest expense	2,460.5	2,322.7	2,378.7
Income before income tax expense	821.8	849.9	1,415.9
Net income before attribution of noncontrolling interests	388.1	420.7	1,119.9
Net income attributable to Mitsubishi UFJ Financial Group	452.6	416.2	1,069.1
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	30.43	28.09	74.16

Notes:
(1)	Interest income for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.
(2)	Non-interest income for the fiscal year ended March 31, 2012 reflects an impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock resulting from a decline in the quoted price of Morgan Stanley’s common stock that we determined to be other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥1,069.1 billion for the fiscal year ended March 31, 2013, an increase of ¥652.9 billion from ¥416.2 billion for the fiscal year ended March 31, 2012. Our diluted earnings per common share (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the fiscal year ended March 31, 2013 was ¥74.16, an increase of ¥46.07 from ¥28.09 for the fiscal year ended March 31, 2012. Income before income tax expense for the fiscal year ended March 31, 2013 was ¥1,415.9 billion, an increase of ¥566.0 billion from ¥849.9 billion for the fiscal year ended March 31, 2012.

For the fiscal year ended March 31, 2013, our domestic revenue, which consists of interest income and non-interest income attributable to our operations in Japan, was ¥3,016.0 billion, while our total foreign revenue, which consists of interest income and non-interest income attributable to our operations outside of Japan, was ¥1,479.5 billion, with revenue attributable to our operations in the United States contributing ¥426.4 billion, Asia and Oceania excluding Japan contributing ¥585.5 billion, and Europe contributing ¥256.5 billion. As a percentage of total revenue, domestic revenue declined to 67.1% for the fiscal year ended March 31, 2013 from 72.8% for the previous fiscal year.

For the fiscal year ended March 31, 2013, domestic net income attributable to Mitsubishi UFJ Financial Group was ¥499.1 billion. Foreign net income attributable to Mitsubishi UFJ Financial Group was ¥570.0 billion for the same period. In particular, Asia and Oceania excluding Japan contributed ¥275.0 billion, while U.S. and Europe contributed ¥95.6 billion and ¥78.4 billion, respectively.

More specifically, our net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2013 mainly reflected the following:

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

Net interest income for the fiscal year ended March 31, 2013 was ¥1,871.1 billion, a decrease of ¥84.7 billion from ¥1,955.8 billion for the fiscal year ended March 31, 2012. The higher interest income for the fiscal year ended March 31, 2012 reflected the one-time gain of ¥139.3 billion on the conversion rate adjustment of convertible preferred stock of Morgan Stanley. Excluding the one-time gain, net interest income would have increased between the same periods primarily because we increased our trading account assets particularly in foreign countries with higher interest rates compared to the previous fiscal year, while the average interest rate on interest bearing liabilities decreased due to lower interest rate environments. The average interest spread decreased 0.09 percentage points to 0.93% for the fiscal year ended March 31, 2013 from 1.02% for the fiscal year ended March 31, 2012 mainly due to the one-time gain on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. In addition, the interest spread in Japan tightened as a result of the continuing low interest environment. Excluding the one-time gain, our average foreign interest spread would have improved primarily because we were able to effectively manage the yields on our interest-earning assets while interest rates on our interest-bearing liabilities decreased as market interest rates declined.

The following table shows changes in our net interest income by changes in volume and by changes in rates for the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011, and the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012:

	Fiscal Year Ended March 31, 2011 versus Fiscal Year Ended March 31, 2012			Fiscal Year Ended March 31, 2012 versus Fiscal Year Ended March 31, 2013
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Volume(1)	Rate(1)	Net change	Volume(1)	Rate(1)	Net change
	(in millions)
Domestic	¥(51,014)	¥(36,835)	¥(87,849)	¥34,889	¥(108,724)	¥(73,835)
Foreign(2)	43,905	120,290	164,195	174,449	(185,328)	(10,879)

Total	¥(7,109)	¥83,455	¥76,346	¥209,338	¥(294,052)	¥(84,714)

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Interest income on foreign activities for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

The following table is a summary of the amount of interest-earning assets and interest-bearing liabilities, average interest rates, the interest rate spread and non-interest-bearing liabilities for the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011		2012		2013
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥130,922.3	1.16%	¥130,856.7	1.07%	¥134,759.6	0.95%
Foreign(1)	49,338.1	2.08	53,322.4	2.24	59,064.7	1.95

Total	¥180,260.4	1.41%	¥184,179.1	1.41%	¥193,824.3	1.25%

Financed by:
Interest-bearing liabilities:
Domestic	¥126,908.2	0.29%	¥130,916.6	0.26%	¥135,974.9	0.21%
Foreign	34,436.5	0.87	34,504.0	0.88	37,424.6	0.73

Total	161,344.7	0.42	165,420.6	0.39	173,399.5	0.32
Non-interest-bearing liabilities	18,915.7	—	18,758.5	—	20,424.8	—

Total	¥180,260.4	0.37%	¥184,179.1	0.35%	¥193,824.3	0.29%

Interest rate spread		0.99%		1.02%		0.93%
Net interest income as a percentage of total interest-earning assets		1.04%		1.06%		0.97%

Note:

(1)	Interest income on foreign activities for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Provision for credit losses.    Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. The provision for credit losses for the year ended March 31, 2013 was ¥144.5 billion, a decrease of ¥79.3 billion from ¥223.8 billion for the previous fiscal year. For the details of the provision for credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio.”

Non-interest income.    Non-interest income consists of:

•	fees and commissions income, including:

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

•	fees and commissions on stock transfer agency services,

•	guarantee fees,

•	fees on investment funds business, and

•	other fees and commissions,

•

foreign exchange gains (losses)—net, which include gains (losses) on foreign exchange derivative contracts (for example, foreign exchange gains (losses) on currency derivatives), foreign exchange gains (losses) other than derivative contracts (for example, gains (losses) on foreign exchange transactions), and foreign exchange gains (losses) related to the fair value option (for example, foreign exchange gains (losses) on securities under the fair value option),

•

trading account profits—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes, including assets relating to the following activities:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others, and

•

trading account assets relating to application of certain accounting rules, which are generally not related to trading purpose activities but are classified as trading accounts due to application of certain accounting rules, such as assets that are subject to fair value option accounting treatment or investment securities held by variable interest entities that are classified as trading account securities.

Of the two categories, trading purpose activities represent a smaller portion of our trading accounts profits;

•	investment securities gains—net, which primarily include net gains or losses on sales and impairment losses on securities available for sale,

•

equity in earnings (losses) of equity method investees—net, which includes our equity interest in the earnings of our equity investees and impairment losses on our investments in equity method investees,

•	gains on sales of loans, and

•	other non-interest income.

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011	2012	2013
	(in billions)
Fees and commissions income	¥1,128.4	¥1,100.0	¥1,160.9
Foreign exchange gains (losses)—net	260.7	34.3	(39.0)
Trading account profits—net	133.9	667.3	570.3
Investment securities gains—net	121.8	19.4	156.0
Equity in earnings (losses) of equity method investees—net	(113.0)	(499.4)	60.2
Gains on sales of loans	14.5	15.6	14.8
Other non-interest income	148.5	103.4	144.8

Total non-interest income	¥1,694.8	¥1,440.6	¥2,068.0

Fees and commissions income for the fiscal year ended March 31, 2013 was ¥1,160.9 billion, an increase of ¥60.9 billion from ¥1,100.0 billion for the fiscal year ended March 31, 2012. This increase was partly due to an increase of ¥27.6 billion in fees and commissions from our securities business as a result of increased cross-selling, customer referral and other coordinated efforts between our banking and securities subsidiaries and an increase in our underwriting activity. Other fees and commissions also increased ¥34.3 billion mainly due to an increase in brokerage fees at our banking subsidiaries both in Japan and overseas.

Net foreign exchange losses for the fiscal year ended March 31, 2013 were ¥39.0 billion, compared to ¥34.3 billion of net foreign exchange gains for the fiscal year ended March 31, 2012. The Japanese yen depreciated rapidly against major foreign currencies, including the U.S. dollar, towards the end of the fiscal year ended March 31, 2013 and thus contributed to an increase in yen-denominated foreign exchange gains related to financial instruments accounted for under the fair value option. However, this increase was more than offset by an increase in foreign exchange losses on other than derivative contracts resulting from an increase in foreign exchange trading losses and higher foreign exchange translation losses on monetary liabilities denominated in foreign currencies, which we assumed when the Japanese yen was higher.

Net trading account profits for the fiscal year ended March 31, 2013 were ¥570.3 billion, a decrease of ¥97.0 billion from ¥667.3 billion for the fiscal year ended March 31, 2012. The decrease in net trading account profits was largely due to a ¥160.4 billion decrease in net profits on interest rate and other derivative contracts, which in turn was mainly due to a ¥90.8 billion increase in net losses on equity contracts as a result of an increase in losses at our securities subsidiaries on short positions in equity index future transactions and to a ¥39.0 billion decrease in net profits on interest rate contracts as a result of losses on revaluation of interest rate swap contracts. These decreases were partially offset by a ¥63.4 billion increase in net profits on trading account securities, excluding derivatives, as a result of an increase in the volume of trading transactions, reflecting an improvement in general market conditions.

Net investment securities gains for the fiscal year ended March 31, 2013 were ¥156.0 billion, an increase of ¥136.6 billion from ¥19.4 billion for the fiscal year ended March 31, 2012. This increase was mainly due to a decrease of ¥62.6 billion in impairment losses on marketable equity securities, an increase of ¥43.0 billion in gains on sales of debt securities as a result of an increase in gains on sales of Japanese government bonds in the lower interest rate environment, and ¥30.7 billion of gains on sales of domestic equity securities as a result of an increase in gains on sales of domestic equity securities mainly due to an improvement in the domestic equity market.

Net equity in earnings of equity method investees for the fiscal year ended March 31, 2013 was ¥60.2 billion, compared to net equity in losses of equity method investees of ¥499.4 billion for the previous fiscal year, which included an other-than-temporary impairment loss of ¥579.5 billion on our investment in the common stock of Morgan Stanley. For further information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Core Business Areas

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following five areas—Retail, Corporate, Trust Assets, Global, and Global Markets. These five businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system, which mainly consists of corporate center of MUFG, BTMU, MUTB and MUMSS and the elimination of net revenues amongst business segments, are classified under Other. For further information, see “—A. Operating Results—Business Segment Analysis.”

Our business segment information is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices and is not consistent with our consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with U.S. GAAP. For information on a reconciliation of operating profit under our internal management reporting system to income before income tax expense shown on the consolidated statements of income, see Note 27 to our consolidated financial statements included elsewhere in this Annual Report. The following table sets forth the relative contributions to operating profit for the fiscal year ended March 31, 2013 of the five core business areas and other based on our business segment information:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than UNBC	UNBC	Total
	(in billions)
Net revenue	¥1,206.5	¥856.6	¥138.8	¥466.8	¥288.5	¥755.3	¥761.6	¥(2.3)	¥3,716.5
Operating expenses	912.6	439.9	88.3	245.8	205.4	451.2	140.5	176.4	2,208.9

Operating profit (loss)	¥293.9	¥416.7	¥50.5	¥221.0	¥83.1	¥304.1	¥621.1	¥(178.7)	¥1,507.6

Summary of Our Recent Financial Condition

The following table presents some key figures relating to our financial condition in assets:

	At March 31,
	2012	2013
	(in trillions)
Total assets	¥215.20	¥230.56
Net loans	91.01	97.25
Loans, net of unearned income, unamortized premiums and deferred loan fees	92.30	98.59
Allowance for credit losses	(1.29)	(1.34)
Investment securities	61.04	61.87
Securities available for sale	57.74	58.84
Securities being held to maturity	2.39	2.13
Trading account assets	34.95	40.83
Trading securities	23.40	26.18
Trading derivative assets	11.56	14.65

Total assets as of March 31, 2013 were ¥230.56 trillion, an increase of ¥15.36 trillion from ¥215.20 trillion at March 31, 2012.

Our total loans outstanding as of March 31, 2013 were ¥98.59 trillion, an increase of ¥6.29 trillion from ¥92.30 trillion as of March 31, 2012. Before unearned income, net unamortized premium and net deferred loan fees, our loan balance as of March 31, 2013 consisted of ¥69.44 trillion of domestic loans and ¥29.27 trillion of foreign loans. The increase in domestic loans of ¥1.24 trillion between March 31, 2012 and 2013 was primarily due to an increase in loans to government institutions because of the expanding government expenditures and declining tax revenue. The increase in foreign loans of ¥5.08 trillion between March 31, 2012 and 2013 was primarily due to the appreciation of the relevant foreign currencies against the Japanese yen and the expansion of the foreign operations of our banking subsidiaries.

Total allowance for credit losses as of March 31, 2013 was ¥1,336.0 billion, an increase of ¥50.5 billion from ¥1,285.5 billion as of March 31, 2012. The increase mainly reflected the increase in our total loan volume.

Total investment securities as of March 31, 2013 were ¥61.87 trillion, an increase of ¥0.83 trillion from ¥61.04 trillion as of March 31, 2012. The increase of ¥0.83 trillion consisted of an increase of ¥1.10 trillion in securities available for sale mainly due to an increase in marketable equity securities reflecting strong equity markets and increased investments in Japanese government bonds by our trust banking subsidiaries, and a decrease of ¥0.26 trillion in securities being held to maturity mainly due to the redemption of bonds held by our trust banking subsidiaries without creating new positions, partially offset by an increase in asset-backed securities, or ABS, invested in by our banking subsidiaries.

Trading account assets as of March 31, 2013 were ¥40.83 trillion, an increase of ¥5.88 trillion from ¥34.95 trillion as of March 31, 2012. This increase consisted of an increase of ¥2.78 trillion in trading securities and an increase of ¥3.09 trillion in trading derivative assets. The increase in trading securities was mainly due to an increase in Japanese national government bonds in our securities portfolio reflecting the relatively favorable market conditions for such bonds towards the end of the fiscal year ended March 31, 2013. The depreciation of the Japanese yen against major foreign currencies also resulted in an increase in the Japanese yen equivalent amount of foreign currency denominated bonds. The increase in trading derivative assets was mainly due to an increase in interest rate swap assets in overseas offices in our banking and securities subsidiaries.

The following table presents some key figures relating to our financial condition in liabilities:

	At March 31,
	2012	2013
	(in trillions)
Total liabilities	¥206.34	¥219.62
Total deposits	139.49	148.21
Domestic	114.59	118.33
Overseas	24.90	29.88
Payables under repurchase agreements	13.57	15.70
Other short-term borrowings	10.88	11.61
Trading account liabilities	11.97	14.97
Long-term debt	12.59	12.18

Total liabilities as of March 31, 2013 were ¥219.62 trillion, an increase of ¥13.28 trillion from ¥206.34 trillion as of March 31, 2012.

Total deposits as of March 31, 2013 were ¥148.21 trillion, an increase of ¥8.72 trillion from ¥139.49 trillion as of March 31, 2012. Of the ¥8.72 trillion increase, ¥3.74 trillion was attributable to our domestic offices, and ¥4.98 trillion was to our foreign offices. The increase in domestic offices was mainly due to an increase of ¥3.39 trillion in interest-bearing deposits in our banking subsidiaries, while the increase in overseas offices was mainly due to an increase of ¥4.20 trillion in interest-bearing deposits in foreign branches of our banking subsidiaries and Union Bank. Approximately 65% of the increase in deposits was due to the revaluation of foreign assets based on the depreciated Japanese yen, and approximately 10% of the increase was due to the acquisition of banking institutions by Union Bank.

Payables under repurchase agreements as of March 31, 2013 were ¥15.70 trillion, an increase of ¥2.13 trillion from ¥13.57 trillion as of March 31, 2012. This increase was primarily due to an increase in the volume of transactions by our banking subsidiaries and the depreciation of the Japanese yen against other currencies.

Other short-term borrowings as of March 31, 2013 were ¥11.61 trillion, an increase of ¥0.73 trillion from ¥10.88 trillion as of March 31, 2012. The increase was primarily due to an increase in borrowings from the Bank of Japan and issuances of commercial paper outside of Japan by our banking and trust banking subsidiaries.

Trading account liabilities as of March 31, 2013 were ¥14.97 trillion, an increase of ¥3.00 trillion from ¥11.97 trillion as of March 31, 2012. This is mainly due to increases in liabilities related to interest rate swaps and currency swaps traded in the U.S. and Asian branches of our banking and securities subsidiaries.

Long-term debt as of March 31, 2013 was ¥12.18 trillion, a decrease of ¥0.41 trillion from ¥12.59 trillion as of March 31, 2012. This decrease was mainly due to decreases in subordinated borrowings and obligations under loan securitization transactions, and the redemption of subordinated bonds issued by our banking subsidiaries, partially offset by an increase in long-term borrowings by our banking and securities subsidiaries.

Shareholders’ Equity

The following table presents some key figures relating to MUFG shareholders’ equity:

	At March 31,
	2012	2013
	(in trillions)
Shareholders’ equity	¥8.58	¥10.61
Retained earnings	0.72	1.60
Unrealized gains on investment securities available for sale, net of tax	0.48	1.11
Foreign currency translation adjustment, net of tax	(0.68)	(0.21)

Shareholders’ equity as of March 31, 2013 was ¥10.61 trillion, an increase of ¥2.03 trillion from ¥8.58 trillion as of March 31, 2012.

Retained earnings as of March 31, 2013 were ¥1.60 trillion, an increase of ¥0.88 trillion from ¥0.72 trillion as of March 31, 2012, reflecting higher net income of our banking and trust banking subsidiaries for the fiscal year ended March 31, 2013 compared to the previous fiscal year. We raised our annual dividend to ¥13 per share for the fiscal year ended March 31, 2013 from ¥12 per share for the previous fiscal year.

Unrealized gains on investment securities available for sale, net of tax, as of March 31, 2013 were ¥1.11 trillion, an increase of ¥0.63 trillion from ¥0.48 trillion as of March 31, 2012. These increases were mainly due to the general decline in short-term interest rates in the bond market and favorable price movements in the equity market after the implementation of measures under the Japanese government’s new economic policy generally referred to as “Abe-nomics” and measures under the Bank of Japan’s “quantitative and qualitative monetary easing” policy.

Foreign currency translation adjustment, net of tax, as of March 31, 2013 was a negative adjustment of ¥0.21 trillion, an improvement of ¥0.47 trillion from a negative adjustment of ¥0.68 trillion as of March 31, 2012. This improvement was mainly due to the positive impact of the depreciation of the Japanese yen against other currencies on foreign currency translation adjustments related to our investment in Morgan Stanley, UNBC, and banking subsidiaries in China as well as redemption of mutual fund investments focused on foreign bonds.

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

Economic Environment in Japan

The stagnant economic conditions in Japan that began with the recent global financial crisis in 2008 and was further impacted by the Great East Japan Earthquake in March 2011 generally continued through the end of the calendar year 2012. Signs of improvement started to emerge after the Abe administration took office in December 2012 and began to propose and implement various measures under an economic reform policy generally referred to as the “Abe-nomics” policy.

The Japanese government announced three fundamental strategies to its policy. As part of the first fundamental strategy, a series of anti-deflation and other monetary measures are being implemented in coordination with the Bank of Japan. Under the new leadership appointed by Prime Minister Abe, the Bank of Japan has put forth an inflation target of 2% in terms of a year-on-year rate of change in the consumer price index to be achieved within two years, and has begun to implement measures under its “quantitative and qualitative monetary easing” policy. The policy measures set forth by the Bank of Japan include:

•	money market operations with an aim to double Japan’s monetary base in two years,

•	market purchases of Japanese national government bonds of up to approximately ¥7.5 trillion per month, and

•	market purchases of exchange-traded funds, Japanese real estate investment trusts, commercial paper and corporate bonds.

The second fundamental strategy set forth by the Abe administration includes increased government spending to stimulate the economy. The third fundamental strategy includes deregulation and other growth measures and plans focused on, among other things, the health, energy, infrastructure and agriculture sectors, foreign investment and trade, as well as labor and employment.

There is still significant uncertainty surrounding Japan’s economy, including the medium and long-term effect of these measures on Japan’s economy. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Because a large portion of our assets are located in Japan and our business operations are conducted primarily in Japan, we may incur further losses if economic conditions in Japan worsen.”

The following table sets forth the growth rates of Japan’s real gross domestic product and its components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year											(Unit: %)
	2010			2011				2012				2013
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Gross Domestic Product	1.0	1.5	(0.3)	(2.0)	(0.8)	2.7	0.2	1.2	(0.2)	(0.9)	0.3	1.0
Private Consumption	0.1	1.4	(0.2)	(1.6)	0.9	1.4	0.7	0.8	0.2	(0.4)	0.4	0.9
Private Residential Investment	1.0	0.4	3.8	1.7	(2.4)	4.9	(0.9)	(1.5)	2.3	1.5	3.5	1.9
Private Non-Residential Investment	4.6	1.1	(1.6)	0.2	(0.3)	1.8	8.1	(2.5)	(0.2)	(3.3)	(1.5)	(0.3)
Government Consumption	1.5	0.3	0.5	0.1	0.3	0.2	0.3	1.5	0.2	0.4	0.7	0.4
Public Investment	(8.2)	1.8	(1.6)	(4.4)	0.9	(0.5)	(2.4)	7.0	6.3	3.2	2.7	0.4
Exports	4.8	2.0	0.2	(0.8)	(7.1)	9.2	(3.0)	2.7	(0.0)	(4.4)	(2.9)	3.8
Imports	5.2	1.7	0.8	1.3	(0.4)	3.3	1.7	2.0	1.8	(0.3)	(2.2)	1.0

Source: Cabinet Office, Government of Japan

Japan’s GDP declined for the two consecutive quarters ended September 30, 2012 and grew for the two consecutive quarters ended March 31, 2013, resulting in annual GDP growth of 1.2% for the fiscal year ended March 31, 2013, compared to the previous fiscal year. The following trends were observed in the components of Japan’s GDP in recent periods:

•

Private consumption weakened during the quarter ended September 30, 2012 due to declines in demand for television sets, personal computers and automobiles. Private consumption improved in the subsequent quarters particularly after the inauguration of the Abe administration. Private consumption may significantly weaken, however, when the consumption tax rate is raised from the current 5% to 8% in April 2014 and further to 10% in October 2015 in accordance with the legislation enacted by the Japanese Diet in August 2012.

•

Private residential investment grew during the fiscal year ended March 31, 2013, primarily due to a larger number of new housing constructions in the northeastern part of Japan, which suffered damages from the Great East Japan Earthquake. However, private residential spending may significantly weaken after the expected increase in the consumption tax rate.

•

Private non-residential investment decreased during the fiscal year ended March 31, 2013. Corporate investments in the electronics, automobile, personal computer and industrial machinery manufacturing industries declined due to weaker demand for such products.

•	Government consumption grew during the fiscal year ended March 31, 2013 mainly due to increased social benefit expenses, including government spending on medical and nursing care services.

•

Public investment grew during the fiscal year ended March 31, 2013 primarily due to increased public projects in the northeastern part of Japan, which suffered damages from the Great East Japan Earthquake.

•

Net exports, which represents exports less imports, were adversely affected by declining exports for the three quarters ended December 31, 2012 primarily due to the stagnant global economy. Exports to China rapidly decreased during the same period because of the diplomatic tension between Japan and China. Exports grew during the quarter ended March 31, 2013 mainly due to an increase in exports of automobiles, following the depreciation of the Japanese yen against other currencies. Imports also grew during the quarter ended March 31, 2013 mainly due to larger volumes of petroleum, natural gas and coals imported to meet the increased need for such natural resources for thermal electricity generation after the Great East Japan Earthquake.

The following table sets forth the growth rates of Japan’s nationwide consumer price indices on a quarter-on-quarter basis for the periods indicated:

	Calendar Year
	2010			2011				2012				2013
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Consumer Price Index	0.1%	(0.6)%	0.2%	(0.3)%	0.2%	0.0%	(0.2)%	0.3%	0.1%	(0.6)%	(0.1)%	(0.1)%

Source: Ministry of Internal Affairs and Communications of Japan

Japan’s consumer prices increased in April and May 2013 with the rate of growth of the nationwide price indices on month-on-month basis being 0.3% in April 2013 and 0.1% in May 2013.

The following table sets forth Japan’s nationwide unemployment rates for the periods indicated:

	Calendar Year
	2010			2011				2012				2013
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Unemployment Rate	5.3%	5.1%	4.8%	4.8%	4.8%	4.5%	4.3%	4.5%	4.6%	4.3%	4.0%	4.3%

Source: Ministry of Internal Affairs and Communications of Japan

Japan’s nationwide unemployment rate for May 2013 was 4.1%.

The Bank of Japan has maintained a very low policy rate (uncollateralized overnight call rate) of 0.10% or lower in an effort to improve the Japanese economy. Euro-yen-3-month Tokyo Interbank Offered Rate, or TIBOR, was around 0.23% as of early July 2013, the lowest level since 2006, reflecting the monetary policy of the Bank of Japan. Long-term interest rates have fluctuated significantly since the introduction of the Abe-nomics measures. The yield on newly issued ten-year Japanese national government bonds fell to the historical low level of around 0.325% shortly after the introduction of the Abe-nomics measures, and rose to around 1% in May 2013 due to concerns over the impact of increasing government spending and debt on Japan’s financial health and a general shift in investors’ allocation of capitals from the debt markets to the improving stock markets. Since late May 2013, the newly issued ten-year Japanese national government bonds has been trading in a range of 0.8% to 0.9%.

The following chart shows the interest rate trends in Japan since April 2011:

Source: Bank of Japan

With regard to the Japanese stock market, the closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, decreased from ¥10,083.56 on March 30, 2012 to ¥8,870.16 at September 28, 2012. After declining to an intra-day low of ¥8,238.96 in early June 2012, the Nikkei Stock Average remained weak around the mid-high ¥8,000 level throughout October 2012. The weakness in stock prices reflected the general sentiment of persistent risk aversion and uncertainty surrounding the economy, affected by multiple factors such as the European sovereign debt problems, the possibility of global economic recession, and the appreciation of the Japanese yen which adversely affected the Japanese export industry. The Nikkei Stock Average began to improve in December 2012 due to stronger demand from foreign investors in anticipation of the positive impact of the Abe-nomics measures on the Japanese economy, rising to ¥12,397.91 at the end of trading on March 29, 2013 and further to an intra-day high of ¥15,942.60 on May 23, 2013.

The Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, similarly fluctuated from April 2012 through early December 2012 due to the same reasons as those for the Nikkei Stock Average. The TOPIX generally maintained a downward trend until it reached an intra-day low of 692.18 in early June 2012, and remained at around the mid to high 700s throughout early December 2012. TOPIX began to improve in late December 2012, rising to 1,034.71 at the end of trading on March 29, 2013 and further to an intra-day high of 1,289.77 on May 23, 2013.

The stock prices have since remained volatile with the Nikkei Stock Average declining to ¥12,415.85 on June 13, 2013 and increasing to ¥14,497.65 on July 8, 2013, and TOPIX declining to 1,033.02 on June 7, 2013 and increasing to 1,202.44 on July 8, 2013. The fluctuations in stock prices have reflected investors’ uncertainty over the effectiveness of the current governmental policies and future changes in such policies in major markets. For example, foreign investors increased their investments in financial products in response to the monetary easing policies in Japan and the United States. After the FRB commenced discussions of its strategy to exit from the current monetary easing policy in the United States, investors began to reduce their investments in the financial market. In addition, investors remain alert to the economic conditions in the Eurozone as well as Japan.

The following chart shows the daily closing price of the Nikkei Stock Average since April 2011:

The Japanese yen appreciated against other currencies, including against the US dollar, from the closing price of ¥82.87 to U.S.$1 on March 30, 2012 to the historical low of ¥77.13 on September 13, 2012, despite the Bank of Japan’s efforts to mitigate the trend. The Japanese yen appreciation was mainly due to reduced outflow of capital from Japan as interest rates globally decreased significantly to near-zero levels. After the Abe administration took office in December 2012, the Japanese yen depreciated rapidly in response to the Bank of Japan’s monetary policy measures. As a result, the Japanese yen depreciated to the closing price of ¥94.22 to U.S.$1 as of March 29, 2013, and further depreciated to ¥103.74 to U.S.$1 as of May 22, 2013. As of July 8, 2013, the Japanese yen stood at the closing price of ¥100.97 to U.S.$1.

The following chart shows the foreign exchange rates expressed in Japanese yen per U.S. dollar since April 2011:

Source: Bank of Japan

Based on a survey conducted of land prices by the Japanese government, the average residential land prices in Japan declined by 1.6% between January 1, 2012 and January 1, 2013. The average commercial land prices in Japan also declined by 2.1% during the same period. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land prices declined by 0.6% between January 1, 2012 and January 1, 2013, while the average commercial land prices in those areas declined by 0.5% during the same period. In the local regions of Japan, which consist of regions other than the three major metropolitan areas in Japan, average residential land prices continued to decline with the rate of decline between January 1, 2012 and January 1, 2013, being 2.5%, and commercial land prices also continued to decline with the rate of decline between January 1, 2012 and January 1, 2013, being 3.3%.

According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcies in Japan from April 2012 to March 2013 was approximately 10,700, a decrease of 6.3% from the same period of the previous year. The decrease in the number of companies that filed for legal bankruptcy was mainly due to the positive effects of the Japanese government’s economic stimulus measures which financially supported various industries’ restoration processes following the Great East Japan Earthquake. The number of companies that filed for legal bankruptcy with debt exceeding ¥10 billion was 26 in the fiscal year ended March 31, 2013, the lowest number in ten years. As a percentage of the total number of legal bankruptcy filings made in the same fiscal year, the number of such filings made by businesses that are either unincorporated or capitalized at less than ¥10 million constituted 54.8%. The aggregate amount of liabilities subject to bankruptcy filings from April 2012 to March 2013 was approximately ¥2.93 trillion, a decrease of ¥0.99 trillion, excluding financial institutions’ bankruptcy filings. As a result, the aggregate amount of liabilities subject to bankruptcy filings decreased approximately 25.2% compared to the same period of the previous year.

International Financial Markets

U.S. Economy

The U.S. economy demonstrated signs of continued improvement during the fiscal year ended March 31, 2013. However, since the economy continued to lack strong evidence of sustained growth, the FRB has kept in place its zero-interest rate policy—a policy to maintain the federal funds target rate between zero and 0.25%. In December 2012, the Federal Open Market Committee, or the FOMC, announced that it will continue to maintain the zero interest rate policy at least as long as the unemployment rate remains above 6.5%, inflation between one and two years ahead is projected to be no more than 0.5 percentage points above the FOMC’s 2 % target, and longer-term inflation expectations continue to be well anchored. Additionally, in January 2013, the FOMC stated that it will continue purchasing agency mortgage-backed securities at a pace of $40 billion per month and longer-term Treasury securities at a pace of $45 billion per month to lower long-term interest rates and support sustained economic growth. Recently, the FRB commenced discussing its strategy to exit from the current monetary easing policy.

The following table sets forth the growth rates of U.S. real gross domestic product and its components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year											(Unit: %)
	2010			2011				2012				2013
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Gross Domestic Product	2.2	2.6	2.4	0.1	2.5	1.3	4.1	2.0	1.3	3.1	0.4	1.8
Personal Consumption Expenditures	2.6	2.5	4.1	3.1	1.0	1.7	2.0	2.4	1.5	1.6	1.8	2.6
Gross Private Domestic Investment	14.6	16.4	(5.9)	(5.3)	12.5	5.9	33.9	6.1	0.7	6.6	1.3	7.4
Fixed Investment	14.5	(1.0)	7.6	(1.3)	12.4	15.5	10.0	9.8	4.5	0.9	14.0	3.0
Non-residential	12.3	7.7	9.2	(1.3)	14.5	19.0	9.5	7.5	3.6	(1.8)	13.2	0.4
Residential	23.1	(28.6)	1.5	(1.4)	4.1	1.4	12.1	20.5	8.5	13.5	17.6	14.0
Government Consumption Expenditures and Gross Investment	2.8	(0.3)	(4.4)	(7.0)	(0.8)	(2.9)	(2.2)	(3.0)	(0.7)	3.9	(7.0)	(4.8)
Exports	9.6	9.7	10.0	5.7	4.1	6.1	1.4	4.4	5.3	1.9	(2.8)	(1.1)
Imports	20.2	13.9	0.0	4.3	0.1	4.7	4.9	3.1	2.8	(0.6)	(4.2)	(0.4)

Source: U.S. Department of Commerce Bureau of Economic Analysis

The U.S. economy grew during the fiscal year ended March 31, 2013. Although Hurricane Sandy which affected the east coast of the United States at the end of October 2012 adversely affected the rate of growth during the October-December 2012 period, the U.S. economy maintained a positive growth of 0.4% during the same period, reflecting strong consumption. Consumption, which accounts for approximately 70.9% of the U.S. real GDP, demonstrated consistent growth during the fiscal year ended March 31, 2013, mainly due to increase in purchasing activities resulting from higher residential property and equity prices.

Government Consumption generally decreased during the fiscal year ended March 31, 2013. The positive growth of 3.9% in the July-September 2012 period was mainly attributable to the increase in the defense expenditure.

Consumer Price Index for All Urban Consumers, or CPI-U, for all items increased by 1.5% before seasonal adjustment over the 12 months ended March 31, 2013. CPI-U, however, decreased by 0.4% in April 2013 followed by an increase of 0.1% in May 2013 from that of the preceding month on a seasonally adjusted basis.

Housing prices showed signs of improvement during the fiscal year ended March 31, 2013. As of April 2013, the Federal Housing Finance Agency’s U.S. house price index exhibited a 15 consecutive month price increase in the purchase-only, seasonally adjusted index. With the FRB’s monetary easing policy and the purchase of mortgage-backed securities, the housing related statistics including the number of houses sold and the housing prices showed signs of recovery in the housing markets.

Stock prices in the United States have been fluctuating during the first half of the fiscal year ended March 31, 2013 but since mid-November 2012, U.S. stock prices have been improving, with the Dow Jones Industrial Average reaching a historical high price of 15,542.40, and the NASDAQ composite index reaching 3,532.04 on May 22, 2013. The stock prices have since remained volatile with the Dow Jones Industrial Average fluctuating between mid-14,000s and mid-15,000s and the NASDAQ composite index fluctuating between 3,200s and 3,500s.

The following table sets forth U.S. unemployment rates on a month-on-month basis for the periods indicated:

	Apr. 2012	May 2012	Jun. 2012	Jul. 2012	Aug. 2012	Sep. 2012	Oct. 2012	Nov. 2012	Dec. 2012	Jan. 2013	Feb. 2013	Mar. 2013	Apr. 2013	May 2013	Jun. 2013
Unemployment Rate	8.1%	8.2%	8.2%	8.2%	8.1%	7.8%	7.9%	7.8%	7.8%	7.9%	7.7%	7.6%	7.5%	7.6%	7.6%

Source: United States Department of Labor, Bureau of Labor Statistics, BLS Information

Eurozone Economy

The Eurozone economy remained weak during the fiscal year ended March 31, 2013. In September 2012, the European Central Bank, or the ECB, introduced Outright Monetary Transactions where the ECB will purchase the bonds from the markets. In July 2012, the ECB lowered its policy rate to 0.75%, and in May 2013, the ECB lowered the policy rate to 0.5%, the historical low level, to stimulate the Eurozone economy.

The following table sets forth the growth rates of Eurozone real gross domestic product and its main expenditure components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year											(Unit: %)
	2010			2011				2012				2013
	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Gross Domestic Product	1.0	0.4	0.4	0.7	0.2	0.1	(0.3)	(0.1)	(0.2)	(0.1)	(0.6)	(0.3)
Private Final Consumption	0.2	0.3	0.5	0.0	(0.5)	0.3	(0.8)	(0.2)	(0.5)	(0.1)	(0.6)	0.0
Gross Fixed Capital Formation	1.8	0.1	(0.6)	2.2	(0.4)	(0.5)	(0.6)	(1.3)	(1.8)	(0.8)	(1.5)	(1.9)
Government Final Consumption	0.1	0.4	0.0	(0.2)	0.0	(0.1)	0.1	(0.1)	(0.3)	(0.1)	0.0	(0.2)
Exports	4.5	1.9	2.0	1.8	0.5	1.3	0.0	0.8	1.5	0.8	(0.9)	(0.9)
Imports	4.1	1.3	1.8	1.5	(0.1)	0.5	(1.4)	0.0	0.3	0.2	(1.2)	(1.2)

Source: European Central Bank – Eurosystem

Gross Domestic Product: Real GDP in the Eurozone economy showed negative growth during the fiscal year ended March 31, 2013. Consumption showed negative growth during the fiscal year ended March 31, 2013 mainly due to weak labor markets and the tight fiscal policies that the Eurozone countries introduced.

The net exports were positive during the fiscal year ended March 31, 2013 because of smaller volume of imports reflecting lower demand for products generally within the Eurozone.

The following table sets forth Eurozone unemployment rates on a month-on-month basis for the periods indicated:

	Apr. 2012	May 2012	Jun. 2012	Jul. 2012	Aug. 2012	Sep. 2012	Oct. 2012	Nov. 2012	Dec. 2012	Jan. 2013	Feb. 2013	Mar. 2013	Apr. 2013	May 2013
Unemployment Rate	11.2%	11.3%	11.4%	11.4%	11.5%	11.6%	11.7%	11.8%	11.9%	12.0%	12.1%	12.1%	12.1%	12.2%

Source: European Central Bank – Eurosystem

The unemployment rate slowly increased during the fiscal year ended March 31, 2013, recording 12.1% as of March 2013. The unemployment rate remained the same in April 2013 and increased to 12.2% in May 2013, marking a historical high rate.

Recent Developments

We continue to pursue global growth opportunities, including opportunities to strengthen our business in Southeast Asia and expand the operation of Union Bank in the United States during the fiscal year ended March 31, 2013. We plan to continue to selectively review and consider growth opportunities that will enhance our global competitiveness. We will monitor regulatory developments and pursue prudent transactions that will create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services. In order to respond to the increasingly complex market and legal risks, we will continue to enhance our compliance and internal control frameworks.

Share Tender Agreement with GE Capital Regarding Bank of Ayudhya

On July 2, 2013, BTMU entered into a share tender agreement with GE Capital regarding GE Capital’s shareholding in Bank of Ayudhya Public Company Limited, or Krungsri, in Thailand. Under the agreement, BTMU will launch a voluntary tender offer for the Krungsri shares at THB 39 per shares upon satisfaction of regulatory and corporate approvals and other conditions. GE Capital has agreed to tender all of the shares it holds in Krungsri, constituting approximately 25.33% of the total outstanding shares of Krungsri, in the tender offer. There is no minimum or maximum acceptance condition for the tender offer. BTMU aims to launch the tender offer in November 2013 and close the transaction in December 2013. If BTMU acquires expected maximum of approximately 75% of Krungsri’s total outstanding shares through the tender offer based on the assumption that the shares held by Ratanarak Group, which is a group of existing major shareholders in Krungsri holding approximately 25% of the total outstanding shares of Krungsri, will not be tendered in the tender offer, the total purchase price will be approximately ¥560 billion based on the currency exchange rate of ¥3.16 to the Thai baht.

Krungsri, which was established in 1945, is the fifth-largest commercial bank in Thailand in terms of assets. Krungsri provides banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, SMEs, and large corporation through 601 branches and over 19,000 service outlets in Thailand. Through the contemplated strategic investment in Krungsri, BTMU aims to: (1) establish a full commercial banking platform in Thailand and respond to various customers’ needs with comprehensive financial services, (2) accelerate our Asian growth strategy through the expansion of retail and SME banking business along with further expansion of corporate banking business, (3) provide high-value financial services to a variety of clients by mutually complementing each other, namely the use of Krungsri’s local franchise and BTMU’s global expertise, retaining current solid operational platforms, and (4) accelerate expansion of business in Greater Mekong, which BTMU believes offers high growth potential driven by the establishment of ASEAN Economic Community (AEC) in 2015, by leveraging Krungsri as a platform.

MUTB’s Acquisition of Butterfield Fulcrum Group

In June 2013, MUTB entered into a stock purchase agreement to acquire FGL Lux Holdings, S.a r.l., a holding company of Butterfield Fulcrum Group headquartered in Bermuda. Butterfield Fulcrum Group is a global alternative fund administrator and services more than $100 billion of client assets. The acquisition is expected to be completed in the fall of 2013, subject to certain customary closing conditions, including approvals from the relevant authorities.

Recent Regulatory Developments in the United States

BTMU conducted a self-initiated internal investigation in 2007 of transactions involving countries subject to U.S. sanctions and reported the results of the investigation to the Office of Foreign Assets Control, or OFAC, of

the U.S. Department of the Treasury, the New York State Department of Financial Services, or DFS, and other relevant regulators in 2008. After a series of deliberations and consultations with them, BTMU agreed to make an approximately $8.6 million payment to OFAC in December 2012 to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In June 2013, BTMU entered into a consent agreement with DFS to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with DFS, BTMU made a civil monetary payment of $250 million to DFS and will retain an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. BTMU continues to cooperate closely with all relevant regulators and is undertaking necessary actions.

For a detailed description of these and other recent regulatory and legal developments, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.”

Union Bank’s Acquisition of PB Capital Corporation’s Institutional Commercial Lending Portfolio

In June 2013, Union Bank acquired PB Capital Corporation’s institutional commercial real estate lending division. Headquartered in New York, the commercial real estate lending division of PB Capital had approximately $3.5 billion in loans outstanding on properties in various U.S. major metropolitan areas as of June 14, 2013.

Union Bank’s Agreement to Acquire Certain Assets of First Bank Association Bank Services

In May 2013, Union Bank agreed to assume the deposits and acquire certain assets of First Bank Association Bank Services, a unit of First Bank, which provides a full range of services to homeowners associations and community management companies. The acquisition is subject to approval from banking regulators and other customary closing conditions, and is expected to be completed in the fall of 2013.

Agreement to Invest in VietinBank

In May 2013, BTMU acquired approximately 20% of the ordinary shares of Vietnam Joint Stock Commercial Bank for Industry and Trade, or VietinBank. VietinBank is one of the major Vietnamese state-owned commercial banks by asset size. BTMU’s acquisition of newly issued shares for approximately 15.5 trillion Vietnamese Dong (equivalent to approximately ¥74.9 billion based on the currency exchange rate of ¥0.005 to the Vietnamese Dong) resulted in BTMU becoming the second largest shareholder of VietinBank. In addition, BTMU has appointed two directors to the VietinBank board. As a result, VietinBank is accounted for under the equity method beginning in the six months ending September 30, 2013.

UNBC’s Acquisition of Pacific Capital Bancorp

In December 2012, UNBC completed its acquisition of Pacific Capital Bancorp, a bank holding company based in California, for $1.5 billion. Upon completion of the transaction, Union Bank acquired $3.8 billion in loans held for investment and $4.7 billion in deposits.

Union Bank’s Acquisition of Smartstreet

In October 2012, Union Bank acquired Smartstreet, formerly a division of Atlanta-based PNC Bank, N.A. with approximately $1.0 billion in deposits. Smartstreet provides banking services nationwide to homeowners associations and community association management companies in the United States. As a result of Union Bank’s acquisition, Smartstreet operates as a division of Union Bank, but retains its brand in the U.S. homeowner association market.

Exposures to Selected European Countries

Several European countries, including Italy, Spain, Portugal, Ireland and Greece, have recently been experiencing severe weaknesses in their economic and fiscal situations in varying degrees of severity. We are closely monitoring our exposures in these countries.

The following table sets forth information about our exposure on a consolidated basis, based on the aggregated exposure of BTMU, MUTB and MUSHD, which were the subsidiaries holding the exposure, as of March 31, 2013. The information in the table is categorized by counterparties, consisting of sovereign, non-sovereign financial institutions and non-sovereign non-financial institutions, and by type of financial instruments, which include loans, securities, derivatives and credit default swap, or CDS, protections (sold and bought). The securities exposure includes available-for-sale, held-to-maturity and trading securities. The information included in the table below is based on information compiled for internal risk management purposes only, and not for financial accounting purposes. The exposures are determined based on the country in which the borrower’s head office is located. However, in case of a subsidiary located in a country different from that in which its parent company is located, the country exposure is determined based on the country in which the subsidiary is located.

	At March 31, 2013
	Loans (funded & unfunded)	Securities(1)	Derivatives(2)	CDS protection sold(3)	Gross exposure (funded & unfunded)	CDS protection bought	Net exposure(4)
	(in billions)
Italy	$5.7	$2.0	$1.1	$0.0	$8.8	$0.6	$8.2
Sovereign	—	1.9	—	—	1.9	—	1.9
Financial Institutions	0.0	0.1	0.0	0.0	0.1	0.0	0.1
Others	5.7	0.0	1.1	0.0	6.8	0.6	6.2

Spain	4.7	0.3	0.0	0.0	5.0	0.3	4.7
Sovereign	—	0.1	—	—	0.1	—	0.1
Financial Institutions	0.0	0.1	0.0	0.0	0.1	0.0	0.1
Others	4.7	0.1	0.0	0.0	4.8	0.3	4.5

Portugal	0.4	0.0	0.0	—	0.4	0.1	0.3
Sovereign	—	—	—	—	—	—	—
Financial Institutions	0.0	0.0	—	—	0.0	—	0.0
Others	0.4	0.0	0.0	—	0.4	0.1	0.3

Ireland	0.1	0.0	0.0	—	0.1	—	0.1
Sovereign	—	0.0	—	—	0.0	—	0.0
Financial Institutions	—	0.0	0.0	—	0.0	—	0.0
Others	0.1	0.0	0.0	—	0.1	—	0.1

Greece	0.0	—	—	—	0.0	—	0.0
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—
Others	0.0	—	—	—	0.0	—	0.0

Total	$10.9	$2.3	$1.1	$0.0	$14.3	$1.0	$13.3
Sovereign	—	2.0	—	—	2.0	—	2.0
Financial Institutions	0.0	0.2	0.0	0.0	0.2	0.0	0.2
Others	10.9	0.1	1.1	0.0	12.1	1.0	11.1

Notes:
(1)	Securities include securities being held to maturity, securities available for sale, and trading securities. Securities being held to maturity are shown at amortized cost, and securities available for sale and trading securities are shown at fair value.
(2)	Derivatives amounts represent current exposures, taking into consideration legally enforceable master netting agreements.
(3)	CDS protection amounts represent notional amounts.
(4)	Net exposure represents gross exposure (funded & unfunded), net of CDS protection bought.
(5)	To the extent financial instruments are originally denominated in currencies other than U.S. dollars, the exposure amounts have been translated into U.S. dollars at an internal exchange rate used for our internal risk management purposes as of March 31, 2013.

Based on information collected for internal risk management purposes as of March 31, 2013, our consolidated exposure to Italy, Spain, Portugal, Ireland and Greece, which consisted of the aggregate, on a gross basis, of the funded loans and unfunded commitments to, held-to-maturity, available-for-sale and trading securities issued by, derivatives exposures to, and credit default protection sold for exposures to, sovereign government entities of and financial institutions and other corporate entities located in these countries, that BTMU, MUTB and MUSHD held, was less than 1% of our total assets.

As of March 31, 2013, other than BTMU, MUFG group companies had limited exposures to those European countries, except such other group companies’ exposures to sovereign bonds issued by those countries as discussed below. As of the same date, BTMU held no sovereign bonds issued by those European countries.

As of March 31, 2013, we had a total balance of $2.0 billion of sovereign bonds of the European peripheral countries identified in the table above on a consolidated basis. Among these countries, we had no Portuguese or Greek government bonds as of March 31, 2013. Approximately three quarters of our Italian and Spanish government bonds were held in our trading accounts as of March 31, 2013.

As of March 31, 2013, we had a total of $11.3 billion of exposures relating to the European peripheral countries identified in the table above, excluding sovereign bonds. These exposures mainly consisted of commercial loan exposures to corporations and structured finance transactions. Our exposures to Italy and Spain mainly related to the infrastructure sector, such as electricity, gas and telecommunications. Our loan-related exposures to financial institutions in those countries were limited and therefore not material.

In addition to these exposures, we may also identify indirect exposures. Examples of indirect exposures include country risk exposures related to the collateral received on secured financing transactions. These indirect exposures are managed in the normal course of business through our credit, market and operational risk management framework.

Critical Accounting Estimates

Our consolidated financial statements included elsewhere in this Annual Report are prepared in accordance with U.S. GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. The notes to our consolidated financial statements included elsewhere in this Annual Report provide a summary of our significant accounting policies. The following is a summary of the critical accounting estimates:

Allowance for Credit Losses

The allowance for credit losses represents management’s best estimate of probable losses in our loan portfolio. The evaluation process, including credit-ratings and self-assessments, involves a number of estimates and judgments. The allowance is based on two principles of accounting guidance: (1) the guidance on contingencies requires that losses be accrued when they are probable of occurring and can be estimated, and (2) the guidance on accounting by creditors for impairment of a loan requires that losses be accrued based on the difference between the loan balance, on the one hand, and the present value of expected future cash flows discounted at the loan’s original effective interest rate, the fair value of collateral or the loan’s observable market value, on the other hand.

We divide our loan portfolio into the following segments—Commercial, Residential, Card and UNBC based on the segments used to determine the allowance for credit losses. We further divide the Commercial segment into classes based on initial measurement attributes, risk characteristics, and our approach to monitoring and assessing credit risk. We determine the appropriate level of the allowance for credit losses for each of our loan portfolios by evaluating various factors and assumptions, such as the borrower’s credit rating, collateral value, historical loss experience, and probability of insolvency based on the number of actual delinquencies as well as existing economic conditions. We update these factors and assumptions on a regular basis and upon the occurrence of unexpected changes in the economic environment.

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

For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies. We principally determine the allowance for credit losses based on the probability of insolvency, the number of actual delinquencies and historical loss experience.

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

Impairment of Investment Securities

U.S. GAAP requires the recognition in earnings of an impairment loss on investment securities for a decline in fair value that is other than temporary. Determination of whether a decline is other than temporary often involves estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss has been incurred at the balance sheet date. These judgments are based on subjective as well as objective factors. We conduct a review semi-annually to identify and evaluate investment securities that have indications of possible impairment. The assessment of other-than-temporary impairment requires judgment and therefore can have an impact on the results of operations. Impairment is evaluated considering various factors, and their significance varies from case to case.

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

For debt securities, an other-than-temporary impairment is recognized in earnings if we have an intent to sell a debt security or if it is more likely than not we will be required to sell the debt security before recovery of its amortized cost basis. When we do not intend to sell a debt security and if it is more likely than not that we will not be required to sell the debt security before recovery of its amortized cost basis, the credit component of an other-than-temporary impairment of the debt security is recognized in earnings, but the noncredit component is recognized in accumulated other comprehensive income.

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

Nonmarketable equity securities.    Nonmarketable equity securities include unlisted preferred securities mainly issued by public companies as well as equity securities of companies that are not publicly traded or are thinly traded. The securities consist of cost-method investments, which are primarily carried at cost because their fair values are not readily determinable. For nonmarketable equity securities issued by public companies, such as preferred stock convertible to marketable common stock in the future, we estimate fair value using commonly accepted valuation models, such as option pricing models based on a number of factors, including the quoted market price of the underlying marketable common stock, volatility and dividend repayments as appropriate, to determine if the investment is impaired in each reporting period. If the fair value of the investment is less than the cost of the investment, we proceed to evaluate whether the impairment is other than temporary. When the decline is other than temporary, those nonmarketable equity securities issued by public companies are written down to fair value estimated by commonly accepted valuation models.

With respect to the other nonmarketable equity securities, we perform a test to determine whether any impairment indicator exists with respect to each cost-method investment in each reporting period. The primary method we use to identify impairment indicators is a comparison of our share in an investee’s net assets to the carrying amount of our investment in the investee. We also consider whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. We periodically monitor the status of each investee including the credit ratings, which are generally updated once a year based on the annual financial statements of issuers. In addition, if an event that could impact the credit rating of an issuer occurs, we reassess the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. If an impairment indicator exists, we estimate the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, we proceed to conduct the other-than-temporary impairment evaluation. When we determine that the decline is other than temporary, such remaining nonmarketable equity securities are written down to the estimated fair value, determined based on such factors as the ratio of our investment in the issuer to the issuer’s net assets and the latest transaction price, if applicable.

Equity method investees.    We determine whether loss on investments is other than temporary, through consideration of various factors, such as the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the investees, and the intent and ability to retain its investment in the investees for a period of time sufficient to allow for any anticipated recovery in the fair value. We also evaluate additional factors, such as the condition and trend of the economic cycle, and trends in the general market.

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

Allowance for Repayment of Excess Interest

We maintain an allowance for repayment of excess interest based on our estimate of the potential liability exposure. Our estimate of the potential liability exposure represents the estimated amount of claims for repayment of excess interest to be received in the future. We expect that any such claim will be made on the basis of a 2006 ruling of the Japanese Supreme Court, or the Ruling. Under the Ruling, lenders are generally required to reimburse borrowers for interest payments made in excess of the limits stipulated by the Interest Rate Restriction Law upon receiving claims for reimbursement, despite the then-effective provisions of the Law Concerning Lending Business that exempted a lender from this requirement if the lender provided required notices to the borrower and met other specified requirements, and the borrower voluntarily made the interest payment.

While we have not entered into any consumer loan agreement after April 2007 that imposes an interest rate exceeding the limits stipulated by the Interest Rate Restriction Law, we need to estimate the number of possible claims for reimbursement of excess interest payments. To determine the allowance for repayment of excess interest, we analyze the historical number of repayment claims we have received, the amount of such claims, borrowers’ profiles, the actual amount of reimbursements we have made, management’s future forecasts, and other events that are expected to possibly affect the repayment claim trends in order to arrive at our best estimate of the potential liability. We believe that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on our financial position and results of operations. The allowance is recorded as a liability in Other liabilities.

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

Recognition and Measurement of Uncertain Tax Positions.    We provide reserves for unrecognized tax benefits as required under the guidance on accounting for uncertainty in income taxes. In applying the guidance, we consider the relative risks and merits of positions taken in tax returns filed and to be filed, considering statutory, judicial, and regulatory guidance applicable to those positions. The guidance requires us to make assumptions and judgments about potential outcomes that lie outside of management’s control. To the extent that the tax authorities disagree with our conclusions, and depending on the final resolution of those disagreements, our effective tax rate may be materially affected in the period of final settlement with tax authorities.

Accounting for Goodwill and Intangible Assets

Accounting for Goodwill.    U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired, using a two-step process that begins with an estimation of the fair value of a reporting unit of our business, which is to be compared with the carrying amount of the unit, to identify potential impairment of goodwill. A reporting unit is an operating segment or component of an operating segment that constitutes a business for which discrete financial information is available and is regularly reviewed by management. The fair value of a reporting unit is defined as the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. For a reporting unit for which an observable quoted price is not available, the fair value is determined using an income approach. In the income approach, the present value of expected future cash flows is calculated by taking the net present value based on each reporting unit’s internal forecasts. A control premium factor is also considered in relation to market capitalization.

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

Accounting for Intangible Assets.    Intangible assets are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization for intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets. Intangible assets having indefinite useful lives are subject to annual impairment tests. An impairment exists if the carrying value of an indefinite lived asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount exceeds the fair value of the intangible asset.

We evaluate the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life. When the useful life of intangible assets not subject to amortization is no longer determined to be indefinite, such as when unanticipated competition enters a market, the intangible asset is amortized over the remaining period that it is expected to contribute to positive cash flows. During the year ended March 31, 2012, we reevaluated the useful lives of our intangible assets related to our customer relationships from fund contracts, which had been previously recorded as intangible assets not subject to amortization. Due to the global financial downturn, including the recent financial market disruption in Europe and the downgrade of the U.S. treasury bonds’ credit rating, the downward trend of customer assets under management, which was previously on an upward trend, is not expected to recover in the near future and therefore is no longer expected to support indefinite useful lives of the intangible assets associated with the customer relationships from fund contracts. As a result of the reevaluation, we reclassified our intangible assets related to the customer relationships of ¥42.2 billion from intangible assets not subject to amortization to those subject to amortization. For the details of these intangible assets, see Note 6 to our consolidated financial statements included elsewhere in this Annual Report.

Accrued Severance Indemnities and Pension Liabilities

We have defined retirement benefit plans, including lump-sum severance indemnities and pension plans, which cover substantially all of our employees. Severance indemnities and pension costs are calculated based upon a number of actuarial assumptions, including discount rates, expected long-term rates of return on our plan assets and rates of increase in future compensation levels. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, and affect our recognized net periodic pension costs and accrued severance indemnities and pension obligations in future periods. Differences in actual experience or changes in assumptions may affect our financial condition and operating results in future periods.

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

The guidance on the measurement of fair value defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have an established and documented process for determining fair value in accordance with the guidance. To determine fair value, we use quoted prices which include those provided from pricing vendors, where available. We generally obtain one price or quote per instrument and do not adjust it to determine fair value of the instrument. Certain asset-backed securities are valued based on non-binding quotes provided by independent broker-dealers where no or few observable inputs are available to measure fair value. We do not adjust such broker-dealer quotes to the extent that there is no evidence that would indicate that the quotes are not indicative of the fair values of the securities. We perform internal price verification procedures to ensure that the quotes provided from the independent broker-dealers are reasonable. Such verification procedures include analytical review of periodic price changes, comparison analysis between periodic price changes and changes of indices such as a credit default swap index, or inquiries regarding the underlying inputs and assumptions used by the broker-dealers such as probability of default, prepayment rate and discount margin. These verification procedures are periodically performed by independent risk management departments. For collateralized loan obligations, or CLOs, backed by general corporate loans, the fair value is determined by weighting the internal model valuation and the non-binding broker-dealer quotes. If quoted prices are not available to determine fair value of derivatives, the fair value is based upon valuation techniques that use, where possible, current market-based or independently sourced parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of trading liabilities are determined by discounting future cash flows at a rate which incorporates our own creditworthiness. In addition, valuation adjustments may be made to ensure that the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk, and model risk. Our financial models are validated and periodically reviewed by risk management departments independent of divisions that created the models.

For a further discussion of the valuation techniques applied to the material assets or liabilities, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

A.	Operating Results

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011	2012	2013
	(in billions)
Interest income(1)	¥2,550.2	¥2,595.9	¥2,427.5
Interest expense	670.7	640.1	556.4

Net interest income	1,879.5	1,955.8	1,871.1

Provision for credit losses	292.0	223.8	144.5
Non-interest income(2)	1,694.8	1,440.6	2,068.0
Non-interest expense	2,460.5	2,322.7	2,378.7

Income before income tax expense	821.8	849.9	1,415.9
Income tax expense	433.7	429.2	296.0

Net income before attribution of noncontrolling interests	¥388.1	¥420.7	¥1,119.9
Net income (loss) attributable to noncontrolling interests	(64.5)	4.5	50.8

Net income attributable to Mitsubishi UFJ Financial Group	¥452.6	¥416.2	¥1,069.1

Notes:
(1)	Interest income for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.
(2)	Non-interest income for the fiscal year ended March 31, 2012 reflects an impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock resulting from a decline in the quoted price of Morgan Stanley’s common stock that we determined to be other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥1,069.1 billion for the fiscal year ended March 31, 2013, an increase of ¥652.9 billion from ¥416.2 billion for the fiscal year ended March 31, 2012. Our diluted earnings per common share (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the fiscal year ended March 31, 2013 was ¥74.16, an increase of ¥46.07 from ¥28.09 for the fiscal year ended March 31, 2012. Income before income tax expense for the fiscal year ended March 31, 2013 was ¥1,415.9 billion, an increase of ¥566.0 billion from ¥849.9 billion for the fiscal year ended March 31, 2012.

Net Interest Income

The following table is a summary of the interest rate spread for the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011		2012		2013
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥130,922.3	1.16%	¥130,856.7	1.07%	¥134,759.6	0.95%
Foreign(1)	49,338.1	2.08	53,322.4	2.24	59,064.7	1.95

Total	¥180,260.4	1.41%	¥184,179.1	1.41%	¥193,824.3	1.25%

Financed by:
Interest-bearing liabilities:
Domestic	¥126,908.2	0.29%	¥130,916.6	0.26%	¥135,974.9	0.21%
Foreign	34,436.5	0.87	34,504.0	0.88	37,424.6	0.73

Total	161,344.7	0.42	165,420.6	0.39	173,399.5	0.32
Non-interest-bearing liabilities	18,915.7	—	18,758.5	—	20,424.8	—

Total	¥180,260.4	0.37%	¥184,179.1	0.35%	¥193,824.3	0.29%

Interest rate spread		0.99%		1.02%		0.93%
Net interest income as a percentage of total interest-earning assets		1.04%		1.06%		0.97%

Note:
(1)	Interest income on foreign activities for the fiscal year ended March 31, 2012 includes a gain of ¥139.3 billion on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. For more information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

We use interest rate and other derivative contracts to manage the risks affecting the values of our financial assets and liabilities. Although these contracts are generally entered into for risk management purposes, a majority of them do not meet the specific conditions to qualify for hedge accounting under U.S. GAAP and thus are accounted for as trading assets or liabilities. Any gains or losses resulting from such derivative instruments are recorded as part of Trading account profits—net. Therefore, our net interest income for each of the fiscal years ended March 31, 2011, 2012 and 2013 was not materially affected by gains or losses resulting from such derivative instruments. For a detailed discussion of our risk management activities, see “—A. Operating Results—Results of Operations—Non-Interest Income” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.”

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Net interest income for the fiscal year ended March 31, 2013 was ¥1,871.1 billion, a decrease of ¥84.7 billion from ¥1,955.8 billion for the fiscal year ended March 31, 2012. The higher interest income for the fiscal year ended March 31, 2012 reflected the one-time gain of ¥139.3 billion on the conversion rate adjustment of convertible preferred stock of Morgan Stanley. Exclusive of the one-time gain, net interest income for the fiscal year ended March 31, 2013 was ¥1,871.1 billion, an increase of ¥54.6 billion compared to the previous fiscal year, primarily due to a decrease in interest expense on deposits, short-term borrowings, and long-term debt reflecting the lower interest rate environment in the fiscal year ended March 31, 2013, and redemption of some of our subordinated bonds.

Interest income decreased ¥168.4 billion to ¥2,427.5 billion for the fiscal year ended March 31, 2013 from ¥2,595.9 billion for the previous fiscal year. For the fiscal year ended March 31, 2013, compared to the previous fiscal year, interest income on activities in Japan decreased ¥124.7 billion and interest income on foreign activities decreased ¥43.8 billion. The decrease in interest income on activities in Japan was primarily due to lower interest rates. The higher interest income on foreign activities for the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2013 reflected the one-time gain of ¥139.3 billion on the conversion rate adjustment of convertible preferred stock of Morgan Stanley.

Interest expense also decreased ¥83.7 billion to ¥556.4 billion for the fiscal year ended March 31, 2013 from ¥640.1 billion for the previous fiscal year. For the fiscal year ended March 31, 2013, compared to the previous fiscal year, interest expense on activities in Japan decreased ¥50.8 billion and interest expense on foreign activities decreased ¥32.9 billion. The lower interest expense on activities in Japan was mainly due to lower interest rates and redemption of some of our subordinated bonds. The lower interest expense on foreign activities was mainly due to lower interest rates.

The average interest rate spread (average interest rate for interest-earning assets minus average interest rate for interest-bearing liabilities) decreased 0.09 percentage points to 0.93% for the fiscal year ended March 31, 2013 from 1.02% for the previous fiscal year. For the fiscal year ended March 31, 2013 compared to the previous fiscal year, the average interest rate on interest-earning assets decreased 0.16 percentage points to 1.25% from 1.41%, while the average interest rate on interest-bearing liabilities decreased 0.07 percentage points to 0.32% from 0.39%, which resulted in the overall decrease in the average interest rate spread. The average interest rate spread on domestic activities decreased 0.07 percentage points to 0.74% for the fiscal year ended March 31, 2013 from 0.81% for the previous fiscal year as interest rates on interest-earning assets decreased at steeper rates than interest-bearing liabilities in the current near-zero interest rate environment. The average interest rate spread on foreign activities decreased 0.14 percentage points to 1.22% for the fiscal year ended March 31, 2013 from 1.36% for the previous fiscal year. Excluding the one-time gain on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock, our average foreign interest rate spread would have improved primarily because we were able to effectively manage the yields on our interest-earning assets while interest rates on our interest-bearing liabilities decreased as market interest rates declined.

In Japan, the Bank of Japan maintained its monetary easing policies and “zero interest rate” policy throughout the reporting period. As a result, the average interest rate on domestic interest-earning assets continued to decline while the average interest rate on domestic interest-bearing liabilities reached and remained at historically low levels. If the Bank of Japan continues to maintain its zero interest rate policy on its short-term policy interest rate as well as other monetary easing policies, our interest rate spread on domestic activities will likely continue to be under severe pressure. Moreover, if additional monetary easing policies are adopted in the United States and European countries, our interest rate spread on foreign activities may also be negatively impacted. Our interest rate spread may be affected by changes in long-term interest rates, which, for example, have been fluctuating to an increasing degree in Japan in recent periods due to wider fluctuations in long-term Japanese government bond prices.

Average interest-earning assets for the fiscal year ended March 31, 2013 were ¥193,824.3 billion, an increase of ¥9,645.2 billion from ¥184,179.1 billion for the fiscal year ended March 31, 2012. Average domestic interest-earning assets for the fiscal year ended March 31, 2013 were ¥134,759.6 billion, an increase of ¥3,902.9 billion from ¥130,856.7 billion for the previous fiscal year, mainly due to increases in loans, trading account assets and investment securities. The increase in domestic loans was mainly due to an increase in loans to the national government and large corporations in the manufacturing industry. Average foreign interest-earning assets for the fiscal year ended March 31, 2013 were ¥59,064.7 billion, an increase of ¥5,742.3 billion from ¥53,322.4 billion for the previous fiscal year, mainly due to increases in loans and trading account assets. The increase in foreign loans was mainly due to an increase in loans at overseas branches of BTMU due to stronger demand, partially reflecting the improving general market conditions globally, and BTMU’s improved overseas market presence. The increase in foreign trading account assets was primarily due to an increase in the value of foreign bonds translated into Japanese yen resulting from the depreciation of the Japanese yen against other currencies towards the end of the fiscal year ended March 31, 2013, as well as an increase in trading derivative assets reflecting an increase in interest rate derivatives assets in foreign branches of our banking subsidiaries and an increase in interest rate swap trading in our securities subsidiaries outside of Japan. Despite the increase in the average balance of interest-earning assets, the smaller average interest rate spread resulted in the decrease in our interest income for the fiscal year ended March 31, 2013 compared to the previous fiscal year.

Average interest-bearing liabilities for the fiscal year ended March 31, 2013 were ¥173,399.5 billion, an increase of ¥7,978.9 billion from ¥165,420.6 billion for the fiscal year ended March 31, 2012. Average domestic interest-bearing liabilities for the fiscal year ended March 31, 2013 were ¥135,974.9 billion, an increase of ¥5,058.3 billion from ¥130,916.6 billion for the previous fiscal year, mainly due to increases in call money, funds purchased, and payables under repurchase agreements and securities lending transactions as well as deposits. The increase in domestic call money, funds purchased, and payables under repurchase agreements and securities lending transactions was mainly due to an increase in the volume of payables under repurchase agreement in our banking and securities subsidiaries. Average foreign interest-bearing liabilities for the fiscal year ended March 31, 2013 were ¥37,424.6 billion, an increase of ¥2,920.6 billion from ¥34,504.0 billion for the previous fiscal year, mainly due to an increase in the value of foreign currency-denominated deposits, reflecting the depreciation of the Japanese yen against other currencies towards the end of the fiscal year ended March 31, 2013. Despite the increase in the average balance of interest-bearing liabilities, the smaller average interest rate spread resulted in the decrease in our interest expense for the fiscal year ended March 31, 2013 compared to the previous fiscal year.

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

Inclusive of the gain associated with the conversion of our Morgan Stanley’s preferred stock and the related preferred dividends, the average interest rate spread (average interest rate for interest-earning assets minus average interest rate for interest-bearing liabilities) increased 0.03 percentage points from 0.99% for the fiscal year ended March 31, 2011 to 1.02% for the fiscal year ended March 31, 2012. For the fiscal year ended March 31, 2012, the average rate on interest-bearing liabilities decreased from 0.42% to 0.39% mainly due to the lower average rate on domestic deposits.

Exclusive of the gain associated with the conversion of our Morgan Stanley’s preferred stock of ¥139.3 billion for the fiscal year ended March 31, 2012 and the related preferred dividends of ¥66.0 billion for the fiscal year ended March 31, 2011, the average interest rate spread decreased 0.01 percentage point from 0.96% for the fiscal year ended March 31, 2011 to 0.95% for the fiscal year ended March 31, 2012. In particular, the average rate on domestic loans and domestic investment securities decreased because of the low interest environment in Japan, resulting in a tighter average interest rate spread. If the Bank of Japan continues to maintain its zero interest rate policy as well as other monetary easing policies, our interest rate spread on domestic loans will likely continue to be under severe pressure. Moreover, if additional monetary easing policies are adopted in the United States and European countries, our interest rate spread on foreign loans may also be negatively impacted.

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

Provision for credit losses

Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For more information on our provision for credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “—B. Liquidity and Capital Resources—Financial Condition—Loan Portfolio—Allowance policy.”

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

The provision for credit losses for the fiscal year ended March 31, 2013 was ¥144.5 billion, a decrease of ¥79.3 billion from ¥223.8 billion for the fiscal year ended March 31, 2012. The provision for credit losses decreased ¥53.5 billion, ¥28.2 billion and ¥15.5 billion in our Commercial segment, Residential segment and Card segment, respectively. On the other hand, the provision for credit losses increased ¥17.9 billion in our UNBC segment.

The decrease in the provision in the Commercial segment was mainly due to a reduction of provision for loans to smaller enterprises for the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012, when the operating environment and outlook for such enterprises were more negative. The decrease in the provision in the Residential segment was mainly due to the decrease of provision rate as our collection and default rates improved in this segment.

The provision for credit losses in our domestic loan portfolio was ¥115.7 billion, a decrease of ¥104.0 billion from ¥219.7 billion for the fiscal year ended March 31, 2012. The provision for credit losses in our foreign portfolio for the fiscal year ended March 31, 2013 was ¥28.8 billion, an increase of ¥24.7 billion compared to the provision for credit losses of ¥4.1 billion for the previous fiscal year. Although the significant improvement in the credit quality of UNBC’s loan portfolio resulted in a reversal of provision in the UNBC segment in the fiscal year ended March 31, 2012, the pace of improvement slowed in the fiscal year ended March 31, 2013, resulting in a provision for credit losses of ¥2.9 billion.

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

Non-Interest Income

The following table is a summary of our non-interest income for the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011	2012	2013
	(in billions)
Fees and commissions income:
Trust fees	¥100.5	¥95.0	¥92.5
Fees on funds transfer and service charges for collections	142.5	139.8	137.3
Fees and commissions on international business	58.5	57.7	58.9
Fees and commissions on credit card business	146.6	149.9	149.7
Service charges on deposits	22.2	18.2	16.7
Fees and commissions on securities business	138.9	128.4	156.0
Fees on real estate business	22.6	23.6	28.0
Insurance commissions	27.5	33.7	33.6
Fees and commissions on stock transfer agency services	51.9	49.3	49.1
Guarantee fees	64.3	58.4	55.4
Fees on investment funds business	130.4	126.6	130.0
Other fees and commissions	222.5	219.4	253.7

Total	1,128.4	1,100.0	1,160.9
Foreign exchange gains (losses)—net	260.7	34.3	(39.0)

Trading account profits—net:
Net profits (losses) on interest rate and other derivative contracts	(3.1)	77.7	(82.7)
Net profits on trading account securities, excluding derivatives	137.0	589.6	653.0

Total	133.9	667.3	570.3

Investment securities gains—net:
Net gains on sales of securities available for sale:
Debt securities	147.0	142.9	185.9
Marketable equity securities	87.4	34.1	64.8
Impairment losses on securities available for sale:
Debt securities	(20.5)	(13.8)	(8.3)
Marketable equity securities	(115.6)	(176.1)	(113.5)
Other	23.5	32.3	27.1

Total	121.8	19.4	156.0
Equity in earnings (losses) of equity method investees—net	(113.0)	(499.4)	60.2
Gains on sales of loans	14.5	15.6	14.8
Other non-interest income	148.5	103.4	144.8

Total non-interest income	¥1,694.8	¥1,440.6	¥2,068.0

Fees and commissions income

Fees and commissions income is comprised of income from fees and commissions listed in the above table. Trust fees consist primarily of fees earned on fiduciary asset management and administration services for corporate pension plans, investment funds and other clients. Fees on funds transfer and service charges for collection are fees earned by providing settlement services such as domestic fund remittances and domestic collection services. Fees and commissions on international business primarily consist of fees from international fund transfer and collection services, and trade-related financing services. Fees and commissions on credit card business are composed of interchange income, annual fees, royalty and other service charges from franchisees. Service charges on deposits are fees charged for withdrawal and other services relating to deposits such as checking account deposits. Fees and commissions on securities business include those on underwriting, brokerage and advisory services and arrangement fees on securitizations. Fees on real estate business primarily consist of fees from real estate agent services. Insurance commissions are commissions earned by acting as agent for insurance companies to sell insurance products. Fees and commissions on stock transfer agency services consist of fees earned primarily on stock title transfers and agency services for the calculation and payment of dividends. Guarantee fees are fees earned by providing guarantees on residential mortgage loans. Fees on investment funds business primarily consist of management fees for investment funds. Other fees and commissions include various arrangement fees and agent fees excluding the fees and commissions mentioned above.

Net foreign exchange gains (losses)

Net foreign exchange gains (losses) are comprised of foreign exchange gains (losses) on derivative contracts, foreign exchange gains (losses) on other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

Foreign exchange gains (losses) related to derivative contracts were net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For the details of derivative contracts, see Note 21 to our consolidated financial statements included elsewhere in this Annual Report. Foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings. Foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on translation into Japanese yen for securities under fair value option. For the details of the fair value option, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

Net trading accounts profit

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

Net trading account profits are comprised of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.

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

Net profits (losses) on trading account securities, excluding derivatives, are comprised of net profits (losses) on trading account securities and net profits (losses) on trading account securities under the fair value option. Net profits (losses) on trading account securities primarily constitute gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Investment securities held by certain consolidated variable interest entities are included in accordance with the applicable accounting treatments. Net profits (losses) on securities under the fair value option are classified into trading accounts profits (losses) in accordance with certain accounting treatments. For the details of the fair value option, see Note 29 to our consolidated financial statements included elsewhere in this Annual Report.

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

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Non-interest income for the fiscal year ended March 31, 2013 was ¥2,068.0 billion, an increase of ¥627.4 billion from ¥1,440.6 billion for the fiscal year ended March 31, 2012. This increase was mainly attributable to net equity in earnings of equity method investees of ¥60.2 billion for the fiscal year ended March 31, 2013, compared to net equity in losses of equity method investees of ¥499.4 billion for the previous fiscal year, which included an other-than-temporary impairment loss on our investment in the common stock of Morgan Stanley. Other factors which contributed to the increase in non-interest income included a ¥136.6 billion increase in investment securities gains resulting from an increase in net gains on sales of securities available for sale and a decrease in impairment losses on securities available for sale. These increases were partially offset by a ¥97.0 billion decrease in trading account profits and ¥39.0 billion of net foreign exchange losses compared to net foreign exchange gains of ¥34.3 billion in the previous fiscal year.

Fees and commissions income

Fees and commissions income for the fiscal year ended March 31, 2013 was ¥1,160.9 billion, an increase of ¥60.9 billion from ¥1,100.0 billion for the fiscal year ended March 31, 2012. This increase was partly due to an increase of ¥27.6 billion in fees and commissions from our securities business as a result of increased cross-selling, customer referral and other coordinated efforts between our banking and securities subsidiaries and an increase in our underwriting activity. Other fees and commissions also increased ¥34.3 billion mainly due to an increase in brokerage fees at our banking subsidiaries both in Japan and overseas.

Net foreign exchange gains (losses)

The following table sets forth the details of our foreign exchange gains and losses for the fiscal years ended March 31, 2012 and 2013:

	Fiscal years ended March 31,
	2012	2013
	(in billions)
Foreign exchange gains (losses)—net:
Net foreign exchange losses on derivative contracts	¥(94.9)	¥(94.2)
Net foreign exchange gains (losses) on other than derivative contracts	72.1	(2,130.7)
Net foreign exchange gains related to the fair value option	57.1	2,185.9

Total	¥34.3	¥(39.0)

Net foreign exchange losses for the fiscal year ended March 31, 2013 were ¥39.0 billion, compared to ¥34.3 billion of net foreign exchange gains for the fiscal year ended March 31, 2012. The Japanese yen depreciated rapidly against major foreign currencies, including the U.S. dollar, towards the end of the fiscal year ended March 31, 2013 and thus contributed to an increase in yen-denominated foreign exchange gains related to the fair value option. However, this increase was more than offset by an increase in foreign exchange losses on other than derivative contracts resulting from an increase in foreign exchange trading losses and higher foreign exchange translation losses on monetary liabilities denominated in foreign currencies, which we assumed when the Japanese yen was higher.

Net trading account profits

The following table sets forth the details of our trading account profits and losses for the fiscal years ended March 31, 2012 and 2013:

	Fiscal years ended March 31,
	2012	2013
	(in billions)
Trading account profits—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥160.4	¥121.4
Equity contracts	(46.8)	(137.6)
Commodity contracts	(1.3)	3.8
Credit derivatives	1.6	(10.9)
Other	(36.2)	(59.4)

Total	¥77.7	¥(82.7)

Net profits on trading account securities, excluding derivatives
Trading account securities	¥149.7	¥341.2
Trading account securities under the fair value option	439.9	311.8

Total	¥589.6	¥653.0

Total	¥667.3	¥570.3

Net trading account profits for the fiscal year ended March 31, 2013 were ¥570.3 billion, a decrease of ¥97.0 billion from ¥667.3 billion for the fiscal year ended March 31, 2012. The decrease in net trading account profits was largely due to a ¥160.4 billion decrease in net profits on interest rate and other derivative contracts, which in turn was primarily due to a ¥90.8 billion increase in net losses on equity contracts as a result of an increase in losses at our securities subsidiaries on short positions in equity index futures and to a ¥39.0 billion decrease in net profits on interest rate contracts as a result of losses on revaluation of interest rate swap contracts. These decreases were partially offset by a ¥63.4 billion increase in net profits on trading account securities, excluding derivatives, as a result of an increase in volume on trading transactions, reflecting an improvement in general market conditions. In particular, despite a decrease in net profits on trading account securities under the fair value option of ¥128.1 billion mainly due to a smaller increase in the value of foreign debt securities reflecting a smaller decrease in applicable interest rates, net profits on trading account securities, excluding derivatives, increased due to a ¥191.5 billion increase in net profits on trading account securities other than those under the fair value option, reflecting an increase in the volume of our securities trading activity.

Net investment securities gains

Net investment securities gains for the fiscal year ended March 31, 2013 were ¥156.0 billion, an increase of ¥136.6 billion from ¥19.4 billion for the fiscal year ended March 31, 2012. This increase was mainly due to a decrease of ¥62.6 billion in impairment losses on marketable equity securities, an increase of ¥43.0 billion in gains on sales of debt securities as a result of an increase in gains on sales of Japanese government bonds in the lower interest rate environment, and ¥30.7 billion of gains on sales of marketable equity securities as a result of an increase in gains on sales of domestic equity securities mainly due to an improvement in the domestic equity market.

Net equity in earnings (losses) of equity method investees

Net equity in earnings of equity method investees for the fiscal year ended March 31, 2013 was ¥60.2 billion, compared to net equity in losses of equity method investees of ¥499.4 billion for the previous fiscal year, which included an other-than-temporary impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock. For further information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Non-interest income for the fiscal year ended March 31, 2012 was ¥1,440.6 billion, a decrease of ¥254.2 billion from ¥1,694.8 billion for the fiscal year ended March 31, 2011. This decrease was mainly due to an impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock resulting from a decline in the quoted price of Morgan Stanley’s common stock that we determined to be other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. This was partially offset by an increase in gains on valuation of foreign currency denominated debt securities.

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

Net foreign exchange gains

The following table sets forth the details of our foreign exchange gains and losses for the fiscal years ended March 31, 2011 and 2012:

	Fiscal years ended March 31,
	2011	2012
	(in billions)
Foreign exchange gains—net:
Net foreign exchange gains (losses) on derivative contracts	¥79.8	¥(94.9)
Net foreign exchange gains on other than derivative contracts	1,018.4	72.1
Net foreign exchange gains (losses) related to the fair value option	(837.5)	57.1

Total	¥260.7	¥34.3

Net foreign exchange gains for the fiscal year ended March 31, 2012 were ¥34.3 billion, compared to net foreign exchange gains of ¥260.7 billion for the fiscal year ended March 31, 2011. During the fiscal year ended March 31, 2012, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar remained relatively small compared to the previous fiscal year. Net foreign exchange gains other than derivative contracts decreased from the previous fiscal year, mainly due to a decrease in translation gains on monetary liabilities denominated in foreign currencies. On the other hand, net foreign exchange gains (losses) related to the fair value option improved from the previous fiscal year, mainly due to translation gains on securities denominated in foreign currencies, which were acquired during periods of appreciation of the Japanese yen.

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

Net equity in losses of equity method investees

Net equity in losses of equity method investees for the fiscal year ended March 31, 2012 was ¥499.4 billion, an increase of ¥386.4 billion from ¥113.0 billion for the fiscal year ended March 31, 2011. This increase was mainly due to an impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock resulting from a decline in the quoted price of Morgan Stanley’s common stock that we determined to be other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. This was partially offset by the improvement of ¥83.7 billion in equity in profits of equity method investees relating to our investments in the consumer finance industry. For further information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011	2012	2013
	(in billions)
Salaries and employee benefits	¥864.0	¥900.1	¥932.4
Occupancy expenses—net	162.5	150.8	151.1
Fees and commission expenses	212.5	204.7	209.8
Outsourcing expenses, including data processing	194.8	191.1	198.1
Depreciation of premises and equipment	99.7	94.8	94.0
Amortization of intangible assets	220.0	212.2	207.6
Impairment of intangible assets	26.6	31.0	3.4
Insurance premiums, including deposit insurance	113.9	115.4	98.7
Communications	53.0	49.3	47.1
Taxes and public charges	65.9	65.6	66.9
Provision for repayment of excess interest	85.7	—	—
Other non-interest expenses	361.9	307.7	369.6

Total non-interest expense	¥2,460.5	¥2,322.7	¥2,378.7

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Non-interest expense for the fiscal year ended March 31, 2013 was ¥2,378.7 billion, an increase of ¥56.0 billion from ¥2,322.7 billion for the previous fiscal year. This increase was mainly due to a ¥32.3 billion increase in salaries and employee benefits expenses reflecting an increase in the number of employees and larger employee retirement benefits at BTMU and a ¥61.9 billion increase in other non-interest expenses mainly due to realization of losses, which were previously recorded in foreign currency translation included in accumulated other comprehensive income, resulting from the deconsolidation of several overseas VIEs, and a ¥24.5 billion of civil monetary payment to DFS. These increases were partially offset by a ¥27.6 billion decrease in impairment of intangible assets and a ¥16.7 billion decrease in insurance premiums, including deposit insurance.

Salaries and employee benefits

Salaries and employee benefits for the fiscal year ended March 31, 2013 were ¥932.4 billion, an increase of ¥32.3 billion from ¥900.1 billion for the previous fiscal year. This increase was mainly due to an increase in the number of employees, larger retirement benefit expenses at BTMU, an increase in bonuses at MUMSS reflecting improved business performance and an increase in retirement benefit expenses at our trust banking subsidiaries.

Impairment of intangible assets

Impairment of intangible assets for the fiscal year ended March 31, 2013 was ¥3.4 billion, a decrease of ¥27.6 billion from ¥31.0 billion for the fiscal year ended March 31, 2012. This decrease mainly reflected impairment losses on intangible assets related to our trust banking and securities subsidiaries’ customer relationships from fund contracts for the fiscal year ended March 31, 2012, while we did not recognize significant impairment losses for the fiscal year ended March 31, 2013.

Other non-interest expenses

Other non-interest expenses for the fiscal year ended March 31, 2013 were ¥369.6 billion, an increase of ¥61.9 billion from ¥307.7 billion for the fiscal year ended March 31, 2012. This increase was mainly due to realization of losses, which were previously recorded in foreign currency translation included in accumulated other comprehensive income, resulting from the deconsolidation of several overseas VIEs, and a ¥24.5 billion, or U.S.$250.0 million, civil monetary payment to DFS. For more information on the civil monetary payment, see “—Recent Developments.”

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

Fees and commission expenses

Fees and commission expenses for the fiscal year ended March 31, 2012 were ¥204.7 billion, a decrease of ¥7.8 billion from ¥212.5 billion for the fiscal year ended March 31, 2011. The decrease reflected the overall decrease in transaction fees recorded in our banking subsidiary as transaction volume decreased.

Amortization of intangible assets

Amortization of intangible assets for the fiscal year ended March 31, 2012 was ¥212.2 billion, a decrease of ¥7.8 billion from ¥220.0 billion for the fiscal year ended March 31, 2011. This was mainly due to an ongoing amortization of intangible assets such as core deposit intangibles, which represent a premium on a favorable and stable source of funds, under declining-balance method.

Provision for repayment for excess interest

Provision for repayment for excess interest for the fiscal year ended March 31, 2012 was nil, compared to ¥85.7 billion for the fiscal year ended March 31, 2011. We believe that we maintain an appropriate level of allowance for repayment of excess interest as of March 31, 2012.

Other non-interest expenses

Other non-interest expenses for the fiscal year ended March 31, 2012 were ¥307.7 billion, a decrease of ¥54.2 billion from ¥361.9 billion for the fiscal year ended March 31, 2011. This decrease was mainly due to the absence of impairment losses on the deposits with the Special Fund recorded in the fiscal year ended March 31, 2011 associated with a government-led loan restructuring program for failed housing-loan companies. For more information, see “Loans and Allowance for Credit Losses—Government-led Loan Restructuring Program” in Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

Income Tax Expense

The following table shows a summary of our income tax expense for the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011	2012	2013
	(in billions, except percentages)
Income before income tax expense	¥821.8	¥849.9	¥1,415.9
Income tax expense	433.7	429.2	296.0
Effective income tax rate	52.8%	50.5%	20.9%
Combined normal effective statutory tax rate	40.6%	40.6%	38.0%

Reconciling items between the combined normal effective statutory tax rates and the effective income tax rates for the fiscal years ended March 31, 2011, 2012 and 2013 are summarized as follows:

	Fiscal years ended March 31,
	2011	2012	2013
Combined normal effective statutory tax rate	40.6%	40.6%	38.0%
Increase (decrease) in taxes resulting from:
Nondeductible expenses	0.3	0.2	0.1
Dividends from foreign subsidiaries	0.1	0.1	0.0
Foreign tax credits and payments	3.3	(2.1)	(0.8)
Lower tax rates applicable to income of subsidiaries	(0.6)	(0.5)	(0.5)
Change in valuation allowance	10.6	2.3	(7.3)
Realization of previously unrecognized tax effects of subsidiaries	(3.7)	0.0	(10.7)
Nontaxable dividends received	(2.7)	(3.4)	(2.3)
Undistributed earnings of subsidiaries	(1.5)	0.2	1.5
Tax and interest expense for uncertainty in income taxes	0.2	0.1	(0.1)
Expiration of loss carryforward	6.4	4.8	2.1
Effect of changes in tax laws	—	9.1	—
Other—net	(0.2)	(0.9)	0.9

Effective income tax rate	52.8%	50.5%	20.9%

The effective income tax rate for the fiscal year ended March 31, 2013 was 20.9%, 17.1 percentage points lower than the combined normal effective statutory tax rate of 38.0%. This lower effective income tax rate primarily reflected the liquidation of a subsidiary, whose assets and operations we took over after the liquidation, and the realization of tax benefits from the temporary differences not previously recognized as part of deferred tax assets. For more information, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report. The lower effective tax rate also reflected a ¥161.7 billion decrease in valuation allowance to ¥483.0 billion at March 31, 2013 from ¥644.7 billion at March 31, 2012. The valuation allowance was reduced to the extent that it was more likely than not that the deferred tax assets would be realized primarily because certain subsidiaries were considered to have returned to sustained profitability.

The effective income tax rate of 50.5% for the fiscal year ended March 31, 2012 was 9.9 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This higher effective income tax rate was primarily caused by changes in tax laws that mainly include an approximately 5% reduction in the effective statutory rate of corporate tax from 40.6% to 35.6%, which accounted for 9.1% of the difference between the combined normal effective statutory tax rate and the effective income tax rate.

On November 30, 2011, the Japanese Diet enacted two tax related laws, namely “Amendment to the 2011 Tax Reform” and “Special Measures to Secure the Financial Resources to Implement the Restoration form The Great East Japan Earthquake.” The changes under the new laws include a limitation on the use of net operating loss carryforwards to 80% of taxable income, a two-year increase in the carryforward period of certain net operating loss carryforwards to a nine-year period, and an approximately 5% reduction in the effective statutory rate of corporate income tax from 40.6% to 35.6%. While the reduction in the effective statutory rate was effective for the fiscal year beginning on or after April 1, 2012, a temporary surtax levied on corporate income taxes to fund the earthquake recovery efforts caused the effective statutory rate of corporate income tax to be approximately 38.0% for the three year period between April 1, 2012 and March 31, 2015.

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

Net income (loss) attributable to noncontrolling interests

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

We recorded net income attributable to noncontrolling interests of ¥50.7 billion for the fiscal year ended March 31, 2013, compared to net income attributable to noncontrolling interests of ¥4.5 billion for the previous fiscal year. This increase was mainly due to an increase in net income recorded at MUMSS, in which MUFG has a 60% economic interest, in the fiscal year ended March 31, 2013.

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

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Annual Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our consolidated financial statements prepared on the basis of U.S. GAAP. For example, operating profit does not reflect items such as a part of the provision for credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For information on a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the consolidated statements of income, see Note 27 to our consolidated financial statements included elsewhere in this Annual Report. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following five areas—Retail, Corporate, Trust Assets, Global, and Global Markets. Operations that are not covered by the integrated business group system are classified under Other.

The following is a brief explanation of our business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail businesses of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities businesses. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. This business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate clients.

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

Global Markets—Covers asset and liability management and strategic investments of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD. Effective July 1, 2012, the Integrated Global Business Group and Global Markets started working jointly on some of the sales and trading businesses of MUSHD’s foreign subsidiaries as part of our efforts to strengthen the cooperation between BTMU and MUSHD of their markets businesses and to expand investor relationships while improving our trading capabilities to seize interest rate and foreign exchange market opportunities for loans and corporate bond transactions. Accordingly, during the year ended March 31, 2013, we began reporting a portion of the securities sales and trading businesses, which previously was presented within the Integrated Global Business Group, as part of Global Markets.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Effective April 1, 2012, we modified some of our managerial accounting methodologies, including redefining items to be included in Operating profit (loss), in order to integrate the managerial accounting methodologies among our group companies.

Prior period business segment information has been reclassified to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

For further information, see Note 27 to our consolidated financial statements included elsewhere in this Annual Report.

The following table set forth our business segment information for the fiscal years ended March 31, 2011, 2012 and 2013:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group
				Other than UNBC	UNBC	Total	Global Markets	Other	Total
	(in billions)
Fiscal year ended March 31, 2011:
Net revenue:	¥1,302.2	¥883.7	¥148.2	¥310.6	¥267.2	¥577.8	¥587.7	¥11.2	¥3,510.8
Operating expenses	953.5	460.9	87.8	176.6	173.3	349.9	130.5	149.9	2,132.5

Operating profit (loss)	¥348.7	¥422.8	¥60.4	¥134.0	¥93.9	¥227.9	¥457.2	¥(138.7)	¥1,378.3

Fiscal year ended March 31, 2012:
Net revenue:	¥1,225.9	¥865.3	¥140.1	¥365.7	¥252.0	¥617.7	¥726.8	¥5.3	¥3,581.1
Operating expenses	911.2	446.2	87.3	195.4	173.0	368.4	126.1	163.4	2,102.6

Operating profit (loss)	¥314.7	¥419.1	¥52.8	¥170.3	¥79.0	¥249.3	¥600.7	¥(158.1)	¥1,478.5

Fiscal year ended March 31, 2013:
Net revenue:	¥1,206.5	¥856.6	¥138.8	¥466.8	¥288.5	¥755.3	¥761.6	¥(2.3)	¥3,716.5
Operating expenses	912.6	439.9	88.3	245.8	205.4	451.2	140.5	176.4	2,208.9

Operating profit (loss)	¥293.9	¥416.7	¥50.5	¥221.0	¥83.1	¥304.1	¥621.1	¥(178.7)	¥1,507.6

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group decreased ¥19.4 billion to ¥1,206.5 billion for the fiscal year ended March 31, 2013 from ¥1,225.9 billion for the fiscal year ended March 31, 2012. Net revenue of the Integrated Retail Banking Business Group mainly consists of domestic revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The decrease in net revenue mainly reflected a decrease in income generated from funds deposited with us due to the impact of the declining interest rate environment that continued throughout the fiscal year ended March 31, 2013, and a decrease in income related to our group companies engaged in the consumer finance business reflecting a decrease in volume of consumer loans, partially offset by an increase in fees from sales of insurance and other investment products.

Operating expenses of the Integrated Retail Banking Business Group increased ¥1.4 billion to ¥912.6 billion for the fiscal year ended March 31, 2013 from ¥911.2 billion for the fiscal year ended March 31, 2012.

Operating profit of the Integrated Retail Banking Business Group decreased ¥20.8 billion to ¥293.9 billion for the fiscal year ended March 31, 2013 from ¥314.7 billion for the fiscal year ended March 31, 2012.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group decreased ¥8.7 billion to ¥856.6 billion for the fiscal year ended March 31, 2013 from ¥865.3 billion for the fiscal year ended March 31, 2012. Net revenue of the Integrated Corporate Banking Business Group mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Integrated Corporate Banking Business Group. The decrease in net revenue was mainly due to a decrease in net interest income from deposits reflecting the low interest rate environment and the generally stagnant demand for loans from customers except for a few large corporate borrowers, partially offset by increases in investment banking business related to structured financing and asset finance business primarily due to increased cross-selling, customer referral and other coordinated efforts between our banking and securities subsidiaries.

Operating expenses of the Integrated Corporate Banking Business Group were ¥439.9 billion for the fiscal year ended March 31, 2013, a decrease of ¥6.3 billion from ¥446.2 billion for the fiscal year ended March 31, 2012.

Operating profit of the Integrated Corporate Banking Business Group decreased ¥2.4 billion to ¥416.7 billion for the fiscal year ended March 31, 2013 from ¥419.1 billion for the fiscal year ended March 31, 2012.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group decreased ¥1.3 billion to ¥138.8 billion for the fiscal year ended March 31, 2013 from ¥140.1 billion for the fiscal year ended March 31, 2012. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. The decrease in net revenue was mainly due to a decrease in the volume of our investment trust business affected by the market slowdown in the first half of the fiscal year ended March 31, 2013, partially offset by an increase in the volume of our global custody business.

Operating expenses of the Integrated Trust Assets Business Group increased by ¥1.0 billion to ¥88.3 billion for the fiscal year ended March 31, 2013 from ¥87.3 billion for the fiscal year ended March 31, 2012.

Operating profit of the Integrated Trust Assets Business Group decreased ¥2.3 billion to ¥50.5 billion for the fiscal year ended March 31, 2013 from ¥52.8 billion for the fiscal year ended March 31, 2012.

Integrated Global Business Group

Net revenue of the Integrated Global Business Group increased ¥137.6 billion to ¥755.3 billion for the fiscal year ended March 31, 2013 from ¥617.7 billion for the fiscal year ended March 31, 2012. Net revenue of the Integrated Global Business Group mainly consists of commercial banking businesses outside of Japan, including loan, deposit and cash management, investment banking, retail banking, trust banking and securities businesses. The increase in net revenue was mainly due to increases in interest income attribute to non-Japanese customers mainly in Asia and income from investment banking business especially in Europe and the United States.

Operating expenses of the Integrated Global Business Group increased ¥82.8 billion to ¥451.2 billion for the fiscal year ended March 31, 2013 from ¥368.4 billion for the fiscal year ended March 31, 2012, reflecting the geographic expansion of our operations and an increase in regulatory costs for our banking business.

Operating profit of the Integrated Global Business Group increased ¥54.8 billion to ¥304.1 billion for the fiscal year ended March 31, 2013 from ¥249.3 billion for the fiscal year ended March 31, 2012.

Global Markets

Net revenue of Global Markets increased ¥34.8 billion to ¥761.6 billion for the fiscal year ended March 31, 2013 from ¥726.8 billion for the fiscal year ended March 31, 2012. This increase was mainly due to gains from our asset and liability management business, gains attributable to the sales and trading business, and profits from the overseas fixed income businesses of MUMSS.

Operating expenses of Global Markets increased ¥14.4 billion to ¥140.5 billion for the fiscal year ended March 31, 2013 from ¥126.1 billion for the fiscal year ended March 31, 2012.

Operating profit of the Global Markets increased ¥20.4 billion to ¥621.1 billion for the fiscal year ended March 31, 2013 from ¥600.7 billion for the fiscal year ended March 31, 2012. This increase was mainly due to the gains from our asset and liability management business.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group decreased ¥76.3 billion to ¥1,225.9 billion for the fiscal year ended March 31, 2012 from ¥1,302.2 billion for the fiscal year ended March 31, 2011. Net revenue of the Integrated Retail Banking Business Group mainly consists of domestic revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The decrease in net revenue reflected a decrease in deposit related income due to the impact of the low interest rate environment that continued throughout the fiscal year ended March 31, 2012, and a decrease in income related to our group companies engaged in the consumer finance business due to regulatory changes, partially offset by an increase in fees from sales of insurance and other investment products.

Operating expenses of the Integrated Retail Banking Business Group decreased ¥42.3 billion to ¥911.2 billion for the fiscal year ended March 31, 2012 from ¥953.5 billion for the fiscal year ended March 31, 2011. This is mainly due to reductions in provisions for repayment of excess interest in our group consumer finance companies.

Operating profit of the Integrated Retail Banking Business Group decreased ¥34.0 billion to ¥314.7 billion for the fiscal year ended March 31, 2012 from ¥348.7 billion for the fiscal year ended March 31, 2011.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group decreased ¥18.4 billion to ¥865.3 billion for the fiscal year ended March 31, 2012 from ¥883.7 billion for the fiscal year ended March 31, 2011. Net revenue of the Integrated Corporate Banking Business Group mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Integrated Corporate Banking Business Group. The decrease in net revenue was mainly due to a decrease in net interest income from deposits reflecting low interest rate environment and to weak demand for loans from customers, partially offset by an increase in investment banking business related to structured finance.

Operating expenses of the Integrated Corporate Banking Business Group were ¥446.2 billion for the fiscal year ended March 31, 2012, a decrease of ¥14.7 billion from ¥460.9 billion for the fiscal year ended March 31, 2011.

Operating profit of the Integrated Corporate Banking Business Group slightly decreased by ¥3.7 billion to ¥419.1 billion for the fiscal year ended March 31, 2012 from ¥422.8 billion for the fiscal year ended March 31, 2011.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group decreased ¥8.1 billion to ¥140.1 billion for the fiscal year ended March 31, 2012 from ¥148.2 billion for the fiscal year ended March 31, 2011. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. The decrease in net revenue was mainly due to a decrease in volume of our investment trust business, partially offset by an increase in volume of our global custody business.

Operating expenses of the Integrated Trust Assets Business Group decreased ¥0.5 billion to ¥87.3 billion for the fiscal year ended March 31, 2012 from ¥87.8 billion for the fiscal year ended March 31, 2011.

Operating profit of the Integrated Trust Assets Business Group decreased ¥7.6 billion to ¥52.8 billion for the fiscal year ended March 31, 2012 from ¥60.4 billion for the fiscal year ended March 31, 2011.

Integrated Global Business Group

Net revenue of the Integrated Global Business Group increased ¥39.9 billion to ¥617.7 billion for the fiscal year ended March 31, 2012 from ¥577.8 billion for the fiscal year ended March 31, 2011. Net revenue of the Integrated Global Business Group mainly consists of business outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses. The increase in net revenue was mainly due to an increase in interest income attribute to non-Japanese customers in Asia and investment banking business in Europe and the United States.

Operating expenses of the Integrated Global Business Group increased ¥18.5 billion to ¥368.4 billion for the fiscal year ended March 31, 2012 from ¥349.9 billion for the fiscal year ended March 31, 2011.

Operating profit of the Integrated Global Business Group increased ¥21.4 billion to ¥249.3 billion for the fiscal year ended March 31, 2012 from ¥227.9 billion for the fiscal year ended March 31, 2011.

Global Markets

Net revenue of Global Markets increased ¥139.1 billion to ¥726.8 billion for the fiscal year ended March 31, 2012 from ¥587.7 billion for the fiscal year ended March 31, 2011. This increase was mainly due to the gains from our asset liability management business and gains attributable to the sales and trading business of MUMSS.

Operating expenses of Global Markets decreased ¥4.4 billion to ¥126.1 billion for the fiscal year ended March 31, 2012 from ¥130.5 billion for the fiscal year ended March 31, 2011.

Operating profit of the Global Markets increased ¥143.5 billion to ¥600.7 billion for the fiscal year ended March 31, 2012 from ¥457.2 billion for the fiscal year ended March 31, 2011. This increase was mainly due to the gains from our asset liability management business.

Geographic Segment Analysis

The table below sets forth our total revenue, income before income tax expense and net income (loss) attributable to Mitsubishi UFJ Financial Group on a geographic basis for the fiscal years ended March 31, 2011, 2012 and 2013. Assets, income and expenses attributable to foreign operations are allocated to geographical areas based on the domicile of the debtors and customers. For further information, see Note 28 to our consolidated financial statements included elsewhere in this Annual Report.

	Fiscal years ended March 31,
	2011	2012	2013
	(in billions)
Total revenue (interest income and non-interest income):
Domestic	¥2,969.0	¥2,936.9	¥3,016.0

Foreign:
United States of America(1)	431.1	192.8	426.4
Europe	238.7	290.5	256.5
Asia/Oceania excluding Japan	470.9	450.6	585.5
Other areas(2)	135.3	165.7	211.1

Total foreign	1,276.0	1,099.6	1,479.5

Total	¥4,245.0	¥4,036.5	¥4,495.5

Income before income tax expense :
Domestic	¥186.1	¥498.1	¥767.2

Foreign:
United States of America	164.5	(91.8)	98.8
Europe	108.1	139.4	96.5
Asia/Oceania excluding Japan	232.1	227.4	317.1
Other areas(2)	131.0	76.8	136.3

Total foreign	635.7	351.8	648.7

Total	¥821.8	¥849.9	¥1,415.9

Net income (loss) attributable to Mitsubishi UFJ Financial Group
Domestic	¥(103.0)	¥163.3	¥499.1

Foreign:
United States of America	162.7	(119.8)	95.6
Europe	90.0	113.6	78.4
Asia/Oceania excluding Japan	193.4	192.8	275.0
Other areas(2)	109.5	66.3	121.0

Total foreign	555.6	252.9	570.0

Total	¥452.6	¥416.2	¥1,069.1

Notes:
(1)	For the fiscal year ended March 31, 2012, Total revenue of United States of America includes an other-than-temporary impairment loss of Morgan Stanley’s common stock. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report for further details of an other-than-temporary impairment loss on Morgan Stanley’s common stock.
(2)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Domestic net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2013 was ¥499.1 billion, compared to net income of ¥163.3 billion for the fiscal year ended March 31, 2012. This was mainly due to a decrease in tax expenses resulting from a change in valuation allowance and the realization of previously unrecognized tax benefits of subsidiaries, as well as a decrease in expenses relating to provision for credit losses recorded in our banking subsidiaries.

Foreign net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2013 was ¥570.0 billion, an increase of ¥317.1 billion from ¥252.9 billion for the fiscal year ended March 31, 2012. This increase reflected a ¥579.5 billion other-than-temporary impairment loss on our investment in Morgan Stanley’s common stock recorded in the fiscal year ended March 31, 2012. Exclusive of this item, foreign net income attributable to Mitsubishi UFJ Financial Group for the fiscal year ended March 31, 2013 would have decreased ¥262.4 billion mainly due to a decrease in interest income from U.S. government bonds reflecting a decrease in the average balance during the fiscal year ended March 31, 2013.

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

Effect of Change in Exchange Rates on Foreign Currency Translation

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

The average exchange rate for the fiscal year ended March 31, 2013 was ¥83.10 per U.S.$1.00, compared to the average exchange rate of ¥79.08 per U.S.$1.00 for the previous fiscal year. The average exchange rate for the conversion of the U.S. dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2012 was ¥79.82 per U.S.$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2011 of ¥79.84 per U.S.$1.00.

The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of increasing total revenue by ¥39.9 billion, net interest income by ¥22.3 billion and income before income tax expense by ¥26.6 billion, respectively, for the fiscal year ended March 31, 2013.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

The average exchange rate for the fiscal year ended March 31, 2012 was ¥79.08 per U.S.$1.00, compared to the prior fiscal year’s average exchange rate of ¥85.72 per U.S.$1.00. The average exchange rate for the conversion of the U.S. dollar financial statements of some of our foreign subsidiaries for the fiscal year ended December 31, 2011 was ¥79.84 per U.S.$1.00, compared to the average exchange rate for the fiscal year ended December 31, 2010 of ¥87.81 per U.S.$1.00.

The change in the average exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies had the effect of decreasing total revenue by ¥100.8 billion, net interest income by ¥55.0 billion and income before income tax expense by ¥45.6 billion, respectively, for the fiscal year ended March 31, 2012.

B.	Liquidity and Capital Resources

Financial Condition

Total Assets

Our total assets as of March 31, 2013 were ¥230.56 trillion, an increase of ¥15.36 trillion from ¥215.20 trillion as of March 31, 2012. The increase in total assets mainly reflected increases in net loans of ¥6.24 trillion, trading derivative assets of ¥3.09 trillion, trading securities of ¥2.78 trillion, interest-earning deposits in other banks of ¥2.21 trillion, and receivables under resale agreement of ¥1.18 trillion.

We have allocated a substantial portion of our assets to international activities. As a result, reported amounts are affected by changes in the exchange rate of the Japanese yen against the U.S. dollar and other foreign currencies. Foreign assets are denominated primarily in U.S. dollars. The following table shows our total assets as of March 31, 2012 and 2013 by geographic region based principally on the domicile of the obligors:

	At March 31,
	2012	2013
	(in trillions)
Japan	¥148.70	¥152.00
Foreign:
United States	28.46	30.73
Europe	18.62	23.22
Asia/Oceania excluding Japan	12.41	15.94
Other areas(1)	7.01	8.67

Total foreign	66.50	78.56

Total	¥215.20	¥230.56

Note:
(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.

The Japanese yen amount of foreign currency-denominated assets increase as the relevant foreign exchange rates appreciated against the Japanese yen. For example, as of March 31, 2013 the exchange rate was ¥94.05 per U.S.$1.00, as compared with ¥82.19 as of March 31, 2012. This depreciation of the Japanese yen against the U.S. dollar and other foreign currencies between March 31, 2012 and March 31, 2013 resulted in a ¥7.53 trillion increase in the Japanese yen amount of our total assets as of March 31, 2013.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2012 and 2013, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	At March 31,
	2012	2013
	(in billions)
Domestic:
Manufacturing	¥11,451.7	¥11,767.4
Construction	1,155.9	1,056.3
Real estate	11,035.0	11,143.8
Services	3,239.7	2,881.7
Wholesale and retail	8,492.2	8,330.6
Banks and other financial institutions(1)	3,511.1	3,622.0
Communication and information services	1,284.6	1,314.5
Other industries	10,390.2	12,191.5
Consumer	17,636.6	17,132.3

Total domestic	68,197.0	69,440.1

Foreign:
Governments and official institutions	554.9	673.5
Banks and other financial institutions(1)(3)	5,871.7	7,259.0
Commercial and industrial(3)	15,693.5	18,738.8
Other(3)	2,072.2	2,601.3

Total foreign	24.192.3	29,272.6

Unearned income, unamortized premium—net and deferred loan fees—net	(91.1)	(122.5)

Total(2)	¥92,298.2	¥98,590.2

Notes:
(1)	Loans to the so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥46.6 billion and ¥35.3 billion at March 31, 2012 and 2013, respectively, which are carried at the lower of cost or estimated fair value.
(3)	The amount of loans previously reported for “Banks and other financial institutions” category within Foreign loans as of March 31, 2012 was restated from ¥4,722.6 billion to ¥5,871.7 billion. The amount of loans previously reported for “Commercial and industrial” category within Foreign loans as of March 31, 2012 was restated from ¥15,676.0 billion to ¥15,693.5 billion. The amount of loans previously reported for “Other” category within Foreign loans as of March 31, 2012 was restated from ¥3,238.8 billion to ¥2,072.2 billion.

Loans are our primary use of funds. The average loan balance accounted for 47.4% of total interest-earning assets for the fiscal year ended March 31, 2012 and 48.0% for the fiscal year ended March 31, 2013.

At March 31, 2013, our total loans were ¥98.59 trillion, an increase of ¥6.29 trillion from ¥92.30 trillion at March 31, 2012. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance at March 31, 2013 consisted of ¥69.44 trillion of domestic loans and ¥29.27 trillion of foreign loans, while the loan balance at March 31, 2012 consisted of ¥68.20 trillion of domestic loans and ¥24.19 trillion of foreign loans.

The domestic loan balance increased 2% between March 31, 2012 and March 31, 2013. The increase was mainly due to an increase in loans to the government institutions, which are included in the other industries category. The loan demand from government institutions continued to increase because of the expanding government expenditures and reducing tax revenue. Although loans to the private sector also increased, there is less certainty in the loan demand in the domestic private sector. Loans to consumers continued to decline as a result of the continuing negative impact of the regulatory reforms in the consumer finance sector that limits lending to consumers and severe competition among lenders in the residential mortgage loan market in Japan.

Foreign loans increased 21% between March 31, 2012 and March 31, 2013, mainly due to the appreciation of the relevant foreign currencies against the Japanese yen. The amount of foreign loans based on their original currency also increased. In particular, loans in the United States have been growing strongly reflecting the economic recovery in the United States. Loans in other regions, including Europe and Asia, have been increasing as well, but the pace of growth appears to be slowing.

Changes in the allowance for credit losses and provision for credit losses

The following table shows a summary of the changes in the allowance for credit losses for the fiscal year ended March 31, 2011:

Fiscal year ended March 31, 2011
(in billions)
Balance at beginning of fiscal year	¥1,315.6
Provision for credit losses	292.0
Charge-offs	385.8
Less—Recoveries	43.7

Net charge-offs	342.1
Others(1)	(25.0)

Balance at end of fiscal year	¥1,240.5

Note:
(1)	Others are principally comprised of gains or losses from foreign exchange translation.

The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2012 and 2013:

Fiscal year ended March 31, 2012:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥895.6	¥165.2	¥82.7	¥97.0	¥1,240.5
Provision for credit losses	181.4	29.5	27.9	(15.0)	223.8
Charge-offs	126.2	23.1	43.1	24.4	216.8
Recoveries	36.1	0.2	1.4	5.7	43.4

Net charge-offs	90.1	22.9	41.7	18.7	173.4
Others(1)	(2.6)	—	—	(2.8)	(5.4)

Balance at end of fiscal year	¥984.3	¥171.8	¥68.9	¥60.5	¥1,285.5

Fiscal year ended March 31, 2013:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of fiscal year	¥984.3	¥171.8	¥68.9	¥60.5	¥1,285.5
Provision for credit losses	127.9	1.3	12.4	2.9	144.5
Charge-offs	80.5	16.3	32.1	15.6	144.5
Recoveries	23.4	0.4	2.7	5.2	31.7

Net charge-offs	57.1	15.9	29.4	10.4	112.8
Others(1)	13.4	—	—	5.4	18.8

Balance at end of fiscal year	¥1,068.5	¥157.2	¥51.9	¥58.4	¥1,336.0

Note:
(1)	Others are principally comprised of gains or losses from foreign exchange translation.

The provision for credit losses for the fiscal year ended March 31, 2013 was ¥144.5 billion, a decrease of ¥79.3 billion from ¥223.8 billion for the fiscal year ended March 31, 2012. The provision for credit losses decreased ¥53.5 billion, ¥28.2 billion and ¥15.5 billion in our Commercial segment, Residential segment and Card segment, respectively. On the other hand, the provision for credit losses increased ¥17.9 billion in our UNBC segment.

The decrease in the provision in the Commercial segment was mainly due to a reduction of provision for loans to smaller enterprises for the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012, when the operating environment and outlook for such enterprises were more negative. The decrease in the provision in the Residential segment was mainly due to the decrease of provision rate as our historical collection/default rate improved in this segment.

The provision for credit losses in our domestic loan portfolio was ¥115.7 billion, a decrease of ¥104.0 billion from ¥219.7 billion for the fiscal year ended March 31, 2012. The provision for credit losses in our foreign portfolio for the fiscal year ended March 31, 2013 was ¥28.8 billion, an increase of ¥24.7 billion compared to the provision for credit losses of ¥4.1 billion for the previous fiscal year. Although the significant improvement in the credit quality of UNBC’s loan portfolio resulted in a reversal of provision in the UNBC segment in the fiscal year ended March 31, 2012, the pace of improvement slowed in the fiscal year ended March 31, 2013 resulting in a provision for credit losses of ¥2.9 billion.

For the fiscal year ended March 31, 2013, the ratio of the provision for the credit losses of ¥144.5 billion to the average loan balance of ¥93.04 trillion was 0.16%. The ratio of the provision for credit losses to the total average interest-earning assets for the same period of ¥193.82 trillion was 0.07%.

Charge-offs for the fiscal year ended March 31, 2013 were ¥144.5 billion, a decrease of ¥72.3 billion from ¥216.8 billion for the fiscal year ended March 31, 2012. The charge-offs decreased ¥45.7 billion in the Commercial segment mainly due to a decrease in number of borrower bankruptcies during the fiscal year ended March 31, 2013.

The total allowance for credit losses at March 31, 2013 was ¥1,336.0 billion, an increase of ¥50.5 billion from ¥1,285.5 billion at March 31, 2012, as we recorded a provision for credit losses of ¥144.5 billion while we had net charge-offs of ¥112.8 billion for the fiscal year ended March 31, 2013. For further information on our allowance for credit losses, see “—Allowance for credit losses” below.

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

For the Commercial and UNBC segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances comprise (1) an allowance for individual loans specifically identified for evaluation, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for country risk exposure within the Commercial segment covers transfer risk which is not specifically covered by other types of allowances. Both the allowance for country risk exposure and the formula allowance are provided for performing loans that are not subject to either the allowance for individual loans specifically identified for evaluation or the allowance for large groups of smaller-balance homogeneous loans. The allowance for credit losses within the UNBC segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolio in this segment have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies. For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur.

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

During the fiscal year ended March 31, 2013, there was no significant change in our general allowance policy, which affected our allowance for credit losses for the period, resulting from directives, advice or counsel from governmental or regulatory bodies.

Allowance for credit losses

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2012 and 2013 are shown below:

At March 31, 2012:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥705.8	¥101.8	¥47.4	¥5.3	¥860.3
Collectively evaluated for impairment	245.9	67.8	21.2	53.9	388.8
Loans acquired with deteriorated credit quality	32.6	2.2	0.3	1.3	36.4

Total	¥984.3	¥171.8	¥68.9	¥60.5	¥1,285.5

Loans:
Individually evaluated for impairment	¥1,479.1	¥321.1	¥145.8	¥44.5	¥1,990.5
Collectively evaluated for impairment	70,208.3	15,246.3	597.6	4,087.3	90,139.5
Loans acquired with deteriorated credit quality	108.6	19.5	14.5	70.1	212.7

Total(1)	¥71,796.0	¥15,586.9	¥757.9	¥4,201.9	¥92,342.7

At March 31, 2013:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥784.8	¥117.6	¥37.9	¥3.6	¥943.9
Collectively evaluated for impairment	248.8	37.4	13.8	54.7	354.7
Loans acquired with deteriorated credit quality	34.9	2.2	0.2	0.1	37.4

Total	¥1,068.5	¥157.2	¥51.9	¥58.4	¥1,336.0

Loans:
Individually evaluated for impairment	¥1,677.2	¥309.4	¥123.5	¥54.2	¥2,164.3
Collectively evaluated for impairment	75,771.9	14,874.6	534.9	5,099.4	96,280.8
Loans acquired with deteriorated credit quality	101.3	17.2	13.2	100.6	232.3

Total(1)	¥77,550.4	¥15,201.2	¥671.6	¥5,254.2	¥98,677.4

Note:
(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

The total allowance for credit losses at March 31, 2013 was ¥1,336.0 billion, an increase of ¥50.5 billion from ¥1,285.5 billion at March 31, 2012. This increase mainly reflected the increase in our total loan volume. In the Commercial segment, the increase in allowance for credit losses reflected the higher loan volume as well as the continuing deterioration of the credit quality of some of our domestic borrowers in the manufacturing industry and the wholesale and retail industry. In the Residential segment and the Card segment, improvements in our historical rate of delinquencies allowed us to decrease the applicable provision rates. Allowance for credit losses in the UNBC segment decreased despite the increase in total loans for the segment reflecting the improved credit quality of our borrowers in this segment mainly due to improvements in U.S. economic conditions. For more information, see “—Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more,” “—Impaired loans and impairment allowance” and “—Credit quality indicator” below.

The total allowance for credit losses represented 1.36% of our total loan portfolio at March 31, 2013, a decrease of 0.03 percentage points from 1.39% at March 31, 2012. The decrease in the ratio of the total allowance for credit losses to our total loan portfolio primarily reflected the improved credit quality of the loan portfolio of the Residential, UNBC and Card segments.

The total allowance for the Commercial segment at March 31, 2013 was ¥1,068.5 billion, an increase of ¥84.2 billion from ¥984.3 billion at March 31, 2012. The total allowance for the Residential segment at March 31, 2013 was ¥157.2 billion, a decrease of ¥14.6 billion from ¥171.8 billion at March 31, 2012. The total allowance for the Card segment at March 31, 2013 was ¥51.9 billion, a decrease of ¥17.0 billion from ¥68.9 billion at March 31, 2012. The total allowance for the UNBC segment at March 31, 2013 was ¥58.4 billion, a decrease of ¥2.1 billion from ¥60.5 billion at March 31, 2012.

Allowance for off-balance sheet credit instruments

In addition to the allowance for credit losses on the loan portfolio, we maintain an allowance for credit losses on off-balance sheet credit instruments, including credit commitments, guarantees and standby letters of credit. This allowance is included in other liabilities. With regards to the specific allocated allowance for specifically identified credit exposures and the allocated formula allowance, we apply the same methodology that we use in determining the allowance for loan credit losses. The allowance for credit losses on off-balance sheet credit instruments was ¥55.9 billion at March 31, 2013, a decrease of ¥4.6 billion from ¥60.5 billion at March 31, 2012.

Sales of loans

The following table presents comparative data relating to the principal amount of nonperforming loans sold and reversal of allowance for credit losses:

	Principal amount of loans(1)	Allowance for credit losses(2)	Loans, net of allowance	Reversal of allowance for credit losses
	(in billions)
For the fiscal year ended March 31, 2012	¥27.5	¥7.6	¥19.9	¥(6.4)
For the fiscal year ended March 31, 2013	¥37.9	¥3.5	¥34.4	¥(3.1)

Notes:
(1)	Represents principal amount after the deduction of charge-offs made before the sales of nonperforming loans.
(2)	Represents allowance for credit losses at the latest balance-sheet date.

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

In connection with the sale of loans, including performing loans, we recorded net gains of ¥16.3 billion and net gains of ¥14.3 billion for the fiscal years ended March 31, 2012 and 2013, respectively.

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more

Loans are generally placed in nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment.

Loans are classified as restructured loans when we grant a concession to borrowers for economic or legal reasons related to the borrowers’ financial difficulties. When we grant a concession to a borrower experiencing financial difficulties, we account for a loan restructuring as a troubled debt restructuring in accordance with the guidance on troubled debt restructuring by creditors. When the restructuring constitutes a troubled debt restructuring and the borrower was classified as “Likely to become Bankrupt” or “Legally/Virtually Bankrupt” in our internal borrower rating system and the loan was in nonaccrual status before the restructuring, the loan continues to be classified as a nonaccrual loan after the restructuring. On the other hand, if the loan was an accruing loan before the restructuring, the loan continues to be accruing after the restructuring.

For a more detailed discussion of nonaccrual, restructured and impaired loans, see “—Impaired loans and impairment allowance” below.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments at March 31, 2012 and 2013:

	At March 31,
	2012	2013
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥200.1	¥213.2
Construction	40.1	37.5
Real estate	127.8	206.0
Services	86.0	87.1
Wholesale and retail	238.0	250.2
Banks and other financial institutions	7.8	14.0
Communication and information services	33.4	32.1
Other industries	49.2	43.6
Consumer	288.4	269.7

Total domestic	1,070.8	1,153.4
Foreign	119.0	141.7

Total nonaccrual loans	1,189.8	1,295.1

Restructured loans:
Domestic:
Manufacturing	171.5	255.7
Construction	16.4	15.6
Real estate	87.8	77.6
Services	103.3	86.0
Wholesale and retail	134.7	128.5
Banks and other financial institutions	1.9	1.3
Communication and information services	18.4	21.3
Other industries	15.6	10.4
Consumer	281.3	251.4

Total domestic	830.9	847.8
Foreign	92.2	138.1

Total restructured loans	923.1	985.9

Accruing loans contractually past due 90 days or more:
Domestic	65.5	41.2
Foreign(1)	0.1	0.3

Total accruing loans contractually past due 90 days or more	65.6	41.5

Total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	¥2,178.5	¥2,322.5

Total loans	¥92,298.2	¥98,590.2

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more, as a percentage of total loans	2.36%	2.36%

Note:

(1)	Foreign accruing loans contractually past due 90 days or more do not include ¥12.8 billion and ¥10.7 billion of FDIC covered loans held by UNBC which are subject to the guidance on loans and debt securities acquired with deteriorated credit quality at March 31, 2012 and 2013, respectively.

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more increased ¥144.0 billion to ¥2,322.5 billion at March 31, 2013 from ¥2,178.5 billion at March 31, 2012. The percentage of such nonperforming loans to the total loans remained unchanged at 2.36% between March 31, 2012 and March 31, 2013.

Total nonaccrual loans were ¥1,295.1 billion at March 31, 2013, an increase of ¥105.3 billion from ¥1,189.8 billion at March 31, 2012. Domestic nonaccrual loans increased ¥82.6 billion between March 31, 2012 and March 31, 2013, mainly due to the downgrade of some large borrowers in the real estate category and the wholesale and retail category from “Normal” to “Likely to become Bankrupt” under our internal borrower ratings. Foreign nonaccrual loans increased ¥22.7 billion between March 31, 2012 and March 31, 2013, mainly due to the appreciation of the relevant foreign currency against the Japanese yen.

Total restructured loans were ¥985.9 billion at March 31, 2013, an increase of ¥62.8 billion from ¥923.1 billion at March 31, 2012. The restructured loans set forth in the above table are current in accordance with the applicable restructured contractual terms. Domestic restructured loans increased ¥16.9 billion to ¥847.8 billion at March 31, 2013 from ¥830.9 billion at March 31, 2012. In particular, restructured loans in the manufacturing category increased ¥84.2 billion, mainly due to the restructuring of loans to a large borrower in Japan that was adversely affected by increased global competition and sought restructuring of its outstanding loans to improve its liquidity and capital position. This increase was partially offset by a ¥29.9 billion decrease in restructured loans in the consumer category and a ¥17.3 billion decrease in restructured loans in the service category. Foreign restructured loans increased ¥45.9 billion to ¥138.1 billion at March 31, 2013 from ¥92.2 billion at March 31, 2012, primarily due to the appreciation of the relevant foreign currency against the Japanese yen.

Impaired loans and impairment allowance

The following table shows information about impaired loans by class at March 31, 2012 and 2013:

	At March 31, 2012
	Recorded Loan Balance
	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total	Unpaid Principal Balance	Related Allowance
			(in billions)
Commercial
Domestic	¥1,045.3	¥279.4	¥1,324.7	¥1,387.0	¥616.8
Manufacturing	302.2	56.3	358.5	376.4	187.1
Construction	33.8	22.0	55.8	60.5	20.0
Real estate	112.4	51.0	163.4	176.5	52.1
Services	140.2	36.4	176.6	182.0	74.7
Wholesale and retail	299.6	69.1	368.7	375.5	192.7
Banks and other financial institutions	9.4	0.3	9.7	11.8	2.3
Communication and information services	39.1	12.5	51.6	54.1	23.3
Other industries	54.2	8.9	63.1	63.3	40.5
Consumer	54.4	22.9	77.3	86.9	24.1
Foreign-excluding UNBC	154.2	0.2	154.4	155.4	89.1
Loans acquired with deteriorated credit quality	34.5	0.1	34.6	56.1	10.7
Residential	303.4	23.5	326.9	406.7	102.9
Card	145.2	1.6	146.8	164.7	47.4
UNBC	29.6	14.9	44.5	50.0	5.3

Total	¥1,712.2	¥319.7	¥2,031.9	¥2,219.9	¥872.2

	At March 31, 2013
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance
	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total
			(in billions)
Commercial
Domestic	¥1,158.9	¥318.0	¥1,476.9	¥1,537.2	¥662.4
Manufacturing	400.9	55.8	456.7	475.9	221.1
Construction	35.6	16.9	52.5	59.4	22.6
Real estate	139.2	100.6	239.8	247.7	55.3
Services	122.8	37.8	160.6	166.5	67.2
Wholesale and retail	309.9	62.3	372.2	380.3	209.7
Banks and other financial institutions	15.2	0.1	15.3	17.4	8.0
Communication and information services	40.2	13.0	53.2	55.0	23.7
Other industries	43.0	9.8	52.8	53.8	33.5
Consumer	52.1	21.7	73.8	81.2	21.3
Foreign-excluding UNBC	199.9	0.3	200.2	200.5	122.4
Loans acquired with deteriorated credit quality	30.9	0.1	31.0	47.9	9.9
Residential	300.2	13.8	314.0	363.5	118.8
Card	123.6	0.8	124.4	139.2	37.9
UNBC	31.3	23.0	54.3	60.7	3.6

Total(2)	¥1,844.8	¥356.0	¥2,200.8	¥2,349.0	¥955.0

Notes:
(1)	These loans do not require an allowance for credit losses because the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥0.8 billion at March 31, 2013.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2012 and 2013:

	Fiscal years ended March 31,
	2012		2013
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥1,270.8	¥21.4	¥1,414.3	¥24.0
Manufacturing	333.5	5.7	418.4	7.0
Construction	63.2	1.4	54.7	1.2
Real estate	173.7	2.5	198.1	2.7
Services	176.0	3.2	170.0	3.2
Wholesale and retail	326.4	5.2	376.0	6.2
Banks and other financial institutions	9.8	0.1	11.5	0.2
Communication and information services	55.4	1.2	51.9	1.0
Other industries	57.6	0.9	58.1	1.3
Consumer	75.2	1.2	75.6	1.2
Foreign-excluding UNBC	138.9	1.0	172.5	2.5
Loans acquired with deteriorated credit quality	35.3	2.0	33.0	2.0
Residential	318.5	6.5	320.2	6.0
Card	149.3	6.9	135.6	6.5
UNBC	45.3	1.4	46.9	1.8

Total	¥1,958.1	¥39.2	¥2,122.5	¥42.8

Impaired loans primarily include nonaccrual loans and restructured loans. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on and repayment of the principal of the loan when due according to the contractual terms of the loan agreement.

We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on or repayment of the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Substantially all nonaccrual loans are also impaired loans. We consider a loan to be a restructured loan when we grant concessions to the borrower when the borrower is facing financial difficulties. Concessions may include a reduction in the stated interest rate applicable to the loan, an extension of the stated maturity date of the loan, or a partial forgiveness of the principal of the loan. Substantially all of our restructured loans are considered troubled debt restructurings in accordance with the guidance on troubled debt restructuring by creditors, and they are also classified as impaired loans.

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

For information on our troubled debt restructurings during the fiscal year ended March 31, 2013, see Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

Impaired loans increased ¥168.9 billion from ¥2,031.9 billion at March 31, 2012 to ¥2,200.8 billion at March 31, 2013, mainly due to an increase in the balance of impaired loans requiring an impairment allowance, which increased from ¥1,712.2 billion at March 31, 2012 to ¥1,844.8 billion at March 31, 2013. This was mainly due to the downgrade of some large borrowers in the real estate category from “Normal” to “Likely to become Bankrupt” under our internal borrower ratings, and the restructuring of loans to a large borrower in the manufacturing category. Impaired loans in the Residential segment and the Card segment, however, decreased between March 31, 2012 and March 31, 2013.

The total related allowance was ¥955.0 billion at March 31, 2013, an increase of ¥82.8 billion from ¥872.2 billion at March 31, 2012. This increase reflected an increase of ¥34.0 billion in related allowance for the domestic manufacturing category in the Commercial segment, an increase of ¥17.0 billion in related allowance for the domestic wholesale and retail category in the Commercial segment and an increase of ¥33.3 billion in related allowance for the foreign-excluding UNBC category in the Commercial segment, partially offset by a decrease of ¥9.5 billion in related allowance for the Card segment.

Credit quality indicator

The following table sets forth credit quality indicators of loans by class at March 31, 2012 and 2013:

At March 31, 2012:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥46,609.9	¥4,324.3	¥808.9	¥51,743.1
Manufacturing	10,140.0	1,100.0	199.6	11,439.6
Construction	901.4	213.6	39.9	1,154.9
Real estate	9,366.6	972.2	104.8	10,443.6
Services	2,713.3	425.7	84.8	3,223.8
Wholesale and retail	7,434.2	788.8	237.4	8,460.4
Banks and other financial institutions	3,065.6	433.2	7.8	3,506.6
Communication and information services	1,137.2	113.6	33.2	1,284.0
Other industries	10,185.3	152.0	48.0	10,385.3
Consumer	1,666.3	125.2	53.4	1,844.9
Foreign-excluding UNBC	18,779.1	1,099.5	65.7	19,944.3
Loans acquired with deteriorated credit quality	32.7	54.9	21.0	108.6

Total	¥65,421.7	¥5,478.7	¥895.6	¥71,796.0

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥15,461.2	¥125.7	¥15,586.9
Card	¥642.6	¥115.3	¥757.9

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings(3)(4)			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
UNBC	¥1,784.4	¥24.0	¥2,104.7	¥81.2	¥74.8	¥4,069.1

At March 31, 2013:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥48,099.4	¥4,476.8	¥911.9	¥53,488.1
Manufacturing	10,062.4	1,481.4	212.0	11,755.8
Construction	797.5	220.5	37.4	1,055.4
Real estate	9,570.1	898.6	185.7	10,654.4
Services	2,417.7	362.7	86.0	2,866.4
Wholesale and retail	7,297.2	748.0	249.3	8,294.5
Banks and other financial institutions	3,239.7	367.2	14.0	3,620.9
Communication and information services	1,183.3	98.7	31.9	1,313.9
Other industries	11,951.4	192.3	42.6	12.186.3
Consumer	1,580.1	107.4	53.0	1,740.5
Foreign-excluding UNBC	22,341.0	1,530.2	89.8	23,961.0
Loans acquired with deteriorated credit quality	31.0	52.0	18.3	101.3

Total	¥70,471.4	¥6,059.0	¥1,020.0	¥77,550.4

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥15,067.8	¥133.4	¥15,201.2
Card	¥582.5	¥89.1	¥671.6

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings(3)			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
UNBC	¥2,260.8	¥31.3	¥2,745.4	¥69.5	¥80.4	¥5,187.4

Notes:
(1)	Total loans in the above table do not include loans held for sale.
(2)	Total loans of UNBC do not include FDIC covered loans and small business loans which are not individually rated totaling ¥132.8 billion and ¥66.9 billion at March 31, 2012 and 2013, respectively. The amount of excluded loans as of March 31, 2012 has been restated from ¥160.2 billion to ¥132.8 billion. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report for more information on FDIC covered loans.
(3)	The amount of loans previously reported for “Criticized” within the UNBC segment was further divided into “Special mention” and “Classified” as of March 31, 2013, and that of March 31, 2012 was reclassified into these two categories as well to enable comparisons between the relevant amounts as of March 31, 2012 and 2013, respectively.
(4)	The amounts of loans previously reported for “Pass” and “Criticized” as of March 31, 2012 have been restated to include ¥20.7 billion and ¥6.7 billion, respectively, of loans that were not previously reported.

We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15). Loans to borrowers categorized as Normal represent those that are not deemed to have collectibility issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are restructured loans or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management.”

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, and consumer loans within the UNBC segment. The accrual status of these loans is determined based on the number of delinquent payments.

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

For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the UNBC segment, credit quality indicators are generally based on information as of December 31.

The ratio of loans classified as Close Watch or below in the Commercial segment increased 0.2 percentage points to 9.1% as of March 31, 2013 from 8.9% as of March 31, 2012. The increase was consistent with the increased volume of loans in the Manufacturing category and Foreign-excluding UNBC loans. Loans classified as Close Watch in the Manufacturing category increased ¥381.4 billion mainly due to a downgrade in credit rating of a large borrower that experienced financial difficulties due to intense international competition. Loans classified as Close Watch in Foreign-excluding UNBC increased due to downgrades in credit ratings of various small borrowers.

The ratio of loans classified as Nonaccrual status in the Residential segment increased 0.1 percentage points to 0.9% as of March 31, 2013 from 0.8% as of March 31, 2012. Loans in the Nonaccrual status in the Residential segment increased ¥7.7 billion to ¥133.4 billion as of March 31, 2013, because we had smaller charge-offs in the segment during the fiscal year ended March 31, 2013 resulting in a larger amount of nonaccrual loans remaining in our loan balance.

The ratio of loans classified as Nonaccrual status in the Card segment decreased 1.9 percentage points to 13.3% as of March 31, 2013 from 15.2% as of March 31, 2012 as a result of screening of borrowers that occurred subsequent to the regulatory reforms in the consumer finance sector.

The ratio of loans classified as Special mention or below and Nonaccrual in the UNBC segment decreased 0.9 percentage points to 3.5% as of March 31, 2013 from 4.4% as of March 31, 2012. The decrease reflected gradually improving economic conditions in the United States.

Past due analysis

Ages of past due loans by class at March 31, 2012 and 2013 are shown below:

At March 31, 2012:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥36.5	¥68.4	¥104.9	¥51,638.2	¥51,743.1	¥8.1
Manufacturing	3.9	7.8	11.7	11,427.9	11,439.6	0.0
Construction	1.9	2.4	4.3	1,150.6	1,154.9	0.1
Real estate	6.6	16.4	23.0	10,420.6	10,443.6	2.7
Services	3.7	4.7	8.4	3,215.4	3,223.8	0.2
Wholesale and retail	10.2	10.3	20.5	8,439.9	8,460.4	0.1
Banks and other financial institutions	0.0	0.2	0.2	3,506.4	3,506.6	—
Communication and information services	4.7	5.9	10.6	1,273.4	1,284.0	0.0
Other industries	0.2	9.6	9.8	10,375.5	10,385.3	0.0
Consumer	5.3	11.1	16.4	1,828.5	1,844.9	5.0
Foreign-excluding UNBC	2.5	26.6	29.1	19,915.2	19,944.3	—
Residential	91.6	57.9	149.5	15,417.9	15,567.4	56.5
Card	29.7	46.7	76.4	667.0	743.4	—
UNBC	29.7	23.0	52.7	4,075.4	4,128.1	0.1

Total	¥190.0	¥222.6	¥412.6	¥91,713.7	¥92,126.3	¥64.7

At March 31, 2013:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥45.9	¥84.8	¥130.7	¥53,357.4	¥53,488.1	¥7.5
Manufacturing	7.0	15.3	22.3	11,733.5	11,755.8	0.0
Construction	2.1	1.9	4.0	1,051.4	1,055.4	0.0
Real estate	5.3	15.1	20.4	10,634.0	10,654.4	2.3
Services	12.2	7.5	19.7	2,846.7	2,866.4	0.1
Wholesale and retail	10.1	24.0	34.1	8,260.4	8,294.5	0.1
Banks and other financial institutions	—	0.1	0.1	3,620.8	3,620.9	0.0
Communication and information services	2.3	2.8	5.1	1,308.8	1,313.9	0.0
Other industries	1.6	6.8	8.4	12,177.9	12,186.3	0.0
Consumer	5.3	11.3	16.6	1,723.9	1,740.5	5.0
Foreign-excluding UNBC	19.8	17.7	37.5	23,923.5	23,961.0	0.2
Residential	91.2	55.1	146.3	15,037.7	15,184.0	32.9
Card	23.7	39.8	63.5	594.9	658.4	—
UNBC	30.7	18.0	48.7	5,102.9	5,151.6	0.1

Total	¥211.3	¥215.4	¥426.7	¥98,016.4	¥98,443.1	¥40.7

Notes:
(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
(2)	Total loans of UNBC do not include ¥3.7 billion and ¥2.0 billion of FDIC covered loans at March 31, 2012 and 2013, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Total past due loans at March 31, 2013 were ¥426.7 billion, an increase of ¥14.1 billion from ¥412.6 billion at March 31, 2012. This increase mainly reflected the increase in total past due loans in the domestic category of the Commercial segment especially as a result of the deterioration of the status of loans to borrowers in the wholesale and retail category. Such increase was partially offset by decreases in total past due loans in the segments other than Commercial decreased respectively.

Investment Portfolio

Our investment securities primarily comprise Japanese national government and Japanese government agency bonds, corporate bonds and marketable equity securities. Japanese national government and Japanese government agency bonds are mostly classified as securities available for sale. Our investment in Japanese national government and Japanese government agency bonds is a part of our asset and liability management policy with respect to investing the amount of yen-dominated funds exceeding our net loans. Our holding of Japanese national government and Japanese government agency bonds increased slightly, while the total assets increased due to increases in loans and trading securities, as a result, the percentage to our total assets decreased to 21.6% as of March 31, 2013 compared to 23.0% as of March 31, 2012. We also hold Japanese national government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular, to maintain long-term relationships with these customers. We are focused on reducing our investment in equity securities in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectation for us to reduce our equity portfolio. As of March 31, 2012 and March 31, 2013, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital.

Investment securities increased ¥0.83 trillion to ¥61.87 trillion as of March 31, 2013 from ¥61.04 trillion as of March 31, 2012, primarily due to an increase of ¥0.66 trillion in marketable equity securities reflecting strong equity markets and an increase of ¥0.60 trillion in Japanese national government and Japanese government agency bonds reflecting active investments made by our trust bank subsidiaries, partially offset by a decrease of ¥0.60 trillion in corporate bonds.

Investment securities other than securities available for sale or being held to maturity, which are nonmarketable equity securities presented on our consolidated balance sheet as other investment securities, were primarily carried at cost of ¥0.89 trillion as of March 31, 2013 and ¥0.91 trillion as of March 31, 2012, respectively, because their fair values were not readily determinable.

For the fiscal year ended March 31, 2013, losses resulting from impairment of investment securities were ¥124.2 billion, compared to ¥195.7 billion for the fiscal year ended March 31, 2012.

The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our investment securities available for sale and being held to maturity as of March 31, 2012 and 2013.

	At March 31,
	2012			2013
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥48,736.2	¥48,882.6	¥146.4	¥49,159.8	¥49,480.0	¥320.2
Japanese prefectural and municipal bonds	173.0	180.8	7.8	207.2	217.1	9.9
Foreign governments and official institutions bonds	953.4	971.2	17.8	701.5	716.3	14.8
Corporate bonds	2,460.3	2,526.6	66.3	1,868.6	1,922.9	54.3
Mortgage-backed securities	1,226.4	1,236.9	10.5	1,464.3	1,493.0	28.7
Asset-backed securities(1)	503.0	502.5	(0.5)	813.3	810.7	(2.6)
Other debt securities	1.0	1.0	—	109.4	106.7	(2.7)
Marketable equity securities	2,315.4	3,438.8	1,123.4	2,224.1	4,097.4	1,873.3

Total securities available for sale	¥56,368.7	¥57,740.4	¥1,371.7	¥56,548.2	¥58,844.1	¥2,295.9

Debt securities being held to maturity(2)	¥2,385.4	¥2,430.7	¥45.3	¥2,131.2	¥2,188.1	¥56.9

Notes:
(1)	AAA and AA-rated products account for approximately two-third of our asset-backed securities.
(2)	See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for more details.

Net unrealized gains on securities available for sale increased ¥924.2 billion to ¥2,295.9 billion as of March 31, 2013 from ¥1,371.7 billion as of March 31, 2012. This increase primarily consisted of a ¥749.9 billion increase in net unrealized gains on marketable equity securities reflecting the strong equity market conditions in Japan following the implementation of measures under the Japanese government’s new economic policy generally referred to “Abe-nomics” and measures under the Bank of Japan’s “quantitative and qualitative monetary easing” policy, and a ¥173.8 billion of net unrealized gains on Japanese national government and Japanese government agency bonds reflecting the decline in short-term interest rates.

The amortized cost of securities being held to maturity decreased ¥254.2 billion between March 31, 2012 and March 31, 2013 mainly due to a ¥357.2 billion decrease in Japanese national government and Japanese government agency bonds, reflecting redemption of the bonds held by our trust bank subsidiaries without creating similar positions. This was partially offset by an increase in asset-backed securities, or ABS, invested in by our banking subsidiaries.

The following table shows information relating to our investment securities other than investment securities available for sale or being held to maturity as of March 31, 2012 and 2013:

	At March 31,
	2012	2013
	(in billions)
Other investment securities:
Nonmarketable equity securities
Unlisted preferred securities(1)	¥672	¥728
Others(2)	205	136
Investment securities held by investment companies and brokers and dealers(3)	33	26

Total	¥910	¥890

Notes:
(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, a preferred security issued by our non-consolidated funding vehicles, and other unlisted preferred securities issued by several Japanese public companies. Those securities are primarily carried at cost.
(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Other investment securities comprise nonmarketable equity securities, including unlisted preferred securities, and investment securities held by investment companies and brokers and dealers.

Nonmarketable equity securities other than unlisted preferred securities consist primarily of equity securities issued by small and medium-sized unlisted companies in Japan.

Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and carried at fair value were ¥33.4 billion and ¥25.9 billion as of March 31, 2012 and 2013, respectively.

Cash and Due from Banks

Cash and due from banks fluctuate significantly from day to day depending upon financial market conditions. Cash and due from banks as of March 31, 2013 was ¥3.62 trillion, an increase of ¥0.39 trillion from ¥3.23 trillion as of March 31, 2012. The increase was primarily due to an increase in cash on hand in banking subsidiaries and an increase amount of due from banks in overseas offices of our bank and trust bank subsidiaries.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks as of March 31, 2013 were ¥8.11 trillion, an increase of ¥2.21 trillion from ¥5.90 trillion as of March 31, 2012. The average interest-earning deposits in other banks for the fiscal year ended March 31, 2013 by domestic offices increased ¥0.99 trillion reflecting an increase of interest-earning deposits in the Bank of Japan by domestic offices, while the average interest-earning deposits in other banks by overseas offices decreased ¥1.22 trillion for the same period.

Trading Account Assets

Trading account assets increased ¥5.88 trillion to ¥40.83 trillion as of March 31, 2013 from ¥34.95 trillion as of March 31, 2012. Trading securities as of March 31, 2013 were ¥26.18 trillion, an increase of ¥2.78 trillion from ¥23.40 trillion as of March 31, 2012. Trading derivative assets as of March 31, 2013 were ¥14.65 trillion, an increase of ¥3.09 trillion from ¥11.56 trillion as of March 31, 2012. The increase in trading securities was mainly due to an increase in our long positions in Japanese national government bonds as we perceived bond market conditions to be relatively favorable towards the end of March 2013. The depreciation of the Japanese yen against other currencies having a positive effect on the translation of foreign currency denominated bonds into Japanese yen. These market conditions were created by the implementation of measures under the Japanese government’s economic policy generally referred to “Abe-nomics” and measures under the Bank of Japan’s “quantitative and qualitative monetary easing” policy. The increase in trading derivative assets was mainly due to an increase in interest rate derivatives assets in overseas branches of our banking subsidiaries and an increase in interest rate swap trading in our securities subsidiaries outside of Japan.

Deferred Tax Assets

Deferred tax assets decreased ¥0.44 trillion to ¥0.51 trillion at March 31, 2013 from ¥0.95 trillion at March 31, 2012. This decrease was primarily attributable to an increase in net unrealized gains on investment securities due to a recovery in the fair market value of these securities.

Accounts Receivable

Accounts receivable, which are included in other assets, decreased ¥0.69 trillion to ¥2.17 trillion as of March 31, 2013 from ¥2.86 trillion as of March 31, 2012, reflecting a decrease in accounts receivables related to securities transactions mainly in domestic offices of banking subsidiaries.

Investment in Equity Method Investees

Investment in equity method investees, which is included in other assets, increased ¥0.14 trillion to ¥1.27 trillion as of March 31, 2013 from ¥1.13 trillion as of March 31, 2012. The increase was mainly due to the depreciation of the Japanese yen against major foreign currencies, which increased the Japanese yen equivalent amount of foreign assets including our investment in Morgan Stanley, as well as the impact of the higher earnings of Morgan Stanley for the fiscal year ended March 31, 2013. The increases were partially offset by the divestiture of our investment in Ikeda-Senshu Holdings.

For more information, see Note 14 to our consolidated financial statements included elsewhere in this Annual Report.

Total Liabilities

As of March 31, 2013, total liabilities were ¥219.62 trillion, an increase of ¥13.28 trillion from ¥206.34 trillion as of March 31, 2012. The total balance of deposits was ¥148.21 trillion as of March 31, 2013, an increase of ¥8.72 trillion from ¥139.49 trillion as of March 31, 2012. Trading account liabilities were ¥14.97 trillion as of March 31, 2013, an increase of ¥3.00 trillion from ¥11.97 trillion as of March 31, 2012. Payables under securities lending transaction were ¥3.99 trillion as of March 31, 2013, a decrease of ¥0.99 trillion from ¥4.98 trillion as of March 31, 2012. Long term debt as of March 31, 2013 was ¥12.18 trillion, a decrease of ¥0.41 trillion from ¥12.59 trillion as of March 31, 2012.

The depreciation of Japanese yen against the U.S. dollar and other foreign currencies between March 31, 2012 and March 31, 2013 resulted in an increase of ¥6.79 trillion in the Japanese yen equivalent amount of foreign currency-denominated liabilities as of March 31, 2013.

Deposits

Deposits are our primarily source of funds. The total average balance of deposits increased ¥6.38 trillion to ¥140.30 trillion for the fiscal year ended March 31, 2013 from ¥133.92 trillion for the fiscal year ended March 31, 2012.

The balance of domestic deposits increased ¥3.74 trillion to ¥118.33 trillion as of March 31, 2013 from ¥114.59 trillion as of March 31, 2012, and the balance of foreign deposits increased ¥4.98 trillion to ¥29.88 trillion as of March 31, 2013 from ¥24.90 trillion as of March 31, 2012. The increases in domestic deposits were mainly due to an increase in ordinary deposits in the domestic offices of our banking subsidiaries and an increase in certificates of deposit in our trust banking subsidiaries. The increases in foreign deposits were mainly due to an increase in interest-bearing deposits in overseas offices of our banking and trust banking subsidiaries. About 65% of the increase in the balance of foreign deposits was due to the depreciation of the Japanese yen, and another 10% of the increase was attributable to Union Bank’s acquisition of other financial institutions.

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

Short-term borrowings increased ¥3.09 trillion to ¥35.95 trillion as of March 31, 2013 from ¥32.86 trillion as of March 31, 2012. This increase was primarily attributable to an increase of ¥2.13 trillion in payables under repurchased agreements, an increase of ¥1.21 trillion in call money and funds purchased, and an increase of ¥0.73 trillion in other short-term borrowings. The increase in payables under repurchase agreements was primarily due to an increase in the volume of transactions by our banking subsidiaries as well as the depreciation of the Japanese yen. The increase in call money and funds purchased was mainly due to a ¥1.12 trillion increase in call money in our banking subsidiary in Japan. The increase in other-short term borrowings was primarily due to an increase in borrowings from the Bank of Japan and issuances of commercial paper outside of Japan by our banking and trust banking subsidiaries.

Trading Account Liabilities

Trading account liabilities as of March 31, 2013 were ¥14.97 trillion, an increase of ¥3.00 trillion from ¥11.97 trillion as of March 31, 2012. This is mainly due to increases in liabilities related to interest rate swaps and currency swaps traded in the U.S. and Asian branches of our banking and securities subsidiaries.

Long-term Debt

Long-term debt as of March 31, 2013 was ¥12.18 trillion, a decrease of ¥0.41 trillion from ¥12.59 trillion as of March 31, 2012. This decrease was mainly due to decreases in subordinated borrowings and obligations under loan securitization transactions, and the redemption of subordinated bonds issued by our banking subsidiaries, partially offset by an increase in long-term borrowings by our banking and securities subsidiaries.

Other Liabilities

Other liabilities decrease ¥0.50 trillion to ¥5.05 trillion as of March 31, 2013 from ¥5.55 trillion as of March 31, 2012. This decrease was mainly due to a decrease in accounts payables reflecting a smaller amount of accounts payable related to securities transactions, which was partially offset by increase in accrued and other liabilities reflecting an increase in collateral received in connection with derivative transactions.

Shareholders’ Equity

The following table presents some key figures relating to MUFG shareholders’ equity:

	At March 31,
	2012	2013
	(in trillions)
Shareholders’ equity	¥8.58	¥10.61
Retained earnings	0.72	1.60
Unrealized gains on investment securities available for sale, net of tax	0.48	1.11
Foreign currency translation adjustment, net of tax	(0.68)	(0.21)

Shareholders’ equity as of March 31, 2013 was ¥10.61 trillion, an increase of ¥2.03 trillion from ¥8.58 trillion as of March 31, 2012.

Retained earnings as of March 31, 2013 were ¥1.60 trillion, an increase of ¥0.88 trillion from ¥0.72 trillion as of March 31, 2012, reflecting higher net income of our banking and trust banking subsidiaries for the fiscal year ended March 31, 2013 compared to the previous fiscal year. We raised our annual dividend to ¥13 per share for the fiscal year ended March 31, 2013 from ¥12 per share for the previous fiscal year.

Unrealized gains on investment securities available for sale, net of tax, as of March 31, 2013 were ¥1.11 trillion, an increase of ¥0.63 trillion from ¥0.48 trillion as of March 31, 2012. These increases were mainly due to the general decline in short-term interest rates in the bond market and favorable price movements in the equity market after the implementation of measures under the Japanese government’s new economic policy generally referred to “Abe-nomics” and measures under the Bank of Japan’s “quantitative and qualitative monetary easing” policy.

Foreign currency translation adjustment as of March 31, 2013 was a negative adjustment of ¥0.21 trillion, an improvement of ¥0.47 trillion from a negative adjustment of ¥0.68 trillion as of March 31, 2012. This improvement was mainly due to the positive impact of the depreciation of the Japanese yen against other currencies on foreign currency translation adjustments related to our investment in Morgan Stanley, UNBC, and banking subsidiaries in China as well as redemption of mutual fund investments focused on foreign bonds.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. Due to our broad customer base in Japan and the depositors’ recent preference to seek the safety of deposits at large financial institutions, the balance of our deposits increased from ¥139.49 trillion at March 31, 2012 to ¥148.21 trillion at March 31, 2013. As of March 31, 2013, our deposits exceeded our loans, net of allowance for credit losses of ¥97.25 trillion, by ¥50.96 trillion. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with average total equity of ¥9.24 trillion, funded 66.3% of our average total assets of ¥225.68 trillion during the fiscal year ended March 31, 2013.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between three to five years. The balance of our short-term borrowings as of March 31, 2013 was ¥35.95 trillion, and the average balance of our short-term borrowings for the fiscal year ended March 31, 2013 was ¥38.22 trillion. The balance of our long-term debt as of March 31, 2013 was ¥12.18 trillion, and the average balance of our long-term debt for the fiscal year ended March 31, 2013 was ¥11.86 trillion. Liquidity may also be provided by the sale of financial assets, including securities available-for-sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

We manage liquidity separately at certain of our foreign and domestic non-bank and bank subsidiaries because they are subject to separate regulatory requirements, pursue different business models and have distinctive liquidity risk profiles. We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. Liquidity risk management measures at the subsidiary level include the following:

•

Domestic Bank Subsidiaries—Our major domestic bank subsidiaries, BTMU and MUTB, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined levels for certain periods (e.g., one-day, two-week and one-month). The major domestic bank subsidiaries also monitor the balance of buffer assets they respectively hold, including Japanese government bonds and U.S. Treasury bonds, which can be used for cash funding even in periods of stress. In addition, the major domestic bank subsidiaries regularly perform liquidity stress testing designed to evaluate the impact of systemic market stress conditions and institution-specific stress events, including credit rating downgrades, on their liquidity positions;

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

We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios.

We manage our funding sources using buffer assets, primarily Japanese government bonds, for cash funding. As of March 31, 2013, we held ¥49.48 trillion of Japanese national government and Japanese government agency bonds as available for sale. Our major domestic bank subsidiaries use liquidity-supplying assets, primarily commitment lines for minor currencies funding. In addition, the major bank subsidiaries use a liquidity gap, or the excess of cash inflows over cash outflows, for cash funding.

Following the downgrade by Moody’s of the credit ratings of BTMU, MUTB and MUSHD in August 2011 and the downgrades by Fitch in July 2012, a small number of Credit Support Annexes, or CSAs, were modified to require, and some of the new CSAs required, additional collateral at lower thresholds. However, the downgrade of the credit ratings of BTMU and MUTB by Moody’s and Fitch did not trigger the requirement for additional collateral. MUSHD had some contracts which had collateral requirements affected by the Moody’s and Fitch downgrades, but as their derivative values were positive against the counterparties, no additional collateral was required at the time of downgrades. Following the downgrades by Moody’s and Fitch, none of BTMU, MUTB and MUSHD recognized material changes in their yen-denominated or U.S. dollar-denominated cost of funding. However, a further credit rating downgrade could result in higher funding costs and also trigger additional collateral obligations. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A further downgrade of our credit ratings could trigger additional collateral obligations under our derivative contracts and increase our funding costs.”

Total Equity

The following table presents a summary of our total equity as of March 31, 2012 and 2013:

	At March 31,
	2012	2013
	(in billions, except percentages)
Preferred stock	¥442.1	¥442.1
Common stock	1,645.1	1,646.0
Capital surplus	6,378.6	6,348.1
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	482.5	1,361.7
Accumulated other comprehensive income (loss), net of taxes	(596.4)	574.3
Treasury stock, at cost	(8.3)	(3.0)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥8,583.2	¥10,608.8
Noncontrolling interests	275.2	333.2

Total equity	¥8,858.4	¥10,942.0

Ratio of total equity to total assets	4.12%	4.75%

Total equity increased ¥2,083.6 billion to ¥10,942.0 billion as of March 31, 2013 from ¥8,858.4 billion as of March 31, 2012. The ratio of total equity to total assets improved 0.63 percentage points to 4.75% as of March 31, 2013 from 4.12% as of March 31, 2012. Although total assets increased between March 31, 2012 and March 31, 2013, the ratio of total equity to total assets also increased between those dates mainly due to an increase in unappropriated retained earnings which can be roughly calculated by subtracting the amount of dividends from net profits, and an increase in accumulated other comprehensive income, net of tax, reflecting larger net unrealized holding gains on investment securities and positive foreign currency translation adjustments.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of investment securities classified as available-for-sale as of March 31, 2013:

	At March 31,
	2012	2013
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥482.4	¥1,106.3
Accumulated net unrealized gains to total equity	5.45%	10.11%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our consolidated financial statements. Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.”

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies and by general price levels of Japanese equity securities.

Capital Requirements for Banking Institutions in Japan

Certain provisions of Basel III were adopted by the FSA effective March 31, 2013 for Japanese banking institutions with international operations conducted by their foreign offices. Under Basel III, Common Equity Tier 1, Tier 1 and total capital ratios are used to assess capital adequacy, which ratios are determined by dividing applicable capital components by risk-weighted assets. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

Under Basel III, Tier 1 capital is defined to include Common Equity Tier 1 and Additional Tier 1 capital. Common Equity Tier 1 capital is a new category of capital primarily consisting of:

•	common stock,

•	capital surplus,

•	retained earnings, and

•	other comprehensive income (progressively phased into the capital ratio calculation over several years).

Regulatory adjustments including certain intangible fixed assets, such as goodwill, and defined benefit pension fund net assets (prepaid pension costs) will be deducted from Common Equity Tier 1 capital. The amount of adjustments to be deducted will increase progressively over time.

Additional Tier 1 capital generally consists of Basel III compliant preferred securities and other capital that meet Tier I requirements under the former Basel II standards, net of regulatory adjustments. Subject to transitional measures, items including intangible fixed assets, such as goodwill, and foreign currency translation adjustments are deducted from Additional Tier 1 capital with the deduction amounts progressively decreasing over time.

Tier 2 capital generally consists of:

•	Basel III compliant deferred obligations,

•	capital that meet Tier II requirements under the former Basel II standards,

•	allowances for credit losses, and

•	non-controlling interests in subsidiaries’ Tier 2 capital instruments.

Subject to transitional measures, certain items including 45% of unrealized profit on securities available for sale and revaluation of land are deducted from Tier 2 capital with the deduction amounts progressively decreasing over time.

In determining capital ratios under the FSA guidelines reflecting Basel III, we and our banking subsidiaries used the Advanced Internal Ratings-Based approach, or the AIRB approach, to calculate capital requirements for credit risk as of March 31, 2013. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to the overall MUFG capital requirements, and UNBC has adopted a phased rollout of the internal ratings-based approach. Market risk is reflected in the risk-weighted assets by applying the Internal Models Approach to calculate general market risk and the Standardized Measurement Method to calculate specific risk. Under the Internal Models Approach, we principally use a historical simulation model to calculate value-at-risk, or VaR, amounts by estimating the profit and loss on our portfolio by applying actual fluctuations in historical market rates and prices over a fixed period. Under the FSA guidelines reflecting Basel III, we reflect operational risk in the risk-weighted assets by applying the Standardized Approach as of March 31, 2011 and the Advanced Measurement Approach from March 31, 2012. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Operational Risk Management.”

We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of March 31, 2013, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.5%.

Under Japanese regulatory capital requirements, our consolidated capital components, including Common Equity Tier 1, Tier 1, and Tier 2 capital and risk-weighted assets, are calculated based on our consolidated financial statements prepared under Japanese GAAP. Each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is also calculated based on consolidated and non-consolidated financial statements prepared under Japanese GAAP.

Certain Basel III provisions were adopted by the FSA with transitional measures and became effective March 31, 2013. Accordingly, Basel II provisions are applied to calculations prior to the effective date, including our capital ratio as of March 31, 2012, whereas Basel III provisions are applied to our capital ratio calculations as of March 31, 2013. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, the Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for global systemically important banks, or G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board identified us as a G-SIB in its most recent annual report published in November 2012, and indicated that, as a G-SIB, we would be required to hold an additional 1.5% of Tier 1 common equity. The group of banks identified as G-SIBs is expected to be updated annually, and the first group of G-SIBs to which the stricter capital requirements will initially be applied is expected to be identified in 2014. The stricter capital requirements are expected to be implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019.

For additional discussion of the calculation of our capital ratios, see Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

For more information, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated total capital components, risk-weighted assets and risk-adjusted capital ratios at March 31, 2012 and 2013. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

(in accordance with Basel II)	At March 31, 2012	Minimum capital ratios required
	(in billions, except percentages)
Capital components:
Tier I capital	¥10,522.3
Tier II capital includable as qualifying capital	4,038.7
Tier III capital includable as qualifying capital	—
Deductions from total qualifying capital	(1,818.5)

Total risk-based capital	¥12,742.5

Risk-weighted assets	¥85,456.6
Capital ratios:
Tier I capital	12.31%	4.00%
Total risk-adjusted capital	14.91	8.00

(in accordance with Basel III)	At March 31, 2013	Minimum capital ratios required
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥10,300.6
Additional Tier 1	914.2
Tier 1 capital	11,214.8
Tier 2 capital	3,459.1
Total capital	¥14,674.0
Risk-weighted assets	¥87,968.6
Capital ratios:
Common Equity Tier 1	11.70%	3.50%
Tier 1 capital	12.74	4.50%
Total capital	16.68	8.00%

At March 31, 2013, management believed that we were in compliance with all capital adequacy requirements to which we were subject.

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios of BTMU and MUTB at March 31, 2012 and 2013. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

	At March 31, 2012	Minimum capital ratios required
(in accordance with Basel II)
Consolidated capital ratios:
BTMU
Tier I capital	11.76%	4.00%
Total risk-adjusted capital	16.27	8.00
MUTB
Tier I capital	12.38	4.00
Total risk-adjusted capital	15.74	8.00
Stand-alone capital ratios:
BTMU
Tier I capital	12.60	4.00
Total risk-adjusted capital	17.41	8.00
MUTB
Tier I capital	11.71	4.00
Total risk-adjusted capital	15.76	8.00

	At March 31, 2013	Minimum capital ratios required
(in accordance with Basel III)
Consolidated capital ratios:
BTMU
Common Equity Tier 1 capital	11.71%	3.50%
Tier 1 capital	13.11	4.50
Total capital	17.51	8.00
MUTB
Common Equity Tier 1 capital	13.12	3.50
Tier 1 capital	13.77	4.50
Total capital	17.79	8.00
Stand-alone capital ratios:
BTMU
Common Equity Tier 1 capital	11.76	3.50
Tier 1 capital	13.99	4.50
Total capital	18.52	8.00
MUTB
Common Equity Tier 1 capital	12.49	3.50
Tier 1 capital	13.22	4.50
Total capital	17.94	8.00

At March 31, 2013, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Capital Requirements for Banking Institutions in the United States

In the United States, UNBC and its banking subsidiary, Union Bank, our largest subsidiaries operating outside Japan, are subject to various regulatory capital requirements administered by U.S. Federal banking agencies, including minimum capital requirements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, they must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under U.S. regulatory accounting practices. Their capital amounts and prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, which is a financial holding company, BTMU and MUTB are subject to the FRB’s requirements.

For a detailed discussion of the capital adequacy guidelines applicable to us in the United States, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States—Bank capital requirements and capital distributions.”

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of UNBC and Union Bank, both subsidiaries of BTMU, at December 31, 2011 and 2012:

	At December 31,		Minimum capital ratios required	Ratios OCC requires to be “well capitalized”
	2011	2012
UNBC:
Tier I capital (to risk-weighted assets)	13.82%	12.44%	4.00%	—
Tier I capital (to quarterly average assets)(1)	11.44	11.18	4.00	—
Total capital (to risk-weighted assets)	15.98	13.93	8.00	—
Union Bank:
Tier I capital (to risk-weighted assets)	12.39%	11.68%	4.00%	6.00%
Tier I capital (to quarterly average assets)(1)	10.25	10.51	4.00	5.00
Total capital (to risk-weighted assets)	14.43	13.17	8.00	10.00

Note:
(1)	Excludes certain intangible assets.

Management believes that, at December 31, 2012, UNBC and Union Bank met all capital adequacy requirements to which they were subject.

At December 31, 2011 and 2012, the Office of the Comptroller of the Currency, or OCC, categorized Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” Union Bank must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (the Leverage ratio) as set forth in the table. There are no conditions or events since December 31, 2012 that would cause management to believe that Union Bank’s category has changed.

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

Capital Adequacy Ratio of MUMSS

At March 31, 2012 and 2013, MUMSS’ capital accounts less certain fixed assets of ¥387.7 billion and ¥388.2 billion represented 328.6% and 315.8% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Law of Japan. In April and November 2011, we injected additional capital into MUMSS to strengthen its capital base. For further information, see Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

Non-exchange Traded Contracts Accounted for at Fair Value

The use of non-exchange traded or over-the-counter contracts provides us with the ability to adapt to the varied requirements of a wide customer base while mitigating market risks. Non-exchange traded contracts are accounted for at fair value, which is generally based on pricing models or quoted prices for instruments with similar characteristics. Gains or losses on non-exchange traded contracts are included in “Trading account profits—net” in our consolidated statements of operations included elsewhere in this Annual Report. The following table summarizes the changes in fair value of non-exchange traded contracts for the fiscal years ended March 31, 2012 and 2013:

	Fiscal years ended March 31,
	2012	2013
	(in millions)
Net fair value of contracts outstanding at beginning of fiscal year	¥23,503	¥19,776
Changes attributable to contracts realized or otherwise settled during the fiscal year	(10,044)	(3,280)
Fair value of new contracts when entered into during the fiscal year	9,114	3,375
Other changes in fair value, principally revaluation at end of fiscal year	(2,797)	(6,903)

Net fair value of contracts outstanding at end of fiscal year	¥19,776	¥12,968

During the fiscal year ended March 31, 2013, the fair value of non-exchange traded contracts decreased mainly due to contracts being settled during the fiscal year, and a decline in the fair value resulting from fluctuations in foreign exchange rates and fluctuations in the value of credit default swaps embedded in collateralized debt obligations.

The following table summarizes the maturities of non-exchange traded contracts at March 31, 2013:

	Net fair value of contracts—unrealized gains
	Prices provided by other external sources	Prices based on models and other valuation methods
	(in millions)
Maturity less than 1 year	¥1,184	¥4,142
Maturity less than 3 years	1,371	3,471
Maturity less than 5 years	175	2,815
Maturity 5 years or more	—	(190)

Total fair value	¥2,730	¥10,238

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

See the discussions in “—Business Environment,” “—Recent Developments,” “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The following table summarizes these commitments at March 31, 2013:

	Amount of commitment by expiration period
	1 year or less	1-5 years	Over 5 years	Total
	(in billions)
Guarantees:
Standby letters of credit and financial guarantees	¥2,101	¥1,094	¥654	¥3,849
Performance guarantees	1,509	627	78	2,214
Derivative instruments	99,846	35,784	8,841	144,471
Liabilities of trust account	3,969	300	570	4,839

Total guarantees	107,425	37,805	10,143	155,373

Other off-balance sheet instruments:
Commitments to extend credit	47,719	17,344	1,639	66,702
Commercial letters of credit	608	98	—	706
Commitments to make investments	49	26	19	94

Total other off-balance sheet instruments	48,376	17,468	1,658	67,502

Total	¥155,801	¥55,273	¥11,801	¥222,875

See Note 22 to our consolidated financial statements included elsewhere in this Annual Report for a description of the nature of our guarantees and other off-balance sheet instruments.

The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. At March 31, 2013, approximately 70% of these commitments have an expiration date within one year, 25% have an expiration date from one year to five years, and 5% have an expiration date after five years. Such risks are monitored and managed as a part of our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk.” We evaluate off-balance sheet arrangements in the manner described in Note 1 to our consolidated financial statements included elsewhere in this Annual Report.

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

F.	Tabular Disclosure of Contractual Obligations

The following table shows a summary of our contractual cash obligations outstanding at March 31, 2013:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(in billions)
Contractual cash obligations:
Time deposit obligations	¥56,135	¥9,714	¥1,525	¥261	¥67,635
Long-term debt obligations	1,629	2,628	1,881	6,019	12,157
Capital lease obligations	9	9	3	5	26
Operating lease obligations	77	122	102	370	671
Purchase obligations	35	18	9	14	76

Total(1)(2)	¥57,885	¥12,491	¥3,520	¥6,669	¥80,565

Notes:
(1)	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2013 as such amount is not currently determinable. We expect to contribute approximately ¥80.3 billion for pension and other benefits for our employees for the fiscal year ending March 31, 2014. For further information, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.
(2)	The above table does not include unrecognized tax benefits and interest and penalties related to income tax associated with the guidance on accounting for uncertainty in income taxes as we cannot estimate reasonably the timing of cash settlement of the liabilities for unrecognized tax benefit. The total amount of the liabilities for unrecognized tax benefits is ¥31.0 billion at March 31, 2013. Among the liabilities for unrecognized tax benefits, it is reasonably possible that approximately ¥12.8 billion will decrease during the next twelve months. For further information, see Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

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

The following table sets forth the members of our board of directors as of July 1, 2013, together with their respective dates of birth, positions and experience:

Name (Date of Birth)	Position in MUFG	Business Experience
Takamune Okihara (July 11, 1951)	Chairman	April 1974	Joined Sanwa Bank
		March 2001	Executive Officer of Sanwa Bank
		January 2002	Executive Officer of UFJ Bank
		May 2003	Senior Executive Officer of UFJ Bank
		May 2004	President and CEO of UFJ Bank
		June 2004	Director of UFJ Holdings
		October 2005	Managing Officer of MUFG
		January 2006	Deputy President of BTMU
		April 2008	Deputy Chairman of BTMU (incumbent) Retired from Managing Officer of MUFG
		June 2010	Chairman of MUFG (incumbent) Director of Mitsubishi UFJ NICOS Co., Ltd. (incumbent)

Tatsuo Wakabayashi (September 29, 1952)	Deputy Chairman and Chief Audit Officer	April 1977	Joined Mitsubishi Trust Bank
		June 2004	Director (Non-Board Member Director) of Mitsubishi Trust Bank
		October 2005	Executive Officer of MUTB
		June 2006	Managing Executive Officer of MUTB
		June 2008	Managing Director of MUTB
		June 2009	Senior Managing Director of MUTB
		June 2010	Managing Officer of MUFG
		June 2011	Director of MUFG
		April 2012	President of MUTB (incumbent)
		April 2013	Deputy Chairman of MUFG (incumbent)

Nobuyuki Hirano (October 23, 1951)	President & CEO	April 1974 June 2001	Joined Mitsubishi Bank Non-Board Member Director of Bank of Tokyo-Mitsubishi
		July 2004	Executive Officer of MTFG
		May 2005	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		June 2005	Managing Director of Bank of Tokyo-Mitsubishi
Director of MTFG
		October 2005	Director of MUFG
		January 2006	Managing Director of BTMU
		October 2008	Senior Managing Director of BTMU
		June 2009	Deputy President of BTMU
Managing Officer of MUFG
		June 2010	Director of MUFG
		October 2010	Deputy President of MUFG
		April 2012	President of BTMU (incumbent)
Director of MUFG
		April 2013	President & CEO of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Masaaki Tanaka (April 1, 1953)	Deputy President	April 1977	Joined Mitsubishi Bank
		June 2004	Non-Board Member Director of Bank of Tokyo-Mitsubishi Executive Officer of MTFG
		May 2005	Retired from Executive Officer of MTFG
		January 2006	Executive Officer of BTMU
Executive Officer of MUFG
		April 2007 May 2007	Retired from Executive Officer of MUFG Managing Executive Officer of BTMU Director of UnionBanCal Corporation
		June 2010	Managing Officer of MUFG
		May 2011 May 2012 June 2012	Senior Managing Executive Officer of BTMU Director of Morgan Stanley (incumbent) Retired from Managing Officer of MUFG Retired from Senior Managing Executive Officer of BTMU
Deputy President of MUFG (incumbent)

Taihei Yuki (October 3, 1952)	Senior Managing Director and Chief Financial Officer	April 1977	Joined Mitsubishi Trust Bank
		June 2004	Director (Non-Board Member Director) of Mitsubishi Trust Bank
		October 2005	Executive Officer of MUTB
		June 2006	Managing Executive Officer of MUTB
		June 2007	Managing Director of MUTB
Director of MUFG
		June 2008	Managing Officer of MUFG
		June 2009 June 2010	Senior Managing Director of MUTB Retired from Managing Officer of MUFG
		June 2011	Retired from Senior Managing Director of MUTB Director of BTMU (incumbent)
Senior Managing Director of MUFG (incumbent)

Ichiro Hamakawa (February 6, 1956)	Senior Managing Director and Chief Planning Officer	April 1978	Joined Sanwa Bank
		May 2005	Executive Officer of UFJ Holdings
		October 2005 December 2005	Executive Officer of MUFG Executive Officer of UFJ Bank Retired from Executive Officer of MUFG
		January 2006	Executive Officer of BTMU
		January 2009	Managing Executive Officer of BTMU
		May 2011	Retired from Managing Executive Officer of BTMU Managing Officer of MUFG
		June 2011	Director of MUTB (incumbent)
Managing Director of MUFG
		May 2012	Senior Managing Director of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Akihiko Kagawa (October 6, 1955)	Managing Director and Chief Compliance and Risk Officer	April 1980	Joined Bank of Tokyo
		June 2006	Executive Officer of BTMU
		May 2010	Executive Officer of MUFG
		May 2012	Retired from Executive Officer of BTMU Managing Officer of MUFG
		June 2012	Director of kabu.com Securities Co., Ltd. (incumbent)
Director of MUSHD (incumbent) Managing Director of MUFG (incumbent)

Toshiro Toyoizumi (October 26, 1949)	Director	April 1973	Joined Mitsubishi Bank
		June 2001	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		May 2004	Non-Board Member Managing Director of Bank of Tokyo-Mitsubishi
		January 2006	Managing Executive Officer of BTMU
		June 2007	Managing Officer of MUFG
		April 2008 May 2009	Senior Managing Executive Officer of BTMU Retired from Managing Officer of MUFG
		June 2009	Deputy President of BTMU
		May 2010	Managing Officer of MUFG
		April 2011	Retired from Deputy President of BTMU Retired from Managing Officer of MUFG President & CEO of MUSHD (incumbent)
President & CEO of MUMSS (incumbent)
		June 2011	Director of MUFG (incumbent)

Junichi Okamoto (November 9, 1957)	Director and Group Head, Integrated Trust Assets Business Group	April 1980	Joined Toyo Trust Bank
		June 2008	Executive Officer of MUTB
		June 2010	Managing Executive Officer of MUTB
Executive Officer of MUFG
		June 2012	Senior Managing Executive Officer of MUTB
		June 2013	Deputy President of MUTB (incumbent)
Director of MUFG (incumbent)

Saburo Araki (August 6, 1957)	Director	April 1981	Joined Mitsubishi Bank
		June 2007	Executive Officer of BTMU
		May 2009	Executive Officer of MUFG
		May 2011	Managing Executive Officer of BTMU
Managing Officer of MUFG
		May 2012	Retired from Managing Officer of MUFG
		June 2012	Managing Director of BTMU (incumbent)
Director of MUFG (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Hiroyuki Noguchi (May 7, 1958)	Director	April 1981	Joined Tokai Bank
		September 2006	General Manager, Shintomicho Commercial Banking Office of BTMU
		May 2009	General Manager, Nihonbashi-Chuo Commercial Banking Office of BTMU
		June 2009 May 2011	Executive Officer of BTMU Retired from Executive Officer of BTMU
		June 2011	Senior Executive Officer of MUSHD
Senior Executive Officer of MUMSS
Managing Director of MUMSS (incumbent)
Managing Director of MUSHD (incumbent)
Director of MUFG (incumbent)

Muneaki Tokunari (March 6, 1960)	Director	April 1982	Joined Mitsubishi Trust Bank
		April 2007	General Manager, Financial Planning Division, Deputy General Manager, Corporate Planning Division, and Co-General Manager, Corporate Risk Management Division of MUFG
		June 2009	Executive Officer of MUTB
Executive Officer of MUFG
		June 2011	Managing Executive Officer of MUTB
		April 2012	Managing Director of MUTB
		June 2012	Director of MUFG (incumbent)
		June 2013	Senior Managing Director of MUTB (incumbent)

Ryuji Araki (January 29, 1940)	Director (Outside Officer)	April 1962	Joined the Toyota Motor Co., Ltd.
		September 1992	Director, Member of the Board of TOYOTA MOTOR CORPORATION (TOYOTA)
		June 1997	Managing Director, Member of the Board of TOYOTA
		June 1999	Senior Managing Director, Member of the Board of TOYOTA
		June 2001	Vice President, Member of the Board and Representative Director of TOYOTA
		June 2002	Auditor of Aioi Insurance Company Limited. (Aioi Insurance)
		June 2005	Senior Advisor to the Board of TOYOTA
Chairman of Aioi Insurance
Chairman of TOYOTA FINANCIAL SERVICES CORPORATION. (TFS)
		June 2007	Advisor of TFS
		June 2008	Advisor of TOYOTA (incumbent)
Senior Advisor of Aioi Insurance
		June 2009	Retired from Advisor of TFS Director of MUFG (incumbent)
		October 2010	Senior Advisor of Aioi Nissay Dowa Insurance Co., Ltd. (Aioi Nissay Dowa Insurance)
		June 2012	Advisor of Aioi Nissay Dowa Insurance (incumbent)

Name (Date of Birth)	Position in MUFG	Business Experience
Kazuhiro Watanabe (May 19, 1947)	Director (Outside Officer)	April 1974	Public Prosecutor, Tokyo District Public Prosecutors Office
		July 1998	Assistant Vice-minister of Justice (Deputy Director-General for Criminal Affairs Bureau)
		April 2001	Public Prosecutor, Supreme Public Prosecutors Office
		January 2002	Chief Public Prosecutor, Nara District Public Prosecutors Office
		September 2004	Chief Public Prosecutor, Maebashi District Public Prosecutors Office
		September 2005	Chief Public Prosecutor, Nagoya District Public Prosecutors Office
		June 2007	Chief Public Prosecutor, Yokohama District Public Prosecutors Office
		July 2008	Superintending Prosecutor, Sapporo High Public Prosecutors Office
		July 2009	Retired from Superintending Prosecutor, Sapporo High Public Prosecutors Office
		September 2009	Attorney at Law Joined Dai-ichi Tokyo Bar Association
Professor of Law, Tokai University Law School (incumbent)
		June 2010	Director of MUFG (incumbent) Auditor of Mitsubishi Plastics, Inc. (incumbent)
		January 2011	Attorney at Law of Higashimachi LPC (incumbent)

Yuko Kawamoto (May 31, 1958)	Director	April 1982	Joined Bank of Tokyo
		April 1986	Left Bank of Tokyo
		September 1988	Joined McKinsey & Company, Inc.
		July 2001	Senior Expert of McKinsey & Company, Inc., Tokyo office
		March 2004	Left McKinsey & Company, Inc.
		April 2004	Professor at Waseda Graduate School of Finance, Accounting and Law (incumbent)
		June 2006	Audit & Supervisory Board Member of Tokio Marine Holdings, Inc. (incumbent)
		January 2013	Director of Japan Exchange Group, Inc. (incumbent)
		June 2013	Director of MUFG (incumbent)

The following table sets forth our corporate auditors as of July 1, 2013, together with their respective dates of birth, positions and experience:

Name (date of birth)	Position in MUFG	Business experience
Takehiko Nemoto (August 20, 1953)	Corporate Auditor (Full-Time)	April 1976	Joined Mitsubishi Bank
		June 2004	Non-Board Member Director of Bank of Tokyo-Mitsubishi
		October 2005	Executive Officer of MUFG
		January 2006	Executive Officer of BTMU
		October 2008	Managing Executive Officer of BTMU
		May 2009	Managing Officer of MUFG
		June 2009	Managing Director of BTMU
		October 2010	Senior Managing Director of BTMU
		May 2011	Retired from Managing Officer of MUFG
		June 2011	Retired from Senior Managing Director of BTMU
Corporate Auditor (Full-Time) of MUFG (incumbent)
		June 2013	Corporate Auditor of MUMSS (incumbent) Corporate Auditor of MUSHD (incumbent)

Takashi Mikumo (September 8, 1957)	Corporate Auditor (Full-Time)	April 1980	Joined Toyo Trust Bank
		June 2007	Executive Officer of MUTB
Executive Officer of MUFG
		June 2009	Managing Director of MUTB
Retired from Executive Officer of MUFG
		June 2012	Senior Managing Director of MUTB
		June 2013	Retired from Senior Managing Director of MUTB
Corporate Auditor (Full-Time) of MUFG (incumbent)

Kunie Okamoto (September 11, 1944)	Corporate Auditor (Outside Officer)	June 1969	Joined Nippon Life Insurance Company (Nippon Life)
		July 1995	Director of Nippon Life
		March 1999	Managing Director of Nippon Life
		March 2002	Senior Managing Director of Nippon Life
		April 2005	President of Nippon Life
		June 2005	Corporate Auditor of UFJ Holdings Corporate Auditor of TOKYU CORPORATION (incumbent)
		October 2005 June 2010	Corporate Auditor of MUFG (incumbent) Director of Kintetsu Corporation (incumbent) Corporate Auditor of Daicel Corporation (formerly Daicel Chemical Industries, Ltd.) (incumbent)
		April 2011	Chairman of Nippon Life (incumbent)

Name (date of birth)	Position in MUFG	Business experience
Yasushi Ikeda (April 18, 1946)	Corporate Auditor (Outside Officer)	April 1972	Admitted to the Bar Joined the Tokyo Bar Association
		April 1977	Partner of the law firm Miyake Imai & Ikeda (incumbent)
		June 2001 June 2007 June 2009	Corporate Auditor of KADOKAWA GROUP HOLDINGS, INC. Director of Nippon Metal Industry Co. Ltd. Director of Sony Financial Holdings Inc. Corporate Auditor of MUFG (incumbent)

Hideo Kojima (November 30, 1948)	Corporate Auditor (Outside Officer)	March 1980	Became a member of the Japanese Institute of Certified Public Accountants
		May 1995	Representative Partner of Showa Ota & Co.
		May 2000	Executive Director of Century Ota Showa & Co.
		July 2001	Executive Director of Shin Nihon & Co.
		May 2006	Deputy Chief Executive Officer of Shin Nihon & Co.
		July 2008	Deputy Chief Executive Officer of Ernst & Young ShinNihon LLC.
		September 2010	Senior Advisor of Ernst & Young ShinNihon LLC.
		June 2011	Retired from Ernst & Young ShinNihon LLC.
Certified Public Accountant of Hideo Kojima CPA Office (incumbent)
Corporate Auditor of Sumitomo Heavy Industries, Ltd. (incumbent) Auditor of Alpine Electronics, Inc. (incumbent)
		June 2013	Corporate Auditor of MUFG (incumbent)

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

Ms. Yuko Kawamoto has, in the past, worked at The Bank of Tokyo, Ltd. (currently The Bank of Tokyo-Mitsubishi UFJ, Ltd.) and thus does not satisfy the requirements for Outside Director provided in Article 2, Item 15 of the Company Law. However, she has experience and knowledge derived from having served as a management consultant and graduate school professor for more than 25 years after her career at The Bank of Tokyo. Therefore, her conditions are believed to be the same as those of Outside Director, in terms of independence from the Company. The Company expects her to reflect such experience and knowledge in duties as a Director, including supervising business operations, from the perspective from outside the Company.

B.	Compensation

The aggregate amount of compensation paid, including benefits in kind granted and any contingent and deferred compensation but excluding retirement allowances paid, by MUFG and its subsidiaries during the fiscal year ended March 31, 2013 to our directors (excluding outside directors), to corporate auditors (excluding outside auditors) and to outside directors and auditors, was ¥1,278 million, ¥87 million and ¥96 million, respectively.

The compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2013 to our directors and corporate auditors consists of annual base salaries, stock acquisition rights, bonuses and other benefits. The maximum aggregate amount of each type of compensation for our directors and corporate auditors is approved at a general meeting of our shareholders. The amount and allocation of compensation for each director are then proposed to, and voted upon by, the board of directors. The amount and allocation of compensation for each corporate auditor are determined through discussions and agreement among the corporate auditors. The nomination and compensation committee deliberates and makes proposals to the board of directors regarding matters relating to, among other things, the compensation of our directors. For more information on the nomination and compensation committee, see “—C. Board Practices.”

Based on a recent shareholder resolution to modify the previous shareholder authorization for granting stock acquisition rights to our directors, corporate auditors and certain of our officers, no outside directors or corporate auditors (including outside corporate auditors) are eligible for stock acquisition rights under any stock-based compensation plan adopted by the board of directors on or after June 27, 2013. Based on the same shareholder resolution, to compensate for the loss of their eligibility, the maximum aggregate annual base salaries for our directors (including outside directors) and our corporate auditors (including outside corporate auditors) have been raised.

The following table sets forth details of the aggregate compensation paid by MUFG and its subsidiaries during the fiscal year ended March 31, 2013 to our directors (excluding outside directors) and corporate auditors (excluding outside corporate auditors):

		Non-Adjustable Compensation
Number of Directors and Corporate Auditors(1)	Aggregate Compensation	Base Salary	Stock Acquisition Rights	Adjustable Compensation (Cash Bonuses)	Retirement Allowances(2)	Other
	(in millions)
19	¥1,365	¥662	¥410	¥267	¥26	¥0

Notes:
(1)	Includes current directors and corporate auditors as well as those who retired during the fiscal year ended March 31, 2013 but excludes outside directors and corporate auditors.
(2)	Represents the aggregate amount of retirement allowances paid in cash during the fiscal year ended March 31, 2013, pursuant to a one-time shareholders’ approval in June 2007 for the retirement allowances to be paid to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. For more information, see “—Retirement Allowances” below.

The following table sets forth the details of individual compensation paid, including benefits in kind granted but excluding retirement allowances paid, by MUFG and its subsidiaries in an amount equal to or exceeding ¥100 million during the fiscal year ended March 31, 2013:

Directors	Aggregate amount	Paid by	Compensation paid
			Annual salary	Stock options	Bonus
	(in millions)
Takamune Okihara	¥121	MUFG	¥12	¥6	¥6
		BTMU	47	26	24
Tatsuo Wakabayashi	¥113	MUFG	¥6	¥3	¥1
		MUTB	47	40	16
Nobuyuki Hirano	¥143	MUFG	¥7	¥3	¥1
		BTMU	55	53	24
Katsunori Nagayasu	¥128	MUFG	¥31	¥17	¥15
		BTMU	31	17	17

Annual Base Salary

Annual base salaries are paid to our directors (including outside directors) and corporate auditors (including outside corporate auditors) in the form of monthly cash installment payments. The aggregate annual base salary paid to our directors (excluding outside corporate directors) and corporate auditors (excluding outside corporate auditors) for the fiscal year ended March 31, 2013 was ¥662 million. The aggregate annual base salary paid to our outside directors and outside corporate auditors for the same period was ¥72 million.

Stock-based Compensation Plans

We issue stock acquisition rights to further motivate our directors (excluding outside directors) to contribute to the improvement of our stock prices and profits. The number of options granted to each director is determined by comprehensively taking into account each grantee’s seniority of the position held at MUFG or its subsidiaries, experience and contribution to our performance throughout the period of the grantee’s service within the maximum aggregate number of options approved by our shareholders. Prior to June 27, 2013, we issued stock acquisition rights to our directors (including outside directors) and corporate auditors (including outside corporate auditors).

As part of our compensation structure, on June 28, 2007, our shareholders approved the creation of a stock-based compensation plan for our directors, corporate auditors and certain of our officers. On November 21, 2007, the board of directors adopted a plan entitled “First Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on December 6, 2007, we allotted an aggregate of 3,224 stock acquisition rights to our directors and an aggregate of 493 stock acquisition rights to our corporate auditors for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights were subject to a one-year vesting period. The rights are exercisable until December 5, 2037, but only after the date on which a grantee’s service as a director and an officer or as a corporate auditor of each of MUFG and the relevant subsidiaries terminates. The fair value of each stock acquisition right was ¥103,200.

As part of our compensation structure, on June 27, 2008, the board of directors adopted another stock-based compensation plan entitled “Second Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 15, 2008, we allotted an aggregate of 4,690 stock acquisition rights to our directors and an aggregate of 495 stock acquisition rights to our corporate auditors for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights were subject to a one-year vesting period. The rights are exercisable until July 14, 2038, but only after the date on which a grantee’s service as a director and an officer or as a corporate auditor of each of MUFG and the relevant subsidiaries terminates. The fair value of each stock acquisition right was ¥92,300.

As part of our compensation structure, on June 26, 2009, the board of directors adopted another stock-based compensation plan entitled “Third Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 14, 2009, we allotted an aggregate of 6,466 stock acquisition rights to our directors and an aggregate of 872 stock acquisition rights to our corporate auditors for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights were subject to a one-year vesting period. The rights are exercisable until July 13, 2039, but only after the date on which a grantee’s service as a director and an officer or as a corporate auditor of each of MUFG and the relevant subsidiaries terminates. The fair value of each stock acquisition right was ¥48,700.

As part of our compensation structure, on June 29, 2010, the board of directors adopted another stock-based compensation plan entitled “Fourth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 16, 2010, we allotted an aggregate of 8,014 stock acquisition rights to our directors and an aggregate of 1,149 stock acquisition rights to our corporate auditors for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 15, 2040, but only after the date on which a grantee’s service as a director and an officer or as a corporate auditor of each of MUFG and the relevant subsidiaries terminates. The fair value of each stock acquisition right was ¥36,600.

As part of our compensation structure, on June 29, 2011, the board of directors adopted another stock-based compensation plan entitled “Fifth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 20, 2011, we allotted an aggregate of 7,740 stock acquisition rights to our directors and an aggregate of 1,160 stock acquisition rights to our corporate auditors for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 19, 2041, but only after the date on which a grantee’s service as a director and an officer or as a corporate auditor of each of MUFG and the relevant subsidiaries terminates. The fair value of each stock acquisition right was ¥33,700.

As part of our compensation structure, on June 28, 2012, the board of directors adopted another stock-based compensation plan entitled “Sixth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors, corporate auditors and certain of our officers. Under the stock-based compensation plan, on July 18, 2012, we allotted an aggregate of 10,002 stock acquisition rights to our directors and an aggregate of 1,161 stock acquisition rights to our corporate auditors for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 17, 2042, but only after the date on which a grantee’s service as a director and an officer or as a corporate auditor of each of MUFG and the relevant subsidiaries terminates. The fair value of each stock acquisition right was ¥33,100.

On June 27, 2013, our shareholders approved modifications to the previous shareholder authorization for granting stock acquisition rights to our directors, corporate auditors and certain of our officers so that no outside directors or corporate auditors (including outside corporate auditors) are eligible for any stock-based compensation plan adopted by the board of directors on or after that date. As part of our compensation structure, on June 27, 2013, the board of directors adopted a stock-based compensation plan entitled “Seventh Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.” for our directors (excluding outside directors) and certain of our officers. Under the stock-based compensation plan, on July 17, 2013, we allotted an aggregate of 4,103 stock acquisition rights to our directors (excluding outside directors) for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per share of common stock. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 16, 2043, but only after the date on which a grantee’s service as a director and an officer of each of MUFG and the relevant subsidiaries terminates. The fair value of each stock acquisition right was ¥61,100.

Bonuses

We from time to time pay cash bonuses to our directors to further motivate them to contribute to the improvement of our stock prices and profits if such bonuses are deemed appropriate based on a balanced scorecard approach taking into account the results of operations of the MUFG Group and each director’s individual performance of his duties as a director in light of both quantitative and qualitative criteria, including our medium-term strategy for improving our corporate value. None of the outside directors and corporate auditors (including outside corporate auditors) is eligible to receive a cash bonus. The nomination and compensation committee evaluates the amount of cash bonuses annually to determine the reasonableness of the amount in proportion to the aggregate compensation approved by our shareholders. The aggregate cash bonus paid to our directors for the fiscal year ended March 31, 2013 was ¥266 million.

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

Pursuant to a one-time shareholders’ approval in June 2007, retirement allowances are paid in cash to the directors and corporate auditors who were elected prior to that date at the time of their retirement. A reserve in the total amount of such retirement allowances was set aside as of September 30, 2007. The aggregate amount of retirement allowances paid in cash by MUFG and its subsidiaries pursuant to the one-time shareholder approval during the fiscal year ended March 31, 2013 to our directors (excluding outside directors), to corporate auditors (excluding outside auditors) and to outside directors and auditors, who have retired from their respective positions held at MUFG or, if such directors and corporate auditors concurrently held positions at MUFG’s subsidiaries, who have retired from such positions, was ¥26 million, ¥0 million and nil, respectively.

UNBC Stock Bonus Plan

UNBC has a discretionary stock bonus plan under which selected employees of UNBC and its subsidiaries are paid some or a portion of annual bonuses in the form of Restricted Share Units representing a right to receive American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs, each exchangeable for one share of MUFG common stock, from an independent trust established to administer the plan grants upon the satisfaction of vesting conditions as determined by the Executive Compensation and Benefits Committee of UNBC’s board of directors, consistent with the plan and pursuant to a Restricted Share Unit Agreement between UNBC and the grantees.

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

BTMU Headquarters for the Americas Stock Bonus Plan

Effective August 27, 2012, BTMU Headquarters for the Americas, or BTMU HQA, which oversees the branches and certain subsidiaries of BTMU in the Americas, adopted a stock bonus plan. Under the plan, qualified key employees of BTMU HQA are granted Restricted Stock Units, or RSUs, representing a right to receive American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs, each exchangeable for one share of MUFG common stock, from an independent trust established to administer the plan grants, upon the satisfaction of vesting conditions. The RSUs vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date so long as the grantee satisfies the specified continuous service requirement and any other conditions under the plan documents.

The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust. As of March 31, 2013, 1,582,822 RSUs have been granted under the plan.

Share Ownership

As of June 30, 2013, our directors and corporate auditors held the following numbers of shares of our common stock:

Directors	Number of Shares Registered
Takamune Okihara	20,420
Tatsuo Wakabayashi	19,600
Nobuyuki Hirano	31,800
Masaaki Tanaka	12,800
Taihei Yuki	138,630
Ichiro Hamakawa	148,700
Akihiko Kagawa	151,600
Toshiro Toyoizumi	203,500
Junichi Okamoto	7,720
Saburo Araki	32,680
Hiroyuki Noguchi	95,800
Muneaki Tokunari	55,600
Ryuji Araki	54,000
Kazuhiro Watanabe	0
Yuko Kawamoto	0

Corporate Auditors	Number of Shares Registered
Takehiko Nemoto	145,800
Takashi Mikumo	17,600
Kunie Okamoto	536
Yasushi Ikeda	0
Hideo Kojima	0

C.	Board Practices

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

We currently have two outside directors as members of our board of directors. Under the Company Law, an outside director is defined as a person who has never been an executive director (gyomu shikko torishimariyaku), executive officer (shikkoyaku), manager (shihainin) or any other type of employee of the company or any of its subsidiaries prior to his or her appointment.

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

Under the Company Law, if a company has corporate auditors, the company is not obligated to have any outside directors or to have any audit, nomination or compensation committees. Although we have adopted a board of corporate auditors, we have two outside directors as part of our efforts to further enhance corporate governance. In an effort to further enhance our corporate governance, we have also voluntarily established an internal audit and compliance committee and a nomination and compensation committee to support our board of directors.

Internal Audit and Compliance Committee.    The internal audit and compliance committee, a majority of which is comprised of outside directors and specialists, deliberates important matters relating to internal audits, internal control of financial information, financial audits, compliance, corporate risk management, and other internal control systems. This committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. We aim to enhance the effectiveness of internal audit functions by utilizing the external view points provided by the internal audit and compliance committee members. The chairman of the internal audit and compliance committee is Ryuji Araki, who is an outside director. The other members of this committee are Kazuhiro Watanabe, an outside director, Shin Kikuchi, an attorney-at-law, Hideo Kojima, a certified public accountant and outside corporate auditor, and Tatsuo Wakabayashi, Deputy Chairman and Chief Audit Officer. The internal audit and compliance committee met twelve times between April 2012 and March 2013.

Nomination and Compensation Committee.    The nomination and compensation committee, a majority of which is comprised of outside directors, deliberates matters relating to the appointment and dismissal of our directors and the directors of our subsidiaries, the compensation framework of our directors and the directors of our subsidiaries, as well as the compensation of our top management and the top management of our subsidiaries. The nomination and compensation committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures. The chairman of the nomination and compensation committee is Kazuhiro Watanabe, an outside director. The other members of this committee are Ryuji Araki, who is also an outside director, and Nobuyuki Hirano, President & CEO. The nomination and compensation committee met five times between April 2012 and March 2013.

For additional information on our board practices and the significant differences in corporate governance practices between MUFG and U.S. companies listed on the New York Stock Exchange, see “—A. Directors and Senior Management” and “Item 16G. Corporate Governance.”

Risk Committee.    We aim to maintain a transparent and impartial corporate governance framework that takes into account external perspectives. On July 1, 2013, we formed a Risk Committee to support our board of directors in an additional effort to further strengthen and enhance our risk control framework. The chairman of the Risk Committee is Yuko Kawamoto, who is a director. Currently, the other members of this committee are Akihiko Kagawa, a managing director, Ryuji Araki, an outside director, and Akira Ariyoshi, who has no prior employment relationship with any MUFG Group company. Mr. Ariyoshi has expertise in international finance, financial regulation, and international monetary system and has experience working for the International Monetary Fund and the Ministry of Finance of Japan. The Risk Committee deliberates on the status, control and management of various risks that we face, reports the results of its deliberation and makes recommendations to the Board of Directors on a quarterly basis.

D.	Employees

As of March 31, 2013, we had approximately 80,900 employees, an increase of approximately 2,100 employees compared with the number of employees as of March 31, 2012. In addition, as of March 31, 2013, we had approximately 31,200 part-time and temporary employees. The following tables show the percentages of our employees across our different business units and in different locations as of March 31, 2013:

Business unit
Bank of Tokyo-Mitsubishi UFJ:
Retail Banking Business Unit	18%
Corporate Banking Business Unit	12
Global Business Unit	29
Global Markets Unit	2
Operations and Systems Unit	9
Corporate Center/Independent Divisions	2
Mitsubishi UFJ Trust and Banking Corporation:
Trust-Banking	5
Trust Assets	3
Real Estate	2
Global Markets	1
Administration and subsidiaries	3
Mitsubishi UFJ Securities Holdings:
Sales Marketing Business Unit	3
Global Investment Banking Business Unit	1
Global Markets Business Unit	0
International Business Unit	2
Corporate Center and Others	2
Mitsubishi UFJ NICOS:
Business Marketing Division	2
Credit Risk Management & Risk Assets Administration Division	1
Operations Division	1
Systems Division	0
Corporate Division	0
Others	2

100%

Location
Bank of Tokyo-Mitsubishi UFJ:
Japan	43%
United States	17
Europe	2
Asia/Oceania excluding Japan	10
Other areas	1
Mitsubishi UFJ Trust and Banking Corporation:
Japan	12
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ Securities Holdings:
Japan	7
United States	0
Europe	1
Asia/Oceania excluding Japan	0
Mitsubishi UFJ NICOS:
Japan	4
United States	0
Europe	0
Asia/Oceania excluding Japan	0
Others	2

100%

Most of our employees are members of an employees’ union, which negotiates on behalf of employees in relation to remuneration and working conditions. We believe our labor relations to be good.

E.	Share Ownership

The information required by this item is set forth in “—B. Compensation.”

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

Common Stock

As of March 31, 2013, we had 760,871 registered shareholders of our common stock. The ten largest holders of our common stock appearing on the register of shareholders as of March 31, 2013, and the number and the percentage of such shares held by each of them, were as follows:

Name	Number of shares held	Percentage of total shares in issue
Japan Trustee Services Bank, Ltd. (Trust account)(1)	798,790,300	5.64%
The Master Trust Bank of Japan, Ltd. (Trust account)(1)	616,039,200	4.35
SSBT OD05 Omnibus Account—Treaty Clients	365,558,591	2.58
Japan Trustee Services Bank, Ltd. (Trust account 9)(1)	279,460,500	1.97
State Street Bank and Trust Company	241,263,142	1.70
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	231,783,920	1.63
Nippon Life Insurance Company	214,203,153	1.51
Meiji Yasuda Life Insurance Company(2)	175,000,000	1.23
The Bank of New York Mellon as Depositary Bank for DR Holders(3)	162,891,870	1.15
Toyota Motor Corporation	149,263,153	1.05

Total	3,234,253,829	22.84%

Notes:
(1)	Includes the shares held in trust accounts, which do not disclose the names of beneficiaries.
(2)	These shares are those held in a pension trust account with The Master Trust Bank of Japan, Ltd. for the benefit of retirement plans with voting rights retained by Meiji Yasuda Life Insurance Company.
(3)	An owner of record for our American depositary shares.

As of March 31, 2013, 1,211,976 shares, representing less than 0.01% of our outstanding common stock, were held by our directors and corporate auditors. Our major shareholders do not have different voting rights.

As of March 31, 2013, 1,902,312,946 shares, representing 13.43% of our outstanding common stock, were owned by 343 U.S. shareholders of record who are resident in the United States, one of whom is the ADR depository’s nominee holding 162,891,870 shares, or 1.15%, of our issued common stock.

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

The shareholders of our preferred stock, appearing on the register of shareholders as of March 31, 2013, and the number and the percentage of such shares held by each of them, were as follows:

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

We converted the convertible preferred stock issued to us by Morgan Stanley into Morgan Stanley’s common stock in June 2011, resulting in us holding approximately 22.4% of the voting rights in Morgan Stanley, and appointed a second representative to Morgan Stanley’s board of directors in July 2011. As a result, Morgan Stanley became our equity-method affiliate. As of March 31, 2013, we held approximately 22.0% of the voting rights in Morgan Stanley and had two representatives appointed to Morgan Stanley’s board of directors. We and Morgan Stanley continue to pursue a variety of business opportunities in Japan and abroad in accordance with the global strategic alliance.

In April 2011, MUSHD made a ¥30 billion capital contribution to MUMSS. In November 2011, we and Morgan Stanley made an additional ¥45 billion of capital contributions to MUMSS. As of March 31, 2013, we hold a 60% economic interest and a 60% voting interest in MUMSS while Morgan Stanley continues to hold the remaining 40% economic interest and 40% voting interest in MUMSS.

For a detailed discussion of the foregoing transactions relating to our global alliance and securities joint venture with Morgan Stanley, see “Item 4.B. Information on the Company—Business Overview—Global Strategic Alliance with Morgan Stanley.”

We and our banking subsidiaries had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2013, such transactions included, but were not limited to, call money, loans, electronic data processing, leases and management of properties, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

None of our directors or corporate auditors, nor any of the close members of their respective families, has had any transactions or has any presently proposed transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party.

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

Legal Proceedings

From time to time, we are involved in various litigation matters and other legal proceedings, including regulatory actions. Although the final resolution of any such matters and proceedings could have a material effect on our consolidated operating results for a particular reporting period, based on our current knowledge and consultation with legal counsel, we believe the current litigation matters and other legal proceedings, when ultimately determined, will not materially affect our results of operations or financial position. For more information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.”

Distributions

Our board of directors submits a recommendation for a year-end dividend for our shareholders’ approval at the ordinary general meeting of shareholders customarily held in June of each year. The year-end dividend is usually distributed immediately following shareholders’ approval to holders of record at the end of the preceding fiscal year. In addition to year-end dividends, we may make cash distributions by way of interim dividends to shareholders of record as of September 30 of each year as distribution of surplus by resolution of our board of directors. On June 27, 2013, we paid year-end dividends in the amount of ¥7 per share of common stock for the fiscal year ended March 31, 2013.

See “Item 10.B. Additional Information—Memorandum and Articles of Association” for additional information on our dividends policy.

Under the Japanese foreign exchange regulations currently in effect, dividends paid on shares held by non-residents of Japan may be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which ADSs are issued, the depositary is required, to the extent that in its judgment it can convert Japanese yen on a reasonable basis into U.S. dollars and transfer the resulting U.S. dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into U.S. dollars and to distribute the amount received, after deduction of any applicable withholding taxes, to the holders of ADSs. See “Item 10.D. Additional Information—Exchange Controls” and “Item 12.D. Description of Securities Other than Equity Securities—American Depositary Shares.”

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

Market Price Information

The following table shows, for the periods indicated, the reported high and low sale prices for shares of our common stock on the Tokyo Stock Exchange, or the TSE, and of the ADSs on the New York Stock Exchange, or the NYSE:

	Price per share on the TSE		Price per ADS on the NYSE
	High	Low	High	Low
	(yen)		(U.S.$)
Fiscal year ended March 31, 2009	1,173	377	11.11	3.71
Fiscal year ended March 31, 2010	699	437	6.84	4.79
Fiscal year ended March 31, 2011	520	321	5.68	4.44
Fiscal year ended March 31, 2012
First quarter	404	355	4.98	4.36
Second quarter	419	322	5.29	4.06
Third quarter	362	318	4.68	4.01
Fourth quarter	448	325	5.36	4.23
Fiscal year ended March 31, 2013
First quarter	427	328	5.16	4.16
Second quarter	398	349	4.97	4.44
Third quarter	462	345	5.42	4.24
Fourth quarter	592	449	6.10	5.19
February	548	499	5.83	5.45
March	592	509	6.10	5.58
Fiscal year ending March 31, 2014
April	679	515	6.88	5.59
May	750	585	7.31	5.85
June	625	552	6.29	5.52
July (through July 8)	658	614	6.46	6.23

B.	Plan of Distribution

Not applicable.

C.	Markets

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

As of June 27, 2013, our authorized common share capital was comprised of 33,000,000,000 shares of common stock with no par value.

As of March 31, 2013, a total of 14,158,585,720 shares of common stock (including 4,374,857 shares of common stock held by us and our consolidated subsidiaries as treasury stock) had been issued. Each of the shares issued and outstanding was fully paid and non-assessable.

As of June 27, 2013, we were authorized to issue 800,001,000 shares of preferred stock, including 400,000,000 shares of each of the first to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares), and 1,000 shares of class 11 preferred stock. As of March 31, 2013, we had 156,000,000 shares of first series of class 5 preferred stock and 1,000 shares of class 11 preferred stock issued and outstanding.

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

Under the Company Law, we may make distributions of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount (as defined below) as of the effective date of such distributions of surplus. The amount of surplus (the “surplus”) at any given time shall be the amount of our assets and the book value of our treasury stock after subtracting the amounts of items (1) through (5) below as they appear on our non-consolidated balance sheet as of the end of our last fiscal year, and after reflecting the changes in our surplus after the end of our last fiscal year, by adding the amounts of items (6), (7) and (8) below and/or subtracting the amounts of items (9), (10) and (11) below:

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

Voting Rights

A holder of shares of our common stock is generally entitled to one voting right for each unit of common stock held. The following shares of common stock are not entitled to voting rights even when such shares constitute a whole unit, and such shares of common stock are not considered when determining whether a quorum exists for a shareholders’ meeting:

•	treasury stock;

•	shares held by a company in which we and/or our subsidiaries own 25% or more of the total voting rights; and

•	shares issued after the record date as a result of conversion of convertible stock, exercise of stock acquisition rights, and fractional shareholders becoming a shareholder of a whole unit share.

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

Record Dates

As stated above, March 31 is the record date for the payment of annual dividends (if any), the determination of shareholders entitled to vote at ordinary general meetings of our shareholders, and the determination of class shareholders entitled to vote at meetings of our class shareholders if any matter to be resolved at an ordinary general meeting of our shareholders requires a resolution by our class shareholders in addition to a resolution by our shareholders. September 30 is the record date for the payment of interim dividends, if any. In addition, by a resolution of our board of directors and after giving at least two weeks’ prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to the rights pertaining to our shares.

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

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our repurchased shares by a resolution of our board of directors. As of March 31, 2013, we (excluding our subsidiaries) owned 142,770 shares of treasury stock.

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

General

As of March 31, 2013, we were authorized under our Articles of Incorporation to issue five classes of preferred stock totaling 920,001,000 shares of preferred stock. On June 27, 2013, our Articles of Incorporation were amended to eliminate 120,000,000 shares of class 3 preferred stock. As of June 27, 2013, we were authorized under our Articles of Incorporation to issue four classes of preferred stock totaling 800,001,000 shares of preferred stock, including 400,000,000 shares of each of the first to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares) and 1,000 shares of class 11 preferred stock. Our preferred stock has equal preference over our shares of common stock with respect to dividend entitlements and distribution of assets upon our liquidation. However, holders of shares of our preferred stock are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our Articles of Incorporation. As of March 31, 2013, 156,000,000 shares of first series class 5 preferred stock and 1,000 shares of class 11 preferred stock had been outstanding, but there were no shares of class 6 or 7 preferred stock outstanding. We may, at any time, following necessary authorization as described in the first paragraph under “Repurchase of Our Shares,” purchase and cancel, at fair value, any shares of preferred stock outstanding out of the distributable amount.

We may acquire shares of first to fourth series of class 5 and first to fourth series of class 6 preferred stock at our discretion pursuant to the terms and conditions provided by our Articles of Incorporation and the resolution of our board of directors. The provisions for acquisition of shares of first to fourth series of class 5 and first to fourth series of class 6 preferred stock will be determined by the board of directors at the time of issuance of such preferred stock. When issued, any holder of shares of first to fourth series of class 6 preferred stock or first to fourth series of class 7 preferred stock may request acquisition of shares of such preferred stock in exchange for shares of our common stock during the period determined by resolution of the board of directors adopted at the time of issuance of such shares of preferred stock. Any shares of first to fourth series of class 6 preferred stock or first to fourth series of class 7 preferred stock for which no request for acquisition in exchange for shares of our common stock is made during such period will be mandatorily acquired on the day immediately following the last day of such period (the “Mandatory Acquisition Date”) in the number obtained by dividing an amount equivalent to the subscription price per each relevant share of preferred stock by the average daily closing price of our common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Acquisition Date. Any holder of shares of class 11 preferred stock may request acquisition of shares of the relevant preferred stock in exchange for shares of our common stock during the period as provided for in the attachment to our Articles of Incorporation. Any shares of class 11 preferred stock for which no request for acquisition in exchange for shares of our common stock is made during such period will be mandatorily acquired on the Mandatory Acquisition Date in the number obtained by dividing an amount equivalent to the subscription price per each relevant share of preferred stock by the average daily closing price of our common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Acquisition Date.

Additionally, in order to enable the relevant preferred stock to meet the criteria for Additional Tier 1 capital under Basel III requirements as adopted by the FSA and became effective on March 31, 2013, the terms of the second to fourth series of class 5 as well as all the series of class 6 and class 7 preferred stock were amended in June 2013 to have mandatory acquisition provisions. When newly issuing these preferred stock, the board of directors will determine events that will require us to acquire the relevant preferred stock pursuant to the capital adequacy requirements applicable to us. Upon the occurrence of such events, we will acquire all the relevant preferred stock on an acquisition date, which is a date determined by the board of directors either at the time of the issuance or after the occurrence of such event. We shall acquire the relevant preferred stock in exchange for common stock or for no consideration as determined by the board of directors at the time of the issuance, considering certain factors including the market conditions. The formula to be used in exchanging the preferred stock for common stock will also be determined by the board of directors at the time of the issuance. For more information, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy.”

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

For more information, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Preferred Stock.”

American Depositary Shares

The Bank of New York Mellon will issue American depositary receipts, or ADRs. Each ADR will represent ownership interests in American depositary shares, or ADSs. As a result of the 1,000-for-one stock split that became effective on September 30, 2007, each ADS represents one share of our common stock. Each ADS is held by BTMU, acting as custodian, at its principal office in Tokyo, on behalf of The Bank of New York Mellon, acting as depositary. Each ADS will also represent securities, cash or other property deposited with The Bank of New York Mellon but not distributed to ADS holders. The Bank of New York Mellon’s corporate trust office is located at 101 Barclay Street, New York, New York 10286 and its principal executive office is located at One Wall Street, New York, New York 10286.

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

Cash.    The Bank of New York Mellon will convert any cash dividend or other cash distribution we pay on our common stock into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the

United States. If that is not possible or if any approval from the Japanese government is needed and cannot be obtained, the deposit agreement allows The Bank of New York Mellon to distribute the Japanese yen only to those ADS holders to whom it is possible to do so. The Bank of New York Mellon will hold the Japanese yen it cannot convert for the account of the ADS holders who have not been paid. It will not invest the Japanese yen and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid under Japanese law will be deducted. See “—E. Taxation—Japanese Taxation.” The Bank of New York Mellon will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the relevant exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the Japanese currency, you may lose some or all of the value of the distribution.

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

In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York Mellon may issue ADSs before the deposit of the underlying shares. This is called a pre-release of ADSs. A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of the shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

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

Foreign Exchange and Foreign Trade Law

The Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances incidental thereto, collectively known as the Foreign Exchange Law, set forth, among other matters, regulations relating to the receipt by non-residents of Japan of payment with respect to shares to be issued by us and the acquisition and holding of shares by non-residents of Japan and foreign investors, both as defined below. It also applies in some cases to the acquisition and holding of ADSs representing such shares acquired and held by non-residents of Japan and by foreign investors. Generally, the Foreign Exchange Law currently in effect does not affect the right of a non-resident of Japan to purchase or sell an ADS outside Japan for non-Japanese currency.

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

For the purpose of Japanese tax law and the Convention between the Government of the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Tax Convention, a U.S. holder of ADSs will be treated as the owner of the shares of our common stock underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of shares of our common stock or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is (i) 7.147% for dividends to be paid on or before December 31, 2013, (ii) 15.315% for dividends to be paid on or after January 1, 2014 but on or before December 31, 2037 and (iii) 15% for dividends to be paid thereafter, except for dividends paid to any individual non-resident holder who holds 3% or more of our issued shares for which the applicable rate is (a) 20.42% for dividends to be paid on or before December 31, 2037 and (b) 20% for dividends to be paid thereafter, pursuant to Japanese tax law.

The Tax Convention establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a U.S. resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate for U.S. holders (as defined below) is generally set at 10% of the gross amount distributed. However, the maximum rate is 5% of the gross amount distributed if the recipient is a corporation and owns directly or indirectly, on the date on which entitlement to the dividends is determined, at least 10% of the voting shares of the paying corporation. Furthermore, the amount distributed shall not be taxed if the recipient is (i) a pension fund which is a U.S. resident, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund or (ii) a parent company with a controlling interest in the paying company and satisfies certain other requirements. U.S. holders (as defined below) are urged to consult their own tax advisors with respect to their eligibility for benefits under the Tax Convention.

Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate as stated above shall be applicable.

Non-resident holders of shares who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares of our common stock or ADSs by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends, or an Application Form for the Income Tax Convention, in advance through a paying handling agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide this application service for the non-resident holders. Those non-resident holders who receive dividends on listed shares through a paying handling agent may select a different procedure with respect to dividends payable on or after January 1, 2014. Under that procedure, the non-resident holders who submit a special application form to the relevant tax authority through the paying handling agent are deemed to submit the Application Form for the Income Tax Convention with respect to any dividend which will be paid by us to the non-resident holders through the paying handling agent thereafter, provided that the non-resident holders shall notify the paying handling agent of certain information regarding the dividends before the payment of the dividends. Non-resident holders who do not submit an application in advance will generally be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

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

U.S. Taxation

The following sets forth the material U.S. federal income tax consequences of the ownership of shares and ADSs by a U.S. holder, as defined below. This summary is based on U.S. federal income tax laws, including the U.S. Internal Revenue Code of 1986, or the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, and the Tax Convention (as defined above), all of which are subject to change, possibly with retroactive effect.

The following summary is not a complete analysis or description of all potential U.S. federal income tax consequences to a particular U.S. holder. It does not address all U.S. federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities, tax-exempt entities, non-U.S. persons, persons holding a share or an ADS as part of a “straddle,” “hedge,” conversion or integrated transaction, holders whose “functional currency” is not the U.S. dollar, holders liable for alternative minimum tax and holders of 10% or more of our voting shares) are subject to special tax treatment. This summary does not address any foreign, state, local or other tax consequences of investments in our shares or ADSs.

This summary addresses only shares or ADSs that are held as capital assets within the meaning of Section 1221 of the Code.

As used herein, a “U.S. holder” is a beneficial owner of shares or ADSs, as the case may be, that is:

•	a citizen or resident of the United States as determined for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust

•	the administration of which is subject to (1) the supervision of a court within the United States and (2) the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code; or

•	that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. holder” is any beneficial holder of shares or ADSs that is not a U.S. holder.

If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisor.

We urge U.S. holders to consult their own tax advisors concerning the U.S. federal, state and local and other tax consequences to them of the purchase, ownership and disposition of shares or ADSs.

This summary is based in part on the assumption that each obligation under the deposit agreement and any related agreement will be performed in accordance with its respective terms. Subject to the discussion in the next paragraph, for U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the shares represented by the ADSs. Accordingly, withdrawals or deposits of shares in exchange for ADSs generally will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have beneficial ownership of the securities underlying the ADSs). Accordingly, the discussion on the creditability of Japanese taxes and the availability of the reduced rate of tax for dividends received by certain non-corporate U.S. holders, each as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and us if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of the underlying shares. We are not aware of any intention to take any such actions, and accordingly, the remainder of this discussion assumes that holders of ADSs will be properly treated as beneficial owners of the underlying shares.

Special adverse U.S. federal income tax rules apply if a U.S. holder holds shares or ADSs of a company that is treated as a “passive foreign investment company” (a “PFIC”) for any taxable year during which the U.S. holder held shares or ADSs, as discussed in more detail below. U.S. holders should consult their own tax advisors as to the potential application of the PFIC rules to their ownership and disposition of shares or ADSs.

Taxation of Dividends

Subject to the application of the PFIC rules discussed below, U.S. holders will include the gross amount of any distribution received with respect to shares or ADSs (before reduction for Japanese withholding taxes), to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), as ordinary income in their gross income. As discussed below, for certain U.S. holders, dividends may be eligible for a reduced rate of taxation. The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. holder will not be eligible for the “dividends-received deduction” allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent that an amount received by a U.S. holder exceeds such holder’s allocable share of our current earnings and profits, such excess will be applied first to reduce such holder’s tax basis in its shares or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares or ADSs. Then, to the extent such distribution exceeds such U.S. holder’s tax basis, such excess will be treated as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and U.S. holders should therefore assume that any distribution by us with respect to shares or ADSs will constitute ordinary dividend income. The amount of the dividend will be the U.S. dollar value of the Japanese yen payments received. This value will be determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is received by the depositary in the case of U.S. holders of ADSs, or by the shareholder in the case of U.S. holders of shares, regardless of whether the dividend payment is in fact converted into U.S. dollars at that time. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have basis in such Japanese yen equal to their U.S. dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the Japanese yen will generally be treated as U.S. source ordinary income or loss. If the Japanese yen received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income.

If a U.S. holder is eligible for benefits under the Tax Convention, the holder may be able to claim a reduced rate of Japanese withholding tax. All U.S. holders should consult their tax advisors about their eligibility for reduction of Japanese withholding tax. A U.S. holder may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. A U.S. holder should not be allowed a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Tax Convention. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will constitute “passive income” or, in the case of certain U.S. holders, “financial services income.” The rules governing U.S. foreign tax credits are very complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Subject to applicable exceptions with respect to short-term and hedged positions, qualified dividends received by non-corporate U.S. holders from a qualified corporation may be eligible for reduced rates of taxation. Qualified corporations include those foreign corporations eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The Tax Convention meets these requirements. We believe that we are a qualified foreign corporation and that dividends received by U.S. investors with respect to our shares or ADSs will be qualified dividends. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year are not qualified dividends.

Passive Foreign Investment Company Considerations

Special adverse U.S. federal income tax rules apply if a U.S. holder holds shares or ADSs of a company that is treated as a PFIC, for any taxable year during which the U.S. holder held shares or ADSs. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income (the “income test”), or (ii) 50% or more of the average fair market value of its assets (determined quarterly) is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties, rents and certain gains from the sale of stock and securities. If a foreign corporation owns at least 25% (by value) of the stock of another corporation, the corporation will be treated, for purposes of the PFIC tests, as owning a proportionate share of the other corporation’s assets and receiving its proportionate share of the other corporation’s income. The determination of whether a foreign corporation is a PFIC is made annually.

Proposed Treasury regulations convert what would otherwise be passive income into non-passive income when such income is banking income earned by an active bank. Based upon these proposed Treasury regulations and certain IRS guidance relating to the treatment of certain qualifying government bonds, and upon certain management estimates and assumptions, we do not believe that we were a PFIC for the year ended March 31, 2013 because we did not meet either the income test or the asset test. The determination of whether we are a PFIC must be made annually and involves a fact-intensive analysis based upon, among other things, the composition of our income and assets and the value of our assets from time to time. It is possible that we may become a PFIC in the fiscal year ending March 31, 2014 or any future taxable year due to changes in our income or asset composition. In addition, a decrease in the price of our shares may also result in our becoming a PFIC. Furthermore, there can be no assurance that the above-described proposed Treasury regulations will be finalized in their current form or that the above IRS guidance which is scheduled to expire for taxable years beginning after 2013 will continue to apply. Moreover, the application of the proposed Treasury regulations is not clear. If we were classified as a PFIC in any year during which a U.S. holder owns shares or ADSs and the U.S. holder does not make a “mark-to-market” election, as discussed below, we generally would continue to be treated as a PFIC as to such U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our shares or ADSs.

If we were classified as a PFIC for any taxable year during which a U.S. holder holds our shares or ADSs, the U.S. holder would generally not receive capital gains treatment upon the sale of the shares or ADSs and would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of the shares or ADSs or upon the receipt of certain distributions treated as “excess distributions,” unless the U.S. holder makes the mark-to-market election described below. An excess distribution generally would be any distribution to a U.S. holder with respect to shares or ADSs during a single taxable year that is greater than 125% of the average annual distributions received by a U.S. holder with respect to shares or ADSs during the three preceding taxable years or, if shorter, during the U.S. holder’s holding period for the shares or ADSs.

Mark-to-Market Election.    If the shares or ADSs are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such shares or ADSs would constitute “marketable stock” for purposes of the PFIC rules, and a U.S. holder would not be subject to the foregoing PFIC rules if such holder made a mark-to-market election. After making such an election, the U.S. holder generally would include as ordinary income each year during which the election is in effect and during which we are a PFIC the excess, if any, of the fair market value of our shares or ADSs at the end of the taxable year over such holder’s adjusted basis in such shares or ADSs. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. holder also would be allowed to take an ordinary loss in respect of the excess, if any, of the holder’s adjusted basis in our shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. holder’s tax basis in our shares or ADSs would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the shares or ADSs cease to qualify as “marketable stock” for purposes of the PFIC rules or the Internal Revenue Service consented to the revocation of the election. In the event that we are classified as a PFIC, U.S. holders are urged to consult their tax advisors regarding the availability of the mark-to-market election, and whether the election would be advisable in the holder’s particular circumstances.

QEF Election.    The PFIC rules outlined above also would not apply to a U.S. holder if such holder alternatively elected to treat us as a “qualified electing fund” or “QEF.” An election to treat us as a QEF will not be available, however, if we do not provide the information necessary to make such an election. We will not provide U.S. holders with the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to our shares.

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

If a U.S. holder owns shares or ADSs during any year in which we are a PFIC, the U.S. holder must also file IRS Form 8621 regarding distributions received on the shares or ADSs, any gain realized on the shares or ADSs, and any “reportable election” in accordance with the instructions to such form. In addition, each U.S. holder is required to file a separate IRS Form 8621 if such U.S. holder owns shares or ADSs during any year in which we are a PFIC whether or not such U.S. holder received distributions on the shares or ADSs, realized a gain on the shares or ADSs or made a “reportable election” during such year. U.S. holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of holding shares or ADSs if the Company were considered a PFIC in any taxable year.

Taxation of Capital Gains

Subject to the application of the PFIC rules discussed above, upon a sale or other disposition of shares or ADSs, a U.S. holder will recognize a gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in such shares or ADSs. Such gains or losses will be capital gains or losses and will be long-term capital gains or losses if the U.S. holder’s holding period for such shares or ADSs exceeds one year. Long-term capital gains of non-corporate U.S. holders (including individuals) are generally eligible for reduced rates of taxation. A U.S. holder’s adjusted tax basis in its shares or ADSs will generally be the cost to the holder of such shares or ADSs. Any such gains or losses realized by a U.S. holder upon disposal of the shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations under the Code.

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

Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability if the U.S. holder provides the required information to the Internal Revenue Service. If a U.S. holder is required to and does not provide a correct taxpayer identification number, the U.S. holder may be subject to penalties imposed by the Internal Revenue Service. All holders should consult their tax advisors as to their qualification for the exemption from backup withholding and the procedure for obtaining an exemption.

In addition, certain U.S. holders who are individuals that hold certain foreign financial assets (which may include our shares or ADSs) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our shares and ADSs.

Additional Tax on Investment Income

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, shares or ADSs, subject to certain limitations and exceptions.

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

Numerous changes in our business environment have occurred as a result of globalization of the financial industry, the advancement of information technology, and changes in economic conditions. We aim to be a global and comprehensive financial group encompassing leading commercial and trust banks, and securities firms. Risk management plays an increasingly important role as the risks faced by financial groups such as us increase in scope and variety.

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

Type of Risk	Definition

Credit Risk	The risk of financial loss in credit assets (including off-balance sheet instruments) caused by deterioration in the credit conditions of counterparties. This category includes country risk.

Market Risk	Market risk is the risk of financial loss where the value of our assets and liabilities could be adversely affected by changes in market variables such as interest rates, securities prices and foreign exchange rates. Market liquidity risk is the risk of financial loss caused by the inability to secure market transactions at the required volume or price levels as a result of market turbulence or lack of trading liquidity.

Liquidity Risk	The risk of incurring loss if a poor financial position at a group company hampers the ability to meet funding requirements or necessitates fund procurement at interest rates markedly higher than normal.

Operational Risk	The risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events.

• Operations Risk	The risk of incurring loss that might be caused by negligence of correct operational processing, or by incidents or misconduct by either officers or staff, as well as other similar risks.

• Information Asset Risk	The risk of loss caused by loss, alteration, falsification or leakage of information, or by destruction, disruption, errors or misuse of information systems, as well as other similar risks.

• Reputation Risk	The risk of loss due to deterioration in reputation as a consequence of the spread of rumors among customers or in the market, or as a consequence of inadequate response to a particular circumstance by MUFG, as well as other similar risks.

Risk Management System

We have adopted an integrated risk management system to promote close cooperation among the holding company and group companies. The holding company and the major subsidiaries (which include BTMU, MUTB and MUSHD) each appoint a chief risk officer and establish an independent risk management division. The board of directors of the holding company determines risk management policies for various type of risk based on the discussions at, and reports and recommendations from, committees established specially for risk management purposes. The holding company has established committees to assist management in managing risks relevant to the Group. For example, the Corporate Risk Management Committee and the Group Credit Management Committee each deliberate important issues regarding the risk management policy and framework for the Group and report to the Executive Committee. In addition, the Risk Committee also deliberates important issues regarding the risk management policy and framework for the Group and reports to the board of directors. Following the fundamental risk management policies determined by the board of directors, each group company establishes its own systems and procedures for identifying, analyzing and managing various types of risks from both quantitative and qualitative perspectives. The holding company seeks to enhance group wide risk identification, to integrate and improve the Group’s risk management system and related methods, to maintain asset quality, and to eliminate concentrations of specific risks.

Business Continuity Management

In order to have a clear critical response rationale and associated decision-making criteria, we have developed systems designed to ensure that our operations are not interrupted or can be restored to normal quickly in the event of a natural disaster or system failure so as to minimize any disruption to customers and markets. A crisis management team within the holding company is the central coordinating body in the event of any emergency. Based on information collected from crisis management personnel at the major subsidiaries, this central body would assess the overall impact of a crisis on the Group’s business and establish task forces that could implement all countermeasures to restore full operations. We have business continuity plans to maintain continuous operational viability in the event of natural disasters, system failures and other types of emergencies. Regular training drills are conducted to upgrade the practical effectiveness of these systems.

The Great East Japan Earthquake created unprecedented and extreme circumstances, an electricity power supply shortage and a need for all companies in Japan, including us, to reduce their electricity consumption. We are conducting a comprehensive review of our existing business continuity plan to more effectively respond to these circumstances as well as further extreme scenarios, such as a sudden massive blackout in major metropolitan areas in Japan. In addition, recognizing that our operations particularly in Japan are subject to the risk of earthquakes and other natural disasters as well as accidents resulting from such disasters, and that our contingency plans may not address all eventualities that may occur in the event of a material disruption to our operations, we continue to contemplate and implement measures to augment our current business continuity management framework, including enhancing our off-site back-up data storage and other information technology systems.

Implementation of Basel Standards

Basel II, as adopted by the FSA, has been applied to Japanese banks since March 31, 2007. Certain provisions of Basel III were adopted by the FSA effective March 31, 2013 for Japanese banking institutions with international operations conducted by their foreign offices. Basel III is based on Basel II’s comprehensive regulatory framework which is built on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information. Based on the Basel principles, MUFG has adopted the Advanced Internal Ratings-Based Approach to calculate its capital requirements for credit risk since March 31, 2009. The Standardized Approach is used for some subsidiaries that are considered to be immaterial to our overall capital requirements, and UNBC has adopted a phased rollout of the Internal Ratings-Based Approach. MUFG has adopted the Advanced Measurement Approach since March 31, 2012 to calculate its capital requirements for operational risk, except that we use the Basic Indicator Approach for entities that are deemed to be less important in the calculation of the operational risk equivalent amount and for entities that are still preparing to implement the Advanced Measurement Approach. As for market risk, MUFG has adopted the Internal Models Approach mainly to calculate general market risk and adopted the Standardized Measurement Method to calculate specific risk.

In response to the recent financial crisis, the Group of Central Bank Governors and Heads of Supervision has made a series of announcements regarding the new global regulatory framework, which has been referred to as “Basel III,” to strengthen the regulation, supervision and risk management of the banking sector. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, the Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for global systemically important banks, or G-SIBs, depending on the bank’s systemic importance. The Financial Stability Board identified us as a G-SIB in its most recent annual report published in November 2012, and indicated that, as a G-SIB, we would be required to hold an additional 1.5% of Tier 1 common equity. The group of banks identified as G-SIBs is expected to be updated annually, and the first group of G-SIBs to which the stricter capital requirements will initially be applied is expected to be identified in 2014. The stricter capital requirements are expected to be implemented in phases between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019.

Based on the Basel III framework, the Japanese capital ratio framework has been revised to implement the more stringent requirements, which are being implemented in phases beginning on March 31, 2013. Likewise, local banking regulators outside of Japan, such as those in the United States, are expected to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III as adopted in those countries. We intend to carefully monitor further developments with an aim to enhance our corporate value and maximize shareholder value by integrating the various strengths within the MUFG Group. For more information on the Basel regulatory framework and requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.”

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

The following table sets forth our borrower grades:

Definition of MUFG Borrower Rating

MUFG Borrower Rating	MUFG Borrower Rating Definition
1	The capacity to meet financial commitments is extremely certain, and the borrower has the highest level of creditworthiness.
2	The capacity to meet financial commitments is highly certain, but there are some elements that may result in lower creditworthiness in the future.
3	The capacity to meet financial commitments is sufficiently certain, but there is the possibility that creditworthiness may fall in the long run.
4	There are no problems concerning the capacity to meet financial commitments, but there is the possibility that creditworthiness may fall in the long run.
5	There are no problems concerning the capacity to meet financial commitments, and creditworthiness is in the middle range.
6	There are no problems concerning the capacity to meet financial commitments presently, but there are elements that require attention if the situation changes.
7	There are no problems concerning the capacity to meet financial commitments presently, but long-term stability is poor.
8	There are no problems concerning the capacity to meet financial commitments presently, but long-term stability is poor, and creditworthiness is relatively low.
9	The capacity to meet financial commitments is somewhat poor, and creditworthiness is the lowest among “Normal” customers.
10 through 12	Borrowers who must be closely monitored because of the following business performance and financial conditions:
(1) Borrowers who have problematic business performance, such as virtually delinquent principal repayment or interest payment;
(2) Borrowers whose business performance is unsteady, or who have unfavorable financial conditions;
(3) Borrowers who have problems with loan conditions, for whom interest rates have been reduced or shelved.
10	Although business problems are not serious or their improvement is seen to be remarkable, there are elements of potential concern with respect to the borrower’s management, and close monitoring is required.
11	Business problems are serious, or require long-term solutions. Serious elements concerning business administration of the borrower have emerged, and subsequent debt repayment needs to be monitored closely.
12	Borrowers who fall under the criteria of Rating 10 or 11 and have “Restructured Loans.” Borrowers who have “Loans contractually past due 90 days or more.” (As a rule, delinquent borrowers are categorized as “Likely to Become Bankrupt,” but the definition here applies to borrowers delinquent for 90 days or more because of inheritance and other special reasons.)
13	Borrowers who pose a serious risk with respect to debt repayment, loss is likely to occur in the course of transactions. While still not bankrupt, these borrowers are in financial difficulty, with poor progress in achieving restructuring plans, and are likely to become bankrupt in the future.
14	While not legally bankrupt, borrowers who are considered to be virtually bankrupt because they are in serious financial difficulty and have no prospects for an improvement in their business operations.
15	Borrowers who are legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, or filing for legal liquidation).

The Japanese regulatory authorities require Japanese banks to categorize borrowers as follows:

•	Normal borrowers (generally corresponding to borrowers in categories 1 through 9 in our ratings), which are borrowers that are performing well, with no significant financial concerns,

•

Borrowers requiring close watch (generally corresponding to borrowers in categories 10 through 12 in our ratings), which include loans that have been amended to allow for delays or forgiveness of interest payments, borrowers experiencing difficulty in complying with loan terms and conditions and borrowers that are recording losses or performing badly,

•

Borrowers likely to become bankrupt (generally corresponding to borrowers in category 13 in our ratings), which relate to borrowers who pose a serious risk with respect to debt repayment, loss is likely to occur in the course of transactions. While still not bankrupt, these borrowers are in financial difficulty, with poor progress in achieving restructuring plans, and are likely to become bankrupt in the future,

•

Virtually bankrupt borrowers (generally corresponding to borrowers in category 14 in our ratings), which are not legally bankrupt, but borrowers who are considered to be virtually bankrupt because they are in serious financial difficulty and have no prospects for an improvement in their business operations, and

•

Bankrupt borrowers or de facto bankrupt borrowers (generally corresponding to borrowers in category 15 in our ratings), which are borrowers who are legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, or filing for legal liquidation) proceedings.

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

Based on the borrower and industry information, we assign borrower ratings mainly by applying financial scoring models—either developed internally or by third party vendors, depending on the borrower’s attributes, whether the borrower is domestic or foreign, whether the borrower is a large corporation or small and medium-sized corporation, and whether the borrower is corporate entity or another type of legal entity (such as a school, hospital or fund).

For example, for domestic small and medium-sized corporations, which constitute the largest borrower attribute in our current loan portfolio in terms of number of borrowers, we have adopted an internally developed financial scoring model, exclusively designed and developed for such attribute. We have selected various financial ratios that we believe to be useful and meaningful to quantitatively measure and assess the borrowers’ financial standings and repayment capability. Such financial ratios represent, among other things, borrowers’ growth, profitability, stability, cash flow, company size and capital efficiency. The model is periodically tested against historical results. The following is an illustration of some of the financial ratio we utilize as part of our financial scoring model:

•	To measure growth: Sales growth, and growth in total assets,

•	To measure profitability: Current profit to sales, and profit before tax to sales, and

•	To measure stability: Equity ratio and current ratio.

The financial score obtained through the models is reviewed and, when necessary, adjusted downward to reflect our qualitative assessment of the borrower’s financial strength and other factors that could affect the borrower’s ability to service the debt. For example, we take into account: capability of turning around the business (in case of borrowers with losses) or recovering positive net worth (in case of borrowers with negative net worth), industry risk, management risk, legal risk, as well as our assessment of the probability of receiving support from parent companies (if the borrower is a subsidiary of a large listed company).

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

In addition, adjustments based on industry risk are based on future prospects, applicable laws and regulations, and other factors surrounding the industry. Adjustments for management risk reflect our assessment of management’s track record, the composition of the management team including the board of directors, any management succession plan as well as the risk management and compliance framework of the borrower. Adjustments for legal risk are made when the borrower is facing a lawsuit and when there is a possibility of a significant claim payment related to product liability, intellectual property, environmental problems, building standard law, and other legal issues.

When assessing the probability of receiving support from parent companies, various factors are examined, such as the parent company’s credit standings, whether key management personnel are sent by the parent, whether the borrower is consolidated by the parent, and the proportion of the borrower in consolidated sales and profits of the parent.

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

Structured finance rating and asset securitization rating

Structured finance rating and asset securitization rating are used to evaluate and classify the quality of individual credit facilities, including guarantees and collateral, and focus on the structure, including the applicable credit period, of each credit facility. In evaluating the debt service potential of a credit facility, we scrutinize its underlying structure to determine the likelihood of the planned future cash flows being achieved.

Pool assignment

Each major banking subsidiary has its own system for pooling and rating small retail loans designed to reflect the risk profile of its loan portfolios.

Asset Evaluation and Assessment System

The asset evaluation and assessment system is used to classify assets held by us according to the probability of collection and the risk of any impairment in value based on borrower classifications consistent with the borrower ratings and the status of collateral, guarantees, and other factors.

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

We assess and monitor loan amounts and credit exposure by credit rating, industry and region. Portfolios are managed to limit concentrations of risk in specific categories in accordance with our Large Credit Guidelines.

To manage country risk, we have established specific credit ceilings by country. These ceilings are reviewed when there is a material change in a country’s credit standing, in addition to being subject to a regular periodic review.

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

We hold shares of various corporate clients for strategic purposes, in particular to maintain long-term relationships with these clients. These investments have the potential to increase business revenue and appreciate in value. At the same time, we are exposed to the risk of price fluctuation in the Japanese stock market. For that reason, in recent years, it has been a high priority for us to reduce our equity portfolio to limit the risks associated with holding a large equity portfolio, but also to respond to applicable regulatory requirements as well as increasing market expectation and demands for us to reduce our equity portfolio. We are required to comply with a regulatory framework that prohibits Japanese banks from holding an amount of shares in excess of their adjusted Tier 1 capital after September 2006.

We use quantitative analysis to manage the risks associated with the portfolio of equities held for strategic purposes. According to internal calculations, the market value of our strategically held (Tokyo Stock Exchange-listed) stocks (excluding foreign stock exchange-listed stocks) as of March 31, 2013 was subject to a variation of approximately ¥3.77 billion when TOPIX index moves one point in either direction.

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

Market risk for trading and non-trading activities is measured using a uniform market risk measurement model. The principal model used for these activities is historical simulation, or HS, model (holding period, 10 business days; confidence interval, 99%; and observation period, 701 business days). The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past. This method is designed to capture certain statistically infrequent movements, such as a fat tail, and accounts for the characteristics of financial instruments with non-linear behavior. The holding company and banking subsidiaries also use the HS model to calculate as part of the calculation of their Basel III regulatory capital adequacy ratios.

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

Summaries of Market Risks (Fiscal Year Ended March 31, 2013)

Trading activities

The aggregate VaR for our total trading activities as of March 31, 2013 was ¥12.94 billion, comprising interest rate risk exposure of ¥12.38 billion, foreign exchange risk exposure of ¥3.19 billion, and equity-related risk exposure of ¥1.17 billion. Compared with the VaR as of March 31, 2012, we experienced an increase in market risk during the fiscal year ended March 31, 2013, primarily due to increase in yen interest rate and foreign exchange risks.

Our average daily VaR for the fiscal year ended March 31, 2013 was ¥9.86 billion. Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 64%, foreign exchange risk for approximately 26% and equity-related risk for approximately 6%, of our total trading activity market risks.

Due to the nature of trading operations which involves frequent changes in trading positions, market risk varied substantially during the fiscal year, depending on our trading positions.

The following tables set forth the VaR related to our trading activities by risk category for the periods indicated:

April 1, 2011—March 31, 2012	Average	Maximum(1)	Minimum(1)	March 31, 2012
	(in billions)
MUFG	¥12.62	¥22.46	¥6.37	¥6.37
Interest rate	12.71	19.23	6.79	6.79
Yen	5.92	9.48	3.23	3.54
U.S. Dollars	6.70	10.44	2.06	2.23
Foreign exchange	4.79	14.11	0.76	0.82
Equities	0.81	2.43	0.13	0.13
Commodities	0.43	1.43	0.15	0.29
Less diversification effect	(6.12)	—	—	(1.66)

April 1, 2012—March 31, 2013	Average	Maximum(1)	Minimum(1)	March 31, 2013
	(in billions)
MUFG	¥9.86	¥15.32	¥6.55	¥12.94
Interest rate	8.44	12.38	6.42	12.38
Yen	4.37	8.35	2.55	8.35
U.S. Dollars	3.34	6.98	1.89	2.69
Foreign exchange	3.40	7.72	0.34	3.19
Equities	0.79	3.50	0.12	1.17
Commodities	0.48	1.06	0.15	0.51
Less diversification effect	(3.25)	—	—	(4.31)

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the fiscal year ended March 31, 2013 was as follows:

Quarter	Daily average VaR
(in billions)
April—June 2012	¥8.18
July—September 2012	8.79
October—December 2012	11.21
January—March 2013	11.27

The quantitative market risk figures from trading activities tend to fluctuate widely due to the market sensitive nature of the trading business. During the fiscal year ended March 31, 2013, the revenue from our trading activities has been relatively stable, keeping positive numbers in 241 days out of 259 trading days in the period. During the same period, there were 95 days with positive revenue exceeding ¥1 billion and no days with negative revenue exceeding minus ¥1 billion.

Non-trading Activities

The aggregate VaR for our total non-trading activities as of March 31, 2013, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥413.0 billion. Market risks related to interest rates equaled ¥422.3 billion and equities-related risks equaled ¥108.5 billion.

Compared with the VaR for MUFG at March 31, 2012, the decrease in the overall market risk was ¥58.3 billion. Market risks related to interest rates decreased ¥31.0 billion. Equity related risks increased ¥29.3 billion.

Based on a simple sum of figures across market risk categories, interest rate risks accounted for approximately 80% of our total non-trading activity market risks. Looking at a breakdown of interest rate related risk by currency, at March 31, 2013, the yen accounted for approximately 44% while the U.S. dollar accounted for approximately 40%, and the Euro approximately 16%.

The following table shows the VaR related to our non-trading activities by risk category for the fiscal year ended March 31, 2013:

April 1, 2012—March 31, 2013	Average	Maximum(1)	Minimum(1)	March 31, 2013
	(in billions)
Interest rate	¥443.1	¥500.0	¥402.3	¥422.3
Yen	216.4	247.7	184.3	227.9
U.S. Dollars	268.5	300.2	203.4	206.6
Foreign exchange	0.4	1.7	0.0	0.3
Equities	74.8	110.4	57.9	108.5
Total(1)	446.3	499.8	413.0	413.0

Assumptions for VaR calculations:
Historical simulation method
Holding period: 10 business days
Confidence interval: 99%
Observation period: 701 business days

Note:
(1)	The maximum and minimum VaR overall for each category and in total were taken from different days. The equities-related risk figures do not include market risk exposure from our strategic equity portfolio. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily interest rate VaR by quarter in the fiscal year ended March 31, 2013 was as follows.

Quarter	Daily average VaR
(in billions)
April—June 2012	¥422.30
July—September 2012	446.93
October—December 2012	451.01
January—March 2013	452.60

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of March 31, 2013 against that as of March 31, 2012, there were a 10 percentage point increase in Japanese yen from 34% to 44%, a 6 percentage point increase in Euro from 10% to 16%, and a 16 percentage point decrease in U.S. dollar from 56% to 40%.

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

Actual losses exceeded VaR one time in the fiscal year ended March 31, 2013. This means that our VaR model provided reasonably accurate measurements of market risk during the fiscal year.

The following graph shows daily VaR of trading activities and the distribution of corresponding actual daily realized and unrealized profits or losses for the fiscal year ended March 31, 2013:

The following graph shows VaR of trading activities and actual realized and unrealized profits and losses on a daily basis for the fiscal year ended March 31, 2013:

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

In light of increased market volatility since the second half of the calendar year 2007, we have implemented additional tests under various stress scenarios to supplement VaR and are applying the test results to risk management.

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

Regulatory Capital Requirements for Operational Risk

(1) Adoption of the Advanced Measurement Approach (AMA)

We have employed the AMA since March 31, 2012, in place of the Standardized Approach that we had been using previously, for calculation of the operational risk equivalent amount in connection with measuring capital adequacy ratios based on the Basel Standards. On the other hand, we use the Basic Indicator Approach, or BIA, for entities that are deemed to be less important in the calculation of the operational risk equivalent amount and for entities that are still preparing to implement the AMA.

(2) Outline of AMA

We have established a measurement model designed to account for four data elements—internal loss data, external loss data, scenario analysis, and business environment and internal control factors, or BEICFs—and calculate the operational risk equivalent amount by estimating the maximum loss using a 99.9th percentile one-tailed confidence interval and a one-year holding period.

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

(3) Outline of Measurement Model

Our operational risk equivalent amount measured under the AMA is a simple sum of the amounts calculated separately for BTMU on a consolidated basis, MUTB on a consolidated basis, and the total amount for other Group companies (including the holding company, MUSHD and Mitsubishi UFJ NICOS). For each of BTMU and MUTB on consolidated basis, the operational risk equivalent amount is a simple sum of the amounts calculated based on the seven loss event types defined by the Basel Standards. For other Group companies, the operational risk equivalent amount is a simple sum of the amounts calculated based on eight loss event types consisting of the seven loss event types defined by the Basel Standards and an additional loss event type representing losses relating to repayment of excess interest associated with the consumer finance business of a subsidiary. We do not reflect the correlation effects among the loss event types in the calculation of our operational risk equivalent amount.

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

Compliance

Basic Policy

We have clarified our mission, our vision and our values in the Corporate Vision and have expressed our commitment to meeting the expectations of customers and society as a whole. Furthermore, we have established Principles of Ethics and Conduct as the guidelines for how the Group’s directors and employees act to realize the Corporate Vision, in which we have expressed our commitment to complying with laws and regulations, to acting with honesty and integrity, and to behaving in a manner that supports and strengthens the trust and confidence of society.

In addition, as we expand the geographic scope of our business globally, we are committed to keeping abreast with developments in laws and regulations of the jurisdictions in which we operate including anti-money laundering and anti-bribery, as well as paying attention to trends in financial crimes.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Legal and regulatory changes could have a negative impact on our business, financial condition and results of operations.” and

“Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may become subject to regulatory actions or other legal proceedings relating to our transactions or other aspects of our operations, which could result in significant financial losses, restrictions on our operations and damage to our reputation.” See also “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation.”

Principles of Ethics and Conduct

Introduction

Our Principles of Ethics and Conduct establish clear and consistent standards for all MUFG directors and employees to guide decisions and actions. They reflect and augment the MUFG Corporate Vision. The principles are organized in three sections. Chapter 1 presents the attitude that we adopt towards our customers, namely to act with honesty and integrity and pursue their best interests, which is a core component of our business practices. Chapter 2 presents a set of standards to help us fulfill our responsibilities as a good corporate citizen. Our reputation depends upon the trust and confidence of our customers and other stakeholders, including local communities, and we are responsible to society on a global level. Chapter 3 describes the actions and mindset that are believed to create a stimulating and supportive work environment as MUFG continues to grow. Our success depends on building and maintaining a dynamic workplace where all employees can reach their full potential in ways that support our customers and contribute to society as a whole.

Outline / Overview

Chapter 1 Customer Focus

We place our diverse customers at the center of all of our activities and always strive to act in their best interests. MUFG is able to thrive today because of the trust and confidence that customers have placed in us as a result of years of commitment to fair, transparent, and honorable dealings.

Our business culture should not be driven by the prospect of short-term, immediate gains. Instead, we place a premium on supporting long-term, sustainable relationships with our customers to help them meet their goals.

1-1. Acting with Honesty and Integrity

We always place our diverse customers at the center of all of our activities and act with honesty and integrity in all of our dealings with them. We protect customer assets, including their personal information, and strive at all times not to damage their interests.

1-2. Controlling Quality

In order to earn the lasting trust and confidence of our customers, we maintain thorough quality control of our products and services in all aspects from product design and development to delivery, and continually improve our processes to provide accurate and secure transactions.

1-3. Exceeding Customer Expectations

We strive to satisfy the diverse needs of our customers worldwide and to exceed their expectations through the highest standards of professionalism and by effectively leveraging our global network and consolidated strength.

Chapter 2 Responsibility as a Corporate Citizen

As a member of MUFG with global operations, we act honorably, with honesty and integrity, and comply at all times with laws, regulations, rules, and internal policies globally. We strive to maintain stability and confidence in the global financial system and to contribute to the sound growth and development of society. We strive to behave in a manner that supports and strengthens the trust and confidence that MUFG has built up over the years.

2-1. Adherence to Laws and Regulations

We always judge and act with honesty and integrity, do what is right, and comply with both the letter and the spirit of the laws, regulations, and rules that apply to us. We avoid insider trading, do not engage in anti-competitive conduct or any form of corrupt activity, and publicly disclose corporate information in an appropriate manner.

2-2. Combating Criminal Activity

We do not conduct business with criminal elements. We do not allow our financial products and services to be used for illegal or improper activities such as money laundering, fraud, or financing terrorist activities.

2-3. Commitment to Social Sustainability

We respect the history, culture, and customs of local communities and strive to contribute to their development and the protection of the environment through our corporate activities and employee volunteer efforts.

Chapter 3 Ethical and Dynamic Workplace

We are committed to creating a working environment that fosters mutual respect among MUFG employees, supports the full expression of our individuality as professionals, promotes the power of teamwork, honors diversity, transcends differences, and embraces new challenges.

3-1. Stimulating Workplace

We strive to enhance our knowledge and expertise, focus on maximizing the value of teamwork, and view changes in the business environment as opportunities to launch new initiatives.

3-2. Ethical Workplace

We respect the diversity and human rights of all MUFG employees. We do not engage in or tolerate discrimination, harassment, intimidation, or any other behavior or activity that is inconsistent with these core beliefs. We report any violations of laws and rules, and we manage corporate assets appropriately.

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

The holding company and each major subsidiary have also established voluntary committees, such as an Internal Audit and Compliance Committee, where members with no prior employment relationship with the Group account for a majority, and a Group Compliance Committee. Through these measures, we have established a structure for deliberating key issues related to compliance. Additionally, the holding company has the Group Chief Compliance Officer, or CCO, Committee which deliberates important matters related to compliance and compliance-related issues for which the Group should share a common understanding.

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

Fees, charges and other payments relating to ADSs

As a holder of our ADSs, you will be required to pay to The Bank of New York Mellon, as depositary for the ADRs, or the “Depositary,” either directly or indirectly, the following fees or charges. The Depositary collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.

ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADR, including as a result of a distribution of shares or rights or other property Each cancellation of an ADR, including if the agreement terminates

$0.02 (or less) per ADS	Any cash distribution, to the extent permitted by any securities exchange on which the ADSs may be listed for trading

A fee equivalent to the fee that would be payable if securities distributed to the ADS holder had been shares and the shares had been deposited for issuance of ADRs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders

Registration or transfer fees	Transfer and registration of shares on the share register from your name to the name of The Bank of New York Mellon or its agent and vice versa when you deposit or withdraw shares

Expenses of The Bank of New York Mellon	Conversion of foreign currency to U.S. dollars, as well as cable, telex and facsimile transmission expenses

Taxes and other governmental charges The Bank of New York Mellon or BTMU, as custodian, have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Fees Waived by the Depositary for the Fiscal Year Ended March 31, 2013

For the fiscal year ended March 31, 2013, the Depositary waived $134,056.70 of standard out-of-pocket maintenance costs for the ADSs, which consisted of the expenses of postage and envelopes for mailing annual reports, printing and distributing dividend checks, stationery, postage, facsimile, and telephone calls.

Fees Waived by the Depositary for Future Periods

The Depositary has agreed to waive the standard out-of-pocket administrative, maintenance and other expenses for providing services to the registered holders of our ADSs. The Depositary has also agreed to reimburse us for expenses related to the administration and maintenance of the ADS program, including investor relations expenses, the annual New York Stock Exchange listing fees and other program-related expenses. There is a limit on the amount of expenses for which the Depositary will reimburse us based on the number of outstanding ADSs.

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

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2013.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, MUFG’s principal executive and principal financial officers, and effected by MUFG’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of MUFG,

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of MUFG are being made only in accordance with authorizations of management and directors of MUFG, and

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

Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2013 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2013.

The effectiveness of our internal control over financial reporting as of March 31, 2013 has been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in its report, presented on page 203.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the internal control over financial reporting of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2013 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The MUFG Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the MUFG Group’s internal control over financial reporting based on our audit.

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

In our opinion, the MUFG Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the MUFG Group as of March 31, 2013, and the related consolidated statements of income, comprehensive income, equity, and cash flows for the year ended March 31, 2013 (all expressed in Japanese Yen) and our report dated July 22, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu LLC

DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

July 22, 2013

Item 16A.	Audit Committee Financial Expert.

Our board of corporate auditors has determined that Mr. Hideo Kojima, a corporate auditor, is an “audit committee financial expert” as defined in Item 16A. of Form 20-F and is “independent” as defined in the listing standards of the New York Stock Exchange. Mr. Kojima has spent most of his professional career as a certified public accountant in Japan, auditing Japanese corporations, including those registered with the U.S. Securities and Exchange Commission. Mr. Kojima is an “outside corporate auditor” under Japanese law.

Item 16B.	Code of Ethics.

We have adopted a code of ethics, which consists of internal rules named Principles of Ethics and Conduct, compliance rules, compliance manual and rules of employment. Each of these rules applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. On December 3, 2012, we updated our pre-existing ethical framework and code of conduct and renamed it as “Principles of Ethics and Conduct.” The updates were intended to further clarify the fundamental principles of, and reorganize and improve the presentation of, our rules that were previously set forth in the ethical framework and code of conduct as part of our ongoing effort to enhance our corporate governance framework in accordance with our Corporate Vision. For a description of our Corporate Vision, see “Item 4.B. Information on the Company—Business Overview.”

A copy of the Principles of Ethics and Conduct and the sections of our compliance rules, compliance manual and rules of employment relating to the “code of ethics” (as defined in paragraph (b) of Item 16B of Form 20-F) is attached as Exhibit 11 to this Annual Report. For a detailed discussion of our current compliance structure, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Compliance.” No waivers of the Principles of Ethics and Conduct or the ethical framework and code of conduct, as applicable, or the relevant sections of our compliance rules, compliance manual and rules of employment were granted to our principal executive officer, principal financial officer, principal accounting officer, directors or corporate auditors during the fiscal year ended March 31, 2013.

Item 16C.	Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu LLC

The aggregate fees billed by Deloitte Touche Tohmatsu LLC, our independent registered public accounting firm and its affiliates, for the fiscal years ended March 31, 2012 and 2013 are presented in the following table:

	2012	2013
	(in millions)
Audit fees	¥5,312	¥5,604
Audit-related fees	341	426
Tax fees	198	308
All other fees	—	—

Total	¥5,851	¥6,338

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

All other fees—We were billed no other fees by Deloitte Touche Tohmatsu LLC for each of the fiscal years ended March 31, 2012 and 2013.

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

Pre-approval is resolved in principle by our board of corporate auditors prior to engagement, although if necessary a full-time corporate auditor may consider any case-by-case application for pre-approval on behalf of the board of corporate auditors prior to the next scheduled board of corporate auditors meeting. Such decisions made individually by a full-time corporate auditor are reported to and ratified by the board of corporate auditors as appropriate at the next scheduled board of corporate auditors meeting.

Fees approved pursuant to the procedures described in paragraph 2-01(c)(7)(i)(C) of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were approximately 1.2% for the fiscal year ended March 31, 2012 and approximately 0.2% for the fiscal year ended March 31, 2013.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Common Stock

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2012	2,283	¥402.26	—	—
May 1 to May 31, 2012	1,611	359.86	—	—
June 1 to June 30, 2012	1,484	355.50	—	—
July 1 to July 31, 2012	4,148	375.77	—	—
August 1 to August 31, 2012	2,916	373.22	—	—
September 1 to September 30, 2012	2,003	368.91	—	—
October 1 to October 31, 2012	2,088	365.31	—	—
November 1 to November 30, 2012	2,799	365.68	—	—
December 1 to December 31, 2012	3,210	398.92	—	—
January 1 to January 31, 2013	4,848	466.95	—	—
February 1 to February 28, 2013	4,600	520.34	—	—
March 1 to March 31, 2013	5,043	549.56	—	—

Total	37,033	429.54	—	—

Note:
(1)	All of the purchased shares were shares constituting less than one unit (100 shares) purchased from registered holders of such shares at the current market price of those shares.

We did not make any purchases of our shares other than the above for the fiscal year ended March 31, 2013.

In connection with UNBC’s stock bonus plan, 1,881,735 ADSs were purchased by the trustee of the independent trust in the fiscal year ended March 31, 2013. In the same fiscal year, no ADSs were purchased by the trustee of the independent trust in connection with BTMU Headquarters for the Americas’ stock bonus plan. For descriptions of UNBC’s stock bonus plan and BTMU Headquarters for the Americas’ stock bonus plan, see “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

As of June 30, 2013, MUFG has two outside directors as members of its board of directors. Under the Company Law of Japan, an “outside director” is defined as a director who has not served as an executive director

(gyomu shikko torishimariyaku), executive officer (shikkoyaku), manager (shihainin) or any other type of employee of the relevant company or any of its subsidiaries prior to his or her appointment.

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

As of June 30, 2013, MUFG had five corporate auditors, three of whom are outside corporate auditors.

3. A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.

Under the Company Law, MUFG and other Japanese companies (excluding companies with committees established pursuant to the Company Law) are not obliged to establish a compensation committee.

MUFG has voluntarily established a nomination and compensation committee to support MUFG’s board of directors. The nomination and compensation committee, a majority of which is comprised of outside directors, deliberates matters relating to the appointment and dismissal of MUFG’s directors and the directors of MUFG’s subsidiaries, the compensation framework of MUFG’s directors and the directors of MUFG’s subsidiaries, as well as the compensation of MUFG’s top management and the top management of MUFG’s subsidiaries. The nomination and compensation committee makes reports and proposals to the board of directors about important matters for deliberation and necessary improvement measures.

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

Under the Company Law, the Financial Instruments and Exchange Law of Japan and applicable stock exchange rules, Japanese companies, including MUFG, are not obliged to adopt and disclose corporate governance guidelines or a code of business conduct and ethics for directors, officers and employees. In order to further enhance its disclosure, however, MUFG has decided to disclose the details of its corporate governance in its periodic reports and other disclosure documents.

MUFG has also adopted a code of ethics, compliance rules and a compliance manual which it believes are compliant with the requirements for a Code of Ethics as set forth under Section 406 of the U.S. Sarbanes-Oxley Act. MUFG has disclosed the relevant sections of its code of ethics, compliance rules and compliance manual as an exhibit to this Annual Report. No exemptions from MUFG’s code of ethics, compliance rules or compliance manual were granted to its directors or executives during the fiscal year ended March 31, 2013.

7. A NYSE-listed U.S. company must hold regularly scheduled executive sessions where participants are limited to non-management directors.

Under the Company Law, Japanese corporations are not obliged to hold executive sessions where participants are limited to non-management directors. Such executive sessions are also not required under MUFG’s internal corporate governance rules.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

Item 18.	Financial Statements.

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Item 19.	Exhibits.

Exhibit	Description
1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 27, 2013. (English translation)

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)**

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)**

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English Translation)*

2(a)	Form of American Depositary Receipt.***

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.***

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11

Principles of Ethics and Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

Exhibit	Description
101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 2, 2009.
**	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 28, 2011.
***	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 23, 2012.

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

Average Balance Sheets, Interest and Average Rates

The following table shows our average balances, interest and average interest rates for the fiscal years ended March 31, 2011, 2012 and 2013. Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of our operations.

	Fiscal years ended March 31,
	2011			2012			2013
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks:
Domestic	¥844,158	¥2,334	0.28%	¥1,866,249	¥2,412	0.13%	¥2,855,051	¥3,964	0.14%
Foreign	4,155,697	26,854	0.65	4,976,720	37,551	0.75	3,763,476	23,340	0.62

Total	4,999,855	29,188	0.58	6,842,969	39,963	0.58	6,618,527	27,304	0.41

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	2,605,457	4,689	0.18	3,409,929	5,299	0.16	3,133,225	3,456	0.11
Foreign	7,795,164	56,498	0.72	8,221,074	88,089	1.07	6,972,640	53,376	0.77

Total	10,400,621	61,187	0.59	11,631,003	93,388	0.80	10,105,865	56,832	0.56

Trading account assets:
Domestic	7,570,433	54,525	0.72	5,317,152	44,358	0.83	5,780,004	45,367	0.78
Foreign	12,284,124	250,689	2.04	14,985,875	271,384	1.81	18,504,836	349,421	1.89

Total	19,854,557	305,214	1.54	20,303,027	315,742	1.56	24,284,840	394,788	1.63

Investment securities(1):
Domestic	51,269,029	305,405	0.60	54,336,768	306,903	0.56	55,159,363	259,420	0.47
Foreign(2)	5,949,686	184,329	3.10	3,838,534	244,863	6.38	4,617,964	111,407	2.41

Total	57,218,715	489,734	0.86	58,175,302	551,766	0.95	59,777,327	370,827	0.62

Loans(3):
Domestic	68,633,228	1,157,071	1.69	65,926,637	1,041,921	1.58	67,831,943	964,031	1.42
Foreign	19,153,409	507,750	2.65	21,300,209	553,176	2.60	25,205,754	613,739	2.43

Total	87,786,637	1,664,821	1.90	87,226,846	1,595,097	1.83	93,037,697	1,577,770	1.70

Total interest-earning assets:
Domestic	130,922,305	1,524,024	1.16	130,856,735	1,400,893	1.07	134,759,586	1,276,238	0.95
Foreign	49,338,080	1,026,120	2.08	53,322,412	1,195,063	2.24	59,064,670	1,151,283	1.95

Total	180,260,385	2,550,144	1.41	184,179,147	2,595,956	1.41	193,824,256	2,427,521	1.25

Non-interest-earning assets:
Cash and due from banks	2,757,581			2,651,846			3,131,561
Other non-interest-earning assets	23,068,649			26,235,174			30,016,918
Allowance for credit losses	(1,304,631)			(1,230,778)			(1,289,950)

Total non-interest- earning assets	24,521,599			27,656,242			31,858,529

Total assets	¥204,781,984			¥211,835,389			¥225,682,785

Notes:

(1)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Interest income on foreign activities for the fiscal year ended March 31, 2012 includes a gain of ¥139,320 million on conversion rate adjustment of Morgan Stanley’s convertible preferred stock. Exclusive of the gain associated with the conversion, the average rate would have been lower at 2.90% rather than 6.38% for the fiscal year ended March 31, 2012.
(3)	Average balances on loans outstanding include all nonaccrual and restructured loans. See “III. Loan Portfolio.” The amortized portion of net loan origination fees (costs) is included in interest income on loans, which accounts for an insignificant amount of an adjustment to the yields.

	Fiscal years ended March 31,
	2011			2012			2013
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions, except percentages)
Liabilities and equity:
Interest-bearing liabilities:
Deposits:
Domestic	¥97,986,094	¥136,243	0.14%	¥97,953,258	¥101,673	0.10%	¥99,884,032	¥77,708	0.08%
Foreign	19,787,919	119,947	0.61	19,678,674	127,185	0.65	23,436,714	134,359	0.57

Total	117,774,013	256,190	0.22	117,631,932	228,858	0.19	123,320,746	212,067	0.17

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	10,437,839	27,043	0.26	12,456,171	34,148	0.27	16,284,255	35,030	0.22
Foreign	8,643,969	45,616	0.53	9,055,602	60,956	0.67	7,948,167	28,793	0.36

Total	19,081,808	72,659	0.38	21,511,773	95,104	0.44	24,232,422	63,823	0.26

Due to trust account—Domestic	674,622	807	0.12	608,061	647	0.11	590,150	665	0.11

Other short-term borrowings and trading account liabilities:
Domestic	8,084,897	40,445	0.50	10,558,305	39,425	0.37	10,247,601	35,928	0.35
Foreign	2,286,431	22,384	0.98	2,552,810	22,232	0.87	3,153,184	16,414	0.52

Total	10,371,328	62,829	0.61	13,111,115	61,657	0.47	13,400,785	52,342	0.39

Long-term debt:
Domestic	9,724,767	166,190	1.71	9,340,803	159,553	1.71	8,968,836	135,295	1.51
Foreign	3,718,126	111,998	3.01	3,216,885	94,320	2.93	2,886,502	92,226	3.20

Total	13,442,893	278,188	2.07	12,557,688	253,873	2.02	11,855,338	227,521	1.92

Total interest-bearing liabilities:
Domestic	126,908,219	370,728	0.29	130,916,598	335,446	0.26	135,974,874	284,626	0.21
Foreign	34,436,445	299,945	0.87	34,503,971	304,693	0.88	37,424,567	271,792	0.73

Total	161,344,664	670,673	0.42	165,420,569	640,139	0.39	173,399,441	556,418	0.32

Non-interest-bearing liabilities	34,450,191			37,820,510			43,038,814

Total equity	8,987,129			8,594,310			9,244,530

Total liabilities and equity	¥204,781,984			¥211,835,389			¥225,682,785

Net interest income and interest rate spread		¥1,879,471	0.99%		¥1,955,817	1.02%		¥1,871,103	0.93%

Net interest income as a percentage of total interest-earning assets			1.04%			1.06%			0.97%

The percentage of total average assets attributable to foreign activities was 28.9%, 29.5% and 31.5%, respectively, for the fiscal years ended March 31, 2011, 2012 and 2013.

The percentage of total average liabilities attributable to foreign activities was 29.4%, 30.1% and 32.1%, respectively, for the fiscal years ended March 31, 2011, 2012 and 2013.

Analysis of Net Interest Income

The following table shows changes in our net interest income by changes in volume and by changes in rate for the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011, and the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012.

	Fiscal year ended March 31, 2011 versus fiscal year ended March 31, 2012			Fiscal year ended March 31, 2012 versus fiscal year ended March 31, 2013
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest income:
Interest-earning deposits in other banks:
Domestic	¥1,781	¥(1,703)	¥78	¥1,361	¥191	¥1,552
Foreign	5,787	4,910	10,697	(8,212)	(5,999)	(14,211)

Total	7,568	3,207	10,775	(6,851)	(5,808)	(12,659)

Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	1,311	(701)	610	(403)	(1,440)	(1,843)
Foreign	3,238	28,353	31,591	(12,051)	(22,662)	(34,713)

Total	4,549	27,652	32,201	(12,454)	(24,102)	(36,556)

Trading account assets:
Domestic	(17,906)	7,739	(10,167)	3,725	(2,716)	1,009
Foreign	51,030	(30,335)	20,695	66,029	12,008	78,037

Total	33,124	(22,596)	10,528	69,754	9,292	79,046

Investment securities(2):
Domestic	17,767	(16,269)	1,498	4,582	(52,065)	(47,483)
Foreign(3)	(82,790)	143,324	60,534	42,110	(175,566)	(133,456)

Total	(65,023)	127,055	62,032	46,692	(227,631)	(180,939)

Loans:
Domestic	(44,526)	(70,624)	(115,150)	29,436	(107,326)	(77,890)
Foreign	55,931	(10,505)	45,426	96,705	(36,142)	60,563

Total	11,405	(81,129)	(69,724)	126,141	(143,468)	(17,327)

Total interest income:
Domestic	(41,573)	(81,558)	(123,131)	38,701	(163,356)	(124,655)
Foreign	33,196	135,747	168,943	184,581	(228,361)	(43,780)

Total	¥(8,377)	¥54,189	¥45,812	¥223,282	¥(391,717)	¥(168,435)

Notes:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”
(2)	Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(3)	Interest income on foreign activities includes a gain of ¥139,320 million on conversion rate adjustment of Morgan Stanley’s convertible preferred stock for the fiscal year ended March 31, 2012 and related preferred dividends of ¥66,034 million for the fiscal year ended March 31, 2011. Exclusive of the effect of the conversion, the decrease due to changes in volume was ¥39,305 million and the increase due to changes in rate was ¥26,553 million for the fiscal year ended March 31, 2012 compared to the fiscal year ended March 31, 2011. Also, the increase due to changes in volume was ¥25,432 million and the decrease due to changes in rate was ¥19,568 million for the fiscal year ended March 31, 2013 compared to the fiscal year ended March 31, 2012.

	Fiscal year ended March 31, 2011 versus fiscal year ended March 31, 2012			Fiscal year ended March 31, 2012 versus fiscal year ended March 31, 2013
	Increase (decrease) due to changes in		Net change	Increase (decrease) due to changes in		Net change
	Volume(1)	Rate(1)		Volume(1)	Rate(1)
	(in millions)
Interest expense:
Deposits:
Domestic	¥(46)	¥(34,524)	¥(34,570)	¥1,967	¥(25,932)	¥(23,965)
Foreign	(666)	7,904	7,238	22,564	(15,390)	7,174

Total	(712)	(26,620)	(27,332)	24,531	(41,322)	(16,791)

Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Domestic	5,463	1,642	7,105	9,166	(8,284)	882
Foreign	2,260	13,080	15,340	(6,734)	(25,429)	(32,163)

Total	7,723	14,722	22,445	2,432	(33,713)	(31,281)

Due to trust account—Domestic	(75)	(85)	(160)	(19)	37	18

Other short-term borrowings and trading account liabilities:
Domestic	10,658	(11,678)	(1,020)	(1,137)	(2,360)	(3,497)
Foreign	2,460	(2,612)	(152)	4,453	(10,271)	(5,818)

Total	13,118	(14,290)	(1,172)	3,316	(12,631)	(9,315)

Long-term debt:
Domestic	(6,559)	(78)	(6,637)	(6,165)	(18,093)	(24,258)
Foreign	(14,763)	(2,915)	(17,678)	(10,151)	8,057	(2,094)

Total	(21,322)	(2,993)	(24,315)	(16,316)	(10,036)	(26,352)

Total interest expense:
Domestic	9,441	(44,723)	(35,282)	3,812	(54,632)	(50,820)
Foreign	(10,709)	15,457	4,748	10,132	(43,033)	(32,901)

Total	¥(1,268)	¥(29,266)	¥(30,534)	¥13,944	¥(97,665)	¥(83,721)

Net interest income:
Domestic	¥(51,014)	¥(36,835)	¥(87,849)	¥34,889	¥(108,724)	¥(73,835)
Foreign	43,905	120,290	164,195	174,449	(185,328)	(10,879)

Total	¥(7,109)	¥83,455	¥76,346	¥209,338	¥(294,052)	¥(84,714)

Note:

(1)	Volume/rate variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total “net change.”

II.	Investment Portfolio

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2011, 2012 and 2013:

	At March 31,
	2011			2012			2013
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in millions)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥44,756,826	¥44,719,622	¥(37,204)	¥48,736,276	¥48,882,662	¥146,386	¥49,159,827	¥49,479,954	¥320,127
Corporate bonds	2,851,439	2,931,950	80,511	2,227,855	2,294,537	66,682	1,644,555	1,696,529	51,974
Marketable equity securities	2,635,801	3,652,035	1,016,234	2,305,916	3,427,722	1,121,806	2,220,507	4,092,121	1,871,614
Other securities	575,417	580,527	5,110	494,185	500,454	6,269	551,447	561,082	9,635

Total domestic	50,819,483	51,884,134	1,064,651	53,764,232	55,105,375	1,341,143	53,576,336	55,829,686	2,253,350

Foreign:
U.S. Treasury and other U.S. government agencies bonds	590,333	596,995	6,662	546,813	551,825	5,012	204,330	207,871	3,541
Other governments and official institutions bonds	382,842	391,796	8,954	406,551	419,403	12,852	497,174	508,425	11,251
Mortgage-backed securities	1,105,307	1,103,924	(1,383)	1,182,554	1,193,627	11,073	1,426,238	1,455,246	29,008
Other securities	351,729	353,032	1,303	468,580	470,171	1,591	844,092	842,841	(1,251)

Total foreign	2,430,211	2,445,747	15,536	2,604,498	2,635,026	30,528	2,971,834	3,014,383	42,549

Total	¥53,249,694	¥54,329,881	¥1,080,187	¥56,368,730	¥57,740,401	¥1,371,671	¥56,548,170	¥58,844,069	¥2,295,899

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥1,026,443	¥1,034,430	¥7,987	¥590,147	¥594,517	¥4,370	¥232,881	¥234,764	¥1,883
Other securities	137,237	138,506	1,269	43,709	43,789	80	600	600	—

Total domestic	1,163,680	1,172,936	9,256	633,856	638,306	4,450	233,481	235,364	1,883

Foreign:
U.S. Treasury and other U.S. government agencies bonds	193,339	196,143	2,804	141,810	142,740	930	40,414	41,808	1,394
Other governments and official institutions bonds	699,977	701,480	1,503	485,061	487,653	2,592	243,901	244,916	1,015
Other securities	960,193	988,439	28,246	1,124,641	1,161,990	37,349	1,613,368	1,665,982	52,614

Total foreign	1,853,509	1,886,062	32,553	1,751,512	1,792,383	40,871	1,897,683	1,952,706	55,023

Total	¥3,017,189	¥3,058,998	¥41,809	¥2,385,368	¥2,430,689	¥45,321	¥2,131,164	¥2,188,070	¥56,906

Nonmarketable equity securities presented in Other investment securities in the accompanying consolidated financial statements were primarily carried at cost of ¥1,667,220 million, ¥876,333 million and ¥864,052 million, at March 31, 2011, 2012 and 2013, respectively. The corresponding fair values at those dates were not readily determinable. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers presented in Other investment securities were carried at fair value of ¥37,024 million, ¥33,432 million and ¥25,900 million, at March 31, 2011, 2012 and 2013, respectively.

The following table presents the book values, maturities and weighted average yields of investment securities available for sale and being held to maturity, excluding equity securities, at March 31, 2013. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material:

	Maturities within one year		Maturities after one year but within five years		Maturities after five years but within ten years		Maturities after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Securities available for sale:
Domestic:
Japanese national government and Japanese government agency bonds	¥14,051,439	0.04%	¥26,209,178	0.35%	¥6,809,790	0.78%	¥2,409,547	1.84%	¥49,479,954	0.39%
Corporate bonds	322,983	1.05	1,064,049	1.01	271,387	0.77	38,110	1.78	1,696,529	1.00
Other securities	253,749	0.56	171,446	1.15	105,257	1.10	30,630	1.28	561,082	0.88

Total domestic	14,628,171	0.07	27,444,673	0.38	7,186,434	0.78	2,478,287	1.83	51,737,565	0.42

Foreign:
U.S. Treasury and other U.S. government agencies bonds	35,429	1.63	84,402	1.11	88,040	1.37	—	—	207,871	1.31
Other governments and official institutions bonds	137,612	1.64	137,657	2.14	219,294	2.27	13,862	3.31	508,425	2.09
Mortgage-backed securities	762	4.02	5,365	4.26	110,895	2.57	1,338,224	2.93	1,455,246	2.91
Other securities	175,808	1.35	448,903	1.95	136,768	1.26	76,079	2.21	837,558	1.73

Total foreign	349,611	1.50	676,327	1.91	554,997	1.93	1,428,165	2.89	3,009,100	2.33

Total	¥14,977,782	0.11%	¥28,121,000	0.42%	¥7,741,431	0.86%	¥3,906,452	2.23%	¥54,746,665	0.52%

Securities being held to maturity:
Domestic:
Japanese national government and Japanese government agency bonds	¥17,940	1.06%	¥214,941	0.49%	¥—	—%	¥—	—%	¥232,881	0.54%
Other securities	—	—	—	—	—	—	600	1.67	600	1.67

Total domestic	17,940	1.06	214,941	0.49	—	—	600	1.67	233,481	0.54

Foreign:
U.S. Treasury and other U.S. government agencies bonds	37,790	1.16	—	—	2,624	8.23	—	—	40,414	1.62
Other governments and official institutions bonds	243,901	1.29	—	—	—	—	—	—	243,901	1.29
Other securities	18,915	1.29	18,430	1.15	1,155,759	0.93	420,264	1.77	1,613,368	1.16

Total foreign	300,606	1.27	18,430	1.15	1,158,383	0.95	420,264	1.77	1,897,683	1.18

Total	¥318,546	1.26%	¥233,371	0.54%	¥1,158,383	0.95%	¥420,864	1.77%	¥2,131,164	1.11%

Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese national government bonds, none of individual issuers held in our investment securities portfolio exceeded 10% of the consolidated total Mitsubishi UFJ Financial Group shareholders’ equity at March 31, 2013.

III.	Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and industry of the borrower at March 31 of each of the five fiscal years ended March 31, 2013. Classification of loans by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes and is not necessarily based on the use of proceeds:

	At March 31,
	2009	2010	2011	2012	2013
	(in millions)
Domestic:
Manufacturing	¥12,922,822	¥12,027,795	¥11,248,033	¥11,451,720	¥11,767,352
Construction	1,803,541	1,427,933	1,280,899	1,155,926	1,056,276
Real estate(1)	10,436,795	12,261,588	11,660,798	11,035,029	11,143,777
Services(1)	6,750,442	3,714,148	3,417,689	3,239,688	2,881,666
Wholesale and retail	9,760,805	8,597,192	8,443,580	8,492,234	8,330,553
Banks and other financial institutions(2)	4,836,047	4,159,603	3,421,419	3,511,055	3,622,021
Communication and information services	732,652	1,339,753	1,249,272	1,284,585	1,314,505
Other industries	9,515,861	9,393,031	8,410,092	10,390,191	12,191,566
Consumer	20,542,398	19,096,832	18,420,864	17,636,553	17,132,396

Total domestic	77,301,363	72,017,875	67,552,646	68,196,981	69,440,112

Foreign:
Governments and official institutions	351,134	490,376	516,637	554,933	673,548
Banks and other financial institutions(2)(4)	3,995,145	3,900,267	4,466,126	5,871,731	7,258,978
Commercial and industrial(4)	16,787,401	13,794,584	13,134,725	15,693,487	18,738,731
Other(4)	1,965,523	2,082,532	1,934,712	2,072,194	2,601,338

Total foreign	23,099,203	20,267,759	20,052,200	24,192,345	29,272,595

Total	100,400,566	92,285,634	87,604,846	92,389,326	98,712,707
Unearned income, unamortized premiums—net and deferred loan fees—net	(90,225)	(99,724)	(102,871)	(91,083)	(122,478)

Total(3)	¥100,310,341	¥92,185,910	¥87,501,975	¥92,298,243	¥98,590,229

Notes:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was revised, loans to lease financing companies of ¥2,392,425 million, ¥2,012,242 million, ¥1,780,943 million and ¥1,871,562 million were included in “Real estate” at March 31, 2010, 2011, 2012 and 2013, respectively. The related balance at March 31, 2009 had been included in “Services.”
(2)	Loans to the so-called non-bank finance companies are generally included in “Banks and other financial institutions.” Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(3)	The above table includes loans held for sale of ¥119,596 million, ¥102,268 million, ¥65,162 million, ¥46,634 million and ¥35,261 million at March 31, 2009, 2010, 2011, 2012 and 2013, respectively, which are carried at the lower of cost or fair value.
(4)	Classification of loans by industry at March 31, 2009, 2010, 2011, and 2012 has been restated as follows:

	2009		2010		2011		2012
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in millions)
Foreign:
Banks and other financial institutions	¥2,687,004	¥3,995,145	¥2,970,470	¥3,900,267	¥3,565,502	¥4,466,126	¥4,722,587	¥5,871,731
Commercial and industrial	17,550,544	16,787,401	14,252,704	13,794,584	13,116,390	13,134,725	15,675,995	15,693,487
Other	2,510,521	1,965,523	2,554,209	2,082,532	2,853,671	1,934,712	3,238,830	2,072,194

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the maturities of our loan portfolio at March 31, 2013:

	Maturity
	One year or less	One to five years	Over five years	Total
	(in millions)
Domestic:
Manufacturing	¥7,410,292	¥3,617,111	¥739,949	¥11,767,352
Construction	661,516	339,592	55,168	1,056,276
Real estate(1)	2,630,539	4,311,846	4,201,392	11,143,777
Services(1)	1,380,063	1,134,196	367,407	2,881,666
Wholesale and retail	5,681,034	2,137,426	512,093	8,330,553
Banks and other financial institutions	1,953,085	1,532,957	135,979	3,622,021
Communication and information services	713,078	451,573	149,854	1,314,505
Other industries	8,513,978	2,002,399	1,675,189	12,191,566
Consumer	2,158,442	3,696,713	11,277,241	17,132,396

Total Domestic	31,102,027	19,223,813	19,114,272	69,440,112

Foreign	11,951,449	11,658,573	5,662,573	29,272,595

Total	¥43,053,476	¥30,882,386	¥24,776,845	¥98,712,707

The above loans due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2013 are shown below:

	Domestic	Foreign	Total
	(in millions)
Predetermined rate	¥11,387,639	¥1,694,016	¥13,081,655
Floating or adjustable rate	26,950,446	15,627,130	42,577,576

Total	¥38,338,085	¥17,321,146	¥55,659,231

Note:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was revised, “Real estate” includes loans to lease financing companies of ¥948,076 million, ¥777,412 million and ¥146,074 million within the above maturity classifications, respectively at March 31, 2013. The related balance at March 31, 2009 had been included in “Services.”

Nonaccrual, Past Due and Restructured Loans

We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment.

Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. If a nonaccrual loan has been restructured and the borrower is not delinquent under the restructured terms, and demonstrates that its financial condition has improved, we may reclassify the loan to accrual status. This determination is generally performed once a year through a detailed internal credit rating review process. Once a restructured nonaccrual loan is deemed to be a troubled debt restructuring, we will continue to designate the loan as a troubled debt restructuring even if the loan is reclassified to accrual status.

The following table shows the distribution of our nonaccrual loans, restructured loans and accruing loans which are contractually past due 90 days or more as to principal or interest payments at March 31 of each of the five fiscal years ended March 31, 2013, based on the domicile and type of industry of the borrowers:

	At March 31,
	2009	2010	2011	2012	2013
	(in millions)
Nonaccrual loans:
Domestic:
Manufacturing	¥87,649	¥111,235	¥137,987	¥200,074	¥213,181
Construction	55,760	33,449	48,479	40,098	37,530
Real estate(1)	263,831	214,367	152,317	127,824	205,959
Services(1)	104,594	79,517	76,597	86,015	87,103
Wholesale and retail	139,000	135,523	172,712	237,977	250,241
Banks and other financial institutions	14,826	2,322	7,238	7,802	13,993
Communication and information services	36,853	73,615	33,198	33,418	32,125
Other industries	20,615	116,741	37,335	49,212	43,585
Consumer	372,944	355,040	321,823	288,402	269,641

Total domestic	1,096,072	1,121,809	987,686	1,070,822	1,153,358

Foreign:
Governments and official institutions	4,279	70,529	62,683	93	66
Banks and other financial institutions	56,628	19,880	21,452	20,188	21,814
Commercial and industrial	81,990	135,622	73,707	72,750	87,628
Other	10,553	21,169	23,651	25,982	32,247

Total foreign	153,450	247,200	181,493	119,013	141,755

Total	¥1,249,522	¥1,369,009	¥1,169,179	¥1,189,835	¥1,295,113

Restructured loans:
Domestic	¥457,838	¥565,008	¥800,620	¥830,853	¥847,728
Foreign	63,750	47,184	38,930	92,276	138,119

Total	¥521,588	¥612,192	¥839,550	¥923,129	¥985,847

Accruing loans contractually past due 90 days or more:
Domestic	¥15,047	¥25,871	¥55,549	¥65,446	¥41,216
Foreign(2)	6,440	547	199	131	328

Total	¥21,487	¥26,418	¥55,748	¥65,577	¥41,544

Total	¥1,792,597	¥2,007,619	¥2,064,477	¥2,178,541	¥2,322,504

Notes:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was revised, nonaccrual loans to lease financing companies of ¥28,547 million, ¥2,143 million, ¥4,174 million and ¥4,249 million were included in “Real estate” at March 31, 2010, 2011, 2012 and 2013, respectively. The related balance at March 31, 2009 had been included in “Services.”
(2)	Foreign accruing loans contractually past due 90 days or more do not include ¥25,425 million, ¥12,827 million and ¥10,736 million of FDIC covered loans held by UNBC which are subject to the guidance on loans and debt securities acquired with deteriorated credit quality at March 31, 2011, 2012 and 2013, respectively.

Gross interest income which would have been accrued at the original terms on domestic nonaccrual and restructured loans outstanding during the fiscal year ended March 31, 2013 was approximately ¥78.6 billion, of which ¥41.0 billion was included in the results of operations for the fiscal year. Gross interest income which would have been accrued at the original terms on foreign nonaccrual and restructured loans outstanding for the fiscal year ended March 31, 2013 was approximately ¥12.3 billion, of which ¥7.9 billion was included in the results of operations for the fiscal year.

Potential Problem Loans

We do not have potential problem loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the borrowers’ ability to comply with the present loan repayment terms that are not disclosed as nonaccrual, restructured loans and accruing loans past due 90 days or more.

Foreign Loans Outstanding

We had no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2011, 2012 and 2013. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstanding which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

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

Loan Concentrations

At March 31, 2013, there were no concentrations of loans to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan classifications, which exceeded 10% of our consolidated total loans, except for loans in a category disclosed in the table of loans outstanding above.

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

IV.	Summary of Loan Loss Experience

The following table shows an analysis of our loan loss experience by industry of the borrower for each of the five fiscal years ended March 31, 2013:

	Fiscal years ended March 31,
	2009	2010	2011	2012	2013
	(in millions, except percentages)
Allowance for credit losses at beginning of fiscal year	¥1,134,940	¥1,156,638	¥1,315,615	¥1,240,456	¥1,285,507
Provision for credit losses	626,947	647,793	292,035	223,809	144,542
Charge-offs:
Domestic:
Manufacturing	83,121	41,933	32,162	35,577	21,510
Construction	44,180	22,707	7,414	11,034	7,378
Real estate(1)	76,734	75,446	14,453	7,001	4,413
Services(1)	64,418	29,264	22,112	10,526	5,404
Wholesale and retail	118,144	76,407	54,498	39,676	28,902
Banks and other financial institutions	25,310	542	608	377	160
Communication and information services	19,632	23,540	36,871	8,754	3,100
Other industries	10,472	7,225	62,711	1,778	2,984
Consumer	117,021	124,792	107,473	67,969	49,947

Total domestic	559,032	401,856	338,302	182,692	123,798
Total foreign	44,266	118,916	47,468	34,107	20,739

Total	603,298	520,772	385,770	216,799	144,537

Recoveries:
Domestic	23,692	48,269	34,653	37,002	23,310
Foreign	2,754	4,103	9,017	6,427	8,365

Total	26,446	52,372	43,670	43,429	31,675

Net charge-offs	576,852	468,400	342,100	173,370	112,862
Others(2)	(28,397)	(20,416)	(25,094)	(5,388)	18,800

Allowance for credit losses at end of fiscal year	¥1,156,638	¥1,315,615	¥1,240,456	¥1,285,507	¥1,335,987

Allowance for credit losses applicable to foreign activities:
Balance at beginning of fiscal year	¥136,656	¥307,343	¥327,568	¥185,871	¥170,812

Balance at end of fiscal year	¥307,343	¥327,568	¥185,871	¥170,812	¥207,111

Provision (credit) for credit losses	¥240,015	¥134,966	¥(86,674)	¥17,108	¥30,859

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.58%	0.49%	0.39%	0.20%	0.12%

Notes:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was revised, the charge-offs to lease financing companies of ¥174 million, ¥396 million, ¥140 million and ¥552 million were included in “Real estate” for the fiscal years ended March 31, 2010, 2011, 2012 and 2013, respectively. The related amount at March 31, 2009 had been included in “Services.”
(2)	Others principally include losses (gains) from foreign exchange translation. In addition, for the fiscal year ended March 31, 2010, others include adjustments related to restructuring of business operations.

The following table shows an allocation of our allowance for credit losses at March 31 of each of the five fiscal years ended March 31, 2013:

	At March 31,
	2009		2010		2011		2012		2013
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions, except percentages)
Domestic:
Manufacturing	¥112,412	12.87%	¥177,753	13.03%	¥202,505	12.84%	¥252,397	12.40%	¥296,798	11.92%
Construction	45,234	1.80	31,764	1.55	41,012	1.46	29,663	1.25	32,396	1.07
Real estate(1)	116,460	10.39	112,154	13.29	98,873	13.31	91,195	11.92	91,046	11.29
Services(1)	88,829	6.72	88,435	4.02	92,336	3.90	92,921	3.51	82,220	2.92
Wholesale and retail	115,109	9.72	148,637	9.32	197,296	9.64	245,101	9.19	258,161	8.44
Banks and other financial institutions	38,189	4.82	20,015	4.51	26,505	3.91	23,928	3.83	28,895	3.67
Communication and information services	37,549	0.73	67,273	1.45	32,570	1.43	28,795	1.39	27,775	1.33
Other industries	65,363	9.48	110,545	10.18	58,539	9.60	70,112	11.25	68,530	12.35
Consumer	223,865	20.46	213,889	20.69	280,665	21.02	270,088	19.08	233,531	17.36
Foreign:
Governments and official institutions	2,349	0.35	70,017	0.53	28,406	0.59	26,800	0.60	30,377	0.68
Banks and other financial institutions(2)	76,518	3.98	29,030	4.23	26,853	5.10	24,454	6.36	26,869	7.35
Commercial and industrial(2)	211,307	16.72	203,611	14.94	114,352	14.99	107,899	16.98	137,780	18.98
Other(2)	17,169	1.96	24,910	2.26	16,260	2.21	11,659	2.24	12,085	2.64
Unallocated	6,285	—	17,582	—	24,284	—	10,495	—	9,524	—

Total	¥1,156,638	100.00%	¥1,315,615	100.00%	¥1,240,456	100.00%	¥1,285,507	100.00%	¥1,335,987	100.00%

Allowance as a percentage of loans	1.15%		1.43%		1.42%		1.39%		1.36%
Allowance as a percentage of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	64.52%		65.53%		60.09%		59.01%		57.52%

Notes:

(1)	Since the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes was revised, the allowance for credit losses to lease financing companies of ¥25,111 million, ¥8,113 million, ¥6,965 million and ¥7,429 million were included in “Real estate” at March 31, 2010, 2011, 2012 and 2013, respectively. The related balance at March 31, 2009 had been included in “Services.” Percentages of loans to lease financing companies at March 31, 2010, 2011, 2012 and 2013 were 2.59%, 2.30%, 1.93% and 1.90%, respectively.
(2)	Percentages of loans in each category to total loans at March 31, 2009, 2010, 2011 and 2012 have been restated as follows:

	2009		2010		2011		2012
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in percentages)
Foreign:
Banks and other financial institutions	2.68%	3.98%	3.22%	4.23%	4.07%	5.10%	5.11%	6.36%
Commercial and industrial	17.48	16.72	15.44	14.94	14.97	14.99	16.96	16.98
Other	2.50	1.96	2.77	2.26	3.26	2.21	3.51	2.24

While the allowance for credit losses contains amounts allocated to components of specifically identified loans as well as a group on a portfolio of loans, the allowance for credit losses is available for credit losses in the entire loan portfolio and the allocations shown above are not intended to be restricted to the specific loan category. Accordingly, as the evaluation of credit risks changes, allocations of the allowance will be adjusted to reflect current conditions and various other factors.

V.	Deposits

The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011		2012		2013
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(in millions, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	¥13,124,899	—%	¥13,787,387	—%	¥14,184,561	—%
Interest-bearing demand deposits	48,752,031	0.03	49,780,056	0.02	51,319,383	0.02
Deposits at notice	1,484,688	0.07	1,360,019	0.06	1,224,245	0.02
Time deposits	42,263,313	0.25	41,594,652	0.20	41,664,771	0.14
Certificates of deposit	5,486,062	0.20	5,218,531	0.13	5,675,633	0.13
Foreign offices:
Non-interest-bearing demand deposits	2,188,544	—	2,505,338	—	2,794,262	—
Interest-bearing deposits, principally time deposits and certificates of deposit	19,787,919	0.61	19,678,674	0.65	23,436,714	0.57

Total	¥133,087,456		¥133,924,657		¥140,299,569

Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

The average amounts of total deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2011, 2012 and 2013 were ¥420,721 million, ¥457,525 million and ¥785,562 million, respectively.

At March 31, 2013, the balances and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately U.S.$106 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 29, 2013) or more and total foreign deposits issued in amounts of U.S.$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions)
Domestic offices:
Three months or less	¥7,679,764	¥5,151,988	¥12,831,752
Over three months through six months	5,533,866	563,435	6,097,301
Over six months through twelve months	5,227,841	402,999	5,630,840
Over twelve months	3,596,102	111,105	3,707,207

Total	¥22,037,573	¥6,229,527	¥28,267,100

Foreign offices			¥19,783,917

VI.	Short-Term Borrowings

The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2011, 2012 and 2013:

	Fiscal years ended March 31,
	2011	2012	2013
	(in millions, except percentages)
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥19,081,808	¥21,511,773	¥24,232,422
Maximum balance outstanding at any month-end during the fiscal year	19,459,592	22,618,035	25,868,941
Balance at end of fiscal year	16,806,667	21,347,850	23,703,926
Weighted average interest rate during the fiscal year	0.38%	0.44%	0.26%
Weighted average interest rate on balance at end of fiscal year	0.37%	0.30%	0.18%
Due to trust account:
Average balance outstanding during the fiscal year	¥674,622	¥608,061	¥590,150
Maximum balance outstanding at any month-end during the fiscal year	752,244	1,117,699	661,633
Balance at end of fiscal year	633,541	627,331	633,029
Weighted average interest rate during the fiscal year	0.12%	0.11%	0.11%
Weighted average interest rate on balance at end of fiscal year	0.12%	0.08%	0.09%
Other short-term borrowings:
Average balance outstanding during the fiscal year	¥7,313,927	¥10,059,100	¥10,540,612
Maximum balance outstanding at any month-end during the fiscal year	9,544,575	12,103,569	11,608,598
Balance at end of fiscal year	8,488,197	10,881,525	11,608,598
Weighted average interest rate during the fiscal year	0.34%	0.28%	0.21%
Weighted average interest rate on balance at end of fiscal year	0.24%	0.23%	0.20%

CONSOLIDATED FINANCIAL STATEMENTS

(This page is intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mitsubishi UFJ Financial Group, Inc.

(Kabushiki Kaisha Mitsubishi UFJ Financial Group):

We have audited the accompanying consolidated balance sheets of Mitsubishi UFJ Financial Group, Inc. (Kabushiki Kaisha Mitsubishi UFJ Financial Group) (“MUFG”) and subsidiaries (together, the “MUFG Group”) as of March 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended March 31, 2013 (all expressed in Japanese Yen). These financial statements are the responsibility of MUFG’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the MUFG Group as of March 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the MUFG Group’s internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 22, 2013 expressed an unqualified opinion on the MUFG Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu LLC

DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

July 22, 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2012 AND 2013

(in millions)	2012	2013
ASSETS
Cash and due from banks (Note 8)	¥3,230,409	¥3,619,253
Interest-earning deposits in other banks (Notes 8 and 29)	5,897,732	8,111,887
Call loans and funds sold (Note 10)	451,433	618,596
Receivables under resale agreements (including ¥26,056 and nil measured at fair value under fair value option in 2012 and 2013) (Note 29)	4,481,863	5,659,512
Receivables under securities borrowing transactions	3,282,656	2,615,172
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥10,573,642 and ¥11,847,846 in 2012 and 2013) (including ¥15,758,131 and ¥16,290,536 measured at fair value under fair value option in 2012 and 2013) (Notes 8, 21 and 29)	34,953,245	40,826,384
Investment securities (Notes 3, 8 and 29):
Securities available for sale—carried at fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥2,859,124 and ¥1,974,928 in 2012 and 2013)	57,740,401	58,844,069
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥741,560 and ¥300,821 in 2012 and 2013) (fair value of ¥2,430,689 and ¥2,188,070 in 2012 and 2013)	2,385,368	2,131,164
Other investment securities	909,765	889,952

Total investment securities	61,035,534	61,865,185

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥2,491,281 and ¥1,952,868 in 2012 and 2013) (Notes 4 and 8)	92,298,243	98,590,229
Allowance for credit losses (Note 4)	(1,285,507)	(1,335,987)

Net loans	91,012,736	97,254,242

Premises and equipment—net (Note 5)	987,474	1,059,054
Accrued interest	250,351	255,192
Customers’ acceptance liability	88,082	90,216
Intangible assets—net (Notes 2 and 6)	896,483	866,153
Goodwill (Notes 2 and 6)	354,283	417,956
Deferred tax assets (Notes 7 and 14)	950,395	514,679
Other assets (including nil and ¥3,006 measured at fair value under fair value option in 2012 and 2013) (Notes 4, 8, 13, 14 and 29)	7,329,838	6,785,795

Total assets	¥215,202,514	¥230,559,276

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs (Note 23)
Cash and due from banks	¥2,229	¥2,692
Interest-earning deposits in other banks	56,275	26,087
Trading account assets	1,576,725	2,376,590
Investment securities	530,079	701,873
Loans	7,101,464	6,814,877
All other assets	300,208	254,978

Total assets of consolidated VIEs	¥9,566,980	¥10,177,097

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2012 AND 2013

(in millions, except shares)	2012	2013
LIABILITIES AND EQUITY
Deposits (Notes 8 and 9):
Domestic offices:
Non-interest-bearing	¥14,980,210	¥15,327,957
Interest-bearing	99,610,994	103,003,820
Overseas offices:
Non-interest-bearing	2,708,186	3,481,750
Interest-bearing	22,194,340	26,396,212

Total deposits	139,493,730	148,209,739

Call money and funds purchased (Notes 8 and 10)	2,796,221	4,010,582
Payables under repurchase agreements (Note 8)	13,572,712	15,700,394
Payables under securities lending transactions (Note 8)	4,978,917	3,992,950
Due to trust account (Note 11)	627,331	633,029
Other short-term borrowings (including ¥24,951 and ¥5,041 measured at fair value under fair value option in 2012 and 2013) (Notes 8, 12 and 29)	10,881,525	11,608,598
Trading account liabilities (Notes 21 and 29)	11,967,182	14,969,482
Obligations to return securities received as collateral (Note 29)	3,639,838	3,034,547
Bank acceptances outstanding	88,082	90,216
Accrued interest	152,836	136,712
Long-term debt (including ¥524,758 and ¥564,845 measured at fair value under fair value option in 2012 and 2013) (Notes 8, 12 and 29)	12,593,062	12,182,358
Other liabilities (Notes 1, 7, 8, 13, 14 and 24)	5,552,631	5,048,689

Total liabilities	206,344,067	219,617,296

Commitments and contingent liabilities (Notes 22 and 24)
Mitsubishi UFJ Financial Group shareholders’ equity (Note 19):
Capital stock (Notes 15 and 16):
Preferred stock—aggregate liquidation preference of ¥390,001 in 2012 and 2013, with no stated value	442,100	442,100
Common stock—authorized, 33,000,000,000 shares; issued, 14,154,534,220 shares and 14,158,585,720 shares in 2012 and 2013, with no stated value	1,645,144	1,646,035
Capital surplus (Note 16)	6,378,619	6,348,133
Retained earnings (Notes 17 and 33):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	482,535	1,361,620
Accumulated other comprehensive income (loss), net of taxes	(596,400)	574,347
Treasury stock, at cost—10,471,043 common shares and 4,374,857 common shares in 2012 and 2013	(8,411)	(3,011)

Total Mitsubishi UFJ Financial Group shareholders’ equity	8,583,158	10,608,795
Noncontrolling interests (Note 18)	275,289	333,185

Total equity	8,858,447	10,941,980

Total liabilities and equity	¥215,202,514	¥230,559,276

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group (Note 23)
Other short-term borrowings	¥47,147	¥39,773
Long-term debt	1,389,971	1,166,694
All other liabilities	367,890	378,679

Total liabilities of consolidated VIEs	¥1,805,008	¥1,585,146

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(in millions)	2011	2012	2013
Interest income:
Loans, including fees (Note 4)	¥1,664,821	¥1,595,097	¥1,577,770
Deposits in other banks	29,188	39,963	27,304
Investment securities:
Interest	320,067	307,812	266,640
Dividends	169,667	104,634	104,187
Gain on conversion rate adjustment of convertible preferred stock (Note 2)	—	139,320	—
Trading account assets	305,214	315,742	394,788
Call loans and funds sold	5,613	6,918	7,046
Receivables under resale agreements and securities borrowing transactions	55,574	86,470	49,786

Total	2,550,144	2,595,956	2,427,521

Interest expense:
Deposits	256,190	228,858	212,067
Call money and funds purchased	5,931	8,157	6,961
Payables under repurchase agreements and securities lending transactions	66,728	86,947	56,862
Due to trust account	807	647	665
Other short-term borrowings and trading account liabilities	62,829	61,657	52,342
Long-term debt	278,188	253,873	227,521

Total	670,673	640,139	556,418

Net interest income	1,879,471	1,955,817	1,871,103
Provision for credit losses (Note 4)	292,035	223,809	144,542

Net interest income after provision for credit losses	1,587,436	1,732,008	1,726,561

Non-interest income:
Fees and commissions income (Note 25)	1,128,358	1,099,963	1,160,874
Foreign exchange gains (losses)—net (Note 26)	260,683	34,302	(38,955)
Trading account profits—net (Note 26)	133,905	667,285	570,276
Investment securities gains—net (Note 3)(1)	121,803	19,384	155,957
Equity in earnings (losses) of equity method investees—net (Note 2)	(113,017)	(499,427)	60,210
Gains on sales of loans (Note 4)	14,558	15,645	14,773
Other non-interest income (Note 18)	148,532	103,424	144,774

Total	1,694,822	1,440,576	2,067,909

Non-interest expense:
Salaries and employee benefits (Note 13)	863,996	900,144	932,399
Occupancy expenses—net (Notes 5 and 24)	162,498	150,808	151,138
Fees and commission expenses	212,460	204,734	209,782
Outsourcing expenses, including data processing	194,842	191,089	198,134
Depreciation of premises and equipment (Note 5)	99,661	94,777	94,035
Amortization of intangible assets (Note 6)	219,980	212,229	207,568
Impairment of intangible assets (Note 6)	26,566	30,986	3,378
Insurance premiums, including deposit insurance	113,892	115,376	98,711
Communications	53,048	49,276	47,095
Taxes and public charges	65,882	65,641	66,862
Provision (reversal) for repayment of excess interest (Notes 1 and 24)	85,709	37	(23)
Other non-interest expenses (Notes 4, 5, 6 and 18)	361,912	307,545	369,520

Total	2,460,446	2,322,642	2,378,599

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(in millions, except per share amount)	2011	2012	2013
Income before income tax expense	821,812	849,942	1,415,871
Income tax expense (Note 7)	433,625	429,191	296,020

Net income before attribution of noncontrolling interests	388,187	420,751	1,119,851
Net income (loss) attributable to noncontrolling interests	(64,458)	4,520	50,727

Net income attributable to Mitsubishi UFJ Financial Group	¥452,645	¥416,231	¥1,069,124

Income allocated to preferred shareholders:
Cash dividends paid	¥20,940	¥17,940	¥17,940

Net income available to common shareholders of Mitsubishi UFJ Financial Group	¥431,705	¥398,291	¥1,051,184

Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 17 and 20):
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	¥30.55	¥28.17	¥74.30
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	30.43	28.09	74.16
(1) The following credit losses are included in Investment securities gains—net:

(in millions)	2011	2012	2013
Decline in fair value	¥17,495	¥11,704	¥7,457
Other comprehensive income—net	2,993	2,078	872

Total credit losses	¥20,488	¥13,782	¥8,329

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(in millions)	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
Fiscal year ended March 31, 2011:
Net income before attribution of noncontrolling interests			¥388,187

Other comprehensive loss:
Net unrealized holding losses on investment securities (including unrealized gain of ¥1,778, net of tax, related to debt securities with credit component realized in earnings)	¥(333,466)	¥134,674	(198,792)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(122,524)	50,395	(72,129)

Total	(455,990)	185,069	(270,921)

Net unrealized gains on derivatives qualifying for cash flow hedges	88	(5)	83
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(5,740)	2,255	(3,485)

Total	(5,652)	2,250	(3,402)

Pension liability adjustments	(185,002)	73,483	(111,519)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	10,774	(4,344)	6,430

Total	(174,228)	69,139	(105,089)

Foreign currency translation adjustments	(220,954)	11,053	(209,901)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	21,327	(9,021)	12,306

Total	(199,627)	2,032	(197,595)

Other comprehensive loss	(835,497)	258,490	(577,007)

Comprehensive loss			(188,820)

Net loss attributable to noncontrolling interests			(64,458)
Other comprehensive loss attributable to noncontrolling interests			(3,935)

Comprehensive loss attributable to Mitsubishi UFJ Financial Group			¥(120,427)

Fiscal year ended March 31, 2012:
Net income before attribution of noncontrolling interests			¥420,751

Other comprehensive income (loss):
Net unrealized holding gains on investment securities (including unrealized gain of ¥1,234, net of tax, related to debt securities with credit component realized in earnings)	¥296,347	¥(118,638)	177,709
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(4,511)	1,641	(2,870)

Total	291,836	(116,997)	174,839

Net unrealized losses on derivatives qualifying for cash flow hedges	(178)	99	(79)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	850	(334)	516

Total	672	(235)	437

Pension liability adjustments	(189,916)	77,992	(111,924)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	29,128	(11,419)	17,709

Total	(160,788)	66,573	(94,215)

Foreign currency translation adjustments	(68,269)	(1,528)	(69,797)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	31,956	(11,702)	20,254

Total	(36,313)	(13,230)	(49,543)

Other comprehensive income	95,407	(63,889)	31,518

Comprehensive income			452,269

Net income attributable to noncontrolling interests			4,520
Other comprehensive loss attributable to noncontrolling interests			(743)

Comprehensive income attributable to Mitsubishi UFJ Financial Group			¥448,492

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(in millions)	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
Fiscal year ended March 31, 2013:
Net income before attribution of noncontrolling interests			¥1,119,851

Other comprehensive income:
Net unrealized holding gains on investment securities (including unrealized gain of ¥555, net of tax, related to debt securities with credit component realized in earnings)	¥1,108,665	¥(390,387)	718,278
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(143,664)	53,856	(89,808)

Total	965,001	(336,531)	628,470

Net unrealized gains on derivatives qualifying for cash flow hedges	6,850	(2,693)	4,157
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(1,210)	476	(734)

Total	5,640	(2,217)	3,423

Pension liability adjustments	81,568	(27,506)	54,062
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	41,642	(15,707)	25,935

Total	123,210	(43,213)	79,997

Foreign currency translation adjustments	437,485	406	437,891
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	48,311	(18,943)	29,368

Total	485,796	(18,537)	467,259

Other comprehensive income	1,579,647	(400,498)	1,179,149

Comprehensive income			2,299,000

Net income attributable to noncontrolling interests			50,727
Other comprehensive income attributable to noncontrolling interests			8,402

Comprehensive income attributable to Mitsubishi UFJ Financial Group			¥2,239,871

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(in millions, except per share amount)	2011	2012	2013
Preferred stock (Note 15):
Balance at beginning of fiscal year	¥442,100	¥442,100	¥442,100

Balance at end of fiscal year	¥442,100	¥442,100	¥442,100

Common stock (Note 16):
Balance at beginning of fiscal year	¥1,643,238	¥1,644,132	¥1,645,144
Issuance of new shares of common stock by way of exercise of stock acquisition rights	894	1,012	891

Balance at end of fiscal year	¥1,644,132	¥1,645,144	¥1,646,035

Capital surplus (Note 16):
Balance at beginning of fiscal year	¥6,619,525	¥6,395,705	¥6,378,619
Purchase of subsidiary shares from noncontrolling interest shareholders	4,337	—	—
Stock-based compensation expense (Note 30)	876	1,370	1,233
Issuance of new shares of common stock by way of exercise of stock acquisition rights	893	1,010	889
Redemption of Class 3 preferred stock (Note 15)	(250,000)	—	—
Change in ownership interest in Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with the securities joint venture (Note 2)	20,550	—	—
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Note 2)	—	(20,000)	—
Purchase of shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. from noncontrolling interest shareholders (Note 2)	—	—	(30,655)
Changes in a foreign affiliated company’s interests in its subsidiary	—	—	(1,816)
Other—net	(476)	534	(137)

Balance at end of fiscal year	¥6,395,705	¥6,378,619	¥6,348,133

Retained earnings appropriated for legal reserve (Note 17):
Balance at beginning of fiscal year	¥239,571	¥239,571	¥239,571

Balance at end of fiscal year	¥239,571	¥239,571	¥239,571

Unappropriated retained earnings (Accumulated deficit) (Note 17):
Balance at beginning of fiscal year	¥(9,284)	¥254,103	¥482,535
Net income attributable to Mitsubishi UFJ Financial Group	452,645	416,231	1,069,124
Cash dividends:
Common stock—¥12.00 in 2011, 2012, and 2013 per share	(169,636)	(169,776)	(169,819)
Preferred stock (Class 3)—¥30.00 in 2011 per share	(3,000)	—	—
Preferred stock (Class 5)—¥115.00 in 2011, 2012, and 2013 per share	(17,940)	(17,940)	(17,940)
Losses on sales of shares of treasury stock	(84)	(218)	(2,280)
Effect of adopting new guidance on embedded credit derivatives (Note 1)	—	135	—
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 1)	1,408	—	—
Other—net	(6)	—	—

Balance at end of fiscal year (Note 33)	¥254,103	¥482,535	¥1,361,620

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(in millions)	2011	2012	2013
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains on investment securities (Note 3):
Balance at beginning of fiscal year	¥579,811	¥308,071	¥482,434
Net change during the fiscal year	(271,982)	174,363	623,882
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 1)	242	—	—

Balance at end of fiscal year	¥308,071	¥482,434	¥1,106,316

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges (Note 21):
Balance at beginning of fiscal year	¥1,712	¥(1,690)	¥(1,253)
Net change during the fiscal year	(3,402)	437	3,423

Balance at end of fiscal year	¥(1,690)	¥(1,253)	¥2,170

Pension liability adjustments (Note 13):
Balance at beginning of fiscal year	¥(203,960)	¥(307,711)	¥(401,923)
Net change during the fiscal year	(103,751)	(94,212)	79,386

Balance at end of fiscal year	¥(307,711)	¥(401,923)	¥(322,537)

Foreign currency translation adjustments:
Balance at beginning of fiscal year	¥(433,582)	¥(627,331)	¥(675,658)
Net change during the fiscal year	(193,937)	(48,327)	464,056
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 1)	188	—	—

Balance at end of fiscal year	¥(627,331)	¥(675,658)	¥(211,602)

Balance at end of fiscal year	¥(628,661)	¥(596,400)	¥574,347

Treasury stock:
Balance at beginning of fiscal year	¥(13,954)	¥(11,251)	¥(8,411)
Purchases of shares of treasury stock (Note 16)	(250,138)	(18)	(19)
Sales of shares of treasury stock	1,262	849	4,888
Redemption of shares of treasury stock	250,000	—	—
Net decrease resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	1,579	2,009	531

Balance at end of fiscal year	¥(11,251)	¥(8,411)	¥(3,011)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥8,335,699	¥8,583,158	¥10,608,795

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(in millions)	2011	2012	2013
Noncontrolling interests:
Balance at beginning of fiscal year	¥235,922	¥327,213	¥275,289
Initial subscriptions of noncontrolling interests	39,799	9,991	30,009
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	17,540	(7,440)	(3,262)
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(36,911)	(67,276)	(8,090)
Decrease in noncontrolling interests related to disposition of subsidiaries	(480)	(4,609)	(2,327)
Change in ownership interest in Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with the securities joint venture (Note 2)	127,270	—	—
Purchase of shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. from noncontrolling interest shareholders (Note 2)	—	—	(8,345)
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Note 2)	—	30,000	—
Net income (loss) attributable to noncontrolling interests	(64,458)	4,520	50,727
Dividends paid to noncontrolling interests	(6,362)	(16,487)	(9,243)
Other comprehensive income (loss), net of taxes:
Net unrealized holding gains on investment securities	1,056	572	4,689
Reclassification adjustment for losses (gains) included in net income (loss) attributable to noncontrolling interests in relation to net unrealized holding gains on investment securities	5	(96)	(101)
Pension liability adjustments	(1,355)	(86)	594
Reclassification adjustment for losses included in net income (loss) attributable to noncontrolling interests in relation to pension liability adjustments	17	83	17
Foreign currency translation adjustments	(3,687)	(1,216)	3,203
Reclassification adjustment for losses included in net income (loss) attributable to noncontrolling interests in relation to foreign currency translation adjustments	29	—	—
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 1)	19,551	—	—
Other—net	(723)	120	25

Balance at end of fiscal year	¥327,213	¥275,289	¥333,185

Total equity	¥8,662,912	¥8,858,447	¥10,941,980

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(in millions)	2011	2012	2013
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥388,187	¥420,751	¥1,119,851
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by (used in) operating activities:
Depreciation and amortization	319,641	307,006	301,603
Impairment of intangible assets (Note 6)	26,566	30,986	3,378
Provision for credit losses (Note 4)	292,035	223,809	144,542
Employee benefit cost for severance indemnities and pension plans (Note 13)	29,459	48,823	64,970
Investment securities gains—net	(121,803)	(19,384)	(155,957)
Amortization of premiums on investment securities	67,130	81,384	91,252
Changes in financial instruments measured at fair value under fair value option, excluding trading account securities—net (Note 29)	110,003	35,297	(21,734)
Foreign exchange losses (gains)—net	76,391	280,997	(1,059,276)
Equity in losses (earnings) of equity method investees—net (Note 2)	113,017	499,427	(60,210)
Provision for deferred income tax expense	310,351	193,114	133,054
Gain on conversion rate adjustment of convertible preferred stock (Note 2)	—	(139,320)	—
Decrease (increase) in trading account assets, excluding foreign exchange contracts	1,148,259	(3,188,559)	(3,269,053)
Increase in trading account liabilities, excluding foreign exchange contracts	1,456,811	2,326,503	796,656
Increase (decrease) in unearned income, unamortized premiums and deferred loan fees	16,177	10,754	(13)
Decrease (increase) in accrued interest receivable and other receivables	26,815	(110,209)	(82,575)
Increase (decrease) in accrued interest payable and other payables	(18,190)	36,425	4,162
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	6,875	116,180	(125,309)
Increase (decrease) in allowance for repayment of excess interest	52,722	(37,452)	(21,777)
Net increase in collateral for derivative transactions	(37,209)	(618,295)	(179,028)
Partial withdrawal of assets from employee retirement benefit trusts (Note 13)	—	—	44,851
Other—net	(25,399)	94,642	105,703

Net cash provided by (used in) operating activities	4,237,838	592,879	(2,164,910)

Cash flows from investing activities:
Proceeds from sales of investment securities available for sale (including proceeds from securities under fair value option) (Note 3)	78,141,353	172,325,724	149,910,832
Proceeds from maturities of investment securities available for sale (including proceeds from securities under fair value option) (Note 3)	29,841,882	12,863,545	15,343,140
Purchases of investment securities available for sale (including purchases of securities under fair value option) (Note 3)	(116,023,266)	(192,356,659)	(163,273,113)
Proceeds from maturities of investment securities being held to maturity	415,008	835,356	811,024
Purchases of investment securities being held to maturity	(644,793)	(263,300)	(442,016)
Proceeds from sales of other investment securities	28,156	37,397	31,094
Purchases of other investment securities	(39,196)	(46,861)	(8,034)
Net decrease (increase) in loans	2,751,433	(5,609,261)	(2,543,816)
Net decrease (increase) in interest-earning deposits in other banks	(2,916,248)	1,344,430	(1,706,642)
Net decrease in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	350,828	471,372	106,337
Proceeds from sales of premises and equipment	14,732	20,618	36,015
Capital expenditures for premises and equipment	(98,323)	(131,187)	(139,756)
Purchases of intangible assets	(151,775)	(155,308)	(161,090)
Proceeds from sales and dispositions of investments in equity method investees	31,556	125,690	78,983
Proceeds from sales of consolidated VIEs and subsidiaries—net	45,957	1,297	20,951
Proceeds from a repayment of deposits with Government-led Loan Restructuring Program (Note 4)	—	161,435	204,956
Other—net	(40,187)	11,462	(69,120)

Net cash used in investing activities	(8,292,883)	(10,364,250)	(1,800,255)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2011, 2012 AND 2013

(in millions)	2011	2012	2013
Cash flows from financing activities:
Net increase in deposits	2,211,211	3,242,703	4,491,412
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	747,174	4,745,245	448,370
Net increase (decrease) in due to trust account	(68,911)	(6,210)	5,698
Net increase in other short-term borrowings	2,533,987	2,409,172	429,163
Proceeds from issuance of long-term debt	2,573,277	1,875,591	2,187,511
Repayment of long-term debt	(3,109,981)	(2,263,232)	(3,025,310)
Proceeds from sales of treasury stock	327	130	22
Payments for acquisition of preferred stock (Note 15)	(250,000)	—	—
Payments to acquire treasury stock (Note 16)	(86)	(18)	(19)
Payments for purchase of shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. from noncontrolling interest shareholders (Note 2)	—	—	(39,000)
Dividends paid	(190,299)	(187,561)	(187,720)
Dividends paid to noncontrolling interests	(6,314)	(16,445)	(9,243)
Other—net	15,525	(11,523)	(9,351)

Net cash provided by financing activities	4,455,910	9,787,852	4,291,533

Effect of exchange rate changes on cash and cash equivalents	(32,584)	(16,876)	62,476

Net increase (decrease) in cash and cash equivalents	368,281	(395)	388,844

Cash and cash equivalents at beginning of fiscal year	2,862,523	3,230,804	3,230,409

Cash and cash equivalents at end of fiscal year	¥3,230,804	¥3,230,409	¥3,619,253

Supplemental disclosure of cash flow information:
Cash paid during the fiscal year for:
Interest	¥725,400	¥683,034	¥605,608
Income taxes, net of refunds	116,399	119,897	288,275
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	5,576	16,198	7,584

Exchange of ownership interest in Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd. for equity investment in Morgan Stanley MUFG Securities, Co., Ltd. in connection with the securities joint venture (Note 2):

Noncontrolling interest in Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd.	127,270	—	—
Capital surplus	20,550	—	—
Adoption of new guidance on consolidation of certain variable interest entities (Note 1):
Increase in total assets, excluding cash and cash equivalents	237,008	—	—
Increase in total liabilities	214,887	—	—
Union Bank’s acquisitions (Note 2):
Fair value of assets acquired	322,312	—	626,921
Fair value of liabilities assumed	328,332	—	502,437
Conversion of Morgan Stanley’s convertible preferred stock (Note 2)	—	808,266	—

See the accompanying notes to Consolidated Financial Statements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Basis of Financial Statements

The accompanying consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). In certain respects, the accompanying consolidated financial statements reflect adjustments which are not included in the consolidated financial statements issued by MUFG and certain of its subsidiaries in accordance with applicable statutory requirements and accounting practices in their respective countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) consolidation, (6) premises and equipment, (7) transfer of financial assets, (8) accrued severance indemnities and pension liabilities, (9) goodwill and other intangible assets and (10) lease transactions.

Fiscal years of certain subsidiaries, which end on or after December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. For the fiscal years ended March 31, 2011, 2012 and 2013, the effect of recording intervening events for the three-month periods ended March 31 on MUFG’s proportionate equity in net income of subsidiaries with fiscal years ended on or after December 31, would have resulted in an increase of ¥13.87 billion, a decrease of ¥1.56 billion, and an increase of ¥1.48 billion to net income attributable to Mitsubishi UFJ Financial Group, respectively. No intervening events occurred during each of the three-month periods ended March 31, 2011, 2012 and 2013 which, if recorded, would have had material effects on consolidated total assets, loans, total liabilities, deposits or total equity as of March 31, 2011, 2012 and 2013.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to management judgment primarily relate to the allowance for credit losses, the valuation allowances of deferred tax assets, recognition and measurement of uncertain tax positions, the valuation of financial instruments, the accounting for goodwill and intangible assets, impairment of investment securities, the allowances for repayment of excess interest and accrued severance indemnities and pension liabilities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of Significant Accounting Policies

Significant accounting policies applied in the accompanying consolidated financial statements are summarized below:

Consolidation—The accompanying consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIE”s) (together, the “MUFG Group”). In situations in which the MUFG Group has a controlling financial interest in other entities, including certain VIEs, such entities are consolidated and noncontrolling interests are recorded in Total equity. Intercompany items have been eliminated. Investments in affiliated companies (companies over which the MUFG Group has the ability to exercise significant influence) are accounted for by the equity method of accounting and are reported in Other assets. The MUFG Group’s equity interest in the earnings (losses) of these equity investees and other-than-temporary impairment are reported in Equity in earnings (losses) of equity method investees-net. The MUFG Group recognizes an impairment loss on investments in equity method investees that is other than temporary. The MUFG Group determines whether loss on investments is other than temporary, through consideration of various factors, such as the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the investees, and the intent and ability to retain its investment in the investees for a period of time sufficient to allow for any anticipated recovery in the fair value. The MUFG Group also evaluates additional factors, such as the condition and trend of the economic cycle, and trends in the general market.

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

Cash Flows—For the purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the accompanying consolidated balance sheets under the caption Cash and due from banks with original maturities of 90 days or less. Cash flows from qualified hedging activities are classified in the same category as the items being hedged.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions—Financial statements of overseas entities are translated into Japanese yen using the respective fiscal year-end exchange rates for assets and liabilities. Income and expense items are translated at average rates of exchange for the respective fiscal years.

Foreign currency translation gains and losses related to the financial statements of overseas entities of the MUFG Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of Accumulated other comprehensive income (loss). Tax effects of gains and losses on foreign currency translation of the financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future.

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

Repurchase Agreements, Securities Lending and Other Secured Financing Transactions—Securities sold with agreements to repurchase (“repurchase agreements”), securities purchased with agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions, if the transferor has not surrendered control over the securities. If they meet the relevant conditions for the surrender of control, they are accounted for as sales of securities with related off-balance sheet forward repurchase commitments or purchases of securities with related off-balance sheet forward resale commitments. For the fiscal years ended March 31, 2011, 2012 and 2013, there were no such transactions accounted for as sales.

Collateral—For secured lending transactions, including resale agreements, securities borrowing transactions, commercial lending and derivative transactions, the MUFG Group, as a secured party, generally has the right to require the counterparties to provide collateral, including letters of credit, cash, securities and other financial assets. For most securities lending transactions, the MUFG Group maintains strict levels of collateralization governed by a daily mark-to-market analysis. Financial assets pledged as collateral are generally negotiable financial instruments and are permitted to be sold or repledged by secured parties. If the MUFG Group sells these financial assets received as collateral, it recognizes the proceeds from the sale and its obligation to return the collateral. For secured borrowing transactions, principally repurchase agreements and securities lending transactions and derivative transactions, where the secured party has the right to sell or repledge financial assets pledged as collateral, the MUFG Group separately discloses those financial assets pledged as collateral in the accompanying consolidated balance sheets.

Trading Account Securities—Securities and money market instruments held in anticipation of short-term market movements and for resale to customers are included in Trading account assets, and short trading positions of these instruments are included in Trading account liabilities. Trading positions are carried at fair value in the accompanying consolidated balance sheets and recorded on a trade date basis. Changes in the fair value of trading positions are recognized currently in Trading account profits—net, as appropriate. The MUFG Group has elected the fair value option for certain foreign securities. See Note 29 for a further discussion of fair value option.

Investment Securities—Debt securities for which the MUFG Group has both the ability and positive intent to hold to maturity are classified as Securities being held to maturity and are carried at amortized cost. Debt securities that the MUFG Group may not hold to maturity and marketable equity securities, other than those classified as Trading account securities, are classified as Securities available for sale, and are carried at their fair values, with unrealized gains and losses reported on a net-of-tax basis within Accumulated other comprehensive income (loss), net of taxes, which is a component of equity. Other investment securities include nonmarketable equity securities carried at their acquisition cost and investment securities held by subsidiaries that are investment companies or brokers and dealers. Such securities held by those subsidiaries are subject to the specialized industry accounting principles for investment companies and brokers and dealers applicable for those subsidiaries. Securities of those subsidiaries are carried at their fair values.

Individual debt and equity securities are written down to fair value with the resulting losses charged to the accompanying consolidated statements of income when, in the opinion of management, a decline in fair value below the cost of such securities is other than temporary. Such impairment loss is included in Investment

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities gains—net in the accompanying consolidated statements of income. In determining other-than-temporary declines in fair value to be recognized as an impairment loss on investment securities, the MUFG Group generally considers factors such as the ability and positive intent to hold the investments for a period of time sufficient to allow for anticipated recovery in fair value, the financial condition of the issuer, the extent of decline in fair value, and the length of time that the decline in fair value below cost has existed. Interest and dividends on investment securities are reported in Interest income. Dividends are recognized when the shareholder right to receive the dividend is established. Gains and losses on disposition of investment securities are computed using the average cost method and are recognized on the trade date.

Derivative Financial Instruments—The MUFG Group engages in derivative activities involving swaps, forwards, futures, options, and other types of derivative contracts. Derivatives are used in trading activities to generate trading revenues and fee income for its own account and to respond to the customers’ financial needs. Derivatives are also used to manage counterparty credit risk and market risk exposures to fluctuations in interest and foreign exchange rates, equity and commodity prices.

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

Derivatives are also used to manage exposures to fluctuations in interest and foreign exchange rates arising from mismatches of asset and liability positions. Certain of those derivatives are designated as hedging instruments and qualify for hedge accounting. The MUFG Group designates a derivative as a hedging instrument at the inception of each such hedge relationship, and it documents, for such individual hedging relationships, the risk management objective and strategy, including the item being hedged, the specific risk being hedged and the method used to assess the hedge effectiveness. In order for a hedging relationship to qualify for hedge accounting, the changes in the fair value of the derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows of the hedged items attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in Non-interest income or expense in the period in which it arises. All qualifying hedging derivatives are valued at fair value and included in Other assets or Other liabilities, as appropriate. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in Accumulated other comprehensive income (loss). Amounts realized on cash flow hedges related to variable rate loans are recognized in Net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions, if any, is recognized in Non-interest income or expense in the period when the forecasted transaction occurs. Any difference that arises from gains or losses on hedging derivatives offsetting corresponding gains or losses on the hedged items, and gains and losses on derivatives attributable to the risks excluded from the assessment of hedge effectiveness are recognized in Non-interest income or expense.

Loans—Loans originated by the MUFG Group (“originated loans”) are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Originated loans held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment to yield using a method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the remaining contractual terms of the loans using a method that approximates the interest method when such purchased loans are outside the scope of the guidance on loans and debt securities acquired with deteriorated credit quality as described below.

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card and UnionBanCal Corporation (“UNBC”) based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk.

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

Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. If a nonaccrual loan has been restructured and the borrower is not delinquent under the restructured terms, and demonstrates that its financial condition has improved, the MUFG Group may reclassify the loan to accrual status. This determination is generally performed once a year through a detailed internal credit rating review process. Once a restructured nonaccrual loan is deemed to be a troubled debt restructuring (“TDR”), the MUFG Group will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

In accordance with the guidance on loans and debt securities acquired with deteriorated credit quality, impaired loans acquired for which it is probable that the MUFG Group will be unable to collect all contractual receivables are initially recorded at the present value of amounts expected to be received. For these impaired loans, the related valuation allowances are not carried over or created initially. Accretable yield is limited to the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the loan’s yield over its remaining life after reduction of any remaining allowance for credit losses for the loan established after its acquisition, if any, while any decrease in such cash flows below those initially expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition is recognized as an impairment.

Loan Securitization—The MUFG Group securitizes and services commercial, industrial, and residential loans in the normal course of business. The MUFG Group accounts for a transfer of loans in a securitization transaction as a sale if it meets relevant conditions for the surrender of control. Otherwise, the transfer is accounted for as a collateralized borrowing transaction. When a securitization is accounted for as a sale, the proceeds from a sale of financial assets consist of the cash and any other assets obtained, including beneficial interests and separately recognized servicing assets, in the transfer less any liabilities incurred, including separately recognized servicing liabilities. All proceeds and reductions of proceeds from a sale shall be initially measured at fair value.

Allowance for Credit Losses—The MUFG Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are generally determined based on detailed loan reviews and a credit assessment by management at each balance sheet date, and are deducted from the allowance for credit losses as net charge-offs. The MUFG Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. Management believes that the provision for credit losses is adequate and the allowance is at the appropriate amount to absorb probable losses inherent in the loan portfolio. During the fiscal year ended March 31, 2013, the MUFG Group did not make any significant changes to the methodologies or policies used to determine its allowance for credit losses.

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

In relation to loans that are in past due status over a certain period of time and deemed uncollectible, the amount of loans less estimated value of the collateral and guaranteed amount is generally considered uncollectible and charged off.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Card segment

In the Card segment, the loans are smaller-balance homogeneous loans that are pooled by their internal credit rating based on the number of delinquencies. The allowance for loans in this segment is generally determined based on the probability of insolvency by the number of actual delinquencies and historical loss experience. For calculating the allocated allowance for loans specifically identified for evaluation, impaired loans are aggregated for the purpose of measuring impairment using historical loss factors.

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

Commercial loans are generally considered uncollectible based on an evaluation of the financial condition of a borrower as well as the value of any collateral and, when considered to be uncollectible, loans are charged off in whole or in part. Consumer loans are generally considered uncollectible based on past due status and the value of any collateral and, when considered to be uncollectible, loans are charged off in whole or in part.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets—Intangible assets consist of software, core deposit intangibles, customer relationships, trade names and other intangible assets. These are amortized over their estimated useful lives unless they have indefinite useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Software	2 to 10	Straight-line
Core deposit intangibles	5 to 19	Declining-balance
Customer relationships	7 to 27	Declining-balance
Trade names	3 to 40	Straight-line

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

Accrued Severance and Pension Liabilities—The MUFG Group has defined benefit pension plans and other postretirement benefit plans, including severance indemnities plans. The liabilities related to these plans are computed and recognized based on actuarial computations. Net actuarial gains and losses that arise from differences between actual experience and assumptions are generally amortized over the average remaining service period of participating employees if it exceeds the corridor, which is defined as the greater of 10% of plan assets or the projected benefit obligation. Under the guidance related to employers’ accounting for defined benefit pension and other postretirement plans, the MUFG Group recognizes a net liability or asset to report the funded status of its defined benefit pension and other postretirement plans in the accompanying consolidated balance sheets and recognizes changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in Accumulated other comprehensive income (loss). The costs of the plans, based on actuarial computations of current and future employee benefits, were charged to Salaries and employee benefits. The MUFG Group measures plan assets and benefit obligations as of the date of the consolidated balance sheets.

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

Allowance for Repayment of Excess Interest—The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile,

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recent trend of borrowers’ claims for reimbursement, and management’s future forecasts. The allowance is recorded as a liability in Other liabilities.

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

•

Trust fees are recognized on an accrual basis, generally based on the volume of trust assets under management and/or the operating performance for the accounting period of each trust account. With respect to the trust accounts with guarantee of trust principal, trust fees are determined based on the profits earned by individual trust account during the trust accounting period, less deductions, including provision for reserve, impairment for individual investments and dividends paid to beneficiary certificate holders. The trust fees for these trust accounts are accrued based on the amounts expected to be earned during the accounting period of each trust account.

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

Income Taxes—The provision for income taxes is determined using the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized. The provision for deferred taxes is based on the change in the net deferred tax asset or liability during the fiscal year. A tax position that meets the “more likely than not” recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Treasury Stock—The MUFG Group presents its treasury stock, including shares of MUFG owned by its subsidiaries and affiliated companies, as a reduction of equity on the accompanying consolidated balance sheets at cost and accounts for treasury stock transactions under an average cost method. Gains (losses) on sales of treasury stock are charged to capital surplus and unappropriated retained earnings.

Comprehensive Income (Loss)—Comprehensive income (loss) includes net income (loss) before attribution to noncontrolling interests and other comprehensive income (“OCI”). All changes in unrealized gains and losses on investment securities, unrealized gains and losses on derivatives qualifying for cash flow hedges, pension liability adjustments and foreign currency translation adjustments constitute OCI and are presented, with related income tax effects, in the accompanying consolidated statements of comprehensive income.

Stock-Based Compensation—MUFG and certain of its subsidiaries have stock-based compensation plans. Stock-based compensation expenses are recognized based on the grant date fair value of share based compensation over the period during which an employee is required to provide service in accordance with the terms of the plans. See Note 30 for further discussion of stock-based compensation plans.

Change in Accounting Estimates

The MUFG Group evaluates the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life. When the useful life of intangible assets not subject to amortization is no longer determined to be indefinite, such as when unanticipated competition enters a market, the intangible asset is amortized over the remaining period that it is expected to contribute to positive cash flows. At September 30, 2011, the MUFG Group reevaluated the useful lives of its intangible assets related to its customer relationships from fund contracts, which had been recorded as intangible assets not subject to amortization. Due to the global financial downturn, including the recent financial market disruption in Europe and the downgrade of the U.S. treasury bonds’ credit rating, the downward trend of customer assets under management, which had previously been on an upward trend, was not expected to recover in the near future and therefore is no longer expected to support indefinite useful lives of the intangible assets associated with the customer relationships from fund contracts. As a result of the reevaluation, the MUFG Group reclassified its intangible assets related to the customer relationships of ¥42,224 million from intangible assets not subject to amortization to those subject to amortization. See Note 6 for the details of these intangible assets.

Accounting Changes

Amendment of Accounting for Consolidation of Variable Interest Entities—In June 2009, the FASB issued new guidance which amends the accounting for consolidation of VIEs. This guidance changes the previous guidance by modifying the characteristics for assessing a primary beneficiary to include entities that have the power to direct the activities of the VIE which significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity. The primary beneficiary determination must be reassessed on an ongoing basis. In addition, this guidance amends the identification of VIEs by eliminating the scope exception for qualified special purpose entities and adding an additional reconsideration event for determining whether an entity is a VIE. This guidance became effective on April 1, 2010 for the MUFG Group.

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

Amendment to Accounting for A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring—In April 2011, the FASB issued new guidance on a creditor’s evaluation of whether a modification or restructuring of a receivable is a TDR. This clarifies the guidance on a creditor’s evaluation of whether the creditor has granted a concession and whether the debtor is experiencing financial difficulties. This guidance also clarifies that a creditor is precluded from using the borrower’s effective rate test when assessing whether a concession has been granted to the borrower. This guidance is effective for the first interim or annual reporting period beginning on or after June 15, 2011. An entity is required to apply this guidance retrospectively for all modifications and restructuring activities that have occurred from the beginning of the annual period of adoption. For receivables that are newly considered impaired under the guidance on accounting by creditors for impairment of a loan, an entity should measure the impairment of those receivables prospectively in the first period of adoption and disclose the total amount of receivables and the related allowance for credit losses as of the end of the period of adoption. Early adoption is permitted. The MUFG Group adopted this guidance on April 1, 2012, and there was no material impact on its financial position and results of operations. See Note 4 for further details of the disclosures required by this guidance.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs—In May 2011, the FASB issued new guidance, which amends certain accounting and disclosure requirements related to fair value measurements, that result in common fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards (“IFRS”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective during interim and annual period beginning after December 15, 2011. The MUFG Group adopted this guidance on April 1, 2012, which had no impact on its financial position and results of operations. See Note 29 for further details of the disclosures required by this guidance.

Amendments to the Presentation of Comprehensive Income—In June 2011, the FASB issued new guidance which amends presentation and disclosure requirements of OCI. This guidance eliminates the option to present the components of OCI as part of the statement of changes in stockholders’ equity and requires that all changes in comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, in December 2011, the FASB issued further guidance which indefinitely defers the specific requirement to present items that are reclassified from accumulated OCI to net income separately with their respective components of net income and OCI. This does not defer the effective date of the other disclosure requirements within the new guidance. This guidance is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption of this guidance is permitted. The MUFG Group adopted this guidance on April 1, 2012. This guidance only affected the presentation of the MUFG Group’s consolidated financial statements and had no impact on its financial position and result of operations.

In February 2013, the FASB issued further guidance which finalizes the specific requirement to present items that are reclassified from accumulated OCI to net income separately with their respective components of net income and OCI. Under this guidance, the deferred date for the specific requirement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. See Recently Issued Accounting Pronouncements—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income for details.

Amendments to Testing Goodwill for Impairment—In September 2011, the FASB issued new guidance which simplifies goodwill impairment testing. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test which includes calculating the fair value of the reporting unit. This guidance is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011. Early adoption of this guidance is permitted. The MUFG Group adopted this guidance on April 1, 2012, and there was no impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Scope Clarification of Accounting for Derecognition of in Substance Real Estate—In December 2011, the FASB issued new guidance, which resolves the diversity in practice about whether the guidance of real estate sales in property, plant, and equipment applies to a parent that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. Under the amendments in this guidance, when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity should apply the guidance of real estate sales in property, plant, and equipment to determine whether it should derecognize the in substance real estate. The amendments in this guidance are effective for fiscal years, and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interim periods within those years, beginning on or after June 15, 2012. Early adoption is permitted. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Disclosures about Offsetting Assets and Liabilities—In December 2011, the FASB issued new guidance which facilitates comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. This guidance requires that entities disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This guidance is effective for annual periods for fiscal years beginning on or after January 1, 2013 and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.

In January 2013, the FASB issued further guidance which provides clarification that the scope of the guidance on disclosures about offsetting assets and liabilities applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with existing guidance or subject to an enforceable master netting arrangement or similar agreement. The new guidance will only affect the MUFG Group’s disclosures about offsetting assets and liabilities, and will not affect its financial position and results of operations.

Amendments to Testing Indefinite-Lived Intangible Assets for Impairment—In July 2012, the FASB issued new guidance which simplifies the impairment testing for indefinite-lived intangible assets other than goodwill. The guidance allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An entity electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on a qualitative assessment, that it is “more likely than not” that the asset is impaired. This guidance is effective for impairment tests performed in interim and annual periods for fiscal years beginning after September 15, 2012. Early adoption is permitted. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution—In October 2012, the FASB issued new guidance, which clarifies the accounting guidance for subsequently measuring an indemnification asset recognized as a result of a government-assisted acquisition of a financial institution when a change in cash flows expected to be collected occurs. This guidance specifies an entity shall subsequently account for the change in measurement of the indemnification asset on the same basis as the change in assets subject to the indemnification and limit any amortization of changes in value to the lesser of the contractual term of the indemnification agreement or the remaining life of the indemnified assets. This guidance is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. Early adoption is permitted. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its financial position and results of operations.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income—In February 2013, the FASB issued new guidance which requires an entity to present separately for each component of OCI, current period reclassifications out of accumulated OCI and other amounts of current period OCI. In addition, the guidance requires an entity to report the effect of significant reclassifications out of accumulated OCI on the

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments in this guidance are effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. Early adoption is permitted. This guidance will only affect the presentation of the MUFG Group’s consolidated statements of income or disclosures related to items reclassified out of OCI and will not affect its financial position and results of operations.

Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date—In February 2013, the FASB issued new guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity—In March 2013, the FASB issued new guidance which requires the release of an entity’s cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Amendments to the Scope, Measurement, and Disclosure Requirements for Investment Companies—In June 2013, the FASB issued guidance that changed the approach for determining whether an entity is an investment company under U.S. GAAP, and set forth certain measurement and disclosure requirements. This guidance changes the approach to the investment company assessment, clarifies the characteristics of an investment company, and provides comprehensive guidance for assessing whether an entity is an investment company. In addition, this guidance requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. Also, this guidance requires additional disclosures about an entity’s status as an investment company and financial support provided or contractually required to be provided by an investment company to its investees. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption of this guidance is prohibited. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Inclusion of the Fed Funds Effective Swap Rate or Overnight Index Swap Rate as a Benchmark Interest Rate for Hedge Accounting Purposes—In July 2013, the FASB issued new guidance which permits the U.S. Federal Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to, the interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate (“LIBOR”). The guidance also removes the restriction on using different benchmark rates for similar hedges. This guidance is effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

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

On December 1, 2012, Union Bank acquired certain assets and assumed certain liabilities of Pacific Capital Bancorp, a bank holding company headquartered in Santa Barbara, California, for ¥124,484 million in cash, and thereby recorded goodwill of ¥33,875 million and intangible assets of ¥6,093 million.

Investment in Morgan Stanley

On September 29, 2008, the MUFG Group and Morgan Stanley completed a final agreement to enter into a strategic capital alliance aiming to build a global strategic alliance primarily in the corporate and investment bank fields. On October 13, 2008, the MUFG Group purchased shares of preferred stock issued by Morgan Stanley. The investment in Morgan Stanley’s preferred stock consisted of Series B Non-cumulative Non-voting Perpetual Convertible Preferred Stock (“Series B Preferred Stock”) and Series C Non-cumulative Non-voting Perpetual Preferred Stock. On April 21, 2011, the MUFG Group and Morgan Stanley entered into an agreement to convert the Series B Preferred Stock with a face value of ¥808,266 million, into Morgan Stanley’s common stock. On June 30, 2011, the MUFG Group converted the Series B Preferred Stock for approximately 385 million shares of Morgan Stanley’s common stock, including approximately 75 million additional shares resulting from the adjustment to the conversion rate pursuant to the agreement. The adjustment to the conversion rate was recognized as a gain of ¥139,320 million, which was included in Gain on conversion rate adjustment of convertible preferred stock in Interest income on investment securities in the accompanying consolidated statement of income for the fiscal year ended March 31, 2012.

Prior to the conversion, the MUFG Group held approximately 3.0% of Morgan Stanley’s common stock and the investment was included in Investment securities available for sale. As a result of the conversion, the MUFG Group held approximately 22.4% of Morgan Stanley’s common stock, giving the MUFG Group the ability to exercise significant influence over the operations of Morgan Stanley. Accordingly, the MUFG Group has adopted the equity method of accounting for its investment in Morgan Stanley from June 30, 2011. The MUFG Group’s investments, results of operations and retained earnings were adjusted retroactively on a step-by-step basis as if the equity method of accounting had been in effect during all previous periods. The MUFG Group’s retroactive adjustment was applied to the existing approximately 3.0% investment in Morgan Stanley’s common stock through June 30, 2011. Following the conversion, the MUFG Group began recognizing its approximately 22.4% interest in Morgan Stanley’s common stock as an investment in an equity method investee included in Other assets.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Upon qualifying for the equity method of accounting on June 30, 2011, the MUFG Group performed a valuation of its Morgan Stanley investment. As a result of the valuation, the carrying amount of the MUFG Group’s investment in common stock exceeded the underlying equity in net assets of Morgan Stanley and the excess was recognized as goodwill.

At September 30, 2011, the quoted market price of Morgan Stanley’s common stock had declined 41% from the quoted market price at June 30, 2011. The quoted market price at September 30, 2011 represented less than half of the MUFG Group’s carrying amount on a per share basis. The MUFG Group evaluated this stock price decline to determine whether the investment in Morgan Stanley was other than temporarily impaired. The MUFG Group determined that the decline in the stock price was other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. More specifically, new and pending regulations, such as the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (“the Dodd-Frank Act”) and the global regulatory framework often referred to as “Basel III,” were expected to impose significant constraints on the business activities of financial institutions, including the prohibition on certain transactions, the enhancement of risk management frameworks, and the increase in capital adequacy requirements. Rules designed to further regulate the business operations of financial institutions were being adopted, or were at the time scheduled soon to be adopted, by government agencies, including the rules relating to resolution plans and rules generally referred to as the Volcker Rule under the Dodd-Frank Act. Furthermore, the impact of the prolonged European economic crisis had resulted in negative long-term prospects for the global financial market. The events in Europe had an immediate effect on financial institutions holding sovereign securities and were also expected to have long-term consequences for financial institutions with operations in Europe. Given these uncertain economic environment and increasing regulatory challenges, and the significant excess of the carrying amount per share over the quoted market price of Morgan Stanley’s common stock, the MUFG Group recorded an other-than-temporary impairment loss of ¥579,468 million at September 30, 2011. The MUFG Group’s investment in Morgan Stanley’s common stock was adjusted to the quoted market price of Morgan Stanley’s common stock as of September 30, 2011, and the impairment loss was reflected in Equity in earnings (losses) of equity method investees-net in the accompanying consolidated statement of income for the fiscal year ended March 31, 2012. The MUFG Group recorded no additional other-than-temporary impairment loss during the fiscal year ended March 31, 2013. See Note 14 for more information.

Purchase of shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. from noncontrolling interest shareholders

On December 26, 2012, MUSHD and BTMU acquired the remaining 49% ownership of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., which had been 51% owned subsidiary of the MUFG Group. As a result, it became a wholly-owned subsidiary of MUFG. The acquisition was accounted for as an equity transaction, and the excess of the cash consideration paid over the Noncontrolling interest was recognized as a reduction of Capital surplus. The purpose of making Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. a wholly-owned subsidiary is to further strengthen private banking services for high-net-worth customers.

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

The amortized cost, gross unrealized gains and losses and fair value of investment securities available for sale and being held to maturity at March 31, 2012 and 2013 were as follows:

At March 31, 2012:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥48,736,276	¥155,010	¥8,624		¥48,882,662
Japanese prefectural and municipal bonds	173,028	7,750	—		180,778
Foreign governments and official institutions bonds	953,364	18,606	742		971,228
Corporate bonds	2,460,263	68,933	2,639		2,526,557
Residential mortgage-backed securities	1,129,948	14,239	5,602		1,138,585
Commercial mortgage-backed securities	96,502	2,512	684		98,330
Asset-backed securities	503,011	401	891		502,521
Other debt securities	964	—	—		964
Marketable equity securities	2,315,374	1,129,136	5,734		3,438,776

Total	¥56,368,730	¥1,396,587	¥24,916		¥57,740,401

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥590,147	¥4,370	¥—		¥594,517
Japanese prefectural and municipal bonds	3,531	6	—		3,537
Foreign governments and official institutions bonds	626,871	3,691	169		630,393
Corporate bonds	59,857	201	14		60,044
Asset-backed securities	1,104,890	39,447	2,212	(1)	1,142,125
Other debt securities	72	1	—		73

Total	¥2,385,368	¥47,716	¥2,395		¥2,430,689

Note:

(1)	UNBC reclassified collateralized loan obligations (“CLOs”), which totaled ¥111,895 million at fair value, from Securities available for sale to Securities being held to maturity during the fiscal year ended March 31, 2010. As a result of the reclassification, the unrealized losses at the date of reclassification remaining in Accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets was ¥29,539 million before taxes at March 31, 2012 and not included in the table above.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2013:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥49,159,827	¥323,725		¥3,598		¥49,479,954
Japanese prefectural and municipal bonds	207,227	9,852		4		217,075
Foreign governments and official institutions bonds	701,504	17,814		3,022		716,296
Corporate bonds	1,868,599	55,044		697		1,922,946
Residential mortgage-backed securities	1,204,219	20,902		1,501		1,223,620
Commercial mortgage-backed securities	260,057	9,895		570		269,382
Asset-backed securities	813,312	1,132		3,766		810,678
Other debt securities(1)	109,365	2,247		4,898		106,714
Marketable equity securities	2,224,060	1,874,159		815		4,097,404

Total	¥56,548,170	¥2,314,770		¥18,871		¥58,844,069

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥232,881	¥1,883		¥—		¥234,764
Foreign governments and official institutions bonds	284,315	2,409		—		286,724
Corporate bonds	23,555	173		—		23,728
Residential mortgage-backed securities	86,722	1,056	(2)	11		87,767
Asset-backed securities	1,503,691	51,396		—	(3)	1,555,087

Total	¥2,131,164	¥56,917		¥11		¥2,188,070

Notes:

(1)	Other debt securities in the table above includes ¥106,699 million of private placement tax-exempt debt conduit bonds.
(2)	The MUFG Group reclassified residential mortgage-backed securities, which totaled ¥12,356 million at fair value, from Securities available for sale to Securities being held to maturity during the fiscal year ended March 31, 2013. As a result of the reclassification, the unrealized gains at the date of reclassification remaining in Accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets was ¥395 million before taxes at March 31, 2013 and not included in the table above.
(3)	As a result of the reclassification during the fiscal year ended March 31, 2010, the unrealized losses at the date of reclassification remaining in Accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets was ¥1,460 million before taxes at March 31, 2013 and not included in the table above.

Other Securities

Investment securities other than Securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥876,333 million and ¥864,052 million at March 31, 2012 and 2013, respectively, because their fair values were not readily determinable.

The remaining balances were investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers and carried at fair value of ¥33,432 million and ¥25,900 million at March 31, 2012 and 2013, respectively. See Note 29 for the valuation techniques and inputs used to estimate the fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With respect to cost-method investments of ¥302,318 million and ¥ 357,805 million at March 31, 2012 and 2013, respectively, the MUFG Group has estimated a fair value using commonly accepted valuation techniques to determine if the investment is impaired in each reporting period. These cost-method investments are primarily comprised of nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future. See Note 29 for the details of these commonly accepted valuation techniques. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other than temporary.

With respect to cost-method investments of ¥574,015 million and ¥506,247 million at March 31, 2012 and 2013, respectively, the MUFG Group performed a test to determine whether any impairment indicator existed for each investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group performs evaluation of whether the impairment is other than temporary. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share in an investee’s net assets to the cost of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit rating, which is generally updated once a year based on the annual financial statements of the issuer. In addition, if an event that could impact the credit rating of an investee occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of those cost-method investments, which had aggregated costs of ¥570,122 million and ¥503,671 million at March 31, 2012 and 2013, respectively, since it was not practical and the MUFG Group identified no impairment indicators.

Based on the procedure described above, the MUFG Group recognized other-than-temporary impairment losses on the cost-method investment of ¥2,882 million, ¥5,829 million and ¥2,364 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively. Each impairment loss was recognized based on the specific circumstances of each individual company. No impairment loss was individually material.

Contractual Maturities

The amortized cost and fair values of debt securities being held to maturity and the fair values of debt securities available for sale at March 31, 2013 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity		Available-for-sale
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥318,546	¥319,879	¥14,977,782
Due from one year to five years	233,371	237,234	28,121,000
Due from five years to ten years	1,158,383	1,201,878	7,741,431
Due after ten years	420,864	429,079	3,906,452

Total	¥2,131,164	¥2,188,070	¥54,746,665

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Realized Gains and Losses and Transfers of Investment Securities

For the fiscal years ended March 31, 2011, 2012 and 2013, gross realized gains on sales of investment securities available for sale were ¥270,384 million, ¥233,253 million and ¥282,609 million, respectively, and gross realized losses on sales of investment securities available for sale were ¥35,966 million, ¥56,226 million and ¥31,906 million, respectively.

In the second half of the fiscal year ended March 31, 2012, the MUFG Group determined that it no longer had the intent to hold a certain security, which had a carrying value of ¥7,856 million, to maturity in response to a significant deterioration in the issuer’s creditworthiness. As a result, the MUFG Group transferred from Securities being held to maturity to Securities available for sale. The MUFG Group sold all amount of such security by March 31, 2012. The realized losses resulting from the sale of the security recognized in the second half of the fiscal year ended March 31, 2012 were ¥691 million.

For the fiscal year ended March 31, 2013, the MUFG Group determined that it no longer had the intent to hold certain securities, which had a carrying value of ¥47,566 million, to maturity in response to a significant deterioration in the issuers’ creditworthiness. As a result, the MUFG Group transferred these securities from Securities being held to maturity to Securities available for sale. These securities were sold and the MUFG Group recorded a loss of ¥1,518 million for the fiscal year ended March 31, 2013.

On September 30, 2012, UNBC transferred certain CLOs with a carrying amount of ¥88,799 million from Securities being held to maturity to Securities available for sale, due to a significant increase in the risk weights of debt securities used for regulatory capital purposes under rules proposed by the U.S. federal banking agencies in June 2012. The Notices of Proposed Rulemaking (“NPRs”) would revise regulatory capital rules for U.S. Banking organizations and align them with the Basel III capital framework issued by the Basel Committee on Banking Supervision. Although the NPRs have not yet been formally adopted, UNBC was required to include in its 2013 annual capital plan certain capital projections pursuant to the NPRs that adversely affect the risk weights of the transferred CLOs. These regulatory capital changes were not foreseeable when UNBC initially transferred the CLOs from Securities available for sale to Securities being held to maturity during the fiscal year ended March 31, 2010 . Accordingly, UNBC no longer intended to hold these securities to maturity. The carrying amount of the CLOs immediately prior to the transfer on September 30, 2012, totaled ¥88,799 million, which included ¥24,026 million of unrealized losses in unamortized OCI. Following the transfer, the securities were recorded at fair value, with an unrealized loss of ¥4,949 million recorded in OCI.

The MUFG Group transferred securities available for sale of ¥12,356 million to Securities being held to maturity during the fiscal year ended March 31, 2013. The MUFG Group has asserted the positive intent and ability to hold these securities to maturity.

Other-than-temporary Impairments of Securities Available for Sale and Being Held to Maturity

For the fiscal years ended March 31, 2011, 2012 and 2013, losses resulting from impairment of investment securities to reflect the decline in value considered to be other than temporary were ¥139,020 million, ¥195,684 million and ¥124,172 million, respectively, which were included in Investment securities gains—net in the accompanying consolidated statements of income. The losses of ¥139,020 million for the fiscal year ended March 31, 2011 included losses of ¥20,488 million from debt securities available for sale mainly classified as corporate bonds and ¥115,650 million from marketable equity securities. The losses of ¥195,684 million for the fiscal year ended March 31, 2012 included losses of ¥13,782 million from debt securities available for sale mainly classified as corporate bonds, and ¥176,073 million from marketable equity securities. The losses of ¥124,172 million for the fiscal year ended March 31, 2013 included losses of ¥8,329 million from debt securities available for sale mainly classified as corporate bonds, and ¥113,479 million from marketable equity securities.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross Unrealized Losses and Fair Value

The following tables show the unrealized gross losses and fair values of investment securities available for sale and being held to maturity at March 31, 2012 and 2013 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2012:	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Number of securities
	(in millions, except number of securities)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥15,976,426	¥3,035	¥794,870	¥5,589	¥16,771,296	¥8,624	65
Foreign governments and official institutions bonds	27,255	674	3,923	68	31,178	742	42
Corporate bonds	273,322	1,709	87,770	930	361,092	2,639	2,077
Residential mortgage-backed securities	128,824	2,071	27,536	3,531	156,360	5,602	162
Commercial mortgage-backed securities	9,683	253	12,664	431	22,347	684	20
Asset-backed securities	9,425	891	—	—	9,425	891	10
Marketable equity securities	102,018	5,570	528	164	102,546	5,734	56

Total	¥16,526,953	¥14,203	¥927,291	¥10,713	¥17,454,244	¥24,916	2,432

Securities being held to maturity:
Debt securities:
Foreign governments and official institutions bonds	¥8,229	¥2	¥60,813	¥167	¥69,042	¥169	5
Corporate bonds	4,104	2	1,388	12	5,492	14	3
Asset-backed securities	220,509	1,964	119,165	248	339,674	2,212	222

Total	¥232,842	¥1,968	¥181,366	¥427	¥414,208	¥2,395	230

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Less than 12 months		12 months or more		Total
At March 31, 2013:	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Number of securities
	(in millions, except number of securities)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥6,859,342	¥672	¥584,048	¥2,926	¥7,443,390	¥3,598	33
Japanese prefectural and municipal bonds	1,486	4	—	—	1,486	4	1
Foreign governments and official institutions bonds	157,287	2,867	11,332	155	168,619	3,022	108
Corporate bonds	76,521	306	56,953	391	133,474	697	1,360
Residential mortgage-backed securities	102,511	276	25,766	1,225	128,277	1,501	182
Commercial mortgage-backed securities	58,459	530	12,134	40	70,593	570	24
Asset-backed securities	17,239	37	85,069	3,729	102,308	3,766	131
Other debt securities	71,217	4,898	—	—	71,217	4,898	49
Marketable equity securities	15,143	694	870	121	16,013	815	23

Total	¥7,359,205	¥10,284	¥776,172	¥8,587	¥8,135,377	¥18,871	1,911

Securities being held to maturity:
Debt securities:
Residential mortgage-backed securities	¥3,370	¥11	¥—	¥—	¥3,370	¥11	10

Total	¥3,370	¥11	¥—	¥—	¥3,370	¥11	10

Evaluating Investment Securities for Other-than-temporary Impairments

The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other than temporary.

Japanese national government and Japanese government agency bonds, Foreign governments and official institutions bonds

As of March 31, 2013, the unrealized losses associated with Japanese national government bonds, Japanese government agency bonds, foreign governments bonds and foreign official institutions bonds are not expected to have any credit losses due to the creditworthiness of sovereign countries and related entities which are guaranteed by the governments, and such unrealized losses are primarily driven by changes in interest rates, not because of credit losses. Therefore, the MUFG Group expects to recover the entire amortized cost basis of these securities and as such has not recorded any impairment losses in the accompanying consolidated statements of income.

Residential and commercial mortgage-backed securities

As of March 31, 2013, the unrealized losses associated with federal agency residential mortgage-backed securities, which are issued by Government-Sponsored Enterprises (“GSEs”) of the United States and collateralized by residential mortgage loans, are primarily driven by changes in interest rates and not because of credit losses while the unrealized losses associated with other non-agency residential and commercial mortgage-backed securities issued by financial institutions with no guarantee from GSEs are primarily driven by

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investment grade, and the MUFG Group expects to recover the entire amortized cost basis of these securities with consideration of expected cash flow analysis and other factors. As such, no impairment loss was recorded in the accompanying consolidated statements of income.

Asset-backed securities

As of March 31, 2013, the unrealized losses associated with asset-backed securities are primarily related to certain CLOs, which are structured finance products that securitize a diversified pool of loan assets into multiple classes of notes from the cash flows generated by the loan assets, and pay the note holders through the receipt of interest and principal repayments from the underlying loan assets. Certain of these CLOs are highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment, which is performed when the fair value of a security is lower than its amortized cost. Any security with credit rating deterioration is also subject to cash flow analysis to determine whether or not an other-than-temporary impairment exists. The MUFG Group monitored performance of securities and performed expected cash flow analysis, which indicated no observable credit quality deterioration on such securities at March 31, 2013. As a result, although the fair value of the CLOs portfolio declined during the years ended March 31, 2012 and 2013, no other-than-temporary impairment loss was recorded in the accompanying consolidated statements of income.

Corporate bonds

As of March 31, 2013, the unrealized losses associated with corporate bonds are primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections using its base assumptions. The key assumptions include probability of default based on credit ratings of the bond issuers and a loss given default.

The following table presents a roll-forward of the credit loss component recognized in earnings. The balance at the beginning of each fiscal year represents the credit loss component for which an other-than-temporary impairment occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairment has occurred. The credit loss component is reduced when the corporate bonds mature or are sold. Additionally, the credit loss component is reduced if the MUFG Group receives or expects to receive cash flows in excess of what the MUFG Group previously expected to receive over the remaining life of the credit impaired debt securities.

	2011	2012	2013
	(in millions)
Balance at beginning of fiscal year	¥36,591	¥35,458	¥30,066

Additions:
Initial credit impairments	14,087	8,596	5,347
Subsequent credit impairments	6,401	5,186	2,982

Reductions:
Securities sold or matured	(21,621)	(19,174)	(13,870)

Balance at end of fiscal year	¥35,458	¥30,066	¥24,525

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The cumulative decline in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at March 31, 2012 and 2013 was ¥18,334 million and ¥13,047 million, respectively. Of which, the credit loss component recognized in earnings was ¥30,066 million and ¥24,525 million, and the remaining amount related to all other factors recognized in Accumulated other comprehensive income (loss) before taxes was ¥11,732 million and ¥11,479 million at March 31, 2012 and 2013, respectively.

Other debt securities

As of March 31, 2013, other debt securities primarily consist of private placement tax-exempt debt conduit bonds, which are largely not rated. The MUFG Group estimated loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment loss, which is performed when the fair value of a security is lower than its amortized cost. Based on the analysis, no other-than-temporary impairment loss was recorded in the accompanying consolidated statement of income.

Marketable equity securities

The MUFG Group determines whether unrealized losses on marketable equity securities are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairment. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other than temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic prospects and the issuers’ performance. The MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other-than-temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

At March 31, 2013, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above, and the fact that the MUFG Group primarily makes these investments for strategic purposes to maintain long-term relationships with its customers.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2012 and 2013 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	2012	2013
	(in millions)
Domestic:
Manufacturing	¥11,451,720	¥11,767,352
Construction	1,155,926	1,056,276
Real estate	11,035,029	11,143,777
Services	3,239,688	2,881,666
Wholesale and retail	8,492,234	8,330,553
Banks and other financial institutions(1)	3,511,055	3,622,021
Communication and information services	1,284,585	1,314,505
Other industries	10,390,191	12,191,566
Consumer	17,636,553	17,132,396

Total domestic	68,196,981	69,440,112

Foreign:
Governments and official institutions	554,933	673,548
Banks and other financial institutions(1)(3)	5,871,731	7,258,978
Commercial and industrial(3)	15,693,487	18,738,731
Other(3)	2,072,194	2,601,338

Total foreign	24,192,345	29,272,595

Unearned income, unamortized premiums—net and deferred loan fees—net	(91,083)	(122,478)

Total(2)	¥92,298,243	¥98,590,229

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥46,634 million and ¥35,261 million at March 31, 2012 and 2013, respectively, which are carried at the lower of cost or estimated fair value.
(3)	The amount of loans previously reported for “Banks and other financial institutions” category within Foreign loans as of March 31, 2012 was restated from ¥4,722,587 million to ¥5,871,731 million. The amount of loans previously reported for “Commercial and industrial” category within Foreign loans as of March 31, 2012 was restated from ¥15,675,995 million to ¥15,693,487 million. The amount of loans previously reported for “Other” category within Foreign loans as of March 31, 2012 was restated from ¥3,238,830 million to ¥2,072,194 million.

Nonaccrual and restructured loans were ¥2,112,964 million and ¥2,280,960 million at March 31, 2012 and 2013, respectively. Had interest on these loans been accrued pursuant to the original terms, gross interest income on such loans for the fiscal years ended March 31, 2012 and 2013 would have been approximately ¥93.8 billion and ¥90.9 billion, respectively, of which approximately ¥44.8 billion and ¥48.9 billion, respectively, were included in interest income on loans in the accompanying consolidated statements of income. Accruing loans contractually past due 90 days or more were ¥65,577 million and ¥41,544 million at March 31, 2012 and 2013, respectively.

The MUFG Group provided commitments to extend credit to customers with restructured loans. The amounts of such commitments were ¥15,729 million and ¥10,662 million at March 31, 2012 and 2013, respectively. See Note 22 for further discussion of commitments to extend credit.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonaccrual Loans

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment. See Note 1 for further information.

The nonaccrual status of loans by class at March 31, 2012 and 2013 is shown below:

	2012	2013
	(in millions)
Commercial
Domestic	¥808,757	¥911,700
Manufacturing	199,608	211,975
Construction	39,959	37,381
Real estate	104,690	185,597
Services	84,753	85,987
Wholesale and retail	237,380	249,251
Banks and other financial institutions	7,802	13,993
Communication and information services	33,233	31,941
Other industries	47,931	42,513
Consumer	53,401	53,062
Foreign-excluding UNBC	69,361	98,085
Residential	122,270	130,830
Card	113,450	88,045
UNBC	49,651	43,670

Total(1)	¥1,163,489	¥1,272,330

Note:

(1)	The above table does not include loans held for sale of nil and ¥818 million at March 31, 2012 and 2013, respectively, and loans acquired with deteriorated credit quality of ¥26,346 million and ¥21,965 million at March 31, 2012 and 2013, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. The following table shows information about impaired loans by class at March 31, 2012 and 2013:

	Recorded Loan Balance
At March 31, 2012:	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total	Unpaid Principal Balance	Related Allowance
	(in millions)
Commercial
Domestic	¥1,045,342	¥279,330	¥1,324,672	¥1,387,029	¥616,769
Manufacturing	302,210	56,268	358,478	376,393	187,081
Construction	33,802	22,034	55,836	60,498	19,986
Real estate	112,357	50,982	163,339	176,520	52,165
Services	140,228	36,378	176,606	182,044	74,707
Wholesale and retail	299,637	69,051	368,688	375,464	192,671
Banks and other financial institutions	9,418	253	9,671	11,777	2,314
Communication and information services	39,077	12,534	51,611	54,063	23,278
Other industries	54,183	8,918	63,101	63,336	40,484
Consumer	54,430	22,912	77,342	86,934	24,083
Foreign-excluding UNBC	154,249	177	154,426	155,433	89,049
Loans acquired with deteriorated credit quality	34,472	78	34,550	56,054	10,704
Residential	303,449	23,513	326,962	406,740	102,892
Card	145,123	1,666	146,789	164,659	47,418
UNBC	29,554	14,915	44,469	49,974	5,321

Total	¥1,712,189	¥319,679	¥2,031,868	¥2,219,889	¥872,153

	Recorded Loan Balance
At March 31, 2013:	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total	Unpaid Principal Balance	Related Allowance
	(in millions)
Commercial
Domestic	¥1,158,927	¥318,028	¥1,476,955	¥1,537,180	¥662,347
Manufacturing	400,946	55,819	456,765	475,946	221,124
Construction	35,581	16,921	52,502	59,411	22,577
Real estate	139,146	100,670	239,816	247,657	55,286
Services	122,792	37,774	160,566	166,510	67,171
Wholesale and retail	309,892	62,274	372,166	380,292	209,634
Banks and other financial institutions	15,201	121	15,322	17,425	8,040
Communication and information services	40,233	12,954	53,187	55,021	23,719
Other industries	42,991	9,794	52,785	53,754	33,485
Consumer	52,145	21,701	73,846	81,164	21,311
Foreign-excluding UNBC	199,890	299	200,189	200,517	122,371
Loans acquired with deteriorated credit quality	30,927	76	31,003	47,916	9,944
Residential	300,231	13,756	313,987	363,439	118,753
Card	123,567	806	124,373	139,196	37,901
UNBC	31,293	22,966	54,259	60,732	3,645

Total(2)	¥1,844,835	¥355,931	¥2,200,766	¥2,348,980	¥954,961

Notes:

(1)	These loans do not require an allowance for credit losses because the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥818 million at March 31, 2013.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the fiscal years ended March 31, 2012 and 2013:

	Fiscal years ended March 31,
	2012		2013
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥1,270,856	¥21,356	¥1,414,309	¥24,051
Manufacturing	333,409	5,656	418,402	7,017
Construction	63,215	1,370	54,687	1,174
Real estate	173,739	2,476	198,102	2,747
Services	176,047	3,203	170,025	3,214
Wholesale and retail	326,440	5,239	376,001	6,215
Banks and other financial institutions	9,812	85	11,506	162
Communication and information services	55,387	1,152	51,897	1,061
Other industries	57,612	927	58,081	1,271
Consumer	75,195	1,248	75,608	1,190
Foreign-excluding UNBC	138,900	1,016	172,471	2,487
Loans acquired with deteriorated credit quality	35,307	1,983	32,964	2,028
Residential	318,512	6,549	320,183	6,006
Card	149,255	6,972	135,581	6,504
UNBC	45,297	1,354	46,957	1,720

Total	¥1,958,127	¥39,230	¥2,122,465	¥42,796

The average recorded investments in impaired loans were approximately ¥1,866 billion for the fiscal year ended March 31, 2011.

For the fiscal year ended March 31, 2011, the MUFG Group recognized interest income of approximately ¥42.0 billion on impaired loans.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled Debt Restructurings

The following table summarizes the MUFG Group’s TDRs by class during the fiscal year ended March 31, 2013:

	Troubled Debt Restructurings			Troubled Debt Restructurings That Subsequently Defaulted
Fiscal year ended March 31, 2013:	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Recorded Investment
	(in millions, except number of contracts)
Commercial
Domestic	3,040	¥403,457	¥403,457	358	¥24,319
Manufacturing	823	230,202	230,202	95	10,881
Construction	116	8,382	8,382	18	1,296
Real estate	216	25,021	25,021	5	1,439
Services	286	25,605	25,605	30	1,952
Wholesale and retail	1,235	91,209	91,209	171	6,939
Banks and other financial institutions	5	889	889	1	330
Communication and information services	116	11,287	11,287	17	528
Other industries	58	4,308	4,308	15	791
Consumer	185	6,554	6,554	6	163
Foreign-excluding UNBC	24	18,741	18,274	—	—
Loans acquired with deteriorated credit quality	2	1,166	1,166	1	509
Residential	2,463	53,038	53,038	23	641
Card	43,268	26,409	26,055	7,881	4,507
UNBC	1,638	29,773	27,538	105	2,155

Total	50,435	¥532,584	¥529,528	8,368	¥32,131

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession, and the impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the fiscal year ended March 31, 2013 was not material.

TDRs for the Commercial and Residential segments in the above table include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. Nonaccrual loans that were modified during the fiscal year ended March 31, 2013 amounted to approximately ¥533 billion.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TDRs that subsequently defaulted in the Commercial and Residential segments of the above table includes those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines the default as payment default for the purpose of the disclosure.

As for the Card and UNBC segments, the TDRs in the above table represent modified nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment and 60 days or more within the UNBC segment.

Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2012 and 2013 are shown below:

At March 31, 2012:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥46,609,922	¥4,324,321	¥808,836	¥51,743,079
Manufacturing	10,139,970	1,100,059	199,608	11,439,637
Construction	901,366	213,648	39,928	1,154,942
Real estate	9,366,628	972,220	104,757	10,443,605
Services	2,713,378	425,694	84,753	3,223,825
Wholesale and retail	7,434,212	788,769	237,380	8,460,361
Banks and other financial institutions	3,065,589	433,192	7,803	3,506,584
Communication and information services	1,137,182	113,561	33,233	1,283,976
Other industries	10,185,274	152,041	47,964	10,385,279
Consumer	1,666,323	125,137	53,410	1,844,870
Foreign-excluding UNBC	18,779,012	1,099,549	65,715	19,944,276
Loans acquired with deteriorated credit quality	32,714	54,863	21,057	108,634

Total	¥65,421,648	¥5,478,733	¥895,608	¥71,795,989

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥15,461,203	¥125,715	¥15,586,918
Card	¥642,578	¥115,295	¥757,873

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings(3)(4)
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
UNBC	¥1,784,444	¥24,022	¥2,104,655	¥81,238	¥74,786	¥4,069,145

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2013:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥48,099,471	¥4,476,760	¥911,868	¥53,488,099
Manufacturing	10,062,399	1,481,403	211,975	11,755,777
Construction	797,513	220,465	37,381	1,055,359
Real estate	9,570,082	898,619	185,678	10,654,379
Services	2,417,737	362,719	85,987	2,866,443
Wholesale and retail	7,297,267	747,938	249,253	8,294,458
Banks and other financial institutions	3,239,735	367,189	13,993	3,620,917
Communication and information services	1,183,208	98,722	31,941	1,313,871
Other industries	11,951,463	192,291	42,592	12,186,346
Consumer	1,580,067	107,414	53,068	1,740,549
Foreign-excluding UNBC	22,340,927	1,530,191	89,832	23,960,950
Loans acquired with deteriorated credit quality	30,972	52,007	18,334	101,313

Total	¥70,471,370	¥6,058,958	¥1,020,034	¥77,550,362

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥15,067,823	¥133,410	¥15,201,233
Card	¥582,510	¥89,095	¥671,605

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings(3)
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
UNBC	¥2,260,777	¥31,342	¥2,745,365	¥69,437	¥80,433	¥5,187,354

Notes:

(1)	Total loans in the above table do not include loans held for sale.
(2)	Total loans of UNBC do not include FDIC covered loans and small business loans which are not individually rated totaling ¥132,767 million and ¥66,892 million as of March 31, 2012 and 2013, respectively. The amount of excluded loans as of March 31, 2012 has been restated from ¥160,209 million to ¥132,767 million. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements. See Note 2 for more information on FDIC covered loans.
(3)	The amount of loans previously reported for “Criticized” within the UNBC segment was further divided into “Special mention” and “Classified” as of March 31, 2013, and that of March 31, 2012 was reclassified into these two categories as well to enable comparisons between the relevant amounts as of March 31, 2012 and 2013, respectively.
(4)	The amounts of loans previously reported for “Pass” and “Criticized” as of March 31, 2012 have been restated to include ¥20,679 million and ¥6,763 million, respectively, of loans that were not previously reported.

The MUFG Group classifies loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on the MUFG Group’s internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, the MUFG Group evaluates the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, the MUFG Group also conducts an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).

Loans to borrowers categorized as Normal represent those that are not deemed to have collectibility issues.

Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are restructured loans or loans contractually past due 90 days or more for special reasons.

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

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and consumer loans within the UNBC segment. The accrual status of these loans is determined based on the number of delinquent payments. See Note 1 for further details of categorization of Accrual and Nonaccrual.

Commercial loans within the UNBC segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as special mention, substandard or doubtful. Special mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in further downgrade. Adversely classified credits are those that are internally risk graded as substandard or doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

For the Commercial, Residential and Card segments, credit quality indicators are based on information as of March 31. For the UNBC segment, credit quality indicators are generally based on information as of December 31.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Past Due Analysis

Ages of past due loans by class at March 31, 2012 and 2013 are shown below:

At March 31, 2012:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥36,474	¥68,428	¥104,902	¥51,638,177	¥51,743,079	¥8,064
Manufacturing	3,874	7,776	11,650	11,427,987	11,439,637	19
Construction	1,856	2,474	4,330	1,150,612	1,154,942	63
Real estate	6,551	16,413	22,964	10,420,641	10,443,605	2,735
Services	3,739	4,731	8,470	3,215,355	3,223,825	200
Wholesale and retail	10,225	10,246	20,471	8,439,890	8,460,361	71
Banks and other financial institutions	8	179	187	3,506,397	3,506,584	—
Communication and information services	4,718	5,939	10,657	1,273,319	1,283,976	15
Other industries	156	9,644	9,800	10,375,479	10,385,279	8
Consumer	5,347	11,026	16,373	1,828,497	1,844,870	4,953
Foreign-excluding UNBC	2,459	26,606	29,065	19,915,211	19,944,276	—
Residential	91,609	57,871	149,480	15,417,904	15,567,384	56,522
Card	29,751	46,695	76,446	666,978	743,424	—
UNBC	29,697	23,011	52,708	4,075,429	4,128,137	77

Total	¥189,990	¥222,611	¥412,601	¥91,713,699	¥92,126,300	¥64,663

At March 31, 2013:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥45,915	¥84,823	¥130,738	¥53,357,361	¥53,488,099	¥7,545
Manufacturing	6,963	15,307	22,270	11,733,507	11,755,777	24
Construction	2,118	1,881	3,999	1,051,360	1,055,359	37
Real estate	5,339	15,071	20,410	10,633,969	10,654,379	2,255
Services	12,215	7,537	19,752	2,846,691	2,866,443	80
Wholesale and retail	10,106	24,050	34,156	8,260,302	8,294,458	82
Banks and other financial institutions	—	72	72	3,620,845	3,620,917	2
Communication and information services	2,286	2,835	5,121	1,308,750	1,313,871	12
Other industries	1,592	6,809	8,401	12,177,945	12,186,346	11
Consumer	5,296	11,261	16,557	1,723,992	1,740,549	5,042
Foreign-excluding UNBC	19,806	17,686	37,492	23,923,458	23,960,950	206
Residential	91,148	55,132	146,280	15,037,723	15,184,003	32,918
Card	23,680	39,796	63,476	594,896	658,372	—
UNBC	30,736	17,922	48,658	5,102,991	5,151,649	69

Total	¥211,285	¥215,359	¥426,644	¥98,016,429	¥98,443,073	¥40,738

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
(2)	Total loans of UNBC do not include ¥3,690 million and ¥2,039 million of FDIC covered loans at March 31, 2012 and 2013, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality. See Note 2 for more information on FDIC covered loans.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for Credit Losses

Changes in the allowance for credit losses for the fiscal year ended March 31, 2011 are shown below:

2011
(in millions)
Balance at beginning of fiscal year	¥1,315,615
Provision for credit losses	292,035
Charge-offs	385,770
Less—Recoveries	43,670

Net charge-offs	342,100
Others(1)	(25,094)

Balance at end of fiscal year	¥1,240,456

Note:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.

Changes in the allowance for credit losses by portfolio segment for the fiscal years ended March 31, 2012 and 2013 are shown below:

Fiscal year ended March 31, 2012:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year:	¥895,611	¥165,215	¥82,607	¥97,023	¥1,240,456
Provision for credit losses	181,449	29,481	27,883	(15,004)	223,809
Charge-offs	126,157	23,075	43,073	24,494	216,799
Recoveries	36,043	216	1,486	5,684	43,429

Net charge-offs	90,114	22,859	41,587	18,810	173,370
Others(1)	(2,638)	—	—	(2,750)	(5,388)

Balance at end of fiscal year	¥984,308	¥171,837	¥68,903	¥60,459	¥1,285,507

Fiscal year ended March 31, 2013:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of fiscal year:	¥984,308	¥171,837	¥68,903	¥60,459	¥1,285,507
Provision for credit losses	127,874	1,302	12,379	2,987	144,542
Charge-offs	80,534	16,283	32,135	15,585	144,537
Recoveries	23,410	353	2,723	5,189	31,675

Net charge-offs	57,124	15,930	29,412	10,396	112,862
Others(1)	13,405	—	—	5,395	18,800

Balance at end of fiscal year	¥1,068,463	¥157,209	¥51,870	¥58,445	¥1,335,987

Note:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2012 and 2013 are shown below:

At March 31, 2012:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥705,818	¥101,773	¥47,418	¥5,321	¥860,330
Collectively evaluated for impairment	245,916	67,855	21,158	53,857	388,786
Loans acquired with deteriorated credit quality	32,574	2,209	327	1,281	36,391

Total	¥984,308	¥171,837	¥68,903	¥60,459	¥1,285,507

Loans:
Individually evaluated for impairment	¥1,479,098	¥321,074	¥145,805	¥44,469	¥1,990,446
Collectively evaluated for impairment	70,208,257	15,246,310	597,619	4,087,358	90,139,544
Loans acquired with deteriorated credit quality	108,634	19,534	14,449	70,085	212,702

Total(1)	¥71,795,989	¥15,586,918	¥757,873	¥4,201,912	¥92,342,692

At March 31, 2013:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥784,718	¥117,670	¥37,901	¥3,645	¥943,934
Collectively evaluated for impairment	248,798	37,360	13,809	54,705	354,672
Loans acquired with deteriorated credit quality	34,947	2,179	160	95	37,381

Total	¥1,068,463	¥157,209	¥51,870	¥58,445	¥1,335,987

Loans:
Individually evaluated for impairment	¥1,677,144	¥309,408	¥123,519	¥54,259	¥2,164,330
Collectively evaluated for impairment	75,771,905	14,874,595	534,853	5,099,429	96,280,782
Loans acquired with deteriorated credit quality	101,313	17,230	13,233	100,558	232,334

Total(1)	¥77,550,362	¥15,201,233	¥671,605	¥5,254,246	¥98,677,446

Note:

(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

Nonperforming loans were actively disposed of by sales during recent years. The allocated allowance for credit losses for such loans was removed from the allowance for credit losses and transferred to the valuation allowance for loans held for sale upon a decision to sell. Net charge-offs in the above table include a decrease in the allowance for credit losses due to loan disposal activity amounting to ¥0.6 billion, ¥1.2 billion and ¥0.4 billion for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

The MUFG Group sold ¥706 billion and ¥884 billion of commercial loans during the fiscal years ended March 31, 2012 and 2013, respectively.

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

	2012	2013
	(in millions)
Loans acquired during the fiscal year:
Contractually required payments receivable at acquisitions	¥29,483	¥117,468
Cash flows expected to be collected at acquisitions	2,854	77,417
Fair value of loans at acquisition	2,854	63,731
Accretable yield for loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance at beginning of fiscal year	¥84,728	¥86,877
Additions	—	13,686
Accretion	(34,373)	(39,981)
Disposals	—	—
Reclassifications from nonaccretable difference	37,793	29,721
Foreign currency translation adjustments	(1,271)	4,875

Balance at end of fiscal year	¥86,877	¥95,178

Loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Outstanding balance at beginning of fiscal year	¥662,369	¥493,111
Outstanding balance at end of fiscal year	493,111	497,265
Carrying amount at beginning of fiscal year	271,909	212,702
Carrying amount at end of fiscal year	212,702	232,334
Nonaccruing loans within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Carrying amount at acquisition date during fiscal year	¥2,854	¥826
Carrying amount at end of fiscal year	26,346	21,965
Provisions within the scope of the guidance on loans and debt securities acquired with deteriorated credit quality:
Balance of allowance for loan losses at beginning of fiscal year	¥34,985	¥36,391
Additional provisions during fiscal year	5,620	5,784
Reductions of allowance during fiscal year	1,658	2,066
Balance of allowance for loan losses at end of fiscal year	36,391	37,381

The MUFG Group considered prepayments in the determination of contractual cash flows and cash flows expected to be collected based on historical results.

Lease Receivables

As part of its financing activities, the MUFG Group enters into leasing arrangements with customers. The MUFG Group’s leasing operations are conducted through leasing subsidiaries and consist principally of direct financing leases involving various types of data processing equipment, office equipment and transportation equipment.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2012 and 2013, the components of the investment in direct financing leases were as follows:

	2012	2013
	(in millions)
Minimum lease payments receivable	¥565,967	¥677,959
Estimated residual values of leased property	17,653	22,384
Less—unearned income	(43,840)	(69,196)

Net investment in direct financing leases	¥539,780	¥631,147

Future minimum lease payment receivables under noncancelable leasing agreements as of March 31, 2013 were as follows:

Direct Financing Leases
(in millions)
Fiscal year ending March 31:
2014	¥192,337
2015	173,808
2016	103,410
2017	66,611
2018	45,954
2019 and thereafter	95,839

Total minimum lease payment receivables	¥677,959

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

Financial institutions, including the MUFG Group, waived the repayment of substantial amounts of the loans to the Jusen and transferred the remaining balances to HLAC. Financial institutions were requested to make loans to HLAC to finance its collection activities, and in the fiscal year ended March 31, 1997, the MUFG Group made loans of ¥407,078 million with an original maturity term of 15 years. The 15-year term loans to HLAC, which are guaranteed by the DIC under the legislation and the loan agreements, matured in 2011 and earn interest at TIBOR (Tokyo Interbank Offered Rate) plus 0.125%. On October 1, 2005, the MUFG Group acquired, at fair value, loans of the UFJ Holdings Group to HLAC in connection with the merger with UFJ Holdings. During the fiscal years ended March 31, 2011 and 2012, certain of these loans were repaid before maturity. At March 31, 2011 and 2012, outstanding loans to RCC were ¥169,559 million and nil, respectively.

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

In September 2011, the deposits of ¥161,435 million with the New Fund were fully collected according to their terms. In June 2012, the entire deposits of ¥204,956 million with the Special Fund were fully collected as well.

Sales of Loans

The MUFG Group originates various types of loans to corporate and individual customers in Japan and overseas in the normal course of business. In order to improve its loan quality, BTMU and MUTB actively disposed of nonperforming loans. Most of such nonperforming loans were disposed of by sales to third parties without any continuing involvement. Management of BTMU and MUTB generally approves disposals after significant sales terms, including prices, are negotiated. As such, loans are disposed of by sales shortly after the loans are transferred to the held-for-sale classification. The net gains on the sales of loans were ¥10,382 million, ¥16,256 million and ¥14,274 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

Related Party Loans

In some cases, the banking subsidiaries of MUFG make loans to related parties, including their directors and executive officers, in the course of their normal commercial banking business. At March 31, 2012 and 2013, outstanding loans to such related parties were not material.

In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. For the fiscal years ended March 31, 2011, 2012 and 2013, there were no loans to related parties that were charged-off. Additionally, at March 31, 2011, 2012, and 2013, there were no loans to related parties that were impaired.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2012 and 2013 consisted of the following:

	2012	2013
	(in millions)
Land	¥381,977	¥379,943
Buildings	708,223	723,902
Equipment and furniture	687,228	767,733
Leasehold improvements	233,123	236,353
Construction in progress	19,330	17,976

Total	2,029,881	2,125,907
Less accumulated depreciation	1,042,407	1,066,853

Premises and equipment-net	¥987,474	¥1,059,054

Premises and equipment include capitalized leases, principally related to data processing equipment, which amounted to ¥45,883 million and ¥43,222 million at March 31, 2012 and 2013, respectively. Accumulated depreciation on such capitalized leases at March 31, 2012 and 2013 amounted to ¥31,090 million and ¥29,385 million, respectively.

BTMU has entered into sales agreements to sell its buildings and land and, under separate agreements, leased those properties back for its business operations, including bank branches. BTMU either provided nonrecourse financings to the buyers for the sales proceeds or invested in the equities of the buyers. As a result, BTMU was considered to have continuing involvement with the properties. For accounting and reporting purposes, these transactions were accounted for under the financing method with the sales proceeds recognized as a financing obligation. The properties were reported on the accompanying consolidated balance sheets and depreciated. The financing obligation at March 31, 2012 and 2013 was ¥48,500 million and ¥47,435 million, respectively.

For the fiscal years ended March 31, 2011, 2012 and 2013, the MUFG Group recognized ¥11,332 million, ¥10,913 million and ¥3,975 million, respectively, of impairment losses for long-lived assets, primarily real estate which was either formerly used for its banking operations and is no longer used or real estate that is being used where recovery of the carrying amount is doubtful. In addition, ¥199 million, ¥5,209 million and ¥1,932 million of impairment losses were recognized for real estate held for sale for the fiscal years ended March 31, 2011, 2012 and 2013, respectively. These losses are included in Other non-interest expenses. In computing the amount of impairment losses, fair value was determined primarily based on market prices, if available, or the estimated price based on an appraisal.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the movement in the carrying amount of goodwill by business segment during the fiscal years ended March 31, 2012 and 2013:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group
				Other than UNBC	UNBC	Total	Global Markets	Total
	(in millions)
Balance at March 31, 2011:
Goodwill	¥840,055	¥885,234	¥22,527	¥152,203	¥201,629	¥353,832	¥2,300	¥2,103,948
Accumulated impairment losses	(840,055)	(885,234)	(14,735)	(532)	—	(532)	—	(1,740,556)

	—	—	7,792	151,671	201,629	353,300	2,300	363,392
Foreign currency translation adjustments and other	—	—	—	—	(9,109)	(9,109)	—	(9,109)

Balance at March 31, 2012:
Goodwill	840,055	885,234	22,527	152,203	192,520	344,723	2,300	2,094,839
Accumulated impairment losses	(840,055)	(885,234)	(14,735)	(532)	—	(532)	—	(1,740,556)

	—	—	7,792	151,671	192,520	344,191	2,300	354,283
Goodwill acquired during the fiscal year(2)	—	—	—	—	39,683	39,683	—	39,683
Foreign currency translation adjustments and other	—	—	—	—	23,990	23,990	—	23,990

Balance at March 31, 2013:
Goodwill	840,055	885,234	22,527	152,203	256,193	408,396	2,300	2,158,512
Accumulated impairment losses	(840,055)	(885,234)	(14,735)	(532)	—	(532)	—	(1,740,556)

	¥—	¥—	¥7,792	¥151,671	¥256,193	¥407,864	¥2,300	¥417,956

Notes:

(1)	See Note 27 for the business segment information of the MUFG Group.
(2)	See Note 2 for the goodwill acquired in connection with acquisitions.

There were no impairment losses recognized for the fiscal years ended March 31, 2011, 2012 and 2013.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2012 and 2013:

	2012			2013
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	(in millions)
Intangible assets subject to amortization:
Software	¥1,486,013	¥959,829	¥526,184	¥1,640,297	¥1,105,783	¥534,514
Core deposit intangibles	629,933	418,315	211,618	638,863	456,339	182,524
Customer relationships	231,209	125,260	105,949	233,360	136,603	96,757
Trade names	51,249	12,261	38,988	52,562	14,430	38,132
Other	4,263	2,805	1,458	4,899	2,744	2,155

Total	¥2,402,667	¥1,518,470	884,197	¥2,569,981	¥1,715,899	854,082

Intangible assets not subject to amortization:
Indefinite-lived trade names			3,037			3,037
Other			9,249			9,034

Total			12,286			12,071

Total			¥896,483			¥866,153

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

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2013 amounted to ¥171,650 million, which primarily consisted of ¥163,748 million of software. The weighted average amortization period for these assets is 5 years. There is no significant residual value estimated for these assets. Intangible assets not subject to amortization acquired during the fiscal year ended March 31, 2013 amounted to ¥50 million.

For the fiscal years ended March 31, 2011, 2012 and 2013, the MUFG Group recognized ¥26,566 million, ¥30,986 million and ¥3,378 million, respectively, of impairment losses for intangible assets whose carrying amounts exceeded their fair value. In computing the amount of impairment losses, fair value was determined primarily based on the present value of expected future cash flows, the estimated value based on appraisals, or market prices.

The impairment loss for the fiscal year ended March 31, 2011 included a loss of ¥19,267 million relating to customer relationships under the Integrated Trust Assets Business Group and a loss of ¥6,226 million relating to the contractual rights of a business alliance reported under the Integrated Retail Banking Business Group. These intangible assets were not subject to amortization. The intangible assets were valued based on discounted expected future cash flows. Estimated future cash flows of the above customer relationships were revised downwards due to the global financial environment where low interest rates were expected to continue, and the appreciation of Japanese yen against major currencies and its adverse impact to the growth prospect of trust assets. The estimated future cash flows of the above contractual rights were revised downwards due to the severe environment of the credit card business. Accordingly, the MUFG Group reevaluated the intangible assets and recognized impairment losses.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The impairment loss for the fiscal year ended March 31, 2012 included a loss of ¥8,334 million relating to the contractual rights of a business alliance reported under the Integrated Retail Banking Business Group, which were not subject to amortization, and a loss of ¥18,554 million relating to the customer relationships from fund contracts under the Integrated Trust Assets Business Group, which were reclassified from intangible assets not subject to amortization to those subject to amortization at September 30, 2011. The intangible assets were valued based on discounted expected future cash flows. The MUFG Group reflected the business environment of the credit card business, which has recently experienced further deterioration, in the future cash flows projection for the contractual rights above. Also, the estimated future cash flows of the customer relationships above from fund contracts were revised downward due to the recent global financial market instability and its adverse impact on the expected growth prospects of trust assets. Accordingly, the MUFG Group reevaluated the intangible assets and recognized impairment losses. In relation to the estimate of useful lives of the customer relationships, see Note 1 “Change in Accounting Estimates” section for the details.

Also, for the fiscal year ended March 31, 2011, the MUFG Group recognized a loss of ¥16,370 million in Other non-interest expenses in the accompanying consolidated statements of income from the disposal of software for internal use due to a suspension of the system integration project by one of MUFG’s subsidiaries.

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

(in millions)
Fiscal year ending March 31:
2014	¥199,844
2015	163,694
2016	135,027
2017	107,274
2018	74,153

7.	INCOME TAXES

Income (loss) before Income Tax Expense

Income (loss) before income tax expense by jurisdiction for the fiscal years ended March 31, 2011, 2012 and 2013 was as follows:

	2011	2012		2013
	(in millions)
Domestic income	¥443,304	¥1,037,891		¥898,596
Foreign income (loss)	378,508	(187,949	)(1)	517,275

Total	¥821,812	¥849,942		¥1,415,871

Note:

(1)	An other-than-temporary impairment loss of Morgan Stanley’s common stock was included in Foreign income (loss). See Note 2 for further details of an other-than-temporary impairment loss of Morgan Stanley’s common stock.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Tax Expense (Benefit)

The detail of current and deferred income tax expense for the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	2011	2012	2013
	(in millions)
Current:
Domestic	¥52,982	¥156,764	¥102,357
Foreign	70,292	79,313	60,609

Total	123,274	236,077	162,966

Deferred:
Domestic	293,450	171,889	122,804
Foreign	16,901	21,225	10,250

Total	310,351	193,114	133,054

Income tax expense	433,625	429,191	296,020
Income tax expense (benefit) reported in equity relating to:
Investment securities	(185,069)	116,997	336,531
Derivatives qualifying for cash flow hedges	(2,250)	235	2,217
Pension liability adjustments	(69,139)	(66,573)	43,213
Foreign currency translation adjustments	(2,032)	13,230	18,537

Total	(258,490)	63,889	400,498

Total	¥175,135	¥493,080	¥696,518

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

Reconciliation of Effective Income Tax Rate

Income taxes in Japan applicable to the MUFG Group are imposed by the national, prefectural and municipal governments, and in the aggregate resulted in a normal effective statutory rate of approximately 40.6% for the fiscal years ended March 31, 2011 and 2012 and approximately 38.0% for the fiscal year ended March 31, 2013. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statements of income to the combined normal effective statutory tax rate for the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
Combined normal effective statutory tax rate	40.6%	40.6%	38.0%
Nondeductible expenses	0.3	0.2	0.1
Dividends from foreign subsidiaries	0.1	0.1	0.0
Foreign tax credit and payments	3.3	(2.1)	(0.8)
Lower tax rates applicable to income of subsidiaries	(0.6)	(0.5)	(0.5)
Change in valuation allowance	10.6	2.3	(7.3)
Realization of previously unrecognized tax effects of subsidiaries	(3.7)	0.0	(10.7	)(1)
Nontaxable dividends received	(2.7)	(3.4)	(2.3)
Undistributed earnings of subsidiaries	(1.5)	0.2	1.5
Tax and interest expense for uncertainty in income taxes	0.2	0.1	(0.1)
Expiration of loss carryforward	6.4	4.8	2.1
Effect of changes in tax laws	—	9.1	—
Other—net	(0.2)	(0.9)	0.9

Effective income tax rate	52.8%	50.5%	20.9%

Note:

(1)	In April 2012, one of the wholly-owned subsidiaries of BTMU was liquidated. The liquidation resulted in the realization of tax benefits that were not previously recognized as deferred tax assets, resulting in a ¥151,309 million reduction of income tax expense and a 10.7% reduction in the effective tax rate for the fiscal year ended March 31, 2013.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted tax rates applicable to periods when the temporary differences are expected to reverse. The tax effects of the items comprising the MUFG Group’s net deferred tax assets at March 31, 2012 and 2013 were as follows:

	2012	2013
	(in millions)
Deferred tax assets:
Allowance for credit losses	¥759,199	¥774,612
Operating loss carryforwards	186,800	106,856
Loans	9,031	14,360
Accrued liabilities and other	461,323	355,337
Premises and equipment, including sale-and-leaseback transactions	112,185	102,217
Derivative financial instruments	67,752	64,583
Accrued severance indemnities and pension plans	206,329	164,797
Valuation allowance	(644,701)	(483,006)

Total deferred tax assets	1,157,918	1,099,756

Deferred tax liabilities:
Investment securities (including trading account assets at fair value under fair value option)	37,876	488,728
Intangible assets	123,027	104,736
Lease transactions	48,124	54,025
Other	39,509	64,806

Total deferred tax liabilities	248,536	712,295

Net deferred tax assets	¥909,382	¥387,461

The valuation allowance was provided primarily against deferred tax assets recorded at MUFG and its subsidiaries with operating loss carryforwards. The amount of valuation allowance is determined based on future reversals of existing taxable temporary differences and future taxable income exclusive of reversing temporary differences. Future taxable income is developed from forecasted operating results, based on recent historical trends and approved business plans, the eligible carryforward periods and other relevant factors. For certain subsidiaries where strong negative evidence exists, such as the existence of significant amounts of operating loss carryforwards, cumulative losses and the expiration of unused operating loss carryforwards in recent years, a valuation allowance was recognized against the deferred tax assets as of March 31, 2012 and 2013 to the extent that it is more likely than not that they will not be realized.

Income taxes are not provided on undistributed earnings of certain foreign subsidiaries that are considered to be indefinitely reinvested in the operations of such subsidiaries. At March 31, 2012 and 2013, the undistributed earnings of such foreign subsidiaries amounted to approximately ¥26,637 million and ¥28,644 million, respectively. Determination of the amount of unrecognized deferred tax liabilities with respect to these undistributed earnings is not practicable because of the complexity associated with its hypothetical calculation including foreign withholding taxes and foreign tax credits. MUFG has neither plans nor the intention to dispose of investments in such foreign subsidiaries and, accordingly, does not expect to record capital gains or losses, or otherwise monetize the undistributed earnings of such foreign subsidiaries.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating Loss and Tax Credit Carryforwards

At March 31, 2013, the MUFG Group had operating loss carryforwards for corporate tax of ¥335,303 million and tax credit carryforwards of ¥3,526 million for tax purposes. Such carryforwards, if not utilized, are scheduled to expire as follows:

	Operating loss carryforwards	Tax credit carryforwards
	(in millions)
Fiscal year ending March 31:
2014	¥2,525	¥92
2015	2,366	249
2016	—	61
2017	—	64
2018	35,589	70
2019	8,297	51
2020 and thereafter	272,788	2,376
No definite expiration date	13,738	563

Total	¥335,303	¥3,526

Uncertainty in Income Tax

The following is a roll-forward of the MUFG Group’s unrecognized tax benefits for the fiscal years ended March 31, 2011, 2012 and 2013:

	2011	2012	2013
	(in millions)
Balance at beginning of fiscal year	¥75,479	¥61,297	¥58,588
Gross amount of increases for current year’s tax positions	406	455	366
Gross amount of decreases for current year’s tax positions	(1,482)	(339)	(49)
Gross amount of increases for prior years’ tax positions	9,113	2,887	2,765
Gross amount of decreases for prior years’ tax positions	(8,698)	(312)	(35,119	)(1)
Net amount of changes relating to settlements with tax authorities	(4,434)	(2,515)	760
Decreases due to lapse of applicable statutes of limitations	(1,479)	(1,123)	—
Foreign exchange translation	(7,608)	(1,762)	3,645

Balance at end of fiscal year	¥61,297	¥58,588	¥30,956

Note:

(1)	The decrease was primarily because, during the fiscal year ended March 31, 2013, the MUFG Group closed an examination with U.S. tax authorities on issues related to prior years’ tax positions.

The total amount of unrecognized tax benefits at March 31, 2011, 2012 and 2013 that, if recognized, would affect the effective tax rate are ¥24,639 million, ¥9,170 million and ¥9,632 million, respectively. The remainder of the uncertain tax positions have offsetting amounts in other jurisdictions or are temporary differences.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group classifies interest and penalties, if applicable, related to income taxes as Income tax expense. Accrued interest and penalties (not included in the “unrecognized tax benefits” above) are a component of Other liabilities. The following is a roll-forward of the interest and penalties recognized in the accompanying consolidated financial statements for the fiscal years ended March 31, 2011, 2012 and 2013:

	2011	2012	2013
	(in millions)
Balance at beginning of fiscal year	¥7,273	¥7,033	¥6,934
Total interest and penalties in the consolidated statements of income	585	27	(2,975)
Total cash settlements and foreign exchange translation	(825)	(126)	569

Balance at end of fiscal year	¥7,033	¥6,934	¥4,528

The MUFG Group is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. The following are the major tax jurisdictions in which the MUFG Group operates and the status of years under audit or open to examination:

Jurisdiction	Tax years
Japan	2012 and forward
United States—Federal	2007 and forward
United States—California	2005 and forward
United States—New York	2004 and forward
United States—New York City	2004 and forward

The MUFG Group is currently under continuous examinations by the tax authorities in various domestic and foreign jurisdictions and many of these examinations are resolved every year. It is reasonably possible that the unrecognized tax benefits will decrease by approximately ¥12.8 billion during the next twelve months, since resolved items will be removed from the balance whether their resolution results in payment or recognition.

8.	PLEDGED ASSETS AND COLLATERAL

Pledged Assets

At March 31, 2013, assets mortgaged, pledged, or otherwise subject to lien were as follows:

2013
(in millions)
Trading account securities	¥12,371,150
Investment securities	5,418,851
Loans	6,938,076
Other	74,796

Total	¥24,802,873

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above pledged assets were classified by type of liabilities to which they related as follows:

2013
(in millions)
Deposits	¥574,617
Call money and funds purchased	535,139
Payables under repurchase agreements and securities lending transactions	13,313,556
Other short-term borrowings and long-term debt	9,991,343
Other	388,218

Total	¥24,802,873

In addition, at March 31, 2013, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans, and other assets aggregating ¥18,613,788 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and the Tokyo Bankers Association, for derivative transactions and for certain other purposes.

The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in other short-term borrowings and long-term debt.

Under Japanese law, Japanese banks are required to maintain certain reserves on deposit with the Bank of Japan based on the amount of deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2012 and 2013 the reserve funds maintained by the MUFG Group, which are included in Cash and due from banks and Interest-earning deposits in other banks, were ¥3,562,136 million and ¥5,697,318 million, respectively. Average reserves during the fiscal years ended March 31, 2012 and 2013 were ¥2,875,129 million and ¥4,566,092 million, respectively.

Collateral

The MUFG Group accepts and provides financial assets as collateral for transactions, principally commercial loans, repurchase agreements and securities lending transactions, call money, and derivatives. Financial assets eligible for such collateral include, among others, marketable equity securities, trade and notes receivable and certificates of deposit.

Secured parties, including creditors and counterparties to certain transactions with the MUFG Group, may sell or repledge financial assets provided as collateral. Certain contracts, however, may not be specific about the secured party’s right to sell or repledge collateral under the applicable statutes and, therefore, whether or not the secured party is permitted to sell or repledge collateral would differ depending on the interpretations of specific provisions of the existing statutes, contract or certain market practices. If the MUFG Group determines, based on available information, that a financial asset provided as collateral might not be sold or repledged by the secured parties, such collateral is not separately reported in the accompanying consolidated balance sheets. If a secured party is permitted to sell or repledge financial assets provided as collateral by contract or custom under the existing statutes, the MUFG Group reports such pledged financial assets separately on the face of the accompanying consolidated balance sheets. At March 31, 2013, the MUFG Group pledged ¥27,267 billion of assets that may not be sold or repledged by the secured parties.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain banking subsidiaries accept collateral for commercial loans and certain banking transactions under a standardized agreement with customers, which provides that these banking subsidiaries may require the customers to provide collateral or guarantees with respect to the loans and other banking transactions. Financial assets pledged as collateral are generally negotiable and transferable instruments, and such negotiability and transferability is authorized by applicable legislation. In principle, Japanese legislation permits these banking subsidiaries to repledge financial assets accepted as collateral unless otherwise prohibited by contract or relevant statutes. Nevertheless, the MUFG Group did not sell or repledge nor does it plan to sell or repledge such collateral accepted in connection with commercial loans before a debtor’s default or other credit events specified in the agreements as it is not customary within the banking industry in Japan to dispose of collateral before a debtor’s default and other specified credit events. Derivative agreements commonly used in the marketplace do not prohibit a secured party’s disposition of financial assets received as collateral, and in resale agreements and securities borrowing transactions, securities accepted as collateral may be sold or repledged by the secured parties. At March 31, 2012 and 2013, the fair value of the collateral accepted by the MUFG Group that is permitted to be sold or repledged was ¥11,721 billion and ¥11,873 billion, respectively, of which ¥8,530 billion and ¥8,190 billion, respectively, was sold or repledged.

At March 31, 2012 and 2013, the cash collateral paid for derivative transactions, which is included in Other assets, was ¥1,334,968 million and ¥1,573,698 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥272,806 million and ¥366,544 million, respectively.

9.	DEPOSITS

The balances of time deposits, including certificates of deposit (“CDs”), issued in amounts of ¥10 million (approximately U.S.$106 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 29, 2013) or more with respect to domestic deposits and issued in amounts of U.S.$100,000 or more with respect to foreign deposits were ¥26,882,261 million and ¥17,553,275 million, respectively, at March 31, 2012, and ¥28,267,100 million and ¥19,783,917 million, respectively, at March 31, 2013.

The maturity information at March 31, 2013 for domestic and foreign time deposits, including CDs, is summarized as follows:

	Domestic	Foreign
	(in millions)
Due in one year or less	¥36,649,111	¥19,486,246
Due after one year through two years	6,327,060	265,011
Due after two years through three years	3,025,807	95,802
Due after three years through four years	683,254	97,479
Due after four years through five years	659,558	85,149
Due after five years	234,509	26,407

Total	¥47,579,299	¥20,056,094

10.	CALL MONEY AND FUNDS PURCHASED

A summary of funds transactions for the fiscal years ended March 31, 2012 and 2013 is as follows:

	2012	2013
	(in millions, except percentages and days)
Outstanding at end of fiscal year:
Amount	¥2,796,221	¥4,010,582
Principal range of maturities	1 day to 30 days	1 day to 30 days
Weighted average interest rate	0.28%	0.18%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	DUE TO TRUST ACCOUNT

MUTB holds assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MUFG Group’s proprietary assets and are managed and accounted for separately.

However, excess cash funds of individual trust accounts are often placed with MUTB which manages the funds together with its own funds in its proprietary account. Due to trust account reflects a temporary placement of the excess funds from individual trust accounts and, in view of the MUFG Group’s funding, due to trust account is similar to short-term funding, including demand deposits and other overnight funds purchased. The balance changes in response to the day-to-day changes in the excess funds placed by the trust accounts. A summary of due to trust account transactions for the fiscal years ended March 31, 2012 and 2013 is as follows:

	2012	2013
	(in millions, except percentages)
Amount outstanding at end of fiscal year	¥627,331	¥633,029
Weighted average interest rate on outstanding balance at end of fiscal year	0.08%	0.09%

12.	SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2012 and 2013, the MUFG Group had unused lines of credit for short-term financing amounting to ¥11,527,432 million and ¥11,282,220 million, respectively. The amounts principally consist of the lines of collateralized intraday overdrafts without interest charges and collateralized overnight loans on bills at the official discount rate granted by the Bank of Japan, which are used to cover shortages in the Bank of Japan account and to meet liquidity needs. The MUFG Group may borrow from the Bank of Japan on demand up to the total amount of collateral eligible for credit extension.

Other short-term borrowings at March 31, 2012 and 2013 were comprised of the following:

	2012	2013
	(in millions, except percentages)
Domestic offices:
Commercial paper	¥1,560,552	¥1,358,067
Borrowings from the Bank of Japan	7,189,750	7,466,717
Borrowings from other financial institutions	201,139	203,120
Other	70,998	49,500

Total domestic offices	9,022,439	9,077,404

Foreign offices:
Commercial paper	1,359,900	2,125,851
Borrowings from other financial institutions	472,010	386,068
Other	27,276	19,389

Total foreign offices	1,859,186	2,531,308

Total	10,881,625	11,608,712
Less unamortized discount	100	114

Other short-term borrowings—net	¥10,881,525	¥11,608,598

Weighted average interest rate on outstanding balance at end of fiscal year	0.23%	0.20%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (with original maturities of more than one year) at March 31, 2012 and 2013 was comprised of the following:

	2012	2013
	(in millions)
MUFG:
Obligations under capital leases	¥28	¥59
Subordinated debt(1):
Adjustable rate bonds, payable in Japanese yen, no stated maturity, principally 3.92%-4.42%	380,500	380,500
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 3.42%-4.78%	1,500	1,500
Adjustable rate borrowings, payable in U.S. dollars, no stated maturity, principally 6.25%	411	470
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	1,098	1,207
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, U.S. dollars, Euro, no stated maturity, principally 6.20%(2)	394	430

Total	383,931	384,166

BTMU:
Obligations under capital leases	¥17,554	¥15,294
Obligation under sale-and-leaseback transactions	48,500	47,435
Unsubordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2013-2027, principally 0.16%-2.69%	1,518,900	1,337,900
Fixed rate bonds, payable in U.S. dollars, due 2013-2023, principally 1.00%-3.85%	513,689	639,679
Fixed rate bonds, payable in other currencies excluding Japanese yen, U.S. dollars, due 2014-2017, principally 4.05%-5.58%(2)	98,337	126,709
Fixed rate borrowings, payable in Japanese yen, due 2013-2027, principally 0.10%-0.50%	7,238	10,297
Fixed rate borrowings, payable in U.S. dollars, due 2018, principally 7.49%	395	383
Fixed rate borrowings, payable in other currencies excluding Japanese yen, U.S. dollars, due 2013-2014, principally 2.13%-5.65%(2)	320	384
Adjustable rate bonds, payable in Japanese yen, due 2014, principally 1.57%	20,000	20,000
Floating rate bonds, payable in U.S. dollars, due 2014-2016, principally 0.74%-0.95%	40,898	93,667
Floating rate bonds, payable in other currencies excluding Japanese yen, U.S. dollars, due 2015, principally 4.38%(2)	25,635	29,379
Floating rate borrowings, payable in U.S. dollars, due 2014-2023, principally 0.45%-0.82%	457,190	780,410
Floating rate borrowings, payable in Euro, due 2014-2021, principally 0.40%-0.43%	—	7,839

Total	2,682,602	3,046,647
Subordinated debt(1):
Fixed rate bonds, payable in Japanese yen, due 2013-2031, principally 0.93%-2.91%	2,135,169	1,579,037
Fixed rate borrowings, payable in Japanese yen, due 2016-2035, principally 0.63%-2.24%	225,737	233,419
Fixed rate borrowings, payable in U.S. dollars, due 2013, principally 6.76%	105,260	118,177
Adjustable rate bonds, payable in Japanese yen, due 2018-2019, principally 0.89%-1.69%	93,700	93,700
Adjustable rate borrowings, payable in Japanese yen, due 2014-2028, principally 0.32%-2.86%	535,600	395,600
Adjustable rate borrowings, payable in Japanese yen, no stated maturity, principally 1.07%-4.78%	901,100	891,199
Adjustable rate borrowings, payable in U.S. dollars, due 2017, principally 0.97%	41,095	—
Adjustable rate borrowings, payable in U.S. dollars, no stated maturity, principally 6.25%	201,366	221,018
Adjustable rate borrowings, payable in Euro, due 2017, principally 1.58%	10,980	—
Adjustable rate borrowings, payable in Euro, no stated maturity, principally 4.75%-5.17%	144,387	158,760
Adjustable rate borrowings, payable in other currencies excluding Japanese yen, U.S. dollars, Euro, no stated maturity, principally 6.20%(2)	74,207	80,885
Floating rate borrowings, payable in Japanese yen, due 2020-2027, principally 0.49%-0.93%	41,900	41,900

Total	4,510,501	3,813,695
Obligations under loan securitization transaction accounted for as secured borrowings, due 2013-2044, principally 0.31%-5.90%	1,977,785	1,516,893
Payable under repurchase agreements, due 2018, principally 1.48%	—	188,100

Total	9,236,942	8,628,064

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2012	2013
	(in millions)
Other subsidiaries:
Obligations under capital leases	¥11,489	¥10,286
Unsubordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2013-2041, principally 0.00%-7.00%	444,346	547,746
Fixed rate borrowings, bonds and notes, payable in U.S. dollars, due 2013-2038, principally 0.00%-8.10%	18,869	46,849
Fixed rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, U.S. dollars, Euro, due 2013-2037, principally 0.50%-10.00%(2)	4,945	10,389
Floating/Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2013-2043, principally 0.00%-11.00%	1,090,919	1,199,685
Floating rate borrowings, bonds and notes, payable in U.S. dollars, due 2013-2038, principally 0.00%-10.00%	476,431	403,809
Floating rate bonds and notes, payable in Euro, due 2013-2018, principally 0.00%-1.76%	1,212	22,492
Floating rate borrowings, bonds and notes, payable in other currencies excluding Japanese yen, U.S. dollars, Euro, due 2014-2038, principally 0.00%-12.00%(2)	14,843	2,006

Total	2,051,565	2,232,976
Subordinated debt(1):
Fixed rate borrowings, bonds and notes, payable in Japanese yen, due 2013-2030, principally 0.56%-2.98%	412,931	435,544
Fixed rate bonds and notes, payable in U.S. dollars, due 2013-2036, principally 2.01%-10.35%	90,116	105,096
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, due 2018-2020, principally 1.56%-2.70%	86,300	72,300
Adjustable rate borrowings, bonds and notes, payable in Japanese yen, no stated maturity, principally 1.93%-3.50%	101,496	105,744
Floating rate borrowings, bonds and notes, payable in Japanese yen, due 2013-2018, principally 0.56%-1.61%	195,030	192,391

Total	885,873	911,075
Obligations under loan securitization transaction accounted for as secured borrowings, due 2013-2015, principally 0.44%-6.10%	23,262	15,791

Total	2,972,189	3,170,128

Total	¥12,593,062	¥12,182,358

Notes:

(1)	Adjustable rate debts are debts where interest rates are reset in accordance with the terms of the debt agreements, and floating rate debts are debts where interest rates are repriced in accordance with movements of markets indices.
(2)	Minor currencies, such as Australian dollar, British pound, Indonesian rupiah, Brazilian real, Thai baht, Russian ruble etc, have been summarized into the “Other currencies” classification.

The MUFG Group uses derivative financial instruments for certain debts to manage its interest rate and currency exposures. The derivative financial instruments include swaps, forwards, options and other types of derivatives. As a result of these derivative instruments, the effective rates reflected in the table above may differ from the coupon rates. The interest rates for the adjustable and floating rate debt shown in the above table are those in effect at March 31, 2012 and 2013.

Certain debt agreements permit the MUFG Group to redeem the related debt, in whole or in part, prior to maturity at the option of the issuer on terms specified in the respective agreements.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of maturities of long-term debt subsequent to March 31, 2013:

	MUFG	BTMU	Other subsidiaries	Total
	(in millions)
Fiscal year ending March 31:
2014	¥17	¥1,060,289	¥577,163	¥1,637,469
2015	15	1,068,006	390,606	1,458,627
2016	8	873,692	305,246	1,178,946
2017	5	561,434	309,753	871,192
2018	2	730,544	282,421	1,012,967
2019 and thereafter	384,119	4,334,099	1,304,939	6,023,157

Total	¥384,166	¥8,628,064	¥3,170,128	¥12,182,358

13.	SEVERANCE INDEMNITIES AND PENSION PLANS

Defined Benefit Pension Plans

The MUFG Group has funded contributory and non-contributory defined benefit pension plans (“pension benefits”), which cover substantially all of its employees and provide for lifetime annuity payments commencing at age 65 based on eligible compensation at the time of severance, rank, years of service and other factors.

BTMU and certain domestic subsidiaries, MUSHD, Mitsubishi UFJ NICOS and some subsidiaries of MUFG have non-contributory Corporate Defined Benefit Pension plans (“CDBPs”) which provide benefits to all their domestic employees. MUTB has a contributory CDBP similar to these non-contributory CDBPs.

In December 2011, in accordance with the Defined Benefit Corporate Pension Plan Act, which permits each employer and employees’ pension fund plan to separate the substitutional portion of the employees’ pension fund from the rest of the fund and transfer the related obligation and assets to the Japanese government, MUTB obtained an approval from the Minister of Health, Labor and Welfare for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the governmental welfare pension program. In January 2013, MUTB also obtained an approval for an exemption from the obligation to pay benefits for past employee services related to the substitutional portion. As of March 31, 2013, the benefit obligation for past employee services related to the substitutional portion and the related government-specified portion of the plan assets have not been transferred to the Japanese government. The guidance, which addresses the accounting for the transfer to the Japanese government of a substitutional portion of employee pension fund liabilities, requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer of the substitutional portion of the benefit obligation for both the past and the future employee services and the related plan assets to the government in a single settlement transaction. In accordance with the guidance, no accounting for the transfer was recorded for the fiscal year ended March 31, 2012 and 2013.

In addition to the CDBPs, BTMU and MUTB had non-contributory closed Tax-Qualified Pension Plans (“closed TQPPs”), which were defined benefit pension plans that provide benefits to certain retired employees, excluding directors in Japan, based on eligible compensation at the time of severance, years of service and other factors. MUTB also had a contributory closed TQPP in addition to the non-contributory closed TQPPs. In March 2012, Tax-Qualified Pension Plans were abolished pursuant to the Amendment to the 2011 Tax Reform enacted in 2011. Prior to the abolishment, the contributory and non-contributory closed TQPPs held by BTMU and MUTB were integrated into their non-contributory CDBPs. The balances of projected benefit obligations and plan assets of the closed TQPPs were directly transferred with no impact on the MUFG Group’s financial position and results of operations.

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

Severance Indemnities Plans

The MUFG Group has severance indemnities plans (“SIPs”) under which their employees in Japan, other than those who are directors, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities based on eligible compensation at the time of severance, rank, years of service and other factors. Under SIPs, benefit payments in the form of a lump-sum cash payment with no option to receive annuity payments, upon mandatory retirement at normal retirement age or earlier termination of employment, are provided. When a benefit is paid in a single payment to a benefit payee under the plans, the payment represents final relief of the obligation.

Other Postretirement Plans

The MUFG Group’s foreign offices and subsidiaries, primarily in the United States of America, provide their employees with certain postretirement medical and life insurance benefits (“other benefits”).

Net periodic cost of pension benefits and other benefits for the fiscal years ended March 31, 2011, 2012 and 2013 include the following components:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2011	2012	2013	2011		2012		2013
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the fiscal year	¥39,713	¥39,709	¥38,840	¥6,092	¥909	¥6,328	¥968	¥8,098	¥1,114
Interest costs on projected benefit obligation	33,184	31,509	26,648	10,900	1,335	10,649	1,192	10,716	1,135
Expected return on plan assets	(56,105)	(55,336)	(48,106)	(16,220)	(1,086)	(14,216)	(1,106)	(14,169)	(1,030)
Amortization of net actuarial loss	15,600	29,424	42,496	1,386	516	6,221	514	8,030	715
Amortization of prior service cost	(10,576)	(11,534)	(12,309)	51	(61)	35	(57)	54	(59)
Amortization of net obligation at transition	—	—	—	—	115	—	105	—	105
Loss on settlements and curtailment	3,706	4,378	2,600	—	—	40	—	95	(3)

Net periodic benefit cost	¥25,522	¥38,150	¥50,169	¥2,209	¥1,728	¥9,057	¥1,616	¥12,824	¥1,977

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the assumptions used in computing the present value of the projected benefit obligations and the net periodic benefit cost:

	Domestic subsidiaries			Foreign offices and subsidiaries
	2011	2012	2013	2011		2012		2013
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits	Pension benefits	Other benefits
Weighted-average assumptions used:
Discount rates in determining expense	2.05%	1.91%	1.55%	6.10%	6.04%	5.67%	5.36%	4.73%	4.70%
Discount rates in determining benefit obligation	1.91	1.55	1.25	5.67	5.36	4.73	4.70	4.25	4.01
Rates of increase in future compensation level for determining expense	3.06	3.23	3.31	4.72	—	4.67	—	4.60	—
Rates of increase in future compensation level for determining benefit obligation	3.23	3.31	3.07	4.67	—	4.60	—	4.58	—
Expected rates of return on plan assets	2.98	3.11	2.78	7.49	8.00	7.49	8.00	6.92	7.50

The following tables present the assumed health care cost trend rates for foreign offices and subsidiaries, which are used to measure the expected cost of benefits for the next year, and the effect of a one-percentage-point change in the assumed health care cost trend rate:

	UNBC		Other than UNBC
	2012(1)	2013(1)	2012(1)	2013(1)
Initial trend rate	8.90%	8.31%	7.50%	7.50%
Ultimate trend rate	5.00%	4.50%	4.50%	4.50%
Year the rate reaches the ultimate trend rate	2018	2021	2018	2017

	UNBC		Other than UNBC
	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease
	(in millions)
Effect on total of service and interest cost components	¥359	¥(292)	¥79	¥(59)
Effect on postretirement benefit obligation	3,073	(2,584)	1,372	(1,046)

Note:

(1)	Fiscal years of UNBC and foreign subsidiaries end on December 31. Therefore, the above tables present the rates and amounts at December 31, 2011 and 2012, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2012 and 2013:

	Domestic subsidiaries						Foreign offices and subsidiaries
	2012			2013			2012		2013
	Non-contributory pension benefits and SIP	Contributory pension benefits		Non-contributory pension benefits and SIP	Contributory pension benefits		Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	¥1,328,152	¥381,457		¥1,383,933	¥389,264		¥195,080	¥23,653	¥225,361	¥24,701
Service cost	33,605	6,104		34,182	4,658		6,328	968	8,098	1,114
Interest cost	24,394	7,115		20,510	6,138		10,649	1,192	10,716	1,135
Plan participants’ contributions	—	726		—	—		13	420	14	450
Acquisitions/ Divestitures	(268)	—		8	—		—	—	—	—
Amendments	(27,159)	—		—	—		98	—	302	—
Actuarial loss	86,204	26,491		65,369	15,583		30,020	958	23,154	975
Benefits paid	(63,968)	(14,043)		(55,396)	(11,216)		(6,845)	(1,655)	(13,161)	(1,673)
Lump-sum payment	(15,613)	—		(15,445)	—		(754)	—	(440)	—
Translation adjustments and other	18,586 (1)	(18,586	)(1)	—	—		(9,228)	(835)	29,180	3,300

Benefit obligation at end of fiscal year	1,383,933	389,264		1,433,161	404,427		225,361	24,701	283,224	30,002

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,348,510	451,373		1,317,074	433,710		190,130	14,043	182,791	13,370
Actual return (loss) on plan assets	(18,132)	1,574		174,467	64,893		4,528	78	24,787	1,866
Employer contributions	28,135	16,645		26,314	15,635		2,835	1,128	14,807	1,144
Acquisitions/ Divestitures	(36)	—		(53)	—		—	—	—	—
Plan participants’ contributions	—	726		—	—		13	420	14	450
Benefits paid	(63,968)	(14,043)		(55,396)	(11,216)		(6,845)	(1,655)	(13,161)	(1,673)
Translation adjustments and other	22,565 (1)	(22,565	)(1)	—	(44,851	)(2)	(7,870)	(644)	23,843	3,028

Fair value of plan assets at end of fiscal year	1,317,074	433,710		1,462,406	458,171		182,791	13,370	233,081	18,185

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	¥17,969	¥44,446		¥60,279	¥53,744		¥3,175	¥—	¥3,850	¥—
Accrued benefit cost	(84,828)	—		(31,034)	—		(45,745)	(11,331)	(53,993)	(11,817)

Net amount recognized	¥(66,859)	¥44,446		¥29,245	¥53,744		¥(42,570)	¥(11,331)	¥(50,143)	¥(11,817)

Notes:

(1)	Represents a transfer from contributory closed TQPP to non-contributory CDBP in MUTB.
(2)	MUTB partially withdrew assets from employee retirement benefit trusts, amount of ¥44,851 million, which were established for the payment of employees’ pension benefits. The related plan remains in an overfunded status as of March 31, 2013. No gains or losses have been recognized as a consequence of this transaction.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregated accumulated benefit obligations of these plans at March 31, 2012 and 2013 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2012	2013	2012	2013
	(in millions)
Aggregated accumulated benefit obligations	¥1,747,624	¥1,808,001	¥209,145	¥262,200

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets at March 31, 2012 and 2013 were as follows:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2012	2013	2012	2013
	(in millions)
Projected benefit obligations	¥1,332,424	¥96,622	¥209,930	¥264,204
Accumulated benefit obligations	1,308,177	89,166	193,899	243,268
Fair value of plan assets	1,247,873	65,601	164,314	210,793

BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries paid special lump-sum termination benefits which are not a part of pension plans to certain early-terminated employees. The amounts charged to operations for such early termination benefits for the fiscal years ended March 31, 2011, 2012 and 2013 were ¥17,098 million, ¥34,600 million and ¥11,234 million, respectively. The ¥34,600 million charged to operations for the fiscal year ended March 31, 2012 mainly consisted of ¥20,512 million related to MUSHD.

The following table presents the amounts recognized in Accumulated OCI of the MUFG Group at March 31, 2012 and 2013:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2012	2013	2012		2013
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥644,335	¥488,936	¥85,384	¥7,982	¥98,654	¥8,314
Prior service cost	(58,889)	(46,580)	127	(148)	386	(100)
Net obligation at transition	—	—	—	102	—	—

Gross pension liability adjustments	585,446	442,356	85,511	7,936	99,040	8,214
Taxes	(235,331)	(183,884)	(33,581)	(3,126)	(38,585)	(3,212)

Net pension liability adjustments	¥350,115	¥258,472	¥51,930	¥4,810	¥60,455	¥5,002

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents OCI in the fiscal years ended March 31, 2012 and 2013:

	Domestic subsidiaries		Foreign offices and subsidiaries
	2012	2013	2012		2013
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Net actuarial loss (gain) arising during the year	¥184,611	¥(110,303)	¥40,553	¥2,093	¥11,326	¥141
Prior service cost arising during the year	(27,159)	—	(3)	(29)	270	—
Losses (gains) due to amortization:
Net actuarial loss	(29,424)	(42,496)	(6,221)	(514)	(8,030)	(715)
Prior service cost	11,534	12,309	(35)	57	(54)	59
Net obligation at transition	—	—	—	(105)	—	(105)
Curtailment and settlement	(4,378)	(2,600)	(40)	—	(95)	3
Foreign currency translation adjustments	—	—	(3,342)	(339)	10,112	895

Total changes in Accumulated other comprehensive income (loss)	¥135,184	¥(143,090)	¥30,912	¥1,163	¥13,529	¥278

The following table presents the expected amounts that will be amortized from Accumulated OCI as components of net periodic benefit cost, before taxes, for the fiscal year ending March 31, 2014:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Net actuarial loss	¥24,986	¥10,244	¥610
Prior service cost	(11,793)	40	(59)

Total	¥13,193	¥10,284	¥551

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average target asset allocation of plan assets for the pension benefits and other benefits at March 31, 2013 was as follows:

	Domestic subsidiaries	Foreign offices and subsidiaries
Asset category	Pension benefits and SIP	Pension benefits	Other benefits
Japanese equity securities	37.8%	0.2%	—%
Japanese debt securities	40.0	—	—
Non-Japanese equity securities	11.8	56.6	70.0
Non-Japanese debt securities	4.8	30.5	30.0
Real estate	—	9.5	—
Short-term assets	5.6	3.2	—

Total	100.0%	100.0%	100.0%

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

Cash flows

The MUFG Group expects to contribute to the plan assets for the fiscal year ending March 31, 2014 based upon its current funded status and expected asset return assumptions as follows:

For the pension benefits of domestic subsidiaries	¥42.4 billion
For the pension benefits of foreign offices and subsidiaries	36.1 billion
For the other benefits of foreign offices and subsidiaries	1.8 billion

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments

The following table presents benefit payments expected to be paid, which include the effect of expected future service for the fiscal years indicated:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in millions)
Fiscal year ending March 31:
2014	¥76,676	¥8,418	¥1,470
2015	79,121	9,236	1,548
2016	80,703	9,878	1,631
2017	81,475	10,605	1,725
2018	82,010	11,569	1,826
Thereafter (2019-2023)	406,746	73,374	10,408

Fair value measurement of the plan assets

The following is a description of the valuation methodologies used for plan assets measured at fair value as well as the classification of the plan assets pursuant to the fair value hierarchy described in Note 29.

Government bonds and other debt securities

When quoted market prices are available in an active market, the MUFG Group adopts the quoted market prices to measure the fair value of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include Japanese government bonds, most of non-Japanese government bonds and certain corporate bonds. When quoted market prices are available but not traded actively, such securities are classified in Level 2 of the fair value hierarchy. When quoted prices are not available, the MUFG Group generally estimates fair values by using non-binding prices obtained from independent pricing vendors. Such securities are generally classified in Level 2 of the fair value hierarchy. Level 2 securities include certain non-Japanese government bonds, official institutions bonds and corporate bonds. When there is lack of liquidity for securities or significant inputs adopted to the fair value measurements are unobservable, such securities are classified in Level 3 of the fair value hierarchy. Such Level 3 securities mainly consist of non-Japanese corporate bonds.

Marketable equity securities

When quoted market prices are available in an active market, the MUFG Group adopts the quoted market prices to measure the fair value of marketable equity securities and such securities are classified in Level 1 of the fair value hierarchy. When quoted market prices are available but not traded actively, such securities are classified in Level 2 of the fair value hierarchy.

Japanese pooled funds

Japanese pooled funds are investment fund vehicles designed for Japanese pension plan investments under Japanese pension trust fund regulations. Based upon the nature of the funds’ investments, Japanese pooled funds are categorized into four major fund types; Japanese marketable equity securities type, Japanese debt securities

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

type, Non-Japanese marketable equity securities type and Non-Japanese debt securities type. The other types of funds invest in short-term financial instruments or loans receivable. Japanese pooled funds are generally readily redeemable at their net asset values. The fair values of Japanese pooled funds are measured at their net asset values and generally classified in Level 2 of the fair value hierarchy. Japanese pooled funds classified in Level 3 of the fair value hierarchy have underlying investments in non-Japanese debt securities and loans receivable whose fair values are measured by using significant unobservable inputs and there is inherent lack of the funds’ liquidity.

Other investment funds

Other investment funds include mutual funds, private investments funds, common collective funds, private equity funds and real estate funds. The listed investment funds or mutual funds are valued at quoted market prices and classified in Level 1 or Level 2 of the fair value hierarchy. When there is no available market quotation, the fair values are generally determined at net asset values. The funds for which the fair values are measured at their net asset value are classified either in Level 2 or Level 3 depending on the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date or in the near future. Other investment funds classified in Level 3 of the fair value hierarchy mainly consist of certain private investment funds and real estate funds whose fair values are not measured at their net asset values but by using significant unobservable inputs and there is inherent lack of the funds’ liquidity.

Japanese general accounts of life insurance companies

These instruments are contracts with life insurance companies that guarantee return of a certain level of fixed income, which are mainly invested in assets with low market risk such as Japanese debt securities. They are measured at conversion value and classified in Level 2 in the fair value hierarchy.

Other investments

Other investments mainly consist of call loans and the rest consist of miscellaneous accounts such as deposits with banks and short term investments. These instruments are generally classified in Level 1 or Level 2 of the fair value hierarchy depending on observability of the inputs to measure their fair values.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair value of each major category of plan assets as of March 31, 2012 and 2013:

Pension benefits and SIP Investments:

At March 31, 2012	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥72,752	¥—	¥—	¥72,752	¥—	¥—	¥—	¥—
Non-Japanese government bonds	42,290	590	—	42,880	1,551	5,895	—	7,446
Other debt securities(1)	1,169	34,474	5,995	41,638	—	10,382	—	10,382
Japanese marketable equity securities(2)	546,179	14	—	546,193	—	—	—	—
Non-Japanese marketable equity securities	19,048	532	87	19,667	11,372	—	—	11,372
Japanese pooled funds:
Japanese marketable equity securities(2)	—	61,569	—	61,569	—	—	—	—
Japanese debt securities(1)	—	267,889	—	267,889	—	—	—	—
Non-Japanese marketable equity securities	—	164,195	—	164,195	—	—	—	—
Non-Japanese debt securities	—	75,554	5,807	81,361	—	—	—	—
Other	—	38,741	2,501	41,242	—	—	—	—

Total pooled funds	—	607,948	8,308	616,256	—	—	—	—

Other investment funds	—	92,731	41,097	133,828	74,530	65,582	12,282	152,394	(4)
Japanese general account of life insurance companies(3)	—	166,184	—	166,184	—	—	—	—
Other investments	2,420	108,966	—	111,386	68	785	344	1,197

Total	¥683,858	¥1,011,439	¥55,487	¥1,750,784	¥87,521	¥82,644	¥12,626	¥182,791

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2013	Domestic subsidiaries				Foreign offices and subsidiaries
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Japanese government bonds	¥76,763	¥—	¥—	¥76,763	¥—	¥—	¥—	¥—
Non-Japanese government bonds	13,898	2,761	—	16,659	—	7,600	—	7,600
Other debt securities(1)	151	18,517	6,134	24,802	—	33,315	—	33,315
Japanese marketable equity securities(2)	661,832	148	—	661,980	—	—	—	—
Non-Japanese marketable equity securities	19,386	207	—	19,593	13,720	—	—	13,720
Japanese pooled funds:
Japanese marketable equity securities(2)	—	46,175	—	46,175	—	—	—	—
Japanese debt securities(1)	—	403,006	—	403,006	—	—	—	—
Non-Japanese marketable equity securities	—	190,367	—	190,367	—	—	—	—
Non-Japanese debt securities	—	65,087	6,846	71,933	—	—	—	—
Other	—	17,623	—	17,623	—	—	—	—

Total pooled funds	—	722,258	6,846	729,104	—	—	—	—

Other investment funds	—	98,520	48,631	147,151	91,582	65,068	14,486	171,136	(4)
Japanese general account of life insurance companies(3)	—	163,503	—	163,503	—	—	—	—
Other investments	1,636	79,386	—	81,022	839	4,488	1,983	7,310

Total	¥773,666	¥1,085,300	¥61,611	¥1,920,577	¥106,141	¥110,471	¥16,469	¥233,081

Notes:

(1)	These debt securities include debt securities issued by the MUFG Group in the amount of ¥828 million (0.05% of plan assets) and ¥471 million (0.02% of plan assets) to the pension benefits and SIPs at March 31, 2012 and 2013, respectively.
(2)	Japanese marketable equity securities include common stocks issued by the MUFG Group in the amount of ¥5,152 million (0.29% of plan assets) and ¥6,864 million (0.32% of plan assets) to the pension benefits and SIPs at March 31, 2012 and 2013, respectively.
(3)	“Japanese general accounts of life insurance companies” is a contract with life insurance companies that guarantees a return of approximately 1.17% from April 1, 2011 to March 31, 2012 and 1.17% from April 1, 2012 to March 31, 2013.
(4)	Other investment funds of the foreign offices and subsidiaries are mainly comprised of ¥69,643 million of mutual funds and ¥20,706 million of common collective funds, and of ¥87,243 million of mutual funds and ¥13,531 million of real estate funds, which were held by UNBC at December 31, 2011 and 2012, respectively.

Other post retirement plan investments:

	Foreign offices and subsidiaries
	March 31, 2012				March 31, 2013
Assets category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)
Other debt securities	¥—	¥—	¥—	¥—	¥—	¥3,619	¥—	¥3,619
Other investment funds(1)	7,491	5,879	—	13,370	8,901	—	—	8,901
Other investments	—	—	—	—	—	5,665	—	5,665

Total	¥7,491	¥5,879	¥—	¥13,370	¥8,901	¥9,284	¥—	¥18,185

Note:

(1)	Other investment funds mainly consist of mutual funds and common collective funds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present a reconciliation of plan assets measured at fair value using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2012 and 2013:

Pension benefits and SIP Investments:

	Domestic subsidiaries
Assets category	March 31, 2011	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2012
	(in millions)
Other debt securities	¥6,356	¥45	¥298	¥(637)	¥108	¥(175)	¥5,995
Non-Japanese marketable equity securities	93	—	(6)	—	—	—	87
Japanese pooled funds:
Non-Japanese debt securities	6,313	12	444	(962)	—	—	5,807
Other	2,501	—	—	—	—	—	2,501

Total pooled funds	8,814	12	444	(962)	—	—	8,308

Other investment funds	37,694	1	917	2,073	412	—	41,097

Other investments	—	7	(1)	(72)	66	—	—

Total	¥52,957	¥65	¥1,652	¥402	¥586	¥(175)	¥55,487

	Foreign offices and subsidiaries
Assets category	March 31, 2011	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2012
	(in millions)
Other investment funds	¥9,982	¥—	¥577	¥1,723	¥—	¥—	¥12,282
Other investments	356	—	(35)	23	—	—	344

Total	¥10,338	¥—	¥542	¥1,746	¥—	¥—	¥12,626

	Domestic subsidiaries
Assets category	March 31, 2012	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2013
	(in millions)
Other debt securities	¥5,995	¥18	¥409	¥(248)	¥—	¥(40)	¥6,134
Non-Japanese marketable equity securities	87	30	—	(117)	—	—	—
Japanese pooled funds:
Non-Japanese debt securities	5,807	—	1,042	(3)	—	—	6,846
Other	2,501	—	—	—	—	(2,501)	—

Total pooled funds	8,308	—	1,042	(3)	—	(2,501)	6,846

Other investment funds	41,097	(389)	3,997	(4,503)	8,429	—	48,631

Total	¥55,487	¥(341)	¥5,448	¥(4,871)	¥8,429	¥(2,541)	¥61,611

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Foreign offices and subsidiaries
Assets category	March 31, 2012	Realized gains (losses)	Unrealized gains (losses)	Purchase, sales and settlements	Transfer into Level 3	Transfer out of Level 3	March 31, 2013
	(in millions)
Other investment funds	¥12,282	¥—	¥1,075	¥1,129	¥—	¥—	¥14,486
Other investments	344	—	1,208	431	—	—	1,983

Total	¥12,626	¥—	¥2,283	¥1,560	¥—	¥—	¥16,469

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

The cost of these defined contribution plans charged to operations for the fiscal years ended March 31, 2011, 2012 and 2013 were ¥5,525 million, ¥5,775 million and ¥6,396 million, respectively.

14.    OTHER ASSETS AND LIABILITIES

Major components of other assets and liabilities at March 31, 2012 and 2013 were as follows:

	2012	2013
	(in millions)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	¥2,028,601	¥1,217,164
Other	829,548	956,000
Investments in equity method investees	1,130,640	1,273,847
Non-interest-earning deposits with the Special Fund and the New Fund (Note 4)	204,956	—
Prepaid benefit cost (Note 13)	65,590	117,873
Cash collateral paid (Note 8)	1,334,968	1,573,698
Other	1,735,535	1,647,213

Total	¥7,329,838	¥6,785,795

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	¥1,897,972	¥1,047,514
Other	1,064,692	1,053,294
Deferred tax liabilities	41,013	127,218
Allowance for off-balance sheet credit instruments	60,481	55,915
Accrued benefit cost (Note 13)	141,904	96,844
Guarantees and indemnifications	48,092	50,433
Cash collateral received (Note 8)	272,806	366,544
Accrued and other liabilities	2,025,671	2,250,927

Total	¥5,552,631	¥5,048,689

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in equity method investees include marketable equity securities carried at ¥625,800 million and ¥788,250 million at March 31, 2012 and 2013, respectively. Corresponding aggregated market values were ¥945,983 million and ¥1,203,241 million, respectively. Investments in equity method investees also include investments in MSMS at ¥171,690 million and ¥174,935 million, and in Morgan Stanley at ¥497,363 million and ¥664,031 million at March 31, 2012 and 2013, respectively. As of March 31, 2013, the MUFG Group held approximately 22.04% of Morgan Stanley’s common stock.

The MUFG Group periodically evaluates whether a loss in value of investments in equity method investees is other than temporary. As a result of evaluations, the MUFG Group recognized other-than-temporary declines in the value of an investment and recorded impairment losses related to certain affiliated companies of ¥46,804 million, ¥580,474 million and ¥14,635 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively. The impairment losses are included in Equity in earnings (losses) of equity method investees—net in the accompanying consolidated statements of income. See Note 2 for further details of the impairment losses recorded on investments in Morgan Stanley for the fiscal year ended March 31, 2012.

Summarized Financial Information of the MUFG Group’s equity method investees

Summarized financial information of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, as of March 31, 2012 and 2013, and for each of the three years in the period ended March 31, 2013 is as follows:

	2012	2013
	(in billions)
Trading assets	¥22,884	¥25,134
Federal funds sold and securities purchased under agreements to resell	11,215	13,206
Securities borrowed	11,639	12,765
Total assets	64,193	75,370
Trading liabilities	10,765	12,459
Securities sold under agreements to repurchase and Securities loaned	8,821	15,012
Long-term borrowings	14,525	15,532
Total liabilities	58,391	68,740
Nonredeemable noncontrolling interests	680	317

	2011	2012	2013
	(in billions)
Net revenues	¥2,561	¥2,517	¥2,271
Total non-interest expenses	2,164	2,084	2,105
Income from continuing operations before income taxes	397	433	166
Net income applicable to Morgan Stanley	335	244	100

Summarized financial information of the MUFG Group’s equity method investees, other than Morgan Stanley as of March 31, 2012 and 2013, and for each of the three years in the period ended March 31, 2013 is as follows:

	2012	2013
	(in billions)
Net loans	¥11,214	¥7,673
Total assets	17,657	12,906
Deposits	6,830	2,729
Total liabilities	13,973	9,455
Noncontrolling interests	140	181

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2011	2012	2013
	(in billions)
Total interest income	¥538	¥475	¥444
Total interest expense	109	98	92
Net interest income	429	377	352
Provision for credit losses	126	51	55
Income (loss) before income tax expense (benefit)	(83)	128	163
Net income (loss)	(118)	75	124

15.	PREFERRED STOCK

Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 120,000,000 shares of Class 3 Preferred Stock, 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, 200,000,000 shares of Class 7 Preferred Stock and 1,000 shares of Class 11 Preferred Stock without par value as of March 31, 2013.

All classes of preferred stock are non-voting and have preference over common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of MUFG. They are all non-cumulative and non-participating with respect to dividend payments. Shareholders of Class 5 and 11 Preferred Stock have the right to receive a liquidation distribution at ¥2,500 and ¥1,000 per share, respectively, and do not have the right to participate in any further liquidation distributions.

The number of shares of preferred stock issued and outstanding at March 31, 2011, 2012 and 2013 was as follows:

	Outstanding at March 31, 2011	Net change	Outstanding at March 31, 2012	Net change	Outstanding at March 31, 2013
	(number of shares)
Preferred stock:
Class 5	156,000,000	—	156,000,000	—	156,000,000
Class 11	1,000	—	1,000	—	1,000

Total	156,001,000	—	156,001,000	—	156,001,000

None of the Class 6 and 7 Preferred Stock has been issued.

The aggregate liquidation preference of preferred stock issued and outstanding at March 31, 2011, 2012 and 2013 was as follows:

	Aggregate amount at March 31, 2011	Net change	Aggregate amount at March 31, 2012	Net change	Aggregate amount at March 31, 2013
	(in millions)
Preferred stock:
Class 5	¥390,000	¥—	¥390,000	¥—	¥390,000
Class 11	1	—	1	—	1

Total	¥390,001	¥—	¥390,001	¥—	¥390,001

Preferred stock included in Capital stock on the accompanying consolidated balance sheets at March 31, 2011, 2012 and 2013 was ¥442,100 million, which consisted of ¥122,100 million of Class 1, ¥125,000 million of Class 3 and ¥195,000 million of Class 5 Preferred Stock.

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

Preferred Stock Outstanding as of March 31, 2013

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	COMMON STOCK AND CAPITAL SURPLUS

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	2011	2012	2013
	(shares)
Balance at beginning of fiscal year	14,148,414,920	14,150,894,620	14,154,534,220
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	2,479,700	3,639,600	4,051,500

Balance at end of fiscal year	14,150,894,620	14,154,534,220	14,158,585,720

Under the Company Law, issuances of common stock, including conversions of bonds and notes, are required to be credited to the common stock account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”) for the remaining amounts.

The Company Law permits Japanese companies, upon approval by the Board of Directors, to issue shares in the form of a “stock split,” as defined in the Company Law. Also, prior to April 1, 1991, Japanese companies were permitted to issue free share distributions. BTMU and MUTB from time to time made free share distributions. These free distributions usually ranged from 5% to 10% of outstanding common stock and publicly-owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing the appropriate capital accounts by an amount equal to the fair value of the shares issued. The application of such United States accounting practice to the cumulative free distributions made by BTMU and MUTB at March 31, 2013, would have increased capital accounts by ¥1,910,106 million with a corresponding decrease in unappropriated retained earnings.

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

As for Capital surplus, the fee retained by MUFG’s subsidiary as underwriting compensation, net of stock issue expense, was included in the total Capital surplus balance.

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

Parent Company Shares Held by Subsidiaries and Affiliated Companies

At March 31, 2013, certain subsidiaries and affiliated companies owned shares of common stock of MUFG. Such shares are included in treasury stock in the accompanying consolidated balance sheets and deducted from the MUFG’s shareholders’ equity.

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

Under the Company Law, the amount available for dividends is based on the amount recorded in MUFG’s general books of account maintained in accordance with accounting principles generally accepted in Japan

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(“Japanese GAAP”). The adjustments included in the accompanying consolidated financial statements but not recorded in MUFG’s general books of account, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the Company Law. Under the Banking Law, MUFG, BTMU and MUTB have to meet the minimum capital adequacy requirements and distributions of retained earnings of MUFG, BTMU and MUTB, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum capital requirements.

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

MUFG’s amount available for dividends, at March 31, 2013, was ¥4,377,224 million, which is based on the amount recorded in MUFG’s general books of account under Japanese GAAP.

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

Deconsolidation of Subsidiaries

The gains and losses due to deconsolidation of subsidiaries were recognized under “Other non-interest income” and “Other non-interest expenses,” respectively, in the accompanying consolidated statements of income. The amounts of net losses were ¥10,323 million, ¥9,492 million and ¥17,585 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on the MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the fiscal years ended March 31, 2011, 2012 and 2013:

	2011	2012	2013
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥452,645	¥416,231	¥1,069,124
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders:
Change in ownership interest in Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with the securities joint venture (Note 2)	20,550	—	—
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Note 2)	—	(20,000)	—
Purchase of shares of Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. from noncontrolling interest shareholders (Note 2)	—	—	(30,655)
Other	3,859	759	(412)

Net transfers from (to) the noncontrolling interest shareholders	24,409	(19,241)	(31,067)

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥477,054	¥396,990	¥1,038,057

19.	REGULATORY CAPITAL REQUIREMENTS

Japan

MUFG, BTMU, MUTB and MUSHD are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which they operate. Failure to meet minimum capital requirements will initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on MUFG’s consolidated financial statements.

In Japan, MUFG, BTMU, and MUTB are subject to regulatory capital requirements promulgated by the Financial Services Agency of Japan (“FSA”) in accordance with the provisions of the Banking Law and related regulations. A banking institution is subject to the minimum capital requirements both on a consolidated basis and a stand-alone basis, and is required to maintain the minimum capital irrespective of whether it operates independently or as a subsidiary under the control of another company. When a bank holding company manages operations of its banking subsidiaries, it is required to maintain the minimum capital adequacy ratio on a consolidated basis in the same manner as its subsidiary banks. The FSA provides two sets of capital adequacy guidelines. One is a set of guidelines applicable to Japanese banks and bank holding companies with their foreign offices conducting international operations, as defined, and the other is applicable to Japanese banks and bank holding companies that are not engaged in international operations conducted by their foreign offices.

Under the capital adequacy guidelines applicable to a Japanese banking institution with international operations conducted by its foreign offices, from March 31, 2013 until March 30, 2014, the required minimum capital ratio is 3.5% for Common Equity Tier 1, 4.5% for Tier 1, and 8.0% for total capital, and the requirement will be raised progressively over time.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Basel Committee on Banking Supervision of the Bank for International Settlements (“BIS”) sets capital adequacy standards for all internationally active banks to ensure minimum level of capitals.

The Basel Committee revised the 1988 Accord (“Basel I”) in June 2004 and released “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (“Basel II”). In addition, the Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. Effective as of March 31, 2013, Basel III was adopted by the FSA with transitional measures for Japanese banking institutions with international operations conducted by their foreign offices. MUFG calculated capital ratios as of March 31, 2012 in accordance with Basel II and as of March 31, 2013 in accordance with Basel III.

Capital Ratios as of March 31, 2012

Basel II is based on “three pillars”: (1) minimum capital requirements, (2) the self-regulation of financial institutions based on supervisory review process, and (3) market discipline through the disclosure of information. The framework of the 1988 Accord, Basel I is improved and expanded to be included in “minimum capital requirements” as the first pillar of Basel II.

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

“Market Risk”

In the “Amendment to the Capital Accord to incorporate market risks” of the year 1996, a choice between two methodologies “the Standardized Measurement Method” and “Internal Models Approach” is permitted. “Combination of Internal Models Approach and the Standardized Measurement Method” is also allowed under certain conditions. This is unchanged in Basel II.

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

Capital is classified into three tiers under Basel II, referred to as Tier I, Tier II and Tier III capital and deductions from capital.

Tier I capital generally consists of equity items, including common stock, preferred stock, capital surplus, noncontrolling interests and retained earnings, less any recorded goodwill and other items such as treasury stock. Tier II capital generally consists of general reserves for credit losses up to 1.25% of risk-weighted assets, 45% of the unrealized gains on investment securities available for sale, 45% of the land revaluation excess, the balance of perpetual subordinated debt and the balance of subordinated debt with an original maturity of over five years subject to some limitations, up to 50% of Tier I capital. Preferred stock is includable in Tier I capital unless the preferred stock has a fixed maturity, in which case, such preferred stock will be a component of Tier II capital. Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years, subject to certain limitations. At least 50% of a bank’s capital base must be maintained in the form of Tier I capital.

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

In Basel II, MUFG and most of its major subsidiaries adopt AIRB to calculate capital requirements for credit risk. As of March 31, 2012, MUFG and most of its major subsidiaries adopted the AMA to calculate

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

capital requirements for operational risk while MUFG and most of its major subsidiaries had adopted the Standardized Approach as of March 31, 2011. As for market risk, MUFG and most of its major subsidiaries adopt the Internal Models Approach mainly to calculate general market risk and adopt the Standardized Measurement Method to calculate specific risk.

Capital Ratios as of March 31, 2013

Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, Common Equity Tier 1, Tier 1 and Total capital ratios, which are determined by dividing applicable capital components by risk-weighted assets. Tier 1 capital is redefined, and consists of Common Equity Tier 1 capital and Additional Tier 1 capital. Common Equity Tier 1 capital is a new category of capital primarily consisting of common stocks, capital surplus, retained earnings, and other comprehensive income. Regulatory adjustments including certain intangible fixed assets, such as goodwill, and defined-benefit pension fund assets will be deducted from Common Equity Tier 1. The amount of adjustments to be deducted will increase progressively over time. Additional Tier 1 capital generally consists of Basel III compliant preferred securities, other capital that meets Tier I requirements under Basel II standards, and net of regulatory adjustments. Subject to transitional measures, items including intangible fixed assets, such as goodwill, and foreign currency translation adjustments are deducted from Additional Tier 1 capital with the deduction amounts progressively decreasing over time. Tier 2 capital generally consists of Basel III compliant deferred obligations, such as subordinated debts, capital that meet Tier II requirements under Basel II standards, certain allowances for credit losses and non-controlling interests in subsidiaries’ Tier 2 instruments. Subject to transitional measures, certain items including 45% of unrealized profit on securities available for sale and revaluation of land are deducted from Tier 2 capital with the deduction amounts progressively decreasing over time. Total capital is defined as the sum of Tier 1 and Tier 2 capital. Under Basel III, as adopted by the FSA, MUFG’s risk-weighted assets increased, largely reflecting the new capital charge of the credit valuation adjustment (CVA), the credit risk related to asset value correlation multiplier for large financial institutions, and the 250% risk-weighted threshold items not deducted from Common Equity Tier 1 capital, as well as the conversion of certain Basel II capital deductions to risk-weighted assets, such as securitizations and significant investments in commercial entities. Basel III will be adopted in accordance with transition arrangements. Examples of these transition arrangements include initially lower capital adequacy ratios that will increase progressively up to the Basel III adequacy levels as issued by the Basel Committee on Banking Supervision of the Bank for International Settlements. In addition, individual elements of capital will be phased out progressively over the same period of time to arrive at a capital base that is consistent with that defined by the Basel Committee on Banking Supervision in Basel III.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The risk-adjusted capital amounts and ratios of MUFG, BTMU and MUTB presented in the following table are based on amounts calculated in accordance with Japanese GAAP as required by the FSA. Effective as of March 31, 2013, regulatory capital requirements are based on the Basel III methodology, as adopted by the FSA, while requirements as of March 31, 2012 were determined on Basel II, as adopted by the FSA.

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Consolidated:
At March 31, 2012 (in accordance with Basel II):
Total capital (to risk-weighted assets):
MUFG	¥12,742,525	14.91%	¥6,836,528	8.00%
BTMU	11,716,158	16.27	5,759,478	8.00
MUTB	1,869,189	15.74	949,729	8.00
Tier I capital (to risk-weighted assets):
MUFG	10,522,282	12.31	3,418,264	4.00
BTMU	8,473,187	11.76	2,879,739	4.00
MUTB	1,470,672	12.38	474,864	4.00
At March 31, 2013 (in accordance with Basel III):
Total capital (to risk-weighted assets):
MUFG	¥14,673,951	16.68%	¥7,037,491	8.00%
BTMU	12,034,152	17.51	5,497,550	8.00
MUTB	2,035,576	17.79	914,984	8.00
Tier1 capital (to risk-weighted assets):
MUFG	11,214,815	12.74	3,958,589	4.50
BTMU	9,015,774	13.11	3,092,372	4.50
MUTB	1,575,140	13.77	514,678	4.50
Common Equity Tier1 capital (to risk-weighted assets):
MUFG	10,300,558	11.70	3,078,902	3.50
BTMU	8,052,750	11.71	2,405,178	3.50
MUTB	1,500,578	13.12	400,305	3.50
Stand-alone:
At March 31, 2012 (in accordance with Basel II):
Total capital (to risk-weighted assets):
BTMU	¥11,514,330	17.41%	¥5,290,104	8.00%
MUTB	1,899,969	15.76	963,872	8.00
Tier I capital (to risk-weighted assets):
BTMU	8,333,966	12.60	2,645,052	4.00
MUTB	1,410,875	11.71	481,936	4.00
At March 31, 2013 (in accordance with Basel III):
Total capital (to risk-weighted assets):
BTMU	¥11,501,001	18.52%	¥4,966,322	8.00%
MUTB	2,039,037	17.94	908,852	8.00
Tier1 capital (to risk-weighted assets):
BTMU	8,685,464	13.99	2,793,556	4.50
MUTB	1,502,425	13.22	511,229	4.50
Common Equity Tier1 capital (to risk-weighted assets):
BTMU	7,301,380	11.76	2,172,766	3.50
MUTB	1,419,797	12.49	397,623	3.50

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

At March 31, 2012 and 2013, MUMSS’s capital accounts less certain fixed assets of ¥387,677 million and ¥388,163 million, were 328.6% and 315.8% of the total amounts equivalent to market, counterparty credit and operations risks, respectively.

Management believes, as of March 31, 2013, that MUFG, BTMU, MUTB and other regulated securities subsidiaries met all capital adequacy requirements to which they are subject.

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

The figures on the tables below are calculated according to Basel I as UNBC and Union Bank do not meet the criteria in the new U.S. rules which would make adoption of the new Basel II rules mandatory. UNBC’s and the Union Bank’s actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes
	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
UNBC:
At December 31, 2011:
Total capital (to risk-weighted assets)	$11,142	15.98%	$5,579	8.00%
Tier I capital (to risk-weighted assets)	9,641	13.82	2,790	4.00
Tier I capital (to quarterly average assets)(1)	9,641	11.44	3,372	4.00
At December 31, 2012:
Total capital (to risk-weighted assets)	$11,048	13.93%	$6,346	8.00%
Tier I capital (to risk-weighted assets)	9,864	12.44	3,173	4.00
Tier I capital (to quarterly average assets)(1)	9,864	11.18	3,531	4.00

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Actual		For capital adequacy purposes		Ratios OCC requires to be “well capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in millions, except percentages)
Union Bank:
At December 31, 2011:
Total capital (to risk-weighted assets)	$10,004	14.43%	$5,546	8.00%	$6,933	10.00%
Tier I capital (to risk-weighted assets)	8,588	12.39	2,773	4.00	4,160	6.00
Tier I capital (to quarterly average assets)(1)	8,588	10.25	3,352	4.00	4,190	5.00
At December 31, 2012:
Total capital (to risk-weighted assets)	$10,362	13.17%	$6,294	8.00%	$7,867	10.00%
Tier I capital (to risk-weighted assets)	9,192	11.68	3,147	4.00	4,720	6.00
Tier I capital (to quarterly average assets)(1)	9,162	10.51	3,498	4.00	4,373	5.00

Note:

(1)	Excludes certain intangible assets.

Management believes, as of December 31, 2012, that UNBC and Union Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2011 and 2012, the notification from the U.S. Office of the Comptroller of the Currency (“OCC”) categorized Union Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” Union Bank must maintain a minimum total risk-based capital ratio of 10%, a Tier I risk-based capital ratio of 6%, and a Tier I leverage ratio of 5% as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank’s category.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.	EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥452,645	¥416,231	¥1,069,124
Income allocable to preferred shareholders:
Cash dividends paid	(20,940)	(17,940)	(17,940)

Net income available to common shareholders of Mitsubishi UFJ Financial Group	431,705	398,291	1,051,184

Effect of dilutive instruments:
Stock options and restricted stock units—Morgan Stanley	—	—	(336)
Convertible preferred stock—Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.	(1,232)	(589)	—

Net income available to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥430,473	¥397,702	¥1,050,848

	2011	2012	2013
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	14,131,567	14,140,136	14,148,060
Effect of dilutive instruments:
Convertible preferred stock	1	1	1
Stock options	13,169	16,683	21,019

Weighted average common shares for diluted computation	14,144,737	14,156,820	14,169,080

	2011	2012	2013
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Net income available to common shareholders of Mitsubishi UFJ Financial Group	¥30.55	¥28.17	¥74.30

Diluted earnings per common share:
Net income available to common shareholders of Mitsubishi UFJ Financial Group	¥30.43	¥28.09	¥74.16

For the fiscal year ended March 31, 2012, stock options and restricted stock units issued by Morgan Stanley could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share as they were antidilutive. All outstanding convertible preferred stock issued by Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. were acquired by MUSHD and BTMU in December 2012 and converted into common stock.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In computing the number of the potentially dilutive common shares for the fiscal years ended March 31, 2011, 2012 and 2013, Class 11 Preferred Stock has been based on the conversion price of ¥865.9 at March 31, 2011, 2012 and 2013.

21.	DERIVATIVE FINANCIAL INSTRUMENTS

The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. Market risk is the possibility that future changes in market indices make the financial instruments less valuable. The MUFG Group is a party to derivative financial instruments, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rates, foreign currencies, equity and commodity prices, and credit risk associated with counterparty’s nonperformance of transactions.

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

Trading Activities

The MUFG Group’s trading activities include dealing and customer accommodation activities. As part of its trading activities, the MUFG Group offers a variety of derivative financial instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The MUFG Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account.

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

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans, Borrowings and Certificates of Deposit (“CDs”) and Other Time Deposits

UNBC engages in several types of cash flow hedging strategies related to forecasted future interest payments, with the hedged risk being the changes in cash flows attributable to changes in the designated benchmark rate (i.e., U.S. dollar LIBOR). In these strategies, the hedging instruments are matched with groups of similar variable rate instruments such that the reset tenor of the variable rate instruments and that of the hedging instrument are identical at inception. Cash flow hedging instruments currently being utilized include purchased caps and interest rate swaps. At December 31, 2012, the weighted average remaining life of the currently active cash flow hedges was approximately 1.2 years.

UNBC used purchased interest rate caps with a notional amount of ¥51.9 billion at December 31, 2012 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed borrowings. Payments received under the cap contract offset the increase in borrowing interest expense if the relevant LIBOR index rises above the cap’s strike rate.

UNBC used purchased interest rate caps with a notional amount of ¥216.5 billion at December 31, 2012 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate component of forecasted issuances of short-term, fixed rate certificates of deposit. Net payments to be received under the cap contract offset increases in interest expense if the relevant LIBOR index rises above the cap’s strike rate.

UNBC used interest rate swaps with a notional amount of ¥458.9 billion at December 31, 2012 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed loans. Payments received (or paid) under the swap contract offset fluctuations in interest income on loans caused by changes in the relevant LIBOR index.

Hedging transactions are structured at inception so that the notional amounts of the hedging instruments are matched to an equal principal amount of loans, CDs, or borrowings, the index and repricing frequencies of the hedging instruments match those of the loans, CDs, or borrowings and the period in which the designated hedged cash flows occurs is equal to the term of the hedge instruments. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedging instruments versus those of the loans, CDs, or borrowings.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness are recognized in earnings in the period in which they arise. At December 31, 2012, UNBC expects to reclassify approximately ¥1.8 billion of income from accumulated other comprehensive income to net interest income during the twelve months ending December 31, 2013. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to December 30, 2012.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2012 and 2013:

	Notional amounts(1)
	2012	2013
	(in trillions)
Interest rate contracts	¥933.5	¥956.6
Foreign exchange contracts	128.0	155.2
Equity contracts	2.4	3.0
Commodity contracts	1.8	2.2
Credit derivatives	6.5	6.6
Others	1.2	1.9

Total	¥1,073.4	¥1,125.5

Note:

(1)	Includes both written and purchased position.

Impact of Derivatives on the Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s consolidated balance sheets at March 31, 2012 and 2013:

	Fair value of derivative instruments
	March 31, 2012(1)(5)			March 31, 2013(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥9,064	¥—	¥9,064	¥11,214	¥2	¥11,216
Foreign exchange contracts	2,259	—	2,259	3,193	—	3,193
Equity contracts	58	—	58	104	—	104
Commodity contracts	122	—	122	73	—	73
Credit derivatives	55	—	55	62	—	62

Total derivative assets	¥11,558	¥—	¥11,558	¥14,646	¥2	¥14,648

Derivative liabilities:
Interest rate contracts	¥9,062	¥1	¥9,063	¥11,205	¥—	¥11,205
Foreign exchange contracts	2,458	—	2,458	3,429	—	3,429
Equity contracts	124	—	124	131	—	131
Commodity contracts	99	—	99	64	—	64
Credit derivatives	50	—	50	62	—	62
Others(6)	(83)	—	(83)	(24)	—	(24)

Total derivative liabilities	¥11,710	¥1	¥11,711	¥14,867	¥—	¥14,867

Notes:

(1)	The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.
(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by UNBC. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying consolidated balance sheets.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 29.
(6)	Others include bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

Impact of Derivatives and Hedged Items on the Consolidated Statements of Income and on Accumulated OCI

The following tables reflect more detailed information regarding the derivative-related impact on the accompanying consolidated statements of income by accounting designation for the fiscal years ended March 31, 2011, 2012 and 2013:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Fiscal year ended March 31, 2011:
Interest rate contracts	¥—	¥(27)	¥(27)
Foreign exchange contracts	80	—	80
Equity contracts	—	21	21
Commodity contracts	—	2	2
Credit derivatives	—	(6)	(6)
Others	—	7	7

Total	¥80	¥(3)	¥77

Fiscal year ended March 31, 2012:
Interest rate contracts	¥—	¥160	¥160
Foreign exchange contracts	(94)	—	(94)
Equity contracts	—	(47)	(47)
Commodity contracts	—	(1)	(1)
Credit derivatives	—	2	2
Others	(1)	(36)	(37)

Total	¥(95)	¥78	¥(17)

Fiscal year ended March 31, 2013:
Interest rate contracts	¥—	¥121	¥121
Foreign exchange contracts	(92)	—	(92)
Equity contracts	—	(138)	(138)
Commodity contracts	—	4	4
Credit derivatives	—	(11)	(11)
Others	(2)	(59)	(61)

Total	¥(94)	¥(83)	¥(177)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gains and losses for derivatives designated as cash flow hedges

	For the fiscal year ended March 31,
	2011	2012	2013
	(in billions)
Gains (losses) recognized in Accumulated OCI on derivative instruments (Effective portion)
Interest rate contracts	¥—	¥—	¥7

Total	¥—	¥—	¥7

Gains (losses) reclassified from Accumulated OCI into income (Effective portion)
Interest rate contracts(1)	¥6	¥(1)	¥1

Total	¥6	¥(1)	¥1

Gains (losses) recognized in income on derivative instruments (Ineffective portion and amount excluded from effectiveness testing)
Interest rate contracts	¥—	¥—	¥—

Total	¥—	¥—	¥—

Note:

(1)	Included in Interest income.

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the accompanying consolidated balance sheets with the host contract. The MUFG Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contracts at fair value.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Derivatives

The MUFG Group enters into credit derivatives to manage credit risk exposures, to facilitate client transactions, and for proprietary trading purpose, under which they provide counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. Types of these credit derivatives include primarily single name credit default swaps, index and basket credit default swaps and credit-linked notes. The MUFG Group will have to perform under a credit derivative if a credit event as defined under the contract occurs. Such credit events include bankruptcy, dissolution or insolvency of the referenced entity, default and restructuring of the obligations of the referenced entity. The MUFG Group’s counterparties are banks, broker-dealers, insurance and other financial institutions. The contractual or notional amounts of these credit derivatives represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of March 31, 2012 and 2013:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2012:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥738,815	¥1,496,719	¥130,926	¥2,366,460	¥2,389
Non-investment grade	111,916	122,896	1,503	236,315	4,205
Not rated	15,692	10,390	—	26,082	(19)

Total	866,423	1,630,005	132,429	2,628,857	6,575

Index and basket credit default swaps held by BTMU:
Investment grade(2)	17,129	119,132	44,238	180,499	772
Non-investment grade	35,413	940	—	36,353	45
Not rated	7,824	—	—	7,824	(68)

Total	60,366	120,072	44,238	224,676	749
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	51,600	358,506	4,000	414,106	(4,025)
Non-investment grade	5,950	10,082	—	16,032	(161)
Not rated	—	12,251	—	12,251	838

Total	57,550	380,839	4,000	442,389	(3,348)

Total index and basket credit default swaps sold	117,916	500,911	48,238	667,065	(2,599)

Total credit default swaps sold	¥984,339	¥2,130,916	¥180,667	¥3,295,922	¥3,976

Credit-linked notes(3)	¥15,000	¥12,109	¥13,997	¥41,106	¥(32,514)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2013:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥488,834	¥1,775,720	¥102,613	¥2,367,167	¥(8,863)
Non-investment grade	75,959	164,215	13,793	253,967	9,275
Not rated	10,807	4,024	—	14,831	(73)

Total	575,600	1,943,959	116,406	2,635,965	339

Index and basket credit default swaps held by BTMU:
Investment grade(2)	34,479	47,599	116,173	198,251	600
Non-investment grade	—	940	—	940	—
Not rated	—	—	—	—	—

Total	34,479	48,539	116,173	199,191	600
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	7,680	367,814	9,000	384,494	(4,131)
Non-investment grade	7,203	2,284	—	9,487	(153)
Not rated	—	24,708	—	24,708	215

Total	14,883	394,806	9,000	418,689	(4,069)

Total index and basket credit default swaps sold	49,362	443,345	125,173	617,880	(3,469)

Total credit default swaps sold	¥624,962	¥2,387,304	¥241,579	¥3,253,845	¥(3,130)

Credit-linked notes(3)	¥7,500	¥1,505	¥4,517	¥13,522	¥(12,741)

Notes:

(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)	Fair value amounts shown represent the fair value of the hybrid instruments.

Single name credit default swaps—A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium over the life of the contracts and is protected for the period. As the seller of protection, the MUFG Group in turn will have to perform under a credit default swap if a credit event as defined under the contracts occurs. In order to provide an indication of the current payment/performance risk of the credit default swaps, the external credit ratings, primarily Moody’s and Standard & Poor’s (“S&P”) credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Index and basket credit default swaps—Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of the underlying names, the MUFG Group, as the seller of protection, will have to pay a pro rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment/performance risk of these credit default swaps, BTMU and MUSHD rating scale based upon the entity’s internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed.

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

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥2 billion and ¥2,535 billion, respectively, at March 31, 2012, and approximately ¥3 billion and ¥2,779 billion, respectively, at March 31, 2013.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2012 and 2013 was approximately ¥3.6 trillion and ¥3.6 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥612 billion and ¥579 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥125 billion and ¥99 billion, respectively, as of March 31, 2012 and ¥116 billion and ¥23 billion, respectively, as of March 31, 2013.

22.	OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, liquidity facilities, other off-balance sheet credit-related support and similar instruments, in order to meet the customers’ financial and business needs. The tables below present the contractual or notional amounts of such guarantees at March 31, 2012 and 2013. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

For certain types of derivatives, such as written interest rate options and written currency options, the maximum potential future payments are unlimited. Accordingly, it is impracticable to estimate the maximum potential amount of future payments. As such, the notional amounts of the related contracts, other than the maximum potential payments, are included in the table.

The MUFG Group mitigates credit risk exposure resulting from guarantees by utilizing various techniques, including collateralization in the form of cash, securities, and real properties based on management’s credit

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assessment of the guaranteed parties and the related credit profile. In order to manage the credit risk exposure, the MUFG Group also enters into sub-participation contracts with third parties who will fund a portion of the credit facility and bear its share of the loss to be incurred in the event that the borrower fails to fulfill its obligations. The following table includes guarantees of ¥168.8 billion and ¥160.7 billion at March 31, 2012 and 2013, respectively, which are participated out to third parties. The contractual or notional amounts summarized in the following table do not necessarily bear any direct relationship to the future actual credit exposure, primarily because of those risk management techniques.

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2012:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letter of credit and financial guarantees	¥3,502	¥1,897	¥884	¥721
Performance guarantees	2,089	1,480	521	88
Derivative instruments(1)	155,720	90,816	54,592	10,312
Liabilities of trust accounts	5,250	4,428	324	498
Others	96	96	—	—

Total	¥166,657	¥98,717	¥56,321	¥11,619

	Maximum potential/ Contractual or Notional amount	Amount by expiration period
At March 31, 2013:		1 year or less	1-5 years	Over 5 years
	(in billions)
Standby letter of credit and financial guarantees	¥3,849	¥2,101	¥1,094	¥654
Performance guarantees	2,214	1,509	627	78
Derivative instruments(1)	144,471	99,846	35,784	8,841
Liabilities of trust accounts	4,839	3,969	300	570

Total	¥155,373	¥107,425	¥37,805	¥10,143

Note:

(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.

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

Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps. In order for the MUFG Group to determine if those derivative instruments meet the definition of guarantees as prescribed in the guidance

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on guarantees, the MUFG Group tracks whether the counterparties are actually exposed to the losses that will result from the adverse change in the underlyings. Accordingly, the MUFG Group has disclosed information on all credit default swaps and certain written options for which there is a possibility of meeting the definition of guarantees as prescribed in the guidance on guarantees, regardless of whether the counterparties have assets or liabilities related to the underlyings of the derivatives. However, credit derivatives sold by the MUFG Group at March 31, 2012 and 2013 are excluded from this presentation, as they are disclosed in Note 21.

Liabilities of trust accounts represent the trustee’s potential responsibility for temporary payments to creditors of liabilities of trust accounts making use of funds of the MUFG Group, unless there are the certain agreements with trust creditors that have provisions limiting the MUFG Group’s responsibility as a trustee to the trust account assets. A trust may incur external liabilities to obtain certain services during the terms of the trust arrangement. While, in principle, any liabilities of a trust are payable by the trust account and its beneficiaries, a trustee’s responsibility may be interpreted to encompass temporary payments for the trust account liabilities when the trust account does not maintain sufficient liquidity available for such liabilities unless the agreement with trust creditors limits the trustee’s responsibility to the trust account assets. At March 31, 2012 and 2013, there were liabilities of ¥5,250 billion and ¥4,839 billion, respectively, in the segregated records of trust accounts including the amounts related to liabilities with provisions limiting trustee responsibility. Liabilities of trust accounts principally included obligations to return collateral under security lending transactions. The MUFG Group has experienced no significant losses on such responsibilities and its exposure to the risk associated with the temporary payments is judged to be remote because trust account liabilities are generally covered by the corresponding trust account assets; the MUFG Group continuously monitors the liabilities of trust accounts and assesses the trust account’s ability to perform its obligations to prevent any unfavorable outcomes; and the MUFG Group claims its recourse for its temporary payments against the trust account assets and the beneficiaries.

Other includes security lending indemnifications. Security lending indemnifications are the indemnifications for institutional customers of securities lending transactions against counterparty default. All lending transactions are collateralized, primarily by cash.

Carrying Amount

At March 31, 2012 and 2013, the carrying amounts of the liabilities related to guarantees and similar instruments set forth above were ¥1,576,404 million and ¥1,695,799 million, respectively, which are included in Other liabilities and Trading account liabilities. The guarantees and similar instruments comprising the largest components of the total were options sold in the amount of ¥1,528,190 million and ¥1,645,258 million as of March 31, 2012 and 2013, respectively. Credit derivatives sold by the MUFG Group at March 31, 2012 and 2013 are excluded from this presentation, as they are disclosed in Note 21. In addition, Other liabilities also include an allowance for off-balance sheet instruments of ¥33,998 million and ¥27,721 million at March 31, 2012 and 2013, respectively, related to these transactions.

Performance Risk

The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel III and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2012 and 2013. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2012:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,502	¥3,297	¥185	¥12	¥8
Performance guarantees	2,089	2,032	42	1	14

Total	¥5,591	¥5,329	¥227	¥13	¥22

		Amount by borrower grade
At March 31, 2013:	Maximum potential/ Contractual or Notional amount	Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,849	¥3,540	¥182	¥11	¥116
Performance guarantees	2,214	2,152	43	2	17

Total	¥6,063	¥5,692	¥225	¥13	¥133

Notes:

(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are restructured loans or loans contractually past due 90 days or more for special reasons.
(2)	Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The MUFG Group conducts securities lending transactions for institutional customers as a fully disclosed agent. At times, securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event the borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. All lending transactions are collateralized, primarily by cash. At March 31, 2013, the MUFG Group had no exposure that would require it to pay under this securities lending indemnification, since the collateral market value exceeds the securities lent.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for purposes other than trading. Such off-balance sheet instruments consist of lending-related commitments, including commitments to extend credit and commercial letters of credit that the MUFG Group provides to meet the financing needs of its customers. Once the MUFG Group issues these financial instruments, the MUFG Group is required to extend credit to or make certain payments to the customers or beneficiaries specified pursuant to the underlying contracts unless otherwise provided in the contracts. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At March 31, 2013, approximately 72% of these commitments will expire within one year, 26% from one year to five years and 2% after five years. The table below presents the contractual amounts with regard to such instruments at March 31, 2012 and 2013:

	2012	2013
	(in billions)
Commitments to extend credit	¥62,754	¥66,702
Commercial letters of credit	682	706
Commitments to make investments	117	94
Other	16	—

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.	VARIABLE INTEREST ENTITIES

In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying consolidated balance sheets at March 31, 2012 and 2013:

Consolidated VIEs	Consolidated assets
At March 31, 2012:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,408,549	¥34,260	¥46,684	¥2,181	¥435,800	¥4,846,147	¥43,477
Investment funds	1,795,862	19,556	56,359	1,526,547	11,550	172	181,678
Special purpose entities created for structured financing	161,353	828	1,755	—	—	148,764	10,006
Repackaged instruments	57,603	—	—	50,983	—	6,620	—
Securitization of the MUFG Group’s assets	2,131,526	—	—	—	—	2,050,818	80,708
Trust arrangements	971,787	—	2,621	64	82,631	882,499	3,972
Others	124,807	254	697	—	107	89,952	33,797

Total	¥10,651,487	¥54,898	¥108,116	¥1,579,775	¥530,088	¥8,024,972	¥353,638

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,421,716	¥—	¥4,741,258	¥222,635	¥457,823
Investment funds	215,030	—	1,580	12,989	200,461
Special purpose entities created for structured financing	159,637	—	10,635	147,868	1,134
Repackaged instruments	57,986	—	—	56,929	1,057
Securitization of the MUFG Group’s assets	2,133,087	—	26,200	2,105,666	1,221
Trust arrangements	970,437	965,003	—	—	5,434
Others	124,239	—	89,390	34,661	188

Total	¥9,082,132	¥965,003	¥4,869,063	¥2,580,748	¥667,318

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated VIEs	Consolidated assets
At March 31, 2013:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,641,295	¥25,520	¥72,968	¥966	¥601,444	¥4,927,509	¥12,888
Investment funds	2,567,049	47,176	18,113	2,322,430	8,643	173	170,514
Special purpose entities created for structured financing	175,627	1,427	2,188	—	—	156,903	15,109
Repackaged instruments	56,902	—	—	54,154	—	2,748	—
Securitization of the MUFG Group’s assets	1,756,940	—	—	—	—	1,720,066	36,874
Trust arrangements	1,006,961	—	3,601	277	91,707	909,146	2,230
Others	100,013	295	681	—	85	64,948	34,004

Total	¥11,304,787	¥74,418	¥97,551	¥2,377,827	¥701,879	¥7,781,493	¥271,619

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,645,471	¥—	¥4,868,648	¥330,171	¥446,652
Investment funds	232,533	—	1,348	12,246	218,939
Special purpose entities created for structured financing	173,928	—	5,241	166,810	1,877
Repackaged instruments	57,452	—	—	56,236	1,216
Securitization of the MUFG Group’s assets	1,741,837	—	25,000	1,715,823	1,014
Trust arrangements	1,003,916	1,001,815	—	—	2,101
Others	99,505	—	64,216	35,143	146

Total	¥8,954,642	¥1,001,815	¥4,964,453	¥2,316,429	¥671,945

The assets and liabilities of consolidated VIEs presented in the table above include intercompany transactions between consolidated VIEs and the MUFG Group, the primary beneficiary. In consolidation, the amounts of assets eliminated were ¥52,669 million of Cash and due from banks, ¥51,841 million of Interest-earning deposits in other banks, ¥3,050 million of Trading account assets, ¥9 million of Investment securities, ¥923,508 million of Loans and ¥53,430 million of All other assets at March 31, 2012, and ¥71,726 million of Cash and due from banks, ¥71,464 million of Interest-earning deposits in other banks, ¥1,237 million of Trading account assets, ¥6 million of Investment securities, ¥966,616 million of Loans and ¥16,641 million of All other assets at March 31, 2013. The amounts of liabilities eliminated were ¥3,104,796 million of Other short-term borrowings, ¥1,183,281 million of Long-term debt and ¥16,080 million of All other liabilities at March 31, 2012, and ¥3,078,982 million of Other short-term borrowings, ¥1,146,963 million of Long-term debt and ¥26,036 million of All other liabilities at March 31, 2013.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2012 and 2013:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2012:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥9,565,475	¥2,425,746	¥1,798,190	¥12,460	¥207,361	¥1,578,369	¥—	¥—	¥—
Investment funds	2,423,629	291,889	283,273	12,261	91,220	179,792	—	—	—
Special purpose entities created for structured financing	17,110,493	2,431,871	2,044,138	72,140	41,510	1,928,409	2,079	—	—
Repackaged instruments	13,362,168	1,199,028	1,154,691	48,851	769,109	336,731	—	—	—
Trust arrangements	23,451	24,875	23,940	—	—	23,940	—	5,919	5,919
Others	17,578,176	1,658,832	1,341,960	4,917	291,283	1,045,760	—	524	524

Total	¥60,063,392	¥8,032,241	¥6,646,192	¥150,629	¥1,400,483	¥5,093,001	¥2,079	¥6,443	¥6,443

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2013:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥12,926,458	¥3,072,591	¥2,256,903	¥3,384	¥363,521	¥1,889,998	¥—	¥—	¥—
Investment funds	25,517,222	744,935	634,662	168,580	149,036	317,046	—	1,186	1,186
Special purpose entities created for structured financing	20,978,132	3,048,178	2,346,557	136,118	85,254	2,124,202	983	466	466
Repackaged instruments	13,097,513	1,638,067	1,546,726	106,661	1,181,828	258,237	—	—	—
Trust arrangements	14,866	13,589	12,740	—	—	12,740	—	5,739	5,739
Others	29,381,902	2,174,939	1,714,409	66,563	286,937	1,353,826	7,083	99	99

Total	¥101,916,093	¥10,692,299	¥8,511,997	¥481,306	¥2,066,576	¥5,956,049	¥8,066	¥7,490	¥7,490

Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liability held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Special Purpose Entities Created for Structured Financing

This category primarily comprises the following:

Leveraged Leasing Vehicles

These entities are established to raise funds to purchase or build equipment and machinery including, among others, commercial vessels, passenger and cargo aircraft, and production equipment for the purpose of leasing them to lessees who use the equipment and machinery as part of their business operations. These entities typically take the form of a limited partnership or a special purpose company where they fund their purchases of equipment and machinery via senior and subordinate financing. In some cases, the entities are funded only by senior financing or there is a guarantee provided to the senior financing by parties unrelated to those providing the senior financing. In most cases, the MUFG Group participates in the senior financing and does not participate in the subordinate financing or provide guarantees. Generally, because the MUFG Group’s participation in these entities is only to provide financing, it does not have the power to direct the activities of the entities that most significantly impact the economic performance of the entities. Therefore, the MUFG Group does not consider itself to be the primary beneficiary of these entities and does not consolidate them, except for limited circumstances where the MUFG Group is directly involved with the structuring of the transaction and has the power to direct the activities of the entities that most significantly impact the economic performance of the entities.

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

Repackaged Instruments

This category primarily comprises the following:

Investments in Financially-Engineered Products

The MUFG Group is involved in special purpose entities that have been established to issue financial products through the engineering and repackaging of existing financial instruments, such as collateralized debt obligations (“CDOs”) and synthetic CDOs. These special purpose entities are considered as VIEs because the holders of equity investment at risks do not have the power to direct the activities that most significantly impact the economic performance. These special purpose entities are generally arranged and managed by parties that are not related to the MUFG Group. The MUFG Group’s involvement with the entities arranged and managed by third parties is for investment purposes. In these cases, the MUFG Group participates as one of many other investors and the MUFG Group typically holds investments in senior tranches or tranches with high credit ratings. Therefore, the MUFG Group does not have the power to direct activities of the entities that most significantly impact the entities’ economic performance, and thus is not considered as the primary beneficiary of these entities and does not consolidate these entities.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.    COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The MUFG Group leases certain technology systems, office space and equipment under noncancelable agreements expiring through the fiscal year 2046.

Future minimum rental commitments for noncancelable leases at March 31, 2013 were as follows:

	Capitalized leases	Operating leases
	(in millions)
Fiscal year ending March 31:
2014	¥9,753	¥77,307
2015	6,675	64,904
2016	3,666	56,692
2017	2,345	52,653
2018	978	49,154
2019 and thereafter	5,027	370,462

Total minimum lease payments	28,444	¥671,172

Amount representing interest	(2,805)

Present value of minimum lease payments	¥25,639

Total rental expense for the fiscal years ended March 31, 2011, 2012 and 2013 was ¥109,471 million, ¥97,105 million and ¥99,817 million, respectively.

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

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥99,437 million and ¥77,640 million as of March 31, 2012 and 2013, respectively. The expenses recognized relating to the allowance are shown as Provision (reversal) for repayment of excess interest in the accompanying consolidated statements of income. For the fiscal years ended March 31, 2011, 2012 and 2013, an MUFG’s equity method investee had a negative impact of ¥96,399 million, ¥19,326 million and ¥17,014 million, respectively, on Equity in earnings (losses) of equity method investees—net in the accompanying consolidated statements of income.

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

25.    FEES AND COMMISSIONS INCOME

Details of fees and commissions income for the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	2011	2012	2013
	(in millions)
Trust fees	¥100,519	¥95,037	¥92,525
Fees on funds transfer and service charges for collections	142,459	139,840	137,338
Fees and commissions on international business	58,462	57,688	58,905
Fees and commissions on credit card business	146,570	149,946	149,671
Service charges on deposits	22,169	18,216	16,727
Fees and commissions on securities business	138,868	128,436	155,983
Fees on real estate business	22,593	23,610	28,041
Insurance commissions	27,466	33,686	33,472
Fees and commissions on stock transfer agency services	51,926	49,283	49,137
Guarantee fees	64,347	58,393	55,427
Fees on investment funds business	130,402	126,601	130,006
Other fees and commissions	222,577	219,227	253,642

Total	¥1,128,358	¥1,099,963	¥1,160,874

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

Net trading gains for the fiscal years ended March 31, 2011, 2012 and 2013 were comprised of the following:

	2011	2012	2013
	(in millions)
Interest rate and other derivative contracts	¥(3,095)	¥77,698	¥(82,684)
Trading account securities, excluding derivatives	137,000	589,587	652,960

Trading account profits—net	133,905	667,285	570,276
Foreign exchange derivative contracts(1)	79,840	(94,853)	(94,223)

Net trading gains	¥213,745	¥572,432	¥476,053

Note:

(1)	Gains (losses) on foreign exchange derivative contracts are included in Foreign exchange gains (losses)—net in the accompanying consolidated statements of income. Foreign exchange gains (losses)—net in the accompanying consolidated statements of income are also comprised of foreign exchange gains (losses) other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

For further information on the methodologies and assumptions used to estimate fair value, see Note 29, which also shows fair values of trading account securities by major category. Note 21 discloses further information regarding the derivative-related impact on Trading account profits—net by major category.

27.	BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the accompanying consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income before income tax expense under U.S. GAAP.

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

Integrated Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities business. Through the integration of these business lines, diverse financial products and services are provided to the MUFG Group’s corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of the MUFG Group’s corporate clients.

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

Global Markets—Covers asset and liability management and strategic investment of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of net revenue among business segments is also reflected in Other.

Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.

Effective April 1, 2012, in order to integrate the managerial accounting methodology amongst group companies, the MUFG Group changed some MUFG Group’s managerial accounting methodologies such as redefining items to be included in Operating profit (loss), which mainly affected the Integrated Retail Banking Business Group. These changes result in a decrease in operating profit of ¥16.7 billion and ¥16.3 billion for the fiscal years ended March 31, 2011 and 2012, respectively.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective July 1, 2012, the Integrated Global Business Group and Global Markets started working jointly on some of the sales and trading businesses of MUSHD’s foreign subsidiaries as part of the MUFG Group’s efforts to strengthen the cooperation between BTMU and MUSHD of their markets businesses and to expand investor relationships while improving the MUFG Group’s trading capabilities to seize interest rate and foreign exchange market opportunities for loans and corporate bond transactions. Accordingly, during the year ended March 31, 2013, the MUFG Group began reporting a portion of the securities sales and trading businesses, which previously was presented within the Integrated Global Business Group, as part of Global Markets.

The table set forth below has been reclassified to enable comparisons between the relevant amounts for the fiscal years ended March 31, 2011, 2012 and 2013, respectively:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than UNBC	UNBC	Total
	(in billions)
Fiscal year ended March 31, 2011:
Net revenue:	¥1,302.2	¥883.7	¥148.2	¥310.6	¥267.2	¥577.8	¥587.7	¥11.2	¥3,510.8
BTMU and MUTB:	602.5	783.3	59.5	237.4	—	237.4	624.5	5.0	2,312.2
Net interest income	498.1	419.7	—	105.2	—	105.2	337.3	26.4	1,386.7
Net fees	94.2	312.7	59.5	104.9	—	104.9	(14.6)	(24.2)	532.5
Other	10.2	50.9	—	27.3	—	27.3	301.8	2.8	393.0
Other than BTMU and MUTB(1)	699.7	100.4	88.7	73.2	267.2	340.4	(36.8)	6.2	1,198.6
Operating expenses	953.5	460.9	87.8	176.6	173.3	349.9	130.5	149.9	2,132.5

Operating profit (loss)	¥348.7	¥422.8	¥60.4	¥134.0	¥93.9	¥227.9	¥457.2	¥(138.7)	¥1,378.3

Fiscal year ended March 31, 2012:
Net revenue:	¥1,225.9	¥865.3	¥140.1	¥365.7	¥252.0	¥617.7	¥726.8	¥5.3	¥3,581.1
BTMU and MUTB:	581.8	772.8	55.7	285.5	—	285.5	644.7	3.8	2,344.3
Net interest income	467.3	400.2	—	127.0	—	127.0	309.0	38.8	1,342.3
Net fees	104.8	308.2	55.7	122.6	—	122.6	(16.4)	(31.6)	543.3
Other	9.7	64.4	—	35.9	—	35.9	352.1	(3.4)	458.7
Other than BTMU and MUTB(1)	644.1	92.5	84.4	80.2	252.0	332.2	82.1	1.5	1,236.8
Operating expenses	911.2	446.2	87.3	195.4	173.0	368.4	126.1	163.4	2,102.6

Operating profit (loss)	¥314.7	¥419.1	¥52.8	¥170.3	¥79.0	¥249.3	¥600.7	¥(158.1)	¥1,478.5

Fiscal year ended March 31, 2013:
Net revenue:	¥1,206.5	¥856.6	¥138.8	¥466.8	¥288.5	¥755.3	¥761.6	¥(2.3)	¥3,716.5
BTMU and MUTB:	560.2	760.5	55.4	357.6	—	357.6	654.3	(18.1)	2,369.9
Net interest income	427.7	378.1	—	180.0	—	180.0	261.1	50.6	1,297.5
Net fees	124.0	318.8	55.4	141.6	—	141.6	(19.2)	(38.2)	582.4
Other	8.5	63.6	—	36.0	—	36.0	412.4	(30.5)	490.0
Other than BTMU and MUTB(1)	646.3	96.1	83.4	109.2	288.5	397.7	107.3	15.8	1,346.6
Operating expenses	912.6	439.9	88.3	245.8	205.4	451.2	140.5	176.4	2,208.9

Operating profit (loss)	¥293.9	¥416.7	¥50.5	¥221.0	¥83.1	¥304.1	¥621.1	¥(178.7)	¥1,507.6

Note:
(1)	Includes MUFG and its subsidiaries other than BTMU and MUTB.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of operating profit under the internal management reporting system for the fiscal years ended March 31, 2011, 2012 and 2013 above to income before income tax expense shown on the accompanying consolidated statements of income is as follows:

	2011	2012	2013
	(in billions)
Operating profit:	¥1,378	¥1,479	¥1,508
Provision for credit losses	(292)	(224)	(145)
Trading account profits (losses)—net	(70)	372	285
Equity investment securities gains (losses)—net	8	(95)	(22)
Debt investment securities losses—net	(105)	(153)	(153)
Foreign exchange gains (losses)—net	146	21	(53)
Equity in earnings (losses) of equity method investees—net	(113)	(499)	60
Impairment of intangible assets	(27)	(31)	(3)
Provision for repayment of excess interest	(86)	—	—
Other—net	(17)	(20)	(61)

Income before income tax expense	¥822	¥850	¥1,416

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Generally, interest rates with respect to funds borrowed and loaned between domestic and foreign operations are based on prevailing money market rates appropriate for the transactions. In general, the MUFG Group has allocated all direct expenses and a proportionate share of general and administrative expenses to income derived from foreign loans and other transactions by the MUFG Group’s foreign operations. The following table sets forth estimated total assets at March 31, 2011, 2012 and 2013, and estimated total revenue, total expense, income (loss) before income tax expense (benefit) and net income (loss) attributable to Mitsubishi UFJ Financial Group for the respective fiscal years then ended:

	Domestic	Foreign				Total
	Japan	United States of America	Europe	Asia/Oceania excluding Japan	Other areas(1)
	(in millions)
Fiscal year ended March 31, 2011:
Total revenue(2)	¥2,969,012	¥431,095	¥238,658	¥470,868	¥135,333	¥4,244,966
Total expense(3)	2,782,950	266,549	130,533	238,735	4,387	3,423,154
Income before income tax expense	186,062	164,546	108,125	232,133	130,946	821,812
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(103,003)	162,687	90,032	193,422	109,507	452,645
Total assets at end of fiscal year	145,778,973	23,470,398	17,044,207	10,908,164	5,648,501	202,850,243
Fiscal year ended March 31, 2012:
Total revenue(2)(4)	¥2,936,875	¥192,775	¥290,482	¥450,651	¥165,749	¥4,036,532
Total expense(3)	2,438,729	284,557	151,077	223,253	88,974	3,186,590
Income (loss) before income tax expense (benefit)	498,146	(91,782)	139,405	227,398	76,775	849,942
Net income (loss) attributable to Mitsubishi UFJ Financial Group	163,334	(119,829)	113,593	192,753	66,380	416,231
Total assets at end of fiscal year	148,702,461	28,457,027	18,620,484	12,410,540	7,012,002	215,202,514
Fiscal year ended March 31, 2013:
Total revenue(2)	¥3,016,008	¥426,377	¥256,495	¥585,474	¥211,076	¥4,495,430
Total expense(3)	2,248,856	327,565	160,061	268,349	74,728	3,079,559
Income before income tax expense	767,152	98,812	96,434	317,125	136,348	1,415,871
Net income attributable to Mitsubishi UFJ Financial Group	499,125	95,565	78,442	274,951	121,041	1,069,124
Total assets at end of fiscal year	151,999,696	30,730,705	23,224,502	15,938,673	8,665,700	230,559,276

Notes:

(1)	Other areas primarily include Canada, Latin America, the Caribbean and the Middle East.
(2)	Total revenue is comprised of Interest income and Non-interest income.
(3)	Total expense is comprised of Interest expense, Provision for credit losses and Non-interest expense.
(4)	For the fiscal year ended March 31, 2012, Total revenue of United States of America includes an other-than-temporary impairment loss of Morgan Stanley’s common stock. See Note 2 for further details of an other-than-temporary impairment loss of Morgan Stanley’s common stock.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is an analysis of certain asset and liability accounts related to foreign activities at March 31, 2012 and 2013:

	2012	2013
	(in millions)
Cash and due from banks	¥380,452	¥676,833
Interest-earning deposits in other banks	4,545,991	3,830,923

Total	¥4,926,443	¥4,507,756

Trading account assets	¥24,433,087	¥28,450,804

Investment securities	¥5,087,060	¥6,960,616

Loans—net of unearned income, unamortized premiums and deferred loan fees	¥24,119,872	¥29,174,592

Deposits	¥24,589,627	¥29,317,297

Funds borrowed:
Call money, funds purchased	¥364,044	¥254,796
Payables under repurchase agreements	5,767,721	6,857,970
Payables under securities lending transactions	72,327	77,428
Other short-term borrowings	1,859,186	2,531,308
Long-term debt	2,943,884	2,847,585

Total	¥11,007,162	¥12,569,087

Trading account liabilities	¥5,276,219	¥7,012,658

29.    FAIR VALUE

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance on fair value measurements also specifies a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable inputs, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is specified by the guidance:

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

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The MUFG Group has an established and documented process for determining fair values in accordance with the guidance. When available, quoted prices are used to determine fair value. If quoted prices are not

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

available, fair value is based upon valuation techniques that use observable or unobservable inputs. The fair values of liabilities are determined by discounting future cash flows at a rate which incorporates the MUFG Group’s own creditworthiness. In addition, valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk and model risk.

The following section describes the valuation techniques used by the MUFG Group to measure fair values of certain financial instruments. The discussion includes the general classification of such financial instruments in accordance with the fair value hierarchy, a brief explanation of the valuation techniques, the significant inputs to those valuation techniques, and any additional significant assumptions.

Interest-earning Deposits in Other Banks

Cash flows are estimated based on the terms of the contracts and discounted using the market interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation technique are readily observable, these deposits are classified in Level 2 of the fair value hierarchy.

Receivables Under Resale Agreements

Certain receivables under resale agreements are measured at fair value upon election of the fair value option and fair value is measured using discounted cash flows. Cash flows are estimated based on the terms of the contracts and discounted using the market interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. These receivables are classified in Level 2 of the fair value hierarchy.

Trading Account Assets and Liabilities—Trading Account Securities

When quoted prices are available in an active market, the MUFG Group uses quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Examples of Level 1 securities include certain Japanese and foreign government bonds, and marketable equity securities.

When quoted prices are available but the securities are not traded in active markets, such securities are classified in Level 2 of the fair value hierarchy. These securities include certain Japanese government agency bonds, Japanese prefectural and municipal bonds, foreign governments and official institutions bonds, corporate bonds, residential mortgage-backed securities and equity securities.

When quoted prices are not available, the MUFG Group estimates fair values by using internal valuation techniques, quoted prices of securities with similar characteristics or non-binding prices obtained from independent pricing vendors. Such securities include certain commercial papers, corporate bonds, asset-backed securities and residential mortgage-backed securities. For commercial papers, the MUFG Group estimates fair value using discounted cash flows. The cash flows are estimated in accordance with the terms of contracts and discounted using a discount rate based on yield curve estimated from market interest rates appropriate to the securities. Commercial paper is generally classified in Level 2 of the fair value hierarchy. For corporate bonds, the MUFG Group estimates fair value by using the internal valuation technique. Key inputs to the internal valuation technique include estimated cash flows based on the terms of the contracts, yield curves based on market interest rates and volatilities. Corporate bonds which are valued using internal valuation techniques are generally classified in Level 2 of the fair value hierarchy. If any such key inputs are unobservable, they are classified in Level 3 of the fair value hierarchy. Certain investments in funds valued at net assets value are classified in Level 2 if they can be redeemed at their net asset value at the measurement date.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When there is less liquidity for securities or significant inputs used in the fair value measurements are unobservable, such securities are classified in Level 3 of the fair value hierarchy. Examples of such Level 3 securities include CLOs backed by general corporate loans, which are classified in asset-backed securities. The fair value of CLOs is measured by weighting the estimated fair value amounts from internal valuation techniques and the non-binding quotes from the independent broker-dealers. The weight of the independent broker-dealer quote is determined based on the result of inquiries to the broker-dealers for their basis of the fair value calculation with consideration of level of activity, such as latest trade date and transaction volume of the market. Key inputs to the internal valuation techniques include projected cash flows through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX (which is an index of loan credit default swaps), repayment rates and discount rates reflecting liquidity premiums based on historical market data.

Trading Account Assets and Liabilities—Derivatives

Exchange-traded derivatives valued using quoted prices are classified in Level 1 of the fair value hierarchy. Examples of Level 1 derivatives include stock futures index and interest rate futures. However, the majority of the derivative contracts entered into by the MUFG Group are traded over-the-counter and valued using valuation techniques as there are no quoted prices for such derivatives. The valuation techniques and inputs vary depending on the types and contractual terms of the derivatives. The principal valuation techniques used to value derivatives include discounted cash flows, the Black-Scholes model and the Hull-White model. The key inputs include interest rate yield curve, foreign currency exchange rate, volatility, credit quality of the counterparty or the MUFG Group and spot price of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are generally readily observable from an active market. Derivatives valued using such valuation techniques and inputs are generally classified in Level 2 of the fair value hierarchy. Examples of such Level 2 derivatives include plain-vanilla interest rate swaps, foreign currency forward contracts and currency option contracts.

Derivatives that are valued using valuation techniques with significant unobservable inputs are classified in Level 3 of the fair value hierarchy. Examples of Level 3 derivatives include long-term interest rate or currency swaps and certain credit derivatives, where significant inputs such as volatility, credit curves and correlation of such inputs are unobservable.

Investment Securities

Investment securities include available for sale debt and equity securities, whose fair values are measured using the same valuation techniques as the trading securities described above except for certain private placement bonds issued by Japanese non-public companies. Fair values of private placement bonds issued by Japanese non-public companies are measured based on discounted cash flow method using discount rates applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. Credit risk of issuers is reflected in the future cash flows being discounted by the interest rates applicable to the maturity of the bonds. The private placement bonds are generally utilized to finance medium or small size non-public companies. These bonds are classified in either Level 2 or Level 3 of the fair value hierarchy, depending on the significance of the adjustments for unobservable input of credit worthiness. Investment securities also include investments in nonmarketable equity securities which are subject to specialized industry accounting principles. The valuation of such nonmarketable equity securities involves significant management judgment due to the absence of quoted prices, lack of liquidity and the long-term nature of these investments. Further, there may be restriction on transfers of nonmarketable equity securities. The MUFG Group values such securities initially at transaction price and subsequently adjusts such valuations, considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of the investee company. Nonmarketable equity securities are included in Level 3 of the fair value hierarchy.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Assets

Other assets measured at fair value mainly consist of securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivatives designated as hedging instruments. The securities received as collateral under lending transactions mainly consist of certain Japanese and foreign government bonds which are valued using the valuation techniques described in the “Trading Accounts Assets and Liabilities—Trading Account Securities” above.

Money in trust for segregating cash deposited by customers on security transactions mainly consists of certain Japanese government bonds which are valued using the valuation techniques described in the “Trading Account Assets and Liabilities—Trading Account Securities” above and is included in Level 1 or Level 2 of the fair value hierarchy depending on the component assets.

The fair values of derivatives designated as hedging instruments are measured using the valuation techniques described in the “Trading Account Assets and Liabilities—Derivatives” above.

Obligations to Return Securities Received as Collateral

Obligations to return securities received as collateral under securities lending transactions are measured at fair values of securities received as collateral. The securities received as collateral consist primarily of certain Japanese and foreign government bonds, whose fair values are measured using the valuation techniques described in the “Trading Account Assets and Liabilities—Trading Account Securities” above.

Other Short-term Borrowings and Long-term Debt

Certain short-term borrowings and long-term debt are measured at fair values due to election of the fair value option. The fair value of these instruments are measured principally based on the discounted cash flows. Where the inputs into the valuation technique are mainly based on observable inputs, these instruments are classified in Level 2 of the fair value hierarchy. Where significant inputs are unobservable, they are classified in Level 3 of the fair value hierarchy.

Market Valuation Adjustments

Counterparty credit risk adjustments are made to certain financial assets such as over-the-counter derivatives. As not all counterparties have the same credit rating, it is necessary to take into account the actual credit rating of a counterparty to arrive at the fair value. In addition, the counterparty credit risk adjustment takes into account the effect of credit risk mitigation such as pledged collateral and legal right of offsets with the counterparty.

For own credit risk adjustments, the MUFG Group takes into consideration all the facts and circumstances, including its own credit rating, the difference between its funding rate and market interest rate, and the existence of collateralization or netting agreements. As a result of these analyses, the MUFG Group considered that own credit risk adjustments for financial liabilities were not material.

Liquidity adjustments are applied mainly to the instruments classified in Level 3 of fair value hierarchy when recent prices of such instruments are unobservable or traded in inactive or less active markets. The liquidity adjustments are based on the facts and circumstances of the markets including the availability of external quotes and the time since the latest available quote.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Model valuation adjustments such as unobservable parameter valuation adjustments may be provided when the fair values of instruments are determined based on internally developed valuation techniques. Examples of such adjustments include adjustments to the model price of certain derivatives where parameters such as correlation are unobservable. Unobservable parameter valuation adjustments are applied to mitigate the possibility of error in the model-based estimated value.

Investments in Certain Entities That Calculate Net Asset Value per Share

The MUFG Group has interests in investment funds mainly hedge funds, private equity funds, and real estate funds that are measured at fair value on a recurring or nonrecurring basis.

Hedge funds are primarily multi-disciplinary hedge funds that employ a fundamental bottom-up investment approach across various asset classes and strategies. The MUFG Group’s investments in hedge funds are generally redeemable on a monthly-quarterly basis with 30-90 days advance notice.

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

Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. These investments are generally not redeemable with the funds. Distributions from each fund will be received as the underlying investments of the funds are liquidated. It is estimated that the underlying assets of the funds would be liquidated within a four-year period.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2012 and 2013:

	March 31, 2012
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥17,002,246	¥5,316,198	¥1,076,657	¥23,395,101
Debt securities
Japanese national government and Japanese government agency bonds	3,519,918	167,661	—	3,687,579
Japanese prefectural and municipal bonds	—	113,798	—	113,798
Foreign governments and official institutions bonds	9,009,412	1,581,343	149,731	10,740,486
Corporate bonds	—	1,736,774	501,895	2,238,669
Residential mortgage-backed securities	3,548,998	304,413	10,124	3,863,535
Asset-backed securities	—	52,576	395,198	447,774
Other debt securities	—	10,725	—	10,725
Commercial paper	—	947,451	—	947,451
Equity securities(2)	923,918	401,457	19,709	1,345,084
Trading derivative assets	48,335	11,424,275	85,534	11,558,144
Interest rate contracts	9,558	9,038,950	14,920	9,063,428
Foreign exchange contracts	212	2,192,691	66,264	2,259,167
Equity contracts	15,987	39,877	2,617	58,481
Commodity contracts	22,578	98,424	939	121,941
Credit derivatives	—	54,333	794	55,127
Investment securities:
Securities available for sale	51,896,943	4,170,071	1,673,387	57,740,401
Debt securities
Japanese national government and Japanese government agency bonds	47,880,896	1,001,767	—	48,882,663
Japanese prefectural and municipal bonds	—	180,778	—	180,778
Foreign governments and official institutions bonds	699,034	141,473	130,720	971,227
Corporate bonds	—	1,066,068	1,460,489	2,526,557
Residential mortgage-backed securities	—	1,116,234	22,351	1,138,585
Commercial mortgage-backed securities	—	94,528	3,802	98,330
Asset-backed securities	—	447,574	54,947	502,521
Other debt securities	—	—	964	964
Marketable equity securities	3,317,013	121,649	114	3,438,776
Other investment securities	—	1,111	32,321	33,432
Others(3)(4)	588,753	218,652	10,368	817,773

Total	¥69,536,277	¥21,130,307	¥2,878,267	¥93,544,851

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥172,000	¥2,018	¥—	¥174,018
Trading derivative liabilities	112,961	11,567,211	112,992	11,793,164
Interest rate contracts	32,546	8,969,752	59,824	9,062,122
Foreign exchange contracts	105	2,415,311	42,357	2,457,773
Equity contracts	58,413	56,424	9,636	124,473
Commodity contracts	21,897	76,044	777	98,718
Credit derivatives	—	49,680	398	50,078
Obligation to return securities received as collateral	3,441,984	197,854	—	3,639,838
Others(5)	—	428,460	43,536	471,996

Total	¥3,726,945	¥12,195,543	¥156,528	¥16,079,016

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2013
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥15,613,802	¥9,935,591	¥631,113	¥26,180,506
Debt securities
Japanese national government and Japanese government agency bonds	4,420,457	182,098	—	4,602,555
Japanese prefectural and municipal bonds	—	129,974	—	129,974
Foreign governments and official institutions bonds	9,983,023	2,144,396	96,255	12,223,674
Corporate bonds	—	2,729,892	77,089	2,806,981
Residential mortgage-backed securities	—	3,220,036	9,881	3,229,917
Asset-backed securities	—	80,447	396,071	476,518
Other debt securities	—	11,597	29,526	41,123
Commercial paper	—	1,129,508	—	1,129,508
Equity securities(2)	1,210,322	307,643	22,291	1,540,256
Trading derivative assets	52,242	14,520,461	73,175	14,645,878
Interest rate contracts	6,770	11,175,763	31,794	11,214,327
Foreign exchange contracts	511	3,171,002	21,131	3,192,644
Equity contracts	34,062	53,874	15,735	103,671
Commodity contracts	10,899	59,075	3,628	73,602
Credit derivatives	—	60,747	887	61,634
Investment securities:
Securities available for sale	52,347,228	6,024,714	472,127	58,844,069
Debt securities
Japanese national government and Japanese government agency bonds	48,069,738	1,410,216	—	49,479,954
Japanese prefectural and municipal bonds	—	217,075	—	217,075
Foreign governments and official institutions bonds	319,176	248,398	148,722	716,296
Corporate bonds	—	1,830,100	92,846	1,922,946
Residential mortgage-backed securities	—	1,202,128	21,492	1,223,620
Commercial mortgage-backed securities	—	269,343	39	269,382
Asset-backed securities	—	708,428	102,250	810,678
Other debt securities	—	—	106,714	106,714
Marketable equity securities	3,958,314	139,026	64	4,097,404
Other investment securities	—	1,105	24,795	25,900
Others(3)(4)	455,012	134,569	8,418	597,999

Total	¥68,468,284	¥30,616,440	¥1,209,628	¥100,294,352

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥72,756	¥6,057	¥—	¥78,813
Trading derivative liabilities	124,431	14,672,597	93,641	14,890,669
Interest rate contracts	43,946	11,126,837	34,044	11,204,827
Foreign exchange contracts	274	3,390,222	37,937	3,428,433
Equity contracts	67,551	49,312	14,354	131,217
Commodity contracts	12,660	46,753	4,432	63,845
Credit derivatives	—	59,473	2,874	62,347
Obligation to return securities received as collateral	2,887,425	147,122	—	3,034,547
Others(5)	—	431,773	121,932	553,705

Total	¥3,084,612	¥15,257,549	¥215,573	¥18,557,734

Notes:

(1)	Includes securities under fair value option.
(2)	Includes investments valued at net asset value of ¥124,627 million and ¥38,959 million at March 31, 2012 and 2013, respectively. The unfunded commitments related to these investments at March 31, 2012 and 2013 were ¥5,841 million and ¥8,644 million, respectively. These investments were mainly hedge funds.
(3)	Mainly comprised of receivables under resale agreements, securities received as collateral under lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivatives designated as hedging instruments.
(4)	Includes investments valued at net asset value of real estate funds, hedge funds and private equity funds, whose fair values at March 31, 2012 were ¥6,046 million, ¥4,724 million and ¥3,182 million, respectively, and those at March 31, 2013 were ¥4,276 million, ¥3,189 million and ¥2,943 million, respectively. The amounts of unfunded commitments related to these real estate funds, hedge funds and private equity funds at March 31, 2012 were ¥1,589 million, ¥1,743 million and ¥2,125 million, respectively, and those at March 31, 2013 were nil, ¥1,221 million and ¥2,028 million, respectively.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers Between Level 1 and Level 2

During the fiscal year ended March 31, 2012, the transfers between Level 1 and Level 2 were not significant.

During the fiscal year ended March 31, 2013, the transfers between Level 1 and Level 2 were as follows:

	Fiscal year ended March 31, 2013
	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)
	(in millions)
Assets
Trading account assets:
Trading securities
Debt securities
Japanese national government and Japanese government agency bonds	¥—	¥10,717
Foreign governments and official institutions bonds	—	1,289
Residential mortgage-backed securities	3,247,522	—
Equity securities	5,308	—
Investment securities:
Securities available for sale
Debt securities
Foreign governments and official institutions bonds	413,515	—
Marketable equity securities	19,026	13,737

Note:

(1)	All transfers between Level 1 and Level 2 were assumed to have occurred at the beginning of the first-half or the second-half of the fiscal year.

In general, the transfers from Level 1 into Level 2 represented securities whose fair values were measured at quoted prices in active markets at the beginning of the period but such quoted prices were not available at the end of the period. The transfers from Level 2 into Level 1 represented securities for which quoted prices in active markets became available at the end of the period even though such quoted prices were not available at the beginning of the period. For the first-half of the fiscal year ended March 31, 2013, certain residential mortgage-backed securities which are accounted for as trading securities were transferred from Level 1 to Level 2 based on an analysis of the current market activity. A certain subsidiary, based on its analysis, transferred its U.S. government sponsored agency securities, which are accounted for as Securities available for sale, from Level 1 to Level 2.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2012 and 2013. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable input (that is, input that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

	March 31, 2011	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfer into Level 3(5)		Transfer out of Level 3(5)		March 31, 2012	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2012
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,137,411	¥12,230	(2)	¥—	¥651,440	¥—	¥(439,127)	¥(362,779)	¥138,929		¥(61,447)		¥1,076,657	¥7,412	(2)
Debt securities
Foreign governments and official institutions bonds	115,557	10,062		—	180,506	—	(143,431)	(38,654)	25,691		—		149,731	3,385
Corporate bonds	554,364	4,595		—	182,004	—	(72,379)	(224,908)	113,206	(6)	(54,987	)(6)	501,895	3,526
Residential mortgage-backed securities	53,688	(2,041)		—	30,362	—	(65,705)	(6,180)	—		—		10,124	(44)
Commercial mortgage-backed securities	39,076	(2,412)		—	3,590	—	(37,502)	(2,752)	—		—		—	—
Asset-backed securities	353,835	(499)		—	254,096	—	(116,052)	(89,722)	—		(6,460)		395,198	(260)
Equity securities	20,891	2,525		—	882	—	(4,058)	(563)	32		—		19,709	805
Trading derivatives—net	(36,851)	(19,907	)(2)	2,305	293	(2,894)	—	(25,587)	69,757		(14,574)		(27,458)	(27,094	)(2)
Interest rate contracts—net	(59,958)	16,410		(92)	—	(22)	—	(7,110)	6,692		(824)		(44,904)	12,483
Foreign exchange contracts—net	32,911	(42,595)		2,372	278	(2,850)	—	(17,335)	64,141		(13,015)		23,907	(43,490)
Equity contracts—net	(10,481)	6,030		33	—	(5)	—	(1,260)	(1,336)		—		(7,019)	4,502
Commodity contracts—net	979	(131)		—	15	(17)	—	(31)	82		(735)		162	(149)
Credit derivatives—net	(302)	379		(8)	—	—	—	149	178		—		396	(440)
Investment securities:
Securities available for sale	2,203,312	4,491	(3)	(1,999)	268,123	—	(39,480)	(723,693)	193,510		(230,877)		1,673,387	(9,983	)(3)
Debt securities
Japanese prefectural and municipal bonds	1,054	3		(2)	—	—	—	(1,055)	—		—		—	—
Foreign governments and official institutions bonds	130,409	(229)		2,258	3,660	—	(92)	(5,286)	—		—		130,720	(65)
Corporate bonds	2,007,972	4,984		(2,421)	185,960	—	(39,120)	(659,580)	193,510	(6)	(230,816	)(6)	1,460,489	(9,732)
Residential mortgage-backed securities	23,783	(24)		66	3,000	—	(206)	(4,268)	—		—		22,351	(2)
Commercial mortgage-backed securities	8,147	127		343	—	—	—	(4,815)	—		—		3,802	—
Asset-backed securities	30,792	(374)		(2,249)	75,467	—	—	(48,689)	—		—		54,947	(191)
Other debt securities	960	4		—	—	—	—	—	—		—		964	7
Marketable equity securities	195	—		6	36	—	(62)	—	—		(61)		114	—
Other investment securities	35,908	(1,897	)(4)	(68)	4,102	—	(5,289)	(16)	—		(419)		32,321	(1,537	)(4)
Others	15,303	(1,353	)(4)	—	698	—	(1)	(11)	—		(4,268)		10,368	(1,361	)(4)

Total	¥3,355,083	¥(6,436)		¥238	¥924,656	¥(2,894)	¥(483,897)	¥(1,112,086)	¥402,196		¥(311,585)		¥2,765,275	¥(32,563)

Liabilities
Others	¥18,183	¥(42,231	)(4)	¥6,864	¥—	¥6,220	¥—	¥(17,450)	¥1,640		¥(424)		¥43,536	¥(34,071	)(4)

Total	¥18,183	¥(42,231)		¥6,864	¥—	¥6,220	¥—	¥(17,450)	¥1,640		¥(424)		¥43,536	¥(34,071)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2012	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfer into Level 3(5)	Transfer out of Level 3(5)		March 31, 2013	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at March 31, 2013
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,076,657	¥77,239	(2)	¥—	¥518,698	¥—	¥(360,580)	¥(378,767)	¥49,521	¥(351,655)		¥631,113	¥64,764	(2)
Debt securities
Foreign governments and official institutions bonds	149,731	19,142		—	179,907	—	(205,581)	(24,043)	23,202	(46,103)		96,255	11,831
Corporate bonds	501,895	3,354		—	55,147	—	(2,089)	(223,088)	26,315 (6)	(284,445	)(6)(7)	77,089	5,206
Residential mortgage-backed securities	10,124	1,677		—	12,050	—	(12,042)	(1,928)	—	—		9,881	1,599
Asset-backed securities	395,198	44,365		—	239,598	—	(132,275)	(129,708)	—	(21,107)		396,071	41,748
Other debt securities	—	4,358		—	25,168	—	—	—	—	—		29,526	4,358
Equity securities	19,709	4,343		—	6,828	—	(8,593)	—	4	—		22,291	22
Trading derivatives—net	(27,458)	20,344	(2)	(5,408)	1,379	(2,775)	—	(24,964)	29,392	(10,976)		(20,466)	17,466	(2)
Interest rate contracts—net	(44,904)	42,457		233	2	(4)	—	(8,468)	8,431	3		(2,250)	38,552
Foreign exchange contracts—net	23,907	(28,164)		(5,517)	448	(1,852)	—	(16,150)	21,644	(11,122)		(16,806)	(27,532)
Equity contracts—net	(7,019)	9,275		10	444	(434)	—	(833)	(62)	—		1,381	9,449
Commodity contracts—net	162	(438)		(19)	485	(485)	—	(52)	(600)	143		(804)	(140)
Credit derivatives—net	396	(2,786)		(115)	—	—	—	539	(21)	—		(1,987)	(2,863)
Investment securities:
Securities available for sale	1,673,387	3,218	(3)	16,083	230,505	—	(14,809)	(211,058)	113,491	(1,338,690)		472,127	(4,380	)(3)
Debt securities
Foreign governments and official institutions bonds	130,720	—		2,582	23,158	—	(31)	(7,707)	—	—		148,722	—
Corporate bonds	1,460,489	1,629		(1,855)	11,465	—	(12,843)	(140,840)	113,491 (6)	(1,338,690	)(6)(7)	92,846	(4,370)
Residential mortgage-backed securities	22,351	(27)		100	4,500	—	—	(5,432)	—	—		21,492	(1)
Commercial mortgage-backed securities	3,802	1,090		(126)	—	—	(1,855)	(2,872)	—	—		39	—
Asset-backed securities	54,947	606		8,400	85,469	—	—	(47,172)	—	—		102,250	30
Other debt securities	964	(84)		6,980	105,889	—	—	(7,035)	—	—		106,714	(43)
Marketable equity securities	114	4		2	24	—	(80)	—	—	—		64	4
Other investment securities	32,321	(505	)(4)	—	875	—	(3,092)	(16)	—	(4,788)		24,795	(618	)(4)
Others	10,368	(597	)(4)	—	637	—	(1,990)	—	—	—		8,418	129	(4)

Total	¥2,765,275	¥99,699		¥10,675	¥752,094	¥(2,775)	¥(380,471)	¥(614,805)	¥192,404	¥(1,706,109)		¥1,115,987	¥77,361

Liabilities
Others	43,536	(74,957	)(4)	(20,590)	239	2,432	—	(20,907)	1,181	(96)		121,932	(61,188	)(4)

Total	¥43,536	¥(74,957)		¥(20,590)	¥239	¥2,432	¥—	¥(20,907)	¥1,181	¥(96)		¥121,932	¥(61,188)

Notes:

(1)	Includes Trading securities under fair value option.
(2)	Included in Trading account profits—net and in Foreign exchange gains (losses)—net.
(3)	Included in Investment securities gains—net.
(4)	Included in Trading account profits—net.
(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the first-half or the second-half of the fiscal year.
(6)	Transfer out of and transfer into Level 3 for corporate bonds were due principally to changes in the impact of unobservable credit worthiness inputs of the private placement bonds.
(7)	Certain private placement bonds issued by non-public companies which are accounted for as trading securities amounted to ¥223,938 million and securities available for sale amounted to ¥1,209,272 million were transferred from Level 3 to Level 2 during the fiscal year ended March 31, 2013. These transfers were due to change in the significance of the unobservable inputs used to measure fair value of the private placement bonds.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative Information about Level 3 Fair Value Measurements

The following table presents information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

March 31, 2013	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥33,649	Monte Carlo method	Correlation between interest rate and foreign exchange rate	32.5%~51.9%	36.0%
			Correlation between interest rates	41.3%~63.3%	62.1%
	19,699	Return on equity method	Probability of default	0.0%~8.0%	0.7%
			Recovery rate	25.0%~90.0%	56.2%
			Market-required return on capital	15.0%~17.0%	15.7%
Corporate bonds	62,788	Discounted cash flow	Probability of default	0.1%~14.2%	4.2%
			Recovery rate	15.0%~100.0%	44.9%
	1,986	Monte Carlo method	Correlation between interest rate and foreign exchange rate	32.5%~37.9%	35.2%
			Correlation between interest rates	63.3%	63.3%
	9,059	Internal model	Liquidity premium	1.5%~2.5%	2.3%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	72,640	Discounted cash flow	Discount factor	1.0%~1.2%	1.1%
			Prepayment rate	6.2%~14.8%	8.8%
			Probability of default	0.0%~5.2%	4.9%
			Recovery rate	0.0%~76.0%	65.4%
	289,398	Internal model	Asset correlations	11.0%~14.0%	13.5%
			Discount factor	1.0%~4.8%	1.5%
			Prepayment rate	3.9%~38.3%	32.6%
			Probability of default	0.0%~84.6%	— (3)
			Recovery rate	53.6%~69.8%	67.5%
Other debt securities	29,526	Discounted cash flow	Liquidity premium	0.5%~0.8%	0.8%
	104,957	Return on equity method	Probability of default	0.0%~8.0%	0.6%
			Recovery rate	25.0%~90.0%	64.8%
			Market-required return on capital	15.0%~17.0%	16.5%

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2013	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	(2,533)	Option model	Probability of default	0.3	%~12.5%
			Correlation between interest rates	(0.1	)%~97.6%
			Correlation between interest rate and foreign exchange rate	32.5	%~60.2%
			Recovery rate	40.0	%~51.0%
			Volatility	29.1	%~58.3%
			Prepayment rate	0.0	%~2.3%
Foreign exchange contracts—net	(16,806)	Option model	Probability of default	0.4	%~14.2%
			Correlation between interest rates	28.2	%~80.6%
			Correlation between interest rate and foreign exchange rate	22.2	%~66.3%
			Correlation between underlying assets	44.1	%~82.8%
			Recovery rate	40.0	%~51.0%
Equity contracts—net	1,381	Option model	Correlation between interest rate and equity	10.6	%~52.0%
Credit derivative contracts—net	(1,987)	Option model	Recovery rate	20.0	%~36.8%
			Correlation between underlying assets	11.6	%~88.2%

Notes:

(1)	The fair value as of March 31, 2013 excludes the fair value of investments valued using vendor prices.
(2)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.
(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs”.

Sensitivity to and range of unobservable inputs

Probability of default—Probability of default is an estimate of the likelihood that the default event will occur and MUFG will be unable to collect contractual amounts. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value through a decrease (increase) in the estimated cash flows. Probability of default used in Internal model of Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities represents that of underlying assets, whereas probability of default used in other valuation techniques represents the default risk of the counterparties, determined through MUFG’s credit rating system.

The wide range of probability of default used in Internal model of Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities is mainly caused by Asset-backed securities. Asset-backed securities have the large number of underlying loans, mainly corporate loans, in several industries. The MUFG Group primarily makes investments in the senior tranches of such securities, with no investments in the equity portion. Thus, the MUFG Group’s investments have higher priority of payments than mezzanine and equity and even if some of underlying loans become default status, the MUFG Group may still be able to receive the full contractual payments.

For derivative contracts, the MUFG Group holds positions with a large number of counterparties with various credit quality, which results in wider range of probability of default. However, the majority of counterparties have higher ratings, categorized as “Normal” in the internal credit rating system, the inputs used to estimate fair value of derivative contracts are concentrated in the lower end of the range.

Discount factor and Liquidity premium—Discount factor and liquidity premium are adjustments to discount rates to reflect uncertainty of cash flows and liquidity of the instruments. When recent prices of similar

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instruments are unobservable in inactive or less active markets, discount rates are adjusted based on facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rate would result in a significant decrease (increase) in a fair value.

Recovery rate and Prepayment rate—Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. For many credit securities (such as asset-backed securities), there is no directly observable market input for recovery, but indications of recovery levels are available from third-party pricing services. The assumed recovery of a security may differ from its actual recovery that will be observable in the future. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Prepayment rates change the future cash flows for the investor and thereby change the fair value of the security. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Volatility—Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. Typically, instruments can become more expensive if volatility increases. A significant increase (decrease) in volatility would result in a significant increase (decrease) in fair value through a significant increase (decrease) in the value of an option.

The level of volatility generally depends on the tenor of the underlying instrument and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike are not observable. The volatility inputs used to estimate fair value of interest rate contracts are distributed throughout the range.

Correlation—Correlation is a measure of the co-movement between two variables. A variety of correlation-related assumptions are required for a wide range of instruments including foreign governments and official institutions bonds, asset-backed securities, corporate bonds, derivatives and certain other instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primary due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity), and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes.

For interest rate contracts and foreign exchange contracts, the diversity in the portfolio held by the MUFG Group is reflected in wide ranges of correlation, as the fair values of transactions with variety of currencies and tenors are determined using several foreign exchange and interest rate curves. For equity derivative contracts, the wide range of correlation between interest rate and equity is primarily due to the large number of correlation pairs with different maturities of contracts. For credit derivative contracts, the wide range of correlation between underlying assets is primarily due to factors such as reference assets with different maturities, capital structure subordinations, and credit quality.

Valuation Process for Level 3 Fair Value Measurements

The MUFG Group establishes valuation policies and procedures for measuring fair value, for which the risk management departments ensure that the valuation techniques used are logically appropriate and consistent with market information and the financial accounting offices ensure that the valuation techniques are consistent with the accounting policies.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with the valuation policies and procedures, fair value is determined by the risk management departments or similar sections that are independent of the front offices in order to ensure objectivity and validity for measuring fair value. Analysis performed on the determined fair value is periodically reported to the management.

When valuation techniques are used to measure fair value, the valuation techniques are required to be pre-approved by the risk management departments. If the risk management departments determine that the techniques are not consistent with market practice, the valuation techniques are modified as necessary.

Fair value measurements are verified for reasonableness by the risk management departments which are responsible to perform analytical review such as comparison with market trend and information.

For broker-dealer quotes, internal price verification procedures are performed by the risk management departments. Such verification procedures include analytical review of periodic price changes, comparison analysis between periodic price changes and changes of indices such as a credit default swap index, or inquiries regarding the underlying inputs and assumptions used by the broker-dealers such as probability of default, prepayment rate and discount margin.

Unobservable inputs used in a level 3 fair value measurement are internally estimated by the risk management departments based upon the market information such as observable inputs. The reasonableness of the inputs is validated by other risk management departments by comparison analysis between the market value of financial instruments using such level 3 inputs and the internally estimated fair value, if necessary.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2012 and 2013:

	March 31, 2012					March 31, 2013
	Level 1	Level 2	Level 3	Total carrying value		Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥32,400	¥32,400		¥—	¥—	¥6,466	¥6,466
Loans	10,888	19,692	332,963	363,543		11,757	18,236	351,584	381,577
Loans held for sale	—	1,898	78	1,976		—	—	4,104	4,104
Collateral dependent loans	10,888	17,794	332,885	361,567		11,757	18,236	347,480	377,473
Premises and equipment	—	—	18,740	18,740		—	—	8,938	8,938
Intangible assets	—	—	34,729	34,729		—	—	549	549
Other assets	464,819	—	11,665	476,484		17,105	—	16,340	33,445
Investments in equity method investees(1)	464,819	—	6,223	471,042	(2)	17,105	—	11,751	28,856
Other	—	—	5,442	5,442		—	—	4,589	4,589

Total	¥475,707	¥19,692	¥430,497	¥925,896		¥28,862	¥18,236	¥383,877	¥430,975

Notes:

(1)	Includes investments valued at net asset value of ¥8,400 million and ¥4,354 million at March 31, 2012 and 2013, respectively. The unfunded commitments related to these investments are ¥4,324 million and ¥1,603 million at March 31, 2012 and 2013, respectively. These investments are private equity funds.
(2)	Reflected impairment losses on Morgan Stanley’s common stock, which was converted from Morgan Stanley’s convertible preferred stock on June 30, 2011. See Note 2 for the details.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents losses (gains) recorded as a result of nonrecurring changes in fair value for the fiscal years ended March 31, 2012 and 2013:

	Losses (Gains) for the fiscal year ended March 31,
	2012		2013
	(in millions)
Investment securities	¥6,060		¥2,387
Loans	173,242		92,438
Loans held for sale	82		380
Collateral dependent loans	173,160		92,058
Premises and equipment	11,983		5,536
Intangible assets	30,986		3,378
Other assets	584,843		16,820
Investments in equity method investees	581,649	(1)	14,635
Other	3,194		2,185

Total	¥807,114		¥120,559

Note:

(1)	Includes impairment losses on Morgan Stanley’s common stock, which was converted from Morgan Stanley’s convertible preferred stock on June 30, 2011. See Note 2 for the details on the impairment losses for the fiscal year ended March 31, 2012.

Investment securities include mainly impaired cost-method investments which were written down to fair value during the period. The fair values are determined based on recent net asset value and projected future cash flows of investees.

Loans include loans held for sale and collateral dependent loans. Loans held for sale are recorded at the lower of cost or estimated fair value. The fair value of the loans held for sale is based on secondary market, recent transactions or discounted cash flows. These loans are principally classified in Level 3 of the fair value hierarchy, and when quoted prices are available but not traded actively, such loans held for sale are classified in Level 2 of the fair value hierarchy. Collateral dependent loans are measured at fair value of the underlying collateral. Collaterals are comprised mainly of real estate and exchange-traded equity securities. The MUFG Group maintains an established process for internally determining the fair value of real estate, using the following valuation techniques and assumptions. Collateral dependent loans that are measured based on underlying real estate collateral are classified in Level 3 of the fair value hierarchy.

•

Replacement cost approach. The replacement cost approach is primarily used for buildings and land they are built on. This approach calculates the fair value of the collateral using the replacement cost of the property as of the valuation date. Replacement cost tables and useful life tables used for this approach are developed by appraising subsidiaries.

•

Sales comparison approach. The sales comparison approach is mainly used for land. The fair value of the collateral is based on Japanese government official land prices and standard land prices, considering the results of comparison analysis between the official roadside value which is used for tax purposes and the related government official land and standard land prices.

•

Income approach. The income approach is, as a general rule, applied to all rental properties based on the highest and best use concept. This approach calculates the fair value of the collateral using expected future cash flows. In this approach, the expected annual net operating income is discounted using the related capitalization yield. The significant assumptions within the income approach are the expected

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

annual net operating income and capitalization yield. The expected annual net operating income is estimated based on rental income of the property. The capitalization yield is determined based on the location and use of the property by appraising subsidiaries. The capitalization yield may be adjusted to reflect the trends in locations, occupancy rates and rent level and other factors.

Premises and equipment consist of those assets which were written down to fair value. The fair values are determined based on price obtained from an appraiser or discounted cash flows. These impaired premises and equipment are classified as Level 3 of the fair value hierarchy.

Intangible assets consist of those assets which were written down to fair values. The fair values are determined based on discounted cash flows. These impaired intangible assets are classified as Level 3 of the fair value hierarchy.

Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment. The MUFG Group records impairment losses when a decline in fair value below cost is other than temporary. The impairment losses are included in Equity in earnings (losses) of equity method investees—net in the accompanying consolidated statements of income. When investments in equity method investees are marketable equity securities, the fair values are determined based on quoted prices. Impaired investments in equity method investees which are marketable equity securities are classified in either Level 1 or Level 2 of the fair value hierarchy. When investments in equity method investees are nonmarketable equity securities, the fair values are determined using the same methodologies as impaired nonmarketable equity securities described above. Impaired investments in equity method investees which are nonmarketable equity securities are classified in Level 3 of the fair value hierarchy. For the fiscal year ended March 31, 2012, the MUFG Group recorded impairment losses on investments in Morgan Stanley. See Note 2 for the details on the impairment losses for the fiscal year ended March 31, 2012.

Fair Value Option

The MUFG Group elected the fair value option for foreign currency-denominated debt securities and equity securities held by BTMU and MUTB. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates by allowing the gains and losses on translation of these securities to be included in current earnings. Without electing the fair value option, the gains and losses on translation of these securities would have been reflected in OCI, while the gains and losses on translation of foreign currency-denominated financial liabilities would be included in current earnings.

The MUFG Group also elected the fair value option for certain financial instruments held by MUSHD’s foreign subsidiaries because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in Interest-earning deposits in other banks and Receivables under resale agreements. These financial liabilities are mainly included in Other short-term borrowings and Long-term debt. Unrealized gains and losses on such financial instruments are recognized in the accompanying consolidated statements of income.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the gains or losses recorded during the fiscal years ended March 31, 2012 and 2013 related to the eligible instruments for which the MUFG Group elected the fair value option:

	For the fiscal years ended March 31,
	2012			2013
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Interest-earning deposits in other banks	¥17	¥—	¥17	¥—	¥—	¥—
Receivables under resale agreements(1)	1,332	—	1,332	(1,436)	—	(1,436)
Trading account securities	439,854	57,055	496,909	311,827	2,185,903	2,497,730
Other assets	—	—	—	(469)	—	(469)

Total	¥441,203	¥57,055	¥498,258	¥309,922	¥2,185,903	¥2,495,825

Financial liabilities:
Other short-term borrowings(1)	¥(1,310)	¥—	¥(1,310)	¥1,542	¥—	¥1,542
Long-term debt(1)	(35,336)	—	(35,336)	22,097	—	22,097

Total	¥(36,646)	¥—	¥(36,646)	¥23,639	¥—	¥23,639

Note:

(1)	Change in value attributable to the instrument-specific credit risk related to those financial assets and liabilities are not material.

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2012 and 2013 for long-term receivables and debt instruments for which the fair value option has been elected:

	2012			2013
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial assets:
Receivables under resale agreements	¥26,000	¥26,056	¥56	¥—	¥—	¥—
Other assets	—	—	—	3,000	3,006	6

Total	¥26,000	¥26,056	¥56	¥3,000	¥3,006	¥6

Financial liabilities:
Long-term debt	¥664,095	¥524,758	¥(139,337)	¥650,382	¥564,845	¥(85,537)

Total	¥664,095	¥524,758	¥(139,337)	¥650,382	¥564,845	¥(85,537)

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest income and expense and dividend income related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and reported in the accompanying consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

Estimated Fair Value of Financial Instruments

In addition to financial instruments measured and disclosed on a fair value basis, the disclosure of the estimated fair value of financial instruments that are not carried at fair value is also required. The following is a summary of carrying amounts and estimated fair values of financial instruments which are not carried at fair value on the accompanying consolidated balance sheets as of March 31, 2012:

	March 31, 2012
	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash and due from banks	¥3,230	¥3,230
Interest-earning deposits in other banks	5,898	5,898
Call loans and funds sold	451	451
Receivables under resale agreements	4,456	4,456
Receivables under securities borrowing transactions	3,283	3,283
Investment securities(1)	2,692	2,930
Loans, net of allowance for credit losses(2)	91,013	92,083
Other financial assets	5,669	5,669
Financial liabilities:
Deposits
Non-interest-bearing	¥17,688	¥17,688
Interest-bearing	121,876	121,947
Total deposits	139,564	139,635
Call money and funds purchased	2,796	2,796
Payables under repurchase agreements	13,573	13,573
Payables under securities lending transactions	4,979	4,979
Due to trust account	627	627
Other short-term borrowings	10,857	10,857
Long-term debt	12,081	12,311
Other financial liabilities	5,245	5,245

Notes:

(1)	Includes impaired securities measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on the accompanying consolidated balance sheets as of March 31, 2013:

	March 31, 2013
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥3,619	¥3,619	¥3,619	¥—	¥—
Interest-earning deposits in other banks	8,112	8,112	—	8,112	—
Call loans and funds sold	619	619	—	619	—
Receivables under resale agreements	5,660	5,660	—	5,660	—
Receivables under securities borrowing transactions	2,615	2,615	—	2,615	—
Investment securities(1)	2,492	2,778	272	495	2,011
Loans, net of allowance for credit losses(2)	97,254	98,729	12	284	98,433
Other financial assets	5,132	5,132	—	5,132	—
Financial liabilities:
Deposits
Non-interest-bearing	¥18,810	¥18,810	¥—	¥18,810	¥—
Interest-bearing	129,420	129,480	—	129,480	—
Total deposits	148,230	148,290	—	148,290	—
Call money and funds purchased	4,011	4,011	—	4,011	—
Payables under repurchase agreements	15,700	15,700	—	15,700	—
Payables under securities lending transactions	3,993	3,993	—	3,993	—
Due to trust account	633	633	—	633	—
Other short-term borrowings	11,604	11,604	—	11,604	—
Long-term debt	11,622	11,980	—	11,969	11
Other financial liabilities	4,753	4,753	—	4,753	—

Notes:

(1)	Includes impaired securities measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.

The following section describes the valuation techniques adopted by the MUFG Group to estimate fair values of financial instruments that are not recorded at fair value on the accompanying consolidated balance sheets.

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

Investment securities—The fair values of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have readily available quoted prices or secondary market prices. The fair values of certain nonmarketable equity

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities, such as preferred stock convertible to marketable common stock issued by public companies are determined by utilizing commonly accepted valuation technique to derive a fair value using the present value of dividend cash flows and option prices. For option prices, the Trinomial Tree Method determines possible paths of future stock prices using a forward rate for a common stock, and the price is calculated by multiplying the possible paths of future stock prices by the expected cash flows generated from the probability of exercising options or upon exercising of the options. Inputs used in the valuation include but are not limited to stock price, volatility and credit spread. The valuation is performed on a quarterly basis. At the time of any sale, the MUFG Group generally separately calculates a valuation to be used in sales price negotiations with the counterparty. The price agreed between the MUFG Group and a counterparty is also used as a reference for validating the appropriateness of previous valuations of the investment. The MUFG Group performs periodic validation of the valuation technique. Specifically, the sensitivity and appropriateness of the inputs are verified by using different valuation technique employed by the MUFG Group. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous nonpublic companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The carrying amounts not included in the above summary are ¥570 billion and ¥504 billion at March 31, 2012 and 2013, respectively.

Loans—The fair value of loans are estimated by discounting expected future cash flows based on types of loans, internal ratings and possibility of prepayment using the discount rates which include adjustments to reflect the expectations about possible variations to the current market rates. For certain residential loans with variable interest rates provided to individual home owners, the carrying amount is presented as the fair value since such carrying amount approximates the fair value, unless the creditworthiness of the borrower has changed significantly since the loan origination. Where quoted prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For receivables from bankrupt, virtually bankrupt, and likely to become bankrupt borrowers, credit loss is estimated based mainly on the expected amount to be collected from collaterals and guarantees. The carrying amount is presented as the fair value since the fair value approximates such carrying amount.

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥1,131 billion and ¥1,274 billion at March 31, 2012 and 2013, respectively.

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

Long-term debt—The fair value of corporate bonds issued by the MUFG Group is determined based on quoted prices of those corporate bonds. The fair value of fixed rate corporate bonds without quoted prices is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting premium applicable to the MUFG Group. For variable rate corporate bonds without quoted prices, the carrying amount of such bonds is presented as the fair value since such carrying amount approximates the fair value. This is on the basis that the market interest rate is reflected in the fair value of such corporate bonds because such bond terms were set within a short time period and that there has been no significant impact on the fair value of those bonds.

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

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2012 and 2013 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2012 and 2013. These amounts have not been comprehensively reevaluated since that date, and therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

30.	STOCK-BASED COMPENSATION

The following describes the stock-based compensation plans of MUFG, BTMU, MUTB, MUSHD, MUMSS and UNBC.

MUFG, BTMU, MUTB, MUSHD and MUMSS

MUFG, BTMU, MUTB, MUSHD and MUMSS have a stock-based compensation plan for directors, executive officers and corporate auditors and senior fellows (“officers”).

The awards under the stock-based compensation plan are a type of stock option (referred to as “Stock Acquisition Rights”) to officers of MUFG, BTMU, MUTB, MUSHD and MUMSS. The Stock Acquisition Rights are normally issued and granted to these officers once a year.

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

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If any events occur that require the adjustment of the number of granted shares (e.g., mergers, consolidations, corporate separations or capital reductions of MUFG), MUFG shall appropriately adjust the number of granted shares to a reasonable extent.

The contractual term of the Stock Acquisition Rights is approximately 30 years from the date of grant. Some of the Stock Acquisition Rights vest on the date of grant and the rest of the rights graded-vest depending on the holders’ service periods as officers. The Stock Acquisition Rights are only exercisable after the date on which the following conditions are met: (1) holder as a director or an executive officer loses the status of both director and executive officer, and (2) holder as a corporate auditor loses the status of a corporate auditor, and (3) holder as a senior fellow loses the status of a senior fellow. The exercise price is ¥1 per share.

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU, MUTB, MUSHD and MUMSS for the fiscal year ended March 31, 2013:

	Fiscal year ended March 31, 2013
	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			(in years)	(in millions)
Outstanding, beginning of fiscal year	19,374,200	¥1
Granted	8,373,600	1
Exercised	(4,051,500)	1
Forfeited or Expired	(121,500)	1

Outstanding, end of fiscal year	23,574,800	¥1	28.04	¥13,131

Exercisable, end of fiscal year	—	¥—	—	¥—

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

	Fiscal years ended March 31,
	2011	2012	2013
Risk-free interest rate	0.23%	0.29%	0.11%
Expected volatility	43.97%	44.96%	40.48%
Expected term	4 years	4 years	4 years
Expected dividend yield	2.91%	3.13%	3.18%

The weighted-average grant date fair value of the Stock Acquisition Rights granted for the fiscal years ended March 31, 2011, 2012 and 2013 was ¥36,600, ¥33,700 and ¥33,100 per 100 shares, respectively.

The MUFG Group recognized ¥2,839 million, ¥2,771 million and ¥2,862 million of compensation costs related to the Stock Acquisition Rights with ¥1,155 million, ¥1,127 million and ¥1,088 million of the corresponding tax benefit for the fiscal years ended March 31, 2011, 2012 and 2013, respectively. As of March 31, 2013, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥552 million and it is expected to be recognized over three months.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash received from the exercise of the Stock Acquisition Rights for the fiscal years ended March 31, 2011, 2012 and 2013 was ¥3 million, ¥4 million and ¥4 million, respectively. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights for the fiscal years ended March 31, 2011, 2012 and 2013 was ¥836 million, ¥821 million and ¥675 million, respectively.

UNBC

UnionBanCal Corporation Stock Bonus Plan (“Stock Bonus Plan”)

Effective as of April 27, 2010, UNBC adopted the Stock Bonus Plan. Under the Stock Bonus Plan, UNBC grants restricted stock units settled in American Depositary Shares (“ADSs”) representing shares of common stock of UNBC’s indirect parent company, MUFG, to key employees at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (“the Committee”). The Committee determines the number of shares, vesting requirements and other features and conditions of the restricted stock units. Under the Stock Bonus Plan, MUFG ADSs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the Plan since all shares are purchased in the open market. These awards generally vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, the grants vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age and service conditions, or terminates employment under certain conditions.

Under the Stock Bonus Plan, the restricted stock unit participants do not have dividend rights, voting rights or other stockholder rights. The grant date fair value of these awards is equal to the closing price of the MUFG ADSs on date of grant.

The following table is a summary of the Stock Bonus Plan:

Grant Date	Units Granted	Fair Value of Stock	Vesting Duration	Pro-rata Vesting Date
Grant Date
November 15, 2010	3,995,505	$4.72	3 years	April 15
April 15, 2011	4,754,105	4.69	3 years	April 15
July 15, 2011	180,740	4.94	3 years	July 15
April 15, 2012	4,816,795	4.78	3 years	April 15
July 15, 2012	74,175	4.72	3 years	July 15

The following table is a rollforward of the restricted stock units under the Stock Bonus Plan for the fiscal years ended December 31, 2011 and 2012:

	Restricted Stock Units
	2011	2012
Units outstanding, beginning of year	3,943,590	7,138,334
Activity during the year:
Granted	4,934,845	4,890,970
Vested	1,435,268	2,920,392
Forfeited	304,833	251,028

Units outstanding, end of year	7,138,334	8,857,884

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table is a summary of UNBC’s compensation costs, the corresponding tax benefit for the fiscal years ended December 31, 2010, 2011 and 2012, and unrecognized compensation costs as of December 31, 2010, 2011 and 2012:

	December 31,
	2010	2011	2012
	(in millions)
Compensation costs	¥263	¥1,198	¥1,437
Tax benefit	88	479	559
Unrecognized compensation costs	1,304	1,710	2,251

31.	PARENT COMPANY ONLY FINANCIAL INFORMATION

Distributions of retained earnings of BTMU and MUTB are restricted in order to meet the minimum capital adequacy requirements under the Banking Law. Also, retained earnings of these banking subsidiaries are restricted, except for ¥4,932,837 million, in accordance with the statutory reserve requirements under the Company Law at March 31, 2013 (see Notes 17 and 19).

The following table presents the parent company only financial information of MUFG:

Condensed Balance Sheets

	2012	2013
	(in millions)
Assets:
Cash and interest-earning deposits with banks	¥132,431	¥127,303
Investments in subsidiaries and affiliated companies	10,788,927	12,849,434
Other assets	66,227	56,435

Total assets	¥10,987,585	¥13,033,172

Liabilities and Shareholders’ equity:
Short-term borrowings from subsidiaries	¥1,849,072	¥1,873,336
Long-term debt from subsidiaries and affiliated companies	383,903	384,107
Long-term debt	28	59
Other liabilities	171,424	166,875

Total liabilities	2,404,427	2,424,377

Total shareholders’ equity	8,583,158	10,608,795

Total liabilities and shareholders’ equity	¥10,987,585	¥13,033,172

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Income

	2011	2012		2013
	(in millions)
Income:
Dividends from subsidiaries and affiliated companies	¥341,687	¥270,923		¥220,050
Dividends from Morgan Stanley(1)	71,216	—	(1)	— (1)
Gain on conversion rate adjustment of Morgan Stanley’s convertible preferred stock	—	139,320		—
Management fees from subsidiaries	16,510	16,708		17,154
Interest income	102	99		77
Foreign exchange gains (losses)—net	93,310	32,237		(59,375)
Other income	1,923	5,614		634

Total income	524,748	464,901		178,540

Expense:
Operating expenses	13,981	14,515		15,952
Interest expense to subsidiaries and affiliated companies	42,752	37,905		30,501
Interest expense	2,856	1,196		1,122
Other expense	934	923		2,620

Total expense	60,523	54,539		50,195

Equity in undistributed net income of subsidiaries and affiliated companies—net	52,751	55,139		937,673

Income before income tax expense (benefit)	516,976	465,501		1,066,018
Income tax expense (benefit)	64,331	49,270		(3,106)

Net income	¥452,645	¥416,231		¥1,069,124

Note:

(1)	Dividends from Morgan Stanley for the fiscal year ended March 31, 2012 and 2013 are included in Dividends from subsidiaries and affiliated companies since Morgan Stanley became an affiliated company on June 30, 2011. See Note 2 for more information.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	2011	2012	2013
	(in millions)
Operating activities:
Net income	¥452,645	¥416,231	¥1,069,124
Adjustments and other	(111,730)	(133,368)	(858,288)

Net cash provided by operating activities	340,915	282,863	210,836

Investing activities:
Proceeds from sales and redemption of stock investment in subsidiaries and affiliated companies	250,000	17,371	21,160
Purchases of equity investments in subsidiaries and affiliated companies	(89,042)	(20,000)	(3,838)
Net decrease (increase) in interest-earning deposits with banks	(70,502)	18,696	8,996
Other—net	(1,486)	(7,245)	(10,623)

Net cash provided by investing activities	88,970	8,822	15,695

Financing activities:
Net increase (decrease) in short-term borrowings from subsidiaries	531,197	66,600	(34,989)
Repayment of long-term debt	(230,025)	(8)	(20)
Repayment of long-term debt to subsidiaries and affiliated companies	(295,652)	(169,710)	—
Proceeds from sales of treasury stock	4	3	1
Payments for acquisition of preferred stock	(250,000)	—	—
Payments to acquire treasury stock	(30)	(12)	(16)
Dividends paid	(190,455)	(187,616)	(187,778)
Other—net	(386)	(1,346)	(212)

Net cash used in financing activities	(435,347)	(292,089)	(223,014)

Net increase (decrease) in cash and cash equivalents	(5,462)	(404)	3,517
Cash and cash equivalents at beginning of fiscal year	16,488	11,026	10,622

Cash and cash equivalents at end of fiscal year	¥11,026	¥10,622	¥14,139

32.	SEC REGISTERED FUNDING VEHICLES ISSUING NON-DILUTIVE PREFERRED SECURITIES

In February 2006, MUFG established MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited, wholly-owned funding vehicles in the Cayman Islands, for the issuance of preferred securities to enhance the flexibility of its capital management.

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

The Preferred Securities are non-dilutive and not convertible into MUFG’s common shares. The Preferred Securities were included as part of MUFG’s Tier I capital at March 31, 2012 and 2013 under its capital adequacy requirements.

These funding vehicles are not consolidated as the MUFG Group’s subsidiaries. See Note 23 for discussion. The funds raised through such funding vehicles are primarily loaned to the MUFG Group and presented as Long-term debt in the accompanying consolidated balance sheet at March 31, 2012 and 2013.

On July 25, 2011, MUFG redeemed a total of ¥120,000,000,000 of non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 3 Limited.

33.	SUBSEQUENT EVENTS

Approval of Dividends

On June 27, 2013, the shareholders approved the payment of cash dividends to the shareholders of record on March 31, 2013, of ¥57.50 per share of Class 5 Preferred Stock, ¥2.65 per share of Class 11 Preferred Stock, totaling ¥8,970 million, and ¥7.00 per share of Common stock, totaling ¥99,109 million.

Stock Acquisition Rights

On July 17, 2013, MUFG allotted the directors (excluding outside directors), executive officers and senior fellows of MUFG, BTMU, MUTB, MUSHD and MUMSS stock acquisition rights to acquire an aggregate amount of 2,951,500 shares of MUFG’s common stock. The stock acquisition rights have an exercise price of ¥1 per common share, and are exercisable until July 16, 2043.

Partial Amendment to the Articles of Incorporation

On June 27, 2013, amendments to the Articles of Incorporation were made with respect to Class 3 Preferred Stock. As a result, the aggregate number of shares authorized to be issued by MUFG was decreased by 120,000,000 shares, and the aggregated number of Class 3 Preferred Shares authorized to be issued was deleted.

Acquisition of Krungsri

On July 2, 2013, BTMU entered into a share tender agreement with GE Capital International Holdings Corporation, (“GE Capital”), regarding GE Capital’s shareholding in Bank of Ayudhya Public Company Limited (“Krungsri”), in Thailand.

MITSUBISHI UFJ FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subject to satisfactory regulatory approvals, corporate approvals and fulfillment of certain conditions, BTMU will launch a Voluntary Tender Offer (“VTO”) for Krungsri shares at THB39 per share, aiming to take a majority stake in Krungsri. There is no minimum or maximum acceptance condition for the tender offer. If BTMU acquires expected maximum of approximately 75% of Krungsri’s total outstanding shares through the tender offer, the total purchase price will be approximately ¥560 billion based on the currency exchange rate of ¥3.16 to the Thai baht.

Krungsri is the fifth-largest commercial bank in Thailand offering diversified financial services while holding wide range of client base and market knowledge. As a part of a strategy designed to further develop BTMU’s business in Asia, the investment in Krungsri aims to establish a full-fledged commercial banking platform in Asia. The acquisition of Krungsri and BTMU’s existing branch in Thailand will mutually complement each other by providing comprehensive financial services for various local customers and multi-national corporate customers.

* * * * *

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ NOBUYUKI HIRANO
Name:	Nobuyuki Hirano
Title:	President & Chief Executive Officer

Date: July 22, 2013

EXHIBIT INDEX

Exhibit	Description
1(a)	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 27, 2013. (English translation)

1(b)	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)**

1(c)	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on December 24, 2010. (English translation)**

1(d)	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009. (English Translation)*

2(a)	Form of American Depositary Receipt.***

2(b)	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder.***

8	Subsidiaries of the Company—see “Item 4.C. Information on the Company—Organizational Structure.”

11

Principles of Ethics and Conduct, Compliance Rules, Compliance Manual, and Rules of Employment of Mitsubishi UFJ Financial Group, Inc. applicable to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. (English translation of relevant sections)

12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

Notes:
*	Incorporated by reference to our annual report on Form 20-F (File No. 333-98061-99) filed on September 2, 2009.
**	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 28, 2011.
***	Incorporated by reference to our annual report on Form 20-F (File No. 000-54189) field on July 23, 2012.